Form 20-F
period 2001-12-31
PETROCHINA CO LTD
filed 2002-06-28
CIK 1108329

CERTAIN TERMS AND CONVENTIONS
Conventions Which Apply to this Annual Report
Conversion Table
Certain Oil and Gas Terms
FORWARD-LOOKING STATEMENTS
PART I
ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3 — KEY INFORMATION
Exchange Rates
Selected Financial Data
Risk Factors
ITEM 4 — INFORMATION ON THE COMPANY
Introduction
Exploration and Production
Refining and Marketing
Chemicals and Marketing
Natural Gas and Pipeline
Competition
Environmental Matters
Legal Proceedings
Properties
Regulatory Matters
ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS
General
Operating Results
Liquidity and Capital Resources
Research and Development
Trend Information
Other Information
ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors, Senior Management and Supervisors
Compensation
Board Practices
Employees
Share Ownership
ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
Related Party Transactions
ITEM 8 — FINANCIAL INFORMATION
Financial Statements
Dividend Policy
Significant Changes
ITEM 9 — OFFER AND LISTING
Nature of the Trading Market and Market Price Information
ITEM 10 — ADDITIONAL INFORMATION
Memorandum and Articles of Association
Material Contracts
Exchange Control
Taxation
Documents on Display
ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13 — DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES
ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15 — [RESERVED]
ITEM 16 — [RESERVED]
PART III
ITEM 17 — FINANCIAL STATEMENTS
ITEM 18 — FINANCIAL STATEMENTS
ITEM 19 — EXHIBITS
SIGNATURE
INDEX OF FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
EXHIBIT INDEX
Article of Accodication
2001 Performance Contract btw Huang Yan & Co.
2001 Performance Contract btw Ren Chuanjun & Co.
2001 Performance Contract btw Su Shulin & Co.
2001 Performance Contract btw Wang Fucheng & Co.
2001 Performance Contract btw Luo Yingjun & Co.
2001 Performance Contract btw Shi Xingquan & Co.
2001 Performance Contract btw Lin Qingshan & Co.
2001 Performance Contract btw Zhang Xinzhi & Co.
2001 Performance Contract btw Wang Guoliang & Co.
2001 Performance Contract btw Shen Pingping & Co.
2001 Performance Contract btw Jia Chengzao & Co.
Crude Oil Mutual Supply Framework Agreement
SUBSIDIARIES OF PETROCHINA COMPANY LIMITED

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                to

Commission File Number 1-15006

(Exact name of Registrant as specified in its charter)

PetroChina Company Limited

(Translation of Registrant’s name into English)

The People’s Republic of China

(Jurisdiction of incorporation or organization)

16 Andelu

Dongcheng District, Beijing, 100011
The People’s Republic of China
(Address of principal executive offices)

    Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of	Name of each exchange
Each class	on which registered

American Depositary Shares, each representing 100 H Shares, par value RMB 1.00 per share*	New York Stock Exchange, Inc.
H Shares, par value RMB 1.00 per share	New York Stock Exchange, Inc.**

      Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

    Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

    Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

State-owned shares, par value RMB 1.00 per share	158,241,758,000
H Shares, par value RMB 1.00 per share***	17,582,418,000

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) or the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X  No

     Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17    Item 18 X

*	PetroChina’s H Shares are listed and traded on The Stock Exchange of Hong Kong Limited.

**	Not for trading, but only in connection with the registration of American Depository Shares.

***	Include 877,159,000 H Shares represented by American Depositary Shares.

CERTAIN TERMS AND CONVENTIONS

Conventions Which Apply to this Annual Report

      Unless the context otherwise requires, references in this annual report to:

•	“CNPC” or “CNPC group” are to our parent, China National Petroleum Corporation and its affiliates and subsidiaries, excluding PetroChina, its subsidiaries and its interests in long-term investments, and where the context refers to any time prior to the establishment of CNPC, those entities and businesses which were contributed to CNPC upon its establishment.

•	“PetroChina”, “we”, “our”, “our company” and “us” are to:

—	PetroChina Company Limited, a joint stock company incorporated in the People’s Republic of China with limited liability and its subsidiaries and branch companies, or

—	the CNPC group’s domestic crude oil and natural gas exploration and production, refining and marketing, chemicals and natural gas businesses that were transferred to us in the restructuring of the CNPC group in 1999.

•	“PRC” or “China” are to the People’s Republic of China, but do not apply to Hong Kong, Macau or Taiwan for purposes of this annual report.

      We publish our consolidated financial statements in Renminbi. The audited consolidated financial statements included in this annual report have been prepared as if the operations and businesses transferred to us from CNPC were transferred as of the earliest period presented or from the date of establishment of the relevant unit, whichever is later, and conducted by us throughout the period. In this annual report, IAS refers to International Accounting Standards.

Conversion Table

1 barrel-of-oil equivalent	= 1 barrel of crude oil	= 6,000 cubic feet of natural gas
1 cubic meter	= 35.315 cubic feet
1 ton of crude oil	= 1 metric ton of crude oil	= 7.389 barrels of crude oil (assuming an API gravity of 34 degrees)

Certain Oil and Gas Terms

      Unless the context indicates otherwise, the following terms have the meanings shown below:

“acreage”	The total area, expressed in acres, over which an entity has interests in exploration or production. Net acreage is the entity’s interest, expressed in acres, in the relevant exploration or production area.

“API gravity”	An indication of the density of crude oil or other liquid hydrocarbons as measured by a system recommended by the American Petroleum Institute (API), measured in degrees. The lower the API gravity, the heavier the compound.

“condensate”	Light hydrocarbon substances produced with natural gas that condense into liquid at normal temperatures and pressures associated with surface production equipment.

“crude oil”	Crude oil, including condensate and natural gas liquids.

“day”	When used with respect to production or capacity, means the total annual available production or capacity (after taking into account scheduled plant shutdowns) divided by 365.

“development cost”	For a given period, costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas.

“finding cost”	For a given period, costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells and exploratory-type stratigraphic test wells. Also known as exploration cost.

“lifting cost”	For a given period, costs incurred to operate and maintain wells and related equipment and facilities, including applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities. Also known as production cost.

“natural gas liquids”	Hydrocarbons that can be extracted in liquid form together with natural gas production. Ethane and pentanes are the predominant components, with other heavier hydrocarbons also present in limited quantities.

“offshore”	Areas under water with a depth of five meters or greater.

“onshore”	Areas of land and areas under water with a depth of less than five meters.

“primary distillation capacity”	At a given point in time, the maximum volume of crude oil a refinery is able to process in its basic distilling units.

“proved developed reserves”	Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

“proved reserves”	Estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not of escalations based upon future conditions.

“proved undeveloped reserves”	Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

“reserve-to-production ratio”	For any given well, field or country, the ratio of proved reserves to annual production of crude oil or, with respect to natural gas, to wellhead production excluding flared gas.

“sales gas”	Marketable production of gas on an “as sold” basis, excluding flared gas, injected gas and gas consumed in operations.

“water cut”	For a given oil region, the percentage that water constitutes of all fluids extracted from all wells in that region.

      References to:

•	BOE are to barrels-of-oil equivalent,

•	Mcf are to thousand cubic feet, and

•	Bcf are to billion cubic feet.

FORWARD-LOOKING STATEMENTS

      This annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	the amount and nature of future exploration, development and other capital expenditures;

•	future prices and demand for crude oil, natural gas, refined products and chemical products;

•	development projects;

•	exploration prospects;

•	reserves potential;

•	production of oil and gas and refined and chemical products;

•	development and drilling potential;

•	expansion and other development trends of the oil and gas industry;

•	the planned development of our natural gas operations;

•	the planned expansion of our refined product marketing network;

•	the planned expansion of our natural gas infrastructure;

•	our future overall business development and economic performance;

•	our anticipated financial and operating information regarding, and the future development and economic performance of, our business;

•	our anticipated market risk exposure arising from future changes in interest rates, foreign exchange rates and commodity prices; and

•	other prospects of our business and operations.

      The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they related to us, are intended to identify a number of these forward-looking statements.

      The forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in this annual report and the following:

•	fluctuations in crude oil and natural gas prices;

•	failure to achieve continued exploration success;

•	failures or delays in achieving production from development projects;

•	continued availability of capital and financing;

•	acquisitions and other business opportunities that we may pursue;

•	general economic, market and business conditions, including volatility in interest rates, changes in foreign exchange rates and volatility in commodity markets;

•	liability for remedial actions under environmental regulations;

•	impact of China’s admission to the World Trade Organization;

•	changes in PRC policies, laws or regulations; and

•	the other risk factors discussed in this annual report, and other factors beyond our control.

      You should not place undue reliance on any forward-looking statement.

PART I

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

      Not applicable. However, see “Item 6 — Directors, Senior Management and Employees — Directors, Senior Management and Supervisors.”

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3 — KEY INFORMATION

Exchange Rates

      Translations of amounts in this annual report from Renminbi into U.S. dollars and vice versa have been made at the rate of RMB 8.2766 to US$1.00, which was the noon buying rate in New York City for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2001. You should not construe these translations as representations that the RMB amounts could be converted into U.S. dollar amounts at that rate, or at all.

      The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00=RMB 8.2768 on June 11, 2002. The following table set forth the high and low noon buying rates between Renminbi and U.S. dollars for each month during the previous six months:

	Noon buying rate

	High	Low

	(RMB per US$)
December 2001	8.2773	8.2676
January 2002	8.2768	8.2765
February 2002	8.2770	8.2765
March 2002	8.2780	8.2766
April 2002	8.2780	8.2769
May 2002	8.2775	8.2765
June 2002 (through June 11)	8.2770	8.2767

      The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 1997, 1998, 1999, 2000 and 2001, calculated by averaging the noon buying rates on the last day of each month during the relevant year:

Average noon buying rate

(RMB per US$)
1997	8.3194
1998	8.3009
1999	8.2784
2000	8.2784
2001	8.2770

Selected Financial Data

Historical Financial Information

      You should read the selected historical financial data set forth below in conjunction with the consolidated financial statements of PetroChina and their notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected historical income statement data for the years ended December 31, 1999, 2000 and 2001 and the selected historical balance sheet data as of December 31, 2000 and 2001 set forth below are derived from our audited consolidated financial statements, including their notes, included elsewhere in this annual report. The selected historical income statement data for the years ended December 31, 1997 and 1998 and the selected historical balance sheet data as of December 31, 1997, 1998 and 1999 set forth below are derived from our previously audited financial statements. The financial information included in this section may not necessarily reflect our results of operations, financial position and cash flows in the future or what our results of operations, financial position and cash flows would have been had we been a separate and stand-alone entity during the relevant periods.

      We have prepared our consolidated financial statements in accordance with IAS. IAS differ materially from the generally accepted accounting principals in the U.S. (“US GAAP”). For a discussion of material differences between IAS and US GAAP, see Note 33 to our consolidated financial statements.

	Year ended December 31,

	1997	1998	1999	2000	2001	2001

	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except for per share and per ADS information)
Income Statement Data
IAS
Revenues
Sales and other operating revenues	157,381	147,287	175,969	241,992	238,893	28,863

Operating expenses
Purchases, services and other	(56,980)	(58,190)	(61,470)	(62,598)	(76,859)	(9,287)
Employee compensation costs	(8,826)	(9,752)	(11,064)	(14,430)	(13,992)	(1,690)
Exploration expenses, including exploratory dry holes	(6,830)	(5,990)	(7,344)	(8,680)	(7,344)	(887)
Depreciation, depletion and amortization	(16,450)	(17,803)	(23,533)	(33,760)	(33,367)	(4,031)
Selling, general and administrative expenses	(9,827)	(9,838)	(12,596)	(16,649)	(20,837)	(2,518)
Employee separation costs and shutting down of manufacturing assets	—	—	—	(6,579)	(478)	(58)
Revaluation loss	—	—	(1,122)	—	—	—
Impairment loss on assets to be retained by CNPC	—	(310)	(2,007)	—	—	—
Taxes other than income taxes	(9,279)	(9,579)	(10,278)	(13,230)	(13,916)	(1,681)
Other income/(expenses), net	(557)	(336)	345	(307)	117	(14)

Total operating expenses	(108,749)	(111,798)	(129,069)	(156,233)	(166,676)	(20,138)

Income from operations	48,632	35,489	46,900	85,759	72,217	8,725
Income from equity affiliates	331	88	128	584	341	41
Exchange gain (loss), net	3,126	(1,872)	(2,233)	1,172	250	30
Interest income	1,048	1,326	632	584	799	97
Interest expense	(10,928)	(12,276)	(8,896)	(6,048)	(4,149)	(502)
Income before income taxes	42,209	22,755	36,531	82,051	69,458	8,391
Income taxes	(12,200)	(7,537)	(9,403)	(26,985)	(23,054)	(2,785)

Income before minority interests	30,009	15,218	27,128	55,066	46,404	5,606
(Income) loss applicable to minority interests	(161)	57	(127)	165	404	49

Net income	29,848	15,275	27,001	55,231	46,808	5,655

Basic and diluted net income per share(1)	0.19	0.10	0.17	0.32	0.27	0.03

Basic and diluted net income per ADS(2)	18.66	9.55	16.88	32.18	27.27	3.30

	Year ended December 31,

	1997	1998	1999	2000	2001	2001

	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except for per share and per ADS information)
US GAAP
Net income	29,848	15,275	30,987	60,822	52,273	6,316

Basic and diluted net income per share(1)	0.19	0.10	0.19	0.35	0.30	0.04

Basic and diluted net income per ADS(2)	18.66	9.55	19.37	35.44	29.73	3.59

	As of December 31,

	1997	1998	1999	2000	2001	2001

	RMB	RMB	RMB	RMB	RMB	US$

	(in millions)
Balance Sheet Data
IAS
Assets
Current assets
Cash and cash equivalents	16,456	15,109	17,848	18,060	11,117	1,343
Time deposits with maturities over three months	—	—	—	—	3,253	393
Notes receivable	2,003	1,905	2,224	2,464	2,359	285
Short-term investments	16	53	1,487	—	—	—
Receivables under resale agreements	—	—	—	5,815	11,505	1,390
Accounts receivable, less allowance for doubtful accounts	14,676	19,355	14,883	12,695	7,909	956
Inventories, at net book value	17,924	17,493	17,602	31,514	27,961	3,378
Prepaid expenses and other current assets	20,246	18,677	26,564	8,933	22,308	2,695

Total current assets	71,321	72,592	80,608	79,481	86,412	10,440
Net assets to be retained by CNPC	7,494	8,478	—	—	—	—
Property, plant and equipment, less accumulated depreciation, depletion and amortization	212,970	228,710	324,990	341,229	365,063	44,108
Long-term investments, at net book value	3,152	3,579	3,799	4,784	5,436	657
Intangible and other assets	1,361	1,724	1,888	2,586	3,963	479

Total assets	296,298	315,083	411,285	428,080	460,874	55,684

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	55,195	63,474	59,959	39,076	23,111	2,792
Accounts payable and accrued liabilities	36,906	39,462	45,190	36,802	51,214	6,189
Income and other taxes payable	4,325	3,884	4,739	16,570	14,423	1,742

Total current liabilities	96,426	106,820	109,888	92,448	88,748	10,723
Payable to CNPC	7,494	8,478	—	—	—	—
Long-term debt	105,522	105,354	84,458	53,341	65,484	7,912
Deferred credits and other long-term obligations	929	2,119	1,146	1,176	1,354	164
Deferred income taxes	9,769	10,381	1,182	3,169	7,030	849

Total liabilities	220,140	233,152	196,674	150,134	162,616	19,648
Minority interest	3,291	3,798	4,200	4,989	5,136	621
Owner’s/Shareholders’ equity(6)	72,867	78,133	210,411	272,957	293,122	35,415

Total liabilities and shareholders’ equity	296,298	315,083	411,285	428,080	460,874	55,684

Share capital, issued and outstanding, RMB 1.00 par value
State-owned shares	—	—	160,000	158,242	158,242	19,119
H shares and ADSs	—	—	—	17,582	17,582	2,124
US GAAP
Total assets	296,298	315,083	336,133	361,362	402,402	48,619
Owner’s/Shareholders’ equity(6)	72,867	78,133	160,663	228,800	254,430	30,741

	As of December 31,

	1997	1998	1999	2000	2001	2001

	RMB	RMB	RMB	RMB	RMB	US$

	(in millions)
Other Financial Data
IAS
Dividend per share	—	—	—	0.14	0.12	0.01
Dividend per ADS	—	—	—	14.14	11.98	1.45

Capital expenditures(3)	(53,440)	(43,420)	(42,870)	(56,759)	(51,118)	(6,176)
Net cash provided by operating activities	54,809	37,651	54,053	104,169	84,492	10,209
Net cash used for investing activities(4)	(52,469)	(38,832)	(40,418)	(60,401)	(61,624)	(7,446)
Net cash used for financing activities(5)	(2,063)	(166)	(10,896)	(43,556)	(29,811)	(3,602)

(1)	Historical income per share for the year ended December 31, 2001 has been calculated by dividing the net profit by the number of 175,824 million shares issued and outstanding for the period presented. Historical income per share for the year ended December 31, 2000 has been calculated by dividing the net profit by the weighted average number of 171,630 million shares issued and outstanding for the period presented. Historical income per share for the years ended December 31, 1997, 1998 and 1999 has been calculated by dividing the net profit by the 160,000 million shares issued and outstanding upon the formation of PetroChina on November 5, 1999 for such periods presented.

(2)	Historical income per ADS for the year ended December 31, 2001 has been calculated by dividing the net profit by the number of 175,824 million shares issued and outstanding for the period presented, assuming each ADS representing 100 H shares. Historical income per ADS for the year ended December 31, 2000 has been calculated by dividing the net profit by the weighted average number of 171,630 million shares issued and outstanding for the period presented, assuming each ADS representing 100 H shares. Historical income per ADS for the years ended December 31, 1997, 1998 and 1999 has been calculated by dividing the net profit by the 160,000 million shares issued and outstanding upon the completion of the global offering of our H shares for such periods presented, assuming each ADS representing 100 H shares.

(3)	Excludes capital expenditures for assets retained by CNPC of RMB 1,692 million, RMB 1,687 million and RMB 111 million in 1997, 1998 and 1999, respectively. We did not incur such capital expenditures in 2000 and 2001.

(4)	Includes capital expenditures for assets by CNPC of RMB 1,692 million, RMB 1,687 million and RMB 111 million in 1997, 1998 and 1999, respectively. We did not incur such capital expenditures in 2000 and 2001.

(5)	Includes contributions from CNPC for assets retained by CNPC of RMB 1,692 million, RMB 1,687 million and RMB 111 million in 1997, 1998 and 1999, respectively. CNPC did not make such contributions for such assets in 2000 and 2001.

(6)	Prior to our formation on November 5, 1999, the financial statements were presented on a carve-out combined basis and no direct ownership existed prior to such date among all the Core Units as described in Note 1 to our audited consolidated financial statements included elsewhere in this annual report. Accordingly, owner’s equity was shown in the combined financial statements until November 5, 1999.

Risk Factors

      Our business is subject to various changing competitive, economic and social conditions in the PRC. Such changing conditions entail certain risks, which are described below.

•	Our operations are affected by the volatility of prices for crude oil and refined products. We and Sinopec set our crude oil median prices monthly based on the Singapore trading prices for crude oil. The PRC government publishes the retail median guidance prices for gasoline and diesel monthly based on the FOB Singapore, Rotterdam and New York gasoline and diesel trading prices in the previous month. Historically, international prices for crude oil and refined products have fluctuated widely in response to changes in many factors, such as global and regional economic and political developments in crude oil producing regions and global and regional supply and demand for crude oil and refined products. We do not have and will not have control over the factors affecting international prices for crude oil and refined products. We expect continued volatility and uncertainty in international prices for crude oil and refined products. Declines in crude oil prices may adversely affect our business, results of operations and financial condition and the value of our proved reserves.

•	The crude oil and natural gas reserve data in this annual report are only estimates. The reliability of reserve estimates depend on a number of factors, assumptions and variables, such as the quality and quantity of our technical and economic data and the prevailing oil and gas prices applicable to our production, many of which are beyond our control and may prove to be incorrect over time. Results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions in our reserve data. Our actual production, revenues and expenditures with respect to our reserves may differ materially from these estimates because of these revisions.

•	In part as a result of the PRC’s entry into the WTO, we expect that the PRC government will eventually lift its restrictions that prohibit the direct sale of crude oil and natural gas by foreign companies in China or other restrictions that limit, or have the effect of limiting, competition by foreign companies in the PRC oil and gas industry. We may face intensified competition from foreign companies in the future, especially in our refining and marketing and chemical businesses. This could adversely affect our future profitability.

•	CNPC owns approximately 90% of our share capital. This ownership percentage enables CNPC to elect our entire board of directors without the concurrence of any of our other shareholders. Accordingly, CNPC is in a position to:

—	control our policies, management and affairs;

—	subject to applicable PRC laws and regulations and provisions of our articles of association, determine the timing and amount of dividend payments and adopt amendments to certain of the provisions of our articles of association; and

—	otherwise determine the outcome of most corporate actions and, subject to the requirements of the Listing Rules of the Hong Kong Stock Exchange, cause our company to effect corporate transactions without the approval of minority shareholders.

CNPC’s interests may sometimes conflict with those of some or all of our minority shareholders. We cannot give assurance that CNPC, as controlling shareholder, will always vote its shares in a way that benefits our minority shareholders.

•	In addition to its relationship with us as our controlling shareholder, CNPC by itself or through its affiliates also provides us with certain services and products necessary for our business activities, such as construction and technical services, production services and supply of material services. The interests of CNPC and its affiliates as providers of these services and products to us may conflict with our interests. Although we have entered into a Comprehensive Products and Services Agreement with CNPC, we have only limited leverage in negotiating with CNPC and its affiliates over the specific terms of the agreements for the provision of these services and products.

•	The eastern and southern regions of China have a higher demand for refined products and chemical products than the western and northern regions. Most of our refineries and chemical plants are located in the western and northern regions of China. While we continue to expand the sales of these products in the eastern and southern regions of China, we face strong competition from China Petroleum and Chemical Corporation, or Sinopec. In addition, we incur relatively higher transportation costs for delivery of our refined products and chemical products to certain areas of these regions from our refineries and chemical plants in western and northern China. As a result, we expect that we will continue to encounter difficulty in increasing our sales of refined products and chemical products in these regions.

•	We are currently constructing and renovating several natural gas and refined product pipelines and storage facilities and plan to construct and renovate other natural gas and refined product pipelines and storage facilities. We cannot give assurance that the cash generated by our operations will be sufficient to fund these development plans or that our actual future capital expenditures and investments will not significantly exceed our current planned amounts. If either of these conditions arises, we may have to seek external financing to satisfy our capital needs. Under such circumstance, our inability to obtain sufficient funding for our development plans could adversely affect our business, financial condition and results of operations.

•	We are also subject to a number of risks relating to the PRC and the PRC oil and gas industry. These risks are described as follows:

—	Our operations, like those of other PRC oil and gas companies, are subject to extensive regulations and control by the PRC government. These regulations and control affect many material aspects of our operations, such as exploration and production licensing, industry-specific taxes and fees and environmental and safety standards. As a result, we may face significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability. Our business may also be adversely affected by future changes in certain policies of the PRC government with respect to the oil and gas industry.

—	Currently, the PRC government must approve the construction and major renovation of significant refining and petrochemical facilities as well as the construction of significant natural gas and refined product pipelines and storage facilities. We presently have several significant projects pending approval from the relevant government authorities and will need approvals from the relevant government authorities in connection with several other significant projects. We do not have control over the timing and outcome of the final project approvals.

—	We receive most of our revenues in Renminbi. A portion of our Renminbi revenues must be converted into other currencies to meet our foreign currency obligations. The existing foreign exchange limitations under the PRC law could affect our ability to obtain foreign exchange through debt financing, or to obtain foreign exchange for capital expenditures.

—	Because PRC laws, regulations and legal requirements dealing with economic matters are relatively new and continue to evolve, and because of the limited volume of published judicial interpretations and the non-binding nature of prior court decisions, the interpretation and enforcement of these laws, regulations and legal requirements involve some uncertainty. We have included the Mandatory Provisions and certain additional requirements that are imposed by the Hong Kong Stock Exchange Listing Rules in our Articles of Association for the purpose of reducing the scope of difference between the Hong Kong company law and the PRC Company Law. However, because the PRC Company Law is different in certain important aspects from company laws in the United States, Hong Kong and other common law jurisdictions and because the PRC securities laws and regulations are still at an early stage of development, you may not enjoy shareholders’ protections that you may be entitled to in other jurisdictions.

      See also “Item 4 — Information on the Company — Regulatory Matters”, “Item 5 — Operating and Financial Review and Prospects”, “Item 8 — Financial Information” and “Item 11 — Qualitative and Quantitative Disclosures About Market Risk”.

ITEM 4 — INFORMATION ON THE COMPANY

Introduction

History and Development on the Company

     Overview of Our Operations

      We are one of the largest companies in China in terms of sales. We are engaged in a broad range of petroleum-related activities, including:

•	the exploration, development, production and sale of crude oil and natural gas;

•	the refining, transportation, storage and marketing of crude oil and petroleum products;

•	the production and sale of basic petrochemical products, derivative chemical products and other chemical products; and

•	the transmission of crude oil, refined products and natural gas as well as sale of natural gas.

      We are China’s largest producer of crude oil and natural gas. Currently, substantially all of our crude oil and natural gas reserves and production-related assets are located in China. In the year ended December 31, 2001, we had total revenue of RMB 238,893 million (US$28,863 million) and net income of RMB 46,808 million (US$5,655 million).

      Our exploration, development and production activities commenced in the early 1950s, when we conducted exploration activities in the Yumen oil region in northwestern China. The discovery of crude oil in 1959 in northeastern China’s Daqing oil region, one of the world’s largest oil regions in terms of proved crude oil reserves, marked the beginning of our large-scale upstream activities. Over the past four decades, we have conducted crude oil and natural gas exploration activities in many regions of China. As of December 31, 2001, we had estimated proved reserves of approximately 11.0 billion barrels of crude oil and approximately 36.1 trillion cubic feet of natural gas. We believe that we hold production licenses for the substantial majority of China’s proved crude oil reserves and proved natural gas reserves. In the year ended December 31, 2001, we produced 763.5 million barrels of crude oil and 563.5 billion cubic feet of natural gas for sale, representing an average production of 2,091.8 thousand barrels of crude oil and 1,543.8 million cubic feet of sales natural gas per day. Approximately 75% of the crude oil we sold in the year ended December 31, 2001 was supplied to our refineries.

      We commenced limited refining activities in the mid-1950s, when we began producing gasoline and diesel at refineries in the Yumen oil region. We now operate 23 refineries located in eight provinces, two autonomous regions and one municipality. In 2001, our refineries processed approximately 567.0 million barrels of crude oil or 1,553.4 thousand barrels per day. In the year ended December 31, 2001, we produced approximately 46.5 million tons of gasoline, diesel and kerosene and sold approximately 51.6 million tons of these products. Approximately 95% of the crude oil processed in our refineries in the year ended December 31, 2001 was supplied by our exploration and production operations. As of December 31, 2001, our retail distribution network consisted of 6,524 service stations that we own and operate, 3,536 service stations wholly-owned by CNPC or jointly-owned by CNPC and third parties to which we provide supervisory support and 2,042 franchise service stations.

      Our chemicals operations commenced in the early 1950s, when we began producing urea at our first petrochemical plant in Lanzhou in northwestern China. In the early 1960s, we began producing ethylene. We currently produce a wide range of basic and derivative petrochemical products and other chemical products at 13 chemical plants located in five provinces and three autonomous regions in China. Our other segments supply substantially all of the hydrocarbon feedstock requirements of our chemicals operations.

      We are China’s largest natural gas transporter and seller in terms of sales volume. Our natural gas transmission and marketing activities commenced in Sichuan in southwestern China in the 1950s. In 2001, our sales of natural gas totaled 529.8 billion cubic feet, of which 442.2 billion cubic feet was sold through our natural gas and pipeline segment. As of December 31, 2001, we owned and operated regional natural gas pipeline networks consisting of approximately 12,918 kilometers of pipelines, of which approximately 11,826 kilometers were used by our natural gas and pipeline segment. As of December 31, 2001, we owned and operated a crude oil pipeline network consisting of 9,186 kilometers of pipelines with an average daily throughput of approximately 2.1 million barrels of crude oil. As of December 31, 2000, we also had a refined product pipeline network consisting of approximately 984 kilometers of pipelines with an average daily throughput of approximately 12,022 tons of refined products.

      We plan to pursue attractive business opportunities outside China as part of our business growth strategy. We intend to enter into international oil and gas markets and utilize both the domestic and international resources to strengthen our competitiveness. We have established a company which focuses on international oil and gas exploration and development. We entered into an agreement with Devon Energy Corporation on April 12, 2002 in connection with our acquisition of Devon Energy Corporation’s Indonesian oil and gas operations for a price of US$216 million. We used cash generated by our operations to fund this acquisition.

     Our Corporate Organization and Shareholding Structure

      In March 1998, the PRC government approved a comprehensive restructuring plan for China’s oil and gas industry intended to improve the efficiency and competitiveness of CNPC and Sinopec and to effect the separation of regulatory and business management functions. A series of asset injections and exchanges completed in 1998 as part of this plan substantially increased CNPC’s level of vertical integration.

      PetroChina was established as a joint stock company with limited liability under the Company Law of the PRC on November 5, 1999 as part of a restructuring in which CNPC transferred to us most of the assets, liabilities and interests of CNPC relating to its exploration and production, refining and marketing, chemicals and natural gas businesses. CNPC retained the assets and liabilities relating to its remaining businesses and operations, including assets and liabilities relating to international exploration and production and refining and pipeline operations. CNPC is our primary provider of a wide range of services and products. On April 7, 2000, PetroChina completed a global offering of the H shares and ADSs. Currently, CNPC owns an approximately 90% interest in PetroChina.

      The following chart sets forth our corporate organization and our shareholding structure:

(1)	Indicates approximate shareholding.

(2)	Includes subsidiary companies and branches without legal person status.

(3)	Represents enterprises directly administered by such segment.

(4)	Includes PetroChina Planning & Engineering Institute, PetroChina Exploration & Development Research Institute, PetroChina International Limited, China National United Oil Corporation and PetroChina International Co., Ltd.

      The following chart sets forth our management structure:

(1)	Includes subsidiary companies and branches without legal person status.

(2)	Represents enterprises directly administered and operated by such segment.

General Information

      Our legal name is , and its English translation is PetroChina Company Limited. Our headquarters are located at 16 Andelu, Dongcheng District, Beijing, China, 100011, and our telephone number at this address is (86-10) 8488-6270. Our website address is www.petrochina.com.cn. The information on our website is not part of this annual report.

Exploration and Production

      We are engaged in crude oil and natural gas exploration, development and production in China. Substantially all of our total estimated proved crude oil and natural gas reserves are located in China, principally in northeastern, northern, southwestern and northwestern China. The Songliao basin, located in Heilongjiang and Jilin provinces in northeastern China, including the Daqing and Jilin oil regions, accounted for 53.6% of our proved crude oil reserves as of December 31, 2001 and 54.1% of our crude oil production in 2001. We also have significant crude oil reserves and operations in the area around the Bohai Bay. The Bohai Bay basin includes the Liaohe, Dagang, Huabei and Jidong oil regions and accounted for 20.6% of our proved crude oil reserves as of December 31, 2001 and 22.0% of our crude oil production in 2001. Our proved natural gas reserves and production are generally concentrated in northwestern and southwestern China, specifically in the Erdos, Tarim and Sichuan basins.

      We currently hold exploration licenses covering a total area of approximately 356 million acres and production licenses covering a total area of approximately 11.2 million acres. We believe that we hold a majority of China’s exploration and production acreage. In 2001, our exploration and production segment had income from operations of RMB 76,932 million (US$9,295 million).

Reserves

      Our estimated proved reserves of crude oil and natural gas as of December 31, 2001 totaled approximately 11.0 billion barrels of crude oil and approximately 36.1 trillion cubic feet of natural gas, respectively. As of December 31, 2001, proved developed reserves accounted for 84.9% and 35.9% of our total proved crude oil and natural gas reserves, respectively. Total proved hydrocarbon reserves on a barrels-of-oil equivalent basis increased by a total of 3.2% from approximately 16,453.9 million barrels-of-oil equivalent as of the end of 2000 to approximately 16,976.2 million barrels-of-oil equivalent as of the end of 2001. Natural gas as a percentage of total proved hydrocarbon reserves increased from 33.0% to 35.4% over the same period.

      The following table sets forth our estimated proved reserves and proved developed reserves of crude oil and natural gas as of December 31, 1999, 2000 and 2001. We prepared our reserve estimates as of December 31, 1999, 2000 and 2001 on the basis of a report prepared by DeGolyer and MacNaughton, independent engineering consultants, in accordance with Statement of Financial Accounting Standards No. 69 (“SFAS No. 69”). Our reserve estimates include only crude oil and natural gas which we believe can be reasonably produced within the current terms of our production licenses. See “Regulatory Matters — Exploration Licenses and Production

Licenses” for a discussion of our production licenses. Also see “Item 3 — Key Information — Risk Factors” for a discussion of the uncertainty inherent in the estimation of proved reserves.

	Crude oil	Natural gas	Combined

	(millions of barrels)	(Bcf)	(BOE, in millions)
Proved developed and undeveloped reserves
Reserves as of December 31, 1999	10,999.4	24,602.3	15,099.8
Revisions of previous estimates	138.3	339.6	194.9
Extensions and discoveries	296.4	8,237.5	1,669.3
Improved recovery	362.9	0	362.9
Production for the year(1)	(765.2)	(646.8)	(873.0)
Reserves as of December 31, 2000	11,031.8	32,532.6	16,453.9
Revisions of previous estimates	189.6	487.6	270.9
Extensions and discoveries	360.4	3,773.4	989.3
Improved recovery	140.8	35.8	146.7
Production for the year(1)	(763.5)	(726.8)	(884.6)
Reserves as of December 31, 2001	10,959.1	36,102.6	16,976.2
Proved developed reserves
As of December 31, 1999	9,744.1	12,098.0	11,760.4
As of December 31, 2000	9,545.7	12,502.5	11,629.4
As of December 31, 2001	9,308.8	12,945.6	11,466.4

(1)	Represents crude oil wellhead production and natural gas wellhead production, less flared gas.

      The following tables set forth our crude oil and natural gas proved reserves and proved developed reserves by region as of December 31, 1999, 2000 and 2001.

	As of December 31,

	1999		2000		2001

	Proved		Proved		Proved
	developed		developed		developed
	and	Proved	and	Proved	and	Proved
	undeveloped	developed	undeveloped	developed	undeveloped	developed

	(millions of barrels)
Crude oil reserves
Daqing	6,034.5	5,816.2	5,682.1	5,426.0	5,349.8	5,029.1
Liaohe	1,048.1	887.3	1,223.8	999.9	1,217.3	1,027.4
Xinjiang	1,068.5	850.3	1,084.9	821.5	1,089.9	854.4
Changqing	591.0	397.6	627.3	472.0	821.8	576.9
Jilin	480.9	372.1	477.6	373.7	527.0	371.7
Tarim	377.3	298.6	466.1	300.7	495.0	298.8
Huabei	482.5	376.7	500.3	375.4	483.3	345.9
Dagang	417.9	303.1	439.4	295.8	447.2	331.9
Qinghai	228.4	182.0	239.5	192.4	229.9	186.6
Tuha	183.5	173.4	196.8	194.4	199.9	188.0
Sichuan	8.7	8.7	8.6	8.6	5.7	5.7
Other regions(1)	78.0	78.0	85.3	85.3	92.5	92.5

Total	10,999.4	9,744.1	11,031.8	9,545.7	10,959.1	9,308.8

	As of December 31,

	1999		2000		2001

	Proved		Proved		Proved
	Developed		developed		developed
	and	Proved	and	Proved	and	Proved
	undeveloped	developed	undeveloped	developed	undeveloped	developed

	(Bcf)
Natural gas reserves
Changqing	5,808.1	1,636.9	6,798.9	2,360.5	10,256.6	2,864.3
Tarim	3,653.6	1,264.6	10,007.0	481.3	10,158.1	531.1
Sichuan	7,173.4	4,682.1	7,247.4	4,917.2	7,074.1	4,814.8
Qinghai	2,926.3	104.4	2,923.2	101.2	2,946.8	487.0
Xinjiang	1,275.6	1,049.7	1,421.2	1,345.3	1,584.8	1,293.5
Daqing	1,599.6	1,447.1	1,617.2	1,459.2	1,551.7	1,374.2
Dagang	319.8	239.2	622.5	211.5	719.9	276.6
Liaohe	738.2	654.2	745.4	645.0	697.6	623.9
Tuha	642.6	604.5	599.4	598.7	583.1	329.3
Huabei	285.2	277.1	364.3	237.4	366.8	229.6
Jilin	164.1	122.4	172.3	131.0	151.3	109.5
Other regions(1)	15.7	15.7	14.0	14.0	11.9	11.9

Total	24,602.3	12,098.0	32,532.8	12,502.5	36,102.6	12,945.6

(1)	Represents the Jidong and Yumen oil regions.

Exploration and Development

      We are currently conducting exploration and development efforts in eleven provinces, two municipalities and three autonomous regions in China. We believe that we have more extensive experience in the exploration and development of crude oil and natural gas than any of our principal competitors in China. Beginning in the early 1950s, we have worked for nearly five decades to develop exploration and recovery technologies and methods tailored to the specific geological conditions in China.

      The following table sets forth the number of wells we drilled, or in which we participated, and the results thereof, for the periods indicated.

Year		Daqing	Xinjiang	Liaohe	Changqing	Huabei	Dagang	Sichuan	Others(1)	Total

1999	Net exploratory wells drilled(2)	107	82	47	127	61	15	40	146	625
	Crude oil	55	59	41	52	14	5	0	51	277
	Natural gas	3	0	0	5	0	1	13	1	23
	Dry(3)	49	23	6	70	47	9	27	94	325
	Net development wells drilled(2)	3,038	847	787	631	297	189	37	985	6,811
	Crude oil	3,026	843	784	583	293	186	9	970	6,694
	Natural gas	0	2	3	42	0	0	16	14	77
	Dry(3)	12	2	0	6	4	3	12	1	40

Year		Daqing	Xinjiang	Liaohe	Changqing	Huabei	Dagang	Sichuan	Others(1)	Total

2000	Net exploratory wells drilled(2)	93	96	70	157	71	36	38	142	706
	Crude oil	57	79	45	54	30	19	4	61	349
	Natural gas	1	3	0	28	4	6	20	12	74
	Dry(3)	35	14	25	75	37	11	14	72	283
	Net development wells drilled(2)	2,783	1,135	800	614	268	165	41	974	6,780
	Crude oil	2,774	1,129	792	534	254	159	8	955	6,605
	Natural gas	1	1	8	61	3	2	23	14	113
	Dry(3)	8	5	0	19	11	4	10	5	62

2001	Net exploratory wells drilled(2)	84	71	63	127	68	44	37	169	663
	Crude oil	33	45	34	55	38	32	4	83	324
	Natural gas	2	13	0	18	3	0	14	5	55
	Dry(3)	49	13	29	54	27	12	19	81	284
	Net development wells drilled(2)	2,406	1,140	733	1,168	287	208	23	983	6,948
	Crude oil	2,392	1,130	722	1,140	275	204	8	964	6,835
	Natural gas	5	4	11	10	2	1	11	18	62
	Dry(3)	9	6	0	18	10	3	4	1	51

(1)	Represents the Jilin, Tarim, Tuha, Qinghai, Jidong and Yumen oil regions.

(2)	“Net” wells refer to the wells after deducting interests of others. No third parties own any interests in any of our wells.

(3)	“Dry” wells are wells with insufficient reserves to sustain commercial production.

Properties

      The following table sets forth our interests in developed and undeveloped acreage by oil region and in productive crude oil and natural gas wells as of December 31, 2001.

			Acreage(1) (thousands of acres)

	Productive wells(1)		Developed		Undeveloped

Oil region	Crude oil	Natural gas	Crude oil	Natural gas	Crude oil	Natural gas

Daqing	32,106	114	494.6	22.4	642.9	95.3
Liaohe	15,410	575	154.9	27.4	114.7	12.5
Xinjiang	12,502	39	231.0	26.8	120.3	12.9
Huabei	4,376	64	89.6	9.5	105.5	5.8
Dagang	2,738	42	79.7	14.5	88.3	23.7
Changqing	6,489	212	157.1	578.1	320.4	1,398.3
Jilin	9,851	42	195.6	19.5	237.6	25.3
Tarim	400	48	66.4	51.6	38.3	78.3
Tuha	859	12	21.5	1.4	23.6	12.0
Sichuan	349	977	273.8	229.5	0	108.2
Other regions(2)	2,229	82	53.7	33.4	21.7	0.2

Total	87,309	2,207	1,817.9	1,014.1	1,713.3	1,772.5

(1)	Includes all wells and acreage in which we have an interest. No third parties own any interests in any of our wells or acreage.

(2)	Represents the Qinghai, Jidong and Yumen oil regions.

      Approximately 69.9% of our proved crude oil reserves are concentrated in the Daqing, Liaohe and Xinjiang oil regions, and approximately 84.3% of our proved natural gas reserves are concentrated in the Changqing oil and gas region, the Tarim oil region, the Sichuan gas region and the Qinghai oil region. We believe that the Erdos, Junggar, Tarim, Songliao basins and Bohai

Bay have the highest potential for increasing our crude oil reserve base through future exploration and development, and the Tarim, Erdos, Sichuan and Qaiddam basins have the highest potential for increasing our natural gas reserve base through future exploration and development.

Production

      For the periods ended December 31, 1999, 2000 and 2001, the following table sets forth our historical average net daily crude oil and natural gas production by region and our average sales price.

	For the year ended
	December 31,
				% of
	1999	2000	2001	2001 total

Crude oil production(1)
(thousands of barrels per day, except percentages or otherwise indicated)
Daqing	1,109.5	1,079.0	1,048.4	50.1
Liaohe	274.3	268.7	265.6	12.7
Xinjiang	184.1	188.5	198.4	9.5
Changqing	87.6	94.5	105.9	5.1
Tarim	85.7	89.0	96.7	4.6
Huabei	95.1	92.7	91.6	4.4
Jilin	77.4	76.4	82.3	3.9
Dagang	82.5	80.5	79.5	3.8
Tuha	63.6	61.5	55.0	2.6
Other(2)	64.1	65.8	68.3	3.3

Total	2,123.9	2,096.4	2,091.8	100.0%

Annual production (million barrels)	775.2	765.2	763.5
Average sales price
(RMB per barrel)	139.71	225.23	195.37
(US$ per barrel)	16.87	27.21	23.61

Natural gas production(1)(3)
(millions of cubic feet per day, except percentages or otherwise indicated)
Sichuan	696.2	740.2	774.6	50.2
Changqing	108.8	187.3	299.1	19.4
Daqing	142.5	142.0	137.4	8.9
Tuha	53.5	61.5	74.0	4.8
Liaohe	69.1	64.3	64.8	4.2
Xinjiang	21.4	56.8	51.2	3.3
Qinghai	27.1	30.5	45.9	3.0
Huabei	29.0	32.1	36.9	2.4
Dagang	31.9	33.7	32.6	2.1
Tarim	7.2	28.8	20.6	1.3
Other(4)	10.7	7.2	6.7	0.4

Total	1,197.5	1,384.4	1,543.7	100.0%

	For the year ended
	December 31,
				% of
	1999	2000	2001	2001 total

Annual production (Bcf)	437.1	505.3	563.5
Average sales price
(RMB per Mcf)	17.52	17.63	18.41
(US$ per Mcf)	2.10	2.13	2.22

(1)	Production volumes for each region include our share of the production from all of our cooperative projects with foreign companies in that region.

(2)	Represents production from the Qinghai, Jidong and Yumen oil regions and the Sichuan gas region.

(3)	Represents production of sales gas.

(4)	Represents production from the Jilin, Jidong and Yumen oil regions.

      In 2001, we supplied approximately 75%, 16%, 6% and 3% of our total crude oil sales to our refineries, Sinopec’s refineries, regional refineries controlled by unrelated third parties in China and companies or entities outside China, respectively. We entered into a crude oil mutual supply framework agreement with Sinopec on January 30, 2002 for the supply of crude oil to each other’s refineries in 2002. Under this agreement, we agreed in principle to supply approximately 112.7 million barrels of crude oil to Sinopec in 2002 at prices determined on the basis of the crude oil benchmark prices published by the PRC government and the premium and discount formulas set forth in the crude oil premium and discount calculation agreement and its supplemental agreement between Sinopec and us. See “Item 5 — Operating and Financial Review and Prospects — Factors Affecting Results of Operations — Crude Oil Prices” for a detailed discussion of the crude oil premium and discount calculation agreement and its supplemental agreement.

Principal Oil and Gas Regions

  Daqing Oil Region

      The Daqing oil region, our largest oil and gas producing property, is located in the Songliao basin and covers an area of approximately one million acres. In terms of proved hydrocarbon reserves and annual production, the Daqing oil region is the largest oil region in China and one of the most prolific oil and gas properties in the world. We commenced exploration activities in the Daqing oil region in 1955 and discovered oil in the region in 1959. Annual crude oil production volume in the Daqing oil region reached one million barrels per day in 1976 and has remained relatively stable for the past 26 years. As of December 31, 2001, we produced crude oil from 20 fields in the Daqing oil region. The successful discovery and development of the oil fields in the Daqing oil region marked a critical breakthrough in the history of both our company and the Chinese oil and gas industry.

      As of December 31, 2001, our proved crude oil reserves in the Daqing oil region were 5,349.8 million barrels, representing 48.8% of our total proved crude oil reserves. The proved crude oil reserves in our Daqing oil region decreased by 5.8% in 2001, as compared to 5,682.1 million barrels in 2000, because the crude oil production exceeded the crude oil reserve additions in 2001 in our Daqing oil region. In 2001, our oil fields in the Daqing oil region produced an average of 1,048.4 thousand barrels of crude oil per day, representing approximately 50.1% of our total daily crude oil production. In 2001, the crude oil reserve-to-production ratio of the Daqing oil region was 14.0 years. The crude oil we produce in the Daqing oil region has an average API gravity of 35.7 degrees. In 2001, the crude oil we produced in the Daqing oil region had an average water cut of 87.4%.

      The major oil reservoirs in the Daqing oil region are generally evenly spread with relatively moderate depths, and have simple geological structures. As a consequence of these factors, our finding and development costs in the Daqing oil region are the lowest among all oil-producing regions in China.

      Because the crude oil in the Daqing oil region is primarily located in large reservoirs with relatively moderate depths of approximately 900 meters to 1,500 meters and most of the crude oil produced at Daqing is medium viscosity oil, lifting costs in the Daqing oil region are relatively low among our oil regions. Crude oil produced using enhanced recovery techniques accounted for 15.2%, 17.7% and 18.5% of our crude oil production from the Daqing oil region in 1999, 2000 and 2001, respectively.

      Consistent with our shift in focus from production to profitability and return-based targets, we have been implementing measures at the Daqing oil region since 1996 designed to control our finding and development costs and increase our production efficiency. Because our oil fields in the Daqing oil region are relatively mature, the difficulty of extracting crude oil from these fields has increased in recent years and is likely to continue to increase gradually in the future. Nevertheless, we believe that we will be able to continue to maintain our lifting costs at these fields at their current level by:

•	terminating unprofitable or marginally profitable exploration and production activities;

•	reducing expenditures on ancillary ground facilities in the outer areas of the Daqing oil region; and

•	increasing preventive maintenance to prolong the useful life of our production facilities.

      We have an extensive transportation infrastructure network to transport crude oil produced in the Daqing oil region to internal and external customers in northeastern China and beyond. Crude oil pipelines link our oil fields in the Daqing oil region to the port of Dalian and the port of Qinhuangdao in Bohai Bay, providing efficient transportation for selling Daqing crude oil. These crude oil pipelines have an aggregate length of more than 900 kilometers and an aggregate throughput capacity of approximately 900,000 barrels per day.

      Daqing’s crude oil has a low sulfur content and a high paraffin content. As many refineries in China, particularly those in northeastern China, are configured to refine Daqing crude oil, we have a stable market for the crude oil we produce in the Daqing oil region. In 2001, we refined approximately 65.4% of Daqing crude oil in our own refineries, exported approximately 7.4% and sold the remaining portion to Sinopec or local refineries.

     Liaohe Oil Region

      The Liaohe oil region is our second largest crude oil producing property and is located in the northern part of the Bohai Bay basin. We began commercial production in the Liaohe oil region in 1971. The Liaohe oil region covers a total area of approximately 580,000 acres. The Liaohe oil region is China’s third largest oil region in terms of 2001 production.

      As of December 31, 2001, proved crude oil reserves in the Liaohe oil region were 1,217.3 million barrels, representing 11.1% of our total proved oil reserves. In 2001, our oil fields in the Liaohe oil region produced an average of 265.6 thousand barrels of crude oil per day, representing approximately 12.7% of our total daily crude oil production. In 2001, the crude oil reserve-to-production ratio in the Liaohe oil region was 12.6 years. In 2001, the crude oil we produced in the Liaohe oil region had an average API gravity of 26.0 degrees and an average water cut of 73.0%. Production levels in the Liaohe oil region have remained relatively stable during the past seven years. We have proved crude oil reserves in 36 fields in the Liaohe oil region, including 32 fields currently in production. We produce several varieties of crude oil in the Liaohe oil region, ranging from light crude oil to heavy crude oil and high pour point crude oil.

      We have easy access to crude oil pipelines for Liaohe crude oil. The pipelines linking Daqing to Dalian port and Qinhuangdao port pass through the Liaohe oil region. In 2001, we sold about 87.8% of the crude oil we produced at the Liaohe oil region to our own refineries.

     Xinjiang Oil Region

      The Xinjiang oil region is located in the Junggar basin in northwestern China. We commenced our operations in the Xinjiang oil region in 1951. The Xinjiang oil region covers a total area of approximately 900 thousand acres. As of December 31, 2001, our proved crude oil reserves in the Xinjiang oil region were 1,089.9 million barrels, representing 9.9% of our total proved crude oil reserves. In 2001, our oil fields in the Xinjiang oil region produced an average of 198.4 thousand barrels of crude oil per day, representing 9.5% of our total crude oil production. In 2001, the crude oil reserve-to-production ratio at the Xinjiang oil region was 15.1 years. In 2001, the crude oil we produced in the Xinjiang oil region had an average API gravity of 36.8 degrees and an average water cut of 69.3%.

      Our average lifting costs in the Xinjiang oil region increased between 1997 and 1999. However, our lifting costs in this oil region were US$4.47 per barrel in 2000, slightly lower than the lifting costs in 1999. Our lifting costs in this oil region were US$3.77 per barrel in 2001. We plan to maintain our lifting costs in the Xinjiang oil region by conserving energy and material consumption and increasing preventive maintenance.

     Sichuan Gas Region

      The Sichuan gas region is the largest natural gas region in China in terms of annual natural gas production. We began natural gas exploration and production in Sichuan in the 1950s. The Sichuan gas region covers a total area of approximately 2.3 million acres. The natural gas reserve-to-production ratio in the Sichuan gas region was 25.0 years in 2001. As of December 31, 2001, we had 90 natural gas fields under development in the Sichuan gas region.

      As of December 31, 2001, our proved natural gas reserves in the Sichuan gas region were 7,074.1 billion cubic feet, representing 19.6% of our total proved natural gas reserves. In 2001, our natural gas production for sale in the Sichuan gas region reached 282.7 billion cubic feet, representing 50.2% and approximately 27% of our total natural gas production and China’s natural gas production for sale, respectively.

      We have developed a broad range of technologies relating to natural gas exploration, production, pipeline systems and marketing activities tailored to local conditions in Sichuan. We plan to continue to accelerate our development of proved reserves in the Sichuan gas region and deliver natural gas produced in the Sichuan gas region to major cities in central China, such as Wuhan. We intend to continue to substantially increase our natural gas reserves and annual natural gas production in the Sichuan gas region by adopting advanced technologies and reducing costs.

     Changqing Oil and Gas Region

      The Changqing oil and gas region covers parts of Shaanxi and Gansu provinces and the Ningxia and Inner Mongolia Autonomous Regions. We commenced operations in the Changqing oil and gas region in 1970. In 2001, we produced 38.7 million barrels of crude oil in the Changqing oil and gas region. Since 1996 the adoption of a series of new methods of management and technologies in relation to exploration and development of low permeable oil fields has reduced our lifting costs in the Changqing oil and gas region. Our lifting costs in the Changqing oil and gas region decreased by 4.8% from US$5.20 per barrel in 2000 to US$4.95 per barrel in 2001. We expect to continue to decrease lifting costs in the Changqing oil and gas region by:

•	undertaking preventive maintenance to reduce overhaul;

•	shutting down the operation of wells with high water cut and increasing production efficiency through hesitation lifting; and

•	reducing energy consumption cost through using low cost electricity.

      In the early 1990s, we discovered the Changqing gas field, which had total estimated proved natural gas reserves of 10,256.6 billion cubic feet as of December 31, 2001, representing 28.4% of our total proved natural gas reserves. In January 2001, we discovered the Sugeli oil field with total proved natural gas reserves of 2,500.2 billion cubic feet. In 2001, we produced 109.2 billion cubic feet of natural gas for sale in the Changqing oil and gas region. The establishment of a natural gas pipeline from Shaanxi to Beijing in 1997 has significantly expanded the range of target markets for natural gas produced in the Changqing oil and gas region. In the four years following the establishment of the pipeline, we significantly increased daily natural gas production for sale in the Changqing oil and gas region.

     Tarim Oil Region

      The Tarim oil region is located in the Tarim basin in northwestern China with a total area of approximately 590 thousand acres. As of December 31, 2001, our proved crude oil reserves in the Tarim oil region were 495.0 million barrels. The Kela 2 natural gas field, which we discovered in 1998 in the oil region, had estimated proved natural gas reserves of approximately 6,320 billion cubic feet as of December 31, 2001. As of December 31, 2001, the proved natural gas reserves in the Tarim oil region reached 10,158.1 billion cubic feet, representing 28.1% of our total proved natural gas reserves. Currently, the Kela 2 natural gas field is the largest natural gas field in China in terms of proved natural gas reserves.

      In 2001, we produced 7.5 billion cubic feet of natural gas for sale in the Tarim oil region. We plan to deliver the natural gas to be produced in the Tarim oil region to the central and eastern regions of China where there is strong demand for natural gas through our West to East natural gas pipeline project. See “— Natural Gas — Expansion of Our Natural Gas Transmission and Marketing Business” for a discussion of our West to East natural gas pipeline project. We plan to significantly increase our natural gas production in the Tarim oil region after the commencement of the operation of this West to East natural gas pipeline.

OUR REFINING AND MARKETING SEGMENT

Urumqi
Lhasa
Yellow River
Yangtze River
Chengdu
Chongqing
Beijing
Zhengzhou
Shanghai
YELLOW SEA
EAST CHINA SEA
Guangzhou
Hong Kong
SOUTH CHINA SEA

1. Northwest Distribution Company
2. Northeast Distribution Company
3. Southwest Distribution Company
4. East China Distribution Company
5. North China Distribution Company
6. Heilongjiang Distribution Company
7. Jilin Distribution Company
8. Liaoning Distribution Company
9. Dalian Distribution Company
10. Inner Mongolia Distribution Company
11. Ningxia Distribution Company
12. Gansu Distribution Company
13. Shi'anxi Distribution Company
14. Qinghai Distribution Company
15. Xinjiang Distribution Company
16. Sichuan Distribution Company
17. Chongqing Distribution Company
18. Tibet Distribution Company
19. Dalian Shipment Company
20. Liaohe Oil Field Petrochemical Plant
21. Kalamayi Petrochemical Plant
22. Dagang Petrochemical Company
23. Huhehaote Petrochemical Company
24. Germu Refinery
25. Yumen Refining and Petrochemical Plant
26. Changqing Xianyang Accessory Plant
27. Nanchong Refinery
28. North China Petrochemical Company
29. Harbin Petrochemical Company
30. Qianguo Petrochemical Company
31. Jinzhou Petrochemical Company (Refining)
32. Jinxi Petrochemical Company
33. Dalian Petrochemical Company (Refining)
34. Fushun Petrochemical Company (Refining)
35. Daqing Petrochemical Company (Refining)
36. Jilin Petrochemical Company (Refining)
37. Urumqi Petrochemical Company (Refining)
38. Lanzhou Petrochemical Company (Refining)
39. Daqing Refinery
40. Liaoyang Petrochemical Company
41. Zepu Petrochemical Plant
42. Dushanzi Petrochemical Company (Refining)
43. PetroChina Lubricant Company

Refining and Marketing

      We engage in refining and marketing operations in China through 23 refineries and 19 regional sales and distribution branch companies and one lubricants branch company. These operations include crude oil refining and the transportation, storage and marketing of refined products, including gasoline, diesel, kerosene and lubricant, in wholesale, retail and export markets.

      The following sets forth the highlights of our refining and marketing segment in 2001:

•	as of December 31, 2001, our refineries’ annual primary distillation capacity totaled 712.3 million barrels of crude oil per year, or 1,951.5 thousand barrels per day;

•	we processed 566.9 million barrels of crude oil, or 1,553.1 thousand barrels per day;

•	we produced approximately 46.5 million tons of gasoline, diesel and kerosene and sold approximately 51.6 million tons of these products;

•	as of December 31, 2001, our retail distribution network consisted of:

—	6,524 service stations owned and operated by us,

—	3,536 service stations wholly-owned by CNPC or jointly-owned by CNPC and third parties and to which we provide supervisory support, and

—	2,042 franchise service stations owned and operated by third parties with which we have long-term refined product supply agreements; and

•	these service stations are located throughout China. All these service stations sell exclusively gasoline and diesel produced or supplied by us. These service stations sold approximately 15.8 million tons of gasoline and diesel, representing 31.8% of the total of these products sold through our marketing operations.

Refining

      Our refineries are located in eight provinces, two autonomous regions and one municipality in the northeastern, northwestern and northern regions of China.

  Refined Products

      We produce a wide range of refined products at our refineries. Some of our refined products are consumed internally as feedstocks for our chemical operations. The table below sets forth production volume for our principal refined products for each of the three years ended December 31, 1999, 2000 and 2001.

	Year ended December 31,

Product	1999	2000	2001

	(in thousands of tons)
Diesel	23,777.0	25,160.3	28,080.9
Gasoline	14,034.1	15,266.7	16,563.4
Fuel oil	7,427.4	7,283.9	6,582.2
Naphtha	4,850.5	3,673.6	3,453.3
Kerosene	2,051.5	2,277.2	1,893.6
Lubricants	1,207.1	1,183.3	1,197.2
Asphalt	1,297.0	1,311.6	1,406.8
Paraffin	825.9	932.7	857.6

Total	55,470.5	57,089.3	60,035.0

      In the past four years, we have adjusted our product mix to reflect market demand and to focus on the production of high margin products. This resulted in an overall modest increase in the production of lighter refined products which generally are higher margin products, such as gasoline, kerosene and paraffin, in the same periods. At the same time, we have decreased our production of low margin products, such as fuel oil.

      In recent years, we have made significant capital investments in facility expansions and upgrades to improve product quality to meet evolving market demand and environmental requirements in China. In each of the three years ended December 31, 1999, 2000 and 2001, our capital expenditures for our refining and marketing segment were RMB 9,208 million, RMB 13,227 million and RMB 11,048 million (US$1,335 million), respectively. These capital expenditures were incurred primarily in connection with our refining facility upgrades and expansion of our refined product retail marketing network and storage infrastructure. In addition, we have also focused on enhancing our processing technologies and methods. These efforts have enabled us to improve the quality of refined products at our refineries, particularly that of gasoline and diesel. We believe that our refined products generally meet product specification and environmental protection requirements as set by the PRC government. In addition, we are in the process of reducing gasoline olefin content in order to comply with a new specification published by the PRC government. The PRC government requires all refineries in China to comply with this new specification by 2003. We believe that our refineries will be capable of meeting the requirement without any material impact on our production and any additional material expenditure.

      In 1998, our refining and marketing operations were affected by widespread gasoline and diesel smuggling. The PRC government took various anti-smuggling measures to deter smuggling of gasoline and diesel in 1998. Since 1999, the PRC government has intensified its anti-smuggling efforts. As a result, the effects of smuggling on our overall sales of refined products significantly diminished in 2000 and 2001.

      In the past four years, the PRC government has taken active measures to consolidate local refineries in China to improve efficiency, resource allocation and the quality of refined products. In 1998, the PRC government implemented a number of measures to achieve those goals. Those measures included ordering the closure of many small local refineries in China. In May 1999, the

State Council issued a document calling for the further consolidation of refineries operated by companies other than Sinopec and us. Further, the PRC government ordered the closure of a number of small refineries that produced low-quality products and were not in compliance with environmental protection laws and regulations. We believe these government efforts have had a positive impact on our wholesale prices and sales volume of gasoline and diesel.

     Our Refineries

      Most of our refineries are strategically located close to our crude oil storage facilities, along our crude oil and refined product transmission pipelines and/or railways. These systems provide our refineries with secure supplies of crude oil and facilitate our distribution of refined products to the domestic markets. In each of the three years ended December 31, 1999, 2000 and 2001, our exploration and production operations supplied approximately 96%, 93% and 95%, respectively, of the crude oil processed in our refineries.

      The table below sets forth certain operating statistics regarding our refineries as of December 31, 1999, 2000 and 2001.

	As of December 31,

	1999	2000	2001

Primary distillation capacity(1) (thousand barrels per day)
Dalian Petrochemical	143.7	143.7	178.1
Fushun Petrochemical	186.2	162.0	162.0
Lanzhou Petrochemical(2)	151.8	151.8	151.8
Daqing Petrochemical	121.5	121.5	121.5
Jinzhou Petrochemical(3)	111.3	113.3	113.3
Jinxi Petrochemical	111.3	111.3	111.3
Jilin Petrochemical(4)	113.4	101.2	101.2
Urumqi Petrochemical	101.2	101.2	101.2
Other refineries	1,025.3	911.1	911.1

Total	2,065.7	1,917.1	1,951.5

Refining throughput (thousand barrels per day)
Dalian Petrochemical	104.9	119.5	121.6
Fushun Petrochemical	153.3	162.7	168.3
Lanzhou Petrochemical(2)	116.8	129.7	128.8
Daqing Petrochemical	107.3	107.4	108.9
Jinzhou Petrochemical(3)	77.9	90.8	93.9
Jinxi Petrochemical	90.1	98.9	104.1
Jilin Petrochemical(4)	91.2	91.1	87.9
Urumqi Petrochemical	67.3	68.8	71.7
Other refineries	566.8	628.5	667.9

Total	1,375.6	1,497.4	1,553.1

Conversion equivalent(5) (percent)
Dalian Petrochemical	46.5	46.5	37.5
Fushun Petrochemical	67.2	96.0	78.6
Lanzhou Petrochemical(2)	32.7	38.7	31.3
Daqing Petrochemical	72.7	79.4	72.7
Jinzhou Petrochemical(3)	63.6	63.6	63.4
Jinxi Petrochemical	70.9	70.9	69.1
Jilin Petrochemical(4)	40.7	45.6	47.6
Urumqi Petrochemical	48.0	52.0	48.0
Average of other refineries	42.0	47.5	43.9

(1)	Represents the primary distillation capacity of crude oil and condensate.

(2)	Includes Lanzhou Refinery, which was merged into Lanzhou Petrochemical in October 2000 as part at our ongoing restructuring.

(3)	Includes a 19.05% minority interest held by unrelated third parties in Jinzhou Petrochemical Company Limited in the relevant periods.

(4)	Includes Jilin Chemical Industrial Company Limited, in which we held a 67.29% equity interest in the relevant periods. Data regarding the primary distillation capacity, refining throughput and conversion equivalent of Jilin Petrochemical includes a 32.71% minority interest held by unrelated third parties in Jilin Chemical Industrial Company Limited in the relevant periods.

(5)	Stated in fluid catalytic cracking, delayed coking and hydrocracking equivalent/topping (percentage by weight), based on 100% of balanced distillation capacity.

      In each of the three years ended December 31, 1999, 2000 and 2001, the average utilization rate of the primary distillation capacity at our refineries was 67.8%, 78.1% and 80.3%, respectively. We plan to continue to increase the utilization rate of the primary distillation capacity at our refineries by means of shutting down inefficient refining units and facilities. The average yield for our four principal refined products (gasoline, kerosene, diesel and lubricants) at our refineries was 62.3%, 58.9% and 62.2%, respectively, in the same periods. “Yield” represents the number of tons of a refined product expressed as a percentage of the number of tons of crude oil from which that product was processed. In each of the three years ended December 31, 1999, 2000 and 2001, the yield for all refined products at our refineries was approximately 91%, 91% and 91%, respectively.

      Dalian Petrochemical, Fushun Petrochemical, Lanzhou Petrochemical and Daqing Petrochemical were our leading refineries in terms of both primary distillation capacity and throughput in 2001. They are all located close to our major oil fields in the northeast and northwest regions of China and produce a wide range of refined products. In October 2000, Lanzhou Refinery was consolidated into Lanzhou Petrochemical as part of our ongoing restructuring. The primary distillation capacity of Lanzhou Petrochemical reached 151.8 thousand barrels per day as of December 31, 2001. Lanzhou Petrochemical has a strategic position in our plan to expand our markets in refined product sales in the southwestern and central regions of China. It is located in the northwestern part of China, providing easy access to markets in southwestern and central regions in China. In 2001, we increased the primary distillation capacity at Dalian Petrochemical by 34.4 thousand barrels per day. We expect its throughput to increase in the future. As of December 31, 2001, these four refineries had an aggregate primary distillation capacity of 223.9 million barrels per year or 613.4 thousand barrels per day, representing approximately 31.4% of the total primary distillation capacity of all our refineries. In 2001, these four refineries processed 192.6 million barrels of crude oil or 527.6 thousand barrels per day in the aggregate, representing approximately 34.0% of our total throughput.

Marketing

      We market a wide range of refined products, including gasoline, diesel, kerosene and lubricants, through an extensive network of sales personnel and independent distributors and a broad wholesale and retail distribution system across China. As of December 31, 2001, our marketing network consisted of:

•	approximately 773 regional wholesale distribution outlets nationwide. Substantially all of these outlets are located in high demand areas such as economic centers across China, particularly in the coastal areas, along major railways and along the Yangtze River; and

•	6,524 service stations owned and operated by us, 3,536 service stations wholly-owned by CNPC or jointly-owned by CNPC and third parties that exclusively sell refined products produced or supplied by us and to which we provide supervisory support under contractual arrangement, and 2,042 franchise service stations owned and operated by third parties. These service stations are located across China and sell exclusively gasoline and diesel produced by us.

      In 2001, we sold approximately 49.7 million tons of gasoline and diesel. The PRC government and other institutional customers, including airlines and railway operators, have been our long-term purchasers of the gasoline and diesel that we produce. We sell gasoline and diesel to those customers at the ex-factory median prices published by the PRC government with a premium of up to 8%, which was increased from 5% before, on the ex-factory median prices. See “— Regulatory Matters — Pricing — Refined Products” for a discussion of refined product pricing. Sales of gasoline and diesel to those customers accounted for approximately 7% and 17% of our total sales of gasoline and diesel, respectively, in 2001. The following table sets forth our refined product sales by principal product category for each of the three years ended December 31, 1999, 2000 and 2001.

	Year ended December 31,

Product	1999	2000	2001

	(in thousands of tons)
Diesel	28,053.4	26,338.1	31,548.4
Gasoline	18,022.7	15,536.8	18,155.6
Fuel oil	5,240.3	5,059.2	4,783.3
Naphtha	3,160.3	3,734.8	4,332.7
Kerosene	2,704.7	2,289.7	1,931.7
Lubricants	1,219.6	1,632.1	1,979.4
Asphalt	1,318.0	934.6	920.4
Paraffin	816.2	906.8	806.5

Total	60,535.2	56,432.1	64,458.0

  Wholesale Marketing

      We sell refined products both directly and through independent distributors into various wholesale markets, as well as the utility, commercial, petrochemical, aviation, agricultural, fishery and transportation companies in China. We sold approximately 49.7 million tons of gasoline and diesel through our wholesale operations in 2001, including transfers to our retail operations. We sold approximately 2 million tons of gasoline and diesel through our wholesale operations to Sinopec, representing approximately 4% of our total sales of these products in that period. In 2001, we sold approximately 14.8 million tons of our other principal refined products.

      Until 1998, the refined product distribution system in China was divided on a geographic basis into provincial, municipal and county levels. Our wholesale distribution system was established on the basis of this three-tier system. As a result, our wholesale distribution structure created inefficiency in our marketing operations. In addition, the unnecessary distribution layers increased distribution costs. As part of the restructuring of the CNPC group in 1999, we completed the implementation of a plan to consolidate our wholesale operations and reduce distribution layers and the number of wholesale outlets. In 2001, we completed a series of initiatives to change the business scope, adjust business functions or shut down operations in respect of 558 county level outlets. In addition, we merged 18 municipal level outlets in 2001. We expect that the implementation of this plan will continue to increase the overall efficiency of our marketing operations.

  Retail Marketing

      In 2001, we sold approximately 15.8 million tons of gasoline and diesel through our service station network, accounting for 31.8% of the total of these products sold through our marketing operations. Average daily sales volumes of gasoline and diesel at our service station network were approximately 2.5 tons, 2.7 tons and 3.6 tons per service station, respectively, for the year ended December 31, 1999, 2000 and 2001, although these numbers vary significantly by geographic region.

      We sell our refined products to service stations owned and operated by CNPC. These service stations sell exclusively refined products produced or supplied by us in accordance with contractual arrangements between CNPC and us. Under those contractual arrangements, we also provide supervisory support to these service stations.

      We operate a majority of our service stations under the tradename of “PetroChina.” We are in the process of gradually converting the tradename for the existing service stations in our service station network that still use the tradename of “CNPC” to “PetroChina.” We intend to use “PetroChina” as the tradename for the service stations to be acquired or constructed by us in the future.

      Most of the service stations in our service station network are concentrated in the northern, northeastern and northwestern regions of China where we have a dominant wholesale market position. However, the eastern and southern regions of China have a higher demand for gasoline and diesel. In 2001, we sold approximately 6,630 thousand tons of gasoline and diesel through our owned and franchised service stations in those regions, as compared to approximately 2,250 thousand tons we sold in 2000. We intend to continue to expand our sales and market share in those regions through expanding the number of our service stations and storage facilities in those regions. As part of this expansion strategy, we have recently established a Sino-foreign equity joint venture with BP Amoco p.l.c. to engage in the development and operation of service stations in Guangdong Province and Fujian Province in eastern China. We hold a 51% equity interest in the joint venture and BP Amoco p.l.c. holds a 49% equity interest in the joint venture. We have obtained all necessary government approvals for the establishment of the joint venture. In 2001, the joint venture commenced operation and operated 208 service stations as of December 31, 2001.

      In 2001, we acquired or constructed an additional 1,841 service stations which are owned and operated by us, and franchised an additional 101 service stations to third parties. We plan to further increase our retail market share and improve the efficiency of our retail operations. We currently plan to invest approximately RMB 10,044 million for the period between 2002 to 2004 to expand our service station network by way of acquisition, joint ventures, new construction and franchising from or with CNPC or other third parties. We invested RMB 5,360 million in expanding our service station network in 2001. We currently intend to add 2,000 to 5,000 new service stations between 2002 to 2004.

      In addition, in order to improve the efficiency and profitability of our existing service station network, we standardize the interior and exterior of our service stations, our service procedures, staff uniforms and the product quality of all our service stations. In addition to selling gasoline and diesel, we have gradually increased the sale of lubricants and other non-fuel products at our service stations.

Chemicals and Marketing

      Through 13 chemical plants, we produce basic petrochemical products, derivative petrochemical products, and other chemical products. In the year ended December 31, 2001, our loss from operations of our chemicals segment was RMB 2,374 million (US$287 million).

      Our chemical plants are located in five provinces and three autonomous regions in China. Most of our chemical plants are co-located with our refineries and are also connected with the refineries by pipelines, providing additional production flexibility and opportunities for cost competitiveness. Our exploration and production, refining and natural gas operations supply substantially all of the hydrocarbon feedstock requirements for our chemicals operations. We believe that the proximity of our refineries to our chemical plants promotes efficiency in production, secures feedstock supply and minimizes the risk of production interruption. Our production capacity and our market share in China for chemical products allow us to solidify our dominant position in the northern and western regions of China. In addition, our stable customer base in the eastern and southern regions of China provides us with the opportunity to expand our market share in these regions.

Our Chemical Products

      The table below sets forth the production volumes of our principal chemical products for each of the three years ended December 31, 1999, 2000 and 2001.

	Year ended December 31,

	1999	2000	2001

	(in thousands of tons)
Basic petrochemicals
Ethylene	1,351.1	1,495.3	1,571.2
Propylene	915.4	1,127.1	1,177.4
Benzene	274.1	200.6	215.7
Derivative petrochemicals
Polyolefin
Polyethylene	844.1	970.0	1,028.5
Polypropylene	414.3	508.4	622.4
ABS(1)	120.3	117.5	201.5
Fibers
Terylene fiber	168.4	175.0	177.5
Polyacrylic fiber(2)	77.8	79.7	81.2
Rubber
Butadiene styrene rubber	129.9	125.5	128.0
Intermediates
Alkylbenzene	136.6	133.4	130.0
Other chemicals
Urea	3,061.4	3,113.2	3,068.1
Ammonium nitrate	487.6	297.0	129.2

(1)	Our ABS production volume in 1999 include ABS produced by five chemical production facilities that were not transferred to us by CNPC as part of the restructuring of the CNPC group in 1999. On a pro forma basis, taking into account the exclusion of the five chemical production facilities in 1999, our ABS production volume in 1999 would have been 115.2 thousands tons. Our ABS production volumes in 2000 and 2001 do not include ABS produced by the five chemical production facilities.

(2)	Our polyacrylic fiber production volume in 1999 include polyacrylic fiber produced by five chemical production facilities that were not transferred to us by CNPC as part of the restructuring of the CNPC group in 1999. On a pro forma basis, taking into account the exclusion of the five chemical production facilities in 1999, our polyacrylic fiber production volume in 1999 would have been 64.7 thousand tons. Our polyacrylic fiber production volumes in 2000 and 2001 do not include polyacrylic fiber produced by the five chemical production facilities.

      We are a major producer of ethylene in China. We use the bulk of the ethylene we produce as a principal feedstock for the production of many chemical products, such as polyethylene. As of December 31, 2001, we had a total ethylene production capacity of 1,463 thousand tons per year. We plan to invest RMB 11,000 million (US$1,329 million) to upgrade our ethylene production facilities at the Daqing Petrochemical, Jilin Petrochemical, Fushun Petrochemical, Liaoyang Petrochemical, Dushanzi Petrochemical and Lanzhou Petrochemical from 2001 to 2005. After those upgrade projects, we expect our total ethylene production capacity to reach 2,600 thousand tons per year. In 2001, we invested approximately RMB 1,280 million (US$155 million) for these upgrade projects.

      In 2001, the monthly average capacity utilization rate at our ethylene production facilities was 100.1%. The cost of ethylene production is an important component of our overall chemical production costs. Reduction of energy consumption and raw material loss is a key factor in reducing ethylene production costs.

      In 2001, the average energy consumption of our ethylene production facilities was 817.2 kilograms of standard oil per ton. This is significantly higher than the world average of 500 to 690 kilograms of standard oil per ton. We have implemented a series of measures to reduce our energy consumption. We expect to reduce the average energy consumption of our ethylene production facilities to 800 kilograms of standard oil per ton by the end of 2002.

      In addition, high ethylene percentage loss has also contributed to the relative high cost of our ethylene production. In order to reduce high ethylene percentage loss in our ethylene production, we implemented a series of measures at our chemical plants in 2001, such as improving our process management of key units for ethylene production, reducing unplanned temporary interruptions of our chemical facilities and enhancing pyrolysis material composition and production plans. As a result of the implementation of these measures, the average ethylene percentage loss at our chemical plants decreased from 1.34% in 2000 to 1.04% in 2001. We believe that these measures will enable us to continue to reduce the cost of our ethylene production without significant capital expenditure.

      We produce a number of polyolefin products, including polyethylene, polypropylene and ABS. Since 1996, we have significantly increased the production of these products. As of December 31, 2001, our production capacities for polyethylene, polypropylene and ABS were 920 thousand tons, 640 thousand tons and 150 thousand tons, respectively. In 2001, we produced 1,028.5 thousand tons, 622.4 thousand tons and 201.5 thousand tons of polyethylene, polypropylene and ABS, respectively. Currently, China imports significant volumes of these products to meet the domestic demand due to an inadequate supply of high-quality domestically produced polyethylene, polypropylene and ABS. We intend to continue to increase our production of these products. We plan to continue to improve the quality of these products. We intend to achieve these objectives through renovating and upgrading our production facilities and improving technology for the production of these products in Daqing Petrochemical, Dushanzi Petrochemical, Lanzhou Petrochemical and other branch companies.

Sales and Marketing

      Our chemical products are distributed to a number of industries that manufacture components used in a wide range of applications, including the automotive, construction, electronics, medical manufacturing, printing, electrical appliances, household products, insulation, packaging, paper, textile, paint, footwear, agriculture and furniture industries.

      In addition to the four sales branch companies we formed in 2000, which are responsible for marketing and selling our chemical products in eastern, northeastern, northwestern and northern regions of China, we established eight additional chemical products marketing centers in Daqing, Jilin, Fushun, Liaoyang, Lanzhou, Urumqi, Dushanzi and Ningxia at the end of 2001. In addition, in order to expand our sales of chemical products in the southwestern region of China, our sales branch company which was originally in charge of the market in northwest China is now responsible for marketing and selling our chemical products in the southwestern region of China. We believe that these geographically based sales branch companies and marketing centers will further increase the efficiency of our chemical product marketing operations.

      The following table sets forth our chemical product sales by principal product category for each of the three years ended December 31, 1999, 2000 and 2001.

	Year ended December 31,

Product	1999	2000	2001

	(in thousands of tons)
Basic petrochemicals
Benzene	137.2	185.3	—	(1)
Propylene	99.5	147.4	—	(1)
Derivative petrochemicals
Polyolefin
Polyolefin Polyethylene	817.7	994.0	1,016.2
Polypropylene	357.7	490.0	597.8
ABS(2)	122.4	118.0	174.5
Fibers
Terylene fiber	162.7	169.3	183.4
Polyacrylic fiber(3)	87.1	67.0	105.6
Rubber
Butadiene styrene rubber	125.0	128.8	128.5
Intermediates
Alkylbenzene	137.7	131.4	115.8
Other chemicals
Urea	2,779.8	3,143.9	3,419.7
Ammonium nitrate	412.8	338.6	168.1

(1)	Since 2001, we used substantially all of the propylene and benzene we produced as feedstock for the production of our other chemical products.

(2)	Our ABS sales volume in 1999 include sales of ABS produced by five chemical production facilities that were not transferred to us by CNPC as part of the restructuring of the CNPC group in 1999. On a pro forma basis, taking into account the exclusion of the five chemical production facilities in 1999, our ABS sales volume in 1999 would have been 120.3 thousand tons. Our ABS sales volumes in 2000 and 2001 do not include ABS produced by the five chemical production facilities.

(3)	Our polyacrylic fiber sales volume in 1999 include sales of polyacrylic fiber produced by five chemical production facilities that were not transferred to us by CNPC as part of the restructuring of the CNPC group in 1999. On a pro forma basis, taking into account the exclusion of the five chemical production facilities in 1999, our polyacrylic fiber sales volume in 1999 would have been 80.4 thousand tons. Our polyacrylic fiber sales volumes in 2000 and 2001 do not include polyacrylic fiber produced by the five chemical production facilities.

Natural Gas and Pipeline

      We are China’s largest natural gas transporter and seller in terms of sales volume, with revenues of RMB 11,321 million (US$1,368 million) and total sales volume of 529.8 billion cubic feet in 2001, of which 442.2 billion cubic feet was sold by our natural gas segment. We sell natural gas primarily to fertilizer and chemical companies, commercial users and municipal utilities owned by local governments.

      The following table sets forth the length of our natural gas pipelines and the volumes of natural gas sold by us as of December 31, 1999, 2000 and 2001 or in each of the three years ended December 31, 1999, 2000 and 2001.

	As of December 31 or
	year ended December 31,

	1999	2000	2001

Length of natural gas pipelines used by our natural gas segment (km)	10,424	10,525	11,826
Total length of natural gas pipelines (km)	11,516	11,617	12,918
Volume of natural gas sold by our natural gas segment (Bcf)	373.3	391.0	442.2
Total volume of natural gas sold(1)(Bcf)	393.0	480.5	529.8

(1)	Represents the aggregate volume of natural gas sold by our exploration and production segment, including sales to our natural gas segment.

      Currently, natural gas consumption in China represents 2.5% of China’s total primary energy consumption. The PRC government has forecast that natural gas consumption in China will represent 7.9% of China’s total primary energy consumption in 2010. We believe this growth will provide us with the opportunity to expand our natural gas business.

      In addition, we also conduct the operation of crude oil and refined product transmission and storage infrastructure in the natural gas and pipeline segment.

Our Principal Markets for Natural Gas

      In 2001, 63.9, 18.9%, 12.4% and 4.8% of our natural gas sales were to the southwestern, northern, northwestern and northeastern regions of the PRC, respectively.

      Currently, Sichuan Province and Chongqing Municipality in southwest China are two of our principal markets for natural gas. We sold 239.7 billion cubic feet of natural gas to Sichuan Province and Chongqing Municipality in 2001, representing approximately 45.2% of our total natural gas sales. We supply natural gas to Sichuan Province and Chongqing Municipality from our exploration and production operations in the Sichuan oil region. Our natural gas pipelines in these areas are well developed, consisting of a natural gas transmission network with a total length of approximately 6,278 kilometers. As these areas lack adequate supply of alternative energy resources, such as coal, we believe that we can further expand our natural gas sales as energy demand increases in these areas.

      Beijing, Tianjin, Hebei Province and Shandong Province in northern China also have high energy consumption levels. These areas are also important markets for our natural gas transmission and marketing business. We sold 82.1 billion cubic feet of natural gas to these areas in 2001. Our natural gas sales to Beijing in 2001 increased 29.1% over 2000 from 46.0 billion cubic feet in 2000 to 59.4 billion cubic feet in 2001. We supply natural gas to Beijing, Tianjin and Hebei Province primarily from the Changqing oil region through the Shaan’xi to Beijing natural gas pipeline, which is one of our natural gas trunk pipelines, and from the Huabei and Dagang oil regions. We have approximately 1,741 kilometers of natural gas pipelines in these areas.

      Shanghai and the Yangtze River Delta, Wuhan City and other areas in Hubei Province and Hunan Province, Lanzhou City and other areas in Gansu Province and Qinghai Province are also natural gas markets we are developing. We have commenced the construction of several pipelines linking our natural gas fields to those regions. We believe that upon completion of the construction of those pipelines, we will be able to increase our market share in those regions.

      Each year, we must supply natural gas to customers subject to the government-formulated guidance supply plan first as required by the PRC government. We enter into natural gas supply contracts with those customers on the basis of the amount of natural gas to be supplied according to the guidance supply plan for the following year’s supply.

      We have entered into long-term take-or-pay contracts with nine municipalities and enterprises in Qinghai Province and Gangsu Province, 18 municipalities in Hubei Province and Hunan Province and one municipality in Shandong Province. Under these take-or-pay contracts, we have agreed in principle to supply natural gas to these customers in the next 20 to 25 years at prices determined based on the ex-factory prices published by the State Development Planning Commission, supplemented by the pipeline transportation tariffs. See “— Regulatory Matters — Pricing — Natural Gas” for a discussion of natural gas pricing.

      In 2001, we sold 336.9 billion cubic feet, or 76.2% of the natural gas sales volume of our natural gas and pipeline segment, to customers not subject to the government-formulated guidance supply plan, such as commercial end users and municipal utilities, representing a 19.7% increase over 2000. We believe that sales volume of our natural gas to customers not subject to the government-formulated guidance supply plan as a percentage of our total sales will continue to increase. See “— Regulatory Matters — Pricing — Natural Gas” for a discussion of the government-formulated guidance supply plan.

      Driven by environmental and efficiency concerns, the PRC government is increasingly encouraging industrial and residential use of natural gas to meet primary energy and environmental protection needs. The PRC government has adopted a number of laws and regulations to require municipal governments to increase the use of clean energy, such as natural gas and liquefied petroleum gas, to replace the use of raw coal. Several municipal governments, including that of Beijing, have adopted policies to facilitate natural gas consumption in order to reduce the air pollution level. The PRC government has also adopted a preferential value-added tax rate of 13% for natural gas production as compared to a 17% value-added tax rate for crude oil production.

      We believe that these policies have had a positive impact on the development and consumption of natural gas in many municipalities that are our existing or potential markets for natural gas. We believe that these favorable policies will continue to benefit our natural gas business.

Natural Gas Transmission Infrastructure

      As of December 31, 2001, our natural gas and pipeline segment owned and operated approximately 11,826 kilometers of natural gas pipelines in China, which represented the vast majority of China’s onshore natural gas pipelines. Since 1990, the length of our natural gas pipelines has grown at a compound annual rate of 6.3%. Our existing natural gas pipelines form regional natural gas supply networks in southwestern and northern China. Our experience in the design, construction management and operation of our existing natural gas pipelines has enabled us to develop relatively advanced technologies and skills in China in long distance pipeline design, construction and automated operational communications. We believe that we will continue to benefit from those technologies and skills in the future expansion of our natural gas pipeline networks and their ancillary facilities.

Expansion of Our Natural Gas Transmission and Marketing Business

      In 2001, we continued our efforts in expanding our natural gas transmission and marketing business. In September 2001, we completed the construction of a natural gas pipeline from Sebei, Qinghai Province, to Xining City, Qinghai Province and Lanzhou City, Gansu Province, with a total length of 930 kilometers. The capital investment for this project was RMB 2,220 million, which was funded by cash generated by our operations. Currently, this is the longest gas pipeline in China.

      In November 2001, we, jointly with another natural gas company in Shangdong Province, made a total investment of approximately RMB 297 million to build a natural gas pipeline from Cangzhou City to Zibo City with a total length of 213.5 kilometers to increase our natural gas sales in Shangdong Province. We own a 70% interest in this project. This pipeline project was completed and commenced operation in March 2002.

      We plan to construct natural gas pipelines transporting natural gas produced in our natural gas fields in western and southwestern regions to large potential markets for natural gas in Wuhan City, other areas in Hubei Province, Hunan Province, Henan Province, Anhui Province, Shanghai and other areas in the Yangtze River Delta. These projects are known as the Zhong County to Wuhan City natural gas pipeline project and the West to East natural gas pipeline project. The Zhong County to Wuhan City natural gas pipeline project is designed to link the Sichuan gas region with Hubei Province and Hunan Province with a designed annual throughput capacity of 105.9 billion cubic feet of natural gas. This project’s feasibility study report has been submitted to the State Development Planning Commission for approval. Our West to East natural gas pipeline project will link our natural gas fields in Xinjiang and Changqing with Henan Province, Anhui Province, Shanghai and other areas in the Yangtze River Delta. The total length of the West to East natural gas pipeline project is expected to be approximately 4,000 kilometers. In December 2001, the State Development Planning Commission approved the feasibility study report for the West to East natural gas pipeline project. We have entered into non-binding letters of intent with 45 subscribers and distributors for the purchase of natural gas to be supplied to them through the West to East natural gas pipeline project. We believe that successful completion of these natural gas pipeline and storage facilities will substantially enhance our ability to capitalize on anticipated growth in demand for natural gas in these regions. The State Development Planning Commission has approved these natural gas pipeline projects.

      We plan to develop certain of our natural gas pipeline and storage projects, including the West to East natural gas pipeline project, jointly with foreign natural gas companies to attract foreign capital and learn advanced technologies and management skills from them. We believe that these projects will assist us in developing our existing natural gas resources and expanding our natural gas markets.

      On December 29, 2001, we and the Shell Investment Consortium, consisting of Shell International Gas Limited, OAO Gazprom, OAO Stroytransgaz and Hong Kong China Gas Company Limited, entered into an Interim Agreement on Basis for Finalization of West to East Gas Pipeline Joint Venture Framework Agreement. This agreement contemplates a number of structural and operating principles for the development of a portion of the West to East natural gas pipeline, including:

•	to adopt a production sharing contract model for oil and gas exploration and production;

•	to establish a co-operative pipeline joint venture for a term of 45 years;

•	to establish an equity joint venture natural gas sales company for a term of 45 years; and

•	to have shareholding interests of 55% and 45% for us and the foreign party, respectively, in the pipeline joint venture and, the natural gas sales company to have participating interests in the production sharing contracts for the Tarim Basin which will supply natural gas for the pipeline.

      We and the Shell Investment Consortium are currently negotiating the West to East Pipeline Joint Venture Framework Agreement. We cannot assure you that negotiations with the Shell Investment Consortium will be successful.

Crude Oil and Refined Product Transportation and Storage Infrastructure

      On January 1, 2001, we transferred the pipeline operations for our crude oil and refined products from the refining and marketing segment to the natural gas segment, which was renamed as the natural gas and pipeline segment, to improve management effectiveness, operating efficiency and safety of our crude oil and refined product transportation and storage businesses. See “Item 5 — Operating and Financial Review and Prospects — General — Overview.”

      We have an extensive network for the transportation, storage and distribution of both crude oil and refined products, which covers many regions of China. Our goal is to exploit and optimize our existing infrastructure to further consolidate our presence as the leading integrated oil and gas company in China.

      As of December 31, 2001, our crude oil transportation and storage infrastructure consisted of:

•	9,186 kilometers of crude oil pipelines with an average daily throughput of approximately 2,140 thousand barrels; and

•	crude oil storage facilities with an aggregate storage capacity of approximately 13.6 million cubic meters.

      We deliver crude oil to customers through our pipeline and storage facility network, through crude oil storage facilities that we lease from third parties and by ships leased by customers. In 2001, approximately 74.3% of our crude oil production was delivered to our refineries through our crude oil pipeline network. We believe that our crude oil pipeline network is sufficient for our current and anticipated transportation needs. During the past five years, we have not experienced any delays in our ability to deliver crude oil due to pipeline capacity constraints.

      Our transportation and storage infrastructure also includes:

•	984 kilometers of refined product pipelines with an average daily throughput of approximately 12,022 tons; and

•	approximately 342 refined product storage facilities with a total storage capacity of approximately 7.0 million cubic meters.

      Most of our refineries are located in the northeastern and northwestern regions of China. Our ability to distribute products through our own product distribution infrastructure to the eastern and southern regions will provide us with greater flexibility in supplying refined products to the domestic markets across China. We plan to continue to enhance our product distribution infrastructure in the northeastern, northwestern, northern and southwestern regions where we already have a significant market share, and expand our product distribution infrastructure in the eastern and southern regions by acquiring and constructing transportation storage facilities and distribution storage facilities in these regions.

      We are in the process of constructing a refined product pipeline from Lanzhou, Gansu Province, to Chengdu, Sichuan Province, and Chongqing Municipality. This pipeline will connect Lanzhou Petrochemical directly with the southwestern region of China. In this region, there is a lack of crude oil resources and refining capacity, which has resulted in the demand for refined products significantly exceeding supply. This pipeline is designed to have a total length of 1,247 kilometers and a throughput capacity of five million tons of refined products per year. We estimate that the total capital investment for this project will be approximately RMB 3,800 million (US$459 million).

      Together with the expansion of our service stations, we expect that our pipelines, primary storage and secondary distribution storage facilities will greatly enhance our existing distribution infrastructure for refined products. We believe that our enhanced distribution infrastructure will help us increase the sales of our refined products.

Competition

      As an oil and gas company operating in a competitive industry, we compete in each of our business segments in both China and international markets for desirable business prospects and for customers. Our principal competitors in China are Sinopec, including its subsidiary China National Star Petroleum Corporation, or CNSPC, and CNOOC Limited.

Exploration and Production Operations

      We are the largest onshore oil and gas company in China in terms of proved crude oil and natural gas reserves as well as crude oil and natural gas production and sales. However, we compete with Sinopec for the acquisition of desirable crude oil and natural gas prospects. We believe that our experience in crude oil and natural gas exploration and production and our advanced exploration technologies that are suitable for diverse geological conditions in China will enable us to maintain our dominant position in discovering and acquiring desirable crude oil and natural gas prospects in China.

Refining and Marketing and Chemicals and Marketing Operations

      We compete directly with Sinopec in our refining and marketing and chemicals and marketing operations on the basis of price, quality and customer service. Most of our refineries and chemical plants are located in the northeastern, northwestern and northern regions of China where we have the dominant market share for refined products and chemical products. We also sell our refined products and chemical products in the eastern, southern, southwestern and central-southern regions of China, where our products have a considerable market share. The eastern and southern regions of China, where refined products and chemical products are in higher demand, are important markets for our refined products and chemical products. Sinopec has a strong presence in the eastern and southern regions of China in competition with us, and most of Sinopec’s refineries, chemical plants and distribution networks are located in these regions in close proximity to these markets. We expect that we will continue to face competition from, among other competitors, Sinopec in increasing our refined products and chemical products sales in these regions. See “Item 3 — Key Information — Risk Factors”.

      We also face competition from imported refined products and chemical products on the basis of price and quality. As a result of China’s entry into the WTO, we expect that competition from foreign producers of refined products and chemical products may increase as tariff and non-tariff barriers for imported refined products and chemical products will be reduced or eliminated over time, including the opening over time of retail and wholesale markets in China for refined products and chemical products to foreign competition. Our ability to compete with foreign producers of refined products and chemical products will depend on our ability to reduce our production costs and improve the quality of our products. See “Item 3 — Key Information — Risk Factors”.

Natural Gas and Pipeline Operations

      We are the largest supplier of natural gas in terms of volume of natural gas supplied. Currently, we face very limited competition in the supply of natural gas in Beijing, Tianjin, Hebei Province and the northwestern regions of China, our existing principal markets for natural gas. Currently, Sinopec has natural gas fields in Sichuan Province and sells natural gas to users in that province. We, therefore, have limited competition from Sinopec in our markets in Sichuan Province. Further, we intend to expand our markets for natural gas into the coastal regions in eastern China where we may face competition from CNOOC Limited and, to a lesser extent, Sinopec. We believe that our dominant natural gas resources base, our relatively advanced technologies and skills in managing long distance pipelines will enable us to continue to be a dominant player in the natural gas markets in China.

Environmental Matters

      Together with other companies in the industries in which we operate, we are subject to numerous national, regional and local environmental laws and regulations concerning our oil and gas exploration and production operations, petroleum and petrochemical products and other activities. In particular, these laws and regulations:

•	require an environmental evaluation report to be submitted and approved prior to the commencement of exploration, production, refining and chemical projects;

•	restrict the type, quantities, and concentration of various substances that can be released into the environment in connection with drilling and production activities;

•	limit or prohibit drilling activities on certain lands lying within protected areas; and

•	impose criminal and civil liabilities for pollution resulting from oil, natural gas and petrochemical operations.

      These laws and regulations may also restrict air emissions and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, chemical plants, refineries, pipeline systems and other facilities that we own. In addition, our operations may be subject to laws and regulations relating to the generation, handling, storage, transportation, disposal and treatment of waste materials.

      We anticipate that the environmental laws and regulations to which we are subject will become increasingly strict and are therefore likely to have an increasing impact on our operations. It is impossible, however, to predict accurately the effect of future developments in such laws and regulations on our future earnings and operations. Some risk of environmental costs and liabilities is inherent in certain of our operations and products, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred. However, we do not currently expect any material adverse effect on our financial condition or results of operations as a result of compliance with such laws and regulations. We paid pollutant discharge fees of approximately RMB 124.5 million, RMB 84.5 million and RMB 112.7 million (US$13.6 million), respectively, in 1999, 2000 and 2001.

      To meet future environmental obligations, we are engaged in a continuing program to develop effective environment protection measures. This program includes research on:

•	reducing sulphur levels in heavy fuel oil and diesel fuel;

•	reducing olefin and benzene content in gasoline and the quantity of emissions and effluents from our refineries and petrochemical plants; and

•	developing and installing monitoring systems at our facilities and developing environmental impact assessments for major projects.

      Our capital expenditures on environmental programs in 1999, 2000 and 2001 totaled approximately RMB 954.8 million, RMB 1,150.9 million and RMB 1,205.0 million (US$145.6 million), respectively.

Legal Proceedings

      We are not involved in any judicial and arbitral proceedings, the results of which, in the aggregate, would have a material adverse impact on our financial condition.

Properties

      Under the restructuring agreement we entered into with CNPC, CNPC has undertaken to us the following:

•	CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land, which were leased or transferred to us from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

•	CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by us are located; and

•	CNPC will obtain individual building ownership certificates in our name for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

      As of December 31, 2001, CNPC obtained formal land use right certificates for 12,417 of the 28,649 parcels of land and some of the building ownership certificates. The necessary governmental procedures for the above-mentioned service stations located on collectively-owned land have not been completed to date. Our directors confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. Our directors believe that these will not have any material adverse effect on our results of operations and financial condition.

      We own substantially all of the equipment and production facilities relating to the business activities of all our segments. We hold production licenses covering all of our interests in developed and undeveloped acreage and productive crude oil and natural gas wells. See “— Exploration and Production — Properties.”

Regulatory Matters

Overview

      China’s oil and gas industry is subject to extensive regulation by the PRC government with respect to a number of aspects of exploration, production, transmission and marketing of crude oil and natural gas as well as production, transportation and marketing of refined products and chemical products. The following central government authorities exercise control over various aspects of China’s oil and gas industry:

•	The State Economic and Trade Commission has the industry administration and policy coordination authority over China’s oil and gas industry. It is also responsible for setting import and export quotas for crude oil and refined products on the basis of overall supply and demand for crude oil and refined products in China as well as the WTO requirements for China.

•	The Ministry of Land and Resources has the authority for granting, examining and approving oil and gas exploration and production licenses, the administration of registration and transfer of exploration and production licenses.

•	The Ministry of Foreign Trade and Economic Cooperation has the authority to examine and approve production sharing contracts and Sino-foreign equity and cooperative joint venture contracts. It is also responsible for issuing import and export licenses for crude oil and refined products to oil and gas companies once they have obtained import or export quotas from the State Economic and Trade Commission.

•	The State Development Planning Commission:

—	determines mandatory minimum volumes and applicable prices of natural gas to be supplied to certain fertilizer producers;

—	publishes guidance prices for natural gas and retail median guidance prices for certain refined products, including gasoline and diesel;

—	approves investment and finance projects exceeding certain capital expenditure amounts; and

—	approves Sino-foreign equity and cooperative projects exceeding certain capital amounts.

Exploration Licenses and Production Licenses

      The Mineral Resources Law authorizes the Ministry of Land and Resources to exercise the administrative authority over the exploration and production of the mineral resources within the PRC. The Mineral Resources Law and its supplementary regulations provide the basic legal framework under which exploration licenses and production licenses are granted. The Ministry of Land and Resources has the authority to issue exploration licenses and production licenses. Applicants must be companies approved by the State Council to engage in oil and gas exploration and production activities.

      Applicants for exploration licenses must first register with the Ministry of Land and Resources blocks in which they intend to engage in exploration activities. The holder of an exploration license is obligated to make a progressively increasing annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. Investment ranges from RMB 2,000 per square kilometer for the initial year to RMB 10,000 per square kilometer for the third and subsequent years. Additionally, the holder has to pay an annual exploration license fee that starts at RMB 100 per square kilometer for each of the first three years and increases by an additional RMB 100 per square kilometer per year for the subsequent years up to a maximum of RMB 500 per square kilometer. The maximum term of an exploration license is seven years subject to renewal upon expiration of the original term, with each renewal being for a two-year term. At the exploration stage, an applicant can also apply for a progressive exploration and production license that allows the holder to test and develop reserves not yet fully proved. The progressive exploration and production license has a maximum term of 15 years. Upon the reserves becoming proved for a block, the holder must apply for a full production license in order to undertake production. In addition, the holder needs to obtain the right to use that block of land. Generally, the holder of a full production license must either obtain a land use rights certificate for industrial land use covering that block of land or lease such land from the relevant land administrative authorities.

      The Ministry of Land and Resources issues production licenses to applicants on the basis of the reserve reports approved by the relevant authorities. Production license holders are required to pay an annual production right usage fee of RMB 1,000 per square kilometer. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. However, in accordance with a special approval from the State Council, the Ministry of Land and Resources has issued production licenses effective March 2000 to PetroChina for all of its crude oil and natural gas reservoirs with terms coextensive with the projected productive life of those reservoirs, ranging up to 55 years. Production licenses to be issued to us in the future will be subject to the 30 year maximum unless we obtain additional special approvals from the State Council. Each of our production licenses is renewable upon our application 30 days prior to expiration. Oil and gas price increases may extend the productive life of our crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses.

      PetroChina and Sinopec have exploration licenses and production licenses for the exploration and production of onshore crude oil and natural gas in China. China National Offshore Oil Corporation, or CNOOC, and Sinopec (through its subsidiary CNSPC) have exploration licenses and production licenses for the exploration and production of offshore crude oil and natural gas in China.

Pricing

  Crude Oil

      PetroChina and Sinopec set their crude oil median prices each month based on the average Singapore market FOB prices for crude oil of different grades in the previous month plus an amount equal to the customs duties payable on the import of crude oil. In addition, PetroChina and Sinopec negotiate a premium or discount to reflect transportation costs, the differences in oil quality and market supply and demand. The State Development Planning Commission will mediate if PetroChina and Sinopec cannot agree on the amount of premium or discount.

  Refined Products

      Prior to October 2001, PetroChina set its retail prices based on the published retail median guidance prices of gasoline and diesel published by the State Development Planning Commission, with an allowable upward or downward adjustment of up to 5%. Since October 2001, PetroChina has set its retail prices within an 8% floating range of the published retail median guidance prices of gasoline and diesel. These retail median guidance prices of gasoline and diesel vary in each provincial level distribution region. Since June 2000, the State Development Planning Commission has published the retail median guidance prices of gasoline and diesel monthly based on the weighted average FOB Singapore, Rotterdam and New York trading prices for diesel and gasoline in the previous month plus transportation costs and taxes.

      PetroChina sets the wholesale prices for its gasoline and diesel on the basis of its retail prices and a discount to its retail prices of at least 5.5% as required by the State Development Planning Commission.

      In addition, the State Development Planning Commission sets the ex-factory median prices for gasoline and diesel sold to the PRC government and other institutional customers, including airlines and railway operators. These ex-factory median prices are calculated with reference to the average FOB Singapore, Rotterdam and New York trading prices for gasoline and diesel in the previous month. PetroChina may charge up to 8% premium, which was increased from 5% before, on the ex-factory median prices to these customers.

  Chemical Products

      PetroChina determines the prices of all of its chemical products.

  Natural Gas

      The price of natural gas has three components:

•	wellhead price;

•	pipeline transportation tariff; and

•	purification fee.

      Wellhead prices vary depending on whether or not the natural gas sold is within the government-formulated natural gas supply plan. For natural gas sold within the government-formulated supply plan, the State Development Planning Commission fixes wellhead prices according to the nature of the customers. Most of these customers are fertilizer producers.

      For natural gas sold above the government-formulated natural gas supply plan, the State Development Planning Commission publishes the median guidance wellhead price with permissible upward or downward adjustments of 10% by the natural gas producer.

      PetroChina negotiates the actual wellhead price with commercial natural gas users and municipal governments within the adjustment range.

      The State Development Planning Commission sets the pipeline transportation tariff for the natural gas transported by pipelines constructed prior to 1991. For the natural gas transported by pipelines constructed after 1991, PetroChina submits to the State Development Planning Commission for examination and approval proposed pipeline transmission tariffs based on the capital investment made in the pipeline, the depreciation period for the pipeline, the ability of end users to pay and PetroChina’s profit margin. PetroChina sets the purification fee based on the cost of natural gas purification, and the purification fee must be approved by the State Development Planning Commission. In January 2002, the State Development Planning Commission announced its decision to merge the purification fee into the wellhead price to establish a unified natural gas ex-factory price.

Production and Marketing

  Crude Oil

      Each year, the State Development Planning Commission publishes the projected target for the production and sale of crude oil by PetroChina, Sinopec and CNOOC Limited, based on the domestic consumption estimates submitted by domestic producers, including PetroChina, Sinopec and CNOOC Limited, the production capacity of these companies as well as the forecast of international crude oil prices. The actual production levels are determined by the producers themselves and may vary from the submitted estimates.

  Refined Products

      Currently, only PetroChina and Sinopec have the right to conduct gasoline and diesel wholesale business. Other companies, including foreign invested companies, may not engage in wholesale of gasoline and diesel in China’s domestic market. In general, only domestic companies, including Sino-foreign joint venture companies, are permitted to engage in retail of gasoline and diesel. See “Item 3 — Key Information — Risk Factors” for a discussion of the likely impact on the distribution of refined products in China after China’s admission to the WTO.

  Natural Gas

      Each year, the State Development Planning Commission publishes the production targets for natural gas producers based on the annual production target prepared on the basis of consumption estimates submitted by all natural gas producers such as PetroChina. The State Development Planning Commission also formulates the annual natural gas guidance supply plan, which requires natural gas producers to distribute a specified amount of natural gas to specified fertilizer producers. The actual production levels of natural gas, except the amount supplied to the fertilizer producers, are determined by the natural gas producers.

Foreign Investments

  Cooperation in Exploration and Production with Foreign Companies

      Currently, only CNPC and Sinopec have the right to cooperate with foreign companies in onshore crude oil and natural gas exploration and production in China. CNOOC and Sinopec (through its subsidiary CNSPC) have the right to cooperate with foreign companies in offshore crude oil and natural gas exploration and production in China.

      Sino-foreign cooperation projects and foreign parties in onshore oil and gas exploration and production in China are generally selected through open bids and bilateral negotiations. Those projects are generally conducted through production sharing contracts. The Ministry of Foreign Trade and Economic Cooperation must approve those contracts.

      As authorized by the Regulations of the PRC on Exploration of Onshore Petroleum Resources in Cooperation with Foreign Enterprises, CNPC has the right to enter into joint cooperation arrangements with foreign oil and gas companies for onshore crude oil and natural gas exploration and production. PetroChina does not have the capacity to enter into production sharing contracts directly with foreign oil and gas companies under existing PRC law. Accordingly, CNPC will continue to enter into production sharing contracts. After signing a production sharing contract, CNPC will, subject to approval of the Ministry of Foreign Trade and Economic Cooperation, assign to PetroChina most of its commercial and operational rights and obligations under the production sharing contract as required by the Non-competition Agreement between CNPC and PetroChina. See “Item 7 — Major Shareholders and Related Party Transactions — Contract for the Transfer of Rights under Production Sharing Contracts”.

  Transportation and Refining

      The PRC regulations permit foreign minority ownership in pipeline transportation, oil storage facilities and oil jetties. There is no express general restriction on foreign investment in refineries and petrochemical facilities. However, the construction of refineries with an annual capacity of five million tons or less must receive special approval and the production of ethylene and PVC resins with annual production capacity exceeding 600,000 tons must be conducted by companies majority-owned by Chinese persons. Furthermore, when appropriate, projects must receive necessary approvals from relevant PRC government agencies. See “Item 3 — Key Information — Risk Factors”.

Import and Export

      The import and export of crude oil and refined products is subject to quota and licensing control in China. Currently, only a small number of State authorized companies, including PetroChina and China National United Oil Corporation, an affiliate of PetroChina, have licenses to import and export crude oil and refined products. The State Economic and Trade Commission sets import and export quotas for crude oil and refined products by taking into account the supply and demand in China as well as the WTO requirements for China. The Ministry of Foreign Trade and Economic Cooperation is responsible for issuing import and export licenses for products subject to quotas. Upon receiving quota allocation, refining companies or enterprises can import crude oil through State-authorized import companies. See “Item 3 — Key Information — Risk Factors” for a discussion of the expected opening of domestic markets to foreign competition in China.

      The PRC government authorities have granted PetroChina the right to conduct crude oil and refined product import and export business. PetroChina holds quota to import and export crude oil and refined products, and conducts import and export of crude oil and refined products through China National United Oil Corporation which holds relevant import and export licenses.

Capital Investment and Financing

      Capital investments in exploration and production of crude oil and natural gas made by Chinese oil and gas companies are not subject to government approval. However, oil and gas companies must obtain prior approval from the relevant government authorities for capital investments in other projects. They must obtain prior approval from the State Development Planning Commission for capital investments in any new projects if the amount of capital involved exceeds RMB 50 million, or obtain prior approval from the State Economic and Trade Commission for capital investments in renovation and expansion projects if the amount of capital involved exceeds RMB 50 million. Oil and gas companies need to obtain approval from the State Development Planning Commission and the State Administration of Foreign Exchange to borrow from foreign banks and foreign governments in connection with those capital investments.

Taxation, Fees and Royalty

      PetroChina is subject to a variety of taxation, fees and royalty. The table below sets forth the various taxation, fees and royalty payable by PetroChina or by Sino-foreign oil and gas exploration and development cooperative projects. Since January 1, 2000, PetroChina and its wholly owned subsidiaries and branch companies have been taxed on a consolidated basis as approved by the Ministry of Finance and the State Taxation Bureau.

Tax item	Tax base	Tax rate

Corporate income tax	Taxable income	33%. Tax concession or exemption enjoyed by any subsidiary or branch company continues to apply.
Value-added tax	Revenue	13% for liquified natural gas, natural gas, agricultural film and fertilizers and 17% for other items. PetroChina charges value-added tax from its customers at the time of settlement on top of the selling prices of its products on behalf of the taxation authority. Any value-added tax paid by PetroChina for purchasing materials consumed during the production process for charges paid for drilling and other engineering services and labor are deducted from the value-added tax to be charged to PetroChina’s customers. 13% of the value-added tax paid in connection with export of crude oil and diesel is subject to a full rebate.

Tax item	Tax base	Tax rate

	Sales volume	5% for the Sino-foreign oil and gas exploration and development cooperative projects, but input value-added tax cannot be deducted.
Business tax	Revenue from transportation services	3%
Consumption tax	Aggregate volume sold or self-consumed	RMB 277.6 per ton for gasoline RMB 117.6 per ton for diesel All consumption taxes paid in connection with export of gasoline and diesel are subject to a full rebate.
Resource tax	Aggregate volume sold or self-consumed	RMB 8 to 30 per ton for crude oil

RMB 2 to 15 per thousand cubic meter for natural gas
The actual applicable rate for each oil field may differ depending on the resource differences, volume of the exploration and production activities and costs required for the production at the particular oil field.
Compensatory fee for mineral resources	Revenue	1% for crude oil and natural gas
Exploration license fee	Area	RMB 100 to 500 per square kilometer per year
Production license fee	Area	RMB 1,000 per square kilometer per year
Royalty fee(1)	Production volume	Progressive rate of 0 - 12.5% for crude oil and 0 - 3% for natural gas

(1)	Payable only by Sino-foreign oil and gas exploration and development cooperative projects. The project entity of those cooperative projects is not subject to any other resource tax or fee.

      The PRC Highway Law was recently amended, and the amendment became effective on October 31, 1999. The amended Highway Law provides that the PRC government shall collect funds for highway maintenance by imposing fuel taxes. The State Council will formulate specific implementation methods and procedures for the imposition of fuel tax. The State Council has not yet announced or published any specific rate, implementation method or procedure for the imposition of the tax.

Environmental Regulations

      China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. There are national and local standards applicable to emissions control, discharges to surface and subsurface water, and the generation, handling, storage, transportation, treatment and disposal of waste materials.

      The environmental regulations require a company, such as us, to register or file an environmental impact report with the relevant environmental bureau for approval before it undertakes any construction of a new production facility or any major expansion or renovation of an existing production facility. The new facility or the expanded or renovated facility will not be permitted to operate unless the relevant environmental bureau has inspected to its satisfaction that environmental equipment that satisfies the environmental protection requirements has been installed for the facility. A company that wishes to discharge pollutants, whether it is in the form of emission, water or materials, must submit a pollutant discharge declaration statement detailing the amount, type, location and method of treatment. After reviewing the pollutant discharge declaration, the relevant environmental bureau will determine the amount of discharge allowable under the law and will issue a pollutant discharge license for that amount of discharge subject to the payment of discharge fees. If a company discharges more than is permitted in the pollutant discharge license, the relevant environmental bureau can fine the company up to several times the discharge fees payable by the offending company for its allowable discharge, or require the offending company to close its operation to remedy the problem.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

      You should read the following discussion together with our consolidated financial statements and their notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IAS, which differ in many material respects from US GAAP. Note 33 to our consolidated financial statements and the section headed “— Other Information — US GAAP Reconciliation” summarize the material differences between IAS and US GAAP as they relate to us.

      Our consolidated financial statements and operating data present, and the discussion and analysis in this annual report pertain to, the results of operations of the businesses transferred to us by CNPC and are based on the historical financial information of CNPC. Specifically, in connection with the 1998 restructuring of China’s oil and gas industry, CNPC transferred to Sinopec six crude oil and natural gas production enterprises located in the eastern and coastal regions of China and Sinopec transferred to CNPC 15 refineries and petrochemical plants located in the northeastern, northern and western regions of China. In addition, local governments in the northeastern, northern and western regions of China transferred to CNPC 15 provincial and municipal petroleum distribution companies. Our financial and operating information gives effect to these transactions for all periods presented. A significant portion of revenues generated prior to the asset transfer represented sales from our exploration and production segment to Sinopec.

Overview

      We are engaged in a broad range of petroleum related activities, including:

•	the exploration, development, production and sale of crude oil and natural gas;

•	the refining, transportation, storage and marketing of crude oil and petroleum products;

•	the production and sale of basic petroleum products, derivative chemical products and other chemical products; and

•	the transmission of crude oil, refined products and natural gas as well as sale of natural gas.

      We are China’s largest producer of crude oil and natural gas and one of the largest companies in China in terms of sales. In the year ended December 31, 2001, we produced approximately 763.5 million barrels of crude oil and approximately 563.5 billion cubic feet of natural gas for sale. Our refineries also processed approximately 567.0 million barrels of crude oil in the year ended December 31, 2001. In the year ended December 31, 2001, we had total revenue of RMB 238,893 million (US$28,863 million) and net income of RMB 46,808 million (US$5,655 million).

      Effective January 1, 2001, our pipeline operations were transferred from the refining and marketing segment to the natural gas segment, which was subsequently renamed as the natural gas and pipeline segment. Accordingly, our results of operations, together with the corresponding assets and liabilities, of certain pipeline operations are reclassified from the refining and marketing segment to the natural gas and pipeline segment to reflect the changes in the manner under which these operations are managed.

Critical Accounting Policies

      Our main accounting policies are set forth in Note 3 to our consolidated financial statements and conform with IAS. We have identified the accounting policies below as critical to our business operations and the understanding of our results of operations. For a detailed discussion on the application of these and other accounting policies, see Note 3 to our consolidated financial statements. The application of these policies may require management to make judgments and estimates that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. Our management uses historical experience and all available information to make these estimates and judgments, and different amounts could be reported using different assumptions and estimates.

•	Oil and gas properties. The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalized. Costs of exploratory wells are capitalized as construction in progress pending determination of whether the wells find proved reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Costs of wells with proved reserves remain capitalized. All other exploratory wells and geological and geophysical costs are expensed. We have no costs of unproved properties capitalized in oil and gas properties. The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. However, in accordance with a special approval from the State Council, the Ministry of Land and Resources has issued production licenses effective March 2000 to us for all of its crude oil and natural gas reservoirs with terms coextensive with the projected production life of those reservoirs, ranging up to 55 years. Production licenses to be issued to us in the future will be subject to the 30-year maximum unless additional special approvals can be obtained from the State Council. Each of our production licenses is renewable upon application by us 30 days prior to expiration. Future oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses. Payments on such licenses are made annually and are expensed as incurred. The cost of oil and gas properties is amortized at the field level on the unit of production method. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of our production licenses. Our reserve estimates include only crude oil and natural gas which management believes can be reasonably produced within the current terms of these production licenses. We did not incur and does not anticipate to incur any material dismantlement, restoration and abandonment cost given the nature of its onshore producing activities and current PRC regulations governing such activities.

•	Revenue recognition. Our revenue recognition policy is critical because our revenue is a key component of our results of operations. We follow very specific and detailed accounting guidelines in accordance with IAS in measuring revenue. However, certain judgments affect the application of our revenue policy. Should changes in conditions cause management to determine that certain criteria for revenue recognition are not met for future transactions, revenue recognized for any reporting period could be affected.

•	Provision for accounts receivables. Accounts receivables are carried at original invoice amount less provision for impairment. We specifically analyzes historical bad debts, receivable ageings, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

•	Inventories. Inventories are stated at the lower of cost or net realizable value. We estimate net realizable value based on intended use, current market value and inventory ageing analysis.

•	Impairment of long-lived assets. We review long-lived assets for possible impairment by evaluating whether the carrying amount of an individual asset exceeds its recoverable amount. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our assets. Future events could cause us to conclude that impairment indicators exist and that long-lived assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Factors Affecting Results of Operations

      Our results of operations and the period-to-period comparability of our financial results are affected by a number of external factors, including changes in the prices of crude oil, refined products, natural gas and chemical products and fluctuations in exchange rates and interest rates.

  Crude Oil Prices

      Our results of operations are substantially influenced by crude oil prices. Until June 1, 1998, the State Development Planning Commission set crude oil prices in China at levels generally significantly lower than those prevailing in international crude oil markets. In setting crude oil prices, the State Development Planning Commission weighed a range of factors, including the identity of the customer, the volume and grade of crude oil purchased and the producer’s costs of production. We sold crude oil at a fixed price to customers purchasing under the PRC government’s annual crude oil allocation plan and charged a premium to customers purchasing outside the plan. Volatility in international crude oil prices in 1996, 1997 and 1998 often resulted in substantial discrepancies between international crude oil prices and domestic crude oil prices, which were not frequently adjusted during that period. During the period from January 1, 1996 to June 1, 1998, the State Development Planning Commission raised the prices of crude oil twice.

      From June 1998 to March 2001, the PRC government published benchmark prices for crude oil in China which are adjusted on a monthly basis to equal Singapore market FOB prices for similar grades of crude oil, supplemented by an amount equal to the customs duty payable on the import of crude oil. Since March 2001, we and Sinopec have set our crude oil median prices monthly based on the Singapore market FOB prices for crude oil. Our actual realized crude oil prices include a premium on, or discount from, the median prices which primarily reflects transportation costs, differences in oil quality and market supply and demand conditions.

      Prior to September 1, 1999, the premiums and discounts applied to our crude oil sales were largely determined through negotiations between CNPC and Sinopec, our largest customer. Since September 1, 1999, these discounts and premiums have been determined in accordance with a crude oil premium and discount calculation agreement and its supplemental agreement we entered into with Sinopec. These agreements establish premiums and discounts which effect adjustments to the benchmark prices. These agreements do not obligate either party to purchase or sell any crude oil and is thus subject to renegotiation. Under these agreements, the State Development Planning Commission will mediate if we cannot agree with Sinopec on the premium or discount applicable to a particular crude oil purchase. The table below sets forth the benchmark prices for our principal grades of crude oil and the negotiated premiums and discounts applicable to those grades during 1999, 2000 and 2001.

		Average price published by			Premium/(discount)
		PRC government (RMB/barrel)			(RMB/barrel)

Grade of		June-December	Year 2000	Year 2001	September 1999-	July 2000-	Since
crude oil	Benchmark	1999 average	average	average	June 2000	June 2001	July 2001

Daqing	Minas	166.3	240.3	209.0	0 – 16.8	(3.8) – 0	0 – 2.8
Jidong	Minas	166.3	240.3	209.0	0 – 16.8	(3.8) – 0	0 – 2.8
Huabei	Minas	166.3	240.3	209.0	0 – 16.8	(3.8) – 0	0 – 2.8
Dagang	Cinta	161.0	232.2	199.3	0 – 11.1	(3.8) – 0	0 – 3.0
Tarim	Minas	166.3	240.3	209.0	(5.8) – (22.6)	(26.4) – (22.6)	(29.4) – (22.6)
Tuha	Tapis	186.1	262.2	233.8	(9.6) – (27.2)	(31.0) – (27.2)	(27.2) – (25.0)

      In 2001, the average prices published by the PRC government for our principal grades of crude oil and crude oil produced in our Daqing oil region were RMB 204.9 per barrel and RMB 209.0 per barrel, respectively.

      Increases or decreases in the price of crude oil in China have a significant impact on the revenue from our exploration and production segment as well as the amount of exploration expenses that we incur each year. In the year ended December 31, 2001, our average realized selling price for crude oil was RMB 195.4 (US$23.61) per barrel, as compared to RMB 225.3 (US$27.21) per barrel in the year ended December 31, 2000. As a result, the revenue from our exploration and production segment and exploration expenses decreased 13.3% and 15.4%, respectively, from RMB 170,928 million and RMB 8,680 million, respectively, in the year ended December 31, 2000 to RMB 148,277 million (US$17,915 million) and RMB 7,344 million (US$887 million), respectively, in the year ended December 31, 2001. See “Item 4 — Information on the Company — Regulatory Matters — Pricing” for a more detailed discussion of current PRC crude oil pricing regulations.

  Refined Product Prices

      Until June 5, 1998, the State Development Planning Commission set wholesale and retail prices for our major refined products (gasoline, diesel and kerosene). However, during the first six months of 1998, due to then prevailing market conditions and increased smuggling of refined products, actual wholesale prices in the refined products market were lower than the wholesale prices set by the PRC government. In June 1998, the State Development Planning Commission pegged the prices of refined products of gasoline and diesel to the FOB Singapore trading prices, supplemented by transportation costs, customs duties, insurance charges, taxes and retail margins. Prior to June 2000, the State Development Planning Commission published from time to time retail median gasoline and diesel guidance prices for major cities and provinces. Once published, the retail median prices remained unchanged until either we or Sinopec requested an adjustment and demonstrated that the cumulative change of the FOB Singapore gasoline or diesel trading price from the then applicable retail median guidance price exceeded 5%. Since June 2000, the State Development Planning Commission has adjusted such retail median prices on a monthly basis to reflect the FOB Singapore, Rotterdam and New York trading prices for gasoline and diesel in the previous month, supplemented by transportation costs and taxes. See “Item 4 — Information on the Company — Regulatory Matters — Pricing” for a more detailed discussion of current PRC refined products pricing regulations.

      Prior to October 2001, based on the published median gasoline and diesel guidance prices, we and Sinopec set our respective retail prices with an allowable upward or downward adjustment of up to 5% in individual markets. Since October 2001, we and Sinopec have set our retail prices within an 8% floating range of the published median gasoline and diesel guidance prices. We determine the prices of other refined products with reference to the published median guidance prices of gasoline and diesel. Our retail prices may differ from those of Sinopec within a given market. Our average realized selling prices tend to be higher in the western and northern regions of China, where we dominate the market, as compared to our average realized selling prices in the eastern and southern regions, where Sinopec has a stronger presence.

      The following table sets forth the retail median prices for 90# gasoline and 0# diesel published by the State Development Planning Commission from January 2001 to December 2001 when such adjustments were made.

	90# Gasoline	0# Diesel

	(RMB/ton)	(RMB/ton)
January 2001	3,585	3,176
February 2001	3,422	2,986
March 2001	3,632	2,941
April 2001	3,523	2,852
May 2001	3,623	3,062
June 2001	3,813	3,192
July 2001	3,363	3,132
August 2001	3,083	3,082
September 2001	3,083	2,982
October 2001	3,333	3,002
November to December 2001	2,973	2,642

  Chemical Product Prices

      We determine the prices of all chemical products produced by our chemicals business segment.

  Natural Gas Prices

      Our natural gas price is comprised of the following three components:

•	Wellhead Price. We set our wellhead price within a 10% floating range of the median wellhead price published by the State Development Planning Commission, except for natural gas sold within the PRC government’s natural gas supply plan, which must be sold at prices determined by the State Development Planning Commission. Sales volume of the natural gas subject to these price controls accounted for approximately 23.8% of our total sales of natural gas in 2001. The pricing mechanism may be subject to change in the near future;

•	Pipeline Transportation Tariff. The State Development Planning Commission sets the pipeline transportation tariff for the natural gas transported by pipelines constructed prior to 1991. For the natural gas transported by pipelines constructed after 1991, we prepare a tariff schedule based on our actual cost plus a profit margin and submit it to the State Development Planning Commission for approval; and

•	Purification Fee. We set the purification price based on our actual costs, subject to approval by the State Development Planning Commission.

      Since January 2002, the State Development Planning Commission has merged the purification fee into the wellhead price to establish a unified natural gas ex-factory price.

      We sell our natural gas at prices which exceed our production and transportation costs.

      The results of operations of these segments will be impacted to the extent that our prices do not vary to reflect increases or decreases in our costs. See “Item 4 — Information on the Company — Regulatory Matters — Pricing” for a further discussion of these pricing controls.

  Foreign Currency Exposure

      For a discussion of the effect of exchange rate fluctuations on our results of operations, please see “Item 11 — Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Rate Risk”.

  Interest Rate Exposure

      For a discussion of the effect of interest rate changes on our results of operations, please see “Item 11 — Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk”.

The Restructuring of the CNPC Group

      Effective as of November 5, 1999, CNPC transferred to us its domestic assets and operations relating to:

•	the exploration, development and production of crude oil and natural gas;

•	the refining, transportation, storage and marketing of crude oil and petroleum products;

•	the production and sale of chemicals; and

•	the transmission, marketing and sale of natural gas.

      CNPC retained the remaining assets and operations. As part of this restructuring, we have made arrangements with CNPC for the provision to us of certain essential products and services. In addition, we have effected transactions to transfer a portion of the debt obligations of the subsidiaries of our predecessor to CNPC, resulting in a decrease in debt of RMB 30,500 million, primarily long-term debt, and a corresponding increase in owner’s equity as of September 30, 1999.

      In addition, as part of this restructuring and our formation, a valuation of the contributed fixed assets on the asset class level by business segment, excluding oil and gas reserves, was carried out as of June 30, 1999 as required by the applicable PRC regulations. The revaluation was performed in order to determine the fair value of such contributed fixed assets and establish amounts for share capital and capital reserve.

Operating Results

      The following discussion is based on our historical results of operations. As a result of the factors discussed above, such results of operations may not be indicative of our future operating performance.

      Our income statement for each of the three years ended December 31, 2001 is summarized in the table below.

	Year ended December 31,

	1999	2000	2001	2001

				(US$)
	(RMB in millions)
Total revenues	175,969	241,992	238,893	28,863
Operating expenses	(129,069)	(156,233)	(166,676)	(20,138)

Income from operations	46,900	85,759	72,217	8,725

Exchange gain (loss), net	(2,233)	1,172	250	30
Interest expense, net	(8,264)	(5,464)	(3,350)	(405)

Income from equity affiliates	128	584	341	41

Income before income taxes	36,531	82,051	69,458	8,391
Income taxes	(9,403)	(26,985)	(23,054)	(2,785)

Net income	27,001	55,231	46,808	5,655

      The table below sets forth our revenues by business segment for each of the three years ended December 31, 2001, as well as the percentage changes in revenues for the periods shown.

				2000		2001
				vs.		vs.
	1999	2000		1999	2001	2000

	(RMB in millions, except percentages)
Sales and other operating revenues
Exploration and production	110,190	170,928		55.1%	148,277	(13.3)%
Refining and marketing(1)	117,562	161,148	(2)	37.1	169,534	5.2 (2)
Chemicals and marketing	25,417	33,364		31.3	31,776	(4.8)
Natural gas and pipeline(1)	5,977	7,163	(3)	19.8	11,321	58.0 (3)
Other	312	—		—	—	—

Total	259,458	372,603		43.6%	360,908	(3.1)%

Less intersegment sales	(83,489)	(130,611)		56.4	(122,015)	(6.6)

Consolidated net sales from operations	175,969	241,992		37.5%	238,893	1.3%

(1)	Effective January 1, 2001, our results of operations, together with the corresponding assets and liabilities, of certain pipeline operations are reclassified from the refining and marketing segment to the natural gas and pipeline segment to reflect the changes in the manner under which these operations are managed. The results of operations, together with the corresponding assets and liabilities, of these pipeline operations were included in the refining and marketing segment in the segment information for the years ended December 31, 1999 and 2000.

(2)	The sales and other operating revenue of our pipeline operations for the year ended December 31, 2000 was RMB 2,506 million (US$303 million). Taking into account the exclusion of the pipeline operations in 2000, the sales and other operating revenue for our refining and marketing segment would have increased 6.9% from RMB 158,642 million for the year ended December 31, 2000 to RMB 169,534 million for the year ended December 31, 2001.

(3)	The sales and other operating revenue of our pipeline operations for the year ended December 31, 2000 was RMB 2,506 million (US$303 million). Taking into account the inclusion of the pipeline operations in 2000, the sales and other operating revenue for our natural gas and pipeline segment would have increased 17.1% from RMB 9,669 million for the year ended December 31, 2000 to RMB 11,321 million for the year ended December 31, 2001.

      The table below sets forth our operating income by business segment for each of the three years ended December 31, 2001, as well as the percentage changes in operating income for the periods shown. Other income from operations shown below consists of research and development, business services and infrastructure support to our operating business segments.

				2000		2001
				vs.		vs.
	1999	2000		1999	2001	2000

	(RMB in millions, except percentages)
Income (loss) from operations
Exploration and production	50,895	95,143		86.9%	76,932	(19.1)%
Refining and marketing(1)	(487)	(8,742	) (2)	(1,695.1)	(2,246)	74.3 (2)
Chemicals and marketing	(1,704)	70		104.1	(2,374)	(3,491.4)
Natural gas and pipeline(1)	(415)	14	(3)	103.4	722	5,057.1 (3)
Other	(1,389)	(726)		47.7	(817)	(12.5)

Total	46,900	85,759		82.9%	72,217	(15.8)%

(1)	Effective January 1, 2001, our results of operations, together with the corresponding assets and liabilities, of certain pipeline operations are reclassified from the refining and marketing segment to the natural gas and pipeline segment to reflect the changes in the manner under which these operations are managed. The results of operations, together with the corresponding assets and liabilities, of these pipeline operations were included in the refining and marketing segment in the segment information for the years ended December 31, 1999 and 2000.

(2)	The income from operations of our pipeline operations for the year ended December 31, 2000 was RMB 29 million (US$4 million). Taking into account the exclusion of the pipeline operations in 2000, the loss from operations for our refining and marketing segment would have decreased 74.4% from RMB 8,771 million for the year ended December 31, 2000 to RMB 2,246 million for the year ended December 31, 2001.

(3)	The income from operations of our pipeline operations for the year ended December 31, 2000 was RMB 29 million (US$4 million). Taking into account the inclusion of the pipeline operations in 2000, the income from operations for our natural gas and pipeline segment would have increased 1,579.1% from RMB 43 million for the year ended December 31, 2000 to RMB 722 million for the year ended December 31, 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Consolidated Results of Operation

      Total Revenue. Total revenue decreased 1.3% from RMB 241,992 million for the year ended December 31, 2000 to RMB 238,893 million (US$28,863 million) for the year ended December 31, 2001. This decrease reflected the decrease in revenues in our exploration and production segment and chemicals and marketing segment as a result of a decrease in the sales volume and decline in the average realized selling price of crude oil, and a decrease in the selling prices of chemical products.

      Operating Expenses. Operating expenses increased 6.7% from RMB 156,233 million for the year ended December 31, 2000 to RMB 166,676 million (US$20,138 million) for the year ended December 31, 2001. This increase was due primarily to the increases in purchases, services and other expenses, selling, general and administrative expenses as well as taxes other than income taxes.

      Purchases, Services and Other Expenses. Purchases, services and other expenses increased 22.8% from RMB 62,598 million for the year ended December 31, 2000 to RMB 76,859 million (US$9,287 million) for the year ended December 31, 2001. This increase was due primarily to an increase in purchase of direct materials as a result of an increase in the sales volume of refined products.

      Employee Compensation Costs. Employee compensation costs decreased 3.0% from RMB 14,430 million for the year ended December 31, 2000 to RMB 13,992 million (US$1,690 million) for the year ended December 31, 2001. This decrease was due primarily to the reduction in the number of employees.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 25.2% from RMB 16,649 million for the year ended December 31, 2000 to RMB 20,837 million (US$2,518 million) for the year ended December 31, 2001. This increase was due primarily to the higher transportation costs resulting from an increased sales volume in the refining and marketing segment, the expansion and extension of the sales and distribution network, and the expansion of our markets and changes in the marketing methods and structures of the chemicals and marketing segment.

      Depreciation, Depletion and Amortization. Depreciation, depletion and amortization decreased 1.2% from RMB 33,760 million for the year ended December 31, 2000 to RMB 33,367 million (US$4,031 million) for the year ended December 31, 2001. This decrease was due primarily to the fact that our refining enterprises disposed of a number of installations in 2000 resulting in a decrease in the base value of the provision for depreciation in 2001.

      Expenses Relating to Workforce Reduction and the Shutting Down of Manufacturing Facilities and Units. Expenses relating to our workforce reduction and the shutting down of manufacturing facilities and units decreased 92.7%. For the year ended December 31, 2000, the expenses relating to our workforce reduction and the shutting down of manufacturing facilities and units were RMB 6,579 million. We did not incur any costs for the shutting down of manufacturing facilities and units in 2001, with the costs for this period comprising only workforce reduction expenses of RMB 478 million (US$58 million).

      Taxes Other than Income Taxes. Taxes other than income taxes increased 5.2% from RMB 13,230 million for the year ended December 31, 2000 to RMB 13,916 million (US$1,681 million) for the year ended December 31, 2001. This increase was due primarily to an increase in consumption tax and other relevant taxes resulting from an increased sales volume in the refining and marketing segment.

      Income From Operations. Income from operations decreased 15.8% from RMB 85,759 million for the year ended December 31, 2000 to RMB 72,217 million (US$8,725 million) for the year ended December 31, 2001.

      Net Exchange Gain. Net exchange gain decreased 78.7% from RMB 1,172 million for the year ended December 31, 2000 to RMB 250 million (US$30 million) for the year ended December 31, 2001. The decrease was due primarily to a substantial decrease in the balance of loans denominated in currencies which had been affected to a greater extent by fluctuations in exchange rates, such as the Japanese Yen and Euro.

      Net Interest Expense. Net interest expense decreased 38.7% from RMB 5,464 million for the year ended December 31, 2000 to RMB 3,350 million (US$405 million) for the year ended December 31, 2001. This decrease was due primarily to our reinforcement of the centralization of capital management and a decrease in the average balance of debts as well as a decrease in the average interest rate.

      Income Before Income Taxes. Income before income taxes decreased 15.3% from RMB 82,051 million for the year ended December 31, 2000 to RMB 69,458 million (US$8,391 million) for the year ended December 31, 2001.

      Income Taxes. Income taxes decreased 14.6% from RMB 26,985 million for the year ended December 31, 2000 to RMB 23,054 million (US$2,785 million) for the year ended December 31, 2001 due primarily to an decrease in income before income taxes.

      Net Income. Net income decreased 15.3% from RMB 55,231 million for the year ended December 31, 2000 to RMB 46,808 million (US$5,655 million) for the year ended December 31, 2001.

Exploration and Production

      Sales and Other Operating Revenue. Sales and other operating revenue decreased 13.3% from RMB 170,928 million for the year ended December 31, 2000 to RMB 148,277 million (US$17,915 million) for the year ended December 31, 2001. This decrease was due primarily to a decrease in our sales volume of crude oil (not including condensate) and a decline in its average realized selling price. As our oil prices are directly linked to the international oil prices, the decline in the international oil prices has resulted in a decrease of 13.2% in the average realized selling price of our crude oil from US$27.21 per barrel as at December 31, 2000 to US$23.61 per barrel as at December 31, 2001.

      Intersegment sales decreased 8.7% from RMB 121,265 million for the year ended December 31, 2000 to RMB 110,738 million (US$13,380 million) for the year ended December 31, 2001. This decrease was due primarily to a decline in the price at which crude oil was sold to other business segments in 2001 as compared with 2000.

      Sales of crude oil to Sinopec decreased 32.7% from RMB 31,637 million for the year ended December 31, 2000 to RMB 21,299 million (US$2,573 million) for the year ended December 31, 2001, primarily due to a decrease in the sales volume and the average realized selling price of crude oil sold to Sinopec.

      Operating Expenses. Operating expenses decreased 5.9% from RMB 75,785 million for the year ended December 31, 2000 to RMB 71,345 million (US$8,620 million) for the year ended December 31, 2001. This decrease was due primarily to our continued implementation of cost reduction measures resulting in decreases in purchases, services and other expenses and decreases in expenses relating workforce reduction and exploration expenses.

      Income From Operations. Income from operations decreased 19.1% from RMB 95,143 million for the year ended December 31, 2000 to RMB 76,932 million (US$9,295 million) for the year ended December 31, 2001.

Refining and Marketing

      Sales and Other Operating Revenue. Sales and other operating revenue increased 5.2% from RMB 161,148 million for the year ended December 31, 2000 to RMB 169,534 million (US$20,484 million) for the year ended December 31, 2001. The increase was due primarily to an increase in the sales volume of principal refined products such as gasoline and diesel. The sales and other operating revenue of our pipeline transmission business for the year ended December 31, 2000 was RMB 2,506 million (US$303 million). Taking into account the exclusion of the pipeline transmission business in 2000, the sales and other operating revenue for our refining and marketing segment would have increased 6.9% from RMB 158,642 million for the year ended December 31, 2000 to RMB 169,534 million for the year ended December 31, 2001.

      Sales revenue from gasoline increased 9.3% from RMB 42,211 million for the year ended December 31, 2000 to RMB 46,151 million (US$5,576 million) for the year ended December 31,

2001. This increase was due primarily to an increase in the sales volume of gasoline. The average realized selling price of gasoline decreased 5.7%, from RMB 2,697 per ton for the year ended December 31, 2000 to RMB 2,542 (US$307.13) per ton for the year ended December 31, 2001.

      Sales revenue from diesel increased 13.9% from RMB 66,029 million for the year ended December 31, 2000 to RMB 75,202 million (US$9,086 million) for the year ended December 31, 2001. This increase was due primarily to an increase in the sales volume. The average realized selling price of diesel decreased 3.8%, from RMB 2,477 per ton for the year ended December 31, 2000 to RMB 2,384 (US$288.04) per ton for the year ended December 31, 2001.

      Sales revenue from kerosene decreased 18.6% from RMB 5,425 million for the year ended December 31, 2000 to RMB 4,414 million (US$533 million) for the year ended December 31, 2001. This decrease was due primarily to a decrease in the price and sales volume of kerosene.

      Intersegment sales increased 3.2% from RMB 8,176 million for the year ended December 31, 2000 to RMB 8,436 million (US$1,019 million) for the year ended December 31, 2001. This increase was due primarily to an increase in the sales volume to other segments.

      Sales of refined products to Sinopec decreased 4.1% from RMB 4,950 million for the year ended December 31, 2000 to RMB 4,747 million (US$574 million) for the year ended December 31, 2001. This decrease was due primarily to a decrease in the sales volume of diesel and the average selling price of kerosene sold to Sinopec. We expect sales to Sinopec to continue to decline in future periods as a percentage of our total sales of refined products as we continue to expand our marketing network.

      Operating Expenses. Operating expenses increased 1.1% from RMB 169,890 million for the year ended December 31, 2000 to RMB 171,780 million (US$20,755 million) for the year ended December 31, 2001. The increase was due primarily to an increase in the output and sales volume of refined products. The operating expenses of our pipeline transmission business for the year ended December 31, 2000 were RMB 2,477 million (US$299 million). Taking into account the exclusion of the pipeline transmission business in 2000, the operating expenses for our refining and marketing segment would have increased 2.6% from RMB 167,413 million for the year ended December 31, 2000 to RMB 171,780 million for the year ended December 31, 2001.

      Income (Loss) From Operations. Loss from operations decreased 74.3% from RMB 8,742 million for the year ended December 31, 2000 to RMB 2,246 million (US$271 million) for the year ended December 31, 2001.

Chemicals and Marketing

      Sales and Other Operating Revenue. Sales and other operating revenue decreased 4.8% from RMB 33,364 million for the year ended December 31, 2000 to RMB 31,776 million (US$3,839 million) for the year ended December 31, 2001. This decrease was due primarily to a decrease in the prices of principal chemical products as a result of the downturn in the market of chemical products, despite an increase in the sales volume of chemical products.

      Operating Expenses. Operating expenses increased 2.6% from RMB 33,294 million for the year ended December 31, 2000 to RMB 34,150 million (US$4,126 million) for the year ended December 31, 2001. This increase resulted primarily from the increase in purchases, services and other expenses due to an increase in the sales volume and inventory-related changes. Operating expenses also increased due to higher sales and administrative expenses as a result of increased losses related to bad debts.

      Income From Operations. Income from operations decreased 3,491.4% from a gain of RMB 70 million for the year ended December 31, 2000 to a loss of RMB 2,374 million (US$287 million) for the year ended December 31, 2001.

Natural Gas and Pipeline

      Sales and Other Operating Revenue. Sales and other operating revenue increased 58.0% from RMB 7,163 million for the year ended December 31, 2000 to RMB 11,321 million (US$1,368 million) for the year ended December 31, 2001. This increase was due primarily to an increase in the selling price and sales volume of natural gas and the transfer of pipeline transmission business from the refining and marketing segment to the natural gas and pipeline segment. The sales volume of natural gas increased 13.1% from 391.0 billion cubic feet in 2000 to 442.2 billion cubic feet in 2001. The sales and other operating revenue of our pipeline transmission business for the year ended December 31, 2000 was RMB 2,506 million (US$303 million). Taking into account the inclusion of the pipeline transmission business in 2000, the sales and other operating revenue for our natural gas and pipeline segment would have increased 17.1% from RMB 9,669 million for the year ended December 31, 2000 to RMB 11,321 million for the year ended December 31, 2001.

      Operating Expenses. Operating expenses increased 48.3% from RMB 7,149 million for the year ended December 31, 2000 to RMB 10,599 million (US$1,281 million) for the year ended December 31, 2001. This increase was due primarily to an increase in the sales volume of natural gas resulting in an increase in natural gas purchased and an increase in the transmission costs for crude oil caused by the transfer of the pipeline transmission business from the refining and marketing segment. The operating expenses of our pipeline transmission business for the year ended December 31, 2000 were RMB 2,477 million (US$299 million). Taking into account the exclusion of the pipeline transmission business in 2000, the operating expenses for our natural gas and pipeline segment would have increased 1.0% from RMB 9,626 million for the year ended December 31, 2000 to RMB 10,599 million for the year ended December 31, 2001.

      Income From Operations. Income from operations increased 5,057.1% from RMB 14 million for the year ended December 31, 2000 to RMB 722 million (US$87 million) for the year ended December 31, 2001.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

  Consolidated Results of Operation

      Total Revenue. Total revenue increased 37.5% from RMB 175,969 million for the year ended December 31, 1999 to RMB 241,992 million (US$29,236 million) for the year ended December 31, 2000. This increase reflected an increase in revenues in each of our business segments due primarily to increases in the prices of crude oil, refined products and natural gas as well as increased sales volume of our chemical and natural gas segments.

      Operating Expenses. Operating expenses increased 21.0% from RMB 129,069 million for the year ended December 31, 1999 to RMB 156,233 million (US$18,875 million) for the year ended December 31, 2000. This increase resulted primarily from increases in depreciation, depletion and amortization, expenses associated with workforce reduction and the shutting down of inefficient refining and chemical units and facilities, selling, general and administrative expenses, employee compensation costs and taxes other than income taxes.

      Purchases, Services and Other Expenses. Purchases, services and other expenses increased 1.8% from RMB 61,470 million for the year ended December 31, 1999 to RMB 62,598 million (US$7,563 million) for the year ended December 31, 2000. This increase reflected primarily increases in crude oil purchase expenses in our refining and marketing segment, prices of feedstock in our chemical segment, as well as purchase expenses resulted from increased sales volume in our natural gas segment.

      Employee Compensation Costs. Employee compensation costs increased 30.4% from RMB 11,064 million for the year ended December 31, 1999 to RMB 14,430 million (US$1,743 million) for the year ended December 31, 2000. This increase was primarily due to our new employee compensation system adopted in 2000, resulting in corresponding increases in salary and certain benefit expenses. Such benefit expenses were calculated at actual direct costs prior to November 5, 1999. Since November 5, 1999, CNPC has provided such services to us at prices contemplated by the Comprehensive Products and Services Agreement entered into between CNPC and us.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 32.2% from RMB 12,596 million for the year ended December 31, 1999 to RMB 16,649 million (US$2,011 million) for the year ended December 31, 2000. This increase was due primarily to an increase in land lease expenses, which were not borne by us until November 5, 1999, and increases in bad debt reserves and transportation and storage expenses resulting from the expansion of our refined product retail network.

      Depreciation, Depletion and Amortization. Depreciation, depletion and amortization increased 43.5% from RMB 23,533 million for the year ended December 31, 1999 to RMB 33,760 million (US$4,079 million) for the year ended December 31, 2000. This increase was due primarily to increases in fixed assets in each of our business segments and the effect of revaluation of our assets on June 30, 1999.

      Expenses Relating to Workforce Reduction and the Shutting Down of Refining and Chemical Units and Facilities. Expenses relating to our workforce reduction and the shutting down of refining and chemical units and facilities were RMB 6,579 million (US$795 million) for the year ended December 31, 2000. Out of such expenses, RMB 4,215 million were used for our workforce reduction, including RMB 3,180 million paid to the 38,400 discharged employees in 2000 and RMB 1,035 million as accrued expenses for our workforce reduction in 2001, and RMB 2,364 million were used for the shutting down of certain inefficient refining and chemical units and facilities.

      Taxes Other than Income Taxes. Taxes other than income taxes increased 28.7% from RMB 10,278 million for the year ended December 31, 1999 to RMB 13,230 million (US$1,598 million) for the year ended December 31, 2000. This increase was due primarily to increases in sales volume and sales income in our chemicals and natural gas segments.

      Income From Operations. Income from operations increased 82.9% from RMB 46,900 million for the year ended December 31, 1999 to RMB 85,759 million (US$10,361 million) for the year ended December 31, 2000.

      Net Exchange Gain (Loss). Net exchange gain increased 152.5% from a loss of RMB 2,233 million for the year ended December 31, 1999 to a gain of RMB 1,172 million (US$142 million) for the year ended December 31, 2000. The net exchange gain was due to a depreciation of the Japanese Yen against Renminbi in connection with our Japanese Yen denominated borrowings and prepayment of a significant portion of our Japanese Yen denominated borrowings.

      Net Interest Expense. Net interest expense decreased 33.9% from RMB 8,264 million for the year ended December 31, 1999 to RMB 5,464 million (US$660 million) for the year ended December 31, 2000. This decrease was due primarily to a reduction in our total borrowings as a result of the prepayment of certain loans and a decrease in the weighted average effective interest rate of our total borrowings as a result of the replacement of higher interest rate loans with lower interest rate loans.

      Income Before Income Taxes. Income before income taxes increased 124.6% from RMB 36,531 million for the year ended December 31, 1999 to RMB 82,051 million (US$9,913 million) for the year ended December 31, 2000.

      Income Taxes. Income taxes increased 187.0% from RMB 9,403 million for the year ended December 31, 1999 to RMB 26,985 million (US$3,260 million) for the year ended December 31,

2000 due primarily to an increase in income before income taxes. We pay corporate income tax at the rate of 33%.

      Net Income. Net income increased 104.6% from RMB 27,001 million for the year ended December 31, 1999 to RMB 55,231 million (US$6,673 million) for the year ended December 31, 2000.

  Exploration and Production

      Sales and Other Operating Revenue. Sales and other operating revenue increased 55.1% from RMB 110,190 million for the year ended December 31, 1999 to RMB 170,928 million (US$20,650 million) for the year ended December 31, 2000. This increase was due primarily to a 61.3% increase in our average realized selling price of crude oil (excluding condensate) from RMB 139.7 (US$16.9) per barrel for the year ended December 31, 1999 to RMB 225.3 (US$27.2) per barrel for the year ended December 31, 2000.

      Intersegment sales increased 61.6% from RMB 75,047 million for the year ended December 31, 1999 to RMB 121,265 million (US$14,650 million) for the year ended December 31, 2000. This increase was due primarily to an increase in the average realized selling price of crude oil sold to our other business segments.

      Sales of crude oil to Sinopec increased 42.4% from RMB 22,217 million for the year ended December 31, 1999 to RMB 31,637 million (US$3,822 million) for the year ended December 31, 2000, primarily due to an increase in the average realized selling price of crude oil sold to Sinopec.

      Operating Expenses. Operating expenses increased 27.8% from RMB 59,295 million for the year ended December 31, 1999 to RMB 75,784 million (US$9,156 million) for the year ended December 31, 2000. This increase was due primarily to an increase of RMB 8,341 million in depreciation, depletion and amortization, resulting from an increase in fixed assets and the effect of revaluation of our assets on June 30, 1999, an increase of RMB 2,694 million in expenses relating to workforce reduction and an increase of RMB 2,025 million in salary and certain benefit expenses. Such benefit expenses were calculated at actual direct costs prior to November 5, 1999. Since November 5, 1999, CNPC has provided such services to us at prices contemplated by the Comprehensive Products and Services Agreement entered into between CNPC and us.

      Income From Operations. Income from operations increased 86.9% from RMB 50,895 million for the year ended December 31, 1999 to RMB 95,143 million (US$11,494 million) for the year ended December 31, 2000.

  Refining and Marketing

      Sales and Other Operating Revenue. Sales and other operating revenue increased 37.1% from RMB 117,562 million for the year ended December 31, 1999 to RMB 161,148 million (US$19,468 million) for the year ended December 31, 2000. This increase resulted primarily from increases in the average realized prices for refined products.

      Intersegment sales increased 3.3% from RMB 7,917 million for the year ended December 31, 1999 to RMB 8,176 million (US$988 million) for the year ended December 31, 2000. This increase was due primarily to increases in the average realized prices for refined products sold to our other segments.

      Sales of refined products to Sinopec decreased 62.4% from RMB 13,165 million for the year ended December 31, 1999 to RMB 4,950 million (US$598 million) for the year ended December 31, 2000. This decrease was due primarily to an expansion of our refined product retail marketing network in 2000 resulting in a decrease in the sales of our refined products to Sinopec as a percentage of our total refined products sold in 2000. We expect sales to Sinopec to continue to decline in future periods as a percentage of our total sales of refined products as we continue to expand our retail marketing network.

      Operating Expenses. Operating expenses increased 43.9% from RMB 118,049 million for the year ended December 31, 1999 to RMB 169,890 million (US$20,525 million) for the year ended December 31, 2000. This increase was due primarily to increases in purchases, services and other expenses, selling, general and administrative expenses, employee compensation costs and expenses relating to our workforce reduction and the shutting down of inefficient refining units and facilities. Purchases, services and other expenses increased by RMB 44,758 million primarily as a result of an increase in the prices of crude oil purchased by us and an increase in the volume of crude oil we processed in 2000. Selling, general and administrative expenses increased by 2,010 million as a result of an increase in selling expenses related to the establishment of additional sales branches and an increase in bad debt reserves. Employee compensation costs increased by RMB 1,938 million primarily as a result of an increase in salary and certain benefit expenses. Such benefit expenses were calculated at actual direct costs prior to November 5, 1999. Since November 5, 1999, CNPC has provided such services to us at prices contemplated by the Comprehensive Products and Services Agreement entered into between CNPC and us. Expenses relating to our workforce reduction and the shutting down of inefficient refining units and facilities were RMB 1,918 million for the year ended December 31, 2000.

      Income (Loss) From Operations. Loss from operations increased 1,695.1% from a loss of RMB 487 million for the year ended December 31, 1999 to a loss of RMB 8,742 million (US$1,056 million) for the year ended December 31, 2000. This increase was due primarily to a significant increase in international crude oil prices in 2000 while the retail median prices for gasoline and diesel set by the State Development Planning Commission did not reflect the international gasoline and diesel prices until July 2000.

  Chemicals

      Sales and Other Operating Revenue. Sales and other operating revenue increased 31.3% from RMB 25,417 million for the year ended December 31, 1999 to RMB 33,364 million (US$4,031 million) for the year ended December 31, 2000. This increase was due primarily to increases in sales volume as well as increases in the prices of our principal chemical products. Because the PRC government intensified its anti-smuggling efforts, the effects of smuggling on our overall sales of chemical products diminished in 2000.

      Operating Expenses. Operating expenses increased 22.8% from RMB 27,120 million for the year ended December 31, 1999 to RMB 33,293 million (US$4,022 million) for the year ended December 31, 2000. This increase resulted primarily from an increase of RMB 4,589 million in purchases, services and other expenses and an increase of RMB 1,011 million in depreciation, depletion and amortization, partially offset by a decrease of RMB 1,908 in other costs.

      Income From Operations. Income from operations increased 104.1% from a loss of RMB 1,704 million for the year ended December 31, 1999 to a gain of RMB 70 million (US$8 million) for the year ended December 31, 2000.

  Natural Gas

      Sales and Other Operating Revenue. Sales and other operating revenue increased 19.8% from RMB 5,977 million for the year ended December 31, 1999 to RMB 7,163 million (US$865 million) for the year ended December 31, 2000. This increase was due primarily to an increase in our overall sales volume and an increase in our sales volume to customers not subject to the guidance supply plan in 2000.

      Operating Expenses. Operating expenses increased 11.8% from RMB 6,392 million for the year ended December 31, 1999 to RMB 7,149 million (US$864 million) for the year ended

December 31, 2000. This increase was due primarily to an increase of RMB 502 million in purchases, services and other expenses as a result of increased sales volume and an increase of RMB 121 million in depreciation, depletion and amortization.

      Income From Operations. Income from operations increased 103.4% from a loss of RMB 415 million for the year ended December 31, 1999 to a gain of RMB 14 million (US$2 million) for the year ended December 31, 2000.

Liquidity and Capital Resources

      Our primary sources of funding are cash provided by operating activities, short-term and long-term borrowings, cash and cash equivalents. Historically, our primary uses of funds were for capital expenditures, repayment of short-term and long-term borrowings and distributions of dividends to shareholders. Our payments to CNPC are limited to dividends and payments for services provided to us by CNPC. In the year ended December 31, 2001, we distributed as dividends 45% of our reported net income. We expect that we will continue to distribute as dividends approximately 40% to 50% of our reported net income for all years. See “Item 8 Financial Information — Dividend Policy” for a discussion of factors which may affect the determination by our board of directors of the appropriate level of dividends.

      In accordance with the restructuring agreement we entered into with CNPC in connection with the restructuring of the CNPC group, we distributed RMB 2,640 million to CNPC in June 2000 in respect of our net income during the period from October 1, 1999 to November 4, 1999. We do not believe that this distribution will have a material impact on our liquidity or our ability to fund planned capital expenditures. This distribution was made in respect of a period prior to our formation and was therefore not determined in accordance with our dividend policy as described in “Item 8 — Financial Information — Dividend Policy”.

      In the year ended December 31, 2001, we reduced our workforce by 19,800 employees. We had provided for expenses in the aggregate amount of RMB 1,035 million in the year ended December 31, 2000 for the reduction of 13,900 employees and incurred expenses in the aggregate amount of RMB 478 million in the year ended December 31, 2001 in connection with the reduction of additional 5,900 employees. We believe that our workforce reduction will have a positive effect on our financial condition and results of operations in the long run.

      We finance a significant portion of our business operations with short-term borrowings, including short-term debt obtained from the PRC State-owned banks. As of December 31, 2001, short-term debt comprised approximately 6% of our capital employed as compared to approximately 12% as of December 31, 2000. Our ability to obtain adequate financing to satisfy our capital expenditure and debt servicing requirements may be limited by our financial condition and our results of operations and the liquidity of international and domestic capital markets. Prior to accessing international capital markets, we must obtain approval from various PRC government authorities. In general, we must obtain PRC government approval for any project involving significant capital investment for our refining and marketing, chemicals and marketing and natural gas and pipeline segments. For a more detailed discussion of factors which may affect our ability to satisfy our financing requirements, see “Item 3 — Key Information — Risk Factors”.

      We plan to fund the capital and related expenditures described in this annual report principally through cash provided by operating activities, short-term and long-term debt and cash and cash equivalents. Net cash provided by operating activities in the year ended December 31, 2001 was RMB 84,492 million. As of December 31, 2001, we had cash and cash equivalents of RMB 11,117 million. While each of the projects described in this annual report for which significant capital expenditures will be required is important to our future development, we do not believe that the failure to implement any one of these projects would have a material adverse impact on our financial condition or results of operations. If the price of crude oil undergoes a steep decline in the future, it is likely that we would delay or reduce the scale of the capital expenditures for our exploration and development segment.

      In our management’s opinion, our working capital is sufficient for our present requirements.

      We currently do not have any outstanding options, warrants or other rights for any persons to require us to issue any common stock at a price below its market value. We do not currently intend to issue any such rights or to otherwise issue any common stock for a price below its market value.

      In addition, we did not have for the year ended December 31, 2001, and do not currently have, any transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially liquidity or the availability of or requirements for our capital resources.

      The table below sets forth our cash flows for each of the three years ended December 31, 1998, 1999 and 2000 and our cash equivalents at the end of each period.

	Year ended December 31,

	1999		2000	2001

	(RMB millions)
Net cash provided by operating activities	54,053		104,169	84,492
Net cash used for investing activities	(40,418	) (1)	(60,401)	(61,624)
Net cash provided by (used for) financing activities	(10,896	) (1)	(43,556)	(29,811)
Cash and cash equivalents at the end of period	17,848		18,060	11,117

(1)	Includes capital expenditures for assets retained by CNPC and contributions from CNPC for assets retained by CNPC of RMB 111 million in 1999.

      Our cash and cash equivalents increased by RMB 212 million (US$26 million) from RMB 17,848 million as of December 31, 1999 to RMB 18,060 million as of December 31, 2000, decreased by RMB 6,943 million (US$839 million) to RMB 11,117 million (US$1,343 million) as of December 31, 2001, representing a 38.4% decrease over 2000.

Cash Provided by Operating Activities

      Our net cash provided by operating activities decreased 18.9% from RMB 104,169 million for the year ended December 31, 2000 to RMB 84,492 million (US$10,209 million) for the year ended December 31, 2001. This decrease was due primarily to decreases in the prices of crude oil, refined products and chemical products, and to the increase in income tax payments made in 2001. However, as we continue to adopt the centralized management of debts and capital, we have achieved a continuous decrease in interest payment and hence a reduction in cash outflow.

      We had a working capital deficit of RMB 12,967 million as of December 31, 2000 and RMB 2,336 million (US$282 million) as of December 31, 2001. The primary cause of these deficits was the fact that we have typically taken advantage of significantly lower interest rates on short-term debt and financed long-term projects with short-term debt. Interest rates on short-term debt in China have generally been approximately 0.4% or 0.7% lower than those on long-term debt. In 2001, we repaid a portion of our short-term liabilities with our internally generated cash flow in 2001, thereby reducing our working capital deficit. In order to ensure that the profile of our liabilities better matches the long-term nature of our assets, we intend to continue to extend the maturity profile of our debt by replacing short-term debt at maturity with long-term debt in the form of domestic bank loans or domestic bonds. As of December 31, 2001, we had undrawn credit facilities in an aggregate amount of approximately RMB 40,400 million from Bank of China, Industrial and Commercial Bank of China, China Construction Bank and China

Petroleum Finance Company Limited, a subsidiary of CNPC and a non-bank financial institution approved by the People’s Bank of China. On August 24, 2001, Bank of China signed a credit facility agreement with us to provide us with a standby credit facility of RMB 20,000 million. We can draw down a majority portion of the funds available under this credit facility in the form of medium- or long-term loans. We intend to use the funds available under this credit facility to repay a significant portion of our short-term debts. We expect to use the balance of the available funds to rollover or refinance our remaining short-term debts.

      In August 1999, we began the implementation of a centralized cash management system on a trial basis at our headquarters. In January 2000, most of our subsidiaries and branches began implementing this system. This system has the following principal components:

•	requiring our subsidiaries and branches to remit their sales revenues to bank accounts designated by our headquarters;

•	utilizing excess bank deposits to reduce bank borrowings; and

•	centralizing and simplifying internal clearing and settlement procedures.

      The implementation of this centralized cash management system has resulted in the inter-segment accounts receivable collection cycle being shortened by three to four days on average.

      Our notes and other receivables include notes receivable from customers. Other receivables represent advances to employees, non-trade related receivables from other companies, and receivables from government agencies. Allowance for doubtful accounts were primarily related to other receivables which we estimated to be uncollectible. Our notes receivable do not include past due customer amounts and, as a majority portion of our notes receivable are approved by banks, we do not have special arrangements with respect to extended payment terms on notes receivable.

Cash Provided by (Used for) Financing Activities

      Our net borrowings for the years ended December 31, 1999, 2000 and 2001 were as follows:

	December 31,

	1999	2000	2001

	(RMB in millions)
Short-term debt (including current portion of long-term debt)	59,959	39,076	23,111
Long-term debt	84,458	53,341	65,484
Total debt	144,417	92,417	88,595
Less:
Cash and cash equivalents	17,848	18,060	11,117
Time deposits with term exceeding three months	—	—	3,253
Receivables under resale agreements	1,487	5,815	11,505

Net debt	125,082	68,542	62,720

      See Note 20 to our consolidated financial statements for information regarding the maturity profile of debt, currency and interest rate structure.

      The debts which were guaranteed by CNPC amounted to RMB 61,409 million, RMB 17,712 million and RMB 1,697 million for the three years ended December 31, 1999, 2000 and 2001, respectively. As of December 31, 2000, we had repaid all short-term debts guaranteed by CNPC. CNPC and ourselves have undertaken to the Hong Kong Stock Exchange that we will continue to, on a best endeavor basis, approach each lender with respect to these guaranteed debts with a view toward obtaining the unconditional release of such guarantees.

      Of the total debts outstanding as of December 31, 2001, approximately 39.6% were fixed-rate loans and 60.4% were floating-rate loans. Of the total debts outstanding as of December 31, 2001, approximately 79.5% were denominated in Renminbi, approximately 17.0% were denominated in the U.S. dollar and approximately 3.5% were denominated in other major foreign currencies.

      The amount of short-term debts owed to related parties as of December 31, 1999, 2000 and 2001 were RMB 15,544 million, RMB 14,269 million and RMB 1,268 million, respectively. The amount of long-term debts owed to related parties as of December 31, 1999, 2000 and 2001 were RMB 10,481 million, RMB 9,652 million and RMB 20,753, respectively.

      Our debts included short-term and long-term debts owed to China Petroleum Finance Company Limited of RMB 25,683 million, RMB 23,896 million and RMB 22,021 million as of December 31, 1999, 2000 and 2001, respectively. These debts were unsecured with interest bearing at below the prime rate as published by the People’s Bank of China. We also maintain a significant portion of our deposits at China Petroleum Finance Company Limited.

      Our net cash used for financing activities for the year ended December 31, 2001 decreased 31.6% over the year ended December 31, 2000. This decrease primarily resulted from the following:

•	a decrease in the repayment of long-term loans, leading to a decrease of RMB 71,773 million in cash outflow;

•	a distribution of RMB 2,640 million was made to CNPC in 2000 whereas no such distribution was made in 2001; and

•	a decrease in the repayment of short-term loans, leading to a decrease of RMB 2,597 million in cash outflow.

      Such decrease was offset by the following:

•	a decrease in new short-term and long-term loans, leading to a decrease of RMB 26,166 million in cash inflow;

•	new shares were issued in 2000 whereas no new shares were issued in 2001, leading to a decrease of RMB 20,336 million in cash inflow in the year ended December 31, 2001; and

•	an increase in the distribution of dividends leading to an increase of RMB 16,318 million in cash outflow.

      Our net cash used for financing activities for the year ended December 31, 2000 increased 299.7% over the year ended December 31, 1999. This increase primarily resulted from the following:

•	an increase of RMB 31,182 million in repayment of long-term borrowings;

•	a decrease of RMB 27,030 million in additional short-term borrowings;

•	a RMB 2,640 million in net distribution to CNPC in 2000 as compared to a RMB 14,267 million in net contribution from CNPC in 1999; and

•	a RMB 10,381 million interim dividend to our shareholders.

      This increase was partially offset by:

•	a RMB 20,336 million in cash proceeds from issue of H shares; and

•	an increase of RMB 10,857 million in additional long-term borrowings.

      As at December 31, 2001, our loans of RMB 284 million were secured loans (including financing leases and bank loans), of which RMB 58 million in banks loans were secured by our plants and equipment in the aggregate value of RMB 111 million. We consider financing leases as secured debts. As at December 31, 2001, the debts incurred by us by way of financing leases amounted to RMB 226 million. The net book value of the properties, plant and equipment under financing leases was RMB 428 million.

Long-Term Contractual Obligations and Other Commercial Commitments

      The tables below set forth certain information in connection with our long-term contractual obligations and other commercial commitments outstanding at December 31, 2001.

	Payments due by period

		Less than	1-2	3-5	After 5
Contractual obligations	Total	1 year	years	years	years

	(in RMB millions)
Long-term debt	70,417	5,055	6,131	43,854	15,377
Capital lease obligations	226	104	66	56	—
Operating leases	97,606	2,421	2,139	6,253	86,793
Total contractual cash obligations	168,249	7,580	8,336	50,163	102,170

		Amount of commitment expiration per period
	Total
Other commercial	amounts	Less than	1-2	3-5	Over 5
commitments	committed	1 year	years	years	years

	(in RMB millions)
Lines of credit	40,400	40,400	—	—	—
Standby letters of credit	728	232	248	248	—
Guarantees	1,049	125	872	52	—
Total commercial commitments	42,177	40,757	1,120	300	—

Capital Expenditures and Investments

      Our net cash used for investing activities includes capital expenditures and investments, offset by proceeds from the sale of assets and dividends received. The table below sets forth our capital expenditures and investments (including non dry hole exploration expenses) by business segment for each of the years ended December 31, 1999, 2000 and 2001 as well as those anticipated for the year ended December 31, 2002. Actual capital expenditures and investments for periods after January 1, 2002 may differ materially from the amounts indicated below.

							2002
	1999		2000		2001		anticipated

	(RMB in		(RMB in		(RMB in		(RMB in
	millions)%		millions)%		millions)%		millions)%
Exploration and production	36,060	68.8	42,968	67.1	45,115	69.3	42,654	64.7
Refining and marketing	9,208	17.6	13,227	20.6	11,048	17.0	11,251	17.1
Chemicals and marketing	5,011	9.6	4,104	6.4	4,062	6.2	4,090	6.2
Natural gas and pipeline	1,646	3.1	3,214	5.0	4,557	7.0	7,392	11.2
Corporate and other	477	0.9	563	0.9	321	0.5	513	0.8

Total	52,402	100.0	64,076	100.0	65,103	100	65,900	100.0

      Our capital expenditures and investments increased 1.6% from RMB 64,076 million for the year ended December 31, 2000 to RMB 65,103 million for the year ended December 31, 2001. This increase was due primarily to an increase in the first stage exploration expenses for natural gas developments, increased efforts in ensuring safety, environmental protection and upgrading of existing oilfields, and increases in capital expenditures resulting from the commencement of the experimental phase of the West to East natural gas pipeline project. Taking into account the exclusion of the investments relating to the non dry hole exploration expenses, our capital expenditures for the years ended 1999, 2000 and 2001 would have been RMB 49,220 million, RMB 59,762 million and RMB 61,181 million (US$7,392 million), respectively.

      As of December 31, 2001, the capital expenditures contracted for at the balance sheet date but not recognized in our consolidated financial statements were RMB 682 million (US$82 million).

  Exploration & Production

      A majority of our capital expenditures and investments relate to our exploration and production segment. Our capital expenditures and investments for the year ended December 31, 2001 totaled RMB 45,115 million (US$5,451 million), including RMB 10,146 million for exploration activities and RMB 29,444 million for development activities. Our capital expenditures and investments for the year ended December 31, 2000 totaled RMB 42,968 million, including RMB 10,856 million for exploration activities and RMB 27,765 million for development activities. This increase in our capital expenditures from the year ended December 31, 2000 to the year ended December 31, 2001 was due primarily to increases in the first stage exploration expenses for natural gas developments, increased efforts in ensuring safety, environmental protection and upgrading of existing oilfields, and increases in reserves and output. Taking into account the exclusion of the investments relating to the non-dry hole exploration expenses, the capital expenditures of our exploration and production segment for the years ended December 31, 1999, 2000 and 2001 would have been RMB 32,878 million, RMB 38,654 million and RMB 41,193 million (US$4,977 million), respectively.

      Our anticipated capital expenditures and investments for our exploration and production segment for the year ended December 31, 2002 amount to RMB 42,654 million. Approximately RMB 6,337 million is expected to be used for exploration activities and approximately RMB 32,300 million for development activities. We plan to focus our natural gas exploration efforts in the Tarim basin and our crude oil exploration efforts in the Erdos, Junggar and Songliao basins.

  Refining and Marketing

      Our capital expenditures and investments for our refining and marketing segment for each of the three years ended December 31, 1999, 2000 and 2001 were RMB 9,208 million, RMB 13,227 million and RMB 11,048 million (US$1,335 million), respectively. The decrease in capital expenditures in this segment from the year ended December 31, 2000 to the year ended December 31, 2001 was due primarily to the relative decrease of capital expenditures in expanding the retail network of refined products in 2001 and the transfer of our pipeline operations from our refining and marketing segment to our natural gas and pipeline segment in 2001.

      Our anticipated capital expenditures and investments for our refining and marketing segment for the year ended December 31, 2002 amount to RMB 11,251 million, which include:

•	approximately RMB 6,300 million for the construction and expansion of refining facilities, including the expansion of our annual primary distillation capacity at Dalian Petrochemical and the improvement of refining facilities at Daqing Petrochemical; and

•	approximately RMB 4,951 million for the construction of service stations and storage facilities.

  Chemicals and Marketing

      Our capital expenditures and investments for our chemicals and marketing segment, excluding capital expenditures for assets retained by CNPC, for each of the three years ended December 31, 1999, 2000 and 2001 were RMB 5,011 million, RMB 4,104 million and RMB 4,062 million (US$491 million), respectively. In the five years ended December 31, 2001, we have significantly decreased our capital expenditures and investments in our chemicals and marketing segment as we moved to a more rigorous return-based evaluation system for our capital expenditures and investments, which led to a stricter control over and a decrease in capital expenditure for the chemicals and marketing segment.

      Our anticipated capital expenditures and investments for our chemicals and marketing segment for the year ended December 31, 2002 amount to RMB 4,090 million, which include the capital expenditures and investments for expanding the capacity and transforming the Daqing Petrochemical’s ethylene installations.

  Natural Gas and Pipeline

      Our capital expenditures and investments for our natural gas and pipeline segment for each of the three years ended December 31, 1999, 2000 and 2001 were RMB 1,646 million, RMB 3,214 million and RMB 4,557 million (US$551 million). The increase in our capital expenditures in this segment from the year ended December 31, 2000 to the year ended December 31, 2001 was due primarily to the substantial progress made in the initial preparation phase for the West to East natural gas pipeline project, and an increase in capital expenditures resulting from the commencement of the experimental phase of the West to East natural gas pipeline project. In addition, the capital expenditures and investments for our pipeline operations, which were transferred from our refining and marketing segment to our natural gas and pipeline segment in 2001, were RMB 618 million (US$75 million) for the year ended December 31, 2000. Taking into account the inclusion of the pipeline operations in this segment in 2000, the capital expenditures and investments of our natural gas and pipeline segment would have increased from RMB 3,832 million for the year ended December 31, 2000 to RMB 4,557 million for the year ended December 31, 2001.

      Our anticipated capital expenditures and investments for our natural gas and pipeline segment for the year ended December 31, 2002 amount to RMB 7,392 million (US$893 million). Of this amount, approximately RMB 6,051 million is expected to be invested in the West to East natural gas pipeline project and the Zhong County to Wuhan and Qinghai to Lanzhou natural gas pipelines. We currently expect to invest approximately RMB 508 million in natural gas storage infrastructure projects and other natural gas pipelines, and approximately RMB 833 million will be invested in the pipelines for the transmission of crude oil and refined products. See “Item 4 — Information on the Company — Natural Gas and Pipeline — Expansion of Our Natural Gas Transmission and Marketing Business” for a more detailed discussion of the expansion plans of our natural gas segment.

  Corporate and Other

      Our non-segment-specific capital expenditures and investments for each of the three years ended December 31, 1999, 2000 and 2001 were RMB 477 million, RMB 563 million and RMB 321 million (US$39 million), respectively. Our non segment-specific capital expenditures and investments related primarily to purchase of non-segment-specific equipment and research and development activities.

      Our anticipated non-segment-specific capital expenditures and investments for the year ended December 31, 2002 amount to RMB 513 million. These planned capital expenditures and investments relate primarily to the construction of water and electricity supply systems, roads and telecommunication systems which will also benefit our other segments. Prior to the incorporation of PetroChina, we allocated similar capital expenditures and investments directly to specific business segments. Consistent with our move towards a return-based business strategy, we have adopted more stringent return criteria for determining segment-specific capital expenditure plans. In order to better assess the return on capital expenditures and investments in each individual business segment, we have decided to bear at our headquarter level the cost of expenditures and investments which benefit multiple business segments. As a result, our non segment-specific capital expenditures and investments are expected to continue to increase for the period from 2002 to 2004, as compared to historical levels.

      Our anticipated non segment-specific capital expenditures and investments for the year ended December 31, 2002 include:

•	approximately RMB 350 million for the construction of water and electricity supply systems, roads and telecommunication systems;

•	approximately RMB 30 million for purchase of equipment and other capital expenditures and investments required by our non segment-specific research and development; and

•	approximately RMB 100 million for the improvement of our information technology systems.

Research and Development

      We have a research and development department, directly under which there are two research institutions. Except for our subsidiaries and branch companies in our marketing operation, each of our subsidiaries and branch companies has its own research and development department and technology centers. Our research and development department is responsible for coordinating research and development activities conducted by the research institutions and the relevant departments and technology centers of our subsidiaries and branch companies. These departments and technology centers of our subsidiaries and branch companies focus on developing specific technology for their respective subsidiaries or branch companies independently or in cooperation with our research and development department. As of December 31, 2001, we had 22,188 employees engaged in research and development functions.

      In each of the three years ended December 31, 1999, 2000 and 2001, our total expenditures for research and development were approximately RMB 1,023 million, RMB 1,751 million and RMB 1,896 million (US$229 million), respectively.

Exploration and Production

      China’s major oil and gas fields are characterized by a broad range of geological conditions, and a majority of China’s oil and gas fields are in sedimentary basins with continental formation. We have developed effective exploration and production techniques and methods that are suitable for these geological conditions. Our research and development efforts with respect to our exploration and production business focus on:

•	geological structures of crude oil and natural gas reserves;

•	oil and gas exploration and development;

•	oil and gas production and pipeline transportation; and

•	monitoring of the environment.

Refining and Marketing

      Our refining technology centers carry out research and development regarding new products and improvements to manufacturing processes, particularly through the evaluation of catalysts. Our research and development efforts in respect of our refining business focus on:

•	research and development of advanced refining techniques;

•	the implementation of new refining technologies; and

•	research and development of catalysts and additives.

Chemicals

      We attempt to ensure that our chemical products are competitive through research and development in the application of new products, new technologies and new techniques. We have concentrated our research and development efforts in the areas of applications and products in order to increase our competitiveness in the market. Currently, we are in the process of establishing four research and development centers in Daqing, Liaoyang, Lanzhou and Jilin.

Trend Information

      See “— General — Critical Accounting Policies” and “— General — Factors Affecting Results of Operations”.

Other Information

Inflation

      Inflation or deflation has not had a significant impact on our results of operations in recent years.

Non-Exchange Traded Contracts

      We did not engage for the year ended December 31, 2001, and do not currently engage, to a material extent, in any trading activities involving commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitates the use of fair value estimation techniques.

Related Party Transactions

      For a discussion of related party transactions, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” and Note 30 to our consolidated financial statements.

US GAAP Reconciliation

      We prepared our consolidated financial statements in accordance with IAS. This basis of accounting may differ from US GAAP. Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

      A summary of the principal differences and additional disclosures applicable to us is set out below:

          (a) Revaluation of property, plant and equipment

As described in Note 16 to our consolidated financial statements, the property, plant and equipment, excluding oil and gas reserves, transferred to us by CNPC were appraised as of June 30, 1999, as required by the relevant PRC regulations, by China Enterprise Appraisal, a firm of independent valuers registered in the PRC. The revaluation of the property, plant and equipment transferred resulted in RMB 80,549 million in excess of the prior carrying value and a revaluation loss of RMB 1,122 million on certain property, plant and equipment items. The depreciation charge on the revaluation surplus from July 1, 1999 to December 31, 1999 was RMB 4,275 million, from January 1, 2000 to December 31, 2000 was RMB 8,483 million and from January 1, 2001 to December 31, 2001 was 8,305 million (US$1,004 million).

For purposes of reconciling to the US GAAP financial data, the effect of the revaluation and the related depreciation charges is reversed. A deferred tax asset relating to the reversal of the revaluation effect is established, together with a corresponding increase in the shareholders’ equity. Under a special approval granted by the Ministry of Finance, the effect of the revaluation will be available as additional depreciation base for purposes of determining taxable income.

          (b) Related party transactions

We have disclosed in Note 29 to our consolidated financial statements transactions with significant customers and in Notes 13, 15, 19, 20 and 30 to our consolidated financial statements transactions and balances with our parent, CNPC, and related companies. CNPC is owned by the PRC government, which also owns a significant portion of the productive assets in the PRC. IAS exempts state controlled enterprises from disclosing transactions with other state controlled enterprises. IAS also excludes from related parties government departments and agencies to the extent that such dealings are in the normal course of business. US GAAP contains no similar exemptions but requires disclosure of material related party transactions. We believe that it has provided meaningful disclosures of related party transactions through the major customer disclosures in Note 29 to our consolidated financial statements and the transactions with CNPC disclosed in Note 30 to our consolidated financial statements. Although the majority of our activities are with PRC government authorities and affiliates and other state controlled enterprises, none individually constitutes a major customer or supplier other than those disclosed.

          (c) One-time remedial payments for staff housing

As disclosed in Note 4 to our consolidated financial statements, our certain employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards are to be reimbursed for such differentials. These one-time remedial payments are to be borne by CNPC. Under IAS, such direct payments to employees or reimbursements will not be recorded in our consolidated income statement. US GAAP contains no such exemption but requires this principal shareholder’s action on behalf of the Company to be recorded in the consolidated income statement. To the extent that a reliable estimate can be established for such one-time remedial housing payments, the amount will be reflected in the consolidated income statement for purposes of reconciling to the US GAAP financial data.

          (d) Recent accounting pronouncements

          International Accounting Standards (“IAS”)

The International Accounting Standards Committee (“IASC”) has issued IAS 41 “Agriculture”, effective for financial statements covering periods beginning on or after January 1, 2003. We do not engage in agricultural activity, therefore IAS 41 is not currently applicable to us.

IASC’s Standing Interpretations Committee (“SIC”) has recently issued SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”, SIC-28 “Business Combinations — “Date of Exchange” and Fair Value of Equity Instruments”, SIC-29 “Disclosure-Service Concession Arrangements”, and SIC-31 “Revenue-Barter Transactions Involving Advertising Services”, effective December 31, 2001, SIC-30 “Reporting Currency-Translation from Measurement Currency to Presentation Currency” and SIC-33 “Consolidation and Equity Method-Potential Voting Rights and Allocation of Ownership Interests”, effective for annual financial periods beginning on or after January 1, 2002, and SIC-32 “Intangible Assets-Web Site Costs”, effective March 25, 2002. We have implemented SIC-27 on December 31, 2001 and the adoption of this new SIC-27 does not have a material impact on our financial position or results of operations. SIC-28, SIC-29, SIC-30, SIC-31, SIC-32 and SIC-33 are not currently applicable to us.

          US accounting pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (FAS 141), “Business Combinations” and Statement of Financial Accounting Standards No. 142 (FAS 142), “Goodwill and Other intangible Assets”. FAS 141 addresses financial accounting and reporting for business combinations and requires that all business combinations in the scope of this statement are to be accounted for using one method, the purchase method. The provisions of FAS 141 apply to all business combinations initiated after June 30, 2001. FAS 142 addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon their acquisition, and how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of FAS 142 are effective for fiscal years beginning after December 15, 2001. We expect that the adoption of FAS 141 and FAS 142 will not have a material impact on our financial position or results of operations.

In August 2001, FASB issued Statement of Financial Accounting Standards No. 143 (FAS 143), “Accounting for Asset Retirement Obligations”. FAS 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. FAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We expect that the adoption of FAS 143 will have a material impact on our financial position or results of operations.

In October 2001, FASB issued Statement of Financial Accounting standards No. 144 (FAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets”. FAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. FAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. We expect that the adoption of FAS 144 will not have a material impact on our financial position or results of operations.

      The effect of IAS and US GAAP is discussed further in Note 33 to our financial statements included elsewhere in this annual report.

Information Technology Systems

      Our information technology systems were largely developed for use by individual departments, subsidiaries, branches, plants or oilfields on a stand-alone basis and are in need of further development. As a result, our information technology system lacked integrated application sub-systems to process and control different categories of financial and operating data.

      In order to establish advanced information technology systems, we retained PricewaterhouseCoopers Consultants (Shanghai) Limited, an affiliate of PricewaterhouseCoopers, our independent accountants, to assist us in formulating our information technology system strategic plan. This strategic plan covers development strategies in the areas of the construction of our information technology infrastructure and professional application system, enterprise resource planning and the establishment of our electronic business system.

      In June 2000, we began to use our new financial information management system after the satisfactory evaluation of this system by independent system experts. The implementation of this system is to improve the level of integration of our information technology systems to ensure the timeliness, completeness and reliability of our consolidated financial and operating data. The implementation of this new financial information system has assisted us:

•	to implement stricter internal control processes, and to ensure the timeliness, completeness, and reliability of financial data on an IAS basis; and

•	to produce relevant key performance indicator data, to give our management timely access to financial and non-financial information, and to improve our information sharing level.

      On June 12, 2001, we established a joint venture with CNPC, Hutchison Whampoa Limited and other investors which primarily operates a business to business online trading platform for oil and gas products. The total registered capital of this joint venture is US$15 million. We, CNPC and Hutchison Whampoa Limited each owns a 44%, 26% and 26% interest in this joint venture, respectively. The joint venture’s e-commerce website “www.energyahead.com” was launched on July 6, 2001 and offers a neutral and collaborative transaction platform that is intended to serve PRC and international petrochemical enterprises.

Environmental Expenses and Capital Expenditures

      We paid pollutant discharge fees of approximately RMB 124.5 million, RMB 84.5 million and RMB 112.7 million (US$13.6 million), respectively, in 1999, 2000 and 2001. Our capital expenditures on environmental programs in 1999, 2000 and 2001 were approximately RMB 955 million, RMB 1,151 million and RMB 1,205 million (US$146 million), respectively. There were no material environmental liabilities accrued as of December 31, 2001.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors, Senior Management and Supervisors

      Our board of directors consists of thirteen directors, three of whom are independent non-executive directors. The directors are elected at a meeting of our shareholders for a term of three years, renewable upon re-election and re-appointment. The functions and duties conferred on the board of directors include:

•	convening shareholders’ meetings and reporting its work to the shareholders’ meetings;

•	implementing the resolutions of the shareholders’ meetings;

•	determining our business plans and investment plans;

•	formulating our annual budget and final accounts;

•	formulating our proposals for dividend and bonus distributions and for the increase or reduction of capital; and

•	exercising other powers, functions and duties as conferred by our articles of association.

      Six of the directors are currently affiliated with CNPC or an affiliate of CNPC. Three of the remaining directors resigned their affiliation with CNPC as of November 5, 1999 in connection with their appointments to executive positions at PetroChina.

      Mr. Jiang Jinchu, one of our directors elected on October 28, 1999, resigned from his directorship effective from June 8, 2001. We have appointed Mr. Chen Geng as an additional director. This appointment was approved by our shareholders at the annual general meeting on June 8, 2001. Mr. Shou Xuancheng resigned as the secretary of the board of directors effective from November 26, 2001. We appointed Mr. Li Huaiqi as the secretary of the board of directors effective from November 26, 2001.

      The PRC Company Law requires a joint stock company with limited liability to establish a supervisory committee. This requirement is reflected in our articles of association. The supervisory committee is responsible for monitoring our financial matters and overseeing the actions of our board of directors and our management personnel. The supervisory committee consists of seven supervisors, six of whom are elected, including four shareholders representatives and two independent supervisors, and may be removed, by the shareholders in a general meeting and one of whom is an employees’ representative who is elected by our staff, and may be removed, by our staff. Three of our supervisors are affiliated with CNPC. The term of office of our supervisors is three years, renewable upon re-election and re-appointment. An elected supervisor cannot concurrently hold the position of a director, manager or financial controller. The functions and powers conferred on the supervisory committee include:

•	attending board meetings;

•	examining our financial affairs;

•	examining balance sheets, profit and loss accounts, business reports, dividend distribution proposals and other financial information proposed at shareholders’ general meetings by the directors from time to time; and

•	overseeing the actions of our board of directors and our senior management personnel in carrying out their duties.

      In the event that any action of our directors adversely affects our interests, supervisors shall confer with or initiate legal proceedings against such directors on our behalf. A resolution proposed at any meeting of the supervisory committee shall be adopted only if it is approved by two-thirds or more of our supervisors.

      The following table sets forth certain information concerning our directors, supervisors and executive officers.

Name	Age	Position	Date of election(1)

Ma Fucai	55	Chairman of the board of directors	November 5, 1999
Yan Sanzhong	60	Vice Chairman of the board of directors	November 5, 1999
Huang Yan	60	Vice Chairman of the board of directors and President	November 5, 1999
Wu Yaowen	58	Director	November 5, 1999
Ren Chuanjun	57	Director and Senior Vice President	November 5, 1999
Chen Geng	55	Director	June 8, 2001
Zheng Hu	55	Director	June 30, 2000
Gong Huazhang	55	Director	November 5, 1999
Wang Fucheng	52	Director and Vice President	June 30, 2000
Zou Haifeng	55	Director	November 5, 1999
Chee-Chen Tung	59	Independent non-executive director	November 5, 1999
Wu Jinglian	72	Independent non-executive director	November 5, 1999
Franco Bernabè	53	Independent non-executive director	June 30, 2000
Li Huaiqi	52	Secretary to the board of directors
Su Shulin	39	Vice President
Wang Guoliang	49	Chief Financial Officer
Shi Xingquan	59	Vice President in charge of natural gas and pipeline
Liu Baohe	55	Vice President in charge of exploration and production
Lin Qingshan	57	Vice President in charge of refining and marketing
Zhang Xinzhi	57	Vice President in charge of chemicals and marketing
Shen Pingping	61	Vice President
Jia Chengzao	53	Chief Geologist
Li Kecheng	58	Chairman of Supervisory Committee
Lin Jingao	57	Supervisor
Chen Weizhong	57	Supervisor
Bai Xinhe	58	Supervisor
Sun Chongren	51	Supervisor
Liu Hongru	71	Independent supervisor
Wu Zhipan	45	Independent supervisor

(1)	For directors only.

Directors

      Ma Fucai, aged 55, is Chairman of the board of directors of PetroChina. Mr. Ma is also President of CNPC. Mr. Ma is a senior engineer. Mr. Ma graduated from Beijing Petroleum Institute and has over 30 years’ experience in China’s oil and gas industry. From February 1990 to December 1996, Mr. Ma worked as a Deputy Director, Standing Deputy Director and Director of Shengli Petroleum Administration Bureau, a subsidiary of CNPC. He worked as an Assistant President of CNPC from November 1996 to December 1996 and Vice President of CNPC from December 1996 to April 1998 as well as Director of Daqing Petroleum Administration Bureau from June 1997 to November 1998. Mr. Ma has been President of CNPC since April 1998 and Chairman of the board of directors of PetroChina since November 5, 1999.

      Yan Sanzhong, aged 60, is a Vice Chairman of the board of directors of PetroChina. Mr. Yan is also a Vice President of CNPC. Mr. Yan is a senior engineer. Mr. Yan graduated from the Science and Technology University of China and has over 30 years’ experience in China’s oil industry and chemical industry. From 1983 to 1988, Mr. Yan was a senior executive of Lanzhou

Refinery. From 1988 to 1998, Mr. Yan worked as a Vice President of China Petrochemical Corporation. In April 1998, Mr. Yan was appointed a Deputy Director of the State Petroleum and Chemical Industry Bureau. Mr. Yan has been a Vice President of CNPC since July 1999 and a Vice Chairman of the board of directors of PetroChina since November 5, 1999.

      Huang Yan, aged 60, is a Vice Chairman of the board of directors and President of PetroChina. Mr. Huang is a senior engineer and graduated from Nanjing Industry Institute. He has over 30 years’ experience in China’s oil and gas industry. From 1984 to 1993, Mr. Huang worked as a Deputy Director and Director of Huabei Petroleum Administration Bureau. He worked as Assistant President of CNPC from 1993, and as a Vice President from 1996. He was a Vice President of the CNPC from April 1998 until November 5, 1999 when he was appointed President of PetroChina. Mr. Huang has been Vice Chairman of the board of directors of PetroChina since November 5, 1999.

      Wu Yaowen, aged 58, is a director of PetroChina. Mr. Wu is a Vice President of CNPC. Mr. Wu is a senior engineer. Mr. Wu graduated from Beijing Petroleum Institute, and has over 30 years’ experience in China’s oil and gas industry. From 1983 to 1986, Mr. Wu worked as a Vice President of the Nanhuanghai Oil Company under the Ministry of Petroleum Industry. From 1986 to 1988, Mr. Wu was the Director of Qinghai Petroleum Administration Bureau. From 1988 to 1994, Mr. Wu worked as a chief petroleum engineer of the Ministry of Energy, Head of the Energy Industry Department and Vice Director of the Preparatory Committee of the Communications and Energy Department under the State Planning Committee. He was appointed Director of International Cooperation Bureau of CNPC in May 1994, an Assistant President in March 1996 and a Vice President in December 1996. He has been a Vice President of CNPC since April 1998 and a Director of PetroChina since November 5, 1999.

      Ren Chuanjun, aged 57, is director and a Senior Vice President of PetroChina. Mr. Ren is a senior economist. Mr. Ren graduated from Hefei Industry University and has over 30 years’ experience in China’s oil and gas and chemical fibers industries. Mr. Ren became a Deputy General Manager and General Manager of China Yizheng Fiber Industrial United Corporation in 1983. From 1994, he worked as a Vice Minister of China National Textile Council as well as a Vice Chairman of the board of directors of Yizheng Fiber United Corporation and Yizheng Fiber Company Limited. Mr. Ren acted as a Vice President of CNPC from April 1998. Mr. Ren was appointed Senior Vice President and Director of PetroChina on November 5, 1999.

      Chen Geng, aged 55, is a director of PetroChina. Mr. Chen is a Vice President of CNPC. Mr. Chen is a senior economist. Mr. Chen graduated from the Faculty of Labour Economics of Beijing Economics Institute and has over 30 years’ experience in China’s oil and gas industry. From 1983 to 2001, Mr. Chen was Deputy Director of Changqing Petroleum Exploration Bureau, Deputy Director of the Labour Department under the Ministry of Petroleum Industry, Director of the Labour Bureau of CNPC, Assistant President of CNPC, Vice President of CNPC and Deputy Director of the State Petroleum and Chemical Industry Bureau. Mr. Chen is currently Vice President of the CNPC Group. He has been a Director of the Company since June 8, 2001.

      Zheng Hu, aged 55, is a director of PetroChina and a Vice President of CNPC. Mr. Zheng is a senior engineer. He graduated from the Beijing Petroleum Institute and has over 30 years’ experience in China’s oil and gas industry. From 1992 to 1999, Mr. Zheng worked as Deputy General Manager and General Manager of China Petroleum Materials and Equipment (Group) Corporation, and as Director of Personnel and Labour Department of CNPC. Mr. Zheng is currently Vice President of CNPC. He has acted as Director of PetroChina since June 30, 2000.

      Gong Huazhang, aged 55, is a director of PetroChina. Mr. Gong is General Accountant of CNPC. Mr. Gong is a senior accountant. Mr. Gong graduated from Yangzhou Business School and has over 30 years’ experience in China’s oil and gas industry. Mr. Gong worked as Chief Accountant, Deputy Director and Director of Finance Bureau of CNPC from 1991. Mr. Gong has been Director of Finance and Assets Department of CNPC since October 1998 and has been

General Accountant of CNPC since February 1999. Mr. Gong was appointed Director of PetroChina on November 5, 1999.

      Wang Fucheng, aged 52, is a director and Vice President of PetroChina. Mr. Wang is a senior economist. Mr. Wang graduated from the Shandong Teacher’s University and has over 30 years’ working experience in China’s oil and gas industry. Mr Wang has worked in the Shengli Oil Field, Zhongyuan Oil Field and Liaohe Oil Field. From 1986 to 1999, Mr Wang worked as Senior Executive of the Shengli Oil Field, Deputy Director of the Liaohe Oil Exploration Bureau, Director of the Liaohe Oil Exploration Bureau and General Manager of the Branch Office of Liaohe Oil Field. Mr Wang has been a Director of the Company since June 30, 2000 and Vice President of the Company since July 12, 2000.

      Zou Haifeng, aged 55, is a director of PetroChina. Mr. Zou is a Deputy Manager of Jilin Chemical Industrial Corporation and the Chairman of the Supervisory Committee of Jilin Chemical Industrial Company Limited. Mr. Zou is a senior engineer. Mr. Zou graduated from Northeastern Industry Institute and has nearly 30 years’ experience in the petrochemical industry. Since 1994, Mr. Zou has been a Deputy Manager of Jilin Petrochemical Group Corporation and a Director and Deputy Manager of Jilin Chemical Industrial Company Limited. Mr. Zou has been a Deputy Manager of Jilin Chemical Industrial Company Limited, a subsidiary of PetroChina since 1999 and a Director of PetroChina since November 5, 1999.

Independent Non-executive Director

      Chee-Chen Tung, aged 59, is an independent non-executive director of PetroChina. Mr. Tung is Chairman and Chief Executive Officer of Orient Overseas (International) Limited (OOIL). He was educated at the University of Liverpool, England, where he received his Bachelor of Science degree. He later acquired a Master’s degree in Mechanical Engineering at the Massachusetts Institute of Technology in the United States. Mr. Tung served as Chairman of Hong Kong Shipowner’s Association between 1993 and 1995. He currently holds the positions of Chairman of the Hong Kong General Chamber of Commerce, a Non-executive Director of Sing Tao Holdings Limited and Zhejiang Expressway Company Limited, a member of the Port Development Board, a Council member of Hong Kong Trade Development Council and an International Councillor of Center for Strategic & International Studies. Mr. Tung is also Chairman of the Hong Kong-America Center, Chairman of the Institute for Shipboard Education Foundation, Chairman of the Court and a member of the Council of the Hong Kong Polytechnic University, a member of the Board of Trustees of the University of Pittsburgh, and a member of the Board of Visitors of the School of Foreign Service, Georgetown University. Mr. Tung has acted as Independent Non-executive Director at PetroChina since November 5, 1999.

      Wu Jinglian, aged 72, is an independent non-executive director of PetroChina. Mr. Wu is a senior researcher at the Development Research Center of the State Council and a professor at the Graduate School of Chinese Academy of Social Sciences and Beijing University. Mr. Wu is a committee member of the Currency Reform Committee of the People’s Bank of China. Mr. Wu graduated from Fudan University, and was previously a Deputy Director of the Programming Office for Economic Reform of the State Council. Mr. Wu was an Honourable Doctor of the Hong Kong Baptist University and was also a visiting scholar at Yale University, a member of Appraisal Committee of St. Anthony’s College of the Oxford University, a visiting professor at the Asia-Pacific Research Center of Stanford University and a visiting researcher at the Massachusetts Institute of Technology. Mr. Wu has acted as Independent Non-executive Director of PetroChina since November 5, 1999.

      Franco Bernabè, aged 53, is an independent non-executive director of PetroChina. Mr. Bernabè is the Chairman of the Franco Bernabè Group and Vice Chairman of H3G, a mobile telephone company which owns a third generation mobile licence in Italy. He is also Chairman of Kelyan, an internet professional services company of the Franco Bernabè Group. Mr. Bernabè is a member of the board of FIAT and the TNT Post Group. He serves in the Executive Committee of Confindustria, the Italian Confederation of Industry, in the Board of the Peres Centre for Peace and in the International Board of the World Economic Forum. He also serves as a special representative of the Italian government for the reconstruction of the Balkan region. Mr. Bernabè joined ENI in 1983 to become the assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 was the Chief Executive Officer of ENI. Mr. Bernabè led the restructuring program of the ENI Group, making it one of the world’s most profitable oil companies. Between 1998 and 1999, Mr. Bernabè was the Chief Executive Officer of Telecom Italia. Prior to his joining ENI, Mr. Bernabè was the head of economic studies at FIAT. He was also a senior economist at the OECD Department of Economics and Statistics in Paris. Earlier, he was a professor of economic politics at the School of Industrial Administration, Turin University. Mr. Bernabé has acted as Independent Non-executive Director of PetroChina since June 30, 2000.

Secretary to the Board of Directors

      Li Huaiqi, aged 52, is the secretary to the board of directors of PetroChina. Mr. Li is a senior economist. He has over 30 years’ experience in China’s oil and gas industry. From 1992 to 1996, Mr. Li worked as Deputy Director of Foreign Affairs Bureau and Chairman of the Foreign Service Company of CNPC and as Director of Foreign Affairs Bureau of CNPC. In 1999, Mr. Li was appointed as Director of the International Co-operation Department (Foreign Affairs Bureau) of CNPC. Mr. Li was appointed the secretary to the board of directors of PetroChina on November 26, 2001.

Other Senior Management Personnel

      Su Shulin, aged 39, is a Vice President of PetroChina and General Manager of PetroChina Daqing Oilfield Company. Mr. Su is a senior engineer. Mr. Su graduated from Daqing Petroleum Institute and has many years’ experience in China’s oil and gas industry. Since 1996, Mr. Su had worked as a Director Assistant, Director of the First Oil and Natural Gas Development Department, a Standing Deputy Director and Director of Daqing Petroleum Administration Bureau until November 5, 1999 when he was appointed to a Vice President of PetroChina.

      Wang Guoliang, aged 49, is Chief Financial Officer of PetroChina. Mr. Wang owns a master degree and is a senior accountant. He graduated from Heilongjiang Business College. He has 20 years’ experience in China’s oil and gas industry. Mr. Wang worked as a Vice President of CNPC Finance Co. Ltd. from 1995 to 1997 and as a Deputy General Manager and General Accountant of China National Oil & Gas Exploration and Exploitation Corporation from 1998 to 1999, until his appointment as Chief Financial Officer of PetroChina on November 5, 1999.

      Shi Xingquan, aged 59, is a Vice President and General Manager of PetroChina in charge of natural gas and pipelines. Mr. Shi is a senior engineer. Mr. Shi graduated from Northeastern Petroleum Institute and has over 30 years’ experience in China’s oil and gas industry. Since 1983 Mr. Shi had worked as a Director of Sichuan Petroleum Administration and a Director of Changqing Petroleum Exploration Bureau. Mr. Shi was an Assistant President of CNPC from February 1999 until November 5, 1999 when he was appointed a Vice President of PetroChina.

      Liu Baohe, aged 55, is a Vice President and General Manager of PetroChina in charge of exploration and production. Mr. Liu is a senior engineer of professor grade. Mr. Liu graduated from Beijing Petroleum Institute and has over 30 years’ experience in China’s oil and gas industry. Mr. Liu was Director of the Department of Oil and Gas Exploitation of CNPC from 1996 to 1999. From 1999 to September 2001, Mr. Liu worked as Deputy General Manager of the exploration and production segment of PetroChina. He has been a Vice President of PetroChina since September 3, 2001.

      Lin Qingshan, aged 57, is a Vice President and General Manager of PetroChina in charge of refining and marketing. Mr. Lin is a senior economist. Mr. Lin graduated from Beijing Petroleum Institute and has 30 years’ experience in China’s oil and gas industry. In 1990, Mr. Lin was appointed a Deputy Director of Liaohe Petroleum Exploration Bureau. In 1996, Mr. Lin became General Manager of the China United Petroleum Corporation. Mr. Lin was appointed General Manager of the Sales Department of CNPC in 1998. Mr. Lin has been a General Manager of our refining and marketing branch company since November 1999 and has been a Vice President of Petrochina since July 2000.

      Zhang Xinzhi, aged 57, is a Vice President and General Manager of PetroChina in charge of chemicals. Mr. Zhang is a senior engineer and has over 30 years’ experience in China’s petrochemical industry. Mr. Zhang graduated from China Science and Technology University. Mr. Zhang was appointed a deputy general engineer in 1990. Mr. Zhang worked as a Deputy Manager in 1992 and served as Manager in 1995 of Fushun Petrochemical Industrial Corporation. Mr. Zhang was Director of the Refining and Chemical Department of CNPC in 1999. Mr. Zhang has been a General Manager of our chemicals branch company since November 5, 1999 and has been a Vice President of PetroChina since July 2000.

      Shen Pingping, aged 61, is a Vice President of PetroChina. Mr. Shen is also the Director of China Oil Exploration and Exploitation Research Institute. Mr. Shen is a senior engineer. He graduated from Shanghai Fudan University and has 35 years’ experience in China’s oil and gas industry. From 1990, Mr. Shen worked as a Vice Director, Managing Vice Director and Director of the Oil Exploration and Exploitation Scientific Research Institute of CNPC. Since 1999, Mr. Shen has been the Director of China Oil Exploration and Exploitations Research Institute. Mr. Shen has been a Vice President of PetroChina since July 2000.

      Jia Chengzao, aged 53, is Chief Geologist of PetroChina. Mr. Jia is a doctor degree holder and a senior engineer. He graduated from Nanjing University and has over 25 years’ experience in China’s oil and geological industry. From 1994 to 1999, Mr. Jia held several senior management positions at Tarim Oil Exploration and Exploitation Headquarters, including Deputy Chief Geologist, Chief Geologist and Deputy Commander. Since 1998, he has been a Vice Director of the Oil Exploration and Exploitation Scientific Research Institute of CNPC. From 1999, Mr. Jia worked as a Deputy General Manager of China Petroleum Tarim Oil Field Branch Company and a Vice Director of China Oil Exploration and Exploitation Research Institute. Mr. Jia was appointed Chief Geologist of PetroChina in July 2000.

Supervisors

      Li Kecheng, aged 58, is Chairman of PetroChina’s supervisory committee. Mr. Li is a senior engineer. Mr. Li graduated from Beijing Science and Technology University and has over 30 years’ experience in China’s oil and gas industry. From 1986 to 1992, Mr. Li was the head of the Petroleum Pipeline Bureau and a senior executive of the Northeastern Oil Transmission Administration Bureau. Prior to November 5, 1999, Mr. Li held several senior administrative positions at CNPC. Mr. Li has been Chairman of PetroChina’s supervisory committee since November 5, 1999.

      Lin Jingao, aged 57, is a supervisor of PetroChina. Mr. Lin is a senior accountant. Mr. Lin graduated from Beijing Petroleum Institute and has over 30 years’ experience in China’s oil and gas industry. From 1994 to 1998, Mr. Lin was Chief Accountant and a Deputy Director of the Finance Department of CNPC. Since October 1998, Mr. Lin has been a Deputy Director and Director of the Finance and Assets Department of CNPC. Mr. Lin has been a supervisor of PetroChina since November 5, 1999.

      Chen Weizhong, aged 57, is a supervisor of PetroChina. Mr. Chen is a senior auditor. Mr. Chen graduated from Anhui Finance and Trade Institute and has over 30 years’ experience in China’s oil and gas industry. He was a Deputy Director of the Auditing Office of CNPC from 1993 to 1998 and a Deputy Director of the Auditing Bureau of CNPC. Mr. Chen was a Deputy Director of the Auditing Department of CNPC from October 1998 and has been the Director of the Auditing Department since October 2000. Mr. Chen has been a supervisor of PetroChina since November 5, 1999.

      Bai Xinhe, aged 58, is a supervisor and director of the office of the supervisory committee of PetroChina. Mr. Bai is a senior auditor. Mr. Bai graduated from Central Finance Institute and has over 30 years’ experience in China’s oil and gas industry. Mr. Bai was Chief Auditor of the Auditing Department of CNPC from 1988 to 1998. Mr. Bai worked as the Deputy General Manager and General Manager of the Auditing Department of PetroChina from 1999. Mr. Bai has ceased to be the General Manager of the Auditing Department of PetroChina since December 2001. Mr. Bai has been a supervisor and director of the office of the supervisory committee of PetroChina since November 5, 1999.

      Sun Chongren, aged 51, is a supervisor of PetroChina and an employee representative of PetroChina’s supervisory committee. Mr. Sun graduated from Huadong Petroleum Institute and has 30 years’ experience in China’s oil and gas industry. Mr. Sun has been working at Liaohe Petroleum Administration Bureau for 30 years. Since 1996, he has been a senior executive of Liaohe Petroleum Administration Bureau. Mr. Sun has been a supervisor of PetroChina since November 5, 1999.

      Liu Hongru, aged 71, is an independent supervisor of PetroChina. Mr. Liu graduated from the Economics Department of the University of Moscow in 1959 with an associate doctor’s degree. Mr. Liu worked as President of China Institute of Finance and Banking, a Vice Governor of the People’s Bank of China, a Deputy Director of the State Economic Restructuring Committee, First Deputy Director of the State Council Securities Commission and Chairman of China Securities Regulatory Commission. Mr. Liu is currently a Deputy Director of the Economic Committee under the Chinese People’s Political Consultative Conference, and concurrently serves as a Vice President of China Finance and Banking Society, a Vice President of China National Debt Association and a Honorary Director of two Chinese insurance companies. Mr. Liu was appointed as an independent supervisor of PetroChina on December 3, 1999.

      Wu Zhipan, aged 45, is an independent supervisor of PetroChina. Mr. Wu acquired a Doctor in Laws from Beijing University School of Law in 1988, and was a visiting scholar at Harvard Law School from 1991 to 1992. Mr. Wu is Dean of Beijing University School of Law and Assistant to President of Beijing University. He is concurrently an expert consultant of the Supreme People’s Court, an arbitrator on the Arbitrator Panel of the China International Economic and Trade Arbitration Commission and a Deputy Director of China Civil and Economic Law Society. Mr. Wu is the author of a number of legal publications. Mr. Wu was appointed as an independent supervisor of PetroChina on December 3, 1999.

Compensation

Senior Management Compensation System

      Our senior management compensation system links our senior management members’ financial interests, including those of our executive directors and our supervisors, with our results of operations and the performance of our shares. Most of our senior management members have entered into performance contracts with us. Under this system, the senior management members’ compensation system has three components, namely, basic salaries, performance bonuses and stock appreciation rights. The variable components in their compensation account for approximately 70% to 75% of our senior management officers’ total potential compensation, including up to 25% forming the performance bonus component and approximately 50% to 60% forming the stock appreciation rights component. Variable compensation rewards are linked to the attainment of specific performance targets, such as net income, return on capital and cost reduction targets. The chart below sets forth the components of the total potential compensation for key officers.

		% Stock
	% Basic	appreciation	% Performance
	salary	rights	bonus

Chairman	30	70	0
President	25	60	15
Vice President	25	60	15
Department GM	25	50	25

      We have granted stock appreciation rights to 291 persons, including members of the board of directors and the supervisory committee, president, vice presidents and departmental managers, general managers and deputy general managers of specialized companies and local subsidiaries. Upon exercise of these stock appreciation rights, members of the senior management will not receive any of our shares, but will, by way of stock appreciation rights, receive a monetary sum which is calculated on the basis of the price of our H shares. In 2001, none of the directors and senior management exercised any of the stock appreciation rights granted to them. Since companies are not permitted to repurchase and hold their own shares for offering stock options under current PRC law, we expect to calculate our book gains and losses on the basis of share prices and in accordance with stock appreciation rights measures and make cash payment of such compensations.

Directors’ and Supervisors’ Compensation

      We were incorporated on November 5, 1999. Our directors and supervisors, who hold senior management positions or are otherwise employed by us, receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind, including our contribution to the pension plans for these directors and supervisors.

      The aggregate amount of salaries, housing allowances, other allowances and benefits in kind paid by us to the five highest paid individuals of PetroChina during the year ended December 31, 2001 was RMB 1,044,801. We paid RMB 22,740 as our contribution to the pension plans in respect of those individuals in the year ended December 31, 2001.

      The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our directors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2001 was RMB 905,264.

      Save as disclosed, no other payments have been paid or are payable, in respect of the year ended December 31, 2001, by us or any of our subsidiaries to our directors. In addition, we have no obligation for the payment of any benefits to our directors upon the termination of their employment with us.

      In 2001, we paid RMB 27,051 as our contribution to the pension plans in respect of our directors and supervisors, who hold senior management positions or are otherwise employed by us. The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our supervisors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2001 was RMB 322,733.

Board Practices

      Our board of directors has four principal committees: an audit committee, an evaluation and remuneration committee, an investment and development committee and a health, safety and environment committee.

Audit Committee

      The members of our audit committee are Mr. Franco Bernabè, as chairman of the committee, Mr. Gong Huazhang and Mr. Zou Haifeng. The audit committee’s major responsibilities include:

•	supervise the compliance and effectiveness of material financial policies, financial reporting processes, significant rules and systems in place and substantial operating activities;

•	review audit plans and audit reports compiled by our internal audit department and carry out any audit initiatives proposed by the board of directors;

•	observe and question our external auditor’s work; and

•	monitor related party transactions and ensure that all such transactions are in compliance with our stated policies and other applicable laws and regulations.

Evaluation and Remuneration Committee

      The members of our evaluation and remuneration committee are Mr. Wu Jinglian, as chairman of the committee, Mr. Chee-Chen Tung and Mr. Wu Yaowen. The evaluation and remuneration committee’s major responsibilities include:

•	review the current standing of President-appointed Senior Vice President, Vice Presidents, Chief Financial Officer and other senior management personnel and make recommendations for such review to the board of directors;

•	manage and conduct performance evaluations for our President and report the results of such evaluations to the board of directors;

•	monitor performance evaluations conducted by our President for Senior Vice President, Vice Presidents, Chief Financial Officer and other senior management personnel; and

•	study our incentive plan, compensation plan and stock appreciation rights plan, supervise and evaluate the implementation of these plans and make recommendations for further improvements to such plans.

Investment and Development Committee

      The members of our investment and development committee are Mr. Ren Chuanjun, as chairman of the committee, Mr. Chen Geng and Mr. Zheng Hu. The investment and development committee’s major responsibilities include:

•	study strategic action plans as proposed by our President and make recommendations to the board of directors;

•	study the annual investment budget as proposed by our President and make recommendations to the board of directors; and

•	review preliminary feasibility studies and feasibility studies for material investment projects requiring approval of the board of directors and make recommendations to the board of directors.

Health, Safety and Environment Committee

      The members of our health, safety and environment committee are Mr. Yan Sanzhong, as chairman of the committee, and Mr. Wang Fucheng. The health, safety and environment committee’s major responsibilities include:

•	supervise the implementation of our health, safety and environment plan;

•	make recommendations and proposals to the board of directors or our President regarding significant issues affecting us in the areas of health, safety or the environment; and

•	investigate any major accidents relating to us, our property or our employees or other affiliates and supervise the conduct and progress of those involved in the investigation, clean-up or other efforts relating to such major accidents.

Employees

      As of December 31, 1999, 2000 and 2001, we had 480,012, 441,612 and 422,554 employees, respectively. As part of our employee reduction plan, we laid off 19,800 employees with compensation in 2001. The table below sets forth the number of our employees by business segment as of December 31, 2000.

	Employees	% of total

Exploration and production	230,637	54.6
Refining and marketing	112,938	26.7
Chemicals	66,264	15.7
Natural gas	10,309	2.4
Other(1)	2,406	0.6

Total	422,554	100.0

(1)	Including headquarters management, PetroChina Planning & Engineering Institute and PetroChina Exploration & Development Research Institute.

      Our employees participate in various retirement benefit plans organized by municipal and provincial governments whereby we are required to make monthly insurance contributions to these plans at rates ranging from 16% to 22% of the employees’ salary. Expenses incurred by us in connection with the retirement benefit plans were approximately RMB 1,765 million, RMB 1,817 million and RMB 1,805 million, respectively, for the three years ended December 31, 1999, 2000 and 2001, respectively.

      Between March and April of 2002, certain of our ex-employees, who had been laid off in the past few years as part of our employee reduction plan, participated in protests organized by laid off workers in Daqing City to demand increases in social insurance benefits. Our production activities were not interrupted or affected in any way by these protests. We do not have any additional legal, administrative or contractual severance obligations to these ex-employees other than what were voluntarily agreed upon between each of these ex-employees and us in the severance agreements. Except for these protests, we have not experienced any strikes, work stoppages, labour disputes or actions which affected the operation of any of our businesses. We consider our relationship with our employees to be good.

Share Ownership

      Our directors, senior officers and supervisors do not have share ownership in PetroChina. However, we have granted stock appreciation rights relating to our H shares to our directors, senior officers and supervisors. Upon exercise of these stock appreciation rights, members of the senior management will not receive any of our shares, but will, by way of stock appreciation rights, receive a momentary sum which is calculated on the basis of the price of our H shares. Because the relevant PRC laws limit the ownership of the H shares of a company incorporated under the PRC laws to only non-PRC nationals, and companies are not permitted to repurchase and hold their own shares for offering stock appreciation rights under current PRC law, our directors, senior officers and supervisors do not hold our H shares under the stock options granted to them. Instead, we expect to calculate the book gains and losses on the basis of share prices and in accordance with our stock appreciation rights granting criteria to be finalized, and make cash payments of such compensation to our directors, senior officers and supervisors.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

      Prior to the restructuring of the CNPC group in November 1999, CNPC was one of the largest companies in the PRC in terms of sales. As part of the restructuring of the CNPC group, CNPC transferred to PetroChina substantially all its businesses and assets in China relating to the exploration and production of crude oil and natural gas, refining and marketing, chemicals and natural gas sales and transmission. Since the restructuring of the CNPC group, CNPC has engaged in crude oil and natural gas exploration and production business activities outside the PRC and limited chemicals production and retail of refined products. CNPC’s primary business activities relate to the provision of various services and products to PetroChina.

      PetroChina was established on November 5, 1999 with CNPC as its sole promoter. As of December 31, 2001, CNPC owned 158,241,758,000 State-owned shares, representing approximately 90% of the share capital of PetroChina, and, accordingly, CNPC is our controlling shareholder.

      The shares held by CNPC are state-owned shares in the share capital of PetroChina. However, CNPC has identical voting rights. Holders of state-owned shares and H shares are deemed to be shareholders of different classes for certain matters which may have effect on their respective interest.

Related Party Transactions

      We enter into the following transactions with CNPC and other members of the CNPC group. All of these transactions constitute connected transactions for us under the Listing Rules of the Hong Kong Stock Exchange.

Comprehensive Products and Services Agreement

      We entered into a Comprehensive Products and Services Agreement with CNPC for the provision by us to the CNPC group and by the CNPC group to us of a range of products and services which may be required and requested from time to time by either party and/or its subsidiary companies and affiliates.

  Products and Services Provided by Us to the CNPC Group

      Under the Comprehensive Products and Services Agreement, a limited range of products and services are to be provided by us to the CNPC group including those relating to refined products, chemical products, natural gas, crude oil, supply of water, electricity, gas, heating, quantifying and measuring, quality inspection and other products and services as may be requested by the CNPC group for its own consumption, use or sale from time to time.

  Products and Services Provided by the CNPC Group to Us

      The products and services provided by the CNPC group to us are more numerous, both in terms of quantity and variety, than those provided by us to the CNPC group. They have therefore been grouped together and categorized according to the following types of products and services:

•	construction and technical services,

•	production services,

•	supply of material services,

•	social services,

•	ancillary services, and

•	financial services.

      We envisage that from time to time and as required, individual Product and Service Implementation Agreements will be entered into between the relevant service companies and affiliates of the CNPC group or us, as appropriate, providing the relevant products or services and the relevant members of the CNPC group or us, as appropriate, requiring such products or services.

Land Use Rights Leasing Contract

      We entered into a Land Use Rights Leasing Contract with CNPC under which CNPC has leased a total of 42,476 parcels of land in connection with and for the purposes of all aspects of our business and operations covering an aggregate area of approximately 1,145 million square meters located throughout the PRC to members of PetroChina for a term of 50 years at an annual fee of RMB 2,000 million. The total fee payable for the lease of all such property may, after the expiration of 10 years from the date of the land use rights leasing contract, be adjusted (to reflect market conditions prevailing at such time of adjustment, including current market prices, inflation or deflation and such other pertinent factors as may be reasonably considered in negotiating and agreeing to any such adjustment) by agreement between CNPC and us. In addition, any governmental, legal or other administrative taxes and fees required to be paid in connection with the leased properties will be borne by CNPC. However, both parties will share proportionately on a reasonable basis any additional amount of such taxes payable and fees payable as a result of changes in policies of the PRC government after the date of the contract.

Buildings Leasing Contract

      We entered into the Buildings Leasing Contract with CNPC under which CNPC has leased a total of 192 buildings covering an aggregate area of 279,770 square meters located throughout the PRC to us.

      191 buildings were leased at a price of RMB 145 per square meter per year, that is, at an aggregate annual fee of RMB 39,116,650, for a term of 20 years. We are responsible for the payment of any governmental, legal or other administrative taxes and maintenance charge required to be paid in connection with those buildings.

Intellectual Property Licensing Contracts

      We entered into three Intellectual Property Licensing Agreements with CNPC, including a Trademark Licensing Contract, a Patent and Know-how Licensing Contract and a Computer Software Licensing Contract. In these Licensing Contracts, CNPC has granted us exclusive rights to use certain trademarks (including the “CNPC” trademark), patents, know-how of CNPC and computer software of CNPC (as more particularly detailed in those three contracts) at no cost. These intellectual property rights relate to the assets and businesses of CNPC which were transferred to us in the restructuring of the CNPC group.

Contract for the Transfer of Rights Under Production Sharing Contracts

      Immediately prior to the restructuring of the CNPC group, CNPC had 23 production sharing contracts with a number of international oil companies. As part of the restructuring of the CNPC group, CNPC transferred to us most of its commercial and operational rights and obligations under those contracts, except the rights and obligations relating to CNPC’s supervisory functions, under the Contract for the Transfer of Rights under Production Sharing Contracts.

Guarantee of Debts Contract

      As part of the restructuring of the CNPC group, all of the debts of CNPC relating to assets transferred to us in the restructuring of the CNPC group were also transferred to, and assumed by, us.

      We entered into a Guarantee of Debts Contract with CNPC, under which CNPC has agreed to guarantee certain of our debts totalling approximately RMB 63,889 million (including principal and interest) as of September 30, 1999 at no cost to us. As of December 31, 2001, bank loans guaranteed by CNPC and its subsidiaries were RMB 1,697 million.

Contract for the Supervision of Certain Sales Enterprises

      CNPC entered into a Contract for the Supervision of Certain Sales Enterprises with us, under which we have agreed to supervise the operations of certain sales enterprises primarily comprising service stations wholly-owned by CNPC. In return, CNPC has undertaken that those sales enterprises will only sell oil products supplied by us and use our brand and logos.

Loans or Guarantees to Related Parties

      As of June 11, 2002, the aggregate outstanding loans or guarantees made by PetroChina for the benefit of related parties was RMB 1,049 million, the largest outstanding amount of which was RMB 940 million. The average interest rate on these loans is 5.229%.

ITEM 8 — FINANCIAL INFORMATION

Financial Statements

      See pages F1-F-52 following Item 19.

Dividend Policy

      Our board of directors will declare dividends, if any, in Renminbi with respect to H shares on a per share basis and will pay such dividends in HK dollars. Any final dividend for a financial year shall be subject to shareholders’ approval. The Bank of New York will convert the HK dollar dividend payments and distribute them to holders of ADSs in U.S. dollars, less expenses of conversion. The holders of the H shares will share proportionately on a per share basis in all dividends and other distributions declared by our board of directors.

      The declaration of dividends is subject to the discretion of our board of directors. Our board of directors will take into account factors including the following:

•	general business conditions;

•	our financial results;

•	capital requirements;

•	contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us;

•	our shareholders’ interests;

•	the effect on our debt ratings; and

•	other factors our board of directors may deem relevant.

      We may only distribute dividends after we have made allowance for:

•	recovery of losses, if any;

•	allocations to the statutory common reserve fund;

•	allocations to the statutory common welfare fund; and

•	allocations to a discretionary common reserve fund if approved by our shareholders.

      The minimum and maximum aggregate allocations to the statutory funds are 15% and 20%, respectively, of our net income determined in accordance with PRC accounting rules. Under PRC law, our distributable earnings will be equal to our net income determined in accordance with PRC accounting rules or IAS, whichever is lower, less allocations to the statutory and discretionary funds.

      Subject to the above and to ensure that our dividend policy is consistent with that of major international oil and gas companies, we currently expect that we will distribute as dividends approximately 40% to 50% of our reported net income for all years commencing on or after January 1, 2000. We believe that our dividend policy strikes a balance between two important goals:

•	providing our shareholders with a competitive return on investment; and

•	assuring sufficient reinvestment of profits to enable us to achieve our strategic objectives.

      An interim dividend of RMB 0.069535 (US$0.0084014) per H share (inclusive of applicable tax) for the six months ended June 30, 2001 was paid to our shareholders on October 8, 2001. On June 6, 2002, our shareholders approved the payment of a final dividend of RMB 0.050272 (US$0.006074) per H share (inclusive of applicable tax) for the year ended December 31, 2001.

The final dividend was calculated on the basis of 45% of our net income for the year ended December 31, 2001. The final dividend was paid to our shareholders on June 21, 2002.

Significant Changes

      None.

ITEM 9 — OFFER AND LISTING

Nature of the Trading Market and Market Price Information

      Our ADSs, each representing 100 H shares, par value RMB 1.00 per H share, have been listed and traded on the New York Stock Exchange since April 6, 2000 under the symbol “PTR”. Our H shares have been listed and traded on the Hong Kong Stock Exchange since April 7, 2000. Prior to these listings, there was no public market for our equity securities. The New York Stock Exchange and the Hong Kong Stock Exchange are the principal trading markets for our ADSs and H shares, respectively.

      As of December 31, 2001, there were 17,582,418,000 H shares issued and outstanding. As of December 31, 2001, there were 36 registered holders of American depositary receipts evidencing 8,771,590 ADSs. The depositary of the ADSs is The Bank of New York.

      The high and low closing sale prices of the H shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for each quarterly period since listing in 2000 and for each month in 2000 (through June 11, 2001) are set forth below.

	Price per		Price per
	H share		ADS

	High	Low	High	Low

	(HK$)		(US$)
2000
Second quarter	1.78	1.11	22.56	14.25
Third quarter	2.05	1.49	26.19	19.38
Fourth quarter	1.75	1.30	23.00	15.94
2001
First quarter	1.48	1.26	18.73	16.55
Second quarter	1.84	1.35	23.60	17.40
Third quarter	1.67	1.43	21.15	18.43
Fourth quarter	1.48	1.29	19.30	16.80
2002
January	1.45	1.39	18.63	18.03
February	1.49	1.41	19.10	18.37
March	1.62	1.45	21.07	18.92
April	1.63	1.58	21.32	20.07
May	1.62	1.52	20.98	19.23
June (through June 11, 2002)	1.71	1.64	21.86	20.79

      The closing prices per H share and per ADS on June 11, 2002 were HK$1.71 and US$21.86, respectively.

ITEM 10 — ADDITIONAL INFORMATION

Memorandum and Articles of Association

      We filed our articles of association with the Commission as an exhibit to the Registration Statement on Form F-1 (Registration No. 333-11566) under the Securities Act, as declared effective on March 29, 2000, in connection with the global offering. A summary of our articles of association is contained in that Registration Statement. We hereby incorporate by reference the section “Description of Share Capital” from that Registration Statement. We have also filed our amended articles of association with the Commission as an exhibit to this annual report.

Material Contracts

      Incorporated by reference to our Registration Statement on Form F-1 (Registration No. 333-11566) and our Annual Reports on Form 20-F for the fiscal years ended December 31, 1999 (File No. 1-15006) and December 31, 2000 (File No. 1-15006), to which our material contracts were filed as exhibits. For information regarding certain material contracts, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” and the material contracts that we have filed with the Commission as exhibits to this annual report.

Exchange Control

      The Renminbi currently is not a freely convertible currency. We receive most of our revenues in Renminbi. A portion of our Renminbi revenues must be converted into other currencies to meet our foreign currency obligations. We have substantial requirements for foreign currency, including:

•	debt service on foreign currency-denominated debt;

•	purchases of imported equipment and materials; and

•	payment of any dividends declared in respect of the H shares.

      Under the existing foreign exchange regulations in China, we may undertake current account foreign exchange transactions, including the payment of dividends, without prior approval from the State Administration of Foreign Exchange by producing commercial documents evidencing such transactions, provided that they are processed through Chinese banks licensed to engage in foreign exchange transactions. The PRC government has stated publicly that it intends to make the Renminbi freely convertible in the future. However, uncertainty exists as to whether the PRC government may restrict access to foreign currency for current account transactions if foreign currency becomes scarce in the PRC.

      Foreign exchange transactions under the capital account, including principal payments with respect to foreign currency-denominated obligations, continue to be subject to limitations and require the prior approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt financing, or to obtain foreign exchange for capital expenditures.

      We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on the H shares in Hong Kong dollars and on ADSs in US dollars. We believe that we have or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. We do not engage in any financial contract or other arrangement to hedge our currency exposure.

      We are not aware of any other PRC laws, decrees or regulations that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non-resident holders.

Taxation

      The following discussion addresses the main PRC tax consequences of the ownership of H shares or ADSs purchased in connection with the global offering and held by the investor as capital assets.

Dividends and Individual Investors

      Under the Provisional Regulations of China Concerning Questions of Taxation on Enterprises Experimenting with the Share System (the “Provisional Regulations”) and other applicable tax laws and regulations, dividends paid by PRC companies on shares experimenting with the share system to individuals are generally subject to a PRC withholding tax of 20%. However, on July 21, 1993, the PRC State Administration of Taxation issued the Notice Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals (the “Tax Notice”). Under the Tax Notice, dividends paid by a PRC company to foreign persons with respect to shares listed on an overseas stock exchange (“Overseas Shares”), including the H shares and ADSs, are not subject to PRC withholding tax for the time being.

      The Individual Income Tax Law of the PRC was amended effective January 1, 1994 and states that it supersedes any contradictory prior administrative regulation concerning individual income tax. The amended Individual Income Tax Law can be interpreted as providing that all foreign individuals are subject to the 20% withholding tax on dividends paid by a PRC company on its Overseas Shares unless specifically exempted by the financial authority of the State Council of the PRC. However, in a letter dated July 26, 1994 to the State Commission for Restructuring the Economic System, the State Council Securities Committee and the China Securities Regulatory Commission, the PRC State Administration of Taxation restated the exemption. In the event that the letter is withdrawn, a 20% tax may be withheld on dividends paid to you, subject to reduction by an applicable tax treaty between China and the country where you reside. To date, the relevant tax authorities have not collected withholding tax from dividend payments on such shares exempted under the Tax Notice.

Dividends and Foreign Enterprises

      According to the Provisional Regulations and other applicable tax laws and regulations, dividends paid by PRC companies to foreign enterprises are ordinarily subject to a PRC withholding tax levied at a flat rate of 20%. However, according to the Tax Notice, a foreign enterprise with no permanent establishment in China receiving dividends paid on Overseas Shares will temporarily not be subject to the 20% withholding tax. If such withholding tax becomes applicable in the future, such rate may still be reduced under relevant tax treaties, if applicable.

Tax Treaties

      If you are a resident or citizen of a country that has entered into a double-taxation treaty with the PRC, you may be entitled to a reduction in the amount of tax withheld, if any, imposed on the payment of dividends. The PRC currently has such treaties with a number of countries, including:

•	the United States;

•	Australia;

•	Canada;

•	France;

•	Germany;

•	Japan;

•	Malaysia;

•	Singapore;

•	the United Kingdom; and

•	the Netherlands.

      Under each one of such treaties, the rate of withholding tax imposed by China’s taxation authorities is generally reduced. For example, under the double taxation treaty between China and the United States, China may tax dividends paid by us to an eligible U.S. holder up to a maximum of 10% of their gross amount. Under the treaty, an eligible U.S. holder is a person who, by reason of domicile, residence, place or head office, place of incorporation or any other criterion of similar nature is subject to taxation in the United States, as applicable under the treaty’s “treaty shopping provisions”.

Capital Gains

      The Tax Notice provides that gains realized by foreign enterprises upon the sale of Overseas Shares which are not held by entities established by such enterprises in the PRC and gains realized by foreign individuals upon the sale of Overseas Shares are not subject to withholding tax for the time being. However, as far as individuals are concerned, the Individual Income Tax Law of the PRC, as amended on October 31, 1993 and effective on January 1, 1994, provides for a capital gains tax of 20% on individuals. On January 28, 1994, the Provisions for Implementing the Individual Income Tax Law of the PRC was promulgated which provides that the measures to levy individual income tax on the gains realized on the sale of shares will be made in the future by the Ministry of Finance and subject to the approval of the State Council. On June 20, 1994, February 9, 1996 and March 30, 1998, the Ministry of Finance and the State Administration of Taxation issued notices providing that temporarily no capital gains tax will be imposed on gains from the sale of shares by individuals. However, it is uncertain whether the above exemption for foreign enterprises and foreign individuals will continue to apply or be renewed in the future. If such exemption does not apply or is not renewed, and the Tax Notice is found not to apply, as a holder of H shares or ADSs you may be subject to a 20% tax on capital gains, unless reduced by an applicable double taxation treaty.

Additional PRC Tax Considerations

      Under the Provisional Regulations of the People’s Republic of China Concerning the Stamp Duty, a stamp duty is not imposed by the PRC on the transfer of shares, such as the H shares or ADSs, of PRC publicly traded companies that take place outside of China.

Documents on Display

      You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the U.S. Securities and Exchange Commission at the Commission’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

      The Commission allows us to “incorporate by reference” the information we file with the Commission. This means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this annual report on Form 20-F.

ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      In the normal course of business, we hold or issue various financial instruments which expose us to interest rate and foreign exchange rate risks. Additionally, our operations are affected by certain commodity price movements. We historically have not used derivative instruments for hedging or trading purposes. Such activities are subject to policies approved by our senior management. Substantially all of the financial instruments we hold are for purposes other than trading. We regard an effective market risk system as an important element of our treasury function and are currently enhancing our systems. A primary objective is to implement certain methodologies to better measure and monitor risk exposures.

      The following discussions and tables, which constitute “forward-looking statements” that involve risk and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. Such discussions address market risk only and do not present other risks which we face in the normal course of business.

Interest Rate Risk

      Our major market risk exposure arises from changing interest rates. The tables below provide information about our financial instruments including various debt obligations that are sensitive to changes in interest rates. The tables present principal cash flows and related weighted-average interest rates at expected maturity dates. Weighted-average variable rates are based on effective rates as of December 31, 1999, 2000 and 2001. The information is presented in Renminbi equivalents, our reporting currency.

Foreign Exchange Rate Risk

      We conduct our business primarily in RMB. However, a portion of our RMB revenues are converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported equipment and materials. Foreign currency payments for imported equipment represented 9.4%, 9.3% and 9.7% of our total payments for equipment in 1999, 2000 and 2001, respectively. Foreign currency payments for imported materials represented 8.0%, 7.4% and 9.9% of our total payments for materials in 1999, 2000 and 2001, respectively.

      The Renminbi is not a freely convertible currency. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. The tables below provide information about our financial instruments including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The tables below summarize such information by presenting principal cash flows and related weighted-average interest rates at expected maturity dates in RMB equivalents, using the exchange rates in effect as of December 31, 1999, 2000 and 2001, respectively.

December 31, 2001

								Percentage
	Expected maturity date							to total
								long-term	Fair
Long term debt	2002	2003	2004	2005	2006	Thereafter	Total	debt	value

	(RMB equivalent in millions, except percentages)							(%)
Loan in RMB
Fixed rate	1,628	701	536	812	210	331	4,218	5.99%	4,193
Average interest rate	5.90%	5.61%	5.63%	5.82%	5.94%	5.94%
Variable rate(1)	1,389	3,220	18,136	9,768	6,366	7,742	46,621	66.21%	46,621
Average interest rate	5.70%	5.94%	5.50%	5.72%	5.70%	5.63%

Loan in Euro
Fixed rate	119	79	22	17	71	446	754	1.07%	724
Average interest rate	3.94%	3.81%	7.18%	6.70%	3.34%	4.92%
Variable rate		19	19				38	0.05%	38
Average interest rate		5.31%	5.31%

Loan in United States Dollar
Fixed rate	1,044	1,071	930	927	798	3,572	8,342	11.85%	8,422
Average interest rate	6.67%	6.59%	6.58%	6.58%	6.43%	6.05%
Variable rate	535	398	2,078	1,998	169	1,308	6,486	9.21%	6,486
Average interest rate	4.20%	4.51%	2.16%	2.09%	6.08%	5.83%

Loan in British Pound
Fixed rate	195	195	195	195	179	432	1,391	1.98%	1,320
Average interest rate	3.79%	3.79%	3.79%	3.79%	3.87%	4.97%

Loan in Japanese Yen
Fixed rate	133	133	133	133	133	71	736	1.05%	827
Average interest rate	4.70%	4.70%	4.70%	4.70%	4.70%	4.56%
Variable rate	12	15	15	14		125	181	0.26%	181
Average interest rate	5.17%	1.88%	1.88%	1.88%		5.17%

Debenture in RMB
Fixed rate		300				1,350	1,650	2.34%	1,604
Average interest rate		9.00%				4.50%
Total	5,055	6,131	22,064	13,864	7,926	15,377	70,417		70,416

December 31, 2000

								Percentage
	Expected maturity date							to total
								long-term	Fair
Long term debt	2001	2002	2003	2004	2005	Thereafter	Total	debt	value

	(RMB equivalent in millions, except percentages)							(%)
Loan in RMB
Fixed rate	824	1,305	165	106	60	—	2,460	3.91%	2,446
Average interest rate	5.70%	5.80%	4.98%	3.39%	5.89%	—
Variable rate(1)	2,298	1,894	4,082	7,564	7,997	12,151	35,986	57.26%	35,986
Average interest rate	5.94%	5.80%	5.98%	5.75%	5.84%	5.73%

Loan in Deutsche Mark
Fixed rate	53	53	53	53	24	33	269	0.43%	292
Average interest rate	8.34%	8.34%	8.34%	8.34%	8.38%	8.39%

Loan in United States Dollar
Fixed rate	852	723	716	587	724	3,695	7,297	11.61%	7,109
Average interest rate	6.92%	6.73%	6.92%	6.89%	7.22%	6.09%
Variable rate	4,518	579	556	1,174	1,158	2,783	10,768	17.13%	10,768
Average interest rate	6.69%	6.63%	6.98%	6.35%	6.34%	6.58%

Loan in French Franc
Fixed rate	46	17	17	11	5	521	617	0.98%	578
Average interest rate	5.65%	6.76%	6.76%	5.79%	2.30%	4.65%

Loan in British Pound
Fixed rate	201	201	201	201	201	629	1,634	2.60%	1,465
Average interest rate	3.79%	3.79%	3.79%	3.79%	3.79%	4.65%

Loan in Japanese Yen
Fixed rate	122	104	104	104	104	506	1,044	1.66%	1,205
Average interest rate	4.67%	4.53%	4.53%	4.53%	4.53%	4.50%
Variable rate	12	—	8	8	16	145	189	0.30%	189
Average interest rate	5.17%	—	2.38%	2.38%	2.38%	5.17%

Loan in Spanish Peso
Fixed rate	79	67	56	—	—	—	202	0.32%	193
Average interest rate	3.31%	2.57%	1.50%	—	—	—

Debenture in RMB
Fixed rate	735	—	300	—	—	1,350	2,385	3.80%	2,388
Average interest rate	7.81%	—	9.00%	—	—	4.50%

Total	9,740	4,943	6,258	9,808	10,289	21,813	62,851	100%	62,619

December 31, 1999

								Percentage
	Expected maturity date							to total
								long-term	Fair
Long term debt	2000	2001	2002	2003	2004	Thereafter	Total	debt	value

	(RMB equivalent in millions, except percentages)							(%)
Loan in RMB
Fixed rate	1,708	2,438	1,794	563	2,758	1,525	10,786	10.47%	10,853
Average interest rate	6.80%	6.77%	6.08%	6.33%	6.03%	4.81%
Variable rate(1)	7,892	7,017	7,383	4,845	7,722	7,230	42,089	40.82%	42,089
Average interest rate	7.18%	7.95%	7.84%	7.64%	7.94%	7.00%

Loan in Deutsche Mark
Fixed rate	45	45	43	64	64	71	332	0.32%	360
Average interest rate	8.23%	8.23%	8.23%	8.23%	8.23%	8.22%

Loan in United States Dollar
Fixed rate	996	577	598	579	385	3,445	6,580	6.38%	5,968
Average interest rate	7.16%	6.91%	6.70%	6.74%	6.58%	6.11%
Variable rate	2,265	1,973	1,849	1,969	1,350	2,579	11,985	11.62%	11,985
Average interest rate	6.76%	6.81%	6.79%	6.79%	6.82%	6.74%

Loan in French Franc
Fixed rate	45	18	18	18	12	583	694	0.67%	556
Average interest rate	5.98%	8.30%	8.30%	8.30%	8.30%	5.44%

Loan in British Pound
Fixed rate	218	218	218	218	218	898	1,988	1.93%	1,753
Average interest rate	3.54%	3.54%	3.54%	3.54%	3.54%	4.19%

Loan in Japanese Yen
Fixed rate	2,373	2,375	2,346	2,365	2,364	8,587	20,410	19.79%	22,378
Average interest rate	4.02%	4.02%	4.00%	4.01%	4.01%	3.85%
Variable rate	911	855	737	623	—	—	3,126	3.03%	3,126
Average interest rate	1.92%	2.03%	2.03%	2.03%	—	—

Loan in Spanish Peso
Fixed rate	176	—	—	218	—	—	394	0.38%	410
Average interest rate	7.40%	—	—	7.40%	—	—

Debenture in RMB
Fixed rate	2,381	700	—	300	—	1,350	4,731	4.59%	4,976
Average interest rate	10.59%	8.00%	—	9.00%	—	4.50%

Total	19,010	16,216	14,986	11,762	14,873	26,268	103,115	100%	104,454

(1)	Due to the declining interest rates in recent years in China, the government has implemented a program to adjust interest rates on certain fixed RMB loans periodically to reflect the market rates in effect published by the People’s Bank of China (“the central bank”) from time to time. As a result, these previously fixed RMB loans are categorized as variable rate loans at December 31, 1999, 2000 and 2001. The newly adjusted rates usually become effective one year after the announcement by the central bank. The average interest rates on these loans are calculated based on the then effective rates at December 31, 1999, 2000 and 2001, respectively.

Commodity Price Risk

      We are engaged in a broad range of petroleum related activities. The hydrocarbon commodity markets are influenced by global as well as regional supply and demand conditions. The PRC government currently publishes prices for onshore crude oil, gasoline and diesel according to international benchmark prices. A decline in prices of crude oil and refined products could adversely affect our financial performance. We historically have not used commodity derivative instruments to hedge the potential price fluctuations of crude oil and other refined products. Therefore, during 1999, 2000 and 2001, we were exposed to the general price fluctuations of broadly traded oil and gas commodities.

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

PART II

ITEM 13 — DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

      None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS

TO SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights to Securities Holders

      None.

Use of Proceeds

      We completed a global offering of American depositary shares underlying our H shares on April 7, 2000 and received approximately US$2,464 million of net offering proceeds. As of December 31, 2000, we had used the entire net proceeds from the global offering.

ITEM 15 — [RESERVED]

ITEM 16 — [RESERVED]

PART III

ITEM 17 — FINANCIAL STATEMENTS

      We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18 — FINANCIAL STATEMENTS

      See page F-1 to F-52 following Item 19.

ITEM 19 — EXHIBITS

(a)	See Item 18 for a list of the financial statements as part of this annual report.

(b)	Exhibits to this annual report.

Exhibit
Number	Description of Exhibits

1.1	Articles of Association (as amended) (English translation).
4.1	2000 Performance Contract between Huang Yan and PetroChina (English translation).(1)
4.2	2000 Performance Contract between Ren Chuanjun and PetroChina (English translation).(1)
4.3	2000 Performance Contract between Luo Yingjun and PetroChina (English translation).(1)
4.4	2000 Performance Contract between Shi Xingquan and PetroChina (English translation).(1)
4.5	2000 Performance Contract between Su Shulin and PetroChina (English translation).(1)
4.6	2000 Performance Contract between Wang Guoliang and PetroChina (English translation).(1)
4.7	2000 Performance Contract between Lin Qingshan and PetroChina (English translation).(1)
4.8	2000 Performance Contract between Zhang Xinzhi and PetroChina (English translation).(1)
4.9	2000 Performance Contract between Wang Fucheng and PetroChina (English translation).(1)
4.10	2001 Performance Contract between Huang Yan and PetroChina (English translation).
4.11	2001 Performance Contract between Ren Chuanjun and PetroChina (English translation).
4.12	2001 Performance Contract between Su Shulin and PetroChina (English translation).
4.13	2001 Performance Contract between Wang Fucheng and PetroChina (English translation).
4.14	2001 Performance Contract between Luo Yingjun and PetroChina (English translation).
4.15	2001 Performance Contract between Shi Xingquan and PetroChina (English translation).
4.16	2001 Performance Contract between Lin Qingshan and PetroChina (English translation).
4.17	2001 Performance Contract between Zhang Xinzhi and PetroChina (English translation).
4.18	2001 Performance Contract between Wang Guoliang and PetroChina (English translation).
4.19	2001 Performance Contract between Shen Pingping and PetroChina (English translation).
4.20	2001 Performance Contract between Jia Chengzao and PetroChina (English translation).

Exhibit
Number	Description of Exhibits

4.21	Crude Oil Mutual Supply Framework Agreement, January 30, 2002, between China Petrochemical Corporation and PetroChina (English translation).
8.1	List of major subsidiaries.

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-15006) filed with the U.S. Securities and Exchange Commission on June 29, 2001.

SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROCHINA COMPANY LIMITED

/s/ LI HUAIQI

Name: Li Huaiqi
Title: Secretary

Date: June 28, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of PetroChina Company Limited:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity present fairly, in all material respects, the consolidated financial position of PetroChina Company Limited (the “Company”) and its subsidiaries (the “Group”) at December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with International Accounting Standards. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

      International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2001 and the determination of consolidated shareholders’ equity at December 31, 2000 and 2001 to the extent summarized in Note 33 to the consolidated financial statements.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, April 15, 2002

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 1999, 2000 and 2001
(Amounts in millions except for per share data)

		Year Ended December 31,

	Notes	1999	2000	2001	2001

		RMB	RMB	RMB	US$
REVENUES
Sales and other operating revenues		175,969	241,992	238,893	28,863

OPERATING EXPENSES
Purchases, services and other		(61,470)	(62,598)	(76,859)	(9,287)
Employee compensation costs	4	(11,064)	(14,430)	(13,992)	(1,690)
Exploration expenses, including exploratory dry holes		(7,344)	(8,680)	(7,344)	(887)
Depreciation, depletion and amortization		(23,533)	(33,760)	(33,367)	(4,031)
Selling, general and administrative expenses		(12,596)	(16,649)	(20,837)	(2,518)
Employee separation costs and shut down of manufacturing assets	5	—	(6,579)	(478)	(58)
Revaluation loss		(1,122)	—	—	—
Impairment loss on assets retained by CNPC	24	(2,007)	—	—	—
Taxes other than income taxes		(10,278)	(13,230)	(13,916)	(1,681)
Other income/(expense), net		345	(307)	117	14

TOTAL OPERATING EXPENSES		(129,069)	(156,233)	(166,676)	(20,138)

INCOME FROM OPERATIONS		46,900	85,759	72,217	8,725

FINANCE COSTS
Exchange gain		129	1,406	390	47
Exchange loss		(2,362)	(234)	(140)	(17)
Interest income		632	584	799	97
Interest expense	6	(8,896)	(6,048)	(4,149)	(502)

TOTAL FINANCE COSTS		(10,497)	(4,292)	(3,100)	(375)

INCOME FROM EQUITY AFFILIATES		128	584	341	41

INCOME BEFORE INCOME TAXES		36,531	82,051	69,458	8,391
INCOME TAXES	7	(9,403)	(26,985)	(23,054)	(2,785)

INCOME BEFORE MINORITY INTERESTS		27,128	55,066	46,404	5,606
LOSS/(INCOME) APPLICABLE TO MINORITY INTERESTS		(127)	165	404	49

NET INCOME		27,001	55,231	46,808	5,655

BASIC AND DILUTED NET INCOME PER SHARE	8	0.17	0.32	0.27	0.03

NUMBER OF SHARES	8	160,000	171,630	175,824	175,824

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

As of December 31, 2000 and 2001
(Amounts in millions)

		At December 31,

	Notes	2000	2001	2001

		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	10	18,060	11,117	1,343
Time deposits with maturities over three months		—	3,253	393
Receivables under resale agreements	11	5,815	11,505	1,390
Notes receivable	12	2,464	2,359	285
Accounts receivable, less allowance for doubtful accounts	13	12,695	7,909	956
Inventories	14	31,514	27,961	3,378
Prepaid expenses and other current assets	15	8,933	22,308	2,695

TOTAL CURRENT ASSETS		79,481	86,412	10,440
Property, plant and equipment, less accumulated depreciation, depletion and amortization	16	341,229	365,063	44,108
Long term investments	17	4,784	5,436	657
Intangible and other assets	18	2,586	3,963	479

TOTAL ASSETS		428,080	460,874	55,684

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	20	39,076	23,111	2,792
Accounts payable and accrued liabilities	19	36,802	51,214	6,189
Income tax payable		9,399	5,672	685
Other taxes payable		7,171	8,751	1,057

TOTAL CURRENT LIABILITIES		92,448	88,748	10,723
Long-term debt	20	53,341	65,484	7,912
Deferred credits and other long-term obligations		1,176	1,354	164
Deferred income taxes	21	3,169	7,030	849

TOTAL LIABILITIES		150,134	162,616	19,648

MINORITY INTERESTS		4,989	5,136	621

SHAREHOLDERS’ EQUITY
State-owned shares	22	158,242	158,242	19,119
H shares and ADSs (each representing 100 H shares)	22	17,582	17,582	2,124

Share capital, issued and outstanding, RMB 1.00 par value		175,824	175,824	21,243
Retained earnings		33,057	40,724	4,920
Capital reserve	23	(31,224)	(31,168)	(3,766)
Revaluation reserve	23	79,945	79,945	9,659
Statutory common reserve fund	23	8,948	16,219	1,960
Statutory common welfare fund	23	6,407	11,578	1,399

SHAREHOLDERS’ EQUITY		272,957	293,122	35,415

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		428,080	460,874	55,684

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 1999, 2000 and 2001
(Amounts in millions)

	Year Ended December 31,

	1999	2000	2001	2001

	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income taxes	36,531	82,051	69,458	8,392
Adjustments for:
Depreciation, depletion and amortization	23,188	33,760	33,367	4,032
Provision for shut down of manufacturing assets	—	2,364	—	—
Dry hole cost	4,162	4,367	3,422	413
Provision for doubtful accounts	751	1,577	1,317	160
Provision for diminution in value of inventories	19	1,236	(586)	(71)
Provision for diminution in value of investments	133	23	34	4
Revaluation loss	1,122	—	—	—
Loss on disposal of property, plant and equipment	331	368	165	20
Loss on disposal of available-for-sale investments	—	—	20	3
Loss on disposal of intangible and other assets	—	—	13	2
Dividend income	(46)	(33)	(123)	(15)
Interest income	(632)	(584)	(799)	(97)
Interest expense	8,896	6,048	4,149	501
Net loss from assets retained by CNPC	2,302	—	—	—
Changes in working capital:
— accounts receivable and prepaid expense and other current assets	(4,675)	18,002	(9,801)	(1,184)
— inventories	(128)	(15,148)	4,139	500
— payables and accrued liabilities	1,061	(5,182)	6,260	756

CASH GENERATED FROM OPERATIONS	73,015	128,849	111,035	13,416
Interest received	632	584	799	97
Interest paid	(9,167)	(8,692)	(4,461)	(539)
Income taxes paid	(10,427)	(16,572)	(22,881)	(2,765)

NET CASH PROVIDED BY OPERATING ACTIVITIES	54,053	104,169	84,492	10,209

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

For the Years Ended December 31, 1999, 2000 and 2001
(Amounts in millions)

	Year Ended December 31,

	1999	2000	2001	2001

	RMB	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(42,870)	(56,759)	(51,118)	(6,176)
Capital expenditures for assets retained by CNPC	(111)	—	—	—
Acquisition of equity affiliates	(73)	(380)	(942)	(114)
Income from equity affiliates	(128)	(584)	(341)	(41)
Repayment of capital by equity affiliates	—	278	275	33
Acquisition of available-for-sale investments	(287)	(947)	(176)	(21)
Acquisition of receivables under resale agreements	(1,434)	(4,328)	(5,690)	(688)
Acquisition of intangible assets	(452)	(249)	(412)	(50)
Acquisition of other non-current assets	(138)	(934)	(1,492)	(180)
Proceeds from disposal of property, plant and equipment	4,986	3,149	907	110
Proceeds from disposal of equity affiliates	—	—	225	27
Proceeds from disposal of available-for-sale investments	—	—	99	12
Dividends received	89	353	294	35
Increase in time deposits with maturities over three months	—	—	(3,253)	(393)

NET CASH USED FOR INVESTING ACTIVITIES	(40,418)	(60,401)	(61,624)	(7,446)

CASH FLOWS FROM FINANCING ACTIVITIES
New short-term debt	53,166	26,136	23,913	2,889
Repayments of short-term debt	(57,497)	(37,731)	(35,134)	(4,245)
New long-term debt	34,341	45,198	21,255	2,568
Repayments of long-term debt	(54,280)	(85,462)	(13,689)	(1,654)
Principal payment on capital lease obligations	(141)	(141)	(167)	(20)
Dividends paid to minority interests	(18)	(33)	(60)	(7)
Capital contribution from minority interests	128	1,132	592	72
Cash proceeds on issue of shares	—	20,336	—	—
Contribution from (distribution to) CNPC	14,267	(2,640)	—	—
Dividends paid	—	(10,381)	(26,699)	(3,226)
Contributions from CNPC for assets retained by CNPC	111	—	—	—
Change in deferred credits and other long-term Obligations	(973)	30	178	21

NET CASH USED FOR FINANCING ACTIVITIES	(10,896)	(43,556)	(29,811)	(3,602)

(Decrease)/increase in cash and cash equivalents	2,739	212	(6,943)	(839)
Cash and cash equivalents at beginning of year	15,109	17,848	18,060	2,182

Cash and cash equivalents at end of year	17,848	18,060	11,117	1,343

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 1999, 2000 and 2001
(Amounts in millions)

	Share	Capital and
	Capital	Undistributed	Retained	Reserves
	(Note 22)	Earnings	Earnings	(Note 23)	Total

	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 1999	—	78,133	—	—	78,133
Revaluation surplus	—	—	—	79,945	79,945
Net income from January 1, 1999 to November 4, 1999	—	23,439	—	—	23,439
Net contribution by owner	—	16,631	—	—	16,631
Deferred tax transferred to capital reserve (Note 21)	—	—	—	8,701	8,701
Capitalization upon establishment of the Company (Note 1)	160,000	(118,203)	—	(41,797)	—

Balance at November 4, 1999	160,000	—	—	46,849	206,849
Net income from November 5, 1999 to December 31, 1999	—	—	3,562	—	3,562
Transfer from retained earnings to reserves	—	—	(236)	236	—

Balance at December 31, 1999	160,000	—	3,326	47,085	210,411
Net income for the year ended December 31, 2000	—	—	55,231	—	55,231
Issue of shares (Notes 22 and 23)	15,824	—	—	4,512	20,336
Transfer to reserves (Note 23)	—	—	(8,925)	8,925	—
Transfer to reserves by subsidiaries (Note 23)	—	—	(6,194)	6,194	—
Distribution to CNPC (Note 9)	—	—	—	(2,640)	(2,640)
Interim dividend (Note 9)	—	—	(10,381)	—	(10,381)

Balance at December 31, 2000	175,824	—	33,057	64,076	272,957
Net income for the year ended December 31, 2001	—	—	46,808	—	46,808
Premium arising from issue of shares by an equity affiliate	—	—	—	56	56
Transfer to reserves (Note 23)	—	—	(7,536)	7,536	—
Transfer to reserves by subsidiaries (Note 23)	—	—	(4,906)	4,906	—
Final dividend for 2000 (Note 9)	—	—	(14,473)	—	(14,473)
Interim dividend for 2001 (Note 9)	—	—	(12,226)	—	(12,226)

Balance at December 31, 2001	175,824	—	40,724	76,574	293,122

Balance at December 31, 2001 in US$	21,243	—	4,920	9,252	35,415

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

1     ORGANIZATION AND PRINCIPAL ACTIVITIES

      PetroChina Company Limited (the “Company”) was established in the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as a joint stock company with limited liability as a result of a group restructuring (the “Restructuring”) of China National Petroleum Corporation (“CNPC”) prior to the listing of the Company’s shares on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited.

      China National Petroleum Company (the predecessor of CNPC) was established in 1988 to take over the onshore oil and gas exploration and production entities formerly under the administration of the Ministry of Petroleum Industry. In 1998, in accordance with the decisions made at the Ninth Session of the National People’s Congress, the State Council approved a comprehensive restructuring plan for China’s oil and gas industry to form CNPC. The principal goal of this restructuring was to eventually create two nationwide vertically integrated oil and gas companies. As part of the restructuring, which became effective on June 1, 1998, CNPC transferred to China Petrochemical Corporation (“Sinopec”) certain crude oil and natural gas production enterprises located in the eastern and coastal regions of China, and Sinopec transferred to CNPC certain refineries and petrochemical plants located in the north-eastern, northern and western regions of China.

      In accordance with the restructuring agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160,000 shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160,000 shares were the initial registered capital of the Company with a par value of RMB 1.00 per share.

      CNPC transferred to the Company certain assets, liabilities and interests in China related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, (iii) the production and sale of chemicals, and (iv) the transmission, marketing and sale of natural gas. The assets, liabilities and interests transferred by CNPC to the Company include (i) 13 crude oil and natural gas exploration and production enterprises and one exploration unit, (ii) 15 refining and petrochemical production enterprises, (iii) 21 marketing companies, (iv) one pipeline transmission company, (v) two research institutions, and (vi) production sharing contracts (collectively the “Core Units”). CNPC retained five chemical production facilities (Note 24) and certain other assets, liabilities and interests relating to its remaining business and operations, as well as certain domestic and all foreign subsidiaries and joint ventures.

2     BASIS OF PREPARATION

      The financial statements are presented on the consolidated basis beginning November 5, 1999 (date of formation of the Company) and on a carve-out combined basis for the periods prior to November 5, 1999. The carve-out combined basis presents the results of the Company and its subsidiaries (the “Group”) as if the Group had been in existence throughout all periods prior to November 5, 1999 and as if the predecessor operations and businesses of the Core Units and the five chemical production facilities retained by CNPC (Note 24) were transferred to the Company from CNPC as of the earliest period presented. In this context, no direct ownership existed in the historical periods among all the Core Units and accordingly, owner’s equity is shown in lieu of stockholders’ equity in the combined financial statements until November 5, 1999.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

      The Restructuring has been accounted for as a reorganization of business under common control and the Group is regarded as a continuing entity.

      The consolidated financial statements reflect assets, liabilities, revenues and expenses that were directly applicable to the businesses and operations transferred to the Group by CNPC including those for which the management may restructure or close although no specific plans have been approved. Management believes that all historical costs of operations, including those that were and are expected to be disposed of or eliminated, have been included in the consolidated financial statements.

      Expenses that could be specifically identified include the following:

•	purchases, services and other

•	field employee compensation costs

•	exploration expenses

•	depreciation, depletion and amortization

•	taxes other than income taxes

•	exchange gain and loss

•	interest expense

      For the periods prior to November 5, 1999, for those expenses for which a specific identification method was not practical, the allocation was made for each business segment as a percentage of the historical employee numbers, revenues or respective assets which existed during the period for which they are being used to allocate costs. Costs allocated to the Group from CNPC include two expense categories, employee compensation costs and selling, general and administrative expenses. Employee compensation costs related to housing subsidies and wages, salaries and social security costs of administration departments were allocated to the Group based on the percentage of number of employees of the Group to the total historical number of employees of CNPC. Selling, general and administrative expenses not specifically identifiable to the carved-out operations were allocated to the Group based on the total historical revenues, assets or employee numbers as follows: (i) transportation expenses were allocated to the Group based on the percentage of revenues of the Group to total historical revenues of CNPC, (ii) land use fees, property taxes and vehicle taxes were allocated to the Group based on the percentage of respective assets of the Group to total historical respective assets of CNPC, (iii) other selling, general and administrative expenses primarily including advertising, water, power, travel and office expenses were allocated to the Group based on the percentage of number of employees of the Group to the total historical number of employees of CNPC. The allocation methodology used for each business segment is the same as that used to allocate costs from CNPC to the Group. Management believes that the foregoing presents a reasonable basis of estimating what the Group’s expenses would have been on a historical basis. Subsequent to the formation of the Company, these costs are specifically identified and certain products and services are billed directly under the Comprehensive Products and Services Agreement.

      The Group is part of a larger group of companies under CNPC and has conducted a portion of its operations through arrangements with related parties. In accordance with the terms of the Comprehensive Products and Services Agreement, the Land Use Rights Leasing Contract and the Buildings Leasing Contract entered into between the Company and CNPC upon the formation

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

of the Company, the Group incurred additional operating expenses of approximately RMB 429 for the period from November 5, 1999 to December 31, 1999.

      The consolidated financial statements have been prepared in accordance with and comply with International Accounting Standards (“IAS”). This basis of accounting differs from the accounting principles generally accepted in the United States of America (“US GAAP”) (see Note 33). The statements are prepared on the historical cost convention as modified by the revaluation of certain property, plant and equipment.

      The consolidated financial statements are expressed in Renminbi (“RMB”), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2001 financial statements have been translated into United States dollars at the noon buying rate in New York City on December 31, 2001 for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00 = RMB 8.2766. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2001, or at any other date.

      The preparation of financial statements in accordance with IAS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

3     SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

     (a) Basis of consolidation

      The consolidated financial statements include the financial statements of the Company and the subsidiaries in which the Company directly or indirectly owns more than 50 percent voting interest or otherwise has the power to exercise control over their operations. The results of operations of subsidiaries are included in the consolidated statement of income, and the share attributable to minority interests is excluded from the consolidated net income. Intercompany balances and transactions have been eliminated.

      A listing of the Group’s principal subsidiaries is set out in Note 34.

     (b) Investments in equity affiliates

      Equity companies are entities in which the Group holds between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control and are accounted for using the equity method. Such equity interests are carried in the balance sheet at amounts that reflect its share of the net assets of the equity affiliates and include goodwill on acquisition. Equity accounting involves recognizing in the consolidated income statement the Group’s share of the income or loss for the year of the equity affiliates.

      A listing of the Group’s principal equity affiliates is shown in Note 17.

     (c) Foreign currencies

      Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the date of the transactions; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated income statement. Monetary assets and liabilities are translated at balance sheet date exchange rates.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

      The Group did not enter into any hedge contracts during any of the periods presented. No foreign currency exchange gains or losses were capitalized for any periods presented.

     (d) Financial instruments

      Financial instruments carried at the balance sheet date include cash and bank balances, investments, receivables, accounts payable, leases and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

      The Group had no derivative financial instruments in any of the years presented.

     (e) Investments

      On January 1, 2001 the Group adopted IAS 39 and classified its investments into the following categories: trading, held-to-maturity and available-for-sale. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets; during the year the Group did not hold any investments in this category. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in current assets if their respective maturity dates are twelve months or less from balance sheet date, or in non-current assets if their respective maturity dates are more than twelve months from balance sheet date; during the year the Group did not hold any investments in this category. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; these are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

      All purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs. Available-for-sale investments are not subsequently fair-valued because they do not have quoted market prices in active markets and whose fair values cannot be reliably measured. These investments are carried at cost, and are subject to review for impairments.

     (f) Property, plant and equipment

      Property, plant and equipment, including oil and gas properties (Note 3(g)), are initially recorded at cost less accumulated depreciation, depletion and amortization. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at revalued amount. Revaluations are performed by independent qualified valuers on a regular basis. As disclosed in Note 16, property, plant and equipment, excluding oil and gas reserves, were revalued as of June 30, 1999.

      Depreciation, depletion and amortization to write off the cost or valuation of each asset, other than oil and gas properties, to their residual values over their estimated useful lives is calculated using the straight-line method.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

      The Group uses the following useful lives for depreciation, depletion and amortization purposes:

Land use rights	over the land use right period of 30-50 years
Buildings	25-40 years
Plant and machinery	10-15 years
Equipment and motor vehicles	3-16 years

      No depreciation is provided for construction in progress until they are completed and put in use.

      The Group adopted IAS 36, “Impairment of Assets”, effective January 1, 2000. Property, plant and equipment are reviewed for possible impairment by evaluating whether the carrying amount of an individual asset exceeds the higher of its net selling price and its value in use, which is the estimated net present value of future cash flows to be derived from the continuing use of the asset and from its ultimate disposal. Prior to adoption of IAS 36, review for possible impairment was based on the criteria in Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of”. Adoption of IAS 36 did not have a material effect on the financial statements of the Group.

      Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining net income.

      Revaluation surpluses pertaining to revalued assets depreciated or disposed of are retained in the revaluation reserve and will not be available to offset possible future revaluation losses.

      Interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalized during the period of time that is required to complete and prepare the property for its intended use.

      Costs for planned major maintenance activities, primarily related to refinery turnarounds, are expensed as incurred except for costs of components that result in improvements and betterments which are capitalized as part of property, plant and equipment and depreciated over their useful lives, which is generally the period until the next scheduled major maintenance.

     (g) Oil and gas properties

      The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalized. Costs of exploratory wells are capitalized as construction in progress pending determination of whether the wells find proved reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Costs of wells with proved reserves remain capitalized. All other exploratory wells and geological and geophysical costs are expensed. The Group has no costs of unproved properties capitalized in oil and gas properties.

      The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Administrative rules issued by the

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

State Council provide that the maximum term of a production license is 30 years. However, in accordance with a special approval from the State Council, the Ministry of Land and Resources has issued production licenses effective March 2000 to the Group for all of its crude oil and natural gas reservoirs with terms coextensive with the projected production life of those reservoirs, ranging up to 55 years. Production licenses to be issued to the Group in the future will be subject to the 30-year maximum unless additional special approvals can be obtained from the State Council. Each of the Group’s production licenses is renewable upon application by the Group 30 days prior to expiration. Future oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses. Payments on such licenses are made annually and are expensed as incurred. The cost of oil and gas properties is amortized at the field level on the unit of production method. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group’s production licenses. The Group’s reserve estimates include only crude oil and natural gas which management believes can be reasonably produced within the current terms of these production licenses. The Group did not incur and does not anticipate to incur any material dismantlement, restoration and abandonment cost given the nature of its onshore producing activities and current PRC regulations governing such activities.

     (h) Intangible assets

      Expenditure on acquired patents, trademarks, technical know-how and licenses is capitalized and amortized using the straight-line method over their useful lives, generally over 14 to 20 years. Intangible assets are not revalued. The Group does not capitalize internally generated intangible assets. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment where it is considered necessary. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount. The impairment loss is recognized in the consolidated income statement. The recoverable amount is measured as the higher of net selling price and value in use, which is the present value of estimated future cash flows to be derived from continuing use of the asset and from its ultimate disposal.

     (i) Leases

      Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as capital leases. Capital leases are capitalized at the inception of the leases at the lower of the fair value of the leased property or the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. Property, plant and equipment acquired under capital lease are generally depreciated over the useful life of the asset as the Group usually obtains ownership of such leased assets by the end of the leased term.

      Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are expensed on the straight-line basis over the lease term.

     (j) Related parties

      Related parties are corporations in which CNPC is a major shareholder and is able to exercise significant influence.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

     (k) Inventories

      Inventories are oil products, chemical products, and materials and supplies, which are stated at the lower of cost or net realizable value. Cost is determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labor, other direct costs and related production overheads, but excludes interest expense. Net realizable value is the estimate of the selling price in the ordinary course of business, less the cost of completion and selling expenses.

     (l) Trade receivables

      Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. Such provision for impairment of trade receivables is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

     (m) Cash and cash equivalents

      Cash equivalents comprise cash in hand and investments with maturities of three months or less from the time of purchase.

     (n) Debts

      Debts are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, debts are stated at amortized cost using the effective yield method; except for the portion eligible for capitalization, any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the debts.

     (o) Taxation

      Approval was obtained from the State Administration for Taxation to report taxable income on a consolidated basis commencing from the formation of the Company. Prior to the formation of Company, income tax was provided on the taxable income of each of the individual Core Units, which file separate tax returns for the year in which they were chargeable to tax.

      Deferred income tax is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

      The principal temporary differences arise from depreciation on oil and gas properties and equipment and allowances for doubtful accounts, inventories and permanent diminution in value of investments. Deferred tax assets relating to the carry-forward of unused tax losses are recognized to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilized.

      The Group also incurs various other taxes, which are not income taxes. Taxes other than income taxes, which form part of the operating expenses, primarily comprise consumption tax, resource tax, urban construction tax, education surcharges and business tax.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

     (p) Revenue recognition

      Sales are recognized upon delivery of products and customer acceptance, if any, or performance of services, net of sales taxes and discounts. Revenues are recognized only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

     (q) Provisions

      Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

     (r) Research and development expenses

      Research expenditure incurred is recognized as an expense. Costs incurred on development projects are recognized as intangible assets to the extent that such expenditure is expected to generate future economic benefits. Research and development expenses were RMB 1,023, RMB 1,751 and RMB 1,896 for the years ended December 31, 1999, 2000 and 2001, respectively.

     (s) Retirement benefit plans

      The Group contributes to various employee retirement benefit plans organized by municipal and provincial governments under which it is required to make monthly contributions to these plans at rates prescribed by the related municipal and provincial governments. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees of the Group. Contributions to these plans are charged to expense as incurred.

     (t) New accounting developments

      The International Accounting Standards Committee (“IASC”) has issued IAS 41 “Agriculture”, effective for financial statements covering periods beginning on or after January 1, 2003. The Group does not engage in agricultural activity, therefore IAS 41 is not currently applicable to the Group.

      IASC’s Standing Interpretations Committee (“SIC”) has recently issued SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”, SIC-28 “Business Combinations —” Date of Exchange” and Fair Value of Equity Instruments”, SIC-29 “Disclosure — Service Concession Arrangements”, and SIC-31 “Revenue — Barter Transactions Involving Advertising Services”, effective December 31, 2001, SIC-30 “Reporting Currency — Translation from Measurement Currency to Presentation Currency” and SIC-33 “Consolidation and Equity Method — Potential Voting Rights and Allocation of Ownership Interests”, effective for annual financial periods beginning on or after January 1, 2002, and SIC-32 “Intangible Assets — Web Site Costs”, effective March 25, 2002. The Group has implemented SIC-27 on December 31, 2001 and the adoption of this new SIC-27 did not have a material impact on the reported financial position or results of the Group. SIC-28, SIC-29, SIC-30, SIC-31, SIC-32 and SIC-33 are not currently applicable to the Group.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

4     EMPLOYEE COMPENSATION COSTS

	Year Ended December 31,

	1999	2000	2001

	RMB	RMB	RMB
Wages and salaries	7,807	9,082	9,244
Social security costs	3,257	5,348	4,748

	11,064	14,430	13,992

     (i) Social security costs

      The amounts represent contributions to funds for staff welfare organized by the municipal and provincial governments including contributions to the retirement benefit plans (Note 25).

     (ii) One-time remedial payments for staff housing

      The Ministry of Finance of the PRC issued several public notices and regulations during the year ended December 31, 2000 and in January 2001 with respect to the one-time remedial payments for staff housing payable to certain employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards as determined in accordance with government regulations and guidelines. These Ministry of Finance notices and regulations also provided that the portion of remedial payments attributable to the periods prior to a restructuring of the employer enterprise from a wholly state-owned status to a less than wholly state-owned status is to be borne by the state shareholder of the enterprise.

      As described in Note 1, the restructuring that resulted in the formation of the Group took place in November 1999. As such, the one-time remedial housing payments payable to the eligible employee of the Group are to be borne by the state shareholder of the Group and will not have a material adverse effect on the results of operations of the Group or its financial position. The Group is evaluating available information and pending additional local standards and guidelines of a number of locations in which it has operations in order to determine a reliable estimate of the amounts payable to the qualifying employees and reimbursable by the state shareholder of the Group.

5	EMPLOYEE SEPARATION COSTS AND SHUT DOWN OF MANUFACTURING ASSETS

      During the year ended December 31, 2000 the Group recorded direct charges totalling RMB 6,579 directly related to management decisions to implement group-wide productivity improvement initiatives and write-down of certain less efficient manufacturing facilities in the following segments: Exploration and Production — RMB 2,694; Refining and Marketing — RMB 1,918; Chemicals and Marketing — RMB 1,922; Natural Gas — RMB 45.

      These charges included RMB 4,215 related to employee separation costs payable at the time of completion of separation procedures for approximately 52,300 employees. As of December 31, 2000, approximately 38,400 employees have been separated with payments totalling RMB 3,180. The remaining 13,900 separations were processed in 2001 at payments of approximately RMB 1,035.

      The remaining charge of RMB 2,364 related to the write-down of certain less efficient operating facilities in the refining (RMB 945) and chemical (RMB 1,419) manufacturing plants. The charge of RMB 2,364 represented the net book value of the facilities. Both the amounts of

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

estimated dismantlement and removal costs and estimated proceeds from the sale of equipment and scrap are not expected to be significant.

      During the year ended December 31, 2001, in addition to the above-mentioned employee separation program for 2000, the Group recorded another direct charge of RMB 478 for the separation of 5,900 employees.

6     INTEREST EXPENSE

	Year Ended December 31,

	1999	2000	2001

	RMB	RMB	RMB
Interest on
— loans	9,445	6,529	4,775
— capital leases	62	27	27
Less: amounts capitalized	(611)	(508)	(653)

	8,896	6,048	4,149

      Amounts capitalized are borrowing costs related to funds borrowed specifically for the purpose of acquiring qualifying assets. Interest rate on such capitalized borrowings was 5.43% (2000: ranged from 5.54% to 7.94%).

7     INCOME TAXES

	Year Ended December 31,

	1999	2000	2001

	RMB	RMB	RMB
PRC current tax	9,870	24,837	19,154
Deferred tax (Note 21)	(498)	1,987	3,861
Share of tax of equity affiliates	31	161	39

	9,403	26,985	23,054

      In accordance with the relevant PRC income tax rules and regulations, the enacted PRC income tax rate applicable to the Group is 33% (2000: 33%).

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

      The tax on the Group’s income before income taxes differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

	Year Ended December 31,

	1999	2000	2001

	RMB	RMB	RMB
Income before income taxes	36,531	82,051	69,458
Tax calculated at a tax rate of 33%	12,055	27,077	22,921
Special deductions relating to exploration and production activities (Note (i))	(4,111)	—	—
Unrecognized deferred tax benefit arising from tax losses of Core Units no longer available for use after the Restructuring	2,001	—	—
Income not subject to tax	(56)	—	(140)
Expenses not deductible for tax purposes	392	—	273
Other (Note (ii))	(878)	(92)	—

Tax charge	9,403	26,985	23,054

(i)	Special deductions relating to exploration and production activities represented tax deductions in excess of the actual expenses with respect to exploration and production activities. Accordingly, these deductions represented permanent differences between the tax and accounting bases. Such special deductions ceased to be available upon formation of the Company.

(ii)	Other primarily represents depreciation on asset base adjustment under PRC accounting regulations not recognized in the IAS financial statements but deductible for tax purposes.

8     BASIC AND DILUTED NET INCOME PER SHARE

      Basic and diluted net income per share for the years ended December 31, 1999 have been computed by dividing net income by the 160,000 state-owned shares issued and outstanding upon the establishment of the Company on November 5, 1999 as if such shares had been outstanding during the year.

      Basic and diluted net income per share for the year ended December 31, 2000 have been computed by dividing net income by the weighted average number of 171,630 shares issued and outstanding for the year.

      Basic and diluted net income per share for the year ended December 31, 2001 have been computed by dividing net income by the number of 175,824 shares issued and outstanding for the year.

      There are no dilutive potential ordinary shares.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

9     DIVIDENDS

	Year Ended December 31,

	1999	2000	2001

	RMB	RMB	RMB
Distribution to CNPC (Note (i))	—	2,640	—
Interim dividend for 2000 (Note (ii))	—	10,381	—
Final dividend for 2000 (Note (iii))	—	—	14,473
Interim dividend for 2001 (Note (iv))	—	—	12,226

	—	13,021	26,699

(i)	In accordance with the restructuring agreement entered into between the Company and CNPC, during the year ended December 31, 2000 the Company paid a distribution to CNPC of RMB 2,640, which represents the net income for the period from October 1, 1999 to November 4, 1999 determined in accordance with the PRC accounting regulations. Accordingly, this distribution was recorded as a reduction to capital reserve (Note 23).

(ii)	An interim dividend of RMB 0.059042 per share, totaling RMB 10,381 was paid on October 5, 2000.

(iii)	At the meeting on April 23, 2001, the Board of Directors proposed a final dividend in respect of 2000 of RMB 0.082315 per share amounting to a total of RMB 14,473. The dividend payment was approved by the shareholders in the annual general meeting on June 8, 2001. This dividend payable was not accounted for in the Company’s financial statements for the year ended December 31, 2000. It was paid on June 22, 2001, and was accounted for in shareholders’ equity as a deduction of retained earnings in the year ended December 31, 2001.

(iv)	As authorized by shareholders in the annual general meeting on June 8, 2001, the Board of Directors, in a meeting held on August 30, 2001, resolved to distribute an interim dividend in respect of 2001 of RMB 0.069535 per share amounting to RMB 12,226. This dividend was paid on October 8, 2001, and was accounted for in the shareholders’ equity as a deduction of retained earnings in the year ended December 31, 2001.

(v)	At the meeting on April 15, 2002, the Board of Directors proposed a final dividend in respect of 2001 of RMB 0.050272 per share amounting to a total of RMB 8,839. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders’ equity as a reduction of retained earnings in the year ending December 31, 2002.

10	CASH AND CASH EQUIVALENTS

	At December 31,

	2000	2001

	RMB	RMB
Cash at bank and in hand	18,060	11,117

      The weighted average effective interest rates on short-term bank deposits were 2.96% and 2.88% for the years ended December 31, 2000 and 2001, respectively.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

11	RECEIVABLES UNDER RESALE AGREEMENTS

      Securities purchased under agreements to resell (“resale agreements”) are recorded as receivables under resale agreements. The difference between purchase and resell prices is treated as interest and accrued over the life of resale agreements using the effective yield method.

      Resale agreements are accounted for as collateralised financing transactions and are recorded at their contractual amounts plus interest accrued. The underlying collaterals are principally the PRC government bonds.

12     NOTES RECEIVABLE

      Notes receivable represents mainly the bills of acceptance issued by banks for sales of goods and produces. All notes receivable are due within one year.

13     ACCOUNTS RECEIVABLE

	At December 31,

	2000	2001

	RMB	RMB
Accounts receivable due from third parties	17,589	12,319
Less: Allowance for doubtful accounts	(5,516)	(6,207)

	12,073	6,112
Accounts receivable due from related parties
— Fellow subsidiaries	—	1,740
— Equity affiliates	622	57

	12,695	7,909

	Year Ended December 31,

	1999	2000	2001

	RMB	RMB	RMB
Balance at beginning of year	5,176	5,119	5,516
Provision	384	772	1,261
Amount written off against provision	(441)	(375)	(570)

Balance at end of year	5,119	5,516	6,207

      Amounts due from related parties are interest free, unsecured and repayable in accordance with normal commercial terms.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

14     INVENTORIES

	At December 31,

	2000	2001

	RMB	RMB
Crude oil and other raw materials	8,018	7,774
Work in progress	4,031	4,043
Finished goods	20,817	16,829
Spare parts and consumables	107	81

	32,973	28,727
Less: Allowance for diminution in value of inventories	(1,459)	(766)

	31,514	27,961

      Movements in allowance for diminution in value of inventories, which relate primarily to oil and chemical products, are as follows:

	Year Ended December 31,

	1999	2000	2001

	RMB	RMB	RMB
Balance at beginning of year	653	454	1,459
Provision (Write back)	19	1,236	(586)
Amount written off against provision	(218)	(231)	(107)

Balance at end of year	454	1,459	766

      Cost of inventory recognized as expense (approximates cost of goods sold) amounted to RMB 93,795, RMB 113,055 and RMB 123,890 for the years ended December 31, 1999, 2000 and 2001, respectively.

      Inventories of the Group carried at net realizable value amounted to RMB 14,378 and RMB 2,228 at December 31, 2000 and 2001, respectively.

      No inventories were pledged at December 31, 2000 and 2001.

15     PREPAID EXPENSES AND OTHER CURRENT ASSETS

	At December 31,

	2000	2001

	RMB	RMB
Other receivables	11,599	11,774
Less: Allowance for doubtful accounts	(4,926)	(4,551)

	6,673	7,223
Amounts due from CNPC	—	4,536
Amounts due from fellow subsidiaries	—	8,418
Advances to suppliers	1,881	1,536
Prepaid expenses	246	260
Other current assets	133	335

	8,933	22,308

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

      Other receivables consist primarily of taxes other than income taxes refund receivable, subsidies receivable, and receivables from the sale of materials and scrap.

      Amounts due from CNPC and fellow subsidiaries are interest-free, unsecured and repayable in accordance with normal commercial terms.

      Movements in allowance for doubtful accounts are as follows:

	Year Ended December 31,

	1999	2000	2001

	RMB	RMB	RMB
Balance at beginning of year	4,267	4,281	4,926
Provision	367	805	56
Amount written off against provision	(353)	(160)	(431)

Balance at end of year	4,281	4,926	4,551

16	PROPERTY, PLANT AND EQUIPMENT

Year Ended	Land and	Oil and Gas	Plant and	Motor		Construction
December 31, 2000	Buildings	Property	Equipment	Vehicles	Other	in Progress	Total

	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation
At beginning of the year	33,654	259,370	186,796	6,865	6,112	20,722	513,519
Additions	1,938	42	2,784	328	141	54,529	59,762
Transfers	1,716	44,142	4,420	444	422	(51,144)	—
Disposals and write off	(606)	(18,480)	(11,395)	(1,583)	(2,951)	—	(35,015)

At end of the year	36,702	285,074	182,605	6,054	3,724	24,107	538,266

Accumulated depreciation
At beginning of the year	(5,734)	(113,105)	(65,480)	(2,387)	(1,823)	—	(188,529)
Charge for the year	(2,384)	(17,716)	(10,839)	(1,591)	(745)	—	(33,275)
Disposals and write off	398	13,896	7,397	1,376	1,700	—	24,767

At end of the year	(7,720)	(116,925)	(68,922)	(2,602)	(868)	—	(197,037)

Net book value
At end of the year	28,982	168,149	113,683	3,452	2,856	24,107	341,229

Carrying value of the property, plant and equipment had they been stated at cost less accumulated depreciation	23,807	139,629	82,664	2,386	2,031	24,107	274,624

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

Year Ended	Land and	Oil and Gas	Plant and	Motor		Construction
December 31, 2001	Buildings	Property	Equipment	Vehicles	Other	in Progress	Total

	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation
At beginning of the year	36,702	285,074	182,605	6,054	3,724	24,107	538,266
Additions	1,242	733	370	160	168	58,508	61,181
Transfers	10,521	33,500	10,192	646	1,212	(56,071)	—
Disposals	(632)	(14,208)	(616)	(561)	(175)	—	(16,192)

At end of the year	47,833	305,099	192,551	6,299	4,929	26,544	583,255

Accumulated depreciation
At beginning of the year	(7,720)	(116,925)	(68,922)	(2,602)	(868)	—	(197,037)
Charge for the year	(1,888)	(18,423)	(11,415)	(564)	(563)	—	(32,853)
Disposals	334	10,736	279	247	102	—	11,698

At end of the year	(9,274)	(124,612)	(80,058)	(2,919)	(1,329)	—	(218,192)

Net book value
At end of the year	38,559	180,487	112,493	3,380	3,600	26,544	365,063

Carrying value of the property, plant and equipment had they been stated at cost less accumulated depreciation	33,333	156,018	85,246	2,652	2,798	26,544	306,591

      Property, plant and equipment under capital leases at the end of year are as follows:

	At December 31,

	2000	2001

	RMB	RMB
Refining and marketing	245	88
Chemicals	433	433
Accumulated amortization	(71)	(93)

	607	428

      All capital leases are related to plant and equipment and generally contain purchase options at the end of the lease term.

      Depreciation expenses on property, plant and equipment are as follows:

	Year Ended December 31

	1999	2000	2001

	RMB	RMB	RMB
Owned assets	22,853	33,249	32,831
Assets under capital lease	35	26	22

      Repair and maintenance costs were RMB 4,376, RMB 4,883 and RMB 4,235 for the years ended December 31, 1999, 2000 and 2001, respectively.

      Bank borrowings are secured on properties at net book value of RMB 786 and RMB 539 at December 31, 2000 and 2001, respectively.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

      As part of the Restructuring and as required by the relevant PRC regulations, a valuation of the contributed property, plant and equipment on the asset class level by business segment, excluding oil and gas reserves, was carried out as of June 30, 1999 by China Enterprise Appraisal, a firm of independent valuers registered in the PRC. The valuation was performed in order to determine the fair value of such contributed property, plant and equipment and establish amounts for share capital and capital reserve. The valuation was based on depreciated replacement costs, which will be carried out periodically in the future.

      The value of the above-contributed property, plant and equipment was determined at RMB 309,254, which resulted in RMB 80,549 in excess of the prior carrying value of the property, plant and equipment as of June 30, 1999. The amount of revaluation reserve of RMB 79,945 appearing in the consolidated statement of changes in shareholders’ equity represents this excess amount, net of RMB 604 allocated to minority interests. The total increase in the carrying value of property, plant and equipment was recorded as an increase in the carrying value of gross property, plant and equipment of RMB 144,452 and an increase in accumulated depreciation of RMB 63,903 at June 30, 1999. The revaluation also identified certain property, plant and equipment with a net carrying value in excess of the appraised value of RMB 1,122, which was recorded as an expense for the year ended December 31, 1999. In connection with the application for listing of the Company’s shares on The Stock Exchange of Hong Kong Limited, the Company engaged Chesterton Petty Limited, independent valuers in Hong Kong, to value certain of the Group’s properties as of September 30, 1999. The valuation of such assets is not materially different from that arrived at by China Enterprise Appraisal as of June 30, 1999. For the purpose of the preparation of the financial statements, the above revaluation was recognized in the consolidated financial statements as of June 30, 1999.

17     INVESTMENTS

	At
	December 31,

	2000	2001

	RMB	RMB
Investments in equity affiliates
Share of net assets at end of year	3,003	3,992
Unlisted available-for-sale investments	2,153	1,850

	5,156	5,842
Less: Allowance for diminution in value of investments	(372)	(406)

Total	4,784	5,436

      Movements in allowance for diminution in value of investments are as follows:

	Year Ended December 31,

	1999	2000	2001

	RMB	RMB	RMB
Balance at beginning of year	216	349	372
Provision	133	23	34

Balance at end of year	349	372	406

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

      Principal affiliates accounted for under equity method are:

	Country of	Paid-up/	Equity
	Establishment	Registered	Interest
Company Name	and operations	Capital	Held (%)	Principal Activities

Petroleum Long Champ (Group) Co., Ltd.	PRC	RMB 240	35.9	Design and construction of oil pipelines and provision of consulting services
Dalian West Pacific Petrochemical Co., Ltd.	PRC	US$258	22.9	Production and sale of refined and petrochemical products

      Share of net loss of equity affiliates included in retained earnings of the Group was RMB 260 (2000: RMB 391) at December 31, 2001. Dividends received and receivable from equity affiliates were RMB 171 (2000: RMB 320) in 2001.

      Available-for-sale investments, comprising principally unlisted equity securities. These investments are classified as non-current assets, unless they are expected to be realized within twelve months of the balance sheet date or unless they will need to be sold to raise operating capital.

      Dividend income from other unlisted investments was RMB 41 and RMB 33 and RMB 123 for the years ended December 31, 1999, 2000 and 2001, respectively.

18     INTANGIBLE AND OTHER ASSETS

      Intangible and other assets consist of the following:

	At December 31,

	2000			2001

		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

	RMB	RMB	RMB	RMB	RMB	RMB
Patents	1,776	(610)	1,166	2,063	(758)	1,305
Technical know-how	383	(97)	286	507	(175)	332

Intangible assets	2,159	(707)	1,452	2,570	(933)	1,637
Other assets	1,471	(337)	1,134	2,951	(625)	2,326

	3,630	(1,044)	2,586	5,521	(1,558)	3,963

      Amortization on intangible assets was RMB 300, RMB 485 and RMB 514 for the years ended December 31, 1999, 2000 and 2001, respectively.

      Patents principally represent expenditure incurred in acquiring processes and techniques that are generally protected by government authorities. Technical know-how amounts are attributable to operational technology acquired in connection with purchase of equipment. The technical know-how costs are included as part of the purchase price by contracts and are distinguishable.

      Other assets primarily consisted of long-term prepaid expenses to service providers.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

19     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	At December 31,

	2000	2001

	RMB	RMB
Trade payables	4,697	4,439
Advances from customers	2,445	2,826
Salaries and welfare payable	3,008	3,418
Accrued expenses	33	28
Dividends payable by subsidiaries to minority shareholders	69	50
Interest payable	44	385
Construction fee and equipment cost payables	13,110	13,520
Payable to Sinopec	849	1,710
Advances from Sinopec	65	128
Other payables	8,520	8,917
Amounts due to related parties
— CNPC	17	87
— Fellow subsidiaries	2,830	15,178
— Equity affiliates	1,115	528

	36,802	51,214

      Amounts due to related parties are interest-free, unsecured and repayable in accordance with normal commercial terms.

20     DEBT

  (a) Short-term debt

	At December 31,

	2000	2001

	RMB	RMB
Bank loans
— secured	80	56
— unsecured	14,814	16,615
Loans from fellow subsidiaries	14,269	1,268
Other	10	13

	29,173	17,952
Current portion of long-term debt	9,903	5,159

	39,076	23,111

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

  (b) Long-term debt

		At December 31,

	Interest Rate and Final Maturity	2000	2001

		RMB	RMB
Renminbi-denominated loans:
Bank loans for the development of oil fields and construction of refining plants	Majority variable interest rates ranging from interest free to 8.60% per annum as of December 31, 2001, with maturities through 2010	29,816	27,073
Bank loans for working capital	Majority variable interest rates ranging from interest free to 6.44% per annum as of December 31, 2001, with maturities through 2004	136	6,333
Loans from related parties for the development of oil fields and construction of refining plants	Majority variable interest rates ranging from 5.43% to 5.59% per annum as of December 31, 2001, with maturities through 2008	7,819	13,120
Working capital loans from related parties	Floating interest rate at 5.35% per annum as of December 31, 2001, with maturity through 2004	360	4,000
Working capital loans	Majority variable interest rates ranging from interest free to 6.44% per annum as of December 31, 2001, with maturities through 2002, including a loan with no fixed repayment term	315	313
US Dollar-denominated loans:
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from 2.30% to 8.66% per annum as of December 31, 2001, with maturities through 2038	6,633	7,688
	Floating interest rates ranging from 1.98% to 7.60% per annum as of December 31, 2001, with maturities through 2015	9,295	2,853
Loans from related parties for the development of oil fields and construction of refining plants	Floating interest rate at LIBOR minus 0.25% per annum as of December 31, 2001, with maturities through 2005	1,473	3,633
Loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from interest free to 1.55% per annum as of December 31, 2001, with maturities through 2022	664	654
Japanese Yen-denominated loans:
Bank loans for the development of oil fields and construction of refining plants	Majority fixed interest rates ranging from 1.88% to 5.30% per annum as of December 31, 2001, with maturities through 2022	1,233	917

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

		At December 31,

	Interest Rate and Final Maturity	2000	2001

		RMB	RMB
Euro-denominated loans:
Bank loans for the development of oil fields and construction of refining plants	Majority fixed interest rates ranging from 1.80% to 8.50% per annum as of December 31, 2001, with maturities through 2023	1,088	792
British Pound-denominated loans:
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rate at 2.85% per annum as of December 31, 2001, with maturities through 2007	741	603
Loans for the development of oil fields and construction of refining plants	Fixed interest rate at 5.17% per annum as of December 31, 2001, with maturities through 2011	893	788

		60,466	68,767
Debentures		2,385	1,650
Capital lease obligations		393	226

Total long-term debt		63,244	70,643
Less: current portion of long-
term debt		(9,903)	(5,159)

		53,341	65,484

      Debentures were issued at fixed interest rates ranging from 4.50% to 9.00% with maturities through 2007. Other loans represent loans from independent third parties other than banks with fixed interest rates ranging from interest free to 6.44%. Interest free loans amounted to RMB 868 and RMB 726 at December 31, 2000 and 2001, respectively. Interest free loans were treated as government assistance and no imputation of interest expense on such loans was recognized in the Group’s consolidated financial statements.

      In connection with the Restructuring, CNPC assumed approximately RMB 30,500 of the Group’s debt on June 30, 1999, the effect of which is included in the net contribution by owner in the consolidated statement of changes in shareholders’ equity.

      Bank borrowings of RMB 17,712 and RMB 1,697 were guaranteed by CNPC and its subsidiaries at December 31, 2000 and 2001, respectively.

      The Group’s borrowings include secured liabilities (leases and bank borrowings) totalling RMB 474 and RMB 284, respectively, at December 31, 2000, and 2001. Bank borrowings are secured over certain of the Group’s property, plant and equipment (see Note 16). Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

      As part of the Restructuring, the Company and CNPC agreed to the transfer of related debts from CNPC to the Company. Outstanding balances of the debts transferred from CNPC to the Company have been included in the Company’s financial statements as at December 31, 2000 and 2001.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

	At December 31,

	2000	2001

	RMB	RMB
Total debt:
— at fixed rates	45,080	35,045
— at variable rates	47,337	53,550

	92,417	88,595

Weighted average effective interest rates:
— bank loans	5.94%	5.65%
— loans from related parties	5.33%	4.82%
— loans from third parties	3.07%	2.95%
— debentures	6.09%	5.32%
— capital lease obligations	8.08%	3.98%

      The carrying amounts and fair values of long-term debt (excluding capital lease obligations) are as follows:

	Carrying Amounts
	at December 31,

	2000	2001

	RMB	RMB
Bank loans	48,942	46,259
Loans from related parties	9,652	20,753
Debentures	2,385	1,650
Other	1,872	1,755

	62,851	70,417

	Fair Values at
	December 31,

	2000	2001

	RMB	RMB
Bank loans	49,074	46,487
Loans from related parties	9,652	20,752
Debentures	2,388	1,604
Other	1,505	1,573

	62,619	70,416

      The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the balance sheet dates. Such discount rates ranged from 0.62% to 6.60% as of December 31, 2001 depending on the type of the debt. The carrying amounts of short-term borrowings and capital lease obligations approximate their fair value.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

      Maturities of long-term debt (excluding capital lease obligations) at the dates indicated below are as follows:

	At December 31,

	2000	2001

	RMB	RMB
First year	9,740	5,055
Second year	4,943	6,131
Third year	6,258	22,064
Fourth year	9,808	13,864
Fifth year	10,289	7,926
Thereafter	21,813	15,377

	62,851	70,417

      Future minimum payments on capital lease obligations at the dates indicated below are as follows:

	At December 31,

	2000	2001

	RMB	RMB
First year	192	112
Second year	121	70
Third year	74	41
Fourth year	43	17
Fifth year	22	—

	452	240
Future finance charges on capital lease obligations	(59)	(14)

Present value of capital lease obligations	393	226

The present value of capital lease obligations can be analyzed as follows:
First year	163	104
Second year	104	66
Third year	66	39
Fourth year	39	17
Fifth year	21	—

	393	226

21     DEFERRED INCOME TAXES

      Deferred income taxes are calculated on temporary differences under the liability method using a principal tax rate of 33%.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

      The movements in the deferred income tax account are as follows:

	Year Ended December 31

	1999	2000	2001

	RMB	RMB	RMB
At beginning of year	10,381	1,182	3,169
Transfer to capital reserve (note i)	(8,701)	—	—
Income statement charge (credit) (Note 7)	(498)	1,987	3,861

At end of year	1,182	3,169	7,030

      Deferred tax balances are attributable to the following items:

	At December 31,

	2000	2001

	RMB	RMB
Deferred tax assets:
Current
Provisions, primarily for receivables and inventories	(3,948)	(3,471)
Tax losses of subsidiaries	(116)	(111)
Non current
Shut down of manufacturing assets	(759)	—
Other	(120)	(643)

Total deferred tax assets	(4,943)	(4,407)

Deferred tax liabilities
Current
Sales (note ii)	4,401	4,401
Non current
Accelerated depreciation	3,711	7,036

Total deferred tax liabilities	8,112	11,437

Net deferred tax liabilities	3,169	7,030

(i)	Under a special approval granted by the Ministry of Finance, the effect of the revaluation is available as additional depreciation base for the purposes of determining taxable income. Accordingly, no deferred tax liability is generated as a result of the revaluation. In addition, temporary differences arising from accelerated depreciation accumulated up to the formation of the Company were eliminated and the related deferred tax liability brought forward was transferred to capital reserve.

(ii)	Prior to the formation of the Company in November 1999, Core units in the Exploration and Production segment were required to remit to the headquarters a portion of the proceeds arising from crude oil sales. These remittances were deductible for income tax purposes. The amounts received by the headquarters were taxable to the extent recorded as income. A portion of the remittances received by the headquarters may be deferred for determination of income tax, thus generating temporary differences between the tax and accounting bases. Such deferral ceased to be available upon the formation of the Company.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

(iii)	No valuation allowances were recognized on deferred tax assets as the Company anticipated to fully realize such assets.

22     SHARE CAPITAL

	At December 31,

	2000	2001

	RMB	RMB
Registered, issued and fully paid:
State-owned shares	158,242	158,242
H shares and ADSs (each representing 100 H shares)	17,582	17,582

	175,824	175,824

      As at December 31, 1999, the registered capital of the Company was RMB 160,000 consisting of 160 billion state-owned shares of RMB 1.00 each. Such shares were issued to CNPC, credited as fully paid in consideration for the transfer of the relevant assets and liabilities by CNPC. The details of the Restructuring are set out in Note 1.

      On April 7, 2000, the Company completed a global initial public offering (“Global Offering”) pursuant to which 17,582,418,000 shares of RMB 1.00 each, representing 13,447,897,000 H shares and 41,345,210 American Depositary Shares (“ADSs”, each representing 100 H shares), were issued at prices of HK$1.28 per H share and US$16.44 per ADS, respectively, for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares. The H shares and ADSs were listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange on April 7, 2000 and April 6, 2000, respectively.

      The 17,582,418,000 H shares issued by the Company comprise 15,824,176,000 shares offered by the Company, and 1,758,242,000 shares offered by CNPC pursuant to an approval from China Securities Regulatory Commission to convert the state-owned shares owned by CNPC.

      Shareholders’ rights are governed by the PRC Company Law that requires an increase in registered capital to be approved by the shareholders in general meeting and the relevant PRC Government and regulatory authorities.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

23     RESERVES

			Statutory	Statutory
			Common	Common
			Reserve	Welfare
	Capital	Revaluation	Fund	Fund
	Reserve	Reserve	(note a)	(note b)	Total

	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2000	(33,096)	79,945	124	112	47,085
Issue of shares	4,512	—	—	—	4,512
Transfer from retained earnings to reserves	—	—	4,694	4,231	8,925
Transfer from retained earnings to reserves by subsidiaries			4,130	2,064	6,194
Distribution to CNPC (Note 9(i))	(2,640)	—	—	—	(2,640)

Balance at December 31, 2000	(31,224)	79,945	8,948	6,407	64,076
Premium arising from issue of shares by an equity affiliate	56	—	—	—	56
Transfer from retained earnings to reserves	—	—	3,966	3,570	7,536
Transfer from retained earnings to reserves by subsidiaries	—	—	3,305	1,601	4,906

Balance at December 31, 2001	(31,168)	79,945	16,219	11,578	76,574

(a)	Pursuant to PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net income, as determined under the PRC accounting regulations, to statutory common reserve fund until the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

The statutory common reserve fund shall only be used to make good previous years’ losses, to expand the Company’s production operations, or to increase the capital of the Company. Upon approval by a resolution of shareholders’ general meeting, the Company may convert its statutory common reserve fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the reserve fund after such issue is not less than 25% of the registered capital.

(b)	Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 5% to 10% of its net income, as determined under the PRC accounting regulations, to the statutory common welfare fund. This fund can only be used to provide staff welfare facilities and other collective benefits to the Company’s employees. This fund is non-distributable other than in liquidation. The directors have proposed to transfer 9% (2000: 9%) of the net income, as determined under the PRC accounting regulations, for the year ended December 31, 2001 to the statutory common welfare fund.

(c)	The Company’s distributable reserve is the retained earnings computed under the PRC accounting regulations, which amounted to RMB 25,258 (2000: RMB 14,197) as of December 31, 2001. The distributable reserve computed under the PRC accounting regulations at December 31, 2001 had been arrived at after the accrual for the proposed final dividend in respect of year 2001 of RMB 8,839 (Note 9(v)).

(d)	As of December 31, 2001, revaluation surpluses relating to depreciation and disposals amounted to approximately RMB 21,179 (2000: RMB 12,821).

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

24     NET ASSETS RETAINED BY CNPC

      Prior to November 5, 1999, the date of formation of the Company, the consolidated financial statements include the financial position and results of operations of five chemical production facilities. These chemical production facilities are retained by CNPC and the assets and related operations are not included in the Group’s operations after November 5, 1999. The table below reflects the consolidated results of operations of the five chemical production units.

Year Ended
December 31,
1999

Sales and other operating revenues	311
Loss from operations	(2,289)
Net loss	(2,302)

      Loss from operations and net loss for the years ended December 31, 1999 include impairment charges of RMB 2,007. The impairment charges relate to the plant and equipment related to the butadiene rubber and high carbon alcohol facilities. At each balance sheet date, CNPC management identified impairment indicators at these two facilities and in accordance with SFAS 121, compared the carrying amount of each facility to the estimated undiscounted future cash flows for each facility based on the best available evidence. CNPC management determined that after a relatively short period of operations that the facilities would not generate sufficient positive cash flows in the future to recover their related carrying values primarily due to low utilization at the butadiene rubber facility, the low price of high carbon alcohol and high operating cost of both facilities. These facilities are assets held for use since in the PRC, assets cannot be disposed of without the approval of the central government and CNPC continues to operate these facilities. Accordingly, the carrying values of these facilities were written down to fair value based on the asset held for use model using the present value of estimated future cash flows. For the other three facilities, CNPC management determined, at each balance sheet date, that based on the best available evidence, the estimated undiscounted future cash flows for each of such facilities were in excess of each of such facility’s carrying amount and, consequently, no impairment was necessary under SFAS 121.

      The depreciation charges on these facilities amounted to RMB 218 for the year ended December 31, 1999.

25     PENSIONS

      The Group participates in various retirement benefit plans organized by municipal and provincial governments under which it is required to make monthly contributions to these plans at rates ranging from 16% to 22% of the employees’ basic salary for the relevant periods. The Group currently has no additional cost for the payment of retirement and other post-retirement benefits of employees other than the monthly contributions described above. Expenses incurred by the Group in connection with the retirement benefit plans were RMB 1,765, RMB 1,817 and RMB 1,805 respectively, for the years ended December 31, 1999, 2000 and 2001.

26     FINANCIAL INSTRUMENTS

      The Group holds or issues various financial instruments which expose it to credit, interest rate and foreign exchange rate risks. In addition, the Group’s operations are affected by certain commodity price movements. The Group historically has not used derivative instruments for

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

hedging or trading purposes. Such activities are subject to policies approved by the Group’s senior management. Substantially all of the financial instruments the Group holds is for purposes other than trading. The Group regards an effective market risk system as an important element of the Group’s treasury function and is currently enhancing its systems. A primary objective is to implement certain methodologies to better measure and monitor risk exposures.

     (a) Credit risk

      The carrying amounts of accounts receivable included in the balance sheet represent the Group’s maximum exposure to credit risk in relation to its financial assets. No other financial assets carry a significant exposure to credit risk.

      The Group has no significant concentration of credit risk. Cash is placed with state-owned banks and financial institutions.

     (b) Interest rate risk

      The Group is exposed to the risk arising from changing interest rates. A detail analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, are included in Note 20.

     (c) Foreign exchange rate risk

      The Renminbi is not freely convertible and its value is subject to changes in the PRC Government’s policies and depends to a large extent on China’s domestic and international economic and political developments, as well as supply and demand in the local market. The official exchange rate for the conversion of Renminbi to US dollars has generally been stable recently. Because prices for the Group’s crude oil and refined products are set generally with reference to US dollar-denominated international prices, a devaluation of the Renminbi may not have a negative impact on the Group’s overall operations. Results of operations and the financial condition of the Group may also be affected by changes in the value of certain currencies other than the Renminbi in which the Group’s earnings and obligations are denominated. In particular, a devaluation of the Renminbi is likely to increase the portion of the Group’s cash flow required to satisfy its foreign currency-denominated obligations. On the other hand, an appreciation of the Renminbi against the US dollar may decrease the Group’s revenues without a corresponding decrease in the Group’s operating expenses.

     (d) Commodity price risk

      The Group is engaged in a broad range of petroleum related activities. The hydrocarbon commodity markets are influenced by global as well as regional supply and demand conditions. The PRC government currently publishes prices for onshore crude oil, gasoline and diesel according to international benchmark prices. A decline in prices of crude oil and refined products could adversely affect its financial performance. The Group historically has not used commodity derivative instruments to hedge the potential price fluctuations of crude oil and other refined products. Therefore, during 2001 and 2000, the Group was exposed to the general price fluctuations of broadly traded oil and gas commodities.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

     (e) Fair values

      The carrying amounts of the following financial assets and financial liabilities approximate their fair value: cash, short-term investments, trade receivables and payables, other receivables and payables, lease obligations, short-term debt and floating rate long-term debt.

27     CONTINGENT LIABILITIES

     (a) Bank and other guarantees

      At December 31, 2001, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.

     (b) Environmental liabilities

      CNPC and the Group have operated in China for many years and certain environmental problems have developed. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, management believes that there are no probable liabilities that are in addition to amounts, which have already been reflected, in the financial statements that will have a materially adverse effect on the financial position of the Group.

     (c) Legal contingencies

      The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a materially adverse effect on the financial position of the Group.

     (d) Leasing of roads, land and buildings

      According to the Restructuring Agreement entered into between the Company and CNPC, CNPC has undertaken to the Company the following:

•	CNPC will use its best endeavors to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

•	CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and

•	CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

      As at December 31, 2001, CNPC has obtained formal land use right certificates in related to 12,417 out of the above-mentioned 28,649 parcels of land, some building ownership certificates

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The Directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In management’s opinion, the outcome of the above events will not have a material adverse effect on the results of operations or the financial position of the Group.

     (e) Group insurance

      Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance cannot be reasonably estimated at present, management believes it could have a material impact on the operating results or financial position of the Group.

     (f) Cost reduction measures

      In addition to the employee separation program and shut down of certain manufacturing facilities disclosed in Note 5, the Company is currently evaluating options to further streamline production facilities and implement other cost cutting measures within the next several years to further improve the operating efficiency and competitiveness of the Group. Management has not approved all significant actions to be taken to complete such plan. Management does not believe it will have a material adverse impact on the Group’s financial position, but it could have a material adverse effect on the Group’s results of operations.

28     COMMITMENTS

     (a) Operating lease commitments

      Operating lease commitments of the Group are mainly for leasing of buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2000 and 2001 under non-cancelable operating leases are as follows:

	At December 31,

	2000	2001

	RMB	RMB
First year	2,118	2,421
Second year	2,115	2,139
Third year	2,109	2,083
Fourth year	2,098	2,077
Fifth year	2,113	2,093
Thereafter	88,734	86,793

	99,287	97,606

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

      Operating lease expenses for land and buildings were RMB 347, RMB 2,536 and RMB 2,996 for the years ended December 31, 1999, 2000 and 2001 respectively.

     (b) Capital commitments

	At December 31,

	2000	2001

	RMB	RMB
Capital expenditure contracted for at the balance sheet date but not recognized in the financial statements is as follows:
Oil and gas properties	193	539
Plant and equipment	228	54
Other	124	89

	545	682

     (c) Exploration and production licenses

      The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 73, RMB 126 and RMB 130 for the years ended December 31, 1999, 2000 and 2001 respectively.

      Estimated annual payments in the future are as follows:

RMB

2002	280
2003	382
2004	515
2005	618
2006 and thereafter	681

     (d) Dividends

      Dividends received from the Company are likely to be one of the principal sources of funding for CNPC. Subject to the relevant provisions of the PRC Company Law and the Articles of Association of the Company, CNPC, as the major shareholder of the Company, may seek to influence the determination of the amount of dividends paid by the Company with a view to satisfying its cash flow requirements including those relating to its obligations to provide supplementary social services to its employees and a limited number of third parties. The Ministry of Finance has committed to provide subsidies to enable CNPC to fund a portion of future operating shortfalls arising out of CNPC’s obligations to provide social services. The directors believe that these subsidies will substantially reduce CNPC’s reliance on dividends from the Company.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

29     MAJOR CUSTOMERS

      The Group’s major customers are as follows:

	Year Ended December 31,

	1999		2000		2001

		% to		% to		% to
		Total		Total		Total
	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue

	RMB	%	RMB	%	RMB
Sinopec	35,382	20	36,587	15	26,046	11
CNPC	13,795	8	23,422	10	18,628	8

	49,177	28	60,009	25	44,674	19

30     RELATED PARTY TRANSACTIONS

      The Group is part of a larger group of companies under CNPC and has extensive transactions and relationships with members of the CNPC group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Related parties refer to corporations in which CNPC is a major shareholder and is able to exercise significant influence.

      CNPC itself is a state-owned enterprise. In accordance with a specific exemption in IAS 24, the Group does not accumulate or disclose transactions with other state-owned enterprises as related party transactions, other than those with other CNPC group companies and significant customers as described in Note 29.

      The majority of the Group’s business activities are conducted with state-owned enterprises. Sale of certain products to these state-owned enterprises are at state-prescribed prices. The Group considers that these sales are activities in the ordinary course of business and has not accumulated or disclosed such related party transactions.

      As a result of the Restructuring, the Company and CNPC entered into a Comprehensive Products and Services Agreement for a range of products and services which may be required and requested by either party; a Land Use Rights Leasing Contract (Note 27(d)) under which CNPC leases 42,476 parcels of land located throughout the PRC to the Company; and a Buildings Leasing Contract under which CNPC leases 191 buildings, together with the headquarters, located throughout the PRC to the Company.

      The term of the Comprehensive Products and Services Agreement is 10 years commencing November 5, 1999. The products and services to be provided by the CNPC group to the Company under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services, and financial services. The products and services are provided in accordance with (1) state-prescribed prices; or (2) where there is no state-prescribed price, relevant market prices; or (3) where neither (1) nor (2) is applicable, actual cost incurred; or the agreed contractual price, being the actual cost plus a margin of no more than 15% for certain construction and technical services, and 3% for all other types of services.

      The Land Use Rights Contract provides for the lease of an aggregate area of approximately 1,145 million square meters of land located throughout the PRC to members of the Company for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

property may, after the expiration of 10 years, be adjusted by agreement between the Company and CNPC.

      Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC are leased at an aggregate annual fee of RMB 39 for a term of 20 years.

      Prior to the establishment of the Company, allocation of costs from companies and operating units retained by CNPC primarily represented direct costs of exploration, drilling, production, construction, maintenance, procurement and other services. Following the establishment of the Company, costs are based on the terms of the agreements entered into with CNPC as described above.

      In addition to the related party information shown elsewhere in the financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and entities controlled by CNPC during the periods indicated below:

	Notes		Year Ended December 31,

			1999	2000	2001

			RMB	RMB	RMB
Sale of goods	(a	)	13,795	23,422	18,628
Fees paid for construction and technical services	(b	)
— Exploration and development services	(c	)	18,579	21,007	20,570
— Other construction and technical services	(d	)	13,043	15,453	14,592
Fees for production services	(e	)	13,094	15,007	15,581
Purchase of materials	(f	)	9,056	—	—
Social services charge	(g	)	2,709	1,352	1,261
Ancillary service charges	(h	)	2,282	2,145	2,087
Interest income	(i	)	45	42	26
Interest expense	(j	)	870	940	1,112
Rental expense	(k	)	341	2,048	2,036
Commission expense and other charges	(l	)	359	1,087	977

Notes:

(a)	Represents sale of crude oil, refined and chemical products at various prices including market prices, rates fixed by the government or prices determined by CNPC. Since November 5, 1999, sales were conducted principally at market prices.

(b)	Under the Comprehensive Products and Services Agreement entered into between CNPC and the Company, certain construction and technical services provided by CNPC are charged at cost plus an additional margin of no more than 15%, including exploration and development services and oilfield construction services, starting from November 5, 1999.

(c)	Direct costs for exploration and development services, comprise geophysical survey, drilling, well cementing, logging, and well testing.

(d)	The fees paid for other construction and technical services, comprise fees for construction of refineries and chemical plants and technical services in connection with oil and gas

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

exploration and production activities such as oilfield construction, technology research, engineering and design, etc.

(e)	The fees paid for production services comprise fees for the repair of machinery, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery.

(f)	These transactions represent procurement of materials and related services for operations directly related to the Group. Such transactions ceased since November 5, 1999, and were replaced by procurement on behalf of the Group. See note (l) below.

(g)	These represent expenditures for social welfare and support services which are charged at cost.

(h)	Ancillary service charges represent mainly fees for property management, the provision of training centers, guesthouses, canteens, public shower rooms, etc.

(i)	The Group had deposits placed with China Petroleum Finance Company Limited (“CP Finance”), a subsidiary of CNPC and a non-bank financial institution approved by the People’s Bank of China, amounting to RMB 3,956, RMB 1,018 and RMB 1,239 as of December 31, 1999, 2000 and 2001 respectively. The deposits yield interest at prevailing saving deposit rates.

(j)	The Group had short-term and long-term loans from CP Finance amounting to RMB 25,683, RMB 23,896 and RMB 22,021 as of December 31, 1999, 2000 and 2001 respectively, included under loans from related parties. The loans were secured by inventories at a net book value of RMB 3,820, nil and nil as of December 31, 1999, 2000 and 2001 respectively, and interest bearing at market rates.

(k)	Rental expenses are calculated in accordance with the lease agreements entered into between the Company and CNPC.

(l)	With effect from November 5, 1999, CNPC purchased materials on behalf of the Company and charged commission thereon. The commission is calculated at rates ranging from 1% to 5% of the goods purchased.

(m)	The Group had a 4.73% equity interest in CP Finance at a book value of RMB 85 as of December 31, 1999, 2000 and 2001.

31     EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

      Details of the directors’ and supervisors’ emoluments are as follows:

	Year Ended December 31

	1999	2000	2001

	RMB’000	RMB’000	RMB’000
Fee for directors and supervisors	—	140	170
Salaries, allowances and other benefits	736	972	1,104
Contribution to retirement benefit scheme	24	27	23

	760	1,139	1,297

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

      The emoluments of the directors and supervisors fall within the following bands:

	Year Ended December 31

	1999	2000	2001

	Number	Number	Number
Nil — RMB 1,000,000	10	12	12

      Fees for directors and supervisors disclosed above included RMB 107,596 yuan (nil in 1999 and RMB 95,000 yuan in 2000) paid to independent non-executive directors.

      None of the directors and supervisors has waived their remuneration during the periods indicated above.

      The five highest paid individuals in the Group for each of the periods indicated above were also directors or supervisors and their emoluments are reflected in the analysis presented above.

      The Company has adopted a share option scheme, which is a share appreciation right arrangement payable in cash to the recipient upon exercise of the rights, which become effective from the initial public offering of the H shares of the Company on April 7, 2000. The directors, supervisors and senior executives are eligible for the scheme. 35,000,000 units of share appreciation rights were granted to the directors and supervisors and 87,000,000 units of share appreciation rights were granted to senior executives.

      The rights can be exercised on or after the third anniversary of the grant, i.e. on or after April 8, 2003 up to April 7, 2008. The exercise price is the price as at the initial public offering being HK$1.28 or approximately RMB 1.36 yuan per share.

      At December 31, 2001 the liability for the units awarded under the scheme has been recognized in the financial statements. It has been calculated based on the difference between the exercise price and the market price of the shares and amounted to approximately RMB 13,000,000 yuan.

32     SEGMENT INFORMATION

      The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing and Natural Gas and Pipeline.

      The Exploration and Production segment is engaged in the exploration, development, production and sales of crude oil and natural gas.

      The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

      The Chemicals and Marketing segment is engaged in the production and sale of basic petrochemical products, derivative petrochemical products, and other chemical products.

      The Natural Gas and Pipeline segment is engaged in the transmission of crude oil and natural gas, and the sale of natural gas.

      In addition to these four major business segments, the other segment includes the assets, income and expenses relating to cash management, financing activities, the corporate centre, research and development, and other business services to the operating segments of the Group.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

      All assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns.

      The accounting policies of the operating segments are the same as those described in Note 3 — “Summary of Principal Accounting Policies”.

      Operating segment information for the years ended December 31, 1999, 2000 and 2001 is presented below:

	Exploration	Refining	Chemicals
	and	and	and	Natural
Year Ended December 31, 1999	Production	Marketing	Marketing	Gas	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Sales and other operating revenues (including inter-segment)	110,190	117,562	25,417	5,977	312	259,458
Less: Inter-segment sales	(75,047)	(7,917)	(488)	(37)	—	(83,489)

Total sales and other operating revenues from external customers	35,143	109,645	24,929	5,940	312	175,969

Depreciation, depletion and amortization	(13,013)	(5,089)	(4,717)	(503)	(211)	(23,533)
Segment result	53,083	7,674	(263)	(375)	(968)	59,151
Other costs	(2,188)	(8,161)	(1,441)	(40)	(421)	(12,251)

Income from operations	50,895	(487)	(1,704)	(415)	(1,389)	46,900

Finance costs						(10,497)
Equity in income of affiliates accounted for by equity method	40	92	(4)	—	—	128

Income before income taxes						36,531
Income taxes						(9,403)
Minority interests						(127)

Net income						27,001

Interest income	219	275	48	4	86	632
Interest expense	(3,382)	(2,280)	(3,011)	(215)	(8)	(8,896)
Revaluation loss	(374)	(221)	(345)	—	(182)	(1,122)
Impairment loss on assets retained by CNPC	—	—	(2,007)	—	—	(2,007)
Segment assets	224,273	93,591	73,307	8,456	8,716	408,343
Investments in equity affiliates	1,247	1,193	502	—	—	2,942

Total assets						411,285

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

	Exploration	Refining	Chemicals
	and	and	and	Natural
Year Ended December 31, 1999	Production	Marketing	Marketing	Gas	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Segment capital expenditure
— for property, plant and equipment	32,878	9,208	5,011	1,646	477	49,220
— for assets retained by CNPC	—	—	111	—	—	111
Segment liabilities	75,906	48,329	56,568	4,621	4,710	190,134
Other liabilities						6,540

Total liabilities						196,674

	Exploration	Refining	Chemicals
	and	and	and	Natural
Year Ended December 31, 2000	Production	Marketing	Marketing	Gas	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Sales and other operating revenues (including inter- segment)	170,928	161,148	33,364	7,163	—	372,603
Less: Inter-segment sales	(121,265)	(8,176)	(355)	(815)	—	(130,611)

Total sales and other operating revenues from external customers	49,663	152,972	33,009	6,348	—	241,992

Depreciation, depletion and amortization	(21,354)	(5,927)	(5,728)	(624)	(127)	(33,760)
Segment result (Note a)	99,375	1,746	2,004	89	(500)	102,714
Other costs	(4,232)	(10,488)	(1,934)	(75)	(226)	(16,955)

Income from operations	95,143	(8,742)	70	14	(726)	85,759

Finance costs						(4,292)
Equity in income of affiliates accounted for by equity method	280	143	51	—	110	584

Income before income taxes						82,051
Income taxes						(26,985)
Minority interests						165

Net income						55,231

Interest income	914	490	959	70	1,234	3,667
Less:
Inter-segment interest income						(3,083)

Interest income from external sources						584

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

	Exploration	Refining	Chemicals
	and	and	and	Natural
Year Ended December 31, 2000	Production	Marketing	Marketing	Gas	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Interest expense	(3,412)	(1,712)	(2,523)	(226)	(1,258)	(9,131)
Less:
Inter-segment interest expense						3,083

Interest expense to external sources						(6,048)

Segment assets	257,706	113,399	76,434	11,990	355,014	814,543
Elimination of inter-segment balances						(389,466)
Investments in equity affiliates	809	1,364	385	5	440	3,003

Total assets						428,080

Segment capital expenditure
— for property, plant and equipment	38,654	13,227	4,104	3,214	563	59,762
Segment liabilities	92,421	61,853	52,426	7,688	83,694	298,082
Other liabilities						19,961
Elimination of inter-segment balances						(167,909)

Total liabilities						150,134

	Exploration	Refining	Chemicals	Natural
	and	and	and	Gas and
Year Ended December 31, 2001	Production	Marketing	Marketing	Pipeline	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Sales and other operating revenues (including inter-segment)	148,277	169,534	31,776	11,321	—	360,908
Less: Inter-segment sales	(110,738)	(8,436)	(462)	(2,379)	—	(122,015)

Total sales and other operating revenues from external customers	37,539	161,098	31,314	8,942	—	238,893

Depreciation, depletion and Amortization	(21,419)	(5,556)	(5,171)	(1,113)	(108)	(33,367)
Segment result	81,679	10,366	129	1,142	(378)	92,938
Other costs	(4,747)	(12,612)	(2,503)	(420)	(439)	(20,721)

Income from operations	76,932	(2,246)	(2,374)	722	(817)	72,217

Finance costs						(3,100)

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

	Exploration	Refining	Chemicals	Natural
	and	and	and	Gas and
Year Ended December 31, 2001	Production	Marketing	Marketing	Pipeline	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Equity in income/(loss) of affiliates accounted for by equity method	162	38	29	(9)	121	341

Income before income taxes						69,458
Income taxes						(23,054)
Minority interests						404

Net income						46,808

Interest income	1,893	1,181	493	104	4,955	8,626
Less:
Inter-segment interest income						(7,827)

Interest income from external sources						799

Interest expense	(2,896)	(2,408)	(1,991)	(310)	(4,371)	(11,976)
Less:
Inter-segment interest expense						7,827

Interest expense to external sources						(4,149)

Segment assets	268,955	116,524	73,341	22,370	412,684	893,874
Elimination of inter-segment balances						(436,922)
Investments in equity affiliates	1,194	919	590	627	592	3,922

Total assets						460,874

Segment capital expenditure
— for property, plant and equipment	41,193	11,048	4,062	4,557	321	61,181
Segment liabilities	84,369	65,886	49,526	11,547	115,097	326,425
Other liabilities						21,553
Elimination of inter-segment balances						(185,362)

Total liabilities						162,616

Note (a) —	Segment results for the year ended December 31, 2000 included the effect of employee separation costs and shut down of manufacturing assets (Note 5).

Note (b) —	Elimination of intersegment balances are elimination of intersegment current accounts and investments.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

Note (c) —	Effective January 1, 2001, the results of operations, together with the corresponding assets and liabilities, of certain pipeline operations of the Group are reclassified from the Refining and Marketing Segment to the Natural Gas and Pipeline Segment to reflect the changes in the manner under which these operations are managed. The results of operations, together with the corresponding assets and liabilities, of these pipeline operations were included in the Refining and Marketing Segment in the segment information for the years ended December 31, 1999 and 2000. Selected financial data of these pipeline operations as of and for each of the years ended December 31, 1999 and 2000 are as follows:

	1999	2000

	RMB	RMB
Sales and other operating revenues (including inter-segment)	2,651	2,506
Total sales and other operating revenues from external customers	1,051	976
Depreciation, depletion and amortization	470	539
Segment result	641	166
Other costs	198	137
Income from operations	443	29
Equity in income of affiliates accounted for by equity method	82	60
Interest income	44	4
Interest expense	111	91
Segment assets	8,123	7,789
Segment liabilities	3,227	2,653

33     SIGNIFICANT DIFFERENCES BETWEEN IAS AND US GAAP

      The consolidated financial statements have been prepared in accordance with IAS, which may differ in certain material respects from US GAAP. Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

      Effect on net income of significant differences between IAS and US GAAP is as follows:

	Year Ended December 31

	1999	2000	2001	2001

	RMB	RMB	RMB	US$
Net income under IAS	27,001	55,231	46,808	5,656
US GAAP adjustments:
Depreciation charges on property, plant and equipment revaluation gain	4,275	8,483	8,305	1,004
Reversal of revaluation loss	1,122	—	—
Depreciation charges on property, plant and equipment revaluation loss	—	(112)	(112)	(14)
Loss on disposal of property, plant and equipment	—	63	53	6
Income tax effect	(1,411)	(2,783)	(2,721)	(329)
Minority interests	—	(60)	(60)	(7)

Net income under US GAAP	30,987	60,822	52,273	6,316

Basic and diluted net income per share	0.19	0.35	0.30	0.04

      Effect on shareholders’ equity of significant differences between IAS and US GAAP is as follows:

	At December 31

	2000	2001	2001

	RMB	RMB	US$
Shareholders’ equity under IAS	272,957	293,122	35,416
US GAAP adjustments:
Reversal of property, plant and equipment revaluation	(80,549)	(80,549)	(9,732)
Depreciation charges on property, plant and equipment revaluation gain	12,758	21,063	2,545
Reversal of revaluation loss	1,122	1,122	136
Depreciation charges on property, plant and equipment revaluation loss	(112)	(224)	(27)
Loss on disposal of property, plant and equipment	63	116	14
Deferred tax assets on revaluation	22,017	19,296	2,331
Minority interests	544	484	58

Shareholders’ equity under US GAAP	228,800	254,430	30,741

      In preparing the summary of differences between IAS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of tangible and intangible assets, income taxes and other areas. Actual results could differ from those estimates.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

      A summary of the principal differences and additional disclosures applicable to the Group is set out below:

          (a) Revaluation of property, plant and equipment

As described in Note 16, the property, plant and equipment, excluding oil and gas reserves, transferred to the Company by CNPC were appraised as of June 30, 1999, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC, China Enterprise Appraisal. The revaluation of the property, plant and equipment transferred resulted in RMB 80,549 in excess of the prior carrying value and a revaluation loss of RMB 1,122 on certain property, plant and equipment items. The depreciation charge on the revaluation surplus from July 1, 1999 to December 31, 1999 was RMB 4,275, from January 1, 2000 to December 31, 2000 was RMB 8,483 and from January 1, 2001 to December 31, 2001 was 8,305.

For purposes of reconciling to the US GAAP financial data, the effect of the revaluation and the related depreciation charges is reversed. A deferred tax asset relating to the reversal of the revaluation effect is established, together with a corresponding increase in the shareholders’ equity. Under a special approval granted by the Ministry of Finance, the effect of the revaluation will be available as additional depreciation base for purposes of determining taxable income.

          (b) Related party transactions

The Group has disclosed in Note 29 transactions with significant customers and in Notes 13, 15, 19, 20 and 30 transactions and balances with its immediate parent, CNPC, and related companies. CNPC is owned by the PRC government, which also owns a significant portion of the productive assets in the PRC. IAS exempts state controlled enterprises from disclosing transactions with other state controlled enterprises. IAS also excludes from related parties government departments and agencies to the extent that such dealings are in the normal course of business. US GAAP contains no similar exemptions but requires disclosure of material related party transactions. The Group believes that it has provided meaningful disclosures of related party transactions through the major customer disclosures in Note 29 and the transactions with the CNPC Group disclosed in Note 30. Although the majority of the Group’s activities are with PRC government authorities and affiliates and other state controlled enterprises, none individually constitutes a major customer or supplier other than those disclosed.

          (c) One-time remedial payments for staff housing

As disclosed in Note 4, certain employees of the Group who joined the workforce prior to December 31, 1998 and have housing conditions below local standards are to be reimbursed for such differentials. These one-time remedial payments are to be borne by the state-owner of the Company, CNPC. Under IAS, such direct payments to employees or reimbursements will not be recorded through the consolidated income statement of the Group. US GAAP contains no such exemption but requires this principal shareholder’s action on behalf of the Company to be recorded in the consolidated income statement. To the extent that a reliable estimate can be established for such one-time remedial housing payments, the amount will be reflected in the consolidated income statement for purposes of reconciling to the US GAAP financial data.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

          (d) Recent US accounting pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (FAS 141), “Business Combinations” and Statement of Financial Accounting Standards No. 142 (FAS 142), “Goodwill and Other intangible Assets”. FAS 141 addresses financial accounting and reporting for business combinations and requires that all business combinations in the scope of this statement are to be accounted for using one method, the purchase method. The provisions of FAS 141 apply to all business combinations initiated after June 30, 2001. FAS 142 addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon their acquisition, and how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of FAS 142 are effective for fiscal years beginning after December 15, 2001. The Group expects the adoption of FAS 141 and FAS 142 will not have a material impact on the Group’s results of operations and its financial position.

In August 2001, FASB issued Statement of Financial Accounting Standards No. 143 (FAS 143), “Accounting for Asset Retirement Obligations”. FAS 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. FAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Group expects the adoption of FAS 143 could have a material impact on the Group’s results of operations and its financial position.

In October 2001, FASB issued Statement of Financial Accounting standards No. 144 (FAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets”. FAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. FAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Group expects the adoption of FAS 144 will not have a material impact on the Group’s results of operations and its financial position.

34     PRINCIPAL SUBSIDIARIES

	Country of
	Incorporation		Type of	Attributable
	and	Paid-up	Legal	Equity
Company Name	Operation	Capital	Entity	Interest	Principal Activities

		RMB		%
*Daqing Oilfield Company Limited	PRC	47,500	phi	100.00	Exploration, production and the sale of crude oil and natural gas; production and sale of refined products
*Jinzhou Petrochemical Co., Ltd	PRC	788	psi	80.95	Production and sale of oil and chemical products
*Jilin Chemical Industrial Company Limited	PRC	3,561	psi	67.29	Production and sale of chemical products

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

	Country of
	Incorporation		Type of	Attributable
	and	Paid-up	Legal	Equity
Company Name	Operation	Capital	Entity	Interest	Principal Activities

		RMB		%
*Gansu Tristar Petrochemical (Group) Co., Ltd	PRC	183	psi	51.60	Trading of chemical products, electronic products, metal and construction materials
*Daqing Yu Shu Lin Oilfield Company Limited	PRC	1,272	phi	88.16	Exploration and production of crude oil and natural gas
*Liaohe Jinma Oilfield Company Limited	PRC	1,100	psi	81.82	Exploration, production, transportation and sale of crude oil and natural gas

phi —	Limited liability company.

psi —	Joint stock company with limited liability.

*	Subsidiaries directly held by the Company as of December 31, 2001.

Note — Daqing Oilfield Company Limited, previously operated as a branch of the Company, was incorporated on January 1, 2000. The assets and liabilities of the branch were transferred to Daqing Oilfield Company Limited on January 1, 2000 at their then carrying values.

35     APPROVAL OF FINANCIAL STATEMENTS

      The financial statements were approved by the board of directors on April 15, 2002 and will be submitted to the shareholders for approval at the annual general meeting to be held on June 6, 2002.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

Results of Operations

	Year Ended December 31

	1999	2000	2001

	RMB	RMB	RMB
Sales and other operating revenues
Sales to third parties	35,143	49,663	37,539
Inter-segment sales	75,047	121,265	110,738

	110,190	170,928	148,277
Production costs excluding taxes	(31,597)	(31,237)	(29,224)
Exploration expenses	(7,344)	(8,680)	(7,344)
Depreciation, depletion and amortization	(10,921)	(17,716)	(18,423)
Taxes other than income taxes	(3,132)	(4,758)	(4,921)

Income before income taxes	57,196	108,537	88,365
Income taxes	(14,764)	(35,817)	(29,160)

Results of operations from producing activities	42,432	72,720	59,205

Income from equity affiliates’ results of operations from producing activities	98	174	178

Capitalized Costs

	Year Ended December 31

	1999	2000	2001

	RMB	RMB	RMB
Property costs	—	—	—
Producing assets	187,005	198,266	212,526
Support facilities	72,365	86,808	92,573
Construction-in-progress	8,738	9,775	9,755

Total capitalized costs	268,108	294,849	314,854
Accumulated depreciation, depletion and amortization	(113,105)	(116,925)	(124,612)

Net capitalized costs	155,003	177,924	190,242

Share of equity affiliates’ net capitalized costs	801	772	813

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(Amounts in millions unless otherwise stated)

Costs Incurred in Property Acquisitions, Exploration and Development Activities

	Year Ended December 31

	1999	2000	2001

	RMB	RMB	RMB
Property acquisition costs	—	—	—
Exploration costs	8,696	10,856	10,146
Development costs	19,110	27,764	29,445

Total	27,806	38,620	39,591

Share of equity affiliates’ costs of property acquisition, exploration, and development	119	100	303

Proved Reserve Estimates

      Oil and gas proved reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgment. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves beyond those envisioned during the early years of a reservoir’s producing life.

      Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved developed reserves are those reserves, which can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are those reserves, which are expected to be recovered from new wells on undrilled acreage, or from existing wells where relatively major expenditure is required.

      The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. However, in accordance with a special approval from the State Council, the Ministry of Land and Resources has issued production licenses effective March 2000 to the Group for all of its crude oil and natural gas reservoirs with terms coextensive with the projected productive life of those reservoirs, ranging up to 55 years. Production licenses to be issued to the Group in the future will be subject to the 30-year maximum unless additional special approvals can be obtained from the State Council. Each of the Group’s production licenses is renewable upon application by the

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(Amounts in millions unless otherwise stated)

Group 30 days prior to expiration. Oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses.

      Proved reserve estimates as of December 31, 1999 and 2000 were based on a report prepared by DeGolyer and MacNaughton, independent engineering consultants. Proved reserve estimates as of December 31, 1998 and the changes for the year ended December 31, 1999 were based on prior year proved reserve estimates of the petroleum-engineering department of CNPC. These reserve estimates were prepared for each oil and gas region (as opposed to individual fields within a region) and adjusted for the estimated effects of using prices and costs prevailing at the end of the period. The Company’s reserve estimates include only crude oil and natural gas, which the Company believes can be reasonably produced within the current terms of production licenses.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(Amounts in millions unless otherwise stated)

      Estimated quantities of net proved oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the period indicated are as follows:

	Crude Oil and
	Condensate	Natural Gas

	(millions of	(billions of
	barrels)	cubic feet)
Proved developed and undeveloped
Reserves at January 1, 1999	10,865	22,337
Changes resulting from:
Revisions of previous estimates	160	555
Improved recovery	330	49
Extensions and discoveries	419	2,332
Production	(775)	(670)

Reserves at December 31, 1999	10,999	24,603
Changes resulting from:
Revisions of previous estimates	138	340
Improved recovery	363	—
Extensions and discoveries	297	8,237
Production	(765)	(647)

Reserves at December 31, 2000	11,032	32,533
Changes resulting from:
Revisions of previous estimates	189	488
Improved recovery	141	36
Extensions and discoveries	360	3,773
Production	(763)	(727)

Reserves at December 31, 2001	10,959	36,103

Proved developed reserves at:
December 31, 1999	9,744	12,098
December 31, 2000	9,546	12,503
December 31, 2001	9,309	12,974
Proportional interest in proved reserves of equity affiliates
December 31, 1999	56	2
December 31, 2000	61	2
December 31, 2001	62	1

Standardized Measure

      The following disclosures concerning the standardized measure of future cash flows from proved oil and gas reserves are presented in accordance with the Statement of Financial Accounting Standards No. 69. The amounts shown are based on prices and costs at the end of each period, currently enacted tax rates and a 10 percent annual discount factor. Since prices and costs do not remain static, and no price or cost changes have been considered, the results

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(Amounts in millions unless otherwise stated)

are not necessarily indicative of the fair market value of estimated proved reserves, but they do provide a common benchmark which may enhance the users’ ability to project future cash flows.

      The standardized measure of discounted future net cash flows related to proved oil and gas reserves at the end of each of the three years in the period ended December 31, 1999, 2000 and 2001 is as follows (in millions of RMB):

At December 31, 1999
Future cash inflows	2,452,708
Future production costs	(748,272)
Future development costs	(98,368)
Future income tax expense	(479,174)

Future net cash flows	1,126,894
Discount at 10% for estimated timing of cash flows	(599,804)

Standardized measure of discounted future net cash flows	527,090

At December 31, 2000
Future cash inflows	3,067,191
Future production costs	(713,176)
Future development costs	(95,226)
Future income tax expense	(693,910)

Future net cash flows	1,564,879
Discount at 10% for estimated timing of cash flows	(825,992)

Standardized measure of discounted future net cash flows	738,887

At December 31, 2001
Future cash inflows	2,049,110
Future production costs	(695,859)
Future development costs	(50,996)
Future income tax expense	(422,453)

Future net cash flows	879,802
Discount at 10% for estimated timing of cash flows	(473,803)

Standardized measure of discounted future net cash flows	405,999

Share of equity affiliates’ standardized measure of discounted future net cash flows At December 31, 1999	2,904
At December 31, 2000	3,979
At December 31, 2001	2,013

      Future net cash flows were estimated using period-end prices and costs, and currently enacted tax rates.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(Amounts in millions unless otherwise stated)

      Changes in the standardized measure of discounted net cash flows for the Group for each of the three years in the period ended December 31, 1999, 2000 and 2001 are as follows:

	Year Ended December 31,

	1999	2000	2001

	RMB	RMB	RMB
CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOWS
Beginning of year	191,698	527,090	738,887
Sales and transfers of oil and gas produced, net of production costs	(78,593)	(139,501)	(119,053)
Net changes in prices and production costs and other	429,634	205,555	(539,088)
Extensions, discoveries and improved recovery	60,537	144,041	43,916
Development costs incurred	24,096	15,878	31,518
Revisions of previous quantity estimates	13,326	14,217	10,472
Accretion of discount	27,451	75,122	106,653
Net change in income taxes	(141,059)	(103,515)	132,694

End of year	527,090	738,887	405,999

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

1.1	Articles of Association (as amended) (English translation).
4.1	2000 Performance Contract between Huang Yan and PetroChina (English translation).(1)
4.2	2000 Performance Contract between Ren Chuanjun and PetroChina (English translation).(1)
4.3	2000 Performance Contract between Luo Yingjun and PetroChina (English translation).(1)
4.4	2000 Performance Contract between Shi Xingquan and PetroChina (English translation).(1)
4.5	2000 Performance Contract between Su Shulin and PetroChina (English translation).(1)
4.6	2000 Performance Contract between Wang Guoliang and PetroChina (English translation).(1)
4.7	2000 Performance Contract between Lin Qingshan and PetroChina (English translation).(1)
4.8	2000 Performance Contract between Zhang Xinzhi and PetroChina (English translation).(1)
4.9	2000 Performance Contract between Wang Fucheng and PetroChina (English translation).(1)
4.10	2001 Performance Contract between Huang Yan and PetroChina (English translation).
4.11	2001 Performance Contract between Ren Chuanjun and PetroChina (English translation).
4.12	2001 Performance Contract between Su Shulin and PetroChina (English translation).
4.13	2001 Performance Contract between Wang Fucheng and PetroChina (English translation).
4.14	2001 Performance Contract between Luo Yingjun and PetroChina (English translation).
4.15	2001 Performance Contract between Shi Xingquan and PetroChina (English translation).
4.16	2001 Performance Contract between Lin Qingshan and PetroChina (English translation).
4.17	2001 Performance Contract between Zhang Xinzhi and PetroChina (English translation).
4.18	2001 Performance Contract between Wang Guoliang and PetroChina (English translation).
4.19	2001 Performance Contract between Shen Pingping and PetroChina (English translation).
4.20	2001 Performance Contract between Jia Chengzao and PetroChina (English translation).

Exhibit
Number	Description of Exhibits

4.21	Crude Oil Mutual Supply Framework Agreement, January 30, 2002, between China Petrochemical Corporation and PetroChina (English translation).
8.1	List of major subsidiaries.

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-15006) filed with the U.S. Securities and Exchange Commission on June 29, 2001.