Form 20-F
period 2002-12-31
PETROCHINA CO LTD
filed 2003-06-25
CIK 1108329

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

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

State-owned shares, par value RMB 1.00 per share	158,241,758,000
H Shares, par value RMB 1.00 per share	17,582,418,000	***

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) or the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X  No

     Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17    Item 18 X

*	PetroChina’s H Shares are listed and traded on The Stock Exchange of Hong Kong Limited.
**	Not for trading, but only in connection with the registration of American Depository Shares.
***	Include 649,468,500 H Shares represented by American Depositary Shares.

CERTAIN TERMS AND CONVENTIONS
Conventions Which Apply to this Annual Report
Conversion Table
Certain Oil and Gas Terms
FORWARD-LOOKING STATEMENTS
PART I
ITEM 1 -- IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
ITEM 2 -- OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3 -- KEY INFORMATION
Exchange Rates
Selected Financial Data
Risk Factors
ITEM 4 -- INFORMATION ON THE COMPANY
Introduction
Exploration and Production
Refining and Marketing
Chemicals and Marketing
Natural Gas and Pipeline
Competition
Environmental Matters
Legal Proceedings
Properties
Regulatory Matters
ITEM 5 -- OPERATING AND FINANCIAL REVIEW AND PROSPECTS
General
Operating Results
Liquidity and Capital Resources
Research and Development
Trend Information
Other Information
ITEM 6 -- DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors, Senior Management and Supervisors
Compensation
Board Practices
Employees
Share Ownership
ITEM 7 -- MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
Related Party Transactions
ITEM 8 -- FINANCIAL INFORMATION
Financial Statements
Dividend Policy
Significant Changes
ITEM 9 -- THE OFFER AND LISTING
Nature of the Trading Market and Market Price Information
ITEM 10 -- ADDITIONAL INFORMATION
Memorandum and Articles of Association
Material Contracts
Exchange Controls
Taxation
Documents on Display
Matters Related to Auditors
ITEM 11 -- QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12 -- DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13 -- DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES
ITEM 14 -- MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITY HOLDERS
ITEM 15 -- CONTROLS AND PROCEDURES
ITEM 16 -- [RESERVED]
PART III
ITEM 17 -- FINANCIAL STATEMENTS
ITEM 18 -- FINANCIAL STATEMENTS
ITEM 19 -- EXHIBITS
SIGNATURE
INDEX OF FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
PETROCHINA COMPANY LIMITED CONSOLIDATED STATEMENTS OF INCOME For the Years Ended December 31, 2000, 2001 and 2002 (Amounts in millions except for per share data)
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENTS OF CASH FLOWS -- (Continued)
PETROCHINA COMPANY LIMITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY For the Years Ended December 31, 2000, 2001 and 2002 (Amounts in millions)
PETROCHINA COMPANY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts in millions except per share data or unless otherwise stated)
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)
EXHIBIT INDEX
EX-4.1 2003 Performance Contract (Chen Geng)
EX-4.2 2003 Performance Contract ((Su Shulin)
EX-4.3 2003 Performance Contract (Wang Fucheng)
EX-4.4 2003 Performance Contract (Wang Guoliang)
EX-4.5 2003 Performance Contract (Liu Baohe)
EX-4.6 2003 Performance Contract (Duan Wende)
EX-4.7 2003 Performance Contract (Jia Chengzao)
EX-4.8 Crude Oil Mutual Supply Framework Agreement
EX-8.1 List of Major Subsidiaries
EX-12(a).1 Certification Pursuant to 18 U.S.C.

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

      We publish our consolidated financial statements in Renminbi. The audited consolidated financial statements included in this annual report have been prepared as if the operations and businesses transferred to us from CNPC were transferred as of the earliest period presented or from the date of establishment of the relevant unit, whichever is later, and conducted by us throughout the period. In this annual report, IFRS refers to International Financial Reporting Standards.

Conversion Table

1 barrel-of-oil equivalent	= 1 barrel of crude oil	= 6,000 cubic feet of natural gas
1 cubic meter	= 35.315 cubic feet
1 ton of crude oil	= 1 metric ton of crude oil	= 7.389 barrels of crude oil (assuming an API gravity of 34 degrees)

Certain Oil and Gas Terms

      Unless the context indicates otherwise, the following terms have the meanings shown below:

“acreage”	The total area, expressed in acres, over which an entity has interests in exploration or production. Net acreage is the entity’s interest, expressed in acres, in the relevant exploration or production area.

“API gravity”	An indication of the density of crude oil or other liquid hydrocarbons as measured by a system recommended by the American Petroleum Institute (API), measured in degrees. The lower the API gravity, the heavier the compound.

“condensate”	Light hydrocarbon substances produced with natural gas that condense into liquid at normal temperatures and pressures associated with surface production equipment.

“crude oil”	Crude oil, including condensate and natural gas liquids.

“day”	When used with respect to production or capacity, means the total annual available production or capacity (after taking into account scheduled plant shutdowns) divided by 365.

“development cost”	For a given period, costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas.

“finding cost”	For a given period, costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells and exploratory-type stratigraphic test wells. Finding cost is also known as exploration cost.

“lifting cost”	For a given period, costs incurred to operate and maintain wells and related equipment and facilities, including applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities. Lifting cost is also known as production cost.

“natural gas liquids”	Hydrocarbons that can be extracted in liquid form together with natural gas production. Ethane and pentanes are the predominant components, with other heavier hydrocarbons also present in limited quantities.

“offshore”	Areas under water with a depth of five meters or greater.

“onshore”	Areas of land and areas under water with a depth of less than five meters.

“primary distillation capacity”	At a given point in time, the maximum volume of crude oil a refinery is able to process in its basic distilling units.

“proved developed reserves”	Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

“proved reserves”	Estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not of escalations based upon future conditions.

“proved undeveloped reserves”	Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is

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

      The words “anticipate”, “believe”, “could”, “estimate”,“expect”, “intend”, “may”, “plan”, “seek”, “will” and “would” and similar expressions, as they related to us, are intended to identify a number of these forward-looking statements.

      By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future and are beyond our control. The forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in this annual report and the following:

•	fluctuations in crude oil and natural gas prices;

•	failure to achieve continued exploration success;

•	failures or delays in achieving production from development projects;

•	continued availability of capital and financing;

•	acquisitions and other business opportunities that we may pursue;

•	general economic, market and business conditions, including volatility in interest rates, changes in foreign exchange rates and volatility in commodity markets;

•	liability for remedial actions under environmental regulations;

•	impact of the PRC’s entry into the World Trade Organization;

•	the actions of competitors;

•	wars and acts of terrorism or sabotage;

•	changes in policies, laws or regulations of the PRC;

•	the other changes in global economic and political conditions affecting the production, supply and demand and pricing of crude oil, refined products, petrochemical products and natural gas; and

•	the other risk factors discussed in this annual report, and other factors beyond our control.

      You should not place undue reliance on any forward-looking statement.

PART I

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

      Not applicable. However, see “Item 6 — Directors, Senior Management and Employees — Directors, Senior Management and Supervisors.”

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3 — KEY INFORMATION

Exchange Rates

      Translations of amounts in this annual report from Renminbi into U.S. dollars and vice versa have been made at the rate of RMB 8.2800 to US$1.00, which was the noon buying rate in New York City for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002. You should not construe these translations as representations that the RMB amounts could be converted into U.S. dollar amounts at that rate, or at all.

      The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00=RMB 8.2772 on June 20, 2003. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each month during the previous six months:

	Noon buying rate

	High	Low

	(RMB per US$)
December 2002	8.2800	8.2771
January 2003	8.2800	8.2766
February 2003	8.2800	8.2768
March 2003	8.2776	8.2770
April 2003	8.2774	8.2769
May 2003	8.2771	8.2768
June 2003 (through June 20)	8.2773	8.2768

      The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 1998, 1999, 2000, 2001 and 2002, calculated by averaging the noon buying rates on the last day of each month during the relevant year:

Average noon buying rate

(RMB per US$)
1998	8.3009
1999	8.2784
2000	8.2784
2001	8.2770
2002	8.2772

Selected Financial Data

Historical Financial Information

      You should read the selected historical financial data set forth below in conjunction with the consolidated financial statements of PetroChina and their notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. The application of the accounting treatment to the acquisition discussed below requires that our consolidated financial statements for all relevant periods be retroactively restated to reflect in these periods the acquisition as if the operations of CNPC’s refined products marketing enterprises we acquired from CNPC had always been combined since inception. The selected historical income statement and cashflow data for the years ended December 31, 2000, 2001 and 2002 and the selected historical balance sheet data as of December 31, 2001 and 2002 set forth below are derived from our audited consolidated financial statements, including their notes, included elsewhere in this annual report. The selected historical income statement data and cashflow data for the years ended December 31, 1998 and 1999 and the selected historical balance sheet data as of December 31, 1998, 1999 and 2000 set forth below are derived from our previously unaudited financial statements, not included in this annual report. The financial information included in this section may not necessarily reflect our results of operations, financial position and cash flows in the future or what our results of operations, financial position and cash flows would have been had we been a separate and stand-alone entity during the relevant periods.

      We have prepared our consolidated financial statements in accordance with IFRS. IFRS differ materially from the generally accepted accounting principals in the U.S., or US GAAP. For a discussion of significant differences between IFRS and US GAAP, see Note 33 to our consolidated financial statements included elsewhere in this annual report and “Item 5 — Operating and Financial Review and Prospects — Other Information — US GAAP Reconciliation”.

      In accordance with an acquisition agreement between CNPC and us dated September 26, 2002, we acquired from CNPC the assets, liabilities and interests related to CNPC’s refined products marketing enterprises consisting primarily of service stations and related facilities. Under IFRS, the acquisition is a combination of entities under common control since the CNPC’s refined products marketing enterprises and we are under the common control of CNPC. As a result, we have accounted for the acquisition in a manner similar to a uniting of interests, whereby the assets and liabilities of the marketing enterprises acquired are accounted for at historical cost to CNPC with net liabilities of RMB 2,956 million at the effective date. Our consolidated financial statements as of and for the years ended December 31, 2000 and 2001 included elsewhere in this annual report and the selected historical financial data as of and for the years ended December 31, 1998, 1999, 2000 and 2001 have been restated to give effect to the acquisition in these periods as if the operations of our company and these marketing enterprises had always been combined in these periods.

See “Item 5 — Operating and Financial Review and Prospects — General — Acquisition of Certain Refined Products Marketing Enterprises from CNPC”.

	Year ended December 31,

	1998(1)	1999(1)	2000(2)	2001(2)	2002	2002

	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except for per share and per ADS data)
Income Statement Data
IFRS
Revenues
Sales and other operating revenues	153,448	181,671	245,279	241,320	244,424	29,520

Operating expenses
Purchases, services and other	(63,138)	(65,868)	(64,251)	(78,529)	(71,690)	(8,658)
Employee compensation costs	(10,430)	(11,598)	(15,129)	(14,608)	(16,248)	(1,962)
Exploration expenses, including exploratory dry holes	(5,990)	(7,344)	(8,680)	(7,344)	(8,095)	(978)
Depreciation, depletion and amortization	(18,081)	(23,706)	(34,209)	(33,615)	(36,782)	(4,443)
Selling, general and administrative expenses	(10,617)	(13,447)	(17,621)	(21,735)	(22,474)	(2,714)
Employee separation costs and shutting down of manufacturing assets	—	—	(6,579)	(487)	(2,121)	(256)
Revaluation loss	—	(1,122)	—	—	—	—
Impairment loss on assets to be retained by CNPC	(310)	(2,007)	—	—	—	—
Taxes other than income taxes	(9,604)	(10,293)	(13,258)	(13,951)	(14,613)	(1,765)
Other income/(expenses), net	(294)	201	(119)	88	(60)	(7)

Total operating expenses	(118,464)	(135,184)	(159,846)	(170,181)	(172,083)	(20,783)

Income from operations	34,984	46,487	85,433	71,139	72,341	8,737
Income from equity affiliates	88	128	584	341	268	32
Exchange gain (loss), net	(1,872)	(2,233)	1,172	250	(316)	(38)
Interest income	1,334	638	591	809	463	56
Interest expense	(12,402)	(9,056)	(6,286)	(4,408)	(3,516)	(425)
Income before income taxes	22,132	35,964	81,494	68,131	69,240	8,362
Income taxes	(7,543)	(9,414)	(27,014)	(23,066)	(22,231)	(2,685)

Income before minority interests	14,589	26,550	54,480	45,065	47,009	5,677
(Income) loss applicable to minority interests	57	(127)	165	404	(99)	(12)

Net income	14,646	26,423	54,645	45,469	46,910	5,665

Basic and diluted net income per share(3)	0.09	0.17	0.32	0.26	0.27	0.03

Basic and diluted net income per ADS(4)	9.15	16.51	31.84	25.86	26.68	3.22
US GAAP
Net income	14,646	30,409	60,236	50,934	49,837	6,019
Basic and diluted net income per share(3)	0.09	0.19	0.35	0.29	0.28	0.03
Basic and diluted net income per ADS(4)	9.15	19.01	35.10	28.97	28.34	3.42

	As of December 31,

	1998(1)	1999(1)	2000(1)	2001(2)	2002	2002

	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except for per share and per ADS data)
Balance Sheet Data
IFRS
Assets
Current assets
Cash and cash equivalents	15,413	18,090	18,085	11,127	9,977	1,205
Time deposits with maturities over three months	—	—	—	3,253	2,612	315
Short-term investments	53	1,489	—	—	—	—
Receivables under resale agreements	—	—	5,815	11,505	9,786	1,182
Accounts receivable, less allowance for doubtful accounts	19,482	14,943	12,786	7,392	6,079	734
Inventories, at net book value	18,423	18,396	32,499	28,313	28,441	3,435
Prepaid expenses and other current assets	20,747	29,118	11,913	24,427	18,269	2,207

Total current assets	74,118	82,036	81,098	86,017	75,164	9,078

	As of December 31,

	1998(1)	1999(1)	2000(1)	2001(2)	2002	2002

	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except for per share and per ADS data)
Non-current assets
Net assets to be retained by CNPC	8,478	—	—	—	—	—
Property, plant and equipment, less accumulated depreciation, depletion and amortization	231,064	327,348	343,319	366,970	397,798	48,043
Long-term investments, at net book value	3,708	3,845	4,948	5,530	5,680	686
Intangible and other assets	1,835	2,017	2,681	4,148	4,507	544

Total non-current assets	245,085	333,210	350,948	376,648	407,985	49,273

Total assets	319,203	415,246	432,046	462,665	483,149	58,351

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	65,006	62,057	41,514	25,323	20,633	2,492
Accounts payable and accrued liabilities	42,087	47,707	39,550	53,210	57,793	6,980
Income and other taxes payable	3,902	4,747	16,570	14,434	10,927	1,320

Total current liabilities	110,995	114,511	97,634	92,967	89,353	10,792
Non-current liabilities
Payable to CNPC	8,478	—	—	—	—	—
Long-term debt	105,432	84,512	53,412	65,546	60,655	7,325
Deferred credits and other long-term obligations	2,133	1,155	1,196	1,380	1,684	203
Deferred income taxes	10,381	1,182	3,169	7,030	9,927	1,199

Total non-current liabilities	126,424	86,849	57,777	73,956	72,266	8,727
Total liabilities	237,419	201,360	155,411	166,923	161,619	19,519
Minority interest	3,798	4,200	4,989	5,136	4,854	586
Owner’s/shareholders’ equity(5)	77,986	209,686	271,646	290,606	316,676	38,246

Total liabilities and owner’s/shareholders’ equity	319,203	415,246	432,046	462,665	483,149	58,351

Share capital, issued and outstanding, RMB 1.00 par value
State-owned shares	—	160,000	158,242	158,242	158,242	19,112
H shares and ADSs	—	—	17,582	17,582	17,582	2,123
US GAAP
Property, plant and equipment, less accumulated depreciation, depletion and amortization	231,064	252,196	276,601	308,498	347,595	41,980
Total assets	319,203	340,094	365,328	404,193	432,946	52,288
Owner’s/shareholders’ equity(5)	77,986	159,938	227,489	251,914	283,464	34,235
Other Financial Data
IFRS
Dividend per share	—	—	0.14	0.12	0.12	0.01
Dividend per ADS	—	—	14.14	11.98	12.00	1.45

Capital expenditures(6)	(43,933)	(43,310)	(60,130)	(61,549)	(73,726)	(8,904)
Net cash provided by operating activities	38,068	53,658	103,309	84,439	98,341	11,877
Net cash used for investing activities(7)	(39,290)	(40,622)	(60,126)	(61,491)	(71,662)	(8,655)
Net cash used for financing activities(8)	(55)	(10,359)	(43,188)	(29,906)	(27,829)	(3,361)

(1)	Certain financial data for these periods and as of these dates have been retroactively restated and are derived from our previously unaudited consolidated financial statements. See the paragraphs preceding these table for a detailed description.

(2)	Certain financial data for these periods and as of these dates have been retroactively restated. See the paragraphs preceding these tables for a detailed description.

(3)	Historical income per share for the year ended December 31, 2001 and 2002 has been calculated by dividing the net profit by the number of 175,824 million shares issued and outstanding for the periods presented. Historical income per share for the year ended December 31, 2000 has been calculated by dividing the net profit by the weighted average number of 171,630 million shares issued and outstanding for the period presented. Historical income per share for the years ended December 31, 1998 and 1999 has been calculated by dividing the net profit by the 160,000 million shares issued and outstanding upon the formation of PetroChina on November 5, 1999 for the periods presented.

(4)	Historical income per ADS for the year ended December 31, 2001 and 2002 has been calculated by dividing the net profit by the number of 175,824 million shares issued and outstanding for the periods presented, assuming each ADS representing 100 H shares. Historical income per ADS for the year ended December 31, 2000 has been calculated by dividing the net profit by the weighted average number of 171,630 million shares issued and outstanding for the period presented, assuming each ADS representing 100 H shares. Historical income per ADS for the years ended December 31, 1998 and 1999 has been calculated by dividing the net profit by the 160,000 million shares issued and outstanding upon the completion of the global offering of our H shares for the periods presented, assuming each ADS representing 100 H shares.

(5)	Prior to our formation on November 5, 1999, the financial statements were presented on a carve-out combined basis and no direct ownership existed prior to such date among all the assets, businesses and operations transferred from CNPC to us as part of our formation. Accordingly, owner’s equity was shown in the combined financial statements until November 5, 1999.

(6)	Excludes capital expenditures for assets retained by CNPC of RMB 1,687 million and RMB 111 million in 1998 and 1999, respectively. We did not incur such capital expenditures in 2000, 2001 and 2002.

(7)	Includes capital expenditures for assets retained by CNPC of RMB 1,687 million and RMB 111 million in 1998 and 1999, respectively. We did not incur such capital expenditures in 2000, 2001 and 2002.

(8)	Includes contributions from CNPC for assets retained by CNPC of RMB 1,687 million and RMB 111 million in 1998 and 1999, respectively. CNPC did not make such contributions for such assets in 2000, 2001 and 2002.

Risk Factors

      Our business is subject to various changing competitive, economic and social conditions in the PRC. Such changing conditions entail certain risks, which are described below.

•	Our operations are affected by the volatility of prices for crude oil and refined products. We and China Petroleum and Chemical Corporation, or Sinopec, set our crude oil median prices monthly based on the Singapore trading prices for crude oil. The PRC government publishes the retail median guidance prices for gasoline and diesel monthly based on the FOB Singapore, Rotterdam and New York gasoline and diesel trading prices in the previous month. Historically, international prices for crude oil and refined products have fluctuated widely in response to changes in many factors, such as global and regional economic and political developments and global and regional supply and demand for crude oil and refined products. We do not have and will not have control over the factors affecting international prices for crude oil and refined products. We expect continued volatility and uncertainty in international prices for crude oil and refined products. Declines in crude oil prices may adversely affect our business, results of operations and financial condition, our capital expenditure plans and the value of our proved reserves.

•	The crude oil and natural gas reserve data in this annual report are only estimates. The reliability of reserve estimates depend on a number of factors, assumptions and variables, such as the quality and quantity of our technical and economic data and the prevailing oil and gas prices applicable to our production, many of which are beyond our control and may prove to be incorrect over time. Results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions in our reserve data. Our actual production, revenues and expenditures with respect to our reserves may differ materially from these estimates because of these revisions.

•	In part as a result of the PRC’s entry into the WTO, we expect that the PRC government will eventually lift its restrictions that prohibit the direct sale of crude oil and natural gas by foreign companies in China or other restrictions that limit, or have the effect of limiting, competition by foreign companies in the PRC oil and gas industry. We may face intensified competition from foreign companies in the future, especially in our refining and marketing and chemical businesses. This could adversely affect our future profitability.

•	CNPC owns approximately 90% of our share capital. This ownership percentage enables CNPC to elect our entire board of directors without the concurrence of any of our other shareholders. Accordingly, CNPC is in a position to:

—	control our policies, management and affairs;

—	subject to applicable PRC laws and regulations and provisions of our articles of association, determine the timing and amount of dividend payments and adopt amendments to certain of the provisions of our articles of association; and

—	otherwise determine the outcome of most corporate actions and, subject to the requirements of the Listing Rules of the Hong Kong Stock Exchange, cause our company to effect corporate transactions without the approval of minority shareholders.

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

Comprehensive Products and Services Agreement with CNPC and our transactions with CNPC over the past three years have been conducted on open, fair and competitive commercial terms, we have only limited leverage in negotiating with CNPC and its affiliates over the specific terms of the agreements for the provision of these services and products.

•	The eastern and southern regions of China have a higher demand for refined products and chemical products than the western and northern regions. Most of our refineries and chemical plants are located in the western and northern regions of China. While we continue to expand the sales of these products in the eastern and southern regions of China, we face strong competition from Sinopec. In addition, we incur relatively higher transportation costs for delivery of our refined products and chemical products to certain areas of these regions from our refineries and chemical plants in western and northern China. As a result, we expect that we will continue to encounter difficulty in increasing our sales of refined products and chemical products in these regions.

•	We are currently constructing and renovating several natural gas and refined product pipelines and storage facilities and plan to construct and renovate other natural gas and refined product pipelines and storage facilities. We cannot give assurance that the cash generated by our operations will be sufficient to fund these development plans or that our actual future capital expenditures and investments will not significantly exceed our current planned amounts. If either of these conditions arises, we may have to seek external financing to satisfy our capital needs. Under such circumstance, our inability to obtain sufficient funding for our development plans could adversely affect our business, financial condition and results of operations.

•	We are also subject to a number of risks relating to the PRC and the PRC oil and gas industry. These risks are described as follows:

—	Our operations, like those of other PRC oil and gas companies, are subject to extensive regulations and control by the PRC government. These regulations and control affect many material aspects of our operations, such as exploration and production licensing, industry-specific taxes and fees and environmental and safety standards. As a result, we may face significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability. Our business may also be adversely affected by future changes in certain policies of the PRC government with respect to the oil and gas industry.

—	Currently, the PRC government must approve the construction and major renovation of significant refining and petrochemical facilities as well as the construction of significant natural gas and refined product pipelines and storage facilities. We presently have several significant projects pending approval from the relevant government authorities and will need approvals from the relevant government authorities in connection with several other significant projects. We do not have control over the timing and outcome of the final project approvals.

—	We receive most of our revenues in Renminbi. A portion of our Renminbi revenues must be converted into other currencies to meet our foreign currency obligations. The existing foreign exchange limitations under the PRC laws and regulations could affect our ability to obtain foreign exchange through debt financing, or to obtain foreign exchange for capital expenditures.

—	Because PRC laws, regulations and legal requirements dealing with economic matters are relatively new and continue to evolve, and because of the limited volume of published judicial interpretations and the non-binding nature of prior court decisions, the interpretation and enforcement of these laws, regulations and legal requirements involve some uncertainty. We have included the Mandatory Provisions and certain additional requirements that are imposed by the Hong Kong Stock Exchange Listing Rules in our Articles of

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

—	In addition to the adverse effect on our revenues, margins and profitability from any future fall in oil and natural gas prices, a prolonged period of low prices or other indicators would lead to a review for impairment of our oil and natural gas properties. This review would reflect management’s view of long-term oil and natural gas prices. Such a review could result in a charge for impairment which could have a significant effect on our results of operations in the period in which it occurs.

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

      We are China’s largest producer of crude oil and natural gas. Currently, substantially all of our crude oil and natural gas reserves and production-related assets are located in China. In the year ended December 31, 2002, we had total revenue of RMB 244,424 million (US$29,520 million) and net income of RMB 46,910 million (US$5,665 million).

      Our exploration, development and production activities commenced in the early 1950s, when we conducted exploration activities in the Yumen oil region in northwestern China. The discovery of crude oil in 1959 in northeastern China’s Daqing oil region, one of the world’s largest oil regions in terms of proved crude oil reserves, marked the beginning of our large-scale upstream activities. Over the past four decades, we have conducted crude oil and natural gas exploration activities in many regions of China. As of December 31, 2002, we had estimated proved reserves of approximately 10.9 billion barrels of crude oil and approximately 38.8 trillion cubic feet of natural gas. We believe that we hold production licenses for the substantial majority of China’s proved crude oil reserves and proved natural gas reserves. In the year ended December 31, 2002, we produced 769.8 million barrels of crude oil and 605.0 billion cubic feet of natural gas for sale, representing an average production of 2,109 thousand barrels of crude oil and 1,658 million cubic feet of sales natural gas per day. Approximately 73% of the crude oil we sold in the year ended December 31, 2002 was supplied to our refineries.

      We commenced limited refining activities in the mid-1950s, when we began producing gasoline and diesel at refineries in the Yumen oil region. We now operate 23 refineries located in eight provinces, two autonomous regions and one municipality. In 2002, our refineries processed approximately 569.0 million barrels of crude oil or 1,558.9 thousand barrels per day. In the year ended December 31, 2002, we produced approximately 47.7 million tons of gasoline, diesel and kerosene and sold approximately 54.1 million tons of these products. Approximately 94% of the crude oil processed in our refineries in the year ended December 31, 2002 was supplied by our exploration and production operations. As of December 31, 2002, our retail distribution network consisted of 10,961 service stations that we own and operate, 317 service stations wholly owned by CNPC or jointly owned by CNPC and third parties to which we provide supervisory support and 1,882 franchise service stations.

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

      We are China’s largest natural gas transporter and seller in terms of sales volume. Our natural gas transmission and marketing activities commenced in Sichuan in southwestern China in the 1950s. In 2002, our sales of natural gas totaled 588.4 billion cubic feet, of which 486.3 billion cubic feet was sold through our natural gas and pipeline segment. As of December 31, 2002, we owned and operated regional natural gas pipeline networks consisting of approximately 13,391 kilometers of pipelines, of which approximately 12,299 kilometers were operated by our natural gas and pipeline segment. As of December 31, 2002, we owned and operated a crude oil pipeline network consisting of 9,215 kilometers of pipelines with an average daily throughput of approximately 2.2 million barrels of crude oil. As of December 31, 2002, we also had a refined product pipeline network consisting of approximately 2,276 kilometers of pipelines with an average daily throughput of approximately 15,397 tons of refined products.

      We plan to continue to pursue attractive business opportunities outside China as part of our business growth strategy to utilize both domestic and international resources to strengthen our competitiveness. In connection with this objective, we established PetroChina International Limited, a wholly owned subsidiary, to focus on international oil and gas exploration and development. In April 2002, we acquired Devon Energy Indonesia Limited from Devon Energy Corporation for a price of US$249.9 million. Devon Energy Indonesia Limited holds interests in a number of crude oil and natural gas exploration and production projects in Indonesia, including a 30% interest in an oil and gas production sharing contract relating to the Jabung block located in Sumatra, Indonesia. In April 2003, we acquired a 50% equity interest in Amerada Hess Indonesia Holdings Limited, which holds a 30% interest in the oil and gas production sharing contract relating to the Jabung block, for a price of US$82 million. We used loans and cash generated by our operations to fund these acquisitions. In connection with these acquisitions, we have entered into several take-or-pay agreements with a number of Singapore customers to supply them with natural gas to be produced in Indonesia. In addition, we are currently assessing the feasibility of making further investments in international oil and gas markets.

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

      PetroChina was established as a joint stock company with limited liability under the Company Law of the PRC on November 5, 1999 as part of a restructuring in which CNPC transferred to us most of the assets, liabilities and interests of CNPC relating to its exploration and production, refining and marketing, chemicals and natural gas businesses. CNPC retained the assets and liabilities relating to its remaining businesses and operations, including assets and liabilities relating to international exploration and production and refining and pipeline operations. CNPC is our primary provider of a wide range of services and products. On April 7, 2000, PetroChina completed a global offering of H shares and ADSs. Currently, CNPC owns an approximate 90% interest in PetroChina.

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

Exploration and Production

      We are engaged in crude oil and natural gas exploration, development and production in China. Substantially all of our total estimated proved crude oil and natural gas reserves are located in China, principally in northeastern, northern, southwestern and northwestern China. The Songliao basin, located in Heilongjiang and Jilin provinces in northeastern China, including the Daqing and Jilin oil regions, accounted for 51.7% of our proved crude oil reserves as of December 31, 2002 and 52.7% of our crude oil production in 2002. We also have significant crude oil reserves and operations in the area around the Bohai Bay. The Bohai Bay basin includes the Liaohe, Dagang, Huabei and Jidong oil regions and accounted for 20.4% of our proved crude oil reserves as of December 31, 2002 and 21.0% of our crude oil production in 2002. Our proved natural gas reserves and production are generally concentrated in northwestern and southwestern China, specifically in the Erdos, Tarim and Sichuan basins.

      We currently hold exploration licenses covering a total area of approximately 387 million acres and production licenses covering a total area of approximately 13.9 million acres. We believe that we hold a majority of China’s exploration and production acreage. In 2002, our exploration and production segment had income from operations of RMB 72,139 million (US$8,712 million).

Reserves

      Our estimated proved reserves as of December 31, 2002 totaled approximately 10.9 billion barrels of crude oil and approximately 38.8 trillion cubic feet of natural gas. As of December 31, 2002, proved developed reserves accounted for 84.1% and 30.7% of our total proved crude oil and natural gas reserves, respectively. Total proved hydrocarbon reserves on a barrels-of-oil equivalent basis increased by 2.5% from approximately 16,976.2 million barrels-of-oil equivalent as of the end of 2001 to approximately 17,406.4 million barrels-of-oil equivalent as of the end of 2002. Natural gas as a percentage of total proved hydrocarbon reserves increased from 35.4% as of December 31, 2001 to 37.2% as of December 31, 2002.

      The following table sets forth our estimated proved reserves and proved developed reserves of crude oil and natural gas as of December 31, 2000, 2001 and 2002. We prepared our reserve estimates as of December 31, 2000, 2001 and 2002 on the basis of a report prepared by DeGolyer and MacNaughton, independent engineering consultants, in accordance with Statement of Financial Accounting Standards No. 69, or SFAS No. 69. Our reserve estimates include only crude oil and natural gas which we believe can be reasonably produced within the current terms of our production licenses. See “Regulatory Matters — Exploration Licenses and Production Licenses” for a discussion of our production licenses. Also see “Item 3 — Key Information — Risk Factors” for a discussion of the uncertainty inherent in the estimation of proved reserves.

	Crude oil	Natural gas(1)	Combined

	(millions of barrels)	(Bcf)	(BOE, in millions)
Proved developed and undeveloped reserves
Reserves as of December 31, 2000	11,031.8	32,532.6	16,453.9
Revisions of previous estimates	189.6	487.6	270.9
Extensions and discoveries	360.4	3,773.4	989.3
Improved recovery	140.8	35.8	146.7
Production for the year	(763.5)	(726.8)	(884.6)
Reserves as of December 31, 2001	10,959.1	36,102.6	16,976.2
Revisions of previous estimates	348.6	(224.2)	311.3
Extensions and discoveries	329.7	3,539.5	919.6
Improved recovery	30.6	0	30.6
Purchased reserves	38.7	192.6	70.8
Production for the year	(769.8)	(793.8)	(902.1)
Reserves as of December 31, 2002	10,937.0	38,816.8	17,406.4
Proved developed reserves
As of December 31, 2000	9,545.7	12,502.5	11,629.4
As of December 31, 2001	9,308.8	12,945.6	11,466.4
As of December 31, 2002	9,198.1	11,921.2	11,185.0

(1)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

      The following tables set forth our crude oil and natural gas proved reserves and proved developed reserves by region as of December 31, 2000, 2001 and 2002.

	As of December 31,

	2000		2001		2002

	Proved		Proved		Proved
	developed		developed		developed
	and	Proved	and	Proved	and	Proved
	undeveloped	developed	undeveloped	developed	undeveloped	developed

	(millions of barrels)
Crude oil reserves
Daqing	5,682.1	5,426.0	5,349.8	5,029.1	5,073.8	4,729.6
Liaohe	1,223.8	999.9	1,217.3	1,027.4	1,227.0	1,007.5
Xinjiang	1,084.9	821.5	1,089.9	854.4	1,102.2	912.5
Changqing	627.3	472.0	821.8	576.9	885.7	623.1
Jilin	477.6	373.7	527.0	371.7	585.8	377.2
Tarim	466.1	300.7	495.0	298.8	522.0	342.6
Huabei	500.3	375.4	483.3	345.9	494.2	350.8
Dagang	439.4	295.8	447.2	331.9	458.4	364.9
Qinghai	239.5	192.4	229.9	186.6	240.6	192.7
Tuha	196.8	194.4	199.9	188.0	208.7	189.9
Sichuan	8.6	8.6	5.7	5.7	5.5	5.5
Other regions(1)	85.3	85.3	92.5	92.5	133.1	101.9

Total	11,031.8	9,545.7	10,959.1	9,308.8	10,937.0	9,198.1

	As of December 31,

	2000		2001		2002

	Proved		Proved		Proved
	Developed		developed		developed
	and	Proved	and	Proved	and	Proved
	undeveloped	developed	undeveloped	developed	undeveloped	developed

	(Bcf)
Natural gas reserves(1)
Changqing	6,798.9	2,360.5	10,256.6	2,864.3	11,222.6	2,719.5
Tarim	10,007.0	481.3	10,158.1	531.1	11,026.0	591.2
Sichuan	7,247.4	4,917.2	7,074.1	4,814.8	7,461.7	4,040.6
Qinghai	2,923.2	101.2	2,946.8	487.0	3,416.1	837.2
Xinjiang	1,421.2	1,345.3	1,584.8	1,293.5	1,707.3	1,036.1
Daqing	1,617.2	1,459.2	1,551.7	1,374.2	1,324.8	1,171.9
Dagang	622.5	211.5	719.9	276.6	655.4	252.4
Tuha	599.4	598.7	583.1	329.3	621.2	338.4
Liaohe	745.4	645.0	697.6	623.9	606.6	530.5
Huabei	364.3	237.4	366.8	229.6	395.8	237.5
Jilin	172.3	131.0	151.3	109.5	174.3	109.9
Other regions(2)	14.0	14.0	11.9	11.9	204.9	55.9

Total	32,532.8	12,502.5	36,102.6	12,945.6	38,816.8	11,921.2

(1)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

(2)	Represents the Jidong and Yumen oil regions and our oil and gas fields in Indonesia.

Exploration and Development

      We are currently conducting exploration and development efforts in eleven provinces, two municipalities under the direct administration of the central government and three autonomous regions in China. In September 2002, the State Development Planning Commission, the predecessor of the National Development and Reform Commission, approved our proposal to explore, in cooperation with foreign companies, fifteen additional crude oil and natural gas fields with an aggregate area of 75,071 kilometers located in Qaiddam basin, Erdos basin, Sichuan basin and Xinjiang basin. We believe that we have more extensive experience in the exploration and development of crude oil and natural gas than any of our principal competitors in China. Since early 1950s, we have worked for nearly five decades to develop exploration and recovery technologies and methods tailored to the specific geological conditions in China.

      The following table sets forth the number of wells we drilled, or in which we participated, and the results thereof, for the periods indicated.

Year		Daqing	Xinjiang	Liaohe	Changqing	Huabei	Dagang	Sichuan	Others(1)	Total

2000	Net exploratory wells drilled(2)	93	96	70	157	71	36	38	142	706
	Crude oil	57	79	45	54	30	19	4	61	349
	Natural gas	1	3	0	28	4	6	20	12	74
	Dry(3)	35	14	25	75	37	11	14	72	283
	Net development wells drilled(2)	2,783	1,135	800	614	268	165	41	974	6,780
	Crude oil	2,774	1,129	792	534	254	159	8	955	6,605
	Natural gas	1	1	8	61	3	2	23	14	113
	Dry(3)	8	5	0	19	11	4	10	5	62

Year		Daqing	Xinjiang	Liaohe	Changqing	Huabei	Dagang	Sichuan	Others(1)	Total

2001	Net exploratory wells drilled(2)	84	71	63	127	68	44	37	169	663
	Crude oil	33	45	34	55	38	32	4	83	324
	Natural gas	2	13	0	18	3	0	14	5	55
	Dry(3)	49	13	29	54	27	12	19	81	284
	Net development wells drilled(2)	2,406	1,140	733	1,168	287	208	23	983	6,948
	Crude oil	2,392	1,130	722	1,140	275	204	8	964	6,835
	Natural gas	5	4	11	10	2	1	11	18	62
	Dry(3)	9	6	0	18	10	3	4	1	51

2002	Net exploratory wells drilled(2)	67	84	61	170	67	30	28	149	656
	Crude oil	27	63	28	69	28	21	4	60	300
	Natural gas	1	3	0	10	4	0	7	11	36
	Dry(3)	39	18	33	91	35	9	17	78	320
	Net development wells drilled(2)	1,988	1,247	603	1,285	246	212	40	955	6,576
	Crude oil	1,975	1,235	583	1,197	238	205	13	926	6,372
	Natural gas	6	7	20	55	2	3	25	22	140
	Dry(3)	7	5	0	33	6	4	2	7	64

(1)	Represents the Jilin, Tarim, Tuha, Qinghai, Jidong and Yumen oil regions and our oil and gas fields in Indonesia.

(2)	“Net” wells refer to the wells after deducting interests of others. No third parties own any interests in any of our wells.

(3)	“Dry” wells are wells with insufficient reserves to sustain commercial production.

Properties

      The following table sets forth our interests in developed and undeveloped acreage by oil region and in productive crude oil and natural gas wells as of December 31, 2002.

			Acreage(1) (thousands of acres)

	Productive wells(1)		Developed		Undeveloped

Oil region	Crude oil	Natural gas	Crude oil	Natural gas	Crude oil	Natural gas

Daqing	33,893	117	560.1	23.7	558.4	93.7
Liaohe	15,656	572	153.9	27.7	120.9	12.9
Xinjiang	12,951	53	262.3	34.2	74.5	12.9
Jilin	10,534	28	222.6	19.5	238.2	25.3
Changqing	7,661	283	184.7	577.9	352.3	1,424.8
Huabei	4,494	70	87.3	9.5	111.0	6.6
Dagang	2,853	46	79.7	14.5	88.2	23.7
Tuha	917	12	28.7	0.0	18.2	15.6
Tarim	457	54	78.5	69.9	43.5	78.2
Sichuan	350	888	273.7	287.8	17.6	118.1
Other regions(2)	2,643	112	99.5	122.3	34.9	14.6

Total	92,409	2,235	2,031.0	1,187.0	1,657.7	1,826.4

(1)	Includes all wells and acreage in which we have an interest. No third parties own any interests in any of our wells or acreage.

(2)	Represents the Qinghai, Jidong and Yumen oil regions and our oil and gas fields in Indonesia.

      Approximately 67.7% of our proved crude oil reserves are concentrated in the Daqing, Liaohe and Xinjiang oil regions, and approximately 85.3% of our proved natural gas reserves are concentrated in the Changqing oil and gas region, the Tarim oil region, the Sichuan gas region and the Qinghai oil region. We believe that the Erdos, Junggar, Tarim and Songliao basins and Bohai Bay have the highest potential for increasing our crude oil reserve base through future exploration and development, and that the Tarim, Erdos, Sichuan and Qaiddam basins have the highest potential for increasing our natural gas reserve base through future exploration and development.

Production

      The following table sets forth our historical average net daily crude oil and natural gas production by region and our average sales price for the periods ended December 31, 2000, 2001 and 2002.

	For the year ended
	December 31,
				% of
	2000	2001	2002	2002 total

Crude oil production(1)
(thousands of barrels per day, except percentages or otherwise indicated)
Daqing	1,079.0	1,048.4	1,020.5	48.4
Liaohe	268.7	265.6	259.1	12.3
Xinjiang	188.5	198.4	206.0	9.8
Changqing	94.5	105.9	124.2	5.9
Tarim	89.0	96.7	102.7	4.9
Huabei	92.7	91.6	89.0	4.2
Jilin	76.4	82.3	90.4	4.3
Dagang	80.5	79.5	79.2	3.8
Tuha	61.5	55.0	54.1	2.6
Other(2)	65.8	68.3	83.8	4.0

Total	2,096.4	2,091.8	2,109.1	100.0%

Annual production (million barrels)	765.2	763.5	769.8
Average sales price
(RMB per barrel)	225.23	195.37	186.08
(US$ per barrel)	27.21	23.61	22.48

Natural gas production(1)(3)
(millions of cubic feet per day, except percentages or otherwise indicated)
Sichuan	740.2	774.6	808.2	48.8
Changqing	187.3	299.1	335.7	20.3
Daqing	142.0	137.4	137.7	8.3
Tuha	61.5	74.0	69.8	4.2
Liaohe	64.3	64.8	56.0	3.4
Xinjiang	56.8	51.2	53.3	3.2
Qinghai	30.5	45.9	92.3	5.6
Huabei	32.1	36.9	42.1	2.5
Dagang	33.7	32.6	30.6	1.8
Tarim	28.8	20.6	24.6	1.5
Other(4)	7.2	6.7	7.2	0.4

Total	1,384.4	1,543.7	1,657.5	100.0%

	For the year ended
	December 31,
				% of
	2000	2001	2002	2002 total

Annual production (Bcf)	505.3	563.5	605.0
Average sales price
(RMB per Mcf)	17.63	18.41	19.20
(US$ per Mcf)	2.13	2.22	2.32

(1)	Production volumes for each region include our share of the production from all of our cooperative projects with foreign companies in that region.

(2)	Represents production from the Qinghai, Jidong and Yumen oil regions, the Sichuan gas region and our oil and gas fields in Indonesia.

(3)	Represents production of sales gas.

(4)	Represents production from the Jilin, Jidong and Yumen oil regions and our oil and gas fields in Indonesia.

      In 2002, we supplied approximately 73%, 16%, 7% and 4% of our total crude oil sales to our refineries, Sinopec’s refineries, regional refineries controlled by unrelated third parties in China and companies or entities outside China, respectively. We entered into a crude oil mutual supply framework agreement with Sinopec on December 30, 2002 for the supply of crude oil to each other’s refineries in 2003. Under this agreement, we agreed in principle to supply approximately 110 million barrels of crude oil to Sinopec in 2003 at negotiated prices based on the Singapore market FOB prices for crude oil. See “Item 5 — Operating and Financial Review and Prospects — General — Factors Affecting Results of Operations — Crude Oil Prices” for a detailed discussion of the crude oil premium and discount calculation agreement and its supplemental agreement.

Principal Oil and Gas Regions

  Daqing Oil Region

      The Daqing oil region, our largest oil and gas producing property, is located in the Songliao basin and covers an area of approximately one million acres. The successful discovery and development of the oil fields in the Daqing oil region marked a critical breakthrough in the history of both our company and the PRC oil and gas industry. In terms of proved hydrocarbon reserves and annual production, the Daqing oil region is the largest oil region in China and one of the most prolific oil and gas properties in the world. We commenced exploration activities in the Daqing oil region in 1955 and discovered oil in the region in 1959. Annual crude oil production volume in the Daqing oil region reached one million barrels per day in 1976 and has remained relatively stable for the past 27 years. As of December 31, 2002, we produced crude oil from 20 fields in the Daqing oil region.

      As of December 31, 2002, our proved crude oil reserves in the Daqing oil region were 5,073.8 million barrels, representing 46.4% of our total proved crude oil reserves. The proved crude oil reserves in our Daqing oil region decreased by 5.2% in 2002, as compared to 5,349.8 million barrels in 2001, because the crude oil production exceeded the crude oil reserve additions in 2002 in our Daqing oil region. In 2002, our oil fields in the Daqing oil region produced an average of 1,020.5 thousand barrels of crude oil per day, representing approximately 48.4% of our total daily crude oil production. In 2002, the crude oil reserve-to-production ratio of the Daqing oil region was 13.6 years. The crude oil we produce in the Daqing oil region has an average API gravity of 35.7 degrees. In 2002, the crude oil we produced in the Daqing oil region had an average water cut of 87.9%, increasing from 87.4% in 2001.

      The major oil reservoirs in the Daqing oil region are generally evenly spread with relatively moderate depths, and have simple geological structures. As a consequence of these factors, our finding and development costs in the Daqing oil region are the lowest among all oil-producing regions in China.

      Because the crude oil in the Daqing oil region is primarily located in large reservoirs with relatively moderate depths of approximately 900 meters to 1,500 meters and most of the crude oil produced at Daqing is medium viscosity oil, lifting costs in the Daqing oil region are relatively low among our oil regions. Crude oil produced using enhanced recovery techniques accounted for 17.7%, 18.5%, and 22.6% of our crude oil production from the Daqing oil region in 2000, 2001 and 2002, respectively.

      Because our oil fields in the Daqing oil region are relatively mature, the difficulty of extracting crude oil from these fields has increased in recent years and is likely to continue to increase gradually in the future. As a result, we expect our lifting costs at these fields to increase in future years. However, we intend to adopt a number of measures to contain the increase in our lifting costs at these fields. Those measures include:

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

      Daqing’s crude oil has a low sulfur and high paraffin content. As many refineries in China, particularly those in northeastern China, are configured to refine Daqing crude oil, we have a stable market for the crude oil we produce in the Daqing oil region. In 2002, we refined approximately 63% of Daqing crude oil in our own refineries, exported approximately 7% and sold the remaining portion to Sinopec or local refineries.

     Liaohe Oil Region

      The Liaohe oil region is our second largest crude oil producing property and is located in the northern part of the Bohai Bay basin. We began commercial production in the Liaohe oil region in 1971. The Liaohe oil region covers a total area of approximately 580,000 acres. The Liaohe oil region is China’s third largest oil region in terms of production in 2002.

      As of December 31, 2002, proved crude oil reserves in the Liaohe oil region were 1,227.0 million barrels, representing 11.2% of our total proved oil reserves. In 2002, our oil fields in the Liaohe oil region produced an average of 259.1 thousand barrels of crude oil per day, representing approximately 12.3% of our total daily crude oil production. In 2002, the crude oil reserve-to-production ratio in the Liaohe oil region was 13.0 years. In 2002, the crude oil we produced in the Liaohe oil region had an average API gravity of 26.0 degrees and an average water cut of 72.8%. We have proved crude oil reserves in 37 fields in the Liaohe oil region, including 32 fields currently in production. We produce several varieties of crude oil in the Liaohe oil region, ranging from light crude oil to heavy crude oil and high pour point crude oil.

      We have easy access to crude oil pipelines for Liaohe crude oil. The pipelines linking Daqing to Dalian port and Qinhuangdao port pass through the Liaohe oil region. In 2002, we sold about 79% of the crude oil we produced at the Liaohe oil region to our own refineries.

     Xinjiang Oil Region

      The Xinjiang oil region is located in the Junggar basin in northwestern China. We commenced our operations in the Xinjiang oil region in 1951. The Xinjiang oil region covers a total area of approximately 900 thousand acres. As of December 31, 2002, our proved crude oil reserves in the Xinjiang oil region were 1,102.2 million barrels, representing 10.1% of our total proved crude oil reserves. In 2002, our oil fields in the Xinjiang oil region produced an average of 206.0 thousand barrels of crude oil per day, representing 9.8% of our total crude oil production. In 2002, the crude oil reserve-to-production ratio at the Xinjiang oil region was 14.7 years. In 2002, the crude oil we produced in the Xinjiang oil region had an average API gravity of 36.8 degrees and an average water cut of 70.4%.

     Sichuan Gas Region

      The Sichuan gas region is the largest natural gas region in China in terms of annual natural gas production. We began natural gas exploration and production in Sichuan in the 1950s. The Sichuan gas region covers a total area of approximately 2.3 million acres. The natural gas reserve-to-production ratio in the Sichuan gas region was 24.1 years in 2002. As of December 31, 2002, we had 90 natural gas fields under development in the Sichuan gas region.

      As of December 31, 2002, our proved natural gas reserves in the Sichuan gas region were 7,461.7 billion cubic feet, representing 19.2% of our total proved natural gas reserves. In 2002, our natural gas production for sale in the Sichuan gas region reached 295.0 billion cubic feet, representing 48.8% of our total natural gas production.

      We have increased our efforts in developing natural gas reserves in the Sichuan gas region in the past few years. In 2002, we discovered and proved significant natural gas reserves in Luojiazhai gas field in the Sichuan gas region. As of December 31, 2002, Luojiazhai gas field had a total proved natural gas reserve of 1,143.5 billion cubic feet. Currently, Luojiazhai gas field is the largest gas field in the Sichuan basin. In addition, we have developed a broad range of technologies relating to natural gas exploration, production, pipeline systems and marketing activities tailored to local conditions in Sichuan. We intend to continue to substantially increase our natural gas reserves and annual natural gas production in the Sichuan gas region by adopting advanced technologies and reducing costs.

      In November 2002, we obtained approval from the State Development Planning Commission, the predecessor of the National Development and Reform Commission, to construct pipelines to transmit natural gas produced in the Sichuan gas region to major cities in central China. This is known as the Zhong County to Wuhan City natural gas pipeline project. See “— Natural Gas and Pipeline — Expansion of Our Natural Gas Transmission and Marketing Business” for a discussion of the Zhong County to Wuhan City natural gas pipeline project.

     Changqing Oil and Gas Region

      The Changqing oil and gas region covers parts of Shaanxi Province and Gansu Province and the Ningxia and Inner Mongolia Autonomous Regions. We commenced operations in the Changqing oil and gas region in 1970. In 2002, we produced 45.3 million barrels of crude oil in the Changqing oil and gas region.

      In the early 1990s, we discovered the Changqing gas field, which had total estimated proved natural gas reserves of 11,222.6 billion cubic feet as of December 31, 2002, representing 28.9% of our total proved natural gas reserves. In January 2001, we discovered the Sugeli oil field with total proved natural gas reserves of 2,500.2 billion cubic feet. In 2002, we produced 122.5 billion cubic feet of natural gas for sale in the Changqing oil and gas region. The establishment of a natural gas pipeline from Shaanxi to Beijing in 1997 has significantly expanded the range of target markets for natural gas produced in the Changqing oil and gas region over the years. In the six years following the establishment of the pipeline, we significantly increased daily natural gas production for sale in the Changqing oil and gas region. We intend to build an additional natural gas pipeline from Shaanxi to Beijing in the next two years. This pipeline is designed to have an annual throughput capacity of 423.8 billion cubic feet of natural gas upon its completion. See “— Natural Gas and Pipeline —

Expansion of Our Natural Gas Transmission and Marketing Business” for a discussion of the additional Shaanxi to Beijing natural gas pipeline project.

     Tarim Oil Region

      The Tarim oil region is located in the Tarim basin in northwestern China with a total area of approximately 590 thousand acres. As of December 31, 2002, our proved crude oil reserves in the Tarim oil region were 522.0 million barrels. The Kela 2 natural gas field, which we discovered in 1998 in the oil region, had estimated proved natural gas reserves of approximately 6,320 billion cubic feet as of December 31, 2002. As of December 31, 2002, the proved natural gas reserves in the Tarim oil region reached 11,026.0 billion cubic feet, representing 28.4% of our total proved natural gas reserves. Currently, the Kela 2 natural gas field is the largest natural gas field in China in terms of proved natural gas reserves.

      In 2002, we produced 9.0 billion cubic feet of natural gas for sale in the Tarim oil region. We are in the process of constructing pipelines to deliver natural gas in the Tarim oil region to the central and eastern regions of China where there is strong demand for natural gas through our West to East natural gas pipeline project. See “— Natural Gas and Pipeline — Expansion of Our Natural Gas Transmission and Marketing Business” for a discussion of our West to East natural gas pipeline project. We plan to significantly increase our natural gas production in the Tarim oil region after the commencement of the operation of this West to East natural gas pipeline.

OUR REFINING AND MARKETING SEGMENT

Urumqi
Lhasa
Yellow River
Yangtze River
Chengdu
Chongqing
Zhengzhou
Beijing
Shanghai
Guangzhou
Hong Kong
YELLOW SEA
EAST CHINA SEA
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
13. Shaanxi Distribution Company
14. Qinghai Distribution Company
15. Xinjiang Distribution Company
16. Sichuan Distribution Company
17. Chongqing Distribution Company
18. Tibet Distribution Company
19. Dalian Shipment Company
20. Liaohe Petrochemical Company
21. Karamayi Petrochemical Plant
22. Dagang Petrochemical Company
23. Huhhot Petrochemical Company
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

      The following sets forth the highlights of our refining and marketing segment in 2002:

•	as of December 31, 2002, our refineries’ annual primary distillation capacity totaled 724.9 million barrels of crude oil per year, or 1,986.0 thousand barrels per day;

•	we processed 569.0 million barrels of crude oil, or 1,558.9 thousand barrels per day;

•	we produced approximately 47.7 million tons of gasoline, diesel and kerosene and sold approximately 54.1 million tons of these products;

•	as of December 31, 2002, our retail distribution network consisted of:

—	10,961 service stations owned and operated by us,

—	317 service stations wholly owned by CNPC or jointly owned by CNPC and third parties and to which we provide supervisory support, and

—	1,882 franchise service stations owned and operated by third parties with which we have long-term refined product supply agreements; and

•	our service stations are located throughout China. In 2002, our service stations sold approximately 18.8 million tons of gasoline and diesel, representing 36.0% of the total of these products sold through our marketing operations.

Refining

      Our refineries are located in eight provinces, two autonomous regions and one municipality in the northeastern, northwestern and northern regions of China.

  Refined Products

      We produce a wide range of refined products at our refineries. Some of our refined products are consumed internally as feedstocks for our chemical operations. The table below sets forth production volume for our principal refined products for each of the three years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,

Product	2000	2001	2002

	(in thousands of tons)
Diesel	25,160.3	28,080.9	29,229.2
Gasoline	15,266.7	16,563.4	16,646.4
Fuel oil	7,283.9	6,582.2	6,176.8
Naphtha	3,673.6	3,453.3	3,066.0
Kerosene	2,277.2	1,893.6	1,774.7
Lubricants	1,183.3	1,197.2	1,358.9
Asphalt	1,311.6	1,406.8	1,653.5
Paraffin	932.7	857.6	856.4

Total	57,089.3	60,035.0	60,761.9

      In the past five years, we have adjusted our product mix to reflect market demand and to focus on the production of high margin products. This resulted in an overall modest increase in the production of lighter refined products which generally are higher margin products, such as gasoline and lubricants, in the same periods. At the same time, we have decreased our production of low margin products, such as fuel oil.

      In recent years, we have made significant capital investments in facility expansions and upgrades to improve product quality to meet evolving market demand and environmental requirements in China. In each of the three years ended December 31, 2000, 2001 and 2002, our capital expenditures for our refining and marketing segment were RMB 13,595 million, RMB 11,416 million and RMB 11,327 million (US$1,368 million), respectively. These capital expenditures were incurred primarily in connection with our refining facility upgrades and expansion of our refined product retail marketing network and storage infrastructure. In addition, we have also focused on enhancing our processing technologies and methods. These efforts have enabled us to improve the quality of refined products at our refineries, particularly that of gasoline and diesel. We believe that our refined products generally meet product specification and environmental protection requirements as set by the PRC government. We have upgraded our refineries in response to a new PRC specification limiting the olefin and sulfur content in gasoline. All of our refineries are now capable of producing gasoline meeting this new specification. The PRC government requires all gasoline to be sold on the PRC market to comply with this new specification by July 1, 2003. We believe that we have already met this requirement.

  Our Refineries

      Most of our refineries are strategically located close to our crude oil storage facilities, along our crude oil and refined product transmission pipelines and/or railways. These systems provide our refineries with secure supplies of crude oil and facilitate our distribution of refined products to the domestic markets. In each of the three years ended December 31, 2000, 2001 and 2002, our exploration and production operations supplied approximately 93%, 95% and 94%, respectively, of the crude oil processed in our refineries.

      The table below sets forth certain operating statistics regarding our refineries as of December 31, 2000, 2001 and 2002.

	As of December 31,

	2000	2001	2002

Primary distillation capacity(1) (thousand barrels per day)
Dalian Petrochemical	143.7	178.1	212.6
Fushun Petrochemical	162.0	162.0	162.0
Lanzhou Petrochemical(2)	151.8	151.8	151.8
Daqing Petrochemical	121.5	121.5	121.5
Jinzhou Petrochemical(3)	113.3	113.3	113.3
Jinxi Petrochemical	111.3	111.3	111.3
Jilin Petrochemical(4)	101.2	101.2	101.2
Urumqi Petrochemical	101.2	101.2	101.2
Other refineries	911.1	911.1	911.1

Total	1,917.1	1,951.5	1,986.0

	As of December 31,

	2000	2001	2002

Refining throughput (thousand barrels per day)
Dalian Petrochemical	119.5	121.6	136.6
Fushun Petrochemical	162.7	168.3	166.3
Lanzhou Petrochemical(2)	129.7	128.8	128.6
Daqing Petrochemical	107.4	108.9	108.2
Jinzhou Petrochemical(3)	90.8	93.9	101.3
Jinxi Petrochemical	98.9	104.1	97.2
Jilin Petrochemical(4)	91.1	87.9	92.3
Urumqi Petrochemical	68.8	71.7	71.7
Other refineries	628.5	667.9	656.7

Total	1,497.4	1,553.1	1,558.9

Conversion equivalent(5) (percent)
Dalian Petrochemical	46.5	37.5	54.3
Fushun Petrochemical	96.0	78.6	66.9
Lanzhou Petrochemical(2)	38.7	31.3	31.3
Daqing Petrochemical	79.4	72.7	61.0
Jinzhou Petrochemical(3)	63.6	63.4	62.5
Jinxi Petrochemical	70.9	69.1	67.3
Jilin Petrochemical(4)	45.6	47.6	54.0
Urumqi Petrochemical	52.0	48.0	50.0
Average of other refineries	47.5	43.9	43.7

(1)	Represents the primary distillation capacity of crude oil and condensate.

(2)	Includes Lanzhou Refinery, which was merged into Lanzhou Petrochemical in October 2000 as part at our ongoing restructuring.

(3)	Includes a 19.05% minority interest held by unrelated third parties in Jinzhou Petrochemical Company Limited in the relevant periods.

(4)	Includes Jilin Chemical Industrial Company Limited, in which we held a 67.29% equity interest in the relevant periods. Data regarding the primary distillation capacity, refining throughput and conversion equivalent of Jilin Petrochemical includes a 32.71% minority interest held by unrelated third parties in Jilin Chemical Industrial Company Limited in the relevant periods.

(5)	Stated in fluid catalytic cracking, delayed coking and hydrocracking equivalent/ topping (percentage by weight), based on 100% of balanced distillation capacity.

      In each of the three years ended December 31, 2000, 2001 and 2002, the average utilization rate of the primary distillation capacity at our refineries was 78.1%, 80.3% and 79.1%, respectively. We plan to increase the utilization rate of the primary distillation capacity at our refineries by means of shutting down inefficient refining units and facilities. The average yield for our four principal refined products (gasoline, kerosene, diesel and lubricants) at our refineries was 58.9%, 62.2% and 63.7%, respectively, in the same periods. “Yield” represents the number of tons of a refined product expressed as a percentage of the number of tons of crude oil from which that product was processed. In each of the three years ended December 31, 2000, 2001 and 2002, the yield for all refined products at our refineries was approximately 91%.

      Dalian Petrochemical, Fushun Petrochemical, Lanzhou Petrochemical and Daqing Petrochemical were our leading refineries in terms of both primary distillation capacity and throughput in 2002. They are all located close to our major oil fields in the northeast and northwest regions of China and produce a wide range of refined products. In October 2000, Lanzhou Refinery was consolidated into Lanzhou Petrochemical as part of our ongoing restructuring. Lanzhou Petrochemical has a strategic position in our plan to expand our markets in refined product sales in the southwestern and central regions of China. It is located in the northwestern part of China, providing easy access to markets in southwestern and central regions in China. In 2002, we increased the primary distillation capacity at Dalian Petrochemical by 34.5 thousand barrels per day. We expect its throughput to continue to increase in the future. As of December 31, 2002, these four refineries had an aggregate primary distillation capacity of 236.4 million barrels per year or 647.9 thousand barrels per day, representing approximately 32.6% of the total primary distillation capacity of all our refineries. In 2002, these four refineries processed 197.0 million barrels of crude oil or 539.7 thousand barrels per day in the aggregate, representing approximately 34.6% of our total throughput.

Marketing

      We market a wide range of refined products, including gasoline, diesel, kerosene and lubricants, through an extensive network of sales personnel and independent distributors and a broad wholesale and retail distribution system across China. As of December 31, 2002, our marketing network consisted of:

•	approximately 780 regional wholesale distribution outlets nationwide. Substantially all of these outlets are located in high demand areas such as economic centers across China, particularly in the coastal areas, along major railways and along the Yangtze River; and

•	10,961 service stations owned and operated by us, 317 service stations wholly owned by CNPC or jointly owned by CNPC and third parties that exclusively sell refined products produced or supplied by us and to which we provide supervisory support under contractual arrangement, and 1,882 franchise service stations owned and operated by third parties.

      In September 2002, we acquired from CNPC all of the assets and liabilities of 686 refined products marketing enterprises. These assets consist primarily of 2,994 service stations and 478 storage facilities located in more than 500 counties in 15 provinces and autonomous regions in the PRC. We believe that the addition of these service stations and storage facilities has provided us with an important platform to further expand and develop our refined product sales and distribution network and develop our retail distribution channels.

      In 2002, we sold approximately 52.2 million tons of gasoline and diesel. The PRC government and other institutional customers, including railway, transportation and fishery operators, are our long-term purchasers of the gasoline and diesel that we produce. We sell gasoline and diesel to those customers at the ex-factory median prices published by the PRC government with an 8% floating range on the ex-factory median prices. See “— Regulatory Matters — Pricing — Refined Products” for a discussion of refined product pricing. Sales of gasoline and diesel to those customers accounted for approximately 4% and 14% of our total sales of gasoline and diesel, respectively, in 2002. The following table sets forth our refined product sales volumes by principal product category for each of the three years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,

Product	2000(1)	2001(1)	2002(1)

	(in thousands of tons)
Diesel	26,652.4	31,548.4	33,167.1
Gasoline	15,649.4	18,170.2	19,001.3
Fuel oil	5,059.2	4,785.0	4,327.8
Naphtha	3,734.8	4,333.2	4,142.5
Kerosene	2,296.3	1,931.7	1,884.5
Lubricants	1,668.7	1,979.4	1,997.0
Asphalt	936.6	921.9	1,344.0
Paraffin	906.8	806.5	868.7

Total	56,904.2	64,476.3	66,732.9

(1)	Includes sales volume of the 2,994 service stations we acquired from CNPC in September 2002.

     Wholesale Marketing

      We sell refined products both directly and through independent distributors into various wholesale markets, as well as the utility, commercial, petrochemical, aviation, agricultural, fishery and transportation companies in China. We sold approximately 52.2 million tons of gasoline and diesel through our wholesale operations in 2002, including transfers to our retail operations. We sold approximately 1.6 million tons of gasoline and diesel through our wholesale operations to Sinopec in 2002, representing approximately 3.1% of our total sales of these products in that period. In 2002, we sold approximately 14.6 million tons of our other principal refined products.

      Until 1998, the refined product distribution system in China was divided on a geographic basis into provincial, municipal and county levels. Our wholesale distribution system was established on the basis of this three-tier system. As a result, our wholesale distribution structure created inefficiencies in our marketing operations. In addition, the unnecessary distribution layers increased distribution costs. As part of the restructuring of the CNPC group in 1999, we completed the implementation of a plan to consolidate our wholesale operations and reduce distribution layers and the number of wholesale outlets. In 2001, we completed a series of initiatives to change the business scope, adjust business functions or shut down operations in respect of 558 county level outlets. In addition, we merged 18 municipal level outlets in 2001. In 2002, we continued these initiatives by integrating our markets in Shandong Province and Anhui Province, enhancing our logistics system and shutting down a number of inefficient oil storage facilities. We expect that the implementation of this plan will continue to increase the overall efficiency of our marketing operations.

     Retail Marketing

      In 2002, we sold approximately 18.8 million tons of gasoline and diesel through our service station network, accounting for 36.0% of the total of these products sold through our marketing operations. Average daily sales volumes of gasoline and diesel at our service station network were approximately 2.7 tons, 3.6 tons and 3.9 tons per service station for the years ended December 31, 2000, 2001 and 2002, respectively, although these numbers vary significantly by geographic region. The weighted average sales volume of gasoline and diesel per business day at our service station network in 2002 was 4.8 tons per service station.

      We sell our refined products to service stations owned and operated by CNPC. These service stations sell exclusively refined products produced or supplied by us in accordance with contractual arrangements between CNPC and us. Under these contractual arrangements, we also provide supervisory support to these service stations.

      We operate a majority of our service stations under the tradename of “PetroChina”. We are still in the process of gradually converting the tradename for the existing service stations in our service station network that still use the tradename of “CNPC” to “PetroChina”. We intend to use “PetroChina” as the tradename for the service stations to be acquired or constructed by us in the future.

      Most of the service stations in our service station network are concentrated in the northern, northeastern and northwestern regions of China where we have a dominant wholesale market position. However, the eastern and southern regions of China have a higher demand for gasoline and diesel. In 2002, we sold approximately 8,280 thousand tons of gasoline and diesel through our owned and franchised service stations in those regions, as compared to approximately 6,630 thousand tons we sold in 2001. We intend to continue to expand our sales and market share in those regions through expanding the number of our service stations and storage facilities in those regions. As part of this expansion strategy, we established a Sino-foreign equity joint venture with BP Amoco p.l.c. in 2001 to engage in the development and operation of service stations in Guangdong Province and Fujian Province in eastern China. We hold a 51% equity interest in the joint venture and BP Amoco p.l.c. holds a 49% equity interest in the joint venture. The joint venture operated 293 service stations as of December 31, 2002.

      In 2002, we expanded our retail distribution channel through the acquisition from CNPC of 2,994 service stations and 478 storage facilities located in more than 500 counties in 15 provinces and autonomous regions in the PRC. The CNPC enterprises that operated these service stations and storage facilities suffered operating losses in the past two years due primarily to the lack of funds, decreases in sales and high operating costs. Through operational restructuring and business integration, we have improved the profitability of these service stations and storage facilities without incurring material capital expenditures.

      In addition to the 2,994 service stations we acquired from CNPC, we also acquired or constructed in 2002 an additional 1,443 service stations that are owned and operated by us. We plan to further increase our retail market share and improve the efficiency of our retail operations. We currently plan to invest approximately RMB 7,957 million for the period between 2003 to 2005 to expand our service station network by way of acquisition, joint ventures, new construction and franchising from or with CNPC or other third parties. We invested RMB 6,030 million in expanding our service station network in 2002. We currently intend to add 3,400 new service stations, including 1,580 franchised service stations, into our service station network between 2003 to 2005.

      The following table sets forth the number of the service stations in our marketing network as of December 31, 2002:

Owned and operated by us(1)	10,961
Wholly owned by CNPC or jointly owned by CNPC and third parties(2)	317
Franchised	1,882

Total	13,160

(1)	Includes 293 service stations operated by the joint venture established by BP Amoco p.l.c. and us.

(2)	These service stations exclusively sell refined products produced or supplied by us. We also provide supervisory support to these service stations.

      In order to improve the efficiency and profitability of our existing service station network, we standardize the interior and exterior of our service stations, our service procedures, staff uniforms and the product quality of all our service stations. We are in the process of promoting the use of pre-paid gasoline/ diesel filling cards at our service stations. We have equipped 343 service stations located in 12 municipalities with facilities that allow customers to purchase gasoline or diesel with their pre-paid filling cards. In addition to selling gasoline and diesel, we have gradually increased the sale of lubricants and other non-fuel products at our service stations.

OUR CHEMICALS AND MARKETING SEGMENT

Urumqi
Beijing
YELLOW SEA
Yellow River
Zhengzhou
Yangtze River
Shanghai
Chengdu
Chongqing
EAST CHINA SEA
Guangzhou
Hong Kong
SOUTH CHINA SEA
1 Daqing Petrochemical Company
2 Jilin Petrochemical Company
3 Fushun Petrochemical Company
4 Liaoyang Petrochemical Company
5 Lanzhou Petrochemical Company
6 Urumqi Petrochemical Company
7 Dushanzi Petrochemical Company
8 Ningxia Petrochemical Company
9 Daqing Refining and Chemical Company
10 Dalian Petrochemical Company
11 Huabei Petrochemical Company
12 Huhhot Petrochemical Company
13 Qianguo Petrochemical Company

Chemicals and Marketing

      Through 13 chemical plants, we produce basic petrochemical products, derivative petrochemical products, and other chemical products. In the year ended December 31, 2002, our loss from operations of our chemicals segment was RMB 3,162 million (US$382 million).

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

Our Chemical Products

      The table below sets forth the production volumes of our principal chemical products for each of the three years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,

	2000	2001	2002

	(in thousands of tons)
Basic petrochemicals
Ethylene	1,495.3	1,571.2	1,582.0
Propylene	1,127.1	1,177.4	1,523.9
Benzene	200.6	215.7	558.7
Derivative petrochemicals
Polyolefin
Polyethylene	970.0	1,028.5	1,014.4
Polypropylene	508.4	622.4	759.0
ABS	117.5	201.5	166.7
Other polyolefin products	250.3	221.5	24.7
Synthetic fiber
Terylene fiber	175.0	177.5	173.0
Polyacrylic fiber	79.7	81.2	78.6
Other synthetic fiber products	47.0	70.2	15.5
Synthetic rubber
Butadiene styrene rubber	125.5	128.0	134.9
Other synthetic rubber products	96.8	115.0	79.1
Intermediates
Alkylbenzene	133.4	130.0	175.3
Other chemicals
Urea	3,113.2	3,068.1	3,411.2
Ammonium nitrate	297.0	129.2	143.2

      We are one of the major producers of ethylene in China. We use the bulk of the ethylene we produce as a principal feedstock for the production of many chemical products, such as polyethylene. As of December 31, 2002, we had a total ethylene production capacity of 1,655 thousand tons per year. In 2001, we implemented a five-year plan to invest

RMB 11,000 million (US$1,329 million) to upgrade our ethylene production facilities at Daqing Petrochemical Company, Jilin Petrochemical Company, Fushun Petrochemical Company, Liaoyang Petrochemical Company, Dushanzi Petrochemical Company and Lanzhou Petrochemical Company. Once these upgrade projects are completed, we expect our total annual ethylene production capacity to reach 2,600 thousand tons. As of December 31, 2002, we had invested approximately RMB 2,724 million (US$329 million) for these upgrade projects.

      In 2002, the monthly average capacity utilization rate at our ethylene production facilities was 100.9%. The cost of ethylene production is an important component of our overall chemical production costs. Reduction of energy consumption and raw material loss is a key factor in reducing ethylene production costs. After we implemented a series of measures in 2002 to reduce energy consumption, the average energy consumption of our ethylene production facilities decreased from 817.2 kilograms of standard oil per ton in 2001 to 794.6 kilograms in 2002. However, this is still significantly higher than the world average of 500 to 690 kilograms of standard oil per ton. We plan to continue to implement measures to reduce our energy consumption.

      In addition, high ethylene percentage loss has also contributed to the relative high cost of our ethylene production. In order to reduce high ethylene percentage loss in our ethylene production, we have implemented a series of measures at our chemical plants in the past two years, such as improving our process management of key units for ethylene production, reducing unplanned temporary interruptions of our chemical facilities and enhancing pyrolysis material composition and production plans. As a result, the average ethylene percentage loss at our chemical plants decreased from 1.04% in 2001 to 0.83% in 2002. We believe that these measures will enable us to continue to reduce the cost of our ethylene production without significant capital expenditure.

      We produce a number of polyolefin products, including polyethylene, polypropylene and ABS. As of December 31, 2002, our production capacities for polyethylene, polypropylene and ABS were 1,055 thousand tons, 948.5 thousand tons and 200 thousand tons, respectively. In 2002, we produced 1,014.4 thousand tons, 759.0 thousand tons and 166.7 thousand tons of polyethylene, polypropylene and ABS, respectively. Currently, China imports significant volumes of these products to meet the domestic demand due to an inadequate supply of high-quality domestically produced polyethylene, polypropylene and ABS. We intend to increase the production and improve the quality of these products. We are currently building new production facilities with new technology for the production of these products in Daqing Petrochemical Company, Daqing Refining and Chemical Company, Lanzhou Petrochemical Company and other branch companies. The production volume of ABS decreased 17% from 201.5 thousand tons in 2001 to 166.7 thousand tons in 2002. This decrease was due primarily to the termination of the lease for a major ABS production line at Daqing Petrochemical Company in 2002. Since then, we have implemented a number of measures to upgrade our ABS production facilities at our petrochemical companies in order to replace the lost ABS production capacity at Daqing Petrochemical Company. As a result, we expect our production of ABS to increase in 2003.

Sales and Marketing

      Our chemical products are distributed to a number of industries that manufacture components used in a wide range of applications, including automotive, construction, electronics, medical manufacturing, printing, electrical appliances, household products, insulation, packaging, paper, textile, paint, footwear, agriculture and furniture industries.

      The following table sets forth the sales volumes of our chemical products by principal product category for each of the three years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,

Product	2000	2001	2002

	(in thousands of tons)
Basic petrochemicals
Benzene(1)	185.3	—	—
Propylene(1)	147.4	—	—
Derivative petrochemicals
Polyolefin
Polyolefin Polyethylene	994.0	1,016.2	1,008.3
Polypropylene	490.0	597.8	589.2
ABS	118.0	174.5	210.5
Synthetic fiber
Terylene fiber	169.3	183.4	172.2
Polyacrylic fiber	67.0	105.6	84.9
Synthetic rubber
Butadiene styrene rubber	128.8	128.5	136.5
Intermediates
Alkylbenzene	131.4	115.8	135.3
Other chemicals
Urea	3,143.9	3,419.7	2,967.5
Ammonium nitrate	338.6	168.1	145.5

(1)	Since 2001, we used substantially all of the propylene and benzene we produced as feedstock for the production of our other chemical products.

Natural Gas and Pipeline

      We are China’s largest natural gas transporter and seller in terms of sales volume, with revenues of RMB 12,733 million (US$1,538 million) and total sales volume of 588.4 billion cubic feet in 2002, of which 486.3 billion cubic feet was sold by our natural gas segment. We sell natural gas primarily to fertilizer and chemical companies, commercial users and municipal utilities owned by local governments.

      The following table sets forth the length of our natural gas pipelines and the volumes of natural gas sold by us as of December 31, 2000, 2001 and 2002 or in each of the three years ended December 31, 2000, 2001 and 2002.

	As of December 31 or year
	ended December 31,

	2000	2001	2002

Length of natural gas pipelines used by our natural gas segment (km)	10,525	11,826	12,299
Total length of natural gas pipelines (km)	11,617	12,918	13,391
Volume of natural gas sold by our natural gas segment (Bcf)	391.0	442.2	486.3
Total volume of natural gas sold(1)(Bcf)	480.5	529.8	588.4

(1)	Represents the aggregate volume of natural gas sold by our exploration and production segment, including sales to our natural gas segment.

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

Our Principal Markets for Natural Gas

      In 2002, 60.7%, 20.4%, 14.9% and 4.0% of our natural gas sales were to the southwestern, northern, northwestern and northeastern regions of the PRC, respectively.

      Currently, Sichuan Province and Chongqing Municipality in southwest China are two of our principal markets for natural gas. We sold 262.6 billion cubic feet of natural gas to Sichuan Province and Chongqing Municipality in 2002, representing approximately 44.6% of our total natural gas sales. We supply natural gas to Sichuan Province and Chongqing Municipality from our exploration and production operations in the Sichuan oil region. Our natural gas pipelines in these areas are well developed, consisting of a natural gas transmission network with a total length of approximately 6,469 kilometers. As these areas lack adequate supply of alternative energy resources, such as coal, we believe that we can further expand our natural gas sales as energy demand increases in these areas.

      Beijing, Tianjin, Hebei Province and Shandong Province in northern China also have high energy consumption levels. These areas are also important markets for our natural gas transmission and marketing business. We sold 97.7 billion cubic feet of natural gas to these areas in 2002. Our natural gas sales to Beijing increased 18.4% from 59.4 billion cubic feet in 2001 to 70.3 billion cubic feet in 2002. We supply natural gas to Beijing, Tianjin and Hebei Province primarily from the Changqing oil region through the Shaanxi to Beijing natural gas pipeline, which is one of our natural gas trunk pipelines, and from the Huabei and Dagang oil regions. We have approximately 1,741 kilometers of natural gas pipelines in these areas.

      Henan Province, Anhui Province, Shanghai and other provinces and cities in the Yangtze River Delta, Wuhan City and other regions in Hubei Province, Hunan Province, Lanzhou City and other areas in Gansu Province, Qinghai Province and Shanxi Province are also natural gas markets we are developing. We have commenced the construction of several pipelines linking our natural gas fields to those regions. We believe that upon completion of the construction of those pipelines, we will be able to increase our market share in those regions.

      Each year, we must supply natural gas to customers subject to the government-formulated guidance supply plan first as required by the PRC government. We enter into natural gas supply contracts with those customers on the basis of the amount of natural gas to be supplied according to the guidance supply plan for the following year’s supply.

      We have entered into long-term take-or-pay contracts with 11 municipalities and enterprises in Qinghai Province and Gangsu Province, 27 municipalities and enterprises in Hubei Province and Hunan Province and 8 municipalities in Shandong Province. Under these take-or-pay contracts, we have agreed in principle to supply natural gas to these customers in the next 20 to 25 years at prices determined based on the ex-factory prices published by the National Development and Reform Commission, formerly the State Development Planning Commission, supplemented by the pipeline transportation tariffs. See “— Regulatory Matters — Pricing — Natural Gas” for a discussion of natural gas pricing.

      In 2002, we sold 401.5 billion cubic feet, or 82.6% of the natural gas sales volume of our natural gas and pipeline segment, to customers not subject to the government-formulated guidance supply plan, such as commercial end users and municipal utilities, representing a 19.2% increase over 2001. We believe that sales volume of our natural gas to customers not subject to the government-formulated guidance supply plan as a percentage of our total sales will continue to increase. See “— Regulatory Matters — Pricing — Natural Gas” for a discussion of the government- formulated guidance supply plan.

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

Natural Gas Transmission Infrastructure

      As of December 31, 2002, our natural gas and pipeline segment owned and operated approximately 12,299 kilometers of natural gas pipelines in China, which represented the vast majority of China’s onshore natural gas pipelines. Since 1990, the length of our natural gas pipelines has grown at a compound annual rate of 5.7%. Our existing natural gas pipelines form regional natural gas supply networks in southwestern and northern China. Our experience in the design, construction management and operation of our existing natural gas pipelines has enabled us to develop relatively advanced technologies and skills in China in long distance pipeline design, construction and automated operational communications. We believe that we will continue to benefit from those technologies and skills in the future expansion of our natural gas pipeline networks and their ancillary facilities.

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

      In 2002, we continued our efforts in expanding our natural gas transmission and marketing business. In March 2002, we completed the construction, and commenced the operation, of a natural gas pipeline from Cangzhou City to Zibo City with a total length of 213.5 kilometers. We own a 70% interest in this project. An unrelated natural gas company in Shandong Province holds the remaining interest in this project.

      We plan to construct natural gas pipelines transporting natural gas produced in our natural gas fields in western and southwestern regions to large potential markets for natural gas in Wuhan City, other areas in Hubei Province, Hunan Province, Henan Province, Anhui Province, Shanghai and other areas in the Yangtze River Delta. These projects are known as the Zhong County to Wuhan City natural gas pipeline project and the West to East natural gas pipeline project. In November 2002, the State Development Planning Commission, the predecessor of the National Development and Reform Commission, approved the feasibility study report for the Zhong County to Wuhan City natural gas pipeline project. This project is designed to link the Sichuan gas region with Hubei Province and Hunan Province with a designed annual throughput capacity of 105.9 billion cubic feet of natural gas. We expect to start the construction of the pipeline in 2003 upon obtaining the construction commencement approval from the National Development and Reform Commission. As of May 31, 2003, we have entered into take-or-pay contracts with 27 municipalities and enterprises in Hubei Province and Hunan Province to provide natural gas to be delivered through this pipeline.

      Our West to East natural gas pipeline project will link our natural gas fields in Xinjiang and Changqing with Henan Province, Anhui Province, Shanghai and other areas in the Yangtze River Delta. The total length of the main line for the West to East natural gas pipeline project is expected to be approximately 3,800 kilometers. In December 2001, the State Development Planning Commission approved the feasibility study report for the West to East natural gas pipeline project. We have entered into non-binding letters of intent with 45 subscribers and distributors for the purchase of natural gas to be supplied to them through the West to East natural gas pipeline project. As of December 31, 2002, we had invested RMB 10,493 million in this project, accounting for 24% of the total expected investment of the project. We expect to commence the operation of the eastern part of the pipeline from Jingbian to Shanghai in January 2004, and the western part from Lunnan to Jingbian in January 2005. We believe that the successful completion of these natural gas pipeline and storage facilities will substantially enhance our ability to capitalize on anticipated growth in demand for natural gas in these regions.

      In addition, we plan to build an additional natural gas pipeline from Shaanxi to Beijing with a total length of 860 kilometers. This second line of the Shaanxi to Beijing natural gas pipeline will deliver natural gas from our Changqing oil and gas region to Shaanxi Province, Shanxi Province, Hebei Province and Beijing with a designed annual throughput capacity of 423.8 billion cubic feet of natural gas.

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

      On July 4, 2002, we, Sinopec and an international investment consortium, which consists of six multinational energy companies including Shell International Gas Limited, OAO Gazprom and ExxonMobil China Gas Pipeline Limited, entered into a West to East Joint Venture Framework

Agreement. This agreement contemplates a number of structural and operation principles relating to the West to East project, including:

•	to adopt a production sharing contract model for oil and gas exploration and production;

•	to establish a co-operative pipeline joint venture for a term of 45 years;

•	to establish an equity joint venture natural gas sales company for a term of 45 years; and

•	to have shareholding interests of 50%, 45%, and 5% for us, the foreign party and Sinopec, respectively, in the pipeline joint venture.

      Currently, we are negotiating relevant agreements relating to the establishment of the joint ventures for this project.

Crude Oil and Refined Product Transportation and Storage Infrastructure

      In order to improve management effectiveness, operating efficiency and safety of our crude oil and refined product transportation and storage businesses, we transferred the pipeline operations for our crude oil and refined products from the refining and marketing segment to the natural gas segment in January 2001, which was then renamed the natural gas and pipeline segment. See “Item 5 — Operating and Financial Review and Prospects — General — Overview”.

      We have an extensive network for the transportation, storage and distribution of both crude oil and refined products, which covers many regions of China. Our goal is to exploit and optimize our existing infrastructure to further consolidate our presence as the leading integrated oil and gas company in China.

      As of December 31, 2002, our crude oil transportation and storage infrastructure consisted of:

•	9,215 kilometers of crude oil pipelines with an average daily throughput of approximately 2.2 million barrels; and

•	crude oil storage facilities with an aggregate storage capacity of approximately 14.0 million cubic meters.

      We deliver crude oil to customers through our pipeline and storage facility network, through crude oil storage facilities that we lease from third parties and by ships leased by customers. In 2002, approximately 67.3% of our crude oil production was delivered to our refineries through our crude oil pipeline network. We believe that our crude oil pipeline network is sufficient for our current and anticipated transportation needs. During the past six years, we have not experienced any delays in our ability to deliver crude oil due to pipeline capacity constraints.

      Our transportation and storage infrastructure also includes:

•	2,276 kilometers of refined product pipelines with an average daily throughput of approximately 15,397 tons; and

•	refined product storage facilities with a total storage capacity of approximately 15.2 million cubic meters.

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

      In October 2002, we completed the construction, and commenced the operation, of a refined product pipeline from Lanzhou, Gansu Province, to Chengdu, Sichuan Province and Chongqing Municipality. This pipeline connects Lanzhou Petrochemical Company directly with the southwestern region of China. In this region, there is a lack of crude oil resources and refining capacity, which has resulted in the demand for refined products significantly exceeding supply. This pipeline has a total length of 1,250 kilometers and a throughput capacity of five million tons of refined products per year. Currently, this pipeline is the longest refined product pipeline in China.

      Together with the expansion of our service stations, we expect that our pipelines, primary storage and secondary distribution storage facilities will greatly enhance our existing distribution infrastructure for refined products. We believe that our enhanced distribution infrastructure will help us increase the sales of our refined products.

Competition

      As an oil and gas company operating in a competitive industry, we compete in each of our business segments in both China and international markets for desirable business prospects and for customers. Our principal competitors in China are Sinopec, including its subsidiary China National Star Petroleum Corporation, or CNSPC, and China National Offshore Oil Corporation, or CNOOC.

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

Natural Gas and Pipeline Operations

      We are the largest supplier of natural gas in terms of volume of natural gas supplied. Currently, we face very limited competition in the supply of natural gas in Beijing, Tianjin, Hebei Province and the northwestern regions of China, our existing principal markets for natural gas. Currently, Sinopec has natural gas fields in Sichuan Province and sells natural gas to users in that province. We, therefore, have limited competition from Sinopec in our markets in Sichuan Province. Further, we intend to expand our markets for natural gas into the coastal regions in eastern China where we may face competition from CNOOC and, to a lesser extent, Sinopec. We believe that our dominant natural gas resources base, our relatively advanced technologies and skills in managing long distance pipelines will enable us to continue to be a dominant player in the natural gas markets in China.

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

      We anticipate that the environmental laws and regulations to which we are subject will become increasingly strict and are therefore likely to have an increasing impact on our operations. It is impossible, however, to predict accurately the effect of future developments in such laws and regulations on our future earnings and operations. Some risk of environmental costs and liabilities is inherent in certain of our operations and products, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred. However, we do not currently expect any material adverse effect on our financial condition or results of operations as a result of compliance with such laws and regulations. We paid pollutant discharge fees of approximately RMB 85 million, RMB 113 million and RMB113 million (US$14 million) in 2000, 2001 and 2002, respectively.

      To meet future environmental obligations, we are engaged in a continuous program to develop effective environmental protection measures. This program includes research on:

•	reducing sulphur levels in heavy fuel oil and diesel fuel;

•	reducing olefin and benzene content in gasoline and the quantity of emissions and effluents from our refineries and petrochemical plants; and

•	developing and installing monitoring systems at our facilities and developing environmental impact assessments for major projects.

      Our capital expenditures on environmental programs in 2000, 2001 and 2002 totaled approximately RMB 1,151 million, RMB 1,205 million and RMB 1,363 million (US$165 million), respectively.

Legal Proceedings

      We are not involved in any judicial and arbitral proceedings, the results of which, in the aggregate, would have a material adverse impact on our financial condition.

Properties

      Under a restructuring agreement we entered into with CNPC on March 10, 2000 in connection with the restructuring of the CNPC group and the establishment of our company, CNPC has undertaken to us the following:

•	CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land, which were leased or transferred to us from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

•	CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively owned land on which 116 service stations owned by us are located; and

•	CNPC will obtain individual building ownership certificates in our name for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

      As of December 31, 2002, CNPC obtained formal land use right certificates for 22,670 of the 28,649 parcels of land and some of the building ownership certificates. The necessary governmental procedures for the above-mentioned service stations located on collectively owned land have not been completed to date. Our directors confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. Our directors believe that these will not have any material adverse effect on our results of operations and financial condition.

      We own substantially all of the equipment and production facilities relating to the business activities of all our segments. We hold production licenses covering all of our interests in developed and undeveloped acreage and productive crude oil and natural gas wells. See “— Exploration and Production — Properties”.

Regulatory Matters

Overview

      China’s oil and gas industry is subject to extensive regulation by the PRC government with respect to a number of aspects of exploration, production, transmission and marketing of crude oil and natural gas as well as production, transportation and marketing of refined products and chemical products. The following central government authorities exercise control over various aspects of China’s oil and gas industry:

•	The Ministry of Land and Resources has the authority for granting, examining and approving oil and gas exploration and production licenses, the administration of registration and transfer of exploration and production licenses.

•	The Ministry of Commerce, which was established in March 2003 to consolidate the authorities and functions of the former State Economic and Trade Commission and the former Ministry of Foreign Trade and Economic Cooperation:

—	has the industry administration and policy coordination authority over China’s oil and gas industry;

—	sets import and export quotas for crude oil and refined products on the basis of overall supply and demand for crude oil and refined products in China as well as WTO requirements for China;

—	issues import and export licenses for crude oil and refined products to oil and gas companies that have obtained import and export quotas; and

—	examines and approves production sharing contracts and Sino-foreign equity and cooperative joint venture contracts.

•	The National Development and Reform Commission, which was established in March 2003 to replace the former State Development Planning Commission:

—	determines mandatory minimum volumes and applicable prices of natural gas to be supplied to certain fertilizer producers;

—	publishes guidance prices for natural gas and retail median guidance prices for certain refined products, including gasoline and diesel;

—	approves investment and finance projects exceeding certain capital expenditure amounts; and

—	approves Sino-foreign equity and cooperative projects exceeding certain capital amounts.

Exploration Licenses and Production Licenses

      The Mineral Resources Law authorizes the Ministry of Land and Resources to exercise administrative authority over the exploration and production of mineral resources within the PRC. The Mineral Resources Law and its supplementary regulations provide the basic legal framework under which exploration licenses and production licenses are granted. The Ministry of Land and Resources has the authority to issue exploration licenses and production licenses. Applicants must be companies approved by the State Council to engage in oil and gas exploration and production activities.

      Applicants for exploration licenses must first register with the Ministry of Land and Resources blocks in which they intend to engage in exploration activities. The holder of an exploration license is obligated to make a progressively increasing annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. Investments range from RMB 2,000 per square kilometer for the initial year to RMB 10,000 per square kilometer for the third and subsequent years. Additionally, the holder has to pay an annual exploration license fee that starts at RMB 100 per square kilometer for each of the first three years and increases by an additional RMB 100 per square kilometer per year for subsequent years up to a maximum of RMB 500 per square kilometer. The maximum term of an exploration license is seven years, subject to renewal upon expiration of the original term, with each renewal being for a two-year term. At the exploration stage, an applicant can also apply for a progressive exploration and production license that allows the holder to test and develop reserves not yet fully proven. The progressive exploration and production license has a maximum term of 15 years. Upon the reserves becoming proved for a block, the holder must apply for a full production license in order to begin production. In addition, the holder needs to obtain the right to use that block of land. Generally, the holder of a full production license must either obtain a land use rights certificate for industrial land use covering that block of land or lease such land from the relevant land administrative authorities.

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

      PetroChina and Sinopec have exploration licenses and production licenses for the exploration and production of onshore crude oil and natural gas in China. CNOOC and Sinopec (through its subsidiary CNSPC) have exploration licenses and production licenses for the exploration and production of offshore crude oil and natural gas in China.

Pricing

  Crude Oil

      PetroChina and Sinopec set their crude oil median prices each month based on the average Singapore market FOB prices for crude oil of different grades in the previous month. In addition, PetroChina and Sinopec negotiate a premium or discount to reflect transportation costs, the differences in oil quality and market supply and demand. The National Development and Reform Commission will mediate if PetroChina and Sinopec cannot agree on the amount of premium or discount.

  Refined Products

      Prior to October 2001, PetroChina set its retail prices based on the published retail median guidance prices of gasoline and diesel published by the State Development Planning Commission, the predecessor of the National Development and Reform Commission, with an allowable upward or downward adjustment of up to 5%. Since October 2001, PetroChina has set its retail prices within an 8% floating range of the published retail median guidance prices of gasoline and diesel. These retail median guidance prices of gasoline and diesel vary in each provincial level distribution region. Since October 2001, the National Development and Reform Commission has published the retail median guidance prices of gasoline and diesel from time to time based on the weighted average FOB Singapore, Rotterdam and New York trading prices for diesel and gasoline plus transportation costs and taxes. Generally, adjustments will be made only if the weighted average prices fluctuate beyond 8% of the previously published retail median guidance price.

      PetroChina sets the wholesale prices for its gasoline and diesel on the basis of its retail prices and a discount to its retail prices of at least 5.5% as required by the National Development and Reform Commission.

      In addition, the National Development and Reform Commission sets the ex-factory median prices for gasoline and diesel sold to the PRC government and other institutional customers, including airlines and railway operators. These ex-factory median prices are calculated with reference to the average FOB Singapore, Rotterdam and New York trading prices for gasoline and diesel in the previous month. PetroChina may set the prices it charges its customers on the basis of the ex-factory median prices set by the National Development and Reform Commission, which may be adjusted upward or downward up to 8%.

  Chemical Products

      PetroChina determines the prices of all of its chemical products.

  Natural Gas

      The price of natural gas has two components:

•	ex-factory price; and

•	pipeline transportation tariff.

      Prior to January 2002, our natural gas price was comprised of wellhead price, pipeline transportation tariff and purification fee. In January 2002, the State Development Planning Commission, the predecessor of the National Development and Reform Commission, merged the purification fee into the wellhead price to establish a unified natural gas ex-factory price.

      Ex-factory prices vary depending on whether or not the natural gas sold is within the government-formulated natural gas supply plan. For natural gas sold within the government-formulated supply plan, the National Development and Reform Commission fixes ex-factory prices according to the nature of the customers. Most of these customers are fertilizer producers.

      For natural gas sold above the government-formulated natural gas supply plan, the National Development and Reform Commission publishes the median guidance ex-factory price with permissible upward or downward adjustments of 10% by the natural gas producer.

      PetroChina negotiates the actual ex-factory price with commercial natural gas users and municipal governments within the adjustment range.

      The National Development and Reform Commission sets the pipeline transportation tariff for the natural gas transported by pipelines constructed prior to 1991. For the natural gas transported by pipelines constructed after 1991, PetroChina submits to the National Development and Reform Commission for examination and approval proposed pipeline transmission tariffs based on the capital investment made in the pipeline, the depreciation period for the pipeline, the ability of end users to pay and PetroChina’s profit margin.

Production and Marketing

  Crude Oil

      Each year, the National Development and Reform Commission publishes the projected target for the production and sale of crude oil by PetroChina, Sinopec and CNOOC, based on the domestic consumption estimates submitted by domestic producers, including PetroChina, Sinopec and CNOOC, the production capacity of these companies as well as the forecast of international crude oil prices. The actual production levels are determined by the producers themselves and may vary from the submitted estimates.

  Refined Products

      Currently, only PetroChina, Sinopec and joint ventures established by the two companies have the right to conduct gasoline and diesel wholesale business. Other companies, including foreign invested companies, may not engage in wholesale of gasoline and diesel in China’s domestic market. In general, only domestic companies, including Sino-foreign joint venture companies, are permitted to engage in retail of gasoline and diesel. See “Item 3 — Key Information — Risk Factors” for a discussion of the likely impact on the distribution of refined products in China after China’s admission to the WTO.

  Natural Gas

      The National Development and Reform Commission publishes in each year the production targets for natural gas producers based on the annual production target prepared on the basis of consumption estimates submitted by all natural gas producers such as PetroChina. The National Development and Reform Commission also formulates the annual natural gas guidance supply plan, which requires natural gas producers to distribute a specified amount of natural gas to specified fertilizer producers. The actual production levels of natural gas, except the amount supplied to the fertilizer producers, are determined by the natural gas producers.

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

      Sino-foreign cooperation projects and foreign parties in onshore oil and gas exploration and production in China are generally selected through open bids and bilateral negotiations. Those projects are generally conducted through production sharing contracts. The Ministry of Commerce must approve those contracts.

      As authorized by the Regulations of the PRC on Exploration of Onshore Petroleum Resources in Cooperation with Foreign Enterprises, CNPC has the right to enter into joint cooperation arrangements with foreign oil and gas companies for onshore crude oil and natural gas exploration and production. PetroChina does not have the capacity to enter into production sharing contracts directly with foreign oil and gas companies under existing PRC law. Accordingly, CNPC will continue to enter into production sharing contracts. After signing a production sharing contract, CNPC will, subject to approval of the Ministry of Commerce, assign to PetroChina most of its commercial and operational rights and obligations under the production sharing contract as required by the Non-competition Agreement between CNPC and PetroChina. See “Item 7 — Major Shareholders and Related Party Transactions — Contract for the Transfer of Rights under Production Sharing Contracts”.

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

Import and Export

      The import and export of crude oil and refined products is subject to quota and licensing control in China. Currently, there are eighteen companies licensed to import crude oil, four licensed to import gasoline, diesel and kerosene and three licensed to export crude oil and refined products. The Ministry of Commerce sets import and export quotas for crude oil and refined products by taking into account the supply and demand in China as well as the WTO requirements for China. The Ministry of Commerce is also responsible for issuing import and export licenses for products subject to quotas. Upon receiving quota allocation, refining companies or enterprises can import crude oil through State-authorized import companies. See “Item 3 — Key Information — Risk Factors” for a discussion of the expected opening of domestic markets to foreign competition in China.

      The PRC government authorities have granted PetroChina the right to conduct crude oil and refined product import and export business. PetroChina holds quota to import and export crude oil and refined products, and conducts import and export of crude oil and refined products through its affiliate, China National United Oil Corporation which holds relevant import and export licenses.

Capital Investment and Financing

      Capital investments in exploration and production of crude oil and natural gas made by Chinese oil and gas companies are not subject to government approval. However, oil and gas companies must obtain prior approval from the relevant government authorities for capital investments in other projects. They must obtain prior approval from the National Development and Reform Commission for capital investments in any projects if the amount of capital involved exceeds RMB 50 million. Oil and gas companies need to obtain approval from the National Development and Reform Commission and the State Administration of Foreign Exchange to borrow from foreign banks and foreign governments in connection with those capital investments.

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

Tax item	Tax base	Tax rate

Corporate income tax	Taxable income	Generally at a rate of 33%. However, our qualified branch companies in the west regions of the PRC are entitled to a rate of 15%. Tax concession or exemption enjoyed by any subsidiary or branch company continues to apply.

Tax item	Tax base	Tax rate

Value-added tax	Revenue	13% for liquified natural gas, natural gas, agricultural film and fertilizers and 17% for other items. PetroChina charges value-added tax from its customers at the time of settlement on top of the selling prices of its products on behalf of the taxation authority. The value-added tax paid by PetroChina for purchasing materials to be consumed during the production process and for charges paid for drilling and other engineering services and labor are deducted from value-added tax payable by PetroChina. 13% of the value-added tax paid in connection with export of crude oil and diesel is subject to a full rebate.
	Sales volume	5% for the Sino-foreign oil and gas exploration and development cooperative projects, but input value-added tax cannot be deducted.
Business tax	Revenue from transportation services	3%
Consumption tax	Aggregate volume sold or self-consumed	RMB 277.6 per ton for gasoline RMB 117.6 per ton for diesel All consumption taxes paid in connection with export of gasoline and diesel are subject to a full rebate.
Resource tax	Aggregate volume sold or self-consumed	RMB 8 to 30 per ton for crude oil

RMB 2 to 15 per thousand cubic meter for natural gas

The actual applicable rate for each oil field may differ depending on the resource differences, volume of the exploration and production activities and costs required for the production at the particular oil field.
Compensatory fee for mineral resources	Revenue	1% for crude oil and natural gas
Exploration license fee	Area	RMB 100 to 500 per square kilometer per year
Production license fee	Area	RMB 1,000 per square kilometer per year
Royalty fee(1)	Production volume	Progressive rate of 0–12.5% for crude oil and 0–3% for natural gas

(1)	Payable only by Sino-foreign oil and gas exploration and development cooperative projects. The project entity of those cooperative projects is not subject to any other resource tax or fee.

      The PRC Highway Law, as amended on October 31, 1999, provides that the PRC government shall collect funds for highway maintenance by imposing fuel taxes. The State Council will formulate specific implementation methods and procedures for the imposition of fuel tax. The State Council has not yet announced or published any specific rate, implementation method or procedure for the imposition of the tax.

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

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

      You should read the following discussion together with our consolidated financial statements and their notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS, which differ in many material respects from US GAAP. Note 33 to our consolidated financial statements included elsewhere in this annual report and the section headed “— Other Information — US GAAP Reconciliation” summarize the significant differences between IFRS and US GAAP as they relate to us.

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

      In addition, in accordance with an acquisition agreement between CNPC and us dated September 26, 2002, we acquired from CNPC the assets, liabilities and interests related to CNPC’s refined products marketing enterprises consisting primarily of service stations and related facilities for RMB 3,200 million. Under IFRS, the acquisition is a combination of entities under common control since the CNPC’s refined products marketing enterprises and us are under the common control of CNPC. As a result, we have accounted for the acquisition in a manner similar to a uniting of interests, whereby the assets and liabilities of the marketing enterprises acquired are accounted for at historical cost to CNPC with net liabilities of RMB 2,956 million at the effective date. Our consolidated financial statements as of and for the years ended December 31, 2000 and 2001 included elsewhere in this annual report have been restated to give effect to the acquisition in these periods as if the operations of our company and these marketing enterprises have always been combined in these periods. The difference between RMB 3,200 million paid and the net liabilities transferred from CNPC has been adjusted against equity. See “— Acquisition of Certain Refined Products Marketing Enterprises from CNPC”.

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

      We are China’s largest producer of crude oil and natural gas and are one of the largest companies in China in terms of sales. In the year ended December 31, 2002, we produced approximately 769.8 million barrels of crude oil and approximately 605.0 billion cubic feet of natural gas for sale. Our refineries also processed approximately 569.0 million barrels of crude oil in the year ended December 31, 2002. In the year ended December 31, 2002, we had total revenue of RMB 244,424 million (US$29,520 million) and net income of RMB 46,910 million (US$5,665 million).

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

Critical Accounting Policies

      The preparation of our consolidated financial statements requires our management to select and apply significant accounting policies, the application of which may require management to make judgments and estimates that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. Notwithstanding the presentation of our principal accounting policies in Note 3 to our consolidated financial statements included elsewhere in this annual report, we have identified the accounting policies below as some of our most critical to our business operations and the understanding of our financial condition and results of operations in accordance with IFRS. Although these estimates are based on our management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

  Oil and Gas Accounting

      We use successful efforts method of accounting, with specialized accounting rules that are unique to the oil and gas industry, for oil and gas exploration and production activities. Under this method, geological and seismic costs incurred are expensed prior to the discovery of proved reserves. However, all costs for developmental wells, support equipment and facilities, and mineral interests in oil and gas properties are capitalized. Costs of exploratory wells are capitalized as construction in progress pending determination of whether the wells find proved reserves.

  Oil and Gas Reserves

      The estimation of the quantities of recoverable oil and gas reserves in oil and gas fields is integral to effective management of our exploration and production operations. Because of the subjective judgments involved in developing and assessing such information, engineering estimates of the quantities of recoverable oil and gas reserves in oil and gas fields are inherently imprecise and represent only approximate amounts.

      Before estimated oil and gas reserves are designated as “proved”, certain engineering criteria must be met in accordance with industry standards and the regulations of the U.S. Securities and Exchange Commission. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Therefore, these estimates do not include probable or possible reserves. Annually, our proved reserve estimates are updated by an independent, qualified and experienced oil and gas reserve engineering firm in the United States. Our oil and gas reserve engineering department has policies and procedures in place to ensure that these estimates are consistent with these authoritative guidelines. Among other factors as required by authoritative guidelines, this estimation takes into account recent information about each field, including production and seismic information, estimated recoverable reserves of each well, and oil and gas prices and operating costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Therefore, as prices and cost levels change from year to year, the estimate of proved reserves also changes. We have no costs of unproved properties capitalized in oil and gas properties.

      Despite the inherent imprecision in these engineering estimates, estimated proved oil and gas reserve quantity has a direct impact on certain amounts reported in the financials statements. In addition to the capitalization of costs related to oil and gas properties on the balance sheet discussed earlier, estimated proved reserves also impacts the calculation of depreciation, depletion and amortization expenses of oil and gas properties. The cost of oil and gas properties is amortized at the field level on the unit of production method. Unit of production rates are based on the total oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of our production licenses. Our reserve estimates include only crude oil and natural gas which management believes can be reasonably produced within the current terms of the production licenses that are granted by the Ministry of Land and Resources, ranging from 30 years to 55 years from the effective date of issuance in March 2000, renewable upon application 30 days prior to expiration. Consequently, the impact of changes in estimated proved reserves are reflected prospectively by amortizing the remaining book value of the oil and gas property assets over the expected future production. If proved reserve estimates are revised downward, earnings could be affected by higher depreciation expense or an immediate write-down of the property’s book value had the downward revisions been significant. See “— Property, Plant and Equipment” below. Given our large number of producing properties in our portfolio, and the estimated proved reserves, it is unlikely that any changes in reserve estimates will have a significant effect on prospective charges for depreciation, depletion and amortization expenses.

      We did not incur and do not anticipate to incur any material dismantlement, restoration or abandonment cost given the nature of its onshore producing activities and current PRC regulations governing such activities.

      In addition, due to the importance of these estimates to better understanding the perceived value and future cash flows of a company’s oil and gas operations, we have also provided supplemental disclosures of “proved” oil and gas reserve estimates prepared in accordance with authoritative guidelines elsewhere herein.

  Property, Plant and Equipment

      We record property, plant and equipment, including oil and gas properties, initially at cost less accumulated depreciation, depletion and amortization. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at revalued amount, being the estimated fair value at the date of the revaluation less accumulated depreciation and impairment losses. Revaluations are performed by independent qualified valuers on a regular basis to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Revaluation surpluses pertaining to revalued assets depreciated or disposed of are retained in the revaluation reserve and will not be available to offset against possible future revaluation losses. As disclosed in Note 16 to our consolidated financial statements included elsewhere in this annual report, our property, plant and equipment, excluding oil and gas reserves, were revalued as of June 30, 1999.

      Depreciation, depletion and amortization to write off the cost or valuation of each asset, other than oil and gas properties, to their residual values is calculated using the straight-line method over their estimated useful lives as follows:

Land and buildings	25-50 years
Plant and machinery	10-15 years
Equipment and motor vehicles	3-16 years

      We do not provide depreciation for construction in progress until it is completed and ready for use.

      The useful lives of non-oil-and-gas properties are estimated at the time these purchases are made after considering future changes, business developments and our strategies. Estimated production lives for oil and gas properties are also made after considering the specific factors discussed under “— Oil and Gas Reserves” above. Should there be unexpected adverse changes in these circumstances or events, which include declines in projected operating results, negative industry or economic trends, among others, we would be required to assess the need to shorten the useful lives and/or make impairment provisions.

      In performing this impairment assessment, we review internal and external sources of information to identify indications of these unexpected adverse changes. The sources utilized to identify indications of impairment are often times subjective in nature and require us to use judgment in applying such information to our businesses. Our interpretation of this information has a direct impact on whether an impairment assessment is performed as at any given balance sheet date. Such information is particularly significant as it relates to our oil and gas properties. If an indication of impairment is identified, the recoverable amount of each cash generating unit is estimated, which is the higher of its net selling price and its value in use, which is the estimated net present value of future cash flows to be derived from the continuing use of the asset and from its ultimate disposal. To the extent the carrying amount of a cash generating unit exceeds the recoverable amount, an impairment loss is recognized in the income statement.

      Depending on our assessment of the overall materiality of the asset under review and complexity of deriving reasonable estimates of the recoverable value, we may perform such assessment utilizing internal resources or we may engage external advisors to counsel us in making this assessment. Regardless of the resources utilized, we are required to make many assumptions to make this assessment, including our utilization of such asset, plans to continue to produce and develop proved and associated probable or possible reserves, the cash flows to be generated based on assumptions for future commodity prices and development costs, appropriate market discount rates and the projected market and regulatory conditions. Changes in any of these assumptions could result in a material change to future estimates of the recoverable value of any asset.

  Impairment of Accounts Receivable

      Accounts receivables are stated at cost less provision for impairment. Accounts where there are indications that a receivable may be impaired or not collectible, a provision would be recorded based on best estimates to reduce the receivable balance to the amount that is expected to be collected. Factors considered include the historical payment and collection experience, debtors’ credit worthiness and appropriate discount rates. The recording of provisions requires the application of judgments about the ultimate resolution of these receivables. As a result, provisions are reviewed at each balance sheet date and adjusted to reflect our current best estimate.

  Deferred Tax Assets

      We are required to exercise considerable judgment in making provisions for deferred tax under the liability method. Under this method, deferred income tax is provided or temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Specifically, we must make estimates of projected capital expenditure to be incurred and the resulting incremental timing difference that such capital expenditure would generate for the determination of the amount of temporary difference that will be recovered. We use currently enacted tax rates to determine deferred income tax. If these rates changed, we would have to adjust our deferred tax in the period these changes happen through the income statement.

      The principal temporary differences arise from depreciation on oil and gas properties and equipment and allowances for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carry-forward of unused tax losses are recognized to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilized.

     Revenue Recognition

      Sales are recognized upon delivery of products and customer acceptance, if any, or performance of services, net of sales taxes and discounts. Revenues are recognized only when we have transferred to the buyer the significant risks and rewards of ownership of the goods, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

      In addition to the above significant accounting policies and estimates, in connection with the preparation and reconciliation of our financial statements in accordance with US GAAP, we believe the following additional accounting estimate is also critical.

     One-time Remedial Payments for Staff Housing

      As disclosed in Note 4 to our consolidated financial statements included elsewhere in this annual report, certain of our employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards are to be reimbursed for such differences. These one-time remedial payments are to be borne by our State-owned shareholder, CNPC. Under IFRS, such direct payments to employees or reimbursements will not be recorded in our consolidated income statement. US GAAP contain no such exemption but require this principal shareholder’s action on our behalf to be recorded in the consolidated income statement. During the year ended December 31, 2002, we and CNPC have completed the process of estimating the amounts payable to qualified employees at the level of the affected business units as a whole. We have reflected this best available estimate of such payments in determining our net income for the year ended December 31, 2002, under US GAAP. Since this amount is borne by our State-owned shareholder, a corresponding amount has been included as an addition to the other reserves in our shareholders’ equity. The estimation process of such payments down to level of the individual employees is still on going. Actual results may differ from these estimates at the time when more information becomes available.

      For detailed discussions of significant differences between IFRS and US GAAP, see Note 33 to our consolidated financial statements included elsewhere in this annual report and the section headed “— Other Information — US GAAP Reconciliation” below.

Factors Affecting Results of Operations

      Our results of operations and the period-to-period comparability of our financial results are affected by a number of external factors, including changes in the prices of crude oil, refined products, natural gas and chemical products and fluctuations in exchange rates and interest rates.

     Crude Oil Prices

      Our results of operations are substantially influenced by crude oil prices. From June 1998 to March 2001, the PRC government published benchmark prices for crude oil in China which were adjusted on a monthly basis to equal Singapore market FOB prices for similar grades of crude oil, supplemented by an amount equal to the customs duty payable on the import of crude oil. Since March 2001, the PRC government has ceased publishing benchmark prices for crude oil in China and we and Sinopec have set our crude oil median prices monthly based on the Singapore market FOB prices for crude oil. Our actual realized crude oil prices include a premium on, or discount from, the median prices which primarily reflects transportation costs, differences in oil quality and market supply and demand conditions.

      Prior to September 1, 1999, the premiums and discounts applied to our crude oil sales were largely determined through negotiations between CNPC and Sinopec, our largest customer. Since September 1, 1999, these discounts and premiums have been determined in accordance with a crude oil premium and discount calculation agreement and its supplemental agreement we entered into with Sinopec. These agreements establish premiums and discounts which effect adjustments to the benchmark prices. These agreements do not obligate either party to purchase or sell any crude oil and is thus subject to renegotiation. Under these agreements, the National Development and Reform Commission, formerly the State Development Planning Commission, will mediate if we cannot agree with Sinopec on the premium or discount applicable to a particular crude oil purchase. The table below sets forth the median prices for our principal grades of crude oil in 2000, 2001 and 2002 and the negotiated premiums and discounts applicable to those grades of crude oil since July 2000.

		Median prices for principal grades			Premium/(discount)
		of crude oil (RMB/barrel)			(RMB/barrel)

Grade of		Year 2000	Year 2001	Year 2002	July 2000-	July 2001-	Since
crude oil	Benchmark	average	average	average	June 2001	December 2002	January 2002

Daqing	Minas	240.3	209.0	198.7	(3.8) – 0	0 – 2.8	0 – 5.6
Jidong	Minas	240.3	209.0	198.7	(3.8) – 0	0 – 2.8	0 – 5.6
Huabei	Minas	240.3	209.0	198.7	(3.8) – 0	0 – 2.8	1.4 – 6.9
Dagang	Cinta	232.2	199.3	192.6	(3.8) – 0	0 – 3.0	1.4 – 5.6
Tarim	Minas	240.3	209.0	198.7	(26.4) – (22.6)	(29.4) – (22.6)	(34.8)
Tuha	Tapis	262.2	233.8	203.9	(31.0) – (27.2)	(27.2) – (25.0)	(27.2) – (21.5)

      In 2002, the median prices for our principal grades of crude oil and crude oil produced in our Daqing oil region were RMB 195.0 per barrel and RMB 198.7 per barrel, respectively.

      Increases or decreases in the price of crude oil in China have a significant impact on the revenue from our exploration and production segment. In the year ended December 31, 2002, our average realized selling price for crude oil was RMB 186.1 (US$22.48) per barrel, as compared to RMB 195.4 (US$23.61) per barrel in the year ended December 31, 2001. As a result, the revenue from our exploration and production segment decreased 0.7% from RMB 148,277 million in the year ended December 31, 2001 to RMB 147,308 million (US$17,791 million) in the year ended December 31, 2002. See “Item 4 — Information on the Company — Regulatory Matters — Pricing” for a more detailed discussion of current PRC crude oil pricing regulations.

     Refined Product Prices

      Until June 5, 1998, the State Development Planning Commission, the predecessor of the National Development and Reform Commission, set wholesale and retail prices for our major refined products (gasoline, diesel and kerosene). However, during the first six months of 1998, due to then prevailing market conditions and increased smuggling of refined products, actual wholesale prices in the refined products market were lower than the wholesale prices set by the PRC government. In June 1998, the State Development Planning Commission pegged the prices of refined products of gasoline and diesel to the FOB Singapore trading prices, supplemented by transportation costs, customs duties, insurance charges, taxes and retail margins. Prior to October 2001, the State Development Planning Commission published from time to time retail median gasoline and diesel guidance prices for major cities and provinces. Once published, the retail median prices remained unchanged until either we or Sinopec requested an adjustment and demonstrated that the cumulative change of the FOB Singapore gasoline or diesel trading price from the then applicable retail median guidance price exceeded 5%. Since October 2001, the State Development Planning Commission or the National Development and Reform Commission has adjusted such retail median prices from time to time to reflect the FOB Singapore, Rotterdam and New York trading prices for gasoline and diesel, supplemented by transportation costs and taxes. See “Item 4 — Information on the Company — Regulatory Matters — Pricing” for a more detailed discussion of current PRC refined products pricing regulations.

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

      The following table sets forth the retail median prices for 90(#) gasoline and 0(#) diesel published by the State Development Planning Commission from January 2002 to December 2002 when such adjustments were made.

	90(#)
	Gasoline	0(#) Diesel

	(RMB/ton)	(RMB/ton)
January – February 2002	2,712	2,420
March 2002	2,842	2,550
April 2002	3,102	2,790
May – September 2002	3,342	3,030
October – December 2002	3,542	3,220

     Chemical Product Prices

      We determine and set the prices of all chemical products produced by our chemicals business segment.

     Natural Gas Prices

      Prior to January 2002, our natural gas price was comprised of wellhead price, pipeline transportation tariff and purification fee. Since January 2002, the State Development Planning Commission, the predecessor of the National Development and Reform Commission, has merged the purification fee into the wellhead price to establish a unified natural gas ex-factory price. As a result of the price merger, our natural gas price is comprised of the following two components:

•	Ex-factory Price. We set our ex-factory price within a 10% floating range of the median ex-factory price published by the National Development and Reform Commission, except for natural gas sold within the PRC government’s natural gas supply plan, which must be sold at prices determined by the National Development and Reform Commission; and

•	Pipeline Transportation Tariff. The National Development and Reform Commission sets the pipeline transportation tariff for natural gas transported by pipelines constructed prior to 1991. For natural gas transported by pipelines constructed after 1991, we prepare a tariff schedule based on our actual cost plus a profit margin and submit it to the National Development and Reform Commission for approval.

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

Acquisition of Certain Refined Products Marketing Enterprises from CNPC

      In accordance with an acquisition agreement between CNPC and us dated September 26, 2002, we acquired from CNPC the assets, liabilities and interests related to CNPC’s refined products marketing enterprises consisting primarily of service stations and related facilities for RMB 3,200 million. The acquisition price was determined on the basis of independent valuation and appraisals of the assets and liabilities of these marketing enterprises under applicable rules and regulations promulgated in the PRC. Of the RMB 3,200 million in purchase price, RMB 430 million was paid in cash, RMB 1,124 million was set off against receivables from CNPC, and the remaining balance of RMB 1,646 million was included as payables to CNPC at December 31, 2002.

      Under IFRS, the acquisition is a combination of entities under common control since the CNPC’s refined products marketing enterprises and us are under the common control of CNPC. As a result, we have accounted for the acquisition in a manner similar to a uniting of interests, whereby the assets and liabilities of the marketing enterprises acquired are accounted for at historical cost to CNPC with net liabilities of RMB 2,956 million at the effective date. Our consolidated financial statements as of and for the years ended December 31, 2000 and 2001 included elsewhere in this annual report have been restated to give effect to the acquisition in these periods as if the operations of our company and these marketing enterprises have always been combined in these periods. The difference between RMB 3,200 million paid and the net liabilities transferred from CNPC has been adjusted against equity.

      The following table sets forth the summarized results of operations for the years ended December 31, 2000 and 2001 and the financial position as at December 31, 2001 for the separate entities and on a consolidated basis:

		Marketing
	PetroChina	enterprises	Consolidated

	(RMB in millions)
Results of operations of 2000:
Revenues	241,992	16,079	245,279
Net income/(loss)	55,231	(586)	54,645
Basic and diluted net income per share	0.32	0	0.32
Results of operations of 2001:
Revenues	238,893	12,354	241,320
Net income/(loss)	46,808	(1,339)	45,469
Basic and diluted net income per share	0.27	(0.01)	0.26
Financial position at December 31, 2001:
Current assets	86,412	981	86,017
Total assets	460,874	3,167	462,665
Current liabilities	88,748	5,595	92,967
Total liabilities	162,616	5,683	166,923
Net assets/(liabilities)	293,122	(2,516)	290,606

Operating Results

      The following discussion is based on our historical results of operations. As a result of the factors discussed above, such results of operations may not be indicative of our future operating performance. In addition, our operating results discussed below reflect our restated results of operations to give effect to the acquisition in 2002 of the assets, liabilities and interests related to CNPC’s refined products marketing enterprises in all periods presented as if the operations of our company and these marketing enterprises have always been combined.

      Our income statement for each of the three years ended December 31, 2002 is summarized in the table below.

	Year ended December 31,

	2000	2001	2002	2002

	RMB	RMB	RMB	US$

	(in millions)
Total revenues	245,279	241,320	244,424	29,520
Operating expenses	(159,846)	(170,181)	(172,083)	(20,783)

Income from operations	85,433	71,139	72,341	8,737
Exchange gain (loss), net	1,172	250	(316)	(38)
Interest expense, net	(5,695)	(3,599)	(3,053)	(369)
Income from equity affiliates	584	341	268	32

Income before income taxes	81,494	68,131	69,240	8,362
Income taxes	(27,014)	(23,066)	(22,231)	(2,685)
(Income) loss applicable to minority interests	165	404	(99)	(12)

Net income	54,645	45,469	46,910	5,665

      The table below sets forth our revenues by business segment for each of the three years ended December 31, 2002, as well as the percentage changes in revenues for the periods shown.

				2001		2002
				vs.		vs.
	2000		2001	2000	2002	2001

	(RMB in millions, except percentages)
Sales and other operating revenues
Exploration and production	170,928		148,277	(13.3)%	147,308	(0.7)%
Refining and marketing(1)	164,435	(2)	171,961	4.6 (2)	174,621	1.5
Chemicals and marketing	33,364		31,776	(4.8)	29,661	(6.7)
Natural gas and pipeline(1)	7,163	(3)	11,321	58.0 (3)	12,733	12.5
Other	—		—	—	—	—

Total	375,890		363,335	(3.3)%	364,323	0.3%

Less intersegment sales	(130,611)		(122,015)	(6.6)	(119,899)	(1.7)

Consolidated net sales from operations	245,279		241,320	(1.6)%	244,424	1.3%

(1)	Effective January 1, 2001, our results of operations, together with the corresponding assets and liabilities, of certain pipeline operations are reclassified from the refining and marketing segment to the natural gas and pipeline segment to reflect the changes in the manner under which these operations are managed. The results of operations, together with the corresponding assets and liabilities, of these pipeline operations were included in the refining and marketing segment in the segment information for the year ended December 31, 2000.

(2)	The sales and other operating revenue of our pipeline operations for the year ended December 31, 2000 was RMB 2,506 million (US$303 million). Taking into account the exclusion of the pipeline operations in 2000, the sales and other operating revenue for our refining and marketing segment would have increased 6.2% from RMB 161,929 million for the year ended December 31, 2000 to RMB 171,961 million for the year ended December 31, 2001.

(3)	The sales and other operating revenue of our pipeline operations for the year ended December 31, 2000 was RMB 2,506 million (US$303 million). Taking into account the inclusion of the pipeline operations in 2000, the sales and other operating revenue for our natural gas and pipeline segment would have increased 17.1% from RMB 9,669 million for the year ended December 31, 2000 to RMB 11,321 million for the year ended December 31, 2001.

      The table below sets forth our operating income by business segment for each of the three years ended December 31, 2002, as well as the percentage changes in operating income for the periods shown. Other income from operations shown below consists of research and development, business services and infrastructure support to our operating business segments.

				2001		2002
				vs.		vs.
	2000		2001	2000	2002	2001

	(RMB in millions, except percentages)
Income (loss) from operations
Exploration and production	95,143		76,932	(19.1)%	72,139	(6.2)%
Refining and marketing(1)	(9,068	) (2)	(3,324)	63.3 (2)	2,818	184.8
Chemicals and marketing	70		(2,374)	(3,491.4)	(3,162)	(33.2)
Natural gas and pipeline(1)	14	(3)	722	5,057.1 (3)	1,552	115.0
Other	(726)		(817)	(12.5)	(1,006)	(23.1)

Total	85,433		71,139	(16.7)%	72,341	1.7%

(1)	Effective January 1, 2001, our results of operations, together with the corresponding assets and liabilities, of certain pipeline operations are reclassified from the refining and marketing segment to the natural gas and pipeline segment to reflect the changes in the manner under which these operations are managed. The results of operations, together with the corresponding assets and liabilities, of these pipeline operations were included in the refining and marketing segment in the segment information for the year ended December 31, 2000.

(2)	The income from operations of our pipeline operations for the year ended December 31, 2000 was RMB 29 million (US$4 million). Taking into account the exclusion of the pipeline operations in 2000, the loss from operations for our refining and marketing segment would have decreased 63.5% from RMB 9,097 million for the year ended December 31, 2000 to RMB 3,324 million for the year ended December 31, 2001.

(3)	The income from operations of our pipeline operations for the year ended December 31, 2000 was RMB 29 million (US$4 million). Taking into account the inclusion of the pipeline operations in 2000, the income from operations for our natural gas and pipeline segment would have increased 1,579.1% from RMB 43 million for the year ended December 31, 2000 to RMB 722 million for the year ended December 31, 2001.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

  Consolidated Results of Operation

      Total Revenue. Total Revenue increased 1.3% from RMB 241,320 million for the year ended December 31, 2001 to RMB 244,424 million (US$29,520 million) for the year ended December 31, 2002. This increase was due primarily to an increase in sales volume of products such as crude oil, natural gas, gasoline and diesel and an increase in the comprehensive selling price of natural gas, which was partially offset by a decrease in our average realized selling prices of crude oil, gasoline and diesel. The sales volume of our crude oil, natural gas, gasoline and diesel increased by 2.6%, 11.1%, 4.6% and 5.1%, respectively, in 2002.

      Operating Expenses. Operating expenses increased 1.1% from RMB 170,181 million for the year ended December 31, 2001 to RMB 172,083 million (US$20,783 million) for the year ended December 31, 2002. This increase was due primarily to increases in exploration expenses of 10.2%, employee compensation costs of 11.2% and depreciation, depletion and amortization of 9.4%. In addition, the increase in operating expenses was also caused by expenses we incurred of RMB 2,121 million in 2002 in connection with the shutting down of certain inefficient manufacturing assets. We did not incur similar expenses in 2001. These operating expense increases were offset in part by a decrease in purchases, services and other expenses of 8.7% and a reduction in various other costs resulting from the effective implementation of our cost reduction measures and our streamlined management.

      Purchases, Services and Other Expenses. Purchases, services and other expenses decreased 8.7% from RMB 78,529 million for the year ended December 31, 2001 to RMB 71,690 million (US$8,658 million) for the year ended December 31, 2002. This decrease was due primarily to a 6.4% decrease in the cost of refined products raw materials as a result of a decline in the price of crude oil and a decrease in the cost of chemicals raw materials due to price declines.

      Employee Compensation Costs. Employee compensation costs increased 11.2% from RMB 14,608 million for the year ended December 31, 2001 to RMB 16,248 million (US$1,962 million) for the year ended December 31, 2002. This increase was due primarily to (i) an increase of RMB 1,021 million in bonuses for meeting or exceeding cost reduction and production targets and (ii) an increase of RMB 119 million in employee compensation costs as a result of increased labor for the expansion of the selling and retailing network for the refining and marketing segment.

      Depreciation, Depletion and Amortization. Depreciation, depletion and amortization increased 9.4% from RMB 33,615 million for the year ended December 31, 2001 to RMB 36,782 million (US$4,443 million) for the year ended December 31, 2002. This increase was due primarily to an increase of RMB 494 million in current depreciation, depletion and amortization expenses relating to the newly acquired assets and an increase of RMB 1,753 million in the impairment provision for inefficient plants and equipment held for use by our chemicals and marketing segment and our refining and marketing segment.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 3.4% from RMB 21,735 million for the year ended December 31, 2001 to RMB 22,474 million (US$2,714 million) for the year ended December 31, 2002. The increase was due primarily to an increase of RMB 691 million in our transportation costs resulting from increased sales volume in refined products and increased selling, general and administrative expenses resulting from an increase in maintenance expenses associated with upgrading of our service stations.

      Expenses Relating to Workforce Reduction and the Shutting Down of Manufacturing Facilities and Units. Expenses relating to workforce reduction and the shutting down of manufacturing facilities and units for the year ended December 31, 2001, consisted only of the work force reduction of RMB 487 million (US$59 million). We did not lay off any employees for the year ended December 31, 2002, but shut down some manufacturing facilities and units of the refining and marketing segment and the chemicals and marketing segment. Consequently, expenses relating to work force reduction and the shutting down of manufacturing facilities and units for the year ended December 31, 2002, consisted only of the costs for shutting down of manufacturing assets of RMB 2,121 million (US$256 million).

      Taxes Other than Income Taxes. Taxes other than income taxes increased 4.7% from RMB 13,951 million for the year ended December 31, 2001 to RMB 14,613 million (US$1,765 million) for the year ended December 31, 2002. This increase was due primarily to an increase in consumption tax resulting from an increase in the sales volume of gasoline and diesel and an increase in urban construction and education surcharges as a result of increases in VAT and consumption tax in 2002.

      Income From Operations. As a result of the factors discussed above, income from operations increased 1.7% from RMB 71,139 million for the year ended December 31, 2001 to RMB 72,341 million (US$8,737 million) for the year ended December 31, 2002.

      Net Exchange Gain (Loss). Net exchange gain (loss) decreased from a net gain of RMB 250 million for the year ended December 31, 2001 to a net loss of RMB 316 million (US$38 million) for the year ended December 31, 2002. This decrease was due primarily to an increase in exchange rate loss for borrowings in foreign currencies as a result of a relatively large appreciation of foreign exchange rates in 2002, particularly with respect to the Japanese Yen, British Sterling and Euro.

      Net Interest Expense. Net interest expense decreased 15.2% from RMB 3,599 million for the year ended December 31, 2001 to RMB 3,053 million (US$369 million) for the year ended December 31, 2002. This decrease was due primarily to the decline of market interest rates as well as a decrease in the average outstanding balance of debts in 2002.

      Income Before Income Taxes. Income before income taxes increased 1.6% from RMB 68,131 million for the year ended December 31, 2001 to RMB 69,240 million (US$8,362 million) for the year ended December 31, 2002.

      Income Taxes. Income Taxes decreased 3.6% from RMB 23,066 million for the year ended December 31, 2001 to RMB 22,231 million (US$2,685 million) for the year ended December 31, 2002. This decrease was due primarily to the tax reductions of RMB 2,377 million enjoyed by us in 2002 under the preferential tax treatment policy promulgated by the Chinese government in order to encourage development of western China’s economy which, however, was offset in part by an increase of RMB 511 million in expenses other than tax deductible expenses and the tax settlement for previous years.

      Net Income. As a result of the factors discussed above, net income increased 3.2% from RMB 45,469 million for the year ended December 31, 2001 to RMB 46,910 million (US$5,665 million) for the year ended December 31, 2002.

Exploration and Production

      Sales and Other Operating Revenue. Sales and other operating revenue decreased 0.7% from RMB 148,277 million for the year ended December 31, 2001 to RMB 147,308 million (US$17,791 million) for the year ended December 31, 2002. This decrease was due primarily to a decrease in the average realized price of our crude oil from US$23.61 per barrel for the year ended December 31, 2001 to US$22.48 per barrel for the year ended December 31, 2002, which, however, was offset in part by the increase in sales revenue resulting from the inclusion into this segment of the small refineries in Tarim, Changqing and Xinan oil fields or gas fields in 2002.

      Intersegment sales decreased 4.0% from RMB 110,738 million for the year ended December 31, 2001 to RMB 106,266 million (US$12,834 million) for the year ended December 31, 2002. This decrease was due primarily to a 4.5% decrease in the price and a 2.3% decrease in sales volume of crude oil sold to our other business segments.

      Sales of crude oil to Sinopec increased 6.9% from RMB 21,299 million for the year ended December 31, 2001 to RMB 22,778 million (US$2,751 million) for the year ended December 31,

2002. This increase was due primarily to an increase in the sales volume to Sinopec and was offset in part by the decrease of our average realized selling price of our crude oil sold to Sinopec.

      Operating Expenses. Operating expenses increased 5.4% from RMB 71,345 million for the year ended December 31, 2001 to RMB 75,169 million (US$9,078 million) for the year ended December 31, 2002. This increase was due primarily to (i) increases in purchases, services and other expenses by RMB 1,091 million and exploration expenses by RMB 752 million as a result of the inclusion of the small refineries in Tarim, Changqing and Xinan oil fields or gas fields into this segment for administrative purposes in 2002 and (ii) an increase in employee compensation costs by 13.1% as a result of increases in bonuses for meeting or exceeding cost reduction and production targets.

      Income From Operations. As a result of the factors discussed above, income from operations decreased 6.2% from RMB 76,932 million for the year ended December 31, 2001 to RMB 72,139 million (US$8,712 million) for the year ended December 31, 2002.

Refining and Marketing

      Sales and Other Operating Revenue. Sales and other operating revenue increased 1.5% from RMB 171,961 million for the year ended December 31, 2001 to RMB 174,621 million (US$21,089 million) for the year ended December 31, 2002. This increase was due primarily to an increase in the sales volume of principal refined products such as gasoline by 4.6%, diesel by 5.1% and lubricant oil by 1.0% in 2002, which was offset in part by decreases in the average realized selling prices of gasoline, diesel and kerosene and a decrease in the sales volume of kerosene in 2002.

      Sales revenue from gasoline increased 3.7% from RMB 47,079 million for the year ended December 31, 2001 to RMB 48,834 million (US$5,898 million) for the year ended December 31, 2002. This increase was due primarily to a 4.6% increase in the sales volume of gasoline from 18.2 million tons for the year ended December 31, 2001 to 19.0 million tons for the year ended December 31, 2002. The average realized selling price of gasoline decreased 0.8% from RMB 2,591 per ton for the year ended December 31, 2001 to RMB 2,570 (US$310.39) per ton for the year ended December 31, 2002.

      Sales revenue from diesel increased 3.3% from RMB 76,534 million for the year ended December 31, 2001 to RMB 79,081 million (US$9,551 million) for the year ended December 31, 2002. This increase was due primarily to a 5.1% increase in the sales volume of diesel from 31.6 million tons for the year ended December 31, 2001 to 33.2 million tons for the year ended December 31, 2002. The average realized selling price of diesel decreased 1.7%, from RMB 2,426 per ton in the year ended December 31, 2001 to RMB 2,384 (US$287.92) per ton for the year ended December 31, 2002.

      Sales revenue from kerosene decreased 12.6% from RMB 4,423 million for the year ended December 31, 2001 to RMB 3,864 million (US$467 million) for the year ended December 31, 2002. This decrease was due primarily to a decrease in sales volume of kerosene from 1.93 million tons for the year ended December 31, 2001 to 1.88 million tons for the year ended December 31, 2002. The average realized selling price of kerosene decreased 10.5%, from RMB 2,290 per ton in the year ended December 31, 2001 to RMB 2,050 (US$247.58) per ton for the year ended December 31, 2002.

      Intersegment sales revenue increased 18.4% from RMB 8,436 million for the year ended December 31, 2001 to RMB 9,988 million (US$1,206 million) for the year ended December 31, 2002. This increase was due primarily to a 43.2% increase in the sales volume of naphtha and liquefied gas to our other segments in 2002.

      Operating Expenses. Operating expenses decreased 2.0% from RMB 175,285 million for the year ended December 31, 2001 to RMB 171,803 million (US$20,749 million) for the year ended

December 31, 2002. This decrease was due primarily to (i) the decline of raw material purchase prices, (ii) a 1.5% decrease in processing volume as a result of the exclusion from this segment of the small refineries in Tarim, Changqing and Xinan oil fields or gas fields for administrative purposes in 2002 and (iii) the decline of processing losses and maintenance expenses arising from management improvements in production, operations and equipment management as well as the active implementation of technical renovations and energy-savings measures for installations. The effect of these declines and decreases on operating expenses was partially offset by an increase in 2002 of RMB 369 million (US$45 million) in the impairment provision for inefficient plants and equipment held for use by our refining and marketing segment.

      Income (Loss) From Operations. As a result of the factors discussed above, income (loss) from operations increased from a loss of RMB 3,324 million for the year ended December 31, 2001 to a gain of RMB 2,818 million (US$340 million) for the year ended December 31, 2002.

Chemicals and Marketing

      Sales and Other Operating Revenue. Sales and other operating revenue decreased 6.7% from RMB 31,776 million for the year ended December 31, 2001 to RMB 29,661 million (US$3,582 million) for the year ended December 31, 2002. This decrease was due primarily to a 12.7% decrease in the sales volume of chemical products.

      Operating Expenses. Operating expenses decreased 3.9% from RMB 34,150 million for the year ended December 31, 2001 to RMB 32,823 million (US$3,964 million) for the year ended December 31, 2002. This decrease was due primarily to (i) an 11.9% decrease in purchases, services and other expenses as a result of the decrease in sales volume, (ii) a reduction of costs resulting from the effective implementation of various cost reduction and efficiency improvement measures as well as streamlined management and (iii) a 21.9% decrease in selling and administrative expenses as a result of a decrease in the provision for impairment of receivables in 2002 as compared to 2001. The effect of such decreases and reduction on operating expenses was partially offset by an increase in 2002 of RMB 1,384 million (US$167 million) in the impairment provision for inefficient plants and equipment held for use by our chemicals and marketing segment.

      Income (Loss) From Operations. As a result of the factors discussed above, loss from operations increased 33.2% from RMB 2,374 million for the year ended December 31, 2001 to RMB 3,162 million (US$382 million) for the year ended December 31, 2002.

Natural Gas and Pipeline

      Sales and Other Operating Revenue. Sales and other operating revenue increased 12.5% from RMB 11,321 million for the year ended December 31, 2001 to RMB 12,733 million (US$1,538 million) for the year ended December 31, 2002. This increase was due primarily to increases in the price at which we sold natural gas and a 10.0% increase in the sales volume of our natural gas as a result of our efforts in optimizing our natural gas sales structure in 2002.

      Operating Expenses. Operating expenses increased 5.5% from RMB 10,599 million for the year ended December 31, 2001 to RMB 11,181 million (US$1,350 million) for the year ended December 31, 2002. This increase was due primarily to an 8.4% increase in the costs of purchasing natural gas resulting from an increase in the sales volume of natural gas, which was partially offset by a decrease of 1.5% in the price at which we purchased natural gas from our exploration and production segment.

      Income From Operations. As a result of the factors discussed above, income from operations increased 115.0% from RMB 722 million for the year ended December 31, 2001 to RMB 1,552 million (US$187 million) for the year ended December 31, 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

  Consolidated Results of Operation

      Total Revenue. Total revenue decreased 1.6% from RMB 245,279 million for the year ended December 31, 2000 to RMB 241,320 million for the year ended December 31, 2001. This decrease reflected the decrease in revenues in our exploration and production segment and chemicals and marketing segment as a result of a decrease in the sales volume and decline in the average realized selling price of crude oil, and a decrease in the selling prices of chemical products.

      Operating Expenses. Operating expenses increased 6.5% from RMB 159,846 million for the year ended December 31, 2000 to RMB 170,181 million for the year ended December 31, 2001. This increase was due primarily to the increases in purchases, services and other expenses, selling, general and administrative expenses as well as taxes other than income taxes.

      Purchases, Services and Other Expenses. Purchases, services and other expenses increased 22.2% from RMB 64,251 million for the year ended December 31, 2000 to RMB 78,529 million for the year ended December 31, 2001. This increase was due primarily to an increase in the purchase of direct materials as a result of an increase in the sales volume of refined products.

      Employee Compensation Costs. Employee compensation costs decreased 3.4% from RMB 15,129 million for the year ended December 31, 2000 to RMB 14,608 million for the year ended December 31, 2001. This decrease was due primarily to the reduction in the number of employees.

      Depreciation, Depletion and Amortization. Depreciation, depletion and amortization decreased 1.7% from RMB 34,209 million for the year ended December 31, 2000 to RMB 33,615 million for the year ended December 31, 2001. This decrease was due primarily to the fact that our refining enterprises disposed of a number of installations in 2000, resulting in a decrease in the base value of the provision for depreciation in 2001.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 23.3% from RMB 17,621 million for the year ended December 31, 2000 to RMB 21,735 million for the year ended December 31, 2001. This increase was due primarily to the higher transportation costs resulting from an increased sales volume in the refining and marketing segment, the expansion and extension of the sales and distribution network, and the expansion of our markets and changes in the marketing methods and structures of the chemicals and marketing segment.

      Expenses Relating to Workforce Reduction and the Shutting Down of Manufacturing Facilities and Units. Expenses relating to our workforce reduction and the shutting down of manufacturing facilities and units decreased 92.6%. For the year ended December 31, 2000, the expenses relating to our workforce reduction and the shutting down of certain inefficient manufacturing facilities and units were RMB 4,215 million and RMB 2,364 million, respectively. We did not incur any costs for the shutting down of manufacturing facilities and units in 2001, with the costs for this period comprising only workforce reduction expenses of RMB 487 million.

      Taxes Other than Income Taxes. Taxes other than income taxes increased 5.2% from RMB 13,258 million for the year ended December 31, 2000 to RMB 13,951 million for the year ended December 31, 2001. This increase was due primarily to an increase in consumption tax and other relevant taxes resulting from an increased sales volume in the refining and marketing segment.

      Income From Operations. As a result of the factors discussed above, income from operations decreased 16.7% from RMB 85,433 million for the year ended December 31, 2000 to RMB 71,139 million for the year ended December 31, 2001.

      Net Exchange Gain. Net exchange gain decreased 78.7% from RMB 1,172 million for the year ended December 31, 2000 to RMB 250 million for the year ended December 31, 2001.

This decrease was due primarily to a substantial decrease in the balance of loans denominated in currencies which had been affected to a greater extent by fluctuations in exchange rates, such as the Japanese Yen and Euro.

      Net Interest Expense. Net interest expense decreased 36.8% from RMB 5,695 million for the year ended December 31, 2000 to RMB 3,599 million for the year ended December 31, 2001. This decrease was due primarily to our reinforcement of the centralization of capital management and a decrease in the average balance of debts as well as a decrease in the average interest rate.

      Income Before Income Taxes. Income before income taxes decreased 16.4% from RMB 81,494 million for the year ended December 31, 2000 to RMB 68,131 million for the year ended December 31, 2001.

      Income Taxes. Income taxes decreased 14.6% from RMB 27,014 million for the year ended December 31, 2000 to RMB 23,066 million for the year ended December 31, 2001 due primarily to an decrease in income before income taxes.

      Net Income. As a result of the factors discussed above, net income decreased 16.8% from RMB 54,645 million for the year ended December 31, 2000 to RMB 45,469 million for the year ended December 31, 2001.

  Exploration and Production

      Sales and Other Operating Revenue. Sales and other operating revenue decreased 13.3% from RMB 170,928 million for the year ended December 31, 2000 to RMB 148,277 million for the year ended December 31, 2001. This decrease was due primarily to a decrease in our sales volume of crude oil (not including condensate) and a decline in its average realized selling price. As our oil prices are directly linked to the international oil prices, the decline of international oil prices has resulted in a decrease of 13.2% in the average realized selling price of our crude oil from US$27.21 per barrel as at December 31, 2000 to US$23.61 per barrel as at December 31, 2001.

      Intersegment sales decreased 8.7% from RMB 121,265 million for the year ended December 31, 2000 to RMB 110,738 million for the year ended December 31, 2001. This decrease was due primarily to a decline in the price at which crude oil was sold to other business segments in 2001 as compared with 2000.

      Sales of crude oil to Sinopec decreased 32.7% from RMB 31,637 million for the year ended December 31, 2000 to RMB 21,299 million for the year ended December 31, 2001, primarily due to a decrease in the sales volume and the average realized selling price of crude oil sold to Sinopec.

      Operating Expenses. Operating expenses decreased 5.9% from RMB 75,785 million for the year ended December 31, 2000 to RMB 71,345 million for the year ended December 31, 2001. This decrease was due primarily to our continued implementation of cost reduction measures resulting in decreases in purchases, services and other expenses and decreases in expenses relating to workforce reduction and exploration expenses.

      Income From Operations. As a result of the factors discussed above, income from operations decreased 19.1% from RMB 95,143 million for the year ended December 31, 2000 to RMB 76,932 million for the year ended December 31, 2001.

  Refining and Marketing

      Sales and Other Operating Revenue. Sales and other operating revenue increased 4.6% from RMB 164,435 million for the year ended December 31, 2000 to RMB 171,961 million for the year ended December 31, 2001. The increase was due primarily to an increase in the sales volume of principal refined products such as gasoline and diesel. The sales and other operating revenue of our pipeline transmission business for the year ended December 31, 2000 was RMB 2,506 million. Taking into account the exclusion of the pipeline transmission business in 2000, the sales and other operating revenue for our refining and marketing segment would have increased 6.2% from RMB 161,929 million for the year ended December 31, 2000 to RMB 171,961 million for the year ended December 31, 2001.

      Sales revenue from gasoline increased 7.0% from RMB 43,984 million for the year ended December 31, 2000 to RMB 47,079 million for the year ended December 31, 2001. This increase was due primarily to an increase in the sales volume of gasoline. The average realized selling price of gasoline decreased 7.8%, from RMB 2,811 per ton for the year ended December 31, 2000 to RMB 2,591 per ton for the year ended December 31, 2001.

      Sales revenue from diesel increased 13.7% from RMB 67,283 million for the year ended December 31, 2000 to RMB 76,534 million for the year ended December 31, 2001. This increase was due primarily to an increase in the sales volume. The average realized selling price of diesel decreased 3.9%, from RMB 2,524 per ton for the year ended December 31, 2000 to RMB 2,426 per ton for the year ended December 31, 2001.

      Sales revenue from kerosene decreased 18.8% from RMB 5,447 million for the year ended December 31, 2000 to RMB 4,423 million for the year ended December 31, 2001. This decrease was due primarily to a decrease in the price and sales volume of kerosene.

      Intersegment sales increased 3.2% from RMB 8,176 million for the year ended December 31, 2000 to RMB 8,436 million for the year ended December 31, 2001. This increase was due primarily to an increase in the sales volume to other segments.

      Sales of refined products to Sinopec decreased 4.1% from RMB 4,950 million for the year ended December 31, 2000 to RMB 4,747 million for the year ended December 31, 2001. This decrease was due primarily to a decrease in the sales volume of diesel and the average selling price of kerosene sold to Sinopec. We expect sales to Sinopec to continue to decline in future periods as a percentage of our total sales of refined products as we continue to expand our marketing network.

      Operating Expenses. Operating expenses increased 1.0% from RMB 173,503 million for the year ended December 31, 2000 to RMB 175,285 million for the year ended December 31, 2001. This increase was due primarily to an increase in the output and sales volume of refined products. The operating expenses of our pipeline transmission business for the year ended December 31, 2000 were RMB 2,477 million. Taking into account the exclusion of the pipeline transmission business in 2000, the operating expenses for our refining and marketing segment would have increased 2.5% from RMB 171,025 million for the year ended December 31, 2000 to RMB 175,285 million for the year ended December 31, 2001.

      Income (Loss) From Operations. As a result of the factors discussed above, loss from operations decreased 63.3% from RMB 9,068 million for the year ended December 31, 2000 to RMB 3,324 million for the year ended December 31, 2001.

  Chemicals and Marketing

      Sales and Other Operating Revenue. Sales and other operating revenue decreased 4.8% from RMB 33,364 million for the year ended December 31, 2000 to RMB 31,776 million for the year ended December 31, 2001. This decrease was due primarily to a decrease in the prices of principal chemical products as a result of the downturn in the market of chemical products, despite an increase in the sales volume of chemical products.

      Operating Expenses. Operating expenses increased 2.6% from RMB 33,294 million for the year ended December 31, 2000 to RMB 34,150 million for the year ended December 31, 2001. This increase resulted primarily from the increase in purchases, services and other expenses due to an increase in the sales volume and inventory-related changes. Operating expenses also increased due to higher sales and administrative expenses as a result of increased losses related to bad debts.

      Income From Operations. As a result of the factors discussed above, we recorded a loss of RMB 2,374 million for the year ended December 31, 2001, as compared to a gain of RMB 70 million for the year ended December 31, 2000.

  Natural Gas and Pipeline

      Sales and Other Operating Revenue. Sales and other operating revenue increased 58.0% from RMB 7,163 million for the year ended December 31, 2000 to RMB 11,321 million for the year ended December 31, 2001. This increase was due primarily to an increase in the selling price and sales volume of natural gas and the transfer of pipeline transmission business from the refining and marketing segment to the natural gas and pipeline segment. The sales volume of natural gas increased 13.1% from 391.0 billion cubic feet in 2000 to 442.2 billion cubic feet in 2001. The sales and other operating revenue of our pipeline transmission business for the year ended December 31, 2000 was RMB 2,506 million. Taking into account the inclusion of the pipeline transmission business in 2000, the sales and other operating revenue for our natural gas and pipeline segment would have increased 17.1% from RMB 9,669 million for the year ended December 31, 2000 to RMB 11,321 million for the year ended December 31, 2001.

      Operating Expenses. Operating expenses increased 48.3% from RMB 7,149 million for the year ended December 31, 2000 to RMB 10,599 million for the year ended December 31, 2001. This increase was due primarily to an increase in the sales volume of natural gas resulting in an increase in natural gas purchased and an increase in the transmission costs for crude oil caused by the transfer of the pipeline transmission business from the refining and marketing segment. The operating expenses of our pipeline transmission business for the year ended December 31, 2000 were RMB 2,477 million. Taking into account the exclusion of the pipeline transmission business in 2000, the operating expenses for our natural gas and pipeline segment would have increased 10.1% from RMB 9,626 million for the year ended December 31, 2000 to RMB 10,599 million for the year ended December 31, 2001.

      Income From Operations. As a result of the factors discussed above, income from operations increased 5,057.1% from RMB 14 million for the year ended December 31, 2000 to RMB 722 million for the year ended December 31, 2001.

Liquidity and Capital Resources

      Our primary sources of funding are cash provided by operating activities, short-term and long-term borrowings, cash and cash equivalents. Historically, our primary uses of funds were for capital expenditures, repayment of short-term and long-term borrowings and distributions of dividends to shareholders. Our payments to CNPC are limited to dividends and payments for services provided to us by CNPC. In the year ended December 31, 2002, we distributed as dividends 45% of our reported net income. We expect that we will continue to distribute as dividends approximately 40% to 50% of our reported net income for all years. See “Item 8 Financial Information — Dividend Policy” for a discussion of factors which may affect the determination by our board of directors of the appropriate level of dividends.

      In accordance with the restructuring agreement we entered into with CNPC in connection with the restructuring of the CNPC group, we distributed RMB 2,640 million to CNPC in June 2000 in respect of our net income during the period from October 1, 1999 to November 4, 1999. We do not believe that this distribution had a material impact on our liquidity or our ability to fund planned capital expenditures. This distribution was made in respect of a period prior to our formation and was therefore not determined in accordance with our dividend policy as described in “Item 8 — Financial Information — Dividend Policy”.

      Our shareholders approved at our shareholders’ meeting held on May 28, 2003 the proposed issuance of our corporate bonds in the principal amount of up to RMB 5,500 million to PRC citizens and enterprises. We intend to use the proceeds received from the issuance of these corporate bonds for various crude oil and natural gas exploration projects in a number of our oil and gas regions as well as for upgrading refining facilities in Daqing Petrochemical and constructing the natural gas pipeline from Zhong County to Wuhan city. We have obtained approval from the PRC government in connection with the issuance of a portion of these corporate bonds. However, the issuance of these corporate bonds will be subject to market conditions. We cannot assure you that we will complete the issuance of these corporate bonds in accordance with the terms approved by our shareholders or at all.

      In the year ended December 31, 2001, we reduced our workforce by 19,800 employees. We had provided for expenses in the aggregate amount of RMB 1,035 million in the year ended December 31, 2000 for the reduction of 13,900 employees and incurred expenses in the aggregate amount of RMB 487 million in the year ended December 31, 2001 in connection with the reduction of additional 6,020 employees. We believe that our workforce reduction will have a positive effect on our financial condition and results of operations in the long run.

      We finance a significant portion of our business operations with short-term borrowings, including short-term debt obtained from the PRC State-owned banks. As of December 31, 2002, short-term debt comprised approximately 5% of our capital employed as compared to approximately 7% as of December 31, 2001. Our ability to obtain adequate financing to satisfy our capital expenditure and debt servicing requirements may be limited by our financial condition and our results of operations and the liquidity of international and domestic capital markets. Prior to accessing international capital markets, we must obtain approval from various PRC government authorities. In general, we must obtain PRC government approval for any project involving significant capital investment for our refining and marketing, chemicals and marketing and natural gas and pipeline segments. For a more detailed discussion of factors which may affect our ability to satisfy our financing requirements, see “Item 3 — Key Information — Risk Factors”.

      We plan to fund the capital and related expenditures described in this annual report principally through cash provided by operating activities, short-term and long-term debt and cash and cash equivalents. Net cash provided by operating activities in the year ended December 31, 2002 was RMB 98,341 million. As of December 31, 2002, we had cash and cash equivalents of RMB 9,977 million. While each of the projects described in this annual report for which significant capital expenditures will be required is important to our future development, we do not believe that the failure to implement any one of these projects would have a material adverse impact on our financial condition or results of operations. If the price of crude oil undergoes a steep decline in the future, it is likely that we would delay or reduce the scale of the capital expenditures for our exploration and development segment.

      We currently do not have any outstanding options, warrants or other rights for any persons to require us to issue any common stock at a price below its market value. We do not currently intend to issue any such rights or to otherwise issue any common stock for a price below its market value.

      In addition, we did not have for the year ended December 31, 2002, and do not currently have, any transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially liquidity or the availability of or requirements for our capital resources.

      The table below sets forth our cash flows for each of the three years ended December 31, 2000, 2001 and 2002 and our cash equivalents at the end of each period.

	Year ended December 31,

	2000	2001	2002

	(RMB in millions)
Net cash provided by operating activities	103,309	84,439	98,341
Net cash used for investing activities	(60,126)	(61,491)	(71,662)
Net cash provided by (used for) financing activities	(43,188)	(29,906)	(27,829)
Cash and cash equivalents at the end of period	18,085	11,127	9,977

      Our cash and cash equivalents decreased by RMB 1,150 million from RMB 11,127 million as of December 31, 2001 to RMB 9,977 million (US$1,205 million) as of December 31, 2002, representing a 10.3% decrease over 2001.

Cash Provided by Operating Activities

      Our net cash provided by operating activities increased 16.5% from RMB 84,439 million for the year ended December 31, 2001 to RMB 98,341 million (US$11,877 million) for the year ended December 31, 2002. This increase was due primarily to the increase in income from operations and a significant amount of cash inflow to working capital resulting from a shortened collection period of receivables imposed by us.

      We had a working capital deficit of RMB 6,950 million as of December 31, 2001 and RMB 14,189 million (US$1,714 million) as of December 31, 2002. The increase in our working capital deficit was primarily because the reduction rate of our current assets was higher than the reduction rate of our current liabilities. As part of our efforts to increase the collection of receivables, accounts receivables and other receivables were reduced significantly, thereby reducing our current assets. The reduction of current liabilities was due primarily to (i) our continuous efforts to strengthen the centralized management of funds and debts and (ii) a reduction of the current liabilities by repaying a portion of short-term borrowings.

      We have continued to implement our centralized cash management system. This system has the following principal components:

•	requiring our subsidiaries and branches to remit their sales revenues to bank accounts designated by our headquarters;

•	utilizing excess bank deposits to reduce bank borrowings; and

•	centralizing and simplifying internal clearing and settlement procedures.

      The implementation of this centralized cash management system has maintained our short receivable collection cycle.

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

Cash Provided by (Used for) Financing Activities

      Our net borrowings as of December 31, 2000, 2001 and 2002 were as follows:

	December 31,

	2000	2001	2002

	(RMB in millions)
Short-term debt (including current portion of long-term debt)	41,514	25,323	20,633
Long-term debt	53,412	65,546	60,655

Total debt	94,926	90,869	81,288
Less:
Cash and cash equivalents	18,085	11,127	9,977
Time deposits with term exceeding three months	—	3,253	2,612
Receivables under resale agreements	5,815	11,505	9,786

Net debt	71,026	64,984	58,913

      See Note 20 to our consolidated financial statements for information regarding the maturity profile of debt, currency and interest rate structure.

      The debts which were guaranteed by CNPC amounted to RMB 17,712 million, RMB 1,697 million and RMB 939 million for the three years ended December 31, 2000, 2001 and 2002, respectively. As of December 31, 2000, we had repaid all short-term debts guaranteed by CNPC. CNPC and ourselves have undertaken to the Hong Kong Stock Exchange that we will continue to, on a best endeavor basis, approach each lender with respect to these guaranteed debts with a view toward obtaining the unconditional release of such guarantees.

      Of the total debts outstanding as of December 31, 2002, approximately 29.6% were fixed-rate loans and 70.4% were floating-rate loans. Of the total debts outstanding as of December 31, 2002, approximately 81.0% were denominated in Renminbi, approximately 16.0% were denominated in the U.S. dollar and approximately 3.0% were denominated in other major foreign currencies.

      The amount of short-term debts owed to related parties as of December 31, 2000, 2001 and 2002 were RMB 14,269 million, RMB 1,268 million and RMB 570 million, respectively. The amount of long-term debts owed to related parties as of December 31, 2000, 2001 and 2002 were RMB 9,652 million, RMB 20,753 and RMB 24,132 million, respectively.

      Our debts included short-term and long-term debts owed to China Petroleum Finance Company Limited of RMB 23,896 million, RMB 22,021 million and RMB 24,702 million as of December 31, 2000, 2001 and 2002, respectively. These debts were unsecured with interest bearing at below the prime rate as published by the People’s Bank of China. We also maintain a significant portion of our deposits at China Petroleum Finance Company Limited.

      Our net cash used for financing activities for the year ended December 31, 2002 decreased 7.0% over the year ended December 31, 2001. This decrease resulted primarily from the following:

•	an increase in new short-term loans leading to an increase of RMB 3,779 million in cash inflow;

•	a decrease in the repayment of short-term loans leading to a decrease of RMB 1,852 million in cash outflow;

•	a decrease in the distribution of dividends leading to a decrease of RMB 9,049 million in cash outflow;

      This decrease was offset by the following:

•	an increase in the repayment of long-term loans leading to an increase of RMB 252 million in cash outflow;

•	a decrease in new long-term loans leading to a decrease of RMB 11,370 million in cash inflow;

•	a sum of RMB 430 million cash payment made in 2002 as part of the purchase price for the acquisition of refined products marketing enterprises from CNPC leading to an increase of RMB 430 million in cash outflow.

      Our net cash used for financing activities for the year ended December 31, 2001 decreased 30.8% over the year ended December 31, 2000. This decrease resulted primarily from the following:

•	a decrease in the repayment of long-term loans, leading to a decrease of RMB 71,779 million in cash outflow;

•	a distribution of RMB 2,640 million was made to CNPC in 2000 whereas no such distribution was made in 2001; and

•	a decrease in the repayment of short-term loans, leading to a decrease of RMB 1,985 million in cash outflow.

      This decrease was offset by the following:

•	a decrease in new short-term and long-term loans, leading to a decrease of RMB 26,152 million in cash inflow;

•	new shares were issued in 2000 whereas no new shares were issued in 2001, leading to a decrease of RMB 20,336 million in cash inflow in the year ended December 31, 2001; and

•	an increase in the distribution of dividends leading to an increase of RMB 16,318 million in cash outflow.

      As at December 31, 2002, our loans of RMB 398 million were secured loans (including financing leases and bank loans), of which RMB 276 million in banks loans were secured by our plants and equipment in the aggregate value of RMB 426 million. We consider financing leases as secured debts. As at December 31, 2002, the debts incurred by us by way of financing leases amounted to RMB 122 million. The net book value of the properties, plant and equipment under financing leases was RMB 399 million.

      Our debt to equity ratio(calculated by dividing interest-bearing debts by the aggregate of interest-bearing debts and shareholder’s equity) as of December 31, 2002 was 20.4%, as compared to 23.8% as of December 31, 2001.

Long-Term Contractual Obligations and Other Commercial Commitments and Payment Obligations

      The tables below set forth certain information in connection with our long-term contractual obligations and other commercial commitments outstanding at December 31, 2002.

	Payment due by period

		Less than	1-3	3-5	After
Contractual obligations	Total	1 year	years	years	5 years

	(RMB in millions)
Long-term debt	66,742	6,143	35,863	15,635	9,101
Capital lease obligations	122	66	56	—	—
Operating leases	98,099	2,403	4,520	4,494	86,682
Capital commitments	3,276	3,276	0	0	0

Total contractual cash obligations	168,239	11,888	40,439	20,129	95,783

		Amount of commitment expiration per period
	Total
Other commercial	amounts	Less than	1-3	3-5	Over
commitments	committed	1 year	years	years	5 years

	(RMB in millions)
Lines of credit	60,200	60,200	0	0	0
Standby letters of credit	128	125	3	0	0
Guarantees	926	267	586	32	41

Total commercial commitments	61,254	60,592	589	32	41

      The table below sets forth the annual payments we are obligated to make with respect to our exploration and production licenses to the Ministry of Land and Resources.

Year	Annual payment

(RMB in millions)
2003	382
2004	515
2005	618
2006	681
2007 and thereafter	840

Capital Expenditures and Investments

      Our net cash used for investing activities includes capital expenditures and investments, offset by proceeds from the sale of assets and dividends received. The table below sets forth our capital expenditures and investments (including non dry hole exploration expenses) by business segment for each of the years ended December 31, 2000, 2001 and 2002 as well as those anticipated for the year ended December 31, 2003. Actual capital expenditures and investments for periods after January 1, 2003 may differ materially from the amounts indicated below.

							2003
	2000		2001		2002		anticipated

	(RMB in		(RMB in		(RMB in		(RMB in
	millions)%		millions)%		millions)%		millions)%
Exploration and production	42,968	66.6	45,115	68.9	50,646	64.7	49,100	60.0
Refining and marketing	13,595	21.1	11,416	17.4	11,327	14.5	9,463	11.6
Chemicals and marketing	4,104	6.4	4,062	6.2	3,175	4.1	5,737	7.0
Natural gas and pipeline	3,214	5.0	4,557	7.0	13,013	16.6	17,000	20.7
Corporate and other	563	0.9	321	0.5	133	0.2	600	0.7

Total	64,444	100.0	65,471	100.0	78,294	100.0	81,900	100.0

      Our capital expenditures and investments increased 19.6% from RMB 65,471 million for the year ended December 31, 2001 to RMB 78,294 million (US$9,456 million) for the year ended December 31, 2002. This increase was due primarily to an increase of RMB 7,985 million in capital expenditure for our West to East natural gas pipeline project, the construction of which has commenced, an increase of RMB 1,952 million in capital expenditure for expanding our overseas oil exploration and development business and an increase in capital expenditure for our investments in domestic exploration of oil and gas. Taking into account the exclusion of the investments relating to the non dry hole exploration expenses, our capital expenditures for the years ended 2000, 2001 and 2002 would have been RMB 60,130 million, RMB 61,549 million and RMB 73,726 million (US$8,904 million), respectively.

      As of December 31, 2002, the capital expenditures contracted for at the balance sheet date but not recognized in our consolidated financial statements were RMB 3,276 million (US$396 million).

      On July 4, 2002, we entered into a Joint Venture Framework Agreement with a group of international energy companies, or the International Consortium, to form a pipeline contractual joint venture for the development, construction and operation of the West to East natural gas pipelines.

      The International Consortium includes six international energy companies, including Shell International Gas Limited, or Shell, OAO Gazprom, or Gazprom, and ExxonMobil China Gas Pipeline Limited, or ExxonMobil. Shell, Gazprom and ExxonMobil lead the International Consortium and will hold equal interest in the pipeline contractual joint venture.

      We, the International Consortium and Sinopec will hold 50%, 45% and 5%, respectively, of the equity interests in the pipeline contractual joint venture. The term of the cooperation for the West to East natural gas pipeline project is 45 years.

      We expect that a total amount of RMB 27,300 million will be required for the development and production of natural gas fields to provide natural gas to the West to East gas pipelines for 45 years. We and the International Consortium will be responsible for financing the development and production of natural gas fields based on our respective interests in each of the upstream projects. We anticipate that the pipeline joint venture will require a total investment of approximately RMB 43,500 million, 35% of which is expected to be provided by us, Sinopec and the International Consortium in the form of equity capital in proportion to our respective interests in the pipeline joint venture, and 65% of which is expected to be provided by way of debt financing. Our equity investment in the pipeline joint venture is estimated at approximately RMB 7,600 million. At present, the total amount of investment in a sales joint venture to be established in connection with the West to East natural gas pipeline project has not yet been determined.

      Our expected total equity investment in the upstream projects and the pipeline contractual joint venture is approximately RMB 22,600 million.

      We believe that the West to East natural gas pipeline project is strategically important to us in terms of enhancing our corporate value, economic efficiency and competitiveness.

  Exploration & Production

      A majority of our capital expenditures and investments relate to our exploration and production segment. Our capital expenditures and investments for the year ended December 31, 2002 totaled RMB 50,646 million (US$6,117 million), including RMB 10,704 million for exploration activities and RMB 35,558 million for development activities. Our capital expenditures and investments for the year ended December 31, 2001, totaled RMB 45,115 million, including RMB 10,146 million for exploration activities and RMB 29,444 million for development activities. This increase in our capital expenditures from the year ended December 31, 2001 to the year ended December 31, 2002 was due primarily to increases in capital expenditures for expanding our overseas exploration and development business and for upstream development projects in relation to the West to East natural gas pipeline project and increases in expenses for development activities resulting from an appropriate increase in the crude oil production capacity in light of higher oil prices. Taking into account the exclusion of the investments relating to the non-dry hole exploration expenses, the capital expenditures of our exploration and production segment for the years ended December 31, 2000, 2001 and 2002 would have been RMB 38,654 million, RMB 41,193 million and RMB 46,078 million (US$5,565 million), respectively.

      Our anticipated capital expenditures and investments for our exploration and production segment for the year ended December 31, 2003 amount to RMB 49,100 million. Approximately RMB 12,429 million is expected to be used for exploration activities and approximately RMB 34,371 million for development activities. We plan to focus our natural gas exploration efforts in the Tarim basin and our crude oil exploration efforts in the Erdos, Junggar and Songliao basins.

  Refining and Marketing

      Our capital expenditures and investments for our refining and marketing segment for each of the three years ended December 31, 2000, 2001 and 2002 were RMB 13,595 million, RMB 11,416 million and RMB 11,327 million (US$1,368 million), respectively. The capital expenditures for our refining and marketing segment for the year ended December 31, 2002 were basically maintained at the same level as the capital expenditures for our refining and marketing segment for the year ended December 31, 2001.

      Our anticipated capital expenditures and investments for our refining and marketing segment for the year ended December 31, 2003 amount to RMB 9,463 million, which include:

•	approximately RMB 4,800 million for the construction and expansion of refining facilities; and

•	approximately RMB 4,663 million for the construction of service stations and storage facilities.

  Chemicals and Marketing

      Our capital expenditures and investments for our chemicals and marketing segment for each of the three years ended December 31, 2000, 2001 and 2002 were RMB 4,104 million, RMB 4,062 million and RMB 3,175 million (US$383 million), respectively. In the five years ended December 31, 2001, we have significantly decreased our capital expenditures and investments in our chemicals and marketing segment as we moved to a more rigorous return-based evaluation system for our capital expenditures and investments, which led to a stricter control over and a decrease in capital expenditure for the chemicals and marketing segment.

      Our anticipated capital expenditures and investments for our chemicals and marketing segment for the year ended December 31, 2003 amount to RMB 5,737 million, which include the capital expenditures and investments for expanding the capacity and transforming Daqing Petrochemical’s ethylene installations.

  Natural Gas and Pipeline

      Our capital expenditures and investments for our natural gas and pipeline segment for each of the three years ended December 31, 2000, 2001 and 2002 were RMB 3,214 million, RMB 4,557 million and RMB 13,013 million (US$1,572 million). The increase in our capital expenditures in this segment from the year ended December 31, 2000 to the year ended December 31, 2001 was due primarily to an increase in capital expenditures resulting from the commencement of the experimental phase of the West to East natural gas pipeline project.

      Our anticipated capital expenditures and investments for our natural gas and pipeline segment for the year ended December 31, 2003 amount to RMB 17,000 million (US$2,053 million). Of this amount, approximately RMB 14,000 million is expected to be invested in the West to East natural gas pipeline project and RMB 1,600 million for the Zhong County to Wuhan and the second Shaanxi-Beijing natural gas pipelines. We currently expect to invest approximately RMB 900 million in natural gas storage infrastructure projects and other natural gas pipelines and approximately RMB 500 million in the pipelines for the transmission of crude oil and refined products. See “Item 4 — Information on the Company — Natural Gas and Pipeline — Expansion of Our Natural Gas Transmission and Marketing Business” for a more detailed discussion of the expansion plans of our natural gas segment.

  Corporate and Other

      Our non-segment-specific capital expenditures and investments for each of the three years ended December 31, 2000, 2001 and 2002 were RMB 563 million and RMB 321 million and RMB 133 million (US$16 million), respectively. Our non segment-specific capital expenditures and investments related primarily to purchase of non-segment-specific equipment and research and development activities.

      Our anticipated non-segment-specific capital expenditures and investments for the year ended December 31, 2002 amount to RMB 600 million. These planned capital expenditures and investments relate primarily to the construction work of various segments for their mutual benefits.

The Restructuring of Our Long-Term Investments

      In 2002, we entered into a number of transactions to streamline our long-term investments and to focus our resources on our core business activities. We entered into a share transfer agreement with each of Xian Feitian Science, Industrial and Trading Group Company Limited, or Xi’an Feitian, and Wuhan Luzhou Enterprise (Group) Company Limited, or Wuhan Luzhou, on May 23, 2002. Under the share transfer agreements, we transferred 27% and 8.90% of the state-owned legal person shares in Petroleum Long Champ (Group) Co., Ltd., or Long Champ, to Xi’an Feitian and Wuhan Luzhou, respectively. The share transfer agreements were approved by the Ministry of Finance and became effective on December 31, 2002. We ceased having any interest in Long Champ upon completion of the share transfers.

      We entered into a share transfer agreement with China Electronic Information Industrial Group Company, or China Electronic, on July 12, 2002. Under the share transfer agreement, we transferred 51.60% of the state-owned legal person shares in Gansu Tristar Petrochemical (Group) Co., Ltd., or Tristar, to China Electronic. On July 25, 2002, the Ministry of Finance granted its approval to the transfer of the state-owned legal person shares in Tristar and the share transfer agreement became effective. We ceased having any interest in Tristar upon completion of the share transfer.

      We have used the entire proceeds received from the transfer of shares in Long Champ and cash provided by our cash and cash equivalents to purchase Long Champ’s equity interest in three crude oil pipeline transmission enterprises. We have used the entire proceeds received from the transfer of shares in Tristar and cash provided by our cash and cash equivalents to purchase certain Tristar’s refining and chemical assets or businesses. We believe that the purchase of these assets and businesses did not have a material adverse impact on our financial condition or results of operations.

Research and Development

      We have a research and development management department, directly under which there are two research institutions. Except for our subsidiaries and branch companies in our marketing operation, each of our subsidiaries and branch companies has its own research and development department and technology centers. Our research and development department is responsible for coordinating research and development activities conducted by the research institutions and the relevant departments and technology centers of our subsidiaries and branch companies. These departments and technology centers of our subsidiaries and branch companies focus on developing specific technology for their respective subsidiaries or branch companies independently or in cooperation with our research and development department. As of December 31, 2002, we had 22,192 employees engaged in research and development functions.

      In each of the three years ended December 31, 2000, 2001 and 2002, our total expenditures for research and development were approximately RMB 1,751 million, RMB 1,896 million and RMB 1,806 million (US$218 million), respectively.

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

Refining and Marketing

      Our refining technology centers carry out research and development for new products and improvements to manufacturing processes, particularly through the evaluation of catalysts. Our research and development efforts in respect of our refining business focus on:

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

Trend Information

      We plan to further streamline our production facilities within the next several years to further improve our operating efficiency and competitiveness by consolidating or shutting down some of our production facilities. Our management has not approved all significant actions to be taken to implement such plans. We do not believe that the implementation of such plans will have a material adverse impact on our financial position, although we believe that it could have a material adverse effect on our results of operations because we would be required under our accounting policies to recognize in our income statement any impairment loss or impairment provision associated with shutting down our production facilities.

      See “— General — Critical Accounting Policies” and “— General — Factors Affecting Results of Operations” above for a detailed discussion of other trend information.

Other Information

Inflation

      Inflation or deflation has not had a significant impact on our results of operations for the year ended December 31, 2002.

Non-Exchange Traded Contracts

      We did not engage for the year ended December 31, 2002, and do not currently engage, to a material extent, in any trading activities involving commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitates the use of fair value estimation techniques.

Related Party Transactions

      For a discussion of related party transactions, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” and Note 30 to our consolidated financial statements included elsewhere in this annual report.

US GAAP Reconciliation

      We prepared our consolidated financial statements in accordance with IFRS. This basis of accounting may differ from US GAAP. Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

      A summary of the principal differences and additional disclosures applicable to us is set out below:

          Revaluation of Fixed Assets

      As described in Note 16 to our consolidated financial statements, the fixed assets, excluding oil and gas reserves, transferred to us by CNPC were appraised as of June 30, 1999, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC, China Enterprise Appraisal. The revaluation of the fixed assets transferred resulted in RMB 80,549 million in excess of the prior carrying value and a revaluation loss of RMB 1,122 million on certain fixed asset items. The depreciation charge on the revaluation surplus from January 1, 2000 to December 31, 2000 was RMB 8,483 million, from January 1, 2001 to December 31, 2001 was RMB 8,305 million, and from January 1, 2002 to December 31, 2002 was RMB 8,157 million (US$985 million).

      For purposes of reconciling to the US GAAP financial data, the effect of the revaluation and the related depreciation charges is reversed. A deferred tax asset relating to the reversal of the revaluation effect is established, together with a corresponding increase in the shareholders’ equity. Under a special approval granted by the Ministry of Finance, the effect of the revaluation is available as additional depreciation base for purposes of determining taxable income.

          Related Party Transactions

      We have disclosed in Note 29 to our consolidated financial statements transactions with significant customers and in Notes 13, 15, 19, 20 and 30 to our consolidated financial statements transactions and balances with its immediate parent, CNPC, and related companies. CNPC is owned by the PRC government, which also owns a significant portion of the productive assets in the PRC. IFRS exempt state controlled enterprises from disclosing transactions with other state controlled enterprises. IFRS also exclude from related parties government departments and agencies to the extent that such dealings are in the normal course of business. US GAAP contain no similar exemptions but require disclosure of material related party transactions. We believe that we have provided meaningful disclosures of related party transactions through the major customer disclosures in Note 29 to our consolidated financial statements and the transactions with the CNPC Group disclosed in Note 30 to our consolidated financial statements. Although the majority of our activities are with PRC government authorities and affiliates and other state controlled enterprises, none of these entities individually constituted a major customer or supplier other than those disclosed.

          One-time Remedial Payments for Staff Housing

      As disclosed in Note 4 to our consolidated financial statements, certain of our employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards are to be reimbursed for such differences. These one-time remedial payments are to be borne by our State-owned shareholder, CNPC. Under IFRS, such direct payments to employees or reimbursements will not be recorded through our consolidated income statement. US GAAP contain no such exemption but require this principal shareholder’s action on our behalf to be recorded in the consolidated income statement. During the year ended December 31, 2002, we and CNPC completed the process of estimating the amounts payable to our qualified employees. An amount of RMB 2,553 million has been reflected as such payments in determining our net income for the year ended December 31, 2002, under US GAAP. Since this amount is borne by our State-owned shareholder, a corresponding amount has been included as an addition to the other reserves in our shareholders’ equity.

          Recent US Accounting Pronouncements

      In August 2001, FASB issued Statement of Financial Accounting Standards No. 143 (FAS 143), “Accounting for Asset Retirement Obligations”. FAS 143 establishes accounting standards for the recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. FAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We are currently evaluating the effect of the adoption by us of FAS 143.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (FAS 146). This Standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, “Liability Recognition for Certain Costs, Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 replaces EITF 94-3 and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We have begun complying with FAS 146 in 2003.

      FASB issued Interpretation (FIN) 45, “Guarantor — Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, in November 2002. FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions under FIN 45 are applicable prospectively to guarantees issued or modified after December 31, 2002. The adoption of the disclosure requirements that are effective for the year ended December 31, 2002, did not have a material effect on our consolidated financial statements.

      FASB issued in January 2003, FIN 46, “Consolidation of Variable Interest Entities”. FIN 46 provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We have not yet completed our assessment of the accounting effects of this new accounting interpretation upon adoption.

Information Technology Systems

      Our information technology systems were largely developed for use by individual departments, subsidiaries, branches, plants or oilfields on a stand-alone basis and are in need of further development. As a result, our information technology system lacked integrated application systems to process and control different categories of technical, operating and financial data.

      In 2000, we retained PricewaterhouseCoopers Consultant (Shanghai) Limited, a former affiliate of PricewaterhouseCoopers, our independent accountants, to assist us in formulating our information technology system strategic plan. This strategic plan covers development strategies in the areas of the construction of our information technology infrastructure, upstream and downstream professional application system, enterprise resource planning, management information system, corporate structure system and electronic business system. From 2001 to the sale by PricewaterhouseCoopers of PricewaterhouseCoopers Consultant (Shanghai) Limited to International Business Machines Corporation in 2002, we retained PricewaterhouseCoopers Consultant (Shanghai) Limited again to assist us in upgrading such strategic plan.

      In June 2000, we began to use our newly upgraded financial information management system after the satisfactory evaluation of this system by independent system experts. The implementation of this system has improved the level of integration of our information technology systems to ensure the timeliness, completeness and reliability of our consolidated financial and operating data. The implementation of this new financial management information system has assisted us in:

•	implementing stricter internal control processes, and ensuring the timeliness, completeness, and reliability of financial data on an IFRS basis; and

•	producing relevant key performance indicator data, giving our management timely access to financial and non-financial information, and improving our information sharing level.

      On June 12, 2001, we established a joint venture with CNPC, Hutchison Whampoa Limited and other investors to operate a business to business online trading platform for oil and gas products. The total registered capital of this joint venture is US$15 million. We, CNPC and Hutchison Whampoa Limited each owns a 44%, 26% and 26% interest in this joint venture, respectively. The joint venture’s e-commerce website “www.energyahead.com” was launched on July 6, 2001 and offers a neutral and collaborative transaction platform that is intended to serve PRC and international petrochemical enterprises.

Environmental Expenses and Capital Expenditures

      We paid pollutant discharge fees of approximately RMB 85 million and RMB 113 million and RMB 113 million (US$14 million), respectively, in 2000, 2001 and 2002. Our capital expenditures on environmental programs in 2000, 2001 and 2002 were approximately RMB 1,151 million, RMB 1,205 million and RMB 1,363 million (US$165 million), respectively. There were no material environmental liabilities accrued as of December 31, 2002.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors, Senior Management and Supervisors

      Our board of directors consists of twelve directors, three of whom are independent non-executive directors. The directors are elected at a meeting of our shareholders for a term of three years, renewable upon re-election and re-appointment. The functions and duties conferred on the board of directors include:

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

      Five of the directors are currently affiliated with CNPC or an affiliate of CNPC.

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

      The following table sets forth certain information concerning our directors, supervisors and executive officers.

Name	Age	Position	Date of election(1)

Ma Fucai	56	Chairman of the board of directors	November 19, 2002
Wu Yaowen	59	Vice Chairman of the board of directors	November 19, 2002
Ren Chuanjun	58	Vice Chairman of the board of directors	November 19, 2002
Chen Geng	56	Director and President	June 8, 2001
Su Shulin	40	Director and Senior Vice President	November 19, 2002
Wang Fucheng	52	Director and Vice President	May 28, 2003
Zheng Hu	56	Director	May 28, 2003
Gong Huazhang	56	Director	November 19, 2002
Zou Haifeng	56	Director	November 19, 2002
Chee-Chen Tung	60	Independent non-executive director	November 19, 2002
Liu Hongru	72	Independent non-executive director	November 19, 2002
Franco Bernabè	54	Independent non-executive director	May 28, 2003
Li Huaiqi	53	Secretary to the board of directors
Wang Guoliang	50	Chief Financial Officer
Liu Baohe	56	Vice President
Duan Wende	51	Vice President
Jia Chengzao	54	Chief Geologist
Li Kecheng	59	Chairman of Supervisory Committee
Chen Weizhong	58	Supervisor
Wen Qingshan	44	Supervisor
Bai Xinhe	59	Supervisor
Sun Chongren	52	Supervisor
Zhang Youcai	61	Independent supervisor
Wu Zhipan	46	Independent supervisor

(1)	For directors only.

Directors

      Ma Fucai, aged 56, is Chairman of the board of directors of PetroChina. Mr. Ma is also President of CNPC. Mr. Ma is a senior engineer. Mr. Ma graduated from Beijing Petroleum Institute and has over 30 years’ experience in China’s oil and gas industry. From February 1990 to December 1996, Mr. Ma worked as a Deputy Director, Standing Deputy Director and Director of Shengli Petroleum Administration Bureau, a subsidiary of CNPC. He worked as an Assistant President of CNPC from November 1996 to December 1996 and Vice President of CNPC from December 1996 to April 1998 as well as Director of Daqing Petroleum Administration Bureau from June 1997 to November 1998. Mr. Ma has been President of CNPC since April 1998 and Chairman of the board of directors of PetroChina since November 5, 1999.

      Wu Yaowen, aged 59, is a Vice Chairman of the board of directors of PetroChina. Mr. Wu is a Vice President of CNPC. Mr. Wu is a senior engineer. Mr. Wu graduated from Beijing Petroleum Institute, and has over 30 years’ experience in China’s oil and gas industry. From 1983 to 1986, Mr. Wu worked as a Vice President of the Nanhuanghai Oil Company under the Ministry of Petroleum Industry. From 1986 to 1988, Mr. Wu was the Director of Qinghai Petroleum Administration Bureau. From 1988 to 1994, Mr. Wu worked as a chief petroleum engineer of the Ministry of Energy, Head of the Energy Industry Department and Vice Director of the Preparatory

Committee of the Communications and Energy Department under the State Planning Committee. He was appointed Director of International Cooperation Bureau of CNPC in May 1994, an Assistant President in March 1996 and a Vice President in December 1996. He has been a Vice President of CNPC since April 1998, and a director of PetroChina since November 5, 1999. Mr. Wu was elected as a Vice Chairman of PetroChina on December 3, 2002.

      Ren Chuanjun, aged 58, is a Vice Chairman of the board of directors of PetroChina. Mr. Ren is a Vice President of CNPC. Mr. Ren is a senior economist. Mr. Ren graduated from Hefei Industry University and has over 30 years’ experience in China’s oil and gas and chemical fibers industries. Mr. Ren became a Deputy General Manager and General Manager of China Yizheng Fiber Industrial United Corporation in 1983. From 1994, he worked as a Vice Minister of China National Textile Council as well as a Vice Chairman of the board of directors of Yizheng Fiber United Corporation and Yizheng Fiber Company Limited. Mr. Ren acted as a Vice President of CNPC from April 1998. Mr. Ren worked as Senior Vice President of PetroChina from November 5, 1999 to November 2002. He has been a director of PetroChina since November 5, 1999. Mr. Ren was elected as a Vice Chairman of PetroChina on December 3, 2002.

      Chen Geng, aged 56, is a director and President of PetroChina. Mr. Chen is a senior economist. Mr. Chen graduated from Beijing Economics Institute (currently named Capital University of Economics and Business) and has over 30 years’ experience in China’s oil and gas industry. From 1983 to 2001, Mr. Chen was Deputy Director of Changqing Petroleum Exploration Bureau, Deputy Director of the Labour Department under the Ministry of Petroleum Industry, Director of the Labour Bureau of CNPC, Assistant President of CNPC, Vice President of CNPC and Deputy Director of the State Petroleum and Chemical Industry Bureau. He has been a director of PetroChina since June 8, 2001. Mr. Chen was appointed President of PetroChina on December 3, 2002.

      Su Shulin, aged 40, is a director and Senior Vice President of PetroChina. Mr. Su is a senior engineer. Mr. Su graduated from Daqing Petroleum Institute and received a master’s degree at Harbin Institute of Technology. Mr. Su has many years’ experience in China’s oil and gas industry. Since 1996, Mr. Su had worked as a Director Assistant, Director of the First Oil and Natural Gas Development Department, a Standing Deputy Director and Director of Daqing Petroleum Administration Bureau until November 5, 1999 when he was appointed to a Vice President of PetroChina and General Manger and Chairman of Daqing Oilfield Company, a subsidiary of PetroChina. Mr. Su was elected a director of PetroChina on November 19, 2002 and appointed Senior Vice President of PetroChina on December 3, 2002.

      Wang Fucheng, aged 52, is a director and Vice President of PetroChina. Mr. Wang is a senior economist. Mr. Wang graduated from the Shandong Teacher’s University and has over 30 years’ experience in China’s oil and gas industry. Mr. Wang worked in the Shengli Oil Field, Zhongyuan Oil Field and Liaohe Oil Field. From 1986 to 1999, Mr. Wang worked as Senior Executive of the Shengli Oil Field, Deputy Director of the Liaohe Oil Exploration Bureau, Director of the Liaohe Oil Exploration Bureau and General Manager of the Branch Office of Liaohe Oil Field. Mr. Wang has been a director of PetroChina since June 30, 2000 and a Vice President of PetroChina since July 12, 2000.

      Zheng Hu, aged 56, is a director of PetroChina and a Vice President of CNPC. Mr. Zheng is a senior engineer. He graduated from the Beijing Petroleum Institute in 1970 and has over 30 years’ experience in China’s oil and gas industry. From 1990 to 1992, Mr. Zheng acted as vice director of Beijing Petroleum Managers Training Institute. From 1992 to 1999, Mr. Zheng worked as Deputy General Manager and General Manager of China Petroleum Technology & Development Corporation, as Deputy General Manager and General Manager of China Petroleum Materials and Equipment (Group) Corporation, and as Director of Personnel and Labour Department of CNPC. He has been a Director of PetroChina since June 30, 2000.

      Gong Huazhang, aged 56, is a director of PetroChina. Mr. Gong is General Accountant of CNPC. Mr. Gong is a senior accountant. Mr. Gong graduated from Yangzhou Business School and has over 30 years’ experience in China’s oil and gas industry. Mr. Gong worked as Chief

Accountant, Deputy Director and Director of the Finance Bureau of CNPC from 1991. Mr. Gong has been Director of the Finance and Assets Department of CNPC since October 1998 and has been General Accountant of CNPC since February 1999. Mr. Gong has been a director of PetroChina since November 5, 1999.

      Zou Haifeng, aged 56, is a director of PetroChina. Mr. Zou is a Deputy Manager of Jilin Petrochemical Branch Company and the Chairman of the Supervisory Committee of Jilin Chemical Industrial Company Limited. Mr. Zou is a senior engineer. Mr. Zou graduated from Northeastern Industry Institute and has nearly 30 years’ experience in the petrochemical industry. Since 1994, Mr. Zou has been a Deputy Manager of Jilin Petrochemical Group Corporation and a Director and Deputy Manager of Jilin Chemical Industrial Company Limited. Mr. Zou has been a Deputy Manager of Jilin Petrochemical Branch Company, a subsidiary of PetroChina since 1999 and a director of PetroChina since November 5, 1999.

Independent Non-executive Directors

      Chee-Chen Tung, aged 60, is an independent non-executive director of PetroChina. Mr. Tung is Chairman and Chief Executive Officer of Orient Overseas (International) Limited (OOIL). He was educated at the University of Liverpool, England, where he received his Bachelor of Science degree. He later acquired a Master’s degree in Mechanical Engineering at the Massachusetts Institute of Technology in the United States. Mr. Tung served as Chairman of Hong Kong Shipowner’s Association between 1993 and 1995. From 1999 to 2001, Mr. Tung served as Chairman of the Hong Kong General Chamber of Commerce, an independent non-executive Director of Zhejiang Expressway Company Limited and an independent non-executive director of Cathay Pacific Airways, a member of the Port Development Board, a Council member of Hong Kong Trade Development Council and an International Councillor of Center for Strategic & International Studies. Mr. Tung is also Chairman of the Hong Kong-America Center, Chairman of the Institute for Shipboard Education Foundation, Chairman of the Court and a member of the Council of the Hong Kong Polytechnic University, a member of the Board of Trustees of the University of Pittsburgh, and a member of the Board of Visitors of the School of Foreign Service, Georgetown University. Mr. Tung has been an independent non-executive director of PetroChina since November 5, 1999.

      Liu Hongru, aged 72, is an independent non-executive director of PetroChina. Mr. Liu graduated from the Economics Department of the University of Moscow in 1959 with an associate doctor’s degree. Mr. Liu worked as a Vice Governor of the Agricultural Bank of China, a Vice Governor of the People’s Bank of China, a Deputy Director of the State Economic Restructuring Committee and Chairman of China Securities Regulatory Commission. Mr. Liu is currently a Deputy Director of the Economic Committee under the Chinese People’s Political Consultative Conference, and concurrently serves as a Vice President of China Finance and Banking Society, a Vice President of China National Debt Association and Director of Shanghai Finance and Law Research Institute. Mr. Liu is also a professor at each of Beijing University, the Graduate School of People’s Bank of China and the City University of Hong Kong. Mr. Liu served as an independent supervisor of PetroChina from December 3, 1999 to November 19, 2002 when he was elected as an independent non-executive director of PetroChina.

      Franco Bernabè, aged 54, is an independent non-executive director of PetroChina. Mr. Bernabè is the Chairman of the Franco Bernabè Group and Vice Chairman of H3G, a mobile telephone company which owns a third generation mobile licence in Italy. He is also Chairman of Kelyan, an internet professional services company of the Franco Bernabè Group. Mr. Bernabè is a member of the board of FIAT and the TNT Post Group. He serves in the Executive Committee of Confindustria, the Italian Confederation of Industry, in the Board of the Peres Centre for Peace and in the International Board of the World Economic Forum. He also serves as a special representative of the Italian government for the reconstruction of the Balkan region. Mr. Bernabè joined ENI in 1983 to become the assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 was the Chief Executive Officer of ENI. Mr. Bernabè led the

restructuring program of the ENI Group, making it one of the world’s most profitable oil companies. Between 1998 and 1999, Mr. Bernabè was the Chief Executive Officer of Telecom Italia. Prior to his joining ENI, Mr. Bernabè was the head of economic studies at FIAT. He was also a senior economist at the OECD Department of Economics and Statistics in Paris. Earlier, he was a professor of economic politics at the School of Industrial Administration, Turin University. Mr. Bernabè has been an independent non-executive director of PetroChina since June 30, 2000.

Secretary to the Board of Directors

      Li Huaiqi, aged 53, is the secretary to the board of directors of PetroChina. Mr. Li is a senior economist. He has over 30 years’ experience in China’s oil and gas industry. Mr. Li worked with Daqing, Liaohe, Nanhai and Huabei oil and gas companies. From 1992 to 1996, Mr. Li worked as Deputy Director of Foreign Affairs Bureau and Chairman of the Foreign Service Company of CNPC and as Director of Foreign Affairs Bureau of CNPC. In 1999, Mr. Li was appointed as Director of the International Co-operation Department (Foreign Affairs Bureau) of CNPC. Mr. Li has been the secretary to the board of directors of PetroChina since August 29, 2001.

Other Senior Management Personnel

      Wang Guoliang, aged 50, is Chief Financial Officer of PetroChina. Mr. Wang has a master’s degree and is a senior accountant. He graduated from Heilongjiang Business College. He has over 20 years’ experience in China’s oil and gas industry. Mr. Wang worked as a Vice President of CNPC Finance Co., Ltd. from 1995 to 1997 and as a Deputy General Manager and General Accountant of China National Oil & Gas Exploration and Exploitation Corporation from 1998 to November 5, 1999 when he was appointed as Chief Financial Officer of PetroChina.

      Liu Baohe, aged 56, is a Vice President of PetroChina. Mr. Liu is a senior engineer of professor grade. Mr. Liu graduated from Beijing Petroleum Institute and has over 30 years’ experience in China’s oil and gas industry. From 1994 to 1997, Mr. Liu worked as Vice Director and Director of the Exploration and Production Bureau of CNPC. Mr. Liu was Director of the Department of Oil and Gas Exploitation of CNPC from 1998 to 1999. From 1999 to August 2001, Mr. Liu worked as Deputy General Manager of the exploration and production segment of PetroChina. In September 2001, Mr. Liu was appointed a Vice President and General Manager of the Exploration and Production Branch Company of PetroChina. In December 2002, Mr. Liu was re-appointed a Vice President of PetroChina.

      Duan Wende, aged 51, is a Vice President of PetroChina. Mr. Duan is a senior engineer. Mr. Duan graduated from the graduate school of Chinese Academy of Social Sciences with a master’s degree in investment economy. He has over 30 years’ experience in China’s oil and chemical industry. From 1975 to August 2001, Mr. Duan was a Deputy Factory Manager of Fushun Factory No. 628 and a chemical fiber factory, the Commander of Command Division of Fushun Ethylene Project, a Deputy Factory Manager of an ethylene factory, the Factory Manager of an acrylic fiber factory and a detergent factory, a Deputy Manager and Manager of Fushun Petrochemical Corporation, and General Manager of Fushun Petrochemical Branch Company. From 1997 to 2001, Mr. Duan worked as Deputy Manager, Manager and General Manger of PetroChina Fushun Petrochemical Branch. He has been Assistant to President of CNPC since August 2001 and Vice President of PetroChina since March 2002.

      Jia Chengzao, aged 54, is Chief Geologist of PetroChina. Mr. Jia is a doctor degree holder and a senior engineer. He graduated from Nanjing University and has over 25 years’ experience in China’s oil and geological industry. From 1994 to 1999, Mr. Jia held several senior management positions at Tarim Oil Exploration and Exploitation Headquarters, including Deputy Chief Geologist, Chief Geologist and Deputy Commander. Since 1998, he has been a Vice Director of the Oil Exploration and Exploitation Scientific Research Institute of CNPC. From 1999, Mr. Jia worked as a Deputy General Manager of China Petroleum Tarim Oil Field Branch Company and a Vice Director

of China Oil Exploration and Exploitation Research Institute. Mr. Jia has been Chief Geologist of PetroChina since July 2000.

Supervisors

      Li Kecheng, aged 59, is Chairman of PetroChina’s supervisory committee. Mr. Li is a senior engineer. Mr. Li graduated from Beijing Science and Technology University and has over 30 years’ experience in China’s oil and gas industry. From 1986 to 1992, Mr. Li was the head of the Petroleum Pipeline Bureau and a senior executive of the Northeastern Oil Transmission Administration Bureau. Since November 1992, Mr. Li has been taking several senior administrative positions at CNPC. Mr. Li has been Chairman of PetroChina’s supervisory committee since November 5, 1999.

      Chen Weizhong, aged 58, is a supervisor of PetroChina. Mr. Chen is a senior auditor. Mr. Chen graduated from Anhui Finance and Trade Institute and has over 30 years’ experience in China’s oil and gas industry. He was a Deputy Director of the Auditing Office of CNPC from 1993 to 1998 and a Deputy Director of the Auditing Bureau of CNPC. Mr. Chen was a Deputy Director of the Auditing Department of CNPC from October 1998 and has been the Director of the Auditing Department since October 2000. Mr. Chen has been a supervisor of PetroChina since November 5, 1999.

      Wen Qingshan, aged 44, is a supervisor of PetroChina. Mr. Wen is a senior accountant. Mr. Wen graduated from Jilin Yanbian University. He served as Deputy Chief Accountant of the Finance and Assets Department of CNPC from November 1998 to May 1999, when he was appointed as a Deputy Director of the Finance and Assets Department of CNPC. Mr. Wen has been Director of the Finance and Assets Department of CNPC since May 2002. Mr. Wen was appointed as a supervisor of PetroChina on November 19, 2002.

      Bai Xinhe, aged 59, is a supervisor and director of the office of the supervisory committee of PetroChina. Mr. Bai is a senior auditor. Mr. Bai graduated from Central Finance Institute and has over 30 years’ experience in China’s oil and gas industry. Mr. Bai was Chief Auditor of the Auditing Department of CNPC from August 1988 to December 1998. Mr. Bai worked as the Deputy General Manager and General Manager of the Auditing Department of PetroChina from January 1999 to December 2001, during which period he was also concurrently the head of the office of the Supervisory Committee of PetroChina. Mr. Bai has been Director of the office of the Supervisory Committee of PetroChina since December 2001. Mr. Bai has been a supervisor of PetroChina since November 5, 1999.

      Sun Chongren, aged 52, is a supervisor of PetroChina and an employee representative of PetroChina’s supervisory committee. Mr. Sun graduated from Huadong Petroleum Institute and has 30 years’ experience in China’s oil and gas industry. Mr. Sun has been working at Liaohe Petroleum Administration Bureau for 30 years. Since 1996, he has been a senior executive and Chairman of the workers’ union of Liaohe Petroleum Administration Bureau. Mr. Sun has been a supervisor of PetroChina since November 5, 1999.

      Zhang Youcai, aged 61, is an independent supervisor of PetroChina. Mr. Zhang is a professor. Mr. Zhang graduated from Nanjing Industrial University and has over 30 years’ experience in enterprise management and financing. Mr. Zhang worked as Chief Manager of Nantong Fertilizer Factory, Deputy Director of Nantong Municipal Industrial Bureau, Vice Chairman of Nantong Municipal Development and Planning Committee and Vice Mayor of Nantong city, until his appointment as Mayor of Nantong city in April 1984. Mr. Zhang was a Vice Minister of the Ministry of Finance from December 1989 to July 2002. He also served as General Director of the State Asset Administration Bureau from May 1994 to July 1998. Mr. Zhang was appointed as an independent supervisor of PetroChina on November 19, 2002.

      Wu Zhipan, aged 46, is an independent supervisor of PetroChina. Mr. Wu acquired a Doctor in Laws from Beijing University School of Law in 1988, and was a visiting scholar at Harvard Law

School from 1991 to 1992. Mr. Wu is a Vice President of Beijing University. He is concurrently an expert consultant of the Supreme People’s Court, an arbitrator on the Arbitrator Panel of the China International Economic and Trade Arbitration Commission and a Director of China and Economic Law Society. Mr. Wu is the author of a number of legal publications and has rich experience in law practice. Mr. Wu has been an independent supervisor of PetroChina since December 3, 1999.

Compensation

Senior Management Compensation System

      Our senior management compensation system links our senior management members’ financial interests, including those of our executive directors and our supervisors, with our results of operations and the performance of our shares. Most of our senior management members have entered into performance contracts with us. Under this system, the senior management members’ compensation system has three components, namely, basic salaries, performance bonuses and stock appreciation rights. The variable components in their compensation account for approximately 70% to 75% of our senior management officers’ total potential compensation, including up to 25% forming the performance bonus component and approximately 50% to 70% forming the stock appreciation rights component. Variable compensation rewards are linked to the attainment of specific performance targets, such as net income, return on capital and cost reduction targets. The chart below sets forth the components of the total potential compensation for key officers.

		% Stock
	% Basic	appreciation	% Performance
	salary	rights	bonus

Chairman	30	70	0
President	25	60	15
Vice President	25	60	15
Department GM	25	50	25

      We have granted stock appreciation rights to 300 persons, including members of the board of directors and the supervisory committee, president, vice presidents and departmental managers, general managers and deputy general managers of specialized companies and local subsidiaries. Upon exercise of these stock appreciation rights, members of the senior management will not receive any of our shares, but will, by way of stock appreciation rights, receive a monetary sum that is calculated on the basis of the price of our H shares. In 2002, none of the directors and senior management exercised any of the stock appreciation rights granted to them. Since companies are not permitted to repurchase and hold their own shares for offering stock options under current PRC law, we expect to calculate our book gains and losses on the basis of share prices and in accordance with stock appreciation rights measures and make cash payment of such compensations.

Directors’ and Supervisors’ Compensation

      We were incorporated on November 5, 1999. Our directors and supervisors, who hold senior management positions or are otherwise employed by us, receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind, including our contribution to the pension plans for these directors and supervisors.

      The aggregate amount of salaries, housing allowances, other allowances and benefits in kind paid by us to the five highest paid individuals of PetroChina during the year ended December 31, 2002 was RMB 853,594. We paid RMB 7,964 as our contribution to the pension plans in respect of those individuals in the year ended December 31, 2002.

      The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our directors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2002 was RMB 766,646.

      Save as disclosed, no other payments have been paid or are payable, in respect of the year ended December 31, 2002, by us or any of our subsidiaries to our directors. In addition, we have no obligation for the payment of any benefits to our directors upon the termination of their employment with us.

      In 2002, we paid RMB 25,219 as our contribution to the pension plans in respect of our directors and supervisors, who hold senior management positions or are otherwise employed by us. The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our supervisors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2002 was RMB 275,465.

Board Practices

      Our board of directors has four principal committees: an audit committee, an evaluation and remuneration committee, an investment and development committee and a health, safety and environment committee.

Audit Committee

      The current members of our audit committee are Mr. Franco Bernabè, as chairman of the committee, Mr. Gong Huazhang and Mr. Zou Haifeng. The audit committee’s major responsibilities include:

•	supervise the compliance and effectiveness of material financial policies, financial reporting processes, significant rules and systems in place and substantial operating activities;

•	review audit plans, critical accounting policies, and audit reports compiled by our internal audit department and carry out any audit initiatives proposed by the board of directors;

•	review, observe and question our external auditor’s work; and

•	monitor related party transactions and ensure that all such transactions are in compliance with our stated policies and other applicable laws and regulations.

Evaluation and Remuneration Committee

      The current members of our evaluation and remuneration committee are Mr. Liu Hongru, as chairman of the committee, Mr. Chee-Chen Tung and Mr. Zheng Hu. The evaluation and remuneration committee’s major responsibilities include:

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

Investment and Development Committee

      The current members of our investment and development committee are Mr. Ren Chuanjun, as chairman of the committee, and Mr. Su Shulin. The investment and development committee’s major responsibilities include:

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

Health, Safety and Environment Committee

      The current members of our health, safety and environment committee are Mr. Wu Yaowen, as chairman of the committee, and Mr. Wang Fucheng. The health, safety and environment committee’s major responsibilities include:

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

Employees

      As of December 31, 2000, 2001 and 2002, we had 441,612, 422,554 and 419,598 employees, respectively. The table below sets forth the number of our employees by business segment as of December 31, 2002.

	Employees	% of total

Exploration and production	233,885	55.7
Refining and marketing	113,355	27.0
Chemicals and marketing	59,292	14.1
Natural gas and pipeline	10,332	2.5
Other(1)	2,734	0.7

Total	419,598	100.0%

(1)	Including headquarters management, PetroChina Planning & Engineering Institute and PetroChina Exploration & Development Research Institute.

      Our employees participate in various retirement benefit plans organized by municipal and provincial governments whereby we are required to make monthly insurance contributions to these plans at rates ranging from 16% to 22% of the employees’ salary. Expenses incurred by us in connection with the retirement benefit plans were approximately RMB 1,907 million, RMB 1,893 million and RMB 2,109 million, respectively, for the three years ended December 31, 2000, 2001 and 2002, respectively.

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

Share Ownership

      Director Zou Haifeng currently has 3,550 A shares of Jilin Chemical Industrial Stock Company, a subsidiary of PetroChina. Other directors, senior officers and supervisors do not have share ownership in PetroChina or any of PetroChina’s affiliates. We have granted stock appreciation rights relating to our H shares to our directors, senior officers and supervisors. Upon exercise of these stock appreciation rights, members of the senior management will not receive any of our shares, but will, by way of stock appreciation rights, receive a momentary sum which is calculated on the basis of the price of our H shares. Because the relevant PRC laws limit the ownership of the H shares of a company incorporated under the PRC laws to only non-PRC nationals, and companies are not permitted to repurchase and hold their own shares for offering stock appreciation rights under current PRC law, our directors, senior officers and supervisors do not hold our H shares under the stock options granted to them. Instead, we expect to calculate the book gains and losses on the basis of share prices and in accordance with our stock appreciation rights granting criteria to be finalized, and make cash payments of such compensation to our directors, senior officers and supervisors.

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

      PetroChina was established on November 5, 1999 with CNPC as its sole promoter. As of December 31, 2002, CNPC owned 158,241,758,000 State-owned shares, representing approximately 90% of the share capital of PetroChina, and, accordingly, CNPC is our controlling shareholder.

      The shares held by CNPC are state-owned shares in the share capital of PetroChina. However, CNPC has identical voting rights. Holders of state-owned shares and H shares are deemed to be shareholders of different classes for certain matters which may have effect on their respective interest.

      As of December 31, 2002, Brandes Investment Partners, LLC, a limited liability company established under Delaware laws, owned 372,247 ADSs and 851,813,032 H shares, representing 5.1% of the H shares of PetroChina. As of December 31, 2002, BP Investments China Limited owned 3,516,484,000 H shares, representing 2% of the total outstanding share capital of PetroChina, or 20% of the H shares of PetroChina.

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

Buildings Leasing Contract

      We entered into the Buildings Leasing Contract with CNPC under which CNPC has leased a total of 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC to us.

      191 buildings were leased at a price of RMB 145 per square meter per year, that is, at an aggregate annual fee of RMB 39,116,650, for a term of 20 years. We are responsible for the payment of any governmental, legal or other administrative taxes and maintenance charge required to be paid in connection with those buildings.

Supplemental Buildings Leasing Agreement

      On September 26, 2002, we entered into a Supplemental Buildings Leasing Agreement with CNPC, under which CNPC agreed to lease to us an additional 404 buildings covering an aggregate area of 442,730 square meters.

      We pay RMB 157,439,540 annually for the additional 404 buildings. We are responsible for the payment of any governmental, legal or other administrative taxes and maintenance charge required to be paid in connection with those buildings. This Supplemental Buildings Leasing Agreement will expire at the same time as the above-mentioned Buildings Leasing Contract.

Intellectual Property Licensing Contracts

      We entered into three Intellectual Property Licensing Agreements with CNPC, including a Trademark Licensing Contract, a Patent and Know-how Licensing Contract and a Computer Software Licensing Contract. In these Licensing Contracts, CNPC has granted us exclusive rights to use certain trademarks (including the “CNPC” trademark), patents, know-hows of CNPC and computer software of CNPC (as more particularly detailed in those three contracts) at no cost.

These intellectual property rights relate to the assets and businesses of CNPC that were transferred to us in the restructuring of the CNPC group.

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

Guarantee of Debts Contract

      As part of the restructuring of the CNPC group, all of CNPC’s debts relating to assets transferred to us in the restructuring of the CNPC group were also transferred to, and assumed by, us.

      We entered into a Guarantee of Debts Contract with CNPC, under which CNPC has agreed to guarantee certain of our debts totalling approximately RMB 63,889 million (including principal and interest) as of September 30, 1999 at no cost to us. As of December 31, 2002, bank loans guaranteed by CNPC and its subsidiaries were RMB 939 million.

Loans or Guarantees to Related Parties

      As of May 14, 2003, the aggregate outstanding loans or guarantees made by PetroChina for the benefit of related parties was RMB 965 million, the largest outstanding amount of which was RMB 840 million. The average interest rate on these loans is 5.4%.

ITEM 8 — FINANCIAL INFORMATION

Financial Statements

      See pages F-1 to F-59 following Item 19.

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

      The minimum and maximum aggregate allocations to the statutory funds are 15% and 20%, respectively, of our net income determined in accordance with PRC accounting rules. Under PRC law, our distributable earnings will be equal to our net income determined in accordance with PRC accounting rules or IFRS, whichever is lower, less allocations to the statutory and discretionary funds.

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

      An interim dividend of RMB 0.050113 (US$0.006052) per H share (inclusive of applicable tax) for the six months ended June 30, 2002 was paid to our shareholders on October 8, 2002. On May 28, 2003, our shareholders approved the payment of a final dividend of RMB 0.069951 (US$0.008448) per H share (inclusive of applicable tax) for the year ended December 31, 2002.

The final dividend was calculated on the basis of 45% of our net income for the year ended December 31, 2002. The final dividend was paid on June 12, 2003.

Significant Changes

      None.

ITEM 9 — THE OFFER AND LISTING

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

      As of December 31, 2002, there were 17,582,418,000 H shares issued and outstanding. As of December 31, 2002, there were 48 registered holders of American depositary receipts evidencing 6,494,685 ADSs. The depositary of the ADSs is The Bank of New York.

      The high and low closing sale prices of the H shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for each quarterly period since listing in 2000 and for each month in 2003 (through June 20, 2003) are set forth below.

	Price per		Price per
	H share		ADS

	High	Low	High	Low

	(HK$)		(US$)
2000
Second quarter	1.78	1.11	22.56	14.25
Third quarter	2.05	1.49	26.19	19.38
Fourth quarter	1.75	1.30	23.00	15.94
2001
First quarter	1.48	1.26	18.73	16.55
Second quarter	1.84	1.35	23.60	17.40
Third quarter	1.67	1.43	21.15	18.43
Fourth quarter	1.48	1.29	19.30	16.80
2002
First quarter	1.62	1.39	21.07	18.03
Second quarter	1.75	1.52	22.40	19.23
Third quarter	1.72	1.53	21.72	19.25
Fourth quarter	1.57	1.44	20.75	18.40
2003
January	1.65	1.55	21.20	19.10
February	1.70	1.61	21.61	20.72
March	1.68	1.60	21.39	20.41
April	1.78	1.62	23.35	20.94
May	2.08	1.77	26.10	22.85
June (through June 20)	2.28	1.96	29.20	25.65

      The closing prices per H share and per ADS on June 20, 2003 were HK$2.22 and US$28.75, respectively.

ITEM 10 — ADDITIONAL INFORMATION

Memorandum and Articles of Association

      We filed our articles of association with the Commission as an exhibit to the Registration Statement on Form F-1 (Registration No. 333-11566) under the Securities Act, as declared effective on March 29, 2000, in connection with the global offering. A summary of our articles of association is contained in that Registration Statement. We hereby incorporate by reference the section “Description of Share Capital” from that Registration Statement. We also filed our amended articles of association with the Commission as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-15006). We hereby incorporate by reference the relevant exhibit to that Annual Report.

Material Contracts

      Incorporated by reference to our Registration Statement on Form F-1 (Registration No. 333-11566) and our Annual Reports on Form 20-F for the fiscal years ended December 31, 1999 (File No. 1-15006), December 31, 2000 (File No. 1-15006) and December 31, 2001 (File No. 1-15006), to which our material contracts were filed as exhibits. For information regarding certain material contracts, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” and the material contracts that we have filed with the Commission as exhibits to this annual report.

Exchange Controls

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

Matters Related to Auditors

      PricewaterhouseCoopers has served as PetroChina’s independent public accountants for each of the fiscal years in the three-year period ended December 31, 2002. The auditors are elected annually at the annual general meeting of PetroChina.

      The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers to PetroChina for each of the years ended December 31, 2000, 2001 and 2002.

	2000	2001	2002	2002

	RMB	RMB	RMB	US$

	(in millions)
Audit fees	33	48	75	9
All other fees	22	17	6	1

Total	55	65	81	10

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

      The following discussions and tables, which constitute “forward-looking statements” that involve risks and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. Such discussions address market risk only and do not present other risks which we face in the normal course of business.

Interest Rate Risk

      Our major market risk exposure arises from changing interest rates. The tables below provide information about our financial instruments including various debt obligations that are sensitive to changes in interest rates. The tables present principal cash flows and related weighted-average interest rates at expected maturity dates. Weighted-average variable rates are based on effective rates as of December 31, 2000, 2001 and 2002. The information is presented in Renminbi equivalents, our reporting currency.

Foreign Exchange Rate Risk

      We conduct our business primarily in RMB. However, a portion of our RMB revenues are converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported equipment and materials. Foreign currency payments for imported equipment represented 9.3%, 9.7% and 12.2% of our total payments for equipment in 2000, 2001 and 2002, respectively. Foreign currency payments for imported materials represented 7.4%, 9.9% and 7.7% of our total payments for materials in 2000, 2001 and 2002, respectively.

      The Renminbi is not a freely convertible currency. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. The tables below provide information about our financial instruments including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The tables below summarize such information by presenting principal cash flows and related weighted-average interest rates at expected maturity dates in RMB equivalents, using the exchange rates in effect as of December 31, 2000, 2001 and 2002, respectively.

December 31, 2002

								Percentage
	Expected maturity date							to total
								long-term	Fair
Long term debt	2003	2004	2005	2006	2007	thereafter	Total	debt	value

	(RMB equivalent in millions, except percentages)							(%)
Loan in RMB
Fixed rate	127	80	1	—	1	2	211	0.32%	207
Average interest rate	4.71%	3.46%	6.94%	—	7.00%	—
Variable rate(1)	3,798	16,087	13,033	6,366	3,720	6,520	49,525	74.20%	49,525
Average interest rate	5.18%	5.02%	5.15%	5.20%	5.31%	5.01%

Loan in Euro
Fixed rate	107	36	30	30	15	201	419	0.63%	328
Average interest rate	3.74%	5.80%	5.16%	5.16%	2.13%	2.11%
Variable rate	22	22	—	—	—	—	44	0.07%	44
Average interest rate	1.99%	2.01%	—	—	—	—

Loan in United States Dollar
Fixed rate	1,037	873	869	741	496	1,403	5,419	8.12%	5,136
Average interest rate	6.51%	6.43%	6.43%	6.23%	6.01%	3.39%
Variable rate	372	2,071	2,018	2,208	185	575	7,429	11.13%	7,429
Average interest rate	4.31%	1.61%	1.45%	2.08%	3.86%	2.71%

Loan in British Pound
Fixed rate	216	210	210	210	129	349	1,322	1.98%	1,288
Average interest rate	3.79%	3.82%	3.82%	3.82%	4.41%	5.17%

Loan in Japanese Yen
Fixed rate	147	146	146	146	39	51	675	1.01%	743
Average interest rate	4.59%	4.59%	4.59%	4.59%	4.30%	3.55%
Variable rate	17	16	15	—	—	—	48	0.07%	48
Average interest rate	3.61%	3.58%	1.97%	—	—	—

Debenture in RMB
Fixed rate	300	—	—	—	1350	—	1,650	2.47%	1,646
Average interest rate	9.00%	—	—	—	4.50%	—

Total	6,143	19,541	16,322	9,700	5,935	9,101	66,742	100%	66,395

December 31, 2001

								Percentage
	Expected maturity date							to total
								long-term	Fair
Long term debt	2002	2003	2004	2005	2006	Thereafter	Total	debt	value

								(%)
	(RMB equivalent in millions, except percentages)
Loan in RMB
Fixed rate	1,642	760	536	812	210	334	4,294	6.09%	4,263
Average interest rate	5.90%	5.67%	5.63%	5.82%	5.94%	5.95%
Variable rate(1)	1,389	3,220	18,136	9,768	6,366	7,742	46,621	66.14%	46,621
Average interest rate	5.70%	5.94%	5.50%	5.72%	5.70%	5.63%

Loan in Euro
Fixed rate	119	79	22	17	71	446	754	1.07%	724
Average interest rate	3.94%	3.81%	7.18%	6.70%	3.34%	4.92%
Variable rate	—	19	19	—	—	—	38	0.05%	38
Average interest rate	—	5.31%	5.31%	—	—	—

Loan in United States Dollar
Fixed rate	1,044	1,071	930	927	798	3,572	8,342	11.83%	8,422
Average interest rate	6.67%	6.59%	6.58%	6.58%	6.43%	6.05%
Variable rate	535	398	2,078	1,998	169	1,308	6,486	9.20%	6,486
Average interest rate	4.20%	4.51%	2.16%	2.09%	6.08%	5.83%

Loan in British Pound
Fixed rate	195	195	195	195	179	432	1,391	1.97%	1,320
Average interest rate	3.79%	3.79%	3.79%	3.79%	3.87%	4.97%

Loan in Japanese Yen
Fixed rate	133	133	133	133	133	71	736	1.05%	827
Average interest rate	4.70%	4.70%	4.70%	4.70%	4.70%	4.56%
Variable rate	12	15	15	14	—	125	181	0.26%	181
Average interest rate	5.17%	1.88%	1.88%	1.88%	—	5.17%

Debenture in RMB
Fixed rate	—	300	—	—	—	1,350	1,650	2.34%	1,604
Average interest rate	—	9.00%	—	—	—	4.50%

Total	5,069	6,190	22,064	13,864	7,926	15,380	70,493	100%	70,486

December 31, 2000

								Percentage
	Expected maturity date							to total
								long-term	Fair
Long term debt	2001	2002	2003	2004	2005	Thereafter	Total	debt	value

								(%)
	(RMB equivalent in millions, except percentages)
Loan in RMB
Fixed rate	832	1,373	165	106	60	3	2,539	4.03%	2,519
Average interest rate	5.71%	5.88%	4.98%	3.39%	5.89%	7.40%
Variable rate(1)	2,298	1,894	4,082	7,564	7,997	12,151	35,986	57.18%	35,986
Average interest rate	5.94%	5.80%	5.98%	5.75%	5.84%	5.73%

Loan in Deutsche Mark
Fixed rate	53	53	53	53	24	33	269	0.43%	292
Average interest rate	8.34%	8.34%	8.34%	8.34%	8.38%	8.39%

Loan in United States Dollar
Fixed rate	852	723	716	587	724	3,695	7,297	11.60%	7,109
Average interest rate	6.92%	6.73%	6.92%	6.89%	7.22%	6.09%
Variable rate	4,518	579	556	1,174	1,158	2,783	10,768	17.11%	10,768
Average interest rate	6.69%	6.63%	6.98%	6.35%	6.34%	6.58%

Loan in French Franc
Fixed rate	46	17	17	11	5	521	617	0.98%	578
Average interest rate	5.65%	6.76%	6.76%	5.79%	2.30%	4.65%

Loan in British Pound
Fixed rate	201	201	201	201	201	629	1,634	2.60%	1,465
Average interest rate	3.79%	3.79%	3.79%	3.79%	3.79%	4.65%

Loan in Japanese Yen
Fixed rate	122	104	104	104	104	506	1,044	1.66%	1,205
Average interest rate	4.67%	4.53%	4.53%	4.53%	4.53%	4.50%
Variable rate	12	—	8	8	16	145	189	0.30%	189
Average interest rate	5.17%	—	2.38%	2.38%	2.38%	5.17%

Loan in Spanish Peso
Fixed rate	79	67	56	—	—	—	202	0.32%	193
Average interest rate	3.31%	2.57%	1.50%	—	—	—

Debenture in RMB
Fixed rate	735	—	300	—	—	1,350	2,385	3.79%	2,388
Average interest rate	7.81%	—	9.00%	—	—	4.50%

Total	9,748	5,011	6,258	9,808	10,289	21,816	62,930	100%	62,692

(1)	Due to the declining interest rates in recent years in China, the government has implemented a program to adjust interest rates on certain fixed RMB loans periodically to reflect the market rates in effect published by the People’s Bank of China (“the central bank”) from time to time. As a result, these previously fixed RMB loans are categorized as variable rate loans as of December 31, 2000, 2001 and 2002. The newly adjusted rates usually become effective one year after the announcement by the central bank. The average interest rates on these loans are calculated based on the then effective rates as of December 31, 2000, 2001 and 2002, respectively.

Commodity Price Risk

      We are engaged in a broad range of petroleum related activities. The hydrocarbon commodity markets are influenced by global as well as regional supply and demand conditions. The PRC government currently publishes prices for onshore crude oil, gasoline and diesel according to international benchmark prices. A decline in prices of crude oil and refined products could adversely affect our financial performance. We historically have not used commodity derivative instruments to hedge the potential price fluctuations of crude oil and other refined products. Therefore, during 2000, 2001 and 2002, we were exposed to the general price fluctuations of broadly traded oil and gas commodities.

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

PART II

ITEM 13 — DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

      None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS

TO SECURITY HOLDERS

      None.

ITEM 15 — CONTROLS AND PROCEDURES

      Our Chairman, who performs the functions of Chief Executive Officer, and our Chief Financial Officer, after evaluating the effectiveness of PetroChina’s disclosure controls and procedures (as defined in the United States Exchange Act Rules 13a-14(c)) within 90 days of the date of this annual report, have concluded that, as of such date, PetroChina’s disclosure controls and procedures were effective to ensure that material information relating to PetroChina was made known to them by others within PetroChina particularly during the period in which this annual report was being presented.

      There were no significant changes in PetroChina’s internal controls or in other factors that could significantly affect these controls subsequent to the date of our Chairman and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in PetroChina’s internal controls requiring corrective actions.

ITEM 16 — [RESERVED]

PART III

ITEM 17 — FINANCIAL STATEMENTS

      We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18 — FINANCIAL STATEMENTS

      See page F-1 to F-59 following Item 19.

ITEM 19 — EXHIBITS

(a) See Item 18 for a list of the financial statements as part of this annual report.

(b) Exhibits to this annual report.

Exhibit
Number	Description of Exhibits

1.1	Articles of Association (as amended) (English translation). (1)
4.1	2003 Performance Contract between Chen Geng and PetroChina (English translation).
4.2	2003 Performance Contract between Su Shulin and PetroChina (English translation).
4.3	2003 Performance Contract between Wang Fucheng and PetroChina (English translation).
4.4	2003 Performance Contract between Wang Guoliang and PetroChina (English translation).
4.5	2003 Performance Contract between Liu Baohe and PetroChina (English translation).
4.6	2003 Performance Contract between Duan Wende and PetroChina (English translation).
4.7	2003 Performance Contract between Jia Chengzao and PetroChina (English translation).
4.8	Crude Oil Mutual Supply Framework Agreement, December 30, 2002, between China Petrochemical Corporation and PetroChina (English translation).
8.1	List of major subsidiaries.
12(a).1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-15006) filed with the U.S. Securities and Exchange Commission.

SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROCHINA COMPANY LIMITED

/s/ LI HUAIQI

Name: Li Huaiqi
Title: Secretary

Date: June 25, 2003

CERTIFICATION

I, Ma Fucai, certify that:

1.	I have reviewed this annual report on Form 20-F of PetroChina;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 25, 2003

/s/ MA FUCAI

Chairman (performing the functions of
Chief Executive Officer)

CERTIFICATION

I, Wang Guoliang, certify that:

1.	I have reviewed this annual report on Form 20-F of PetroChina;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 25, 2003

/s/ WANG GUOLIANG

Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of PetroChina Company Limited:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity present fairly, in all material respects, the consolidated financial position of PetroChina Company Limited (the “Company”) and its subsidiaries (the “Group”) at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the acquisition of certain refined products marketing enterprises from the parent of the Company in a transaction accounted for as a uniting of interests, as described in Note 2 to the consolidated financial statements. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

      International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders’ equity at December 31, 2001 and 2002 to the extent summarized in Note 33 to the consolidated financial statements.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, March 31, 2003

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2000, 2001 and 2002
(Amounts in millions except for per share data)

		Year Ended December 31,

		2000	2001
	Note	(Note 2)	(Note 2)	2002	2002

		RMB	RMB	RMB	US$
REVENUES
Sales and other operating revenues		245,279	241,320	244,424	29,520

OPERATING EXPENSES
Purchases, services and other		(64,251)	(78,529)	(71,690)	(8,658)
Employee compensation costs	4	(15,129)	(14,608)	(16,248)	(1,962)
Exploration expenses, including exploratory dry holes		(8,680)	(7,344)	(8,095)	(978)
Depreciation, depletion and amortization		(34,209)	(33,615)	(36,782)	(4,443)
Selling, general and administrative expenses		(17,621)	(21,735)	(22,474)	(2,714)
Employee separation costs and shut down of manufacturing assets	5	(6,579)	(487)	(2,121)	(256)
Taxes other than income taxes		(13,258)	(13,951)	(14,613)	(1,765)
Other (expense)/income, net		(119)	88	(60)	(7)

TOTAL OPERATING EXPENSES		(159,846)	(170,181)	(172,083)	(20,783)

INCOME FROM OPERATIONS		85,433	71,139	72,341	8,737

FINANCE COSTS
Exchange gain		1,406	390	133	16
Exchange loss		(234)	(140)	(449)	(54)
Interest income		591	809	463	56
Interest expense	6	(6,286)	(4,408)	(3,516)	(425)

TOTAL FINANCE COSTS		(4,523)	(3,349)	(3,369)	(407)

INCOME FROM EQUITY AFFILIATES	17	584	341	268	32

INCOME BEFORE INCOME TAXES		81,494	68,131	69,240	8,362
INCOME TAXES	7	(27,014)	(23,066)	(22,231)	(2,685)

INCOME BEFORE MINORITY INTERESTS		54,480	45,065	47,009	5,677
LOSS/(INCOME) APPLICABLE TO MINORITY INTERESTS		165	404	(99)	(12)

NET INCOME		54,645	45,469	46,910	5,665

BASIC AND DILUTED NET INCOME PER SHARE	8	0.32	0.26	0.27	0.03

NUMBER OF SHARES	8	171,630	175,824	175,824	175,824

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
As of December 31, 2001 and 2002
(Amounts in millions)

		At December 31,

		2001
	Note	(Note 2)	2002	2002

		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	10	11,127	9,977	1,205
Time deposits with maturities over three months		3,253	2,612	315
Receivables under resale agreements	11	11,505	9,786	1,182
Notes receivable	12	2,361	2,540	307
Accounts receivable, less allowance for impairment of receivables	13	7,392	6,079	734
Inventories	14	28,313	28,441	3,435
Prepaid expenses and other current assets	15	22,066	15,729	1,900

TOTAL CURRENT ASSETS		86,017	75,164	9,078
Property, plant and equipment, less accumulated depreciation, depletion and amortization	16	366,970	397,798	48,043
Long term investments	17	5,530	5,680	686
Intangible and other assets	18	4,148	4,507	544

TOTAL ASSETS		462,665	483,149	58,351

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	20	25,323	20,633	2,492
Accounts payable and accrued liabilities	19	53,210	57,793	6,980
Income tax payable		5,672	5,412	654
Other taxes payable		8,762	5,515	666

TOTAL CURRENT LIABILITIES		92,967	89,353	10,792
Long-term debt	20	65,546	60,655	7,325
Deferred credits and other long-term obligations		1,380	1,684	203
Deferred income taxes	21	7,030	9,927	1,199

TOTAL LIABILITIES		166,923	161,619	19,519

MINORITY INTERESTS		5,136	4,854	586

SHAREHOLDERS’ EQUITY
State-owned shares	22	158,242	158,242	19,112
H shares	22	17,582	17,582	2,123

Share capital, issued and outstanding, RMB 1.00 par value		175,824	175,824	21,235
Retained earnings		35,607	59,004	7,126
Capital reserve	23	(28,567)	(28,557)	(3,449)
Revaluation reserve	23	79,945	79,945	9,655
Statutory common reserve fund	23	16,219	20,128	2,431
Statutory common welfare fund	23	11,578	13,532	1,634
Other reserves	23	—	(3,200)	(386)

SHAREHOLDERS’ EQUITY		290,606	316,676	38,246

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		462,665	483,149	58,351

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2000, 2001 and 2002
(Amounts in millions)

		Year Ended December 31,

		2000	2001
	Note	(Note 2)	(Note 2)	2002	2002

		RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income		54,645	45,469	46,910	5,665
Adjustments for:
Income/(loss) applicable to minority interests		(165)	(404)	99	12
Income taxes	7	27,014	23,066	22,231	2,685
Depreciation, depletion and amortization		34,209	33,615	36,782	4,443
Provision for shut down of manufacturing assets	5	2,364	—	2,121	256
Dry hole cost		4,367	3,422	3,527	425
Income from equity affiliates	17	(584)	(341)	(268)	(32)
Impairment of receivables	13, 15	1,569	1,347	284	34
Write down in inventories, net	14	1,286	(614)	(122)	(15)
Impairment of investments	17	23	34	4	1
Loss on disposal of property, plant and equipment		401	288	647	78
Loss on disposal of available-for-sale investments		—	20	21	3
Loss on disposal of intangible and other assets		11	13	17	2
Dividend income	17	(33)	(123)	(60)	(7)
Interest income		(591)	(809)	(463)	(56)
Interest expense	6	6,286	4,408	3,516	425
Changes in working capital:
— accounts receivable and prepaid expense and other current assets		17,726	(8,467)	4,554	550
— inventories		(15,389)	4,800	157	19
— accounts payables and accrued liabilities		(4,890)	5,519	2,047	247

CASH GENERATED FROM OPERATIONS		128,249	111,243	122,004	14,735
Interest received		591	809	463	56
Interest paid		(8,930)	(4,720)	(4,564)	(551)
Income taxes paid		(16,601)	(22,893)	(19,562)	(2,363)

NET CASH PROVIDED BY OPERATING ACTIVITIES		103,309	84,439	98,341	11,877

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
For the Years Ended December 31, 2000, 2001 and 2002
(Amounts in millions)

		Year Ended December 31,

		2000	2001
	Note	(Note 2)	(Note 2)	2002	2002

		RMB	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures		(57,228)	(51,486)	(70,699)	(8,538)
Acquisition of subsidiaries	28	—	—	(2,150)	(260)
Acquisition of equity affiliates		(498)	(942)	(1,119)	(135)
Repayment of capital by equity affiliates		278	275	301	36
Acquisition of available-for-sale investments		(947)	(176)	(231)	(28)
Acquisition of intangible assets		(249)	(412)	(666)	(80)
Acquisition of other non-current assets		(934)	(1,605)	(386)	(47)
Proceeds from disposal of property, plant and equipment		3,427	1,110	497	60
Proceeds from disposal of equity affiliates		—	295	243	29
Proceeds from disposal of available-for-sale investments		—	99	97	12
Dividends received		353	294	91	11
Decrease/(Increase) in receivable under resale agreement		(4,328)	(5,690)	1,719	208
Decrease/(Increase) in time deposits with maturities over three months		—	(3,253)	641	77

NET CASH USED FOR INVESTING ACTIVITIES		(60,126)	(61,491)	(71,662)	(8,655)

CASH FLOWS FROM FINANCING ACTIVITIES
New short-term debt		27,141	24,949	28,728	3,470
Repayments of short-term debt		(38,387)	(36,402)	(34,550)	(4,173)
New long-term debt		45,215	21,255	9,885	1,194
Repayments of long-term debt		(85,471)	(13,692)	(13,944)	(1,684)
Principal payment on capital lease obligations		(141)	(167)	(104)	(13)
Dividends paid to minority interests		(33)	(60)	(135)	(16)
Capital contribution from minority interests		1,132	592	57	7
Cash proceeds on issue of shares		20,336	—	—	—
Distribution to CNPC	9	(2,640)	—	—	—
Contribution from CNPC to marketing enterprises	23	—	134	10	1
Dividends paid	9	(10,381)	(26,699)	(17,650)	(2,132)
Change in deferred credits and other long-term obligations		41	184	304	37
Cash payment for acquisition of CNPC marketing enterprises	2	—	—	(430)	(52)

NET CASH USED FOR FINANCING ACTIVITIES		(43,188)	(29,906)	(27,829)	(3,361)

Decrease in cash and cash equivalents		(5)	(6,958)	(1,150)	(139)
Cash and cash equivalents at beginning of year	10	18,090	18,085	11,127	1,344

Cash and cash equivalents at end of year	10	18,085	11,127	9,977	1,205

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2000, 2001 and 2002
(Amounts in millions)

	Share
	Capital	Retained	Reserves
	(Note 22)	Earnings	(Note 23)	Total

	RMB	RMB	RMB	RMB
Balance at January 1, 2000 before adjusting for the acquisition of the marketing enterprises (Note 2)	160,000	3,326	47,085	210,411
Adjustment for the acquisition of the marketing enterprises (Note 2)	—	(3,192)	2,467	(725)

Balance at January 1, 2000 — adjusted for the acquisition of the marketing enterprises (Note 2)	160,000	134	49,552	209,686
Net income for the year ended December 31, 2000	—	54,645	—	54,645
Issue of shares (Note 22)	15,824	—	4,512	20,336
Transfer to reserves	—	(15,119)	15,119	—
Distribution to CNPC (Note 9)	—	—	(2,640)	(2,640)
Interim dividend (Note 9)	—	(10,381)	—	(10,381)

Balance at December 31, 2000	175,824	29,279	66,543	271,646
Net income for the year ended December 31, 2001	—	45,469	—	45,469
Premium arising from issue of shares by an equity affiliate (Note 23)	—	—	56	56
Transfer to reserves (Note 23)	—	(12,442)	12,442	—
Final dividend for 2000 (Note 9)	—	(14,473)	—	(14,473)
Interim dividend for 2001 (Note 9)	—	(12,226)	—	(12,226)
Contribution from CNPC to marketing enterprises	—	—	134	134

Balance at December 31, 2001	175,824	35,607	79,175	290,606

Net income for the year ended December 31, 2002	—	46,910	—	46,910
Transfer to reserves (Note 23)	—	(5,863)	5,863	—
Final dividend for 2001 (Note 9)	—	(8,839)	—	(8,839)
Interim dividend for 2002 (Note 9)	—	(8,811)	—	(8,811)
Contribution from CNPC to marketing enterprises (Note 2)	—	—	10	10
Payment to CNPC for acquisition of marketing enterprises (Note 2)	—	—	(3,200)	(3,200)

Balance at December 31, 2002	175,824	59,004	81,848	316,676

Balance at December 31, 2002 in US$	21,235	7,126	9,885	38,246

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions except per share data or unless otherwise stated)

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

      China National Petroleum Company (the predecessor of CNPC) was established in 1988 to take over the onshore oil and gas exploration and production entities formerly under the administration of the Ministry of Petroleum Industry and in 1998 the State Council approved a comprehensive restructuring plan for China’s oil and gas industry to form CNPC.

      In accordance with the restructuring agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160,000 shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160,000 shares were the initial registered capital of the Company with a par value of RMB1.00 per share.

      CNPC transferred to the Company certain assets, liabilities and interests in China related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, (iii) the production and sale of chemicals, and (iv) the transmission, marketing and sale of natural gas. CNPC retained certain chemical production facilities and certain other assets, liabilities and interests relating to its remaining business and operations, as well as certain domestic and all foreign subsidiaries and joint ventures.

2     BASIS OF PREPARATION

      The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standard Board. This basis of accounting differs from the accounting principles generally accepted in the United States of America (“US GAAP”) (see Note 33). The statements are prepared on the historical cost convention as modified by the revaluation of certain property, plant and equipment.

      The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

      In accordance with the acquisition agreement between the Company and CNPC dated September 26, 2002, the Company acquired from CNPC the assets, liabilities and interests related to CNPC’s refined products marketing enterprises comprising primarily of service stations and related facilities for RMB 3,200. The acquisition price was determined on the basis of independent valuation and appraisals of the assets and liabilities of these marketing enterprises under applicable rules and regulations promulgated in PRC. Of the RMB 3,200 purchase price, RMB 430 was paid in cash, RMB 1,124 was set off against receivables from CNPC, and the remaining balance of RMB 1,646 was included as payables to CNPC at December 31, 2002.

      The acquisition is a combination of entities under common control since the Company and the CNPC’s refined products marketing enterprises are under the common control of CNPC. As a result,

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

the Company has accounted for the acquisition in a manner similar to a uniting of interests, whereby the assets and liabilities of the marketing enterprises acquired are accounted for at historical cost to CNPC (net liabilities of RMB 2,956 at the effective date). The consolidated financial statements have been restated to give effect to the acquisition with all periods presented as if the operations of the Company and these marketing enterprises have always been combined. The difference between RMB 3,200 paid and the net liabilities transferred from CNPC has been adjusted against equity.

      The summarized results of operations for the years ended December 31, 2000 and 2001 and the financial position as at December 31, 2001 for the separate entities and on a consolidated basis are set out below:

		Marketing
	PetroChina	enterprises	Consolidated

	RMB	RMB	RMB
Results of operations of 2000:
Revenues	241,992	16,079	245,279
Net income/(loss)	55,231	(586)	54,645
Basic and diluted net income per share	0.32	0	0.32
Results of operations of 2001:
Revenues	238,893	12,354	241,320
Net income/(loss)	46,808	(1,339)	45,469
Basic and diluted net income per share	0.27	(0.01)	0.26
Financial position at year end 2001:
Current assets	86,412	981	86,017
Total assets	460,874	3,167	462,665
Current liabilities	88,748	5,595	92,967
Total liabilities	162,616	5,683	166,923
Net assets/(liabilities)	293,122	(2,516)	290,606

      The consolidated financial statements are expressed in Renminbi (“RMB”), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2002 financial statements have been translated into United States dollars at the noon buying rate in New York City on December 31, 2002 for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00 = RMB 8.2800. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2002, or at any other date.

3     SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

     (a) Basis of consolidation

      The consolidated financial statements include the financial statements of the Company and the subsidiaries. Subsidiaries are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies.

      Subsidiaries are consolidated from the date on which controls is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

of the net assets of the subsidiary acquired is recorded as goodwill. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

      A listing of the Group’s principal subsidiaries is set out in Note 34.

     (b) Investments in equity affiliates

      Investments in equity affiliates are accounted for by the equity method of accounting. Under this method the company’s share of the post-acquisition profits or losses of equity affiliates is recognized in the income statement and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Equity affiliates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Unrealized gains on transactions between the Group and its equity affiliates are eliminated to the extent of the Group’s interest in the equity affiliates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in equity affiliates includes goodwill (net of accumulated amortization) on acquisition. When the Group’s share of losses in an equity affiliate equals or exceeds its interest in the equity affiliates, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the equity affiliates.

      A listing of the Group’s principal equity affiliates is shown in Note 17.

     (c) Foreign currencies

      Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity. Substantially all assets and operations of the Group are located in the PRC, and the measurement currency is RMB. In addition to its operations in the PRC, as disclosed in Note 28, the Group had acquired all the share capital of Devon Energy Indonesia Ltd., a company engaging in the exploration and production of crude oil and natural gas in Indonesia, whose measurement currency is US dollars. The consolidated financial statements are presented in RMB, which is the measurement currency of the parent and most of the consolidated entities.

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

      Income statement and cash flows of the foreign entities are translated into the Group’s reporting currency at average exchange rates for the year and their balance sheets are translated at the exchange rates at year end. Currency translation differences are recognized in shareholders’ equity.

      The Group did not enter into any hedge contracts during any of the periods presented. No foreign currency exchange gains or losses were capitalized for any periods presented.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

     (d) Financial instruments

      Financial instruments carried at the balance sheet date include cash and bank balances, investments, receivables, accounts payable, leases and borrowings. Where necessary the particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

      The Group had no derivative financial instruments in any of the years presented.

     (e) Investments

      The Group classified its investments into the following categories: trading, held-to-maturity and available-for-sale. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets; during the year the Group did not hold any investments in this category. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in current assets if their respective maturity dates are twelve months or less from balance sheet date, or in non-current assets if their respective maturity dates are more than twelve months from balance sheet date; during the year the Group did not hold any investments in this category. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; these are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

      All purchases and sales of investments are recognized on the effective acquisition or sale date. Cost of purchase includes transaction costs. Available-for-sale investments are not subsequently fair-valued because they do not have quoted market prices in active markets and whose fair values cannot be reliably measured. These investments are carried at cost, and are subject to review for impairments.

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

      The Group uses the following useful lives for depreciation, depletion and amortization purposes:

Land and buildings	25-50 years
Plant and machinery	10-15 years
Equipment and motor vehicles	3-16 years

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

      No depreciation is provided for construction in progress until they are completed and ready for use.

      Property, plant and equipment are reviewed for possible impairment by evaluating whether the carrying amount of a cash generating unit exceeds the higher of its net selling price and its value in use, which is the estimated net present value of future cash flows to be derived from the continuing use of the asset and from its ultimate disposal.

      Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining net income.

      Revaluation surpluses pertaining to revalued assets depreciated or disposed of are retained in the revaluation reserve and will not be available to offset against possible future revaluation losses.

      Interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalized during the period of time that is required to complete and prepare the property for its intended use. Costs for planned major maintenance activities, primarily related to refinery turnarounds, are expensed as incurred except for costs of components that result in improvements and betterments which are capitalized as part of property, plant and equipment and depreciated over their useful lives.

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

      The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. However, in accordance with a special approval from the State Council, the Ministry of Land and Resources has issued production licenses effective March 2000 to the Group for all of its crude oil and natural gas reservoirs with terms coextensive with the projected production life of those reservoirs, ranging up to 55 years. Production licenses to be issued to the Group in the future will be subject to the 30-year maximum unless additional special approvals can be obtained from the State Council. Each of the Group’s production licenses is renewable upon application by the Group 30 days prior to expiration. Future oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses. Payments on such licenses are made annually and are expensed as incurred. The cost of oil and gas properties is amortized at the field level on the unit of production method. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group’s production licenses. The Group’s reserve estimates include only crude oil and natural gas

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

which management believes can be reasonably produced within the current terms of these production licenses. The Group did not incur and does not anticipate to incur any material dismantlement, restoration or abandonment cost given the nature of its onshore producing activities and current PRC regulations governing such activities.

     (h) Intangible assets

      Expenditure on acquired patents, trademarks, technical know-hows and licenses is capitalized and amortized using the straight-line method over their useful lives, generally over 14 to 20 years. Intangible assets are not revalued. The Group does not capitalize internally generated intangible assets. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment where it is considered necessary. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount. The impairment loss is recognized in the consolidated income statement. The recoverable amount is measured as the higher of net selling price and value in use, which is the present value of estimated future cash flows to be derived from continuing use of the asset and from its ultimate disposal.

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

     (j) Related parties

      Related parties are corporations in which CNPC is a major shareholder and is able to control or exercise significant influence.

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

(Amounts in millions except per share data or unless otherwise stated)

the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

     (m) Cash and cash equivalents

      Cash and cash equivalents are carried in the balance sheet at cost and comprise cash in hand and investments with maturities of three months or less from the time of purchase.

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

      The principal temporary differences arise from depreciation on oil and gas properties and equipment and allowances for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carry-forward of unused tax losses are recognized to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilized.

      The Group also incurs various other taxes which are not income taxes. Taxes other than income taxes, which form part of the operating expenses, primarily comprise consumption tax, resource tax, urban construction tax, education surcharges and business tax.

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

     (r) Research and development expenses

      Research expenditure incurred is recognized as an expense. Costs incurred on development projects are recognized as intangible assets to the extent that such expenditure is expected to

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

generate future economic benefits. Research and development expenses were RMB 1,751, RMB 1,896 and RMB 1,806 for the years ended December 31, 2000, 2001 and 2002, respectively.

     (s) Retirement benefit plans

      The Group contributes to various employee retirement benefit plans organized by municipal and provincial governments under which it is required to make monthly contributions to these plans at rates prescribed by the related municipal and provincial governments. The municipal and provincial governments undertake to assume the retirement benefit obligations of existing and future retired employees of the Group. Contributions to these plans are charged to expense as incurred.

     (t) New accounting developments

      IASC’s Standing Interpretations Committee (“SIC”) issued SIC-30 “Reporting Currency-Translation from Measurement Currency to Presentation Currency” and SIC-33 “Consolidation and Equity Method-Potential Voting Rights and Allocation of Ownership Interests”, effective for annual financial periods beginning on or after January 1, 2002. The Group has implemented these interpretations in 2002. The adoption of these new interpretations did not have a material impact on the reported financial position or results of the Group.

4     EMPLOYEE COMPENSATION COSTS

	Year Ended December 31,

	2000	2001	2002

	RMB	RMB	RMB
Wages and salaries	9,536	9,625	10,631
Social security costs	5,593	4,983	5,617

	15,129	14,608	16,248

     (i) Social security costs

      The amounts represent contributions to funds for staff welfare organized by the municipal and provincial governments including contributions to the retirement benefit plans (Note 24).

     (ii) One time remedial payments for staff housing

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

      The restructuring that resulted in the formation of the Group took place in November 1999. As such, the one-time remedial housing payments payable to the eligible employees of the Group are to be borne by the state shareholder of the Group.

      During the year ended December 31, 2002, the Group and CNPC, the state shareholder of the Group, completed the process of estimating the amount that are payable to individual employees.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

The amount applicable to the employees of the Group was determined to be approximately RMB 2,553. CNPC funded this estimated payment through a portion of the 2002 interim dividend paid by the Group.

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

      The remaining charge of RMB 2,364 related to the write-down of certain less efficient operating facilities in the refining (RMB 945) and chemical (RMB 1,419) manufacturing plants. The charge of RMB 2,364 represented the net book value of the facilities. Both the amounts of estimated dismantlement and removal costs and estimated proceeds from the sale of equipment and scrap are not expected to be significant.

      During the year ended December 31, 2001, in addition to the above-mentioned employee separation program for 2000, the Group recorded another direct charge of RMB 487 for the separation of 6,020 employees.

      During the year ended December 31, 2002, the Group recorded RMB 2,121 for the shut down of certain less efficient operating facilities in the refining (RMB 1,179) and chemical (RMB 942) manufacturing plants. The charge of RMB 2,121 represented the net book value of the facilities.

6     INTEREST EXPENSE

	Year Ended December 31,

	2000	2001	2002

	RMB	RMB	RMB
Interest on
— loans	6,767	5,034	4,402
— capital leases	27	27	10
Less: amounts capitalized	(508)	(653)	(896)

	6,286	4,408	3,516

      Amounts capitalized are borrowing costs related to funds borrowed specifically for the purpose of acquiring qualifying assets. Interest rates on such capitalized borrowings ranged from 5.54% to 7.94% in 2000, 5.43% in 2001 and 5.02% to 5.43% in 2002.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

7     INCOME TAXES

	Year Ended December 31,

	2000	2001	2002

	RMB	RMB	RMB
Current tax	24,866	19,166	19,289
Deferred tax (Note 21)	1,987	3,861	2,897
Share of tax of equity affiliates	161	39	45

	27,014	23,066	22,231

      In accordance with the relevant PRC income tax rules and regulations, the enacted PRC income tax rate applicable to the Group is principally 33% (2001: 33%; 2000 33%). The Group in the year 2002 obtained approvals from several provincial and local tax authorities whereby a portion of the taxable income of the Group’s qualifying operations in these locales are assessed income tax at a reduced rate of 15% instead of the statutory rate of 33%.

      The tax on the Group’s income before income taxes differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

	Year Ended December 31,

	2000	2001	2002

	RMB	RMB	RMB
Income before income taxes	81,494	68,131	69,240

Tax calculated at a tax rate of 33%	26,893	22,483	22,849
Prior year tax return adjustment	—	—	618
Effect of preferential tax rate	—	—	(2,377)
Income not subject to tax	—	(140)	(93)
Expenses not deductible for tax purposes	213	723	1,234
Other (Note (i))	(92)	—	—

Tax charge	27,014	23,066	22,231

(i)	Other primarily represents depreciation on asset base adjustment under PRC accounting regulations not recognized in the IFRS financial statements but deductible for tax purposes.

8     BASIC AND DILUTED NET INCOME PER SHARE

      Basic and diluted net income per share for the year ended December 31, 2000 have been computed by dividing net income by the weighted average number of 171,630 shares issued and outstanding for the year.

      Basic and diluted net income per share for the years ended December 31, 2001 and 2002 have been computed by dividing net income by the number of 175,824 shares issued and outstanding for the respective years.

      There are no dilutive potential ordinary shares.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

9     DIVIDENDS

	Year Ended December 31,

	2000	2001	2002

	RMB	RMB	RMB
Distribution to CNPC (Note (i))	2,640	—	—
Interim dividend for 2000 (Note (ii))	10,381	—	—
Final dividend for 2000 (Note (iii))	—	14,473	—
Interim dividend for 2001 (Note (iv))	—	12,226	—
Final dividend for 2001 (Note (v))	—	—	8,839
Interim dividend for 2002 (Note (vi))	—	—	8,811

	13,021	26,699	17,650

(i)	In accordance with the restructuring agreement entered into between the Company and CNPC, during the year ended December 31, 2000 the Company paid a distribution to CNPC of RMB 2,640, which represents the net income for the period from October 1, 1999 to November 4, 1999 determined in accordance with the PRC accounting regulations. Accordingly, this distribution was recorded as a reduction to capital reserve.

(ii)	An interim dividend of RMB 0.059042 per share, totalling RMB 10,381 was paid on October 5, 2000, and was accounted for in shareholders’ equity as an appropriation of retained earnings in the year ended December 31, 2000.

(iii)	A final dividend in respect of 2000 of RMB 0.082315 per share amounting to a total of RMB 14,473 was paid on June 22, 2001, and was accounted for in shareholders’ equity as an appropriation of retained earnings in the year ended December 31, 2001.

(iv)	An interim dividend in respect of 2001 of RMB 0.069535 per share amounting to RMB 12,226 was paid on October 8, 2001, and was accounted for in shareholders’ equity as an appropriation of retained earnings in the year ended December 31, 2001.

(v)	A final dividend in respect of 2001 of RMB 0.050272 per share amounting to a total of RMB 8,839 was paid on June 21, 2002, and was accounted for in shareholders’ equity as an appropriation of retained earnings in the year ended December 31, 2002.

(vi)	As authorized by shareholders in the Annual General Meeting on June 6, 2002, the Board of Directors, in a meeting held on August 29, 2002, resolved to distribute an interim dividend in respect of 2002 of RMB 0.050113 per share amounting to a total of RMB 8,811. The interim dividend was paid on October 8, 2002, and was accounted for in shareholders’ equity as an appropriation of retained earnings in the year ended December 31, 2002.

(vii)	At the meeting on March 31, 2003, the Board of Directors proposed a final dividend in respect of 2002 of RMB 0.069951 per share amounting to a total of RMB12,299. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders’ equity as a reduction of retained earnings in the year ending December 31, 2003.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

10     CASH AND CASH EQUIVALENTS

	At December 31,

	2001	2002

	RMB	RMB
Cash at bank and in hand	11,127	9,977

      The weighted average effective interest rates on bank deposits were 2.88% and 2.53% for the years ended December 31, 2001 and 2002, respectively.

11     RECEIVABLES UNDER RESALE AGREEMENTS

      Securities purchased under agreements to resell (“resale agreements”) are recorded as receivables under resale agreements. The difference between purchase and resell prices is treated as interest income and accrued over the life of resale agreements using the effective yield method.

      Resale agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus interest accrued. The underlying collaterals are principally the PRC government bonds.

12     NOTES RECEIVABLE

      Notes receivable represents mainly the bills of acceptance issued by banks for sales of goods and produces. All notes receivable are due within one year.

13     ACCOUNTS RECEIVABLE

	At December 31,

	2001	2002

	RMB	RMB
Accounts receivable due from third parties	12,901	11,504
Less: Impairment of receivables	(6,663)	(6,356)

	6,238	5,148
Accounts receivable due from related parties
— Fellow subsidiaries	1,097	789
— Equity affiliates	57	142

	7,392	6,079

      Movement in allowance for impairment of receivables are as follows:

	Year Ended December 31,

	2000	2001	2002

	RMB	RMB	RMB
Balance at beginning of year	5,610	6,000	6,663
Provision/(Write back)	765	1,367	(45)
Amount written off against provision	(375)	(704)	(262)

Balance at end of year	6,000	6,663	6,356

      Amounts due from related parties are interest free, unsecured and repayable in accordance with normal commercial terms.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

14     INVENTORIES

	At December 31,

	2001	2002

	RMB	RMB
Crude oil and other raw materials	7,774	8,987
Work in progress	4,043	3,787
Finished goods	17,199	16,253
Spare parts and consumables	97	67

	29,113	29,094
Less: Write down in inventories	(800)	(653)

	28,313	28,441

      Movements in allowance for write down in inventories, which relate primarily to oil and chemical products, are as follows:

	Year Ended December 31,

	2000	2001	2002

	RMB	RMB	RMB
Balance at beginning of year	466	1,521	800
Provision/ (Write back)	1,286	(614)	(122)
Amount written off against provision	(231)	(107)	(25)

Balance at end of year	1,521	800	653

      Cost of inventory (approximates cost of goods sold) recognized as expense amounted to RMB 119,441 and RMB 125,534, RMB 112,986 for the years ended December 31, 2000, 2001 and 2002, respectively.

      Inventories of the Group carried at net realizable value amounted to RMB 2,519 and RMB 2,780 at December 31, 2001 and 2002, respectively.

      No inventories were pledged as security for borrowings at December 31, 2001 and 2002.

15     PREPAID EXPENSES AND OTHER CURRENT ASSETS

	At December 31,

	2001	2002

	RMB	RMB
Other receivables	12,443	9,626
Less: Impairment of receivables	(5,074)	(5,313)

	7,369	4,313
Amounts due from CNPC	4,536	2,135
Amounts due from fellow subsidiaries	7,972	5,419
Advances to suppliers	1,582	3,209
Prepaid expenses	272	123
Other current assets	335	530

	22,066	15,729

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

      Other receivables consist primarily of taxes other than income taxes refund receivables, subsidies receivable, and receivables for the sale of materials and scrap.

      Amounts due from CNPC and fellow subsidiaries are interest free, unsecured and repayable in accordance with normal commercial terms.

      Movements in allowance for impairment of other receivables are as follows:

	Year Ended December 31,

	2000	2001	2002

	RMB	RMB	RMB
Balance at beginning of year	4,881	5,525	5,074
Provision/(Write back)	804	(20)	329
Amount written off against provision	(160)	(431)	(90)

Balance at end of year	5,525	5,074	5,313

16     PROPERTY, PLANT AND EQUIPMENT

Year Ended	Land and	Oil and Gas	Plant and	Motor		Construction
December 31, 2001	Buildings	Property	Equipment	Vehicles	Other	in Progress	Total

	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation
At beginning of the year	38,815	285,074	183,338	6,649	3,911	24,184	541,971
Additions	1,273	733	560	239	224	58,520	61,549
Transfers	10,521	33,500	10,200	646	1,232	(56,099)	—
Disposals or write off	(877)	(14,208)	(908)	(657)	(254)	(12)	(16,916)

At end of the year	49,732	305,099	193,190	6,877	5,113	26,593	586,604

Accumulated depreciation
At beginning of the year	(8,510)	(116,925)	(69,291)	(2,947)	(979)	—	(198,652)
Charge for the year	(2,000)	(18,423)	(11,455)	(625)	(575)	—	(33,078)
Disposals or write off	561	10,736	358	308	133	—	12,096

At end of the year	(9,949)	(124,612)	(80,388)	(3,264)	(1,421)	—	(219,634)

Net book value
At end of the year	39,783	180,487	112,802	3,613	3,692	26,593	366,970

Carrying value of the fixed assets had they been stated at cost less accumulated depreciation	34,557	156,018	85,555	2,885	2,890	26,593	308,498

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

Year Ended	Land and	Oil and Gas	Plant and	Motor		Construction
December 31, 2002	Buildings	Property	Equipment	Vehicles	Other	in Progress	Total

	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation
At beginning of the year	49,732	305,099	193,190	6,877	5,113	26,593	586,604
Additions	1,514	401	654	123	165	67,739	70,596
Acquisition (Note 28)	240	1,709	1,891	92	71	—	4,003
Transfers	5,381	39,332	18,106	690	229	(63,738)	—
Disposals or write off	(1,533)	(8,543)	(7,920)	(398)	(306)	—	(18,700)

At end of the year	55,334	337,998	205,921	7,384	5,272	30,594	642,503

Accumulated depreciation
At beginning of the year	(9,949)	(124,612)	(80,388)	(3,264)	(1,421)	—	(219,634)
Charge for the year	(1,684)	(18,302)	(14,864)	(685)	(571)	—	(36,106)
Acquisition (Note 28)	(55)	—	(748)	(33)	(37)	—	(873)
Disposals or write off	530	5,261	5,538	333	246	—	11,908

At end of the year	(11,158)	(137,653)	(90,462)	(3,649)	(1,783)	—	(244,705)

Net book value
At end of the year	44,176	200,345	115,459	3,735	3,489	30,594	397,798

Carrying value of the fixed assets had they been stated at cost less accumulated depreciation	39,065	179,713	92,383	3,102	2,738	30,594	347,595

      Property, plant and equipment under capital leases at the end of year are as follows:

	At December 31,

	2001	2002

	RMB	RMB
Refining and Marketing	88	88
Chemicals and Marketing	433	431
Accumulated depreciation	(93)	(120)

	428	399

      All capital leases are related to plant and equipment and generally contain purchase options at the end of the lease term.

      Depreciation expenses on property, plant and equipment are as follows:

	Year Ended December 31

	2000	2001	2002

	RMB	RMB	RMB
Owned assets	33,675	33,056	36,079
Assets under capital lease	26	22	27

      The depreciation charge of the Group for the year ended December 31, 2002 included RMB 1,753 relating to impairment provision for plant and equipment held for use. Of this amount, RMB 1,384 was related to the Chemicals and Marketing segment and RMB 369 was for the Refining and Marketing segment.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

      Repair and maintenance costs were RMB 4,974, RMB 4,334 and RMB 5,060 for the years ended December 31, 2000, 2001 and 2002, respectively.

      Bank borrowings are secured on properties at net book value of RMB 1,024 and RMB 426 at December 31, 2001 and 2002, respectively.

      A valuation of the Group’s property, plant and equipment, excluding oil and gas reserves, was carried out during 1999 by independent valuers. The valuation was based on depreciated replacement costs, which will be carried out periodically in the future. The revaluation surplus was credited to revaluation reserve in shareholders’ equity.

17     LONG TERM INVESTMENTS

	At
	December 31,

	2001	2002

	RMB	RMB
Investments in equity affiliates
Share of net assets at end of year	4,083	4,145
Unlisted available-for-sale investments	2,112	2,195

	6,195	6,340
Less: Provision for impairment of investments	(665)	(660)

Total	5,530	5,680

      Movements in provision for impairment of investments are as follows:

	Year Ended December 31,

	2000	2001	2002

	RMB	RMB	RMB
Balance at beginning of year	622	631	665
Provision	23	34	4
Amount written off against provision	(14)	—	(9)

Balance at end of year	631	665	660

      Principal affiliates accounted for under equity method are:

	Country of	Paid-up/	Equity
	Establishment	Registered	Interest
Company Name	and operations	Capital	Held (%)	Principal Activities

Dalian West Pacific Petrochemical Co., Ltd.	PRC	US$258	25.7	Production and sale of refined and petrochemical products

      Share of income of equity affiliates included in the statements of income of the Group was RMB 584, RMB 341 and RMB 268 for the year ended December 31, 2000, 2001 and 2002, respectively.

      Share of net loss of equity affiliates included in retained earnings of the Group was RMB 136 (2001: RMB 260) at December 31, 2002. Dividends received and receivable from equity affiliates were RMB 99 (2001: RMB 171) in 2002.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

      Available-for-sale investments, comprising principally unlisted equity securities, are classified as non-current assets, unless they are expected to be realized within twelve months of the balance sheet date or unless they will need to be sold to raise operating capital.

      Dividend income from available-for-sale was RMB 33, RMB 123 and RMB 60 for the years ended December 31, 2000, 2001 and 2002, respectively.

18     INTANGIBLE AND OTHER ASSETS

      Intangible and other assets consist of the following:

	At December 31,

	2001			2002

		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

	RMB	RMB	RMB	RMB	RMB	RMB
Patents	2,063	(758)	1,305	2,591	(1,006)	1,585
Technical know-how	507	(175)	332	637	(232)	405

Intangible assets	2,570	(933)	1,637	3,228	(1,238)	1,990

Other assets			2,511			2,517

			4,148			4,507

      Amortization on intangible assets was RMB 508, RMB 537 and RMB 676 for the years ended December 31, 2000, 2001 and 2002, respectively.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

19     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	At December 31,

	2001	2002

	RMB	RMB
Trade payables	5,093	8,153
Advances from customers	2,916	4,690
Salaries and welfare payable	3,604	3,915
Accrued expenses	28	8
Dividends payable by subsidiaries to minority shareholders	50	34
Interest payable	385	233
Construction fee and equipment cost payables	13,520	12,521
Payable to Sinopec	1,710	539
Advances from Sinopec	128	80
Other payables	10,270	13,058
Amounts due to related parties
— CNPC	87	1,702
— Fellow subsidiaries	14,891	11,581
— Equity affiliates	528	1,279

	53,210	57,793

      Other payables consist primarily of one-time remedial payment payable and payables for received deposit and earnest money.

      Amounts due to related parties are interest-free, unsecured and repayable in accordance with normal commercial terms.

20     DEBT

     (a) Short-term debt

	At December 31,

	2001	2002

	RMB	RMB
Bank loans
— secured	1,129	274
— unsecured	17,625	13,576
Loans from fellow subsidiaries	1,268	570
Other	128	4

	20,150	14,424
Current portion of long-term debt	5,173	6,209

	25,323	20,633

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

     (b) Long-term debt

		At December 31,

	Interest Rate and Final Maturity	2001	2002

		RMB	RMB
Renminbi-denominated loans:
Bank loans for the development of oil fields and construction of refining plants	Majority variable interest rates ranging from interest free to 6.21% per annum as of December 31, 2002, with maturities through 2010	27,073	23,580
Bank loans for working capital	Majority variable interest rates ranging from interest free to 6.33% per annum as of December 31, 2002, with maturities through 2004	6,393	6,189
Loans from related parties for the development of oil fields and construction of refining plants	Floating interest rates ranging from 4.61% to 5.18% per annum as of December 31, 2002, with maturities through 2032	13,120	15,956
Working capital loans from related parties	Floating interest rate at 4.94% per annum as of December 31, 2002, with maturity through 2004	4,000	4,000
Working capital loans	Fixed interest rates ranging from interest free to 6.32% per annum as of December 31, 2002, with maturities through 2003, including a loan with no fixed repayment term	329	11
US Dollar-denominated loans:
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from free to 8.66% per annum as of December 31, 2002, with maturities through 2038	7,688	4,801
Bank loans for the development of oil fields and construction of refining plants	Floating interest rates ranging from 1.63% to 5.58% per annum as of December 31, 2002, with maturities through 2015	2,853	1,763
Bank loans for acquisition of overseas oil and gas properties	Floating interest rate at LIBOR plus 0.60% per annum as of December 31, 2002, with maturities through 2005	—	1,490
Loans from related parties for the development of oil fields and construction of refining plants	Floating interest rate at LIBOR minus 0.25% per annum as of December 31, 2002, with maturities through 2005	3,633	3,633
Loans from related parties for working capital	Floating interest rate at LIBOR plus 0.40% per annum as of December 31, 2002, with maturities through 2005	—	543
Loans for the development of oil fields and construction of refining plants	Fixed interest rate at 1.55% per annum as of December 31, 2002, with maturities through 2022	654	618

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

		At December 31,

	Interest Rate and Final Maturity	2001	2002

		RMB	RMB
Japanese Yen-denominated loans:
Bank loans for the development of oil fields and construction of refining plants	Majority fixed interest rates ranging from 2.00% to 5.30% per annum as of December 31, 2002, with maturities through 2010	917	723
Euro-denominated loans:
Bank loans for the development of oil fields and construction of refining plants	Majority fixed interest rates ranging from 1.80% to 8.50% per annum as of December 31, 2002, with maturities through 2023	792	463
British Pound-denominated loans:
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rate at 2.85% per annum as of December 31, 2002, with maturities through 2007	603	538
Loans for the development of oil fields and construction of refining plants	Fixed interest rate at 5.17% per annum as of December 31, 2002, with maturities through 2011	788	784

		68,843	65,092
Debentures		1,650	1,650
Capital lease obligations		226	122

Total long-term debt		70,719	66,864
Less: current portion of long-
term debt		(5,173)	(6,209)

		65,546	60,655

      For loans denominated in RMB with floating rates, the rates are re-set annually on the respective anniversary dates based on rates announced by the People’s Bank of China. For loans denominated in currencies other than RMB with floating rates, the rates are re-set quarterly or semi-annually as stipulated in the respective agreements. Debentures were issued at fixed interest rates ranging from 4.50% to 9.00% per annum with maturities through 2007. Other loans represent loans from independent third parties other than banks with interest rates ranging from interest free to 6.32% per annum. Interest free loans amounted to RMB 726 and RMB 353 at December 31, 2001 and 2002, respectively. Interest free loans were treated as government assistance and no imputation of interest expense on such loans was recognized in the Group’s consolidated financial statements.

      Bank borrowings of RMB 1,697 and RMB 939 were guaranteed by CNPC and its subsidiaries at December 31, 2001 and 2002, respectively.

      The Group’s borrowings include secured liabilities (leases and bank borrowings) totalling RMB 1,357 and RMB 398, respectively, at December 31, 2001, and 2002. Bank borrowings are secured over certain of the Group’s property, plant and equipment (see Note 16). Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

	At December 31,

	2001	2002

	RMB	RMB
Total debt:
— at fixed rates	37,319	24,056
— at variable rates	53,550	57,232

	90,869	81,288

Weighted average effective interest rates:
— bank loans	5.66%	4.92%
— loans from related parties	4.82%	4.33%
— loans from third parties	3.13%	3.58%
— debentures	5.32%	5.32%
— capital lease obligations	3.98%	3.38%

      The carrying amounts and fair values of long-term debt (excluding capital lease obligations) are as follows:

	Carrying amounts
	At December 31,

	2001	2002

	RMB	RMB
Bank loans	46,319	39,547
Loans from related parties	20,753	24,132
Debentures	1,650	1,650
Other	1,771	1,413

	70,493	66,742

	Fair values
	At December 31,

	2001	2002

	RMB	RMB
Bank loans	46,542	39,413
Loans from related parties	20,752	24,133
Debentures	1,604	1,646
Other	1,588	1,203

	70,486	66,395

      The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the balance sheet dates. Such discount rates ranged from 0.81% to 7.62% per annum as of December 31, 2002 depending on the type of the debt. The carrying amounts of short-term debt and capital lease obligations approximate their fair value.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

      Maturities of long-term debt (excluding capital lease obligations) at the dates indicated below are as follows:

	At December 31,

	2001	2002

	RMB	RMB
First year	5,069	6,143
Second year	6,190	19,541
Third year	22,064	16,322
Fourth year	13,864	9,700
Fifth year	7,926	5,935
Thereafter	15,380	9,101

	70,493	66,742

      Future minimum payments on capital lease obligations at the dates indicated below are as follows:

	At December 31,

	2001	2002

	RMB	RMB
First year	112	70
Second year	70	41
Third year	41	17
Fourth year	17	—

	240	128
Future finance charges on capital lease obligations	(14)	(6)

Present value of capital lease obligations	226	122

The present value of capital lease obligations can be analyzed as follows:
First year	104	66
Second year	66	39
Third year	39	17
Fourth year	17	—

	226	122

21     DEFERRED INCOME TAXES

      Deferred income taxes are calculated on temporary differences under the liability method using a principal tax rate of 33%.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

      The movements in the deferred income tax account are as follows:

	Year Ended December 31

	2000	2001	2002

	RMB	RMB	RMB
At beginning of year	1,182	3,169	7,030
Income statement charge (Note 7)	1,987	3,861	2,897

At end of year	3,169	7,030	9,927

      Deferred tax balances are attributable to the following items:

	At December 31,

	2001	2002

	RMB	RMB
Deferred tax assets
Current
Provisions, primarily for receivables and inventories	3,471	3,568
Tax losses of subsidiaries	111	111
Non current
Shut down of manufacturing assets and impairment of long-term assets	643	613
Other	182	182

Total deferred tax assets	4,407	4,474

Deferred tax liabilities
Current
Sales (note (i))	4,401	4,401
Non current
Accelerated depreciation	7,036	10,000

Total deferred tax liabilities	11,437	14,401

Net deferred tax liabilities	7,030	9,927

(i)	Prior to the formation of the Company in November 1999, certain crude oil sales were exempted from income tax purposes. Upon formation of the Company, such exemption ceased to be available. A portion of the previously exempted items may become taxable at a later date in certain circumstances at the discretion of the tax authorities.

(ii)	The Group has an unrecognised tax loss of RMB 1,748 (2001: RMB 1,439) at December 31, 2002, arising from a subsidiary which files separate tax returns and has provided a valuation allowance for this amount. The unrecognised tax loss may be carried forward by the subsidiary through years ending December 31, 2007. No valuation allowances were recognised on other deferred tax assets as the Company anticipates to fully realise such assets.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

22     SHARE CAPITAL

	At December 31,

	2001	2002

	RMB	RMB
Registered, issued and fully paid:
State-owned shares	158,242	158,242
H shares	17,582	17,582

	175,824	175,824

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

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

23     RESERVES

	Year Ended
	December 31

	2001	2002

	RMB	RMB
Revaluation Reserve
Beginning balance	79,945	79,945

Ending balance	79,945	79,945
Capital Reserve
Beginning balance	(28,757)	(28,567)
Premium arising from issue of shares by an equity affiliate	56	—
Contribution from CNPC to marketing enterprises	134	10

Ending balance	(28,567)	(28,557)
Statutory Common Reserve Fund (Note a)
Beginning balance	8,948	16,219
Transfer from retained earnings to reserves	7,271	3,909

Ending balance	16,219	20,128
Statutory Common Welfare Fund (Note b)
Beginning balance	6,407	11,578
Transfer from retained earnings to reserves	5,171	1,954

Ending balance	11,578	13,532
Other Reserves
Beginning balance	—	—
Payment to CNPC for acquisition of marketing enterprises (Note 2)	—	(3,200)

Ending balance	—	(3,200)

	79,175	81,848

(a)	Pursuant to PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net income, as determined under the PRC accounting regulations, to statutory common reserve fund until the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

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

(b)	Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 5% to 10% of its net income, as determined under the PRC accounting regulations, to the statutory common welfare fund. This fund can only be used to provide staff

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

welfare facilities and other collective benefits to the Company’s employees. This fund is non-distributable other than in liquidation. The directors have proposed to transfer 5% (2001: 9%) of the net income, as determined under the PRC accounting regulations, for the year ended December 31, 2002 to the statutory common welfare fund.

(c)	The Company’s distributable reserve is the retained earnings computed under the PRC accounting regulations, which amounted to RMB 37,374 (2001: RMB 25,258) as of December 31, 2002. The distributable reserve computed under the PRC accounting regulations at December 31, 2002 had been arrived at after the accrual for the proposed final dividend in respect of year 2002 of RMB 12,299 (Note 9 (vii)).

(d)	As of December 31, 2002, revaluation surpluses relating to depreciation and disposals amounted to approximately RMB 29,560 (2001: RMB 21,179).

24     PENSIONS

      The Group participates in various retirement benefit plans organized by municipal and provincial governments under which it is required to make monthly contributions to these plans at rates ranging from 16% to 22% of the employees’ basic salary for the relevant periods. The Group currently has no additional cost for the payment of retirement and other post-retirement benefits of employees other than the monthly contributions described above. Expenses incurred by the Group in connection with the retirement benefit plans were RMB 1,907, RMB 1,893 and RMB 2,109, respectively, for the years ended December 31, 2000, 2001 and 2002.

25     FINANCIAL INSTRUMENTS

      The Group holds or issues various financial instruments which expose it to credit, interest rate, foreign exchange rate and fair value risks. In addition, the Group’s operations are affected by certain commodity price movements. The Group historically has not used derivative instruments for hedging or trading purposes. Such activities are subject to policies approved by the Group’s senior management. Substantially all of the financial instruments the Group holds is for purposes other than trading. The Group regards an effective market risk system as an important element of the Group’s treasury function and is continuously enhancing its systems. A primary objective is to implement certain methodologies to better measure and monitor risk exposures.

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

(Amounts in millions except per share data or unless otherwise stated)

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

     (d) Commodity price risk

      The Group is engaged in a broad range of petroleum related activities. The hydrocarbon commodity markets are influenced by global as well as regional supply and demand conditions. The PRC government currently publishes prices for onshore crude oil, gasoline and diesel according to international benchmark prices. A decline in prices of crude oil and refined products could adversely affect its financial performance. The Group historically has not used commodity derivative instruments to hedge the potential price fluctuations of crude oil and other refined products. Therefore, during 2002 and 2001, the Group was exposed to the general price fluctuations of broadly traded oil and gas commodities.

     (e) Fair values

      The carrying amounts of the following financial assets and financial liabilities approximate their fair value: cash, short-term investments, trade receivables and payables, other receivables and payables, lease obligations, short-term debt and floating rate long-term debt. The fair value of the fixed rate long-term debt is likely to be different from their carrying amounts, but the amounts borrowed at fixed rates are not significant; the difference between fair value and carrying amounts is likely to be immaterial.

26     CONTINGENT LIABILITIES

     (a) Bank and other guarantees

      At December 31, 2002, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.

     (b) Environmental liabilities

      CNPC and the Group have operated in China for many years and certain environmental problems have developed. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, management believes that there are no probable

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

liabilities that are in addition to amounts, which have already been reflected in the financial statements, that will have a material adverse effect on the financial position of the Group.

     (c) Legal contingencies

      The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

     (d) Leasing of roads, land and buildings

      According to the Restructuring Agreement entered into between the Company and CNPC in 1999 upon the formation of the Company, CNPC has undertaken to the Company the following:

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

      As at December 31, 2002, CNPC has obtained formal land use right certificates in relation to 22,670 out of the above-mentioned 28,649 parcels of land, some building ownership certificates for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The Directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In management’s opinion, the outcome of the above events will not have a material adverse effect on the results of operations or the financial position of the Group.

     (e) Group insurance

      Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, management believes it could have a material impact on the operating results and would not have a material adverse effect on the financial position of the Group.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

     (f) Cost reduction measures

      The Company may further streamline production facilities within the next several years to further improve the operating efficiency and competitiveness of the Group. Management has not approved all significant actions to be taken to complete such plan. Management does not believe it will have a material adverse impact on the Group’s financial position, but it could have a material adverse effect on the Group’s results of operations.

27     COMMITMENTS

     (a) Operating lease commitments

      Operating lease commitments of the Group are mainly for leasing of land and buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2001 and 2002 under non-cancelable operating leases are as follows:

	At December 31,

	2001	2002

	RMB	RMB
First year	2,421	2,403
Second year	2,139	2,265
Third year	2,083	2,255
Fourth year	2,077	2,246
Fifth year	2,093	2,248
Thereafter	86,793	86,682

	97,606	98,099

      Operating lease expenses for land and buildings and equipment were RMB 2,536, RMB 2,928 and RMB 2,942 for the years ended December 31, 2000, 2001 and 2002 respectively.

     (b) Capital commitments

	At December 31,

	2001	2002

	RMB	RMB
Capital expenditure contracted for at the balance sheet date but not recognized in the financial statements is as follows:
Oil and gas properties	539	180
Plant and equipment	54	2,898
Other	89	198

	682	3,276

     (c) Exploration and production licenses

      The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 126, RMB 130 and RMB 202 for the years ended December 31, 2000, 2001 and 2002 respectively.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

      Estimated annual payments in the future are as follows:

RMB

2003	382
2004	515
2005	618
2006	681
2007 and thereafter	840

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

28     ACQUISITION

      On April 22, 2002 the Group acquired all of the share capital of PetroChina International Indonesia Limited (formerly Devon Energy Indonesia Ltd.) (“Devon”). This company is engaged in the exploration and production of crude oil and natural gas in Indonesia. The acquired business contributed turnover of RMB 632 and operating profit of RMB 132 to the Group for the year ended December 31, 2002, and its assets and liabilities at December 31, 2002 were respectively RMB 2,276 and RMB 76.

      In addition, the Group increased its equity interests in PetroChina Tarim Oil (Gas) Transportation Limited (“Tashu”) and Jilian (Jilin) Petrochemicals Limited (“Jilian”) respectively by 53.1% in November and 35% in December 2002, and the two entities became the subsidiaries of the Company at the respective dates of acquisitions. The acquired business did not contribute significant turnover and operating profit to the Group for the year ended December 31, 2002.

      Other than for land and buildings, the fair value of the net assets approximated the book value of the net assets acquired, and no plant closure provisions or other restructuring provisions were required.

      Details of net assets acquired are as follows:

	Devon	Jilian	Tashu	Total

	RMB	RMB	RMB	RMB
Purchase consideration	2,068	135	337	2,540

Fair value of net assets acquired	2,068	135	337	2,540

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

      The assets and liabilities arising from the acquisition are as follows:

	Devon	Jilian	Tashu	Total

	RMB	RMB	RMB	RMB
Cash and cash equivalents	64	8	264	336
Property, plant and equipment (Note 16)	1,709	808	613	3,130
Inventories	4	157	2	163
Accounts receivable	132	53	18	203
Prepaid expenses and other current assets	236	24	—	260
Accounts payable and accrued liabilities	(64)	(260)	(262)	(586)
Short-term debt	—	(96)	—	(96)
Long-term debt	—	(308)	—	(308)
Income tax payable	(13)	—	—	(13)

	2,068	386	635	3,089
Equity interest acquired	100.0%	35.0%	53.1%
Fair value of net assets acquired	2,068	135	337	2,540
Less: Cash and cash equivalents acquired	(64)	(8)	(264)	(336)
Consideration not yet settled	—	(54)	—	(54)

Cash outflow on acquisition	2,004	73	73	2,150

29     MAJOR CUSTOMERS

      The Group’s major customers are as follows:

	Year Ended December 31,

	2000		2001		2002

		% to		% to		% to
		Total		Total		Total
	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue

	RMB	%	RMB	%	RMB	%
Sinopec	36,587	15	26,046	11	26,497	11
CNPC	10,630	4	8,769	4	7,772	3

	47,217	19	34,815	15	34,269	14

30     RELATED PARTY TRANSACTIONS

      The Group is part of a larger group of companies under CNPC and has extensive transactions and relationships with members of the CNPC group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Related parties refer to corporations in which CNPC is a major shareholder and is able to control or exercise significant influence.

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

(Amounts in millions except per share data or unless otherwise stated)

      The majority of the Group’s business activities are conducted with state-owned enterprises. Sale of certain products to these state-owned enterprises are at state-prescribed prices. The Group considers that these sales are activities in the ordinary course of business and has not accumulated or disclosed such related party transactions.

      As a result of the Restructuring (Note 1), the Company and CNPC entered into a Comprehensive Products and Services Agreement for a range of products and services which may be required and requested by either party; a Land Use Rights Leasing Contract (Note 26(d)) under which CNPC leases 42,476 parcels of land located throughout the PRC to the Company; and a Buildings Leasing Contract under which CNPC leases 191 buildings, located throughout the PRC to the Company.

      The term of the Comprehensive Products and Services Agreement is 10 years commencing from November 5, 1999. The products and services to be provided by the CNPC group to the Company under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services, and financial services. The products and services are provided in accordance with (1) state-prescribed prices; or (2) where there is no state-prescribed price, relevant market prices; or (3) where neither (1) nor (2) is applicable, actual cost incurred; or the agreed contractual price, being the actual cost plus a margin of no more than 15% for certain construction and technical services, and 3% for all other types of services.

      The Land Use Rights Contract provides for the lease of an aggregate area of approximately 1,145 million square meters of land located throughout the PRC to members of the Company for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after the expiration of 10 years, be adjusted by agreement between the Company and CNPC.

      Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC are leased at an aggregate annual fee of RMB 39 for a term of 20 years.

      The Company also entered into a Supplemental Buildings Leasing Agreement with CNPC in September 2002 to lease an additional 404 buildings covering an aggregate of approximately 442,730 square meters at annual rental of RMB 157. The Supplemental Buildings Agreement will expire at the same time as the Building Leasing Agreement.

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

(Amounts in millions except per share data or unless otherwise stated)

      In addition to the related party information shown elsewhere in the financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and entities controlled by CNPC during the periods indicated below:

	Notes		Year Ended December 31,

			2000	2001	2002

			RMB	RMB	RMB
Sale of goods	(a	)	10,630	8,769	7,772
Fees paid for construction and technical services	(b	)
— Exploration and development services	(c	)	21,007	20,570	21,781
— Other construction and technical services	(d	)	15,453	14,592	16,324
Fees for production services	(e	)	15,007	15,581	15,743
Social services charge	(f	)	1,352	1,261	1,243
Ancillary service charges	(g	)	2,145	2,087	1,713
Interest income	(h	)	42	26	25
Interest expense	(i	)	940	1,112	1,086
Rental expense	(j	)	2,048	1,968	1,916
Commission expense and other charges	(k	)	1,087	977	936

Notes:

(a)	Represents sale of crude oil, refined and chemical products conducted principally at market prices.

(b)	Under the Comprehensive Products and Services Agreement entered into between CNPC and the Company, certain construction and technical services provided by CNPC are charged at cost plus an additional cost of no more than 15%, including exploration and development services and oilfield construction services.

(c)	Direct costs for exploration and development services comprise geophysical survey, drilling, well cementing, logging, and well testing.

(d)	The fees paid for other construction and technical services comprise fees for construction of refineries and chemical plants and technical services in connection with oil and gas exploration and production activities such as oilfield construction, technology research, engineering and design, etc.

(e)	The fees paid for production services comprise fees for the repair of machinery, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery.

(f)	These represent expenditures for social welfare and support services which are charged at cost.

(g)	Ancillary service charges represent mainly fees for property management, the provision of training centers, guesthouses, canteens, public shower rooms, etc.

(h)	The Group had deposits placed with China Petroleum Finance Company Limited (“CP Finance”), a subsidiary of CNPC and a non-bank financial institution approved by the People’s Bank of China, amounting to RMB 1,018, RMB 1,239 and RMB 2,861 as of December 31, 2000, 2001 and 2002 respectively. The deposits yield interest at prevailing saving deposit rates.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

(i)	The Group had unsecured short-term and long-term loans from CP Finance amounting to RMB 23,896, RMB 22,021 and RMB 24,702 as of December 31, 2000, 2001 and 2002 respectively, included under loans from related parties. The loans were interested bearing at market rates.

(j)	Rental expenses are calculated in accordance with the lease agreements entered into between the Company and CNPC.

(k)	CNPC purchases materials on behalf of the Company and charges commission thereon. The commission is calculated at rates ranging from 1% to 5% of the goods purchased.

(l)	The Group had a 4.73% equity interest in CP Finance at a book value of RMB 94 as of December 31, 2000, 2001 and 2002.

31     EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

      Details of the directors’ and supervisors’ emoluments are as follows:

	Year Ended December 31

	2000	2001	2002

	RMB’000	RMB’000	RMB’000
Fee for directors and supervisors	140	170	128
Salaries, allowances and other benefits	972	1,104	1,042
Contribution to retirement benefit scheme	27	23	25

	1,139	1,297	1,195

      The emoluments of the directors and supervisors fall within the following bands:

	Year Ended December 31

	2000	2001	2002

	Number	Number	Number
Nil — RMB 1	12	12	13

      Fee for directors and supervisors disclosed above included RMB 66 thousand for the year ended December 31, 2002, (RMB 95 thousand in 2000 and RMB 108 thousand in 2001) paid to independent non-executive directors.

      None of the directors and supervisors has waived their remuneration during the periods indicated above.

      The five highest paid individuals in the Group for each of the periods indicated above were also directors or supervisors and their emoluments are reflected in the analysis presented above.

      The Company has adopted a share option scheme, which is a share appreciation right arrangement payable in cash to the recipient upon exercise of the rights, which become effective on the initial public offering of the H shares of the Company on April 7, 2000. The directors, supervisors and senior executives of the Company are eligible for the scheme. 35,000,000 units of share appreciation rights were granted to the directors and supervisors and 87,000,000 units of share appreciation rights were granted to senior executives.

      The rights can be exercised on or after the third anniversary of the grant, i.e. on or after April 8, 2003 up to April 7, 2008. The exercise price is the price as at the initial public offering being HK$1.28 per share or approximately RMB 1.36 per share.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

      At December 31, 2002 the liability for the units awarded under the scheme has been recognized in the financial statements. It has been calculated based on the difference between the exercise price and the market price of the shares and amounted to approximately RMB 34.

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

      Substantially all assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. In addition to its operations in the PRC, as disclosed in Note 28, the Group had acquired all the share capital of Devon Energy Indonesia Ltd., a company engaging in the exploration and production of crude oil and natural gas in Indonesia.

      The accounting policies of the operating segments are the same as those described in Note 3 — “Summary of Principal Accounting Policies”.

      Operating segment information for the years ended December 31, 2000, 2001 and 2002 is presented below:

Primary reporting format — business segments

	Exploration	Refining	Chemicals
	and	and	and	Natural
Year Ended December 31, 2000	Production	Marketing	Marketing	Gas	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Sales and other operating revenues (including inter-segment)	170,928	164,435	33,364	7,163	—	375,890
Less: Inter-segment sales	(121,265)	(8,176)	(355)	(815)	—	(130,611)

Total sales and other operating revenues from external customers	49,663	156,259	33,009	6,348	—	245,279

Depreciation, depletion and amortization	(21,354)	(6,376)	(5,728)	(624)	(127)	(34,209)

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

	Exploration	Refining	Chemicals
	and	and	and	Natural
Year Ended December 31, 2000	Production	Marketing	Marketing	Gas	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Segment result	99,375	2,205	2,004	89	(500)	103,173
Other costs	(4,232)	(11,273)	(1,934)	(75)	(226)	(17,740)

Income/(loss) from operations	95,143	(9,068)	70	14	(726)	85,433

Finance costs						(4,523)
Equity in income of affiliates accounted for by equity method	280	143	51	—	110	584

Income before income taxes						81,494
Income taxes						(27,014)
Minority interests						165

Net income						54,645

Interest income	914	497	959	70	1,234	3,674
Less:
Inter-segment interest income						(3,083)

Interest income from external sources						591

Interest expense	(3,412)	(1,950)	(2,523)	(226)	(1,258)	(9,369)
Less:
Inter-segment interest expense						3,083

Interest expense to external sources						(6,286)

Segment assets	257,706	117,209	76,434	11,990	355,014	818,353
Elimination of inter-segment balances						(389,466)
Investments in equity affiliates	809	1,520	385	5	440	3,159

Total assets						432,046

Segment capital expenditure — for property, plant and equipment	38,654	13,595	4,104	3,214	563	60,130
Segment liabilities	92,421	67,130	52,426	7,688	83,694	303,359
Other liabilities						19,961
Elimination of inter-segment balances						(167,909)

Total liabilities						155,411

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

	Exploration	Refining	Chemicals
	and	and	and	Natural
Year Ended December 31, 2001	Production	Marketing	Marketing	Gas	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Sales and other operating revenues (including inter-segment)	148,277	171,961	31,776	11,321	—	363,335
Less: Inter-segment sales	(110,738)	(8,436)	(462)	(2,379)	—	(122,015)

Total sales and other operating revenues from external customers	37,539	163,525	31,314	8,942	—	241,320

Depreciation, depletion and Amortization	(21,419)	(5,804)	(5,171)	(1,113)	(108)	(33,615)
Segment result	81,679	10,214	129	1,142	(378)	92,786
Other costs	(4,747)	(13,538)	(2,503)	(420)	(439)	(21,647)

Income/(loss) from operations	76,932	(3,324)	(2,374)	722	(817)	71,139

Finance costs						(3,349)
Equity in income/(loss) of affiliates accounted for by equity method	162	38	29	(9)	121	341

Income before income taxes						68,131
Income taxes						(23,066)
Minority interests						404

Net income						45,469

Interest income	1,893	1,191	493	104	4,955	8,636
Less:
Inter-segment interest income						(7,827)

Interest income from external sources						809

Interest expense	(2,896)	(2,667)	(1,991)	(310)	(4,371)	(12,235)
Less:
Inter-segment interest expense						7,827

Interest expense to external sources						(4,408)

Segment assets	268,955	118,154	73,341	22,370	412,684	895,504
Elimination of inter-segment balances						(436,922)
Investments in equity affiliates	1,194	1,080	590	627	592	4,083

Total assets						462,665

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

	Exploration	Refining	Chemicals
	and	and	and	Natural
Year Ended December 31, 2001	Production	Marketing	Marketing	Gas	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Segment capital expenditure — for property, plant and equipment	41,193	11,416	4,062	4,557	321	61,549
Segment liabilities	84,369	70,182	49,526	11,547	115,097	330,721
Other liabilities						21,564
Elimination of inter-segment balances						(185,362)

Total liabilities						166,923

	Exploration	Refining	Chemicals
	and	and	and	Natural
Year Ended December 31, 2002	Production	Marketing	Marketing	Gas	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Sales and other operating revenues (including inter-segment)	147,308	174,621	29,661	12,733	—	364,323
Less: Inter-segment sales	(106,266)	(9,988)	(1,093)	(2,552)	—	(119,899)

Total sales and other operating revenues from external customers	41,042	164,633	28,568	10,181	—	244,424

Depreciation, depletion and Amortization	(21,972)	(7,144)	(6,336)	(1,213)	(117)	(36,782)
Segment result	76,943	17,815	(1,217)	1,796	(462)	94,875
Other costs	(4,804)	(14,997)	(1,945)	(244)	(544)	(22,534)

Income/(loss) from operations	72,139	2,818	(3,162)	1,552	(1,006)	72,341

Finance costs						(3,369)
Equity in income/(loss) of affiliates accounted for by equity method	(38)	12	(8)	71	231	268

Income before income taxes						69,240
Income taxes						(22,231)
Minority interests						(99)

Net income						46,910

Interest income	1,942	1,061	1,136	109	4,499	8,747
Less:
Inter-segment interest income						(8,284)

Interest income from external sources						463

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

	Exploration	Refining	Chemicals
	and	and	and	Natural
Year Ended December 31, 2002	Production	Marketing	Marketing	Gas	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Interest expense	(2,979)	(2,516)	(1,810)	(263)	(4,232)	(11,800)
Less:
Inter-segment interest expense						8,284

Interest expense to external sources						(3,516)

Segment assets	289,277	113,751	64,169	33,740	427,709	928,646
Elimination of inter-segment balances						(449,642)
Investments in equity affiliates	1,422	1,774	178	6	765	4,145

Total assets						483,149

Segment capital expenditure — for property, plant and equipment	46,078	11,327	3,175	13,013	133	73,726
Segment liabilities	89,663	68,701	44,318	22,488	113,236	338,406
Other liabilities						20,927
Elimination of inter-segment balances						(197,714)

Total liabilities						161,619

Note (a) —	Intersegment sales are conducted principally at market price.

Note (b) —	Segment result is income from operations before other costs. Other costs include selling, general and administrative expenses and other net (expense)/income.

Note (c) —	Segment results for the year ended December 31, 2000 included the effect of employee separation costs and shut down of manufacturing assets (Note 5); segment results for the year ended December 31, 2001 included the effect of employee separation costs (Note 5); the segment results for the year ended December 31, 2002 included impairment provision for property, plant and equipment (Note 16) and shut down of manufacturing assets (Note 5).

Note (d) —	Elimination of intersegment balances are elimination of intersegment current accounts and investments.

Note (e) —	Effective January 1, 2001, the results of operations, together with the corresponding assets and liabilities, of certain pipeline operations of the Group are reclassified from the Refining and Marketing Segment to the Natural Gas and Pipeline Segment to reflect the changes in the manner under which these operations are managed. The results of operations, together with the corresponding assets and liabilities, of these pipeline operations were included in the Refining and Marketing Segment in the segment

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

information for the year ended December 31, 2000. Selected financial data of these pipeline operations as of and for the year ended December 31,2000 is as follows:

2000

RMB
Sales and other operating revenues (including inter-segment)	2,506
Total sales and other operating revenues from external customers	976
Depreciation, depletion and amortization	539
Segment result	166
Other costs	137
Income from operations	29
Equity in income of affiliates accounted for by equity method	60
Interest income	4
Interest expense	91
Segment assets	7,789
Segment liabilities	2,653

Secondary reporting format — geographical segments

		Total	Capital
Year Ended December 31, 2002	Turnover	assets	expenditure

	RMB	RMB	RMB
PRC	243,792	480,873	71,774
Others (Exploration and Production)	632	2,276	1,952

	244,424	483,149	73,726

33     SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

      The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), which may differ in certain material respects from the accounting principles generally accepted in the United States of America (US GAAP). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

      Effect on net income of significant differences between IFRS and US GAAP is as follows:

	Year Ended December 31

	2000	2001	2002	2002

	RMB	RMB	RMB	US$
Net income under IFRS	54,645	45,469	46,910	5,665
US GAAP adjustments:
Depreciation charges on fixed assets revaluation gain	8,483	8,305	8,157	985
Depreciation charges on fixed assets revaluation loss	(112)	(112)	(112)	(14)
Loss on disposal of fixed assets	63	53	224	27
Income tax effect	(2,783)	(2,721)	(2,729)	(329)
Minority interests	(60)	(60)	(60)	(7)
One time remedial payments for staff housing	—	—	(2,553)	(308)

Net income under US GAAP	60,236	50,934	49,837	6,019

Basic and diluted net income per share	0.35	0.29	0.28	0.03

      Effect on shareholders’ equity of significant differences between IFRS and US GAAP is as follows:

	At December 31

	2001	2002	2002

	RMB	RMB	US$
Shareholders’ equity under IFRS	290,606	316,676	38,246
US GAAP adjustments:
Reversal of fixed assets revaluation gain	(80,549)	(80,549)	(9,728)
Depreciation charges on fixed assets revaluation gain	21,063	29,220	3,529
Reversal of fixed assets revaluation loss	1,122	1,122	136
Depreciation charges on fixed assets revaluation loss	(224)	(336)	(41)
Loss on disposal of fixed assets	116	340	41
Deferred tax assets on revaluation	19,296	16,567	2,001
Minority interests	484	424	51
Effect on the retained earnings from the one time remedial payments for staff housing borne by the state shareholder of the Company	—	(2,553)	(308)
Effect on the other reserves of the shareholders’ equity from the one time remedial payments for staff housing borne by the state shareholder of the Company	—	2,553	308

Shareholders’ equity under US GAAP	251,914	283,464	34,235

      In preparing the summary of differences between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these financial statements to determine reported

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

amounts, including realizability, useful lives of tangible and intangible assets, income taxes and other areas. Actual results could differ from those estimates.

      A summary of the principal differences and additional disclosures applicable to the Group is set out below:

          (a) Revaluation of fixed assets

As described in Note 16, the fixed assets, excluding oil and gas reserves, transferred to the Company by CNPC were appraised as of June 30, 1999, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC, China Enterprise Appraisal. The revaluation of the fixed assets transferred resulted in RMB 80,549 in excess of the prior carrying value and a revaluation loss of RMB 1,122 on certain fixed asset items. The depreciation charge on the revaluation surplus from January 1, 2000 to December 31, 2000 was RMB 8,483, from January 1, 2001 to December 31, 2001 was 8,305, and from January 1, 2002 to December 31, 2002 was RMB 8,157.

For purposes of reconciling to the US GAAP financial data, the effect of the revaluation and the related depreciation charges is reversed. A deferred tax asset relating to the reversal of the revaluation effect is established, together with a corresponding increase in the shareholders’ equity. Under a special approval granted by the Ministry of Finance, the effect of the revaluation is available as additional depreciation base for purposes of determining taxable income.

          (b) Related party transactions

The Group has disclosed in Note 29 transactions with significant customers and in Notes 13, 15, 19, 20 and 30 transactions and balances with its immediate parent, CNPC, and related companies. CNPC is owned by the PRC government, which also owns a significant portion of the productive assets in the PRC. IFRS exempts state controlled enterprises from disclosing transactions with other state controlled enterprises. IFRS also excludes from related parties government departments and agencies to the extent that such dealings are in the normal course of business. US GAAP contains no similar exemptions but requires disclosure of material related party transactions. The Group believes that it has provided meaningful disclosures of related party transactions through the major customer disclosures in Note 29 and the transactions with the CNPC Group disclosed in Note 30. Although the majority of the Group’s activities are with PRC government authorities and affiliates and other state controlled enterprises, none individually constitutes a major customer or supplier other than those disclosed.

          (c) One-time remedial payments for staff housing

As disclosed in Note 4, certain employees of the Group who joined the workforce prior to December 31, 1998 and have housing conditions below local standards are to be reimbursed for such differentials. These one-time remedial payments are to be borne by the state-owner of the Company, CNPC. Under IFRS, such direct payments to employees or reimbursements will not be recorded through the consolidated income statement of the Group. US GAAP contains no such exemption but requires this principal shareholder’s action on behalf of the Company to be recorded in the consolidated income statement. During the year ended December 31, 2002, the Group and CNPC completed the process of estimating the amount that are payable to qualified employees of the Group. This amount, RMB 2,553, has been reflected in determining net income of the Group for the year ended December 31, 2002, under US GAAP. Since this

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

amount is borne by CNPC, a corresponding amount has been included as an addition to the other reserves in the shareholders’ equity of the Group.

          (d) Recent US accounting pronouncements

In August 2001, FASB issued Statement of Financial Accounting Standards No. 143 (FAS 143), “Accounting for Asset Retirement Obligations”. FAS 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. FAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Group is evaluating the effect of adoption of FAS 143.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (FAS 146). This Standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, “Liability Recognition for Certain Costs, Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 replaces EITF 94-3 and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Group will comply with FAS 146 beginning in 2003.

FASB issued Interpretation (FIN) 45, “Guarantor — Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, in November 2002. FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions under FIN 45 are applicable prospectively to guarantees issued or modified after December 31, 2002. The adoption of disclosure requirements that are effective for the year ended December 31, 2002, did not have a material effect on the consolidated financial statements of the Group.

Issued in January 2003, FIN 46, “Consolidation of Variable Interest Entities”, provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company has not yet completed its assessment of the accounting effects from this new accounting interpretation upon adoption.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

34     PRINCIPAL SUBSIDIARIES

	Country of		Type of	Attributable
	Incorporation	Paid-up	Legal	Equity
Company Name	and Operation	Capital	Entity	Interest	Principal Activities

		RMB		%
*Daqing Oilfield Company Limited (Note)	PRC	47,500	phi	100.00	Exploration, production and the sale of crude oil and natural gas; production and sale of refined products
*Jinzhou Petrochemical Co., Ltd.	PRC	788	psi	80.95	Production and sale of oil and chemical products
*Jilin Chemical Industrial Company Limited	PRC	3,561	psi	67.29	Production and sale of chemical products
Daqing Yu Shu Lin Oilfield Company Limited	PRC	1,272	phi	88.16	Exploration and production of crude oil and natural gas
*Liaohe Jinma Oilfield Company Limited	PRC	1,100	psi	81.82	Exploration, production, transportation and sale of crude oil and natural gas
*PetroChina International Limited	British Virgin Islands	USD 0.9	phi	100.00	Exploration and production of crude oil and natural gas outside of PRC
PetroChina International Indonesia Limited	Bahamas	USD0.005	phi	100.00	Exploration and production of crude oil and natural gas in Indonesia

phi —	Limited liability company.

psi —	Joint stock company with limited liability.

*	Subsidiaries directly held by the Company as of December 31, 2002.

Note — Daqing Oilfield Company Limited, previously operated as a branch of the Company, was incorporated on January 1, 2000. The assets and liabilities of the branch were transferred to Daqing Oilfield Company Limited on January 1, 2000 at their then carrying values.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except per share data or unless otherwise stated)

35     APPROVAL OF FINANCIAL STATEMENTS

      The financial statements were approved by the board of directors on March 31, 2003 and will be submitted to the shareholders for approval at the annual general meeting to be held on May 28, 2003.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

Results of Operations

	Year Ended December 31

	2000	2001	2002

	RMB	RMB	RMB
Sales and other operating revenues
Sales to third parties	49,663	37,539	41,042
Inter-segment sales	121,265	110,738	106,266

	170,928	148,277	147,308
Production costs excluding taxes	(31,237)	(29,224)	(29,913)
Exploration expenses	(8,680)	(7,344)	(8,095)
Depreciation, depletion and amortization	(17,716)	(18,423)	(18,302)
Taxes other than income taxes	(4,758)	(4,921)	(5,299)

Income before income taxes	108,537	88,365	85,699
Income taxes	(35,817)	(29,160)	(25,958)

Results of operations from producing activities	72,720	59,205	59,741

Income from equity affiliates’ results of operations from producing activities	174	178	132

Capitalized Costs

	Year Ended December 31

	2000	2001	2002

	RMB	RMB	RMB
Property costs	—	—	—
Producing assets	198,266	212,526	236,856
Support facilities	86,808	92,573	101,142
Construction-in-progress	9,775	9,755	7,895

Total capitalized costs	294,849	314,854	345,893
Accumulated depreciation, depletion and amortization	(116,925)	(124,612)	(137,653)

Net capitalized costs	177,924	190,242	208,240

Share of equity affiliates’ net capitalized costs	772	813	815

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(Amounts in millions unless otherwise stated)

Costs Incurred in Property Acquisitions, Exploration and Development Activities

	Year Ended December 31

	2000	2001	2002

	RMB	RMB	RMB
Property acquisition costs	—	—	—
Exploration costs	10,856	10,146	10,704
Development costs	27,764	29,445	35,558

Total	38,620	39,591	46,262

Share of equity affiliates’ costs of property acquisition, exploration, and development	100	303	228

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

      Proved reserve estimates as of December 31, 2000, 2001 and 2002 were based on a report prepared by DeGolyer and MacNaughton, independent engineering consultants. These reserve estimates were prepared for each oil and gas region (as opposed to individual fields within a region) and adjusted for the estimated effects of using prices and costs prevailing at the end of the period. The Company’s reserve estimates include only crude oil and natural gas, which the Company believes can be reasonably produced within the current terms of production licenses.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(Amounts in millions unless otherwise stated)

      Estimated quantities of net proved oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the period indicated are as follows:

	Crude Oil and
	Condensate	Natural Gas

	(millions of	(billions of
	barrels)	cubic feet)
Proved developed and undeveloped
Reserves at January 1, 2000	10,999	24,603
Changes resulting from:
Revisions of previous estimates	138	340
Improved recovery	363	—
Extensions and discoveries	297	8,237
Production	(765)	(647)

Reserves at December 31, 2000	11,032	32,533

Changes resulting from:
Revisions of previous estimates	189	488
Improved recovery	141	36
Extensions and discoveries	360	3,773
Production	(763)	(727)

Reserves at December 31, 2001	10,959	36,103

Changes resulting from:
Revisions of previous estimates	349	(225)
Improved recovery	31	—
Extensions and discoveries	330	3,540
Purchases of Minerals in Place	38	193
Production	(770)	(794)

Reserves at December 31, 2002	10,937	38,817

Proved developed reserves at:
December 31, 2000	9,546	12,503
December 31, 2001	9,309	12,946
December 31, 2002	9,198	11,921
Proportional interest in proved reserves of equity affiliates
December 31, 2000	61	2
December 31, 2001	62	1
December 31, 2002	62	2

      At December 31, 2002, 10,903 million barrels of crude oil and condensate and 38,624 billion cubic feet of nature gas proved developed and undeveloped reserves are located within China, and 34 million barrels of crude oil and condensate and 193 billion cubic feet of nature gas proved developed and undeveloped reserves are located in Indonesia.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(Amounts in millions unless otherwise stated)

Standardized Measure

      The following disclosures concerning the standardized measure of future cash flows from proved oil and gas reserves are presented in accordance with the US Statement of Financial Accounting Standards No. 69. The amounts shown are based on prices and costs at the end of each period, currently enacted tax rates and a 10 percent annual discount factor. Since prices and costs do not remain static, and no price or cost changes have been considered, the results are not necessarily indicative of the fair market value of estimated proved reserves, but they do provide a common benchmark which may enhance the users’ ability to project future cash flows.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(Amounts in millions unless otherwise stated)

      The standardized measure of discounted future net cash flows related to proved oil and gas reserves at the end of each of the three years in the period ended December 31, 2000, 2001 and 2002 is as follows (in millions of RMB):

At December 31, 2000
Future cash inflows	3,067,191
Future production costs	(713,176)
Future development costs	(95,226)
Future income tax expense	(693,910)

Future net cash flows	1,564,879
Discount at 10% for estimated timing of cash flows	(825,992)

Standardized measure of discounted future net cash flows	738,887

At December 31, 2001
Future cash inflows	2,049,110
Future production costs	(695,859)
Future development costs	(50,996)
Future income tax expense	(422,453)

Future net cash flows	879,802
Discount at 10% for estimated timing of cash flows	(473,803)

Standardized measure of discounted future net cash flows	405,999

At December 31, 2002
Future cash inflows	2,710,152
Future production costs	(745,866)
Future development costs	(73,344)
Future income tax expense	(562,289)

Future net cash flows	1,328,653
Discount at 10% for estimated timing of cash flows	(713,267)

Standardized measure of discounted future net cash flows	615,386

Share of equity affiliates’ standardized measure of discounted future net cash flows
At December 31, 2000	3,979
At December 31, 2001	2,013
At December 31, 2002	2,612

      Future net cash flows were estimated using period-end prices and costs, and currently enacted tax rates.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(Amounts in millions unless otherwise stated)

      Changes in the standardized measure of discounted net cash flows for the Group for each of the three years in the period ended December 31, 2000, 2001 and 2002 are as follows:

	Year Ended December 31,

	2000	2001	2002

	RMB	RMB	RMB
CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOWS
Beginning of year	527,090	738,887	405,999
Sales and transfers of oil and gas produced, net of production costs	(139,501)	(119,053)	(116,977)
Net changes in prices and production costs and other	205,555	(539,088)	259,016
Extensions, discoveries and improved recovery	144,041	43,916	53,024
Development costs incurred	15,878	31,518	(1,983)
Revisions of previous quantity estimates	14,217	10,472	17,364
Accretion of discount	75,122	106,653	60,095
Purchases of Minerals in Place	—	—	2,351
Net change in income taxes	(103,515)	132,694	(63,503)

End of year	738,887	405,999	615,386

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

1.1	Articles of Association (as amended) (English translation). (1)
4.1	2003 Performance Contract between Chen Geng and PetroChina (English translation).
4.2	2003 Performance Contract between Su Shulin and PetroChina (English translation).
4.3	2003 Performance Contract between Wang Fucheng and PetroChina (English translation).
4.4	2003 Performance Contract between Wang Guoliang and PetroChina (English translation).
4.5	2003 Performance Contract between Liu Baohe and PetroChina (English translation).
4.6	2003 Performance Contract between Duan Wende and PetroChina (English translation).
4.7	2003 Performance Contract between Jia Chengzao and PetroChina (English translation).
4.8	Crude Oil Mutual Supply Framework Agreement, December 30, 2002, between China Petrochemical Corporation and PetroChina (English translation).
8.1	List of major subsidiaries.
12(a).1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-15006) filed with the U.S. Securities and Exchange Commission.