Form 20-F
period 2003-12-31
PETROCHINA CO LTD
filed 2004-06-28
CIK 1108329

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

Yes X    No

     Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17      Item 18 X

*	PetroChina’s H Shares are listed and traded on The Stock Exchange of Hong Kong Limited.

**	Not for trading, but only in connection with the registration of American Depository Shares.

***	Include 2,364,849,100 H Shares represented by American Depositary Shares.

			Page

	Item 16A	Audit Committee Financial Expert	113
	Item 16B	Code of Ethics	113
	Item 16C	Principal Accountant Fees and Services	114
	Item 16D	Exemptions from Listing Standards for Audit Committees	115
	Item 16E	Purchases of Equity Securities by the Issuer and its Affiliates	115
Part III	Item 17	Financial Statements	115
	Item 18	Financial Statements	115
	Item 19	Exhibits	115
		Consolidated Financial Statements	F-1
EX-4.8 CRUDE OIL MUTUAL SUPPLY FRAMEWORK AGREEMENT
EX-8.1 LIST OF MAJOR SUBSIDIARIES
EX-12.1 CERTIFICATION OF CEO
EX-12.2 CERTIFICATION OF CFO
EX-13.1 CERTIFICATION OF CEO BY SECTION 1350
EX-13.2 CERTIFICATION OF CFO BY SECTION 1350
EX-16.2 CODE OF ETHICS

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

“reserve-to-production ratio”	For any given well, field or country, the ratio of proved reserves to annual production of crude oil or, with respect to natural gas, to wellhead production excluding flared gas.

“sales gas”	Marketable production of gas on an ‘as sold‘ basis, excluding flared gas, injected gas and gas consumed in operations.

“water cut”	For a given oil region, the percentage that water constitutes of all fluids extracted from all wells in that region.

      References to:

•	BOE are to barrels-of-oil equivalent,

•	Mcf are to thousand cubic feet, and

•	Bcf are to billion cubic feet.

FORWARD-LOOKING STATEMENTS

      This annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	the amounts and nature of future exploration, development and other capital expenditures;

•	future prices and demand for crude oil, natural gas, refined products and chemical products;

•	development projects;

•	exploration prospects;

•	reserves potential;

•	production of oil and gas and refined and chemical products;

•	development and drilling potential;

•	expansion and other development trends of the oil and gas industry;

•	the planned development of our natural gas operations;

•	the planned expansion of our refined product marketing network;

•	the planned expansion of our natural gas infrastructure;

•	the plan to continue to pursue attractive business opportunities outside China;

•	our future overall business development and economic performance;

•	our anticipated financial and operating information regarding, and the future development and economic performance of, our business;

•	our anticipated market risk exposure arising from future changes in interest rates, foreign exchange rates and commodity prices; and

•	other prospects of our business and operations.

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

PART I

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

      Not applicable. However, see “Item 6 — Directors, Senior Management and Employees — Directors, Senior Management and Supervisors.”

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3 — KEY INFORMATION

Exchange Rates

      Translations of amounts in this annual report from Renminbi into U.S. dollars and vice versa have been made at the rate of RMB 8.2767 to US$1.00, which was the noon buying rate in New York City on December 31, 2003 for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. You should not construe these translations as representations that the RMB amounts could be converted into U.S. dollar amounts at that rate, or at all.

      The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00=RMB 8.2766 on June 24, 2004. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each month during the previous six months:

	Noon buying rate

	High	Low

	(RMB per US$)
December 2003	8.2772	8.2765
January 2004	8.2772	8.2767
February 2004	8.2773	8.2769
March 2004	8.2774	8.2767
April 2004	8.2772	8.2768
May 2004	8.2773	8.2768
June 2004 (through June 24)	8.2768	8.2766

      The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 1999, 2000, 2001, 2002 and 2003, calculated by averaging the noon buying rates on the last day of each month during the relevant year:

Average noon buying rate

(RMB per US$)
1999	8.2784
2000	8.2784
2001	8.2770
2002	8.2772
2003	8.2772

Selected Financial Data

Historical Financial Information

      You should read the selected historical financial data set forth below in conjunction with the consolidated financial statements of PetroChina and their notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. In 2002, we retroactively restated our prior years’ consolidated financial statements to reflect the effect as if the operations of CNPC’s refined products marketing enterprises we acquired from CNPC had always been combined since inception as a result of the application of the accounting treatment to the acquisition discussed below. The selected historical income statement and cashflow data for the years ended December 31, 2001, 2002 and 2003 and the selected historical balance sheet data as of December 31, 2002 and 2003 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected historical income statement data and cashflow data for the year ended December 31, 2000 and the selected historical balance sheet data as of December 31, 2001 set forth below are derived from our previously audited financial statements, not included in this annual report. The selected historical income statement data and cashflow data for the years ended December 31, 1999 and the selected historical balance sheet data as of December 31, 1999, 2000 set forth below are derived from our previously unaudited financial statements, not included in this annual report. The financial information included in this section may not necessarily reflect our results of operations, financial position and cash flows in the future.

      We have prepared our consolidated financial statements in accordance with IFRS. IFRS differ materially from the generally accepted accounting principals in the U.S., or US GAAP. For a discussion of significant differences between IFRS and US GAAP, see Note 34 to our consolidated financial statements included elsewhere in this annual report and “Item 5 — Operating and Financial Review and Prospects — Other Information — US GAAP Reconciliation”.

      In accordance with an acquisition agreement between CNPC and us dated September 26, 2002, we acquired from CNPC the assets, liabilities and interests related to CNPC’s refined products marketing enterprises consisting primarily of service stations and related facilities. Under IFRS, the acquisition is a combination of entities under common control since the CNPC’s refined products marketing enterprises and we are under the common control of CNPC. As a result, we have accounted for the acquisition in a manner similar to a uniting of interests, whereby the assets and liabilities of the marketing enterprises acquired are accounted for at historical cost to CNPC with net liabilities of RMB 2,956 million at the effective date. In 2002, our prior years’ consolidated financial statements were restated to give effect to the acquisition in these periods as if the operations of our company and these marketing enterprises had always been combined in these periods. See “Item 5 — Operating and Financial Review and Prospects — General — Acquisitions — Acquisition of Certain Refined Products Marketing Enterprises from CNPC”.

	Year ended December 31,

	1999(1)	2000(2)	2001	2002	2003	2003

	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except for per share and per ADS data)
Income Statement Data
IFRS
Revenues
Sales and other operating revenues	181,671	245,279	241,320	244,424	303,779	36,703

Operating expenses
Purchases, services and other	(65,868)	(64,251)	(78,529)	(71,690)	(90,850)	(10,977)
Employee compensation costs	(11,598)	(15,129)	(14,608)	(16,248)	(19,542)	(2,361)
Exploration expenses, including exploratory dry holes	(7,344)	(8,680)	(7,344)	(8,095)	(10,577)	(1,278)
Depreciation, depletion and amortization	(23,706)	(34,209)	(33,615)	(36,782)	(40,531)	(4,897)
Selling, general and administrative expenses	(13,447)	(17,621)	(21,735)	(22,474)	(23,930)	(2,891)
Employee separation costs and shutting down of manufacturing assets	—	(6,579)	(487)	(2,121)	(2,355)	(285)
Revaluation loss	(1,122)	—	—	—	(391)	(47)
Impairment loss on assets to be retained by CNPC	(2,007)	—	—	—	—	—
Taxes other than income taxes	(10,293)	(13,258)	(13,951)	(14,613)	(15,879)	(1,919)
Other income/(expenses), net	201	(119)	88	(60)	(538)	(65)

Total operating expenses	(135,184)	(159,846)	(170,181)	(172,083)	(204,593)	(24,720)

Income from operations	46,487	85,433	71,139	72,341	99,186	11,983

Income from equity affiliates	128	584	341	268	985	119
Exchange gain (loss), net	(2,233)	1,172	250	(316)	(180)	(22)
Interest income	638	591	809	463	677	82
Interest expense	(9,056)	(6,286)	(4,408)	(3,516)	(2,346)	(283)
Income before income taxes	35,964	81,494	68,131	69,240	98,322	11,879
Income taxes	(9,414)	(27,014)	(23,066)	(22,231)	(28,072)	(3,391)
Income before minority interests	26,550	54,480	45,065	47,009	70,250	8,488
(Income) loss applicable to minority interests	(127)	165	404	(99)	(636)	(77)

Net income	26,423	54,645	45,469	46,910	69,614	8,411

Basic and diluted net income per share(3)	0.17	0.32	0.26	0.27	0.40	0.05
Basic and diluted net income per ADS(4)	16.51	31.84	25.86	26.68	39.59	4.78
US GAAP
Net income	30,409	60,236	50,934	49,837	75,419	9,112
Basic and diluted net income per share(3)	0.19	0.35	0.29	0.28	0.43	0.05
Basic and diluted net income per ADS(4)	19.01	35.10	28.97	28.34	42.89	5.18

	As of December 31,

	1999(1)	2000(1)	2001(2)	2002	2003	2003

	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except for per share and per ADS data)
Balance Sheet Data
IFRS
Assets
Current assets
Cash and cash equivalents	18,090	18,085	11,127	9,977	11,231	1,357
Time deposits with maturities over three months	—	—	3,253	2,612	2,640	319
Receivables under resale agreements	1,489	5,815	11,505	9,786	24,224	2,927
Accounts receivable, less allowance for doubtful accounts	14,943	12,786	7,392	6,079	3,263	394
Inventories, at net book value	18,396	32,499	28,313	28,441	28,872	3,488
Prepaid expenses and other current assets	29,118	11,913	24,427	18,269	15,944	1,927

Total current assets	82,036	81,098	86,017	75,164	86,174	10,412

	As of December 31,

	1999(1)	2000(1)	2001(2)	2002	2003	2003

	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except for per share and per ADS data)
Non-current assets
Property, plant and equipment, less accumulated depreciation, depletion and amortization	327,348	343,319	366,970	397,798	433,419	52,366
Long-term investments, at net book value	3,845	4,948	5,530	5,680	7,410	895
Intangible and other assets	2,017	2,681	4,148	4,507	4,732	572

Total non-current assets	333,210	350,948	376,648	407,985	445,561	53,833

Total assets	415,246	432,046	462,665	483,149	531,735	64,245

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	62,057	41,514	25,323	20,633	28,890	3,491
Accounts payable and accrued liabilities	47,707	39,550	53,210	57,793	64,180	7,754
Income tax payable	1,133	9,399	5,672	5,412	12,043	1,455
Other taxes payable	3,614	7,171	8,762	5,515	8,916	1,077

Total current liabilities	114,511	97,634	92,967	89,353	114,029	13,777

Non-current liabilities
Long-term debt	84,512	53,412	65,546	60,655	41,959	5,069
Deferred credits and other long-term obligations	1,155	1,196	1,380	1,684	2,000	242
Deferred income taxes	1,182	3,169	7,030	9,927	11,526	1,393
Total non-current liabilities	86,849	57,777	73,956	72,266	55,485	6,704

Total liabilities	201,360	155,411	166,923	161,619	169,514	20,481

Minority interest	4,200	4,989	5,136	4,854	5,608	678
Shareholders’ equity	209,686	271,646	290,606	316,676	356,613	43,086

Total liabilities and shareholders’ equity	415,246	432,046	462,665	483,149	531,735	64,245

Share capital, issued and outstanding, RMB 1.00 par value
State-owned shares	160,000	158,242	158,242	158,242	158,242	19,119
H shares and ADSs	—	17,582	17,582	17,582	17,582	2,124
US GAAP
Property, plant and equipment, less accumulated depreciation, depletion and amortization	252,196	276,601	308,498	347,595	391,961	47,357
Total assets	340,094	365,328	404,193	432,946	492,784	59,539
Shareholders’ equity	159,938	227,489	251,914	283,464	329,205	39,774
Other Financial Data
Dividend per share	—	0.14	0.12	0.12	0.18	0.02
Dividend per ADS	—	14.14	11.98	12.00	17.82	2.15
Capital expenditures(5)	(43,310)	(60,130)	(61,549)	(73,726)	(84,299)	(10,185)
Cash Flow Data IFRS
Net cash provided by operating activities	53,658	103,309	84,439	98,341	138,820	16,772
Net cash used for investing activities(6)	(40,622)	(60,126)	(61,491)	(71,662)	(97,797)	(11,815)
Net cash used for financing activities(7)	(10,359)	(43,188)	(29,906)	(27,829)	(39,769)	(4,805)

(1)	Certain financial data for these periods and as of these dates are derived from our previously unaudited consolidated financial statements, not included in this annual report, and were retroactively restated in 2002. See the paragraphs preceding these table for a detailed description.

(2)	Certain financial data for these periods and as of these dates are derived from our previously audited consolidated financial statements, not included in this annual report, and were retroactively restated in 2002. See the paragraphs preceding these tables for a detailed description.

(3)	Historical income per share for the year ended December 31, 2001, 2002 and 2003 has been calculated by dividing the net profit by the number of 175,824 million shares issued and outstanding for the periods presented. Historical income per share for the year ended December 31, 2000 has been calculated by dividing the net profit by the weighted average number of 171,630 million shares issued and outstanding for the period presented. Historical income per share for the year ended December 31, 1999 has been calculated by dividing the net profit by the 160,000 million shares issued and outstanding upon our formation on November 5, 1999 for the period presented.

(4)	Historical income per ADS for the year ended December 31, 2001, 2002 and 2003 has been calculated by dividing the net profit by the number of 175,824 million shares issued and outstanding for the periods presented, assuming each ADS representing 100 H shares. Historical income per ADS for the year ended December 31, 2000 has been calculated by dividing the net profit by the weighted average number of 171,630 million shares issued and outstanding for the period presented, assuming each ADS representing 100 H shares. Historical income per ADS for the year ended December 31, 1999 has been calculated by dividing the net profit by the 160,000 million shares issued and outstanding upon the completion of the global offering of our H shares for the period presented, assuming each ADS representing 100 H shares.

(5)	Excludes capital expenditures for assets retained by CNPC of RMB 111 million in 1999. We did not incur such capital expenditures after 1999.

(6)	Includes capital expenditures for assets retained by CNPC of RMB 111 million in 1999. We did not incur such capital expenditures after 1999.

(7)	Includes contributions from CNPC for assets retained by CNPC of RMB 111 million in 1999. CNPC did not make such contributions for such assets after 1999.

Risk Factors

      Our business is subject to various changing competitive, economic and social conditions in the PRC. Such changing conditions entail certain risks, which are described below.

•	Our operations are affected by the volatility of prices for crude oil and refined products. We and China Petroleum and Chemical Corporation, or Sinopec, set our crude oil median prices monthly based on the Singapore trading prices for crude oil. The PRC government publishes the retail median guidance prices for gasoline and diesel based on the FOB Singapore, Rotterdam and New York gasoline and diesel trading prices. Historically, international prices for crude oil and refined products have fluctuated widely in response to changes in many factors, such as global and regional economic and political developments and global and regional supply and demand for crude oil and refined products. We do not have, and will not have, control over the factors affecting international prices for crude oil and refined products. We expect continued volatility and uncertainty in international prices for crude oil and refined products. Declines in crude oil prices may adversely affect our business, results of operations and financial condition, our capital expenditure plans and the value of our proved reserves.

•	The crude oil and natural gas reserve data in this annual report are only estimates. The reliability of reserve estimates depend on a number of factors, assumptions and variables, such as the quality and quantity of our technical and economic data and the prevailing oil and gas prices applicable to our production, many of which are beyond our control and may prove to be incorrect over time. Results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions in our reserve data. Our actual production, revenues and expenditures with respect to our reserves may differ materially from these estimates because of these revisions.

•	Our proved crude oil reserves in China have decreased gradually and modestly since 2001 because the decrease in the crude oil reserves in our Daqing and Liaohe oil regions cannot be offset by the increase in the crude oil reserves in our oil regions in northwestern China, such as the Xinjiang oil region, the Changqing oil and gas region and the Tarim oil region. Although we plan to actively pursue business opportunities outside China to supplement our domestic resources, we cannot assure you that we can successfully locate sufficient alternative sources of crude oil supply or at all due to the complexity of the international political, economic and other conditions. If we are not successful in locating sufficient alternative sources of crude oil supply, our results of operations and financial condition may be materially and adversely affected.

•	Exploring for, producing and transporting crude oil and natural gas and producing and transporting refined products and chemical products involve many hazards. These hazards may result in:

—	fires;

—	explosions;

        — spills;

—	blow-outs; and

—	other unexpected or dangerous conditions causing personal injuries or death, property damage, environmental damage and interruption of operations.

Some of our oil and natural gas fields are surrounded by residential areas or located in areas where natural disasters, such as earthquakes, floods and sandstorms, tend to occur more frequently than in other areas. As with many other companies around the world that conduct similar businesses, we have experienced accidents that have caused property damage and personal injuries and death.

Significant operating hazards and natural disasters may cause partial interruptions to our operations and property and environmental damage that could have an adverse impact on our financial condition.

Except limited insurance coverage for vehicles and certain assets that we consider to be subject to significant operating risks, we do not carry any other insurance for our property, facilities or equipment in respect of our business operations. We do not currently carry any third party liability insurance against claims relating to personal injury or death, property or environmental damage arising from accidents on our property or relating to our operations. We also do not currently carry any business interruption insurance. The limited insurance coverage of our assets exposes us to substantial risks and will not cover most losses.

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

CNPC’s interests may sometimes conflict with those of some or all of our minority shareholders. We cannot assure you that CNPC, as controlling shareholder, will always vote its shares in a way that benefits our minority shareholders.

•	In addition to its relationship with us as our controlling shareholder, CNPC by itself or through its affiliates also provides us with certain services and products necessary for our business activities, such as construction and technical services, production services and supply of material services. The interests of CNPC and its affiliates as providers of these services and products to us may conflict with our interests. Although we have entered into a Comprehensive Products and Services Agreement with CNPC and our transactions with CNPC over the past three years have been conducted on open, fair and competitive commercial terms, we have only limited leverage in negotiating with CNPC and its affiliates over the specific terms of the agreements for the provision of these services and products.

•	The eastern and southern regions of China have a higher demand for refined products and chemical products than the western and northern regions. Most of our refineries and chemical plants are located in the western and northern regions of China. While we continue to expand the sales of these products in the eastern and southern regions of China, we face strong competition from Sinopec. In addition, we incur relatively higher transportation costs for delivery of our refined products and chemical products to certain areas of these regions from our refineries and chemical plants in western and northern China. As a result, we expect that we will continue to encounter difficulty in increasing our sales of refined products and chemical products in these regions.

•	We are currently constructing and renovating several natural gas pipelines and plan to construct and renovate other natural gas pipelines. In addition, we may, subject to obtaining requisite licenses from the relevant authority, commence offshore crude oil and natural gas exploration and production activities, which could require substantial capital expenditures and investments. We cannot assure you that the cash generated by our operations will be sufficient to fund these development plans or that our actual future capital expenditures and investments will not significantly exceed our current planned amounts. If either of these

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

ITEM 4 — INFORMATION ON THE COMPANY

Introduction

History and Development on the Company

Overview of Our Operations

      We are one of the largest companies in China in terms of sales. We are engaged in a broad range of petroleum and natural gas related activities, including:

•	the exploration, development, production and sale of crude oil and natural gas;

•	the refining, transportation, storage and marketing of crude oil and petroleum products;

•	the production and marketing of basic petrochemical products, derivative chemical products and other chemical products; and

•	the transmission and storage of crude oil, refined products and natural gas as well as sale of natural gas.

      We are China’s largest producer of crude oil and natural gas. Currently, substantially all of our crude oil and natural gas reserves and production-related assets are located in China. In the year ended December 31, 2003, we had total revenue of RMB 303,779 million (US$36,703 million) and net income of RMB 69,614 million (US$8,411 million).

      Our exploration, development and production activities commenced in the early 1950s, when we conducted exploration activities in the Yumen oil region in northwestern China. The discovery of crude oil in 1959 in northeastern China’s Daqing oil region, one of the world’s largest oil regions in terms of proved crude oil reserves, marked the beginning of our large-scale upstream activities. Over the past four decades, we have conducted crude oil and natural gas exploration activities in many regions of China. As of December 31, 2003, we had estimated proved reserves of approximately 10,919.3 million barrels of crude oil and approximately 41,069.2 billion cubic feet of natural gas. We believe that we hold production licenses for a majority of China’s proved crude oil reserves and proved natural gas reserves. In the year ended December 31, 2003, we produced 773.7 million barrels of crude oil and 690.3 billion cubic feet of natural gas for sale, representing an average production of 2.1 million barrels of crude oil and 1.9 billion cubic feet of sales natural gas per day. In 2003, we sold 725.7 million barrels of crude oil and 651.0 billion cubic feet of natural gas. Approximately 73% of the crude oil we sold in the year ended December 31, 2003 was supplied to our refineries.

      We commenced limited refining activities in the mid-1950s, when we began producing gasoline and diesel at refineries in the Yumen oil region. We now operate 23 refineries located in eight provinces, three autonomous regions and one municipality. In 2003, our refineries processed approximately 621.2 million barrels of crude oil or an average of 1.7 million barrels per day. In the year ended December 31, 2003, we produced approximately 52.8 million tons of gasoline, diesel and kerosene and sold approximately 58.3 million tons of these products. In the year ended December 31, 2003, approximately 86% of the crude oil processed in our refineries was supplied by our exploration and production operations and approximately 13% of the crude oil processed in our refineries was imported. As of December 31, 2003, our retail distribution network consisted of 11,873 service stations that we own and operate, 317 service stations wholly owned by CNPC or jointly owned by CNPC and third parties to which we provide supervisory support and 3,041 franchise service stations.

      Our chemicals operations commenced in the early 1950s, when we began producing urea at our first petrochemical plant in Lanzhou in northwestern China. In the early 1960s, we began producing ethylene. We currently produce a wide range of basic and derivative petrochemical products and other chemical products at 11 chemical plants located in five provinces and three autonomous regions in China. Our other segments supply substantially all of the hydrocarbon feedstock requirements of our chemicals operations.

      We are China’s largest natural gas transporter and seller in terms of sales volume. Our natural gas transmission and marketing activities commenced in Sichuan in southwestern China in the 1950s. In 2003, our sales of natural gas totaled 651.0 billion cubic feet, of which 543.4 billion cubic feet was sold through our natural gas and pipeline segment. As of December 31, 2003, we owned and operated regional natural gas pipeline networks consisting of 15,144 kilometers of pipelines, of which 14,017 kilometers were operated by our natural gas and pipeline segment. As of December 31, 2003, we owned and operated a crude oil pipeline network consisting of 9,141 kilometers of pipelines with an average daily throughput of approximately 2.1 million barrels of crude oil. As of December 31, 2003, we also had a refined product pipeline network consisting of 2,276 kilometers of pipelines with an average daily throughput of approximately 24,849 tons of refined products.

      We plan to continue to pursue attractive business opportunities outside China as part of our business growth strategy to utilize both domestic and international resources to strengthen our competitiveness. In connection with this objective, we established PetroChina International Limited, a wholly owned subsidiary, to focus on international oil and gas exploration and development. In April 2002, we acquired Devon Energy Indonesia Limited from Devon Energy Corporation for a price of RMB 2,068 million (US$250 million). Devon Energy Indonesia Limited holds interests in a number of crude oil and natural gas exploration and production projects in Indonesia, including a 30% interest in an oil and gas production sharing contract relating to the Jabung block located in Sumatra, Indonesia. In April 2003, we acquired a 50% equity interest in Amerada Hess Indonesia Holdings Limited, which holds a 30% interest in the oil and gas production sharing contract relating to the Jabung block, for a price of RMB 679 million (US$82 million). We used loans and cash generated by our operations to fund these acquisitions. In connection with these acquisitions, we have entered into several take-or-pay agreements with a number of Singaporian customers to supply them with natural gas produced in Indonesia. In the year ended December 31, 2003, our revenue generated from our acquired interests in these crude oil and natural gas exploration and production companies in Indonesia was RMB 925 million (US$112 million). As a result of our acquisition of a 50% interest in Amerada Hess Indonesia Holdings Co. in April 2003, as of December 31, 2003, we had a share of the reserves of approximately 15.6 million barrels of crude oil and approximately 75.6 billion cubic feet of natural gas in the Jabung block, totaling approximately 28.2 million barrel-of-oil equivalent. In 2003, our share of the production in the Jabung block in 2003 as a result of our acquisition of Amerada Hess Indonesia Holdings Co. was approximately 1.2 million barrels of crude oil and approximately 1.0 billion cubic feet of natural gas for sale, totalling approximately 1.4 million barrels-of-oil equivalent.

      In addition, we are currently assessing the feasibility of making further investments in international oil and gas markets.

      In the year ended December 31, 2003, we imported approximately 123.9 million barrels of crude oil, as compared to 72.3 million and 56.9 million barrels of crude oil in the years ended December 31, 2002 and 2001, respectively. We plan to continue to increase the import volume of crude oil in the future.

Our Corporate Organization and Shareholding Structure

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

      The following chart illustrates our corporate organization and our shareholding structure:

(1)	Indicates approximate shareholding.

(2)	Includes subsidiary companies and branches without legal person status.

(3)	Represents enterprises directly administered by such segment.

(4)	Includes PetroChina Planning & Engineering Institute, PetroChina Exploration & Development Research Institute, PetroChina International Limited, PetroChina International Co., Ltd and PetroChina Refining & Chemicals Technology Research Center.

      The following chart illustrates our management structure:

(1)	Includes subsidiary companies and branches without legal person status.

(2)	Represents enterprises directly administered and operated by such segment.

General Information

      Our legal name is , and its English translation is PetroChina Company Limited. Our headquarters are located at 16 Andelu, Dongcheng District, Beijing, China, 100011, and our telephone number at this address is (86-10) 8488-6270. Our website address is www.petrochina.com.cn. The information on our website is not part of this annual report.

Exploration and Production

      We are engaged in crude oil and natural gas exploration, development and production in China. Substantially all of our total estimated proved crude oil and natural gas reserves are located in China, principally in northeastern, northern, southwestern and northwestern China. The Songliao basin, located in Heilongjiang and Jilin provinces in northeastern China, including the Daqing and Jilin oil regions, accounted for 49.6% of our proved crude oil reserves as of December 31, 2003 and 51.0% of our crude oil production in 2003. We also have significant crude oil reserves and operations in the area around the Bohai Bay. The Bohai Bay basin includes the Liaohe, Dagang, Huabei and Jidong oil regions and accounted for 20.3% of our proved crude oil reserves as of December 31, 2003 and 21.5% of our crude oil production in 2003. Our proved natural gas reserves and production are generally concentrated in northwestern and southwestern China, specifically in the Erdos, Tarim and Sichuan basins.

      We currently hold exploration licenses covering a total area of approximately 426 million acres and production licenses covering a total area of approximately 14.6 million acres. In 2003, our exploration and production segment had income from operations of RMB 92,370 million (US$11,160 million).

      To further develop the crude oil and natural gas industry in China, the PRC government has adopted a new policy which encourages each PRC petroleum company to conduct exploration and development activities both onshore and offshore. We have applied to the Ministry of Land and Resources for oil and gas exploration and production licenses covering the southern part of the South China Sea to commence offshore crude oil and natural gas exploration and production activities. We cannot assure you that we will obtain these licenses eventually or that we will have sufficient capital to fund these activities.

Reserves

      Our estimated proved reserves as of December 31, 2003 totaled approximately 10,919.3 million barrels of crude oil and approximately 41,069.2 billion cubic feet of natural gas. As of December 31, 2003, proved developed reserves accounted for 81.4% and 32.6% of our total proved crude oil and natural gas reserves, respectively. Total proved hydrocarbon reserves on a barrels-of-oil equivalent basis increased by 2.1% from approximately 17,406.4 million barrels-of-oil equivalent as of the end of 2002 to approximately 17,764.2 million barrels-of-oil equivalent as of the end of 2003. Natural gas as a percentage of total proved hydrocarbon reserves increased from 37.2% as of December 31, 2002 to 38.5% as of December 31, 2003.

      In addition, as a result of our acquisition of 50% interests in Amerada Hess Indonesia Holdings Co. in April 2003, which holds 30% interest in the Jabung block in Indonesia, as of December 31, 2003, we had a share of the reserves of approximately 15.6 million barrels of crude oil and approximately 75.6 billion cubic feet of natural gas in the Jabung block, totaling approximately 28.2 million barrel-of-oil equivalent.

      The following table sets forth our estimated proved reserves and proved developed reserves of crude oil and natural gas as of December 31, 2001, 2002 and 2003. We prepared our reserve estimates as of December 31, 2001, 2002 and 2003 on the basis of a report prepared by DeGolyer and MacNaughton, independent engineering consultants, in accordance with Statement of Financial Accounting Standards No. 69, or SFAS No. 69. Our reserve estimates include only crude oil and natural gas which we believe can be reasonably produced within the current terms of our production licenses. See “Regulatory Matters — Exploration Licenses and Production Licenses” for a discussion of our production licenses. Also see “Item 3 — Key Information — Risk Factors” for a discussion of the uncertainty inherent in the estimation of proved reserves.

	Crude oil	Natural gas(1)	Combined(1)

	(millions of barrels)	(Bcf)	(BOE, in millions)
Proved developed and undeveloped reserves
Reserves as of December 31, 2001	10,959.1	36,102.6	16,976.2
Revisions of previous estimates	348.6	(224.2)	311.3
Extensions and discoveries	329.7	3,539.5	919.6
Improved recovery	30.6	0	30.6
Purchased reserves	38.7	192.6	70.8
Production for the year	(769.8)	(793.8)	(902.1)
Reserves as of December 31, 2002	10,937.0	38,816.8	17,406.4
Revisions of previous estimates	199.2	277.6	245.4
Extensions and discoveries	475.7	2,853.3	951.3
Improved recovery	81.2	0	81.2
Purchased reserves(2)	0	0	0
Production for the year(3)	(773.7)	(878.5)	(920.1)
Reserves as of December 31, 2003	10,919.3	41,069.2	17,764.2
Proved developed reserves
As of December 31, 2001	9,308.8	12,945.6	11,466.4
As of December 31, 2002	9,198.1	11,921.2	11,185.0
As of December 31, 2003(4)	8,884.8	13,373.7	11,113.7

(1)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

(2)	Excludes our share of the reserves of approximately 16.8 million barrels of crude oil and approximately 76.6 billion cubic feet of natural gas in the Jabung block in Indonesia, totaling approximately 29.6 million barrel-of-oil equivalent, as a result of our acquisition of 50% interests in Amerada Hess Indonesia Holdings Co. in April 2003.

(3)	Excludes our share of the production of approximately 1.2 million barrels of crude oil and approximately 1.0 billion cubic feet of natural gas in the Jabung block in Indonesia, totaling approximately 1.4 million barrels-of-oil equivalent, as a result of our acquisition of 50% interests in Amerada Hess Indonesia Holdings Co. in April 2003.

(4)	Excludes our share of the proved developed reserves of approximately 4.1 million barrels of crude oil and approximately 21.3 billion cubic feet of natural gas in the Jabung block in Indonesia, totaling approximately 7.7 million barrel-of-oil equivalent, as a result of our acquisition of 50% interests in Amerada Hess Indonesia Holdings Co. in April 2003.

      The following tables set forth our crude oil and natural gas proved reserves and proved developed reserves by region as of December 31, 2001, 2002 and 2003.

	As of December 31,

	2001		2002		2003

	Proved		Proved		Proved
	developed		developed		developed
	and	Proved	and	Proved	and	Proved
	undeveloped	developed	undeveloped	developed	undeveloped	developed

	(millions of barrels)
Crude oil reserves
Daqing	5,349.8	5,029.1	5,073.8	4,729.6	4,832.3	4,407.7
Liaohe	1,217.3	1,027.4	1,227.0	1,007.5	1,168.5	965.0
Xinjiang	1,089.9	854.4	1,102.2	912.5	1,186.9	930.9
Changqing	821.8	576.9	885.7	623.1	1,063.6	706.9
Jilin	527.0	371.7	585.8	377.2	585.9	367.0
Dagang	447.2	331.9	458.4	364.9	452.1	361.0
Tarim	495.0	298.8	522.0	342.6	553.9	342.2
Huabei	483.3	345.9	494.2	350.8	486.1	335.8
Qinghai	229.9	186.6	240.6	192.7	229.7	182.8
Tuha	199.9	188.0	208.7	189.9	206.9	169.2
Sichuan	5.7	5.7	5.5	5.5	7.1	3.9
Other regions(1)	92.5	92.5	133.1	101.9	146.3	112.4

Total	10,959.1	9,308.8	10,937.0	9,198.1	10,919.3	8,884.8

	As of December 31,

	2001		2002		2003

	Proved		Proved		Proved
	developed		developed		developed
	and	Proved	and	Proved	and	Proved
	undeveloped	developed	undeveloped	developed	undeveloped	developed

			(Bcf)
Natural gas reserves(2)
Sichuan	7,074.1	4,814.8	7,461.7	4,040.6	8,131.4	4,522.4
Changqing	10,256.6	2,864.3	11,222.6	2,719.5	12,976.3	3,847.6
Xinjiang	1,584.8	1,293.5	1,707.3	1,036.1	1,698.7	1,084.3
Daqing	1,551.7	1,374.2	1,324.8	1,171.9	1,122.9	946.5
Qinghai	2,946.8	487.0	3,416.1	837.2	3,379.7	889.9
Tarim	10,158.1	531.1	11,026.0	591.2	11,086.6	528.7
Liaohe	697.6	623.9	606.6	530.5	571.8	507.5
Tuha	583.1	329.3	621.2	338.4	711.6	430.1
Huabei	366.8	229.6	395.8	237.5	386.0	227.3
Dagang	719.9	276.6	655.4	252.4	609.5	201.9
Jilin	151.3	109.5	174.3	109.9	191.9	134.4
Other regions(1)	11.9	11.9	204.9	55.9	202.8	53.1

Total	36,102.6	12,945.6	38,816.8	11,921.2	41,069.2	13,373.7

(1)	Represents the Jidong and Yumen oil regions and our oil and gas fields in Indonesia as a result of our acquisition of Devon Energy Indonesia Limited in April 2002.

(2)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

Exploration and Development

      We are currently conducting exploration and development efforts in 11 provinces, two municipalities under the direct administration of the central government and three autonomous regions in China. In September 2002, the State Development Planning Commission, the predecessor of the State Development and Reform Commission, approved our proposal to explore, in cooperation with foreign companies, fifteen additional crude oil and natural gas fields with an aggregate area of 75,071 kilometers located in Qaiddam basin, Erdos basin, Sichuan basin and Xinjiang basin. We believe that we have more extensive experience in the exploration and development of crude oil and natural gas than any of our principal competitors in China. Since early 1950s, we have worked for nearly five decades to develop exploration and recovery technologies and methods tailored to the specific geological conditions in China.

      The following table sets forth the number of wells we drilled, or in which we participated, and the results thereof, for the periods indicated.

Year		Daqing	Xinjiang	Liaohe	Changqing	Huabei	Dagang	Sichuan	Others(1)	Total

2001	Net exploratory wells drilled(2)	84	71	63	127	68	44	37	169	663
	Crude oil	33	45	34	55	38	32	4	83	324
	Natural gas	2	13	0	18	3	0	14	5	55
	Dry(3)	49	13	29	54	27	12	19	81	284
	Net development wells drilled(2)	2,406	1,140	733	1,168	287	208	23	983	6,948
	Crude oil	2,392	1,130	722	1,140	275	204	8	964	6,835
	Natural gas	5	4	11	10	2	1	11	18	62
	Dry(3)	9	6	0	18	10	3	4	1	51
2002	Net exploratory wells drilled(2)	67	84	61	170	67	30	28	149	656
	Crude oil	27	63	28	69	28	21	4	60	300
	Natural gas	1	3	0	10	4	0	7	11	36
	Dry(3)	39	18	33	91	35	9	17	78	320
	Net development wells drilled(2)	1,988	1,247	603	1,285	246	212	40	955	6,576
	Crude oil	1,975	1,235	583	1,197	238	205	13	926	6,372
	Natural gas	6	7	20	55	2	3	25	22	140
	Dry(3)	7	5	0	33	6	4	2	7	64
2003	Net exploratory wells drilled(2)	291	170	103	371	82	46	25	287	1,375
	Crude oil	140	115	57	128	49	25	0	99	613
	Natural gas	1	11	2	22	0	0	12	5	53
	Dry(3)	150	44	44	221	33	21	13	183	709
	Net development wells drilled(2)	2,986	1,363	547	1,677	244	202	61	1,192	8,272
	Crude oil	2,975	1,354	528	1,489	241	199	8	1,173	7,967
	Natural gas	4	4	8	134	0	3	36	17	206
	Dry(3)	7	5	11	54	3	0	17	2	99

(1)	Represents the Jilin, Tarim, Tuha, Qinghai, Jidong and Yumen oil regions.

(2)	“Net” wells refer to the wells after deducting interests of others. No third parties own any interests in any of our wells.

(3)	“Dry” wells are wells with insufficient reserves to sustain commercial production.

Properties

      The following table sets forth our interests in developed and undeveloped acreage by oil region and in productive crude oil and natural gas wells as of December 31, 2003.

	Acreage(1) (thousands of acres)

	Productive wells(1)		Developed		Undeveloped

Oil region	Crude oil	Natural gas	Crude oil	Natural gas	Crude oil	Natural gas

Daqing	35,859	124	602.4	27.1	558.6	93.7
Liaohe	16,089	592	161.6	27.7	118.6	12.9
Xinjiang	13,415	64	286.9	34.2	68.6	12.9
Jilin	11,380	35	259.2	19.6	238.3	25.3
Changqing	8,804	456	230.5	578.1	356.6	2,002.1
Huabei	4,652	67	94.4	9.5	105.7	6.6
Dagang	3,024	49	81.5	14.8	87.0	23.7
Tuha	1,084	22	31.5	7.9	18.1	16.0
Tarim	502	86	90.3	69.9	47.3	91.8
Sichuan	382	1,055	273.8	331.0	17.6	118.1
Other regions(2)	2,519	124	61.0	11.0	18.4	26.2

Total	97,710	2,674	2,173.1	1,130.8	1,634.8	2,429.3

(1)	Includes all wells and acreage in which we have an interest. No third parties own any interests in any of our wells or acreage.

(2)	Represents the Qinghai, Jidong and Yumen oil regions.

      Approximately 75.6% of our proved crude oil reserves are concentrated in the Daqing, Liaohe and Xinjiang oil regions and the Changqing oil and gas region, and approximately 86.6% of our proved natural gas reserves are concentrated in the Changqing oil and gas region, the Tarim oil region, the Sichuan gas region and the Qinghai oil region. We believe that the Erdos, Junggar, Tarim and Songliao basins and Bohai Bay have the highest potential for increasing our crude oil reserve base through future exploration and development, and that the Tarim, Erdos, Sichuan and Qaiddam basins have the highest potential for increasing our natural gas reserve base through future exploration and development.

Production

      The following table sets forth our historical average net daily crude oil and natural gas production by region and our average sales price for the periods ended December 31, 2001, 2002 and 2003.

	For the year ended
	December 31,
				% of
	2001	2002	2003	2003 total

Crude oil production(1)
(thousands of barrels per day, except percentages or otherwise indicated)
Daqing	1,048.4	1,020.5	985.3	46.5%
Liaohe	265.6	259.1	253.6	12.0
Xinjiang	198.4	206.0	217.2	10.2
Changqing	105.9	124.2	142.8	6.7
Tarim	96.7	102.7	107.5	5.1
Huabei	91.6	89.0	88.4	4.2

	For the year ended
	December 31,
				% of
	2001	2002	2003	2003 total

Jilin	82.3	90.4	96.7	4.5
Dagang	79.5	79.2	84.7	4.0
Tuha	55.0	54.1	50.7	2.4
Other(2)	68.3	83.8	92.9	4.4

Total	2,091.8	2,109.1	2,119.8	100.0%

Annual production (million barrels)	763.5	769.8	773.7
Average sales price
(RMB per barrel)	195.37	186.08	225.2
(US$ per barrel)	23.61	22.48	27.2
Natural gas production(1)(3)
(millions of cubic feet per day, except percentages or otherwise indicated)
Sichuan	774.6	808.2	849.0	44.9
Changqing	299.1	335.7	440.3	23.3
Daqing	137.4	137.7	136.2	7.2
Qinghai	45.9	92.3	122.5	6.5
Tuha	74.0	69.8	82.6	4.4
Xinjiang	51.2	53.3	75.9	4.0
Liaohe	64.8	56.0	57.6	3.0
Huabei	36.9	42.1	45.8	2.4
Tarim	20.6	24.6	34.7	1.8
Dagang	32.6	30.6	27.8	1.5
Other(4)	6.7	7.2	18.8	1.0

Total	1,543.7	1,657.5	1,891.2	100.0%

Annual production (Bcf)	563.5	605.0	690.3
Average sales price
(RMB per Mcf)	18.41	19.20	19.37
(US$ per Mcf)	2.22	2.32	2.34

(1)	Production volumes for each region include our share of the production from all of our cooperative projects with foreign companies in that region.

(2)	Represents production from the Qinghai, Jidong and Yumen oil regions, the Sichuan gas region and our share of production from the oil and gas fields in Indonesia as a result of our acquisition of Devon Energy Indonesia Limited in April 2002.

(3)	Represents production of natural gas for sale.

(4)	Represents production from the Jilin, Jidong and Yumen oil regions and our share of production the oil and gas fields in Indonesia as a result of our acquisition of Devon Energy Indonesia Limited in April 2002.

      In 2003, we supplied approximately 73%, 15%, 4% and 4% of our total crude oil sales to our refineries, Sinopec’s refineries, regional refineries controlled by unrelated third parties in China and companies or entities outside China, respectively. We entered into a crude oil mutual supply framework agreement with Sinopec on February 26, 2004 for the supply of crude oil to each other’s refineries in 2004. Under this agreement, we agreed in principle to supply 84.6 million barrels to 89.8 million barrels of crude oil to Sinopec, and Sinopec agreed in principle to supply to us approximately 7.9 million barrels of crude oil in 2004 at negotiated prices based on the Singapore market FOB prices for crude oil. See “Item 5 — Operating and Financial Review and Prospects — General — Factors Affecting Results of Operations — Crude Oil Prices” for a detailed discussion of the crude oil premium and discount calculation agreement and its supplemental agreement. For the years ended December 31, 2001, 2002 and 2003, the average lifting costs of our crude oil and natural production were US$4.38 per barrel-of-oil equivalent, US$4.34 per barrel-of-oil equivalent and US$4.39 per barrel-of-oil equivalent, respectively.

Principal Oil and Gas Regions

Daqing Oil Region

      The Daqing oil region, our largest oil and gas producing property, is located in the Songliao basin and covers an area of approximately one million acres. The successful discovery and development of the oil fields in the Daqing oil region marked a critical breakthrough in the history of both our company and the PRC oil and gas industry. In terms of proved hydrocarbon reserves and annual production, the Daqing oil region is the largest oil region in China and one of the most prolific oil and gas properties in the world. We commenced exploration activities in the Daqing oil region in 1955 and discovered oil in the region in 1959. Annual crude oil production volume in the Daqing oil region reached one million barrels per day in 1976 and has remained relatively stable for the past 27 years. As of December 31, 2003, we produced crude oil from 20 fields in the Daqing oil region.

      As of December 31, 2003, our proved crude oil reserves in the Daqing oil region were 4,832.3 million barrels, representing 44.3% of our total proved crude oil reserves. The proved crude oil reserves in our Daqing oil region have gradually decreased since 1996 because the crude oil production exceeded the crude oil reserve additions in our Daqing oil region in each year since 1996. As of December 31, 2001, 2002 and 2003, the proved crude oil reserves in our Daqing oil region were 5,349.8 million barrels, 5,073.8 million barrels and 4,832.3 million barrels, respectively. As a result, we decreased the crude oil production in our Daqing oil region over past years, and plan to continue to decrease the crude oil production in our Daqing oil region each year in the next few years. In 2003, our oil fields in the Daqing oil region produced an average of 985.3 thousand barrels of crude oil per day, representing approximately 46.5% of our total daily crude oil production. The crude oil production in our Daqing oil region decreased by 3.5% from 372.5 million barrels in 2002 to 359.6 million barrels in 2003. In 2003, the crude oil reserve-to-production ratio of the Daqing oil region was 13.4 years, compared to 13.6 years in 2002.

      The crude oil we produce in the Daqing oil region has an average API gravity of 35.7 degrees. In 2003, the crude oil we produced in the Daqing oil region had an average water cut of 88.4%, increasing from 87.9% in 2002.

      Because the crude oil in the Daqing oil region is primarily located in large reservoirs with relatively moderate depths of approximately 900 meters to 1,500 meters and with relatively simple geological structures and most of the crude oil produced at Daqing is medium viscosity oil, lifting costs in the Daqing oil region are relatively low among our oil regions. Crude oil produced using enhanced recovery techniques accounted for 18.5%, 22.6%, and 25.1% of our crude oil production from the Daqing oil region in 2001, 2002 and 2003, respectively.

      Because our oil fields in the Daqing oil region are relatively mature, the difficulty of extracting crude oil from these fields has increased in recent years and is likely to continue to increase gradually in the future. As a result, our lifting costs at these fields increased 2.99% from US$3.68 per barrel for the year ended December 31, 2002 to US$3.79 per barrel for the year ended

December 31, 2003. However, we have adopted a number of measures to contain the increase in our lifting costs at these fields. Those measures include:

•	terminating unprofitable or marginally profitable exploration and production activities;

•	reducing expenditures on ancillary ground facilities in the outer areas of the Daqing oil region;

•	increasing preventive maintenance to prolong the useful life of our production facilities; and

•	applying new technologies to reduce energy consumption.

      Although we plan to continue to carry out these measures to contain the increase in our lifting costs, we expect our lifting costs at these fields will continue to increase gradually in the future.

      We have an extensive transportation infrastructure network to transport crude oil produced in the Daqing oil region to internal and external customers in northeastern China and beyond. Crude oil pipelines link our oil fields in the Daqing oil region to the port of Dalian and the port of Qinhuangdao in Bohai Bay, providing efficient transportation for selling Daqing crude oil. These crude oil pipelines have an aggregate length of 2,590 kilometers and an aggregate throughput capacity of approximately 900 thousand barrels per day.

      Daqing’s crude oil has a low sulfur and high paraffin content. As many refineries in China, particularly those in northeastern China, are configured to refine Daqing crude oil, we have a stable market for the crude oil we produce in the Daqing oil region. In 2003, we refined approximately 64.1% of Daqing crude oil in our own refineries, exported approximately 7.4% and sold the remaining portion to Sinopec or local refineries.

Liaohe Oil Region

      The Liaohe oil region is our second largest crude oil producing property and is located in the northern part of the Bohai Bay basin. We began commercial production in the Liaohe oil region in 1971. The Liaohe oil region covers a total area of approximately 580,000 acres. The Liaohe oil region is China’s third largest oil region in terms of production in 2003.

      As of December 31, 2003, proved crude oil reserves in the Liaohe oil region were 1,168.5 million barrels, representing 10.7% of our total proved oil reserves. In 2003, our oil fields in the Liaohe oil region produced an average of 253.6 thousand barrels of crude oil per day, representing approximately 12.0% of our total daily crude oil production. In 2003, the crude oil reserve-to-production ratio in the Liaohe oil region was 12.6 years. In 2003, the crude oil we produced in the Liaohe oil region had an average API gravity of 26 degrees and an average water cut of 72.7%. We have proved crude oil reserves in 36 fields in the Liaohe oil region, including 37 fields currently in production. We produce several varieties of crude oil in the Liaohe oil region, ranging from light crude oil to heavy crude oil and high pour point crude oil.

      We have easy access to crude oil pipelines for Liaohe crude oil. The pipelines linking Daqing to Dalian port and Qinhuangdao port pass through the Liaohe oil region. In 2003, we sold about approximately 77.8% of the crude oil we produced at the Liaohe oil region to our own refineries.

Xinjiang Oil Region

      The Xinjiang oil region is located in the Junggar basin in northwestern China. We commenced our operations in the Xinjiang oil region in 1951. The Xinjiang oil region covers a total area of approximately 900,000 acres. As of December 31, 2003, our proved crude oil reserves in the Xinjiang oil region were 1,186.9 million barrels, representing 10.9% of our total proved crude oil reserves. In 2003, our oil fields in the Xinjiang oil region produced an average of 217.2 thousand barrels of crude oil per day, representing approximately 10.2% of our total crude oil production. In 2003, the crude oil reserve-to-production ratio at the Xinjiang oil region was 15.0 years. In 2003, the crude oil we produced in the Xinjiang oil region had an average API gravity of 36.8 degrees and an average water cut of 71.4%.

Sichuan Gas Region

      The Sichuan gas region is the largest natural gas region in China in terms of annual natural gas production. We began natural gas exploration and production in Sichuan in the 1950s. The Sichuan gas region covers a total area of approximately 2.3 million acres. The natural gas reserve-to-production ratio in the Sichuan gas region was 26.2 years in 2003. As of December 31, 2003, we had 90 natural gas fields under development in the Sichuan gas region.

      As of December 31, 2003, our proved natural gas reserves in the Sichuan gas region were 8,131.4 billion cubic feet, representing 19.8% of our total proved natural gas reserves and an increase of 9.0% from 7,461.7 billion cubic feet as of December 31, 2002. In 2003, our natural gas production for sale in the Sichuan gas region reached 309.9 billion cubic feet, representing 44.9% of our total natural gas production and an increase of 5.1% from 295.0 billion cubic feet in 2002.

      We have increased our efforts in developing natural gas reserves in the Sichuan gas region in the past few years. In 2002, we discovered and proved significant natural gas reserves in Luojiazhai gas field in the Sichuan gas region. As of December 31, 2003, Luojiazhai gas field had a total proved natural gas reserve of 1,143.5 billion cubic feet. Currently, Luojiazhai gas field is the largest gas field in the Sichuan basin. In addition, we have developed a broad range of technologies relating to natural gas exploration, production, pipeline systems and marketing activities tailored to local conditions in Sichuan. We intend to continue to increase our natural gas reserves, annual natural gas production and revenues in the Sichuan gas region by adopting advanced technologies.

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

Changqing Oil and Gas Region

      The Changqing oil and gas region covers parts of Shaanxi Province and Gansu Province and the Ningxia and Inner Mongolia Autonomous Regions. We commenced operations in the Changqing oil and gas region in 1970. In 2003, we produced 52.1 million barrels of crude oil in the Changqing oil and gas region.

      In the early 1990s, we discovered the Changqing gas field, which had total estimated proved natural gas reserves of 12,976.3 billion cubic feet as of December 31, 2003, representing 31.5% of our total proved natural gas reserves. In January 2001, we discovered the Sugeli oil field with total proved natural gas reserves of 2,500.2 billion cubic feet. In 2003 we produced 160.7 billion cubic feet of natural gas for sale in the Changqing oil and gas region, representing an increase of 31.2% from 122.5 billion cubic feet in 2002. The establishment of a natural gas pipeline from Shaanxi to Beijing in 1997 has significantly expanded the range of target markets for natural gas produced in the Changqing oil and gas region over the years. In the seven years following the establishment of the pipeline, we significantly increased daily natural gas production for sale in the Changqing oil and gas region. We are constructing an additional natural gas pipeline from Shaanxi to Beijing and expect to complete the construction of this pipeline in 2005. This pipeline is designed to have an annual throughput capacity of 423.8 billion cubic feet of natural gas upon its completion. See “— Natural Gas and Pipeline — Expansion of Our Natural Gas Transmission and Marketing Business” for a discussion of the additional Shaanxi to Beijing natural gas pipeline project.

Tarim Oil and Gas Region

      The Tarim oil and gas region is located in the Tarim basin in northwestern China with a total area of approximately 590,000 thousand acres. As of December 31, 2003, our proved crude oil reserves in the Tarim oil region were 553.9 million barrels. The Kela 2 natural gas field, which we discovered in 1998 in the Tarim oil and gas region, had estimated proved natural gas reserves of approximately 6,321.9 billion cubic feet as of December 31, 2003. As of December 31, 2003, the proved natural gas reserves in the Tarim oil and gas region reached 11,086.6 billion cubic feet, representing 27.0% of our total proved natural gas reserves. Currently, the Kela 2 natural gas field is the largest natural gas field in China in terms of proved natural gas reserves.

      In 2003, we produced 12.7 billion cubic feet of natural gas for sale in the Tarim oil and gas region. We are in the process of constructing pipelines to deliver natural gas in the Tarim oil and gas region to the central and eastern regions of China where there is strong demand for natural gas through our West to East natural gas pipeline project. See “— Natural Gas and Pipeline — Expansion of Our Natural Gas Transmission and Marketing Business” for a discussion of our West to East natural gas pipeline project. We plan to significantly increase our natural gas production in the Tarim oil and gas region after the commencement of the operation of this West to East natural gas pipeline.

OUR REFINING AND MARKETING SEGMENT

Urumqi
Lhasa
Beijing
Shanghai
Chengdu
Chongqing
Zhengzhou
Yellow River
Yangtze River
Hong Kong
YELLOW SEA
EAST CHINA SEA
SOUTH CHINA SEA
1 Northwest Distribution Company
2 Northeast Distribution Company
3 Southwest Distribution Company
4 East China Distribution Company
5 North China Distribution Company
6 Heilongjiang Distribution Company
7 Jilin Distribution Company
8 Liaoning Distribution Company
9 Dalian Distribution Company
10 Inner Mongolia Distribution Company
11 Ningxia Distribution Company
12 Gansu Distribution Company
13 Shaanxi Distribution Company
14 Qinghai Distribution Company
15 Xinjiang Distribution Company
16 Sichuan Distribution Company
17 Chongqing Distribution Company
18 Tibet Distribution Company
19 Dalian Shipment Company
20 Liaohe Petrochemical Company
21 Karamayi Petrochemical Plant
22 Dagang Petrochemical Company
23 Huhhot Petrochemical Company
24 Germu Refinery
25 Yumen Refining and Petrochemical Plant
26 Changqing Xianyang Accessory Plant
27 Nanchong Refinery
28 North China Petrochemical Company
29 Harbin Petrochemical Company
30 Qianguo Petrochemical Company
31 Jinzhou Petrochemical Company (Refining)
32 Jinxi Petrochemical Company
33 Dalian Petrochemical Company (Refining)
34 Fushun Petrochemical Company (Refining)
35 Daqing Petrochemical Company (Refining)
36 Jilin Petrochemical Company (Refining)
37 Urumqi Petrochemical Company (Refining)
38 Lanzhou Petrochemical Company (Refining)
39 Daqing Refinery
40 Liaoyang Petrochemical Company
41 Zepu Petrochemical Plant
42 Dushanzi Petrochemical Company (Refining)
43 PetroChina Lubricant Company

Refining and Marketing

      We engage in refining and marketing operations in China through 23 refineries and 19 regional sales and distribution branch companies and one lubricants branch company. These operations include crude oil refining and the transportation, storage and marketing of refined products, including gasoline, diesel, kerosene and lubricant, in wholesale, retail and export markets. In 2003, our refining and marketing segment had income from operations of RMB 5,035 million (US$608 million).

      The following sets forth the highlights of our refining and marketing segment in 2003:

•	as of December 31, 2003, our refineries’ annual primary distillation capacity totaled 726.3 million barrels of crude oil per year, or 1,989.9 thousand barrels per day;

•	we processed 621.2 million barrels of crude oil, or 1.7 million barrels per day;

•	we produced approximately 52.8 million tons of gasoline, diesel and kerosene and sold approximately 58.3 million tons of these products;

•	as of December 31, 2003, our retail distribution network consisted of:

—	11,873 service stations owned and operated by us,

—	317 service stations wholly owned by CNPC or jointly owned by CNPC and third parties and to which we provide supervisory support, and

—	3,041 franchise service stations owned and operated by third parties with which we have long-term refined product supply agreements; and

•	in 2003, our service stations, which are located throughout China, sold approximately 22.3 million tons of gasoline and diesel, representing 39.4% of the total of these products sold through our marketing operations.

Refining

      Our refineries are located in eight provinces, three autonomous regions and one municipality in the northeastern, northwestern and northern regions of China.

Refined Products

      We produce a wide range of refined products at our refineries. Some of our refined products are consumed internally as feedstocks for our chemical operations. The table below sets forth production volume for our principal refined products for each of the three years ended December 31, 2001, 2002 and 2003.

	Year ended December 31,

Product	2001	2002	2003

	(in thousands of tons)
Diesel	28,080.9	29,229.2	32,778.3
Gasoline	16,563.4	16,646.4	18,255.4
Fuel oil	6,582.2	6,176.8	4,546.1
Naphtha	3,453.3	3,066.0	3,602.8
Asphalt	1,406.8	1,653.5	1,870.5
Kerosene	1,893.6	1,774.7	1,759.3
Lubricants	1,197.2	1,358.9	1,192.5
Paraffin	857.6	856.4	984.9

Total	60,035.0	60,761.9	64,989.8

      We generally adjust our product mix to reflect market demand and to focus on the production of high margin products. This has resulted in an overall modest increase in the production of lighter refined products which generally are higher margin products, such as gasoline. We have decreased our production of low margin products, such as fuel oil. Nevertheless, our production volume of lubricants, a high margin product, decreased 12.2% from 1,358.9 thousand tons in 2002 to 1,192.5 thousand tons in 2003, due primarily to the shutting down of inefficient lubricant production facilities in Jilin Petrochemical and Dagang Petrochemical and the maintenance of lubricant production facilities in Daqing Refinery and Daqing Petrochemical.

      In recent years, we have made significant capital investments in facility expansions and upgrades to improve product quality to meet evolving market demand and environmental requirements in China. In each of the three years ended December 31, 2001, 2002 and 2003, our capital expenditures for our refining and marketing segment were RMB 11,416 million, RMB 11,327 million, and RMB 13,915 (US$1,681 million), respectively. These capital expenditures were incurred primarily in connection with our refining facility upgrades and expansion of our refined product retail marketing network and storage infrastructure. In addition, we have also focused on enhancing our processing technologies and methods. These efforts have enabled us to improve the quality of refined products at our refineries, particularly that of gasoline and diesel. We believe that our refined products generally meet product specification and environmental protection requirements as set by the PRC government, including the specification limiting the olefin and sulfur content in gasoline.

Our Refineries

      Most of our refineries are strategically located close to our crude oil storage facilities, along our crude oil and refined product transmission pipelines and/or railways. These systems provide our refineries with secure supplies of crude oil and facilitate our distribution of refined products to the domestic markets. In each of the three years ended December 31, 2001, 2002 and 2003, our exploration and production operations supplied approximately 95%, 94% and 86%, respectively, of the crude oil processed in our refineries.

      The table below sets forth certain operating statistics regarding our refineries as of December 31, 2001, 2002 and 2003.

	As of December 31,

	2001	2002	2003

Primary distillation capacity(1) (thousand barrels per day)
Lanzhou Petrochemical(2)	151.8	151.8	222.7
Dalian Petrochemical	178.1	212.6	212.6
Fushun Petrochemical	162.0	162.0	162.0
Daqing Petrochemical	121.5	121.5	121.5
Jinzhou Petrochemical(3)	113.3	113.3	113.3
Jinxi Petrochemical	111.3	111.3	111.3
Jilin Petrochemical(4)	101.2	101.2	101.2
Urumqi Petrochemical	101.2	101.2	101.2
Other refineries	911.1	911.1	844.1

Total	1,951.5	1,986.0	1,989.9

Refining throughput (thousand barrels per day)
Lanzhou Petrochemical(2)	128.8	128.6	140.5
Dalian Petrochemical	121.6	136.6	187.7
Fushun Petrochemical	168.3	166.3	172.2
Daqing Petrochemical	108.9	108.2	115.5

	As of December 31,

	2001	2002	2003

Jinzhou Petrochemical(3)	93.9	101.3	105.7
Jinxi Petrochemical	104.1	97.2	108.2
Jilin Petrochemical(4)	87.9	92.3	114.6
Urumqi Petrochemical	71.7	71.7	72.7
Other refineries	667.9	656.7	685.0

Total	1,553.1	1,558.9	1,702.1

Conversion equivalent(5) (percent)
Lanzhou Petrochemical(2)	31.3	31.3	41.9
Dalian Petrochemical	37.5	54.3	54.3
Fushun Petrochemical	78.6	66.9	70.7
Daqing Petrochemical	72.7	61.0	61.0
Jinzhou Petrochemical(3)	63.4	62.5	72.7
Jinxi Petrochemical	69.1	67.3	70.9
Jilin Petrochemical(4)	47.6	54.0	69.8
Urumqi Petrochemical	48.0	50.0	50.0
Average of other refineries	43.9	43.7	39.5

(1)	Represents the primary distillation capacity of crude oil and condensate.

(2)	Includes Lanzhou Refinery, which was merged into Lanzhou Petrochemical in October 2000 as part at our ongoing restructuring.

(3)	Includes a 19.05% minority interest held by unrelated third parties in Jinzhou Petrochemical Company Limited in the relevant periods.

(4)	Includes Jilin Chemical Industrial Company Limited, in which we held a 67.29% equity interest in the relevant periods. Data regarding the primary distillation capacity, refining throughput and conversion equivalent of Jilin Petrochemical includes a 32.71% minority interest held by unrelated third parties in Jilin Chemical Industrial Company Limited in the relevant periods.

(5)	Stated in fluid catalytic cracking, delayed coking and hydrocracking equivalent/ topping (percentage by weight), based on 100% of balanced distillation capacity.

      In each of the three years ended December 31, 2001, 2002 and 2003, the average utilization rate of the primary distillation capacity at our refineries was 80.3%, 79.1% and 85.6%, respectively. We plan to increase the utilization rate of the primary distillation capacity at our refineries by continuing shutting down inefficient refining units and facilities. The average yield for our four principal refined products (gasoline, kerosene, diesel and lubricants) at our refineries was 62.2%, 63.7% and 64.2%, respectively, in the same periods. “Yield” represents the number of tons of a refined product expressed as a percentage of the number of tons of crude oil from which that product is processed. In each of the three years ended December 31, 2001, 2002 and 2003, the yield for all refined products at our refineries was 91.4%, 91.3% and 91.4%, respectively.

      Dalian Petrochemical, Fushun Petrochemical, Lanzhou Petrochemical and Daqing Petrochemical were our leading refineries in terms of both primary distillation capacity and throughput in 2003. They are all located close to our major oil fields in the northeast and northwest regions of China and produce a wide range of refined products. In October 2000, Lanzhou Refinery was consolidated into Lanzhou Petrochemical as part of our ongoing restructuring. Lanzhou Petrochemical has a strategic position in our plan to expand our markets in refined product sales in the southwestern and central regions of China. It is located in the northwestern part of China, providing easy access to markets in southwestern and central regions in China. In 2002, we increased the primary distillation capacity at

Dalian Petrochemical by 34.5 thousand barrels per day. In 2002 and 2003, we increased the throughput of Dalian Petrochemical by 15.0 thousand barrels per day and 51.1 thousand barrels per day, respectively. We expect its throughput to continue to increase in the future. As of December 31, 2003, these four refineries had an aggregate primary distillation capacity of 262.4 million barrels per year, or 718.8 thousand barrels per day, representing approximately 36.1% of the total primary distillation capacity of all our refineries as of the same date. In 2003, these four refineries processed 224.8 million barrels of crude oil or 615.9 thousand barrels per day in the aggregate, representing approximately 36.2% of our total throughput in the same period.

Marketing

      We market a wide range of refined products, including gasoline, diesel, kerosene and lubricants, through an extensive network of sales personnel and independent distributors and a broad wholesale and retail distribution system across China. As of December 31, 2003, our marketing network consisted of:

•	approximately 790 regional wholesale distribution outlets nationwide. Substantially all of these outlets are located in high demand areas such as economic centers across China, particularly in the coastal areas, along major railways and along the Yangtze River; and

•	11,873 service stations owned and operated by us, 317 service stations wholly owned by CNPC or jointly owned by CNPC and third parties that exclusively sell refined products produced or supplied by us and to which we provide supervisory support under contractual arrangement, and 3,041 franchise service stations owned and operated by third parties.

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

      In 2003, we sold approximately 56.6 million tons of gasoline and diesel. The PRC government and other institutional customers, including railway, transportation and fishery operators, are our long-term purchasers of the gasoline and diesel that we produce. We sell gasoline and diesel to those customers at the ex-factory median prices published by the PRC government with an 8% floating range. See “— Regulatory Matters — Pricing — Refined Products” for a discussion of refined product pricing. In 2003, sales of gasoline and diesel to these customers accounted for approximately 3% and 11% of our total sales of gasoline and diesel, respectively. The following table sets forth our refined product sales volumes by principal product category for each of the three years ended December 31, 2001, 2002 and 2003.

	Year ended December 31,

Product	2001(1)	2002(1)	2003(1)

	(in thousands of tons)
Diesel	31,548.4	33,167.1	36,680.7
Gasoline	18,170.2	19,001.3	19,872.5
Fuel oil	4,785.0	4,327.8	5,748.7
Naphtha	4,333.2	4,142.5	4,836.2
Kerosene	1,931.7	1,884.5	1,789.1

	Year ended December 31,

Product	2001(1)	2002(1)	2003(1)

	(in thousands of tons)
Lubricants	1,979.4	1,997.0	1,774.5
Asphalt	921.9	1,344.0	1,711.3
Paraffin	806.5	868.7	1,055.5

Total	64,476.3	66,732.9	73,468.5

(1)	Includes sales volume of the 2,994 service stations we acquired from CNPC in September 2002.

Wholesale Marketing

      We sell refined products both directly and through independent distributors into various wholesale markets, as well as the utility, commercial, petrochemical, aviation, agricultural, fishery and transportation companies in China. We sold approximately 56.6 million tons of gasoline and diesel through our wholesale operations in 2003, including transfers to our retail operations. We sold approximately 2.9 million tons of gasoline and diesel through our wholesale operations to Sinopec in 2003, representing approximately 5.1% of our total sales of these products in the same period. In 2003, we sold approximately 16.9 million tons of our other principal refined products.

      Until 1998, the refined product distribution system in China was divided on a geographic basis into provincial, municipal and county levels. Our wholesale distribution system was established on the basis of this three-tier system. As a result, our wholesale distribution structure created inefficiencies in our marketing operations. In addition, the unnecessary distribution layers increased distribution costs. As part of the restructuring of the CNPC group in 1999, we completed the implementation of a plan to consolidate our wholesale operations and reduce distribution layers and the number of wholesale outlets. In 2001, we completed a series of initiatives to change the business scope, adjust business functions or shut down operations in respect of 558 county level outlets. In addition, we merged 18 municipal level outlets in 2001. In 2002, we continued these initiatives by integrating our markets in Shandong Province and Anhui Province, enhancing our logistics system and shutting down a number of inefficient oil storage facilities. In 2003, we further consolidated our wholesale operations. We expect that the implementation of this plan will continue to increase the overall efficiency of our marketing operations.

Retail Marketing

      In 2003, we sold approximately 22.3 million tons of gasoline and diesel through our service station network, accounting for 39.4% of the total of these products sold through our marketing operations in the same period. Average daily sales volumes of gasoline and diesel at our service station network were approximately 3.6 tons, 3.9 tons and 4.0 tons per service station for the years ended December 31, 2001, 2002, and 2003, respectively, although these numbers vary significantly by geographic region. The weighted average sales volume of gasoline and diesel per business day at our service station network in 2003 was 4.9 tons per service station.

      We sell our refined products to service stations owned and operated by CNPC. These service stations sell exclusively refined products produced or supplied by us in accordance with contractual arrangements between CNPC and us. Under these contractual arrangements, we also provide supervisory support to these service stations.

      We operate a majority of our service stations under the tradename of “PetroChina”. We are still in the process of gradually converting the tradename of the existing service stations in our service station network from “CNPC” to “PetroChina”. We intend to use “PetroChina” as the tradename for the service stations to be acquired or constructed by us in the future.

      Most of the service stations in our service station network are concentrated in the northern, northeastern and northwestern regions of China where we have a dominant wholesale market position. However, the eastern and southern regions of China have a higher demand for gasoline and diesel. We have made significant efforts in recent years to expand our sales and market share in those regions through expanding the number of our service stations and storage facilities in those regions. As part of our expansion initiatives, in 2001, we commenced negotiations with BP Amoco p.l.c. with the purposes of establishing a Sino-foreign equity joint venture to engage in the development and operation of service stations in Guangdong Province. On May 14, 2004, we entered into the Joint Venture Contract and the Articles of Association with BP Global Investments Limited, a subsidiary of BP Amoco p.l.c., to form BP PetroChina Petroleum Company Limited in Guangdong Province. We and BP Global Investments Limited hold 51% and 49% equity interests in BP PetroChina Petroleum Company Limited, respectively. We expect that BP PetroChina Petroleum Company Limited will build, acquire and manage approximately 500 service stations in Guangdong Province within three years from its establishment.

      We invested a total of RMB 7,380 million in expanding our service station network in 2003, of which 47.6% was invested in the eastern and southern regions of China. In 2003, we sold approximately 9,915.9 thousand tons of gasoline and diesel through our owned and franchised service stations in those regions, as compared to approximately 6,630 thousand tons and 8,280 thousand tons we sold in 2001 and 2002, respectively.

      In 2003, we acquired or constructed an aggregate of 1,200 service stations that are owned and operated by us, of which 463 are in the eastern and southern regions of China. We plan to further increase our retail market share and improve the efficiency of our retail operations, with a continued focus on the eastern and southern regions of China. We currently plan to invest approximately RMB 11,000 million for the period between 2004 to 2005 to expand our service station network by way of acquisition, joint venture, new construction and franchising from or with CNPC or other third parties. We currently intend to add approximately 5,500 new service stations, including approximately 1,100 franchised service stations, into our service station network between 2004 to 2005.

      The following table sets forth the number of the service stations in our marketing network as of December 31, 2003:

Owned and operated by us(1)	11,873
Wholly owned by CNPC or jointly owned by CNPC and third parties(2)	317
Franchised	3,041

Total	15,231

(1)	Includes 377 service stations operated by the joint venture established by BP Amoco p.l.c. and us.

(2)	These service stations exclusively sell refined products produced or supplied by us. We also provide supervisory support to these service stations.

      In order to improve the efficiency and profitability of our existing service station network, we standardize the interior and exterior of our service stations, our service procedures, staff uniforms and the product quality of all our service stations. We are in the process of promoting the use of pre-paid gasoline/ diesel filling cards at our service stations. We have equipped 422 service stations located in 13 municipalities with facilities that allow customers to purchase gasoline or diesel with their pre-paid filling cards. In addition to selling gasoline and diesel, we have gradually increased the sale of lubricants and other non-fuel products at our service stations.

OUR CHEMICALS AND MARKETING SEGMENT

1 Daqing Petrochemical Company
2 Jilin Petrochemical Company
3 Fushun Petrochemical Company
4 Liaoyang Petrochemical Company
5 Lanzhou Petrochemical Company
6 Urumqi Petrochemical Company
7 Dushanzi Petrochemical Company
8 Ningxia Petrochemical Company
9 Dalian Petrochemical Company
10 Huabei Petrochemical Company
11 Huhhot Petrochemical Company
Beijing
Yellow River
Yangtze River
Shanghai
Chongqing
YELLOW SEA
EAST CHINA SEA
SOUTH CHINA SEA
Hong Kong

Chemicals and Marketing

      Through 11 chemical plants, we produce basic petrochemical products, derivative petrochemical products, and other chemical products. In 2003, our chemicals and marketing segment had income from operations of RMB 1,041 million (US$126 million).

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

Our Chemical Products

      The table below sets forth the production volumes of our principal chemical products for each of the three years ended December 31, 2001, 2002 and 2003.

	Year ended December 31,

	2001	2002	2003

	(in thousands of tons)
Basic petrochemicals
Propylene	1,177.4	1,523.9	1,833.7
Ethylene	1,571.2	1,582.0	1,817.9
Benzene	215.7	558.7	683.8
Derivative petrochemicals
Synthetic resin
Polyethylene	1,028.5	1,014.4	1,208.0
Polypropylene	622.4	759.0	917.1
ABS	201.5	166.7	208.7
Other synthetic resin products	224.6	27.3	35.1
Synthetic fiber
Terylene fiber	177.5	173.0	116.6
Polyacrylic fiber	81.2	78.6	83.7
Other synthetic fiber products	70.2	15.5	11.4
Synthetic rubber
Butadiene styrene rubber	128.0	134.9	147.3
Other synthetic rubber products	115.0	79.1	98.8
Intermediates
Alkylbenzene	130.0	175.3	204.7
Other chemicals
Urea	3,068.1	3,411.2	3,579.6
Ammonium nitrate	129.2	143.2	46.5

      We are one of the major producers of ethylene in China. We use the bulk of the ethylene we produce as a principal feedstock for the production of many chemical products, such as polyethylene. In 2001, we implemented a five-year plan to invest RMB 10,000 million (US$1,208 million) to upgrade our ethylene production facilities at Daqing Petrochemical, Jilin

Petrochemical, Fushun Petrochemical, Liaoyang Petrochemical, Dushanzi Petrochemical and Lanzhou Petrochemical. Once these upgrade projects are completed, we expect our total annual ethylene production capacity to reach 1,850 thousand tons by the end of 2005. As of December 31, 2003, we had invested approximately RMB 3,537 million (US$427 million) for these upgrade projects. As of December 31, 2003, we had a total ethylene production capacity of 1,730 thousand tons per year, as compared to 1,655 thousand tons of ethylene production capacity as of December 31, 2002. In 2003, the production volume of ethylene increased 14.9% to 1,817.9 thousand tons from 1,582.0 thousand tons in 2002 as a result of the upgrade of our ethylene production facilities.

      In 2003, the monthly average capacity utilization rate at our ethylene production facilities was 105.1%. The cost of ethylene production is an important component of our overall chemical production costs. Reduction of energy consumption and raw material loss is a key factor in reducing ethylene production costs. After we implemented a series of measures in 2002 and 2003 to reduce energy consumption, the average energy consumption of our ethylene production facilities decreased from 817.2 kilograms of standard oil per ton in 2001 to 794.6 kilograms in 2002 and to 754.1 kilograms in 2003. However, this is still significantly higher than the world average of 500 to 690 kilograms of standard oil per ton. We plan to continue to implement measures to reduce our energy consumption.

      In addition, high ethylene percentage loss has also contributed to the relative high cost of our ethylene production. In order to reduce high ethylene percentage loss in our ethylene production, we have implemented a series of measures at our chemical plants in the past two years, such as improving our process management of key units for ethylene production, reducing unplanned temporary interruptions of our chemical facilities and enhancing pyrolysis material composition and production plans. As a result, the average ethylene percentage loss at our chemical plants decreased from 1.04% in 2001 to 0.83% in 2002 and to 0.57% in 2003. We believe that these measures will enable us to continue to reduce the cost of our ethylene production without incurring significant capital expenditures.

      We produce a number of synthetic resin products, including polyethylene, polypropylene and ABS. As of December 31, 2003, our production capacities for polyethylene, polypropylene and ABS were 1,194.5 thousand tons, 913.5 thousand tons and 220 thousand tons, respectively. In 2003, we produced 1,208.0 thousand tons, 917.1 thousand tons and 208.7 thousand tons of polyethylene, polypropylene and ABS, respectively. Currently, China imports significant volumes of these products to meet the domestic demand due to an inadequate supply of high-quality domestically produced polyethylene, polypropylene and ABS. We intend to increase the production, and improve the quality, of these products. We are currently building new production facilities with new technology for the production of these products in Daqing Petrochemical Company, Daqing Refining and Chemical Company, Lanzhou Petrochemical Company and other branch companies. The production volume of ABS decreased 17% from 201.5 thousand tons in 2001 to 166.7 thousand tons in 2002. This decrease was due primarily to the termination of the lease for a major ABS production line at Daqing Petrochemical Company in 2002. Since then, we have implemented a number of measures to upgrade our ABS production facilities at our petrochemical companies in order to replace the lost ABS production capacity at Daqing Petrochemical Company. In 2003, Jilin Petrochemical Company increased its ABS production capacity to 170.0 thousand tons per year by upgrading its ABS production facilities. Primarily as a result of this, the production volume of ABC increased 25.2% to 208.7 thousand tons in 2003.

Sales and Marketing

      Our chemical products are distributed to a number of industries that manufacture components used in a wide range of applications, including automotive, construction, electronics, medical manufacturing, printing, electrical appliances, household products, insulation, packaging, paper, textile, paint, footwear, agriculture and furniture industries.

      The following table sets forth the sales volumes of our chemical products by principal product category for each of the three years ended December 31, 2001, 2002 and 2003.

	Year ended December 31,

Product	2001	2002	2003

	(in thousands of tons)
Derivative petrochemicals
Synthetic resin
Polyolefin Polyethylene	1,016.2	1,008.3	1,205.0
Polypropylene	597.8	589.2	717.2
ABS	174.5	210.5	204.5
Synthetic fiber
Terylene fiber	183.4	172.2	132.9
Polyacrylic fiber	105.6	84.9	81.2
Synthetic rubber
Butadiene styrene rubber	128.5	136.5	144.7
Intermediates
Alkylbenzene	115.8	135.3	110.1
Other chemicals
Urea	3,419.7	2,967.5	3,766.8
Ammonium nitrate	168.1	145.5	51.1

Natural Gas and Pipeline

      We are China’s largest natural gas transporter and seller in terms of sales volume, with revenues of RMB 15,067 million (US$1,820 million) and total sales volume of 651.0 billion cubic feet in 2003, of which 543.4 billion cubic feet was sold by our natural gas and pipeline segment. In 2003, our natural gas and pipeline segment had income from operations of RMB 1,922 million (US$232 million). We sell natural gas primarily to fertilizer and chemical companies, commercial users and municipal utilities owned by local governments.

      The following table sets forth the length of our natural gas pipelines as of December 31, 2001, 2002 and 2003 and the volume of natural gas sold by us in each of the three years ended December 31, 2001, 2002 and 2003.

	As of December 31 or year
	ended December 31,

	2001	2002	2003

Length of natural gas pipelines used by our natural gas segment (km)	11,826	12,299	14,017
Total length of natural gas pipelines (km)	12,918	13,391	15,144
Volume of natural gas sold by our natural gas segment (Bcf)	442.2	486.3	543.4
Total volume of natural gas sold(1)(Bcf)	529.8	588.4	651.0

(1)	Represents the aggregate volume of natural gas sold by our natural gas and pipeline segment and our exploration and production segment, including the sales to our natural gas and pipeline segment by our exploration and production segment.

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

Our Principal Markets for Natural Gas

      In 2003, 56.9%, 21.0%, 18.4%, 3.5% and 0.2% of our natural gas sales were to the southwestern, northern, northwestern, northeastern and eastern regions of the PRC, respectively.

      Currently, Sichuan Province and Chongqing Municipality in southwest China are two of our principal markets for natural gas. We sold 276.2 billion cubic feet of natural gas to Sichuan Province and Chongqing Municipality in 2003, as compared to 262.6 billion cubic feet in 2002, representing approximately 42.4% of our total natural gas sales in 2003. We supply natural gas to Sichuan Province and Chongqing Municipality from our exploration and production operations in the Sichuan oil region. Our natural gas pipelines in these areas are well developed, consisting of a natural gas transmission network with a total length of approximately 6,469 kilometers. As these areas lack adequate supply of alternative energy resources, such as coal, we believe that we can further expand our natural gas sales as energy demand increases in these areas.

      Beijing Municipality, Tianjin Municipality, Hebei Province and Shandong Province in northern China have high energy consumption levels. These areas are also important markets for our natural gas transmission and marketing business. We sold an aggregate of 122.2 billion cubic feet of natural gas to these areas in 2003, as compared to 97.7 billion cubic feet in 2002. Our natural gas sales to Beijing Municipality increased 18.2% from 70.3 billion cubic feet in 2002 to 83.1 billion cubic feet in 2003. We supply natural gas to Beijing Municipality, Tianjin Municipality and Hebei Province primarily from the Changqing oil region through the Shaanxi to Beijing natural gas pipeline, which is one of our natural gas trunk pipelines, and from the Huabei and Dagang oil regions. Currently, we have 1,797 kilometers of natural gas pipelines in these areas.

      Henan Province, Anhui Province, Shanghai Municipality and other provinces and cities in the Yangtze River Delta, Wuhan City and other regions in Hubei Province, Hunan Province, Lanzhou City and other areas in Gansu Province, Qinghai Province and Shanxi Province are also natural gas markets we are developing. We have commenced the construction of several pipelines linking our natural gas fields to those regions. We believe that upon completion of the construction of those pipelines, we will be able to increase our market share in those regions.

      Each year, we must supply natural gas to customers subject to the government-formulated guidance supply plan first as required by the PRC government. We enter into natural gas supply contracts with those customers on the basis of the amount of natural gas to be supplied according to the guidance supply plan for the following year’s supply.

      We have entered into long-term take-or-pay contracts with 14 municipalities and enterprises in Qinghai Province, Gangsu Province, Shanxi Province and Tianjin Municipality, 27 municipalities and enterprises in Hubei Province and Hunan Province, seven municipalities in Shandong Province and 25 municipalities and enterprises in Henan Province, Anhui Province, Shanghai Municipality and other provinces located in the Yangtze River Delta. Under these take-or-pay contracts, we have agreed in principle to supply natural gas to these customers in the next 20 to 25 years at prices determined based on the ex-factory prices published by the National Development and Reform Commission, formerly the State Development Planning Commission, supplemented by the pipeline transportation tariffs. See “— Regulatory Matters — Pricing — Natural Gas” for a discussion of natural gas pricing.

      In 2003, we sold 461.3 billion cubic feet, or 84.9% of the natural gas sales volume of our natural gas and pipeline segment, to customers not subject to the government-formulated guidance supply plan, such as commercial end users and municipal utilities, representing a 14.9% increase over 2002. We believe that sales volume of our natural gas to customers not subject to the government-formulated guidance supply plan as a percentage of our total sales will continue to increase. See “— Regulatory Matters — Pricing — Natural Gas” for a discussion of the government-formulated guidance supply plan.

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

Natural Gas Transmission Infrastructure

      As of December 31, 2003, our natural gas and pipeline segment owned and operated approximately 14,017 kilometers of natural gas pipelines in China, which represented the vast majority of China’s onshore natural gas pipelines. Our existing natural gas pipelines form regional natural gas supply networks in southwestern and northern China. Our experience in the design, construction management and operation of our existing natural gas pipelines has enabled us to develop relatively advanced technologies and skills in China in long distance pipeline design, construction and automated operational communications. We believe that we will continue to benefit from those technologies and skills in the future expansion of our natural gas pipeline networks and their ancillary facilities.

Expansion of Our Natural Gas Transmission and Marketing Business

      In September 2001, we completed the construction of a natural gas pipeline from Sebei, Qinghai Province, to Xining City, Qinghai Province and Lanzhou City, Gansu Province, of which the total length of the main line is approximately 930 kilometers. The capital investment for this project was RMB 2,220 million, which was funded by cash generated by our operations.

      In March 2002, we completed the construction, and commenced the operation, of a natural gas pipeline from Cangzhou City to Zibo City with a total length of 213.5 kilometers. We own a 70% interest in this project. An unrelated natural gas company in Shandong Province holds the remaining interest in this project.

      In 2003, we continued our efforts in expanding our natural gas transmission and marketing business. We are currently in the process of constructing the West to East natural gas pipeline and the Zhong Country to Wuhan City natural gas pipeline.

      Our West to East natural gas pipeline project is designed to link our natural gas fields in Xinjiang and Changqing with Henan Province, Anhui Province, Shanghai Municipality and other areas in the Yangtze River Delta. The total length of the main line for the West to East natural gas pipeline project is expected to be approximately 3,800 kilometers. In December 2001, the State Development Planning Commission, the predecessor of the National Development and Reform Commission, approved the feasibility study report for the West to East natural gas pipeline project. As of December 31, 2003, we had invested RMB 21,324 million in this project, accounting for 46% of the total expected investment of the project. We have completed the construction of the eastern part of the pipeline from Jingbian to Shanghai Municipality and commenced trial operation in October 2003. The total length of the main line for the eastern part is 1,483.7 kilometers. We are accelerating the construction of the western part of the pipeline and expect to commence the operation of the western part from Lunnan to Jingbian in January 2005. As of May 31, 2004, we had entered into take-or-pay contracts with 25 subscribers and distributors to supply them with natural gas through the West to East natural gas pipeline. We believe that the successful completion of this natural gas pipeline and associated storage facilities will substantially enhance our ability to capitalize on anticipated growth in demand for natural gas in these regions.

      The Zhong County to Wuhan City natural gas pipeline is designed to link the Sichuan gas region with Wuhan City, the other areas in Hubei province and Hunan Province, and has a designed annual throughput capacity of 105.9 billion cubic feet of natural gas. We commenced the construction of the pipeline in August 2003. As of May 31, 2004, we had entered into take-or-pay contracts with 27 municipalities and enterprises in Hubei Province and Hunan Province to supply them with natural gas to be transmitted through this pipeline.

      In addition, we are in the process of constructing an additional natural gas pipeline from Shaanxi to Beijing Municipality with a total length of 860 kilometers. This second line of the Shaanxi to Beijing natural gas pipeline will deliver natural gas from our Changqing oil and gas region to Shaanxi Province, Shanxi Province, Hebei Province and Beijing Municipality with a designed annual throughput capacity of 423.8 billion cubic feet of natural gas. We have completed the preliminary design of the pipeline and commenced the construction of controlling engineering projects.

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

      On July 4, 2002, we, Sinopec and an international investment consortium, which consists of six multinational energy companies including Shell International Gas Limited, OAO Gazprom and ExxonMobil China Gas Pipeline Limited, entered into a West to East Joint Venture Framework Agreement. This agreement contemplates a number of structural and operation principles relating to the West to East project.

      Currently, we are not conducting substantive negotiations with the international investment consortium and Sinopec relating to the establishment of the joint venture, nor do we have a timetable for the establishment of the joint venture.

Crude Oil and Refined Product Transportation and Storage Infrastructure

      In order to improve management effectiveness, operating efficiency and safety of our crude oil and refined product transportation and storage businesses, we transferred the pipeline operations and some storage infrastructure related to the pipeline operations for our crude oil and refined products from the refining and marketing segment to the natural gas segment in January 2001, which was then renamed the natural gas and pipeline segment. See “Item 5 — Operating and Financial Review and Prospects — General — Overview”.

      We have an extensive network for the transportation, storage and distribution of both crude oil and refined products, which covers many regions of China. Our goal is to exploit and optimize our existing infrastructure to further consolidate our presence as the leading integrated oil and gas company in China.

      As of December 31, 2003, our crude oil transportation and storage infrastructure consisted of:

•	9,141 kilometers of crude oil pipelines with an average daily throughput of approximately 2.1 million barrels; and

•	crude oil storage facilities with an aggregate storage capacity of approximately 14.8 million cubic meters.

      We deliver crude oil to customers through our pipeline and storage facility network, through crude oil storage facilities that we lease from third parties and by ships leased by customers. In 2003, approximately 65.8% of our crude oil production was delivered to our refineries through our crude oil pipeline network. We believe that our crude oil pipeline network is sufficient for our current and anticipated transportation needs. During the past three years, we have not experienced any delays in our ability to deliver crude oil due to pipeline capacity constraints.

      Our transportation and storage infrastructure also includes:

•	2,276 kilometers of refined product pipelines with an average daily throughput of approximately 24,849 tons; and

•	refined product storage facilities with a total storage capacity of approximately 15.9 million cubic meters.

      Most of our refineries are located in the northeastern and northwestern regions of China. Our ability to distribute products through our own product distribution infrastructure to the eastern and southern regions will provide us with greater flexibility in supplying refined products to the domestic markets across China. We plan to continue to enhance our product distribution infrastructure in the northeastern, northwestern, northern and southwestern regions where we already have a significant market share, and to expand our product distribution infrastructure in the eastern and southern regions by acquiring and constructing transportation storage facilities and distribution storage facilities in these regions.

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

      Together with the expansion of our service stations, we expect that our pipelines, primary storage and secondary distribution storage facilities will significantly enhance our existing distribution infrastructure for refined products. We believe that our enhanced distribution infrastructure will help us increase the sales of our refined products.

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

Natural Gas and Pipeline Operations

      We are the largest supplier of natural gas in terms of volume of natural gas supplied. Currently, we face very limited competition in the supply of natural gas in Beijing Municipality, Tianjin Municipality, Hebei Province and the northwestern regions of China, our existing principal markets for natural gas. Currently, Sinopec has natural gas fields in Sichuan Province and sells natural gas to users in that province. We, therefore, have limited competition from Sinopec in our markets in Sichuan Province. Further, we intend to expand our markets for natural gas into the coastal regions in eastern China where we may face competition from CNOOC and, to a lesser extent, Sinopec. We believe that our dominant natural gas resources base, our relatively advanced technologies and skills in managing long distance pipelines will enable us to continue to be a dominant player in the natural gas markets in China.

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

      We anticipate that the environmental laws and regulations to which we are subject will become increasingly strict and are therefore likely to have an increasing impact on our operations. It is impossible, however, to predict accurately the effect of future developments in such laws and regulations on our future earnings and operations. Some risk of environmental costs and liabilities is inherent in certain of our operations and products, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred. However, we do not currently expect any material adverse effect on our financial condition or results of operations as a result of compliance with such laws and regulations. We paid pollutant discharge fees of approximately RMB 113 million and RMB 113 million and RMB 155 million (US$19 million) in 2001, 2002 and 2003, respectively.

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

      Our capital expenditures on environmental programs in 2001, 2002 and 2003 totaled approximately RMB 1,205 million, RMB 1,363 million and RMB 1,076 million (US$130 million), respectively.

      On December 23, 2003, a gas blow-out incident occurred at our Luojia No. 16H gas well located in Kaixian County, Chongqing Municipality. The gas blow-out caused the leakage of a large quantity of sulfurated hydrogen, resulting in injuries and death to many residents living in the surrounding areas. The PRC government investigated this gas blow-out and found CNPC, who had provided drilling services to us for the Luojia No. 16H gas well, liable. This incident has not had, and we do not believe it will have, a material adverse effect on our results of operations and financial condition. Because a number of our production facilities are located in populated areas, we have established a series of preventative measures to improve the safety of our employees and surrounding residents and minimize disruptions or other adverse effects on our business. Theses measures include:

•	providing each household in areas surrounding our production facilities with printed materials to explain and illustrate safety and protection knowledge and skills; and

•	enhancing the implementation of various safety production measures we have adopted previously.

      We believe that these preventative measures will help minimize the possibility of similar incidents resulting in serious casualties and environmental consequences. In addition, we believe that adoption of these preventative measures will not require significant capital expenditures, and therefore, will not have a material adverse effect on our results of operations and financial condition.

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

      As of December 31, 2003, CNPC obtained formal land use right certificates for 24,046 of the 28,649 parcels of land and some of the building ownership certificates. The necessary governmental procedures for the above-mentioned service stations located on collectively owned land have not been completed to date. Our directors confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. Our directors believe that these will not have any material adverse effect on our results of operations and financial condition.

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

      The Ministry of Land and Resources issues production licenses to applicants on the basis of the reserve reports approved by the relevant authorities. Production license holders are required to pay an annual production right usage fee of RMB 1,000 per square kilometer. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. However, in accordance with a special approval from the State Council, the Ministry of Land and Resources has issued production licenses effective March 2000 to PetroChina for all of its crude oil and natural gas reservoirs with terms coextensive with the projected productive life of those reservoirs, ranging up to 55 years. Production licenses to be issued to us in the future will be subject to the 30-year maximum unless we obtain additional special approvals from the State Council. Each of our production licenses is renewable upon our application 30 days prior to expiration. Oil and gas price increases may extend the productive life of our crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses.

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

Import and Export

      The import and export of crude oil and the export of refined products is subject to quota and licensing control in China. Currently, there are eighteen companies licensed to import crude oil and three licensed to export crude oil and refined products. The import of refined products was subject to quota and licensing control until the end of 2003. Since September 1, 2003, the export of refined products in the form of processing trade has been exempted from export licensing, and since January 1, 2004, the import of refined products has been exempted from import quota and licensing control. The Ministry of Commerce sets import and export quotas for crude oil and refined products by taking into account the supply and demand in China as well as the WTO requirements for China. The Ministry of Commerce is also responsible for issuing import and export licenses for products subject to quotas. Upon receiving quota allocation, refining companies or enterprises can import crude oil through State-authorized import companies. See “Item 3 — Key Information — Risk Factors” for a discussion of the expected opening of domestic markets to foreign competition in China.

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

Tax item	Tax base	Tax Rate

Corporate income tax	Taxable income	Generally at a rate of 33%. However, our qualified branch companies in the west regions of the PRC are entitled to a rate of 15%. Tax concession or exemption enjoyed by any subsidiary or branch company continues to apply.

Tax item	Tax base	Tax Rate

Value-added tax	Revenue	13% for liquified natural gas, natural gas, agricultural film and fertilizers and 17% for other items. PetroChina charges value-added tax from its customers at the time of settlement on top of the selling prices of its products on behalf of the taxation authority. The value-added tax paid by PetroChina for purchasing materials to be consumed during the production process and for charges paid for drilling and other engineering services and labor are deducted from value-added tax payable by PetroChina. 11% of the value-added tax paid in connection with export of gasoline is subject to rebate.
	Sales volume	5% for the Sino-foreign oil and gas exploration and development cooperative projects. However input value-added tax cannot be deducted.
Business tax	Revenue from transportation services	3%
Consumption tax	Aggregate volume sold or self-consumed	RMB 277.6 per ton for gasoline; since January 1, 1999, RMB 388.64 per ton for leaded gasoline.

RMB 117.6 per ton for diesel

All consumption taxes paid in connection with export of gasoline are subject to a full rebate.
Resource tax	Aggregate volume sold or self-consumed	RMB 8 to 30 per ton for crude oil

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

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

      You should read the following discussion together with our consolidated financial statements and their notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS, which differ in many material respects from US GAAP. Note 34 to our consolidated financial statements included elsewhere in this annual report and the section headed “— Other Information — US GAAP Reconciliation” summarize the significant differences between IFRS and US GAAP as they relate to us.

      In accordance with an acquisition agreement between CNPC and us dated September 26, 2002, we acquired from CNPC the assets, liabilities and interests related to CNPC’s refined products marketing enterprises consisting primarily of service stations and related facilities for RMB 3,200 million. Under IFRS, the acquisition is a combination of entities under common control since the CNPC’s refined products marketing enterprises and us are under the common control of CNPC. As a result, we have accounted for the acquisition in a manner similar to a uniting of interests, whereby the assets and liabilities of the marketing enterprises acquired are accounted for at historical cost to CNPC with net liabilities of RMB 2,956 million at the effective date. Our prior years’ consolidated financial statements were restated in 2002 to give effect to the acquisition in such periods as if the operations of our company and these marketing enterprises have always been combined in such periods. The difference between RMB 3,200 million paid and the net liabilities transferred from CNPC has been adjusted against equity. See “— Acquisition of Certain Refined Products Marketing Enterprises from CNPC”.

Overview

      We are engaged in a broad range of petroleum and natural gas related activities, including:

•	the exploration, development, production and sale of crude oil and natural gas;

•	the refining, transportation, storage and marketing of crude oil and petroleum products;

•	the production and marketing of basic petrochemical products, derivative chemical products and other chemical products; and

•	the transmission and storage of crude oil, refined products and natural gas as well as sale of natural gas.

      We are China’s largest producer of crude oil and natural gas and are one of the largest companies in China in terms of sales. In the year ended December 31, 2003, we produced approximately 773.7 million barrels of crude oil and approximately 690.3 billion cubic feet of natural gas for sale. Our refineries also processed approximately 621.2 million barrels of crude oil in the year ended December 31, 2003. In the year ended December 31, 2003, we had total revenue of RMB 303,779 million (US$36,703 million) and net income of RMB 69,614 million (US$8,411 million).

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

Factors Affecting Results of Operations

      Our results of operations and the period-to-period comparability of our financial results are affected by a number of external factors, including changes in the prices of crude oil, refined products, natural gas and chemical products, decrease in our crude oil reserves in China and fluctuations in exchange rates and interest rates.

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

      Prior to September 1, 1999, the premiums and discounts applied to our crude oil sales were largely determined through negotiations between CNPC and Sinopec, our largest customer. Since September 1, 1999, these discounts and premiums have been determined in accordance with a crude oil premium and discount calculation agreement and its supplemental agreement we entered into with Sinopec. These agreements establish premiums and discounts which effect adjustments to the benchmark prices. These agreements do not obligate either party to purchase or sell any crude oil and is thus subject to renegotiation. Under these agreements, the State Development and Reform Commission, formerly the State Development Planning Commission, will mediate if we cannot agree with Sinopec on the premium or discount applicable to a particular crude oil purchase. The table below sets forth the median prices for our principal grades of crude oil in 2001, 2002 and 2003 and the negotiated premiums and discounts applicable to those grades of crude oil since June 2000.

		Median prices for principal grades			Premium/(discount)
		of crude oil (RMB/barrel)			(RMB/barrel)

Grade of		Year 2001	Year 2002	Year 2003	June 2000-	July 2001-	January 2002-	Since January
crude oil	Benchmark	average	average	average	June 2001	December 2001	December 2002	2003

Daqing	Minas	209.0	198.7	240.8	(3.8) – 0	0 – 2.8	0 – 5.6	(3.8) – 0

Jidong	Minas	209.0	198.7	240.8	(3.8) – 0	0 – 2.8	0 – 5.6	(3.8) – 0

Huabei	Minas	209.0	198.7	240.8	(3.8) – 0	0 – 2.8	1.4 – 6.9	(2.4) – 1.4

Dagang	Cinta	199.3	192.6	237.0	(3.8) – 0	0 – 3.0	1.4 – 5.6	1.4

Tarim	Minas	209.0	198.7	240.8	(26.4) – (22.6	) (29.4) – (22.6)	(34.8)	(34.8) – (31.0)

Tuha	Tapis	233.8	203.9	247.0	(31.0) – (27.2	) (27.2) – (25.0)	(27.2) – (21.5)	(27.2)

      In 2003, the median prices for our principal grades of crude oil and crude oil produced in our Daqing oil region were RMB 238.4 per barrel and RMB 240.8 per barrel, respectively.

      Increases or decreases in the price of crude oil in China have a significant impact on the revenue from our exploration and production segment. In the year ended December 31, 2003, our average realized selling price for crude oil was RMB 225 (US$27.20) per barrel, increased by 21.0% from RMB 186 (US$22.48) per barrel in the year ended December 31, 2002. As a result, the revenue from our exploration and production segment increased 20.3% from RMB 147,308 million in the year ended December 31, 2002 to RMB 177,271 million (US$21,418 million) in the year ended December 31, 2003. See “Item 4 — Information on the Company — Regulatory Matters — Pricing” for a more detailed discussion of current PRC crude oil pricing regulations.

Refined Product Prices

      Until June 5, 1998, the State Development Planning Commission, the predecessor of the State Development and Reform Commission, set wholesale and retail prices for our major refined products (gasoline, diesel and kerosene). However, during the first six months of 1998, due to then prevailing market conditions and increased smuggling of refined products, actual wholesale prices in the refined products market were lower than the wholesale prices set by the PRC government. In June 1998, the State Development Planning Commission pegged the prices of refined products of gasoline and diesel to the FOB Singapore trading prices, supplemented by transportation costs, customs duties, insurance charges, taxes and retail margins. Prior to October 2001, the State Development Planning Commission published from time to time retail median gasoline and diesel guidance prices for major cities and provinces. Once published, the retail median prices remained unchanged until either we or Sinopec requested an adjustment and demonstrated that the cumulative change of the FOB Singapore gasoline or diesel trading price from the then applicable retail median guidance price exceeded 5%. Since October 2001, the State Development Planning Commission or the State Development and Reform Commission has adjusted such retail median prices from time to time to reflect the FOB Singapore, Rotterdam and New York trading prices for gasoline and diesel, supplemented by transportation costs and taxes. See “Item 4 — Information on the Company — Regulatory Matters — Pricing” for a more detailed discussion of current PRC refined products pricing regulations.

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

      The following table sets forth the retail median prices for 90(#) gasoline and 0(#) diesel published by the State Development Planning Commission or the State Development and Reform Commission from January 2003 to December 2003 when such adjustments were made.

	90(#)
Date	Gasoline	0(#) Diesel

	(RMB/ton)	(RMB/ton)
January 1, 2003	3,542	3,220
February 1, 2003	3,732	3,390
May 10, 2003	3,442	3,130
July 1, 2003	3,532	3,130
December 6, 2003	3,732	3,310

Chemical Product Prices

      We determine and set the prices of all chemical products produced by our chemicals business segment.

Natural Gas Prices

      Prior to January 2002, our natural gas price was comprised of wellhead price, pipeline transportation tariff and purification fee. Since January 2002, the State Development Planning Commission, the predecessor of the State Development and Reform Commission, has merged the purification fee into the wellhead price to establish a unified natural gas ex-factory price. As a result of the price merger, our natural gas price is comprised of the following two components:

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

Critical Accounting Policies

      The preparation of our consolidated financial statements requires our management to select and apply significant accounting policies, the application of which may require management to make judgments and estimates that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. Notwithstanding the presentation of our principal accounting policies in Note 3 to our consolidated financial statements included elsewhere in this annual report, we have identified the accounting policies below as most critical to our business operations and the understanding of our financial condition and results of operations presented in accordance with IFRS. Although these estimates are based on our management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

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

      Before estimated oil and gas reserves are designated as “proved”, certain engineering criteria must be met in accordance with industry standards and the regulations of the United States Securities and Exchange Commission. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Therefore, these estimates do not include probable or possible reserves. Our proved reserve estimates are updated annually by an independent, qualified and experienced oil and gas reserve engineering firm in the United States. Our oil and gas reserve engineering department has policies and procedures in place to ensure that these estimates are consistent with these authoritative guidelines. Among other factors as required by authoritative guidelines, this estimation takes into account recent information about each field, including production and seismic information, estimated recoverable reserves of each well, and oil and gas prices and operating costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Therefore, as prices and cost levels change from year to year, the estimate of proved reserves also changes. We have no costs of unproved properties capitalized in oil and gas properties.

      Despite the inherent imprecision in these engineering estimates, estimated proved oil and gas reserve quantity has a direct impact on certain amounts reported in the financials statements. In addition to the capitalization of costs related to oil and gas properties on the balance sheet discussed earlier, estimated proved reserves also impact the calculation of depreciation, depletion and amortization expenses of oil and gas properties. The cost of oil and gas properties is amortized at the field level on the unit of production method. Unit of production rates are based on the total oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of our production licenses. Our reserve estimates include only crude oil and natural gas which management believes can be reasonably produced within the current terms of the production licenses that are granted by the Ministry of Land and Resources, ranging from 30 years to 55 years from the effective date of issuance in March 2000, renewable upon application 30 days prior to expiration. Consequently, the impact of changes in estimated proved reserves is reflected prospectively by amortizing the remaining book value of the oil and gas property assets over the expected future production. If proved reserve estimates are revised downward, earnings could be effected by higher depreciation expense or an immediate write-down of the property’s book value had the downward revisions been significant. See “— Property, Plant and Equipment” below. Given our large number of producing properties in our portfolio, and the estimated proved reserves, it is unlikely that any changes in reserve estimates will have a significant effect on prospective charges for depreciation, depletion and amortization expenses.

      We did not incur and do not anticipate to incur any material dismantlement, restoration or abandonment cost given the nature of our onshore producing activities and current PRC regulations governing such activities.

      In addition, due to the importance of these estimates to better understanding the perceived value and future cash flows of a company’s oil and gas operations, we have also provided supplemental disclosures of “proved” oil and gas reserve estimates prepared in accordance with authoritative guidelines elsewhere in this annual report.

     Property, Plant and Equipment

      We record property, plant and equipment, including oil and gas properties, initially at cost less accumulated depreciation, depletion and amortization. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at revalued amount, being the estimated fair value at the date of the revaluation less accumulated depreciation and impairment losses. Revaluations are performed by independent qualified valuers on a regular basis to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Revaluation surpluses pertaining to revalued assets depreciated or disposed of are retained in the revaluation reserve and will not be available to offset against possible future revaluation losses. As disclosed in Note 16 to our consolidated financial statements included elsewhere in this annual report, our property, plant and equipment, excluding oil and gas reserves, were revalued as of June 30, 1999. Subsequently, our refining and chemical production equipment was revalued as of September 30, 2003.

      Depreciation, depletion and amortization to write off the cost or valuation of each asset, other than oil and gas properties, to its residual value is calculated using the straight-line method over the estimated useful live of such asset as follows:

Land and buildings	25-50 years
Plant and machinery	10-15 years
Equipment and motor vehicles	3-16 years

      We do not provide depreciation for construction in progress until it is completed and ready for use.

      The useful lives of non-oil-and-gas properties are estimated at the time these purchases are made after considering future changes, business developments and our strategies. Estimated production lives for oil aid gas properties are also made after considering the specific factors discussed under “— Oil and Gas Reserves” above, Should there be unexpected adverse changes in these circumstances or events, which include, among others, declines in projected operating results and negative industry or economic trends we would be required to assess the need to shorten the useful lives and/or make impairment provisions.

      In performing this impairment assessment, we review internal and external sources of information to identify indications of these unexpected adverse changes. The sources utilized to identify indications of impairment are often subjective in nature and require us to use judgment in applying such information to our businesses. Our interpretation of this information has a direct impact on whether an impairment assessment is performed as at any given balance sheet date. Such information is particularly significant as it relates to our oil and gas properties. If an indication of impairment is identified, the recoverable amount of each cash generating unit is estimated, which is the higher of its net selling price and its value in use, which is the estimated net present value of future cash flows to be derived from the continuing use of the asset and from its ultimate disposal. To the extent the carrying amount of a cash generating unit exceeds the recoverable amount, an impairment loss is recognized in the income statement.

      Depending on our assessment of the overall materiality of the asset under review and complexity of deriving reasonable estimates of the recoverable value, we may perform such assessment utilizing internal resources or we may engage external advisors to advise us in making this assessment. Regardless of the resources utilized, we are required to make many assumptions in making this assessment, including our utilization of such asset, plans to continue to produce and develop proved and associated probable or possible reserves, the cash flows to be generated based on assumptions for future commodity prices and development costs, appropriate market discount rates and the projected market and regulatory conditions. Changes in any of these assumptions could result in a material change to future estimates of the recoverable value of any asset.

 Impairment of Accounts Receivable

      Accounts receivables are stated at cost less provision for impairment. Accounts where there are indications that a receivable may be impaired or not collectible, a provision would be recorded based on best estimates to reduce the receivable balance to the amount that is expected to be collected. Factors considered in making a provision include the historical payment and collection experience, debtors’ credit worthiness and appropriate discount rates. The recording of provisions requires the application of judgments about the ultimate resolution of these accounts receivable. As a result, provisions are reviewed at each balance sheet date and adjusted to reflect our current best estimates.

     Deferred Tax Assets

      We are required to exercise considerable judgment in making provisions for deferred tax under the liability method. Under this method, deferred income tax is provided for temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Specifically, we must make estimates of projected capital expenditures to be incurred and the resulting incremental timing difference that such capital expenditures would generate for the determination of the amount of temporary difference that will be recovered. We use currently enacted tax rates to determine deferred income tax. If these rates change, we would have to adjust our deferred tax in the period in which these changes happen through the income statement.

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

     One-time Remedial Payments for Staff Housing

      As disclosed in Note 34(c) to our consolidated financial statements included elsewhere in this annual report, certain of our employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards are to be reimbursed for such differences. These one-time remedial payments have been borne or are to be borne by our State-owned shareholder, CNPC. Under IFRS, such direct payments to employees or reimbursements will not be recorded in our consolidated income statement. US GAAP contain no such exemption but require this principal shareholder’s action on our behalf to be recorded in the consolidated income statement. During the year ended December 31, 2002, we and CNPC completed the process of estimating the amounts payable to qualified employees at the level of the affected business units as a whole. We have reflected this best available estimate of such payments in determining our net income for the year ended December 31, 2002, under US GAAP. Since this amount is borne by our State-owned shareholder, a corresponding amount has been included as an addition to the other reserves in our shareholders’ equity. The estimation process of such payments down to level of the individual employees is still on going. Actual results may differ from these estimates at the time when more information becomes available.

      For detailed discussions of significant differences between IFRS and US GAAP, see Note 34 to our consolidated financial statements included elsewhere in this annual report and the section headed “ — Other Information — US GAAP Reconciliation” below.

The Restructuring of the CNPC Group

      Effective as of November 5, 1999, CNPC transferred to us its domestic assets and operations relating to:

•	the exploration, development and production of crude oil and natural gas;

•	the refining, transportation, storage and marketing of crude oil and petroleum products;

•	the production and marketing of chemicals; and

•	the transmission, marketing and sale of natural gas.

      CNPC retained the remaining assets and operations. As part of this restructuring, we have made arrangements with CNPC for the provision to us of certain essential products and services. In addition, we effected transactions to transfer a portion of the debt obligations of the subsidiaries of our predecessor to CNPC, resulting in a decrease in debt of RMB 30,500 million, primarily long-term debt, and a corresponding increase in owner’s equity as of September 30, 1999.

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

Acquisitions

Acquisitions of Overseas Assets

      In April 2002, we acquired Devon Energy Indonesia Limited from Devon Energy Corporation for a price of RMB 2,068 million (US$250 million). Devon Energy Indonesia Limited holds interests in a number of crude oil and natural gas exploration and production project in Indonesia, including a 30% interest in an oil and gas production sharing contract relating to the Jabung block located in Sumatra, Indonesia. In April 2003, we acquired a 50% equity interest in Amerada Hess Indonesia Holdings Limited, which holds a 30% interest in the oil and gas production sharing contract relating to the Jabung block, for a price of RMB 679 million (US$82 million).

      We plan to continue to pursue attractive opportunities outside China as part of our business growth strategy to utilize both domestic and international resources to strengthen our competitiveness. As we continue to implement this strategy, we expect that acquisitions of overseas assets will over time have a material effect on our results of operations and financial condition.

Acquisition of Certain Refined Products Marketing Enterprises from CNPC

      In accordance with an acquisition agreement between CNPC and us dated September 26, 2002, we acquired from CNPC the assets, liabilities and interests related to CNPC’s refined products marketing enterprises consisting primarily of service stations and related facilities for RMB 3,200 million. The acquisition price was determined on the basis of independent valuation and appraisals of the assets and liabilities of these marketing enterprises under applicable rules and regulations promulgated in the PRC. Of the RMB 3,200 million in purchase price, RMB 430 million was paid in cash, RMB 1,124 million was set off against receivables from CNPC, and the remaining balance of RMB 1,646 million was included as payables to CNPC as of December 31, 2003.

      Under IFRS, the acquisition is a combination of entities under common control since the CNPC’s refined products marketing enterprises and us are under the common control of CNPC. As a result, we have accounted for the acquisition in a manner similar to a uniting of interests, whereby the assets and liabilities of the marketing enterprises acquired are accounted for at historical cost to CNPC with net liabilities of RMB 2,956 million at the effective date. Our prior years’ consolidated financial statements were restated in 2002 to give effect to the acquisition in these periods as if the operations of our company and these marketing enterprises have always been combined in these periods. The difference between RMB 3,200 million paid and the net liabilities transferred from CNPC has been adjusted against equity.

Operating Results

      The following discussion is based on our historical results of operations. As a result of the factors discussed above, such results of operations may not be indicative of our future operating performance.

      Our income statement for each of the three years ended December 31, 2001, 2002 and 2003 is summarized in the table below.

	Year ended December 31,

	2001	2002	2003	2003

	RMB	RMB	RMB	US$
Total revenues	241,320	244,424	303,779	36,703

Operating expenses	(170,181)	(172,083)	(204,593)	(24,720)

Income from operations	71,139	72,341	99,186	11,983

Exchange gain (loss), net	250	(316)	(180)	(22)
Interest expense, net	(3,599)	(3,053)	(1,669)	(201)
Income from equity affiliates	341	268	985	119
Income before income taxes	68,131	69,240	98,322	11,879
Income taxes	(23,066)	(22,231)	(28,072)	(3,391)
(Income) loss applicable to minority interests	404	(99)	(636)	(77)

Net income	45,469	46,910	69,614	8,411

      The table below sets forth our revenues by business segment for each of the three years ended December 31, 2001, 2002 and 2003 as well as the percentage changes in revenues for the periods shown.

			2002		2003
			vs.		vs.
	2001	2002	2001	2003	2002

	(RMB in millions, except percentages)
Sales and other operating revenues
Exploration and production	148,277	147,308	(0.7)%	177,271	20.3%
Refining and marketing	171,961	174,621	1.5	223,584	28.0
Chemicals and marketing	31,776	29,661	(6.7)	39,211	32.2
Natural gas and pipeline	11,321	12,733	12.5	15,067	18.3
Other	—	—	—	—	—

Total	363,335	364,323	0.3%	455,133	24.9%

Less intersegment sales	(122,015)	(119,899)	(1.7)	(151,354)	(26.2)

Consolidated net sales from operations	241,320	244,424	1.3%	303,779	24.3%

      The table below sets forth our operating income by business segment for each of the three years ended December 31, 2001, 2002 and 2003, as well as the percentage changes in operating income for the periods shown. Other income from operations shown below consists of research and development, business services and infrastructure support to our operating business segments.

			2002		2003
			vs.		vs.
	2001	2002	2001	2003	2002

	(RMB in millions, except percentages)
Income (loss) from operations
Exploration and production	76,932	72,139	(6.2)%	92,370	28.0%
Refining and marketing	(3,324)	2,818	184.8	5,035	78.7
Chemicals and marketing	(2,374)	(3,162)	(33.2)	1,041	132.9
Natural gas and pipeline	722	1,552	115.0	1,922	23.8
Other	(817)	(1,006)	(23.1)	(1,182)	(17.5)

Total	71,139	72,341	1.7%	99,186	37.1%

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Consolidated Results of Operation

Overview

      For the year ended December 31, 2003, our total revenue was RMB 303,779 million (US$36,703 million), representing an increase of 24.3% from the year ended December 31, 2002. Our net income in the year ended December, 2003 was RMB 69,614 million (US$8,411 million), increased by 48.4% from the year ended December 31, 2002. For the first time since our initial public offering in April 2000, we realized profits in each of our exploration and production, refining and marketing, chemicals and marketing, and natural gas and pipeline segments. Our basic and diluted earnings per share for the year ended December 31, 2003 was RMB 0.40, representing an increase of 48.1% from RMB 0.27 for the year ended December 31, 2002.

      Total Revenue. Total Revenue increased 24.3% from RMB 244,424 million for the year ended December 31, 2002 to RMB 303,779 million (US$36,703 million) for the year ended December 31, 2003. The increase was due primarily to increases in our realized selling prices of crude oil, gasoline, diesel and chemical products, as well as increases in the sales volume of refined products, chemical products and natural gas. The average realized selling price for crude oil increased 21.0% from US$22.48 per barrel for the year ended December 31, 2002 to US$27.20 per barrel for the year ended December 31, 2003.

      Operating Expenses. Operating expenses increased 18.9% from RMB 172,083 million for the year ended December 31, 2002 to RMB 204,593 million (US$24,720 million) for the year ended December 31, 2003. This increase was due primarily to a 26.7% increase in purchases, services and other expenses, a 20.3% increase in employee compensation costs, a 30.7% increase in exploration expenses, a 11.0% increase in expenses relating to workforce reduction and the shutting down of manufacturing facilities and units and a 10.2% increase in depreciation, depletion and amortization.

      Purchases, Services and Other Expenses. Purchases, services and other expenses increased 26.7% from RMB 71,690 million for the year ended December 31, 2002 to RMB 90,850 million (US$10,977 million) for the year ended December 31, 2003. This increase was due primarily to a RMB 14,380 million increase in the cost of refined product raw materials as a result of increases in the prices and purchase volume of crude oil and a RMB 1,490 million increase in the cost of chemicals raw materials as a result of increases in the prices of principal refined products. In 2003, our refining and marketing segment purchased 89.0 million barrels of crude oil, as compared to 39.8 million barrels in 2002. The average realized prices of our gasoline and diesel increased by 17.6% and 14.7%, respectively, in 2003.

      Employee Compensation Costs. Employee compensation costs increased 20.3% from RMB 16,248 million for the year ended December 31, 2002 to RMB 19,542 million (US$2,361 million) for the year ended December 31, 2003. This increase resulted primarily from an increase of RMB 2,262 million in salaries and other benefits and an increase of RMB 326 million in employee compensation costs as a result of the expansion of our retail distribution network in 2003.

      Exploration Expenses. Exploration expenses increased 30.7% from RMB 8,095 million for the year ended December 31, 2002 to RMB 10,577 million (US$1,278 million) for the year ended December 31, 2003. This increase was due primarily to increased expenditures in exploration activities for the purpose of increasing our oil and gas reserves.

      Depreciation, Depletion and Amortization. Depreciation, depletion and amortization increased 10.2% from RMB 36,782 million for the year ended December 31, 2002 to RMB 40,531 million (US$4,897 million) for the year ended December 31, 2003. This increase was due primarily to an increase of RMB 2,420 million in current depreciation, depletion and amortization expenses relating to the newly acquired assets.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 6.5% from RMB 22,474 million for the year ended December 31, 2002 to RMB 23,930 million (US$2,891 million) for the year ended December 31, 2003. This increase was due primarily to an increase of RMB 1,150 million in impairment of accounts receivable.

      Expenses Relating to Workforce Reduction and the Shutting Down of Manufacturing Facilities and Units. We did not lay off any employees for the year ended December 31, 2003, but we shut down some low efficiency manufacturing facilities and units of our refining and marketing segment and our chemicals and marketing segment. Consequently, expenses relating to work force reduction and the shutting down of manufacturing facilities and units for the year ended December 31, 2003 consisted only of the costs for shutting down of manufacturing facilities and units of RMB 2,355 million (US$285 million), representing an increase of 11.0% from RMB 2,121 million for the year ended December 31, 2002.

      Taxes Other than Income Taxes. Taxes other than income taxes increased 8.7% from RMB 14,613 million for the year ended December 31, 2002 to RMB 15,879 million (US$1,919 million) for the year ended December 31, 2003. This increase was due primarily to an increase of RMB 679 million in consumption tax and surcharges as a result of increased production volume of gasoline and diesel and an increase of RMB 214 million in resources compensation fees as a result of increased revenues for crude oil and natural gas.

      Income From Operations. As a result of the factors discussed above, income from operations increased 37.1% from RMB 72,341 million for the year ended December 31, 2002 to RMB 99,186 million (US$11,983 million) for the year ended December 31, 2003.

      Net Exchange Loss. Net exchange loss decreased 43.0% from RMB 316 million for the year ended December 31, 2002 to RMB 180 million (US$22 million) for the year ended December 31, 2003. This decrease was due primarily to a decrease in the average proportion of foreign exchange borrowings and an adjustment in the currency mix of foreign exchange borrowings by repaying some of the foreign debts denominated in foreign currencies with relatively high exchange rate risk, such as Euro and British Sterling.

      Net Interest Expense. Net interest expense decreased 45.3% from RMB 3,053 million for the year ended December 31, 2002 to RMB 1,669 million (US$201 million) for the year ended December 31, 2003. This decrease was due primarily to a decrease in the average proportion of interest-bearing debts and decreases in the average interest rates.

      Income Before Income Taxes. Income before income taxes increased 42.0% from RMB 69,240 million for the year ended December 31, 2002 to RMB 98,322 million (US$11,879 million) for the year ended December 31, 2003.

      Income Taxes. Income Taxes increased 26.3% from RMB 22,231 million for the year ended December 31, 2002 to RMB 28,072 million (US$3,391 million) for the year ended December 31, 2003, due primarily to an increase in income before income taxes.

      Net Income. As a result of the factors discussed above, net income increased 48.4% from RMB 46,910 million for the year ended December 31, 2002 to RMB 69,614 million (US$8,411 million) for the year ended December 31, 2003.

Exploration and Production

      Sales and Other Operating Revenue. Sales and other operating revenue increased 20.3% from RMB 147,308 million for the year ended December 31, 2002 to RMB 177,271 million (US$21,418 million) for the year ended December 31, 2003. This increase resulted primarily from an increase in the average realized selling price of crude oil and an increase in sales volume of natural gas by our exploration and production segment in 2003. Our average realized selling price of crude oil for the year ended December 31, 2003 was US$27.20 per barrel, representing an increase of 21.0% from US$22.48 per barrel for the year ended December 31, 2002. Our exploration and production segment sold 651.0 billion cubic feet of natural gas for the year ended December 31, 2003, as compared to 588.4 billion cubic feet of natural gas for the year ended December 31, 2002.

      Intersegment sales increased 21.4% from RMB 106,266 million for the year ended December 31, 2002 to RMB 128,963 million (US$15,581 million) for the year ended December 31, 2003. Similarly, this increase resulted primarily from an increase in the average selling price of crude oil and an increase of sales volume of natural gas in 2003.

      Sales of crude oil to Sinopec increased 9.8% from RMB 22,778 million for the year ended December 31, 2002 to RMB 25,008 million (US$3,021 million) for the year ended December 31, 2003. This increase was due primarily to an increase in the average selling prices of crude oil.

      Operating Expenses. Operating expenses increased 12.9% from RMB 75,169 million for the year ended December 31, 2002 to RMB 84,901 million (US$10,258 million) for the year ended December 31, 2003. This increase was due primarily to (i) an increase of RMB 2,482 million in exploration expenses as a result of increased expenditures in exploration activities for the purpose of improving recovery of oil and gas reserves, (ii) an increase of RMB 2,758 million in depletion of oil and gas property as a result of newly acquired assets, (iii) an increase of RMB 1,421 million in salaries and other benefits and (iv) an increase of RMB 1,383 million in impairment of receivables.

      Income From Operations. As a result of the factors discussed above, income from operations increased 28.0% from RMB 72,139 million for the year ended December 31, 2002 to RMB 92,370 million (US$11,160 million) for the year ended December 31, 2003.

Refining and Marketing

      Sales and Other Operating Revenue. Sales and other operating revenue increased 28.0% from RMB 174,621 million for the year ended December 31, 2002 to RMB 223,584 million (US$27,014 million) for the year ended December 31, 2003. This increase was due primarily to increases in the selling prices and the sales volumes of our principal refined products.

      Sales revenue from gasoline increased 23.0% from RMB 48,834 million for the year ended December 31, 2002 to RMB 60,073 million (US$7,258 million) for the year ended December 31, 2003 due primarily to increases in the selling prices and the sales volume of gasoline. The average realized selling price of gasoline increased 17.6% from RMB 2,570 per ton for the year ended December 31, 2002 to RMB 3,023 (US$365.24) per ton for the year ended December 31, 2003. We sold 19.9 million tons of gasoline for the year ended December 31, 2003, representing an increase of 4.6% from 19.0 million tons for the year ended December 31, 2002.

      Sales revenue from diesel increased 26.9% from RMB 79,081 million for the year ended December 31, 2002 to RMB 100,336 million (US$12,123 million) for the year ended December 31, 2003 due primarily to increases in the selling prices and the sales volume of diesel. The average realized selling price of diesel increased 14.7% from RMB 2,384 per ton for the year ended December 31, 2002 to RMB 2,735 (US$330.45) per ton for the year ended December 31, 2003. We sold 36.7 million tons of diesel for the year ended December 31, 2003, representing an increase of 10.5% from 33.2 million tons for the year ended December 31, 2002.

      Sales revenue from kerosene increased 6.8% from RMB 3,864 million for the year ended December 31, 2002 to RMB 4,125 million (US$498 million) for the year ended December 31, 2003 due primarily to increases in the selling price of Kerosene despite a slight decrease of the sales volume of kerosene in 2003. The average realized selling price of kerosene increased 12.5% from RMB 2,050 per ton for the year ended December 31, 2002 to RMB 2,306 (US$278.6) per ton for the year ended December 31, 2003.

      Intersegment sales revenue increased 68.9% from RMB 9,988 million for the year ended December 31, 2002 to RMB 16,867 million (US$2,038 million) for the year ended December 31, 2003 due primarily to increases in the selling prices and the sales volumes of our principal refined products.

      Operating Expenses. Operating expenses increased 27.2% from RMB 171,803 million for the year ended December 31, 2002 to RMB 218,549 million (US$26,405 million) for the year ended December 31, 2003. This increase was due primarily to increases in purchase prices of crude oil and refined products from third parties, as well as an increase in the purchase volume of crude oil from third parties. Our crude oil purchase expenses increased by RMB 36,330 million (US$4,389 million) in 2003, of which RMB 26,480 million (US$3,199 million) was due to the increase in crude oil purchase prices and RMB 9,850 million (US$1,190 million) was due to the increase in crude oil purchase volume. Although our purchase volume of refined products from third parties decreased slightly in 2003, our total purchase expenses of refined products from third parties increased by RMB 1,850 million (US$224 million) in the same period due primarily to increases in purchase prices.

      Income From Operations. As a result of the factors discussed above, income from operations increased 78.7% from RMB 2,818 million for the year ended December 31, 2002 to RMB 5,035 million (US$608 million) for the year ended December 31, 2003.

Chemicals and Marketing

      Sales and Other Operating Revenue. Sales and other operating revenue increased 32.2% from RMB 29,661 million for the year ended December 31, 2002 to RMB 39,211 million (US$4,738 million) for the year ended December 31, 2003, due primarily to increases in the selling prices and sales volumes of chemical products. The average realized selling prices of synthetic resin, synthetic fibres, rubber and urea were RMB 5,938, RMB 8,959, RMB 8,753 and RMB 1,093, respectively, for the year ended December 31, 2003, representing increases of 14.1%, 15.4%, 32.5% and 6.7%, respectively, from the year ended December 31, 2002. Our chemicals and marketing segment sold 10,880 thousand tons of chemical products for the year ended December 31, 2003, representing an increase of 18.26% from the year ended December 31, 2002.

      Operating Expenses. Operating expenses increased 16.3% from RMB 32,823 million for the year ended December 31, 2002 to RMB 38,170 million (US$4,612 million) for the year ended December 31, 2003, due primarily to an increase of RMB 5,855 million (US$707 million) in the purchase expenses of direct materials.

      Income (Loss) From Operations. As a result of the factors discussed above, we recorded income from operations of RMB 1,041 million (US$126 million) for the year ended December 31, 2003. We recorded a loss of RMB 3,162 million for the year ended December 31, 2002.

Natural Gas and Pipeline

      Sales and Other Operating Revenue. Sales and other operating revenue increased 18.3% from RMB 12,733 million for the year ended December 31, 2002 to RMB 15,067 million (US$1,820 million) for the year ended December 31, 2003, due primarily to increases in the sales volume of natural gas and the pipeline transmission prices and volume and the addition of the results of a refined product pipeline. Our natural gas and pipeline segment sold 543.4 billion cubic feet natural gas in the year ended December 31, 2003, representing an increase of 11.7% from 486.3 billion cubic feet in the year ended December 31 2002, which resulted in an increase of RMB 937 million (US$113 million). The increase of RMB 1,241 million (US$151 million) in our income from pipeline transmission of natural gas, crude oil and refined products in 2003 was attributable to (i) a RMB 686 million (US$83 million) increase due to increases in crude oil and natural gas transmission prices and (ii) a RMB 456 million (US$55 million) increase due to the addition of the results of the Lanzhou — Chengdu — Chongqing refined product pipeline.

      Operating Expenses. Operating expenses increased 17.6% from RMB 11,181 million for the year ended December 31, 2002 to RMB 13,145 million (US$1,588 million) for the year ended December 31, 2003, due primarily to (i) an increase of RMB 1,402 million (US$169 million) in purchase expenses of natural gas primarily as a result of the increase of 1.6 billion cubic feet in the natural gas purchase volume and (ii) an increase of RMB 330 million (US$40 million) in depreciation expenses.

      Income From Operations. As a result of the factors discussed above, income from operations increased 23.8% from RMB 1,552 million for the year ended December 31, 2002 to RMB 1,922 million (US$232 million) for the year ended December 31, 2003.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Consolidated Results of Operation

      Total Revenue. Total Revenue increased 1.3% from RMB 241,320 million for the year ended December 31, 2001 to RMB 244,424 million for the year ended December 31, 2002. This increase was due primarily to an increase in sales volume of products such as crude oil, natural gas, gasoline and diesel and an increase in the comprehensive selling price of natural gas, which was partially offset by a decrease in our average realized selling prices of crude oil, gasoline and diesel. The sales volume of our crude oil, natural gas, gasoline and diesel increased by 2.6%, 11.1%, 4.6% and 5.1%, respectively, in 2002.

      Operating Expenses. Operating expenses increased 1.1% from RMB 170,181 million for the year ended December 31, 2001 to RMB 172,083 million for the year ended December 31, 2002. This increase was due primarily to increases in exploration expenses of 10.2%, employee compensation costs of 11.2% and depreciation, depletion and amortization of 9.4%. In addition, the increase in operating expenses was also caused by expenses we incurred of RMB 2,121 million in 2002 in connection with the shutting down of certain inefficient manufacturing assets. We did not incur similar expenses in 2001. These operating expense increases were offset in part by a decrease in purchases, services and other expenses of 8.7% and a reduction in various other costs resulting from the effective implementation of our cost reduction measures and our streamlined management.

      Purchases, Services and Other Expenses. Purchases, services and other expenses decreased 8.7% from RMB 78,529 million for the year ended December 31, 2001 to RMB 71,690 million for the year ended December 31, 2002. This decrease was due primarily to a 6.4% decrease in the cost of refined products raw materials as a result of a decline in the price of crude oil and a decrease in the cost of chemicals raw materials due to price declines.

      Employee Compensation Costs. Employee compensation costs increased 11.2% from RMB 14,608 million for the year ended December 31, 2001 to RMB 16,248 million for the year ended December 31, 2002. This increase was due primarily to (i) an increase of RMB 1,021 million in bonuses for meeting or exceeding cost reduction and production targets and (ii) an increase of RMB 119 million in employee compensation costs as a result of increased labor for the expansion of the selling and retailing network for the refining and marketing segment.

      Depreciation, Depletion and Amortization. Depreciation, depletion and amortization increased 9.4% from RMB 33,615 million for the year ended December 31, 2001 to RMB 36,782 million for the year ended December 31, 2002. This increase was due primarily to an increase of RMB 494 million in current depreciation, depletion and amortization expenses relating to the newly acquired assets and an increase of RMB 1,753 million in the impairment provision for inefficient plants and equipment held for use by our chemicals and marketing segment and our refining and marketing segment.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 3.4% from RMB 21,735 million for the year ended December 31, 2001 to RMB 22,474 million for the year ended December 31, 2002. The increase was due primarily to an increase of RMB 691 million in our transportation costs resulting from increased sales volume in refined products and increased selling, general and administrative expenses resulting from an increase in maintenance expenses associated with upgrading of our service stations.

      Expenses Relating to Workforce Reduction and the Shutting Down of Manufacturing Facilities and Units. Expenses relating to workforce reduction and the shutting down of manufacturing facilities and units for the year ended December 31, 2001, consisted only of the work force reduction of RMB 487 million. We did not lay off any employees for the year ended December 31, 2002, but shut down some manufacturing facilities and units of the refining and marketing segment and the chemicals and marketing segment. Consequently, expenses relating to work force reduction and the shutting down of manufacturing facilities and units for the year ended December 31, 2002, consisted only of the costs for shutting down of manufacturing assets of RMB 2,121 million.

      Taxes Other than Income Taxes. Taxes other than income taxes increased 4.7% from RMB 13,951 million for the year ended December 31, 2001 to RMB 14,613 million for the year ended December 31, 2002. This increase was due primarily to an increase in consumption tax resulting from an increase in the sales volume of gasoline and diesel and an increase in urban construction and education surcharges as a result of increases in VAT and consumption tax in 2002.

      Income from Operations. As a result of the factors discussed above, income from operations increased 1.7% from RMB 71,139 million for the year ended December 31, 2001 to RMB 72,341 million for the year ended December 31, 2002.

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

      Net Interest Expense. Net interest expense decreased 15.2% from RMB 3,599 million for the year ended December 31, 2001 to RMB 3,053 million for the year ended December 31, 2002. This decrease was due primarily to the decline of market interest rates as well as a decrease in the average outstanding balance of debts in 2002.

      Income Before Income Taxes. Income before income taxes increased 1.6% from RMB 68,131 million for the year ended December 31, 2001 to RMB 69,240 million for the year ended December 31, 2002.

      Income Taxes. Income Taxes decreased 3.6% from RMB 23,066 million for the year ended December 31, 2001 to RMB 22,231 million for the year ended December 31, 2002. This decrease was due primarily to the tax reductions of RMB 2,377 million enjoyed by us in 2002 under the preferential tax treatment policy promulgated by the Chinese government in order to encourage development of western China’s economy which, however, was offset in part by an increase of RMB 511 million in expenses other than tax deductible expenses and the tax settlement for previous years.

      Net Income. As a result of the factors discussed above, net income increased 3.2% from RMB 45,469 million for the year ended December 31, 2001 to RMB 46,910 million for the year ended December 31, 2002.

Exploration and Production

      Sales and Other Operating Revenue. Sales and other operating revenue decreased 0.7% from RMB 148,277 million for the year ended December 31, 2001 to RMB 147,308 million for the year ended December 31, 2002. This decrease was due primarily to a decrease in the average realized price of our crude oil from US$23.61 per barrel for the year ended December 31, 2001 to US$22.48 per barrel for the year ended December 31, 2002, which, however, was offset in part by the increase in sales revenue resulting from the inclusion into this segment of the small refineries in Tarim, Changqing and Xinan oil fields or gas fields in 2002.

      Intersegment sales decreased 4.0% from RMB 110,738 million for the year ended December 31, 2001 to RMB 106,266 million for the year ended December 31, 2002. This decrease was due primarily to a 4.5% decrease in the price and a 2.3% decrease in sales volume of crude oil sold to our other business segments.

      Sales of crude oil to Sinopec increased 6.9% from RMB 21,299 million for the year ended December 31, 2001 to RMB 22,778 million for the year ended December 31, 2002. This increase was due primarily to an increase in the sales volume to Sinopec and was offset in part by the decrease of our average realized selling price of our crude oil sold to Sinopec.

      Operating Expenses. Operating expenses increased 5.4% from RMB 71,345 million for the year ended December 31, 2001 to RMB 75,169 million for the year ended December 31, 2002. This increase was due primarily to (i) increases in purchases, services and other expenses by RMB 1,091 million and exploration expenses by RMB 752 million as a result of the inclusion of the small refineries in Tarim, Changqing and Xinan oil fields or gas fields into this segment for administrative purposes in 2002 and (ii) an increase in employee compensation costs by 13.1% as a result of increases in bonuses for meeting or exceeding cost reduction and production targets.

      Income From Operations. As a result of the factors discussed above, income from operations decreased 6.2% from RMB 76,932 million for the year ended December 31, 2001 to RMB 72,139 million for the year ended December 31, 2002.

Refining and Marketing

      Sales and Other Operating Revenue. Sales and other operating revenue increased 1.5% from RMB 171,961 million for the year ended December 31, 2001 to RMB 174,621 million for the year ended December 31, 2002. This increase was due primarily to an increase in the sales volume of principal refined products such as gasoline by 4.6%, diesel by 5.1% and lubricant oil by 1.0% in 2002, which was offset in part by decreases in the average realized selling prices of gasoline, diesel and kerosene and a decrease in the sales volume of kerosene in 2002.

      Sales revenue from gasoline increased 3.7% from RMB 47,079 million for the year ended December 31, 2001 to RMB 48,834 million for the year ended December 31, 2002. This increase was due primarily to a 4.6% increase in the sales volume of gasoline from 18.2 million tons for the year ended December 31, 2001 to 19.0 million tons for the year ended December 31, 2002. The average realized selling price of gasoline decreased 0.8% from RMB 2,591 per ton for the year ended December 31, 2001 to RMB 2,570 per ton for the year ended December 31, 2002.

      Sales revenue from diesel increased 3.3% from RMB 76,534 million for the year ended December 31, 2001 to RMB 79,081 million for the year ended December 31, 2002. This increase was due primarily to a 5.1% increase in the sales volume of diesel from 31.6 million tons for the year ended December 31, 2001 to 33.2 million tons for the year ended December 31, 2002. The average realized selling price of diesel decreased 1.7%, from RMB 2,426 per ton in the year ended December 31, 2001 to RMB 2,384 per ton for the year ended December 31, 2002.

      Sales revenue from kerosene decreased 12.6% from RMB 4,423 million for the year ended December 31, 2001 to RMB 3,864 million for the year ended December 31, 2002. This decrease was due primarily to a decrease in sales volume of kerosene from 1.93 million tons for the year ended December 31, 2001 to 1.88 million tons for the year ended December 31, 2002. The average realized selling price of kerosene decreased 10.5%, from RMB 2,290 per ton in the year ended December 31, 2001 to RMB 2,050 per ton for the year ended December 31, 2002.

      Intersegment sales revenue increased 18.4% from RMB 8,436 million for the year ended December 31, 2001 to RMB 9,988 million for the year ended December 31, 2002. This increase was due primarily to a 43.2% increase in the sales volume of naphtha and liquefied gas to our other segments in 2002.

      Operating Expenses. Operating expenses decreased 2.0% from RMB 175,285 million for the year ended December 31, 2001 to RMB 171,803 million for the year ended December 31, 2002. This decrease was due primarily to (i) the decline of raw material purchase prices, (ii) a 1.5% decrease in processing volume as a result of the exclusion from this segment of the small refineries in Tarim, Changqing and Xinan oil fields or gas fields for administrative purposes in 2002 and (iii) the decline of processing losses and maintenance expenses arising from management improvements in production, operations and equipment management as well as the active implementation of technical renovations and energy-savings measures for installations. The effect of these declines and decreases on operating expenses was partially offset by an increase in 2002 of RMB 369 million in the impairment provision for inefficient plants and equipment held for use by our refining and marketing segment.

      Income (Loss) From Operations. As a result of the factors discussed above, income (loss) from operations increased from a loss of RMB 3,324 million for the year ended December 31, 2001 to a gain of RMB 2,818 million for the year ended December 31, 2002.

Chemicals and Marketing

      Sales and Other Operating Revenue. Sales and other operating revenue decreased 6.7% from RMB 31,776 million for the year ended December 31, 2001 to RMB 29,661 million for the year ended December 31, 2002. This decrease was due primarily to a 12.7% decrease in the sales volume of chemical products.

      Operating Expenses. Operating expenses decreased 3.9% from RMB 34,150 million for the year ended December 31, 2001 to RMB 32,823 million for the year ended December 31, 2002. This decrease was due primarily to (i) an 11.9% decrease in purchases, services and other expenses as a result of the decrease in sales volume, (ii) a reduction of costs resulting from the effective implementation of various cost reduction and efficiency improvement measures as well as streamlined management and (iii) a 21.9% decrease in selling and administrative expenses as a result of a decrease in the provision for impairment of receivables in 2002 as compared to 2001. The effect of such decreases and reduction on operating expenses was partially offset by an increase in 2002 of RMB 1,384 million in the impairment provision for inefficient plants and equipment held for use by our chemicals and marketing segment.

      Income (Loss) From Operations. As a result of the factors discussed above, loss from operations increased 33.2% from RMB 2,374 million for the year ended December 31, 2001 to RMB 3,162 million for the year ended December 31, 2002.

Natural Gas and Pipeline

      Sales and Other Operating Revenue. Sales and other operating revenue increased 12.5% from RMB 11,321 million for the year ended December 31, 2001 to RMB 12,733 million for the year ended December 31, 2002. This increase was due primarily to increases in the price at which we sold natural gas and a 10.0% increase in the sales volume of our natural gas as a result of our efforts in optimizing our natural gas sales structure in 2002.

      Operating Expenses. Operating expenses increased 5.5% from RMB 10,599 million for the year ended December 31, 2001 to RMB 11,181 million for the year ended December 31, 2002. This increase was due primarily to an 8.4% increase in the costs of purchasing natural gas resulting from an increase in the sales volume of natural gas, which was partially offset by a decrease of 1.5% in the price at which we purchased natural gas from our exploration and production segment.

      Income From Operations. As a result of the factors discussed above, income from operations increased 115.0% from RMB 722 million for the year ended December 31, 2001 to RMB 1,552 million for the year ended December 31, 2002.

Liquidity and Capital Resources

      Our primary sources of funding include cash generated by operating activities, short-term and long-term borrowings and cash and cash equivalents. Historically, our primary uses of funds were for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distributions of dividends to shareholders. Our payments to CNPC are limited to dividends and payments for services provided to us by CNPC. In the year ended December 31, 2003, we distributed as dividends 45% of our reported net income. We expect that we will continue to distribute as dividends approximately 40% to 50% of our reported net income for all years. See “Item 8 Financial Information — Dividend Policy” for a discussion of factors which may affect the determination by our board of directors of the appropriate level of dividends.

      We finance a significant portion of our business operations with short-term borrowings, including short-term debt obtained from PRC State-owned banks. As of December 31, 2003, short-term debt comprised approximately 6.7% of our capital employed as compared to approximately 5.1% as of December 31, 2002. Our ability to obtain adequate financing to satisfy our capital expenditure and debt servicing requirements may be limited by our financial condition and our results of operations and the liquidity of international and domestic capital markets. Prior to accessing international and domestic capital markets, we must obtain approval from various PRC government authorities. In general, we must obtain PRC government approval for any project involving significant capital investment for our refining and marketing, chemicals and marketing and natural gas and pipeline segments. For a more detailed discussion of factors which may affect our ability to satisfy our financing requirements, see “Item 3 — Key Information — Risk Factors”.

      We plan to fund the capital and related expenditures described in this annual report principally through cash generated by operating activities, short-term and long-term borrowings and cash and cash equivalents. Net cash generated by operating activities in the year ended December 31, 2003 was RMB 138,820 million (US$16,772 million). As of December 31, 2003, we had cash and cash equivalents of RMB 11,231 million (US$1,357 million). While each of the projects described in this annual report for which significant capital expenditures will be required is important to our future development, we do not believe that failure to implement any one of these projects would have a material adverse effect on our financial condition or results of operations. If the price of crude oil undergoes a steep decline in the future, it is likely that we would delay or reduce the scale of the capital expenditures for our exploration and production segment.

      Our shareholders approved at our shareholders’ meeting held on May 28, 2003 the proposed issuances of our corporate bonds in the principal amount of up to RMB 1,500 million and RMB 4,000 million to PRC citizens and enterprises. Upon the grant of PRC government approval, we issued a portion of these corporate bonds in the principal amount of RMB 1,500 million in October 2003. We received RMB 1,500 million in the net proceeds from this issuance. We intend to use the proceeds received from the issuance of these corporate bonds for various crude oil and natural gas exploration projects in a number of our oil and gas regions, as well as for upgrading refining facilities in Daqing Petrochemical and constructing the natural gas pipeline from Zhong County to Wuhan City. However, the issuance of the remaining portion of these corporate bonds will be subject to market conditions. We cannot assure you that we will complete the issuance of the remaining portion of these corporate bonds in accordance with the terms approved by our shareholders. However, we do not believe failure to complete the issuance of the remaining portion of these corporate bonds would have a material adverse effect on our financial condition. In addition, we consider from time to time opportunities to fund our capital needs by accessing into domestic equity capital markets.

      In the year ended December 31, 2001, we reduced our workforce by 19,800 employees. We had provided for expenses in the aggregate amount of RMB 1,035 million in the year ended December 31, 2000 for the reduction of 13,900 employees and incurred expenses in the aggregate amount of RMB 487 million in the year ended December 31, 2001 in connection with the reduction of additional 6,020 employees. We believe that our workforce reduction has a positive effect on our financial condition and results of operations in the long run.

      We currently do not have any outstanding options, warrants or other rights for any persons to require us to issue any common stock at a price below its market value. We do not currently intend to issue any such rights or to otherwise issue any common stock for a price below its market value.

      In addition, we did not have for the year ended December 31, 2003, and do not currently have, any transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect the liquidity or availability of or requirements for our capital resources.

      The table below sets forth our cash flows for each of the three years ended December 31, 2001, 2002 and 2003 and our cash equivalents at the end of each period.

	Year ended December 31,

	2001	2002	2003

	(RMB in millions)
Net cash generated by operating activities	84,439	98,341	138,820
Net cash used for investing activities	(61,491)	(71,662)	(97,797)
Net cash provided by (used for) financing activities	(29,906)	(27,829)	(39,769)
Cash and cash equivalents at the end of period	11,127	9,977	11,231

      Our cash and cash equivalents increased by RMB 1,254 million from RMB 9,977 million as of December 31, 2002 to RMB 11,231 million (US$1,357 million) as of December 31, 2003, representing a 12.6% increase over 2002.

Cash Generated by Operating Activities

      Our net cash generated by operating activities increased 41.2% from RMB 98,341 million for the year ended December 31, 2002 to RMB 138,820 million (US$16,772 million) for the year ended December 31, 2003. This increase was due primarily to an increase of RMB 60,171 million in sales revenue and an increase of RMB 1,370 million (US$166 million) in collection of accounts receivable.

      We had a working capital deficit of RMB 14,189 million as of December 31, 2002 and RMB 27,855 million (US$3,365 million) as of December 31, 2003. This increase in working capital deficit primarily reflected an increase in long-term borrowings due within a year from RMB 6,143 million as of December 31, 2002 to RMB 19,672 million (US$2,377 million) as of December 31, 2003.

      We have continued to implement our centralized cash management system. This system has the following principal components:

•	requiring our subsidiaries and branches to remit their sales revenues to bank accounts designated by our headquarters;

•	utilizing excess bank deposits to reduce bank borrowings; and

•	centralizing and simplifying internal clearing and settlement procedures.

      The implementation of this centralized cash management system has allowed us to maintain our short receivable collection cycle.

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

Cash Provided by (Used for) Financing Activities

      Our net borrowings as of December 31, 2001, 2002 and 2003 were as follows:

	December 31,

	2001	2002	2003

	(RMB in millions)
Short-term debt (including current portion of long-term debt)	25,323	20,633	28,890
Long-term debt	65,546	60,655	41,959
Total debt	90,869	81,288	70,849
Less:
Cash and cash equivalents	11,127	9,977	11,231
Time deposits with term exceeding three months	3,253	2,612	2,640
Receivables under resale agreements	11,505	9,786	24,224
Net debt	64,984	58,913	32,754

      See Note 21 to our consolidated financial statements included elsewhere in this annual report for information regarding the maturity profile of debt, currency and interest rate structure.

      The debts which were guaranteed by CNPC amounted to RMB 1,697 million, RMB 939 million and RMB 853 million (US$103 million) as of December 31, 2001, 2002 and 2003, respectively. As of December 31, 2000, we had repaid all short-term debts guaranteed by CNPC. CNPC and ourselves have undertaken to the Hong Kong Stock Exchange that we will continue to, on a best endeavor basis, approach each lender with respect to these guaranteed debts with a view toward obtaining the unconditional release of such guarantees.

      Of the total debts outstanding as of December 31, 2003, approximately 24.0% were fixed-rate loans and approximately 76.0% were floating-rate loans. Of the total debts outstanding as of December 31, 2003, approximately 82.0% were denominated in Renminbi, approximately 16.0% were denominated in the U.S. dollar and approximately 2.0% were denominated in other major foreign currencies.

      The amount of short-term debts owed to related parties as of December 31, 2001, 2002 and 2003 were RMB 1,268 million, RMB 570 million and RMB 610 million (US$74 million), respectively. The amount of long-term debts owed to related parties as of December 31, 2001, 2002 and 2003 were RMB 20,753 million, RMB 24,132 million and RMB 24,578 million (US$2,970 million), respectively.

      Our debts included short-term and long-term debts owed to China Petroleum Finance Company Limited of RMB 22,021 million, RMB 24,702 million and RMB 25,188 million (US$3,043 million) as of December 31, 2001, 2002 and 2003, respectively. These debts were unsecured with interest bearing at below the prime rate as published by the People’s Bank of China. We also maintain a portion of our deposits at China Petroleum Finance Company Limited at an interest rate of 0.72%.

      Our net cash used for financing activities increased 42.9% from RMB 27,829 million for the year ended December 31, 2002 to RMB 39,769 million (US$4,805 million) for the year ended December 31, 2003. This increase resulted primarily from the following:

•	an increase in the distribution of dividends leading to an increase of RMB 12,028 million in cash outflow;

•	a decrease in new long-term loans leading to a decrease of RMB 7,062 million in cash inflow; and

•	a decrease in new short-term loans leading to a decrease of RMB 3,600 million in cash inflow;

      This increase was offset primarily by the following:

•	a decrease in the repayment of long-term loans leading to a decrease of RMB 5,993 million in cash outflow; and

•	a decrease in the repayment of short-term loans leading to a decrease of RMB 4,177 million in cash outflow.

      Our net cash used for financing activities decreased 7.0% from RMB 29,906 million for the year ended December 31, 2001 to RMB 27,829 million for the year ended December 31, 2002. This decrease resulted primarily from the following:

•	a decrease in the distribution of dividends leading to a decrease of RMB 9,049 million in cash outflow;

•	an increase in new short-term loans leading to an increase of RMB 3,779 million in cash inflow; and

•	a decrease in the repayment of short-term loans leading to a decrease of RMB 1,852 million in cash outflow;

      This decrease was offset primarily by the following:

•	a decrease in new long-term loans leading to a decrease of RMB 11,370 million in cash inflow;

•	a sum of RMB 430 million cash payment made in 2002 as part of the purchase price for the acquisition of refined products marketing enterprises from CNPC leading to an increase of RMB 430 million in cash outflow; and

•	an increase in the repayment of long-term loans leading to an increase of RMB 252 million in cash outflow.

      As at December 31, 2003, our loans of RMB 170 million were secured loans (including financing leases and bank loans), of which RMB 114 million of banks loans were secured by our plants and equipment in the aggregate value of RMB 152 million. We consider financing leases as secured debts. As at December 31, 2003, the debts incurred by us by way of financing leases amounted to RMB 56 million. The net book value of the properties, plant and equipment under financing leases was RMB 240 million.

      Our debt to equity ratio (calculated by dividing interest-bearing debts by the aggregate of interest-bearing debts and shareholder’s equity) as of December 31, 2003 was 16.6%, as compared to 20.4% as of December 31, 2002.

Capital Expenditures and Investments

      Our net cash used for investing activities includes capital expenditures and investments, offset by proceeds from the sale of assets and dividends received. The table below sets forth our capital expenditures and investments (including non dry hole exploration expenses) by business segment for each of the years ended December 31, 2001, 2002 and 2003 as well as those anticipated for the year ending December 31, 2004. Actual capital expenditures and investments for periods after January 1, 2004 may differ materially from the amounts indicated below.

							2004
	2001		2002		2003		anticipated

	(RMB in		(RMB in		(RMB in		(RMB in	%
	millions)%		millions)%		millions)%		millions)
Exploration and production	45,115	68.9	50,646	64.7	58,699	65.1	56,900	62.9
Refining and marketing	11,416	17.4	11,327	14.5	13,915	15.4	10,100	11.1
Chemicals and marketing	4,062	6.2	3,175	4.1	3,903	4.3	5,500	6.1
Natural gas and pipeline	4,557	7.0	13,013	16.6	13,530	15	17,400	19.2
Corporate and other	321	0.5	133	0.2	138	0.2	600	0.7

Total	65,471	100.0	78,294	100.0	90,185	100.0	90,500	100.0

      Our capital expenditures and investments increased 15.2% from RMB 78,294 million for the year ended December 31, 2002 to RMB 90,185 million (US$10,896 million) for the year ended December 31, 2003. This increase was due primarily to an increase of RMB 8,053 million (US$973 million) in capital expenditures and investments in exploration activities and an increase of RMB 2,588 million (US$313 million) in capital expenditures and investments in constructing our sales network of refined products. Taking into account the exclusion of the investments relating to the non-dry hole exploration expenses, our capital expenditures for the years ended 2001, 2002 and 2003 would have been RMB 61,549 million, RMB 73,726 million and RMB 84,299 million (US$10,185 million), respectively.

      As of December 31, 2003, the capital expenditures contracted for at the balance sheet date but not recognized in our consolidated financial statements were approximately RMB 11,145 million (US$1,347 million).

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

      We expect that a total amount of RMB 27,300 million will be required for the development and production of natural gas fields to provide natural gas to the West to East gas pipelines for 45 years. We and the International Consortium will be responsible for financing the development and production of natural gas fields based on our respective interests in each of the upstream projects. We anticipate that the pipeline joint venture will require a total investment of approximately RMB 46,300 million, 35% of which is expected to be provided by us, Sinopec and the International

Consortium in the form of equity capital in proportion to our respective interests in the pipeline joint venture, and 65% of which is expected to be provided by way of debt financing. Our equity investment in the pipeline joint venture is estimated at approximately RMB 8,100 million. At present, the total amount of investment in a sales joint venture to be established in connection with the West to East natural gas pipeline project has not yet been determined.

      Our expected total equity investment in the upstream projects and the pipeline contractual joint venture is approximately RMB 22,600 million.

     Exploration & Production

      A majority of our capital expenditures and investments relate to our exploration and production segment. Our capital expenditures and investments for the segment for the year ended December 31, 2003 totaled RMB 58,699 million (US$7,092 million), including RMB 15,136 million for exploration activities and RMB 39,587 million for development activities. Our capital expenditures and investments for the year ended December 31, 2002, totaled RMB 50,646 million, including RMB 10,704 million for exploration activities and RMB 35,558 million for development activities. The increase in our capital expenditures and investments from the year ended December 31, 2002 to the year ended December 31, 2003 was due primarily to increased capital expenditures for exploration activities in our Changqing oil and gas region and our Xinjiang, Daqing and Yumen oil regions. Taking into account the exclusion of the investments relating to the non-dry hole exploration expenses, the capital expenditures of our exploration and production segment for the years ended December 31, 2001, 2002 and 2003 would have been RMB 41,193 million, RMB 46,078 million and RMB 52,813 million (US$6,381 million), respectively.

      Our anticipated capital expenditures and investments for our exploration and production segment for the year ending December 31, 2004 amount to RMB 56,900 million. Approximately RMB 14,700 million is expected to be used for exploration activities and approximately RMB 42,200 million for development activities. We plan to focus our exploration efforts in the Tarim, Erdos, Junggar, Songliao and Bohai Bay basins.

Refining and Marketing

      Our capital expenditures for our refining and marketing segment for each of the three years ended December 31, 2001, 2002 and 2003 were RMB 11,416 million, RMB 11,327 million and RMB 13,915 million (US$1,681 million), respectively. The increase in 2003 due primarily to an increase in capital expenditures in the construction of our sales network of refined products.

      Our anticipated capital expenditures for our refining and marketing segment for the year ending December 31, 2004 amount to RMB 10,100 million, which include:

•	approximately RMB 4,600 million for the construction and expansion of refining facilities; and

•	approximately RMB 5,500 million for the construction of service stations and storage facilities.

Chemicals and Marketing

      Our capital expenditures for our chemicals and marketing segment for each of the three years ended December 31, 2001, 2002 and 2003 were RMB 4,062 million, RMB 3,175 million and RMB 3,903 million (US$472 million), respectively. The increase in 2003 was due primarily to increases in the capital expenditures for expanding the capacity and upgrading the ethylene installations of Daqing Petrochemical, as well as the commencement of constructing several new projects, such as upgrading Jilin Petrochemical’s facilities for producing organosilicon polymer and butanol/octanol.

      Our anticipated capital expenditures for our chemicals and marketing segment for the year ending December 31, 2004 amount to RMB 5,500 million, which include the capital expenditures for expanding the capacity and upgrading the ethylene installations of Daqing Petrochemical, Jilin Petrochemical and Lanzhou Petrochemical, the capital expenditures and investments for expanding the production capacities of chemical fertilizers at Daqing petrochemical, Ningxia Petrochemical and Urumqi Petrochemical, and the capital expenditures for the PTA project at Liaoyang Petrochemical.

Natural Gas and Pipeline

      Our capital expenditures for our natural gas and pipeline segment increased 4.0% from RMB 13,013 million for the year ended December 31, 2002 to RMB 13,530 million (US$1,635 million) for the year ended December 31, 2003. This increase resulted primarily from increased capital expenditures for the West to East natural gas pipeline project, the Zhong County to Wuhan natural gas pipeline and the second Shaanxi-Beijing natural gas pipeline.

      Our anticipated capital expenditures for our natural gas and pipeline segment for the year ending December 31, 2004 amount to approximately RMB 17,400 million. Of this amount, approximately RMB 13,400 million is expected to be invested in the West to East natural gas pipeline project, the Zhong County to Wuhan natural gas pipeline and the second Shaanxi-Beijing natural gas pipeline. We currently expect to invest approximately RMB 4,000 million in natural gas storage infrastructure projects, other natural gas pipelines and the pipelines for the transmission of crude oil and refined products. See “Item 4 — Information on the Company — Natural Gas and Pipeline — Expansion of Our Natural Gas Transmission and Marketing Business” for a more detailed discussion of the expansion plans of our natural gas and pipeline segment.

Corporate and Other

      Our non-segment-specific capital expenditures and investments for each of the three years ended December 31, 2001, 2002 and 2003 were RMB 321 million and RMB 133 million and RMB 138 million (US$17 million), respectively. Our non segment-specific capital expenditures and investments related primarily to purchase of non-segment-specific equipment and research and development activities.

      Our anticipated non-segment-specific capital expenditures and investments for the year ending December 31, 2004 amount to RMB 600 million. These planned capital expenditures and investments relate primarily to the construction work of various segments for their mutual benefits.

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

Off-Balance Sheet Arrangements

      There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Long-Term Contractual Obligations and Other Commercial Commitments

and Payment Obligations

      The tables below set forth certain information in connection with our long-term contractual obligations and other commercial commitments outstanding as of December 31, 2003.

	Payment due by period

		Less than			After
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years

	(RMB in millions)
Long-term debt	61,614	19,672	25,497	9,777	6,668
Capital lease obligations	56	39	17	0	0
Operating leases	96,941	2,552	4,842	4,771	84,776
Capital commitments	11,145	9,579	1,564	2	0
Unconditional purchase obligations	1,210	1,191	19	0	0
Other long-term obligations	0	0	0	0	0
Total contractual cash obligations	170,966	33,033	31,939	14,550	91,444

	Amount of commitment expiration per period

	Total
	amounts	Less than			Over
Other commercial commitments	committed	1 year	1-3 years	3-5 years	5 years

	(RMB in millions)
Lines of credit	2,918	2,918	0	0	0
Standby letters of credit	0	0	0	0	0
Guarantees	448	74	285	89	0
Total commercial commitments	3,366	2,992	285	89	0

      The table below sets forth the estimated annual payments we are obligated to make with respect to our exploration and production licenses to the Ministry of Land and Resources.

Year	Annual payment

(RMB in millions)
2004	515
2005	618
2006	681
2007 and thereafter	712

Research and Development

      We have a research and development management department, directly under which there are three research institutions. Except for our subsidiaries and branch companies in our marketing operation, each of our subsidiaries and branch companies has its own research and development department and technology centers. Our research and development department is responsible for coordinating research and development activities conducted by the research institutions and the relevant departments and technology centers of our subsidiaries and branch companies. These departments and technology centers of our subsidiaries and branch companies focus on developing specific technology for their respective subsidiaries or branch companies independently or in cooperation with our research and development department. As of December 31, 2003, we had 22,217 employees engaged in research and development functions.

      In 2003, we applied for 390 patents and 43 trademarks in China. We obtained patent rights for 92 patents in the same period.

      In each of the three years ended December 31, 2001, 2002 and 2003, our total expenditures for research and development were approximately RMB 1,896 million, RMB 1,806 million and RMB 2,411 million (US$291 million), respectively.

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

Refining and Chemicals

      In order to coordinate and combine our research and development efforts with respect to our refining and chemicals businesses, we established PetroChina Refining & Chemicals Technology Research Center in July 2003, which is designed to carry out research and development of advanced refining and chemicals manufacturing techniques and implement the application of new technologies. We are in the process of establishing four research and development bases in Daqing, Liaoyang, Lanzhou and Jilin as part of this research center. Currently, the four bases are in their preliminary forms.

Trend Information

Streamlining of Production Facilities

      We plan to continue to streamline our production facilities within the next several years to further improve our operating efficiency and competitiveness by consolidating or shutting down some of our production facilities. We do not believe that the implementation of such plans will have a material adverse impact on our financial position, although we believe that it could have a material adverse effect on our results of operations because we would be required under our accounting policies to recognize in our income statement any impairment loss or impairment provision associated with shutting down our production facilities. See “— General — Critical Accounting Policies” and

“— General — Factors Affecting Results of Operations” above for a detailed discussion of other trend information.

Decrease in Crude Oil Reserves in China

      A significant portion of our revenue is derived from sales of crude oil. However, our proved crude oil reserves in China decreased gradually and modestly from approximately 11,031.8 million barrels as of December 31, 2000 to approximately 10,919.3 million barrels as of December 31,2003. If we are not successful in locating sufficient reserves additions or alternative sources of crude oil supply, our proved crude oil reserves in China will continue to decrease. This will have a material adverse effect on our results of operations and financial condition.

Other Information

Inflation

      Inflation or deflation has not had a significant impact on our results of operations for the year ended December 31, 2003.

Non-Exchange Traded Contracts

      We did not engage for the year ended December 31, 2003, and do not currently engage, to a material extent, in any trading activities involving commodity contracts that are accounted for at fair value but for which a lack of market price quotations makes it necessary to apply fair value estimation techniques.

Related Party Transactions

      For a discussion of related party transactions, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” and Note 31 to our consolidated financial statements included elsewhere in this annual report.

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

      A summary of the principal differences and additional disclosures applicable to us is set out below:

Revaluation of Property, Plant and Equipment

      As described in Note 16 to our consolidated financial statements, the property, plant and equipment, excluding oil and gas reserves, transferred to us by CNPC were appraised as of June 30, 1999, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC, China Enterprise Appraisal. As at September 30, 2003, a revaluation of our refining and chemical production equipment was undertaken by a firm of independent valuers registered in the PRC, China United Assets Appraiser Co., Ltd, on a depreciated replacement cost basis.

      The June 1999 revaluation resulted in RMB 80,549 million in excess of the prior carrying value and a revaluation loss of RMB 1,122 million on certain property, plant and equipment.

      The September 2003 revaluation resulted in RMB 872 million in excess of the carrying value of certain property, plant and equipment immediately prior to the revaluation and a revaluation loss of RMB 1,257 million.

      With respect to the RMB 872 million revaluation gain resulting from the 2003 revaluation, RMB 98 million were related to property, plant and equipment that in 1999 experienced revaluation loss, and were credited to the income statement. The remaining RMB 774 million was credited to the revaluation reserve in the shareholders’ equity.

      With respect to the RMB 1,257 million revaluation loss resulting from the 2003 revaluation, RMB 768 million were related to property, plant and equipment that in 1999 experienced revaluation gain. The remaining RMB 489 million were charged to the income statement.

      The depreciation charge, which includes impairment charge, on the revaluation surplus was RMB 8,305 million in 2001, RMB 8,157 million in 2002 and RMB 8,053 million in 2003.

      The depreciation charge on the revaluation loss was RMB 112 million in 2001, RMB 112 million in 2002 and RMB 144 million in 2003.

      The loss on disposal of property, plant and equipment, which includes shut down of manufacturing assets, was RMB 53 million in 2001, RMB 224 million in 2002 and RMB 451 million in 2003.

      For purposes of reconciling to the US GAAP financial data, the effect of the revaluation, the related depreciation charges and loss on disposal is reversed. A deferred tax asset relating to the reversal of the effect of revaluation in 1999 is established, together with a corresponding increase in the shareholders’ equity. Under a special approval granted by the Ministry of Finance, the effect of the revaluation in 1999 is available as additional depreciation base for purposes of determining taxable income.

Related Party Transactions

      We have disclosed in Note 30 to our consolidated financial statements included elsewhere in this annual report transactions with significant customers and in Notes 13, 15, 20, 21 and 31 to our consolidated financial statements transactions and balances with our immediate parent, CNPC, and related companies. CNPC is owned by the PRC government, which also owns a significant portion of the productive assets in the PRC. IFRS exempts state controlled enterprises from disclosing transactions with other state controlled enterprises. IFRS also excludes from related parties government departments and agencies to the extent that such dealings are in the normal course of business. US GAAP contains no similar exemptions but requires disclosure of material related party transactions. We believe that we have provided meaningful disclosures of related party transactions through the major customer disclosures in Note 30 to our consolidated financial statements included elsewhere in this annual report and the transactions with the CNPC Group disclosed in Note 31 to our consolidated financial statements. Although the majority of our activities are conducted with the PRC government authorities and its affiliates and other state controlled enterprises, none individually constitutes a major customer or supplier other than those disclosed.

One-time Remedial Payments for Staff Housing

      The Ministry of Finance of the PRC issued several public notices and regulations during 2000 and 2001 with respect to the one-time remedial payments for staff housing payable to certain employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards as determined in accordance with government regulations and guidelines. These Ministry of Finance notices and regulations also provided that the portion of remedial payments attributable to the periods prior to a restructuring of the employer enterprise from a wholly state-owned status to a less than wholly state-owned status is to be borne by the state shareholder of the enterprise.

      The restructuring that resulted in our formation took place in November 1999. As such, the one-time remedial housing payments payable to our eligible employees have been born or are to be borne by CNPC, our principal shareholder.

      Under IFRS, such direct payments to employees or reimbursements will not be recorded through our consolidated income statement. US GAAP contains no such exemption but requires this principal shareholder’s action on our behalf to be recorded in the consolidated income statement. In the last quarter of year 2002, we and CNPC completed the process of estimating the amount that are payable to our qualified employees. This amount, RMB 2,553 million, was reflected in determining our net income for the year ended December 31, 2002, under US GAAP. Since this amount is borne by CNPC, a corresponding amount has been included as an addition to the other reserves in our shareholders’ equity.

Recent US Accounting Pronouncements

      Issued in January 2003 and revised in December 2003, FIN 46-R, “Consolidation of Variable Interest Entities”, provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It is effective no later than the end of the first reporting period ended after March 15, 2004 for variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of the provisions of FIN 46-R is not expected to have a material effect on our consolidated financial statements.

     Quantitative Disclosure Relating to US GAAP and IFRS

     Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

      Net income. Net income under US GAAP increased 51.3% from RMB 49,837 million for the year ended December 31, 2002 to RMB 75,419 million (US$9,112 million) for the year ended December 31, 2003. This increase was due primarily to (i) the increase of RMB 22,704 million (US$2,743 million) in the increase of net income under IFRS as discussed in “Item 5 — Operating and Financial Review and Prospects — Operating Results” and (ii) the decrease in the year ended December 31, 2003 of RMB 2,553 million (US$308 million) in one-time remedial payments for staff housing.

      Shareholders’ equity. Shareholders’ equity under US GAAP increased 16.1% from RMB 283,464 million as of December 31, 2002 to RMB 329,205 million (US$39,775 million) as of December 31, 2003. This increase was due primarily to the net profit under US GAAP for the year of RMB 75,419 million (US$9,112 million), which was partially offset by the payment of (i) the final dividend for the year ended December 31, 2002 of RMB 12,299 million (US$1,486 million) and (ii) the interim dividend for the year ended December 31, 2003 of RMB 17,379 million (US$2,100 million).

     Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      Net income. Net income under US GAAP decreased 2.2% from RMB 50,934 million for the year ended December 31, 2001 to RMB 49,837 million for the year ended December 31, 2002. This decrease was due primarily to the increase of RMB 1,441 million in the increase of net income under IFRS as discussed in “Item 5 — Operating and Financial Review and Prospects — Operating Results”, which was partially offset by the increase of RMB 2,553 million in one-time remedial payments for staff housing in the year ended December 31, 2002.

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

Environmental Expenses and Capital Expenditures

      We paid pollutant discharge fees of approximately RMB 113 million, RMB 113 million and RMB 155 million (US$19 million), respectively, in 2001, 2002 and 2003. Our capital expenditures on environmental programs in 2001, 2002 and 2003 were approximately RMB 1,205 million, RMB 1,363 million and RMB 1,076 million (US$130 million), respectively. There were no material environmental liabilities accrued as of December 31, 2003.

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

      Seven of the directors are currently affiliated with CNPC or an affiliate of CNPC.

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

      Our senior management is elected by and serve at the discretion of our board of directors.

      The following table sets forth certain information concerning our current directors, supervisors and executive officers.

Name	Age	Position	Date of election(1)

Chen Geng	57	Chairman of the board of directors	May 18, 2004
Jiang Jiemin	48	Vice Chairman of the board of directors and President	May 18, 2004
Ren Chuanjun	59	Vice Chairman of the board of directors	November 19, 2002
Su Shulin	41	Director and Senior Vice President	November 19, 2002
Duan Wende	52	Director and Vice President	May 18, 2004
Wang Fucheng	53	Director and Vice President	May 28, 2003
Zheng Hu	57	Director	May 28, 2003
Zhou Jiping	52	Director	May 18, 2004
Gong Huazhang	57	Director	November 19, 2002
Zou Haifeng	57	Director	November 19, 2002
Chee-Chen Tung	61	Independent non-executive director	November 19, 2002
Liu Hongru	73	Independent non-executive director	November 19, 2002
Franco Bernabè	55	Independent non-executive director	May 28, 2003
Li Huaiqi	54	Secretary to the board of directors
Wang Guoliang	51	Chief Financial Officer
Liu Baohe	57	Vice President
Jia Chengzao	55	Chief Geologist
Li Kecheng	60	Chairman of Supervisory Committee
Wen Qingshan	45	Supervisor
Sun Xianfeng	51	Supervisor
Xu Fengli	56	Supervisor
Sun Chongren	53	Supervisor
Zhang Youcai	62	Independent supervisor
Wu Zhipan	47	Independent supervisor

(1)	For directors only.

Directors

      Chen Geng, aged 57, is Chairman of the board of directors of PetroChina and President of CNPC. Mr. Chen is a senior economist. Mr. Chen graduated from Beijing Economics Institute (currently Capital University of Economics and Business), majoring in Labor Economics, and has over 30 years’ experience in China’s oil and gas industry. From October 1983, Mr. Chen was Deputy Director of Changqing Petroleum Exploration Bureau. From April 1985, he was Deputy Director of the Labour Department under the Ministry of Petroleum Industry. From August 1988, he was Director of the Labour Bureau of CNPC. From December 1993, he was Assistant President of CNPC. From September 1997, he was Vice President of CNPC and from March 1998, he was Deputy Director of the State Petroleum and Chemical Industry Bureau. In February 2001, Mr. Chen was appointed as a Vice President of CNPC. He has been a director of PetroChina since June 8, 2001 and was President of PetroChina from December 3, 2002 to May 2004. He was appointed as President of CNPC in April 2004 and Chairman of the board of directors of PetroChina in May 2004.

      Jiang Jiemin, aged 48, is a Vice Chairman of the board of directors of PetroChina and President of PetroChina. Mr. Jiang is a Vice President of CNPC. Mr. Jiang is a senior economist. Mr. Jiang graduated from the University of Shandong in industrial economics management. He has almost 30 years’ experience in China’s oil and gas industry. Mr. Jiang was a Deputy Director of Shengli Petroleum Administration Bureau from March, 1993 and Director of Qinghai Petroleum Administration Bureau from November 1994. Mr. Jiang was an Assistant President of CNPC and the Head of the Preparation Committee of the Restructuring and Listing of CNPC from February 1999 to November 1999 when he was appointed a director and Vice President of PetroChina. In June 2000, Mr. Jiang became a Vice Governor of Qinghai Province, a position he held until April 2004 when he was appointed as a Vice President of CNPC. Mr. Jiang has been a Vice Chairman and President of PetroChina since May 2004.

      Ren Chuanjun, aged 59, is a Vice Chairman of the board of directors of PetroChina. Mr. Ren is a Vice President of CNPC. Mr. Ren is a senior economist. Mr. Ren graduated from Hefei Industry University and has over 30 years’ experience in China’s oil and gas and chemical fibers industries. Mr. Ren became a Deputy General Manager and General Manager of China Yizheng Fiber Industrial United Corporation in 1983. From 1994, he worked as a Vice Minister of China National Textile Council as well as a Vice Chairman of the board of directors of Yizheng Fiber United Corporation and Yizheng Fiber Company Limited. Mr. Ren acted as a Vice President of CNPC from April 1998. Mr. Ren worked as Senior Vice President of PetroChina from November 5, 1999 to November 2002. He has been a director of PetroChina since November 5, 1999 and a Vice Chairman of PetroChina since December 3, 2002.

      Su Shulin, aged 41, is a director and Senior Vice President of PetroChina. Mr. Su is a senior engineer. Mr. Su graduated from Daqing Petroleum Institute and received a master’s degree at Harbin Institute of Technology. Mr. Su has many years’ experience in China’s oil and gas industry. Since 1996, Mr. Su had worked as a Director Assistant, Director of the First Oil and Natural Gas Development Department, a Standing Deputy Director and Director of Daqing Petroleum Administration Bureau until November 5, 1999 when he was appointed as a Vice President of PetroChina and General Manger and Chairman of Daqing Oilfield Company, a subsidiary of PetroChina. Mr. Su held his positions as General Manager and Chairman of Daqing Oilfield Company until December 2003. Mr. Su has been a director of PetroChina since November 19, 2002 and Senior Vice President of PetroChina since December 3, 2002.

      Duan Wende, aged 52, is a director and a Vice President of PetroChina. Mr. Duan is a Vice President of CNPC. Mr. Duan is a senior engineer. He graduated from the University of Nankai, majoring in economics management and pursued post master’s degree studies at the Postgraduate School of the Chinese Academy of Social Sciences in investment economics while working. He has over 30 years’ experience in China’s petrochemical industry. From April 1975 to June 1999, he held a number of positions, including the Deputy Factory Manager of Fushun Factory No. 628 and a chemical fibres factory, Commander of Command Office of Fushun Petrochemical Corporation ethylene project, Deputy Factory Manager of an ethylene petrochemical factory, the Factory Manager of an acrylic fibres petrochemical factory and a detergent factory. From May 1999, Mr. Duan was Deputy Manager of Fushun Petrochemical Corporation and from October 1999, Mr. Duan was Manager of Fushun Petrochemical Branch Company. From October 1999, he was General Manager of Fushun Petrochemical Branch Company. He has been an Assistant President of CNPC since August 2001. He has been a director and Vice President of PetroChina since May 2004 and March 2002, respectively, and a Vice President of CNPC since December 2003.

      Wang Fucheng, aged 53, is a director and Vice President of PetroChina. Mr. Wang is a senior economist. Mr. Wang graduated from the Shandong Normal University and has over 30 years’ experience in China’s oil and gas industry. Mr. Wang worked in the Shengli Oil Field, Zhongyuan Oil Field and Liaohe Oil Field. From 1986 to 1999, Mr. Wang worked as Senior Executive of the Shengli Oil Field, Deputy Director of the Liaohe Oil Exploration Bureau, Director of the Liaohe Oil Exploration Bureau and General Manager of the Branch Office of Liaohe Oil Field. Mr. Wang has been a director of PetroChina since June 30, 2000 and a Vice President of PetroChina since July 12, 2000.

      Zheng Hu, aged 57, is a director of PetroChina and a Vice President of CNPC. Mr. Zheng is a senior engineer. He graduated from the Beijing Petroleum Institute and has over 30 years’ experience in China’s oil and gas industry. From 1990 to 1992, Mr. Zheng acted as vice director of Beijing Petroleum Managers Training Institute. From 1992 to 1999, Mr. Zheng worked as Deputy General Manager and General Manager of China Petroleum Technology & Development Corporation, as Deputy General Manager and General Manager of China Petroleum Materials and Equipment (Group) Corporation, Director of Personnel and Labour Department of CNPC. He has been a director of PetroChina since June 30, 2000 and a Vice President of CNPC since August 2000.

      Zhou Jiping, aged 52, is a director of PetroChina and a Vice President of CNPC. Mr. Zhou is a senior engineer, and holds a master’s degree in marine geologic structure from the Nanhai Marine Research Institute of the China Academy of Sciences. He has over 30 years’ experience in China’s oil and gas industry. Mr. Zhou was the Exploration Manager of the Exploration and Development Department of China National Offshore Oil Corporation, Manager of the Overseas Department of the International Cooperation Bureau of CNPC, President of China National Oil & Gas Exploration and Development Corporation in Vanuatu and President of China National Oil & Gas Exploration and Development Corporation in Papua New Guinea. Mr. Zhou has also worked as Vice Director of the International Exploration and Development Cooperation Bureau of CNPC, Vice President of China National Oil & Gas Exploration and Development Corporation from November 1996. He has been President of China National Oil & Gas Exploration and Development Corporation and concurrently Deputy Director of the International Exploration and Development Cooperation Bureau of CNPC since December 1997, President of China National Oil & Gas Exploration and Development Corporation since October 1998, Assistant to the President of CNPC and concurrently President of China National Oil & Gas Exploration and Development Corporation since August 2001 and Vice President of CNPC since December 2003. Mr. Zhou has been a director of PetroChina since May 2004.

      Gong Huazhang, aged 57, is a director of PetroChina. Mr. Gong is General Accountant of CNPC. Mr. Gong is a senior accountant. Mr. Gong graduated from Yangzhou Business School and has over 30 years’ experience in China’s oil and gas industry. Mr. Gong worked as Chief Accountant, Deputy Director and Director of the Finance Bureau of CNPC from 1991. Mr. Gong has been Director of the Finance and Assets Department of CNPC since October 1998 and has been General Accountant of CNPC since February 1999. Mr. Gong has been a director of PetroChina since November 5, 1999.

      Zou Haifeng, aged 57, is a director of PetroChina. Mr. Zou is a Deputy Manager of Jilin Petrochemical Branch Company and the Chairman of the Supervisory Committee of Jilin Chemical Industrial Company Limited. Mr. Zou is a senior engineer. Mr. Zou graduated from Northeastern Industry Institute and has nearly 30 years’ experience in the petrochemical industry. Since 1994, Mr. Zou has been a Deputy Manager of Jilin Petrochemical Group Corporation and a Director and Deputy Manager of Jilin Chemical Industrial Company Limited. Mr. Zou has been a Deputy Manager of Jilin Petrochemical Branch Company, a subsidiary of PetroChina since July, 1999 and a director of PetroChina since November 5, 1999.

Independent Non-executive Directors

      Chee-Chen Tung, aged 61, is an independent non-executive director of PetroChina. Mr. Tung is Chairman and Chief Executive Officer of Orient Overseas (International) Limited (OOIL). He was educated at the University of Liverpool, England, where he received his Bachelor of Science degree. He later acquired a Master’s degree in Mechanical Engineering at the Massachusetts Institute of Technology in the United States. Mr. Tung served as Chairman of Hong Kong Shipowner’s Association between 1993 and 1995. From 1999 to 2001, Mr. Tung served as Chairman of the Hong Kong General Chamber of Commerce, an independent non-executive Director of Zhejiang Expressway Company Limited, Zhejiang First Bank, Bank of China (Hong Kong) Limited, Global China Group Holdings Ltd., Yongxiang Bank and Cathay Pacific Airways, a member of the

Hong Kong Port Development Board. Mr. Tung is also Chairman of the Institute for Shipboard Education Foundation, Chairman of the Court and a member of the Council of the International Academics Center of the Hong Kong Polytechnic University, a member of the Board of Trustees of the University of Pittsburgh, and a member of the Board of Visitors of the School of Foreign Service, Georgetown University. Mr. Tung has been an independent non-executive director of PetroChina since November 5, 1999.

      Liu Hongru, aged 73, is an independent non-executive director of PetroChina. Mr. Liu graduated from the Economics Department of the University of Moscow in 1959 with an associate doctor’s degree. Mr. Liu worked as a Vice Governor of the Agricultural Bank of China, a Vice Governor of the People’s Bank of China, a Deputy Director of the State Economic Restructuring Committee and Chairman of China Securities Regulatory Commission. Mr. Liu is currently a Deputy Director of the Economic Committee under the Chinese People’s Political Consultative Conference, and concurrently serves as a Vice President of China Finance and Banking Society, a Vice President of China National Debt Association and Director of Shanghai Finance and Law Research Institute. Mr. Liu is also a professor at each of Beijing University, the Graduate School of People’s Bank of China and the City University of Hong Kong. Mr. Liu served as an independent supervisor of PetroChina from December 1999 to November 2002. Mr. Liu has been an independent non-executive director of PetroChina since November 19, 2002.

      Franco Bernabè, aged 55, is an independent non-executive director of PetroChina. Mr. Bernabè is the Chairman of the Franco Bernabe Group and Vice Chairman of H3G, a mobile telephone company which owns a third generation mobile licence in Italy. He is also Chairman of Kelyan, an internet professional services company of the Franco Bernabe Group. Mr. Bernabè is a member of the board of FIAT and the TNT Post Group. He serves in the Executive Committee of Confindustria, the Italian Confederation of Industry, in the Board of the Peres Centre for Peace and in the International Board of the World Economic Forum. He also serves as a special representative of the Italian government for the reconstruction of the Balkan region. Mr. Bernabè joined ENI in 1983 to become the assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 was the Chief Executive Officer of ENI. Mr. Bernabè led the restructuring program of the ENI Group, making it one of the world’s most profitable oil companies. Between 1998 and 1999, Mr. Bernabè was the Chief Executive Officer of Telecom Italia. Prior to his joining ENI, Mr. Bernabe was the head of economic studies at FIAT. He was also a senior economist at the OECD Department of Economics and Statistics in Paris. Earlier, he was a professor of economic politics at the School of Industrial Administration, Turin University. Mr. Bernabè has been an independent non-executive director of PetroChina since June 30, 2000.

Secretary to the Board of Directors

      Li Huaiqi, aged 54, is the secretary to the board of directors of PetroChina. Mr. Li is a senior economist. He has over 30 years’ experience in China’s oil and gas industry. Mr. Li worked with Daqing, Liaohe, Nanhai and Huabei oil and gas companies. From 1992 to 1996, Mr. Li worked as Deputy Director of Foreign Affairs Bureau and Chairman of the Foreign Service Company of CNPC and as Director of Foreign Affairs Bureau of CNPC. In 1999, Mr. Li was appointed as Director of the International Co-operation Department (Foreign Affairs Bureau) of CNPC. Mr. Li has been the secretary to the board of directors of PetroChina since August 29, 2001.

Other Senior Management Personnel

      Wang Guoliang, aged 51, is Chief Financial Officer of PetroChina. Mr. Wang has a master’s degree and is a senior accountant. He graduated from Heilongjiang Business College and Hebei University. He has over 20 years’ experience in China’s oil and gas industry. Mr. Wang worked as a Vice President of CNPC Finance Co., Ltd. from 1995 to 1997 and as a Deputy General Manager and General Accountant of China National Oil & Gas Exploration and Exploitation Corporation from

1998 to November 5, 1999 when he was appointed as Chief Financial Officer of PetroChina. He was also General Manager of PetroChina’s Financial Department from November 1999 to March 2002.

      Liu Baohe, aged 57, is a Vice President of PetroChina. Mr. Liu is a senior engineer of professor grade. Mr. Liu graduated from Beijing Petroleum Institute and has over 30 years’ experience in China’s oil and gas industry. From 1994 to 1997, Mr. Liu worked as Vice Director and Director of the Exploration and Production Bureau of CNPC. Mr. Liu was Director of the Department of Oil and Gas Exploitation of CNPC from 1998 to 1999. From 1999 to August 2001, Mr. Liu worked as Deputy General Manager of the exploration and production segment of PetroChina. From September 2001, Mr. Liu was a Vice President of PetroChina. From September 2001 to December 2002, he was also General Manager of the Exploration and Production Branch Company of PetroChina.

      Jia Chengzao, aged 55, is Chief Geologist of PetroChina. Mr. Jia is a doctor degree holder and a senior engineer. He graduated from Nanjing University and has over 25 years’ experience in China’s oil and geological industry. From 1994, Mr. Jia held several senior management positions at Tarim Oil Exploration and Exploitation Headquarters, including Deputy Chief Geologist, Chief Geologist and Deputy Commander. Since 1998, he has been a Vice Director of the Oil Exploration and Exploitation Scientific Research Institute of CNPC. From 1999, Mr. Jia worked as a Deputy General Manager of China Petroleum Tarim Oil Field Branch Company and a Vice Director of China Oil Exploration and Exploitation Research Institute. Mr. Jia has been Chief Geologist of PetroChina since July 2000. Since December 2002, Mr. Jia has also been Director of China Oil Exploration and Exploitation Research Institute.

Supervisors

      Li Kecheng, aged 60, is Chairman of PetroChina’s supervisory committee. Mr. Li is a senior engineer. Mr. Li graduated from Beijing Science and Technology University and has over 30 years’ experience in China’s oil and gas industry. From 1986 to 1992, Mr. Li was the head of the Petroleum Pipeline Bureau and a senior executive of the Northeastern Oil Transmission Administration Bureau. Since November 1992, Mr. Li has been taking several senior administrative positions at CNPC. Mr. Li has been Chairman of PetroChina’s supervisory committee since November 5, 1999.

      Wen Qingshan, aged 45, is a supervisor of PetroChina. Mr. Wen is a senior accountant. Mr. Wen graduated from Jilin Yanbian University. He served as Deputy Chief Accountant of the Finance and Assets Department of CNPC from November 1998 to May 1999, when he was appointed as a Deputy Director of the Finance and Assets Department of CNPC. Mr. Wen has been Director of the Finance and Assets Department of CNPC since May 2002. Mr. Wen has been a supervisor of PetroChina since November 19, 2002.

      Sun Xianfeng, aged 51, is a supervisor of PetroChina. Mr. Sun graduated from Huadong Petroleum Institute in September 1977. Mr. Sun worked as Deputy Director of the Supervisory Bureau of CNPC from November 1996, before being transferred to the Eighth Office of the State Council Compliance Inspectors’ General Office (Supervisory Committee of Central Enterprises Working Commission) as its temporary head in June 1998. He has been Deputy Director of the Audit Department of CNPC since October 2000, and has worked concurrently as Director of the Audit Services Center of CNPC since December 2000. Mr. Sun has been a supervisor of PetroChina since May 2004.

      Xu Fengli, aged 56, is a supervisor of PetroChina. Mr. Xu is a senior accountant. Mr. Xu graduated from Xi’an Petroleum Institute in July 1985. Mr. Xu has been Chief Accountant of Fushun Petrochemical Corporation since November 1995, Deputy Director of Finance and Assets Department of CNPC since November 1998, Deputy General Manager of the Finance Department of PetroChina since December 1999 and Director of the Administrative Office of the Supervisory Committee of PetroChina since October 2003. Mr. Xu has been a supervisor of PetroChina since May 2004.

      Sun Chongren, aged 53, is a supervisor of PetroChina and an employee representative of PetroChina’s supervisory committee. Mr. Sun graduated from Huadong Petroleum Institute and has 30 years’ experience in China’s oil and gas industry. Mr. Sun has been working at Liaohe Petroleum Administration Bureau for 30 years. Since 1996, he has been a senior executive and Chairman of the workers’ union of Liaohe Petroleum Administration Bureau. Mr. Sun has been a supervisor of PetroChina since November 5, 1999.

      Zhang Youcai, aged 62, is an independent supervisor of PetroChina. Mr. Zhang is a professor. Mr. Zhang graduated from Nanjing Industrial University and has over 30 years’ experience in enterprise management and financing. Mr. Zhang worked as Chief Manager of Nantong Fertilizer Factory, Deputy Director of Nantong Municipal Industrial Bureau, Vice Chairman of Nantong Municipal Development and Planning Committee and Vice Mayor of Nantong city, until his appointment as Mayor of Nantong city in April 1984. Mr. Zhang was a Vice Minister of the Ministry of Finance from December 1989 to July 2002. He also served as General Director of the State Asset Administration Bureau from May 1994 to July 1998. Mr. Zhang has been an independent supervisor of PetroChina since November 19, 2002.

      Wu Zhipan, aged 47, is an independent supervisor of PetroChina. Mr. Wu acquired a Doctor in Laws from Beijing University School of Law in 1988, and was a visiting scholar at Harvard Law School from 1991 to 1992. Mr. Wu is a Vice President of Beijing University. He is concurrently an expert consultant of the Supreme People’s Court, an arbitrator on the Arbitrator Panel of the China International Economic and Trade Arbitration Commission and a Director of China and Economic Law Society. Mr. Wu is the author of a number of legal publications and has rich experience in law practice. Mr. Wu has been an independent supervisor of PetroChina since December 3, 1999.

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

      We have granted stock appreciation rights to 300 persons, including members of the board of directors and the supervisory committee, president, vice presidents and departmental managers, general managers and deputy general managers of specialized companies and local subsidiaries. Upon exercise of these stock appreciation rights, members of the senior management will not receive any of our shares, but will, by way of stock appreciation rights, receive a monetary sum that is calculated on the basis of the price of our H shares. In 2003, none of the directors and senior management exercised any of the stock appreciation rights granted to them. Since companies are not permitted to repurchase and hold their own shares for offering stock options under current PRC law, we expect to calculate our book gains and losses on the basis of share prices and in accordance with stock appreciation rights measures and make cash payment of such compensations.

Directors’ and Supervisors’ Compensation

      Our directors and supervisors, who hold senior management positions or are otherwise employed by us, receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind, including our contribution to the pension plans for these directors and supervisors.

      The aggregate amount of salaries, housing allowances, other allowances and benefits in kind paid by us to the five highest paid individuals of PetroChina during the year ended December 31, 2003 was RMB 1,143,116. We paid RMB 39,087 as our contribution to the pension plans in respect of those individuals in the year ended December 31, 2003.

      The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our directors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2003 was RMB 894,134.

      Save as disclosed, no other payments have been paid or are payable, in respect of the year ended December 31, 2003, by us or any of our subsidiaries to our directors. In addition, we have no service contracts with our directors that provide for benefits to our directors upon the termination of their employment with us.

      In 2003, we paid RMB 33,991 as our contribution to the pension plans in respect of our directors and supervisors, who hold senior management positions or are otherwise employed by us. The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our supervisors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2003 was RMB 354,915.

Board Practices

      Our board of directors has four principal committees: an audit committee, an investment and development committee, an evaluation and remuneration committee and a health, safety and environment committee.

Audit Committee

      The current members of our audit committee are Mr. Franco Bernabè, as chairman of the committee, Mr. Chee-Chen Tung and Mr. Gong Huazhang. The audit committee’s major responsibilities include:

•	supervising the compliance and effectiveness of material financial policies, financial reporting processes, significant rules and systems in place and substantial operating activities;

•	reviewing audit plans, critical accounting policies, and audit reports compiled by our internal audit department and carrying out any audit initiatives proposed by the board of directors;

•	reviewing, observing and questioning our external auditor’s work; and

•	monitoring related party transactions and ensuring that all such transactions are in compliance with our stated policies and other applicable laws and regulations.

Investment and Development Committee

      The current members of our investment and development committee are Ren Chuanjun, as chairman of the committee, and Su Shulin. The investment and development committee’s major responsibilities include:

•	studying strategic action plans as proposed by our President and making recommendations to the board of directors;

•	studying the annual investment budget as proposed by our President and making recommendations to the board of directors; and

•	reviewing preliminary feasibility studies and feasibility studies for material investment projects requiring approval of the board of directors and making recommendations to the board of directors.

Evaluation and Remuneration Committee

      The current members of our evaluation and remuneration committee are Liu Hongru, as chairman of the committee, Mr. Zheng Hu and Mr. Zou Haifeng. The evaluation and remuneration committee’s major responsibilities include:

•	reviewing the current standing of President-appointed Senior Vice President, Vice Presidents, Chief Financial Officer and other senior management personnel and making recommendations for such review to the board of directors;

•	managing and conducting performance evaluations for our President and reporting the results of such evaluations to the board of directors;

•	monitoring performance evaluations conducted by our President for Senior Vice President, Vice Presidents, Chief Financial Officer and other senior management personnel; and

•	studying our incentive plan, compensation plan and stock appreciation rights plan, supervising and evaluating the implementation of these plans and making recommendations for further improvements to such plans.

Health, Safety and Environment Committee

      The current members of our health, safety and environment committee are Duan Wende, as chairman of the committee, Mr. Zhou Jiping and Mr. Wang Fucheng. The health, safety and environment committee’s major responsibilities include:

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

Employees

      As of December 31, 2001, 2002 and 2003, we had 422,554, 419,598 and 417,229 employees, respectively. The table below sets forth the number of our employees by business segment as of December 31, 2003.

	Employees	% of total

Exploration and production	234,733	56.2%
Refining and marketing	111,655	26.8
Chemicals and marketing	57,722	13.8
Natural gas and pipeline	10,342	2.5
Other(1)	2,777	0.7

Total	417,229	100.0%

(1)	Including headquarters management, PetroChina Planning & Engineering Institute and PetroChina Exploration & Development Research Institute.

      Our employees participate in various retirement benefit plans organized by municipal and provincial governments whereby we are required to make monthly insurance contributions to these plans at rates ranging from 16% to 22% of the employees’ salary. Expenses incurred by us in connection with the retirement benefit plans were approximately RMB 1,893 million, RMB 2,109 million and RMB 2,193 million (US$265 million), respectively, for the three years ended December 31, 2001, 2002 and 2003, respectively.

      In 2003, we have not experienced any strikes, work stoppages, labour disputes or actions which affected the operation of any of our businesses. We consider our relationship with our employees to be good.

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

      PetroChina was established on November 5, 1999 with CNPC as its sole promoter. As of December 31, 2003, CNPC owned 158,241,758,000 State-owned shares, representing approximately 90% of the share capital of PetroChina, and, accordingly, CNPC is our controlling shareholder.

      The shares held by CNPC are state-owned shares in the share capital of PetroChina. However, CNPC has identical voting rights. Holders of state-owned shares and H shares are deemed to be shareholders of different classes for certain matters which may have effect on their respective interest.

      As of December 31, 2003, BP p.l.c. beneficially owned 3,516,484,000 H shares, representing 2% of the total outstanding share capital of PetroChina, or 20% of the H shares of PetroChina. In January 2004, BP p.l.c. sold all of the H shares it beneficially owned.

      As of December 31, 2003, Warren E. Buffett, Berkshire Hathaway Inc., OBH, Inc., National Indemnity Company, GEICO Corporation and Government Employees Insurance Company, as a group as defined under Rule 13d-1(b)(1)(ii)(J) of the Securities Exchange Act of 1934, as amended, collectively owned 1,245,100 ADSs and 2,273,063,000 H shares, representing 13.63% of the H shares of PetroChina.

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

      We entered into a Guarantee of Debts Contract with CNPC, under which CNPC has agreed to guarantee certain of our debts totalling approximately RMB 63,889 million (including principal and interest) as of September 30, 1999 at no cost to us. As of December 31, 2003, bank loans guaranteed by CNPC and its subsidiaries were RMB 853 million.

Deposits with CP Finance

      The Group had deposits placed with China Petroleum Finance Company Limited, or CP Finance, a subsidiary of CNPC and a non-bank financial institution approved by the People’s Bank of China, amounting to RMB 1,239 million, RMB 2,861 million and RMB 2,331 million (US$282 million) as of December 31, 2001, 2002 and 2003 respectively. The deposits yield interest at prevailing saving deposit rates.

Related Party Transactions with CNPC (HK)

      As part of the restructuring of CNPC and in preparation for our listing on HKSE, and as disclosed in our prospectus dated March 27, 2000, CNPC entered into the Contract for the Transfer of Rights under Production Sharing Contracts with us whereby the relevant rights and obligations (other than the supervisory functions related to CNPC’s role as representative of the PRC government) of CNPC under certain contracts, including the Xinjiang Oil Field Production Sharing Contract dated July 1, 1996, entered into between CNPC and Hafnium Limited, or the Xinjiang Contract, and the Leng Jiapu Area Petroleum Contract dated December 30, 1997, entered into between CNPC and Beckbury International Limited, or the Liaohe Contract, were novated to us.

      CNPC (Hong Kong) Limited, or CNPC (HK) is a 57.5% owned subsidiary of CNPC. CNPC is our controlling shareholder which holds approximately 90% of our issued share capital. Upon the effective novation by CNPC to us of its interests in the Xinjiang Contract and the Liaohe Contract, certain transactions under the Xinjiang Contract and the Liaohe Contract constitute connected transactions between us and CNPC (HK).

      Summary of the major terms and conditions of these related party transactions under the Xinjiang Contract and the Liaohe Contract are as follows:

(1) Production and development cost sharing between us and CNPC (HK). We and CNPC (HK) share the oil and natural gas produced from the Karamay Oilfield, as to 46% by us and 54% by CNPC (HK), and from the Leng Jiapu Oilfield, as to 30% by us and 70% by CNPC (HK). CNPC (HK) is responsible for 100% of the development costs in respect of the Karamay Oilfield. We are responsible for 30% and CNPC (HK) is responsible for 70% of the development costs in respect of the Leng Jiapu Oilfield.

(2) Provision of assistance by us to CNPC (HK). We are required to provide assistance to CNPC (HK), for among other things: (i) leasing warehouses, terminal facilities, barges, pipelines and land; (ii) obtaining approvals necessary for the conduct of the petroleum operations; and (iii) obtaining office space, office supplies, transportation and communication facilities. For such assistance, CNPC (HK) is required to pay an annual assistance fee of US$50,000 for each of the Karamay Oilfield and the Leng Jiapu Oilfield. The amount of such fee was determined after negotiations, and taking into account the actual circumstances and conditions, including the scope of the projects and the level of demand for such assistance. This fee is accounted for as operating costs and shared by us and CNPC (HK) in accordance with procedures described in the Xinjiang Contract and the Liaohe Contract.

(3) Payment of training fees. In the course of development and operations of each oilfield, CNPC (HK) shall pay us an amount of US$50,000 annually for training of our personnel for each of the Karamay Oilfield and the Leng Jiapu Oilfield. The amount of such fee was determined after negotiations, and taking into account the actual circumstances and conditions, including the scope of the projects and the level of demand for training.

(4) Sale of crude oil by CNPC (HK) to us. CNPC (HK) has the right to deliver its share of oil production from each of the Karamay Oilfield and the Leng Jiapu Oilfield to a destination of its choice, except for destinations which infringe on the political interests of the PRC. However, given the transportation costs and the prevailing oil prices, the purchaser of the oil production attributable to CNPC (HK) from each of the Karamay Oilfield and the Leng Jiapu Oilfield is likely to be CNPC or its affiliates, including us, which will purchase oil produced in the Karamay Oilfield and the Leng Jiapu Oilfield at the market price. Since the entering into of the Xinjiang Contract and the Liaohe Contract, CNPC (HK) has sold all of its share of the oil production to CNPC or its affiliates, including us. As far as the board of directors is aware, CNPC (HK) intends to continue with this arrangement. There is no contractual obligation upon us to purchase oil production from the Karamay Oilfield and the Leng Jiapu Oilfield although, from a commercial perspective, we intend to continue to make such purchases. The price of various grades of crude oil sold shall be set either with reference to the price approved by the relevant PRC authorities or with reference to the prevailing price in arm’s length transactions of crude oil of a similar quality in the primary world markets, adjusted to take into account the terms of transportation, payment and other terms.

      In the opinion of our independent non-executive directors, the related party transactions described above have been:

(i) conducted on normal commercial terms and entered into in our ordinary and usual course of business; and

(ii) entered into: (a) in accordance with the terms of the Xinjiang Contract and the Liaohe Contract; or (b) on terms no less favourable than the terms available to or from independent third parties.

      The waiver in respect of the related party transactions between us and CNPC (HK) granted by the HKSE expired on December 31, 2003. Since the related party transactions are ongoing transactions, we applied on November 25, 2003, and obtained a new related party transactions waiver granted by the HKSE on January 2, 2004, for the period from January 1, 2004 to December 31, 2006.

Loans or Guarantees with Related Parties

      As of December 31, 2003, the aggregate outstanding loans or guarantees made by PetroChina for the benefit of related parties was RMB 448 million (US$54 million), the largest outstanding amount of which was RMB 240 million. The average interest rate on these loans is 5.58%.

      As of December 31, 2003, PetroChina had unsecured short-term and long-term loans from CP Finance in an aggregate amount of RMB 25,188 million (US$3,043 million). The average interest rate on these loans is 4.23%.

ITEM 8 — FINANCIAL INFORMATION

Financial Statements

      See pages F-1 to F-58 following Item 19.

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

      An interim dividend of RMB 0.098841 (US$0.0119) per H share (inclusive of applicable tax) for the six months ended June 30, 2003 was paid to our shareholders on October 8, 2003. On May 18, 2004, our shareholders approved the payment of a final dividend of RMB 0.079324 (US$0.0096) per H share (inclusive of applicable tax) for the year ended December 31, 2003. The final dividend was calculated on the basis of 45% of our net income for the year ended December 31, 2003. The final dividend was paid on June 2, 2004.

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

      As of December 31, 2003, there were 17,582,418,000 H shares issued and outstanding. As of December 31, 2003, there were 176 registered holders of American depositary receipts evidencing 23,648,491 ADSs. The depositary of the ADSs is The Bank of New York.

      The high and low closing sale prices of the H shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for each quarterly period since listing in 2000 and for each month in 2004 (through June 24, 2004) are set forth below.

	Price per		Price per
	H share		ADS

	High	Low	High	Low

	(HK$)		(US$)
2000
Second quarter	1.78	1.11	22.56	14.25
Third quarter	2.05	1.49	26.19	19.38
Fourth quarter	1.75	1.30	23.00	15.94
2001
First quarter	1.48	1.26	18.73	16.55
Second quarter	1.84	1.35	23.60	17.40
Third quarter	1.67	1.43	21.15	18.43
Fourth quarter	1.48	1.29	19.30	16.80
2002
First quarter	1.62	1.39	21.07	18.03
Second quarter	1.75	1.52	22.40	19.23
Third quarter	1.72	1.53	21.72	19.25
Fourth quarter	1.57	1.44	20.75	18.40
2003
First quarter	1.70	1.55	21.61	19.10
Second quarter	2.38	1.62	30.82	20.94
Third quarter	2.80	2.15	35.89	27.67
Fourth quarter	4.45	2.60	57.05	33.75
2004
January	4.85	3.80	63.70	47.53
February	4.20	3.75	54.13	47.89
March	4.23	3.78	54.21	48.90
April	4.00	3.40	50.96	43.15
May	3.75	3.20	47.71	41.63
June (through June 24)	3.80	3.38	48.24	43.39

      The closing prices per H share and per ADS on June 24, 2004 were HK$3.58 and US$45.27, respectively.

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

Material Contracts

      Incorporated by reference to our Registration Statement on Form F-1 (Registration No. 333-11566) and our Annual Reports on Form 20-F for the fiscal years ended December 31, 1999 (File No. 1-15006), December 31, 2000 (File No. 1-15006), December 31, 2001 (File No. 1-15006) and December 31, 2002 (File No. 1-15006), to which our material contracts were filed as exhibits. For information regarding certain material contracts, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” and the material contracts that we have filed with the Commission as exhibits to this annual report.

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

      The Individual Income Tax Law of the PRC was amended effective January 1, 1994 and states that it supersedes any contradictory prior administrative regulation concerning individual income tax. The amended Individual Income Tax Law can be interpreted as providing that all foreign individuals are subject to the 20% withholding tax on dividends paid by a PRC company on its Overseas Shares unless specifically exempted by the financial authority of the State Council of the PRC. However, in a letter dated July 26, 1994 to the former State Commission for Restructuring the Economic System, the former State Council Securities Committee and the China Securities Regulatory Commission, the PRC State Administration of Taxation restated the exemption. In the event that the letter is withdrawn, a 20% tax may be withheld on dividends paid to you, subject to reduction by an applicable tax treaty between China and the country where you reside. To date, the relevant tax authorities have not collected withholding tax from dividend payments on such shares exempted under the Tax Notice.

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

Tax Treaties

      If you are a resident or citizen of a country that has entered into a double-taxation treaty with the PRC, you may be entitled to a reduction in the amount of tax withheld, if any, imposed on the payment of dividends. The PRC currently has such treaties with a number of countries, including but not limited to:

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

ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      In the normal course of business, we hold or issue various financial instruments which expose us to interest rate and foreign exchange rate risks. Additionally, our operations are affected by certain commodity price movements. We historically have not used derivative instruments for hedging or trading purposes. Such activities are subject to policies approved by our senior management. Substantially all of the financial instruments we hold are for purposes other than trading. We regard an effective market risk management system as an important element of our treasury function and are currently enhancing our systems. A primary objective of our market risk management is to implement certain methodologies to better measure and monitor risk exposures.

      The following discussions and tables, which constitute “forward-looking statements” that involve risks and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. Such discussions address market risk only and do not present other risks which we face in the normal course of business.

Interest Rate Risk

      Our interest risk exposure arises from changing interest rates. The tables below provide information about our financial instruments including various debt obligations that are sensitive to changes in interest rates. The tables present principal cash flows and related weighted-average interest rates at expected maturity dates. Weighted-average variable rates are based on effective rates as of December 31, 2001, 2002 and 2003. The information is presented in Renminbi equivalents, our reporting currency.

Foreign Exchange Rate Risk

      We conduct our business primarily in Renminbi. However, a portion of our RMB revenues are converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported equipment and materials. Foreign currency payments for imported equipment represented 9.7%, 12.2% and 15.5% of our total payments for equipment in 2001, 2002 and 2003, respectively. Foreign currency payments for imported materials represented 9.9%, 7.7% and 10.8% of our total payments for materials in 2001, 2002 and 2003, respectively.

      The Renminbi is not a freely convertible currency. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. The tables below provide information about our financial instruments including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The tables below summarize such information by presenting principal cash flows and related weighted-average interest rates at expected maturity dates in RMB equivalents, using the exchange rates in effect as of December 31, 2001, 2002 and 2003, respectively.

December 31, 2003

								Percentage
	Expected maturity date							to total
								long-term
	2004	2005	2006	2007	2008	Thereafter	Total	debt (%)	Fair value

	(RMB equivalent in millions, except percentages)
Long Term Debt
Loan in RMB
Fixed rate	43	39	5	—	—	3	90	0.15%	88
Average interest rate	2.06%	4.81%	4.44%	—	—	2.03%
Variable rate(1)	16,686	12,448	6,366	3,720	3,720	3,000	45,940	74.55%	45,940
Average interest rate	5.05%	5.08%	5.12%	5.18%	5.10%	4.65%
Loan in Euro
Fixed rate	43	39	34	16	16	233	381	0.62%	319
Average interest rate	6.08%	5.47%	5.33%	2.11%	2.11%	2.10%
Variable rate	—	—	—	—	—	—	0	0.00%	0
Average interest rate	—	—	—	—	—	—
Loan in United States Dollar
Fixed rate	596	582	531	349	257	1,152	3,467	5.62%	3,253
Average interest rate	6.05%	6.03%	5.97%	5.65%	5.34%	3.06%
Variable rate	1,997	4,754	111	116	121	755	7,854	12.75%	7,854
Average interest rate	1.16%	1.45%	2.33%	2.36%	2.38%	2.32%
Loan in British Pound
Fixed rate	143	142	122	47	—	—	454	0.74%	432
Average interest rate	2.85%	2.85%	2.85%	2.85%	—	—
Loan in Japanese Yen
Fixed rate	164	162	162	42	23	25	578	0.94%	628
Average interest rate	4.50%	4.49%	4.49%	4.35%	3.56%	2.68%
Variable rate	—	—	—	—	—	—	0	0.00%	0
Average interest rate	—	—	—	—	—	—
Debenture in RMB
Fixed rate	—	—	—	1,350	—	1,500	2,850	4.63%	2,640
Average interest rate	—	—	—	4.50%	—	4.11%

Total	19,672	18,166	7,331	5,640	4,137	6,668	61,614	100%	61,154

December 31, 2002

								Percentage
	Expected maturity date							to total
								long-term	Fair
Long term debt	2003	2004	2005	2006	2007	Thereafter	Total	debt	value

								%

	(RMB equivalent in millions, except percentages)
Loan in RMB
Fixed rate	127	80	1	—	1	2	211	0.32%	207
Average interest rate	4.71%	3.46%	6.94%	—	7.00%	—
Variable rate(1)	3,798	16,087	13,033	6,366	3,720	6,521	49,525	74.20%	49,525
Average interest rate	5.18%	5.02%	5.15%	5.20%	5.31%	5.01%
Loan in Euro
Fixed rate	107	36	30	30	15	201	419	0.63%	328
Average interest rate	3.74%	5.80%	5.16%	5.16%	2.13%	2.11%
Variable rate	22	22	—	—	—	—	44	0.07%	44
Average interest rate	1.99%	2.01%	—	—	—	—
Loan in United States Dollar
Fixed rate	1,037	873	869	741	496	1,403	5,419	8.12%	5,137
Average interest rate	6.51%	6.43%	6.43%	6.23%	6.01%	3.39%
Variable rate	372	2,071	2,018	2,208	185	575	7,429	11.13%	7,429
Average interest rate	4.31%	1.61%	1.45%	2.08%	3.86%	2.71%
Loan in British Pound
Fixed rate	216	210	210	209	129	348	1,322	1.98%	1,288
Average interest rate	3.79%	3.82%	3.82%	3.82%	4.41%	5.17%
Loan in Japanese Yen
Fixed rate	147	146	146	146	39	51	675	1.01%	743
Average interest rate	4.59%	4.59%	4.59%	4.59%	4.30%	3.55%
Variable rate	17	16	15	—	—	—	48	0.07%	48
Average interest rate	3.61%	3.58%	1.97%	—	—	—
Debenture in RMB
Fixed rate	300	—	—	—	1,350	—	1,650	2.47%	1,646
Average interest rate	9.00%	—	—	—	4.50%	—

Total	6,143	19,541	16,322	9,700	5,935	9,101	66,742	100%	66,395

December 31, 2001

								Percentage
	Expected maturity date							to total
								long-term	Fair
Long term debt	2002	2003	2004	2005	2006	Thereafter	Total	debt	value

								%

	(RMB equivalent in millions, except percentages)
Loan in RMB
Fixed rate	1,642	760	536	812	210	334	4,294	6.09%	4,263
Average interest rate	5.90%	5.67%	5.63%	5.82%	5.94%	5.95%
Variable rate(1)	1,389	3,220	18,136	9,768	6,366	7,742	46,621	66.14%	46,621
Average interest rate	5.70%	5.94%	5.50%	5.72%	5.70%	5.63%
Loan in Euro
Fixed rate	119	79	22	17	71	446	754	1.07%	724
Average interest rate	3.94%	3.81%	7.18%	6.70%	3.34%	4.92%
Variable rate	—	19	19	—	—	—	38	0.05%	38
Average interest rate	—	5.31%	5.31%	—	—	—
Loan in United States Dollar
Fixed rate	1,044	1,071	930	927	798	3,572	8,342	11.83%	8,422
Average interest rate	6.67%	6.59%	6.58%	6.58%	6.43%	6.05%
Variable rate	535	398	2,078	1,998	169	1,308	6,486	9.20%	6,486
Average interest rate	4.20%	4.51%	2.16%	2.09%	6.08%	5.83%
Loan in British Pound
Fixed rate	195	195	195	195	179	432	1,391	1.97%	1,320
Average interest rate	3.79%	3.79%	3.79%	3.79%	3.87%	4.97%
Loan in Japanese Yen
Fixed rate	133	133	133	133	133	71	736	1.05%	827
Average interest rate	4.70%	4.70%	4.70%	4.70%	4.70%	4.56%
Variable rate	12	15	15	14	—	125	181	0.26%	181
Average interest rate	5.17%	1.88%	1.88%	1.88%	—	5.17%
Debenture in RMB
Fixed rate	—	300	—	—	—	1,350	1,650	2.34%	1,604
Average interest rate	—	9.00%	—	—	—	4.50%

Total	5,069	6,190	22,064	13,864	7,926	15,380	70,493	100%	70,486

(1)	Due to the declining interest rates in recent years in China, the PRC government has implemented a program to adjust interest rates on certain fixed RMB loans periodically to reflect the market rates in effect published by the People’s Bank of China, or the PBOC, from time to time. As a result, these previously fixed RMB loans are categorized as variable rate loans as of December 31, 2001, 2002 and 2003. The newly adjusted rates usually become effective one year after the announcement by the PBOC. The average interest rates on these loans are calculated based on the then effective rates as of December 31, 2001, 2002 and 2003, respectively.

Commodity Price Risk

      We are engaged in a broad range of petroleum related activities. The hydrocarbon commodity markets are influenced by global as well as regional supply and demand conditions. The PRC government currently publishes prices for onshore crude oil, gasoline and diesel according to international benchmark prices. A decline in prices of crude oil and refined products could adversely affect our financial performance. We historically have not used commodity derivative instruments to hedge the potential price fluctuations of crude oil and other refined products. Therefore, during 2001, 2002 and 2003, we were exposed to the general price fluctuations of broadly traded oil and gas commodities.

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

PART II

ITEM 13 — DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

      None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS

TO SECURITY HOLDERS

      None.

ITEM 15 — CONTROLS AND PROCEDURES

      Our Chairman, who performs the functions of Chief Executive Officer, and our Chief Financial Officer, after evaluating the effectiveness of PetroChina’s disclosure controls and procedures (as defined in the United States Exchange Act Rules 13a-14(c)) as of the end of the period covered by this annual report, have concluded that, as of such date, PetroChina’s disclosure controls and procedures were effective to ensure that material information relating to PetroChina was made known to them by others within PetroChina particularly during the period in which this annual report was being presented.

      There were no significant changes in PetroChina’s internal controls or in other factors that could significantly affect these controls subsequent to the date of our Chairman and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in PetroChina’s internal controls requiring corrective actions.

      There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16 — [Reserved]

ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT

      Our audit committee members are Messrs. Franco Bernabé, Chee-Chen Tung and Gong Huazhang. See “Item 6 — Directors, Senior Management and Employees.” Our board of directors has determined that Gong Huazhang is qualified as a “financial expert,” as defined in Item 16A of Form 20-F. Mr. Gong is the General Accountant of CNPC, our controlling shareholder.

ITEM 16B — CODE OF ETHICS

      We have adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, other executives and senior officers. We have included this Code of

Ethics as Exhibit 16.2 to this annual report. This Code of Ethics is also posted on our website, www.petrochina.com.cn, and may be accessed as follows:

1.	From our main web page, first click on “Investor Relations”.

2.	Next, click on “Corporate Governance Structure”.

3.	Finally, click on “Code of Ethics for Senior Management”.

      We have not adopted a Code of Ethics that applies to employees other than our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, other executives and senior officers.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

      PricewaterhouseCoopers has served as PetroChina’s independent public accountants for each of the fiscal years in the three-year period ended December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F. The auditors are elected annually at the annual general meeting of PetroChina.

      The offices of PricewaterhouseCoopers are located at Prince’s Building, 22nd Floor, Central, Hong Kong.

      The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers to PetroChina for each of the years ended December 31, 2002 and 2003.

	December 31,

	2002	2002	2003	2003

	RMB	US$	RMB	US$

	(in millions)
Audit fees	75	9	44	5
Audit-related fees	6	1	0	0
Tax fees	0	0	0	0
Other fees	0	0	0	0

Total	81	10	44	5

      Audit fees consist of fees billed for the annual audit services and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit, statutory audits, and assistance with and review of documents filed with the Commission.

      All other fees include fees billed for training, consultation on system for research management, feasibility study and preliminary design of an advanced refining and chemical planning and operational information system, and consultation for general program relating to technology development.

Audit Committee Pre-approved Policies and Procedures

      Currently, all non-audit services to be provided by our independent public accountants, PricewaterhouseCoopers, must be approved by our audit committee.

      During 2003, services relating to all audit-related fees provided to us by PricewaterhouseCoopers were approved by our audit committee in accordance with the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D — EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable.

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND ITS AFFILIATES

      Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

      We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18 — FINANCIAL STATEMENTS

      See page F-1 to F-58 following Item 19.

ITEM 19 — EXHIBITS

(a) See Item 18 for a list of the financial statements as part of this annual report.

(b) Exhibits to this annual report.

Exhibit
Number	Description of Exhibits

1.1	Articles of Association (as amended) (English translation) (1)
4.1	2003 Performance Contract between Chen Geng and PetroChina (English translation)(2)
4.2	2003 Performance Contract between Su Shulin and PetroChina (English translation)(2)
4.3	2003 Performance Contract between Wang Fucheng and PetroChina (English translation)(2)
4.4	2003 Performance Contract between Wang Guoliang and PetroChina (English translation)(2)
4.5	2003 Performance Contract between Liu Baohe and PetroChina (English translation)(2)
4.6	2003 Performance Contract between Duan Wende and PetroChina (English translation)(2)
4.7	2003 Performance Contract between Jia Chengzao and PetroChina (English translation)(2)
4.8	Crude Oil Mutual Supply Framework Agreement, dated February 26, 2004, between China Petrochemical Corporation and PetroChina (English translation)
8.1	List of major subsidiaries
12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit
Number	Description of Exhibits

16.2	Code of Ethics

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-15006) filed with the Commission.

(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-15006) filed with the Commission.

SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROCHINA COMPANY LIMITED

/s/ LI HUAIQI

Name: Li Huaiqi
Title: Secretary to Board of Directors

Date: June 28, 2004

Report of Independent Auditors

To the Board of Directors and Shareholders of PetroChina Company Limited:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity present fairly, in all material respects, the consolidated financial position of PetroChina Company Limited (the “Company”) and its subsidiaries (the “Group”) at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

      International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2003 and the determination of consolidated shareholders’ equity at December 31, 2002 and 2003 to the extent summarized in Note 34 to the consolidated financial statements.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, March 24, 2004

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2001, 2002 and 2003
(Amounts in millions except for per share data)

		Year Ended December 31,

	Note	2001	2002	2003	2003

		RMB	RMB	RMB	US$
REVENUES
Sales and other operating revenues		241,320	244,424	303,779	36,703

OPERATING EXPENSES
Purchases, services and other		(78,529)	(71,690)	(90,850)	(10,977)
Employee compensation costs	4	(14,608)	(16,248)	(19,542)	(2,361)
Exploration expenses, including exploratory dry holes		(7,344)	(8,095)	(10,577)	(1,278)
Depreciation, depletion and amortization		(33,615)	(36,782)	(40,531)	(4,897)
Selling, general and administrative expenses		(21,735)	(22,474)	(23,930)	(2,891)
Employee separation costs and shut down of manufacturing assets	5	(487)	(2,121)	(2,355)	(285)
Taxes other than income taxes		(13,951)	(14,613)	(15,879)	(1,919)
Revaluation loss of property, plant and equipment	16	—	—	(391)	(47)
Other income/(expense), net		88	(60)	(538)	(65)

TOTAL OPERATING EXPENSES		(170,181)	(172,083)	(204,593)	(24,720)

INCOME FROM OPERATIONS		71,139	72,341	99,186	11,983

FINANCE COSTS
Exchange gain		390	133	53	6
Exchange loss		(140)	(449)	(233)	(28)
Interest income		809	463	677	82
Interest expense	6	(4,408)	(3,516)	(2,346)	(283)

TOTAL FINANCE COSTS		(3,349)	(3,369)	(1,849)	(223)

INCOME FROM EQUITY AFFILIATES	17	341	268	985	119

INCOME BEFORE INCOME TAXES		68,131	69,240	98,322	11,879
INCOME TAXES	7	(23,066)	(22,231)	(28,072)	(3,391)

INCOME BEFORE MINORITY INTERESTS		45,065	47,009	70,250	8,488
LOSS/(INCOME) APPLICABLE TO MINORITY INTERESTS		404	(99)	(636)	(77)

NET INCOME		45,469	46,910	69,614	8,411

BASIC AND DILUTED NET INCOME PER SHARE	8	0.26	0.27	0.40	0.05

NUMBER OF SHARES	8	175,824	175,824	175,824	175,824

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
As of December 31, 2002 and 2003
(Amounts in millions)

		At December 31,

	Note	2002	2003	2003

		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	10	9,977	11,231	1,357
Time deposits with maturities over three months		2,612	2,640	319
Receivables under resale agreements	11	9,786	24,224	2,927
Notes receivable	12	2,540	2,416	292
Accounts receivable, less allowance for impairment of receivables	13	6,079	3,263	394
Inventories	14	28,441	28,872	3,488
Prepaid expenses and other current assets	15	15,729	13,528	1,635

TOTAL CURRENT ASSETS		75,164	86,174	10,412
Property, plant and equipment, less accumulated depreciation, depletion and amortization	16	397,798	433,419	52,366
Investments in equity affiliates	17	4,145	5,571	673
Available-for-sale investments	18	1,535	1,839	222
Intangible and other assets	19	4,507	4,732	572

TOTAL ASSETS		483,149	531,735	64,245

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	21	20,633	28,890	3,491
Accounts payable and accrued liabilities	20	57,793	64,180	7,754
Income tax payable		5,412	12,043	1,455
Other taxes payable		5,515	8,916	1,077

TOTAL CURRENT LIABILITIES		89,353	114,029	13,777
Long-term debt	21	60,655	41,959	5,069
Deferred credits and other long-term obligations		1,684	2,000	242
Deferred income taxes	22	9,927	11,526	1,393

TOTAL LIABILITIES		161,619	169,514	20,481

MINORITY INTERESTS		4,854	5,608	678

SHAREHOLDERS’ EQUITY
State-owned shares	23	158,242	158,242	19,119
H shares	23	17,582	17,582	2,124

Share capital, issued and outstanding, RMB 1.00 par value		175,824	175,824	21,243
Retained earnings		59,004	89,577	10,823
Capital reserve	24	(28,557)	(28,557)	(3,450)
Revaluation reserve	24	79,945	79,946	9,659
Statutory common reserve fund	24	20,128	26,370	3,186
Statutory common welfare fund	24	13,532	16,653	2,012
Other reserves	24	(3,200)	(3,200)	(387)

SHAREHOLDERS’ EQUITY		316,676	356,613	43,086

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		483,149	531,735	64,245

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001, 2002 and 2003
(Amounts in millions)

		Year Ended December 31,

	Note	2001	2002	2003	2003

		RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income		45,469	46,910	69,614	8,411
Adjustments for:
(loss)/ Income applicable to minority interests		(404)	99	636	77
Income taxes	7	23,066	22,231	28,072	3,391
Depreciation, depletion and amortization		33,615	36,782	40,531	4,897
Provision for shut down of manufacturing assets	5	—	2,121	2,355	285
Dry hole cost		3,422	3,527	4,691	567
Income from equity affiliates	17	(341)	(268)	(985)	(119)
Impairment of receivables	13, 15	1,347	284	1,434	173
Write down in inventories, net	14	(614)	(122)	136	16
Impairment of available-for-sale investments	18	34	4	158	19
Loss on disposal of property, plant and equipment		288	647	1,048	127
Loss on disposal of available-for-sale investments		20	21	21	3
Loss on disposal of intangible and other assets		13	17	143	17
Revaluation loss of property, plant and equipment	16	—	—	391	47
Dividend income	18	(123)	(60)	(69)	(8)
Interest income		(809)	(463)	(677)	(82)
Interest expense	6	4,408	3,516	2,346	283
Changes in working capital:
— accounts receivable and prepaid expense and other current assets		(8,467)	4,554	3,612	436
— inventories		4,800	157	(567)	(69)
— accounts payables and accrued liabilities		5,519	2,047	8,738	1,056

CASH GENERATED FROM OPERATIONS		111,243	122,004	161,628	19,527
Interest received		809	463	677	82
Interest paid		(4,720)	(4,564)	(3,769)	(455)
Income taxes paid		(22,893)	(19,562)	(19,716)	(2,382)

NET CASH PROVIDED BY OPERATING ACTIVITIES		84,439	98,341	138,820	16,772

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (continued)

For the Years Ended December 31, 2001, 2002 and 2003
(Amounts in millions)

		Year Ended December 31,

	Note	2001	2002	2003	2003

		RMB	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures		(51,486)	(70,699)	(81,109)	(9,800)
Acquisition of subsidiaries	29	—	(2,150)	—	—
Acquisition of equity affiliates		(942)	(1,119)	(1,044)	(126)
Repayment of capital by equity affiliates		275	301	336	41
Acquisition of available-for-sale investments		(176)	(231)	(722)	(87)
(Acquisition)/ Disposal of receivables under resale agreements		(5,690)	1,719	(14,438)	(1,744)
Acquisition of intangible assets		(412)	(666)	(473)	(57)
Acquisition of other non-current assets		(1,605)	(386)	(783)	(95)
Proceeds from disposal of property, plant and equipment		1,110	497	202	24
Proceeds from disposal of equity affiliates		295	243	23	3
Proceeds from disposal of available-for-sale investments		99	97	87	11
Dividends received		294	91	152	18
(Increase)/ Decrease in time deposits with maturities over three months		(3,253)	641	(28)	(3)

NET CASH USED FOR INVESTING ACTIVITIES		(61,491)	(71,662)	(97,797)	(11,815)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term debt		24,949	28,728	25,128	3,036
Repayments of short-term debt		(36,402)	(34,550)	(30,373)	(3,670)
Increase in long-term debt		21,255	9,885	2,823	341
Repayments of long-term debt		(13,692)	(13,944)	(7,951)	(961)
Principal payment on capital lease obligations		(167)	(104)	(66)	(8)
Dividends paid to minority interests		(60)	(135)	(85)	(10)
Capital contribution from minority interests		592	57	287	35
Contribution from CNPC to marketing enterprises	24	134	10	—	—
Dividends paid	9	(26,699)	(17,650)	(29,678)	(3,585)
Change in deferred credits and other long-term obligations		184	304	316	38
Cash payment for acquisition of CNPC marketing enterprises	2	—	(430)	(170)	(21)

NET CASH USED FOR FINANCING ACTIVITIES		(29,906)	(27,829)	(39,769)	(4,805)

(Increase)/ Decrease in cash and cash equivalents		(6,958)	(1,150)	1,254	152
Cash and cash equivalents at beginning of year	10	18,085	11,127	9,977	1,205

Cash and cash equivalents at end of year	10	11,127	9,977	11,231	1,357

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2001, 2002 and 2003
(Amounts in millions)

	Share
	Capital	Retained	Reserves
	(Note 23)	Earnings	(Note 24)	Total

	RMB	RMB	RMB	RMB
Balance at January 1, 2001	175,824	29,279	66,543	271,646
Net income for the year ended December 31, 2001	—	45,469	—	45,469
Premium arising from issue of shares by an equity affiliate	—	—	56	56
Transfer to reserves	—	(12,442)	12,442	—
Final dividend for 2000 (Note 9)	—	(14,473)	—	(14,473)
Interim dividend for 2001 (Note 9)	—	(12,226)	—	(12,226)
Contribution from CNPC to marketing enterprises	—	—	134	134

Balance at December 31, 2001.	175,824	35,607	79,175	290,606

Net income for the year ended December 31, 2002	—	46,910	—	46,910
Transfer to reserves (Note 24)	—	(5,863)	5,863	—
Final dividend for 2001 (Note 9)	—	(8,839)	—	(8,839)
Interim dividend for 2002 (Note 9)	—	(8,811)	—	(8,811)
Contribution from CNPC to marketing enterprises (Note 2)	—	—	10	10
Payment to CNPC for acquisition of marketing enterprises (Note 2)	—	—	(3,200)	(3,200)

Balance at December 31, 2002	175,824	59,004	81,848	316,676

Net income for the year ended December 31, 2003	—	69,614	—	69,614
Revaluation surplus of property, plant and equipment, net of tax	—	—	527	527
Revaluation loss offset against previous revaluation surplus of property, plant and equipment, net of tax	—	—	(526)	(526)
Transfer to reserves (Note 24)	—	(9,363)	9,363	—
Final dividend for 2002 (Note 9)	—	(12,299)	—	(12,299)
Interim dividend for 2003 (Note 9)	—	(17,379)	—	(17,379)

Balance at December 31, 2003	175,824	89,577	91,212	356,613

Balance at December 31, 2003 in US$	21,243	10,823	11,020	43,086

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)

1     ORGANIZATION AND PRINCIPAL ACTIVITIES

      PetroChina Company Limited (the “Company”) was established in the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as a joint stock company with limited liability as a result of a group restructuring (the “Restructuring”) of China National Petroleum Corporation (“CNPC”) prior to the listing of the Company’s shares on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited. The Company and its subsidiaries are collectively referred to as the “Group”.

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

2     BASIS OF PREPARATION

      The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (“IASB”). This basis of accounting differs from the accounting principles generally accepted in the United States of America (“US GAAP”) (Note 34). The statements are prepared on the historical cost convention as modified by the revaluation of certain property, plant and equipment.

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

      In September 2002, the Company acquired from CNPC the assets, liabilities and interests related to CNPC’s refined products marketing enterprises comprising primarily of service stations and related facilities for RMB 3,200. The Company has accounted for the acquisition in a manner similar to a uniting of interests, whereby the assets and liabilities of the marketing enterprises acquired were accounted for at historical cost to CNPC, and the consolidated financial statements were restated in the prior year to give effect to the acquisition with all periods presented as if the operations of the Company and these marketing enterprises had always been combined. The difference between the RMB 3,200 acquisition price and the net liabilities transferred from CNPC was adjusted against equity.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

      The consolidated financial statements are expressed in Renminbi (“RMB”), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2003, financial statements have been translated into United States dollars at the noon buying rate in New York City on December 31, 2003, for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00 = RMB 8.2767. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2003, or at any other date.

3     SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

     (a) Basis of consolidation

      The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies.

      Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

      A listing of the Group’s principal subsidiaries is set out in Note 35.

     (b) Investments in equity affiliates

      Investments in equity affiliates are accounted for by the equity method. Under this method the Group’s share of the post-acquisition profits or losses of equity affiliates is recognized in the income statement and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Equity affiliates are entities in which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Unrealized gains on transactions between the Group and its equity affiliates are eliminated to the extent of the Group’s interest in the equity affiliates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in equity affiliates includes goodwill (net of accumulated amortization) on acquisition. When the Group’s share of losses in an equity affiliate equals or exceeds its interest in the equity affiliates, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the equity affiliates.

      A listing of the Group’s principal equity affiliates is shown in Note 17.

     (c) Foreign currencies

      Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity. Substantially all assets and operations of the Group are located in the PRC, and the measurement currency is RMB. The Group also owns certain crude oil and natural gas

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

exploration and production operations in Indonesia and the measurement currency for these operations is US dollars. The consolidated financial statements are presented in RMB, which is the measurement currency of the parent and most of the consolidated entities.

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

      Income statement and cash flows of foreign entities are translated into the Group’s reporting currency at average exchange rates for the year and their balance sheets are translated at the exchange rates at year end. Currency translation differences are recognized in shareholders’ equity.

      The Group did not enter into any hedge contracts during any of the periods presented. No foreign currency exchange gains or losses were capitalized for any periods presented.

     (d) Financial instruments

      Financial instruments carried at the balance sheet date include cash and bank balances, investments, receivables, payables, leases and debts. Where necessary the particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

      The Group did not hold any derivative financial instruments in any of the years presented.

     (e) Investments

      The Group classified its investments into the following categories: trading, held-to-maturity and available-for-sale. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets; during the year the Group did not hold any investments in this category. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in current assets if their respective maturity dates are twelve months or less from balance sheet date, or in non-current assets if their respective maturity dates are more than twelve months from balance sheet date; during the year the Group did not hold any investments in this category. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; these are included in non-current assets unless management has the express intention of holding the investment for less than twelve months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

     (f) Property, plant and equipment

      Property, plant and equipment, including oil and gas properties (Note 3(g)), are initially recorded at cost less accumulated depreciation, depletion and amortization. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at revalued amount. Revaluations are performed by independent qualified valuers on a regular basis. As disclosed in Note 16, property, plant and equipment, excluding oil and gas reserves, were revalued in full as of June 30, 1999 prior to the restructuring referred in Note 1.

      In the intervening years between independent revaluations, the directors review the carrying values of the property, plant and equipment and adjustment is made where these are materially different from fair value. As at September 30, 2003, an exercise was undertaken by independent qualified valuers, resulting in minor adjustments to the carrying values, as described in Note 16. Increases in the carrying amount arising on revaluation are credited to the revaluation reserve. Decreases in valuation of property, plant and equipment are first offset against increases from earlier valuations in respect of the same asset and are thereafter charged to the income statement. All other decreases in valuation are charged to the income statement. Any subsequent increases are credited to the income statement up to the amount previously charged.

      Revaluation surpluses pertaining to revalued assets depreciated or disposed of are retained in the revaluation reserve and will not be available for offsetting against possible future revaluation losses.

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

      Property, plant and equipment, including oil and gas properties (Note 3(g)), are reviewed for possible impairment by evaluating whether the carrying amount of a cash generating unit exceeds the higher of its net selling price and its value in use, which is the estimated net present value of future cash flows to be derived from the continuing use of the assets in the cash generating unit and from their ultimate disposal.

      Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining net income.

      Interest and other costs on debts to finance the construction of property, plant and equipment are capitalized during the period of time that is required to complete and prepare the property for its intended use. Costs for planned major maintenance activities, primarily related to refinery turnarounds, are expensed as incurred except for costs of components that result in improvements and betterments which are capitalized as part of property, plant and equipment and depreciated over their useful lives.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

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

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

     (i) Leases

      Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as capital leases. Capital leases are capitalized at the inception of the leases at the lower of the fair value of the leased property and the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. Property, plant and equipment acquired under capital lease are generally depreciated over the useful life of the asset as the Group usually obtains ownership of such leased assets by the end of the leased term.

      Leases of assets under which all of the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are expensed on a straight-line basis over the lease term.

     (j) Related parties

      Related parties are corporations in which CNPC is a major shareholder and is able to control or exercise significant influence.

     (k) Inventories

      Inventories are oil products, chemical products, and materials and supplies, which are stated at the lower of cost and net realizable value. Cost is determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labor, other direct costs and related production overheads, but excludes interest expense. Net realizable value is the estimate of the selling price in the ordinary course of business, less the cost of completion and selling expenses.

     (l) Trade receivables

      Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. Such provision for impairment of trade receivables is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

     (m) Cash and cash equivalents

      Cash and cash equivalents are carried in the balance sheet at cost and comprise cash in hand and investments with maturities of three months or less from the time of purchase.

     (n) Debts

      Debts are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, debts are stated at amortized cost using the effective yield method. Any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the debts, except for the portion eligible for capitalization.

     (o) Taxation

      Approval was obtained from the State Administration for Taxation to report taxable income on a consolidated basis commencing from the formation of the Company.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

      Deferred income tax is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

      The principal temporary differences arise from depreciation on oil and gas properties and equipment and allowances for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carryforward of unused tax losses are recognized to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilized.

      The Group also incurs various other taxes which are not income taxes. “Taxes other than income taxes”, which form part of the operating expenses, primarily comprise consumption tax, resource tax, urban construction tax, education surcharges and business tax.

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

     (r) Research and development expenses

      Research expenditure incurred is recognized as an expense. Costs incurred on development projects are recognized as intangible assets to the extent that such expenditure is expected to generate future economic benefits. Research and development expenses were RMB 1,896, RMB 1,806 and RMB 2,411 for the years ended December 31, 2001, 2002 and 2003, respectively.

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

     (t) Share appreciation rights

      Compensation under the share appreciation rights is measured as the amount by which the quoted market price of the Company’s H Shares exceeds the grant price. Compensation is accrued as a charge to compensation expense over the vesting service period. The compensation accrued during a vesting service period is adjusted in subsequent periods for changes, either upward or downward to the grant price, in the quoted market price of the Company’s shares. The amount of compensation and the effect of subsequent changes are included in the employee compensation cost of the profit and loss account; the related liability is included in the salaries and welfare payable.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

     (u) New accounting developments

      In December 2003, the IASB issued amendments to thirteen existing IFRS standards under its “Improvements Project”. The amendments will become effective on January 1, 2005. The Group has not adopted these revised standards and does not expect the adoption of these revised standards would have a material effect on the results of operation and the financial position of the Group.

4     EMPLOYEE COMPENSATION COSTS

	Year Ended December 31,

	2001	2002	2003

	RMB	RMB	RMB
Wages and salaries	9,625	10,631	12,893
Social security costs(i)	4,983	5,617	6,649

	14,608	16,248	19,542

(i)	Social security costs represent contributions to funds for staff welfare organized by the municipal and provincial governments including contribution to the retirement benefit plans (Note 25).

5     EMPLOYEE SEPARATION COSTS AND SHUT DOWN OF MANUFACTURING ASSETS

      During the year ended December 31, 2001, the Group recorded a direct charge of RMB 487 for the separation of 6,020 employees under a group-wide productivity improvement initiative carried out since 2000.

      During the years ended December 31, 2002 and 2003, the Group provided RMB 2,121 and RMB 2,355 respectively for the shut down of certain less efficient operating facilities in the refining and chemical manufacturing plants. The charges represented the net book value of the facilities.

	Year Ended
	December 31,

	2002	2003

	RMB	RMB
Refining facilities	1,179	1,596
Chemical facilities	942	759

	2,121	2,355

      There were no employee termination or relocation costs relating to the shut down of these manufacturing equipment. Estimated salvage values are expected to approximate the estimated cost of dismantlement.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

6     INTEREST EXPENSE

	Year Ended December 31,

	2001	2002	2003

	RMB	RMB	RMB
Interest on
— loans	5,034	4,402	3,662
— capital leases	27	10	4
Less: amounts capitalized	(653)	(896)	(1,320)

	4,408	3,516	2,346

      Amounts capitalized are debt costs related to funds borrowed specifically for the purpose of acquiring qualifying assets. Interest rates on such capitalized debts ranged 5.43% in 2001, 5.02% to 5.43% in 2002 and 5.02% in 2003.

7     INCOME TAXES

	Year Ended December 31,

	2001	2002	2003

	RMB	RMB	RMB
Current tax	19,166	19,289	26,347
Deferred tax (Note 22)	3,861	2,897	1,594
Share of tax of equity affiliates	39	45	131

	23,066	22,231	28,072

      In accordance with the relevant PRC income tax rules and regulations, the enacted PRC income tax rate applicable to the Group is principally 33% (2002: 33%; 2001: 33%). The Group in the last quarter of year 2002 obtained approvals from several provincial and local tax authorities whereby a portion of the taxable income of the Group’s qualifying operations in these locales through 2010 are assessed income tax at a reduced rate of 15% instead of the statutory rate of 33%.

      The tax on the Group’s income before income taxes differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

	Year Ended December 31,

	2001	2002	2003

	RMB	RMB	RMB
Income before income taxes	68,131	69,240	98,322

Tax calculated at a tax rate of 33%	22,483	22,849	32,446
Prior year tax return adjustment	—	618	419
Effect of preferential tax rate	—	(2,377)	(5,190)
Income not subject to tax	(140)	(93)	(566)
Expenses not deductible for tax purposes	723	1,234	963

Tax charge	23,066	22,231	28,072

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

8     BASIC AND DILUTED NET INCOME PER SHARE

      Basic and diluted net income per share for the years ended December 31, 2001, 2002 and 2003 have been computed by dividing net income by the number of 175,824 shares issued and outstanding for the respective years.

      There are no dilutive potential ordinary shares.

9     DIVIDENDS

	Year Ended December 31,

	2001	2002	2003

	RMB	RMB	RMB
Final dividend for 2000 (Note (i))	14,473	—	—
Interim dividend for 2001 (Note (ii))	12,226	—	—
Final dividend for 2001 (Note (iii))	—	8,839	—
Interim dividend for 2002 (Note (iv))	—	8,811	—
Final dividend for 2002 (Note (v))	—	—	12,299
Interim dividend for 2003 (Note (vi))	—	—	17,379

	26,699	17,650	29,678

(i)	A final dividend in respect of 2000 of RMB 0.082315 per share amounting to a total of RMB 14,473 was paid on June 22, 2001, and was accounted for in shareholders’ equity as an appropriation of retained earnings in the year ended December 31, 2001.

(ii)	An interim dividend in respect of 2001 of RMB 0.069535 per share amounting to RMB 12,226 was paid on October 8, 2001, and was accounted for in shareholders’ equity as an appropriation of retained earnings in the year ended December 31, 2001.

(iii)	A final dividend in respect of 2001 of RMB 0.050272 per share amounting to a total of RMB 8,839 was paid on June 21, 2002, and was accounted for in shareholders’ equity as an appropriation of retained earnings in the year ended December 31, 2002.

(iv)	An interim dividend in respect of 2002 of RMB 0.050113 per share amounting to RMB 8,811 was paid on October 8, 2002, and was accounted for in shareholders’ equity as an appropriation of retained earnings in the year ended December 31, 2002.

(v)	A final dividend in respect of 2002 of RMB 0.069951 per share amounting to a total of RMB 12,299 was paid on June 12, 2003, and was accounted for in shareholders’ equity as an appropriation of retained earnings in the year ended December 31, 2003.

(vi)	As authorized by shareholders in the Annual General Meeting on May 28, 2003, the Board of Directors, in a meeting held on August 27, 2003, resolved to distribute an interim dividend in respect of 2003 of RMB 0.098841 per share amounting to a total of RMB 17,379. The interim dividend was paid on October 8, 2003, and was accounted for in shareholders’ equity as an appropriation of retained earnings in the year ended December 31, 2003.

(vii)	At the meeting on March 24, 2004, the Board of Directors proposed a final dividend in respect of 2003 of RMB 0.079324 per share amounting to a total of RMB 13,947. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders’ equity as an appropriation of retained earnings in the year ending December 31, 2004.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

10     CASH AND CASH EQUIVALENTS

	At December 31,

	2002	2003

	RMB	RMB
Cash at bank and in hand	9,977	11,231

      The weighted average effective interest rates on bank deposits were 1.22% and 1.30% for the years ended December 31, 2002 and 2003, respectively.

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

12     NOTES RECEIVABLE

      Notes receivable represent mainly the bills of acceptance issued by banks for sales of goods and products. All notes receivable are due within one year.

13     ACCOUNTS RECEIVABLE

	At December 31,

	2002	2003

	RMB	RMB
Accounts receivable due from third parties	11,504	8,263
Less: Impairment provision	(6,356)	(5,872)

	5,148	2,391
Accounts receivable due from related parties
— Fellow CNPC subsidiaries	789	592
— Equity affiliates	142	280

	6,079	3,263

      Movement in allowance for impairment of receivables are as follows:

	Year Ended December 31,

	2001	2002	2003

	RMB	RMB	RMB
Balance at beginning of year	6,000	6,663	6,356
Provision/(Write back)	1,367	(45)	210
Amount written off against provision	(704)	(262)	(694)

Balance at end of year	6,663	6,356	5,872

      Amounts due from related parties are interest free, unsecured and repayable in accordance with normal commercial terms.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

14     INVENTORIES

	At December 31,

	2002	2003

	RMB	RMB
Crude oil and other raw materials	8,987	9,553
Work in progress	3,787	3,652
Finished goods	16,253	16,367
Spare parts and consumables	67	66

	29,094	29,638
Less: Write down in inventories	(653)	(766)

	28,441	28,872

      Movements in allowance for write down in inventories, which relate primarily to oil and chemical products, are as follows:

	Year Ended December 31,

	2001	2002	2003

	RMB	RMB	RMB
Balance at beginning of year	1,521	800	653
Provision/ (Write back)	(614)	(122)	136
Amount written off against provision	(107)	(25)	(23)

Balance at end of year	800	653	766

      Cost of inventory (approximates cost of goods sold) recognized as expense amounted to RMB 125,534, RMB 112,986 and RMB 134,935 for the years ended December 31, 2001, 2002 and 2003, respectively.

      Inventories of the Group carried at net realizable value amounted to RMB 2,780 and RMB 2,249 at December 31, 2002 and 2003, respectively.

15     PREPAID EXPENSES AND OTHER CURRENT ASSETS

	At December 31,

	2002	2003

	RMB	RMB
Other receivables	9,626	10,173
Less: Impairment provision	(5,313)	(6,283)

	4,313	3,890
Amounts due from CNPC	2,135	2,038
Amounts due from fellow CNPC subsidiaries	5,419	2,705
Advances to suppliers	3,209	4,105
Prepaid expenses	123	103
Other current assets	530	687

	15,729	13,528

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

      Other receivables consist primarily of taxes other than income taxes refund receivables, subsidies receivable, and receivables for the sale of materials and scrap.

      Amounts due from CNPC and fellow CNPC subsidiaries are interest free, unsecured and repayable in accordance with normal commercial terms.

      Movements in allowance for impairment of other receivables are as follows:

	Year Ended December 31,

	2001	2002	2003

	RMB	RMB	RMB
Balance at beginning of year	5,525	5,074	5,313
Provision/(Write back)	(20)	329	1,224
Amount written off against provision	(431)	(90)	(254)

Balance at end of year	5,074	5,313	6,283

16     PROPERTY, PLANT AND EQUIPMENT

Year Ended		Oil and Gas	Plant and	Motor		Construction
December 31, 2002	Buildings	Property	Equipment	Vehicles	Other	in Progress	Total

	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation
At beginning of the year	49,732	305,099	193,190	6,877	5,113	26,593	586,604
Additions	1,514	401	654	123	165	67,739	70,596
Acquisition (Note 29)	240	1,709	1,891	92	71	—	4,003
Transfers	5,381	39,332	18,106	690	229	(63,738)	—
Disposals or write off	(1,533)	(8,543)	(7,920)	(398)	(306)	—	(18,700)

At end of the year	55,334	337,998	205,921	7,384	5,272	30,594	642,503

Accumulated depreciation
At beginning of the year	(9,949)	(124,612)	(80,388)	(3,264)	(1,421)	—	(219,634)
Charge for the year	(1,684)	(18,302)	(14,864)	(685)	(571)	—	(36,106)
Acquisition (Note 29)	(55)	—	(748)	(33)	(37)	—	(873)
Disposals or write off	530	5,261	5,538	333	246	—	11,908

At end of the year	(11,158)	(137,653)	(90,462)	(3,649)	(1,783)	—	(244,705)

Net book value
At end of the year	44,176	200,345	115,459	3,735	3,489	30,594	397,798

Carrying value of the property, plant and equipment had they been stated at cost less accumulated depreciation	39,065	179,713	92,383	3,102	2,738	30,594	347,595

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

Year Ended		Oil and Gas	Plant and	Motor		Construction
December 31, 2003	Buildings	Property	Equipment	Vehicles	Other	in Progress	Total

	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation
At beginning of the year	55,334	337,998	205,921	7,384	5,272	30,594	642,503
Additions	1,133	289	952	142	73	81,710	84,299
Revaluation surplus	—	—	(1,568)	—	—	—	(1,568)
Revaluation loss	—	—	(2,133)	—	—	—	(2,133)
Transfers	6,743	43,308	27,834	804	354	(79,043)	—
Disposals or write off	(1,738)	(12,785)	(8,285)	(537)	(249)	—	(23,594)

At end of the year	61,472	368,810	222,721	7,793	5,450	33,261	699,507

Accumulated depreciation
At beginning of the year	(11,158)	(137,653)	(90,462)	(3,649)	(1,783)	—	(244,705)
Charge for the year	(2,146)	(21,060)	(15,120)	(731)	(586)	—	(39,643)
Revaluation surplus	—	—	2,440	—	—	—	2,440
Revaluation loss	—	—	876	—	—	—	876
Disposals or write off	1,474	7,871	5,007	416	176	—	14,944

At end of the year	(11,830)	(150,842)	(97,259)	(3,964)	(2,193)	—	(266,088)

Net book value
At end of the year	49,642	217,968	125,462	3,829	3,257	33,261	433,419

Carrying value of the property, plant and equipment had they been stated at cost less accumulated depreciation	44,773	203,025	104,976	3,304	2,622	33,261	391,961

      Property, plant and equipment under capital leases at the end of year are as follows:

	At December 31,

	2002	2003

	RMB	RMB
Refining and Marketing	88	94
Chemicals and Marketing	431	221
Accumulated depreciation	(120)	(75)

	399	240

      All capital leases are related to plant and equipment and generally contain purchase options at the end of the lease terms.

      Depreciation expenses on property, plant and equipment are as follows:

	Year Ended December 31,

	2001	2002	2003

	RMB	RMB	RMB
Owned assets	33,056	36,079	39,622
Assets under capital lease	22	27	21

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

      The depreciation charge of the Group for the year ended December 31, 2003 included RMB 1,487 (2002: RMB 1,753; 2001: Nil) relating to impairment provision for plant and equipment held for use. Of this amount, RMB 863 (2002: RMB 1,384) was related to the Chemicals and Marketing segment and RMB 624 (2002: RMB 369) was for the Refining and Marketing segment.

      Repair and maintenance costs were RMB 4,334, RMB 5,060 and RMB 4,721 for the years ended December 31, 2001, 2002 and 2003, respectively.

      Bank debts are secured on property, plant and equipment at net book value of RMB 426 and RMB 152 at December 31, 2002 and 2003, respectively.

      A valuation of the Group’s property, plant and equipment, excluding oil and gas reserves, was carried out during 1999 by independent valuers. The valuation was based on depreciated replacement costs.

      As at September 30, 2003, a revaluation of the Group’s refining and chemical production equipment was undertaken by a firm of independent valuers, China United Assets Appraiser Co., Ltd, in the PRC on a depreciated replacement cost basis.

      The June 1999 revaluation resulted in RMB 80,549 in excess of the prior carrying value and a revaluation loss of RMB 1,122 on certain property, plant and equipment.

      The September 2003 revaluation resulted in a RMB 872 in excess of the carrying value of certain property, plant and equipment immediately prior to the revaluation and a revaluation loss of RMB 1,257.

      With respect to the RMB 872 revaluation gain resulting from the 2003 revaluation, RMB 98 were related to property, plant and equipment that in 1999 experienced revaluation loss, and were credited to the income statement. The remaining RMB 774 was credited to the revaluation reserve in the shareholders’ equity.

      With respect to the RMB 1,257 revaluation loss resulting from the 2003 revaluation, RMB 768 were related to property, plant and equipment that in 1999 experienced revaluation gain. The remaining RMB 489 were charged to the income statement.

17     INVESTMENTS IN EQUITY AFFILIATES

      Principal affiliates accounted for under the equity method are:

Attributable
	Country of	Paid-	Equity
	Incorporation	up/Registered	Interest
Company Name	and Operations	Capital	Held (%)	Principal Activities

Dalian West Pacific Petrochemical Co., Ltd.	PRC	USD258	28.4	Production and sale of refined and petrochemical products

      Share of income of equity affiliates included in the statements of income of the Group was RMB 341, RMB 268 and RMB 985 for the year ended December 31, 2001, 2002 and 2003, respectively.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

      Share of net profit/(loss) of equity affiliates included in retained earnings of the Group was RMB 584 (2002: RMB (136)) at December 31, 2003. Dividends received and receivable from equity affiliates were RMB 134 (2002: RMB 99) in 2003.

18     AVAILABLE-FOR-SALE INVESTMENTS

	At December 31,

	2002	2003

	RMB	RMB
Unlisted available-for-sale investments	2,195	2,652
Less: Impairment provision	(660)	(813)

	1,535	1,839

      Available-for-sale investments, comprising principally unlisted equity securities, are classified as non-current assets, unless they are expected to be realized within twelve months of the balance sheet date or unless they will need to be sold to raise operating capital.

      Dividend income from available-for-sale investments was RMB 123, RMB 60 and RMB 69 for the years ended December 31, 2001, 2002 and 2003, respectively.

      Movements in provision for impairment of available-for-sale investments are as follows:

	Year Ended December 31,

	2001	2002	2003

	RMB	RMB	RMB
Balance at beginning of year	631	665	660
Provision	34	4	158
Amount written off against provision	—	(9)	(5)

Balance at end of year	665	660	813

19     INTANGIBLE AND OTHER ASSETS

      Intangible and other assets consist of the following:

	At December 31,

	2002			2003

		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

	RMB	RMB	RMB	RMB	RMB	RMB
Patents	2,591	(1,006)	1,585	2,845	(1,293)	1,552
Technical know-how	637	(232)	405	649	(213)	436

Intangible assets	3,228	(1,238)	1,990	3,494	(1,506)	1,988

Other assets			2,517			2,744

			4,507			4,732

      Amortization on intangible assets was RMB 537, RMB 676 and RMB 888 for the years ended December 31, 2001, 2002 and 2003, respectively.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

      Patents principally represent expenditure incurred in acquiring processes and techniques that are generally protected by relevant government authorities. Technical know-how amounts are attributable to operational technology acquired in connection with purchase of equipment. The technical know-how costs are included as part of the purchase price by contracts and are distinguishable.

      Other assets primarily consist of long-term prepaid expenses to service providers.

20     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	At December 31,

	2002	2003

	RMB	RMB
Trade payables	8,153	10,150
Advances from customers	4,690	6,861
Salaries and welfare payable	3,915	5,413
Accrued expenses	8	5
Dividends payable by subsidiaries to minority shareholders	34	118
Interest payable	233	130
Construction fee and equipment cost payables	12,521	13,760
Payable to Sinopec	539	610
Advances from Sinopec	80	233
One-time employee housing remedial payment payable	2,470	2,270
Other payables	10,588	10,628
Amounts due to related parties
— CNPC	1,702	1,531
— Fellow CNPC subsidiaries	11,581	11,880
— Equity affiliates	1,279	591

	57,793	64,180

      Other payables consist primarily of customer deposits.

      Amounts due to related parties are interest-free, unsecured and repayable in accordance with normal commercial terms.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

21     DEBT

     (a) Short-term debt

	At December 31,

	2002	2003

	RMB	RMB
Bank loans
— secured	274	114
— unsecured	13,576	8,450
Loans from fellow CNPC subsidiaries	570	610
Other	4	5

	14,424	9,179
Current portion of long-term debt	6,209	19,711

	20,633	28,890

     (b) Long-term debt

		At December 31,

	Interest Rate and Final Maturity	2002	2003

		RMB	RMB
Renminbi-denominated loans:
Bank loans for the development of oil fields and construction of refining plants	Majority variable interest rates ranging from interest free to 6.03% per annum as of December 31, 2003, with maturities through 2010	23,580	20,327
Bank loans for working capital	Majority variable interest rates ranging from interest free to 5.94% per annum as of December 31, 2003, with maturities through 2005	6,189	6,073
Loans from related parties for the development of oil fields and construction of refining plants	Floating interest rates ranging from 4.61% to 5.18% per annum as of December 31, 2003, with maturities through 2032	15,956	15,620
Working capital loans from related parties	Floating interest rate at 5.02% per annum as of December 31, 2003, with maturity through 2004	4,000	4,000
Working capital loans	Fixed interest rates at 6.32% per annum with no fixed repayment term	11	10
Corporate debenture for the development of oil fields and construction of refining plants	Fixed interest rate at 4.50% per annum with maturities through 2007	1,350	1,350
Corporate debenture for the construction of refining plants	Fixed interest rate at 9.00% per annum with maturities through 2003	300	—
Corporate debenture issued in October, 2003, for the development of oil and gas properties	Fixed interest rate at 4.11% per annum with maturities through 2013	—	1,500

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

		At December 31,

	Interest Rate and Final Maturity	2002	2003

		RMB	RMB
US Dollar-denominated loans:
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from interest free to 8.66% per annum with maturities through 2038	4,801	2,881
Bank loans for the development of oil fields and construction of refining plants	Floating interest rates ranging from 1.47% to 6.61% per annum as of December 31, 2003, with maturities through 2015	1,763	1,403
Bank loans for acquisition of overseas oil and gas properties	Floating interest rate at LIBOR plus 0.60% per annum as of December 31, 2003, with maturities through 2005	1,490	1,493
Loans from related parties for the development of oil fields and construction of refining plants	Floating interest rate at LIBOR minus 0.25% per annum as of December 31, 2003, with maturities through 2005	3,633	3,633
Loans from related parties for acquisition of overseas oil and gas properties	Floating interest rate at LIBOR plus 0.40% per annum as of December 31, 2003, with maturities through 2005	—	608
Loans from related parties for working capital	Floating interest rate at LIBOR plus 0.40% per annum as of December 31, 2003, with maturities through 2005	543	717
Loans for the development of oil fields and construction of refining plants	Fixed interest rate at 1.55% per annum with maturities through 2022	618	586
Japanese Yen-denominated loans:
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from 2.70% to 5.30% per annum with maturities through 2010	723	578
Euro-denominated loans:
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from 2.00% to 8.50% per annum with maturities through 2023	463	381
British Pound-denominated loans:
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rate at 2.85% per annum with maturities through 2007	538	454

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

		At December 31,

	Interest Rate and Final Maturity	2002	2003

		RMB	RMB
Loans for the development of oil fields and construction of refining plants	Fixed interest rate at 5.17% per annum	784	—

		66,742	61,614
Capital lease obligations		122	56

Total long-term debt		66,864	61,670
Less: current portion of long-term debt		(6,209)	(19,711)

		60,655	41,959

      For loans denominated in RMB with floating rates, the rates are re-set annually on the respective anniversary dates based on rates announced by the People’s Bank of China. For loans denominated in currencies other than RMB with floating rates, the rates are re-set quarterly or semi-annually as stipulated in the respective agreements. Other loans represent loans from independent third parties other than banks with interest rates ranging from interest 1.55% to 6.32% per annum. Interest free loans amounted to RMB 353 and RMB 215 at December 31, 2002 and 2003, respectively. Interest free loans were treated as government assistance and no imputation of interest expense on such loans was recognized in the Group’s consolidated financial statements.

      Debts of RMB 939 and RMB 853 were guaranteed by CNPC and its subsidiaries at December 31, 2002 and 2003, respectively.

      The Group’s debts include secured liabilities (leases and bank debts) totalling RMB 398 and RMB 170, respectively, at December 31, 2002, and 2003. Bank debts are secured over certain of the Group’s property, plant and equipment (Note 16). Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

	At December 31,

	2002	2003

	RMB	RMB
Total debt:
— at fixed rates	24,056	17,024
— at variable rates	57,232	53,825

	81,288	70,849

Weighted average effective interest rates:
— bank loans	4.92%	4.77%
— loans from related parties	4.33%	4.23%
— loans from third parties	3.58%	1.64%
— corporate debentures	5.32%	4.30%
— capital lease obligations	3.38%	3.22%

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

      The carrying amounts and fair values of long-term debt (excluding capital lease obligations) are as follows:

	Carrying amounts
	At December 31,

	2002	2003

	RMB	RMB
Bank loans	39,547	33,590
Loans from related parties	24,132	24,578
Corporate debentures	1,650	2,850
Other	1,413	596

	66,742	61,614

	Fair values
	At December 31,

	2002	2003

	RMB	RMB
Bank loans	39,413	33,514
Loans from related parties	24,133	24,578
Corporate debentures	1,646	2,640
Other	1,203	422

	66,395	61,154

      The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the balance sheet dates. Such discount rates ranged from 0.43% to 6.66% per annum as of December 31, 2003 depending on the type of the debt. The carrying amounts of short-term debt and capital lease obligations approximate their fair value.

      Maturities of long-term debt (excluding capital lease obligations) at the dates indicated below are as follows:

	At December 31,

	2002	2003

	RMB	RMB
First year	6,143	19,672
Second year	19,541	18,166
Third year	16,322	7,331
Fourth year	9,700	5,640
Fifth year	5,935	4,137
Thereafter	9,101	6,668

	66,742	61,614

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

      Future minimum payments on capital lease obligations at the dates indicated below are as follows:

	At December 31,

	2002	2003

	RMB	RMB
First year	70	41
Second year	41	17
Third year	17	—
Fourth year	—	—

	128	58
Future finance charges on capital lease obligations	(6)	(2)

Present value of capital lease obligations	122	56

      The present value of capital lease obligations can be analyzed as follows:

First year	66	39
Second year	39	17
Third year	17	—
Fourth year	—	—

	122	56

22     DEFERRED INCOME TAXES

      Deferred income taxes are calculated on temporary differences under the liability method using a principal tax rate of 33%.

      The movements in the deferred income tax account are as follows:

	Year Ended December 31

	2001	2002	2003

	RMB	RMB	RMB
At beginning of year	3,169	7,030	9,927
Income statement charge (Note 7)	3,861	2,897	1,594
Charged to equity
— net surplus on revaluation	—	—	5

At end of year	7,030	9,927	11,526

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

      Deferred tax balances are attributable to the following items:

	At December 31,

	2002	2003

	RMB	RMB
Deferred tax assets
Current
Provisions, primarily for receivables and inventories	3,568	4,015
Tax losses of subsidiaries	111	39
Non current
Shut down of manufacturing assets and impairment of long-term assets	613	1,039
Other	182	579

Total deferred tax assets	4,474	5,672

Deferred tax liabilities
Current
Sales (Note (i))	4,401	4,401
Non current
Accelerated tax depreciation	10,000	12,519
Other	—	278

Total deferred tax liabilities	14,401	17,198

Net deferred tax liabilities	9,927	11,526

(i)	Prior to the formation of the Company in November 1999, certain crude oil sales were exempted from income tax. Upon formation of the Company, such exemption ceased to be available. A portion of the previously exempted items may become taxable at a later date in certain circumstances at the discretion of the tax authorities.

(ii)	The Group has unrecognized tax losses of RMB 1,789 (2002: RMB 1,748) arising from subsidiaries which file separate tax returns and the Group has not recognized a deferred tax asset for these tax losses subject to further improvement of their operations. In accordance with PRC tax law, tax losses may be carried forward by the subsidiaries against future taxable income for a period of five years, accordingly the tax losses will expire between 2005 and 2007. Deferred tax assets have been recognized for other deductible temporary differences.

23     SHARE CAPITAL

	At December 31,

	2002	2003

	RMB	RMB
Registered, issued and fully paid:
State-owned shares	158,242	158,242
H shares	17,582	17,582

	175,824	175,824

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

      As at December 31, 1999, the registered capital of the Company was RMB 160,000 consisting of 160 billion state-owned shares of RMB 1.00 each. Such shares were issued to CNPC, credited as fully paid in consideration for the transfer of the relevant assets and liabilities by CNPC in 1999.

      On April 7, 2000, the Company completed a global initial public offering (“Global Offering”) pursuant to which 17,582,418,000 shares of RMB 1.00 each, representing 13,447,897,000 H shares and 41,345,210 American Depositary Shares (“ADSs”, each representing 100 H shares), were issued at prices of HK$1.28 per H share and US$16.44 per ADS, respectively, for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares. The H shares and ADSs are listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange respectively.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

24     RESERVES

	Year Ended
	December 31

	2002	2003

	RMB	RMB
Revaluation Reserve
Beginning balance	79,945	79,945
Revaluation surplus of property, plant and equipment (Note e)
— gross	—	774
— tax	—	(247)
Revaluation loss offset against previous revaluation surplus of property, plant and equipment
— gross	—	(768)
— tax	—	242

Ending balance	79,945	79,946
Capital Reserve
Beginning balance	(28,567)	(28,557)
Contribution from CNPC to marketing enterprises	10	—

Ending balance	(28,557)	(28,557)
Statutory Common Reserve Fund (Note a)
Beginning balance	16,219	20,128
Transfer from retained earnings	3,909	6,242

Ending balance	20,128	26,370
Statutory Common Welfare Fund (Note b)
Beginning balance	11,578	13,532
Transfer from retained earnings	1,954	3,121

Ending balance	13,532	16,653
Other Reserves
Beginning balance	—	(3,200)
Payment to CNPC for acquisition of marketing enterprises (Note 2)	(3,200)	—

Ending balance	(3,200)	(3,200)

	81,848	91,212

(a)	Pursuant to PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net income, as determined under the PRC accounting regulations, to statutory common reserve fund until the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

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

(Amounts in millions except for per share data or unless otherwise stated)

shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the reserve fund after such issue is not less than 25% of the registered capital.

(b)	Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 5% to 10% of its net income, as determined under the PRC accounting regulations, to the statutory common welfare fund. This fund can only be used to provide common facilities, of which the Group retains the titles, and other collective benefits to the Company’s employees. This fund is non-distributable other than in liquidation. The directors have proposed to transfer 5% (2002: 5%) of the net income, as determined under the PRC accounting regulations, for the year ended December 31, 2003 to the statutory common welfare fund.

(c)	The Company’s distributable reserve is the retained earnings computed under the PRC accounting regulations, which amounted to RMB 59,104 (2002: RMB 37,374) as of December 31, 2003. The distributable reserve computed under the PRC accounting regulations at December 31, 2003 has been arrived at after the accrual for the proposed final dividend in respect of year 2003 of RMB 13,947 (Note 9 (vii)).

(d)	As of December 31, 2003, revaluation surplus relating to depreciation and disposals amounted to approximately RMB 38,064 (2002: RMB 29,560).

(e)	The revaluation surplus recognized during the restructuring was partially utilized to offset against the revaluation loss on the same assets arising in 2003 (Note 16). Additional valuation surplus arising in 2003 was credited to the revaluation reserve.

25     PENSIONS

      The Group participates in various retirement benefit plans organized by municipal and provincial governments under which it is required to make monthly contributions to these plans at rates ranging from 16% to 22% of the employees’ basic salary for the relevant periods. The Group currently has no additional obligations for the payment of retirement and other post-retirement benefits of employees other than the monthly contributions described above. Expenses incurred by the Group in connection with the retirement benefit plans were RMB 1,893, RMB 2,109 and RMB 2,193, respectively, for the years ended December 31, 2001, 2002 and 2003.

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

(Amounts in millions except for per share data or unless otherwise stated)

      The Group has no significant concentration of credit risk. Cash is placed with state-owned banks and financial institutions.

     (b) Interest rate risk

      The Group is exposed to the risk arising from changing interest rates. A detail analysis of the Group’s debts, together with their respective interest rates and maturity dates, are included in Note 21.

     (c) Foreign exchange rate risk

      Renminbi is not a freely convertible currency. Future exchange rates of Renminbi could vary significantly from the current or historical exchange rates as a result of controls that could be imposed by the PRC government. The exchange rates of Renminbi are affected by changes in PRC government policies. The exchange rates of Renminbi are also affected by economic developments and political changes domestically and internationally, and supply and demand for Renminbi. The official exchange rate for the conversion of Renminbi to US Dollars has generally been stable recently. As Renminbi is the measurement currency of the Company and most of its consolidated entities, the fluctuation of exchange rates of Renminbi may have positive or negative impacts on the results of operations of the Group. Because prices for the Group’s crude oil and refined products are set generally with reference to US Dollar-denominated international prices, a devaluation of Renminbi against US Dollar may not have a negative impact on the Group’s revenue, but may increase the cost incurred by the Group to acquire imported materials and equipment as well as the foreign currency-denominated obligations of the Group. On the other hand, an appreciation of Renminbi against US Dollar may decrease the Group’s revenue, but the cost for acquiring imported materials and equipment may be reduced. The results of operations and the financial condition of the Group also may be affected by fluctuations in exchange rates against Renminbi of a number of other foreign currencies other than US Dollar.

     (d) Commodity price risk

      The Group is engaged in a broad range of petroleum related activities. The hydrocarbon commodity markets are influenced by global as well as regional supply and demand conditions. The PRC government currently publishes prices for onshore crude oil, gasoline and diesel according to international benchmark prices. A decline in prices of crude oil and refined products could adversely affect its financial performance. The Group historically has not used commodity derivative instruments to hedge the potential price fluctuations of crude oil and other refined products. Therefore, during 2003 and 2002, the Group was exposed to the general price fluctuations of broadly traded oil and gas commodities.

     (e) Fair values

      The carrying amounts of the following financial assets and financial liabilities approximate their fair value: cash, short-term investments, trade receivables and payables, other receivables and payables, lease obligations, short-term debt and floating rate long-term debt. The fair value of the fixed rate long-term debt is likely to be different from their carrying amounts. As the majority of the debts are at variable rates, the difference between fair value and carrying amounts is likely to be immaterial.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

27     CONTINGENT LIABILITIES

     (a) Bank and other guarantees

      At December 31, 2003, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.

	At December 31,

	2002	2003

	RMB	RMB
Guarantee of debts of equity affiliates	962	448

     (b) Environmental liabilities

      CNPC and the Group have operated in China for many years and certain environmental problems have developed. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the financial statements, that will have a material adverse effect on the financial position of the Group.

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

      As at December 31, 2003, CNPC has obtained formal land use right certificates in relation to 24,046 out of the above-mentioned 28,649 parcels of land, some building ownership certificates for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The Directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In management’s opinion, the outcome of the above events will not have a material adverse effect on the results of operations or the financial position of the Group.

     (e) Group insurance

      Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, management believes that it may have a material impact on the operating results but will not have a material adverse effect on the financial position of the Group.

     (f) Cost reduction measures

      The Group may further streamline its production facilities within the next several years to further improve the operating efficiency and competitiveness of the Group. Management has not approved all significant actions to be taken to complete such plans. Management does not believe such plans will have a material adverse impact on the Group’s financial position, but may have a material adverse effect on the Group’s results of operations.

     (g) Other

      In December 2003, a gas blow-out incident occurred at one of the gas wells of the Group. The blow-out caused the leakage of a large quantity of sulfurated hydrogen, causing injuries and death to many residents living in the surrounding area. As a result of an investigation conducted by the PRC government, CNPC, which provided drilling services for the well, was held liable for this blow-out. The incident has not had, and the Company does not believe it will have, a material adverse effect on the results of operations and financial position of the Group.

28     COMMITMENTS

     (a) Operating lease commitments

      Operating lease commitments of the Group are mainly for leasing of land and buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2002 and 2003 under non-cancelable operating leases are as follows:

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

	At December 31,

	2002	2003

	RMB	RMB
First year	2,403	2,552
Second year	2,265	2,433
Third year	2,255	2,409
Fourth year	2,246	2,391
Fifth year	2,248	2,380
Thereafter	86,682	84,776

	98,099	96,941

      Operating lease expenses for land and buildings and equipment were RMB 2,928, RMB 2,942 and RMB 2,991 for the years ended December 31, 2001, 2002 and 2003 respectively.

     (b) Capital commitments

	At December 31,

	2002	2003

	RMB	RMB
Capital expenditure contracted for at the balance sheet date but not recognized in the financial statements is as follows:
Oil and gas properties	180	896
Plant and equipment	2,898	10,055
Other	198	194

	3,276	11,145

     (c) Exploration and production licenses

      The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 130, RMB 202 and RMB 296 for the years ended December 31, 2001, 2002 and 2003 respectively.

      Estimated annual payments in the future are as follows:

RMB

2004	515
2005	618
2006	681
2007	712
2008 and thereafter	712

     (d) Dividends

      Dividends received from the Company are likely to be one of the principal sources of funding for CNPC. Subject to the relevant provisions of the PRC Company Law and the Articles of Association of the Company, CNPC, as the major shareholder of the Company, may seek to influence the

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

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

29     ACQUISITION

      On April 22, 2002 the Group acquired all of the share capital of PetroChina International Indonesia Limited (formerly Devon Energy Indonesia Ltd.) ( “Devon”) for RMB 2,068. This company is engaged in the exploration and production of crude oil and natural gas in Indonesia. The acquired business contributed turnover of RMB 632 and operating profit of RMB 132 to the Group for the year ended December 31, 2002.

      In addition, the Group increased its equity interests in PetroChina Tarim Oil (Gas) Transportation Limited (“Tashu”) and Jilian (Jilin) Petrochemicals Limited (“Jilian”) respectively by 53.1% in November and 35% in December 2002 for a total consideration of RMB 472, and the two entities became the subsidiaries of the Company at the respective dates of acquisitions. The acquired businesses did not contribute significant turnover and operating profit to the Group for the year ended December 31, 2002.

      Other than for land and buildings, the fair value of the net assets approximated the book value of the net assets acquired, and no plant closure provisions or other restructuring provisions were required.

      The assets and liabilities arising from the acquisitions at the respective dates of acquisitions were as follows:

	Devon	Jilian	Tashu	Total

	RMB	RMB	RMB	RMB
Assets	2,145	1,050	897	4,092
Liabilities	(77)	(664)	(262)	(1,003)

	2,068	386	635	3,089
Equity interest acquired	100.0%	35.0%	53.1%
Fair value of net assets acquired	2,068	135	337	2,540
Less: Cash and cash equivalents acquired	(64)	(8)	(264)	(336)
Consideration not yet settled	—	(54)	—	(54)

Cash outflow on acquisition	2,004	73	73	2,150

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

30     MAJOR CUSTOMERS

      The Group’s major customers are as follows:

	Year Ended December 31,

	2001		2002		2003

		% to		% to		% to
		Total		Total		Total
	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue

	RMB	%	RMB	%	RMB	%
Sinopec	26,046	11	26,497	11	35,932	12
CNPC	8,769	4	7,772	3	9,323	3

	34,815	15	34,269	14	45,255	15

31     RELATED PARTY TRANSACTIONS

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

      CNPC itself is a state-owned enterprise. In accordance with a specific exemption in IAS 24 “Related Party Disclosure”, the Group does not accumulate or disclose transactions with other state-owned enterprises as related party transactions, other than those with other CNPC group companies and significant customers as described in Note 30.

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

      The Land Use Rights Contract provides for the lease of an aggregate area of approximately 1,145 million square meters of land located throughout the PRC to business units of the Group for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

property may, after the expiration of 10 years, be adjusted by agreement between the Company and CNPC.

      Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC are leased at an aggregate annual fee of RMB 39 for a term of 20 years.

      The Company also entered into a Supplemental Buildings Leasing Agreement with CNPC in September 2002 to lease an additional 404 buildings covering approximately 442,730 square meters at an annual rental of RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Building Leasing Agreement.

      In addition to the related party information shown elsewhere in the financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and entities controlled by CNPC during the periods indicated below:

	Notes		Year Ended December 31,

			2001	2002	2003

			RMB	RMB	RMB
Sale of goods	(a	)	8,769	7,772	9,323
Fees paid for construction and technical services	(b	)
— Exploration and development services	(c	)	20,570	21,781	25,180
— Other construction and technical services	(d	)	14,592	16,324	15,688
Fees for production services	(e	)	15,581	15,743	16,042
Social services charge	(f	)	1,261	1,243	1,326
Ancillary service charges	(g	)	2,087	1,713	1,683
Interest income	(h	)	26	25	30
Interest expense	(i	)	1,112	1,086	1,052
Rental expense	(j	)	1,968	1,916	2,001
Commission expense and other charges	(k	)	977	936	971

Notes:

(a)	Represents sale of crude oil, refined and chemical products conducted principally at market prices.

(b)	Under the Comprehensive Products and Services Agreement entered into between CNPC and the Company, certain construction and technical services provided by CNPC are charged at cost plus an additional cost of no more than 15%, including exploration and development services and oilfield construction services.

(c)	Direct costs for exploration and development services comprise geophysical survey, drilling, well cementing, logging, and well testing.

(d)	The fees paid for other construction and technical services comprise fees for construction of refineries and chemical plants and technical services in connection with oil and gas exploration and production activities such as oilfield construction, technology research, engineering and design, etc.

(e)	The fees paid for production services comprise fees for the repair of machinery, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting,

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery.

(f)	These represent expenditures for social welfare and support services which are charged at cost.

(g)	Ancillary service charges represent mainly fees for property management, the provision of training centers, guesthouses, canteens, public shower rooms, etc.

(h)	The Group had deposits placed with China Petroleum Finance Company Limited (“CP Finance”), a subsidiary of CNPC and a non-bank financial institution approved by the People’s Bank of China, amounting to RMB 1,239, RMB 2,861 and RMB 2,331 as of December 31, 2001, 2002 and 2003 respectively. The deposits yield interest at prevailing saving deposit rates.

(i)	The Group had unsecured short-term and long-term loans from CP Finance amounting to RMB 22,021, RMB 24,702 and RMB 25,188 as of December 31, 2001, 2002 and 2003 respectively, included under loans from related parties. The loans were interest bearing at market rates.

(j)	Rental expenses are calculated in accordance with the lease agreements entered into between the Company and CNPC.

(k)	CNPC purchases materials on behalf of the Company and charges commission thereon. The commission is calculated at rates ranging from 1% to 5% of the goods purchased.

(l)	The Group had a 4.73%, 4.73% and 7.5% equity interest in CP Finance at a book value of RMB 94, RMB 94 and RMB 299 as of December 31, 2001, 2002 and 2003 respectively.

32     EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

      Details of the directors’ and supervisors’ emoluments are as follows:

	Year Ended December 31,

	2001	2002	2003

	RMB’000	RMB’000	RMB’000
Fee for directors and supervisors	170	128	83
Salaries, allowances and other benefits	1,104	1,042	1,377
Contribution to retirement benefit scheme	23	25	34

	1,297	1,195	1,494

      The emoluments of the directors and supervisors fall within the following bands (including directors and supervisors whose term expired during the year):

	Year Ended December 31,

	2001	2002	2003

	Number	Number	Number
Nil — RMB 1	12	23	19

      Fee for directors and supervisors disclosed above included RMB 62 thousand for the year ended December 31, 2003, (RMB 108 thousand in 2001 and RMB 66 thousand in 2002) paid to independent non-executive directors.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

      None of the directors and supervisors has waived their remuneration during the periods indicated above.

      The five highest paid individuals in the Group for each of the periods indicated above were also directors or supervisors and their emoluments are reflected in the analysis presented above.

      The Company has adopted a share option scheme which is a share appreciation right arrangement payable in cash to the recipients upon exercise of the rights which became effective on the initial public offering of the H shares of the Company on April 7, 2000. The directors, supervisors and senior executives of the Company are eligible for the scheme. 87,000,000 units of share appreciation rights were granted to senior executives. 35,000,000 units were granted to the directors and supervisors; of these 35,000,000 units, 33,130,000 units are outstanding, net of subsequent forfeiture of 1,870,000 units by a former independent director.

      The rights can be exercised on or after April 8, 2003, the third anniversary of the grant, up to April 7, 2008. The exercise price is the price as at the initial public offering being HK$1.28 per share or approximately RMB 1.36 per share.

      As at December 31, 2003, none of the holders of the stock appreciation rights has exercised the rights. The liability for the units awarded under the scheme has been calculated based on the difference between the exercise price and the market price of the shares and amounted to approximately RMB 406 (2002: RMB 34) at December 31, 2003.

33     SEGMENT INFORMATION

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

      The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products, and the sale of natural gas.

      In addition to these four major business segments, the Other segment includes the assets, income and expenses relating to cash management, financing activities, the corporate centre, research and development, and other business services to the operating segments of the Group.

      Substantially all assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. In addition to its operations in the PRC in April 2002 the Group acquired all the share capital of Devon Energy Indonesia Ltd., a company engaging in the exploration and production of crude oil and natural gas in Indonesia. In April 2003, the Group acquired for RMB 679 a 50% interest in Amerada Hess Indonesia Holdings Co., which has a 30% interest in one of the oil and gas concessions that the Group acquired in 2002.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

      The accounting policies of the operating segments are the same as those described in Note 3 — “Summary of Principal Accounting Policies”.

      Operating segment information for the years ended December 31, 2001, 2002 and 2003 is presented below:

Primary reporting format — business segments

	Exploration	Refining	Chemicals	Natural Gas
	and	and	and	and
Year Ended December 31, 2001	Production	Marketing	Marketing	Pipeline	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Sales and other operating revenues (including inter-segment)	148,277	171,961	31,776	11,321	—	363,335
Less: Inter-segment sales	(110,738)	(8,436)	(462)	(2,379)	—	(122,015)

Total sales and other operating revenues from external customers	37,539	163,525	31,314	8,942	—	241,320

Depreciation, depletion and amortization	(21,419)	(5,804)	(5,171)	(1,113)	(108)	(33,615)
Segment result	81,679	10,214	129	1,142	(378)	92,786
Other costs	(4,747)	(13,538)	(2,503)	(420)	(439)	(21,647)

Income/(loss) from operations	76,932	(3,324)	(2,374)	722	(817)	71,139

Finance costs						(3,349)
Equity in income/(loss) of affiliates accounted for by equity method	162	38	29	(9)	121	341

Income before income taxes						68,131
Income taxes						(23,066)
Minority interests						404

Net income						45,469

Interest income	1,893	1,191	493	104	4,955	8,636
Less:
Inter-segment interest income						(7,827)

Interest income from external sources						809

Interest expense	(2,896)	(2,667)	(1,991)	(310)	(4,371)	(12,235)
Less:
Inter-segment interest expense						7,827

Interest expense to external sources						(4,408)

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

	Exploration	Refining	Chemicals	Natural Gas
	and	and	and	and
Year Ended December 31, 2001	Production	Marketing	Marketing	Pipeline	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Segment assets	268,955	118,154	73,341	22,370	412,684	895,504
Elimination of inter-segment balances						(436,922)
Investments in equity affiliates	1,194	1,080	590	627	592	4,083

Total assets						462,665

Segment capital expenditure
— for property, plant and equipment	41,193	11,416	4,062	4,557	321	61,549
Segment liabilities	84,369	70,182	49,526	11,547	115,097	330,721
Other liabilities						21,564
Elimination of inter-segment balances						(185,362)

Total liabilities						166,923

	Exploration	Refining	Chemicals	Natural Gas
	and	and	and	and
Year Ended December 31, 2002	Production	Marketing	Marketing	Pipeline	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Sales and other operating revenues (including intersegment)	147,308	174,621	29,661	12,733	—	364,323
Less: Intersegment sales	(106,266)	(9,988)	(1,093)	(2,552)	—	(119,899)

Total sales and other operating revenues from external customers	41,042	164,633	28,568	10,181	—	244,424

Depreciation, depletion and amortization	(21,972)	(7,144)	(6,336)	(1,213)	(117)	(36,782)
Segment result	76,943	17,815	(1,217)	1,796	(462)	94,875
Other costs	(4,804)	(14,997)	(1,945)	(244)	(544)	(22,534)

Income/(loss) from operations	72,139	2,818	(3,162)	1,552	(1,006)	72,341

Finance costs						(3,369)
Equity in income/(loss) of affiliates accounted for by equity method	(38)	12	(8)	71	231	268

Income before income taxes						69,240
Income taxes						(22,231)
Minority interests						(99)

Net income						46,910

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

	Exploration	Refining	Chemicals	Natural Gas
	and	and	and	and
Year Ended December 31, 2002	Production	Marketing	Marketing	Pipeline	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Interest income (including intersegment)	1,942	1,061	1,136	109	4,499	8,747
Less: Intersegment interest income						(8,284)

Interest income from external sources						463

Interest expense (including intersegment)	(2,979)	(2,516)	(1,810)	(263)	(4,232)	(11,800)
Less: Intersegment interest expense						8,284

Interest expense to external sources						(3,516)

Segment assets	289,277	113,751	64,169	33,740	427,709	928,646
Elimination of intersegment balances						(449,642)
Investments in equity affiliates	1,422	1,774	178	6	765	4,145

Total assets						483,149

Segment capital expenditure
— for property, plant and equipment	46,078	11,327	3,175	13,013	133	73,726
Segment liabilities	89,663	68,701	44,318	22,488	113,236	338,406
Other liabilities						20,927
Elimination of intersegment balances						(197,714)

Total liabilities						161,619

	Exploration	Refining	Chemicals	Natural Gas
	and	and	and	and
Year Ended December 31, 2003	Production	Marketing	Marketing	Pipeline	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Sales and other operating revenues (including intersegment)	177,271	223,584	39,211	15,067	—	455,133
Less: Intersegment sales	(128,963)	(16,867)	(2,263)	(3,261)	—	(151,354)

Total sales and other operating revenues from external customers	48,308	206,717	36,948	11,806	—	303,779

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

	Exploration	Refining	Chemicals	Natural Gas
	and	and	and	and
Year Ended December 31, 2003	Production	Marketing	Marketing	Pipeline	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Depreciation, depletion and Amortization	(25,486)	(7,601)	(5,795)	(1,543)	(106)	(40,531)
Segment result	98,819	20,679	2,621	2,248	(713)	123,654
Other costs	(6,449)	(15,644)	(1,580)	(326)	(469)	(24,468)
Income/(loss) from operations	92,370	5,035	1,041	1,922	(1,182)	99,186

Finance costs						(1,849)
Equity in income/(loss) of affiliates accounted for by equity method	(33)	104	42	13	859	985

Income before income taxes						98,322
Income taxes						(28,072)
Minority interests						(636)

Net income						69,614

Interest income (including intersegment)	2,222	552	446	117	4,403	7,740
Less: Intersegment interest income						(7,063)

Interest income from external sources						677

Interest expense (including intersegment)	(2,537)	(1,686)	(843)	(356)	(3,987)	(9,409)
Less: Intersegment interest expense						7,063

Interest expense to external sources						(2,346)

Segment assets	310,431	117,652	55,595	46,450	451,949	982,077
Elimination of intersegment balances						(455,913)
Investments in equity affiliates	1,184	1,889	232	41	2,225	5,571

Total assets						531,735

Segment capital expenditure
— for property, plant and equipment	52,813	13,915	3,903	13,530	138	84,299
Segment liabilities	86,050	58,372	17,634	33,535	104,326	299,917
Other liabilities						32,548
Elimination of intersegment balances						(162,951)

Total liabilities						169,514

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

Note (a) —	Intersegment sales are conducted principally at market price.

Note (b) —	Segment result is income from operations before other costs. Other costs include selling, general and administrative expenses and other net (expense)/income.

Note (c) —	Segment results for the year ended December 31, 2001 included the effect of employee separation costs (Note 5); the segment results for the years ended December 31, 2002 and 2003 included impairment provision for property, plant and equipment (Note 16) and shut down of manufacturing assets (Note 5).

Note (d) —	Other liabilities mainly include income tax payable, other taxes payable and deferred taxation.

Note (e) —	Elimination of intersegment balances represents elimination of intersegment current accounts and investments.

Secondary reporting format — geographical segments

					Capital
	Revenue		Total assets		expenditure

Year Ended December 31,	2002	2003	2002	2003	2002	2003

	RMB	RMB	RMB	RMB	RMB	RMB
PRC	243,792	302,854	480,873	529,209	71,774	83,645
Other (Exploration and Production)	632	925	2,276	2,526	1,952	654

	244,424	303,779	483,149	531,735	73,726	84,299

34     SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

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

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

      Effect on net income of significant differences between IFRS and US GAAP is as follows:

	Year Ended December 31,

	2001	2002	2003	2003

	RMB	RMB	RMB	US$
Net income under IFRS	45,469	46,910	69,614	8,411
US GAAP adjustments:
Reversal of revaluation loss of property, plant and equipment	—	—	391	47
Depreciation charges on property, plant and equipment revaluation gain	8,305	8,157	8,053	973
Depreciation charges on property, plant and equipment revaluation loss	(112)	(112)	(144)	(17)
Loss on disposal of property, plant and equipment	53	224	451	54
Income tax effect	(2,721)	(2,729)	(2,886)	(349)
Minority interests	(60)	(60)	(60)	(7)
One-time remedial payments for staff housing	—	(2,553)	—	—

Net income under US GAAP	50,934	49,837	75,419	9,112

Basic and diluted net income per share under US GAAP (RMB)	0.29	0.28	0.43	0.05

      Effect on shareholders’ equity of significant differences between IFRS and US GAAP is as follows:

	At December 31,

	2002	2003	2003

	RMB	RMB	US$
Shareholders’ equity under IFRS	316,676	356,613	43,086
US GAAP adjustments:
Reversal of property, plant and equipment revaluation gain	(80,549)	(80,555)	(9,733)
Depreciation charges on property, plant and equipment revaluation gain	29,220	37,273	4,503
Reversal of property, plant and equipment revaluation loss	1,122	1,513	183
Depreciation charges on property, plant and equipment revaluation loss	(336)	(480)	(58)
Loss on disposal of property, plant and equipment	340	791	96
Deferred tax assets on revaluation	16,567	13,686	1,653
Minority interests	424	364	44
Effect on the retained earnings from the one-time remedial payments for staff housing borne by the state shareholder of the Company	(2,553)	(2,553)	(308)
Effect on the other reserves of the shareholders’ equity from the one-time remedial payments for staff housing borne by the state shareholder of the Company	2,553	2,553	308

Shareholders’ equity under US GAAP	283,464	329,205	39,774

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

      Changes in shareholders’ equity under US GAAP for each of the years ended December 31, 2001, 2002 and 2003 are as follows:

	Year Ended December 31,

	2001	2002	2003	2003

	RMB	RMB	RMB	US$
Balance at beginning of year	227,489	251,914	283,464	34,248
Net profit for the year	50,934	49,837	75,419	9,112
Final dividend for year 2000	(14,473)	—	—	—
Interim dividend for year 2001	(12,226)	—	—	—
Premium arising from issue of shares by an equity affiliate	56	—	—	—
Contribution from CNPC to marketing enterprises	134	10	—	—
Final dividend for year 2001	—	(8,839)	—	—
Interim dividend for year 2002	—	(8,811)	—	—
Final dividend for year 2002	—	—	(12,299)	(1,486)
Interim dividend for year 2003	—	—	(17,379)	(2,100)
Payment to CNPC for acquisition of marketing enterprises	—	(3,200)	—	—
Contribution from CNPC for one-time remedial staffing housing	—	2,553	—	—

Balance at end of year	251,914	283,464	329,205	39,774

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

      A summary of the principal differences and additional disclosures applicable to the Group is set out below:

          (a) Revaluation of property, plant and equipment

As described in Note 16, the property, plant and equipment, excluding oil and gas reserves, transferred to the Company by CNPC were appraised as of June 30, 1999, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC, China Enterprise Appraisal. As at September 30, 2003, a revaluation of the Group’s refining and chemical production equipment was undertaken by a firm of independent valuers registered in the PRC, China United Assets Appraiser Co., Ltd, on a depreciated replacement cost basis.

The June 1999 revaluation resulted in RMB 80,549 in excess of the prior carrying value and a revaluation loss of RMB 1,122 on certain property, plant and equipment.

The September 2003 revaluation resulted in a RMB 872 in excess of the carrying value of certain property, plant and equipment immediately prior to the revaluation and a revaluation loss of RMB 1,257.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

With respect to the RMB 872 revaluation gain resulting from the 2003 revaluation, RMB 98 were related to property, plant and equipment that in 1999 experienced revaluation loss, and were credited to the income statement. The remaining RMB 774 was credited to the revaluation reserve in the shareholders’ equity.

With respect to the RMB 1,257 revaluation loss resulting from the 2003 revaluation, RMB 768 were related to property, plant and equipment that in 1999 experienced revaluation gain. The remaining RMB 489 were charged to the income statement.

The depreciation charge, which includes impairment charge, on the revaluation surplus from January 1, 2001 to December 31, 2001 was RMB 8,305, from January 1, 2002 to December 31, 2002 was RMB 8,157, and from January 1, 2003 to December 31, 2003 was RMB 8,053.

The depreciation charge on the revaluation loss from January 1, 2001 to December 31, 2001 was RMB 112, from January 1, 2002 to December 31, 2002 was RMB 112, and from January 1, 2003 to December 31, 2003 was RMB 144.

The loss on disposal of property, plant and equipment, which includes shut down of manufacturing assets, from January 1, 2001 to December 31, 2001 was RMB 53, from January 1, 2002 to December 31, 2002 was RMB 224, and from January 1, 2003 to December 31, 2003 was RMB 451.

For purposes of reconciling to the US GAAP financial data, the effect of the revaluation, the related depreciation charges and loss on disposal is reversed. A deferred tax asset relating to the reversal of the effect of revaluation in 1999 is established, together with a corresponding increase in the shareholders’ equity. Under a special approval granted by the Ministry of Finance, the effect of the revaluation in 1999 is available as additional depreciation base for purposes of determining taxable income.

          (b) Related party transactions

The Group has disclosed in Note 30 transactions with significant customers and in Notes 13, 15, 20, 21 and 31 transactions and balances with its immediate parent, CNPC, and related companies. CNPC is owned by the PRC government, which also owns a significant portion of the productive assets in the PRC. IFRS exempts state controlled enterprises from disclosing transactions with other state controlled enterprises. IFRS also excludes from related parties government departments and agencies to the extent that such dealings are in the normal course of business. US GAAP contains no similar exemptions but requires disclosure of material related party transactions. The Group believes that it has provided meaningful disclosures of related party transactions through the major customer disclosures in Note 30 and the transactions with the CNPC Group disclosed in Note 31. Although the majority of the Group’s activities are conducted with the PRC government authorities and its affiliates and other state controlled enterprises, none individually constitutes a major customer or supplier other than those disclosed.

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

(Amounts in millions except for per share data or unless otherwise stated)

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

Under IFRS, such direct payments to employees or reimbursements will not be recorded through the consolidated income statement of the Group. US GAAP contains no such exemption but requires this principal shareholder’s action on behalf of the Company to be recorded in the consolidated income statement. In the last quarter of year 2002, the Group and CNPC completed the process of estimating the amount that are payable to qualified employees of the Group. This amount, RMB 2,553, was reflected in determining net income of the Group for the year ended December 31, 2002, under US GAAP. Since this amount is borne by CNPC, a corresponding amount has been included as an addition to the other reserves in the shareholders’ equity of the Group.

          (d) Recent US accounting pronouncements

Issued in January 2003 and revised in December 2003, FIN 46-R, “Consolidation of Variable Interest Entities”, provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It is effective no later than the end of the first reporting period ending after March 15, 2004 for variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of the provisions of FIN 46-R is not expected to have a material effect on the consolidated financial statements of the Group.

35     PRINCIPAL SUBSIDIARIES

	Country of		Type of	Attributable
	Incorporation	Paid-up	Legal	Equity
Company Name	and Operations	Capital	Entity	Interest	Principal Activities

		RMB		%
*Daqing Oilfield Company Limited	PRC	47,500	phi	100.00	Exploration, production and the sale of crude oil and natural gas; production and sale of refined products
*Jinzhou Petrochemical Company Limited	PRC	788	psi	80.95	Production and sale of oil and chemical products

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions except for per share data or unless otherwise stated)

	Country of		Type of	Attributable
	Incorporation	Paid-up	Legal	Equity
Company Name	and Operations	Capital	Entity	Interest	Principal Activities

		RMB		%
*Jilin Chemical Industrial Company Limited	PRC	3,561	psi	67.29	Production and sale of chemical products
Daqing Yu Shu Lin Oilfield Company Limited	PRC	1,272	phi	88.16	Exploration and production of crude oil and natural gas
*Liaohe Jinma Oilfield Company Limited	PRC	1,100	psi	81.82	Exploration, production, transportation and sale of crude oil and natural gas
*PetroChina International Limited	British Virgin Islands	USD0.9	phi	100.00	Exploration and production of crude oil and natural gas outside of PRC
PetroChina International Indonesia Limited	Bahamas	USD0.005	phi	100.00	Exploration and production of crude oil and natural gas in Indonesia

phi —	Limited liability company.

psi —	Joint stock company with limited liability.

* —	Subsidiaries directly held by the Company as of December 31, 2003.

36     APPROVAL OF FINANCIAL STATEMENTS

      The financial statements were approved by the board of directors on March 24, 2004 and will be submitted to the shareholders for approval at the annual general meeting to be held on May 18, 2004.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

Results of Operations

	Year Ended December 31,

	2001	2002	2003

	RMB	RMB	RMB
Sales and other operating revenues
Sales to third parties	37,539	41,042	48,308
Intersegment sales	110,738	106,266	128,963

	148,277	147,308	177,271
Production costs excluding taxes	(29,224)	(29,913)	(30,691)
Exploration expenses	(7,344)	(8,095)	(10,577)
Depreciation, depletion and amortization	(18,423)	(18,302)	(21,060)
Taxes other than income taxes	(4,921)	(5,299)	(5,524)

Income before income taxes	88,365	85,699	109,419
Income taxes	(29,160)	(25,958)	(32,376)

Results of operations from producing activities	59,205	59,741	77,043

Income from equity affiliates’ results of operations from producing activities	178	132	324

Capitalized Costs

	Year Ended December 31,

	2001	2002	2003

	RMB	RMB	RMB
Property costs	—	—	—
Producing assets	212,526	236,856	262,638
Support facilities	92,573	101,142	106,172
Construction-in-progress	9,755	7,895	10,485

Total capitalized costs	314,854	345,893	379,295
Accumulated depreciation, depletion and amortization	(124,612)	(137,653)	(150,842)

Net capitalized costs	190,242	208,240	228,453

Share of equity affiliates’ net capitalized costs	813	815	1,604

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(Amounts in millions unless otherwise stated)

Costs Incurred in Property Acquisitions, Exploration and Development Activities

	Year Ended December 31,

	2001	2002	2003

	RMB	RMB	RMB
Property acquisition costs	—	—	—
Exploration costs	10,146	10,704	15,137
Development costs	29,445	35,558	39,587

Total	39,591	46,262	54,724

Share of equity affiliates’ costs of property acquisition, exploration, and development	303	228	592

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

      Proved reserve estimates as of December 31, 2001, 2002 and 2003 were based on a report prepared by DeGolyer and MacNaughton, independent engineering consultants. These reserve estimates were prepared for each oil and gas region (as opposed to individual fields within a region) and adjusted for the estimated effects of using prices and costs prevailing at the end of the period. The Company’s reserve estimates include only crude oil and natural gas, which the Company believes can be reasonably produced within the current terms of production licenses.

      Estimated quantities of net proved oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the period indicated are as follows:

	Crude Oil and
	Condensate	Natural Gas

	(millions of	(billions of
	barrels)	cubic feet)
Proved developed and undeveloped
Reserves at January 1, 2001	11,032	32,533
Changes resulting from:
Revisions of previous estimates	189	488
Improved recovery	141	36
Extensions and discoveries	360	3,773
Production	(763)	(727)

Reserves at December 31, 2001	10,959	36,103

Changes resulting from:
Revisions of previous estimates	349	(225)
Improved recovery	31	—
Extensions and discoveries	330	3,540
Purchases of Minerals in Place	38	193
Production	(770)	(794)

Reserves at December 31, 2002	10,937	38,817

Changes resulting from:
Revisions of previous estimates	199	278
Improved recovery	81	—
Extensions and discoveries	476	2,853
Purchases of Minerals in Place	—	—
Production	(774)	(879)

Reserves at December 31, 2003	10,919	41,069

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(Amounts in millions unless otherwise stated)

	Crude Oil and
	Condensate	Natural Gas

	(millions of	(billions of
	barrels)	cubic feet)
Proved developed reserves at:
December 31, 2001	9,309	12,946
December 31, 2002	9,198	11,921
December 31, 2003	8,885	13,374
Proportional interest in proved reserves of equity affiliates
December 31, 2001	62	1
December 31, 2002	62	2
December 31, 2003	78	78

      At December 31, 2003, 10,886 million barrels of crude oil and condensate and 40,877 billion cubic feet of natural gas proved developed and undeveloped reserves are located within China, and 33 million barrels of crude oil and condensate and 193 billion cubic feet of natural gas proved developed and undeveloped reserves are located in Indonesia.

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

      The standardized measure of discounted future net cash flows related to proved oil and gas reserves at the end of each of the three years in the period ended December 31, 2001, 2002 and 2003 is as follows (in millions of RMB):

At December 31, 2001
Future cash inflows	2,049,110
Future production costs	(695,859)
Future development costs	(50,996)
Future income tax expense	(422,453)

Future net cash flows	879,802
Discount at 10% for estimated timing of cash flows	(473,803)

Standardized measure of discounted future net cash flows	405,999

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(Amounts in millions unless otherwise stated)

At December 31, 2002
Future cash inflows	2,710,152
Future production costs	(745,866)
Future development costs	(73,344)
Future income tax expense	(562,289)

Future net cash flows	1,328,653
Discount at 10% for estimated timing of cash flows	(713,267)

Standardized measure of discounted future net cash flows	615,386

At December 31, 2003
Future cash inflows	2,991,193
Future production costs	(765,111)
Future development costs	(88,556)
Future income tax expense	(635,169)

Future net cash flows	1,502,357
Discount at 10% for estimated timing of cash flows	(807,037)

Standardized measure of discounted future net cash flows	695,320

Share of equity affiliates’ standardized measure of discounted future net cash flows
At December 31, 2001	2,013
At December 31, 2002	2,612
At December 31, 2003	3,744

      Future net cash flows were estimated using period-end prices and costs, and currently enacted tax rates.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(Amounts in millions unless otherwise stated)

      Changes in the standardized measure of discounted net cash flows for the Group for each of the three years in the period ended December 31, 2001, 2002 and 2003 are as follows:

	Year Ended December 31,

	2001	2002	2003

	RMB	RMB	RMB
CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOWS
Beginning of year	738,887	405,999	615,386
Sales and transfers of oil and gas produced, net of production costs	(119,053)	(116,977)	(146,580)
Net changes in prices and production costs and other	(539,088)	259,016	90,150
Extensions, discoveries and improved recovery	43,916	53,024	65,150
Development costs incurred	31,518	(1,983)	1,730
Revisions of previous quantity estimates	10,472	17,364	15,520
Accretion of discount	106,653	60,095	87,580
Purchases of Minerals in Place	—	2,351	—
Net change in income taxes	132,694	(63,503)	(33,616)

End of year	405,999	615,386	695,320

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

1.1	Articles of Association (as amended) (English translation). (1)
4.1	2003 Performance Contract between Chen Geng and PetroChina (English translation)(2)
4.2	2003 Performance Contract between Su Shulin and PetroChina (English translation)(2)
4.3	2003 Performance Contract between Wang Fucheng and PetroChina (English translation)(2)
4.4	2003 Performance Contract between Wang Guoliang and PetroChina (English translation)(2)
4.5	2003 Performance Contract between Liu Baohe and PetroChina (English translation)(2)
4.6	2003 Performance Contract between Duan Wende and PetroChina (English translation)(2)
4.7	2003 Performance Contract between Jia Chengzao and PetroChina (English translation)(2)
4.8	Crude Oil Mutual Supply Framework Agreement, dated February 26, 2004, between China Petrochemical Corporation and PetroChina (English translation)
8.1	List of major subsidiaries
12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
16.2	Code of Ethics

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-15006) filed with the U.S. Securities and Exchange Commission.

(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-15006) filed with the Commission.