Form 20-F
period 2004-12-31
PETROCHINA CO LTD
filed 2005-06-29
CIK 1108329

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
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
Yes X    No
     Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17      Item 18 X

*	PetroChina’s H Shares are listed and traded on The Stock Exchange of Hong Kong Limited.

**	Not for trading, but only in connection with the registration of American Depository Shares.

***	Include 2,424,087,400 H Shares represented by American Depositary Shares.

			Page

	Item 16A	Audit Committee Financial Expert	122
	Item 16B	Code of Ethics	122
	Item 16C	Principal Accountant Fees and Services	122
	Item 16D	Exemptions from Listing Standards for Audit Committees	123
	Item 16E	Purchases of Equity Securities by the Issuer and its Affiliates	123
Part III	Item 17	Financial Statements	123
	Item 18	Financial Statements	123
	Item 19	Exhibits	123
		Consolidated Financial Statements	F-1
EX-1.1 ARTICLES OF ASSOCIATION
EX-4.1 2005 MANAGEMENT PERFORMANCE CONTRACT
EX-4.2 CRUDE OIL MUTUAL SUPPLY AGREEMENT
EX-4.3 CAPITAL CONTRIBUTION AGREEMENT
EX-4.4 TRANSFER AGREEMENT
EX-4.5 SUPPLEMENTARY AGREEMENT, DATED JUNE 9, 2005
EX-8.1 LIST OF MAJOR SUBSIDIARIES
EX-10.1 SIGNIFICANT DIFFERENCES OF GOV'T PRACTICES
EX-12.1 CERTIFICATION OF CEO REQUIRED BY SEC. 302
EX-12.2 CERTIFICATION OF CFO REQUIRED BY SEC. 302
EX-13.1 CERTIFICATION OF CEO REQUIRED BY SEC. 1350
EX-13.2 CERTIFICATION OF CFO REQUIRED BY SEC. 1350
EX-16.1 CODE OF ETHICS FOR SENIOR MANAGEMENT
EX-16.2 CODE OF ETHICS FOR EMPLOYEES

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

FORWARD-LOOKING STATEMENTS
      This annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	the amounts and nature of future exploration, development and other capital expenditures;

•	future prices and demand for crude oil, natural gas, refined products and chemical products;

•	development projects;

•	exploration prospects;

•	reserves potential;

•	production of oil and gas and refined and chemical products;

•	development and drilling potential;

•	expansion and other development trends of the oil and gas industry;

•	the planned development of our natural gas operations;

•	the planned expansion of our refined product marketing network;

•	the planned expansion of our natural gas infrastructure;

•	the anticipated benefit from our proposed acquisition of certain overseas assets from CNPC, our parent company;

•	the plan to continue to pursue attractive business opportunities outside China;

•	our future overall business development and economic performance;

•	our anticipated financial and operating information regarding, and the future development and economic performance of, our business;

•	our anticipated market risk exposure arising from future changes in interest rates, foreign exchange rates and commodity prices; and

•	other prospects of our business and operations.
      The words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “will” and “would” and similar expressions, as they related to us, are intended to identify a number of these forward-looking statements.
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

PART I
ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
      Not applicable. However, see “Item 6 — Directors, Senior Management and Employees — Directors, Senior Management and Supervisors.”
ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE
      Not applicable.
ITEM 3 — KEY INFORMATION
Exchange Rates
      Translations of amounts in this annual report from Renminbi into U.S. dollars and vice versa have been made at the rate of RMB 8.2765 to US$1.00, which was the noon buying rate in New York City on December 31, 2004 for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. You should not construe these translations as representations that the RMB amounts could be converted into U.S. dollar amounts at that rate, or at all.
      The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00=RMB 8.2765 on June 24, 2005. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each month during the previous six months:

	Noon buying rate

	High	Low

	(RMB per US$)
December 2004	8.2767	8.2765
January 2005	8.2765	8.2765
February 2005	8.2765	8.2765
March 2005	8.2765	8.2765
April 2005	8.2765	8.2765
May 2005	8.2765	8.2735
June 2005 (through June 24)	8.2765	8.2765
      The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2000, 2001, 2002, 2003 and 2004, calculated by averaging the noon buying rates on the last day of each month during the relevant year:

Average noon buying rate

(RMB per US$)
2000	8.2784
2001	8.2770
2002	8.2772
2003	8.2772
2004	8.2768

Selected Financial Data
Historical Financial Information
      You should read the selected historical financial data set forth below in conjunction with the consolidated financial statements of PetroChina and their notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. In 2002, we retroactively restated our prior years’ consolidated financial statements to reflect the effect as if the operations of CNPC’s refined products marketing enterprises we acquired from CNPC had always been combined since inception as a result of the application of the accounting treatment to the acquisition discussed below. The selected historical income statement and cashflow data for the years ended December 31, 2002, 2003 and 2004 and the selected historical balance sheet data as of December 31, 2003 and 2004 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected historical income statement data and cashflow data for the years ended December 31, 2000 and 2001 and the selected historical balance sheet data as of December 31, 2001 and 2002 set forth below are derived from our audited financial statements, not included in this annual report. The selected historical balance sheet data as of December 31, 2000 set forth below are derived from our unaudited financial statements, not included in this annual report. The financial information included in this section may not necessarily reflect our results of operations, financial position and cash flows in the future.
      We have prepared our consolidated financial statements in accordance with IFRS. IFRS differ materially from the generally accepted accounting principals in the U.S., or US GAAP. For a discussion of significant differences between IFRS and US GAAP, see Note 35 to our consolidated financial statements included elsewhere in this annual report and “Item 5 — Operating and Financial Review and Prospects — Other Information — US GAAP Reconciliation”.
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

	Year ended December 31,

	2000(2)	2001(2)	2002	2003	2004	2004

	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for per share and per ADS data)
Income Statement Data
IFRS
Revenues
Sales and other operating revenues	245,279	241,320	244,424	303,779	388,633	46,956

Operating expenses
Purchases, services and other	(64,251)	(78,529)	(71,690)	(90,850)	(116,353)	(14,058)
Employee compensation costs	(15,129)	(14,608)	(16,248)	(19,542)	(22,309)	(2,695)
Exploration expenses, including exploratory dry holes	(8,680)	(7,344)	(8,095)	(10,577)	(11,723)	(1,416)
Depreciation, depletion and amortization	(34,209)	(33,615)	(36,782)	(40,531)	(46,411)	(5,608)
Selling, general and administrative expenses	(17,621)	(21,735)	(22,474)	(23,930)	(26,377)	(3,187)
Employee separation costs and shutting down of manufacturing assets	(6,579)	(487)	(2,121)	(2,355)	(220)	(27)
Taxes other than income taxes	(13,258)	(13,951)	(14,613)	(15,879)	(18,685)	(2,258)
Revaluation loss of property, plant and equipment	—	—	—	(391)	—	—
Other (expenses) income, net	(119)	88	(60)	(538)	31	4

Total operating expenses	(159,846)	(170,181)	(172,083)	(204,593)	(242,047)	(29,245)

Income from operations	85,433	71,139	72,341	99,186	146,586	17,711

Income from equity affiliates	584	341	268	985	1,824	220
Exchange gain (loss), net	1,172	250	(316)	(180)	(73)	(9)
Interest income	591	809	463	677	1,107	134
Interest expense	(6,286)	(4,408)	(3,516)	(2,346)	(2,303)	(278)

Income before taxes	81,494	68,131	69,240	98,322	147,141	17,778
Income taxes	(27,014)	(23,066)	(22,231)	(28,072)	(42,563)	(5,143)

Income before minority interests	54,480	45,065	47,009	70,250	104,578	12,635
Income (loss) applicable to minority interests	165	404	(99)	(636)	(1,651)	(199)

Net income	54,645	45,469	46,910	69,614	102,927	12,436

Basic and diluted net income per share(3)	0.32	0.26	0.27	0.40	0.59	0.07
Basic and diluted net income per ADS(4)	31.84	25.86	26.68	39.59	58.54	7.07
US GAAP
Net income	60,236	50,934	49,837	75,419	108,135	13,065
Basic and diluted net income per share(3)	0.35	0.29	0.28	0.43	0.62	0.07
Basic and diluted net income per ADS(4)	35.10	28.97	28.34	42.89	61.50	7.43

	As of December 31,

	2000(1)	2001(2)	2002	2003	2004	2004

	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for per share and per ADS data)
Balance Sheet Data
IFRS
Assets
Current assets
Cash and cash equivalents	18,085	11,127	9,977	11,231	11,304	1,366
Time deposits with maturities over three months	—	3,253	2,612	2,640	1,400	169
Receivables under resale agreements	5,815	11,505	9,786	24,224	33,217	4,013
Accounts receivable, less allowance for doubtful accounts	12,786	7,392	6,079	3,263	2,662	322
Inventories, at net book value	32,499	28,313	28,441	28,872	45,771	5,530
Prepaid expenses and other current assets	11,913	24,427	18,269	15,944	22,387	2,705

Total current assets	81,098	86,017	75,164	86,174	116,741	14,105

	As of December 31,

	2000(1)	2001(2)	2002	2003	2004	2004

	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for per share and per ADS data)
Non-current assets
Property, plant and equipment, less accumulated depreciation, depletion and amortization	341,175	363,367	393,296	427,875	468,519	56,608
Long-term investments, at net book value	4,948	5,530	5,680	7,410	9,433	1,140
Prepaid operating lease rentals	3,924	5,383	6,249	7,252	12,248	1,480
Intangible and other assets	901	2,368	2,760	3,024	2,987	361

Total non-current assets	350,948	376,648	407,985	445,561	493,187	59,589

Total assets	432,046	462,665	483,149	531,735	609,928	73,694

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	41,514	25,323	20,633	28,890	27,276	3,296
Accounts payable and accrued liabilities	39,550	53,210	57,793	64,180	70,696	8,542
Income tax payable	9,399	5,672	5,412	12,043	17,484	2,112
Other taxes payable	7,171	8,762	5,515	8,916	4,633	560

Total current liabilities	97,634	92,967	89,353	114,029	120,089	14,510

Non-current liabilities
Long-term debt	53,412	65,546	60,655	41,959	38,458	4,646
Deferred credits and other long-term obligations	1,196	1,380	1,684	2,000	2,438	294
Deferred income taxes	3,169	7,030	9,927	11,526	14,340	1,733
Total non-current liabilities	57,777	73,956	72,266	55,485	55,236	6,673

Total liabilities	155,411	166,923	161,619	169,514	175,325	21,183

Minority interest	4,989	5,136	4,854	5,608	9,391	1,135
Shareholders’ equity	271,646	290,606	316,676	356,613	425,212	51,376

Total liabilities and shareholders’ equity	432,046	462,665	483,149	531,735	609,928	73,694

Share capital, issued and outstanding, RMB 1.00 par value
State-owned shares	158,242	158,242	158,242	158,242	158,242	19,120
H shares and ADSs	17,582	17,582	17,582	17,582	17,582	2,124
US GAAP
Property, plant and equipment, less accumulated depreciation, depletion and amortization	274,457	304,895	343,093	386,417	434,924	52,549
Total assets	365,328	404,193	432,946	492,784	576,481	69,653
Shareholders’ equity	227,489	251,914	283,464	329,205	403,012	48,693
Other Financial Data
Dividend per share	0.14	0.12	0.12	0.18	0.26	0.03
Dividend per ADS	14.14	11.98	12.00	17.82	26.34	3.18
Capital expenditures	(59,311)	(59,964)	(72,766)	(82,929)	(95,349)	(11,520)
Cash Flow Data
IFRS
Net cash provided by operating activities	102,490	82,854	97,290	137,236	137,299	16,589
Net cash used for investing activities	(59,307)	(59,906)	(70,611)	(96,213)	(98,533)	(11,905)
Net cash used for financing activities	(43,188)	(29,906)	(27,829)	(39,769)	(38,693)	(4,675)

(1)	Certain financial data for these periods and as of these dates are derived from our unaudited consolidated financial statements, not included in this annual report, and were retroactively restated in 2002. See the paragraphs preceding these table for a detailed description.

(2)	Certain financial data for these periods and as of these dates are derived from our audited consolidated financial statements, not included in this annual report, and were retroactively restated in 2002. See the paragraphs preceding these tables for a detailed description.

(3)	Historical income per share for the years ended December 31, 2001, 2002, 2003 and 2004 has been calculated by dividing the net profit by the number of 175,824 million shares issued and outstanding for the periods presented. Historical income per share for the year ended December 31, 2000 has been calculated by dividing the net profit by the weighted average number of 171,630 million shares issued and outstanding for the period presented.

(4)	Historical income per ADS for the years ended December 31, 2001, 2002, 2003 and 2004 has been calculated by dividing the net profit by the number of 175,824 million shares issued and outstanding for the periods presented, assuming each ADS representing 100 H shares. Historical income per ADS for the year ended December 31, 2000 has been calculated by dividing the net profit by the weighted average number of 171,630 million shares issued and outstanding for the period presented, assuming each ADS representing 100 H shares.

Risk Factors
      Our business is subject to various changing competitive, economic and social conditions in the PRC. Such changing conditions entail certain risks, which are described below.

•	Our operations are affected by the volatility of prices for crude oil and refined products. We and China Petroleum and Chemical Corporation, or Sinopec, set our crude oil median prices monthly based on the Singapore trading prices for crude oil. The PRC government publishes the retail median guidance prices for gasoline and diesel based on the FOB Singapore, Rotterdam and New York gasoline and diesel trading prices. Historically, international prices for crude oil and refined products have fluctuated widely in response to changes in many factors, such as global and regional economic and political developments and global and regional supply and demand for crude oil and refined products. We do not have, and will not have, control over the factors affecting international prices for crude oil and refined products. We expect continued volatility and uncertainty in international prices for crude oil and refined products. Declines in crude oil prices may adversely affect our business, results of operations and financial condition, our capital expenditure plans and the value of our proved reserves.

•	The crude oil and natural gas reserve data in this annual report are only estimates. The reliability of reserve estimates depend on a number of factors, assumptions and variables, such as the quality and quantity of our technical and economic data and the prevailing oil and gas prices applicable to our production, many of which are beyond our control and may prove to be incorrect over time. Results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions in our reserve data. Our actual production, revenues and expenditures with respect to our reserves may differ materially from these estimates because of these revisions.

•	Our proved crude oil reserves decreased gradually and modestly from 2001 to 2003 because the decrease in the crude oil reserves in our Daqing and Liaohe oil regions could not be offset by the increase in the crude oil reserves in our oil regions in northwestern China, such as the Xinjiang oil region, the Changqing oil and gas region and the Tarim oil region. Although our proved crude oil reserves increased slightly in 2004 mainly as a result of the increases in the crude oil reserves in our Xinjiang and Changqing oil regions, we cannot assure you that we will be able to increase or maintain our crude oil reserves in the future by our exploration activities in China. We are actively pursuing business opportunities outside China to supplement our domestic resources. For instance, in June 2005, we entered into an agreement to acquire certain overseas crude oil and natural gas assets from CNPC. We cannot assure you, however, that we can successfully locate sufficient alternative sources of crude oil supply or at all due to the complexity of the international political, economic and other conditions. If we fail to obtain sufficient alternative sources of crude oil supply, our results of operations and financial condition may be materially and adversely affected.

•	The United States Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still be unable to attest to our management’s assessment or may issue a report that concludes that our internal controls over financial reporting are not effective. In preparation for the implementation of the requirements of Section 404, we are undertaking company-wide documentation of internal controls, performing the system and process evaluation and testing required. During the course of our evaluation, documentation and attestation, we have identified certain deficiencies that could adversely affect our ability to record, process, summarize and report financial data consistent with our management’s assertions in our financial statements. Although we have commenced planing for remedial measures to make necessary improvements, we cannot assure you that we will be able to remedy those identified deficiencies in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We are also in the process of conducting further evaluation of our internal control over financial reporting and may identify other deficiencies that we may not be able to remedy in time by the deadline for compliance with Section 404. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADSs or H shares. Furthermore, we have already incurred considerable costs and spent significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. We anticipate that we will continue to incur considerable costs and use significant resources for compliance with Section 404.

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

      See also “Item 4 — Information on the Company — Regulatory Matters”, “Item 5 — Operating and Financial Review and Prospects”, “Item 8 — Financial Information” and “Item 11 — Quantitative and Qualitative Disclosures About Market Risk”.

ITEM 4 — INFORMATION ON THE COMPANY
Introduction
History and Development of the Company

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
      We are China’s largest producer of crude oil and natural gas. Currently, substantially all of our crude oil and natural gas reserves and production-related assets are located in China. In the year ended December 31, 2004, we had total revenue of RMB 388,633 million (US$46,956 million) and net income of RMB 102,927 million (US$12,436 million).
      Our exploration, development and production activities commenced in the early 1950s, when we conducted exploration activities in the Yumen oil region in northwestern China. The discovery of crude oil in 1959 in northeastern China’s Daqing oil region, one of the world’s largest oil regions in terms of proved crude oil reserves, marked the beginning of our large-scale upstream activities. Over the past four decades, we have conducted crude oil and natural gas exploration activities in many regions of China. As of December 31, 2004, we had estimated proved reserves of approximately 10,940.5 million barrels of crude oil and approximately 44,553.6 billion cubic feet of natural gas. We believe that we hold production licenses for a majority of China’s proved crude oil reserves and proved natural gas reserves. In the year ended December 31, 2004, we produced 777.4 million barrels of crude oil and 837.5 billion cubic feet of natural gas for sale, representing an average production of 2.1 million barrels of crude oil and 2.3 billion cubic feet of sales natural gas per day. In 2004, we sold 730.2 million barrels of crude oil and 781.4 billion cubic feet of natural gas. Approximately 82% of the crude oil we sold in the year ended December 31, 2004 was supplied to our refineries.
      We commenced limited refining activities in the mid-1950s, when we began producing gasoline and diesel at refineries in the Yumen oil region. We now operate 25 refineries located in eight provinces, three autonomous regions and one municipality. In 2004, our refineries processed approximately 697.8 million barrels of crude oil or an average of 1.9 million barrels per day. In the year ended December 31, 2004, we produced approximately 60.2 million tons of gasoline, diesel and kerosene and sold approximately 67.0 million tons of these products. In the year ended December 31, 2004, approximately 84% of the crude oil processed in our refineries was provided by our exploration and production segment and approximately 15% of the crude oil processed in our refineries was imported. As of December 31, 2004, our retail distribution network consisted of 14,039 service stations that we own and operate, 427 service stations wholly owned by CNPC or jointly owned by CNPC and third parties to which we provide supervisory support and 2,937 franchise service stations.
      Our chemicals operations commenced in the early 1950s, when we began producing urea at our first petrochemical plant in Lanzhou in northwestern China. In the early 1960s, we began producing ethylene. We currently produce a wide range of basic and derivative petrochemical products and other chemical products at 12 chemical plants located in five provinces and three autonomous regions in China. Our other segments supply substantially all of the hydrocarbon feedstock requirements of our chemicals operations.
      We are China’s largest natural gas transporter and seller in terms of sales volume. Our natural gas transmission and marketing activities commenced in Sichuan in southwestern China in the 1950s. In 2004, our sales of natural gas totaled 781.4 billion cubic feet, of which 657.3 billion cubic feet was sold through our natural gas and pipeline segment. As of December 31, 2004, we owned and operated regional natural gas pipeline networks consisting of 18,995 kilometers of pipelines, of which 17,868 kilometers were operated by our natural gas and pipeline segment. As of December 31, 2004, we owned and operated a crude oil pipeline network consisting of 9,167 kilometers of pipelines with an average daily throughput of approximately 2.0 million barrels of crude oil. As of December 31, 2004, we also had a refined product pipeline network consisting of 2,460 kilometers of pipelines with an average daily throughput of approximately 28,243 tons of refined products.
      We have increased our efforts to pursue attractive business opportunities outside China as part of our business growth strategy to utilize both domestic and international resources to strengthen our competitiveness. In connection with this objective, we established PetroChina International Limited, a wholly owned subsidiary, to focus on international oil and gas exploration and development. In April 2002, we acquired Devon Energy Indonesia Limited from Devon Energy Corporation for a price of RMB 2,068 million (US$250 million). Devon Energy Indonesia Limited holds interests in a number of crude oil and natural gas exploration and production projects in Indonesia, including a 30% interest in an oil and gas production sharing contract relating to the Jabung block located in Sumatra, Indonesia. In April 2003, we acquired a 50% equity interest in Amerada Hess Indonesia Holdings Limited, which holds a 30% interest in the oil and gas production sharing contract relating to the Jabung block, for a price of RMB 679 million (US$82 million). In connection with these acquisitions, we have entered into several take-or-pay agreements with a number of Singaporian customers to supply them with natural gas produced in Indonesia. In the year ended December 31, 2004, our revenue generated from our acquired interests in these crude oil and natural gas exploration and production companies in Indonesia was RMB 994 million (US$120 million). In addition to our reserves in the Jabung block as a result of our acquisition of Devon Energy Indonesia Limited, we had a share of the reserves of approximately 15.2 million barrels of crude oil and approximately 76.5 billion cubic feet of natural gas in the Jabung block, totaling approximately 28.0 million barrel-of-oil equivalent, as of December 31, 2004, as a result of our acquisition of a 50% interest in Amerada Hess Indonesia Holdings Co. Our share of the production in the Jabung block in 2004 derived from our 50% interest in Amerada Hess Indonesia Holdings Co. was approximately 1.07 million barrels of crude oil and approximately 3.67 billion cubic feet of natural gas for sale, totalling approximately 1.68 million barrels-of-oil equivalent.
      In June 2005, we entered into a capital contribution agreement with China National Oil and Gas Exploration and Development Corporation, or CNODC, Central Asia Petroleum Company Limited and Zhong You Kan Tan Kai Fa Company Limited, or Newco, to acquire a 50% interest in Newco, one of CNODC’s subsidiaries, for a consideration of RMB 20,741 million (US$2,506 million) which will be paid to Newco as our capital contribution. Under this agreement, CNODC, a wholly owned subsidiary of CNPC, will transfer certain of its overseas oil and natural gas assets to Newco by December 2005. By the completion of the transactions contemplated by this agreement, each of CNODC and us will own a 50% interest in Newco. We will have the right to appoint four of the seven directors of Newco, which will enable us to maintain effective control over Newco. We also entered into a transfer agreement with Newco at the same time to transfer all of our interest in PetroChina International Limited, the operating entity of our oil and natural gas assets in Indonesia, to Newco for a consideration of RMB 579 million (US$70 million).
      Upon its completion, the acquisition of Newco through capital contribution will allow us to have a 50% share of the oil and natural gas assets currently held by CNPC and located in ten countries, including, among others, Kazakhstan, Venezuela and Peru. Upon consummation of the transactions described above, we expect to significantly expand our overseas operations, increase the level of our oil and gas reserves and production volumes effectively and streamline our existing overseas business in Indonesia with the acquired businesses.
      We currently expect to complete the acquisition and the transfer by December 2005 and February 2006, respectively, subject to completion of all necessary procedures for transferring the target assets to Newco, applicable government approvals, approval by our minority shareholders and certain other conditions set out in the capital contribution agreement and the transfer agreement. After completion of the acquisition and the transfer, CNODC plans to transfer its 50% interest in Newco to CNPC, which will result in CNPC holding the 50% interest in Newco directly.
      In addition, we are currently assessing the feasibility of making further investments in international oil and gas markets.
      In the year ended December 31, 2004, we imported approximately 175.1 million barrels of crude oil, as compared to 123.9 million and 72.3 million barrels of crude oil in the years ended December 31, 2003 and 2002, respectively. A substantial portion of our import crude oil in 2004 was processed in our refineries. We plan to continue to increase the import volume of crude oil in the future.

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

      The following chart illustrates our corporate organization and our shareholding structure:

(1)	Indicates approximate shareholding.

(2)	Includes subsidiary companies and branches without legal person status.

(3)	Represents enterprises directly administered and operated by such segment.

(4)	Includes PetroChina Planning & Engineering Institute, PetroChina Exploration & Development Research Institute, PetroChina International Limited, PetroChina International Co., Ltd and PetroChina Refining & Chemicals Technology Research Center.

      The following chart illustrates our management structure:

(1)	Includes subsidiary companies and branches without legal person status.

(2)	Represents enterprises directly administered and operated by such segment.

General Information
      Our legal name is , and its English translation is PetroChina Company Limited. Our headquarters are located at 16 Andelu, Dongcheng District, Beijing, China, 100011, and our telephone number at this address is (86-10) 8488-6270. Our website address is www.petrochina.com.cn. The information on our website is not part of this annual report.
Launch of New Logo
      Effective December 26, 2004, we began using a new logo “” that is jointly owned by us and CNPC. We have filed an application to register the new logo as a trademark with the State Trademark Bureau of the PRC.

Exploration and Production
      We are engaged in crude oil and natural gas exploration, development and production in China. Substantially all of our total estimated proved crude oil and natural gas reserves are located in China, principally in northeastern, northern, southwestern and northwestern China. The Songliao basin, located in Heilongjiang and Jilin provinces in northeastern China, including the Daqing and Jilin oil regions, accounted for 48% of our proved crude oil reserves as of December 31, 2004 and 49% of our crude oil production in 2004. We also have significant crude oil reserves and operations in the area around the Bohai Bay. The Bohai Bay basin includes the Liaohe, Dagang, Huabei and Jidong oil regions and accounted for 20% of our proved crude oil reserves as of December 31, 2004 and 22% of our crude oil production in 2004. Our proved natural gas reserves and production are generally concentrated in northwestern and southwestern China, specifically in the Erdos, Tarim and Sichuan basins.
      We currently hold exploration licenses covering a total area of approximately 445 million acres and production licenses covering a total area of approximately 15.7 million acres. In 2004, our exploration and production segment had income from operations of RMB 125,571 million (US$15,172 million).
      To further develop our crude oil and natural gas businesses, we have applied to the Ministry of Land and Resources for oil and gas exploration and production licenses covering the southern part of the South China Sea to commence offshore crude oil and natural gas exploration and production. We cannot assure you that we will ultimately obtain these licenses or that we will have sufficient capital to fund these activities.
Reserves
      Our estimated proved reserves as of December 31, 2004 totaled approximately 10,940.5 million barrels of crude oil and approximately 44,553.6 billion cubic feet of natural gas. As of December 31, 2004, proved developed reserves accounted for 80.0% and 37.7% of our total proved crude oil and natural gas reserves, respectively. Total proved hydrocarbon reserves on a barrels-of-oil equivalent basis increased by 3.4% from approximately 17,764.2 million barrels-of-oil equivalent as of the end of 2003 to approximately 18,366.1 million barrels-of-oil equivalent as of the end of 2004. Natural gas as a percentage of total proved hydrocarbon reserves increased from 38.5% as of December 31, 2003 to 40.4% as of December 31, 2004.
      In addition to our reserves in the Jabung block as a result of our acquisition of Devon Energy Indonesia Limited, we had a share of the reserves of approximately 15.2 million barrels of crude oil and approximately 76.5 billion cubic feet of natural gas in the Jabung block, totaling approximately 28.0 million barrel-of-oil equivalent, as of December 31, 2004, as a result of our acquisition of a 50% interest in Amerada Hess Indonesia Holdings Co.
      The following table sets forth our estimated proved reserves and proved developed reserves of crude oil and natural gas as of December 31, 2002, 2003 and 2004. We prepared our reserve estimates as of December 31, 2002, 2003 and 2004 on the basis of a report prepared by DeGolyer and MacNaughton, independent engineering consultants, in accordance with Statement of Financial Accounting Standards No. 69, or SFAS No. 69. Our reserve estimates include only crude oil and natural gas which we believe can be reasonably produced within the current terms of our production licenses. See “Regulatory Matters — Exploration Licenses and Production Licenses” for a discussion of our production licenses. Also see “Item 3 — Key Information — Risk Factors” for a discussion of the uncertainty inherent in the estimation of proved reserves.

	Crude oil	Natural gas(1)	Combined(1)

	(millions of barrels)	(Bcf)	(BOE, in millions)
Proved developed and undeveloped reserves
Reserves as of December 31, 2002	10,937.0	38,816.8	17,406.4
Revisions of previous estimates	199.2	277.6	245.4
Extensions and discoveries	475.7	2,853.3	951.3
Improved recovery	81.2	0	81.2
Purchased reserves(2)	0	0	0
Production for the year(3)	(773.7)	(878.5)	(920.1)
Reserves as of December 31, 2003	10,919.3	41,069.2	17,764.2
Revisions of previous estimates	147.3	55.7	156.6
Extensions and discoveries(4)	542.2	4,405.3	1,276.4
Purchased reserves	0	0	0
Improved recovery	109.0	43.0	116.2
Production for the year(5)	(777.4)	(1,019.6)	(947.3)
Reserves as of December 31, 2004	10,940.5	44,553.6	18,366.1
Proved developed reserves
As of December 31, 2002	9,198.1	11,921.2	11,185.0
As of December 31, 2003(6)	8,884.8	13,373.7	11,113.7
As of December 31, 2004(7)	8,748.1	16,787.1	11,546.0

(1)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

(2)	Excludes our share of the purchased reserves of approximately 16.8 million barrels of crude oil and approximately 76.6 billion cubic feet of natural gas in the Jabung block in Indonesia, totaling approximately 29.6 million barrel-of-oil equivalent, as a result of our acquisition of a 50% interest in Amerada Hess Indonesia Holdings Co. in April 2003.

(3)	Excludes our share of the production of approximately 1.2 million barrels of crude oil and approximately 1.0 billion cubic feet of natural gas in the Jabung block in Indonesia, totaling approximately 1.4 million barrels-of-oil equivalent, as a result of our acquisition of a 50% interest in Amerada Hess Indonesia Holdings Co. in April 2003.

(4)	Excludes our share of the reserve extensions and discoveries of approximately 0.69 million barrels of crude oil and approximately 4.60 billion cubic feet of natural gas in the Jabung block in Indonesia, totaling approximately 1.45 million barrels-of-oil equivalent, as a result of our acquisition of a 50% interest in Amerada Hess Indonesia Holdings Co. in April 2003.

(5)	Excludes our share of the production of approximately 1.07 million barrels of crude oil and approximately 3.67 billion cubic feet of natural gas in the Jabung block in Indonesia, totaling approximately 1.68 million barrels-of-oil equivalent, as a result of our acquisition of a 50% interest in Amerada Hess Indonesia Holdings Co. in April 2003.

(6)	Excludes our share of the proved developed reserves of approximately 4.1 million barrels of crude oil and approximately 21.3 billion cubic feet of natural gas in the Jabung block in Indonesia, totaling approximately 7.7 million barrel-of-oil equivalent, as a result of our acquisition of a 50% interest in Amerada Hess Indonesia Holdings Co. in April 2003.

(7)	Excludes our share of the proved developed reserves of approximately 2.9 million barrels of crude oil and approximately 19.2 billion cubic feet of natural gas in the Jabung block in Indonesia, totalling approximately 6.1 million barrel-of-oil equivalent, as a result of our acquisition of a 50% interest in Amerada Hess Indonesia Holdings Co. in April 2003.

      The following tables set forth our crude oil and natural gas proved reserves and proved developed reserves by region as of December 31, 2002, 2003 and 2004.

	As of December 31,

	2002		2003		2004

	Proved		Proved		Proved
	developed		developed		developed
	and	Proved	and	Proved	and	Proved
	undeveloped	developed	undeveloped	developed	undeveloped	developed

	(millions of barrels)
Crude oil reserves
Daqing	5,073.8	4,729.6	4,832.3	4,407.7	4,615.0	4,122.3
Liaohe	1,227.0	1,007.5	1,168.5	965.0	1,123.1	915.1
Xinjiang	1,102.2	912.5	1,186.9	930.9	1,232.1	921.9
Changqing	885.7	623.1	1,063.6	706.9	1,191.6	769.6
Jilin	585.8	377.2	585.9	367.0	643.8	404.4
Dagang	458.4	364.9	452.1	361.0	482.3	402.0
Tarim	522.0	342.6	553.9	342.2	507.6	374.8
Huabei	494.2	350.8	486.1	335.8	510.3	353.9
Qinghai	240.6	192.7	229.7	182.8	226.1	181.2
Tuha	208.7	189.9	206.9	169.2	218.3	168.4
Sichuan	5.5	5.5	7.1	3.9	8.6	5.3
Other regions(1)	133.1	101.9	146.3	112.4	181.7	129.2

Total	10,937.0	9,198.1	10,919.3	8,884.8	10,940.5	8,748.1

	As of December 31,

	2002		2003		2004

	Proved		Proved		Proved
	developed		developed		developed
	and	Proved	and	Proved	and	Proved
	undeveloped	developed	undeveloped	developed	undeveloped	developed

	(Bcf)
Natural gas reserves(2)
Sichuan	7,461.7	4,040.6	8,131.4	4,522.4	8,729.8	4,767.9
Changqing	11,222.6	2,719.5	12,976.3	3,847.6	14,932.7	4,091.3
Xinjiang	1,707.3	1,036.1	1,698.7	1,084.3	1,712.3	1,036.8
Daqing	1,324.8	1,171.9	1,122.9	946.5	1,060.5	879.4
Qinghai	3,416.1	837.2	3,379.7	889.9	4,603.6	1,583.4
Tarim	11,026.0	591.2	11,086.6	528.7	10,897.8	2,934.8
Liaohe	606.6	530.5	571.8	507.5	522.7	455.4
Tuha	621.2	338.4	711.6	430.1	705.3	427.8
Huabei	395.8	237.5	386.0	227.3	375.9	217.5
Dagang	655.4	252.4	609.5	201.9	599.5	186.8
Jilin	174.3	109.9	191.9	134.4	203.9	150.4
Other regions(1)	204.9	55.9	202.8	53.1	209.6	55.6

Total	38,816.8	11,921.2	41,069.2	13,373.7	44,553.6	16,787.1

(1)	Represents the Jidong and Yumen oil regions and our oil and gas fields in Indonesia as a result of our acquisition of Devon Energy Indonesia Limited in April 2002.

(2)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

Exploration and Development
      We are currently conducting exploration and development efforts in 11 provinces, two municipalities under the direct administration of the central government and three autonomous regions in China. In September 2002, the State Development Planning Commission, the predecessor of the National Development and Reform Commission, approved our proposal to explore, in cooperation with foreign companies, fifteen additional crude oil and natural gas fields with an aggregate area of 75,071 square kilometers located in Qaiddam basin, Erdos basin, Sichuan basin and Xinjiang basin. We believe that we have more extensive experience in the exploration and development of crude oil and natural gas than any of our principal competitors in China. Since early 1950s, we have worked for nearly five decades to develop exploration and recovery technologies and methods tailored to the specific geological conditions in China.
      The following table sets forth the number of wells we drilled, or in which we participated, and the results thereof, for the periods indicated.

Year		Daqing	Xinjiang	Liaohe	Changqing	Huabei	Dagang	Sichuan	Others(1)	Total

2002	Net exploratory wells drilled(2)	67	84	61	170	67	30	28	149	656
	Crude oil	27	63	28	69	28	21	4	60	300
	Natural gas	1	3	0	10	4	0	7	11	36
	Dry(3)	39	18	33	91	35	9	17	78	320
	Net development wells drilled(2)	1,988	1,247	603	1,285	246	212	40	955	6,576
	Crude oil	1,975	1,235	583	1,197	238	205	13	926	6,372
	Natural gas	6	7	20	55	2	3	25	22	140
	Dry(3)	7	5	0	33	6	4	2	7	64
2003	Net exploratory wells drilled(2)	291	170	103	371	82	46	25	287	1,375
	Crude oil	140	115	57	128	49	25	0	99	613
	Natural gas	1	11	2	22	0	0	12	5	53
	Dry(3)	150	44	44	221	33	21	13	183	709
	Net development wells drilled(2)	2,986	1,363	547	1,677	244	202	61	1,192	8,272
	Crude oil	2,975	1,354	528	1,489	241	199	8	1,173	7,967
	Natural gas	4	4	8	134	0	3	36	17	206
	Dry(3)	7	5	11	54	3	0	17	2	99
2004	Net exploratory wells drilled(2)	221	153	68	427	96	53	32	355	1,405
	Crude oil	85	85	40	201	49	32	4	172	668
	Natural gas	3	0	0	22	0	0	17	9	51
	Dry(3)	133	68	28	204	47	21	11	174	686
	Net development wells drilled(2)	2,857	1,440	622	1,675	224	188	76	1,463	8,545
	Crude oil	2,853	1,440	605	1,597	223	184	6	1,387	8,295
	Natural gas	4	0	13	46	1	3	56	73	196
	Dry(3)	0	0	4	32	0	1	14	3	54

(1)	Represents the Jilin, Tarim, Tuha, Qinghai, Jidong and Yumen oil regions.

(2)	“Net” wells refer to the wells after deducting interests of others. No third parties own any interests in any of our wells.

(3)	“Dry” wells are wells with insufficient reserves to sustain commercial production.

Properties
      The following table sets forth our interests in developed and undeveloped acreage by oil region and in productive crude oil and natural gas wells as of December 31, 2004.

	Acreage(1) (thousands of acres)

	Productive wells(1)		Developed		Undeveloped

Oil region	Crude oil	Natural gas	Crude oil	Natural gas	Crude oil	Natural gas

Daqing	37,833	145	625.7	41.2	615.4	79.6
Liaohe	16,577	587	167.9	28.2	117.6	11.1
Xinjiang	15,182	70	317.6	39.1	53.4	8.8
Jilin	12,623	42	267.6	19.5	248.2	25.4
Changqing	9,864	514	271.7	632.0	386.6	2,143.0
Huabei	4,833	78	100.1	9.5	101.8	6.6
Dagang	3,181	53	86.4	15.3	75.5	23.5
Tuha	1,142	43	33.6	11.4	19.7	16.5
Tarim	565	79	113.1	72.2	47.3	84.8
Sichuan	396	987	324.0	372.6	8.2	87.9
Other regions(2)	2,942	167	65.8	10.9	16.1	25.4

Total	105,138	2,765	2,373.5	1,251.9	1,689.8	2,512.6

(1)	Includes all wells and acreage in which we have an interest. No third parties own any interests in any of our wells or acreage.

(2)	Represents the Qinghai, Jidong and Yumen oil regions.
      Approximately 74.6% of our proved crude oil reserves are concentrated in the Daqing, Liaohe and Xinjiang oil regions and the Changqing oil and gas region, and approximately 87.9% of our proved natural gas reserves are concentrated in the Changqing oil and gas region, the Tarim oil region, the Sichuan gas region and the Qinghai oil region. We believe that the Erdos, Junggar, and Songliao basins and Bohai Bay have the highest potential for increasing our crude oil reserve base through future exploration and development, and that the Erdos, Sichuan and Qaiddam basins have the highest potential for increasing our natural gas reserve base through future exploration and development.
Production
      The following table sets forth our historical average net daily crude oil and natural gas production by region and our average sales price for the periods ended December 31, 2002, 2003 and 2004.

	For the year ended
	December 31,
				% of
	2002	2003	2004	2004 total

Crude oil production(1)
(thousands of barrels per day, except percentages or otherwise indicated)
Daqing	1,020.5	985.3	942.0	44.4
Liaohe	259.1	253.6	245.4	11.6
Xinjiang	206.0	217.2	227.1	10.7
Changqing	124.2	142.8	164.6	7.7
Tarim	102.7	107.5	109.9	5.2
Huabei	89.0	88.4	87.6	4.1

	For the year ended
	December 31,
				% of
	2002	2003	2004	2004 total

Jilin	90.4	96.7	102.6	4.8
Dagang	79.2	84.7	97.9	4.6
Tuha	54.1	50.7	48.4	2.3
Other(2)	83.8	92.9	98.5	4.6

Total	2,109.1	2,119.8	2,124.0	100.0%

Annual production (million barrels)	763.5	773.7	777.4
Average sales price
(RMB per barrel)	186.08	225.2	280.4
(US$ per barrel)	22.48	27.2	33.88
Natural gas production(1)(3)
(millions of cubic feet per day, except percentages or otherwise indicated)
Sichuan	808.2	849.0	905.7	39.6
Changqing	335.7	440.3	651.4	28.5
Daqing	137.7	136.2	135.4	5.9
Qinghai	92.3	122.5	145.5	6.4
Tuha	69.8	82.6	92.2	4.0
Xinjiang	53.3	75.9	95.7	4.2
Liaohe	56.0	57.6	58.7	2.6
Huabei	42.1	45.8	44.2	1.9
Tarim	24.6	34.7	89.2	3.9
Dagang	30.6	27.8	26.5	1.1
Other(4)	7.2	18.8	43.8	1.9

Total	1,657.5	1,891.2	2,288.3	100.0%

Annual production (Bcf)	605.0	690.3	837.5
Average sales price
(RMB per Mcf)	19.20	19.37	21.11
(US$ per Mcf)	2.32	2.34	2.55

(1)	Production volumes for each region include our share of the production from all of our cooperative projects with foreign companies in that region.

(2)	Represents production from the Qinghai, Jidong and Yumen oil regions, the Sichuan gas region and our share of production from the oil and gas fields in Indonesia as a result of our acquisition of Devon Energy Indonesia Limited in April 2002.

(3)	Represents production of natural gas for sale.

(4)	Represents production from the Jilin, Jidong and Yumen oil regions and our share of production the oil and gas fields in Indonesia as a result of our acquisition of Devon Energy Indonesia Limited in April 2002.
      In 2004, we supplied approximately 82.0%, 11.2%, 4.2% and 0.5% of our total crude oil sales to our refineries, Sinopec’s refineries, regional refineries controlled by unrelated third parties in China and companies or entities outside China, respectively. We entered into a crude oil mutual supply framework agreement with Sinopec on December 1, 2004 for the supply of crude oil to each other’s refineries in 2005. Under this agreement, we agreed in principle to supply 59.1 million barrels of crude oil to Sinopec, and Sinopec agreed in principle to supply to us approximately 10.3 million barrels of crude oil in 2005 at negotiated prices based on the Singapore market FOB prices for crude oil. See “Item 5 — Operating and Financial Review and Prospects — General — Factors Affecting Results of Operations — Crude Oil Prices” for a detailed discussion of the crude oil premium and discount calculation agreement and its supplemental agreement. For the years ended December 31, 2002, 2003 and 2004, the average lifting costs of our crude oil and natural production were US$4.34 per barrel-of-oil equivalent, US$4.39 per barrel-of-oil equivalent and US$4.61 per barrel-of-oil equivalent, respectively.
Principal Oil and Gas Regions

Daqing Oil Region
      The Daqing oil region, our largest oil and gas producing property, is located in the Songliao basin and covers an area of approximately one million acres. The successful discovery and development of the oil fields in the Daqing oil region marked a critical breakthrough in the history of both our company and the PRC oil and gas industry. In terms of proved hydrocarbon reserves and annual production, the Daqing oil region is the largest oil region in China and one of the most prolific oil and gas properties in the world. We commenced exploration activities in the Daqing oil region in 1955 and discovered oil in the region in 1959. Annual crude oil production volume in the Daqing oil region reached one million barrels per day in 1976 and remained relatively stable until 2002. In 2003 and 2004, our crude oil production volume in the Daqing oil region fell below one million barrels per day to 985.3 thousand barrels per day and 942.0 thousand barrels per day, respectively. As of December 31, 2004, we produced crude oil from 20 fields in the Daqing oil region.
      As of December 31, 2004, our proved crude oil reserves in the Daqing oil region were 4,615.0 million barrels, representing 42.2% of our total proved crude oil reserves. The proved crude oil reserves in our Daqing oil region have gradually decreased since 1996 because the crude oil production exceeded the crude oil reserve additions in our Daqing oil region in each year since 1996. As of December 31, 2002, 2003 and 2004, the proved crude oil reserves in our Daqing oil region were 5,073.8 million barrels, 4,832.3 million barrels and 4,615.0 million barrels, respectively. As a result, we decreased the crude oil production in our Daqing oil region over past years, and plan to continue to decrease the crude oil production in our Daqing oil region each year in the next few years. In 2004, our oil fields in the Daqing oil region produced an average of 942.0 thousand barrels of crude oil per day, representing approximately 44.4% of our total daily crude oil production. The crude oil production in our Daqing oil region decreased by 4.1% from 359.6 million barrels in 2003 to 344.8 million barrels in 2004. In 2004, the crude oil reserve-to-production ratio of the Daqing oil region was 13.4 years, similar to that in 2003.
      The crude oil we produce in the Daqing oil region has an average API gravity of 35.7 degrees. In 2004, the crude oil we produced in the Daqing oil region had an average water cut of 89.1%, increased from the average water cut of 88.4% in 2003.
      Because the crude oil in the Daqing oil region is primarily located in large reservoirs with relatively moderate depths of approximately 900 meters to 1,500 meters and with relatively simple geological structures and most of the crude oil produced at Daqing is medium viscosity oil, lifting costs in the Daqing oil region are relatively low among our oil regions. Crude oil produced using enhanced recovery techniques accounted for 22.6%, 25.1% and 29.9% of our crude oil production from the Daqing oil region in 2002, 2003 and 2004, respectively.
      Because our oil fields in the Daqing oil region are relatively mature, the difficulty of extracting crude oil from these fields has increased in recent years and is likely to continue to increase gradually in the future. As a result, our lifting costs at these fields increased by 9.76% from US$3.79 per barrel for the year ended December 31, 2003 to US$4.16 per barrel for the year ended

December 31, 2004. However, we have adopted a number of measures to contain the increase in our lifting costs at these fields. Those measures include:

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
      Daqing’s crude oil has a low sulfur and high paraffin content. As many refineries in China, particularly those in northeastern China, are configured to refine Daqing crude oil, we have a stable market for the crude oil we produce in the Daqing oil region. In 2004, we refined approximately 75.1% of Daqing crude oil in our own refineries, exported approximately 1.1% and sold the remaining portion to Sinopec or local refineries.

Liaohe Oil Region
      The Liaohe oil region is our second largest crude oil producing property and is located in the northern part of the Bohai Bay basin. We began commercial production in the Liaohe oil region in 1971. The Liaohe oil region covers a total area of approximately 580,000 acres. The Liaohe oil region is China’s third largest oil region in terms of production in 2004.
      As of December 31, 2004, proved crude oil reserves in the Liaohe oil region were 1,123.1 million barrels, representing 10.3% of our total proved oil reserves. In 2004, our oil fields in the Liaohe oil region produced an average of 245.4 thousand barrels of crude oil per day, representing approximately 11.6% of our total daily crude oil production. In 2004, the crude oil reserve-to-production ratio in the Liaohe oil region was 12.5 years. In 2004, the crude oil we produced in the Liaohe oil region had an average API gravity of 26 degrees and an average water cut of 74.2%. We have proved crude oil reserves in 37 fields in the Liaohe oil region, all of which are currently in production. We produce several varieties of crude oil in the Liaohe oil region, ranging from light crude oil to heavy crude oil and high pour point crude oil.
      We have easy access to crude oil pipelines for Liaohe crude oil. The pipelines linking Daqing to Dalian port and Qinhuangdao port pass through the Liaohe oil region. In 2004, we sold about approximately 83.7% of the crude oil we produced at the Liaohe oil region to our own refineries.

Xinjiang Oil Region
      The Xinjiang oil region is located in the Junggar basin in northwestern China. We commenced our operations in the Xinjiang oil region in 1951. The Xinjiang oil region covers a total area of approximately 900 thousand acres. As of December 31, 2004, our proved crude oil reserves in the Xinjiang oil region were 1,232.1 million barrels, representing 11.3% of our total proved crude oil reserves. In 2004, our oil fields in the Xinjiang oil region produced an average of 227.1 thousand barrels of crude oil per day, representing approximately 10.7% of our total crude oil production. In 2004, the crude oil reserve-to-production ratio at the Xinjiang oil region was 14.8 years. In 2004, the crude oil we produced in the Xinjiang oil region had an average API gravity of 36.8 degrees and an average water cut of 72.6%.

Sichuan Gas Region
      The Sichuan gas region is the largest natural gas region in China in terms of annual natural gas production. We began natural gas exploration and production in Sichuan in the 1950s. The Sichuan gas region covers a total area of approximately 2.3 million acres. The natural gas reserve-to-production ratio in the Sichuan gas region was 26.3 years in 2004. As of December 31, 2004, we had 90 natural gas fields under development in the Sichuan gas region.
      As of December 31, 2004, our proved natural gas reserves in the Sichuan gas region were 8,729.8 billion cubic feet, representing 19.6% of our total proved natural gas reserves and an increase of 7.4% from 8,131.4 billion cubic feet as of December 31, 2003. In 2004, our natural gas production for sale in the Sichuan gas region reached 331.5 billion cubic feet, representing 39.6% of our total natural gas production for sale and an increase of 7.0% from 309.9 billion cubic feet in 2003.
      In 2002, we discovered and proved significant natural gas reserves in Luojiazhai gas field in the Sichuan gas region. As of December 31, 2004, Luojiazhai gas field had a total proved natural gas reserve of 1,143.5 billion cubic feet. Currently, Luojiazhai gas field is the largest gas field in the Sichuan basin. We have developed a broad range of technologies relating to natural gas exploration, production, pipeline systems and marketing activities tailored to local conditions in Sichuan. We intend to continue to increase our natural gas reserves, annual natural gas production and revenues in the Sichuan gas region by adopting advanced technologies.
      In November 2002, we obtained approval from the State Development Planning Commission, the predecessor of the National Development and Reform Commission, to construct pipelines to transmit natural gas produced in the Sichuan gas region to major cities in central China. This is known as the Zhong County to Wuhan City natural gas pipeline project. By the end of 2004, we completed the construction and commenced commercial operation of the main line of the Zhong County to Wuhan City natural gas pipeline and its Xiangfan branch pipeline and Huangshi branch pipeline. In addition, we completed the welding of the main part of the Xiangtan branch pipeline and expect to complete the construction and commence the commercial operation of this branch pipeline by the end of June 2005. See “— Natural Gas and Pipeline — Expansion of Our Natural Gas Transmission and Marketing Business” for a discussion of the Zhong County to Wuhan City natural gas pipeline project.

Changqing Oil and Gas Region
      The Changqing oil and gas region covers parts of Shaanxi Province and Gansu Province and the Ningxia and Inner Mongolia Autonomous Regions. We commenced operations in the Changqing oil and gas region in 1970. In 2004, we produced 60.3 million barrels of crude oil in the Changqing oil and gas region.
      In the early 1990s, we discovered the Changqing gas field, which had total estimated proved natural gas reserves of 14,932.7 billion cubic feet as of December 31, 2004, representing 33.5% of our total proved natural gas reserves. In January 2001, we discovered the Sulige gas field with total proved natural gas reserves of 2,500.2 billion cubic feet. In 2004 we produced 238.4 billion cubic feet of natural gas for sale in the Changqing oil and gas region, representing an increase of 48.4% from 160.7 billion cubic feet in 2003. The establishment of a natural gas pipeline from Shaanxi to Beijing in 1997 has significantly expanded the range of target markets for natural gas produced in the Changqing oil and gas region over the years. In the eight years following the establishment of the pipeline, we significantly increased daily natural gas production for sale in the Changqing oil and gas region. We are constructing an additional natural gas pipeline from Shaanxi to Beijing, which is designed to have an annual throughput capacity of 423.8 billion cubic feet of natural gas upon its completion, and expect to complete the construction of this pipeline in 2005. See “— Natural Gas and Pipeline — Expansion of Our Natural Gas Transmission and Marketing Business” for a discussion of this additional Shaanxi to Beijing natural gas pipeline project.

Tarim Oil and Gas Region
      The Tarim oil and gas region is located in the Tarim basin in northwestern China with a total area of approximately 590 thousand acres. As of December 31, 2004, our proved crude oil reserves in the Tarim oil region were 507.6 million barrels. The Kela 2 natural gas field, which we discovered in 1998 in the Tarim oil and gas region, had estimated proved natural gas reserves of approximately 6,320.5 billion cubic feet as of December 31, 2004. As of December 31, 2004, the proved natural gas reserves in the Tarim oil and gas region reached 10,897.8 billion cubic feet, representing 24.5% of our total proved natural gas reserves. Currently, the Kela 2 natural gas field is the largest natural gas field in China in terms of proved natural gas reserves.
      In 2004, we produced 32.6 billion cubic feet of natural gas for sale in the Tarim oil and gas region. We have completed the construction of the pipelines to deliver natural gas in the Tarim oil and gas region to the central and eastern regions of China where there is strong demand for natural gas transmitted through our West to East natural gas pipeline project. See “— Natural Gas and Pipeline — Expansion of Our Natural Gas Transmission and Marketing Business” for a discussion of our West to East natural gas pipeline project. We plan to significantly increase our natural gas production in the Tarim oil and gas region as a result of the commencement of the operation of this West to East natural gas pipeline.

OUR REFINING AND MARKETING SEGMENT

Urumqi
Lhasa
Yellow River
Yangtze River
Beijing
Zhengzhou
Shanghai
Chongqing
Wuhan
Hong Kong
YELLOW SEA
EAST CHINA SEA
SOUTH CHINA SEA

1. Northwest Distribution Company
2. Northeast Distribution Company
3. Southwest Distribution Company
4. East China Distribution Company
5. North China Distribution Company
6. Heilongjiang Distribution Company
7. Jilin Distribution Company
8. Liaoning Distribution Company
9. Dalian Distribution Company
10. Inner Mongolia Distribution Company
11. Ningxia Distribution Company
12. Gansu Distribution Company
13. Shaanxi Distribution Company
14. Qinghai Distribution Company
15. Xinjiang Distribution Company
16. Sichuan Distribution Company
17. Chongqing Distribution Company
18. Tibet Distribution Company
19. Dalian Shipment Company
20. Shandong Distribution Company
21. Liaohe Petrochemical Company
22. Kelamayi Petrochemical Plant
23. Dagang Petrochemical Company
24. Huhhot Petrochemical Company
25. Germu Refinery
26. Yumen Refining and Petrochemical Plant
27. Changqing Xianyang Accessory Plant
28. Nanchong Refinery
29. North China Petrochemical Company
30. Harbin Petrochemical Company
31. Qianguo Petrochemical Company
32. Jinzhou Petrochemical Company (Refining)
33. Jinxi Petrochemical Company
34. Dalian Petrochemical Company (Refining)
35. Fushun Petrochemical Company (Refining)
36. Daqing Petrochemical Company (Refining)
37. Jilin Petrochemical Company (Refining)
38. Urumqi Petrochemical Company (Refining)
39. Lanzhou Petrochemical Company (Refining)
40. Daqing Refinery
41. Liaoyang Petrochemical Company
42. Zepu Petrochemical Plant
43. Dushanzi Petrochemical Company (Refinery)
44. PetroChina Lubricant Company
45. South China Distribution Company
46. Central China Distribution Company
47. Ningxia Refinery and Petrochemical Company
48. Qingyang Petrochemical Company (Refinery)

Refining and Marketing
      We engage in refining and marketing operations in China through 25 refineries, 22 regional sales and distribution branch companies and one lubricants branch company. These operations include crude oil refining and the transportation, storage and marketing of refined products, including gasoline, diesel, kerosene and lubricant, in wholesale, retail and export markets. In 2004, our refining and marketing segment had income from operations of RMB 11,981 million (US$1,448 million).
      The following sets forth the highlights of our refining and marketing segment in 2004:

•	as of December 31, 2004, our refineries’ annual primary distillation capacity totaled 771.4 million barrels of crude oil per year, or 2,113.5 thousand barrels per day;

•	we processed 697.8 million barrels of crude oil, or 1.9 million barrels per day;

•	we produced approximately 60.2 million tons of gasoline, diesel and kerosene and sold approximately 67.0 million tons of these products;

•	as of December 31, 2004, our retail distribution network consisted of:

—	14,039 service stations owned and operated by us,

—	427 service stations wholly owned by CNPC or jointly owned by CNPC and third parties and to which we provide supervisory support, and

—	2,937 franchise service stations owned and operated by third parties with which we have long-term refined product supply agreements; and

•	in 2004, our service stations, which are located throughout China, sold approximately 30.2 million tons of gasoline and diesel, representing 46.5% of the total of these products sold through our marketing operations.
Refining
      Our refineries are located in eight provinces, three autonomous regions and one municipality in the northeastern, northwestern and northern regions of China.

Refined Products
      We produce a wide range of refined products at our refineries. Some of our refined products are consumed internally as feedstocks for our chemical operations. The table below sets forth production volume for our principal refined products for each of the three years ended December 31, 2002, 2003 and 2004.

	Year ended December 31,

Product	2002	2003	2004

	(in thousands of tons)
Diesel	29,229.2	32,778.3	38,185.6
Gasoline	16,646.4	18,255.4	20,049.8
Fuel oil	6,176.8	4,546.1	4,256.8
Naphtha	3,066.0	3,602.8	4,942.8
Asphalt	1,653.5	1,870.5	1,946.8
Kerosene	1,774.7	1,759.3	1,961.8
Lubricants	1,358.9	1,192.5	1,467.8
Paraffin	856.4	984.9	1,140.0

Total	60,761.9	64,989.8	73,951.4

      We generally adjust our product mix to reflect market demand and to focus on the production of high margin products. This has resulted in an overall modest increase in the production of lighter refined products which generally are higher margin products, such as gasoline. Our production volume of lubricants, a high margin product, decreased 12.2% from 1,358.9 thousand tons in 2002 to 1,192.5 thousand tons in 2003, due primarily to the shutting down of inefficient lubricant production facilities in Jilin Petrochemical and Dagang Petrochemical and the maintenance of lubricant production facilities in Daqing Refinery and Daqing Petrochemical. In 2004, we increased our production volume of lubricants to 1,467.8 thousand tons to meet the growing market demands for lubricants. We have decreased our production of low margin products, such as fuel oil.
      In recent years, we have made significant capital investments in facility expansions and upgrades to improve product quality to meet evolving market demand and environmental requirements in China. In each of the three years ended December 31, 2002, 2003 and 2004, our capital expenditures for our refining and marketing segment were RMB 10,503 million, RMB 12,650 million, and RMB 17,467 million (US$2,110 million), respectively. These capital expenditures were incurred primarily in connection with our refining facility upgrades and expansion of our refined product retail marketing network and storage infrastructure. We built or renovated 19 refining facilities in 2004, including, among others, the hydrocracking unit at Daqing Petrochemical with a designed annual capacity of 1,200 thousand tons and the delayed coking unit at Karamy Petrochemical with an annual capacity of 1,200 thousand tons. In 2004, we acquired or constructed an aggregate of 2,276 service stations that are owned and operated by us. In addition, we have also focused on enhancing our processing technologies and methods. These efforts have enabled us to improve the quality of refined products at our refineries, particularly that of gasoline and diesel. We believe that our refined products generally meet product specification and environmental protection requirements as set by the PRC government, including the specification limiting the olefin and sulfur content in gasoline.

Our Refineries
      Most of our refineries are strategically located close to our crude oil storage facilities, along our crude oil and refined product transmission pipelines and/or railways. These systems provide our refineries with secure supplies of crude oil and facilitate our distribution of refined products to the domestic markets. In each of the three years ended December 31, 2002, 2003 and 2004, our exploration and production operations supplied approximately 94%, 86% and 84% respectively, of the crude oil processed in our refineries.
      The table below sets forth certain operating statistics regarding our refineries as of December 31, 2002, 2003 and 2004.

	As of December 31,

	2002	2003	2004

Primary distillation capacity(1) (thousand barrels per day)
Lanzhou Petrochemical(2)	151.8	222.7	212.6
Dalian Petrochemical	212.6	212.6	212.6
Fushun Petrochemical	162.0	162.0	186.2
Daqing Petrochemical	121.5	121.5	121.5
Jinzhou Petrochemical(3)	113.3	113.3	127.5
Jinxi Petrochemical	111.3	111.3	131.6
Jilin Petrochemical(4)	101.2	101.2	107.3
Urumqi Petrochemical	101.2	101.2	101.2
Other refineries	911.1	844.1	913.0

Total	1,986.0	1,989.9	2,113.5

	As of December 31,

	2002	2003	2004

Refining throughput (thousand barrels per day)
Lanzhou Petrochemical(2)	128.6	140.5	166.4
Dalian Petrochemical	136.6	187.7	242.3
Fushun Petrochemical	166.3	172.2	181.7
Daqing Petrochemical	108.2	115.5	119.2
Jinzhou Petrochemical(3)	101.3	105.7	120.8
Jinxi Petrochemical	97.2	108.2	123.9
Jilin Petrochemical(4)	92.3	114.6	129.6
Urumqi Petrochemical	71.7	72.7	81.8
Other refineries	656.7	685.0	740.8

Total	1,558.9	1,702.1	1,906.5

Conversion equivalent(5) (percent)
Lanzhou Petrochemical(2)	31.3	41.9	41.9
Dalian Petrochemical	54.3	54.3	54.3
Fushun Petrochemical	66.9	70.7	70.7
Daqing Petrochemical	61.0	61.0	76.7
Jinzhou Petrochemical(3)	62.5	72.7	63.5
Jinxi Petrochemical	67.3	70.9	60.0
Jilin Petrochemical(4)	54.0	69.8	75.5
Urumqi Petrochemical	50.0	50.0	62.0
Average of other refineries	43.7	39.5	62.4

(1)	Represents the primary distillation capacity of crude oil and condensate.

(2)	Includes Lanzhou Refinery, which was merged into Lanzhou Petrochemical in October 2000 as part of our ongoing restructuring.

(3)	Includes a 19.05% minority interest held by unrelated third parties in Jinzhou Petrochemical Company Limited in the relevant periods.

(4)	Includes Jilin Chemical Industrial Company Limited, in which we held a 67.29% equity interest in the relevant periods. Data regarding the primary distillation capacity, refining throughput and conversion equivalent of Jilin Petrochemical includes a 32.71% minority interest held by unrelated third parties in Jilin Chemical Industrial Company Limited in the relevant periods.

(5)	Stated in fluid catalytic cracking, delayed coking and hydrocracking equivalent/ topping (percentage by weight), based on 100% of balanced distillation capacity.
      In each of the three years ended December 31, 2002, 2003 and 2004, the average utilization rate of the primary distillation capacity at our refineries was 79.1%, 85.6% and 93.2%, respectively. The average yield for our four principal refined products (gasoline, kerosene, diesel and lubricants) at our refineries was 63.7%, 64.2% and 65.3% respectively, in the same periods. “Yield” represents the number of tons of a refined product expressed as a percentage of the number of tons of crude oil from which that product is processed. In each of the three years ended December 31, 2002, 2003 and 2004, the yield for all refined products at our refineries was 91.3%, 91.4% and 91.5% respectively.
      Dalian Petrochemical, Fushun Petrochemical and Lanzhou Petrochemical were our leading refineries in terms of both primary distillation capacity and throughput in 2004. They are all located close to our major oil fields in the northeast and northwest regions of China and produce a wide range of refined products. In October 2000, we consolidate Lanzhou Refinery into Lanzhou Petrochemical as part of our ongoing restructuring. Lanzhou Petrochemical has a strategic position in our plan to expand our markets in refined product sales in the southwestern and central regions of China. It is located in the northwestern part of China, providing easy access to markets in the southwestern and central regions in China. In 2002, we increased the primary distillation capacity at Dalian Petrochemical by 34.5 thousand barrels per day. In 2002, 2003 and 2004, we increased the throughput of Dalian Petrochemical by 15.0 thousand barrels per day, 51.1 thousand barrels per day and 54.6 thousand barrels per day, respectively. We expect the throughput of Dalian Petrochemical to continue to increase in the future. As of December 31, 2004, these four refineries had an aggregate primary distillation capacity of 267.5 million barrels per year, or 732.9 thousand barrels per day, representing approximately 34.7% of the total primary distillation capacity of all our refineries as of the same date. In 2004, these four refineries processed an aggregate of 259.7 million barrels of crude oil, or 709.6 thousand barrels per day, representing approximately 37.2% of our total throughput in the same period.
Marketing
      We market a wide range of refined products, including gasoline, diesel, kerosene and lubricants, through an extensive network of sales personnel and independent distributors and a broad wholesale and retail distribution system across China. As of December 31, 2004, our marketing network consisted of:

•	approximately 790 regional wholesale distribution outlets nationwide. Substantially all of these outlets are located in high demand areas such as economic centers across China, particularly in the coastal areas, along major railways and along the Yangtze River; and

•	14,039 service stations owned and operated by us, 427 service stations wholly owned by CNPC or jointly owned by CNPC and third parties that exclusively sell refined products produced or supplied by us and to which we provide supervisory support under contractual arrangement, and 2,937 franchise service stations owned and operated by third parties.
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
      In 2004, we sold approximately 64.9 million tons of gasoline and diesel. The PRC government and other institutional customers, including railway, transportation and fishery operators, are our long-term purchasers of the gasoline and diesel that we produce. We sell gasoline and diesel to these customers at the ex-factory median prices published by the PRC government with an 8% floating range. See “— Regulatory Matters — Pricing — Refined Products” for a discussion of refined product pricing. In 2004, sales of gasoline and diesel to these customers accounted for approximately 1% and 10% of our total sales of gasoline and diesel, respectively. The following table sets forth our refined product sales volumes by principal product category for each of the three years ended December 31, 2002, 2003 and 2004.

	Year ended December 31,

Product	2002	2003	2004

	(in thousands of tons)
Diesel	33,167.1	36,680.7	43,178.3
Gasoline	19,001.3	19,872.5	21,714.2
Fuel oil	4,327.8	5,748.7	5,747.4
Naphtha	4,142.5	4,836.2	5,325.9
Kerosene	1,884.5	1,789.1	2,116.2
Lubricants	1,997.0	1,774.5	1,974.0
Asphalt	1,344.0	1,711.3	2,348.7
Paraffin	868.7	1,055.5	1,138.1

Total	66,732.9	73,468.5	83,542.8

Wholesale Marketing
      We sell refined products both directly and through independent distributors into various wholesale markets, as well as to utility, commercial, petrochemical, aviation, agricultural, fishery and transportation companies in China. We sold approximately 64.9 million tons of gasoline and diesel through our wholesale operations in 2004, including transfers to our retail operations. We sold approximately 1.0 million tons of gasoline and diesel through our wholesale operations to Sinopec in 2004, representing approximately 2% of our total sales of these products in the same period. In 2004, we sold approximately 18.7 million tons of our other principal refined products.
      As part of the restructuring of the CNPC group in 1999, we completed the implementation of a plan to consolidate our wholesale operations and reduce distribution layers and the number of wholesale outlets. In 2001, we completed a series of initiatives to change the business scope, adjust the business functions or shut down operations in respect of 558 county level outlets. In addition, we merged 18 municipal level outlets in 2001. In 2002, we continued these initiatives by integrating our markets in Shandong Province and Anhui Province, enhancing our logistics system and shutting down a number of inefficient oil storage facilities. In 2003, we further consolidated our wholesale operations. In 2004, we consolidated our sales operations in the southern and central regions of China, respectively, by establishing a branch company in each area which is fully engaged in sales and marketing. We believe the implementation of this strategy has increased the overall efficiency of our marketing operations.

Retail Marketing
      In 2004, we sold approximately 30.2 million tons of gasoline and diesel through our service station network, accounting for 46.5% of the total of these products sold through our marketing operations in the same period. Although sales volumes vary significantly by geographic region, the weighted average sales volume of gasoline and diesel per business day at our service station network in 2002, 2003 and 2004 was 4.8 tons, 4.9 tons and 5.5 tons per service station, respectively.
      We sell our refined products to service stations owned and operated by CNPC. These service stations sell exclusively refined products produced or supplied by us in accordance with contractual arrangements between CNPC and us. Under these contractual arrangements, we also provide supervisory support to these service stations.
      We currently operate a majority of our service stations under the tradename of “PetroChina”. We intend to gradually adopt our new logo “ ” for all our service stations in the next few years.

      Most of the service stations in our service station network are concentrated in the northern, northeastern and northwestern regions of China where we have a dominant wholesale market position. However, the eastern and southern regions of China have a higher demand for gasoline and diesel. We have made significant efforts in recent years to expand our sales and market share in those regions through expanding the number of our service stations and storage facilities in those regions. As part of our expansion initiatives, in 2001, we commenced negotiations with BP Amoco p.l.c. with the purposes of establishing a Sino-foreign equity joint venture to engage in the development and operation of service stations in Guangdong Province. On May 14, 2004, we entered into the Joint Venture Contract and the Articles of Association with BP Global Investments Limited, a subsidiary of BP Amoco p.l.c., to form BP PetroChina Petroleum Company Limited in Guangdong Province. We and BP Global Investments Limited hold 51% and 49% equity interests in BP PetroChina Petroleum Company Limited, respectively. We expect that BP PetroChina Petroleum Company Limited will build, acquire and manage approximately 500 service stations in Guangdong Province within three years from its establishment. As of December 31, 2004, BP PetroChina Petroleum Company Limited owned and operated 395 service stations in the eastern and northern regions of Guangdong Province.
      We invested a total of RMB 10,117 million in expanding our service station network in 2004, of which 71% was invested in the eastern and southern regions of China. In 2004, we sold approximately 13,130 thousand tons of gasoline and diesel through our owned and franchised service stations in these regions, as compared to approximately 8,280 thousand tons and approximately 9,916 thousand tons we sold in 2002 and 2003, respectively.
      In 2004, we acquired or constructed an aggregate of 2,276 service stations that are owned and operated by us, of which 1,423 are in the eastern and southern regions of China. We plan to further increase our retail market share and improve the efficiency of our retail operations, with a continued focus on the eastern and southern regions of China. We plan to invest approximately RMB 7,300 million in 2005 to expand our service station network by adding approximately 1,500 new service stations.
      The following table sets forth the number of the service stations in our marketing network as of December 31, 2004:

Owned and operated by us(1)	14,039
Wholly owned by CNPC or jointly owned by CNPC and third parties(2)	427
Franchised	2,937

Total	17,403

(1)	Includes 395 service stations owned and operated by BP PetroChina Petroleum Company Limited.

(2)	These service stations exclusively sell refined products produced or supplied by us. We also provide supervisory support to these service stations.
      In order to improve the efficiency and profitability of our existing service station network, we standardize the interior and exterior of our service stations, our service procedures, staff uniforms and the product quality of all our service stations. We are in the process of promoting the use of pre-paid gasoline/ diesel filling cards at our service stations. We have equipped 620 service stations located in 14 municipalities with facilities that allow customers to purchase gasoline or diesel with their pre-paid filling cards. In addition to selling gasoline and diesel, we have gradually increased the sale of lubricants and other non-fuel products at our service stations.

OUR CHEMICALS AND MARKETING SEGMENT

YELLOW SEA
EAST CHINA SEA
SOUTH CHINA SEA
Yellow River
Yangtze River
Beijing
Hong Kong
1 Daqing Refinery and Petrochemical Company
2 Daqing Petrochemical Company
3 Jilin Petrochemical Company
4 Fushun Petrochemical Company
5 Liaoyang Petrochemical Company
6 Lanzhou Petrochemical Company
7 Urumqi Petrochemical Company
8 Dushanzi Petrochemical Company
9 Ningxia Petrochemical Company
10 Dalian Petrochemical Company
11 Huabei Petrochemical Company
12 Huhhot Petrochemical Company

Chemicals and Marketing
      Through 12 chemical plants, we produce basic petrochemical products, derivative petrochemical products, and other chemical products. In 2004, our chemicals and marketing segment had income from operations of RMB 7,655 million (US$925 million).
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
Our Chemical Products
      The table below sets forth the production volumes of our principal chemical products for each of the three years ended December 31, 2002, 2003 and 2004.

	Year ended December 31,

	2002	2003	2004

	(in thousand tons)
Basic petrochemicals
Propylene	1,523.9	1,833.7	1,969.1
Ethylene	1,582.0	1,817.9	1,845.6
Benzene	558.7	683.8	712.7
Derivative petrochemicals
Synthetic resin
Polyethylene	1,014.4	1,208.0	1,309.5
Polypropylene	759.0	917.1	961.6
ABS	166.7	208.7	228.1
Other synthetic resin products	27.3	35.1	27.6
Synthetic fiber
Polyacrylic fiber	78.6	83.7	108.1
Terylene fiber	173.0	116.6	94.3
Other synthetic fiber products	15.5	11.4	7.4
Synthetic rubber
Butadiene styrene rubber	134.9	147.3	190.2
Other synthetic rubber products	79.1	98.8	95.6
Intermediates
Alkylbenzene	175.3	204.7	194.9
Other chemicals
Urea	3,411.2	3,579.6	3,652.3
Ammonium nitrate	143.2	46.5	32.0
      We are one of the major producers of ethylene in China. We use the bulk of the ethylene we produce as a principal feedstock for the production of many chemical products, such as polyethylene. In 2001, we implemented a five-year plan to invest RMB 10,000 million to upgrade our ethylene production facilities at Daqing Petrochemical, Jilin Petrochemical, Liaoyang Petrochemical,

Dushanzi Petrochemical and Lanzhou Petrochemical. As of December 31, 2004, we had invested approximately RMB 4,187 million (US$506 million) for these upgrade projects. Except for the on-going project at Lanzhou Petrochemical, we have completed all of the other upgrading projects we implemented in 2001. As of December 31, 2004, we had a total ethylene production capacity of 1,850 thousand tons per year, as compared to 1,730 thousand tons of ethylene production capacity as of December 31, 2003. In 2004, the production volume of ethylene increased by 1.5% from 1,818 thousand tons in 2003 to 1,846 thousand tons. We are currently conducting further upgrading of our ethylene production facilities. We expect to complete the further upgrading of the ethylene production facilities at Daqing Petrochemical, Lanzhou Petrochemical, Jilin Petrochemical and Liaoyang Petrochemical prior to 2007, and the ethylene production facilities at Dushanzi Petrochemical by 2008. The petrochemical ethylene projects at Fushun Petrochemical and Sichuan Petrochemical are pending for approval of the National Development and Reform Commission. We expect to have a total ethylene production capacity of 2,960 thousand tons per year in 2007.
      In 2004, the monthly average capacity utilization rate at our ethylene production facilities was 99.6%. The cost of ethylene production is an important component of our overall chemical production costs. Reduction of energy consumption and raw material loss is a key factor in reducing ethylene production costs. After we implemented a series of measures in 2003 and 2004 to reduce energy consumption, the average energy consumption of our ethylene production facilities decreased from 794.6 kilograms of standard oil per ton in 2002 to 754.1 kilograms in 2003 and 734.3 kilograms in 2004. However, this is still significantly higher than the world average of 500 to 690 kilograms of standard oil per ton. We plan to continue to implement measures to reduce our energy consumption.
      In addition, high ethylene percentage loss has also contributed to the relative high cost of our ethylene production. In order to reduce high ethylene percentage loss in our ethylene production, we have implemented a series of measures at our chemical plants in the past two years, such as improving our process management of key units for ethylene production, reducing unplanned temporary interruptions of our chemical facilities and enhancing pyrolysis material composition and production plans. As a result, the average ethylene percentage loss at our chemical plants decreased from 0.83% in 2002 to 0.57% in 2003 and to 0.54% in 2004. We believe that these measures will enable us to continue to reduce the cost of our ethylene production without incurring significant capital expenditures.
      We produce a number of synthetic resin products, including polyethylene, polypropylene and ABS. As of December 31, 2004, our production capacities for polyethylene, polypropylene and ABS were 1,212.5 thousand tons, 988.5 thousand tons and 220 thousand tons, respectively. In 2004, we produced 1,309.5 thousand tons, 961.6 thousand tons and 228.1 thousand tons of polyethylene, polypropylene and ABS, respectively. Currently, China imports significant volumes of these products to meet the domestic demand due to an inadequate supply of high-quality domestically produced polyethylene, polypropylene and ABS. We intend to increase the production, and improve the quality, of these products. We are currently building new production facilities with new technology for the production of these products in Daqing Petrochemical, Daqing Refining and Chemical, Jilin Petrochemical, Lanzhou Petrochemical and other branch companies. We experienced a decrease in the production volume of ABS in 2002. This decrease was due primarily to the termination of the lease for a major ABS production line at Daqing Petrochemical Company in 2002. Since 2002, we have implemented a number of measures to upgrade our ABS production facilities at our petrochemical companies in order to replace the lost ABS production capacity at Daqing Petrochemical Company. In 2003, Jilin Petrochemical Company increased its ABS production capacity to 170.0 thousand tons per year by upgrading its ABS production facilities. Primarily as a result of this, the production volume of ABS increased by 25.2% to 208.7 thousand tons in 2003. In 2004, our production volume of ABS was 228.1 thousand tons, representing an increase of 9.3% from 2003. Our production volume of polyethylene and polypropylene in 2004 increased by 8.4% and 4.9%, respectively, as compared with 2003.

Sales and Marketing
      Our chemical products are distributed to a number of industries that manufacture components used in a wide range of applications, including automotive, construction, electronics, medical manufacturing, printing, electrical appliances, household products, insulation, packaging, paper, textile, paint, footwear, agriculture and furniture industries.
      The following table sets forth the sales volumes of our chemical products by principal product category for each of the three years ended December 31, 2002, 2003 and 2004.

	Year ended December 31,

Product	2002	2003	2004

	(in thousands of tons)
Derivative petrochemicals
Synthetic resin
Polyethylene	1,008.3	1,205.0	1,423.6
Polypropylene	589.2	717.2	793.3
ABS	210.5	204.5	231.8
Synthetic fiber
Terylene fiber	172.2	132.9	103.6
Polyacrylic fiber	84.9	81.2	115.8
Synthetic rubber
Butadiene styrene rubber	136.5	144.7	187.8
Intermediates
Alkylbenzene	135.3	110.1	110.9
Other chemicals
Urea	2,967.5	3,766.8	3,662.8
Ammonium nitrate	145.5	51.1	32.8

Natural Gas and Pipeline
      We are China’s largest natural gas transporter and seller in terms of sales volume, with revenues of RMB 18,255 million (US$2,206 million) and total sales volume of 781.4 billion cubic feet in 2004, of which 657.3 billion cubic feet was sold by our natural gas and pipeline segment. In 2004, our natural gas and pipeline segment had income from operations of RMB 2,535 million (US$306 million). We sell natural gas primarily to fertilizer and chemical companies, commercial users and municipal utilities owned by local governments.
      The following table sets forth the length of our natural gas pipelines as of December 31, 2002 2003 and 2004 and the volume of natural gas sold by us in each of the three years ended December 31, 2002, 2003 and 2004.

	As of December 31 or
	year ended December 31,

	2002	2003	2004

Length of natural gas pipelines used by our natural gas segment (km)	12,299	14,017	17,868
Total length of natural gas pipelines (km)	13,391	15,144	18,995
Volume of natural gas sold by our natural gas segment (Bcf)	486.3	543.4	657.3
Total volume of natural gas sold(1)(Bcf)	588.4	651.0	781.4

(1)	Represents the aggregate volume of natural gas sold by our natural gas and pipeline segment and our exploration and production segment, including the sales to our natural gas and pipeline segment by our exploration and production segment.
      Currently, natural gas consumption in China represents 2.6% of China’s total primary energy consumption. The PRC government has forecast that natural gas consumption in China will represent 6% of China’s total primary energy consumption in 2010. We believe this growth will provide us with the opportunity to expand our natural gas business.
      In addition, we also conduct the operation of crude oil and refined product transmission and storage infrastructure in the natural gas and pipeline segment.
Our Principal Markets for Natural Gas
      In 2004, 50.7%, 21.4%, 17.8%, 3.0%, 2.3% and 4.8% of our natural gas sales were to the southwestern, northern, northwestern, northeastern, central, and eastern regions of the PRC, respectively.
      Currently, Sichuan Province and Chongqing Municipality in southwest China are two of our principal markets for natural gas. We sold 296.4 billion cubic feet of natural gas to Sichuan Province and Chongqing Municipality in 2004, as compared to 276.2 billion cubic feet in 2003, representing approximately 37.9% of our total natural gas sales in 2004. We supply natural gas to Sichuan Province and Chongqing Municipality from our exploration and production operations in the Sichuan oil region. Our natural gas pipelines in these areas are well developed, consisting of a natural gas transmission network with a total length of approximately 6,644 kilometers. As these areas lack adequate supply of alternative energy resources, such as coal, we believe that we can further expand our natural gas sales as energy demand increases in these areas.
      Beijing Municipality, Tianjin Municipality, Hebei Province and Shandong Province in northern China have high energy consumption levels. These areas are also important markets for our natural gas transmission and marketing business. We sold an aggregate of 140.2 billion cubic feet of natural gas to these areas in 2004, as compared to 122.2 billion cubic feet in 2003. Our natural gas sales to Beijing Municipality increased 12.2% from 83.1 billion cubic feet in 2003 to 93.2 billion cubic feet in 2004. We supply natural gas to Beijing Municipality, Tianjin Municipality and Hebei Province primarily from the Changqing oil region through the Shaanxi to Beijing natural gas pipeline, which is one of our natural gas trunk pipelines, and from the Huabei and Dagang oil regions. Currently, we have 2,046 kilometers of natural gas pipelines in these areas.
      Henan Province, Anhui Province, Shanghai Municipality and other provinces and cities in the Yangtze River Delta, Wuhan City and other regions in Hubei Province, Hunan Province, Lanzhou City and other areas in Gansu Province, Qinghai Province and Shanxi Province are also natural gas markets we are developing. In 2004, we completed the construction and commenced commercial operation of the mainlines of the West to East natural gas pipeline and the Zhong County to Wuhan City natural gas pipeline, which link our Xinjiang, Changqing and Sichuan gas fields with these areas.
      Each year, we must supply natural gas to customers subject to the government-formulated guidance supply plan first as required by the PRC government. We enter into natural gas supply contracts with those customers on the basis of the amount of natural gas to be supplied according to the guidance supply plan for the following year’s supply.
      We have entered into long-term take-or-pay contracts with 16 municipalities and enterprises in Qinghai Province, Gangsu Province, Shanxi Province and Tianjin Municipality, 25 municipalities and enterprises in Hubei Province and Hunan Province, 12 municipalities in Shandong Province and 40 municipalities and enterprises in Henan Province, Anhui Province, Shanghai Municipality and other provinces located in the Yangtze River Delta. Under these take-or-pay contracts, we have agreed in principle to supply natural gas to these customers in the next 20 to 25 years at prices determined based on the ex-factory prices published by the National Development and Reform Commission, formerly the State Development Planning Commission, supplemented by the pipeline transportation tariffs. See “— Regulatory Matters — Pricing — Natural Gas” for a discussion of natural gas pricing.
      In 2004, we sold 583 billion cubic feet, or 88.7% of the natural gas sales volume of our natural gas and pipeline segment, to customers not subject to the government-formulated guidance supply plan, such as commercial end users and municipal utilities, representing a 26.4% increase over 2003. We believe that sales volume of our natural gas to customers not subject to the government-formulated guidance supply plan as a percentage of our total sales will continue to increase. See “— Regulatory Matters — Pricing — Natural Gas” for a discussion of the government-formulated guidance supply plan.
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
      We believe that these policies have had a positive effect on the development and consumption of natural gas in many municipalities that are our existing or potential markets for natural gas. We believe that these favorable policies will continue to benefit our natural gas business.
Natural Gas Transmission Infrastructure
      As of December 31, 2004, our natural gas and pipeline segment owned and operated approximately 17,868 kilometers of natural gas pipelines in China, which represented the vast majority of China’s onshore natural gas pipelines. Our existing natural gas pipelines form regional natural gas supply networks in southwestern and northern China. Our experience in the design, construction management and operation of our existing natural gas pipelines has enabled us to develop relatively advanced technologies and skills in China in long distance pipeline design, construction and automated operational communications. We believe that we will continue to benefit from those technologies and skills in the future expansion of our natural gas pipeline networks and their ancillary facilities.
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
      In October 2004, we completed the construction of the main line of our West to East natural gas pipeline and commenced commercial operation in December 2004. Our West to East natural gas pipeline project is designed to link our natural gas fields in Xinjiang and Changqing with Henan Province, Anhui Province, Shanghai Municipality and other areas in the Yangtze River Delta. The total length of the main line for the West to East natural gas pipeline project is 3,786 kilometers. As of December 31, 2004, we had invested RMB 25,300 million in this project. We are currently constructing and will continue in the next few years the construction of the branch pipelines and connecting pipelines for the West to East natural gas pipeline project, including the pipeline connecting our West to East natural gas pipeline with the second Shaanxi to Beijing natural gas pipeline. This connecting pipeline starts at Qingshan in Jiangsu Province and ends at Anping in Hebei Province with a total length of 910 kilometers. We commenced the construction of this connecting pipeline at the end of 2004 and expect to complete the construction and commence commercial operation by the end of 2005. As of May 31, 2005, we had entered into take-or-pay contracts with 40 subscribers and distributors to supply them with natural gas through the West to East natural gas pipeline. We believe that the successful completion of this natural gas pipeline and associated storage facilities will substantially enhance our ability to capitalize on anticipated growth in demand for natural gas in these regions.
      The Zhong County to Wuhan City natural gas pipeline is designed to link the Sichuan gas region with Wuhan City, the other areas in Hubei province and Hunan Province, and has a designed annual throughput capacity of 105.9 billion cubic feet of natural gas. We commenced the construction of the pipeline in August 2003. In December 2004, we completed the construction and commenced commercial operation of the main line of the Zhong County to Wuhan City natural gas pipeline and its Xiangfan branch pipeline and Huangshi branch pipeline. We expect to complete the construction and commence commercial operation of the Xiangtan branch line by the end of June 2005. As of May 31, 2005, we had entered into take-or-pay contracts with 25 municipalities and enterprises in Hubei Province and Hunan Province to supply them with natural gas to be transmitted through the main line and branch lines of the Zhong County to Wuhan City pipeline.
      We are in the process of constructing the second natural gas pipeline from Shaanxi to Beijing Municipality with a total length of 860 kilometers. This second Shaanxi to Beijing natural gas pipeline will deliver natural gas from our Changqing oil and gas region to Shaanxi Province, Shanxi Province, Hebei Province and Beijing Municipality with a designed annual throughput capacity of 423.8 billion cubic feet of natural gas. We expect to complete the construction of the second Shaanxi to Beijing natural gas pipeline in 2005.
      On July 4, 2002, we, Sinopec and an international investment consortium, which consists of six multinational energy companies including Shell International Gas Limited, OAO Gazprom and ExxonMobil China Gas Pipeline Limited, entered into a West to East Joint Venture Framework Agreement. This agreement contemplates a number of structural and operation principles relating to the West to East project. However, the parties to the agreement failed to, after thorough discussions among all parties, reach a consensus with respect to the construction and operation of the West to East pipeline project. As a result, all parties agreed to terminate the agreement. Upon the termination of the agreement, we expect to independently construct and operate this pipeline. All of the parties to the agreement hope that they will have other cooperation opportunities in the future.
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
      As of December 31, 2004, our crude oil transportation and storage infrastructure consisted of:

•	9,167 kilometers of crude oil pipelines with an average daily throughput of approximately 2.0 million barrels; and

•	crude oil storage facilities with an aggregate storage capacity of approximately 13.9 million cubic meters.
      We deliver crude oil to customers through our pipeline and storage facility network, through crude oil storage facilities that we lease from third parties and by ships leased by customers. In 2004, approximately 86.1% of our crude oil production was delivered to our refineries through our crude oil pipeline network. We believe that our crude oil pipeline network is sufficient for our current and anticipated transportation needs. During the past three years, we have not experienced any delays in delivering crude oil due to pipeline capacity constraints.
      Our transportation and storage infrastructure also includes:

•	2,460 kilometers of refined product pipelines with an average daily throughput of approximately 28,243 tons; and

•	refined product storage facilities with a total storage capacity of approximately 16.6 million cubic meters.
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
Natural Gas and Pipeline Operations
      We are the largest supplier of natural gas in terms of volume of natural gas supplied. Currently, we face very limited competition in the supply of natural gas in Beijing Municipality, Tianjin Municipality, Hebei Province, Shanghai Municipality, Jiangsu Province, Zhejiang Province, Anhui Province, Henan Province, Hubei Province, Hunan Province and the northwestern regions of China, our existing principal markets for natural gas. Currently, Sinopec has natural gas fields in Sichuan Province and sells natural gas to users in that province. We, therefore, have limited competition from

Sinopec in our markets in Sichuan Province. Further, we intend to expand our markets for natural gas into the coastal regions in eastern China where we may face competition from CNOOC and, to a lesser extent, Sinopec. We believe that our dominant natural gas resources base, our relatively advanced technologies and skills in managing long distance pipelines will enable us to continue to be a dominant player in the natural gas markets in China.
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
      We anticipate that the environmental laws and regulations to which we are subject will become increasingly strict and are therefore likely to have an increasing impact on our operations. It is difficult, however, to predict accurately the effect of future developments in such laws and regulations on our future earnings and operations. Some risk of environmental costs and liabilities is inherent in certain of our operations and products, as it is with other companies engaged in similar businesses. We cannot assure you that material costs and liabilities will not be incurred. However, we do not currently expect any material adverse effect on our financial condition or results of operations as a result of compliance with such laws and regulations. We paid pollutant discharge fees of approximately RMB 113 million and RMB 155 million and RMB 182 million (US$22 million) in 2002, 2003 and 2004, respectively.
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
      Our capital expenditures on environmental programs in 2002, 2003 and 2004 were approximately RMB 1,363 million, RMB 1,076 million and RMB 1,345 million (US$163 million), respectively.
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
      We believe that these preventative measures have helped minimize the possibility of similar incidents resulting in serious casualties and environmental consequences. In addition, the adoption of these preventative measures has not required significant capital expenditures to date, and therefore, will not have a material adverse effect on our results of operations and financial condition.
Legal Proceedings
      We are not involved in any judicial and arbitral proceedings, the results of which, in the aggregate, would have a material adverse impact on our financial condition.
Properties
      Under a restructuring agreement we entered into with CNPC on March 10, 2000 in connection with the restructuring of the CNPC group and the establishment of our company, CNPC undertook to us the following:

•	CNPC would use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land, which were leased or transferred to us from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

•	CNPC would complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively owned land on which 116 service stations owned by us are located; and

•	CNPC would obtain individual building ownership certificates in our name for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.
      As of December 31, 2004, CNPC obtained formal land use right certificates for 26,549 of the 28,649 parcels of land and ownership certificates for some buildings. The necessary governmental procedures for the above-mentioned service stations located on collectively owned land have not been completed to date. Our directors confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. Our directors believe that this will not have any material adverse effect on our results of operations and financial condition.
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

Regulatory Matters
Overview
      China’s oil and gas industry is subject to extensive regulation by the PRC government with respect to a number of aspects of exploration, production, transmission and marketing of crude oil and natural gas as well as production, transportation and marketing of refined products and chemical products. The following central government authorities exercise control over various aspects of China’s oil and gas industry:

•	The Ministry of Land and Resources has the authority for granting, examining and approving oil and gas exploration and production licenses, the administration of registration and transfer of exploration and production licenses.

•	The Ministry of Commerce, which was established in March 2003 to consolidate the authorities and functions of the former State Economic and Trade Commission and the former Ministry of Foreign Trade and Economic Cooperation:

—	sets the import and export volume quotas for crude oil and refined products according to the overall supply and demand for crude oil and refined products in China as well as the WTO requirements for China;

—	issues import and export licenses for crude oil and refined products to oil and gas companies that have obtained import and export quotas; and

—	examines and approves production sharing contracts and Sino-foreign equity and cooperative joint venture contracts.

•	The National Development and Reform Commission, which was established in March 2003 to consolidate the authorities and functions of the former State Development Planning Commission and the former State Economic and Trade Commission:

—	has the industry administration and policy coordination authority over China’s oil and gas industry;

—	determines mandatory minimum volumes and applicable prices of natural gas to be supplied to certain fertilizer producers;

—	publishes guidance prices for natural gas and retail median guidance prices for certain refined products, including gasoline and diesel;

—	approves significant petroleum, natural gas, oil refinery and chemical projects set forth under the Catalogues of Investment Projects Approved by the Central Government; and

—	approves Sino-foreign equity and cooperative projects exceeding certain capital amounts.
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
      Applicants for exploration licenses must first register with the Ministry of Land and Resources blocks in which they intend to engage in exploration activities. The holder of an exploration license is obligated to make a progressively increasing annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. Investments range from RMB 2,000 per square kilometer for the initial year to RMB 5,000 per square kilometer for the second year, and to RMB 10,000 per square kilometer for the third and subsequent years. Additionally, the holder has to pay an annual exploration license fee that starts at RMB 100 per square kilometer for each of the first three years and increases by an additional RMB 100 per square kilometer per year for subsequent years up to a maximum of RMB 500 per square kilometer. The maximum term of an exploration license is seven years, subject to twice renewal upon expiration of the original term, with each renewal being for a two-year term. At the exploration stage, an applicant can also apply for a progressive exploration and production license that allows the holder to test and develop reserves not yet fully proven. The progressive exploration and production license has a maximum term of 15 years. Upon the reserves becoming proved for a block, the holder must apply for a full production license in order to begin production. In addition, the holder needs to obtain the right to use that block of land. Generally, the holder of a full production license must obtain a land use rights certificate for industrial land use covering that block of land.
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
      Among the major PRC oil and gas companies, PetroChina and Sinopec have exploration licenses and production licenses for the exploration and production of onshore crude oil and natural gas in China. CNOOC and Sinopec (through its subsidiary CNSPC) have exploration licenses and production licenses for the exploration and production of offshore crude oil and natural gas in China.
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

Refined Products
      Previously, only PetroChina, Sinopec and joint ventures established by the two companies had the right to conduct gasoline and diesel wholesale business. Other companies, including foreign invested companies, were not allowed to engage in wholesale of gasoline and diesel in China’s domestic market. In general, only domestic companies, including Sino-foreign joint venture companies, were permitted to engage in retail of gasoline and diesel. Since January 1, 2005 when Interim Measures on Administration over the Market of Refined Products became effective, all entities meeting certain requirements are allowed to submit applications to the Ministry of Commerce to conduct gasoline and diesel wholesale and retail businesses. See “Item 3 — Key Information — Risk Factors” for a discussion of the likely impact on the distribution of refined products in China after China’s admission to the WTO.

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

Transportation and Refining
      The PRC regulations permit foreign minority ownership in pipeline transportation, oil storage facilities and oil jetties. There is no express general restriction on foreign investment in refineries and petrochemical facilities. However, construction of new refinery or ethylene facilities, expansion of existing refinery facilities and upgrading of existing ethylene facilities by increasing annual production capacity of more than 200 thousand tons are subject to the approval of relevant government authorities. The production of ethylene with an annual production capacity exceeding 600 thousand tons must be conducted by companies majority-owned by Chinese entities. Furthermore, when appropriate, projects must receive necessary approvals from relevant PRC government agencies. See “Item 3 — Key Information — Risk Factors”.
Import and Export
      The import and export of crude oil and the export of refined products is subject to automatic filing and quota control in China. Currently, 25 companies are qualified to import crude oil and 120 companies are qualified to export refined products. The import of refined products was subject to quota and licensing control until the end of 2003. Since January 1, 2004, the import of refined products by state-owned entities has been exempted from import quota, licensing control and is subject to automatic filing control. The Ministry of Commerce sets the annual import and export volumes and quotas for crude oil and refined products by taking into account the supply and demand in China as well as the WTO requirements for China. The Ministry of Commerce is also responsible for issuing import and export licenses for products subject to quotas. Upon receiving quota allocation, refining companies or enterprises can import crude oil through State-authorized import companies. See “Item 3 — Key Information — Risk Factors” for a discussion of the expected opening of domestic markets to foreign competition in China.
      The PRC government authorities have granted PetroChina the right to conduct crude oil and refined product import and export business. PetroChina holds quota to import and export crude oil and refined products, and conducts import and export of crude oil and refined products through its affiliates, China National United Oil Corporation and PetroChina International Co., Ltd., which are qualified to import and export crude oil and refined products.
Capital Investment and Financing
      Capital investments in exploration and production of crude oil and natural gas made by Chinese oil and gas companies are subject to approval by or filing with relevant government authorities. The development of new oil field with an annual production capacity equal to or exceeding one million tons and new natural gas field with an annual production capacity equal to or exceeding two billion cubic meters is required to be approved by the National Development and Reform Commission. Any other development project of crude oil and natural gas needs to be filed with the National Development and Reform Commission. Oil and gas companies need to obtain approval from the National Development and Reform Commission and the State Administration of Foreign Exchange to borrow from foreign banks and foreign governments in connection with those capital investments.

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

Tax item	Tax base	Tax Rate

Corporate income tax	Taxable income	Generally at a rate of 33%. However, our qualified branch companies in the west regions of the PRC are entitled to a rate of 15%. Tax concession or exemption enjoyed by any subsidiary or branch company continues to apply.
Value-added tax	Revenue	13% for liquified natural gas, natural gas, agricultural film and fertilizers and 17% for other items. PetroChina charges value-added tax from its customers at the time of settlement on top of the selling prices of its products on behalf of the taxation authority. The value-added tax paid by PetroChina for purchasing materials to be consumed during the production process and for charges paid for drilling and other engineering services and labor are deducted from output value-added tax payable by PetroChina. 11% of the value-added tax paid in connection with export of gasoline is subject to rebate.
	Sales volume	5% for the Sino-foreign oil and gas exploration and development cooperative projects. However input value-added tax cannot be deducted.
Business tax	Revenue from transportation services	3%
Consumption tax	Aggregate volume sold or self-consumed	RMB 277.6 per ton for gasoline; since January 1, 1999, RMB 388.64 per ton for leaded gasoline.

RMB 117.6 per ton for diesel

All consumption taxes paid in connection with export of gasoline are subject to a full rebate.
Resource tax	Aggregate volume sold or self-consumed	RMB 8 to 30 per ton for crude oil

RMB 2 to 15 per thousand cubic meter for natural gas

The actual applicable rate for each oil field may differ depending on the resource differences, volume of the exploration and production activities and costs required for the production at the particular oil field.

Tax item	Tax base	Tax Rate

Compensatory fee for mineral resources	Revenue	1% for crude oil and natural gas
Exploration license fee	Area	RMB 100 to 500 per square kilometer per year
Production license fee	Area	RMB 1,000 per square kilometer per year
Royalty fee(1)	Production volume	Progressive rate of 0–12.5% for crude oil and 0–3% for natural gas

(1)	Payable only by Sino-foreign oil and gas exploration and development cooperative projects. The project entity of those cooperative projects is not subject to any other resource tax or fee.
      The PRC Highway Law, as amended on October 31, 1999, provides that the PRC government will collect funds for highway maintenance by imposing fuel taxes. The State Council will formulate specific implementation methods and procedures for the imposition of fuel tax. The State Council has not yet announced or published any specific rate, implementation method or procedure for the imposition of the tax.
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

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS
General
      You should read the following discussion together with our consolidated financial statements and their notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS, which differ in many material respects from US GAAP. Note 35 to our consolidated financial statements included elsewhere in this annual report and the section headed “— Other Information — US GAAP Reconciliation” summarize the significant differences between IFRS and US GAAP as they relate to us.
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
      We are China’s largest producer of crude oil and natural gas and are one of the largest companies in China in terms of sales. In the year ended December 31, 2004, we produced approximately 777.4 million barrels of crude oil and approximately 837.5 billion cubic feet of natural gas for sale. Our refineries also processed approximately 697.8 million barrels of crude oil in the year ended December 31, 2004. In the year ended December 31, 2004, we had total revenue of RMB 388,633 million (US$46,956 million) and net income of RMB 102,927 million (US$12,436 million).
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

Crude Oil Prices
      Our results of operations are substantially affected by crude oil prices. From June 1998 to March 2001, the PRC government published benchmark prices for crude oil in China which were adjusted on a monthly basis to equal Singapore market FOB prices for similar grades of crude oil, supplemented by an amount equal to the customs duty payable on the import of crude oil. Since March 2001, the PRC government has ceased publishing benchmark prices for crude oil in China and we and Sinopec have set our crude oil median prices monthly based on the Singapore market FOB prices for crude oil. Our actual realized crude oil prices include a premium on, or discount from, the median prices which primarily reflects transportation costs, differences in oil quality and market supply and demand conditions.
      Prior to September 1, 1999, the premiums and discounts applied to our crude oil sales were largely determined through negotiations between CNPC and Sinopec, our largest customer. Since September 1, 1999, these discounts and premiums have been determined in accordance with a crude oil premium and discount calculation agreement and its supplemental agreement we entered into with Sinopec. These agreements establish premiums and discounts which effect adjustments to the benchmark prices. These agreements do not obligate either party to purchase or sell any crude oil and is thus subject to renegotiation. Under these agreements, the National Development and Reform Commission, formerly the State Development Planning Commission, will mediate if we cannot agree with Sinopec on the premium or discount applicable to a particular crude oil purchase. The table below sets forth the median prices for our principal grades of crude oil in 2002, 2003 and 2004 and the negotiated premiums and discounts applicable to those grades of crude oil since June 2001.

		Median prices for principal grades			Premium/(discount)
		of crude oil (RMB/barrel)			(RMB/barrel)

Grade of		Year 2002	Year 2003	Year 2004	June 2001-	July 2002-	January 2003-	Since
crude oil	Benchmark	average	average	average	June 2002	December 2002	December 2003	January 2004

Daqing	Minas	198.7	240.8	300.7	0.9	0	–0.3	0

Jidong	Minas	198.7	240.8	300.7	0.9	0	–0.3	0

Huabei	Minas	198.7	240.8	300.7	1.6	1.3	1	1.3

Dagang	Cinta	192.6	237.0	290.5	1.7	1.4	1.4	1.4

Tarim	Minas	198.7	240.8	300.7	–30.4	–34.6	–33.7	–34.6

Tuha	Tapis	203.9	247.0	329.2	–25.1	–25.5	–25.5	–25.5

      In 2004, the median prices for our principal grades of crude oil and crude oil produced in our Daqing oil region were RMB 295.8 per barrel and RMB 300.7 per barrel, respectively.
      Increases or decreases in the price of crude oil in China have a significant effect on the revenue from our exploration and production segment. In the year ended December 31, 2004, our average realized selling price for crude oil was RMB 280 (US$33.88) per barrel, increased by 24.4% from RMB 225 per barrel in the year ended December 31, 2003. As a result, the revenue from our exploration and production segment increased 25.4% from RMB 177,271 million in the year ended December 31, 2003 to RMB 222,305 million (US$26,860 million) in the year ended December 31, 2004. See “Item 4 — Information on the Company — Regulatory Matters — Pricing” for a more detailed discussion of current PRC crude oil pricing regulations.

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
      The following table sets forth the retail median prices for 90(#) gasoline and 0(#) diesel published by the State Development Planning Commission or the National Development and Reform Commission from January 2004 to December 2004 when such adjustments were made.

	90(#)
Date	Gasoline	0(#) Diesel

	(RMB/ton)	(RMB/ton)
March 31, 2004	4,032	—
May 18, 2004	—	3,590
August 25, 2004	4,272	3,810

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

Accounting of Oil and Gas Exploration and Development Activities
      We use successful efforts method of accounting, with specialized accounting rules that are unique to the oil and gas industry, for oil and gas exploration and production activities. Under this method, geological and seismic costs incurred are expensed prior to the discovery of proved reserves. However, all costs for developmental wells, support equipment and facilities, and mineral interests in oil and gas properties are capitalized. Costs of exploratory wells are capitalized as construction in progress pending determination of whether the wells find proved reserves. The costs of exploratory wells will be further capitalized pending determination of whether the wells find sufficient economically exploitable reserves. For exploratory wells located in regions that do not require substantial capital expenditures before the commencement of production, the evaluation of the economic benefits of the reserves in such wells will be completed within one year following the completion of the exploration drilling. Where such evaluation indicates that no economic benefits can be obtained, the relevant costs of exploratory wells will be converted to dry hole exploration expenses. For exploratory wells that find economically exploitable reserves located in regions that require substantial capital expenditures even before the commencement of production, the costs of such exploratory wells will not be further capitalized until further exploratory work is in progress or a decision is made to commence such explanatory work. Otherwise, the costs of such exploratory wells will be converted to dry hole exploration expenses. We have never capitalized any costs related to our oil and natural assets that incurred prior the proof of relevant reserves.

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
      We sell part of the natural gas produced by us under take-or-pay contracts entered into with our customers. Customers who entered into such a take-or-pay contract are required to buy or pay for the minimum amount of natural gas specified in the contract. Revenues from the sale and transportation of natural gas under take-or-pay contracts are recognized under the above accounting policies. Any advance payment for natural gas that has not been consumed will be recorded as deferred revenue until the natural gas has been actually consumed.
      We entered into a Crude Oil Mutual Supply Framework Agreement with Sinopec, which can be characterized as a buy/sell contract, and recognized the revenue derived from this agreement in our consolidated statements of income. Since the transactions under the agreement are separately invoiced and settled and cannot be offset with each other, they were not treated as non-monetary transactions as defined in APB Opinion No. 29 “Accounting for Non-monetary transactions”. In February 2005, the U.S. Securities and Exchange Commission issued a letter to the oil and gas industry requesting additional disclosures regarding buy/sell contracts. Accordingly, we have reviewed such transactions and estimated that, if we are required to report the net amount of such buy/sell contracts, our reported amount in the line items of “Sales and other operating revenues” and “Purchase, services and other” for the year ended December 31, 2004 would be reduced by RMB 2,217 million (US$268 million) and RMB 2,217 million (US$268 million), respectively. No change will occur to our net income as a result of this.

      In addition to the above significant accounting policies and estimates, in connection with the preparation and reconciliation of our financial statements in accordance with US GAAP, we believe the following additional accounting estimate is also critical.

One-time Remedial Payments for Staff Housing
      As disclosed in Note 35(c) to our consolidated financial statements included elsewhere in this annual report, certain of our employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards are to be reimbursed for such differences. These one-time remedial payments have been borne or are to be borne by our State-owned shareholder, CNPC. Under IFRS, such direct payments to employees or reimbursements will not be recorded in our consolidated income statement. US GAAP contain no such exemption but require this principal shareholder’s action on our behalf to be recorded in the consolidated income statement. During the year ended December 31, 2002, we and CNPC completed the process of estimating the amounts payable to qualified employees at the level of the affected business units as a whole. We have reflected this best available estimate of such payments in determining our net income for the year ended December 31, 2002, under US GAAP. Since this amount is borne by our State-owned shareholder, a corresponding amount has been included as an addition to the other reserves in our shareholders’ equity. This estimate did not significantly change in 2003 and 2004. The estimation process of such payments down to level of the individual employees is still on going. Actual results may differ from these estimates at the time when more information becomes available.
      For detailed discussions of significant differences between IFRS and US GAAP, see Note 35 to our consolidated financial statements included elsewhere in this annual report and the section headed “— Other Information — US GAAP Reconciliation” below.
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
      In June 2005, we entered into a capital contribution agreement to acquire a 50% interest in Newco, one of CNODC’s subsidiaries, for a consideration of RMB 20,741 million (US$2,506 million) which will be paid to Newco as our capital contribution. Upon consummation of the transaction, we will own a 50% interest in certain overseas oil and gas assets transferred by CNODC to Newco. We expect to complete the acquisition by December 2005, subject to completion of all necessary procedures for transferring the relevant overseas assets of CNODC to Newco, approval by our minority shareholders, applicable government approvals and certain other conditions set out in the capital contribution agreement. We also entered into a transfer agreement to transfer all of our interest in PetroChina International Limited to Newco for a consideration of RMB 579 million (US$70 million). See “Item 4 — Information on the Company — Introduction — History and Development of the Company — Overview of Our Operations.”
      Upon completion of the acquisition and transfer, we will obtain control over Newco by having the right to appoint four of the seven directors. Our investment in Newco and the transfer of PetroChina International Limited to Newco will be accounted for in a manner similar to a uniting of interests since these transactions are among entities under common control by CNPC. Our consolidated financial statements will be restated as if operations of PetroChina and Newco had always been combined.

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
      Our income statement for each of the three years ended December 31, 2002, 2003 and 2004 is summarized in the table below.

	Year ended December 31,

	2002	2003	2004	2004

	in million RMB	in million RMB	in million RMB	in million US$
Total revenues	244,424	303,779	388,633	46,956

Operating expenses	(172,083)	(204,593)	(242,047)	(29,245)

Income from operations	72,341	99,186	146,586	17,711

Exchange gain (loss), net	(316)	(180)	(73)	(9)
Interest expense, net	(3,053)	(1,669)	(1,196)	(144)
Income from equity affiliates	268	985	1,824	220
Income before income taxes	69,240	98,322	147,141	17,778
Taxes	(22,231)	(28,072)	(42,563)	(5,143)
(Income) loss applicable to minority interests	(99)	(636)	(1,651)	(199)

Net income	46,910	69,614	102,927	12,436

      The table below sets forth our revenues by business segment for each of the three years ended December 31, 2002, 2003 and 2004 as well as the percentage changes in revenues for the periods shown.

			2003		2004
			vs.		vs.
	2002	2003	2002	2004	2003

	(RMB in millions, except percentages)
Sales and other operating revenues
Exploration and production	147,308	177,271	20.3%	222,305	25.4%
Refining and marketing	174,621	223,584	28.0	295,598	32.2
Chemicals and marketing	29,661	39,211	32.2	57,179	45.8
Natural gas and pipeline	12,733	15,067	18.3	18,255	21.2
Total	364,323	455,133	24.9%	593,337	30.4%

Less intersegment sales	(119,899)	(151,354)	(26.2)	(204,704)	35.2

Consolidated net sales from operations	244,424	303,779	24.3%	388,633	27.9%

      The table below sets forth our operating profits by business segment for each of the three years ended December 31, 2002, 2003 and 2004, as well as the percentage changes in operating income for the periods shown. Other income from operations shown below consists of research and development, business services and infrastructure support to our operating business segments.

			2003		2004
			vs.		vs.
	2002	2003	2002	2004	2003

	(RMB in millions, except percentages)
Income (loss) from operations
Exploration and production	72,139	92,370	28.0%	125,571	35.9%
Refining and marketing	2,818	5,035	78.7	11,981	138.0
Chemicals and marketing	(3,162)	1,041	132.9	7,655	635.4
Natural gas and pipeline	1,552	1,922	23.8	2,535	31.9
Other	(1,006)	(1,182)	(17.5)	(1,156)	(2.2)

Total	72,341	99,186	37.1%	146,586	47.8%

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Consolidated Results of Operation

Overview
      For the year ended December 31, 2004, our total revenue was RMB 388,633 million (US$46,956 million), representing an increase of 27.9% from the year ended December 31, 2003. Our net income in the year ended December 31, 2004 was RMB 102,927 million (US$12,436 million), increased 47.9% from the year ended December 31, 2003. For the first time since our initial public offering in April 2000, we realized a net income of more than RMB100,000 million. Our basic and diluted earnings per share for the year ended December 31, 2004 was RMB 0.59, representing an increase of 47.9% from RMB 0.40 for the year ended December 31, 2003.
      Total Revenue. Total Revenue increased 27.9% from RMB 303,779 million for the year ended December 31, 2003 to 388,633 million (US$46,956 million) for the year ended December 31, 2004. The increase was due primarily to increases in our realized selling prices of crude oil, gasoline, diesel and chemical products, as well as increases in the sales volume of natural gas, refined products and chemical products. The average realized selling price for crude oil increased 24.6%

from US$27.20 per barrel for the year ended December 31, 2003 to US$33.88 per barrel for the year ended December 31, 2004.
      Operating Expenses. Operating expenses increased 18.3% from RMB 204,593 million for the year ended December 31, 2003 to RMB 242,047 million (US$29,245 million) for the year ended December 31, 2004. This increase was due primarily to (i) a 28.1% increase in purchases, services and other expenses, (ii) a 14.2% increase in employee compensation costs, (iii) a 10.8% increase in exploration expenses, (iv) a 14.5% increase in depreciation, depletion and amortization and (v) a 17.7% increase in taxes other than income tax.
      Purchases, Services and Other Expenses. Purchases, services and other expenses increased 28.1% from RMB 90,850 million for the year ended December 31, 2003 to RMB 116,353 million (US$14,058 million) for the year ended December 31, 2004. This increase was due primarily to increases in our purchase expenses of crude oil, refined products and chemical products associated with increases in the prices and purchase volume of crude oil and refined products as well as increases in the purchase volume of chemical products as we increased our production and sales of these products in 2004. In 2004, we purchased 121.8 million barrels of crude oil, 12.0 million tons of refined products and 990 thousand tons of chemical products, as compared to 89.5 million barrels of crude oil, 9.6 million tons of refined products and 27 thousand tons of chemical products in 2003.
      Employee Compensation Costs. Employee compensation costs increased 14.2% from RMB 19,542 million for the year ended December 31, 2003 to RMB 22,309 million (US$2,695 million) for the year ended December 31, 2004. This increase was due primarily to an increase of RMB 2,033 million in salaries and other benefits and an increase of RMB 691 million in employee compensation costs as a result of the expansion of our retail distribution network.
      Depreciation, Depletion and Amortization. Depreciation, depletion and amortization increased 14.5% from RMB 40,531 million for the year ended December 31, 2003 to RMB 46,411 million (US$5,608 million) for the year ended December 31, 2004. This increase was due primarily to an increase of RMB 4,530 million in depreciation and depletion relating to the newly acquired assets.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 10.2% from RMB 23,930 million for the year ended December 31, 2003 to RMB 26,377 million (US$3,187 million) for the year ended December 31, 2004. This increase was due primarily to an increase of RMB 1,230 million in transportation expenses a result of our increased sales volume of refined products and an increase of RMB 760 million in repairment expenses.
      Exploration Expenses. Exploration expenses increased 10.8% from RMB 10,577 million for the year ended December 31, 2003 to RMB 11,723 million (US$1,416 million) for the year ended December 31, 2004. This increase was due primarily to increased expenditures in exploration activities for the purpose of increasing our crude oil and gas reserves.
      Expenses Relating to the Shutting Down of Manufacturing Facilities and Units. Expenses relating to shutting down of manufacturing facilities and units decreased by 90.7% from RMB 2,355 million for the year ended December 31, 2003 to RMB 220 million (US$27 million) for the year ended December 31, 2004. The expenses related to shutting down low efficiency assets in our refining and marketing segment and our chemicals and marketing segment in 2004 amounted to RMB 192 million and RMB 28 million, respectively.
      Taxes Other than Income Taxes. Taxes other than income taxes increased 17.7% from RMB 15,879 million for the year ended December 31, 2003 to RMB 18,685 million (US$2,258 million) for the year ended December 31, 2004. This increase was due primarily to an increase of RMB 1,201 million in consumption tax as a result of increased sales volume of gasoline and diesel and an increase of RMB 272 million in resources compensation fees as a result of increased revenues of crude oil.

      Income From Operations. As a result of the factors discussed above, income from operations increased 47.8% from RMB 99,186 million for the year ended December 31, 2003 to RMB 146,586 million (US$17,711 million) for the year ended December 31, 2004.
      Net Exchange Loss. Net exchange loss decreased 59.4% from RMB 180 million for the year ended December 31, 2003 to RMB 73 million (US$9 million) for the year ended December 31, 2004. This decrease was due primarily to a decrease in the average outstanding balance of foreign exchange borrowings in 2004.
      Net Interest Expense. Net interest expense decreased 28.3% from RMB 1,669 million for the year ended December 31, 2003 to RMB 1,196 million (US$144 million) for the year ended December 31, 2004. This decrease was due primarily to a decrease in the average outstanding balance of interest-bearing debts as a result of sufficient cashflow derived from operating activities.
      Income Before Income Taxes. Income before income taxes increased 49.7% from RMB 98,322 million for the year ended December 31, 2003 to RMB 147,141 million (US$17,778 million) for the year ended December 31, 2004.
      Income Taxes. Income taxes increased 51.6% from RMB 28,072 million for the year ended December 31, 2003 to RMB 42,563 million (US$5,143 million) for the year ended December 31, 2004, due primarily to an increase in income before income taxes.
      Net Income. As a result of the factors discussed above, net income increased 47.9% from RMB 69,614 million for the year ended December 31, 2003 to RMB 102,927 million (US$12,436 million) for the year ended December 31, 2004.

Exploration and Production
      Sales and Other Operating Revenue. Sales and other operating revenue increased 25.4% from RMB 177,271 million for the year ended December 31, 2003 to RMB 222,305 million (US$26,860 million) for the year ended December 31, 2004. This increase resulted primarily from an increase in the average realized selling price of crude oil and an increase in sales volume of natural gas by our exploration and production segment in 2004. Our average realized selling price of crude oil for the year ended December 31, 2004 was US$33.88 per barrel, representing an increase of 24.6% from US$27.20 per barrel for the year ended December 31, 2003. Our exploration and production segment sold 781.4 billion cubic feet of natural gas in the year ended December 31, 2004, as compared to 651.0 billion cubic feet of natural gas in the year ended December 31, 2003.
      Intersegment sales increased 36.8% from RMB 128,963 million for the year ended December 31, 2003 to RMB 176,458 million (US$21,320 million) for the year ended December 31, 2004. This increase resulted primarily from an increase in the average selling price of crude oil and an increase of sales volume of natural gas.
      Sales of crude oil to Sinopec decreased 3.8% from RMB 25,008 million for the year ended December 31, 2003 to RMB 24,053 million (US$2,906 million) for the year ended December 31, 2004. This decrease was due primarily to a decrease in our sales volume to Sinopec.
      Operating Expenses. Operating expenses increased 13.9% from RMB 84,901 million for the year ended December 31, 2003 to RMB 96,734 million (US$11,688 million) for the year ended December 31, 2004. This increase was due primarily to (i) an increase of RMB 3,057 million in purchase expenses for import of crude oil, (ii) an increase of RMB 1,140 million in exploration expenses as a result of increased expenditures in exploration activities for the purpose of improving recovery of crude oil and gas reserves, (ii) an increase of RMB 2,013 million in depletion and depreciation charges and (iii) an increase of RMB 1,246 million in salaries and other benefits.
      Income From Operations. As a result of the factors discussed above, income from operations increased 35.9% from RMB 92,370 million for the year ended December 31, 2003 to RMB 125,571 million (US$15,172 million) for the year ended December 31, 2004.

Refining and Marketing
      Sales and Other Operating Revenue. Sales and other operating revenue increased 32.2% from RMB 223,584 million for the year ended December 31, 2003 to RMB 295,598 million (US$35,715 million) for the year ended December 31, 2004. This increase was due primarily to increases in the selling prices and the sales volumes of our principal refined products.
      Sales revenue from gasoline increased 28.0% from RMB 60,073 million for the year ended December 31, 2003 to RMB 76,919 million (US$9,294 million) for the year ended December 31, 2004 due primarily to increases in the selling prices and the sales volume of gasoline. The average realized selling price of gasoline increased 17.2% from RMB 3,023 per ton for the year ended December 31, 2003 to RMB 3,542 (US$428.0) per ton for the year ended December 31, 2004. We sold approximately 21.7 million tons of gasoline for the year ended December 31, 2004, representing an increase of 9.3% from approximately 19.9 million tons for the year ended December 31, 2003.
      Sales revenue from diesel increased 36.2% from RMB 100,336 million for the year ended December 31, 2003 to RMB 136,649 million (US$16,510 million) for the year ended December 31, 2004 due primarily to increases in the selling prices and the sales volume of diesel. The average realized selling price of diesel increased 15.7% from RMB 2,735 per ton for the year ended December 31, 2003 to RMB 3,165 (US$382.4) per ton for the year ended December 31, 2004. We sold 43.2 million tons of diesel for the year ended December 31, 2004, representing an increase of 17.7% from 36.7 million tons for the year ended December 31, 2003.
      Sales revenue from kerosene increased 42.6% from RMB 4,125 million for the year ended December 31, 2003 to RMB 5,881 million (US$711 million) for the year ended December 31, 2004 due primarily to increases in the selling prices and sales volume of kerosene. The average realized selling price of kerosene increased 20.5% from RMB 2,306 per ton for the year ended December 31, 2003 to RMB 2,779 (US$335.8) per ton for the year ended December 31, 2004. The sales volume of kerosene increased 18.4% from approximately 1.8 million tons for the year ended December 31, 2003 to approximately 2.1 million tons for the year ended December 31, 2004.
      Intersegment sales revenue increased 29.6% from RMB 16,867 million for the year ended December 31, 2003 to RMB 21,862 million (US$2,641 million) for the year ended December 31, 2004, due primarily to increases in the selling prices and sales volume of our refined products.
      Operating Expenses. Operating expenses increased 29.8% from RMB 218,549 million for the year ended December 31, 2003 to RMB 283,617 million (US$34,268 million) for the year ended December 31, 2004. This increase was due primarily to (i) increases in purchase prices and purchase volumes of crude oil and refined products, (ii) an increase in employee salary and benefits and (iii) an increase in sales and administrative expenses. Our purchase expenses of direct materials increased by RMB 58,363 million (US$7,052 million) in 2004, of which RMB 57,629 million (US$6,963 million) was due to the increases in crude oil purchase prices and purchase volume. Salary and benefits increased by RMB 1,130 million (US$137 million) and sales and administrative expenses increased by RMB 1,870 million (US$226 million) in 2004.
      Income From Operations. As a result of the factors discussed above, income from operations increased 137.9% from RMB 5,035 million for the year ended December 31, 2003 to RMB 11,981 million (US$1,448 million) for the year ended December 31, 2004.

Chemicals and Marketing
      Sales and Other Operating Revenue. Sales and other operating revenue increased 45.8% from RMB 39,211 million for the year ended December 31, 2003 to RMB 57,179 million (US$6,909 million) for the year ended December 31, 2004. This increase was due primarily to increases in the selling prices and sales volumes of chemical products. The average realized selling prices of synthetic resin, synthetic fibres, rubber and urea were RMB 8,257, RMB 11,434, RMB 10,703 and RMB 1,274 per ton, respectively, for the year ended December 31, 2004, representing increases of 39.1%, 27.6%, 22.3% and 16.6%, respectively, from the year ended December 31, 2003. Our chemicals and marketing segment sold 11,867 thousand tons of chemical products for the year ended December 31, 2004, representing an increase of 9% from the year ended December 31, 2003.
      Operating Expenses. Operating expenses increased 29.7% from RMB 38,170 million for the year ended December 31, 2003 to RMB 49,524 million (US$5,984 million) for the year ended December 31, 2004, due primarily to an increase of RMB 7,464 million (US$902 million) in the purchase expenses of direct materials and an increase of RMB 1,080 million (US$130 million) in the sales and administrative expenses.
      Income From Operations. As a result of the factors discussed above, income from operations increased by RMB 6,614 million from RMB 1,041 million for the year ended December 31, 2003 to RMB 7,655 million (US$925 million) for the year ended December 31, 2004.

Natural Gas and Pipeline
      Sales and Other Operating Revenue. Sales and other operating revenue increased 21.2% from RMB 15,067 million for the year ended December 31, 2003 to RMB 18,255 million (US$2,206 million) for the year ended December 31, 2004, due primarily to increases in natural gas sales revenue and pipeline transmission revenue as a result of increases in the sales volume and the pipeline transmission volume of natural gas. Our natural gas and pipeline segment sold 657.3 billion cubic feet natural gas in the year ended December 31, 2004, representing an increase of 21% from 543.4 billion cubic feet in the year ended December 31 2003, which resulted in an increase in sales revenue of RMB 1,931 million (US$233 million). The increase of RMB 1,055 million (US$127 million) in our income from pipeline transmission of natural gas in 2004 was attributable to an increase in the pipeline transmission volume of natural gas from 520.3 billion cubic feet in 2003 to 616.0 billion cubic feet in 2004.
      Operating Expenses. Operating expenses increased 19.6% from RMB 13,145 million for the year ended December 31, 2003 to RMB 15,720 million (US$1,899 million) for the year ended December 31, 2004, due primarily to (i) an increase of RMB 1,402 million (US$169 million) in purchase expenses of natural gas primarily as a result of the increase of 110.4 billion cubic feet in the natural gas purchase volume and (ii) an increase of RMB 1,102 million (US$133 million) in depreciation expenses.
      Income From Operations. As a result of the factors discussed above, income from operations increased 31.9% from RMB 1,922 million for the year ended December 31, 2003 to RMB 2,535 million (US$306 million) for the year ended December 31, 2004.
Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Consolidated Results of Operation

Overview
      For the year ended December 31, 2003, our total revenue was RMB 303,779 million, representing an increase of 24.3% from the year ended December 31, 2002. Our net income in the year ended December 31, 2003 was RMB 69,614 million, increased by 48.4% from the year ended December 31, 2002. For the first time since our initial public offering in April 2000, we achieved profitability in each of our exploration and production, refining and marketing, chemicals and marketing, and natural gas and pipeline segments. Our basic and diluted earnings per share for the year ended December 31, 2003 was RMB 0.40, representing an increase of 48.1% from RMB 0.27 for the year ended December 31, 2002.
      Total Revenue. Total Revenue increased 24.3% from RMB 244,424 million for the year ended December 31, 2002 to RMB 303,779 million for the year ended December 31, 2003. The increase was due primarily to increases in our realized selling prices of crude oil, gasoline, diesel and chemical products, as well as increases in the sales volume of refined products, chemical products and natural gas. The average realized selling price for crude oil increased 21.0% from US$22.48 per barrel for the year ended December 31, 2002 to US$27.20 per barrel for the year ended December 31, 2003.
      Operating Expenses. Operating expenses increased 18.9% from RMB 172,083 million for the year ended December 31, 2002 to RMB 204,593 million for the year ended December 31, 2003. This increase was due primarily to a 26.7% increase in purchases, services and other expenses, a 20.3% increase in employee compensation costs, a 30.7% increase in exploration expenses, a 11.0% increase in expenses relating to workforce reduction and the shutting down of manufacturing facilities and units and a 10.2% increase in depreciation, depletion and amortization.
      Purchases, Services and Other Expenses. Purchases, services and other expenses increased 26.7% from RMB 71,690 million for the year ended December 31, 2002 to RMB 90,850 million for the year ended December 31, 2003. This increase was due primarily to a RMB 14,380 million increase in the cost of refined product raw materials as a result of increases in the prices and purchase volume of crude oil and a RMB 1,490 million increase in the cost of chemicals raw materials as a result of increases in the prices of principal refined products. In 2003, our refining and marketing segment purchased 89.0 million barrels of crude oil, as compared to 39.8 million barrels in 2002. The average realized prices of our gasoline and diesel increased by 17.6% and 14.7%, respectively, in 2003.
      Employee Compensation Costs. Employee compensation costs increased 20.3% from RMB 16,248 million for the year ended December 31, 2002 to RMB 19,542 million for the year ended December 31, 2003. This increase resulted primarily from an increase of RMB 2,262 million in salaries and other benefits and an increase of RMB 326 million in employee compensation costs as a result of the expansion of our retail distribution network in 2003.
      Exploration Expenses. Exploration expenses increased 30.7% from RMB 8,095 million for the year ended December 31, 2002 to RMB 10,577 million for the year ended December 31, 2003. This increase was due primarily to increased expenditures in exploration activities for the purpose of increasing our oil and gas reserves.
      Depreciation, Depletion and Amortization. Depreciation, depletion and amortization increased 10.2% from RMB 36,782 million for the year ended December 31, 2002 to RMB 40,531 million for the year ended December 31, 2003. This increase was due primarily to an increase of RMB 2,420 million in current depreciation, depletion and amortization expenses relating to the newly acquired assets.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 6.5% from RMB 22,474 million for the year ended December 31, 2002 to RMB 23,930 million for the year ended December 31, 2003. This increase was due primarily to an increase of RMB 1,150 million in impairment of accounts receivable.
      Expenses Relating to Workforce Reduction and the Shutting Down of Manufacturing Facilities and Units. We did not lay off any employees for the year ended December 31, 2003, but we shut down some low efficiency manufacturing facilities and units of our refining and marketing segment and our chemicals and marketing segment. Consequently, expenses relating to work force reduction and the shutting down of manufacturing facilities and units for the year ended December 31, 2003 consisted only of the costs for shutting down of manufacturing facilities and units of RMB 2,355 million, representing an increase of 11.0% from RMB 2,121 million for the year ended December 31, 2002.
      Taxes Other than Income Taxes. Taxes other than income taxes increased 8.7% from RMB 14,613 million for the year ended December 31, 2002 to RMB 15,879 million for the year ended December 31, 2003. This increase was due primarily to an increase of RMB 679 million in consumption tax and surcharges as a result of increased production volume of gasoline and diesel and an increase of RMB 214 million in resources compensation fees as a result of increased revenues for crude oil and natural gas.
      Income From Operations. As a result of the factors discussed above, income from operations increased 37.1% from RMB 72,341 million for the year ended December 31, 2002 to RMB 99,186 million for the year ended December 31, 2003.
      Net Exchange Loss. Net exchange loss decreased 43.0% from RMB 316 million for the year ended December 31, 2002 to RMB 180 million for the year ended December 31, 2003. This decrease was due primarily to a decrease in the average proportion of foreign exchange borrowings and an adjustment in the currency mix of foreign exchange borrowings by repaying some of the foreign debts denominated in foreign currencies with relatively high exchange rate risk, such as Euro and British Sterling.
      Net Interest Expense. Net interest expense decreased 45.3% from RMB 3,053 million for the year ended December 31, 2002 to RMB 1,669 million for the year ended December 31, 2003. This decrease was due primarily to a decrease in the average proportion of interest-bearing debts and decreases in the average interest rates.
      Income Before Income Taxes. Income before income taxes increased 42.0% from RMB 69,240 million for the year ended December 31, 2002 to RMB 98,322 million for the year ended December 31, 2003.
      Income Taxes. Income Taxes increased 26.3% from RMB 22,231 million for the year ended December 31, 2002 to RMB 28,072 million for the year ended December 31, 2003, due primarily to an increase in income before income taxes.
      Net Income. As a result of the factors discussed above, net income increased 48.4% from RMB 46,910 million for the year ended December 31, 2002 to RMB 69,614 million for the year ended December 31, 2003.

Exploration and Production
      Sales and Other Operating Revenue. Sales and other operating revenue increased 20.3% from RMB 147,308 million for the year ended December 31, 2002 to RMB 177,271 million for the year ended December 31, 2003. This increase resulted primarily from an increase in the average realized selling price of crude oil and an increase in sales volume of natural gas by our exploration and production segment in 2003. Our average realized selling price of crude oil for the year ended December 31, 2003 was US$27.20 per barrel, representing an increase of 21.0% from US$22.48 per barrel for the year ended December 31, 2002. Our exploration and production segment sold 651.0 billion cubic feet of natural gas for the year ended December 31, 2003, as compared to 588.4 billion cubic feet of natural gas for the year ended December 31, 2002.
      Intersegment sales increased 21.4% from RMB 106,266 million for the year ended December 31, 2002 to RMB 128,963 million for the year ended December 31, 2003. Similarly, this increase resulted primarily from an increase in the average selling price of crude oil and an increase of sales volume of natural gas in 2003.
      Sales of crude oil to Sinopec increased 9.8% from RMB 22,778 million for the year ended December 31, 2002 to RMB 25,008 million for the year ended December 31, 2003. This increase was due primarily to an increase in the average selling prices of crude oil.
      Operating Expenses. Operating expenses increased 12.9% from RMB 75,169 million for the year ended December 31, 2002 to RMB 84,901 million for the year ended December 31, 2003. This increase was due primarily to (i) an increase of RMB 2,482 million in exploration expenses as a result of increased expenditures in exploration activities for the purpose of improving recovery of oil and gas reserves, (ii) an increase of RMB 2,758 million in depletion of oil and gas property as a result of newly acquired assets, (iii) an increase of RMB 1,421 million in salaries and other benefits and (iv) an increase of RMB 1,383 million in impairment of receivables.
      Income From Operations. As a result of the factors discussed above, income from operations increased 28.0% from RMB 72,139 million for the year ended December 31, 2002 to RMB 92,370 million for the year ended December 31, 2003.

Refining and Marketing
      Sales and Other Operating Revenue. Sales and other operating revenue increased 28.0% from RMB 174,621 million for the year ended December 31, 2002 to RMB 223,584 million for the year ended December 31, 2003. This increase was due primarily to increases in the selling prices and the sales volumes of our principal refined products.
      Sales revenue from gasoline increased 23.0% from RMB 48,834 million for the year ended December 31, 2002 to RMB 60,073 million for the year ended December 31, 2003 due primarily to increases in the selling prices and the sales volume of gasoline. The average realized selling price of gasoline increased 17.6% from RMB 2,570 per ton for the year ended December 31, 2002 to RMB 3,023 per ton for the year ended December 31, 2003. We sold 19.9 million tons of gasoline for the year ended December 31, 2003, representing an increase of 4.6% from 19.0 million tons for the year ended December 31, 2002.
      Sales revenue from diesel increased 26.9% from RMB 79,081 million for the year ended December 31, 2002 to RMB 100,336 million for the year ended December 31, 2003 due primarily to increases in the selling prices and the sales volume of diesel. The average realized selling price of diesel increased 14.7% from RMB 2,384 per ton for the year ended December 31, 2002 to RMB 2,735 per ton for the year ended December 31, 2003. We sold 36.7 million tons of diesel for the year ended December 31, 2003, representing an increase of 10.5% from 33.2 million tons for the year ended December 31, 2002.
      Sales revenue from kerosene increased 6.8% from RMB 3,864 million for the year ended December 31, 2002 to RMB 4,125 million for the year ended December 31, 2003 due primarily to increases in the selling price of Kerosene despite a slight decrease of the sales volume of kerosene in 2003. The average realized selling price of kerosene increased 12.5% from RMB 2,050 per ton for the year ended December 31, 2002 to RMB 2,306 per ton for the year ended December 31, 2003.
      Intersegment sales revenue increased 68.9% from RMB 9,988 million for the year ended December 31, 2002 to RMB 16,867 million for the year ended December 31, 2003 due primarily to increases in the selling prices and the sales volumes of our principal refined products.
      Operating Expenses. Operating expenses increased 27.2% from RMB 171,803 million for the year ended December 31, 2002 to RMB 218,549 million for the year ended December 31, 2003. This increase was due primarily to increases in purchase prices of crude oil and refined products from third parties, as well as an increase in the purchase volume of crude oil from third parties. Our crude oil purchase expenses increased by RMB 36,330 million in 2003, of which RMB 26,480 million was due to the increase in crude oil purchase prices and RMB 9,850 million was due to the increase in crude oil purchase volume. Although our purchase volume of refined products from third parties decreased slightly in 2003, our total purchase expenses of refined products from third parties increased by RMB 1,850 million in the same period due primarily to increases in purchase prices.
      Income From Operations. As a result of the factors discussed above, income from operations increased 78.7% from RMB 2,818 million for the year ended December 31, 2002 to RMB 5,035 million for the year ended December 31, 2003.

Chemicals and Marketing
      Sales and Other Operating Revenue. Sales and other operating revenue increased 32.2% from RMB 29,661 million for the year ended December 31, 2002 to RMB 39,211 million for the year ended December 31, 2003, due primarily to increases in the selling prices and sales volumes of chemical products. The average realized selling prices of synthetic resin, synthetic fibres, rubber and urea were RMB 5,938, RMB 8,959, RMB 8,753 and RMB 1,093, respectively, for the year ended December 31, 2003, representing increases of 14.1%, 15.4%, 32.5% and 6.7%, respectively, from the year ended December 31, 2002. Our chemicals and marketing segment sold 10,880 thousand tons of chemical products for the year ended December 31, 2003, representing an increase of 18.26% from the year ended December 31, 2002.
      Operating Expenses. Operating expenses increased 16.3% from RMB 32,823 million for the year ended December 31, 2002 to RMB 38,170 million for the year ended December 31, 2003, due primarily to an increase of RMB 5,855 million in the purchase expenses of direct materials.
      Income (Loss) From Operations. As a result of the factors discussed above, we recorded income from operations of RMB 1,041 million for the year ended December 31, 2003. We recorded a loss of RMB 3,162 million for the year ended December 31, 2002.

Natural Gas and Pipeline
      Sales and Other Operating Revenue. Sales and other operating revenue increased 18.3% from RMB 12,733 million for the year ended December 31, 2002 to RMB 15,067 million for the year ended December 31, 2003, due primarily to increases in the sales volume of natural gas and the pipeline transmission prices and volume and the addition of the results of a refined product pipeline. Our natural gas and pipeline segment sold 543.4 billion cubic feet natural gas in the year ended December 31, 2003, representing an increase of 11.7% from 486.3 billion cubic feet in the year ended December 31 2002, which resulted in an increase of RMB 937 million. The increase of RMB 1,241 million in our income from pipeline transmission of natural gas, crude oil and refined products in 2003 was attributable to (i) a RMB 686 million increase due to increases in crude oil and natural gas transmission prices and (ii) a RMB 456 million increase due to the addition of the results of the Lanzhou — Chengdu — Chongqing refined product pipeline.
      Operating Expenses. Operating expenses increased 17.6% from RMB 11,181 million for the year ended December 31, 2002 to RMB 13,145 million for the year ended December 31, 2003, due primarily to (i) an increase of RMB 1,402 million in purchase expenses of natural gas primarily as a result of the increase of 1.6 billion cubic feet in the natural gas purchase volume and (ii) an increase of RMB 330 million in depreciation expenses.
      Income From Operations. As a result of the factors discussed above, income from operations increased 23.8% from RMB 1,552 million for the year ended December 31, 2002 to RMB 1,922 million for the year ended December 31, 2003.
Liquidity and Capital Resources
      Our primary sources of funding include cash generated by operating activities, short-term and long-term borrowings and cash and cash equivalents. Historically, our primary uses of funds were for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distributions of dividends to shareholders. Our payments to CNPC are limited to dividends and payments for services provided to us by CNPC. In the year ended December 31, 2004, we distributed as dividends 45% of our reported net income. We expect that we will continue to distribute as dividends approximately 40% to 50% of our reported net income for all years. See “Item 8 Financial Information — Dividend Policy” for a discussion of factors which may affect the determination by our board of directors of the appropriate level of dividends.

      We finance a significant portion of our business operations with short-term borrowings, including short-term debt obtained from PRC State-owned banks. As of December 31, 2004, short-term debt comprised approximately 5.5% of our capital employed as compared to approximately 6.7% as of December 31, 2003. Our ability to obtain adequate financing to satisfy our capital expenditure and debt servicing requirements may be limited by our financial condition and our results of operations and the liquidity of international and domestic capital markets. Prior to accessing international and domestic capital markets, we must obtain approval from various PRC government authorities. In general, we must obtain PRC government approval for any project involving significant capital investment for our refining and marketing, chemicals and marketing and natural gas and pipeline segments. For a more detailed discussion of factors which may affect our ability to satisfy our financing requirements, see “Item 3 — Key Information — Risk Factors”.
      We plan to fund the capital and related expenditures described in this annual report principally through cash generated by operating activities, short-term and long-term borrowings and cash and cash equivalents. Net cash generated by operating activities in the year ended December 31, 2004 was RMB 137,299 million (US$16,589 million). As of December 31, 2004, we had cash and cash equivalents of RMB 11,304 million (US$1,366 million). While each of the projects described in this annual report for which significant capital expenditures will be required is important to our future development, we do not believe that failure to implement any one of these projects would have a material adverse effect on our financial condition or results of operations. If the price of crude oil undergoes a steep decline in the future, it is likely that we would delay or reduce the scale of the capital expenditures for our exploration and production segment.
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
      In addition, we did not have for the year ended December 31, 2004, and do not currently have, any transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect the liquidity or availability of or requirements for our capital resources.

      The table below sets forth our cash flows for each of the three years ended December 31, 2002, 2003 and 2004 and our cash equivalents at the end of each period.

	Year ended December 31,

	2002	2003	2004

	(RMB in millions)
Net cash generated by operating activities	97,290	137,236	137,299
Net cash used for investing activities	(70,611)	(96,213)	(98,533)
Net cash provided by (used for) financing activities	(27,829)	(39,769)	(38,693)
Cash and cash equivalents at the end of period	9,977	11,231	11,304
      Our cash and cash equivalents increased by RMB 73 million from RMB 11,231 million as of December 31, 2003 to RMB 11,304 million (US$1,366 million) as of December 31, 2004, representing a 0.6% increase over 2003.
Cash Generated by Operating Activities
      Our net cash generated by operating activities was RMB 137,299 million (US$16,589 million) for the year ended December 31, 2004, representing an increase of RMB 63 million from RMB 137,236 million for the year ended December 31, 2003, due primarily to an increase of RMB 84,854 million in sales revenue which was partially offset by an increase of RMB 25,503 million in our purchase expenses, a decrease of RMB 24,507 million in working capital deficit and an increase of RMB 14,491 million in income tax expense.
      We had a working capital deficit of RMB 27,855 million as of December 31, 2003 and RMB 3,348 million (US$405 million) as of December 31, 2004. This decrease in working capital deficit was due primarily to an increase of RMB 16,899 million in inventory and an increase of RMB 8,993 million in receivables under the resale agreements.
      Our net cash generated by operating activities increased 41.1% from RMB 97,290 million for the year ended December 31, 2002 to RMB 137,236 million for the year ended December 31, 2003. This increase was due primarily to an increase of RMB 60,171 million in sales revenue and an increase of RMB 1,370 million in collection of accounts receivable.
      We had a working capital deficit of RMB 14,189 million as of December 31, 2002 and RMB 27,855 million as of December 31, 2003. This increase in working capital deficit primarily reflected an increase in long-term borrowings due within a year from RMB 6,143 million as of December 31, 2002 to RMB 19,672 million as of December 31, 2003.
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

Cash Provided by (Used for) Financing Activities
      Our net borrowings as of December 31, 2002, 2003 and 2004 were as follows:

	December 31,

	2002	2003	2004

	(RMB in millions)
Short-term debt (including current portion of long-term debt)	20,633	28,890	27,276
Long-term debt	60,655	41,959	38,458

Total debt	81,288	70,849	65,734

Less:
Cash and cash equivalents	9,977	11,231	11,304
Time deposits with term exceeding three months	2,612	2,640	1,400
Receivables under resale agreements	9,786	24,224	33,217

Net debt	58,913	32,754	19,813

      See Note 22 to our consolidated financial statements included elsewhere in this annual report for information regarding the maturity profile of debt, currency and interest rate structure.
      The debts which were guaranteed by CNPC amounted to RMB 939 million, RMB 853 million and RMB 756 million (US$91 million) as of December 31, 2002, 2003 and 2004, respectively. As of December 31, 2000, we had repaid all short-term debts guaranteed by CNPC. CNPC and we have undertaken to the Hong Kong Stock Exchange that we will continue to, on a best endeavor basis, approach each lender with respect to these guaranteed debts with a view toward obtaining the unconditional release of such guarantees.
      Of the total debts outstanding as of December 31, 2004, approximately 27.1% were fixed-rate loans and approximately 72.9% were floating-rate loans. Of the total debts outstanding as of December 31, 2004, approximately 85.1% were denominated in Renminbi, approximately 13.2% were denominated in the U.S. dollar and approximately 1.7% were denominated in other major foreign currencies.
      Our debts included short-term and long-term debts owed to China Petroleum Finance Company Limited of RMB 24,702 million, RMB 25,188 million and RMB 23,168 (US$2,799 million) as of December 31, 2002, 2003 and 2004, respectively. The amount of such short-term debts as of December 31, 2002, 2003 and 2004 were RMB 570 million, RMB 610 million and RMB 600 million (US$72 million), respectively. The amount of such long-term debts as of December 31, 2002, 2003 and 2004 were RMB 24,132 million, RMB 24,578 million and RMB 22,568 million (US$2,727 million), respectively. These debts were unsecured with interest bearing at below the prime rate as published by the People’s Bank of China. We also maintain a portion of our deposits at China Petroleum Finance Company Limited at an interest rate of 0.72%.
      Our net cash used for financing activities decreased 2.7% from RMB 39,769 million for the year ended December 31, 2003 to RMB 38,693 million (US$4,675 million) for the year ended December 31, 2004. This decrease resulted primarily from the following:

•	an increase in the repayment of long-term loans leading to an increase of RMB 14,832 million in cash outflow;

•	an increase in the distribution of dividends leading to an increase of RMB 4,650 million in cash outflow; and

•	a decrease in new short-term loans leading to a decrease of RMB 1,339 million in cash inflow;

      This decrease was offset primarily by the following:

•	an increase in new long-term loans leading to an increase of RMB 12,791 million in cash inflow; and

•	a decrease in the repayment of short-term loans leading to a decrease of RMB 8,673 million in cash outflow.
      Our net cash used for financing activities increased 42.9% from RMB 27,829 million for the year ended December 31, 2002 to RMB 39,769 million for the year ended December 31, 2003. This increase resulted primarily from the following:

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
      As at December 31, 2004, our loans of RMB 50 million were secured loans (including financing leases and bank loans), of which RMB 29 million of bank loans were secured by our plants and equipment in the aggregate value of RMB 218 million. We consider financing leases as secured debts. As at December 31, 2004, the debts incurred by us by way of financing leases amounted to RMB 21 million. The net book value of the properties, plant and equipment under financing leases was RMB 175 million.
      Our debt to equity ratio (calculated by dividing interest-bearing debts by the aggregate of interest-bearing debts and shareholder’s equity) as of December 31, 2004 was 13.4%, as compared to 16.6% as of December 31, 2003.
Capital Expenditures and Investments
      Our net cash used for investing activities includes capital expenditures and investments, offset by proceeds from the sale of assets and dividends received. The table below sets forth our capital expenditures and investments (including non dry hole exploration expenses) by business segment for each of the years ended December 31, 2002, 2003 and 2004 as well as those anticipated for the year ending December 31, 2005. Actual capital expenditures and investments for periods after January 1, 2005 may differ materially from the amounts indicated below.

							2005
	2002		2003		2004		anticipated

	(RMB in		(RMB in		(RMB in		(RMB in	%
	millions)%		millions)%		millions)%		millions)
Exploration and production	50,646	65.5	58,599	66.0	66,493	65.0	66,660	64.7
Refining and marketing	10,503	13.6	12,650	14.2	17,467	17.0	14,590	14.2
Chemicals and marketing	3,140	4.0	3,898	4.4	4,319	4.2	8,350	8.1
Natural gas and pipeline	12,912	16.7	13,530	15.2	13,901	13.6	12,400	12.0
Corporate and other	133	0.2	138	0.2	174	0.2	1,000	1.0

Total	77,334	100.0	88,815	100.0	102,354	100.0	103,000	100.0

      Our capital expenditures and investments increased 15.2% from RMB 88,815 million for the year ended December 31, 2003 to RMB 102,354 million (US$12,367 million) for the year ended December 31, 2004. This increase was due primarily to an increase of RMB 7,894 million (US$954 million) in capital expenditures and investments in exploration activities and an increase of RMB 4,817 million (US$582 million) in capital expenditures and investments in constructing our sales network of refined products. Taking into account the exclusion of the investments relating to the non-dry hole exploration expenses, our capital expenditures for the years ended 2002, 2003 and 2004 would have been RMB 72,766 million, RMB 82,929 million and RMB 95,349 million, (US$11,520 million), respectively.
      As of December 31, 2004, the capital expenditures contracted for at the balance sheet date but not recognized in our consolidated financial statements were approximately RMB 5,370 million (US$649 million).

Exploration & Production
      A majority of our capital expenditures and investments relate to our exploration and production segment. Our capital expenditures and investments for the segment for the year ended December 31, 2004 totaled RMB 66,493 million (US$8,034 million), including RMB 18,313 million for exploration activities and RMB 43,217 million for development activities. Our capital expenditures and investments for the year ended December 31, 2003, totaled RMB 58,599 million, including RMB 15,136 million for exploration activities and RMB 39,587 million for development activities. The increase in our capital expenditures and investments from the year ended December 31, 2003 to the year ended December 31, 2004 was due primarily to increased capital expenditures for crude oil exploration activities in our Daqing, Tarim and Changqing oil regions and increased capital expenditures for natural gas exploration activities in our Tarim, Sichuan and Erdos basins. Taking into account the exclusion of the investments relating to the non-dry hole exploration expenses, the capital expenditures of our exploration and production segment for the years ended December 31, 2002, 2003 and 2004 would have been RMB 46,078 million, RMB 52,713 million and RMB 59,488 million (US$7,188 million), respectively.
      Our anticipated capital expenditures and investments for our exploration and production segment for the year ending December 31, 2005 amount to RMB 66,660 million. Approximately RMB 16,460 million is expected to be used for exploration activities and approximately RMB 50,200 million for development activities. We plan to focus our exploration efforts in Erdos, Junggar, Tarim, Songliao, Sichuan and Bohai Bay basins.

Refining and Marketing
      Our capital expenditures for our refining and marketing segment for each of the three years ended December 31, 2002, 2003 and 2004 were RMB 10,503 million, RMB 12,650 million and RMB 17,467 (US$2,110 million), respectively. The increase in 2004 is due primarily to an increase in capital expenditures for further expansion of our sales network of refined products.
      Our anticipated capital expenditures for our refining and marketing segment for the year ending December 31, 2005 amount to RMB 14,590 million, which include:

•	approximately RMB 7,340 million for the construction of the sales network of refined products; and

•	approximately RMB 7,250 million for the construction and expansion of refining facilities.

Chemicals and Marketing
      Our capital expenditures for our chemicals and marketing segment for each of the three years ended December 31, 2002, 2003 and 2004 were RMB 3,140 million, RMB 3,898 million and RMB 4,319 million (US$522 million), respectively. The increase in 2004 was due primarily to the increased capital expenditures for upgrading the ethylene facilities in Daqing Petrochemical, Jilin Petrochemical and Lanzhou Petrochemical.
      Our anticipated capital expenditures for our chemicals and marketing segment for the year ending December 31, 2005 amount to RMB 8,350 million, which mainly include capital expenditures for upgrading the ethylene facilities in Daqing Petrochemical, Jilin Petrochemical, Lanzhou Petrochemical and Dushanzi Petrochemical and for the construction of the PTA project at Liaoyang Petrochemical.

Natural Gas and Pipeline
      Our capital expenditures for our natural gas and pipeline segment for each of the three years ended December 31, 2002, 2003 and 2004 were RMB 12,912 million, RMB 13,530 million and RMB 13,901 million (US$1,680 million), respectively. The increase in 2004 resulted primarily from increased capital expenditures for the Zhong County to Wuhan natural gas pipeline and the second Shaanxi-Beijing natural gas pipeline.
      Our anticipated capital expenditures for our natural gas and pipeline segment for the year ending December 31, 2005 amount to approximately RMB 12,400 million. Of this amount, approximately RMB 7,000 million is expected to be invested in the West to East natural gas pipeline project, the Zhong County to Wuhan natural gas pipeline and the second Shaanxi-Beijing natural gas pipeline and approximately RMB 5,400 million is expected to be invested in natural gas storage infrastructure projects, other natural gas pipelines and the pipelines for the transmission of crude oil and refined products. See “Item 4 — Information on the Company — Natural Gas and Pipeline — Expansion of Our Natural Gas Transmission and Marketing Business” for a more detailed discussion of the expansion plans of our natural gas and pipeline segment.

Corporate and Other
      Our non-segment-specific capital expenditures and investments for each of the three years ended December 31, 2002, 2003 and 2004 were RMB 133 million and RMB 138 million and RMB 174 million (US$21 million), respectively. Our non segment-specific capital expenditures and investments related primarily to purchase of non-segment-specific equipment and research and development activities.
      Our anticipated non-segment-specific capital expenditures and investments for the year ending December 31, 2005 amount to RMB 1,000 million. These planned capital expenditures and investments mainly include capital expenditures for scientific research and the development of our information system, water and power supply system, transportation system and telecommunication system, which are mutually beneficial to our business segments.
The Restructuring of Our Long-Term Investments
      In 2002, we entered into a number of transactions to streamline our long-term investments and to focus our resources on our core business activities. We entered into a share transfer agreement with each of Xian Feitian Science, Industrial and Trading Group Company Limited, or Xi’an Feitian, and Wuhan Luzhou Enterprise (Group) Company Limited, or Wuhan Luzhou, on May 23, 2002. Under the share transfer agreements, we transferred 27% and 8.9% of the state-owned legal person shares in Petroleum Long Champ (Group) Co., Ltd., or Long Champ, to Xi’an Feitian and Wuhan Luzhou, respectively. The share transfer agreements were approved by the Ministry of Finance and became effective on December 31, 2002. We ceased having any interest in Long Champ upon completion of the share transfers.
      We entered into a share transfer agreement with China Electronic Information Industrial Group Company, or China Electronic, on July 12, 2002. Under the share transfer agreement, we transferred 51.6% of the state-owned legal person shares in Gansu Tristar Petrochemical (Group) Co., Ltd., or

Tristar, to China Electronic. On July 25, 2002, the Ministry of Finance granted its approval to the transfer of the state-owned legal person shares in Tristar and the share transfer agreement became effective. We ceased having any interest in Tristar upon completion of the share transfer.
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
Long-Term Contractual Obligations and Other Commercial Commitments
and Payment Obligations
      The tables below set forth certain information in connection with our long-term contractual obligations and other commercial commitments outstanding as of December 31, 2004.

	Payment due by period

		Less than			After
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years

	(RMB in millions)
Long-term debt	54,445	15,987	24,624	6,467	7,367
Capital lease obligations	21	21	0	0	0
Operating leases	95,451	2,701	4,925	4,790	83,035
Capital commitments	5,370	4,398	972	0	0
Unconditional purchase obligations	5,108.9	3,992.8	726.4	290.3	99.4
Other long-term obligations	0	0	0	0	0
Total contractual cash obligations	160,395.9	27,099.8	31,247.4	11,547.3	90,501.4

	Amount of commitment expiration per period

	Total
	amounts	Less than	1-	3-	Over
Other commercial commitments	committed	1 year	3 years	5 years	5 years

	(RMB in millions)
Lines of credit	0	0	0	0	0
Standby letters of credit	0	0	0	0	0
Guarantees	203	50	3	67	83
Total commercial commitments	203	50	3	67	83

      The table below sets forth the estimated annual payments we are obligated to make with respect to our exploration and production licenses to the Ministry of Land and Resources.

Year	Annual payment

(RMB in millions)
2005	618
2006	681
2007 and thereafter	712
      We sell a substantial portion of our natural gas under long-term take-or-pay contracts. Under these contracts, the customers are required to take or pay, and we are obligated to deliver, minimum quantities of natural gas annually.
      As of December 31, 2004, our future minimum delivery commitments under such take-or-pay contracts are as follows:

Quantities

(billion of cubic feet)
2005	229
2006	443
2007	581
2008	637
2009	701
2010 and thereafter	6,111
Research and Development
      We have a research and development management department, directly under which there are three research institutions. Except for our branch companies which are engaged in marketing activities, each of our branch companies has its own research and development management department. Most of our branch companies have their own research institutions. Our research and development management departments are mainly responsible for managing and coordinating the research and development activities conducted by each of the research institutions. As of December 31, 2004, we had 22,182 employees engaged in research and development functions.
      In 2004, we applied for 221 patents and 159 trademarks in China. We obtained patent rights for 157 patents in the same period.
      In each of the three years ended December 31, 2002, 2003 and 2004, our total expenditures for research and development were approximately RMB 1,806 million, RMB 2,411 million and RMB 2,936 million (US$355 million), respectively.
Exploration and Production
      China’s major oil and gas fields are characterized by a broad range of geological conditions, and a majority of China’s oil and gas fields are in continental sedimentary basins with complex structures. We have developed effective exploration and production techniques and methods that are suitable for these geological conditions. Our research and development efforts with respect to our exploration and production business focus on:

•	geological structures of crude oil and natural gas reserves;

•	oil and gas exploration and development;

•	oil and gas production and pipeline transportation; and

•	monitoring of the environment.

Refining and Chemicals
      In order to organize and coordinate our research and development activities related to our refining and chemicals businesses, we established PetroChina Refining & Chemicals Technology Research Center in July 2003, which is responsible for developing research strategies and managing and coordinating major research projects. We have established four research and development centers in Daqing Petrochemical, Liaoyang Petrochemical, Lanzhou Petrochemical and Jilin Petrochemical to carry out the research and development of certain of our major refining and chemicals research projects. In order to enhance our competitiveness and develop core technologies, we plan to integrate the resources of our down-stream scientific research and development system in the near future.
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
Other Information
Inflation
      Inflation or deflation has not had a significant impact on our results of operations for the year ended December 31, 2004.
Non-Exchange Traded Contracts
      We did not engage for the year ended December 31, 2004, and do not currently engage, to a material extent, in any trading activities involving commodity contracts that are accounted for at fair value but for which a lack of market price quotations makes it necessary to apply fair value estimation techniques.
Related Party Transactions
      For a discussion of related party transactions, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” and Note 32 to our consolidated financial statements included elsewhere in this annual report.
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
      The depreciation charge, which includes impairment charge, on the revaluation surplus was RMB 8,157 million in 2002, RMB 8,053 million in 2003 and RMB 8,170 million in 2004.
      The depreciation charge on the revaluation loss was RMB 112 million in 2002, RMB 144 million in 2003 and RMB 830 million in 2004.
      The loss on disposal of property, plant and equipment, which includes shut down of manufacturing assets, was RMB 224 million in 2002, RMB 451 million in 2003 and RMB 523 million in 2004.
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

Related Party Transactions
      We have disclosed in Note 31 to our consolidated financial statements included elsewhere in this annual report transactions with significant customers and in Notes 13, 15, 21, 22 and 32 to our consolidated financial statements transactions and balances with our immediate parent, CNPC, and related companies. CNPC is owned by the PRC government, which also owns a significant portion of the productive assets in the PRC. IFRS exempts state controlled enterprises from disclosing transactions with other state controlled enterprises. IFRS also excludes from related parties government departments and agencies to the extent that such dealings are in the normal course of business. US GAAP contains no similar exemptions but requires disclosure of material related party transactions. We believe that we have provided meaningful disclosures of related party transactions through the major customer disclosures in Note 31 to our consolidated financial statements included elsewhere in this annual report and the transactions with the CNPC Group disclosed in Note 32 to our consolidated financial statements. Although the majority of our activities are conducted with the PRC government authorities and its affiliates and other state controlled enterprises, none individually constitutes a major customer or supplier other than those disclosed.

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

Recent US Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment,” or FAS 123(R), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” FAS 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in FAS 123(R) is similar to the approach described in Statement No. 123. However, FAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. FAS 123(R) is effective as of the start of the first fiscal year commencing after June 15, 2005, and thus, will apply to us beginning in the year ending December 31, 2006. We are evaluating the transition provisions allowed by FAS 123(R) and do not expect the adoption of FAS 123(R) will have a material impact on our financial condition and results of operations.
      On November 24, 2004, the FASB issued Statement No. 151, “Inventory Costs”, an amendment of ARB No. 43, Chapter 4 (FAS 151). FAS 151 requires that abnormal amounts of idle capacity and spoilage costs be excluded from the cost of inventory and expensed when incurred. The provisions of FAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of FAS 151 will have a material impact on our financial condition or results of operations.
      On December 15, 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29 (FAS 153). FAS 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect the adoption of FAS 153 will have a material impact on our financial condition or results of operations.

Quantitative Disclosure Relating to US GAAP and IFRS

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      Net income. Net income under US GAAP increased 43.4% from RMB 75,419 million for the year ended December 31, 2003 to RMB 108,135 million (US$13,065 million) for the year ended December 31, 2004. This increase was due primarily to an increase of RMB 33,313 million (US$4,025 million) in the net income under IFRS as discussed in “Item 5 — Operating and Financial Review and Prospects — Operating Results”.
      Shareholders’ equity. Shareholders’ equity under US GAAP increased 22.4% from RMB 329,205 million as of December 31, 2003 to RMB 403,012 million (US$48,693 million) as of December 31, 2004. This increase was due primarily to the net income of RMB 108,135 million (US$13,065 million) under US GAAP, which was partially offset by the payment of (i) the final dividend of RMB 13,947 million (US$1,685 million) for the year ended December 31, 2003 and (ii) the interim dividend of RMB 20,381 million (US$2,463 million) for the year ended December 31, 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
      Net income. Net income under US GAAP increased 51.3% from RMB 49,837 million for the year ended December 31, 2002 to RMB 75,419 million for the year ended December 31, 2003. This increase was due primarily to (i) the increase of RMB 22,704 million in the increase of net income under IFRS as discussed in “Item 5 — Operating and Financial Review and Prospects — Operating Results” and (ii) the decrease in the year ended December 31, 2003 of RMB 2,553 million in one-time remedial payments for staff housing.
      Shareholders’ equity. Shareholders’ equity under US GAAP increased 16.1% from RMB 283,464 million as of December 31, 2002 to RMB 329,205 million as of December 31, 2003. This increase was due primarily to the net income under US GAAP for the year ended December 31, 2003 of RMB 75,419 million (US$9,112 million), which was partially offset by the payment of (i) the final dividend for the year ended December 31, 2002 of RMB 12,299 million and (ii) the interim dividend for the year ended December 31, 2003 of RMB 17,379 million.
Environmental Expenses and Capital Expenditures
      We paid pollutant discharge fees of approximately RMB 113 million, RMB 155 million and RMB 182 million (US$22 million), respectively, in 2002, 2003 and 2004. Our capital expenditures on environmental programs in 2002, 2003 and 2004 were approximately RMB 1,363 million, RMB 1,076 million and RMB 1,345 million (US$163 million), respectively. There were no material environmental liabilities accrued as of December 31, 2004.

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
      Our senior management is elected by and serve at the discretion of our board of directors.

      The following table sets forth certain information concerning our current directors, supervisors and executive officers.

Name	Age	Position	Date of election(1)

Chen Geng	58	Chairman of the board of directors	May 18, 2004
Jiang Jiemin	49	Vice Chairman of the board of directors and President	May 18, 2004
Ren Chuanjun	60	Vice Chairman of the board of directors	November 19, 2002
Su Shulin	42	Director and Senior Vice President	November 19, 2002
Duan Wende	53	Director and Vice President	May 18, 2004
Wang Fucheng	54	Director and Vice President	May 28, 2003
Zheng Hu	58	Director	May 28, 2003
Zhou Jiping	52	Director	May 18, 2004
Gong Huazhang	58	Director	November 19, 2002
Zou Haifeng	58	Director	November 19, 2002
Chee-Chen Tung	62	Independent non-executive director	November 19, 2002
Liu Hongru	74	Independent non-executive director	November 19, 2002
Franco Bernabè	56	Independent non-executive director	May 28, 2003
Li Huaiqi	55	Secretary to the board of directors
Wang Guoliang	52	Chief Financial Officer
Liu Baohe	58	Vice President
Jia Chengzao	56	Chief Geologist
Li Kecheng	61	Chairman of Supervisory Committee
Wen Qingshan	46	Supervisor
Sun Xianfeng	52	Supervisor
Xu Fengli	57	Supervisor
Sun Chongren	54	Supervisor
Zhang Youcai	63	Independent supervisor
Wu Zhipan	48	Independent supervisor

(1)	For directors only.
Directors
      Chen Geng, aged 58, is Chairman of the board of directors of PetroChina and President of CNPC. Mr. Chen is a senior economist. Mr. Chen graduated from Beijing Economics Institute (currently Capital University of Economics and Business), majoring in Labor Economics, and has over 30 years’ experience in China’s oil and gas industry. From October 1983, Mr. Chen was Deputy Director of Changqing Petroleum Exploration Bureau. From April 1985, he was Deputy Director of the Labour Department under the Ministry of Petroleum Industry. From August 1988, he was Director of the Labour Bureau of CNPC. From December 1993, he was Assistant President of CNPC. From September 1997, he was Vice President of CNPC and from March 1998, he was Deputy Director of the State Petroleum and Chemical Industry Bureau. In February 2001, Mr. Chen was appointed as a Vice President of CNPC. He has been a director of PetroChina since June 8, 2001 and was President of PetroChina from December 3, 2002 to May 2004. He was appointed as President of CNPC in April 2004 and Chairman of the board of directors of PetroChina in May 2004.
      Jiang Jiemin, aged 49, is a Vice Chairman of the board of directors of PetroChina and President of PetroChina. Mr. Jiang is a senior economist. Mr. Jiang graduated from the University of Shandong in industrial economics management. He has almost 30 years’ experience in China’s oil and gas industry. Mr. Jiang was a Deputy Director of Shengli Petroleum Administration Bureau from March, 1993 and Director of Qinghai Petroleum Administration Bureau from November 1994. Mr. Jiang was an Assistant President of CNPC and the Head of the Preparation Committee of the Restructuring and Listing of CNPC from February 1999 to November 1999 when he was appointed a director and Vice President of PetroChina. In June 2000, Mr. Jiang became a Vice Governor of Qinghai Province, a position he held until April 2004 when he was appointed as a Vice President of CNPC. Mr. Jiang has been a Vice Chairman and President of PetroChina since May 2004.
      Ren Chuanjun, aged 60, is a Vice Chairman of the board of directors of PetroChina. Mr. Ren is a Vice President of CNPC. Mr. Ren is a senior economist. Mr. Ren graduated from Hefei Industry University and has over 30 years’ experience in China’s oil and gas and chemical fibers industries. Mr. Ren became a Deputy General Manager and General Manager of China Yizheng Fiber Industrial United Corporation in 1983. From 1994, he worked as a Vice Minister of China National Textile Council as well as a Vice Chairman of the board of directors of Yizheng Fiber United Corporation and Yizheng Fiber Company Limited. Mr. Ren acted as a Vice President of CNPC from April 1998. Mr. Ren worked as Senior Vice President of PetroChina from November 5, 1999 to November 2002. He has been a director of PetroChina since November 5, 1999 and a Vice Chairman of PetroChina since December 3, 2002.
      Su Shulin, aged 42, is a director and Senior Vice President of PetroChina. Mr. Su is a senior engineer. Mr. Su graduated from Daqing Petroleum Institute and received a master’s degree at Harbin Institute of Technology. Mr. Su has many years’ experience in China’s oil and gas industry. Since 1996, Mr. Su had worked as a Director Assistant, Director of the First Oil and Natural Gas Development Department, a Standing Deputy Director and Director of Daqing Petroleum Administration Bureau until November 5, 1999 when he was appointed as a Vice President of PetroChina and General Manger and Chairman of Daqing Oilfield Company, a subsidiary of PetroChina. Mr. Su held his positions as General Manager and Chairman of Daqing Oilfield Company until December 2003. Mr. Su has been a director of PetroChina since November 19, 2002 and Senior Vice President of PetroChina since December 3, 2002.
      Duan Wende, aged 53, is a director and a Vice President of PetroChina. Mr. Duan is a senior engineer. He graduated from the University of Nankai, majoring in economics management and pursued post master’s degree studies at the Postgraduate School of the Chinese Academy of Social Sciences in investment economics while working. He has over 30 years’ experience in China’s petrochemical industry. From April 1975 to June 1999, he held a number of positions, including the Deputy Factory Manager of Fushun Factory No. 628 and a chemical fibres factory, Commander of Command Office of Fushun Petrochemical Corporation ethylene project, Deputy Factory Manager of an ethylene petrochemical factory, the Factory Manager of an acrylic fibres petrochemical factory and a detergent factory. From May 1999, Mr. Duan was Deputy Manager of Fushun Petrochemical Corporation and from October 1999, Mr. Duan was Manager of Fushun Petrochemical Branch Company. From October 1999, he was General Manager of Fushun Petrochemical Branch Company. He has been an Assistant President of CNPC since August 2001. He has been a director and Vice President of PetroChina since May 2004 and March 2002, respectively, and a Vice President of CNPC since December 2003.
      Wang Fucheng, aged 54, is a director and Vice President of PetroChina. Mr. Wang is a senior economist. Mr. Wang graduated from the Shandong Normal University and has over 30 years’ experience in China’s oil and gas industry. Mr. Wang worked in the Shengli Oil Field, Zhongyuan Oil Field and Liaohe Oil Field. From 1986 to 1999, Mr. Wang worked as Senior Executive of the Shengli Oil Field, Deputy Director of the Liaohe Oil Exploration Bureau, Director of the Liaohe Oil Exploration Bureau and General Manager of the Branch Office of Liaohe Oil Field. Mr. Wang has been a director of PetroChina since June 30, 2000 and a Vice President of PetroChina since July 12, 2000.
      Zheng Hu, aged 58, is a director of PetroChina and a Vice President of CNPC. Mr. Zheng is a senior engineer. He graduated from the Beijing Petroleum Institute and has over 30 years’

experience in China’s oil and gas industry. From 1990 to 1992, Mr. Zheng acted as vice director of Beijing Petroleum Managers Training Institute. From 1992 to 1999, Mr. Zheng worked as Deputy General Manager and General Manager of China Petroleum Technology & Development Corporation, as Deputy General Manager and General Manager of China Petroleum Materials and Equipment (Group) Corporation, Director of Personnel and Labour Department of CNPC. He has been a director of PetroChina since June 30, 2000 and a Vice President of CNPC since August 2000.
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
      Gong Huazhang, aged 58, is a director of PetroChina. Mr. Gong is General Accountant of CNPC. Mr. Gong is a senior accountant. Mr. Gong graduated from Yangzhou Business School and has over 30 years’ experience in China’s oil and gas industry. Mr. Gong worked as Chief Accountant, Deputy Director and Director of the Finance Bureau of CNPC from 1991. Mr. Gong has been Director of the Finance and Assets Department of CNPC since October 1998 and has been General Accountant of CNPC since February 1999. Mr. Gong has been a director of PetroChina since November 5, 1999.
      Zou Haifeng, aged 58 , is a director of PetroChina. Mr. Zou is a Deputy Manager of Jilin Petrochemical Branch Company and the Chairman of the Supervisory Committee of Jilin Chemical Industrial Company Limited. Mr. Zou is a senior engineer. Mr. Zou graduated from Northeastern Industry Institute and has nearly 30 years’ experience in the petrochemical industry. Since 1994, Mr. Zou has been a Deputy Manager of Jilin Petrochemical Group Corporation and a Director and Deputy Manager of Jilin Chemical Industrial Company Limited. Mr. Zou has been a Deputy Manager of Jilin Petrochemical Branch Company, a subsidiary of PetroChina since July, 1999 and a director of PetroChina since November 5, 1999.
Independent Non-executive Directors
      Chee-Chen Tung, aged 62, is an independent non-executive director of PetroChina. Mr. Tung is Chairman and Chief Executive Officer of Orient Overseas (International) Limited (OOIL). He was educated at the University of Liverpool, England, where he received his Bachelor of Science degree. He later acquired a Master’s degree in Mechanical Engineering at the Massachusetts Institute of Technology in the United States. Mr. Tung served as Chairman of Hong Kong Shipowner’s Association between 1993 and 1995. From 1999 to 2001, Mr. Tung served as Chairman of the Hong Kong General Chamber of Commerce, an independent non-executive Director of Zhejiang Expressway Company Limited, Bank of China (Hong Kong) Limited, Sing Tao News Corporation Limited, Wing Hang Bank and Cathay Pacific Airways, a member of the Hong Kong Port Development Board. Mr. Tung is also Chairman of the Institute for Shipboard Education Foundation, Chairman of the Court of the International Academics Center of the Hong Kong Polytechnic

University, a member of the Board of Trustees of the University of Pittsburgh, and a member of the Board of Visitors of the School of Foreign Service, Georgetown University. Mr. Tung has been an independent non-executive director of PetroChina since November 5, 1999.
      Liu Hongru, aged 74, is an independent non-executive director of PetroChina. Mr. Liu graduated from the Economics Department of the University of Moscow in 1959 with an associate doctor’s degree. Mr. Liu worked as a Vice Governor of the Agricultural Bank of China, a Vice Governor of the People’s Bank of China, a Deputy Director of the State Economic Restructuring Committee and Chairman of China Securities Regulatory Commission. Mr. Liu is currently a Deputy Director of the Economic Committee under the Chinese People’s Political Consultative Conference, and concurrently serves as a Vice President of China Finance and Banking Society, a Vice President of China National Debt Association and Director of Shanghai Finance and Law Research Institute. Mr. Liu is also a professor at each of Beijing University, the Graduate School of People’s Bank of China and the City University of Hong Kong. Mr. Liu also acts as independent non-executive director or non-executive director for other four companies listed in Hong Kong Stock Exchange and has the relevant accounting and financial management expertise required by the Hong Kong Stock Exchange Listing Rules. Mr. Liu served as an independent supervisor of PetroChina from December 1999 to November 2002. Mr. Liu has been an independent non-executive director of PetroChina since November 19, 2002.
      Franco Bernabè, aged 56, is an independent non-executive director of PetroChina. Mr. Bernabè is the Chairman of the Franco Bernabe Group and Vice Chairman of H3G. He is also Vice Chairman of Rothschild Europe. He used to serve as the executive president of ENI and Telecom Italia. He also serves as a special representative of the Italian government for the reconstruction of the Balkan region. Mr. Bernabè joined ENI in 1983 to become the assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 was the Chief Executive Officer of ENI. Mr. Bernabè led the restructuring program of the ENI Group, making it one of the world’s most profitable oil companies. Between 1998 and 1999, Mr. Bernabè was the Chief Executive Officer of Telecom Italia. Prior to his joining ENI, Mr. Bernabe was the head of economic studies at FIAT. He was also a senior economist at the OECD Department of Economics and Statistics in Paris. Earlier, he was a professor of economic politics at the School of Industrial Administration, Turin University. Mr. Bernabè has been an independent non-executive director of PetroChina since June 30, 2000.
Secretary to the Board of Directors
      Li Huaiqi, aged 55, is the secretary to the board of directors of PetroChina. Mr. Li is a senior economist. He has over 30 years’ experience in China’s oil and gas industry. Mr. Li worked with Daqing, Liaohe, Nanhai and Huabei oil and gas companies. From 1992 to 1996, Mr. Li worked as Deputy Director of Foreign Affairs Bureau and Chairman of the Foreign Service Company of CNPC and as Director of Foreign Affairs Bureau of CNPC. In 1999, Mr. Li was appointed as Director of the International Co-operation Department (Foreign Affairs Bureau) of CNPC. Mr. Li has been the secretary to the board of directors of PetroChina since August 29, 2001.
Other Senior Management Personnel
      Wang Guoliang, aged 52, is Chief Financial Officer of PetroChina. Mr. Wang has a master’s degree and is a senior accountant. He graduated from Heilongjiang Business College and Hebei University. He has over 20 years’ experience in China’s oil and gas industry. Mr. Wang worked as a Vice President of CNPC Finance Co., Ltd. from 1995 to 1997 and as a Deputy General Manager and General Accountant of China National Oil & Gas Exploration and Exploitation Corporation from 1998 to November 5, 1999 when he was appointed as Chief Financial Officer of PetroChina. He was also General Manager of PetroChina’s Financial Department from November 1999 to March 2002.

      Liu Baohe, aged 58, is a Vice President of PetroChina. Mr. Liu is a senior engineer. Mr. Liu graduated from Beijing Petroleum Institute and has over 30 years’ experience in China’s oil and gas industry. From 1994 to 1997, Mr. Liu worked as Vice Director and Director of the Exploration and Production Bureau of CNPC. Mr. Liu was Director of the Department of Oil and Gas Exploitation of CNPC from 1998 to 1999. From 1999 to August 2001, Mr. Liu worked as Deputy General Manager of the exploration and production segment of PetroChina. From September 2001, Mr. Liu was a Vice President of PetroChina. From September 2001 to December 2002, he was also General Manager of the Exploration and Production Branch Company of PetroChina.
      Jia Chengzao, aged 56, is Chief Geologist of PetroChina. Mr. Jia is a doctor degree holder, a senior engineer and a Fellow of China Scientific Institute. He graduated from Nanjing University and has over 25 years’ experience in China’s oil and geological industry. From 1994, Mr. Jia held several senior management positions at Tarim Oil Exploration and Exploitation Headquarters, including Deputy Chief Geologist, Chief Geologist and Deputy Commander. Since 1998, he has been a Vice Director of the Oil Exploration and Exploitation Scientific Research Institute of CNPC. From 1999, Mr. Jia worked as a Deputy General Manager of China Petroleum Tarim Oil Field Branch Company and a Vice Director of China Oil Exploration and Exploitation Research Institute. Mr. Jia has been Chief Geologist of PetroChina since July 2000. Since December 2002, Mr. Jia has also been Director of China Oil Exploration and Exploitation Research Institute.
Supervisors
      Li Kecheng, aged 61, is Chairman of PetroChina’s supervisory committee. Mr. Li is a senior engineer. Mr. Li graduated from Beijing Science and Technology University and has over 30 years’ experience in China’s oil and gas industry. From 1986 to 1992, Mr. Li was the head of the Petroleum Pipeline Bureau and a senior executive of the Northeastern Oil Transmission Administration Bureau. Since November 1992, Mr. Li has been taking several senior administrative positions at CNPC. Mr. Li has been Chairman of PetroChina’s supervisory committee since November 5, 1999.
      Wen Qingshan, aged 46, is a supervisor of PetroChina. Mr. Wen is a senior accountant. Mr. Wen graduated from Jilin Yanbian University. He served as Deputy Chief Accountant of the Finance and Assets Department of CNPC from November 1998 to May 1999, when he was appointed as a Deputy Director of the Finance and Assets Department of CNPC. Mr. Wen has been Director of the Finance and Assets Department of CNPC since May 2002. Mr. Wen has been a supervisor of PetroChina since November 19, 2002.
      Sun Xianfeng, aged 52, is a supervisor of PetroChina. Mr. Sun graduated from Huadong Petroleum Institute in September 1977. Mr. Sun worked as Deputy Director of the Supervisory Bureau of CNPC from November 1996, before being transferred to the Eighth Office of the State Council Compliance Inspectors’ General Office (Supervisory Committee of Central Enterprises Working Commission) as its temporary head in June 1998. He has been Deputy Director of the Audit Department of CNPC since October 2000, and has worked concurrently as Director of the Audit Services Center of CNPC since December 2000. Mr. Sun has been a supervisor of PetroChina since May 2004.
      Xu Fengli, aged 57, is a supervisor of PetroChina. Mr. Xu is a senior accountant. Mr. Xu graduated from Xi’an Petroleum Institute in July 1985. Mr. Xu has been Chief Accountant of Fushun Petrochemical Corporation since November 1995, Deputy Director of Finance and Assets Department of CNPC since November 1998, Deputy General Manager of the Finance Department of PetroChina since December 1999 and Director of the Administrative Office of the Supervisory Committee of PetroChina since October 2003. Mr. Xu has been a supervisor of PetroChina since May 2004.
      Sun Chongren, aged 54, is a supervisor of PetroChina and an employee representative of PetroChina’s supervisory committee. Mr. Sun graduated from Huadong Petroleum Institute and has 30 years’ experience in China’s oil and gas industry. Mr. Sun has been working at Liaohe Petroleum

Administration Bureau for 30 years. Since 1996, he has been a senior executive and Chairman of the workers’ union of Liaohe Petroleum Administration Bureau. Mr. Sun has been a supervisor of PetroChina since November 5, 1999.
      Zhang Youcai, aged 63, is an independent supervisor of PetroChina. Mr. Zhang is a professor. Mr. Zhang graduated from Nanjing Industrial University and has over 30 years’ experience in enterprise management and financing. Mr. Zhang worked as Chief Manager of Nantong Fertilizer Factory, Deputy Director of Nantong Municipal Industrial Bureau, Vice Chairman of Nantong Municipal Development and Planning Committee and Vice Mayor of Nantong city, until his appointment as Mayor of Nantong city in April 1984. Mr. Zhang was a Vice Minister of the Ministry of Finance from December 1989 to July 2002. He also served as General Director of the State Asset Administration Bureau from May 1994 to July 1998. Mr. Zhang has been an independent supervisor of PetroChina since November 19, 2002.
      Wu Zhipan, aged 48, is an independent supervisor of PetroChina. Mr. Wu acquired a Doctor in Laws from Beijing University School of Law in 1988, and was a visiting scholar at Harvard Law School from 1991 to 1992. Mr. Wu is a Vice President of Beijing University. He is concurrently an expert consultant of the Supreme People’s Court, an arbitrator on the Arbitrator Panel of the China International Economic and Trade Arbitration Commission and a Director of China and Economic Law Society. Mr. Wu is the author of a number of legal publications and has rich experience in law practice. Mr. Wu has been an independent supervisor of PetroChina since December 3, 1999.
Compensation
Senior Management Compensation System
      Our senior management compensation system links our senior management members’ financial interests, including those of our executive directors and our supervisors, with our results of operations and the performance of our shares. All of our senior management members have entered into performance contracts with us. Under this system, the senior management members’ compensation system has three components, namely, fixed salaries, performance bonuses and stock appreciation rights. The variable components in their compensation account for approximately 70% to 75% of our senior management officers’ total potential compensation, including up to 25% forming the performance bonus component and approximately 50% to 70% forming the stock appreciation rights component. Variable compensation rewards are linked to the attainment of specific performance targets, such as net income, return on capital and cost reduction targets. The chart below sets forth the components of the total potential compensation for key officers.

		% Stock
	% Fixed	appreciation	% Performance
	salary	rights	bonus

Chairman	30	70	0
President	25	60	15
Vice President	25	60	15
Department GM	25	50	25
      We have granted stock appreciation rights to 300 persons, including members of the board of directors and the supervisory committee, president, vice presidents and departmental managers, general managers and deputy general managers of specialized companies and local subsidiaries. Upon exercise of these stock appreciation rights, members of the senior management will not receive any of our shares, but will, by way of stock appreciation rights, receive a monetary sum that is calculated on the basis of the price of our H shares. In 2004, none of the directors and senior management exercised any of the stock appreciation rights granted to them. Since companies are not permitted to repurchase and hold their own shares for offering stock options under current PRC law, we expect to calculate our book gains and losses on the basis of share prices and in accordance with stock appreciation rights measures and make cash payment of such compensations.
Directors’ and Supervisors’ Compensation
      Our directors and supervisors, who hold senior management positions or are otherwise employed by us, receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind, including our contribution to the pension plans for these directors and supervisors.
      The aggregate amount of salaries, housing allowances, other allowances and benefits in kind paid by us to the five highest paid individuals of PetroChina during the year ended December 31, 2004 was RMB 1,645,118. We paid RMB 39,683 as our contribution to the pension plans in respect of those individuals in the year ended December 31, 2004.
      The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our directors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2004 was RMB 1,594,932.
      Save as disclosed, no other payments have been paid or are payable, in respect of the year ended December 31, 2004, by us or any of our subsidiaries to our directors. In addition, we have no service contracts with our directors that provide for benefits to our directors upon the termination of their employment with us.
      In 2004, we paid RMB 43,063 as our contribution to the pension plans in respect of our directors and supervisors, who hold senior management positions or are otherwise employed by us. The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our supervisors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2004 was RMB 417,411.
Board Practices
      Our board of directors has four principal committees: an audit committee, an investment and development committee, an evaluation and remuneration committee and a health, safety and environment committee.
Audit Committee
      Our audit committee is currently composed of three non-executive independent directors, Mr. Franco Bernabè, Mr. Chee-Chen Tung and Mr. Liu Hongru, and one non-executive director, Mr. Gong Huazhang. Mr. Franco Bernabè serves as the chairman of the committee. Under our audit committee charter, the chairman of the committee must be an independent director and all resolutions of the committee must be approved by independent directors. The audit committee’s major responsibilities include:

•	supervising the integrity of financial reporting process to ensure fair, transparent and true financial disclosure;

•	evaluating the effectiveness of the internal control and risk management framework;

•	inspecting and supervising the effectiveness of the internal audit functions;

•	reviewing the independent auditing process, evaluating the performance of external auditors annually and raising proposals together with the supervisory committee to the shareholders’ meetings with respect to the retention of external auditors and the compensation of such external auditors;

•	receiving and dealing with submissions and complaints by employees regarding accounting, internal control or auditing matters.
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
Evaluation and Remuneration Committee
      The current members of our evaluation and remuneration committee are Liu Hongru, as chairman of the committee, Mr. Zheng Hu and Mr. Zou Haifeng. The evaluation and remuneration committee’s major responsibilities include:

•	managing the performance evaluations for our President and monitoring performance evaluations led by our President for Senior Vice President, Vice Presidents, Chief Financial Officer and other senior management personnel;

•	studying our incentive plan, compensation plan and stock appreciation rights plan, supervising and evaluating the implementation of these plans and making recommendations for improvements to and perfection of such plans.
Health, Safety and Environment Committee
      The current members of our health, safety and environment committee are Duan Wende, as chairman of the committee, Mr. Zhou Jiping and Mr. Wang Fucheng. The health, safety and environment committee’s major responsibilities include:

•	supervising the effective implementation of our Health, Safety and Environmental Protection Plan;

•	making recommendations to the board of directors and our President for major decisions with respect of health, safety and environmental protection;

•	inquiring the occurrence of and responsibilities for material accidents and supervising the remedial measures of material accidents.

Employees
      As of December 31, 2002, 2003 and 2004, we had 419,598, 417,229 and 424,175 employees, respectively. The table below sets forth the number of our employees by business segment as of December 31, 2004.

	Employees	% of total

Exploration and production	236,591	55.8
Refining and marketing	116,813	27.5
Chemicals and marketing	57,765	13.6
Natural gas and pipeline	10,191	2.4
Other(1)	2,815	0.7

Total	424,175	100.0%

(1)	Including PetroChina Exploration & Development Research Institute, PetroChina Plan and Design Institute, PetroChina Refining & Chemicals Technology Research Center, and the management of our headquarters and specialized companies.
      Our employees participate in various retirement benefit plans organized by municipal and provincial governments whereby we are required to make monthly insurance contributions to these plans at rates ranging from 16% to 22% of the employees’ salary. Expenses incurred by us in connection with the retirement benefit plans were approximately RMB 2,109 million, RMB 2,193 million and RMB 2,476 million (US$299 million), respectively, for the three years ended December 31, 2002, 2003 and 2004, respectively.
      In 2004, we have not experienced any strikes, work stoppages, labour disputes or actions which affected the operation of any of our businesses. We consider our relationship with our employees to be good.
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
      PetroChina was established on November 5, 1999 with CNPC as its sole promoter. As of December 31, 2004, CNPC owned 158,241,758,000 State-owned shares, representing approximately 90% of the share capital of PetroChina, and, accordingly, CNPC is our controlling shareholder.
      The shares held by CNPC are state-owned shares in the share capital of PetroChina. However, CNPC has identical voting rights. Holders of state-owned shares and H shares are deemed to be shareholders of different classes for certain matters which may have effect on their respective interest.
      As of December 31, 2004, Warren E. Buffett, Berkshire Hathaway Inc., OBH, Inc., National Indemnity Company, GEICO Corporation and Government Employees Insurance Company, as a group as defined under Rule 13d-1(b)(1)(ii)(J) of the Securities Exchange Act of 1934, as amended, collectively owned 2,347,761,000 H shares, representing approximately 1.3% of the total outstanding share capital of PetroChina, or approximately 13.4% of the H shares of PetroChina.
Related Party Transactions
      As CNPC directly owns approximately 90% of our total outstanding share capital, transactions between us and CNPC constitute connected transactions for us under the Listing Rules of the Hong Kong Stock Exchange. The waiver in respect of these connected transactions by Hong Kong Stock Exchange is valid from January 1, 2003 to December 31, 2005.
      CNPC and PetroChina are expected to continue to conduct all of the connected transactions referred to in the following agreements:
Comprehensive Products and Services Agreement
      CNPC and PetroChina will continue to conduct the transactions contemplated by the Comprehensive Products and Services Agreement which was entered into between CNPC and us on March 10, 2000, under which: (1) we have agreed to provide to CNPC, and (2) CNPC has agreed to provide to us, a range of products and services which may be required from time to time by either party.

Products and Services Provided by Us to the CNPC Group
      Under the Comprehensive Products and Services Agreement, we have agreed to provide to CNPC certain products and services, including crude oil, natural gas, refined products, chemical products, and services such as supply of water, electricity, gas and heating, quantifying and measuring services and quality inspection services.

Products and Services Provided by the CNPC Group to Us
      CNPC has agreed to supply us a wider range of products and services, including the following categories:

•	construction and technical services,

•	production services,

•	supply of material services,

•	social services,

•	ancillary services, and

•	financial services.
Individual Product and Service Implementation Agreement
      We and our affiliates may enter into, from time to time and as required, individual Product and Service Implementation Agreements with CNPC and its affiliates.
      As the individual Product and Service Implementation Agreement is only intended to provide for the supply of specific products and services contemplated by the Comprehensive Product and Services Agreement, these agreement does not constitute a new connected transaction.
Land Use Rights Leasing Contract
      We and CNPC will continue to perform the Land Use Rights Leasing Contract entered into between CNPC and us on March 10, 2000, under which CNPC has agreed to lease the land use rights of an aggregate of 42,476 parcels of land to us in connection with our business and operations, covering an aggregate area of approximately 1,145 million square meters located throughout the PRC, for a term of 50 years for an annual fee in the amount of RMB 2,000 million. The total amount of the fees payable after ten years from the effective date of the contract may be adjusted (to reflect market conditions at such time of adjustment, including market prices, inflation or deflation and other important factors) by consent reached between CNPC and us. In addition, any governmental, legal or other administrative taxes and fees to be paid in connection with the leased properties will be borne by CNPC. However, we have agreed to share proportionately on a reasonable basis with CNPC any additional amount of such taxes and fees payable as a result of changes in policies of the PRC government after the effective date of this contract.
Buildings Leasing Contract and Supplementary Building Leasing Agreement
      We and CNPC will continue to perform the Buildings Leasing Contract entered into between CNPC and us on March 10, 2000, under which CNPC has agreed to lease to us a total of 191 buildings covering an aggregate area of 269,770 square meters.
      These 191 buildings were leased to us at a price of RMB 145 per square meter per year, or is, at an aggregate annual fee of RMB 39,116,650, for a term of 20 years. In addition, we have agreed to pay for any governmental, legal or other administrative taxes and maintenance charges to be paid in connection with these 191 buildings.
      Subsequent to the execution of this contract, on September 26, 2002, we entered into a Supplemental Buildings Leasing Agreement with CNPC, under which CNPC agreed to lease to us an additional 404 buildings covering an aggregate area of 442,730 square meters.
      We entered into this Supplementary Building Leasing Agreement as a result of the expansion of our production and operations. These 404 buildings are mainly used for the crude oil and natural gas exploration activities, the West-East natural gas pipeline project and the construction of the refining and chemical products production base in the northeastern region of the PRC.

      We have agreed to pay approximately RMB 157 million annually for these 404 buildings under the Supplemental Buildings Leasing Agreement. We and CNPC will adjust the area and quantity of the properties leased under the Building Leasing Contract and the Supplemental Buildings Leasing Agreement every three years by taking into account changes in the production and operations of each party as well as in the market price. The Supplemental Buildings Leasing Agreement came into effect on January 1, 2003 and will expire simultaneously with the Building Leasing Contract. However, provisions in the Building Leasing Contract that do not conflict with the Supplemental Buildings Leasing Agreement will remain in full force.
Intellectual Property Licensing Contracts
      We and CNPC will continue to perform the three intellectual property licensing contracts, including a Trademark Licensing Contract, a Patent and Know-how Licensing Contract and a Computer Software Licensing Contract entered into between CNPC and us on March 10, 2000. Under these licensing contracts, CNPC has granted us exclusive rights to use certain trademarks (including the “CNPC” trademark), patents, know-how and computer software of CNPC for no consideration. These intellectual property rights relate to the assets and businesses of CNPC that were transferred to us in the restructuring of the CNPC group.
Contract for the Transfer of Rights under Production Sharing Contracts
      We and CNPC will continue to perform the Contract for the Transfer of Rights under Production Sharing Contracts dated March 10, 2000. As part of the restructuring, CNPC transferred to us relevant rights and obligations, excluding the rights and obligations relating to CNPC’s supervisory functions, under 23 Production Sharing Contracts entered into by CNPC with a number of international oil and natural gas companies.
Guarantee of Debts Contract
      We and CNPC will continue to perform the Guarantee of Debts Contract dated March 10, 2000. As part of the restructuring of the CNPC group, we assumed all of CNPC’s debts relating to the assets transferred to us in the restructuring of the CNPC group.
      Under this contract, CNPC has agreed to guarantee certain of our debts totalling approximately RMB 756 million (including principal and interest) as of December 31, 2004 for no consideration.
Deposits with China Petroleum Finance Company Limited
      We placed deposits with China Petroleum Finance Company Limited, or CP Finance, a subsidiary of CNPC and a non-bank financial institution approved by the People’s Bank of China, in the amount of RMB 2,861 million, RMB 2,331 million and RMB 1,782 million (US$215 million) as of December 31, 2002, 2003 and 2004, respectively. The deposits yield interest at prevailing saving deposit rates.
Related Party Transactions with CNPC (HK)
      As part of the restructuring of the CNPC group and in preparation for our listing on HKSE, and as disclosed in our prospectus dated March 27, 2000, CNPC entered into the Contract for the Transfer of Rights under Production Sharing Contracts with us whereby the relevant rights and obligations (other than the supervisory functions related to CNPC’s role as representative of the PRC government) of CNPC under certain contracts, including the Xinjiang Karamay Oilfield Area Blocks 9(1)-9(5) Petroleum Contract dated July 1, 1996, entered into between CNPC and Hafnium Limited, or the Xinjiang Contract, and the Liaohe Oilfield Leng Jiapu Area Petroleum Contract dated December 30, 1997, entered into between CNPC and Beckbury International Limited, or the Liaohe Contract, were novated to us.

      CNPC (Hong Kong) Limited, or CNPC (HK) is a 57.5% owned subsidiary of CNPC. CNPC is our controlling shareholder which holds approximately 90% of our issued share capital. Upon the effective novation by CNPC to us of its interests in the above petroleum production contracts (i.e., Xinjiang Contract and the Liaohe Contract), certain transactions under these petroleum production sharing contracts constitute connected transactions between CNPC (HK) and us.
      Summary of the major terms and conditions of these related party transactions under the Xinjiang Contract and the Liaohe Contract are as follows:

(1) Production sharing and development cost apportionment between CNPC (HK) and us. We and CNPC (HK) share the oil and natural gas produced from the Karamay Oilfield Area Blocks 9(1)-9(5), as to 46% by us and 54% by CNPC (HK), and from the Liaohe Oilfield Leng Jiapu Area, as to 30% by us and 70% by CNPC (HK). CNPC (HK) is responsible for all of the development costs in respect of the Karamay Oilfield Area Blocks 9(1)-9(5). We are responsible for 30% and CNPC (HK) is responsible for 70% of the development costs in respect of the Liaohe Leng Jiapu Oilfield.

(2) Provision of assistance by us to CNPC (HK). We are have agreed to provide assistance to CNPC (HK) for, among other things: (i) leasing warehouses, terminal facilities, barges, pipelines and land; (ii) obtaining approvals necessary for the petroleum operations; and (iii) obtaining office space, office supplies, transportation and communication facilities. CNPC (HK) has agreed to pay us an annual assistance fee in the amount of US$50,000 for each of the Karamay Oilfield Area Blocks 9(1)-9(5) and the Liaohe Leng Jiapu Oilfield Area. The amount of such fee was determined through negotiations by taking into account the actual circumstances and conditions, including the scope of the projects and the level of demand for such assistance. This fee is accounted for as operating costs and shared by us and CNPC (HK) in accordance with procedures described in the Xinjiang Contract and the Liaohe Contract.

(3) Payment of training fees. In the course of development and operations of each oilfield, CNPC (HK) is obligated to pay us an amount of US$50,000 annually for training of our personnel for each of the Karamay Oilfield Area Blocks 9(1)-9(5) and the Liaohe Leng Jiapu Oilfield Area. The amount of this fee was determined through negotiations by taking into account the actual circumstances and conditions, including the scope of the projects and the level of demand for training.

(4) Sale of crude oil by CNPC (HK) to us. CNPC (HK) has the right to deliver its share of oil production from each of the Karamay Oilfield Area Blocks 9(1)-9(5) and the Liaohe Leng Jiapu Oilfield Area to a destination of its choice, except for destinations which infringe on the political interests of the PRC. However, given the transportation costs and the prevailing oil prices, the purchaser of the oil production attributable to CNPC (HK) from each of the Karamay Oilfield Area Blocks 9(1)-9(5) and the Liaohe Leng Jiapu Oilfield Area is likely to be CNPC or its affiliates, including us, which will purchase oil produced in the Karamay Oilfield Area Blocks 9(1)-9(5) and the Liaohe Leng Jiapu Oilfield Area at the market price. Since the entering into of the petroleum production sharing contracts, CNPC (HK) has sold all of its share of the oil production to CNPC or its affiliates, including us. As far as our board of directors is aware, CNPC (HK) intends to continue with this arrangement. Although there is no contractual obligation on us to purchase oil production from the Karamay Oilfield Area Blocks 9(1)-9(5) and the Liaohe Leng Jiapu Oilfield Area, from a commercial perspective, we intend to continue to make such purchases. The price of various grades of crude oil sold will be determined either with reference to the price approved by the relevant PRC authorities or with reference to the prevailing price in arm’s length transactions of crude oil of a similar quality in the market, adjusted to take into account the terms of transportation, payment and other factors.

Loans or Guarantees with Related Parties
      As of December 31, 2004, we had unsecured short-term and long-term loans from CP Finance in an aggregate amount of RMB 23,168 million (US$2,799 million). The average annual interest rate on these loans is 4.55%.
ITEM 8 — FINANCIAL INFORMATION
Financial Statements
      See pages F-1 to F-62 following Item 19.
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
      An interim dividend of RMB 0.115919 (US$0.0140) per H share (inclusive of applicable tax) for the six months ended June 30, 2004 was paid to our shareholders on October 8, 2004. On May 26, 2005, our shareholders approved the payment of a final dividend of RMB 0.147511 (US$0.0178) per H share (inclusive of applicable tax) for the year ended December 31, 2004. The final dividend was calculated on the basis of 45% of our net income for the year ended December 31, 2004. The final dividend was paid on June 10, 2005.
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
      As of December 31, 2004, there were 17,582,418,000 H shares issued and outstanding. As of December 31, 2004, there were 185 registered holders of American depositary receipts evidencing 24,240,874 ADSs. The depositary of the ADSs is The Bank of New York.
      The high and low closing sale prices of the H shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for each quarterly period since listing in 2000 and for each month in 2005 (through June 24, 2005) are set forth below.

	Price per		Price per
	H share		ADS

	High	Low	High	Low

	(HK$)		(US$)
2000
Second quarter	1.78	1.11	22.56	14.25
Third quarter	2.05	1.49	26.19	19.38
Fourth quarter	1.75	1.30	23.00	15.94
2001
First quarter	1.48	1.26	18.73	16.55
Second quarter	1.84	1.35	23.60	17.40
Third quarter	1.67	1.43	21.15	18.43
Fourth quarter	1.48	1.29	19.30	16.80
2002
First quarter	1.62	1.39	21.07	18.03
Second quarter	1.75	1.52	22.40	19.23
Third quarter	1.72	1.53	21.72	19.25
Fourth quarter	1.57	1.44	20.75	18.40
2003
First quarter	1.70	1.55	21.61	19.10
Second quarter	2.38	1.62	30.82	20.94
Third quarter	2.80	2.15	35.89	27.67
Fourth quarter	4.45	2.60	57.05	33.75
2004
First quarter	4.85	3.75	63.70	47.53
Second quarter	4.00	3.20	50.96	41.63
Third quarter	4.175	3.60	53.76	45.98
Fourth quarter	4.375	4.075	56.60	52.22

	Price per		Price per
	H share		ADS

	High	Low	High	Low

	(HK$)		(US$)
2005
January	4.325	4.025	56.10	51.65
February	4.925	4.30	62.93	55.40
March	5.10	4.70	65.36	60.76
April	5.05	4.675	64.76	59.71
May	4.975	4.70	64.48	60.21
June (through June 24, 2005)	5.80	4.95	73.71	64.14
      The closing prices per H share and per ADS on June 24, 2005 were HK$ 5.80 and US$ 73.71, respectively.

ITEM 10 — ADDITIONAL INFORMATION
Memorandum and Articles of Association
Our Articles of Association Currently in Effect
      The following is a summary based on the significant provisions of our articles of association currently in effect, which was filed with the Commission as an exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-15006). We hereby incorporate by reference the relevant exhibit to this annual report.

Enforceability of Shareholders’ Rights
      Our articles of association provide that all differences or claims

•	between a holder of H shares and us;

•	between a holder of H shares and any of our directors, supervisors, general managers, deputy general managers or other senior officers; or

•	between a holder of H shares and a holder of State-owned shares, arising from any provision of the articles of association, any right or obligation conferred or imposed by the PRC Company Law or any other relevant law or administrative regulation which concerns our affairs must, with certain exceptions, be referred to arbitration at either the China International Economic and Trade Arbitration Commission in the PRC or the Hong Kong International Arbitration Center. Our articles of association provide that such arbitration will be final and conclusive.

Restrictions on Transferability and the Share Register
      The articles of association provide that PRC investors are not entitled to be registered as holders of H shares.
      As provided in the articles of association, we may refuse to register a transfer of H shares unless:

•	any relevant transfer fee is paid;

•	the instrument of transfer is accompanied by the share certificates to which it relates, or such other evidence is given as may be reasonably necessary to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of one class of shares only; and

•	the transfer is conducted in accordance with the laws and administrative regulations of or required by the securities exchanges on which the shares are listed.
      We are required to keep a register of our shareholders which shall be comprised of various parts, including one part which is to be maintained in Hong Kong in relation to H shares to be listed on the Hong Kong Stock Exchange.

Dividends
      We may distribute dividends twice a year, with the final dividend for any financial year being subject to the approval of the shareholders by way of an ordinary resolution. The articles of association allow for distribution of dividends in the form of cash or shares.
      Dividends may only be distributed, however, after allowance has been made for:

•	recovery of losses, if any;

•	allocations to the statutory common reserve fund;

•	allocations to the statutory common welfare fund; and

•	allocations to a discretionary common reserve fund if approved by the shareholders.
      The minimum and maximum aggregate allocations to the statutory funds are 15% and 20%, respectively, of our net income determined in accordance with PRC accounting rules.
      The articles of association require us to appoint on behalf of the holders of H shares a receiving agent which is registered as a trust corporation under the Trustee Ordinance of Hong Kong to receive dividends declared by us in respect of the H shares on behalf of such shareholders. The articles of association require that cash dividends in respect of H shares be declared in Renminbi and paid by us in HK dollars.

Voting Rights and Shareholders’ Meetings
      Our board of directors will convene a shareholders’ annual general meeting once every year and within six months’ from the end of the preceding financial year. Our board will convene an extraordinary general meeting within two months of the occurrence of any one of the following events:

•	where the number of directors is less than the number stipulated in the PRC Company law or two-thirds of the number specified in our articles of association;

•	where our unrecovered losses reach one-third of the total amount of our share capital;

•	where shareholders holding 10% or more of our issued and outstanding voting shares request in writing the convening of an extraordinary general meeting; or

•	where our board deems necessary or our board of supervisors so request.
      Meetings of a special class of shareholders must be called in certain enumerated situations when the rights of the holders of such class of shares may be modified or adversely affected, as discussed below. Resolutions proposed by shareholders holding 5% or more of the total number of voting shares will be included in the agenda for the relevant annual general meeting if they are matters which fall within the scope of the functions and powers of shareholders in general meeting.
      All shareholders’ meetings must be convened by our board by written notice given to shareholders not less than 45 days before the meeting. Based on the written replies received by us 20 days before a shareholders’ meeting, we will calculate the number of voting shares represented by shareholders who have indicated that they intend to attend the meeting. Where the number of voting shares represented by those shareholders amount to more than one-half of our total voting shares, we may convene the shareholders’ general meeting, regardless of the number of shareholders who actually attend. Otherwise, we will, within five days, inform the shareholders again of the motions to be considered and the date and venue of the meeting by way of public announcement. After the announcement is made, the shareholders’ meeting may be convened. The accidental omission by us to give notice of a meeting to, or the non-receipt of notice of a meeting by, a shareholder will not invalidate the proceedings at that shareholders’ meeting.
      Shareholders at meetings have the power, among other things, to approve or reject our profit distribution plans, the annual budget, the financial statements, an increase or decrease in share capital, the issuance of debentures, the merger or liquidation of PetroChina and any amendment to our articles of association. In addition, the rights of a class of shareholders may not be modified or abrogated, unless approved by a special resolution of all shareholders at a general shareholders’ meeting and by a special resolution of shareholders of that class of shares at a separate meeting. Our articles of association enumerate, without limitation, certain amendments which would be deemed to be a modification or abrogation of the rights of a class of shareholders, including increasing or decreasing the number of shares of a class disproportionate to increases or decreases of other classes of shares, removing or reducing rights to receive dividends in a particular currency or creating shares with voting or equity rights superior to shares of such class.
      Each H share is entitled to one vote on all matters submitted to a vote of our shareholders at all shareholders’ meetings, except for meetings of a special class of shareholders where only holders of shares of the affected class are entitled to vote on the basis of one vote per share of the affected class.
      Shareholders are entitled to attend and vote at meetings either in person or by proxy. Proxies must be in writing and deposited at our legal address, or such other place as is specified in the meeting notice, not less than 24 hours before the time for holding the meeting at which the proxy proposes to vote or the time appointed for the passing of the relevant resolutions. When the instrument appointing a proxy is executed by the shareholder’s attorney-in-fact, such proxy when deposited must be accompanied by a notarially certified copy of the relevant power of attorney or other authority under which the proxy was executed.
      Except for those actions discussed below which require supermajority votes, resolutions of the shareholders are passed by a simple majority of the voting shares held by shareholders who are present in person or by proxy. Special resolutions must be passed by more than two-thirds of the voting rights represented held by shareholders who are present in person or by proxy.
      The following decisions must be adopted by special resolution:

•	an increase or reduction of our share capital or the issue of shares of any class, warrants and other similar securities;

•	the issue of our debentures;

•	our division, merger, dissolution and liquidation;

•	amendments to our articles of association; and

•	any other matters considered by the shareholders in a general meeting and which they have resolved by way of an ordinary resolution to be of a nature which may have a material impact on us and should be adopted by special resolution.
      All other actions taken by the shareholders, including the appointment and removal of our directors and independent auditors and the declaration of normal dividend payments or stock distributions, will be decided by an ordinary resolution of the shareholders.
      In addition, certain amendments to the articles of association require the approval and consent of the relevant PRC authorities.
      Any shareholder resolution which is in violation of any laws or regulations of the PRC or the articles of association will be null and void.

Board of Directors
      Directors will be elected by shareholders at a general meeting. Because the shares do not have cumulative voting rights, a holder of a majority of our shares is able to elect all of the directors. Directors are elected for a term of three years.
      Meetings of the board of directors shall be held at least twice every year and shall be convened by the Chairman of the board of directors, who shall notify all directors 10 days before each meeting.
      Our board of directors is accountable to the shareholders in general meetings and exercises the following functions and powers to:

(a) be responsible for the convening of shareholders’ meetings and reporting on its work to the shareholders at such meetings;

(b) implement the resolutions passed by the shareholders in general meetings;

(c) determine our business plans and investment proposals;

(d) formulate our annual preliminary and final budgets;

(e) formulate our profit distribution proposal and loss recovery proposals;

(f) formulate proposals for the increase or reduction of our registered capital and the issuance of our debentures;

(g) draw up plans for our merger, division or dissolution;

(h) decide on our internal management structure;

(i) appoint or remove our president and to appoint or remove the vice presidents and other senior officers, including the financial controller, based on the recommendation of the general manager, and to decide on their remuneration;

(j) formulate our basic management system;

(k) formulate proposals for any amendment of our articles of association; and

(l) exercise any other powers conferred by the shareholders in general meetings.
      Except for items (f), (g) and (k), which require the affirmative vote of more than two-thirds of all of our directors, resolutions on any other items may be approved by the affirmative vote of a simple majority of our directors.
      In addition to obligations imposed by laws, administrative regulations or the listing rules of the stock exchanges on which our H shares are listed, the articles of association place on each of our directors, supervisors, president, vice presidents and any other senior officers a duty to each shareholder, in the exercise of our functions and powers entrusted to such person:

•	not to cause us to exceed the scope of business stipulated in our business license;

•	to act honestly in our best interests;

•	not to expropriate our property in any way, including, without limitation, usurpation of opportunities which benefit us; and

•	not to expropriate the individual rights of shareholders, including, without limitation, rights to distributions and voting rights, save and except according to a restructuring which has been submitted to the shareholders for their approval in accordance with the articles of association.
      Our articles of association further place on each of our directors, supervisors, president, vice presidents and senior officers:

•	a duty, in the exercise of such person’s powers and discharge of such person’s duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

•	a fiduciary obligation, in the exercise of our powers entrusted to him or her, not to place himself or herself in a position where his or her duty to us and his or her interests may conflict; and

•	a duty not to direct a person or entity related or connected to a director, supervisor, president, vice president or senior officer in certain relationships enumerated in the articles of association to act in a manner which such director, supervisor, president, vice president or senior officer is prohibited from doing.
      Subject to compliance with all relevant laws and administrative regulations, the shareholders in a general meeting may by ordinary resolution remove any director before the expiration of his term of office. Subject to certain qualifications, a director, supervisor, president, vice president or other senior officer may be relieved of liability for a specific breach of his or her duties by the informed consent of shareholders in a general meeting.

Board of Supervisors
      The board of supervisors is composed of seven members appointed to monitor our financial matters:

•	to verify financial reports and other financial information which have been prepared by the board and which are proposed to be presented at shareholders’ meetings, and

•	to oversee our directors, president, vice presidents and other senior officers in order to prevent such persons from abusing their authority or infringing upon our interest.
      The board of supervisors’ powers are generally limited to investigating and reporting to shareholders and management on our affairs and to calling shareholders’ extraordinary general meetings.
      One member of the board of supervisors will be an employee representative appointed by our employees. The remaining members will be appointed by the shareholders in a general meeting. One member of the board of supervisors shall be the chairman. A member of the board of supervisors may not be a director, the president, a vice president or the financial controller. The term of office of each member of the board of supervisors is three years, including the term of office of the chairman of the board of supervisors, both of which terms of office are renewable upon re-election and re-appointment. Reasonable expenses incurred by the board of supervisors in carrying out its duties will be paid by us.
      The board of supervisors is accountable, and will report, to the shareholders in the shareholders’ general meetings.

Restrictions on Large or Controlling Shareholders
      Our articles of association provide that, in addition to any obligation imposed by laws and administrative regulations or required by the listing rules of the stock exchanges on which our H shares are listed, a controlling shareholder shall not exercise his voting rights in a manner prejudicial to the interests of the shareholders generally or of some part of the shareholders:

•	to relieve a director or supervisor from his or her duty to act honestly in our best interests;

•	to approve the expropriation by a director or supervisor of our assets in any way, including, without limitation, opportunities which may benefit us; or

•	to approve the expropriation by a director or supervisor of the individual rights of other shareholders, including, without limitation, rights to distributions and voting rights, except according to a restructuring of our company which has been submitted for approval by the shareholders in a general meeting in accordance with our articles of association.
      A controlling shareholder, however, will not be precluded by our articles of association or any laws and administrative regulations or the listing rules of the stock exchanges on which our H shares are listed from voting on these matters.
      A controlling shareholder is defined by our articles of association as any person who acting alone or in concert with others:

•	is in a position to elect more than one-half of the board of directors;

•	has the power to exercise, or to control the exercise of, 30% or more of our voting rights;

•	holds 30% or more of our issued and outstanding shares; or

•	has de facto control of us in any other way.
Amended Articles of Association Pending for Approval
      In May 2005, our shareholders approved our amended articles of association at the annual general meeting of shareholders, which is subject to approval by the State-owned Assets Supervision and Administration Commission of the PRC, or SASAC, before they become effective. Accordingly, we are still governed by our current articles of association in effect, pending this approval. We expect this approval to be granted in due course.
      In this subsection, we describe the significant changes that will come into effect upon the approval of SASAC. In the subsection above, we describe our current articles of association. Both subsections must be read in conjunction in order to understand how we will function after the amended articles of association have been approved. We have filed our amended articles of association with the Commission as an exhibit to this annual report on Form 20-F.
      The amended articles of associations increase the minimum frequency of mandatory meetings of the board of directors from twice to four times every year and remove the explicit requirement of notifying all directors 10 days before each meeting.
      In addition, the amended articles of associations add, among others, the following provisions:

Share Certificates and Register of Shareholders
      The amended articles of associations provide that we will make the following documents available at our Hong Kong representative office for inspection by the public and shareholders free of charge and for copying by shareholders at reasonable charges:

• a complete duplicate of the register of shareholders;

• a report showing the status of our issued share capital;

• the latest audited financial statements, directors’ report, auditors’ report, and supervisors’ Reports;

• our special resolutions;

• reports showing the number and nominal value of securities repurchased by us since the end of the last financial year, the aggregate amount paid for such securities and the maximum and the minimum prices paid in respect of each class of securities repurchased;

• a copy of the latest annual examination report filed with the State Administration of Industry and Commerce of the PRC; and

• for shareholders only, copies of the shareholder meetings’ minutes.

Shareholders’ General Meetings
      The amended articles of associations provide that when any shareholder is required to abstain from voting on any particular resolution or restricted to voting only for or against any particular resolution under the Listing Rules, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

Board of Directors
      The amended articles of associations provide that when a director or any of his associates has a material interest in any board resolution, the relevant transaction will be dealt with by conducting a board meeting rather than circulating written board resolution. If an independent non-executive director and its affiliates has no material interests in the transaction, he should be present at such board meeting.

Secretary of the Board of Directors
      The amended articles of associations impose additional responsibilities upon the secretary of our board of directors, who will

•	organize board meetings and general meetings; and

•	circulate minutes of the meetings of the board of directors to all directors for their signature and records within 14 days after the board meeting is held, and make the minutes available for inspection.

Financial and Accounting Systems and Profit Distribution
      The amended articles of associations provide that we will not exercise our power to forfeit the unclaimed dividends until after the expiry of the applicable limitation period under the relevant PRC law.
Material Contracts
      Incorporated by reference to our Registration Statement on Form F-1 (Registration No. 333-11566) and our annual reports on Form 20-F for the fiscal years ended December 31, 1999 (File No. 1-15006), December 31, 2000 (File No. 1-15006), December 31, 2001 (File No. 1-15006), December 31, 2002 (File No. 1-15006) and December 31, 2003 (File No. 1-15006), to which our material contracts were filed as exhibits. For information regarding certain material contracts, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” and the material contracts that we have filed with the Commission as exhibits to this annual report.
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
Significant Differences in Corporate Governance Practices
      We have filed a summary of the significant differences in our corporate governance practices for purposes of Section 303A.11 of the New York Stock Exchange Listed Company Manual with the Commission as an exhibit to this annual report on Form 20-F and have disclosed the same on our website, www.petrochina.com.cn, which may be accessed as follows:

1.	From our main web page, first click on “Investor Relations”.

2.	Next, click on “Corporate Governance Structure”.

3.	Finally, click on “Significant Differences In Corporate Governance Practices For Purposes Of Section 303A.11 of The New York Stock Exchange Listed Company Manual”.
Documents on Display
      You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the U.S. Securities and Exchange Commission at the Commission’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.
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
Interest Rate Risk
      Our interest risk exposure arises from changing interest rates. The tables below provide information about our financial instruments including various debt obligations that are sensitive to changes in interest rates. The tables present principal cash flows and related weighted-average interest rates at expected maturity dates. Weighted-average variable rates are based on effective rates as of December 31, 2002, 2003 and 2004. The information is presented in Renminbi equivalents, our reporting currency.
Foreign Exchange Rate Risk
      We conduct our business primarily in Renminbi. However, a portion of our RMB revenues are converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported equipment, crude oil and other materials. Foreign currency payments for imported equipment represented 12.2%, 15.5% and 18.6% of our total payments for equipment in 2002, 2003 and 2004 respectively. Foreign currency payments for imported crude oil and other materials represented 7.7%, 10.8% and 9.6% of our total payments for materials in 2002, 2003 and 2004 respectively.
      The Renminbi is not a freely convertible currency. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. The tables below provide information about our financial instruments including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The tables below summarize such information by presenting principal cash flows and related weighted-average interest rates at expected maturity dates in RMB equivalents, using the exchange rates in effect as of December 31, 2002, 2003 and 2004, respectively.

December 31, 2004

								Percentage
	Expected maturity date							to total
								long-term	Fair
	2005	2006	2007	2008	2009	Thereafter	Total	debt (%)	value

	(RMB equivalent in millions, except percentages)
Long term debt
Loan in RMB
Fixed rate	260	6	4	200	—	1	471	0.86%	457
Average interest rate	5.30%	0.03%	4.72%	3.60%	—	6.10%
Variable rate(1)	12,234	6,366	13,718	4,440	100	4,500	41,358	75.97%	41,358
Average interest rate	5.08%	5.12%	4.85%	5.03%	5.18%	4.62%
Loan in Euro
Fixed rate	36	35	17	17	17	238	360	0.66%	302
Average interest rate	5.47%	5.42%	2.13%	2.13%	2.13%	2.01%
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Loan in United States Dollar
Fixed rate	463	406	255	169	103	693	2,089	3.84%	1,863
Average interest rate	6.38%	6.29%	5.96%	5.48%	4.50%	1.57%
Variable rate	2,670	1,017	1,055	71	1,318	418	6,549	12.03%	6,549
Average interest rate	2.78%	3.13%	3.27%	1.65%	3.23%	1.65%
Loan in British Pound
Fixed rate	154	133	51	—	—	—	338	0.62%	326
Average interest rate	2.85%	2.85%	2.85%	—	—	—
Loan in Japanese Yen
Fixed rate	170	167	43	24	9	17	430	0.79%	463
Average interest rate	4.63%	4.62%	4.84%	4.45%	5.02%	5.02%
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debenture in RMB
Fixed rate	—	—	1,350	—	—	1,500	2,850	5.23%	2,632
Average interest rate	—	—	4.50%	—	—	4.11%

Total	15,987	8,130	16,493	4,921	1,547	7,367	54,445	100%	53,950

December 31, 2003

								Percentage
	Expected maturity date							to total
								long-term	Fair
	2004	2005	2006	2007	2008	Thereafter	Total	debt (%)	value

	(RMB equivalent in millions, except percentages)
Long term debt
Loan in RMB
Fixed rate	43	39	5	—	—	3	90	0.15%	88
Average interest rate	2.06%	4.81%	4.44%	—	—	2.03%
Variable rate(1)	16,686	12,448	6,366	3,720	3,720	3,000	45,940	74.55%	45,940
Average interest rate	5.05%	5.08%	5.12%	5.18%	5.10%	4.65%
Loan in Euro
Fixed rate	43	39	34	16	16	233	381	0.62%	319
Average interest rate	6.08%	5.47%	5.33%	2.11%	2.11%	2.10%
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Loan in United States Dollar
Fixed rate	596	582	531	349	257	1,152	3,467	5.62%	3,253
Average interest rate	6.05%	6.03%	5.97%	5.65%	5.34%	3.06%
Variable rate	1,997	4,754	111	116	121	755	7,854	12.75%	7,854
Average interest rate	1.16%	1.45%	2.33%	2.36%	2.38%	2.32%
Loan in British Pound
Fixed rate	143	142	122	47	—	—	454	0.74%	432
Average interest rate	2.85%	2.85%	2.85%	2.85%	—	—
Loan in Japanese Yen
Fixed rate	164	162	162	42	23	25	578	0.94%	628
Average interest rate	4.50%	4.49%	4.49%	4.35%	3.56%	2.68%
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debenture in RMB
Fixed rate	—	—	—	1,350	—	1,500	2,850	4.63%	2,640
Average interest rate	—	—	—	4.50%	—	4.11%

Total	19,672	18,166	7,331	5,640	4,137	6,668	61,614	100%	61,154

December 31, 2002

								Percentage
	Expected maturity date							to total
								long-term	Fair
Long term debt	2003	2004	2005	2006	2007	Thereafter	Total	debt %	value

	(RMB equivalent in millions, except percentages)
Loan in RMB
Fixed rate	127	80	1	—	1	2	211	0.32%	207
Average interest rate	4.71%	3.46%	6.94%	—	7.00%	—
Variable rate(1)	3,798	16,087	13,033	6,366	3,720	6,521	49,525	74.20%	49,525
Average interest rate	5.18%	5.02%	5.15%	5.20%	5.31%	5.01%
Loan in Euro
Fixed rate	107	36	30	30	15	201	419	0.63%	328
Average interest rate	3.74%	5.80%	5.16%	5.16%	2.13%	2.11%
Variable rate	22	22	—	—	—	—	44	0.07%	44
Average interest rate	1.99%	2.01%	—	—	—	—
Loan in United States Dollar
Fixed rate	1,037	873	869	741	496	1,403	5,419	8.12%	5,137
Average interest rate	6.51%	6.43%	6.43%	6.23%	6.01%	3.39%
Variable rate	372	2,071	2,018	2,208	185	575	7,429	11.13%	7,429
Average interest rate	4.31%	1.61%	1.45%	2.08%	3.86%	2.71%
Loan in British Pound
Fixed rate	216	210	210	209	129	348	1,322	1.98%	1,288
Average interest rate	3.79%	3.82%	3.82%	3.82%	4.41%	5.17%
Loan in Japanese Yen
Fixed rate	147	146	146	146	39	51	675	1.01%	743
Average interest rate	4.59%	4.59%	4.59%	4.59%	4.30%	3.55%
Variable rate	17	16	15	—	—	—	48	0.07%	48
Average interest rate	3.61%	3.58%	1.97%	—	—	—
Debenture in RMB
Fixed rate	300	—	—	—	1,350	—	1,650	2.47%	1,646
Average interest rate	9.00%	—	—	—	4.50%	—

Total	6,143	19,541	16,322	9,700	5,935	9,101	66,742	100%	66,395

(1)	Due to the declining interest rates in recent years in China, the PRC government has implemented a program to adjust interest rates on certain fixed RMB loans periodically to reflect the market rates in effect published by the People’s Bank of China, or the PBOC, from time to time. As a result, these previously fixed RMB loans are categorized as variable rate loans as of December 31, 2002, 2003 and 2004. The newly adjusted rates usually become effective one year after the announcement by the PBOC. The average interest rates on these loans are calculated based on the then effective rates as of December 31, 2002, 2003 and 2004, respectively.
Commodity Price Risk
      We are engaged in a broad range of petroleum related activities. The hydrocarbon commodity markets are influenced by global as well as regional supply and demand conditions. The PRC government currently publishes prices for onshore crude oil, gasoline and diesel according to international benchmark prices. A decline in prices of crude oil and refined products could adversely affect our financial performance. We historically have not used commodity derivative instruments to hedge the potential price fluctuations of crude oil and other refined products. Therefore, during 2002, 2003 and 2004, we were exposed to the general price fluctuations of broadly traded oil and gas commodities.

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
      Not applicable.
PART II
ITEM 13 — DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES
      None.
ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS
TO SECURITY HOLDERS
      None.
ITEM 15 — CONTROLS AND PROCEDURES
      Our Chairman, who performs the functions of Chief Executive Officer, and our Chief Financial Officer, after evaluating the effectiveness of PetroChina’s disclosure controls and procedures (as defined in the United States Exchange Act Rules 13a-15(e) and 15d(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, PetroChina’s disclosure controls and procedures were effective to ensure that material information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and regulations, except as disclosed in the following paragraphs.
      In preparation for certain internal control reporting requirements set forth in Section 404 of the Sarbanes-Oxley Act, we are undertaking company-wide documentation of internal controls, performing the system and process evaluation and testing required (and any necessary remediation) in an effort to comply with such requirements by the effective date for compliance. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness will be a key area of focus for our board of directors, our audit committee and our senior management.
      In the course of preparation for the implementation of the requirements of Section 404 of the Sarbanes-Oxley Act, we have identified certain internal control deficiencies that could adversely affect our ability to record, process, summarize and report financial data consistent with our management’s assertions in our financial statements. The significant deficiencies and weakness that we have discovered did not relate to fraud or require any material adjustments to our financial statements. Specifically, the identified areas would require us to: (1) enhance our internal audit function by developing and executing a formal audit plan at the head office and regional company level, enhancing its effectiveness and timely communicating identified deficiencies to management, (2) enhance the security and access control of information systems, and (3) improve the experience and knowledge of our employees.
      Following the identification of these issues, we commenced planning for remedial measures to make the necessary improvements as soon as practicable. Our board of directors and audit committee have been advised of these issues. Under the supervision and with the participation of our senior management, including our Chairman and Chief Financial Officer, we are in the process of conducting further evaluation of our internal control over financial reporting. We plan to design enhanced processes and controls to address these and any other issues that might be identified through our review. As we are still in the evaluation process, we may identify other conditions that may result in significant deficiencies or material weaknesses in the future. If we discover such conditions, we will take action to correct them. We are committed to taking appropriate steps for remediation, as needed.

      There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT
      Our audit committee is composed of three non-executive independent directors, Messrs. Franco Bernabé, Chee-Chen Tung and Liu Hongru, and one non-executive director, Gong Huazhang. See “Item 6 — Directors, Senior Management and Employees — Board Practices — Audit Committee”. Our board of directors has determined that Liu Hongru, our non-executive independent director, is qualified as a “financial expert,” as defined in Item 16A of Form 20-F.
ITEM 16B — CODE OF ETHICS
      We have adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, other executives and senior officers and a separate Code of Ethics that applies to all of our employees. We have included these two Codes of Ethics as Exhibit 16.1 and Exhibit 16.2 to this annual report. These two Codes of Ethics are also posted on our website, www.petrochina.com.cn, and may be accessed as follows:

1.	From our main web page, first click on “Investor Relations”.

2.	Next, click on “Corporate Governance Structure”.

3.	Finally, click on “Code of Ethics for Senior Management” or “Code of Ethics for Employees of PetroChina Company Limited”.
ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES
      PricewaterhouseCoopers has served as PetroChina’s independent public accountants for each of the fiscal years in the three-year period ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F. The auditors are elected annually at the annual general meeting of PetroChina.
      The offices of PricewaterhouseCoopers are located at Prince’s Building, 22nd Floor, Central, Hong Kong.
      The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers to PetroChina for each of the years ended December 31, 2003 and 2004.

	December 31,

	2003	2003	2004	2004

	RMB	US$	RMB	US$
	(in millions)
Audit fees	44	5	43	5
Audit-related fees	—	—	—	—
Tax fees	—	—	—	—
Other fees	—	—	23	3

Total	44	5	66	8

      Audit fees consist of fees billed for the annual audit services and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit, statutory audits, and assistance with and review of documents filed with the Commission.

      Other fees mainly include fees billed for advisory services in assisting our management to evaluate and improve our internal control procedures over financial reporting as required under Section 404 of the Sarbanes-Oxley Act.

Audit Committee Pre-approved Policies and Procedures
      Currently, all non-audit services to be provided by our independent public accountants, PricewaterhouseCoopers, must be approved by our audit committee.
      During 2004, services relating to all audit-related fees provided to us by PricewaterhouseCoopers were approved by our audit committee in accordance with the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
ITEM 16D — EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
      Not applicable.
ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND ITS AFFILIATES
      Not applicable.
PART III
ITEM 17 — FINANCIAL STATEMENTS
      We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
ITEM 18 — FINANCIAL STATEMENTS
      See page F-1 to F-62 following Item 19.
ITEM 19 — EXHIBITS
(a) See Item 18 for a list of the financial statements as part of this annual report.
(b) Exhibits to this annual report.

Exhibit
Number	Description of Exhibits

1.1	Articles of Association (as amended) (English translation) (1)
1.2	Articles of Association (as amended and pending for approval of SASAC) (English translation)
4.1	2005 Management Performance Contract (English Translation)
4.2	Crude Oil Mutual Supply Framework Agreement, dated December 1, 2004, between China Petroleum and Chemical Corporation and PetroChina (English translation)
4.3	Capital Contribution Agreement, dated June 9, 2005, among China National Oil and Gas Exploration and Development Corporation, Central Asia Petroleum Company Limited, Zhong You Kan Tan Kai Fa Company Limited and PetroChina (English Translation)
4.4	Transfer Agreement, dated June 9, 2005, between Zhong You Kan Tan Kai Fa Company Limited and PetroChina (English Translation)

Exhibit
Number	Description of Exhibits

4.5	Supplementary Agreement to Comprehensive Products and Services Agreement, dated June 9, 2005, between CNPC and PetroChina (English Translation)
4.6	Form of Non-competition Agreement between CNPC and PetroChina (together with English translation)(2)
4.7	Form of Comprehensive Products and Services Agreement between CNPC and PetroChina (together with English translation)(2)
4.8	Form of Land Use Rights Leasing Contract between CNPC and PetroChina (together with English translation)(2)
4.9	Form of Buildings Leasing Contract between CNPC and PetroChina (together with English translation)(2)
4.10	Form of Trademark Licensing Contract between CNPC and PetroChina (together with English translation)(2)
4.11	Form of Patent and Know-how Licensing Contract between CNPC and PetroChina (together with English translation)(2)
4.12	Form of Computer Software Licensing Contract between CNPC and PetroChina (together with English translation)(2)
4.13	Form of Contract for Transfer of Rights under Production Sharing Contracts between CNPC and PetroChina (together with English translation)(2)
4.14	Form of Guarantee of Debts Contract between CNPC and PetroChina (together with English translation)(2)
4.15	Form of Contract for the Supervision of Certain Sales Enterprises between CNPC and PetroChina (together with English translation)(2)
4.16	Form of Agreement for Transfer of Rights and Interests under the Crude Oil Premium and Discount Calculation Agreement between China Petrochemical Corporation, CNPC and PetroChina (together with English translation)(2)
4.17	Form of Agreement for the Transfer of Rights and Interests under the Retainer Contracts relating to Oil Exploration and Exploitation in Lengjiapu Area, Liaohe Oil Region and No. 9.1-9.5 Areas, Karamay Oil Field (together with English translation)(2)
8.1	List of major subsidiaries
10.1	Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Exchange Listed Company Manual
12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
16.1	Code of Ethics for Senior Management
16.2	Code of Ethics for Employees

(1)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-15006) filed with the Commission.

(2)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11566) filed with the Commission, as declared effective on March 29, 2000.

SIGNATURE
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROCHINA COMPANY LIMITED

/s/ LI HUAIQI

Name: Li Huaiqi
Title: Secretary to Board of Directors
Date: June 29, 2005

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of PetroChina Company Limited:
      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity present fairly, in all material respects, the consolidated financial position of PetroChina Company Limited (the “Company”) and its subsidiaries (the “Group”) at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
      International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2004 and the determination of consolidated shareholders’ equity at December 31, 2003 and 2004 to the extent summarized in Note 35 to the consolidated financial statements.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, June 28, 2005

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2002, 2003 and 2004
(Amounts in millions except for per share data)

		Year Ended December 31,

	Note	2002	2003	2004	2004

		RMB	RMB	RMB	US$
REVENUES
Sales and other operating revenues		244,424	303,779	388,633	46,956

OPERATING EXPENSES
Purchases, services and other		(71,690)	(90,850)	(116,353)	(14,058)
Employee compensation costs	4	(16,248)	(19,542)	(22,309)	(2,695)
Exploration expenses, including exploratory dry holes		(8,095)	(10,577)	(11,723)	(1,416)
Depreciation, depletion and amortization		(36,782)	(40,531)	(46,411)	(5,608)
Selling, general and administrative expenses		(22,474)	(23,930)	(26,377)	(3,187)
Shut down of manufacturing assets	5	(2,121)	(2,355)	(220)	(27)
Taxes other than income taxes		(14,613)	(15,879)	(18,685)	(2,258)
Revaluation loss of property, plant and equipment	16	—	(391)	—	—
Other (expense)/income, net		(60)	(538)	31	4

TOTAL OPERATING EXPENSES		(172,083)	(204,593)	(242,047)	(29,245)

INCOME FROM OPERATIONS		72,341	99,186	146,586	17,711

FINANCE COSTS
Exchange gain		133	53	50	6
Exchange loss		(449)	(233)	(123)	(15)
Interest income		463	677	1,107	134
Interest expense	6	(3,516)	(2,346)	(2,303)	(278)

TOTAL FINANCE COSTS		(3,369)	(1,849)	(1,269)	(153)

INCOME FROM EQUITY AFFILIATES	17	268	985	1,824	220

INCOME BEFORE INCOME TAXES		69,240	98,322	147,141	17,778
INCOME TAXES	7	(22,231)	(28,072)	(42,563)	(5,143)

INCOME BEFORE MINORITY INTERESTS		47,009	70,250	104,578	12,635
INCOME APPLICABLE TO MINORITY INTERESTS		(99)	(636)	(1,651)	(199)

NET INCOME		46,910	69,614	102,927	12,436

BASIC AND DILUTED NET INCOME PER SHARE	8	0.27	0.40	0.59	0.07

NUMBER OF SHARES	8	175,824	175,824	175,824	175,824

DIVIDENDS ATTRIBUTABLE TO:
Interim dividend declared during the year	9	8,811	17,379	20,381	2,463
Final dividend proposed after the balance sheet date	9	12,299	13,947	25,936	3,134

		21,110	31,326	46,317	5,597

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS
As of December 31, 2003 and 2004
(Amounts in millions)

		At December 31,

	Note	2003	2004	2004

		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	10	11,231	11,304	1,366
Time deposits with maturities over three months		2,640	1,400	169
Receivables under resale agreements	11	24,224	33,217	4,013
Notes receivable	12	2,416	4,824	583
Accounts receivable, less allowance for impairment of receivables	13	3,263	2,662	322
Inventories	14	28,872	45,771	5,530
Prepaid expenses and other current assets	15	13,528	17,563	2,122

TOTAL CURRENT ASSETS		86,174	116,741	14,105
Property, plant and equipment, less accumulated depreciation, depletion and amortization	16	427,875	468,519	56,608
Investments in equity affiliates	17	5,571	7,923	958
Available-for-sale investments	18	1,839	1,510	182
Advance operating lease payments	19	7,252	12,248	1,480
Intangible and other assets	20	3,024	2,987	361

TOTAL ASSETS		531,735	609,928	73,694

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	22	28,890	27,276	3,296
Accounts payable and accrued liabilities	21	64,180	70,696	8,542
Income tax payable		12,043	17,484	2,112
Other taxes payable		8,916	4,633	560

TOTAL CURRENT LIABILITIES		114,029	120,089	14,510
Long-term debt	22	41,959	38,458	4,646
Other long-term obligations		2,000	2,438	294
Deferred income taxes	23	11,526	14,340	1,733

TOTAL LIABILITIES		169,514	175,325	21,183

MINORITY INTERESTS		5,608	9,391	1,135

SHAREHOLDERS’ EQUITY
State-owned shares	24	158,242	158,242	19,120
H shares	24	17,582	17,582	2,124

Share capital, issued and outstanding, RMB 1.00 par value		175,824	175,824	21,244
Retained earnings		89,577	143,624	17,353
Capital reserve	25	(28,557)	(28,557)	(3,450)
Revaluation reserve	25	79,946	79,946	9,660
Statutory common reserve fund	25	26,370	36,071	4,358
Statutory common welfare fund	25	16,653	21,504	2,598
Other reserves	25	(3,200)	(3,200)	(387)

SHAREHOLDERS’ EQUITY		356,613	425,212	51,376

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		531,735	609,928	73,694

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002, 2003 and 2004
(Amounts in millions)

		Year Ended December 31,

	Note	2002	2003	2004	2004

		RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income		46,910	69,614	102,927	12,436
Adjustments for:
Income applicable to minority interests		99	636	1,651	199
Income taxes	7	22,231	28,072	42,563	5,143
Depreciation, depletion and amortization		36,782	40,531	46,411	5,608
Provision for shut down of manufacturing assets	5	2,121	2,355	220	27
Dry hole cost		3,527	4,691	4,718	570
Income from equity affiliates	17	(268)	(985)	(1,824)	(220)
Impairment of receivables, net	13, 15	284	1,434	480	58
Write down in inventories, net	14	(122)	136	146	17
Impairment of available-for-sale investments, net	18	4	158	26	3
Loss on disposal of property, plant and equipment		647	1,048	2,806	339
Loss on disposal of equity affiliates		—	—	33	4
Loss on disposal of available-for-sale investments		21	21	6	1
Loss on disposal of intangible and other assets		17	143	50	6
Revaluation loss of property, plant and equipment	16	—	391	—	—
Dividend income	18	(60)	(69)	(90)	(11)
Interest income		(463)	(677)	(1,107)	(134)
Interest expense	6	3,516	2,346	2,303	278
Advance payments on long-term operating leases		(1,051)	(1,584)	(5,598)	(676)
Changes in working capital:
— accounts receivable and prepaid expenses and other current assets		4,554	3,612	(5,649)	(683)
— inventories		157	(567)	(17,045)	(2,059)
— accounts payable and accrued liabilities		2,047	8,738	533	64

CASH GENERATED FROM OPERATIONS		120,953	160,044	173,560	20,970
Interest received		463	677	1,107	134
Interest paid		(4,564)	(3,769)	(3,405)	(411)
Income taxes paid		(19,562)	(19,716)	(33,963)	(4,104)

NET CASH PROVIDED BY OPERATING ACTIVITIES		97,290	137,236	137,299	16,589

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
For the Years Ended December 31, 2002, 2003 and 2004
(Amounts in millions)

		Year Ended December 31,

	Note	2002	2003	2004	2004

		RMB	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures		(69,739)	(79,739)	(90,448)	(10,928)
Acquisition of subsidiaries	30	(2,150)	—	—	—
Acquisition of equity affiliates		(1,119)	(1,044)	(485)	(59)
Acquisition of available-for-sale investments		(231)	(722)	(476)	(58)
Net acquisition of receivables under resale agreements with maturities not greater than three months		(497)	(10,182)	(8,049)	(972)
Acquisition of receivables under resale agreements with maturities over three months		(420)	(4,676)	(8,301)	(1,003)
Acquisition of intangible assets		(666)	(473)	(531)	(64)
Acquisition of other non-current assets		(295)	(569)	(280)	(34)
Proceeds from receivables under resale agreements with maturities over three months		2,636	420	7,357	889
Repayment of capital by equity affiliates		301	336	206	25
Proceeds from disposal of property, plant and equipment		497	202	778	94
Proceeds from disposal of equity affiliates		243	23	27	3
Proceeds from disposal of available-for-sale investments		97	87	83	10
Proceeds from disposal of intangible and other non-current assets		—	—	37	5
Dividends received		91	152	309	37
Decrease/(Increase) in time deposits with maturities over three months		641	(28)	1,240	150

NET CASH USED FOR INVESTING ACTIVITIES		(70,611)	(96,213)	(98,533)	(11,905)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term debt		(34,550)	(30,373)	(21,700)	(2,622)
Repayments of long-term debt		(13,944)	(7,951)	(22,783)	(2,753)
Principal payment on capital lease obligations		(104)	(66)	(35)	(4)
Dividends paid to minority interests		(135)	(85)	(357)	(43)
Cash payment for acquisition of CNPC marketing enterprises	2	(430)	(170)	(1,476)	(178)
Dividends paid	9	(17,650)	(29,678)	(34,328)	(4,148)
Increase in short-term debt		28,728	25,128	23,789	2,874
Increase in long-term debt		9,885	2,823	15,614	1,887
Capital contribution from minority interests		57	287	2,145	259
Change in other long-term obligations		304	316	438	53
Contribution from CNPC to marketing enterprises		10	—	—	—

NET CASH USED FOR FINANCING ACTIVITIES		(27,829)	(39,769)	(38,693)	(4,675)

(Decrease)/Increase in cash and cash equivalents		(1,150)	1,254	73	9
Cash and cash equivalents at beginning of year	10	11,127	9,977	11,231	1,357

Cash and cash equivalents at end of year	10	9,977	11,231	11,304	1,366

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2002, 2003 and 2004
(Amounts in millions)

	Share
	Capital	Retained	Reserves
	(Note 24)	Earnings	(Note 25)	Total

	RMB	RMB	RMB	RMB
Balance at January 1, 2002	175,824	35,607	79,175	290,606
Net income for the year ended December 31, 2002	—	46,910	—	46,910
Transfer to reserves (Note 25)	—	(5,863)	5,863	—
Final dividend for 2001 (Note 9)	—	(8,839)	—	(8,839)
Interim dividend for 2002 (Note 9)	—	(8,811)	—	(8,811)
Contribution from CNPC to marketing enterprises (Note 2)	—	—	10	10
Payment to CNPC for acquisition of marketing enterprises (Note 2)	—	—	(3,200)	(3,200)

Balance at December 31, 2002	175,824	59,004	81,848	316,676

Net income for the year ended December 31, 2003	—	69,614	—	69,614
Revaluation surplus of property, plant and equipment, net of tax	—	—	527	527
Revaluation loss offset against previous revaluation surplus of property, plant and equipment, net of tax	—	—	(526)	(526)
Transfer to reserves (Note 25)	—	(9,363)	9,363	—
Final dividend for 2002 (Note 9)	—	(12,299)	—	(12,299)
Interim dividend for 2003 (Note 9)	—	(17,379)	—	(17,379)

Balance at December 31, 2003	175,824	89,577	91,212	356,613

Net income for the year ended December 31, 2004	—	102,927	—	102,927
Transfer to reserves (Note 25)	—	(14,552)	14,552	—
Final dividend for 2003 (Note 9)	—	(13,947)	—	(13,947)
Interim dividend for 2004 (Note 9)	—	(20,381)	—	(20,381)

Balance at December 31, 2004	175,824	143,624	105,764	425,212

Balance at December 31, 2004 in US$	21,244	17,353	12,779	51,376

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)

1	ORGANIZATION AND PRINCIPAL ACTIVITIES
      PetroChina Company Limited (the “Company”) was established in the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as a joint stock company with limited liability as a result of a group restructuring (the “Restructuring”) of China National Petroleum Corporation (“CNPC”) in preparation for the listing of the Company’s shares in Hong Kong and in the United States of America. (See Note 24.) The Company and its subsidiaries are collectively referred to as the “Group”.
      The Group is principally engaged in (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, (iii) the production and sale of chemicals, and (iv) the transmission, marketing and sale of natural gas. (See Note 34.)

2	BASIS OF PREPARATION
      The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). This basis of accounting differs from the accounting principles generally accepted in the United States of America (“US GAAP”) (Note 35). The statements are prepared on the historical cost convention as modified by the revaluation of certain property, plant and equipment.
      The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.
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
      The consolidated financial statements are expressed in Renminbi (“RMB”), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2004, financial statements have been translated into United States dollars at the noon buying rate in New York City on December 31, 2004, for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00 = RMB 8.2765. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2004, or at any other date.

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
      Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the net assets of the subsidiary acquired is recorded as goodwill. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.
      A listing of the Group’s principal subsidiaries is set out in Note 36.

(b) Investments in equity affiliates
      Investments in equity affiliates are accounted for by the equity method. Under this method the Group’s share of the post-acquisition profits or losses of equity affiliates is recognized in the income statement and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Equity affiliates are entities in which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Unrealized gains on transactions between the Group and its equity affiliates are eliminated to the extent of the Group’s interest in the equity affiliates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in equity affiliates includes goodwill (net of accumulated amortization) on acquisition. When the Group’s share of losses in an equity affiliate equals or exceeds its interest in the equity affiliate, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the equity affiliate.
      A listing of the Group’s principal equity affiliates is shown in Note 17.

(c) Foreign currencies
      Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity. Substantially all assets and operations of the Group are located in the PRC, and the measurement currency is RMB. The Group also owns certain crude oil and natural gas exploration and production operations in Indonesia and the measurement currency for these operations is US dollars. The consolidated financial statements are presented in RMB, which is the measurement currency of the parent and most of the consolidated entities.

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
      The Group did not enter into any hedge contracts during any of the years presented. No foreign currency exchange gains or losses were capitalized for any years presented.

(d) Financial instruments
      Financial instruments carried at the balance sheet date include cash and bank balances, investments, receivables, payables, leases and debts. Where necessary the particular recognition methods adopted are disclosed in the individual policy statements associated with each item.
      Derivatives are recognized at fair value with changes in the fair value recognized in the income statement. The Group did not hold any derivative financial instruments for hedging or risk management purpose in any of the years presented.

(e) Investments
      The Group classifies its investments into the following categories: trading, held-to-maturity and available-for-sale. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets; the Group did not hold any investment in this category during the year presented. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in current assets if their respective maturity dates are twelve months or less from balance sheet date, or in non-current assets if their respective maturity dates are more than twelve months from balance sheet date; during the year the Group did not hold any investment in this category. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; these are included in non-current assets unless management has the express intention of holding the investment for less than twelve months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.
      All purchases and sales of investments are recognized on the effective acquisition or sale date. Cost of purchase includes transaction costs. Available-for-sale investments measured at fair value except there are no quoted market prices in active markets and whose fair values cannot be reliably measured using valuation techniques. Available-for-sale investments carried at cost are subject to review for impairment.

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
      In the intervening years between independent revaluations, the directors review the carrying values of the property, plant and equipment and adjustment is made where the carrying value differs from fair value. As at September 30, 2003, an exercise was undertaken by independent qualified valuers, resulting in minor adjustments to the carrying values, as described in Note 16. Increases in the carrying amount arising on revaluation are credited to the revaluation reserve. Decreases in valuation of property, plant and equipment are first offset against increases from earlier valuations in respect of the same asset and are thereafter charged to the income statement. All other decreases in valuation are charged to the income statement. Any subsequent increases are credited to the income statement up to the amount previously charged.
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
      Property, plant and equipment, including oil and gas properties (Note 3(g)), are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of a cash generating unit exceeds the higher of its net selling price and its value in use, which is the estimated net present value of future cash flows to be derived from the continuing use of the assets in the cash generating unit and from their ultimate disposal.
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

(g) Oil and gas properties
      The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalised. Costs of exploratory wells are capitalised as construction in progress pending determination of whether the wells find proved

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalized pending a determination of whether sufficient quantities of potentially economic oil and gas reserves have been discovered. Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. For wells that found economically viable reserves in areas where a major capital expenditure would be required before production can begin, the related well costs remain capitalized only if additional drilling is under way or firmly planned. Otherwise the well costs are expensed as dry holes. The Group has no costs of unproved properties capitalised in oil and gas properties.
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

(h) Intangible assets
      Expenditure on acquired patents, trademarks, technical know-how and licenses is capitalized and amortized using the straight-line method over their useful lives, generally over 10 years. Intangible assets are not revalued. The Group does not have capitalized internally generated intangible assets. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount. The impairment loss is recognized in the consolidated income statement. The recoverable amount is measured as the higher of net selling price and value in use which is the present value of estimated future cash flows to be derived from continuing use of the asset and from its ultimate disposal.

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
      Leases of assets under which substantially all of the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are expensed on a straight-line basis over the lease term. Payments made to the PRC’s land authorities to secure land use rights are treated as operating leases. Land use rights are generally obtained through advance lump-sum payments and the terms for use range up to 50 years.
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

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
     (o) Taxation
      The Company has obtained approval from the State Administration for Taxation to report taxable income on a consolidated basis.
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
      The Group markets a portion of its natural gas production under take-or-pay contracts. Customers under the take-or-pay contracts are required to take or pay for the minimum natural gas deliveries specified in the contract clauses. Revenue recognition for natural gas sales and transmission tariff under the take-or-pay contracts follows the accounting policies described in this note. Payments received from customers for natural gas not yet taken are recorded as deferred revenues until actual deliveries.
      In November 2004 FASB’s Emerging Issues Task Force (EITF) discussed EITF Issue no. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”, in order to consider whether or not “buy/sell” contractual arrangements should be reported net in the Statement of Income and accounted for as non-monetary transactions. There was a further EITF meeting in March 2005 but no consensus was reached on this issue and further discussion is planned.
      Buy/sell contractual arrangements in this context are defined as those entered into concurrently or in contemplation of one another with the same counterparty.
      The Group entered into buy/sell contracts with Sinopec for crude oil and reported the revenue gross in the Consolidated Statements of Income. Title of the commodity passes to the buyer on delivery, purchases and sales may not necessarily take place at the same time and amounts are separately invoiced and settled; there is no legal right of offset. The Group considers therefore that these are not non-monetary transactions and are then outside the scope of APB Opinion No. 29, “Accounting for Nonmonetary Transactions”. In addition, the guidance provided in EITF No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”, EITF No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” and EITF No. 03-11, “Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not Held for

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
Trading Purposes as Defined in Issue No. 02-3” has been considered in determining the presentation of the results of the Group’s operations. As a result of a communication to the oil and gas industry issued by the US Securities and Exchange Commission in February 2005 requesting additional disclosures regarding buy/sell contracts, the Group reviewed such contracts and has estimated that, if buy/sell contracts were required to be reported net, both “Sales and other operating revenues” and “Purchase, services and other” for 2004 would be reduced by RMB 2,217 (2003: RMB 1,747; 2002: RMB 963) with no impact on net income.
     (q) Provisions
      Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.
     (r) Research and development expenses
      Research expenditure incurred is recognized as an expense. Costs incurred on development projects are recognized as intangible assets to the extent that such expenditure is expected to generate future economic benefits. Research and development expenses were RMB 1,806, RMB 2,411 and RMB 2,936 for the years ended December 31, 2002, 2003 and 2004, respectively.
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
     (t) Share appreciation rights
      Compensation under the share appreciation rights is measured as the amount by which the quoted market price of the Company’s H Shares exceeds the grant price. Compensation is accrued as a charge to compensation expense over the vesting service period. The compensation accrued during a vesting service period is adjusted in subsequent periods for changes, either upward or downward to the grant price, in the quoted market price of the Company’s shares. The amount of compensation and the effect of subsequent changes are included in the employee compensation cost of the income statement; the related liability is included in the salaries and welfare payable.
     (u) Reclassification
      Certain balances of the prior year have been reclassified to conform with current year presentation, including separate presentation of advance operating lease payments in Note 19.
     (v) New accounting developments
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

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      In December 2004, the IASB issued IFRS 6 “Exploration for and Evaluation of Mineral Resources”. Adoption of IFRS 6 is required for annual periods beginning on or after January 1, 2006. IFRS 6 permits an entity to develop an accounting policy for exploration and evaluation assets without specifically considering the requirement of paragraph 11 and 12 of IAS 8 and allows an entity to use the accounting policies applied immediately before adopting IFRS 6. IFRS 6 requires entities recognizing exploration and evaluation assets to perform an impairment test on these assets. However, IFRS 6 allows variation in recognition of impairment from that specified in IAS 36 but measures the impairment as set forth in IAS 36 once impairment is identified. The Group’s accounting policies with respect to exploration and evaluation asset are described in Note 3(g) and 3(f). The Group is evaluating the manner and effect of adoption of IFRS 6.
      The following standards of IASB also will be effective January 1, 2005-IFRS 2, “Share-based Payment”, IFRS 3, “Business Combination”, IFRS 4, “Insurance Contracts”, and IFRS 5, “Non Current Assets Held for Sale and Discontinued Operations”. The Group is evaluating the manner of adoption of these IFRS and does not expect the adoption of these new standards will have a material effect on the financial condition or results of operations of the Group.

4	EMPLOYEE COMPENSATION COSTS

	Year Ended December 31,

	2002	2003	2004

	RMB	RMB	RMB
Wages and salaries	10,631	12,893	14,926
Social security costs(i)	5,617	6,649	7,383

	16,248	19,542	22,309

(i)	Social security costs represent contributions to funds for staff welfare organized by the municipal and provincial governments including contribution to the retirement benefit plans (Note 26).
5     SHUT DOWN OF MANUFACTURING ASSETS
      During the years ended December 31, 2002, 2003 and 2004, the Group provided RMB 2,121, RMB 2,355 and RMB 220 respectively for the shut down of certain less efficient operating facilities in the refining and chemical manufacturing plants. The charges represented the net book value of the facilities.

	Year Ended December 31,

	2002	2003	2004

	RMB	RMB	RMB
Refining facilities	1,179	1,596	192
Chemical facilities	942	759	28

	2,121	2,355	220

      There were no employee termination or relocation costs relating to the shut down of these manufacturing equipment.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
6     INTEREST EXPENSE

	Year Ended December 31,

	2002	2003	2004

	RMB	RMB	RMB
Interest on
— loans	4,402	3,662	3,306
— capital leases	10	4	2
Less: amounts capitalized	(896)	(1,320)	(1,005)

	3,516	2,346	2,303

      Amounts capitalized are debt costs related to funds borrowed specifically for the purpose of acquiring qualifying assets. Interest rates on such capitalized debts ranged 5.02% to 5.43% in 2002, 5.02% in 2003 and 5.02% in 2004.
7     INCOME TAXES

	Year Ended December 31,

	2002	2003	2004

	RMB	RMB	RMB
Current tax	19,289	26,347	39,404
Deferred income tax (Note 23)	2,897	1,594	2,814
Share of tax of equity affiliates	45	131	345

	22,231	28,072	42,563

      In accordance with the relevant PRC income tax rules and regulations, the PRC income tax rate applicable to the Group is principally 33% (2003: 33%; 2002: 33%). Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of reduced income tax rate to 15% through the year 2010 or accelerated depreciation of certain plant and equipment.
      The tax on the Group’s income before income taxes differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

	Year Ended December 31,

	2002	2003	2004

	RMB	RMB	RMB
Income before income taxes	69,240	98,322	147,141

Tax calculated at a tax rate of 33%	22,849	32,446	48,556
Prior year tax return adjustment	618	419	27
Effect of preferential tax rate	(2,377)	(5,190)	(6,886)
Utilization of previously unrecognized tax loss of subsidiaries	—	—	(832)
Income not subject to tax	(93)	(566)	(605)
Expenses not deductible for tax purposes	1,234	963	2,303

Tax charge	22,231	28,072	42,563

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
8     BASIC AND DILUTED NET INCOME PER SHARE
      Basic and diluted net income per share for the years ended December 31, 2002, 2003 and 2004 have been computed by dividing net income by the number of 175,824 shares issued and outstanding for the respective years.
      There are no dilutive potential ordinary shares.
9     DIVIDENDS

	Year Ended December 31,

	2002	2003	2004

	RMB	RMB	RMB
Final dividend for 2001 (Note (i))	8,839	—	—
Interim dividend for 2002 (Note (ii))	8,811	—	—
Final dividend for 2002 (Note (iii))	—	12,299	—
Interim dividend for 2003 (Note (iv))	—	17,379	—
Final dividend for 2003 (Note (v))	—	—	13,947
Interim dividend for 2004 (Note (vi))	—	—	20,381

	17,650	29,678	34,328

(i)	A final dividend in respect of 2001 of RMB 0.050272 per share amounting to a total of RMB 8,839 was paid on June 21, 2002, and was accounted for in shareholders’ equity as an appropriation of retained earnings in the year ended December 31, 2002.

(ii)	An interim dividend in respect of 2002 of RMB 0.050113 per share amounting to RMB 8,811 was paid on October 8, 2002, and was accounted for in shareholders’ equity as an appropriation of retained earnings in the year ended December 31, 2002.

(iii)	A final dividend in respect of 2002 of RMB 0.069951 per share amounting to a total of RMB 12,299 was paid on June 12, 2003, and was accounted for in shareholders’ equity as an appropriation of retained earnings in the year ended December 31, 2003.

(iv)	An interim dividend in respect of 2003 of RMB 0.098841 per share amounting to a total of RMB 17,379 was paid on October 8, 2003, and was accounted for in shareholders’ equity as an appropriation of retained earnings in the year ended December 31, 2003.

(v)	A final dividend in respect of 2003 of RMB 0.079324 per share amounting to a total of RMB 13,947 was paid on June 2, 2004, and was accounted for in shareholders’ equity as an appropriation of retained earnings in the year ended December 31, 2004.

(vi)	As authorized by shareholders in the Annual General Meeting on May 18, 2004, the Board of Directors, in a meeting held on August 26, 2004, resolved to distribute an interim dividend in respect of 2004 of RMB 0.115919 per share amounting to a total of RMB 20,381.The interim dividend was paid on October 8, 2004, and was accounted for in shareholders’ equity as an appropriation of retained earnings in the year ended December 31, 2004.

(vii)	At the meeting on March 16, 2005, the Board of Directors proposed a final dividend in respect of 2004 of RMB 0.147511 per share amounting to a total of RMB 25,936. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders’ equity as an appropriation of retained earnings in the year ended December 31, 2005.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

10	CASH AND CASH EQUIVALENTS

	At December 31,

	2003	2004

	RMB	RMB
Cash at bank and in hand	11,231	11,304

      The weighted average effective interest rates on bank deposits were 1.30% and 1.23% for the years ended December 31, 2003 and 2004, respectively.
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
13     ACCOUNTS RECEIVABLE

	At December 31,

	2003	2004

	RMB	RMB
Accounts receivable due from third parties	8,263	6,905
Less: Impairment provision	(5,872)	(4,740)

	2,391	2,165
Accounts receivable due from related parties
— Fellow CNPC subsidiaries	592	482
— Equity affiliates	280	15

	3,263	2,662

      Movement in allowance for impairment of receivables are as follows:

	Year Ended December 31,

	2002	2003	2004

	RMB	RMB	RMB
Balance at beginning of year	6,663	6,356	5,872
(Write back)/Provision	(45)	210	(442)
Amount written off against provision	(262)	(694)	(690)

Balance at end of year	6,356	5,872	4,740

      Amounts due from related parties are interest free, unsecured and repayable in accordance with normal commercial terms.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
14     INVENTORIES

	At December 31,

	2003	2004

	RMB	RMB
Crude oil and other raw materials	9,553	13,895
Work in progress	3,652	5,320
Finished goods	16,367	27,394
Spare parts and consumables	66	59

	29,638	46,668
Less: Write down in inventories	(766)	(897)

	28,872	45,771

      Movements in allowance for write down in inventories, which relate primarily to oil and chemical products, are as follows:

	Year Ended
	December 31,

	2002	2003	2004

	RMB	RMB	RMB
Balance at beginning of year	800	653	766
(Write back)/Provision	(122)	136	146
Amount written off against provision	(25)	(23)	(15)

Balance at end of year	653	766	897

      Cost of inventory (approximates cost of goods sold) recognized as expense amounted to RMB 112,986, RMB 134,935 and RMB 165,025 for the years ended December 31, 2002, 2003 and 2004, respectively.
      Inventories of the Group carried at net realizable value amounted to RMB 2,249 and RMB 3,282 at December 31, 2003 and 2004, respectively.

15	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	At December 31,

	2003	2004

	RMB	RMB
Other receivables	10,173	8,948
Less: Impairment provision	(6,283)	(7,046)

	3,890	1,902
Amounts due from CNPC	2,038	3,385
Amounts due from fellow CNPC subsidiaries	2,705	4,397
Advances to suppliers	4,105	7,539
Prepaid expenses	103	230
Other current assets	687	110

	13,528	17,563

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      Other receivables consist primarily of taxes other than income taxes refund receivables, subsidies receivable, and receivables for the sale of materials and scrap.
      Amounts due from CNPC and fellow CNPC subsidiaries are interest free, unsecured and repayable in accordance with normal commercial terms.
      Movements in allowance for impairment of other receivables are as follows:

	Year Ended December 31,

	2002	2003	2004

	RMB	RMB	RMB
Balance at beginning of year	5,074	5,313	6,283
Provision	329	1,224	922
Amount written off against provision	(90)	(254)	(159)

Balance at end of year	5,313	6,283	7,046

16	PROPERTY, PLANT AND EQUIPMENT

Year Ended		Oil and Gas	Plant and	Motor		Construction
December 31, 2003	Buildings	Property	Equipment	Vehicles	Other	in Progress	Total

	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation
At beginning of the year	50,539	337,998	205,921	7,384	5,272	30,594	637,708
Additions	243	289	952	946	73	80,426	82,929
Revaluation surplus	—	—	(1,568)	—	—	—	(1,568)
Revaluation loss	—	—	(2,133)	—	—	—	(2,133)
Transfers	6,263	43,308	27,834	—	354	(77,759)	—
Disposals or write off	(1,738)	(12,785)	(8,285)	(537)	(249)	—	(23,594)

At end of the year	55,307	368,810	222,721	7,793	5,450	33,261	693,342

Accumulated depreciation and impairment
At beginning of the year	(10,866)	(137,653)	(90,462)	(3,649)	(1,783)	—	(244,413)
Charge for the year	(1,817)	(21,060)	(15,120)	(731)	(586)	—	(39,314)
Revaluation surplus	—	—	2,440	—	—	—	2,440
Revaluation loss	—	—	876	—	—	—	876
Disposals or write off	1,474	7,871	5,007	416	176	—	14,944

At end of the year	(11,209)	(150,842)	(97,259)	(3,964)	(2,193)	—	(265,467)

Net book value
At end of the year	44,098	217,968	125,462	3,829	3,257	33,261	427,875

Carrying value of the property, plant and equipment had they been stated at cost less accumulated depreciation	39,229	203,025	104,976	3,304	2,622	33,261	386,417

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

Year Ended		Oil and Gas	Plant and	Motor		Construction
December 31, 2004	Buildings	Property	Equipment	Vehicles	Other	in Progress	Total

	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation
At beginning of the year	55,307	368,810	222,721	7,793	5,450	33,261	693,342
Additions	940	203	2,130	1,227	76	90,773	95,349
Transfers	9,327	48,240	28,865	—	370	(86,802)	—
Disposals or write off	(2,142)	(8,703)	(5,508)	(241)	(61)	—	(16,655)

At end of the year	63,432	408,550	248,208	8,779	5,835	37,232	772,036

Accumulated depreciation and impairment
At beginning of the year	(11,209)	(150,842)	(97,259)	(3,964)	(2,193)	—	(265,467)
Charge for the year	(2,049)	(24,839)	(16,569)	(794)	(610)	(202)	(45,063)
Disposals or write off	843	2,985	2,931	208	46	—	7,013

At end of the year	(12,415)	(172,696)	(110,897)	(4,550)	(2,757)	(202)	(303,517)

Net book value
At end of the year	51,017	235,854	137,311	4,229	3,078	37,030	468,519

Carrying value of the property, plant and equipment had they been stated at cost less accumulated depreciation	46,520	226,567	118,590	3,711	2,506	37,030	434,924

      The following table indicates the changes to the Group’s exploratory well costs for the years ended December 31, 2002, 2003 and 2004.

	Year Ended December 31,

	2002	2003	2004

	RMB	RMB	RMB
Beginning balance at January 1	4,880	3,764	4,255
Additions to capitalized exploratory well costs pending the determination of proved reserves	5,813	9,232	10,908
Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(3,402)	(4,050)	(4,756)
Capitalized exploratory well costs charged to expense	(3,527)	(4,691)	(4,718)

Ending balance at December 31	3,764	4,255	5,689

Number of wells at year end	476	636	782

      The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed.

	At December 31,

	2003	2004

	RMB	RMB
One year or less	3,988	5,278
Over one year	267	411

Balance at December 31	4,255	5,689

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      The RMB 411 at December 31, 2004 for capitalized exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning.
      Buildings owned by the Group are on leased land. The net book values of the buildings owned by the Group analysed by the following categories of lease terms:

	At December 31,

	2003	2004

	RMB	RMB
Short-term lease (less than 10 years)	1,125	335
Medium-term lease (10 to 50 years)	42,973	50,682

	44,098	51,017

      Substantially all the buildings of the Group are located in the PRC.
      Property, plant and equipment under capital leases at the end of year are as follows:

	At December 31,

	2003	2004

	RMB	RMB
Exploration and Production	—	45
Refining and Marketing	94	94
Chemicals and Marketing	221	110
Accumulated depreciation	(75)	(74)

	240	175

      Capital leases are principally related to plant and equipment and generally contain purchase options at the end of the lease terms.
      Depreciation expenses on property, plant and equipment are as follows:

	Year Ended December 31,

	2002	2003	2004

	RMB	RMB	RMB
Owned assets	36,018	39,293	45,040
Assets under capital lease	27	21	23
      The depreciation charge of the Group included RMB 1,753, RMB 1,487 and RMB 3,789 relating to impairment provision for property, plant and equipment held for use for the years ended December 31, 2002, 2003 and 2004, respectively. Of this amount, RMB 1,384, RMB 863 and RMB 798 for the years ended December 31, 2002, 2003 and 2004 respectively was related to the Chemicals and Marketing segment, RMB 369, RMB 624 and RMB 1,398 for the years ended December 31, 2002, 2003 and 2004 respectively was for the Refining and Marketing segment, and RMB Nil, RMB Nil and RMB 1,593 for the years ended December 31, 2002, 2003 and 2004 respectively was for the Exploration and Production segment.
      Repair and maintenance costs were RMB 5,060, RMB 4,721 and RMB 6,205 for the years ended December 31, 2002, 2003 and 2004, respectively.
      Bank debts are secured on property, plant and equipment at net book value of RMB 152 and RMB 218 at December 31, 2003 and 2004, respectively.

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
      The September 2003 revaluation resulted in RMB 872 in excess of the carrying value of certain property, plant and equipment immediately prior to the revaluation and a revaluation loss of RMB 1,257.
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

17	INVESTMENTS IN EQUITY AFFILIATES
      Principal affiliates accounted for under the equity method are:

			Attributable
	Country of	Paid-up/	Equity
	Incorporation	Registered	Interest
Company Name	and Operations	Capital	Held (%)	Principal Activities

Dalian West Pacific Petrochemical Co., Ltd.	PRC	USD258	28.4	Production and sale of refined and petrochemical products
China Marine Bunker (PetroChina) Co., Ltd.	PRC	RMB 1,000	50	Supplying bunker oils, marine lubricant and fresh water to foreign trading vessels and coastal vessels, transportation, storage, import and export of oil products
      Share of income of equity affiliates included in the statements of income of the Group was RMB 268, RMB 985 and RMB 1,824 for the years ended December 31, 2002, 2003 and 2004, respectively.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      Share of net profit of equity affiliates included in retained earnings of the Group was RMB 584, RMB 1,860 at December 31, 2003 and 2004, respectively. Dividends received and receivable from equity affiliates were RMB 134, RMB 203 at December 31, 2003 and 2004, respectively.

18	AVAILABLE-FOR-SALE INVESTMENTS

	At December 31,

	2003	2004

	RMB	RMB
Unlisted available-for-sale investments	2,652	2,265
Less: Impairment provision	(813)	(755)

	1,839	1,510

      Available-for-sale investments, comprising principally unlisted equity securities, are classified as non-current assets, unless they are expected to be realized within twelve months of the balance sheet date or unless they will need to be sold to raise operating capital.
      Dividend income from available-for-sale investments was RMB 60, RMB 69 and RMB 90 for the years ended December 31, 2002, 2003 and 2004, respectively.
      Movements in provision for impairment of available-for-sale investments are as follows:

	Year Ended December 31,

	2002	2003	2004

	RMB	RMB	RMB
Balance at beginning of year	665	660	813
Provision	4	158	26
Amount written off against provision	(9)	(5)	(84)

Balance at end of year	660	813	755

19	ADVANCE OPERATING LEASE PAYMENTS

	At December 31,

	2003	2004

	RMB	RMB
Land use rights	5,544	7,952
Advance lease payments	1,708	4,296

	7,252	12,248

      Land use rights have terms up to 50 years. Advance lease payments are principally for use of land sub-leased from entities other than PRC land authorities. These advance operating lease payments are amortized over the related lease periods using the straight line method.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

20	INTANGIBLE AND OTHER ASSETS
      Intangible and other assets consist of the following:

	At December 31,

	2003			2004

		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

	RMB	RMB	RMB	RMB	RMB	RMB
Patents	1,721	(769)	952	1,873	(958)	915
Technical know-how	239	(155)	84	248	(181)	67
Other	1,300	(348)	952	1,421	(395)	1,026

Intangible assets	3,260	(1,272)	1,988	3,542	(1,534)	2,008

Other assets			1,036			979

			3,024			2,987

      Amortization on intangible and other assets was RMB 552, RMB 635 and RMB 754 for the years ended December 31, 2002, 2003 and 2004, respectively.
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

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

21	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	At December 31,

	2003	2004

	RMB	RMB
Trade payables	10,150	11,802
Advances from customers	6,861	6,950
Salaries and welfare payable	5,413	5,869
Accrued expenses	5	7
Dividends payable by subsidiaries to minority shareholders	118	38
Interest payable	130	33
Construction fee and equipment cost payables	13,760	17,113
Payable to Sinopec	610	663
Advances from Sinopec	233	42
One-time employee housing remedial payment payable	2,270	1,740
Other payables	10,628	10,986
Amounts due to related parties
— CNPC	1,531	2,681
— Fellow CNPC subsidiaries	11,880	12,202
— Equity affiliates	591	570

	64,180	70,696

      Other payables consist primarily of customer deposits.
      Amounts due to related parties are interest-free, unsecured and repayable in accordance with normal commercial terms.

22	DEBT
     (a) Short-term debt

	At December 31,

	2003	2004

	RMB	RMB
Bank loans
— secured	114	29
— unsecured	8,450	10,631
Loans from fellow CNPC subsidiaries	610	600
Other	5	8

	9,179	11,268
Current portion of long-term debt	19,711	16,008

	28,890	27,276

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
(b) Long-term debt

		At December 31,

	Interest Rate and Final Maturity	2003	2004

		RMB	RMB
Renminbi-denominated loans:
Bank loans for the development of oil fields and construction of refining plants	Majority variable interest rates ranging from 4.94% to 5.85% per annum as of December 31, 2004, with maturities through 2010	20,327	16,195
Bank loans for working capital	Majority variable interest rate at 4.94% per annum as of December 31, 2004, with maturities through 2007	6,073	6,016
Loans from related parties for the development of oil fields and construction of refining plants	Floating interest rate ranging from 4.46% to 5.18% per annum as of December 31, 2004, with maturities through 2032	15,620	15,610
Working capital loans from related parties	Floating interest rate at 4.39% per annum as of December 31, 2004, with maturity through 2007	4,000	4,000
Working capital loans	Fixed interest rates at 6.32% per annum with no fixed repayment term	10	8
Corporate debenture for the development of oil fields and construction of refining plants	Fixed interest rate at 4.50% per annum with maturities through 2007	1,350	1,350
Corporate debenture for the development of oil and gas properties	Fixed interest rate at 4.11% per annum with maturities through 2013	1,500	1,500
US Dollar-denominated loans:
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from free to 8.66% per annum with maturities through 2038	2,881	1,535
Bank loans for the development of oil fields and construction of refining plants	Floating interest rates ranging from 1.65% to 3.43% per annum as of December 31, 2004, with maturities through 2014	1,403	1,609
Bank loans for working capital	Floating interest rate at LIBOR plus 0.60% per annum as of December 31, 2004 with maturities through 2006	—	492
Bank loans for acquisition of overseas oil and gas properties	Floating interest rates ranging from LIBOR plus 0.55% to LIBOR plus 0.60% per annum as of December 31, 2004, with maturities through 2009	1,493	1,490
Loans from related parties for the development of oil fields and construction of refining plants	Floating interest rate at LIBOR minus 0.25% per annum as of December 31, 2004, with maturities through 2005	3,633	1,633
Loans from related parties for acquisition of overseas oil and gas properties	Floating interest rate at LIBOR plus 0.40% per annum as of December 31, 2004, with maturities through 2006	608	608

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

		At December 31,

	Interest Rate and Final Maturity	2003	2004

		RMB	RMB
Loans from related parties for working capital	Floating interest rate at LIBOR plus 0.40% per annum as of December 31, 2004, with maturities through 2006	717	717
Loans for the development of oil fields and construction of refining plants	Fixed interest rate at 1.55% per annum with maturities through 2022	586	554
Japanese Yen-denominated loans:
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from 4.10% to 5.30% per annum with maturities through 2010	578	430
Euro-denominated loans:
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from 2.00% to 8.30% per annum with maturities through 2023	381	360
British Pound-denominated loans:
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rate at 2.85% per annum with maturities through 2007	454	338

		61,614	54,445
Capital lease obligations		56	21

Total long-term debt		61,670	54,466
Less: Current portion of long-term debt		(19,711)	(16,008)

		41,959	38,458

      For loans denominated in RMB with floating rates, the rates are re-set annually on the respective anniversary dates based on rates announced by the People’s Bank of China. For loans denominated in currencies other than RMB with floating rates, the rates are re-set quarterly or semi-annually as stipulated in the respective agreements. Other loans represent loans from independent third parties other than banks with interest rates ranging from 1.55% to 6.32% per annum. Interest free loans amounted to RMB 215 and RMB 87 at December 31, 2003 and 2004, respectively. Interest free loans were treated as government assistance and no imputation of interest expense on such loans was recognized in the Group’s consolidated financial statements.
      Debts of RMB 853 and RMB 756 were guaranteed by CNPC and its subsidiaries at December 31, 2003 and 2004, respectively.
      The Group’s debts include secured liabilities (leases and bank debts) totalling RMB 170 and RMB 50 respectively, at December 31, 2003, and 2004. Bank debts are secured over certain of the Group’s property, plant and equipment (Note 16). Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

	At December 31,

	2003	2004

	RMB	RMB
Total debt:
— at fixed rates	17,024	17,790
— at variable rates	53,825	47,944

	70,849	65,734

Weighted average effective interest rates:
— bank loans	4.77%	4.73%
— loans from related parties	4.23%	4.55%
— loans from third parties	1.64%	1.68%
— corporate debentures	4.30%	4.30%
— capital lease obligations	3.22%	4.78%
      The carrying amounts and fair values of long-term debt (excluding capital lease obligations) are as follows:

	Carrying amounts
	At December 31,

	2003	2004

	RMB	RMB
Bank loans	33,590	28,465
Loans from related parties	24,578	22,568
Corporate debentures	2,850	2,850
Other	596	562

	61,614	54,445

	Fair values
	At December 31,

	2003	2004

	RMB	RMB
Bank loans	33,514	28,346
Loans from related parties	24,578	22,568
Corporate debentures	2,640	2,632
Other	422	404

	61,154	53,950

      The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the balance sheet dates. Such discount rates ranged from 0.86% to 6.38% per annum as of December 31, 2004 depending on the type of the debt. The carrying amounts of short-term debt and capital lease obligations approximate their fair value.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      Maturities of long-term debt (excluding capital lease obligations) at the dates indicated below are as follows:

	At December 31,

	2003	2004

	RMB	RMB
First year	19,672	15,987
Second year	18,166	8,130
Third year	7,331	16,493
Fourth year	5,640	4,921
Fifth year	4,137	1,547
Thereafter	6,668	7,367

	61,614	54,445

      Future minimum payments on capital lease obligations at the dates indicated below are as follows:

	At December 31,

	2003	2004

	RMB	RMB
First year	41	22
Second year	17	—

	58	22
Future finance charges on capital lease obligations	(2)	(1)

Present value of capital lease obligations	56	21

The present value of capital lease obligations can be analyzed as follows:
First year	39	21
Second year	17	—

	56	21

23     DEFERRED INCOME TAXES
      Deferred income taxes are calculated on temporary differences under the liability method using a principal tax rate of 33%.
      The movements in the deferred income tax account are as follows:

	Year Ended December 31,

	2002	2003	2004

	RMB	RMB	RMB
At beginning of year	7,030	9,927	11,526
Income statement charge (Note 7)	2,897	1,594	2,814
Charged to equity
— net surplus on revaluation	—	5	—

At end of year	9,927	11,526	14,340

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      Deferred tax balances are attributable to the following items:

	At December 31,

	2003	2004

	RMB	RMB
Deferred tax assets
Current
Provisions, primarily for receivables and inventories	4,015	4,549
Tax losses of subsidiaries	39	—
Non current
Shut down of manufacturing assets and impairment of long-term assets	1,039	2,454
Other	579	538

Total deferred tax assets	5,672	7,541

Deferred tax liabilities
Current
Sales (Note(i))	4,401	4,401
Non current
Accelerated tax depreciation	12,519	17,230
Other	278	250

Total deferred tax liabilities	17,198	21,881

Net deferred tax liabilities	11,526	14,340

(i)	Prior to the formation of the Company in November 1999, certain crude oil sales were exempted from income tax. Upon formation of the Company, such exemption ceased to be available. A portion of the previously exempted items may become taxable at a later date in certain circumstances at the discretion of the tax authorities.

(ii)	There were no material unrecognized tax losses at December 31, 2004.
24     SHARE CAPITAL

	At December 31,

	2003	2004

	RMB	RMB
Registered, issued and fully paid:
State-owned shares	158,242	158,242
H shares	17,582	17,582

	175,824	175,824

      At its formation in November, 1999, the registered capital of the Company was RMB 160,000 consisting of 160 billion state-owned shares of RMB 1.00 each issued to CNPC in accordance with the restructuring agreement between the Company and CNPC in exchange for certain assets and liabilities.

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

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
25     RESERVES

	Year Ended
	December 31,

	2003	2004

	RMB	RMB
Revaluation Reserve
Beginning balance	79,945	79,946
Revaluation surplus of property, plant and equipment (Note e)
— gross	774	—
— tax	(247)	—
Revaluation loss offset against previous revaluation surplus of property, plant and equipment
— gross	(768)	—
— tax	242	—

Ending balance	79,946	79,946
Capital Reserve
Beginning balance	(28,557)	(28,557)

Ending balance	(28,557)	(28,557)
Statutory Common Reserve Fund (Note a)
Beginning balance	20,128	26,370
Transfer from retained earnings	6,242	9,701

Ending balance	26,370	36,071
Statutory Common Welfare Fund (Note b)
Beginning balance	13,532	16,653
Transfer from retained earnings	3,121	4,851

Ending balance	16,653	21,504
Other Reserves
Beginning balance	(3,200)	(3,200)

Ending balance	(3,200)	(3,200)

	91,212	105,764

(a)	Pursuant to PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to statutory common reserve fund until the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

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

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

(b)	Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 5% to 10% of its net income, as determined under the PRC accounting regulations, to the statutory common welfare fund. This fund can only be used to provide common facilities, of which the Group retains the titles, and other collective benefits to the Company’s employees. This fund is non-distributable other than in liquidation. The directors have proposed to transfer 5% (2003: 5%) of the net income, as determined under the PRC accounting regulations, for the year ended December 31, 2004 to the statutory common welfare fund.

(c)	The Company’s distributable reserve is the retained earnings computed under the PRC accounting regulations, which amounted to RMB 59,104 and RMB 95,248 as of December 31, 2003 and 2004, respectively. The distributable reserve computed under the PRC accounting regulations at December 31, 2004 has been arrived at after the accrual for the proposed final dividend in respect of year 2004 of RMB 25,936 (Note 9 (vii)).

(d)	As of December 31, 2004, Revaluation surplus relating to depreciation and disposals amounted to approximately RMB 38,064 and RMB 46,757 as of December 31, 2003 and 2004, respectively.

(e)	The revaluation surplus recognized during the formation of the Group in 1999 was partially utilized to offset against the revaluation loss on the same assets arising in 2003 (Note 16). Additional valuation surplus arising in 2003 was credited to the revaluation reserve.

26	PENSIONS
      The Group participates in various retirement benefit plans organized by municipal and provincial governments under which it is required to make monthly contributions to these plans at rates ranging from 16% to 22% of the employees’ basic salary for the relevant periods. The Group currently has no additional obligations for the payment of retirement and other post-retirement benefits of employees other than the monthly contributions described above. Expenses incurred by the Group in connection with the retirement benefit plans were RMB 2,109, RMB 2,193 and RMB 2,476 respectively, for the years ended December 31, 2002, 2003 and 2004.

27	FINANCIAL INSTRUMENTS
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

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

(b) Interest rate risk
      The Group is exposed to the risk arising from changing interest rates. A detailed analysis of the Group’s debts, together with their respective interest rates and maturity dates, are included in Note 22.

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
      The Group is engaged in a broad range of petroleum related activities. The hydrocarbon commodity markets are influenced by global as well as regional supply and demand conditions. The PRC government currently publishes prices for onshore crude oil, gasoline and diesel according to international benchmark prices. A decline in prices of crude oil and refined products could adversely affect its financial performance. The Group historically has not used commodity derivative instruments to hedge the potential price fluctuations of crude oil and other refined products. Therefore, during 2003 and 2004, the Group was exposed to the general price fluctuations of broadly traded oil and gas commodities.

(e)	Fair values
      The carrying amounts of the following financial assets and financial liabilities approximate their fair value: cash, short-term investments, trade receivables and payables, other receivables and payables, lease obligations, short-term debt and floating rate long-term debt. The fair value of the fixed rate long-term debt is likely to be different from their carrying amounts. As the majority of the debts are at variable rates, the difference between fair value and carrying amounts is likely to be immaterial. Analysis of the fair value and carrying amounts of long-term debt are presented in Note 22.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

28	CONTINGENT LIABILITIES
     (a) Bank and other guarantees
      At December 31, 2004, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.

	At December 31,

	2003	2004

	RMB	RMB
Guarantee of debts of equity affiliates	448	203

     (b) Environmental liabilities
      CNPC and the Group have operated in China for many years. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the financial statements, that will have a material adverse effect on the financial position of the Group.
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
      As at December 31, 2004, CNPC has obtained formal land use right certificates in relation to 26,549 out of the above-mentioned 28,649 parcels of land, some building ownership certificates for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The Directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In management’s opinion, the outcome of the above events will not have a material adverse effect on the results of operations or the financial position of the Group.
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
29     COMMITMENTS
     (a) Operating lease commitments
      Operating lease commitments of the Group are mainly for leasing of land and buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
minimum lease payments as of December 31, 2003 and 2004 under non-cancelable operating leases are as follows:

	At December 31,

	2003	2004

	RMB	RMB
First year	2,552	2,701
Second year	2,433	2,473
Third year	2,409	2,452
Fourth year	2,391	2,434
Fifth year	2,380	2,356
Thereafter	84,776	83,035

	96,941	95,451

      Operating lease expenses for land and buildings and equipment were RMB 3,127, RMB 3,573 and RMB 3,873 for the years ended December 31, 2002, 2003 and 2004 respectively.
     (b) Capital commitments

	At December 31,

	2003	2004

	RMB	RMB
Capital expenditure contracted for at the balance sheet date but not recognized in the financial statements is as follows:
Oil and gas properties	896	645
Plant and equipment	10,055	4,614
Other	194	111

	11,145	5,370

     (c) Long-term natural gas supply commitments
      The Group markets a portion of its natural gas production under long-term take-or-pay contracts. Under these contracts, the customers are required to take or pay, and the Group is obligated to deliver, minimum quantities of natural gas annually. The prices for the natural gas are based on those approved by the PRC State Development and Reform Commission at the time of deliveries.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      At December 31, 2004, future minimum delivery commitments under the contracts are as follows:

Quantities

(billion of cubic feet)
2005	229
2006	443
2007	581
2008	637
2009	701
2010 and thereafter	6,111

8,702

     (d) Exploration and production licenses
      The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 202, RMB 296 and RMB 444 for the years ended December 31, 2002, 2003 and 2004 respectively.
      Estimated annual payments for the next five years are as follows:

RMB

2005	618
2006	681
2007	712
2008	712
2009	712
     (e) Dividends
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
30     ACQUISITION
      On April 22, 2002 the Group acquired all of the share capital of PetroChina International Indonesia Limited (formerly Devon Energy Indonesia Ltd.) (“Devon”) for RMB 2,068. This company is engaged in the exploration and production of crude oil and natural gas in Indonesia. The acquired business contributed turnover of RMB 632 and operating profit of RMB 132 to the Group for the year ended December 31, 2002.
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
      The assets and liabilities arising from the acquisitions at the respective dates of acquisitions were as follows:

	Devon	Jilian	Tashu	Total

	RMB	RMB	RMB	RMB
Assets	2,145	1,050	897	4,092
Liabilities	(77)	(664)	(262)	(1,003)

	2,068	386	635	3,089
Equity interest acquired	100.0%	35.0%	53.1%
Fair value of net assets acquired	2,068	135	337	2,540
Less: Cash and cash equivalents acquired	(64)	(8)	(264)	(336)
Consideration not yet settled	—	(54)	—	(54)

Cash outflow on acquisition	2,004	73	73	2,150

31     MAJOR CUSTOMERS
      The Group’s major customers are as follows:

	Year Ended December 31,

	2002		2003		2004

		% to		% to		% to
		Total		Total		Total
	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue

	RMB	%	RMB	%	RMB	%
Sinopec	26,497	11	35,932	12	36,977	9
CNPC	7,772	3	9,323	3	14,516	4

	34,269	14	45,255	15	51,493	13

32     RELATED PARTY TRANSACTIONS
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
      CNPC itself is a state-owned enterprise. In accordance with a specific exemption in IAS 24, “Related Party Disclosure”, the Group does not accumulate or disclose transactions with other state-owned enterprises as related party transactions, other than those with other CNPC group companies and significant customers as described in Note 31.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      The majority of the Group’s business activities are conducted with state-owned enterprises. Sale of certain products to these state-owned enterprises are at state-prescribed prices which are similar to prices to other customers. The Group considers that these sales are activities in the ordinary course of business and has not accumulated or disclosed such related party transactions.
      As a result of the restructuring of CNPC to form the Company in 1999, the Company and CNPC entered into a Comprehensive Products and Services Agreement for a range of products and services which may be required and requested by either party; a Land Use Rights Leasing Contract (Note 28(d)) under which CNPC leases 42,476 parcels of land located throughout the PRC to the Company; and a Buildings Leasing Contract under which CNPC leases 191 buildings, located throughout the PRC to the Company.
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
      The Company also entered into a Supplemental Buildings Leasing Agreement with CNPC in September 2002 to lease an additional 404 buildings covering approximately 442,730 square meters at an annual rental of RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Buildings Leasing Agreement.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      In addition to the related party information shown elsewhere in the financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and entities controlled by CNPC during the years indicated below:

	Notes		Year Ended December 31,

			2002	2003	2004

			RMB	RMB	RMB
Sale of goods	(a	)	7,772	9,323	14,516
Fees paid for construction and technical services	(b	)
— Exploration and development services	(c	)	21,781	25,180	29,030
— Other construction and technical services	(d	)	16,324	15,688	18,469
Fees for production services	(e	)	15,743	16,042	16,313
Social services charge	(f	)	1,243	1,326	1,289
Ancillary service charges	(g	)	1,713	1,683	1,717
Interest income	(h	)	25	30	25
Interest expense	(i	)	1,086	1,052	1,097
Rental expense	(j	)	1,916	2,001	2,106
Commission expense and other charges	(k	)	936	971	884

Notes:

(a)	Represents sale of crude oil, refined and chemical products conducted principally at market prices.

(b)	Under the Comprehensive Products and Services Agreement entered into between CNPC and the Company, certain construction and technical services provided by CNPC are charged at cost plus an additional cost of no more than 15%, including exploration and development services and oilfield construction services.

(c)	Direct costs for exploration and development services comprise geophysical survey, drilling, well cementing, logging, and well testing.

(d)	The fees paid for other construction and technical services comprise fees for construction of refineries and chemical plants and technical services in connection with oil and gas exploration and production activities such as oilfield construction, technology research, engineering and design, etc.

(e)	The fees paid for production services comprise fees for the repair of machinery, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery.

(f)	These represent expenditures for social welfare and support services which are charged at cost.

(g)	Ancillary service charges represent mainly fees for property management, the provision of training centers, guesthouses, canteens, public shower rooms, etc.

(h)	The Group had deposits placed with China Petroleum Finance Company Limited (“CP Finance”), a subsidiary of CNPC and a non-bank financial institution approved by the People’s Bank of China, amounting to RMB 2,861, RMB 2,331 and RMB 1,782 as of December 31, 2002, 2003 and 2004 respectively. The deposits yield interest at prevailing saving deposit rates.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

(i)	The Group had unsecured short-term and long-term loans from CP Finance amounting to RMB 24,702, RMB 25,188 and RMB 23,168 as of December 31, 2002, 2003 and 2004 respectively, included under loans from related parties. The loans were interest bearing at market rates.

(j)	Rental expenses are calculated in accordance with the lease agreements entered into between the Company and CNPC.

(k)	CNPC purchases materials on behalf of the Company and charges commission thereon. The commission is calculated at rates ranging from 1% to 5% of the goods purchased.

(l)	The Group had a 4.73%, 7.5% and 7.5% equity interest in CP Finance at a book value of RMB 94, RMB 299 and RMB 299 as of December 31, 2002, 2003 and 2004 respectively.
33     EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
      Details of the directors’ and supervisors’ emoluments are as follows:

	Year Ended December 31,

	2002	2003	2004

	RMB’000	RMB’000	RMB’000
Fee for directors and supervisors	128	83	120
Salaries, allowances and other benefits	1,042	1,377	2,012
Contribution to retirement benefit scheme	25	34	43

	1,195	1,494	2,175

      The emoluments of the directors and supervisors fall within the following bands (including directors and supervisors whose term expired during the year):

	Year Ended December 31,

	2002	2003	2004

	Number	Number	Number
Nil — RMB 1	23	19	24

      Fee for directors and supervisors disclosed above included RMB 66 thousand, RMB 62 thousand and RMB 95 thousand respectively, for the year ended December 31, 2002, 2003 and 2004 paid to independent non-executive directors.
      None of the directors and supervisors has waived their remuneration during the years indicated above.
      The five highest paid individuals in the Group for each of the years indicated above were also directors or supervisors and their emoluments are reflected in the analysis presented above.
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
      As at December 31, 2004, none of the holders of the stock appreciation rights has exercised the rights. The liability for the units awarded under the scheme has been calculated based on the difference between the exercise price and the market price of the shares and amounted to approximately RMB 406 and RMB 367 at December 31, 2003 and 2004.
34     SEGMENT INFORMATION
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
      In addition to these four major business segments, the Other segment includes the assets, income and expenses relating to cash management, financing activities, the corporate centre, research and development, and other business services to the operating business segments of the Group.
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

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      Operating segment information for the years ended December 31, 2002, 2003 and 2004 is presented below:
Primary reporting format — business segments

	Exploration	Refining	Chemicals	Natural Gas
	and	and	and	and
Year Ended December 31, 2002	Production	Marketing	Marketing	Pipeline	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Sales and other operating revenues (including intersegment)	147,308	174,621	29,661	12,733	—	364,323
Less: Intersegment sales	(106,266)	(9,988)	(1,093)	(2,552)	—	(119,899)

Total sales and other operating revenues from external customers	41,042	164,633	28,568	10,181	—	244,424

Depreciation, depletion and amortization	(21,972)	(7,144)	(6,336)	(1,213)	(117)	(36,782)
Segment result	76,943	17,815	(1,217)	1,796	(462)	94,875
Other costs	(4,804)	(14,997)	(1,945)	(244)	(544)	(22,534)

Income/(loss) from operations	72,139	2,818	(3,162)	1,552	(1,006)	72,341

Finance costs						(3,369)
Equity in (loss)/income of affiliates accounted for by equity method	(38)	12	(8)	71	231	268

Income before income taxes						69,240
Income taxes						(22,231)
Minority interests						(99)

Net income						46,910

Interest income (including inter-segment)	1,942	1,061	1,136	109	4,499	8,747
Less: Intersegment interest income						(8,284)

Interest income from external sources						463

Interest expense (including intersegment)	(2,979)	(2,516)	(1,810)	(263)	(4,232)	(11,800)
Less: Intersegment interest expense						8,284

Interest expense to external sources						(3,516)

Segment assets	289,277	113,751	64,169	33,740	427,709	928,646
Elimination of intersegment balances						(449,642)
Investments in equity affiliates	1,422	1,774	178	6	765	4,145

Total assets						483,149

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

	Exploration	Refining	Chemicals	Natural Gas
	and	and	and	and
Year Ended December 31, 2002	Production	Marketing	Marketing	Pipeline	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Segment capital expenditure — for property, plant and equipment	46,078	10,503	3,140	12,912	133	72,766
Segment liabilities	89,663	68,701	44,318	22,488	113,236	338,406
Other liabilities						20,927
Elimination of intersegment balances						(197,714)

Total liabilities						161,619

	Exploration	Refining	Chemicals	Natural Gas
	and	and	and	and
Year Ended December 31, 2003	Production	Marketing	Marketing	Pipeline	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Sales and other operating revenues (including intersegment)	177,271	223,584	39,211	15,067	—	455,133
Less: Intersegment sales	(128,963)	(16,867)	(2,263)	(3,261)	—	(151,354)

Total sales and other operating revenues from external customers	48,308	206,717	36,948	11,806	—	303,779

Depreciation, depletion and amortization	(25,486)	(7,601)	(5,795)	(1,543)	(106)	(40,531)
Segment result	98,819	20,679	2,621	2,248	(713)	123,654
Other costs	(6,449)	(15,644)	(1,580)	(326)	(469)	(24,468)

Income/(loss) from operations	92,370	5,035	1,041	1,922	(1,182)	99,186

Finance costs						(1,849)
Equity in (loss)/income of affiliates accounted for by equity method	(33)	104	42	13	859	985

Income before income taxes						98,322
Income taxes						(28,072)
Minority interests						(636)

Net income						69,614

Interest income (including intersegment)	2,222	552	446	117	4,403	7,740
Less: Intersegment interest income						(7,063)

Interest income from external sources						677

Interest expense (including intersegment)	(2,537)	(1,686)	(843)	(356)	(3,987)	(9,409)
Less: Intersegment interest expense						7,063

Interest expense to external sources						(2,346)

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

	Exploration	Refining	Chemicals	Natural Gas
	and	and	and	and
Year Ended December 31, 2003	Production	Marketing	Marketing	Pipeline	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Segment assets	310,431	117,652	55,595	46,450	451,949	982,077
Elimination of intersegment balances						(455,913)
Investments in equity affiliates	1,184	1,889	232	41	2,225	5,571

Total assets						531,735

Segment capital expenditure — for property, plant and equipment	52,713	12,650	3,898	13,530	138	82,929
Segment liabilities	86,050	58,372	17,634	33,535	104,326	299,917
Other liabilities						32,548
Elimination of intersegment balances						(162,951)

Total liabilities						169,514

	Exploration	Refining	Chemicals	Natural Gas
	and	and	and	and
Year Ended December 31, 2004	Production	Marketing	Marketing	Pipeline	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Sales and other operating revenues (including intersegment)	222,305	295,598	57,179	18,255	—	593,337
Less: Intersegment sales	(176,458)	(21,862)	(2,679)	(3,705)	—	(204,704)

Total sales and other operating revenues from external customers	45,847	273,736	54,500	14,550	—	388,633

Depreciation, depletion and amortization	(29,092)	(8,829)	(5,741)	(2,645)	(104)	(46,411)
Segment result	131,448	28,502	11,025	2,475	(518)	172,932
Other costs	(5,877)	(16,521)	(3,370)	60	(638)	(26,346)

Income/(loss) from operations	125,571	11,981	7,655	2,535	(1,156)	146,586

Finance costs						(1,269)
Equity in income of affiliates accounted for by equity method	99	108	214	24	1,379	1,824

Income before income taxes						147,141
Income taxes						(42,563)
Minority interests						(1,651)

Net income						102,927

Interest income (including intersegment)	2,336	891	205	27	4,723	8,182
Less: Intersegment interest income						(7,075)

Interest income from external sources						1,107

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

	Exploration	Refining	Chemicals	Natural Gas
	and	and	and	and
Year Ended December 31, 2004	Production	Marketing	Marketing	Pipeline	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Interest expense (including intersegment)	(2,559)	(1,721)	(502)	(693)	(3,903)	(9,378)
Less: Intersegment interest expense						7,075

Interest expense to external sources						(2,303)

Segment assets	339,322	140,405	55,568	61,631	507,164	1,104,090
Elimination of intersegment balances						(502,085)
Investments in equity affiliates	1,407	2,832	280	192	3,212	7,923

Total assets						609,928

Segment capital expenditure — for property, plant and equipment	59,488	17,467	4,319	13,901	174	95,349
Segment liabilities	93,871	73,529	18,484	35,385	99,711	320,980
Other liabilities						36,470
Elimination of intersegment balances						(182,125)

Total liabilities						175,325

Note (a) —	Intersegment sales are conducted principally at market price.

Note (b) —	Segment result is income from operations before other costs. Other costs include selling, general and administrative expenses and other net (expense)/income.

Note (c) —	Segment results for the years ended December 31, 2002, 2003 and 2004 included impairment provision for property, plant and equipment (Note 16) and shut down of manufacturing assets (Note 5).

Note (d) —	Other liabilities mainly include income tax payable, other taxes payable and deferred taxation.

Note (e) —	Elimination of intersegment balances represents elimination of intersegment current accounts and investments.
Secondary reporting format — geographical segments

					Capital
	Revenue		Total assets		expenditure

Year Ended December 31,	2003	2004	2003	2004	2003	2004

	RMB	RMB	RMB	RMB	RMB	RMB
PRC	302,854	387,639	529,209	606,147	82,275	94,235
Other (Exploration and Production)	925	994	2,526	3,781	654	1,114

	303,779	388,633	531,735	609,928	82,929	95,349

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
35     SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP
      The consolidated financial statements have been prepared in accordance with IFRS, which differ in certain material respects from the accounting principles generally accepted in the United States of America (US GAAP). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.
      Effect on net income of significant differences between IFRS and US GAAP is as follows:

	Year Ended December 31,

	2002	2003	2004	2004

	RMB	RMB	RMB	US$
Net income under IFRS	46,910	69,614	102,927	12,436
US GAAP adjustments:
Reversal of revaluation loss of property, plant and equipment	—	391	—	—
Depreciation charges on property, plant and equipment revaluation gain	8,157	8,053	8,170	987
Depreciation charges on property, plant and equipment revaluation loss	(112)	(144)	(830)	(100)
Loss on disposal of revalued property, plant and equipment	224	451	523	63
Income tax effect	(2,729)	(2,886)	(2,595)	(314)
Minority interests	(60)	(60)	(60)	(7)
One-time remedial payments for staff housing	(2,553)	—	—	—

Net income under US GAAP	49,837	75,419	108,135	13,065

Basic and diluted net income per share under US GAAP (RMB)	0.28	0.43	0.62	0.07

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      Effect on shareholders’ equity of significant differences between IFRS and US GAAP is as follows:

	At December 31,

	2003	2004	2004

	RMB	RMB	US$
Shareholders’ equity under IFRS	356,613	425,212	51,376
US GAAP adjustments:
Reversal of property, plant and equipment revaluation gain	(80,555)	(80,555)	(9,733)
Depreciation charges on property, plant and equipment revaluation gain	37,273	45,443	5,490
Reversal of property, plant and equipment revaluation loss	1,513	1,513	183
Depreciation charges on property, plant and equipment revaluation loss	(480)	(1,310)	(158)
Loss on disposal of revalued property, plant and equipment	791	1,314	159
Deferred tax assets on revaluation	13,686	11,091	1,340
Minority interests	364	304	36
Effect on the retained earnings from the one-time remedial payments for staff housing borne by the state shareholder of the Company	(2,553)	(2,553)	(308)
Effect on the other reserves of the shareholders’ equity from the one-time remedial payments for staff housing borne by the state shareholder of the Company	2,553	2,553	308

Shareholders’ equity under US GAAP	329,205	403,012	48,693

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      Changes in shareholders’ equity under US GAAP for each of the years ended December 31, 2002, 2003 and 2004 are as follows:

	Year Ended December 31,

	2002	2003	2004	2004

	RMB	RMB	RMB	US$
Balance at beginning of year	251,914	283,464	329,205	39,776
Net profit for the year	49,837	75,419	108,135	13,065
Contribution from CNPC to marketing enterprises	10	—	—	—
Final dividend for year 2001	(8,839)	—	—	—
Interim dividend for year 2002	(8,811)	—	—	—
Final dividend for year 2002	—	(12,299)	—	—
Interim dividend for year 2003	—	(17,379)	—	—
Final dividend for year 2003	—	—	(13,947)	(1,685)
Interim dividend for year 2004	—	—	(20,381)	(2,463)
Payment to CNPC for acquisition of marketing enterprises	(3,200)	—	—	—
Contribution from CNPC for one-time remedial staffing housing	2,553	—	—	—

Balance at end of year	283,464	329,205	403,012	48,693

      In preparing the summary of differences between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of tangible and intangible assets, income taxes and other areas. Actual results may differ from those estimates.
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

The September 2003 revaluation resulted in RMB 872 in excess of the carrying value of certain property, plant and equipment immediately prior to the revaluation and a revaluation loss of RMB 1,257.

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

The depreciation charge, which includes impairment charge, on the revaluation surplus from January 1, 2002 to December 31, 2002 was RMB 8,157, from January 1, 2003 to December 31, 2003 was RMB 8,053, and from January 1, 2004 to December 31, 2004 was RMB 8,170.

The depreciation charge, which includes impairment charge, on the revaluation loss from January 1, 2002 to December 31, 2002 was RMB 112, from January 1, 2003 to December 31, 2003 was RMB 144, and from January 1, 2004 to December 31, 2004 was RMB 830.

The loss on disposal of revalued property, plant and equipment, which includes shut down of manufacturing assets, from January 1, 2002 to December 31, 2002 was RMB 224, from January 1, 2003 to December 31, 2003 was RMB 451, and from January 1, 2004 to December 31, 2004 was RMB 523.

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
          (b) Related party transactions

The Group has disclosed in Note 31, transactions with significant customers and in Notes 13, 15, 21, 22 and 32 transactions and balances with its immediate parent, CNPC, and related companies. CNPC is owned by the PRC government, which also owns a significant portion of the productive assets in the PRC. IFRS exempts state controlled enterprises from disclosing transactions with other state controlled enterprises. IFRS also excludes from related parties government departments and agencies to the extent that such dealings are in the normal course of business. US GAAP contains no similar exemptions but requires disclosure of material related party transactions. The Group believes that it has provided meaningful disclosures of related party transactions through the major customer disclosures in Note 31 and the transactions with the CNPC Group disclosed in Note 32. Although the majority of the Group’s activities are conducted with the PRC government and its affiliates and other state controlled enterprises, none individually constitutes a major customer or supplier other than those disclosed.
          (c) One-time remedial payments for staff housing

The Ministry of Finance of the PRC issued several public notices and regulations during the year ended December 31, 2000 and 2001 with respect to the one-time remedial payments for staff housing payable to certain employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards as determined in accordance with government regulations and guidelines. These Ministry of Finance notices and regulations also provided that the portion of remedial payments attributable to the periods prior to a restructuring

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

of the employer enterprise from a wholly state-owned status to a less than wholly state-owned status is to be borne by the state shareholder of the enterprise.

The restructuring that resulted in the formation of the Group took place in November 1999. As such, the one-time remedial housing payments payable to the eligible employees of the Group are to be borne by the state shareholder of the Group.

Under IFRS, such direct payments to employees or reimbursements will not be recorded through the consolidated income statement of the Group. US GAAP contains no such exemption but requires this principal shareholder’s action on behalf of the Company to be recorded in the consolidated income statement. In the last quarter of year 2002, the Group and CNPC completed the process of estimating the amount payable to qualified employees of the Group. This amount, RMB 2,553, was reflected in determining net income of the Group for the year ended December 31, 2002, under US GAAP. Since this amount is borne by CNPC, a corresponding amount has been included as an addition to the other reserves in the shareholders’ equity of the Group. There are no significant changes in this estimates during 2003 and 2004.
          (d) Recent US accounting pronouncements

In December 2004, the FASB revised FAS No. 123 (FAS 123(R)). FAS 123(R), “Share-based Payment”, requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Pro forma disclosure is no longer an alternative to financial statement recognition. FAS 123(R) is effective as of the beginning of the Company’s first fiscal year that begins after June 15, 2005. The Group is evaluating the transition provisions allowed by FAS 123(R). The Group does not expect the adoption of FAS 123(R) to have a material impact on the Group’s financial position or operational results.

On November 24, 2004, the FASB issued Statement No. 151, “Inventory Costs”, an amendment of ARB No. 43, Chapter 4 (FAS 151). FAS 151 requires that abnormal amounts of idle capacity and spoilage costs be excluded from the cost of inventory and expensed when incurred. The provisions of FAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. The Group does not expect the adoption of FAS 151 to have a material impact on the Group’s financial position or results of operation.

On December 15, 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29 (FAS 153). FAS 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Group does not expect the adoption of FAS 153 to have a material impact on the Group’s financial position or results of operation.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
36     PRINCIPAL SUBSIDIARIES

	Country		Type of	Attributable
	of Incorporation	Paid-up	Legal	Equity
Company Name	and Operations	Capital	Entity	Interest	Principal Activities

		RMB		%
*Daqing Oilfield Company Limited	PRC	47,500	phi	100.00	Exploration, production and the sale of crude oil and natural gas; production and sale of refined products

*Jinzhou Petrochemical Company Limited	PRC	788	psi	80.95	Production and sale of oil and chemical products

*Jilin Chemical Industrial Company Limited	PRC	3,561	psi	67.29	Production and sale of chemical products

Daqing Yu Shu Lin Oilfield Company Limited	PRC	1,272	phi	88.16	Exploration and production of crude oil and natural gas

*Liaohe Jinma Oilfield Company Limited	PRC	1,100	psi	81.82	Exploration, production, transportation and sale of crude oil and natural gas

*PetroChina International Limited	British Virgin Islands	USD 0.9	phi	100.00	Exploration and production of crude oil and natural gas outside of PRC

PetroChina International Indonesia Limited	Bahamas	USD0.005	phi	100.00	Exploration and production of crude oil and natural gas in Indonesia

phi —	Limited liability company.

psi —	Joint stock company with limited liability.

* —	Subsidiaries directly held by the Company as of December 31, 2004.
37     EVENTS AFTER BALANCE SHEET DATE
      On March 28, 2005, the Company has entered into an acquisition agreement with CNPC. According to the acquisition agreement, the Company has acquired the petroleum and natural gas-related refinery and petrochemical businesses respectively owned by CNPC’s wholly-owned

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
subsidiaries, Ningxia Dayuan Refinery and Petrochemical Company Limited and Qingyang Refinery and Petrochemical Company Limited, from CNPC for which the Company paid a cash consideration of RMB 9.14.
      The acquisition has been completed on April 1, 2005.
      The transaction was accounted for in a manner similar to a uniting of interests, whereby the assets and liabilities of the two entities acquired by the Company were recorded at historical cost to CNPC. The difference between the RMB 9.14 acquisition price and the net liabilities transferred from CNPC was adjusted against equity. Following is a summary of certain summarized financial data at December 31, 2004 and for the year then ended of the businesses acquired from CNPC.

RMB

Results of operations
Turnover	4,582
Net loss	(148)
Financial position:
Current assets	822
Total assets	2,077
Current liabilities	1,237
Total liabilities	2,314
Net liabilities	(237)
      On June 8, 2005, the Board of Directors of the Company approved entering into a purchase agreement whereby the Company will acquire a 50% ownership interest in Zhong You Kan Tan Kai Fa Company Limited (“Newco”). Currently Newco is 100% owned by two wholly-owned subsidiaries of CNPC. The Company’s investment in Newco is expected to be approximately RMB 20,741. Concurrent with the purchase agreement, the Company also agreed in a transfer agreement to sell its wholly-owned subsidiary, PetroChina International Limited, to Newco for a consideration of approximately RMB 579.
      The purchase and transfer agreements require approvals by relevant regulatory authorities and the shareholders of the Company.
      Upon completion of the purchase and transfer agreements, the Company will obtain control of the operational and financial policies of Newco. Its investment in Newco and the transfer of PetroChina International Limited to Newco will be accounted for in a manner similar to a uniting of interests since these transactions are among entities under common control by CNPC. The consolidated financial statements of the Company will be restated as if the operations of the Company and Newco had always been combined.
38     APPROVAL OF FINANCIAL STATEMENTS
      The financial statements were approved by the board of directors on March 16, 2005 and by the shareholders at the annual general meeting held on May 26, 2005.

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)
Results of Operations

	Year Ended December 31,

	2002	2003	2004

	RMB	RMB	RMB
Sales and other operating revenues
Sales to third parties	41,042	48,308	45,847
Intersegment sales	106,266	128,963	173,223

	147,308	177,271	219,070
Production costs excluding taxes	(29,913)	(30,691)	(32,863)
Exploration expenses	(8,095)	(10,577)	(11,723)
Depreciation, depletion and amortization	(18,302)	(21,060)	(24,839)
Taxes other than income taxes	(5,299)	(5,524)	(6,729)

Income before income taxes	85,699	109,419	142,916
Income taxes	(25,958)	(32,376)	(40,014)

Results of operations from producing activities	59,741	77,043	102,902

Income from equity affiliates’ results of operations from producing activities	132	324	471

Capitalized Costs

	Year Ended December 31,

	2002	2003	2004

	RMB	RMB	RMB
Property costs	—	—	—
Producing assets	236,856	262,638	291,910
Support facilities	101,142	106,172	116,640
Construction-in-progress	7,895	10,485	14,114

Total capitalized costs	345,893	379,295	422,664
Accumulated depreciation, depletion and amortization	(137,653)	(150,842)	(172,696)

Net capitalized costs	208,240	228,453	249,968

Share of equity affiliates’ net capitalized costs	815	1,604	777

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(Amounts in millions unless otherwise stated)
Costs Incurred in Property Acquisitions, Exploration and Development Activities

	Year Ended December 31,

	2002	2003	2004

	RMB	RMB	RMB
Property acquisition costs	—	—	—
Exploration costs	10,704	15,137	18,160
Development costs	35,558	39,587	43,712

Total	46,262	54,724	61,872

Share of equity affiliates’ costs of property acquisition, exploration, and development	228	592	274

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
      Proved reserve estimates as of December 31, 2002, 2003 and 2004 were based on a report prepared by DeGolyer and MacNaughton, independent engineering consultants. These reserve estimates were prepared for each oil and gas region (as opposed to individual fields within a region) and adjusted for the estimated effects of using prices and costs prevailing at the end of the period. The Company’s reserve estimates include only crude oil and natural gas, which the Company believes can be reasonably produced within the current terms of production licenses.

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(Amounts in millions unless otherwise stated)
      Estimated quantities of net proved oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the period indicated are as follows:

	Crude Oil and
	Condensate	Natural Gas

	(millions of	(billions of
	barrels)	cubic feet)
Proved developed and undeveloped
Reserves at January 1, 2002	10,959	36,103
Changes resulting from:
Revisions of previous estimates	349	(225)
Improved recovery	31	—
Extensions and discoveries	330	3,540
Purchases of Minerals in Place	38	193
Production	(770)	(794)

Reserves at December 31, 2002	10,937	38,817

Changes resulting from:
Revisions of previous estimates	199	278
Improved recovery	81	—
Extensions and discoveries	476	2,853
Production	(774)	(879)

Reserves at December 31, 2003	10,919	41,069

Changes resulting from:
Revisions of previous estimates	148	56
Improved recovery	109	43
Extensions and discoveries	542	4,405
Production	(777)	(1,019)

Reserves at December 31, 2004	10,941	44,554

Proved developed reserves at:
December 31, 2002	9,198	11,921
December 31, 2003	8,885	13,374
December 31, 2004	8,748	16,787
Proportional interest in proved reserves of equity affiliates
December 31, 2002	62	2
December 31, 2003	78	78
December 31, 2004	78	91
      At December 31, 2004, 10,910 million barrels of crude oil and condensate and 44,362 billion cubic feet of natural gas proved developed and undeveloped reserves are located within China, and 31 million barrels of crude oil and condensate and 192 billion cubic feet of natural gas proved developed and undeveloped reserves are located in Indonesia.

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
      The standardized measure of discounted future net cash flows related to proved oil and gas reserves at the end of each of the three years in the period ended December 31, 2002, 2003 and 2004 is as follows (in millions of RMB):

At December 31, 2002
Future cash inflows	2,710,152
Future production costs	(745,866)
Future development costs	(73,344)
Future income tax expense	(562,289)

Future net cash flows	1,328,653
Discount at 10% for estimated timing of cash flows	(713,267)

Standardized measure of discounted future net cash flows	615,386

At December 31, 2003
Future cash inflows	2,991,193
Future production costs	(765,111)
Future development costs	(88,556)
Future income tax expense	(635,169)

Future net cash flows	1,502,357
Discount at 10% for estimated timing of cash flows	(807,037)

Standardized measure of discounted future net cash flows	695,320

At December 31, 2004
Future cash inflows	3,894,766
Future production costs	(865,257)
Future development costs	(90,938)
Future income tax expense	(906,035)

Future net cash flows	2,032,536
Discount at 10% for estimated timing of cash flows	(1,061,260)

Standardized measure of discounted future net cash flows	971,276

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(Amounts in millions unless otherwise stated)

Share of equity affiliates’ standardized measure of discounted future net cash flows
At December 31, 2002	2,612
At December 31, 2003	3,744
At December 31, 2004	5,371
      Future net cash flows were estimated using period-end prices and costs, and currently enacted tax rates.
      Changes in the standardized measure of discounted net cash flows for the Group for each of the three years in the period ended December 31, 2002, 2003 and 2004 are as follows:

	Year Ended December 31,

	2002	2003	2004

	RMB	RMB	RMB
CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOWS
Beginning of year	405,999	615,386	695,320
Sales and transfers of oil and gas produced, net of production costs	(116,977)	(146,580)	(179,478)
Net changes in prices and production costs and other	259,016	90,150	355,109
Extensions, discoveries and improved recovery	53,024	65,150	117,560
Development costs incurred	(1,983)	1,730	9,693
Revisions of previous quantity estimates	17,364	15,520	13,236
Accretion of discount	60,095	87,580	98,935
Purchases of minerals in place	2,351	—	—
Net change in income taxes	(63,503)	(33,616)	(139,099)

End of year	615,386	695,320	971,276

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

1.1	Articles of Association (as amended) (English translation) (1)
1.2	Articles of Association (as amended and pending for approval of SASAC) (English translation)
4.1	2005 Management Performance Contract (English Translation)
4.2	Crude Oil Mutual Supply Framework Agreement, dated December 1, 2004, between China Petroleum and Chemical Corporation and PetroChina (English translation)
4.3	Capital Contribution Agreement, dated June 9, 2005, among China National Oil and Gas Exploration and Development Corporation, Central Asia Petroleum Company Limited, Zhong You Kan Tan Kai Fa Company Limited and PetroChina (English Translation)
4.4	Transfer Agreement, dated June 9, 2005, between Zhong You Kan Tan Kai Fa Company Limited and PetroChina (English Translation)
4.5	Supplementary Agreement to Comprehensive Products and Services Agreement, dated June 9, 2005, between CNPC and PetroChina (English Translation)
4.6	Form of Non-competition Agreement between CNPC and PetroChina (together with English translation)(2)
4.7	Form of Comprehensive Products and Services Agreement between CNPC and PetroChina (together with English translation)(2)
4.8	Form of Land Use Rights Leasing Contract between CNPC and PetroChina (together with English translation)(2)
4.9	Form of Buildings Leasing Contract between CNPC and PetroChina (together with English translation)(2)
4.10	Form of Trademark Licensing Contract between CNPC and PetroChina (together with English translation)(2)
4.11	Form of Patent and Know-how Licensing Contract between CNPC and PetroChina (together with English translation)(2)
4.12	Form of Computer Software Licensing Contract between CNPC and PetroChina (together with English translation)(2)
4.13	Form of Contract for Transfer of Rights under Production Sharing Contracts between CNPC and PetroChina (together with English translation)(2)
4.14	Form of Guarantee of Debts Contract between CNPC and PetroChina (together with English translation)(2)
4.15	Form of Contract for the Supervision of Certain Sales Enterprises between CNPC and PetroChina (together with English translation)(2)
4.16	Form of Agreement for Transfer of Rights and Interests under the Crude Oil Premium and Discount Calculation Agreement between China Petrochemical Corporation, CNPC and PetroChina (together with English translation)(2)
4.17	Form of Agreement for the Transfer of Rights and Interests under the Retainer Contracts relating to Oil Exploration and Exploitation in Lengjiapu Area, Liaohe Oil Region and No. 9.1-9.5 Areas, Karamay Oil Field (together with English translation)(2)
8.1	List of major subsidiaries
10.1	Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Exchange Listed Company Manual
12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit
Number	Description of Exhibits

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
16.1	Code of Ethics for Senior Management
16.2	Code of Ethics for Employees

(1)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-15006) filed with the Commission.

(2)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11566) filed with the Commission, as declared effective on March 29, 2000.