Form 20-F/A
period 2004-12-31
PETROCHINA CO LTD
filed 2005-12-16
CIK 1108329

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
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
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
X Yes                 No
     If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
     Yes            X No
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or l5(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
X Yes                 No
     Indicate by check mark which financial statement item the registrant has elected to follow.
     Item 17            X Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
     Yes            X No

*	PetroChina’s H Shares are listed and traded on The Stock Exchange of Hong Kong Limited.

**	Not for trading, but only in connection with the registration of American Depository Shares.

***	Include 2,424,087,400 H Shares represented by American Depositary Shares.

EXPLANATORY NOTE
      This Form 20-F/A of PetroChina Company (the “Company”) is being filed solely to amend Item 15, Controls and Procedures, contained in the Company’s annual report on Form 20-F for the year ended December 31, 2004, which was originally filed with the Securities and Exchange Commission on June 29, 2005.
      This Form 20-F/A has revised the principal officer’s evaluation of the Company’s disclosure controls and procedures by deleting the phrase “except as disclosed in the following paragraphs” in the first paragraph of the original Item 15 and therefore, has conclusively stated that the Company’s disclosure controls and procedures were effective as of December 31, 2004.

1

ITEM 15 — CONTROLS AND PROCEDURES
      Our Chairman, who performs the functions of Chief Executive Officer, and our Chief Financial Officer, after evaluating the effectiveness of PetroChina’s disclosure controls and procedures (as defined in the United States Exchange Act Rules 13a-15(e) and 15d(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, PetroChina’s disclosure controls and procedures were effective to ensure that material information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and regulations.
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

2

SIGNATURE
      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PetroChina Company Limited

Dated: December 16, 2005	By: /s/ Li Huaiqi

Name: Li Huaiqi
Title: Company secretary

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.