Form 20-F
period 2005-12-31
PETROCHINA CO LTD
filed 2006-06-20
CIK 1108329

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
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

State-owned shares, par value RMB 1.00 per share	157,922,077,818
H Shares, par value RMB 1.00 per share	21,098,900,000	***
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒            No ☐
     If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐            No ☒
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) or the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒            No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-acceleranted filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐
     Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17 ☐            Item 18 ☒
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐            No ☒

*	PetroChina’s H Shares are listed and traded on The Stock Exchange of Hong Kong Limited.

**	Not for trading, but only in connection with the registration of American Depository Shares.

***	Include 3,123,514,900 H Shares represented by American Depositary Shares.

CERTAIN TERMS AND CONVENTIONS
Conventions Which Apply to this Annual Report
      Unless the context otherwise requires, references in this annual report to:

•	“CNPC” or “CNPC group” are to our parent, China National Petroleum Corporation and its affiliates and subsidiaries, excluding PetroChina, its subsidiaries and its interests in long-term investments, and where the context refers to any time prior to the establishment of CNPC, those entities and businesses which were contributed to CNPC upon its establishment.

•	“PetroChina”, “we”, “our”, “our company” and “us” are to:

—	PetroChina Company Limited, a joint stock company incorporated in the People’s Republic of China with limited liability and its subsidiaries and branch companies, or

—	the CNPC group’s domestic crude oil and natural gas exploration and production, refining and marketing, chemicals and natural gas businesses that were transferred to us in the restructuring of the CNPC group in 1999.

•	“PRC” or “China” are to the People’s Republic of China, but do not apply to Hong Kong, Macau or Taiwan for purposes of this annual report.
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

“reserve-to-production ratio”	For any given well, field or country, the ratio of proved reserves to annual production of crude oil or, with respect to natural gas, to wellhead production excluding flared gas.

“sales gas”	Marketable production of gas on an “as sold” basis, excluding flared gas, injected gas and gas consumed in operations.

“water cut”	For a given oil region, the percentage that water constitutes of all fluids extracted from all wells in that region.

      References to:

•	BOE is to barrels-of-oil equivalent,

•	Mcf is to thousand cubic feet, and

•	Bcf is to billion cubic feet.

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

PART I
ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
      Not applicable. However, see “Item 6 — Directors, Senior Management and Employees — Directors, Senior Management and Supervisors.”
ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE
      Not applicable.
ITEM 3 — KEY INFORMATION
Exchange Rates
      The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00=RMB 7.9990 on June 15, 2006. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each month during the previous six months:

	Noon buying rate

	High	Low

	(RMB per US$)
December 2005	8.0808	8.0702
January 2006	8.0702	8.0596
February 2006	8.0616	8.0415
March 2006	8.0505	8.0167
April 2006	8.0248	8.0040
May 2006	8.0300	8.0005
June 2006 (through June 15)	8.0225	7.9985
      The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2001, 2002, 2003, 2004 and 2005, calculated by averaging the noon buying rates on the last day of each month during the relevant year:

Average noon buying rate

(RMB per US$)
2001	8.2770
2002	8.2772
2003	8.2772
2004	8.2768
2005	8.1826

Selected Financial Data
Historical Financial Information
      You should read the selected historical financial data set forth below in conjunction with the consolidated financial statements of PetroChina and their notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. In 2005, we retroactively restated our prior years’ consolidated financial statements to reflect the effect as if the refinery and petrochemical operations of Ningxia Dayuan Refinery and Petrochemical Company Limited (“Dayuan”), Qingyang Refinery and Petrochemical Company Limited (“Qingyang”) we acquired from CNPC, and the operations of Zhong You Kan Tan Kai Fa Company Limited (“Newco”), of which we acquired 50% interests and maintain effective control, from China National Oil and Gas Exploration and Development Corporation (“CNODC”, a wholly-owned subsidiary of CNPC) and its subsidiaries, had always been combined since inception as a result of the application of the accounting treatment to the acquisition discussed below. The selected historical income statement and cashflow data for the years ended December 31, 2003, 2004 and 2005 and the selected historical balance sheet data as of December 31, 2004 and 2005 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected historical income statement data and cashflow data for the years ended December 31, 2001 and 2002 and the selected historical balance sheet data as of December 31, 2001, 2002 and 2003 set forth below are derived from our unaudited financial statements, not included in this annual report. The financial information included in this section may not necessarily reflect our results of operations, financial position and cash flows in the future.
      We have prepared our consolidated financial statements in accordance with IFRS. IFRS differ materially from the generally accepted accounting principals in the U.S., or US GAAP. For a discussion of significant differences between IFRS and US GAAP, see Note 37 to our consolidated financial statements included elsewhere in this annual report and “Item 5 — Operating and Financial Review and Prospects — Other Information — US GAAP Reconciliation”.
      Pursuant to an acquisition agreement by and between our company and CNPC dated March 28, 2005, we acquired the refinery and petrochemical operations respectively owned by CNPC’s wholly-owned subsidiaries, Dayuan and Qingyang, from CNPC for which we paid a cash consideration of RMB 9 million.
      The acquisition is deemed a combination of entities under common control since we and the refinery and petrochemical operations of Dayuan and Qingyang are under the common control of CNPC. As a result, we have accounted for the acquisition in a manner similar to a uniting of interests, whereby the assets and liabilities of the refinery and petrochemical operations acquired are accounted for at historical cost to CNPC with net liabilities of RMB183 million as at the effective date. Our prior years’ consolidated financial statements were restated to give effect to the acquisition in these periods as if the operations of our company and these operations had always been combined in these periods. The difference between the RMB 9 million acquisition price and the net liabilities transferred from CNPC was adjusted against equity.
      In August 2005, the shareholders of our company approved the acquisition and transfer agreements relating to our acquisition of a 50% interest of Newco. Newco was established in 2005 and was wholly owned by CNODC and one of its subsidiaries. Under the terms of the related agreements, CNODC transferred certain oil and gas exploration operations into Newco and we contributed to Newco our wholly-owned subsidiary, PetroChina International Limited (“PTRI”), and cash in the amount of approximately RMB20,162 million, which is the difference between the cash contribution of RMB20,741 million payable by us according to the acquisition agreement and the cash consideration of RMB579 million for PTRI receivable by us.
      Pursuant to the relevant equity transfer agreement, we shall have the right to appoint four of the seven directors of Newco, which will enable us to maintain effective control over Newco.

      Similar to the accounting method applied in the treatment of the refinery and petrochemical operations acquired by us, our investment in Newco and related acquisition transactions will be accounted for in a manner similar to a uniting of interests since these transactions are among entities under the common control of CNPC. Our prior years’ consolidated financial statements were restated as if the operations of our company and these operations had always been combined in these periods. The difference between our cash payment of RMB 20,162 million and the net assets of Newco, in an amount of RMB 35,551 million as at the effective date of the purchase and transfer agreement (inclusive of RMB 20,162 million contributed by us and RMB 50 million contributed by CNODC and its subsidiaries as registered capital of Newco), was adjusted against equity as the amount of RMB 20,162 million was paid directly to Newco.

	Year ended December 31,

	2001(1)	2002(1)	2003(2)	2004(2)	2005

	RMB	RMB	RMB	RMB	RMB
	(in millions, except for per share and
	per ADS data)
Income Statement Data
IFRS
Revenues
Sales and other operating revenues	245,536	249,386	310,431	397,354	552,229

Operating expenses
Purchases, services and other	(78,737)	(71,383)	(89,741)	(114,249)	(200,321)
Employee compensation costs	(14,833)	(16,665)	(20,044)	(22,934)	(29,675)
Exploration expenses, including exploratory dry holes	(7,361)	(8,203)	(10,624)	(12,090)	(15,566)
Depreciation, depletion and amortization	(34,139)	(37,680)	(42,163)	(48,362)	(51,305)
Selling, general and administrative expenses	(22,765)	(23,930)	(25,982)	(28,302)	(36,538)
Employee separation costs and shutting down of manufacturing assets	(487)	(2,121)	(2,355)	(220)	—
Taxes other than income taxes	(14,401)	(15,366)	(16,821)	(19,943)	(23,616)
Revaluation loss of property, plant and equipment	—	—	(391)	—	—
Other expenses, net	(32)	(59)	(598)	(116)	(3,037)

Total operating expenses	(172,755)	(175,407)	(208,719)	(246,216)	(360,058)

Income from operations	72,781	73,979	101,712	151,138	192,171

Income from equity affiliates	247	169	933	1,621	2,401
Exchange gain (loss), net	233	(430)	(36)	8	88
Interest income	873	663	973	1,373	1,924
Interest expense	(5,104)	(4,068)	(2,889)	(2,896)	(2,762)

Income before taxes	69,030	70,313	100,693	151,244	193,822
Income taxes	(23,617)	(22,939)	(28,796)	(43,598)	(54,180)

Income for this year	45,413	47,374	71,897	107,646	139,642

Attributable to:
Shareholders	45,431	46,766	69,835	103,843	133,362
Minority shareholders	(18)	608	2,062	3,803	6,280

	45,413	47,374	71,897	107,646	139,642

Basic and diluted net income per share
Attributable to shareholders for this year(3)	0.26	0.27	0.40	0.59	0.75
Basic and diluted net income per ADS(4)	25.84	26.60	39.72	59.06	75.44
US GAAP
Net income	50,895	49,693	75,640	109,051	137,865
Basic and diluted net income per share(3)	0.29	0.28	0.43	0.62	0.78
Basic and diluted net income per ADS(4)	28.95	28.26	43.02	62.02	77.99

	As of December 31,

	2001(1)	2002(1)	2003(1)	2004(2)	2005

	RMB	RMB	RMB	RMB	RMB
	(in millions, except for per share and
	per ADS data)
Balance Sheet Data
IFRS
Assets
Current assets
Cash and cash equivalents	20,252	19,532	11,613	11,688	80,905
Time deposits mature after three months but within 12 months	3,262	2,621	2,648	1,425	1,691
Investments in collateralized loans	2,636	420	24,224	33,217	235
Accounts receivable	8,265	6,544	4,115	3,842	4,630
Inventories, at net book value	29,117	29,352	30,064	47,377	62,733
Prepaid expenses and other current assets	25,030	19,618	18,845	24,704	25,701

Total current assets	88,562	78,087	91,509	122,253	175,895

Non-current assets
Property, plant and equipment, less accumulated depreciation, depletion and amortization	372,369	404,135	442,311	485,612	563,890
Long-term investments, at net book value	5,872	6,055	9,405	11,504	13,608
Prepaid operating lease rentals	5,404	6,267	7,286	12,307	16,235
Intangible and other assets	2,379	2,769	3,027	3,020	5,011
Time deposits mature after one year	2,980	3,498	3,485	3,751	3,428

Total non-current assets	389,004	422,724	465,514	516,194	602,172

Total assets	477,566	500,811	557,023	638,447	778,067

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	28,011	23,185	34,328	34,937	28,689
Accounts payable and accrued liabilities	54,888	59,950	66,700	73,072	99,758
Income tax payable	5,676	5,581	12,068	17,484	20,567
Other taxes payable	8,895	5,767	9,251	5,032	4,824

Total current liabilities	97,470	94,483	122,347	130,525	153,838

Non-current liabilities
Long-term debt	72,042	68,894	51,601	44,648	44,570
Other long-term obligations	1,402	1,707	2,010	2,481	1,046
Assets disposal obligations	544	585	735	919	14,187
Deferred taxes	7,698	10,832	13,436	16,902	20,759

Total non-current liabilities	81,686	82,018	67,782	64,950	80,562

Total liabilities	179,156	176,501	190,129	195,475	234,400

Equity
Shareholder’s equity
Share capital	175,824	175,824	175,824	175,824	179,021
Retained income	34,105	57,358	88,152	143,115	203,812
Reserves	81,835	84,456	93,952	108,834	132,556

	291,764	317,638	357,928	427,773	515,389
Minority interest	6,646	6,672	8,966	15,199	28,278

Total equity	298,410	324,310	366,894	442,972	543,667

Total liabilities and equity	477,566	500,811	557,023	638,447	778,067

Share capital, issued and outstanding, RMB 1.00 par value
State-owned shares	158,242	158,242	158,242	158,242	157,922
H shares and ADSs	17,582	17,582	17,582	17,582	21,099
US GAAP
Property, plant and equipment, less accumulated depreciation, depletion and amortization	313,897	353,932	413,383	452,017	537,106
Total assets	431,511	457,065	528,685	605,018	752,663
Shareholders’ equity	253,071	284,426	330,520	405,573	499,130

	As of December 31,

	2001(1)	2002(1)	2003(2)	2004(2)	2005

	RMB	RMB	RMB	RMB	RMB
	(in millions)
Other Financial Data
Dividend per share	0.12	0.12	0.18	0.26	0.34
Dividend per ADS	11.98	12.00	17.82	26.34	33.80
Capital expenditures	(62,092)	(75,496)	(86,373)	(98,946)	(124,801)
Cash Flow Data
IFRS
Net cash provided by operating activities	83,864	98,989	139,570	141,691	203,885
Net cash used for investing activities	(62,027)	(73,732)	(102,549)	(102,276)	(91,576)
Net cash used for financing activities	(28,817)	(26,488)	(35,593)	(39,586)	(42,634)

Notes:

(1)	Certain financial data for these periods and as of these dates are derived from our unaudited consolidated financial statements, not included in this annual report, and were retroactively restated. See the paragraphs preceding these tables for a detailed description.

(2)	Certain financial data for these periods and as of these dates are derived from our audited consolidated financial statements, not included in this annual report, and were retroactively restated. See the paragraphs preceding these tables for a detailed description.

(3)	Historical income per share for the years ended December 31, 2001, 2002, 2003 and 2004 has been calculated by dividing the net profit by the number of 175,824 million shares issued and outstanding for the periods presented. Historical income per share for the year ended December 31, 2005 has been calculated by dividing the net profit by the weighted average number of 176,770 million shares issued and outstanding for the period presented.

(4)	Historical income per ADS for the years ended December 31, 2001, 2002, 2003 and 2004 has been calculated by dividing the net profit by the number of 175,824 million shares issued and outstanding for the periods presented, assuming each ADS represents 100 H shares. Historical income per ADS for the year ended December 31, 2005 has been calculated by dividing the net profit by the weighted average number of 176,770 million shares issued and outstanding for the period presented, assuming each ADS represents 100 H shares.

Risk Factors
      Our business is subject to various changing competitive, economic and social conditions in the PRC. Such changing conditions entail certain risks, which are described below.

•	Our operations are affected by the volatility of prices for crude oil and refined products. We and China Petroleum and Chemical Corporation, or Sinopec, set our crude oil median prices monthly based on the Singapore trading prices for crude oil. The PRC government publishes the retail median guidance prices for gasoline and diesel based on the FOB Singapore, Rotterdam and New York gasoline and diesel trading prices. Historically, international prices for crude oil and refined products have fluctuated widely in response to changes in many factors, such as global and regional economic and political developments and global and regional supply and demand for crude oil and refined products. We do not have, and will not have, control over the factors affecting international prices for crude oil and refined products. A decline in crude oil prices will reduce our crude oil revenues derived from external customers. If crude oil prices remain at a low level for a prolonged period, our company has to determine and estimate whether our oil and gas assets may suffer impairment losses and, if so, the amount of the impairment losses. An increase in crude oil prices may, however, increase the production costs of refined products. In addition, a decline in refined products prices will reduce our revenue derived from refining operations. An increase in the refined products prices, however, will increase the production costs of chemical products which use refined products as raw materials.

•	The crude oil and natural gas reserve data in this annual report are only estimates. The reliability of reserve estimates depend on a number of factors, assumptions and variables, such as the quality and quantity of our technical and economic data and the prevailing oil and gas prices applicable to our production, many of which are beyond our control and may prove to be incorrect over time. Results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions in our reserve data. Our actual production, revenues and expenditures with respect to our reserves may differ materially from these estimates because of these revisions.

•	Our proved crude oil reserves decreased gradually and modestly from 2001 to 2003 because the decrease in the crude oil reserves in our Daqing and Liaohe oil regions could not be offset by the increase in the crude oil reserves in our oil regions in northwestern China, such as the Xinjiang oil region, the Changqing oil and gas region and the Tarim oil region. Although our proved crude oil reserves increased slightly in 2004 mainly as a result of the increases in the crude oil reserves in our Xinjiang and Changqing oil regions, we cannot assure you that we will be able to increase or maintain our crude oil reserves in the future by our exploration activities in China. We are actively pursuing business opportunities outside China to supplement our domestic resources. For instance, 2005, we acquired certain overseas crude oil and natural gas assets from CNPC. We cannot assure you, however, that we can successfully locate sufficient alternative sources of crude oil supply or at all due to the complexity of the international political, economic and other conditions. If we fail to obtain sufficient alternative sources of crude oil supply, our results of operations and financial condition may be materially and adversely affected.

•	The United States Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements first apply to our annual report on Form 20-F for the fiscal year ending December 31,

2006. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still be unable to attest to our management’s assessment or may issue a report that concludes that our internal controls over financial reporting are not effective. In preparation for the implementation of the requirements of Section 404, we have contributed substantial financial resources and management’s time and other resources to undertake company-wide documentation of internal controls, perform the system and process evaluation and test required. During the course of our evaluation, documentation and attestation, we have identified as of the date hereof certain deficiencies that could adversely affect our ability to record, process, summarize and report financial data consistent with our management’s assertions in our financial statements. Although we have planned to commence remedial measures to make necessary improvements, we cannot assure you that we will be able to remedy those identified deficiencies in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We are also in the process of conducting further evaluation of our internal control over financial reporting and may identify other deficiencies that we may not be able to remedy in time by the deadline for compliance with Section 404. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADSs or H shares.

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

Significant operating hazards and natural disasters may cause partial interruptions to our operations and property and environmental damage that could have an adverse impact on our financial condition. On November 13, 2005, an explosion occurred at a dianil plant of Jilin Petrochemical Company, our branch company in Jilin Province. The incident caused serious personal injuries and deaths, loss of property and water pollution of the Songhuajing River. The Chinese government is currently investigating the cause of this incident and we will, in accordance with the result of such investigation, take responsibility for this incident. We cannot assure you that the result of such investigation will not have a material adverse effect on our financial condition or results of operations.

Except for limited insurance coverage for vehicles and certain assets that we consider to be subject to significant operating risks, we do not carry any other insurance for our property, facilities or equipment in respect of our business operations. We do not currently carry any third party liability insurance against claims relating to personal injury or death, property or environmental damage arising from accidents on our property or relating to our operations. We also do not currently carry any business interruption insurance. The limited insurance coverage of our assets exposes us to substantial risks and will not cover most losses.

•	CNPC owns approximately 88.21% of our share capital. This ownership percentage enables CNPC to elect our entire board of directors without the concurrence of any of our other shareholders. Accordingly, CNPC is in a position to:

—	control our policies, management and affairs;

—	subject to applicable PRC laws and regulations and provisions of our articles of association, determine the timing and amount of dividend payments and adopt amendments to certain of the provisions of our articles of association; and

—	otherwise determine the outcome of most corporate actions and, subject to the requirements of the Listing Rules of the Hong Kong Stock Exchange, cause our company to effect corporate transactions without the approval of minority shareholders.

CNPC’s interests may sometimes conflict with those of some or all of our minority shareholders. We cannot assure you that CNPC, as controlling shareholder, will always vote its shares in a way that benefits our minority shareholders.

•	In addition to its relationship with us as our controlling shareholder, CNPC by itself or through its affiliates also provides us with certain services and products necessary for our business activities, such as construction and technical services, production services and supply of material services. The interests of CNPC and its affiliates as providers of these services and products to us may conflict with our interests. Although we have entered into a Comprehensive Products and Services Agreement with CNPC and our transactions with CNPC over the past three years have been conducted on open, fair and competitive commercial terms, we have only limited leverage in negotiating with CNPC and its affiliates over the specific terms of the agreements for the provision of these services and products.

•	The eastern and southern regions of China have a higher demand for refined products and chemical products than the western and northern regions. Most of our refineries and chemical plants are located in the western and northern regions of China. While we continue to expand the sales of these products in the eastern and southern regions of China, we face strong competition from Sinopec and China National Offshore Oil Corp, or CNOOC. In addition, we incur relatively higher transportation costs for delivery of our refined products and chemical products to certain areas of these regions from our refineries and chemical plants in western and northern China. As a result, we expect that we will continue to encounter difficulty in increasing our sales of refined products and chemical products in these regions.

•	We are currently constructing and renovating several natural gas pipelines and plan to construct and renovate other natural gas pipelines. In addition, we may, subject to obtaining requisite licenses from the relevant authority, commence offshore crude oil and natural gas exploration and production activities, which could require substantial capital expenditures and investments. We cannot assure you that the cash generated by our operations will be sufficient to fund these development plans or that our actual future capital expenditures and investments will not significantly exceed our current planned amounts. If either of these conditions arises, we may have to seek external financing to satisfy our capital needs. Under such circumstance, our inability to obtain sufficient funding for our development plans could adversely affect our business, financial condition and results of operations.

•	We are also subject to a number of risks relating to the PRC and the PRC oil and gas industry. These risks are described as follows:

—	Our operations, like those of other PRC oil and gas companies, are subject to extensive regulations and control by the PRC government. These regulations and control affect many material aspects of our operations, such as exploration and production licensing, industry-specific and product-specific taxes and fees and environmental and safety standards. As a result, we may face significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability. Our business may also be adversely affected by future changes in certain policies of the PRC government with respect to the oil and gas industry.

—	Currently, the PRC government must approve the construction and major renovation of significant refining and petrochemical facilities as well as the construction of significant natural gas and refined product pipelines and storage facilities. We presently have several significant projects pending approval from the relevant government authorities and will need approvals from the relevant government authorities in connection with several other significant projects. We do not have control over the timing and outcome of the final project approvals.

—	We receive most of our revenues in Renminbi. A portion of our Renminbi revenues must be converted into other currencies to meet our foreign currency obligations. The existing foreign exchange limitations under the PRC laws and regulations could affect our ability to obtain foreign exchange through debt financing, or to obtain foreign exchange for capital expenditures.

—	Prior to 2005, our company performed capping or plugging on wellheads and surface facilities that could be salvaged for alternative use. For safety reasons, our company also performed capping or plugging on certain wells that were considered to be in areas with extensive human use at the time of the abandonment. Our company, however, did not perform capping or plugging on wells that were neither considered to be in areas with extensive human use nor could be salvaged for alternative use. Consequently, such wellheads and surface facilities were left at their original sites after the wells were retired.

The Environmental Protection Regulation for Oil and Gas Exploration and Production Activities in Heilongjiang Province and the Environmental Protection Regulation for Oil and Gas Exploration and Production Activities in Gansu Province were issued in mid and late 2005. Based on our reading of the new provincial regulations and in consultation with the environmental administrative authorities in Heilongjiang and Gansu provinces, we believe that such regulations only apply to the oil and gas properties retired after these regulations were issued in 2005. Accordingly, our company established standard abandonment procedures, requesting that all of its branch and subsidiary companies recognize asset retirement provisions for their currently used oil and gas properties.

Our company believes it had no obligation to adopt such abandonment procedures prior to the issuance of the new regulations in 2005. For the oil and gas properties that were retired prior to the issuance of such regulations, the activities required to retire these assets, at a level that would be in compliance with the regulations and our internal policy, have not been performed. The costs associated with these activities have not been included in the asset retirement obligations accrued during 2005. However, Heilongjiang Province and Gansu Province could enact new regulations, amend the current regulations or retroactively apply the relevant requirements. If any of these regulations is determined to be applicable to assets other than those that were retired subsequent to the dates that these regulations were issued in 2005, we could be required to incur substantial costs associated with such asset retirement obligations. In addition, we cannot assure you that the provincial governments other than Heilongjiang Province and Gansu Province will not enact new regulations which will require our company to perform additional asset retirement activities related to the assets retired before the establishment of our company’s internal policy and areas in which these assets were or continue to be located.

We recently received comments from the Securities and Exchange Commission regarding the costs associated with our asset retirement obligation in our Form 20-F for the fiscal year ended December 31, 2004. We have responded to such comments and our last response letter was filed on May 24, 2006. As of the latest practicable date, we have not received any further comments.

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
Introduction
History and Development of the Company

Overview of Our Operations
      We are one of the largest companies in China in terms of sales. We are engaged in a broad range of petroleum and natural gas related activities, including:

•	the exploration, development, production and sale of crude oil and natural gas;

•	the refining, transportation, storage and marketing of crude oil and petroleum products;

•	the production and marketing of basic petrochemical products, derivative chemical products and other chemical products; and

•	the transmission and storage of crude oil, refined products and natural gas as well as the sale of natural gas.
      We are China’s largest producer of crude oil and natural gas. Currently, substantially all of our crude oil and natural gas reserves and production-related assets are located in China. In the year ended December 31, 2005, we had total revenue of RMB 552,229 million and net income of RMB 133,362 million.
      Our exploration, development and production activities commenced in the early 1950s, when we conducted exploration activities in the Yumen oil region in northwestern China. The discovery of crude oil in 1959 in northeastern China’s Daqing oil region, one of the world’s largest oil regions in terms of proved crude oil reserves, marked the beginning of our large-scale upstream activities. Over the past four decades, we have conducted crude oil and natural gas exploration activities in many regions of China. As of December 31, 2005, we had estimated proved reserves of approximately 11,536.2 million barrels of crude oil and approximately 48,123.1 billion cubic feet of natural gas. We believe that we hold production licenses for a majority of China’s proved crude oil reserves and proved natural gas reserves. In the year ended December 31, 2005, we produced 822.9 million barrels of crude oil and 1,119.5 billion cubic feet of natural gas for sale, representing an average production of 2.25 million barrels of crude oil and 3.07 billion cubic feet of sales natural gas per day. In 2005, we sold 788.8 million barrels of crude oil and 1,052.2 billion cubic feet of natural gas. Approximately 83% of the crude oil we sold in the year ended December 31, 2005 was supplied to our refineries.
      We commenced limited refining activities in the mid-1950s, when we began producing gasoline and diesel at refineries in the Yumen oil region. We now operate 25 refineries located in eight provinces, three autonomous regions and one municipality. In 2005, our refineries processed approximately 752 million barrels of crude oil or an average of 2.06 million barrels per day. In the year ended December 31, 2005, we produced approximately 66.39 million tons of gasoline, diesel and kerosene and sold approximately 75.98 million tons of these products. In the year ended December 31, 2005, approximately 89% of the crude oil processed in our refineries was provided by our exploration and production segment and approximately 10% of the crude oil processed in our refineries was imported. As of December 31, 2005, our retail distribution network consisted of 15,908 service stations that we own and operate, 427 service stations wholly owned by CNPC or jointly owned by CNPC and third parties to which we provide supervisory support and 1,829 franchise service stations.
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
      We are China’s largest natural gas transporter and seller in terms of sales volume. Our natural gas transmission and marketing activities commenced in Sichuan in southwestern China in the 1950s. In 2005, our sales of natural gas totaled 1,052.2 billion cubic feet, of which 888.8 billion cubic feet was sold through our natural gas and pipeline segment. As of December 31, 2005, we owned and operated regional natural gas pipeline networks consisting of 20,340 kilometers of pipelines, of which 19,212 kilometers were operated by our natural gas and pipeline segment. As of December 31, 2005, we owned and operated a crude oil pipeline network consisting of 9,391 kilometers of pipelines with an average daily throughput of approximately 2.39 million barrels of crude oil. As of December 31, 2005, we also had a refined product pipeline network consisting of 2,462 kilometers of pipelines with an average daily throughput of approximately 32,630 tons of refined products.
      We have increased our efforts to pursue attractive business opportunities outside China as part of our business growth strategy to utilize both domestic and international resources to strengthen our competitiveness. In connection with this objective, after our acquisition of Devon Energy Indonesia Limited from Devon Energy Corporation for a price of RMB 2,068 million in April 2002 and our acquisition of a 50% equity interest in Amerada Hess Indonesia Holdings Limited in April 2003, in June 2005, we entered into a capital contribution agreement with CNODC, Central Asia Petroleum Company Limited and Newco, pursuant to which, in December 2005, we acquired a 50% interest in Newco, a subsidiary of CNODC, for a consideration of RMB 20,741 million, which was paid to Newco as our capital contribution. Under this agreement, CNODC, a wholly owned subsidiary of CNPC, transferred certain of its overseas oil and natural gas assets to Newco in November 2005. Following the completion of the transactions contemplated by this agreement, each of CNODC and us obtained a 50% interest in Newco. We have the right to appoint four of the seven directors of Newco, which enables us to maintain effective control over Newco. We also entered into a transfer agreement with Newco in December 2005 to transfer all of our interest in PTRI, the operating entity of our oil and natural gas assets in Indonesia, to Newco for a consideration of RMB 579 million.
      Following the completion of the acquisition of Newco through capital contribution, we obtained a 50% interest in the oil and natural gas assets held by Newco in twelve countries, including, among others, Kazakhstan, Venezuela and Peru. The consummation of the transactions described above significantly expanded our overseas operations, effectively increased the level of our oil and gas reserves and production volumes, and streamlined our existing overseas business in Indonesia with the acquired businesses.
      CNODC plans to transfer its 50% interest in Newco to CNPC, which will result in CNPC holding the 50% interest in Newco directly.
      In addition, we are currently assessing the feasibility of making further investments in international oil and gas markets.
      In the year ended December 31, 2005, we imported approximately 184.9 million barrels of crude oil, as compared to 175.1 million and 123.9 million barrels of crude oil in the years ended December 31, 2004 and 2003, respectively.

Acquisitions
      Pursuant to our board resolutions dated October 26, 2005, we made an offer to the holders of the A Shares of Jinzhou Petrochemical Co., Ltd. or Jinzhou Petrochemical, to acquire at the purchase price of RMB 4.25 per share 150 million issued and outstanding Jinzhou Petrochemical A Shares. As of December 31, 2005, we acquired 117,486,753 Jinzhou Petrochemical A Shares, representing 14.92% of the total share capital of Jinzhou Petrochemical, for a total cash consideration of approximately RMB 500 million. After the acquisition, we own 95.87% of the total share capital of Jinzhou Petrochemical. Jinzhou Petrochemical was delisted on January 4, 2006 upon approval from the China Securities Regulatory Commission.
      Pursuant to our board resolutions dated October 26, 2005, we made separate offers to the holders of the A Shares of Jilin Chemical Industrial Company Limited (“Jilin Chemical”) and the holders of the H Shares of Jilin Chemical to acquire at the purchase price of RMB 5.25 per share of 200 million outstanding A Shares, and to acquire at the purchase price of HK$2.80 per Jilin Chemical H Share 964.778 million outstanding H Shares (including Jilin Chemical ADSs). By February 2006, we have paid an aggregate of RMB 3,480 million for this transaction. The tender offers were completed in February 2006. The effect of the acquisition of Jilin Chemical will be reflected in our consolidated financial statements ended as of December 31, 2006. Jilin Chemical A Shares, H Shares and ADSs were delisted from the Hong Kong Stock Exchange, Shenzhen Stock Exchange and NYSE on January 23, February 20 and February 15, 2006, respectively.
      Pursuant to our board resolutions dated October 26, 2005, we made an offer to the holders of A Shares of Liaohe Jinma Oilfield Co., Ltd. or Liaohe Jinma, to acquire at the purchase price of RMB 8.80 per share 200 million issued and outstanding Liaohe Jinma A Shares. As of December 31, 2005, we acquired 172,315,428 Liaohe Jinma A Shares, representing 15.67% of the total share capital of Liaohe Jinma for a total consideration of approximately RMB 1,519 million. Following the completion of this acquisition, we would own 97.48% of the total share capital of Liaohe Jinma. Upon the approval by China Securities Regulatory Commission, Liaohe Jinma was delisted as at January 4, 2006.
      On December 6, 2005, we executed two separate purchase agreements with two wholly-owned subsidiaries of CNPC, Liaohe Petroleum Exploration Bureau and China Petroleum Pipeline Bureau, whereby, we would acquire from the two companies a 15.56% equity interest and a 20.17% equity interest, respectively, in PetroChina Fuel Oil Company (the “Fuel Oil Company”), a 55.43% subsidiary of our company, with a total cash consideration of RMB 559 million. The Fuel Oil Company principally engages in investing in and developing of fuel oil in the upstream and downstream areas outside the PRC. Upon completion of the above acquisitions, our company’s interest in the Fuel Oil Company will be increased and the management of the Fuel Oil Company is expected to be strengthened. This acquisition has been approved by the State-owned Assets Supervision and Administration Commission of the PRC (“SASAC”) and the relevant parties to the two purchase agreements are in the process of closing the transactions.

Our Corporate Organization and Shareholding Structure
      PetroChina was established as a joint stock company with limited liability under the Company Law of the PRC on November 5, 1999 as part of a restructuring in which CNPC transferred to us most of the assets and liabilities of CNPC relating to its exploration and production, refining and marketing, chemicals and natural gas businesses. CNPC retained the assets and liabilities relating to its remaining businesses and operations, including assets and liabilities relating to international exploration and production and refining and pipeline operations. CNPC is our primary provider of a wide range of services and products. On April 7, 2000, PetroChina completed a global offering of H shares and ADSs. In September 2005, PetroChina completed a follow-on offering of over 3 billion H Shares at the price of HK$6.00 per share. Currently, CNPC owns an approximate 88.21% interest in PetroChina.

      The following chart illustrates our corporate organization and our shareholding structure:

(1)	Indicates approximate shareholding.

(2)	Includes subsidiary companies and branches without legal person status.

(3)	Represents enterprises directly administered and operated by such segment.

(4)	Includes PetroChina Planning & Engineering Institute, PetroChina Exploration & Development Research Institute, Newco, Foreign Cooperation Managing Division, PetroChina International Co., Ltd. and PetroChina Refining & Chemicals Technology Research Center.

      The following chart illustrates our management structure:

(1)	Includes subsidiary companies and branches without legal person status.

(2)	Represents enterprises directly administered and operated by such segment.

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

Exploration and Production
      We are engaged in crude oil and natural gas exploration, development and production. Substantially all of our total estimated proved crude oil and natural gas reserves are located in China, principally in northeastern, northern, southwestern and northwestern China. The Songliao basin, located in Heilongjiang and Jilin provinces in northeastern China, including the Daqing and Jilin oil regions, accounted for 44% of our proved crude oil reserves as of December 31, 2005 and 45.6% of our crude oil production in 2005. We also have significant crude oil reserves and operations in the area around the Bohai Bay. The Bohai Bay basin includes the Liaohe, Dagang, Huabei and Jidong oil regions and accounted for 19.8% of our proved crude oil reserves as of December 31, 2005 and 20.0% of our crude oil production in 2005. Our proved natural gas reserves and production are generally concentrated in northwestern and southwestern China, specifically in the Erdos, Tarim and Sichuan basins. Our overseas proved crude oil reserves and proved natural gas reserves accounted for 5.2% of our proved crude oil reserves and 1.7% of our proved natural gas reserves as of December 31, 2005 and 5.5% of our crude oil production and 4.2% of our natural gas production in 2005.
      We currently hold exploration licenses covering a total area of approximately 438.7 million acres and production licenses covering a total area of approximately 16.2 million acres. In 2005, our exploration and production segment had income from operations of RMB 208,080 million.
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
Reserves
      Our estimated proved reserves as of December 31, 2005 totaled approximately 11,536.2 million barrels of crude oil and approximately 48,123.1 billion cubic feet of natural gas. As of December 31, 2005, proved developed reserves accounted for 79.7% and 41.3% of our total proved crude oil and natural gas reserves, respectively. Total proved hydrocarbon reserves on a barrels-of-oil equivalent basis increased by 2.7% from approximately 19,042.7 million barrels-of-oil equivalent as of the end of 2004 to approximately 19,556.7 million barrels-of-oil equivalent as of the end of 2005, taking account of our overseas crude oil reserves of 601 million barrels and overseas natural gas reserves of 799.8 billion cubic feet, totaling 734.3 barrels-of-oil equivalent. Natural gas as a percentage of total proved hydrocarbon reserves increased from 39.6% as of December 31, 2004 to 41.0% as of December 31, 2005.
      The following table sets forth our estimated proved reserves (including proved developed reserves and proved undeveloped reserves) and proved developed reserves of crude oil and natural gas as of December 31, 2003, 2004 and 2005. We prepared our reserve estimates as of December 31, 2003, 2004 and 2005, on the basis of a report prepared by DeGolyer & MacNaughton and Gaffney, Cline & Associates, independent engineering consultants, in accordance with Statement of Financial Accounting Standards No. 69, or SFAS No. 69. Our reserve estimates include only crude oil and natural gas which we believe can be reasonably produced within the current terms of our production licenses. See “Regulatory Matters — Exploration Licenses and Production

Licenses” for a discussion of our production licenses. Also see “Item 3 — Key Information  — Risk Factors” for a discussion of the uncertainty inherent in the estimation of proved reserves.

	Crude oil	Natural gas(1)	Combined(1)

	(millions of barrels)	(Bcf)	(BOE, in millions)
Proved developed and undeveloped reserves
Reserves as of December 31, 2003	11,494.9	41,786.5	18,459.3
Revisions of previous estimates	141.6	82.8	155.4
Extensions and discoveries	573.1	4,405.3	1,307.3
Improved recovery	109.0	43.0	116.2
Production for the year	(817.4)	(1,068.7)	(995.5)
Reserves as of December 31, 2004	11,501.2	45,248.9	19,042.7
Revisions of previous estimates	156.8	212.9	192.3
Extensions and discoveries	605.5	4,004.8	1,273.0
Improved recovery	101.4	—	101.4
Production for the year	(828.7)	(1,343.5)	(1,052.7)
Reserves as of December 31, 2005	11,536.2	48,123.1	19,556.7
Proved developed reserves
As of December 31, 2003	9,188.1	13,878.7	11,501.2
As of December 31, 2004	9,067.9	17,254.5	11,943.6
As of December 31, 2005	9,194.8	19,857.8	12,504.4

(1)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.
      The following tables set forth our crude oil and natural gas proved reserves and proved developed reserves by region as of December 31, 2003, 2004 and 2005.

	As of December 31,

	2003		2004		2005

	Proved		Proved		Proved
	developed		developed		developed
	and	Proved	and	Proved	and	Proved
	undeveloped	developed	undeveloped	developed	undeveloped	developed

	(millions of barrels)
Crude oil reserves
Daqing	4,832.3	4,407.7	4,615.0	4,122.3	4,396.9	3,863.9
Liaohe	1,168.5	965.0	1,123.1	915.1	1,114.6	937.5
Xinjiang	1,186.9	930.9	1,232.1	921.9	1,261.8	1,010.8
Changqing	1,063.6	706.9	1,191.6	769.6	1,267.0	840.6
Jilin	585.9	367.0	643.8	404.4	675.0	472.2
Dagang	452.1	361.0	482.3	402.0	516.1	426.7
Tarim	553.9	342.2	507.6	374.8	543.8	418.1
Huabei	486.1	335.8	510.3	353.9	536.2	381.5
Qinghai	229.7	182.8	226.1	181.2	243.0	185.5
Tuha	206.9	169.2	218.3	168.4	165.0	110.8
Sichuan	7.1	3.9	8.6	5.3	8.0	5.5
Other regions(1)	721.9	415.7	742.4	449.0	808.8	541.7

Total	11,494.9	9,188.1	11,501.2	9,067.9	11,536.2	9,194.8

	As of December 31,

	2003		2004		2005

	Proved		Proved		Proved
	developed		developed		developed
	and	Proved	and	Proved	and	Proved
	undeveloped	developed	undeveloped	developed	undeveloped	developed

	(Bcf)
Natural gas reserves(2)
Sichuan	8,131.4	4,522.4	8,729.8	4,767.9	9,211.2	5,063.5
Changqing	12,976.3	3,847.6	14,932.7	4,091.3	15,765.6	4,089.8
Xinjiang	1,698.7	1,084.3	1,712.3	1,036.8	1,686.8	1,120.4
Daqing	1,122.9	946.5	1,060.6	879.4	1,936.8	813.3
Qinghai	3,379.7	889.9	4,603.6	1,583.4	4,534.1	1,528.0
Tarim	11,086.6	528.7	10,897.8	2,934.8	11,838.8	5,347.9
Liaohe	571.8	507.5	522.7	455.4	489.8	417.6
Tuha	711.6	430.1	705.3	427.8	677.4	367.8
Huabei	386.0	227.3	375.9	217.5	369.3	211.8
Dagang	609.5	201.9	599.5	186.8	586.9	207.8
Jilin	191.9	134.4	203.9	150.4	187.8	132.7
Other regions(1)	920.1	558.1	904.8	523	838.6	557.2

Total	41,786.5	13,878.7	45,248.9	17,254.5	48,123.1	19,857.8

(1)	Represents the Jidong and Yumen oil regions and our overseas oil and gas fields as a result of our acquisition of overseas assets.

(2)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

Exploration and Development
      We are currently conducting exploration and development efforts in 11 provinces, two municipalities under the direct administration of the central government and three autonomous regions in China. In September 2002, the State Development Planning Commission, the predecessor of the National Development and Reform Commission, approved our proposal to explore, in cooperation with foreign companies, fifteen additional crude oil and natural gas fields with an aggregate area of 75,071 square kilometers located in Qaidam basin, Erdos basin, Sichuan basin and Xinjiang basin. We believe that we have more extensive experience in the exploration and development of crude oil and natural gas than any of our principal competitors in China. Since early 1950s, we have worked for nearly five decades to develop exploration and recovery technologies and methods tailored to the specific geological conditions in China.
      The following table sets forth the number of wells we drilled, or in which we participated, and the results thereof, for the periods indicated.

Year		Daqing	Xinjiang	Liaohe	Changqing	Huabei	Dagang	Sichuan	Others(1)	Total

2003	Net exploratory wells drilled(2)	291	170	103	371	82	46	25	287	1,375
	Crude oil	140	115	57	128	49	25	0	99	613
	Natural gas	1	11	2	22	0	0	12	5	53
	Dry(3)	150	44	44	221	33	21	13	183	709
	Net development wells drilled(2)	2,986	1,363	547	1,677	244	202	61	1,192	8,272
	Crude oil	2,975	1,354	528	1,489	241	199	8	1,173	7,967
	Natural gas	4	4	8	134	0	3	36	17	206
	Dry(3)	7	5	11	54	3	0	17	2	99
2004	Net exploratory wells drilled(2)	221	153	68	427	96	53	32	355	1,405
	Crude oil	85	85	40	201	49	32	4	172	668
	Natural gas	3	0	0	22	0	0	17	9	51
	Dry(3)	133	68	28	204	47	21	11	174	686
	Net development wells drilled(2)	2,857	1,440	622	1,675	224	188	76	1,463	8,545
	Crude oil	2,853	1,440	605	1,597	223	184	6	1,387	8,295
	Natural gas	4	0	13	46	1	3	56	73	196
	Dry(3)	0	0	4	32	0	1	14	3	54
2005	Net exploratory wells drilled(2)	250	191	71	456	83	39	58	360	1,508
	Crude oil	78	92	47	200	53	22	0	152	644
	Natural gas	6	1	0	24	0	0	30	15	76
	Dry(3)	166	98	24	232	30	17	28	193	788
	Net development wells drilled(2)	3,722	1,608	563	2,608	250	192	101	2,587	11,631
	Crude oil	3,712	1,604	549	2,364	248	188	6	2,495	11,166
	Natural gas	10	4	12	195	2	4	83	88	398
	Dry(3)	0	0	2	49	0	0	12	4	67

(1)	Represents the Jilin, Tarim, Tuha, Qinghai, Jidong and Yumen oil regions.

(2)	“Net” wells refer to the wells after deducting interests of others. No third parties own any interests in any of our wells.

(3)	“Dry” wells are wells with insufficient reserves to sustain commercial production.

Oil-and-Gas Properties
      The following table sets forth our interests in developed and undeveloped acreage by oil region and in productive crude oil and natural gas wells as of December 31, 2005.

	Acreage(1) (thousands of acres)

	Productive wells(1)		Developed		Undeveloped

Oil region	Crude oil	Natural gas	Crude oil	Natural gas	Crude oil	Natural gas

Daqing	40,157	144	725.9	61.1	604.6	93.7
Liaohe	17,043	594	170.7	28.0	119.0	12.9
Xinjiang	16,931	75	322.9	38.2	66.8	12.9
Jilin	14,909	45	293.6	19.5	238.3	25.3
Changqing	11,305	665	356.5	1,013.9	391.6	2,054.9
Huabei	5,023	87	103.4	9.3	103.0	6.6
Dagang	3,223	59	93.9	19.2	72.9	20.7
Tuha	1,141	58	36.7	13.4	18.6	19.1
Tarim	661	125	128.1	116.3	52.3	91.7
Sichuan	404	1,084	356.6	398.7	17.6	110.2
Other regions(2)	3,487	221	75.2	35.8	18.4	20.7

Total	114,284	3,157	2,663.5	1,753.4	1,703.1	2,468.7

(1)	Includes all wells and acreage in which we have an interest. No third parties own any interests in any of our wells or acreage.

(2)	Represents the Qinghai, Jidong and Yumen oil regions.
      Approximately 69.7% of our proved crude oil reserves are concentrated in the Daqing, Liaohe and Xinjiang oil regions and the Changqing oil and gas region, and approximately 85.9% of our proved natural gas reserves are concentrated in the Changqing oil and gas region, the Tarim oil region, the Sichuan gas region and the Qinghai oil region. We believe that the Erdos, Junggar, and Songliao basins and Bohai Bay have the highest potential for increasing our crude oil reserve base through future exploration and development, and that the Erdos, Sichuan and Qaidam basins have the highest potential for increasing our natural gas reserve base through future exploration and development.
Production
      The following table sets forth our historical average net daily crude oil and natural gas production by region and our average sales price for the periods ended December 31, 2003, 2004 and 2005.

	For the year ended
	December 31,
				% of
	2003	2004	2005	2005 total

Crude oil production(1)
(thousands of barrels per day, except percentages or otherwise indicated)
Daqing	985.3	942.0	915.1	40.59
Liaohe	253.6	245.4	238.2	10.57
Xinjiang	217.2	227.1	238.8	10.59
Changqing	142.8	164.6	191.4	8.49
Tarim	107.5	109.9	122.8	5.45
Huabei	88.4	87.6	88.4	3.92

	For the year ended
	December 31,
				% of
	2003	2004	2005	2005 total

Jilin	96.7	102.6	112.1	4.97
Dagang	84.7	97.9	102.6	4.55
Tuha	50.7	48.4	45.2	2.01
Other(2)	188.3	199.1	200.0	8.87

Total	2,215.2	2,224.6	2,254.5	100.0%

Annual production (million barrels)	808.6	814.2	822.9
Average sales price
(RMB per barrel)	225.2	279.1	396.2
(US$ per barrel)	27.2	33.72	48.37
Natural gas production(1)(3)
(millions of cubic feet per day, except percentages or otherwise indicated)
Sichuan	849.0	905.7	1,107.9	36.1
Changqing	440.3	651.4	640.7	20.9
Daqing	136.2	135.4	133.8	4.4
Qinghai	122.5	145.5	172.8	5.6
Tuha	82.6	92.2	121.1	3.9
Xinjiang	75.9	95.7	109.8	3.6
Liaohe	57.6	58.7	56.0	1.8
Huabei	45.8	44.2	43.5	1.4
Tarim	34.7	89.2	479.5	15.6
Dagang	27.8	26.5	26.2	0.9
Other(4)	165.2	149.8	175.9	5.8

Total	2,037.6	2,394.3	3,067.2	100.0%

Annual production (Bcf)	743.72	876.3	1,119.5
Average sales price
(RMB per Mcf)	19.37	21.11	23.35
(US$ per Mcf)	2.34	2.55	2.85

(1)	Production volumes for each region include our share of the production from all of our cooperative projects with foreign companies in that region.

(2)	Represents production from the Qinghai, Jidong and Yumen oil regions, the Sichuan gas region and our share of overseas production as a result of our acquisition of overseas assets.

(3)	Represents production of natural gas for sale.

(4)	Represents production from the Jilin, Jidong and Yumen oil regions and our share of overseas production as a result of our acquisition of overseas assets.
      In 2005, we supplied approximately 83.0% of our total crude oil sales to our refineries, 8% to Sinopec’s refineries, 6% to companies or entities outside China, and the remaining 3% to regional refineries or other entities. We entered into a crude oil mutual supply framework agreement with Sinopec on March 10, 2006 for the supply of crude oil to each other’s refineries in 2006. Under this agreement, we agreed in principle to supply 55 million barrels of crude oil to Sinopec, and Sinopec agreed in principle to supply to us approximately 5.2 million barrels of crude oil in 2006 at negotiated prices based on the Singapore market FOB prices for crude oil. See “Item 5 — Operating and Financial Review and Prospects — General — Factors Affecting Results of Operations — Crude Oil Prices” for a detailed discussion of the crude oil premium and discount calculation agreement and its supplemental agreement. For the years ended December 31, 2003, 2004 and 2005, the average lifting costs of our crude oil and natural production were US$4.39 per barrel-of-oil equivalent, US$4.60 per barrel-of-oil equivalent and US$5.28 per barrel-of-oil equivalent, respectively.
Principal Oil and Gas Regions

Daqing Oil Region
      The Daqing oil region, our largest oil and gas producing property, is located in the Songliao basin and covers an area of approximately one million acres. The successful discovery and development of the oil fields in the Daqing oil region marked a critical breakthrough in the history of both our company and the PRC oil and gas industry. In terms of proved hydrocarbon reserves and annual production, the Daqing oil region is the largest oil region in China and one of the most prolific oil and gas properties in the world. We commenced exploration activities in the Daqing oil region in 1955 and discovered oil in the region in 1959. Annual crude oil production volume in the Daqing oil region reached one million barrels per day in 1976 and remained relatively stable until 2002. In 2003, 2004 and 2005, our crude oil production volume in the Daqing oil region fell below one million barrels per day to 985.3 thousand barrels per day, 942.0 thousand barrels per day and 915.1 thousand barrels per day, respectively. As of December 31, 2005, we produced crude oil from 20 fields in the Daqing oil region.
      As of December 31, 2005, our proved crude oil reserves in the Daqing oil region were 4,396.9 million barrels, representing 38.1% of our total proved crude oil reserves. The proved crude oil reserves in our Daqing oil region have gradually decreased since 1996 because the crude oil production exceeded the crude oil reserve additions in our Daqing oil region in each year since 1996. As of December 31, 2003, 2004 and 2005, the proved crude oil reserves in our Daqing oil region were 4,832.3 million barrels, 4,615.0 million barrels and 4,396.9 million barrels, respectively. As a result, we decreased the crude oil production in our Daqing oil region over past years, and plan to continue to decrease the crude oil production in our Daqing oil region each year in the next few years. In 2005, our oil fields in the Daqing oil region produced an average of 915.1 thousand barrels of crude oil per day, representing approximately 40.6% of our total daily crude oil production. The crude oil production in our Daqing oil region decreased by 3.1% from 344.8 million barrels in 2004 to 334.0 million barrels in 2005. In 2005, the crude oil reserve-to-production ratio of the Daqing oil region was 13.2 years, compared to 13.4 years in 2004.
      The crude oil we produce in the Daqing oil region has an average API gravity of 35.7 degrees. In 2005, the crude oil we produced in the Daqing oil region had an average water cut of 89.78%, increased from the average water cut of 89.1% in 2004.
      Because the crude oil in the Daqing oil region is primarily located in large reservoirs with relatively moderate depths of approximately 900 meters to 1,500 meters and with relatively simple geological structures and most of the crude oil produced at Daqing is medium viscosity oil, lifting costs in the Daqing oil region are relatively low among our oil regions. Crude oil produced using enhanced recovery techniques accounted for 25.1%, 25.7% and 26.9% of our crude oil production from the Daqing oil region in 2003, 2004 and 2005, respectively.
      Because our oil fields in the Daqing oil region are relatively mature, the difficulty of extracting crude oil from these fields has increased in recent years and is likely to continue to increase gradually in the future. As a result, our lifting costs at these fields increased by 23.6% from US$4.16 per barrel for the year ended December 31, 2004 to US$5.14 per barrel for the year ended

December 31, 2005. However, we have adopted a number of measures to contain the increase in our lifting costs at these fields. Those measures include:

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
      Daqing’s crude oil has a low sulfur and high paraffin content. As many refineries in China, particularly those in northeastern China, are configured to refine Daqing crude oil, we have a stable market for the crude oil we produce in the Daqing oil region. In 2005, we refined approximately 79.08% of Daqing crude oil in our own refineries, exported approximately 1.19% and sold the remaining portion to Sinopec or local refineries.

Liaohe Oil Region
      The Liaohe oil region is one of our three largest crude oil producing properties and is located in the northern part of the Bohai Bay basin. We began commercial production in the Liaohe oil region in 1971. The Liaohe oil region covers a total area of approximately 580,000 acres.
      As of December 31, 2005, proved crude oil reserves in the Liaohe oil region were 1,114.6 million barrels, representing 9.7% of our total proved oil reserves. In 2005, our oil fields in the Liaohe oil region produced an average of 238.2 thousand barrels of crude oil per day, representing approximately 10.6% of our total daily crude oil production. In 2005, the crude oil reserve-to-production ratio in the Liaohe oil region was 12.8 years. In 2005, the crude oil we produced in the Liaohe oil region had an average API gravity of 26 degrees and an average water cut of 76.44%. We have proved crude oil reserves in 37 fields in the Liaohe oil region, all of which are currently in production. We produce several varieties of crude oil in the Liaohe oil region, ranging from light crude oil to heavy crude oil and high pour point crude oil.
      We have easy access to crude oil pipelines for Liaohe crude oil. The pipelines linking Daqing to Dalian port and Qinhuangdao port pass through the Liaohe oil region. In 2005, we sold about approximately 90.16% of the crude oil we produced at the Liaohe oil region to our own refineries.

Xinjiang Oil Region
      The Xinjiang oil region is one of our three largest crude oil producing properties and is located in the Junggar basin in northwestern China. We commenced our operations in the Xinjiang oil region in 1951. The Xinjiang oil region covers a total area of approximately 900 thousand acres.
      As of December 31, 2005, our proved crude oil reserves in the Xinjiang oil region were 1,261.8 million barrels, representing 10.9% of our total proved crude oil reserves. In 2005, our oil fields in the Xinjiang oil region produced an average of 238.8 thousand barrels of crude oil per day, representing approximately 10.6% of our total crude oil production. In 2005, the crude oil reserve-to-production ratio at the Xinjiang oil region was 14.5 years. In 2005, the crude oil we produced in the Xinjiang oil region had an average API gravity of 36.8 degrees and an average water cut of 73.54%.

Sichuan Gas Region
      The Sichuan gas region is the largest natural gas region in China in terms of annual natural gas production. We began natural gas exploration and production in Sichuan in the 1950s. The Sichuan gas region covers a total area of approximately 2.3 million acres. The natural gas reserve-to-production ratio in the Sichuan gas region was 22.8 years in 2005. As of December 31, 2005, we had 90 natural gas fields under development in the Sichuan gas region.
      As of December 31, 2005, our proved natural gas reserves in the Sichuan gas region were 9,211.2 billion cubic feet, representing 19.1% of our total proved natural gas reserves and an increase of 5.5% from 8,729.8 billion cubic feet as of December 31, 2004. In 2005, our natural gas production for sale in the Sichuan gas region reached 404.4 billion cubic feet, representing 36.1% of our total natural gas production for sale and an increase of 22.0% from 331.5 billion cubic feet in 2004.
      In 2002, we discovered and proved significant natural gas reserves in Luojiazhai gas field in the Sichuan gas region. As of December 31, 2005, Luojiazhai gas field had a total proved natural gas reserve of 1,143.2 billion cubic feet. Currently, Luojiazhai gas field is the largest gas field in the Sichuan basin. We have developed a broad range of technologies relating to natural gas exploration, production, pipeline systems and marketing activities tailored to local conditions in Sichuan. We intend to continue to increase our natural gas reserves, annual natural gas production and revenues in the Sichuan gas region by adopting advanced technologies.
      In November 2002, we obtained approval from the State Development Planning Commission, the predecessor of the National Development and Reform Commission, to construct pipelines to transmit natural gas produced in the Sichuan gas region to major cities in central China. This is known as the Zhong County to Wuhan City natural gas pipeline project. By the end of 2004, we completed the construction and commenced commercial operation of the main line of the Zhong County to Wuhan City natural gas pipeline and its Xiangfan branch pipeline and Huangshi branch pipeline. In addition, we completed the construction of the Xiangtan branch pipeline and commenced the commercial operation of this branch pipeline in July 2005. See “— Natural Gas and Pipeline — Expansion of Our Natural Gas Transmission and Marketing Business” for a discussion of the Zhong County to Wuhan City natural gas pipeline project.

Changqing Oil and Gas Region
      The Changqing oil and gas region covers parts of Shaanxi Province and Gansu Province and the Ningxia and Inner Mongolia Autonomous Regions. We commenced operations in the Changqing oil and gas region in 1970. In 2005, we produced 69.9 million barrels of crude oil in the Changqing oil and gas region.
      In the early 1990s, we discovered the Changqing gas field, which had total estimated proved natural gas reserves of 15,765.6 billion cubic feet as of December 31, 2005, representing 32.8% of our total proved natural gas reserves. In January 2001, we discovered the Sulige gas field with total proved natural gas reserves of 4,290.0 billion cubic feet. In 2005 we produced 233.9 billion cubic feet of natural gas for sale in the Changqing oil and gas region, representing a decrease of 1.9% from 238.4 billion cubic feet in 2004. The establishment of a natural gas pipeline from Shaanxi to Beijing in 1997 has significantly expanded the range of target markets for natural gas produced in the Changqing oil and gas region over the years. The construction of an additional natural gas pipeline from Shaanxi to Beijing, or the second Shaanxi to Beijing natural gas pipeline, which is designed to have an annual throughput capacity of 423.8 billion cubic feet of natural gas, was completed ahead of schedule and it commenced operation in July 2005. See “— Natural Gas and Pipeline — Expansion of Our Natural Gas Transmission and Marketing Business” for a discussion of this additional Shaanxi to Beijing natural gas pipeline project.

Tarim Oil and Gas Region
      The Tarim oil and gas region is located in the Tarim basin in northwestern China with a total area of approximately 590 thousand acres. As of December 31, 2005, our proved crude oil reserves in the Tarim oil region were 543.8 million barrels. The Kela 2 natural gas field, which we discovered in 1998 in the Tarim oil and gas region, had estimated proved natural gas reserves of approximately 6,235.9 billion cubic feet as of December 31, 2005. As of December 31, 2005, the proved natural gas reserves in the Tarim oil and gas region reached 11,838.8 billion cubic feet, representing 24.6% of our total proved natural gas reserves. Currently, the Kela 2 natural gas field is the largest natural gas field in China in terms of proved natural gas reserves.
      In 2005, we produced 175.0 billion cubic feet of natural gas for sale in the Tarim oil and gas region. We have completed the construction of the pipelines to deliver natural gas in the Tarim oil and gas region to the central and eastern regions of China where there is strong demand for natural gas transmitted through our West to East natural gas pipeline project. See “— Natural Gas and Pipeline — Expansion of Our Natural Gas Transmission and Marketing Business” for a discussion of our West to East natural gas pipeline project. The commencement of the operation of this West to East natural gas pipeline significantly increased our natural gas production in the Tarim oil and gas region.

OUR REFINING AND MARKETING SEGMENT

Urumqi
Lhasa
Beijing
Zhengzhou
Shanghai
Chongqing
Wuhan
Hong Kong
Yellow River
Yangtze River
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
13. Sha' anxi Distribution Company
14. Qinghai Distribution Company
15. Xinjiang Distribution Company
16. Sichuan Distribution Company
17. Chongqing Distribution Company
18. Tibet Distribution Company
19. Dalian Shipment Company
20. Shandong Distribution Company
21. Liaohe Petrochemical Company
22. Kalamayi Petrochemical Plant
23. Dagang Oil Field Refinery
24. Huhhot Petrochemical Company
25. Germu Refinery
26. Yumen Refining and Petrochemical Plant
27. Changqing Petrochemical Company
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
36. Daqing Petrochemical Company (Refining)
37. Jilin Petrochemical Company (Refining)
38. Urumqi Petrochemical Company (Refining)
39. Lanzhou Petrochemical Company (Refining)
40. Daqing Refinery
41. Liaoyang Petrochemical Company
42. Zepu Petrochemical Plant
43. Dushanzi Petrochemical Company (Refining)
44. PetroChina Lubricant Company
45. South China Distribution Company
46. Central China Distribution Company
47. Ningxia Refinery and Petrochemical Company
48. Qingyang Pertochemical Company (Refinery)

Refining and Marketing
      We engage in refining and marketing operations in China through 25 refineries, 22 regional sales and distribution branch companies and one lubricants branch company. These operations include the refining, transportation, storage and marketing of crude oil, and the wholesale, retail and export of refined products, including gasoline, diesel, kerosene and lubricant.
      In 2005, our refining and marketing segment had loss from operations of RMB 19,810 million.
      The following sets forth the highlights of our refining and marketing segment in 2005:

•	as of December 31, 2005, our refineries’ annual primary distillation capacity totaled 853.1 million barrels of crude oil per year, or 2,337.2 thousand barrels per day;

•	we processed 752 million barrels of crude oil, or 2.06 million barrels per day;

•	we produced approximately 66.39 million tons of gasoline, diesel and kerosene and sold approximately 75.98 million tons of these products;

•	as of December 31, 2005, our retail distribution network consisted of:

—	15,908 service stations owned and operated by us,

—	427 service stations wholly owned by CNPC or jointly owned by CNPC and third parties and to which we provide supervisory support, and

—	1,829 franchise service stations owned and operated by third parties with which we have long-term refined product supply agreements; and

•	in 2005, our service stations, which are located throughout China, sold approximately 38.1 million tons of gasoline and diesel, representing 51.5% of the total of these products sold through our marketing operations.
Refining
      Our refineries are located in eight provinces, three autonomous regions and one municipality in the northeastern, northwestern and northern regions of China.

Refined Products
      We produce a wide range of refined products at our refineries. Some of the refined products are for our internal consumption and used as raw materials in our petrochemical operation. The table below sets forth production volume for our principal refined products for each of the three years ended December 31, 2003, 2004 and 2005.

	Year ended December 31,

Product	2003	2004	2005

	(in thousands of tons)
Diesel	33,399.1	38,941.8	43,000.7
Gasoline	18,727.4	20,606.1	21,414.6
Fuel oil	4,571.3	4,290.2	3,816.3
Naphtha	3,602.8	4,942.8	4,872.8
Asphalt	1,870.5	1,946.8	1,484.7
Kerosene	1,759.3	1,961.8	1,970.3
Lubricants	1,192.5	1,467.8	1,528.6
Paraffin	984.9	1,140.0	1,139.3

Total	66,107.8	75,297.3	79,227.3

      We generally adjust our product mix to reflect market demand and to focus on the production of high margin products. This has resulted in an overall modest increase in the production of lighter refined products which generally are higher margin products, such as gasoline. Our production volume of lubricants, a high margin product, decreased 12.2% from 1,358.9 thousand tons in 2002 to 1,192.5 thousand tons in 2003, due primarily to the shutting down of inefficient lubricant production facilities in Jilin Petrochemical and Dagang Petrochemical and the maintenance of lubricant production facilities in Daqing Refinery and Daqing Petrochemical. In 2004, we increased our production volume of lubricants to 1,467.8 thousand tons to meet the growing market demands for lubricants. As a result of the optimization of our product mix and the increase in the production of high margin products, we produced 1,528.6 thousand tons of lubricants in 2005. We decreased the production of low margin products, such as fuel oil.
      In recent years, we have made significant capital investments in facility expansions and upgrades to improve product quality to meet evolving market demand and environmental requirements in China. In each of the three years ended December 31, 2003, 2004 and 2005, our capital expenditures for our refining and marketing segment were RMB 12,758 million, RMB 17,684 million, and RMB 16,454 million, respectively. These capital expenditures were incurred primarily in connection with our refining facility upgrades and expansion of our refined product retail marketing network and storage infrastructure. We built or renovated 10 refining facilities in 2005, including, among others, the regular pressure reducing unit at Dalian Petrochemical with a designed annual capacity of 10 million tons, the delayed coking unit at Lanzhou Petrochemical with an annual capacity of 1,000 thousand tons and the catalytic reforming unit at Jinzhou Petrochemical with an annual capacity of 600 thousand tons. In 2005, we operated an aggregate of 18,164 service stations. In addition, we have also focused on enhancing our processing technologies and methods. These efforts have enabled us to improve the quality of refined products at our refineries, particularly that of gasoline and diesel. We believe that our refined products generally meet product specification and environmental protection requirements as set by the PRC government, including the specification limiting the olefin and sulfur content in gasoline.

Our Refineries
      Most of our refineries are strategically located close to our crude oil storage facilities, along our crude oil and refined product transmission pipelines and/or railways. These systems provide our refineries with secure supplies of crude oil and facilitate our distribution of refined products to the domestic markets. In each of the three years ended December 31, 2003, 2004 and 2005, our exploration and production operations supplied approximately 86%, 84% and 89% respectively, of the crude oil processed in our refineries.

      The table below sets forth certain operating statistics regarding our refineries as of December 31, 2003, 2004 and 2005.

	As of December 31,

	2003	2004	2005

Primary distillation capacity(1) (thousand barrels per day)
Lanzhou Petrochemical(2)	222.7	212.6	212.6
Dalian Petrochemical	212.6	212.6	212.6
Fushun Petrochemical	162.0	186.2	186.2
Daqing Petrochemical	121.5	121.5	121.5
Jinzhou Petrochemical(3)	113.3	127.5	131.6
Jinxi Petrochemical	111.3	131.6	131.6
Jilin Petrochemical(4)	101.2	107.3	141.7
Urumqi Petrochemical	101.2	101.2	101.2
Other refineries	913.9	982.8	1,098.2

Total	2,059.7	2,183.3	2,337.2

Refining throughput (thousand barrels per day)
Lanzhou Petrochemical(2)	140.5	166.4	178.7
Dalian Petrochemical	187.7	242.3	223.7
Fushun Petrochemical	172.2	181.7	194.4
Daqing Petrochemical	115.5	119.2	125.5
Jinzhou Petrochemical(3)	105.7	120.8	127.9
Jinxi Petrochemical	108.2	123.9	129.2
Jilin Petrochemical(4)	114.6	129.6	138.0
Urumqi Petrochemical	72.7	81.8	85.3
Other refineries	712.3	773.6	858.4

Total	1,729.4	1,939.3	2,061.1

Conversion equivalent(5) (percent)
Lanzhou Petrochemical(2)	41.9	41.9	53.3
Dalian Petrochemical	54.3	54.3	54.3
Fushun Petrochemical	70.7	70.7	68.5
Daqing Petrochemical	61.0	76.7	76.7
Jinzhou Petrochemical(3)	72.7	63.5	84.6
Jinxi Petrochemical	70.9	60.0	66.2
Jilin Petrochemical(4)	69.8	75.5	61.4
Urumqi Petrochemical	50.0	62.0	62.0
Average of other refineries	39.2	53.7	50.5

(1)	Represents the primary distillation capacity of crude oil and condensate.

(2)	Includes Lanzhou Refinery, which was merged into Lanzhou Petrochemical in October 2000 as part of our ongoing restructuring.

(3)	Includes a 19.05% minority interest held by unrelated third parties in Jinzhou Petrochemical Company Limited in the relevant periods.

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

      In each of the three years ended December 31, 2003, 2004 and 2005, the average utilization rate of the primary distillation capacity at our refineries was 85.6%, 93.2% and 95.5%, respectively. The average yield for our four principal refined products (gasoline, kerosene, diesel and lubricants) at our refineries was 64.5%, 65.6% and 66.7% respectively, in the same periods. “Yield” represents the number of tons of a refined product expressed as a percentage of the number of tons of crude oil from which that product is processed. In each of the three years ended December 31, 2003, 2004 and 2005, the yield for all refined products at our refineries was 91.5%, 91.5% and 92.3% respectively.
      Dalian Petrochemical, Fushun Petrochemical and Lanzhou Petrochemical were our leading refineries in terms of both primary distillation capacity and throughput in 2005. They are all located close to our major oil fields in the northeast and northwest regions of China and produce a wide range of refined products. Lanzhou Petrochemical has a strategic position in our plan to expand our markets in refined product sales in the southwestern and central regions of China. It is located in the northwestern part of China, providing easy access to markets in the southwestern and central regions in China. As of December 31, 2005, these three refineries had an aggregate primary distillation capacity of 223.2 million barrels per year, or 611.4 thousand barrels per day, representing approximately 26.2% of the total primary distillation capacity of all our refineries as of the same date. In 2005, these three refineries processed an aggregate of 217.8 million barrels of crude oil, or 596.8 thousand barrels per day, representing approximately 29.0% of our total throughput in the same period.
Marketing
      We market a wide range of refined products, including gasoline, diesel, kerosene and lubricants, through an extensive network of sales personnel and independent distributors and a broad wholesale and retail distribution system across China. As of December 31, 2005, our marketing network consisted of:

•	approximately 792 regional wholesale distribution outlets nationwide. Substantially all of these outlets are located in high demand areas such as economic centers across China, particularly in the coastal areas, along major railways and along the Yangtze River; and

•	15,908 service stations owned and operated by us, 427 service stations wholly owned by CNPC or jointly owned by CNPC and third parties that exclusively sell refined products produced or supplied by us and to which we provide supervisory support under contractual arrangement, and 1,829 franchise service stations owned and operated by third parties.
      In 2005, we sold approximately 74.0 million tons of gasoline and diesel. The PRC government and other institutional customers, including railway, transportation and fishery operators, are our long-term purchasers of the gasoline and diesel that we produce. We sell gasoline and diesel to these customers at the ex-factory median prices published by the PRC government with an 8% floating range. See “— Regulatory Matters — Pricing — Refined Products” for a discussion of refined product pricing. In 2005, sales of gasoline and diesel to these customers accounted for approximately 1% and 9% of our total sales of gasoline and diesel, respectively. The following table sets forth our refined product sales volumes by principal product category for each of the three years ended December 31, 2003, 2004 and 2005.

	Year ended December 31,

Product	2003	2004	2005

	(in thousands of tons)
Diesel	36,680.7	43,178.3	47,811.0
Gasoline	19,872.5	21,714.2	26,161.6
Fuel oil	5,748.7	5,747.4	6,409.6
Naphtha	4,836.2	5,325.9	5,574.1
Kerosene	1,789.1	2,116.2	2,008.0
Lubricants	1,774.5	1,974.0	2,181.6
Asphalt	1,711.3	2,348.7	2,475.6
Paraffin	1,055.5	1,138.1	1,160.3

Total	73,468.5	83,542.8	93,781.8

Wholesale Marketing
      We sell refined products both directly and through independent distributors into various wholesale markets, as well as to utility, commercial, petrochemical, aviation, agricultural, fishery and transportation companies in China. We sold approximately 74.0 million tons of gasoline and diesel through our wholesale operations in 2005, including transfers to our retail operations. We sold approximately 0.83 million tons of gasoline and diesel through our wholesale operations to Sinopec in 2005, representing approximately 1.1% of our total sales of these products in the same period. In 2005, we sold approximately 14.5 million tons of our other principal refined products.
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

Retail Marketing
      In 2005, we sold approximately 38.1 million tons of gasoline and diesel through our service station network, accounting for 51.5% of the total of these products sold through our marketing operations in the same period. Although sales volumes vary significantly by geographic region, the weighted average sales volume of gasoline and diesel per business day at our service station network in 2003, 2004 and 2005 was 4.9 tons, 5.5 tons and 6.7 tons per service station, respectively.
      We sell our refined products to service stations owned and operated by CNPC. These service stations sell exclusively refined products produced or supplied by us in accordance with contractual arrangements between CNPC and us. Under these contractual arrangements, we also provide supervisory support to these service stations.
      We currently operate a majority of our service stations under the trade name of “”. We intend to gradually adopt our new logo “” for all our service stations in the next few years.

      Most of the service stations in our service station network are concentrated in the northern, northeastern and northwestern regions of China where we have a dominant wholesale market position. However, the eastern and southern regions of China have a higher demand for gasoline and diesel. We have made significant efforts in recent years to expand our sales and market share in those regions through expanding the number of our service stations and storage facilities in those regions. As part of our expansion initiatives, on May 14, 2004, we entered into the Joint Venture Contract and the Articles of Association with BP Global Investments Limited, a subsidiary of BP Amoco p.l.c., to form BP PetroChina Petroleum Company Limited in Guangdong Province. We and BP Global Investments Limited hold 51% and 49% equity interests in BP PetroChina Petroleum Company Limited, respectively. We expect that BP PetroChina Petroleum Company Limited will build, acquire and manage approximately 500 service stations in Guangdong Province within three years from its establishment. As of December 31, 2005, BP PetroChina Petroleum Company Limited owned and operated 433 service stations in the eastern and northern regions of Guangdong Province.
      We invested a total of RMB 9,565 million in expanding our service station network in 2005, of which 74.6% was invested in the eastern and southern regions of China. In 2005, we sold approximately 17,490 thousand tons of gasoline and diesel through our owned and franchised service stations in these regions, as compared to approximately 9,916 thousand tons and approximately 13,130 thousand tons we sold in 2003 and 2004, respectively.
      In 2005, we acquired or constructed an aggregate of 1,247 service stations that are owned and operated by us, of which 995 are in the eastern and southern regions of China. We plan to further increase our retail market share and improve the efficiency of our retail operations, with a continued focus on the eastern and southern regions of China. We plan to invest approximately RMB 8,500 million in 2006 to expand our service station network by adding approximately 910 new service stations.
      The following table sets forth the number of the service stations in our marketing network as of December 31, 2005:

Owned and operated by us(1)	15,908
Wholly owned by CNPC or jointly owned by CNPC and third parties(2)	427
Franchised	1,829

Total	18,164

(1)	Includes 433 service stations owned and operated by BP PetroChina Petroleum Company Limited.

(2)	These service stations exclusively sell refined products produced or supplied by us. We also provide supervisory support to these service stations.
      In order to improve the efficiency and profitability of our existing service station network, we standardize the interior and exterior of our service stations, our service procedures, staff uniforms and the product quality of all our service stations. We are in the process of promoting the use of pre-paid gasoline/diesel filling cards at our service stations. We have equipped 666 service stations located in 14 municipalities with facilities that allow customers to purchase gasoline or diesel with their pre-paid filling cards. In addition to selling gasoline and diesel, we have planned to gradually increase the sale of lubricants and other non-fuel products at our service stations.

OUR CHEMICALS AND MARKETING SEGMENT

Urumqi
Beijing
YELLOW SEA
Yellow River
Zhengzhou
Yangtze River
Shanghai
Chengdu
Chongqing
EAST CHINA SEA
Guangzhou
Hong Kong
SOUTH CHINA SEA
1 Daqing Refinery and Petrochemical Company
2 Daqing Petrochemical Company
3 Jilin Petrochemical Company
4 Fushun Petrochemical Company
5 Liaoyang Petrochemical Company
6 Lanzhou Petrochemical Company
7 Urumqi Petrochemical Company
8 Dushanzi Petrochemical Company
9 Ningxia Petrochemical Company
10 Dalian Petrochemical Company
11 Huabei Petrochemical Company
12 Huhhot Petrochemical Company

Chemicals and Marketing
      Through 12 chemical plants, we produce basic petrochemical products, derivative petrochemical products, and other chemical products. As of December 31, 2005, our chemicals and marketing segment had income from operations of RMB 3,276 million.
      Our chemical plants are located in five provinces and three autonomous regions in China. Most of our chemical plants are co-located with our refineries and are also connected with the refineries by pipelines, providing additional production flexibility and opportunities for cost competitiveness. Our exploration and production, refining and marketing, and natural gas and pipeline operations supply substantially all of the hydrocarbon feedstock requirements for our chemicals operations. We believe that the proximity of our refineries to our chemical plants promotes efficiency in production, secures feedstock supply and minimizes the risk of production interruption. Our production capacity and our market share in China for chemical products allow us to solidify our dominant position in the northern and western regions of China. In addition, our stable customer base in the eastern and southern regions of China provides us with the opportunity to expand our market share in these regions.
Our Chemical Products
      The table below sets forth the production volumes of our principal chemical products for each of the three years ended December 31, 2003, 2004 and 2005.

	Year ended December 31,

	2003	2004	2005

	(in thousand tons)
Basic petrochemicals
Propylene	1,833.7	1,969.1	2,493.5
Ethylene	1,817.9	1,845.6	1,887.9
Benzene	683.8	712.7	707.9
Derivative petrochemicals
Synthetic resin
Polyethylene	1,208.0	1,309.5	1,355.9
Polypropylene	924.3	986.9	1,142.8
ABS	208.7	228.1	223.0
Other synthetic resin products	35.1	27.6	35.2
Synthetic fiber
Polyacrylic fiber	83.7	108.1	97.1
Terylene fiber	116.6	94.3	86.2
Other synthetic fiber products	11.4	7.4	6.3
Synthetic rubber
Styrene butadiene rubber	147.3	190.2	194.4
Other synthetic rubber products	98.8	95.6	87.0
Intermediates
Alkylbenzene	204.7	194.9	205.7
Other chemicals
Urea	3,579.6	3,652.3	3,577.6
Ammonium nitrate	46.5	32.0	5.4
      We are one of the major producers of ethylene in China. We use the bulk of the ethylene we produce as a principal feedstock for the production of many chemical products, such as polyethylene. In 2001, we implemented a five-year plan to invest RMB 10,000 million to upgrade our ethylene production facilities at Daqing Petrochemical, Jilin Petrochemical, Liaoyang Petrochemical, Dushanzi Petrochemical and Lanzhou Petrochemical. As of December 31, 2005, we had invested approximately RMB 9,660 million for these upgrade projects. Except for the on-going project at Lanzhou Petrochemical, we have completed all of the other upgrading projects we implemented in 2001. As of December 31, 2005, we had a total ethylene production capacity of 1,850 thousand tons per year. In 2005, the production volume of ethylene increased by 2.3% from 1,845.6 thousand tons in 2004 to 1,887.9 thousand tons. We are currently conducting further upgrading of our ethylene production facilities. We expect to complete the further upgrading of the ethylene production facilities at Lanzhou Petrochemical, Jilin Petrochemical and Liaoyang Petrochemical prior to 2007, which would result in an additional production capacity of 860 thousand tons per year. We expect to have a total ethylene production capacity of 2,710 thousand tons per year in 2007. The expansion and upgrading of the ethylene production facilities at Daqing Petrochemical has been postponed due to changes to the upgrading plan. We expect that the upgrading of the ethylene production facilities at Dushanzi Petrochemical will be completed by 2008. The petrochemical ethylene projects at Fushun Petrochemical and Sichuan Petrochemical have been approved by the National Development and Reform Commission.
      In 2005, the monthly average capacity utilization rate at our ethylene production facilities was 102%. The cost of ethylene production is an important component of our overall chemical production costs. Reduction of energy consumption and raw material loss is a key factor in reducing ethylene production costs. After we implemented a series of measures in 2003, 2004 and 2005 to reduce energy consumption, the average energy consumption of our ethylene production facilities decreased from 754.1 kilograms of standard oil per ton in 2003 to 734.3 kilograms in 2004, and increased to 751.5 kilograms in 2005. This is significantly higher than the world average of 500 to 690 kilograms of standard oil per ton. We plan to continue to implement measures to reduce our energy consumption.
      In addition, high ethylene percentage loss has also contributed to the relative high cost of our ethylene production. In order to reduce high ethylene percentage loss in our ethylene production, we have implemented a series of measures at our chemical plants in the past two years, such as improving our process management of key units for ethylene production, reducing unplanned temporary interruptions of our chemical facilities and enhancing pyrolysis material composition and production plans. As a result, the average ethylene percentage loss at our chemical plants decreased from 0.57% in 2003 to 0.54% in 2004. The average ethylene percentage loss rate went up to 0.61% in 2005, due to the significant losses resulting from the trial of an upgraded ethylene production facility. However, we believe that our measures will enable us to reduce the cost of our ethylene production without incurring significant capital expenditures.
      We produce a number of synthetic resin products, including polyethylene, polypropylene and ABS. As of December 31, 2005, our production capacities for polyethylene, polypropylene and ABS were 1,712.5 thousand tons, 1,483.5 thousand tons and 220 thousand tons, respectively. In 2005, we produced 1,355.9 thousand tons and 1,142.8 thousand tons of polyethylene and polypropylene, respectively, which respectively increased by 3.5% and 15.8% as compared with 2004. In 2005, we produced 223.0 thousand tons of ABS, representing a decrease of 2.2% of production volume from 2004. Currently, China imports significant volumes of these products to meet the domestic demand due to an inadequate supply of high-quality domestically produced polyethylene and polypropylene. We intend to increase the production, and improve the quality, of these products. We are currently building new production facilities with new technology for the production of these products in Daqing Petrochemical, Daqing Refining and Chemical, Jilin Petrochemical, Lanzhou Petrochemical, Dalian Petrochemical and other branch companies to meet this target.

Sales and Marketing
      Our chemical products are distributed to a number of industries that manufacture components used in a wide range of applications, including automotive, construction, electronics, medical manufacturing, printing, electrical appliances, household products, insulation, packaging, paper, textile, paint, footwear, agriculture and furniture industries.
      The following table sets forth the sales volumes of our chemical products by principal product category for each of the three years ended December 31, 2003, 2004 and 2005.

	Year ended December 31,

Product	2003	2004	2005

	(in thousands of tons)
Derivative petrochemicals
Synthetic resin
Polyethylene	1,205.0	1,423.6	1,477.0
Polypropylene	717.2	793.3	972.3
ABS	204.5	231.8	232.0
Synthetic fiber
Terylene fiber	132.9	103.6	103.3
Polyacrylic fiber	81.2	115.8	95.5
Synthetic rubber
Butadiene styrene rubber	144.7	187.8	202.2
Intermediates
Alkylbenzene	110.1	110.9	112.3
Other chemicals
Urea	3,766.8	3,662.8	3,413.8
Ammonium nitrate	51.1	32.8	4.1

Natural Gas and Pipeline
      We are China’s largest natural gas transporter and seller in terms of sales volume, with revenues of RMB 26,214 million and total sales volume of 1,052.2 billion cubic feet in 2005, of which 888.8 billion cubic feet was sold by our natural gas and pipeline segment. In 2005, our natural gas and pipeline segment had income from operations of RMB 3,183 million. We sell natural gas primarily to fertilizer and chemical companies, commercial users and municipal utilities owned by local governments.
      The following table sets forth the length of our natural gas pipelines as of December 31, 2003, 2004 and 2005 and the volume of natural gas sold by us in each of the three years ended December 31, 2003, 2004 and 2005.

	As of December 31 or year
	ended December 31,

	2003	2004	2005

Length of natural gas pipelines used by our natural gas segment (km)	14,017	17,868	19,212
Total length of natural gas pipelines (km)	15,144	18,995	20,340
Volume of natural gas sold by our natural gas segment (Bcf)	543.4	657.3	888.8
Total volume of natural gas sold(1)(Bcf)	651.0	781.4	1,052.2

(1)	Including both the natural gas sold to third parties and the natural gas sold within our company for the production of other products.
      Currently, natural gas consumption in China represents 2.6% of China’s total primary energy consumption. The PRC government has forecast that natural gas consumption in China will represent 6.7% of China’s total primary energy consumption in 2010. We believe this growth will provide us with the opportunity to expand our natural gas business.
      In addition, we also conduct the operation of crude oil and refined product transmission and storage infrastructure in the natural gas and pipeline segment.
Our Principal Markets for Natural Gas
      In 2005, 43.7%, 19.6%, 17.5%, 2.0%, 1.8% and 15.4% of our natural gas sales were to the southwestern, northern, northwestern, northeastern, central, and eastern regions of the PRC, respectively.
      Currently, Sichuan Province and Chongqing Municipality in southwest China are two of our principal markets for natural gas. We sold 388.1 billion cubic feet of natural gas to Sichuan Province and Chongqing Municipality in 2005, as compared to 296.4 billion cubic feet in 2004, representing approximately 36.9% of our total natural gas sales in 2005. We supply natural gas to Sichuan Province and Chongqing Municipality from our exploration and production operations in the Sichuan oil region. Our natural gas pipelines in these areas are well developed, consisting of a natural gas transmission network with a total length of approximately 6,644 kilometers. As these areas lack adequate supply of alternative energy resources, such as coal, we believe that we can further expand our natural gas sales as energy demand increases in these areas.
      Beijing Municipality, Tianjin Municipality, Hebei Province and Shandong Province in northern China have high energy consumption levels. These areas are also important markets for our natural gas transmission and marketing business. We sold an aggregate of 167.5 billion cubic feet of natural gas to these areas in 2005, as compared to 140.2 billion cubic feet in 2004. Our natural gas sales to Beijing Municipality increased 18.2% from 93.2 billion cubic feet in 2004 to 110.2 billion cubic feet in 2005. We supply natural gas to Beijing Municipality, Tianjin Municipality and Hebei Province primarily from the Changqing oil region through the Shaanxi to Beijing natural gas pipeline, which is one of our natural gas trunk pipelines, and from the Huabei and Dagang oil regions. Currently, we have 2,813 kilometers of natural gas pipelines in these areas.
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
      We have entered into long-term take-or-pay contracts with 16 municipalities and enterprises in Qinghai Province, Gangsu Province, Shanxi Province and Tianjin Municipality, 25 municipalities and enterprises in Hubei Province and Hunan Province, 17 municipalities in Shandong Province and 41 municipalities and enterprises in Henan Province, Anhui Province, Shanghai Municipality and other provinces located in the Yangtze River Delta. Under these take-or-pay contracts, we have agreed in principle to supply natural gas to these customers in the next 20 to 25 years at prices determined based on the ex-factory prices published by the National Development and Reform Commission, formerly the State Development Planning Commission, supplemented by the pipeline transportation tariffs. See “— Regulatory Matters — Pricing — Natural Gas” for a discussion of natural gas pricing.
      In 2005, we sold 799 billion cubic feet, or 89.9% of the natural gas sales volume of our natural gas and pipeline segment, to customers not subject to the government-formulated guidance supply plan, such as commercial end users and municipal utilities, representing a 37% increase over 2004. We believe that sales volume of our natural gas to customers not subject to the government-formulated guidance supply plan as a percentage of our total sales will continue to increase. See “— Regulatory Matters — Pricing — Natural Gas” for a discussion of the government-formulated guidance supply plan.
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
Natural Gas Transmission Infrastructure
      As of December 31, 2005, our natural gas and pipeline segment owned and operated approximately 19,212 kilometers of natural gas pipelines in China, which represented the vast majority of China’s onshore natural gas pipelines. Our existing natural gas pipelines form regional natural gas supply networks in northwestern, southwestern and northern China as well as the Yangtze River Delta. Our experience in the design, construction management and operation of our existing natural gas pipelines has enabled us to develop relatively advanced technologies and skills in China in long distance pipeline design, construction and automated operational communications. We believe that we will continue to benefit from those technologies and skills in the future expansion of our natural gas pipeline networks and their ancillary facilities.
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
      In October 2004, we completed the construction of the main line of our West to East natural gas pipeline and commenced commercial operation in December 2004. Our West to East natural gas pipeline project is designed to link our natural gas fields in Xinjiang and Changqing with Henan Province, Anhui Province, Shanghai Municipality and other areas in the Yangtze River Delta. The total length of the main line for the West to East natural gas pipeline project is 3,786 kilometers. As of December 31, 2005, we had invested RMB 31,383 million in this project. We are currently constructing and will continue in the next few years the construction of the branch pipelines and connecting pipelines for the West to East natural gas pipeline project, including the pipeline connecting our West to East natural gas pipeline with the second Shaanxi to Beijing natural gas pipeline. This connecting pipeline starts at Qingshan in Jiangsu Province and ends at Anping in Hebei Province with a total length of 910 kilometers. We commenced the construction of this connecting pipeline at the end of 2004 and completed the construction of the main part of this pipeline in the end of 2005. As of May 31, 2006, we had entered into take-or-pay contracts with 41 subscribers and distributors to supply them with natural gas through the West to East natural gas pipeline. We believe that the successful completion of this natural gas pipeline and associated storage facilities will substantially enhance our ability to capitalize on anticipated growth in demand for natural gas in these regions.
      The Zhong County to Wuhan City natural gas pipeline is designed to link the Sichuan gas region with Wuhan City, the other areas in Hubei province and Hunan Province, and has a designed annual throughput capacity of 105.9 billion cubic feet of natural gas. We commenced the construction of the pipeline in August 2003. In December 2004, we completed the construction and commenced commercial operation of the main line of the Zhong County to Wuhan City natural gas pipeline and its Xiangfan branch pipeline and Huangshi branch pipeline. We completed the construction and commenced commercial operation of the Xiangtan branch line in July 2005. As of May 31, 2006, we had entered into take-or-pay contracts with 25 municipalities and enterprises in Hubei Province and Hunan Province to supply them with natural gas to be transmitted through the main line and branch lines of the Zhong County to Wuhan City pipeline.
      We completed constructing the second natural gas pipeline from Shaanxi to Beijing Municipality in July 2005. This second Shaanxi to Beijing natural gas pipeline has a total length of 860 kilometers and can be used to deliver natural gas from our Changqing oil and gas region to Shaanxi Province, Shanxi Province, Hebei Province and Beijing Municipality with a designed annual throughput capacity of 423.8 billion cubic feet of natural gas.
Crude Oil and Refined Product Transportation and Storage Infrastructure
      In order to improve management effectiveness, operating efficiency and safety of our crude oil and refined product transportation and storage businesses, we transferred the pipeline operations and some storage infrastructure related to the pipeline operations for our crude oil and refined products from the refining and marketing segment to the natural gas segment on January 1, 2001, which was then renamed the natural gas and pipeline segment. See “Item 5 — Operating and Financial Review and Prospects — General — Overview”.
      We have an extensive network for the transportation, storage and distribution of both crude oil and refined products, which covers many regions of China. Our goal is to exploit and optimize our existing infrastructure to further consolidate our presence as the leading integrated oil and gas company in China.
      As of December 31, 2005, our crude oil transportation and storage infrastructure consisted of:

•	9,391 kilometers of crude oil pipelines with an average daily throughput of approximately 2.39 million barrels; and

•	crude oil storage facilities with an aggregate storage capacity of approximately 15.9 million cubic meters.
      We deliver crude oil to customers through our pipeline and storage facility network, through crude oil storage facilities that we lease from third parties and by ships leased by customers. In 2005, approximately 85.74% of our crude oil production was delivered to refineries through our crude oil pipeline network. We believe that our crude oil pipeline network is sufficient for our current and anticipated transportation needs. During the past three years, we have not experienced any delays in delivering crude oil due to pipeline capacity constraints.
      Our transportation and storage infrastructure also includes:

•	2,462 kilometers of refined product pipelines with an average daily throughput of approximately 32,630 tons; and

•	refined product storage facilities with a total storage capacity of approximately 15.9 million cubic meters.
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
Refining and Marketing and Chemicals and Marketing Operations
      We compete with Sinopec in our refining and marketing and chemicals and marketing operations on the basis of price, quality and customer service. Most of our refineries and chemical plants are located in the northeastern, northwestern and northern regions of China where we have the dominant market share for refined products and chemical products. We also sell our refined products and chemical products in the eastern, southern, southwestern and central-southern regions of China, where our products have a considerable market share. The eastern and southern regions of China, where refined products and chemical products are in higher demand, are important markets for our refined products and chemical products. Sinopec has a strong presence in the eastern and southern regions of China in competition with us, and most of Sinopec’s refineries, chemical plants and distribution networks are located in these regions in close proximity to these markets. Moreover, as the newly constructed facilities of CNOOC commenced operation, the competition is further intensified. We expect that we will continue to face competition from, among other competitors, Sinopec in increasing our refined products and chemical products sales in these regions. See “Item 3 — Key Information — Risk Factors”.
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
Natural Gas and Pipeline Operations
      We are the largest supplier of natural gas in terms of volume of natural gas supplied. Currently, we face very limited competition in the supply of natural gas in Beijing Municipality, Tianjin Municipality, Hebei Province, Shanghai Municipality, Jiangsu Province, Zhejiang Province, Anhui Province, Henan Province, Hubei Province, Hunan Province and the northwestern regions of China, our existing principal markets for natural gas. Currently, Sinopec has natural gas fields in Sichuan Province and Chongqing Municipality and sells natural gas to users in Sichuan and Chongqing. We, therefore, have limited competition from Sinopec in our markets in Sichuan Province and Chongqing Municipality. Further, we intend to expand our markets for natural gas into the coastal regions in eastern China where we may face competition from CNOOC and, to a lesser extent, Sinopec. We believe that our dominant natural gas resources base, our relatively advanced technologies and skills in managing long distance pipelines will enable us to continue to be a dominant player in the natural gas markets in China.
Environmental Matters
      Together with other companies in the industries in which we operate, we are subject to numerous national, regional and local environmental laws and regulations concerning our oil and gas exploration and production operations, petroleum and petrochemical products and other activities. In particular, these laws and regulations:

•	require an environmental evaluation report to be submitted and approved prior to the commencement of exploration, production, refining and chemical projects;

•	restrict the type, quantities, and concentration of various substances that can be released into the environment in connection with drilling and production activities;

•	limit or prohibit drilling activities within protected areas and certain other areas; and

•	impose penalties for pollution resulting from oil, natural gas and petrochemical operations, including criminal and civil liabilities for serious pollution.
      These laws and regulations may also restrict air emissions and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, chemical plants, refineries, pipeline systems and other facilities that we own. In addition, our operations may be subject to laws and regulations relating to the generation, handling, storage, transportation, disposal and treatment of solid waste materials.
      We anticipate that the environmental laws and regulations to which we are subject will become increasingly strict and are therefore likely to have an increasing impact on our operations. It is difficult, however, to predict accurately the effect of future developments in such laws and regulations on our future earnings and operations. Some risk of environmental costs and liabilities is inherent in certain of our operations and products, as it is with other companies engaged in similar businesses. We cannot assure you that material costs and liabilities will not be incurred. However, we do not currently expect any material adverse effect on our financial condition or results of operations as a result of compliance with such laws and regulations. We paid pollutant discharge fees of approximately RMB 155 million, RMB 182 million and RMB 199 million in 2003, 2004 and 2005, respectively.
      To meet future environmental obligations, we are engaged in a continuous program to develop effective environmental protection measures. This program includes research on:

•	reducing sulphur levels in heavy fuel oil and diesel fuel;

•	reducing olefin and benzene content in gasoline and the quantity of emissions and effluents from our refineries and petrochemical plants; and

•	developing and installing monitoring systems at our pollutant discharge openings and developing environmental impact assessments for major projects.
      Our capital expenditures on environmental programs in 2003, 2004 and 2005 were approximately RMB 1,076 million, RMB 1,345 million and RMB 1,633 million, respectively.
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

      On November 13, 2005, an explosion occurred at a dianil plant of Jilin Petrochemical Company, our branch company in the Jilin Province. The incident caused serious water pollution of the Songhuajiang River. The Chinese government is currently investigating the cause of this incident and we will, in accordance with the result of such investigation, take responsibility for this incident. We cannot assure you that the result of such investigation will not have a material adverse effect on our financial condition or results of operations.
      We intend to implement the following measures to prevent future occurrences of similar incidents:

•	conducting environmental risk monitoring; and

•	establishing preventive systems for emergency use at refinery and petrochemical enterprises.
Legal Proceedings
      We are not involved in any judicial and arbitral proceedings, the results of which, in the aggregate, would have a material adverse impact on our financial condition.
Properties
      Under a restructuring agreement we entered into with CNPC on the date of our establishment in 1999, CNPC undertook to us the following:

•	CNPC would use its best endeavours to obtain formal land use right licenses to replace the entitlement certificates in relation to the 28,649 parcels of land, which were leased or transferred to us from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

•	CNPC would complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively owned land on which 116 service stations owned by us are located; and

•	CNPC would obtain individual building ownership certificates in our name for all of the 57,482 buildings transferred to us by CNPC, before November 5, 2000.
      As of December 31, 2005, CNPC obtained formal land use right certificates for 27,400 of the 28,649 parcels of land and ownership certificates for some buildings. The governmental procedures for the above-mentioned service stations located on collectively owned land have not been completed to date. Our directors believe that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. Our directors believe that this will not have any material adverse effect on our results of operations and financial condition.
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
      Applicants for exploration licenses must first register with the Ministry of Land and Resources blocks in which they intend to engage in exploration activities. The holder of an exploration license is obligated to make a progressively increasing annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. Investments range from RMB 2,000 per square kilometer for the initial year to RMB 5,000 per square kilometer for the second year, and to RMB 10,000 per square kilometer for the third and subsequent years. Additionally, the holder has to pay an annual exploration license fee that starts at RMB 100 per square kilometer for each of the first three years and increases by an additional RMB 100 per square kilometer per year for subsequent years up to a maximum of RMB 500 per square kilometer. The maximum term of an exploration license is seven years, subject to twice renewal upon expiration of the original term, with each renewal being for a two-year term. At the exploration stage, an applicant can also apply for a progressive exploration and production license that allows the holder to test and develop reserves not yet fully proven. The production license has a maximum term of 15 years. Upon the reserves becoming proved for a block, the holder must apply for a full production license in order to begin production. In addition, the holder needs to obtain the right to use that block of land. Generally, the holder of a full production license must obtain a land use rights certificate for industrial land use covering that block of land.
      The Ministry of Land and Resources issues production licenses to applicants on the basis of the reserve reports approved by the relevant authorities. Production license holders are required to pay an annual production right usage fee of RMB 1,000 per square kilometer. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. In accordance with a special approval from the State Council, the Ministry of Land and Resources has issued production licenses with terms coextensive with the projected productive life of those reservoirs. Each of our production licenses is renewable upon our application 30 days prior to expiration. If oil and gas prices increase, the productive life of our crude oil and natural gas reservoirs may be extended beyond the current terms of the relevant production licenses.
      Among the major PRC oil and gas companies, the exploration licenses and production licenses held by PetroChina, Sinopec and CNOOC account for the majority of mining rights in China. Among those companies, PetroChina and Sinopec primarily engage in onshore exploration and production, while CNOOC primarily engages in offshore exploration and production.
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

Refined Products
      Prior to October 2001, PetroChina set its retail prices based on the published retail median guidance prices of gasoline and diesel published by the State Development Planning Commission, the predecessor of the National Development and Reform Commission, with an allowable upward or downward adjustment of up to 5%. Since October 2001, PetroChina has set its retail prices within an 8% floating range of the published retail median guidance prices of gasoline and diesel (but after March 26, 2006, the price of diesel for fishing vessels has been set in line with the retail base price published in the current year, with no upward adjustment for the time being). These retail median guidance prices of gasoline and diesel vary in each provincial level distribution region. Since October 2001, the National Development and Reform Commission has published the retail median guidance prices of gasoline and diesel from time to time based on the weighted average FOB Singapore, Rotterdam and New York trading prices for diesel and gasoline plus transportation costs and taxes. Generally, adjustments will be made only if the weighted average prices fluctuate beyond 8% of the previously published retail median guidance price.
      PetroChina sets the wholesale prices for its gasoline and diesel on the basis of its retail prices and a discount to its retail prices of at least 4.5% as required by the National Development and Reform Commission.
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

Natural Gas
      The price of natural gas has two components: ex-factory price and pipeline transportation tariff.
      Prior to January 2002, our natural gas price was comprised of wellhead price, pipeline transportation tariff and purification fee. In January 2002, the State Development Planning Commission, the predecessor of the National Development and Reform Commission, merged the purification fee into the wellhead price to establish a unified natural gas ex-factory price.
      Prior to December 26, 2005, ex-factory prices varied depending on whether or not the natural gas sold was within the government-formulated natural gas supply plan. For natural gas sold within the government-formulated supply plan, the National Development and Reform Commission fixed ex-factory prices according to the nature of the customers. Most of these customers were fertilizer producers. For natural gas sold to customers not subject to the government-formulated supply plan, the National Development and Reform Commission published median guidance ex-factory prices, and allowed natural gas producers to adjust prices upward or downward by up to 10%.
      On December 26, 2005, the National Development and Reform Commission reformed the mechanism for setting the ex-factory prices of domestic natural gas by changing the ex-factory prices to governmental guidance prices, and categorizing domestic natural gas into two categories. On the basis of the ex-factory price set by the government, subject to the negations between the seller and the buyer, the actual ex-factory price of the first category may float upward or downward up to 10%; while the actual ex-factory price of the second category may float upward up to 10% and downward to any level. The price of the first category will be adjusted to the same level as the second category within three to five year. The National Development and Reform Commission does not allow PetroChina and Sinopec to charge different prices towards internal and external enterprises.
      PetroChina negotiates the actual ex-factory price with natural gas users within the benchmark price set by the government and the adjustment range.
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

Refined Products
      Previously, only PetroChina, Sinopec and joint ventures established by the two companies had the right to conduct gasoline and diesel wholesale business. Other companies, including foreign invested companies, were not allowed to engage in wholesale of gasoline and diesel in China’s domestic market. In general, only domestic companies, including Sino-foreign joint venture companies, were permitted to engage in retail of gasoline and diesel. Since January 1, 2005 when the Interim Measures on the Administration of the Refined Products Market became effective, all entities meeting certain requirements are allowed to submit applications to the Ministry of Commerce to conduct gasoline and diesel wholesale and retail businesses.

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
Import and Export
      The import and export of crude oil and the export of refined products is subject to automatic filing and quota control in China. Currently, 25 companies are qualified to import crude oil and 121 companies are qualified to export refined products. The import of refined products was subject to quota and licensing control until the end of 2003. Since January 1, 2004, the import of refined products by state-owned entities has been exempted from import quota, licensing control and is subject to automatic filing control. The Ministry of Commerce sets the annual import and export volumes and quotas for crude oil and refined products by taking into account the supply and demand in China as well as the WTO requirements for China. The Ministry of Commerce is also responsible for issuing import and export licenses for products subject to quotas. Upon receiving quota allocation, refining companies or enterprises can import crude oil through State-authorized import companies. Since December 9, 2005, the export volume of gasoline, kerosene and diesel shall be approved by the Ministry of Commerce and the National Development and Reform Commission and General Administration of Customs.
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

Tax item	Tax base	Tax Rate

Enterprise income tax	Taxable income	Generally at a rate of 33%. However, our qualified branch companies in the west regions of the PRC are entitled to a rate of 15%. Tax concession or exemption enjoyed by any subsidiary or branch company continues to apply.

Value-added tax	Revenue	13% for liquified natural gas, natural gas, liquified petroleum gas, agricultural film and fertilizers and 17% for other items. PetroChina charges value-added tax from its customers at the time of settlement on top of the selling prices of its products on behalf of the taxation authority. The value-added tax paid by PetroChina for purchasing materials to be consumed during the production process and for charges paid for drilling and other engineering services and labor is deducted from output value-added tax payable by PetroChina. Since March 14, 2006, the rebate of the value-added tax paid in connection with export of gasoline has been suspended.

	Sales volume	5% for the Sino-foreign oil and gas exploration and development cooperative projects. However input value-added tax cannot be deducted.

Tax item	Tax base	Tax Rate

Business tax	Revenue from transportation services	3%

Consumption tax	Aggregate volume sold or self-consumed	RMB 277.6 per ton for gasoline; since January 1, 1999, RMB 388.64 per ton for leaded gasoline.

RMB 117.6 per ton for diesel.

Since April 1, 2006, RMB 277 per ton for naphtha and levied at the rate of 30% of the taxable amount for the time being. No consumption tax will be levied on those specified in the 2005 production and supply plan approved by the State Administration of Taxation.

Since April 1, 2006, RMB 256.4 per ton for solvent naphtha and levied at the rate of 30% of the taxable amount for the time being. No consumption tax will be levied on those specified in the 2005 production and supply plan approved by the State Administration of Taxation.

Since April 1, 2006, RMB 225.2 per ton for lubricants and levied at the rate of 30% of the taxable amount for the time being.

Since April 1, 2006, RMB 101.5 per ton for fuel oil and levied at the rate of 30% of the taxable amount for the time being.

Since April 1, 2006, RMB 124.6 per ton for aviation kerosene and not levied for the time being.

Resource tax	Aggregate volume sold or self-consumed	Since July 1, 2005, resource tax applicable to crude oil of our company was adjusted upward from the original RMB 8 to 30 per ton to RMB 14 to 30 per ton, and the resource tax for natural gas was adjusted from the original RMB 2 to 15 per thousand cubic meter to RMB 7 to 15 per thousand cubic meter.

The actual applicable rate for each oil field may differ depending on the resource differences, volume of the exploration and production activities and costs required for the production at the particular oil field.

Compensatory fee for mineral resources	Revenue	1% for crude oil and natural gas

Special fee for oil sales	Sales amount above certain threshold	Effective March 26, 2006, levied on the crude oil sold at or above US$40/barrel, with a five-level progressive tax rates, varying from 20% to 40%

Tax item	Tax base	Tax Rate

Exploration license fee	Area	RMB 100 to 500 per square kilometer per year

Production license fee	Area	RMB 1,000 per square kilometer per year

Royalty fee(1)	Production volume	Progressive rate of 0–12.5% for crude oil and 0–3% for natural gas

(1)	Payable only by Sino-foreign oil and gas exploration and development cooperative projects. The project entity of those cooperative projects is not subject to any other resource tax or fee.
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
Environmental Regulations
      China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. There are national and local standards applicable to emissions control, discharges to surface and subsurface water and disposal, and the generation, handling, storage, transportation, treatment and disposal of solid waste materials.
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
ITEM 4A — UNRESOLVED STAFF COMMENTS
      We do not have any unresolved Staff comments that are required to be disclosed under this item.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS
General
      You should read the following discussion together with our consolidated financial statements and their notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS, which differ in many material respects from US GAAP. Note 37 to our consolidated financial statements included elsewhere in this annual report and the section headed “— Other Information — US GAAP Reconciliation” summarize the significant differences between IFRS and US GAAP as they relate to us.
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
      Pursuant to an acquisition agreement by and between our company and CNPC dated March 28, 2005, we acquired the refinery and petrochemical businesses respectively owned by CNPC’s wholly-owned subsidiaries, Dayuan and Qingyang, from CNPC for which we paid a cash consideration of RMB 9 million.
      The acquisition is deemed a combination of entities under common control since we and the refinery and petrochemical operations of Dayuan and Qingyang are under the common control of CNPC. As a result, we have accounted for the acquisition in a manner similar to a uniting of interests, whereby the assets and liabilities of the refinery and petrochemical operations acquired are accounted for at historical cost to CNPC with net liabilities of RMB 183 million as at the effective date. Our prior years’ consolidated financial statements were restated to give effect to the acquisition in these periods as if the operations of our company and these operations had always been combined in these periods. The difference between the RMB 9 million acquisition price and the net liabilities transferred from CNPC was adjusted against equity.
      In August 2005, the shareholders of our company approved the acquisition and transfer agreements relating to our acquisition of a 50% interest of Newco. Newco was established in 2005 and was wholly owned by CNODC and one of its subsidiaries. Under the terms of the related agreements, CNODC transferred certain oil and gas exploration operations into Newco and we contributed to Newco our wholly-owned subsidiary, PetroChina International Limited (“PTRI”), and cash in the amount of approximately RMB 20,162 million, which is the difference between the cash contribution of RMB 20,741 million payable by us according to the acquisition agreement and the cash consideration of RMB 579 million for PTRI receivable by us.
      Pursuant to the relevant equity transfer agreement, we shall have the right to appoint four of the seven directors of Newco, which will enable us to maintain effective control over Newco.
      Similar to the accounting method applied in the treatment of the refinery and petrochemical businesses acquired by us, our investment in Newco and related acquisition transactions will be accounted for in a manner similar to a uniting of interests since these transactions are among entities under common control of CNPC. Our prior years’ consolidated financial statements were restated as if the operations of our company and these businesses had always been combined in these periods. The difference between our cash payment of RMB 20,162 million and the net assets of Newco in an amount of RMB 35,551 million as at the effective date of the purchase and transfer agreement (including RMB 20,162 million contributed by us and RMB 50 million contributed by CNODC and its subsidiaries to the registered capital of Newco) was adjusted against equity as the amount of RMB 20,162 million was paid directly to Newco.
Overview
      We are engaged in a broad range of petroleum and natural gas related activities, including:

•	the exploration, development, production and sale of crude oil and natural gas;

•	the refining, transportation, storage and marketing of crude oil and petroleum products;

•	the production and marketing of basic petrochemical products, derivative chemical products and other chemical products; and

•	the transmission of natural gas, crude oil and refined oil products as well as sale of natural gas.
      We are China’s largest producer of crude oil and natural gas and are one of the largest companies in China in terms of sales. In the year ended December 31, 2005, we produced approximately 822.9 million barrels of crude oil and approximately 1,119.5 billion cubic feet of natural gas for sale. Our refineries also processed approximately 752 million barrels of crude oil in the year ended December 31, 2005. In the year ended December 31, 2005, we had total revenue of RMB 552,229 million and net income of RMB 133,362 million.
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
      Prior to September 1, 1999, the premiums and discounts applied to our crude oil sales were largely determined through negotiations between CNPC and Sinopec, our largest customer. Since September 1, 1999, these discounts or premiums has been determined in accordance with a crude oil premium or discount calculation agreement and its supplemental agreement we entered into with Sinopec. These agreements establish premiums or discounts which effect adjustments to the benchmark prices. These agreements do not obligate either party to purchase or sell any crude oil and is thus subject to renegotiation. Under these agreements, the National Development and Reform Commission, formerly the State Development Planning Commission, will mediate if we cannot agree with Sinopec on the premium or discount applicable to a particular crude oil purchase. The table below sets forth the median prices for our principal grades of crude oil in 2003, 2004 and 2005 and the negotiated premiums or discounts applicable to those grades of crude oil since June 2002.

		Median prices for principal grades			Premium/(discount)
		of crude oil (RMB/barrel)			(RMB/barrel)

Grade of		Year 2003	Year 2004	Year 2005
crude oil	Benchmark	average	average	average	2003	2004	2005

Daqing	Minas	240.8	300.7	430	(0.3)	0	(4.4)

Jidong	Minas	240.8	300.7	430	(0.3)	0	(4.4)

Huabei	Minas	240.8	300.7	430	1	1.3	(3.0)

Dagang	Cinta	237.0	290.5	412	1.4	1.4	(1.8)

Tarim	Minas	240.8	300.7	430	(33.7)	(34.6)	(34.9)

Tuha	Tapis	247.0	329.2	457	(25.5)	(25.5)	—

      In 2005, the median prices for our principal grades of crude oil and crude oil produced in our Daqing oil region were RMB 417 per barrel and RMB 430 per barrel, respectively.
      Increases or decreases in the price of crude oil in China have a significant effect on the revenue from our exploration and production segment. As a result, the revenue from our exploration and production segment increased 44.1% from RMB 233,948 million in the year ended December 31, 2004 to RMB 337,208 million in the year ended December 31, 2005. In the year ended December 31, 2005, our average realized selling price for crude oil was RMB 396 per barrel, increased by 41.9% from RMB 279 per barrel in the year ended December 31, 2004. See “Item 4 — Information on the Company — Regulatory Matters — Pricing” for a more detailed discussion of current PRC crude oil pricing regulations.

Refined Product Prices
      Until June 5, 1998, the State Development Planning Commission, the predecessor of the National Development and Reform Commission, set wholesale and retail prices for our major refined products (gasoline, diesel and kerosene). However, during the first six months of 1998, due to then prevailing market conditions and increased smuggling of refined products, actual wholesale prices in the refined products market were lower than the wholesale prices set by the PRC government. In June 1998, the State Development Planning Commission pegged the prices of refined products of gasoline and diesel to the FOB Singapore trading prices, supplemented by transportation costs, customs duties, insurance charges, taxes and difference between the prices of wholesale and retail. Prior to October 2001, the State Development Planning Commission published from time to time retail median gasoline and diesel guidance prices for major cities and provinces. Once published, the retail median prices remained unchanged until either we or Sinopec requested an adjustment and demonstrated that the cumulative change of the FOB Singapore gasoline or diesel trading price from the then applicable retail median guidance price exceeded 5%. Since October 2001, the State Development Planning Commission or the National Development and Reform Commission has adjusted such retail median prices from time to time to reflect the FOB Singapore, Rotterdam and New York trading prices for gasoline and diesel, supplemented by transportation costs and taxes. See “Item 4 — Information on the Company — Regulatory Matters  — Pricing” for a more detailed discussion of current PRC refined products pricing regulations.
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
      The following table sets forth the retail median prices for 90(#) gasoline and 0(#) diesel published by the State Development Planning Commission or the National Development and Reform Commission from January 2005 to May 2006 when such adjustments were made.

	90(#)
Date	Gasoline	0(#) Diesel

	(RMB/ton)	(RMB/ton)
March 23, 2005	4,572	—
May 10, 2005	—	3,960
May 23, 2005	4,422	—
June 25, 2005	4,622	4,110
July 23, 2005	4,922	4,360
March 26, 2006	5,172	4,510
May 24, 2006	5,672	5,010

Chemical Product Prices
      We determine and set the prices of all chemical products produced by our chemicals business segment.

Natural Gas Prices
      Prior to January 2002, our natural gas price was comprised of wellhead price, pipeline transportation tariff and purification fee. Since January 2002, the State Development Planning Commission, the predecessor of the National Development and Reform Commission, has merged the purification fee into the wellhead price to establish a unified natural gas ex-factory price. As a result of the price merger, our natural gas price is comprised of the ex-factory price and pipeline transportation tariff.
      Prior to December 26, 2005, ex-factory prices varied depending on whether the natural gas sold was within the government-formulated natural gas supply plan. For natural gas sold within the government-formulated supply plan, the National Development and Reform Commission fixed ex-factory prices according to the nature of the customers. Most of these customers were fertilizer producers. For natural gas sold to customers not subject to the government-formulated supply plan, the National Development and Reform Commission published median guidance ex-factory prices, and allowed natural gas producers to adjust the prices upward or downward by up to 10%.
      On December 26, 2005, the National Development and Reform Commission reformed the mechanism for setting the ex-factory prices of domestic natural gas by changing the ex-factory prices to governmental guidance prices, and categorizing the domestic natural gas into two tiers. On the basis of the ex-factory price set by the government, subject to the negotiations between the seller and the buyer, the actual ex-factory price of the first tier may float upward or downward of up to 10%; while the actual ex-factory price of the second tier may float upward of up to 10% and downward to any level. The price of the first tier will be adjusted to the same level as the second tier within three to five years.
      PetroChina negotiates the actual ex-factory price with natural gas users on the basis of the benchmark price set by the government and the adjustment range.
      The National Development and Reform Commission sets the pipeline transportation tariff for the natural gas transported by pipelines constructed prior to 1991. For natural gas transported by pipelines constructed after 1991, PetroChina submits to the National Development and Reform

Commission for examination and approval proposed pipeline transmission tariffs based on the capital investment made in the pipeline, the depreciation period for the pipeline, the ability of end users to pay and PetroChina’s profit margin.
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

Accounting of Oil and Gas Exploration and Development Activities
      We use successful efforts method of accounting, with specialized accounting rules that are unique to the oil and gas industry, for oil and gas exploration and production activities. Under this method, geological and seismic costs incurred are expensed prior to the discovery of proved reserves. However, all costs for developmental wells, support equipment and facilities, and mineral interests in oil and gas properties are capitalized. Costs of exploratory wells are capitalized as construction in progress pending determination of whether the wells find proved reserves. The costs of exploratory wells will be further capitalized pending determination of whether the wells find sufficient economically exploitable reserves. For exploratory wells located in regions that do not require substantial capital expenditures before the commencement of production, the evaluation of the economic benefits of the reserves in such wells will be completed within one year following the completion of the exploration drilling. Where such evaluation indicates that no economic benefits can be obtained, the relevant costs of exploratory wells will be converted to dry hole exploration expenses. For wells that found economically viable reserves in areas where a major capital expenditure would be required before production can begin, the related well costs remain capitalized only if additional drilling is under way or firmly planned. Otherwise the well costs are expensed as dry holes. Our company has no costs of unproved properties capitalized in oil and gas properties.

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

Property, Plant and Equipment
      We record property, plant and equipment, including oil and gas properties, initially at cost less accumulated depreciation, depletion and amortization. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at revalued amount, being the estimated fair value at the date of the revaluation less accumulated depreciation and impairment losses. Revaluations are performed by independent qualified valuers on a regular basis to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Revaluation surpluses pertaining to revalued assets depreciated or disposed of are retained in the revaluation reserve and will not be available to offset against possible future revaluation losses. As disclosed in Note 17 to our consolidated financial statements included elsewhere in this annual report, our property, plant and equipment, excluding oil and gas reserves, were revalued as of June 30, 1999. Subsequently, our refining and chemical production equipment was revalued as of September 30, 2003.
      Depreciation, depletion and amortization to write off the cost or valuation of each asset, other than oil and gas properties, to its residual value is calculated using the straight-line method over the estimated useful live of such asset as follows:

Land and buildings	25-40 years
Plant and machinery	10-15 years
Equipment and motor vehicles	3-16 years
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
      In performing this impairment assessment, we review internal and external sources of information to identify indications of these unexpected adverse changes. The sources utilized to identify indications of impairment are often subjective in nature and require us to use judgment in applying such information to our businesses. Our interpretation of this information has a direct impact on whether an impairment assessment is performed as at any given balance sheet date. Such information is particularly significant as it relates to our oil and gas properties. If an indication of impairment is identified, the recoverable amount of each cash generating unit is estimated, which is the higher of its fair price net of selling cost and its value in use, which is the estimated net present value of future cash flows to be derived from the continuing use of the asset and from its ultimate disposal. To the extent the carrying amount of a cash generating unit exceeds the recoverable amount, an impairment loss is recognized in the income statement.
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

Provision for Asset Decommissioning
      Provision for decommissioning and restoration is recognized in full on the installation of oil and gas properties. The amount recognized is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the capital costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than the one due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

Impairment of Accounts Receivable
      Accounts receivables are recognised initially at fair value and subsequently measured at amortised costs, using the effective interest method, less provision made for impaired accounts. Accounts where there are indications that a receivable may be impaired or not collectible, a provision would be recorded based on best estimates to reduce the receivable balance to the amount that is expected to be collected. Factors considered in making a provision include the historical payment and collection experience, debtors’ credit worthiness and appropriate discount rates. The recording of provisions requires the application of judgments about the ultimate resolution of these accounts receivable. As a result, provisions are reviewed at each balance sheet date and adjusted to reflect our current best estimates.

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

Revenue Recognition
      Sales are recognized upon delivery of products and customer acceptance, if any, or performance of services, net of sales taxes and discounts. Revenues are recognized only when we have transferred to the buyer the significant risks and rewards of ownership of the goods in our normal operations, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured and collected reliably.
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
      We entered into a Crude Oil Mutual Supply Framework Agreement with Sinopec, which can be characterized as a buy/sell contract, and recognized the revenue derived from this agreement in our consolidated statements of income. Since the transactions under the agreement are separately invoiced and settled and cannot be offset with each other, they were not treated as non-monetary transactions as defined in APB Opinion No. 29 “Accounting for Non-monetary transactions”. In February 2005, the U.S. Securities and Exchange Commission issued a letter to the oil and gas industry requesting additional disclosures regarding buy/sell contracts. Accordingly, we have reviewed such transactions and estimated that, if we are required to report the net amount of such buy/sell contracts, our reported amount in the line items of “Sales and other operating revenues” and “Purchase, services and other” for the year ended December 31, 2004 and 2005 would be reduced by RMB 2,217 million and RMB 1,384 million, respectively. No change will occur to our net income as a result of this.
      In addition to the above significant accounting policies and estimates, in connection with the preparation and reconciliation of our financial statements in accordance with US GAAP, we believe the following additional accounting estimate is also critical.

One-time Compensatory Payments for Staff Housing
      As disclosed in Note 37(b) to our consolidated financial statements included elsewhere in this annual report, certain of our employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards are to be reimbursed for such differences. These one-time compensatory payments have been borne or are to be borne by our State-owned shareholder, CNPC. Under IFRS, such direct payments to employees or reimbursements will not be recorded in our consolidated income statement. US GAAP contain no such exemption but require this principal shareholder’s action on our behalf to be recorded in the consolidated income statement. During the year ended December 31, 2002, we and CNPC completed the process of estimating the amounts payable to qualified employees at the level of the affected business units as a whole. We have reflected this best available estimate of such payments in determining our net income for the year ended December 31, 2002, under US GAAP. Since this amount is borne by our State-owned shareholder, a corresponding amount has been included as an addition to the other reserves in our shareholders’ equity. This estimate did not significantly change in 2004 and 2005. The estimation process of such payments down to level of the individual employees is still on going. Actual results may differ from these estimates at the time when more information becomes available.
      For detailed discussions of significant differences between IFRS and US GAAP, see Note 37 to our consolidated financial statements included elsewhere in this annual report and the section headed “— Other Information — US GAAP Reconciliation” below.
Acquisitions

Acquisitions of Overseas Assets
      In April 2002, we acquired Devon Energy Indonesia Limited from Devon Energy Corporation for a price of RMB 2,068 million. Devon Energy Indonesia Limited holds interests in a number of crude oil and natural gas exploration and production project in Indonesia, including a 30% interest in an oil and gas production sharing contract relating to the Jabung block located in Sumatra, Indonesia. In April 2003, we acquired a 50% equity interest in Amerada Hess Indonesia Holdings Limited, which holds a 30% interest in the oil and gas production sharing contract relating to the Jabung block, for a price of RMB 679 million.
      In June 2005, we entered into a capital contribution agreement with CNODC, Central Asia Petroleum Co., Ltd. and Newco, whereby, in December 2005 we acquired a 50% interest in Newco, a subsidiary of CNODC, for a consideration of RMB 20,741 million which was paid to Newco as our capital contribution. Upon consummation of the transaction, we obtained a 50% interest in certain overseas oil and gas assets transferred by CNODC to Newco. We also entered into a transfer agreement, pursuant to which, in December 2005, we transferred all of our interest in PTRI to

Newco for a consideration of RMB 579 million. See “Item 4 — Information on the Company — Introduction — History and Development of the Company — Overview of Our Operations.”
      Upon completion of the acquisition and transfer, we obtained control over Newco by having the right to appoint four of the seven directors. Our investment in Newco and the transfer of PTRI to Newco will be accounted for in a manner similar to a uniting of interests since these transactions are among entities under common control by CNPC. Our consolidated financial statements will be restated as if operations of PetroChina and Newco had always been combined.
      We plan to continue to pursue attractive opportunities outside China as part of our business growth strategy to utilize both domestic and international resources to strengthen our competitiveness. As we continue to implement this strategy, we expect that acquisitions of overseas assets will over time have a material effect on our results of operations and financial condition.
      Pursuant to our company’s board resolutions dated October 26, 2005, our company made an offer to the minority holders of the A Shares of Jinzhou Petrochemical Co., Ltd. or Jinzhou Petrochemical, to acquire at the purchase price of RMB 4.25 per share 150 million issued and outstanding Jinzhou Petrochemical A Shares. As of December 31, 2005, our company acquired 117,486,753 Jinzhou Petrochemical A Shares, representing 14.92% of the total share capital of Jinzhou Petrochemical, for a total cash consideration of approximately RMB 500 million. After the acquisition, our company owns 95.87% of the total share capital of Jinzhou Petrochemical. The difference between the consideration for this acquisition and the book value of the acquired assets and liabilities will be included in the equity interests. Jinzhou Petrochemical was delisted on January 4, 2006 upon approval from the China Securities Regulatory Commission.
      Pursuant to our company’s board resolutions dated October 26, 2005, our company made offers to the holders of the A Shares of Jilin Chemical Industrial Company Limited (“Jilin Chemical”) and the holders of the H Shares of Jilin Chemical respectively to acquire at the purchase price of RMB 5.25 per share of 200 million outstanding A Shares, and to acquire at the purchase price of HK$2.80 per Jilin Chemical H Share of the 964.778 million outstanding H Shares (including Jilin Chemical ADSs). By February 2006, we have paid an aggregate of RMB 3,480 million for this transaction. The tender offers were completed in February 2006. The effect of the acquisition of Jilin Chemical will be reflected in our company’s consolidated financial statements ended as of December 31, 2006. Jilin Chemical A Shares, H Shares and ADSs were delisted from the Hong Kong Stock Exchange, Shenzhen Stock Exchange and NYSE on January 23, February 20 and February 15, 2006, respectively.
      Pursuant to our company’s board resolutions dated October 26, 2005, our company made an offer to the holders of A Shares of Liaohe Jinma Oilfield Co., Ltd. or Liaohe Jinma, to acquire at the purchase price of RMB 8.80 per share 200 million issued and outstanding Liaohe Jinma A Shares. As of December 31, 2005, our company acquired 172,315,428 Liaohe Jinma A Shares, representing 15.67% of the total share capital of Liaohe Jinma for a total consideration of approximately RMB 1,519 million. Following the completion of this acquisition, our company would own 97.48% of the total share capital of Liaohe Jinma. The difference between the consideration for this acquisition and the book value of the acquired assets and liabilities was included in the equity interests. Upon the approval by China Securities Regulatory Commission, Liaohe Jinma was delisted as at January 4, 2006.
      On December 6, 2005, our company executed two separate purchase agreements with two wholly-owned subsidiaries of CNPC, Liaohe Petroleum Exploration Bureau and China Petroleum Pipeline Bureau, whereby, our company would acquire from the two companies a 15.56% equity interest and a 20.17% equity interest, respectively, in PetroChina Fuel Oil Company (the “Fuel Oil Company”), a 55.43% subsidiary of our company, with a total cash consideration of RMB 559 million. The Fuel Oil Company is principally engages in investing in and developing of fuel oil in the upstream and downstream areas outside the PRC. Upon completion of the above acquisitions, our company’s interest in the Fuel Oil Company will be increased and the management of the Fuel Oil Company is expected to be strengthened. This acquisition has been approved by the State-owned Assets Supervision and Administration Commission of the PRC (“SASAC”) and the relevant parties to the two purchase agreements are currently closing the transactions.
Operating Results
      The following discussion is based on our historical results of operations. As a result of the factors discussed above, such results of operations may not be indicative of our future operating performance.
      Our income statement for each of the three years ended December 31, 2003, 2004 and 2005 is summarized in the table below.

	Year ended December 31,

	2003	2004	2005

	in million RMB	in million RMB	in million RMB
Total revenues	310,431	397,354	552,229

Operating expenses	(208,719)	(246,216)	(360,058)

Income from operations	101,712	151,138	192,171

Exchange gain (loss), net	(36)	8	88
Interest expense, net	(1,916)	(1,523)	(838)
Income from equity affiliates	933	1,621	2,401

Income before income taxes	100,693	151,244	193,822
Income Taxes	(28,796)	(43,598)	(54,180)
(Income) loss applicable to minority interests	(2,062)	(3,803)	(6,280)

Net income	69,835	103,843	133,362

      The table below sets forth our revenues by business segment for each of the three years ended December 31, 2003, 2004 and 2005 as well as the percentage changes in revenues for the periods shown.

			2004		2005
			vs.		vs.
	2003	2004	2003	2005	2004

	(RMB in millions, except percentages)
Sales and other operating revenues
Exploration and production	185,782	233,948	25.9%	337,208	44.1%
Refining and marketing	224,177	296,427	32.2%	428,494	44.6%
Chemicals and marketing	39,211	57,179	45.8%	73,978	29.4%
Natural gas and pipeline	15,067	18,255	21.2%	26,214	43.6%
Total	464,237	605,809	30.5%	865,894	42.9%

Less intersegment sales	(153,806)	(208,455)	35.5%	(313,665)	50.5%

Consolidated net sales from operations	310,431	397,354	28.0%	552,229	39.0%

      The table below sets forth our operating profits by business segment for each of the three years ended December 31, 2003, 2004 and 2005, as well as the percentage changes in operating income for the periods shown. Other income from operations shown below consists of research and development, business services and infrastructure support to our operating business segments.

			2004		2005
			vs.		vs.
	2003	2004	2003	2005	2004

	(RMB in millions, except percentages)
Income (loss) from operations
Exploration and production	95,230	130,213	36.7%	208,080	59.8%
Refining and marketing	4,701	11,891	152.9%	(19,810)	—
Chemicals and marketing	1,041	7,655	635.4%	3,276	(57.2)%
Natural gas and pipeline	1,922	2,535	31.9%	3,183	25.6%
Other	(1,182)	(1,156)	(2.2)%	(2,558)	121.3%

Total	101,712	151,138	48.6%	192,171	27.1%

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Consolidated Results of Operation

Overview
      For the year ended December 31, 2005, our total revenue was RMB 552,229 million, representing an increase of 39.0% from the year ended December 31, 2004. Our net income in the year ended December 31, 2005 was RMB 133,362 million, increased 28.4% from the year ended December 31, 2004. Our basic and diluted earnings per share for the year ended December 31, 2005 was RMB 0.75, representing an increase of 27.1% from RMB 0.59 for the year ended December 31, 2004.
      Total Revenue. Total Revenue increased 39.0% from RMB 397,354 million for the year ended December 31, 2004 to 552,229 million for the year ended December 31, 2005. The increase was primarily due to the increases in the sales prices and sales volume of the principal products, such as crude oil, gasoline and diesel, as well as increases in the sales volume of natural gas. The average realized selling price for crude oil increased 43.4% from US$33.72 per barrel for the year ended December 31, 2004 to US$48.37 per barrel for the year ended December 31, 2005.
      Operating Expenses. Operating expenses increased 46.2% from RMB 246,216 million for the year ended December 31, 2004 to RMB 360,058 million for the year ended December 31, 2005. This increase was due primarily to (i) a 75.3% increase in purchases, services and other expenses, (ii) a 29.4% increase in employee compensation costs, (iii) a 28.8% increase in exploration expenses, (iv) a 6.1% increase in depreciation, depletion and amortization and (v) a 29.1% increase in selling expenses and in general and administrative expenses.
      Purchases, Services and Other Expenses. Purchases, services and other expenses increased 75.3% from RMB 114,249 million for the year ended December 31, 2004 to RMB 200,321 million for the year ended December 31, 2005. This increase was due primarily to (i) increases in the processing volume at our refineries and the increase of crude oil prices, as we purchased 157 million barrels of crude oil, 15.7 million tons of refined products and 1,706 thousand tons of chemical products in 2005, as compared to 121.8 million barrels of crude oil, 12.0 million tons of refined products and 990 thousand tons of chemical products in 2004; the average purchase price of the crude oil in 2005 was RMB 423 per barrel, representing a 30.6% increase from 2004, (ii) increases in the prices of other raw materials such as water and electricity, and (iii) the expansion of our production scale. The increase in our refined product supply operation in 2005 also contributed to the increase in purchase, services and other expenses.

      Employee Compensation Costs. Employee compensation costs increased 29.4% from RMB 22,934 million for the year ended December 31, 2004 to RMB 29,675 million for the year ended December 31, 2005. This increase was due primarily to an increase of RMB 4,992 million in salaries and other benefits with the improvement of our operating results and an increase in labor costs as a result of the expansion of our retail distribution network.
      Depreciation, Depletion and Amortization. Depreciation, depletion and amortization increased 6.1% from RMB 48,362 million for the year ended December 31, 2004 to RMB 51,305 million for the year ended December 31, 2005. This increase was due primarily to an increase of RMB 4,020 million in the allocation of depreciation and depletion expenses as a result of the increase in the average balance of the assets, and a decrease of RMB 1,720 million in the depreciation expenses as a result of fixed asset disposals and a decrease in the provisions for impairment.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 29.1% from RMB 28,302 million for the year ended December 31, 2004 to RMB 36,538 million for the year ended December 31, 2005. This increase was due primarily to an increase of RMB 2,580 million in transportation expenses as a result of our increased sales volume of refined products and the increased railway transportation price, as well as an increase of RMB 720 million in repair expenses and lease expenses.
      Exploration Expenses. Exploration expenses increased 28.8% from RMB 12,090 million for the year ended December 31, 2004 to RMB 15,566 million for the year ended December 31, 2005. This increase was due primarily to increased expenditures in exploration activities for the purpose of increasing our crude oil and gas reserves.
      Taxes Other than Income Taxes. Taxes other than income taxes increased 18.4% from RMB 19,943 million for the year ended December 31, 2004 to RMB 23,616 million for the year ended December 31, 2005. This increase was due primarily to an increase of RMB 1,309 million in consumption tax as a result of increased sales volume of gasoline and diesel, an increase of RMB 951 million in resources compensation fees as a result of increased revenues from crude oil and natural gas, as well as an increase of RMB 504 million in resources tax as a result of the government’s upward adjustment to the tax rate.
      Income From Operations. As a result of the factors discussed above, income from operations increased 27.1% from RMB 151,138 million for the year ended December 31, 2004 to RMB 192,171 million for the year ended December 31, 2005.
      Net Exchange Gain. Net exchange income increased from RMB 8 million for the year ended December 31, 2004 to RMB 88 million for the year ended December 31, 2005. This increase was due primarily to the appreciation of RMB in 2005.
      Net Interest Expense. Net interest expense decreased 45.0% from RMB 1,523 million for the year ended December 31, 2004 to RMB 838 million for the year ended December 31, 2005. This decrease was due primarily to a decrease of RMB 134 million in the interest expenses resulted from the decrease in the average outstanding balance of interest-bearing debts and an increase of RMB 551 million in the interest income as a result of sufficient cashflow derived from operating activities.
      Income Before Income Taxes. Income before income taxes increased 28.2% from RMB 151,244 million for the year ended December 31, 2004 to RMB 193,822 million for the year ended December 31, 2005.
      Income Taxes. Income taxes increased 24.3% from RMB 43,598 million for the year ended December 31, 2004 to RMB 54,180 million for the year ended December 31, 2005, due primarily to the increase in the taxable income.

      Net Income. As a result of the factors discussed above, net income increased 28.4% from RMB 103,843 million for the year ended December 31, 2004 to RMB 133,362 million for the year ended December 31, 2005.

Exploration and Production
      Sales and Other Operating Revenue. Sales and other operating revenue increased 44.1% from RMB 233,948 million for the year ended December 31, 2004 to RMB 337,208 million for the year ended December 31, 2005. This increase was due primarily to increases in the price and sales volume of crude oil, as well as an increase in sales volume of natural gas. Our average realized selling price of crude oil for the year ended December 31, 2005 was US$48.37 per barrel, representing an increase of US$14.65 per barrel or 43.4% from US$33.72 per barrel for the year ended December 31, 2004. In 2005, we sold 788.8 million barrels of crude oil, representing an increase of 21.5 million barrels as compared with 2004. Our exploration and production segment sold 1,049.4 billion cubic feet of natural gas in the year ended December 31, 2005, as compared to 810.4 billion cubic feet of natural gas in the year ended December 31, 2004.
      Intersegment sales increased 50.4% from RMB 180,129 million for the year ended December 31, 2004 to RMB 270,943 million for the year ended December 31, 2005. This increase was due primarily to an increase in the price of crude oil and an increase of intersegment sales volume of crude oil and natural gas. Sales of crude oil to Sinopec increased 14.9% from 24,053 million in 2004 to 27,640 million in 2005 as a result of the increase in the price of crude oil.
      Operating Expenses. Operating expenses increased 24.5% from RMB 103,735 million for the year ended December 31, 2004 to RMB 129,128 million for the year ended December 31, 2005. This increase was due primarily to (i) an increase of RMB 13,543 million in purchase expenses, and (ii) an increase of RMB 3,822 million in exploration expenses resulting from the increase of the investment in the hydrocarbon exploration for the purpose of increasing hydrocarbon reserve, and (iii) an increase of RMB 3,221 million in salaries and other benefits.
      Income From Operations. As a result of the factors discussed above, income from operations increased 59.8% from RMB 130,213 million for the year ended December 31, 2004 to RMB 208,080 million for the year ended December 31, 2005.

Refining and Marketing
      Sales and Other Operating Revenue. Sales and other operating revenue increased 44.6% from RMB 296,427 million for the year ended December 31, 2004 to RMB 428,494 million for the year ended December 31, 2005. This increase was due primarily to increases in the prices and the sales volumes of our products.
      Sales revenue from gasoline increased 43.6% from RMB 76,919 million for the year ended December 31, 2004 to RMB 110,438 million for the year ended December 31, 2005. The average realized selling price of gasoline increased 19.2% from RMB 3,542 per ton for the year ended December 31, 2004 to RMB 4,221 per ton for the year ended December 31, 2005, which contributed RMB 17,763 million to the increase of gasoline sales revenue. We sold approximately 26,160 thousand tons of gasoline for the year ended December 31, 2005, representing an increase of 20.5% from approximately 21,710 thousand tons for the year ended December 31, 2004, which contributed RMB 15,756 million to the increase of gasoline sales revenue.
      Sales revenue from diesel increased 29.5% from RMB 136,649 million for the year ended December 31, 2004 to RMB 176,999 million for the year ended December 31, 2005. The average realized selling price of diesel increased 17.0% from RMB 3,165 per ton for the year ended December 31, 2004 to RMB 3,702 per ton for the year ended December 31, 2005, which contributed RMB 25,674 million to the increase of diesel sales revenue. Sales volume of diesel increased from 43,180 thousand tons for the year ended December 31, 2004 to 47,810 thousand tons for the year ended December 31, 2005, representing an increase of 10.7%, which contributed RMB 14,676 million to the increase of diesel sales revenue.
      Sales revenue from kerosene increased 27.2% from RMB 5,881 million for the year ended December 31, 2004 to RMB 7,480 million for the year ended December 31, 2005.
      Intersegment sales revenue increased 51.0% from RMB 21,862 million for the year ended December 31, 2004 to RMB 33,019 million for the year ended December 31, 2005, due primarily to increases in the prices and intersegement sales volume of our principal products.
      Operating Expenses. Operating expenses increased 57.6% from RMB 284,536 million for the year ended December 31, 2004 to RMB 448,304 million for the year ended December 31, 2005. This increase was due primarily to (i) an increase of RMB 141,600 million in purchasing crude oil and refined oil, and (ii) an increase of RMB 5,354 million in sales and administrative expenses. In 2005, we purchased 744 million barrels of crude oil, representing an increase of 58 million barrels as compared with 2004. The average purchase price of crude oil was RMB 409 per barrel, which was an increase of RMB 116 per barrel as compared with 2004. As a result, our expenses for purchased crude oil in 2005 were RMB 304,400 million, representing an increase of RMB 103,200 million as compared with 2004. In addition, the increase in our sales volume of refined products in 2005 also contributed to the increase in the operating expenses.
      Income/(Loss) From Operations. As a result of the factors discussed above, in the year ended December 31, 2005 we suffered a loss of RMB 19,810 million from operations while in the year ended December 31, 2004 we realized an income of RMB 11,891 million from operations, due primarily to the fact that, in 2005, the price increase of crude oil exceeded that of refined oil products in China.

Chemicals and Marketing
      Sales and Other Operating Revenue. Sales and other operating revenue increased 29.4% from RMB 57,179 million for the year ended December 31, 2004 to RMB 73,978 million for the year ended December 31, 2005. This increase was due primarily to increases in the prices and sales volumes of chemical products. The average realized selling prices of polyethylene, polyester, styrene butadiene rubber and urea in 2005 increased 13.9%, 3.4%, 9.6% and 17.4%, respectively, from 2004. Our chemicals and marketing segment sold 13,113 thousand tons of chemical products for the year ended December 31, 2005, representing an increase of 10.5% from the year ended December 31, 2004.
      Operating Expenses. Operating expenses increased 42.8% from RMB 49,524 million for the year ended December 31, 2004 to RMB 70,702 million for the year ended December 31, 2005, due primarily to an increase of RMB 11,892 million in the purchase expenses of direct materials and an increase of RMB 782 million in the sales and administrative expenses.
      Income From Operations. As a result of the factors discussed above, income from operations decreased 57.2% from RMB 7,655 million for the year ended December 31, 2004 to RMB 3,276 million for the year ended December 31, 2005 due primarily to the increase in the prices of the raw materials.

Natural Gas and Pipeline
      Sales and Other Operating Revenue. Sales and other operating revenue increased 43.6% from RMB 18,255 million for the year ended December 31, 2004 to RMB 26,214 million for the year ended December 31, 2005, due primarily to increases in the sales volume and selling price of natural gas, as well as increases in the transmission volume and transmission price of natural gas. Our natural gas and pipeline segment sold 888.81 billion cubic feet natural gas in the year ended December 31, 2005, representing an increase of 231.51 billion cubic feet from 657.3 billion cubic feet in the year ended December 31 2004, which resulted in an increase in sales revenue of

RMB 4,020 million. In 2005, our average realized selling price of natural gas was US$2.12 per thousand cubic feet, representing an increase of US$0.09 as compared with 2004. The increase of RMB 2,848 million in our income from pipeline transmission of natural gas in 2005 was attributable to an increase in the pipeline transmission volume of natural gas from 616.0 billion cubic feet in 2004 to 820.9 billion cubic feet in 2005, and an increase in the transmission price of natural gas from RMB 5.6 per thousand cubic feet in 2004 to RMB 7.7 per thousand cubic feet in 2005.
      Operating Expenses. Operating expenses increased 46.5% from RMB 15,720 million for the year ended December 31, 2004 to RMB 23,031 million for the year ended December 31, 2005, due primarily to (i) an increase of RMB 3,479 million in purchase expenses of natural gas primarily as a result of the increase of 235.1 billion cubic feet in the natural gas purchase volume, as well as the increase of the average purchase price of natural gas from RMB 14.6 per thousand cubic feet in 2004 to RMB 14.7 per thousand cubic feet in 2005, and (ii) an increase of RMB 1,833 million in depreciation expenses.
      Income From Operations. As a result of the factors discussed above, income from operations increased 25.6% from RMB 2,535 million for the year ended December 31, 2004 to RMB 3,183 million for the year ended December 31, 2005.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Consolidated Results of Operation

Overview
      For the year ended December 31, 2004, our total revenue was RMB 397,354 million, representing an increase of 28% from the year ended December 31, 2003. Our net income in the year ended December 31, 2004 was RMB 103,843 million, increased 48.7% from the year ended December 31, 2003. Our basic and diluted earnings per share for the year ended December 31, 2004 was RMB 0.59, representing an increase of 47.5% from RMB 0.40 for the year ended December 31, 2003.
      Total Revenue. Total Revenue increased 28% from RMB 310,431 million for the year ended December 31, 2003 to 397,354 million for the year ended December 31, 2004. The increase was due primarily to increases in our realized selling prices of crude oil, gasoline, diesel and chemical products, as well as increases in the sales volume of natural gas, refined products and chemical products. The average realized selling price for crude oil increased 24.0% from US$27.20 per barrel for the year ended December 31, 2003 to US$33.72 per barrel for the year ended December 31, 2004.
      Operating Expenses. Operating expenses increased 18.0% from RMB 208,719 million for the year ended December 31, 2003 to RMB 246,216 million for the year ended December 31, 2004. This increase was due primarily to (i) a 27.3% increase in purchases, services and other expenses, (ii) a 14.4% increase in employee compensation costs, (iii) a 13.8% increase in exploration expenses, (iv) a 14.7% increase in depreciation, depletion and amortization and (v) an 18.6% increase in taxes other than income tax.
      Purchases, Services and Other Expenses. Purchases, services and other expenses increased 27.3% from RMB 89,741 million for the year ended December 31, 2003 to RMB 114,249 million for the year ended December 31, 2004. This increase was due primarily to increases in our purchase expenses of crude oil, refined products and chemical products associated with increases in the prices and purchase volume of crude oil and refined products as well as increases in the purchase volume of chemical products as we increased our production and sales of these products in 2004. In 2004, we purchased 121.8 million barrels of crude oil, 12.0 million tons of refined products and 990 thousand tons of chemical products, as compared to 89.5 million barrels of crude oil, 9.6 million tons of refined products and 27 thousand tons of chemical products in 2003.

      Employee Compensation Costs. Employee compensation costs increased 14.4% from RMB 20,044 million for the year ended December 31, 2003 to RMB 22,934 million for the year ended December 31, 2004. This increase was due primarily to an increase of RMB 2,033 million in salaries and other benefits with the increase in our operating results in 2004 and an increase of RMB 691 million in employee compensation costs as a result of the expansion of our retail distribution network.
      Depreciation, Depletion and Amortization. Depreciation, depletion and amortization increased 14.7% from RMB 42,163 million for the year ended December 31, 2003 to RMB 48,362 million for the year ended December 31, 2004. This increase was due primarily to an increase of RMB 4,530 million in depreciation and depletion relating to the newly acquired assets.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 8.9% from RMB 25,982 million for the year ended December 31, 2003 to RMB 28,302 million for the year ended December 31, 2004. This increase was due primarily to an increase of RMB 1,230 million in transportation expenses a result of our increased sales volume of refined products and an increase of RMB 760 million in repairment expenses.
      Exploration Expenses. Exploration expenses increased 13.8% from RMB 10,624 million for the year ended December 31, 2003 to RMB 12,090 million for the year ended December 31, 2004. This increase was due primarily to increased expenditures in exploration activities for the purpose of increasing our crude oil and gas reserves.
      Expenses Relating to the Shutting Down of Manufacturing Facilities and Units. Expenses relating to shutting down of manufacturing facilities and units decreased by 90.7% from RMB 2,355 million for the year ended December 31, 2003 to RMB 220 million for the year ended December 31, 2004. The expenses related to shutting down low efficiency assets in our refining and marketing segment and our chemicals and marketing segment in 2004 amounted to RMB 192 million and RMB 28 million, respectively.
      Taxes Other than Income Taxes. Taxes other than income taxes increased 18.6% from RMB 16,821 million for the year ended December 31, 2003 to RMB 19,943 million for the year ended December 31, 2004. This increase was due primarily to an increase of RMB 1,201 million in consumption tax as a result of increased sales volume of gasoline and diesel and an increase of RMB 272 million in resources compensation fees as a result of increased revenues of crude oil.
      Income From Operations. As a result of the factors discussed above, income from operations increased 48.6% from RMB 101,712 million for the year ended December 31, 2003 to RMB 151,138 million for the year ended December 31, 2004.
      Net Exchange Gain (Loss). Net exchange loss for the year ended December 31, 2003 was RMB 36 million. Net exchange gain for the year ended December 31, 2004 was RMB 8 million. The changes in the loss and gain were due primarily to a decrease in the average outstanding balance of foreign exchange borrowings in 2004.
      Net Interest Expense. Net interest expense decreased 20.5% from RMB 1,916 million for the year ended December 31, 2003 to RMB 1,523 million for the year ended December 31, 2004. This decrease was due primarily to a decrease in the average outstanding balance of interest-bearing debts as a result of sufficient cash flow derived from operating activities.
      Income Before Income Taxes. Income before income taxes increased 50.2% from RMB 100,693 million for the year ended December 31, 2003 to RMB 151,244 million for the year ended December 31, 2004.
      Income Taxes. Income taxes increased 51.4% from RMB 28,796 million for the year ended December 31, 2003 to RMB 43,598 million for the year ended December 31, 2004, due primarily to an increase in income before income taxes.

      Net Income. As a result of the factors discussed above, net income increased 48.7% from RMB 69,835 million for the year ended December 31, 2003 to RMB 103,843 million for the year ended December 31, 2004.

Exploration and Production
      Sales and Other Operating Revenue. Sales and other operating revenue increased 25.9% from RMB 185,782 million for the year ended December 31, 2003 to RMB 233,948 million for the year ended December 31, 2004. This increase resulted primarily from an increase in the average realized selling price of crude oil and an increase in sales volume of natural gas by our exploration and production segment in 2004. Our average realized selling price of crude oil for the year ended December 31, 2004 was US$33.72 per barrel, representing an increase of 24.0% from US$27.20 per barrel for the year ended December 31, 2003. Our exploration and production segment sold 810.4 billion cubic feet of natural gas in the year ended December 31, 2004, as compared to 651.0 billion cubic feet of natural gas in the year ended December 31, 2003.
      Intersegment sales increased 37.2% from RMB 131,336 million for the year ended December 31, 2003 to RMB 180,129 million for the year ended December 31, 2004. This increase resulted primarily from an increase in the average selling price of crude oil and an increase of sales volume of natural gas.
      Sales of crude oil to Sinopec decreased 3.8% from RMB 25,008 million for the year ended December 31, 2003 to RMB 24,053 million for the year ended December 31, 2004. This decrease was due primarily to a decrease in our sales volume to Sinopec.
      Operating Expenses. Operating expenses increased 14.6% from RMB 90,552 million for the year ended December 31, 2003 to RMB 103,735 million for the year ended December 31, 2004. This increase was due primarily to (i) an increase of RMB 3,057 million in purchase expenses for import of crude oil, (ii) an increase of RMB 1,140 million in exploration expenses as a result of increased expenditures in exploration activities for the purpose of improving recovery of crude oil and gas reserves, (iii) an increase of RMB 2,013 million in depletion and depreciation charges and (iv) an increase of RMB 1,246 million in salaries and other benefits.
      Income From Operations. As a result of the factors discussed above, income from operations increased 36.7% from RMB 95,230 million for the year ended December 31, 2003 to RMB 130,213 million for the year ended December 31, 2004.

Refining and Marketing
      Sales and Other Operating Revenue. Sales and other operating revenue increased 32.2% from RMB 224,177 million for the year ended December 31, 2003 to RMB 296,427 million for the year ended December 31, 2004. This increase was due primarily to increases in the selling prices and the sales volumes of our principal refined products.
      Sales revenue from gasoline increased 28.0% from RMB 60,073 million for the year ended December 31, 2003 to RMB 76,919 million for the year ended December 31, 2004 due primarily to increases in the selling prices and the sales volume of gasoline. The average realized selling price of gasoline increased 17.2% from RMB 3,023 per ton for the year ended December 31, 2003 to RMB 3,542 per ton for the year ended December 31, 2004. We sold approximately 21.7 million tons of gasoline for the year ended December 31, 2004, representing an increase of 9.0% from approximately 19.9 million tons for the year ended December 31, 2003.
      Sales revenue from diesel increased 36.2% from RMB 100,336 million for the year ended December 31, 2003 to RMB 136,649 million for the year ended December 31, 2004 due primarily to increases in the selling prices and the sales volume of diesel. The average realized selling price of diesel increased 15.7% from RMB 2,735 per ton for the year ended December 31, 2003 to RMB 3,165 per ton for the year ended December 31, 2004. We sold 43.2 million tons of diesel for the year ended December 31, 2004, representing an increase of 17.7% from 36.7 million tons for the year ended December 31, 2003.
      Sales revenue from kerosene increased 42.6% from RMB 4,125 million for the year ended December 31, 2003 to RMB 5,881 million for the year ended December 31, 2004 due primarily to increases in the selling prices and sales volume of kerosene. The average realized selling price of kerosene increased 20.5% from RMB 2,306 per ton for the year ended December 31, 2003 to RMB 2,779 per ton for the year ended December 31, 2004. The sales volume of kerosene increased 16.7% from approximately 1.8 million tons for the year ended December 31, 2003 to approximately 2.1 million tons for the year ended December 31, 2004.
      Intersegment sales revenue increased 29.6% from RMB 16,867 million for the year ended December 31, 2003 to RMB 21,862 million for the year ended December 31, 2004, due primarily to increases in the selling prices and sales volume of our refined products.
      Operating Expenses. Operating expenses increased 29.6% from RMB 219,476 million for the year ended December 31, 2003 to RMB 284,536 million for the year ended December 31, 2004. This increase was due primarily to (i) increases in purchase prices and purchase volumes of crude oil and refined products, (ii) an increase in employee salary and benefits and (iii) an increase in sales and administrative expenses. Our purchase expenses of direct materials increased by RMB 58,363 million in 2004, of which RMB 57,629 million was due to the increases in crude oil purchase prices and purchase volume. Salary and benefits increased by RMB 1,130 million and sales and administrative expenses increased by RMB 1,870 million in 2004.
      Income From Operations. As a result of the factors discussed above, income from operations increased 152.9% from RMB 4,701 million for the year ended December 31, 2003 to RMB 11,891 million for the year ended December 31, 2004.

Chemicals and Marketing
      Sales and Other Operating Revenue. Sales and other operating revenue increased 45.8% from RMB 39,211 million for the year ended December 31, 2003 to RMB 57,179 million for the year ended December 31, 2004. This increase was due primarily to increases in the selling prices and sales volumes of chemical products. The average realized selling prices of synthetic resin, synthetic fibres, rubber and urea were RMB 8,257, RMB 11,434, RMB 10,703 and RMB 1,274 per ton, respectively, for the year ended December 31, 2004, representing increases of 39.1%, 27.6%, 22.3% and 16.6%, respectively, from the year ended December 31, 2003. Our chemicals and marketing segment sold 11,867 thousand tons of chemical products for the year ended December 31, 2004, representing an increase of 9% from the year ended December 31, 2003.
      Operating Expenses. Operating expenses increased 29.7% from RMB 38,170 million for the year ended December 31, 2003 to RMB 49,524 million for the year ended December 31, 2004, due primarily to an increase of RMB 7,464 million in the purchase expenses of direct materials and an increase of RMB 1,080 million in the sales and administrative expenses.
      Income From Operations. As a result of the factors discussed above, income from operations increased by RMB 6,614 million from RMB 1,041 million for the year ended December 31, 2003 to RMB 7,655 million for the year ended December 31, 2004.

Natural Gas and Pipeline
      Sales and Other Operating Revenue. Sales and other operating revenue increased 21.2% from RMB 15,067 million for the year ended December 31, 2003 to RMB 18,255 million for the year ended December 31, 2004, due primarily to increases in natural gas sales revenue and pipeline transmission revenue as a result of increases in the sales volume and the pipeline transmission volume of natural gas. Our natural gas and pipeline segment sold 657.3 billion cubic feet natural gas in the year ended December 31, 2004, representing an increase of 21% from 543.4 billion cubic feet in the year ended December 31 2003, which resulted in an increase in sales revenue of RMB 1,931 million. The increase of RMB 1,055 million in our income from pipeline transmission of natural gas in 2004 was attributable to an increase in the pipeline transmission volume of natural gas from 520.3 billion cubic feet in 2003 to 616.0 billion cubic feet in 2004.
      Operating Expenses. Operating expenses increased 19.6% from RMB 13,145 million for the year ended December 31, 2003 to RMB 15,720 million for the year ended December 31, 2004, due primarily to (i) an increase of RMB 1,402 million in purchase expenses of natural gas primarily as a result of the increase of 110.4 billion cubic feet in the natural gas purchase volume and (ii) an increase of RMB 1,102 million in depreciation expenses.
      Income From Operations. As a result of the factors discussed above, income from operations increased 31.9% from RMB 1,922 million for the year ended December 31, 2003 to RMB 2,535 million for the year ended December 31, 2004.
Liquidity and Capital Resources
      Our primary sources of funding include cash generated by operating activities, short-term and long-term borrowings and cash and cash equivalents. Historically, our primary uses of funds were for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distributions of dividends to shareholders. Our payments to CNPC are limited to dividends and payments for services provided to us by CNPC. In the year ended December 31, 2005, we distributed as dividends 45% of our reported net income. We expect that we will continue to distribute as dividends approximately 40% to 50% of our reported net income for all years. See “Item 8 Financial Information — Dividend Policy” for a discussion of factors which may affect the determination by our board of directors of the appropriate level of dividends.
      We finance a significant portion of our business operations with short-term borrowings, including short-term debt obtained from PRC State-owned banks. As of December 31, 2005, short-term debt comprised approximately 4.7% of our capital employed as compared to approximately 6.7% as of December 31, 2004. Our financing ability may be limited by our financial condition, our results of operations and the international and domestic capital markets. Prior to accessing the international and domestic capital markets, we must obtain approval from the relevant PRC government authorities. In general, we must obtain PRC government approval for any project involving significant capital investment for our refining and marketing, chemicals and marketing and natural gas and pipeline segments. For a more detailed discussion of factors which may affect our ability to satisfy our financing requirements, see “Item 3 — Key Information — Risk Factors”.
      We plan to fund the capital and related expenditures described in this annual report principally through cash generated by operating activities, short-term and long-term borrowings and cash and cash equivalents. Net cash generated by operating activities in the year ended December 31, 2005 was RMB 203,885 million. As of December 31, 2005, we had cash and cash equivalents of RMB 80,905 million. While each of the projects described in this annual report for which significant capital expenditures will be required is important to our future development, we do not believe that failure to implement any one of these projects would have a material adverse effect on our financial condition or results of operations. If the price of crude oil undergoes a steep decline in the future, it is likely that we would delay or reduce the scale of the capital expenditures for our exploration and production segment.
      Our shareholders approved at our shareholders’ meeting held on May 28, 2003 the proposed issuances of our corporate bonds in the principal amount of up to RMB 1,500 million and RMB 4,000 million to PRC citizens and enterprises. Upon the grant of PRC government approval, we issued a portion of these corporate bonds in the principal amount of RMB 1,500 million in October 2003. We received RMB 1,500 million in net proceeds from this issuance. We used the proceeds received from the issuance of these corporate bonds for various crude oil and natural gas exploration projects in a number of our oil and gas regions, as well as for upgrading refining facilities in Daqing Petrochemical and constructing the natural gas pipeline from Zhong County to Wuhan City. However, the issuance of the remaining portion of these corporate bonds will be subject to market conditions. We cannot assure you that we will complete the issuance of the remaining portion of these corporate bonds in accordance with the terms approved by our shareholders. However, we do not believe failure to complete the issuance of the remaining portion of these corporate bonds would have a material adverse effect on our financial condition. In addition, we consider from time to time opportunities to fund our capital needs by accessing the domestic equity capital markets.
      We currently do not have any outstanding options, warrants or other rights for any persons to require us to issue any common stock at a price below its market value. We do not currently intend to issue any such rights or to otherwise issue any common stock for a price below its market value.
      In addition, we did not have for the year ended December 31, 2005, and do not currently have, any transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect the liquidity or availability of or requirements for our capital resources.
      The table below sets forth our cash flows for each of the three years ended December 31, 2003, 2004 and 2005 and our cash equivalents at the end of each period.

	Year ended December 31,

	2003	2004	2005

	(RMB in millions)
Net cash generated by operating activities	139,570	141,691	203,885
Net cash used for investing activities	(102,549)	(102,276)	(91,576)
Net cash used for financing activities	(35,593)	(39,586)	(42,634)
Currency translation difference	19	246	(458)
Cash and cash equivalents at the end of period	11,613	11,688	80,905
      Our cash and cash equivalents increased by RMB 69,217 million from RMB 11,688 million as of December 31, 2004 to RMB 80,905 million as of December 31, 2005, representing a 592.2% increase over 2004.
Cash Generated by Operating Activities
      Our net cash flow generated by operating activities was RMB 203,885 million for the year ended December 31, 2005, representing an increase of RMB 62,194 million from RMB 141,691 million for the year ended December 31, 2004, due primarily to an increase of RMB 31,996 million in income for the year and an increase of RMB 22,089 million in our accounts payable.
      We had a working capital balance of RMB 22,057 million for the year ended December 31, 2005, compared with the working capital deficit of RMB 8,272 million for the year ended December 31, 2004. This increase in working capital balance was due primarily to (i) the increase in our cash and cash equivalents as a result of a substantial increase of RMB 154,875 million in our sales revenue and (ii) an increase of RMB 15,356 million in inventory, as a result of the expansion of our sales and an increase in the purchase price.
      Our net cash generated by operating activities was RMB 141,691 million for the year ended December 31, 2004, representing an increase of RMB 2,121 million from RMB 139,570 million for the year ended December 31, 2003, due primarily to an increase of RMB 86,923 million in sales revenue which was partially offset by an increase of RMB 24,508 million in our purchase expenses, a decrease of RMB 22,566 million in working capital deficit and an increase of RMB 14,802 million in income tax expense.
      We had a working capital deficit of RMB 30,838 million as of December 31, 2003 and RMB 8,272 million as of December 31, 2004. This decrease in working capital deficit was due primarily to an increase of RMB 17,313 million in inventory and an increase of RMB 8,993 million in investments in collaterized loan.
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
Cash Used for Financing Activities
      Our net borrowings as of December 31, 2003, 2004 and 2005 were as follows:

	December 31,

	2003	2004	2005

	(RMB in millions)
Short-term debt (including current portion of long-term debt)	34,328	34,937	28,689
Long-term debt	51,601	44,648	44,570

Total debt	85,929	79,585	73,259

Less:
Cash and cash equivalents	11,613	11,688	80,905
Time deposits with term exceeding three months within one year	2,648	1,425	1,691
Investments in Collateralized Loans	24,224	33,217	235
Time deposits exceeding one year	3,485	3,751	3,428

Net debt	43,959	29,504	(13,000)

      See Note 23 to our consolidated financial statements included elsewhere in this annual report for information regarding the maturity profile of debt, currency and interest rate structure.
      The debts which were guaranteed by CNPC amounted to RMB 853 million, RMB 756 million and RMB 674 million in each of the three years ended December 31, 2003, 2004 and 2005, respectively. CNPC and we have undertaken to the Hong Kong Stock Exchange that we will continue to, on a best endeavor basis, approach each lender with respect to these guaranteed debts with a view toward obtaining the unconditional release of such guarantees.
      Of the total debts outstanding as of December 31, 2005, approximately 27.0% were fixed-rate loans and approximately 73.0% were floating-rate loans. Of the total debts outstanding as of December 31, 2005, approximately 72.1% were denominated in Renminbi, approximately 27.1% were denominated in the U.S. dollar and approximately 0.8% were denominated in other major foreign currencies.
      Our debts included short-term and long-term debts owed to China Petroleum Finance Company Limited of RMB 29,575 million, RMB 29,932 million and RMB 27,319 in each of the three years ended December 31, 2003, 2004 and 2005, respectively. The amount of such short-term debts in each of the three years ended December 31, 2003, 2004 and 2005 were RMB 1,885 million, RMB 4,351 million and RMB 520 million, respectively. The amount of such long-term debts in each of the three years ended December 31, 2003, 2004 and 2005 were RMB 27,690 million, RMB 25,581 million and RMB 26,799 million, respectively. These debts were unsecured with interest bearing at below the prime rate as published by the People’s Bank of China. We also maintain a portion of our deposits at China Petroleum Finance Company Limited at the same deposit interest rate for commercial banks published by the People’s Bank of China.

      Our net cash used for financing activities increased 7.7% from RMB 39,586 million for the year ended December 31, 2004 to RMB 42,634 million for the year ended December 31, 2005. This increase resulted primarily from the following:

•	a decrease in new long-term debts leading to a decrease of RMB 2,939 million in cash inflow;

•	an increase in the repayment of short-term debts leading to an increase of RMB 10,667 million in cash outflow; and

•	an increase in the distribution of dividends leading to an increase of RMB 19,339 million in cash outflow;
      These changes were offset primarily by the following:

•	our follow-on offering of H shares leading to an increase of RMB 19,692 million in cash inflow.

•	an increase in new short-term debts leading to an increase of RMB 3,906 million in cash inflow; and

•	a decrease in the repayment of long-term debts leading to a decrease of RMB 9,156 million in cash outflow.
      Our net cash used for financing activities increased 11.2% from RMB 35,593 million for the year ended December 31, 2003 to RMB 39,586 million for the year ended December 31, 2004. This increase resulted primarily from the following:

•	an increase in the repayment of long-term debts leading to an increase of RMB 20,377 million in cash outflow;

•	an increase in the distribution of dividends leading to an increase of RMB 4,650 million in cash outflow; and

•	a decrease in new short-term debts leading to a decrease of RMB 417 million in cash inflow;
      These changes were offset primarily by the following:

•	an increase in new long-term debts leading to an increase of RMB 14,206 million in cash inflow; and

•	a decrease in the repayment of short-term debts leading to a decrease of RMB 7,045 million in cash outflow.
      As at December 31, 2005, our debts consisted of RMB 1,108 million secured debts (including financing leases and bank loans), of which RMB 61 million of bank loans were secured by our plants and equipment in the aggregate value of RMB 75 million.
      Our debt to capital employed ratio (calculated by dividing interest-bearing debts by the aggregate of interest-bearing debts and shareholder’s equity) as of December 31, 2005 was 11.9%, as compared to 15.2% as of December 31, 2004.
Capital Expenditures and Investments
      Our net cash used for investing activities includes capital expenditures and investments, offset by proceeds from the sale of assets and dividends received. The table below sets forth our capital expenditures and investments (including non dry hole exploration expenses) by business segment for each of the years ended December 31, 2003, 2004 and 2005 as well as those anticipated for the year ending December 31, 2006. Actual capital expenditures and investments for periods after January 1, 2006 may differ materially from the amounts indicated below.

							2006
	2003		2004		2005		anticipated

	(RMB in		(RMB in		(RMB in		(RMB in	%
	millions)%		millions)%		millions)%		millions)
Exploration and production	61,982	67.15	70,217	66.06	92,223	68.92	104,500	65.31
Refining and marketing	12,758	13.82	17,684	16.64	16,454	12.30	23,700	14.81
Chemicals and marketing	3,898	4.22	4,319	4.06	13,569	10.14	15,300	9.56
Natural gas and pipeline	13,530	14.66	13,901	13.08	11,137	8.32	15,300	9.56
Corporate and other	138	0.15	174	0.16	427	0.32	1,200	0.76

Total	92,306	100.0	106,295	100.0	133,820	100.0	160,000	100.0

      Our capital expenditures and investments increased 25.89% from RMB 106,295 million for the year ended December 31, 2004 to RMB 133,820 million for the year ended December 31, 2005. This increase was due primarily to an increase of RMB 22,016 million in capital expenditures and investments in exploration activities and a decrease of RMB 1,230 million in capital expenditures and investments in constructing our sales network of refined products. Taking into account the exclusion of the investments relating to the non-dry hole exploration expenses, our capital expenditures for the years ended 2003, 2004 and 2005 would have been RMB 86,373 million, RMB 98,946 million and RMB 124,801 million, respectively.
      As of December 31, 2005, the capital expenditures contracted for at the balance sheet date but not recognized in our consolidated financial statements were approximately RMB 13,365 million.

Exploration and Production
      A majority of our capital expenditures and investments relate to our exploration and production segment. Our capital expenditures and investments for the segment for the year ended December 31, 2005 totaled RMB 92,233 million, including RMB 25,518 million for exploration activities and RMB 59,113 million for development activities. Our capital expenditures and investments for the year ended December 31, 2004, totaled RMB 70,217 million, including RMB 19,093 million for exploration activities and RMB 45,832 million for development activities. The increase in our capital expenditures and investments from the year ended December 31, 2004 to the year ended December 31, 2005 was due primarily to increased capital expenditures for crude oil exploration activities in our Daqing, Tarim and Changqing oil regions and increased capital expenditures for natural gas exploration activities in our Tarim, Sichuan and Erdos basins. Taking into account the exclusion of the investments relating to the non-dry hole exploration expenses, the capital expenditures of our exploration and production segment for the years ended December 31, 2003, 2004 and 2005 would have been RMB 56,049 million, RMB 62,868 million and RMB 83,214 million, respectively.
      Our anticipated capital expenditures and investments for our exploration and production segment for the year ending December 31, 2006 amount to RMB 104,500 million. Approximately RMB 31,000 million is expected to be used for exploration activities and approximately RMB 73,500 million for development activities. We plan to focus our exploration efforts in Erdos, Junggar, Tarim, Songliao, Sichuan, Bohai Bay and Qaidam basins.

Refining and Marketing
      Our capital expenditures for our refining and marketing segment for each of the three years ended December 31, 2003, 2004 and 2005 were RMB 12,758 million, RMB 17,684 million and RMB 16,454 million, respectively. The decrease in 2005 is due primarily to a decrease of RMB 2,164 million in our investment in the construction of our sales network.

      Our anticipated capital expenditures for our refining and marketing segment for the year ending December 31, 2006 amount to RMB 23,700 million, which include:

•	approximately RMB 15,200 million for the construction and expansion of our refining facilities; and

•	approximately RMB 8,500 million for the construction of our sales network for finished oil products.

Chemicals and Marketing
      Our capital expenditures for our chemicals and marketing segment for each of the three years ended December 31, 2003, 2004 and 2005 were RMB 3,898 million, RMB 4,319 million and RMB 13,569 million, respectively. The increase in 2005 was due primarily to the increased capital expenditures for the ethylene projects in Jilin Petrochemical, Lanzhou Petrochemical and Dushanzi Petrochemical and for the PTA projects in Liaoyang Petrochemical.
      Our anticipated capital expenditures for our chemicals and marketing segment for the year ending December 31, 2006 amount to RMB 15,300 million, which mainly include capital expenditures for upgrading the ethylene facilities in Jilin Petrochemical, Lanzhou Petrochemical and Dushanzi Petrochemical and for the construction of the PTA project at Liaoyang Petrochemical.

Natural Gas and Pipeline
      Our capital expenditures for our natural gas and pipeline segment for each of the three years ended December 31, 2003, 2004 and 2005 were RMB 13,530 million, RMB 13,901 million and RMB 11,137 million, respectively. The decrease in 2005 resulted primarily from decreased capital expenditures for the second Shaanxi-Beijing natural gas pipeline.
      Our anticipated capital expenditures for our natural gas and pipeline segment for the year ending December 31, 2006 amount to approximately RMB 15,300 million. Of this amount, RMB 800 million is expected to be invested in pipelines for the transmission of crude oil, RMB 1,300 million in the pipelines of refined products and RMB 13,200 million in natural gas pipelines. See “Item 4 — Information on the Company — Natural Gas and Pipeline — Expansion of Our Natural Gas Transmission and Marketing Business” for a more detailed discussion of the expansion plans of our natural gas and pipeline segment.

Corporate and Other
      Our non-segment-specific capital expenditures and investments for each of the three years ended December 31, 2003, 2004 and 2005 were RMB 138 million, RMB 174 million and RMB 427 million, respectively. Our non segment-specific capital expenditures and investments related primarily to purchase of non-segment-specific equipment and research and development activities.
      Our anticipated non-segment-specific capital expenditures and investments for the year ending December 31, 2006 amount to RMB 1,200 million. These planned capital expenditures and investments mainly include capital expenditures for scientific research activities and the construction of the ERP information system.
Off-Balance Sheet Arrangements
      There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Long-Term Contractual Obligations and Other Commercial
Commitments and Payment Obligations
      The tables below set forth certain information in connection with our long-term contractual obligations and other commercial commitments outstanding as of December 31, 2005.

	Payment due by period

		Less than			After
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years

	(RMB in millions)
Long-term debt	59,895	15,325	29,766	3,549	11,255
Capital lease obligations	0	0	0	0	0
Operating leases	94,990	3,208	5,153	5,363	81,266
Capital commitments	13,365	7,241	6,099	5	20
Unconditional purchase obligations	2,553.3	2,232.8	231	64.1	25.4
Other long-term obligations	0	0	0	0	0
Total contractual cash obligations	170,803.3	28,006.8	41,249	8,981.1	92,566.4

	Amount of commitment expiration per period

	Total
	amounts	Less than			Over
Other commercial commitments	committed	1 year	1-3 years	3-5 years	5 years

	(RMB in millions)
Lines of credit	0	0	0	0	0
Standby letters of credit	0	0	0	0	0
Guarantees	187	11	101	22	53
Total commercial commitments	187	11	101	22	53
      We are obligated to make annual payment with respect to our exploration and production licenses to the Ministry of Land and Resources. The table below sets forth the estimated amount of the annual payments in the future five years:

Year	Annual payment

(RMB in millions)
2006	681
2007	712
2008	712
2009	712
2010	850
      We sell a substantial portion of our natural gas under long-term take-or-pay contracts. Under these contracts, the customers are required to take or pay, and we are obligated to deliver, minimum quantities of natural gas annually.

      As of December 31, 2005, our future minimum delivery commitments under such take-or-pay contracts are as follows:

Quantities

(billion of cubic feet)
2006	451
2007	583
2008	639
2009	704
2010	583
2011 and thereafter	5,528

Oil-and-Gas Assets Retirement Obligation
      Before the issuance of two provincial regulations, the Environmental Protection Regulation for Oil and Gas Exploration and Production Activities in Heilongjiang Province and the Environmental Protection Regulation for Oil and Gas Exploration and Production Activities in Gansu Province, which set forth specific abandonment and disposal processes for oil and gas exploration and production activities in 2005, our company was neither legally obligated to, nor was our company under the constructive obligation, to take any abandonment measures for its retired oil and gas properties located in China. In 2005, our company established standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of two provincial regulations which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. As a result, our company became legally obligated to take abandonment measures for its retired oil and gas properties located in the two provinces where the new regulations were enacted, and is under the constructive obligation to take abandonment measures for its retired oil and gas properties located in other provinces where comparable regulations were not enacted. An obligation of RMB 13.2 billion was recorded at the end of 2005 and did not have a material impact on our company’s 2005 financial results.
      The estimated average future annual charge, including depreciation and accretion expenses, to the consolidated statement of income of our company arising from the recording of this provision is estimated to be less than RMB 2.0 billion. We do not expect this charge to have a material impact on the results of operations and financial condition of our company.
      The average annual cash outflow resulting from performing all standard abandonment procedures established by our company in 2005 for all oil and gas properties is estimated to be less than RMB 2.0 billion. We do not expect this cash outflow to have a material impact on the liquidity of our company.
Research and Development
      We have a research and development management department, directly under which there are three research institutions. Except for our branch companies which are engaged in marketing activities, each of our branch companies has its own research and development management department. Most of our branch companies have their own research institutions. Our research and development management departments are mainly responsible for managing and coordinating the research and development activities conducted by each of the research institutions. As of December 31, 2005, we had 22,218 employees engaged in research and development functions.
      In 2005, we applied for 188 patents and 135 trademarks in China. We obtained patent rights for 238 patents in the same period.

      In each of the three years ended December 31, 2003, 2004 and 2005, our total expenditures for research and development were approximately RMB 2,442 million, RMB 2,977 million and RMB 3,195 million, respectively.
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
Refining and Chemicals
      In order to organize and coordinate our research and development activities related to our refining and chemicals businesses, we established PetroChina Refining & Chemicals Technology Research Center in July 2003, which is responsible for developing research strategies of our refining and chemicals, as well as managing and coordinating to finish leading and major research projects and cooperation research with domestic or foreign entities. We have established four research and development centers in Daqing Petrochemical, Liaoyang Petrochemical, Lanzhou Petrochemical and Jilin Petrochemical to carry out the research and development of certain of our major refining and chemicals research projects. In order to enhance our competitiveness and develop core technologies, we are integrating the resources of our down-stream scientific research and development system in the near future.
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
Other Information
Inflation
      Inflation or deflation has not had a significant impact on our results of operations for the year ended December 31, 2005.

Non-Exchange Traded Contracts
      We did not engage for the year ended December 31, 2005, and do not currently engage, to a material extent, in any trading activities involving commodity contracts that are accounted for at fair value but for which a lack of market price quotations makes it necessary to apply fair value estimation techniques.
Related Party Transactions
      For a discussion of related party transactions, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” and Note 34 to our consolidated financial statements included elsewhere in this annual report.
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
      A summary of the principal differences and additional disclosures applicable to us is set out below:

Revaluation of Property, Plant and Equipment
      As described in Note 17 to the consolidated financial statements, the property, plant and equipment, excluding oil and gas reserves, transferred to our company by CNPC were appraised as of June 30, 1999, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC, China Enterprise Appraisal. As at September 30, 2003, a revaluation of our company’s refining and chemical production equipment was undertaken by a firm of independent valuers registered in the PRC, China United Assets Appraiser Co., Ltd, on a depreciated replacement cost basis.
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
      The depreciation charge, which includes impairment charge, on the revaluation surplus from January 1, 2005 to December 31, 2005 was RMB 6,528 million, from January 1, 2004 to December 31, 2004 was RMB 8,170 million, and from January 1, 2003 to December 31, 2003 was RMB 8,053 million.
      The depreciation charge, which includes impairment charge, on the revaluation loss from January 1, 2005 to December 31, 2005 was RMB 149 million, from January 1, 2004 to December 31, 2004 was RMB 830 million, and from January 1, 2003 to December 31, 2003 was RMB 144 million,
      The loss on disposal of revalued property, plant and equipment, which includes shut down of manufacturing assets, from January 1, 2005 to December 31, 2005 was RMB 432 million, from January 1, 2004 to December 31, 2004 was RMB 523 million, and from January 1, 2003 to December 31, 2003 was RMB 451 million.
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

One-time Compensatory Payments for Staff Housing
      The Ministry of Finance of the PRC issued several public notices and regulations during the years ended December 31, 2000 and 2001 with respect to the one-time compensatory payments for staff housing payable to certain employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards as determined in accordance with government regulations and guidelines. These Ministry of Finance notices and regulations also provided that the portion of remedial payments attributable to the periods prior to a restructuring of the employer enterprise from a wholly state-owned status to a less than wholly state-owned status is to be borne by the state shareholder of the enterprise.
      The restructuring that resulted in the formation of CNPC group took place in November 1999. As such, the one-time compensatory housing payments payable to the eligible employees of our company are to be borne by the state shareholder of our company.
      Under IFRS, such direct payments to employees or reimbursements will not be recorded through the consolidated profit and loss account of CNPC. US GAAP contains no such exemption but requires this principal shareholder’s action on behalf of our company to be recorded in the consolidated profit and loss account. In the last quarter of year 2002, our company and CNPC completed the process of estimating the amount payable to qualified employees of our company. This amount, RMB 2,553 million, was reflected in determining net income of CNPC for the year ended December 31, 2002, under US GAAP. Since this amount is borne by CNPC, a corresponding amount has been included as an addition to the other reserves in the shareholders’ equity of our company. There were no significant changes in this estimate during 2004 and 2005.

Minority Interest
      In accordance with the revised IAS 1 and IAS 27, minority interest becomes part of the profit for the year and total equity of our company, whereas under US GAAP, it is respectively excluded from the net income and shareholders’ equity of our company. In addition, the reconciling item also includes the impact of minority interest’s share of the revaluation gain and loss, on the property, plant and equipment of non-wholly owned subsidiaries, to net income and shareholders’ equity under US GAAP.

Purchase from Minority Interests of Listed Subsidiaries
      As described in Note 38 to the consolidated financial statements, our company acquired certain outstanding A shares from the minority interests of Jinzhou Petrochemical Company Limited (“JPCL”) and Liaohe Jinma Oilfield Company Limited (“LJOCL”). Under IFRS, our company applies a policy of treating transactions with minority interests as transactions with equity participants of our company. Therefore, the assets and liabilities of JPCL and LJOCL additionally acquired by our company from minority interests were recorded by our company at cost. The difference between the company’s purchase cost and the book value of the interests in JPCL and LJOCL acquired by our company from minority interests was recorded in equity. Under US GAAP, the acquisition of additional minority interest is accounted for under purchase method. Assets and liabilities additionally acquired were restated to fair value and the difference of purchase cost over fair value of the minority interests acquired and identified intangible assets was recorded as goodwill.

Recent US Accounting Pronouncements
      In December 2004, the FASB revised FAS No. 123 (FAS 123R). FAS 123R, “Share-Based Payment”, requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Pro forma disclosure is no longer an alternative to financial statement recognition. FAS 123R is effective for interim periods beginning after June 15, 2005. Our company is evaluating the transition provisions allowed by FAS 123R. Our company does not expect the adoption of FAS 123R to have a material impact on our company’s financial position or operational results.
      On November 24, 2004, the FASB issued Statement No. 151, “Inventory Costs”, an amendment of ARB No. 43, Chapter 4 (FAS 151). FAS 151 requires that abnormal amounts of idle capacity and spoilage costs be excluded from the cost of inventory and expensed when incurred. The provisions of FAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. Our company does not expect the adoption of FAS 151 to have a material impact on our company’s financial position or results of operation.
      On December 15, 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29 (FAS 153). FAS 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Our company does not expect the adoption of FAS 153 to have a material impact on our company’s financial position or results of operation.
      In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement” (FIN 47), an Interpretation of FASB Statement No. 143. This Interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated when incurred. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on our company’s financial position or operational results.
      On March 29, 2005, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107, “Share-Based Payment” (SAB 107). This bulletin provides guidance related to share-based payment transactions with nonemployees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of FAS 123R in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of FAS 123R, the modification of employee share options prior to adoption of FAS 123R and disclosures in Operating Results, Financial Review and Prospects subsequent to adoption of FAS 123R. SAB 107 will be effective when a registrant adopts FAS 123R. Our company does not expect the adoption of SAB 107 to have a material impact on our company’s financial position or operational results.
      In April 2005, the FASB issued Staff Position No. FAS 19-1, “Accounting for Suspended Well Costs”. The FASB staff believes that exploratory well costs should continue to be capitalized when the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. The Board replaces paragraphs 31 to 34 of Statement 19 and requires certain disclosures in the notes to the annual financial statements to provide information for users of financial statements about management’s application of judgment in its evaluation of a project’s capitalized exploratory well costs. The disclosure required by this FSP should be made in reporting periods beginning after April 4, 2005. Our company has made disclosures which meet the disclosure requirement of this FSP in its consolidated financial statements.
      In May 2005, the FASB issued Statement No. 154, “Accounting changes and Error Corrections” (FAS 154), which replaces APB Opinions No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The reporting of a correction of an error by restating previously issued financial statements is also addressed by this Statement. FAS154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Our company does not expect the adoption of FAS 154 to have a material impact on our company’s financial position or operational results.

Quantitative Disclosure Relating to US GAAP and IFRS

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
      Net income. Net income under US GAAP increased 26.4% from RMB 109,051 million for the year ended December 31, 2004 to RMB 137,865 million for the year ended December 31, 2005. This increase was due primarily to an increase of RMB 31,996 million in the net income under IFRS as discussed in “Item 5 — Operating and Financial Review and Prospects — Operating Results”.
      Shareholders’ equity. Shareholders’ equity under US GAAP increased 23.1% from RMB 405,573 million as of December 31, 2004 to RMB 499,130 million as of December 31, 2005. This increase was due primarily to the net income of RMB 137,865 million under US GAAP, which was partially offset by the payment of (i) the final dividend of RMB 25,936 million for the year of 2004 and (ii) the interim dividend of RMB 27,731 million for the year of 2005.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      Net income. Net income under US GAAP increased 44.2% from RMB 75,640 million for the year ended December 31, 2003 to RMB 109,051 million for the year ended December 31, 2004. This increase was due primarily to an increase of RMB 35,749 million in the net income under IFRS as discussed in “Item 5 — Operating and Financial Review and Prospects — Operating Results”.
      Shareholders’ equity. Shareholders’ equity under US GAAP increased 22.7% from RMB 330,520 million as of December 31, 2003 to RMB 405,573 million as of December 31, 2004. This increase was due primarily to the net income of RMB 109,051 million under US GAAP, which was partially offset by the payment of (i) the final dividend of RMB 13,947 million for the year of 2003 and (ii) the interim dividend of RMB 20,381 million for the year of 2004.
Environmental Expenses and Capital Expenditures
      We paid pollutant discharge fees of approximately RMB 155 million, RMB 182 million and RMB 199 million respectively, in 2003, 2004 and 2005. Our capital expenditures on environmental programs in 2003, 2004 and 2005 were approximately RMB 1,076 million, RMB 1,345 million and RMB 1,633 million, respectively. On November 13, 2005, an explosion occurred at our branch company in Jilin Province. The incident caused serious personal injuries and deaths, loss of property and water pollution of the Songhuajing River. The Chinese government is currently investigating the cause of this incident and we will, in accordance with the result of such investigation, take responsibility for this incident.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors, Senior Management and Supervisors
      Our board of directors consists of thirteen directors, three of whom are independent non-executive directors. The directors are elected at a meeting of our shareholders for a term of three years. The directors may be re-elected and re-appointed upon the expiration of his/her term of office. The functions and duties conferred on the board of directors include:

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
      The PRC Company Law requires a joint stock company with limited liability to establish a supervisory committee. This requirement is reflected in our articles of association. The supervisory committee is responsible for monitoring our financial matters and overseeing the actions of our board of directors and our management personnel. The supervisory committee consists of seven supervisors, six of whom are elected, including four shareholders representatives and two independent supervisors, and may be removed, by the shareholders in a general meeting and one of whom is an employees’ representative who is elected by our staff, and may be removed, by our staff. Three of our supervisors are affiliated with CNPC. The term of office of our supervisors is three years. The supervisors may be re-elected and re-appointed upon the expiration of his/her term of office. An elected supervisor cannot concurrently hold the position of a director, manager or financial controller. The functions and powers conferred on the supervisory committee include:

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
      Our senior management is elected by and serves at the discretion of our board of directors.

      The following table sets forth certain information concerning our current directors, supervisors and executive officers.

Name	Age	Position	Date of election(1)

Chen Geng	59	Chairman of the board of directors	May 18, 2004
Jiang Jiemin	50	Vice Chairman of the board of directors and President	May 18, 2004
Su Shulin	43	Director and Senior Vice President	November 8, 2005
Duan Wende	54	Director and Senior Vice President	May 18, 2004
Zheng Hu	59	Director	May 28, 2003
Zhou Jiping	53	Director	May 18, 2004
Wang Yilin	49	Director	November 8, 2005
Zeng Yukang	55	Director	November 8, 2005
Gong Huazhang	59	Director	November 8, 2005
Jiang Fan	42	Director	November 8, 2005
Chee-Chen Tung	63	Independent non-executive director	November 8, 2005
Liu Hongru	75	Independent non-executive director	November 8, 2005
Franco Bernabè	57	Independent non-executive director	May 28, 2003
Li Huaiqi	56	Secretary to the board of directors
Wang Guoliang	53	Chief Financial Officer
Liao Yongyuan	43	Vice President
Jia Chengzao	57	Vice President
Hu Wenrui	56	Vice President
Wang Fucheng	55	Chairman of the supervisory committee
Wen Qingshan	47	Supervisor
Sun Xianfeng	53	Supervisor
Xu Fengli	58	Supervisor
Qin Gang	52	Supervisor
Li Yongwu	61	Independent supervisor
Wu Zhipan	49	Independent supervisor

(1)	For directors only.
Directors
      Chen Geng, aged 59, is Chairman of the Board of Directors of our company and the General Manager of CNPC. Mr Chen is a senior economist. He graduated from the Beijing Economics Institute (now renamed as the Capital University of Economics and Trade) in 1968, majoring in labor economics. He has over 30 years of working experience in China’s oil and gas industry. Mr Chen was appointed Deputy Director of Changqing Petroleum Exploration Bureau in October 1983, Deputy Director of the Labor Department under the Ministry of Petroleum Industry in April 1985, Director of the Labor Bureau of China National Petroleum Corporation from August 1988, Assistant to the General Manager of China National Petroleum Corporation in December 1993, Deputy General Manager of China National Petroleum Corporation in September 1997, Deputy Director of the State Petroleum and Chemical Industry Bureau in March 1998, and Deputy General Manager of CNPC in February 2001. Mr Chen was appointed as a Director of our company in June 2001. He was the President of our company from December 2002 to May 2004. Mr Chen became General Manager of CNPC in April 2004. He became the Chairman of our company in May 2004.

      Jiang Jiemin, aged 50, is the Vice Chairman and President of our company. Mr Jiang is a senior economist and holds a college degree. Mr Jiang has nearly 30 years of working experience in China’s oil and gas industry. He was made Deputy Director of the Shengli Petroleum Administration Bureau in March 1993, Senior Executive of the Qinghai Petroleum Administration Bureau in June 1994, Director of the Qinghai Petroleum Administration Bureau in November 1994, and Assistant to the General Manager and Team Leader for the Restructuring and Listing Preparatory Team of CNPC in February 1999, and a Director and Vice President of our company from November 1999 to June 2000. Mr Jiang was appointed as Deputy Provincial Governor of the Qinghai Province since June 2000, was made a member of the provincial party committee of the Qinghai Province and Deputy Provincial Governor of Qinghai since November 2000, and the deputy secretary of the provincial party committee of Qinghai Province and Deputy Provincial Governor of Qinghai since June 2003. Mr Jiang has been the Vice Chairman and President of our company since May 2004.
      Su Shulin, aged 43, is a Director and Senior Vice President of our company. Mr Su has a Master’s degree and is a senior engineer. He graduated from Daqing Petroleum Institute in 1983 majoring in oil geology (Bachelor’s degree) and Harbin University of Engineering in March 1999 in Project Management (Master’s degree). He has over 20 years of working experience in China’s oil and gas industry. Since 1996, Mr Su has worked as Director Assistant of Daqing Petroleum Administration Bureau and concurrently the Department Head of the First Oil and Natural Gas Development Department, and then Executive Deputy Director and later Director of Daqing Petroleum Administration Bureau. He was appointed Vice President of our company on November 5, 1999, and was concurrently the Chairman and General Manager of our company’s subsidiary Daqing Oilfield Company Limited. Mr Su ceased to act as the Chairman and the General Manager of Daqing Oilfield Company Limited in December 2003. Mr Su has been a Director of our company since November 2002, and has been a Senior Vice President of our company since December 3, 2002.
      Duan Wende, aged 54, is a Director and Senior Vice President of our company. Mr Duan is a senior engineer and holds a college degree. He graduated from the Postgraduate School of the Chinese Academy of Social Sciences in Investment Economics. He has over 30 years of working experience in China’s petrochemical industry. From April 1975 to May 1999, Mr Duan was the Deputy Factory Manager of Fushun No. 628 Factory and of the chemical fibers factory, the Commander of the Fushun Ethylene Project Command Division, Deputy Factory Manager of the ethylene factory, the Factory Manager of the acrylic fibers factory and the detergent factory and Deputy Manager of Fushun Petrochemical Corporation. He has been the Manager of Fushun Petrochemical Corporation since May 1999; he has been appointed as the General Manager of Fushun Petrochemical Branch Company since October 1999. He has been an Assistant to the General Manager of CNPC since August 2001. He has been a Vice President of our company since March 2002. He has been a Director of our company since May 2004. He has been a Senior Vice President of our company since November 28, 2005.
      Zheng Hu, aged 59, is a Director of our company and a Deputy General Manager of CNPC. Mr Zheng is a senior engineer and graduated from Beijing Petroleum Institute. He has over 30 years of working experience in China’s oil and gas industry. From 1990 to 1992, Mr Zheng was the Vice Chancellor of Beijing Petroleum Managers Training Institute. From 1992 to 1999, Mr Zheng worked as Deputy General Manager and General Manager of China Petroleum Technology Development Corporation, China Petroleum Materials and Equipment (Group) Corporation, and as Director of Personnel and Labour Department of CNPC. Since August 2000, Mr Zheng has been a Deputy General Manager of CNPC. He has been a Director of our company since June 30, 2000.
      Zhou Jiping, aged 53, is a Director of our company and a Deputy General Manager of CNPC. Mr Zhou is a senior engineer and holds a Master’s degree in marine geologic structure from Nanhai Marine Research Institute of the Chinese Academy of Sciences. He has over 30 years of working experience in China’s oil and gas industry. Mr Zhou was the Exploration Manager of the Exploration and Development Department of China National Offshore Oil Corporation, Manager of the Overseas

Department of the International Co-operation Bureau of China National Petroleum Corporation, General Manager of China National Oil & Gas Exploration and Development Corporation in Vanuatu and General Manager of China National Oil & Gas Exploration and Development Corporation in Papua New Guinea. In November 1996, he was appointed Deputy Director of the International Exploration and Development Co-operation Bureau of China National Petroleum Corporation, Deputy General Manager of China National Oil & Gas Exploration and Development Corporation. In December 1997, he was appointed as General Manager of China National Oil & Gas Exploration and Development Corporation and Deputy Director of the International Exploration and Development Co-operation Bureau of China National Petroleum Corporation. He became General Manager of China Oil & Gas Exploration and Development Corporation in October 1998. Since August 2001, he was Assistant to the General Manager of CNPC and General Manager of China National Oil & Gas Exploration and Development Corporation. Since December 2003, Mr Zhou has been Deputy General Manager of CNPC. Mr Zhou was appointed a Director of our company in May 2004.
      Wang Yilin, aged 49, is a Director of our company and a Deputy General Manager and Safety Director of CNPC. Mr Wang is a senior engineer who graduated from Huadong Petroleum Institute in 1982, majoring in Petroleum Geological Exploration. In 2002, he completed his Doctorate course in the specialized study of mineral survey and exploration and obtained his Doctor’s degree in Engineering at the Petroleum University. He has over 20 years of working experience in China’s oil and gas industry. Mr Wang has been the Deputy Director and Chief Exploration Geologist of Xinjiang Petroleum Administration Bureau since June 1996. He was appointed as the General Manager of the Xinjiang Oilfield Branch of our company in September 1999. He was appointed as the Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of the Xinjiang Oilfield Branch of our company since June 2001. From July 2003 onwards, he was appointed as the Assistant to the General Manager of CNPC, the Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of the Xinjiang Oilfield Branch of our company concurrently. Since December 2003, he was appointed as the Deputy General Manager of CNPC, the Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of the Xinjiang Oilfield Branch of our company. From May 2004, he ceased to work as the Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of the Xinjiang Oilfield Branch of our company. From July 2004 onwards, he has also worked as the Safety Director of CNPC. He has been a Director of our company since November 8, 2005.
      Zeng Yukang, aged 55, is a Director of our company and a Deputy General Manager of CNPC. Mr Zeng graduated from Hubei Geological Institute in 1974, majoring in petroleum geology. He has over 30 years of working experience in China’s oil and gas industry. Mr Zeng has been the Senior Executive of the Exploration and Development Institute of Daqing Petroleum Administration Bureau since June 1996. From February 2000 onwards, he was appointed as the Standing Deputy Director of Daqing Petroleum Administration Bureau. Since March 2001, he was appointed as the Director of Daqing Petroleum Administration Bureau. Since November 2002, he held the positions of Assistant to the General Manager of CNPC and Director of Daqing Petroleum Administration Bureau concurrently. From February 2005 onwards, he has been the Assistant to the General Manager of CNPC and the Senior Executive of Daqing Petroleum Administration Bureau. From September 2005 onwards, he has been a Deputy General Manager of CNPC. He was appointed as a Director of our company on November 8, 2005.
      Gong Huazhang, aged 59, is a Director of our company. Mr Gong is also the General Accountant of CNPC. Mr Gong is a senior accountant and graduated from Yangzhou Business School. He has over 30 years of working experience in China’s oil and gas industry. Mr Gong worked as Chief Accountant, Deputy Director and Director of the Finance Bureau of China National Petroleum Corporation from 1991. He was the Director of Finance and Assets Department of CNPC in October 1998 and has been the General Accountant of CNPC since February 1999. Mr Gong has been a Director of our company since November 5, 1999.

      Jiang Fan, aged 42, is a Director of our company and the General Manager of Dalian Petrochemical Company. Mr Jiang graduated from Dalian Technical Institute in 1985, majoring in chemical engineering. In June 2003, he completed his Master’s degree in administration science and engineering at the Petroleum University and obtained his Master’s degree in management study. He has over 20 years of working experience in China’s petrochemical industry. Mr Jiang was appointed as the Deputy Manager of Dalian Petrochemical Company since December 1996. In September 1999, he was appointed as the Deputy General Manager of Dalian Petrochemical Company. In February 2002, he became the General Manager of Dalian Petrochemical Company. Mr Jiang has been a Director of our company since November 8, 2005.
Independent Non-executive Directors
      Chee-Chen Tung, aged 63, is an independent non-executive Director of our company. Mr Tung is Chairman and Chief Executive Officer of Orient Overseas (International) Limited (OOIL). He was educated at the University of Liverpool, England, where he received his Bachelor of Science degree. He later acquired a Master’s degree in Mechanical Engineering at the Massachusetts Institute of Technology in the United States. Mr Tung served as Chairman of Hong Kong Shipowner’s Association between 1993 and 1995. From 1999 to 2001, Mr Tung served as Chairman of the Hong Kong General Chamber of Commerce, an independent non-executive director of Hu Hangyong Expressway Company Ltd., Bank of China (Hong Kong) Ltd., Sing Tao News Corporation Limited, Wing Hang Bank and Cathay Pacific Airways, and is a member of the Hong Kong Port Development Board. Mr Tung is also Chairman of the Institute for Shipboard Education Foundation, Chairman of the Advisory Council of the Hong Kong Polytechnic University, a member of the Board of Trustees of the International Academic Center of the University of Pittsburgh, and the School of Foreign Service of Georgetown University. Mr Tung has been an independent non-executive Director of our company since November 5, 1999.
      Liu Hongru, aged 75, is an independent non-executive Director of our company. Mr Liu graduated from the Faculty of Economics of the University of Moscow in 1959 with an associate Doctorate degree. Mr Liu worked as Vice Governor of the Agricultural Bank of China, Vice Governor of the People’s Bank of China, Deputy Director of the State Economic Restructuring Committee, and the Chairman of the China Securities Regulatory Commission. Mr Liu is currently a Deputy Director of the Economics Committee under the Chinese People’s Political Consultative Conference and concurrently serves as Vice President of China Finance and Banking Society, Vice President of the China National Debt Association and President of the Shanghai Institute of Financial and Legal Studies. Mr Liu is also a professor at the Peking University, the Postgraduate School of the People’s Bank of China and the City University of Hong Kong. Mr Liu serves as an independent non-executive director or non-executive director in four companies listed on HKSE, and possesses the accounting or financial management qualification required under the Listing Rules of HKSE. Mr Liu was appointed as an independent Supervisor of our company in December 1999. Upon his resignation from this post, he has been an independent non-executive Director of our company since November 19, 2002.
      Franco Bernabè, aged 57, is an independent non-executive Director of our company. Mr Bernabè is the Chairman of the Franco Bernabè Group and Vice Chairman of H3G. He is also a Vice Chairman of Rothschild Europe. He is a former CEO of ENI and of Telecom Italia. He has also served as a special representative of the Italian government for the reconstruction of the Balkan region. Mr Bernabè joined ENI in 1983 to become an assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 was the Chief Executive Officer of ENI. Mr Bernabè led the restructuring program of the ENI Group, making it one of the world’s most profitable oil companies. Between 1998 and 1999, Mr Bernabè was the Chief Executive Officer of Telecom Italia. Prior to his joining ENI, Mr Bernabè was the head of economic studies at FIAT. Mr Bernabè was a senior economist at the OECD Department of Economics and Statistics in Paris. Earlier he was a professor of political economy at the School of Industrial Administration, Turin

University. Mr Bernabè has been an independent non-executive Director of our company since June 30, 2000.
Secretary to the Board of Directors
      Li Huaiqi, aged 56, is the Secretary to the Board of Directors of our company. Mr Li is a senior economist. He has over 30 years of working experience in China’s oil and gas industry. Mr Li once worked in the Daqing Oil Field, the Liaohe Oil Field and the Huabei Oil Field and in the Nanhai Petroleum Company. From June 1992 to October 1998, Mr Li worked as Deputy Director and Director of the Foreign Affairs Bureau of China National Petroleum Corporation. From October 1998, Mr Li was appointed as Director of the International Co-operation Department (Foreign Affairs Bureau) of CNPC. Mr Li has been the Secretary to the Board of Directors of our company since August 29, 2001.
Other Senior Management Personnel
      Wang Guoliang, aged 53, is Chief Financial Officer of our company. Mr Wang holds a Master’s degree and is a senior accountant. He graduated from the Heilongjiang Business College and Hebei University. He has over 20 years of working experience in China’s oil and gas industry. Mr Wang worked as the Vice President of China National Petroleum Corporation Finance Co. Ltd. from 1995 to 1997. From 1998 to 1999, he was the Deputy General Manager and General Accountant of China National Oil & Gas Exploration and Exploitation Corporation. Mr Wang has been the Chief Financial Officer of our company since November 1999. From November 1999 to March 2002, he was also the General Manager of our company’s Finance Department.
      Liao Yongyuan, aged 43, is a Vice President of our company. Mr Liao is a Master’s degree holder and a senior engineer. He graduated from the Well Drilling Engineering Faculty of Jianghan Oil Institute as an undergraduate in 1982 and from the Management Sciences and Engineering Faculty of the University of Petroleum (East China) with a Master’s degree in 2001 and has more than 20 years of working experience in China’s oil and gas industry. He was a Deputy General Engineer for Shengli Oilfield and a Manager of No. 1 Well Drilling Company and Deputy General Engineer and concurrently a core leader of Tarim-Shengli Well Drilling Company from 1993 to 1995. He was Deputy Director of the New Zone Exploration and Development Department of China National Petroleum Corporation from June to November 1996, the Standing Deputy Commander and then Commander of Tarim Petroleum Exploration and Development Headquarters from November 1996 to September 1999. He was the General Manager of Tarim Oilfield Branch Company from September 1999 to October 2001, and also Deputy Director of Gansu Provincial Economic and Trade Committee from October 2001 to January 2004. He has worked as the Assistant to the General Manager of CNPC since January 2004. He has been concurrently the Head of Coordination Team for Oil Enterprises in Sichuan and Chongqing and Director of the Sichuan Petroleum Administration since April 2004. He has been a Vice President of our company since November 28, 2005.
      Jia Chengzao, aged 57, is a Vice President of our company and the President of the China Oil Exploration and Exploitation Research Institute. Mr Jia is a Doctorate degree holder, a senior engineer and a fellow of the Chinese Academy of Sciences. He graduated from Nanjing University and has over 25 years of working experience in China’s oil and geological industry. From 1994, Mr Jia has worked as the Deputy Chief Geologist and then the Chief Geologist and Deputy Commander of the Tarim Oil Exploration and Exploitation Headquarters. From 1998, he has also been a Vice President of the China Oil Exploration and Exploitation Scientific Research Institute of CNPC. From 1999, Mr Jia worked as the Deputy General Manager of the China Petroleum Tarim Oil Field and the Deputy Director of China Oil Exploration and Exploitation Research Institute. He has been the Chief Geologist of our company from July 2000. Mr Jia has also served as the President of the China Oil Exploration and Exploitation Research Institute since December 16, 2002. Mr Jia has been a Vice President of our company since November 28, 2005.

      Hu Wenrui, aged 56, is a Vice President of our company. Mr Hu is a senior engineer, and has over 30 years of working experience in China’s oil and gas industry. From 1984 to 1989, Mr Hu was the Manager of Changqing Oilfield No. 2 Oil Extraction Plant, and since April 1989, he was the Deputy Director, Standing Deputy Director and eventually Director of Changqing Petroleum Exploration Bureau. From September 1999 to December 2002, he was the General Manager of Changqing Oilfield Branch Company. He has been the General Manager of our company’s Exploration and Production Branch since December 2002. Mr Hu has been a Vice President of our company since November 28, 2005.
Supervisors
      Wang Fucheng, aged 55, is the Chairman of the Supervisory Committee of our company. Mr Wang is a senior economist. He graduated from the Shandong Normal University and has over 30 years of working experience in China’s oil and gas industry. Mr Wang worked in the Shengli Oil Field, Zhongyuan Oil Field and Liaohe Oil Field. From 1986 to June 2000, Mr Wang worked as the Senior Executive of the Shengli Oil Field, Senior Executive of the Liaohe Oil Exploration Bureau, Director of the Liaohe Oil Exploration Bureau and General Manager of the Branch Office of Liaohe Oil Field. Mr Wang was appointed as a Director of our company in June 2000 and was appointed as the Vice President of our company in July 2000. Mr Wang resigned as a Director of our company before becoming a Supervisor of our company. Mr Wang has been the Chairman of the Supervisory Committee of our company since November 8, 2005.
      Wen Qingshan, aged 47, is a Supervisor of our company and the Director of the Finance and Assets Department of CNPC. Mr Wen is a senior accountant and a graduate of the Renmin University of China. He was the Deputy Chief Accountant of the Finance and Assets Department of CNPC from November 1998, Deputy Director of the Finance and Assets Department of CNPC from May 1999 and Director of the Finance and Assets Department of CNPC from May 2002. He has been a Supervisor of our company since November 2002.
      Sun Xianfeng, aged 53, is a Supervisor of our company and the Director of the Audit Department and the Audit Services Centre of CNPC. Mr Sun graduated from the Huadong Petroleum Institute in September 1977. Mr Sun worked as Deputy Director of the Supervisory Bureau of China National Petroleum Corporation from November 1996, before being transferred to the Eighth Office of the State Council Compliance Inspectors’ General Office (Supervisory Committee of Central Enterprises Working Commission) as its temporary head in June 1998. He has been the Deputy Director of the Audit Department of CNPC from October 2000, and also the Director of the Audit Services Centre of CNPC since December 2000. He has been the Director of the Auditing Department of CNPC and the Director of the Auditing Services Centre since April 2004. He has been a Supervisor of our company since May 2004.
      Xu Fengli, aged 58, is a Supervisor and General Manager of the Audit Department of our company. Mr Xu is a senior accountant. He graduated from the Xi’an Petroleum Institute in July 1985. He has over 30 years of working experience in China’s petrochemical industry. Mr Xu was appointed as the Chief Accountant of Fushun Petrochemical Corporation in November 1995, Deputy Director of the Finance and Assets Department of CNPC in November 1998, Deputy General Manager of the Finance Department of our company in December 1999, and Director of the Administrative Office of the Supervisory Committee of our company in October 2003. He has been a Supervisor of our company since May 2004 and the General Manager of the Audit Department of our company since November 2005.
      Qin Gang, aged 52, is a Supervisor and an employee representative of the Supervisory Committee of our company. Mr Qin is a senior engineer. He graduated in 1986 with an associate degree from Metallurgy School of Tianjin University, majoring in Enterprises Management. Mr Qin has over 30 years of working experience in China’s oil and gas industry. Mr Qin has acted as a Deputy Commander of Tarim Petroleum Exploration and Development Headquarters since November

1997 and a Deputy General Manager of Tarim Oilfield Company since September 1999. From June 2000, Mr Qin worked as Senior Executive of Tarim Southwest Company concurrently. Since July 2002, Mr Qin has worked as an executive and the Chairman of Labour Union of Tarim Oilfield Company. Mr Qin has been a Supervisor of our company since November 2005.
      Li Yongwu, aged 61, is an independent Supervisor of our company. Mr Li is a senior engineer and graduated from Tsinghua University in 1968, majoring in polymer studies. In June 1991, Mr Li was appointed as the Director of Tianjin Chemicals Bureau. Since July 1993, he was appointed as the Director of Tianjin Economic Committee. He became the Vice Ministor of the PRC Ministry of Chemical Industry in April 1995. He became Director of the State’s Petroleum and Chemical Industry Bureau since March 1998. In April 2001, he was appointed as a Deputy Director of the Liaison Office of the Central People’s Government at the Special Administrative Region of Macau. In December 2004, he was appointed as the Vice President of China Petroleum and Petrochemical Industry Association. In May 2005, he became the President of China Petroleum and Petrochemical Industry Association. In 2003, he was elected as a standing member of the Tenth Chinese People’s Consultative Conference. Mr Li has been an independent Supervisor of our company since November 8, 2005.
      Wu Zhipan, aged 49, is an independent Supervisor of our company. Mr Wu obtained a Doctor of Laws degree from the School of Law, Peking University in 1988, and was a visiting scholar at Harvard Law School from 1991 to 1992. Mr Wu is currently the Vice Chancellor of the Peking University. He is also an expert consultant of the Supreme People’s Court of the PRC, an arbitrator of the Arbitration Panel of China International Economic and Trade Arbitration Commission and President of the China Economic Law Research Societies. Mr Wu is the author of a large number of legal publications and has extensive work experience in the legal field. Mr Wu has been an independent Supervisor of our company since December 1999.
Compensation
Senior Management Compensation System
      Our senior management compensation system links our senior management members’ financial interests, including those of our executive directors and our supervisors, with our results of operations and the performance of our shares. All of our senior management members have entered into performance contracts with us. Under this system, the senior management members’ compensation has three components, namely, fixed salaries, performance bonuses and stock appreciation rights. The variable components in their compensation account for approximately 70% to 75% of our senior management officers’ total potential compensation, including up to 25% forming the performance bonus component and approximately 50% to 70% forming the stock appreciation rights component. Variable compensation rewards are linked to the attainment of specific performance targets, such as net income, return on capital and cost reduction targets. The chart below sets forth the components of the total potential compensation for key officers.

		% Stock
	% Fixed	appreciation	% Performance
	salary	rights	bonus

Chairman	30	70	0
President	25	60	15
Vice President	25	60	15
Department GM	25	50	25
      We have granted stock appreciation rights to 300 persons, including members of the board of directors and the supervisory committee, president, vice presidents and departmental managers, general managers and deputy general managers of specialized companies and local subsidiaries. Upon exercise of these stock appreciation rights, members of the senior management will not receive any of our shares, but will, by way of stock appreciation rights, receive a monetary sum that is calculated on the basis of the price of our H shares. In 2005, none of the directors and senior management exercised any of the stock appreciation rights granted to them. Since companies are not permitted to repurchase and hold their own shares for offering stock options under current PRC law, we expect to calculate our book gains and losses on the basis of share prices and in accordance with stock appreciation rights measures and make cash payment of such compensations.
Directors’ and Supervisors’ Compensation
      Our directors and supervisors, who hold senior management positions or are otherwise employed by us, receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind, including our contribution to the pension plans for these directors and supervisors.
      The aggregate amount of salaries, housing allowances, other allowances and benefits in kind paid by us to the five highest paid individuals of PetroChina during the year ended December 31, 2005 was RMB 3,293,788. We paid RMB 44,999 as our contribution to the pension plans in respect of those individuals in the year ended December 31, 2005.
      The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our directors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2005 was RMB 3,586,597.
      Save as disclosed, no other payments have been paid or are payable, in respect of the year ended December 31, 2005, by us or any of our subsidiaries to our directors. In addition, we have no service contracts with our directors that provide for benefits to our directors upon the termination of their employment with us.
      In 2005, we paid RMB 57,524 as our contribution to the pension plans in respect of our directors and supervisors, who hold senior management positions or are otherwise employed by us. The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our supervisors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2005 was RMB 44,428.
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
Audit Committee
      Our audit committee is currently composed of three non-executive independent directors, Mr. Franco Bernabè, Mr. Chee-Chen Tung and Mr. Liu Hongru, and one non-executive director, Mr. Gong Huazhang. Mr. Franco Bernabè serves as the chairman of the committee. Under our audit committee charter, the chairman of the committee must be an independent director and all resolutions of the committee must be approved by independent directors. The audit committee’s major responsibilities include:

•	supervising the integrity of financial reporting process to ensure fair, transparent and true financial disclosure;

•	evaluating the effectiveness of the internal control and risk management framework;

•	inspecting and supervising the effectiveness of the internal audit functions;

•	reviewing and supervising the engagement and work of external auditors, including evaluating the performance of external auditors annually and raising proposals together with the supervisory committee to the shareholders’ meetings with respect to the engagement, re-engagement and dismissal of external auditors and the compensation of such external auditors;

•	receiving, keeping and dealing with complaints regarding accounting, internal control or auditing matters.

•	receiving and dealing with anonymous submissions and complaints by employees regarding accounting or auditing matters, and keeping such submission and complaints confidential, and other duties provided in the Listing Rules from time to time.
Investment and Development Committee
      The current members of our investment and development committee are Su Shulin, as chairman of the committee, and Zhou Jiping and Wang Yilin, as member of the committee. The investment and development committee’s major responsibilities include:

•	studying strategic action plans as proposed by our President and making recommendations to the board of directors;

•	studying the annual investment budget and the adjustment proposal regarding the investment plan as proposed by our President and making recommendations to the board of directors; and

•	reviewing preliminary feasibility studies and feasibility studies for material investment projects requiring approval of the board of directors and making recommendations to the board of directors.
Evaluation and Remuneration Committee
      The current members of our evaluation and remuneration committee are Liu Hongru, as chairman of the committee, Mr. Zheng Hu and Mr. Chee-Chen Tung, as member of the committee. The evaluation and remuneration committee’s major responsibilities include:

•	managing the performance evaluations for our President and submitting report to our board and monitoring performance evaluations led by our President for Senior Vice President, Vice Presidents, Chief Financial Officer and other senior management personnel;

•	studying our incentive plan, compensation plan and stock appreciation rights plan, supervising and evaluating the implementation of these plans and making recommendations for improvements to and perfection of such plans.
Health, Safety and Environment Committee
      The current members of our health, safety and environment committee are Duan Wende, as chairman of the committee, Mr. Zeng Yukang and Mr. Jiang Fan, as member of the committee. The health, safety and environment committee’s major responsibilities include:

•	supervising the effective implementation of our Health, Safety and Environmental Protection Plan;

•	making recommendations to the board of directors and our President for major decisions with respect of health, safety and environmental protection;

•	inquiring the occurrence of and responsibilities for material accidents and supervising the remedial measures of material accidents.

Employees
      As of December 31, 2003, 2004 and 2005, we had 417,229, 424,175 and 439,220 employees, respectively. The table below sets forth the number of our employees by business segment as of December 31, 2005.

	Employees	% of total

Exploration and production	247,258	56.3
Refining and marketing	117,260	26.7
Chemicals and marketing	60,272	13.7
Natural gas and pipeline	10,760	2.5
Other(1)	3,670	0.8

Total	439,220	100.0%

(1)	Including the numbers of employees of the management of our headquarters and specialized companies, PetroChina Exploration & Development Research Institute, PetroChina Plan and Design Institute, and PetroChina Refining & Chemicals Technology Research Center.
      Our employees participate in various retirement benefit plans organized by municipal and provincial governments whereby we are required to make monthly insurance contributions to these plans at rates ranging from 16% to 22% of the employees’ salary. Expenses incurred by us in connection with the retirement benefit plans were approximately RMB 2,193 million, RMB 2,476 million and RMB 3,104 million, respectively, for the three years ended December 31, 2003, 2004 and 2005, respectively.
      In 2005, we have not experienced any strikes, work stoppages, labour disputes or actions which affected the operation of any of our businesses. We consider our relationship with our employees to be good.
Share Ownership
      Our directors, senior officers and supervisors do not have share ownership in PetroChina or any of PetroChina’s affiliates. We have granted stock appreciation rights relating to our H shares to our directors, senior officers and supervisors. Upon exercise of these stock appreciation rights, members of the senior management will not receive any of our shares, but will, by way of stock appreciation rights, receive a monetary sum which is calculated on the basis of the price of our H shares. Because the relevant PRC laws limit the ownership of the H shares of a company incorporated under the PRC laws to only non-PRC nationals, and companies are not permitted to repurchase and hold their own shares for offering stock appreciation rights under current PRC law, our directors, senior officers and supervisors do not hold our H shares under the stock options granted to them. Instead, we expect to calculate the book gains and losses on the basis of share prices and in accordance with our stock appreciation rights granting criteria to be finalized, and make cash payments of such compensation to our directors, senior officers and supervisors.

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
      PetroChina was established on November 5, 1999 with CNPC as its sole promoter. As of December 31, 2005, CNPC owned 157,922,077,818 State-owned shares, representing approximately 88.21% of the share capital of PetroChina, and, accordingly, CNPC is our controlling shareholder.
      The shares held by CNPC are state-owned shares in the share capital of PetroChina. However, CNPC has identical voting rights. Holders of state-owned shares and H shares are deemed to be shareholders of different classes for certain matters which may have effect on their respective interest.
      As of December 31, 2005, Warren E. Buffett, Berkshire Hathaway Inc., OBH, Inc., National Indemnity Company, GEICO Corporation and Government Employees Insurance Company, as a group as defined under Rule 13d-1(b)(1)(ii)(J) of the Securities Exchange Act of 1934, as amended, collectively owned 2,347,761,000 H shares, representing approximately 1.311% of the total outstanding share capital of PetroChina, or approximately 11.13% of the H shares of PetroChina.
Related Party Transactions
      As at December 31, 2005, CNPC directly owns an aggregate of approximately 88.21% of the shares of our company and therefore transactions between our company and CNPC constitute related party transactions between our company and CNPC under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).
One-off Related Party Transactions

Acquisition of Ningxia Dayuan Refinery and Petrochemical Company Limited and Qingyang Refinery and Petrochemical Company Limited
      Under an acquisition agreement between our company and CNPC dated March 28, 2005, our company has acquired the petroleum and natural gas-related refinery and petrochemical businesses respectively owned by CNPC’s wholly owned subsidiaries, Ningxia Dayuan Refinery and Petrochemical Company Limited and Qingyang Refinery and Petrochemical Company Limited for a cash consideration of RMB9.14 million. As CNPC is a controlling shareholder of our company, it is a connected person of our company and the Acquisitions constitute related party transactions for our company under the Listing Rules. Details of the transaction were announced by our company on March 30, 2005.
     Acquisition of Newco from CNODC (“Newco Acquisition”)
      Our company has entered into a purchase agreement with China National Oil and Gas Exploration and Development Corporation (“CNODC”, wholly-owned by CNPC) on June 8, 2005 whereby our company agreed to acquire a 50% ownership interest in Newco for a consideration of approximately RMB20,741 million. Newco is wholly owned by CNODC and one of its subsidiaries before the Newco Acquisition. Our company also entered into a transfer agreement to sell our wholly-owned subsidiary, PetroChina International, to Newco for a consideration of approximately RMB579 million on the same date.
      The purchase agreement and the transfer agreement have been approved by the shareholders of the Company at the extraordinary general meeting held on August 16, 2005. These agreements have been approved by relevant regulatory authorities.
      Upon completion of the purchase agreement and the transfer agreement, each of CNODC and our company will own a 50% interest in Newco. Our company will have the right to appoint 4 of the 7 directors of Newco, which will enable our company to maintain effective control over Newco. Its investment in Newco and the transfer of PetroChina International Limited to Newco will be accounted for in a manner similar to a uniting of interests since these transactions are among entities under common control by CNPC. The consolidated financial statements of our company will be restated as if the operations of our company and Newco had always been combined. Details of the transaction can be found in our company’s announcement and circular dated June 10, 2005 and June 30, 2005, respectively.
     Acquisition of PetroChina Fuel Oil Company Limited
      Our company has entered into two acquisition agreements with two wholly owned subsidiaries of CNPC, Liaohe Petroleum Exploration Bureau and China Oil Natural Gas Pipeline Bureau, on December 6, 2005 for the acquisition of shares representing 15.56% and 20.17%, respectively from them in Petrochina Fuel Oil Company Limited (“Fuel Oil Company”), a 55.43% subsidiary of our company, for an aggregate cash consideration of RMB 559 million (the “Acquisitions”). The Fuel Oil Company is principally engaged in the investment and development of fuel oil in the upstream and downstream areas outside the PRC. The Acquisitions constitute related party transactions for our company under the Listing Rules. The Acquisitions increase our company’s interests in the Fuel Oil Company and is expected to strengthen the management of the Fuel Oil Company. Details of the transaction were announced by our company on December 6, 2005.
Continuing Related Party Transactions
     Continuing Related Party Transactions with CNPC
      Our company and CNPC continue to carry out certain existing continuing related party transactions and have entered into new continuing related party transactions throughout the reporting period. The waiver in respect of the existing continuing related party transactions has expired on December 31, 2005. Our company has sought independent shareholders approval at the general meeting held on November 8, 2005 for a renewal of the existing continuing related party transactions and the new continuing related party transactions and proposed the new caps for existing continuing related party transactions and the new continuing related party transactions for January 1, 2006 to December 31, 2008.
      Our company and CNPC will continue to carry out the existing continuing related party transactions referred to in the following agreements:

Comprehensive Products and Services Agreement, First Supplemental Comprehensive Agreement and Second Supplemental Comprehensive Agreement
      Our company and CNPC continue to implement the Comprehensive Products and Services Agreement (“Comprehensive Agreement”) entered into on March 10, 2000 for the provision (i) by our company to CNPC and (ii) by CNPC Group to our company, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiary companies and affiliates. The Comprehensive Agreement has been amended by the First Supplemental Comprehensive Agreement and the Second Supplemental Comprehensive Agreement described below.

      The term of the Comprehensive Agreement was initially ten years starting from the date when our company’s business license was issued. This term has been amended by the Second Supplemental Comprehensive Agreement to three years commencing from January 1, 2006.
      During the term of the Comprehensive Agreement, termination of the product and service implementation agreements described below may be effected from time to time by the parties to the product and service implementation agreements providing at least six months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.
      Under the Comprehensive Products and Services Agreement, products and services to be provided by our company to CNPC Group include such products as refined products, chemical products, natural gas, crude oil and such services as relating to the supply of water, electricity, gas and heating, quantifying and measuring and quality inspection and other products and services as may be requested by the CNPC Group for its own consumption, use or sale from time to time.
      More products and services are to be provided by CNPC to our company, both in terms of quantity and variety, than those to be provided by our company to CNPC. Products and services to be provided by CNPC to our company have been grouped together and categorized according to the following types of products and services:

•	Construction and technical services,

•	Production services,

•	Supply of materials services,

•	Social services,

•	Ancillary services, and

•	Financial services.
      The First Supplemental Comprehensive Agreement dated June 9, 2005 was entered principally to amend the definitions of “state-prescribed price” and “market price” in the Comprehensive Agreement in view of the characteristics of overseas business and to amend the term of the Comprehensive Agreement to three years. The First Supplemental Comprehensive Agreement took effect on December 19, 2005.
      The Second Supplemental Comprehensive Agreement entered into by CNPC and our company on September 1, 2005 provides for certain new continuing related party transactions between our company and certain companies in which both our company and CNPC are shareholders, and where CNPC and/or its subsidiaries and/or affiliates (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of such company. The Second Supplemental Comprehensive Agreement took effect on January 1, 2006.
     Individual Product and Service Implementation Agreements
      According to the current arrangements, from time to time and as required, individual product and service implementation agreements may be entered into between the relevant service companies and affiliates of CNPC Group or our company providing the relevant products or services, as appropriate, and the relevant members of our company or CNPC Group, requiring such products or services, as appropriate.
      Each product and service implementation agreement will set out the specific products and services requested by the relevant party and any detailed technical and other specifications which may be relevant to those products or services. The product and service implementation agreements may only contain provisions which are in all material respects consistent with the binding principles and guidelines and terms and conditions in accordance with which such products and services are required to be provided as contained in the Comprehensive Agreement.
      As the product and service implementation agreements are simply further elaborations on the provision of products and services as contemplated by the Comprehensive Agreement, they do not as such constitute new categories of related party transactions.
     Land Use Rights Leasing Contract
      Our company and CNPC continue to implement the Land Use Rights Leasing Contract entered into on March 10, 2000 under which CNPC has leased a total of 42,476 parcels of land in connection with all aspects of the operations and business of our company covering an aggregate area of approximately 1,145 million square meters, located throughout the PRC, to our company for a term of 50 years at an annual fee of RMB 2 billion. The total fee payable for the lease of all such property may, after the expiration of ten years from the effective date of the Land Use Rights Leasing Contract, be adjusted (to reflect market conditions prevalent at such time of adjustment, including the then prevailing marketing prices, inflation or deflation, as applicable, and such other factors considered as important by both parties in negotiating and agreeing to any such adjustment) by agreement between our company and CNPC. In addition, any governmental, legal or other administrative taxes and fees required to be paid in connection with the leased properties will be borne by CNPC. However, any additional amount of such taxes payable as a result of changes in the PRC government policies after the effective date of the contract shall be shared proportionately on a reasonable basis between CNPC and our company.
     Buildings Leasing Contract and Buildings Supplementary Leasing Agreement
      Our company and CNPC continue to implement the Buildings Leasing Contract entered into on March 10, 2000 pursuant to which CNPC has leased to our company a total of 191 buildings covering an aggregate of area of 269,770 square meters, located throughout the PRC for the use by our company for its business operations including the exploration, development and production of crude oil, the refining of crude oil and petroleum products, and the production and sale of chemicals. The 191 buildings were leased at a price of RMB 145 per square meter per year, that is, an aggregate annual fee of RMB 39,116,650 for a term of 20 years. Our company is responsible for the payment of any governmental, legal or other administrative taxes and maintenance charges required to be paid in connection with these 191 buildings. The Building Leasing Contract sets forth the details of the buildings leased to our company by any other member company within CNPC group.
      Further to the Buildings Leasing Contract mentioned above, our company entered into a Supplemental Buildings Leasing Agreement (the “Supplemental Buildings Agreement”) with CNPC on September 26, 2002 under which CNPC agreed to lease to our company another 404 buildings covering an aggregate of 442,730 square meters. The increase in the units being leased in the Supplemental Buildings Agreement is mainly attributable to the expansion of our company’s operations mainly in the areas such as oil and natural gas exploration, the West-East Gas Pipeline Project and the construction of the northeast refineries and chemical operation base. The total rent payable under the Supplemental Buildings Agreement amounts to RMB 157,439,540 per annum. Our company and CNPC will, based on any changes in their production and operations, and changes in the market price, adjust the sizes and quantities of buildings leased under the Buildings Leasing Contract as well as the Supplemental Buildings Agreement every three years. The Supplemental Buildings Agreement became effective on January 1, 2003 and will expire at the same time as the Buildings Leasing Contract. The terms and conditions of the Buildings Leasing Contract will, to the extent not contradictory to the Supplemental Buildings Agreement, will remain in full force.

     Intellectual Property Licensing Contracts
      Our company and CNPC continue to implement the three intellectual property licensing contracts entered into on March 10, 2000, being the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract. Pursuant to these licensing contracts, CNPC has granted our company the exclusive right to use certain trademarks, patents, know-how and computer software of CNPC at no cost. These intellectual property rights relate to the assets and businesses of CNPC which were transferred to our company pursuant to the restructuring.
     Contract for the Transfer of Rights under Production Sharing Contracts
      Our company and CNPC continue to implement the Contract for the Transfer of Rights under Production Sharing Contracts dated March 10, 2000. As part of the restructuring, CNPC transferred to our company relevant rights and obligations under 23 Production Sharing Contracts entered into with a number of international oil and natural gas companies, except for the rights and obligations relating to CNPC’s supervisory functions.
     Guarantee of Debts Contract
      Our company and CNPC continue to implement the Guarantee of Debts Contract entered into on March 10, 2000, pursuant to which all of the debts of CNPC relating to the assets transferred to our company in the restructuring were also transferred to, and assumed by, our company.
      In the Guarantee of Debts Contract, CNPC has agreed to guarantee certain of the debts of our company at no cost. As of the end of 2005, the total amount guaranteed was RMB 674 million.
      As each of the applicable percentage ratio(s) (other than the profits ratio) in respect of the Trademark Licensing Contract, the Patent and Know-how Licensing Contract, the Computer Software Licensing Contract, the Contract for the Transfer of Rights under Production Sharing Contracts and the Guarantee of Debts Contract is less than 0.1%, these transactions are exempted from the reporting, announcement and independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Directors believe that these transactions had been entered into in the ordinary course of business for the benefits of our company, and are in the interests of the Shareholders as a whole.
     New Continuing Related Party Transactions with Newco
      The following new continuing related party transactions arose as a result of the completion of the Newco Acquisition:

•	the sale of products by Newco Group to the CNPC Group;

•	the provisions of construction and technical services such as exploration technology services by CNPC Group to Newco Group;

•	the provision of social services and ancillary services by CNPC Group to Newco Group; and

•	the provision of financial services by CNPC Group to Newco Group.
     Continuing Related Party Transactions with CNPC (HK)
      As part of the restructuring of CNPC and in preparation for the listing of our company on HKSE, and as disclosed in our company’s prospectus dated March 27, 2000, CNPC and our company entered into the Contract for the Transfer of Rights under Production Sharing Contracts whereby the relevant rights and obligations (other than the supervisory functions related to CNPC’s role as representative of the PRC government) of CNPC under certain contracts, including the Blocks 9-1 to 9-5 of the Xinjiang Karamay Oilfield Petroleum Contract dated July 1, 1996, entered into between

CNPC and Hafnium Limited (“Xinjiang Contract”) and the Leng Jiapu Area Petroleum Contract dated December 30, 1997, entered into between CNPC and Beckbury International Limited (“Liaohe Contract”), were novated to our company.
      CNPC (Hong Kong) Limited (“CNPC (HK)”) is a 57.5% owned subsidiary of CNPC. CNPC is also our company’s controlling shareholder which holds approximately 88.21% of the issued share capital of our company. Upon the effective novation by CNPC to our company of the above interest in the PRC Oil Production Sharing Contracts (the Xinjiang Contract and the Liaohe Contract), certain transactions pursuant to the PRC Oil Production Sharing Contracts constitute related party transactions between our company and CNPC (HK).
      Summary of the major terms and conditions of these related party transactions under the Xinjiang Contract and the Liaohe Contract are as follows:

(1) Production and development cost sharing between our company and CNPC (HK): Our company and CNPC (HK) shall share the oil and natural gas produced from blocks 9-1 to 9-5 of the Karamay Oilfield, as to 46% by our company and 54% by CNPC (HK), and from the Leng Jiapu Oilfield, as to 30% by our company and 70% by CNPC (HK). CNPC (HK) shall be responsible for 100% of the development costs in respect of blocks 9-1 to 9-5 of the Karamay Oilfield. Our company is responsible for 30% and CNPC (HK) is responsible for 70% of the development costs in respect of the Leng Jiapu Oilfield.

(2) Provision of assistance by our company to CNPC (HK): Our company shall provide assistance to CNPC (HK), including: (i) leasing warehouses, terminal facilities, barges, pipeline and land, etc.; (ii) obtaining approvals necessary for the conduct of the petroleum operations; and (iii) obtaining office space, office supplies, transportation and communication facilities. For such assistance, CNPC (HK) will pay an annual assistance fee of US$50,000 for each of blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield. The amount of such fee was determined after negotiations, and has taken into account the actual circumstances and conditions, including the scope of the projects and the level of demand for such assistance. This fee shall be accounted for as operating costs and shared by our company and CNPC (HK) in accordance with the procedures described in the Xinjiang Contract and the Liaohe Contract.

(3) Payment of training fees: In the course of development and operations of each oilfield, CNPC (HK) shall pay our company an amount of US$50,000 annually for the training of personnel carried out by our company for each of blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield. The amount of such fee was determined after negotiations, and has taken into account the actual circumstances and conditions, including the scope of the projects and the level of demand for training.

(4) Sale of crude oil by CNPC (HK) to our company: CNPC (HK) has the right to deliver its share of oil production from each of blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield to a destination of its choice, except for destinations which infringe on the political interests of the PRC. However, given the transportation costs and the prevailing oil prices, the only likely purchaser of the oil production attributable to CNPC (HK) from each of blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield is CNPC or its affiliates, including our company, which will accept delivery of oil produced in blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield at the market price. Since the signing of the PRC Oil Production Sharing Contracts, CNPC (HK) has sold all of its share of the oil production to CNPC or its affiliates, including our company. As far as the Board of Directors is aware, CNPC (HK) intends to continue with this arrangement. There is no contractual obligation upon our company to purchase oil produced from blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield, although, from a commercial perspective, our company intends to continue to accept part of the deliveries. The price of various grades of crude oil sold shall be set either with reference to the price approved by the relevant PRC authorities, or as determined with reference to the prevailing fair market price for transactions of crude oil of a similar quality in the major oil markets. This will be adjusted to take into account the terms of transportation, payment and other terms.

      The waiver in respect of the related party transactions between our company and CNPC (HK) granted by the HKSE will be valid between January 1, 2004 and December 31, 2006.
Loans or Guarantees with Related Parties
      As of December 31, 2005, we had unsecured short-term and long-term loans from CP Finance in an aggregate amount of RMB 27,319 million. The average annual interest rate on these loans is 4.9%.
ITEM 8 — FINANCIAL INFORMATION
Financial Statements
      See pages F-1 to F-78 following Item 19.
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
      An interim dividend of RMB 0.157719 per H share (inclusive of applicable tax) for the six months ended June 30, 2005 was paid to our shareholders on September 30, 2005. The board of directors proposed to distribute the final dividend of RMB 0.180325 per H share (inclusive of applicable tax) which was calculated on the basis of the balance between 45% of our net income for the year ended December 31, 2005 and the interim dividend for 2005 which was paid on September 30, 2005. The final dividend to be paid has been approved by the annual shareholders’ general meeting to be held on May 26, 2006. The final dividend has been paid on June 9, 2006.
Significant Changes
      None.

ITEM 9 — THE OFFER AND LISTING
Nature of the Trading Market and Market Price Information
      Our ADSs, each representing 100 H shares, par value RMB 1.00 per H share, have been listed and traded on the New York Stock Exchange since April 6, 2000 under the symbol “PTR”. Our H shares have been listed and traded on the Hong Kong Stock Exchange since April 7, 2000. In September 2005, our company issued an additional 3,196,801,818 H shares. CNPC also sold 319,680,182 state-owned shares it held concurrently with our Company’s issue of new H shares in September 2005. The New York Stock Exchange and the Hong Kong Stock Exchange are the principal trading markets for our ADSs and H shares, respectively.
      As of December 31, 2005, there were 21,098,900,000 H shares issued and outstanding. As of December 31, 2005, there were 257 registered holders of American depositary receipts evidencing 31,235,149 ADSs. The depositary of the ADSs is The Bank of New York.
      The high and low closing sale prices of the H shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for each quarterly period since listing in 2000 and for each month in 2006 (through [month][date],2006) are set forth below.

	Price per		Price per
	H share		ADS

	High	Low	High	Low

	(HK$)		(US$)
2001
First quarter	1.48	1.26	18.73	16.55
Second quarter	1.84	1.35	23.60	17.40
Third quarter	1.67	1.43	21.15	18.43
Fourth quarter	1.48	1.29	19.30	16.80
2002
First quarter	1.62	1.39	21.07	18.03
Second quarter	1.75	1.52	22.40	19.23
Third quarter	1.72	1.53	21.72	19.25
Fourth quarter	1.57	1.44	20.75	18.40
2003
First quarter	1.70	1.55	21.61	19.10
Second quarter	2.38	1.62	30.82	20.94
Third quarter	2.80	2.15	35.89	27.67
Fourth quarter	4.45	2.60	57.05	33.75
2004
First quarter	4.85	3.75	63.70	47.53
Second quarter	4.00	3.20	50.96	41.63
Third quarter	4.175	3.60	53.76	45.98
Fourth quarter	4.375	4.075	56.60	52.22

	Price per		Price per
	H share		ADS

	High	Low	High	Low

	(HK$)		(US$)
2005
First quarter	5.10	4.025	65.36	51.65
Second quarter	5.85	4.675	74.65	59.71
Third quarter	7.35	5.90	94.50	74.95
Fourth quarter	6.50	5.65	83.70	72.70
2006
January	7.55	6.35	100.02	83.50
February	7.85	7.30	100.76	95.53
March	8.10	7.30	104.95	94.21
April	9.35	8.35	118.50	107.16
May	9.55	8.30	122.75	104.40
June (through June 15, 2006)	8.35	7.10	107.38	90.63
      The closing prices per H share and per ADS on June 15, 2006 were HK$7.35 and US$99.18, respectively.

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
      Shareholders at meetings have the rights, among other things, to approve or reject our profit distribution plans, the annual budget, the financial statements, an increase or decrease in share capital, the issuance of debentures, the merger or liquidation of PetroChina and any amendment to our articles of association. In addition, the rights of a class of shareholders may not be modified or abrogated, unless approved by a special resolution of all shareholders at a general shareholders’ meeting and by a special resolution of shareholders of that class of shares at a separate meeting. Our articles of association enumerate, without limitation, certain amendments which would be deemed to be a modification or abrogation of the rights of a class of shareholders, including increasing or decreasing the number of shares of a class disproportionate to increases or decreases of other classes of shares, removing or reducing rights to receive dividends in a particular currency or creating shares with voting or equity rights superior to shares of such class.
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
      The rights of the board of supervisors are generally limited to investigating and reporting to shareholders and management on our affairs and to calling shareholders’ extraordinary general meetings.
      One member of the board of supervisors will be an employee representative appointed by our employees. The remaining members will be appointed by the shareholders in a general meeting. One member of the board of supervisors shall be the chairman. A member of the board of supervisors may not be a director, the president, a vice president or the chief financial officer. The term of office of each member of the board of supervisors is three years, including the term of office of the chairman of the board of supervisors, both of which terms of office are renewable upon re-election and re-appointment. Reasonable expenses incurred by the board of supervisors in carrying out its duties will be paid by us.
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
      The amended articles of associations increase the minimum frequency of mandatory meetings of the board of directors from twice to four times every year. A meeting notice will be distributed to all the directors, 14 days prior to the holding of a board meeting, or 10 days prior to the holding of an interim board meeting.
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

Share Capital Structure
      Upon the completion of our company’s global initial public offering, the aggregate number of common shares of our company was 175,824,176,000, of which the promoter CNPC held 158,241,758,000 shares, representing 90% of our total share capital at the time, and H shareholders held 17,582,418,000 shares, representing 10% of our total share capital at the time.
      On September 15, 2005, our company issued 3,196,801,818 new shares. Concurrently CNPC sold 319,680,182 state-owned shares it held. Following these transactions, the share capital structure of our company changed to the following: the number of common shares is 179,020,977,818, of which CNPC holds 157,922,077,818 shares, representing 88.21% of the total share capital, and H shareholders hold 21,098,900,000 shares, representing 11.79% of the total share capital.
Material Contracts
      Incorporated by reference to our Registration Statement on Form F-1 (Registration No. 333-11566) and our annual reports on Form 20-F for the fiscal years ended December 31, 1999 (File No. 1-15006), December 31, 2000 (File No. 1-15006), December 31, 2001 (File No. 1-15006), December 31, 2002 (File No. 1-15006), December 31, 2003 (File No. 1-15006) and December 31, 2004 (File No. 1-15006), to which our material contracts were filed as exhibits. For information regarding certain material contracts, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” and the material contracts that we have filed with the Commission as exhibits to this annual report.
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
Taxation
      The following discussion addresses the main PRC and United States tax consequences of the ownership of H shares or ADSs purchased held by the investor as capital assets.
PRC Taxation
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
United States Federal Income Taxation
      The following is a general discussion of the material United States federal income tax consequences of purchasing, owning and disposing of the H shares or ADSs if you are a U.S. holder, as defined below, and hold the H shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This discussion does not address all of the tax consequences relating to the purchase, ownership and disposition of the H shares or ADSs, and does not take into account U.S. holders who may be subject to special rules including:

•	tax-exempt entities;

•	certain insurance companies;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	U.S. holders liable for alternative minimum tax;

•	U.S. holders that own 10% or more of our voting stock;

•	U.S. holders that hold the H shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	U.S. holders whose functional currency is not the U.S. dollar.
      This discussion is based on the Code, its legislative history, final, temporary and proposed United States Treasury regulations promulgated thereunder, published rulings and court decisions as in effect on the date hereof, all of which are subject to change, or changes in interpretation, possibly with retroactive effect. In addition, this discussion is based in part upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreements will be performed according to its terms.

      You are a “U.S. holder” if you are:

•	a citizen or resident of the United States for United States federal income tax purposes;

•	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income tax without regard to its source; or

•	a trust:

—	subject to the primary supervision of a United States court and the control of one or more United States persons; or

—	that has elected to be treated as a United States person under applicable United States Treasury regulations.
      If a partnership holds the H shares or ADSs, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership that holds the H shares or ADSs, we urge you to consult your tax advisors regarding the consequences of the purchase, ownership and disposition of the H shares or ADSs.
      This discussion does not address any aspects of United States taxation other than federal income taxation.
      We urge you to consult your tax advisors regarding the United States federal, state, local and non-United States tax consequences of the purchase, ownership and disposition of the H shares or ADSs.
      In general, if you hold ADRs evidencing ADSs, you will be treated as the owner of the H shares represented by the ADSs. The following discussion assumes that we are not a passive foreign investment company, or PFIC, as discussed under “PFIC Rules” below.

Distributions on the H Shares or ADSs
      The gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as dividend income when the distribution is actually or constructively received by you, in the case of the H shares, or by the depositary in the case of ADSs. Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes:

•	a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; and

•	a foreign corporation if its stock with respect to which a dividend is paid (or ADSs backed by such stock) is readily tradable on an established securities market within the United States, but does not include an otherwise qualified foreign corporation that is a PFIC. We believe that we will be a qualified foreign corporation so long as we are not a PFIC and we are considered eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the Treaty. Our status as a qualified foreign corporation, however, may change.

      Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your basis in the H shares or ADSs and thereafter as capital gain. Any dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from United States corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.
      If we make a distribution paid in HK dollars, you will be considered to receive the U.S. dollar value of the distribution determined at the spot HK dollar/U.S. dollar rate on the date such distribution is received by you or by the depositary, regardless of whether you or the depositary convert the distribution into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in your income to the date you or the depositary convert the distribution into U.S. dollars will be treated as United States source ordinary income or loss for foreign tax credit limitation purposes.
      Subject to various limitations, any PRC tax withheld from distributions in accordance with PRC law, as limited by the Treaty, will be deductible or creditable against your United States federal income tax liability. For foreign tax credit limitation purposes, dividends paid on the H shares or ADSs will be foreign source income, and for taxable years beginning on or before December 31, 2006, generally will be treated as “passive income” or, in the case of some U.S. holders, “financial services income.” For taxable years beginning after December 31, 2006, such dividends generally will be treated as “passive category income” or, in the case of some U.S. holders, “general category income.” You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-United States taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H Shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale).

Sale, Exchange or Other Disposition
      Upon a sale, exchange or other disposition of the H shares or ADSs, you will recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H shares or ADSs. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes. Capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at a maximum rate of 15% where the property has been held more than one year. Your ability to deduct capital losses is subject to limitations.
      If you are paid in a currency other than U.S. dollars, any gain or loss resulting from currency exchange fluctuations during the period from the date of the payment resulting from sale, exchange or other disposition to the date you convert the payment into U.S. dollars will be treated as United States source ordinary income or loss for foreign tax credit limitation purposes.

PFIC Rules
      In general, a foreign corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:

•	75% or more of its gross income consists of passive income, such as dividends, interest, rents and royalties; or

•	50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.
      We believe that we will not meet either of the PFIC tests in the current or subsequent taxable years and therefore will not be treated as a PFIC for such periods. However, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

      If we were a PFIC in any taxable year that you held the H shares or ADSs, you generally would be subject to special rules with respect to “excess distributions” made by us on the H shares or ADSs and with respect to gain from your disposition of the H shares or ADSs. An “excess distribution” generally is defined as the excess of the distributions you receive with respect to the H shares or ADSs in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years, or your holding period for the H shares or ADSs. Generally, you would be required to allocate any excess distribution or gain from the disposition of the H shares or ADSs ratably over your holding period for the H shares or ADSs. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest United States federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable years. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income.
      The foregoing rules with respect to excess distributions and dispositions may be avoided or reduced if you are eligible for and timely make a valid “mark-to-market” election. If your H shares or ADSs were treated as shares regularly traded on a “qualified exchange” for United States federal income tax purposes and a valid mark-to-market election was made, in calculating your taxable income for each taxable year you generally would be required to take into account as ordinary income or loss the difference, if any, between the fair market value and the adjusted tax basis of your H shares or ADSs at the end of your taxable year. However, the amount of loss you would be allowed is limited to the extent of the net amount of previously included income as a result of the mark-to-market election. The New York Stock Exchange on which the ADSs are traded is a qualified exchange for United States federal income tax purposes.
      Alternatively, a timely election to treat us as a qualified electing fund under Section 1295 of the Code could be made to avoid the foregoing rules with respect to excess distributions and dispositions. You should be aware, however, that if we become a PFIC, we do not intend to satisfy record keeping requirements that would permit you to make a qualified electing fund election.
      If you own the H shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service, or IRS, Form 8621. We encourage you to consult your own tax advisor concerning the United States federal income tax consequences of holding the H shares or ADSs that would arise if we were considered a PFIC.

Backup Withholding and Information Reporting
      In general, information reporting requirements will apply to dividends in respect of the H shares or ADSs or the proceeds of the sale, exchange, or redemption of the H shares or ADSs paid within the United States, and in some cases, outside of the United States, other than to various exempt recipients, including corporations. In addition, you may, under some circumstances, be subject to “backup withholding” with respect to dividends paid on the H shares or ADSs or the proceeds of any sale, exchange or transfer of the H shares or ADSs, unless you

•	are a corporation or fall within various other exempt categories, and, when required, demonstrate this fact; or

•	provide a correct taxpayer identification number on a properly completed IRS Form W-9 or a substitute form, certify that you are exempt from backup withholding and otherwise comply with applicable requirements of the backup withholding rules.
      Any amount withheld under the backup withholding rules generally will be creditable against your United States federal income tax liability provided that you furnish the required information to the IRS in a timely manner. If you do not provide a correct taxpayer identification number you may be subject to penalties imposed by the IRS.
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
Interest Rate Risk
      Our interest risk exposure arises from changing interest rates. The tables below provide information about our financial instruments including various debt obligations that are sensitive to changes in interest rates. The tables present principal cash flows and related weighted-average interest rates at expected maturity dates. Weighted-average variable rates are based on effective rates as of December 31, 2003, 2004 and 2005. The information is presented in Renminbi equivalents, our reporting currency.
Foreign Exchange Rate Risk
      We conduct our business primarily in Renminbi. However, a portion of our RMB revenues are converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported equipment, crude oil and other materials. Foreign currency payments for imported equipment represented 15.5%, 18.6% and 29.1% of our total payments for equipment in 2003, 2004 and 2005 respectively. Foreign currency payments for imported crude oil and other materials represented 10.8%, 9.6% and 3.4% of our total payments for materials in 2003, 2004 and 2005 respectively.
      The Renminbi is not a freely convertible currency. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. The tables below provide information about our financial instruments including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The tables below summarize such information by presenting principal cash flows and related weighted-average interest rates at expected maturity dates in RMB equivalents, using the exchange rates in effect as of December 31, 2003, 2004 and 2005, respectively.
December 31, 2005

								Percentage
	Expected maturity date							to total
								long-term	Fair
	2006	2007	2008	2009	2010	Thereafter	Total	debt %	value

	(RMB equivalent in millions, except percentages)
Long term debt
Loan in RMB
Fixed rate	—	66	274	—	—	1	341	0.57%	323
Average interest rate	1.53%	4.18%	3.80%	—	—	—
Variable rate(1)	9,128	13,740	6,390	100	911	6,000	36,269	60.54%	36,269
Average interest rate	5.18%	5.08%	5.12%	5.51%	4.77%	4.90%

								Percentage
	Expected maturity date							to total
								long-term	Fair
	2006	2007	2008	2009	2010	Thereafter	Total	debt %	value

	(RMB equivalent in millions, except percentages)
Loan in Euro
Fixed rate	16	16	16	16	15	177	256	0.43%	221
Average interest rate	2.11%	2.11%	2.11%	2.11%	2.11%	2.11%
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Loan in United States Dollar
Fixed rate	409	621	142	74	43	624	1,913	3.19%	1,633
Average interest rate	6.26%	7.56%	5.02%	3.92%	1.43%	1.39%
Variable rate	5,508	2,497	4,371	2,293	79	1,649	16,397	27.38%	16,397
Average interest rate	5.60%	5.42%	5.99%	5.37%	2.69%	4.69%
Loan in British Pound
Fixed rate	116	44	—	—	—	—	160	0.27%	156
Average interest rate	2.85%	2.85%	—	—	—	—
Loan in Japanese Yen
Fixed rate	148	39	21	9	9	—	226	0.38%	242
Average interest rate	4.74%	4.84%	4.48%	5.02%	5.02%	—
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debenture in United States Dollar
Fixed rate	—	—	179	—	—	1,304	1,483	2.48%	1,509
Average interest rate	—	—	15%	—	—	8.25%
Debenture in RMB
Fixed rate	—	1,350	—	—	—	1,500	2,850	4.76%	2,664
Average interest rate	—	—	—	—	—	4.11%

Total	15,325	18,373	11,393	2,492	1,057	11,255	59,895	100%	59,414

December 31, 2004

								Percentage
	Expected maturity date							to total
								long-term	Fair
	2005	2006	2007	2008	2009	Thereafter	Total	debt (%)	value

	(RMB equivalent in millions, except percentages)
Long term debt
Loan in RMB
Fixed rate	1,021	221	100	200	—	1	1,543	2.43%	1,529
Average interest rate	4.57%	4.32%	4.25%	3.60%	—	6.10%
Variable rate(1)	12,234	6,366	13,718	4,440	100	4,500	41,358	65.01%	41,358
Average interest rate	5.08%	5.12%	4.85%	5.03%	5.18%	4.62%
Loan in Euro
Fixed rate	36	35	17	17	17	238	360	0.57%	302
Average interest rate	5.47%	5.42%	2.13%	2.13%	2.13%	2.01%
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—

								Percentage
	Expected maturity date							to total
								long-term	Fair
	2005	2006	2007	2008	2009	Thereafter	Total	debt (%)	value

	(RMB equivalent in millions, except percentages)
Loan in United States Dollar
Fixed rate	480	406	586	169	103	693	2,437	3.83%	2,172
Average interest rate	6.46%	6.29%	7.57%	5.48%	4.50%	1.57%
Variable rate	4,868	2,817	2,442	960	2,725	482	14,294	22.47%	14,294
Average interest rate	3.78%	4.43%	3.41%	3.19%	3.41%	2.10%
Loan in British Pound
Fixed rate	154	133	51	—	—	—	338	0.53%	326
Average interest rate	2.85%	2.85%	2.85%	—	—	—
Loan in Japanese Yen
Fixed rate	170	167	43	24	9	17	430	0.68%	463
Average interest rate	4.63%	4.62%	4.84%	4.45%	5.02%	5.02%
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debenture in RMB
Fixed rate	—	—	1,350	—	—	1,500	2,850	4.48%	2,632
Average interest rate	—	—	4.50%	—	—	4.11%

Total	18,963	10,145	18,307	5,810	2,954	7,431	63,610	100%	63,076

December 31, 2003

								Percentage
	Expected maturity date							to total
								long-term	Fair
	2004	2005	2006	2007	2008	Thereafter	Total	debt (%)	value

	(RMB equivalent in millions, except percentages)
Long term debt
Loan in RMB
Fixed rate	61	800	153	—	14	3	1,031	1.47%	1,029
Average interest rate	3.18%	4.39%	4.55%	—	3%	2.03%
Variable rate(1)	16,686	12,448	6,366	3,720	3,720	3,000	45,940	65.42%	45,940
Average interest rate	5.05%	5.08%	5.12%	5.18%	5.10%	4.65%
Loan in Euro
Fixed rate	43	39	34	16	16	233	381	0.54%	319
Average interest rate	6.08%	5.47%	5.33%	2.11%	2.11%	2.10%
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Loan in United States Dollar
Fixed rate	596	582	879	349	257	1,152	3,815	5.43%	3,662
Average interest rate	6.05%	6.03%	7.09%	5.65%	5.34%	3.15%
Variable rate	4,066	6,223	2,391	840	845	813	15,178	21.61%	15,178
Average interest rate	2.69%	2.11%	3.17%	1.73%	1.73%	2.32%
Loan in British Pound
Fixed rate	143	142	122	47	—	—	454	0.65%	432
Average interest rate	2.85%	2.85%	2.85%	2.85%	—	—

								Percentage
	Expected maturity date							to total
								long-term	Fair
	2004	2005	2006	2007	2008	Thereafter	Total	debt (%)	value

	(RMB equivalent in millions, except percentages)
Loan in Japanese Yen
Fixed rate	164	162	162	42	23	25	578	0.82%	628
Average interest rate	4.50%	4.49%	4.49%	4.35%	3.56%	2.68%
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debenture in RMB
Fixed rate	—	—	—	1,350	—	1,500	2,850	4.06%	2,640
Average interest rate	—	—	—	4.50%	—	4.11%

Total	21,759	20,396	10,107	6,364	4,875	6,726	70,227	100%	69,828

(1)	Due to the declining interest rates in recent years in China, the PRC government has implemented a program to adjust interest rates on certain fixed RMB loans periodically to reflect the market rates in effect published by the People’s Bank of China, or the PBOC, from time to time. As a result, these previously fixed RMB loans are categorized as variable rate loans as of December 31, 2003, 2004 and 2005. The newly adjusted rates usually become effective one year after the announcement by the PBOC. The average interest rates on these loans are calculated based on the then effective rates as of December 31, 2003, 2004 and 2005, respectively.
Commodity Price Risk
      We are engaged in a broad range of petroleum related activities. The hydrocarbon commodity markets are influenced by global as well as regional supply and demand conditions. We publish the prices of crude oil supplied to the domestic and foreign market on a monthly basis with reference to international prices of crude oil. The PRC government currently publishes sale prices for domestic gasoline and diesel according to international benchmark prices. A decline in prices of crude oil and refined products could adversely affect our financial performance. We historically have not used commodity derivative instruments to hedge the potential price fluctuations of crude oil and other refined products. Therefore, during 2003, 2004 and 2005, we were exposed to the general price fluctuations of broadly traded oil and gas commodities.

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
      Not applicable.
PART II
ITEM 13 — DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES
      None.
ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS
TO SECURITY HOLDERS
      None.
ITEM 15 — CONTROLS AND PROCEDURES
      Our Chairman, who performs the functions of Chief Executive Officer, and our Chief Financial Officer, after evaluating the effectiveness of PetroChina’s disclosure controls and procedures (as defined in the United States Exchange Act Rules 13a-15(e) and 15d(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our company’s disclosure controls and procedures were effective to ensure that material information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and regulations.
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
      In the course of preparation for the implementation of the requirements of Section 404 of the Sarbanes-Oxley Act, we have identified certain internal control deficiencies that could adversely affect our ability to record, process, summarize and report financial data consistent with our management’s assertions in our financial statements. The deficiencies and weakness that we have discovered did not relate to fraud or require any material adjustments to our financial statements. Specifically, the identified areas would require us to: (1) enhance our internal audit function by developing and executing a formal audit plan, enhancing its effectiveness and timely communicating identified deficiencies to management, (2) enhance the security and access control of information systems, and (3) improve the experience and knowledge of our employees.
      Following the identification of these issues, we commenced planning for remedial measures to make the necessary improvements as soon as practicable. Our board of directors and audit committee have been advised of these issues. Under the supervision and with the participation of our senior management, including our Chairman and Chief Financial Officer, we are in the process of conducting further evaluation and testing of our internal control over financial reporting. We have taken steps to enhance our internal control process and procedures to address the existing issues and any other issues that might be identified through our evaluation and testing. As we are still in the preliminary evaluation process, we might, for the time being, be unable to identify all the issues that may result in deficiencies or material flaws. If and when we identify any additional conditions that may result in deficiencies or material flaws in the future, we will take action to correct them and implement the follow-up testing necessary for the process relating to the evaluation by the management of the internal control over financial reporting. We are committed to taking appropriate steps for remediation, as needed.
ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT
      Our audit committee is composed of three non-executive independent directors, Messrs. Franco Bernabé, Chee-Chen Tung and Liu Hongru, and one non-executive director, Gong Huazhang. See “Item 6 — Directors, Senior Management and Employees — Board Practices — Audit Committee”. Our board of directors has determined that Liu Hongru, our non-executive independent director is qualified as a “financial expert,” as defined in Item 16A of Form 20-F. In February 2006, with the consent of the audit committee, we retained COSO Chairman, Dr. Larry E Rittenberg, as the financial advisor to our audit committee to give assistance with relevant work.
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
ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES
      PricewaterhouseCoopers has served as PetroChina’s independent public accountants for each of the fiscal years in the three-year period ended December 31, 2005, for which audited financial statements appear in this annual report on Form 20-F. The auditors are elected annually at the annual general meeting of PetroChina.
      The offices of PricewaterhouseCoopers are located at Prince’s Building, 22nd Floor, Central, Hong Kong.
      The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers to PetroChina for each of the years ended December 31, 2004 and 2005.

	December 31,

	2004	2005

	RMB	RMB
	(in millions)
Audit fees	43	50
Audit-related fees	—	—
Tax fees	—	—
All other fees	23	—

Total	66	50

      Audit fees consist of fees billed for the annual audit services and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit, statutory audits, and assistance with and review of documents filed with SEC.
      All other fees mainly include fees billed for advisory services in assisting our management to evaluate and improve our internal control procedures over financial reporting as required under Section 404 of the Sarbanes-Oxley Act.

Audit Committee Pre-approved Policies and Procedures
      Currently, all non-audit services to be provided by our independent public accountants, PricewaterhouseCoopers, must be approved by our audit committee.
      During 2005, services relating to all audit-related fees provided to us by PricewaterhouseCoopers were approved by our audit committee in accordance with the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
ITEM 16D — EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
      None.
ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
      Not applicable.
PART III
ITEM 17 — FINANCIAL STATEMENTS
      We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
ITEM 18 — FINANCIAL STATEMENTS
      See page F-1 to F-78 following Item 19.
ITEM 19 — EXHIBITS
(a) See Item 18 for a list of the financial statements as part of this annual report.
(b) Exhibits to this annual report.

Exhibit
Number	Description of Exhibits

1.1	Articles of Association (as amended) (English translation) (1)
1.2	Articles of Association (as amended and pending for approval of SASAC) (English translation)
4.1	2006 Management Performance Contract (English Translation)
4.2	Crude Oil Mutual Supply Framework Agreement, dated March 10, 2006, between China Petroleum and Chemical Corporation and PetroChina (English translation)

Exhibit
Number	Description of Exhibits

4.3	Second Supplemental Agreement to Comprehensive products and Services Agreement, dated September 1, 2005, between CNPC and PetroChina (English translation)
4.4	Capital Contribution Agreement, dated June 9, 2005, among China National Oil and Gas Exploration and Development Corporation, Central Asia Petroleum Company Limited, Zhong You Kan Tan Kai Fa Company Limited and PetroChina (English Translation)(2)
4.5	Transfer Agreement, dated June 9, 2005, between Zhong You Kan Tan Kai Fa Company Limited and PetroChina (English Translation)(2)
4.6	Supplementary Agreement to Comprehensive Products and Services Agreement, dated June 9, 2005, between CNPC and PetroChina (English Translation)(2)
4.7	Form of Non-competition Agreement between CNPC and PetroChina (together with English translation)(3)
4.8	Form of Comprehensive Products and Services Agreement between CNPC and PetroChina (together with English translation)(3)
4.9	Form of Land Use Rights Leasing Contract between CNPC and PetroChina (together with English translation)(3)
4.10	Form of Buildings Leasing Contract between CNPC and PetroChina (together with English translation)(3)
4.11	Form of Trademark Licensing Contract between CNPC and PetroChina (together with English translation)(3)
4.12	Form of Patent and Know-how Licensing Contract between CNPC and PetroChina (together with English translation)(3)
4.13	Form of Computer Software Licensing Contract between CNPC and PetroChina (together with English translation)(3)
4.14	Form of Contract for Transfer of Rights under Production Sharing Contracts between CNPC and PetroChina (together with English translation)(3)
4.15	Form of Guarantee of Debts Contract between CNPC and PetroChina (together with English translation)(3)
4.16	Form of Contract for the Supervision of Certain Sales Enterprises between CNPC and PetroChina (together with English translation)(3)
4.17	Form of Agreement for Transfer of Rights and Interests under the Crude Oil Premium and Discount Calculation Agreement between China Petrochemical Corporation, CNPC and PetroChina (together with English translation)(3)
4.18	Form of Agreement for the Transfer of Rights and Interests under the Retainer Contracts relating to Oil Exploration and Exploitation in Lengjiapu Area, Liaohe Oil Region and No. 9.1-9.5 Areas, Karamay Oil Field (together with English translation)(3)
8.1	List of major subsidiaries
10.1	Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Exchange Listed Company Manual(2)
12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit
Number	Description of Exhibits

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
16.1	Code of Ethics for Senior Management(2)
16.2	Code of Ethics for Employees(2)

(1)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-15006) filed with the Commission.

(2)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-15006) filed with the Commission.

(3)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11566) filed with the Commission, as declared effective on March 29, 2000.

SIGNATURE
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROCHINA COMPANY LIMITED

/s/ LI HUAIQI

Name: Li Huaiqi
Title: Secretary to Board of Directors
Date: June 20, 2006

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of PetroChina Company Limited:
      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity present fairly, in all material respects, the consolidated financial position of PetroChina Company Limited (the “Company”) and its subsidiaries (the “Group”) at December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
      International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2005 and the determination of consolidated shareholders’ equity at December 31, 2004 and 2005 to the extent summarized in Note 37 to the consolidated financial statements.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, June 19, 2006

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2003, 2004 and 2005
(Amounts in millions except for per share data)

		Year Ended December 31,

	Notes	2003	2004	2005

		RMB	RMB	RMB
REVENUES
Sales and other operating revenues		310,431	397,354	552,229

OPERATING EXPENSES
Purchases, services and other		(89,741)	(114,249)	(200,321)
Employee compensation costs	5	(20,044)	(22,934)	(29,675)
Exploration expenses, including exploratory dry holes		(10,624)	(12,090)	(15,566)
Depreciation, depletion and amortization		(42,163)	(48,362)	(51,305)
Selling, general and administrative expenses		(25,982)	(28,302)	(36,538)
Shut down of manufacturing assets	6	(2,355)	(220)	—
Taxes other than income taxes		(16,821)	(19,943)	(23,616)
Revaluation loss of property, plant and equipment	17	(391)	—	—
Other expense, net		(598)	(116)	(3,037)

TOTAL OPERATING EXPENSES		(208,719)	(246,216)	(360,058)

INCOME FROM OPERATIONS		101,712	151,138	192,171

FINANCE COSTS
Exchange gain		224	225	942
Exchange loss		(260)	(217)	(854)
Interest income		973	1,373	1,924
Interest expense	7	(2,889)	(2,896)	(2,762)

TOTAL FINANCE COSTS		(1,952)	(1,515)	(750)

INCOME FROM EQUITY AFFILIATES	18	933	1,621	2,401

INCOME BEFORE INCOME TAXES		100,693	151,244	193,822
INCOME TAXES	8	(28,796)	(43,598)	(54,180)

INCOME FOR THE YEAR		71,897	107,646	139,642

ATTRIBUTABLE TO:
EQUITY HOLDERS OF THE COMPANY		69,835	103,843	133,362
MINORITY INTERESTS		2,062	3,803	6,280

		71,897	107,646	139,642

BASIC AND DILUTED NET INCOME PER SHARE FOR INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY DURING THE YEAR	9	0.40	0.59	0.75

NUMBER OF SHARES	9	175,824	175,824	179,021

DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Interim dividend declared during the year	10	17,379	20,381	27,731
Final dividend proposed after the balance sheet date	10	13,947	25,936	32,282

		31,326	46,317	60,013

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS
As of December 31, 2004 and 2005
(Amounts in millions)

		At
		December 31,

	Notes	2004	2005

		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	11	11,688	80,905
Time deposits with maturities over three months but within one year		1,425	1,691
Investments in collateralized loans	12	33,217	235
Notes receivable	13	4,838	3,028
Accounts receivable, less allowance for impairment of receivables	14	3,842	4,630
Inventories	15	47,377	62,733
Prepaid expenses and other current assets	16	19,866	22,673

TOTAL CURRENT ASSETS		122,253	175,895
Property, plant and equipment, less accumulated depreciation, depletion and amortization	17	485,612	563,890
Investments in equity affiliates	18	9,898	12,378
Available-for-sale investments	19	1,606	1,230
Advance operating lease payments	20	12,307	16,235
Intangible and other assets	21	3,020	5,011
Time deposits with maturities over one year		3,751	3,428

TOTAL ASSETS		638,447	778,067

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	23	34,937	28,689
Accounts payable and accrued liabilities	22	73,072	99,758
Income tax payable		17,484	20,567
Other taxes payable		5,032	4,824

TOTAL CURRENT LIABILITIES		130,525	153,838
Long-term debt	23	44,648	44,570
Other long-term obligations		2,481	1,046
Asset retirement obligations	24	919	14,187
Deferred income taxes	25	16,902	20,759

TOTAL LIABILITIES		195,475	234,400

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
State-owned shares	26	158,242	157,922
H shares	26	17,582	21,099

Share capital, issued and outstanding, RMB1.00 Par value	26	175,824	179,021
Retained earnings		143,115	203,812
Capital reserve	27	(25,376)	(8,881)
Revaluation reserve	27	79,946	79,946
Statutory common reserve fund	27	36,071	48,736
Statutory common welfare fund	27	21,504	27,837
Currency translation differences	27	(111)	(379)
Other reserves	27	(3,200)	(14,703)
MINORITY INTEREST		15,199	28,278

TOTAL EQUITY		442,972	543,667

TOTAL LIABILITIES AND EQUITY		638,447	778,067

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003, 2004 and 2005
(Amounts in millions)

		Year Ended December 31,

	Notes	2003	2004	2005

		RMB	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES
Net income		71,897	107,646	139,642
Adjustments for:
Income taxes	8	28,796	43,598	54,180
Depreciation, depletion and amortization		42,163	48,362	51,305
Provision for shut down of manufacturing assets	6	2,355	220	—
Dry hole costs		4,691	4,741	6,547
Income from equity affiliates	18	(933)	(1,621)	(2,401)
Impairment of receivables, net	14, 16	1,513	676	(455)
Write down in inventories, net	15	161	147	(139)
Impairment of available-for-sale investments, net	19	158	26	(23)
Loss on disposal of property, plant and equipment		1,056	2,818	2,026
Loss on disposal of equity affiliates		—	33	2
Loss on disposal of available-for-sale investments		21	6	27
Loss on disposal of intangible and other assets		143	50	106
Revaluation loss of property, plant and equipment	17	391	—	—
Dividend income	19	(69)	(113)	(109)
Interest income		(973)	(1,373)	(1,924)
Interest expense	7	2,889	2,896	2,762
Advance payments on long-term operating leases		(1,584)	(5,624)	(5,170)
Changes in working capital:
— accounts receivable and prepaid expenses and other current assets		2,261	(6,195)	165
— inventories		(744)	(17,460)	(15,896)
— accounts payable and accrued liabilities		8,963	398	22,089

CASH GENERATED FROM OPERATIONS		163,155	179,231	252,734
Interest received		973	1,373	1,917
Interest paid		(4,312)	(3,998)	(3,628)
Income taxes paid		(20,246)	(34,915)	(47,138)

NET CASH PROVIDED BY OPERATING ACTIVITIES		139,570	141,691	203,885

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
For the Years Ended December 31, 2003, 2004 and 2005
(Amounts in millions)

		Year Ended December 31,

	Notes	2003	2004	2005

		RMB	RMB	RMB
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures		(83,588)	(94,045)	(119,227)
Acquisition of equity affiliates		(2,467)	(1,000)	(2,334)
Acquisition of available-for-sale investments		(788)	(476)	(782)
Net (acquisition)/proceeds of investments in collateralized loans with maturities not greater than three months		(10,182)	(8,049)	26,896
Acquisition of investments in collateralized loans with maturities over three months		(4,676)	(8,301)	(443)
Acquisition of intangible assets		(476)	(531)	(1,600)
Acquisition of other non-current assets		(569)	(280)	(1,133)
Acquisition of subsidiaries	32	(1,075)	—	—
Return capital to minority interests due to liquidation of subsidiaries		—	—	(935)
Purchase from minority interests of listed subsidiaries	38	—	—	(2,019)
Other purchase from minority interest		—	—	(376)
Proceeds from investments in collateralized loans with maturities over three months		420	7,357	6,529
Repayment of capital by equity affiliates		336	272	115
Proceeds from disposal of property, plant and equipment		268	873	898
Proceeds from disposal of equity affiliates		23	27	1,102
Proceeds from disposal of available-for-sale investments		87	83	976
Proceeds from disposal of intangible and other non-current assets		—	37	22
Dividends received		152	800	678
(Increase)/Decrease in time deposits with maturities over three months		(14)	957	57

NET CASH USED FOR INVESTING ACTIVITIES		(102,549)	(102,276)	(91,576)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term debt		(30,907)	(23,862)	(34,529)
Repayments of long-term debt		(7,954)	(28,331)	(19,175)
Principal payment on capital lease obligations		(66)	(35)	(21)
Dividends paid to minority interests		(211)	(736)	(1,486)
Cash payment for acquisition of CNPC marketing enterprises		(170)	(1,476)	—
Dividends paid to equity holders of the Company	10	(29,678)	(34,328)	(53,667)
Increase in short-term debt		28,530	28,113	32,019
Increase in long-term debt		4,247	18,453	15,514
Capital contribution from minority interests		313	2,145	454
Change in other long-term obligations		303	471	(1,435)
Issuance of H share	26	—	—	19,692

NET CASH USED FOR FINANCING ACTIVITIES		(35,593)	(39,586)	(42,634)

TRANSLATION OF FOREIGN CURRENCY		19	246	(458)

Increase in cash and cash equivalents		1,447	75	69,217
Cash and cash equivalents at beginning of year	11	10,166	11,613	11,688

Cash and cash equivalents at end of year	11	11,613	11,688	80,905

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2003, 2004 and 2005
(Amounts in millions)

	Attributable to equity holders
	of the Company

	Share	Retained			Minority	Total
	Capital	Earnings	Reserves	Subtotal	interest	equity

	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2003 as previously reported before adjusting for the acquisition of the refinery and petrochemical businesses and investment in Zhong You Kan Tan Kai Fa Company Limited and reclassification of minority interest resulting from adoption of IAS 1 and IAS 27 (Note 2)	175,824	59,004	81,848	316,676	—	316,676
Reclassification as a result of the adoption of revised IAS 1 and IAS 27 (Note 2)	—	—	—	—	4,854	4,854
Adjustment for the acquisition of the refinery and petrochemical businesses and investment in Zhong You Kan Tan Kai Fa Company Limited (Note 2)	—	(1,646)	2,608	962	1,818	2,780

Balance at January 1, 2003 adjusted for the acquisition of the refinery and petrochemical businesses and investment in Zhong You Kan Tan Kai Fa Company Limited and reclassification of minority interest resulting from adoption of IAS 1 and IAS 27 (Note 2)	175,824	57,358	84,456	317,638	6,672	324,310

Currency translation differences	—	—	132	132	239	371
Revaluation surplus of property, plant and equipment, net of tax	—	—	527	527	—	527
Revaluation loss offset against previous revaluation surplus of property, plant and equipment, net of tax	—	—	(526)	(526)	—	(526)

Net income recognized directly in equity	—	—	133	133	239	372
Net income for the year ended December 31, 2003	—	69,835	—	69,835	2,062	71,897

Total recognized income for 2003	—	69,835	133	69,968	2,301	72,269

Transfer to reserves (Note 27)	—	(9,363)	9,363	—	—	—
Final dividend for 2002 (Note 10)	—	(12,299)	—	(12,299)	—	(12,299)
Interim dividend for 2003 (Note 10)	—	(17,379)	—	(17,379)	—	(17,379)
Dividends to minority interests	—	—	—	—	(295)	(295)
Other movements of minority interest	—	—	—	—	288	288

Balance at December 31, 2003	175,824	88,152	93,952	357,928	8,966	366,894

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY — (Continued)
For the Years Ended December 31, 2003, 2004 and 2005
(Amounts in millions)

	Attributable to equity holders
	of the Company

	Share	Retained			Minority	Total
	Capital	Earnings	Reserves	Subtotal	interest	equity

	RMB	RMB	RMB	RMB	RMB	RMB
Currency translation differences	—	—	330	330	677	1,007

Net income recognized directly in equity	—	—	330	330	677	1,007
Net income for the year ended December 31, 2004	—	103,843	—	103,843	3,803	107,646

Total recognized income for 2004	—	103,843	330	104,173	4,480	108,653

Transfer to reserves (Note 27)	—	(14,552)	14,552	—	—	—
Final dividend for 2003 (Note 10)	—	(13,947)	—	(13,947)	—	(13,947)
Interim dividend for 2004 (Note 10)	—	(20,381)	—	(20,381)	—	(20,381)
Dividends to minority interests	—	—	—	—	(656)	(656)
Other movements of minority interest	—	—	—	—	2,409	2,409

Balance at December 31, 2004	175,824	143,115	108,834	427,773	15,199	442,972

Currency translation differences	—	—	(268)	(268)	(465)	(733)

Net loss recognized directly in equity	—	—	(268)	(268)	(465)	(733)
Net income for the year ended December 31, 2005	—	133,362	—	133,362	6,280	139,642

Total recognized income/(loss) for 2005	—	133,362	(268)	133,094	5,815	138,909

Issue of shares (Note 26 and 27)	3,197	—	16,495	19,692	—	19,692
Transfer to reserves (Note 27)	—	(18,998)	18,998	—	—	—
Final dividend for 2004 (Note 10)	—	(25,936)	—	(25,936)	—	(25,936)
Interim dividend for 2005 (Note 10)	—	(27,731)	—	(27,731)	—	(27,731)
Payment to CNPC for the acquisition of the refinery and petrochemical business (Note 2)	—	—	(9)	(9)	—	(9)
Dividends to minority interests	—	—	—	—	(1,568)	(1,568)
Return capital to minority interests due to liquidation of subsidiaries	—	—	—	—	(935)	(935)
Purchase from minority interests of listed subsidiaries (Note 38)	—	—	(1,438)	(1,438)	(581)	(2,019)
Other movement of minority interest	—	—	—	—	242	242
Capital contribution to Zhong You Kan Tan Kai Fa Company Limited (Note 2)	—	—	(10,056)	(10,056)	10,106	50

Balance at December 31, 2005	179,021	203,812	132,556	515,389	28,278	543,667

Balance at December 31, 2005 in US$	22,183	25,255	16,425	63,863	3,504	67,367

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
1     ORGANIZATION AND PRINCIPAL ACTIVITIES
      PetroChina Company Limited (the “Company”) was established in the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as a joint stock company with limited liability as a result of a group restructuring (the “Restructuring”) of China National Petroleum Corporation (“CNPC”) in preparation for the listing of the Company’s shares in Hong Kong and in the United States of America (See Note 26). The Company and its subsidiaries are collectively referred to as the “Group”.
      The Group is principally engaged in (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, (iii) the production and sale of chemicals, and (iv) the transmission, marketing and sale of natural gas (See Note 36).
2     BASIS OF PREPARATION
      The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.
      The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.
      In 2005, the Group adopted the newly revised IFRS below, which are relevant to its operations. The 2004 comparative numbers have been amended as required, in accordance with the relevant requirements. The adoption of these IFRS revisions did not result in substantial changes to the Group’s accounting policies. In summary:

•	IAS 1 and 27 (both revised in 2003) affected the presentation of minority interest. IAS 1 (revised in 2003) also has affected the presentation of equity affiliates income sharing and requires the disclosure of critical accounting estimates.

•	IAS 2, 8, 10, 16, 17, 21, 32, 33 (all revised in 2003) and 39 (revised in 2004) and IFRS 2 had no material effect on the Group’s accounting policies.

•	IAS 24 (revised in 2003) affected the definition of related parties and related-party disclosures. (See Note 3 (k) and 34)

•	IFRS 5 has resulted in a change in the accounting policy relating to the recognition of assets held for sale or discontinued operation, which did not have any material impact on the results and financial positions of the Group as the Group did not hold material assets in this category during the years presented.

•	The Group early adopted IFRS 6, which did not require a change in the accounting policy for exploration and evaluation activities.
      In accordance with the acquisition agreement between the Company and CNPC dated March 28, 2005, the Company acquired the refining and petrochemical businesses owned by CNPC’s wholly-owned subsidiaries, Ningxia Dayuan Refinery and Petrochemical Company Limited

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
(“Dayuan”) and Qingyang Refinery and Petrochemical Company Limited (“Qingyang”) with a total consideration of RMB 9.
      The acquisition is a combination of businesses under common control since the Company and the CNPC’s refinery and petrochemical businesses owned by Dayuan and Qingyang are under the common control of CNPC. As a result, the Company accounted for the acquisition in a manner similar to a uniting of interests, whereby the assets and liabilities acquired are accounted for at historical cost to CNPC (net liabilities of RMB 183 at the effective date). The consolidated financial statements have been restated to give effect to the acquisition with all periods presented as if the operations of the Group and these refinery and petrochemical businesses have always been combined. The difference between RMB 9 payable and the net liabilities transferred from CNPC has been adjusted against equity.
      In August 2005 the shareholders of the Company approved the acquisition and transfer agreements relating to the Company’s acquisition of a 50% ownership interest in Zhong You Kan Tan Kai Fa Company Limited. Zhong You Kan Tan Kai Fa Company Limited was formed in 2005 and was wholly owned by China National Oil and Gas Exploration and Development Corporation (“CNODC”, wholly owned by CNPC) and one of its subsidiaries. Under the terms of the related agreements, CNODC transferred certain oil and gas exploration operations into Zhong You Kan Tan Kai Fa Company Limited and the Company contributed to Zhong You Kan Tan Kai Fa Company Limited its wholly-owned subsidiary, PetroChina International Limited (“PTRI”), and cash amounting to approximately RMB 20,162, which is the difference between the cash contribution of RMB 20,741 payable by the Company according to the acquisition agreement and cash consideration of RMB 579 for PTRI receivable by the Company.
      The terms of the agreements grant the Company the right to appoint four of the seven directors of Zhong You Kan Tan Kai Fa Company Limited and enable the Company to maintain effective control over Zhong You Kan Tan Kai Fa Company Limited.
      Similar to the acquisition of the refinery and petrochemical businesses from CNPC described above, the investment in Zhong You Kan Tan Kai Fa Company Limited and related transactions have been accounted for in a manner similar to uniting of interests as all entities involved are under common control by CNPC. The consolidated financial statements of the Group have been restated as if the operations of the Group and Zhong You Kan Tan Kai Fa Company Limited have always been combined. The payment was made directly to Zhong You Kan Tan Kai Fa Company Limited, therefore the difference between RMB 20,162 paid and the net assets of RMB 35,551 at the effective date acquired (including RMB 20,162 contributed by the Company and RMB 50 for the contributed paid-in capital by CNODC and its subsidiary) has been adjusted against equity.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      The summarized results of operations for the years ended December 31, 2003 and 2004 and the financial position as at December 31, 2004 for the separate entities and on a consolidation basis are set out below:

	PetroChina	Refinery and	Zhong You Kan
	(As previously	petrochemical	Tan Kai Fa
	reported)	business	Company Limited	Consolidated

	RMB	RMB	RMB	RMB
Results of operations of 2003:
Revenue	303,779	3,306	8,511	310,431
Net income/(loss) for the year	70,250	(372)	2,019	71,897
Basic and diluted net income per share for income attributable to the equity holders of the Company (RMB)	0.40	0.00	0.00	0.40
Results of operations of 2004:
Revenue	388,633	4,583	11,643	397,354
Net income/(loss) for the year	104,578	(137)	3,205	107,646
Basic and diluted net income per share for income attributable to the equity holders of the Company (RMB)	0.59	0.00	0.00	0.59
Equity items:
Currency translation differences	—	—	1,007	1,007
Dividends to minority interests	(277)	—	(379)	(656)
Financial position:
Total Assets	609,928	2,106	27,100	638,447
Total Liabilities	175,325	2,318	18,519	195,475
Net Assets/(liabilities)	434,603	(212)	8,581	442,972
      The consolidated financial statements are expressed in Renminbi (“RMB”), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2005, financial statements have been translated into United States dollars at the noon buying rate in New York City on December 31, 2005 for cable transfer in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00 = RMB 8.0702. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2005, or at any other date.
3     SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of consolidation
      The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies.
      Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. Other than the business combination under common control for which the accounting policy is disclosed in Note 2, the purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of subsidiary acquired, the difference is recognized directly in the statement of income. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.
      A listing of the Group’s principal subsidiaries is set out in Note 38.

(b) Investments in equity affiliates
      Investments in equity affiliates are accounted for by the equity method in the consolidated financial statements of the Company. Under this method the Group’s share of the post-acquisition income or losses of equity affiliates is recognized in the statement of income and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Equity affiliates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Significant influence is the main factor for equity affiliates. Unrealised gains on transactions between the Group and its equity affiliates are eliminated to the extent of the Group’s interest in the equity affiliates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in equity affiliates includes goodwill (net of any accumulated impairment loss) on acquisition. When the Group’s share of losses in an equity affiliate equals or exceeds its interest in the equity affiliate, including any other unsecured receivables, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the equity affiliate.
      A listing of the Group’s principal equity affiliates is shown in Note 18.

(c) Transactions with minority interests
      The Group applies a policy of treating transactions with minority interests as transactions with equity participants of the Group. Gains and losses resulted from the disposals to minority interests are recorded in equity. The differences between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired, resulted from the purchase from minority interests, are recorded in equity.

(d) Foreign currencies
      Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Most assets and operations of the Group are located in the PRC, and the functional currency is RMB. For the majority of the overseas oil and gas exploration and production operations, United States Dollar has been used as the functional currency. The consolidated financial statements are presented in RMB, which is the functional and presentation currency of the Company and most of the consolidated subsidiaries.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the date of the transactions; monetary assets and liabilities denominated in foreign currencies are translated at balance sheet date exchange rates; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognized in the consolidated statements of income. Statements of income and cash flows of the Group entities that have a functional currency different from the Group’s presentation currency are translated into the Group’s presentation currency at average exchange rates for the year and their balance sheets are translated at the exchange rates at year end. Currency translation differences are recognized in shareholders’ equity.
      The Group did not enter into material hedge contracts during any of the years presented. No foreign currency exchange gains or losses were capitalized for any years presented.

(e) Financial instruments
      Financial instruments carried at the balance sheet date include cash and bank balances, investments, receivables, payables, leases and debts. Where necessary the particular recognition methods adopted are disclosed in the individual policy statements associated with each item.
      Derivatives are recognized at fair value with changes in the fair value recognized in the statement of income. The Group did not hold any derivative financial instruments for hedging or risk management purpose in any of the years presented.

(f) Investments
      The Group classifies its investments into the following categories: at fair value through income or loss, held-to-maturity, loans and receivables and available-for-sale. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as investments at fair value through income or loss and included in current assets. The Group did not hold any investment in this category during the years presented. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in current assets if their respective maturity dates are twelve months or less from balance sheet date, or in non-current assets if their respective maturity dates are more than twelve months from balance sheet date; the Group did not hold any investment in this category during the year presented. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as investment in collateralized loans, which are initially recorded at fair value and subsequently amortized cost. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; these are included in non-current assets unless management has the expressed the intention of holding the investment for less than twelve months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.
      Regular purchases and sales of available-for-sale investments are recognized on settlement date, the date that the asset is delivered to or by the Group (the effective acquisition or sale date). Available-for-sale investments are initially recognized at fair value plus transaction cost. Available-for-sale investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
ownership. Available-for-sale investments are measured at fair value except there are no quoted market prices in active markets and whose fair values cannot be reliably measured using valuation techniques. Available-for-sale investments carried at cost are subject to review for impairment.

(g) Property, plant and equipment
      Property, plant and equipment, including oil and gas properties (Note 3(h)), are initially recorded at cost less accumulated depreciation, depletion and amortization. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at revalued amount. Revaluations are performed by independent qualified valuers on a regular basis.
      In the intervening years between independent revaluations, the directors review the carrying values of the property, plant and equipment and adjustment is made where the carrying value differs from fair value. As at September 30, 2003, an exercise was undertaken by independent qualified valuers, resulting in minor adjustments to the carrying values, as described in Note 17. Increases in the carrying amount arising on revaluation are credited to the revaluation reserve. Decreases in valuation of property, plant and equipment are first offset against increases from earlier valuations in respect of the same asset and are thereafter charged to the statement of income. All other decreases in valuation are charged to the statement of income. Any subsequent increases are credited to the statement of income up to the amount previously charged.
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
      The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
      Property, plant and equipment, including oil and gas properties (Note 3(h)), are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of a cash generating unit exceeds the higher of its fair value less costs to sell and its value in use, which is the estimated net present value of future cash flows to be derived from the continuing use of the assets in the cash generating unit and from their ultimate disposal.
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

(h) Oil and gas properties
      The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalized. Costs of exploratory wells are capitalized as construction in progress pending determination of whether the wells find proved reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalized pending a determination of whether sufficient quantities of potentially economic oil and gas reserves have been discovered. Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil and gas properties and subject to impairment review(Note 3(g)). For wells that found economically viable reserves in areas where a major capital expenditure would be required before production can begin, the related well costs remain capitalized only if additional drilling is under way or firmly planned. Otherwise the well costs are expensed as dry holes. The Group has no costs of unproved properties capitalized in oil and gas properties.
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

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

(i) Intangible assets
      Expenditure on acquired patents, trademarks, technical know-how and licenses is capitalized and amortized using the straight-line method over their useful lives, generally over 10 years. Intangible assets are not revalued. The Group does not have capitalized internally generated intangible assets. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount. The impairment loss is recognized in the consolidated statement of income. The recoverable amount is measured as the higher of fair value less costs to sell and value in use which is the present value of estimated future cash flows to be derived from continuing use of the asset and from its ultimate disposal.

(j) Leases
      Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as capital leases. Capital leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. Property, plant and equipment acquired under capital leases are generally depreciated over the useful life of the asset as the Group usually obtains ownership of such leased assets by the end of the leased term.
      Leases of assets under which a significant portion of the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are expensed on a straight-line basis over the lease term. Payments made to the PRC’s land authorities to secure land use rights are treated as operating leases. Land use rights are generally obtained through advance lump-sum payments and the terms for use range up to 50 years.

(k) Related parties
      Related parties include CNPC and its subsidiaries, other state-controlled enterprises and their subsidiaries directly or indirectly controlled by the PRC government, corporations in which the Company is able to control or exercise significant influence, key management personnel of the Company and CNPC and their close family members.
      Transactions with related parties do not include those done in the ordinary course of business with terms consistently applied to all public and private entities and where there is no choice of supplier such as electricity, telecommunications, postal service and local government retirement funds.

(l) Inventories
      Inventories are oil products, chemical products, and materials and supplies which are stated at the lower of cost and net realizable value. Cost is determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labour, other direct costs and related production overheads, but excludes debt cost. Net realizable value is the estimate of the selling price in the ordinary course of business, less the cost of completion and selling expenses.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

(m) Trade receivables
      Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision made for impairment of these receivables. Such provision for impairment of trade receivables is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

(n) Cash and cash equivalents
      Cash and cash equivalents comprise cash in hand, deposits held at all with banks and highly liquid investments with original maturities of three months or less from the time of purchase.

(o) Debts
      Debts are recognized initially at the fair value, net of transaction costs incurred. In subsequent periods, debts are stated at amortized cost using the effective yield method. Any difference between proceeds (net of transaction costs) and the redemption value is recognized in the statement of income over the period of the debts, except for the portion eligible for capitalization.
      Debts are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(p) Taxation
      The Company has obtained approval from the State Administration for Taxation to report taxable income on a consolidated basis.
      Deferred income tax is provided in full, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable income or loss. Currently enacted tax rates are used to determine deferred income tax.
      The principal temporary differences arise from depreciation on oil and gas properties and equipment and provision for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carryforward of unused tax losses are recognized to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilized.
      The Group also incurs various other taxes and levies that are not income taxes. “Taxes other than income taxes”, which form part of the operating expenses, primarily comprise consumption tax, resource tax, urban construction tax, education surcharges and business tax.

(q) Revenue recognition
      Sales are recognized upon delivery of products and customer acceptance, if any, or performance of services, net of sales taxes and discounts. Revenues are recognized only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods in the ordinary course of the Group’s activities, and when the amount of revenue and the costs incurred or

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
to be incurred in respect of the transaction can be measured reliably and collectability of the related receivables is reasonably assured.
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
      The Group entered into buy/sell contracts with Sinopec for crude oil. Title of the commodity passes to the buyer on delivery, purchases and sales may not necessarily take place at the same time and amounts are separately invoiced and settled; there is no legal right of offset.
      In September 2005, the Emerging Issues Task Force reached consensus on Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” which requires two or more inventory purchase and sales transactions with the same counterparty that are entered into in contemplation of one another should be combined for purposes of applying Opinion 29, “Accounting for Nonmonetary Transactions”. The Task Force also agreed that an entity should disclose the amount of revenue and costs (or gains and losses) associated with inventory exchanges recognized at fair value. This Issue should be applied to new arrangements entered into, and modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006 and early application is permitted in periods for which financial statements have not been issued. However the Group did not early adopt EITF 04-13 in 2005.
      For the year ended December 31, 2005, the Group reported the revenue gross in the Consolidated Statements of Income after consideration of the following guidance EITF No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”, EITF No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” and EITF No. 03-11, “Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not Held for Trading Purposes as Defined in Issue No. 02-3”. Additionally, as a result of a communication to the oil and gas industry issued by the US Securities and Exchange Commission in February 2005 requesting additional disclosures regarding buy/sell contracts, the Group reviewed such contracts and estimated that, if buy/sell contracts were reported net, both “Sales and other operating revenues” and “Purchase, services and other” for 2005 would be reduced by RMB 1,384 million (2004: RMB 2,217; 2003: RMB 1,747) with no impact on net income.

(r) Provisions
      Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.
      Provision for decommissioning and restoration is recognized in full on the installation of oil and gas properties. The amount recognized is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the capital costs of the oil and gas properties. Any change in

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
the present value of the estimated expenditure other than the one due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

(s) Research and development expenses
      Research expenditure incurred is recognized as an expense. Cost incurred on development projects are recognized as intangible assets to the extent that such expenditure is expected to generate future economic benefits. Research and development expenses were RMB 2,442, RMB 2,977 and RMB 3,195 for the years ended December 31, 2003, 2004 and 2005, respectively.

(t) Retirement benefit plans
      The Group contributes to various employee retirement benefit plans organised by Chinese municipal and provincial governments under which it is required to make monthly contributions to these plans at rates prescribed by the related municipal and provincial governments. The Chinese municipal and provincial governments undertake to assume the retirement benefit obligations of existing and future retired Chinese employees of the Group. Contributions to these plans are charged to expense as incurred. The Group currently has no additional material obligations outstanding for the payment of retirement and other post-retirement benefits of employees in China or overseas other than the monthly contributions described above.

(u) Share appreciation rights
      Compensation under the share appreciation rights is measured based on the fair value of the liability incurred and is expensed over the vesting period. The liability is remeasured at each balance sheet date to its fair value until settlement with all changes included in employee compensation cost in the statements of income; the related liability is included in the salaries and welfare payable.

(v) New accounting developments
      IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements-Capital Disclosures (effective from January 1,2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.
      IFRIC 4, Determining whether an Arrangement contains a Lease (effective from January 1, 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management is currently assessing the impact of IFRIC 4 on the Group’s operations.
      IFRIC 8, Scope of IFRS 2 (effective from May 1, 2006). IFRIC 8 clarifies that the accounting standards IFRS 2 Share-based Payment applies to arrangements where an entity makes share-

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
based payments for apparently nil or inadequate consideration. Management is currently assessing the impact of IFRIC 8 on the Group’s operations.
      IAS 39 and IFRS 4 (Amendments), Financial Guarantee Contracts (effective from January 1, 2006). These amendments require that issuers of financial guarantee contracts to include the resulting liabilities in their balance sheet. Management is currently assessing the impact of these amendments.
      The following new interpretations and amendment to existing standards are not relevant to the Group’s operations.

•	IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Fund (effective from January 1,2006).

•	IFRIC 6, Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment (effective from December 1, 2005).

•	IFRIC 7, Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies (effective from March 1, 2006).

•	IFRIC 9, Reassessment of Embedded Derivatives (effective from June 1, 2006).

•	IAS 19 (Amendment), Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures (effective from January 1, 2006).

•	IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transaction and The Fair Value Option (effective from January 1, 2006).

•	IAS 21 (Amendment), Net Investment in a Foreign Operation (effective from January 1, 2006).

4	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
      Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
      The matters described below are considered to be the most critical in understanding the judgements that are involved in preparing the Group’s financial statements.

(a) Estimation of oil and natural gas reserves
      Oil and gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation charges to income. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from the development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In general, changes in the technical maturity of oil and gas reserves resulting from new information becoming available from development and production activities have tended to be the most significant cause of annual revisions. Changes to the Group’s estimates of proved reserves, particularly proved developed reserves, affect the amount of depreciation, depletion and amortization recorded in the Group’s financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortization charges (assuming constant production) and reduce net income.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

(b) Estimated impairment of property, plant and equipment
      Property, plant and equipment, including oil and gas properties, are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters, such as future prices of crude oil, refined products and chemical products, production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plan. These assumptions also include those relative to the pricing regulations by the regulatory agencies in China that the polices will not restrict the profit margins of refined products to levels that will be insufficient to recover the carrying cost of the related production assets. Favourable changes to some assumptions might have avoided the need to impair any assets in these periods, whereas unfavourable changes might have caused an additional unknown number of other assets to become impaired.

(c) Estimation of asset retirement obligations
      The Environmental Protection Regulation for Oil and Gas Exploration and Production Activities in Heilongjiang Province and the Environmental Protection Regulation for Oil and Gas Exploration and Production Activities in Gansu Province were issued in mid and late 2005. Based on its reading of the new provincial regulations and in consultation with the environmental administrative authorities in Heilongjiang and Gansu Provinces, the Company believes that such regulations only apply to the oil and gas properties retired after these regulations were issued in 2005. Accordingly, the Company established standard abandonment procedures, requesting that all of its branch and subsidiary companies recognize asset retirement provisions for their currently used oil and gas properties in accordance with the newly established internal policy. The new internal policy applies only to oil and gas properties retired after the establishment of the new policy.
      Provisions are recognized for the future decommissioning and restoration of oil and gas properties. The amounts of the provisions recognized are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc.. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic life of oil and gas properties. Changes in any of these estimates will impact the net income and the financial position of the Group over the remaining economic life of oil and gas properties.
5     EMPLOYEE COMPENSATION COSTS

	Year Ended December 31,

	2003	2004	2005

	RMB	RMB	RMB
Wages and salaries	13,303	15,449	19,351
Social security costs(i)	6,741	7,485	10,324

	20,044	22,934	29,675

(i)	Social security costs mainly represent contributions to funds for staff welfare organized by the municipal and provincial governments including contribution to the retirement benefit plans (Note 28).

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
6     SHUT DOWN OF MANUFACTURING ASSETS
      During the years ended December 31, 2003, 2004 and 2005, the Group provided RMB 2,355, RMB 220 and RMB Nil respectively for the shut down of certain less efficient operating facilities in the refining and chemical manufacturing plants. The charges represented the net book value of the facilities.

	Year Ended
	December 31,

	2003	2004	2005

	RMB	RMB	RMB
Refining facilities	1,596	192	—
Chemical facilities	759	28	—

	2,355	220	—

      There were no employee termination or relocation costs relating to the shut down of these manufacturing equipment.
7     INTEREST EXPENSE

	Year Ended December 31,

	2003	2004	2005

	RMB	RMB	RMB
Interest on
— loans	4,205	3,900	3,826
— capital leases	4	2	1
Less: amounts capitalized	(1,320)	(1,006)	(1,065)

	2,889	2,896	2,762

      Amounts capitalized are debt costs related to funds borrowed specifically for the purpose of acquiring qualifying assets. Interest rate on such capitalized debts were 5.020% per annum in 2003, 5.020% per annum in 2004 and 5.265% per annum in 2005.
8     INCOME TAXES

	Year Ended December 31,

	2003	2004	2005

	RMB	RMB	RMB
Current taxes	26,733	40,331	50,221
Deferred income taxes (Note 25)	2,063	3,267	3,959

	28,796	43,598	54,180

      In accordance with the relevant PRC income tax rules and regulations, the PRC income tax rate applicable to the Group is principally 33%, 33% and 33% for the year ended December 31, 2003, 2004 and 2005, respectively. Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of reduced income tax rate to 15% through the year 2010 or accelerated depreciation of certain plant and equipment.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      The tax on the Group’s income before income taxes differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

	Year Ended December 31,

	2003	2004	2005

	RMB	RMB	RMB
Income before income taxes	100,693	151,244	193,822

Tax calculated at a tax rate of 33%	33,229	49,911	63,961
Prior year tax return adjustment	419	27	364
Effect of preferential tax rate	(5,190)	(6,886)	(10,744)
Utilization of previously unrecognized tax loss of subsidiaries	(117)	(969)	—
Income not subject to tax	(597)	(913)	(427)
Expenses not deductible for tax purposes	1,052	2,428	1,026

Tax charge	28,796	43,598	54,180

9     BASIC AND DILUTED NET INCOME PER SHARE
      Basic and diluted net income per share for the years ended December 31, 2003 and 2004 have been computed by dividing income for the year attributable to equity holders of the Company by the number of 175.82 billion shares issued and outstanding for the respective years.
      Basic and diluted net income per share for the years ended December 31, 2005 have been computed by dividing income for the year attributable to equity holders of the Company by the weighted average number of 176.77 billion shares issued and outstanding for the year.
      There are no dilutive potential ordinary shares.

10	DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

	Year Ended December 31,

	2003	2004	2005

	RMB	RMB	RMB
Final dividend attributable to equity holders of the Company for 2002 (Note (i))	12,299	—	—
Interim dividend attributable to equity holders of the Company for 2003 (Note (ii))	17,379	—	—
Final dividend attributable to equity holders of the Company for 2003 (Note (iii))	—	13,947	—
Interim dividend attributable to equity holders of the Company for 2004 (Note (iv))	—	20,381	—
Final dividend attributable to equity holders of the Company for 2004 (Note (v))	—	—	25,936
Interim dividend attributable to equity holders of the Company for 2005 (Note (vi))	—	—	27,731

	29,678	34,328	53,667

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

(i)	A final dividend attributable to equity holders of the Company in respect of 2002 of RMB 0.069951 per share amounting to a total of RMB 12,299 was paid on June 12, 2003, and was accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2003.

(ii)	An interim dividend attributable to equity holders of the Company in respect of 2003 of RMB 0.098841 per share amounting to a total of RMB 17,379 was paid on October 8, 2003, and was accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2003.

(iii)	A final dividend attributable to equity holders of the Company in respect of 2003 of RMB 0.079324 per share amounting to a total of RMB 13,947 was paid on June 2, 2004, and was accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2004.

(iv)	An interim dividend attributable to equity holders of the Company in respect of 2004 of RMB 0.115919 per share amounting to a total of RMB 20,381 was paid on October 8, 2004, and was accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2004.

(v)	A final dividend attributable to equity holders of the Company in respect of 2004 of RMB 0.147511 per share amounting to a total of RMB 25,936 was paid on June 10, 2005, and was accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2005.

(vi)	As authorized by shareholders in the Annual General Meeting on May 26, 2005, the Board of Directors, in a meeting held on August 24, 2005, resolved to distribute an interim dividend attributable to equity holders of the Company in respect of 2005 of RMB 0.157719 per share amounting to a total of RMB 27,731. The interim dividend was paid on September 30, 2005, and was accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2005.

(vii)	At the meeting on March 20, 2006, the Board of Directors proposed a final dividend attributable to equity holders of the Company in respect of 2005 of RMB 0.180325 per share amounting to a total of RMB 32,282. These financial statements do not reflect this dividend payable, which will be accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2006.

11	CASH AND CASH EQUIVALENTS

	At December 31,

	2004	2005

	RMB	RMB
Cash at bank and in hand	11,688	80,905

      The weighted average effective interest rates on bank deposits were 1.25% and 1.97% for the years ended December 31, 2004 and 2005, respectively.

12	INVESTMENTS IN COLLATERALIZED LOANS
      Securities, in the form of loans collateralized by principally PRC government bonds, purchased by the Group are recorded as investments in collateralized loans. These securities have terms ranging from 3 days to 182 days. The difference between the purchase price and the amount that

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
the Company can receive upon the maturity of these securities is treated as interest income and accrued over the life of these securities using the effective yield method. Investments in collateralized loans are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus interest accrued.
      The weighted average effective interest rates on investments in collateralized loans were 2.36% and 2.23% for the year ended December 31, 2004 and 2005, respectively.

13	NOTES RECEIVABLE
      Notes receivable represent mainly the bills of acceptance issued by banks for sale of goods and products. All notes receivable are due within one year.

14	ACCOUNTS RECEIVABLE

	At December 31,

	2004	2005

	RMB	RMB
Accounts receivable due from third parties	4,605	6,483
Accounts receivable due from related parties	4,085	2,145
Less: Impairment provision	(4,848)	(3,998)

	3,842	4,630

      Movement in allowance for impairment of receivables are as follows:

	Year Ended December 31,

	2003	2004	2005

	RMB	RMB	RMB
Balance at beginning of year	6,438	5,952	4,848
Provision/(Write back)	224	(408)	(333)
Amount written off against provision	(710)	(696)	(517)

Balance at end of year	5,952	4,848	3,998

      Amounts due from related parties are interest free and unsecured.

15	INVENTORIES

	At December 31,

	2004	2005

	RMB	RMB
Crude oil and other raw materials	14,903	22,396
Work in progress	5,417	5,933
Finished goods	27,913	35,131
Spare parts and consumables	70	43

	48,303	63,503
Less: Write down in inventories	(926)	(770)

	47,377	62,733

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      Movements in allowance for write down in inventories, which relate primarily to oil and chemical products, are as follows:

	Year Ended
	December 31,

	2003	2004	2005

	RMB	RMB	RMB
Balance at beginning of year	665	803	926
Provision /(Write back)	161	147	(139)
Amount written off against provision	(23)	(24)	(17)

Balance at end of year	803	926	770

      Cost of inventory (approximates cost of goods sold) recognized as expense amounted to RMB 134,765, RMB 174,169 and RMB 257,957 for the years ended December 31, 2003, 2004 and 2005, respectively.
      Inventories of the Group carried at net realizable value amounted to RMB 3,282 and RMB 2,236 at December 31, 2004 and 2005, respectively.

16	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	At December 31,

	2004	2005

	RMB	RMB
Other receivables	9,777	9,404
Amounts due from related parties	11,461	13,524
Less: Impairment provision	(7,255)	(6,814)

	13,983	16,114
Advances to suppliers	5,448	5,819
Prepaid expenses	248	279
Other current assets	187	461

	19,866	22,673

      Other receivables consist primarily of taxes other than income taxes refund receivables, subsidies receivable, and receivables for the sale of materials and scrap.
      Except for loans to related parties (Note 34 (g)), amounts due from related parties are interest free, unsecured and with no fixed terms of repayment.
      Movements in allowance for impairment of other receivables are as follows:

	Year Ended December 31,

	2003	2004	2005

	RMB	RMB	RMB
Balance at beginning of year	5,332	6,365	7,255
Provision/(Write back)	1,289	1,084	(122)
Amount written off against provision	(256)	(194)	(319)

Balance at end of year	6,365	7,255	6,814

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

17	PROPERTY, PLANT AND EQUIPMENT

Year Ended		Oil and Gas	Plant and	Motor		Construction
December 31, 2004	Buildings	Property	Equipment	Vehicles	Other	in Progress	Total

	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation
At beginning of the year	56,385	385,693	225,124	8,366	6,135	34,119	715,822
Additions	974	473	2,143	1,263	196	93,945	98,994
Transfers	9,586	50,039	29,021	—	376	(89,022)	—
Disposals or write off	(2,181)	(9,045)	(5,565)	(280)	(85)	—	(17,156)
Exchange difference	60	1,417	117	48	83	95	1,820

At end of the year	64,824	428,577	250,840	9,397	6,705	39,137	799,480

Accumulated depreciation and impairment
At beginning of the year	(11,625)	(157,267)	(98,139)	(4,164)	(2,316)	—	(273,511)
Charge for the year	(2,121)	(26,287)	(16,793)	(867)	(741)	(202)	(47,011)
Disposals or write off	856	3,214	2,971	235	53	—	7,329
Exchange difference	(15)	(586)	(39)	(14)	(21)	—	(675)

At end of the year	(12,905)	(180,926)	(112,000)	(4,810)	(3,025)	(202)	(313,868)

Net book value
At end of the year	51,919	247,651	138,840	4,587	3,680	38,935	485,612

Carrying value of the property, plant and equipment had they been stated at cost less accumulated depreciation	47,422	238,364	120,119	4,069	3,108	38,935	452,017

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

Year Ended		Oil and Gas	Plant and	Motor		Construction
December 31, 2005	Buildings	Property	Equipment	Vehicles	Other	in Progress	Total

	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation
At beginning of the year	64,824	428,577	250,840	9,397	6,705	39,137	799,480
Additions	1,394	14,308	1,292	1,744	122	119,199	138,059
Transfers	7,661	67,223	27,451	—	362	(102,697)	—
Disposals or write off	(714)	(11,817)	(2,152)	(286)	(95)	—	(15,064)
Exchange difference	(32)	(659)	(67)	(26)	(43)	(42)	(869)

At end of the year	73,133	497,632	277,364	10,829	7,051	55,597	921,606

Accumulated depreciation and impairment
At beginning of the year	(12,905)	(180,926)	(112,000)	(4,810)	(3,025)	(202)	(313,868)
Charge for the year	(3,454)	(25,819)	(18,234)	(955)	(749)	—	(49,211)
Disposals or write off	329	3,054	1,279	200	76	104	5,042
Exchange difference	1	275	23	10	12	—	321

At end of the year	(16,029)	(203,416)	(128,932)	(5,555)	(3,686)	(98)	(357,716)

Net book value
At end of the year	57,104	294,216	148,432	5,274	3,365	55,499	563,890

Carrying value of the property, plant and equipment had they been stated at cost less accumulated depreciation	52,779	289,820	131,411	4,787	2,810	55,499	537,106

      The additions of the oil and gas properties of the Group included RMB 48 and RMB 13,258 for the year ended December 31, 2004 and 2005 respectively relating to the asset retirement obligations recognized during the year (see Note 24).
      The Refinery and Marketing segment incurred a loss of RMB 19,810 million during the year ended December 31, 2005, principally as a result of increases in input crude prices and insufficient corresponding increases in refined product prices. Management believes that the allowed pricing mechanism of the refined products will be amended and result in a cost-plus method with a margin not less than 5%. In the event the anticipated change in the refined product pricing mechanism does not materialize in the near future, impairment of the carrying value of the refining related fixed assets will become necessary.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2003, 2004 and 2005.

	Year Ended December 31,

	2003	2004	2005

	RMB	RMB	RMB
Beginning balance at January 1	3,816	4,335	5,751
Additions to capitalized exploratory well costs pending the determination of proved reserves	9,260	10,913	16,181
Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(4,050)	(4,756)	(7,089)
Capitalized exploratory well costs charged to expense	(4,691)	(4,741)	(6,547)

Ending balance at December 31	4,335	5,751	8,296

Number of wells at year end	637	783	993

      The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed.

	At
	December 31,

	2004	2005

	RMB	RMB
One year or less	5,283	8,023
Over one year	468	273

Balance at December 31	5,751	8,296

      The RMB 273 at December 31, 2005 for capitalized exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning.
      Cash payment of RMB 17,716 and RMB 25,099 have been incurred in connection with exploration activities, including RMB 7,349 and RMB 9,019 related to operating activities and RMB 10,367 and RMB 16,080 related to investing activities for the year ended December 31, 2004 and 2005, respectively.
      Buildings owned by the Group are on leased land. The net book values of the buildings owned by the Group analyzed by the following categories of lease terms:

	At
	December 31,

	2004	2005

	RMB	RMB
Short-term lease (less than 10 years)	335	336
Medium-term lease (10 to 50 years)	51,584	56,768

	51,919	57,104

      Substantially all the buildings of the Group are located in the PRC.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      Property, plant and equipment under capital leases at the end of year are as follows:

	At
	December 31,

	2004	2005

	RMB	RMB
Exploration and Production	45	45
Refining and Marketing	94	—
Chemicals and Marketing	110	—
Accumulated depreciation	(74)	(12)

	175	33

      Capital leases are principally related to plant and equipment and generally contain purchase options at the end of the lease terms.
      Depreciation expenses on property, plant and equipment are as follows:

	Year Ended December 31,

	2003	2004	2005

	RMB	RMB	RMB
Owned assets	40,587	46,988	49,198
Assets under capital lease	21	23	13

	40,608	47,011	49,211

      The depreciation charge of the Group included RMB 1,654, RMB 4,020 and RMB 3,019 relating to impairment provision for property, plant and equipment held for use for the year ended December 31, 2003, 2004 and 2005, respectively. Of this amount, RMB 863, RMB 798 and RMB 1,955 for the year ended December 31, 2003, 2004 and 2005 respectively was related to the Chemicals and Marketing segment, RMB 624, RMB 1,423 and RMB 372 for the year ended December 31, 2003, 2004 and 2005 respectively was for the Refining and Marketing segment, and RMB 167, RMB 1,799 and RMB 692 for the year ended December 31, 2003, 2004 and 2005 respectively was for the Exploration and Production segment.
      Repair and maintenance costs were RMB 4,828, RMB 6,314 and RMB 7,880 for the years ended December 31, 2003, 2004 and 2005, respectively.
      Bank debts are secured on property, plant and equipment at net book value of RMB 246 and RMB 75 at December 31, 2004 and 2005, respectively.
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

18	INVESTMENTS IN EQUITY AFFILIATES
      The Group’s interests in its principal equity affiliates, all of which are unlisted, were as follows:

	Country of					Interest	Type of
Name	Incorporation	Assets	Liabilities	Revenues	Income	Held %	Share

2004
Dalian West Pacific Petrochemical Co., Ltd.	PRC	10,182	6,704	21,115	1,314	28.4	ordinary
China Marine Bunker (PetroChina) Co., Ltd.	PRC	4,095	2,146	18,356	132	50.0	ordinary
Other		22,626	15,898	74,872	2,397	20.0-50.0	ordinary

		36,903	24,748	114,343	3,843

2005
DaLian West Pacific Petrochemical Co., Ltd.	PRC	10,964	7,861	30,153	477	28.4	ordinary
China Marine Bunker (PetroChina) Co., Ltd.	PRC	6,419	4,196	28,042	254	50.0	ordinary
Other		41,528	27,757	62,559	4,465	20.0-50.0	ordinary

		58,911	39,814	120,754	5,196

      Share of income of equity affiliates included in the statements of income of the Group was RMB 933, RMB 1,621 and RMB 2,401 for the year ended December 31, 2003, 2004 and 2005, respectively.
      Share of net income of equity affiliates included in retained earnings of the Group was RMB 1,943, RMB 3,597 at December 31, 2004 and 2005, respectively. Dividends received and receivable from equity affiliates were RMB 671 and RMB 634 at December 31, 2004 and 2005, respectively.
      Investments in equity affiliates of RMB 60 and RMB 1,104 were disposed of with a loss of RMB 33 and RMB 2 incurred for the years ended December 31, 2004 and 2005, respectively.

19	AVAILABLE-FOR-SALE INVESTMENTS

	At
	December 31,

	2004	2005

	RMB	RMB
Unlisted available-for-sale investments	2,361	1,907
Less: Impairment provision	(755)	(677)

	1,606	1,230

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

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      Dividend income from available-for-sale investments was RMB 69, RMB 113 and RMB 109 for the years ended December 31, 2003, 2004 and 2005, respectively.
      Available-for-sale investments of RMB 89 and RMB 1,003 were disposed of with a loss of RMB 6 and RMB 27 incurred for the years ended December 31, 2004 and 2005, respectively.
      Movements in provision for impairment of available-for-sale investments are as follows:

	Year Ended December 31,

	2003	2004	2005

	RMB	RMB	RMB
Balance at beginning of year	660	813	755
Provision/(Write back)	158	26	(23)
Amount written off against provision	(5)	(84)	(55)

Balance at end of year	813	755	677

20	ADVANCE OPERATING LEASE PAYMENTS

	At
	December 31,

	2004	2005

	RMB	RMB
Land use rights	8,011	9,786
Advance lease payments	4,296	6,449

	12,307	16,235

      Land use rights have terms up to 50 years. Advance lease payments are principally for use of land sub-leased from entities other than PRC land authorities. These advance operating lease payments are amortized over the related lease periods using the straight-line method.

21	INTANGIBLE AND OTHER ASSETS
      Intangible and other assets consist of the following:

	At December 31,

	2004			2005

		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

	RMB	RMB	RMB	RMB	RMB	RMB
Patents	1,873	(958)	915	2,166	(1,140)	1,026
Technical know-how	248	(181)	67	325	(209)	116
Other	1,454	(396)	1,058	2,664	(684)	1,980

Intangible assets	3,575	(1,535)	2,040	5,155	(2,033)	3,122

Other assets			980			1,889

			3,020			5,011

      Amortization on intangible and other assets was RMB 635, RMB 755 and RMB 888 for the years ended December 31, 2003, 2004 and 2005, respectively.

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

22	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	At
	December 31,

	2004	2005

	RMB	RMB
Trade payables	7,953	13,749
Advances from customers	6,002	7,698
Salaries and welfare payable	5,926	7,353
Accrued expenses	7	4
Dividends payable by subsidiaries to minority shareholders	11	93
Interest payable	6	27
Construction fee and equipment cost payables	9,366	16,420
One-time employee housing remedial payment payable	1,740	1,174
Other payables	8,170	12,158
Amounts due to related parties	33,891	41,082

	73,072	99,758

      Other payables consist primarily of customer deposits.
      Amounts due to related parties are interest-free, unsecured and with no fixed terms of repayment.

23	DEBTS

(a) Short-term debts

	At
	December 31,

	2004	2005

	RMB	RMB
Bank loans
— secured	495	34
— unsecured	11,100	12,753
Loans from fellow CNPC subsidiary	4,351	520
Other	8	57

	15,954	13,364
Current portion of long-term debts	18,983	15,325

	34,937	28,689

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

(b) Long-term debts

		At December 31,

	Interest Rate and Final Maturity	2004	2005

		RMB	RMB
Renminbi — denominated debts:
Bank loans for the development of oil fields and construction of refining plants	Majority variable interest rates ranging from 5.18% to 6.12% per annum as of December 31, 2005, with maturities through 2010	16,195	9,778
Bank loans for working capital	Majority variable interest rates ranging from 5.18% to 5.27% per annum as of December 31, 2005, with maturities through 2008	6,044	6,030
Loans from fellow CNPC subsidiary for the development of oil fields and construction of refining plants	Floating interest rates ranging from 4.46% to 5.18% per annum as of December 31, 2005, with maturities through 2032	15,610	16,462
Working capital loans from fellow CNPC subsidiary	Majority variable interest rates ranging from 4.61% to 4.67% per annum as of December 31, 2005, with maturities through 2007	5,043	4,335
Working capital loans	Fixed interest rates at 6.32% per annum with no fixed repayment term	9	5
Corporate debenture for the development of oil fields and construction of refining plants	Fixed interest rate at 4.50% per annum with maturities through 2007	1,350	1,350
Corporate debenture for the development of oil and gas properties	Fixed interest rate at 4.11% per annum with maturities through 2013	1,500	1,500
US Dollar — denominated debts:
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from free to 9.00% per annum with maturities through 2038	1,883	1,404
Bank loans for the development of oil fields and construction of refining plants	Floating interest rates ranging from 2.69% to 9.70% per annum as of December 31, 2005, with maturities through 2014	7,320	6,751
Bank loans for working capital	Floating interest rates ranging from LIBOR plus 0.40% to LIBOR plus 3.00% per annum as of December 31, 2005 with maturities through 2006	492	1,362
Bank loans for acquisition of overseas oil and gas properties	Floating interest rate at LIBOR plus 0.55% per annum as of December 31, 2005, with maturities through 2009	1,490	1,614
Loans from fellow CNPC subsidiary for the development of oil fields and construction of refining plants	Floating interest rates ranging from LIBOR minus 0.25% to LIBOR plus 0.50% per annum as of December 31, 2005, with maturities through 2020	1,633	2,852
Loans from fellow CNPC subsidiary for acquisition of overseas oil and gas properties	Floating interest rate at LIBOR plus 0.40% per annum as of December 31, 2005, with maturities through 2006	608	593

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

		At December 31,

	Interest Rate and Final Maturity	2004	2005

		RMB	RMB
Loans from fellow CNPC subsidiary for working capital	Floating interest rates ranging from LIBOR plus 0.40% to LIBOR plus 1.00% per annum as of December 31, 2005, with maturities through 2008	2,687	2,557
Loans for the development of oil fields and construction of refining plants	Fixed interest rate at 1.55% per annum with maturities through 2022	554	509
Loans for working capital	Floating interest rate at LIBOR plus 0.35% per annum as of December 31, 2005, with maturities through 2008	64	668
Corporate debenture for the development of oil fields and construction of refining plants	Fixed interest rate at 3.00% per annum with maturities through 2019	—	347
Corporate debenture for the development of oil and gas properties	Fixed interest rate at 9.50% per annum with maturities through 2011	—	844
Corporate debenture for the development of oil and gas properties	Fixed interest rate at 15.00% per annum with maturities through 2008	—	292
Japanese Yen — denominated debts:
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from 4.10% to 5.30% per annum with maturities through 2010	430	226
Euro — denominated debts:
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from 2.00% to 2.30% per annum with maturities through 2023	360	256
British Pound — denominated debts:
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rate at 2.85% per annum with maturities through 2007	338	160

		63,610	59,895
Finance lease obligations		21	—

Total long-term borrowings		63,631	59,895
Less: Current portion of long-term borrowings		(18,983)	(15,325)

		44,648	44,570

      For loans denominated in RMB with floating rates, the rates are re-set annually on the respective anniversary dates based on rates announced by the People’s Bank of China. For loans denominated in currencies other than RMB with floating rates, the rates are re-set quarterly or semi-

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
annually as stipulated in the respective agreements. Other loans represent loans from independent third parties other than banks. Interest free loans amounted to RMB 88 and RMB 110 at December 31, 2004 and 2005, respectively.
      Debts of RMB 756 and RMB 674 were guaranteed by CNPC and its subsidiaries at December 31, 2004 and 2005, respectively.
      The Group’s debts include secured liabilities (lease and bank debts) totalling RMB 2,269 and RMB 1,108 at December 31, 2004 and 2005, respectively. Bank debts are secured mostly over certain of the Group’s property and time deposits with maturities over one year.

	At December 31,

	2004	2005

	RMB	RMB
Total debt:
— at fixed rates	19,885	19,750
— at variable rates	59,700	53,509

	79,585	73,259

Weighted average effective interest rates:
— bank loans	4.69%	5.26%
— loans from fellow CNPC subsidiary	4.47%	4.90%
— other loans	2.01%	3.38%
— corporate debentures	4.30%	5.86%
— capital lease obligations	4.78%	—
      The carrying amounts and fair values of long-term debts (excluding capital lease obligations) are as follows:

	Carrying Amounts
	At December 31,

	2004	2005

	RMB	RMB
Bank loans	34,552	27,581
Loans from fellow CNPC subsidiary	25,581	26,799
Corporate debentures	2,850	4,333
Other	627	1,182

	63,610	59,895

	Fair Values
	At December 31,

	2004	2005

	RMB	RMB
Bank loans	34,394	27,397
Loans from fellow CNPC subsidiary	25,581	26,795
Corporate debentures	2,632	4,173
Other	469	1,049

	63,076	59,414

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the balance sheet dates. Such discount rates ranged from 0.13% to 7.45% per annum as of December 31, 2005 depending on the type of the debts. The carrying amounts of short-term debts and capital lease obligations approximate their fair value.
      Maturities of long-term debts (excluding capital lease obligations) at the dates indicated below are as follows:

	At December 31,

	2004	2005

	RMB	RMB
First year	18,962	15,325
Second year	10,145	18,373
Third year	18,307	11,393
Fourth year	5,810	2,492
Fifth year	2,955	1,057
Thereafter	7,431	11,255

	63,610	59,895

      Future minimum payments on capital lease obligations at the dates indicated below are as follows:

	At December 31,

	2004	2005

	RMB	RMB
First year	22	—
Second year	—	—

	22	—
Future finance charges on capital lease obligations	(1)	—

Present value of capital lease obligations	21	—

The present value of capital lease obligations can be analyzed as follows:
First year	21	—
Second year	—	—

	21	—

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

24	ASSET RETIREMENT OBLIGATIONS

	Year Ended December 31,

	2003	2004	2005

	RMB	RMB	RMB
At beginning of year	585	735	919
Acquisition	12	—	—
Liabilities incurred	46	48	13,258
Liabilities settled	—	—	(1)
Accretion expense	42	54	60
Currency translation differences	50	82	(49)

At end of year	735	919	14,187

      Asset retirement obligations are related to oil and gas properties (see Note 17). The restated ending balance of 2003 and 2004 represented the obligation recognized by Zhong You Kan Tan Kai Fa Company Limited, acquired by the Company through a business combination under common control. (see note 2).
      Before the issuance of two provincial regulations which set forth specific abandonment and disposal processes for oil and gas exploration and production activities in 2005, the Company was neither legally obligated to, nor was the Company under the constructive obligation to take any abandonment measures for its retired oil and gas properties located in China. For safety purposes, the Company performed capping or plugging on certain wells, which were considered to be in areas with extensive human use at the time of the abandonment. The related costs incurred, which were included as normal operating costs, approximated RMB 35 million, RMB 32 million and RMB 45 million in 2002, 2003 and 2004 respectively.
      In 2005, the Company established standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of two provincial regulations which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. As a result of this change in legal requirements as well as the Company’s practice in China, the Company became legally obligated to take abandonment measures for its retired oil and gas properties located in the two provinces where the new regulations enacted and is under the constructive obligation to take abandonment measures for its retired oil and gas properties located in all other provinces in China. An obligation of RMB 13.2 billion was recorded at the end of 2005 and did not have a material impact on the company’s 2005 financial results.
      The company does not have any assets that are legally restricted for purposes of setting asset retirement obligations.

25	DEFERRED INCOME TAXES
      Deferred income taxes are calculated on temporary differences under the liability method using a principal tax rate of 33%.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      The movements in the deferred income tax account are as follows:

	Year Ended December 31,

	2003	2004	2005

	RMB	RMB	RMB
At beginning of year	10,832	13,436	16,902
Income statement charge (Note 8)	2,063	3,267	3,959
Acquisition	195	—	—
Charged to equity
— net surplus on revaluation	5	—	—
— currency translation difference	341	199	(102)

At end of year	13,436	16,902	20,759

      Deferred tax balances are attributable to the following items:

	At December 31,

	2004	2005

	RMB	RMB
Deferred tax assets
Current
Provisions, primarily for receivables and inventories	4,558	4,767
Tax losses of subsidiaries	9	1,014
Non current
Shut down of manufacturing assets and impairment of long-term assets	2,454	4,022
Other	802	796

Total deferred tax assets	7,823	10,599

Deferred tax liabilities
Current
Sales (Note (i))	4,401	4,401
Non current
Accelerated tax depreciation	20,070	26,615
Other	254	342

Total deferred tax liabilities	24,725	31,358

Net deferred tax liabilities	16,902	20,759

(i)	Prior to the formation of the Company in November 1999, certain crude oil sales were exempted from income tax. Upon formation of the Company, such exemption ceased to be available. A portion of the previously exempted items may become taxable at a later date in certain circumstances at the discretion of the tax authorities.

(ii)	There were no material unrecognized tax losses at December 31, 2005.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

26	SHARE CAPITAL

	At December 31,

	2004	2005

	RMB	RMB
Registered, issued and fully paid:
State-owned shares	158,242	157,922
H shares	17,582	21,099

	175,824	179,021

	Year Ended December 31,

Number of Shares of the Company (million)	2003	2004	2005

	RMB	RMB	RMB
Beginning balance	175,824	175,824	175,824
Issue of Share	—	—	3,197

Ending balance	175,824	175,824	179,021

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
      In September 2005, the Company issued 3,196,801,818 new H shares at HK$6.00 per share and net proceeds to the Company was approximately RMB 19,692. CNPC also sold 319, 680,182 state-owned shares it held concurrently with PetroChina’s sale of new H shares in September 2005.
      Shareholders’ rights are governed by the PRC Company Law that requires an increase in registered capital to be approved by the shareholders in general meeting and the relevant PRC Government and regulatory authorities.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

27	RESERVES

	Year Ended
	December 31,

	2004	2005

	RMB	RMB
Revaluation Reserve
Beginning balance	79,946	79,946

Ending balance	79,946	79,946
Capital Reserve
Beginning balance	(25,376)	(25,376)
Issue of shares (Note 26)	—	16,495

Ending balance	(25,376)	(8,881)
Statutory Common Reserve Fund (Note a)
Beginning balance	26,370	36,071
Transfer from retained earnings	9,701	12,665

Ending balance	36,071	48,736
Statutory Common Welfare Fund (Note b)
Beginning balance	16,653	21,504
Transfer from retained earnings	4,851	6,333

Ending balance	21,504	27,837
Currency translation differences
Beginning balance	(441)	(111)
Currency translation adjustments	330	(268)

Ending balance	(111)	(379)
Other Reserves
Beginning balance	(3,200)	(3,200)
Payment to CNPC for the acquisition of the refinery and petrochemical business	—	(9)
Purchase from minority interests of listed subsidiaries (Note 38)	—	(1,438)
Paid-in capital to Zhong You Kan Tan Kai Fa Company Limited	—	(10,056)

Ending balance	(3,200)	(14,703)

	108,834	132,556

(a)	Pursuant to PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net income, as determined under the PRC accounting regulations, to statutory common reserve fund until the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

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

(b)	Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 5% to 10% of its net income, as determined under the PRC accounting regulations, to the statutory common welfare fund. This fund can only be used to provide common facilities, of which the Group retains the titles, and other collective benefits to the Company’s employees. This fund is non-distributable other than in liquidation. The directors have proposed to transfer 5% and 5% of the net income, as determined under the PRC accounting regulations, to the statutory common welfare fund for the year ended December 31, 2004 and 2005, respectively.

(c)	The Company’s distributable reserve is the retained earnings computed under the PRC accounting regulations, which amounted to RMB 95,248 and RMB 142,883 as of December 31, 2004 and 2005, respectively. The distributable reserve computed under the PRC accounting regulations at December 31, 2005 has been arrived at after the accrual for the proposed final dividend in respect of year 2005 of RMB 32,282 (Note 10 (vii)).

(d)	As of December 31, 2005, revaluation surplus relating to depreciation and disposals amounted to approximately RMB 46,757 and RMB 53,717 as of December 31, 2004 and 2005, respectively.

28	PENSIONS
      The Group participates in various retirement benefit plans organized by Chinese municipal and provincial governments under which it is required to make monthly contributions to these plans at rates ranging from 16% to 22% of the employees’ basic salary for the relevant periods. The Group currently has no additional material obligations for the payment of retirement and other post-retirement benefits of employees in China or overseas other than the monthly contributions described above. Expenses incurred by the Group in connection with the retirement benefit plans were RMB 2,193, RMB 2,476 and RMB 3,104, for the years ended December 31, 2003, 2004 and 2005, respectively.

29	FINANCIAL INSTRUMENTS
      The Group holds or issues various financial instruments which expose it to credit, interest rate, foreign exchange rate and fair value risks. In addition, the Group’s operations are affected by certain commodity price movements. The Group historically has not used derivative instruments for hedging or trading purposes. Such activities are subject to policies approved by the Group’s senior management. Substantially all of the financial instruments the Group holds are for purposes other than trading. The Group regards an effective market risk system as an important element of the Group’s treasury function and is continuously enhancing its systems. A primary objective is to implement certain methodologies to better measure and monitor risk exposures.

(a) Credit risk
      The carrying amounts of accounts receivable included in the balance sheet represent the Group’s maximum exposure to credit risk in relation to its financial assets. No other financial assets carry a significant exposure to credit risk.
      The Group has no significant concentration of credit risk. Majority of cash is placed with state-owned banks and financial institutions.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

(b) Interest rate risk
      The Group is exposed to the risk arising from changing interest rates. A detailed analysis of the Group’s debts, together with their respective interest rates and maturity dates, are included in Note 23.

(c) Foreign exchange rate risk
      From July 21, 2005, the PRC government has reformed the Renminbi exchange rate regime and implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic developments and political changes, and supply and demand for Renminbi. Future exchange rates of Renminbi against other currencies could vary significantly from the current exchange rates. As Renminbi is the base currency of the Company and most of its consolidated entities, the fluctuation of the exchange rate of Renminbi may have positive or negative impacts on the results of operations of the Group. An appreciation of Renminbi against United States Dollar may decrease the Group’s turnover, but the cost of acquiring imported materials and equipment may be reduced. A devaluation of Renminbi against United States Dollar may not have a negative impact on the Group’s turnover but may increase the cost for acquiring imported materials and equipment as well as the debt obligations denominated in foreign currencies of the Group. The results of operations and financial position of the Group may also be affected by fluctuations in exchange rates of a number of other foreign currencies against Renminbi.

(d) Commodity price risk
      The Group is engaged in a broad range of petroleum related activities. The hydrocarbon commodity markets are influenced by global as well as regional supply and demand conditions. The prices of onshore crude oil are determined with reference to international benchmark crude oil prices. A decline in prices of crude oil and refined products could adversely affect its financial performance. The Group historically has not used commodity derivative instruments to hedge the potential price fluctuations of crude oil and other refined products. Therefore, during 2004 and 2005, the Group was exposed to the general price fluctuations of broadly traded oil and gas commodities.

(e) Fair values
      The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are in short-term nature: cash, short-term investments, trade receivables and payables, other receivables and payables, lease obligations, short-term debts and floating rate long-term debts. The fair value of the fixed rate long-term debts is likely to be different from their carrying amounts. As the majority of the debts are at variable rates, the difference between fair value and carrying amounts is likely to be immaterial. Analysis of the fair value and carrying amounts of long-term debts are presented in Note 23.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

30	CONTINGENT LIABILITIES

(a) Bank and other guarantees
      At December 31, 2005, the Group had contingent liabilities in respect of guarantees made to China Petroleum Finance Company Limited (“CP Finance”), a subsidiary of CNPC, from which it is anticipated that no material liabilities will arise.

	At December 31,

	2004	2005

	RMB	RMB
Guarantee of debts of equity affiliates	203	187

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
      On November 13, 2005, explosions occurred at a manufacturing facility of a branch of the Company located in the Jilin Province. The impact of the accident is undergoing government investigation. The Company is presumed to bear related liability according to the investigation results.

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

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      As at December 31, 2005, CNPC has obtained formal land use right certificates in relation to 27,400 out of the above-mentioned 28,649 parcels of land, some building ownership certificates for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The Directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In management’s opinion, the outcome of the above events will not have a material adverse effect on the results of operations or the financial position of the Group.

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

31	COMMITMENTS

(a) Operating lease commitments
      Operating lease commitments of the Group are mainly for leasing of land and buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2004 and 2005 under non-cancelable operating leases are as follows:

	At December 31,

	2004	2005

	RMB	RMB
First year	2,701	3,208
Second year	2,473	2,595
Third year	2,452	2,558
Fourth year	2,434	2,437
Fifth year	2,356	2,926
Thereafter	83,035	81,266

	95,451	94,990

      Operating lease expenses for land and buildings and equipment were RMB 3,573, RMB 3,873 and RMB 4,850 for the years ended December 31, 2003, 2004 and 2005, respectively.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
     (b) Capital commitments

	At December 31,

	2004	2005

	RMB	RMB
Contracted but not provided for
Oil and gas properties	728	847
Plant and equipment	4,650	12,496
Other	169	22

	5,547	13,365

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
      At December 31, 2005, future minimum delivery commitments under the contracts are as follows:

Quantities

(billion of cubic feet)
2006	451
2007	583
2008	639
2009	704
2010	583
2011 and thereafter	5,528

8,488

(d) Exploration and production licenses
      The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 296, RMB 444 and RMB 534 for the years ended December 31, 2003, 2004 and 2005, respectively.
      Estimated annual payments for the next five years are as follows:

RMB

2006	681
2007	712
2008	712
2009	712
2010	850

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

32	ACQUISITION
      On 30 June 2003 the Group acquired 100% of equity interest in CNPC International (Buzachi) Ltd. (formerly Texaco North Buzachi Inc.) (“Buzachi”) with a cash consideration of RMB 952. Buzachi is engaged in the exploration and production of crude oil in Kazakhstan. The acquired business contributed turnover of RMB 244 and operating loss of RMB 30 to the Group for the year ended 31 December 2003, and its assets and liabilities at 31 December 2003 were RMB 1,187 and RMB 265 respectively.
      In addition, the Group acquired 100% of the working interest in the Hydrocarbon Exploration and Crude Oil Exploration Participation Contract in Block 11 of the Ecuadorian Amazon Region from Lumbaqui Oil Ltd. (“Amazon”) with a cash consideration of RMB 141 on October 6, 2003. The acquired business contributed turnover of nil and operating loss of RMB 134 to the Group for the year ended 31 December 2003, and its assets and liabilities at 31 December 2003 were RMB 46 and RMB 39 respectively.
      Details of net assets acquired are as follows:

	Buzachi	Amazon	Total

	RMB	RMB	RMB
Purchase consideration	952	141	1,093

Fair value of net assets acquired	952	141	1,093

      The assets and liabilities arising from the acquisition at the respective dates of acquisitions are as follows:

	Buzachi	Amazon	Total

	RMB	RMB	RMB
Cash and cash equivalents	18	—	18
Property, plant and equipment	1,008	126	1,134
Receivables and prepayments	99	16	115
Inventories	129	—	129
Accounts payable and accrued liabilities	(95)	(1)	(96)
Asset retirement obligations (Note 24)	(12)	—	(12)
Deferred income taxes (Note 25)	(195)	—	(195)

Fair value of net assets acquired	952	141	1,093
Less: Cash and cash equivalents acquired	(18)	—	(18)

Cash outflow on acquisition	934	141	1,075

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

33	MAJOR CUSTOMERS
      The Group’s major customers are as follows:

	Year Ended December 31,

	2003		2004		2005

		% to		% to		% to
		Total		Total		Total
	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue

	RMB	%	RMB	%	RMB	%
Sinopec	35,932	12	36,977	9	35,848	6
CNPC	6,866	2	10,720	3	19,823	4

	42,798	14	47,697	12	55,671	10

34	RELATED PARTY TRANSACTIONS
      CNPC, the immediate parent of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party. State-controlled enterprises and their subsidiaries, in addition to CNPC group companies, directly or indirectly controlled by the PRC government are also related parties of the Group. Neither CNPC nor the PRC government publishes financial statements available for public use.
      The Group has extensive transactions with other members of the CNPC group. Because of the relationship, it is possible that the terms of the transactions between the Group and other members of the CNPC group are not the same as those that would result from transactions with other related parties or wholly unrelated parties.
      As a result of the restructuring of CNPC to form the Company in 1999, the Company and CNPC entered into a Comprehensive Products and Services Agreement for a range of products and services which may be required and requested by either party; a Land Use Rights Leasing Contract under which CNPC leases 42,476 parcels of land located throughout the PRC to the Company; and a Buildings Leasing Contract under which CNPC leases 191 buildings located throughout the PRC to the Company.
      The term of the current Comprehensive Products and Services Agreement were amended during 2005 and the agreement is effective through December 31, 2008. The products and services to be provided by the CNPC group to the Company under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services are provided in accordance with (1) state-prescribed prices; or (2) where there is no state-prescribed price, relevant market prices; or (3) where neither (1) nor (2) is applicable, actual cost incurred; or the agreed contractual price, being the actual cost plus a margin of no more than 15% for certain construction and technical services, and 3% for all other types of services.
      The Land Use Rights Leasing Contract provides for the lease of an aggregate area of approximately 1,145 million square meters of land located throughout the PRC to business units of the Group for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after the expiration of 10 years, be adjusted by agreement between the Company and CNPC.
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
      In addition to the related party information shown elsewhere in the financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the years and balances arising from related party transactions at the end of the years indicated below:

(a) Bank deposits

		At
		December 31,

	Note	2004	2005

		RMB	RMB
Bank deposits balance at the end of the year
CP Finance	(i)	1,827	24,356
State-controlled banks and other financial institutions		10,614	55,139

		12,441	79,495

		Year Ended
		December 31,

	Note	2003	2004	2005

		RMB	RMB	RMB
Interest income from bank deposits
CP Finance	(i)	35	29	33
State-controlled banks and other financial institutions		215	132	1,582

		250	161	1,615

(i)	CP Finance is a subsidiary of CNPC and a non-bank financial institution approved by the People’s Bank of China. The deposits yield interest at prevailing saving deposit rates.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

(b) Sales of goods and services

	Year Ended December 31,

	2003	2004	2005

	RMB	RMB	RMB
Sales of goods
Equity affiliates
— Crude Oil	2,247	2,597	883
— Refined Products	3,266	6,397	9,766
— Chemical Products	82	153	308
Fellow subsidiaries (CNPC Group)
— Crude Oil	111	100	155
— Refined Products	3,407	5,720	12,364
— Chemical Products	1,709	2,927	4,805
— Natural Gas	643	737	820
— Other	295	320	650
Other state-controlled enterprises
— Crude Oil	34,139	34,212	37,168
— Refined Products	42,978	61,138	86,505
— Chemical Products	9,247	14,155	18,275
— Natural Gas	4,385	5,093	8,127

	102,509	133,549	179,826

      Sales of goods to related parties are conducted at market prices.

	Year Ended
	December 31,

	2003	2004	2005

	RMB	RMB	RMB
Sales of services
Fellow subsidiaries (CNPC Group)	785	916	1,029
Other state-controlled enterprises	846	3,047	3,592

	1,631	3,963	4,621

      Sales of services principally represent the provision of the services in connection with the transportation of crude oil and natural gas at market prices.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

(c) Purchases of goods and services

		Year Ended December 31,

	Notes	2003	2004	2005

		RMB	RMB	RMB
Purchases of goods	(i)
Equity affiliates		1,847	2,185	4,220
Other state-controlled enterprises		29,377	36,048	59,719
Purchases of services
Equity affiliates		16	29	43
Fellow subsidiaries (CNPC Group)
— Fees paid for construction and technical services	(ii)
— exploration and development services	(iii)	25,957	30,058	39,653
— other construction and technical services	(iv)	15,841	18,673	25,010
— Fees for production services	(v)	16,042	16,313	23,344
— Social services charges	(vi)	1,326	1,289	2,153
— Ancillary services charges	(vii)	1,683	1,717	2,345
— Commission expense and other charges	(viii)	971	884	1,612
Other state-controlled enterprises	(ix)	2,658	4,752	6,390

		95,718	111,948	164,489

(i)	Purchases of goods principally represent the purchases of raw materials, spare parts and low cost consumables at market prices.

(ii)	Under the Comprehensive Products and Services Agreement entered into between CNPC and the Company, certain construction and technical services provided by CNPC are charged at cost plus an additional margin of no more than 15%, including exploration and development services and oilfield construction services.

(iii)	Direct costs for exploration and development services comprise geophysical survey, drilling, well cementing, logging and well testing.

(iv)	The fees paid for other construction and technical services comprise fees for construction of refineries and chemical plants and technical services in connection with oil and gas exploration and production activities such as oilfield construction, technology research, engineering and design, etc.

(v)	The fees paid for production services comprise fees for the repair of machinery, supply of water, electricity and gas at the state-prescribed prices, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery at cost or market prices.

(vi)	These represent expenditures for social welfare and support services which are charged at cost.

(vii)	Ancillary services charges represent mainly fees for property management, the provision of training centers, guesthouses, canteens, public shower rooms, etc. at market prices.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

(viii)	CNPC purchases materials on behalf of the Company and charges commission thereon. The commission is calculated at rates ranging from 1% to 5% of the goods purchased.

(ix)	Purchases of services from other state-controlled enterprises principally represent the purchases of the construction and technical services at market prices.

(d) Purchases of assets

	Year Ended December 31,

	2003	2004	2005

	RMB	RMB	RMB
Purchases of assets
Equity affiliates	—	9	11
Fellow subsidiaries (CNPC Group)	2,249	4,018	5,870
Other state-controlled enterprises	3,068	3,480	6,813

	5,317	7,507	12,694

      Purchases of assets principally represent the purchases of manufacturing equipments, office equipments, transportation equipments, etc. at market prices.

(e) Year-end balances arising from sales/ purchases of goods/ services/assets

	At
	December 31,

	2004	2005

	RMB	RMB
Accounts receivable from related parties at the end of the year
Equity affiliates	138	12
Fellow subsidiaries (CNPC Group)	477	337
Other state-controlled enterprises	3,470	1,796

	4,085	2,145
Less: Impairment provision
Equity affiliates	—	—
Fellow subsidiaries (CNPC Group)	(399)	(246)
Other state-controlled enterprises	(1,451)	(924)

	(1,850)	(1,170)

	2,235	975

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

	At
	December 31,

	2004	2005

	RMB	RMB
Prepayment and other receivables from related parties at the end of the year
Equity affiliates	1,332	3,634
Parent (CNPC)	3,385	103
Fellow subsidiaries (CNPC Group)	3,573	7,430
Other state-controlled enterprises	3,171	2,357

	11,461	13,524
Less: Impairment provision
Equity affiliates	(295)	(240)
Fellow subsidiaries (CNPC Group)	(20)	(70)
Other state-controlled enterprises	(365)	(330)

	(680)	(640)

	10,781	12,884

Accounts payable and accrued liabilities to related parties at the end of the year
Equity affiliates	572	3,118
Parent (CNPC)	2,681	2,516
Fellow subsidiaries (CNPC Group)	13,083	20,285
Other state-controlled enterprises	17,555	15,163

	33,891	41,082

	Year Ended
	December 31,

	2003	2004	2005

	RMB	RMB	RMB
Impairment provision of accounts receivable from related parties charged to the statements of income
Equity affiliates	2	—	—
Fellow subsidiaries (CNPC Group)	22	42	24
Other state-controlled enterprises	22	(36)	(62)

	46	6	(38)

Impairment provision of prepayment and other receivables from related parties charged to the statements of income
Equity affiliates	113	49	(55)
Fellow subsidiaries (CNPC Group)	78	47	55
Other state-controlled enterprises	584	82	(35)

	775	178	(35)

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

(f) Leases

			Year Ended
			December 31,

	Notes		2003	2004	2005

			RMB	RMB	RMB
Advance operating lease payments paid to related parties	(i	)
Parent (CNPC)			—	186	232
Other state-controlled enterprises			218	15	33

			218	201	265

Other operating lease payments paid to related parties
Parent (CNPC)	(ii	)	1,972	2,106	2,192
Other state-controlled enterprises			2	5	5

			1,974	2,111	2,197

(i)	Advance operating lease payments principally represent the advance payment paid for the long-term operating lease of land and gas stations at prices prescribed by local governments or market prices.

(ii)	Other operating lease payments to CNPC principally represent the rental paid for the operating lease of land and buildings at the prices prescribed in the Land Use Rights Leasing Contract, the Building Leasing Contract and Supplemental Buildings Leasing Agreement with CNPC.

	At
	December 31,

	2004	2005

	RMB	RMB
Operating lease payable to related parties
Parent (CNPC)	52	2
Other state-controlled enterprises	33	1

	85	3

(g) Loans

	Year Ended December 31,

Loans to related parties	2003	2004	2005

	RMB	RMB	RMB
Loans to equity affiliates:
Beginning of the year	514	1,718	569
Loans advanced during year	1,729	235	1,392
Loans repayments received	(525)	(1,384)	(321)
Interest charged	47	41	29
Interest received	(47)	(41)	(29)

End of the year	1,718	569	1,640

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      Loans to equity affiliates are included in prepaid expenses and other current assets (see Note 16).
      The loans to related parties are mainly with interest rates ranging from 5.26% to 8.54% per annum as of December 31, 2005.

			Year Ended December 31,

Loans to related parties	Notes		2003	2004	2005

			RMB	RMB	RMB
Loans from CP Finance:	(i	)
Beginning of the year			28,716	29,575	29,932
Loan received during year			4,651	12,003	10,187
Loan repayments paid			(3,792)	(11,646)	(12,803)
Interest charged			1,175	1,234	1,297
Interest paid			(1,175)	(1,234)	(1,294)

End of the year			29,575	29,932	27,319

Loans from state-controlled banks and other financial institutions:	(ii	)
Beginning of the year			49,543	38,341	36,562
Loan received during year			15,463	24,990	24,715
Loan repayments paid			(26,665)	(26,739)	(30,105)
Interest charged			2,171	1,847	1,670
Interest paid			(2,171)	(1,877)	(1,664)

End of the year			38,341	36,562	31,178

Loans from other related parties:	(iii	)
Beginning of the year			14	13	16
Loan received during year			—	5	51
Loan repayments paid			(1)	(2)	(5)
Interest charged			—	—	1
Interest paid			—	—	(1)

End of the year			13	16	62

i)	The loans from CP Finance are mainly with interest rates ranging from 4.45% to 5.70% per annum as of December 31, 2005, with maturities through 2032;

(ii)	The loans from state-controlled banks and other financial institutions are mainly with interest rates ranging from free to 8.66% per annum as of December 31, 2005, with maturities through 2038;

(iii)	The loans from other related parties are mainly with interest rates ranging from free to 6.32% per annum as of December 31, 2005, with no fixed repayment term.
      The secured loans from related parties amount RMB 39 and RMB 54 at December 31, 2004 and 2005, respectively.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      The guaranteed loans amount RMB 756 and RMB 674 at December 31, 2004 and 2005, respectively. All these guaranteed loans are from non-related parties, long-term and guaranteed by CNPC.

(h) Key management compensation

	Year Ended December 31,

	2003	2004	2005

	RMB’000	RMB’000	RMB’000
Fee for key management personnel
– Directors and supervisors	83	120	897
Salaries, allowances and other benefits
– Directors and supervisors	1,377	2,012	4,031
– Other key management	1,051	1,330	2,207
Pension costs-defined contribution plans
– Directors and supervisors	34	43	57
– Other key management	38	31	37

	2,583	3,536	7,229

      As at December 31, 2005, none of the key management personnel has exercised the stock appreciation rights. The liability for the units awarded to key management personnel amounted to approximately RMB 103 and RMB 177 at December 31, 2004 and 2005, respectively.

(i) Contingent liabilities
      The Group has disclosed in Note 30 in respect of the contingent liabilities arising from the guarantees made for related parties.

(j) Collateral for debts
      The Group pledged time deposits with maturities over one year as collateral with Citibank, N.A, Singapore Branch for the debts of subsidiaries and equity affiliates. The balance of these time deposits amounted to RMB 3,744 and RMB 3,428 including RMB 1,738 and RMB 968 for the debts of subsidiaries and RMB 2,006 and RMB 2,460 for the debts of equity affiliates at December 31, 2004 and 2005, respectively.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

35	EMOLUMENTS OF DIRECTORS AND SUPERVISORS
      Details of the emoluments of directors and supervisors for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005				2004	2003

			Contribution to
	Fee for	Salaries,	retirement
	directors and	allowances and	benefit
Name	supervisors	other benefits	scheme	Total	Total	Total

	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Chairman:
Mr. Chen Geng	—	781	9	790	389	262
Vice Chairman:
Mr. Jiang Jiemin	—	616	9	625	130	—
Executive directors:
Mr. Su Shulin	—	677	9	686	352	261
Mr. Duan Wende	—	677	9	686	222	—
Mr. Wang Fucheng(ii)	—	—	—	—	300	223

	—	1,354	18	1,372	874	484

Non-executive directors:
Mr. Zheng Hu	—	—	—	—	—	—
Mr. Zhou Jiping	—	—	—	—	—	—
Mr. Wang Yilin	—	—	—	—	—	—
Mr. Zeng Yukang	—	—	—	—	—	—
Mr. Gong Huazhang	—	—	—	—	—	—
Mr. Jiang Fan	—	32	1	33	—	—
Mr. Chee-chen Tung	275	—	—	275	29	17
Mr. Liu Hongru	274	—	—	274	33	21
Mr. Franco Bernabè	279	—	—	279	33	25
Mr. Ren Chuanjun(ii)	—	—	—	—	—	—
Mr. Zou Haifeng(ii)	—	281	2	283	238	157
Mr. Ma Fucai(i)	—	—	—	—	—	150
Mr. Wu Yaowen(i)	—	—	—	—	—	—

	828	313	3	1,144	333	370

Supervisors:
Mr. Wang Fucheng	—	522	8	530	—	—
Mr. Wen Qingshan	—	—	—	—	—	—
Mr. Sun Xianfeng	—	—	—	—	—	—
Mr. Xu Fengli	—	365	9	374	153	—
Mr. Qin Gang	—	—	—	—	—	—
Mr. Li Yongwu	12	—	—	12	—	—
Mr. Wu Zhipan	57	—	—	57	12	17
Mr. Li Kecheng(ii)	—	—	—	—	—	—

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

	2005				2004	2003

			Contribution to
	Fee for	Salaries,	retirement
	directors and	allowances and	benefit
Name	supervisors	other benefits	scheme	Total	Total	Total

	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Mr. Sun Chongren(ii)	—	80	1	81	272	187
Mr. Zhang Youcai(ii)	—	—	—	—	12	4
Mr. Bai Xinhe(i)	—	—	—	—	—	170
Mr. Chen Weizhong(i)	—	—	—	—	—	—

	69	967	18	1,054	449	378

	897	4,031	57	4,985	2,175	1,494

(i)	No longer a director or supervisor since May 18, 2004.

(ii)	No longer a director or supervisor since November 8, 2005.
      The emoluments of the directors and supervisors fall within the following bands (including directors and supervisors whose term expired during the year):

	2005	2004	2003

	Number	Number	Number
Nil – RMB 1	25	24	19

      Fee for directors and supervisors disclosed above included RMB 62 thousand, RMB 95 thousand and RMB 828 thousand respectively, for the year ended December 31, 2003, 2004 and 2005 paid to independent non-executive directors.
      None of the directors and supervisors has waived their remuneration during the years indicated above.
      The five highest paid individuals in the Group for each of the years indicated above were also directors or supervisors and their emoluments are reflected in the analysis presented above.
      During 2003, 2004 and 2005, the Company did not incur any payment to any director for loss of office or as inducement to any director to join the Company.
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
      As at December 31, 2005, none of the holders of the stock appreciation rights has exercised the rights. The liability for the units awarded under the scheme has been calculated based on fair value of the liability incurred and is expensed over the vesting period. The liability is remeasured at each

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
balance sheet to its fair value and amounted to approximately RMB 367 and RMB 630 at December 31, 2004 and 2005.

36	SEGMENT INFORMATION
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
      The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.
      In addition to these four major business segments, the Other segment includes the assets, income and expenses relating to cash management, financing activities, the corporate centre, research and development, and other business services to the operating business segments of the Group.
      Most assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. In addition to its operations in the PRC, the Group also has oversea operations through subsidiaries engaging in the exploration and production of crude oil and natural gas.
      The accounting policies of the operating segments are the same as those described in Note 3 — “Summary of Principal Accounting Policies”.
      Operating segment information for the years ended December 31, 2003, 2004 and 2005 is presented below:
Primary reporting format — business segments

	Exploration	Refining	Chemicals	Natural Gas
	and	and	and	and
Year Ended December 31, 2003	Production	Marketing	Marketing	Pipeline	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Sales and other operating revenues (including intersegment)	185,782	224,177	39,211	15,067	—	464,237
Less: Intersegment sales	(131,336)	(16,867)	(2,263)	(3,340)	—	(153,806)

Total sales and other operating revenues from external customers	54,446	207,310	36,948	11,727	—	310,431

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

	Exploration	Refining	Chemicals	Natural Gas
	and	and	and	and
Year Ended December 31, 2003	Production	Marketing	Marketing	Pipeline	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Depreciation, depletion and amortization	(26,780)	(7,939)	(5,795)	(1,543)	(106)	(42,163)
Segment result	103,665	20,471	2,621	2,248	(713)	128,292
Other costs	(8,435)	(15,770)	(1,580)	(326)	(469)	(26,580)

Income/(loss) from operations	95,230	4,701	1,041	1,922	(1,182)	101,712

Finance costs						(1,952)
Equity in income of affiliates accounted for by equity method	49	97	42	12	733	933

Income before income taxes						100,693
Income taxes						(28,796)

Income for the year						71,897

Interest income (including intersegment)	2,515	555	446	117	4,403	8,036
Less: Intersegment interest income						(7,063)

Interest income from external sources						973

Interest expense (including intersegment)	(3,022)	(1,744)	(843)	(356)	(3,987)	(9,952)
Less: Intersegment interest expense						7,063

Interest expense to external sources						(2,889)

Segment assets	332,149	119,448	55,595	46,450	451,949	1,005,591
Elimination of intersegment balances						(455,972)
Investments in equity affiliates	2,994	1,912	232	41	2,225	7,404

Total assets						557,023

Segment capital expenditure — for property, plant and equipment	56,049	12,758	3,898	13,530	138	86,373
Segment liabilities	104,728	60,023	17,634	33,535	104,326	320,246
Other liabilities						32,893
Elimination of intersegment balances						(163,010)

Total liabilities						190,129

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

	Exploration	Refining	Chemicals	Natural Gas
	and	and	and	and
Year Ended December 31, 2004	Production	Marketing	Marketing	Pipeline	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Sales and other operating revenues (including intersegment)	233,948	296,427	57,179	18,255	—	605,809
Less: Intersegment sales	(180,129)	(21,862)	(2,679)	(3,785)	—	(208,455)

Total sales and other operating revenues from external customers	53,819	274,565	54,500	14,470	—	397,354

Depreciation, depletion and amortization	(30,915)	(8,957)	(5,741)	(2,645)	(104)	(48,362)
Segment result	138,129	28,445	11,025	2,475	(518)	179,556
Other costs	(7,916)	(16,554)	(3,370)	60	(638)	(28,418)

Income/(loss) from operations	130,213	11,891	7,655	2,535	(1,156)	151,138

Finance costs						(1,515)
Equity in income of affiliates accounted for by equity method	225	75	211	16	1,094	1,621

Income before income taxes						151,244
Income taxes						(43,598)

Income for the year						107,646

Interest income (including intersegment)	2,598	895	205	27	4,723	8,448
Less: Intersegment interest income						(7,075)

Interest income from external sources						1,373

Interest expense (including intersegment)	(3,096)	(1,777)	(502)	(693)	(3,903)	(9,971)
Less: Intersegment interest expense						7,075

Interest expense to external sources						(2,896)

Segment assets	364,477	142,480	55,568	61,631	507,164	1,131,320
Elimination of intersegment balances						(502,771)
Investments in equity affiliates	3,352	2,862	280	192	3,212	9,898

Total assets						638,447

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

	Exploration	Refining	Chemicals	Natural Gas
	and	and	and	and
Year Ended December 31, 2004	Production	Marketing	Marketing	Pipeline	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Segment capital expenditure — for property, plant and equipment	62,868	17,684	4,319	13,901	174	98,946
Segment liabilities	109,602	75,664	18,484	35,385	99,711	338,846
Other liabilities						39,440
Elimination of intersegment balances						(182,811)

Total liabilities						195,475

	Exploration	Refining	Chemicals	Natural Gas
	and	and	and	and
Year Ended December 31, 2005	Production	Marketing	Marketing	Pipeline	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Sales and other operating revenues (including intersegment)	337,208	428,494	73,978	26,214	—	865,894
Less: Intersegment sales	(270,943)	(33,019)	(4,754)	(4,949)	—	(313,665)

Total sales and other operating revenues from external customers	66,265	395,475	69,224	21,265	—	552,229

Depreciation, depletion and amortization	(30,896)	(8,964)	(6,869)	(4,478)	(98)	(51,305)
Segment result	220,452	2,116	6,896	3,639	(1,357)	231,746
Other costs	(12,372)	(21,926)	(3,620)	(456)	(1,201)	(39,575)

Income/(loss) from operations	208,080	(19,810)	3,276	3,183	(2,558)	192,171

Finance costs						(750)
Equity in income of affiliates accounted for by equity method	1,851	165	15	—	370	2,401

Income before income taxes						193,822
Income taxes						(54,180)

Income for the year						139,642

Interest income (including intersegment)	3,912	998	387	100	5,763	11,160
Less: Intersegment interest income						(9,236)

Interest income from external sources						1,924

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

	Exploration	Refining	Chemicals	Natural Gas
	and	and	and	and
Year Ended December 31, 2005	Production	Marketing	Marketing	Pipeline	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Interest expense (including intersegment)	(3,631)	(2,659)	(636)	(1,105)	(3,967)	(11,998)
Less: Intersegment interest expense						9,236

Interest expense to external sources						(2,762)

Segment assets	460,814	207,724	76,439	69,232	631,696	1,445,905
Elimination of intersegment balances						(680,216)
Investments in equity affiliates	5,470	4,531	250	—	2,127	12,378

Total assets						778,067

Segment capital expenditure — for property, plant and equipment	83,214	16,454	13,569	11,137	427	124,801
Segment liabilities	146,616	97,918	30,559	40,847	161,753	477,693
Other liabilities						47,731
Elimination of intersegment balances						(291,024)

Total liabilities						234,400

Note (a) —	Intersegment sales are conducted principally at market price.

Note (b) —	Segment result is income from operations before other costs. Other costs include selling, general and administrative expenses and other net expense.

Note (c) —	Segment results for the years ended December 31, 2003, 2004 and 2005 included impairment provision for property, plant and equipment (Note 17) and shut down of manufacturing assets (Note 6).

Note (d) —	Other liabilities mainly include income tax payable, other taxes payable and deferred taxation.

Note (e) —	Elimination of intersegment balances represents elimination of intersegment current accounts and investments.
Secondary reporting format — geographical segments

					Capital
	Revenue		Total assets		expenditure

Year Ended December 31,	2004	2005	2004	2005	2004	2005

	RMB	RMB	RMB	RMB	RMB	RMB
PRC	384,717	531,520	607,566	717,934	94,452	119,505
Other (Exploration and Production)	12,637	20,709	30,881	60,133	4,494	5,296

	397,354	552,229	638,447	778,067	98,946	124,801

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

37	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP
      The consolidated financial statements of the Group have been prepared in accordance with IFRS, which differ in certain material respects from the accounting principles generally accepted in the United States of America (US GAAP). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.
      Effect on income of significant differences between IFRS and US GAAP is as follows:

	Year Ended December 31,

	2003	2004	2005	2005

	RMB	RMB	RMB	US$
Income for the year under IFRS	71,897	107,646	139,642	17,303
US GAAP adjustments:
Reversal of revaluation loss of property, plant and equipment	391	—	—	—
Depreciation charges on property, plant and equipment revaluation gain	8,053	8,170	6,528	809
Depreciation charges on property, plant and equipment revaluation loss	(144)	(830)	(149)	(18)
Loss on disposal of revalued property, plant and equipment	451	523	432	54
Income tax effect	(2,886)	(2,595)	(2,248)	(279)
Minority interests	(2,122)	(3,863)	(6,340)	(786)

Net income under US GAAP	75,640	109,051	137,865	17,083

Basic and diluted net income per share under US GAAP (RMB)	0.43	0.62	0.78	0.10

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      Effect on equity of significant differences between IFRS and US GAAP is as follows:

	At December 31,

	2004	2005	2005

	RMB	RMB	US$
Equity under IFRS	442,972	543,667	67,367
US GAAP adjustments:
Reversal of property, plant and equipment revaluation gain	(80,555)	(80,555)	(9,982)
Depreciation charges on property, plant and equipment revaluation gain	45,443	51,971	6,440
Reversal of property, plant and equipment revaluation loss	1,513	1,513	188
Depreciation charges on property, plant and equipment revaluation loss	(1,310)	(1,459)	(181)
Loss on disposal of revalued property, plant and equipment	1,314	1,746	217
Deferred tax assets on revaluation	11,091	8,843	1,096
Minority interests	(14,895)	(28,034)	(3,474)
Effect on the retained earnings from the one-time remedial payments for staff housing borne by the state shareholder of the Company	(2,553)	(2,553)	(316)
Effect on the other reserves of the shareholders’ equity from the one-time remedial payments for staff housing borne by the state shareholder of the Company	2,553	2,553	316
Purchase from minority interests of listed subsidiaries (Note 38 to the consolidated financial statements)	—	1,438	178

Shareholders’ equity under US GAAP	405,573	499,130	61,849

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      Changes in shareholders’ equity under US GAAP for each of the years ended December 31, 2003, 2004 and 2005 are as follows:

	Year Ended December 31,

	2003	2004	2005	2005

	RMB	RMB	RMB	US$
Balance at beginning of year	284,426	330,520	405,573	50,256
Net income for the year	75,640	109,051	137,865	17,083
Final dividend for year 2002	(12,299)	—	—	—
Interim dividend for year 2003	(17,379)	—	—	—
Final dividend for year 2003	—	(13,947)	—	—
Interim dividend for year 2004	—	(20,381)	—	—
Final dividend for year 2004	—	—	(25,936)	(3,214)
Interim dividend for year 2005	—	—	(27,731)	(3,436)
Payment to CNPC for acquisition of refinery and petrochemical businesses (Note 2 to the consolidated financial statement)	—	—	(9)	(1)
Issue of shares (Note 26 and 27 to the consolidated financial statements)	—	—	19,692	2,440
Capital contribution to Zhong You Kan Tan Kai Fa Company Limited (Note 2 to the consolidated financial statements)	—	—	(10,056)	(1,246)
Currency translation differences	132	330	(268)	(33)

Balance at end of year	330,520	405,573	499,130	61,849

      In preparing the summary of differences between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of tangible and intangible assets, income taxes and other factors. Actual results may differ from those estimates.
      A summary of the principal differences and additional disclosures applicable to the Group is set out below:

(a) Revaluation of property, plant and equipment

As described in Note 17 the property, plant and equipment, excluding oil and gas reserves, transferred to the Company by CNPC were appraised as of June 30, 1999, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC, China Enterprise Appraisal. As at September 30, 2003, a revaluation of the Group’s refining and chemical production equipment was undertaken by a firm of independent valuers registered in the PRC, China United Assets Appraiser Co., Ltd, on a depreciated replacement cost basis.

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

The depreciation charge, which includes impairment charge, on the revaluation surplus from January 1, 2003 to December 31, 2003 was RMB 8,053, from January 1, 2004 to December 31, 2004 was RMB 8,170, and from January 1, 2005 to December 31, 2005 was RMB 6,528.

The depreciation charge, which includes impairment charge, on the revaluation loss from January 1, 2003 to December 31, 2003 was RMB 144, from January 1, 2004 to December 31, 2004 was RMB 830, and from January 1, 2005 to December 31, 2005 was RMB 149.

The loss on disposal of revalued property, plant and equipment, which includes shut down of manufacturing assets, from January 1, 2003 to December 31, 2003 was RMB 451, from January 1, 2004 to December 31, 2004 was RMB 523, and from January 1, 2005 to December 31, 2005 was RMB 432.

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

(b) One-time remedial payments for staff housing

The Ministry of Finance of the PRC issued several public notices and regulations during the years ended December 31, 2000 and 2001 with respect to the one-time remedial payments for staff housing payable to certain employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards as determined in accordance with government regulations and guidelines. These Ministry of Finance notices and regulations also provided that the portion of remedial payments attributable to the periods prior to a restructuring of the employer enterprise from a wholly state-owned status to a less than wholly state-owned status is to be borne by the state shareholder of the enterprise.

The restructuring that resulted in the formation of the Group took place in November 1999. As such, the one-time remedial housing payments payable to the eligible employees of the Group are to be borne by the state shareholder of the Group.

Under IFRS, such direct payments to employees or reimbursements will not be recorded through the consolidated statement of income of the Group. US GAAP contains no such exemption but requires this principal shareholder’s action on behalf of the Company to be recorded in the consolidated statement of income. In the last quarter of year 2002, the Group and CNPC completed the process of estimating the amount payable to qualified employees of the Group. This amount, RMB 2,553, was reflected in determining net income of the Group for the year ended December 31, 2002, under US GAAP. Since this amount is borne by CNPC, a corresponding amount has been included as an addition to the other reserves in the shareholders’ equity of the Group. There were no significant changes in this estimates during 2004 and 2005.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

(c) Minority interest

In accordance with the revised IAS 1 and IAS 27, minority interest becomes part of the income for the year and total equity of the Group, whereas under US GAAP, it is respectively excluded from the net income and shareholders’ equity of the Group. In addition, the reconciling item also includes the impact of minority interest’s share of the revaluation gain and loss on the property, plant and equipment of non-wholly owned subsidiaries to net income and shareholders’ equity under US GAAP.

(d) Purchase from minority interests of listed subsidiaries

As described in note 38 the Company acquired certain outstanding A shares form the minority interests of Jinzhou Petrochemical Company Limited (“JPCL”) and Liaohe Jinma Oilfield Company Limited (“LJOCL”). Under IFRS, the Company applies a policy of treating transactions with minority interests as transactions with equity participants of the Group. Therefore, the assets and liabilities of JPCL and LJOCL additionally acquired by the company from minority interests were recorded by the Company at cost. The difference between the company’s purchase cost and the book value of the interests in JPCL and LJOCL acquired by the Company from minority interests was recorded in equity. Under US GAAP, the acquisition of additional minority interest is accounted for under purchase method. Assets and liabilities additionally acquired were restated to fair value and the difference of purchase cost over fair value of the minority interests acquired and identified intangible assets was recorded as goodwill.

(e) Recent US accounting pronouncements

In December 2004, the FASB revised FAS No. 123 (FAS 123 R). FAS 123 R, “Share-Based Payment”, requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Pro forma disclosure is no longer an alternative to financial statement recognition. FAS 123 R is effective for interim periods beginning after June 15, 2005. The Group is evaluating the transition provisions allowed by FAS 123 R. The Group does not expect the adoption of FAS 123 R to have a material impact on the Group’s financial position or operational results.

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

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement” (FIN 47), an Interpretation of FASB Statement No. 143. This Interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated when incurred. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimated the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Group’s financial position or operational results.

On March 29, 2005, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107, “Share-Based Payment” (SAB 107). This bulletin provides guidance related to share-based payment transactions with nonemployees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of FAS 123R in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of FAS 123 R, the modification of employee share options prior to adoption of FAS 123 R and disclosures in Management’s Discussion and Analysis (“MD&A”) subsequent to adoption of FAS 123 R. SAB 107 will be effective when a registrant adopts FAS 123R. The Group does not expect the adoption of SAB 107 to have a material impact on the Group’s financial position or operation results.

In April 2005, the FASB issued Staff Position No. FAS 19-1, “Accounting for Suspended Well Costs”. The FASB staff believes that exploratory well costs should continue to be capitalized when the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. The Board replaces paragraphs 31 to 34 of Statement 19 and requires certain disclosures in the notes to the annual financial statements to provide information for users of financial statements about management’s application of judgment in its evaluation of a project’s capitalized exploratory well costs. The disclosure required by this FSP should be made in reporting periods beginning after April 4, 2005. The Group has made disclosures which meet the disclosure requirement of this FSP in its consolidated financial statements.

In May 2005, the FASB issued Statement No. 154, “Accounting changes and Error Corrections” (FAS 154), which replaces APB Opinions No. 20 “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The reporting of a correction of an error by restating previously issued financial statements is also addressed by this Statement. FAS 154 is effective for accounting changes and corrections of errors made in

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

fiscal years beginning after December 15, 2005. The Group does not expect the adoption of FAS 154 to have a material impact on the Group’s financial position or operational results.

In September 2005, the Emerging Issues Task Force reached consensus on Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. The Task Force agreed that that two or more inventory purchase and sales transactions with the same counterparty that are entered into in contemplation of one another should be combined for purposes of applying Opinion 29. It is also stated that a nonmonetary exchange whereby an entity transfers finished goods inventory in exchange for the receipt of raw materials or WIP inventory within the same line of business is not an exchange transaction to facilitate sales to customers for the entity transferring the finished goods and, therefore, should be recognized by that entity at fair value if (a) fair value is determinable within reasonable limits and (b) the transaction has commercial substance. All other nonmonetary exchanges of inventory within the same line of business should be recognized at the carrying amount of the inventory transferred. The Task Force also agreed that an entity should disclose the amount of revenue and costs (or gains and losses) associated with inventory exchanges recognized at fair value. This Issue should be applied to new arrangements entered into, and modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006 and early application is permitted in periods for which financial statements have not been issued. The Group did not early adopt EITF 04-13 and does not expect the adoption in 2006 to have a material impact on the Group’s financial position or operating results.

38	PRINCIPAL SUBSIDIARIES

	Country		Type of	Attributable
	of	Paid-up	Legal	Equity
Company Name	Incorporation	Capital	Entity	Interest	Principal Activities

		RMB		%
*Daqing Oilfield Company Limited	PRC	47,500	phi	100.00	Exploration, production and the sale of crude oil and natural gas; production and sale of refined products
*Jinzhou Petrochemical Company Limited (i)	PRC	788	psi	95.87	Production and sale of oil and chemical products

*Jilin Chemical Industrial Company Limited (ii)	PRC	3,561	psi	67.29	Production and sale of chemical products

Daqing Yu Shu Lin Oilfield Company Limited	PRC	1,272	phi	88.16	Exploration and production of crude oil and natural gas

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

	Country		Type of	Attributable
	of	Paid-up	Legal	Equity
Company Name	Incorporation	Capital	Entity	Interest	Principal Activities

		RMB		%
*Liaohe Jinma Oilfield Company Limited (iii)	PRC	1,100	psi	97.48	Exploration, production, transportation and sale of crude oil and natural gas

PetroChina International Limited	British Virgin Islands	USD 0.9	phi	100.00	Exploration and production of crude oil and natural gas outside of PRC

PetroChina International Indonesia Limited	Bahamas	USD0.005	phi	100.00	Exploration and production of crude oil and natural gas in Indonesia

*Zhong You Kan Tan Kai Fa Company Limited	PRC	100	phi	50.00	Exploration and production of crude oil and natural gas outside of PRC

phi —	Limited liability company.

psi —	Joint stock company with limited liability.

* —	Subsidiaries directly held by the Company as of December 31, 2005

(i)	Pursuant to the resolution passed at the Board of Directors’ meeting held on October 26, 2005, the Company offered to acquire all of the 150,000,000 outstanding A shares of Jinzhou Petrochemical Company Limited (“JPCL”) from minority shareholders at RMB 4.25 per share. As at December 31, 2005, the Company had paid total cash consideration of RMB 500 and acquired 117,486,753 A shares, representing approximately 14.92% of the total issued shares of JPCL. After this acquisition, the Company owns 95.87% of the outstanding share of JPCL. The excess of the cost of purchase over the carrying value of the underlying assets and liabilities acquired was recorded in equity. As approved by China Securities Regulatory Commission, JPCL ceased to be a publicly traded company on January 4, 2006.

(ii)	Pursuant to the resolution passed by the Board of Directors’ meeting held on October 26, 2005, the Company offered to acquire all the outstanding 200,000,000 A shares and 964,778,000 H shares (including ADS) of JiLin Chemical Industrial Company Limited (“JCIC”) from minority shareholders at RMB 5.25 per A share and HK$2.80 per H share respectively. This offer period ended in February, 2006 and the effect of this acquisition will be reflected in the consolidated financial statements of the Group for the year ending December 31, 2006.

(iii)	Pursuant to the resolution passed by the Board of Directors’ meeting held on October 26, 2005, the Company offered to acquire all of the outstanding 200,000,000 outstanding A shares of Liaohe Jinma Oilfield Company Limited (“LJOCL”) from minority shareholders at RMB 8.80 per share. As at December 31, 2005, the Company had paid total cash consideration of RMB 1,519 and acquired 172,315,428 A shares, representing approximately 15.67% of the total issued

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

share of LJOCL. After this acquisition, the Company owns 97.48% of the outstanding share of LJOCL. The excess of the cost of purchase over the carrying value of the underlying assets and liabilities acquired was recorded in equity. As approved by China Securities Regulatory Commission, LJOCL ceased to be a publicly traded company on January 4, 2006.

39	EVENTS AFTER BALANCE SHEET DATE
      As described in Note 38, the Company offered to acquire all the outstanding A shares and H shares (including ADS) of JCIC. Subsequent to the end of the respective offering periods in February 2006, the Company paid total cash consideration of RMB 3,372 and acquired from tendering minority shareholders 908,113,053 H shares (including ADS) and 157,700,200 A shares of JCIC, representing totally 29.93% of the total issued share capital. As approved by the related authorities, JCIC ceased its listing on The Stock Exchange of Hong Kong Limited, New York Stock Exchange and Shenzhen Stock Exchange on January 23, 2006, February 15, 2006 and February 20, 2006 respectively.

40	APPROVAL OF FINANCIAL STATEMENTS
      The financial statements were approved by the board of directors on March 20, 2006 and will be submitted to the shareholders for approval at the annual general meeting to be held on May 26, 2006.

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)
Results of Operations

	Year Ended December 31,

	2003	2004	2005

	RMB	RMB	RMB
Sales and other operating revenues
Sales to third parties	54,446	53,819	66,265
Intersegment sales	131,336	176,894	261,558

	185,782	230,713	327,823
Production costs excluding taxes	(32,759)	(34,821)	(41,713)
Exploration expenses	(10,624)	(12,090)	(15,566)
Depreciation, depletion and amortization	(22,078)	(26,287)	(25,819)
Taxes other than income taxes	(6,225)	(7,712)	(10,239)
Accretion expense	(42)	(54)	(60)

Income before income taxes	114,054	149,749	234,426
Income taxes	(33,791)	(42,089)	(64,816)

Results of operations from producing activities	80,263	107,660	169,610

Income from equity affiliates’ results of operations from producing activities	634	767	1,878

Capitalized Costs

	Year Ended December 31,

	2003	2004	2005

	RMB	RMB	RMB
Property costs	—	—	—
Producing assets	272,285	303,784	359,539
Support facilities	113,408	124,793	138,093
Construction-in-progress	11,294	15,856	19,394

Total capitalized costs	396,987	444,433	517,026
Accumulated depreciation, depletion and amortization	(157,267)	(180,926)	(203,416)

Net capitalized costs	239,720	263,507	313,610

Share of equity affiliates’ net capitalized costs	2,224	1,632	1,996

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(Amounts in millions unless otherwise stated)
Costs Incurred in Property Acquisitions, Exploration and Development Activities

	Year Ended December 31,

	2003	2004	2005

	RMB	RMB	RMB
Property acquisition costs	—	—	—
Exploration costs	15,426	18,338	25,335
Development costs	43,060	47,508	72,551

Total	58,486	65,846	97,886

Share of equity affiliates’ costs of property acquisition, exploration, and development	945	1,143	2,394

Proved Reserve Estimates
      Oil and gas proved reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgement. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves beyond those envisioned during the early years of a reservoir’s producing life.
      Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved developed reserves are those reserves, which can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are those reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where relatively major expenditure is required.
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
      Proved reserve estimates as of December 31, 2003, 2004 and 2005 were based on reports prepared by DeGolyer and MacNaughton, and Gaffney, Cline & Associates, independent engineering consultants. These reserve estimates were prepared for each oil and gas region (as opposed to individual fields within a region) and adjusted for the estimated effects of using prices and costs prevailing at the end of the period. The Company’s reserve estimates include only crude oil and natural gas, which the Company believes can be reasonably produced within the current terms of production licenses.
      Estimated quantities of net proved oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the period indicated are as follows:

	Crude Oil and
	Condensate	Natural Gas

	(millions of	(billions of
	barrels)	cubic feet)
Proved developed and undeveloped
Reserves at January 1, 2003	11,403	39,356
Changes resulting from:
Revisions of previous estimates	332	478
Improved recovery	81	—
Extensions and discoveries	486	2,866
Production	(807)	(913)

Reserves at December 31, 2003	11,495	41,787

Changes resulting from:
Revisions of previous estimates	141	83
Improved recovery	109	43
Extensions and discoveries	573	4,405
Production	(817)	(1,069)

Reserves at December 31, 2004	11,501	45,249

Changes resulting from:
Revisions of previous estimates	157	213
Improved recovery	101	—
Extensions and discoveries	606	4,005
Production	(829)	(1,344)

Reserves at December 31, 2005	11,536	48,123

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(Amounts in millions unless otherwise stated)

	Crude Oil and
	Condensate	Natural Gas

	(millions of	(billions of
	barrels)	cubic feet)
Proved developed reserves at:
December 31, 2003	9,188	13,879
December 31, 2004	9,068	17,255
December 31, 2005	9,195	19,858
Proportional interest in proved reserves of equity affiliates
December 31, 2003	447	78
December 31, 2004	439	100
December 31, 2005	426	102
      At December 31, 2005, 10,935 million barrels of crude oil and condensate and 47,323.3 billion cubic feet of natural gas proved developed and undeveloped reserves are located within China, and 601 million barrels of crude oil and condensate and 799.8 billion cubic feet of natural gas proved developed and undeveloped reserves are located overseas.
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
      The standardized measure of discounted future net cash flows related to proved oil and gas reserves at the end of each of the three years in the period ended December 31, 2003,2004 and 2005 is as follows (in millions of RMB):

At December 31, 2003
Future cash inflows	3,116,760
Future production costs	(807,448)
Future development costs	(109,471)
Future income tax expense	(654,258)

Future net cash flows	1,545,583
Discount at 10% for estimated timing of cash flows	(830,469)

Standardized measure of discounted future net cash flows	715,114

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(Amounts in millions unless otherwise stated)

At December 31, 2004
Future cash inflows	4,046,151
Future production costs	(912,881)
Future development costs	(106,332)
Future income tax expense	(934,068)

Future net cash flows	2,092,870
Discount at 10% for estimated timing of cash flows	(1,092,412)

Standardized measure of discounted future net cash flows	1,000,458

At December 31, 2005
Future cash inflows	5,337,329
Future production costs	(1,043,358)
Future development costs	(156,575)
Future income tax expense	(1,279,133)

Future net cash flows	2,858,263
Discount at 10% for estimated timing of cash flows	(1,472,069)

Standardized measure of discounted future net cash flows	1,386,194

Share of equity affiliates’ standardized measure of discounted future net cash flows
At December 31, 2003	8,164
At December 31, 2004	10,851
At December 31, 2005	15,288
      Future net cash flows were estimated using period-end prices and costs, and currently enacted tax rates.

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(Amounts in millions unless otherwise stated)
      Changes in the standardized measure of discounted net cash flows for the Group for each of the three years ended December 31, 2003, 2004 and 2005 are as follows:

	Year Ended December 31,

	2003	2004	2005

	RMB	RMB	RMB
CHANGES IN STANDARDISED MEASURE OF DISCOUNTED FUTURE CASH FLOWS
Beginning of year	629,336	715,114	1,000,458
Sales and transfers of oil and gas produced, net of production costs	(152,103)	(187,020)	(274,921)
Net changes in prices and production costs and other	89,978	366,417	523,089
Extensions, discoveries and improved recovery	65,970	119,790	157,343
Development costs incurred	4,008	14,829	(11,282)
Revisions of previous quantity estimates	24,596	13,420	21,678
Accretion of discount	89,584	101,787	144,709
Net change in income taxes	(36,255)	(143,879)	(174,880)

End of year	715,114	1,000,458	1,386,194

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

1.1	Articles of Association (as amended) (English translation) (1)
1.2	Articles of Association (as amended and pending for approval of SASAC) (English translation)
4.1	2006 Management Performance Contract (English Translation)
4.2	Crude Oil Mutual Supply Framework Agreement, dated March 10, 2006, between China Petroleum and Chemical Corporation and PetroChina (English translation)
4.3	Second Supplemental Agreement to Comprehensive products and Services Agreement, dated September 1, 2005, between CNPC and PetroChina (English translation)
4.4	Capital Contribution Agreement, dated June 9, 2005, among China National Oil and Gas Exploration and Development Corporation, Central Asia Petroleum Company Limited, Zhong You Kan Tan Kai Fa Company Limited and PetroChina (English Translation)(2)
4.5	Transfer Agreement, dated June 9, 2005, between Zhong You Kan Tan Kai Fa Company Limited and PetroChina (English Translation)(2)
4.6	Supplementary Agreement to Comprehensive Products and Services Agreement, dated June 9, 2005, between CNPC and PetroChina (English Translation)(2)
4.7	Form of Non-competition Agreement between CNPC and PetroChina (together with English translation)(3)
4.87	Form of Comprehensive Products and Services Agreement between CNPC and PetroChina (together with English translation)(3)
4.9	Form of Land Use Rights Leasing Contract between CNPC and PetroChina (together with English translation)(3)
4.10	Form of Buildings Leasing Contract between CNPC and PetroChina (together with English translation)(3)
4.11	Form of Trademark Licensing Contract between CNPC and PetroChina (together with English translation)(3)
4.12	Form of Patent and Know-how Licensing Contract between CNPC and PetroChina (together with English translation)(3)
4.13	Form of Computer Software Licensing Contract between CNPC and PetroChina (together with English translation)(3)
4.14	Form of Contract for Transfer of Rights under Production Sharing Contracts between CNPC and PetroChina (together with English translation)(3)
4.15	Form of Guarantee of Debts Contract between CNPC and PetroChina (together with English translation)(3)
4.16	Form of Contract for the Supervision of Certain Sales Enterprises between CNPC and PetroChina (together with English translation)(3)
4.17	Form of Agreement for Transfer of Rights and Interests under the Crude Oil Premium and Discount Calculation Agreement between China Petrochemical Corporation, CNPC and PetroChina (together with English translation)(3)
4.18	Form of Agreement for the Transfer of Rights and Interests under the Retainer Contracts relating to Oil Exploration and Exploitation in Lengjiapu Area, Liaohe Oil Region and No. 9.1-9.5 Areas, Karamay Oil Field (together with English translation)(3)
8.1	List of major subsidiaries
10.1	Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Exchange Listed Company Manual(2)
12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit
Number	Description of Exhibits

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
16.1	Code of Ethics for Senior Management(2)
16.2	Code of Ethics for Employees(2)

(1)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-15006) filed with the Commission.

(2)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-15006) filed with the Commission.

(3)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11566) filed with the Commission, as declared effective on March 29, 2000.