Form 20-F
period 2006-12-31
PETROCHINA CO LTD
filed 2007-05-11
CIK 1108329

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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
Yes ☒            No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐
     Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17 ☐            Item 18 ☒
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐            No ☒

*	PetroChina’s H Shares are listed and traded on The Stock Exchange of Hong Kong Limited.

**	Not for trading, but only in connection with the registration of American Depository Shares.
***	Includes 3,166,123,000 H Shares represented by American Depositary Shares.

CERTAIN TERMS AND CONVENTIONS
Conventions Which Apply to this Annual Report
      Unless the context otherwise requires, references in this annual report to:

•	“CNPC” or “CNPC group” are to our parent, China National Petroleum Corporation and its affiliates and subsidiaries, excluding PetroChina, its subsidiaries and its interests in long-term investments, and where the context refers to any time prior to the establishment of CNPC, those entities and businesses which were contributed to CNPC upon its establishment.

•	“PetroChina”, “we”, “our”, “our company” and “us” are to:

—	PetroChina Company Limited, a joint stock company incorporated in the People’s Republic of China with limited liability and its subsidiaries and branch companies, or

—	the CNPC group’s domestic crude oil and natural gas exploration and production, refining and marketing, chemicals and natural gas businesses that were transferred to us in the restructuring of the CNPC group in 1999.

•	“PRC” or “China” are to the People’s Republic of China, but do not apply to Hong Kong, Macau or Taiwan for purposes of this annual report.
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

FORWARD-LOOKING STATEMENTS
      This annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	the amounts and nature of future exploration, development and other capital expenditures;

•	future prices and demand for crude oil, natural gas, refined products and chemical products;

•	development projects;

•	exploration prospects;

•	reserves potential;

•	production of oil and gas and refined and chemical products;

•	development and drilling potential;

•	expansion and other development trends of the oil and gas industry;

•	the planned development of our natural gas operations;

•	the planned expansion of our refined product marketing network;

•	the planned expansion of our natural gas infrastructure;

•	the anticipated benefit from the acquisition of certain overseas assets from CNPC, our parent company;

•	the plan to continue to pursue attractive business opportunities outside China;

•	our future overall business development and economic performance;

•	our anticipated financial and operating information regarding, and the future development and economic performance of, our business;

•	our anticipated market risk exposure arising from future changes in interest rates, foreign exchange rates and commodity prices; and

•	other prospects of our business and operations.
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
      By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future and are beyond our control. The forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in this annual report and the following:

•	fluctuations in crude oil and natural gas prices;

•	failure to achieve continued exploration success;

•	failures or delays in achieving production from development projects;

•	continued availability of capital and financing;

•	acquisitions and other business opportunities that we may pursue;

•	general economic, market and business conditions, including volatility in interest rates, changes in foreign exchange rates and volatility in commodity markets;

•	liability for remedial actions under environmental regulations;

•	impact of the PRC’s entry into the World Trade Organization;

•	the actions of competitors;

•	wars and acts of terrorism or sabotage;

•	changes in policies, laws or regulations of the PRC, including changes in applicable tax rates;

•	the other changes in global economic and political conditions affecting the production, supply and demand and pricing of crude oil, refined products, petrochemical products and natural gas; and

•	the other risk factors discussed in this annual report, and other factors beyond our control.
      You should not place undue reliance on any forward-looking statement.

PART I
ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
      Not applicable. However, see “Item 6 — Directors, Senior Management and Employees — Directors, Senior Management and Supervisors.”
ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE
      Not applicable.
ITEM 3 — KEY INFORMATION
Exchange Rates
      The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00=RMB 7.7039 on May 7, 2007. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each month during the previous six months:

	Noon buying rate

	High	Low

	(RMB per US$)
November 2006	7.8750	7.8303
December 2006	7.8350	7.8041
January 2007	7.8127	7.7705
February 2007	7.7632	7.7410
March 2007	7.7454	7.7232
April 2007	7.7345	7.7090
May 2007 (through May 7)	7.7065	7.7035
      The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2002, 2003, 2004, 2005 and 2006, calculated by averaging the noon buying rates on the last day of each month during the relevant year:

Average noon buying rate

(RMB per US$)
2002	8.2772
2003	8.2772
2004	8.2768
2005	8.1826
2006	7.9725

Selected Financial Data
Historical Financial Information
      You should read the selected historical financial data set forth below in conjunction with the consolidated financial statements of PetroChina and their notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected historical income statement and cashflow data for the years ended December 31, 2004, 2005 and 2006 and the selected historical balance sheet data as of December 31, 2005 and 2006 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected historical income statement data and cashflow data for the years ended December 31, 2002 and 2003 and the selected historical balance sheet data as of December 31, 2002, 2003 and 2004 set forth below are derived from our audited financial statements, not included in this annual report. The financial information included in this section may not necessarily reflect our results of operations, financial position and cash flows in the future.

	Year ended December 31,

	2002(1)	2003(1)	2004(1)	2005	2006

	RMB	RMB	RMB	RMB	RMB
	(in millions, except for per share
	and per ADS data)
Income Statement Data
IFRS
Revenues
Sales and other operating revenues	249,386	310,431	397,354	552,229	688,978

Operating expenses
Purchases, services and other	(71,383)	(89,741)	(114,249)	(200,321)	(271,123)
Employee compensation costs	(16,665)	(20,044)	(22,934)	(29,675)	(39,161)
Exploration expenses, including exploratory dry holes	(8,203)	(10,624)	(12,090)	(15,566)	(18,822)
Depreciation, depletion and amortization	(37,680)	(42,163)	(48,362)	(51,305)	(61,388)
Selling, general and administrative expenses	(23,930)	(25,982)	(28,302)	(36,538)	(43,235)
Employee separation costs and shutting down of manufacturing assets	(2,121)	(2,355)	(220)	—	—
Taxes other than income taxes	(15,366)	(16,821)	(19,943)	(23,616)	(56,666)
Revaluation loss of property, plant and equipment	—	(391)	—	—	—
Other expenses, net	(59)	(598)	(116)	(3,037)	(607)

Total operating expenses	(175,407)	(208,719)	(246,216)	(360,058)	(491,002)

Income from operations	73,979	101,712	151,138	192,171	197,976

Income from equity affiliates and jointly controlled entities	169	933	1,621	2,401	2,277
Exchange gain (loss), net	(430)	(36)	8	88	74
Interest income	663	973	1,373	1,924	2,066
Interest expense	(4,068)	(2,889)	(2,896)	(2,762)	(3,220)

Income before taxes	70,313	100,693	151,244	193,822	199,173
Income taxes	(22,939)	(28,796)	(43,598)	(54,180)	(49,776)

Income for this year	47,374	71,897	107,646	139,642	149,397

Attributable to:
Shareholders	46,766	69,835	103,843	133,362	142,224
Minority shareholders	608	2,062	3,803	6,280	7,173

	47,374	71,897	107,646	139,642	149,397

Basic and diluted net income per share
Attributable to shareholders for this year(2)	0.27	0.40	0.59	0.75	0.79
Basic and diluted net income per ADS(3)	26.60	39.72	59.06	75.44	79.45
US GAAP
Net income	49,693	75,640	109,051	137,866	146,087
Basic and diluted net income per share(2)	0.28	0.43	0.62	0.78	0.82
Basic and diluted net income per ADS(3)	28.26	43.02	62.02	77.99	81.60

	As of December 31,

	2002(1)	2003(1)	2004(1)	2005	2006

	RMB	RMB	RMB	RMB	RMB
	(in millions, except for per share and
	per ADS data)
Balance Sheet Data
IFRS
Assets
Current assets
Cash and cash equivalents	19,532	11,613	11,688	80,905	48,559
Time deposits with maturities after three months but within 12 months	2,621	2,648	1,425	1,691	3,012
Investments in collateralized loans	420	24,224	33,217	235	—
Accounts receivable	6,544	4,115	3,842	4,630	8,488
Inventories, at net book value	29,352	30,064	47,377	62,733	76,038
Prepaid expenses and other current assets	19,618	18,845	24,704	25,701	26,125

Total current assets	78,087	91,509	122,253	175,895	162,222

Non-current assets
Property, plant and equipment, less accumulated depreciation, depletion and amortization	404,135	442,311	485,612	563,890	645,337
Long-term investments, at net book value	6,055	9,405	11,504	13,608	35,010
Prepaid operating lease rentals	6,267	7,286	12,307	16,235	20,468
Intangible and other assets	2,769	3,027	3,020	5,011	6,627
Time deposits mature after one year	3,498	3,485	3,751	3,428	2,499

Total non-current assets	422,724	465,514	516,194	602,172	709,941

Total assets	500,811	557,023	638,447	778,067	872,163

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	23,185	34,328	34,937	28,689	35,763
Accounts payable and accrued liabilities	59,950	66,700	73,072	99,758	120,182
Income tax payable	5,581	12,068	17,484	20,567	17,744
Other taxes payable	5,767	9,251	5,032	4,824	6,190

Total current liabilities	94,483	122,347	130,525	153,838	179,879

Non-current liabilities
Long-term debt	68,894	51,601	44,648	44,570	35,634
Other long-term obligations	1,707	2,010	2,481	1,046	995
Assets disposal obligations	585	735	919	14,187	18,481
Deferred taxes	10,832	13,436	16,902	20,759	19,583

Total non-current liabilities	82,018	67,782	64,950	80,562	74,693

Total liabilities	176,501	190,129	195,475	234,400	254,572

Equity
Shareholder’s equity
Share capital	175,824	175,824	175,824	179,021	179,021
Retained income	57,358	88,152	143,115	203,812	264,092
Reserves	84,456	93,952	108,834	132,556	143,564

	317,638	357,928	427,773	515,389	586,677
Minority interest	6,672	8,966	15,199	28,278	30,914

Total equity	324,310	366,894	442,972	543,667	617,591

Total liabilities and equity	500,811	557,023	638,447	778,067	872,163

Share capital, issued and outstanding, RMB 1.00 par value
State-owned shares	158,242	158,242	158,242	157,922	157,922
H shares and ADSs	17,582	17,582	17,582	21,099	21,099
US GAAP
Property, plant and equipment, less accumulated depreciation, depletion and amortization	353,932	413,383	452,017	537,106	622,668
Total assets	457,065	528,685	605,018	774,740	858,400
Shareholders’ equity	284,426	330,520	405,573	510,141	574,470

	As of December 31,

	2002(1)	2003(1)	2004(1)	2005	2006

	RMB	RMB	RMB	RMB	RMB
	(in millions)
Other Financial Data
Dividend per share	0.12	0.18	0.26	0.34	0.36
Dividend per ADS	12.00	17.82	26.34	33.80	35.75
Capital expenditures	(75,496)	(86,373)	(98,946)	(124,801)	(148,746)
Cash Flow Data
IFRS
Net cash provided by operating activities	98,989	139,570	141,691	203,885	198,102
Net cash used for investing activities	(73,732)	(102,549)	(102,276)	(91,576)	(158,451)
Net cash used for financing activities	(26,488)	(35,593)	(39,586)	(42,634)	(71,739)

Notes:

(1)	Certain financial data for these periods and as of these dates are derived from our audited consolidated financial statements, not included in this annual report, and were retroactively restated. In 2005, we retroactively restated our prior years’ consolidated financial statements to reflect the effect as if the refinery and petrochemical operations of Ningxia Dayuan Refinery and Petrochemical Company Limited, or Dayuan, Qingyang Refinery and Petrochemical Company Limited, or Qingyang, both of which we acquired from CNPC, and the operations of CNPC Exploration and Development Company Limited, or CNPC E&D, of which we acquired a 50% interest from China National Oil and Gas Exploration and Development Corporation, or CNODC, a wholly-owned subsidiary of CNPC, had always been combined since inception.

(2)	The basic and diluted income per share for the years ended December 31, 2002, 2003 and 2004 has been calculated by dividing the net profit by the number of 175,824 million shares issued and outstanding for the corresponding years. The basic and diluted income per share for the year ended December 31, 2005 was calculated by dividing the net profit by the weighted average number of 176,770 million shares issued and outstanding for the year presented. The basic and diluted income per share for the year ended December 31, 2006 was calculated by dividing the net profit by the number of 179,021 million shares issued and outstanding for the year presented.

(3)	The basic and diluted income per ADS for the years ended December 31, 2002, 2003 and 2004 has been calculated by dividing the net profit by the number of 175,824 million shares issued and outstanding for the corresponding years, each ADS representing 100 H shares. The basic and diluted income per ADS for the year ended December 31, 2005 has been calculated by dividing the net profit by the weighted average number of 176,770 million shares issued and outstanding for the year presented, each ADS representing 100 H shares. The basic and diluted income per ADS for the year ended December 31, 2006 has been calculated by dividing the net profit by the number of 179,021 million shares issued and outstanding for the year presented, each ADS representing 100 H shares.

Risk Factors
      Our business is subject to various changing competitive, economic and social conditions in the PRC. Such changing conditions entail certain risks, which are described below.

•	Our operations are affected by the volatility of prices for crude oil and refined products. We and China Petroleum and Chemical Corporation, or Sinopec, set our crude oil median prices monthly based on the Singapore trading prices for crude oil. In 2006, the PRC government, under its macro economic controls, introduced a new mechanism for determining the prices of refined products. Historically, international prices for crude oil and refined products have fluctuated widely in response to changes in many factors, such as global and regional economic and political developments and global and regional supply and demand for crude oil and refined products. We do not have, and will not have, control over the factors affecting international prices for crude oil and refined products. A decline in crude oil prices will reduce our crude oil revenues derived from external customers. If crude oil prices remain at a low level for a prolonged period, our company has to determine and estimate whether our oil and gas assets may suffer impairment losses and, if so, the amount of the impairment losses. An increase in crude oil prices may, however, increase the production costs of refined products. In addition, a decline in refined products prices will reduce our revenue derived from refining operations. An increase in the refined products prices, however, will increase the production costs of chemical products which use refined products as raw materials.

•	The crude oil and natural gas reserve data in this annual report are only estimates. The reliability of reserve estimates depend on a number of factors, assumptions and variables, such as the quality and quantity of our technical and economic data and the prevailing oil and gas prices applicable to our production, many of which are beyond our control and may prove to be incorrect over time. Results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions in our reserve data. Our actual production, revenues and expenditures with respect to our reserves may differ materially from these estimates because of these revisions.

•	Our proved crude oil reserves decreased gradually and modestly from 2001 to 2003 because the decrease in the crude oil reserves in our Daqing and Liaohe oil regions could not be offset by the increase in the crude oil reserves in our oil regions in northwestern China, such as the Xinjiang oil region, the Changqing oil and gas region and the Tarim oil region. Although our proved crude oil reserves increased slightly in 2004, 2005 and 2006 compared to prior years, we cannot assure you that we will be able to increase or maintain our crude oil reserves in the future by our exploration activities in China. We are actively pursuing business opportunities outside China to supplement our domestic resources. For instance, in 2005 and 2006, we acquired certain overseas crude oil and natural gas assets from CNPC. We cannot assure you, however, that we can successfully locate sufficient alternative sources of crude oil supply or at all due to the complexity of the international political, economic and other conditions. If we fail to obtain sufficient alternative sources of crude oil supply, our results of operations and financial condition may be materially and adversely affected.

•	The United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. Although our management concluded that our internal control over our financial reporting for the fiscal year ended December 31, 2006 was effective, we may discover other deficiencies in the course of our future evaluation of our internal control over our financial reporting and may be unable to remediate such deficiencies in a timely manner. Moreover, in future years, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still be unable to attest to our management’s assessment or may issue a report that concludes that our internal control over financial reporting is not effective. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADSs or H shares.

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

Significant operating hazards and natural disasters may cause partial interruptions to our operations and property and environmental damage that could have an adverse impact on our financial condition. On November 13, 2005, an explosion occurred at one of our branch companies in Jilin Province. The incident caused serious personal injuries and deaths, loss of property and water pollution of the Songhuajing River. The Chinese government completed its investigation of this accident in December 2006. As a result, our company paid a fine of RMB 1 million in settlement of all liabilities arising from the accident.

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

•	In addition to its relationship with us as our controlling shareholder, CNPC by itself or through its affiliates also provides us with certain services and products necessary for our business activities, such as construction and technical services, production services and supply of material services. The interests of CNPC and its affiliates as providers of these services and products to us may conflict with our interests. Although we have entered into a Comprehensive Products and Services Agreement with CNPC and our transactions with CNPC over the past three years have been conducted on open, fair and competitive commercial terms, we have only limited leverage in negotiating with CNPC and its affiliates over the specific terms of the agreements for the future provision of these services and products.

•	The eastern and southern regions of China have a higher demand for refined products and chemical products than the western and northern regions. Most of our refineries and chemical plants are located in the western and northern regions of China. We incur relatively higher transportation costs for delivery of our refined products and chemical products to certain areas of the eastern and southern regions from our refineries and chemical plants in western and northern China. While we continue to expand the sales of these products in the eastern and southern regions of China, we face strong competition from Sinopec and China National Offshore Oil Corp, or CNOOC. As a result, we expect that we will continue to encounter difficulty in increasing our sales of refined products and chemical products in these regions.

•	We are currently expanding some of our refinery and petrochemical facilities and constructing several natural gas pipelines. In addition, we may commence offshore crude oil and natural gas exploration and production activities, which could require substantial capital expenditures and investments. We cannot assure you that the cash generated by our operations will be sufficient to fund these development plans or that our actual future capital expenditures and investments will not significantly exceed our current planned amounts. If either of these conditions arises, we may have to seek external financing to satisfy our capital needs. Under such circumstance, our inability to obtain sufficient funding for our development plans could adversely affect our business, financial condition and results of operations.

•	We are also subject to a number of risks relating to the PRC and the PRC oil and gas industry. These risks are described as follows:

—	Our operations, like those of other PRC oil and gas companies, are subject to extensive regulations and control by the PRC government. These regulations and control affect many material aspects of our operations, such as exploration and production licensing, industry-specific and product-specific taxes and fees and environmental and safety standards. As a result, we may face significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability. Our business may also be adversely affected by future changes in certain policies of the PRC government with respect to the oil and gas industry. For example, since March 26, 2006, we have been subject to a crude oil special gain levy imposed by the PRC government. As a result, we recorded an aggregate of RMB 28,914.0 million as such levy to the PRC government in relation to our domestic sales of crude oil in 2006.

—	Currently, the PRC government must approve the construction and major renovation of significant refining and petrochemical facilities as well as the construction of significant

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
      We are China’s largest producer of crude oil and natural gas. Currently, substantially all of our crude oil and natural gas reserves and production-related assets are located in China. In the year ended December 31, 2006, we had total revenue of RMB 688,978 million and net income of RMB 142,224 million.
      Our exploration, development and production activities commenced in the early 1950s, when we conducted exploration activities in the Yumen oil region in northwestern China. The discovery of crude oil in 1959 in northeastern China’s Daqing oil region, one of the world’s largest oil regions in terms of proved crude oil reserves, marked the beginning of our large-scale upstream activities. Over the past four decades, we have conducted crude oil and natural gas exploration activities in many regions of China. As of December 31, 2006, we had estimated proved reserves of approximately 11,618.0 million barrels of crude oil and approximately 53,469.2 billion cubic feet of natural gas. We believe that we hold production licenses for a majority of China’s proved crude oil reserves and proved natural gas reserves. In the year ended December 31, 2006, we produced 830.7 million barrels of crude oil and 1,371.9 billion cubic feet of natural gas for sale, representing an average production of 2.28 million barrels of crude oil and 3.76 billion cubic feet of natural gas for sale per day. In 2006, we sold 832.8 million barrels of crude oil and 1,357 billion cubic feet of natural gas. Approximately 83% of the crude oil we sold in the year ended December 31, 2006 was supplied to our refineries.
      We commenced limited refining activities in the mid-1950s, when we began producing gasoline and diesel at refineries in the Yumen oil region. We now operate 26 refineries located in eight provinces, four autonomous regions and one municipality. In 2006, our refineries processed approximately 785 million barrels of crude oil or an average of 2.2 million barrels per day. In the year ended December 31, 2006, we produced approximately 68.3 million tons of gasoline, diesel and kerosene and sold approximately 74.90 million tons of these products. In the year ended December 31, 2006, approximately 82% of the crude oil processed in our refineries was provided by our exploration and production segment and approximately 16% of the crude oil processed in our refineries was imported. As of December 31, 2006, our retail distribution network consisted of 16,624 service stations that we own and operate, 282 service stations wholly owned by CNPC or jointly owned by CNPC and third parties to which we provide supervisory support and 1,301 franchise service stations.
      Our chemicals operations commenced in the early 1950s, when we began producing urea at our first petrochemical plant in Lanzhou in northwestern China. In the early 1960s, we began producing ethylene. We currently produce and sell a wide range of basic and derivative petrochemical products and other chemical products through 12 chemical plants and four chemical products sales companies located in seven provinces and three autonomous regions in China. Our other segments supply substantially all of the hydrocarbon feedstock requirements of our chemicals operations.
      We are China’s largest natural gas transporter and seller in terms of sales volume. Our natural gas transmission and marketing activities commenced in Sichuan in southwestern China in the 1950s. In 2006, our sales of natural gas totaled 1,357 billion cubic feet, of which 1,200.5 billion cubic feet was sold through our natural gas and pipeline segment. As of December 31, 2006, we owned and operated regional natural gas pipeline networks consisting of 20,590 kilometers of pipelines, of which 19,662 kilometers were operated by our natural gas and pipeline segment. As of December 31, 2006, we owned and operated a crude oil pipeline network consisting of 9,620 kilometers of pipelines with an average daily throughput of approximately 2.49 million barrels of crude oil. As of December 31, 2006, we also had a refined product pipeline network consisting of 2,413 kilometers of pipelines with an average daily throughput of approximately 37,300 tons of refined products.
      We have increased our efforts to pursue attractive business opportunities outside China as part of our business growth strategy to utilize both domestic and international resources to strengthen our competitiveness. In June 2005, we entered into a capital contribution agreement with CNODC, Central Asia Petroleum Company Limited and CNPC E&D, pursuant to which, in December 2005, we acquired a 50% interest in CNPC E&D, a subsidiary of CNODC, for a consideration of RMB 20,741 million, which was paid to CNPC E&D as a part of our capital contribution. Under this agreement, CNODC, a wholly-owned subsidiary of CNPC, transferred certain of its overseas oil and natural gas assets to CNPC E&D in November 2005. Following the completion of the transactions contemplated by this agreement, each of CNODC and us obtained a 50% interest in CNPC E&D and CNODC subsequently transferred its 50% interest in CNPC E&D to CNPC, which resulted in CNPC holding the 50% interest in CNPC E&D directly. We have the right to appoint four of the seven directors of CNPC E&D, which enables us to maintain effective control over CNPC E&D. We also entered into a transfer agreement with CNPC E&D in December 2005 to transfer all of our interest in PTRI, the operating entity of our oil and natural gas assets in Indonesia, as the remaining part of our capital contribution to CNPC E&D for a consideration of RMB 579 million.
      Following the completion of the acquisition of CNPC E&D through capital contribution, we obtained a 50% interest in the oil and natural gas assets held by CNPC E&D in twelve countries, including, among others, Kazakhstan, Venezuela and Peru. The consummation of the transactions described above has significantly expanded our overseas operations, effectively increased our oil and gas reserves and production volumes, and streamlined our existing overseas business in Indonesia with the acquired businesses.
      In August 2006, CNPC E&D entered into an acquisition agreement to acquire a 67% equity interest in PetroKazakhstan Inc., or PKZ, from CNPC for a consideration of US$2,735 million. This acquisition was consummated in December 2006. This acquisition has streamlined our existing exploration and development operations in Kazakhstan and increased our oil and gas assets.
      In 2006, we acquired a 100% interest in an exploration block in Chad through CNPC E&D. This Chad Block covers an area of 220,000 square kilometers and a trap resource of more than 1,000 million barrels of crude oil and is currently one of our most important overseas exploration blocks. The term “trap resource” means the geological reserve estimated on a non-filled-trap basis. It is equal to the trap area multiplied by the unit reserve factor and then multiplied by the filling percentage of the trap. The term “unit reserve factor” means the geological serve within one unit area and one unit depth.
      In addition, we are currently assessing the feasibility of making further investments in international oil and gas markets.

      In the year ended December 31, 2006, we imported approximately 228.8 million barrels of crude oil, as compared to 184.9 million and 175.1 million barrels of crude oil in the years ended December 31, 2005 and 2004, respectively.

Acquisitions
      Pursuant to our board resolutions dated October 26, 2005, we made an offer to the holders of the A Shares of Jinzhou Petrochemical Co., Ltd. or Jinzhou Petrochemical, to acquire at the purchase price of RMB 4.25 per share 150 million outstanding Jinzhou Petrochemical A Shares. As of December 31, 2006, we acquired 141,497,463 Jinzhou Petrochemical A Shares, representing 17.97% of the total share capital of Jinzhou Petrochemical, for a total cash consideration of approximately RMB 602 million. After the acquisition, we owned 98.92% of the total share capital of Jinzhou Petrochemical. Jinzhou Petrochemical was delisted from the Shenzhen Stock Exchange on January 4, 2006 upon approval from the China Securities Regulatory Commission.
      Pursuant to our board resolutions dated October 26, 2005, we made separate offers to the holders of the A Shares of Jilin Chemical Industrial Company Limited, or Jilin Chemical, and the holders of the H Shares of Jilin Chemical to acquire at the purchase price of RMB 5.25 per share 200 million outstanding A Shares, and at the purchase price of HK$2.80 per Share 964.778 million outstanding H Shares (including Jilin Chemical ADSs). As of December 31, 2006, we paid an aggregate of RMB 3,799 million and acquired 189,357,726 A Shares and 961,495,999 H Shares (including ADSs) of Jilin Chemical, representing 32.32% of the total issued and outstanding shares of Jilin Chemical. Following the completion of this acquisition, we owned 99.61% of the total share capital of Jilin Chemical. Jilin Chemical H Shares, A Shares, and ADSs were delisted from the Hong Kong Stock Exchange, the Shenzhen Stock Exchange, and the New York Stock Exchange on January 23, February 20 and February 15, 2006, respectively.
      Pursuant to our board resolutions dated October 26, 2005, we made an offer to the holders of A Shares of Liaohe Jinma Oilfield Co., Ltd. or Liaohe Jinma, to acquire at the purchase price of RMB 8.80 per share 200 million issued and outstanding Liaohe Jinma A Shares. As of December 31, 2006, we acquired 194,360,943 Liaohe Jinma A Shares, representing 17.67% of the total share capital of Liaohe Jinma for a total consideration of approximately RMB 1,713 million. Following the completion of this acquisition, we owned 99.49% of the total share capital of Liaohe Jinma. Upon the approval by China Securities Regulatory Commission, Liaohe Jinma was delisted from the Shenzhen Stock Exchange on January 4, 2006.
      On December 6, 2005, we entered into two separate purchase agreements with two wholly-owned subsidiaries of CNPC, Liaohe Petroleum Exploration Bureau and China Petroleum Pipeline Bureau, to acquire from the two companies a 15.56% equity interest and a 20.17% equity interest, respectively, in PetroChina Fuel Oil Company, or the Fuel Oil Company, a 55.43% subsidiary of our company, with a total cash consideration of RMB 559 million. The Fuel Oil Company principally engages in investing in and developing of fuel oil in the upstream and downstream areas outside the PRC. Upon completion of the above acquisitions, we increased our interest in the Fuel Oil Company to 91.16%.

Disposal
      We have gradually been transferring our import and export businesses of crude oil and refined oil to PetroChina International, our wholly-owned subsidiary. Accordingly, we entered into an equity transfer agreement with CNPC on March 17, 2007 to dispose of our entire equity interest in China National United Oil Corporation, or China United Oil, representing 70% of the registered capital of China United Oil, for a cash consideration of approximately RMB 1.01 billion. China United Oil, over which we have no unilateral control, engages in the import, export and sale of crude oil, refined oil and other petrochemical products. The completion of the disposal is subject to certain pre-conditions, including approvals from our independent shareholders, CNPC and the relevant regulatory authorities. Following the disposal, we will cease to hold any equity interest in China United Oil and most of our import, export and related international trade businesses will be conducted through PetroChina International.

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
      The following chart illustrates our corporate organization and our shareholding structure:

(1)	Indicates approximate shareholding.

(2)	Includes subsidiary companies and those branches without legal person status.

(3)	Represents enterprises directly administered and operated by such segment.

(4)	Includes PetroChina Planning & Engineering Institute, PetroChina Exploration & Development Research Institute, CNPC E&D, PetroChina Foreign Cooperation Administration Department, PetroChina International Co., Ltd. and Petrochemical Research Institute.

      The following chart illustrates our management structure:

(1)	Includes subsidiary companies and those branches without legal person status.

(2)	Represents enterprises directly administered and operated by such segment.

General Information
      Our legal name is “”, and its English translation is PetroChina Company Limited. Our headquarters are located at 16 Andelu, Dongcheng District, Beijing, China, 100011, and our telephone number at this address is (86-10) 8488-6270. Our website address is www.petrochina.com.cn. The information on our website is not part of this annual report.
Launch of New Logo
      Effective December 26, 2004, we began using a new logo “” that is jointly owned by us and CNPC. We have applied for trademark registration of the new logo with the State Trademark Bureau of the PRC. This application is currently pending with the State Trademark Bureau of the PRC. To date, we have registered our new logo as a trademark in Hong Kong and Burma. We are also in the process of registering the new logo in a number of other countries.

Exploration and Production
      We are engaged in crude oil and natural gas exploration, development and production. Substantially all of our total estimated proved crude oil and natural gas reserves are located in China, principally in northeastern, northern, southwestern and northwestern China. The Songliao basin, located in Heilongjiang and Jilin provinces in northeastern China, including the Daqing and Jilin oil regions, accounted for 42.8% of our proved crude oil reserves as of December 31, 2006 and 43.9% of our crude oil production in 2006. We also have significant crude oil reserves and operations in the area around the Bohai Bay. The Bohai Bay basin includes the Liaohe, Dagang, Huabei and Jidong oil regions and accounted for 19.2% of our proved crude oil reserves as of December 31, 2006 and 20.8% of our crude oil production in 2006. Our proved natural gas reserves and production are generally concentrated in northwestern and southwestern China, specifically in the Erdos, Tarim and Sichuan basins. Our overseas proved crude oil reserves and proved natural gas reserves accounted for 5.5% of our proved crude oil reserves and 1.5% of our proved natural gas reserves as of December 31, 2006 and our overseas oil production and natural gas production accounted for 6.0% of our crude oil production and 3.0% of our natural gas production in 2006.
      We currently hold exploration licenses covering a total area of approximately 446.4 million acres and production licenses covering a total area of approximately 16.4 million acres. In 2006, our exploration and production segment had income from operations of RMB 219,860 million.
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
Reserves
      Our estimated proved reserves as of December 31, 2006 totaled approximately 11,618.0 million barrels of crude oil and approximately 53,469.2 billion cubic feet of natural gas. As of December 31, 2006, proved developed reserves accounted for 79.1% and 42.2% of our total proved crude oil and natural gas reserves, respectively. Total proved hydrocarbon reserves on a barrels-of-oil equivalent basis increased by 5.0% from approximately 19,556.7 million barrels-of-oil equivalent as of the end of 2005 to approximately 20,529.4 million barrels-of-oil equivalent as of the end of 2006, taking account of our overseas crude oil reserves of 642.5 million barrels and overseas natural gas reserves of 795.6 billion cubic feet, totaling 775.1 barrels-of-oil equivalent. Natural gas as a percentage of total proved hydrocarbon reserves increased from 41.0% as of December 31, 2005 to 43.4% as of December 31, 2006.

      The following table sets forth our estimated proved reserves (including proved developed reserves and proved undeveloped reserves) and proved developed reserves of crude oil and natural gas as of December 31, 2004, 2005 and 2006. We prepared our reserve estimates as of December 31, 2004, 2005 and 2006, on the basis of reports prepared by DeGolyer & MacNaughton and Gaffney, Cline & Associates, independent engineering consultants, in accordance with Statement of Financial Accounting Standards No. 69, or SFAS No. 69. Our reserve estimates include only crude oil and natural gas which we believe can be reasonably produced within the current terms of our production licenses. See “Regulatory Matters — Exploration Licenses and Production Licenses” for a discussion of our production licenses. Also see “Item 3 — Key Information — Risk Factors” for a discussion of the uncertainty inherent in the estimation of proved reserves.

	Crude oil	Natural gas(1)	Combined(1)

	(millions of barrels)	(Bcf)	(BOE, in millions)
Proved developed and undeveloped reserves
Reserves as of December 31, 2004	11,501.2	45,248.9	19,042.7
Revisions of previous estimates	156.8	212.9	192.3
Extensions and discoveries	605.5	4,004.8	1,273.0
Improved recovery	101.4	—	101.4
Production for the year	(828.7)	(1,343.5)	(1,052.7)
Reserves as of December 31, 2005	11,536.2	48,123.1	19,556.7
Revisions of previous estimates	196.1	685.9	310.4
Extensions and discoveries	635.3	6,247.7	1,676.5
Improved recovery	81.1	—	81.1
Production for the year	(830.7)	(1,587.5)	(1,095.3)
Reserves as of December 31, 2006	11,618.0	53,469.2	20,529.4
Proved developed reserves
As of December 31, 2004	9,067.9	17,254.5	11,943.6
As of December 31, 2005	9,194.8	19,857.8	12,504.4
As of December 31, 2006	9,185.2	22,563.9	12,945.8

(1)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

      The following tables set forth our crude oil and natural gas proved reserves and proved developed reserves by region as of December 31, 2004, 2005 and 2006.

	As of December 31,

	2004		2005		2006

	Proved		Proved		Proved
	developed		developed		developed
	and	Proved	and	Proved	and	Proved
	undeveloped	developed	undeveloped	developed	undeveloped	developed

	(millions of barrels)
Crude oil reserves
Daqing	4,615.0	4,122.3	4,396.9	3,863.9	4,200.3	3,516.0
Liaohe	1,123.1	915.1	1,114.6	937.5	1,067.5	845.8
Xinjiang	1,232.1	921.9	1,261.8	1,010.8	1,306.6	1,077.0
Changqing	1,191.6	769.6	1,267.0	840.6	1,450.6	1,182.9
Jilin	643.8	404.4	675.0	472.2	775.5	501.8
Dagang	482.3	402.0	516.1	426.7	482.1	400.0
Tarim	507.6	374.8	543.8	418.1	523.9	370.4
Huabei	510.3	353.9	536.2	381.5	500.9	388.4
Qinghai	226.1	181.2	243.0	185.5	227.9	187.2
Tuha	218.3	168.4	165.0	110.8	156.5	104.9
Sichuan	8.6	5.3	8.0	5.5	11.7	5.4
Other regions(1)	742.4	449.0	808.8	541.7	914.5	605.4

Total	11,501.2	9,067.9	11,536.2	9,194.8	11,618.0	9,185.2

	As of December 31,

	2004		2005		2006

	Proved		Proved		Proved
	developed		developed		developed
	and	Proved	and	Proved	and	Proved
	undeveloped	developed	undeveloped	developed	undeveloped	developed

	(Bcf)
Natural gas reserves(2)
Sichuan	8,729.8	4,767.9	9,211.2	5,063.5	10,362.8	4,867.3
Changqing	14,932.7	4,091.3	15,765.6	4,089.8	17,846.1	4,559.7
Xinjiang	1,712.3	1,036.8	1,686.8	1,120.4	1,723.0	1,047.0
Daqing	1,060.6	879.4	1,936.8	813.3	1,894.6	740.2
Qinghai	4,603.6	1,583.4	4,534.1	1,528.0	4,467.0	1,584.0
Tarim	10,897.8	2,934.8	11,838.8	5,347.9	14,443.6	7,818.4
Liaohe	522.7	455.4	489.8	417.6	429.3	338.8
Tuha	705.3	427.8	677.4	367.8	640.5	401.8
Huabei	375.9	217.5	369.3	211.8	340.3	264.6
Dagang	599.5	186.8	586.9	207.8	275.0	189.7
Jilin	203.9	150.4	187.8	132.7	198.6	113.7
Other regions(1)	904.8	523	838.6	557.2	848.4	638.7

Total	45,248.9	17,254.5	48,123.1	19,857.8	53,469.2	22,563.9

(1)	Represents the Jidong and Yumen oil regions and our overseas oil and gas fields as a result of our acquisition of overseas assets.

(2)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

Exploration and Development
      We are currently conducting exploration and development efforts in 11 provinces, two municipalities under the direct administration of the central government and three autonomous regions in China. We believe that we have more extensive experience in the exploration and development of crude oil and natural gas than any of our principal competitors in China. Since early 1950s, we have been working on developing exploration and recovery technologies and methods tailored to the specific geological conditions in China.
      The following table sets forth the number of wells we drilled, or in which we participated, and the results thereof, for the periods indicated.

Year		Daqing	Xinjiang	Liaohe	Changqing	Huabei	Dagang	Sichuan	Others(1)	Total

2004	Net exploratory wells drilled(2)	221	153	68	427	96	53	32	355	1,405
	Crude oil	85	85	40	201	49	32	4	172	668
	Natural gas	3	0	0	22	0	0	17	9	51
	Dry(3)	133	68	28	204	47	21	11	174	686
	Net development wells drilled(2)	2,857	1,440	622	1,675	224	188	76	1,463	8,545
	Crude oil	2,853	1,440	605	1,597	223	184	6	1,387	8,295
	Natural gas	4	0	13	46	1	3	56	73	196
	Dry(3)	0	0	4	32	0	1	14	3	54
2005	Net exploratory wells drilled(2)	250	191	71	456	83	39	58	360	1,508
	Crude oil	78	92	47	200	53	22	0	152	644
	Natural gas	6	1	0	24	0	0	30	15	76
	Dry(3)	166	98	24	232	30	17	28	193	788
	Net development wells drilled(2)	3,722	1,608	563	2,608	250	192	101	2,587	11,631
	Crude oil	3,712	1,604	549	2,364	248	188	6	2,495	11,166
	Natural gas	10	4	12	195	2	4	83	88	398
	Dry(3)	0	0	2	49	0	0	12	4	67
2006	Net exploratory wells drilled(2)	250	180	64	466	83	50	62	390	1,545
	Crude oil	73	88	35	203	49	21		114	583
	Natural gas	7	21	1	37		7	31	6	110
	Dry(3)	170	71	28	226	34	22	31	270	852
	Net development wells drilled(2)	4,183	1,605	713	2,023	330	179	57	2,361	11,451
	Crude oil	4,160	1,586	688	1,772	225	173	9	2,235	10,848
	Natural gas	23	8	14	216	105	6	40	123	535
	Dry(3)	0	11	11	35	0	0	8	3	68

(1)	Represents the Jilin, Tarim, Tuha, Qinghai, Jidong and Yumen oil regions.

(2)	“Net” wells refer to the wells after deducting interests of others. No third parties own any interests in any of our wells.

(3)	“Dry” wells are wells with insufficient reserves to sustain commercial production.

Oil-and-Gas Properties
      The following table sets forth our interests in developed and undeveloped acreage by oil region and in productive crude oil and natural gas wells as of December 31, 2006.

	Acreage(1) (thousands of acres)

	Productive wells(1)		Developed		Undeveloped

Oil region	Crude oil	Natural gas	Crude oil	Natural gas	Crude oil	Natural gas

Daqing	66,271	192	745.4	76.2	656.1	110.4
Liaohe	19,924	640	191.0	35.8	94.6	4.7
Xinjiang	21,422	81	328.1	44.5	98.2	25.6
Jilin	21,453	53	307.9	20.9	315.9	19.5
Changqing	18,563	1,007	452.6	1,536.6	304.3	1,801.5
Huabei	7,032	91	140.0	12.6	60.8	3.5
Dagang	4,735	62	106.2	24.9	61.1	19.8
Tuha	2,068	87	41.8	21.4	28.3	10.7
Tarim	817	160	141.5	131.7	50.6	195.3
Sichuan	414	1,423	358.5	414.6	17.6	264.5
Other regions(2)	4,871	291	79.4	43.0	36.6	28.5

Total	167,570	4,087	2,892.5	2,362.3	1,724.1	2,484.2

(1)	Includes all wells and acreage in which we have an interest. No third parties own any interests in any of our wells or acreage.

(2)	Represents the Qinghai, Jidong and Yumen oil regions.
      Approximately 69.1% of our proved crude oil reserves are concentrated in the Daqing, Liaohe and Xinjiang oil regions and the Changqing oil and gas region, and approximately 88.1% of our proved natural gas reserves are concentrated in the Changqing oil and gas region, the Tarim oil region, the Sichuan gas region and the Qinghai oil region. We believe that the Erdos, Junggar, and Songliao basins and Bohai Bay have the highest potential for increasing our crude oil reserve base through future exploration and development, and that the Erdos, Sichuan and Qaidam basins have the highest potential for increasing our natural gas reserve base through future exploration and development.

Production
      The following table sets forth our historical average net daily crude oil and natural gas production by region and our average sales price for the periods ended December 31, 2004, 2005 and 2006.

	For the year ended
	December 31,
				% of
	2004	2005	2006	2006 Total

Crude oil production(1)
(thousands of barrels per day, except percentages or otherwise indicated)
Daqing	942.0	915.1	883.1	38.80
Liaohe	245.4	238.2	230.4	10.13
Xinjiang	227.1	238.8	244.2	10.73
Changqing	164.6	191.4	215.6	9.47
Tarim	109.9	122.8	123.9	5.44
Huabei	87.6	88.4	89.4	3.93
Jilin	102.6	112.1	115.6	5.08
Dagang	97.9	102.6	93.6	4.11
Tuha	48.4	45.2	44.4	1.95
Other(2)	199.1	200.0	235.7	10.36

Total	2,224.6	2,254.5	2,275.9	100.0

Annual production (million barrels)	814.2	822.9	830.7
Average sales price
(RMB per barrel)	279.1	396.2	476.8
(US$ per barrel)	33.72	48.37	59.81
Natural gas production(1)(3)
(millions of cubic feet per day, except percentages or otherwise indicated)
Sichuan	905.7	1,107.9	1,233.9	32.8
Changqing	651.4	640.7	650.4	17.3
Daqing	135.4	133.8	138.0	3.7
Qinghai	145.5	172.8	200.7	5.3
Tuha	92.2	121.1	133.4	3.5
Xinjiang	95.7	109.8	114.2	3.0
Liaohe	58.7	56.0	52.8	1.4
Huabei	44.2	43.5	41.3	1.1
Tarim	89.2	479.5	1,015.7	27.0
Dagang	26.5	26.2	28.7	0.8
Other(4)	149.8	175.9	149.6	4.1

Total	2,394.3	3,067.2	3,758.7	100.0%

Annual production (Bcf)	876.3	1,119.5	1,371.9
Average sales price
(RMB per Mcf)	21.11	23.35	27.6
(US$ per Mcf)	2.55	2.85	3.46

(1)	Production volumes for each region include our share of the production from all of our cooperative projects with foreign companies in that region.

(2)	Represents production from the Qinghai, Jidong and Yumen oil regions, the Sichuan gas region and our share of overseas production as a result of our acquisition of overseas assets.

(3)	Represents production of natural gas for sale.

(4)	Represents production from the Jilin, Jidong and Yumen oil regions and our share of overseas production as a result of our acquisition of overseas assets.
      In 2006, we supplied approximately 83.2% of our total crude oil sales to our refineries, 7.9% to Sinopec’s refineries, 6.4% to companies or entities outside China, and the remaining 2.5% to regional refineries or other entities. We entered into a crude oil mutual supply framework agreement with Sinopec on January 29, 2007 for the supply of crude oil to each other’s refineries in 2007. Under this agreement, we agreed in principle to supply 52.46 million barrels of crude oil to Sinopec, and Sinopec agreed in principle to supply to us approximately 8.27 million barrels of crude oil in 2007 at negotiated prices based on the Singapore market FOB prices for crude oil. See “Item 5 — Operating and Financial Review and Prospects — General — Factors Affecting Results of Operations — Crude Oil Prices” for a detailed discussion of the crude oil premium and discount calculation agreement and its supplemental agreement. For the years ended December 31, 2004, 2005 and 2006, the average lifting costs of our crude oil and natural production were US$4.60 per barrel-of-oil equivalent, US$5.28 per barrel-of-oil equivalent and US$6.74 per barrel-of-oil equivalent, respectively.
Principal Oil and Gas Regions

Daqing Oil Region
      The Daqing oil region, our largest oil and gas producing property, is located in the Songliao basin and covers an area of approximately one million acres. The successful discovery and development of the oil fields in the Daqing oil region marked a critical breakthrough in the history of both our company and the PRC oil and gas industry. In terms of proved hydrocarbon reserves and annual production, the Daqing oil region is the largest oil region in China and one of the most prolific oil and gas properties in the world. We commenced exploration activities in the Daqing oil region in 1955 and discovered oil in the region in 1959. Annual crude oil production volume in the Daqing oil region reached one million barrels per day in 1976 and remained relatively stable until 2002. In 2004, 2005 and 2006, our crude oil production volume in the Daqing oil region was 942.0 thousand barrels per day, 915.1 thousand barrels per day and 883.1 thousand barrels per day, respectively. As of December 31, 2006, we produced crude oil from 20 fields in the Daqing oil region.
      As of December 31, 2006, our proved crude oil reserves in the Daqing oil region were 4,200.3 million barrels, representing 36.2% of our total proved crude oil reserves. The proved crude oil reserves in our Daqing oil region have gradually decreased since 1996 because the crude oil production exceeded the crude oil reserve additions in our Daqing oil region in each year since 1996. As of December 31, 2004, 2005 and 2006, the proved crude oil reserves in our Daqing oil region were 4,615.0 million barrels, 4,396.9 million barrels and 4,200.3 million barrels, respectively. As a result, we decreased the crude oil production in our Daqing oil region over past years, and plan to continue to decrease the crude oil production in our Daqing oil region each year in the next few years. In 2006, our oil fields in the Daqing oil region produced an average of 883.1 thousand barrels of crude oil per day, representing approximately 38.8% of our total daily crude oil production. The crude oil production in our Daqing oil region decreased by 3.5% from 334.0 million barrels in 2005 to 322.3 million barrels in 2006. In 2006, the crude oil reserve-to-production ratio of the Daqing oil region was 13.0 years, compared to 13.2 years in 2005.
      The crude oil we produce in the Daqing oil region has an average API gravity of 35.7 degrees. In 2006, the crude oil we produced in the Daqing oil region had an average water cut of 90.44%, increased from the average water cut of 89.78% in 2005.

      The crude oil in the Daqing oil region is primarily located in large reservoirs with relatively moderate depths of approximately 900 meters to 1,500 meters and with relatively simple geological structures and most of the crude oil produced at Daqing is medium viscosity oil. Crude oil produced using enhanced recovery techniques accounted for 25.7%, 26.9% and 27.0% of our crude oil production from the Daqing oil region in 2004, 2005 and 2006, respectively.
      Because our oil fields in the Daqing oil region are relatively mature, the difficulty of extracting crude oil from these fields has increased in recent years and is likely to continue to increase gradually in the future. As a result, our lifting costs at these fields increased by 33.5% from US$5.14 per barrel for the year ended December 31, 2005 to US$6.86 per barrel for the year ended December 31, 2006. However, we have adopted a number of measures to contain the increase in our lifting costs at these fields. Those measures include:

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
      We have an extensive transportation infrastructure network to transport crude oil produced in the Daqing oil region to internal and external customers in northeastern China and beyond. Crude oil pipelines link our oil fields in the Daqing oil region to the port of Dalian and the port of Qinhuangdao in Bohai Bay, providing efficient transportation for selling Daqing crude oil. These crude oil pipelines have an aggregate length of 2,590 kilometers and an aggregate throughput capacity of approximately 911 thousand barrels per day.
      Daqing’s crude oil has a low sulfur and high paraffin content. As many refineries in China, particularly those in northeastern China, are configured to refine Daqing crude oil, we have a stable market for the crude oil we produce in the Daqing oil region. In 2006, we refined approximately 80.3% of Daqing crude oil in our own refineries, exported approximately 1.2% and sold the remaining portion to Sinopec or local refineries.

Liaohe Oil Region
      The Liaohe oil region is one of our three largest crude oil producing properties and is located in the northern part of the Bohai Bay basin. We began commercial production in the Liaohe oil region in 1971. The Liaohe oil region covers a total area of approximately 580,000 acres.
      As of December 31, 2006, proved crude oil reserves in the Liaohe oil region were 1,067.5 million barrels, representing 9.2% of our total proved oil reserves. In 2006, our oil fields in the Liaohe oil region produced an average of 230.4 thousand barrels of crude oil per day, representing approximately 10.1% of our total daily crude oil production. In 2006, the crude oil reserve-to-production ratio in the Liaohe oil region was 12.7 years. In 2006, the crude oil we produced in the Liaohe oil region had an average API gravity of 26 degrees and an average water cut of 77.71%. We have proved crude oil reserves in 37 fields in the Liaohe oil region, all of which are currently in production. We produce several varieties of crude oil in the Liaohe oil region, ranging from light crude oil to heavy crude oil and high pour point crude oil.
      We have easy access to crude oil pipelines for Liaohe crude oil. The pipelines linking Daqing to Dalian port and Qinhuangdao port pass through the Liaohe oil region. In 2006, we sold about approximately 89.7% of the crude oil we produced at the Liaohe oil region to our own refineries.

Xinjiang Oil Region
      The Xinjiang oil region is one of our three largest crude oil producing properties and is located in the Junggar basin in northwestern China. We commenced our operations in the Xinjiang oil region in 1951. The Xinjiang oil region covers a total area of approximately 900 thousand acres.
      As of December 31, 2006, our proved crude oil reserves in the Xinjiang oil region were 1,306.6 million barrels, representing 11.2% of our total proved crude oil reserves. In 2006, our oil fields in the Xinjiang oil region produced an average of 244.2 thousand barrels of crude oil per day, representing approximately 10.7% of our total crude oil production. In 2006, the crude oil reserve-to-production ratio at the Xinjiang oil region was 14.7 years. In 2006, the crude oil we produced in the Xinjiang oil region had an average API gravity of 36.8 degrees and an average water cut of 72.6%.

Sichuan Gas Region
      The Sichuan gas region is the largest natural gas region in China in terms of annual natural gas production. We began natural gas exploration and production in Sichuan in the 1950s. The Sichuan gas region covers a total area of approximately 2.3 million acres. The natural gas reserve-to-production ratio in the Sichuan gas region was approximately 23.0 years in 2006. As of December 31, 2006, we had 90 natural gas fields under development in the Sichuan gas region.
      As of December 31, 2006, our proved natural gas reserves in the Sichuan gas region were 10,362.8 billion cubic feet, representing 19.4% of our total proved natural gas reserves and an increase of 12.5% from 9,211.2 billion cubic feet as of December 31, 2005. In 2006, our natural gas production for sale in the Sichuan gas region reached 450.4 billion cubic feet, representing 32.8% of our total natural gas production for sale and an increase of 11.4% from 404.4 billion cubic feet in 2005.
      In 2002, we discovered and proved significant natural gas reserves in Luojiazhai gas field in the Sichuan gas region. As of December 31, 2006, Luojiazhai gas field had a total proved natural gas reserve of 1,655.5 billion cubic feet. Currently, Luojiazhai gas field is the largest gas field in the Sichuan basin. We have developed a broad range of technologies relating to natural gas exploration, production, pipeline systems and marketing activities tailored to local conditions in Sichuan.
      In November 2002, we obtained approval from the State Development Planning Commission, the predecessor of the National Development and Reform Commission, to construct pipelines to transmit natural gas produced in the Sichuan gas region to major cities in central China. This is known as the Zhong County to Wuhan City natural gas pipeline project. By the end of 2004, we completed the construction and commenced the commercial operation of the main line of the Zhong County to Wuhan City natural gas pipeline and its Xiangfan branch pipeline and Huangshi branch pipeline. In addition, we completed the construction of the Xiangtan branch pipeline and commenced the commercial operation of this branch pipeline in July 2005. As of March 31, 2007, we had entered into take-or-pay contracts with 27 customers in Hubei Province and Hunan Province, including municipal governments and enterprises, to supply them with natural gas through the main line and branch lines of the Zhong County to Wuhan City natural gas pipeline. See “— Natural Gas and Pipeline — Expansion of Our Natural Gas Transmission and Marketing Business” for a discussion of the Zhong County to Wuhan City natural gas pipeline project.

Changqing Oil and Gas Region
      The Changqing oil and gas region covers parts of Shaanxi Province and Gansu Province and the Ningxia and Inner Mongolia Autonomous Regions. We commenced operations in the Changqing oil and gas region in 1970. In 2006, we produced 78.7 million barrels of crude oil in the Changqing oil and gas region.
      In the early 1990s, we discovered the Changqing gas field, which had total estimated proved natural gas reserves of 17,846.1 billion cubic feet as of December 31, 2006, representing 33.4% of our total proved natural gas reserves. In January 2001, we discovered the Sulige gas field with total proved natural gas reserves of 4,290.0 billion cubic feet. In 2006 we produced 237.4 billion cubic feet of natural gas for sale in the Changqing oil and gas region, representing an increase of 1.5% from 233.9 billion cubic feet in 2005. The establishment of a natural gas pipeline from Shaanxi to Beijing in 1997 has significantly expanded the range of target markets for natural gas produced in the Changqing oil and gas region over the years. In July 2005, we completed the construction and commenced commercial operation of the second Shaanxi to Beijing natural gas pipeline, with a designed annual throughput capacity of 423.8 billion cubic feet of natural gas. In 2006, we transmitted 66.2 billion cubic feet of natural gas through the second Shaanxi to Beijing natural gas pipeline. See “— Natural Gas and Pipeline — Expansion of Our Natural Gas Transmission and Marketing Business” for a discussion of this additional Shaanxi to Beijing natural gas pipeline project.

Tarim Oil and Gas Region
      The Tarim oil and gas region is located in the Tarim basin in northwestern China with a total area of approximately 590 thousand acres. As of December 31, 2006, our proved crude oil reserves in the Tarim oil region were 523.9 million barrels. The Kela 2 natural gas field, which we discovered in 1998 in the Tarim oil and gas region, had estimated proved natural gas reserves of approximately 6,973.7 billion cubic feet as of December 31, 2006. As of December 31, 2006, the proved natural gas reserves in the Tarim oil and gas region reached 14,443.6 billion cubic feet, representing 27.0% of our total proved natural gas reserves. Currently, the Kela 2 natural gas field is the largest natural gas field in China in terms of proved natural gas reserves.
      In 2006, we produced 370.7 billion cubic feet of natural gas for sale in the Tarim oil and gas region. We have completed the construction of the pipelines to deliver natural gas in the Tarim oil and gas region to the central and eastern regions of China where there is strong demand for natural gas transmitted through our West to East natural gas pipeline project. See “— Natural Gas and Pipeline — Expansion of Our Natural Gas Transmission and Marketing Business” for a discussion of our West to East natural gas pipeline project. The commencement of the operation of this West to East natural gas pipeline significantly increased our natural gas production in the Tarim oil and gas region.

Refining and Marketing
      We engage in refining and marketing operations in China through 26 refineries, 22 regional sales and distribution branch companies and one lubricants branch company. These operations include the refining, transportation, storage and marketing of crude oil, and the wholesale, retail and export of refined products, including gasoline, diesel, kerosene and lubricant.
      In 2006, our refining and marketing segment had loss from operations of RMB 29,164 million.
      The following sets forth the highlights of our refining and marketing segment in 2006:

•	as of December 31, 2006, our refineries’ annual primary distillation capacity totaled 935.8 million barrels of crude oil per year, or 2,563.9 thousand barrels per day;

•	we processed 785 million barrels of crude oil, or 2.20 million barrels per day;

•	we produced approximately 68.30 million tons of gasoline, diesel and kerosene and sold approximately 74.9 million tons of these products;

•	as of December 31, 2006, our retail distribution network consisted of:

—	16,624 service stations owned and operated by us,

—	282 service stations either wholly owned by CNPC or jointly owned by CNPC and third parties and to which we provide supervisory support, representing a significant decrease from last year, as a result of our taking ownership of or operating certain service stations previously owned by CNPC or jointly owned by CNPC and third parties, and

—	1,301 franchise service stations owned and operated by third parties with which we have long-term refined product supply agreements, representing a significant decrease from last year, as a result of our termination of cooperation arrangements with certain franchise service stations that had demonstrated deficiencies in image, service or oil quality; and

•	in 2006, our service stations, which are located throughout China, sold approximately 47.0 million tons of gasoline and diesel, representing 64.5% of the total of these products sold through our marketing operations.
Refining
      Our refineries are located in eight provinces, four autonomous regions and one municipality in the northeastern, northwestern and northern regions of China.

Refined Products
      We produce a wide range of refined products at our refineries. Some of the refined products are for our internal consumption and used as raw materials in our petrochemical operation. The table below sets forth production volume for our principal refined products for each of the three years ended December 31, 2004, 2005 and 2006.

	Year ended December 31,

Product	2004	2005	2006

	(in thousands of tons)
Diesel	38,941.8	43,000.7	44,226.5
Gasoline	20,606.1	21,414.6	22,027.2
Fuel oil	4,290.2	3,816.3	3,491.4
Naphtha	4,942.8	4,872.8	6,317.9
Asphalt	1,946.8	1,484.7	1,605.7
Kerosene	1,961.8	1,970.3	2,063.7
Lubricants	1,467.8	1,528.6	1,488.4
Paraffin	1,140.0	1,139.3	1,051.8

Total	75,297.3	79,227.3	82,272.6

      We generally adjust our product mix to reflect market demand and to focus on the production of high margin products. This has resulted in an overall modest increase in the production of lighter refined products which generally are higher margin products, such as gasoline. In 2004 and 2005, we increased our production volume of lubricants to 1,467.8 thousand tons and 1,528.6 thousand tons, respectively, to meet the growing market demands for lubricants. In 2006, we produced 1,488.4 thousand tons of lubricants. This decrease is primarily due to increases in the production of packaged lubricants and high-end lubricants, as a result of our effort to adjust product mix. We have decreased the production of low margin products, such as fuel oil.
      In recent years, we have made significant capital investments in facility expansions and upgrades to improve product quality to meet evolving market demand and environmental requirements in China. In each of the three years ended December 31, 2004, 2005 and 2006, our capital expenditures for our refining and marketing segment were RMB 17,684 million, RMB 16,454 million, and RMB 19,206 million, respectively. These capital expenditures were incurred primarily in connection with the expansion and upgrades of our refining facilities and expansion of our refined product retail marketing network and storage infrastructure for the purpose of maintaining and increasing our market share. We built or renovated 10 of our refining facilities in 2005, including, among others, the regular pressure reducing unit at Dalian Petrochemical with a designed annual capacity of 10 million tons, the delayed coking unit at Lanzhou Petrochemical with an annual capacity of 1,000 thousand tons and the catalytic reforming unit at Jinzhou Petrochemical with an annual capacity of 600 thousand tons. In 2006, we built a coking unit at Daqing Petrochemical with an annual capacity of 1.2 million tons and upgraded the heavy oil catalytic cracking unit at Jinxi Petrochemical to increase its annual capacity to 1.8 million tons. In 2006, we operated an aggregate of 18,207 service stations. In addition, we have also focused on enhancing our processing technologies and methods. These efforts have enabled us to improve the quality of refined products at our refineries, particularly that of gasoline and diesel. We believe that our refined products generally meet product specification and environmental protection requirements as set by the PRC government, including the specification limiting the olefin and sulfur content in gasoline.

Our Refineries
      Most of our refineries are strategically located close to our crude oil storage facilities, along our crude oil and refined product transmission pipelines and/or railways. These systems provide our refineries with secure supplies of crude oil and facilitate our distribution of refined products to the domestic markets. In each of the three years ended December 31, 2004, 2005 and 2006, our exploration and production operations supplied approximately 84%, 89% and 82%, respectively, of the crude oil processed in our refineries.
      The table below sets forth certain operating statistics regarding our refineries as of December 31, 2004, 2005 and 2006.

	As of December 31,

	2004	2005	2006

Primary distillation capacity(1) (thousand barrels per day)
Lanzhou Petrochemical(2)	212.6	212.6	212.6
Dalian Petrochemical	212.6	212.6	415.0
Fushun Petrochemical	186.2	186.2	186.2
Daqing Petrochemical	121.5	121.5	121.5
Jinzhou Petrochemical(3)	127.5	131.6	131.6
Jinxi Petrochemical	131.6	131.6	131.6
Jilin Petrochemical(4)	107.3	141.7	141.7
Urumqi Petrochemical	101.2	101.2	101.2
Other refineries	982.8	1,098.2	1,122.5

Total	2,183.3	2,337.2	2,563.9

Refining throughput (thousand barrels per day)
Lanzhou Petrochemical(2)	166.4	178.7	191.4
Dalian Petrochemical	242.3	223.7	244.7
Fushun Petrochemical	181.7	194.4	196.4
Daqing Petrochemical	119.2	125.5	128.5
Jinzhou Petrochemical(3)	120.8	127.9	137.8
Jinxi Petrochemical	123.9	129.2	132.1
Jilin Petrochemical(4)	129.6	138.0	146.5
Urumqi Petrochemical	81.8	85.3	98.0
Other refineries	773.6	858.4	875.3

Total	1,939.3	2,061.1	2,150.8

Conversion equivalent(5) (percent)
Lanzhou Petrochemical(2)	41.9	53.3	53.3
Dalian Petrochemical	54.3	54.3	27.8
Fushun Petrochemical	70.7	68.5	70.7
Daqing Petrochemical	76.7	76.7	76.7
Jinzhou Petrochemical(3)	63.5	84.6	84.6
Jinxi Petrochemical	60.0	66.2	66.2
Jilin Petrochemical(4)	75.5	61.4	61.4
Urumqi Petrochemical	62.0	62.0	62.0
Average of other refineries	53.7	50.5	51.8

(1)	Represents the primary distillation capacity of crude oil and condensate.

(2)	Includes Lanzhou Refinery, which was merged into Lanzhou Petrochemical in October 2000 as part of our ongoing restructuring.

(3)	Includes a 1.08% minority interest held by unrelated third parties in Jinzhou Petrochemical Company Limited in the relevant periods.

(4)	Includes Jilin Chemical Industrial Company Limited, in which we held a 99.61% equity interest in the relevant periods. Data regarding the primary distillation capacity, refining throughput and conversion equivalent of Jilin Petrochemical includes a 0.39% minority interest held by unrelated third parties in Jilin Chemical Industrial Company Limited in the relevant periods.

(5)	Stated in fluid catalytic cracking, delayed coking and hydrocracking equivalent/ topping (percentage by weight), based on 100% of balanced distillation capacity.
      In each of the three years ended December 31, 2004, 2005 and 2006, the average utilization rate of the primary distillation capacity at our refineries was 93.2%, 95.5% and 95.9%, respectively. The average yield for our four principal refined products (gasoline, kerosene, diesel and lubricants) at our refineries was 65.6%, 66.7% and 65.7, respectively, in the same periods. “Yield” represents the number of tons of a refined product expressed as a percentage of the number of tons of crude oil from which that product is processed. In each of the three years ended December 31, 2004, 2005 and 2006, the yield for all refined products at our refineries was 91.5%, 92.3% and 92.2%, respectively.
      Dalian Petrochemical, Fushun Petrochemical and Lanzhou Petrochemical were our leading refineries in terms of both primary distillation capacity and throughput in 2006. They are all located close to our major oil fields in the northeast and northwest regions of China and produce a wide range of refined products. Lanzhou Petrochemical has a strategic position in our plan to expand our markets in refined product sales in the southwestern and central regions of China. It is located in the northwestern part of China, providing easy access to markets in the southwestern and central regions in China. As of December 31, 2006, these three refineries had an aggregate primary distillation capacity of 297.0 million barrels per year, or 813.8 thousand barrels per day, representing approximately 31.7% of the total primary distillation capacity of all our refineries as of the same date. In 2006, these three refineries processed an aggregate of 230.9 million barrels of crude oil, or 632.5 thousand barrels per day, representing approximately 29.4% of our total throughput in the same period.
Marketing
      We market a wide range of refined products, including gasoline, diesel, kerosene and lubricants, through an extensive network of sales personnel and independent distributors and a broad wholesale and retail distribution system across China. As of December 31, 2006, our marketing network consisted of:

•	approximately 1,073 regional wholesale distribution outlets nationwide. Substantially all of these outlets are located in high demand areas such as economic centers across China, particularly in the coastal areas, along major railways and along the Yangtze River; and

•	16,624 service stations owned and operated by us, 282 service stations wholly owned by CNPC or jointly owned by CNPC and third parties that exclusively sell refined products produced or supplied by us and to which we provide supervisory support under contractual arrangement, and 1,301 franchise service stations owned and operated by third parties.

      In 2006, we sold approximately 72.9 million tons of gasoline and diesel. The PRC government and other institutional customers, including railway, transportation and fishery operators, are our long-term purchasers of the gasoline and diesel that we produce. We sell gasoline and diesel to these customers at the ex-works median prices published by the PRC government with an 8% floating range. See “— Regulatory Matters — Pricing — Refined Products” for a discussion of refined product pricing. In 2006, sales of gasoline and diesel to these customers accounted for approximately 3.3% and 14.4% of our total sales of gasoline and diesel, respectively. The following table sets forth our refined product sales volumes by principal product category for each of the three years ended December 31, 2004, 2005 and 2006.

	Year ended December 31,

Product	2004	2005	2006

	(in thousands of tons)
Diesel	43,178.3	47,811.0	48,863.9
Gasoline	21,714.2	26,161.6	23,993.2
Fuel oil	5,747.4	6,409.6	8,711.2
Naphtha	5,325.9	5,574.1	6,887.6
Kerosene	2,116.2	2,008.0	2,047.4
Lubricants	1,974.0	2,181.6	2,044.4
Asphalt	2,348.7	2,475.6	3,321.2
Paraffin	1,138.1	1,160.3	1,104.3

Total	83,542.8	93,781.8	96,973.2

Wholesale Marketing
      We sell refined products both directly and through independent distributors into various wholesale markets, as well as to utility, commercial, petrochemical, aviation, agricultural, fishery and transportation companies in China. Our gasoline and diesel sales also include the amount we transferred to our retail operations. We made wholesale sales of approximately 0.6 million tons of gasoline and diesel to Sinopec in 2006, representing approximately 0.8% of our total sales of these products in the same period. In 2006, we sold approximately 16.4 million tons of our other principal refined products.
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

Retail Marketing
      In 2006, we sold approximately 47.0 million tons of gasoline and diesel through our service station network, accounting for 64.5% of the total of these products sold through our marketing operations in the same period. Although sales volumes vary significantly by geographic region, the weighted average sales volume of gasoline and diesel per business day at our service station network in 2004, 2005 and 2006 was 5.5 tons, 6.7 tons and 7.8 tons per service station, respectively.

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
      Most of the service stations in our service station network are concentrated in the northern, northeastern and northwestern regions of China where we have a dominant wholesale market position. However, the eastern and southern regions of China have a higher demand for gasoline and diesel. We have made significant efforts in recent years to expand our sales and market share in those regions through expanding the number of our service stations and storage facilities in those regions. As part of our expansion initiatives, on May 14, 2004, we entered into the Joint Venture Contract and the Articles of Association with BP Global Investments Limited, a subsidiary of BP Amoco p.l.c., to form BP PetroChina Petroleum Company Limited in Guangdong Province. We and BP Global Investments Limited hold 51% and 49% equity interests in BP PetroChina Petroleum Company Limited, respectively. We expect that BP PetroChina Petroleum Company Limited will build, acquire and manage approximately 500 service stations in Guangdong Province within three years from its establishment. As of December 31, 2006, BP PetroChina Petroleum Company Limited owned and operated 445 service stations in the Pearl River Delta of Guangdong Province.
      We invested a total of RMB 4,923 million in expanding our service station network in 2006, of which 76.4% was invested in the eastern and southern regions of China. In 2006, we sold approximately 21,480 thousand tons of gasoline and diesel through our owned and franchised service stations in these regions, as compared to approximately 13,130 thousand tons and approximately 17,490 thousand tons we sold in 2004 and 2005, respectively.
      In 2006, we acquired or constructed an aggregate of 902 service stations that are owned and operated by us, of which 583 are in the eastern and southern regions of China. We plan to further increase our retail market share and improve the efficiency of our retail operations, with a continued focus on the eastern and southern regions of China. We plan to invest approximately RMB 8,000 million in 2007 to expand our service station network and storage infrastructure by adding approximately 800 new service stations.
      The following table sets forth the number of the service stations in our marketing network as of December 31, 2006:

Owned and operated by us(1)	16,624
Wholly owned by CNPC or jointly owned by CNPC and third parties(2)	282
Franchised	1,301
Total	18,207

(1)	Includes 445 service stations owned and operated by BP PetroChina Petroleum Company Limited.

(2)	These service stations exclusively sell refined products produced or supplied by us. We also provide supervisory support to these service stations.
      In order to improve the efficiency and profitability of our existing service station network, we standardize the interior and exterior of our service stations, our service procedures, staff uniforms and the product quality of all our service stations. We are in the process of promoting the use of pre-paid gasoline/diesel filling cards at our service stations. We have equipped 4,813 service stations located in 18 municipalities with facilities that allow customers to purchase gasoline or diesel with their pre-paid filling cards. In addition to selling gasoline and diesel, we have planned to gradually increase the sale of lubricants and other non-fuel products at our service stations.

Chemicals and Marketing
      Through 12 chemical plants and four chemical products sales companies, we produce and market basic petrochemical products, derivative petrochemical products, and other chemical products. As of December 31, 2006, our chemicals and marketing segment had income from operations of RMB 5,058 million.
      Our chemical plants and sales companies are located in seven provinces and three autonomous regions in China. Most of our chemical plants are co-located with our refineries and are also connected with the refineries by pipelines, providing additional production flexibility and opportunities for cost competitiveness. Our exploration and production, refining and marketing, and natural gas and pipeline operations supply substantially all of the hydrocarbon feedstock requirements for our chemicals operations. We believe that the proximity of our refineries to our chemical plants promotes efficiency in production, secures feedstock supply and minimizes the risk of production interruption. Our production capacity and our market share in China for chemical products allow us to solidify our dominant position in the northern and western regions of China. In addition, our stable customer base in the eastern and southern regions of China provides us with the opportunity to expand our market share in these regions.
Our Chemical Products
      The table below sets forth the production volumes of our principal chemical products for each of the three years ended December 31, 2004, 2005 and 2006.

	Year ended December 31,

	2004	2005	2006

	(in thousand tons)
Basic petrochemicals
Propylene	1,969.1	2,493.5	2,671.2
Ethylene	1,845.6	1,887.9	2,067.9
Benzene	712.7	707.9	749.6
Derivative petrochemicals
Synthetic resin
Polyethylene	1,309.5	1,355.9	1,531.3
Polypropylene	986.9	1,142.8	1,291.0
ABS	228.1	223.0	223.0
Other synthetic resin products	27.6	35.2	15.8
Synthetic fiber
Polyacrylic fiber	108.1	97.1	81.0
Terylene fiber	94.3	86.2	53.3
Other synthetic fiber products	7.4	6.3	6.4
Synthetic rubber
Styrene butadiene rubber	190.2	194.4	212.9
Other synthetic rubber products	95.6	87.0	99.1
Intermediates
Alkylbenzene	194.9	205.7	207.9
Other chemicals
Urea	3,652.3	3,577.6	3,576.3
Ammonium nitrate	32.0	5.4	—
      We are one of the major producers of ethylene in China. We use the bulk of the ethylene we produce as a principal feedstock for the production of many chemical products, such as polyethylene. In 2001, we implemented a five-year plan to invest RMB 10,000 million to upgrade our ethylene production facilities at Daqing Petrochemical, Jilin Petrochemical, Liaoyang Petrochemical, Dushanzi Petrochemical and Lanzhou Petrochemical. As of December 31, 2006, we had completed the upgrades of all ethylene projects included in such five-year plan. In 2006, we also completed a new capacity-expansion project at Jilin Petrochemical. As of December 31, 2006, our annual ethylene production capacity was 2,630 thousand tons, an increase of 780 thousand tons from the year ended December 31, 2005. Our production volume of ethylene increased by 9.5% from 1,887.9 thousand tons in 2005 to 2,067.9 thousand tons in 2006. We expect to complete the further upgrading of the ethylene facilities at Liaoyang Petrochemical prior to the end of 2007 and the upgrading of the ethylene production facilities at Dushanzi Petrochemical by 2009. The petrochemical ethylene projects at Fushun Petrochemical and Sichuan Petrochemical have been approved by the National Development and Reform Commission and we are currently in the process of implementing these projects.
      In 2006, the monthly average capacity utilization rate at our ethylene production facilities was 95.1%. The cost of ethylene production is an important component of our overall chemical production costs. Reduction of energy consumption and raw material loss is a key factor in reducing ethylene production costs. We have implemented a series of measures to reduce energy consumption. The average energy consumption of our ethylene production facilities was 734.3, 751.5 and 748.4 kilograms of standard oil per ton in 2004, 2005 and 2006, respectively. This is significantly higher than the world average of 500 to 690 kilograms of standard oil per ton. We plan to continue to implement measures to reduce our energy consumption.
      In addition, high ethylene percentage loss has also contributed to the relatively high cost of our ethylene production. In order to reduce high ethylene percentage loss in our ethylene production, we have implemented a series of measures at our chemical plants in the past several years, such as improving our process management of key units for ethylene production, reducing unplanned temporary interruptions of our chemical facilities and enhancing pyrolysis material composition and production plans. As a result, the average ethylene percentage loss at our chemical plants decreased from 0.57% in 2003 to 0.54% in 2004. The average ethylene percentage loss rate went up to 0.61% in 2005, due to the significant losses resulting from the trial of an upgraded ethylene production facility. In 2006, our average ethylene percentage loss decreased to 0.55%. We believe that our measures will enable us to further reduce the cost of our ethylene production without incurring significant capital expenditures.
      We produce a number of synthetic resin products, including polyethylene, polypropylene and ABS. As of December 31, 2006, our production capacities for polyethylene, polypropylene and ABS were 2,212 thousand tons, 1,874 thousand tons and 220 thousand tons, respectively. In 2006, we produced 1,531 thousand tons and 1,291 thousand tons of polyethylene and polypropylene, respectively, which respectively increased by 12.9% and 13.0% as compared with 2005. In 2006, we produced 223.0 thousand tons of ABS that is consistent with our ABS production volume in 2005. Currently, China imports significant volumes of these products to meet the domestic demand due to an inadequate supply of high-quality domestically produced polyethylene and polypropylene. We intend to increase the production, and improve the quality, of these products. We have built new production facilities with new technology for the production of these products in Daqing Petrochemical, Daqing Refining and Chemical, Jilin Petrochemical, Lanzhou Petrochemical, Dalian Petrochemical and other branch companies to meet this target.
Sales and Marketing
      Our chemical products are distributed to a number of industries that manufacture components used in a wide range of applications, including automotive, construction, electronics, medical manufacturing, printing, electrical appliances, household products, insulation, packaging, paper, textile, paint, footwear, agriculture and furniture industries.

      The following table sets forth the sales volumes of our chemical products by principal product category for each of the three years ended December 31, 2004, 2005 and 2006.

	Year ended December 31,

Product	2004	2005	2006

	(in thousands of tons)
Derivative petrochemicals
Synthetic resin
Polyethylene	1,423.6	1,477.0	1,594.8
Polypropylene	793.3	972.3	1,069.6
ABS	231.8	232.0	233.4
Synthetic fiber
Terylene fiber	103.6	103.3	59.4
Polyacrylic fiber	115.8	95.5	91.2
Synthetic rubber
Butadiene styrene rubber	187.8	202.2	203.4
Intermediates
Alkylbenzene	110.9	112.3	127.9
Other chemicals
Urea	3,662.8	3,413.8	3,570.6
Ammonium nitrate	32.8	4.1	1.4

Natural Gas and Pipeline
      We are China’s largest natural gas transporter and seller in terms of sales volume, with revenues of RMB 38,917 million and total sales volume of 1,357.0 billion cubic feet in 2006, of which 1,200.5 billion cubic feet was sold by our natural gas and pipeline segment. In 2006, our natural gas and pipeline segment generated income from operations of RMB 8,986 million. We sell natural gas primarily to fertilizer and chemical companies, commercial users and municipal utilities owned by local governments.
      The following table sets forth the length of our natural gas pipelines as of December 31, 2004, 2005 and 2006 and the volume of natural gas sold by us in each of the three years ended December 31, 2004, 2005 and 2006.

	As of December 31 or year
	ended December 31,

	2004	2005	2006

Length of natural gas pipelines used by our natural gas segment (km)	17,868	19,212	19,662
Total length of natural gas pipelines (km)	18,995	20,340	20,590
Volume of natural gas sold by our natural gas segment (Bcf)	657.3	888.8	1,200.5
Total volume of natural gas sold(1)(Bcf)	781.4	1,052.2	1,357.0

(1)	Including both the natural gas sold to third parties and the natural gas sold within our company for the production of other products.
      In addition, we also conduct the operation of crude oil and refined product transmission and storage infrastructure in the natural gas and pipeline segment.
Our Principal Markets for Natural Gas
      In 2006, 34.7%, 17.7%, 16.1%, 5.0%, 2.7% and 23.8% of our natural gas sales were to the southwestern, northern, northwestern, northeastern, central, and eastern regions of the PRC, respectively.
      Currently, Sichuan Province and Chongqing Municipality in southwest China are two of our principal markets for natural gas. We sold 415.6 billion cubic feet of natural gas to Sichuan Province and Chongqing Municipality in 2006, as compared to 388.1 billion cubic feet in 2005, representing approximately 31.8% of our total natural gas sales in 2006. We supply natural gas to Sichuan Province and Chongqing Municipality from our exploration and production operations in the Sichuan oil region. Our natural gas pipelines in these areas are well developed, consisting of a natural gas transmission network with a total length of approximately 5,661 kilometers. As these areas lack adequate supply of alternative energy resources, such as coal, we believe that we can further expand our natural gas sales as energy demand increases in these areas.
      Beijing Municipality, Tianjin Municipality, Hebei Province and Shandong Province in northern China have high energy consumption levels. These areas are also important markets for our natural gas transmission and marketing business. We sold an aggregate of 217.5 billion cubic feet of natural gas to these areas in 2006, as compared to 167.5 billion cubic feet in 2005. Our natural gas sales to Beijing Municipality increased 23.0% from 110.2 billion cubic feet in 2005 to 135.6 billion cubic feet in 2006. We supply natural gas to Beijing Municipality, Tianjin Municipality and Hebei Province primarily from the Changqing oil region through the Shaanxi to Beijing natural gas pipeline, which is one of our natural gas trunk pipelines, and from the Huabei and Dagang oil regions. Currently, we have 2,921 kilometers of natural gas pipelines in these areas.
      Henan Province, Anhui Province, Shanghai Municipality, Jiangsu Province, Zhejiang Province, Hubei Province, Hunan Province, Shanxi Province, Gansu Province and Qinghai Province are also our natural gas markets. In 2001, we completed the construction of the Sebei to Xining to Lanzhou natural gas pipeline and in 2004, we completed the construction and commenced commercial operation of the mainlines of the West to East natural gas pipeline and the Zhong County to Wuhan City natural gas pipeline. These three pipelines link our Xinjiang, Changqing, Sichuan and Qinghai gas fields with our natural gas markets referred to above.
      Each year, we must supply natural gas to customers subject to the government-formulated guidance supply plan first as required by the PRC government. We enter into natural gas supply contracts with those customers on the basis of the amount of natural gas to be supplied according to the guidance supply plan for the following year’s supply.
      We have entered into long-term take-or-pay contracts with 23 municipalities and enterprises in Qinghai Province, Gangsu Province, Shanxi Province and Tianjin Municipality, 27 municipalities and enterprises in Hubei Province and Hunan Province, 16 municipalities in Shandong Province and 50 municipalities and enterprises in Henan Province, Anhui Province, Shanghai Municipality and other provinces located in the Yangtze River Delta. Under these take-or-pay contracts, we have agreed in principle to supply natural gas to these customers in the next 20 to 25 years at prices determined based on the ex-works prices published by the National Development and Reform Commission, formerly the State Development Planning Commission, supplemented by the pipeline transportation tariffs. See “— Regulatory Matters — Pricing — Natural Gas” for a discussion of natural gas pricing.
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
Natural Gas Transmission Infrastructure
      As of December 31, 2006, our natural gas and pipeline segment owned and operated approximately 19,662 kilometers of natural gas pipelines in China, which represented the vast majority of China’s onshore natural gas pipelines. Our existing natural gas pipelines form regional natural gas supply networks in northwestern, southwestern, northern and central China as well as the Yangtze River Delta. Our experience in the design, construction management and operation of our existing natural gas pipelines has enabled us to develop relatively advanced technologies and skills in China in long distance pipeline design, construction and automated operational communications. We believe that we will continue to benefit from those technologies and skills in the future expansion of our natural gas pipeline networks and their ancillary facilities.
Expansion of Our Natural Gas Transmission and Marketing Business
      In October 2004, we completed the construction of the main line of our West to East natural gas pipeline and commenced commercial operation in December 2004. Our West to East natural gas pipeline project is designed to link our natural gas fields in Xinjiang and Changqing with Henan Province, Anhui Province, Shanghai Municipality and other areas in the Yangtze River Delta. The total length of the main line for the West to East natural gas pipeline project is 3,786 kilometers. As of December 31, 2006, we had invested RMB 37,717 million in this project. We have completed the construction of two connecting pipelines for the West to East natural gas pipeline project, the Hebei to Nanjing pipeline and the Huaiyang to Wuhan pipeline. The Hebei to Nanjing pipeline starts at Qingshan, Jiangsu Province and ends at Anping, Hebei Province, with its mainline having a length of

886 kilometers. We completed the construction and commenced the commercial operation of the main line of this pipeline in January 2006. The Huaiyang to Wuhan pipeline starts at Huaiyang, Anhui Province and ends at Wuhan, Hubei Province with a total length of 455 kilometers. We completed the construction and commenced the commercial operation of this pipeline in December 2006. We are currently constructing another connecting pipeline for the West to East natural gas pipeline project, the Lanzhou to Yinchuan pipeline. The Lanzhou to Yinchuan pipeline starts at Lanzhou, Gansu Province and ends at Yinchuan, Ningxia Autonomous Region with a total length of 402 kilometers. We expect to complete the construction and commence commercial operation of this pipeline in June 2007. As of March 31, 2007, we entered into take-or-pay contracts with 50 subscribers and distributors to supply them with natural gas through the West to East natural gas pipeline. We believe that the successful completion of this natural gas pipeline and associated storage facilities will substantially enhance our ability to capitalize on anticipated growth in demand for natural gas in these regions. We are currently expanding the transmission capacity of the West to East natural gas pipeline by upgrading the existing 10 gas compression stations and building additional 12 gas compression stations to increase the capacity from 12 billion cubic meters to 17 billion cubic meters per year.
      The Zhong County to Wuhan City natural gas pipeline is designed to link the Sichuan gas region with Wuhan City, the other areas in Hubei province and Hunan Province, and has a designed annual throughput capacity of 105.9 billion cubic feet of natural gas. We commenced the construction of the pipeline in August 2003. In December 2004, we completed the construction and commenced commercial operation of the main line of the Zhong County to Wuhan City natural gas pipeline and its Xiangfan branch pipeline and Huangshi branch pipeline. We completed the construction and commenced commercial operation of the Xiangtan branch line in July 2005. As of March 31, 2007, we had entered into take-or-pay contracts with 27 customers in Hubei Province and Hunan Province including municipal governments and enterprises, to supply them with natural gas to be transmitted through the main line and branch lines of the Zhong County to Wuhan City pipeline.
      We completed constructing the second natural gas pipeline from Shaanxi to Beijing Municipality in July 2005. This second Shaanxi to Beijing natural gas pipeline has a total length of 935 kilometers and can be used to deliver natural gas from our Changqing oil and gas region to Shaanxi Province, Shanxi Province, Hebei Province and Beijing Municipality with a designed annual throughput capacity of 423.8 billion cubic feet of natural gas. In 2006, we transmitted 66.2 billion cubic feet of natural gas through the second Shaanxi to Beijing natural gas pipeline.
Crude Oil and Refined Product Transportation and Storage Infrastructure
      We have an extensive network for the transportation, storage and distribution of both crude oil and refined products, which covers many regions of China. Our goal is to exploit and optimize our existing infrastructure to further consolidate our presence as the leading integrated oil and gas company in China.
      In 2005, we completed the construction of a portion of the Sino-Kazakhstan oil pipeline that lies within the territory of the PRC. It starts at Ala Mountain Pass and ends at Dushanzi in Xinjiang Autonomous Region with a total length of 246 kilometers. Commercial operation of the Sino-Kazakhstan oil pipeline commenced in July 2006.
      As of December 31, 2006, our crude oil transportation and storage infrastructure consisted of:

•	9,620 kilometers of crude oil pipelines with an average daily throughput of approximately 2.50 million barrels; and

•	crude oil storage facilities with an aggregate storage capacity of approximately 17.2 million cubic meters.
      We deliver crude oil to customers through our pipeline and storage facility network, through crude oil storage facilities that we lease from third parties and by ships leased by customers. In

2006, approximately 86.7% of our crude oil production was delivered to refineries through our crude oil pipeline network. We believe that our crude oil pipeline network is sufficient for our current and anticipated transportation needs. During the past three years, we have not experienced any delays in delivering crude oil due to pipeline capacity constraints.
      Our transportation and storage infrastructure also includes:

•	2,413 kilometers of refined product pipelines with an average daily throughput of approximately 37,000 tons; and

•	refined product storage facilities with a total storage capacity of approximately 18.7 million cubic meters.
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
Exploration and Production Operations
      We are the largest onshore oil and gas company in China in terms of proved crude oil and natural gas reserves as well as crude oil and natural gas production and sales. However, we compete with Sinopec for the acquisition of desirable crude oil and natural gas prospects. We believe that our experience in crude oil and natural gas exploration and production and our advanced exploration and development technologies that are suitable for diverse geological conditions in China will enable us to maintain our dominant position in discovering and developing crude oil and natural gas reserves in China.
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
      These laws and regulations may also restrict air emissions and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, chemical plants, refineries, pipeline systems and other facilities that we own. In addition, our operations are subject to laws and regulations relating to the generation, handling, storage, transportation, disposal and treatment of solid waste materials.
      We anticipate that the environmental laws and regulations to which we are subject will become increasingly strict and are therefore likely to have an increasing impact on our operations. It is difficult, however, to predict accurately the effect of future developments in such laws and regulations on our future earnings and operations. Some risk of environmental costs and liabilities is inherent in certain of our operations and products, as it is with other companies engaged in similar businesses. We cannot assure you that material costs and liabilities will not be incurred. However, we do not currently expect any material adverse effect on our financial condition or results of operations as a result of compliance with such laws and regulations. We paid pollutant discharge fees of approximately RMB 182 million, RMB 199 million and RMB 211 million in 2004, 2005 and 2006, respectively.
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
      Our capital expenditures on environmental programs in 2004, 2005 and 2006 were approximately RMB 1,345 million, RMB 1,633 million and RMB 4,634 million, respectively.
      On December 23, 2003, a gas blow-out incident occurred at our Luojia No. 16H gas well located in Kaixian County, Chongqing Municipality. The gas blow-out caused the leakage of a large quantity of sulfurated hydrogen, resulting in injuries and death to many residents living in the surrounding areas. The PRC government investigated this gas blow-out and found CNPC, who had provided drilling services to us for the Luojia No. 16H gas well, liable. This incident has not had, and we do not believe it will have, a material adverse effect on our results of operations and financial condition. Because a number of our production facilities are located in populated areas, we have established a series of preventative measures to improve the safety of our employees and surrounding residents and minimize disruptions or other adverse effects on our business. These measures include:

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
      On November 13, 2005, an explosion occurred at one of our branch companies in Jilin Province. The Chinese government completed the investigation of this accident in December 2006. Based on the results of the investigation, our company paid a fine of RMB 1 million in settlement of all liabilities arised from the accident.
      We have implemented the following measures to prevent future occurrences of similar incidents:

•	conducting environmental risk monitoring; and

•	establishing preventive systems for emergency use at refinery and petrochemical enterprises.
Legal Proceedings
      We are not involved in any judicial and arbitral proceedings, the results of which, in the aggregate, would have a material adverse impact on our financial condition.

Properties
      Under a restructuring agreement we entered into with CNPC on the date of our establishment in 1999, CNPC undertook to us the following:

•	CNPC would use its best endeavors to obtain formal land use right licenses to replace the entitlement certificates in relation to the 28,649 parcels of land, which were leased or transferred to us from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

•	CNPC would complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively owned land on which 116 service stations owned by us are located; and

•	CNPC would obtain individual building ownership certificates in our name for all of the 57,482 buildings transferred to us by CNPC, before November 5, 2000.
      As of December 31, 2006, CNPC obtained formal land use right certificates for 27,494 of the 28,649 parcels of land and ownership certificates for some buildings. The governmental procedures for the above-mentioned service stations located on collectively owned land have not been completed to date. Our directors believe that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. Our directors believe that this will not have any material adverse effect on our results of operations and financial condition.
      We own substantially all of the equipment and production facilities relating to all our business activities. We hold exploration and production licenses covering all of our interests in developed and undeveloped acreage and oil and natural gas wells. See “ — Exploration and Production — Properties”.
Regulatory Matters
Overview
      China’s oil and gas industry is subject to extensive regulation by the PRC government with respect to a number of aspects of exploration, production, transmission and marketing of crude oil and natural gas as well as production, transportation and marketing of refined products and chemical products. The following central government authorities exercise control over various aspects of China’s oil and gas industry:

•	The Ministry of Land and Resources has the authority for granting, examining and approving oil and gas exploration and production licenses, the administration of registration and transfer of exploration and production licenses.

•	The Ministry of Commerce:

—	sets the import and export volume quotas for crude oil and refined products according to the overall supply and demand for crude oil and refined products in China as well as the WTO requirements for China;

—	issues import and export licenses for crude oil and refined products to oil and gas companies that have obtained import and export quotas; and

—	examines and approves production sharing contracts and Sino-foreign equity and cooperative joint venture contracts.

•	The National Development and Reform Commission:

—	has the industry administration and policy coordination authority over China’s oil and gas industry;

—	determines mandatory minimum volumes and applicable prices of natural gas to be supplied to certain fertilizer producers;

—	publishes guidance prices for natural gas and retail median guidance prices for certain refined products, including gasoline and diesel;

—	approves significant petroleum, natural gas, oil refinery and chemical projects set forth under the Catalogues of Investment Projects Approved by the Central Government; and

—	approves Sino-foreign equity and cooperative projects exceeding certain capital amounts.
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
      Applicants for exploration licenses must first register with the Ministry of Land and Resources blocks in which they intend to engage in exploration activities. The holder of an exploration license is obligated to make a progressively increasing annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. Investments range from RMB 2,000 per square kilometer for the initial year to RMB 5,000 per square kilometer for the second year, and to RMB 10,000 per square kilometer for the third and subsequent years. Additionally, the holder has to pay an annual exploration license fee that starts at RMB 100 per square kilometer for each of the first three years and increases by an additional RMB 100 per square kilometer per year for subsequent years up to a maximum of RMB 500 per square kilometer. The maximum term of an exploration license is seven years, subject to twice renewal upon expiration of the original term, with each renewal being for a two-year term. At the exploration stage, an applicant can also apply for a progressive exploration and production license that allows the holder to test and develop reserves not yet fully proven. Upon the detection and confirmation of the quantity of reserves in a certain block, the holder must apply for a production license based on economic evaluation, market conditions and development planning in order to shift into the production phase in a timely fashion. In addition, the holder needs to obtain the right to use that block of land. Generally, the holder of a full production license must obtain a land use rights certificate for industrial land use covering that block of land.
      The Ministry of Land and Resources issues production licenses to applicants on the basis of the reserve reports approved by the relevant authorities. Production license holders are required to pay an annual production right usage fee of RMB 1,000 per square kilometer. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. In accordance with a special approval from the State Council, the Ministry of Land and Resources has issued production licenses with terms coextensive with the projected productive life of those reservoirs. Each of our production licenses is renewable upon our application 40 days prior to expiration. If oil and gas prices increase, the productive life of our crude oil and natural gas reservoirs may be extended beyond the current terms of the relevant production licenses.
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

Refined Products
      Since October 2001, PetroChina has set its retail prices within an 8% floating range of the published retail median guidance prices of gasoline and diesel published by the National Development and Reform Commission (but after March 26, 2006, the price of diesel for fishing vessels has been set in line with the retail base price published in the current year, with no upward adjustment for the time being). These retail median guidance prices of gasoline and diesel vary in each provincial level distribution region. From October 2001 to early 2006, the National Development and Reform Commission published the retail median guidance prices of gasoline and diesel from time to time based on the weighted average FOB Singapore, Rotterdam and New York trading prices for diesel and gasoline plus transportation costs and taxes. Generally, adjustments were made only if the weighted average prices fluctuate beyond 8% of the previously published retail median guidance price. In 2006, the PRC government, under its macro economic controls, introduced a new mechanism for determining the prices of refined products.
      PetroChina sets the wholesale prices for its gasoline and diesel on the basis of its retail prices and a discount to its retail prices of at least 4.5% as required by the National Development and Reform Commission.
      In addition, the National Development and Reform Commission sets the ex-works median prices for gasoline and diesel sold for military use and national reserve. For other institutional customers including airlines and railway operators, PetroChina may charge on the basis of the ex-works median prices adjustment within an upward or downward adjustment up to 8%.

Chemical Products
      PetroChina determines the prices of all of its chemical products.

Natural Gas
      The price of natural gas has two components: ex-works price and pipeline transportation tariff.
      Prior to December 26, 2005, ex-works prices varied depending on whether or not the natural gas sold was within the government-formulated natural gas supply plan. For natural gas sold within the government-formulated supply plan, the National Development and Reform Commission fixed ex-works prices according to the nature of the customers. Most of these customers were fertilizer producers. For natural gas sold to customers not subject to the government-formulated supply plan, the National Development and Reform Commission published median guidance ex-works prices, and allowed natural gas producers to adjust prices upward or downward by up to 10%.

      On December 26, 2005, the National Development and Reform Commission reformed the mechanism for setting the ex-works prices of domestic natural gas by changing the ex-works prices to governmental guidance prices, and categorizing domestic natural gas into two categories. On the basis of the ex-works price set by the government, subject to the negations between the seller and the buyer, the actual ex-works price of the first category may float upward or downward up to 10%; while the actual ex-works price of the second category may float upward up to 10% and downward to any level. The price of the first category will be adjusted to the same level as the second category within three to five year. The National Development and Reform Commission does not allow PetroChina and Sinopec to charge different prices towards internal and external enterprises.
      PetroChina negotiates the actual ex-works price with natural gas users within the benchmark price set by the government and the adjustment range.
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
Production and Marketing

Crude Oil
      Each year, the National Development and Reform Commission publishes the projected target for the production and sale of crude oil by PetroChina, Sinopec and CNOOC, based on the domestic consumption estimates submitted by domestic producers, including PetroChina, Sinopec and CNOOC, the production of these companies as well as the forecast of international crude oil prices. The actual production levels are determined by the producers themselves and may vary from the submitted estimates. Since January 1, 2007, qualified domestic producers are permitted to engage in the sale and storage of crude oil. Foreign companies are also allowed to establish and invest in enterprises to conduct crude oil-related business.

Refined Products
      Previously, only PetroChina, Sinopec and joint ventures established by the two companies had the right to conduct gasoline and diesel wholesale business. Other companies, including foreign invested companies, were not allowed to engage in wholesale of gasoline and diesel in China’s domestic market. In general, only domestic companies, including Sino-foreign joint venture companies, were permitted to engage in retail of gasoline and diesel. Since December 11, 2004, wholly-owned foreign enterprises are permitted to conduct crude oil retail business. Since January 1, 2007 when the Measures on the Administration of the Refined Products Market became effective, all entities meeting certain requirements are allowed to submit applications to the Ministry of Commerce to conduct gasoline and diesel wholesale, retail and storage businesses.

Natural Gas
      The National Development and Reform Commission publishes in each year the production targets for natural gas producers based on the annual production target prepared on the basis of consumption estimates submitted by all natural gas producers such as PetroChina. The National Development and Reform Commission also formulates the annual natural gas guidance supply plan, which requires natural gas producers to distribute a specified amount of natural gas to specified fertilizer producers, municipal governments and enterprises. The actual production levels of natural gas, except the amount supplied to the fertilizer producers, are determined by the natural gas producers.

Foreign Investments

Cooperation in Exploration and Production with Foreign Companies
      Currently, only CNPC and Sinopec have the right to cooperate with foreign companies in onshore crude oil and natural gas exploration and production in China. CNOOC has the right to cooperate with foreign companies in offshore crude oil and natural gas exploration and production in China.
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
Import and Export
      Since January 1, 2004, the import of crude oil and refined products by state-owned trading companies has been exempted from import quota and licensing control. Non-state-owned trading companies which are qualified to import crude oil and refine products are subject to quotas. Both state-owned trading companies and non-state-owned trading companies are permitted to export crude oil and refined oil products subject to quotas. The Ministry of Commerce has granted PetroChina the right to conduct crude oil and refined product import and export business.
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
Taxation, Fees and Royalty
      PetroChina is subject to a variety of taxation, fees and royalty. The table below sets forth the various taxation, fees and royalty payable by PetroChina or by Sino-foreign oil and gas exploration and development cooperative projects. Since January 1, 2000, PetroChina and its wholly-owned subsidiary, Daqing Oilfield Company Limited, and branch companies have been taxed on a consolidated basis as approved by the Ministry of Finance and the State Taxation Bureau.

Tax item	Tax base	Tax Rate

Enterprise income tax	Taxable income	Currently at a rate of 33%. However, our qualified branch companies in the west regions of the PRC are entitled to a rate of 15%. Tax concession or exemption enjoyed by any subsidiary or branch company continues to apply. Effective from January 1, 2008, PRC enterprises will be subject to new income tax rates. Its impact on our operating results and financial positions of future periods remains uncertain until more detailed regulations and measures are announced.

Value-added tax	Revenue	13% for liquified natural gas, natural gas, liquified petroleum gas, agricultural film and fertilizers and 17% for other items. PetroChina charges value-added tax from its customers at the time of settlement on top of the selling prices of its products on behalf of the taxation authority. The value-added tax paid by PetroChina for purchasing materials to be consumed during the production process and for charges paid for drilling and other engineering services and labor is deducted from output value-added tax payable by PetroChina. Since March 14, 2006, the rebate of the value-added tax paid in connection with export of gasoline has been suspended.

	Sales volume	5% for the Sino-foreign oil and gas exploration and development cooperative projects. However input value-added tax cannot be deducted.

Tax item	Tax base	Tax Rate

Business tax	Revenue from transportation services	3%

Consumption tax	Aggregate volume sold or self-consumed	RMB 277.6 per ton for gasoline; since January 1, 1999, RMB 388.64 per ton for leaded gasoline.

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

Compensatory fee for mineral resources	Revenue	1% for crude oil and natural gas

Crude oil special gain levy	Sales amount above certain threshold	Effective March 26, 2006, levied on the domestic crude oil sold at or above US$40/barrel, with a five-level progressive tax rates, varying from 20% to 40%

Tax item	Tax base	Tax Rate

Exploration license fee	Area	RMB 100 to 500 per square kilometer per year

Production license fee	Area	RMB 1,000 per square kilometer per year

Royalty fee(1)	Production volume	Progressive rate of 0–12.5% for crude oil and 0–3% for natural gas

(1)	Payable only by Sino-foreign oil and gas exploration and development cooperative projects. The project entity of those cooperative projects is not subject to any other resource tax or fee.
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

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS
General
      You should read the following discussion together with our consolidated financial statements and their notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS, which differ in many respects from US GAAP. Note 37 to our consolidated financial statements included elsewhere in this annual report and the section headed “— Other Information — US GAAP Reconciliation” summarize the significant differences between IFRS and US GAAP as they relate to us.
Overview
      We are engaged in a broad range of petroleum and natural gas related activities, including:

•	the exploration, development, production and sale of crude oil and natural gas;

•	the refining, transportation, storage and marketing of crude oil and petroleum products;

•	the production and marketing of basic petrochemical products, derivative chemical products and other chemical products; and

•	the transmission and storage of crude oil, refined oil products and natural gas as well as the sale of natural gas.
      We are China’s largest producer of crude oil and natural gas and are one of the largest companies in China in terms of sales. In the year ended December 31, 2006, we produced approximately 830.7 million barrels of crude oil and approximately 1,371.9 billion cubic feet of natural gas for sale. Our refineries also processed approximately 785 million barrels of crude oil in the year ended December 31, 2006. In the year ended December 31, 2006, we had total revenue of RMB 688,978 million and net income of RMB 142,224 million.
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
      Since September 1, 1999, the discounts and premiums applied to our crude oil sales have been determined in accordance with a crude oil premium or discount calculation agreement and its supplemental agreement we entered into with Sinopec. These agreements establish premiums or discounts which effect adjustments to the benchmark prices. These agreements do not obligate either party to purchase or sell any crude oil and is thus subject to renegotiation. Under these agreements, the National Development and Reform Commission, formerly the State Development Planning Commission, will mediate if we cannot agree with Sinopec on the premium or discount applicable to a particular crude oil purchase. The table below sets forth the median prices for our principal grades of crude oil in 2004, 2005 and 2006 and the negotiated premiums or discounts applicable to those grades of crude oil since 2004.

		Median prices for principal grades of			Premium/(discount)
		crude oil (RMB/barrel)			(RMB/barrel)

		Year 2004	Year 2005	Year 2006
Grade of crude oil	Benchmark	average	average	average	2004	2005	2006

Daqing	Minas	300.7	430	513	0	(4.4)	(3.8)

Jidong	Minas	300.7	430	513	0	(4.4)	(3.8)

Huabei	Minas	300.7	430	513	1.3	(3.0)	(2.4)

Dagang	Cinta	290.5	412	494	1.4	(1.8)	(2.5)

Tarim	Minas	300.7	430	513	(34.6)	(34.9)	(34.6)

Tuha	Tapis	329.2	457	554	(25.5)		(29.0)

      In 2006, the median prices for our principal grades of crude oil and crude oil produced in our Daqing oil region were RMB 501 per barrel and RMB 513 per barrel, respectively.
      Increases or decreases in the price of crude oil in China have a significant effect on the revenue from our exploration and production segment. As a result of the increases in the prices and sales volume of crude oil and natural gas, the revenue from our exploration and production segment increased 24.9% from RMB 337,208 million in the year ended December 31, 2005 to RMB 421,340 million in the year ended December 31, 2006. In the year ended December 31, 2006, our average realized selling price for crude oil was RMB 477 per barrel, increased by 20% from RMB 396 per barrel in the year ended December 31, 2005. See “Item 4  — Information on the Company — Regulatory Matters — Pricing” for a more detailed discussion of current PRC crude oil pricing regulations.

Refined Product Prices
      Prior to October 2001, the State Development Planning Commission published from time to time retail median gasoline and diesel guidance prices for major cities and provinces. Once published, the retail median prices remained unchanged until either we or Sinopec requested an adjustment and demonstrated that the cumulative change of the FOB Singapore gasoline or diesel trading price from the then applicable retail median guidance price exceeded 5%. From October 2001 to early 2006, the State Development Planning Commission or the National Development and Reform Commission has adjusted such retail median prices from time to time to reflect the FOB Singapore, Rotterdam and New York trading prices for gasoline and diesel, supplemented by transportation costs and taxes. In 2006, the PRC government, under its macro economic controls, introduced a new mechanism for determining the prices of refined products. See “Item 4 — Information on the Company — Regulatory Matters — Pricing” for a more detailed discussion of current PRC refined products pricing regulations.
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

      The following table sets forth the retail median prices for 90(#) gasoline and 0(#) diesel published by the State Development Planning Commission or the National Development and Reform Commission from January 2006 to March 2007 when such adjustments were made.

	90(#)	0(#)
Date	Gasoline	Diesel

	(RMB/ton)	(RMB/ton)
March 26, 2006	5,172	4,510
May 24, 2006	5,672	5,010
January 14, 2007	5,452	—

Chemical Product Prices
      We determine and set the prices of all chemical products produced by our chemicals business segment.

Natural Gas Prices
      The price of our natural gas price is comprised of the ex-works price and pipeline transportation tariff.
      Prior to December 26, 2005, ex-works prices varied depending on whether the natural gas sold was within the government-formulated natural gas supply plan. For natural gas sold within the government-formulated supply plan, the National Development and Reform Commission fixed ex-works prices according to the nature of the customers. Most of these customers were fertilizer producers. For natural gas sold to customers not subject to the government-formulated supply plan, the National Development and Reform Commission published median guidance ex-works prices, and allowed natural gas producers to adjust the prices upward or downward by up to 10%.
      On December 26, 2005, the National Development and Reform Commission reformed the mechanism for setting the ex-works prices of domestic natural gas by changing the ex-works prices to governmental guidance prices, and categorizing the domestic natural gas into two tiers. On the basis of the ex-works price set by the government, subject to the negotiations between the seller and the buyer, the actual ex-works price of the first tier may float upward or downward of up to 10%; while the actual ex-works price of the second tier may float upward of up to 10% and downward to any level. The price of the first tier will be adjusted to the same level as the second tier within three to five years.
      PetroChina negotiates the actual ex-works price with natural gas users on the basis of the benchmark price set by the government and the adjustment range.
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

Accounting of Oil and Gas Exploration and Production Activities
      We use successful efforts method of accounting, with specialized accounting rules that are unique to the oil and gas industry, for oil and gas exploration and production activities. Under this method, geological and geophysical costs incurred are expensed prior to the discovery of proved reserves. However, all costs for developmental wells, support equipment and facilities, and mineral interests in oil and gas properties are capitalized. Costs of exploratory wells are capitalized as construction in progress pending determination of whether the wells find proved reserves. The costs of exploratory wells will be further capitalized pending determination of whether the wells find sufficient economically exploitable reserves. For exploratory wells located in regions that do not require substantial capital expenditures before the commencement of production, the evaluation of the economic benefits of the reserves in such wells will be completed within one year following the completion of the exploration drilling. Where such evaluation indicates that no economic benefits can be obtained, the relevant costs of exploratory wells will be converted to dry hole exploration expenses. The relevant costs will be capitalized if the evaluation indicates that economic benefits can be obtained. For wells that found economically viable reserves in areas where a major capital expenditure would be required before production can begin, the related well costs remain capitalized only if additional drilling is under way or firmly planned. Otherwise the well costs are expensed as dry holes. We have no costs of unproved properties capitalized in oil and gas properties.

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
      Before estimated oil and gas reserves are designated as “proved”, certain engineering criteria must be met in accordance with industry standards and the regulations of the United States Securities and Exchange Commission. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Therefore, these estimates do not include probable or possible reserves. Our proved reserve estimates are updated annually by independent, qualified and experienced oil and gas reserve engineering firms in the United States. Our oil and gas reserve engineering department has policies and procedures in place to ensure that these estimates are consistent with these authoritative guidelines. Among other factors as required by authoritative guidelines, this estimation takes into account recent information about each field, including production and seismic information, estimated recoverable reserves of each well, and oil and gas prices and operating costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Therefore, as prices and cost levels change from year to year, the estimate of proved reserves also changes. We have no costs of unproved properties capitalized in oil and gas properties.
      Despite the inherent imprecision in these engineering estimates, estimated proved oil and gas reserve quantity has a direct impact on certain amounts reported in the financials statements. In addition to the capitalization of costs related to oil and gas properties on the balance sheet discussed earlier, estimated proved reserves also impact the calculation of depreciation, depletion and amortization expenses of oil and gas properties. The cost of oil and gas properties is amortized at the field level on the unit of production method. Unit of production rates are based on the total oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of our production licenses. Our reserve estimates include only crude oil and natural gas which management believes can be reasonably produced within the current terms of the production licenses that are granted by the Ministry of Land and Resources, ranging from 30 years to 55 years from the effective date of issuance in March 2000, renewable upon application 30 days prior to expiration. Consequently, the impact of changes in estimated proved reserves is reflected prospectively by amortizing the remaining book value of the oil and gas property assets over the expected future production. If proved reserve estimates are revised downward, earnings could be affected by higher depreciation expense or an immediate write-down of the property’s book value had the downward revisions been significant See “— Property, Plant and Equipment” below. Given our large number of producing properties in our portfolio, and the estimated proved reserves, it is unlikely that any changes in reserve estimates will have a significant effect on prospective charges for depreciation, depletion and amortization expenses.
      In addition, due to the importance of these estimates to better understanding the perceived value and future cash flows of a company’s oil and gas operations, we have also provided supplemental disclosures of “proved” oil and gas reserve estimates prepared in accordance with authoritative guidelines elsewhere in this annual report.

Property, Plant and Equipment
      We record property, plant and equipment, including oil and gas properties, initially at cost less accumulated depreciation, depletion and amortization. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at revalued amount, being the estimated fair value at the date of the revaluation less accumulated depreciation and impairment losses. Revaluations are performed by independent qualified valuers on a periodic basis to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Revaluation surpluses realized through the depreciation or disposal of revalued assets are retained in the revaluation reserve and will not be available to offset against possible future revaluation losses. As disclosed in Note 18 to our consolidated financial statements included elsewhere in this annual report, our property, plant and equipment, excluding oil and gas reserves, were revalued as of June 30, 1999. Subsequently, our refining and chemical production equipment and oil and gas properties were revalued as of September 30, 2003 and our oil and gas properties as of March 31, 2006.

      Depreciation, depletion and amortization to write off the cost or valuation of each asset, other than oil and gas properties, to its residual value is calculated using the straight-line method over the estimated useful life of such asset as follows:

Buildings	20-40 years
Plant and machinery	10-25 years
Motor vehicles	7-15 years
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

Provision for Asset Decommissioning
      Provision for future decommissioning and restoration is recognized in full upon the actual decommissioning and restoring of oil and gas properties. The amount recognized is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the capital costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than the one due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

Impairment of Accounts Receivable
      Accounts receivables are recognized initially at fair value and subsequently measured at amortized costs, using the effective interest method, less provisions made for the impaired receivables. Accounts where there are indications that a receivable may be impaired or not collectible, a provision would be recorded based on best estimates to reduce the receivable balance to the amount that is expected to be collected. Factors considered in making a provision include the historical payment and collection experience, debtors’ credit worthiness and appropriate discount rates. The recording of provisions requires the application of judgments about the ultimate resolution of these accounts receivable. As a result, provisions are reviewed at each balance sheet date and adjusted to reflect our current best estimates.

Deferred Tax Assets
      We are required to exercise considerable judgment in making provisions for deferred tax under the liability method. Under this method, deferred tax is provided for temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Specifically, we must make estimates of projected capital expenditures to be incurred and the resulting incremental timing difference that such capital expenditures would generate for the determination of the amount of temporary difference that will be recovered. We use currently enacted tax rates to determine deferred tax. If these rates change, we would have to adjust our deferred tax in the period in which these changes happen through the income statement.
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

Revenue Recognition
      Sales are recognized upon delivery of products and customer acceptance or performance of services, net of sales taxes and discounts. Revenues are recognized only when we have transferred to the buyer the significant risks and rewards of ownership of the goods in the ordinary course of business, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably and the collectibility of the related receivables is reasonably assured.
      We sell part of the natural gas produced by us under take-or-pay contracts entered into with our customers. Customers who entered into such a take-or-pay contract are required to take or pay for the minimum amount of natural gas specified in the contract. Revenues from the sale and transportation of natural gas under take-or-pay contracts are recognized under the above accounting policies. Any advance payment for natural gas that has not been consumed will be recorded as deferred revenue until the natural gas has been actually consumed.
      We entered into a Crude Oil Mutual Supply Framework Agreement with Sinopec, which can be characterized as a buy/sell contract, and recognized the revenue derived from this agreement in our consolidated statements of income. Since the transactions under the agreement are separately invoiced and settled and cannot be offset with each other, they were not treated as non-monetary transactions as defined in APB Opinion No. 29 “Accounting for Non-monetary transactions”. In February 2005, the U.S. Securities and Exchange Commission issued a letter to the oil and gas industry requesting additional disclosures regarding buy/sell contracts. Accordingly, we have reviewed such transactions and estimated that, if we are required to report the net amount of such buy/sell contracts, our reported amount in the line items of “Sales and other operating revenues” and “Purchase, services and other” for the year ended December 31, 2004, 2005 and 2006 would be reduced by RMB 2,217 million, RMB 1,384 million and RMB 2,119 million, respectively. No change will occur to our net income as a result of this.

      For detailed discussions of significant differences between IFRS and US GAAP, see Note 37 to our consolidated financial statements included elsewhere in this annual report and the section headed “— Other Information — US GAAP Reconciliation” below.
Acquisitions
      In June 2005, we entered into a capital contribution agreement with CNODC, Central Asia Petroleum Co., Ltd. and CNPC E&D, whereby, in December 2005 we acquired a 50% interest in CNPC E&D, a subsidiary of CNODC, for a consideration of RMB 20,741 million which was paid to CNPC E&D as our capital contribution. Upon consummation of the transaction, we obtained a 50% interest in certain overseas oil and gas assets transferred by CNODC to CNPC E&D. We also entered into a transfer agreement, pursuant to which, in December 2005, we transferred all of our interest in PTRI to CNPC E&D for a consideration of RMB 579 million. See “Item 4 — Information on the Company — Introduction — History and Development of the Company — Overview of Our Operations.”
      Upon completion of the acquisition and transfer, we obtained control over CNPC E&D by having the right to appoint four of the seven directors. Our investment in CNPC E&D and the transfer of PTRI to CNPC E&D will be accounted for in a manner similar to a uniting of interests since these transactions are among entities under common control by CNPC. Our consolidated financial statements will be restated as if operations of PetroChina and CNPC E&D had always been combined.
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
      Pursuant to our board resolutions dated October 26, 2005, we made an offer to the holders of the A Shares of Jinzhou Petrochemical to acquire 150 million outstanding Jinzhou Petrochemical A Shares at the purchase price of RMB 4.25 per share. As of December 31, 2006, we acquired 141,497,463 Jinzhou Petrochemical A Shares, representing 17.97% of the total share capital of Jinzhou Petrochemical, for a total cash consideration of approximately RMB 602 million. After the acquisition, we own 98.92% of the total share capital of Jinzhou Petrochemical. Jinzhou Petrochemical was delisted from the Shenzhen Stock Exchange on January 4, 2006 upon approval from the China Securities Regulatory Commission.
      Pursuant to our board resolutions dated October 26, 2005, we made separate offers to the holders of the A Shares of Jilin Chemical and the holders of the H Shares of Jilin Chemical to acquire 200 million outstanding A Shares at the purchase price of RMB 5.25 per share, and 964.778 million outstanding H Shares (including ADSs) at the purchase price of HK$2.80 per Share.

As of December 31, 2006, we paid an aggregate of RMB 3,799 million and acquired 189,357,726 A Shares and 961,495,999 H Shares (including ADSs) of Jilin Chemical, representing 32.32% of the total issued and outstanding shares of Jilin Chemical. Following the completion of this acquisition, we owned 99.61% of the total share capital of Jilin Chemical. Jilin Chemical H Shares, A Shares and ADSs were delisted from the Hong Kong Stock Exchange, Shenzhen Stock Exchange and the New York Stock Exchange on January 23, February 20 and February 15, 2006, respectively.
      Pursuant to our board resolutions dated October 26, 2005, we made an offer to the holders of A Shares of Liaohe Jinma to acquire 200 million issued and outstanding Liaohe Jinma A Shares at the purchase price of RMB 8.80 per share. As of December 31, 2006, we acquired 194,360,943 Liaohe Jinma A Shares, representing 17.67% of the total share capital of Liaohe Jinma for a total consideration of approximately RMB 1,713 million. Following the completion of this acquisition, we own 99.49% of the total share capital of Liaohe Jinma. Upon the approval by China Securities Regulatory Commission, Liaohe Jinma was delisted from the Shenzhen Stock Exchange on January 4, 2006.
      On December 6, 2005, we entered into two separate purchase agreements with two wholly-owned subsidiaries of CNPC, Liaohe Petroleum Exploration Bureau and China Petroleum Pipeline Bureau, to acquire from the two companies a 15.56% equity interest and a 20.17% equity interest, respectively, in the Fuel Oil Company, a 55.43% subsidiary of our company, with a total cash consideration of RMB 559 million. The Fuel Oil Company principally engages in investing in and developing of fuel oil in the upstream and downstream areas outside the PRC. Upon completion of the above acquisitions, we increased our interest in the Fuel Oil Company to 91.16%.
      In August 2006, CNPC E&D entered into an acquisition agreement to acquire a 67% equity interest in PetroKazakhstan Inc., or PKZ, from CNPC for a consideration of US$2,735 million. This acquisition, completed in December 2006, has been accounted for in a manner similar to a pooling of interests. This acquisition increased the level of our oil and gas assets and streamlined our existing exploration and development operations in Kazakhstan.
      In 2006, we acquired a 100% interest in an exploration block in Chad through CNPC E&D. This Chad Block covers an area of 220,000 square kilometers and a trap resource of more than 1,000 million barrels of crude oil and is currently one of our most important overseas exploration blocks.
Operating Results
      The following discussion is based on our historical results of operations. As a result of the factors discussed above, such results of operations may not be indicative of our future operating performance.

      Our income statement for each of the three years ended December 31, 2004, 2005 and 2006 is summarized in the table below.

	Year ended December 31,

	2004	2005	2006

	in million RMB	in million RMB	in million RMB
Total revenues	397,354	552,229	688,978

Operating expenses	(246,216)	(360,058)	(491,002)

Income from operations	151,138	192,171	192,976

Exchange gain (loss), net	8	88	74
Interest expense, net	(1,523)	(838)	(1,154)
Income from equity affiliates and jointly controlled entities	1,621	2,401	2,277

Income before income taxes	151,244	193,822	199,173
Income taxes	(43,598)	(54,180)	(49,776)
(Income) loss attributable to minority interest	(3,803)	(6,280)	(7,173)

Net income	103,843	133,362	142,224

      The table below sets forth our revenues by business segment for each of the three years ended December 31, 2004, 2005 and 2006 as well as the percentage changes in revenues for the periods shown.

			2005		2006
			vs.		vs.
	2004	2005	2004	2006	2005

	(RMB in millions, except percentages)
Sales and other operating revenues
Exploration and production	233,948	337,208	44.1%	421,340	24.9%
Refining and marketing	296,427	428,494	44.6%	543,299	26.8%
Chemicals and marketing	57,179	73,978	29.4%	82,791	11.9%
Natural gas and pipeline	18,255	26,214	43.6%	38,917	48.5%
Other	0	0	—	1,080	—
Total	605,809	865,894	42.9%	1,087,427	25.6%

Less intersegment sales	(208,455)	(313,665)	50.5%	(398,449)	27.0%

Consolidated net sales from operations	397,354	552,229	39.0%	688,978	24.8%

      The table below sets forth our operating profits by business segment for each of the three years ended December 31, 2004, 2005 and 2006, as well as the percentage changes in operating income for the periods shown. Other income from operations shown below consists of research and development, business services and infrastructure support to our operating business segments.

			2005		2006
			vs.		vs.
	2004	2005	2004	2006	2005

	(RMB in millions, except percentages)
Income (loss) from operations
Exploration and production	130,213	208,080	59.8%	219,860	5.7%
Refining and marketing	11,891	(19,810)	—	(29,164)	—
Chemicals and marketing	7,655	3,276	(57.2)%	5,058	54.4%
Natural gas and pipeline	2,535	3,183	25.6%	8,986	182.3%
Other	(1,156)	(2,558)	121.3%	(6,764)	—

Total	151,138	192,171	27.1%	197,976	3.0%

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Consolidated Results of Operation

Overview
      For the year ended December 31, 2006, our total revenue was RMB 688,978 million, representing an increase of 24.8% from the total revenue of RMB 552,229 for the year ended December 31, 2005. Our net income for the year ended December 31, 2006 was RMB 142,224 million, representing an increase of 6.6% from RMB 133,362 for the year ended December 31, 2005. Our basic and diluted earnings per share attributable to our shareholders for the year ended December 31, 2006 was RMB 0.79, representing an increase of 5.3% from RMB 0.75 for the year ended December 31, 2005.
      Total Revenue. Total revenue increased 24.8% from RMB 552,229 million for the year ended December 31, 2005 to RMB 688,978 million for the year ended December 31, 2006. This was primarily due to the increases in the selling prices and sales volume of our principal products, including crude oil, natural gas and certain refined products. The average realized selling price for crude oil increased from US$48.37 per barrel for the year ended December 31, 2005 to US$59.81 per barrel for the year ended December 31, 2006.
      Operating Expenses. Operating expenses increased 36.4% from RMB 360,058 million for the year ended December 31, 2005 to RMB 491,002 million for the year ended December 31, 2006. This was primarily due to (i) a 35.3% increase in purchases, services and other expenses, (ii) a 32.0% increase in employee compensation costs, (iii) a 19.7% increase in depreciation, depletion and amortization, (iv) a 18.3% increase in selling, general and administrative expenses and (v) a 20.9% increase in exploration expenses.
      Purchases, Services and Other Expenses. Purchases, services and other expenses increased 35.3% from RMB 200,321 million for the year ended December 31, 2005 to RMB 271,123 million for the year ended December 31, 2006. This was primarily due to (i) an increase in the purchase cost of crude oil and other feedstock as a result of the increases in the purchase price and purchase volume of crude oil and other feedstock from external suppliers, as we purchased an aggregate of 22.22 million tons of crude oil and other feedstock at an average price of RMB 3,832 per ton in 2006, as compared to 18.98 million tons of crude oil and other feedstock at an average price of RMB 3,194 per ton in 2005; (ii) an increase in the purchase cost of refined products as a result of the increases in the purchase price and purchase volume of refined products from external suppliers, as we purchased 16.93 million tons of refined products at an average price of RMB 3,308 per ton in

2006 as compared to 13.11 million tons of refined oil products at an average price of RMB 2,883 in 2005; and (iii) an increase in the lifting costs of oil and gas operations and the processing costs of our refineries as a result of the increases in prices of raw materials, fuel, electricity and other production materials as well as our expanded production scale. In addition, the increase in the purchase expenses also resulted from an increase in the refined product supply operation in 2006.
      Employee Compensation Costs. Employee compensation costs increased 32.0% from RMB 29,675 million for the year ended December 31, 2005 to RMB 39,161 million for the year ended December 31, 2006. This was primarily due to an increase of RMB 7,278 million in the employees’ salaries and benefits as a result of the improvement of our operating results and the expansion of our production scale and retail distribution network.
      Depreciation, Depletion and Amortization. Depreciation, depletion and amortization increased 19.7% from RMB 51,305 million for the year ended December 31, 2005 to RMB 61,388 million for the year ended December 31, 2006. This was primarily due to an increase of RMB 8,220 million in the provision for depreciation, depletion and amortization that resulted from increases in the average balance of fixed assets and the average balance of oil and gas assets during 2006.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 18.3% from RMB 36,538 million for the year ended December 31, 2005 to RMB 43,235 million for the year ended December 31, 2006. This was primarily due to (i) an increase of RMB 3,050 million in transportation expenses that resulted from increases in railway freights and marine fuel prices and an increase in the sales volume of refined and petrochemical products, and (ii) an increase of RMB 1,065 million in research and development expenses as a result of intensified research and development efforts.
      Exploration Expenses. Exploration expenses increased 20.9% from RMB 15,566 million for the year ended December 31, 2005 to RMB 18,822 million for the year ended December 31, 2006. This increase was due primarily to increased expenditures in exploration activities, for the purpose of increasing our crude oil and gas reserves, and an increase in the expensing of exploratory well costs.
      Taxes other than Income Taxes. Taxes other than income taxes increased 139.9% from RMB 23,616 million for the year ended December 31, 2005 to RMB 56,666 million for the year ended December 31, 2006. The increase was primarily due to (i) a recorded levy of RMB 28,914 million to the PRC government as the PRC government commenced to impose a special levy on petroleum exploration enterprises such as our company from March 26, 2006; (2) an increase of RMB 1,510 million in consumption tax as a result of increased sales volume of gasoline and diesel and an expansion of the scope of consumption tax in the PRC in 2006; and (3) an increase of RMB 632 million in resource tax as a result of an increase in resource tax rates in the second half of 2005 and increased production volumes of crude oil and natural gas.
      Income from Operations. As a result of the factors discussed above, income from operations increased 3.0% from RMB 192,171 million for the year ended December 31, 2005 to RMB 197,976 million for the year ended December 31, 2006.
      Net Exchange Gain. Net exchange gain decreased 15.9% from RMB 88 million for the year ended December 31, 2005 to RMB 74 million for the year ended December 31, 2006. The decrease in the net exchange gain was primarily due to the appreciation of Renminbi against both the United States Dollar and the Japanese Yen, offset by the depreciation in Renminbi against both the Euro and the Pound Sterling.
      Net Interest Expense. Net interest expenses increased 37.7% from RMB 838 million for the year ended December 31, 2005 to RMB 1,154 million for the year ended December 31, 2006. This increase was primarily due to an increase of RMB 736 million in accretion expense, recognized as interest expense, in relation to asset retirement obligations.

      Income Before Income Taxes. Income before income taxes increased by 2.8% from RMB 193,822 million for the year ended December 31, 2005 to RMB 199,173 million for the year ended December 31, 2006.
      Income Taxes. Income taxes decreased 8.1% from RMB 54,180 million for the year ended December 31, 2005 to RMB 49,776 million for the year ended December 31, 2006. This decrease was primarily due to the reversal of a tax liability of RMB 4,401 million in relation to certain crude oil sales that were exempted from income tax prior to the establishment of our company in November 1999.
      Net Income. As a result of the factors discussed above, net income increased 6.6% from RMB 133,362 million for the year ended December 31, 2005 to RMB 142,224 million for the year ended December 31, 2006.

Exploration and Production
      Sales and Other Operating Revenue. Sales and other operating revenue increased 24.9% from RMB 337,208 million for the year ended December 31, 2005 to RMB 421,340 million for the year ended December 31, 2006. The increase was primarily due to increases in the prices and sales volumes of crude oil and natural gas. Our average realized selling price of crude oil in 2006 was US$ 59.81 per barrel, representing an increase of US$ 11.44 per barrel or 23.7% from US$ 48.37 per barrel in the year ended December 31, 2005. In 2006, our exploration and production segment sold 832.8 million barrels of crude oil and 1,322.7 billion cubic feet of natural gas, representing an increase of 5.6% and 26.0% from 2005, respectively.
      Intersegment sales revenue increased 25.3% from RMB 270,943 million for the year ended December 31, 2005 to RMB 339,619 million for the year ended December 31, 2006. This increase was mainly due to an increase in the prices of crude oil and natural gas and an increase in the intersegment sales volume. In 2006, our revenue from sales of crude oil to Sinopec was RMB 33,682 million, representing an increase of 21.9% from 2005.
      Operating Expenses. Operating expenses increased 56.0% from RMB 129,128 million for the year ended December 31, 2005 to RMB 201,480 million for the year ended December 31, 2006. The increase was primarily due to an increase of RMB 31,114 million in taxes other than income taxes, an increase of RMB 27,564 million in purchase expenses and an increase of RMB 7,021 million in depreciation, depletion and amortization.
      Income from Operations. Income from operations increased 5.7% from RMB 208,080 million for the year ended December 31, 2005 to RMB 219,860 million for the year ended December 31, 2006.

Refining and Marketing
      Sales and Other Operating Revenue. Sales and other operating revenue increased 26.8% from RMB 428,494 million for the year ended December 31, 2005 to RMB 543,299 million for the year ended December 31, 2006. The increase was due primarily to increases in the selling prices and sales volume of our key refined products.
      Sales revenue from gasoline increased 9.4% from RMB 110,438 million for the year ended December 31, 2005 to RMB 120,771 million for the year ended December 31, 2006, primarily due to a 19.3% increase in our average realized selling price from RMB 4,221 per ton for the year ended December 31, 2005 to RMB 5,034 per ton for the year ended December 31, 2006, partially offset by a 8.3% decrease in the sales volume from 26.16 million tons for the year ended December 31, 2005 to 23.99 million tons for the year ended December 31, 2006.
      Sales revenue from diesel increased 21.7% from RMB 176,999 million for the year ended December 31, 2005 to RMB 215,459 million for the year ended December 31, 2006. The average realized selling price of diesel increased 19.1% from RMB 3,702 per ton for the year ended December 31, 2005 to RMB 4,409 per ton for the year ended December 31, 2006, resulting in an increase in revenue by RMB 34,544 million. The sales volume of diesel increased 2.2% from 47.81 million tons for the year ended December 31, 2005 to 48.86 million tons for the year ended December 31, 2006, resulting in an increase in revenue by RMB 3,916 million.
      Sales revenue from kerosene increased 23.2% from RMB 7,480 million for the year ended December 31, 2005 to RMB 9,219 million for the year ended December 31, 2006.
      Intersegment sales revenue increased 35.7% from RMB 33,019 million for the year ended December 31, 2005 to RMB 44,806 million for the year ended December 31, 2006. This increase was primarily due to increases in the selling prices and changes in intersegment sales volume of key refined products.
      Operating Expenses. Operating expenses increased 27.7% from RMB 448,304 million for the year ended December 31, 2005 to RMB 572,463 million for the year ended December 31, 2006. This increase was primarily due to an increase of RMB 80,650 million in purchase expenses of crude oil, other feedstock and refined products from external suppliers, and an increase of RMB 2,784 million in the selling, general and administrative expenses. In addition, the increase in our supply of refined products in 2006 also contributed to the increase in the operating expenses. In 2006, we purchased 775 million barrels of crude oil, representing an increase of 31 million barrels as compared with 2005. The average purchase price of crude oil in 2006 was RMB 494 per barrel, representing an increase of RMB 85 per barrel as compared with 2005. As a result, our expenses for purchased crude oil in 2006 were RMB 383,087 million, representing an increase of RMB 78,731 million as compared with 2005.
      Loss From Operations. Loss from operations amounted to RMB 29,164 million for the year ended December 31, 2006, compared to RMB 19,810 million for the year ended December 31, 2005, primarily due to the fact that the price increase for crude oil in the international market exceeded that of refined products in the domestic market.

Chemicals and Marketing
      Sales and Other Operating Revenue. Sales and other operating revenue increased 11.9% from RMB 73,978 million for the year ended December 31, 2005 to RMB 82,791 million for the year ended December 31, 2006, primarily due to increases in the sales volumes and selling prices of certain chemical products. The average realized selling prices of polyethylene, polyester, styrene butadiene rubber and urea in 2006 increased 11%, 4%, 22% and 3%, respectively, from 2005. Our chemicals and marketing segment sold 13,562 thousand tons of chemical products for the year ended December 31, 2006, representing an increase of 3.4% from the year ended December 31, 2005.
      Operating Expenses. Operating expenses increased 9.9% from RMB 70,702 million for the year ended December 31, 2005 to RMB 77,733 million for the year ended December 31, 2006. The increase was primarily due to the increase in purchase expenses for direct materials.
      Income from Operations. As a result of the factors discussed above, income from operations increased 54.4% from RMB 3,276 million for the year ended December 31, 2005 to RMB 5,058 million for the year ended December 31, 2006.

Natural Gas and Pipeline
      Sales and Other Operating Revenue. Sales and other operating revenue increased 48.5% from RMB 26,214 million for the year ended December 31, 2005 to RMB 38,917 million for the year ended December 31, 2006. The increase was primarily due to increases in the sales volume and selling prices of natural gas, as well as increases in the transmission volume and average transmission price of natural gas. Our natural gas and pipeline segment sold 1,200.5 billion cubic feet of natural gas in the year ended December 31, 2006, representing an increase of 35.1% from the year ended December 31, 2005. The selling price of natural gas in the year ended December 31, 2006 was US$2.44 per thousand cubic feet, representing an increase of 15.1% from the year ended December 31, 2005. Our natural gas and pipeline segment transmitted 1,123 billion cubic feet of natural gas in the year ended December 31, 2006, representing an increase of 36.8% from the year ended December 31, 2005. The average natural gas transmission price in the year ended December 31, 2006 was US$1.2 per thousand cubic feet, representing an increase of 24.7% from the year ended December 31, 2005.
      Operating Expenses. Operating expenses increased 30.0% from RMB 23,031 million for the year ended December 31, 2005 to RMB 29,931 million for the year ended December 31, 2006 due primarily to (i) an increase of RMB 5,155 million in purchase expenses of natural gas primarily as a result of the increase of 312 billion cubic feet in the natural gas purchase volume, as well as the increase of the average purchase price of natural gas from US$1.8 per thousand cubic feet in 2005 to US$1.9 per thousand cubic feet in 2006, and (ii) an increase of RMB 785 million in depreciation expenses.
      Income from Operations. As a result of the factors discussed above, income from operations increased 182.3% from RMB 3,183 million for the year ended December 31, 2005 to RMB 8,986 million for the year ended December 31, 2006.
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
      Loss From Operations. As a result of the factors discussed above, in the year ended December 31, 2005 we suffered a loss of RMB 19,810 million from operations while in the year ended December 31, 2004 we realized an income of RMB 11,891 million from operations, due primarily to the fact that, in 2005, the price increase of crude oil exceeded that of refined oil products in China.
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
Liquidity and Capital Resources
      Our primary sources of funding include cash generated by operating activities and short-term and long-term borrowings. Our primary uses of funds were for operating activities, acquisitions, capital expenditures, repayment of short-term and long-term borrowings and distributions of dividends to shareholders. Our payments to CNPC are limited to dividends and payments for services provided to us by CNPC. In the year ended December 31, 2006, we distributed as dividends 45% of our reported net income. We expect that we will continue to distribute as dividends approximately 40% to 50% of our reported net income for all years. See “Item 8 Financial Information — Dividend Policy” for a discussion of factors which may affect the determination by our board of directors of the appropriate level of dividends.
      We finance a significant portion of our business operations with short-term borrowings, including short-term debt obtained from PRC State-owned banks. As of December 31, 2006, short-term debt comprised approximately 5.2% of our capital employed as compared to approximately 4.7% as of December 31, 2005. Our financing ability may be limited by our financial condition, our results of operations and the international and domestic capital markets. Prior to accessing the international and domestic capital markets, we must obtain approval from the relevant PRC government authorities. In general, we must obtain PRC government approval for any project involving significant capital investment for our refining and marketing, chemicals and marketing and natural gas and pipeline segments. For a more detailed discussion of factors which may affect our ability to satisfy our financing requirements, see “Item 3 — Key Information — Risk Factors”.
      We plan to fund the capital and related expenditures described in this annual report principally through cash generated by operating activities, short-term and long-term borrowings and cash and cash equivalents. Net cash generated by operating activities in the year ended December 31, 2006 was RMB 198,102 million. As of December 31, 2006, we had cash and cash equivalents of RMB 48,559 million. While each of the projects described in this annual report for which significant capital expenditures will be required is important to our future development, we do not believe that failure to implement any one of these projects would have a material adverse effect on our financial condition or results of operations. If the price of crude oil undergoes a steep decline in the future, it is likely that we would delay or reduce the scale of the capital expenditures for our exploration and production segment.

      Our shareholders approved at our shareholders’ meeting held on May 28, 2003 the proposed issuances of our corporate bonds in the principal amount of up to RMB 1,500 million and RMB 4,000 million to PRC citizens and enterprises. Upon the grant of PRC government approval, we issued a portion of these corporate bonds in the principal amount of RMB 1,500 million in October 2003. We received RMB 1,500 million in net proceeds from this issuance. We used the proceeds received from the issuance of these corporate bonds for various crude oil and natural gas exploration projects in a number of our oil and gas regions, as well as for upgrading refining facilities in Daqing Petrochemical and constructing the natural gas pipeline from Zhong County to Wuhan City. We issued another portion of these corporate bonds in the principal amount of RMB 2,000 million in October 2006. We received RMB 2,000 million in net proceeds from this issuance. We used the proceeds received from the issuance of these corporate bonds for various crude oil and natural gas exploration projects in a number of our oil and gas regions, as well as for the construction of supporting facilities to transmit natural gas from our Southwest Oil and Gas Field to eastern China and upgrading PTA (Pure Terephthalic Acid) and raw materials facilities in Liaoyang PetroChemical. In addition, we consider from time to time opportunities to fund our capital needs by accessing the domestic equity capital markets.
      We currently do not have any outstanding options, warrants or other rights for any persons to require us to issue any common stock at a price below its market value. We do not currently intend to issue any such rights or to otherwise issue any common stock for a price below its market value.
      In addition, we did not have for the year ended December 31, 2006, and do not currently have, any transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect the liquidity or availability of or requirements for our capital resources.
      The table below sets forth our cash flows for each of the three years ended December 31, 2004, 2005 and 2006 and our cash equivalents at the end of each period.

	Year Ended December 31,

	2004	2005	2006

	(RMB in millions)
Net cash generated by operating activities	141,691	203,885	198,102
Net cash used for investing activities	(102,276)	(91,576)	(158,451)
Net cash used for financing activities	(39,586)	(42,634)	(71,739)
Currency translation difference	246	(458)	(258)
Cash and cash equivalents at the end of period	11,688	80,905	48,559
      Our cash and cash equivalents decreased by 40.0% from RMB 80,905 million as of December 31, 2005 to RMB 48,559 million as of December 31, 2006.
Cash Generated by Operating Activities
      Our net cash generated by operating activities was RMB 198,102 million for the year ended December 31, 2006, representing a decrease of RMB 5,783 million from RMB 203,885 million for the year ended December 31, 2005, due primarily to an increase of RMB 6,657 million in income tax paid during the year ended December 31, 2006.
      We had a working capital deficit of RMB 17,657 million for the year ended December 31, 2006, compared with a working capital balance of RMB 22,057 million for the year ended December 31, 2005. This decrease in working capital was due primarily to (i) a payment of approximately RMB 21,376 million for the acquisition of the 67% equity interest of PKZ, and (ii) an increase of RMB 14,922 million in the dividends we distributed to our shareholders.
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
Cash Used for Financing Activities
      Our net borrowings as of December 31, 2004, 2005 and 2006 were as follows:

	December 31,

	2004	2005	2006

	(RMB in millions)
Short-term debt (including current portion of long-term debt)	34,937	28,689	35,763
Long-term debt	44,648	44,570	35,634

Total debt	79,585	73,259	71,397

Less:
Cash and cash equivalents	11,688	80,905	48,559
Time deposits with term exceeding three months within one year	1,425	1,691	3,012
Investments in Collateralized Loans	33,217	235	—
Time deposits exceeding one year	3,751	3,428	2,499

Net debt	29,504	(13,000)	17,327

      See Note 24 to our consolidated financial statements included elsewhere in this annual report for information regarding the maturity profile of debt, currency and interest rate structure.
      The debts which were guaranteed by CNPC amounted to RMB 756 million, RMB 674 million and RMB 597 million in the three years ended December 31, 2004, 2005 and 2006, respectively. CNPC and we have undertaken to the Hong Kong Stock Exchange that we will continue to, on a best endeavor basis, approach each lender with respect to these guaranteed debts with a view toward obtaining the unconditional release of such guarantees.
      Of the total debts outstanding as of December 31, 2006, approximately 29.3% were fixed-rate loans and approximately 70.7% were floating-rate loans. Of the total debts outstanding as of December 31, 2006, approximately 74.0% were denominated in Renminbi, approximately 24.8% were denominated in the U.S. dollar and approximately 1.2% were denominated in other major foreign currencies.
      Our debts included short-term and long-term debts owed to China Petroleum Finance Company Limited of RMB 29,932 million, RMB 27,319 million and RMB 27,184 million in the three years ended December 31, 2004, 2005 and 2006, respectively. The amount of such short-term debts in the three years ended December 31, 2004, 2005 and 2006 were RMB 4,351 million, RMB 520 million and RMB 320 million, respectively. The amount of such long-term debts in each of the three years ended

December 31, 2004, 2005 and 2006 were RMB 25,581 million, RMB 26,799 million and RMB 26,864 million, respectively. These debts were unsecured with interest at below the prime rate as published by the People’s Bank of China. We also maintain a portion of our deposits at China Petroleum Finance Company Limited at the same deposit interest rate for commercial banks published by the People’s Bank of China.
      Our net cash used for financing activities increased 68.3% from RMB 42,634 million for the year ended December 31, 2005 to RMB 71,739 million for the year ended December 31, 2006. This increase resulted primarily from the following:

•	an increase in the distribution of dividends leading to an increase of RMB 14,922 million in cash outflow; and

•	our follow-on offering of H shares in 2005 leading to an increase of RMB 19,692 million in cash inflow while no such financing activity occurred in 2006.
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
      As at December 31, 2006, our debts consisted of RMB 359 million secured loans, most of which were secured by our assets and time deposits with a term longer than one year.
      Our debt to capital employed ratio (calculated by dividing interest-bearing debts by the aggregate of interest-bearing debts and shareholder’s equity) as of December 31, 2006 was 10.4%, as compared to 11.9% as of December 31, 2005.
Capital Expenditures and Investments
      Our net cash used for investing activities includes capital expenditures and investments, offset by proceeds from the sale of assets and dividends received. The table below sets forth our capital expenditures and investments (including non dry hole exploration expenses) by business segment for each of the years ended December 31, 2004, 2005 and 2006 as well as those anticipated for the year ending December 31, 2007. Actual capital expenditures and investments for periods after January 1, 2007 may differ materially from the amounts indicated below.

							2007
	2004		2005		2006		anticipated

	(RMB in		(RMB in		(RMB in		(RMB in
	millions)%		millions)%		millions)%		millions)%
Exploration and production	70,217	66.06	92,233	68.92	114,520	72.44	127,200	64.34
Refining and marketing	17,684	16.64	16,454	12.30	19,206	12.15	28,000	14.16
Chemicals and marketing	4,319	4.06	13,569	10.14	10,681	6.76	16,000	8.09
Natural gas and pipeline	13,901	13.08	11,137	8.32	11,309	7.15	18,000	9.10
Corporate and other	174	0.16	427	0.32	2,358	1.50	8,500	4.31

Total	106,295	100.0	133,820	100.0	158,074	100.0	197,700	100.0

      Our capital expenditures and investments increased 18.1% from RMB 133,820 million for the year ended December 31, 2005 to RMB 158,074 million for the year ended December 31, 2006. This increase was due primarily to an increase of RMB 22,287 million in capital expenditures and investments in the exploration and production segment and an increase of RMB 2,752 million in capital expenditures in the refining and marketing segment, which were partially offset by a decrease of RMB 2,888 million in capital expenditures in the chemicals and marketing segment. Taking into account the exclusion of the investments relating to the non-dry hole exploration expenses, our capital expenditures for the years ended 2004, 2005 and 2006 would have been RMB 98,946 million, RMB 124,801 million and RMB 148,746 million, respectively.
      As of December 31, 2006, the capital expenditures contracted for at the balance sheet date but not recognized in our consolidated financial statements were approximately RMB 9,193 million.

Exploration and Production
      A majority of our capital expenditures and investments relate to our exploration and production segment. Our capital expenditures and investments in this segment for the year ended December 31, 2006 totaled RMB 114,520 million, including RMB 29,809 million for exploration activities and RMB 75,050 million for development activities. Our capital expenditures and investments for the segment for the year ended December 31, 2005 totaled RMB 92,233 million, including RMB 25,518 million for exploration activities and RMB 59,113 million for development activities. The increase in our capital expenditures and investments from the year ended December 31, 2005 to the year ended December 31, 2006 was primarily due to the increased capital expenditures for oil and natural gas exploration activities as a part of our efforts to achieve a stable production of crude oil in eastern regions, a rapid development of our operations in western regions and an expedited development of our natural gas business. In addition, we also increased our capital expenditures for safety and environmental protections for this segment in 2006. Taking into account the exclusion of the investments relating to the non-dry hole exploration expenses, the capital expenditures of our exploration and production segment for the years ended December 31, 2004, 2005 and 2006 would have been RMB 62,868 million, RMB 83,214 million and RMB 105,192 million, respectively.
      Our anticipated capital expenditures and investments for our exploration and production segment for the year ending December 31, 2007 amount to RMB 127,200 million. Approximately RMB 32,000 million is expected to be used for exploration activities and approximately RMB 95,200 million for development activities. We plan to focus our exploration and development efforts in Erdos, Junggar, Tarim, Songliao, Sichuan, Bohai Bay and Qaidam basins.

Refining and Marketing
      Our capital expenditures for our refining and marketing segment for each of the three years ended December 31, 2004, 2005 and 2006 were RMB 17,684 million, RMB 16,454 million and

RMB 19,206 million, respectively. The increase in 2006 is due primarily to an increase of RMB 4,034 million in our investment in the construction of refining facilities. In addition, we also increased the capital expenditures for safety production protection for this segment in 2006.
      Our anticipated capital expenditures for our refining and marketing segment for the year ending December 31, 2007 amount to RMB 28,000 million, which include:

•	approximately RMB 20,000 million for the construction and expansion of our refining facilities; and

•	approximately RMB 8,000 million for the construction of our service stations and retail facilities for finished oil products.

Chemicals and Marketing
      Our capital expenditures for our chemicals and marketing segment for each of the three years ended December 31, 2004, 2005 and 2006 were RMB 4,319 million, RMB 13,569 million and RMB 10,681 million, respectively. Lower capital expenditures in 2006 were primarily due to the completion and commencement of commercial production of the upgrades and expansion of the ethylene production facilities in Jilin Petrochemical and Lanzhou Petrochemical in 2006.
      Our anticipated capital expenditures for our chemicals and marketing segment for the year ending December 31, 2007 amount to RMB 16,000 million, which mainly include capital expenditures for the ethylene facilities in Dushanzi Petrochemical and Fushun Petrochemical.

Natural Gas and Pipeline
      Our capital expenditures for our natural gas and pipeline segment for each of the three years ended December 31, 2004, 2005 and 2006 were RMB 13,901 million, RMB 11,137 million and RMB 11,309 million, respectively.
      Our anticipated capital expenditures for our natural gas and pipeline segment for the year ending December 31, 2007 amount to approximately RMB 18,000 million, to be used for increasing transmission capacity of the West-East Gas Pipeline, the construction of underground natural gas storage facilities and the construction of pipelines for crude oil and refined products. See “Item 4 — Information on the Company — Natural Gas and Pipeline — Expansion of Our Natural Gas Transmission and Marketing Business” for a more detailed discussion of the expansion plans of our natural gas and pipeline segment.

Other
      Our non-segment-specific capital expenditures and investments for each of the three years ended December 31, 2004, 2005 and 2006 were RMB 174 million, RMB 427 million and RMB 2,358 million, respectively. Since we started from January 1, 2006 to include capital expenditures and investments for certain research and development activities, which were previously included in the capital expenditures of our four operational segments, in our non-segment-specific capital expenditures, our expenditures for this category increased significantly in 2006.
      Our anticipated non-segment-specific capital expenditures and investments for the year ending December 31, 2007 amount to RMB 8,500 million. These planned capital expenditures and investments mainly include capital expenditures for scientific research activities and the construction of the ERP information system.

Off-Balance Sheet Arrangements
      There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
      All information that is not historical in nature disclosed under “Item 5 — Operating and Financial Review and Prospects — Long-Term Contractual Obligations and Other Commercial Commitments and Payment Obligations” is deemed to be a forward looking statement. See “Forward — Looking Statements” for additional information.
Long-Term Contractual Obligations and Other Commercial
Commitments and Payment Obligations
      The tables below set forth certain information in connection with our long-term contractual obligations and other commercial commitments outstanding as of December 31, 2006.

	Payment due by period

		Less than			After
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years

	(RMB in millions)
Long-term debt	56,241	20,607	18,211	4,035	13,388
Capital lease obligations	0	0	0	0	0
Operating leases	94,780	3,099	5,463	6,142	80,076
Capital commitments	9,193	4,871	4,315	3	4
Unconditional purchase obligations	1,412.1	1,063.2	274.1	28.4	46.4
Other long-term obligations	0	0	0	0	0
Total contractual cash obligations	161,626.1	29,640.2	28,263.1	10,208.4	93,514.4

	Amount of commitment expiration per period

	Total
	amounts	Less than			Over
Other commercial commitments	committed	1 year	1-3 years	3-5 years	5 years

	(RMB in million)
Lines of credit	0	0	0	0	0
Standby letters of credit	0	0	0	0	0
Guarantees	203	87	49	22	45
Total commercial commitments	203	87	49	22	45
      We are obligated to make annual payment with respect to our exploration and production licenses to the Ministry of Land and Resources. The table below sets forth the estimated amount of the annual payments in the future five years:

Year	Annual payment

(RMB in millions)
2007	750
2008	780
2009	800
2010	850
2011	900

      We sell a substantial portion of our natural gas under long-term take-or-pay contracts. Under these contracts, the customers are required to take or pay, and we are obligated to deliver, minimum quantities of natural gas annually.
      As of December 31, 2006, our future minimum delivery commitments under such take-or-pay contracts are as follows:

Quantities

(billion of
cubic feet)
2007	720
2008	885
2009	943
2010	1,002
2011	1,050
2012 and thereafter	10,460

Oil-and-Gas Assets Retirement Obligation
      Before the issuance of two provincial regulations, The Environmental Protection Regulation for Oil and Gas Exploration and Production Activities in Heilongjiang Province and The Environmental Protection Regulation for Oil and Gas Exploration and Production Activities in Gansu Province, which set forth specific abandonment and disposal processes for oil and gas exploration and production activities in 2005, our company was neither legally obligated to, nor was our company under the constructive obligation, to take any abandonment measures for its retired oil and gas properties located in China. In 2005, our company established standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of two provincial regulations which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. As a result, our company became legally obligated to take abandonment measures for its retired oil and gas properties located in the two provinces where the new regulations were enacted, and is under the constructive obligation to take abandonment measures for its retired oil and gas properties located in other provinces where comparable regulations were not enacted. An obligation of RMB 3,589 million was recorded in 2006 and did not have a material impact on our financial condition.
Research and Development
      We have a research and development management department, directly under which there are three research institutions. Except for our branch companies which are engaged in marketing activities, each of our branch companies has its own research and development management department. Most of our branch companies have their own research institutions. Our research and development management departments are mainly responsible for managing and coordinating the research and development activities conducted by each of the research institutions. As of December 31, 2006, we had 22,035 employees engaged in research and development functions.
      In 2006, we applied for 423 patents and 135 trademarks in China and 499 trademarks in other countries. We were granted patent rights for 259 patents in China in the same year.
      In each of the three years ended December 31, 2004, 2005 and 2006, our total expenditures for research and development were approximately RMB 2,977 million, RMB 3,195 million and RMB 4,260 million, respectively.

Exploration and Production
      Most of China’s major oil and gas fields are characterized by a broad range of geological conditions, and a majority of China’s oil and gas fields are in continental sedimentary basins with complex structures. Our research and development efforts with respect to our exploration and production business focus on:

•	geological structures of crude oil and natural gas reserves;

•	oil and gas exploration and development;

•	oil and gas production and pipeline transportation; and

•	energy conservation and environment protection.
Refining and Chemicals
      In order to organize and coordinate our research and development activities related to our refining and chemicals businesses, we established PetroChina Refining & Chemicals Technology Research Center in July 2003. In order to enhance our competitiveness and develop core technologies, we have integrated the resources of our down-stream scientific research and development. In April 2006, we expanded PetroChina Refining & Chemicals Technology Research Center and renamed it to PetroChemical Research Institute to carry out our research and development of technologies for refining and chemicals. In the meantime, we have integrated the research and development resources of our local petrochemical companies, and established four research and development centers in Lanzhou Petrochemical, Daqing Petrochemical, Jilin Petrochemical and Liaoyang Petrochemical.
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
Other Information
Inflation
      Inflation or deflation has not had a significant impact on our results of operations for the year ended December 31, 2006.

Non-Exchange Traded Contracts
      We did not engage for the year ended December 31, 2006, and do not currently engage, to a material extent, in any trading activities involving commodity contracts that are accounted for at fair value but for which a lack of market price quotations makes it necessary to apply fair value estimation techniques.
Related Party Transactions
      For a discussion of related party transactions, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” and Note 35 to our consolidated financial statements included elsewhere in this annual report.
Recent IFRS
      As we prepared our consolidated financial statements in accordance with IFRS, any adoption of new standards or amendment or interpretation to existing standards, when effective, may affect our consolidated results of operation, consolidated financial position and consolidated cash flows.
      The following standard and interpretations to existing standards, which are relevant to our operations, have been published and are mandatory for accounting periods beginning on or after May 1, 2006. We did not adopt such standard or interpretations as of December 31, 2006:
      The IFRS 7, Financial Instruments: Disclosures, and the complementary Amendment to IAS 1, Presentation of Financial Statements — Capital Disclosures, introduces new disclosures relating to financial instruments. We do not expect this standard to have any impact on the classification or valuation of our financial instruments.
      The IFRIC Interpretation 10, Interim Financial Reporting and Impairment, prohibits impairment losses, recognized in an interim period, relating to goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. We will adopt IFRIC Interpretation 10 from January 1, 2007, but do not expect it will have any impact on our consolidated financial statements.
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
      A summary of the principal differences and additional disclosures applicable to us is set out below:
  Acquisition of PKZ
      As described in Note 19 to the consolidated financial statements included elsewhere in this annual report, we acquired a 67% equity interest in PKZ from CNPC International limited (CNPCI), a subsidiary of CNPC, for a consideration of RMB 21,376 million. The acquisition was completed on December 28, 2006, when we paid the consideration for the acquisition to CNPCI. As both CNPCI and our company are under common control by CPNC, our acquisition of the 67% equity interest in PKZ has been accounted for in a manner similar to pooling of interest under US GAAP accounting and the US GAAP financial data reflects the acquisition since PKZ was first acquired by CNPCI on October 26, 2005.
      On December 15, 2006, PKZ paid to CNPCI a dividend of RMB 3,044 million and was recorded as a deemed distribution to CNPCI.

Revaluation of Property, Plant and Equipment
      As described in Note 18 to the consolidated financial statements, the property, plant and equipment, excluding oil and gas reserves, transferred to our company by CNPC were appraised as of June 30, 1999, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC, China Enterprise Appraisal. In September 2003, our company’s refining and chemical production equipment was revalued by a firm of independent valuers registered in the PRC, China United Assets Appraiser Co., Ltd, on a depreciated replacement cost basis. In March 2006, our company’s oil and gas properties were revalued by two independent valuers, China United Assets Appraiser Co., Ltd and China Enterprise Appraisals, on a depreciated replacement cost basis.
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
      The March 2006 revaluation did not result in significant differences from the carrying value of our oil and gas properties.
      The depreciation charge, which includes impairment charge, on the revaluation surplus from January 1, 2006 to December 31, 2006 was RMB 3,828 million, from January 1, 2005 to December 31, 2005 was RMB 6,528 million, and from January 1, 2004 to December 31, 2004 was RMB 8,170 million.
      The depreciation charge, which includes impairment charge, on the revaluation loss from January 1, 2006 to December 31, 2006 was RMB Nil, from January 1, 2005 to December 31, 2005 was RMB 149 million, and from January 1, 2004 to December 31, 2004 was RMB 830 million.
      The loss on disposal of revalued property, plant and equipment, which includes shut down of manufacturing assets, from January 1, 2006 to December 31, 2006 was RMB 287 million, from January 1, 2005 to December 31, 2005 was RMB 432 million, and from January 1, 2004 to December 31, 2004 was RMB 523 million.
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

      Under IFRS, such direct payments to employees or reimbursements will not be recorded through the consolidated profit and loss account of CNPC. US GAAP contains no such exemption but requires this principal shareholder’s action on behalf of our company to be recorded in the consolidated profit and loss account. In the last quarter of year 2002, our company and CNPC completed the process of estimating the amount payable to qualified employees of our company. This amount, RMB 2,553 million, was reflected in determining net income of CNPC for the year ended December 31, 2002, under US GAAP. Since this amount is borne by CNPC, a corresponding amount has been included as an addition to the other reserves in the shareholders’ equity of our company. There were no significant changes in this estimate during 2005 and 2006.

Minority Interest
      In accordance with the revised IAS 1, “Presentation of Financial Statements” and IAS 27, “Consolidated and Separate Financial Statements”, minority interest becomes part of the profit for the year and total equity of our company, whereas under US GAAP, it is respectively excluded from the net income and shareholders’ equity of our company. In addition, the reconciling item also includes the impact of minority interest’s share of the revaluation gain and loss, on the property, plant and equipment of non-wholly owned subsidiaries and minority interest arising as a result of the acquisition of 67% equity interest in PKZ through a non-wholly owned subsidiary of our company, to net income and shareholders’ equity under US GAAP.

Purchase from Minority Interest of Listed Subsidiaries
      As described in Note 39 to the consolidated financial statements, our company acquired certain outstanding A shares from the minority interest of Jinzhou Petrochemical Company Limited (“JPCL”) and Liaohe Jinma Oilfield Company Limited (“LJOCL”) and certain A shares and H shares (including ADSs) from the minority interest of Jilin Chemical Industrial Company Limited (“JCC”). Under IFRS, our company applies a policy of treating transactions with minority interest as transactions with equity participants of our company. Therefore, the assets and liabilities of JPCL, LJOCL and JCC additionally acquired by our company from minority interest were recorded by our company at cost. The difference between the company’s purchase cost and the book value of the interests in JPCL and LJOCL acquired by our company from minority interest was recorded in equity. Under US GAAP, the acquisition of additional minority interest is accounted for under purchase method. Assets and liabilities additionally acquired were restated to fair value and the difference of purchase cost over fair value of the minority interest acquired and identified intangible assets was recorded as goodwill. Additional depreciation charge for the assets restated to fair value was recorded.

Recent US Accounting Pronouncements
      In September 2005, the Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13”) which requires two or more inventory purchase and sales transactions with the same counterparty that are entered into in contemplation of one another to be combined for purposes of applying Opinion 29, “Accounting for Nonmonetary Transactions”. The Task Force also agreed that an entity should disclose the amount of revenue and costs (or gains and losses) associated with inventory exchanges recognized at fair value. EITF 04-13 should be applied to new arrangements entered into, or modifications or renegotiations of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006 and early application is permitted in periods for which financial statements have not been issued. Our company did not early adopt EITF 04-13 and does not expect the adoption of EITF 04-13 to have a material impact on our financial position or results of operations.
      In June 2006, EITF issued No. 06-3, “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06-3”).

EITF 06-3 requires disclosure of the presentation of taxes on either a gross or a net basis as an accounting policy decision. The provisions of EITF 06-3 are effective for interim and annual reporting periods beginning after December 15, 2006, and early application is permitted. Our company did not early adopt EITF 06-3 and does not expect the adoption of EITF 06-3 to have a material impact on the presentation of our financial statements.
      In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that an enterprise has taken or expects to take in its tax returns. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Earlier adoption is permitted as of the beginning of an enterprise’s fiscal year, provided the enterprise has not yet issued financial statements, including financial statements for any interim period, for that fiscal year. The cumulative effect of applying the provisions of this Interpretation should be reported as an adjustment to the opening balance of retained earnings for that fiscal year. Our company is currently evaluating the impact of adopting FIN 48.
      In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. FAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. FAS 157 will be effective for fiscal years beginning after November 15, 2007, and all interim periods within those fiscal years. Earlier application is permitted if the entity has not issued interim or annual financial statements for that fiscal year. Our company is currently evaluating the impact of adopting FAS 157 but does not expected the adoption of which to have a material effect on our company’s consolidated financial position and results of operations.
      In September 2006, the U.S. Securities and Exchange Commission (“SEC”) released SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on the SEC’s views on the consideration of effects of prior year misstatements in quantifying current year misstatements for the purpose of determining whether the current year’s financial statements are materially misstated. The provisions of SAB 108 are effective for fiscal years ending after November 15, 2006. The application of SAB 108 did not have any material effect on our company’s consolidated financial position, and results of operations.

Quantitative Disclosure Relating to US GAAP and IFRS

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
      Net income. Net income under US GAAP increased 6.0% from RMB 137,866 million for the year ended December 31, 2005 to RMB 146,087 million for the year ended December 31, 2006. This increase was due primarily to an increase of RMB 9,755 million in the net income under IFRS as discussed in “Item 5 — Operating and Financial Review and Prospects — Operating Results”.
      Shareholders’ equity. Shareholders’ equity under US GAAP increased 12.6% from RMB 510,141 million as of December 31, 2005 to RMB 574,470 million as of December 31, 2006. This increase was due primarily to the net income of RMB 146,087 million under US GAAP, which was partially offset by the payment of (i) the final dividend of RMB 32,282 million for the year of 2005 and (ii) the interim dividend of RMB 36,307 million for the year of 2006.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
      Net income. Net income under US GAAP increased 26.4% from RMB 109,051 million for the year ended December 31, 2004 to RMB 137,866 million for the year ended December 31, 2005.

This increase was due primarily to an increase of RMB 31,996 million in the net income under IFRS as discussed in “Item 5 — Operating and Financial Review and Prospects — Operating Results”.
      Shareholders’ equity. Shareholders’ equity under US GAAP increased 25.8% from RMB 405,573 million as of December 31, 2004 to RMB 510,141 million as of December 31, 2005. This increase was due primarily to the net income of RMB 137,866 million under US GAAP, which was partially offset by the payment of (i) the final dividend of RMB 25,936 million for the year of 2004 and (ii) the interim dividend of RMB 27,731 million for the year of 2005.
Environmental Expenses and Capital Expenditures
      We paid pollutant discharge fees of approximately RMB 182 million, RMB 199 million and RMB 211 million respectively, in 2004, 2005 and 2006. Our capital expenditures on environmental programs in 2004, 2005 and 2006 were approximately RMB 1,345 million, RMB 1,633 million and RMB 4,634 million, respectively. On November 13, 2005, an explosion occurred at our branch company in Jilin Province. The Chinese government completed its investigation of this accident in December 2006, and we paid a fine of RMB 1 million in settlement of all liabilities arising from the accident.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors, Senior Management and Supervisors
      Our board of directors currently consists of twelve directors, three of whom are independent non-executive directors. The directors are elected at a meeting of our shareholders for a term of three years. The directors may be re-elected and re-appointed upon the expiration of his/her term of office. The functions and duties conferred on the board of directors include:

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
      Our senior management is appointed by and serves at the discretion of our board of directors.

      The following table sets forth certain information concerning our current directors, supervisors and executive officers.

Name	Age	Position	Date of election(1)

Chen Geng	60	Chairman of the board of directors	May 18, 2004
Jiang Jiemin	51	Vice Chairman of the board of directors and President	May 18, 2004
Duan Wende	55	Director and Senior Vice President	May 18, 2004
Zheng Hu	60	Director	May 26, 2006
Zhou Jiping	54	Director	May 18, 2004
Wang Yilin	50	Director	November 8, 2005
Zeng Yukang	56	Director	November 8, 2005
Gong Huazhang	60	Director	November 8, 2005
Jiang Fan	43	Director	November 8, 2005
Chee-Chen Tung	64	Independent non-executive director	November 8, 2005
Liu Hongru	76	Independent non-executive director	November 8, 2005
Franco Bernabè	58	Independent non-executive director	May 26, 2006
Li Huaiqi	57	Secretary to the board of directors
Wang Guoliang	54	Chief Financial Officer
Liao Yongyuan	44	Vice President
Jia Chengzao	58	Vice President
Hu Wenrui	57	Vice President
Wang Fucheng	56	Chairman of the supervisory committee
Wen Qingshan	48	Supervisor
Sun Xianfeng	54	Supervisor
Xu Fengli	59	Supervisor
Qin Gang	53	Supervisor
Li Yongwu	62	Independent supervisor
Wu Zhipan	50	Independent supervisor

(1)	For directors only.
Directors
      Chen Geng, aged 60, is Chairman of the Board of our company. Mr Chen is a senior economist and holds a college degree. He has nearly 40 years of working experience in China’s oil and gas industry. Mr Chen was appointed Deputy Director of Changqing Petroleum Exploration Bureau in October 1983, Deputy Director of the Labor Department under the Ministry of Petroleum Industry in April 1985, Director of the Labor Bureau of China National Petroleum Corporation from August 1988, Assistant to the General Manager of China National Petroleum Corporation in December 1993, Deputy General Manager of China National Petroleum Corporation in September 1997, Deputy Director of the State Petroleum and Chemical Industry Bureau in March 1998, Deputy General Manager of CNPC in February 2001, and the General Manager of CNPC from April 2004 to November 2006. Mr Chen was appointed as a Director of our company in June 2001. He was the President of our company from December 2002 to May 2004. He became the Chairman of our company in May 2004.
      Jiang Jiemin, aged 51, is the Vice Chairman, President of our company and the General Manager of CNPC. Mr Jiang is a senior economist and holds a master’s degree. Mr Jiang has over 30 years of working experience in China’s oil and gas industry. He was made Deputy Director of the

Shengli Petroleum Administration Bureau in March 1993, Senior Executive of the Qinghai Petroleum Administration Bureau in June 1994 and Director of Qinghai Petroleum Administration Bureau in November 1994, and Assistant to the General Manager and Team Leader for the Restructuring and Listing Preparatory Team of CNPC in February 1999, and a Director and Vice President of our company in November 1999. Mr Jiang was appointed Deputy Provincial Governor of the Qinghai Province since June 2000, was made a member of the provincial party committee of the Qinghai Province and Deputy Provincial Governor of Qinghai in November 2000, and the deputy secretary of the provincial party committee of Qinghai Province and Deputy Provincial Governor of Qinghai in June 2003. Mr Jiang became the Vice Chairman and President of our company in May 2004 and the General Manager of CNPC in November 2006.
      Duan Wende, aged 55, is a Director and Senior Vice President of our company. He is a senior engineer and holds a master’s degree. He has over 35 years of working experience in China’s petrochemical industry. From April 1975, Mr Duan was the Deputy Factory Manager of Fushun Chemical Fibers Factory, the Commander of the Fushun Ethylene Project Command Division, Deputy Factory Manager of the ethylene factory, the Factory Manager of the acrylic fibers factory and the Factory Manager of the detergent factory. He was made Deputy Manager of Fushun Petrochemical Corporation in May 1997 and Manager in May 1999. He was made General Manager of PetroChina Fushun Petrochemical Company in October 1999. He had been an Assistant to the General Manager of CNPC since August 2001. He had been a Vice President of our company since March 2002. He has been a Director of our company since May 2004. He has been a Senior Vice President of our company since November 2005.
      Zheng Hu, aged 60, is a Director of our company and a Deputy General Manager of CNPC. Mr Zheng is a senior engineer and holds a college degree. He has nearly 40 years of working experience in China’s oil and gas industry. From May 1990, Mr Zheng was the Vice Chancellor of Beijing Petroleum Managers Training Institute. From July 1992, Mr Zheng worked as Deputy General Manager of China Petroleum Materials and Equipment (Group) Corporation and concurrently as General Manager of China Petroleum Technology Development Corporation. Mr Zheng was appointed Director of Personnel and Labour Department of CNPC in September 1999. He has been a Director of our company since June 2000, and a Deputy General Manager of CNPC since August 2000.
      Zhou Jiping, aged 54, is a Director of our company and a Deputy General Manager of CNPC. Mr Zhou is a senior engineer and holds a master’s degree. He has over 35 years of working experience in China’s oil and gas industry. In November 1996, he was appointed Deputy Director of the International Exploration and Development Cooperation Bureau of China National Petroleum Corporation and Deputy General Manager of China National Oil & Gas Exploration and Development Corporation. In December 1997, he was appointed General Manager of China National Oil & Gas Exploration and Development Corporation and Deputy Director of the International Exploration and Development Cooperation Bureau of China National Petroleum Corporation. Since August 2001, he was Assistant to the General Manager of CNPC and General Manager of China National Oil & Gas Exploration and Development Corporation. Since December 2003, Mr Zhou has been a Deputy General Manager of CNPC. Mr Zhou was appointed a Director of our company in May 2004.
      Wang Yilin, aged 50, is a Director of our company and a Deputy General Manager and the Safety Director of CNPC. Mr Wang is a senior engineer and holds a doctor’s degree. He has nearly 25 years of working experience in China’s oil and gas industry. Mr Wang had been the Deputy Director and Chief Exploration Geologist of Xinjiang Petroleum Administration Bureau since June 1996. He was appointed as the General Manager of the Xinjiang Oilfield Branch of our company in September 1999. He had been the Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of the Xinjiang Oilfield Branch of our company since June 2001. From July 2003 onwards, he had been the Assistant to General Manager of CNPC, Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of Xinjiang Oilfield Branch of our company concurrently. In December 2003, he was appointed Deputy General Manager of CNPC and

Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of Xinjiang Oilfield Branch of our company concurrently. From May 2004, he ceased to work as the Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of the Xinjiang Oilfield Branch of our company. From July 2004 onwards, he had also worked as the Safety Director of CNPC. He has been a Director of our company since November 2005.
      Zeng Yukang, aged 56, is a Director of our company and a Deputy General Manager of CNPC. Mr Zeng is a senior economist and holds a college degree. He has nearly 40 years of working experience in China’s oil and gas industry. Mr Zeng had been the Senior Executive of the Exploration and Development Institute of Daqing Petroleum Administration Bureau since December 1996. From February 2000 onwards, he was appointed as the Standing Deputy Director of Daqing Petroleum Administration Bureau. Since March 2001, he had been the Director of Daqing Petroleum Administration Bureau. Since November 2002, he had been the Assistant to the General Manager of CNPC. From September 2005 onwards, he has been a Deputy General Manager of CNPC. He has been a Director of our company since November 2005.
      Gong Huazhang, aged 60, is a Director of our company and the General Accountant of CNPC. Mr Gong is a senior accountant and has over 40 years of working experience in China’s oil and gas industry. Mr Gong worked as Chief Accountant, Deputy Director and Director of the Finance Bureau of China National Petroleum Corporation from 1991. He had been the Director of Finance and Assets Department of CNPC since October 1998 and has been the General Accountant of CNPC since February 1999. Mr Gong has been a Director of our company since November 1999.
      Jiang Fan, aged 43, is a Director of our company and the General Manager of Dalian Petrochemical Company. Mr Jiang is a senior engineer and holds a master’s degree. He has over 20 years of working experience in China’s petrochemical industry. Mr Jiang was appointed as the Deputy Manager of Dalian Petrochemical Company since December 1996. In September 1999, he was appointed as the Deputy General Manager of Dalian Petrochemical Company. In February 2002, he became the General Manager of Petrochina Dalian Petrochemical Company. Mr Jiang has been a Director of our company since November 2005.
Independent Non-executive Directors
      Chee-Chen Tung, aged 64, is an independent non-executive Director of our company. Mr Tung is the Chairman and Chief Executive Officer of Orient Overseas (International) Limited. He was educated at the University of Liverpool, England, where he received his Bachelor of Science degree. He later acquired a Master’s degree in Mechanical Engineering at the Massachusetts Institute of Technology in the United States. He served as Chairman of the Hong Kong Shipowners’ Association between 1993 and 1995. From 1999 to 2001, he was the Chairman of the Hong Kong General Chamber of Commerce. He is an independent non-executive director of Zhejiang Expressway Co., Ltd., BOC Hong Kong (Holdings) Limited, Sing Tao News Corporation Limited, Wing Hang Bank Limited and Cathay Pacific Airways Limited, and a member of the Hong Kong Port Development Board. Mr Tung is also the Chairman of the Institute for Shipboard Education Foundation, the Chairman of the Advisory Council of the Hong Kong Polytechnic University and is a member of the Board of Trustees of the International Academic Center of the University of Pittsburgh and the School of Foreign Service of Georgetown University. Mr Tung has been an independent non-executive Director of our company since November 5, 1999.
      Liu Hongru, aged 76, is an independent non-executive Director of our company. Mr Liu graduated from the Faculty of Economics of the University of Moscow in 1959 with an associate Doctorate’s degree. Mr Liu worked as Vice Governor of the Agricultural Bank of China, Vice-Governor of the People’s Bank of China, Deputy Director of the State Economic Restructuring Committee, and the Chairman of the China Securities Regulatory Commission. Mr Liu is currently the Chairman of the China Foundation for Development of Financial Education and the Chairman of the Capital Market Research Institute. Mr Liu is also a professor at the Peking University, the

Postgraduate School of the People’s Bank of China and the City University of Hong Kong. Mr Liu serves as an independent non-executive director or non-executive director in three listed companies in Hong Kong, and possesses the accounting or financial management qualification required under the Listing Rules. Mr Liu was appointed as an independent Supervisor of our company in December 1999. Upon his resignation from this post, he has been an independent non-executive Director of our company since November 19, 2002.
      Franco Bernabè, aged 58, is an independent non-executive Director of our company. Mr Bernabè is the Chairman of the Franco Bernabè Group and Vice Chairman of H3G. He is also a Vice Chairman of Rothschild Europe. He is a former CEO of ENI and of Telecom Italia. He has also served as a special representative of the Italian government for the reconstruction of the Balkan region. Mr Bernabè joined ENI in 1983 to become an assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 was the Chief Executive Officer of ENI. Mr Bernabè led the restructuring program of the ENI Group, making it one of the world’s most profitable oil companies. Between 1998 and 1999, Mr Bernabè was the Chief Executive Officer of Telecom Italia. Prior to his joining ENI, Mr Bernabè was the head of economic studies at FIAT. Mr Bernabè was a senior economist at the OECD Department of Economics and Statistics in Paris. Earlier he was a professor of economic politics at the School of Industrial Administration, Turin University. Mr Bernabè has been an independent non-executive Director of our company since June 30, 2000.
Secretary to the Board of Directors
      Li Huaiqi, aged 57, is the Secretary to the Board of Directors of our company. Mr Li is a senior economist. He has over 35 years of working experience in China’s oil and gas industry. Mr Li once worked in the Daqing Oilfield, the Liaohe Oilfield and the Huabei Oilfield and in the Nanhai Petroleum Company. From June 1992, Mr Li worked as Deputy Director and Director of the Foreign Affairs Bureau of China National Petroleum Corporation successively. From October 1998, Mr Li was appointed as Director of the International Co-operation Department (Foreign Affairs Bureau) of CNPC. Mr Li has been the Secretary to the Board of Directors of our company since August 2001.
Other Senior Management Personnel
      Wang Guoliang, aged 54, is Chief Financial Officer of our company. Mr Wang is a senior accountant and holds a master’s degree. Mr Wang has 25 years of working experience in China’s oil and gas industry. Mr Wang worked as the Vice President of China Petroleum Finance Company Limited from October 1995. From November 1997, he was the Deputy General Manager and General Accountant of China National Oil & Gas Exploration and Exploitation Corporation. Mr Wang had been the Chief Financial Officer of our company since November 1999. From November 1999 to March 2002, he was also the General Manager of our company’s Finance Department.
      Liao Yongyuan, aged 44, is the Vice President of our company. Mr Liao is a master’s degree holder and a senior engineer. He has nearly 25 years of working experience in China’s oil and gas industry. He was Deputy Director of the New Zone Exploration and Development Department of China National Petroleum Corporation from June 1996, the Standing Deputy Commander and then Commander of Tarim Petroleum Exploration and Development Headquarters from November 1996. He was the General Manager of Tarim Oilfield Branch Company from September 1999, and also Deputy Director of Gansu Provincial Economic and Trade Committee from October 2001. He has worked as the Assistant to the General Manager of CNPC since January 2004 and has been concurrently the Head of Coordination Team for Oil Enterprises in Sichuan and Chongqing and Director of Sichuan Petroleum Administration since April 2004. He has been a Vice President of our company since November 2005.

      Jia Chengzao, aged 58, is a Vice President of our company. Mr Jia is a Doctorate degree holder, a senior engineer and a fellow of the Chinese Academy of Sciences. He has over 25 years of working experience in China’s oil and geological industry. From August 1994, Mr Jia worked as the Deputy Chief Geologist, the Chief Geologist and Deputy Commander of the Tarim Petroleum Exploration and Development Headquarters. From February 1998 to July 2000, he worked as a Vice President of the China Oil Exploration and Exploitation Scientific Research Institute of CNPC. From September 1999, Mr Jia worked as the Deputy General Manager of the Tarim Oilfield Branch of our company. He has been the Chief Geologist of our company from July 2000. Mr Jia also served as the President of the China Oil Exploration and Exploitation Research Institute from December 2002 to October 2006. Mr Jia has been a Vice President of our company since November 2005.
      Hu Wenrui, aged 57, is a Vice President of our company. Mr Hu is a senior engineer and has over 35 years of working experience in China’s oil and gas industry. From April 1984, Mr Hu was Manager of Changqing Oilfield No. 2 Oil Extraction Plant. He had been Deputy Director of Changqing Petroleum Exploration Bureau since April 1989, Standing Deputy Director since November 1996, and eventually Director of Changqing Petroleum Exploration Bureau since April 1999. From September 1999, he was the General Manager of Changqing Oilfield Branch Company. He has been the General Manager of our company’s Exploration and Production Branch since December 2002. Mr Hu has been a Vice President of our company since November 2005.
Supervisors
      Wang Fucheng, aged 56, is the Chairman of the Supervisory Committee. Mr Wang is a senior economist and holds a bachelor’s degree. Mr Wang has over 40 years of working experience in China’s oil and gas industry. From August 1986, Mr Wang worked as Senior Executive of the Shengli Petroleum Administration Bureau. Since December 1992, Mr Wang had worked as Senior Executive of the Liaohe Petroleum Administration Bureau. Since November 1997, Mr Wang had worked as Director of the Liaohe Petroleum Administration Bureau. Since October 1999, Mr Wang had been the General Manager of the Liaohe Oilfield Branch of our company. Mr Wang was appointed as a Director of our company in June 2000 and was appointed as the Vice President of our company in July 2000. Prior to the appointment as Supervisor of our company, Mr Wang resigned from his office as Director of our company. Mr Wang has been the Chairman of the Supervisory Committee of our company since November 2005.
      Wen Qingshan, aged 48, is a Supervisor of our company and the Director of the Finance and Assets Department of CNPC. Mr Wen is a senior accountant and holds a master’s degree. He was the Deputy Chief Accountant of the Finance and Assets Department of CNPC from November 1998, Deputy Director of the Finance and Assets Department of CNPC from May 1999 and Director of the Finance and Assets Department of CNPC from May 2002. He has been a Supervisor of our company since November 2002.
      Sun Xianfeng, aged 54, is a Supervisor of our company and the Director of the Audit Department and the Audit Services Centre of CNPC. Mr Sun holds a college degree. Mr Sun worked as Deputy Director of the Supervisory Bureau of China National Petroleum Corporation from November 1996, and was transferred to the Eighth Office of the State Council Compliance Inspectors’ General Office (Supervisory Committee of Central Enterprises Working Commission) as its temporary head in June 1998. He had been the Deputy Director of the Audit Department of CNPC from October 2000 and has been the Director of the Audit Services Centre from December 2000. He had been the Director of the Audit Department of CNPC and the Director of the Audit Service Centre from April 2004. He has been a Supervisor of our company since May 2004.
      Xu Fengli, aged 59, is a Supervisor and General Manager of the Audit Department of our company. Mr Xu is a senior accountant and has nearly 35 years of work experience in China’s petrochemical industry. Mr Xu was appointed as the Chief Accountant of Fushun Petrochemical Corporation in November 1995, Deputy Director of the Finance and Assets Department of CNPC in

November 1998, Deputy General Manager of the Finance Department of our company in December 1999, and Director of the Administrative Office of the Supervisory Committee of our company in October 2003. He has been a Supervisor of our company since May 2004 and the General Manager of the Audit Department of our company since November 2005.
      Qin Gang, aged 53, is an employee representative of our company’s Supervisory Committee and a Senior Executive of Tarim Oilfield Branch of our company. Mr Qin is a senior engineer and has nearly 35 years of experience in China’s oil and gas industry. Mr Qin had acted as a Deputy Commander of Tarim Petroleum Exploration and Development Headquarters since November 1997 and a Deputy General Manager of Tarim Oilfield Company since September 1999. From June 2000, Mr Qin worked as the Senior Executive of Tarim Southwest Company concurrently. Since July 2002, Mr Qin has worked as an executive and the Chairman of Labour Union of PetroChina Tarim Oilfield Company. Mr Qin has been a Supervisor of our company since November 2005.
      Li Yongwu, aged 62, is an independent Supervisor of our company. Mr Li is a senior engineer and holds a bachelor’s degree. In June 1991, Mr Li was appointed as the Director of Tianjin Chemicals Bureau. In July 1993, he was appointed as the Director of Tianjin Economic Committee. He was elected as the Vice Minister of the PRC Ministry of Chemical Industry in April 1995. He became Director of the State’s Petroleum and Chemical Industry Bureau since March 1998. In April 2001, he was appointed as a Deputy Director of the Liaison Office of the Central Government at the Special Administrative Region of Macau. In December 2004, he was appointed as the Vice President of China Petroleum and Petrochemical Industry Association. In May 2005, he became the Chairman of China Petroleum and Petrochemical Industry Association. Mr Li has been an Independent Supervisor of our company since November 2005. In 2003, he was elected as a standing member of the Tenth Chinese People’s Consultative Conference.
      Wu Zhipan, aged 50, is an independent Supervisor of our company. Mr Wu is a holder of doctor’s degree. Mr Wu is currently the Vice Chancellor of the Peking University. He is also an expert consultant of the Supreme People’s Court of the PRC, an arbitrator of the Arbitration Panel of China International Economic and Trade Arbitration Commission and President of the China Economic Law Research Societies. Mr Wu has been an independent Supervisor of our company since December 1999.

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
      We have granted stock appreciation rights to 300 persons, including members of the board of directors and the supervisory committee, president, vice presidents and departmental managers, general managers and deputy general managers of specialized companies and local subsidiaries. Upon exercise of these stock appreciation rights, members of the senior management will not receive any of our shares, but will, by way of stock appreciation rights, receive a monetary sum that is calculated on the basis of the price of our H shares. In 2006, none of the directors and senior management exercised any of the stock appreciation rights granted to them. Since companies are not permitted to repurchase and hold their own shares for offering stock options under current PRC law, we expect to calculate our book gains and losses on the basis of share prices and in accordance with stock appreciation rights measures and make cash payment of such compensations.
Directors’ and Supervisors’ Compensation
      Our directors and supervisors, who hold senior management positions or are otherwise employed by us, receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind, including our contribution to the pension plans for these directors and supervisors.
      The aggregate amount of salaries, housing allowances, other allowances and benefits in kind paid by us to the five highest paid individuals of PetroChina during the year ended December 31, 2006 was RMB 3,303,929. We paid RMB 133,110 as our contribution to the pension plans in respect of those individuals in the year ended December 31, 2006.
      The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our directors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2006 was RMB 3,223,043.
      Save as disclosed, no other payments have been paid or are payable, in respect of the year ended December 31, 2006, by us or any of our subsidiaries to our directors. In addition, we have no service contracts with our directors that provide for benefits to our directors upon the termination of their employment with us.

      In 2006, we paid RMB 162,830 as our contribution to the pension plans in respect of our directors and supervisors, who hold senior management positions or are otherwise employed by us. The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our supervisors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2006 was RMB 714,423.
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
Investment and Development Committee
      The current members of our investment and development committee are Mr. Zhou Jiping and Mr. Wang Yilin, as member of the committee. The former chairman of the investment and development committee, Mr. Su Shulin, resigned as a Director of our company in November 2006. The investment and development committee’s major responsibilities include:

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
Employees
      As of December 31, 2004, 2005 and 2006, we had 424,175, 439,220 and 446,290 employees, respectively. The table below sets forth the number of our employees by business segment as of December 31, 2006.

	Employees	% of total

Exploration and production	247,442	55.44
Refining and marketing	118,504	26.55
Chemicals and marketing	61,152	13.70
Natural gas and pipeline	15,496	3.47
Other(1)	3,696	0.84

Total	446,290	100.0%

(1)	Including the numbers of employees of the management of our headquarters, specialized companies, PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, Petrochemical Research Institute and other units.
      Our employees participate in various retirement benefit plans organized by municipal and provincial governments whereby we are required to make monthly insurance contributions to these plans at rates ranging from 16% to 22% of the employees’ salary. Expenses incurred by us in connection with the retirement benefit plans were approximately RMB 2,476 million, RMB 3,104 million and RMB 4,645 million, respectively, for the three years ended December 31, 2004, 2005 and 2006, respectively.

      In 2006, we have not experienced any strikes, work stoppages, labor disputes or actions which affected the operation of any of our businesses. We consider our relationship with our employees to be good.
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
      PetroChina was established on November 5, 1999 with CNPC as its sole promoter. As of December 31, 2006, CNPC owned 157,922,077,818 State-owned shares, representing approximately 88.21% of the share capital of PetroChina, and, accordingly, CNPC is our controlling shareholder.
      The shares held by CNPC are state-owned shares in the share capital of PetroChina. However, CNPC has identical voting rights as holders of H shares. Holders of state-owned shares and H shares are deemed to be shareholders of different classes for certain matters which may have effect on their respective interest.
      As of December 31, 2006, Warren E. Buffett, Berkshire Hathaway Inc., OBH, Inc., National Indemnity Company, GEICO Corporation and Government Employees Insurance Company, as a group as defined under Rule 13d-1(b)(1)(ii)(J) of the Securities Exchange Act of 1934, as amended, collectively owned 2,347,761,000 H shares, representing approximately 1.311% of the total outstanding share capital of PetroChina, or approximately 11.13% of the H shares of PetroChina.
Related Party Transactions
      As of December 31, 2006, CNPC directly owns an aggregate of approximately 88.21% of the shares of our company and therefore transactions between our company and CNPC constitute related party transactions between our company and CNPC under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, or the Listing Rules. As of December 31, 2006, CNPC (Hong Kong) Limited, or CNPC (HK), is a 51.99% owned subsidiary of CNPC. Therefore, transactions between our company and CNPC (HK) constitute related party transactions between our company and CNPC (HK) under the Listing Rules. As Beijing Gas Group Co., Ltd., or Beijing Gas, and China Railway Materials and Suppliers Corporation, or CRMSC, are respectively a substantial shareholder (as defined under the Listing Rules) of Beijing Huayou Gas Corporation Limited and PetroChina and CRMSC Oil Marketing Company Limited, both of which are our company’s subsidiaries, pursuant to the Listing Rules, the transactions between our company and Beijing Gas and CRMSC respectively constitute related party transactions of our company. Moreover, CNPC and our company each holds 50% interest in CNPC E&D; according to the Listing Rules, CNPC E&D is a connected person of our company. On December 28, 2006, our company acquired 67% equity interest in PKZ through CNPC E&D. Pursuant to the Listing Rules, any subsidiaries of a connected person of our company will also be treated as connected person(s) of our company. Therefore, transactions between our company and (i) CNPC E&D and (ii) PKZ constitute related party transactions of our company under the Listing Rules.
One-off Related Party Transactions

Acquisition of a 67% interest in PKZ
      Pursuant to an acquisition agreement dated August 23, 2006 entered into between Pervinage Holding B.V. (a wholly-owned subsidiary of CNPC E&D) and 819 Luxembourg S. a r. l. (an indirect wholly-owned subsidiary of CNPC), CNPC E&D has acquired from CNPC the 67% equity interest indirectly held by CNPC in PKZ for a cash consideration of RMB 21,376 million. The acquisition was completed on December 28, 2006. As CNPC is the controlling shareholder of our company, and as CNPC and our company each holds 50% interest in CNPC E&D, CNPC and CNPC E&D are both connected persons of our company. The acquisition constitutes a related party transaction for our company under the Listing Rules. Details of the transaction were announced by our company on August 23, 2006.
Continuing Related Party Transactions
     Continuing Related Party Transactions with CNPC
      Our company and CNPC continue to carry out certain existing continuing related party transactions. We obtained independent shareholders’ approval at the general meeting held on November 8, 2005 for a renewal of the existing continuing related party transactions and the new continuing related party transactions; in addition, at the same general meeting we proposed the new caps for existing continuing related party transactions and the new continuing related party transactions from January 1, 2006 to December 31, 2008. We further sought independent shareholders’ approval at the general meeting held on November 1, 2006 for a renewal of the caps for the existing continuing related party transactions for January 1, 2006 to December 31, 2008, which were previously approved by independent shareholders at the general meeting held on November 8, 2005.
      Our company and CNPC will continue to carry out the existing continuing related party transactions referred to in the following agreements:
          Comprehensive Products and Services Agreement, First Supplemental Comprehensive Agreement and Second Supplemental Comprehensive Agreement
      Our company and CNPC continue to implement the Comprehensive Products and Services Agreement (“Comprehensive Agreement”) entered into on March 10, 2000 for the provision (i) by our company to CNPC and (ii) by CNPC Group to our company, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiary companies and affiliates. The Comprehensive Agreement has been amended by the First Supplemental Comprehensive Agreement and the Second Supplemental Comprehensive Agreement.
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

Buildings Leasing Contract and Buildings Supplementary Leasing Agreement
      Our company and CNPC continue to implement the Buildings Leasing Contract entered into on March 10, 2000 in which CNPC has leased to our company a total of 191 buildings covering an aggregate of area of 269,770 square meters, located throughout the PRC for the use by our company for its business operations including the exploration, development and production of crude oil, the refining of crude oil and petroleum products, and the production and sale of chemicals. The 191 buildings were leased at a price of RMB 145 per square meter per year, that is, an aggregate annual fee of RMB 39,116,650 for a term of 20 years. Our company is responsible for the payment of any governmental, legal or other administrative taxes and maintenance charges in connection with these 191 buildings. The Building Leasing Contract sets forth the details of the buildings leased to our company by other member companies within CNPC group.
      Further to the Buildings Leasing Contract mentioned above, our company entered into a Supplemental Buildings Leasing Agreement (the “Supplemental Buildings Agreement”) with CNPC on September 26, 2002 under which CNPC agrees to lease to our company an additional 404 buildings covering an aggregate of 442,730 square meters. The increase in the number of units being leased in the Supplemental Buildings Agreement is primarily attributed to the expansion of our company’s operations mainly in the areas such as oil and natural gas exploration, the West-East Gas Pipeline Project and the construction of the northeast refineries and chemical operation base. The total rent payable under the Supplemental Buildings Agreement amounts to RMB 157,439,540 per annum. Our company and CNPC will, based on changes in their production and operations, and changes in the market price, adjust the sizes and quantities of buildings leased under the Buildings Leasing Contract as well as the Supplemental Buildings Agreement every three years. The Supplemental Buildings Agreement became effective on January 1, 2003 and will expire at the same time as the Buildings Leasing Contract. The terms and conditions of the Buildings Leasing Contract will, to the extent not contradictory to the Supplemental Buildings Agreement, remain in full force.

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
      In the Guarantee of Debts Contract, CNPC has agreed to guarantee certain debts of our company at no cost. As of December 31, 2006, the total amount guaranteed was RMB 597 million.
      As each of the applicable percentage ratio(s) (other than the profits ratio) in respect of the Trademark Licensing Contract, the Patent and Know-how Licensing Contract, the Computer Software Licensing Contract, the Contract for the Transfer of Rights under Production Sharing Contracts and the Guarantee of Debts Contract is less than 0.1%, these transactions are exempted from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Directors believe that these continuing transactions had been entered into in the ordinary course of business for the benefits of our company, and are in the interests of the shareholders as a whole.

New Continuing Related Party Transactions with CNPC E&D
      The following new continuing related party transactions arose as a result of the completion of the acquisition of the 67% equity interest in PKZ on December 28, 2006, which was set forth on the announcement dated August 23, 2006:

•	the provision of production services by CNPC Group to our company;

•	the provision of construction and technical services such as exploration technology services by CNPC Group to our company;

•	the provision of materials supply services by CNPC Group to our company.

Continuing Related Party Transactions with CNPC (HK)
      As part of the restructuring of CNPC and in preparation for the listing of our company on HKSE, and as disclosed in our company’s prospectus dated March 27, 2000, CNPC and our company entered into the Contract for the Transfer of Rights under Production Sharing Contracts whereby the relevant rights and obligations (other than the supervisory functions related to CNPC’s role as representative of the PRC government) of CNPC under certain contracts, including the Blocks 9-1 to 9-5 of the Xinjiang Karamay Oilfield Petroleum Contract dated July 1, 1996, entered into between CNPC and Hafnium Limited (“Xinjiang Contract”), and the Leng Jiapu Area Petroleum Contract dated December 30, 1997, entered into between CNPC and Beckbury International Limited (“Liaohe Contract”), were novated to our company.
      CNPC (HK) is a 51.99% owned subsidiary of CNPC. CNPC is also our company’s controlling shareholder which holds approximately 88.21% of the issued share capital of our company. Upon the effective novation by CNPC to our company of the above interest in the PRC Oil Production Sharing Contracts (the Xinjiang Contract and the Liaohe Contract), certain transactions pursuant to the PRC Oil Production Sharing Contracts constitute continuing related party transactions between our company and CNPC (HK).
      Summary of the major terms and conditions of these continuing related party transactions under the Xinjiang Contract and the Liaohe Contract are as follows:

(1) Production and development cost sharing between our company and CNPC (HK): For both Leng Jiapu Oilfield and blocks 9-1 to 9-5 of the Karamay Oilfield, our company and CNPC (HK) share the development costs for these oilfields as to 46% by our company and 54% by CNPC (HK), and share the oil and natural gas produced from these oilfields, as to 30% by our company and 70% by CNPC (HK).

(2) Provision of assistance by our company to CNPC (HK): Our company shall provide assistance to CNPC (HK), including: (i) leasing warehouses, terminal facilities, barges, pipeline and land, etc.; (ii) obtaining approvals necessary for the conduct of the petroleum operations; and (iii) obtaining office space, office supplies, transportation and communication facilities. For such assistance, CNPC (HK) will pay an annual assistance fee of US$50,000 to each of blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield. The amount of such fee was determined after negotiations, and has taken into account the actual circumstances and conditions, including the scope of the projects and the level of demand for such assistance. This fee shall be accounted for as operating costs and shared by our company and CNPC (HK) in accordance with the procedures described in the Xinjiang Contract and the Liaohe Contract.

(3) Payment of training fees: In the course of development and operations of each oilfield, CNPC (HK) shall pay our company an amount of US$50,000 annually for the training of personnel carried out by our company for each of the blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield. The amount of such fee was determined after negotiations, and has taken into account the actual circumstances and conditions, including the scope of the projects and the level of demand for training.

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

The waiver in respect of the above continuing related party transactions between our company and CNPC (HK) granted by the HKSE expired on December 31, 2006. Our company made an announcement on August 23, 2006 in respect of the reporting and announcement obligations for these continuing related party transaction for the period from January 1, 2007 to December 31, 2008.

Continuing Related Party Transactions with CRMSC and Beijing Gas
      Our company entered into a Products and Services Agreement with Beijing Gas on September 1, 2005. Pursuant to the agreement, our company shall continuously provide products and services to Beijing Gas, including the provision of natural gas and natural gas related transmission services. The agreement was effective from January 1, 2006.
      On September 1, 2005, our company entered into the CRMSC Products and Services Agreement with CRMSC. Under the CRMSC Products and Services Agreement, products and services to be continuously provided by our company to CRMSC include, among other things, refined products (such as gasoline, diesel and other petroleum products). The term of the CRMSC Products and Services Agreement is three years commencing from January 1, 2006.

      During the term of the CRMSC Products and Services Agreement, the product and service implementation agreements may be terminated from time to time by the contracting parties providing at least six months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.
Loans or Guarantees with Related Parties
      As of December 31, 2006, we had unsecured short-term and long-term loans from CP Finance in an aggregate amount of RMB 27,184 million. The average annual interest rate on these loans is 4.98%.
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
      The allocation to the statutory funds is 10% of our net income determined in accordance with PRC accounting rules. Under PRC law, our distributable earnings will be equal to our net income determined in accordance with PRC accounting rules or IFRS, whichever is lower, less allocations to the statutory and discretionary funds.
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
      A dividend of RMB 0.202806 per H share (inclusive of applicable tax) for the six months ended June 30, 2006 was paid to our shareholders on September 26, 2006. The board of directors proposed to distribute the final dividend of RMB 0.154699 per H share (inclusive of applicable tax) which was calculated on the basis of the balance between 45% of our net income for the year ended December 31, 2006 and the interim dividend for 2006 which was paid on September 26, 2006. The final dividend to be paid is subject to approval by the annual shareholders’ general meeting to be held on May 16, 2007. The final dividend will be paid around June 1, 2007.
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
      As of December 31, 2006, there were 21,098,900,000 H shares issued and outstanding. As of December 31, 2006, there were 303 registered holders of American depositary receipts evidencing 31,661,230 ADSs. The depositary of the ADSs is The Bank of New York.
      The high and low closing sale prices of the H shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for each quarterly period from 2002 through 2007 (through April 30, 2007) are set forth below.

	Price per
	H share		Price per ADS

	High	Low	High	Low

	(HK$)		(US$)
2002
First quarter	1.62	1.39	21.07	18.03
Second quarter	1.75	1.52	22.40	19.23
Third quarter	1.72	1.53	21.72	19.25
Fourth quarter	1.57	1.44	20.75	18.40
2003
First quarter	1.70	1.55	21.61	19.10
Second quarter	2.38	1.62	30.82	20.94
Third quarter	2.80	2.15	35.89	27.67
Fourth quarter	4.45	2.60	57.05	33.75
2004
First quarter	4.85	3.75	63.70	47.53
Second quarter	4.00	3.20	50.96	41.63
Third quarter	4.175	3.60	53.76	45.98
Fourth quarter	4.375	4.075	56.60	52.22
2005
First quarter	5.10	4.025	65.36	51.65
Second quarter	5.85	4.675	74.65	59.71
Third quarter	7.35	5.90	94.50	74.95
Fourth quarter	6.50	5.65	83.70	72.70
2006
First quarter	8.10	6.35	104.95	83.50
Second quarter	9.55	7.10	122.75	90.63
Third quarter	9.09	8.17	117.20	104.60
Fourth quarter	11.12	8.12	142.12	104.95
2006
November	9.90	8.66	128.10	110.74
December	11.12	9.91	142.12	128.10
2007
January	11.08	9.39	137.90	120.75
February	9.73	9.11	124.70	114.25
March	9.27	8.57	118.40	109.55
April	9.26	8.90	118.80	112.14
      The closing prices per H share and per ADS on April 30, 2007 were HK$8.91 and US$112.14, respectively.

ITEM 10 — ADDITIONAL INFORMATION
Memorandum and Articles of Association
Our Articles of Association Currently in Effect
      The following is a summary based on the significant provisions of our articles of association currently in effect, which is filed with the Commission as an exhibit to this annual report on Form 20-F. We hereby incorporate by reference the relevant exhibit to this annual report.

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

      Meetings of the board of directors shall be held at least four times every year and shall be convened by the Chairman of the board of directors, who shall notify all directors 14 days before each meeting.
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
      A director shall abstain from voting on any resolutions of the board of directors if he/she or any of his/her associates is interested therein, and he/she shall not be counted in the quorum of the directors for such meetings. The board of directors shall transact its businesses by convening a board meeting instead of by circulation of papers. If an independent non-executive director or any of its associates does not have any significant interest in the matters to be resolved in a board meeting, he/she shall attend the board meeting. For purpose of this paragraph, the associate herein has the same meaning ascribed to it in the Listing Rules. If any listing rules of other stock exchanges on which our stocks listed have stricter stipulations on the abstention of voting by directors, then such stipulations shall be followed.
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
Amended Articles of Association Pending for Approval
      In November 2006, our shareholders approved our amended articles of association at the annual general meeting of shareholders, which is subject to the applicable regulatory approval and filing before they become effective. Accordingly, we are still governed by our current articles of association in effect. We expect the approval for our amended articles of association to be granted in due course.
      The amended articles of association purports to expand our business scope to allow us to operate convenient stores in service stations and provide related services.

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
Material Contracts
      The following contracts, not being contracts in the ordinary course of business, have been entered into by our company and/or its subsidiaries within the two years preceding the date of this annual report and are or may be material.

•	Share Purchase Agreement in respect of the shares of PetroKazakhstan, dated August 23, 2006, between Pervinage Holding B.V. (a wholly-owned subsidiary of CNPC E&D) and 819 Luxembourg S. a r. l. (an indirect wholly-owned subsidiary of CNPC);

•	Capital Contribution Agreement, dated June 9, 2005, among China National Oil and Gas Exploration and Development Corporation, Central Asia Petroleum Company Limited, Zhong You Kan Tan Kai Fa Company Limited and our company (English Translation); and

•	Transfer Agreement, dated June 9, 2005, between Zhong You Kan Tan Kai Fa Company Limited and our company (English Translation).
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

Distributions on the H Shares or ADSs
      The gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as dividend income when the distribution is actually or constructively received by you, in the case of the H shares, or by the depositary in the case of ADSs. Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes. A qualified foreign corporation includes:

•	a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; or

•	a foreign corporation if its stock with respect to which a dividend is paid (or ADSs backed by such stock) is readily tradable on an established securities market within the United States,
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
      If we make a distribution paid in HK dollars, you will be considered to receive the U.S. dollar value of the distribution determined at the spot HK dollar/ U.S. dollar rate on the date such distribution is received by you or by the depositary, regardless of whether you or the depositary convert the distribution into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in your income to the date you or the depositary convert the distribution into U.S. dollars will be treated as United States source ordinary income or loss for foreign tax credit limitation purposes.
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
Interest Rate Risk
      Our interest risk exposure arises from changing interest rates. The tables below provide information about our financial instruments including various debt obligations that are sensitive to changes in interest rates. The tables present principal cash flows and related weighted-average interest rates at expected maturity dates. Weighted-average variable rates are based on effective rates as of December 31, 2004, 2005 and 2006. The information is presented in Renminbi equivalents, our reporting currency.
Foreign Exchange Rate Risk
      We conduct our business primarily in Renminbi. However, a portion of our RMB revenues are converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported equipment, crude oil and other materials. Foreign currency payments for imported equipment represented 18.6%, 29.1% and 33.6% of our total payments for equipment in 2004, 2005 and 2006 respectively. Foreign currency payments for imported crude oil and other materials represented 9.6%, 3.4% and 5.5% of our total payments for materials in 2004, 2005 and 2006 respectively.
      The Renminbi is not a freely convertible currency. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. The tables below provide information about our financial instruments including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The tables below summarize such information by presenting principal cash flows and related weighted-average interest rates at expected maturity dates in RMB equivalents, using the exchange rates in effect as of December 31, 2004, 2005 and 2006, respectively.

December 31, 2006

								Percentage
	Expected maturity date							to total
								long-term	Fair
	2007	2008	2009	2010	2011	Thereafter	Total	debt (%)	value

	(RMB equivalent in millions, except percentages)
Long term debt
Loan in RMB
Fixed rate	62	272			1		335	0.60%	320
Average interest rate	4.45%	3.83%	—	—	—	—	—	—	—
Variable rate(1)	13,740	7,280	5,220	1,142		7,590	34,972	62.17%	34,972
Average interest rate	5.21%	5.35%	4.64%	5.01%	—	5.07%	—	—	—
Loan in Euro
Fixed rate	17	16	16	16	16	176	257	0.46%	214
Average interest rate	2.12%	2.12%	2.12%	2.12%	2.12%	2.11%	—	—	—
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Loan in United States Dollar
Fixed rate	568	146	73	41	41	562	1,431	2.55%	1,200
Average interest rate	7.69%	5.12%	3.96%	1.43%	1.43%	1.39%	—	—	—
Variable rate	4,541	4,042	706	297	82	3,217	12,885	22.91%	12,885
Average interest rate	5.68%	6.81%	5.95%	5.79%	4.72%	5.77%	—	—	—
Loan in British Pound
Fixed rate	49	—	—	—	—	—	49	0.09%	47
Average interest rate	2.85%	—	—	—	—	—	—	—	—
Loan in Japanese Yen
Fixed rate	37	21	9	8			75	0.13%	78
Average interest rate	4.25%	3.40%	2.42%	2.42%	—	—	—	—	—
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debenture in United States Dollar
Fixed Rate	205	20	—	—	781	343	1,349	2.40%	1,403
Average interest rate	13.48%	15.00%	—	—	9.50%	3.00%	—	—	—
Debenture in RMB
Fixed rate	1,388	—	—	—	2,000	1,500	4,888	8.69%	4,449
Average interest rate	4.49%	—	—	—	3.76%	4.11%	—	—	—

Total	20,607	11,797	6,024	1,504	2,921	13,388	56,241	100.00%	55,568

December 31, 2005

								Percentage
	Expected maturity date							to total
								long-term	Fair
	2006	2007	2008	2009	2010	Thereafter	Total	debt (%)	value

	(RMB equivalent in millions, except percentages)
Long term debt
Loan in RMB
Fixed rate	—	66	274	—	—	1	341	0.57%	323
Average interest rate	1.53%	4.18%	3.80%	—	—	—
Variable rate(1)	9,128	13,740	6,390	100	911	6,000	36,269	60.54%	36,269
Average interest rate	5.18%	5.08%	5.12%	5.51%	4.77%	4.90%
Loan in Euro
Fixed rate	16	16	16	16	15	177	256	0.43%	221
Average interest rate	2.11%	2.11%	2.11%	2.11%	2.11%	2.11%
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Loan in United States Dollar
Fixed rate	409	621	142	74	43	624	1,913	3.19%	1,633
Average interest rate	6.26%	7.56%	5.02%	3.92%	1.43%	1.39%
Variable rate	5,508	2,497	4,371	2,293	79	1,649	16,397	27.38%	16,397
Average interest rate	5.60%	5.42%	5.99%	5.37%	2.69%	4.69%
Loan in British Pound
Fixed rate	116	44	—	—	—	—	160	0.27%	156
Average interest rate	2.85%	2.85%	—	—	—	—
Loan in Japanese Yen
Fixed rate	148	39	21	9	9	—	226	0.38%	242
Average interest rate	4.74%	4.84%	4.48%	5.02%	5.02%	—
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debenture in United States Dollar
Fixed rate	—	—	179	—	—	1,304	1,483	2.48%	1,509
Average interest rate	—	—	15%	—	—	8.25%
Debenture in RMB
Fixed rate	—	1,350	—	—	—	1,500	2,850	4.76%	2,664
Average interest rate	—	—	—	—	—	4.11%

Total	15,325	18,373	11,393	2,492	1,057	11,255	59,895	100%	59,414

December 31, 2004

								Percentage
	Expected maturity date							to total
								long-term	Fair
	2005	2006	2007	2008	2009	Thereafter	Total	debt (%)	value

	(RMB equivalent in millions, except percentages)
Long term debt
Loan in RMB
Fixed rate	1,021	221	100	200	—	1	1,543	2.43%	1,529
Average interest rate	4.57%	4.32%	4.25%	3.60%	—	6.10%
Variable rate(1)	12,234	6,366	13,718	4,440	100	4,500	41,358	65.01%	41,358
Average interest rate	5.08%	5.12%	4.85%	5.03%	5.18%	4.62%
Loan in Euro
Fixed rate	36	35	17	17	17	238	360	0.57%	302
Average interest rate	5.47%	5.42%	2.13%	2.13%	2.13%	2.01%
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Loan in United States Dollar
Fixed rate	480	406	586	169	103	693	2,437	3.83%	2,172
Average interest rate	6.46%	6.29%	7.57%	5.48%	4.50%	1.57%
Variable rate	4,868	2,817	2,442	960	2,725	482	14,294	22.47%	14,294
Average interest rate	3.78%	4.43%	3.41%	3.19%	3.41%	2.10%
Loan in British Pound
Fixed rate	154	133	51	—	—	—	338	0.53%	326
Average interest rate	2.85%	2.85%	2.85%	—	—	—
Loan in Japanese Yen
Fixed rate	170	167	43	24	9	17	430	0.68%	463
Average interest rate	4.63%	4.62%	4.84%	4.45%	5.02%	5.02%
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debenture in RMB
Fixed rate	—	—	1,350	—	—	1,500	2,850	4.48%	2,632
Average interest rate	—	—	4.50%	—	—	4.11%

Total	18,963	10,145	18,307	5,810	2,954	7,431	63,610	100%	63,076

(1)	Due to the declining interest rates in recent years in China, the PRC government has implemented a program to adjust interest rates on certain fixed RMB loans periodically to reflect the market rates in effect published by the People’s Bank of China, or the PBOC, from time to time. As a result, these previously fixed RMB loans are categorized as variable rate loans as of December 31, 2004, 2005 and 2006. The newly adjusted rates usually become effective one year after the announcement by the PBOC. The average interest rates on these loans are calculated based on the then effective rates as of December 31, 2004, 2005 and 2006, respectively.
Commodity Price Risk
      We are engaged in a broad range of petroleum related activities. The hydrocarbon commodity markets are influenced by global as well as regional supply and demand conditions. We publish the prices of crude oil supplied to the domestic and foreign market on a monthly basis with reference to international prices of crude oil. A decline in prices of crude oil and refined products could adversely affect our financial performance. We historically have not used commodity derivative instruments to hedge the potential price fluctuations of crude oil and other refined products. Therefore, during 2007 and years thereafter, we were exposed to the general price fluctuations of broadly traded oil and gas commodities.

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
      Not applicable.
PART II
ITEM 13 — DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES
      None.
ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS
TO SECURITY HOLDERS
      None.
ITEM 15 — CONTROLS AND PROCEDURES

Evaluation of the Management on Disclosure Controls and Procedures
      Our Chairman, who performs the functions of Chief Executive Officer, and our Chief Financial Officer, after evaluating the effectiveness of PetroChina’s disclosure controls and procedures (as defined in the United States Exchange Act Rules 13a-15(e) and 15d(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our company’s disclosure controls and procedures were effective to ensure that material information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and regulations.

Management’s Report on Internal Control over Financial Reporting
      Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our company’s management, including our principal executive officer and principal financial officer, our company evaluated the effectiveness of the its internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our company’s management has concluded that its internal control over financial reporting was effective as of December 31, 2006.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
      Our independent registered public accounting firm, PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), has audited management’s assessment of the effectiveness of our company’s internal control over financial reporting as of December 31, 2006, as stated in their report which is included elsewhere in this annual report.
ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT
      Our audit committee is composed of three non-executive independent directors, Messrs. Franco Bernabè, Chee-Chen Tung and Liu Hongru, and one non-executive director, Gong Huazhang. See “Item 6 — Directors, Senior Management and Employees — Board Practices — Audit Committee”. Our board of directors has determined that Liu Hongru, our non-executive independent director is qualified as a “financial expert,” as defined in Item 16A of Form 20-F. In June 2006, with the consent of the audit committee, we retained COSO Chairman, Dr. Larry E Rittenberg, as the financial advisor to our audit committee to give assistance with relevant work.
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
ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES
      PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) has served as PetroChina’s independent public accountants for each of the fiscal years in the three-year period ended December 31, 2006, for which audited financial statements appear in this annual report on Form 20-F. The auditors are elected annually at the annual general meeting of PetroChina.
      The offices of PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) are located at Prince’s Building, 22nd Floor, Central, Hong Kong.
      The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) to PetroChina for each of the years ended December 31, 2005 and 2006.

	December 31,

	2005	2006

	RMB	RMB
	(in millions)
Audit fees	50	140
Audit-related fees	—	—
Tax fees	— *	— *
All other fees	—	25

Total	50	165

      Audit fees consist of fees billed for the annual audit services and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit, statutory audits, and assistance with and review of documents filed with SEC.
      Tax fees include fees billed for tax compliance services and the aggregate fees are less than RMB 1 million for each of years ended December 31, 2005 and 2006.
      Included in other fees mainly include fees approved and billed in 2006 in relation to the services in connection with the Company’s preparedness project on internal control procedures over financial reporting under Section 404 of the Sarbanes-Oxley Act.

Audit Committee Pre-approved Policies and Procedures
      Currently, all non-audit services to be provided by our independent public accountants, PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), must be approved by our audit committee.
      During 2006, services relating to all audit-related fees provided to us by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) were approved by our audit committee in accordance with the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
ITEM 16D — EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
      Not applicable.
ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
      Not applicable.
PART III
ITEM 17 — FINANCIAL STATEMENTS
      We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
ITEM 18 — FINANCIAL STATEMENTS
      See page F-1 to F-78 following Item 19.
ITEM 19 — EXHIBITS
(a) See Item 18 for a list of the financial statements as part of this annual report.
(b) Exhibits to this annual report.

Exhibit
Number	Description of Exhibits

1.1	Articles of Association (as amended) (English translation)
1.2	Articles of Association (as amended and pending for approval of SASAC) (English translation)
4.1	Form of 2007 Management Performance Contract (English Translation)
4.2	Crude Oil Mutual Supply Framework Agreement, dated January 29, 2007, between China Petroleum and Chemical Corporation and PetroChina (English translation)
4.3	Second Supplemental Agreement to Comprehensive products and Services Agreement, dated September 1, 2005, between CNPC and PetroChina (English translation)(1)
4.4	Capital Contribution Agreement, dated June 9, 2005, among China National Oil and Gas Exploration and Development Corporation, Central Asia Petroleum Company Limited, Zhong You Kan Tan Kai Fa Company Limited and PetroChina (English Translation)(2)
4.5	Transfer Agreement, dated June 9, 2005, between Zhong You Kan Tan Kai Fa Company Limited and PetroChina (English Translation)(2)

Exhibit
Number	Description of Exhibits

4.6	Supplementary Agreement to Comprehensive Products and Services Agreement, dated June 9, 2005, between CNPC and PetroChina (English Translation)(2)
4.7	Form of Non-competition Agreement between CNPC and PetroChina (together with English translation)(3)
4.8	Form of Comprehensive Products and Services Agreement between CNPC and PetroChina (together with English translation)(3)
4.9	Form of Land Use Rights Leasing Contract between CNPC and PetroChina (together with English translation)(3)
4.10	Form of Buildings Leasing Contract between CNPC and PetroChina (together with English translation)(3)
4.11	Form of Trademark Licensing Contract between CNPC and PetroChina (together with English translation)(3)
4.12	Form of Patent and Know-how Licensing Contract between CNPC and PetroChina (together with English translation)(3)
4.13	Form of Computer Software Licensing Contract between CNPC and PetroChina (together with English translation)(3)
4.14	Form of Contract for Transfer of Rights under Production Sharing Contracts between CNPC and PetroChina (together with English translation)(3)
4.15	Form of Guarantee of Debts Contract between CNPC and PetroChina (together with English translation)(3)
4.16	Form of Contract for the Supervision of Certain Sales Enterprises between CNPC and PetroChina (together with English translation)(3)
4.17	Form of Agreement for Transfer of Rights and Interests under the Crude Oil Premium and Discount Calculation Agreement between China Petrochemical Corporation, CNPC and PetroChina (together with English translation)(3)
4.18	Form of Agreement for the Transfer of Rights and Interests under the Retainer Contracts relating to Oil Exploration and Exploitation in Lengjiapu Area, Liaohe Oil Region and No. 9.1-9.5 Areas, Karamay Oil Field (together with English translation)(3)
4.19	Share Purchase Agreement in respect of the shares of PetroKazakhstan, dated August 23, 2006, between Pervinage Holding B.V. (a wholly-owned subsidiary of CNPC E&D) and 819 Luxembourg S. a r. l. (an indirect wholly-owned subsidiary of CNPC)
8.1	List of major subsidiaries
10.1	Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Exchange Listed Company Manual(2)
12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	Code of Ethics for Senior Management(2)
16.2	Code of Ethics for Employees(2)

(1)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-15006) filed with the Commission.

(2)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-15006) filed with the Commission.

(3)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11566) filed with the Commission, as declared effective on March 29, 2000.

SIGNATURE
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROCHINA COMPANY LIMITED

/s/ LI HUAIQI

Name: Li Huaiqi

Title:	Secretary to Board of Directors
Date: May 11, 2007

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
      The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of the Company’s management, including our principal executive officer and principal financial officer, the Company evaluated the effectiveness of the its internal control over financial reporting based on criteria established in the framework in Internal Control-integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company’s management has concluded that its internal control over financial reporting was effective as of December 31, 2006.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
      The Company’s independent registered public accounting firm, PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), has audited management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of PetroChina Company Limited:
      We have completed an integrated audit of PetroChina Company Limited’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements
      In our opinion, the accompanying consolidated statements of income, consolidated balance sheets and the related consolidated statements of cash flows and of changes in equity (“consolidated financial statements”) present fairly, in all material respects, the consolidated financial position of PetroChina Company Limited (“the Company”) and its subsidiaries (collectively referred to as the “Group”) at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2006 and the determination of consolidated equity at December 31, 2006 and 2005 to the extent summarized in Note 37 to the consolidated financial statements.
Internal control over financial reporting
      Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, May 10, 2007

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2004, 2005 and 2006
(Amounts in millions except for per share data)

		Year Ended December 31,

	Notes	2004	2005	2006

		RMB	RMB	RMB
REVENUES
Sales and other operating revenues		397,354	552,229	688,978

OPERATING EXPENSES
Purchases, services and other		(114,249)	(200,321)	(271,123)
Employee compensation costs	5	(22,934)	(29,675)	(39,161)
Exploration expenses, including exploratory dry holes		(12,090)	(15,566)	(18,822)
Depreciation, depletion and amortization		(48,362)	(51,305)	(61,388)
Selling, general and administrative expenses		(28,302)	(36,538)	(43,235)
Shut down of manufacturing assets	6	(220)	—	—
Taxes other than income taxes	7	(19,943)	(23,616)	(56,666)
Other expense, net		(116)	(3,037)	(607)

TOTAL OPERATING EXPENSES		(246,216)	(360,058)	(491,002)

INCOME FROM OPERATIONS		151,138	192,171	197,976

FINANCE COSTS
Exchange gain		225	942	1,830
Exchange loss		(217)	(854)	(1,756)
Interest income		1,373	1,924	2,066
Interest expense	8	(2,896)	(2,762)	(3,220)

TOTAL NET FINANCE COSTS		(1,515)	(750)	(1,080)

INCOME FROM EQUITY AFFILIATES AND JOINTLY CONTROLLED ENTITIES	19	1,621	2,401	2,277

INCOME BEFORE INCOME TAXES		151,244	193,822	199,173
INCOME TAXES	9	(43,598)	(54,180)	(49,776)

INCOME FOR THE YEAR		107,646	139,642	149,397

ATTRIBUTABLE TO:
EQUITY HOLDERS OF THE COMPANY		103,843	133,362	142,224
MINORITY INTEREST		3,803	6,280	7,173

		107,646	139,642	149,397

BASIC AND DILUTED NET INCOME PER SHARE FOR INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY DURING THE YEAR	10	0.59	0.75	0.79

NUMBER OF SHARES	10	175,824	179,021	179,021

DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Interim dividends declared during the year	11	20,381	27,731	36,307
Final dividends proposed after the balance sheet date	11	25,936	32,282	27,694

		46,317	60,013	64,001

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS
As of December 31, 2005 and 2006
(Amounts in millions)

		At December 31,

	Notes	2005	2006

		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	12	80,905	48,559
Time deposits with maturities over three months but within one year		1,691	3,012
Investments in collateralized loans	13	235	—
Notes receivable	14	3,028	2,844
Accounts receivable, less provision for impairment of accounts receivables	15	4,630	8,488
Inventories	16	62,733	76,038
Prepaid expenses and other current assets	17	22,673	23,281

TOTAL CURRENT ASSETS		175,895	162,222
Property, plant and equipment, less accumulated depreciation, depletion and amortization	18	563,890	645,337
Investments in equity affiliates and jointly controlled entities	19	12,378	32,956
Available-for-sale investments	20	1,230	2,054
Advance operating lease payments	21	16,235	20,468
Intangible and other assets	22	5,011	6,627
Time deposits with maturities over one year		3,428	2,499

TOTAL ASSETS		778,067	872,163

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debts	24	28,689	35,763
Accounts payable and accrued liabilities	23	99,758	120,182
Income tax payable		20,567	17,744
Other taxes payable		4,824	6,190

TOTAL CURRENT LIABILITIES		153,838	179,879
Long-term debts	24	44,570	35,634
Other long-term obligations		1,046	995
Asset retirement obligations	25	14,187	18,481
Deferred taxes	26	20,759	19,583

TOTAL LIABILITIES		234,400	254,572
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
State-owned shares	27	157,922	157,922
H shares	27	21,099	21,099

Share capital, issued and outstanding, RMB 1.00 Par value	27	179,021	179,021
Retained earnings		203,812	264,092
Capital reserve	28	(8,881)	(8,881)
Revaluation reserve	28	79,946	79,946
Statutory common reserve fund	28	48,736	89,928
Statutory common welfare fund	28	27,837	—
Currency translation differences	28	(379)	(570)
Other reserves	28	(14,703)	(16,859)
MINORITY INTEREST		28,278	30,914

TOTAL EQUITY		543,667	617,591

TOTAL LIABILITIES AND EQUITY		778,067	872,163

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004, 2005 and 2006
(Amounts in millions)

		Year Ended December 31,

	Notes	2004	2005	2006

		RMB	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES
Net income		107,646	139,642	149,397
Adjustments for:
Income taxes	9	43,598	54,180	49,776
Depreciation, depletion and amortization		48,362	51,305	61,388
Provision for shut down of manufacturing assets	6	220	—	—
Dry hole costs		4,741	6,547	9,494
Income from equity affiliates and jointly controlled entities	19	(1,621)	(2,401)	(2,277)
Provision for impairment of receivables, net	15, 17	676	(455)	(316)
Write down in inventories, net	16	147	(139)	140
Impairment of available-for-sale investments, net	20	26	(23)	32
Loss on disposal of property, plant and equipment		2,818	2,026	1,753
Loss/(Profit) on disposal of equity affiliates and jointly controlled entities		33	2	(10)
Loss/(Profit) on disposal of available-for-sale investments		6	27	(3)
Loss on disposal of intangible and other assets		50	106	192
Dividend income	20	(113)	(109)	(208)
Interest income		(1,373)	(1,924)	(2,066)
Interest expense	8	2,896	2,762	3,220
Advance payments on long-term operating leases		(5,624)	(5,170)	(5,694)
Changes in working capital:
— accounts receivable and prepaid expenses and other current assets		(6,195)	165	(3,115)
— inventories		(17,460)	(15,896)	(13,445)
— accounts payable and accrued liabilities		398	22,089	5,346

CASH GENERATED FROM OPERATIONS		179,231	252,734	253,604
Interest received		1,373	1,917	1,993
Interest paid		(3,998)	(3,628)	(3,700)
Income taxes paid		(34,915)	(47,138)	(53,795)

NET CASH PROVIDED BY OPERATING ACTIVITIES		141,691	203,885	198,102

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
For the Years Ended December 31, 2004, 2005 and 2006
(Amounts in millions)

		Year Ended December 31,

	Notes	2004	2005	2006

		RMB	RMB	RMB
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures		(94,045)	(119,227)	(130,409)
Acquisition of equity affiliates and jointly controlled entities		(1,000)	(2,334)	(22,549)
Acquisition of available-for-sale investments		(476)	(782)	(62)
Net (acquisition)/proceeds of investments in collateralized loans with maturities not greater than three months		(8,049)	26,896	235
Acquisition of investments in collateralized loans with maturities over three months		(8,301)	(443)	—
Acquisition of intangible assets		(531)	(1,600)	(1,358)
Acquisition of other non-current assets		(280)	(1,133)	(1,706)
Return of capital to minority interest due to liquidation of subsidiaries		—	(935)	—
Purchase from minority interest of listed subsidiaries	38	—	(2,019)	(4,095)
Other purchase from minority interest		—	(376)	(640)
Proceeds from sale of investments in collateralized loans with maturities over three months		7,357	6,529	—
Repayment of capital by equity affiliates and jointly controlled entities		272	115	99
Proceeds from disposal of property, plant and equipment		873	898	346
Proceeds from disposal of equity affiliates and jointly controlled entities		27	1,102	69
Proceeds from disposal of available-for-sale investments		83	976	4
Proceeds from disposal of intangible and other non-current assets		37	22	2
Dividends received		800	678	2,099
Decrease/(Increase) in time deposits with maturities over three months		957	57	(486)

NET CASH USED FOR INVESTING ACTIVITIES		(102,276)	(91,576)	(158,451)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term debts		(23,862)	(34,529)	(28,349)
Repayments of long-term debts		(28,331)	(19,175)	(17,587)
Principal payment on capital lease obligations		(35)	(21)	—
Dividends paid to minority interest		(736)	(1,486)	(3,033)
Cash payment for acquisition of CNPC marketing enterprises		(1,476)	—	—
Dividends paid to equity holders of the Company	11	(34,328)	(53,667)	(68,589)
Increase in short-term debts		28,113	32,019	30,183
Increase in long-term debts		18,453	15,514	14,195
Capital contribution from minority interest		2,145	454	1,492
Change in other long-term obligations		471	(1,435)	(51)
Issuance of H shares	27	—	19,692	—

NET CASH USED FOR FINANCING ACTIVITIES		(39,586)	(42,634)	(71,739)

TRANSLATION OF FOREIGN CURRENCY		246	(458)	(258)

Increase/(Decrease) in cash and cash equivalents		75	69,217	(32,346)
Cash and cash equivalents at beginning of the year	12	11,613	11,688	80,905

Cash and cash equivalents at end of the year	12	11,688	80,905	48,559

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2004, 2005 and 2006
(Amounts in millions)

	Attributable to equity holders
	of the Company

	Share	Retained			Minority	Total
	Capital	Earnings	Reserves	Subtotal	interest	equity

	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2004	175,824	88,152	93,952	357,928	8,966	366,894

Currency translation differences	—	—	330	330	677	1,007

Net income recognized directly in equity	—	—	330	330	677	1,007
Net income for the year ended December 31, 2004	—	103,843	—	103,843	3,803	107,646

Total recognized income for 2004	—	103,843	330	104,173	4,480	108,653

Transfer to reserves (Note 28)	—	(14,552)	14,552	—	—	—
Final dividends for 2003 (Note 11)	—	(13,947)	—	(13,947)	—	(13,947)
Interim dividends for 2004 (Note 11)	—	(20,381)	—	(20,381)	—	(20,381)
Dividends to minority interest	—	—	—	—	(656)	(656)
Other movements of minority interest	—	—	—	—	2,409	2,409

Balance at December 31, 2004	175,824	143,115	108,834	427,773	15,199	442,972

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY — (Continued)
For the Years Ended December 31, 2004, 2005 and 2006
(Amounts in millions)

	Attributable to equity holders
	of the Company

	Share	Retained			Minority	Total
	Capital	Earnings	Reserves	Subtotal	interest	Equity

	RMB	RMB	RMB	RMB	RMB	RMB
Currency translation differences	—	—	(268)	(268)	(465)	(733)

Net loss recognized directly in equity	—	—	(268)	(268)	(465)	(733)
Net income for the year ended December 31, 2005	—	133,362	—	133,362	6,280	139,642

Total recognized income/(loss) for 2005	—	133,362	(268)	133,094	5,815	138,909

Issue of H shares (Note 27 and 28)	3,197	—	16,495	19,692	—	19,692
Transfer to reserves (Note 28)	—	(18,998)	18,998	—	—	—
Final dividends for 2004 (Note 11)	—	(25,936)	—	(25,936)	—	(25,936)
Interim dividends for 2005 (Note 11)	—	(27,731)	—	(27,731)	—	(27,731)
Payment to CNPC for the acquisition of the refinery and petrochemical businesses (Note 2)	—	—	(9)	(9)	—	(9)
Dividends to minority interest	—	—	—	—	(1,568)	(1,568)
Return of capital to minority interest due to liquidations of subsidiaries	—	—	—	—	(935)	(935)
Purchase from minority interest of listed subsidiaries (Note 38)	—	—	(1,438)	(1,438)	(581)	(2,019)
Other movement in minority interest	—	—	—	—	242	242
Capital contribution to CNPC Exploration and Development Company Limited (Note 2)	—	—	(10,056)	(10,056)	10,106	50

Balance at December 31, 2005	179,021	203,812	132,556	515,389	28,278	543,667

Currency translation differences	—	—	(191)	(191)	(204)	(395)

Net loss recognized directly in equity	—	—	(191)	(191)	(204)	(395)
Net income for the year ended December 31, 2006	—	142,224	—	142,224	7,173	149,397

Total recognized income/(loss) for 2006	—	142,224	(191)	142,033	6,969	149,002

Transfer to reserves (Note 28)	—	(13,355)	13,355	—	—	—
Final dividends for 2005 (Note 11)	—	(32,282)	—	(32,282)	—	(32,282)
Interim dividends for 2006 (Note 11)	—	(36,307)	—	(36,307)	—	(36,307)
Dividends to minority interest	—	—	—	—	(3,000)	(3,000)
Purchase from minority interest of subsidiaries (Note 38)	—	—	(2,156)	(2,156)	(2,579)	(4,735)
Other movement of minority interest	—	—	—	—	(246)	(246)
Minority interest paid-in capital	—	—	—	—	1,492	1,492

Balance at December 31, 2006	179,021	264,092	143,564	586,677	30,914	617,591

Balance at December 31, 2006 in US$	22,939	33,840	18,396	75,175	3,961	79,137

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
1     ORGANIZATION AND PRINCIPAL ACTIVITIES
      PetroChina Company Limited (the “Company”) was established in the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as a joint stock company with limited liability as a result of a group restructuring (the “Restructuring”) of China National Petroleum Corporation (“CNPC”) in preparation for the listing of the Company’s shares in Hong Kong and in the United States of America in 2000 (See Note 27). The Company and its subsidiaries are collectively referred to as the “Group”.
      The Group is principally engaged in (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, (iii) the production and sale of chemicals, and (iv) the transmission, marketing and sale of natural gas (See Note 36).
2     BASIS OF PREPARATION
      The consolidated financial statements of the Group (comprising the consolidated statements of income, consolidated balance sheets, consolidated statements of cash flows and the consolidated statements of changes in equity of the Group ) have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements of the Group have been prepared under the historical cost convention except as disclosed in the accounting policies below.
      The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.
      In 2006, the Group adopted the following amendments and interpretations to existing standards which are relevant to its operations. The adoption of these amendments and interpretations did not result currently in changes to the Group’s accounting policies. In summary:

(a) Amendments and interpretations to existing standards effective in 2006

•	International Accounting Standard (“IAS”) No 39 (IAS 39) and IFRS 4 (Amendment), Financial Guarantee Contracts; and

•	International Financial Reporting Interpretations Committee (“IFRIC”) Interpretation 4, Determining whether an Arrangement contains a Lease;

(b) Interpretations to existing standards early adopted by the Group

•	IFRIC Interpretation 8, Scope of IFRS 2 (effective for annual periods beginning on or after May 1, 2006)
      The following amendments and interpretations are mandatory for accounting periods beginning on or after January 1, 2006 but are not relevant to the Group’s operations:

•	IAS 19 (Amendment), Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures;

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

•	IAS 21 (Amendment), Net Investment in a Foreign Operation;

•	IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions;

•	IAS 39 (Amendment), The Fair Value Option;

•	IFRIC Interpretation 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; and

•	IFRIC Interpretation 6, Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment.
      In accordance with the acquisition agreement between the Company and CNPC dated March 28, 2005, the Company acquired the refining and petrochemical businesses owned by CNPC’s wholly-owned subsidiaries, Ningxia Dayuan Refinery and Petrochemical Company Limited (“Dayuan”) and Qingyang Refinery and Petrochemical Company Limited (“Qingyang”) with a total consideration of Renminbi 9 (“RMB”, the national currency of the PRC).
      The acquisition was a combination of businesses under common control since the Company and CNPC’s refinery and petrochemical businesses owned by Dayuan and Qingyang are under the common control of CNPC. As a result, the Company accounted for the acquisition in a manner similar to a uniting of interests, whereby the assets and liabilities acquired are accounted for at historical cost to CNPC (net liabilities of RMB 183 at the effective date). The consolidated financial statements have been restated to give effect to the acquisition with all periods presented as if the operations of the Group and these refinery and petrochemical businesses have always been combined. The difference between RMB 9 payable and the net liabilities transferred from CNPC have been adjusted against equity.
      In August 2005 the shareholders of the Company approved the acquisition and transfer agreements relating to the Company’s acquisition of a 50% ownership interest in CNPC Exploration and Development Company Limited (“CNPC E&D”). CNPC E&D was formed in 2005 and was wholly owned by China National Oil and Gas Exploration and Development Corporation (“CNODC”, wholly owned by CNPC) and one of its subsidiaries. Under the terms of the related agreements, CNODC transferred certain oil and gas exploration operations into CNPC E&D and the Company contributed to CNPC E&D its wholly-owned subsidiary, PetroChina International Limited (“PTRI”), and cash amounting to approximately RMB 20,162, which is the difference between the cash contribution of RMB 20,741 payable by the Company according to the acquisition agreement and cash consideration of RMB 579 for PTRI receivable by the Company.
      The terms of the agreements grant the Company the right to appoint four of the seven directors of CNPC E&D and enable the Company to maintain effective control over CNPC E&D.
      Similar to the acquisition of the refinery and petrochemical businesses from CNPC described above,the investment in CNPC E&D and related transactions have been accounted for in a manner similar to uniting of interests as all entities involved are under common control by CNPC. The consolidated financial statements of the Company have been restated as if the operations of the Company and CNPC E&D have always been combined. The payment was made directly to CNPC E&D, therefore the difference between RMB 20,162 paid and the net assets of RMB 35,551 at the effective date acquired (including RMB 20,162 contributed by the Company and RMB 50 for the contributed paid-in capital by CNODC and its subsidiary) have been adjusted against equity.

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
      Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. Other than the business combination under common control for which the accounting policy is disclosed in Note 2, the purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of subsidiary acquired, the difference is recognized directly in the consolidated statements of income. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated; unrealized losses are also eliminated but considered an impairment indicator of the asset transferred. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.
      A listing of the Group’s principal subsidiaries is set out in Note 38.

(b) Investments in equity affiliates
      Equity affiliates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in equity affiliates are accounted for by the equity method in the consolidated financial statements of the Group and are initially recognized at cost. Under this method the Group’s share of the post-acquisition income or losses of equity affiliates is recognized in the consolidated statements of income and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. When the Group’s share of losses in an equity affiliate equals or exceeds its interest in the equity affiliate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the equity affiliate. Unrealized gains on transactions between the Group and its equity affiliates are eliminated to the extent of the Group’s interest in the equity affiliates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in equity affiliates includes goodwill identified on acquisition, net of any accumulated loss and is tested for impairment as part of the overall balance. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired associate at the date of acquisition.
      A listing of the Group’s principal equity affiliates is shown in Note 19.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

(c) Investments in jointly controlled entities
      Jointly controlled entities are those over which the Group has contractual arrangements to jointly share control with one or more parties. The Group’s interest in joint ventures is accounted for by the equity method of accounting (Note 3(b)) in the consolidated financial statements.
      A listing of the Group’s principal jointly controlled entities is shown in Note 19.

(d) Transactions with minority interest
      The Group applies a policy of treating transactions with minority interest as transactions with equity participants of the Group. Gains and losses resulting from the disposals to minority interest are recorded in equity. The differences between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired, resulting from the purchase from minority interest, are recorded in equity.

(e) Foreign currencies
      Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Most assets and operations of the Group are located in the PRC, and the functional currency of the Company and most of the consolidated subsidiaries is RMB. For the majority of the overseas oil and gas exploration and production operations, the functional currency is United States Dollar. The consolidated financial statements and the balance sheet of the Company are presented in RMB which is the presentation currency of the Company and most of the consolidated subsidiaries.
      Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the date of the transactions; monetary assets and liabilities denominated in foreign currencies are translated at balance sheet date exchange rates; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognized in the consolidated statements of income. Statements of income and cash flows of the Group’s entities that have a functional currency different from the Group’s presentation currency are translated into the Group’s presentation currency at average exchange rates for the year and their balance sheets are translated at the exchange rates at the balance sheet date. Currency translation differences are recognized in shareholders’ equity.
      The Group did not enter into material hedge contracts during any of the years presented. No foreign currency exchange gains or losses were capitalized in any of the years presented.

(f) Financial instruments
      Financial instruments carried at the balance sheet date include cash and cash equivalents, investments (including available-for-sale investments and time deposits), receivables, payables, lease obligations and debts. Where necessary, the particular recognition methods adopted are disclosed in the individual policy statements associated with each item.
      Derivatives are initially recognized at fair value on the date a derivative contract is entered into with subsequent changes in the fair value recognized in the consolidated statements of income. The Group did not hold any derivative financial instruments for hedging or risk management purposes in any of the years presented.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

(g) Investments
      The Group classifies its investments into the following categories: at fair value through income or loss, held-to-maturity, loans and receivables and available-for-sale.
      Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as investments at fair value through income or loss and included in current assets. The Group did not hold any investments in this category in any of the years presented.
      Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in current assets if their respective maturity dates are twelve months or less from balance sheet date, or in non-current assets if their respective maturity dates are more than twelve months from balance sheet date; the Group did not hold any investments in this category in any of the years presented.
      Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months from the balance sheet date. These are classified as non-current assets. Loans and receivables are initially recorded at fair value and subsequently at amortized cost.
      Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any other categories; these are included in non-current assets unless management intends to dispose of the investment within twelve months of the balance sheet date. Management determines the appropriate classification of the investments at the time of the purchase and re-evaluates such designation on a regular basis.
      Regular purchases and sales of available-for-sale investments are recognized on settlement date, the date that the asset is delivered to or by the Group (the effective acquisition or sale date). Available-for-sale investments are initially recognized at fair value plus transaction costs. Available-for-sale investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership in the investment. Available-for-sale investments are measured at fair value except where there are no quoted market prices in active markets and the fair values cannot be reliably measured using valuation techniques. Available-for-sale investments carried at cost are subject to review for impairment.

(h)	Property, plant and equipment
      Property, plant and equipment, including oil and gas properties (Note 3(i)), are initially recorded at cost less accumulated depreciation, depletion and amortization. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at revalued amounts. Revaluations are performed by independent qualified valuers periodically.
      In the intervening years between independent revaluations, the directors review the carrying values of the property, plant and equipment and adjustment is made where the carrying value differs from fair value.
      Increases in the carrying amount arising on revaluation are credited to the revaluation reserve. Decreases in valuation of property, plant and equipment are first offset against increases from earlier revaluations in respect of the same asset and are thereafter charged to the consolidated statements of income. All other decreases in valuation are charged to the consolidated statements of income.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
Any subsequent increases are credited to the consolidated statements of income up to the amount previously charged.
      Revaluation surpluses realized through the depreciation or disposal of revalued assets are retained in the revaluation reserve and will not be available for offsetting against possible future revaluation losses.
      Depreciation, to write off the cost or valuation of each asset, other than oil and gas properties (Note 3(i)), to their residual values over their estimated useful lives is calculated using the straight-line method.
      The Group uses the following useful lives for depreciation purposes:

Buildings	20-40 years
Plant and equipment	10-25 years
Motor vehicles	7-15 years
      No depreciation is provided for construction in progress until they are completed and ready for use.
      The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
      Property, plant and equipment, including oil and gas properties (Note 3(i)), are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of a cash generating unit exceeds the higher of its fair value less costs to sell and its value in use, which is the estimated net present value of future cash flows to be derived from the continuing use of the assets.
      Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are recorded in the consolidated statements of income.
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

(i)	Oil and gas properties
      The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalized. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalized as construction in progress pending determination of whether the wells find proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Exploratory wells in areas not requiring major capital expenditures are evaluated for economic

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil and gas properties and subject to impairment review (Note 3(h)). For wells that are found to have economically viable reserves in areas where major capital expenditure would be required before production can begin, the related well costs remain capitalized only if additional drilling is under way or firmly planned. Otherwise the well costs are expensed as dry holes. The Group does not have any costs of unproved properties capitalized in oil and gas properties.
      The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. However, in accordance with a special approval from the State Council, the Ministry of Land and Resources has issued production licenses effective from March 2000 to the Group for all of its crude oil and natural gas reservoirs with terms coextensive with the projected production life of those reservoirs, ranging up to 55 years. Production licenses to be issued to the Group in the future will be subject to the 30-year maximum unless additional special approvals can be obtained from the State Council. Each of the Group’s production licenses is renewable upon application by the Group 30 days prior to expiration. Future oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses. Payments on such licenses are made annually and are expensed as incurred.
      The cost of oil and gas properties is amortized at the field level on the unit of production method. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group’s production licenses. The Group’s oil and gas reserves estimates include only crude oil and natural gas which management believes can be reasonably produced within the current terms of these production licenses.

(j)	Intangible assets
      Expenditure on acquired patents, trademarks, technical know-how and licenses is capitalized at historical cost and amortized using the straight-line method over their useful lives, generally over 10 years. Intangible assets are not revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount and is recognized in the consolidated statements of income. The recoverable amount is measured as the higher of fair value less costs to sell and value in use which is the present value of estimated future cash flows to be derived from continuing use of the asset.

(k) Leases
      Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as capital leases. Capital leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. Property, plant and equipment acquired under capital leases are generally depreciated over the useful life of the asset as the Group usually obtains ownership of such leased assets by the end of the lease term.
      Leases of assets under which a significant portion of the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
leases (net of any incentives received from the lessor) are expensed on a straight-line basis over the lease term. Payments made to the PRC’s land authorities to secure land use rights are treated as operating leases. Land use rights are generally obtained through advance lump-sum payments and the terms for use range up to 50 years.

(l) Related parties
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

(m) Inventories
      Inventories are oil products, chemical products and materials and supplies which are stated at the lower of cost and net realizable value. Cost is determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labour, other direct costs and related production overheads, but excludes debt cost. Net realizable value is the estimate of the selling price in the ordinary course of business, less the cost of completion and selling expenses.

(n) Accounts receivable
      Accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision made for impairment of these receivables. Such provision for impairment of accounts receivable is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

(o) Cash and cash equivalents
      Cash and cash equivalents comprise cash in hand, deposits held with banks and highly liquid investments with original maturities of three months or less from the time of purchase.

(p) Debts
      Debts are recognized initially at the fair value, net of transaction costs incurred. In subsequent periods, debts are stated at amortized cost using the effective yield method. Any difference between proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of income over the terms of the debts, except for the portion eligible for capitalization.
      Debts are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

(q) Taxation
      The Company has obtained approval from the State Administration for Taxation to report taxable income on a consolidated basis.
      Deferred tax is provided in full, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable income or loss. Currently enacted tax rates are used to determine deferred tax.
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
      The Group also incurs various other taxes and levies that are not income taxes. “Taxes other than income taxes”, which form part of the operating expenses, primarily comprise a special levy on domestic sales of crude oil (See Note 7), consumption tax, resource tax, urban construction tax, education surcharges and business tax.

(r) Revenue recognition
      Sales are recognized upon delivery of products and customer acceptance or performance of services, net of sales taxes and discounts. Revenues are recognized only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods in the ordinary course of the Group’s activities, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably and collectability of the related receivables is reasonably assured.
      The Group markets a portion of its natural gas production under take-or-pay contracts. Customers under the take-or-pay contracts are required to take or pay for the minimum natural gas deliveries specified in the contract clauses. Revenue recognition for natural gas sales and transmission tariff under the take-or-pay contracts follows the accounting policies described in this note. Payments received from customers for natural gas not yet taken are recorded as deferred revenues until actual deliveries take place.
      The Group reports gross the revenue under take-or-pay contracts in the consolidated statements of income. As a result of a communication to the oil and gas industry issued by the US Securities and Exchange Commission in February 2005 requesting additional disclosures regarding buy/sell contracts, the Group reviewed such contracts and estimated that, if buy/sell contracts were reported net, both “Sales and other operating revenues” and “Purchase, services and other” for the years ended December 31, 2004, 2005 and 2006 would be reduced by RMB 2,217, RMB 1,384 and RMB 2,119, respectively, with no impact on net income.

(s) Provisions
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

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      Provision for future decommissioning and restoration is recognized in full on the installation of oil and gas properties. The amount recognized is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than the one due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

(t) Research and development
      Research expenditure incurred is recognized as an expense. Costs incurred on development projects are recognized as intangible assets to the extent that such expenditure is expected to generate future economic benefits. Research and development expenses were RMB 2,977, RMB 3,195 and RMB 4,260 for the years ended December 31, 2004, 2005 and 2006, respectively.

(u) Retirement benefit plans
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

(v) Share-based compensation — Share appreciation rights
      Compensation under the share appreciation rights is measured based on the fair value of the liability incurred and is expensed over the vesting period. The liability is remeasured at each balance sheet date to its fair value until settlement with all changes included in employee compensation cost in the consolidated statements of income; the related liability is included in the salaries and welfare payable. The Group does not have any other share-based compensation.

(w) New accounting developments
      (1) New standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Group
      The following new standard and interpretations to existing standards have been published that are mandatory for accounting periods beginning on or after May 1, 2006 or later periods but that the Group has not early adopted:

•	IFRS 7, Financial Instruments: Disclosures, and the complementary Amendment to IAS 1, Presentation of Financial Statements — Capital Disclosures
      IFRS 7 introduces new disclosures relating to financial instruments. The Group does not expect the standard to have any impact on the classification and valuation of the Group’s financial instruments.

•	IFRIC Interpretation 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006)

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      IFRIC Interpretation 10 prohibits the impairment losses recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply IFRIC Interpretation 10 from January 1, 2007, but it is not expected to have any impact on the consolidated financial statements.
      (2) Interpretations to existing standards that are not yet effective and not relevant for the Group’s operations
      The following interpretations to existing standards have been published that are mandatory for accounting periods beginning on or after May 1, 2006 or later periods but are not relevant for the Group’s operations:

•	IFRIC Interpretation 7, Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies (effective from March 1, 2006)

•	IFRIC Interpretation 9, Reassessment of Embedded Derivatives (effective for annual periods beginning on or after June 1, 2006)

(x) Convenience translation
      The consolidated financial statements are expressed in RMB. Solely for the convenience of the reader, the December 31, 2006, the consolidated financial statements have been translated into United States dollars at the noon buying rate in New York City on December 31, 2006 for cable transfer in RMB as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00 = RMB 7.8041. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2006, or at any other date.

4	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
      Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
      The matters described below are considered to be the most critical in understanding the judgements that are involved in preparing the Group’s consolidated financial statements.

(a) Estimation of oil and natural gas reserves
      Oil and nature gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortization charges to the consolidated statement of income. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In general, changes in the technical maturity of oil and natural gas reserves resulting from new information becoming available from development and production activities have tended to be the most significant cause of annual revisions. Changes to the Group’s estimates of proved reserves, particularly proved developed reserves, affect the amount of depreciation, depletion and amortization recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
in proved developed reserves will increase depreciation, depletion and amortization charges (assuming constant production) and reduce net income.

(b) Estimated impairment of property, plant and equipment
      Property, plant and equipment, including oil and gas properties, are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future prices of crude oil, refined products and chemical products and production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plan. These assumptions also include those relative to the pricing regulations by the regulatory agencies in China that the policies will not restrict the profit margins of refined products to levels that will be insufficient to recover the carrying cost of the related production assets. Favorable changes to some assumptions may avoid the need to impair any assets in these years, whereas unfavourable changes may cause the assets to become impaired.

(c) Estimation of asset retirement obligations
      Provisions are recognized for the future decommissioning and restoration of oil and gas properties. The amounts of the provisions recognized are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic life of oil and gas properties. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic life of oil and gas properties.

5	EMPLOYEE COMPENSATION COSTS

	Year Ended December 31,

	2004	2005	2006

	RMB	RMB	RMB
Wages and salaries	15,449	19,351	26,629
Social security costs(i)	7,485	10,324	12,532

	22,934	29,675	39,161

(i)	Social security costs mainly represent contributions to funds for staff welfare organized by the PRC municipal and provincial governments including contribution to the retirement benefit plans (See Note 29).

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

6	SHUT DOWN OF MANUFACTURING ASSETS
      During the years ended December 31, 2004, 2005 and 2006, the Group provided RMB 220, RMB Nil and RMB Nil respectively for the shut down of certain less efficient operating facilities in the refining and chemical manufacturing plants.
      The charge of RMB 220 provided for in the year ended December 31, 2004 represented the net book value of the refining facilities (RMB 192) and chemical facilities (RMB 28).
      There were no employee termination or relocation costs relating to the shut down of these manufacturing equipments.

7	TAXES OTHER THAN INCOME TAXES
      Taxes other than income taxes include RMB Nil, RMB Nil and RMB 28,914 for the year ended December 31, 2004, 2005 and 2006 of special levy which is paid or payable on the portion of income realized by petroleum exploration enterprises from the sales of domestic crude oil at prices higher than a specific level. This levy was imposed by the PRC government and became effective from March 26, 2006.

8	INTEREST EXPENSE

	Year Ended December 31,

	2004	2005	2006

	RMB	RMB	RMB
Interest on
— loans	3,846	3,766	3,739
— capital leases	2	1	—
Accretion expense (Note 25)	54	60	796
Less: amounts capitalized	(1,006)	(1,065)	(1,315)

	2,896	2,762	3,220

      Amounts capitalized are debt costs related to funds borrowed specifically for the purpose of acquiring qualifying assets. Interest rates on such capitalized debts were 5.020% per annum in 2004, 5.265% per annum in 2005 and ranged from 5.265% to 5.832% per annum in 2006.

9	INCOME TAXES

	Year Ended December 31,

	2004	2005	2006

	RMB	RMB	RMB
Current taxes	40,331	50,221	50,972
Deferred taxes (Note 26)	3,267	3,959	(1,196)

	43,598	54,180	49,776

      In accordance with the relevant PRC income tax rules and regulations, the PRC income tax rate applicable to the Group is principally 33% for the years ended December 31, 2004, 2005 and 2006. Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of reduced income tax rate to 15% through the year 2010 or accelerated depreciation of certain property, plant and equipment.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      The tax on the Group’s income before income taxes differs from the theoretical amount that would arise using the statutory tax rate in the PRC applicable to the Group as follows:

	Year Ended December 31,

	2004	2005	2006

	RMB	RMB	RMB
Income before income taxes	151,244	193,822	199,173

Tax calculated at a tax rate of 33%	49,911	63,961	65,727
Prior year tax return adjustment	27	364	243
Effect of preferential tax rate	(6,886)	(10,744)	(14,169)
Tax effect of income not subject to tax	(913)	(427)	(1,602)
Tax effect of expenses not deductible for tax purposes	2,428	1,026	2,466
Effect of income taxes from international operations in excess of taxes at the PRC statutory rate	—	—	1,512
Reversal of a tax liability in an amount of RMB 4,401 million in relation to certain crude oil sales that were exempted from tax prior to the establishment of the company in November 1999	—	—	(4,401)
Utilization of previously unrecognized tax loss of subsidiaries	(969)	—	—

Tax charge	43,598	54,180	49,776

10	BASIC AND DILUTED NET INCOME PER SHARE
      Basic and diluted earnings per share for the year ended December 31, 2004 have been computed by dividing income for the year attributable to equity holders of the Company by the number of 175,824 million shares issued and outstanding for the year.
      Basic and diluted earnings per share for the year ended December 31, 2005 have been computed by dividing income for the year attributable to equity holders of the Company by weighted average number of 176,770 million shares issued and outstanding for the year.
      Basic and diluted earnings per share for the year ended December 31, 2006 have been computed by dividing income for the year attributable to equity holders of the Company by the number of 179,021 million shares issued and outstanding for the year.
      There are no potential dilutive ordinary shares.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

11	DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

	Year Ended December 31,

	2004	2005	2006

	RMB	RMB	RMB
Final dividends attributable to equity holders of the Company for 2003 (Note (i))	13,947	—	—
Interim dividends attributable to equity holders of the Company for 2004 (Note (ii))	20,381	—	—
Final dividends attributable to equity holders of the Company for 2004 (Note (iii))	—	25,936	—
Interim dividends attributable to equity holders of the Company for 2005 (Note (iv))	—	27,731	—
Final dividends attributable to equity holders of the Company for 2005 (Note (v))	—	—	32,282
Interim dividends attributable to equity holders of the Company for 2006 (Note (vi))	—	—	36,307

	34,328	53,667	68,589

(i)	Final dividends attributable to equity holders of the Company in respect of 2003 of RMB 0.079324 per share amounting to a total of RMB 13,947 were paid on June 2, 2004, and were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2004.

(ii)	Interim dividends attributable to equity holders of the Company in respect of 2004 of RMB 0.115919 per share amounting to a total of RMB 20,381 were paid on October 8, 2004, and were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2004.

(iii)	Final dividends attributable to equity holders of the Company in respect of 2004 of RMB 0.147511 per share amounting to a total of RMB 25,936 were paid on June 10, 2005, and were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2005.

(iv)	Interim dividends attributable to equity holders of the Company in respect of 2005 of RMB 0.157719 per share amounting to a total of RMB 27,731 were paid on September 30, 2005, and were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2005.

(v)	Final dividends attributable to equity holders of the Company in respect of 2005 of RMB 0.180325 per share amounting to a total of RMB 32,282 were paid on June 9, 2006, and were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2006.

(vi)	Interim dividends attributable to equity holders of the Company in respect of 2006 of RMB 0.202806 per share amounting to a total of RMB 36,307 were paid on September 26, 2006 and were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2006.

(vii)	At the meeting on March 19, 2007, the Board of Directors proposed final dividends attributable to equity holders of the Company in respect of 2006 of RMB 0.154699 per share amounting to a total of RMB 27,694. These consolidated financial statements do not reflect this dividend

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

payable as the final dividends were proposed after the balance sheet date and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2007 when approved at the forthcoming annual general meeting.

12	CASH AND CASH EQUIVALENTS
      The weighted average effective interest rate on bank deposits was 1.97% and 1.95% for the years ended December 31, 2005 and 2006, respectively.

13	INVESTMENTS IN COLLATERALIZED LOANS
      Securities, in the form of loans collateralized by principally PRC government bonds, purchased by the Group are recorded as investments in collateralized loans. These securities have terms ranging from 3 days to 182 days. The difference between the purchase price and the amount that the Group is expected to receive upon the maturity of these securities is accounted as interest income and accrued over the lives of the corresponding securities using the effective yield method. Investments in collateralized loans are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus interest accrued.

14	NOTES RECEIVABLE
      Notes receivable represent mainly the bills of acceptance issued by banks for sale of goods and products. All notes receivable are due within one year.

15	ACCOUNTS RECEIVABLE

	At
	December 31,

	2005	2006

	RMB	RMB
Accounts receivable due from third parties	6,483	9,498
Accounts receivable due from related parties	2,145	2,247
Less: Provision for impairment of receivables	(3,998)	(3,257)

	4,630	8,488

      Movement in provision for impairment of accounts receivable is as follows:

	Year Ended
	December 31,

	2004	2005	2006

	RMB	RMB	RMB
Balance at beginning of the year	5,952	4,848	3,998
Provision/(Write back)	(408)	(333)	(126)
Amount written off against provision	(696)	(517)	(615)

Balance at end of the year	4,848	3,998	3,257

      Amounts due from related parties are interest free and unsecured (Note 34).

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

16	INVENTORIES

	At
	December 31,

	2005	2006

	RMB	RMB
Crude oil and other raw materials	22,396	24,143
Work in progress	5,933	5,493
Finished goods	35,131	47,263
Spare parts and consumables	43	41

	63,503	76,940
Less: Write down in inventories	(770)	(902)

	62,733	76,038

      Movements in allowance for write down in inventories, which relate primarily to oil and chemical products, are as follows:

	Year Ended
	December 31,

	2004	2005	2006

	RMB	RMB	RMB
Balance at beginning of the year	803	926	770
Provision /(Write back)	147	(139)	140
Amount written off against provision	(24)	(17)	(8)

Balance at end of the year	926	770	902

      Cost of inventory (approximates cost of goods sold) recognized as expense amounted to RMB 174,169, RMB 257,957 and RMB 341,456 for the years ended December 31, 2004, 2005 and 2006, respectively.
      Inventories of the Group carried at net realizable value amounted to RMB 2,236 and RMB 3,415 at December 31, 2005 and 2006, respectively.

17	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	At
	December 31,

	2005	2006

	RMB	RMB
Other receivables	9,404	7,083
Amounts due from related parties	13,524	15,925
Less: Provision for impairment of these receivables	(6,814)	(6,506)

	16,114	16,502
Advances to suppliers	5,819	6,087
Prepaid expenses	279	326
Other current assets	461	366

	22,673	23,281

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
      Movements in provision for impairment of these receivables are as follows:

	Year Ended
	December 31,

	2004	2005	2006

	RMB	RMB	RMB
Balance at beginning of the year	6,365	7,255	6,814
Provision/(Write back)	1,084	(122)	(190)
Amount written off against provision	(194)	(319)	(118)

Balance at end of the year	7,255	6,814	6,506

18	PROPERTY, PLANT AND EQUIPMENT

Year Ended		Oil and Gas	Plant and	Motor		Construction
December 31, 2005	Buildings	Properties	Equipment	Vehicles	Other	in Progress	Total

	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation
At beginning of the year	64,824	428,577	250,840	9,397	6,705	39,137	799,480
Additions	1,394	14,308	1,292	1,744	122	119,199	138,059
Transfers	7,661	67,223	27,451	—	362	(102,697)	—
Disposals or write off	(714)	(11,817)	(2,152)	(286)	(95)	—	(15,064)
Currency translation differences	(32)	(659)	(67)	(26)	(43)	(42)	(869)

At end of the year	73,133	497,632	277,364	10,829	7,051	55,597	921,606

Accumulated depreciation and impairment
At beginning of the year	(12,905)	(180,926)	(112,000)	(4,810)	(3,025)	(202)	(313,868)
Charge for the year	(3,454)	(25,819)	(18,234)	(955)	(749)	—	(49,211)
Disposals or write off	329	3,054	1,279	200	76	104	5,042
Currency translation differences	1	275	23	10	12	—	321

At end of the year	(16,029)	(203,416)	(128,932)	(5,555)	(3,686)	(98)	(357,716)

Net book value
At end of the year	57,104	294,216	148,432	5,274	3,365	55,499	563,890

Carrying value of the property, plant and equipment had they been stated at cost less accumulated depreciation	52,779	289,820	131,411	4,787	2,810	55,499	537,106

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

Year Ended		Oil and Gas	Plant and	Motor		Construction
December 31, 2006	Buildings	Properties	Equipment	Vehicles	Other	in Progress	Total

	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation
At beginning of the year	73,133	497,632	277,364	10,829	7,051	55,597	921,606
Additions	516	4,080	656	1,597	20	145,361	152,230
Transfers	7,156	85,178	33,621	—	989	(126,944)	—
Disposals or write off	(723)	(11,420)	(3,756)	(297)	(102)	—	(16,298)
Currency translation differences	61	(149)	(50)	(17)	18	(122)	(259)

At end of the year	80,143	575,321	307,835	12,112	7,976	73,892	1,057,279

Accumulated depreciation and impairment
At beginning of the year	(16,029)	(203,416)	(128,932)	(5,555)	(3,686)	(98)	(357,716)
Charge for the year	(3,643)	(31,540)	(21,431)	(1,107)	(755)	(199)	(58,675)
Disposals or write off	418	1,186	2,544	126	67	—	4,341
Currency translation differences	(19)	93	35	6	(7)	—	108

At end of the year	(19,273)	(233,677)	(147,784)	(6,530)	(4,381)	(297)	(411,942)

Net book value
At end of the year	60,870	341,644	160,051	5,582	3,595	73,595	645,337

Carrying value of the property, plant and equipment had they been stated at cost less accumulated depreciation	57,204	338,007	145,571	5,171	3,120	73,595	622,668

      The additions of oil and gas properties of the Group included RMB 13,258 and RMB 3,589 for the year ended December 31, 2005 and 2006 respectively relating to the asset retirement obligations recognized during the year (See Note 25).
      The depreciation charge of the Group included RMB 4,020, RMB 3,019 and RMB 2,642 relating to impairment provision for property, plant and equipment the years ended December 31, 2004, 2005 and 2006, respectively. Of this amount, RMB 798, RMB 1,955 and RMB 908 for the years ended December 31, 2004, 2005 and 2006 respectively was related to the Chemicals and Marketing segment, RMB 1,423, RMB 372 and RMB 1,734 for the year ended December 31, 2004, 2005 and 2006 respectively was for the Refining and Marketing segment, and RMB 1,799, RMB 692 and RMB Nil for the year ended December 31, 2004, 2005 and 2006 respectively was for the Exploration and Production segment.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      Buildings owned by the Group are on leased land. The net book values of the buildings owned by the Group can be analyzed by the following categories of lease terms:

	At December 31,

	2005	2006

	RMB	RMB
Short-term lease (less than 10 years)	336	363
Medium-term lease (10 to 50 years)	56,768	60,507

	57,104	60,870

      Substantially all the buildings of the Group are located in the PRC.
      The net book values of property, plant and equipment under capital leases at the end of year are as follows:

	At
	December 31,

	2005	2006

	RMB	RMB
Exploration and Production	45	45
Refining and Marketing	—	—
Chemicals and Marketing	—	—
Accumulated depreciation	(12)	(18)

	33	27

      Capital leases are principally related to plant and equipment and generally contain purchase options at the end of the lease terms.
      The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2004, 2005 and 2006.

	Year Ended December 31,

	2004	2005	2006

	RMB	RMB	RMB
Beginning balance at January 1	4,335	5,751	8,296
Additions to capitalized exploratory well costs pending the determination of proved reserves	10,913	16,181	19,076
Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(4,756)	(7,089)	(8,880)
Capitalized exploratory well costs charged to expense	(4,741)	(6,547)	(9,494)

Ending balance at December 31	5,751	8,296	8,998

Number of wells at year end	783	993	869

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed.

	At December 31,

	2005	2006

	RMB	RMB
One year or less	8,023	8,359
Over one year	273	639

Balance at December 31	8,296	8,998

      RMB 639 at December 31, 2006 for capitalized exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.
      Cash payments of RMB 25,099 and RMB 26,052 have been incurred in connection with exploration activities, including RMB 9,019 and RMB 9,328 related to operating activities and RMB 16,080 and RMB 16,724 related to investing activities for the year ended December 31, 2005 and 2006, respectively.
      A valuation of the Group’s property, plant and equipment, excluding oil and gas reserves, was carried out during 1999 by independent valuers on depreciated replacement costs basis.
      The 1999 revaluation resulted in RMB 80,549 in excess of the prior carrying value and a revaluation loss of RMB 1,122 on certain property, plant and equipment.
      As at September 30, 2003, a revaluation of the Group’s refining and chemical production equipment was undertaken by a firm of independent valuers, China United Assets Appraiser Co., Ltd, in the PRC on a depreciated replacement cost basis.
      The September 2003 revaluation resulted in RMB 872 in excess of the carrying value on certain property, plant and equipment immediately prior to the revaluation and a revaluation loss of RMB 1,257.
      As at March 31, 2006, a revaluation of the Group’s oil and gas properties was undertaken by independent valuers, China United Assets Appraiser Co., Ltd and China Enterprise Appraisals, on a depreciated replacement cost basis. The revaluation did not result in significant difference from their carrying value.
      Repair and maintenance costs were RMB 6,314, RMB 7,880 and RMB 9,233 for the years ended December 31, 2004, 2005 and 2006, respectively.
      Bank debts are secured on property, plant and equipment with a net book value of RMB 75 and RMB 39 at December 31, 2005 and 2006, respectively.
      Depreciation expenses on property, plant and equipment are as follows:

	Year Ended December 31,

	2004	2005	2006

	RMB	RMB	RMB
Owned assets	46,988	49,198	58,669
Assets under capital lease	23	13	6

	47,011	49,211	58,675

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

19	INVESTMENTS IN EQUITY AFFILIATES AND JOINTLY CONTROLLED ENTITIES
      The Group’s interests in its principal equity affiliates and jointly controlled entities (all of which are unlisted), together with its share of their respective assets, liabilities, revenues, and incomes, were as follows:

	Country of					Interest	Type of
Name	Incorporation	Assets	Liabilities	Revenue	Income	Held %	Share

At December 31,2005
Dalian West Pacific Petrochemical Co., Ltd.	PRC	3,114	2,233	8,563	135	28.4	ordinary
China Marine Bunker (PetroChina) Co., Ltd.	PRC	3,210	2,098	14,021	127	50.0	ordinary
Other		19,832	9,447	30,579	2,139	20.0-70.0	ordinary

		26,156	13,778	53,163	2,401

At December 31,2006
Dalian West Pacific Petrochemical Co., Ltd.	PRC	3,410	2,608	10,188	6	28.4	ordinary
China Marine Bunker (PetroChina) Co., Ltd.	PRC	3,388	2,098	19,003	139	50.0	ordinary
PetroKazakhstan Inc.	Canada	22,642	1,240	144	43	67.0	ordinary
Other		26,995	17,533	40,903	2,089	20.0-70.0	ordinary

		56,435	23,479	70,238	2,277

      Dividends received and receivable from equity affiliates and jointly controlled entities were RMB 634 and RMB 1,730 at December 31, 2005 and 2006, respectively.
      Investments in equity affiliates and jointly controlled entities of RMB 1,104 and RMB 59 were disposed of with a loss of RMB 2 and a profit of RMB 10 incurred for the years ended December 31, 2005 and 2006, respectively.
      The Group acquired a 67% equity interest in PetroKazakhstan Inc. from CNPC International Limited, a subsidiary of CNPC, effective on December 28, 2006 for RMB 21,376. The revenue and income disclosed in the table above represents the Group’s share of PetoKazakhstan Inc.’s revenue and income for the period from December 28, 2006 to December 31, 2006. Pursuant to the shareholders’ agreement in relation to the acquisition of PetroKazakhstan Inc., each shareholder has a veto right relating to certain financial and operating decisions, and is therefore considered as having joint control over PetroKazakhstan Inc.. In accordance with the Group’s accounting policy, the Group accounts for its investment in PetroKazakhstan Inc., using the equity method of accounting from December 28, 2006.

20	AVAILABLE-FOR-SALE INVESTMENTS

	At December 31,

	2005	2006

	RMB	RMB
Unlisted available-for-sale investments	1,907	2,562
Less: Impairment provision	(677)	(508)

	1,230	2,054

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      Available-for-sale investments comprise principally unlisted equity securities.
      Dividend income from available-for-sale investments was RMB 113, RMB 109 and RMB 208 for the years ended December 31, 2004, 2005 and 2006, respectively.
      Available-for-sale investments of RMB 1,003 and RMB 1 were disposed of with a loss of RMB 27 and a profit of RMB 3 incurred for the years ended December 31, 2005 and 2006, respectively.
      Movements in provision for impairment of available-for-sale investments are as follows:

	Year Ended December 31,

	2004	2005	2006

	RMB	RMB	RMB
Balance at beginning of the year	813	755	677
Provision/ (Write back)	26	(23)	32
Amount written off against provision	(84)	(55)	(201)

Balance at end of the year	755	677	508

21	ADVANCE OPERATING LEASE PAYMENTS

	At
	December 31,

	2005	2006

	RMB	RMB
Land use rights	9,786	12,184
Advance lease payments	6,449	8,284

	16,235	20,468

      Land use rights have terms up to 50 years. Advance lease payments are principally for use of land sub-leased from entities other than PRC land authorities. These advance operating lease payments are amortized over the related lease periods using the straight-line method.

22	INTANGIBLE AND OTHER ASSETS
      Intangible and other assets consist of the following:

	At December 31,

	2005			2006

		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

	RMB	RMB	RMB	RMB	RMB	RMB
Patents	2,166	(1,140)	1,026	2,325	(1,109)	1,216
Technical know-how	325	(209)	116	276	(103)	173
Other	2,664	(684)	1,980	3,369	(1,041)	2,328

Intangible assets	5,155	(2,033)	3,122	5,970	(2,253)	3,717

Other assets			1,889			2,910

			5,011			6,627

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      Amortization on intangible and other assets was RMB 755, RMB 888 and RMB 1,250 for the years ended December 31, 2004, 2005 and 2006, respectively.
      Patents principally represent expenditure incurred in acquiring processes and techniques that are generally protected by relevant government authorities. Identifiable technical know-how are amounts attributable to operational technology acquired in connection with purchase of equipment.

23	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	At
	December 31,

	2005	2006

	RMB	RMB
Trade payable	13,749	22,490
Advances from customers	7,698	9,310
Salaries and welfare payable	7,353	8,844
Accrued expenses	4	10
Dividends payable by subsidiaries to minority shareholders	93	60
Interest payable	27	3
Construction fee and equipment cost payables	16,420	28,349
One-time employee housing remedial payment payable	1,174	933
Other payables	12,158	14,910
Amounts due to related parties	41,082	35,273

	99,758	120,182

      Other payables consist primarily of customer deposits.
      Amounts due to related parties are interest-free, unsecured and with no fixed terms of repayment (Note 34).

24	DEBTS

(a) Short-term debts

	At
	December 31,

	2005	2006

	RMB	RMB
Bank loans
— secured	34	23
— unsecured	12,753	14,812
Loans from fellow CNPC subsidiary	520	320
Other	57	1

	13,364	15,156
Current portion of long-term debts	15,325	20,607

	28,689	35,763

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

(b) Long-term debts

		At December 31,

	Interest Rate and Final Maturity	2005	2006

		RMB	RMB
Renminbi — denominated debts:
Bank loans for the development of oil fields and construction of refining plants	Majority floating interest rates ranging from 5.18% to 6.16% per annum as of December 31, 2006, with maturities through 2022	9,778	8,390
Bank loans for working capital	Floating interest rate at 5.18% per annum as of December 31, 2006, with maturities through 2007	6,030	6,000
Loans from fellow CNPC subsidiary for the development of oil fields and construction of refining plants	Floating interest rates ranging from 4.46% to 5.18% per annum as of December 31, 2006, with maturities through 2032	16,462	16,782
Working capital loans from fellow CNPC subsidiary	Majority floating interest rates at 4.61% per annum as of December 31, 2006, with maturities through 2008	4,335	4,130
Working capital loans	Fixed interest rates at 6.32% per annum with no fixed repayment term	5	5
Corporate debenture for the development of oil fields and construction of refining plants	Fixed interest rate at 4.50% per annum with maturities through 2007	1,350	1,365
Corporate debenture for the development of oil and gas properties	Fixed interest rates ranging from 3.76% to 4.11% per annum with maturities through 2013	1,500	3,523
US Dollar — denominated debts:
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from free to 9.00% per annum with maturities through 2038	1,404	969
Bank loans for the development of oil fields and construction of refining plants	Floating interest rates ranging from 4.72% to 6.17% per annum as of December 31, 2006, with maturities through 2014	6,751	3,589
Bank loans for working capital	Floating interest rates ranging from LIBOR plus 0.40% to LIBOR plus 5.00% per annum as of December 31, 2006 with maturities through 2008	1,362	1,326
Bank loans for acquisition of overseas oil and gas properties	Floating interest rate at LIBOR plus 0.55% per annum as of December 31, 2006, with maturities through 2009	1,614	1,368
Loans from fellow CNPC subsidiary for the development of oil fields and construction of refining plants	Floating interest rates ranging from LIBOR minus 0.25% to LIBOR plus 0.50% per annum as of December 31, 2006, with maturities through 2020	2,852	4,481

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

		At December 31,

	Interest Rate and Final Maturity	2005	2006

		RMB	RMB
Loans from fellow CNPC subsidiary for acquisition of overseas oil and gas properties	Floating interest rate at LIBOR plus 0.40% per annum as of December 31, 2006, with maturities through 2006	593	—
Loans from fellow CNPC subsidiary for working capital	Floating interest rates ranging from LIBOR plus 0.50% to LIBOR plus 0.69% per annum as of December 31, 2006, with maturities through 2008	2,557	1,471
Loans for the development of oil fields and construction of refining plants	Fixed interest rate at 1.55% per annum with maturities through 2022	509	462
Loans for working capital	Floating interest rate at LIBOR plus 0.35% per annum as of December 31, 2006, with maturities through 2008	668	650
Corporate debenture for the development of oil fields and construction of refining plants	Fixed interest rate at 3.00% per annum with maturities through 2019	347	353
Corporate debenture for the development of oil and gas properties	Fixed interest rate at 9.50% per annum with maturities through 2011	844	817
Corporate debenture for the development of oil and gas properties	Fixed interest rate at 15.00% per annum with maturities through 2008	292	179
Japanese Yen — denominated debts:
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from 2.42% to 5.30% per annum with maturities through 2010	226	75
Euro — denominated debts:
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from 2.00% to 2.30% per annum with maturities through 2023	256	257
British Pound — denominated debts:
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rate at 2.85% per annum with maturities through 2007	160	49

Total long-term debts		59,895	56,241

Less: Current portion of long-term debts		(15,325)	(20,607)

		44,570	35,634

      For loans denominated in RMB with floating interest rates, the interest rates are re-set annually on the respective anniversary dates based on interest rates announced by the People’s Bank of China. For loans denominated in currencies other than RMB with floating rates, the interest rates are re-set quarterly or semi-annually as stipulated in the respective agreements. Other loans represent loans

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
from independent third parties other than banks. Interest free loans amounted to RMB 110 and RMB 68 at December 31, 2005 and 2006, respectively.
      Debts of RMB 674 and RMB 597 were guaranteed by CNPC and its subsidiaries at December 31, 2005 and 2006, respectively.
      The Group’s debts include secured liabilities (bank debts) totalling RMB 1,108 and RMB 359 at December 31, 2005 and 2006, respectively. These bank debts are secured mostly over certain of the Group’s properties and time deposits with maturities over one year.

	At December 31,

	2005	2006

	RMB	RMB
Total debts:
— interest free	110	68
— at fixed rates	19,640	20,850
— at floating rates	53,509	50,479

	73,259	71,397

Weighted average effective interest rates:
— bank loans	5.26%	5.51%
— loans from fellow CNPC subsidiary	4.90%	4.98%
— other loans	3.38%	3.93%
— corporate debentures	5.86%	5.04%
      The carrying amounts and fair values of long-term debts are as follows:

	Carrying Amounts
	At December 31,

	2005	2006

	RMB	RMB
Bank loans	27,581	22,023
Loans from fellow CNPC subsidiary	26,799	26,864
Corporate debentures	4,333	6,237
Other	1,182	1,117

	59,895	56,241

	Fair Values At
	December 31,

	2005	2006

	RMB	RMB
Bank loans	27,397	21,858
Loans from fellow CNPC subsidiary	26,795	26,861
Corporate debentures	4,173	5,852
Other	1,049	997

	59,414	55,568

      The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
substantially the same terms and characteristics at the balance sheet dates. Such discount rates ranged from 0.13% to 7.45% and 0.53% to 6.54% per annum as of December 31, 2005 and 2006, respectively depending on the type of the debts. The carrying amounts of short-term debts approximate their fair value.
      Maturities of long-term debts at the dates indicated below are as follows:

	At December 31,

	2005	2006

	RMB	RMB
First year	15,325	20,607
Second year	18,373	11,797
Third year	11,393	6,024
Fourth year	2,492	1,504
Fifth year	1,057	2,921
Thereafter	11,255	13,388

	59,895	56,241

25	ASSET RETIREMENT OBLIGATIONS

	Year Ended December 31,

	2004	2005	2006

	RMB	RMB	RMB
At beginning of the year	735	919	14,187
Liabilities incurred	48	13,258	3,589
Liabilities settled	—	(1)	(105)
Accretion expense (Note 8)	54	60	796
Currency translation differences	82	(49)	14

At end of the year	919	14,187	18,481

      Asset retirement obligations are in relation to oil and gas properties (See Note 18).
      The 2004 opening balance represented the obligation recognized by CNPC E&D acquired by the Company through a business combination under common control (See Note 2).
      Before the issuance of two provincial regulations which set forth specific abandonment and disposal processes for oil and gas exploration and production activities in 2005, the Group was neither legally obligated to, nor was the Group under any constructive obligations to take any abandonment measures for its retired oil and gas properties located in China. For safety purposes, the Group performed capping or plugging on certain wells, which were considered to be in areas with extensive human use at the time of the abandonment.
      In 2005, the Group established standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of two provincial regulations which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. As a result of this change in legal requirements as well as the Group’s practice in China, the Group became legally obligated to take abandonment measures for its retired oil and gas properties located

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
in the two provinces where the new regulations were enacted and is constructively obligated to take abandonment measures for its retired oil and gas properties located in all other provinces in China.
      The Group does not have any assets that are legally restricted for purposes of setting asset retirement obligations.

26	DEFERRED TAXES
      Deferred taxes are calculated on temporary differences under the liability method using a principal tax rate of 33%.
      The movements in the deferred tax liabilities are as follows:

	Year Ended December 31,

	2004	2005	2006

	RMB	RMB	RMB
At beginning of the year	13,436	16,902	20,759
Income statement charge/(credit) (Note 9)	3,267	3,959	(1,196)
Charged to/(credit) equity
— currency translation difference	199	(102)	20

At end of the year	16,902	20,759	19,583

      Deferred tax balances are attributable to the following items:

	At December 31,

	2005	2006

	RMB	RMB
Deferred tax assets
Current:
Provisions, primarily for receivables and inventories	(4,767)	(7,107)
Tax losses of subsidiaries	(1,014)	(2,175)
Non current:
Shut down of manufacturing assets and impairment of long-term assets	(4,022)	(4,342)
Other	(796)	(457)

Total deferred tax assets	(10,599)	(14,081)

Deferred tax liabilities
Current:
Sales	4,401	—
Non current:
Accelerated tax depreciation	26,615	33,398
Other	342	266

Total deferred tax liabilities	31,358	33,664

Net deferred tax liabilities	20,759	19,583

      There were no material unrecognized tax losses at December 31, 2006.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

27	SHARE CAPITAL

	At December 31,

	2005	2006

	RMB	RMB
Registered, issued and fully paid:
State-owned shares	157,922	157,922
H shares	21,099	21,099

	179,021	179,021

	Year Ended December 31,

Number of Shares of the Company (millions)	2004	2005	2006

	RMB	RMB	RMB
Beginning balance	175,824	175,824	179,021
Issue of shares	—	3,197	—

Ending balance	175,824	179,021	179,021

      In accordance with the Restructuring Agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion state-owned shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion state-owned shares were the initial registered capital of the Company with a par value of RMB 1.00 per share.
      On April 7, 2000, the Company issued 17,582,418,000 shares, represented by 13,447,897,000 H shares and 41,345,210 American Depositary Shares (“ADSs”) (each representing 100 H shares) in a global initial public offering (“Global Offering”) and the trading of the H shares and the ADSs on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange commenced on April 7, 2000 and April 6, 2000, respectively. The H shares and ADSs were issued at prices of HK$1.28 per H share and US$16.44 per ADS respectively for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares.
      Pursuant to the approval of the China Securities Regulatory Commission, 1,758,242,000 state-owned shares of the Company owned by CNPC were converted into H shares for sale in the Global Offering.
      In September 2005, the Company issued 3,196,801,818 new H shares at HK$6.00 per share and net proceeds to the Company amounted to approximately RMB 19,692. CNPC also sold 319,680,182 state-owned shares it held concurrently with PetroChina’s sale of new H shares in September 2005.
      Shareholders’ rights are governed by the PRC Company Law that requires an increase in registered capital to be approved by the shareholders in shareholders’ general meetings and the relevant PRC Government and regulatory authorities.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

28	RESERVES

	Year Ended
	December 31,

	2005	2006

	RMB	RMB
Revaluation Reserve
Beginning balance	79,946	79,946

Ending balance	79,946	79,946
Capital Reserve
Beginning balance	(25,376)	(8,881)
Issue of shares (Note 27)	16,495	—

Ending balance	(8,881)	(8,881)
Statutory Common Reserve Fund (Note a)
Beginning balance	36,071	48,736
Transfer from retained earnings	12,665	13,355
Transfer from Statutory Common Welfare Fund	—	27,837

Ending balance	48,736	89,928
Statutory Common Welfare Fund (Note b)
Beginning balance	21,504	27,837
Transfer from retained earnings	6,333	—
Transfer to Statutory Common Reserve Fund	—	(27,837)

Ending balance	27,837	—
Currency translation differences
Beginning balance	(111)	(379)
Currency translation adjustments	(268)	(191)

Ending balance	(379)	(570)
Other Reserves
Beginning balance	(3,200)	(14,703)
Payment to CNPC for the acquisition of the refinery and petrochemical business	(9)	—
Purchase from minority interest of subsidiaries (Note 38)	(1,438)	(2,156)
Paid-in capital to CNPC E&D (Note 2)	(10,056)	—

Ending balance	(14,703)	(16,859)

	132,556	143,564

(a)	Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to a Statutory Common Reserve Fund (“Reserve Fund”). Appropriation to the Reserve Fund may be ceased when the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

The Reserve Fund shall only be used to make good previous years’ losses, to expand the Company’s production operations, or to increase the capital of the Company. Upon approval by

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

a resolution of shareholders’ general meeting, the Company may convert its Reserve Fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the Reserve Fund after such issue is not less than 25% Company’s of the registered capital.

(b)	Pursuant to the Company Law of the PRC revised on October 27, 2005 and carried out as of January 1, 2006, the Company is required to cease to draw the statutory common welfare from January 1, 2006. In accordance with the Circular on Accounting Treatment Following the Implementation of “Company Law” issued by the Ministry of Finance of the PRC on March 15, 2006, the Company transferred the statutory common welfare fund balance as at the December 31, 2005 into the Reserve Fund.

(c)	According to the Company’s Articles of Association, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2006, the Company’s distributable reserve amounted to RMB 205,379 million which was computed under IFRS.

(d)	As of December 31, 2006, revaluation surplus realized through the depreciation or disposal of revalued assets amounted to approximately RMB 53,717 and RMB 57,832 as of December 31, 2005 and 2006, respectively.

29	PENSIONS
      The Group participates in various employee retirement benefit plans organized by PRC municipal and provincial governments under which it is required to make monthly contributions to these plans at rates ranging from 16% to 22% of the employees’ basic salary for the relevant periods. Expenses incurred by the Group in connection with the retirement benefit plans were RMB 2,476, RMB 3,104 and RMB 4,645, for the years ended December 31, 2004, 2005 and 2006, respectively.

30	FINANCIAL INSTRUMENTS
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
      The carrying amounts of accounts receivable included in the balance sheet represent the Group’s maximum exposure to credit risk in relation to its financial assets. Majority of cash and time deposits are placed with state-owned banks and financial institutions. No other financial assets carry a significant exposure to credit risk. The Group has no significant concentration of credit risk.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

(b)	Interest rate risk
      The Group is exposed to the risk arising from changing interest rates. A detailed analysis of the Group’s debts, together with their respective interest rates and maturity dates, are included in Note 24.

(c)	Foreign exchange rate risk
      From July 21, 2005, the PRC government reformed the Renminbi exchange rate regime and implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic developments and political changes, and supply and demand for Renminbi. Future exchange rates of Renminbi against other currencies could vary significantly from the current exchange rates. As Renminbi is the functional currency of the Company and most of its consolidated subsidiaries, the fluctuation of the exchange rate of Renminbi may have positive or negative impacts on the results of operations of the Group. An appreciation of Renminbi against United States Dollar may decrease the Group’s turnover, but the cost of acquiring imported materials and equipment may be reduced. A devaluation of Renminbi against United States Dollar may not have a negative impact on the Group’s turnover but may increase the cost for acquiring imported materials and equipment as well as the debt obligations denominated in foreign currencies of the Group.

(d)	Commodity price risk
      The Group is engaged in a wide range of petroleum-related activities. The oil and gas markets are affected by global and regional demands and supplies. Prices of onshore crude oil are determined with reference to the prices of crude oil on the international markets. A decline in the prices of crude oil and refined products could adversely affect the Group’s financial position. The Group historically has not used commodity derivative instruments to hedge against potential price fluctuations of crude oil and refined products. Therefore, the Group is exposed to the general price fluctuations of broadly traded oil and gas commodities in 2007 and thereafter.

(e)	Fair values
      The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are in short-term in nature: cash and cash equivalents, short-term investments (comprising investments in collateralized loans and time deposits with maturities over three months but within one year), accounts receivable and trade payable, other receivables and payables, lease obligations, short-term debts and floating rate long-term debts. The fair value of the fixed rate long-term debts is likely to be different from their carrying amounts. As the majority of the debts are at floating rates, the fair value of these debts approximate their carrying amounts. Analysis of the fair value and carrying amounts of long-term debts are presented in Note 24.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
31  CONTINGENT LIABILITIES

(a)	Bank and other guarantees
      At December 31, 2006, the Group had contingent liabilities in respect of guarantees made to China Petroleum Finance Company Limited (“CP Finance”), a subsidiary of CNPC, and a State-controlled bank from which it is anticipated that no material liabilities will arise.

	At December 31,

	2005	2006

	RMB	RMB
Guarantee of debts of equity affiliates from
CP Finance	187	162
Guarantee of debts of third party from
a State-controlled bank	—	41

	187	203

(b)	Environmental liabilities
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
      On November 13, 2005, explosions occurred at a manufacturing facility of a branch of the Company located in the Jilin Province. The investigation into the accident was completed by the PRC Government in December 2006. Based on the results of the investigation, the Company paid a fine of RMB 1 in settlement of all liability related to the accident.

(c)	Legal contingencies
      The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, the management of the Group believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

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
      As at December 31, 2006, CNPC obtained formal land use right certificates in relation to 27,494 out of the above-mentioned 28,649 parcels of land, some building ownership certificates for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The Directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In management’s opinion, the outcome of the above events will not have a material adverse effect on the results of operations or the financial position of the Group.

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

32	COMMITMENTS

(a) Operating lease commitments
      Operating lease commitments of the Group are mainly for leasing of land and buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2005 and 2006 under non-cancelable operating leases are as follows:

	At December 31,

	2005	2006

	RMB	RMB
First year	3,208	3,099
Second year	2,595	2,749
Third year	2,558	2,714
Fourth year	2,437	3,040
Fifth year	2,926	3,102
Thereafter	81,266	80,076

	94,990	94,780

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      Operating lease expenses for land and buildings and equipment were RMB 3,873, RMB 4,850 and RMB 5,378 for the years ended December 31, 2004, 2005 and 2006, respectively.

(b) Capital commitments

	At
	December 31,

	2005	2006

	RMB	RMB
Contracted but not provided for
Oil and gas properties	847	273
Plant and equipment	12,496	8,658
Other	22	262

	13,365	9,193

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
      As at December 31, 2005 and 2006, future minimum delivery commitments under the contracts are as follows:

At December 31,
2005
Quantities

(billion of cubic feet)
2006	451
2007	583
2008	639
2009	704
2010	583
2011 and thereafter	5,528

8,488

At December 31,
2006
Quantities

(billion of cubic feet)
2007	720
2008	885
2009	943
2010	1,002
2011	1,050
2012 and thereafter	10,460

15,060

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

(d) Exploration and production licenses
      The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 444, RMB 534 and RMB 662 for the years ended December 31, 2004, 2005 and 2006, respectively.
      Estimated annual payments for the next five years are as follows:

At December 31,
2005

RMB
2006	681
2007	712
2008	712
2009	712
2010	850

At December 31,
2006

RMB
2007	750
2008	780
2009	800
2010	850
2011	900

33	MAJOR CUSTOMERS
      The Group’s major customers are as follows:

	Year Ended December 31,

	2004		2005		2006

		% to		% to		% to
		Total		Total		Total
	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue

	RMB	%	RMB	%	RMB	%
Sinopec	36,977	9	35,848	6	44,028	6
CNPC	10,720	3	19,823	4	27,714	4

	47,697	12	55,671	10	71,742	10

34	RELATED PARTY TRANSACTIONS
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
      The term of the current Comprehensive Products and Services Agreement were amended in 2005 and the agreement is effective through December 31, 2008. The products and services to be provided by the CNPC Group to the Company under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services are provided in accordance with (1) state-prescribed prices; or (2) where there is no state-prescribed price, relevant market prices; or (3) where neither (1) nor (2) is applicable, actual cost incurred; or the agreed contractual price, being the actual cost plus a margin of no more than 15% for certain construction and technical services, and 3% for all other types of services.
      The Land Use Rights Leasing Contract provides for the lease of an aggregate area of approximately 1,145 million square meters of land located throughout the PRC to business units of the Group for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after every 10 years, be adjusted by agreement between the Company and CNPC.
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
      In addition to the related party information shown elsewhere in the financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the years and balances arising from related party transactions at the end of the years indicated below:

(a) Bank deposits

		At
		December 31,

	Note	2005	2006

		RMB	RMB
Bank deposits balance
CP Finance	(i)	24,356	8,937
State-controlled banks and other financial institutions		55,139	37,744

		79,495	46,681

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

		Year Ended
		December 31,

	Note	2004	2005	2006

		RMB	RMB	RMB
Interest income from bank deposits
CP Finance	(i)	29	33	81
State-controlled banks and other financial institutions		132	1,582	1,804

		161	1,615	1,885

(i)	CP Finance is a subsidiary of CNPC and a non-bank financial institution, established with the approval from the People’s Bank of China. The deposits yield interest at prevailing saving deposit rates.

(b) Sales of goods and services

	Year Ended December 31,

	2004	2005	2006

	RMB	RMB	RMB
Sales of goods
Equity affiliates and jointly controlled entities
— Crude Oil	2,597	883	5,023
— Refined Products	6,397	9,766	19,779
— Chemical Products	153	308	90
Fellow subsidiaries (CNPC Group)
— Crude Oil	100	155	1,546
— Refined Products	5,720	12,364	16,847
— Chemical Products	2,927	4,805	5,691
— Natural Gas	737	820	1,346
— Other	320	650	277
Other state-controlled enterprises
— Crude Oil	34,212	37,168	39,632
— Refined Products	61,138	86,505	68,370
— Chemical Products	14,155	18,275	8,979
— Natural Gas	5,093	8,127	7,713

	133,549	179,826	175,293

      Sales of goods to related parties are conducted at market prices.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

	Year Ended
	December 31,

	2004	2005	2006

	RMB	RMB	RMB
Sales of services
Fellow subsidiaries (CNPC Group)	916	1,029	2,007
Other state-controlled enterprises	3,047	3,592	7,761

	3,963	4,621	9,768

      Sales of services principally represent the provision of the services in connection with the transportation of crude oil and natural gas at market prices.

(c) Purchases of goods and services

		Year Ended December 31,

	Notes	2004	2005	2006

		RMB	RMB	RMB
Purchases of goods	(i)
Equity affiliates and jointly controlled entities		2,185	4,220	9,868
Other state-controlled enterprises		36,048	59,719	50,995

Purchases of services
Equity affiliates and jointly controlled entities		29	43	126
Fellow subsidiaries (CNPC Group)
— Fees paid for construction and technical services	(ii)
— exploration and development services	(iii)	30,058	39,653	50,485
— other construction and technical services	(iv)	18,673	25,010	32,256
— Fees for production services	(v)	16,313	23,344	32,730
— Social service charges	(vi)	1,289	2,153	2,301
— Ancillary service charges	(vii)	1,717	2,345	2,458
— Commission expense and other charges	(viii)	884	1,612	1,241
Other state-controlled enterprises	(ix)	4,752	6,390	7,703

		111,948	164,489	190,163

(i)	Purchases of goods principally represent the purchases of raw materials, spare parts and low cost consumables at market prices.

(ii)	Under the Comprehensive Products and Services Agreement entered into between CNPC and the Company, certain construction and technical services provided by CNPC are charged at cost plus an additional margin of no more than 15%, including exploration and development services and oilfield construction services.

(iii)	Direct costs for exploration and development services comprise geophysical survey, drilling, well cementing, logging and well testing.

(iv)	The fees paid for other construction and technical services comprise fees for construction of refineries and chemical plants and technical services in connection with oil and gas

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

exploration and production activities such as oilfield construction, technology research, engineering and design, etc

(v)	The fees paid for production services comprise fees for the repair of machinery, supply of water, electricity and gas at the state-prescribed prices, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery at cost or market prices.

(vi)	These represent expenditures for social welfare and support services which are charged at cost.

(vii)	Ancillary service charges represent mainly fees for property management, the provision of training centres, guesthouses, canteens, public shower rooms, etc., at market prices.

(viii)	CNPC purchases materials on behalf of the Company and charges commission thereon. The commission is calculated at rates ranging from 1% to 5% of the goods purchased.

(ix)	Purchases of services from other state-controlled enterprises principally represent the purchases of the construction and technical services at market prices.

(d) Purchases of assets

	Year Ended December 31,

	2004	2005	2006

	RMB	RMB	RMB
Purchases of assets
Equity affiliates and jointly controlled entities	9	11	2
Fellow subsidiaries (CNPC Group)	4,018	5,870	1,795
Other state-controlled enterprises	3,480	6,813	6,617

	7,507	12,694	8,414

      Purchases of assets principally represent the purchases of manufacturing equipment, office equipment, transportation equipment, etc., at market prices.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

(e) Year-end balances arising from sales/ purchases of goods/ services/assets

	At
	December 31,

	2005	2006

	RMB	RMB
Accounts receivable from related parties at the end of the year
— Equity affiliates and jointly controlled entities	12	82
— Fellow subsidiaries (CNPC Group)	337	599
— Other state-controlled enterprises	1,796	1,566

	2,145	2,247
Less: Provision for impairment of accounts receivable
— Equity affiliates and jointly controlled entities	—	(5)
— Fellow subsidiaries (CNPC Group)	(246)	(232)
— Other state-controlled enterprises	(924)	(861)

	(1,170)	(1,098)

	975	1,149

Prepayments and other receivables from related parties at the end of the year
— Equity affiliates and jointly controlled entities	3,634	4,307
— Parent (CNPC)	103	196
— Fellow subsidiaries (CNPC Group)	7,430	7,220
— Other state-controlled enterprises	2,357	4,202

	13,524	15,925
Less: Provision for impairment of other receivables
— Equity affiliates and jointly controlled entities	(240)	(212)
— Fellow subsidiaries (CNPC Group)	(70)	(4)
— Other state-controlled enterprises	(330)	(299)

	(640)	(515)

	12,884	15,410

Accounts payable and accrued liabilities to related parties at the end of the year
— Equity affiliates and jointly controlled entities	3,118	1,444
— Parent (CNPC)	2,516	2,321
— Fellow subsidiaries (CNPC Group)	20,285	26,046
— Other state-controlled enterprises	15,163	5,462

	41,082	35,273

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

	Year Ended
	December 31,

	2004	2005	2006

	RMB	RMB	RMB
Provision for impairment of accounts receivable from related parties charged to the consolidated statements of income
— Equity affiliates and jointly controlled entities	—	—	5
— Fellow subsidiaries (CNPC Group)	42	24	(11)
— Other state-controlled enterprises	(36)	(62)	(52)

	6	(38)	(58)

Provision for impairment of prepayment and other receivables from related parties charged to the consolidated statements of income
— Equity affiliates and jointly controlled entities	49	(55)	(20)
— Fellow subsidiaries (CNPC Group)	47	55	(32)
— Other state-controlled enterprises	82	(35)	12

	178	(35)	(40)

(f) Leases

			Year Ended
			December 31,

	Notes		2004	2005	2006

			RMB	RMB	RMB
Advance operating lease payments paid to related parties	(i	)
— Parent (CNPC)			186	232	—
— Other state-controlled enterprises			15	33	49

			201	265	49

Other operating lease payments paid to related parties
— Parent (CNPC)	(ii	)	2,106	2,192	2,276
— Other state-controlled enterprises			5	5	16

			2,111	2,197	2,292

(i)	Advance operating lease payments principally represent the advance payment paid for the long-term operating lease of land and gas stations at prices prescribed by local governments or market prices.

(ii)	Other operating lease payments to CNPC principally represent the rental paid for the operating lease of land and buildings at the prices prescribed in the Land Use Rights

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

Leasing Contract, the Buildings Leasing Contract and Supplemental Buildings Leasing Agreement with CNPC.

	At
	December 31,

	2005	2006

	RMB	RMB
Operating lease payable to related parties
— Parent (CNPC)	2	—
— Other state-controlled enterprises	1	7

	3	7

(g) Loans

	Year Ended December 31,

Loans to related parties	2004	2005	2006

	RMB	RMB	RMB
Loans to equity affiliates:
Beginning of the year	1,718	569	1,640
Loans advanced during year	235	1,392	1,034
Loans repayments received	(1,384)	(321)	(884)
Interest charged	41	29	154
Interest received	(41)	(29)	(144)

End of the year	569	1,640	1,800

      Loans to equity affiliates are included in prepaid expenses and other current assets (See Note 17).

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      The loans to related parties are mainly with interest rates ranging from 5.26% to 8.54% and 9.07% to 9.36% per annum as of December 31, 2005 and 2006, respectively.

			Year Ended December 31,

Loans from related parties	Notes		2004	2005	2006

			RMB	RMB	RMB
Loans from CP Finance:	(i	)
Beginning of the year			29,575	29,932	27,319
Loan received during year			12,003	10,187	7,408
Loan repayments paid			(11,646)	(12,803)	(7,565)
Interest charged			1,234	1,297	1,327
Interest paid			(1,234)	(1,294)	(1,305)

End of the year			29,932	27,319	27,184

Loans from state-controlled banks and other financial institutions:	(ii	)
Beginning of the year			38,341	36,562	31,178
Loan received during year			24,990	24,715	28,457
Loan repayments paid			(26,739)	(30,105)	(26,797)
Interest charged			1,847	1,670	1,598
Interest paid			(1,877)	(1,664)	(1,626)

End of the year			36,562	31,178	32,810

Loans from other related parties:	(iii	)
Beginning of the year			13	16	62
Loan received during year			5	51	—
Loan repayments paid			(2)	(5)	(57)
Interest charged			—	1	2
Interest paid			—	(1)	(2)

End of the year			16	62	5

(i)	The loans from CP Finance are mainly with interest rates ranging from 4.45% to 5.70% and 4.46% to 6.06% per annum as of December 31, 2005 and 2006, respectively with maturities through 2032.

(ii)	The loans from state-controlled banks and other financial institutions are mainly with interest rates ranging from zero to 8.66% and zero to 8.66% per annum as of December 31, 2005 and 2006, respectively with maturities through 2038.

(iii)	The loans from other related parties are mainly with interest rates at 6.32% and 6.32% per annum as of December 31, 2005 and 2006, respectively and with no fixed repayment term.
      The secured loans from related parties amounted RMB 54 and RMB 23 at December 31, 2005 and 2006, respectively.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      The guaranteed loans amounted to RMB 674 and RMB 597 at December 31, 2005 and 2006, respectively. All these guaranteed loans are from non-related parties, long-term and guaranteed by CNPC.

(h) Key management compensation

	Year Ended December 31,

	2004	2005	2006

	RMB’000	RMB’000	RMB’000
Fee for key management personnel
— Directors and supervisors	120	897	1,473
Salaries, allowances and other benefits
— Directors and supervisors	2,012	4,031	3,937
— Other key management	1,330	2,207	2,447
Contribution to retirement benefit scheme
— Directors and supervisors	43	57	165
— Other key management	31	37	133

	3,536	7,229	8,155

      As at December 31, 2006, none of the key management personnel had exercised the stock appreciation rights. The liability for the units awarded to key management personnel amounted to approximately RMB 177 and RMB 329 at December 31, 2005 and 2006, respectively.

(i) Contingent liabilities
      The Group has disclosed in Note 31 in respect of the contingent liabilities arising from the guarantees made for related parties.

(j) Collateral for debts
      The Group pledged time deposits with maturities over one year as collaterals with Citibank, N.A., Singapore Branch for the debts of subsidiaries and equity affiliates. The balance of these time deposits amounted to RMB 3,428 and RMB 2,499 including RMB 968 and RMB 312 for the debts of subsidiaries and RMB 2,460 and RMB 2,187 for the debts of equity affiliates at December 31, 2005 and 2006, respectively.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

35	EMOLUMENTS OF DIRECTORS AND SUPERVISORS
      Details of the emoluments of directors and supervisors for the years ended December 31, 2004, 2005 and 2006 are as follows:

	2006				2005	2004

			Contribution
	Fee for	Salaries,	to retirement
	directors and	allowances and	benefit
Name	supervisors	other benefits	scheme	Total	Total	Total

	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Chairman:
Mr. Chen Geng	—	770	27	797	790	389
Vice Chairman:
Mr. Jiang Jiemin	—	695	27	722	625	130
Executive directors:
Mr. Su Shulin(iii)	—	657	27	684	686	352
Mr. Duan Wende	—	657	27	684	686	222
Mr. Wang Fucheng(ii)	—	—	—	—	—	300

		1,314	54	1,368	1,372	874

Non-executive directors:
Mr. Zheng Hu	—	—	—	—	—	—
Mr. Zhou Jiping	—	—	—	—	—	—
Mr. Wang Yilin	—	—	—	—	—	—
Mr. Zeng Yukang	—	—	—	—	—	—
Mr. Gong Huazhang	—	—	—	—	—	—
Mr. Jiang Fan	—	444	17	461	33	—
Mr. Chee-chen Tung	275	—	—	275	275	29
Mr. Liu Hongru	279	—	—	279	274	33
Mr. Franco Bernabè	259	—	—	259	279	33
Mr. Ren Chuanjun(ii)	—	—	—	—	—	—
Mr. Zou Haifeng(ii)	—	—	—	—	283	238
Mr. Ma Fucai(i)	—	—	—	—	—	—
Mr. Wu Yaowen(i)	—	—	—	—	—	—

	813	444	17	1274	1,144	333

Supervisors:
Mr. Wang Fucheng	—	—	—	—	530	—
Mr. Wen Qingshan	—	—	—	—	—	—
Mr. Sun Xianfeng	—	—	—	—	—	—
Mr. Xu Fengli	—	432	27	459	374	153
Mr. Qin Gang	—	282	13	295	—	—
Mr. Li Yongwu	330	—	—	330	12	—
Mr. Wu Zhipan	330	—	—	330	57	12
Mr. Li Kecheng(ii)	—	—	—	—	—	—

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

	2006				2005	2004

			Contribution
	Fee for	Salaries,	to retirement
	directors and	allowances and	benefit
Name	supervisors	other benefits	scheme	Total	Total	Total

	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Mr. Sun Chongren(ii)	—	—	—	—	81	272
Mr. Zhang Youcai(ii)	—	—	—	—	—	12
Mr. Bai Xinhe(i)	—	—	—	—	—	—
Mr. Chen Weizhang(i)	—	—	—	—	—	—

	660	714	40	1,414	1,054	449

	1,473	3,937	165	5,575	4,985	2,175

(i)	No longer a director or supervisor since May 18, 2004.

(ii)	No longer a director or supervisor since November 8, 2005.

(iii)	No longer a director since November 24, 2006
      The emoluments of the directors and supervisors fall within the following bands (including directors and supervisors whose term expired during the year):

	2006	2005	2004

	Number	Number	Number
RMB Nil – RMB 1	20	25	24

      Fee for directors and supervisors disclosed above included RMB 95 thousand, RMB 828 thousand and RMB 813 thousand respectively, for the year ended December 31, 2004, 2005 and 2006 paid to independent non-executive directors.
      None of the directors and supervisors has waived their remuneration during the years ended December 31, 2005 and 2006.
      The five highest paid individuals in the Group for each of the three years ended December 31, 2004, 2005 and 2006 above were also directors or supervisors and their emoluments are reflected in the analysis shown above.
      During 2004, 2005 and 2006, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.
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

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      As at December 31, 2006, none of the holders of the share appreciation rights had exercised the rights. The liability for the units awarded under the scheme has been calculated based on fair value of the liability incurred and is expensed over the vesting period. The liability is remeasured at each balance sheet date to its fair value and amounted to approximately RMB 630 and RMB 1,167 at December 31, 2005 and 2006 respectively.
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
      The Natural Gas and Pipeline segment is engaged in the sale of natural gas and the transmission of natural gas, crude oil and refined products.
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
      The accounting policies of the operating segments are the same as those described in Note 3 — “Summary of Principal Accounting Policies”.
      Operating segment information for the years ended December 31, 2004, 2005 and 2006 is presented below:
Primary reporting format — business segments

	Exploration	Refining	Chemicals	Natural Gas
	and	and	and	and
Year Ended December 31, 2004	Production	Marketing	Marketing	Pipeline	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Sales and other operating revenues (including intersegment)	233,948	296,427	57,179	18,255	—	605,809
Less: Intersegment sales	(180,129)	(21,862)	(2,679)	(3,785)	—	(208,455)

Total sales and other operating revenues from external customers	53,819	274,565	54,500	14,470	—	397,354

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

	Exploration	Refining	Chemicals	Natural Gas
	and	and	and	and
Year Ended December 31, 2004	Production	Marketing	Marketing	Pipeline	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Depreciation, depletion and amortization	(30,915)	(8,957)	(5,741)	(2,645)	(104)	(48,362)
Segment result	138,129	28,445	11,025	2,475	(518)	179,556
Other costs	(7,916)	(16,554)	(3,370)	60	(638)	(28,418)

Income/(loss) from operations	130,213	11,891	7,655	2,535	(1,156)	151,138

Finance costs						(1,515)
Equity in income of equity affiliates and jointly controlled entities accounted for by equity method	225	75	211	16	1,094	1,621

Income before income taxes						151,244
Income taxes						(43,598)

Income for the year						107,646

Interest income (including intersegment)	2,598	895	205	27	4,723	8,448
Less: Intersegment interest income						(7,075)

Interest income from external sources						1,373

Interest expense (including intersegment)	(3,096)	(1,777)	(502)	(693)	(3,903)	(9,971)
Less: Intersegment interest expense						7,075

Interest expense to external sources						(2,896)

Segment assets	364,477	142,480	55,568	61,631	507,164	1,131,320
Elimination of intersegment balances						(502,771)
Investments in equity affiliates and jointly controlled entities	3,352	2,862	280	192	3,212	9,898

Total assets						638,447

Segment capital expenditure-for property, plant and equipment	62,868	17,684	4,319	13,901	174	98,946
Segment liabilities	109,602	75,664	18,484	35,385	99,711	338,846
Other liabilities						39,440
Elimination of intersegment balances						(182,811)

Total liabilities						195,475

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

	Exploration	Refining	Chemicals	Natural Gas
	and	and	and	and
Year Ended December 31, 2005	Production	Marketing	Marketing	Pipeline	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Sales and other operating revenues (including intersegment)	337,208	428,494	73,978	26,214	—	865,894
Less: Intersegment sales	(270,943)	(33,019)	(4,754)	(4,949)	—	(313,665)

Total sales and other operating revenues from external customers	66,265	395,475	69,224	21,265	—	552,229

Depreciation, depletion and amortization	(30,896)	(8,964)	(6,869)	(4,478)	(98)	(51,305)
Segment result	220,452	2,116	6,896	3,639	(1,357)	231,746
Other costs	(12,372)	(21,926)	(3,620)	(456)	(1,201)	(39,575)

Income/(loss) from operations	208,080	(19,810)	3,276	3,183	(2,558)	192,171

Finance costs						(750)
Equity in income of affiliates and jointly controlled entities accounted for by equity method	1,851	165	15	—	370	2,401

Income before income taxes						193,822
Income taxes						(54,180)

Income for the year						139,642

Interest income (including intersegment)	3,912	998	387	100	5,763	11,160
Less: Intersegment interest income						(9,236)

Interest income from external sources						1,924

Interest expense (including intersegment)	(3,631)	(2,659)	(636)	(1,105)	(3,967)	(11,998)
Less: Intersegment interest expense						9,236

Interest expense to external sources						(2,762)

Segment assets	460,814	207,724	76,439	69,232	631,696	1,445,905
Elimination of intersegment balances						(680,216)
Investments in equity affiliates and jointly controlled entities	5,470	4,531	250	—	2,127	12,378

Total assets						778,067

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

	Exploration	Refining	Chemicals	Natural Gas
	and	and	and	and
Year Ended December 31, 2005	Production	Marketing	Marketing	Pipeline	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Segment capital expenditure- for property, plant and equipment	83,214	16,454	13,569	11,137	427	124,801
Segment liabilities	146,616	97,918	30,559	40,847	161,753	477,693
Other liabilities						47,731
Elimination of intersegment balances						(291,024)

Total liabilities						234,400

	Exploration	Refining	Chemicals	Natural Gas
	and	and	and	and
Year Ended December 31, 2006	Production	Marketing	Marketing	Pipeline	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Sales and other operating revenues (including intersegment)	421,340	543,299	82,791	38,917	1,080	1,087,427
Less: Intersegment sales	(339,619)	(44,806)	(7,983)	(5,617)	(424)	(398,449)

Total sales and other operating revenues from external customers	81,721	498,493	74,808	33,300	656	688,978

Depreciation, depletion and amortization	(37,080)	(12,080)	(6,417)	(5,263)	(548)	(61,388)
Segment result	232,404	(5,206)	8,208	9,470	(3,058)	241,818
Other costs	(12,544)	(23,958)	(3,150)	(484)	(3,706)	(43,842)

Income/(loss) from operations	219,860	(29,164)	5,058	8,986	(6,764)	197,976

Finance costs						(1,080)
Equity in income of affiliates and jointly controlled entities accounted for by equity method	1,889	333	38	1	16	2,277

Income before income taxes						199,173
Income taxes						(49,776)

Income for the year						149,397

Interest income (including intersegment)	4,853	1,471	634	157	7,171	14,286
Less: Intersegment interest income						(12,220)

Interest income from external sources						2,066

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

	Exploration	Refining	Chemicals	Natural Gas
	and	and	and	and
Year Ended December 31, 2006	Production	Marketing	Marketing	Pipeline	Other	Total

	RMB	RMB	RMB	RMB	RMB	RMB
Interest expense (including intersegment)	(5,043)	(3,790)	(679)	(1,614)	(4,314)	(15,440)
Less: Intersegment interest expense						12,220

Interest expense to external sources						(3,220)

Segment assets	507,073	248,027	81,032	75,433	729,079	1,640,644
Elimination of intersegment balances						(801,437)
Investments in equity affiliates and jointly controlled entities	27,127	5,587	153	20	69	32,956

Total assets						872,163

Segment capital expenditure- for property, plant and equipment	105,192	19,206	10,681	11,309	2,358	148,746
Segment liabilities	185,185	115,352	28,024	43,644	171,059	543,264
Other liabilities						62,021
Elimination of intersegment balances						(350,713)

Total liabilities						254,572

Note (a) —	Intersegment sales are conducted principally at market price.

Note (b) —	Segment result is income from operations before other costs. Other costs include selling, general and administrative expenses and other net expense.

Note (c) —	Segment results for the years ended December 31, 2004, 2005 and 2006 included impairment of property, plant and equipment (Note 18) and shut down of manufacturing assets (Note 6).

Note (d) —	Other liabilities mainly include income tax payable, other taxes payable and deferred taxation.

Note (e) —	Elimination of intersegment balances represents elimination of intersegment accounts and investments.

Note (f) —	Effective January 1, 2006, the results of operations, together with the corresponding assets and liabilities, of certain research and development activities of the Group are reclassified from the Exploration and Production segment, the Refining and Marketing segment, the Chemicals and Marketing segment and the Natural Gas and Pipeline segment to the Other segment to reflect the changes in the manner under which these activities are managed. The results of operations, together with the corresponding assets and liabilities, of these research and development activities were included in the previously reported segments in the segment information for the year ended December 31, 2005. Selected financial data of these research and development activities

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

as of December 31, 2005 and 2006 and for the year ended December 31, 2005 and 2006 are as follows:

	Exploration	Refining	Chemicals	Natural Gas
	and	and	and	and
Year Ended December 31, 2005	Production	Marketing	Marketing	Pipeline	Total

	RMB	RMB	RMB	RMB	RMB
Sales and other operating revenues (including intersegment)	558	4	40	—	602
Sales and other operating revenues from external customers	28	—	37	—	65
Depreciation, depletion and amortization	(310)	(18)	(30)	(3)	(361)
Segment result	(543)	(63)	(96)	(14)	(716)
Other costs	(523)	(103)	(72)	(31)	(729)
Loss from operations	(1,066)	(166)	(168)	(45)	(1,445)
Share of profit of equity affiliates and jointly controlled entities	—	—	—	—	—
Interest income	—	—	—	—	—
Interest expense	—	(1)	—	—	(1)
Segment assets	2,050	251	295	51	2,647
Segment liabilities	995	249	128	13	1,385

	Exploration	Refining	Chemicals	Natural Gas
	and	and	and	and
Year ended December 31, 2006	Production	Marketing	Marketing	Pipeline	Total

	RMB	RMB	RMB	RMB	RMB
Sales and other operating revenues (including intersegment)	543	—	39	—	582
Sales and other operating revenues from external customers	21	—	29	—	50
Depreciation, depletion and amortization	(295)	(26)	(64)	(6)	(391)
Segment result	(714)	(88)	(162)	(21)	(985)
Other costs	(664)	(96)	(81)	(42)	(883)
Loss from operations	(1,378)	(184)	(243)	(63)	(1,868)
Share of profit of equity affiliates and jointly controlled entities	3	—	—	—	3
Interest income	—	—	—	—	—
Interest expense	(15)	—	—	—	(15)
Segment assets	2,163	272	374	52	2,861
Segment liabilities	1,183	320	164	21	1,688

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
Secondary reporting format — geographical segments

					Capital
	Revenue		Total assets		expenditure

Year Ended December 31,	2005	2006	2005	2006	2005	2006

	RMB	RMB	RMB	RMB	RMB	RMB
PRC	531,520	665,267	717,934	811,919	119,505	142,371
Other (Exploration and Production)	20,709	23,711	60,133	60,244	5,296	6,375

	552,229	688,978	778,067	872,163	124,801	148,746

37  SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP
      The consolidated financial statements of the Group have been prepared in accordance with IFRS, which differ in certain material respects from the accounting principles generally accepted in the United States of America (US GAAP). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP.
      Effect on income of significant differences between IFRS and US GAAP is as follows:

	Year Ended December 31,

	2004	2005	2006	2006

	RMB	RMB	RMB	US$
Income for the year under IFRS	107,646	139,642	149,397	19,143
US GAAP adjustments:
Share of income of jointly controlled entities	—	2	2,735	350
Depreciation charges on property, plant and equipment revaluation gain	8,170	6,528	3,828	491
Depreciation charges on property, plant and equipment revaluation loss	(830)	(149)	—	—
Loss on disposal of revalued property, plant and equipment	523	432	287	37
Income tax effect	(2,595)	(2,248)	(1,358)	(174)
Minority interest	(3,863)	(6,341)	(8,600)	(1,102)
Depreciation charges on property, plant and equipment arising from purchase from minority interest of subsidiaries	—	—	(202)	(26)

Net income under US GAAP	109,051	137,866	146,087	18,719

Basic and diluted net income per share under US GAAP (RMB)	0.62	0.78	0.82	0.10

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      Effect on equity of significant differences between IFRS and US GAAP is as follows:

	At December 31,

	2005	2006	2006

	RMB	RMB	US$
Equity under IFRS	543,667	617,591	79,137
US GAAP adjustments:			—
Acquisition of PetroKazakhstan Inc.	22,129	22,129	2,836
Share of income of jointly controlled entities	2	2,737	351
Deemed distribution to CNPC International Limited	—	(3,044)	(390)
Payment for the acquisition of PetroKazakhstan Inc.	—	(21,376)	(2,739)
Reversal of property, plant and equipment revaluation gain	(80,555)	(80,555)	(10,322)
Depreciation charges on property, plant and equipment revaluation gain	51,971	55,799	7,150
Reversal of property, plant and equipment revaluation loss	1,513	1,513	194
Depreciation charges on property, plant and equipment revaluation loss	(1,459)	(1,459)	(187)
Loss on disposal of revalued property, plant and equipment	1,746	2,033	261
Deferred tax assets on revaluation	8,843	7,485	959
Minority interest	(39,100)	(30,953)	(3,966)
Effect on the retained earnings from the one-time remedial payments for staff housing borne by the state shareholder of the Company	(2,553)	(2,553)	(327)
Effect on the other reserves of the shareholders’ equity from the one-time remedial payments for staff housing borne by the state shareholder of the Company	2,553	2,553	327
Purchase from minority interest of subsidiaries (Note 38)	1,438	3,594	461
Depreciation charges on property, plant and equipment arising from purchase from minority interest of subsidiaries	—	(202)	(26)
Currency translation differences	(54)	(822)	(108)

Shareholders’ equity under US GAAP	510,141	574,470	73,611

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
      Changes in shareholders’ equity under US GAAP for each of the years ended December 31, 2004, 2005 and 2006 are as follows:

	Year Ended December 31,

	2004	2005	2006	2006

	RMB	RMB	RMB	US$
Balance at beginning of the year	330,520	405,573	510,141	65,368
Net income for the year	109,051	137,866	146,087	18,719
Acquisition of PetroKazakhstan Inc.	—	11,064	—	—
Deemed distribution to CNPC International Limited	—	—	(1,522)	(195)
Payment for the acquisition of PetroKazakhstan Inc.	—	—	(10,688)	(1,370)
Final dividends for year 2003	(13,947)	—	—	—
Interim dividends for year 2004	(20,381)	—	—	—
Final dividends for year 2004	—	(25,936)	—	—
Interim dividends for year 2005	—	(27,731)	—	—
Final dividends for year 2005	—	—	(32,282)	(4,136)
Interim dividends for year 2006	—	—	(36,307)	(4,652)
Payment to CNPC for acquisition of refinery and petrochemical businesses (Note 2)	—	(9)	—	—
Issue of H shares (Notes 27 and 28)	—	19,692	—	—
Capital contribution to CNPC E&D (Note 2)	—	(10,056)	—	—
Currency translation differences	330	(322)	(959)	(123)

Balance at end of the year	405,573	510,141	574,470	73,611

      In preparing the summary of differences between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these consolidated financial statements to determine reported amounts, including realizability, useful lives of tangible and intangible assets, income taxes and other factors. Actual results may differ from those estimates.
      A summary of the principal differences and additional disclosures applicable to the Group is set out below:

(a)	Acquisition of PetroKazakhstan Inc.

As described in Note 19 to the consolidated financial statements of the Group, the Group acquired a 67% equity interest in PetroKazakhstan Inc. from CNPC International Limited (CNPCI), a subsidiary of CNPC, effective on December 28, 2006 for RMB 21,376. As both CNPCI and the Group are under common control by CPNC, the acquisition of the 67% equity interest in PetroKazakhstan Inc. has been accounted for in a manner similar to pooling of interests under US GAAP accounting and the US GAAP financial data reflects the acquisition of the 67% equity interest in PetroKazakhstan Inc. since PetroKazakhstan Inc. was first acquired by CNPCI on October 26, 2005.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

On December 15, 2006, PetroKazakhstan Inc. paid to CNPCI a dividend amount to RMB 3,044 and was recorded as a deemed distribution to CNPCI.

The purchase consideration for the acquisition of the 67% equity interest in PetroKazakhstan Inc. was paid by the Group to CNPCI on December 28, 2006.

(b)	Revaluation of property, plant and equipment

As described in note 18, the property, plant and equipment, excluding oil and gas reserves, transferred to the Company by CNPC were appraised during 1999 by a firm of independent valuers on a depreciated replacement cost basis. The 1999 revaluation resulted in RMB 80,549 in excess of the carrying value immediately prior to the revaluation and a revaluation loss of RMB 1,122 on certain property, plant and equipment.

As at September 30, 2003, a revaluation of the Group’s refining and chemical production equipment was undertaken by a firm of independent valuers registered in the PRC, China United Assets Appraiser Co., Ltd, on a depreciated replacement cost basis. The September 2003 revaluation resulted in RMB 872 in excess of the carrying value immediately prior to the revaluation and a revaluation loss of RMB 1,257 on certain property, plant and equipment.

As at March 31, 2006, a revaluation of the Group’s oil and gas properties was undertaken by independent valuers, China United Assets Appraiser Co., Ltd and China Enterprise Appraisals, on a depreciated replacement cost basis. The revaluation did not result in significant difference from their carrying value.

The depreciation charge, which includes impairment charge, on the revaluation surplus from January 1, 2006 to December 31, 2006 was RMB 3,828 and from January 1, 2005 to December 31, 2005 was RMB 6,528, respectively.

The depreciation charge, which includes impairment charge, on the revaluation loss from January 1, 2006 to December 31, 2006 was Nil, and from January 1, 2005 to December 31, 2005 was RMB 149.

The loss on disposal of revalued property, plant and equipment from January 1, 2006 to December 31, 2006 was RMB 287, and from January 1, 2005 to December 31, 2005 was RMB 432 which includes shut down of manufacturing assets.

For purposes of reconciling to the US GAAP financial data, the effect of the revaluation, the related depreciation charges and loss on disposal was reversed. A deferred tax asset relating to the reversal of the effect of revaluation in 1999 was established, together with a corresponding increase in the equity. Under a special approval granted by the Ministry of Finance, the effect of the revaluation in 1999 is available as additional depreciation base for purposes of determining taxable income.

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

The restructuring that resulted in the formation of the Group took place in November 1999. As such, the one-time remedial housing payments payable to the eligible employees of the Group are to be borne by the state shareholder of the Company.

Under IFRS, such direct payments to employees or reimbursements will not be recorded through the consolidated statements of income of the Group. US GAAP contains no such exemption but requires this principal shareholder’s action on behalf of the Company to be recorded in the consolidated statements of income. In the last quarter of year 2002, the Group and CNPC completed the process of estimating the amount payable to qualified employees of the Group. This amount, RMB 2,553, was reflected in determining net income of the Group for the year ended December 31, 2002, under US GAAP. Since this amount is borne by CNPC, a corresponding amount has been included as an addition to the other reserves in the equity of the Group. There were no significant changes in this estimate during 2005 and 2006.

(d)	Minority interest

In accordance with the revised IFRS 1 “Presentation of Financial Statements” and IAS 27 “Consolidated and Separate Financial Statements”, minority interest becomes part of the profit for the year and total equity of the Group, respectively, whereas under US GAAP, it is respectively excluded from the net income and equity of the Group.

This reconciling item includes the impact of minority interest’s share of the revaluation gain and loss, on the property, plant and equipment of non-wholly owned subsidiaries and the impact of minority interest arising from the acquisition of the 67% equity interest in PetroKazakhstan Inc. by a non-wholly owned subsidiary of the Group to net income and equity under US GAAP.

(e)	Purchase from minority interest of listed subsidiaries

As described in note 38, the Company acquired certain outstanding A shares from the minority interest of Jinzhou Petrochemical Company Limited (“JPCL”) and Liaohe Jinma Oilfield Company Limited (“LJOCL”) and certain A shares and H shares (including ADSs) from the minority interest of Jilin Chemical Industrial Company Limited (“JCIC”). Under IFRS, the Company applies a policy of treating transactions with minority interest as transactions with equity participants of the Group. Therefore, the assets and liabilities of JPCL, LJOCL and JCIC additionally acquired by the Company from minority interest were recorded by the Company at cost. The difference between the Company’s purchase cost and the book value of the interests in JPCL LJOCL and JCIC acquired by the Company from minority interest was recorded in equity. Under US GAAP, the acquisition of additional minority interest is accounted for under purchase method. Assets and liabilities additionally acquired were restated to fair value and the difference of purchase cost over fair value of the minority interest acquired and identified intangible assets was recorded as goodwill. Additional depreciation charges were provided for the assets which were restated to fair value.

(f)	Recent US accounting pronouncements

In September 2005, the Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13”) which requires two or more inventory purchase and sales transactions with the

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

same counterparty that are entered into in contemplation of one another should be combined for purposes of applying Opinion 29, “Accounting for Nonmonetary Transactions”. The Task Force also agreed that an entity should disclose the amount of revenue and costs (or gains and losses) associated with inventory exchanges recognized at fair value. This Issue should be applied to new arrangements entered into, or modifications or renegotiations of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006 and early application is permitted in periods for which financial statements have not been issued. The Group did not early adopt EITF 04-13 and does not expect the adoption of EITF 04-13 to have a material impact on the Group’s financial position or results of operations.

In June 2006, EITF issued No. 06-3, “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06-3”). EITF 06-3 requires disclosure of the presentation of taxes on either a gross or a net basis as an accounting policy decision. The provisions of EITF 06-3 are effective for interim and annual reporting periods beginning after December 15, 2006, and early application is permitted. The Group did not early adopt EITF 06-3 and does not expect the adoption of EITF 06-3 to have a material impact on the presentation of the Group’s financial statements.

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a comprehensive model for recognising, measuring, presenting and disclosing in the financial statements uncertain tax positions that the Group has taken or expects to take in its tax returns. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Earlier adoption is permitted as of the beginning of an enterprise’s fiscal year, provided the enterprise has not yet issued financial statements, including financial statements for any interim period, for that fiscal year. The cumulative effect of applying the provisions of this Interpretation should be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Group is currently evaluating the impact of adopting FIN 48.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. FAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. FAS 157 will be effective for fiscal years beginning after November 15, 2007, and all interim periods within those fiscal years. Earlier application is permitted if the entity has not issued interim or annual financial statements for that fiscal year. The Group is currently evaluating the impact of adopting FAS 157 but does not expected to have a material effect on the Group’s consolidated financial position and results of operations.

In September 2006, the U.S. Securities and Exchange Commission (“SEC”) released SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on the SEC’s views on the consideration of effects of prior year misstatements in quantifying current year misstatements for the purpose of determining whether the current year’s financial statements are materially misstated. The provisions of SAB 108 are effective for fiscal years ending after November 15, 2006. The application of SAB 108 did not have any material effect on the Group’s consolidated financial position, and results of operations.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)
38  PRINCIPAL SUBSIDIARIES

	Country		Type of	Attributable
	of	Paid-up	Legal	Equity	Principal
Company Name	Incorporation	Capital	Entity	Interest	Activities

		RMB		%
*Daqing Oilfield Company Limited	PRC	47,500	PHI	100.00	Exploration, production and sale of crude oil and natural gas; production and sale of refined products

*Jinzhou Petrochemical Company Limited (i)	PRC	788	PSI	98.92	Production and sale of oil and chemical products

*Jilin Chemical Industrial Company Limited (ii)	PRC	3,561	PSI	99.61	Production and sale of chemical products

Daqing Yu Shu Lin Oilfield Company Limited	PRC	1,272	PHI	88.16	Exploration and production and sale of crude oil and natural gas

*Liaohe Jinma Oilfield Company Limited (iii)	PRC	1,100	PSI	99.49	Exploration, production, transportation and sale of crude oil and natural gas

*CNPC Exploration and Development Company Limited	PRC	100	PHI	50.00	Exploration and production and sale of crude oil and natural gas outside of the PRC

PHI —	Limited liability company.

PSI —	Joint stock company with limited liability.

* —	Subsidiaries directly held by the Company as of December 31, 2006

(i)	Pursuant to the resolution passed at the Board of Directors’ meeting held on October 26, 2005, the Company offered to acquire all of the 150,000,000 outstanding A shares of Jinzhou Petrochemical Company Limited (“JPCL”) from minority shareholders at RMB 4.25 per share. As at December 31, 2006, the Company had paid a total cash consideration of RMB 602 and acquired 141,497,463 A shares, representing approximately 17.97% of the total issued shares of JPCL. Upon this acquisition, the Company owns 98.92% of the outstanding shares of JPCL. The excess of the cost of purchase over the carrying value of the underlying assets and liabilities acquired was recorded in equity. As approved by China Securities Regulatory Commission, JPCL was delisted from the Shenzhen Stock Exchange on January 4, 2006.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions except for per share data or unless otherwise stated)

(ii)	Pursuant to the resolution passed by the Board of Directors’ meeting held on October 26, 2005, the Company offered to acquire all the 200,000,000 outstanding A shares and 964,778,000 H shares (including ADS) of Jilin Chemical Industrial Company Limited (“JCIC”) from minority shareholders at RMB 5.25 per A share and HK$2.80 per H share respectively. As at December 31, 2006, the Company had paid a total cash consideration of RMB 3,799 and acquired 189,357,726 A shares and 961,495,999 H shares (including ADS), representing approximately 32.32% of the total issued shares of JCIC. Upon this acquisition, the Company owns 99.61% of the outstanding shares of JCIC. The excess of the cost of purchase over the carrying value of the underlying assets and liabilities acquired was recorded in equity. JCIC was delisted from the Stock Exchange of Hong Kong Limited and the New York Stock Exchange on January 23, 2006 and February 15, 2006, respectively. As approved by China Securities Regulatory Commission, JCIC was delisted from the Shenzhen Stock Exchange on February 20, 2006.

(iii)	Pursuant to the resolution passed by the Board of Directors’ meeting held on October 26, 2005, the Company offered to acquire all of the 200,000,000 outstanding A shares of Liaohe Jinma Oilfield Company Limited (“LJOCL”) from minority shareholders at RMB 8.80 per share. As at December 31, 2006, the Company had paid a total cash consideration of RMB 1,713 and acquired 194,360,943 A shares, representing approximately 17.67% of the total issued shares of LJOCL. Upon this acquisition, the Company owns 99.49% of the outstanding shares of LJOCL. The excess of the cost of purchase over the carrying value of the underlying assets and liabilities acquired was recorded in equity. As approved by China Securities Regulatory Commission, LJOCL was delisted from the Shenzhen Stock Exchange on January 4, 2006.
      The acquisitions of interests from minority shareholders of the above non-wholly owned principal subsidiaries and another non- wholly owned subsidiary in the year ended December 31, 2005 and 2006 resulted in a total adjustment to equity of RMB 1,438 and RMB 2,156, respectively.
39  EVENTS AFTER BALANCE SHEET DATE
      On March 16, 2007, the corporate income tax law was passed at the Fifth Session of Tenth National People’s Congress of PRC whereby all enterprises with operations in the PRC will be subject to the same statutory income tax rate. The Group will evaluate the impact of the new tax law on the operating results and the financial position of the Group when the new tax law is implemented.
40  APPROVAL OF FINANCIAL STATEMENTS
      The financial statements were approved by the Board of Directors on March 19, 2007 and will be submitted to the shareholders for approval at the annual general meeting to be held on May 16, 2007.

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)
      In accordance with US Statement of Financial Accounting Standard No. 69, Disclosures about Oil and Gas Producing Activities, this section provides supplemental information on oil and gas exploration and producing activities of the Company and its subsidiaries (the “Group”) and also the Group’s investments that are accounted for using the equity method.
Results of Operations

	Year Ended December 31,

	2004	2005	2006

	RMB	RMB	RMB
Sales and other operating revenues
Sales to third parties	53,819	66,265	81,721
Intersegment sales	176,894	261,558	313,654

	230,713	327,823	395,375
Production costs excluding taxes	(34,821)	(41,713)	(54,800)
Exploration expenses	(12,090)	(15,566)	(18,822)
Depreciation, depletion and amortization	(26,287)	(25,819)	(31,540)
Taxes other than income taxes	(7,712)	(10,239)	(41,354)
Accretion expense	(54)	(60)	(796)

Income before income taxes	149,749	234,426	248,063
Income taxes	(42,089)	(64,816)	(65,554)

Results of operations from producing activities	107,660	169,610	182,509

Income from equity affiliates’ and jointly controlled entities’ results of operations from producing activities	767	1,880	4,424

Capitalized Costs

	Year Ended December 31,

	2004	2005	2006

	RMB	RMB	RMB
Property costs	—	—	—
Producing assets	303,784	359,539	425,172
Support facilities	124,793	138,093	150,149
Construction-in-progress	15,856	19,394	25,461

Total capitalized costs	444,433	517,026	600,782
Accumulated depreciation, depletion and amortization	(180,926)	(203,416)	(233,677)

Net capitalized costs	263,507	313,610	367,105

Share of equity affiliates’ and jointly controlled entities’ net capitalized costs	1,632	20,597	25,136

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED) — (Continued)
(Amounts in millions unless otherwise stated)
Costs Incurred in Property Acquisitions, Exploration and Development Activities

	Year Ended December 31,

	2004	2005	2006

	RMB	RMB	RMB
Property acquisition costs	—	—	—
Exploration costs	18,338	25,335	30,567
Development costs	47,508	72,551	79,902

Total	65,846	97,886	110,469

Share of equity affiliates’ and jointly controlled entities’ costs of property acquisition, exploration, and development	1,143	2,590	4,371

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
      Proved oil and gas reserves are the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved developed reserves are those reserves, which can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are those reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where relatively major expenditure is required.
      The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. However, in accordance with a special approval from the State Council, the Ministry of Land and Resources has issued production licenses effective from March 2000 to the Group for all of its crude oil and natural gas reservoirs with terms coextensive with the projected productive life of those reservoirs, ranging up to 55 years. Production licenses to be issued to the Group in the future will be subject to the 30-year maximum unless additional special approvals can be obtained from the State Council. Each of the Group’s production licenses is renewable upon application by the Group 30 days prior to expiration.

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED) — (Continued)
(Amounts in millions unless otherwise stated)
Oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses.
      Proved reserve estimates as of December 31, 2004, 2005 and 2006 were based on reports prepared by DeGolyer and MacNaughton, and Gaffney, Cline & Associates, independent engineering consultants. These reserve estimates were prepared for each oil and gas region (as opposed to individual fields within a region) and adjusted for the estimated effects of using prices and costs prevailing at the end of the period. The Company’s reserve estimates include only crude oil and natural gas, which the Company believes can be reasonably produced within the current terms of production licenses.
      Estimated quantities of net proved oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the period indicated are as follows:

	Crude Oil and
	Condensate	Natural Gas

	(millions of	(billions of
	barrels)	cubic feet)
Proved developed and undeveloped
Reserves at January 1, 2004	11,495	41,787
Changes resulting from:
Revisions of previous estimates	141	83
Improved recovery	109	43
Extensions and discoveries	573	4,405
Production	(817)	(1,069)

Reserves at December 31, 2004	11,501	45,249

Changes resulting from:
Revisions of previous estimates	157	213
Improved recovery	101	—
Extensions and discoveries	606	4,005
Production	(829)	(1,344)

Reserves at December 31, 2005	11,536	48,123

Changes resulting from:
Revisions of previous estimates	197	686
Improved recovery	81	—
Extensions and discoveries	635	6,248
Production	(831)	(1,588)

Reserves at December 31, 2006	11,618	53,469

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED) — (Continued)
(Amounts in millions unless otherwise stated)

	Crude Oil and
	Condensate	Natural Gas

	(millions of	(billions of
	barrels)	cubic feet)
Proved developed reserves at:
December 31, 2004	9,068	17,255
December 31, 2005	9,195	19,858
December 31, 2006	9,185	22,564
Proportional interest in proved reserves of equity affiliates and jointly controlled entities
December 31, 2004	439	100
December 31, 2005	631	145
December 31, 2006	543	105
      At December 31, 2006, 10,975 million barrels of crude oil and condensate and 52,673.4 billion cubic feet of natural gas proved developed and undeveloped reserves are located within China, and 643 million barrels of crude oil and condensate and 795.6 billion cubic feet of natural gas proved developed and undeveloped reserves are located overseas.
Standardized Measure
      The following disclosures concerning the standardized measure of future cash flows from proved oil and gas reserves are presented in accordance with the US Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities. The amounts shown are based on prices and costs at the end of each period, currently enacted tax rates and a 10 percent annual discount factor. Since prices and costs do not remain static, and no price or cost changes have been considered, the results are not necessarily indicative of the fair market value of estimated proved reserves, but they do provide a common benchmark which may enhance the users’ ability to project future cash flows.
      The standardized measure of discounted future net cash flows related to proved oil and gas reserves at the end of each of the three years in the period ended December 31, 2004, 2005 and 2006 is as follows (in millions of RMB):

At December 31, 2004
Future cash inflows from sales of oil and gas	4,046,151
Future production costs	(912,881)
Future development costs	(106,332)
Future income tax expense	(934,068)

Future net cash flows	2,092,870
Discount at 10% for estimated timing of cash flows	(1,092,412)

Standardized measure of discounted future net cash flows	1,000,458

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED) — (Continued)
(Amounts in millions unless otherwise stated)

At December 31, 2005
Future cash inflows from sales of oil and gas	5,337,329
Future production costs	(1,043,358)
Future development costs	(156,575)
Future income tax expense	(1,279,133)

Future net cash flows	2,858,263
Discount at 10% for estimated timing of cash flows	(1,472,069)

Standardized measure of discounted future net cash flows	1,386,194

At December 31, 2006
Future cash inflows from sales of oil and gas	5,611,306
Future production costs	(1,620,761)
Future development costs	(296,175)
Future income tax expense	(1,202,980)

Future net cash flows	2,491,390
Discount at 10% for estimated timing of cash flows	(1,336,045)

Standardized measure of discounted future net cash flows	1,155,345

Share of equity affiliates’ and jointly controlled entities’ standardized measure of discounted future net cash flows
At December 31, 2004	10,851
At December 31, 2005	31,703
At December 31, 2006	59,825
      Future net cash flows were estimated using period-end prices and costs, and currently enacted tax rates.

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED) — (Continued)
(Amounts in millions unless otherwise stated)
      Changes in the standardized measure of discounted net cash flows for the Group for each of the three years ended December 31, 2004, 2005 and 2006 are as follows:

	Year Ended December 31,

	2004	2005	2006

	RMB	RMB	RMB
CHANGES IN STANDARDISED MEASURE OF DISCOUNTED FUTURE CASH FLOWS
Beginning of year	715,114	1,000,458	1,386,194
Sales and transfers of oil and gas produced, net of production costs	(187,020)	(274,921)	(328,001)
Net changes in prices and production costs and other	366,417	523,089	(317,593)
Extensions, discoveries and improved recovery	119,790	157,343	166,249
Development costs incurred	14,829	(11,282)	(47,551)
Revisions of previous quantity estimates	13,420	21,678	32,306
Accretion of discount	101,787	144,709	200,771
Net change in income taxes	(143,879)	(174,880)	62,970

End of year	1,000,458	1,386,194	1,155,345