Form 20-F
period 2007-12-31
PETROCHINA CO LTD
filed 2008-05-27
CIK 1108329

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007.
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission File Number [1-15006]

(Exact name of Registrant as specified in its charter)
PetroChina Company Limited
(Translation of Registrant’s name into English)

The People’s Republic of China
(Jurisdiction of incorporation or organization)

16 Andelu
Dongcheng District, Beijing, 100011
The People’s Republic of China
(Address of principal executive offices)

Li Huaiqi
Telephone number: 8610 84886270
Facsimile number: 8610 84886260
Email address: xwzou@petrochina.com.cn
Address: 16 Andelu, Dongcheng District, Beijing, 100011,The People’s Republic of China
(Name, telephone, e-mail and/or facsimile number and address of registrant’s contact person)

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

A Shares, par value RMB 1.00 per share***	161,922,077,818	(1)
H Shares, par value RMB 1.00 per share	21,098,900,000	****

(1):	Includes the 157,922,077,818 A Shares held by CNPC and the 4,000,000,000 A Shares held by the public shareholders.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑          No ☐
     If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐          No ☑
     Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) or the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑          No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):
Large Accelerated Filer ☑                    Accelerated Filer ☐                    Non-Accelerated Filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐ U.S. GAAP     ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board     ☐ Other
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐          Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐          No ☑

*	PetroChina’s H Shares are listed and traded on The Stock Exchange of Hong Kong Limited.

**	Not for trading, but only in connection with the registration of American Depository Shares.

***	PetroChina’s A Shares were became listed on the Shanghai Stock Exchange on November 5, 2007.

****	Includes 19,004,728,000 H Shares represented by American Depositary Shares.

CERTAIN TERMS AND CONVENTIONS
Conventions Which Apply to this Annual Report
     Unless the context otherwise requires, references in this annual report to:
•	“CNPC” or “CNPC group” are to our parent, China National Petroleum Corporation and its affiliates and subsidiaries, excluding PetroChina, its subsidiaries and its interests in long-term investments, and where the context refers to any time prior to the establishment of CNPC, those entities and businesses which were contributed to CNPC upon its establishment.

•	“PetroChina”, “we”, “our”, “our company” and “us” are to:
•	PetroChina Company Limited, a joint stock company incorporated in the People’s Republic of China with limited liability and its subsidiaries and branch companies, or

•	the CNPC group’s domestic crude oil and natural gas exploration and production, refining and marketing, chemicals and natural gas businesses that were transferred to us in the restructuring of the CNPC group in 1999.
•	“PRC” or “China” are to the People’s Republic of China, but do not apply to Hong Kong, Macau or Taiwan for purposes of this annual report.
     We publish our consolidated financial statements in Renminbi or RMB. The audited consolidated financial statements included in this annual report have been prepared as if the operations and businesses transferred to us from CNPC were transferred as of the earliest period presented or from the date of establishment of the relevant unit, whichever is later, and conducted by us throughout the period. In this annual report, IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.
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

FORWARD-LOOKING STATEMENTS
     This annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:
•	the amounts and nature of future exploration, development and other capital expenditures;

•	future prices and demand for crude oil, natural gas, refined products and chemical products;

•	development projects;

•	exploration prospects;

•	reserves potential;

•	production of oil and gas and refined and chemical products;

•	development and drilling potential;

•	expansion and other development trends of the oil and gas industry;

•	the planned development of our natural gas operations;

•	the planned expansion of our refined product marketing network;

•	the planned expansion of our natural gas infrastructure;

•	the anticipated benefit from the acquisition of certain overseas assets from CNPC, our parent company;

•	the plan to continue to pursue attractive business opportunities outside China;

•	our future overall business development and economic performance;

•	our anticipated financial and operating information regarding, and the future development and economic performance of our business;

•	our anticipated market risk exposure arising from future changes in interest rates, foreign exchange rates and commodity prices; and

•	other prospects of our business and operations.
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
PART I
ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
     Not applicable. However, see “Item 6 — Directors, Senior Management and Employees — Directors, Senior Management and Supervisors.”
ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3 — KEY INFORMATION
Exchange Rates
     The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00=RMB 6.9880 on May 16, 2008. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each month during the previous six months:

	Noon buying rate
	High	Low
	(RMB per US$)
December 2007	7.4120	7.2946
January 2008	7.2946	7.1818
February 2008	7.1973	7.1100
March 2008	7.1110	7.0105
April 2008	7.0185	6.9840
May 2008 (ending as of May 16)	7.0000	6.9860

     The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2003, 2004, 2005, 2006 and 2007, calculated by averaging the noon buying rates on the last day of each month during the relevant year:

Average noon buying rate
(RMB per US$)
2003	8.2772
2004	8.2768
2005	8.1826
2006	7.9579
2007	7.5806
Selected Financial Data
Historical Financial Information
     You should read the selected historical financial data set forth below in conjunction with the consolidated financial statements of PetroChina and their notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected historical income statement and cashflow data for the years ended December 31, 2005, 2006 and 2007 and the selected historical balance sheet data as of December 31, 2006 and 2007 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected historical income statement data and cashflow data for the years ended December 31, 2003 and 2004 and the selected historical balance sheet data as of December 31, 2003, 2004 and 2005 set forth below are derived from our audited financial statements, not included in this annual report. The financial information included in this section may not necessarily reflect our results of operations, financial position and cash flows in the future.

	Year ended December 31,
	2003 (1)	2004 (1)	2005	2006	2007
	RMB	RMB	RMB	RMB	RMB
	(in millions, except for per share
	and per ADS data)
Income Statement Data

Revenues
Sales and other operating revenues	310,431	397,354	552,229	688,978	835,037

Operating expenses
Purchases, services and other	(89,741)	(114,249)	(200,321)	(271,123)	(370,740)
Employee compensation costs	(20,044)	(22,934)	(29,675)	(39,161)	(50,616)
Exploration expenses, including exploratory dry holes	(10,624)	(12,090)	(15,566)	(18,822)	(20,648)
Depreciation, depletion and amortization	(42,163)	(48,362)	(51,305)	(61,388)	(66,625)
Selling, general and administrative expenses	(25,982)	(28,302)	(36,538)	(43,235)	(51,576)
Employee separation costs and shutting down of manufacturing assets	(2,355)	(220)	—	—	—
Taxes other than income taxes	(16,821)	(19,943)	(23,616)	(56,666)	(73,712)
Revaluation loss of property, plant and equipment	(391)	—	—	—	—
Other expenses, net	(598)	(116)	(3,037)	(607)	(1,265)

Total operating expenses	(208,719)	(246,216)	(360,058)	(491,002)	(635,182)

Income from operations	101,712	151,138	192,171	197,976	199,855

Income from equity affiliates and jointly controlled entities	933	1,621	2,401	2,277	6,997
Exchange gain (loss), net	(36)	8	88	74	(866)
Interest income	973	1,373	1,924	2,066	1,990
Interest expense	(2,889)	(2,896)	(2,762)	(3,220)	(3,595)

Income before taxes	100,693	151,244	193,822	199,173	204,381
Income taxes	(28,796)	(43,598)	(54,180)	(49,776)	(49,152)

Income for this year	71,897	107,646	139,642	149,397	155,229

Attributable to:
Shareholders	69,835	103,843	133,362	142,224	145,625
Minority shareholders	2,062	3,803	6,280	7,173	9,604

	71,897	107,646	139,642	149,397	155,229

Basic and diluted net income per share
Attributable to shareholders for this year (2)	0.40	0.59	0.75	0.79	0.81
Basic and diluted net income per ADS (3)	39.72	59.06	75.44	79.45	81.04

	As of December 31,
	2003 (1)	2004 (1)	2005	2006	2007
	RMB	RMB	RMB	RMB	RMB
	(in millions, except for per share and
	per ADS data)
Balance Sheet Data

Assets
Current assets
Cash and cash equivalents	11,613	11,688	80,905	48,559	65,494
Time deposits with maturities after three months but within 12 months	2,648	1,425	1,691	3,012	18,042
Investments in collateralized loans	24,224	33,217	235	—	—
Accounts receivable	4,115	3,842	4,630	8,488	18,419
Inventories, at net book value	30,064	47,377	62,733	76,038	88,467
Prepaid expenses and other current assets	18,845	24,704	25,701	26,125	40,753

Total current assets	91,509	122,253	175,895	162,222	231,175

Non-current assets
Property, plant and equipment, less accumulated depreciation, depletion and amortization	442,311	485,612	563,890	645,337	762,882
Long-term investments, at net book value	9,405	11,504	13,608	35,010	29,116
Prepaid operating lease rentals	7,286	12,307	16,235	20,468	23,417
Intangible and other assets	3,027	3,020	5,011	6,627	8,488
Time deposits mature after one year	3,485	3,751	3,428	2,499	5,053

Total non-current assets	465,514	516,194	602,172	709,941	828,956

Total assets	557,023	638,447	778,067	872,163	1,060,131

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	34,328	34,937	28,689	35,763	30,934
Accounts payable and accrued liabilities	66,700	73,072	99,758	120,182	144,353
Income tax payable	12,068	17,484	20,567	17,744	11,709
Other taxes payable	9,251	5,032	4,824	6,190	11,099

Total current liabilities	122,347	130,525	153,838	179,879	198,095

Non-current liabilities
Long-term debt	51,601	44,648	44,570	35,634	39,688
Other long-term obligations	2,010	2,481	1,046	995	1,035
Assets retirement obligations	735	919	14,187	18,481	24,761

	As of December 31,
	2003 (1)	2004 (1)	2005	2006	2007
	RMB	RMB	RMB	RMB	RMB
	(in millions, except for per share and
	per ADS data)
Deferred taxes	13,436	16,902	20,759	19,583	20,205

Total non-current liabilities	67,782	64,950	80,562	74,693	85,689

Total liabilities	190,129	195,475	234,400	254,572	283,784

Equity
Shareholder’s equity Share capital	175,824	175,824	179,021	179,021	183,021
Retained income	88,152	143,115	203,812	264,092	332,432
Reserves	93,952	108,834	132,556	143,564	217,952

	357,928	427,773	515,389	586,677	733,405
Minority interest	8,966	15,199	28,278	30,914	42,942

Total equity	366,894	442,972	543,667	617,591	776,347

Total liabilities and equity	557,023	638,447	778,067	872,163	1,060,131

Share capital, issued and outstanding, RMB 1.00 par value State-owned shares	158,242	158,242	157,922	157,922	—
A Shares					161,922
H Shares and ADSs	17,582	17,582	21,099	21,099	21,099

	As of December 31,
	2003 (1)	2004 (1)	2005	2006	2007
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Other Financial Data
Dividend per share	0.18	0.26	0.34	0.36	0.36
Dividend per ADS	17.82	26.34	33.80	35.75	36.25
Capital expenditures	(86,373)	(98,946)	(124,801)	(148,746)	(181,583)
Cash Flow Data
Net cash provided by operating activities	139,570	141,691	203,885	198,102	203,748
Net cash used for investing activities	(102,549)	(102,276)	(91,576)	(158,451)	(184,205)
Net cash used for financing activities	(35,593)	(39,586)	(42,634)	(71,739)	(2,648)

Notes:

(1)	Certain financial data for these periods and as of these dates are derived from our audited consolidated financial statements, not included in this annual report, and were retroactively restated. In 2005, we retroactively restated our prior years’ consolidated financial statements to reflect the effect as if the refinery and petrochemical operations of Ningxia Dayuan Refinery and Petrochemical Company Limited, or Dayuan, Qingyang Refinery and Petrochemical Company Limited, or Qingyang, both of which we acquired from CNPC, and the operations of CNPC Exploration and Development Company Limited, or CNPC E&D, of which we acquired a 50% interest from China National Oil and Gas Exploration and Development Corporation, or CNODC, a wholly owned subsidiary of CNPC, had always been combined since inception.

(2)	The basic and diluted income per share for the years ended December 31, 2003 and 2004 has been calculated by dividing the net income by the number of 175,824 million shares issued and outstanding for the corresponding years. The basic and diluted income per share for the year ended December 31, 2005 was calculated by dividing the net income by the weighted average number of 176,770 million shares issued and outstanding for the year presented. The basic and diluted income per share for the year ended December 31, 2006 was calculated by dividing the net income by the number of 179,021 million shares issued and outstanding for the year presented. The basic and diluted income per share for the year ended December 31, 2007 was calculated by dividing the net income by the number of 179,700 million shares issued and outstanding for the year presented.

(3)	The basic and diluted income per ADS for the years ended December 31, 2003 and 2004 has been calculated by dividing the net income by the number of 175,824 million shares issued and outstanding for the corresponding years, each ADS representing 100 H Shares. The basic and diluted income per ADS for the year ended December 31, 2005 has been calculated by dividing the net income by the weighted average number of 176,770 million shares issued and outstanding for the year presented, each ADS representing 100 H Shares. The basic and diluted income per ADS for the year ended December 31, 2006 has been calculated by dividing the net income by the number of 179,021 million shares issued and outstanding for the year presented, each ADS representing 100 H Shares. The basic and diluted income per ADS for the year ended December 31, 2007 was calculated by dividing the net income by the number of 179,700 million shares issued and outstanding for the year presented, each ADS representing 100 H Shares.
Risk Factors
     Our business is primarily subject to various changing competitive, economic and social conditions in the PRC. Such changing conditions entail certain risks, which are described below.
•	Our operations are affected by the volatility of prices for crude oil and refined products. We and China Petroleum and Chemical Corporation, or Sinopec, set our crude oil median prices monthly based on the Singapore trading prices for crude oil. In 2006, the PRC government, under its macroeconomic controls, introduced a new mechanism for determining the prices of refined products. Historically, international prices for crude oil and refined products have fluctuated widely in response to changes in many factors, such as global and regional economic and political developments, and global and regional supply and demand for crude oil and refined products. We do not have, and will not have, control over the factors affecting international prices for crude oil and refined products. A decline in crude oil prices will reduce our crude oil revenues derived from external customers. If crude oil prices remain at a low level for a prolonged period, our company has to determine and estimate whether our oil and gas assets may suffer impairment losses and, if so, the amount of the impairment losses. An increase in crude oil prices may, however, increase the production costs of refined products. In addition, a decline in refined products prices will reduce our revenue derived from refining operations. An increase in the refined products prices, however, will increase the production costs of chemical products which use refined products as raw materials.

•	The crude oil and natural gas reserve data in this annual report are only estimates. The reliability of reserve estimates depends on a number of factors, assumptions and variables, such as the quality and quantity of our technical and economic data and the prevailing oil and gas prices applicable to our production, some of which are beyond our control and may prove to be incorrect over time. Results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions in our reserve data. Our actual production, revenues and expenditures with respect to our reserves may differ materially from these estimates because of these revisions.

•	Our proved crude oil reserves decreased gradually and modestly from 2001 to 2003 because the decrease in the crude oil reserves in our Daqing and Liaohe oil regions could not be offset by the increase in the crude oil reserves in our oil regions in northwestern China, such as the Xinjiang oil region, the Changqing oil and gas region and the Tarim oil region. Although our proved crude oil reserves increased slightly in 2004, 2005, 2006 and 2007 compared to prior years, we cannot assure you that we will be able to increase or maintain our crude oil reserves in the future by our exploration activities in China. We are actively pursuing business opportunities outside China to supplement our domestic resources. For instance, we acquired certain overseas crude oil and natural gas assets from CNPC. We cannot assure you, however, that we can successfully locate sufficient alternative sources of crude oil supply or at all due to the complexity of the international political, economic and other conditions. If we fail to obtain sufficient alternative sources of crude oil supply, our results of operations and financial condition may be materially and adversely affected.

•	The United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Although our management concluded that our internal control over our financial reporting for the fiscal year ended December 31, 2007 was effective, we may discover other deficiencies in the course of our future evaluation of our internal control over our financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADSs, H Shares or A Shares.

•	Exploring for, producing and transporting crude oil and natural gas and producing and transporting refined products and chemical products involve many hazards. These hazards may result in:
•	fires;

•	explosions;

•	spills;

•	blow-outs; and

•	other unexpected or dangerous conditions causing personal injuries or death, property damage, environmental damage and interruption of operations.
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

•	CNPC owns approximately 86.29% of our share capital. This ownership percentage enables CNPC to elect our entire board of directors without the concurrence of any of our other shareholders. Accordingly, CNPC is in a position to:
•	control our policies, management and affairs;

•	subject to applicable PRC laws and regulations and provisions of our articles of association, affect the timing and amount of dividend payments and adopt amendments to certain of the provisions of our articles of association; and

•	otherwise determine the outcome of most corporate actions and, subject to the requirements of the Listing Rules of the Hong Kong Stock Exchange, cause our company to effect corporate transactions without the approval of minority shareholders.
CNPC’s interests may sometimes conflict with those of some or all of our minority shareholders. We cannot assure you that CNPC, as controlling shareholder, will always vote its shares in a way that benefits our minority shareholders.

•	In addition to its relationship with us as our controlling shareholder, CNPC by itself or through its affiliates also provides us with certain services and products necessary for our business activities, such as construction and technical services, production services and supply of material services. The interests of CNPC and its affiliates as providers of these services and products to us may conflict with our interests. Although we have entered into a Comprehensive Products and Services Agreement with CNPC and our transactions with CNPC over the past three years have been conducted on open, fair and competitive commercial terms, we have only limited leverage in negotiating with CNPC and its affiliates over the specific terms of the agreements for the future provision of these services and products.

•	The eastern and southern regions of China have a higher demand for refined products and chemical products than the western and northern regions. Most of our refineries and chemical plants are located in the western and northern regions of China. We incur relatively higher transportation costs for delivery of our refined products and chemical products to certain areas of the eastern and southern regions from our refineries and chemical plants in western and northern China. While we continue to expand the sales of these products in the eastern and southern regions of China, we face strong competition from Sinopec and China National Offshore Oil Corp, or CNOOC. As a result, we expect that we will continue to encounter difficulty in increasing our sales of refined products and chemical products in these regions.

•	We are currently constructing new and expanding some existing refinery and petrochemical facilities and constructing several natural gas pipelines, which could require substantial capital expenditures and investments. We cannot assure you that the cash generated by our operations will be sufficient to fund these development plans or that our actual future capital expenditures and investments will not significantly exceed our current planned amounts. If either of these conditions arises, we may have to seek external financing to satisfy our capital needs. Under such circumstance, our inability to obtain sufficient funding for our development plans could adversely affect our business, financial condition and results of operations.

•	We are also subject to a number of risks relating to the PRC and the PRC oil and gas industry. These risks are described as follows:
•	Our operations, like those of other PRC oil and gas companies, are subject to extensive regulations and control by the PRC government. These regulations and control affect many material aspects of our operations, such as exploration and production licensing, industry-specific and product-specific taxes and fees and environmental and safety standards. As a result, we may face significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability. Our business may also be adversely affected by future changes in certain policies of the PRC government with respect to the oil and gas industry. For example, since March 26, 2006, we have been subject to a crude oil special gain levy imposed by the PRC government. As a result, we recorded an aggregate of RMB 28,914 million and an aggregate of RMB44,582 million as such levy to the PRC government in relation to our domestic sales of crude oil in 2006 and in 2007, respectively.

•	Currently, the PRC government must approve the construction and major renovation of significant refining and petrochemical facilities as well as the construction of significant natural gas and refined product pipelines and storage facilities. We presently have several significant projects pending approval from the relevant government authorities and will need approvals from the relevant government authorities in connection with several other significant projects. We do not have control over the timing and outcome of the final project approvals.

•	We receive most of our revenues in Renminbi. A portion of our Renminbi revenues must be converted into other currencies to meet our foreign currency obligations. The existing foreign exchange limitations under the PRC laws and regulations could affect our ability to obtain foreign exchange through debt financing, or to obtain foreign exchange for capital expenditures.

•	Prior to 2005, our company performed capping or plugging on wellheads and surface facilities that could be salvaged for alternative use. For safety reasons, our company also performed capping or plugging on certain wells that were considered to be in areas with extensive human use at the time of the abandonment. Our company, however, did not perform capping or plugging on wells that were neither considered to be in areas with extensive human use nor could be salvaged for alternative use. Consequently, such wellheads and surface facilities were left at their original sites after the wells were retired.
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

•	Because PRC laws, regulations and legal requirements dealing with economic matters are relatively new and continue to evolve, and because of the limited volume of published judicial interpretations and the non-binding nature of prior court decisions, the interpretation and enforcement of these laws, regulations and legal requirements involve some uncertainty. We have included the Mandatory Provisions and certain additional requirements that are imposed by the Hong Kong Stock Exchange Listing Rules in our Articles of Association for the purpose of reducing the scope of difference between the Hong Kong Company Law and the PRC Company Law. However, because the PRC Company Law is different in certain important aspects from company laws in the United States, Hong Kong and other common law jurisdictions, and because the PRC securities laws and regulations are still at an early stage of development, you may not enjoy shareholders’ protections that you may be entitled to in other jurisdictions.

•	In addition to the adverse effect on our revenues, margins and profitability from any future fall in oil and natural gas prices, a prolonged period of low prices or other indicators would lead to a review for impairment of our oil and natural gas properties. This review would reflect management’s view of long-term oil and natural gas prices. Such a review could result in a charge for impairment which could have a significant effect on our results of operations in the period in which it occurs.
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
     We are China’s largest producer of crude oil and natural gas. Currently, substantially all of our crude oil and natural gas reserves and production-related assets are located in China. In the year ended December 31, 2007, we had total revenue of RMB 835,037 million and net income of RMB 145,625 million.
     Our exploration, development and production activities commenced in the early 1950s, when we conducted exploration activities in the Yumen oil region in northwestern China. The discovery of crude oil in 1959 in northeastern China’s Daqing oil region, one of the world’s largest oil regions in terms of proved crude oil reserves, marked the beginning of our large-scale upstream activities. Over more than four decades, we have conducted crude oil and natural gas exploration activities in many regions of China. As of December 31, 2007, we had estimated proved reserves of approximately 11,705.6 million barrels of crude oil and approximately 57,110.6 billion cubic feet of natural gas. We believe that we hold production licenses for a majority of China’s proved crude oil reserves and proved natural gas reserves. In the year ended December 31, 2007, we produced 838.8 million barrels of crude oil and 1,627.0 billion cubic feet of natural gas for sale, representing an average production of 2.30 million barrels of crude oil and 4.46 billion cubic feet of natural gas for sale per day. In 2007, we sold 857.2 million barrels of crude oil and 1,647.8 billion cubic feet of natural gas. Approximately 84% of the crude oil we sold in the year ended December 31, 2007 was supplied to our refineries.
     We commenced limited refining activities in the mid-1950s, when we began producing gasoline and diesel at refineries in the Yumen oil region. We now operate 26 refineries located in eight provinces, four autonomous regions and one municipality. In 2007, our refineries processed approximately 823.6 million barrels of crude oil or an average of 2.3 million barrels per day. In the year ended December 31, 2007, we produced approximately 71.38 million tons of gasoline, diesel and kerosene and sold approximately 85.74 million tons of these products. In the year ended December 31, 2007, approximately 80% of the crude oil processed in our refineries was provided by our exploration and production segment and approximately 18.9% of the crude oil processed in our refineries was imported. As of December 31, 2007, our retail distribution network consisted of 17,070 service stations that we own and operate, 282 service stations, wholly owned by CNPC or jointly owned by CNPC and third parties, to which we provide supervisory support and 1,296 franchise service stations.
     Our chemicals operations commenced in the early 1950s, when we began producing urea at our first petrochemical plant in Lanzhou in northwestern China. In the early 1960s, we began producing ethylene. We currently produce and sell a wide range of basic and derivative petrochemical products and other chemical products through 12 chemical plants and four chemical products sales companies located in five provinces, three autonomous regions and two municipalities under the direct administration of the central government in China. Our other segments supply substantially all of the hydrocarbon feedstock requirements of our chemicals operations.
     We are China’s largest natural gas transporter and seller in terms of sales volume. Our natural gas transmission and marketing activities commenced in Sichuan in southwestern China in the 1950s. In 2007, our sales of natural gas totaled 1,647.8 billion cubic feet, of which 1,502.0 billion cubic feet was sold through our natural gas and pipeline segment. As of December 31, 2007, we owned and operated regional natural gas pipeline networks consisting of 22,043 kilometers of pipelines, of which 19,792 kilometers were operated by our natural gas and pipeline segment. As of December 31, 2007, we owned and operated a crude oil pipeline network consisting of 10,559 kilometers of pipelines with an average daily throughput of approximately 3.13 million barrels of crude oil. As of December 31, 2007, we also had a refined product pipeline network consisting of 2,669 kilometers of pipelines with an average daily throughput of approximately 39,525 tons of refined products.
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

     On December 27, 2007, we entered the “Capital Injection Agreement Concerning CNPC Exploration and Development Company Limited” with CNODC and CNPC E&D. Pursuant to that agreement, we and CNODC, as shareholders of CNPC E&D, shall inject capital in the aggregate of RMB16,000 million into CNPC E&D. The Company and CNODC shall each inject RMB8,000 million in cash, payable in one lump sum. Upon completion of the capital injection, each of us and CNODC will continue to hold 50% of the shares of CNPC E&D.
     In addition, we are currently assessing the feasibility of making further investments in international oil and gas markets.
     In the year ended December 31, 2007, we imported approximately 272.3 million barrels of crude oil, as compared to 228.8 and 184.9 million barrels of crude oil in the years ended December 31, 2006 and 2005, respectively.
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
     In 2007, we completed the acquisition of the remaining interest in Jinzhou Petrochemical, Liaohe Jinma and Jilin Chemical. Each of Jinzhou Petrochemical, Liaohe Jinma and Jilin Chemical completed the cancellation of its business registration in 2007.
     On December 6, 2005, we entered into two separate purchase agreements with two wholly owned subsidiaries of CNPC, Liaohe Petroleum Exploration Bureau and China Petroleum Pipeline Bureau, to acquire from the two companies a 15.56% equity interest and a 20.17% equity interest, respectively, in PetroChina Fuel Oil Company or the Fuel Oil Company, a 55.43% subsidiary of our company, with a total cash consideration of RMB 559 million.
     On August 23, 2007, we entered into an transfer agreement with CNPC, pursuant to which we acquired the assets of the risk operation service business from CNPC. Under the transfer agreement, we paid CNPC RMB 1,652.28 million as consideration, representing the value of the net assets of the risk operation service business as at December 31, 2006. The parties shall adjust the consideration by reference to the net assets generated by the risk operation service business for the period from January 1, 2007 to August 31, 2007 as shown in the management accounts for that period.
     On April 28, 2008, we entered into an acquisition agreement with CNPC, pursuant to which we acquired from CNPC the Northeastern Inspection, Maintenance and Repair Business Division of CNPC. Upon the closing of the agreement, we shall pay RMB 43.8 million to CNPC as consideration, representing the net asset value of the Northeastern Inspection, Maintenance and Repair Business Division as at September 30, 2007. The parties shall adjust the consideration by reference to the net assets generated by the Northeastern Inspection, Maintenance and Repair Business Division for the period from October 1, 2007 to April 30, 2008 as shown in the management accounts for that period.
     Disposal
     Pursuant to an equity transfer agreement with CNPC dated March 18, 2007, we disposed of our 70% equity interests in China National United Oil Corporation (“China United Oil”) to CNPC for a consideration of RMB1.01 billion. This transaction was approved by our shareholders at our annual shareholders’ meeting for 2006 held on May 16, 2007. We have also received the internal approval of CNPC and the approval from the State-owned Assets Supervision and Administration Commission, or SASAC, and other relevant regulatory authorities with respect to this transaction. The consideration for this transaction was determined on the basis of the equal discussions between the parties thereto and the net asset value of China United Oil as at December 31, 2006 equal to RMB1.44 billion as appraised by China Enterprise Appraisal Co., Ltd. The consideration for this transaction is equal to 70% of such appraised net asset value.
     Our Corporate Organization and Shareholding Structure
     PetroChina was established as a joint stock company with limited liability under the Company Law of the PRC on November 5, 1999 as part of a restructuring in which CNPC transferred to us most of the assets and liabilities of CNPC relating to its exploration and production, refining and marketing, chemicals and natural gas businesses. CNPC retained the assets and liabilities relating to its remaining businesses and operations, including assets and liabilities relating to international exploration and production and refining and pipeline operations. CNPC is our primary provider of a wide range of services and products. On April 7, 2000, PetroChina completed a global offering of H Shares and ADSs. In September 2005, PetroChina completed a follow-on offering of over 3 billion H Shares at the price of HK$6.00 per share. In October 2007 PetroChina issued 4 billion A Shares at an issue price of RMB16.7 per share. The A Shares were listed on the Shanghai Stock Exchange on November 5, 2007. Currently, CNPC owns an approximate 86.29% interest in PetroChina.
The following chart illustrates our corpporate organization and our shareholding structure:

(1)	Indicates approximate shareholding.

(2)	Includes subsidiary companies and those branches without legal person status.

(3)	Represents enterprises directly administered and operated by such segment.

(4)	Includes PetroChina Planning & Engineering Institute, PetroChina Exploration & Development Research Institute, CNPC E&D, PetroChina Foreign Cooperation Administration Department, Beijing Oil and Gas Pipeline Network Dispatching Center, IT Service Center, PetroChina International Co., Ltd., and Petrochemical Research Institute.

The following chart illustrates our management structure:

(1)	Includes subsidiary companies and those branches without legal person status.

(2)	Represents enterprises directly administered and operated by such segment.
General Information
     Our legal name is “”, and its English translation is PetroChina Company Limited. Our headquarters are located at 16 Andelu, Dongcheng District, Beijing, China, 100011, and our telephone number at this address is (86-10) 8488-6270. Our website address is www.petrochina.com.cn. The information on our website is not part of this annual report.
Launch of New Logo
     Effective December 26, 2004, we began using a new logo that is jointly owned by us and CNPC. We have applied for trademark registration of the new logo with the State Trademark Bureau of the PRC. To date, some of these applications have been approved, for which we have received trademark registration certificates, and others are either in the process of review or public announcement. In addition, we have applied for international trademark registration for the new logo in other jurisdictions. To date, we have received two Madrid International Trademark Registration Certificates for the new logo covering 31 jurisdictions, including the U.S., U.K., Japan, and Korea, and 25 national trademark registration certificates for the new logo from seven jurisdictions, including Canada, Myanmar, and Hong Kong.

Exploration and Production
     We are engaged in crude oil and natural gas exploration, development and production. Substantially all of our total estimated proved crude oil and natural gas reserves are located in China, principally in northeastern, northern, southwestern and northwestern China. The Songliao basin, located in Heilongjiang and Jilin provinces in northeastern China, including the Daqing and Jilin oil regions, accounted for 39.6% of our proved crude oil reserves as of December 31, 2007 and 41.8% of our crude oil production in 2007. We also have significant crude oil reserves and operations in the area around the Bohai Bay. The Bohai Bay basin includes the Liaohe, Dagang, Huabei and Jidong oil regions and accounted for 21.4% of our proved crude oil reserves as of December 31, 2007 and 20.4 of our crude oil production in 2007. Our proved natural gas reserves and production are generally concentrated in northwestern and southwestern China, specifically in the Erdos, Tarim and Sichuan basins. Our overseas proved crude oil reserves and proved natural gas reserves accounted for 5.5% of our proved crude oil reserves and 1.1% of our proved natural gas reserves as of December 31, 2007 and our overseas oil production and natural gas production accounted for 6.0% of our crude oil production and 2.7% of our natural gas production in 2007.
     We currently hold exploration licenses covering a total area of approximately 446.4 million acres and production licenses covering a total area of approximately 16.4 million acres. In 2007, our exploration and production segment had income from operations of RMB 206,587 million.
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
Reserves
     Our estimated proved reserves as of December 31, 2007 totaled approximately 11,705.6 million barrels of crude oil and approximately 57,110.6 billion cubic feet of natural gas. As of December 31, 2007, proved developed reserves accounted for 77.3% and 45.6% of our total proved crude oil and natural gas reserves, respectively. Total proved hydrocarbon reserves on a barrels-of -oil equivalent basis increased by 3.4% from approximately 20,529.4 million barrels-of -oil equivalent as of the end of 2006 to approximately 21,223.9 million barrels-of -oil equivalent as of the end of 2007, taking account of our overseas crude oil reserves of 643.2 million barrels and overseas natural gas reserves of 600.6 billion cubic feet, totaling 743.3 barrels-of -oil equivalent. Natural gas as a percentage of total proved hydrocarbon reserves increased from 43.4% as of December 31, 2006 to 44.8 as of December 31, 2007.
     The following table sets forth our estimated proved reserves (including proved developed reserves and proved undeveloped reserves) and proved developed reserves of crude oil and natural gas as of December 31, 2005, 2006 and 2007. We prepared our reserve estimates as of December 31, 2005, 2006 and 2007, on the basis of reports prepared by DeGolyer & MacNaughton and Gaffney, Cline & Associates, independent engineering consultants, in accordance with Statement of Financial Accounting Standards No. 69, or SFAS No. 69. Our reserve estimates include only crude oil and natural gas which we believe can be reasonably produced within the current terms of our production licenses. See “Regulatory Matters — Exploration Licenses and Production Licenses” for a discussion of our production licenses. Also see “Item 3 — Key Information — Risk Factors” for a discussion of the uncertainty inherent in the estimation of proved reserves.

	Crude oil	Natural gas (1)	Combined (1)
	(millions of barrels)	(Bcf)	(BOE, in millions)
Proved developed and undeveloped reserves
Reserves as of December 31, 2005	11,536.2	48,123.1	19,556.7
Revisions of previous estimates	196.1	685.9	310.4
Extensions and discoveries	635.3	6,247.7	1,676.5
Improved recovery	81.1	—	81.1
Production for the year	(830.7)	(1,587.5)	(1,095.3)
Reserves as of December 31, 2006	11,618.0	53,469.2	20,529.4
Revisions of previous estimates	83.7	(1,063.0)	(93.4)
Extensions and discoveries	763.9	6,331.4	1,819.1
Improved recovery	78.8	0	78.8
Production for the year	(838.8)	(1,627.0)	(1,110.0)

	Crude oil	Natural gas (1)	Combined (1)
	(millions of barrels)	(Bcf)	(BOE, in millions)
Reserves as of December 31, 2007	11,705.6	57,110.6	21,223.9
Proved developed reserves
As of December 31, 2005	9,194.8	19,857.8	12,504.4
As of December 31, 2006	9,185.2	22,563.9	12,945.8
As of December 31, 2007	9,047.1	26,047.1	13,388.3

(1)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.
     The following tables set forth our crude oil and natural gas proved reserves and proved developed reserves by region as of December 31, 2005, 2006 and 2007.

	As of December 31,
	2005		2006		2007
	Proved		Proved		Proved
	developed		Developed		developed
	and	Proved	And	Proved	and	Proved
	undeveloped	developed	Undeveloped	developed	undeveloped	developed
	(millions of barrels)
Crude oil reserves
Daqing	4,396.9	3,863.9	4,200.3	3,516.0	3,856.1	3,324.3
Liaohe	1,114.6	937.5	1,067.5	845.8	1,121.0	888.1
Xinjiang	1,261.8	1,010.8	1,306.6	1,077.0	1,354.9	1,198.9
Changqing	1,267.0	840.6	1,450.6	1,182.9	1,488.9	1,194.8
Jilin	675.0	472.2	775.5	501.8	784.2	463.4
Dagang	516.1	426.7	482.1	400.0	523.2	346.7
Tarim	543.8	418.1	523.9	370.4	590.3	379.7
Huabei	536.2	381.5	500.9	388.4	448.0	307.0
Qinghai	243.0	185.5	227.9	187.2	200.1	186.3
Tuha	165.0	110.8	156.5	104.9	164.7	91.7
Sichuan	8.0	5.5	11.7	5.4	9.5	4.4
Jidong	122.7	73.6	180.4	98.3	413.1	126.0
Other regions (1)	686.1	468.1	734.1	507.1	751.5	535.8

Total	11,536.2	9,194.8	11,618.0	9,185.2	11,705.6	9,047.1

	As of December 31,
	2005		2006		2007
	Proved		Proved		Proved
	developed		developed		developed
	and	Proved	and	Proved	and	Proved
	undeveloped	developed	undeveloped	developed	undeveloped	Developed
	(Bcf)
Natural gas reserves (2)
Sichuan	9,211.2	5,063.5	10,362.8	4,867.3	10,400.5	4,365.5
Changqing	15,765.6	4,089.8	17,846.1	4,559.7	19,105.0	6,943.9
Xinjiang	1,686.8	1,120.4	1,723.0	1,047.0	1,537.1	999.3
Daqing	1,936.8	813.3	1,894.6	740.2	3,039.7	1,046.2
Qinghai	4,534.1	1,528.0	4,467.0	1,584.0	4,352.8	3,003.5
Tarim	11,838.8	5,347.9	14,443.6	7,818.4	15,114.3	7,918.8
Liaohe	489.8	417.6	429.3	338.8	386.4	296.2
Tuha	677.4	367.8	640.5	401.8	581.6	350.4
Huabei	369.3	211.8	340.3	264.6	193.1	119.2

	As of December 31,
	2005		2006		2007
	Proved		Proved		Proved
	developed		developed		developed
	and	Proved	and	Proved	and	Proved
	undeveloped	developed	undeveloped	developed	undeveloped	Developed
	(Bcf)
Dagang	586.9	207.8	275.0	189.7	347.4	197.1
Jilin	187.8	132.7	198.6	113.7	1,169.9	104.1
Jidong	38.9	27.2	52.7	31.5	191.4	40.4
Other regions (1)	799.7	530.0	795.7	607.2	691.4	662.5

Total	48,123.1	19,857.8	53,469.2	22,563.9	57,110.6	26,047.1

(1)	Represents Yumen oil regions, oil regions in South China, and our overseas oil and gas fields as a result of our acquisition of overseas assets.

(2)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.
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
     The following table sets forth the number of wells we drilled, or in which we participated, and the results thereof, for the periods indicated.

Year		Daqing	Xinjiang	Liaohe	Changqing	Huabei	Dagang	Sichuan	Others (1)	Total

2005	Net exploratory wells drilled (2)	250	191	71	456	83	39	58	360	1,508
	Crude oil	78	92	47	200	53	22	0	152	644
	Natural gas	6	1	0	24	0	0	30	15	76
	Dry (3)	166	98	24	232	30	17	28	193	788
	Net development wells drilled (2)	3,722	1,608	563	2,608	250	192	101	2,587	11,631
	Crude oil	3,712	1,604	549	2,364	248	188	6	2,495	11,166
	Natural gas	10	4	12	195	2	4	83	88	398
	Dry (3)	0	0	2	49	0	0	12	4	67
2006	Net exploratory wells drilled (2)	250	180	64	466	83	50	62	390	1,545
	Crude oil	73	88	35	203	49	21		114	583
	Natural gas	7	21	1	37		7	31	6	110
	Dry (3)	170	71	28	226	34	22	31	270	852
	Net development wells drilled (2)	4,183	1,605	713	2,023	330	179	57	2,361	11,451
	Crude oil	4,160	1,586	688	1,772	225	173	9	2,235	10,848
	Natural gas	23	8	14	216	105	6	40	123	535
	Dry (3)	0	11	11	35	0	0	8	3	68
2007	Net exploratory wells drilled (2)	294	183	68	447	104	70	48	415	1,629
	Crude oil	103	103	49	186	47	59	3	141	691
	Natural gas	12	15		41			30	16	114
	Dry (3)	179	65	19	220	57	11	15	258	824
	Net development wells drilled (2)	4,670	1,350	529	3,087	528	260	83	2,377	12,884
	Crude oil	4,643	1,346	515	2,652	259	252	8	2,208	11,883
	Natural gas	17	4	11	384	269	8	75	163	931
	Dry (3)	10		3	51				6	70

(1)	Represents the Jilin, Tarim, Tuha, Qinghai, Jidong and Yumen oil regions.

(2)	“Net” wells refer to the wells after deducting interests of others. No third parties own any interests in any of our wells.

(3)	“Dry” wells are wells with insufficient reserves to sustain commercial production.
     Oil-and-Gas Properties
     The following table sets forth our interests in developed and undeveloped acreage by oil region and in productive crude oil and natural gas wells as of December 31, 2007.

	Acreage (1) (thousands of acres)
	Productive wells (1)		Developed		Undeveloped
Oil region	Crude oil	Natural gas	Crude oil	Natural gas	Crude oil	Natural gas
Daqing	71,314	196	762.5	83.4	788.8	113.2
Liaohe	20,608	627	190.9	35.8	91.3	6.5
Xinjiang	23,293	98	299.7	37.1	152.4	20.3
Jilin	23,883	112	292.2	28.4	309.3	22.6
Changqing	21,957	1,725	470.4	2,191.9	335.2	1,730.8
Huabei	7,383	105	140.3	12.3	60.0	2.9
Dagang	4,959	63	104.6	24.5	62.2	20.7
Tuha	2,301	90	40.8	21.2	27.2	8.3
Tarim	937	167	105.9	66.2	49.1	190.6
Sichuan	425	1,409	335.5	377.7		329.1
Other regions (2)	5,517	322	68.3	32.5	48.3	25.2

Total	182,577	4,914	2,811.2	2,910.9	1,923.7	2,470.1

(1)	Includes all wells and acreage in which we have an interest. No third parties own any interests in any of our wells or acreage.

(2)	Represents the Qinghai, Jidong and Yumen oil regions.
     Approximately 66.8% of our proved crude oil reserves are concentrated in the Daqing, Liaohe and Xinjiang oil regions and the Changqing oil and gas region, and approximately 85.8% of our proved natural gas reserves are concentrated in the Changqing oil and gas region, the Tarim oil region, the Sichuan gas region and the Qinghai oil region. We believe that the Erdos, Junggar, and Songliao basins and Bohai Bay have the highest potential for increasing our crude oil reserve base through future exploration and development, and that the Erdos, Tarim, Sichuan, and Qaidam basins have the highest potential for increasing our natural gas reserve base through future exploration and development.
Production
     The following table sets forth our historical average net daily crude oil and natural gas production by region and our average sales price for the periods ended December 31, 2005, 2006 and 2007.

	For the year ended
	December 31,			% of
	2005	2006	2007	2007 Total
Crude oil production (1)
(thousands of barrels per day, except percentages or otherwise indicated)
Daqing	915.1	883.1	847.3	36.9
Liaohe	238.2	230.4	231.3	10.1
Xinjiang	238.8	244.2	249.4	10.9
Changqing	191.4	215.6	246.9	10.7

	For the year ended
	December 31,			% of
	2005	2006	2007	2007 Total
Tarim	122.8	123.9	131.6	5.7
Huabei	88.4	89.4	90.8	4.0
Jilin	112.1	115.6	120.0	5.0
Dagang	102.6	93.6	91.2	4.0
Tuha	45.2	44.4	44.8	2.0
Other (2)	200.0	235.7	244.8	10.7

Total	2,254.5	2,275.9	2,298.1	100.0

Annual production (million barrels)	822.9	830.7	838.8
Average sales price
(RMB per barrel)	396.2	476.8	496.3
(US$ per barrel)	48.37	59.81	65.27
Natural gas production (1)(3)
(millions of cubic feet per day, except percentages or otherwise indicated)
Sichuan	1,107.9	1,233.9	1,329.8	29.8
Changqing	640.7	650.4	838.4	18.8
Daqing	133.8	138.0	123.7	2.8
Qinghai	172.8	200.7	286.0	6.4
Tuha	121.1	133.4	111.5	2.5
Xinjiang	109.8	114.2	102.3	2.3
Liaohe	56.0	52.8	43.9	1.0
Huabei	43.5	41.3	39.1	0.9
Tarim	479.5	1,015.7	1,383.1	31.0
Dagang	26.2	28.7	43.0	1.0
Other (4)	175.9	149.6	156.7	3.5

Total	3,067.2	3,758.7	4,457.5	100.0%

Annual production (Bcf)	1,119.5	1,371.9	1,627.0
Average sales price
(RMB per Mcf)	23.35	27.6	29.0
(US$ per Mcf)	2.85	3.46	3.81

(1)	Production volumes for each region include our share of the production from all of our cooperative projects with foreign companies in that region.

(2)	Represents production from the Qinghai, Jidong and Yumen oil regions, the Sichuan gas region and our share of overseas production as a result of our acquisition of overseas assets.

(3)	Represents production of natural gas for sale.

(4)	Represents production from the Jilin, Jidong and Yumen oil regions and our share of overseas production as a result of our acquisition of overseas assets.
     In 2007, we supplied approximately 84.4% of our total crude oil sales to our refineries, 6.0% to Sinopec’s refineries, 6.6% to companies or entities outside China, and the remaining 3.0% to regional refineries or other entities. We entered into a crude oil mutual supply framework agreement with Sinopec on January 8, 2008 for the supply of crude oil to each other’s refineries in 2008. Under this agreement, we agreed in principle to supply 48.5 million barrels of crude oil to Sinopec, and Sinopec agreed in principle to supply to us approximately 8.0 million barrels of crude oil in 2008 at negotiated prices based on the Singapore market FOB prices for crude oil. See “Item 5 — Operating and Financial Review and Prospects — General — Factors Affecting Results of Operations — Crude Oil Prices” for a detailed discussion of the crude oil premium and discount calculation agreement and its supplemental agreement. For the years ended December 31, 2005, 2006 and 2007, the average lifting costs of our crude oil and natural production were US$5.28 per barrel-of-oil equivalent, US$6.74 per barrel-of-oil equivalent and US$7.75 per barrel-of-oil equivalent, respectively.
Principal Oil and Gas Regions
     Daqing Oil Region
     The Daqing oil region, our largest oil and gas producing property, is located in the Songliao basin and covers an area of approximately one million acres. The successful discovery and development of the oil fields in the Daqing oil region marked a critical breakthrough in the history of both our company and the PRC oil and gas industry. In terms of proved hydrocarbon reserves and annual production, the Daqing oil region is the largest oil region in China and one of the most prolific oil and gas properties in the world. We commenced exploration activities in the Daqing oil region in 1955 and discovered oil in the region in 1959. Annual crude oil production volume in the Daqing oil region reached one million barrels per day in 1976 and remained relatively stable until 2002. In 2005, 2006 and 2007, our crude oil production volume in the Daqing oil region was 915.1 thousand barrels per day, 883.1 thousand barrels per day and 847.3 thousand barrels per day, respectively. As of December 31, 2007, we produced crude oil from 20 fields in the Daqing oil region.
     As of December 31, 2007, our proved crude oil reserves in the Daqing oil region were 3,856.1 million barrels, representing 32.9% of our total proved crude oil reserves. The proved crude oil reserves in our Daqing oil region have gradually decreased since 1996 because the crude oil production exceeded the crude oil reserve additions in our Daqing oil region in each year since 1996. As of December 31, 2005, 2006 and 2007, the proved crude oil reserves in our Daqing oil region were 4,396.9 million barrels, 4,200.3 million barrels, and 3,856.1 million barrels, respectively. In 2007, our oil fields in the Daqing oil region produced an average of 847.3 thousand barrels of crude oil per day, representing approximately 36.9% of our total daily crude oil production. The crude oil production in our Daqing oil region decreased by 4% from 322.3 million barrels in 2006 to 309.3 million barrels in 2007. In 2007, the crude oil reserve-to-production ratio of the Daqing oil region was 12.47 years, compared to 13.0 years in 2006.
     The crude oil we produce in the Daqing oil region has an average API gravity of 35.7 degrees. In 2007, the crude oil we produced in the Daqing oil region had an average water cut of 90.98%, increased from the average water cut of 90.44% in 2006.
     The crude oil in the Daqing oil region is primarily located in large reservoirs with relatively moderate depths of approximately 900 meters to 1,500 meters and with relatively simple geological structures and most of the crude oil produced at Daqing is medium viscosity oil. Crude oil produced using enhanced recovery techniques accounted 26.9%, 27.0% and 27.0% of our crude oil production from the Daqing oil region in 2005, 2006 and 2007, respectively.
     Because our oil fields in the Daqing oil region are relatively mature, the difficulty of extracting crude oil from these fields has increased in recent years and is likely to continue to increase gradually in the future. As a result, our lifting costs at these fields increased by 17.9% from US$6.86 per barrel for the year ended December 31, 2006 to US$8.09 per barrel for the year ended December 31, 2007. However, we have adopted a number of measures to contain the increase in our lifting costs at these fields. Those measures include:
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
     Daqing’s crude oil has a low sulfur and high paraffin content. As many refineries in China, particularly those in northeastern China, are configured to refine Daqing crude oil, we have a stable market for the crude oil we produce in the Daqing oil region. In 2007, we refined approximately 82.2% of Daqing crude oil in our own refineries, exported approximately 1.3% and sold the remaining portion to Sinopec or local refineries.

     Liaohe Oil Region
     The Liaohe oil region is one of our three largest crude oil producing properties and is located in the northern part of the Bohai Bay basin. We began commercial production in the Liaohe oil region in 1971. The Liaohe oil region covers a total area of approximately 580,000 acres.
     As of December 31, 2007, proved crude oil reserves in the Liaohe oil region were 1,121.0 million barrels, representing 9.6% of our total proved oil reserves. In 2007, our oil fields in the Liaohe oil region produced an average of 231.3 thousand barrels of crude oil per day, representing approximately 10.1% of our total daily crude oil production. In 2007, the crude oil reserve-to -production ratio in the Liaohe oil region was 13.28 years. In 2007, the crude oil we produced in the Liaohe oil region had an average API gravity of 26 degrees and an average water cut of 78.58%. We have proved crude oil reserves in 39 fields in the Liaohe oil region, all of which are currently in production. We produce several varieties of crude oil in the Liaohe oil region, ranging from light crude oil to heavy crude oil and high pour point crude oil.
     We have easy access to crude oil pipelines for Liaohe crude oil. The pipelines linking Daqing to Dalian port and Qinhuangdao port pass through the Liaohe oil region. In 2007, we sold about approximately 90.1% of the crude oil we produced at the Liaohe oil region to our own refineries.
     Xinjiang Oil Region
     The Xinjiang oil region is one of our three largest crude oil producing properties and is located in the Junggar basin in northwestern China. We commenced our operations in the Xinjiang oil region in 1951. The Xinjiang oil region covers a total area of approximately 900 thousand acres.
     As of December 31, 2007, our proved crude oil reserves in the Xinjiang oil region were 1,354.9 million barrels, representing 11.6% of our total proved crude oil reserves. In 2007, our oil fields in the Xinjiang oil region produced an average of 249.4 thousand barrels of crude oil per day, representing approximately 10.9% of our total crude oil production. In 2007, the crude oil reserve-to -production ratio at the Xinjiang oil region was 14.88 years. In 2007, the crude oil we produced in the Xinjiang oil region had an average API gravity of 36.8 degrees and an average water cut of 74.87%.
     Sichuan Gas Region
     We began natural gas exploration and production in Sichuan in the 1950s. The Sichuan gas region covers a total area of approximately 2.3 million acres. The natural gas reserve-to -production ratio in the Sichuan gas region was approximately 21.43 years in 2007. As of December 31, 2007, we had 107 natural gas fields under development in the Sichuan gas region.
     As of December 31, 2007, our proved natural gas reserves in the Sichuan gas region were 10,400.5 billion cubic feet, representing 18.2% of our total proved natural gas reserves and an increase of 0.4% from 10,362.8 billion cubic feet as of December 31, 2006. In 2007, our natural gas production for sale in the Sichuan gas region reached 485.4 billion cubic feet, representing 29.8% of our total natural gas production for sale and an increase of 7.8% from 450.4 billion cubic feet in 2006.
     In 2007, we discovered and proved significant natural gas reserves in Guang’an field in the Sichuan gas region in our border expansion in that region. As of December 31, 2007, Guang’an gas field had a proved natural gas reserve of 1,795.7 billion cubic feet. Currently, Guang’an gas field is the largest gas field in the Sichuan basin. We have developed a broad range of technologies relating to natural gas exploration, production, pipeline systems and marketing activities tailored to local conditions in Sichuan.
     In November 2002, we obtained approval from the State Development Planning Commission, the predecessor of the National Development and Reform Commission, to construct pipelines to transmit natural gas produced in the Sichuan gas region to major cities in central China. This is known as the Zhong County to Wuhan City natural gas pipeline project. By the end of 2004, we completed the construction and commenced the commercial operation of the main line of the Zhong County to Wuhan City natural gas pipeline and its Xiangfan branch pipeline and Huangshi branch pipeline. In addition, we completed the construction of the Xiangtan branch pipeline and commenced the commercial operation of this branch pipeline in July 2005. As of March 31, 2008, we had entered into take-or-pay contracts with 29 customers in Hubei Province and Hunan Province, including municipal governments and enterprises, to supply them with natural gas through the main line and branch lines of the Zhong County to Wuhan City natural gas pipeline. See “— Natural Gas and Pipeline — Expansion of Our Natural Gas Transmission and Marketing Business” for a discussion of the Zhong County to Wuhan City natural gas pipeline project.
     Changqing Oil and Gas Region

     The Changqing oil and gas region covers parts of Shaanxi Province and Gansu Province and the Ningxia and Inner Mongolia Autonomous Regions. We commenced operations in the Changqing oil and gas region in 1970. In 2007, we produced 90.1 million barrels of crude oil in the Changqing oil and gas region.
     In the early 1990s, we discovered the Changqing gas field, which had total estimated proved natural gas reserves of 19,105.0 billion cubic feet as of December 31, 2007, representing 33.5% of our total proved natural gas reserves. In January 2001, we discovered the Sulige gas field, which had total estimated proved natural gas reserves of 4,223.7 billion cubic feet as of December 31, 2007. In 2007 we produced 306.0 billion cubic feet of natural gas for sale in the Changqing oil and gas region, representing an increase of 28.9% from 237.4 billion cubic feet in 2006. The establishment of a natural gas pipeline from Shaanxi to Beijing in 1997 has significantly expanded the range of target markets for natural gas produced in the Changqing oil and gas region over the years. In July 2005, we completed the construction and commenced commercial operation of the second Shaanxi to Beijing natural gas pipeline, with a designed annual throughput capacity of 423.8 billion cubic feet of natural gas. In 2007, we sold 245.5 billion cubic feet of natural gas through the first and the second Shaanxi to Beijing natural gas pipelines. See “— Natural Gas and Pipeline — Expansion of Our Natural Gas Transmission and Marketing Business” for a discussion of this additional Shaanxi to Beijing natural gas pipeline project.
     Tarim Oil and Gas Region
     The Tarim oil and gas region is located in the Tarim basin in northwestern China with a total area of approximately 590 thousand acres. As of December 31, 2007, our proved crude oil reserves in the Tarim oil region were 590.3 million barrels. The Kela 2 natural gas field, which we discovered in 1998 in the Tarim oil and gas region, had proved natural gas reserves of approximately 6,587.71 billion cubic feet as of December 31, 2007. As of December 31, 2007, the proved natural gas reserves in the Tarim oil and gas region reached 15,114.3 billion cubic feet, representing 26.5% of our total proved natural gas reserves. Currently, the Kela 2 natural gas field is the largest natural gas field in China in terms of proved natural gas reserves.
     In 2007, we produced 504.8 billion cubic feet of natural gas for sale in the Tarim oil and gas region. We have completed the construction of the pipelines to deliver natural gas in the Tarim oil and gas region to the central and eastern regions of China where there is strong demand for natural gas transmitted through our West to East natural gas pipeline project. See “— Natural Gas and Pipeline — Expansion of Our Natural Gas Transmission and Marketing Business” for a discussion of our West to East natural gas pipeline project. The commencement of the operation of this West to East natural gas pipeline significantly increased our natural gas production in the Tarim oil and gas region.

Refining and Marketing
     We engage in refining and marketing operations in China through 26 refineries, 22 regional sales and distribution branch companies and one lubricants branch company. These operations include the refining, transportation, storage and marketing of crude oil, and the wholesale, retail and export of refined products, including gasoline, diesel, kerosene, lubricant, paraffin, and asphalt.
     In 2007, our refining and marketing segment had loss from operations of RMB 20,680 million.
     The following sets forth the highlights of our refining and marketing segment in 2007:
•	as of December 31, 2007, our refineries’ annual primary distillation capacity totaled 941.7 million barrels of crude oil per year, or 2,580.1 thousand barrels per day;

•	we processed 823.6 million barrels of crude oil, or 2.3 million barrels per day;

•	we produced approximately 71.38 million tons of gasoline, diesel and kerosene and sold approximately 85.74 million tons of these products;

•	as of December 31, 2007, our retail distribution network consisted of:
•	17,070 service stations owned and operated by us,

•	282 service stations either wholly owned by CNPC or jointly owned by CNPC and third parties and to which we provide supervisory support, representing a significant decrease from last year, as a result of our taking ownership of or operating certain service stations previously owned by CNPC or jointly owned by CNPC and third parties, and

•	1,296 franchise service stations owned and operated by third parties with which we have long-term refined product supply agreements, representing a significant decrease from last year, as a result of our termination of cooperation arrangements with certain franchise service stations that had demonstrated deficiencies in image, service or oil quality; and
•	in 2007, our service stations, which are located throughout China, sold approximately 54.8 million tons of gasoline and diesel, representing 66.9% of the total of these products sold through our marketing operations.
Refining
     Our refineries are located in eight provinces, four autonomous regions and one municipality in the northeastern, northwestern and northern regions of China.
     Refined Products
     We produce a wide range of refined products at our refineries. Some of the refined products are for our internal consumption and used as raw materials in our petrochemical operation. The table below sets forth production volume for our principal refined products for each of the three years ended December 31, 2005, 2006 and 2007.

	Year ended December 31,
Product	2005	2006	2007
	(in thousands of tons)
Diesel	43,000.7	44,226.5	47,345.4
Gasoline	21,414.6	22,027.2	22,018.7
Fuel oil	3,816.3	3,491.4	4,162.0
Naphtha	4,872.8	6,317.9	7,491.9
Asphalt	1,484.7	1,605.7	1,563.4
Kerosene	1,970.3	2,063.7	2,017.2
Lubricants	1,528.6	1,488.4	1,760.4
Paraffin	1,139.3	1,051.8	1,003.0

Total	79,227.3	82,272.6	87,362.0

     We optimize our production facility mix to meet market demand and to focus on the production of high margin products. This has resulted in an overall modest increase in the production of lighter refined products which generally are higher margin products, such as gasoline and diesel. In 2007, our diesel production increased to 47,345.4 thousand tons. In 2005 and 2006, we produced 1,528.6 thousand tons and 1,488.4 thousand tons of lubricants, respectively. In 2007, we increased our lubricant production to 1,760.4 thousand tons to meet the growing market demands for lubricants.
     In recent years, we have made significant capital investments in facility expansions and upgrades to improve product quality to meet evolving market demand and environmental requirements in China. In each of the three years ended December 31, 2005, 2006 and 2007, our capital expenditures for our refining and marketing segment were RMB 16,454 million, RMB 19,206 million, and RMB 26,546 million, respectively. These capital expenditures were incurred primarily in connection with the expansion and upgrades of our refining facilities, upgrade of our product quality, and expansion of our refined product retail marketing network and storage infrastructure for the purpose of maintaining and increasing our market share. We built or renovated 10 of our refining facilities in 2005, including, among others, the regular pressure reducing unit at Dalian Petrochemical with a designed annual capacity of 10 million tons, the delayed coking unit at Lanzhou Petrochemical with an annual capacity of 1,000 thousand tons and the catalytic reforming unit at Jinzhou Petrochemical with an annual capacity of 600 thousand tons. In 2006, we built a coking unit at Daqing Petrochemical with an annual capacity of 1.2 million tons and upgraded the heavy oil catalytic cracking unit at Jinxi Petrochemical to increase its annual capacity to 1.8 million tons. In 2007, we had completed the construction or renovation of 18 refining projects, including, among others, the expansion and renovation of the 10 million tons/year refining unit at Dagang Petrochemical, the construction of the new 1.2 million tons/year hydrocracking unit at Changqing Petrochemical, the construction of the 800 thousand/year propane deasphalting unit and accessory facilities at Karamay Petrohemical, and the renovation of the 1.8 million tons/year diesel hydrofining unit at North China Petrochemical. In 2007, we operated an aggregate of 18,648 service stations. In addition, we have also focused on enhancing our processing technologies and methods. These efforts have enabled us to improve the quality of refined products at our refineries, particularly that of gasoline and diesel. We believe that our refined products are capable of meeting product specification and environmental protection requirements as set by the PRC government, including the specification limiting the olefin and benzene content in gasoline.
     Our Refineries
     Most of our refineries are strategically located close to our crude oil storage facilities, along our crude oil and refined product transmission pipelines and/or railways. These systems provide our refineries with secure supplies of crude oil and facilitate our distribution of refined products to the domestic markets. In each of the three years ended December 31, 2005, 2006 and 2007, our exploration and production operations supplied approximately 89%, 82%, and 80%, respectively, of the crude oil processed in our refineries.
     The table below sets forth certain operating statistics regarding our refineries as of December 31, 2005, 2006 and 2007.

	As of December 31,
	2005	2006	2007
Primary distillation capacity (1) (thousand barrels per day)
Lanzhou Petrochemical	212.6	212.6	212.6
Dalian Petrochemical	212.6	415.0	415.0
Fushun Petrochemical	186.2	186.2	186.2
Daqing Petrochemical	121.5	121.5	121.5
Jinzhou Petrochemical	131.6	131.6	131.6

	As of December 31,
	2005	2006	2007
Jinxi Petrochemical	131.6	131.6	131.6
Jilin Petrochemical	141.7	141.7	141.7
Urumqi Petrochemical	101.2	101.2	121.5
Other refineries	1,098.2	1,122.5	1,118.4

Total	2,337.2	2,563.9	2,580.1

Refining throughput (thousand barrels per day)
Lanzhou Petrochemical	178.7	191.4	213.9
Dalian Petrochemical	223.7	244.7	233.5
Fushun Petrochemical	194.4	196.4	196.6
Daqing Petrochemical	125.5	128.5	124.3
Jinzhou Petrochemical	127.9	137.8	133.6
Jinxi Petrochemical	129.2	132.1	133.6
Jilin Petrochemical	138.0	146.5	146.1
Urumqi Petrochemical	85.3	98.0	106.1
Other refineries	858.4	875.3	968.8

Total	2,061.1	2,150.8	2,256.5

Conversion equivalent (2) (percent)
Lanzhou Petrochemical	53.3	53.3	53.3
Dalian Petrochemical	54.3	27.8	27.8
Fushun Petrochemical	68.5	70.7	70.7
Daqing Petrochemical	76.7	76.7	76.7
Jinzhou Petrochemical	84.6	84.6	84.6
Jinxi Petrochemical	66.2	66.2	66.2
Jilin Petrochemical	61.4	61.4	61.4
Urumqi Petrochemical	62.0	62.0	51.7
Average of other refineries	50.5	51.8	51.9

(1)	Represents the primary distillation capacity of crude oil and condensate.

(2)	Stated in fluid catalytic cracking, delayed coking and hydrocracking equivalent/ topping (percentage by weight), based on 100% of balanced distillation capacity.
     In each of the three years ended December 31, 2005, 2006 and 2007, the average utilization rate of the primary distillation capacity at our refineries was 95.5%, 95.9% and 97.7%, respectively. The average yield for our four principal refined products (gasoline, kerosene, diesel and lubricants) at our refineries was 66.7%, 65.7 and 65.6%, respectively, in the same periods. “Yield” represents the number of tons of a refined product expressed as a percentage of the number of tons of crude oil from which that product is processed. In each of the three years ended December 31, 2005, 2006 and 2007, the yield for all refined products at our refineries was 92.3%, 92.2% and 93.0%, respectively.
     Dalian Petrochemical, Fushun Petrochemical and Lanzhou Petrochemical were our leading refineries in terms of both primary distillation capacity and throughput in 2007. They are all located close to our major oil fields in the northeast and northwest regions of China and produce a wide range of refined products. Lanzhou Petrochemical has a strategic position in our plan to expand our markets in refined product sales in the southwestern and central regions of China. It is located in the northwestern part of China, providing easy access to markets in the southwestern and central regions in China. As of December 31, 2007, these three refineries had an aggregate primary distillation capacity of 297.0 million barrels per year, or 813.8 thousand barrels per day, representing approximately 31.5% of the total primary distillation capacity of all our refineries as of the same date. In 2007, these three refineries processed an aggregate of 235.1 million barrels of crude oil, or 644.0 thousand barrels per day, representing approximately 28.5% of our total throughput in the same period.

Marketing
     We market a wide range of refined products, including gasoline, diesel, kerosene and lubricants, through an extensive network of sales personnel and independent distributors and a broad wholesale and retail distribution system across China. As of December 31, 2007, our marketing network consisted of:
•	approximately 802 regional wholesale distribution outlets nationwide. Substantially all of these outlets are located in high demand areas such as economic centers across China, particularly in the coastal areas, along major railways and along the Yangtze River; and

•	17,070 service stations owned and operated by us, 282 service stations wholly owned by CNPC or jointly owned by CNPC and third parties that exclusively sell refined products produced or supplied by us and to which we provide supervisory support under contractual arrangement, and 1,296 franchise service stations owned and operated by third parties.
     In 2007, we sold approximately 82.0 million tons of gasoline and diesel. The PRC government and other institutional customers, including railway, transportation and fishery operators, are our long-term purchasers of the gasoline and diesel that we produce. We sell gasoline and diesel to these customers at the ex-works median prices published by the PRC government with an 8% floating range. See “— Regulatory Matters — Pricing — Refined Products” for a discussion of refined product pricing. In 2007, sales of gasoline and diesel to these customers accounted for approximately 3% and 13% of our total sales of gasoline and diesel, respectively.
     The following table sets forth our refined product sales volumes by principal product category for each of the three years ended December 31, 2005, 2006 and 2007.

	Year ended December 31,
Product	2005	2006	2007
	(in thousands of tons)
Diesel	47,811.0	48,863.9	54,844.3
Gasoline	26,161.6	23,993.2	27,115.7
Fuel oil	6,409.6	8,711.2	9,656.2
Naphtha	5,574.1	6,887.6	8,347.6
Kerosene	2,008.0	2,047.4	3,782.2
Lubricants	2,181.6	2,044.4	2,348.5
Asphalt	2,475.6	3,321.2	4,387.1
Paraffin	1,160.3	1,104.3	1,021.8

Total	93,781.8	96,973.2	111,503.4

     Wholesale Marketing
     We sell refined products both directly and through independent distributors into various wholesale markets, as well as to utility, commercial, petrochemical, aviation, agricultural, fishery and transportation companies in China. Our gasoline and diesel sales also include the amount we transferred to our retail operations. We made wholesale sales of approximately 0.7 million tons of gasoline and diesel to Sinopec in 2007, representing approximately 0.9% of our total sales of these products in the same period. In 2007, we sold approximately 20.2 million tons of our other principal refined products.
     Retail Marketing
     In 2007, we sold approximately 54.8 million tons of gasoline and diesel through our service station network, accounting for 66.9% of the total of these products sold through our marketing operations in the same period. Although sales volumes vary significantly by geographic region, the weighted average sales volume of gasoline and diesel per business day at our service station network in 2005, 2006 and 2007 was 6.7 tons, 7.8 tons and 8.4 tons per service station, respectively.

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
     Most of the service stations in our service station network are concentrated in the northern, northeastern and northwestern regions of China where we have a dominant wholesale market position. However, the eastern and southern regions of China have a higher demand for gasoline and diesel. We have made significant efforts in recent years to expand our sales and market share in those regions through expanding the number of our service stations and storage facilities in those regions. As part of our expansion initiatives, on May 14, 2004, we entered into the Joint Venture Contract and the Articles of Association with BP Global Investments Limited, a subsidiary of BP Amoco p.l.c., to form BP PetroChina Petroleum Company Limited in Guangdong Province. We and BP Global Investments Limited hold 51% and 49% equity interests in BP PetroChina Petroleum Company Limited, respectively. We expect that BP PetroChina Petroleum Company Limited will build, acquire and manage approximately 500 service stations in Guangdong Province within three years from its establishment. As of December 31, 2007, BP PetroChina Petroleum Company Limited owned and operated 461 service stations in the Pearl River Delta of Guangdong Province.
     We invested a total of RMB 5,683.52 million in expanding our service station network in 2007, of which 76.4% was invested in the eastern and southern regions of China. In 2007, we sold approximately 25,660 thousand tons of gasoline and diesel through our owned and franchised service stations in these regions, as compared to approximately 17,490 thousand tons and approximately 21,480 thousand tons we sold in 2005 and 2006, respectively.
     In 2007, we acquired or constructed an aggregate of 729 service stations that are owned and operated by us, of which 436 are in the eastern and southern regions of China. We plan to further increase our retail market share and improve the efficiency of our retail operations, with a continued focus on the eastern and southern regions of China. We plan to invest approximately RMB 5,066.85 million in 2008 to expand our service station network and storage infrastructure by adding approximately 450 new service stations.
     The following table sets forth the number of the service stations in our marketing network as of December 31, 2007:

Owned and operated by us (1)	17,070
Wholly owned by CNPC or jointly owned by CNPC and third parties (2)	282
Franchised	1,296
Total	18,648

Note:

(1)	Includes 461 service stations owned and operated by BP PetroChina Petroleum Company Limited.

(2)	These service stations exclusively sell refined products produced or supplied by us. We also provide supervisory support to these service stations.
     In order to improve the efficiency and profitability of our existing service station network, we standardize the interior and exterior of our service stations, our service procedures, staff uniforms and the product quality of all our service stations. We are in the process of constructing a centralized service station management system covering all our sales branches and promoting the use of pre-paid gasoline/diesel filling cards at our service stations. In addition, we are developing convenience-store-like service stations with a view to improving the management and client service quality of our service stations. In addition to selling gasoline and diesel, we have planned to gradually increase the sale of lubricants and other non-fuel products at our service stations.

Chemicals and Marketing
     Through 12 chemical plants and four chemical products sales companies, we produce and market basic petrochemical products, derivative petrochemical products, and other chemical products. As of December 31, 2007, our chemicals and marketing segment had income from operations of RMB 7,831 million.
     Our chemical plants and sales companies are located in five provinces, three autonomous regions and two municipalities under the direct administration of the central government in China. Most of our chemical plants are co-located with our refineries and are also connected with the refineries by pipelines, providing additional production flexibility and opportunities for cost competitiveness. Our exploration and production, refining and marketing, and natural gas and pipeline operations supply substantially all of the hydrocarbon feedstock requirements for our chemicals operations. We believe that the proximity of our refineries to our chemical plants promotes efficiency in production, secures feedstock supply and minimizes the risk of production interruption. Our production capacity and our market share in China for chemical products allow us to solidify our dominant position in the northern and western regions of China. In addition, our stable customer base in the eastern and southern regions of China provides us with the opportunity to expand our market share in these regions.
Our Chemical Products
     The table below sets forth the production volumes of our principal chemical products for each of the three years ended December 31, 2005, 2006 and 2007.

	Year ended December 31,
	2005	2006	2007
	(in thousand tons)
Basic petrochemicals
Propylene	2,493.5	2,671.2	3,083.2
Ethylene	1,887.9	2,067.9	2,581.5
Benzene	707.9	749.6	827.8
Derivative petrochemicals
Synthetic resin
Polyethylene	1,355.9	1,531.3	2,101.2
Polypropylene	1,142.8	1,291.0	1,630.2
ABS	223.0	223.0	215.0
Other synthetic resin products	35.2	15.8	16.1
Synthetic fiber
Polyacrylic fiber	97.1	81.0	79.3
Terylene fiber	86.2	53.3	48.1
Other synthetic fiber products	6.3	6.4	9.3
Synthetic rubber
Styrene butadiene rubber	194.4	212.9	210.6
Other synthetic rubber products	87.0	99.1	100.0
Intermediates
Alkylbenzene	205.7	207.9	197.5
Other chemicals
Urea	3,577.6	3,576.3	3,634.5
     We are one of the major producers of ethylene in China. We use the bulk of the ethylene we produce as a principal feedstock for the production of many chemical products, such as polyethylene. In 2001, we implemented a five-year plan to invest RMB 10,000 million to upgrade our ethylene production facilities at Daqing Petrochemical, Jilin Petrochemical, Liaoyang Petrochemical, Dushanzi Petrochemical and Lanzhou Petrochemical. As of December 31,

2006, we had completed the upgrades of all ethylene projects included in such five-year plan. In 2006, we also completed a new capacity-expansion project at Jilin Petrochemical. As of December 31, 2007, our annual ethylene production capacity was 2,710 thousand tons, an increase of 80 thousand tons from the year ended December 31, 2006. Our production volume of ethylene increased by 24.8% from 2,067.9 thousand tons in 2006 to 2,581.5 thousand tons in 2007. We expect to complete the 1,000,000 tons/ year ethylene production project at Dushanzi Petrochemical by the end of 2009. The petrochemical ethylene projects at Fushun Petrochemical, Sichuan Petrochemical and Daqing Petrochemical have been approved by the National Development and Reform Commission and we are currently in the process of implementing these projects.
     In 2007, the monthly average capacity utilization rate at our ethylene production facilities was 95.0%. The cost of ethylene production is an important component of our overall chemical production costs. Reduction of energy consumption and raw material loss is a key factor in reducing ethylene production costs. We have implemented a series of measures to reduce energy consumption. The average energy consumption of our ethylene production facilities was 751.5, 748.4 and 743.8 kilograms of standard oil per ton in 2005, 2006 and 2007, respectively. This is significantly higher than the world average of 500 to 690 kilograms of standard oil per ton. We plan to continue to implement measures to reduce our energy consumption.
     In addition, high ethylene percentage loss has also contributed to the relatively high cost of our ethylene production. In order to reduce high ethylene percentage loss in our ethylene production, we have implemented a series of measures at our chemical plants in the past several years, such as improving our process management of key units for ethylene production, reducing unplanned temporary interruptions of our chemical facilities and enhancing pyrolysis material composition and production plans. As a result, the average ethylene percentage loss at our chemical plants decreased from 0.57% in 2003 to 0.54% in 2004. The average ethylene percentage loss rate went up to 0.61% in 2005, due to the significant losses resulting from the trial of an upgraded ethylene production facility. In 2006, our average ethylene percentage loss decreased to 0.55%. In 2007, our average ethylene percentage loss went up to 0.63%. We believe that our measures will enable us to further reduce the cost of our ethylene production without incurring significant capital expenditures.
     We produce a number of synthetic resin products, including polyethylene, polypropylene and ABS. As of December 31, 2007, our production capacities for polyethylene, polypropylene and ABS were 2,212 thousand tons, 1,863.5 thousand tons and 220 thousand tons, respectively. In 2007, we produced 2,101.2 thousand tons and 1,630.2 thousand tons of polyethylene and polypropylene, respectively, which respectively increased by 37.2% and 26.3% as compared with 2006. In 2007, we produced 215 thousand tons of ABS, representing a decrease of 3.6% from 2006. Currently, China imports significant volumes of these products to meet the domestic demand due to an inadequate supply of high-quality domestically produced polyethylene and polypropylene. We intend to increase the production, and improve the quality, of these products. We have built new production facilities with new technology for the production of these products in Daqing Petrochemical, Daqing Refining and Chemical, Jilin Petrochemical, Lanzhou Petrochemical, Dalian Petrochemical and other branch companies to meet this target.
Sales and Marketing
     Our chemical products are distributed to a number of industries that manufacture components used in a wide range of applications, including automotive, construction, electronics, medical manufacturing, printing, electrical appliances, household products, insulation, packaging, paper, textile, paint, footwear, agriculture and furniture industries.
     The following table sets forth the sales volumes of our chemical products by principal product category for each of the three years ended December 31, 2005, 2006 and 2007.

	Year ended December 31,
Product	2005	2006	2007
	(in thousands of tons)
Derivative petrochemicals
Synthetic resin
Polyethylene	1,477.0	1,594.8	2,102.4
Polypropylene	972.3	1,069.6	1,434.8
ABS	232.0	233.4	216.7

	Year ended December 31,
Product	2005	2006	2007
	(in thousands of tons)
Synthetic fiber
Terylene fiber	103.3	59.4	56.6
Polyacrylic fiber	95.5	91.2	71.6
Synthetic rubber
Butadiene styrene rubber	202.2	203.4	219.0
Intermediates
Alkylbenzene	112.3	127.9	156.6
Other chemicals
Urea	3,413.8	3,570.6	3,662.2

Natural Gas and Pipeline
     We are China’s largest natural gas transporter and seller in terms of sales volume, with revenues of RMB 50,066 million and total sales volume of 1,647.8 billion cubic feet in 2007, of which 1,502.0 billion cubic feet was sold by our natural gas and pipeline segment. In 2007, our natural gas and pipeline segment generated income from operations of RMB 12,495 million. We sell natural gas primarily to fertilizer and chemical companies, commercial users and municipal utilities owned by local governments.
     The following table sets forth the length of our natural gas pipelines as of December 31, 2005, 2006 and 2007 and the volume of natural gas sold by us in each of the three years ended December 31, 2005, 2006 and 2007.

	As of December 31 or year
	ended December 31,
	2005	2006	2007
Length of natural gas pipelines used by our natural gas segment (km)	19,212	19,662	19,792
Total length of natural gas pipelines (km)	20,340	20,590	22,043
Volume of natural gas sold by our natural gas segment (Bcf)	888.8	1,200.5	1,502.0
Total volume of natural gas sold(1)(Bcf)	1,052.2	1,357.0	1,647.8

(1)	Including both the natural gas sold to third parties and the natural gas sold within our company for the production of other products.
     In addition, we also conduct the operation of crude oil and refined product transmission and storage infrastructure in the natural gas and pipeline segment.
Our Principal Markets for Natural Gas
     In 2007, 31.87%, 17.85%, 16.54%, 4.06%, 3.02% and 26.66% of our natural gas sales were to the southwestern, northern, northwestern, northeastern, central, and eastern regions of the PRC, respectively.
     Currently, Sichuan Province and Chongqing Municipality in southwest China are two of our principal markets for natural gas. We sold 462.1 billion cubic feet of natural gas to Sichuan Province and Chongqing Municipality in 2007, as compared to 415.6 billion cubic feet in 2006, representing approximately 28.0% of our total natural gas sales in 2007. We supply natural gas to Sichuan Province and Chongqing Municipality from our exploration and production operations in the Sichuan oil region. Our natural gas pipelines in these areas are well developed, consisting of a natural gas transmission network with a total length of approximately 5,923 kilometers. As these areas lack adequate supply of alternative energy resources, such as coal, we believe that we can further expand our natural gas sales as energy demand increases in these areas.
     Beijing Municipality, Tianjin Municipality, Hebei Province and Shandong Province in northern China have high energy consumption levels. These areas are also important markets for our natural gas transmission and marketing business. We sold an aggregate of 261.3 billion cubic feet of natural gas to these areas in 2007, as compared to 217.5 billion cubic feet in 2006. Our natural gas sales to Beijing Municipality increased 11.4% from 135.6 billion cubic feet in 2006 to 151.1 billion cubic feet in 2007. We supply natural gas to Beijing Municipality, Tianjin Municipality and Hebei Province primarily from the Changqing oil region through the Shaanxi to Beijing natural gas pipeline, which is one of our natural gas trunk pipelines, and from the Huabei and Dagang oil regions. Currently, we have 2,827 kilometers of natural gas pipelines in these areas.
     Gansu Province, Qinghai Province, Shanghai Municipality, Jiangsu Province, Zhejiang Province, Anhui Province, Henan Province, Shanxi Province, Hubei Province and Hunan Province are also our natural gas markets. In 2001, we completed the construction of the Sebei to Xining to Lanzhou natural gas pipeline and in 2004, we completed the construction and commenced commercial operation of the mainlines of the West to East natural gas pipeline and the Zhong County to Wuhan City natural gas pipeline. These three pipelines link our Xinjiang, Changqing, Sichuan and Qinghai gas fields with our natural gas markets referred to above. Shanghai Municipality, Jiangsu Province, Zhejiang Province and Anhui Province located in Yangtze River Delta have become our significant natural gas markets. In 2007, we sold 342.1 billion cubic feet of natural gas to this area, representing approximately 20.8% of our total natural gas sales in 2007.
     Each year, we must supply natural gas to customers subject to the government-formulated guidance supply plan first as required by the PRC government. We enter into natural gas supply contracts with those customers on the basis of the amount of natural gas to be supplied according to the guidance supply plan for the following year’s supply.
     We have entered into long-term take-or-pay contracts with 23 municipalities and enterprises in Qinghai Province, Gangsu Province, Shanxi Province and Tianjin Municipality, 29 municipalities and enterprises in Hubei Province and Hunan Province, 16 municipalities in Shandong

Province and 59 municipalities and enterprises in Henan Province, Anhui Province, Shanghai Municipality and other provinces located in the Yangtze River Delta. Under these take-or-pay contracts, we will supply natural gas to these customers in the next 20 to 25 years at prices determined based on the prices published by the National Development and Reform Commission, formerly the State Development Planning Commission . See “— Regulatory Matters — Pricing — Natural Gas” for a discussion of natural gas pricing.
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
Natural Gas Transmission Infrastructure
     As of December 31, 2007, our natural gas and pipeline segment owned and operated approximately 19,792 kilometers of natural gas pipelines in China, which represented the vast majority of China’s onshore natural gas pipelines. Our existing natural gas pipelines form regional natural gas supply networks in northwestern, southwestern, northern and central China as well as the Yangtze River Delta. Our experience in the design, construction management and operation of our existing natural gas pipelines has enabled us to develop relatively advanced technologies and skills in China in long distance pipeline design, construction and automated operational communications. We believe that we will continue to benefit from those technologies and skills in the future expansion of our natural gas pipeline networks and their ancillary facilities.
Expansion of Our Natural Gas Transmission and Marketing Business
     In October 2004, we completed the construction of the main line of our West to East natural gas pipeline and commenced commercial operation in December 2004. Our West to East natural gas pipeline project is designed to link our natural gas fields in Xinjiang and Changqing with Henan Province, Anhui Province, Shanghai Municipality and other areas in the Yangtze River Delta. The total length of the main line for the West to East natural gas pipeline project is 3,786 kilometers. As of December 31, 2007, we had invested RMB 40,023.58 million in this project. We have completed the construction of three connecting pipelines for the West to East natural gas pipeline project, the Hebei to Nanjing pipeline, the Huaiyang to Wuhan pipeline and the Lanzhou to Yinchuan pipeline. The Hebei to Nanjing pipeline starts at Qingshan, Jiangsu Province and ends at Anping, Hebei Province, with its mainline having a length of 886 kilometers. We completed the construction and commenced the commercial operation of the main line of this pipeline in January 2006. The Huaiyang to Wuhan pipeline starts at Huaiyang, Anhui Province and ends at Wuhan, Hubei Province with a total length of 455 kilometers. We completed the construction and commenced the commercial operation of this pipeline in December 2006. The Lanzhou to Yinchuan pipeline starts at Lanzhou, Gansu Province and ends at Yinchuan, Ningxia Autonomous Region, with a total length of 402 kilometers. We completed the construction and commenced the commercial operation of this pipeline in July 2007. The Daqing to Harbin pipeline starts at Daqing, Heilongjiang Province and ends at Harbin, Heilongjiang Province, with a total length of 78 kilometers. We completed the construction and commenced the commercial operation of this pipeline in December 2007. As of March 31, 2008, we entered into take-or-pay contracts with 59 subscribers and distributors to supply them with natural gas through the West to East natural gas pipeline. We believe that the successful completion of this natural gas pipeline and associated storage facilities will substantially enhance our ability to capitalize on anticipated growth in demand for natural gas in these regions. We are currently expanding the transmission capacity of the West to East natural gas pipeline by upgrading the existing 10 gas compression stations and building additional 12 gas compression stations to increase the capacity from 12 billion cubic meters to 17 billion cubic meters per year.
     The Zhong County to Wuhan City natural gas pipeline is designed to link the Sichuan gas region with Wuhan City, the other areas in Hubei province and Hunan Province, and has a designed annual throughput capacity of 105.9 billion cubic feet of natural gas. We commenced the construction of the pipeline in August 2003. In December 2004, we completed the construction and commenced commercial operation of the main line of the Zhong County to Wuhan City natural gas pipeline and its Xiangfan branch pipeline and Huangshi branch pipeline. We completed the construction and commenced commercial operation of the Xiangtan branch line in July 2005. As of March 31, 2008, we had entered into take-or-pay contracts with 29 customers in Hubei Province and Hunan Province including municipal governments and enterprises, to supply them with natural gas to be transmitted through the main line and branch lines of the Zhong County to Wuhan City pipeline.
     We completed constructing the second natural gas pipeline from Shaanxi to Beijing Municipality in July 2005. This second Shaanxi to Beijing natural gas pipeline has a total length of 935 kilometers and can be used to deliver natural gas from our Changqing oil and gas region to Shaanxi Province, Shanxi Province, Hebei Province and Beijing Municipality with a designed annual throughput capacity of 423.8 billion cubic feet of natural gas. In 2007, we sold 245.5 billion cubic feet of natural gas through the first and the second Shaanxi to Beijing natural gas pipelines.
Crude Oil and Refined Product Transportation and Storage Infrastructure

     We have an extensive network for the transportation, storage and distribution of both crude oil and refined products, which covers many regions of China. Our goal is to exploit and optimize our existing infrastructure to further consolidate our presence as the leading integrated oil and gas company in China.
     In 2005, we completed the construction of the PRC portion of the Sino-Kazakhstan oil pipeline. The PRC portion starting at Ala Mountain Pass and ending at Dushanzi in Xinjiang Autonomous Region have a total length of 246 kilometers. Commercial operation of the Sino-Kazakhstan oil pipeline commenced in July 2006.
     In June 2007, we completed the construction and commenced the commercial operation of the Dagang to Zaozhuang oil pipeline, which starts at Dagang, Tianjin and ends at Zaozhuang, Shandong Province, with a total length of 605 kilometers.
     As of December 31, 2007, our crude oil transportation and storage infrastructure consisted of:
•	10,559 kilometers of crude oil pipelines with an average daily throughput of approximately 3.13 million barrels; and

•	crude oil storage facilities with an aggregate storage capacity of approximately 18.1 million cubic meters.
     We deliver crude oil to customers through our pipeline and storage facility network, through crude oil storage facilities that we lease from third parties and by ships leased by customers. In 2007, approximately 86.37% of our crude oil production was delivered to refineries through our crude oil pipeline network. We believe that our crude oil pipeline network is sufficient for our current and anticipated transportation needs. During the past three years, we have not experienced any delays in delivering crude oil due to pipeline capacity constraints.
     Our transportation and storage infrastructure also includes:
•	2,669 kilometers of refined product pipelines with an average daily throughput of approximately 39,525 tons; and

•	refined product storage facilities with a total storage capacity of approximately 19.2 million cubic meters.
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
Exploration and Production Operations
     We are the largest onshore oil and gas company in China in terms of proved crude oil and natural gas reserves as well as crude oil and natural gas production and sales. However, we compete with Sinopec for the acquisition of desirable crude oil and natural gas prospects. Similarly, we will face some competition in the development of offshore oil and gas resources. We believe that our experience in crude oil and natural gas exploration and production and our advanced exploration and development technologies that are suitable for diverse geological conditions in China will enable us to maintain our dominant position in discovering and developing crude oil and natural gas reserves in China.
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
Natural Gas and Pipeline Operations
     We are the largest supplier of natural gas in terms of volume of natural gas supplied in the PRC. Currently, we face very limited competition in the supply of natural gas in Beijing Municipality, Tianjin Municipality, Hebei Province, Shanghai Municipality, Jiangsu Province, Zhejiang Province, Anhui Province, Henan Province, Hubei Province, Hunan Province and the northwestern regions of China, our existing principal markets for natural gas. Currently, Sinopec has natural gas fields in Sichuan Province and Chongqing Municipality and sells natural gas to users in Sichuan and Chongqing. We, therefore, have limited competition from Sinopec in our markets in Sichuan Province and Chongqing Municipality. Further, we intend to expand our markets for natural gas into the coastal regions in southeastern China where we may face competition from CNOOC and, to a lesser extent, Sinopec. We believe that our dominant natural gas resources base, our relatively advanced technologies and skills in managing long distance pipelines will enable us to continue to be a dominant player in the natural gas markets in China.
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
     We anticipate that the environmental laws and regulations to which we are subject will become increasingly strict and are therefore likely to have an increasing impact on our operations. It is difficult, however, to predict accurately the effect of future developments in such laws and regulations on our future earnings and operations. Some risk of environmental costs and liabilities is inherent in certain of our operations and products, as it is with other companies engaged in similar businesses. We cannot assure you that material costs and liabilities will not be incurred. However, we do not currently expect any material adverse effect on our financial condition or results of operations as a result of compliance with such laws and regulations. We paid pollutant discharge fees of approximately RMB 199 million, RMB 211 million and RMB 231 million in 2005, 2006 and 2007, respectively.
     To meet future environmental obligations, we are engaged in a continuous program to develop effective environmental protection measures. This program includes research on:
•	building environment-friendly projects;

•	reducing sulphur levels in heavy fuel oil and diesel fuel;

•	reducing olefin and benzene content in gasoline, and continuously reducing the quantity of emissions and effluents from our refineries and petrochemical plants; and

•	developing and installing monitoring systems at our pollutant discharge openings and developing environmental impact assessments for construction projects.
     Our capital expenditures on environmental programs in 2005, 2006 and 2007 were approximately RMB 1,633 million RMB 4,634 million and RMB 2,299 million, respectively.
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
Properties
     Under a restructuring agreement we entered into with CNPC on March 10, 2000, CNPC undertook to us the following:
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
     As of December 31, 2007, CNPC obtained formal land use right certificates for 27,554 of the 28,649 parcels of land and ownership certificates for some buildings. The governmental procedures for the above-mentioned service stations located on collectively owned land have not been completed to date. Our directors believe that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. Our directors believe that this will not have any material adverse effect on our results of operations and financial condition.
     We hold exploration and production licenses covering all of our interests in developed and undeveloped acreage, oil and natural gas wells and relevant facilities. See “ — Exploration and Production — Properties”.
Regulatory Matters

Overview
     China’s oil and gas industry is subject to extensive regulation by the PRC government with respect to a number of aspects of exploration, production, transmission and marketing of crude oil and natural gas as well as production, transportation and marketing of refined products and chemical products. The following central government authorities exercise control over various aspects of China’s oil and gas industry:
•	The Ministry of Land and Resources has the authority for granting, examining and approving oil and gas exploration and production licenses, the administration of registration and transfer of exploration and production licenses.

•	The Ministry of Commerce:
•	sets the import and export volume quotas for crude oil and refined products according to the overall supply and demand for crude oil and refined products in China as well as the WTO requirements for China;

•	issues import and export licenses for crude oil and refined products to oil and gas companies that have obtained import and export quotas; and

•	examines and approves production sharing contracts and Sino-foreign equity and cooperative joint venture contracts.
•	The National Development and Reform Commission:
•	has the industry administration and policy coordination authority over China’s oil and gas industry;

•	determines mandatory minimum volumes and applicable prices of natural gas to be supplied to certain fertilizer producers;

•	publishes guidance prices for natural gas and retail median guidance prices for certain refined products, including gasoline and diesel;

•	approves significant petroleum, natural gas, oil refinery and chemical projects set forth under the Catalogues of Investment Projects Approved by the Central Government; and

•	approves Sino-foreign equity and cooperative projects exceeding certain capital amounts.
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
     Applicants for exploration licenses must first register with the Ministry of Land and Resources blocks in which they intend to engage in exploration activities. The holder of an exploration license is obligated to make a progressively increasing annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. Investments range from RMB 2,000 per square kilometer for the initial year to RMB 5,000 per square kilometer for the second year, and to RMB 10,000 per square kilometer for the third and subsequent years. Additionally, the holder has to pay an annual exploration license fee that starts at RMB 100 per square kilometer for each of the first three years and increases by an additional RMB 100 per square kilometer per year for subsequent years up to a maximum of RMB 500 per square kilometer. The maximum term of an oil and natural gas exploration license is seven years, subject to twice renewal upon expiration of the original term, with each renewal being up to two years. At the exploration stage, an applicant can also apply for a progressive exploration and production license that allows the holder to test and develop reserves not yet fully proven. Upon the detection and confirmation of the quantity of reserves in a certain block, the holder must apply for a production license based on economic evaluation, market conditions and development planning in order to shift into the production phase in a timely fashion. In addition, the holder needs to obtain the right to use that block of land. Generally, the holder of a full production license must obtain a land use rights certificate for industrial land use covering that block of land.

     The Ministry of Land and Resources issues production licenses to applicants on the basis of the reserve reports approved by the relevant authorities. Production license holders are required to pay an annual production right usage fee of RMB 1,000 per square kilometer. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. In accordance with a special approval from the State Council, the Ministry of Land and Resources has issued production licenses with terms coextensive with the projected productive life of the assessed proven reserves as discussed above. Each of our production licenses is renewable upon our application 30 days prior to expiration. If oil and gas prices increase, the productive life of our crude oil and natural gas reservoirs may be extended beyond the current terms of the relevant production licenses.
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
     Refined Products
     Since October 2001, PetroChina has set its retail prices within an 8% floating range of the published retail median guidance prices of gasoline and diesel published by the National Development and Reform Commission (but after March 26, 2006, the price of diesel for fishing vessels has been set in line with the published retail base price, with no upward adjustment for the time being). These retail median guidance prices of gasoline and diesel vary in each provincial level distribution region. From October 2001 to early 2006, the National Development and Reform Commission published the retail median guidance prices of gasoline and diesel from time to time based on the weighted average FOB Singapore, Rotterdam and New York trading prices for diesel and gasoline plus transportation costs and taxes. Generally, adjustments were made only if the weighted average prices fluctuate beyond 8% of the previously published retail median guidance price. In 2006, the PRC government, under its macro economic controls, introduced a new mechanism for determining the prices of refined products.
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

     On the basis of the ex-works price set by the government, subject to the negations between the seller and the buyer, the actual ex-works price of the first category may float upward or downward up to 10%; while the actual ex-works price of the second category may float upward up to 10% and downward to any level. The price of the first category will be adjusted to the same level as the second category within three to five years. The National Development and Reform Commission does not allow PetroChina and Sinopec to charge different prices towards internal and external enterprises. On November 10, 2007, the National Development and Reform Commission increased the ex-works price of the industrial use natural gas by RMB 400/1000 cubic meters.
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
Production and Marketing
     Crude Oil
     Each year, the National Development and Reform Commission publishes the projected target for the production and sale of crude oil by PetroChina, Sinopec and CNOOC, based on the domestic consumption estimates submitted by domestic producers, including PetroChina, Sinopec and CNOOC, the production of these companies as well as the forecast of international crude oil prices. The actual production levels are determined by the producers themselves and may vary from the submitted estimates. Since January 1, 2007, when the Measures on the Administration of the Refined Products Market promulgated by the Ministry of Commerce became effective, qualified domestic producers are permitted to engage in the sale and storage of crude oil. Foreign companies are also allowed to establish and invest in enterprises to conduct crude oil-related business.
     Refined Products
     Previously, only PetroChina, Sinopec and joint ventures established by the two companies had the right to conduct gasoline and diesel wholesale business. Other companies, including foreign invested companies, were not allowed to engage in wholesale of gasoline and diesel in China’s domestic market. In general, only domestic companies, including Sino-foreign joint venture companies, were permitted to engage in retail of gasoline and diesel. Since December 11, 2004, wholly foreign-owned enterprises are permitted to conduct refined oil retail business. Since January 1, 2007, when the Measures on the Administration of the Refined Products Market became effective, all entities meeting certain requirements are allowed to submit applications to the Ministry of Commerce to conduct gasoline and diesel wholesale, retail and storage businesses.
     Natural Gas
     The National Development and Reform Commission publishes each year the production targets for natural gas producers based on the annual production target prepared on the basis of consumption estimates submitted by all natural gas producers such as PetroChina. The National Development and Reform Commission also formulates the annual natural gas guidance supply plan, which requires natural gas producers to distribute a specified amount of natural gas to specified fertilizer producers, municipal governments and enterprises. The actual production levels of natural gas, except the amount supplied to the fertilizer producers, are determined by the natural gas producers.
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
     Transportation and Refining
     Since December 1, 2007, PRC regulations encourage foreign investment in the construction and operation of oil and gas pipelines and storage facilities but restrict foreign investment in refineries with an annual capacity of 8 million tons or lower. Construction of new refinery or ethylene facilities, expansion of existing refinery facilities and upgrading of existing ethylene facilities by increasing annual production capacity of more than 200 thousand tons are subject to the approval of relevant government authorities. The ethylene production projects with an annual production capacity exceeding 800 thousand tons must be majority-owned by Chinese parties. Furthermore, when appropriate, projects must receive necessary approvals from relevant PRC government agencies. See “Item 3 — Key Information — Risk Factors”.
Import and Export
     Since January 1, 2002, state-owned trading companies have been allowed to import crude oil under an automatic licensing system. Non-state-owned trading companies have been allowed to import crude oil and refine products subject to quotas. The export of crude oil and refined oil products by both state-owned trading companies and non-state-owned trading companies is subject to quota control. The Ministry of Commerce has granted PetroChina the right to conduct crude oil and refined product import and export business.
Capital Investment and Financing
     Capital investments in exploration and production of crude oil and natural gas made by Chinese oil and gas companies are subject to approval by or filing with relevant government authorities. The following projects are subject to approval by the National Development and Reform Commission:
(1) new oil field development projects with an annual capacity of 1 million tons or above and new gas field development projects with an annual capacity of 2 billion cubic meters or above;
(2) facilities for taking delivery of, storing or transporting imported liquefied natural gas, and cross-province (region or municipality) major oil transmission pipeline facilities;
(3) cross-province (region or municipality) gas transmission facilities, or gas transmission facilities with an annual capacity of 500 million cubic meters or above;
(4) new refineries, first expansion of existing refineries, new ethylene projects, and transformation or expansion of existing ethylene projects which will result in an additional annual capacity of 200 thousand tons;
(5) new PTA, PX, MDI and TDI projects, and transformation of existing PTA and PX projects which will result in an additional capacity of 100 thousand tons;
(6) potassium mineral fertilizer projects with an annual capacity of 500 thousand tons or more; and
(7) national crude oil reserve facilities.
Taxation, Fees and Royalty
     PetroChina is subject to a variety of taxation, fees and royalty. The table below sets forth the various taxation, fees and royalty payable by PetroChina or by Sino-foreign oil and gas exploration and development cooperative projects. Since January 1, 2000, PetroChina and its wholly owned subsidiary, Daqing Oilfield Company Limited, and branch companies have been taxed on a consolidated basis as approved by the Ministry of Finance and the State Taxation Bureau.

Tax item	Tax base	Tax Rate
Enterprise income tax	Taxable income	Since January 1, 2008, applicable to the legal rate of 25%. However, our qualified branch companies in the

Tax item	Tax base	Tax Rate
west regions of the PRC are entitled to a rate of 15%. Tax concession or exemption enjoyed by any subsidiary or branch company continues to apply.

Value-added tax	Revenue	13% for liquified natural gas, natural gas, liquified petroleum gas, agricultural film and fertilizers and 17% for other items. PetroChina charges value-added tax from its customers at the time of settlement on top of the selling prices of its products on behalf of the taxation authority. The value-added tax paid by PetroChina for purchasing materials to be consumed during the production process and for charges paid for drilling and other engineering services and labor is deducted from output value-added tax payable by PetroChina. Since March 14, 2006, the rebate of the value-added tax paid in connection with export of gasoline has been suspended.

	Sales volume	5% for the Sino-foreign oil and gas exploration and development cooperative projects. However input value-added tax cannot be deducted.

Business tax	Revenue from transportation services	3%

Consumption tax	Aggregate volume sold or self-consumed	RMB 277.6 per ton for leadless gasoline; RMB 388.64 per ton for leaded gasoline.

RMB 117.6 per ton for diesel.

Since April 1, 2006, RMB 277 per ton for naphtha and levied at the rate of 30% of the taxable amount for the time being.

Since April 1, 2006, RMB 256.4 per ton for solvent naphtha and levied at the rate of 30% of the taxable amount for the time being.

Since April 1, 2006, RMB 225.2 per ton for lubricants and levied at the rate of 30% of the taxable amount for the time being.

Since April 1, 2006, RMB 101.5 per ton for fuel oil and levied at the rate of 30% of the taxable amount for the time being.

Since April 1, 2006, RMB 124.6 per ton for aviation kerosene and not levied for the time being.

Resource tax	Aggregate volume sold or self-consumed	Since July 1, 2005, resource tax applicable to crude oil of our company was adjusted upward from the original RMB 8 to 30 per ton to RMB 14 to 30 per ton, and the resource tax for natural gas was adjusted from the original RMB 2 to 15 per thousand cubic meter to RMB 7 to 15 per thousand cubic meter.

The actual applicable rate for each oil field may differ

Tax item	Tax base	Tax Rate
depending on the resource differences, volume of the exploration and production activities and costs required for the production at the particular oil field.

Compensatory fee for mineral resources	Revenue	1% for crude oil and natural gas

Crude oil special gain levy	Sales amount above certain threshold	Effective March 26, 2006, levied on the domestic crude oil sold at or above US$40/barrel, with a five-level progressive tax rates, varying from 20% to 40%

Tax item	Tax base	Tax Rate

Exploration license fee	Area	RMB 100 to 500 per square kilometer per year

Production license fee	Area	RMB 1,000 per square kilometer per year

Royalty fee (1)	Production volume	Progressive rate of 0—12.5% for crude oil and 0—3% for natural gas

(1)	Payable only by Sino-foreign oil and gas exploration and development cooperative projects. The project entity of those cooperative projects is not subject to any other resource tax or fee.
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

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS
General
     You should read the following discussion together with our consolidated financial statements and their notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS.
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
     We are China’s largest producer of crude oil and natural gas and are one of the largest companies in China in terms of sales. In the year ended December 31, 2007, we produced approximately 838.8 million barrels of crude oil and approximately 1,627.0 billion cubic feet of natural gas for sale. Our refineries also processed approximately 823.6 million barrels of crude oil in the year ended December 31, 2007. In the year ended December 31, 2007, we had total revenue of RMB 835,037 million and net income of RMB 145,625 million.
Factors Affecting Results of Operations
     Our results of operations and the period-to -period comparability of our financial results are affected by a number of external factors, including changes in the prices of crude oil, refined products, natural gas and chemical products, decrease in our crude oil reserves in China and fluctuations in exchange rates and interest rates.
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
     Since September 1, 1999, the discounts and premiums applied to our crude oil sales have been determined in accordance with a crude oil premium or discount calculation agreement and its supplemental agreement we entered into with Sinopec. These agreements establish premiums or discounts which effect adjustments to the benchmark prices. These agreements do not obligate either party to purchase or sell any crude oil and is thus subject to renegotiation. Under these agreements, the National Development and Reform Commission, formerly the State Development Planning Commission, will mediate if we cannot agree with Sinopec on the premium or discount applicable to a particular crude oil purchase. The table below sets forth the median prices for our principal grades of crude oil in 2005, 2006 and 2007 and the negotiated premiums or discounts applicable to those grades of crude oil since 2005.

		Median prices for principal grades of			Premium/(discount)
		crude oil (RMB/barrel)			(RMB/barrel)
		Year 2005	Year 2006	Year 2007
Grade of crude oil	Benchmark	average	average	average	2005	2006	2007
Daqing	Minas	430	513	536	(4.4)	(3.8)	(3.8)

Jidong	Minas	430	513	536	(4.4)	(3.8)	(3.8)

Huabei	Minas	430	513	536	(3.0)	(2.4)	(3.9)

Dagang	Cinta	412	494	512	(1.8)	(2.5)	(4)

Tarim	Minas	430	513	536	(34.9)	(34.6)	(51)

Tuha	Tapis	457	554	571	—	(29.0)	(36)

     In 2007, the median prices for our principal grades of crude oil and crude oil produced in our Daqing oil region were RMB 511 per barrel and RMB 534 per barrel, respectively.
     Increases or decreases in the price of crude oil in China have a significant effect on the revenue from our exploration and production segment. In the year ended December 31, 2007, our average realized selling price for crude oil was RMB 496 per barrel, increased by 4.0% from RMB 477 per barrel in the year ended December 31, 2006. See “Item 4 — Information on the Company — Regulatory Matters — Pricing” for a more detailed discussion of current PRC crude oil pricing regulations.
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
     The following table sets forth the retail median prices for 90(#) gasoline and 0(#) diesel published by the State Development Planning Commission or the National Development and Reform Commission from January 2007 to March 2008 when such adjustments were made.

	90(#)	0(#)
Date	Gasoline	Diesel
	(RMB/ton)	(RMB/ton)
January 14, 2007	5,452	—
November 1, 2007	5,980	5,520
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

     On November 10, 2007, the National Development and Reform Commission adjusted the natural gas ex-works benchmark price upward by RMB 400/1000 cubic meter.
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
     We sold our natural gas at prices which exceed our production and transportation costs in 2007.
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
     Depreciation, depletion and amortization to write off the cost or valuation of each asset, other than oil and gas properties, to its residual value is calculated using the straight-line method over the estimated useful life of such asset as follows:

Buildings and plant	8-40 years
Equipment and machinery	4-30 years
Motor vehicles	7-14 years
Other	5-12 years

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
     Deferred Tax Assets
     We are required to exercise considerable judgment in making provisions for deferred tax under the liability method. Under this method, deferred tax is provided for temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred tax is determined using tax rates (and tax laws) that has been enacted or substantially enacted by the balance sheet date and are expected to apply to the period when the related deferred tax asset is realized or deferred tax liability is settled. If these rates change, we would have to adjust our deferred tax in the period in which these changes happen through the income statement.
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
     We entered into a Crude Oil Mutual Supply Framework Agreement with Sinopec on January 8, 2008, which can be characterized as a buy/sell contract, and recognized the revenue derived from this agreement in our consolidated statements of income. Since the transactions under the agreement are separately invoiced and settled and cannot be offset with each other, they were not treated as non-monetary transactions as defined in APB Opinion No. 29 “Accounting for Non-monetary transactions”. In February 2005, the U.S. Securities and Exchange Commission issued a letter to the oil and gas industry requesting additional disclosures regarding buy/sell contracts. Accordingly, we have reviewed such transactions and estimated that, if we are required to report the net amount of such buy/sell contracts, our reported amount in the line items of “Sales and other operating revenues” and “Purchase, services and other” for the year ended December 31, 2005, 2006 and 2007 would be reduced by RMB 1,384 million, RMB 2,119 million and RMB 4,694 million, respectively. No change will occur to our net income as a result of this.
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
     Pursuant to an acquisition agreement by and between our company and CNPC dated March 28, 2005, we acquired the refinery and petrochemical operations respectively owned by CNPC’s wholly owned subsidiaries, Dayuan and Qingyang, from CNPC for which we paid a cash consideration of RMB 9 million.
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
     Pursuant to our board resolutions dated October 26, 2005, we made an offer to the holders of the A Shares of Jinzhou Petrochemical to acquire 150 million outstanding Jinzhou Petrochemical A Shares at the purchase price of RMB 4.25 per share. Jinzhou Petrochemical was delisted from the Shenzhen Stock Exchange on January 4, 2006.
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
     In 2007, we completed the acquisition of the entire interest in Jinzhou Petrochemical, Liaohe Jinma and Jilin Chemical. Each of Jinzhou Petrochemical, Liaohe Jinma and Jilin Chemical completed the cancellation of its business registration in 2007.
     On December 6, 2005, we entered into two separate purchase agreements with two wholly owned subsidiaries of CNPC, Liaohe Petroleum Exploration Bureau and China Petroleum Pipeline Bureau, to acquire from the two companies a 15.56% equity interest and a 20.17% equity interest, respectively, in the Fuel Oil Company, a 55.43% subsidiary of our company, with a total cash consideration of RMB 559 million.
     In August 2006, CNPC E&D entered into an acquisition agreement to acquire a 67% equity interest in PetroKazakhstan Inc., or PKZ, from CNPC for a consideration of US$2,735 million. This acquisition, completed in December 2006, has been accounted for in a manner similar to a pooling of interests. This acquisition increased the level of our oil and gas assets and streamlined our existing exploration and development operations in Kazakhstan. On December 12, 2007, through a supplementary agreement between CNPC E&D and the minority shareholder of PKZ, we gained control over PKI from that date.
     In 2006, we acquired a 100% interest in an exploration block in Chad through CNPC E&D. This Chad Block covers an area of 220,000 square kilometers and a trap resource of more than 1,000 million barrels of crude oil and is currently one of our most important overseas exploration blocks.
     On August 23, 2007, we entered into an transfer agreement with CNPC, pursuant to which we acquired the assets of the risk operation service business from CNPC. Under the transfer agreement, we paid CNPC RMB1,652.28 million as consideration, representing the value of the net assets of the risk operation service business as at December 31, 2006. The parties shall adjust the consideration by reference to the net assets generated by the risk operation service business for the period from January 1, 2007 to August 31, 2007 as shown in the management accounts for that period.
     On April 28, 2008, we entered into an acquisition agreement with CNPC, pursuant to which we acquired from CNPC the Northeastern Inspection, Maintenance and Repair Business Division of CNPC. Upon the closing of the agreement, we shall pay RMB 43.8 million to CNPC as consideration, representing the net asset value of the Northeastern Inspection, Maintenance and Repair Business Division as at September 30, 2007. The parties shall adjust the consideration by reference to the net assets generated by the Northeastern Inspection, Maintenance and Repair Business Division for the period from October 1, 2007 to April 30, 2008 as shown in the management accounts for that period.
Operating Results
     The following discussion is based on our historical results of operations. As a result of the factors discussed above, such results of operations may not be indicative of our future operating performance.
     Our income statement for each of the three years ended December 31, 2005, 2006 and 2007 is summarized in the table below.

	Year ended December 31,
	2005	2006	2007
	in million RMB	in million RMB	In million RMB
Total revenues	552,229	688,978	835,037

Operating expenses	(360,058)	(491,002)	(635,182)

Income from operations	192,171	197,976	199,855

Exchange gain (loss), net	88	74	(866)
Interest expense, net	(838)	(1,154)	(1,605)
Income from equity affiliates and jointly controlled entities	2,401	2,277	6,997

	Year ended December 31,
	2005	2006	2007
	in million RMB	in million RMB	In million RMB

Income before income taxes	193,822	199,173	204,381
Income taxes	(54,180)	(49,776)	(49,152)
(Income) loss attributable to minority interest	(6,280)	(7,173)	(9,604)

Net income	133,362	142,224	145,625

     The table below sets forth our revenues by business segment for each of the three years ended December 31, 2005, 2006 and 2007 as well as the percentage changes in revenues for the periods shown.

			2006		2007
			vs.		vs.
	2005	2006	2005	2007	2006
	(RMB in millions, except percentages)
Sales and other operating revenues
Exploration and production	337,208	421,340	24.9%	468,175	11.1%
Refining and marketing	428,494	543,299	26.8%	670,844	23.5%
Chemicals and marketing	73,978	82,791	11.9%	102,718	24.1%
Natural gas and pipeline	26,214	38,917	48.5%	50,066	28.6%
Other	—	1,080	—	1,718	59.1%
Total	865,894	1,087,427	25.6%	1,293,521	19.0%

Less intersegment sales	(313,665)	(398,449)	27.0%	(458,484)	15.1%

Consolidated net sales from operations	552,229	688,978	24.8%	835,037	21.2%

     The table below sets forth our operating profits by business segment for each of the three years ended December 31, 2005, 2006 and 2007, as well as the percentage changes in operating income for the periods shown. Other income from operations shown below consists of research and development, business services and infrastructure support to our operating business segments.

			2006		2007
			vs.		vs.
	2005	2006	2005	2007	2006
	(RMB in millions, except percentages)
Income (loss) from operations
Exploration and production	208,080	219,860	5.7%	206,587	(6.0)%
Refining and marketing	(19,810)	(29,164)	—	(20,680)	—%
Chemicals and marketing	3,276	5,058	54.4%	7,831	54.8%
Natural gas and pipeline	3,183	8,986	182.3%	12,495	39.0%
Other	(2,558)	(6,764)	—	(6,738)	—%

Total	192,171	197,976	3.0%	199,855	0.9%

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
     Consolidated Results of Operation
          Overview

     For the twelve months ended December 31, 2007, our income before taxation was RMB 204,381 million, representing an increase of 2.6% compared with the previous year. Net income attributable to equity holders of our Company (“Net income”) was RMB 145,625 million, representing an increase of 2.4% compared with the previous year. Our basic and diluted earnings per share attributable to our shareholders for the year ended December 31, 2007 was RMB 0.81 while the same for 2006 was RMB 0.79.
     Total Revenue. Total revenue increased 21.2% from RMB 688,978 million for the twelve months ended December 31, 2006 to RMB 835,037 million for the twelve months ended December 31, 2007. This was primarily due to the increases in the selling prices and changes in the sales volume of major products including crude oil, natural gas and refined products. In addition, the increase in our refined oil product supply operations during the year also increased our revenue.
     The table below sets out the external sales volume and average realized prices for major products sold by us for 2006 and 2007 and percentages of change in the sales volume and average realized prices during these two years.

	Sales Volume (’000 ton)			Average Realized Price (RMB/ton)
			Percentage of			Percentage of
	2007	2006	Change (%)	2007	2006	Change (%)

Crude oil*	18,730	20,066	(6.7)	3,594	3,487	3.1
Natural gas (million cubic meter, RMB/’000 cubic meter)	435.70	357.15	22.0	693	678	2.2
Gasoline	27,003	23,899	13.0	5,168	5,035	2.6
Diesel	54,377	48,516	12.1	4,668	4,411	5.8
Kerosene	3,782	2,054	84.1	4,684	4,502	4.0
Heavy oil	8,772	8,009	9.5	2,519	2,482	1.5
Polyethylene	2,102	1,590	32.2	10,497	10,299	1.9
Lubricant	2,378	2,059	15.5	6,420	6,433	(0.2)

*	The external sales volume of crude listed above is the crude oil produced by our company.
          Operating Expenses. Operating expenses increased 29.4% from RMB 491,002 million for the twelve months ended December 31, 2006 to RMB 635,182 million for the twelve months ended December 31, 2007, of which:
     Purchases, Services and Other Expenses. Purchases, services and other expenses increased 36.7% from RMB 271,123 million for the twelve months ended December 31, 2006 to RMB 370,740 million for the twelve months ended December 31, 2007. This was primarily due to (i) an increase in the purchase prices and purchase volume of crude oil, feedstock oil and refined products from external suppliers that resulted in the increase in the purchase costs; and (ii) an increase in the lifting costs of oil and gas operations and the processing cost of our refineries that resulted from the increase in prices of raw materials, fuel, energy and other production materials in the PRC as well as an expansion of the production scale of our company. In addition, the increase in the purchase expenses also resulted from an increase in the refined product supply operations in 2007.
     Employee Compensation Costs. The remuneration paid by us in cash rose 15.3% or increased RMB 3,752 million from RMB 24,538 million to RMB 28,290 million for 2007. Other employees’ costs increased RMB 7,703 million from RMB 14,623 million to RMB 22,326 million for 2007. As a result of the above increment, employees’ compensation costs and benefits increased RMB 11,455 million. This was primarily due to (i) our upward adjustment of the level of salaries and performance bonuses; (ii) an increase in the employees’ compensation costs that resulted from the expansion of our operation scale and retail network; and (iii) a sequential increase in the welfare expenses as a result of the increase in the salaries.

     Exploration Expenses. Exploration expenses increased 9.7% from RMB 18,822 million for the twelve months ended December 31, 2006 to RMB 20,648 million for the twelve months ended December 31, 2007.
     Depreciation, Depletion and Amortization. Depreciation, depletion and amortization increased 8.5% from RMB 61,388 million for the twelve months ended December 31, 2006 to RMB 66,625 million for the twelve months ended December 31, 2007. This was primarily due to an increase in depreciation, depletion and amortization that resulted from an increase in the average amount of property, plant and equipment and the average net value of oil and gas properties during 2007.
     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 19.3% from RMB 43,235 million for the twelve months ended December 31, 2006 to RMB 51,576 million for the twelve months ended December 31, 2007. This was primarily due to an increase in transportation, leasing, maintenance and other related costs that resulted from expansion in the production scale and business development.
     Taxes other than Income Taxes. Taxes other than income taxes increased 30.1% from RMB 56,666 million for the twelve months ended December 31, 2006 to RMB 73,712 million for the twelve months ended December 31, 2007. The increase was primarily due to a sharp increase in our payment of the special levy on our sale of domestic crude oil as international crude oil prices remained high throughout 2007.
     Income from Operations. As a result of the factors discussed above, income from operations increased 0.9% from RMB 197,976 million for the twelve months ended December 31, 2006 to RMB 199,855 million for the twelve months ended December 31, 2007.
     Net Exchange Loss. For the twelve months ended December 31, 2007, a net exchange loss of RMB 866 million was recorded. For the twelve months ended December 31, 2006, there was net exchange gain of RMB 74 million. The net exchange loss was primarily due to a combination of the effects of the appreciation of Renminbi against the United States Dollar and other currencies.
     Net Interest Expense. Net interest expenses increased 39.1% from RMB 1,154 million for the twelve months ended December 31, 2006 to RMB 1,605 million for the twelve months ended December 31, 2007. The increase in net interest expenses was primarily due to an increase in interest expenses recognized as a result of the accretion expense in relation to asset retirement obligations.
     Income Before Income Taxes. Income before taxation rose by 2.6% from RMB 199,173 million for the twelve months ended December 31, 2006 to RMB 204,381 million for the twelve months ended December 31, 2007.
     Income Taxes. Income taxes decreased 1.3% from RMB 49,776 million for the twelve months ended December 31, 2006 to RMB 49,152 million for the twelve months ended December 31, 2007. The decrease was primarily due to a reduction in our income tax for the twelve months ended December 31, 2007 as we reassessed our deferred taxes based on the corporate income tax rate applicable to us under the Corporate Income Tax Law of the PRC which came into effect on January 1, 2008.
     Net Income. As a result of the factors discussed above, net income increased 2.4% from RMB 142,224 million for the twelve months ended December 31, 2006 to RMB 145,625 million for the twelve months ended December 31, 2007.
     Exploration and Production
          Sales and Other Operating Revenue. Sales and Other Operating Revenue increased 11.1% from RMB 421,340 million for the year ended December 31, 2006 to RMB 468,175 million for the year ended December 31, 2007. The increase was primarily due to increases in the prices and sales volumes of crude oil and natural gas. Our average realized selling price of crude oil in 2006 was US$65.27 per barrel, representing an increase of 9.1% from US$59.81 per barrel in the year ended December 31, 2006. In 2007, our exploration and production segment sold 857.2 million barrels of crude oil and 1,599.3 billion cubic feet of natural gas, representing an increase of 2.9% and 20.9% from 2006, respectively.
          Intersegment sales revenue increased 10.8% from RMB 339,619 million for the year ended December 31, 2006 to RMB 376,451 million for the year ended December 31, 2007. This increase was mainly due to an increase in the prices of crude oil and natural gas and an increase in the intersegment sales volume.

          Operating Expenses. Operating expenses increased 29.8% from RMB 201,480 million for the year ended December 31, 2006 to RMB 261,588 million for the year ended December 31, 2007. The increase was primarily due to a sharp increase in the payment of the special levy on the sale of domestic crude oil by us as international crude oil prices remained high throughout 2007.
          Income from Operations. Income from operations decreased 6.0% from RMB219,860 million for the twelve months ended December 31, 2006 to RMB206,587 million for the twelve months ended December 31, 2007. The Exploration and Production segment remains our main source of external sales revenue.
     Refining and Marketing
     Sales and Other Operating Revenue. Sales and other operating revenue increased 23.5% from 543,299 million for the year ended December 31, 2006 to RMB 670,844 million for the year ended December 31, 2007. The increase was due primarily to increases in the selling prices and changes in sales volume of our key refined products. The Refining and Marketing segment is our main source of external sales revenue.
     Sales revenue from gasoline increased 16.0% from RMB 120,771 million for the year ended December 31, 2006 to RMB 140,126 million for the year ended December 31, 2007, primarily due to a 2.7% increase in our average realized selling price from RMB 5,034 per ton for the year ended December 31, 2006 to RMB 5,168 per ton for the year ended December 31, 2007 and a 14.5% increase in the sales volume from 23.99 million tons for the year ended December 31, 2006 to 27.12 million tons for the year ended December 31, 2007.
     Sales revenue from diesel increased 18.8% from RMB 215,459 million for the year ended December 31, 2006 to RMB 255,952 million for the year ended December 31, 2007. The average realized selling price of diesel increased 5.9% from RMB 4,409 per ton for the year ended December 31, 2006 to RMB 4,667 per ton for the year ended December 31, 2007. The sales volume of diesel increased 12.2% from 48.86 million tons for the year ended December 31, 2006 to 54.84 million tons for the year ended December 31, 2007.
     Sales revenue from kerosene increased 92.1% from RMB 9,219 million for the year ended December 31, 2006 to RMB 17,709 million for the year ended December 31, 2007.
     Intersegment sales revenue increased 42.3% from RMB 44,806 million for the year ended December 31, 2006 to RMB 63,766 million for the year ended December 31, 2007. This increase was primarily due to increases in the selling prices and increase in intersegment sales volume of key refined products.
     Operating Expenses. Operating expenses increased 20.8% from RMB 572,463 million for the year ended December 31, 2006 to RMB 691,524 million for the year ended December 31, 2007. This increase was primarily due to an increase in purchase expenses of crude oil, other feedstock and refined products from external suppliers, and an increase in the selling, general and administrative expenses. In addition, the increase in our supply of refined products in 2007 also contributed to the increase in the operating expenses. In 2007, we purchased 813 million barrels of crude oil, representing an increase of 38 million barrels as compared with 2006. The average purchase price of crude oil in 2007 was RMB 517 per barrel, representing an increase of RMB 23 per barrel as compared with 2006. As a result, our expenses for purchased crude oil in 2007 were RMB 420,475 million, representing an increase of RMB 37,388 million as compared with 2006.
     Loss from Operations. Loss from operations amounted to RMB20,680 million for the twelve months ended December 31, 2007, representing a reduction of RMB8,484 million for the twelve months ended December 31, 2006. The loss from the Refining and Marketing segment was primarily due to the control of the domestic prices of refined products by the PRC Government, as a result of which despite persistently high crude oil prices, prices of refined products were lower than that of the international market.
     Chemicals and Marketing
     Sales and Other Operating Revenue. Sales and other operating revenue increased 24.1% from RMB 82,791 million for the year ended December 31, 2006 to RMB 102,718 million for the year ended December 31, 2007, primarily due to increases in the sales volumes and selling prices of certain chemical products. Our chemicals and marketing segment sold 15,573 thousand tons of chemical products for the year ended December 31, 2007, representing an increase of 14.8% from the year ended December 31, 2006.

     Operating Expenses. Operating expenses increased 22.1% from RMB77,733 million for the twelve months ended December 31, 2006 to RMB94,887 million for the twelve months ended December 31, 2007. The increase was primarily due to an increase in the purchase costs for direct materials and selling, general and administrative expenses.
     Income from Operations. As a result of the factors discussed above, income from operations increased 54.8% from RMB 5,058 million for the year ended December 31, 2006 to RMB 7,831 million for the year ended December 31, 2007.
     Natural Gas and Pipeline
     Sales and Other Operating Revenue. Sales and other operating revenue increased 28.6% from RMB 38,917 million for the year ended December 31, 2006 to RMB 50,066 million for the year ended December 31, 2007. The increase was primarily due to increases in the sales volume and selling prices of natural gas, as well as increases in the transmission volume and average transmission price of natural gas. Our natural gas and pipeline segment sold 1,502.0 billion cubic feet of natural gas in the year ended December 31, 2007, representing an increase of 25.1% from the year ended December 31, 2006. The selling price of natural gas in the year ended December 31, 2007 was US$2.64 per thousand cubic feet, representing an increase of 8.2% from the year ended December 31, 2006. Our natural gas and pipeline segment transmitted 1,466 billion cubic feet of natural gas in the year ended December 31, 2007, representing an increase of 30.5% from the year ended December 31, 2006. The average natural gas transmission price in the year ended December 31, 2007 was US$1.3 per thousand cubic feet, representing an increase of 8.3% from the year ended December 31, 2006.
     Operating Expenses. Operating expenses increased 25.5% from RMB 29,931 million for the year ended December 31, 2006 to RMB 37,571 million for the year ended December 31, 2007 due primarily to an increase of 302 billion cubic feet in the natural gas purchase volume, as well as the increase of the average purchase price of natural gas from US$1.9 per thousand cubic feet in 2006 to US$2.1 per thousand cubic feet in 2006.
     Income from Operations. As a result of the factors discussed above, income from operations increased 39.0% from RMB8,986 million for the twelve months ended December 31, 2006 to RMB12,495 million for the twelve months ended December 31, 2007. The natural gas and pipeline business grew rapidly and has become our new income growth engine.
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
     Consolidated Results of Operation
     Overview
     For the year ended December 31, 2006, our total revenue was RMB 688,978 million, representing an increase of 24.8% from the total revenue of RMB 552,229 million for the year ended December 31, 2005. Our net income for the year ended December 31, 2006 was RMB 142,224 million, representing an increase of 6.6% from RMB 133,362 for the year ended December 31, 2005. Our basic and diluted earnings per share attributable to our shareholders for the year ended December 31, 2006 was RMB 0.79, representing an increase of 5.3% from RMB 0.75 for the year ended December 31, 2005.
     Sales and Other Operating Revenue. Sales and other operating revenue increased 24.8% from RMB 552,229 million for the year ended December 31, 2005 to RMB 688,978 million for the year ended December 31, 2006. This was primarily due to the increases in the selling prices and sales volume of our principal products, including crude oil, natural gas and certain refined products. The average realized selling price for crude oil increased from US$48.37 per barrel for the year ended December 31, 2005 to US$59.81 per barrel for the year ended December 31, 2006.
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
     Exploration and Production

     Sales and Other Operating Revenue. Sales and other operating revenue increased 24.9% from RMB 337,208 million for the year ended December 31, 2005 to RMB 421,340 million for the year ended December 31, 2006. The increase was primarily due to increases in the prices and sales volumes of crude oil and natural gas. Our average realized selling price of crude oil in 2006 was US$59.81 per barrel, representing an increase of US$11.44 per barrel or 23.7% from US$48.37 per barrel in the year ended December 31, 2005. In 2006, our exploration and production segment sold 832.8 million barrels of crude oil and 1,322.7 billion cubic feet of natural gas, representing an increase of 5.6% and 26.0% from 2005, respectively.
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
Liquidity and Capital Resources
     Our primary sources of funding include cash generated by operating activities and short-term and long-term borrowings. Our primary uses of funds were for operating activities, acquisitions, capital expenditures, repayment of short-term and long-term borrowings and distributions of dividends to shareholders. Our payments to CNPC are limited to dividends and payments for services provided to us by CNPC. In the year ended December 31, 2007, we distributed as dividends 45% of our reported net income. We expect that we will continue to distribute as dividends approximately 40% to 50% of our reported net income for all years. See “Item 8 Financial Information — Dividend Policy” for a discussion of factors which may affect the determination by our board of directors of the appropriate level of dividends.
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
     We plan to fund the capital and related expenditures described in this annual report principally through cash generated by operating activities, short-term and long-term borrowings and cash and cash equivalents. Net cash generated by operating activities in the year ended December 31, 2007 was RMB 203,748 million. As of December 31, 2007, we had cash and cash equivalents of RMB 65,494 million. While each of the projects described in this annual report for which significant capital expenditures will be required is important to our future development, we do not believe that failure to implement any one of these projects would have a material adverse effect on our financial condition or results of operations. If the price of crude oil undergoes a steep decline in the future, it is likely that we would delay or reduce the scale of the capital expenditures for our exploration and production segment

     Our shareholders approved at our shareholders’ meeting held on May 28, 2003 the proposed issuances of our corporate bonds in the principal amount of up to RMB 1,500 million and RMB 4,000 million to PRC citizens and enterprises. Upon the grant of PRC government approval, we issued a portion of these corporate bonds in the principal amount of RMB 1,500 million in October 2003. We received RMB 1,500 million in net proceeds from this issuance. We used the proceeds received from the issuance of these corporate bonds for various crude oil and natural gas exploration projects in a number of our oil and gas regions, as well as for upgrading refining facilities in Daqing Petrochemical and constructing the natural gas pipeline from Zhong County to Wuhan City. We issued another portion of these corporate bonds in the principal amount of RMB 2,000 million in October 2006. We received RMB 2,000 million in net proceeds from this issuance. We used the proceeds received from the issuance of these corporate bonds for various crude oil and natural gas exploration projects in a number of our oil and gas regions, as well as for the construction of supporting facilities to transmit natural gas from our Southwest Oil and Gas Field to eastern China and upgrading PTA (Pure Terephthalic Acid) and raw materials facilities in Liaoyang PetroChemical. In addition, we consider from time to time opportunities to fund our capital needs by accessing the domestic equity capital markets.
     In October 2007, we issued 4 billion A Shares, which have been listed and traded on the Shanghai Stock Exchange from November 5, 2007. The total proceeds and net proceeds from such issuance were RMB66,800 million and RMB66,243 million respectively. Of the net proceeds, approximately RMB 6,840 million were used for the project to increase the crude oil production capacity of Changqing Oilfield; approximately RMB 5,930 million were used for the project to increase the crude oil production capacity of Daqing Oilfield; approximately RMB1,500 million were used for the project to increase the crude oil production capacity of Jidong Oilfield; approximately RMB 17,500 million were used for the project to process and refine sulphur-bearing crude oil imported from Kazakhstan and the ethylene technology development project of Dushanzi Petrochemical, and approximately RMB 6,000 million were used for the 1.2 million tons/year ethylene redevelopment and expansion project of Daqing Petrochemical. The balance of the net proceeds would be used as additional working capital and for general commercial purpose. Out of the proceeds raised for the above five projects in the amount of RMB37,770 million, RMB13,943 million were used for the year, and the unused amount currently is deposited a special bank account of our company.
     We currently do not have any outstanding options, warrants or other rights for any persons to require us to issue any common stock at a price below its market value. We do not currently intend to issue any such rights or to otherwise issue any common stock for a price below its market value.
     In addition, we did not have for the year ended December 31, 2007, and do not currently have, any transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect the liquidity or availability of or requirements for our capital resources.
     The table below sets forth our cash flows for each of the three years ended December 31, 2005, 2006 and 2007 and our cash equivalents at the end of each period.

	Year Ended December 31,
	2005	2006	2007
	(RMB in millions)
Net cash generated by operating activities	203,885	198,102	203,748
Net cash used for investing activities	(91,576)	(158,451)	(184,205)
Net cash used for financing activities	(42,634)	(71,739)	(2,648)
Currency translation difference	(458)	(258)	40
Cash and cash equivalents at the end of period	80,905	48,559	65,494
     Our cash and cash equivalents increased by 34.9% from RMB 48,559 million as of December 31, 2006 to RMB 65,494 million as of December 31, 2007.
Cash Generated by Operating Activities
     Our net cash flow generated by operating activities was RMB 203,748 million for the year ended December 31, 2007, representing an increase of RMB 5,646 million from RMB 198,102 million for the year ended December 31, 2006. As of December 31, 2007, our cash and cash equivalents were mainly denominated in RMB (approximately 88.9% were denominated in RMB, and approximately 11.1% were denominated in US$).
     We had a working capital balance of RMB 33,080 million for the year ended December 31, 2007, compared with the working capital deficit of RMB 17,657 million for the year ended December 31, 2006. This increase in working capital balance was due primarily to the successful issuance of A Shares and decrease of the income tax paid.

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
Cash Used for Financing Activities
     Our net borrowings as of December 31, 2005, 2006 and 2007 were as follows:

	December 31,
	2005	2006	2007

Short-term debt (including current portion of long-term debt)	28,689	35,763	30,934
Long-term debt	44,570	35,634	39,688

Total debt	73,259	71,397	70,622

Less:
Cash and cash equivalents	80,905	48,559	65,494
Time deposits with term exceeding three months within one year	1,691	3,012	18,042
Investments in Collateralized Loans	235	—	—
Time deposits exceeding one year	3,428	2,499	5,053

Net debt	(13,000)	17,327	(17,967)

     See Note 22 to our consolidated financial statements included elsewhere in this annual report for information regarding the maturity profile of debt, currency and interest rate structure.
     The debts which were guaranteed by CNPC amounted to RMB 674 million, RMB 597 million and RMB 498 million in the three years ended December 31, 2005, 2006 and 2007, respectively. CNPC and we have undertaken to the Hong Kong Stock Exchange that we will continue to, on a best endeavor basis, approach each lender with respect to these guaranteed debts with a view toward obtaining the unconditional release of such guarantees.
     Of the total debts outstanding as of December 31, 2007, approximately 17% were fixed-rate loans and approximately 83% were floating-rate loans. Of the total debts outstanding as of December 31, 2007, approximately 67.4% were denominated in Renminbi, approximately 28.8% were denominated in the U.S. dollar and approximately 3.8% were denominated in other major foreign currencies.
     Our debts included short-term and long-term debts owed to China Petroleum Finance Company Limited of RMB 27,319 million, RMB 27,184 million and RMB 24,482 million in the three years ended December 31, 2005, 2006 and 2007, respectively. The amount of such short-term debts in the three years ended December 31, 2005, 2006 and 2007 were RMB 520 million, RMB 320 million and RMB 50 million, respectively. The amount of such long-term debts in each of the three years ended December 31, 2005, 2006 and 2007 were RMB RMB 26,799 million, RMB 26,864 million and RMB 24,432 million, respectively. These debts were unsecured with interest at below the prime rate as published by the People’s Bank of China. We also maintain a portion of our deposits at China Petroleum Finance Company Limited at the same deposit interest rate for commercial banks published by the People’s Bank of China.
Our net cash used for financing activities decreased 96.3% from RMB 71,739 million for the year ended December 31, 2006 to RMB 2,648 million for the year ended December 31, 2007. This decrease resulted primarily from the following:
•	an increase in repayment of short-term debts leading to a increase of RMB 4,678 million in cash outflow;

•	an increase in the repayment of long-term debts leading to an increase of RMB 6,484 million in cash outflow; and

•	an increase in the distribution of dividends to minority shareholders leading to an increase of RMB 3,117 million in cash outflow;
     These changes were offset primarily by the following:
•	an increase in new short-term debts leading to an increase of RMB 6,659 million in cash inflow;

•	an increase in new long-term debts leading to an increase of RMB 6,455 million in cash inflow; and

•	our offering of A Shares leading to an increase of RMB 66,243 million in cash inflow.
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
          As at December 31, 2007, our debts consisted of RMB 3,607 million secured loans, most of which were secured by our assets and time deposits with a term longer than one year.
     Our debt to capital employed ratio (calculated by dividing interest-bearing debts by the aggregate of interest-bearing debts and shareholder’s equity) as of December 31, 2007 was 8.3%, as compared to 10.4% as of December 31, 2006.
Capital Expenditures and Investments
     Our net cash used for investing activities includes capital expenditures and investments, offset by proceeds from the sale of assets and dividends received. The table below sets forth our capital expenditures and investments (including non dry hole exploration expenses) by business segment for each of the years ended December 31, 2005, 2006 and 2007 as well as those anticipated for the year ending December 31, 2008. Actual capital expenditures and investments for periods after January 1, 2008 may differ materially from the amounts indicated below.

							2008
	2005		2006		2007		anticipated
	(RMB in		(RMB in		(RMB in		(RMB in
	millions)%		millions)%		millions)%		millions)%
Exploration and production	92,233	68.92	114,520	72.44	145,743	75.49	143,200	65.45
Refining and marketing	16,454	12.30	19,206	12.15	26,546	13.75	23,000	10.51
Chemicals and marketing	13,569	10.14	10,681	6.76	8,165	4.23	13,200	6.03
Natural gas and pipeline	11,137	8.32	11,309	7.15	11,003	5.70	37,700	17.23
Corporate and other	427	0.32	2,358	1.50	1,613	0.83	1,700	0.78

Total	133,820	100.0	158,074	100.0	193,070	100.00	218,800	100.00

     Our capital expenditures and investments increased 22.1% from RMB 158,074 million for the year ended December 31, 2006 to RMB 193,070 million for the year ended December 31, 2007. This increase was due primarily to an increase of RMB 31,223 million in capital expenditures and investments in the exploration and production segment and an increase of RMB 7,340 million in capital expenditures in the refining and marketing segment, which were partially offset by a decrease of RMB 2,516 million in capital expenditures in the chemicals and marketing segment. Taking into account the exclusion of the investments relating to the non-dry hole exploration expenses, our capital expenditures for the years ended 2005, 2006 and 2007 would have been RMB 124,801 million, RMB 148,746 million and RMB 181,583 million, respectively.
     As of December 31, 2007, the capital expenditures contracted for at the balance sheet date but not recognized in our consolidated financial statements were approximately RMB 11,621 million.
     Exploration and Production
     A majority of our capital expenditures and investments relate to our exploration and production segment. Our capital expenditures and investments in this segment for the year ended December 31, 2007 totaled RMB 145,743 million, including RMB 35,401 million for development activities and RMB 91,463 million for exploration activities. Our capital expenditures and investments in this segment for the year ended December 31, 2006 totaled RMB 114,520 million, including RMB 29,809 million for exploration activities and RMB 75,050 million for development activities. The increase in our capital expenditures and investments from the year ended December 31, 2006 to the year ended December 31, 2007 was primarily due to the increased capital expenditures for oil and natural gas exploration activities as a part of our efforts to achieve a stable production of crude oil in eastern regions, a rapid development of our operations in western regions and an expedited development of our natural gas business. In addition, we also increased our capital expenditures for safety and environmental protections for this segment in 2007. Taking into account the exclusion of the investments relating to the non-dry hole exploration expenses, the capital expenditures of our exploration and production segment for the years ended December 31, 2005, 2006 and 2007 would have been RMB 83,214 million, RMB 105,192 million and RMB 134,256 million, respectively.
     Our anticipated capital expenditures and investments for our exploration and production segment for the year ending December 31, 2008 amount to RMB 143,200 million. Approximately RMB 35,100 million is expected to be used for exploration activities and approximately RMB 90,500 million for development activities. We plan to focus our exploration and development efforts in Ordos, Junggar, Tarim, Songliao, Sichuan, Bohai Bay and Qaidam basins.
     Refining and Marketing
     Our capital expenditures for our refining and marketing segment for each of the three years ended December 31, 2005, 2006 and 2007 were RMB 16,454 million, RMB 19,206 million and RMB 26,546 million, respectively. The increase in 2007 is due primarily to an increase of RMB 4,343 million in our investment in the construction of refining facilities. In addition, we also increased the capital expenditures for safety production protection for this segment in 2007.
     Our anticipated capital expenditures for our refining and marketing segment for the year ending December 31, 2008 amount to RMB 23,000 million, which include:
•	approximately RMB 16,100 million for the construction and expansion of our refining facilities; and

•	approximately RMB 6,900 million for the construction of our distribution networks and storage facilities for oil products.
     Chemicals and Marketing
     Our capital expenditures for our chemicals and marketing segment for each of the three years ended December 31, 2005, 2006 and 2007 were RMB 13,569 million, RMB 10,681 million and RMB 8,165 million, respectively.
     Our anticipated capital expenditures for our chemicals and marketing segment for the year ending December 31, 2008 amount to RMB 13,200 million, which mainly include capital expenditures for the construction and expansion of chemical facilities.
     Natural Gas and Pipeline

     Our capital expenditures for our natural gas and pipeline segment for each of the three years ended December 31, 2005, 2006 and 2007 were RMB 11,137 million, RMB 11,309 million and RMB 11,003 million, respectively.
     Our anticipated capital expenditures for our natural gas and pipeline segment for the year ending December 31, 2008 amount to approximately RMB 37,700 million, which are expected to be used primarily for major oil and gas transmission projects such as the Lanzhou-Zhengzhou-Changsha refined oil pipeline project, the Second West-East Gas Pipeline project and associated gas storage facilities and LNG projects. See “Item 4 — Information on our company — Natural Gas and Pipeline — Expansion of Our Natural Gas Transmission and Marketing Business” for a more detailed discussion of the expansion plans of our natural gas and pipeline segment.
     Others
     Our non-segment-specific capital expenditures and investments for each of the three years ended December 31, 2005, 2006 and 2007 were RMB 427 million, RMB 2,358 million and RMB 1,613 million, respectively.
     Our anticipated non-segment-specific capital expenditures and investments for the year ending December 31, 2008 amount to RMB 1,700 million. These planned capital expenditures and investments mainly include capital expenditures for scientific research activities and the construction of the ERP information system.
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
Long-Term Contractual Obligations and Other Commercial
Commitments and Payment Obligations
     The tables below set forth certain information in connection with our long-term contractual obligations and other commercial commitments outstanding as of December 31, 2007.

	Payment due by period
		Less than			After
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years
	(RMB in millions)
Long-term debt	51,888	12,200	19,819	5,833	14,036
Capital lease obligations	—	—	—	—	—
Operating leases	94,395	3,394	6,004	5,972	79,025
Capital commitments	11,621	5,003	6,402	55	161
Unconditional purchase obligations	3,061	1,474	1,549	17	20
Other long-term obligations	—	—	—	—	—
Total contractual cash obligations	160,965	22,071	33,774	11,877	93,242

	Amount of commitment expiration per period
	Total
	amounts	Less than			Over
Other commercial commitments	committed	1 year	1-3 years	3-5 years	5 years
	(RMB in millions)
Lines of credit	—	—	—	—	—
Standby letters of credit	—	—	—	—	—
Guarantees	77	18	22	37	—
Total commercial commitments	77	18	22	37	—

     We are obligated to make annual payment with respect to our exploration and production licenses to the Ministry of Land and Resources. The table below sets forth the estimated amount of the annual payments in the future five years:

Year	Annual payment
(RMB in millions)
2008	906
2009	906
2010	906
2011	906
2012	906
     Assets Retirement Obligation
     Before the issuance of two provincial regulations, The Environmental Protection Regulation for Oil and Gas Exploration and Production Activities in Heilongjiang Province and The Environmental Protection Regulation for Oil and Gas Exploration and Production Activities in Gansu Province, which set forth specific abandonment and disposal processes for oil and gas exploration and production activities in 2005, our company was neither legally obligated to, nor was our company under the constructive obligation, to take any abandonment measures for its retired oil and gas properties located in China. In 2005, our company established standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of two provincial regulations which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. As a result, our company became legally obligated to take abandonment measures for its retired oil and gas properties located in the two provinces where the new regulations were enacted, and is under the constructive obligation to take abandonment measures for its retired oil and gas properties located in other provinces where comparable regulations were not enacted. An additional obligation of RMB 4,818 million was recorded in 2007 and did not have a material impact on our financial results.
Research and Development
     We have a research and development management department, directly under which there are three research institutions. Except for our branch companies which are engaged in marketing activities, each of our branch companies has its own research and development management department. Most of our branch companies have their own research institutions. Our research and development management departments are mainly responsible for managing and coordinating the research and development activities conducted by each of the research institutions. As of December 31, 2007, we had 25,502 employees engaged in research and development functions.
     In 2007, we applied for 445 patents and we were granted patent rights for 364 patents in China in the same year.
     In each of the three years ended December 31, 2005, 2006 and 2007, our total expenditures for research and development were approximately RMB 3,195 million, RMB 4,260 million and RMB 5,315 million respectively.
Exploration and Production
     Most of China’s major oil and gas fields are characterized by a broad range of geological conditions, and a majority of China’s oil and gas fields are in continental sedimentary basins with complex structures. Our research and development efforts with respect to our exploration and production business focus on:
•	theories and technologies of crude oil and natural gas exploration;

•	oil and gas development and surface engineering technology;

•	oil and gas production and pipeline transportation; and

•	security, energy conservation and environment protection.
Refining and Chemicals
     In order to organize and coordinate our research and development activities related to our refining and chemicals businesses, we established PetroChina Refining & Chemicals Technology Research Center in July 2003. In order to enhance our competitiveness and develop core technologies, we have integrated the resources of our down-stream scientific research and development. In April 2006, we expanded PetroChina Refining & Chemicals Technology Research Center and renamed it to PetroChemical Research Institute to carry out our research and development of technologies for refining and chemicals. In the meantime, we have integrated the research and development resources of our local petrochemical companies, and established four research and development centers in Lanzhou Petrochemical, Daqing Petrochemical, Jilin Petrochemical and Liaoyang Petrochemical. In order to further integrate our research and development resources in refining and chemicals and speed up the construction of the research and development capability of PetroChemical Research Institute, we subjected Daqing Petrochemical research center and Lanzhou Petrochemical research center to the administration of PetroChemical Research Institute in 2007.
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
Other Information
Inflation
     Inflation or deflation has not had a significant impact on our results of operations for the year ended December 31, 2007.
Non-Exchange Traded Contracts
     We did not engage for the year ended December 31, 2007, and do not currently engage, to a material extent, in any trading activities involving commodity contracts that are accounted for at fair value but for which a lack of market price quotations makes it necessary to apply fair value estimation techniques.
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
     The following standard and interpretations to existing standards, which are relevant to our operations, have been published and are mandatory for accounting periods beginning on or after March 1, 2007. We did not adopt such standard or interpretations as of December 31, 2007:
     IAS 1 (Amendment), ‘Presentation of financial statements’ requires all changes in equity arising from transactions with owners in their capacity as owners and related current and deferred tax impacts be presented separately from non-owner changes in equity. Recognized income and expenses shall be presented in a single statement (a statement of comprehensive income) or in two statements (a statement of income or loss and a statement of comprehensive income), separately from owner changes in equity. IAS 1 (Amendment) is effective from January 1, 2009 and we are currently evaluating the impact of IAS 1 (Amendment) on our financial statements.
     IAS 23 (Amendment), ‘Borrowing costs’ requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs is removed. IAS 23 (Amendment) is effective from January 1, 2009 and the adoption of IAS 23 (Amendment) is not expected to affect our financial statements as interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalized under the Group’s current accounting policy.
     IFRS 8, ‘Operating segments’ replaces IAS 14. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. IFRS 8 is effective from January 1, 2009 and we are currently evaluating the impact of IFRS 8 on our financial statements.

     IFRIC 11, ‘IFRS 2—Group and treasury share transactions’, provides guidance on whether share-based transactions involving treasury shares or involving group entities (for example, options over a parent’s shares) should be accounted for as equity-settled or cash-settled share-based payment transactions. IFRIC 11 is effective for annual periods beginning on or after March 1, 2007 and we are currently evaluating the impact of IFRIC 11 on our financial statements.
     IFRIC 13, ‘Customer loyalty programs’ clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC 13 is effective from January 1, 2009 and we are currently evaluating the impact of IFRIC 13 on our financial statements.
     IFRIC 14, ‘IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction’ provides guidance on assessing the limit in IAS 19 on the amount of the funding surplus that can be recognized as defined benefit asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. IFRIC 14 is effective from January 1, 2009 and we are currently evaluating the impact of IFRIC 14 on our financial statements.
Environmental Expenses and Capital Expenditures
     We paid pollutant discharge fees of approximately RMB 199 million, RMB 211 million and RMB 231 million respectively, in 2005, 2006 and 2007. Our capital expenditures on environmental programs in 2005, 2006 and 2007 were approximately RMB1,633 million, RMB 4,634 million and 2,299 million, respectively.
ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors, Senior Management and Supervisors
     Currently, our board of directors consists of fourteen directors, five of whom are independent non-executive directors. The directors are elected at a meeting of our shareholders for a term of three years. The directors may be re-elected and re-appointed upon the expiration of his/her term of office. The functions and duties conferred on the board of directors include:
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
     Eight of the directors are currently affiliated with CNPC or an affiliate of CNPC.
     The PRC Company Law requires a joint stock company with limited liability to establish a supervisory board. This requirement is reflected in our articles of association. The supervisory board is responsible for monitoring our financial matters and overseeing the corporate actions of our board of directors and our management personnel. The supervisory board consists of nine supervisors, six of whom are elected, including four shareholders representatives and two independent supervisors, and may be removed, by the shareholders in a general meeting and three of whom are employees’ representatives who are elected by our staff, and may be removed, by our staff. Four of our supervisors are affiliated with CNPC. The term of office of our supervisors is three years. The supervisors may be re-elected and re-appointed upon the expiration of his/her term of office. An elected supervisor cannot concurrently hold the position of a director, manager or financial controller. The functions and powers conferred on the supervisory board include:
•	attending board meetings;

•	examining our financial affairs;

•	examining balance sheets, profit and loss accounts, business reports, dividend distribution proposals and other financial information proposed at shareholders’ meetings by the directors from time to time; and

•	overseeing the actions of our board of directors and our senior management personnel in carrying out their duties.
     In the event that any action of our directors adversely affects our interests, supervisors shall confer with or initiate legal proceedings against such directors on our behalf. A resolution proposed at any meeting of the supervisory board shall be adopted only if it is approved by two-thirds or more of our supervisors.
     Our senior management is appointed by and serves at the discretion of our board of directors. The following table sets forth certain information concerning our current directors, supervisors and executive officers.

Name	Age	Position	Date of election (1)

Jiang Jiemin	52	Chairman of the board of directors	May 15, 2008
Zhou Jiping	55	Vice Chairman of the board of directors and president	May 15, 2008
Wang Yilin	51	Director	May 15, 2008
Zeng Yukang	57	Director	May 15, 2008
Wang Fucheng	57	Director	May 15, 2008
Li Xinhua	55	Director	May 15, 2008
Liao Yongyuan	45	Director and vice president	May 15, 2008
Wang Guoliang	55	Director	May 15, 2008
Jiang Fan	44	Director	May 15, 2008
Chee-Chen Tung	65	Independent non-executive director	May 15, 2008
Liu Hongru	77	Independent non-executive director	May 15, 2008
Franco Bernabè	59	Independent non-executive director	May 15, 2008
Li Yongwu	63	Independent non-executive director	May 15, 2008
Cui Junhui	62	Independent non-executive director	May 15, 2008
Li Huaiqi	58	Secretary to the board of directors
Sun Longde	45	Vice president
Shen Diancheng	48	Vice president
Liu Hongbin	44	Vice president
Zhou Mingchun	40	Chief financial officer
Li Hualin	45	Vice president
Zhao Zhengzhang	51	Vice president
Lin Aiguo	49	Chief engineer
Wang Daofu	52	Chief geologist
Huang Weihe	50	Chief engineer
Chen Ming	57	Chairman of the supervisory board
Wen Qingshan	49	Supervisor
Sun Xianfeng	55	Supervisor
Yu Yibo	44	Supervisor
Wang Yawei	53	Supervisor
Qin Gang	54	Supervisor
Wang Shali	53	Supervisor
Wu Zhipan	51	Independent supervisor
Li Yuan	61	Independent supervisor

(1)	For directors only.
Directors
     Jiang Jiemin, aged 52, is the Chairman of our company and the General Manager of CNPC. Mr. Jiang is a senior economist and holds a master’s degree. Mr. Jiang has over 30 years of working experience in China’s oil and gas industry. He was made Deputy Director of the Shengli Petroleum Administration Bureau in March 1993, Senior Executive of the Qinghai Petroleum Administration Bureau in June 1994 and Director of Qinghai Petroleum Administration Bureau in November 1994, and Assistant to the General Manager and Team Leader for the Restructuring and Listing Preparatory Team of CNPC in February 1999, and a Director and Vice President of our company in November 1999. Mr. Jiang was appointed Deputy Provincial Governor of the Qinghai Province in June 2000, was made a member of the provincial party committee of the Qinghai Province and Deputy Provincial Governor of Qinghai in November 2000, and the deputy secretary of the provincial party committee of Qinghai Province and Deputy Provincial Governor of Qinghai in June 2003. Mr. Jiang became the Deputy General Manger of CNPC in April 2004, and Vice Chairman and President of our company in May 2004. Mr. Jiang has been the General Manager of CNPC since November 2006, and the Chairman of our company since May 2007. Mr. Jiang stepped down as the President of our company in May 2008.
     Zhou Jiping, aged 55, is the Vice Chairman and President of our company and a Deputy General Manager of CNPC. Mr. Zhou is a professor-level senior engineer and holds a master’s degree. He has over 35 years of working experience in China’s oil and gas industry. In November 1996, he was appointed Deputy Director of the International Exploration and Development Cooperation Bureau of China National Petroleum Corporation and Deputy General Manager of China National Oil & Gas Exploration and Development Corporation. In December 1997, he was appointed General Manager of China National Oil & Gas Exploration and Development Corporation and Deputy Director of the International Exploration and Development Cooperation Bureau of China National Petroleum Corporation, and in August 2001, he was appointed Assistant to the General Manager of CNPC and General Manager of China National Oil & Gas Exploration and Development Corporation. Mr. Zhou has been a Deputy General Manager of CNPC since December 2003, and a Director of our company since May 2004. In May 2008, Mr. Zhou was appointed the Vice Chairman and President of our company.
     Wang Yilin, aged 51, is a Director of our company and a Deputy General Manager of CNPC. Mr. Wang is a professor-level senior engineer and holds a doctoral degree. He has over 25 years of working experience in China’s oil and gas industry. Mr. Wang was appointed the Deputy Director and Chief Exploration Geologist of Xinjiang Petroleum Administration Bureau in June 1996, and the General Manager of our Xinjiang Oilfield Company in September 1999. He was appointed the Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of our Xinjiang Oilfield Company in June 2001. In July 2003, he was appointed Assistant to General Manager of CNPC and Senior Executive of Xinjiang Petroleum Administration Bureau, and the General Manager of our Xinjiang Oilfield Company concurrently. In December 2003, he was appointed Deputy General Manager of CNPC and Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of our Xinjiang Oilfield Company concurrently. From May 2004, he ceased to work as the Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of our Xinjiang Oilfield Company. From July 2004 to July 2007, he concurrently worked as the Safety Director of CNPC. He has been a Director of our company since November 2005.
     Zeng Yukang, aged 57, is a Director of our company and a Deputy General Manager of CNPC. Mr. Zeng is a professor-level senior economist and holds a college degree. He has nearly 40 years of working experience in China’s oil and gas industry. Mr. Zeng had been the Senior Executive of the Exploration and Development Institute of Daqing Petroleum Administration Bureau since December 1996. From February 2000, he was appointed the Standing Deputy Director of Daqing Petroleum Administration Bureau. In March 2001, he was appointed the Director of Daqing Petroleum Administration Bureau, and in November 2002, he was appointed the Assistant to the General Manager of CNPC. He has been a Deputy General Manager of CNPC since September 2005, and a Director of our company since November 2005.
     Wang Fucheng, aged 57, is a Director of our company and concurrently a Deputy General Manager of CNPC. Mr. Wang is a professor-level senior economist and holds a bachelor’s degree. Mr. Wang has over 40 years of working experience in China’s oil and gas industry. From August 1986, Mr. Wang worked as Senior Executive of the Shengli Petroleum Administration Bureau. Since December 1992, Mr. Wang had worked as Senior Executive of the Liaohe Petroleum Administration Bureau. Since November 1997, Mr. Wang had worked as Director of the Liaohe Petroleum Administration Bureau. Since October 1999, Mr. Wang had been the General Manager of the Liaohe Oilfield Branch of our company. Mr. Wang had been a Director of our company from June 2000 to November 2005. Mr. Wang was appointed a Vice President of our company in July 2000, and the Chairman of the Supervisory Board of our company in November 2005. Prior to the appointment as Supervisor of our company, Mr. Wang resigned from his office as Director of our company. Mr. Wang has been a Deputy General Manager of CNPC since September 2007. In May 2008, Mr. was again appointed Director of our company. Prior to the appointment as Director of our company, Mr. Wang resigned from his office as Supervisor of our company.
     Li Xinhua, aged 55, is a Director of our company and a Deputy General Manager of CNPC. Mr. Li is a senior engineer. He graduated from the Chemical Engineering Department of Kunming College of Engineering, majored in fundamental organic synthesis. Mr. Li has over in June, 1985 and 30 years of working experience in China’s oil and gas industry. Mr. Li was appointed the Deputy Manager and the Factory Manager of Yunnan Petrochemical Factory in June, 1985 and in February 1992, the Chairman and General Manager of Yuntianhua Group in March 1997, the Assistant Governor of Yunnan Province in March 2002, a Deputy Governor of Yunnan Province in January 2003, and a Deputy General Manager of CNPC in April 2007. Since May 2008, Mr. Li has become a Director of our company.
     Liao Yongyuan, aged 45, is a Director and Vice President of our company and concurrently serves as the Deputy General Manager and Safety Director of CNPC. Mr. Liao holds a master’s degree and is a professor-level senior engineer. He has nearly 25 years of working experience in China’s oil and gas industry. He was Deputy Director of the New Zone Exploration and Development Department of China National Petroleum Corporation from June 1996, the Standing Deputy Commander and then Commander of Tarim Petroleum Exploration and Development Headquarters from November 1996. He was the General Manager of Tarim Oilfield Branch Company from September 1999, and also Deputy Director of Gansu Provincial Economic and Trade Committee from October 2001. He has worked as the Assistant to the General Manager of CNPC since January 2004 and has been concurrently the Head of Coordination Team for Oil Enterprises in Sichuan and Chongqing and Director

of Sichuan Petroleum Administration since April 2004. He was appointed a Deputy General Manager of CNPC in February 2007, and Safety Director of CNPC in July 2007. He has been a Vice President of our company since November 2005 and a Director of our company since May 2008.
     Wang Guoliang, aged 55, is a Director of our company and the General Accountant of CNPC. Mr Wang is a professor - level senior accountant and holds a master’s degree. Mr Wang has 26 years of working experience in China’s oil and gas industry. Mr Wang had worked as the Vice President of China Petroleum Finance Company Limited from October 1995. In November 1997, he was appointed a Deputy General Manager and the General Accountant of China National Oil & Gas Exploration and Exploitation Corporation. Mr Wang had been the Chief Financial Officer of our company from November 1999 to February 2007. From November 1999 to March 2002, he concurrently served as the General Manager of our Finance Department. He was appointed General Accountant of CNPC in February 2007, and Director of our company in May 2008.
     Jiang Fan, aged 44, is a Director of our company and the General Manager of Dalian Petrochemical Company. Mr. Jiang is a professor-level senior engineer and holds a master’s degree. He has over 20 years of working experience in China’s oil and gas industry. Mr. Jiang was appointed the Deputy Manager of Dalian Petrochemical Company in December 1996 and the Deputy General Manager of Dalian Petrochemical Company in September 1999. He has been the General Manager of Petrochina Dalian Petrochemical Company since February 2002, and a Director of our company since November 2005.
Independent Non-executive Directors
     Chee-Chen Tung, aged 65, is an independent non-executive Director of our company. Mr. Tung is the Chairman and Chief Executive Officer of Orient Overseas (International) Limited. He was educated at the University of Liverpool, England, where he received his Bachelor of Science degree. He later acquired a Master’s degree in Mechanical Engineering at the Massachusetts Institute of Technology in the United States. He served as Chairman of the Hong Kong Shipowners’ Association between 1993 and 1995. From 1999 to 2001, he was the Chairman of the Hong Kong General Chamber of Commerce. He is an independent non-executive director of Zhejiang Expressway Co., Ltd., BOC Hong Kong (Holdings) Limited, Wing Hang Bank Limited, Sing Tao News Corporation Limited, Cathay Pacific Airways Limited and U-Ming Marine Transport Corporation, and a member of the Hong Kong Port Development Board. Mr. Tung is also the Chairman of the Institute for Shipboard Education Foundation, the Chairman of the Advisory Council and a member of the Board of Trustees of the Hong Kong Polytechnic University and a member of the Board of Trustees of the International Academic Center of the University of Pittsburgh and the School of Foreign Service of Georgetown University. Mr. Tung has been an independent non-executive Director of our company since November 5, 1999.
     Liu Hongru, aged 77, is an independent non-executive Director of our company. Mr. Liu is a professor and holds a doctoral degree. He graduated from the Faculty of Economics of the University of Moscow in 1959 with an associate Doctoral degree. Mr. Liu worked as Vice Governor of the Agricultural Bank of China, Vice-Governor of the People’s Bank of China, Deputy Director of the State Economic Restructuring Committee, and the Chairman of the China Securities Regulatory Commission. Mr. Liu’s current position include President of the Shanghai Institute of Finance and Law and he is also a professor at the Peking University, the Postgraduate School of the People’s Bank of China and the City University of Hong Kong. Mr. Liu also serves as a non-executive director of OP Financial Investments Limited and as an independent non-executive director of CITIC 21CN Company Limited and Minerals Resources Limited, and possesses the accounting or financial management qualification required under the Listing Rules of Hong Kong Stock Exchange. Mr. Liu was appointed an independent Supervisor of our company in December 1999. Upon his resignation from this post in November 2002, he has become an independent non-executive Director of our company since November 19, 2002.
     Franco Bernabè , aged 59, is an independent non-executive Director of our company. He holds a doctoral degree in political economics. Mr. Bernabè is the Chairman of the Franco Bernabè Group, the Vice Chairman of H3G, the Vice Chairman of Rothschild Europe, a non-executive director of Pininfarina Spa and an independent non-executive director of Areoportidi Bologna. He was CEO of ENI and of Telecom Italia and a special representative of the Italian government for the reconstruction of the Balkan region. Mr. Bernabè joined ENI in 1983 to become an assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 he was the Chief Executive Officer of ENI. Mr. Bernabè led the restructuring program of the ENI Group, making it one of the world’s most profitable oil companies. Between 1998 and 1999, Mr. Bernabè was the Chief Executive Officer of Telecom Italia. Prior to his joining ENI, Mr. Bernabè was the head of economic studies at FIAT. Mr. Bernabè was a senior economist at the OECD Department of Economics and Statistics in Paris. Earlier he was a professor of economic politics at the School of Industrial Administration, Turin University. Mr. Bernabè has been an independent non-executive Director of our company since June  2000.
     Li Yongwu, aged 63, is an independent non-executive Director of our company. Mr. Li is a senior engineer and holds a bachelor’s degree. In June 1991, Mr. Li was appointed as the Director of Tianjin Chemicals Bureau. In July 1993, he was appointed as the Director of Tianjin Economic Committee. He was elected as the Vice Minister of the PRC Ministry of Chemical Industry in April 1995. He became Director of the State’s Petroleum and Chemical Industry Bureau since March 1998. In April 2001, he was appointed a Deputy Director of the Liaison Office of the Central Government at the Special Administrative Region of Macau. In December 2004, he was appointed the Vice President of China Petroleum and Petrochemical Industry Association. In May 2005, he became the Chairman of China Petroleum and Petrochemical Industry Association and in November 2005, he became an Independent Supervisor of our company. In 2003, he was elected as a standing member of the Tenth Chinese People’s Consultative Conference. In May 2008, Mr. Li was appointed an independent non-executive Director of our company. Prior to the appointment as Director of our company, Mr. Li resigned from his office as Supervisor of our company.
     Cui Junhui, aged 62, is an independent non-executive Director of our company. Mr. Cui graduated from the Graduate Class of the Party School of the Central Committee of C.P.C.. The positions he held from February 1987 include Deputy Director of the Local Tax Bureau of Shandong Province, Deputy Director-General of the Financial Department of Shandong Province, Director of the Local Tax Bureau of Shandong Province and Director of the National Tax Bureau of Shandong Province. From December 1999 to December 2006, he served as a Deputy Director of the State Administration of Taxation. In December 2006, he was made a Vice President of China Society of Taxation and a Vice President of China Charity Federation. Mr. Cui was elected as a representative of the 11th National People’s Congress and a member of the Financial and Economic Affairs Committee of the National People’s Congress in March 2008. Mr. Cui has become a non-executive Director of our company since May 2008.
Secretary to the Board of Directors
     Li Huaiqi, aged 58, is the Secretary to the Board of Directors of our company. Mr. Li is a senior economist. He has over 35 years of working experience in China’s oil and gas industry. Mr. Li once worked in the Daqing Oilfield, the Liaohe Oilfield and the Huabei Oilfield and in the Nanhai Petroleum Company. From June 1992, Mr. Li worked as Deputy Director and Director of the Foreign Affairs Bureau of China National Petroleum Corporation successively. From October 1998, Mr. Li was appointed as Director of the International Co-operation Department (Foreign Affairs Bureau) of CNPC. Mr. Li has been the Secretary to the Board of Directors of our company since August 2001.
Other Senior Management Personnel
     Sun Longde, aged 45, is a Vice President of our company. Mr. Sun is a professor-level senior engineer and holds a doctoral degree. He has nearly 25 years of working experience in China’s oil and geological industry. Mr. Sun was appointed the Deputy Chief Geologist of Xianhe Oil Extraction Plant and Deputy Manager of Dongxin Oil Extraction Plant of Shengli Petroleum Administration Bureau in January 1994, Chief Deputy Director-General of Exploration Business Department of Shengli Petroleum Administration Bureau in April 1997, the Manager of Exploration & Development Company of Shengli Petroleum Administration Bureau in September 1997, Chief Geologist of Tarim Petroleum Exploration & Development Headquarters in November 1997, Deputy General Manager of PetroChina Tarim Oilfield Company in September 1999 and the General Manager of PetroChina Tarim Oilfield Company in July 2002. Mr. Sun has been a Vice President of our company since June 2007.
     Shen Diancheng, aged 48, is the Vice President of our company and concurrently the General Manager of Chemical & Marketing Company of our company. Mr. Shen is a professor-level senior engineer and holds a college degree. He has nearly 25 years of working experience in China’s oil and gas industry. Mr. Shen was appointed the Deputy Manager of the Chemical Agent Plant of Daqing Oilfield in June 1994, the Deputy Manager, Standing Deputy Director and acting Manager of the Chemical Headquarters Plant of Daqing Oilfield in January 1997, the Standing Deputy General Manager of PetroChina Daqing Refining & Chemical Company in October 2000, the General Manager of PetroChina Liaoyang Petrochemical Company in April 2002, and the General Manager of PetroChina Jilin Petrochemical Company in December 2005. Mr. Shen has been the Vice President of our company and General Manager of Chemical & Marketing Company since June 2007.
     Liu Hongbin, aged 44, is the Vice President of our company. Mr. Liu is a senior engineer and holds a college degree. He has nearly 25 years of working experience in China’s oil and gas industry. Mr. Liu was appointed the Vice President of Exploration & Development Research Institute of Yumen Petroleum Administration Bureau in May 1991, the Director of the Development Division of Tuha Petroleum Exploration & Development Headquarters in October 1994, the Chief Engineer of Tuha Petroleum Exploration & Development Headquarters in June 1995, the Deputy General Manager of PetroChina Tuha Oilfield Company in July 1999, the Commander of Tuha Petroleum Exploration & Development Headquarters in July 2000, the General Manager of the Planning Department of our company in March 2002 and the Director of the Planning Department of CNPC in September 2005. Mr. Liu has become a Vice President of our company since June 2007.
     Zhou Mingchun, aged 40, is the Chief Financial Officer of our company. Mr. Zhou is a professor-level senior accountant and holds a master’s degree. He has nearly 20 years of working experience in China’s oil and gas industry. Mr. Zhou was appointed the Director of the Finance Division and the Director-General of Financial Settlement Centre of Daqing Petroleum Administration Bureau in October 1998, the Executive of the Finance & Assets Division of Daqing Oilfield Company from in 1999, the director and Deputy Chief Accountant of Daqing Oilfield Company Limited in January 2000, the director and Chief Accountant of Daqing Oilfield Company Limited in October 2000, and the General Manager of the Finance Department of our company in March 2002. Mr. Zhou serves as the Chief Financial Officer of our company from June 2007.

     Li Hualin, aged 45, is the Vice President of our company. Mr. Li holds a master’s degree and is a senior engineer. Mr. Li has nearly 25 years of experience in the oil and gas industry in China. Mr. Li became the Deputy Director-General of the Houston Office of China National Petroleum Company in March 1993, the director and General Manager of China National Oil and Gas Corporation (Canada) in May 1995, the Deputy General Manager of the China National Oil and Gas Exploration Development Corporation and the Chairman and General Manager of CNPC International (Canada) Ltd in December 1997, the General Manager of CNPC International (Kazakhstan) Ltd. and the Deputy General Manager of the China National Oil and Gas Exploration Development Corporation in September 1999, the Deputy General Manager of China Petroleum Hongkong (Holding) Limited in January 2001, the Chairman of Shenzhen Petroleum Industrial Co., Ltd in December 2001, and the Vice-Chairman and General Manager of China Petroleum Hongkong (Holding) Limited, whilst remaining as the Chairman of Shenzhen Petroleum Industrial Co., Ltd. in July 2006. Mr. Li was appointed as the Vice President of our company and the Vice Chairman and General Manager of China Petroleum Hongkong (Holding) Limited in November 2007.
     Zhao Zhengzhang, aged 51, is a Vice President of our company and concurrently the General Manager of Exploration and Production Company of our Company. Mr Zhao holds a master’s degree. He is a senior engineer and has nearly 25 years of working experience in China’s oil and industry. Mr Zhao’s past positions include Deputy Chief Geologist of the Northern China Petroleum Administration Bureau, Deputy Director of the Oil Exploration Bureau and Director of New District Exploration Department of China National Petroleum Company, Deputy Director of the Oil and Gas Exploration Department of CNPC, and Deputy General Manager of PetroChina Exploration and Production Company. Mr. Zhao was appointed a principle leader of PetroChina Exploration and Production Company in January 2005 and the General Manager of PetroChina Exploration and Production Company in January 2006. Mr. Zhao has become a Vice President of our company since May 2008.
     Lin Aiguo, aged 49, is the Chief Engineer of our company. Mr. Lin is a professor-level senior engineer and holds a college degree. He has over 30 years of working experience in China’s oil and petrochemical industry. Mr. Lin was appointed the Deputy Manager and the Standing Deputy Manager of Shengli Refinery of Qilu Petrochemical Company in July 1993, the Deputy General Manager of Dalian West Pacific Petrochemical Co. Ltd. in May 1996, and the General Manager of Dalian West Pacific Petrochemical Co. Ltd. in August 1998, and the General Manager of Refining & Marketing Company of our company in December 2002. Mr. Lin serves as the Chief Engineer of our company from June 2007.
     Wang Daofu, aged 52, is the General Geologist of our company . Mr. Wang holds a doctoral degree. He is a senior engineer and has over 25 years of working experience in China’s oil and gas industry. Mr. Wang worked as Chief Engineer, Deputy Director and Director of the Development Department of the Changqing Oil Exploration Bureau. He was appointed Deputy General Manager of PetroChina Changqing Oilfield Company in October 1999 and General Manager of PetroChina Changqing Oilfield Company in January 2003. He was elected as a representative of the 11th National People’s Congress of the PRC in 2008. Mr. Wang has become the General Geologist of our company since May 2008.
     Huang Weihe, aged 50, is the General Engineer of our Company and concurrently the General Manager of Natural Gas and Pipelines Company of our Company. Mr. Huang holds a doctoral degree. He is a senior engineer and has nearly 25 years of working experience in China’s oil and gas industry. Mr. Huang’s past positions include Vice President and President of the Exploration Design Institute of the China Petroleum Pipeline Bureau, Assistant to the Director (and concurrently the Deputy General Manager of Pipeline Construction Company), Deputy Director (and concurrently the Chief Engineer) of the China Petroleum Pipeline Bureau, the General Manager of PetroChina Pipeline Branch Company, and General Manager of PetroChina West East Gas Pipeline Company. Mr. Huang was appointed the General Manager of PetroChina Natural Gas and Pipelines Company in December 2002 and concurrently the General Manager of PetroChina West East Gas Pipeline Company. Mr. Huang became the General Manager of PetroChina Natural Gas and Pipelines Company in February 2006, and was appointed the General Engineer of our company in May 2008.
Supervisors
     Chen Ming, aged 57, is the Chairman of the Supervisory Board of our company and team leader of the discipline inspection team of CNPC.. Mr. Chen is a professor-level economist and holds a bachelor’s degree. He has over 30 years of working experience in China’s oil and gas industry. Mr. Chen was appointed Deputy Commissioner of CNPC in November 1996, Deputy Director of the Supervisory Department of CNPC in October 1998, Deputy General Manager of Human Resource Department of our Company and concurrently Director of the Supervisory Department of our company in September 1999, General Manager of the Supervisory Department of our company in September 2001, Assistant to the General Manager of CNPC in January 2007, and Team Leader of the Discipline Team of CNPC in September 2007. He has become the Chairman of our Supervisory Board since May 2008.
     Wen Qingshan, aged 49, is a Supervisor of our company and the Deputy Chief Accountant and the Director of the Finance and Assets Department of CNPC. Mr. Wen is a professor-level senior accountant and holds a master’s degree in economics. Mr. Wen has over 30 years of working experience in China’s petrochemical industry. He was the Deputy Chief Accountant of the Finance and Assets Department of CNPC from November 1998, Deputy Director of the Finance and Assets Department of CNPC from May 1999 and Director of the Finance and Assets Department of CNPC from May 2002. He has been a Supervisor of our company since November 2002 and the Deputy Chief Accountant of CNPC since November 2007.

     Sun Xianfeng, aged 55, is a Supervisor and the General Manager of the Audit Department of our company, and the Director of the Audit Department of CNPC. Mr. Sun is a senior economist and holds a bachelor’s degree. Mr. Sun has over 35 years of working experience in China’s oil and gas industry. Mr. Sun worked as Deputy Director of the Supervisory Bureau of China National Petroleum Corporation from November 1996, and was transferred to the Eighth Office of the State Council Compliance Inspectors’ General Office (Supervisory Committee of Central Enterprises Working Commission) as its temporary head in June 1998. He was appointed the Deputy Director of the Audit Department of CNPC in October 2000 and concurrently became the Director of the Audit Services Centre in December 2000. He has been the Director of the Audit Department of CNPC and the Director of the Audit Service Centre from April 2004, a Supervisor of our company since May 2004 and the General Manager of the Audit Department of our company since July 2007.
     Yu Yibo, aged 44, is a Supervisor and the General Manager of our company and the Director of the Capital Operation Department of CNPC. Mr. Yu is a professor-level senior accountant and holds a doctoral degree. He graduated from the Business School of Hitotsubashi University in Japan, with a major in finance. Mr. Yu has 10 years of working experience in China’s oil and gas industry. He was appointed Assistant to the President of China Petroleum Finance Company Limited in November 1998, member of the Restructuring and Listing Preparatory Team of CNPC in February 1999, Deputy General Manager of the Finance Department of our company in November 1999, Deputy General Manager of PetroChina Dagang Oilfield Branch Company in March 2002, Deputy General Manager of the Finance Department of our company in October 2002, and General Manager of the Capital Operation Department of our company in April 2003. Mr. Yu serves concurrently as the Director of the Capital Operation Department of CNPC from April 2007, and has become a Supervisor of our company since May 2008.
     Wang Yawei, aged 53, is an employee representative of our company’s Supervisory Board and the Chairman of the Labour Union of Daqing Oil Field Co. Ltd. Mr. Wang is a professor-level senior engineer and graduated as a master in petroleum and natural gas engineering from Daqing Petroleum Institute in July 2001. Mr. Wang worked as the Deputy Manager of No.3 Drilling Company of Daqing Petroleum Administrative Bureau, the Secretary of the Party Committee in Daqing Energy Development Company, and the Assistant to the Director (and concurrently the General Manager of Drilling Technology Service Company), the Deputy Director, the Chairman of the Labour Union and the Standing Committee Member of the Party Committee of Daqing Petroleum Administrative Bureau. Mr. Wang has become a Supervisor of our company since May 2008.
     Qin Gang, aged 54, is an employee representative of our company’s Supervisory Board and a Senior Executive of the PetroChina West-East Gas Pipeline Company. Mr. Qin is a senior engineer and has nearly 35 years of experience in China’s oil and gas industry. Mr. Qin had acted as a Deputy Commander of Tarim Petroleum Exploration and Development Headquarters since November 1997 and a Deputy General Manager of Tarim Oilfield Company since September 1999. In June 2000, Mr. Qin was appointed the Senior Executive of Tarim Southwest Company concurrently. In July 2002, Mr. Qin was appointed an executive and the Chairman of Labour Union of PetroChina Tarim Oilfield Company. Mr. Qin has been the Senior Executive and the Chairman of the Labour Union of Petrochina West-East Gas Pipeline Company since June 2007, and a Supervisor of our company since November 2005.
     Wang Shali, aged 53, is an employee representative of our company’s Supervisory Board and a Senior Deputy General Manager and the General Legal Counsel of CNPC Exploration and Development Company Limited. Ms. Wang is a professor-level senior economist. She received her bachelor’s degree in English language and literature at the Zhengzhou University in August 1977 and her LL.M. degree at Southern Methodist University, USA in June 1987. Ms. Wang’s past positions include Chief Economist and Deputy General Manager (concurrently the Chief Economist). Ms. Wang has become a Supervisor of our company since May 2008.
     Wu Zhipan, aged 51, is an independent Supervisor of our company. Mr. Wu is a holder of doctoral degree. He is a professor, a LL.D. Supervisor, Standing Vice Chairman of Peking University Council and Chief Legal Advisor of Peking University, Dean of the Asia-Pacific Research Institute of Peking University and Director of Financial Law Institute of Peking University. He is also an expert consultant of the Supreme People’s Court of the PRC, an arbitrator of the Arbitration Panel of China International Economic and Trade Arbitration Commission and President of the China Economic Law Research Societies. Mr. Wu also serves as an independent non-executive director of Air China Limited, Fortune SGAM Fund Management Co., Ltd. and China Minsheng Banking Corp., Ltd. Mr. Wu has been an independent Supervisor of our company since December 1999.
     Li Yuan, aged 61, is an independent Supervisor of our company. Mr. Li graduated from Renmin University of China with a major in economics. Mr. Li’s past positions include Deputy Director of the Foreign Affairs Department of Ministry of Petroleum Industry, Team Leader of the Business Team of the CPC Central Committee’s General Office, Director of the Administrative Reform Bureau of the Political System Reform Studies Office of the CPC Central Committee, Director of the Distribution Department of the National Economic System Reform Committee, Deputy Director of the State Administration of Land, and Deputy Minister and concurrently the Deputy Chief Land Inspector of the Ministry of Land and Resources. Mr. Li is now a Deputy Director of the Committee of Population, Resources and Environment of the 11th National Committee of the Chinese People’s Political Consultative Conference, and has become an independent Supervisor of our company since May 2008.

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
     We have granted stock appreciation rights to 300 persons, including members of the board of directors and the supervisory board, president, vice presidents and departmental managers, general managers and deputy general managers of specialized companies and local subsidiaries. Upon exercise of these stock appreciation rights, members of the senior management will not receive any of our shares, but will, by way of stock appreciation rights, receive a monetary sum that is calculated on the basis of the price of our H Shares. Since companies are not permitted to repurchase and hold their own shares for offering stock options under current PRC law, we expect to calculate our book gains and losses on the basis of share prices and in accordance with stock appreciation rights measures and make cash payment of such compensations. None of the directors and senior management exercised any of the stock appreciation rights granted to them. All of such stock appreciation rights have vested in April 2008. We have established a new senior management compensation system, pending for the approval of the State-owned Assets Supervision and Administration Commission of the State Council.
Directors’ and Supervisors’ Compensation
     Our directors and supervisors, who hold senior management positions or are otherwise employed by us, receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind, including our contribution to the pension plans for these directors and supervisors.
     The aggregate amount of salaries, housing allowances, other allowances and benefits in kind paid by us to the five highest paid individuals of PetroChina during the year ended December 31, 2007 was RMB 3,635,615. We paid RMB 148,154 as our contribution to the pension plans in respect of those individuals in the year ended December 31, 2007.
     The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our directors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2007 was RMB 2,745,962.
     Save as disclosed, no other payments have been paid or are payable, in respect of the year ended December 31, 2007, by us or any of our subsidiaries to our directors. In addition, we have no service contracts with our directors that provide for benefits to our directors upon the termination of their employment with us.
     In 2007, we paid RMB 134,619 as our contribution to the pension plans in respect of our directors and supervisors, who hold senior management positions or are otherwise employed by us. The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our supervisors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2007 was RMB 1,021,618.
Board Practices
     Our board of directors has four principal committees: an audit committee, an investment and development committee, an evaluation and remuneration committee and a health, safety and environment committee.
Audit Committee

     Our audit committee is currently composed of three non-executive independent directors, Mr. Franco Bernabè, Mr. Chee-Chen Tung and Mr. Cui Junhui, and one non-executive director, Mr. Wang Guoliang. Mr. Franco Bernabè serves as the chairman of the committee. Under our audit committee charter, the chairman of the committee must be an independent director and all resolutions of the committee must be approved by independent directors. The audit committee’s major responsibilities include:
•	supervising the integrity of financial reporting process to ensure fair, transparent and true financial disclosure;

•	evaluating the effectiveness of the internal control and risk management framework;

•	inspecting and supervising the effectiveness of the internal audit functions;

•	reviewing and supervising the engagement and work of external auditors, including evaluating the performance of external auditors annually and raising proposals together with the supervisory board to the shareholders’ meetings with respect to the engagement, re-engagement and dismissal of external auditors and the compensation of such external auditors;

•	receiving, keeping and dealing with complaints regarding accounting, internal control or auditing matters; and

•	receiving and dealing with anonymous submissions and complaints by employees regarding accounting or auditing matters, and keeping such submission and complaints confidential, and other duties from time to time provided by applicable laws and regulations and Listing Rules of the market where the securities of our company listed.
Investment and Development Committee
     The current members of our investment and development committee are Mr. Li Yongwu, as chairman of the committee and Mr. Wang Yilin and Mr. Li Xinhua, as members of the committee. The investment and development committee’s major responsibilities include:
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
Evaluation and Remuneration Committee
     The current members of our evaluation and remuneration committee are Mr. Liu Hongru, as chairman of the committee, Mr. Chee-Chen Tung and Mr. Wang Fucheng, as members of the committee. The evaluation and remuneration committee’s major responsibilities include:
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
Health, Safety and Environment Committee
     The current members of our health, safety and environment committee are Mr. Liao Yongyuan, as chairman of the committee, Mr. Zeng Yukang and Mr. Jiang Fan, as member of the committee. The health, safety and environment committee’s major responsibilities include:
•	supervising the effective implementation of our Health, Safety and Environmental Protection Plan;

•	making recommendations to the board of directors and our President for major decisions with respect of health, safety and environmental protection; and

•	inquiring the occurrence of and responsibilities for material accidents and supervising the remedial measures of material accidents.
Employees
     As of December 31, 2005, 2006 and 2007, we had 439,220, 446,290 and 466,502 employees, respectively (excluding temporary staff). The table below sets forth the number of our employees by business segment as of December 31, 2007.

	Employees	% of total
Exploration and production	261,802	56.12
Refining and marketing	122,593	26.28
Chemicals and marketing	61,635	13.21
Natural gas and pipeline	15,706	3.37
Other (1)	4,766	1.02

Total	466,502	100.0%

(1)	Including the numbers of employees of the management of our headquarters, specialized companies, PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, Petrochemical Research Institute and other units.
     Our employees participate in various retirement benefit plans organized by municipal and provincial governments whereby we are required to make monthly contributions to these plans at rates ranging from 16% to 22% of the employees’ salary. Expenses incurred by us in connection with the retirement benefit plans were approximately RMB 3,104 million, RMB 4,645 million and RMB 5,744 million, respectively, for the three years ended December 31, 2005, 2006 and 2007, respectively.
     In 2007, we have not experienced any strikes, work stoppages, labor disputes or actions which affected the operation of any of our businesses. Our company maintains good relationship with our employees.
Share Ownership
     Our directors, senior officers and supervisors do not have share ownership in PetroChina or any of PetroChina’s affiliates. We have granted stock appreciation rights relating to our H Shares to our directors, senior officers and supervisors. Upon exercise of these stock appreciation rights, members of the senior management will not receive any of our shares, but will, by way of stock appreciation rights, receive a monetary sum which is calculated on the basis of the price of our H Shares. Because the relevant PRC laws limit the ownership of the H Shares of a company incorporated under the PRC laws to only non-PRC nationals, and companies are not permitted to repurchase and hold their own shares for offering stock appreciation rights under current PRC law, our directors, senior officers and supervisors do not hold our H Shares under the stock options granted to them. Instead, we expect to calculate the book gains and losses on the basis of share prices and in accordance with our stock appreciation rights granting criteria, and make cash payments of such compensation to our directors, senior officers and supervisors.
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
     PetroChina was established on November 5, 1999 with CNPC as its sole promoter. As of December 31, 2007, CNPC owned 157,922,077,818 shares, representing approximately 86.29% of the share capital of PetroChina, and, accordingly, CNPC is our controlling shareholder.
     The following table sets out the shareholding of the major H shareholders of our company as of December 31, 2007:

			Percentage of the
			issued share		Percentage of
	Number of shares		capital of the same		the total share
Name of shareholders	held		class of shares (%)		capital (%)

UBS AG1	1,089,453,631	(L)	5.16	(L)	0.60

	414,468,390	(S)	1.96	(S)	0.23

[1]	UBS AG owns 1,089,453,631 H Shares in our company in the aggregate through its several wholly owned subsidiaries.
     The following table set out the shareholding of the major A shareholders of our company as of December 31, 2007:

Percentage of the
		issued share	Percentage of
	Number of shares	capital of the same	the total share
Name of shareholders	held	class of shares (%)	capital (%)

CNPC	157,922,077,818	97.53	86.29

     The shares held by CNPC are domestic shares in the share capital of PetroChina. However, CNPC has identical voting rights as holders of H Shares. Holders of domestic shares and H Shares are deemed to be shareholders of different classes for certain matters which may have effect on their respective interest.
Related Party Transactions
     As at December 31, 2007, CNPC directly owns an aggregate of approximately 86.29% of the shares of our company and therefore transactions of PetroChina constitute related party transactions of PetroChina under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, or the Listing Rules, and the listing rules of the Shanghai Stock Exchange, or SSE Listing Rules. As at December 31, 2007, CNPC (Hong Kong) Limited (stock code: 135), or CNPC (HK), is a 51.89% owned subsidiary of CNPC. Therefore, transactions between PetroChina and CNPC (HK) constitute related party transactions of PetroChina under the Listing Rules and SSE Listing Rules. As Beijing Gas Group Co., Ltd., or Beijing Gas, and China Railway Materials and Suppliers Corporation, or CRMSC, are respectively a substantial shareholder (as defined under the Listing Rules) of Beijing Huayou Gas Corporation Limited and PetroChina & CRMSC Oil Marketing Company Limited, and PetroChina’s subsidiaries, pursuant to the Listing Rules, the transactions between PetroChina, and Beijing Gas and CRMSC respectively constitute related party transactions of PetroChina. China National Oil and Gas Exploration and Development Corporation, or CNODC, a state-owned enterprise, the entire interest of which is owned by CNPC, is interested in 50% interest in CNPC Exploration and Development Company Limited, or CNPC E&D, a not wholly owned subsidiary of our company. Pursuant to the Listing Rules, CNPC E&D is a connected person of our company and any transaction between our company and CNPC E&D constitutes related party transaction of PetroChina. On December 28, 2006, our company became interested in 67% equity interest in PetroKazakhstan Inc., or PKZ, through CNPC E&D. Pursuant to the Listing Rules, CNPC E&D and any affiliates of CNPC E&D will also be treated as a connected person(s) of PetroChina. Accordingly, transactions between PetroChina and PKZ constitute related party transactions of our company.
     One-off Related Party Transactions
     1. Disposal of Equity Interests in China National United Oil Corporation
     On March 18, 2007, our company entered into an equity transfer agreement with CNPC pursuant to which our company has agreed to dispose 70% of the equity interests in China National United Oil Corporation to CNPC for a consideration of approximately RMB 7.01 billion. As CNPC is the controlling shareholder of our company, CNPC is a connected person of our company under the Listing Rules and therefore such equity transfer constitutes a related party transaction of our company. Details of the transaction were announced by our company on March 18, 2007 and in the circular to the shareholders dated March 30, 2007. The transaction was approved by the independent shareholders of our company at the annual general meeting held on May 16, 2007.
     2. Acquisition of Assets of the Risk Operation Service Business from CNPC
     On August 23, 2007, our company entered into an transfer agreement with CNPC pursuant to which our company has agreed to acquire the assets of the risk operation service business from CNPC. Pursuant to the transfer agreement, our company has paid CNPC a consideration in the sum of RMB 1,652.28 million, representing the value of the net assets of the risk operation service business as at December 31, 2006. The parties shall adjust the consideration by reference to the net assets generated by the risk operation service business for the period from January 1, 2007 to

August 31, 2007 as shown in the management accounts for that period. As CNPC is the controlling shareholder of our company, CNPC is a connected person of our company under the Listing Rules and therefore such asset acquisition constitutes a related party transaction of our company. Details of the transaction were announced by our company on the website of the Hong Kong Stock Exchange on August 23, 2007.
     3. Acquisition of Northeastern Inspection, Maintenance and Repair Business Division of CNPC
     On April 28, 2008, we entered into an acquisition agreement with CNPC pursuant to which we acquired from CNPC the Northeastern Inspection, Maintenance and Repair Business Division of CNPC. Upon the closing of the agreement, we shall pay RMB 43.8 million to CNPC as consideration, representing the net asset value of the Northeastern Inspection, Maintenance and Repair Business Division as at September 30, 2007. The parties shall adjust the consideration by reference to the net assets generated by the Northeastern Inspection, Maintenance and Repair Business Division for the period from October 1, 2007 to April 30, 2008 as shown in the management accounts for that period.
     CNPC is our controlling shareholder. As defined under the Listing Rules, CNPC is a related party of our company and the acquisition constitutes a related party transaction of our company. Given that the percentage ratios involved in the acquisition are more than 0.1% and less than 2.5% for CNPC, the acquisition is only subject to reporting and announcement requirement and is exempted from the independent shareholders’ approval requirement under the Listing Rules. Details of the transaction have been posted on the website of Hong Kong Stock Exchange on April 28, 2008.
     4. Capital Injection concerning CNPC Exploration and Development Company Limited
     On December 27, 2007, our company entered the “Capital Injection Agreement Concerning CNPC Exploration and Development Company Limited” with CNODC and CNPC E&D. Pursuant to the agreement, our company and CNODC, as shareholders of CNPC E&D, shall inject capital in the aggregate amount of RMB 16,000 million into CNPC E&D. Our company and CNODC shall each make a capital injection of RMB 8,000 million in cash, payable in one lump sum. Upon completion of the capital injection, our company and CNODC will continue to hold 50% of the shares of CNPC E&D respectively.
     As CNODC is a wholly owned subsidiary of CNPC, the controlling shareholder of our company, CNODC is a connected person of our company pursuant to the SSE Listing Rules and the Listing Rules. As CNODC holds 50% of the shares of CNPC E&D, and CNPC E&D is a non-wholly owned subsidiary of our company, CNPC E&D is also a connected person of our company under the Listing Rules. Therefore, the capital injection by our company and CNODC into CNPC E&D also constitutes a related party transaction of our company under the SSE Listing Rules and the Listing Rules. Details of the transaction were announced by our company on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on December 27, 2007.
     Continuing Related Party Transactions
     (I) Continuing Related Party Transactions with CNPC
     PetroChina and CNPC continue to carry out certain existing continuing related party transactions. Our company sought independent shareholders’ approval at the general meeting held on November 8, 2005 for a renewal of the existing continuing related party transactions and the new continuing related party transactions and proposed the new caps for existing continuing related party transactions and the new continuing related party transactions for January 1, 2006 to December 31, 2008. Our company further sought independent shareholders’ approval at the general meeting held on November 1, 2006 for an increase of the proposed caps which were previously approved on November 8, 2005.
     PetroChina and CNPC will continue to carry out the existing continuing related party transactions referred to in the following agreements:
     1. Comprehensive Products and Services Agreement, First Supplemental Comprehensive Agreement and Second Supplemental Comprehensive Agreement
     (1) PetroChina and CNPC continue to implement the Comprehensive Products and Services Agreement (“Comprehensive Agreement”) entered into on March 10, 2000 for the provision (i) by PetroChina to CNPC and (ii) by CNPC to PetroChina, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiary companies and affiliates. The Comprehensive Agreement has been amended by the First Supplemental Comprehensive Agreement and the Second Supplemental Comprehensive Agreement.
     The term of the Comprehensive Agreement was initially 10 years starting from the date when our company’s business license was issued. This term has been amended by the Second Supplemental Comprehensive Agreement to three years commencing from January 1, 2006.
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

     (A) Products and Services to be provided by PetroChina to CNPC
     Under the Comprehensive Agreement, products and services to be provided by PetroChina to CNPC include such products as refined products, chemical products, natural gas, crude oil, and such services as relating to the supply of water, electricity, gas and heating, quantifying and measuring and quality inspection and other products and services as may be requested by the CNPC Group for its own consumption, use or sale from time to time.
     (B) Products and Services to be provided by CNPC to PetroChina
     More products and services are to be provided by CNPC to PetroChina, both in terms of quantity and variety, than those to be provided by PetroChina to CNPC. Products and services to be provided by CNPC to PetroChina have been grouped together and categorized according to the following types of products and services:
•	Construction and technical services, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering and design service;

•	Production services, including but not limited to water supply, electricity generation and supply, gas supply and communications;

•	Supply of materials services, including but not limited to purchase of materials, quality control, storage of materials and delivery of materials

•	Social services, including but not limited to security services, education and hospitals;

•	Ancillary services, including but not limited to property management, training centers and guesthouses; and

•	Financial services, including but not limited to loans and deposits services.
     The Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles as defined in the Comprehensive Agreement:
     (a) state-prescribed prices; or
     (b) where there is no state-prescribed price, then according to the relevant market prices; or
     (c) where neither (a) nor (b) is applicable, then according to:
     (i) the actual cost incurred; or
     (ii) the agreed contractual price.
     In particular, the Comprehensive Agreement stipulates, among other things, that:
     (i) the loans and deposits shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People’s Bank of China. Such prices must also be more favourable than those provided by independent third parties; and
     (ii) the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant state-prescribed price and market price.
     (2) First Supplemental Comprehensive Agreement
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
     (3) Second Supplemental Comprehensive Agreement
     The Second Supplemental Comprehensive Agreement entered into by CNPC and our company on September 1, 2005 provides for certain new continuing related party transactions between our company and certain companies in which both our company and CNPC are shareholders, and where CNPC and/or its subsidiaries and/or affiliates (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of such company (“Jointly-owned Companies”). In the Second Supplemental Comprehensive Agreement, CNPC and our company agreed to amend certain terms of the Comprehensive Agreement, including, among other things, that:

•	both CNPC and our company shall provide and shall procure their respective entities including their subsidiaries, branches and other relevant units to provide products and services in accordance with the terms and principles of the Comprehensive Agreement;

•	the CNPC Group will provide certain risk operation services as part of the construction and technical services to PetroChina, and these include the provision of exploration, production and other relevant services within certain and specific reserves of our company with exploration and exploitation difficulties;

•	PetroChina will provide certain financial assistance to the Jointly-owned Companies including entrustment loans and guarantees; and

•	the Jointly-owned Companies will provide certain financial assistance to PetroChina including entrustment loans and guarantees.
     Under the Second Supplemental Comprehensive Agreement, the products and services shall be provided at prices determined according to the pricing principles for the corresponding products or services under the Comprehensive Agreement (as amended).
     The Second Supplemental Comprehensive Agreement has taken effect on January 1, 2006.
     2. Product and Service Implementation Agreements
     According to the current arrangements, from time to time and as required, individual product and service implementation agreements may be entered into between the relevant service companies and affiliates of CNPC or PetroChina providing the relevant products or services, as appropriate, and the relevant members of PetroChina or CNPC, requiring such products or services, as appropriate.
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
     3. Land Use Rights Leasing Contract
     Our company and CNPC continue to implement the Land Use Rights Leasing Contract entered into on March 10, 2000 under which CNPC has leased a total of 42,476 parcels of land in connection with all aspects of the operations and business of our company covering an aggregate area of approximately 1,145 million square metres, located throughout the PRC, to our company for a term of 50 years at an annual fee of RMB2 billion. The total fee payable for the lease of all such property may, after the expiration of 10 years from the date of the Land Use Rights Leasing Contract, be adjusted (to reflect market conditions prevalent at such time of adjustment, including the then prevailing marketing prices, inflation or deflation (as applicable) and such other factors considered as important by both parties in negotiating and agreeing to any such adjustment) by agreement between our company and CNPC. In addition, any governmental, legal or other administrative taxes and fees required to be paid in connection with the leased properties will be borne by CNPC. However, any additional amount of such taxes and fees payable as a result of changes in the PRC government policies after the effective date of the contract shall be shared proportionately on a reasonable basis between CNPC and our company.
     4. Buildings Leasing Contract and Buildings Supplementary Leasing Agreement
     Our company and CNPC continue to implement the Buildings Leasing Contract entered into on March 10, 2000 pursuant to which CNPC has leased to our company a total of 191 buildings covering an aggregate of area of approximately 269,770 square metres, located throughout the PRC for the use by our company for its business operation including the exploration, development and production of crude oil, the refining of crude oil and petroleum products, the production and sale of chemicals, etc. The 191 buildings were leased at a price of RMB145 per square metre per year, that is, an aggregate annual fee of RMB39,116,650 for a term of 20 years. Our company is responsible for the payment of any governmental, legal or other administrative taxes and maintenance charges required to be paid in connection with these 191 buildings. The details of the buildings leased to our company by other member companies within CNPC are set out in the Buildings Leasing Contract.
     Further to the Buildings Leasing Contract mentioned above, our company entered into a Supplemental Buildings Leasing Agreement (the “Supplemental Buildings Agreement”) with CNPC on September 26, 2002 under which CNPC agreed to lease to our company another 404 buildings in connection with the operation and business of our company, covering an aggregate of 442,730 square meters. Compared to the Buildings Leasing Contract, the increase in the units being leased in the Supplemental Buildings Agreement is mainly attributable to the expansion of our company’s operations mainly in the areas such as oil and natural gas exploration, the West-East Gas Pipeline Project and the construction of the northeast refineries and chemical operation base. The total rent payable under the Supplemental Buildings Agreement amounts to RMB157,439,540 per annum. Our company and CNPC will, based on any changes in their production and operations, and changes in the market price, adjust the sizes and quantities of buildings leased under the Buildings Leasing Contract as well as the Supplemental Buildings Agreement every three years. The Supplemental Buildings Agreement became effective on January 1, 2003 and will expire at the same time as the Buildings Leasing Contract. The terms and conditions of the Buildings Leasing Contract will, to the extent not contradictory to the Supplemental Buildings Agreement, continue to apply.
     5. Intellectual Property Licensing Contracts
     Our company and CNPC continue to implement the three intellectual property licensing contracts entered into on March 10, 2000, being the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract. Pursuant to these licensing contracts, CNPC has granted our company the exclusive right to use certain trademarks, patents, and know-how and computer software of CNPC at no cost. These intellectual property rights relate to the assets and businesses of CNPC which were transferred to our company pursuant to the restructuring.
     6. Contract for the Transfer of Rights under Production Sharing Contracts
     Our company and CNPC continue to implement the Contract for the Transfer of Rights under Production Sharing Contracts dated December 23, 1999. As part of the restructuring, CNPC transferred to our company relevant rights and obligations under 23 production sharing contracts entered into with a number of international oil and natural gas companies, except for the rights and obligations relating to CNPC’s supervisory functions.
     During the period between the establishment of our company and December 31, 2007, CNPC further entered into 10 additional production sharing contracts which are currently effective. All the rights and obligations under these production sharing contracts have been assigned to our company, which have also been approved by the Ministry of Commerce of the PRC. According to the Contract for the Transfer of Rights for the Exploration and Oil Production in the Daqing Zhaozhou Oilfield Blocks 13 (3-6) and the Contract for the Transfer of Rights under Production Sharing Contracts entered into in May 2002 and April 2007, respectively, between our company and CNPC, CNPC has agreed to assign to our company all of its rights and obligations under seven out of these 10 additional production sharing contracts executed on or prior to June 30, 2007 at nil consideration and subject to applicable PRC laws and regulations, except for the rights and obligations relating to CNPC’s supervisory functions.
     7. Guarantee of Debts Contract
     Our company and CNPC continue to implement the Guarantee of Debts Contract entered into on March 10, 2000, pursuant to which all of the debts of CNPC relating to the assets transferred to our company in the restructuring were also transferred to, and assumed by, our company.
     In the Guarantee of Debts Contract, CNPC has agreed to guarantee certain of the debts of our company at no cost. As at December 31, 2007, the total amount guaranteed was RMB 498 million.
     As each of the applicable percentage ratio(s) (other than the profits ratio) in respect of the Trademark Licensing Contract, the Patent and Know-how Licensing Contract, the Computer Software Licensing Contract, the Contract for the Transfer of Rights under Production Sharing Contracts and the Guarantee of Debts Contract is less than 0.1%, these transactions are exempted from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Directors believe that these transactions had been entered into in the normal and ordinary course of business for the benefits of our company and are in the interests of the shareholders as a whole.
     (II) Continuing Related Party Transactions with CNPC E&D
     The following continuing related party transactions arose as a result of the completion of the acquisition of the 67% equity interest in PKZ, which was announced by our company on August 23, 2006, on December 28, 2006:
•	the provision of production services by CNPC to PetroChina;

•	the provision of construction and technical services by CNPC to PetroChina; and

•	the provision of material supply services by CNPC to PetroChina.
     Upon completion of the acquisition of the 67% equity interest in PKZ, PKZ became a subsidiary (as defined under the Listing Rules) of CNPC E&D. As CNPC is the controlling shareholder of our company and as each of CNPC and our company is interested in 50% interest in CNPC E&D respectively, therefore, CNPC and CNPC E&D are connected persons of our company under the Listing Rules. The caps for these continuing related party transactions have already been included in that for continuing related party transactions between PetroChina and CNPC.
     (III) Continuing Related party transactions with CNPC (HK)
     As part of the restructuring of CNPC and in preparation for the listing of our company on Hong Kong Stock Exchange, and as disclosed in our company’s prospectus dated March 27, 2000, CNPC and our company entered into the Contract for the Transfer of Rights under Production Sharing Contracts whereby the relevant rights and obligations (other than the supervisory functions related to CNPC’s role as representative of the PRC government) of CNPC under certain contracts, including the Blocks 9-1 to 9-5 of the Xinjiang Karamay Oilfield Petroleum Contract dated July 1, 1996, entered into between CNPC and Hafnium Limited (“Xinjiang Contract”) and the Leng Jiapu Area Petroleum Contract dated December 30, 1997, entered into between CNPC and Beckbury International Limited (“Liaohe Contract”), were novated to our company.
     CNPC (HK) is a company listed on the Hong Kong Stock Exchange and a 51.89% owned subsidiary of CNPC. Upon the effective novation by CNPC to our company of the above interest in the PRC Oil Production Sharing Contracts (the Xinjiang Contract and the Liaohe Contract), certain transactions pursuant to the PRC Oil Production Sharing Contracts constitute continuing related party transactions of our company pursuant to the Listing Rules and the SSE Listing Rules.
     Summary of the major terms and conditions of these continuing related party transactions under the Xinjiang Contract and the Liaohe Contract are as follows:
     (1) Production and development cost sharing between our company and CNPC (HK): Our company and CNPC (HK) shall share the development costs as well as the oil and natural gas produced from blocks 9-1 to 9-5 of the Karamay Oilfield, as to 46% by our company and 54% by CNPC (HK), and from the Leng Jiapu Block of Liaohe Oilfield (“Leng Jiapu Oilfield”), as to 30% by our company and 70% by CNPC (HK).
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
     The waiver in respect of the above continuing related party transactions between our company and CNPC (HK) granted by the Hong Kong Stock Exchange expired on December 31, 2006. As each of the applicable percentage ratio(s) (other than the profits ratio) in respect of the above continuing related party transactions between our company and CNPC (HK) is more than 0.1% but less than 2.5%, these transactions are exempted from the independent shareholders’ approval requirements and are only subject to the reporting and announcement requirements under Rule 14A.34 of the Listing Rules. An announcement was made by our company on August 23, 2006 in respect of the reporting and announcement obligations for these continuing related party transaction for the period from January 1, 2007 to December 31, 2008.
     (IV) Continuing Related Party Transactions with CRMSC and Beijing Gas
     According to Listing Rules, PetroChina has entered into continuing related party transactions with Beijing Gas and CRMSC pursuant to the following agreements. For the transactions with Beijing Gas, PetroChina has complied with the procedures for reporting and announcements obligations to the Hong Kong Stock Exchange. The transactions with CRMSC and the caps for these transactions have been approved by Hong Kong Stock Exchange and the same were first approved by shareholders at the general meeting held on November 8, 2005 and subsequently approved by shareholders at the general meeting held on November 1, 2006 with the revised caps.
     (a) Beijing Gas Products and Services Agreement

     Our company entered into a products and services agreement with Beijing Gas on September 1, 2005. Pursuant to the agreement, PetroChina shall continuously provide products and services to Beijing Gas, including the provision of natural gas and natural gas related transmission services. The agreement was effective from January 1, 2006 with a term of three years.
     (b) CRMSC Products and Services Agreement
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
     Independent Non-Executive Directors Confirmation
     In relation to the related party transactions undertaken by PetroChina in 2007, the independent non-executive Directors of our company confirm that:
     (i) the related party transactions mentioned above have been entered into in the ordinary and usual course of business of our company;
     (ii) the related party transactions mentioned above have been entered into on terms that are fair and reasonable to the shareholders of our company;
     (iii) the related party transactions mentioned above have been entered into on normal commercial terms either (1) in accordance with the terms of the agreements governing such transactions, or (2) (where there is no such agreement) on terms no less favourable than terms available to independent third parties; and
     (iv) where applicable, the related party transactions have been entered into within the annual caps.
Loans or Guarantees with Related Parties
     As of December 31, 2007, we had unsecured short-term and long-term loans from CP Finance in an aggregate amount of RMB 24,482 million. The average annual interest rate on these loans is 5.17%.
ITEM 8 — FINANCIAL INFORMATION
Financial Statements
     See pages F-1 to F-64 following Item 19.
Dividend Policy
     Our board of directors will declare dividends, if any, in Renminbi on a per share basis and will pay such dividends in Renminbi with respect to A Shares and HK dollars with respect to H Shares. Any final dividend for a financial year shall be subject to shareholders’ approval. The Bank of New York will convert the HK dollar dividend payments and distribute them to holders of ADSs in U.S. dollars, less expenses of conversion. The holders of the A Shares and H Shares will share proportionately on a per share basis in all dividends and other distributions declared by our board of directors.
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
     A dividend of RMB 0.205690 per H share (inclusive of applicable tax) for the six months ended June 30, 2007 was paid to our shareholders on September 28, 2007. The board of directors proposed to distribute the final dividend of RMB 0.156859 per H share (inclusive of applicable tax) which was calculated on the basis of the balance between 45% of our net income under IFRS for the year ended December 31, 2007 and the interim dividend for 2007 which was paid on September 28, 2007. The final dividend to be paid has been approved by the annual shareholders’ meeting to be held on May 15, 2008. The final dividend will be paid around June 13, 2008.
Significant Changes
     None.
ITEM 9 — THE OFFER AND LISTING
Nature of the Trading Market and Market Price Information
     Our ADSs, each representing 100 H Shares, par value RMB 1.00 per H share, have been listed and traded on the New York Stock Exchange since April 6, 2000 under the symbol “PTR”. Our H Shares have been listed and traded on the Hong Kong Stock Exchange since April 7, 2000. In September 2005, our company issued an additional 3,196,801,818 H Shares. CNPC also sold 319,680,182 state-owned shares it held concurrently with our Company’s issue of new H Shares in September 2005. In October 2007, PetroChina issued 4 billion A Shares and these shares were listed on the Shanghai Stock Exchange on November 5, 2007. Following the issuance of A Shares, all the domestic shares of our company existing prior to the issuance of A Shares, i.e. the shares held by CNPC (our controlling shareholder) in our company, have been registered with China Securities Depository and Clearing Corporation Limited as tradable A shares. The New York Stock Exchange, the Hong Kong Stock Exchange and Shanghai Stock Exchange are the principal trading markets for our ADSs, H Shares and A Shares, respectively.
     As of December 31, 2007, there were 21,098,900,000 H Shares and 4,000,000,000 A Shares issued and outstanding. As of December 31, 2007, there were 316 registered holders of American depositary receipts evidencing 19,004,728 ADSs. The depositary of the ADSs is The Bank of New York.
     The high and low closing sale prices of the A Shares on the Shanghai Stock Exchange, H Shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for each quarterly period from 2003 through May 16, 2008 are set forth below.

	Price Per H Share		Price Per ADS		Price Per A Share
	HK$		US$		RMB
	High	Low	High	Low	High	Low
2003
First quarter	1.70	1.55	21.61	19.10	—	—
Second quarter	2.38	1.62	30.82	20.94	—	—
Third quarter	2.80	2.15	35.89	27.67	—	—
Fourth quarter	4.45	2.60	57.05	33.75	—	—
2004
First quarter	4.85	3.75	63.70	47.53	—	—
Second quarter	4.00	3.20	50.96	41.63	—	—
Third quarter	4.175	3.60	53.76	45.98	—	—
Fourth quarter	4.375	4.075	56.60	52.22	—	—
2005
First quarter	5.10	4.025	65.36	51.65	—	—
Second quarter	5.85	4.675	74.65	59.71	—	—
Third quarter	7.35	5.90	94.50	74.95	—	—
Fourth quarter	6.50	5.65	83.70	72.70	—	—
2006
First quarter	8.10	6.35	104.95	83.50	—	—
Second quarter	9.55	7.10	122.75	90.63	—	—
Third quarter	9.09	8.17	117.20	104.60	—	—
Fourth quarter	11.12	8.12	142.12	104.95	—	—
2007
First quarter	11.08	8.57	137.90	109.55	—	—
Second quarter	11.90	8.89	152.05	112.14	—	—
Third quarter	14.74	9.83	185.58	125.92	—	—
Fourth quarter	19.90	13.46	263.70	172.43	43.96	29.24
2007
November	19.90	14.12	255.06	180.52	43.96	31.52
December	15.88	13.50	205.60	172.43	31.96	29.24
2008
January	14.24	9.62	182.12	140.70	31.31	24.02
February	12.22	10.64	155.50	140.57	26.39	21.91
March	11.26	9.17	144.44	120.63	23.03	16.99
April	11.84	9.77	151.14	125.92	18.35	16.01
May (through	11.12	10.90	156.97	140.21	18.35	17,39
May 16, 2008)
     The closing prices per A share, per H share and per ADS on May 16, 2008 were RMB 17.61, HK$11.52 and US$146.94, respectively.
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
     Enforceability of Shareholders’ Rights
     Our articles of association provide that all differences or claims
•	between a holder of H Shares and us;

•	between a holder of H Shares and any of our directors, supervisors, general managers, deputy general managers or other senior officers; or

•	between a holder of H Shares and a holder of domestic shares, arising from any provision of the articles of association, any right or obligation conferred or imposed by the PRC Company Law or any other relevant law or administrative regulation which concerns our affairs must, with certain exceptions, be referred to arbitration at either the China International Economic and Trade Arbitration Commission in the PRC or the Hong Kong International Arbitration Center. Our articles of association provide that such arbitration will be final and conclusive.
     If the directors, president, senior vice presidents, chief financial officer or any other executive officers violate any laws, administrative regulations or the articles of association of our company during the performance of their corporate duties, which results in any damage to our company, shareholders individually or in the aggregate hold more than 1% of the shares in our company for a consecutive 180 days shall have the right to request our supervisory board in writing to bring a lawsuit to the competent courts. If our supervisory board violates any laws, administrative regulations or the articles of association of our company during the performance of its corporate duties, which results in any damage to our company, the shareholders may request our board of directors in writing to bring a lawsuit to the competent courts.
     If the supervisory board or the board of directors refuses to bring such lawsuits upon receiving the written request of the shareholders, or fails to file such lawsuit within 30 day following their receipt of such written request, or in case of emergency under which our company would sustain losses hard to be recovered if such lawsuit fails to be filed immediately, such shareholders as described in the above paragraph shall have the right, in the interests of our company, to bring a lawsuit directly in their own name.
     If any third parties infringe our legal interests and make our company sustain any losses, the shareholders described in the above paragraphs may file a lawsuit to the competent court in accordance with the provisions in the above two paragraphs.
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
     Our articles of association provide that the shares held by our promoter in our company may not be transferred within one year from the establishment date of our company. The shares issued prior to the public offering of our company may not be transferred within one year from the date the stocks issued in such public offering commencing to be listed on the relevant stock exchange.
     The directors, supervisors, president, senior vice presidents, vice presidents, chief financial officer and other executive officers shall report the number and change of the number of shares they hold in our company, and may not transfer more than 25% of the total number of shares he/she holds in our company in each year during his/her term of office. No shares held by such persons in our company may be transferred (i) within one year from the date the stocks of our company commencing to be listed on the relevant stock exchange, or (ii) within half a year from the date of their resignation or removal, other than any transfer of such shares due to judicial enforcement, inheritance, legacy, or partition of property by operation of law.
     If any director, supervisor, president, senior vice president, vice president, chief financial officer and any other executive officer holds less than 1,000 shares in our company, the transfer of such shares is not subject to the above restriction on the percentage of share transfer, all of which may be transferred in one time.
     If the directors, supervisors, president, senior vice presidents, vice presidents, chief financial officer and other executive officers or the shareholders holding at least 5% of the domestic shares of our company sell the shares they hold in our company within six months of acquiring the same, or buy such shares back within six months of selling the same, the gains obtained therefrom shall belong to our company and the board of directors of the company shall recover such gains from them and disclose the relevant situation timely. However, a securities company that underwrote shares on a firm commitment basis and which, after purchasing the shares remaining after the sale, holds at least 5% of the shares shall not be subject to the six month time limit when selling such shares.

     If the board of directors of our company fails to act in accordance with the preceding paragraph, the shareholders shall have the right to demand that the board of directors act within 30 days. If the board of directors of our company fails to act within such 30-day time period, the shareholders shall have the right, in the interests of our company, to directly institute legal proceedings in a competent court in their own name. If the board of directors of our company fails to act in accordance with the above provisions, the responsible directors shall be jointly and severally liable in accordance with the law.
     We are required to keep a register of our shareholders which shall be comprised of various parts, including one part which is to be maintained in Hong Kong in relation to H Shares to be listed on the Hong Kong Stock Exchange.
     Dividends
     We may distribute dividends twice a year, with the final dividend for any financial year being subject to the approval of the shareholders by way of an ordinary resolution. The articles of association allow for distribution of dividends in the form of cash or shares or any other form permitted under applicable laws and regulations. If a proposal concerning distribution of dividends in the form of cash or shares or conversion of the common reserve fund into share capital is approved in a shareholders’ meeting, we shall implement a specific plan in connection with such proposal within two months following the shareholders’ meeting.
     Dividends may only be distributed, however, after allowance has been made for:
•	recovery of losses, if any and the statutory common reserve fund is not enough to recover such losses;

•	allocations to the statutory common reserve fund; and

•	allocations to a discretionary common reserve fund if approved by the shareholders.
     The minimum and maximum aggregate allocations to the statutory funds are 15% and 20%, respectively, of our net income determined in accordance with PRC accounting rules.
     We shall allocate ten percent of our after-tax income to the statutory common reserve fund. If the statutory common reserve fund of our company amounts to more than 50% of our registered capital, we may cease any further allocation.
     If the shareholders’ meeting of our company distributes profits to our shareholders before recovering the losses and making allocations to the statutory common reserve fund, the shareholders must return such profits they have received to our company. The shares held by our company in itself do not participate any dividends distribution.
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
     Voting Rights and Shareholders’ Meetings
     Our board of directors will convene a shareholders’ annual general meeting once every year and within six months’ from the end of the preceding financial year. Our board will convene an extraordinary general meeting within two months of the occurrence of any one of the following events:
•	where the number of directors is less than the number stipulated in the PRC Company law or two-thirds of the number specified in our articles of association;

•	where our unrecovered losses reach one-third of the total amount of our share capital;

•	where shareholders individually or in the aggregate holding 10% or more of our issued and outstanding voting shares request in writing the convening of an extraordinary general meeting;

•	where our board deems necessary or our supervisory board so request; or

•	any other events provided by applicable laws, administrative regulations, rules or the articles of association of our company.
     Meetings of a special class of shareholders must be called in certain enumerated situations when the rights of the holders of such class of shares may be modified or adversely affected, as discussed below. Shareholders holding 3% or more of the total number of voting shares may present special proposals ten day prior to the shareholders meetings and shall deliver such proposal in writing to the persons convening the shareholders’ meetings. The matters proposed in the special proposals shall fall within the scope of the functions and powers of shareholders meetings, and such proposals shall have specific subjects as well as specific matters to be resolved, and shall be in compliance with the requirements of applicable laws, administrative regulations and the articles of association of our company. The persons convening the shareholders’ meetings shall send additional notices of shareholders’ meetings within two days after receiving such proposals and announce the matters proposed therein.
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
     Shareholders at meetings have the rights, among other things, to approve or reject our profit distribution plans, the annual budget, the financial statements, an increase or decrease in share capital, the issuance of debentures, the merger or liquidation of PetroChina, any amendment to our articles of association, external guarantees, purchase or sale of significant assets of PetroChina, change of the purposes of the funds raised and our stock incentive plans. In addition, the rights of a class of shareholders may not be modified or abrogated, unless approved by a special resolution of all shareholders at a general shareholders’ meeting and by a special resolution of shareholders of that class of shares at a separate meeting.
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
     Each H share is entitled to one vote on all matters submitted to a vote of our shareholders at all shareholders’ meetings, except for meetings of a special class of shareholders where only holders of shares of the affected class are entitled to vote on the basis of one vote per share of the affected class. The shares held by our company in itself are not entitled to any vote, and such shares will not be included in the total number of voting shares in any shareholders’ meeting. When any shareholder is required to abstain from voting on any particular resolution or restricted to voting only for or against any particular resolution under the Listing Rules, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.
     Shareholders are entitled to attend and vote at meetings either in person or by proxy. Proxies must be in writing and deposited at our legal address, or such other place as is specified in the meeting notice, not less than 24 hours before the time for holding the meeting at which the proxy proposes to vote or the time appointed for the passing of the relevant resolutions. When the instrument appointing a proxy is executed by the shareholder’s attorney-in -fact, such proxy when deposited must be accompanied by a notarially certified copy of the relevant power of attorney or other authority under which the proxy was executed.
     Except for those actions discussed below which require supermajority votes, resolutions of the shareholders are passed by a simple majority of the voting shares held by shareholders who are present in person or by proxy. Special resolutions must be passed by more than two-thirds of the voting rights represented held by shareholders who are present in person or by proxy.
     The following decisions must be adopted by special resolution:
•	an increase or reduction of our share capital or the issue of shares of any class, warrants and other similar securities;

•	the issue of our debentures;

•	our division, merger, dissolution and liquidation;

•	amendments to our articles of association;

•	any purchase or sale of significant assets or any guarantee provided by our company within one year exceeding 30% of our most recent audited aggregate assets;

•	stock incentive plans; and

•	any other matters required by applicable laws, administrative regulations or our articles of association, or considered by the shareholders in a general meeting and which they have resolved by way of an ordinary resolution to be of a nature which may have a material impact on us and should be adopted by special resolution.
     All other actions taken by the shareholders, including the appointment and removal of our directors and independent auditors and the declaration of normal dividend payments or stock distributions, will be decided by an ordinary resolution of the shareholders.
     In addition, certain amendments to the articles of association require the approval and consent of the relevant PRC authorities.
     If any resolutions of our shareholders’ meetings or our board meetings violate any applicable laws or administrative regulations, the shareholders shall have the right to request competent courts to decide that such resolutions are invalid. If the procedures to convene any shareholders’ meetings or any board meetings or any voting methods violate any applicable laws, administrative regulations or our articles of association, or any resolutions violate our articles of association, the shareholders shall, within 60 days from the adoption of such resolutions, have the right to request competent courts to cancel such resolutions.
     Board of Directors
     Directors will be elected by shareholders at a general meeting. Because the shares do not have cumulative voting rights, a holder of a majority of our shares is able to elect all of the directors. Directors are elected for a term of not more than three years.
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
     (f) formulate proposals for the increase or reduction of our registered capital and the issuance of our debentures or other securities and listings;
     (g) draw up plans for our acquisition of our shares or our merger, division or dissolution, or change of our corporation form;
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
     (l) manage the information disclosures of our company; and

     (m) exercise any other powers conferred by the shareholders in general meetings.
     Except for items (f), (g) and (k), which require the affirmative vote of more than two-thirds of all of our directors, resolutions on any other items may be approved by the affirmative vote of a simple majority of our directors.
     A director shall abstain from voting on any resolutions of the board of directors if he/she or any of his/her associates or the relevant significant shareholder is interested therein, and he/she shall not be counted in the quorum of the directors for such meetings. The board of directors shall transact its businesses by convening a board meeting instead of by circulation of papers. If an independent non-executive director or any of its associates does not have any significant interest in the matters to be resolved in a board meeting, he/she shall attend the board meeting. For purpose of this paragraph, the relevant significant shareholder and the associate herein have the same meaning ascribed to it in the Hong Kong Stock Exchange Listing Rules. If any listing rules of other stock exchanges on which our stocks listed have stricter stipulations on the abstention of voting by directors, then such stipulations shall be followed.
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
     Supervisory Board
     The Supervisory board is composed of seven members appointed to monitor our financial matters:
•	to review the periodic reports prepared by the board of directors and issue written opinions in connection with such review;

•	to verify financial reports and other financial information which have been prepared by the board and which are proposed to be presented at shareholders’ meetings;

•	to oversee our directors, president, vice presidents and other senior officers in order to prevent such persons from abusing their authority or infringing upon our interest; and

•	to contact with the directors on behalf of our company, or bring lawsuits against the directors, president, senior vice president, vice president, chief financial officer or any other executive officers pursuant to Article 152 of the PRC Company Law.
     The rights of the supervisory board are generally limited to investigating and reporting to shareholders and management on our affairs and to calling shareholders’ extraordinary general meetings.
     One member of the supervisory board will be an employee representative appointed by our employees. The remaining members will be appointed by the shareholders in a general meeting. One member of the supervisory board shall be the chairman. A member of the supervisory board may not be a director, the president, a vice president or the chief financial officer. The term of office of each member of the supervisory board is three years, including the term of office of the chairman of the supervisory board, both of which terms are renewable upon re-election and re-appointment. Reasonable expenses incurred by the supervisory board in carrying out its duties will be paid by us.
     The supervisory board is accountable, and will report, to the shareholders in the shareholders’ meetings.
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
Amended Articles of Association Pending for Approval
     Our company issued A Shares in 2007. Therefore, in order to comply with the PRC regulatory requirements, our company proposed amendment to the articles of association in March 2008, which is subject to the approval of our shareholders at the annual shareholders’ meeting and applicable regulatory approval and filing before they become effective. Accordingly, before obtaining the approval of our shareholders and competent regulatory authorities, we are still governed by our current articles of association in effect. We expect the approval for our amended articles of association to be granted in due course.
     The proposed amendment to our articles of association includes, among other things, the composition of the board of directors, term of office of the directors and re-election of directors, authority of providing external guarantees and investments, and the exercise and protection of shareholders’ rights.

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
     In October 2007, our company issued 4 billion A Shares. Accordingly, the share capital structure of our company changed to the following: the total share capital of our company amounted to 183,020,977,818 shares, of which 157,922,077,818 shares were held by CNPC, representing approximately 86.29% of the total share capital of our company, 4,000,000,000 shares were held by holders of A Shares, representing approximately 2.18% of the total share capital of our company, and 21,098,900,000 shares were held by holders of H Shares, representing approximately 11.53% of the total share capital of our company.
Material Contracts
     The following contracts, not being contracts in the ordinary course of business, have been entered into by our company and/or its subsidiaries within the two years preceding the date of this annual report and are or may be material.
•	Share Purchase Agreement in respect of the shares of PetroKazakhstan, dated August 23, 2006, between Pervinage Holding B.V. (a wholly owned subsidiary of CNPC E&D) and 819 Luxembourg S. a r. l. (an indirect wholly owned subsidiary of CNPC);
•	“Capital Injection Agreement Concerning CNPC Exploration and Development Company Limited”, dated December 27, 2007, among CNODC, CNPC E&D and PetroChina (English Translation); and

•	“Risk Operation Service Business Assets Transfer Agreement”, dated August 23, 2007, between CNPC and PetroChina.
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
     You are a “U.S. holder” if you are:
•	a citizen or resident of the United States for United States federal income tax purposes;

•	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income tax without regard to its source; or

•	a trust:
•	subject to the primary supervision of a United States court and the control of one or more United States persons; or

•	that has elected to be treated as a United States person under applicable United States Treasury regulations.
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
     Distributions on the H Shares or ADSs
     The gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H Shares or ADSs out of our current or accumulated earnings and income (as determined for United States federal income tax purposes) will be includible in your gross income as dividend income when the distribution is actually or constructively received by you, in the case of the H Shares, or by the depositary in the case of ADSs. Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes. A qualified foreign corporation includes:
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
     The foregoing rules with respect to excess distributions and dispositions may be avoided or reduced if you are eligible for and timely make a valid “mark-to -market” election. If your H Shares or ADSs were treated as shares regularly traded on a “qualified exchange” for United States federal income tax purposes and a valid mark-to -market election was made, in calculating your taxable income for each taxable year you generally would be required to take into account as ordinary income or loss the difference, if any, between the fair market value and the adjusted tax basis of your H Shares or ADSs at the end of your taxable year. However, the amount of loss you would be allowed is limited to the extent of the net amount of previously included income as a result of the mark-to -market election. The New York Stock Exchange on which the ADSs are traded is a qualified exchange for United States federal income tax purposes.
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
Significant Differences in Corporate Governance Practices
     We have filed a summary of the significant differences in our corporate governance practices for purposes of Section 303A.11 of the New York Stock Exchange Listed Company Manual with the Commission as an exhibit to this annual report on Form 20-F and have disclosed the same on our website, www.petrochina.com.cn , which may be accessed as follows:
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
Interest Rate Risk
     Our interest risk exposure arises from changing interest rates. The tables below provide information about our financial instruments including various debt obligations that are sensitive to changes in interest rates. The tables present principal cash flows and related weighted-average interest rates at expected maturity dates. Weighted-average variable rates are based on effective rates as of December 31, 2005, 2006 and 2007. The information is presented in Renminbi equivalents, our reporting currency.
Foreign Exchange Rate Risk
     We conduct our business primarily in Renminbi. However, a portion of our RMB revenues are converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported equipment, crude oil and other materials. Foreign currency payments for imported equipment represented 29.1%, 33.6% and 13.6% of our total payments for equipment in 2005, 2006 and 2007 respectively. Foreign currency payments for imported crude oil and other materials represented 3.4%, 5.5% and 1.9% of our total payments for materials in 2005, 2006 and 2007 respectively.
     The Renminbi is not a freely convertible currency. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. The tables below provide information about our financial instruments including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The tables below summarize such information by presenting principal cash flows and related weighted-average interest rates at expected maturity dates in RMB equivalents, using the exchange rates in effect as of December 31, 2005, 2006 and 2007, respectively.
December 31, 2007

								Percentage
								to total
	Expected maturity date							long-term	Fair
	2008	2009	2010	2011	2012	Thereafter	Total	debt (%)	value
	(RMB equivalent in millions, except percentages)
Long term debt
Loan in RMB
Fixed rate	272	—	2	—	1	—	275	0.53%	254
Average interest rate	3.83%	—	0	—	0	—	—	—	—
Variable rate (1)	7,280	5,220	11,182	10	20	8,700	32,412	62.45%	32,412
Average interest rate	5.49%	5.07%	5.46%	6.89%	6.89%	5.84%	—	—	—
Loan in Euro
Fixed rate	16	16	16	16	16	167	247	0.48%	163
Average interest rate	2.12%	2.12%	2.12%	2.12%	2.12%	2.10%	—	—	—

								Percentage
								to total
	Expected maturity date							long-term	Fair
	2008	2009	2010	2011	2012	Thereafter	Total	debt (%)	value
	(RMB equivalent in millions, except percentages)
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loan in United States Dollar
Fixed rate	137	79	45	39	39	468	807	1.56%	539
Average interest rate	5.25%	3.62%	1.44%	1.43%	1.43%	1.38%	—	—	—
Variable rate	4,234	249	2,629	77	3,431	2,867	13,487	25.99%	13,487
Average interest rate	4.92%	5.33%	5.07%	5.50%	7.40%	5.12%	—	—	—
Loan in Japanese Yen
Fixed rate	20	9	8	—	—	—	37	0.07%	36
Average interest rate	3.40%	2.42%	2.42%	—		—	—	—	—
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debenture in United States Dollar
Fixed rate	241	181	184	183	—	334	1,123	2.17%	1,123
Average interest rate	10.83%	9.50%	9.50%	9.50%	—	3.30%	—	—	—
Debenture in RMB
Fixed rate	—	—	—	2,000	—	1,500	3,500	6.75%	2,981
Average interest rate	—	—	—	3.76%	—	4.11%	—	—	—

Total	12,200	5,754	14,066	2,325	3,507	14,036	51,888	100.00%	50,995

December 31, 2006

								Percentage
								to total
	Expected maturity date							long-term	Fair
	2007	2008	2009	2010	2011	Thereafter	Total	debt (%)	value
	(RMB equivalent in millions, except percentages)
Long term debt
Loan in RMB
Fixed rate	62	272			1		335	0.60%	320
Average interest rate	4.45%	3.83%	—	—	—	—	—	—	—
Variable rate (1)	13,740	7,280	5,220	1,142		7,590	34,972	62.17%	34,972
Average interest rate	5.21%	5.35%	4.64%	5.01%	—	5.07%	—	—	—
Loan in Euro
Fixed rate	17	16	16	16	16	176	257	0.46%	214
Average interest rate	2.12%	2.12%	2.12%	2.12%	2.12%	2.11%	—	—	—
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loan in United States Dollar
Fixed rate	568	146	73	41	41	562	1,431	2.55%	1,200
Average interest rate	7.69%	5.12%	3.96%	1.43%	1.43%	1.39%	—	—	—
Variable rate	4,541	4,042	706	297	82	3,217	12,885	22.91%	12,885
Average interest rate	5.68%	6.81%	5.95%	5.79%	4.72%	5.77%	—	—	—
Loan in British Pound
Fixed rate	49	—	—	—	—	—	49	0.09%	47
Average interest rate	2.85%	—	—	—	—	—	—	—	—
Loan in Japanese Yen
Fixed rate	37	21	9	8			75	0.13%	78
Average interest rate	4.25%	3.40%	2.42%	2.42%	—	—	—	—	—
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debenture in United States Dollar
Fixed Rate	205	20	—	—	781	343	1,349	2.40%	1,403
Average interest rate	13.48%	15.00%	—	—	9.50%	3.00%	—	—	—
Debenture in RMB
Fixed rate	1,388	—	—	—	2,000	1,500	4,888	8.69%	4,449
Average interest rate	4.49%	—	—	—	3.76%	4.11%	—	—	—

								Percentage
								to total
	Expected maturity date							long-term	Fair
	2007	2008	2009	2010	2011	Thereafter	Total	debt (%)	value
	(RMB equivalent in millions, except percentages)

Total	20,607	11,797	6,024	1,504	2,921	13,388	56,241	100.00%	55,568

December 31, 2005

								Percentage
								to total
	Expected maturity date							long-term	Fair
	2006	2007	2008	2009	2010	Thereafter	Total	debt (%)	value
	(RMB equivalent in millions, except percentages)
Long term debt
Loan in RMB
Fixed rate	—	66	274	—	—	1	341	0.57%	323
Average interest rate	1.53%	4.18%	3.80%	—	—	—
Variable rate (1)	9,128	13,740	6,390	100	911	6,000	36,269	60.54%	36,269
Average interest rate	5.18%	5.08%	5.12%	5.51%	4.77%	4.90%
Loan in Euro
Fixed rate	16	16	16	16	15	177	256	0.43%	221
Average interest rate	2.11%	2.11%	2.11%	2.11%	2.11%	2.11%
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Loan in United States Dollar
Fixed rate	409	621	142	74	43	624	1,913	3.19%	1,633
Average interest rate	6.26%	7.56%	5.02%	3.92%	1.43%	1.39%
Variable rate	5,508	2,497	4,371	2,293	79	1,649	16,397	27.38%	16,397
Average interest rate	5.60%	5.42%	5.99%	5.37%	2.69%	4.69%
Loan in British Pound
Fixed rate	116	44	—	—	—	—	160	0.27%	156
Average interest rate	2.85%	2.85%	—	—	—	—
Loan in Japanese Yen
Fixed rate	148	39	21	9	9	—	226	0.38%	242
Average interest rate	4.74%	4.84%	4.48%	5.02%	5.02%	—
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debenture in United States Dollar
Fixed rate	—	—	179	—	—	1,304	1,483	2.48%	1,509
Average interest rate	—	—	15%	—	—	8.25%
Debenture in RMB
Fixed rate	—	1,350	—	—	—	1,500	2,850	4.76%	2,664
Average interest rate	—	—	—	—	—	4.11%

Total	15,325	18,373	11,393	2,492	1,057	11,255	59,895	100%	59,414

(1)	Due to the declining interest rates in recent years in China, the PRC government has implemented a program to adjust interest rates on certain fixed RMB loans periodically to reflect the market rates in effect published by the People’s Bank of China, or the PBOC, from time to time. As a result, these previously fixed RMB loans are categorized as variable rate loans as of December 31, 2005, 2006 and 2007. The newly adjusted rates usually become effective one year after the announcement by the PBOC. The average interest rates on these loans are calculated based on the then effective rates as of December 31, 2005, 2006 and 2007, respectively.
Commodity Price Risk
     We are engaged in a broad range of petroleum related activities. The hydrocarbon commodity markets are influenced by global as well as regional supply and demand conditions. We publish the prices of crude oil supplied to the domestic and foreign market on a monthly basis with reference to international prices of crude oil. A decline in prices of crude oil and refined products could adversely affect our financial performance. We historically have not used commodity derivative instruments to hedge the potential price fluctuations of crude oil and other refined products. Therefore, during 2008 and years thereafter, we will be exposed to the general price fluctuations of broadly traded oil and gas commodities.
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
Management’s Report on Internal Control over Financial Reporting
     Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our company’s management, including our principal executive officer and principal financial officer, our company evaluated the effectiveness of the its internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our company’s management has concluded that its internal control over financial reporting was effective as of December 31, 2007.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
     The effectiveness of the company’s internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), the company’s independent registered public accountants, as stated in its report included on page F-3.
Changes in Internal Control over Financial Reporting
     During the year ended December 31, 2007, there were no changes in the company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.
ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT
     Our audit committee is composed of three non-executive independent directors, Messrs. Franco Bernabè, Chee-Chen Tung and Cui Junhui, and one non-executive director, Wang Guoliang. See “Item 6 — Directors, Senior Management and Employees — Board Practices — Audit Committee”. Cui Junhui, our non-executive independent director, is currently in the process of being confirmed as a “financial expert,” as defined in Item 16A of Form 20-F. In June 2006, with the consent of the audit committee, we retained COSO Chairman, Dr. Larry E Rittenberg, as the financial advisor to our audit committee to give assistance with relevant work. In April 2008, Dr. Larry E Rittenberg, resigned from the position of the financial advisor to our audit committee due to health reasons.
ITEM 16B — CODE OF ETHICS
     We have adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, other executives and senior officers and a separate Code of Ethics that applies to all of our employees. We have included these two Codes of Ethics as Exhibit 16.1 and 16.2 to this annual report.
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

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES
     PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) has served as PetroChina’s independent registered public accountants for each of the fiscal years in the three-year period ended December 31, 2007, for which audited financial statements appear in this annual report on Form 20-F. The auditors are elected annually at the annual general meeting of PetroChina.
     The offices of PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) are located at Prince’s Building, 22nd Floor, Central, Hong Kong.
     The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) to PetroChina for each of the years ended December 31, 2006 and 2007.

	December 31,
	2006		2007
	RMB		RMB
	(in millions)
Audit fees	140		119
Audit-related fees	—		—
Tax fees	—	*	—	*
All other fees	25		—

Total	165		119

     Audit fees consist of fees billed for the annual audit services and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit, statutory audits, and assistance with and review of documents filed with SEC.
     Tax fees include fees billed for tax compliance services and the aggregate fees are less than RMB 1 million for each of years ended December 31, 2006 and 2007.
     Included in other fees mainly include fees approved in 2006 in relation to the services in connection with our company’s preparedness project on internal control procedures over financial reporting under Section 404 of the Sarbanes-Oxley Act
     Audit Committee Pre-approved Policies and Procedures
     Currently, all non-audit services to be provided by our independent registered public accountants, PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), must be approved by our audit committee.
     During 2007, services relating to all audit-related fees provided to us by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) were approved by our audit committee in accordance with the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
ITEM 16D — EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable.
PART III
ITEM 17 — FINANCIAL STATEMENTS
     We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
ITEM 18 — FINANCIAL STATEMENTS
     See page F-1 to F-64 following Item 19.

ITEM 19 — EXHIBITS
(a)	See Item 18 for a list of the financial statements as part of this annual report.

(b)	Exhibits to this annual report.

Exhibit
Number	Description of Exhibits
1.1	Articles of Association (as amended) (English translation)

1.2	Articles of Association (as amended and pending for approval of SASAC) (English translation)

4.1	Form of 2008 Management Performance Contract (English Translation)

4.2	Risk Operation Service Business Assets Transfer Agreement, dated August 23, 2007, between CNPC and PetroChina (English Translation)

4.3	Capital Injection Agreement Concerning CNPC Exploration and Development Company Limited, dated December 27, 2007, among CNODC, CNPC E&D and PetroChina (English Translation)

4.4	Crude Oil Mutual Supply Framework Agreement, dated January 8, 2008, between China Petroleum and Chemical Corporation and PetroChina (English translation)

4.5	Second Supplemental Agreement to Comprehensive products and Services Agreement, dated September 1, 2005, between CNPC and PetroChina (English translation) (2)

Exhibit
Number	Description of Exhibits
4.6	Supplementary Agreement to Comprehensive Products and Services Agreement, dated June 9, 2005, between CNPC and PetroChina (English Translation) (3)

4.7	Form of Non-competition Agreement between CNPC and PetroChina (together with English translation) (4)

4.8	Form of Comprehensive Products and Services Agreement between CNPC and PetroChina (together with English translation) (4)

4.9	Form of Land Use Rights Leasing Contract between CNPC and PetroChina (together with English translation) (4)

4.10	Form of Buildings Leasing Contract between CNPC and PetroChina (together with English translation) (4)

4.11	Form of Trademark Licensing Contract between CNPC and PetroChina (together with English translation) (4)

4.12	Form of Patent and Know-how Licensing Contract between CNPC and PetroChina (together with English translation) (4)

4.13	Form of Computer Software Licensing Contract between CNPC and PetroChina (together with English translation) (4)

4.14	Form of Contract for Transfer of Rights under Production Sharing Contracts between CNPC and PetroChina (together with English translation) (4)

4.15	Form of Guarantee of Debts Contract between CNPC and PetroChina (together with English translation) (4)

4.16	Form of Contract for the Supervision of Certain Sales Enterprises between CNPC and PetroChina (together with English translation) (4)

4.17	Form of Agreement for Transfer of Rights and Interests under the Crude Oil Premium and Discount Calculation Agreement between China Petrochemical Corporation, CNPC and PetroChina (together with English translation) (4)

4.18	Form of Agreement for the Transfer of Rights and Interests under the Retainer Contracts relating to Oil Exploration and Exploitation in Lengjiapu Area, Liaohe Oil Region and No. 9.1-9.5 Areas, Karamay Oil Field (together with English translation) (4)

4.19	Share Purchase Agreement in respect of the shares of PetroKazakhstan, dated August 23, 2006, between Pervinage Holding B.V. (a wholly owned subsidiary of CNPC E&D) and 819 Luxembourg S. a r. l. (an indirect wholly owned subsidiary of CNPC) (1)

8.1	List of major subsidiaries

10.1	Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Exchange Listed Company Manual (3)

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16.1	Code of Ethics for Senior Management (3)

16.2	Code of Ethics for Employees (3)

(1)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 1-15006) filed with the Commission.

(2)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-15006) filed with the Commission.

(3)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-15006) filed with the Commission.

(4)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11566) filed with the Commission, as declared effective on March 29, 2000.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROCHINA COMPANY LIMITED
/s/ Li Huaiqi
Name:	Li Huaiqi
Title:	Secretary to Board of Directors

Date: May 23, 2008

Management’s Report on Internal Control over Financial Reporting
     Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our company’s management, including our principal executive officer and principal financial officer, our company evaluated the effectiveness of the its internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our company’s management has concluded that its internal control over financial reporting was effective as of December 31, 2007.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
     The effectiveness of our company’s internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), our company’s independent registered public accountants, as stated in its report included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of PetroChina Company Limited:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in equity and of cash flows (“consolidated financial statements”) present fairly, in all material respects, the financial position of PetroChina Company Limited (“the Company”) and its subsidiaries (collectively referred to as the “Group”) at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits which were integrated audits in 2007 and 2006. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, May 22, 2008

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2005, 2006 and 2007
(Amounts in millions)

		Year Ended December 31,
	Notes	2005	2006	2007
		RMB	RMB	RMB
REVENUES
Sales and other operating revenues		552,229	688,978	835,037

OPERATING EXPENSES
Purchases, services and other		(200,321)	(271,123)	(370,740)
Employee compensation costs	6	(29,675)	(39,161)	(50,616)
Exploration expenses, including exploratory dry holes		(15,566)	(18,822)	(20,648)
Depreciation, depletion and amortization		(51,305)	(61,388)	(66,625)
Selling, general and administrative expenses		(36,538)	(43,235)	(51,576)
Taxes other than income taxes	7	(23,616)	(56,666)	(73,712)
Other expense, net		(3,037)	(607)	(1,265)

TOTAL OPERATING EXPENSES		(360,058)	(491,002)	(635,182)

INCOME FROM OPERATIONS		192,171	197,976	199,855

FINANCE COSTS
Exchange gain		942	1,830	1,693
Exchange loss		(854)	(1,756)	(2,559)
Interest income		1,924	2,066	1,990
Interest expense	8	(2,762)	(3,220)	(3,595)

TOTAL NET FINANCE COSTS		(750)	(1,080)	(2,471)

INCOME FROM EQUITY AFFILIATES AND JOINTLY CONTROLLED ENTITIES	18	2,401	2,277	6,997

INCOME BEFORE INCOME TAXES		193,822	199,173	204,381
INCOME TAXES	9	(54,180)	(49,776)	(49,152)

INCOME FOR THE YEAR		139,642	149,397	155,229

ATTRIBUTABLE TO:
EQUITY HOLDERS OF THE COMPANY		133,362	142,224	145,625
MINORITY INTEREST		6,280	7,173	9,604

		139,642	149,397	155,229

BASIC AND DILUTED NET INCOME PER SHARE FOR INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY DURING THE YEAR (RMB yuan)	10	0.75	0.79	0.81

NUMBER OF SHARES	10	179,021	179,021	183,021

DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	11	53,667	68,589	64,517

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS
As of December 31, 2006 and 2007
(Amounts in millions)

		At December 31,
	Notes	2006	2007
		RMB	RMB
ASSETS

Current assets
Cash and cash equivalents	12	48,559	65,494
Time deposits with maturities over three months but within one year		3,012	18,042
Notes receivable	13	2,844	4,735
Accounts receivable, less allowance for doubtful accounts receivable	14	8,488	18,419
Inventories	15	76,038	88,467
Prepaid expenses and other current assets	16	23,281	36,018

TOTAL CURRENT ASSETS		162,222	231,175
Property, plant and equipment, less accumulated depreciation, depletion and amortization	17	645,337	762,882
Investments in equity affiliates and jointly controlled entities	18	32,956	26,535
Available-for-sale financial assets	19	2,054	2,581
Advance operating lease payments	20	20,468	23,417
Intangible and other assets	21	6,627	8,488
Time deposits with maturities over one year		2,499	5,053

TOTAL ASSETS		872,163	1,060,131

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term debts	23	35,763	30,934
Accounts payable and accrued liabilities	22	120,182	144,353
Income tax payable	9	17,744	11,709
Other taxes payable		6,190	11,099

TOTAL CURRENT LIABILITIES		179,879	198,095
Long-term debts	23	35,634	39,688
Other long-term obligations		995	1,035
Asset retirement obligations	24	18,481	24,761
Deferred taxes	25	19,583	20,205

TOTAL LIABILITIES		254,572	283,784

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
State-owned shares	26	157,922	—
A shares	26	—	161,922
H shares	26	21,099	21,099

Share capital, issued and outstanding, RMB1.00 Par value	26	179,021	183,021
Retained earnings		264,092	332,432
Capital reserve	27	(8,881)	53,362
Revaluation reserve	27	79,946	79,946
Statutory common reserve fund	27	89,928	102,696
Currency translation differences	27	(570)	(1,341)
Other reserves	27	(16,859)	(16,711)
MINORITY INTEREST		30,914	42,942

TOTAL EQUITY		617,591	776,347

TOTAL LIABILITIES AND EQUITY		872,163	1,060,131

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005, 2006 and 2007
(Amounts in millions)

		Year Ended December 31,
	Notes	2005	2006	2007
		RMB	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the year		139,642	149,397	155,229
Adjustments for:
Income taxes	9	54,180	49,776	49,152
Depreciation, depletion and amortization		51,305	61,388	66,625
Capitalized exploratory costs charged to expense		6,547	9,494	9,161
Income from equity affiliates and jointly controlled entities	18	(2,401)	(2,277)	(6,997)
Allowance for doubtful receivables, net	14, 16	(455)	(316)	(2,353)
Write down in inventories, net	15	(139)	140	55
Impairment of available-for-sale financial assets, net	19	(23)	32	—
Impairment of investments in equity affiliates and jointly controlled entities		—	—	5
Loss on disposal of property, plant and equipment		2,026	1,753	1,808
Loss/(Income) on disposal of intangible and other assets		106	192	(2)
Loss/(Income) on disposal of equity affiliates and jointly controlled entities		2	(10)	(320)
Loss/(Income) on disposal of available-for-sale financial assets	19	27	(3)	(142)
Dividend income		(109)	(208)	(111)
Interest income		(1,924)	(2,066)	(1,990)
Interest expense	8	2,762	3,220	3,595
Advance payments on long-term operating leases		(5,170)	(5,694)	(4,803)
Changes in working capital:
- accounts receivable and prepaid expenses and other current assets		165	(3,115)	(16,498)
- inventories		(15,896)	(13,445)	(12,042)
- accounts payable and accrued liabilities		22,089	5,346	19,935

CASH GENERATED FROM OPERATIONS		252,734	253,604	260,307
Interest received		1,917	1,993	1,962
Interest paid		(3,628)	(3,700)	(4,154)
Income taxes paid		(47,138)	(53,795)	(54,367)

NET CASH PROVIDED BY OPERATING ACTIVITIES		203,885	198,102	203,748

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS(Continued)
For the Years Ended December 31, 2005, 2006 and 2007
(Amounts in millions)

		Year Ended December 31,
	Notes	2005	2006	2007
		RMB	RMB	RMB
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures		(119,227)	(130,409)	(172,511)
Acquisition of equity affiliates and jointly controlled entities		(2,334)	(1,173)	(1,903)
Acquisition of available-for-sale financial assets		(782)	(62)	(324)
(Acquisition) /Consolidation of PetroKazakhstan Inc.		—	(21,376)	1,542
Net proceeds of investments in collateralized loans with maturities not greater than three months		26,896	235	—
Acquisition of investments in collateralized loans with maturities over three months		(443)	—	—
Acquisition of intangible assets		(1,600)	(1,358)	(2,521)
Acquisition of other non-current assets		(1,133)	(1,706)	(857)
Return of capital to minority interest due to liquidation of subsidiaries		(935)	—	—
Purchase from minority interest in listed subsidiaries	35	(2,019)	(4,095)	(149)
Other purchase from minority interest		(376)	(640)	(29)
Proceeds from investments in collateralized loans with maturities over three months		6,529	—	—
Repayment of capital by equity affiliates and jointly controlled entities		115	99	6,618
Proceeds from disposal of property, plant and equipment		898	346	1,014
Proceeds from disposal of equity affiliates and jointly controlled entities		1,102	69	1,033
Proceeds from disposal of available-for-sale financial assets		976	4	276
Proceeds from disposal of intangible and other non-current assets		22	2	—
Dividends received		678	2,099	1,463
Decrease/(Increase) in time deposits with maturities over three months		57	(486)	(17,857)

NET CASH USED FOR INVESTING ACTIVITIES		(91,576)	(158,451)	(184,205)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term debts		(34,529)	(28,349)	(33,027)
Repayments of long-term debts		(19,175)	(17,587)	(24,071)
Principal payment on capital lease obligations		(21)	—	—
Dividends paid to minority interest		(1,486)	(3,033)	(6,150)
Dividends paid to equity holders of the Company	11	(53,667)	(68,589)	(64,517)
Issuance of A shares	26,27	—	—	66,243
Increase in short-term debts		32,019	30,183	36,842
Increase in long-term debts		15,514	14,195	20,650
Capital contribution from minority interest		454	1,492	1,349
Change in other long-term obligations		(1,435)	(51)	33
Issuance of H shares	26,27	19,692	—	—

NET CASH USED FOR FINANCING ACTIVITIES		(42,634)	(71,739)	(2,648)

TRANSLATION OF FOREIGN CURRENCY		(458)	(258)	40

Increase/(Decrease) in cash and cash equivalents		69,217	(32,346)	16,935
Cash and cash equivalents at beginning of the year	12	11,688	80,905	48,559

Cash and cash equivalents at end of the year	12	80,905	48,559	65,494

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2005, 2006 and 2007
(Amounts in millions)

					Minority	Total
	Attributable to equity holders of the Company				interest	Equity
	Share	Retained
	Capital	Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2005	175,824	143,115	108,834	427,773	15,199	442,972
Currency translation differences	—	—	(268)	(268)	(465)	(733)

Net loss recognized directly in equity	—	—	(268)	(268)	(465)	(733)
Net income for the year ended December 31, 2005	—	133,362	—	133,362	6,280	139,642

Total recognized income/(loss) for 2005	—	133,362	(268)	133,094	5,815	138,909

Issuance of H shares (Note 26 and 27)	3,197	—	16,495	19,692	—	19,692
Transfer to reserves (Note 27)	—	(18,998)	18,998	—	—	—
Final dividends for 2004 (Note 11)	—	(25,936)	—	(25,936)	—	(25,936)
Interim dividends for 2005 (Note 11)	—	(27,731)	—	(27,731)	—	(27,731)
Payment to CNPC for the acquisition of the refinery and petrochemical business (Note 2)	—	—	(9)	(9)	—	(9)
Dividends to minority interest	—	—	—	—	(1,568)	(1,568)
Return of capital to minority interest due to liquidations of subsidiaries	—	—	—	—	(935)	(935)
Purchase from minority interest of listed subsidiaries (Note 35)	—	—	(1,438)	(1,438)	(581)	(2,019)
Other movement in minority interest	—	—	—	—	242	242
Capital contribution to CNPC Exploration and Development Company Limited (Note 2)	—	—	(10,056)	(10,056)	10,106	50

Balance at December 31, 2005	179,021	203,812	132,556	515,389	28,278	543,667

Currency translation differences	—	—	(191)	(191)	(204)	(395)

Net loss recognized directly in equity	—	—	(191)	(191)	(204)	(395)
Net income for the year ended December 31, 2006	—	142,224	—	142,224	7,173	149,397

Total recognized income/(loss) for 2006	—	142,224	(191)	142,033	6,969	149,002

Transfer to reserves (Note 27)	—	(13,355)	13,355	—	—	—
Final dividend for 2005 (Note 11)	—	(32,282)	—	(32,282)	—	(32,282)
Interim dividend for 2006 (Note 11)	—	(36,307)	—	(36,307)	—	(36,307)
Dividends to minority interest	—	—	—	—	(3,000)	(3,000)
Purchase from minority interest of subsidiaries (Note 35)	—	—	(2,156)	(2,156)	(2,579)	(4,735)
Capital contribution from minority interest	—	—	—	—	1,492	1,492
Other	—	—	—	—	(246)	(246)

Balance at December 31, 2006	179,021	264,092	143,564	586,677	30,914	617,591

Currency translation differences	—	—	(771)	(771)	(798)	(1,569)

Net loss recognized directly in equity	—	—	(771)	(771)	(798)	(1,569)
Net income for the year ended December 31, 2007	—	145,625	—	145,625	9,604	155,229

Total recognized income/(loss) for 2007	—	145,625	(771)	144,854	8,806	153,660

Transfer to reserves (Note 27)	—	(12,768)	12,768	—	—	—
Final dividends for 2006 (Note 11)	—	(27,694)	—	(27,694)	—	(27,694)
Interim dividends for 2007 (Note 11)	—	(36,823)	—	(36,823)	—	(36,823)
Dividends to minority interest	—	—	—	—	(6,144)	(6,144)
Purchase of minority interest in subsidiaries (Note 35)	—	—	(113)	(113)	(65)	(178)
Issuance of A shares (Note 26 and 27)	4,000	—	62,243	66,243	—	66,243
Consolidation of PetroKazakhstan Inc.	—	—	—	—	8,101	8,101
Capital contribution from minority interest	—	—	—	—	1,349	1,349
Fair value gain from available-for- sale financial assets	—	—	261	261	—	261
Other	—	—	—	—	(19)	(19)

Balance at December 31, 2007	183,021	332,432	217,952	733,405	42,942	776,347

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
1 ORGANIZATION AND PRINCIPAL ACTIVITIES
     PetroChina Company Limited (the “Company”) was established in the People’s Republic of China ( “PRC” or “China”) on November 5, 1999 as a joint stock company with limited liability as a result of a group restructuring (the “Restructuring”) of China National Petroleum Corporation (“CNPC”) in preparation for the listing of the Company’s shares in Hong Kong and in the United States of America in 2000 (Note 26). The Company and its subsidiaries are collectively referred to as the “Group”.
     The Group is principally engaged in (i) the exploration, development and production and sale of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, (iii) the production and sale of chemicals, and (iv) the transmission, marketing and sale of natural gas (Note 34).
2 BASIS OF PREPARATION
     The consolidated financial statements (comprising the consolidated balance sheets, the consolidated statements of income, consolidated statements of cash flows and consolidated statements of changes in equity and a summary of significant accounting policies and other explanatory notes) have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements of the Group have been prepared under the historical cost convention except as disclosed in the accounting policies below.
     The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.
     In 2007, with the exception of IFRS 7, ‘Financial instruments: Disclosures’, and the complementary amendment to IAS 1, ‘Presentation of financial statements — Capital disclosures’ that introduces certain new disclosures (Note 4) related to financial instruments, the adoption of other relevant new standards and interpretations does not have any significant impact on the consolidated financial statements.
     In accordance with the acquisition agreement between the Company and CNPC dated March 28, 2005, the Company acquired the refining and petrochemical businesses owned by CNPC’s wholly owned subsidiaries, Ningxia Dayuan Refinery and Petrochemical Company Limited (''Dayuan’’) and Qingyang Refinery and Petrochemical Company Limited (''Qingyang’’) with a total consideration of Renminbi 9 (''RMB’’, the national currency of the PRC).
     The acquisition was a combination of businesses under common control since the Company and CNPC’s refinery and petrochemical businesses owned by Dayuan and Qingyang were under the common control of CNPC. As a result, the Company accounted for the acquisition in a manner similar to a uniting of interests, whereby the assets and liabilities acquired are accounted for at CNPC’s historical cost (net liabilities of RMB 183 at the effective date). The consolidated financial statements have been restated to give effect to the acquisition with all periods presented as if the operations of the Group and these refinery and petrochemical businesses had always been combined. The difference between the RMB 9 payable and the net liabilities transferred from CNPC was adjusted against equity.
     In August 2005 the shareholders of the Company approved the acquisition and transfer agreements relating to the Company’s acquisition of a 50% ownership interest in CNPC Exploration and Development Company Limited (''CNPC E&D’’). CNPC E&D was formed in 2005 and was wholly owned by China National Oil and Gas Exploration and Development Corporation (''CNODC’’, wholly owned by CNPC) and one of its subsidiaries. Under the terms of the related agreements, CNODC transferred certain oil and gas exploration operations into CNPC E&D and the Company contributed to CNPC E&D its wholly owned subsidiary, PetroChina International Limited (''PTRI’’), and cash amounting to approximately RMB 20,162, which is the difference between the cash contribution of RMB 20,741 payable by the Company according to the acquisition agreement and cash consideration of RMB 579 for PTRI receivable by the Company.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
     The terms of the agreements grant the Company the right to appoint four of the seven directors of CNPC E&D and enable the Company to maintain effective control over CNPC E&D.
     Similar to the acquisition of the refinery and petrochemical businesses from CNPC described above, the investment in CNPC E&D and related transactions have been accounted for in a manner similar to uniting of interests as all entities involved are under the common control of CNPC. The consolidated financial statements of the Company have been restated as if the operations of the Company and CNPC E&D had always been combined. The payment was made directly to CNPC E&D, therefore the difference between the RMB 20,162 paid and the net assets of RMB 35,551 at the effective date acquired (including RMB 20,162 contributed by the Company and RMB 50 for the contributed paid-in capital by CNODC and its subsidiary) was adjusted against equity.
3 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES
(a) Basis of consolidation
     Subsidiaries are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has the power to govern the financial and operating policies.
     A subsidiary is consolidated from the date on which control is transferred to the Group and is no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries except for the business combinations under common control. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of income.
     An acquisition of a business which is a business combination under common control is accounted for in a manner similar to a uniting of interests whereby the assets and liabilities acquired are accounted for at carryover predecessor values to the other party to the business combination with all periods presented as if the operations of the Group and the business acquired had always been combined. The difference between the consideration paid by the Group and the net assets or liabilities of the business acquired is adjusted against equity.
     Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.
     A listing of the Group’s principal subsidiaries is set out in Note 35.
(b) Investments in equity affiliates
     Equity affiliates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in equity affiliates are accounted for by the equity method of accounting in the consolidated financial statements of the Group and are initially recognized at cost. Under this method of accounting the Group’s share of the post-acquisition income or losses of equity affiliates is recognized in the consolidated statements of income and its share of post-acquisition movements in reserves is recognized in consolidated reserves. The cumulative post-acquisition movements are adjusted against the carrying amounts of the investments. When the Group’s share of losses in an equity affliate equals or exceeds its interest in the equity affliate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the equity affliate. Unrealised gains on transactions between the Group and its equity affiliates are eliminated to the extent of the Group’s interest in the equity affiliates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in equity affiliates includes goodwill identified on acquisition, net of any accumulated loss and is tested for impairment as part of the overall balance. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired equity affliate at the date of acquisition.
     A listing of the Group’s principal equity affiliates is shown in Note 18.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
(c) Investments in jointly controlled entities
     Jointly controlled entities are those over which the Group has contractual arrangements to jointly share control with one or more parties. The Group’s interest in jointly controlled entities is accounted for by the equity method of accounting (Note 3(b)) in the consolidated financial statements.
     A listing of the Group’s principal jointly controlled entities is shown in Note 18.
(d) Transactions with minority interest
     The Group applies a policy of treating transactions with minority interest as transactions with equity participants of the Group. Gains and losses resulting from disposals to minority interest are recorded in equity. The differences between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired, resulting from the purchase from minority interest, are recorded in equity.
(e) Foreign currencies
     Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Most of the assets and operations of the Group are located in the PRC (Note 34), and the functional currency of the Company and most of the consolidated subsidiaries is the RMB. The consolidated financial statements are presented in the reporting currency of RMB.
     Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the respective dates of the transactions; monetary assets and liabilities denominated in foreign currencies are translated at exchange rates at the balance sheet date; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognized in the consolidated statements of income.
     For the Group’s entities that have a functional currency different from the Group’s reporting currency, assets and liabilities for each balance sheet presented are translated at the closing rate at the balance sheet date. Income and expenses for each income statement presented are translated at average exchange rates and the resulting exchange differences are recognized as a separate component of equity.
     The Group has no material hedge contracts during any of the years presented. No foreign currency exchange gains or losses were capitalised in any of the years presented.
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
     In the intervening years between independent revaluations, the directors review the carrying values of the property, plant and equipment and adjustments are made if the carrying values differ significantly from their respective fair values.
     Increases in the carrying values arising from revaluations are credited to the revaluation reserve. Decreases in the carrying values arising from revaluations are first offset against increases from earlier revaluations in respect of the same assets and are thereafter charged to the consolidated statements of income. All other decreases in carrying values are charged to the consolidated statements of income. Any subsequent increases are credited to the consolidated statements of income up to the respective amounts previously charged.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
     Revaluation surpluses realised through the depreciation or disposal of revalued assets are retained in the revaluation reserve and will not be available for offsetting against future revaluation losses.
     Depreciation, to write off the cost or valuation of each asset, other than oil and gas properties (Note 3(g)), to their residual values over their estimated useful lives is calculated using the straight-line method.
     The Group uses the following useful lives for depreciation purposes:

Buildings and Plant	8 — 40 years
Equipment and Machinery	4 — 30 years
Motor vehicles	7 — 14 years
Other	5 — 12 years

     No depreciation is provided for construction in progress until they are completed and ready for use.
     The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
     Property, plant and equipment, including oil and gas properties (Note 3(g)), are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of a cash generating unit exceeds the higher of its fair value less costs to sell and its value in use, which is the estimated net present value of future cash flows to be derived from the cash generating unit.
     Gains and losses on disposals of property, plant and equipment are determined by reference to their carrying amounts and are recorded in the consolidated statements of income.
     Interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Costs for planned major maintenance activities, primarily related to refinery turnarounds, are expensed as incurred except for costs of components that result in improvements or betterments which are capitalised as part of property, plant and equipment and depreciated over their useful lives.
(g) Oil and gas properties
     The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalised. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalised as construction in progress pending determination of whether the wells find proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil and gas properties and subject to impairment review (Note 3(f)). For exploratory wells that are found to have economically viable reserves in areas where major capital expenditure will be required before production can commence, the related well costs remain capitalised only if additional drilling is under way or firmly planned. Otherwise the related well costs are expensed as dry holes. The Group does not have any significant costs of unproved properties capitalised in oil and gas properties.
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

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
     The cost of oil and gas properties is amortised at the field level based on the unit of production method. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group’s production licenses. The Group’s oil and gas reserves estimates include only crude oil and condensate and natural gas which management believes can be reasonably produced within the current terms of these production licenses.
(h) Intangible assets
     Expenditures on acquired patents, trademarks, technical know-how and licenses are capitalised at historical cost and amortised using the straight-line method over their useful lives, generally less than 10 years. Intangible assets are not revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount and is recognized in the consolidated statements of income. The recoverable amount is measured as the higher of fair value less costs to sell and value in use which is the estimated net present value of future cash flows to be derived from the asset.
(i) Financial assets
     Financial assets are classified into the following categories: financial assets at fair value through income or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. The Group has only loans and receivables and available-for-sale financial assets. The detailed accounting policies for loans and receivables and available-for-sale financial assets held by the Group are set out below.
     (i) Loans and receivables
     Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. The Group’s loans and receivables comprise accounts receivable, notes receivable, other receivables, time deposits and cash and cash equivalents in the balance sheet. The recognition methods for loans and receivables are disclosed in the respective policy statements.
     (ii) Available-for-sale financial assets
     Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories; these are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. The Group’s available-for-sale financial assets primarily comprise equity instruments that are not quoted in an active market.
     Regular purchases and sales of available-for-sale financial assets are recognized on settlement date, the date that the asset is delivered to or by the Group (the effective acquisition or sale date). Available-for-sale financial assets are initially recognized at fair value plus transaction costs. Available-for-sale financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership in the investment. Available-for-sale financial assets are measured at fair value except where there are no quoted market prices in active markets and the fair values cannot be reliably measured using valuation techniques. Available-for-sale financial assets that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are carried at cost. The Group assesses at each balance sheet date whether there is objective evidence that an available-for-sale financial asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the available-for-sale financial asset and the present value of the estimated cash flows.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
(j) Leases
     Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as capital leases. The Group has no significant capital leases.
     Leases of assets under which a significant portion of the risks and benefits of ownership are effectively retained by the lessors are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessors) are expensed on a straight-line basis over the lease terms. Payments made to the PRC’s land authorities to secure land use rights are treated as operating leases. Land use rights are generally obtained through advance lump-sum payments and the terms of use range up to 50 years.
(k) Related parties
     Related parties include CNPC and its subsidiaries, other state-controlled enterprises and their subsidiaries directly or indirectly controlled by the PRC government, corporations in which the Company is able to control, jointly control or exercise significant influence, key management personnel of the Company and CNPC and their close family members.
     Transactions with related parties do not include those entered into in the ordinary course of business with terms consistently applied to all public and private entities and where there is no choice of supplier such as for electricity, telecommunications, postal services and local government retirement funds.
(l) Inventories
     Inventories include oil products, chemical products and materials and supplies which are stated at the lower of cost and net realisable value. Cost is primarily determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labour, other direct costs and related production overheads, but excludes debt costs. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.
(m) Accounts receivable
     Accounts receivable are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision made for impairment of these receivables. Such provision for impairment of accounts receivable is established if there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. The factors the Group considers when assessing whether an account receivable is impaired include but are not limited to significant financial difficulties of the customer, probability that the debtor will enter bankruptcy or financial reorganization and default or delinquency in payments. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.
(n) Cash and cash equivalents
     Cash and cash equivalents comprise cash in hand, deposits held with banks and highly liquid investments with original maturities of three months or less from the time of purchase.
(o) Accounts payable
     Accounts payable are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method.
(p) Debts
     Debts are recognized initially at fair value, net of transaction costs incurred. In subsequent periods, debts are stated at amortised cost using the effective yield method. Any difference between proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of income over the period of the debts.
     Debt costs should be recognized as an expense in the period in which they are incurred except for the portion eligible for capitalization as part of qualifying property, plant and equipment.
     Debts are classified as current liabilities unless the Group has unconditional rights to defer settlements of the liabilities for at least 12 months after the balance sheet date.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
(q) Taxation
     The Company has obtained approval from the State Administration for Taxation to report taxable income on a consolidated basis.
     Deferred tax is provided in full, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred tax is determined using tax rates (and tax laws) that has been enacted or substantially enacted by the balance sheet date and are expected to apply to the period when the related deferred tax asset is realised or deferred tax liability is settled.
     The principal temporary differences arise from depreciation on oil and gas properties and equipment and provision for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carry forward of unused tax losses are recognized to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilised.
     The Group also incurs various other taxes and levies that are not income taxes. “Taxes other than income taxes”, which form part of the operating expenses, primarily comprise a special levy on domestic sales of crude oil (Note 7), consumption tax, resource tax, urban construction tax, education surcharges and business tax.
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
     The Group markets a portion of its natural gas under take-or-pay contracts. Customers under the take-or-pay contracts are required to take or pay for the minimum natural gas deliveries specified in the contract clauses. Revenue recognition for natural gas sales and transmission tariffs under the take-or-pay contracts follows the accounting policies described in this note. Payments received from customers for natural gas not yet taken are recorded as deferred revenues until actual deliveries take place.
(s) Provisions
     Provisions are recognized when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligations, and reliable estimates of the amounts can be made.
     Provision for future decommissioning and restoration is recognized in full on the installation of oil and gas properties. The amount recognized is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also made. This is subsequently depreciated as part of the costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than due to the passage of time which is regarded as interest expense, is reflected as an adjustment to the provision and oil and gas properties.
(t) Research and development
     Research expenditures incurred are recognized as an expense. Costs incurred on development projects are recognized as intangible assets to the extent that such expenditure is expected to generate future economic benefits.
(u) Retirement benefit plans
     The Group contributes to various employee retirement benefit plans organized by PRC municipal and provincial governments under which it is required to make monthly contributions to these plans at prescribed rates for its employees in China. The relevant PRC municipal and provincial governments undertake to assume the retirement benefit obligations of existing and future retired employees of the Group in China. The Group has similar retirement benefit plans for its employees in its overseas operations. Contributions to these PRC and overseas plans are charged to expense as incurred.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
     The Group currently has no additional material obligations outstanding for the payment of retirement and other post-retirement benefits of employees in the PRC or overseas other than the monthly contributions described above.
(v) Share-based compensation — Share appreciation rights
     Compensation under the share appreciation rights is measured based on the fair value of the liability incurred and is expensed over the vesting period. The liability is remeasured at each balance sheet date to its fair value until settlement with all the changes in the liability recorded in employee compensation costs in the consolidated statements of income; the related liability is included in the salaries and welfare payable.
(w) New accounting developments
     IAS 1 (Amendment), ‘Presentation of financial statements’ requires all changes in equity arising from transactions with owners in their capacity as owners and related current and deferred tax impacts be presented separately from non-owner changes in equity. Recognized income and expenses shall be presented in a single statement (a statement of comprehensive income) or in two statements (a statement of income or loss and a statement of comprehensive income), separately from owner changes in equity. IAS 1 (Amendment) is effective from January 1, 2009 and we are currently evaluating the impact of IAS 1 (Amendment) on our financial statements.
     IAS 23 (Amendment), ‘Borrowing costs’ requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs is removed. IAS 23 (Amendment) is effective from January 1, 2009 and the adoption of IAS 23 (Amendment) is not expected to affect our financial statements as interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalised under the Group’s current accounting policy.
     IFRS 8, ‘Operating segments ‘ replaces IAS 14. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. IFRS 8 is effective from January 1, 2009 and we are currently evaluating the impact of IFRS 8 on our financial statements.
     IFRIC 11, ‘IFRS 2—Group and treasury share transactions’, provides guidance on whether share-based transactions involving treasury shares or involving group entities (for example, options over a parent’s shares) should be accounted for as equity-settled or cash-settled share-based payment transactions. IFRIC 11 is effective from March 1, 2007 and we are currently evaluating the impact of IFRIC 11 on our financial statements.
     IFRIC 13, ‘Customer loyalty programmes’ clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC 13 is effective from January 1, 2009 and we are currently evaluating the impact of IFRIC 13 on the our financial statements.
     IFRIC 14, ‘IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction’ provides guidance on assessing the limit in IAS 19 on the amount of the funding surplus that can be recognized as defined benefit asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. IFRIC 14 is effective from January 1, 2009 and we are currently evaluating the impact of IFRIC 14 on our financial statements.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
4 FINANCIAL RISK MANAGEMENT
4.1 Financial risk factors
     The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.
(a) Market risk
     (i) Foreign exchange rate risk
     The Group conducts its business primarily in RMB, but maintains a portion of its assets in other currencies to meet its needs for normal business operations. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. Management is not in a position to anticipate changes in the PRC foreign exchange regulations and as such is unable to reasonably anticipate the impacts on the Group’s results of operations or financial position arising from future changes in exchange rates. The Group did not enter into material hedge contracts during any of the years presented to hedge against its foreign exchange rate risk.
     (ii) Cash flow and fair value interest rate risk
     The Group is exposed to the risk arising from changes in interest rates. A detailed analysis of the Group’s debts, together with their respective interest rates and maturity dates, are included in Note 23.
     (iii) Price risk
     The Group is engaged in a wide range of petroleum-related activities. Prices of crude oil and petroleum products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group. The Group historically has not used commodity derivative instruments to hedge against potential price fluctuations of crude oil or petroleum products and therefore the Group is exposed to general price fluctuations of crude oil and petroleum products.
(b) Credit risk
     Credit risk arises primarily from cash and cash equivalents, accounts receivable, other receivables, notes receivable and time deposits. As the majority of cash at bank and time deposits are placed with state-owned banks and financial institutions, the corresponding credit risk is relatively low. The Group has controls in place to assess the credit quality of its customers. The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, notes receivable and time deposits included in the consolidated balance sheets represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.
     The Group has no significant concentration of credit risk.
(c) Liquidity risk
     The Group’s liquidity risk management involves maintaining sufficient cash and cash equivalents and availability of funding through an adequate amount of committed credit facilities.
     Analysis of the Group’s financial liabilities based on the remaining period at the balance sheet date to the contractual maturity dates are presented in Note 23.
4.2 Capital risk management
     The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, so as to provide returns for equity holders and to reduce its cost of capital.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
4.3 Fair value estimation
     The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2007 and 2006 are disclosed in the respective accounting policies.
     The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash and cash equivalents, time deposits with maturities over three months but within one year, accounts receivable, other receivables, trade payables, other payables and short-term debts. The fair values of fixed rate long-term debts are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term debts are presented in Note 23.
5 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
     Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
     The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group’s consolidated financial statements.
     (a) Estimation of oil and natural gas reserves
     Oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortization recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortization charges (assuming constant production) and reduce net income. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In general, changes in the technical maturity of oil and natural gas reserves resulting from new information becoming available from development and production activities have tended to be the most significant cause of annual revisions.
     (b) Estimation of impairment of property, plant and equipment
     Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future prices of crude oil, refined products and chemical products and production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans. These assumptions also include those relative to the pricing regulations by the regulatory agencies in China that the pricing regulations will not restrict the income margins of refined products to levels that will be insufficient to recover the carrying values of the related production assets. Favourable changes to some assumptions may allow the Group to avoid the need to impair any assets in these years, whereas unfavourable changes may cause the assets to become impaired.
     (c) Estimation of asset retirement obligations
     Provision is recognized for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognized are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc.. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
6 EMPLOYEE COMPENSATION COSTS

	Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Wages and salaries	19,351	26,629	32,562
Social security costs (i)	10,324	12,532	18,054

	29,675	39,161	50,616

(i)	Social security costs mainly represent contributions to funds for staff welfare organized by the PRC municipal and provincial governments and others including contribution to the retirement benefit plans. (Note 28).
7 TAXES OTHER THAN INCOME TAXES
     Taxes other than income taxes include RMB 28,914 and RMB 44,582 for the years ended December 31, 2006 and 2007 of special levy which is paid or payable on the portion of income realized from the sales of domestically-produced crude oil at prices above certain level. This levy was imposed by the PRC government and became effective from March 26, 2006.
8 INTEREST EXPENSE

	Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Interest on
- loans	3,766	3,739	4,127
- capital leases	1	—	—
Accretion expense (Note 24)	60	796	1,202
Less: amounts capitalized	(1,065)	(1,315)	(1,734)

	2,762	3,220	3,595

     Amounts capitalized are debt costs related to funds borrowed specifically for the purpose of acquiring qualifying assets. Interest rates on such capitalized debts range from 5.265% to 5.832% per annum in 2006 and 5.832% to 6.966% per annum in 2007.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
9 INCOME TAXES

	Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Current taxes	50,221	50,972	48,332
Deferred taxes (Note 25)	3,959	(1,196)	820

	54,180	49,776	49,152

     In accordance with the relevant PRC income tax rules and regulations, the PRC income tax rate applicable to the Group is principally 33% for the years ended December 31, 2005, 2006 and 2007. Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of reduced income tax rate to 15% through the year 2010 or accelerated depreciation of certain property, plant and equipment.
     The tax on the Group’s income before income taxes differs from the theoretical amount that would arise using the statutory tax rate in the PRC applicable to the Group as follows:

	Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Income before income taxes	193,822	199,173	204,381

Tax calculated at a tax rate of 33%	63,961	65,727	67,446
Prior year tax return adjustment	364	243	451
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	—	1,512	644
Effect of preferential tax rate	(10,744)	(14,169)	(16,930)
Effect of changes in PRC corporate income tax rate	—	—	(3,758)
Tax effect of income not subject to tax	(427)	(1,602)	(3,138)
Tax effect of taxable items deductible not expensed	—	—	(2,365)
Tax effect of expenses not deductible for tax purposes	1,026	2,466	3,884
Tax effect of unused tax losses which had expired	—	—	2,918
Tax effect of temporary differences in relation to certain crude oil sales which no longer existed at year end	—	(4,401)	—

Income taxes	54,180	49,776	49,152

     On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the PRC (the “new CIT Law”), which is effective from January 1, 2008. Under the new CIT Law, the corporate income tax rate applicable to the Group is reduced to 25% from January 1, 2008, replacing the previously applicable tax rate of 33%.
     The management of the Group has reassessed its tax position in the year ended December 31, 2007 by reference to the enacted new CIT Law and accordingly a net decrease in deferred tax charge for the year ended December 31, 2007 of RMB 3,758 was recorded.
10 BASIC AND DILUTED NET INCOME PER SHARE
     Basic and diluted earnings per share for the year ended December 31, 2005 have been computed by dividing income for the year attributable to equity holders of the Company by the weighted average number of 176,770 million shares issued and outstanding for the year.
     Basic and diluted earnings per share for the year ended December 31, 2006 have been computed by dividing income for the year attributable to equity holders of the Company by the number of 179,021 million shares issued and outstanding for the year.
     Basic and diluted earnings per share for the year ended December 31, 2007 have been computed by dividing income for the year attributable to equity holders of the Company by the weighted average number of 179,700 million shares issued and outstanding for the year.
     There are no potential dilutive ordinary shares.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
11 DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

	Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Final dividends attributable to equity holders of the Company for 2004 (Note (i))	25,936	—	—
Interim dividends attributable to equity holders of the Company for 2005 (Note (ii))	27,731	—	—
Final dividends attributable to equity holders of the Company for 2005 (Note (iii))	—	32,282	—
Interim dividends attributable to equity holders of the Company for 2006 (Note (iv))	—	36,307	—
Final dividends attributable to equity holders of the Company for 2006 (Note (v))	—	—	27,694
Interim dividends attributable to equity holders of the Company for 2007 (Note (vi))	—	—	36,823

	53,667	68,589	64,517

(i)	Final dividends attributable to equity holders of the Company in respect of 2004 of RMB 0.147511 yuan per share amounting to a total of RMB 25,936 were approved by the shareholders in the Annual General Meeting on May 26, 2005 and accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2005, and were paid on June 10, 2005.

(ii)	Interim dividends attributable to equity holders of the Company in respect of 2005 of RMB 0.157719 yuan per share amounting to a total of RMB 27,731 were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2005, and were paid on September 30, 2005.

(iii)	Final dividends attributable to equity holders of the Company in respect of 2005 of RMB 0.180325 yuan per share amounting to a total of RMB 32,282 were approved by the shareholders in the Annual General Meeting on May 26, 2006 and accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2006, and were paid on June 9, 2006.

(iv)	Interim dividends attributable to equity holders of the Company in respect of 2006 of RMB 0.202806 yuan per share amounting to a total of RMB 36,307 were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2006, and were paid on September 26, 2006.

(v)	Final dividends attributable to equity holders of the Company in respect of 2006 of RMB 0.154699 yuan per share amounting to a total of RMB 27,694 were approved by the shareholders in the Annual General Meeting on May 16, 2007 and accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2007, and were paid on June 1, 2007.

(vi)	Interim dividends attributable to equity holders of the Company in respect of 2007 of RMB 0.205690 yuan per share amounting to a total of RMB 36,823 were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2007, and were paid on September 28, 2007.

(vii)	At the meeting on March 19, 2008, the Board of Directors proposed final dividends attributable to equity holders of the Company in respect of 2007 of RMB 0.156859 yuan per share amounting to a total of RMB 28,708. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the balance sheet date and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2008 when approved at the forthcoming Annual General Meeting.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
12 CASH AND CASH EQUIVALENTS
     The weighted average effective interest rates on bank deposits were 1.95% and 2.00% for the years ended December 31, 2006 and 2007, respectively.
13 NOTES RECEIVABLE
     Notes receivable represents mainly the bills of acceptance issued by banks for sale of goods and products. All notes receivables are due within one year.
14 ACCOUNTS RECEIVABLE

	At December 31,
	2006	2007
	RMB	RMB

Accounts receivable due from third parties	9,498	15,296
Accounts receivable due from related parties	2,247	6,002
Less: allowance for doubtful accounts receivable	(3,257)	(2,879)

	8,488	18,419

     Movement in allowance for doubtful accounts receivable is as follows:

	Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Balance at beginning of the year	4,848	3,998	3,257
Write back	(333)	(126)	(90)
Amount written off against allowance	(517)	(615)	(288)

Balance at end of the year	3,998	3,257	2,879

     Amounts due from related parties are interest free and unsecured (Note 32).
     The aging analysis of accounts receivable at December 31, 2006 and 2007 is as follows:

	At December 31,
	2006	2007
	RMB	RMB

Within 1 year	8,299	18,260
Between 1 to 2 years	33	39
Between 2 to 3 years	59	32
Over 3 years	3,354	2,967

	11,745	21,298

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
15 INVENTORIES

	At December 31,
	2006	2007
	RMB	RMB

Crude oil and other raw materials	24,143	30,308
Work in progress	5,493	6,083
Finished goods	47,263	52,791
Spare parts and consumables	41	32

	76,940	89,214
Less: Write down in inventories	(902)	(747)

	76,038	88,467

     Movements in allowance for write down in inventories, which relate primarily to oil and chemical products, are as follows:

	Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Balance at beginning of the year	926	770	902
(Write back)/Provision	(139)	140	55
Amount written off against allowance	(17)	(8)	(210)

Balance at end of the year	770	902	747

     Cost of inventory (approximates cost of goods sold) recognized as expense amounted to RMB 257,957, RMB 341,456 and RMB 459,472 for the years ended December 31, 2005, 2006 and 2007, respectively.
     Inventories of the Group carried at net realizable value amounted to RMB 3,415 and RMB 1,981 at December 31, 2006 and 2007, respectively.
16 PREPAID EXPENSES AND OTHER CURRENT ASSETS

	At December 31,
	2006	2007
	RMB	RMB

Other receivables	7,083	9,329
Amounts due from related parties	15,925	19,556
Advances to suppliers	6,087	10,720

	29,095	39,605
Less: Allowance for doubtful receivables	(6,506)	(4,079)

	22,589	35,526
Prepaid expenses	326	304
Other current assets	366	188

	23,281	36,018

     Other receivables consist primarily of taxes other than income taxes refund receivables, subsidies receivables, and receivables for the sale of materials and scrap.
     Except for loans to related parties (Note 32 (g)), amounts due from related parties are interest free, unsecured and with no fixed terms of repayment.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
     Movements in allowance for doubtful receivables are as follows:

	Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Balance at beginning of the year	7,255	6,814	6,506
Write back	(122)	(190)	(2,263)
Amount written off against allowance	(319)	(118)	(164)

Balance at end of the year	6,814	6,506	4,079

17 PROPERTY, PLANT AND EQUIPMENT

			Equipment
Year Ended		Oil and Gas	and	Motor		Construction
December 31, 2006	Buildings	Properties	Machinery	vehicles	Other	in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Cost or valuation
At beginning of the year	73,133	497,632	277,364	10,829	7,051	55,597	921,606
Additions	516	4,080	656	1,597	20	145,361	152,230
Transfers	7,156	85,178	33,621	—	989	(126,944)	—
Disposals or write off	(723)	(11,420)	(3,756)	(297)	(102)	—	(16,298)
Currency translation differences	61	(149)	(50)	(17)	18	(122)	(259)

At end of the year	80,143	575,321	307,835	12,112	7,976	73,892	1,057,279

Accumulated depreciation and impairment
At beginning of the year	(16,029)	(203,416)	(128,932)	(5,555)	(3,686)	(98)	(357,716)
Charge for the year	(3,643)	(31,540)	(21,431)	(1,107)	(755)	(199)	(58,675)
Disposals or write off	418	1,186	2,544	126	67	—	4,341
Currency translation differences	(19)	93	(35)	6	(7)	—	108

At end of the year	(19,273)	(233,677)	(147,784)	(6,530)	(4,381)	(297)	(411,942)

Net book value
At end of the year	60,870	341,644	160,051	5,582	3,595	73,595	645,337

Carrying value of the property, plant and equipment had they been stated at cost less accumulated depreciation	57,204	338,007	145,571	5,171	3,120	73,595	622,668

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)

			Equipment
Year Ended		Oil and Gas	and	Motor		Construction
December 31, 2007	Buildings	Properties	Machinery	vehicles	Other	in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Cost or valuation
At beginning of the year	80,143	575,321	307,835	12,112	7,976	73,892	1,057,279
Additions	2,928	7,513	2,296	3,237	293	170,031	186,298
Transfers	8,778	96,332	25,916	—	885	(131,911)	—
Consolidation of PetroKazakhstan Inc.	184	8,119	247	170	136	1,310	10,166
Disposals or write off	(1,585)	(17,700)	(2,443)	(423)	(265)	—	(22,416)
Currency translation differences	(52)	(878)	(133)	(10)	(19)	(189)	(1,281)

At end of the year	90,396	668,707	333,718	15,086	9,006	113,133	1,230,046

Accumulated depreciation and impairment
At beginning of the year	(19,273)	(233,677)	(147,784)	(6,530)	(4,381)	(297)	(411,942)
Charge for the year	(5,023)	(36,400)	(19,939)	(1,213)	(775)	(5)	(63,355)
Disposals or write off	1,459	4,687	1,073	344	102	17	7,682
Currency translation differences	8	398	25	6	14	—	451

At end of the year	(22,829)	(264,992)	(166,625)	(7,393)	(5,040)	(285)	(467,164)

Net book value
At end of the year	67,567	403,715	167,093	7,693	3,966	112,848	762,882

Carrying value of the property, plant and equipment had they been stated at cost less accumulated depreciation	64,439	400,611	154,734	7,342	3,557	112,848	743,531

     The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2005, 2006 and 2007.

	Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Beginning balance at January 1	5,751	8,296	8,998
Additions to capitalized exploratory well costs pending the determination of proved reserves	16,181	19,076	22,649
Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(7,089)	(8,880)	(10,534)
Capitalized exploratory well costs charged to expense	(6,547)	(9,494)	(9,161)

Ending balance at December 31	8,296	8,998	11,952

Number of wells at year end	993	869	928

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
     The following table provides an aging of capitalised exploratory well costs based on the date the drilling was completed.

	At December 31,
	2006	2007
	RMB	RMB

One year or less	8,359	10,981
Over one year	639	971

Balance at December 31	8,998	11,952

     RMB 971 at December 31, 2007 for capitalized exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.
     Buildings owned by the Group are on leased land. The net book values of the buildings owned by the Group analyzed by the following categories of lease terms:

	At December 31,
	2006	2007
	RMB	RMB

Short-term lease (less than 10 years)	363	764
Medium-term lease (10 to 50 years)	60,507	66,803

	60,870	67,567

     Substantially all the buildings of the Group are located in the PRC.
     Property, plant and equipment under capital leases at the end of year are as follows:

	At December 31,
	2006	2007
	RMB	RMB

Exploration and Production	45	45
Refining and Marketing	—	7
Accumulated depreciation	(18)	(24)

	27	28

     Capital leases are principally related to plant and equipment and generally contain purchase options at the end of the lease terms.
     Depreciation expenses on property, plant and equipment are as follows:

	Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Owned assets	49,198	58,669	63,349
Assets under capital lease	13	6	6

	49,211	58,675	63,355

     The depreciation charge of the Group included RMB 3,019, RMB 2,642 and RMB 294 relating to impairment provision for property, plant and equipment held for use for the year ended December 31, 2005, 2006 and 2007, respectively. Of this amount, RMB 1,955, RMB 908 and RMB 93 for the year ended December 31, 2005, 2006 and 2007 respectively was related to the Chemicals and Marketing segment, RMB 372, RMB1,734 and RMB 201 for the year ended December 31, 2005, 2006 and 2007 respectively was for the Refining and Marketing segment, and RMB 692, RMB Nil and RMB Nil for the year ended December 31, 2005, 2006 and 2007 respectively was for the Exploration and Production segment.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
     Repair and maintenance costs were RMB 7,880, RMB 9,233 and RMB 10,691 for the years ended December 31, 2005, 2006 and 2007, respectively.
     Bank loans are secured on property, plant and equipment with a net book value of RMB 39 and RMB Nil at December 31, 2006 and 2007, respectively.
     A valuation of the Group’s property, plant and equipment, excluding oil and gas reserves, was carried out during 1999 by independent valuers on a depreciated replacement cost basis.
     The June 1999 revaluation resulted in RMB 80,549 in excess of the prior carrying value and a revaluation loss of RMB1,122 on certain property, plant and equipment.
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
     As at March 31, 2006, a revaluation of the Group’s oil and gas properties was undertaken by independent valuers, China United Assets Appraiser Co., Ltd and China Enterprise Appraisals, on a depreciated replacement cost basis. The revaluation did not result in a significant difference from their carrying value.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
18	INVESTMENTS IN EQUITY AFFILIATES AND JOINTLY CONTROLLED ENTITIES
     The Group’s interests in its principal equity affiliates and jointly controlled entities, all of which are unlisted, together with its share of their respective assets, liabilities, revenues, and net income, were as follows:

	Country of	Assets	Liabilities	Revenues	Net income	Interest	Type of
Name	Incorporation	RMB	RMB	RMB	RMB	Held %	Share
As of or for the year ended December 31, 2007:
Dalian West Pacific Petrochemical Co., Ltd.	PRC	4,044	3,097	10,116	174	28.44	ordinary
China Marine Bunker (PetroChina) Co., Ltd.	PRC	3,128	2,006	17,030	137	50.00	ordinary
PetroKazakhstan Inc.	Canada	—	—	12,361	4,498	67.00	ordinary
Other		34,929	10,463	38,549	2,188	20.00-50.00	ordinary

		42,101	15,566	78,056	6,997

As of or for the year ended December 31, 2006:
Dalian West Pacific Petrochemical Co., Ltd.	PRC	3,410	2,608	10,188	6	28.44	ordinary
China Marine Bunker (PetroChina) Co., Ltd.	PRC	3,388	2,098	19,003	139	50.00	ordinary
PetroKazakhstan Inc.	Canada	22,642	1,240	144	43	67.00	ordinary
Other		26,995	17,533	40,903	2,089	20.00-70.00	ordinary

		56,435	23,479	70,238	2,277

     Dividends received and receivable from equity affiliates and jointly controlled entities were RMB 1,730 and RMB 1,357 at December 31, 2006 and 2007, respectively.
     In 2007, investments in equity affiliates and jointly controlled entities of RMB 59 and RMB 833 were disposed of for a gain of RMB 10 and RMB 320 for the year ended December 31, 2006 and 2007, respectively.
     On December 28, 2006, the Group acquired a 67% equity interest in PetroKazakhstan Inc. from CNPC International Limited, a subsidiary of CNPC for a consideration of RMB 21,376. Pursuant to the shareholders’ agreement in relation to the acquisition of PetroKazakhstan Inc., each shareholder had a veto right relating to certain financial and operating decisions, and the Group was therefore considered to have joint control over PetroKazakhstan Inc. As such, in accordance with the Group’s accounting policy, the Group accounted for its investment in PetroKazakhstan Inc., using the equity method of accounting from December 28, 2006. The revenue and net income disclosed in the table above represents the Group’s share of PetroKazakhstan Inc.’s revenue and net income for the period from December 28, 2006 to December 31, 2006, and also from January 1, 2007 to December 11, 2007.
     On December 12, 2007, through a supplementary agreement between the Group and the minority shareholder of PetroKazakhstan Inc., the Group gained control over PetroKazakhstan Inc. from that date. Therefore, as of the date it acquired control over PetroKazakhstan Inc., December 12, 2007, the Group accounts for its investment in PetroKazakhstan Inc. as a subsidiary in accordance with IFRS 3, ‘Business combinations’.
     The net assets of PetroKazakhstan Inc. at December 12, 2007 amounted to RMB 24,549. The fair value (which approximated their carrying value) of assets and liabilities of PetroKazakhstan Inc. consolidated on December 12, 2007 were as follows:

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)

RMB

Current assets	6,587
Non-current assets	20,456
Current liabilities	(1,732)
Non-current liabilities	(762)

19	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	At December 31,
	2006	2007
	RMB	RMB

Unlisted available-for-sale financial assets	2,562	3,068
Less: Impairment provision	(508)	(487)

	2,054	2,581

     Available-for-sale financial assets comprise principally unlisted equity securities.
     Dividend income from available-for-sale financial assets was RMB 109, RMB 208 and RMB 111 for the years ended December 31, 2005, 2006 and 2007, respectively.
     In 2007, available-for-sale financial assets of RMB 1 and RMB 145 were disposed of with a gain of RMB 3 and RMB 142 for the years ended December 31, 2006 and 2007, respectively.
     Movements in provision for impairment of available-for-sale financial assets are as follows:

	Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Balance at beginning of year	755	677	508
(Write back)/Provision	(23)	32	—
Amount written off against provision	(55)	(201)	(21)

Balance at end of year	677	508	487

20	ADVANCE OPERATING LEASE PAYMENTS

	At December 31,
	2006	2007
	RMB	RMB

Land use rights	12,184	14,411
Advance lease payments	8,284	9,006

	20,468	23,417

     Land use rights have terms up to 50 years. Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities. These advance operating lease payments are amortised over the related lease terms using the straight-line method.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
21	INTANGIBLE AND OTHER ASSETS

	At December 31,
	2006			2007
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
	RMB	RMB	RMB	RMB	RMB	RMB

Patents	2,325	(1,109)	1,216	2,621	(1,343)	1,278
Technical know-how	276	(103)	173	281	(124)	157
Other	3,369	(1,041)	2,328	5,273	(1,242)	4,031

Intangible assets	5,970	(2,253)	3,717	8,175	(2,709)	5,466

Other assets			2,910			3,022

			6,627			8,488

     Amortization on intangible and other assets was RMB 888, RMB 1,250 and RMB 1,491 for the years ended December 31, 2005, 2006 and 2007, respectively.
     Patents principally represent expenditure incurred in acquiring processes and techniques that are generally protected by relevant government authorities. Technical know-how is amounts attributable to operational technology acquired in connection with purchase of equipment. The costs of technical know-how are included as part of the purchase price and are distinguishable.
22	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	At December 31,
	2006	2007
	RMB	RMB

Trade payables	22,490	40,447
Advances from customers	9,310	9,846
Salaries and welfare payable	8,844	11,585
Accrued expenses	10	5
Dividends payable by subsidiaries to minority shareholders	60	67
Interest payable	3	65
Construction fee and equipment cost payables	28,349	30,784
One-time employee housing remedial payment payable	933	221
Other payables	14,910	10,999
Amounts due to related parties	35,273	40,334

	120,182	144,353

     Other payables consist primarily of customer deposits.
     Amounts due to related parties are interest-free, unsecured and with no fixed terms of repayment (Note 32).
     The aging analysis of trade payables at December 31, 2006 and 2007 is as follows:

	At December 31,
	2006	2007
	RMB	RMB

Within 1 year	19,994	39,005
Between 1 to 2 years	1,966	819
Between 2 to 3 years	196	307
Over 3 years	334	316

	22,490	40,447

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
23	DEBTS
(a)	Short-term debts

	At December 31,
	2006	2007
	RMB	RMB

Bank loans
- secured	23	320
- unsecured	14,812	18,363
Loans from a fellow CNPC subsidiary	320	50
Other	1	1

	15,156	18,734
Current portion of long-term debts	20,607	12,200

	35,763	30,934

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
(b) Long-term debts

		At December 31,
	Interest Rate and Final Maturity	2006	2007
		RMB	RMB
Renminbi — denominated debts:

Bank loans for the development of oil fields and construction of refining plants	Majority floating interest rates ranging from 6.16% to 6.80% per annum as of December 31, 2007, with maturities through 2022	8,390	6,720

Bank loans for working capital	Floating interest rates ranging from 5.67% to 6.89% per annum as of December 31, 2007, with maturities through 2012	6,000	6,030

Loans from a fellow CNPC subsidiary for the development of oil fields and construction of refining plants	Floating interest rates ranging from 4.46% to 5.76% per annum as of December 31, 2007, with maturities through 2032	16,782	19,862

Working capital loans from a fellow CNPC subsidiary	Fixed interest rate at 4.61% per annum as of December 31, 2007, with maturities through 2008	4,130	70

Working capital loans	Fixed interest rate at 6.32% per annum as of December 31, 2007, with no fixed repayment terms	5	5

Corporate debenture for the development of oil fields and construction of refining plants	Fixed interest rate at 4.50% per annum as of December 31, 2007, with maturities through 2007	1,365	—

Corporate debenture for the development of oil and gas properties	Fixed interest rates ranging from 3.76% to 4.11% per annum as of December 31, 2007, with maturities through 2013	3,523	3,500

US Dollar — denominated debts:

Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from zero to 8.66% per annum as of December 31, 2007, with maturities through 2038	969	403

Bank loans for the development of oil fields and construction of refining plants	Floating interest rates ranging from 5.10% to 7.50% per annum as of December 31, 2007, with maturities through 2014	3,589	4,927

Bank loans for working capital	Floating interest rates ranging from LIBOR plus 0.30% to LIBOR plus 2.50% per annum as of December 31, 2007, with maturities through 2010	1,326	2,630

Bank loans for acquisition of overseas oil and gas properties	Floating interest rate at LIBOR plus 0.55% per annum as of December 31, 2007, with maturities through 2009	1,368	821

Loans from a fellow CNPC subsidiary for the development of oil fields and construction of refining plants	Floating interest rates ranging from LIBOR minus 0.25% to LIBOR plus 0.50% per annum as of December 31, 2007, with maturities through 2020	4,481	4,171

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)

		At December 31,
	Interest Rate and Final Maturity	2006	2007
		RMB	RMB

Loans from a fellow CNPC subsidiary for working capital	Floating interest rate at LIBOR plus 0.60% per annum as of December 31, 2007, with maturities through 2008	1,471	329

Loans for the development of oil fields and construction of refining plants	Fixed interest rate at 1.55% per annum as of December 31, 2007, with maturities through 2022	462	404

Loans for working capital	Majority floating interest rate at LIBOR plus 0.35% per annum as of December 31, 2007, with maturities through 2008	650	609

Corporate debenture for the development of oil fields and construction of refining plants	Fixed interest rate at 3.00% per annum as of December 31, 2007, with maturities through 2019	353	335

Corporate debenture for the development of oil and gas properties	Fixed interest rate at 9.50% per annum as of December 31, 2007, with maturities through 2011	817	730

Corporate debenture for the development of oil and gas properties	Fixed interest rate at 15.00% per annum as of December 31, 2007, with maturities through 2008	179	58

Japanese Yen — denominated debts:

Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from 2.42% to 4.10% per annum as of December 31, 2007, with maturities through 2010	75	37

Euro — denominated debts:

Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from 2.00% to 2.30% per annum as of December 31, 2007, with maturities through 2023	257	247

British Pound — denominated debts:

Bank loans for the development of oil fields and construction of refining plants	Fixed interest rate at 2.85% per annum as of December 31, 2007 with maturities through 2007	49	—

Total long-term debts		56,241	51,888

Less: Current portion of long-term debts		(20,607)	(12,200)

		35,634	39,688

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
     For loans denominated in RMB with floating interest rates, the interest rates are re-set annually on the respective anniversary dates based on interest rates announced by the People’s Bank of China. For loans denominated in currencies other than RMB with floating interest rates, the interest rates are re-set quarterly or semi-annually as stipulated in the respective agreements. Other loans represent loans from independent third parties other than banks. Interest free loans amounted to RMB 68 and RMB 60 at December 31, 2006 and 2007, respectively.
     Debts of RMB 597 and RMB 498 were guaranteed by CNPC and its subsidiaries at December 31, 2006 and 2007, and debts of RMB Nil and RMB 30 were guaranteed by the Company and third parities at December 31, 2006 and 2007, respectively.
     The Group’s debts include secured liabilities (bank loans) totalling RMB 359 and RMB 3,607 at December 31, 2006 and 2007 respectively. These bank debts are secured over certain of the Group’s notes receivable, inventories and time deposits with maturities over one year.

	At December 31,
	2006	2007
	RMB	RMB

Total debts:
- interest free	68	60
- at fixed rates	20,850	11,940
- at floating rates	50,479	58,622

	71,397	70,622

Weighted average effective interest rates:
- bank loans	5.51%	5.54%
- loans from a fellow CNPC subsidiary	4.98%	5.17%
- other loans	3.93%	3.64%
- corporate debentures	5.04%	4.87%
The carrying amounts and fair values of long-term debts are as follows:

	Carrying Amounts
	At December 31,
	2006	2007
	RMB	RMB

Bank loans	22,023	21,815
Loans from a fellow CNPC subsidiary	26,864	24,432
Corporate debentures	6,237	4,623
Other	1,117	1,018

	56,241	51,888

	Fair Values
	At December 31,
	2006	2007
	RMB	RMB

Bank loans	21,858	21,580
Loans from a fellow CNPC subsidiary	26,861	24,428
Corporate debentures	5,852	4,104
Other	997	883

	55,568	50,995

     The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the balance sheet dates. Such discount rates range from 0.53% to 6.54% and range from 0.81% to 7.71% per annum as of December 31, 2006 and 2007 respectively depending on the type of the debts. The carrying amounts of short-term debts approximate their fair value.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
     Maturities of long-term debts at the dates indicated below are as follows:

	At December 31,
	2006	2007
	RMB	RMB

First year	20,607	12,200
Second year	11,797	5,754
Third year	6,024	14,065
Fourth year	1,504	2,325
Fifth year	2,921	3,508
Thereafter	13,388	14,036

	56,241	51,888

24 ASSET RETIREMENT OBLIGATIONS

	Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

At beginning of the year	919	14,187	18,481
Liabilities incurred	13,258	3,589	4,818
Consolidation of PetroKazakhstan Inc.	—	—	385
Liabilities settled	(1)	(105)	(110)
Accretion expense (Note 8)	60	796	1,202
Currency translation differences	(49)	14	(15)

At end of the year	14,187	18,481	24,761

     Asset retirement obligations are in relation to oil and gas properties (Note 17).
     The Group does not have any assets that are legally restricted for purposes of setting asset retirement obligations.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
25 DEFERRED TAXES
     Deferred taxes are calculated on temporary differences under the liability method using a principal tax rate of 33% and 25% at December 31, 2006 and 2007, respectively.
     The movements in the deferred taxes account are as follows:

	Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

At beginning of the year	16,902	20,759	19,583
Transfer to income statement (Note 9)	3,959	(1,196)	820
Charge to equity	—	—	87
Consolidation of PetroKazakhstan Inc.	—	—	(174)
Currency translation differences	(102)	20	(111)

At end of the year	20,759	19,583	20,205

     Deferred tax balances are attributable to the following items:

	At December 31,
	2006	2007
	RMB	RMB

Deferred tax assets
Current:
Provisions, primarily for receivables and inventories	7,107	5,391
Tax losses of subsidiaries	2,175	95
Non current:
Shut down of manufacturing assets and impairment of long-term assets	4,342	3,172
Other	457	1,635

Total deferred tax assets	14,081	10,293

Deferred tax liabilities
Non current:
Accelerated tax depreciation	33,398	30,435
Other	266	63

Total deferred tax liabilities	33,664	30,498

Net deferred tax liabilities	19,583	20,205

     There were no material unrecognized tax losses at December 31, 2007.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
26 SHARE CAPITAL

	At December 31,
	2006	2007
	RMB	RMB

Registered, issued and fully paid:
State-owned shares	157,922	—
A shares	—	161,922
H shares	21,099	21,099

	179,021	183,021

	Year Ended December 31,
Number of Shares of the Company (millions)	2005	2006	2007
	RMB	RMB	RMB

Beginning balance	175,824	179,021	179,021
Issuance of shares	3,197	—	4,000

Ending balance	179,021	179,021	183,021

     In accordance with the Restructuring Agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion state-owned shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion state-owned shares were the initial registered capital of the Company with a par value of RMB 1.00 yuan per share.
     On April 7, 2000, the Company issued 17,582,418,000 shares, represented by 13,447,897,000 H shares and 41,345,210 ADSs (each representing 100 H shares) in a global initial public offering (“Global Offering”) and the trading of the H shares and the ADSs on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange commenced on April 7, 2000 and April 6, 2000, respectively. The H shares and ADSs were issued at prices of HK$1.28 per H share and US$16.44 per ADS respectively for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares.
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
     On November 5, 2007, the Company issued 4,000,000,000 new A shares at RMB 16.70 yuan per share and net proceeds to the Company amounted to approximately RMB 66,243 and the listing and trading of the A Shares on the Shanghai Stock Exchange commenced on November 5, 2007.
     Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.
     Shareholders’ rights are governed by the Company Law of the PRC that requires an increase in registered capital to be approved by the shareholders in shareholders’ general meetings and the relevant PRC regulatory authorities.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
27 RESERVES

	Year Ended December 31,
	2006	2007
	RMB	RMB
Revaluation Reserve
Beginning balance	79,946	79,946

Ending balance	79,946	79,946
Capital Reserve
Beginning balance	(8,881)	(8,881)
Issuance of A shares (Note 26)	—	66,243

Ending balance	(8,881)	53,362
Statutory Common Reserve Fund (Note a)
Beginning balance	48,736	89,928
Transfer from retained earnings	13,355	12,768
Transfer from Statutory Common Welfare Fund	27,837	—

Ending balance	89,928	102,696
Statutory Common Welfare Fund (Note b)
Beginning balance	27,837	—
Transfer from retained earnings	—	—
Transfer to Statutory Common Reserve Fund	(27,837)	—

Ending balance	—	—
Currency translation differences
Beginning balance	(379)	(570)
Currency translation differences	(191)	(771)

Ending balance	(570)	(1,341)
Other reserves
Beginning balance	(14,703)	(16,859)
Purchase from minority interest in subsidiaries (Note 35)	(2,156)	(113)
Fair value gain of available-for-sale financial assets	—	261

Ending balance	(16,859)	(16,711)

	143,564	217,952

(a)	Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net income, as determined under the PRC accounting regulations, to a Statutory Common Reserve Fund (“Reserve Fund”). Appropriation to the Reserve Fund may be ceased when the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

The Reserve Fund shall only be used to make good previous years’ losses, to expand the Company’s production operations, or to increase the capital of the Company. Upon approval by a resolution of shareholders’ general meeting, the Company may convert its Reserve Fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the Reserve Fund after such issue is not less than 25% of the Company’s registered capital.

(b)	Pursuant to the Company Law of the PRC revised on October 27, 2005 and carried out as of January 1, 2006, the Company is no longer required to allocate its net income to the Statutory Common Welfare Fund from January 1, 2006. In accordance with the Circular on Accounting Treatment Following the

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)

Implementation of Company Law issued by the Ministry of Finance of the PRC on March 15, 2006, the Company transferred the Statutory Common Welfare Fund balance as at December 31, 2005 to the Statutory Common Reserve Fund.

(c)	According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2006 and 2007, the Company’s distributable reserve amounted to RMB 205,379 and RMB 228,016 which was computed under IFRS and under PRC accounting regulations, respectively.

(d)	As of December 31, 2006 and 2007, revaluation surpluses realized through the depreciation or disposal of revalued assets amounted to approximately RMB 57,832 and RMB 61,121, respectively.
28 PENSIONS
     The Group participates in various employee retirement benefit plans (Note 3(u)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2005, 2006 and 2007 amounted to RMB 3,104, RMB 4,645 and RMB 5,744, respectively.
29 CONTINGENT LIABILITIES
(a) Bank and other guarantees
     At December 31, 2007, the Group had contingent liabilities in respect of guarantees made to China Petroleum Finance Company Limited (“CP Finance”, a subsidiary of CNPC) from which it is anticipated that no material liabilities will arise.

	At December 31,
	2006	2007
	RMB	RMB
Guarantee of debts of equity affiliates from CP Finance	162	77
Guarantee of debts of third party from a State-controlled bank	41	—

	203	77

(b) Environmental liabilities
     CNPC and the Group have operated in China for many years. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, that may have a material adverse effect on the financial position of the Group.
(c) Legal contingencies
     The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcome of such contingencies, lawsuits or other proceedings cannot be determined at present, the management of the Group believes that any resulting liabilities may not have a material adverse effect on the financial position of the Group.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
(d) Leasing of roads, land and buildings
     According to the Restructuring Agreement entered into between the Company and CNPC in 2000:
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
     As at December 31, 2007, CNPC had obtained formal land use right certificates in relation to 27,554 out of the above-mentioned 28,649 parcels of land and some building ownership certificates for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The Directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In management’s opinion, the outcome of the above events may not have a material adverse effect on the financial position of the Group.
(e) Group insurance
     Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, management believes that any resulting liabilities may not have a material adverse effect on the financial position of the Group.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
30 COMMITMENTS
(a) Operating lease commitments
     Operating lease commitments of the Group are mainly for leasing of land and buildings and equipment. Leases range from one to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2007 and 2006 under non-cancellable operating leases are as follows:

	At December 31,
	2006	2007
	RMB	RMB

First year	3,099	3,394
Second year	2,749	3,077
Third year	2,714	2,927
Fourth year	3,040	3,322
Fifth year	3,102	2,650
Thereafter	80,076	79,025

	94,780	94,395

     Operating lease expenses for land and buildings and equipment were RMB 4,850, RMB 5,378 and RMB 7,439 for the years ended December 31, 2005, 2006 and 2007, respectively.
(b) Capital commitments

	At December 31,
	2006	2007
	RMB	RMB

Contracted but not provided for
Oil and gas properties	273	26
Equipment and Machinery	8,658	11,345
Other	262	250

	9,193	11,621

(c) Exploration and production licenses
     The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 534, RMB 662 and RMB 660 for the year ended December 31, 2005, 2006 and 2007, respectively.
     Estimated annual payments for the next five years are as follows:

RMB

2008	906
2009	906
2010	906
2011	906
2012	906

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
31 MAJOR CUSTOMERS
     The Group’s major customers are as follows:

	Year Ended December 31,
	2005		2006		2007
		% to Total		% to Total		% to Total
	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue
	RMB	%	RMB	%	RMB	%

China Petroleum & Chemical
Corporation	35,848	6	44,028	6	50,292	6
CNPC	19,823	4	27,714	4	31,325	4

	55,671	10	71,742	10	81,617	10

32 RELATED PARTY TRANSACTIONS
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
     The Group has extensive transactions with other companies of the CNPC Group. Because of the relationship, it is possible that the terms of the transactions between the Group and other members of the CNPC Group are not the same as those that would result from transactions with other related parties or wholly unrelated parties.
     The Company and CNPC entered into a Comprehensive Products and Services Agreement on March 10, 2000 for a range of products and services which may be required and requested by either party; a Land Use Rights Leasing Contract under which CNPC leases 42,476 parcels of land located throughout the PRC to the Company; and a Buildings Leasing Contract under which CNPC leases 191 buildings located throughout the PRC to the Company.
     The terms of the current Comprehensive Products and Services Agreement were amended in 2005 and the agreement is effective through December 31, 2008. The products and services to be provided by the CNPC Group to the Company under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services are provided in accordance with (1) state-prescribed prices; or (2) where there is no state-prescribed price, relevant market prices; or (3) where neither (1) nor (2) is applicable, actual cost incurred; or the agreed contractual price, being the actual cost plus a margin of not more than 15% for certain construction and technical services, and 3% for all other types of services.
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

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
     In addition to the related party information shown elsewhere in the consolidated financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the years and balances arising from related party transactions at the end of the years indicated below:
     (a) Bank deposits

	Note		At December 31,
			2006	2007
			RMB	RMB

Bank deposits
CP Finance	(i	)	8,937	8,393
State-controlled banks and other financial institutions			37,744	66,611

			46,681	75,004

	Note		Year Ended December 31,
			2005	2006	2007
			RMB	RMB	RMB

Interest income from bank deposits
CP Finance	(i	)	33	81	159
State-controlled banks and other financial institutions			1,582	1,804	1,024

			1,615	1,885	1,183

     (i) CP Finance is a subsidiary of CNPC and a non-bank financial institution established with the approval from the People’s Bank of China. The deposits yield interest at prevailing saving deposit rates.
     (b) Sales of goods and services

	Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Sales of goods
Equity affiliates and jointly controlled entities
- Crude Oil	883	5,023	2,374
- Refined Products	9,766	19,779	18,628
- Chemical Products	308	90	753
CNPC and its subsidiaries
- Crude Oil	155	1,546	1,766
- Refined Products	12,364	16,847	16,806
- Chemical Products	4,805	5,691	7,161
- Natural Gas	820	1,346	1,835
- Other	650	277	339
Other state-controlled enterprises
- Crude Oil	37,168	39,632	47,597
- Refined Products	86,505	68,370	58,903
- Chemical Products	18,275	8,979	10,849
- Natural Gas	8,127	7,713	9,882

	179,826	175,293	176,893

     Sales of goods to related parties are conducted at market prices.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)

	Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Sales of services
CNPC and its subsidiaries	1,029	2,007	3,418
Other state-controlled enterprises	3,592	7,761	8,497

	4,621	9,768	11,915

     Sales of services principally represent the provision of the services in connection with the transportation of crude oil and natural gas at market prices.
     (c) Purchases of goods and services

		Year Ended December 31,
	Notes	2005	2006	2007
		RMB	RMB	RMB

Purchases of goods	(i)
Equity affiliates and jointly controlled entities		4,220	9,868	29,239
Other state-controlled enterprises		59,719	50,995	58,726
Purchases of services
Equity affiliates and jointly controlled entities		43	126	136
CNPC and its subsidiaries
- Fees paid for construction and technical services	(ii)
- exploration and development services	(iii)	39,653	50,485	60,194
- other construction and technical services	(iv)	25,010	32,256	37,063
- Fees for production services	(v)	23,344	32,730	38,395
- Social services charges	(vi)	2,153	2,301	2,229
- Ancillary services charges	(vii)	2,345	2,458	2,635
- Commission expense and other charges	(viii)	1,612	1,241	1,178
Other state-controlled enterprises	(ix)	6,390	7,703	3,546

		164,489	190,163	233,341

(i)	Purchases of goods principally represent the purchases of raw materials, spare parts and low cost consumables at market prices.

(ii)	Under the Comprehensive Products and Services Agreement entered into between CNPC and the Company, certain construction and technical services provided by CNPC are charged at cost plus an additional margin of not more than 15%, including exploration and development services and oilfield construction services.

(iii)	Direct costs for exploration and development services comprise geophysical survey, drilling, well cementing, logging and well testing.

(iv)	The fees paid for other construction and technical services comprise fees for construction of refineries and chemical plants and technical services in connection with oil and gas exploration and production activities such as oilfield construction, technology research, engineering and design, etc..

(v)	The fees paid for production services comprise fees for the repair of machinery, supply of water, electricity and gas at the state-prescribed prices, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery at cost or market prices.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
(vi)	These represent expenditures for social welfare and support services which are charged at cost.

(vii)	Ancillary service charges represent mainly fees for property management, the provision of training centers, guesthouses, canteens, public shower rooms, etc., at market prices.

(viii)	CNPC purchases materials on behalf of the Company and charges commission thereon. The commission is calculated at rates ranging from 1% to 5% of the goods purchased.

(ix)	Purchases of services from other state-controlled enterprises principally represent the purchases of the construction and technical services at market prices.
(d) Purchases of assets

	Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Purchases of assets
Equity affiliates and jointly controlled entities	11	2	—
CNPC and its subsidiaries	5,870	1,795	2,395
Other state-controlled enterprises	6,813	6,617	5,840

	12,694	8,414	8,235

     Purchases of assets principally represent the purchases of manufacturing equipment, office equipment, and transportation equipment, etc., at market prices.
(e) Year-end balances arising from sales/purchases of goods/services/assets

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)

	At December 31,
	2006	2007
	RMB	RMB

Accounts receivable from related parties at the end of the year
Equity affiliates and jointly controlled entities	82	296
Fellow subsidiaries (CNPC Group)	599	3,796
Other state-controlled enterprises	1,566	1,910

	2,247	6,002

Less: Allowance for doubtful accounts receivable
Equity affiliates and jointly controlled entities	(5)	—
Fellow subsidiaries (CNPC Group)	(232)	(189)
Other state-controlled enterprises	(861)	(708)

	(1,098)	(897)

	1,149	5,105

Prepayments and other receivables from related parties at the end of the year
Equity affiliates and jointly controlled entities	4,307	2,412
Parent (CNPC)	196	—
Fellow subsidiaries (CNPC Group)	7,220	10,335
Other state-controlled enterprises	4,202	6,809

	15,925	19,556

Less: Allowance for doubtful receivables
Equity affiliates and jointly controlled entities	(212)	(39)
Fellow subsidiaries (CNPC Group)	(4)	(22)
Other state-controlled enterprises	(299)	(79)

	(515)	(140)

	15,410	19,416

Accounts payable and accrued liabilities to related parties at the end of the year
Equity affiliates and jointly controlled entities	1,444	117
Parent (CNPC)	2,321	922
Fellow subsidiaries (CNPC Group)	26,046	32,154
Other state-controlled enterprises	5,462	7,141

	35,273	40,334

	Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Net changes in allowance for doubtful accounts receivable from related parties charged to the consolidated statements of income
Equity affiliates and jointly controlled entities	—	5	(5)
Fellow subsidiaries (CNPC Group)	24	(11)	(32)
Other state-controlled enterprises	(62)	(52)	—

	(38)	(58)	(37)

Net changes in allowance for doubtful receivables from related parties charged to the consolidated statements of income
Equity affiliates and jointly controlled entities	(55)	(20)	(173)
Fellow subsidiaries (CNPC Group)	55	(32)	18
Other state-controlled enterprises	(35)	12	(218)

	(35)	(40)	(373)

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
     (f) Leases

		Year Ended December 31,
	Notes	2005	2006	2007
		RMB	RMB	RMB
Advance operating lease payments paid to related parties:	(i)
Parent (CNPC)		232	—	—
Other state-controlled enterprises		33	49	88

		265	49	88

Other operating lease payments paid to related parties:	(ii)
Parent (CNPC)		2,192	2,276	2,292
Other state-controlled enterprises		5	16	21

		2,197	2,292	2,313

(i)	Advance operating lease payments principally represent the advance payment paid for the long-term operating lease of land and gas stations at prices prescribed by local governments or market prices.

(ii)	Other operating lease payments to CNPC principally represent the rental paid for the operating lease of land and buildings at the prices prescribed in the Land Use Rights Leasing Contract, the Buildings Leasing Contract and Supplemental Buildings Leasing Agreement with CNPC.

	At December 31,
	2006	2007
	RMB	RMB
Operating lease payable to related parties
Parent (CNPC)	—	16
Other state-controlled enterprises	7	—

	7	16

     (g) Loans

	Year Ended December 31,
	2005	2006	2007
Loans to related parties	RMB	RMB	RMB

Loans to equity affiliates:
Beginning of the year	569	1,640	1,800
Loans advanced during year	1,392	1,034	366
Loans repayments received	(321)	(884)	(322)
Interest charged	29	154	129
Interest received	(29)	(144)	(120)

End of the year	1,640	1,800	1,853

     Loans to equity affiliates are included in prepaid expenses and other current assets (see Note 16).

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
     The loans to related parties are mainly with interest rates ranging from 9.07% to 9.36% and 5.20% to 8.60% per annum as of December 31, 2006 and 2007, respectively.

		Year Ended December 31,
	Notes	2005	2006	2007
Loans from related parties		RMB	RMB	RMB

Loans from CP Finance:	(i)
Beginning of the year		29,932	27,319	27,184
Loan received during year		10,187	7,408	7,238
Loan repayments paid		(12,706)	(7,350)	(9,575)
Interest charged		1,297	1,327	1,377
Interest paid		(1,294)	(1,305)	(1,388)
Currency translation differences		(97)	(215)	(343)

End of the year		27,319	27,184	24,493

Loans from state-controlled banks and other financial institutions:	(ii)
Beginning of the year		36,562	31,178	32,810
Loan received during year		24,715	28,457	38,320
Loan repayments paid		(29,976)	(26,576)	(36,335)
Interest charged		1,670	1,598	1,869
Interest paid		(1,664)	(1,626)	(1,875)
Currency translation differences		(129)	(221)	(526)

End of the year		31,178	32,810	34,263

Loans from other related parties:	(iii)
Beginning of the year		16	62	5
Loan received during year		51	—	—
Loan repayments paid		(5)	(57)	—
Interest charged		1	2	—
Interest paid		(1)	(2)	—

End of the year		62	5	5

(i)	The loans from CP Finance are mainly with interest rates ranging from 4.46% to 6.06% and 4.46% to 7.47% per annum as of December 31, 2006 and 2007, respectively with maturities through 2032.

(ii)	The loans from state-controlled banks and other financial institutions are mainly with interest rates ranging from zero to 8.66% and zero to 8.66% per annum as of December 31, 2006 and 2007, respectively with maturities through 2038.

(iii)	The loans from other related parties are mainly with interest rate at 6.32% and 6.32% per annum as of December 31, 2006 and 2007 respectively, and with no fixed repayment terms.
     The secured loans from related parties amounted to RMB 23 and RMB Nil at December 31, 2006 and 2007, respectively.
     The guaranteed loans amounted to RMB 597 and RMB 528 at December 31, 2006 and 2007, respectively. Debts of RMB 498 are from non-related parties, long-term and guaranteed by CNPC and debts of RMB 30 are from non-related parties, short-term and guaranteed by the Company and third parities.
     Information on loans from related parties are included in Note 23.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
     (h) Key management compensation

	Year Ended December 31,
	2005	2006	2007
	RMB’000	RMB’000	RMB’000
Fee for key management personnel
- Directors and supervisors	897	1,473	1,504
Salaries, allowances and other benefits(i)
-Directors and supervisors	4,031	3,937	3,767
-Other key management	2,207	2,447	5,002
Contribution to retirement benefit scheme
- Directors and supervisors	57	165	136
- Other key management	37	133	209

	7,229	8,155	10,618

(i)	Salaries, allowances and other benefits do not include deferred payments made to directors and other key management in accordance with the relevant PRC government regulations, in respect of 2004 to 2006 in the amount of RMB 5,143 thousand.
     As at December 31, 2007, none of the key management personnel had exercised the share appreciation rights. The liability for the units awarded to key management personnel amounted to approximately RMB 177, RMB 329 and RMB 395 at December 31, 2005, 2006 and 2007, respectively.
     (i) Contingent liabilities
     The Group has disclosed in Note 29 in respect of the contingent liabilities arising from the guarantees made for related parties.
     (j) Collateral for debts
     The Group pledged time deposits with maturities over one year as collaterals with certain banks for the debts of subsidiaries and equity affliates.
     As at December 31, 2006 and 2007, the time deposits with maturities over one year of RMB 2,499 and RMB 5,053, were secured including for the debts of subsidiaries of RMB 312 and RMB 3,287 and for the debts of equity affliates of RMB 2,187 and RMB 1,757, respectively.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
33 EMOLUMENTS OF DIRECTORS AND SUPERVISORS
     Details of the emoluments of directors and supervisors for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007				2006	2005
	Fee for	Salaries,
	directors	allowances	Contribution
	and	and other	to retirement
Name	supervisors	benefits	benefit scheme	Total	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Chairman:
Mr. Chen Geng (iii), (iv)	—	586	12	598	797	790
Mr. Jiang Jiemin (iv)	—	886	30	916	722	625

	—	1,472	42	1,514	1,519	1,415

Executive directors:
Mr. Su Shulin (ii)	—	—	—	—	684	686
Mr. Duan Wende (iv)	—	794	30	824	684	686

	—	794	30	824	1,368	1,372

Non-executive directors:
Mr. Zheng Hu	—	—	—	—	—	—
Mr. Zhou Jiping	—	—	—	—	—	—
Mr. Wang Yilin	—	—	—	—	—	—
Mr. Zeng Yukang	—	—	—	—	—	—
Mr. Gong Huazhang	—	—	—	—	—	—
Mr. Jiang Fan	—	480	19	499	461	33
Mr. Chee-chen Tung	264	—	—	264	275	275
Mr. Liu Hongru	349	—	—	349	279	274
Mr. Franco Bernabè	257	—	—	257	259	279
Mr. Zou Haifeng (i)	—	—	—	—	—	283

	870	480	19	1,369	1,274	1,144

Supervisors:
Mr. Wang Fucheng	—	—	—	—	—	530
Mr. Wen Qingshan	—	—	—	—	—	—
Mr. Sun Xianfeng	—	—	—	—	—	—
Mr. Xu Fengli (iii)	—	252	12	264	459	374
Mr. Qin Gang	—	454	15	469	295	—
Mr. Li Yongwu	315	—	—	315	330	12
Mr. Wu Zhipan	319	—	—	319	330	57
Mr. Sun Chongren (i)	—	—	—	—	—	81
Mr. Zhang Jinzhu	—	315	18	333	—	—

	634	1,021	45	1,700	1,414	1,054

	1,504	3,767	136	5,407	5,575	4,985

(i)	No longer a director or supervisor since November 8, 2005.

(ii)	No longer a director since November 24, 2006.

(iii)	No longer a director or supervisor since May 16, 2007.

(iv)	Salaries, allowances and other benefits do not include deferred payments made to directors in accordance with the relevant PRC government regulations, in respect of 2004 to 2006 in the amount of RMB 2,402 thousand.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
     The emoluments of the directors and supervisors fall within the following bands (including directors and supervisors whose term expired during the year):

	2007	2006	2005
	Number	Number	Number

RMB Nil — RMB 1 million	20	20	25

     Fee for directors and supervisors disclosed above included RMB 828 thousand, RMB 813 thousand and RMB 870 thousand respectively, for the years ended December 31, 2005, 2006 and 2007 paid to independent non-executive directors.
     None of the directors and supervisors has waived their remuneration during the years indicated above.
     The five highest paid individuals in the Group for each of the years indicated above were also directors or supervisors and their emoluments are reflected in the analysis shown above.
     During 2005, 2006 and 2007, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.
     The Company has adopted a share-based compensation scheme which is a share appreciation right arrangement payable in cash to the recipients upon exercise of the rights which became effective on the initial public offering of the H shares of the Company on April 7, 2000. The directors, supervisors and senior executives of the Company are eligible for the scheme. 87,000,000 units of share appreciation rights were granted to senior executives. 35,000,000 units were granted to the directors and supervisors; of these 35,000,000 units, 33,130,000 units are outstanding, net of subsequent forfeiture of 1,870,000 units by a former independent director.
     The rights can be exercised on or after April 8, 2003, the third anniversary of the grant, up to April 7, 2008. The exercise price is the price as at the initial public offering being HK $1.28 per share (Note 26).
     As at December 31, 2007, none of the holders of the share appreciation rights had exercised the rights. The liability for the units awarded under the scheme has been calculated based on the fair value of the liability incurred and is expensed over the vesting period. The liability is remeasured at each balance sheet date to its fair value, and amounted to approximately RMB 1,167 and RMB 1,400 at December 31, 2006 and 2007.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
34 SEGMENT INFORMATION
     The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing and Natural Gas and Pipeline.
     The Exploration and Production segment is engaged in the exploration, development, production and sale of crude oil and natural gas.
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
     In addition to these four major business segments, the Other segment includes the assets, income and expenses relating to cash management, financing activities, the corporate center, research and development, and other business services to the operating business segments of the Group.
     Most assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. In addition to its operations in the PRC, the Group also has overseas operations through subsidiaries engaging in the exploration and production of crude oil and natural gas.
     The accounting policies of the operating segments are the same as those described in Note 3 - “Summary of Principal Accounting Policies”.
     Operating segment information for the years ended December 31, 2005, 2006 and 2007 is presented below:

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
Primary reporting format —business segments

	Exploration	Refining
	and	and	Chemicals and	Natural
Year Ended December 31, 2005	Production	Marketing	Marketing	Gas and Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Sales and other operating revenues (including intersegment)	337,208	428,494	73,978	26,214	—	865,894
Less: Intersegment sales	(270,943)	(33,019)	(4,754)	(4,949)	—	(313,665)

Total sales and other operating revenues from external customers	66,265	395,475	69,224	21,265	—	552,229

Depreciation, depletion and amortization	(30,896)	(8,964)	(6,869)	(4,478)	(98)	(51,305)

Segment result	220,452	2,116	6,896	3,639	(1,357)	231,746
Other costs	(12,372)	(21,926)	(3,620)	(456)	(1,201)	(39,575)

Income/(loss) from operations	208,080	(19,810)	3,276	3,183	(2,558)	192,171

Finance costs						(750)
Income from equity affiliates and jointly controlled entities	1,851	522	15	—	13	2,401

Income before income taxes						193,822
Income taxes						(54,180)

Income for the year						139,642

Interest income(including intersegment)	3,912	998	387	100	5,763	11,160
Less: Intersegment interest income						(9,236)

Interest income from external entities						1,924

Interest expense(including intersegment)	(3,631)	(2,659)	(636)	(1,105)	(3,967)	(11,998)
Less: Intersegment interest expense						9,236

Interest expense to external entities						(2,762)

Segment assets	460,814	207,168	76,414	69,229	543,894	1,357,519
Elimination of intersegment balances						(591,830)
Investments in equity affiliates and jointly controlled entities	5,470	6,605	250	—	53	12,378

Total assets						778,067

Segment capital expenditure — for property, plant and equipment	83,214	16,454	13,569	11,137	427	124,801

Segment liabilities	147,610	97,918	30,559	40,847	161,755	478,689
Other liabilities						46,735
Elimination of intersegment balances						(291,024)

Total liabilities						234,400

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)

	Exploration	Refining
	and	and	Chemicals and	Natural
Year Ended December 31, 2006	Production	Marketing	Marketing	Gas and Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Sales and other operating revenues (including intersegment)	421,340	543,299	82,791	38,917	1,080	1,087,427
Less: Intersegment sales	(339,619)	(44,806)	(7,983)	(5,617)	(424)	(398,449)

Total sales and other operating revenues from external customers	81,721	498,493	74,808	33,300	656	688,978

Depreciation, depletion and amortization	(37,080)	(12,080)	(6,417)	(5,263)	(548)	(61,388)
Segment result	232,404	(5,206)	8,208	9,470	(3,058)	241,818
Other costs	(12,544)	(23,958)	(3,150)	(484)	(3,706)	(43,842)

Income/(loss) from operations	219,860	(29,164)	5,058	8,986	(6,764)	197,976

Finance costs						(1,080)
Income from equity affiliates and jointly controlled entities	1,889	333	38	1	16	2,277

Income before income taxes						199,173
Income taxes						(49,776)

Income for the year						149,397

Interest income(including intersegment)	4,853	1,471	634	157	7,171	14,286
Less: Intersegment interest income						(12,220)

Interest income from external entities						2,066

Interest expense(including intersegment)	(5,043)	(3,790)	(679)	(1,614)	(4,314)	(15,440)
Less: Intersegment interest expense						12,220

Interest expense to external entities						(3,220)

Segment assets	484,547	246,828	79,964	75,432	638,616	1,525,387
Elimination of intersegment balances						(686,180)
Investments in equity affiliates and jointly controlled entity	27,127	5,587	153	20	69	32,956

Total assets						872,163

Segment capital expenditure — for property, plant and equipment	105,192	19,206	10,681	11,309	2,358	148,746

Segment liabilities	181,542	116,002	27,092	43,616	170,152	538,404
Other liabilities						43,517
Elimination of intersegment balances						(327,349)

Total liabilities						254,572

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)

	Exploration	Refining
	and	and	Chemicals and	Natural
Year Ended December 31, 2007	Production	Marketing	Marketing	Gas and Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Sales and other operating revenues (including intersegment)	468,175	670,844	102,718	50,066	1,718	1,293,521
Less: Intersegment sales	(376,451)	(63,766)	(11,009)	(6,610)	(648)	(458,484)

Total sales and other operating revenues from external customers	91,724	607,078	91,709	43,456	1,070	835,037

Depreciation, depletion and amortization	(42,945)	(11,184)	(5,923)	(5,926)	(647)	(66,625)

Segment result	220,430	9,341	13,256	13,057	(3,388)	252,696
Other costs	(13,843)	(30,021)	(5,425)	(562)	(2,990)	(52,841)

Income/(loss) from operations	206,587	(20,680)	7,831	12,495	(6,378)	199,855

Finance costs						(2,471)
Income from equity affiliates and jointly controlled entities	6,460	477	41	2	17	6,997

Income before income taxes						204,381
Income taxes						(49,152)

Income for the year						155,229

Interest income(including intersegment)	7,346	2,021	804	122	8,846	19,139
Less: Intersegment interest income						(17,149)

Interest income from external entities						1,990

Interest expense(including intersegment)	(7,492)	(4,695)	(901)	(1,720)	(5,936)	(20,744)
Less: Intersegment interest expense						17,149

Interest expense to external entities						(3,595)

Segment assets	548,895	274,435	94,976	80,252	819,153	1,817,711
Elimination of intersegment balances						(784,115)
Investments in equity affiliates and jointly controlled entities	21,339	4,973	138	17	68	26,535

Total assets						1,060,131

Segment capital expenditure- for property, plant and equipment	134,256	26,546	8,165	11,003	1,613	181,583

Segment liabilities	225,483	145,263	33,389	39,790	188,774	632,699
Other liabilities						43,013
Elimination of intersegment balances						(391,928)

Total liabilities						283,784

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
Note (a)	—	Intersegment sales are conducted principally at market price.

Note (b)	—	Segment result is income from operations before other costs. Other costs include selling, general and administrative expenses and other net expense.

Note (c)	—	Segment results for the years ended December 31, 2005, 2006 and 2007 include impairment provision for property, plant and equipment (Note 17).

Note (d)	—	Other liabilities mainly include income tax payable, other taxes payable and deferred income taxes.

Note (e)	—	Elimination of intersegment balances represents elimination of intersegment accounts and investments.

Note (f)	—	Effective January 1, 2006, the results of operations, together with the corresponding assets and liabilities, of certain research and development activities of the Group are reclassified from the Exploration and Production segment, the Refining and Marketing segment, the Chemicals and Marketing segment and the Natural Gas and Pipeline segment to the Other segment to reflect the changes in the manner under which these activities are managed. The results of operations, together with the corresponding assets and liabilities, of these research and development activities were included in the previously reported segments in the segment information for the year ended December 31, 2005. Selected financial data of these research and development activities as of December 31, 2005 and for the year ended December 31, 2005 are as follows:

	Exploration	Refining	Chemicals	Natural
	and	and	and	Gas and
Year ended December 31, 2005	Production	Marketing	Marketing	Pipeline	Total
	RMB	RMB	RMB	RMB	RMB

Turnover (including intersegment)	543	—	39	—	582
Turnover from external customers	21	—	29	—	50
Depreciation, depletion and amortization	(295)	(26)	(64)	(6)	(391)
Segment result	(714)	(88)	(162)	(21)	(985)
Other costs	(664)	(96)	(81)	(42)	(883)
Loss from operations	(1,378)	(184)	(243)	(63)	(1,868)
Income from equity affiliates and jointly controlled entities	3	—	—	—	3
Interest income	—	—	—	—	—
Interest expense	(15)	—	—	—	(15)
Segment assets	2,163	272	374	52	2,861
Segment liabilities	1,183	320	164	21	1,688
Secondary reporting format — geographical segments

	Revenue		Total assets		Capital expenditure
Year Ended December 31,	2006	2007	2006	2007	2006	2007
	RMB	RMB	RMB	RMB	RMB	RMB

PRC	665,267	807,706	811,919	979,124	142,371	171,510
Other (Exploration and Production)	23,711	27,331	60,244	81,007	6,375	10,073

	688,978	835,037	872,163	1,060,131	148,746	181,583

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
35 PRINCIPAL SUBSIDIARIES
     The principal subsidiaries of the Group are:

				Attributable
	Country of	Paid-up	Type of	Equity
Company Name	Incorporation	Capital RMB	Legal Entity	Interest %	Principal Activities
Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	Exploration, production and sale of crude oil and natural gas; production and sale of refined products

Daqing Yu Shu Lin Oilfield Company Limited	PRC	1,272	Limited liability company	88.16	Exploration, production and sale of crude oil and natural gas

CNPC Exploration and Development Company Limited	PRC	100	Limited liability company	50.00	Exploration, production and sale of crude oil and natural gas outside of the PRC

PetroKazakhstan Inc. (Note 18)	Canada	US Dollar 2,465 million	Joint stock company with limited liability	67.00	Exploration, production and sale of crude oil and natural gas outside of the PRC

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
Pursuant to the resolutions passed at the Board of Directors’ meeting held on October 26, 2005, the Company offered to acquire and complete the acquisition of all of the outstanding shares from the minority shareholders of the following entities of the Group.

					Equity
	Number of	Purchase		Total cash	interest held
Entity	outstanding	price per	Number of shares	consideration	after the
name	shares	share	acquired	paid	acquisition %

Jinzhou PetroChemical Company Limited (“JCPL”)	150,000,000 A shares	RMB 4.25 yuan per A share	150,000,000 A shares as of June 30, 2007	RMB 638 as of December 31, 2007	100.00	JCPL was delisted from the Shenzhen Stock Exchange on January 4, 2006.

						In November 2007, the Liaoning Administration for Industry and Commerce approved JCPL’s deregistration as an incorporated company.

Jilin Chemical Industrial Company Limited (“JCIC”)	200,000,000 A shares	RMB 5.25 yuan per A share	200,000,000 A shares as of December 31, 2007	RMB 3,862 as of December 31, 2007	100.00	JCIC was delisted from the Shenzhen Stock Exchange on February 20, 2006.

	964,778,000 H shares (including American Depositary Shares) (“ADS”)	HK$2.80 per H share	964,778,000 H shares (including ADS) as of December 31, 2007			JCIC was delisted from the Stock Exchange of Hong Kong Limited and the New York Stock Exchange on January 23, 2006 and February 15, 2006, respectively.

						In December 2007, the Jilin Administration for Industry and Commerce approved JCIC’s deregistration as an incorporated company.

Liaohe Jinma Oilfield Company Limited (“LJOCL”)	200,000,000 A shares	RMB 8.80 yuan per A share	200,000,000 A shares as of June 30, 2007	RMB 1,763 as of December 31, 2007	100.00	LJOCL was delisted from the Shenzhen Stock Exchange on January 4, 2006.

						In May 2007, the Liaoning Administration for Industry and Commerce approved LJOCL’s deregistration as an incorporated company.
     The excess of the cost of purchase over the carrying value of the underlying assets and liabilities of the above non-wholly owned principal subsidiaries and other non-wholly subsidiaries acquired was recorded in equity, and this amounted to RMB 2,156 and RMB 113 for the year ended December 31, 2006 and 2007, respectively.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in millions unless otherwise stated)
36 EVENTS AFTER BALANCE SHEET DATE
     On May 12, 2008, an earthquake struck the Wenchuan area of Sichuan Province of the PRC. The Company is currently assessing the financial effect on the consolidated financial statements of Group arising from the earthquake.
37 APPROVAL OF FINANCIAL STATEMENTS
     The financial statements were approved by the Board of Directors on March 19, 2008 and by the shareholders of the Company at the annual general meeting held on May 15, 2008.

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)
     In accordance with US Statement of Financial Accounting Standard No. 69, Disclosures about Oil and Gas Producing Activities, this section provides supplemental information on oil and gas exploration and producing activities of the Company and its subsidiaries (the “Group”) and also the Group’s investments that are accounted for using the equity method of accounting.
Results of Operations

	Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Sales and other operating revenues
Sales to third parties	66,265	81,721	91,724
Intersegment sales	261,558	313,654	336,999

	327,823	395,375	428,723
Production costs excluding taxes	(41,713)	(54,800)	(63,118)
Exploration expenses	(15,566)	(18,822)	(20,648)
Depreciation, depletion and amortization	(25,819)	(31,540)	(36,400)
Taxes other than income taxes	(10,239)	(41,354)	(56,474)
Accretion expense	(60)	(796)	(1,202)

Income before income taxes	234,426	248,063	250,881
Income taxes	(64,816)	(65,554)	(57,386)

Results of operations from producing activities	169,610	182,509	193,495

Income from producing activities of equity affiliates and jointly controlled entities	1,880	4,424	5,293

Capitalised Costs

	Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Property costs	—	—	—
Producing assets	359,539	425,172	497,117
Support facilities	138,093	150,149	171,590
Construction-in-progress	19,394	25,461	43,070

Total capitalized costs	517,026	600,782	711,777
Accumulated depreciation, depletion and amortization	(203,416)	(233,677)	(264,992)

Net capitalized costs	313,610	367,105	446,785

Share of net capitalized costs of equity affiliates and jointly controlled entities	20,597	25,136	14,252

Costs Incurred in Property Acquisitions, Exploration and Development Activities

	Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Property acquisition costs	—	—	—
Exploration costs	25,335	30,567	36,046
Development costs	72,551	79,902	96,449

Total	97,886	110,469	132,495

Share of costs of property acquisition, exploration, and development of equity affiliates and jointly controlled entities	2,590	4,371	2,911

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
     The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. However, in accordance with a special approval from the State Council, the Ministry of Land and Resources issued production licenses effective from March 2000 to the Group for all of its crude oil and natural gas reservoirs with terms similar with the projected productive life of those reservoirs, ranging up to 55 years. Production licenses to be issued to the Group in the future will be subject to the 30-year limit unless additional special approvals can be obtained from the State Council. Each of the Group’s production licenses is renewable upon application by the Group 30 days prior to expiration. Future oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses.
     Proved reserve estimates as of December 31, 2007, 2006 and 2005 were based on reports prepared by DeGolyer and MacNaughton and Gaffney, Cline & Associates, independent engineering consultants. The Group’s reserve estimates were prepared for each oil and gas field within oil and gas regions and adjusted for the estimated effects of using prices and costs prevailing at the end of the period. The Company’s reserve estimates include only crude oil and natural gas, which the Company believes can be reasonably produced within the current terms of production licenses.
     Estimated quantities of net proved oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the period indicated are as follows:

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

	Crude Oil and
	Condensate	Natural Gas
	(millions of barrels)	(billions of cubic feet)

Proved developed and undeveloped
Reserves at January 1, 2005	11,501	45,249
Changes resulting from:
Revisions of previous estimates	157	213
Improved recovery	101	—
Extensions and discoveries	606	4,005
Production	(829)	(1,344)

Reserves at December 31, 2005	11,536	48,123

Changes resulting from:
Revisions of previous estimates	197	686
Improved recovery	81	—
Extensions and discoveries	635	6,248
Production	(831)	(1,588)

Reserves at December 31, 2006	11,618	53,469

Changes resulting from:
Revisions of previous estimates	84	(1,062)
Improved recovery	79	—
Extensions and discoveries	764	6,331
Production	(839)	(1,627)

Reserves at December 31, 2007	11,706	57,111

Proved developed reserves at:
December 31, 2005	9,195	19,858
December 31, 2006	9,185	22,564
December 31, 2007	9,047	26,047
Proportional interest in proved reserves of equity affiliates and jointly controlled entities at:
December 31, 2005	631	145
December 31, 2006	543	105
December 31, 2007	141	79
     At December 31, 2007, 11,062 million barrels of crude oil and condensate and 56,510.0 billion cubic feet of natural gas proved developed and undeveloped reserves are located within China, and 644 million barrels of crude oil and condensate and 601.0 billion cubic feet of natural gas proved developed and undeveloped reserves are located overseas.

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)
Standardized Measure
     The following disclosures concerning the standardized measure of future cash flows from proved oil and gas reserves are presented in accordance with the US Statement of Financial Accounting Standards No.69, Disclosures about Oil and Gas Producing Activities. The amounts shown are based on prices and costs at the end of each period, currently enacted tax rates and a 10 percent annual discount factor. Since prices and costs do not remain static, and no price or cost changes have been considered, the results are not necessarily indicative of the fair market value of estimated proved reserves, but they do provide a common benchmark which may enhance the users’ ability to project future cash flows.
     The standardized measure of discounted future net cash flows related to proved oil and gas reserves at the end of each of the three years in the period ended December 31, 2005 ,2006 and 2007 is as follows (in millions of RMB):

At December 31, 2005
Future cash inflows from sales of oil and gas	5,337,329
Future production costs	(1,043,358)
Future development costs	(156,575)
Future income tax expense	(1,279,133)

Future net cash flows	2,858,263
Discount at 10% for estimated timing of cash flows	(1,472,069)

Standardized measure of discounted future net cash flows	1,386,194

At December 31, 2006
Future cash inflows from sales of oil and gas	5,611,306
Future production costs	(1,620,761)
Future development costs	(296,175)
Future income tax expense	(1,202,980)

Future net cash flows	2,491,390
Discount at 10% for estimated timing of cash flows	(1,336,045)

Standardized measure of discounted future net cash flows	1,155,345

At December 31, 2007
Future cash inflows from sales of oil and gas	8,714,483
Future production costs	(3,049,226)
Future development costs	(437,946)
Future income tax expense	(1,569,898)

Future net cash flows	3,657,413
Discount at 10% for estimated timing of cash flows	(1,835,343)

Standardized measure of discounted future net cash flows	1,822,070

Share of standardized measure of discounted future net cash flows of equity affiliates and jointly controlled entities
At December 31, 2005	31,703
At December 31, 2006	59,825
At December 31, 2007	33,543
     Future net cash flows were estimated using period-end prices and costs, and currently enacted tax rates.

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)
     Changes in the standardized measure of discounted net cash flows for the Group for each of the three years ended December 31, 2005, 2006 and 2007 are as follows:

	Year Ended December 31,
	2005	2006	2006
	RMB	RMB	RMB

CHANGES IN STANDARDISED MEASURE OF DISCOUNTED FUTURE CASH FLOWS
Beginning of the year	1,000,458	1,386,194	1,155,345
Sales and transfers of oil and gas produced, net of production costs	(274,921)	(328,001)	(309,269)
Net changes in prices and production costs and other	523,089	(317,593)	804,330
Extensions, discoveries and improved recovery	157,343	166,249	256,476
Development costs incurred	(11,282)	(47,551)	(39,031)
Revisions of previous quantity estimates	21,678	32,306	(3,567)
Accretion of discount	144,709	200,771	171,389
Net change in income taxes	(174,880)	62,970	(213,603)

End of the year	1,386,194	1,155,345	1,822,070