Form 20-F
period 2008-12-31
PETROCHINA CO LTD
filed 2009-05-26
CIK 1108329

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008.
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

9 Dongzhimen North Street
Dongcheng District, Beijing 100007
The People’s Republic of China,
(Address of principal executive offices)

Li Huaiqi
Telephone number: 8610 59986223
Facsimile number: 8610 62099557
Email address: xwzou@petrochina.com.cn
Address: 9 Dongzhimen North Street, Dongcheng District Beijing, 100007 The People’s Republic of China
(Name, telephone, e-mail and/or facsimile number and address of registrant’s contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing 100 H Shares, par value RMB1.00 per share*	New York Stock Exchange, Inc.
H Shares, par value RMB1.00 per share	New York Stock Exchange, Inc.**

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

A Shares, par value RMB1.00 per share***	161,922,077,818(1)
H Shares, par value RMB1.00 per share	21,098,900,000****

(1):	Includes 158,164,597,259 A Shares held by CNPC and 3,757,480,559 A Shares held by the public shareholders.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑      No ☐
If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐      No ☑
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant(1) has filed all reports required to be filed by Section 13 or 15(d) or the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑      No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐      No ☐
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
Yes ☐      No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☐      No ☐

*	PetroChina’s H Shares are listed and traded on The Stock Exchange of Hong Kong Limited.

**	Not for trading, but only in connection with the registration of American Depository Shares.

***	PetroChina’s A Shares became listed on the Shanghai Stock Exchange on November 5, 2007.

****	Includes 1,850,628,100 H Shares represented by American Depositary Shares.

CERTAIN TERMS AND CONVENTIONS

Conventions Which Apply to this Annual Report

Unless the context otherwise requires, references in this annual report to:

•	“CNPC” or “CNPC group” are to our parent, China National Petroleum Corporation and its affiliates and subsidiaries, excluding PetroChina, its subsidiaries and its interests in long-term investments, and where the context refers to any time prior to the establishment of CNPC, those entities and businesses which were contributed to CNPC upon its establishment.

•	“PetroChina”, “we”, “our”, “our company” and “us” are to:

•	PetroChina Company Limited, a joint stock company incorporated in the People’s Republic of China with limited liability and its subsidiaries and branch companies, or

•	the CNPC group’s domestic crude oil and natural gas exploration and production, refining and marketing, chemicals and natural gas businesses that were transferred to us in the restructuring of the CNPC group in 1999.

•	“PRC” or “China” is to the People’s Republic of China, but does not apply to Hong Kong, Macau or Taiwan for purposes of this annual report.

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

Conversion Table

1 barrel-of-oil equivalent	= 1 barrel of crude oil	= 6,000 cubic feet of natural gas
1 cubic meter	= 35.315 cubic feet
1 ton of crude oil	= 1 metric ton of crude oil	= 7.389 barrels of crude oil (assuming an API gravity of 34 degrees)

Certain Oil and Gas Terms

Unless the context indicates otherwise, the following terms have the meanings shown below:

“acreage”	The total area, expressed in acres, over which an entity has interests in exploration or production. Net acreage is the entity’s interest, expressed in acres, in the relevant exploration or production area.

“API gravity”	An indication of the density of crude oil or other liquid hydrocarbons as measured by a system recommended by the American Petroleum Institute (API), measured in degrees. The lower the API gravity, the heavier the compound.

“condensate”	Light hydrocarbon substances produced with natural gas that condense into liquid at normal temperatures and pressures associated with surface production equipment.

“crude oil”	Crude oil, including condensate and natural gas liquids.

“development cost”	For a given period, costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas.

“finding cost”	For a given period, costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells and exploratory-type test wells. Finding cost is also known as exploration cost.

“lifting cost”	For a given period, costs incurred to operate and maintain wells and related equipment and facilities, including applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities. Lifting cost is also known as production cost.

“natural gas liquids”	Hydrocarbons that can be extracted in liquid form together with natural gas production. Ethane and pentanes are the predominant components, with other heavier hydrocarbons also present in limited quantities.

“offshore”	Areas under water with a depth of five meters or greater.

“onshore”	Areas of land and areas under water with a depth of less than five meters.

“primary distillation capacity”	At a given point in time, the maximum volume of crude oil a refinery is able to process in its basic distilling units.

“proved developed reserves”	Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

“proved reserves”	Estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not of escalations based upon future conditions.

“proved undeveloped reserves”	Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

“reserve-to-production ratio”	For any given well, field or country, the ratio of proved reserves to annual production of crude oil or, with respect to natural gas, to wellhead production excluding flared gas.

“sales gas”	Marketable production of gas on an “as sold” basis, excluding flared gas, injected gas and gas consumed in operations.

“water cut”	For a given oil region, the percentage that water constitutes of all fluids extracted from all wells in that region.

References to:

•	BOE is to barrels-of-oil equivalent,

•	Mcf is to thousand cubic feet, and

•	Bcf is to billion cubic feet.

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

PART I

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable. However, see “Item 6 — Directors, Senior Management and Employees — Directors, Senior Management and Supervisors.”

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 — KEY INFORMATION

Exchange Rates

The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each month during the previous six months and the most recent practicable date:

	Noon Buying Rate(1)
	High	Low
	(RMB per US$)

November 2008	6.8373	6.8220
December 2008	6.8842	6,8225
January 2009	6.8403	6.8225
February 2009	6.8470	6.8241
March 2009	6.8438	6.8240
April 2009	6.8361	6.8180
May 2009 (ending as of May 15)	6.8248	6.8176

(1)	For periods prior to January 1, 2009, the exchange rates reflect the noon buying rates as reported by the Federal Reserve Bank of New York. For periods after January 1, 2009, the exchange rates reflect the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board.

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2004, 2005, 2006, 2007 and 2008, calculated by averaging the noon buying rates on the last day of each month during the relevant year:

Average Noon
Buying Rate
(RMB per US$)

2004	8.2768
2005	8.1826
2006	7.9579
2007	7.5806
2008	6.9193

Selected Financial Data

Historical Financial Information

You should read the selected historical financial data set forth below in conjunction with the consolidated financial statements of PetroChina and their notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected historical income statement and cash flow data for the years ended December 31, 2006, 2007 and 2008 and the selected historical balance sheet data as of December 31, 2007 and 2008 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected historical income statement data and cash flow data for the years ended December 31, 2004 and 2005 and the selected historical balance sheet data as of December 31, 2004, 2005 and 2006 set forth below are derived from our audited financial statements not included in this annual report. Our consolidated financial statements were prepared in accordance with IFRS as issued by the International Accounting Standards Board. The financial information included in this section may not necessarily reflect our results of operations, financial position and cash flows in the future.

	Year Ended December 31,(1)
	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB
	(In millions, except for per share and per ADS data)

Income Statement Data
Revenues
Sales and other operating revenues	397,812	553,350	690,512	836,353	1,071,146

Operating expenses
Purchases, services and other	(113,428)	(198,729)	(269,301)	(369,219)	(562,122)
Employee compensation costs	(22,934)	(29,770)	(39,292)	(50,863)	(62,065)
Exploration expenses, including exploratory dry holes	(12,109)	(15,569)	(18,827)	(20,956)	(21,879)
Depreciation, depletion and amortization	(48,362)	(51,803)	(62,155)	(67,274)	(94,603)
Selling, general and administrative expenses	(28,357)	(36,634)	(43,402)	(52,257)	(59,457)
Employee separation costs and shutting down of manufacturing assets	(220)	—	—	—	—
Taxes other than income taxes	(19,943)	(23,997)	(57,208)	(73,792)	(124,115)
Other (expenses)/incomes, net	(25)	(3,083)	(430)	(1,221)	12,395

Total operating expenses	(245,378)	(359,585)	(490,615)	(635,582)	(911,846)

Income from operations	152,434	193,765	199,897	200,771	159,300

Income from equity affiliates and jointly controlled entities	1,318	2,011	1,706	6,442	4,299
Exchange gain (loss), net	8	85	272	(751)	(1,081)

	Year Ended December 31,(1)
	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB
	(In millions, except for per share and per ADS data)

Interest income	1,373	2,036	2,148	2,099	2,274
Interest expense	(3,021)	(2,879)	(3,273)	(3,604)	(2,963)

Income before taxes	152,112	195,018	200,750	204,957	161,829
Income taxes	(44,004)	(54,913)	(50,602)	(49,781)	(35,178)

Income for the year	108,108	140,105	150,148	155,176	126,651

Attributable to:
Shareholders	104,566	134,373	143,511	146,750	114,431
Minority interest	3,542	5,732	6,637	8,426	12,220

	108,108	140,105	150,148	155,176	126,651

Basic and diluted income for the year per share
Attributable to shareholders(2)	0.59	0.76	0.80	0.82	0.63
Basic and diluted income for the year per ADS Attributable to shareholders(3)	59.47	76.02	80.16	81.66	62.52

	As of December 31,(1)
	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB
	(In millions, except for per share and per ADS data)

Balance Sheet Data
Inventories	47,398	62,764	76,070	88,496	90,670
Cash and cash equivalents	13,590	82,887	50,746	68,652	32,944
Total current assets	124,275	178,592	165,498	235,549	224,473
Total non-current assets	519,366	605,132	713,043	832,131	969,701
Total current liabilities	131,459	155,992	181,125	199,222	264,337
Total non-current liabilities	67,028	81,412	75,244	86,358	82,711
Equity attributable to our shareholders	429,691	517,941	590,423	738,204	790,838
Equity attributable to minority interests	15,463	28,379	31,749	43,896	56,288
Total equity	445,154	546,320	622,172	782,100	847,126
Share capital	175,824	179,021	179,021	183,021	183,021

	Year ended December 31,(1)
	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB
	(In millions, except for per share and per ADS data)

Other Financial Data
Dividend per share	0.26	0.34	0.36	0.36	0.28
Dividend per ADS	26.34	33.80	35.75	36.25	28.14
Capital expenditures	(99,568)	(125,542)	(149,245)	(182,387)	(232,214)
Cash Flow Data
Net cash generated by operating activities	142,272	205,685	200,692	205,243	170,506
Net cash used for investing activities	(102,749)	(93,036)	(160,774)	(185,486)	(213,947)
Net cash generated by/used for financing activities	(38,819)	(42,591)	(71,643)	(1,630)	7,845

(1)	In 2008, we acquired a 100% equity interest in Sun World Limited, a company wholly owned by CNPC. As we and Sun World Limited are under the common control of CNPC, this acquisition has been reflected in our consolidated financial statements as a combination of entities under common control in a manner similar to a uniting of interests. Accordingly, the acquired assets and related liabilities have been accounted for at carryover predecessor values and our consolidated financial statements for periods prior to the combination have been restated to include the financial condition and results of operation of the acquired company as if our company and the acquired company had always been operated on a combined basis in these periods.

(2)	The basic and diluted income per share for the year ended December 31, 2004 was calculated by dividing the income for the year attributable to our shareholders by the number of 175,824 million shares issued and outstanding for the year presented. The basic and diluted income per share for the year ended December 31, 2005 was calculated by dividing the income for the year attributable to our shareholders by the weighted average number of 176,770 million shares issued and outstanding for the year presented. The basic and diluted income per share for the year ended December 31, 2006 was calculated by dividing the income for the year attributable to our shareholders by the number of 179,021 million shares issued and outstanding for the year presented. The basic and diluted income per share for the year ended December 31, 2007 was calculated by dividing the income for the year attributable to our shareholders by the weighted average number of 179,700 million shares issued and outstanding for the year presented. The basic and diluted income per share for the year ended December 31, 2008 was calculated by dividing the income for the year attributable to our shareholders by the number of 183,021 million shares issued and outstanding for the year presented.

(3)	The basic and diluted income per ADS for the year ended December 31, 2004 was calculated by dividing the income for the year attributable to our shareholders by the number of 175,824 million shares issued and outstanding for the year presented, each ADS representing 100 H Shares. The basic and diluted income per ADS for the year ended December 31, 2005 was calculated by dividing the income for the year attributable to our shareholders by the weighted average number of 176,770 million shares issued and outstanding for the year presented, each ADS representing 100 H Shares. The basic and diluted income per ADS for the year ended December 31, 2006 was calculated by dividing the income for the year attributable to our shareholders by the number of 179,021 million shares issued and outstanding for the year presented, each ADS representing 100 H Shares. The basic and diluted income per ADS for the year ended December 31, 2007 was calculated by dividing the income for the year attributable to our shareholders by the weighted average number of 179,700 million shares issued and outstanding for the year presented, each ADS representing 100 H Shares. The basic and diluted income per ADS for the year ended December 31, 2008 was calculated by dividing the income for the year attributable to our shareholders by the number of 183,021 million shares issued and outstanding for the year presented, each ADS representing 100 H Shares.

Risk Factors

Our business is primarily subject to various changing competitive, economic and social conditions in the PRC. Such changing conditions entail certain risks, which are described below.

•	The current global financial crisis and economic downturn have adversely affected economies and businesses around the world, including in China. Due to the global economical downturn and a decrease in consumer demand, the economic situation in China has been quite severe since the second half of 2008. This change in the macro-economic conditions has and is expected to continue to have an adverse impact on our business and operations. Oil and gas prices and margins are likely to remain lower than in recent times due to reduced demand. We have experienced pricing pressure on our refined products, which has an adverse effect on our profitability. These factors may also lead to intensified competition for market share and available margin, with consequential potential adverse effects on volumes. The financial and economic situation may have a negative impact on third parties with whom we do, or may do, business. Any of these factors may affect our results of operations, financial condition and liquidity.

•	Our operations are affected by the volatility of prices for crude oil and refined products. We and China Petroleum and Chemical Corporation, or Sinopec, set our crude oil median prices monthly based on the Singapore trading prices for crude oil. In 2006, the PRC government, under its macroeconomic controls, introduced a mechanism for determining domestic prices of refined products. On December 18, 2008, the PRC government further modified this mechanism by linking the domestic prices of refined oil products to a number of factors, including international market prices, average domestic processing cost, tax, selling expenses and appropriate profit margin. Historically, international prices for crude oil and refined products have fluctuated widely in response to changes in many factors, such as global and regional economic and political developments, and global and regional supply and demand for crude oil and refined products. We do not have, and will not have, control over the factors affecting international prices for crude oil and refined products. A decline in crude oil prices will reduce our crude oil revenues derived from external customers. If crude oil prices remain at a low level for a prolonged period, our company has to determine and estimate whether our oil and gas assets may suffer impairment losses and, if so, the amount of the impairment losses. An increase in crude oil prices may, however, increase the production costs of refined products. In addition, a decline in refined products prices will reduce our revenue derived from refining operations. An increase in the refined products prices, however, will increase the production costs of chemical products which use refined products as raw materials.

•	The crude oil and natural gas reserve data in this annual report are only estimates. The reliability of reserve estimates depends on a number of factors, assumptions and variables, such as the quality and quantity of our technical and economic data and the prevailing oil and gas prices applicable to our production, some of which are beyond our control and may prove to be incorrect over time. Results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions in our reserve data. Our actual production, revenues and expenditures with respect to our reserves may differ materially from these estimates because of these revisions.

•	Our proved crude oil reserves decreased gradually and modestly from 2001 to 2003 because the decrease in the crude oil reserves in our Daqing and Liaohe oil regions could not be offset by the increase in the crude oil reserves in our oil regions in northwestern China, such as the Xinjiang oil region, the Changqing oil and gas region and the Tarim oil region. Our proved crude oil reserves increased slightly in 2004, 2005, 2006 and 2007 compared to prior years. Our proved crude oil reserves slightly decreased in China in 2008 as a result of the lower oil price in 2008. We are actively pursuing business opportunities outside China to supplement our domestic resources. For instance, we acquired certain overseas crude oil and natural gas assets from CNPC. We cannot assure you, however, that we can successfully locate sufficient alternative sources of crude oil supply or at all due to the complexity of the international political, economic and other conditions. If we fail to obtain sufficient alternative sources of crude oil supply, our results of operations and financial condition may be materially and adversely affected.

•	The oil, gas and petrochemicals industries are highly competitive. There is strong competition, both within the oil and gas industry and with other industries, in supplying the fuel needs of commerce, industry and the home. Competition puts pressure on product prices, affects oil products marketing and requires continuous management focus on reducing unit costs and improving efficiency. The implementation of our growth strategy requires continued technological advances and innovation, including advances in exploration, production, refining, petrochemicals manufacturing technology and advances in technology related to energy usage. Our performance could be impeded if competitors developed or acquired intellectual property rights to technology that we required or if our innovation lagged the industry.

•	Exploring for, producing and transporting crude oil and natural gas and producing and transporting refined products and chemical products involve many hazards. These hazards may result in:

•	fires;

•	explosions;

•	spills;

•	blow-outs; and

•	other unexpected or dangerous conditions causing personal injuries or death, property damage, environmental damage and interruption of operations.

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

•	As of December 31, 2008, CNPC beneficially owned approximately 86.71% of our share capital. This ownership percentage enables CNPC to elect our entire board of directors without the concurrence of any of our other shareholders. Accordingly, CNPC is in a position to:

•	control our policies, management and affairs;

•	subject to applicable PRC laws and regulations and provisions of our articles of association, affect the timing and amount of dividend payments and adopt amendments to certain of the provisions of our articles of association; and

•	otherwise determine the outcome of most corporate actions and, subject to the requirements of the Listing Rules of the Hong Kong Stock Exchange, cause our company to effect corporate transactions without the approval of minority shareholders.

CNPC’s interests may sometimes conflict with those of some or all of our minority shareholders. We cannot assure you that CNPC, as controlling shareholder, will always vote its shares in a way that benefits our minority shareholders.

•	In addition to its relationship with us as our controlling shareholder, CNPC by itself or through its affiliates also provides us with certain services and products necessary for our business activities, such as construction and technical services, production services and supply of material services. The interests of CNPC and its affiliates as providers of these services and products to us may conflict with our interests. Although we have entered into a Comprehensive Products and Services Agreement with CNPC and our transactions with CNPC over the past three years have been conducted on open, fair and competitive commercial terms, we have only limited leverage in negotiating with CNPC and its affiliates over the specific terms of the agreements for the future provision of these services and products.

•	The eastern and southern regions of China have a higher demand for refined products and chemical products than the western and northern regions. Most of our refineries and chemical plants are located in the western and northern regions of China. We incur relatively higher transportation costs for delivery of our refined products and chemical products to certain areas of the eastern and southern regions from our refineries and chemical plants in western and northern China. While we continue to expand the sales of these products in the eastern and southern regions of China, we face strong competition from Sinopec and China National Offshore Oil Corp, or CNOOC. As a result, we expect that we will continue to encounter difficulty in increasing our sales of refined products and chemical products in these regions.

•	We are currently constructing new, and expanding some existing, refinery and petrochemical facilities and constructing several natural gas pipelines, which could require substantial capital expenditures and investments. We cannot assure you that the cash generated by our operations will be sufficient to fund these development plans or that our actual future capital expenditures and investments will not significantly exceed our current planned amounts. If either of these conditions arise, we may have to seek external financing to satisfy our capital needs. Under such circumstance, our inability to obtain sufficient funding for our development plans could adversely affect our business, financial condition and results of operations.

•	Compliance with changes in laws, regulations and obligations relating to climate change or environmental protection could result in substantial capital expenditure, reduced profitability from changes in operating costs, and revenue generation and strategic growth opportunities being impacted.

•	We are also subject to a number of risks relating to the PRC and the PRC oil and gas industry. These risks are described as follows:

•	Our operations, like those of other PRC oil and gas companies, are subject to extensive regulations and control by the PRC government. These regulations and control affect many material aspects of our operations, such as exploration and production licensing, industry-specific and product-specific taxes and fees and environmental and safety standards. As a result, we may face significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability. Our business may also be adversely affected by future changes in certain policies of the PRC government with respect to the oil and gas industry. For example, since March 26, 2006, we have been subject to a crude oil special gain levy imposed by the PRC government. As a result, we paid a special levy of RMB 28,988 million, RMB 44,662 million and RMB 85,291 million in 2006, 2007 and 2008, respectively, to the PRC government in relation to our domestic sales of crude oil.

•	Currently, the PRC government must approve the construction and major renovation of significant refining and petrochemical facilities as well as the construction of significant natural gas and refined product pipelines and storage facilities. We presently have several significant projects pending approval from the relevant government authorities and will need approvals from the relevant government authorities in connection with several other significant projects. We do not have control over the timing and outcome of the final project approvals.

•	We receive most of our revenues in Renminbi. A portion of our Renminbi revenues must be converted into other currencies to meet our foreign currency obligations. The existing foreign exchange limitations under the PRC laws and regulations could affect our ability to obtain foreign exchange through debt financing, or to obtain foreign exchange for capital expenditures.

•	Prior to 2005, our company performed capping or plugging of wellheads and surface facilities that could be salvaged for alternative use. For safety reasons, our company also performed capping or plugging of certain wells that were considered to be in areas with extensive human use at the time of the abandonment. Our company, however, did not perform capping or plugging of wells that were neither considered to be in areas with extensive human use nor could be salvaged for alternative use. Consequently, such wellheads and surface facilities were left at their original sites after the wells were retired.

The Environmental Protection Regulation for Oil and Gas Exploration and Production Activities in Heilongjiang Province and The Environmental Protection Regulation for Oil and Gas Exploration and Production Activities in Gansu Province were issued in mid and late 2005, respectively. Based on our reading of these provincial regulations and in consultation with the environmental administrative authorities in Heilongjiang and Gansu provinces, we believe that such regulations only apply to the oil and gas properties retired after these regulations were issued in 2005. Accordingly, our company established standard abandonment procedures, requesting that all of our branch and subsidiary companies recognize asset retirement provisions for their currently used oil and gas properties.

Our company believes we had no obligation to adopt such abandonment procedures prior to the issuance of the new regulations in 2005. As to the oil and gas properties that were retired prior to the issuance of such regulations, the activities required to retire these assets have not been performed to the level that would be in compliance with the regulations and our internal policy. The costs associated with these activities have not been included in the asset retirement obligations accrued during 2005. However, Heilongjiang Province and Gansu Province could enact new regulations, amend the current regulations or retroactively apply the relevant requirements. If any of these regulations is determined to be applicable to assets other than those that were retired subsequent to the dates that these regulations were issued in 2005, we could be required to incur substantial costs associated with such asset retirement obligations. In addition, we cannot assure you that the provincial governments other than Heilongjiang Province and Gansu Province will not enact new regulations which will require our company to perform additional asset retirement activities related to the assets retired before the establishment of our company’s internal policy and areas in which these assets were or continue to be located.

•	Because PRC laws, regulations and legal requirements dealing with economic matters are relatively new and continue to evolve, and because of the limited volume of published judicial interpretations and the non-binding nature of prior court decisions, the interpretation and enforcement of these laws, regulations and legal requirements involve some uncertainty. We have included the Mandatory Provisions and certain additional requirements that are imposed by the Hong Kong Stock Exchange Listing Rules in our Articles of Association for the purpose of reducing the scope of difference between the Hong Kong Company Law and the PRC Company Law. However, because the PRC Company Law is different in certain important aspects from company laws in the United States, Hong Kong and other common law jurisdictions, and because the PRC securities laws and regulations are still at an early stage of development, you may not enjoy shareholders’ protections that you may be entitled to in other jurisdictions.

•	In addition to the adverse effect on our revenues, margins and profitability from any future fall in oil and natural gas prices, a prolonged period of low prices or other indicators would lead to a review for impairment of our oil and natural gas properties. This review would reflect management’s view of long-term oil and natural gas prices. Such a review could result in a charge for impairment which could have a significant effect on our results of operations in the period in which it occurs.

•	The United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Although our management concluded that our internal control over our financial reporting for the fiscal year ended December 31, 2008 was effective, we may discover other deficiencies in the course of our future evaluation of our internal control over our financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADSs, H Shares or A Shares.

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

We are China’s largest producer of crude oil and natural gas. Currently, substantially all of our crude oil and natural gas reserves and production-related assets are located in China. In the year ended December 31, 2008, we had total revenues of RMB 1,071,146 million and income for the year attributable to our shareholders of RMB 114,431 million.

Our exploration, development and production activities commenced in the early 1950s, when we conducted exploration activities in the Yumen oil region in northwestern China. The discovery of crude oil in 1959 in northeastern China’s Daqing oil region, one of the world’s largest oil regions in terms of proved crude oil reserves, marked the beginning of our large-scale upstream activities. Over more than four decades, we have conducted crude oil and natural gas exploration activities in many regions of China. As of December 31, 2008, we had estimated proved reserves of approximately 11,221.3 million barrels of crude oil and approximately 61,189.2 billion cubic feet of natural gas. We believe that we hold production licenses for a majority of China’s proved crude oil reserves and proved natural gas reserves. In the year ended December 31, 2008, we produced 870.7 million barrels of crude oil and 1,864.2 billion cubic feet of natural gas for sale, representing an average production of 2.38 million barrels of crude oil and 5.09 billion cubic feet of natural gas for sale per day. A substantial majority of the crude oil we sold in the year ended December 31, 2008 was supplied to our refineries.

We commenced limited refining activities in the mid-1950s, when we began producing gasoline and diesel at refineries in the Yumen oil region. We now operate 26 refineries located in eight provinces, four autonomous regions and one municipality. In 2008, our refineries processed approximately 849.8 million barrels of crude oil or an average of 2.3 million barrels per day. In the year ended December 31, 2008, we produced approximately 73.97 million tons of gasoline, diesel and kerosene and sold approximately 90.95 million tons of these products. In the year ended December 31, 2008, approximately 77.1% of the crude oil processed in our refineries was provided by our exploration and production segment and approximately 20.3% of the crude oil processed in our refineries was imported. As of December 31, 2008, our retail distribution network consisted of 16,725 service stations that we own and operate and 731 franchise service stations.

Our chemicals operations commenced in the early 1950s, when we began producing urea at our first petrochemical plant in Lanzhou in northwestern China. In the early 1960s, we began producing ethylene. We currently produce and sell a wide range of basic and derivative petrochemical products and other chemical products through 13 chemical plants and four chemical products sales companies located in six provinces, three autonomous regions and two municipalities under the direct administration of the central government in China. Our other segments supply substantially all of the hydrocarbon feedstock requirements of our chemicals operations.

We are China’s largest natural gas transporter and seller in terms of sales volume. Our natural gas transmission and marketing activities commenced in Sichuan in southwestern China in the 1950s. In 2008, our sales of natural gas totaled 1,916.6 billion cubic feet, of which 1,718.5 billion cubic feet was sold through our natural gas and pipeline segment. As of December 31, 2008, we owned and operated regional natural gas pipeline networks consisting of 24,037 kilometers of pipelines, of which 21,304 kilometers were operated by our natural gas and pipeline segment. As of December 31, 2008, we owned and operated a crude oil pipeline network consisting of 11,028 kilometers of pipelines with an average daily throughput of approximately 3.12 million barrels of crude oil. As of December 31, 2008, we also had a refined product pipeline network consisting of 2,656 kilometers of pipelines with an average daily throughput of approximately 37,126 tons of refined products.

We have increased our efforts to pursue attractive business opportunities outside China as part of our business growth strategy to utilize both domestic and international resources to strengthen our competitiveness. Since 2005, we have acquired interests in various oil and natural gas assets in twelve countries, including, among others, Kazakhstan, Venezuela and Peru, which significantly expanded our overseas operations and effectively increased our oil and gas reserves and production volumes. We are currently assessing the feasibility of making further investments in international oil and gas markets.

In the year ended December 31, 2008, we imported approximately 281.1 million barrels of crude oil, as compared to 272.3 and 228.8 million barrels of crude oil in the years ended December 31, 2007 and 2006, respectively.

Acquisitions

On April 28, 2008, we entered into an acquisition agreement with CNPC, pursuant to which we agreed to acquire the Northeastern Inspection, Maintenance and Repair Business Division of CNPC. Upon completion of the acquisition, we paid consideration of approximately RMB 43.8 million to CNPC, representing the value of the net assets of the Northeastern Inspection, Maintenance and Repair Business Division as at September 30, 2007. The parties also adjusted the consideration by reference to the net assets generated by the acquired operations for the period from October 1, 2007 to the completion date as shown in the management accounts. As of the end of the reporting period, the transaction has been completed.

On June 10, 2008, we entered into an acquisition agreement with CNPC, pursuant to which we agreed to acquire the refined products sales assets and business from CNPC. Upon completion of the acquisition, we will pay consideration of approximately RMB1,004.5 million to CNPC, representing the value of the net assets of the acquired business as at the valuation date. The parties will also adjust the consideration by reference to the net assets generated by the refined products sales assets and business for the period from the valuation date to the completion date as shown in the management accounts. As of the end of the reporting period, the transaction has not yet been completed.

On August 27, 2008, our company, CNPC and China Petroleum Hong Kong (Holding) Limited, or HK Subsidiary, a wholly-owned subsidiary of CNPC, entered into a sale and purchase agreement, pursuant to which we agreed to purchase or procure the purchase of, and CNPC has agreed to sell (through HK Subsidiary) or procure the sale of, a 100% interest in Sun World Limited indirectly held by CNPC through HK Subsidiary. Sun World Limited directly holds 2,513,917,342 shares in CNPC (Hong Kong) Limited, or CNPC (HK), representing approximately 51.89% of the issued share capital of CNPC (HK) (calculated on the basis of the total number of shares of CNPC (HK) as at the same date). We agreed to pay consideration of approximately HK$ 7,592.0 million. The above transaction was completed on December 18, 2008, when CNPC transferred to us approximately 56.66% of the issued share capital of CNPC (HK) (calculated on the basis of the total number of shares of CNPC (HK) as at the same date).

On November 19, 2008, six branch companies of our company and six subsidiaries of CNPC entered into acquisition agreements, pursuant to which we acquired the assets relating to the risk operation service business from these six enterprises. Upon completion of the acquisition, we paid consideration of approximately RMB 5,306.3 million to the six enterprises. The parties also adjusted the consideration by reference to the change in assets of the risk operation service business for the period from the date of valuation to the completion date on a dollar-for-dollar basis. As of the end of the reporting period, the transaction has been completed.

On May 15, 2009, PetroChina Kunlun Gas Limited, a wholly owned subsidiary of our company, and China Huayou Group Corporation and China Petroleum Pipeline Bureau, each a wholly owned entity of CNPC, entered into acquisition agreements pursuant to which PetroChina Kunlun Gas Limited agreed to acquire certain city gas business owned by the sellers in more than 10 provinces, municipalities and autonomous regions in the PRC. The targets of the acquisitions include the equity interests in eight companies held by China Huayou Group Corporation and China Petroleum Pipeline Bureau and relevant assets owned by China Huayou Group Corporation. Upon the completion of the acquisitions, Petrochina Kunlun Gas Limited will pay consideration of approximately RMB 1.1 billion to China Huayou Group Corporation and China Petroleum Pipeline Bureau. The transaction is to be completed on or before December 31, 2009.

Our Corporate Organization and Shareholding Structure

We were established as a joint stock company with limited liability under the Company Law of the PRC on November 5, 1999 as part of a restructuring in which CNPC transferred to us most of the assets and liabilities of CNPC relating to its exploration and production, refining and marketing, chemicals and natural gas businesses. CNPC retained the assets and liabilities relating to its remaining businesses and operations, including assets and liabilities relating to international exploration and production and refining and pipeline operations. CNPC is our primary provider of a wide range of services and products. On April 7, 2000, we completed a global offering of H Shares and ADSs. In September 2005, PetroChina completed a follow-on offering of over 3 billion H Shares at the price of HK$ 6.00 per share. In October 2007, we issued 4 billion A Shares at an issue price of RMB 16.7 per share. The A Shares were listed on the Shanghai Stock Exchange on November 5, 2007. During 2008, CNPC increased its holding of our A shares by 242,519,441 shares via secondary market. As of May 12, 2009, CNPC beneficially owned 158,691,001,259 shares, which include 526,404,000 H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing approximately 86.71% of the share capital of PetroChina.

The following chart illustrates our corporate organization structure as of December 31, 2008:

(1)	Indicates approximate shareholding.

(2)	Indicates approximate shareholding, including the 526,404,000 H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, as of May 12, 2009.

(3)	Includes subsidiary companies and those branches without legal person status.

(4)	Represents enterprises directly administered and operated by such segment.

(5)	Includes PetroChina Planning & Engineering Institute, PetroChina Exploration & Development Research Institute, CNPC E&D, PetroChina Foreign Cooperation Administration Department, IT Service Center, PetroChina International Co., Ltd., and Petrochemical Research Institute.

The following chart illustrates our management structure:

(1)	Includes subsidiary companies and those branches without legal person status.

(2)	Represents enterprises directly administered and operated by such segment.

For a description of our principal subsidiaries, see Note 35 to our consolidated financial statements.

General Information

Our legal name is “ ”, and its English translation is PetroChina Company Limited. Our headquarters are located at 9 Dongzhimen North Street, Dongcheng District, Beijing, China, 100007, and our telephone number at this address is (86-10) 5998-6223. Our website address is www.petrochina.com.cn. The information on our website is not part of this annual report.

Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Exploration and Production

We are engaged in crude oil and natural gas exploration, development and production. Substantially all of our total estimated proved crude oil and natural gas reserves are located in China, principally in northeastern, northern, southwestern and northwestern China. The Songliao basin, located in Heilongjiang and Jilin provinces in northeastern China, including the Daqing and Jilin oil regions, accounted for 38.9% of our proved crude oil reserves as of December 31, 2008 and 39.3% of our crude oil production in 2008. We also have significant crude oil reserves and operations in the area around the Bohai Bay. The Bohai Bay basin includes the Liaohe, Dagang, Huabei and Jidong oil regions and accounted for 19.8% of our proved crude oil reserves as of December 31, 2008 and 19.5% of our crude oil production in 2008. Our proved natural gas reserves and production are generally concentrated in northwestern and southwestern China, specifically in the Erdos, Tarim and Sichuan basins. Our overseas proved crude oil reserves and proved natural gas reserves accounted for 5.7% of our proved crude oil reserves and 1.5% of our proved natural gas reserves as of December 31, 2008 and our overseas oil production and natural gas production accounted for 9.1% of our crude oil production and 3.9% of our natural gas production in 2008.

We currently hold exploration licenses covering a total area of approximately 446.4 million acres and production licenses covering a total area of approximately 16.4 million acres. In 2008, our exploration and production segment had income from operations of RMB240,198 million.

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

Reserves

Our estimated proved reserves as of December 31, 2008 totaled approximately 11,221.3 million barrels of crude oil and approximately 61,189.2 billion cubic feet of natural gas. As of December 31, 2008, proved developed reserves accounted for 74.2% and 43.6% of our total proved crude oil and natural gas reserves, respectively. Total proved hydrocarbon reserves on a barrels-of-oil equivalent basis increased by 0.92% from approximately 21,223.9 million barrels-of-oil equivalent as of December 31, 2007 to approximately 21,419.5 million barrels-of-oil equivalent as of December 31, 2008, taking account of our overseas crude oil reserves of 645.2 million barrels and overseas natural gas reserves of 942.6 billion cubic feet, totaling 802.3 million barrels-of-oil equivalent. Natural gas as a percentage of total proved hydrocarbon reserves increased from 44.8% as of December 31, 2007 to 47.6% as of December 31, 2008.

The following table sets forth our estimated proved reserves (including proved developed reserves and proved undeveloped reserves) and proved developed reserves of crude oil and natural gas as of December 31, 2006, 2007 and 2008. We prepared our reserve estimates as of December 31, 2006, 2007 and 2008, on the basis of reports prepared by DeGolyer & MacNaughton and Gaffney, Cline & Associates, independent engineering consultants, in accordance with Statement of Financial Accounting Standards No. 69, or SFAS No. 69. Our reserve estimates include only crude oil and natural gas which we believe can be reasonably produced within the current terms of our production licenses. See “Regulatory Matters — Exploration Licenses and Production Licenses” for a discussion of our production licenses. Also see “Item 3 — Key Information — Risk Factors” for a discussion of the uncertainty inherent in the estimation of proved reserves.

	Crude Oil	Natural Gas(1)	Combined(1)
	(Millions of barrels)	(Bcf)	(BOE, in millions)

Proved developed and undeveloped reserves
Reserves as of December 31, 2006	11,618.0	53,469.2	20,529.4
Revisions of previous estimates	83.7	(1,063.0)	(93.4)
Extensions and discoveries	763.9	6,331.4	1,819.1
Improved recovery	78.8	0	78.8
Production for the year	(838.8)	(1,627.0)	(1,110.0)
Reserves as of December 31, 2007	11,705.6	57,110.6	21,223.9
Revisions of previous estimates	(574.0)	(636.3)	(680.0)
Extensions and discoveries	885.4	6,579.0	1,982.0
Improved recovery	75.0	0	75.0
Production for the year	(870.7)	(1,864.1)	(1,181.4)
Reserves as of December 31, 2008	11,221.3	61,189.2	21,419.5
Proved developed reserves
As of December 31, 2006	9,185.2	22,563.9	12,945.8
As of December 31, 2007	9,047.1	26,047.1	13,388.3
As of December 31, 2008	8,324.1	26,666.8	12,768.6

(1)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

The following tables set forth our crude oil and natural gas proved reserves and proved developed reserves by region as of December 31, 2006, 2007 and 2008.

	As of December 31,
	2006		2007		2008
	Proved		Proved		Proved
	Developed		Developed		Developed
	and	Proved	and	Proved	and	Proved
	Undeveloped	Developed	Undeveloped	Developed	Undeveloped	Developed
	(Millions of barrels)

Crude oil reserves
Daqing	4,200.3	3,516.0	3,856.1	3,324.3	3,548.0	2,912.0
Liaohe	1,067.5	845.8	1,121.0	888.1	895.9	675.2
Xinjiang	1,306.6	1,077.0	1,354.9	1,198.9	1,302.6	1,106.6
Changqing	1,450.6	1,182.9	1,488.9	1,194.8	1,624.5	1,256.7
Jilin	775.5	501.8	784.2	463.4	819.8	441.0
Dagang	482.1	400.0	523.2	346.7	520.8	352.7
Tarim	523.9	370.4	590.3	379.7	594.0	371.3
Huabei	500.9	388.4	448.0	307.0	431.5	281.8
Qinghai	227.9	187.2	200.1	186.3	177.8	157.5
Tuha	156.5	104.9	164.7	91.7	162.3	97.8
Sichuan	11.7	5.4	9.5	4.4	13.1	3.6
Jidong	180.4	98.3	413.1	126.0	379.2	133.5
Other regions(1)	734.1	507.1	751.5	535.8	751.8	534.4

Total	11,618.0	9,185.2	11,705.6	9,047.1	11,221.3	8,324.1

	As of December 31,
	2006		2007		2008
	Proved		Proved		Proved
	Developed		Developed		Developed
	and	Proved	and	Proved	and	Proved
	Undeveloped	Developed	Undeveloped	Developed	Undeveloped	Developed
	(Bcf)

Natural gas reserves(2)
Sichuan	10,362.8	4,867.3	10,400.5	4,365.5	11,285.4	4,030.4
Changqing	17,846.1	4,559.7	19,105.0	6,943.9	19,261.7	6,901.6
Xinjiang	1,723.0	1,047.0	1,537.1	999.3	4,061.8	2,028.7
Daqing	1,894.6	740.2	3,039.7	1,046.2	2,961.1	960.6
Qinghai	4,467.0	1,584.0	4,352.8	3,003.5	4,302.1	2,948.4
Tarim	14,443.6	7,818.4	15,114.3	7,918.8	15,516.4	7,722.7
Liaohe	429.3	338.8	386.4	296.2	283.2	193.6
Tuha	640.5	401.8	581.6	350.4	609.4	382.3
Huabei	340.3	264.6	193.1	119.2	207.8	133.7
Dagang	275.0	189.7	347.4	197.1	289.7	148.9
Jilin	198.6	113.7	1,169.9	104.1	1,180.5	113.4
Jidong	52.7	31.5	191.4	40.4	203.3	96.7
Other regions(1)	795.7	607.2	691.4	662.5	1,026.8	1,005.8

Total	53,469.2	22,563.9	57,110.6	26,047.1	61,189.2	26,666.8

(1)	Represents Yumen oil regions, oil regions under our subsidiaries in southern China, other smaller oil regions in China and our overseas oil and gas fields as a result of our acquisition of overseas assets.

(2)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

Exploration and Development

We are currently conducting exploration and development efforts in 12 provinces, two municipalities under the direct administration of the central government and three autonomous regions in China. We believe that we have more extensive experience in the exploration and development of crude oil and natural gas than any of our principal competitors in China. Since the early 1950s, we have been working on developing exploration and recovery technologies and methods tailored to the specific geological conditions in China.

The following table sets forth the number of wells we drilled, or in which we participated, and the results thereof, for the periods indicated.

Year		Daqing	Xinjiang	Liaohe	Changqing	Huabei	Dagang	Sichuan	Others(1)	Total

2006	Net exploratory wells drilled(2)	250	180	64	466	83	50	62	390	1,545
	Crude oil	73	88	35	203	49	21	—	114	583
	Natural gas	7	21	1	37	—	7	31	6	110
	Dry(3)	170	71	28	226	34	22	31	270	852
	Net development wells drilled(2)	4,183	1,605	713	2,023	330	179	57	2,361	11,451
	Crude oil	4,160	1,586	688	1,772	225	173	9	2,235	10,848
	Natural gas	23	8	14	216	105	6	40	123	535
	Dry(3)	0	11	11	35	0	0	8	3	68
2007	Net exploratory wells drilled(2)	294	183	68	447	104	70	48	415	1,629
	Crude oil	103	103	49	186	47	59	3	141	691
	Natural gas	12	15	—	41	—	—	30	16	114
	Dry(3)	179	65	19	220	57	11	15	258	824
	Net development wells drilled(2)	4,670	1,350	529	3,087	528	260	83	2,377	12,884
	Crude oil	4,643	1,346	515	2,652	259	252	8	2,208	11,883
	Natural gas	17	4	11	384	269	8	75	163	931
	Dry(3)	10	—	3	51	—	—	—	6	70
2008	Net exploratory wells drilled(2)	234	162	63	583	94	91	67	354	1,648
	Crude oil	71	72	38	207	42	69	2	136	637
	Natural gas	1	15	0	26	0	0	38	12	92
	Dry(3)	162	75	25	350	52	22	27	206	919
	Net development wells drilled(2)	4,238	1,887	356	5,079	415	238	100	2,887	15,200
	Crude oil	4,223	1,868	349	4,469	225	226	2	2,685	14,047
	Natural gas	4	18	6	528	186	8	77	179	1,006
	Dry(3)	11	1	1	82	4	4	21	23	147

(1)	Represents the Jilin, Tarim, Tuha, Qinghai, Jidong, Yumen and other oil regions.

(2)	“Net” wells refer to the wells after deducting interests of others. No third parties own any interests in any of our wells.

(3)	“Dry” wells are wells with insufficient reserves to sustain commercial production.

Oil-and-Gas Properties

The following table sets forth our interests in developed and undeveloped acreage by oil region and in productive crude oil and natural gas wells as of December 31, 2008.

			Acreage(1)
	Productive Wells(1)		Developed		Undeveloped
Oil Region	Crude Oil	Natural Gas	Crude Oil	Natural Gas	Crude Oil	Natural Gas
			(Thousands of acres)

Daqing	76,882	221	822.7	85.3	797.1	112.6
Liaohe	21,534	606	192.1	35.8	88.5	6.5
Xinjiang	25,049	140	301.2	49.0	156.8	30.2
Jilin	26,040	164	298.5	30.1	321.3	20.9
Changqing	26,848	2,957	539.1	2,193.0	335.8	1,887.5
Huabei	7,627	105	141.2	12.3	57.7	2.9
Dagang	5,133	65	106.9	24.5	64.3	21.4
Tuha	2,577	100	47.0	23.6	28.9	8.3
Tarim	1,251	210	107.0	72.0	61.7	202.2
Sichuan	432	1,498	335.5	382.8	—	402.8
Other regions(2)	6,380	397	71.2	32.5	45.7	25.1
Total	199,753	6,463	2,926.4	2,940.9	1,957.8	2,720.4

(1)	Includes all wells and acreage in which we have an interest. No third parties own any interests in any of our wells or acreage.

(2)	Represents the Qinghai, Jidong, Yumen, Zhejiang and other oil regions.

Approximately 65.7% of our proved crude oil reserves are concentrated in the Daqing, Liaohe and Xinjiang oil regions and the Changqing oil and gas region, and approximately 82.3% of our proved natural gas reserves are concentrated in the Changqing oil and gas region, the Tarim oil region, the Sichuan gas region and the Qinghai oil region. We believe that the Erdos, Junggar, and Songliao basins and Bohai Bay have the highest potential for increasing our crude oil reserve base through future exploration and development, and that the Erdos, Tarim, Sichuan, and Qaidam basins have the highest potential for increasing our natural gas reserve base through future exploration and development.

Production

The following table sets forth our historical average net daily crude oil and natural gas production by region and our average sales price for the periods ended December 31, 2006, 2007 and 2008.

	For the Year Ended
	December 31,			% of
	2006	2007	2008	2008 Total

Crude oil production(1)
(thousands of barrels per day, except percentages or otherwise indicated)
Daqing	883.1	847.3	813.2	34.2
Liaohe	230.4	231.3	224.6	9.4
Xinjiang	244.2	249.4	246.9	10.4
Changqing	215.6	246.9	279.8	11.8
Tarim	123.9	131.6	132.7	5.6
Huabei	89.4	90.8	89.7	3.8
Jilin	115.6	120.0	121.2	5.1

	For the Year Ended
	December 31,			% of
	2006	2007	2008	2008 Total

Dagang	93.6	91.2	92.2	3.9
Tuha	44.4	44.8	46.7	1.9
Other(2)	246.8	264.5	332.0	13.9

Total	2,287.0	2,317.8	2,379.0	100.0

Annual production (million barrels)	834.8	846.0	870.7
Average sales price
(RMB per barrel)	476.8	496.3	608.1
(US$ per barrel)	59.81	65.27	87.55
Natural gas production(1)(3)
(millions of cubic feet per day, except percentages or otherwise indicated)
Sichuan	1,233.9	1,329.8	1,364.6	26.8
Changqing	650.4	838.4	1,024.5	20.1
Daqing	138.0	123.7	136.0	2.7
Qinghai	200.7	286.0	378.1	7.4
Tuha	133.4	111.5	107.0	2.1
Xinjiang	114.2	102.3	129.9	2.6
Liaohe	52.8	43.9	40.8	0.8
Huabei	41.3	39.1	38.9	0.8
Tarim	1,015.7	1,383.1	1,564.1	30.7
Dagang	28.7	43.0	44.2	0.9
Other(4)	152.8	158.7	265.2	5.1

Total	3,761.9	4,459.5	5,093.3	100.0

Annual production (Bcf)	1,373.1	1,627.7	1,864.2
Average sales price
(RMB per Mcf)	27.6	29.0	32.3
(US$ per Mcf)	3.46	3.81	4.65

(1)	Production volumes for each region include our share of the production from all of our cooperative projects with foreign companies in that region.

(2)	Represents production from the Qinghai, Jidong, Yumen and other oil regions and our share of overseas production as a result of our acquisition of overseas assets.

(3)	Represents production of natural gas for sale.

(4)	Represents production from the Jilin, Jidong, Yumen and other oil regions and our share of overseas production as a result of our acquisition of overseas assets.

In 2008, we supplied approximately 84.6% of our total crude oil sales to our refineries, 4.7% to Sinopec’s refineries, 8.0% to companies or entities outside China, and the remaining 2.7% to regional refineries or other entities. We entered into a crude oil mutual supply framework agreement with Sinopec on December 19, 2008 for the supply of crude oil to each other’s refineries in 2009. Under this agreement, we agreed in principle to supply 50.3 million barrels of crude oil to Sinopec, and Sinopec agreed in principle to supply to us approximately 5.28 million barrels of crude oil in 2009 at negotiated prices based on the Singapore market FOB prices for crude oil. See “Item 4 — Information on the Company — Regulatory Matters — Pricing” for a detailed discussion of the crude oil premium and discount calculation. For the years ended December 31, 2006, 2007 and 2008, the average lifting costs of our crude oil and natural gas production were US$6.74 per barrel-of-oil equivalent, US$7.75 per barrel-of-oil equivalent and US$9.48 per barrel-of-oil equivalent, respectively.

Principal Oil and Gas Regions

Daqing Oil Region

The Daqing oil region, our largest oil and gas producing property, is located in the Songliao basin and covers an area of approximately one million acres. The successful discovery and development of the oil fields in the Daqing oil region marked a critical breakthrough in the history of both our company and the PRC oil and gas industry. In terms of proved hydrocarbon reserves and annual production, the Daqing oil region is the largest oil region in China and one of the most prolific oil and gas properties in the world. We commenced exploration activities in the Daqing oil region in 1955 and discovered oil in the region in 1959. Annual crude oil production volume in the Daqing oil region reached one million barrels per day in 1976 and remained relatively stable until 2002. In 2006, 2007 and 2008, our crude oil production volume in the Daqing oil region was 883.1 thousand barrels per day, 847.3 thousand barrels per day and 813.2 thousand barrels per day, respectively. As of December 31, 2008, we produced crude oil from 20 fields in the Daqing oil region.

As of December 31, 2008, our proved crude oil reserves in the Daqing oil region were 3,548.0 million barrels, representing 31.6% of our total proved crude oil reserves. The proved crude oil reserves in our Daqing oil region have gradually decreased since 1996 because the crude oil production exceeded the crude oil reserve additions in our Daqing oil region in each year since 1996. As of December 31, 2006, 2007 and 2008, the proved crude oil reserves in our Daqing oil region were 4,200.3 million barrels, 3,856.1 million barrels, and 3,548.0 million barrels, respectively. In 2008, our oil fields in the Daqing oil region produced an average of 813.2 thousand barrels of crude oil per day, representing approximately 34.2% of our total daily crude oil production. The crude oil production in our Daqing oil region decreased by 3.8% from 309.3 million barrels in 2007 to 297.6 million barrels in 2008. In 2008, the crude oil reserve-to-production ratio of the Daqing oil region was 11.92 years, compared to 12.47 years in 2007.

The crude oil we produce in the Daqing oil region has an average API gravity of 35.7 degrees. In 2008, the crude oil we produced in the Daqing oil region had an average water cut of 91.2%, increased from the average water cut of 90.98% in 2007.

The crude oil in the Daqing oil region is primarily located in large reservoirs with relatively moderate depths of approximately 900 meters to 1,500 meters and with relatively simple geological structures and most of the crude oil produced at Daqing is medium viscosity oil. Crude oil produced using enhanced recovery techniques accounted for 27.0%, 27.0% and 27.4% of our crude oil production from the Daqing oil region in 2006, 2007 and 2008, respectively.

Because our oil fields in the Daqing oil region are relatively mature, the difficulty of extracting crude oil from these fields has increased in recent years and is likely to continue to increase gradually in the future. As a result, our lifting costs at these fields increased by 20.2% from US$8.09 per barrel for the year ended December 31, 2007 to US$9.72 per barrel for the year ended December 31, 2008. However, we have adopted a number of measures to contain the increase in our lifting costs at these fields. Those measures include:

•	implementing ground optimization and simplification projects and reducing investments with low or no return so as to control cost from the source; and

•	applying new technologies to reduce energy consumption to increase our ability to maximize profit.

Although we plan to continue to carry out these measures to contain the increase in our lifting costs, we expect our lifting costs at these fields will continue to increase gradually in the future.

We have an extensive transportation infrastructure network to transport crude oil produced in the Daqing oil region to internal and external customers in northeastern China and beyond. Crude oil pipelines link our oil fields in the Daqing oil region to the port of Dalian and the port of Qinhuangdao in Bohai Bay, providing efficient transportation for selling Daqing crude oil. These crude oil pipelines have an aggregate length of 2,451 kilometers and an aggregate throughput capacity of approximately 809.8 thousand barrels per day.

Daqing’s crude oil has a low sulfur and high paraffin content. As many refineries in China, particularly those in northeastern China, are configured to refine Daqing crude oil, we have a stable market for the crude oil we produce in the Daqing oil region. In 2008, we refined approximately 83.11% of Daqing crude oil in our own refineries, exported approximately 1.35% and sold the remaining portion to Sinopec or other local refineries.

Liaohe Oil Region

The Liaohe oil region is one of our three largest crude oil producing properties and is located in the northern part of the Bohai Bay basin. We began commercial production in the Liaohe oil region in 1971. The Liaohe oil region covers a total area of approximately 580,000 acres.

As of December 31, 2008, our proved crude oil reserves in the Liaohe oil region were 895.9 million barrels, representing 8.0% of our total proved oil reserves. In 2008, our oil fields in the Liaohe oil region produced an average of 224.6 thousand barrels of crude oil per day, representing approximately 9.4% of our total daily crude oil production. In 2008, the crude oil reserve-to-production ratio in the Liaohe oil region was 10.7 years. In 2008, the crude oil we produced in the Liaohe oil region had an average API gravity of 26 degrees and an average water cut of 79.4%. We have proved crude oil reserves in 38 fields in the Liaohe oil region, all of which are currently in production. We produce several varieties of crude oil in the Liaohe oil region, ranging from light crude oil to heavy crude oil and high pour point crude oil.

We have easy access to crude oil pipelines for Liaohe crude oil. The pipelines linking Daqing to Dalian port and Qinhuangdao port pass through the Liaohe oil region. In 2008, we sold about approximately 90.11% of the crude oil we produced at the Liaohe oil region to our own refineries.

Xinjiang Oil Region

The Xinjiang oil region is one of our three largest crude oil producing properties and is located in the Junggar basin in northwestern China. We commenced our operations in the Xinjiang oil region in 1951. The Xinjiang oil region covers a total area of approximately 900,000 acres.

As of December 31, 2008, our proved crude oil reserves in the Xinjiang oil region were 1,302.6 million barrels, representing 11.6% of our total proved crude oil reserves. In 2008, our oil fields in the Xinjiang oil region produced an average of 246.9 thousand barrels of crude oil per day, representing approximately 10.4% of our total crude oil production. In 2008, the crude oil reserve-to-production ratio at the Xinjiang oil region was 14.2 years. In 2008, the crude oil we produced in the Xinjiang oil region had an average API gravity of 36.8 degrees and an average water cut of 76.2%.

Sichuan Gas Region

We began natural gas exploration and production in Sichuan in the 1950s. The Sichuan gas region covers a total area of approximately 2.3 million acres. The natural gas reserve-to-production ratio in the Sichuan gas region was approximately 22.6 years in 2008. As of December 31, 2008, we had 107 natural gas fields under development in the Sichuan gas region.

As of December 31, 2008, our proved natural gas reserves in the Sichuan gas region were 11,285.4 billion cubic feet, representing 18.4% of our total proved natural gas reserves and an increase of 8.5% from 10,400.5 billion cubic feet as of December 31, 2007. In 2008, our natural gas production for sale in the Sichuan gas region reached 499.4 billion cubic feet, representing 26.8% of our total natural gas production for sale and an increase of 2.9% from 485.4 billion cubic feet in 2007.

In 2007, we discovered significant natural gas reserves in the Guang’an field in the Sichuan gas region in our border expansion in that region. As of December 31, 2008, the Guang’an gas field had a proved natural gas reserve of 1,751.1 billion cubic feet. Currently, the Guang’an gas field is the largest gas field in the Sichuan basin. We have developed a broad range of technologies relating to natural gas exploration, production, pipeline systems and marketing activities tailored to local conditions in Sichuan.

Changqing Oil and Gas Region

The Changqing oil and gas region covers parts of Shaanxi Province and Gansu Province and the Ningxia and Inner Mongolia Autonomous Regions. We commenced operations in the Changqing oil and gas region in 1970. In 2008, we produced 102.4 million barrels of crude oil in the Changqing oil and gas region.

In the early 1990s, we discovered the Changqing gas field, which had total estimated proved natural gas reserves of 19,261.7 billion cubic feet as of December 31, 2008, representing 31.5% of our total proved natural gas reserves. In January 2001, we discovered the Sulige gas field, which had total estimated proved natural gas reserves of 5,308.8 billion cubic feet as of December 31, 2008. In 2008 we produced 375.0 billion cubic feet of natural gas for sale in the Changqing oil and gas region, representing an increase of 22.5% from 306.0 billion cubic feet in 2007.

Tarim Oil and Gas Region

The Tarim oil and gas region is located in the Tarim basin in northwestern China with a total area of approximately 590,000 acres. As of December 31, 2008, our proved crude oil reserves in the Tarim oil region were 594.0 million barrels. The Kela 2 natural gas field, which we discovered in 1998 in the Tarim oil and gas region, had proved natural gas reserves of approximately 6,264.9 billion cubic feet as of December 31, 2008. As of December 31, 2008, the proved natural gas reserves in the Tarim oil and gas region reached 15,516.4 billion cubic feet, representing 25.4% of our total proved natural gas reserves. Currently, the Sulige gas field is the largest natural gas field in China in terms of proved natural gas reserves.

In 2008, we produced 572.5 billion cubic feet of natural gas for sale in the Tarim oil and gas region. We have completed the construction of the pipelines to deliver natural gas in the Tarim oil and gas region to the central and eastern regions of China where there is strong demand for natural gas transmitted through our West to East natural gas pipeline project. See “— Natural Gas and Pipeline — Nature Gas Transmission Infrastructure” for a discussion of our West to East natural gas pipeline project. The commencement of the operation of this West to East natural gas pipeline significantly increased our natural gas production in the Tarim oil and gas region.

Refining and Marketing

We engage in refining and marketing operations in China through 26 refineries, 23 regional sales and distribution branch companies and one lubricants branch company. These operations include the refining, transportation, storage and marketing of crude oil, and the wholesale, retail and export of refined products, including gasoline, diesel, kerosene, lubricant, paraffin, and asphalt.

In 2008, our refining and marketing segment had a loss from operations of RMB82,970 million.

The following sets forth the highlights of our refining and marketing segment in 2008:

•	as of December 31, 2008, our refineries’ annual primary distillation capacity totaled 941.7 million barrels of crude oil per year, or 2,580.1 thousand barrels per day;

•	we processed 849.8 million barrels of crude oil, or 2.3 million barrels per day;

•	we produced approximately 73.97 million tons of gasoline, diesel and kerosene and sold approximately 90.95 million tons of these products;

•	as of December 31, 2008, our retail distribution network consisted of:

•	16,725 service stations owned and operated by us,

•	731 franchise service stations owned and operated by third parties with which we have long-term refined product supply agreements, representing a significant decrease from last year, as a result of our termination of cooperation arrangements with certain franchise service stations that had demonstrated deficiencies in image, service or oil quality; and

•	in 2008, our service stations, which are located throughout China, sold approximately 61.8 million tons of gasoline and diesel, representing 71.7% of the total of these products sold through our marketing operations.

Refining

Our refineries are located in eight provinces, four autonomous regions and one municipality in the northeastern, northwestern and northern regions of China.

Refined Products

We produce a wide range of refined products at our refineries. Some of the refined products are for our internal consumption and used as raw materials in our petrochemical operation. The table below sets forth production volumes for our principal refined products for each of the years ended December 31, 2006, 2007 and 2008.

	Year Ended December 31,
Product	2006	2007	2008
	(In thousands of tons)

Diesel	44,226.5	47,345.4	48,294.4
Gasoline	22,027.2	22,018.7	23,465.2
Fuel oil	3,491.4	4,162.0	4,076.5
Naphtha	6,317.9	7,491.9	7,225.8
Asphalt	1,605.7	1,563.4	2,093.3
Kerosene	2,063.7	2,017.2	2,208.8
Lubricants	1,488.4	1,760.4	1,767.9
Paraffin	1,051.8	1,003.0	948.5

Total	82,272.6	87,362.0	90,080.4

We optimize our production facilities mix to meet market demand and to focus on the production of high margin products. This has resulted in an overall modest increase in the production of lighter refined products which generally are higher margin products, such as gasoline and diesel.

In recent years, we have made significant capital investments in facility expansions and upgrades to improve product quality to meet evolving market demand and environmental requirements in China. In each of the years ended December 31, 2006, 2007 and 2008, our capital expenditures for our refining and marketing segment were RMB19,206 million, RMB26,546 million and RMB20,274 million, respectively. These capital expenditures were incurred primarily in connection with the expansion and upgrades of our refining facilities, upgrade of our product quality, and expansion of our refined product retail marketing network and storage infrastructure for the purpose of maintaining and increasing our market share. In 2008, we had completed the construction or renovation of 19 refining projects including, among others, the construction of the 1.4 million tons/year continuous reforming and disproportionation unit at Liaoyang Petrochemical, the construction of the 1.8 million tons/year gasoline catalytic hydrofining unit at Lianzhou Petrochemical, and the expansion of the 420,000 tons/year acrylonitrile refining unit at Jilin Petrochemical. In addition, we have also focused on enhancing our processing technologies and methods. These efforts have enabled us to improve the quality of refined products at our refineries, particularly that of gasoline and diesel. We believe that our refined products are capable of meeting product specification and environmental protection requirements as set by the PRC government.

Our Refineries

Most of our refineries are strategically located close to our crude oil storage facilities, along our crude oil and refined product transmission pipelines and/or railways. These systems provide our refineries with secure supplies of crude oil and facilitate our distribution of refined products to the domestic markets. In each of the years ended December 31, 2006, 2007 and 2008, our exploration and production operations supplied approximately 82%, 80% and 77%, respectively, of the crude oil processed in our refineries.

The table below sets forth certain operating statistics regarding our refineries as of December 31, 2006, 2007 and 2008.

	As of December 31,
	2006	2007	2008

Primary distillation capacity(1) (thousand barrels per day)
Lanzhou Petrochemical	212.6	212.6	212.6
Dalian Petrochemical	415.0	415.0	415.0
Fushun Petrochemical	186.2	186.2	186.2
Daqing Petrochemical	121.5	121.5	121.5
Jinzhou Petrochemical	131.6	131.6	131.6
Jinxi Petrochemical	131.6	131.6	131.6
Jilin Petrochemical	141.7	141.7	141.7
Urumqi Petrochemical	101.2	121.5	121.5
Other refineries	1,122.5	1,118.4	1,118.4

Total	2,563.9	2,580.1	2,580.1

Refining throughput (thousand barrels per day)
Lanzhou Petrochemical	191.4	213.9	202.3
Dalian Petrochemical	244.7	233.5	267.2
Fushun Petrochemical	196.4	196.6	193.1
Daqing Petrochemical	128.5	124.3	117.1
Jinzhou Petrochemical	137.8	133.6	132.5
Jinxi Petrochemical	132.1	133.6	126.8
Jilin Petrochemical	146.5	146.1	136.3
Urumqi Petrochemical	98.0	106.1	110.3
Other refineries	875.3	968.8	1,036.4

Total	2,150.8	2,256.5	2,322.0

	As of December 31,
	2006	2007	2008

Conversion equivalent(2) (percent)
Lanzhou Petrochemical	53.3	53.3	53.3
Dalian Petrochemical	27.8	27.8	44.9
Fushun Petrochemical	70.7	70.7	70.7
Daqing Petrochemical	76.7	76.7	80.0
Jinzhou Petrochemical	84.6	84.6	84.6
Jinxi Petrochemical	66.2	66.2	66.2
Jilin Petrochemical	61.4	61.4	61.4
Urumqi Petrochemical	62.0	51.7	51.7
Average of other refineries	51.8	51.9	54.0

(1)	Represents the primary distillation capacity of crude oil and condensate.

(2)	Stated in fluid catalytic cracking, delayed coking and hydrocracking equivalent/ topping (percentage by weight), based on 100% of balanced distillation capacity.

In each of the years ended December 31, 2006, 2007 and 2008, the average utilization rate of the primary distillation capacity at our refineries was 95.9%, 97.7% and 94.9%, respectively. The average yield for our four principal refined products (gasoline, kerosene, diesel and lubricants) at our refineries was 65.7%, 65.6% and 65.8%, respectively, in the same periods. “Yield” represents the number of tons of a refined product expressed as a percentage of the number of tons of crude oil from which that product is processed. In each of the years ended December 31, 2006, 2007 and 2008, the yield for all refined products at our refineries was 92.2%, 93.0% and 92.7%, respectively.

Dalian Petrochemical, Fushun Petrochemical and Lanzhou Petrochemical were our leading refineries in terms of both primary distillation capacity and throughput in 2008. They are all located close to our major oil fields in the northeast and northwest regions of China and produce a wide range of refined products. Lanzhou Petrochemical has a strategic position in our plan to expand our markets in refined product sales in the southwestern and central regions of China. It is located in the northwestern part of China, providing easy access to markets in the southwestern and central regions in China. As of December 31, 2008, these three refineries had an aggregate primary distillation capacity of 297.0 million barrels per year, or 813.8 thousand barrels per day, representing approximately 31.5% of the total primary distillation capacity of all our refineries as of the same date. In 2008, these three refineries processed an aggregate of 242.5 million barrels of crude oil, or 662.6 thousand barrels per day, representing approximately 28.5% of our total throughput in the same period.

Marketing

We market a wide range of refined products, including gasoline, diesel, kerosene and lubricants, through an extensive network of sales personnel and independent distributors and a broad wholesale and retail distribution system across China. As of December 31, 2008, our marketing network consisted of:

•	approximately 802 regional wholesale distribution outlets nationwide. Substantially all of these outlets are located in high demand areas such as economic centers across China, particularly in the coastal areas, along major railways and along the Yangtze River; and

•	16,725 service stations owned and operated by us and 731 franchise service stations owned and operated by third parties.

In 2008, we sold approximately 86.1 million tons of gasoline and diesel. The PRC government and other institutional customers, including railway, transportation and fishery operators, are our long-term purchasers of the gasoline and diesel that we produce. We sell gasoline and diesel to these customers at the supply prices for special customers published by the PRC government. See “— Regulatory Matters — Pricing — Refined Products” for a

discussion of refined product pricing. In 2008, sales of gasoline and diesel to these customers accounted for approximately 2.9% and 12.8% of our total sales of gasoline and diesel, respectively.

The following table sets forth our refined product sales volumes by principal product category for each of the years ended December 31, 2006, 2007 and 2008.

	Year Ended December 31,
Product	2006	2007	2008
	(In thousands of tons)

Diesel	48,863.9	54,844.3	56,515.9
Gasoline	23,993.2	27,115.7	29,631.6
Fuel oil	8,711.2	9,656.2	8,414.6
Naphtha	6,887.6	8,347.6	8,628.2
Kerosene	2,047.4	3,782.2	4,797.9
Lubricants	2,044.4	2,348.5	1,977.1
Asphalt	3,321.2	4,387.1	3,315.2
Paraffin	1,104.3	1,021.8	908.3

Total	96,973.2	111,503.4	114,188.8

Wholesale Marketing

We sell refined products both directly and through independent distributors into various wholesale markets, as well as to utility, commercial, petrochemical, aviation, agricultural, fishery and transportation companies in China. Our gasoline and diesel sales also include the amount we transferred to our retail operations. We made wholesale sales of approximately 1.36 million tons of gasoline and diesel to Sinopec in 2008, representing approximately 1.67% of our total sales of these products in the same period. In 2008, we sold approximately 14.3 million tons of our other principal refined products.

Retail Marketing

The weighted average sales volume of gasoline and diesel per business day at our service station network was 7.8 tons per service station in 2006, 8.4 tons per service station in 2007 and 9.6 tons per service station in 2008.

We sell our refined products to service stations owned and operated by CNPC. These service stations sell exclusively refined products produced or supplied by us in accordance with contractual arrangements between CNPC and us. Under these contractual arrangements, we also provide supervisory support to these service stations.

We currently use “ ” for all our service stations.

Most of the service stations in our service station network are concentrated in the northern, northeastern and northwestern regions of China where we have a dominant wholesale market position. However, the eastern and southern regions of China have a higher demand for gasoline and diesel. We have made significant efforts in recent years to expand our sales and market share in those regions through expanding the number of our service stations and storage facilities in those regions. For example, we established an equity joint venture, BP PetroChina Petroleum Company Limited, in Guangdong Province in collaboration BP Global Investments Limited, a subsidiary of BP Amoco p.l.c. As of December 31, 2008, BP PetroChina Petroleum Company Limited owned and operated 469 service stations in the Pearl River Delta of Guangdong Province.

We invested a total of RMB4,918 million in expanding our service station network in 2008. In 2008, we sold approximately 26,370 thousand tons of gasoline and diesel through our owned and franchised service stations in the eastern and southern regions of China, as compared to approximately 21,480 thousand tons and approximately 25,660 thousand tons we sold in 2006 and 2007, respectively.

In 2008, we acquired or constructed an aggregate of 414 service stations that are owned and operated by us, of which 280 are in the eastern and southern regions of China. We plan to further increase our retail market share and improve the efficiency of our retail operations, with a continued focus on the eastern and southern regions of China.

We plan to invest approximately RMB7,000 million in 2009 to expand our service station network and storage infrastructure by adding approximately 300 new service stations.

The following table sets forth the number of service stations in our marketing network as of December 31, 2008:

Owned and operated by us(1)	16,725
Franchised	731
Total	17,456

(1)	Includes 469 service stations owned and operated by BP PetroChina Petroleum Company Limited.

In order to improve the efficiency and profitability of our existing service station network, we standardize the interior and exterior of our service stations, our service procedures, staff uniforms and the product quality of all our service stations. We are in the process of constructing a centralized service station management system covering all our sales branches. As part of this effort, up to now, the computerized management system has been implemented at certain pilot service stations in Shandong, Shanghai and Dalian and this system will be extended to service stations across the country. We are making great efforts to promote the use of pre-paid gasoline/diesel filling cards at our service stations. In addition, we are developing convenience-store-like service stations with a view to improving the management and client service quality of our service stations. In addition to selling gasoline and diesel, we have planned to gradually increase the sale of lubricants and other non-fuel products at our service stations.

Chemicals and Marketing

Through 13 chemical plants and four chemical products sales companies, we produce and market basic petrochemical products, derivative petrochemical products, and other chemical products. As of December 31, 2008, our chemicals and marketing segment reported a loss from operations of RMB2,877 million.

Our chemical plants and sales companies are located in six provinces, three autonomous regions and two municipalities under the direct administration of the central government in China. Most of our chemical plants are near to our refineries and are also connected with the refineries by pipelines, providing additional production flexibility and opportunities for cost competitiveness. Our exploration and production, refining and marketing, and natural gas and pipeline operations supply substantially all of the hydrocarbon feedstock requirements for our chemicals operations. We believe that the proximity of our refineries to our chemical plants promotes efficiency in production, secures feedstock supply and minimizes the risk of production interruption. Our production capacity and our market share in China for chemical products allow us to solidify our dominant position in the northern and western regions of China. In addition, our stable customer base in the eastern and southern regions of China provides us with the opportunity to expand our market share in these regions.

Our Chemical Products

The table below sets forth the production volumes of our principal chemical products for each of the years ended December 31, 2006, 2007 and 2008.

	Year Ended December 31,
	2006	2007	2008
	(In thousand tons)

Basic petrochemicals
Propylene	2,671.2	3,083.2	3,152.4
Ethylene	2,067.9	2,581.5	2,675.6
Benzene	749.6	827.8	943.5
Derivative petrochemicals
Synthetic resin
Polyethylene	1,531.3	2,101.2	2,153.7
Polypropylene	1,291.0	1,630.2	1,730.0
ABS	223.0	215.0	198.9
Other synthetic resin products	15.8	16.1	16.9
Synthetic fiber
Polyacrylic fiber	81.0	79.3	61.6
Terylene fiber	53.3	48.1	35.7
Other synthetic fiber products	6.4	9.3	9.0
Synthetic rubber
Styrene butadiene rubber	212.9	210.6	249.6
Other synthetic rubber products	99.1	100.0	94.4
Intermediates
Alkylbenzene	207.9	197.5	205.4
Other chemicals
Urea	3,576.3	3,634.5	3,823.7

We are one of the major producers of ethylene in China. We use the bulk of the ethylene we produce as a principal feedstock for the production of many chemical products, such as polyethylene. As of December 31, 2008, our annual ethylene production capacity was 2,710 thousand tons, remaining the same compared with the year ended December 31, 2007. Our production volume of ethylene increased by 3.7% from 2,581.5 thousand tons in 2007 to 2,675.6 thousand tons in 2008. We expect to complete the 1,000,000 tons/ year ethylene production project at Dushanzi Petrochemical by the end of 2009. The petrochemical ethylene projects at Fushun Petrochemical, Sichuan Petrochemical and Daqing Petrochemical have been approved by the National Development and Reform Commission and we are currently in the process of implementing these projects.

In 2008, the monthly average capacity utilization rate at our ethylene production facilities was 98.7%. The cost of ethylene production is an important component of our overall chemical production costs. Reduction of energy consumption and raw material loss is a key factor in reducing ethylene production costs. We have implemented a series of measures to reduce energy consumption. The average energy consumption of our ethylene production facilities was 748.4, 743.8 and 713.8 kilograms of standard oil per ton in 2006, 2007 and 2008, respectively. This is significantly higher than the world average of 500 to 690 kilograms of standard oil per ton. We plan to continue to implement measures to reduce our energy consumption.

In addition, high ethylene percentage loss has also contributed to the relatively high cost of our ethylene production. In order to reduce high ethylene percentage loss in our ethylene production, we have implemented a series of measures at our chemical plants in the past several years, such as improving our process management of key units for ethylene production, reducing unplanned temporary interruptions of our chemical facilities and enhancing pyrolysis material composition and production plans. As a result, the average ethylene percentage loss at our chemical plants decreased from 0.61% in 2005 to 0.47% in 2008.

We produce a number of synthetic resin products, including polyethylene, polypropylene and ABS. As of December 31, 2008, our production capacities for polyethylene, polypropylene and ABS were 2,212 thousand tons, 1,864 thousand tons and 220 thousand tons, respectively. In 2008, we produced 2,153.7 thousand tons and 1,730 thousand tons of polyethylene and polypropylene, respectively, which respectively increased by 2.5% and 6.1% as compared with 2007. Currently, China imports significant volumes of these products to meet the domestic demand due to an inadequate supply of high-quality domestically produced polyethylene and polypropylene. We intend to increase the production, and improve the quality, of these products. We have built new production facilities with new technology for the production of these products in Daqing Petrochemical, Daqing Refining and Chemical, Fushun Petrochemical, Jilin Petrochemical, Lanzhou Petrochemical, Dalian Petrochemical and other branch companies to meet this target.

Sales and Marketing

Our chemical products are distributed to a number of industries that manufacture components used in a wide range of applications, including automotive, construction, electronics, medical manufacturing, printing, electrical appliances, household products, insulation, packaging, paper, textile, paint, footwear, agriculture and furniture industries.

The following table sets forth the sales volumes of our chemical products by principal product category for each of the years ended December 31, 2006, 2007 and 2008.

	Year Ended December 31,
Product	2006	2007	2008
	(In thousands of tons)

Derivative petrochemicals
Synthetic resin
Polyethylene	1,594.8	2,102.4	2,194.9
Polypropylene	1,069.6	1,434.8	1,549.1
ABS	233.4	216.7	327.1
Synthetic fiber
Terylene fiber	59.4	56.6	41.7
Polyacrylic fiber	91.2	71.6	67.5
Synthetic rubber
Butadiene styrene rubber	203.4	219.0	233.8
Intermediates
Alkylbenzene	127.9	156.6	164.6
Other chemicals
Urea	3,570.6	3,662.2	4,393.2

Natural Gas and Pipeline

We are China’s largest natural gas transporter and seller in terms of sales volume, with revenues of RMB63,315 million and total sales volume of 1,916.6 billion cubic feet in 2008, of which 1,718.5 billion cubic feet was sold by our natural gas and pipeline segment. In 2008, our natural gas and pipeline segment generated income from operations of RMB16,057 million. We sell natural gas primarily to fertilizer and chemical companies, commercial users and municipal utilities owned by local governments.

The following table sets forth the length of our natural gas pipelines as of December 31, 2006, 2007 and 2008 and the volume of natural gas sold by us in each of the years ended December 31, 2006, 2007 and 2008.

	As of December 31 or Year
	Ended December 31,
	2006	2007	2008

Length of natural gas pipelines used by our natural gas segment (km)	19,662	19,792	21,304
Total length of natural gas pipelines (km)	20,590	22,043	24,037
Volume of natural gas sold by our natural gas segment (Bcf)	1,200.5	1,502.0	1,718.5
Total volume of natural gas sold(1) (Bcf)	1,357.0	1,647.8	1,916.6

(1)	Including both the natural gas sold to third parties and the natural gas sold within our company for the production of other products.

In addition, we also conduct the operation of crude oil and refined product transmission and storage infrastructure in the natural gas and pipeline segment.

Our Principal Markets for Natural Gas

In 2008, 27.8%, 20.9%, 16.7%, 3.7%, 4% and 26.9% of our natural gas sales were to the southwestern, northern, northwestern, northeastern, central, and eastern regions of the PRC, respectively.

Currently, Sichuan Province and Chongqing Municipality in southwest China are two of our principal markets for natural gas. We sold 478 billion cubic feet of natural gas to Sichuan Province and Chongqing Municipality in 2008, as compared to 462.1 billion cubic feet in 2007, representing approximately 24.9% of our total natural gas sales in 2008. We supply natural gas to Sichuan Province and Chongqing Municipality from our exploration and production operations in the Sichuan oil region. Our natural gas pipelines in these areas are well developed, consisting of a natural gas transmission network with a total length of approximately 6,965 kilometers. As these areas lack adequate supply of alternative energy resources, such as coal, we believe that we can further expand our natural gas sales as energy demand increases in these areas.

Beijing Municipality, Tianjin Municipality, Hebei Province and Shandong Province in northern China have high energy consumption levels. These areas are also important markets for our natural gas transmission and marketing business. We sold an aggregate of 349 billion cubic feet of natural gas to these areas in 2008, as compared to 261.3 billion cubic feet in 2007. Our natural gas sales to Beijing Municipality increased 30.5% from 151.1 billion cubic feet in 2007 to 197.2 billion cubic feet in 2008. We supply natural gas to Beijing Municipality, Tianjin Municipality and Hebei Province primarily from the Changqing oil region through the Shaanxi to Beijing natural gas pipeline, which is one of our natural gas trunk pipelines, and from the Huabei and Dagang oil regions. Currently, we have 2,827 kilometers of natural gas pipelines in these areas.

Gansu Province, Qinghai Province, Shanghai Municipality, Jiangsu Province, Zhejiang Province, Anhui Province, Henan Province, Shanxi Province, Hubei Province and Hunan Province are also our natural gas markets. In 2001, we completed the construction of the Sebei to Xining to Lanzhou natural gas pipeline and in 2004, we completed the construction and commenced commercial operation of the mainlines of the West to East natural gas pipeline and the Zhong County to Wuhan City natural gas pipeline. These three pipelines link our Xinjiang, Changqing, Sichuan and Qinghai gas fields with our natural gas markets referred to above. Shanghai Municipality, Jiangsu Province, Zhejiang Province and Anhui Province located in Yangtze River Delta have become our significant natural gas markets. In 2008, we sold 462.4 billion cubic feet of natural gas to this area, representing approximately 24.1% of our total natural gas sales in 2008.

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

Natural Gas Transmission Infrastructure

As of December 31, 2008, our natural gas and pipeline segment owned and operated approximately 21,304 kilometers of natural gas pipelines in China, which represented the vast majority of China’s onshore natural gas pipelines. Our existing natural gas pipelines form regional natural gas supply networks in northwestern, southwestern, northern and central China as well as the Yangtze River Delta. Our experience in the design, construction management and operation of our existing natural gas pipelines has enabled us to develop relatively advanced technologies and skills in China in long distance pipeline design, construction and automated operational communications. We believe that we will continue to benefit from those technologies and skills in the future expansion of our natural gas pipeline networks and their ancillary facilities.

As of December 31, 2008, we constructed and operated the following main natural gas pipelines in China:

West to East Natural Gas Pipelines

Completed in 2004, the main line of our West to East natural gas pipelines project links our natural gas fields in Xinjiang and Changqing with Henan Province, Anhui Province, Shanghai Municipality and other areas in the Yangtze River Delta. The total length of the main line is 3,839 kilometers.

The West to East natural gas pipelines project also includes three additional connecting pipelines. These lines are: (i) Hebei to Nanjing pipeline, completed in January 2006, starting at Qingshan, Jiangsu Province and ending at Anping, Hebei Province, with a length of 886 kilometers; (ii) Huaiyang to Wuhan pipeline, completed in December 2006, starting at Huaiyang, Anhui Province and ending at Wuhan, Hubei Province, with a length of 455 kilometers; and (iii) Lanzhou to Yinchuan pipeline, completed in July 2007, starting at Lanzhou, Gansu Province and ending at Yinchuan, Ningxia Autonomous Region, with a total length of 402 kilometers.

Our West to East natural gas pipelines has a designed annual throughput capacity of 423.8 billion cubic feet. As of December 31, 2008, we entered into long-term take-or-pay contracts with 65 subscribers and distributors to supply them with natural gas through the West to East natural gas pipelines. We sold 462.3 billion cubic feet of natural gas through these pipelines in 2008, representing approximately 24.1% of our total natural gas sales in 2008.

We believe that the successful completion of this natural gas pipelines project and associated storage facilities substantially enhanced our ability to capitalize on the anticipated growth in demand of natural gas in the destination regions. We are currently expanding the transmission capacity of the West to East natural gas pipelines by upgrading the existing gas compression stations and building additional stations to increase the throughput capacity. In addition, we began constructing the second phase of West to East natural gas pipelines project in

February 2008, which will connect Xinjiang Autonomous Region, Gansu Province, Ningxia Autonomous Region and Shaanxi Province with a natural gas pipeline of 4,843 kilometers.

Zhong County to Wuhan Municipality natural gas pipeline

The Zhong County to Wuhan Municipality natural gas pipeline links our natural gas fields in the Sichuan gas region in the west to Hubei Province and Hunan Province in the east, with a total length of 1,375 kilometers, including the main line of 719 kilometers and three branch lines with a total length of 656 kilometers. This line has a designed annual throughput capacity of 105.9 billion cubic feet. The main line and its Xiangfan branch line and Huangshi branch line were completed and put into commercial operation in December 2004 and the Xiangtan branch line was completed and put into commercial operation in July 2005.

As of December 31, 2008, we entered into long-term take-or-pay contracts with 29 subscribers and distributors to supply them with natural gas through our Zhong County to Wuhan Municipality natural gas pipeline. We sold 68.5 billion cubic feet of natural gas through this pipeline in 2008, representing approximately 3.6% of our total natural gas sales for the period.

The First and Second Shaanxi to Beijing Municipality natural gas pipelines

The Shaanixi to Beijing Municipality natural gas pipelines link our Changqing oil and gas region with Shaanxi Province, Shanxi Province, Hebei Province and Beijing Municipality. The first line was completed in September 1997, with a length of 910 kilometers and a designed annual throughput capacity of 116.5 billion cubic feet. The second line was completed in July 2005, with a total length of 940 kilometers and a designed annual throughput capacity of 423.8 billion cubic feet.

As of December 31, 2008, we entered into long-term take-or-pay contracts with 58 subscribers and distributors to supply them with natural gas through our Shaanxi to Beijing Municipality natural gas pipelines. We sold 333.7 billion cubic feet of natural gas through these pipelines in 2008, representing approximately 17.4% of our total natural gas sales for the period.

In addition to the major transmission infrastructures described above, we also operate other natural gas pipelines linking our domestic gas fields to natural gas consumption markets in China, including the pipeline network within the Sichuan gas region, the Sebei to Xining to Lanzhou natural gas pipeline, the Daqing to Harbin natural gas pipeline and Daqing to Qiqihar gas pipeline.

In 2008, we also commenced the construction of several natural gas pipeline projects to expand our existing transmission infrastructures. These projects include, but are not limited to, (i) Yongqing to Tangshan to Qinhuangdao natural gas pipeline of 321 kilometers that connects Beijing Municipality, Tianjin Municipality and Hebei Province, (ii) Changling to Changchun to Jihua natural gas pipeline of 221 kilometers that runs within the Jilin oil and gas region, and (iii) Naxi to Anbian natural gas pipeline of 106 kilometers that runs within the Sichuan gas region.

Crude Oil and Refined Product Transportation and Storage Infrastructure

We have an extensive network for the transportation, storage and distribution of both crude oil and refined products, which covers many regions of China. Our goal is to exploit and optimize our existing infrastructure to further consolidate our presence as the leading integrated oil and gas company in China.

In 2005, we completed the construction of the PRC portion of the Sino-Kazakhstan oil pipeline. The PRC portion, starting at Ala Mountain Pass and ending at Dushanzi in Xinjiang Autonomous Region, has a total length of 246 kilometers. Commercial operation of the Sino-Kazakhstan oil pipeline commenced in July 2006.

In June 2007, we completed the construction and commenced the commercial operation of the Dagang to Zaozhuang oil pipeline, which starts at Dagang, Tianjin and ends at Zaozhuang, Shandong Province, with a total length of 605 kilometers.

As of December 31, 2008, our crude oil transportation and storage infrastructure consisted of:

•	11,028 kilometers of crude oil pipelines with an average daily throughput of approximately 3.12 million barrels; and

•	crude oil storage facilities with an aggregate storage capacity of approximately 19.3 million cubic meters.

We deliver crude oil to customers through our pipeline and storage facility network, through crude oil storage facilities that we lease from third parties and by ships leased by customers. In 2008, approximately 86.48% of our crude oil production was delivered to refineries through our crude oil pipeline network. We believe that our crude oil pipeline network is sufficient for our current and anticipated transportation needs. During the past three years, we have not experienced any delays in delivering crude oil due to pipeline capacity constraints.

Our transportation and storage infrastructure also includes:

•	2,656 kilometers of refined product pipelines with an average daily throughput of approximately 37,126 tons; and

•	refined product storage facilities with a total storage capacity of approximately 23.0 million cubic meters.

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

Competition

As an oil and gas company operating in a competitive industry, we compete in each of our business segments in both China and international markets for desirable business prospects and for customers. Our principal competitors in China are Sinopec, including its subsidiary China National Star Petroleum Corporation, or CNSPC, and CNOOC.

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

Refining and Marketing and Chemicals and Marketing Operations

We compete with Sinopec in our refining and marketing and chemicals and marketing operations on the basis of price, quality and customer service. Most of our refineries and chemical plants are located in the northeastern, northwestern and northern regions of China where we have the dominant market share for refined products and chemical products. We also sell our refined products and chemical products in the eastern, southern, southwestern and central-southern regions of China, where our products have a considerable market share. The eastern and southern regions of China, where refined products and chemical products are in higher demand, are important markets for our refined products and chemical products. Sinopec has a strong presence in the eastern and southern regions of China in competition with us, and most of Sinopec’s refineries, chemical plants and distribution networks are located in these regions in close proximity to these markets. Moreover, as the newly constructed facilities of CNOOC commenced operation, the competition has further intensified. We expect that we will continue to face competition from, among other competitors, Sinopec in increasing our refined products and chemical products sales in these regions. See “Item 3 — Key Information — Risk Factors”.

We also face competition from imported refined products and chemical products on the basis of price and quality. As a result of China’s entry into the WTO, competition from foreign producers of refined products and chemical products has increased as tariff and non-tariff barriers for imported refined products and chemical products are reduced or eliminated over time, including the opening over time of retail and wholesale markets in China for refined products and chemical products to foreign competition. Our ability to compete with foreign producers of refined products and chemical products will depend on our ability to reduce our production costs and improve the quality of our products. See “Item 3 — Key Information — Risk Factors”.

Natural Gas and Pipeline Operations

We are the largest natural gas supplier in the PRC. Currently, we face very limited competition in the supply of natural gas in Beijing Municipality, Tianjin Municipality, Hebei Province, Shanghai Municipality, Jiangsu Province, Zhejiang Province, Anhui Province, Henan Province, Hubei Province, Hunan Province and the northwestern regions of China, our existing principal markets for natural gas. Currently, Sinopec has natural gas fields in Sichuan Province and Chongqing Municipality and sells natural gas to users in Sichuan and Chongqing. We, therefore, have limited competition from Sinopec in our markets in Sichuan Province and Chongqing Municipality. Further, we intend to expand our markets for natural gas into the coastal regions in southeastern China where we may face competition from CNOOC and, to a lesser extent, Sinopec. We believe that our dominant natural gas resources base, our relatively advanced technologies and skills in managing long distance pipelines will enable us to continue to be a dominant player in the natural gas markets in China.

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

We anticipate that the environmental laws and regulations to which we are subject will become increasingly strict and are therefore likely to have an increasing impact on our operations. It is difficult, however, to predict accurately the effect of future developments in such laws and regulations on our future earnings and operations. Some risk of environmental costs and liabilities is inherent in certain of our operations and products, as it is with other companies engaged in similar businesses. We cannot assure you that material costs and liabilities will not be incurred. However, we do not currently expect any material adverse effect on our financial condition or results of operations as a result of compliance with such laws and regulations. We paid pollutant discharge fees of approximately RMB211 million, RMB231 million and RMB200 million in 2006, 2007 and 2008, respectively.

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

Our capital expenditures on environmental programs in 2006, 2007 and 2008 were approximately RMB4,634 million, RMB2,299 million and RMB1,366 million, respectively.

Because a number of our production facilities are located in populated areas, we have established a series of preventative measures to improve the safety of our employees and surrounding residents and minimize disruptions or other adverse effects on our business. These measures include:

•	providing each household in areas surrounding our production facilities with printed materials to explain and illustrate safety and protection knowledge and skills; and

•	enhancing the implementation of various effective safety production measures we have adopted previously.

We believe that these preventative measures have helped minimize the possibility of incidents that may result in serious casualties and environmental consequences. In addition, the adoption of these preventative measures has not required significant capital expenditures to date, and therefore, will not have a material adverse effect on our results of operations and financial condition.

Legal Proceedings

We are involved in certain legal proceedings concerning matters arising in the ordinary course of our business. We believe, based on currently available information, that these proceedings, individually or in the aggregate, will not have a material adverse effect on our results of operations or financial condition.

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

As of December 31, 2008, CNPC obtained formal land use right certificates for 27,615 of the 28,649 parcels of land and ownership certificates for some buildings. The governmental procedures for the above-mentioned service stations located on collectively owned land have not been completed to date. We believe that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. Our directors believe that this will not have any material adverse effect on our results of operations and financial condition.

We hold exploration and production licenses covering all of our interests in developed and undeveloped acreage, oil and natural gas wells and relevant facilities. See “— Exploration and Production — Properties”.

Intellectual Property

Our company logo “ ” is jointly owned by us and CNPC and has been used since December 26, 2004. We have applied for trademark registrations of the logo with the State Trademark Bureau of the PRC. To date, several of our applications have been approved and others are either in the process of review or public announcement phase. In addition, we have applied for international trademark registration for our logo in other jurisdictions. We have received two Madrid International Trademark Registration Certificates for our logo covering 31 jurisdictions and 105 trademark registration certificates from individual countries and regions.

As of December 31, 2008, we owned approximately 2,900 patents in China and other jurisdictions. We were granted 258 patents in China in 2008.

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

Applicants for exploration licenses must first register with the Ministry of Land and Resources blocks in which they intend to engage in exploration activities. The holder of an exploration license is obligated to make a progressively increasing annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. Investments range from RMB2,000 per square kilometer for the initial year to RMB5,000 per square kilometer for the second year, and to RMB10,000 per square kilometer for the third and subsequent years. Additionally, the holder has to pay an annual exploration license fee that starts at RMB100 per square kilometer for each of the first three years and increases by an additional RMB100 per square kilometer per year for subsequent years up to a maximum of RMB500 per square kilometer. The maximum term of an oil and natural gas exploration license is seven years, subject to twice renewal upon expiration of the original term, with each renewal being up to two years. At the exploration stage, an applicant can also apply for a progressive exploration and production license that allows the holder to test and develop reserves not yet fully proven. Upon the detection and confirmation of the quantity of reserves in a certain block, the holder must apply for a production license based on economic evaluation, market conditions and development planning in order to shift into the production phase in a timely fashion. In addition, the holder needs to obtain the right to use that block of land. Generally, the holder of a full production license must obtain a land use rights certificate for industrial land use covering that block of land.

The Ministry of Land and Resources issues production licenses to applicants on the basis of the reserve reports approved by the relevant authorities. Production license holders are required to pay an annual production right usage fee of RMB1,000 per square kilometer. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. In accordance with a special approval from the State Council, the Ministry of Land and Resources has issued production licenses with terms coextensive with the projected productive life of the assessed proven reserves as discussed above. Each of our production licenses is renewable upon our application 30 days prior to expiration. If oil and gas prices increase, the productive life of our crude oil and natural gas reservoirs may be extended beyond the current terms of the relevant production licenses.

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

Refined Products

Since October 2001, PetroChina has set its retail prices within an 8% floating range of the published retail median guidance prices of gasoline and diesel published by the National Development and Reform Commission (but after March 26, 2006, the price of diesel for fishing vessels has been set in line with the published retail base price, with no upward adjustment for the time being). These retail median guidance prices of gasoline and diesel vary in each provincial level distribution region. From October 2001 to early 2006, the National Development and Reform Commission published the retail median guidance prices of gasoline and diesel from time to time based on the weighted average FOB Singapore, Rotterdam and New York trading prices for diesel and gasoline plus transportation costs and taxes. Generally, adjustments were made only if the weighted average prices fluctuate beyond 8% of the previously published retail median guidance price. In 2006, the PRC government, under its macro economic controls, introduced a mechanism for determining the prices of refined products.

On December 18, 2008, the PRC government further improved the pricing mechanism and the domestic prices of refined oil products continue to be indirectly linked to the international market. Under the improved mechanism, the domestic selling price of the refined oil products are determined on the basis of the corresponding international crude oil prices and by taking consideration of the average domestic processing cost, tax, selling expenses and appropriate profit margin.

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

On December 26, 2005, the National Development and Reform Commission reformed the mechanism for setting the ex-works prices of domestic natural gas by changing the ex-works prices to governmental guidance prices, and categorizing domestic natural gas into two categories. On the basis of the ex-works price set by the government, subject to the negotiations between the seller and the buyer, the actual ex-works price of the first category may float upward or downward up to 10%; while the actual ex-works price of the second category may float upward up to 10% and downward to any level. The price of the first category will be adjusted to the same level as the second category within three to five years. The National Development and Reform Commission does not allow PetroChina and Sinopec to charge different prices towards internal and external enterprises. On November 10, 2007, the National Development and Reform Commission increased the ex-works price of the industrial use natural gas by RMB400/thousand cubic meters.

PetroChina negotiates the actual ex-works price with natural gas users within the benchmark price and the adjustment range set by the government.

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

Tax Item	Tax Base	Tax Rate

Enterprise income tax	Taxable income	Since January 1, 2008, charged at the legal rate of 25%. However, certain of our qualified operations in west regions of the PRC are entitled to a rate of 15% prior to 2010.

Value-added tax	Revenue	13% for liquified natural gas, natural gas, liquified petroleum gas, agricultural film and fertilizers and 17% for other items.

	Sales volume	5% for the Sino-foreign oil and gas exploration and development cooperative projects. However input value-added tax cannot be deducted.

Business tax	Revenue from transportation services	3%

Consumption tax	Aggregate volume sold or self-consumed	RMB0.2 per liter for unleaded gasoline

Tax Item	Tax Base	Tax Rate

RMB0.1 per liter for diesel.

RMB0.2 per liter for naphtha, solvent naphtha and lubricants.

RMB0.1 per liter for fuel oil

Resource tax	Aggregate volume sold or self-consumed	Since July 1, 2005, resource tax applicable to crude oil of our company was adjusted upward from the original RMB8 to 30 per ton to RMB14 to 30 per ton, and the resource tax for natural gas was adjusted from the original RMB2 to 15 per thousand cubic meter to RMB7 to 15 per thousand cubic meter.

The actual applicable rate for each oil field may differ, depending on the resource differences, volume of the exploration and production activities and costs required for the production at the particular oil field.

Compensatory fee for mineral resources	Revenue	1% for crude oil and natural gas

Crude oil special gain levy	Sales amount above specific threshold	Effective March 26, 2006, levied on the domestic crude oil sold at or above US$40/barrel, with a five-level progressive tax rates, varying from 20% to 40%

Exploration license fee	Area	RMB100 to 500 per square kilometer per year

Production license fee	Area	RMB1,000 per square kilometer per year

Royalty fee(1)	Production volume	Progressive rate of 0-12.5% for crude oil and 0-3% for natural gas

(1)	Payable only by Sino-foreign oil and gas exploration and development cooperative projects. The project entity of those cooperative projects is not subject to any other resource tax or fee.

The PRC Highway Law, as amended on October 31, 1999, provides that the PRC government will collect funds for highway maintenance by imposing fuel taxes. On December 18, 2008, the State Council promulgated the Circular on Implementing the Reform of Refined Oil Product Pricing and Relevant Tax and Charge Collection. According to the Circular, the PRC government will not impose the fuel oil tax. Instead, as part of the reform of the refined oil product pricing, the government will use the existing system of taxation, methods of tax collection and means of taxation administration to further improve the refined oil product pricing mechanism.

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

We are China’s largest producer of crude oil and natural gas and are one of the largest companies in China in terms of sales. In the year ended December 31, 2008, we produced approximately 870.7 million barrels of crude oil and approximately 1,864.2 billion cubic feet of natural gas for sale. Our refineries also processed approximately 849.8 million barrels of crude oil in the year ended December 31, 2008. In the year ended December 31, 2008, we had total revenue of RMB1,071,146 million and income for the year attributable to our shareholders of RMB114,431 million.

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

The table below sets forth the median prices for our principal grades of crude oil in 2006, 2007 and 2008 and the negotiated premiums or discounts applicable to those grades of crude oil since 2006.

		Median Prices for Principal Grades of
		Crude Oil (RMB/Barrel)			Premium/(Discount)
		Year 2006	Year 2007	Year 2008	(RMB/Barrel)
Grade of Crude Oil	Benchmark	Average	Average	Average	2006	2007	2008

Daqing	Minas	513	536	701	(3.8)	(3.8)	(3.8)
Jidong	Minas	513	536	701	(3.8)	(3.8)	(3.8)
Huabei	Minas	513	536	701	(2.4)	(3.9)	(3.9)
Dagang	Cinta	494	512	651	(2.5)	(4)	(4)
Tarim	Minas	513	536	701	(34.6)	(51)	(51)
Tuha	Tapis	554	571	729	(29.0)	(36)	(36)

Increases or decreases in the price of crude oil in China have a significant effect on the revenue from our exploration and production segment. Our revenue from the exploration and production segment for the year ended December 31, 2008 was RMB624,909 million, representing an increase of 32.4% from RMB471,928 million for the year ended December 31, 2007, mainly as a result of the increases in the prices and sales volume of crude oil and nature gas. In the year ended December 31, 2008, our average realized selling price for crude oil was RMB608 per barrel, increased by 22.6% from RMB496 per barrel in the year ended December 31, 2007. See “Item 4 — Information on the Company — Regulatory Matters — Pricing” for a more detailed discussion of current PRC crude oil pricing regulations.

Refined Product Prices

From October 2001 to December 18, 2008, we and Sinopec set our retail prices within an 8% floating range of the median gasoline and diesel guidance prices published by the National Development and Reform Commission or its predecessor, the State Planning Commission. Beginning from December 19, 2008, the PRC government set upper limits for the retail prices of various refined oil products, which had previously been allowed to float within a floating range of the median guidance prices. We determine the prices of other refined products with reference to the published median guidance prices of gasoline and diesel. Our retail prices may differ from those of Sinopec within a given market. Our average realized selling prices tend to be higher in the western and northern regions of China, where we dominate the market, as compared to our average realized selling prices in the eastern and southern regions, where Sinopec has a stronger presence. See “Item 4 — Information on the Company — Regulatory Matters — Pricing” for a more detailed discussion of current PRC refined products pricing regulations.

As of the end of 2007, the retail median prices were RMB5,980/ton for 90# gasoline and RMB5,520/ton for 0# diesel. The following table sets forth the adjustments that were made to such retail median prices from January 2008 to March 2009, as published by the National Development and Reform Commission.

	90(#)	0(#)
Date	Gasoline	Diesel
	(RMB/ton)	(RMB/ton)

June 20, 2008	1,000	1,000
December 19, 2008	(900)	(1,100)
January 15, 2009	(140)	(160)
March 25, 2009	290	180

Chemical Product Prices

We determine and set the prices of all chemical products produced by our chemicals business segment based on market conditions.

Natural Gas Prices

Our natural gas price is comprised of the ex-works price and pipeline transportation tariff.

We negotiate the actual ex-works price with natural gas users on the basis of the benchmark price set by the government and the adjustment range. See “Item 4 — Information on the Company — Regulatory Matters — Pricing” for a more detailed discussion of current PRC natural gas products pricing regulations.

We sold our natural gas at prices which exceed our production and transportation costs in 2008.

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

Accounting for Oil and Gas Exploration and Production Activities

We use the successful efforts method of accounting, with specialized accounting rules that are unique to the oil and gas industry, for oil and gas exploration and production activities. Under this method, geological and geophysical costs incurred are expensed prior to the discovery of proved reserves. However, all costs for developmental wells, support equipment and facilities, and mineral interests in oil and gas properties are capitalized. Costs of exploratory wells are capitalized as construction in progress pending determination of whether the wells find proved reserves. For exploratory wells located in regions that do not require substantial capital expenditures before the commencement of production, the evaluation of the economic benefits of the reserves in such wells will be completed within one year following the completion of the exploration drilling. Where such evaluation indicates that no economic benefits can be obtained, the relevant costs of exploratory wells will be converted to dry hole exploration expenses. The relevant costs will be capitalized if the evaluation indicates that economic benefits can be obtained. For wells that found economically viable reserves in areas where a major capital expenditure would be required before production can begin, the related well costs remain capitalized only if additional drilling is under way or firmly planned. Otherwise the well costs are expensed as dry holes. We have no costs of unproved properties capitalized in oil and gas properties.

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

Depreciation, depletion and amortization to write off the cost or valuation of each asset, other than oil and gas properties, to its residual value is calculated using the straight-line method over the estimated useful life of such asset as follows:

Buildings and plant	8-40 years
Equipment and machinery	4-30 years
Motor vehicles	4-14 years
Other	5-12 years

We do not provide depreciation for construction in progress until it is completed and ready for use.

The useful lives of non-oil and gas properties are estimated at the time these purchases are made after considering future changes, business developments and our strategies. Estimated production lives for oil and gas properties are also made after considering the specific factors discussed under “— Oil and Gas Reserves” above. Should there be unexpected adverse changes in these circumstances or events, which include, among others, declines in projected operating results and negative industry or economic trends we would be required to assess the need to shorten the useful lives and/or make impairment provisions.

In performing this impairment assessment, we review internal and external sources of information to identify indications of these unexpected adverse changes. The sources utilized to identify indications of impairment are often subjective in nature and require us to use judgment in applying such information to our businesses. Our interpretation of this information has a direct impact on whether an impairment assessment is performed as at any given balance sheet date. Such information is particularly significant as it relates to our oil and gas properties. If an indication of impairment is identified, the recoverable amount of each cash generating unit is estimated, which is the higher of its fair value net of selling cost and its value in use, which is the estimated net present value of future cash flows to be derived from the continuing use of the asset and from its ultimate disposal. To the extent the carrying amount of a cash generating unit exceeds the recoverable amount, an impairment loss is recognized in the income statement.

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

Impairment of Accounts Receivable

Accounts receivable are recognized initially at fair value and subsequently measured at amortized costs, using the effective interest method, less provisions made for the impaired receivables. In respect of accounts where there are indications that a receivable may be impaired or not collectible, a provision is recorded based on best estimates to reduce the receivable balance to the amount that is expected to be collected. Factors considered in making a provision include the historical payment and collection experience, debtors’ credit worthiness and appropriate discount rates. The recording of provisions requires the application of judgments about the ultimate resolution of these accounts receivable. As a result, provisions are reviewed at each balance sheet date and adjusted to reflect our current best estimates.

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

Acquisitions

We have acquired a number of companies from CNPC. As we and these companies were under the common control of CNPC, we have accounted for these acquisitions in a manner similar to a uniting of interests, whereby the assets and liabilities acquired were accounted for at carryover predecessor values to CNPC and the consolidated financial statements had been restated to give effect to the acquisitions with all periods presented as if the operations of our company and the acquired companies had always been operated on a combined basis.

Operating Results

The following discussion is based on our historical results of operations. As a result of the factors discussed above, such results of operations may not be indicative of our future operating performance. In 2008, we acquired 100% equity interest in Sun World Limited, a company wholly owned by CNPC. As we and Sun World Limited are under the common control of CNPC, this acquisition has been reflected in our consolidated financial statements as a combination of entities under common control in a manner similar to a uniting of interests. Accordingly, the acquired assets and related liabilities have been accounted for at carryover predecessor values and our consolidated financial statements for 2006 and 2007 have been restated to include the financial condition and results of operation of the acquired company as if our company and the acquired company had always been operated on a combined basis in these periods.

Our income statement for each of the years ended December 31, 2006, 2007 and 2008 is summarized in the table below.

	Year Ended December 31,
	2006	2007	2008
	(RMB in millions)

Total revenues	690,512	836,353	1,071,146
Operating expenses	(490,615)	(635,582)	(911,846)
Income from operations	199,897	200,771	159,300
Exchange gain (loss), net	272	(751)	(1,081)
Interest expense, net	(1,125)	(1,505)	(689)
Income from equity affiliates and jointly controlled entities	1,706	6,442	4,299
Income before income taxes	200,750	204,957	161,829
Income taxes	(50,602)	(49,781)	(35,178)
Income for the year attributable to minority interest	(6,637)	(8,426)	(12,220)

Income for the year attributable to our shareholders	143,511	146,750	114,431

The table below sets forth our revenues by business segment for each of the years ended December 31, 2006, 2007 and 2008 as well as the percentage changes in revenues for the periods shown.

			2007		2008
			vs.		vs.
	2006	2007	2006	2008	2007
	(RMB in millions, except percentages)

Sales and other operating revenues
Exploration and production	425,641	417,928	10.9%	624,909	32.4%
Refining and marketing	543,299	670,844	23.5%	886,472	32.1%
Chemicals and marketing	82,791	102,718	24.1%	110,850	7.9%
Natural gas and pipeline	38,917	50,066	28.6%	63,315	26.5%
Other	1,080	1,718	59.1%	1,418	(17.5)%
Total	1,091,728	1,297,274	18.8%	1,686,964	30.0%

Less intersegment sales	(401,216)	(460,921)	14.9%	(615,818)	33.6%

Consolidated net sales from operations	690,512	836,353	21.1%	1,071,146	28.1%

The table below sets forth our operating income by business segment for each of the years ended December 31, 2006, 2007 and 2008, as well as the percentage changes in operating income for the periods shown. Other income from operations shown below consists of research and development, business services and infrastructure support to our operating business segments.

			2007		2008
			vs.		vs.
	2006	2007	2006	2008	2007
	(RMB in millions, except percentages)

Income (loss) from operations
Exploration and production	221,781	207,503	(6.4)%	240,198	15.8%
Refining and marketing	(29,164)	(20,680)	—	(82,970)	—
Chemicals and marketing	5,058	7,831	54.8%	(2,877)	—
Natural gas and pipeline	8,986	12,495	39.0%	16,057	28.5%
Other	(6,764)	(6,378)	—	(11,108)	—

Total	199,897	200,771	0.4%	159,300	(20.7)%

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Consolidated Results of Operations

Overview

Our income before taxation was RMB161,829 million for the year ended December 31, 2008, representing a decrease of 21.0% compared with the previous period. Income for the year attributable to shareholders of the Company was RMB114,431 million, representing a decrease of 22.0% compared with the previous period. For the year ended December 31, 2008, the basic and diluted earnings per share attributable to our equity holders was RMB0.63 while the same for 2007 was RMB0.82.

Total Revenues.  Our total revenues increased 28.1% from RMB836,353 million for the year ended December 31, 2007 to RMB1,071,146 million for the year ended December 31, 2008. This was primarily due to the increases in the selling prices and changes in the sales volume of major products including crude oil, natural gas and certain refined products, and the efforts made by us in expanding resources and developing markets by leveraging on the opportunities presented by high prices in crude oil and petrochemical products in the international market. In addition, the increase of the trading business of refined oil products during the year also increased our revenues.

The table below sets out the external sales volume and average realised prices for major products sold by us for 2007 and 2008 and percentages of change in the sales volume and average realized prices during these two years.

	Sales Volume (’000 ton)			Average Realized Price (RMB/ton)
			Percentage of			Percentage of
	2008	2007	Change (%)	2008	2007	Change (%)

Crude oil(1)	20,465	18,730	9.3	4,264	3,594	18.6
Natural gas (million cubic metre, RMB/’000 cubic metre)	51,054	43,570	17.2	813	693	17.3
Gasoline	29,399	27,003	8.9	5,881	5,168	13.8
Diesel	56,081	54,377	3.1	5,526	4,668	18.4
Kerosene	4,798	3,782	26.9	6,355	4,684	35.7
Heavy oil	7,061	8,772	(19.5)	3,541	2,519	40.6
Polyethylene	2,195	2,102	4.4	10,219	10,497	(2.6)
Lubricant	2,003	2,378	(15.8)	7,515	6,420	17.1

(1)	The external sales volume of crude oil listed above is the crude oil produced by us.

Operating Expenses.  Operating expenses increased 43.5% from RMB635,582 million for the year ended December 31, 2007 to RMB911,846 million for the year ended December 31, 2008, of which:

Purchases, Services and Other Expenses.  Purchases, services and other expenses increased 52.2% from RMB369,219 million for the year ended December 31, 2007 to RMB562,122 million for the year ended December 31, 2008. This was primarily due to (1) an increase in the purchase prices and purchase volume of crude oil, feedstock oil and refined products from external suppliers that resulted in the increase in the purchase costs; (2) an increase in the lifting costs of oil and gas operations and the processing costs of our refineries that resulted from the increase in prices of raw materials, fuel, energy and other production materials in the PRC as well as an expansion of our production scale; and (3) impairment losses for decline in the value of inventories in the amount of RMB8,608 million were recorded during 2008, which was driven by the low price market conditions. In addition, the increase in the purchase expenses was also due to an increase in our refined oil products trading operations in 2008.

Employee Compensation Costs.  Employee compensation costs were RMB62,065 million for the year ended December 31, 2008, representing an increase of 11.7% compared with that of last year. This increase in employee compensation costs was mainly due to the adjustment to the level of salaries in line with the domestic commodity prices.

Exploration Expenses.  Exploration expenses increased 4.4% from RMB20,956 million for the year ended December 31, 2007 to RMB21,879 million for the year ended December 31, 2008. To further boost crude oil and natural gas resources, we undertook more exploration activities for crude oil and natural gas.

Depreciation, Depletion and Amortisation.  Depreciation, depletion and amortisation increased 40.6% from RMB67,274 million for the year ended December 31, 2007 to RMB94,603 million for the year ended December 31, 2008. This was primarily due to (1) an increase in depreciation, depletion and amortisation that resulted from an increase in the average costs of fixed assets and the average net value of oil and gas properties; and (2) as a result of the significant volatility in international crude oil prices in 2008 and deterioration in the overall international and domestic economic conditions since the fourth quarter of 2008 which resulted in the recoverable amounts of certain property, plant and equipment being less than their carrying amounts, we recorded impairment charges of RMB11,949 million and RMB4,235 million against the refining and chemical production assets and oil and gas properties, respectively.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses increased 13.8% from RMB52,257 million for the year ended December 31, 2007 to RMB59,457 million for the year ended December 31, 2008. This was primarily due to an increase in transportation, maintenance and other related costs that resulted from expansion in production scale and business development.

Taxes Other than Income Taxes.  Taxes other than income taxes increased 68.2% from RMB73,792 million for the year ended December 31, 2007 to RMB124,115 million for the year ended December 31, 2008. The increase was primarily due to an increase of RMB40,629 million compared with last year in the payment of the special levy on the sale of domestic crude oil by us as the average crude oil prices remained high throughout 2008.

Other Incomes/(Expenses), net.  Other incomes, net, was RMB12,395 million for the year ended December 31, 2008, while the other expenses, net, was RMB1,221 million for the year ended December 31, 2007. This was primarily due to the recognition of government grants to our company for imported crude oil and refined products by the PRC government in the amount of RMB15,700 million.

Income from Operations.  As a result of the factors discussed above, income from operations decreased 20.7% from RMB200,771 million for the year ended December 31, 2007 to RMB159,300 million for the year ended December 31, 2008.

Net Exchange Loss.  Net exchange loss increased from RMB751 million for the year ended December 31, 2007 to RMB1,081 million for the year ended December 31, 2008. The increase in the net exchange loss was primarily due to the combined effect of the appreciation of Renminbi against the United States Dollar and other currencies.

Net Interest Expenses.  Net interest expenses decreased 54.2% from RMB1,505 million for the year ended December 31, 2007 to RMB689 million for the year ended December 31, 2008. The decrease in net interest expenses was primarily due to the combined effect of a decrease in the interest expenses from the sharp reduction of average interest rates on loans and an increase in interest income from an increase in the average outstanding balance of deposits.

Income before Income Taxes.  Income before income taxes decreased 21.0% from RMB204,957 million for the year ended December 31, 2007 to RMB161,829 million for the year ended December 31, 2008.

Income Taxes.  Taxation decreased 29.3% from RMB49,781 million for the year ended December 31, 2007 to RMB35,178 million for the year ended December 31, 2008. The decrease was primarily due to the combined effect of a reduction in the taxable income and the reduction of corporate income tax rate for 2008.

Income for the Year Attributable to our Shareholders.  As a result of the factors discussed above, income for the year attributable to our shareholders was RMB114,431 million for the year ended December 31, 2008, a decrease of 22.0% from last year.

Exploration and Production

Total Revenues.  Total revenues from our exploration and production segment increased 32.4% from RMB471,928 million for the year ended December 31, 2007 to RMB624,909 million for the year ended December 31, 2008. The increase was primarily due to an increase in the prices and sales volume of crude oil and natural gas.

Intersegment sales revenue increased 32.1% from RMB378,888 million for the year ended December 31, 2007 to RMB500,522 million for the year ended December 31, 2008. This increase was mainly due to an increase in the prices of crude oil and natural gas and an increase in the intersegment sales volume.

Operating Expenses.  Operating expenses increased 45.5% from RMB264,425 million for the year ended December 31, 2007 to RMB384,711 million for the year ended December 31, 2008. The increase was primarily due to: (1) a significant increase in the expenses for crude oil imports; (2) an increase in the payment of the special levy on our sale of domestic crude oil as international crude oil prices were higher in 2008; (3) impairment charges for oil and gas properties increased sharply as a result of the significant volatility in the international crude oil prices.

Income from Operations.  Income from operations increased 15.8% from RMB207,503 million for the year ended December 31, 2007 to RMB240,198 million for the year ended December 31, 2008. The income from the exploration and production segment reached a historically high level.

Refining and Marketing

Total Revenues.  Total Revenues from our refining and marketing segment rose 32.1% from RMB670,844 million for the year ended December 31, 2007 to RMB886,472 million for the year ended December 31, 2008. The increase was primarily due to an increase in the selling prices and sales volume of key refined products such as gasoline, diesel and kerosene, and an increase in the refined oil products trading business.

Intersegment sales revenue increased 51.3% from RMB63,766 million for the year ended December 31, 2007 to RMB96,490 million for the year ended December 31, 2008. This increase was primarily due to increases in the selling prices and increase in intersegment sales volume of key refined products.

Operating Expenses.  Operating expenses increased 40.2% from RMB691,524 million for the year ended December 31, 2007 to RMB969,442 million for the year ended December 31, 2008. The increase was primarily due to an increase in the purchase costs of crude oil, feedstock oil and refined products from external suppliers. An increase in the level of refined oil products trading operations in 2008 also led to an increase in the operating expenses.

Loss from Operations.  Loss from operations amounted to RMB82,970 million for the year ended December 31, 2008, representing an increase of RMB62,290 million against the figure for the year ended December 31, 2007. The loss was primarily due to the control of the domestic prices of refined products by the PRC government, as a result of which despite the increase in international crude oil prices in 2008, domestic prices of refined products were lower than that of the international market. In addition, impairment charges for declines in the value of inventories and for refining production assets increased significantly compared with that of last year due to the deterioration of overall economic conditions in 2008.

Chemicals and Marketing

Total Revenues.  Total revenues from our chemical and marketing segment rose 7.9% from RMB102,718 million for the year ended December 31, 2007 to RMB110,850 million for the year ended December 31, 2008. The growth was primarily due to an increase in the selling prices and changes in the sales volume of certain chemical products.

Operating Expenses.  Operating expenses increased 19.9% from RMB94,887 million for the year ended December 31, 2007 to RMB113,727 million for the year ended December 31, 2008. The increase was primarily due to an increase in the prices of key chemical raw materials.

Loss /Income from Operations.  The loss from operations amounted to RMB2,877 million for the year ended December 31, 2008. The income from operations amounted to RMB7,831 million for the year ended December 31, 2007. The loss in this segment was primarily due to the significant decrease in prices and sales volumes resulting from the decrease in domestic market demands for certain chemical products in the second half of 2008 caused by the global financial crisis. In addition, impairment charges for chemical production assets increased significantly compared with that of last year.

Natural Gas and Pipeline

Total Revenues.  Total revenues from our natural gas and pipeline segment increased 26.5% from RMB50,066 million for the year ended December 31, 2007 to RMB63,315 million for the year ended December 31, 2008. The increase was primarily due to an increase in the selling prices of natural gas and an increase in the sales volume.

Operating Expenses.  Operating expenses increased 25.8% from RMB37,571 million for the year ended December 31, 2007 to RMB47,258 million for the year ended December 31, 2008. The increase was primarily due to an increase in the purchase costs of natural gas and an increase in depreciation charges.

Income from Operations.  Income from operations increased 28.5% from RMB12,495 million for the year ended December 31, 2007 to RMB16,057 million for the year ended December 31, 2008. The natural gas and pipeline business developed rapidly and has continued to increase its contributions to the income of our company.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Consolidated Results of Operation

Overview

For the year ended December 31, 2007, our income before taxation was RMB204,957 million, representing an increase of 2.1% compared with the previous year. Income for the year attributable to shareholders of our Company was RMB146,750 million, representing an increase of 2.3% compared with the previous year. Our basic and diluted earnings per share attributable to our shareholders for the year ended December 31, 2007 was RMB0.82 while the same for 2006 was RMB0.80.

Total Revenues.  Total revenues increased 21.1% from RMB690,512 million for the year ended December 31, 2006 to RMB836,353 million for the year ended December 31, 2007. This was primarily due to the increases in the selling prices and changes in the sales volume of major products including crude oil, natural gas and refined products. In addition, the increase in our refined oil product supply operations during the year also increased our revenue.

The table below sets out the external sales volume and average realized prices for major products sold by us for 2006 and 2007 and percentages of change in the sales volume and average realized prices during these two years.

	Sales Volume (’000 ton)			Average Realized Price (RMB/ton)
			Percentage of			Percentage of
	2007	2006	Change (%)	2007	2006	Change (%)

Crude oil(1)	18,730	20,066	(6.7)	3,594	3,487	3.1
Natural gas (million cubic meter, RMB/’000 cubic meter)	43,570	35,715	22.0	693	678	2.2
Gasoline	27,003	23,899	13.0	5,168	5,035	2.6
Diesel	54,377	48,516	12.1	4,668	4,411	5.8
Kerosene	3,782	2,054	84.1	4,684	4,502	4.0
Heavy oil	8,772	8,009	9.5	2,519	2,482	1.5
Polyethylene	2,102	1,590	32.2	10,497	10,299	1.9
Lubricant	2,378	2,059	15.5	6,420	6,433	(0.2)

(1)	The external sales volume of crude listed above is the crude oil produced by our company.

Operating Expenses.  Operating expenses increased 29.5% from RMB490,615 million for the year ended December 31, 2006 to RMB635,582 million for the year ended December 31, 2007, of which:

Purchases, Services and Other Expenses.  Purchases, services and other expenses increased 37.1% from RMB269,301 million for the year ended December 31, 2006 to RMB369,219 million for the year ended December 31, 2007. This was primarily due to (i) an increase in the purchase prices and purchase volume of crude oil, feedstock oil and refined products from external suppliers that resulted in the increase in the purchase costs; and (ii) an increase in the lifting costs of oil and gas operations and the processing cost of our refineries that resulted from the increase in prices of raw materials, fuel, energy and other production materials in the PRC as well as an expansion of the production scale of our company. In addition, the increase in the purchase expenses also resulted from an increase in the refined product supply operations in 2007.

Employee Compensation Costs.  Employees’ compensation costs and benefits increased 29.4% from RMB39,292 million for the year ended December 31, 2006 to RMB50, 863 million for the year ended December 31, 2007. This was primarily due to (i) our upward adjustment of the level of salaries and performance bonuses; (ii) an increase in the employees’ compensation costs that resulted from the expansion of our operation scale and retail network; and (iii) a sequential increase in the welfare expenses as a result of the increase in the salaries.

Exploration Expenses.  Exploration expenses increased 11.3% from RMB18,827 million for the year ended December 31, 2006 to RMB20,956 million for the year ended December 31, 2007.

Depreciation, Depletion and Amortization.  Depreciation, depletion and amortization increased 8.2% from RMB62,155 million for the year ended December 31, 2006 to RMB67,274 million for the year ended December 31, 2007. This was primarily due to an increase in depreciation, depletion and amortization that resulted from an increase in the average amount of property, plant and equipment and the average net value of oil and gas properties during 2007.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses increased 20.4% from RMB43,402 million for the year ended December 31, 2006 to RMB52,257 million for the year ended December 31, 2007. This was primarily due to an increase in transportation, leasing, maintenance and other related costs that resulted from expansion in the production scale and business development.

Taxes other than Income Taxes.  Taxes other than income taxes increased 29.0% from RMB57,208 million for the year ended December 31, 2006 to RMB73,792 million for the year ended December 31, 2007. The increase was primarily due to a sharp increase in our payment of the special levy on our sale of domestic crude oil as international crude oil prices remained high throughout 2007.

Income from Operations.  As a result of the factors discussed above, income from operations increased 0.4% from RMB199,897 million for the year ended December 31, 2006 to RMB200,771 million for the year ended December 31, 2007.

Net Exchange Loss.  For the year ended December 31, 2007, a net exchange loss of RMB751 million was recorded. For the year ended December 31, 2006, there was net exchange gain of RMB272 million. The net exchange loss was primarily due to a combination of the effects of the appreciation of Renminbi against the United States Dollar and other currencies.

Net Interest Expense.  Net interest expenses increased 33.8% from RMB1,125 million for the year ended December 31, 2006 to RMB1,505 million for the year ended December 31, 2007. The increase in net interest expenses was primarily due to an increase in interest expenses recognized as a result of the accretion expense in relation to asset retirement obligations.

Income Before Income Taxes.  Income before taxation rose by 2.1% from RMB200,750 million for the year ended December 31, 2006 to RMB204,957 million for the year ended December 31, 2007.

Income Taxes.  Income taxes decreased 1.6% from RMB50,602 million for the year ended December 31, 2006 to RMB49,781 million for the year ended December 31, 2007. The decrease was primarily due to a reduction in our income tax for the year ended December 31, 2007 as we reassessed our deferred taxes based on the corporate income tax rate applicable to us under the Corporate Income Tax Law of the PRC which came into effect on January 1, 2008.

Income for the Year Attributable to our Shareholders.  As a result of the factors discussed above, income for the year attributable to our shareholders increased 2.3% from RMB143,511 million for the year ended December 31, 2006 to RMB146,750 million for the year ended December 31, 2007.

Exploration and Production

Total Revenues.  Total revenues from our exploration and production segment increased 10.9% from RMB425,641 million for the year ended December 31, 2006 to RMB471,928 million for the year ended December 31, 2007. The increase was primarily due to increases in the prices and sales volumes of crude oil and natural gas.

Intersegment sales revenue increased 10.7% from RMB342,386 million for the year ended December 31, 2006 to RMB378,888 million for the year ended December 31, 2007. This increase was mainly due to an increase in the prices of crude oil and natural gas and an increase in the intersegment sales volume.

Operating Expenses.  Operating expenses increased 29.7% from RMB203,860 million for the year ended December 31, 2006 to RMB264,425 million for the year ended December 31, 2007. The increase was primarily due to a sharp increase in the payment of the special levy on the sale of domestic crude oil by us as international crude oil prices remained high throughout 2007.

Income from Operations.  Income from operations decreased 6.4% from RMB221,781 million for the year ended December 31, 2006 to RMB207,503 million for the year ended December 31, 2007. The Exploration and Production segment remains our main source of external sales revenue.

Refining and Marketing

Total Revenues.  Total revenues from our refining and marketing segment increased 23.5% from 543,299 million for the year ended December 31, 2006 to RMB670,844 million for the year ended December 31, 2007. The increase was due primarily to increases in the selling prices and changes in sales volume of our key refined products such gasoline, diesel and kerosene. The Refining and Marketing segment is our main source of external sales revenue.

Intersegment sales revenue increased 42.3% from RMB44,806 million for the year ended December 31, 2006 to RMB63,766 million for the year ended December 31, 2007. This increase was primarily due to increases in the selling prices and increase in intersegment sales volume of key refined products.

Operating Expenses.  Operating expenses increased 20.8% from RMB572,463 million for the year ended December 31, 2006 to RMB691,524 million for the year ended December 31, 2007. This increase was primarily due to an increase in purchase expenses of crude oil, other feedstock and refined products from external suppliers, and an increase in the selling, general and administrative expenses. In addition, the increase in our supply of refined products in 2007 also contributed to the increase in the operating expenses.

Loss from Operations.  Loss from operations amounted to RMB20,680 million for the year ended December 31, 2007, representing a reduction of RMB8,484 million for the year ended December 31, 2006. The loss from the refining and marketing segment was primarily due to the control of the domestic prices of refined products by the PRC Government, as a result of which despite persistently high crude oil prices, prices of refined products were lower than that of the international market.

Chemicals and Marketing

Total Revenues.  Total revenues from our chemicals and marketing segment increased 24.1% from RMB82,791 million for the year ended December 31, 2006 to RMB102,718 million for the year ended December 31, 2007, primarily due to increases in the sales volumes and selling prices of certain chemical products.

Operating Expenses.  Operating expenses increased 22.1% from RMB77,733 million for the year ended December 31, 2006 to RMB94,887 million for the year ended December 31, 2007. The increase was primarily due to an increase in the purchase costs for direct materials and selling, general and administrative expenses.

Income from Operations.  As a result of the factors discussed above, income from operations increased 54.8% from RMB5,058 million for the year ended December 31, 2006 to RMB7,831 million for the year ended December 31, 2007.

Natural Gas and Pipeline

Total Revenues.  Total revenues from our natural gas and pipeline segment increased 28.6% from RMB38,917 million for the year ended December 31, 2006 to RMB50,066 million for the year ended December 31, 2007. The increase was primarily due to increases in the sales volume and selling prices of natural gas, as well as increases in the transmission volume and average transmission price of natural gas.

Operating Expenses.  Operating expenses increased 25.5% from RMB29,931 million for the year ended December 31, 2006 to RMB37,571 million for the year ended December 31, 2007 due primarily to an increase in purchase cost of natural gas.

Income from Operations.  As a result of the factors discussed above, income from operations increased 39.0% from RMB8,986 million for the year ended December 31, 2006 to RMB12,495 million for the year ended December 31, 2007. The natural gas and pipeline business grew rapidly and has become our new income growth engine.

Liquidity and Capital Resources

Our primary sources of funding include cash generated by operating activities and short-term and long-term borrowings. Our primary uses of funds were for operating activities, acquisitions, capital expenditures, repayment of short-term and long-term borrowings and distributions of dividends to shareholders. Our payments to CNPC are limited to dividends and payments for services provided to us by CNPC. In the year ended December 31, 2008, we distributed as dividends 45% of our reported income for the year attributable to our shareholders. We expect that we will continue to distribute as dividends approximately 40% to 50% of our reported net income for all years. See “Item 8 Financial Information — Dividend Policy” for a discussion of factors which may affect the determination by our board of directors of the appropriate level of dividends.

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

We plan to fund the capital and related expenditures described in this annual report principally through cash generated by operating activities, short-term and long-term borrowings and cash and cash equivalents. Net cash generated by operating activities in the year ended December 31, 2008 was RMB170,506 million. As of December 31, 2008, we had cash and cash equivalents of RMB32,944 million. While each of the projects described in this annual report for which significant capital expenditures will be required is important to our future development, we do not believe that failure to implement any one of these projects would have a material adverse effect on our financial condition or results of operations. If the price of crude oil undergoes a steep decline in the future, it is likely that we would delay or reduce the scale of the capital expenditures for our exploration and production segment.

In October 2007, we issued 4 billion A Shares, which have been listed and traded on the Shanghai Stock Exchange since November 5, 2007. The total proceeds and net proceeds from such issuance were RMB66,800 million and RMB66,243 million respectively. Of the net proceeds, approximately RMB6,840 million were used for the project to increase the crude oil production capacity of Changqing Oilfield; approximately RMB5,930 million were used for the project to increase the crude oil production capacity of Daqing Oilfield; approximately RMB1,500 million were used for the project to increase the crude oil production capacity of Jidong Oilfield; approximately RMB17,500 million were used for the project to process and refine sulphur-bearing crude oil imported from Kazakhstan and the ethylene technology development project of Dushanzi Petrochemical, and approximately RMB6,000 million were used for the 1.2 million tons/year ethylene redevelopment and expansion project of Daqing Petrochemical. The balance of the net proceeds will be used as additional working capital and for general commercial purpose. A total of RMB52,817 million were used by the end of 2008, and the unused amount currently is deposited a special bank account of our company.

We currently do not have any outstanding options, warrants or other rights for any persons to require us to issue any common stock at a price below its market value. We do not currently intend to issue any such rights or to otherwise issue any common stock for a price below its market value.

In addition, we did not have for the year ended December 31, 2008, and do not currently have, any transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect the liquidity or availability of or requirements for our capital resources.

The table below sets forth our cash flows for each of the years ended December 31, 2006, 2007 and 2008 and our cash equivalents at the end of each period.

	Year Ended December 31,
	2006	2007	2008
	(RMB in millions)

Net cash generated by operating activities	200,692	205,243	170,506
Net cash used for investing activities	(160,774)	(185,486)	(213,947)
Net cash generated by/used for financing activities	(71,643)	(1,630)	7,845
Currency translation difference	(416)	(221)	(112)
Cash and cash equivalents at year end	50,746	68,652	32,944

Our cash and cash equivalents decreased by 52.0% from RMB68,652 million as of December 31, 2007 to RMB32,944 million as of December 31, 2008.

Net Cash Generated by Operating Activities

Our net cash generated by operating activities was RMB170,506 million for the year ended December 31, 2008, representing a decrease of 16.9% from RMB205,243 million for the year ended December 31, 2007, mainly as a result of a decrease in our income for the year attributable to our shareholders compared with that of 2007. As of December 31, 2008, our cash and cash equivalents amounted to RMB32,944 million, which were mainly denominated in RMB (approximately 67.7% were denominated in RMB, and approximately 32.3% were denominated in US$).

Our net cash generated by operating activities was RMB205,243 million for the year ended December 31, 2007, representing an increase of 2.3% from RMB200,692 million for the year ended December 31, 2006. As of December 31, 2007, our cash and cash equivalents amounted to RMB68,652 million, which were mainly denominated in RMB (approximately 88.9% were denominated in RMB, and approximately 11.1% were denominated in US$).

Net Cash Used for Investing Activities

Our net cash used for investing activities for the year ended December 31, 2008 was RMB213,947 million, representing an increase of 15.3% compared with RMB185,486 million used for investing activities for the year ended December 31, 2007. The net increase in cash used for investing activities was primarily due to an increase in capital expenditures paid in cash during the year.

Our net cash used for investing activities for the year ended December 31, 2007 was RMB185,486 million, representing an increase of 15.4% compared with RMB160,774 million used for investing activities for the year ended December 31, 2006. The net increase in cash used for investing activities was primarily due to an increase in capital expenditures paid in cash during the year.

Net Cash Generated by/Used for Financing Activities

Our net cash generated by financing activities for the year ended December 31, 2008 was RMB7,845 million, while our net cash used for financing activities for the year ended December 31, 2007 was RMB1,630 million. This increase was primarily due to an increase in the amount of net borrowings and capital contributions by minority shareholders during the year.

Our net cash used for financing activities for the year ended December 31, 2007 was RMB1,630 million, representing a decrease of RMB70,013 million from RMB71,643 million for the year ended December 31, 2006. The decrease was mainly due to a significant increase in our net cash inflow generated by our issuance of A shares in 2007.

Our net borrowings as of December 31, 2006, 2007 and 2008 were as follows:

	December 31,
	2006	2007	2008
	(RMB in millions)

Short-term debt (including current portion of long-term debt)	35,919	30,934	92,761
Long-term debt	35,790	39,688	32,827

Total debt	71,709	70,622	125,588

Less:
Cash and cash equivalents	50,746	68,652	32,944

Net debt	20,963	1,970	92,644

Of our total borrowings as at December 31, 2008, approximately 67.1% were fixed-rate loans and approximately 32.9% were floating-rate loans. Of the borrowings as at December 31, 2008, approximately 84.2% were denominated in Renminbi, approximately 15.7% were denominated in United States dollar, and approximately 0.1% were denominated in Euro dollar.

Of our total debts outstanding as of December 31, 2007, approximately 17.0% were fixed-rate loans and approximately 83.0% were floating-rate loans. Of our total debts outstanding as of December 31, 2007, approximately 67.4% were denominated in Renminbi, approximately 28.8% were denominated in the U.S. dollar and approximately 3.8% were denominated in other major foreign currencies.

Our debt to capital employed ratio (calculated by dividing interest-bearing debts by the aggregate of interest-bearing debts and shareholder’s equity) as of December 31, 2008 was 12.9%, as compared to 8.3% as of December 31, 2007.

Capital Expenditures and Investments

Our net cash used for investing activities includes capital expenditures and investments, offset by proceeds from the sale of assets and dividends received. The table below sets forth our capital expenditures and investments (including non dry hole exploration expenses) by business segment for each of the years ended December 31, 2006, 2007 and 2008 as well as those anticipated for the year ending December 31, 2009. Actual capital expenditures and investments for periods after January 1, 2009 may differ materially from the amounts indicated below.

							2009
	2006		2007		2008		Anticipated
	(RMB in		(RMB in		(RMB in		(RMB in
	millions)%		millions)%		millions)%		millions)%

Exploration and production	115,024	72.53	146,855	75.63	168,569	69.16	142,300	58.90
Refining and marketing	19,206	12.11	26,546	13.67	20,274	8.32	27,500	11.38
Chemicals and marketing	10,681	6.74	8,165	4.20	15,319	6.28	15,700	6.50
Natural gas and pipeline	11,309	7.13	11,003	5.67	36,848	15.12	52,200	21.61
Corporate and other	2,358	1.49	1,613	0.83	2,742	1.12	3,900	1.61

Total	158,578	100.0	194,182	100.0	243,752	100.00	241,600	100.00

Our capital expenditures and investments increased 25.5% from RMB194,182 million for the year ended December 31, 2007 to RMB243,752 million for the year ended December 31, 2008. This increase was due primarily to an increase of RMB21,714 million in capital expenditures and investments in the exploration and production segment and an increase of RMB25,845 million in capital expenditures in the natural and pipeline segment. Taking into account the exclusion of the investments relating to the non-dry hole exploration expenses, our capital expenditures for the years ended 2006, 2007 and 2008 would have been RMB149,245 million, RMB182,387 million and RMB232,214 million, respectively.

As of December 31, 2008, the capital expenditures contracted for at the balance sheet date but not recognized in our consolidated financial statements were approximately RMB22,719 million.

Exploration and Production

A majority of our capital expenditures and investments relate to our exploration and production segment. Our capital expenditures and investments in this segment for the year ended December 31, 2008 amounted to RMB168,569 million, including RMB37,325 million for oil and gas exploration activities and RMB113,126 million for oil and gas development activities. Our capital expenditures and investments in this segment for the year ended December 31, 2007 totaled RMB146,855 million, including RMB35,709 million for exploration activities and RMB91,463 million for development activities. The increase in our capital expenditures and investments from the year ended December 31, 2007 to the year ended December 31, 2008 was primarily due to the increased capital expenditures for oil and natural gas exploration activities as a part of our efforts to achieve a stable production of crude oil in eastern regions, a rapid development of our operations in western regions and an expedited development of our natural gas business. Taking into account the exclusion of the investments relating to the non-dry hole exploration expenses, the capital expenditures of our exploration and production segment for the years ended December 31, 2006, 2007 and 2008 would have been RMB105,691 million, RMB135,060 million and RMB157,031 million, respectively.

Our anticipated capital expenditures and investments for our exploration and production segment for the year ending December 31, 2009 amount to RMB142,300 million. Approximately RMB31,500 million is expected to be used for exploration activities and approximately RMB110,800 million for development activities. We plan to focus our exploration and development efforts in Ordos, Junggar, Tarim, Songliao, Sichuan, Bohai Bay and Qaidam basins.

Refining and Marketing

Our capital expenditures for our refining and marketing segment for each of the years ended December 31, 2006, 2007 and 2008 were RMB19,206 million, RMB26,546 million and RMB20,274 million, respectively.

Our anticipated capital expenditures for our refining and marketing segment for the year ending December 31, 2009 amount to RMB27,500 million, which include:

•	approximately RMB20,000 million for the construction and expansion of our refining facilities, mainly including the construction of large-sized refining projects in Dalian Petrochemical, Dushanzi Petrochemical, Guangxi Petrochemical and Fushun Petrochemical; and

•	approximately RMB7,500 million for the construction of our distribution networks and storage facilities for oil products.

Chemicals and Marketing

Our capital expenditures for our chemicals and marketing segment for each of the years ended December 31, 2006, 2007 and 2008 were RMB10,681 million, RMB8,165 million and RMB15,319 million, respectively. Our capital expenditures for the chemical and marketing segment in 2008 were mainly used for the construction of key projects, including the ethylene projects with a capacity of over 1,000,000 tons/year at Dushanzi Petrochemical and Fushun Petrochemical and the upgrading and expansion of the ethylene production facility at Daqing Petrochemical.

Our anticipated capital expenditures for our chemicals and marketing segment for the year ending December 31, 2009 amount to RMB15,700 million, which are expected to be mainly used for the construction and expansion of chemical facilities, including the construction of the large-sized ethylene projects at Dushanzi Petrochemical, Daqing Petrochemical, Fushun Petrochemical and Sichuan Petrochemical.

Natural Gas and Pipeline

Our capital expenditures for the natural gas and pipeline segment for each of the three years ended December 31, 2006, 2007 and 2008 were RMB11,309 million, RMB11,003 million and RMB36,848 million, respectively. Our capital expenditures for the natural gas and pipeline segment in 2008 were mainly used for the construction of the Second West-to-East Pipeline project and the Lanzhou-Zhengzhou-Changsha refined oil product transmission pipeline project. RMB33,400 million of our capital expenditure for this segment was used for the construction of long-distance pipelines.

Our anticipated capital expenditures for our natural gas and pipeline segment for the year ending December 31, 2009 amount to approximately RMB52,200 million, which are expected to be used primarily for the construction of major oil and gas transmission projects such as the Lanzhou-Zhengzhou-Changsha refined oil pipeline project, the second phase of the West-to-East Gas Pipeline project, associated gas storage facilities and liquefied natural gas projects. See “Item 4 — Information on the Company — Natural Gas and Pipelines — Natural Gas Transmission Infrastructure” for a more detailed discussion of the expansion plans of our natural gas and pipeline segments.

Others

Our non-segment-specific capital expenditures and investments for each of the years ended December 31, 2006, 2007 and 2008 were RMB2,358 million, RMB1,613 million and RMB2,742 million, respectively.

Our anticipated non-segment-specific capital expenditures and investments for the year ending December 31, 2009 amount to RMB3,900 million. These planned capital expenditures and investments mainly include capital expenditures for scientific research activities and the construction of the information system.

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

The tables below set forth certain information in connection with our long-term contractual obligations and other commercial commitments outstanding as of December 31, 2008.

	Payment Due by Period
		Less Than			After
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(RMB in millions)

Long-term debt	38,371	5,544	20,720	2,129	9,978
Capital lease obligations	—	—	—	—	—
Operating leases	95,096	3,634	6,766	5,726	78,970
Capital commitments	22,719	18,955	3,764	—	—
Unconditional purchase obligations	1,870	1,180	630	19	41
Other long-term obligations	—	—	—	—	—
Total contractual cash obligations	158,056	29,313	31,880	7,874	88,989

	Amount of Commitment Expiration per Period
	Total
	Amounts	Less Than			Over
Other Commercial Commitments	Committed	1 Year	1-3 Years	3-5 Years	5 Years
	(RMB in millions)

Lines of credit	—	—	—	—	—
Standby letters of credit	—	—	—	—	—
Guarantees	43	—	14	29	—
Total commercial commitments	43	—	14	29	—

We are obligated to make annual payment with respect to our exploration and production licenses to the Ministry of Land and Resources. The table below sets forth the estimated amount of the annual payments in the next five years:

Year	Annual Payment
(RMB in millions)

2009	1,000
2010	1,000
2011	1,000
2012	1,000
2013	1,000

Assets Retirement Obligation

Before the issuance of two provincial regulations, The Environmental Protection Regulation for Oil and Gas Exploration and Production Activities in Heilongjiang Province and The Environmental Protection Regulation for Oil and Gas Exploration and Production Activities in Gansu Province, which set forth specific abandonment and disposal processes for oil and gas exploration and production activities in 2005, our company was neither legally obligated to, nor was our company under the constructive obligation, to take any abandonment measures for its retired oil and gas properties located in China. In 2005, our company established standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of two provincial regulations which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. As a result, our company became legally obligated to undertake abandonment measures for its retired oil and gas properties located in the two provinces where the new regulations were enacted, and is under the constructive obligation to undertake abandonment measures for its retired oil and gas properties located in other provinces where comparable regulations were not enacted. An additional obligation of RMB10,033 million was recorded in 2008.

Research and Development

We have a research and development management department, directly under which there are three research institutions. Except for our branch companies which are engaged in marketing activities, each of our branch companies has its own research and development management department. Most of our branch companies have their own research institutions. Our research and development management departments are mainly responsible for managing and coordinating the research and development activities conducted by each of the research institutions. As of December 31, 2008, we had 20,340 employees engaged in research and development functions.

In 2008, we applied for 444 patents and we were granted patent rights for 254 patents in China in the same year.

In each of the years ended December 31, 2006, 2007 and 2008, our total expenditures for research and development were approximately RMB4,260 million, RMB5,315 million and RMB7,760 million, respectively.

Exploration and Production

Most of China’s major oil and gas fields are characterized by a broad range of geological conditions, and a majority of China’s oil and gas fields are in continental sedimentary basins with complex structures. Our research and development efforts with respect to our exploration and production business focus on:

•	theories and technologies of crude oil and natural gas exploration;

•	oil and gas development and surface engineering technology;

•	oil and gas production and pipeline transportation; and

•	security, energy conservation and environment protection.

Refining and Chemicals

Currently, our research and development efforts in the refining and chemicals segment are focusing on the following areas:

•	technology for clean refined oil products;

•	core technology for heavy oil processing;

•	technology for developing high quality and high value synthetic resin products;

•	high performance synthetic rubber products; and

•	production technology for low cost chemical raw materials.

Trend Information

2009 is expected to be a challenging environment for our company. We expect the outlook for crude oil prices to be impacted by the continuing deterioration of the world economy and the declining oil demand in 2009. Our current expectation is that oil prices will remain low in 2009, which could adversely affect our results of operations.

In addition, as a result of the declining global economy, the demand for refining and petrochemical products is also expected to decline in 2009, which could lead to lower sales volumes and pressure on our profit margins.

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

Other than as disclosed above and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the periods from January 1, 2006 to December 31, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Other Information

Inflation

Inflation or deflation has not had a significant impact on our results of operations for the year ended December 31, 2008.

Related Party Transactions

For a discussion of related party transactions, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” and Note 32 to our consolidated financial statements included elsewhere in this annual report.

Recent Developments in IFRS

As we prepared our consolidated financial statements in accordance with IFRS, any adoption of new standards or amendment or interpretation to existing standards, when effective, may affect our consolidated results of operation, consolidated financial position and consolidated cash flows.

The following standard and interpretations to existing standards, which are relevant to our operations, have been published and are mandatory for accounting periods beginning on or after January 1, 2009. We have not adopted these standards or interpretations as of December 31, 2008.

IAS 19 (Amendment), ‘Employee benefits’ clarifies that the distinction between short-term and long-term employee benefits will be based on whether benefits are due to be settled within or after 12 months of employee service being rendered. IAS 19 (Amendment) is effective from January 1, 2009 and the Company will apply IAS 19 (Amendment) from January 1, 2009, but it is not expected to have any significant impact on the consolidated financial statements.

IAS 27 (Revised), ‘Consolidated and separate financial statements’ requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. IAS 27 (Revised) also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognized in profit or loss. IAS 27 (Revised) is effective for annual periods commencing on or after July 1, 2009 and the Company is currently evaluating the impact of IAS 27 (Revised) on the Company’s financial statements.

IAS 27 (Amendment), ‘Consolidated and separate financial statements’ removes the definition of the cost method and replaces it with a requirement to present dividends as income in the separate financial statements of the investor. IAS 27 (Amendment) is effective from January 1, 2009 and the Company will apply IAS 27 (Amendment) from January 1, 2009, but it is not expected to have any significant impact on the consolidated financial statements.

IAS 28 (Amendment), ‘Investments in associates’ requires an investment in an associate to be treated as a single asset for the purposes of impairment testing and any impairment loss is not allocated to specific assets included within the investment, for example, goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. IAS 28 (Amendment) is effective from January 1, 2009 and the Company will apply IAS 28 (Amendment) from January 1, 2009, but it is not expected to have any significant impact on the consolidated financial statements.

IAS 36 (Amendment), ‘Impairment of assets’ requires that where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made. IAS 36 (Amendment) is effective from January 1, 2009 and the Company will apply IAS 36 (Amendment) from January 1, 2009, but it is not expected to have any significant impact on the consolidated financial statements.

IAS 38 (Amendment), ‘Intangible assets’ requires a prepayment only be recognized in the event that payment has been made in advance of obtaining right of access to goods or receipt of services. IAS 38 (Amendment) is effective from January 1, 2009 and the Company will apply IAS 38 (Amendment) from January 1, 2009, but it is not expected to have any significant impact on the consolidated financial statements.

IFRS 3 (Revised), ‘Business combinations’ continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair vale or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. IFRS 3 (Revised) is effective for annual periods commencing on or after July 1, 2009 and the Company is currently evaluating the impact of IFRS 3 (Revised) on the Company’s financial statements.

IFRS 5 (Amendment), ‘Non-current assets held for sale and discontinued operations’ clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if a partial disposal plan results in loss of control, and relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. IFRS 5 (Amendment) is effective for annual periods commencing on or after July 1, 2009 and the Company is currently evaluating the impact of IFRS 5 (Amendment) on the Company’s financial statements.

Environmental Expenses and Capital Expenditures

We paid pollutant discharge fees of approximately RMB211 million, RMB231 million and RMB200 million, respectively, in 2006, 2007 and 2008. Our capital expenditures on environmental programs in 2006, 2007 and 2008 were approximately RMB4,634 million, 2,299 million and RMB1,366 million, respectively.

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

Name	Age	Position	Date of Election(1)

Jiang Jiemin	53	Chairman of the board of directors	May 15, 2008
Zhou Jiping	56	Vice Chairman of the board of directors and president	May 15, 2008
Wang Yilin	52	Director	May 15, 2008
Zeng Yukang	58	Director	May 15, 2008
Wang Fucheng	58	Director	May 15, 2008
Li Xinhua	55	Director	May 15, 2008
Liao Yongyuan	46	Director and vice president	May 15, 2008
Wang Guoliang	56	Director	May 15, 2008
Jiang Fan	45	Director	May 15, 2008
Chee-Chen Tung	66	Independent non-executive director	May 15, 2008
Liu Hongru	78	Independent non-executive director	May 15, 2008
Franco Bernabè	60	Independent non-executive director	May 15, 2008
Li Yongwu	64	Independent non-executive director	May 15, 2008
Cui Junhui	62	Independent non-executive director	May 15, 2008
Li Huaiqi	59	Secretary to the board of directors
Sun Longde	46	Vice president
Shen Diancheng	49	Vice president
Liu Hongbin	45	Vice president
Zhou Mingchun	41	Chief financial officer

Name	Age	Position	Date of Election(1)

Li Hualin	46	Vice president
Zhao Zhengzhang	52	Vice president
Lin Aiguo	50	Chief engineer
Wang Daofu	53	Chief geologist
Huang Weihe	51	Chief engineer
Chen Ming	58	Chairman of the supervisory board
Wen Qingshan	50	Supervisor
Sun Xianfeng	56	Supervisor
Yu Yibo	45	Supervisor
Wang Yawei	54	Supervisor
Qin Gang	55	Supervisor
Wang Shali	54	Supervisor
Wu Zhipan(2)	52	Independent supervisor
Li Yuan	61	Independent supervisor
Wang Daocheng(3)	69	Independent supervisor

(1)	For directors only.

(2)	No longer an independent supervisor since May 12, 2009.

(3)	Mr. Wang Daocheng has been acting as an independent supervisor since May 12, 2009.

Directors

Jiang Jiemin, aged 53, is the Chairman of our company and the General Manager of CNPC. Mr. Jiang is a senior economist and holds a master’s degree. Mr. Jiang has over 35 years of working experience in China’s oil and gas industry. He was made Deputy Director of the Shengli Petroleum Administration Bureau in March 1993, Senior Executive of the Qinghai Petroleum Administration Bureau in June 1994 and Director of Qinghai Petroleum Administration Bureau in November 1994, and Assistant to the General Manager and Team Leader for the Restructuring and Listing Preparatory Team of CNPC in February 1999, and a Director and Vice President of our company in November 1999. Mr. Jiang was appointed Deputy Provincial Governor of the Qinghai Province in June 2000, was made a member of the provincial party committee of the Qinghai Province and Deputy Provincial Governor of Qinghai in November 2000, and the deputy secretary of the provincial party committee of Qinghai Province and Deputy Provincial Governor of Qinghai in June 2003. Mr. Jiang became the Deputy General Manger of CNPC in April 2004, and Vice Chairman and President of our company in May 2004. Mr. Jiang has been the General Manager of CNPC since November 2006, and the Chairman of our company since May 2007. Mr. Jiang stepped down as the President of our company in May 2008.

Zhou Jiping, aged 56, is the Vice Chairman and President of our company and a Deputy General Manager of CNPC. Mr. Zhou is a professor-level senior engineer and holds a master’s degree. He has over 35 years of working experience in China’s oil and gas industry. In November 1996, he was appointed Deputy Director of the International Exploration and Development Cooperation Bureau of China National Petroleum Corporation and Deputy General Manager of China National Oil & Gas Exploration and Development Corporation. In December 1997, he was appointed General Manager of China National Oil & Gas Exploration and Development Corporation and Deputy Director of the International Exploration and Development Cooperation Bureau of China National Petroleum Corporation, and in August 2001, he was appointed Assistant to the General Manager of CNPC and General Manager of China National Oil & Gas Exploration and Development Corporation. Mr. Zhou has been a Deputy General Manager of CNPC since December 2003, and a Director of our company since May 2004. In May 2008, Mr. Zhou was appointed the Vice Chairman and President of our company.

Wang Yilin, aged 52, is a Director of our company and a Deputy General Manager of CNPC. Mr. Wang is a professor-level senior engineer and holds a doctoral degree. He has over 25 years of working experience in China’s oil and gas industry. Mr. Wang was appointed the Deputy Director and Chief Exploration Geologist of Xinjiang Petroleum Administration Bureau in June 1996, and the General Manager of our Xinjiang Oilfield Company in September 1999. He was appointed the Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of our Xinjiang Oilfield Company in June 2001. In July 2003, he was appointed Assistant to General Manager of CNPC. In December 2003, he was appointed Deputy General Manager of CNPC. From May 2004, he ceased to work as the Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of our Xinjiang Oilfield Company. From July 2004 to July 2007, he concurrently worked as the Safety Director of CNPC. He has been a Director of our company since November 2005.

Zeng Yukang, aged 58, is a Director of our company and a Deputy General Manager of CNPC. Mr. Zeng is a professor-level senior economist and holds a college degree. He has nearly 40 years of working experience in China’s oil and gas industry. Mr. Zeng had been the Senior Executive of the Exploration and Development Institute of Daqing Petroleum Administration Bureau since December 1996. From February 2000, he was appointed the Standing Deputy Director of Daqing Petroleum Administration Bureau. In March 2001, he was appointed the Director of Daqing Petroleum Administration Bureau, and in November 2002, he was appointed the Assistant to the General Manager of CNPC. He has been a Deputy General Manager of CNPC since September 2005, and a Director of our company since November 2005.

Wang Fucheng, aged 58, is a Director of our company and concurrently a Deputy General Manager of CNPC. Mr. Wang is a professor-level senior economist and holds a bachelor’s degree. Mr. Wang has over 40 years of working experience in China’s oil and gas industry. From August 1986, Mr. Wang worked as Senior Executive of the Shengli Petroleum Administration Bureau. Since December 1992, Mr. Wang had worked as Senior Executive of the Liaohe Petroleum Administration Bureau. Since November 1997, Mr. Wang had worked as Director of the Liaohe Petroleum Administration Bureau. Since October 1999, Mr. Wang had been the General Manager of the Liaohe Oilfield Branch of our company. Mr. Wang had been a Director of our company from June 2000. Mr. Wang was appointed a Vice President of our company in July 2000. From November 2005 to May 2008, Mr. Wang had worked as the Chairman of the Supervisory Board of our company. Mr. Wang has been a Deputy General Manager of CNPC since September 2007. In May 2008, Mr. was again appointed Director of our company.

Li Xinhua, aged 55, is a Director of our company and a Deputy General Manager of CNPC. Mr. Li is a senior engineer and holds a college degree. Mr. Li has nearly 35 years of working experience in China’s petrochemical industry. In June, 1985 Mr. Li was appointed the Vice Director of Yunnan Province Petrochemical Factory, in February 1992 the Director of Yunnan Province Petrochemical Factory, in March 1997 the Chairman and General Manager of Yunnan Province Yuntianhua Group, in March 2002 the Assistant Governor of Yunnan Province, In January 2003 the Deputy Governor of Yunnan Province, and in April 2007a Deputy General Manager of CNPC. Since May 2008, Mr. Li has been acting as a Director of our company.

Liao Yongyuan, aged 46, is a Director and Vice President of our company and concurrently serves as the Deputy General Manager and Safety Director of CNPC. Mr. Liao holds a master’s degree and is a professor-level senior engineer. He has over 25 years of working experience in China’s oil and gas industry. He was Deputy Director of the New Zone Exploration and Development Department of China National Petroleum Corporation from June 1996, the Standing Deputy Commander and then Commander of Tarim Petroleum Exploration and Development Headquarters from November 1996. He was the General Manager of Tarim Oilfield Branch Company from September 1999, and also Deputy Director of Gansu Provincial Economic and Trade Committee from October 2001. He has worked as the Assistant to the General Manager of CNPC since January 2004 and has been concurrently the Head of Coordination Team for Oil Enterprises in Sichuan and Chongqing and Director of Sichuan Petroleum Administration since April 2004. He has been a Vice President of our company since November 2005. He was appointed a Deputy General Manager of CNPC in February 2007, and Safety Director of CNPC in July 2007. He has been a Director of our company since May 2008.

Wang Guoliang, aged 56, is a Director of our company and the General Accountant of CNPC. Mr Wang is a professor-level senior accountant and holds a master’s degree. Mr Wang has over 25 years of working experience in China’s oil and gas industry. Mr Wang had worked as the Vice President of China Petroleum Finance Company Limited from October 1995. In November 1997, he was appointed a Deputy General Manager and the General Accountant of China National Oil & Gas Exploration and Exploitation Corporation. Mr Wang had been the Chief

Financial Officer of our company from November 1999. He was appointed General Accountant of CNPC in February 2007, and Director of our company in May 2008.

Jiang Fan, aged 45, is a Director of our company and the General Manager of Dalian Petrochemical Company. Mr. Jiang is a professor-level senior engineer and holds a master’s degree. He has nearly 25 years of working experience in China’s oil and gas industry. Mr. Jiang was appointed the Deputy Manager of Dalian Petrochemical Company in December 1996 and the Deputy General Manager of Dalian Petrochemical Company in September 1999. He has been the General Manager of Petrochina Dalian Petrochemical Company since February 2002, and a Director of our company since November 2005.

Independent Non-executive Directors

Chee-Chen Tung, aged 66, is an independent non-executive Director of our company. Mr. Tung is the Chairman and Chief Executive Officer of Orient Overseas (International) Limited. He was educated at the University of Liverpool, England, where he received his Bachelor of Science degree. He later acquired a Master’s degree in Mechanical Engineering at the Massachusetts Institute of Technology in the United States. He served as Chairman of the Hong Kong Shipowners’ Association between 1993 and 1995. From 1999 to 2001, he was the Chairman of the Hong Kong General Chamber of Commerce. He is an independent non-executive director of Zhejiang Expressway Co., Ltd., BOC Hong Kong (Holdings) Limited, Wing Hang Bank Limited, Sing Tao News Corporation Limited, Cathay Pacific Airways Limited and U-Ming Marine Transport Corporation, and a member of the Hong Kong Port Development Board. Mr. Tung is also the Chairman of the Institute for Shipboard Education Foundation, the Chairman of the Advisory Council and a member of the Board of Trustees of the Hong Kong Polytechnic University and a member of the Board of Trustees of the International Academic Center of the University of Pittsburgh and the School of Foreign Service of Georgetown University. Mr. Tung has been an independent non-executive Director of our company since November 5, 1999.

Liu Hongru, aged 78, is an independent non-executive Director of our company. Mr. Liu is a professor and holds a doctoral degree. He graduated from the Faculty of Economics of the University of Moscow in 1959 with an associate Doctoral degree. Mr. Liu worked as Vice Governor of the Agricultural Bank of China, Vice-Governor of the People’s Bank of China, Deputy Director of the State Economic Restructuring Committee, and the Chairman of the China Securities Regulatory Commission. Mr. Liu’s current position include the Vice Chairman of the Subcommittee for Economic Affairs of the National Committee of the Chinese People’s Political Consultative Conference, the Vice President of the China Society for Finance and Banking, the Vice President of the National Debt Association of China, the President of the Shanghai Institute of Finance and Law. Mr. Liu is also a professor at the Peking University, the Postgraduate School of the People’s Bank of China and the City University of Hong Kong. Mr. Liu also serves as a non-executive director of OP Financial Investments Limited and as an independent non-executive director of CITIC 21CN Company Limited and Minerals Resources Limited, and possesses the accounting or financial management qualification required under the Listing Rules of Hong Kong Stock Exchange. Mr. Liu was appointed an independent Supervisor of our company in December 1999. After his resignation from this position as independent supervisor, Mr. Liu was appointed an independent non-executive Director of our company in November 2002.

Franco Bernabè, aged 60, is an independent non-executive Director of our company. He holds a doctoral degree in political economics. He is currently the Chief Executive Officer of Telecom Italia (serving a second time). Prior to that, he held the responsibilities of the chairman and founder of the Franco Bernabè Group, the Vice Chairman of H3G, the Vice Chairman of Rothschild Europe, a non-executive director of Pininfarina SpA and an independent non-executive director of Areoportidi Bologna. Mr. Bernabè joined ENI in 1983 to become an assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 he was the Chief Executive Officer of ENI. Mr. Bernabè led the restructuring program of the ENI Group, making it one of the world’s most profitable oil companies. Between 1998 and 1999, Mr. Bernabè was the Chief Executive Officer of Telecom Italia. Between 1999 and 2000, he has also served as a special representative of the Italian government for the reconstruction of Kosovo. He was the Chairman of La Biennale di Venezia from 2001 to 2003 and has been the Chairman of the Modern Arts Museum of Trento and Rovereto since 2005. Prior to his joining ENI, Mr. Bernabè was the head of economic studies at FIAT. Mr. Bernabè was a senior economist at the OECD Department of Economics and Statistics in Paris. Earlier he was a professor of economic politics at the School of Industrial

Administration, Turin University. He had also served on the Advisory Board of the Council of Foreign Relations and is currently an International Governor of the Peres Center for Peace. Mr. Bernabè has been an independent non-executive Director of our company since June 2000.

Li Yongwu, aged 64, is an independent non-executive Director of our company. Mr. Li is a senior engineer and holds a bachelor’s degree. In June 1991, Mr. Li was appointed as the Director of Tianjin Chemicals Bureau. In July 1993, he was appointed as the Director of Tianjin Economic Committee. He was elected as the Vice Minister of the PRC Ministry of Chemical Industry in April 1995. He became Director of the State’s Petroleum and Chemical Industry Bureau since March 1998. In April 2001, he was appointed a Deputy Director of the Liaison Office of the Central Government at the Special Administrative Region of Macau. In December 2004, he was appointed the Vice President of China Petroleum and Petrochemical Industry Association. In May 2005, he became the Chairman of China Petroleum and Petrochemical Industry Association and in November 2005, he became an Independent Supervisor of our company. In 2003, he was elected as a standing member of the Tenth Chinese People’s Consultative Conference. In May 2008, Mr. Li was appointed an independent non-executive Director of our company.

Cui Junhui, aged 62, is an independent non-executive Director of our company. Mr. Cui is a representative of the 11th National People’s Congress of the PRC and a Committee Member of the Financial and Economic Affairs Committee of the National People’s Congress of the PRC. He is holder of a postgraduate degree (part-time study). The positions he held include Deputy Director of the Tax Bureau of Shandong Province and the Director of State Tax Bureau of Shandong Province. From January 2000 to January 2007, he served as a Deputy Director of the State Administration of Taxation. In December 2006, he was made a Vice President of China Society of Taxation and a Vice President of China Charity Federation. Mr. Cui was elected as a representative of the 11th National People’s Congress and a member of the Financial and Economic Affairs Committee of the National People’s Congress in March 2008. In April 2008, Mr Cui was elected as the President of the sixth term of the Chinese Taxation Institute. Mr. Cui has become a non-executive Director of our company since May 2008.

Secretary to the Board of Directors

Li Huaiqi, aged 59, is the Secretary to the Board of Directors of our company. Mr. Li is a senior economist. He has nearly 40 years of working experience in China’s oil and gas industry. Mr. Li once worked in the Daqing Oilfield, the Liaohe Oilfield and the Huabei Oilfield and in the Nanhai Petroleum Company. From June 1992, Mr. Li worked as Deputy Director and Director of the Foreign Affairs Bureau of China National Petroleum Corporation successively. From October 1998, Mr. Li was appointed as Director of the International Co-operation Department (Foreign Affairs Bureau) of CNPC. Mr. Li has been the Secretary to the Board of Directors of our company since August 2001.

Other Senior Management Personnel

Sun Longde, aged 46, is a Vice President of our company. Mr. Sun is a professor-level senior engineer and holds a doctoral degree. He has 25 years of working experience in China’s oil and geological industry. Mr. Sun was appointed the Deputy Chief Geologist of Xianhe Oil Extraction Plant and Deputy Manager of Dongxin Oil Extraction Plant of Shengli Petroleum Administration Bureau in January 1994, Chief Deputy Director-General of Exploration Business Department of Shengli Petroleum Administration Bureau in April 1997, the Manager of Exploration & Development Company of Shengli Petroleum Administration Bureau in September 1997, Chief Geologist of Tarim Petroleum Exploration & Development Headquarters in November 1997, Deputy General Manager of PetroChina Tarim Oilfield Company in September 1999 and the General Manager of PetroChina Tarim Oilfield Company in July 2002. Mr. Sun has been a Vice President of our company since June 2007.

Shen Diancheng, aged 49, is the Vice President of our company and concurrently the General Manager of Chemical & Marketing Company of our company. Mr. Shen is a professor-level senior engineer and holds a college degree. He has 25 years of working experience in China’s oil and gas industry. Mr. Shen was appointed the Deputy Manager of the Chemical Agent Plant of Daqing Oilfield in June 1994, the Deputy Manager, Standing Deputy Director and acting Manager of the Chemical Headquarters Plant of Daqing Oilfield in January 1997, the Standing Deputy General Manager of PetroChina Daqing Refining & Chemical Company in October 2000, the General

Manager of PetroChina Liaoyang Petrochemical Company in April 2002, and the General Manager of PetroChina Jilin Petrochemical Company in November 2005. Mr. Shen has been the Vice President of our company and General Manager of Chemical & Marketing Company since June 2007.

Liu Hongbin, aged 45, is the Vice President of our company. Mr. Liu is a senior engineer and holds a college degree. He has 25 years of working experience in China’s oil and gas industry. Mr. Liu was appointed the Vice President of Exploration & Development Research Institute of Yumen Petroleum Administration Bureau in May 1991, the Director of the Development Division of Tuha Petroleum Exploration & Development Headquarters in October 1994, the Chief Engineer of Tuha Petroleum Exploration & Development Headquarters in June 1995, the Deputy General Manager of PetroChina Tuha Oilfield Company in July 1999, the Commander of Tuha Petroleum Exploration & Development Headquarters in July 2000, the General Manager of the Planning Department of our company in March 2002 and the Director of the Planning Department of CNPC in September 2005. Mr. Liu has become a Vice President of our company since June 2007.

Zhou Mingchun, aged 41, is the Chief Financial Officer of our company. Mr. Zhou is a professor-level senior accountant and holds a master’s degree. He has nearly 20 years of working experience in China’s oil and gas industry. Mr. Zhou was appointed the Director of the Finance Division and the Director-General of Financial Settlement Centre of Daqing Petroleum Administration Bureau in October 1998, the Executive of the Finance & Assets Division of Daqing Oilfield Company from in 1999, the director and Deputy Chief Accountant of Daqing Oilfield Company Limited in January 2000, the director and Chief Accountant of Daqing Oilfield Company Limited in October 2000, and the General Manager of the Finance Department of our company in March 2002. Mr. Zhou serves as the Chief Financial Officer of our company from June 2007.

Li Hualin, aged 46, is the Vice President of our company and Vice Chairman and General Manager of China Petroleum Hong Kong (Holding) Limited. Mr. Li holds a master’s degree and is a senior engineer. Mr. Li has 25 years of experience in the oil and gas industry in China. Mr. Li became the Deputy Director-General of the Houston Office of China National Petroleum Company in March 1993, the director and General Manager of China National Oil and Gas Corporation (Canada) in May 1995, the Deputy General Manager of the China National Oil and Gas Exploration Development Corporation and the Chairman and General Manager of CNPC International (Canada) Ltd in December 1997, the General Manager of CNPC International (Kazakhstan) Ltd. and the Deputy General Manager of the China National Oil and Gas Exploration Development Corporation in September 1999, the Deputy General Manager of China Petroleum Hong Kong (Holding) Limited in January 2001, the Chairman of Shenzhen Petroleum Industrial Co., Ltd in December 2001, and the Vice-Chairman and General Manager of China Petroleum Hong Kong (Holding) Limited in July 2006. Mr. Li was appointed as the Vice President of our company and the Vice Chairman and General Manager of China Petroleum Hong Kong (Holding) Limited in November 2007.

Zhao Zhengzhang, aged 52, is a Vice President of our company and concurrently the General Manager of Exploration and Production Company of our Company. Mr Zhao holds a master’s degree. He is a professor-level senior engineer and has nearly 25 years of working experience in China’s oil and industry. In June 1996, Mr Zhao was appointed as the Deputy Director of the New District Exploration Department of China National Petroleum Company. In November 1996, he was appointed as Deputy Director of the Exploration Bureau of China National Petroleum Company and Director of the New District Exploration Department. In October 1998, Mr Zhao was appointed as Deputy Director of the Exploration Department of China National Petroleum Company. In September 1999, he was appointed as a member of the Preparatory Group of CNPC Exploration and Production Company. In December 1999, Mr Zhao was appointed as Deputy General Manager of CNPC Exploration and Production Company. In January 2005, he was appointed as Senior Executive and Deputy General Manager of CNPC Exploration and Production Company. In January 2006, he was appointed as the General Manager of CNPC Exploration and Production Company. In May 2008, Mr Zhao was appointed as a Vice President of the Company and the General Manager of the Exploration and Production Company.

Lin Aiguo, aged 50, is the Chief Engineer of our company. Mr. Lin is a professor-level senior engineer and holds a college degree. He has over 30 years of working experience in China’s oil and petrochemical industry. Mr. Lin was appointed the Deputy Manager and the Standing Deputy Manager of Shengli Refinery of Qilu Petrochemical Company in July 1993, the Deputy General Manager of Dalian West Pacific Petrochemical Co. Ltd.

in May 1996, and the General Manager of Dalian West Pacific Petrochemical Co. Ltd. in August 1998, and the General Manager of Refining & Marketing Company of our company in December 2002. Mr. Lin serves as the Chief Engineer of our company from June 2007.

Wang Daofu, aged 53, is the General Geologist of our company and Director of the Exploration and Development Institute. Mr. Wang holds a doctoral degree. He is a professor-level senior engineer and has over 25 years of working experience in China’s oil and gas industry. He was appointed Deputy General Manager of PetroChina Changqing Oilfield Company in September 1999 and General Manager of PetroChina Changqing Oilfield Company in January 2003. He was elected as a representative of the 11th National People’s Congress of the PRC in 2008. Mr. Wang has become the General Geologist of our company since May 2008.

Huang Weihe, aged 51, is the Chief Engineer of our company and the General Manager of PetroChina Natural Gas and Pipelines Company. Mr Huang is a professor-level senior engineer and holds a doctorate degree. He has over 25 years of working experience in China’s oil and gas industry. In December 1998, he was appointed as Deputy Director of the Petroleum and Pipelines Bureau. In November 1999, he was appointed Deputy Director of the Petroleum and Pipelines Bureau and concurrently Chief Engineer. In October 2000, Mr Huang was appointed as the General Manager of PetroChina Pipelines Company and in May 2002, concurrently as the General Manger of PetroChina West-to-East Natural Gas Transmission Pipelines Company. In November 2002, Mr Huang was appointed as the General Manager of PetroChina West-to-East Natural Gas Transmission Pipelines Company. In December 2002, he was appointed as the General Manager of PetroChina Natural Gas and Pipelines Company under the Company and the General Manager of PetroChina West-to-East Natural Gas Transmission Pipelines Company. In February 2006, Mr Huang ceased to be the General Manager of PetroChina Natural Gas Transmission Pipelines Company. In May 2008, Mr Huang was appointed as the Chief Engineer of the Company and the General Manager of PetroChina Natural Gas and Pipelines Company.

Supervisors

Chen Ming, aged 58, is the Chairman of the Supervisory Board of our company. Mr. Chen is a professor-level economist and holds a bachelor’s degree. He has nearly 35 years of working experience in China’s oil and gas industry. Mr. Chen was appointed Deputy Commissioner of CNPC in November 1996, Deputy Director of the Supervisory Department of CNPC in October 1998, Deputy General Manager of Human Resource Department of our Company and concurrently Director of the Supervisory Department of our company in September 1999, General Manager of the Supervisory Department of our company in September 2001, Assistant to the General Manager of CNPC in January 2007, and Team Leader of the Discipline Team of CNPC in September 2007. He has become the Chairman of our Supervisory Board since May 2008.

Wen Qingshan, aged 50, is a Supervisor of our company and the Deputy Chief Accountant and the Director of the Finance and Assets Department of CNPC. Mr. Wen is a professor-level senior accountant and holds a master’s degree in economics. Mr. Wen has over 25 years of working experience in China’s petrochemical industry. He had acted as the Deputy Director of the Finance and Assets Department of CNPC from May 1999 and Director of the Finance and Assets Department of CNPC from May 2002. He has been a Supervisor of our company since November 2002. He has been acting as the Deputy Chief Accountant and the Director of the Finance and Assets Department of CNPC since November 2007.

Sun Xianfeng, aged 56, is a Supervisor and the General Manager of the Audit Department of our company. Mr. Sun is a senior economist and holds a bachelor’s degree. Mr. Sun has over 35 years of working experience in China’s oil and gas industry. Mr. Sun worked as Deputy Director of the Supervisory Bureau of China National Petroleum Corporation from November 1996, and was transferred to the Eighth Office of the State Council Compliance Inspectors’ General Office (Supervisory Committee of Central Enterprises Working Commission) as its temporary head in June 1998. He was appointed the Deputy Director of the Audit Department of CNPC in October 2000. He was appointed as the Vice Director of the Audit Department and the concurrently the Director of the Audit Institute in December 2000. Mr. Sun has been the Director of the Audit Department of CNPC and the Director of the Audit Service Centre since April 2004. Mr. Sun has been a Supervisor of our company since May 2004. In October 2005, Mr Sun was appointed as a concurrent State-owned Company Supervisor from State-owned

Assets Supervision and Administration Commission to CNPC. Mr. Sun has been acting as the General Manager of the Audit Department of our company since July 2007.

Yu Yibo, aged 45, is a Supervisor and the General Manager of the Capital Operation Department of our company. Mr. Yu is a professor-level senior accountant and holds a doctoral degree. Mr. Yu has 10 years of working experience in China’s oil and gas industry. In February 1999, Mr. Yu was appointed as a member of the Restructuring and Listing Preparatory Team of CNPC . In September 1999, Mr. Yu was appointed as the Deputy General Manager of the Finance Department of our company. Mr. Yu had been acting as the Deputy General Manager of PetroChina Dagang Oilfield Branch Company from March 2002 to October 2002. In April 2003, Mr. Yu was appointed as the General Manager of the Capital Operation Department of our company. Mr. Yu has been acting as a Supervisor of our company since May 2008.

Wang Yawei, aged 54, is an employee representative of the Supervisory Committee of our company and Chairman of the Labor Union of Daqing Oilfield Company Limited. Mr. Wang is a professor-level senior engineer and holds a master’s degree. He has nearly 25 years of working experience in China’s oil and gas industry. Mr. Wang was acting as the Deputy Director of Daqing Petroleum Administration Bureau since November 1997 and as the Chairman of the Labour Union of Daqing Petroleum Administration Bureau since March 2001. He was appointed as the Chairman of the Labour Union of Daqing Oilfield Company Limited since February 2008. Since May 2008, Mr. Wang has been acting as a Supervisor of our company.

Qin Gang, aged 55, is an employee representative of the Supervisory Board of our company and a Senior Executive and Chairman of the Labor Union of PetroChina Gas Pipeline Company. Mr. Qin is a senior engineer and has over 35 years of experience in China’s oil and gas industry. Mr. Qin had acted as a Deputy Commander of Tarim Petroleum Exploration and Development Headquarters since November 1997 and a Deputy General Manager of Tarim Oilfield Company since September 1999. In July 2002, Mr. Qin was appointed as the Chairman of Labour Union of PetroChina Tarim Oilfield Company. Mr. Qin has been the Senior Executive and the Chairman of the Labor Union of Petrochina Gas Pipeline Company since June 2007. Since November 2005, Mr. Qin has become a member of our Supervisory Board.

Wang Shali, female, aged 54, is an employee representative of Supervisory Board of our company and a Senior Executive, Senior Deputy General Manager and the General Legal Counsel of CNPC Exploration and Development Company Limited. Ms. Wang is a professor-level senior economist and holder of a master’s degree. She has over 35 years of working experience in China’s oil and gas industry. She was appointed as the General Economist of China National Oil and Gas Exploration and Development Corporation in November 1996 and Deputy General Manger and General Economist of China National Oil and Gas Exploration and Development Corporation in December 1997. Ms Wang began to act concurrently as the Executive Deputy General Manager of the CNPC International (Nile) Company in April 1998. She was appointed as the Deputy General Manger of China National Oil and Gas Exploration and Development Corporation and the leader of the Project Coordination Group in August 2004, and the Senior Deputy General Manager of the CNPC Exploration and Development Company in June 2006. She has been acting as a Supervisor of our company since May 2008. In September 2008, Ms Wang was appointed as Senior Executive, Senior Deputy General Manager and General Legal Counsel of CNPC Exploration and Development Company Limited.

Wu Zhipan, aged 52. Mr. Wu is a holder of doctoral degree. He is a professor, a LL.D. Supervisor, Standing Vice Chairman of Peking University Council and Chief Legal Advisor of Peking University, Dean of the Asia-Pacific Research Institute of Peking University and Director of Financial Law Institute of Peking University. He is also an expert consultant of the Supreme People’s Court of the PRC, an arbitrator of the Arbitration Panel of China International Economic and Trade Arbitration Commission and President of the China Economic Law Research Societies. Mr. Wu also serves as an independent non-executive director of Air China Limited, Fortune SGAM Fund Management Co., Ltd. and China Minsheng Banking Corp., Ltd. Mr. Wu has been an independent Supervisor of our company since December 1999. Mr. Wu resigned from his position as independent supervisor of our company on May 12, 2009.

Li Yuan, aged 61, is an independent Supervisor of our company. Mr. Li was graduated from Renmin University of China with a bachelor’s degree in Economics. Mr. Li’s past positions include Deputy Director of the Foreign Affairs Department of Ministry of Petroleum Industry, Team Leader of the Business Team of the CPC

Central Committee’s General Office, Director of the Administrative Reform Bureau of the Political System Reform Studies Office of the CPC Central Committee, Director of the Distribution Department of the National Economic System Reform Committee, Deputy Director of the State Administration of Land, and Deputy Minister and concurrently the Deputy Chief Land Inspector of the Ministry of Land and Resources. Mr. Li is now a Deputy Director of the Committee of Population, Resources and Environment of the 11th National Committee of the Chinese People’s Political Consultative Conference, and has become an independent Supervisor of our company since May 2008.

Wang Daocheng, aged 69, is an independent supervisor of our company. Mr. Wang is currently the President of the China Institute of Internal Audit. He is a senior auditor with university education and has over 40 years of experience in finance and auditing. From 1981 to 1984, he led the preparatory committee within the audit department of the Ministry of Finance and headed the science and technology training centre of the National Audit Office as well as the financial and monetary authority. From August 1984, Mr Wang held a number of positions, including Deputy Director of Xicheng District Audit Bureau of Beijing, Deputy Director of the Research Department of the National Audit Office, and successively, the Deputy Director of the General Affairs Bureau, Deputy Director of the Foreign Investment Bureau, Director of the Foreign Investment Department, Director of the Financial Audit Department and Director of the General Office of the National Audit Office. From March 1999 to March 2005, Mr Wang headed the discipline inspection panel of the Central Commission for Discipline Inspection in the National Audit Office. From June 2005, he became the President of the China Institute of Internal Audit. Mr. Wang has been an independent supervisor of our company since May 2009.

Compensation

Senior Management Compensation System

The senior management members’ compensation has two components, namely, fixed salaries and variable compensation. The variable component, which accounts for approximately 75% of the total compensation package, is linked to the attainment of specific performance targets, such as our income for the year, return on capital and the individual performance evaluation results.

Directors’ and Supervisors’ Compensation

Our directors and supervisors, who hold senior management positions or are otherwise employed by us, receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind, including our contribution to the pension plans for these directors and supervisors.

The aggregate amount of salaries, housing allowances, other allowances and benefits in kind paid by us to the five highest paid individuals of PetroChina during the year ended December 31, 2008 was RMB3,443,895. We paid RMB163,472 as our contribution to the pension plans in respect of those individuals in the year ended December 31, 2008.

The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our directors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2008 was RMB2,231,209.

Save as disclosed, no other payments have been paid or are payable, in respect of the year ended December 31, 2008, by us or any of our subsidiaries to our directors. In addition, we have no service contracts with our directors that provide for benefits to our directors upon the termination of their employment with us.

In 2008, we paid RMB130,875 as our contribution to the pension plans in respect of our directors and supervisors, who hold senior management positions or are otherwise employed by us. The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our supervisors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2008 was RMB682,939.

For discussions about the compensations of our individual directors and supervisors, please see Note 33 to our consolidated financial statements included elsewhere in this annual report. For discussion about the share-based compensation, please see “Item 6 — Directors, Senior Management and Employees — Share Ownership”.

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

Audit Committee

Our audit committee is currently composed of three non-executive independent directors, Mr. Franco Bernabè, Mr. Chee-Chen Tung and Mr. Cui Junhui, and one non-executive director, Mr. Wang Guoliang. Mr. Franco Bernabè serves as the chairman of the committee. Under our audit committee charter, the chairman of the committee must be an independent director and all resolutions of the committee must be approved by independent directors. The audit committee’s major responsibilities include:

•	supervising the integrity of financial reporting process to ensure fair, transparent and true financial disclosure;

•	reviewing and evaluating the effectiveness of the internal control and risk management framework;

•	inspecting and supervising the effectiveness of the internal audit functions;

•	reviewing and supervising the engagement and work of external auditors, including evaluating the performance of external auditors annually and raising proposals together with the supervisory board to the shareholders’ meetings with respect to the engagement, re-engagement and dismissal of external auditors and the compensation of such external auditors;

•	receiving, keeping and dealing with complaints regarding accounting, internal control or auditing matters; and

•	receiving and dealing with anonymous submissions and complaints by employees regarding accounting or auditing matters, and keeping such submission and complaints confidential, and other duties from time to time provided by applicable laws and regulations and Listing Rules of the market where the securities of our company listed.

Investment and Development Committee

The current members of our investment and development committee are Mr. Li Yongwu, as chairman of the committee and Mr. Wang Yilin and Mr. Li Xinhua, as members of the committee. The investment and development committee’s major responsibilities include:

•	studying the long-term development strategies of the Company as proposed by our president and making recommendations to the board of directors;

•	studying the annual investment budget and the adjustment proposal regarding the investment plan as proposed by our president and making recommendations to the board of directors;

•	reviewing preliminary feasibility studies and feasibility studies for material investment and financing proposals, material capital operation projects and material asset operation projects subject to the approval of the board of directors and making recommendations to the board of directors.

•	studying any other significant matters that may affect the development of the Company and making recommendations to the board of directors.

Evaluation and Remuneration Committee

The current members of our evaluation and remuneration committee are Mr. Liu Hongru, as chairman of the committee, Mr. Chee-Chen Tung and Mr. Wang Fucheng, as members of the committee. The evaluation and remuneration committee’s major responsibilities include:

•	studying the criteria for and conducting the evaluation of the performance of the directors and the management members and making recommendations to the board of directors;

•	studying and reviewing the director and management compensation policies and proposals, including the policies and proposals regarding the compensation payable to directors and senior management for their loss of positions or retirement;

•	organizing the evaluation of the performance of our president and reporting the evaluation result to the board of directors, supervising the evaluation of the performance of our senior vice presidents, vice presidents, chief financial officer and other senior management members conducted under the leadership of the president; and

•	studying our incentive plan, compensation plan and stock appreciation rights plan, supervising and evaluating the implementation of these plans and making recommendations for improvements to and perfection of such plans.

Health, Safety and Environment Committee

The current members of our health, safety and environment committee are Mr. Liao Yongyuan, as chairman of the committee, Mr. Zeng Yukang and Mr. Jiang Fan, as member of the committee. The health, safety and environment committee’s major responsibilities include:

•	supervising the effective implementation of our Health, Safety and Environmental Protection Plan (HSE Plan);

•	making recommendations to the board of directors and our president for major decisions or major issues with respect of health, safety and environmental protection that may affect the Company; and

•	inquiring the occurrence of and responsibilities for material accidents with respect to the operation, property and assets, employees and other facilities of the Company, and supervising the treatment of such accidents.

Employees

As of December 31, 2006, 2007 and 2008, we had 446,290, 466,502 and 477,780 employees, respectively (excluding temporary staff). The table below sets forth the number of our employees by business segment as of December 31, 2008.

	Employees	% of Total

Exploration and production	258,821	54.17
Refining and marketing	127,493	26.68
Chemicals and marketing	66,557	13.93
Natural gas and pipeline	20,053	4.20
Other(1)	4,856	1.02

Total	477,780	100.0

(1)	Including the numbers of employees of the management of our headquarters, specialized companies, PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, Petrochemical Research Institute and other units.

Our employees participate in various basic social insurance plans organized by municipal and provincial governments whereby we are required to make monthly contributions to these plans at certain rates of the employees’ salary as stipulated by relevant local regulations. Expenses incurred by us in connection with the retirement benefit plans were approximately RMB4,652 million, RMB5,754 million and RMB6,997 million, respectively, for the years ended December 31, 2006, 2007 and 2008, respectively.

In 2008, we have not experienced any strikes, work stoppages, labor disputes or actions which affected the operation of any of our businesses. Our company maintains good relationship with our employees.

Share Ownership

Other than two supervisors, our directors, senior officers and supervisors do not have share ownership in PetroChina or any of PetroChina’s affiliates. As at April 30, 2009, Mr. Yu Yibo, one of our supervisors, held 66,500 A shares of our company, including shares acquired on the secondary market and Ms. Wang Shali, one of our supervisors, held 7,000 A shares and 18,000 H shares of our company.

We have granted stock appreciation rights relating to our H Shares to our directors, senior officers and supervisors. Upon exercise of these stock appreciation rights, members of the senior management would not receive any of our shares, but would, by way of stock appreciation rights, receive a monetary sum on the basis of the price of our H Shares. Because the relevant PRC laws limit the ownership of the H Shares of a company incorporated under the PRC laws to only non-PRC nationals, and companies are not permitted to repurchase and hold their own shares for offering stock appreciation rights under current PRC law, our directors, senior officers and supervisors do not hold our H Shares under the stock options granted to them. Instead, the book gains and losses would be calculated on the basis of share prices and in accordance with our stock appreciation rights granting criteria, and cash payments of such compensation to our directors, senior officers and supervisors would be made. As at April 7, 2008 (the expiry date of the exercise of the share appreciation rights), none of the holders of the share appreciation rights had exercised their rights. We therefore derecognised the liability of RMB1,400 million previously accrued in our financial statements for the year ended December 31, 2008.

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

PetroChina was established on November 5, 1999 with CNPC as its sole promoter. As of May 12, 2009, CNPC beneficially owned 158,691,001,259 shares, which include 526,404,000 H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing approximately 86.71% of the share capital of PetroChina, and, accordingly, CNPC is our controlling shareholder.

The following table sets forth the major shareholders of our A shares as of May 12, 2009:

Percentage
of the
			Issued Share	Percentage
			Capital of the	of
			Same	the Total
		Number of Shares	Class of	Share
Name of Shareholders	Class of Shares	Held	Shares (%)	Capital (%)

CNPC	A shares	158,164,597,259	97.68	86.42

The following table sets forth the major shareholders of our H shares as of May 12, 2009:

				Percentage of
				Such Shares
				in That Class	Percentage of
	Class of			of the Issued	Total Share
Name of Shareholder	Shares	Number of Shares		Share Capital (%)	Capital (%)

CNPC	H shares	526,404,000	(1)	2.49	0.29
JPMorgan Chase & Co.	H shares	1,352,047,500	(2)	6.41	0.74

(1)	Held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

(2)	Includes (i) 170,829,871 shares held by JPMorgan Chase & Co. through various subsidiaries in short position in its capacity as beneficial owner and (ii) 1,181,217,629 shares held by JPMorgan Chase & Co. through various subsidiaries in long position in its capacity as beneficial owner, investment manager and custodian/approved lending agent under Hong Kong laws.

Related Party Transactions

CNPC is a controlling shareholder of our company. We enter into extensive transactions with CNPC and other members of the CNPC group, all of which constitute related party transactions for us. We also continue to carry out existing continuing transactions with other related parties in the reporting period.

One-off Related Party Transactions

Acquisition of Northeastern Inspection, Maintenance and Repair Business Division of CNPC

On April 28, 2008, we entered into an acquisition agreement with CNPC, pursuant to which we agreed to acquire the Northeastern Inspection, Maintenance and Repair Business Division of CNPC. Upon completion of the acquisition, we paid consideration of approximately RMB43.8 million to CNPC, representing the value of the net assets of the Northeastern Inspection, Maintenance and Repair Business Division as at September 30, 2007. The parties also adjusted the consideration by reference to the net assets generated by the acquired operations for the period from October 1, 2007 to the completion date as shown in the management accounts. As of the end of the reporting period, the transaction has been completed.

Acquisition of Refined Products Assets and Business of CNPC

On June 10, 2008, we entered into an acquisition agreement with CNPC, pursuant to which we agreed to acquire the refined products sales assets and business from CNPC. Upon completion of the acquisition, we will pay consideration of approximately RMB1.0 billion to CNPC, representing the value of the net assets of the Refined Products Sales Assets and Business as at the valuation date. The parties will also adjust the consideration by reference to the net assets generated by the refined products sales assets and business for the period from the valuation date to the completion date as shown in the management accounts. As of the end of the reporting period, the transaction has not yet been completed.

Indirect Acquisition of Equity Interest in CNPC (HK)

On August 27, 2008, the Company, CNPC and China Petroleum Hong Kong (Holding) Limited, or HK Subsidiary, a wholly-owned subsidiary of CNPC, entered into a sale and purchase agreement, pursuant to which we agreed to purchase or procure the purchase of, and CNPC has agreed to sell (through HK Subsidiary) or procure the sale of, a 100% interest in Sun World Limited indirectly held by CNPC through HK Subsidiary. Sun World Limited directly holds 2,513,917,342 shares in CNPC (Hong Kong) Limited, or CNPC (HK), representing approximately 51.89% of the issued share capital of CNPC (HK) (calculated on the basis of the total number of shares of CNPC (HK) as at the same date). We agreed to pay consideration of approximately HK$7.6 billion. The above transaction was completed on December 18, 2008, when CNPC transferred to us its equity interest in CNPC (HK) of a total of approximately 56.66% (calculated on the basis of the total number of shares of CNPC (HK) as at the same date).

Acquisition of Assets of the Risk Operation Service Business of CNPC

On November 19, 2008, six branch companies of our company and six subordinate enterprises of CNPC entered into acquisition agreements, pursuant to which we acquired the assets under the risk operation service business from these six enterprises. Upon completion of the acquisition, we paid consideration of approximately RMB 5.3 billion to the six enterprises. The parties also adjusted the consideration by reference to the change in assets of the risk operation service business for the period from the date of valuation to the completion date on a dollar-for-dollar basis. As of the end of the reporting period, the transaction has been completed.

Acquisition of City Gas Business of CNPC

On May 15, 2009, PetroChina Kunlun Gas Limited, a wholly owned subsidiary of our company, and China Huayou Group Corporation and China Petroleum Pipeline Bureau, each a wholly owned entity of CNPC, entered into acquisition agreements pursuant to which PetroChina Kunlun Gas Limited agreed to acquire certain city gas business owned by the sellers in more than 10 provinces, municipalities and autonomous regions in the PRC. The targets of the acquisitions include the equity interests in eight companies held by China Huayou Group Corporation and China Petroleum Pipeline Bureau and relevant assets owned by China Huayou Group Corporation. Upon the completion of the acquisitions, Petrochina Kunlun Gas Limited will pay consideration of approximately RMB 1.1 billion to China Huayou Group Corporation and China Petroleum Pipeline Bureau. The transaction is to be completed on or before December 31, 2009.

Continuing Related Party Transactions

During the reporting period, our company continued to engage in a variety of continuing related party transactions with CNPC, which provide a number of services to us. These transactions are governed by several agreements between CNPC and us, including the comprehensive products and services agreement and its supplemental agreements, product and service implementation agreements, land use rights leasing contract, buildings leasing contract and buildings supplementary leasing agreement, intellectual property licensing contracts, contract for the transfer of rights under production sharing contracts and guarantee of debts contract. A detailed discussion of these agreements is set forth in Note 32 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on May 27, 2008.

Our comprehensive products and services agreement and its supplemental agreements expired on December 31, 2008. On August 27, 2008, we and CNPC entered into a new comprehensive products and services agreement that incorporates the provisions from the previous agreements and became effective on January 1, 2009 for a period of three years. As of December 31, 2008, the balance of the amount of our debts guaranteed by CNPC was RMB 408.0 million under the guarantee of debts contract.

During the reporting period, we continue to carry out a number of continuing related party transactions with CNPC Exploration and Development Company Limited, CNPC (HK), Beijing Gas Group Co., Ltd. and China Railway Materials and Suppliers Corporation. A detailed discussion of our relationships and transactions with these parties is set forth under the heading “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on May 27, 2008. For a summary of significant related party transactions entered into in the ordinary course of our business during the reporting period, please see Note 32 to our consolidated financial statements included elsewhere in this annual report.

Loans from Related Parties

As of December 31, 2008, we had unsecured short-term and long-term loans from CNPC and its affiliates in an aggregate amount of RMB80,925 million. The average annual interest rate on these loans is 4.32%.

Interests of Experts and Counsel

Not applicable.

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

The allocation to the statutory funds is 10% of our income for the year attributable to our shareholders determined in accordance with PRC accounting rules. Under PRC law, our distributable earnings will be equal to our income for the year attributable to our shareholders determined in accordance with PRC accounting rules or IFRS, whichever is lower, less allocations to the statutory and discretionary funds.

Subject to the above and to ensure that our dividend policy is consistent with that of major international oil and gas companies, we currently expect that we will distribute as dividends approximately 40% to 50% of our reported income for the year attributable to our shareholders for all years commencing on or after January 1, 2000. We believe that our dividend policy strikes a balance between two important goals:

•	providing our shareholders with a competitive return on investment; and

•	assuring sufficient reinvestment of profits to enable us to achieve our strategic objectives.

A dividend of RMB0.13183 per share (inclusive of applicable tax) for the six months ended June 30, 2008 was paid to our shareholders on October 16, 2008. The board of directors proposed to distribute the final dividend of RMB0.14953 per share (inclusive of applicable tax) which was calculated on the basis of the balance between 45% of our income for the year attributable to our shareholders under IFRS for the year ended December 31, 2008 and the interim dividend for 2008 which was paid on October 16, 2008. The final dividend to be paid has been approved by the annual shareholders’ meeting held on May 12, 2009. The payment will be made to shareholders whose names appear on the register of the company at close of business on May 27, 2009.

Significant Changes

None.

ITEM 9 — THE OFFER AND LISTING

Nature of the Trading Market and Market Price Information

Our ADSs, each representing 100 H shares, par value RMB1.00 per H share, have been listed and traded on the New York Stock Exchange since April 6, 2000 under the symbol “PTR”. Our H shares have been listed and traded on the Hong Kong Stock Exchange since April 7, 2000. In September 2005, our company issued an additional 3,196,801,818 H shares. CNPC also sold 319,680,182 state-owned shares it held concurrently with our company’s issuance of new H Shares in September 2005. In October 2007, PetroChina issued 4 billion A shares and these shares were listed on the Shanghai Stock Exchange on November 5, 2007. Following the issuance of A shares, all the domestic shares of our company existing prior to the issuance of A shares, i.e. the shares held by CNPC (our controlling shareholder) in our company, have been registered with China Securities Depository and Clearing Corporation Limited as tradable A shares. The New York Stock Exchange, the Hong Kong Stock Exchange and Shanghai Stock Exchange are the principal trading markets for our ADSs, H shares and A shares, respectively.

As of December 31, 2008, there were 21,098,900,000 H shares and 161,922,077,818 A shares issued and outstanding. As of December 31, 2008, there were 303 registered holders of American depositary receipts evidencing 18,506,281 ADSs. The depositary of the ADSs is the Bank of New York.

The high and low closing sale prices of our A shares on the Shanghai Stock Exchange, of H shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for each year from 2004 through 2009, for each quarter from 2007 to 2009 (up to the end of the first quarter of 2009), and for each month from November 2008 to May 2009 (through May 15, 2009) are set forth below.

	Price Per H Share		Price Per ADS		Price Per A Share
	HK$		US$		RMB
	High	Low	High	Low	High	Low

Annual Data
2004	4.85	3.20	63.70	41.63	—	—
2005	7.35	4.025	94.50	51.65	—	—
2006	11.12	6.35	142.12	83.50	—	—
2007	19.90	8.57	263.70	109.55	43.96	29.24
2008	14.24	4.25	182.12	57.25	31.31	9.95
Quarterly Data
2007
First quarter	11.08	8.57	137.90	109.55	—	—
Second quarter	11.90	8.89	152.05	112.14	—	—
Third quarter	14.74	9.83	185.58	125.92	—	—
Fourth quarter	19.90	13.46	263.70	172.43	43.96	29.24
2008
First quarter	14.24	9.17	182.12	120.63	31.31	16.99
Second quarter	12.12	9.77	156.97	125.92	18.35	14.94
Third quarter	10.66	7.45	136.92	92.79	15.63	10.17
Fourth quarter	8.14	4.25	104.30	57.25	12.19	9.95
2009
First quarter	7.82	5.10	101.25	64.09	12.16	10.02
Monthly Data
2008
November	6.39	5.41	83.55	64.30	11.91	10.29
December	7.26	6.13	93.45	77.42	11.85	10.14

	Price Per H Share		Price Per ADS		Price Per A Share
	HK$		US$		RMB
	High	Low	High	Low	High	Low

2009
January	7.82	5.58	101.25	72.70	10.59	10.02
February	6.60	5.53	84.65	70.87	12.16	10.35
March	6.71	5.10	85.81	64.09	11.77	10.56
April	6.99	6.11	89.81	80.98	11.94	11.22
May (through May 15, 2009)	8.40	7.41	108.40	88.95	13.29	11.94

The closing prices per A share, per H share and per ADS on May 15, 2009 were RMB13.17, HK$8.09 and US$101.41, respectively.

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

Objectives and Purposes

We are a joint stock limited company established in accordance with the Company Law and certain other laws and regulations of the PRC. We are registered with the PRC State Administration for Industry and Commerce with a business license number being 100000000032522. Article 10 of our articles of association provides that our scope of businesses includes, among other things, exploration and production of oil and natural gas; production and sale of crude oil, refined oil, petrochemical and chemical products; import and export; construction and operation of oil and natural gas pipelines; technical development, consultation and service for oil exploration and petrochemistry and related engineering; sale of materials, equipment and machines necessary for production and construction of oil and gas, petrochemicals and pipelines.

Enforceability of Shareholders’ Rights

Our articles of association provide that all differences or claims

•	between a holder of H Shares and us;

•	between a holder of H Shares and any of our directors, supervisors, president, senior vice presidents, vice presidents, chief financial officer or other senior officers; or

•	between a holder of H Shares and a holder of domestic shares, arising from any provision of the articles of association, any right or obligation conferred or imposed by the PRC Company Law or any other relevant law or administrative regulation which concerns our affairs must, with certain exceptions, be referred to arbitration at either the China International Economic and Trade Arbitration Commission in the PRC or the Hong Kong International Arbitration Center. Our articles of association provide that such arbitration will be final and conclusive.

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

We shall allocate ten percent of income for the year attributable to the equity holders of our company to the statutory common reserve fund. If the statutory common reserve fund of our company amounts to more than 50% of our registered capital, we may cease any further allocation.

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

Meetings of a special class of shareholders must be called in certain enumerated situations when the rights of the holders of such class of shares may be modified or adversely affected, as discussed below. Shareholders holding 3% or more of the total number of voting shares may present special proposals ten days prior to the annual shareholders meetings and shall deliver such proposal in writing to the persons convening such shareholders’ meetings. The matters proposed in the special proposals shall fall within the scope of the functions and powers of shareholders meetings, and such proposals shall have specific subjects as well as specific matters to be resolved, and shall be in compliance with the requirements of applicable laws, administrative regulations and the articles of association of our company. The persons convening the shareholders’ meetings shall send additional notices of shareholders’ meetings within two days after receiving such proposals and announce the matters proposed therein.

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

Shareholders at meetings have the rights, among other things, to approve or reject the annual profit distribution plans, the annual budget, the financial statements, an increase or decrease in share capital, the issuance of debentures, the merger or liquidation of PetroChina, any amendment to our articles of association, external guarantees, purchase or sale of significant assets of PetroChina, change of the purposes of the funds raised and our stock incentive plans. In addition, the rights of a class of shareholders may not be modified or abrogated, unless approved by a special resolution of all shareholders at a general shareholders’ meeting and by a special resolution of shareholders of that class of shares at a separate meeting. Our articles of association enumerate, without limitation, certain amendments which would be deemed to be a modification or abrogation of the rights of a class of shareholders, including increasing or decreasing the number of shares of a class disproportionate to increases or decreases of other classes of shares, removing or reducing rights to receive dividends in a particular currency or creating shares with voting or equity rights superior to shares of such class.

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

There are no limitations imposed by PRC law or our articles of association on the right of non-residents or foreign shareholders to hold or vote our company’s shares, other than limitations that would generally apply to all of the shareholders.

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

In addition to obligations imposed by laws, administrative regulations or the listing rules of the stock exchanges on which our H Shares are listed, the articles of association place on each of our directors, supervisors, president, senior vice presidents, vice presidents and any other senior officers a duty to each shareholder, in the exercise of our functions and powers entrusted to such person:

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

The Supervisory board is composed of nine members appointed to monitor our financial matters:

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

At least one third of the members of the supervisory board will be employee representatives elected by our employees. The remaining members will be appointed by the shareholders in a general meeting. One member of the supervisory board shall be the chairman. A member of the supervisory board may not be a director, the president, a vice president or the chief financial officer. The term of office of each member of the supervisory board is three years, including the term of office of the chairman of the supervisory board, both of which terms are renewable upon re-election and re-appointment. Reasonable expenses incurred by the supervisory board in carrying out its duties will be paid by us.

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

On May 15, 2008, our annual shareholders’ meeting for 2007 approved certain amendments to our articles of association. Those amendments were approved by the State-owned Assets Supervision and Administration Commission on October 24, 2008.

Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described under Item 4 — Information on the Company, Item 7 — Major Shareholders and Related Party Transactions or elsewhere in this Form 20-F.

Foreign Exchange Controls

The Renminbi currently is not a freely convertible currency. We receive most of our revenues in Renminbi. A portion of our Renminbi revenues must be converted into other currencies to meet our foreign currency obligations, including:

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

PRC Taxation

Dividends and Individual Investors

On July 21, 1993, the PRC State Administration of Taxation issued the Notice Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals (the “Tax Notice”). According to the Tax Notice, dividends paid by a PRC company to foreign individuals with respect to shares listed on an overseas stock exchange (“Overseas Shares”), including the H Shares and ADSs, were provisionally exempted from PRC withholding tax for the time being.

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

Dividends and Foreign Enterprises

Under the previous tax regime, dividends paid by a PRC company to foreign enterprises with respect to Overseas Shares were provisionally exempted from PRC FEIT according to the Tax Notice. Pursuant to the Enterprise Income Tax Law of the PRC which was effective from January 1, 2008 and the implementing rules thereunder, and the Circular on Issues Concerning the Withholding of Corporate Income Tax by PRC Resident Enterprises from Dividends Payable to H Share Non-resident Corporate Shareholders, or the Circular, each PRC resident enterprise, when paying any of its H share non-resident corporate shareholders any dividends for 2008 and the years thereafter, is required to withhold the corporate income tax from such dividends at a uniform rate of 10%. After its receipt of any dividends on its H shares, an H share non-resident corporate shareholder may by itself or through an agent or the withholding agent, apply to the competent taxation authority for the treatment under the applicable tax treaty (arrangement) against the documents evidencing that such shareholder is qualified to be a beneficial owner as defined under the applicable tax treaty (arrangement). The competent tax authority after having verified the correctness of such documents, shall refund the difference between the amount of the tax actually paid by such shareholder and the amount of the tax payable by such shareholder as calculated on the basis of the rate stipulated in the applicable tax treaty (arrangement).

Dividends paid by PRC companies to resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC, are not subject to any PRC withholding tax, unless the dividends are derived from publicly traded shares which have been held continuously by the resident enterprises for less than twelve months.

Tax Treaties

If you are a tax resident or citizen of a country that has entered into a double-taxation treaty with the PRC, you may be entitled to a reduction in the amount of tax withheld, if any, imposed on the payment of dividends. The PRC currently has such treaties with a number of countries, including but not limited to:

•	the United States;

•	Australia;

•	Canada;

•	France;

•	Germany;

•	Japan;

•	Malaysia;

•	Singapore;

•	the United Kingdom; and

•	the Netherlands.

Under each one of such treaties, the rate of withholding tax imposed by China’s taxation authorities may be reduced.

Capital Gains

The Tax Notice provides that gains realized by foreign individuals upon the sale of Overseas Shares are not subject to withholding tax for the time being. However, the Individual Income Tax Law of the PRC, as amended on

October 31, 1993 and effective on January 1, 1994, provides for a capital gains tax of 20% on individuals. On January 28, 1994, the Provisions for Implementing the Individual Income Tax Law of the PRC was promulgated which provides that the measures to levy individual income tax on the gains realized on the sale of shares will be made in the future by the Ministry of Finance and subject to the approval of the State Council. On June 20, 1994, February 9, 1996 and March 30, 1998, the Ministry of Finance and the State Administration of Taxation issued notices providing that temporarily no capital gains tax will be imposed on gains from the sale of shares by individuals. However, it is uncertain whether the above exemption for foreign individuals will continue to apply or be renewed in the future. If such exemption does not apply or is not renewed, and the Tax Notice is found not to apply, an individual holder of H Shares or ADSs may be subject to a 20% tax on capital gains, unless reduced by an applicable double taxation treaty.

Under the Enterprise Income Tax Law that became effective on January 1, 2008, capital gains realized by foreign enterprises which are non-resident enterprises in the PRC upon the sale of Overseas Shares are generally subject to a PRC withholding tax levied at a rate of 10%, unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. The capital gains realized by resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC, upon the sales of Overseas Shares are subject to the PRC enterprise income tax. Before the effectiveness of the new Enterprise Income Tax Law, gains realized by foreign enterprises that are holders of Overseas Shares excluding the shares held through their PRC domestic establishments were exempted from the withholding tax according to the Tax Notice. However, the effectiveness of such exemptions granted by the Tax Notice becomes uncertain in light of the provisions under the new Enterprise Income Tax Law.

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

but does not include an otherwise qualified foreign corporation that is a PFIC in the taxable year that the dividend is paid or in the prior taxable year. We believe that we will be a qualified foreign corporation so long as we are not a PFIC and we are considered eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the Treaty. Our status as a qualified foreign corporation, however, may change.

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

Subject to various limitations, any PRC tax withheld from distributions in accordance with PRC law, as limited by the Treaty, will be deductible or creditable against your United States federal income tax liability. For foreign tax credit limitation purposes, dividends paid on the H Shares or ADSs will be foreign source income, and will be treated as “passive category income” or, in the case of some U.S. holders, “general category income.” You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-United States taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H Shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such Shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale).

Sale, Exchange or Other Disposition

Upon a sale, exchange or other disposition of the H Shares or ADSs, you will recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes. Capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at a maximum rate of 15% where the property has been held more than one year. Your ability to deduct capital losses is subject to limitations. Under the Treaty, if any PRC tax is withheld from your gain on a disposition of H Shares or ADSs, such tax may be deductible or creditable against your United States federal income tax liability. You are urged to consult your tax advisors regarding the United States federal income tax consequences if PRC tax is withheld from your gain on the sale or other disposition of H Shares or ADSs, including the availability of a foreign tax credit under your particular circumstances.

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

We believe that we did not meet either of the PFIC tests in the taxable year that ended December 31, 2008 and believe that we will not meet either of the PFIC tests in current or subsequent taxable years and therefore will not be treated as a PFIC for such periods. However, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

If we were a PFIC in any taxable year that you held the H Shares or ADSs, you generally would be subject to special rules with respect to “excess distributions” made by us on the H Shares or ADSs and with respect to gain from your disposition of the H Shares or ADSs. An “excess distribution” generally is defined as the excess of the distributions you receive with respect to the H Shares or ADSs in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years or your holding period for the H Shares or ADSs. Generally, you would be required to allocate any excess distribution or gain from the disposition of the H Shares or ADSs ratably over your holding period for the H Shares or ADSs. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest United States federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable years. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income.

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

If you own the H Shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service, or IRS, Form 8621 for each taxable year in which you recognize gain, receive distributions, or make a qualified electing fund election (as permitted) with respect to such H Shares or ADSs. We encourage you to consult your own tax advisor concerning the United States federal income tax consequences of holding the H Shares or ADSs that would arise if we were considered a PFIC.

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

Interest Rate Risk

Our interest risk exposure arises from changing interest rates. The tables below provide information about our financial instruments including various debt obligations that are sensitive to changes in interest rates. The tables present principal cash flows and related weighted-average interest rates at expected maturity dates. Weighted-average variable rates are based on effective rates as of December 31, 2006, 2007 and 2008. The information is presented in Renminbi equivalents, our reporting currency.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi. However, a portion of our RMB revenues are converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported equipment, crude oil and other materials. Foreign currency payments for imported equipment represented 33.6%, 13.6% and 5.8% of our total payments for equipment in 2006, 2007 and 2008 respectively. Foreign currency payments for imported crude oil and other materials represented 5.5% , 1.9% and 2.8% of our total payments for materials in 2006, 2007 and 2008 respectively.

The Renminbi is not a freely convertible currency. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. The tables below provide information about our financial instruments including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The tables below summarize such information by presenting principal cash flows and related weighted-average interest rates at expected maturity dates in RMB equivalents, using the exchange rates in effect as of December 31, 2006, 2007 and 2008, respectively.

December 31, 2008

								Percentage
								to Total
	Expected Maturity Date							Long-Term	Fair
	2009	2010	2011	2012	2013	Thereafter	Total	Debt (%)	Value
	(RMB equivalent in millions, except percentages)

Long term debt
Loans in RMB
Fixed rate	2	2	—	—	—	3	7	0.02%	5
Average interest rate	0	7.47%	—	—	—	0	—	—	—
Variable rate(1)	5,220	11,351	274	20	—	6,000	22,865	59.59%	22,865
Average interest rate	6.07%	5.51%	5.84%	6.20%	—	6.26%	—	—	—

								Percentage
								to Total
	Expected Maturity Date							Long-Term	Fair
	2009	2010	2011	2012	2013	Thereafter	Total	Debt (%)	Value
	(RMB equivalent in millions, except percentages)

Loans in Euros
Fixed rate	15	17	17	16	16	126	207	0.54%	147
Average interest rate	2.11%	2.12%	2.12%	2.12%	2.12%	2.10%	—	—	—
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in United States Dollars
Fixed rate	66	37	37	37	37	416	630	1.64%	367
Average interest rate	3.88%	1.43%	1.43%	1.43%	1.43%	1.38%	—	—	—
Variable rate	63	3,826	2,805	248	254	3,132	10,328	26.92%	10,328
Average interest rate	2.36%	2.80%	2.88%	6.23%	6.15%	2.94%	—	—	—
Loans in Japanese Yen
Fixed rate	7	13	—	—	—	—	20	0.05%	19
Average interest rate	2.42%	2.42%	—	—	—	—	—	—	—
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollars
Fixed rate	171	171	171	—	—	301	814	2.12%	758
Average interest rate	9.50%	9.50%	9.50%	—	—	3.00%	—	—	—
Debentures in RMB
Fixed rate	—	—	2,000	—	1,500	—	3,500	9.12%	3,262
Average interest rate	—	—	3.76%	—	4.11%	—	—	—	—
Total	5,544	15,417	5,304	321	1,807	9,978	38,371	100.00%	37,751

December 31, 2007

								Percentage
								to Total
	Expected Maturity Date							Long-Term	Fair
	2008	2009	2010	2011	2012	Thereafter	Total	Debt (%)	Value
	(RMB equivalent in millions, except percentages)

Long term debt
Loans in RMB
Fixed rate	272	—	2	—	1	—	275	0.53%	254
Average interest rate	3.83%	—	0	—	0	—	—	—	—
Variable rate(1)	7,280	5,220	11,182	10	20	8,700	32,412	62.45%	32,412
Average interest rate	5.49%	5.07%	5.46%	6.89%	6.89%	5.84%	—	—	—
Loans in Euros
Fixed rate	16	16	16	16	16	167	247	0.48%	163
Average interest rate	2.12%	2.12%	2.12%	2.12%	2.12%	2.10%	—	—	—
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in United States Dollars
Fixed rate	137	79	45	39	39	468	807	1.56%	539
Average interest rate	5.25%	3.62%	1.44%	1.43%	1.43%	1.38%	—	—	—
Variable rate	4,234	249	2,629	77	3,431	2,867	13,487	25.99%	13,487
Average interest rate	4.92%	5.33%	5.07%	5.50%	7.40%	5.12%	—	—	—

								Percentage
								to Total
	Expected Maturity Date							Long-Term	Fair
	2008	2009	2010	2011	2012	Thereafter	Total	Debt (%)	Value
	(RMB equivalent in millions, except percentages)

Loans in Japanese Yen
Fixed rate	20	9	8	—	—	—	37	0.07%	36
Average interest rate	3.40%	2.42%	2.42%	—	—	—	—	—	—
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollars
Fixed rate	241	181	184	183	—	334	1,123	2.17%	1,123
Average interest rate	10.83%	9.50%	9.50%	9.50%	—	3.30%	—	—	—
Debentures in RMB
Fixed rate	—	—	—	2,000	—	1,500	3,500	6.75%	2,981
Average interest rate	—	—	—	3.76%	—	4.11%	—	—	—

Total	12,200	5,754	14,066	2,325	3,507	14,036	51,888	100.00%	50,995

December 31, 2006

								Percentage
								to Total
	Expected Maturity Date							Long-Term	Fair
	2007	2008	2009	2010	2011	Thereafter	Total	Debt (%)	Value
	(RMB equivalent in millions, except percentages)

Long term debt
Loans in RMB
Fixed rate	62	272	—	—	1	—	335	0.59%	320
Average interest rate	4.45%	3.83%	—	—	—	—	—	—	—
Variable rate(1)	13,740	7,280	5,220	1,142	—	7,590	34,972	61.84%	34,972
Average interest rate	5.21%	5.35%	4.64%	5.01%	—	5.07%	—	—	—
Loans in Euros
Fixed rate	17	16	16	16	16	176	257	0.45%	214
Average interest rate	2.12%	2.12%	2.12%	2.12%	2.12%	2.11%	—	—	—
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in United States Dollars
Fixed rate	568	146	73	41	41	562	1,431	2.53%	1,200
Average interest rate	7.69%	5.12%	3.96%	1.43%	1.43%	1.39%	—	—	—
Variable rate	4,697	4,198	706	297	82	3,217	13,197	23.34%	13,197
Average interest rate	5.67%	6.76%	5.95%	5.79%	4.72%	5.77%	—	—	—
Loans in British Pounds
Fixed rate	49	—	—	—	—	—	49	0.09%	47
Average interest rate	2.85%	—	—	—	—	—	—	—	—
Loans in Japanese Yen
Fixed rate	37	21	9	8			75	0.13%	78
Average interest rate	4.25%	3.40%	2.42%	2.42%	—	—	—	—	—
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—

								Percentage
								to Total
	Expected Maturity Date							Long-Term	Fair
	2007	2008	2009	2010	2011	Thereafter	Total	Debt (%)	Value
	(RMB equivalent in millions, except percentages)

Debentures in United States Dollar
Fixed Rate	205	20	—	—	781	343	1,349	2.39%	1,403
Average interest rate	13.48%	15.00%	—	—	9.50%	3.00%	—	—	—
Debentures in RMB
Fixed rate	1,388	—	—	—	2,000	1,500	4,888	8.64%	4,449
Average interest rate	4.49%	—	—	—	3.76%	4.11%	—	—	—
Total	20,763	11,953	6,024	1,504	2,921	13,388	56,553	100.00%	55,880

(1)	Due to the declining interest rates in recent years in China, the PRC government has implemented a program to adjust interest rates on certain fixed RMB loans periodically to reflect the market rates in effect published by the People’s Bank of China, or the PBOC, from time to time. As a result, these previously fixed RMB loans are categorized as variable rate loans as of December 31, 2006, 2007 and 2008. The newly adjusted rates usually become effective one year after the announcement by the PBOC. The average interest rates on these loans are calculated based on the then effective rates as of December 31, 2006, 2007 and 2008, respectively.

Commodity Price Risk

We are engaged in a wide range of petroleum-related activities. The prices of crude oil and refined products in the international market are affected by various factors such as changes in global and regional politics and economy, the demand and supply of crude oil and refined products, as well as unexpected political events and disputes with international repercussions. The domestic crude oil price is determined with reference to the international price of crude oil. On December 18, 2008, a new pricing mechanism on domestic refined products was implemented whereby the prices of domestic refined products were allowed to adjust more in line with the prices in the international crude oil market. A decline in prices of crude oil and refined products could adversely affect our financial performance. We historically have not used commodity derivative instruments to hedge the potential price fluctuations of crude oil and other refined products. We are exposed to the general price fluctuations of broadly traded oil and gas commodities.

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

Management’s Report on Internal Control over Financial Reporting

Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our company’s management, including our principal executive officer and principal financial officer, our company evaluated the effectiveness of the its internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our company’s management has concluded that its internal control over financial reporting was effective as of December 31, 2008.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of our company’s internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), our company’s independent registered public accountants, as stated in its report attached hereto.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2008, there were no changes in the company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting.

ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee is composed of three non-executive independent directors, Messrs. Franco Bernabè, Chee-Chen Tung and Cui Junhui, and one non-executive director, Wang Guoliang. See “Item 6 — Directors, Senior Management and Employees — Board Practices — Audit Committee”. Cui Junhui, our non-executive independent director has been confirmed as a “financial expert,” as defined in Item 16A of Form 20-F. In June 2006, with the consent of the audit committee, we retained COSO Chairman, Dr. Larry E Rittenberg, as the financial advisor to our audit committee to give assistance with relevant work. In April 2008, Dr. Larry E Rittenberg, resigned from the position of the financial advisor to our audit committee due to health reasons.

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

2. Next, click on “Corporate Governance Structure”.

3. Finally, click on “Code of Ethics for Senior Management” or “Code of Ethics for Employees of PetroChina Company Limited”.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) has served as PetroChina’s independent registered public accountants for each of the fiscal years in the three-year period ended December 31, 2008, for which audited financial statements appear in this annual report on Form 20-F. The auditors are elected annually at the annual general meeting of PetroChina.

The offices of PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) are located at Prince’s Building, 22nd Floor, Central, Hong Kong.

The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) to PetroChina for each of the years ended December 31, 2007 and 2008.

	December 31,
	2007	2008
	RMB	RMB
	(In millions)

Audit fees	119	95
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

Total	119	95

Audit fees consist of fees billed for the annual audit services and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit, statutory audits, and assistance with and review of documents filed with SEC.

Tax fees include fees billed for tax compliance services and the aggregate fees are less than RMB1 million for each of years ended December 31, 2007 and 2008.

Audit Committee Pre-approved Policies and Procedures

Currently, all non-audit services to be provided by our independent registered public accountants, PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), must be approved by our audit committee.

During 2008, services relating to all audit-related fees provided to us by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) were approved by our audit committee in accordance with the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D — EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

We rely on an exemption contained in paragraph (b)(1)(iv)(D) of Rule 10A-3 under the Securities and Exchange Act of 1934, as amended, from the New York Stock Exchange listing requirement that each member of the audit committee of a listed issuer must be independent. Our single non-independent audit committee member, who is a representative of CNPC, has only observer status on the audit committee of our board of directors and is not an executive officer of our company, which qualifies us for the exemption from the independence requirements available under paragraph (b)(1)(iv)(D) of Rule 10A-3. See “Item 6 — Directors, Senior Management and Employees — Board Practice — Audit Committee.” We believe our reliance on this exemption does not have any adverse effect on the ability of our audit committee to act independently.

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F — CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G — CORPORATE GOVERNANCE

We are incorporated under the laws of the People’s Republic of China, or the PRC, with A shares publicly traded on the Shanghai Stock Exchange, or the SSE and H shares publicly traded on the Hong Kong Stock Exchange, or the HKSE and American Deposit Shares representing H shares on the NYSE. As a result, our corporate governance framework is subject to the mandatory provisions of the PRC Company Law and the Corporate Governance Rules as well as the securities laws, regulations and the listing rules of Hong Kong and the United States.

The following discussion summarizes the significant differences between our corporate governance practices and those that would apply to a U.S. domestic issuer under the NYSE corporate governance rules.

Director Independence

Under the NYSE corporate governance rule 303A.01, a listed company must have a majority of independent directors on its board of directors. A company of which more than 50% of the voting power is held by an individual, a group or another company, or a controlled company, is not required to comply with this requirement. We are not required under the PRC Company Law and the Rules Governing the Listing of Securities on the Stock Exchange Hong Kong Limited, or the HKSE Listing Rules to have a majority of independent directors on our board of directors. Currently, five of our fourteen directors are independent non-executive directors.

Under the NYSE corporate governance rule 303A.03, the non-management directors of a listed company must meet at regularly scheduled executive sessions without management. There are no mandatory requirements under the PRC Company Law and the HKSE Listing Rules that a listed company should hold, and we currently do not hold, such executive sessions.

Nominating/Corporate Governance Committee

Under the NYSE corporate governance rule 303A.04, a listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties, but a controlled company is not required to comply with this requirement. We are not required under the PRC Company Law and the HKSE Listing Rules to have, and we do not currently have, a nominating/corporate governance committee.

Compensation Committee

Under the NYSE corporate governance rule 303A.05, a listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. A controlled company is not required to comply with this requirement. We are not required under the PRC Company Law to have a compensation committee. Under the Corporate Governance Code of the HKSE Listing Rules, a listed company must have a remuneration committee composed of a majority of independent non-executive directors, with a written terms of references that covers certain minimum specified duties.

We currently do not have a compensation committee composed entirely of independent directors. However, we have an evaluation and remuneration committee including a majority of independent non-executive directors.

Corporate Governance Guidelines

Under the NYSE corporate governance rule 303A.09, a listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects. We are not required under the PRC Company Law and the HKSE Listing Rules to have, and we do not currently have, formal corporate governance guidelines.

However, we have the Articles of Association, a Manual of Board of Directors and a Trial Implementation Rules for Compensation of Senior Management that address the following subjects:

•	director qualification standards and responsibilities;

•	key board committee responsibilities;

•	director compensation; and

•	director orientation and continuing education

In addition, under the HKSE Listing Rules, we are expected to comply with, but may choose to deviate from, certain code provisions in the Corporate Governance Code of the Listing Rules which sets forth the principles and standards of corporate governance for listed companies. Pursuant to the HKSE Listing Rules, if we choose to deviate from any code provisions of the Corporate Governance Code, we must disclose such deviations in our annual report.

Code of Business Conduct and Ethics

Under the NYSE corporate governance rule 303A.10, a listed company must adopt and disclose its code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We adopted our code of business conduct and ethics for senior management on March 23, 2004 and have disclosed the content of this code on our website and in the annual report on Form 20-F for the fiscal year ended December 31, 2003. In addition, we adopted our code of business conduct and ethics for employees on March 2, 2005 and have disclosed the content of this code on our website. We are not required under the PRC Company Law and the HKSE Listing Rules to have, and we do not currently have, a code of business conduct and ethics for directors. However, pursuant to the HKSE Listing Rules, all of our directors must comply with the Model Code for Securities Transactions by Directors of Listed Companies (the “Model Code”) as set out in the Listing Rules. The Model Code sets forth required standards with which the directors of a listed company must comply in securities transactions of the listed company.

Certification Requirements

Under the NYSE corporate governance rule 303A.12(a), each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. Our CEO is not required under the PRC Company Law and the HKSE Listing Rules to submit, and our CEO does not currently submit, such certification.

PART III

ITEM 17 — FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18 — FINANCIAL STATEMENTS

See page F-1 to F-62 following Item 19.

ITEM 19 — EXHIBITS

(a) See Item 18 for a list of the financial statements as part of this annual report.

(b) Exhibits to this annual report.

Exhibit
Number	Description of Exhibits

1.1	Articles of Association (as amended) (English translation)(5)
1.2	Articles of Association (as amended on May 15, 2008) (English translation)(5)
4.1	2009 Management Performance Contract (English Translation)
4.2	Risk Operation Service Business Assets Transfer Agreement, dated August 23, 2007, between CNPC and PetroChina (English Translation)(5)
4.3	Capital Injection Agreement Concerning CNPC Exploration and Development Company Limited, dated December 27, 2007, among CNODC, CNPC E&D and PetroChina (English Translation)(5)
4.4	Annual Crude Oil Mutual Supply Framework Agreement, dated December 19, 2008, between China Petroleum and Chemical Corporation and PetroChina (English translation)
4.5	Second Supplemental Agreement to Comprehensive products and Services Agreement, dated September 1, 2005, between CNPC and PetroChina (English translation)(2)
4.6	Supplementary Agreement to Comprehensive Products and Services Agreement, dated June 9, 2005, between CNPC and PetroChina (English Translation)(3)
4.7	Form of Non-competition Agreement between CNPC and PetroChina (together with English translation)(4)
4.8	Form of Comprehensive Products and Services Agreement between CNPC and PetroChina (together with English translation)(4)
4.9	Form of Land Use Rights Leasing Contract between CNPC and PetroChina (together with English translation)(4)
4.10	Form of Buildings Leasing Contract between CNPC and PetroChina (together with English translation)(4)
4.11	Form of Trademark Licensing Contract between CNPC and PetroChina (together with English translation)(4)
4.12	Form of Patent and Know-how Licensing Contract between CNPC and PetroChina (together with English translation)(4)
4.13	Form of Computer Software Licensing Contract between CNPC and PetroChina (together with English translation)(4)
4.14	Form of Contract for Transfer of Rights under Production Sharing Contracts between CNPC and PetroChina (together with English translation)(4)
4.15	Form of Guarantee of Debts Contract between CNPC and PetroChina (together with English translation)(4)
4.16	Form of Contract for the Supervision of Certain Sales Enterprises between CNPC and PetroChina (together with English translation)(4)
4.17	Form of Agreement for Transfer of Rights and Interests under the Crude Oil Premium and Discount Calculation Agreement between China Petrochemical Corporation, CNPC and PetroChina (together with English translation)(4)
4.18	Form of Agreement for the Transfer of Rights and Interests under the Retainer Contracts relating to Oil Exploration and Exploitation in Lengjiapu Area, Liaohe Oil Region and No. 9.1-9.5 Areas, Karamay Oil Field (together with English translation)(4)
4.19	Share Purchase Agreement in respect of the shares of PetroKazakhstan, dated August 23, 2006, between Pervinage Holding B.V. (a wholly owned subsidiary of CNPC E&D) and 819 Luxembourg S. a r. l. (an indirect wholly owned subsidiary of CNPC)(1)
4.20	Inspection and Maintenance Business Equity and Assets Transfer Agreement, dated April 28, 2008, between CNPC and Petrochina (English translation)
4.21	Assets Transfer Agreement, date June 10, 2008, between Petrochina and CNPC (English translation)
4.22	Agreement for the Sale and Purchase of Shares in Sun World Limited, dated August 27, 2008, among Petrochina, CNPC and China Petroleum Hong Kong (Holding) Limited (English translation)
4.23	Form of Risk Operation Service Business Assets Transfer Agreements, dated August November 19, 2008, among six branch companies of Petrochina and six subordinate enterprises of CNPC (English translation)

Exhibit
Number	Description of Exhibits

4.24	Equity Interests Transfer Agreement, dated May 15, 2009, between PetroChina Kunlun Gas Limited and China Petroleum Pipeline Bureau; Form of Equity Interests Transfer Agreements, dated May 15, 2009, between PetroChina Kunlun Gas Limited and China Huayou Group Corporation; Assets Transfer Agreement, dated May 15, 2009, between PetroChina Kunlun Gas Limited and China Huayou Group Corporation (English translation)
8.1	List of major subsidiaries
12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	Code of Ethics for Senior Management(3)
16.2	Code of Ethics for Employees(3)

(1)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 1-15006) filed with the Commission.

(2)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-15006) filed with the Commission.

(3)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-15006) filed with the Commission.

(4)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11566) filed with the Commission, as declared effective on March 29, 2000.

(5)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 1-15006) filed with the Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROCHINA COMPANY LIMITED

/s/  Li Huaiqi

Name:	Li Huaiqi
Title:	Secretary to Board of Directors

Date: May 26, 2009

Management’s Report on Internal Control over Financial Reporting

Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our company’s management, including our principal executive officer and principal financial officer, our company evaluated the effectiveness of its internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our company’s management has concluded that its internal control over financial reporting was effective as of December 31, 2008.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of our company’s internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), our company’s independent registered public accountant, as stated in its report included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of PetroChina Company Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in equity and of cash flows (“consolidated financial statements”) present fairly, in all material respects, the financial position of PetroChina Company Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, May 12, 2009

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2006, 2007 and 2008
(Amounts in millions)

		Year Ended December 31,
		2006	2007
	Notes	(Note 35)	(Note 35)	2008
		RMB	RMB	RMB

REVENUES
Sales and other operating revenues		690,512	836,353	1,071,146

OPERATING EXPENSES
Purchases, services and other		(269,301)	(369,219)	(562,122)
Employee compensation costs	6	(39,292)	(50,863)	(62,065)
Exploration expenses, including exploratory dry holes		(18,827)	(20,956)	(21,879)
Depreciation, depletion and amortization		(62,155)	(67,274)	(94,603)
Selling, general and administrative expenses		(43,402)	(52,257)	(59,457)
Taxes other than income taxes	7	(57,208)	(73,792)	(124,115)
Other (expenses)/incomes, net		(430)	(1,221)	12,395

TOTAL OPERATING EXPENSES		(490,615)	(635,582)	(911,846)

INCOME FROM OPERATIONS		199,897	200,771	159,300

FINANCE COSTS
Exchange gain		2,028	1,808	1,774
Exchange loss		(1,756)	(2,559)	(2,855)
Interest income		2,148	2,099	2,274
Interest expense	8	(3,273)	(3,604)	(2,963)

TOTAL NET FINANCE COSTS		(853)	(2,256)	(1,770)

INCOME FROM EQUITY AFFILIATES AND JOINTLY CONTROLLED ENTITIES	18	1,706	6,442	4,299

INCOME BEFORE INCOME TAXES		200,750	204,957	161,829
INCOME TAXES	9	(50,602)	(49,781)	(35,178)

INCOME FOR THE YEAR		150,148	155,176	126,651

ATTRIBUTABLE TO:
EQUITY HOLDERS OF THE COMPANY		143,511	146,750	114,431
MINORITY INTEREST		6,637	8,426	12,220

		150,148	155,176	126,651

BASIC AND DILUTED NET INCOME PER SHARE FOR INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY DURING THE YEAR (RMB)	10	0.80	0.82	0.63

NUMBER OF SHARES	10	179,021	179,700	183,021

DIVIDENDS
Interim dividends declared during the year	11	36,307	36,823	24,127
Final dividends proposed after the balance sheet date	11	27,694	28,708	27,367

		64,001	65,531	51,494

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
As of December 31, 2007 and 2008
(Amounts in millions)

		At December 31,
		2007
	Notes	(Note 35)	2008
		RMB	RMB

ASSETS
CURRENT ASSETS
Cash and cash equivalents	12	68,652	32,944
Time deposits with maturities over three months but within one year		18,885	10,425
Notes receivable	13	4,735	4,314
Accounts receivable	14	18,565	16,756
Inventories	15	88,496	90,670
Prepaid expenses and other current assets	16	36,216	69,364

TOTAL CURRENT ASSETS		235,549	224,473
NON-CURRENT ASSETS
Property, plant and equipment, less accumulated depreciation, depletion and amortization	17	765,933	898,909
Investments in equity affiliates and jointly controlled entities	18	26,219	28,886
Available-for-sale financial assets	19	2,699	2,022
Advance operating lease payments	20	23,434	26,201
Intangible and other assets	21	8,488	10,677
Deferred tax assets	25	305	496
Time deposits with maturities over one year		5,053	2,510

TOTAL NON-CURRENT ASSETS		832,131	969,701

TOTAL ASSETS		1,067,680	1,194,174

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term debts	23	30,934	92,761
Accounts payable and accrued liabilities	22	145,393	156,390
Income taxes payable		11,762	1,262
Other taxes payable		11,133	13,924

TOTAL CURRENT LIABILITIES		199,222	264,337
NON-CURRENT LIABILITIES
Long-term debts	23	39,688	32,827
Other long-term obligations		1,035	1,162
Asset retirement obligations	24	24,761	36,262
Deferred tax liabilities	25	20,874	12,460

TOTAL NON-CURRENT LIABILITIES		86,358	82,711

TOTAL LIABILITIES		285,580	347,048

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
A shares	26	161,922	161,922
H shares	26	21,099	21,099

Share capital, issued and outstanding, RMB1.00 Par value	26	183,021	183,021
Retained earnings		333,779	378,600
Capital reserve	27	53,362	53,362
Revaluation reserve	27	79,946	79,946
Statutory Common Reserve Fund	27	102,696	115,466
Special Reserve — Safety Fund Reserve	27	3,536	6,750
Currency translation differences	27	(1,545)	(2,717)
Other reserves	27	(16,591)	(23,590)
MINORITY INTEREST		43,896	56,288

TOTAL EQUITY		782,100	847,126

TOTAL LIABILITIES AND EQUITY		1,067,680	1,194,174

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006, 2007 and 2008
(Amounts in millions)

		Year Ended December 31,
		2006	2007
	Notes	(Note 35)	(Note 35)	2008
		RMB	RMB	RMB

CASH FLOWS FROM OPERATING ACTIVITIES
Income for the year		150,148	155,176	126,651
Adjustments for:
Income taxes	9	50,602	49,781	35,178
Depreciation, depletion and amortization		62,155	67,274	94,603
Capitalized exploratory costs charged to expense	17	9,494	9,161	10,341
Income from equity affiliates and jointly controlled entities		(1,706)	(6,442)	(4,299)
Allowance for doubtful receivables, net	14, 16	(316)	(2,321)	1
Write down in inventories, net		140	55	8,593
Impairment of available-for-sale financial assets, net		32	—	30
Impairment of investments in equity affiliates and jointly controlled entities		—	5	29
Loss on disposal of property, plant and equipment		1,753	1,808	2,596
Loss/(Gain) on disposal of intangible and other assets		192	(2)	19
(Gain)/Loss on disposal of equity affiliates and jointly controlled entities	18	(10)	(320)	3
Gain on disposal of available-for-sale financial assets	19	(3)	(142)	(5)
Gain on disposal of a subsidiary		—	—	(259)
Dividend income		(210)	(126)	(251)
Interest income		(2,148)	(2,099)	(2,274)
Interest expense	8	3,273	3,604	2,963
Advance payments on long-term operating leases		(5,694)	(4,803)	(4,675)
Changes in working capital:
— accounts receivable and prepaid expenses and other current assets		(1,797)	(16,051)	(26,767)
— inventories		(13,448)	(12,041)	(10,771)
— accounts payable and accrued liabilities		4,667	19,844	(5,685)

CASH FLOWS GENERATED FROM OPERATIONS		257,124	262,361	226,021
Interest received		2,076	2,072	2,362
Interest paid		(3,753)	(4,163)	(3,984)
Income taxes paid		(54,755)	(55,027)	(53,893)

NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		200,692	205,243	170,506

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
For the Years Ended December 31, 2006, 2007 and 2008
(Amounts in millions)

		Year Ended December 31,
		2006	2007
	Notes	(Note 35)	(Note 35)	2008
		RMB	RMB	RMB

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures		(131,186)	(173,268)	(215,416)
Acquisition of equity affiliates and a jointly controlled entity		(1,173)	(1,903)	(3,619)
Acquisition of available-for-sale financial assets		(62)	(328)	(23)
(Acquisition)/Consolidation of PetroKazakhstan Inc.		(21,376)	1,542	—
Net proceeds of investments in collateralized loans with maturities not greater than three months		235	—	—
Acquisition of intangible assets and other non-current assets		(3,064)	(3,378)	(3,909)
Purchase of minority interest		(4,735)	(178)	(177)
Acquisition of Sun World Limited	35	—	—	(6,693)
Repayment of capital by equity affiliates and jointly controlled entities		99	6,618	—
Proceeds from disposal of property, plant and equipment		378	1,014	435
Proceeds from disposal of equity affiliates and jointly controlled entities		69	1,033	67
Proceeds from disposal of subsidiaries		—	—	535
Proceeds from disposal of available-for-sale financial assets		4	276	52
Proceeds from disposal of intangible and other non-current assets		2	—	37
Dividends received		1,325	1,111	4,095
(Increase)/Decrease in time deposits with maturities over three months		(1,290)	(18,025)	10,669

NET CASH FLOWS USED FOR INVESTING ACTIVITIES		(160,774)	(185,486)	(213,947)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term debts		(29,343)	(33,183)	(83,841)
Repayments of long-term debts		(18,552)	(24,218)	(14,196)
Dividends paid to minority interest		(1,660)	(4,829)	(2,738)
Dividends paid to equity holders of the Company	11	(68,589)	(64,517)	(52,835)
Dividends paid to Sun World Limited equity holder from Sun World Limited pre-acquisition		—	—	(791)
Issuance of A shares	26	—	66,243	—
Increase in short-term debts		30,183	36,842	152,768
Increase in long-term debts		14,877	20,650	4,472
Capital contribution from minority interest		1,492	1,349	8,768
Capital reduction of subsidiaries		—	—	(3,754)
(Decrease)/Increase in other long-term obligations		(51)	33	(8)

NET CASH FLOWS USED FROM /(FOR) FINANCING ACTIVITIES		(71,643)	(1,630)	7,845

TRANSLATION OF FOREIGN CURRENCY		(416)	(221)	(112)

(Decrease)/Increase in cash and cash equivalents		(32,141)	17,906	(35,708)
Cash and cash equivalents at beginning of the year	12	82,887	50,746	68,652

Cash and cash equivalents at end of the year	12	50,746	68,652	32,944

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2006, 2007 and 2008
(Amounts in millions)

					Minority	Total
	Attributable to Equity Holders of the Company				Interest	Equity
	Share	Retained
	Capital	Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB

Balance at December 31, 2005	179,021	203,812	132,556	515,389	28,278	543,667

Acquisition of Sun World Limited (Note 35)	—	2,471	81	2,552	101	2,653

Balance at January 1, 2006	179,021	206,283	132,637	517,941	28,379	546,320

Fair value loss from available-for-sale financial assets	—	—	(1)	(1)	(1)	(2)
Currency translation differences	—	—	(283)	(283)	(294)	(577)

Net loss recognized directly in equity	—	—	(284)	(284)	(295)	(579)
Income for the year ended December 31, 2006	—	143,511	—	143,511	6,637	150,148

Total recognized income/(loss) for 2006	—	143,511	(284)	143,227	6,342	149,569

Transfer to reserves	—	(13,355)	13,355	—	—	—
Final dividends for 2005	—	(32,282)	—	(32,282)	—	(32,282)
Interim dividends for 2006 (Note 11)	—	(36,307)	—	(36,307)	—	(36,307)
Dividends to minority interest	—	—	—	—	(1,654)	(1,654)
Purchase from minority interest of listed subsidiaries (Note 35)	—	—	(2,156)	(2,156)	(2,579)	(4,735)
Capital contribution from minority interest	—	—	—	—	1,492	1,492
Other	—	—	—	—	(231)	(231)

Balance at December 31, 2006	179,021	267,850	143,552	590,423	31,749	622,172

Fair value gain from available-for-sale financial assets	—	—	286	286	22	308
Currency translation differences	—	—	(938)	(938)	(914)	(1,852)

Net loss recognized directly in equity	—	—	(652)	(652)	(892)	(1,544)
Income for the year ended December 31, 2007	—	146,750	—	146,750	8,426	155,176

Total recognized income/(loss) for 2007	—	146,750	(652)	146,098	7,534	153,632

Transfer to reserves (Note 27)	—	(12,768)	12,768	—	—	—
Special Reserve — Safety Fund Reserve (Note 27)		(3,536)	3,536	—	—	—
Final dividend for 2006 (Note 11)	—	(27,694)	—	(27,694)	—	(27,694)
Interim dividend for 2007 (Note 11)	—	(36,823)	—	(36,823)	—	(36,823)
Dividends to minority interest	—	—	—	—	(4,823)	(4,823)
Purchase from minority interest of subsidiaries (Note 35)	—	—	(113)	(113)	(65)	(178)
Issuance of A shares	4,000	—	62,243	66,243	—	66,243
Consolidation of PetroKazakhstan Inc.	—	—	—	—	8,101	8,101
Capital contribution from minority interest	—	—	—	—	1,349	1,349
Other	—	—	70	70	51	121

Balance at December 31, 2007	183,021	333,779	221,404	738,204	43,896	782,100

Fair value loss from available-for-sale financial assets	—	—	(237)	(237)	(36)	(273)
Currency translation differences	—	—	(1,172)	(1,172)	(1,504)	(2,676)

Net loss recognized directly in equity	—	—	(1,409)	(1,409)	(1,540)	(2,949)
Income for the year ended December 31, 2008	—	114,431	—	114,431	12,220	126,651

Total recognized income/(loss) for 2008	—	114,431	(1,409)	113,022	10,680	123,702

Transfer to reserves (Note 27)	—	(12,770)	12,770	—	—	—
Special Reserve — Safety fund reserve (Note 27)	—	(3,214)	3,214	—	—	—
Final dividends for 2007 (Note 11)	—	(28,708)	—	(28,708)	—	(28,708)
Interim dividends for 2008 (Note 11)	—	(24,127)	—	(24,127)	—	(24,127)
Dividends to Sun World Limited equity holder from Sun World Limited pre-acquisition	—	(791)	—	(791)	—	(791)
Dividends to minority interest	—	—	—	—	(2,776)	(2,776)
Capital reduction of subsidiaries	—	—	(61)	(61)	(3,693)	(3,754)
Acquisition of Sun World Limited (Note 35)	—	—	(6,693)	(6,693)	—	(6,693)
Purchase of minority interest in subsidiaries	—	—	(17)	(17)	(160)	(177)
Capital contribution from minority interest	—	—	—	—	8,768	8,768
Disposal of subsidiaries	—	—	—	—	(429)	(429)
Other	—	—	9	9	2	11

Balance at December 31, 2008	183,021	378,600	229,217	790,838	56,288	847,126

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

A subsidiary is consolidated from the date on which control is transferred to the Group and is no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries except for business combinations under common control. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of income.

An acquisition of a business which is a business combination under common control is accounted for in a manner similar to a uniting of interests whereby the assets and liabilities acquired are accounted for at carryover predecessor values to the other party to the business combination with all periods presented as if the operations of the Group and the business acquired have always been combined. The difference between the consideration paid by the Group and the net assets or liabilities of the business acquired is adjusted against equity.

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

(b)  Investments in equity affiliates

Equity affiliates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in equity affiliates are accounted for by the equity method of accounting in the consolidated financial statements of the Group and are initially recognized at cost. Under this method of accounting the Group’s share of the post-acquisition income or losses of equity affiliates is recognized in the consolidated statements of income and its share of post-acquisition movements in reserves is recognized in consolidated reserves. The cumulative post-acquisition movements are adjusted against the carrying amounts of the investments. When the Group’s share of losses in an equity affiliate equals or exceeds its interest in the equity affiliate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the equity affiliate. Unrealised gains on transactions between the Group and its equity affiliates are eliminated to the extent of the Group’s interest in the equity affiliates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in equity affiliates includes goodwill identified on acquisition, net of any accumulated loss and is tested for impairment as part of the overall balance. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired equity affiliate at the date of acquisition.

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

(d)  Transactions with minority interest

The Group applies a policy of treating transactions with minority interests as transactions with equity participants of the Group. Gains and losses resulting from disposals to minority interests are recorded in equity. The differences between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired, resulting from the purchase from minority interests, are recorded in equity.

(e)  Foreign currencies

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Most assets and operations of the Group are located in the PRC (Note 34), and the functional currency of the Company and most of the consolidated subsidiaries is the Renminbi (“RMB”). The consolidated financial statements are presented in the presentation currency of RMB.

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

For the Group entities that have a functional currency different from the Group’s presentation currency, assets and liabilities for each balance sheet presented are translated at the closing rate at the balance sheet date. Income and expenses for each income statement presented are translated at the average exchange rates for each period and the resulting exchange differences are recognized as a separate component of equity.

(f)  Property, plant and equipment

Property, plant and equipment, including oil and gas properties (Note 3(g)), are recorded at cost less accumulated depreciation, depletion and amortization. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at revalued amounts. Revaluations are performed by independent qualified valuers on a periodic basis.

In the intervening years between independent revaluations, the directors review the carrying values of the property, plant and equipment and adjustments are made if the carrying values differ materially from their respective fair values.

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

The Group uses the following useful lives for depreciation purposes:

Buildings	8-40 years
Equipment and Machinery	4-30 years
Motor vehicles	4-14 years
Other	5-12 years

No depreciation is provided on construction in progress until the assets are completed and ready for use.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

Interest and other costs on debts to finance the construction of property, plant and equipment are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Costs for repairs and maintenance activities are expensed as incurred except for costs of components that result in improvements or betterments which are capitalized as part of property, plant and equipment and depreciated over their useful lives.

(g)  Oil and gas properties

The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalized. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalized as construction in progress pending determination of whether the wells find proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil and gas properties and are subject to impairment review (Note 3(f)). For exploratory wells that are found to have economically viable reserves in areas where major capital expenditure will be required before production can commence, the related well costs remain capitalized only if additional drilling is under way or firmly planned. Otherwise the related well costs are expensed as dry holes. The Group does not have any significant costs of unproved properties capitalized in oil and gas properties.

The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

The cost of oil and gas properties is amortized at the field level based on the unit of production method. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group’s production licenses. The Group’s oil and gas reserves estimates include only crude oil and condensate and natural gas which management believes can be reasonably produced within the current terms of these production licenses.

(h)  Intangible assets

Expenditures on acquired patents, trademarks, technical know-how and licenses are capitalized at historical cost and amortized using the straight-line method over their useful lives, generally less than 10 years. Intangible assets are not subsequently revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount and is recognized in the consolidated statements of income. The recoverable amount is measured as the higher of fair value less costs to sell and value in use which is the estimated net present value of future cash flows to be derived from the asset.

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

(i)  Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. The Group’s loans and receivables comprise accounts receivable, notes receivable, other receivables, time deposits and cash and cash equivalents. The recognition methods for loans and receivables are disclosed in the respective policy notes.

(ii)  Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories; these are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. The Group’s available-for-sale financial assets primarily comprise unquoted equity instruments.

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

(k)  Related parties

Related parties include CNPC and its subsidiaries, other state-controlled enterprises and their subsidiaries directly or indirectly controlled by the PRC government, corporations which the Company is able to control , jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members.

Transactions with related parties do not include those with providers of public utilities (including electricity, telecommunications and postal services) and government departments and agencies which are conducted in the ordinary course of business at arm’s length market prices.

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

(m)  Accounts receivable

Accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision made for impairment of these receivables. Such provision for impairment is established if there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. The factors the Group considers when assessing whether an account receivable is impaired include but are not limited to significant financial difficulties of the customer, probability that the debtor will enter bankruptcy or financial reorganization and default or delinquency in payments. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

(n)  Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits held with banks and highly liquid investments with original maturities of three months or less from the time of purchase.

(o)  Accounts payable

Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(p)  Debts

Debts are recognized initially at fair value, net of transaction costs incurred. In subsequent periods, debts are stated at amortized cost using the effective yield method. Any difference between proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of income over the period of the debts.

Debt costs are recognized as an expense in the period in which they are incurred except for the portion eligible for capitalization as part of qualifying property, plant and equipment.

Debts are classified as current liabilities unless the Group has unconditional rights to defer settlements of the liabilities for at least 12 months after the balance sheet date.

(q)  Taxation

The Company has obtained approval from the State Administration for Taxation to report taxable income on a consolidated basis.

Deferred tax is provided in full, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred tax is determined using tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply to the period when the related deferred tax asset is realised or deferred tax liability is settled.

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

The Group also incurs various other taxes and levies that are not income taxes. “Taxes other than income taxes”, which form part of operating expenses, primarily comprise a special levy on domestic sales of crude oil (Note 7), consumption tax, resource tax, urban construction tax, education surcharges and business tax.

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

Provision for future decommissioning and restoration is recognized in full on the installation of oil and gas properties. The amount recognized is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than due to passage of time which is regarded as interest expense, is reflected as an adjustment to the provision and oil and gas properties.

(t)  Research and development

Research expenditure incurred is recognized as an expense. Costs incurred on development projects are recognized as intangible assets to the extent that such expenditure is expected to generate future economic benefits.

(u)  Retirement benefit plans

The Group contributes to various employee retirement benefit plans organised by PRC municipal and provincial governments under which it is required to make monthly contributions to these plans at prescribed rates for its employees in China. The relevant PRC municipal and provincial governments undertake to assume the retirement benefit obligations of existing and future retired employees of the Group in China. The Group has similar retirement benefit plans for its employees in its overseas operations. Contributions to these PRC and overseas plans are charged to expense as incurred. In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

The Group currently has no additional material obligations outstanding for the payment of retirement and other post-retirement benefits of employees in the PRC or overseas other than those described above.

(v)  Share-based compensation — Share appreciation rights

Compensation under the share appreciation rights is measured based on the fair value of the liability incurred and is expensed over the vesting period. The liability is remeasured at each balance sheet date to its fair value until settlement with all the changes in liability recorded in employee compensation costs in the consolidated statements of income; the related liability is included in the salaries and welfare payable.

(w)  New accounting developments

IAS 19 (Amendment), ‘Employee benefits’ clarifies that the distinction between short-term and long-term employee benefits will be based on whether benefits are due to be settled within or after 12 months of employee service being rendered. IAS 19 (Amendment) is effective from 1 January 2009 and the Group will apply IAS 19 (Amendment) from 1 January 2009, but it is not expected to have any significant impact on the consolidated financial statements.

IAS 27 (Revised), ‘Consolidated and separate financial statements’ requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. IAS 27 (Revised) also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognized in profit or loss. IAS 27 (Revised) is effective for annual periods commencing on or after 1 July 2009 and the Group is currently evaluating the impact of IAS 27 (Revised) on the Group’s financial statements.

IAS 27 (Amendment), ‘Consolidated and separate financial statements’ removes the definition of the cost method and replaces it with a requirement to present dividends as income in the separate financial statements of the investor. IAS 27 (Amendment) is effective from 1 January 2009 and the Group will apply IAS 27 (Amendment) from 1 January 2009, but it is not expected to have any significant impact on the consolidated financial statements.

IAS 28 (Amendment), ‘Investments in associates’ requires an investment in an associate be treated as a single asset for the purposes of impairment testing and any impairment loss is not allocated to specific assets included within the investment, for example, goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. IAS 28 (Amendment) is effective from 1 January 2009 and the Group will apply IAS 28 (Amendment) from 1 January 2009, but it is not expected to have any significant impact on the consolidated financial statements.

IAS 36 (Amendment), ‘Impairment of assets’ requires that where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made. IAS 36 (Amendment) is effective from 1 January 2009 and the Group will apply IAS 36 (Amendment) from 1 January 2009, but it is not expected to have any significant impact on the consolidated financial statements.

IAS 38 (Amendment), ‘Intangible assets’ requires a prepayment only be recognized in the event that payment has been made in advance of obtaining right of access to goods or receipt of services. IAS 38 (Amendment) is effective from 1 January 2009 and the Group will apply IAS 38 (Amendment) from 1 January 2009, but it is not expected to have any significant impact on the consolidated financial statements.

IFRS 3 (Revised), ‘Business combinations’ continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair vale or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

All acquisition-related costs should be expensed. IFRS 3 (Revised) is effective for annual periods commencing on or after 1 July 2009 and the Group is currently evaluating the impact of IFRS 3 (Revised) on the Group’s financial statements.

IFRS 5 (Amendment), ‘Non-current assets held for sale and discontinued operations’ clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if a partial disposal plan results in loss of control, and relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. IFRS 5 (Amendment) is effective for annual periods commencing on or after 1 July 2009 and the Group is currently evaluating the impact of IFRS 5 (Amendment) on the Group’s financial statements.

4  FINANCIAL RISK AND CAPITAL MANAGEMENT

4.1  Financial risk factors

The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.

(a)  Market risk

(i)  Foreign exchange risk

The Group conducts its business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. The Group did not enter into material hedge contracts to hedge against its foreign exchange rate risk during the current year.

(ii)  Interest rate risk

The Group has no significant interest rate risk on interest-bearing assets.

The Group’s exposure to interest rate risk arises from its debts. The Group’s debts at floating rates expose the Group to cash flow interest rate risk and its debts at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s debts, together with their respective interest rates and maturity dates, is included in Note 23.

(iii)  Price risk

The Group is engaged in a wide range of petroleum-related activities. Prices of crude oil and petroleum products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group. The Group did not use commodity derivative instruments to hedge against potential price fluctuations of crude oil or petroleum products during the current year.

(b)  Credit risk

Credit risk arises from cash and time deposits with banks and credit exposure to customers with outstanding receivable balances.

A substantial portion of the Group’s cash at bank and time deposits are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

The Group has controls in place to assess the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The Group’s accounts receivable balances over 3 years has been substantially provided for and accounts receivable balances within one year are generally neither past due nor impaired. The Group’s accounts receivable balances that are neither past due nor impaired are with customers with no recent history of default.

The carrying amounts of cash and time deposits placed with banks, accounts receivable, other receivables and notes receivable included in the consolidated balance sheet represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.

The Group has no significant concentration of credit risk.

(c)  Liquidity risk

The Group’s liquidity risk management involves maintaining sufficient cash and cash equivalents and availability of funding through an adequate amount of committed credit facilities.

Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.

Analysis of the Group’s financial liabilities based on the remaining period at the balance sheet date to the contractual maturity dates are presented in Note 23.

4.2  Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for equity holders and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term debts.

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing debts/ (interest-bearing debts + total equity).

The gearing ratio at December 31, 2008 was 12.9% (2007: 8.3%).

4.3  Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2008 and 2007 are disclosed in the respective accounting policies.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

(a)  Estimation of oil and natural gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortization recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortization charges (assuming constant production) and reduce net income. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans.

(b)  Estimation of impairment of property, plant and equipment

Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans. Favourable changes to some assumptions may allow the Group to avoid the need to impair any assets in these years, whereas unfavourable changes may cause the assets to become impaired.

(c)  Estimation of asset retirement obligations

Provision is recognized for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognized are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc.. In addition to these factors, the present value of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

6  EMPLOYEE COMPENSATION COSTS

	Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Wages, salaries and allowances	26,752	32,798	38,933
Social security costs	12,540	18,065	23,132

	39,292	50,863	62,065

Social security costs mainly represent contributions to funds for staff welfare organized by the PRC municipal and provincial governments and others including contribution to the retirement benefit plans. (Note 28).

7  TAXES OTHER THAN INCOME TAXES

Taxes other than income taxes include RMB28,988, RMB44,662 and RMB85,291 for the years ended December 31, 2006, 2007 and 2008 of special levy which is paid or payable on the portion of income realized from the sales of domestically-produced crude oil at prices above certain level.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

8  INTEREST EXPENSE

	Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Interest on loans	3,792	4,136	3,966
Accretion expense (Note 24)	796	1,202	1,746
Less: amounts capitalized	(1,315)	(1,734)	(2,749)

	3,273	3,604	2,963

Amounts capitalized are debt costs that are directly attributable to the construction of a qualifying asset. Interest rates on such capitalized debts range from 5.832% to 6.966% per annum in 2007 and 5.346% to 6.966% per annum in 2008.

9  INCOME TAXES

	Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Current taxes	51,839	48,975	43,393
Deferred taxes (Note 25)	(1,237)	806	(8,215)

	50,602	49,781	35,178

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 33% for the years ended December 31, 2006 and 2007 and 25% for 2008. Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of reduced income tax rate to 15% through the year 2010 and accelerated depreciation of certain property, plant and equipment.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

The tax on the Group’s income before income taxes differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Income before income taxes	200,750	204,957	161,829

Tax calculated at tax rates of 33% (2006 and 2007) and 25% (2008)	66,247	67,636	40,457
Prior year tax return adjustment	243	451	25
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	1,503	633	6,876
Effect of preferential tax rate	(14,280)	(17,008)	(10,895)
Effect of changes in statutory tax rates on deferred taxes	—	(3,788)	(3,134)
Tax effect of income not subject to tax	(1,193)	(2,838)	(1,358)
Tax effect of taxable items deductible not expensed	—	(2,365)	—
Tax effect of expenses not deductible for tax purposes	2,483	4,142	3,207
Tax effect of unused tax losses which had expired	—	2,918	—
Tax effect of temporary differences in relation to certain crude oil sales which no longer existed at year end	(4,401)	—	—

Income taxes	50,602	49,781	35,178

10  BASIC AND DILUTED NET INCOME PER SHARE

Basic and diluted net income per share for the year ended December 31, 2006 have been computed by dividing income for the year attributable to equity holders of the Company by the number of 179,021 million shares issued and outstanding for the year.

Basic and diluted net income per share for the year ended December 31, 2007 have been computed by dividing income for the year attributable to equity holders of the Company by the weighted average number of 179,700 million shares issued and outstanding for the year.

Basic and diluted net income per share for the year ended December 31, 2008 have been computed by dividing income for the year attributable to equity holders of the Company by the number of 183,021 million shares issued and outstanding for the year.

There are no potential dilutive ordinary shares.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

11  DIVIDENDS

	Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Interim dividends attributable to equity holders of the Company for 2006 (Note (i))	36,307	—	—
Final dividends attributable to equity holders of the Company for 2006 (Note (ii))	27,694	—	—
Interim dividends attributable to equity holders of the Company for 2007 (Note (iii))	—	36,823	—
Final dividends attributable to equity holders of the Company for 2007 (Note (iv))	—	28,708	—
Interim dividends attributable to equity holders of the Company for 2008 (Note (v))	—	—	24,127
Final dividends attributable to equity holders of the Company for 2008 (Note (vi))	—	—	27,367

	64,001	65,531	51,494

(i)	Interim dividends attributable to equity holders of the Company in respect of 2006 of RMB0.202806 yuan per share amounting to a total of RMB36,307 were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2006, and were paid on September 26, 2006.

(ii)	Final dividends attributable to equity holders of the Company in respect of 2006 of RMB0.154699 yuan per share amounting to a total of RMB27,694 were approved by the shareholders in the Annual General Meeting on May 16, 2007 and accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2007, and were paid on June 1, 2007.

(iii)	Interim dividends attributable to equity holders of the Company in respect of 2007 of RMB0.205690 yuan per share amounting to a total of RMB36,823 were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2007, and were paid on September 28, 2007.

(iv)	Final dividends attributable to equity holders of the Company in respect of 2007 of RMB0.156859 yuan per share amounting to a total of RMB28,708 were approved by the shareholders in the Annual General Meeting on May 15, 2008 and accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2008, and were paid on June 13, 2008.

(v)	Interim dividends attributable to equity holders of the Company in respect of 2008 of RMB0.13183 yuan per share amounting to a total of RMB24,127 were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2008, and were paid on October 16, 2008.

(vi)	At the meeting on March 25, 2009, the Board of Directors proposed final dividends attributable to equity holders of the Company in respect of 2008 of RMB0.14953 yuan per share amounting to a total of RMB27,367. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the balance sheet date and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2009 when approved by the Company’s shareholders.

12  CASH AND CASH EQUIVALENTS

The weighted average effective interest rates on bank deposits were 2.00% and 2.24% for the years ended December 31, 2007 and 2008, respectively.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

13  NOTES RECEIVABLE

Notes receivable represents mainly the bills of acceptance issued by banks for sale of goods and products. All notes receivables are due within one year.

14  ACCOUNTS RECEIVABLE

	At December 31,
	2007	2008
	RMB	RMB

Accounts receivable due from third parties	15,442	12,784
Accounts receivable due from related parties	6,002	6,394
Less: Provision for impairment of accounts receivable	(2,879)	(2,422)

	18,565	16,756

Amounts due from related parties are interest free and unsecured (Note 32).

The aging analysis of accounts receivable at December 31, 2007 and 2008 is as follows:

	At December 31,
	2007	2008
	RMB	RMB

Within 1 year	18,406	16,509
Between 1 to 2 years	39	155
Between 2 to 3 years	32	25
Over 3 years	2,967	2,489

	21,444	19,178

The Group offers its customers credit terms up to 180 days.

Movement in the provision for impairment of accounts receivable is as follows:

	Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

At beginning of the year	3,998	3,257	2,879
Reversal of provision for impairment of accounts receivable, net	(126)	(90)	(69)
Amount written off against allowance	(615)	(288)	(388)

At end of the year	3,257	2,879	2,422

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

15  INVENTORIES

	At December 31,
	2007	2008
	RMB	RMB

Crude oil and other raw materials	30,324	31,305
Work in progress	6,083	3,472
Finished goods	52,804	65,072
Spare parts and consumables	32	31

	89,243	99,880
Less: Write down in inventories	(747)	(9,210)

	88,496	90,670

The cost of inventories recognized as an expense amounted to RMB335,133, RMB458,508 and RMB661,978 for the years ended December 31, 2006, 2007 and 2008, respectively.

Inventories of the Group carried at net realizable value amounted to RMB1,981 and RMB53,551 at December 31, 2007 and 2008, respectively.

16  PREPAID EXPENSES AND OTHER CURRENT ASSETS

	At December 31,
	2007	2008
	RMB	RMB

Other receivables	9,472	7,808
Amounts due from related parties	19,586	17,743
Advances to suppliers	10,745	21,582

	39,803	47,133
Less: Allowance for doubtful receivables	(4,079)	(3,938)

	35,724	43,195
Value-added tax recoverable	—	25,677
Prepaid expenses	304	275
Other current assets	188	217

	36,216	69,364

Other receivables consist primarily of taxes other than income taxes refunds, subsidies receivable, and receivables for the sale of materials and scrap.

Except for loans to related parties (Note 32 (g)), all other amounts due from related parties are interest free, unsecured and with no fixed terms of repayment.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

Movements in allowance for doubtful receivables are as follows:

	Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Balance at beginning of the year	6,814	6,506	4,079
(Write back)/Provision, net	(190)	(2,231)	70
Amount written off against allowance	(118)	(196)	(211)

Balance at end of the year	6,506	4,079	3,938

17  PROPERTY, PLANT AND EQUIPMENT

			Equipment
		Oil and Gas	and	Motor		Construction
Year Ended December 31, 2007	Buildings	Property	Machinery	Vehicles	Other	in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Cost or valuation
At beginning of the year	80,309	582,433	307,845	12,120	7,976	73,950	1,064,633
Additions	2,983	7,883	2,299	3,237	293	170,405	187,100
Transfers	8,778	87,528	25,916	—	885	(123,107)	—
Consolidation of PetroKazakhstan Inc.	184	8,119	247	170	136	1,310	10,166
Disposals or write offs	(1,585)	(8,539)	(2,443)	(423)	(265)	(9,161)	(22,416)
Currency translation differences	(77)	(1,635)	(133)	(11)	(19)	(237)	(2,112)

At end of the year	90,592	675,789	333,731	15,093	9,006	113,160	1,237,371

Accumulated depreciation and impairment
At beginning of the year	(19,280)	(237,822)	(147,787)	(6,533)	(4,381)	(297)	(416,100)
Charge for the year	(5,034)	(37,022)	(19,940)	(1,215)	(775)	(5)	(63,991)
Disposals or write offs or transfers	1,459	4,687	1,073	344	102	17	7,682
Currency translation differences	10	915	26	6	14	—	971

At end of the year	(22,845)	(269,242)	(166,628)	(7,398)	(5,040)	(285)	(471,438)

Net book value
At end of the year	67,747	406,547	167,103	7,695	3,966	112,875	765,933

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

			Equipment
		Oil and Gas	and	Motor		Construction
Year Ended December 31, 2008	Buildings	Properties	Machinery	Vehicles	Other	in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Cost or valuation
At beginning of the year	90,592	675,789	333,731	15,093	9,006	113,160	1,237,371
Additions	1,005	14,382	3,694	2,793	288	220,089	242,251
Transfers	10,257	106,838	32,261	—	920	(150,276)	—
Disposals or write offs	(2,308)	(3,945)	(3,611)	(492)	(222)	(10,341)	(20,919)
Currency translation differences	(247)	(3,023)	(380)	(67)	(106)	(348)	(4,171)

At end of the year	99,299	790,041	365,695	17,327	9,886	172,284	1,454,532

Accumulated depreciation and impairment
At beginning of the year	(22,845)	(269,242)	(166,628)	(7,398)	(5,040)	(285)	(471,438)
Charge for the year	(5,852)	(50,827)	(31,828)	(1,446)	(942)	(1)	(90,896)
Disposals or write offs or transfers	1,005	1,868	2,034	339	214	20	5,480
Currency translation differences	58	968	109	36	59	1	1,231

At end of the year	(27,634)	(317,233)	(196,313)	(8,469)	(5,709)	(265)	(555,623)

Net book value
At end of the year	71,665	472,808	169,382	8,858	4,177	172,019	898,909

The Group does not have any significant property, plant and equipment under finance leases at December 31, 2006, 2007 and 2008.

The depreciation charge of the Group included RMBNil, RMBNil and RMB4,235 relating to impairment losses on certain of the Group’s oil and gas properties and RMB2,642, RMB294 and RMB11,949 of equipment and machinery for the years ended December 31, 2006, 2007 and 2008, respectively.

A valuation of all of the Group’s property, plant and equipment, excluding oil and gas reserves, was carried out during 1999 by independent valuers on a depreciated replacement cost basis. As at September 30, 2003, a revaluation of the Group’s refining and chemical production equipment was undertaken by a firm of independent valuers, China United Assets Appraiser Co., Ltd., in the PRC on a depreciated replacement cost basis. The revaluation surplus net of applicable deferred income taxes was credited to reserves in shareholders’ equity.

As at March 31, 2006, a revaluation of the Group’s oil and gas properties was undertaken by independent valuers, China United Assets Appraiser Co., Ltd and China Enterprise Appraisals, on a depreciated replacement cost basis. The revaluation did not result in significant differences from their carrying values.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

18  INVESTMENTS IN EQUITY AFFILIATES AND JOINTLY CONTROLLED ENTITIES

The summarized financial information of the Group’s principal equity affiliates and jointly controlled entities, including the aggregated amounts of assets, liabilities, revenues, income/(loss) and the interest held by the Group were as follows:

					Net Income/	Interest
	Country of	Assets	Liabilities	Revenues	(Loss)	Held	Type of
Name	Incorporation	RMB	RMB	RMB	RMB	%	Share

As of or for the year ended December 31, 2008:
Dalian West Pacific Petrochemical Co., Ltd.	PRC	10,433	13,182	41,643	(5,660)	28.44	ordinary
China Marine Bunker (PetroChina) Co., Ltd.	PRC	6,619	3,972	43,037	392	50.00	ordinary
As of or for the year ended December 31, 2007:
Dalian West Pacific Petrochemical Co., Ltd.	PRC	14,233	10,890	35,575	610	28.44	ordinary
China Marine Bunker (PetroChina) Co., Ltd.	PRC	6,254	4,012	34,060	274	50.00	ordinary
PetroKazakhstan Inc.(i)	Canada	—	—	18,450	6,902	67.00	ordinary

(i)	Through a supplementary agreement between the Group and the minority shareholder of PetroKazakhstan Inc. (first acquired by the Group on December 28, 2006 and accounted for using the equity method of accounting up to December 11, 2007), the Group gained control over PetroKazakhstan Inc. from December 12, 2007. Therefore, as of the date it acquired control over PetroKazakhstan Inc., the Group now accounts for its investment in PetroKazakhstan Inc. as a subsidiary in accordance with IFRS 3, ‘Business combinations’.

Dividends received and receivable from equity affiliates and jointly controlled entities were RMB954, RMB990 and RMB3,886 in 2006, 2007 and 2008, respectively.

Investments in equity affiliates and jointly controlled entities of RMB59, RMB833 and RMB36 were disposed of for gains of RMB10 and RMB320 and for a loss of RMB3 for the years ended December 31, 2006, 2007 and 2008, respectively.

19  AVAILABLE-FOR-SALE FINANCIAL ASSETS

	At December 31,
	2007	2008
	RMB	RMB

Available-for-sale financial assets	3,186	2,481
Less: Impairment losses	(487)	(459)

	2,699	2,022

Available-for-sale financial assets comprise principally unlisted equity securities.

Available-for-sale financial assets of RMB1, RMB145 and RMB74 were disposed of, resulting in the realization of gains of RMB3 and RMB142 and RMB5 for the years ended December 31, 2006, 2007 and 2008, respectively.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

20  ADVANCE OPERATING LEASE PAYMENTS

	At December 31,
	2007	2008
	RMB	RMB

Land use rights	14,411	16,887
Advance lease payments	9,023	9,314

	23,434	26,201

Land use rights have terms up to 50 years. Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities. These advance operating lease payments are amortized over the related lease terms using the straight-line method.

21  INTANGIBLE AND OTHER ASSETS

	At December 31,
	2007			2008
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
	RMB	RMB	RMB	RMB	RMB	RMB

Patents	2,801	(1,523)	1,278	3,071	(1,729)	1,342
Technical know-how	288	(131)	157	372	(174)	198
Other	5,391	(1,360)	4,031	7,093	(2,108)	4,985

Intangible assets	8,480	(3,014)	5,466	10,536	(4,011)	6,525

Other assets			3,022			4,152

			8,488			10,677

Patents principally represent expenditure incurred in acquiring processes and techniques that are generally protected by the relevant government authorities. Technical know-how are amounts attributable to operational technology acquired in connection with the purchase of equipment. The costs of technical know-how are included as part of the purchase price and are separately distinguishable from the other assets acquired.

Amortization on intangible and other assets amounted to RMB1,405, RMB1,503 and RMB1,884 for the years ended December 31, 2006, 2007 and 2008, respectively.

Research and development expenses amounted to RMB4,260, RMB5,315 and RMB7,760 for the years ended December 31, 2006, 2007 and 2008, respectively.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

22  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	At December 31,
	2007	2008
	RMB	RMB

Trade payables	40,567	29,431
Advances from customers	9,846	10,800
Salaries and welfare payable	11,585	6,363
Accrued expenses	5	13
Dividends payable by subsidiaries to minority shareholders	67	61
Interest payable	65	82
Construction fee and equipment cost payables	30,784	46,310
One-time employee housing remedial payment payable	221	6
Other payables	11,228	15,428
Amounts due to related parties	41,025	47,896

	145,393	156,390

Other payables consist primarily of customer deposits.

Amounts due to related parties are interest-free, unsecured and with no fixed terms of repayment (Note 32).

The aging analysis of trade payables at December 31, 2007 and 2008 is as follows:

	At December 31,
	2007	2008
	RMB	RMB

Within 1 year	39,125	27,878
Between 1 to 2 years	819	843
Between 2 to 3 years	307	243
Over 3 years	316	467

	40,567	29,431

23  DEBTS

(a)  Short-term debts

	At December 31,
	2007	2008
	RMB	RMB

Bank loans
— secured	320	1,500
— unsecured	18,363	24,970
Loans from CNPC and a fellow CNPC subsidiary	50	60,746
Other	1	1

	18,734	87,217
Current portion of long-term debts	12,200	5,544

	30,934	92,761

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

(b)  Long-term debts

		At December 31,
	Interest rates and final maturities	2007	2008
		RMB	RMB

Renminbi — denominated debts:
Bank loans for the development of oil fields and construction of refining plants	Floating interest rate at 7.05% per annum as of December 31, 2008, with maturities through 2010	6,720	200
Bank loans for working capital	Floating interest rates ranging from 5.67% to 6.20% per annum as of December 31, 2008, with maturities through 2012	6,030	6,030
Loans from CNPC and a fellow CNPC subsidiary for the development of oil fields and construction of refining plants	Floating interest rates ranging from 5.04% to 6.26% per annum as of December 31, 2008, with maturities through 2032	19,862	16,181
Working capital loans from fellow CNPC subsidiaries	Majority floating interest rate at 5.83% per annum as of December 31, 2008, with maturities through 2011	70	456
Working capital loans	Fixed interest rate at 6.32% per annum as of December 31, 2008, with no fixed repayment terms	5	5
Corporate debenture for the development of oil and gas properties	Fixed interest rates ranging from 3.76% to 4.11% per annum as of December 31, 2008, with maturities through 2013	3,500	3,500
US Dollar — denominated debts:
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from zero to 8.66% per annum as of December 31, 2008, with maturities through 2038	403	278
Bank loans for the development of oil fields and construction of refining plants	Floating interest rates ranging from LIBOR plus 0.50% to LIBOR plus 3.00% per annum as of December 31, 2008, with maturities through 2014	4,927	3,825
Bank loans for working capital	Floating interest rates ranging from LIBOR plus 0.30% to LIBOR plus 0.40% per annum as of December 31, 2008, with maturities through 2010	2,630	2,392
Bank loans for acquisition of overseas oil and gas properties	Floating interest rate at LIBOR plus 0.55% per annum as of December 31, 2008, with maturities through 2009	821	—

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

		At December 31,
	Interest rates and final maturities	2007	2008
		RMB	RMB

Loans from a fellow CNPC subsidiary for the development of oil fields and construction of refining plants	Floating interest rate at LIBOR plus 0.40% per annum as of December 31, 2008, with maturities through 2020	4,171	2,691
Loans from a fellow CNPC subsidiary for working capital	Floating interest rate at 8.00% per annum as of December 31, 2008, with maturities through 2015	329	851
Loans for the development of oil fields and construction of refining plants	Fixed interest rate at 1.55% per annum as of December 31, 2008, with maturities through 2022	404	352
Loans for working capital	Floating interest rates ranging from 3.89% to 5.00% per annum as of December 31, 2008, with no fixed repayment terms	609	569
Corporate debenture for the development of oil fields and construction of refining plants	Fixed interest rate at 3.00% per annum as of December 31, 2008, with maturities through 2019	335	301
Corporate debenture for the development of oil and gas properties	Fixed interest rate at 9.50% per annum as of December 31, 2008, with maturities through 2011	730	513
Corporate debenture for the development of oil and gas properties	Fixed interest rate at 15.00% per annum as of December 31, 2008, with maturities through 2008	58	—
Japanese Yen — denominated debts:
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates at 2.42% per annum as of December 31, 2008, with maturities through 2010	37	20
Euro — denominated debts:
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from 2.00% to 2.30% per annum as of December 31, 2008, with maturities through 2023	247	207

Total long-term debts		51,888	38,371

Less: Current portion of long-term debts		(12,200)	(5,544)

		39,688	32,827

For loans denominated in RMB with floating interest rates, the interest rates are re-set annually on the respective anniversary dates based on interest rates announced by the People’s Bank of China. For loans

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

denominated in currencies other than RMB with floating interest rates, the interest rates are re-set quarterly or semi-annually as stipulated in the respective agreements. Other loans represent loans from independent third parties other than banks. Interest free loans amounted to RMB60 and RMB53 at December 31, 2007 and 2008, respectively.

Debts of RMB498 and RMB941 were guaranteed by CNPC and its subsidiaries at December 31, 2007 and 2008, and debts of RMB30 and RMB Nil were guaranteed by the Company and third parities at December 31, 2007 and 2008, respectively.

The Group’s debts include secured liabilities (bank loans) totalling RMB3,607 and RMB2,867 at December 31, 2007 and 2008 respectively. These bank debts are secured over certain of the Group’s notes receivable, inventories, intangible assets and time deposits with maturities over one year.

	At December 31,
	2007	2008
	RMB	RMB

Total debts:
— interest free	60	53
— at fixed rates	11,940	84,236
— at floating rates	58,622	41,299

	70,622	125,588

Weighted average effective interest rates:
— bank loans	5.54%	4.14%
— loans from CNPC and a fellow CNPC subsidiary	5.17%	4.32%
— other loans	3.64%	3.05%
— corporate debentures	4.87%	4.51%

The carrying amounts and fair values of long-term debts are as follows:

	Carrying Amounts
	at December 31,
	2007	2008
	RMB	RMB

Bank loans	21,815	12,952
Loans from CNPC and a fellow CNPC subsidiary	24,432	20,179
Corporate debentures	4,623	4,314
Other	1,018	926

	51,888	38,371

	Fair Values
	at December 31,
	2007	2008
	RMB	RMB

Bank loans	21,580	12,754
Loans from CNPC and a fellow CNPC subsidiary	24,428	20,179
Corporate debentures	4,104	4,020
Other	883	798

	50,995	37,751

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the balance sheet dates. Such discount rates ranged from 0.81% to 7.71% and ranged from 1.47% to 7.41% per annum as of December 31, 2007 and 2008 respectively depending on the type of the debts. The carrying amounts of short-term debts approximate their fair value.

Maturities of long-term debts at the dates indicated below are as follows:

	At December 31,
	2007	2008
	RMB	RMB

First year	12,200	5,544
Second year	5,754	15,417
Third year	14,065	5,304
Fourth year	2,325	321
Fifth year	3,508	1,807
Thereafter	14,036	9,978

	51,888	38,371

24  ASSET RETIREMENT OBLIGATIONS

	Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

At beginning of the year	14,187	18,481	24,761
Liabilities incurred	3,589	4,818	10,033
Consolidation of PetroKazakhstan Inc.	—	385	—
Liabilities settled	(105)	(110)	(169)
Accretion expense (Note 8)	796	1,202	1,746
Currency translation differences	14	(15)	(109)

At end of the year	18,481	24,761	36,262

Asset retirement obligations are in relation to oil and gas properties (Note 17).

The Group does not have any assets that are legally restricted for purposes of setting asset retirement obligations.

25  DEFERRED TAX

Deferred tax is calculated on temporary differences under the liability method using a principal tax rate of 33% at December 31, 2006 and 25% at December 31, 2007 and 2008.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

The movements in the deferred tax account are as follows:

	Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

At beginning of the year	21,217	19,978	20,569
Transfer to income statement (Note 9)	(1,237)	806	(8,215)
Credit/(charge) directly to equity	—	87	(67)
Consolidation of PetroKazakhstan Inc.	—	(174)	—
Currency translation differences	(2)	(128)	(364)
Others	—	—	41

At end of the year	19,978	20,569	11,964

Deferred tax balances before offset are attributable to the following items:

	At December 31,
	2007	2008
	RMB	RMB

Deferred tax assets
Current
Provisions, primarily for receivables and inventories	5,391	9,164
Tax losses of subsidiaries	95	294
Non-current
Shut down of manufacturing assets and impairment of long-term assets	3,172	4,580
Other	1,702	885

Total deferred tax assets	10,360	14,923

Deferred tax liabilities
Current
Non-current
Accelerated tax depreciation	30,445	24,607
Other	484	2,280

Total deferred tax liabilities	30,929	26,887

Net deferred tax liabilities	20,569	11,964

Deferred tax balances after offset are listed as below:

	At December 31,
	2007	2008
	RMB	RMB

Deferred tax assets:	305	496
Deferred tax liabilities:	20,874	12,460

	20,569	11,964

There were no material unrecognized tax losses at December 31, 2006, 2007 and 2008.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

26  SHARE CAPITAL

	At December 31,
	2007	2008
	RMB	RMB

Registered, issued and fully paid:
A shares	161,922	161,922
H shares	21,099	21,099

	183,021	183,021

	Year Ended December 31,
Number of Shares of the Company (Millions)	2006	2007	2008
	RMB	RMB	RMB

Beginning balance	179,021	179,021	183,021
Issuance of shares	—	4,000	—

Ending balance	179,021	183,021	183,021

In accordance with the Restructuring Agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion state-owned shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion state-owned shares were the initial registered capital of the Company with a par value of RMB1.00 yuan per share.

On April 7, 2000, the Company issued 17,582,418,000 shares, represented by 13,447,897,000 H shares and 41,345,210 ADSs (each representing 100 H shares) in a global initial public offering (“Global Offering”) and the trading of the H shares and the ADSs on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange commenced on April 7, 2000 and April 6, 2000, respectively. The H shares and ADSs were issued at prices of HK$1.28 per H share and US$16.44 per ADS respectively for which the net proceeds to the Company were approximately RMB20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares.

Pursuant to the approval of the China Securities Regulatory Commission, 1,758,242,000 state-owned shares of the Company owned by CNPC were converted into H shares for sale in the Global Offering.

In September 2005, the Company issued 3,196,801,818 new H shares at HK$6.00 per share and net proceeds to the Company amounted to approximately RMB19,692. CNPC also sold 319,680,182 state-owned shares it held concurrently with PetroChina’s sale of new H shares in September 2005.

On November 5, 2007, the Company issued 4,000,000,000 new A shares at RMB16.70 yuan per share and net proceeds to the Company amounted to approximately RMB66,243 and the listing and trading of the A shares on the Shanghai Stock Exchange commenced on November 5, 2007.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

27  RESERVES

	Year Ended December 31,
	2007	2008
	RMB	RMB

Revaluation Reserve
Beginning balance	79,946	79,946

Ending balance	79,946	79,946
Capital Reserve
Beginning balance	(8,881)	53,362
Issuance of shares (Note 26)	66,243	—

Ending balance	53,362	53,362
Statutory Common Reserve Fund (note a)
Beginning balance	89,928	102,696
Transfer from retained earnings	12,768	12,770

Ending balance	102,696	115,466
Special Reserve-Safety Fund Reserve
Beginning balance	—	3,536
Transfer from retained earnings	3,536	3,214

Ending balance	3,536	6,750
Currency translation differences
Beginning balance	(607)	(1,545)
Currency translation differences	(938)	(1,172)

Ending balance	(1,545)	(2,717)
Other reserves
Beginning balance	(16,834)	(16,591)
Purchase from minority interest in subsidiaries	(113)	(17)
Acquisition of Sun World Limited	—	(6,693)
Capital reduction of a subsidiary	—	(61)
Fair value gain/(loss) of available-for-sale financial assets	286	(237)
Other	70	9

Ending balance	(16,591)	(23,590)

	221,404	229,217

(a)	Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net income, as determined under the PRC accounting regulations, to a Statutory Common Reserve Fund (“Reserve Fund”). Appropriation to the Reserve Fund may cease when the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

The Reserve Fund shall only be used to make good previous years’ losses, to expand the Company’s production operations, or to increase the capital of the Company. Upon approval of a resolution of shareholders’ in a general meeting, the Company may convert its Reserve Fund into share capital and issue bonus shares to

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the Reserve Fund after such issuance is not less than 25% of the Company’s registered capital.

(b)	According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2007 and 2008, the Company’s distributable reserve amounted to RMB257,086 and RMB316,708 which was computed under PRC accounting regulations, respectively.

28  PENSIONS

The Group participates in various employee retirement benefit plans (Note 3(u)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2006, 2007 and 2008 amounted to RMB4,652, RMB5,754 and RMB6,997, respectively.

29  CONTINGENT LIABILITIES

(a)  Bank and other guarantees

Debts of equity affiliates of RMB77 and RMB43 from China Petroleum Finance Company Limited (“CP Finance”, a subsidiary of CNPC) were guaranteed by the Group for the year ended December 31, 2007 and 2008. The Group had contingent liabilities in respect of the guarantees from which it is anticipated that no material liabilities will arise.

(b)  Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

(c)  Legal contingencies

Notwithstanding certain insignificant lawsuits as well as other proceeds outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(d)  Leasing of roads, land and buildings

As at December 31, 2008, CNPC is still in the process of completing the process of obtaining the formal land use right certificates, necessary governmental procedures for the requisition of collectively-owned land on which gas stations are located and building ownership certificates for buildings transferred to the Group under the Restructuring Agreement entered into between the Company and CNPC in 2000.

Management confirms that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the certain relevant land use right certificates or individual building ownership certificates have not been obtained to date or the fact that the relevant governmental procedures have not been completed. In management’s opinion, the outcome of the above events will not have a material adverse effect on the financial position of the Group.

(e)  Group insurance

The Group has insurance coverage for vehicles and certain assets subject to significant operating risks but does not carry any other insurance for property, facilities or equipment with respect to its business operations.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance as such insurance coverage is not customary in China.

The potential effect of resultant losses arising from future incidents on the financial position of the Group cannot be estimated at present.

30  COMMITMENTS

(a)  Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land and buildings and equipment. Leases range from one to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2007 and 2008 under non-cancellable operating leases are as follows:

	At December 31,
	2007	2008
	RMB	RMB

No later than 1 year	3,397	3,634
Later than 1 year and no later than 5 years	11,978	12,492
Later than 5 years	79,026	78,970

	94,401	95,096

Operating lease expenses for land and buildings and equipment were RMB5,381, RMB7,443 and RMB6,817 for the years ended December 31, 2006, 2007 and 2008, respectively.

(b)  Capital commitments

The Group’s capital commitments contracted but not provided for were RMB12,368 and RMB22,719 as of December 31, 2007 and 2008, respectively.

(c)  Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB683, RMB676 and RMB944 for the year ended December 31, 2006, 2007 and 2008, respectively.

Estimated annual payments for the next five years are as follows:

RMB

2009	1,000
2010	1,000
2011	1,000
2012	1,000
2013	1,000

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

31  MAJOR CUSTOMERS

The Group’s major customers are as follows:

	Year Ended December 31,
	2006		2007
		Percentage		Percentage	2008
		of total		of total		% to Total
	Revenue	revenue	Revenue	revenue	Revenue	revenue
	RMB	%	RMB	%	RMB	%

China Petroleum & Chemical Corporation	44,028	6	50,292	6	57,594	5
CNPC and its subsidiaries	27,714	4	31,325	4	46,645	4

	71,742	10	81,617	10	104,239	9

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

The Group has extensive transactions with other companies of the CNPC Group. Due to these relationships relationship, it is possible that the terms of the transactions between the Group and other members of the CNPC Group are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

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

The terms of the current Comprehensive Products and Services Agreement were amended in 2005 and the agreement was effective through December 31, 2008. The products and services to be provided by the CNPC Group to the Company under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services are provided in accordance with (1) state-prescribed prices; or (2) where there is no state-prescribed price, relevant market prices; or (3) where neither (1) nor (2) is applicable, actual cost incurred; or the agreed contractual price, being the actual cost plus a margin of not more than 15% for certain construction and technical services, and 3% for all other types of services.

In order to comply with the continuing Hong Kong Stock Exchange Listing Rules and the Shanghai Stock Exchange Listing Rules, on the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on 27 August 2008 for a period of three years which took effect on 1 January 2009. The new Comprehensive Products and Services Agreement has already incorporated the terms of the current Comprehensive Products and Services Agreement which was amended in 2005.

The Land Use Rights Leasing Contract provides for the lease of an aggregate area of approximately 1,145 million square meters of land located throughout the PRC to business units of the Group for a term of

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

50 years at an annual fee of RMB2,000. The total fee payable for the lease of all such property may, after every 10 years, be adjusted by agreement between the Company and CNPC.

Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC are leased at an aggregate annual fee of RMB39 for a term of 20 years. The Company also entered into a Supplemental Buildings Leasing Agreement with CNPC in September 2002 to lease an additional 404 buildings covering approximately 442,730 square meters at an annual rental of RMB157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Buildings Leasing Agreement.

In addition to the related party information shown elsewhere in the consolidated financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the years presented and balances arising from related party transactions at the end of the years indicated below:

(a)  Bank deposits

		At December 31,
	Note	2007	2008
		RMB	RMB

Bank deposits
CP Finance	(i)	8,393	8,424
State-controlled banks and other financial institutions		67,741	26,526

		76,134	34,950

		Year Ended December 31,
	Note	2006	2007	2008
		RMB	RMB	RMB

Interest income from bank deposits
CP Finance	(i)	81	159	114
State-controlled banks and other financial institutions		1,819	1,042	1,181

		1,900	1,201	1,295

(i)	CP Finance is a subsidiary of CNPC and a non-bank financial institution established with the approval from the People’s Bank of China. The deposits yield interest at prevailing saving deposit rates.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

(b)  Sales of goods and services

	Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Sales of goods
Equity affiliates and jointly controlled entities
— Crude Oil	5,023	2,374	—
— Refined Products	19,779	18,628	14,194
— Chemical Products	90	753	175
CNPC and its subsidiaries
— Crude Oil	1,546	1,766	6,163
— Refined Products	16,847	16,806	18,514
— Chemical Products	5,691	7,161	10,216
— Natural Gas	1,346	1,835	2,051
— Other	277	339	401
Other state-controlled enterprises
— Crude Oil	39,632	47,597	56,551
— Refined Products	68,370	58,903	87,806
— Chemical Products	8,979	10,849	5,564
— Natural Gas	7,713	9,882	12,830

	175,293	176,893	214,465

Sales of goods to related parties are conducted at market prices.

	Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Sales of services
CNPC and its subsidiaries	2,007	3,418	9,300
Other state-controlled enterprises	7,761	8,497	4,148

	9,768	11,915	13,448

Sales of services principally represent the provision of the services in connection with the transportation of crude oil and natural gas at market prices.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

(c)  Purchases of goods and services

		Year Ended December 31,
	Notes	2006	2007	2008
		RMB	RMB	RMB

Purchases of goods	(i)
Equity affiliates and jointly controlled entities		9,868	29,239	8,284
Other state-controlled enterprises		50,995	58,726	52,028
Purchases of services
Equity affiliates and jointly controlled entities		126	136	128
CNPC and its subsidiaries
— Fees paid for construction and technical services	(ii)
— exploration and development services	(iii)	51,441	61,110	59,451
— other construction and technical services	(iv)	32,256	37,063	64,742
— Fees for production services	(v)	29,963	35,958	65,471
— Social services charges	(vi)	2,301	2,229	2,440
— Ancillary services charges	(vii)	2,458	2,635	2,587
— Commission expense and other charges	(viii)	1,241	1,178	1,350
Other state-controlled enterprises	(ix)	7,703	3,546	8,896

		188,352	231,820	265,377

(i)	Purchases of goods principally represent the purchases of raw materials, spare parts and low cost consumables at market prices.

(ii)	Under the Comprehensive Products and Services Agreement entered into between CNPC and the Company, certain construction and technical services provided by CNPC are charged at actual cost plus a margin of not more than 15%, including exploration and development services and oilfield construction services.

(iii)	Direct costs for exploration and development services comprise geophysical survey, drilling, well cementing, logging and well testing, etc.

(iv)	The fees paid for other construction and technical services comprise fees for construction of refineries and chemical plants and technical services in connection with oil and gas exploration and production activities such as oilfield construction, technology research, engineering and design, etc.

(v)	The fees paid for production services comprise fees for the repair of machinery, supply of water, electricity and gas at the state-prescribed prices, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery etc. are at cost or market prices.

(vi)	These represent expenditures for social welfare and support services which are charged at cost.

(vii)	Ancillary service charges represent mainly fees for property management, the provision of training centers, guesthouses, canteens, public shower rooms, etc., at market prices.

(viii)	CNPC purchases materials on behalf of the Company and charges commission thereon. The commission is calculated at rates ranging from 1% to 5% of the goods purchased.

(ix)	Purchases of services from other state-controlled enterprises principally represent the purchases of construction and technical services at market prices.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

(d)  Purchases of assets

	Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Purchases of assets
Equity affiliates and jointly controlled entities	2	—	—
CNPC and its subsidiaries	1,795	2,395	3,576
Other state-controlled enterprises	6,617	5,840	2,513

	8,414	8,235	6,089

Purchases of assets principally represent the purchases of manufacturing equipment, office equipment, and transportation equipment, etc., at market prices.

(e)  Year-end balances arising from sales/purchases of goods/services/assets

	At December 31,
	2007	2008
	RMB	RMB

Accounts receivable from related parties at the end of the year
Equity affiliates and jointly controlled entities	296	12
Fellow subsidiaries (CNPC Group)	3,796	4,870
Other state-controlled enterprises	1,910	1,512

	6,002	6,394
Less: Allowance for doubtful accounts receivable
Fellow subsidiaries (CNPC Group)	(189)	(145)
Other state-controlled enterprises	(708)	(692)

	(897)	(837)

	5,105	5,557

Prepayments and other receivables from related parties at the end of the year
Equity affiliates and jointly controlled entities	2,412	1,077
Fellow subsidiaries (CNPC Group)	10,365	14,877
Other state-controlled enterprises	6,809	1,789

	19,586	17,743
Less: Allowance for doubtful receivables
Equity affiliates and jointly controlled entities	(39)	(129)
Fellow subsidiaries (CNPC Group)	(22)	(9)
Other state-controlled enterprises	(79)	(106)

	(140)	(244)

	19,446	17,499

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

	At December 31,
	2007	2008
	RMB	RMB

Accounts payable and accrued liabilities to related parties at the end of the year
Equity affiliates and jointly controlled entities	117	245
Parent (CNPC)	922	963
Fellow subsidiaries (CNPC Group)	32,845	40,913
Other state-controlled enterprises	7,141	5,775

	41,025	47,896

	Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Net changes in allowance for doubtful accounts receivable from related parties charged/(credited) to the consolidated statements of income
Equity affiliates and jointly controlled entities	5	(5)	—
Fellow subsidiaries (CNPC Group)	(11)	(32)	(11)
Other state-controlled enterprises	(52)	—	(2)

	(58)	(37)	(13)

Net changes in allowance for doubtful receivables from related parties charged/(credited) to the consolidated statements of income
Equity affiliates and jointly controlled entities	(20)	(173)	96
Fellow subsidiaries (CNPC Group)	(32)	18	—
Other state-controlled enterprises	12	(218)	27

	(40)	(373)	123

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

(f)  Leases

		Year Ended December 31,
	Notes	2006	2007	2008
		RMB	RMB	RMB

Advance operating lease payments paid to related parties	(i)
Other state-controlled enterprises		49	88	24

		49	88	24

Other operating lease payments paid to related parties
Parent (CNPC)	(ii)	2,276	2,292	2,376
Other state-controlled enterprises		16	21	—

		2,292	2,313	2,376

(i)	Advance operating lease payments principally represent the advance payments for the long-term operating lease of land and gas stations at prices prescribed by local governments or market prices.

(ii)	Other operating lease payments to CNPC principally represent the rental paid for the operating lease of land and buildings at the prices prescribed in the Land Use Rights Leasing Contract, the Buildings Leasing Contract and Supplemental Buildings Leasing Agreement with CNPC.

	At December 31,
	2007	2008
	RMB	RMB

Operating lease payable to related parties
Parent (CNPC)	16	10

	16	10

(g)  Loans

	Year Ended December 31,
Loans to Related Parties	2007	2008
	RMB	RMB

Loans to equity affiliates:
Beginning of the year	1,800	1,853
Loans advanced during year	366	158
Loans repaid	(322)	(1,759)
Interest charged	129	8
Interest received	(120)	(6)

End of the year	1,853	254

Loans to equity affiliates are included in prepaid expenses and other current assets (see Note 16).

The loans to related parties are mainly with interest rates ranging from 5.20% to 8.60% and 4.19% to 4.43% per annum as of December 31, 2007 and 2008, respectively.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

		Year Ended December 31,
Loans from related parties	Notes	2007	2008
		RMB	RMB

Loans from CNPC and a fellow CNPC subsidiary:	(i)
Beginning of the year		27,184	24,493
Loans received during year		7,238	85,766
Loans repaid		(9,575)	(28,904)
Interest charged		1,377	1,640
Interest paid		(1,388)	(1,623)
Currency translation differences		(343)	(419)

End of the year		24,493	80,953

Loans from state-controlled banks and other financial institutions:	(ii)
Beginning of the year		32,810	34,263
Loans received during year		38,320	47,204
Loans repaid		(36,335)	(51,042)
Interest charged		1,869	1,543
Interest paid		(1,875)	(1,549)
Currency translation differences		(526)	(729)

End of the year		34,263	29,690

Loans from other related parties:	(iii)
Beginning of the year		5	5
Loans received during year		—	—
Loans repaid		—	—
Interest charged		—	—
Interest paid		—	—
Currency translation differences		—	—

End of the year		5	5

(i)	The loans from CNPC and fellow CNPC subsidiaries are mainly with interest rates ranging from 4.46% to 7.47% and 1.94% to 8.00% per annum as of December 31, 2007 and 2008, respectively with maturities through 2032.

(ii)	The loans from state-controlled banks and other financial institutions are mainly with interest rates ranging from zero to 8.66% and zero to 8.66% per annum as of December 31, 2007 and 2008, respectively with maturities through 2038.

(iii)	The loans from other related parties are mainly with interest rate at 6.32% and 6.32% per annum as of December 31, 2007 and 2008 respectively, and with no fixed repayment terms.

Guaranteed loans amounted to RMB528 and RMB941 at December 31, 2007 and 2008, respectively. Debts of RMB407 are from non-related parties, long-term and guaranteed by CNPC and debts of RMB534 are from related parties and guaranteed by CNPC and its subsidiaries.

Information on loans from related parties are included in Note 23.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

(h)  Key management compensation

	Year Ended December 31,
	2006	2007	2008
	RMB’000	RMB’000	RMB’000

Emoluments and other benefits	7,857	10,273	10,581
Contribution to retirement benefit scheme	298	345	444

	8,155	10,618	11,025

(i)  Contingent liabilities

The Group disclosed in Note 29 its contingent liabilities arising from the guarantees made on behalf of related parties.

(j)  Collateral for debts

The Group pledged time deposits with maturities over one year and notes receivable as collateral with certain banks for the debts of subsidiaries and equity affiliates.

As at December 31, 2007 and 2008, the time deposits with maturities over one year of USD 690 million and USD 366 million , were secured for the debts of subsidiaries of USD 450 million and USD 200 million and for the debts of equity affiliates of USD 240 million and USD 166 million respectively.

As at December 31, 2007 and 2008, notes receivable of RMB 300 and RMB1,480 were secured for debts of subsidiaries of RMB 300 and RMB1,480, respectively.

33  EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of directors and supervisors for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008				2007	2008
	Fee for	Salaries,
	Directors	Allowances	Contribution
	and	and Other	to Retirement
Name	Supervisors	Benefits	Benefit Scheme	Total	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Chairman:
Mr. Chen Geng(ii)	—	—	—	—	598	797
Mr. Jiang Jiemin	—	—	—	—	916	722

	—	—	—	—	1,514	1,519

Vice Chairman:
Mr. Zhou Jiping	—	495	20	515	—	—
Executive directors:
Mr. Su Shulin(i)	—	—	—	—	—	684
Mr. Duan Wende(iv)	—	353	13	366	824	684
Mr. Liao Yongyuan	—	836	33	869	—	—

	—	1,189	46	1,235	824	1,368

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

	2008				2007	2008
	Fee for	Salaries,
	Directors	Allowances	Contribution
	and	and Other	to Retirement
Name	Supervisors	Benefits	Benefit Scheme	Total	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Non-executive directors:
Mr. Wang Yilin	—	—	—	—	—	—
Mr. Zeng Yukang	—	—	—	—	—	—
Mr. Wang Fucheng	—	—	—	—	—	—
Mr. Wang Guoliang	—	—	—	—	—	—
Mr. Li Xinhua	—	—	—	—	—	—
Mr. Jiang Fan	—	548	21	569	499	461
Mr. Chee-chen Tung	249	—	—	249	264	275
Mr. Liu Hongru	343	—	—	343	349	279
Mr. Li Yongwu (iii)	197	—	—	197	—	—
Mr. Cui Junhui	331	—	—	331	—	—
Mr. Franco Bernabè	243	—	—	243	257	259

	1,363	548	21	1,932	1,369	1,274

Supervisors:
Mr. Chen Ming	—	—	—	—	—	—
Mr. Wen Qingshan	—	—	—	—	—	—
Mr. Sun Xianfeng	—	—	—	—	—	—
Mr. Yu Yibo	—	—	—	—	—	—
Mr. Xu Fengli(ii)	—	—	—	—	264	459
Mr. Wang Yawei	—	—	—	—	—	—
Mr. Qin Gang	—	490	31	521	469	295
Ms. Wang Shali	—	—	—	—	—	—
Mr. Li Yongwu(iii)	110	—	—	110	315	330
Mr. Zhang Jinzhu(iv)	—	193	13	206	333	—
Mr. Wu Zhipan	234	—	—	234	319	330
Mr. Li Yuan	124	—	—	124	—	—

	468	683	44	1,195	1,700	1,414

	1,831	2,915	131	4,877	5,407	5,575

(i)	No longer a director since November 24, 2006.

(ii)	No longer a director or supervisor since May 16, 2007.

(iii)	Elected as an independent non-executive director in May 16, 2008 and no longer a supervisor since then.

(iv)	No longer an executive director or a supervisor since May 16, 2008.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

The emoluments of the directors and supervisors fall within the following bands (including directors and supervisors whose term expired during the year):

	2008	2007	2006
	Number	Number	Number

RMB Nil-RMB 1 million	25	20	20

Fees for directors and supervisors disclosed above included RMB813 thousand, RMB870 thousand and RMB1,363 thousand respectively, for the years ended December 31, 2006, 2007 and 2008 paid to independent non-executive directors.

None of the directors and supervisors has waived their remuneration during the years indicated above.

The five highest paid individuals in the Group for each of the years indicated above were also directors or supervisors and their emoluments are reflected in the analysis shown above.

During 2006, 2007 and 2008, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

The Company adopted a share-based compensation scheme which is a share appreciation rights arrangement payable in cash to the recipients upon exercise of the rights which became effective upon the listing of the H shares of the Company on April 7, 2000. Directors, supervisors and senior executives of the Company were eligible for the scheme and the rights granted thereunder were exercisable from April 8, 2003 to April 7, 2008. The exercise price was the price of the H share as at the initial public offering, being HK$1.28 per share.

As at April 7, 2008 (being the expiry date of the exercise of the share appreciation rights), none of the holders of the share appreciation rights exercised their rights. The Company therefore derecognized the liability previously accrued of RMB1,400 million in the financial statements of the Group for the year ended December 31, 2008.

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

The Chemicals and Marketing segment is engaged in the production and sale of basic and derivative petrochemical products, and other chemical products.

The Natural Gas and Pipeline segment is engaged in the sale of natural gas and the transmission of natural gas, crude oil and refined products.

In addition to these four major business segments, the Other segment includes the assets, liabilities, income and expenses relating to cash management, financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

The accounting policies of the operating segments are the same as those described in Note 3 — “Summary of Principal Accounting Policies”.

Operating segment information for the years ended December 31, 2006, 2007 and 2008 is presented below:

Primary reporting format — business segments

	Exploration	Refining	Chemicals	Natural
	and	and	and	Gas and
Year Ended December 31, 2006	Production	Marketing	Marketing	Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Sales and other operating revenues	425,641	543,299	82,791	38,917	1,080	1,091,728
Less: Intersegment sales	(342,386)	(44,806)	(7,983)	(5,617)	(424)	(401,216)

Total sales and other operating revenues from external customers	83,255	498,493	74,808	33,300	656	690,512

Depreciation, depletion and amortization	(37,692)	(12,235)	(6,417)	(5,263)	(548)	(62,155)
Segment result	234,470	(5,361)	8,208	9,470	(3,058)	243,729
Other costs	(12,689)	(23,803)	(3,150)	(484)	(3,706)	(43,832)

Income/(loss) from operations	221,781	(29,164)	5,058	8,986	(6,764)	199,897

Finance costs						(853)
Income from equity affiliates and jointly controlled entities	1,318	333	38	1	16	1,706

Income before income taxes						200,750
Income taxes						(50,602)

Income for the year						150,148

Interest income	4,935	1,471	634	157	7,171	14,368
Less: Intersegment interest income						(12,220)

Interest income from external entities						2,148

Interest expense	(5,096)	(3,790)	(679)	(1,614)	(4,314)	(15,493)
Less: Intersegment interest expense						12,220

Interest expense to external entities						(3,273)

Segment assets	491,161	246,828	79,964	75,432	638,616	1,532,001
Elimination of intersegment balances						(686,285)
Investments in equity affiliates and jointly controlled entity	26,996	5,587	153	20	69	32,825

Total assets						878,541

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

	Exploration	Refining	Chemicals	Natural
	and	and	and	Gas and
Year Ended December 31, 2006	Production	Marketing	Marketing	Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Segment capital expenditure — for property, plant and equipment	105,691	19,206	10,681	11,309	2,358	149,245
Segment liabilities	182,938	116,002	27,092	43,616	170,152	539,800
Other liabilities						44,023
Elimination of intersegment balances						(327,454)

Total liabilities						256,369

	Exploration	Refining	Chemicals	Natural
	and	and	and	Gas and
Year Ended December 31, 2007	Production	Marketing	Marketing	Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Sales and other operating revenues	471,928	670,844	102,718	50,066	1,718	1,297,274
Less: Intersegment sales	(378,888)	(63,766)	(11,009)	(6,610)	(648)	(460,921)

Total sales and other operating revenues from external customers	93,040	607,078	91,709	43,456	1,070	836,353

Depreciation, depletion and amortization	(43,582)	(11,196)	(5,923)	(5,926)	(647)	(67,274)
Segment result	221,995	9,329	13,256	13,057	(3,388)	254,249
Other costs	(14,492)	(30,009)	(5,425)	(562)	(2,990)	(53,478)

Income/(loss) from operations	207,503	(20,680)	7,831	12,495	(6,378)	200,771

Finance costs						(2,256)
Income from equity affiliates and jointly controlled entities	5,905	477	41	2	17	6,442

Income before income taxes						204,957
Income taxes						(49,781)

Income for the year						155,176

Interest income	7,455	2,021	804	122	8,846	19,248
Less: Intersegment interest income						(17,149)

Interest income from external entities						2,099

Interest expense	(7,501)	(4,695)	(901)	(1,720)	(5,936)	(20,753)
Less: Intersegment interest expense						17,149

Interest expense to external entities						(3,604)

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

	Exploration	Refining	Chemicals	Natural
	and	and	and	Gas and
Year Ended December 31, 2007	Production	Marketing	Marketing	Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Segment assets	556,608	274,435	94,976	80,252	819,153	1,825,424
Elimination of intersegment balances						(784,268)
Investments in equity affiliates and jointly controlled entities	21,023	4,973	138	17	68	26,219
Other assets						305

Total assets						1,067,680

Segment capital expenditure — for property, plant and equipment	135,060	26,546	8,165	11,003	1,613	182,387
Segment liabilities	226,676	145,263	33,389	39,790	188,774	633,892
Other liabilities						43,769
Elimination of intersegment balances						(392,081)

Total liabilities						285,580

	Exploration	Refining	Chemicals	Natural
	and	and	and	Gas and
Year Ended December 31, 2008	Production	Marketing	Marketing	Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Sales and other operating revenues	624,909	886,472	110,850	63,315	1,418	1,686,964
Less: Intersegment sales	(500,522)	(96,490)	(11,929)	(6,706)	(171)	(615,818)

Total sales and other operating revenues from external customers	124,387	789,982	98,921	56,609	1,247	1,071,146

Depreciation, depletion and amortization	(58,771)	(20,260)	(8,407)	(6,310)	(855)	(94,603)
Segment result	257,056	(63,684)	3,664	16,765	(7,439)	206,362
Other costs	(16,858)	(19,286)	(6,541)	(708)	(3,669)	(47,062)

Income/(loss) from operations	240,198	(82,970)	(2,877)	16,057	(11,108)	159,300

Finance costs						(1,770)
Income from equity affiliates and jointly controlled entities	4,556	(293)	12	5	19	4,299

Income before income taxes						161,829
Income taxes						(35,178)

Income for the year						126,651

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

	Exploration	Refining	Chemicals	Natural
	and	and	and	Gas and
Year Ended December 31, 2008	Production	Marketing	Marketing	Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Interest income	9,506	3,692	985	352	7,165	21,700
Less: Intersegment interest income						(19,426)

Interest income from external entities						2,274

Interest expense	(9,307)	(7,144)	(1,127)	(1,540)	(3,271)	(22,389)
Less: Intersegment interest expense						19,426

Interest expense to external entities						(2,963)

Segment assets	660,358	394,158	111,023	121,368	973,128	2,260,035
Elimination of intersegment balances						(1,095,243)
Investments in equity affiliates and jointly controlled entities	23,946	4,757	114	20	49	28,886
Other assets						496

Total assets						1,194,174

Segment capital expenditure — for property, plant and equipment	157,031	20,274	15,319	36,848	2,742	232,214
Segment liabilities	262,904	185,207	34,485	53,294	334,972	870,862
Other liabilities						27,646
Elimination of intersegment balances						(551,460)

Total liabilities						347,048

Note (a) —	Intersegment sales are conducted principally at market prices.

Note (b) —	Segment result is income from operations before other costs. Other costs include selling, general and administrative expenses and other incomes/(expenses), net.

Note (c) —	Segment results for the years ended December 31, 2006, 2007 and 2008 include impairments of property, plant and equipment (Note 17).

Note (d) —	Other assets mainly include deferred tax assets.

Note (e) —	Other liabilities mainly include income taxes payable, other taxes payable and deferred tax liabilities.

Note (f) —	Elimination of intersegment balances represents elimination of intersegment accounts and investments.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

Secondary reporting format — geographical segments

	Revenue			Total Assets			Capital Expenditure
Year Ended December 31,	2006	2007	2008	2006	2007	2008	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

PRC	665,278	807,712	1,015,160	816,973	985,426	1,095,068	142,870	172,016	221,953
Other	25,234	28,641	55,986	61,568	82,254	99,106	6,675	10,371	10,261

	690,512	836,353	1,071,146	878,541	1,067,680	1,194,174	149,545	182,387	232,214

35  PRINCIPAL SUBSIDIARIES

The principal subsidiaries of the Group are:

				Attributable
	Country of	Paid-Up	Type of	Equity
Company Name	Incorporation	Capital	Legal Entity	Interest %	Principal Activities

Daqing Oilfield Company Limited	PRC	RMB47,500	Limited liability company	100.00	Exploration, production and sale of crude oil and natural gas
Daqing Yu Shu Lin Oilfield Company Limited	PRC	RMB1,272	Limited liability company	88.16	Exploration, production and sale of crude oil and natural gas
CNPC Exploration and Development Company Limited	PRC	RMB16,100	Limited liability company	50.00	Exploration, production and sale of crude oil and natural gas in and outside the PRC
PetroKazakhstan Inc. (Note 18)	Canada	US Dollar 1,265	Joint stock company with limited liability	67.00	Exploration, production and sale of crude oil and natural gas outside the PRC
PetroChina Hong Kong Limited(i)	Hong Kong	HK Dollar 7,592	Limited liability company	100.00	Investment holding and the principal activities of its subsidiaries, the equity affiliates and the jointly controlled entities are the exploration, production and sale of crude oil and natural gas in and outside the PRC

(i)	On August 27, 2008, the Board of Directors of the Company approved the acquisition by the Company of a 100% interest in Sun World Limited (a company incorporated in the British Virgin Islands) through its wholly owned subsidiary PetroChina Hong Kong Limited and PetroChina Hong Kong (BVI) Ltd from CNPC through its wholly owned subsidiary China Petroleum Hongkong (Holding) Limited for consideration of HK$7,592 (approximately RMB6,693) and the acquisition was completed on December 18, 2008 on which Sun World Limited directly held 2,513,917,342 shares of CNPC (Hong Kong) Limited (a company incorporated in Bermuda and the shares of which are listed on The Stock Exchange of Hong Kong), representing approximately 56.66% of the issued share capital of CNPC (Hong Kong) Limited.

The acquisition is a business combination under common control since the Company and Sun World Limited are under the common control of CNPC. As a result, the Company accounted for the acquisition in a manner similar to a uniting of interests, whereby the assets and liabilities acquired are accounted for at carryover predecessor values to CNPC (net assets of HK$6,038 or approximately RMB5,323 at the effective date).

The consolidated financial statements have been restated to give effect to the acquisition with all periods presented as if the operations of the Group and Sun World Limited have always been combined. The difference between the consideration of RMB6,693 and the net assets of Sun World Limited acquired has been adjusted against equity.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

The summarized results of operations for the years ended December 31, 2006 and 2007 and the financial position as at December 31, 2007 for the separate entities and on a consolidation basis are set out below:

	The Group
	(as previously	Sun World
	reported)	Limited	Consolidated
	RMB	RMB	RMB

Results of operations of 2006:
Revenue	688,978	4,301	690,512
Income for the year	149,397	3,114	150,148
Basic and diluted net income per share for income attributable to equity holders of the Company (RMB)	0.79	0.01	0.80
Results of operations of 2007:
Revenue	835,037	3,753	836,353
Income for the year	155,229	2,824	155,176
Basic and diluted net income per share for income attributable to equity holders of the Company (RMB)	0.81	0.01	0.82
Financial position as at December 31, 2007:
Total assets	1,060,131	11,642	1,067,680
Total liabilities	283,784	1,711	285,580
Net assets	776,347	9,931	782,100

Pursuant to the resolutions passed at the Board of Directors’s meeting held on October 26, 2005, the Company offered to acquire all of the outstanding shares from the minority shareholders of the following entities of the Group. These transactions were completed prior to December 31, 2007.

Equity
	Number of	Purchase	Number of	Total Cash	Interest Held
	Outstanding	Price per	Shares	Consideration	after the
Entity Name	Shares	Share	Acquired	Paid	Acquisition%

Jinzhou PetroChemical Company Limited (“JCPL”)	150,000,000 A shares	RMB4.25 yuan per A share	150,000,000 A shares as of June 30, 2007	RMB638 as of December 31, 2007	100.00	JCPL was delisted from the Shenzhen Stock Exchange on January 4, 2006.
In November 2007, the Liaoning Administration for Industry and Commerce approved JCPL’s deregistration as an incorporated company.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

					Equity
	Number of	Purchase	Number of	Total Cash	Interest Held
	Outstanding	Price per	Shares	Consideration	after the
Entity Name	Shares	Share	Acquired	Paid	Acquisition%

Jilin Chemical Industrial Company Limited (“JCIC”)	200,000,000 A shares	RMB5.25 yuan per A share	200,000,000 A shares as of December 31, 2007	RMB3,862 as of December 31, 2007	100.00	JCIC was delisted from the Shenzhen Stock Exchange on February 20, 2006.
	964,778,000 H shares (including American Depositary Shares) (“ADS”)	HK$2.80 per H share	964,778,000 H shares (including ADS) as of December 31, 2007			JCIC was delisted from the Stock Exchange of Hong Kong Limited and the New York Stock Exchange on January 23, 2006 and February 15, 2006, respectively.
						In December 2007, the Jilin Administration for Industry and Commerce approved JCIC’s deregistration as an incorporated company.
Liaohe Jinma Oilfield Company Limited (“LJOCL”)	200,000,000 A shares	RMB8.80 yuan per A share	200,000,000 A shares as of June 30, 2007	RMB1,763 as of December 31, 2007	100.00	LJOCL was delisted from the Shenzhen Stock Exchange on January 4, 2006.
						In May 2007, the Liaoning Administration for Industry and Commerce approved LJOCL’s deregistration as an incorporated company.

The excess of the cost of purchase over the carrying value of the underlying assets and liabilities of the above non-wholly owned principal subsidiaries and other non-wholly subsidiaries acquired was recorded in equity, and this amounted to RMB2,156 and RMB113 for the years ended December 31, 2006 and 2007, respectively.

36  GOVERNMENT GRANTS

Government grants amounted to RMB611, RMB1,197 and RMB16,914 for the years ended December 31, 2006, 2007 and 2008, respectively. Government grants primarily comprise financial support measures provided by the PRC government to ensure supply of crude oil and refined products in the domestic market implemented from 2008.

37  EVENTS AFTER THE BALANCE SHEET DATE

On January 13, 2009, the Company issued the first tranche of its medium-term notes for the year 2009 amounting to RMB15 billion for a term of 3 years at an interest rate of 2.70% per annum.

On March 19, 2009, the Company issued the second tranche of its medium-term notes for the year 2009 amounting to RMB15 billion for a term of 3 years at an interest rate of 2.28% per annum.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

At the Annual General Meeting for the Year 2008 on May 12, 2009, the shareholders approved the granting of a general mandate to the Board of Directors to issue debt financing instruments in the aggregate principal amount of up to RMB100 billion on the terms and conditions to be determined by the Board of Directors.

38  APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved for issuance by the Board of Directors on March 25, 2009 and approved by the Company’s shareholders at the annual general meeting held on May 12, 2009.

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

Results of Operations

	Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Sales and other operating revenues
Sales to third parties	83,255	93,040	124,387
Intersegment sales	316,421	339,436	433,384

	399,676	432,476	557,771
Production costs excluding taxes	(55,563)	(63,257)	(74,879)
Exploration expenses	(18,827)	(20,956)	(21,879)
Depreciation, depletion and amortization	(32,163)	(37,022)	(50,827)
Taxes other than income taxes	(41,896)	(56,554)	(105,813)
Accretion expense	(796)	(1,202)	(1,746)

Income before income taxes	250,431	253,485	302,627
Income taxes	(66,335)	(58,245)	(62,322)

Results of operations from producing activities	184,096	195,240	240,305

Income from producing activities of equity affiliates and jointly controlled entities	4,402	5,244	9,872

Capitalized Costs

	Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Property costs	—	—	—
Producing assets	431,057	504,199	592,122
Support facilities	150,149	171,590	197,919
Construction-in-progress	25,519	43,097	59,078

Total capitalized costs	606,725	718,886	849,119
Accumulated depreciation, depletion and amortization	(237,407)	(269,242)	(317,233)

Net capitalized costs	369,318	449,644	531,886

Share of net capitalized costs of equity affiliates and jointly controlled entities	25,043	14,191	17,237

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

Costs Incurred in Property Acquisitions, Exploration and Development Activities

	Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Property acquisition costs	—	—	—
Exploration costs	30,975	36,420	37,668
Development costs	79,902	96,449	124,855

Total	110,877	132,869	162,523

Share of costs of property acquisition, exploration, and development of equity affiliates and jointly controlled entities	4,303	2,798	4,003

Proved Reserve Estimates

Oil and gas proved reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgment. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves.

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

The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. However, in accordance with a special approval from the State Council, the Ministry of Land and Resources issued production licenses effective from March 2000 to the Group for all of its crude oil and natural gas reservoirs with terms similar to the projected productive life of those reservoirs, ranging up to 55 years. Production licenses to be issued to the Group in the future will be subject to the 30-year limit unless additional special approvals can be obtained from the State Council. Each of the Group’s production licenses is renewable upon application by the Group 30 days prior to expiration. Future oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses.

Proved reserve estimates as of December 31, 2006, 2007 and 2008 were based on reports prepared by DeGolyer and MacNaughton and Gaffney, Cline & Associates, independent engineering consultants. The Group’s reserve estimates were prepared for each oil and gas field within oil and gas regions and adjusted for the estimated

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

effects of using prices and costs prevailing at the end of the period. The Company’s reserve estimates include only crude oil and natural gas, which the Company believes can be reasonably produced within the current terms of production licenses.

Estimated quantities of net proved oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

	Crude Oil and
	Condensate	Natural Gas
	(Millions of barrels)	(Billions of cubic feet)

Proved developed and undeveloped
Reserves at January 1, 2006	11,536	48,123
Changes resulting from:
Revisions of previous estimates	197	686
Improved recovery	81	—
Extensions and discoveries	635	6,248
Production	(831)	(1,588)

Reserves at December 31, 2006	11,618	53,469

Changes resulting from:
Revisions of previous estimates	84	(1,062)
Improved recovery	79	—
Extensions and discoveries	764	6,331
Production	(839)	(1,627)

Reserves at December 31, 2007	11,706	57,111

Changes resulting from:
Revisions of previous estimates(i)	(574)	(637)
Improved recovery	75	—
Extensions and discoveries	885	6,579
Production	(871)	(1,864)

Reserves at December 31, 2008	11,221	61,189

Proved developed reserves at:
December 31, 2006	9,185	22,564
December 31, 2007	9,047	26,047
December 31, 2008	8,324	26,667
Proportional interest in proved reserves of equity affiliates and jointly controlled entities
December 31, 2006	543	105
December 31, 2007	141	79
December 31, 2008	372	65

(i)	The revision to previous estimates during the current year is mainly due to a significant change in crude oil prices used in estimating proved reserves at December 31, 2008.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

At December 31, 2008, 10,576 million barrels of crude oil and condensate and 60,247 billion cubic feet of natural gas proved developed and undeveloped reserves are located within China and 645 million barrels of crude oil and condensate and 942.6 billion cubic feet of natural gas proved developed and undeveloped reserves are located overseas.

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

The standardized measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2006, 2007 and 2008 is as follows:

RMB

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

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

RMB

At December 31, 2008
Future cash inflows from sales of oil and gas	4,426,893
Future production costs	(1,521,416)
Future development costs	(381,498)
Future income tax expense	(522,158)

Future net cash flows	2,001,821
Discount at 10% for estimated timing of cash flows	(1,046,896)

Standardized measure of discounted future net cash flows	954,925

Share of standardized measure of discounted future net cash flows of equity affiliates and jointly controlled entities
At December 31, 2006	59,825
At December 31, 2007	33,543
At December 31, 2008	17,912

Future net cash flows were estimated using period-end prices and costs, and currently enacted tax rates.

Changes in the standardized measure of discounted net cash flows for the Group for each of the years ended December 31, 2006, 2007 and 2008 are as follows:

	Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

CHANGES IN STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
Beginning of the year	1,386,194	1,155,345	1,822,070
Sales and transfers of oil and gas produced, net of production costs	(328,001)	(309,269)	(375,269)
Net changes in prices and production costs and other	(317,593)	804,330	(1,448,443)
Extensions, discoveries and improved recovery	166,249	256,476	139,058
Development costs incurred	(47,551)	(39,031)	67,673
Revisions of previous quantity estimates	32,306	(3,567)	(46,105)
Accretion of discount	200,771	171,389	260,643
Net change in income taxes	62,970	(213,603)	535,298

End of the year	1,155,345	1,822,070	954,925