Form 20-F
period 2009-12-31
PETROCHINA CO LTD
filed 2010-06-25
CIK 1108329

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009.
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

Li Hualin
Telephone number: 8610 59986223
Facsimile number: 8610 62099557
Email address: suxinliang@petrochina.com.cn
Address: 9 Dongzhimen North Street, Dongcheng District, Beijing 100007 The People’s Republic of China
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

A Shares, par value RMB1.00 per share***	161,922,077,818(1)
H Shares, par value RMB1.00 per share	21,098,900,000****

(1):	Includes 157,764,597,259 A Shares held by CNPC and 4,157,480,559 A Shares held by the public shareholders.

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
Yes ☐      No ☐

*	PetroChina’s H Shares are listed and traded on The Stock Exchange of Hong Kong Limited.
**	Not for trading, but only in connection with the registration of American Depository Shares.
***	PetroChina’s A Shares became listed on the Shanghai Stock Exchange on November 5, 2007.
****	Includes 1,970,667,300 H Shares represented by American Depositary Shares.

CERTAIN TERMS AND CONVENTIONS

Conventions Which Apply to this Annual Report

Unless the context otherwise requires, references in this annual report to:

•	“CNPC” or “CNPC group” are to our parent, China National Petroleum Corporation and its affiliates and subsidiaries, excluding PetroChina, its subsidiaries and its interests in long-term investments, and where the context refers to any time prior to the establishment of CNPC, those entities and businesses which were contributed to CNPC upon its establishment.

•	“PetroChina”, “we”, “our”, “our company”, “the company” and “us” are to:

•	PetroChina Company Limited, a joint stock company incorporated in the People’s Republic of China with limited liability and its subsidiaries and branch companies, or

•	the CNPC group’s domestic crude oil and natural gas exploration and production, refining and marketing, chemicals and natural gas businesses that were transferred to us in the restructuring of the CNPC group in 1999.

•	“PRC” or “China” is to the People’s Republic of China, but does not apply to Hong Kong, Macau or Taiwan for purposes of this annual report.

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

In December 2008, the United States Securities and Exchange Commission (the “SEC“or the “Commission”) announced that it had approved revisions designed to modernize the oil and gas company reserves reporting requirements. The revisions became effective on January 1, 2010. For purposes of this annual report, the oil and gas reserve disclosure rules prior to the effectiveness of the revisions are referred to herein as the “old SEC reserve rules.” The new oil and gas reserve disclosure rules that became effective on January 1, 2010 are referred to herein as the “new SEC reserve rules.” Our reserve-related disclosure as of and for the years ended December 31, 2007 and 2008 comply with the old SEC reserve rules. Our reserve-related disclosure as of and for the year ended December 31, 2009 complies with the new SEC reserve rules.

Conversion Table

1 barrel-of-oil equivalent	= 1 barrel of crude oil	= 6,000 cubic feet of natural gas
1 cubic meter	= 35.315 cubic feet
1 ton of crude oil	= 1 metric ton of crude oil	= 7.389 barrels of crude oil (assuming an API gravity of 34 degrees)

Certain Oil and Gas Terms

Unless the context indicates otherwise, the following terms have the meanings shown below:

“acreage”	The total area, expressed in acres, over which an entity has interests in exploration or production. Net acreage is the entity’s interest, expressed in acres, in the relevant exploration or production area.

“API gravity”	An indication of the density of crude oil or other liquid hydrocarbons as measured by a system recommended by the American Petroleum Institute (API), measured in degrees. The lower the API gravity, the heavier the compound.

“condensate”	Light hydrocarbon substances produced with natural gas that condense into liquid at normal temperatures and pressures associated with surface production equipment.

“crude oil”	Crude oil, including condensate and natural gas liquids.

“developed reserves”	Under the new SEC reserve rules, developed reserves are reserves of any category that can be expected to be recovered:

(i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

“development cost”	For a given period, costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas.

“finding cost”	For a given period, costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells and exploratory-type test wells. Finding cost is also known as exploration cost.

“lifting cost”	For a given period, costs incurred to operate and maintain wells and related equipment and facilities, including applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities. Lifting cost is also known as production cost.

“natural gas liquids”	Hydrocarbons that can be extracted in liquid form together with natural gas production. Ethane and pentanes are the predominant components, with other heavier hydrocarbons also present in limited quantities.

“offshore”	Areas under water with a depth of five meters or greater.

“onshore”	Areas of land and areas under water with a depth of less than five meters.

“primary distillation capacity”	At a given point in time, the maximum volume of crude oil a refinery is able to process in its basic distilling units.

“proved developed reserves”	Under the old SEC reserve rules, proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

“proved reserves”	Under the new SEC reserve rules, proved reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible — from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations — prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Under the old SEC reserve rules, proved reserves are estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not of escalations based upon future conditions.

“proved undeveloped reserves”	Under the old SEC reserve rules, proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

“reserve-to-production ratio”	For any given well, field or country, the ratio of proved reserves to annual production of crude oil or, with respect to natural gas, to wellhead production excluding flared gas.

“sales gas”	Marketable production of gas on an “as sold” basis, excluding flared gas, injected gas and gas consumed in operations.

“undeveloped reserves”	Under the new SEC reserve rules, undeveloped reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

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

ITEM 3 — KEY INFORMATION

Exchange Rates

The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each month during the previous six months and the most recent practicable date:

	Noon Buying Rate(1)
	High	Low
	(RMB per US$)

December 2009	6.8299	6.8244
January 2010	6.8295	6.8258
February 2010	6.8330	6.8258
March 2010	6.8270	6.8254
April 2010	6.8275	6.8240
May 2010	6.8310	6.8245
June 2010 (ending as of June 18)	6.8323	6.8267

(1)	The exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

Average Noon Buying Rates(1)

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2005, 2006, 2007, 2008 and 2009, calculated by averaging the noon buying rates on the last day of each month during the relevant year:

Average Noon
Buying Rate
(RMB per US$)

2005	8.1826
2006	7.9579
2007	7.5806
2008	6.9193
2009	6.8295

(1)	For periods prior to January 1, 2009, the exchange rates reflect the noon buying rates as reported by the Federal Reserve Bank of New York. For periods after January 1, 2009, the exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

Selected Financial Data

Historical Financial Information

You should read the selected historical financial data set forth below in conjunction with the consolidated financial statements of PetroChina and their notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected historical income statement and cash flow data for the years ended December 31, 2007, 2008 and 2009 and the selected historical statement of financial position data as of December 31, 2008 and 2009 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected historical income statement data and cash flow data for the years ended December 31, 2005 and 2006 and the selected statement of financial position data as of December 31, 2005, 2006 and 2007 set forth below are derived from our audited financial statements not included in this annual report. Our consolidated financial statements were prepared in accordance with IFRS as issued by the International Accounting Standards Board. The financial information included in this section may not necessarily reflect our results of operations, financial position and cash flows in the future.

	Year Ended December 31,(1)
	2005	2006	2007	2008	2009
			RMB	RMB	RMB
	RMB	RMB
	(In millions, except for per share and per ADS data)

Income Statement Data
Turnover	554,063	691,448	837,542	1,072,604	1,019,275

Operating expenses
Purchases, services and other	(199,317)	(270,112)	(369,786)	(562,851)	(492,472)
Employee compensation costs	(29,770)	(39,292)	(50,940)	(62,167)	(65,977)
Exploration expenses, including exploratory dry holes	(15,569)	(18,827)	(20,956)	(21,879)	(19,398)
Depreciation, depletion and amortization	(51,803)	(62,155)	(67,423)	(94,759)	(92,259)
Selling, general and administrative expenses	(36,650)	(43,400)	(52,389)	(59,617)	(65,423)
Taxes other than income taxes	(23,997)	(57,208)	(73,806)	(124,132)	(135,465)
Other (expenses)/incomes, net	(3,083)	(430)	(1,225)	12,372	(4,837)

Total operating expenses	(360,189)	(491,424)	(636,525)	(913,033)	(875,831)

Profit from operations	193,874	200,024	201,017	159,571	143,444

Share of profit of affiliates and jointly controlled entities	2,002	1,686	6,445	4,290	1,184

	Year Ended December 31,(1)
	2005	2006	2007	2008	2009
			RMB	RMB	RMB
	RMB	RMB
	(In millions, except for per share and per ADS data)

Exchange gain (loss), net	85	272	(751)	(1,081)	(783)
Interest income	2,036	2,148	2,101	2,277	1,459
Interest expense	(2,929)	(3,328)	(3,673)	(3,044)	(5,272)

Profit before income tax expense	195,068	200,802	205,139	162,013	140,032
Income tax expense	(54,912)	(50,615)	(49,802)	(35,211)	(33,473)

Profit for the year	140,156	150,187	155,337	126,802	106,559

Other comprehensive income/(loss)
Foreign currency translation difference	(799)	(358)	(1,852)	(2,676)	(3,500)
Income/(loss) from the change in the fair value of the financial assets available for sale	83	(4)	395	(340)	191
Income tax relating to components of other comprehensive income/(loss)	(28)	2	(87)	67	(38)

Other comprehensive loss (after tax net)	(744)	(360)	(1,544)	(2,949)	(3,347)

Total comprehensive income for the year	139,412	149,827	153,793	123,853	103,212

Profit for the year attributable to:
Owners of the company	134,381	143,498	146,796	114,453	103,387
Non-controlling interest	5,775	6,689	8,541	12,349	3,172

	140,156	150,187	155,337	126,802	106,559

Basic and diluted earnings per share for profit
attributable to owners of the company(2)	0.76	0.80	0.82	0.63	0.56
Basic and diluted earnings per ADS for profit
attributable to owners of the company(3)	76.02	80.16	81.69	62.54	56.49

	As of December 31,(1)
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB
	(In millions, except for per share and per ADS data)

Statement of Financial Position Data
Inventories	62,782	76,081	88,507	90,670	114,781
Cash and cash equivalents	83,034	50,869	68,817	33,150	86,925
Total current assets	178,926	165,778	235,902	224,946	294,383
Total non-current assets	606,483	714,509	833,709	971,289	1,155,905
Total current liabilities	156,878	181,993	200,150	265,651	388,553
Total non-current liabilities	81,862	75,675	86,742	82,744	154,034
Equity attributable to owners of the company	517,921	590,414	738,246	790,910	847,223
Non-controlling interest	28,748	32,205	44,473	56,930	60,478
Total equity	546,669	622,619	782,719	847,840	907,701
Share capital	179,021	179,021	183,021	183,021	183,021
Other Financial Data
Dividend per share	0.34	0.36	0.36	0.28	0.25
Dividend per ADS	33.80	35.75	36.25	28.14	25.42
Capital expenditures	(125,814)	(149,493)	(182,678)	(232,377)	(266,836)

	As of December 31,(1)
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB
	(In millions, except for per share and per ADS data)

Cash Flow Data
Net cash flows from operating activities	207,656	202,701	207,633	172,465	261,972
Net cash flows used for investing activities	(91,445)	(159,065)	(183,656)	(211,797)	(261,453)
Net cash flows from/used in financing activities	(46,083)	(75,385)	(5,838)	3,777	53,077

(1)	Due to business combinations under common control completed in 2005, 2008 and 2009, the relevant financial statements of our company have been restated in a manner similar to a uniting of interests whereby the assets and liabilities acquired are accounted for at carryover predecessor values to the other party to the business combination with all periods presented as if our operations and the business acquired have always been combined. The difference between the consideration paid by us and the net assets or liabilities of the business acquired is adjusted against equity.

(2)	The basic and diluted earnings per share for the year ended December 31, 2005 was calculated by dividing the net profit with the weighted average number of 176,770 million shares issued and outstanding for the year presented. The basic and diluted earnings per share for the year ended December 31, 2006 was calculated by dividing the net profit with the number of 179,021 million shares issued and outstanding for the year presented. The basic and diluted earnings per share for the year ended December 31, 2007 was calculated by dividing the net profit with the weighted average number of 179,700 million shares issued and outstanding for the year presented. The basic and diluted earnings per share for the year ended December 31, 2008 was calculated by dividing the net profit with the number of 183,021 million shares issued and outstanding for the year presented. The basic and diluted earnings per share for the year ended December 31, 2009 was calculated by dividing the net profit with the number of 183,021 million shares issued and outstanding for the year presented.

(3)	The basic and diluted earnings per ADS for the year ended December 31, 2005 was calculated by dividing net profit with the weighted average number of 176,770 million shares issued and outstanding for the year presented, each ADS representing 100 H Shares. The basic and diluted earnings per ADS for the year ended December 31, 2006 was calculated by dividing the net profit with the weighted average number of 179,021 million shares issued and outstanding for the year presented, each ADS representing 100 H Shares. The basic and diluted earnings per ADS for the year ended December 31, 2007 was calculated by dividing the net profit with the weighted average number of 179,700 million shares issued and outstanding for the year presented, each ADS representing 100 H Shares. The basic and diluted earnings per ADS for the year ended December 31, 2008 was calculated by dividing the net profit with the number of 183,021 million shares issued and outstanding for the year presented, each ADS representing 100 H Shares. The basic and diluted earnings per ADS for the year ended December 31, 2009 was calculated by dividing the net profit with the number of 183,021 million shares issued and outstanding for the year presented, each ADS representing 100 H Shares.

Risk Factors

Our business is primarily subject to various changing competitive, economic and social conditions in the PRC. Such changing conditions entail certain risks, which are described below.

•	The global financial crisis and economic downturn have adversely affected economies and businesses around the world, including in China. Due to the global economical downturn and a decrease in consumer demand, the economic situation in China has been quite severe since the second half of 2008. Although the Chinese economy has recovered recently, it is uncertain whether such recovery will continue into the rest of 2010 and beyond. Any recurrence of the global financial crisis which may be sparked by the recent market volatility attributed to concerns over several European countries including Greece, Portugal, Ireland and Spain may cause a further decline in the PRC economy. This change in the macro-economic conditions has and is expected to continue to have an adverse impact on our business and operations. Our profitability may be adversely affected due to the low growth in oil and gas demand. We have experienced pricing pressure on

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

•	In early 2003, several regions in Asia, including Hong Kong and China, were affected by the outbreak of SARS. Furthermore, in early 2008, severe snowstorms hit many areas of China and particularly affected southern China. Additionally, in May 2008, a major earthquake struck China’s populous Sichuan Province, causing great loss of life, numerous injuries, property loss and disruption to the local economy. Finally, in April 2009, an outbreak of H1N1 influenza occurred in Mexico and the United States and human cases of swine flu were and continue to be discovered in China and Hong Kong. Any future outbreak of SARS, avian flu or similar adverse public health development or an increase in the severity of H1N1 influenza or other contagious diseases, extreme unexpected bad weather or severe natural disasters would adversely affect our business and operating results.

•	Our operations are affected by the volatility of prices for crude oil and refined products. We and China Petroleum and Chemical Corporation, or Sinopec, set our crude oil median prices monthly based on the Singapore trading prices for crude oil. In 2006, the PRC government, under its macroeconomic controls, introduced a mechanism for determining domestic prices of refined products. On December 18, 2008, the PRC government further modified this mechanism by linking the domestic prices of refined oil products to a number of factors, including international market prices, average domestic processing cost, tax, selling expenses and appropriate profit margin. Historically, international prices for crude oil and refined products have fluctuated widely in response to changes in many factors, such as global and regional economic and political developments, and global and regional supply and demand for crude oil and refined products. We do not have, and will not have, control over the factors affecting international prices for crude oil and refined products. A decline in crude oil prices will reduce our crude oil revenues derived from external customers. If crude oil prices remain at a low level for a prolonged period, our company has to determine and estimate whether our oil and gas assets may suffer impairment losses and, if so, the amount of the impairment losses. An increase in crude oil prices may, however, increase the production costs of refined products. In addition, a decline in refined products prices will reduce our revenue derived from refining operations. An increase in the refined products prices, however, will increase the production costs of chemical products which use refined products as raw materials.

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

•	The crude oil and natural gas reserve data in this annual report are only estimates. The reliability of reserve estimates depends on a number of factors, assumptions and variables, such as the quality and quantity of our technical and economic data and the prevailing oil and gas prices applicable to our production, some of which are beyond our control and may prove to be incorrect over time. Results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions in our reserve data. Our actual production, revenues and expenditures with respect to our reserves may differ materially from these estimates because of these revisions.

•	Our proved crude oil reserves decreased gradually and modestly from 2001 to 2003 because the decrease in the crude oil reserves in our Daqing and Liaohe oil regions could not be offset by the increase in the crude oil reserves in our oil regions in northwestern China, such as the Xinjiang oil region, the Changqing oil and gas region and the Tarim oil region. Our proved crude oil reserves increased slightly in 2004, 2005, 2006 and 2007 compared to prior years. Our proved crude oil reserves slightly decreased in China in 2008 and 2009 as a result of the lower oil price in 2008 and 2009. We are actively pursuing business opportunities outside China to supplement our domestic resources. For instance, we acquired certain overseas crude oil and natural

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

We maintain insurance coverage against some, but not all, potential losses. We may suffer material losses resulting from uninsurable or uninsured risks or insufficient insurance coverage.

•	As of December 31, 2009, CNPC beneficially owned approximately 86.285% of our share capital. This ownership percentage enables CNPC to elect our entire board of directors without the concurrence of any of our other shareholders. Accordingly, CNPC is in a position to:

•	control our policies, management and affairs;

•	subject to applicable PRC laws and regulations and provisions of our articles of association, affect the timing and amount of dividend payments and adopt amendments to certain of the provisions of our articles of association; and

•	otherwise determine the outcome of most corporate actions and, subject to the regulatory requirements of the jurisdictions in which our shares are listed, cause our company to effect corporate transactions without the approval of minority shareholders.

CNPC’s interests may sometimes conflict with those of some or all of our minority shareholders. We cannot assure you that CNPC, as our controlling shareholder, will always vote its shares in a way that benefits our minority shareholders.

•	CNPC may choose to undertake, without our involvement, overseas investments and operations in the oil and gas industry, including exploration and production of oil and gas, refining and LNG projects. CNPC’s overseas asset portfolio includes oil and gas development projects in Iran and Sudan, which countries are on the sanction list published and administrated by the Office of Foreign Assets Control, or OFAC, of the

U.S. Department of Treasury. Certain U.S.-based investors may not wish to invest, and have proposed or adopted divestment or similar initiatives regarding investments, in companies that do business with countries on OFACs sanction list. These investors may not wish to invest, and may divest their investment, in us because of our relationship with CNPC and its investments and activities in those OFAC sanctioned countries. As a result, the trading prices of our ADSs may be materially and adversely affected.

•	In addition to its relationship with us as our controlling shareholder, CNPC by itself or through its affiliates also provides us with certain services and products necessary for our business activities, such as construction and technical services, production services and supply of material services. The interests of CNPC and its affiliates as providers of these services and products to us may conflict with our interests. Although we have entered into a Comprehensive Products and Services Agreement with CNPC and our transactions with CNPC over the past three years have been conducted on open, fair and competitive commercial terms, we have only limited leverage in negotiating with CNPC and its affiliates over the specific terms of the agreements for the future provision of these services and products.

•	The eastern and southern regions of China have a higher demand for refined products and chemical products than the western and northern regions. Most of our refineries and chemical plants are located in the western and northern regions of China. We incur relatively higher transportation costs for delivery of our refined products and chemical products to certain areas of the eastern and southern regions from our refineries and chemical plants in western and northern China. While we continue to expand the sales of these products in the eastern and southern regions of China, we face strong competition from Sinopec and China National Offshore Oil Corp, or CNOOC. As a result, we expect that we will continue to encounter difficulty in increasing our sales of refined products and chemical products in these regions.

•	We are currently constructing new, and expanding some existing, refinery and petrochemical facilities and constructing several natural gas and oil pipelines, which could require substantial capital expenditures and investments. We cannot assure you that the cash generated by our operations will be sufficient to fund these development plans or that our actual future capital expenditures and investments will not significantly exceed our current planned amounts. If either of these conditions arise, we may have to seek external financing to satisfy our capital needs. Our inability to obtain sufficient funding for our development plans could adversely affect our business, financial condition and results of operations.

•	Compliance with changes in laws, regulations and obligations relating to climate change or environmental protection could result in substantial capital expenditure and reduced profitability from changes in operating costs.

•	We are also subject to a number of risks relating to the PRC and the PRC oil and gas industry. These risks are described as follows:

•	Our operations, like those of other PRC oil and gas companies, are subject to extensive regulations and control by the PRC government. These regulations and control affect many material aspects of our operations, such as exploration and production licensing, industry-specific and product-specific taxes and fees and environmental and safety standards. As a result, we may face significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability. Our business may also be adversely affected by future changes in certain policies of the PRC government with respect to the oil and gas industry. For example, since March 26, 2006, we have been subject to a crude oil special gain levy imposed by the PRC government. On June 1, 2010, the Ministry of Finance and the State Administration of Taxation jointly promulgated a new resource tax regulation for the extraction of crude oil and natural gas. Pursuant to this regulation, effective from June 1, 2010, the resource tax payable by the resource tax payers in connection with their extraction of crude oil and natural gas in Xinjiang shall be collected based on value instead of volume. In the future if the Ministry of Finance and the State Administration of Taxation promulgate similar regulations applicable to any other provinces or regions in China, our results of operations may be adversely affected.

•	Currently, the PRC government must approve the construction and major renovation of significant refining and petrochemical facilities as well as the construction of significant natural gas and refined product pipelines and storage facilities. We presently have several significant projects pending approval from the relevant government authorities and will need approvals from the relevant government authorities in connection with several other significant projects. We do not have control over the timing and outcome of the final project approvals.

•	We receive most of our revenues in Renminbi. A portion of our Renminbi revenues must be converted into other currencies to meet our foreign currency obligations. The existing foreign exchange limitations under the PRC laws and regulations could affect our ability to obtain foreign exchange through debt financing, or to obtain foreign exchange for capital expenditures. The value of Renminbi against U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government introduced a floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. From July 21, 2005 to December 31, 2009, the value of the Renminbi has appreciated significantly against the U.S. dollar. The appreciation of Renminbi against U.S. dollar may cause a decrease in our exportation of our products.

•	A number of provinces and regions in which our oil and gas exploration and production activities are located have promulgated environment protection regulations, which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. We have established standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of these provincial and regional regulations. As to the oil and gas properties that were retired prior to the issuance of such regulations, we believe that the activities required to retire these assets need not to be performed to the level that would be in compliance with the regulations and our internal policy. The costs associated with these activities have not been included in the asset retirement obligations accrued since the issuance of these regulations. However, the governments of these provinces and regions could enact new regulations, amend the current regulations or retroactively apply the relevant requirements. If any of these regulations is determined to be applicable to assets other than those that were retired subsequent to the dates that these regulations were issued, we could be required to incur substantial costs associated with such asset retirement obligations. In addition, there may be additional provincial governments to enact new regulations that may require our company to perform additional asset retirement activities related to the assets retired before the establishment of our company’s internal policy and areas in which these assets were or continue to be located. Such potential new regulations could increase our asset retirement costs.

•	Because PRC laws, regulations and legal requirements dealing with economic matters are relatively new and continue to evolve, and because of the limited volume of published judicial interpretations and the non-binding nature of prior court decisions, the interpretation and enforcement of these laws, regulations and legal requirements involve some uncertainty. Because the PRC Company Law is different in certain important aspects from company laws in the United States, Hong Kong and other common law jurisdictions, and because the PRC securities laws and regulations are still at an early stage of development, you may not enjoy shareholders’ protections that you may be entitled to in other jurisdictions.

•	SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Although our management concluded that our internal control over our financial reporting for the fiscal year ended December 31, 2009 was effective, we may discover other deficiencies in the course of our future evaluation of our internal control over our financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADSs, H Shares or A Shares.

See also “Item 4 — Information on our Company — Regulatory Matters”, “Item 5 — Operating and Financial Review and Prospects”, “Item 8 — Financial Information” and “Item 11 — Quantitative and Qualitative Disclosures About Market Risk”.

ITEM 4 —	INFORMATION ON THE COMPANY

Introduction

History and Development of Our Company

Overview of Our Operations

We are one of the largest companies in China in terms of sales. We are engaged in a broad range of petroleum and natural gas related activities, including:

•	the exploration, development, production and sale of crude oil and natural gas;

•	the refining of crude oil and petroleum products, as well as the production and marketing of basic petrochemical products, derivative chemical products and other chemical products;

•	the marketing and trading of refined oil products; and

•	the transmission of natural gas, crude oil and refined oil products as well as the sale of natural gas.

Prior to 2009, our business consisted of exploration and production segment, refining and marketing segment, chemicals and marketing segment, and natural gas and pipeline segment. We restructured our business segmentation in 2009 by dividing our business into four segments, including exploration and production, refining and chemicals, marketing segment, and natural gas and pipeline. As a result, the refining and chemicals segment now consists of the refining of crude oil and petroleum products, as well as the production and marketing of basic petrochemical products, derivative chemical products and other chemical products. The marketing segment now consists of the marketing and trading of refined oil products.

We are China’s largest producer of crude oil and natural gas. Currently, substantially all of our crude oil and natural gas reserves and production-related assets are located in China. In the year ended December 31, 2009, we had turnover of RMB 1,019,275 million and profit attributable to the owners of our company of RMB 103,387 million.

Our exploration, development and production activities commenced in the early 1950s, when we conducted exploration activities in the Yumen oil region in northwestern China. The discovery of crude oil in 1959 in northeastern China’s Daqing oil region, one of the world’s largest oil regions in terms of proved crude oil reserves, marked the beginning of our large-scale upstream activities. Over more than five decades, we have conducted crude oil and natural gas exploration activities in many regions of China. As of December 31, 2009, we had estimated proved reserves of approximately 11,262.6 million barrels of crude oil and approximately 63,243.8 billion cubic feet of natural gas. We believe that we hold production licenses for a majority of China’s proved crude oil reserves and proved natural gas reserves. In the year ended December 31, 2009, we produced 843.5 million barrels of crude oil and 2,112.2 billion cubic feet of natural gas for sale, representing an average production of 2.31 million barrels of crude oil and 5.79 billion cubic feet of natural gas for sale per day. In the year ended December 31, 2009, a substantial majority of crude oil we sold was supplied to our refineries.

We commenced limited refining activities in the mid-1950s, when we began producing gasoline and diesel at refineries in the Yumen oil region. Our chemicals operations commenced in the early 1950s, when we began producing urea at our first petrochemical plant in Lanzhou in northwestern China. In the early 1960s, we began producing ethylene. We now operate 30 enterprises located in nine provinces, four autonomous regions and three municipalities to engage in refining of crude oil and petroleum products, as well as the production and marketing of basic petrochemical products, derivative chemical products and other chemical products. In 2009, our refineries processed approximately 828.6 million barrels of crude oil or an average of 2.3 million barrels per day. In 2009, we produced approximately 73.2 million tons of gasoline, diesel and kerosene. In 2009, approximately 75.4% of the crude oil processed in our refineries was provided by our exploration and production segment and approximately

23.0% of the crude oil processed in our refineries was imported. We are one of the major producers of ethylene in China. We produced 2,988.9 thousand tons of ethylene in 2009. In 2009, we produced 2,434.1 thousand tons of polyethylene, 1,800.9 thousand tons of polypropylene and 201.8 thousand tons of ABS, respectively.

As of December 31, 2009, our retail distribution network consisted of 16,607 service stations that we own and operate and 655 franchise service stations. In 2009, we sold approximately 101.25 million tons of gasoline, diesel and kerosene in total.

We are China’s largest natural gas transporter and seller in terms of sales volume. Our natural gas transmission and marketing activities commenced in Sichuan in southwestern China in the 1950s. In 2009, our sales of natural gas totaled 2,105.1 billion cubic feet. As of December 31, 2009, we owned and operated regional natural gas pipeline networks consisting of 28,595 kilometers of pipelines. As of December 31, 2009, we owned and operated a crude oil pipeline network consisting of 13,164 kilometers of pipelines with an average daily throughput of approximately 3.03 million barrels of crude oil. As of December 31, 2009, we also had a refined product pipeline network consisting of 8,868 kilometers of pipelines with an average daily throughput of approximately 48,803 tons of refined products.

We have increased our efforts to pursue attractive business opportunities outside China as part of our business growth strategy to utilize both domestic and international resources to strengthen our competitiveness. Since 2005, we have acquired interests in various oil and natural gas assets in twelve countries, including, among others, Kazakhstan, Venezuela and Iraq, which significantly expanded our overseas operations and effectively increased our oil and gas reserves and production volumes. In November 2009, we signed a contract to develop Iraq’s Rumaila oilfield, pursuant to which we hold a 37% stake in the operation of Rumaila project. In January 2010, we entered into a development and production contract in respect of the Halfaya Oilfield in Iraq for a term of 20 years, pursuant to which we own a 37.5% of the participating interest in Halfaya oilfield. We are currently assessing the feasibility of making further investments in international oil and gas markets.

In the year ended December 31, 2009, we imported approximately 326.5 million barrels of crude oil, as compared to 281.1 million barrels and 272.3 million barrels of crude oil in the years ended December 31, 2008 and 2007, respectively.

Acquisitions

On May 15, 2009, PetroChina Kunlun Gas Limited (“Kunlun Gas”), a wholly owned subsidiary of our company, entered into a transfer agreement with each of China Huayou Group Corporation and China Petroleum Pipeline Bureau, wholly owned subordinated entities of CNPC, pursuant to which Kunlun Gas agreed to acquire city gas business from the transferors. The targets of the acquisitions include the equity interests in eight companies held by China Huayou Group Corporation and China Petroleum Pipeline Bureau and relevant assets owned by China Huayou Group Corporation. Upon completion of the acquisition agreement, Kunlun Gas paid the transferors a consideration of approximately RMB1,093.9 million.

On June 18, 2009, an acquisition agreement was entered into between PetroChina West Pipeline Branch Company and CNPC West Pipeline Company Limited, pursuant to which Western Pipeline Branch Company agreed to acquire the western pipeline assets from the transferor. Upon completion of the acquisition on June 30, 2009, the parties referred to the appraised net assets value of the western pipeline assets as at March 31, 2009, the valuation date, and adjusted the consideration by reference to the change in the net asset value of the western pipeline assets for the period from the valuation date to the completion date on a dollar-for-dollar basis. The final consideration paid by our company to the transferor was approximately RMB8,355.4 million.

On August 28, 2009, our company entered into an equity transfer agreement with CNPC Exploration and Development Company Ltd. (“CNPC E&D”) and CNPC Central Asia Petroleum Company Limited (“CNPC Central Asia”), pursuant to which our company agreed to acquire the 100% share capital in South Oil Exploration and Development Co., Ltd. from CNPC E&D and CNPC Central Asia. Upon completion of the acquisition, the company will pay a consideration of approximately RMB2,813.3 million to CNPC E&D and CNPC Central Asia. Such consideration will be adjusted by reference to the final appraised value filed with the State-owned Assets Supervision and Administration Commission. Any net profit or loss incurred during the period from the valuation date to the completion date shall be attributable to the transferors. As at the end of the reporting period, the transaction has not yet been completed.

On August 28, 2009, several asset transfer agreements were entered into between ten of our company’s branch companies and ten subordinated entities of CNPC (including CNPC Daqing Petrochemical Factory), pursuant to which our company agreed to acquire refinery equipment assets from the transferors. Upon completion of the acquisition on November 30, 2009, the parties referred to the appraised net asset value of the refinery equipment assets as at February 28, 2009, the valuation date, and adjusted the consideration by reference to the change in the net asset value of the refinery equipment assets for the period from the valuation date to the completion date on a dollar-for-dollar basis. The final consideration paid by our company to the transferors was approximately RMB11,327.2 million.

On August 28, 2009, PetroChina Amu Darya Natural Gas Exploration and Development (Beijing) Company Limited, a wholly owned subsidiary of the company, and China National Petroleum Corporation International (“CNPCI”), a subsidiary of CNPC, entered into the Contractual Rights Transfer Agreement, pursuant to which we have agreed to acquire from CNPCI the contractual rights under the production sharing contract on the Bagtyiarlyk area at Amu Darya Right Bank in Turkmenistan, and the relevant assets and liabilities formed in the course of CNPCI’s fulfillment of the same. Upon completion of the acquisition, the company will pay the consideration in the sum of approximately US$1,186.5 million (approximately RMB8,106.6 million), of which the company will pay approximately US$350.5 million in cash to CNPCI, and assume bank loans amounting to approximately US$836.0 million owed by CNPCI in the course of performing its obligations under the production sharing contract. The consideration is determined by reference to the valuation results and will be adjusted by reference to the final valuation results filed with the State-owned Assets Supervision and Administration Commission and the change in value of the net asset in connection with this acquisition for the period from the valuation date to the completion date. As at the end of the reporting period, the acquisition has not yet been completed. The Amu Darya Project is an offshore natural gas project cooperation between CNPC and the Government of Turkmenistan on a product sharing basis. The product sharing contract under the Amu Darya Project involves an area of approximately 14,300 square kilometers. The term of the contract is 35 years.

On December 30, 2009, Kunlun Gas, a wholly owned subsidiary of our company, and Daqing Petroleum Administrative Bureau, a wholly owned subordinated entity of CNPC, entered into an asset transfer agreement, pursuant to which Kunlun Gas will acquire the 100% equity interest in Daqing Oilfield Zhongqing Gas Holdings Co., Ltd. held by Daqing Petroleum Administrative Bureau. Upon completion of the acquisition, Kunlun Gas will pay to the Daqing Petroleum Administrative Bureau the consideration in the amount of approximately RMB1,088.1 million, representing the net asset value of the target equity interest as at the date of valuation. This consideration will be adjusted by any gain/loss attributable to the target equity interest which arise between the reference date of valuation and the completion date on the basis of such floor price of the target equity interest as submitted for the open tender by the Daqing Petroleum Administrative Bureau. As at the end of the reporting period, the acquisition has not yet been completed.

In addition, we have launched a series of overseas acquisitions, for example:

•	In May 2009, PetroChina International (Singapore) Pte. Ltd., an indirectly wholly owned subsidiary of our company, acquired from Keppel Oil and Gas Services Pte Ltd approximately 45.51% share capital in Singapore Petroleum Company Limited (“SPC”) and completed the mandatory general cash offer for all the remaining shares in the capital of SPC in October, 2009;

•	In November 2009, Mangistau Investments B.V., a joint venture equally owned by CNPC E&D and JSC National Company “KazMunayGas”, acquired 100% of the common shares of JSC Mangistaumunaigas, which is one of the major oil-producing companies in Kazakhstan. CNPC E&D is 50% owned by our company;

•	In February 2010, PetroChina International Investment Company Limited, a subsidiary of our company, and Canada’s Athabasca Oil Sands Corp. (“AOSC”) entered into a share purchase agreement, a joint venture agreement, a shareholder agreement, a loan agreement and a put/call option agreement for the acquisition of the oil sand asset projects of AOSC; and

•	In March 2010, CS CSG (Australia) Pty Ltd entered into an acquisition agreement with Arrow Energy Limited (“Arrow”) for the acquisition of all the shares in Arrow. Arrow is an Australian integrated energy company focusing on the development of coal seam gas throughout eastern Australia and Asia. CS CSG (Australia) Pty Ltd is a joint venture equally owned by PetroChina International (Singapore) Pte. Ltd. and Shell Energy Holdings Australia Ltd.

Our Corporate Organization and Shareholding Structure

We were established as a joint stock company with limited liability under the Company Law of the PRC on November 5, 1999 as part of a restructuring in which CNPC transferred to us most of the assets and liabilities of CNPC relating to its exploration and production, refining and marketing, chemicals and natural gas businesses. CNPC retained the assets and liabilities relating to its remaining businesses and operations, including assets and liabilities relating to international exploration and production and refining and pipeline operations. CNPC is our primary provider of a wide range of services and products. On April 7, 2000, we completed a global offering of H Shares and ADSs. In September 2005, we completed a follow-on offering of over 3 billion H Shares at the price of HK$6.00 per share. In October 2007, we issued 4 billion A Shares at an issue price of RMB 16.7 per share. The A Shares were listed on the Shanghai Stock Exchange on November 5, 2007. As of December 31, 2009, CNPC beneficially owned 157,919,717,259 shares, which include 155,120,000 H Shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC, representing approximately 86.285% of the share capital of PetroChina.

The following chart illustrates our corporate organization structure as of December 31, 2009:

(1)	Indicates approximate shareholding.

(2)	Indicates approximate shareholding, including the 155,120,000 H Shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC, as of December 31, 2009.

(3)	Includes PetroChina Planning & Engineering Institute, PetroChina Exploration & Development Research Institute, IT Service Center, PetroChina Petrochemical Research Institute and several other companies.

The following chart illustrates our management structure:

For a description of our principal subsidiaries, see Note 19 to our consolidated financial statements.

General Information

Our legal name is “ ” and its English translation is PetroChina Company Limited. Our headquarters are located at 9 Dongzhimen North Street, Dongcheng District, Beijing, China, 100007, and our telephone number at this address is (86-10) 5998-6223. Our website address is www.petrochina.com.cn. The information on our website is not part of this annual report.

Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Exploration and Production

We engage in crude oil and natural gas exploration, development and production. Substantially all of our total estimated proved crude oil and natural gas reserves are located in China, principally in northeastern, northern, southwestern and northwestern China. The Songliao basin, located in Heilongjiang and Jilin provinces in northeastern China, including the Daqing and Jilin oil regions, accounted for 37.6% of our proved crude oil reserves as of December 31, 2009 and 39.9% of our crude oil production in 2009. We also have significant crude oil reserves and operations in the area around the Bohai Bay. The Bohai Bay basin includes the Liaohe, Dagang, Huabei and Jidong oil regions and accounted for 19.5% of our proved crude oil reserves as of December 31, 2009 and 17.8% of our crude oil production in 2009. In 2009, we discovered Tanan, Nanbeier, Yongpinghe and Honggouzi oil fields. Our proved natural gas reserves and production are generally concentrated in northwestern and southwestern China, specifically in the Erdos, Tarim and Sichuan basins. As of December 31, 2009, our overseas proved crude oil reserves accounted for 6.6% of our total proved crude oil reserves and our overseas proved natural gas reserves accounted for 1.4% of our total proved natural gas reserves. In 2009, our overseas crude oil production accounted for 10.4% of our total crude oil production and our overseas natural gas production accounted for 4.5% of our total natural gas production.

We currently hold exploration and exploitation licenses for oil and gas (including coal seam gas) covering a total area of approximately 458.7 million acres, consisting of the exploration licenses covering a total area of approximately 436.7 million acres and the exploitation licenses covering a total area of approximately 22.0 million acres. In 2009, our exploration and production segment had profit from operations of RMB 105,019 million.

To further develop our crude oil and natural gas businesses, we have obtained oil and gas exploration licenses covering an area of 41.82 million acres in South China Sea. The crude oil and natural gas exploration in that area is currently under way.

Reserves

Our estimated proved reserves as of December 31, 2009 totaled approximately 11,262.6 million barrels of crude oil and approximately 63,243.8 billion cubic feet of natural gas. As of December 31, 2009, proved developed reserves accounted for 69.9% and 48.9% of our total proved crude oil and natural gas reserves, respectively. Total proved hydrocarbon reserves on a barrels-of-oil equivalent basis increased by 1.8% from approximately 21,419.5 million barrels-of-oil equivalent as of December 31, 2008 to approximately 21,803.2 million barrels-of-oil equivalent as of December 31, 2009, taking account of our overseas crude oil reserves of 747.0 million barrels and overseas natural gas reserves of 866.9 billion cubic feet, totaling 891.5 million barrels-of-oil equivalent. Natural gas as a percentage of total proved hydrocarbon reserves increased from 47.6% as of December 31, 2008 to 48.3% as of December 31, 2009.

We prepared our reserve estimates as of December 31, 2007, 2008 and 2009 on the basis of reports prepared by two independent engineering consultants, DeGolyer & MacNaughton and Gaffney, Cline & Associates (Consultants) Pte Ltd. Our reserve estimates include only crude oil and natural gas which we believe can be reasonably produced within the current terms of our production licenses. See “Regulatory Matters — Exploration Licenses and Production Licenses” for a discussion of our production licenses. Also see “Item 3 — Key Information — Risk Factors” for a discussion of the uncertainty inherent in the estimation of proved reserves.

Our reserve data for 2009 was prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective on January 1, 2010 and for annual reports for accounting periods ending on or after December 31, 2009. The comparative information for 2007 and 2008 is not restated.

New SEC Reserve Disclosures

In December 2008, the SEC announced that it had approved revisions designed to modernize the oil and gas company reserve reporting requirements. The most significant amendments to the requirements included the following:

•	Economic producibility of reserves and discounted cash flows are now based on a 12-month unweighted average commodity price unless contractual arrangements designate the price to be used.

•	Probable and possible reserves may be disclosed separately on a voluntary basis.

•	Reserves may be classified as proved undeveloped if there is a high degree of confidence that the quantities will be recovered and they are scheduled to be drilled within the next five years, unless the specific circumstances justify a longer time.

•	Reserves may be estimated through the use of reliable technology in addition to flow tests and production history.

•	Additional disclosure is required regarding the qualifications of the chief technical person who oversees the reserves estimation process. We are also required to provide a general discussion of our internal controls used to assure the objectivity of the reserves estimate.

•	Reserves in foreign countries or continents must be presented separately if they represent more than 15% of our total oil and gas proved reserves.

•	The definition of oil and gas producing activities has expanded and focuses on the marketable product rather than the method of extraction.

All reserve estimates involve some degree of uncertainty. The uncertainty depends chiefly on the amount of reliable geological and engineering data available at the time of the estimate and the interpretation of these data.

Internal Controls Over Reserves Estimates

We have appointed a Reserve Assessment Directing Team (the “RAD Team”). The leader of the RAD Team is our Vice President in charge of our upstream business. The responsibilities of the RAD Team include:

•	formulation of reserve development strategies;

•	arrangement of annual reserves; and

•	review of the reserve assessment results.

We have established a special reserve management department in our exploration and production segment. Each of the officers and employees of that department has over 20 years’ experience in oil industry and over 10 years’ experience in SEC-guided reserve assessment. Many members of that department have national-level registered qualifications in reserve expertise. Each regional company has established a reserve management committee and a multi-disciplinary reserve study office. The reserve study office is responsible for the calculation of the newly discovered reserves and updating of the assessment of the existing reserves. The results of our oil and gas reserve assessment are subject to a two-level review by both the regional companies and our exploration and production company and the final examination and approval of the RAD Team.

In addition, we commissioned independent assessment firms to independently reassess our annually assessed proved reserves in accordance with relevant SEC rules. We disclose the proved reserves so assessed by the independent assessment firms pursuant to relevant SEC requirements.

Third-Party Reserve Report

We commissioned DeGolyer and MacNaughton, an independent petroleum engineering consulting firm based in the United States, to carry out an independent assessment of our reserves in China and certain other countries as of December 31, 2007, 2008 and 2009. DeGolyer and MacNaughton has been providing petroleum consulting services throughout the world for over 70 years. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in our company. The fees of DeGolyer and MacNaughton are not contingent on the results of its evaluation.

Mr. R.M. Shuck, a Senior Vice President with DeGolyer and MacNaughton is primarily responsible for the preparation of our reserve report. Mr. R.M. Shuck is a petroleum engineer and a Registered Professional Engineer in the State of Texas. Mr. R.M. Shuck is also a member of the Society of Petroleum Engineers and has 32 years of experience in oil and gas reservoir studies and evaluations.

We also commissioned Gaffney, Cline & Associates (Consultants) Pte Ltd, as independent reserve auditors, to carry out an independent assessment of our reserves estimation and valuation in Algeria, Chad, Kazakhstan and Venezuela as of December 31, 2007, 2008 and 2009. Gaffney, Cline & Associates (Consultants) Pte Ltd’s senior partners, officers, and employees have no direct or indirect financial interest in either our company or our affiliated companies. Gaffney, Cline & Associates (Consultants) Pte Ltd’s remuneration was not in any way contingent upon reported reserve estimates.

The reserve report of Gaffney, Cline & Associates (Consultants) Pte Ltd has been compiled under the supervision of Mr. David S. Ahye Mr. Ahye is Gaffney, Cline & Associates (Consultants) Pte Ltd’s regional director for the Asia Pacific region, based in Singapore. He has over 30 years’ experience in the petroleum industry and has managed numerous reserves certification audits. Mr. Ahye holds a Bachelor’s Degree (Honors) in Chemical Engineering.

For detailed information about our net proved reserves estimates, please refer to the summary of the reports of DeGolyer & MacNaughton and Gaffney, Cline & Associates (Consultants) Pte Ltd as filed hereto as exhibit 15.1 and exhibit 15.2 of this annual report.

The following table sets forth our estimated proved reserves (including proved developed reserves and proved undeveloped reserves), proved developed reserves and proved undeveloped reserves of crude oil and natural gas as of December 31, 2007, 2008 and 2009.

	Crude Oil	Natural Gas(1)	Combined(1)
	(Millions of barrels)	(Bcf)	(BOE, in millions)

Proved developed and undeveloped reserves
Reserves as of December 31, 2007	11,705.6	57,110.6	21,223.9
Revisions of previous estimates	(574.0)	(636.3)	(680.0)
Extensions and discoveries	885.4	6,579.0	1,982.0
Improved recovery	75.0	0	75.0
Production for the year	(870.7)	(1,864.1)	(1,181.4)
Reserves as of December 31, 2008	11,221.3	61,189.2	21,419.5
Revisions of previous estimates	(192.6)	(1,272.8)	(404.6)
Extensions and discoveries	1,004.5	5,439.6	1,911.1
Improved recovery	72.9	0	72.9
Production for the year	(843.5)	(2,112.2)	(1,195.7)
Reserves as of December 31, 2009	11,262.6	63,243.8	21,803.2
Proved developed reserves
As of December 31, 2007	9,047.1	26,047.1	13,388.3
As of December 31, 2008	8,324.1	26,666.8	12,768.6
As of December 31, 2009	7,870.8	30,948.8	13,038.9
Proved undeveloped reserves
As of December 31, 2007	2,658.5	31,063.5	7,835.6
As of December 31, 2008	2,897.2	34,522.4	8,650.9
As of December 31, 2009	3,391.8	32,295.0	8,774.3

(1)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

The following tables set forth our crude oil and natural gas proved reserves and proved developed reserves by region as of December 31, 2007, 2008 and 2009.

	As of December 31,
	2007		2008		2009
	Proved		Proved		Proved
	Developed		Developed		Developed
	and	Proved	and	Proved	and	Proved
	Undeveloped	Developed	Undeveloped	Developed	Undeveloped	Developed
	(Millions of barrels)

Crude oil reserves
Daqing	3,856.1	3,324.3	3,548.0	2,912.0	3,463.4	2,740.8
Liaohe	1,121.0	888.1	895.9	675.2	795.7	581.8
Xinjiang	1,354.9	1,198.9	1,302.6	1,106.6	1,395.1	1,117.6
Changqing	1,488.9	1,194.8	1,624.5	1,256.7	1,783.8	1,298.8
Jilin	784.2	463.4	819.8	441.0	771.6	393.4
Dagang	523.2	346.7	520.8	352.7	602.9	364.9
Tarim	590.3	379.7	594.0	371.3	584.8	277.0
Huabei	448.0	307.0	431.5	281.8	487.9	298.5
Qinghai	200.1	186.3	177.8	157.5	176.6	146.5
Tuha	164.7	91.7	162.3	97.8	134.6	87.9
Sichuan	9.5	4.4	13.1	3.6	19.9	3.5
Jidong	413.1	126.0	379.2	133.5	314.0	95.0
Other regions(1)	751.5	535.8	751.8	534.4	732.3	465.1

Total	11,705.6	9,047.1	11,221.3	8,324.1	11,262.6	7,870.8

	As of December 31,
	2007		2008		2009
	Proved		Proved		Proved
	Developed		Developed		Developed
	and	Proved	and	Proved	and	Proved
	Undeveloped	Developed	Undeveloped	Developed	Undeveloped	Developed
	(Bcf)

Natural gas reserves(2)
Sichuan	10,400.5	4,365.5	11,285.4	4,030.4	11,177.3	4,219.0
Changqing	19,105.0	6,943.9	19,261.7	6,901.6	20,363.2	9,884.4
Xinjiang	1,537.1	999.3	4,061.8	2,028.7	3,497.9	2,156.6
Daqing	3,039.7	1,046.2	2,961.1	960.6	3,028.1	1,261.4
Qinghai	4,352.8	3,003.5	4,302.1	2,948.4	4,903.2	3,554.9
Tarim	15,114.3	7,918.8	15,516.4	7,722.7	16,892.1	7,758.3
Liaohe	386.4	296.2	283.2	193.6	133.9	100.5
Tuha	581.6	350.4	609.4	382.3	589.8	397.0
Huabei	193.1	119.2	207.8	133.7	140.0	119.6
Dagang	347.4	197.1	289.7	148.9	261.7	93.1
Jilin	1,169.9	104.1	1,180.5	113.4	1,177.0	450.6
Jidong	191.4	40.4	203.3	96.7	137.5	31.8
Other regions(1)	691.4	662.5	1,026.8	1,005.8	942.1	921.6

Total	57,110.6	26,047.1	61,189.2	26,666.8	63,243.8	30,948.8

(1)	Represents Yumen and other oil regions and our overseas oil and gas fields as a result of our acquisition of overseas assets.

(2)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

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

The following table sets forth the number of wells we drilled, or in which we participated, and the results thereof, for the periods indicated.

Year		Daqing	Xinjiang	Liaohe	Changqing	Huabei	Dagang	Sichuan	Others(1)	Total

2007	Net exploratory wells drilled(2)	294	183	68	447	104	70	48	415	1,629
	Crude oil	103	103	49	186	47	59	3	141	691
	Natural gas	12	15	—	41	—	—	30	16	114
	Dry(3)	179	65	19	220	57	11	15	258	824
	Net development wells drilled(2)	4,670	1,350	529	3,087	528	260	83	2,377	12,884
	Crude oil	4,643	1,346	515	2,652	259	252	8	2,208	11,883
	Natural gas	17	4	11	384	269	8	75	163	931
	Dry(3)	10	—	3	51	—	—	—	6	70
2008	Net exploratory wells drilled(2)	234	162	63	583	94	91	67	354	1,648
	Crude oil	71	72	38	207	42	69	2	136	637
	Natural gas	1	15	0	26	0	0	38	12	92
	Dry(3)	162	75	25	350	52	22	27	206	919
	Net development wells drilled(2)	4,238	1,887	356	5,079	415	238	100	2,887	15,200
	Crude oil	4,223	1,868	349	4,469	225	226	2	2,685	14,047
	Natural gas	4	18	6	528	186	8	77	179	1,006
	Dry(3)	11	1	1	82	4	4	21	23	147
2009	Net exploratory wells drilled(2)	306	149	77	688	77	67	61	369	1,794
	Crude oil	297	140	77	540	77	67	2	258	1,458
	Natural gas	9	9	0	148	0	0	59	111	336
	Dry(3)	227	69	58	331	27	22	29	278	1,041
	Net development wells drilled(2)	4,924	681	93	7,288	299	155	147	1,516	15,103
	Crude oil	4,923	674	84	6,808	224	148	8	1,162	14,031
	Natural gas	1	7	9	480	75	7	139	354	1,072
	Dry(3)	10	0	0	133	0	0	23	5	171

(1)	Represents the Jilin, Tarim, Tuha, Qinghai, Jidong, Yumen and other oil regions.

(2)	“Net” wells refer to the wells after deducting interests of others. No third parties own any interests in any of our wells.

(3)	“Dry” wells are wells with insufficient reserves to sustain commercial production.

Oil-and-Gas Properties

The following table sets forth our interests in developed and undeveloped acreage by oil region and in productive crude oil and natural gas wells as of December 31, 2009.

			Acreage(1)
	Productive Wells(1)		Developed		Undeveloped
Oil Region	Crude Oil	Natural Gas	Crude Oil	Natural Gas	Crude Oil	Natural Gas
				(Thousands of acres)

Daqing	46,044	252	839.2	85.3	811.0	112.6
Liaohe	17,454	658	194.8	35.9	92.9	6.4
Xinjiang	19,792	134	304.1	52.0	167.6	27.2
Jilin	16,159	197	304.7	34.1	322.0	19.6
Changqing	23,397	3,853	548.5	2,202.8	537.4	2,725.5
Huabei	5,710	110	148.9	12.3	65.4	2.9
Dagang	3,503	72	107.4	24.5	87.8	21.4
Tuha	1,727	114	51.5	24.8	24.4	10.7
Tarim	1,025	249	107.0	75.7	62.7	275.3
Sichuan	423	1,826	335.5	401.3	—	520.9
Other regions(2)	5,526	517	74.5	32.5	58.9	25.2
Total	140,760	7,982	3,016.1	2,981.1	2,230.1	3,747.8

(1)	Includes all wells and acreage in which we have an interest. No third parties own any interests in any of our wells or acreage.

(2)	Represents the Qinghai, Jidong and Yumen and other oil regions.

Approximately 66.0% of our proved crude oil reserves are concentrated in the Daqing, Liaohe and Xinjiang oil regions and the Changqing oil and gas region, and approximately 84.3% of our proved natural gas reserves are concentrated in the Changqing oil and gas region, the Tarim oil and gas region, the Sichuan gas region and the Qinghai oil region. We believe that the Erdos, Junggar, and Songliao basins and Bohai Bay have the highest potential for increasing our crude oil reserve base through future exploration and development, and that the Erdos, Tarim, Sichuan, and Qaidam basins have the highest potential for increasing our natural gas reserve base through future exploration and development.

Production

The following table sets forth our historical average net daily crude oil and natural gas production by region and our average sales price for the periods ended December 31, 2007, 2008 and 2009.

	For the Year Ended
	December 31,			% of
	2007	2008	2009	2009 Total

Crude oil production(1)
(thousands of barrels per day, except percentages or otherwise indicated)
Daqing	847.3	813.2	806.2	34.9
Liaohe	231.3	224.6	202.4	8.8
Xinjiang	249.4	246.9	220.5	9.5
Changqing	246.9	279.8	318.1	13.8
Tarim	131.6	132.7	112.2	4.9
Huabei	90.8	89.7	86.3	3.7
Jilin	120.0	121.2	115.5	5.0

	For the Year Ended
	December 31,			% of
	2007	2008	2009	2009 Total

Dagang	91.2	92.2	87.8	3.8
Tuha	44.8	46.7	32.8	1.4
Other(2)	264.5	332.0	329.2	14.2

Total	2,317.8	2,379.0	2,311.0	100

Annual production (million barrels)	846.0	870.7	843.5
Average sales price
(RMB per barrel)	496.3	608.1	368.2
(US$ per barrel)	65.27	87.55	53.9
Natural gas production(1)(3)
(millions of cubic feet per day, except percentages or otherwise indicated)
Sichuan	1,329.8	1,364.6	1,381.4	23.9
Changqing	838.4	1,024.5	1,434.1	24.8
Daqing	123.7	136.0	156.5	2.7
Qinghai	286.0	378.1	378.1	6.5
Tuha	111.5	107.0	94.0	1.6
Xinjiang	102.3	129.9	173.4	3.0
Liaohe	43.9	40.8	38.7	0.7
Huabei	39.1	38.9	45.1	0.8
Tarim	1,383.1	1,564.1	1,650.3	28.5
Dagang	43.0	44.2	43.1	0.7
Other(4)	158.7	265.2	392.0	6.8

Total	4,459.5	5,093.3	5,786.7	100

Annual production (Bcf)	1,627.7	1,864.2	2,112.2
Average sales price
(RMB per Mcf)	29.2	32.8	32.7
(US$ per Mcf)	3.84	4.72	4.78

(1)	Production volumes for each region include our share of the production from all of our cooperative projects with foreign companies in that region.

(2)	Represents production from the Qinghai, Jidong, Yumen and other oil regions and our share of overseas production as a result of our acquisition of overseas assets.

(3)	Represents production of natural gas for sale.

(4)	Represents production from the Jilin, Jidong, Yumen and other oil regions and our share of overseas production as a result of our acquisition of overseas assets.

In 2009, we supplied approximately 81.1% of our total crude oil sales to our refineries, 5.5% to Sinopec’s refineries, 9.4% to companies or entities outside China, and the remaining 4.0% to regional refineries or other entities. We entered into a crude oil mutual supply framework agreement with Sinopec on December 30, 2009 for the supply of crude oil to each other’s refineries in 2010. Under this agreement, we agreed in principle to supply 5.41 million tons of crude oil to Sinopec. For the years ended December 31, 2007, 2008 and 2009, the average lifting costs of our crude oil and natural gas production were US$7.75 per barrel-of-oil equivalent, US$9.48 per barrel-of-oil equivalent and US$9.12 per barrel-of-oil equivalent, respectively.

Principal Oil and Gas Regions

Daqing Oil Region

The Daqing oil region, our largest oil and gas producing property, is located in the Songliao basin and covers an area of approximately one million acres. The successful discovery and development of the oil fields in the Daqing oil region marked a critical breakthrough in the history of both our company and the PRC oil and gas industry. In terms of proved hydrocarbon reserves and annual production, the Daqing oil region is the largest oil region in China and one of the most prolific oil and gas properties in the world. We commenced exploration activities in the Daqing oil region in 1955 and discovered oil in the region in 1959. Annual crude oil production volume in the Daqing oil region reached one million barrels per day in 1976 and remained relatively stable until 2002. In 2007, 2008 and 2009, our crude oil production volume in the Daqing oil region was 847.3 thousand barrels per day, 813.2 thousand barrels per day, and 806.2 thousand barrels per day, respectively. As of December 31, 2009, we produced crude oil from 20 fields in the Daqing oil region.

As of December 31, 2009, our proved crude oil reserves in the Daqing oil region were 3,463.4 million barrels, representing 30.8% of our total proved crude oil reserves. The proved crude oil reserves in our Daqing oil region have gradually decreased since 1996 because the crude oil production exceeded the crude oil reserve additions in our Daqing oil region in each year since 1996. As of December 31, 2007, 2008 and 2009, the proved crude oil reserves in our Daqing oil region were 3,856.1 million barrels, 3,548.0 million barrels, and 3,463.4 million barrels, respectively. In 2009, our oil fields in the Daqing oil region produced an average of 806.2 thousand barrels of crude oil per day, representing approximately 34.9% of our total daily crude oil production. The crude oil production in our Daqing oil region decreased by 0.86% from 297.6 million barrels in 2008 to 294.3 million barrels in 2009. In 2009, the crude oil reserve-to-production ratio of the Daqing oil region was 11.6 years, compared to 11.92 years in 2008.

The crude oil we produce in the Daqing oil region has an average API gravity of 35.7 degrees. In 2009, the crude oil we produced in the Daqing oil region had an average water cut of 91.5%, increased from the average water cut of 91.2% in 2008.

The crude oil in the Daqing oil region is primarily located in large reservoirs with relatively moderate depths of approximately 900 meters to 1,500 meters and with relatively simple geological structures and most of the crude oil produced at Daqing is medium viscosity oil. Crude oil produced using enhanced recovery techniques accounted for 27.0%, 27.4%, and 30.5% of our crude oil production from the Daqing oil region in 2007, 2008 and 2009, respectively.

Because our oil fields in the Daqing oil region are relatively mature, the difficulty of extracting crude oil from these fields has increased in recent years and is likely to continue to increase gradually in the future. As a result, our lifting costs at these fields increased by 4.0% from US$9.72 per barrel for the year ended December 31, 2008 to US$10.11 per barrel for the year ended December 31, 2009. However, we have adopted a number of measures to control the increase in our lifting costs at these fields. Those measures include:

•	implementing ground optimization and simplification projects and reducing investments with low or no return so as to control cost from the source; and

•	applying new technologies to reduce energy consumption to increase our ability to maximize profit.

Although we plan to continue to carry out these measures to control the increase in our lifting costs, we expect our lifting costs at these fields will continue to increase gradually in the future.

We have an extensive transportation infrastructure network to transport crude oil produced in the Daqing oil region to internal and external customers in northeastern China and beyond. Crude oil pipelines link our oil fields in the Daqing oil region to the port of Dalian and the port of Qinhuangdao in Bohai Bay, providing efficient transportation for selling Daqing crude oil. These crude oil pipelines have an aggregate length of 2,500 kilometers and an aggregate throughput capacity of approximately 1,067.7 thousand barrels per day.

Daqing’s crude oil has a low sulfur and high paraffin content. As many refineries in China, particularly those in northeastern China, are configured to refine Daqing crude oil, we have a stable market for the crude oil we produce in the Daqing oil region. In 2009, we refined approximately 76.5% of Daqing crude oil in our own refineries, exported approximately 1.7% and sold the remaining portion to Sinopec or other local refineries.

Liaohe Oil Region

The Liaohe oil region is one of our four largest crude oil producing properties and is located in the northern part of the Bohai Bay basin. We began commercial production in the Liaohe oil region in 1971. The Liaohe oil region covers a total area of approximately 580,000 acres.

As of December 31, 2009, our proved crude oil reserves in the Liaohe oil region were 795.7 million barrels, representing 7.1% of our total proved oil reserves. In 2009, our oil fields in the Liaohe oil region produced an average of 202.4 thousand barrels of crude oil per day, representing approximately 8.8% of our total daily crude oil production. In 2008, the crude oil reserve-to-production ratio in the Liaohe oil region was 11.4 years. In 2009, the crude oil we produced in the Liaohe oil region had an average API gravity of 26 degrees and an average water cut of 81.4%. We have proved crude oil reserves in 38 fields in the Liaohe oil region, all of which are currently in production. We produce several varieties of crude oil in the Liaohe oil region, ranging from light crude oil to heavy crude oil and high pour point crude oil.

We have easy access to crude oil pipelines for Liaohe crude oil. The pipelines linking Daqing to Dalian port and Qinhuangdao port pass through the Liaohe oil region. In 2009, we sold about approximately 87.4% of the crude oil we produced at the Liaohe oil region to our own refineries.

Xinjiang Oil Region

The Xinjiang oil region is one of our four largest crude oil producing properties and is located in the Junggar basin in northwestern China. We commenced our operations in the Xinjiang oil region in 1951. The Xinjiang oil region covers a total area of approximately 900,000 acres.

As of December 31, 2009, our proved crude oil reserves in the Xinjiang oil region were 1,395.1 million barrels, representing 12.4% of our total proved crude oil reserves. In 2009, our oil fields in the Xinjiang oil region produced an average of 220.5 thousand barrels of crude oil per day, representing approximately 9.5% of our total daily crude oil production. In 2009, the crude oil reserve-to-production ratio at the Xinjiang oil region was 17.2 years. In 2009, the crude oil we produced in the Xinjiang oil region had an average API gravity of 36.8 degrees and an average water cut of 77.5%.

Sichuan Gas Region

We began natural gas exploration and production in Sichuan in the 1950s. The Sichuan gas region covers a total area of approximately 2.3 million acres. The natural gas reserve-to-production ratio in the Sichuan gas region was approximately 22.2 years in 2009. As of December 31, 2009, we had 112 natural gas fields under development in the Sichuan gas region.

As of December 31, 2009, our proved natural gas reserves in the Sichuan gas region were 11,177,3 billion cubic feet, representing 17.7% of our total proved natural gas reserves and a decrease of 1.0% from 11,285.4 billion cubic feet as of December 31, 2008. In 2009, our natural gas production for sale in the Sichuan gas region reached 504.2 billion cubic feet, representing 23.9% of our total natural gas production for sale and an increase of 1.0% from 499.4 billion cubic feet in 2008.

In 2007, we discovered significant natural gas reserves in the Guang’an field in the Sichuan gas region in our border expansion in that region. As of December 31, 2009, the Guang’an gas field had a proved natural gas reserve of 1,541.8 billion cubic feet. We have developed a broad range of technologies relating to natural gas exploration, production, pipeline systems and marketing activities tailored to local conditions in Sichuan.

Changqing Oil and Gas Region

The Changqing oil and gas region covers parts of Shaanxi Province and Gansu Province and the Ningxia and Inner Mongolia Autonomous Regions. We commenced operations in the Changqing oil and gas region in 1970. As of December 31, 2009, our proved crude oil reserves in the Changqing oil region were 1,783.8 million barrels, representing 15.8% of our total proved crude oil reserves. In 2009, our crude oil production in the Changqing oil region were an average of 318.1 thousand barrels per day, representing approximately 13.8% of our total daily crude oil production. In 2009, the crude oil reserve-to-production ratio at the Changqing oil region was 18.1 years. In 2009, the crude oil we produced in the Changqing oil region had an average API gravity of 35 degrees and an average water cut of 51.3%.

In the early 1990s, we discovered the Changqing gas field, which had total estimated proved natural gas reserves of 20,363.2 billion cubic feet as of December 31, 2009, representing 32.2% of our total proved natural gas reserves. In January 2001, we discovered the Sulige gas field, which had total estimated proved natural gas reserves of 7,674.1 billion cubic feet as of December 31, 2009. Sulige gas field is currently the largest gas field in China. In 2009 we produced 523.4 billion cubic feet of natural gas for sale in the Changqing oil and gas region, representing an increase of 39.6% from 375.0 billion cubic feet in 2008.

Tarim Oil and Gas Region

The Tarim oil and gas region is located in the Tarim basin in northwestern China with a total area of approximately 590,000 acres. As of December 31, 2009, our proved crude oil reserves in the Tarim oil region were 584.8 million barrels. The Kela 2 natural gas field, which we discovered in 1998 in the Tarim oil and gas region, had proved natural gas reserves of approximately 5,439.2 billion cubic feet as of December 31, 2009. As of December 31, 2009, the proved natural gas reserves in the Tarim oil and gas region reached 16,892.1 billion cubic feet, representing 26.7% of our total proved natural gas reserves.

In 2009, we produced 602.4 billion cubic feet of natural gas for sale in the Tarim oil and gas region. We have completed the construction of the pipelines to deliver natural gas in the Tarim oil and gas region to the central and eastern regions of China where there is strong demand for natural gas transmitted through our West to East natural gas pipeline project. See “— Natural Gas and Pipeline — Nature Gas Transmission Infrastructure” for a discussion of our West to East natural gas pipeline project. The commencement of the operation of this West to East natural gas pipeline significantly increased our natural gas production in the Tarim oil and gas region.

Refining and Chemicals

We now operate 30 enterprises located in nine provinces, four autonomous regions and three municipalities to engage in refining of crude oil and petroleum products, as well as the production and marketing of basic petrochemical products, derivative chemical products and other chemical products.

In 2009, our refining and chemicals segment had a profit from operations of RMB17,308 million.

The following sets forth the highlights of our refining and chemicals segment in 2009:

•	as of December 31, 2009, our refineries’ annual primary distillation capacity totaled 975 million barrels of crude oil per year, or 2,671.2 thousand barrels per day;

•	we processed 828.6 million barrels of crude oil, or 2.3 million barrels per day; and

•	we produced approximately 73.2 million tons of gasoline, diesel and kerosene.

Refining

Refined Products

We produce a wide range of refined products at our refineries. Some of the refined products are for our internal consumption and used as raw materials in our petrochemical operation. The table below sets forth production volumes for our principal refined products for each of the years ended December 31, 2007, 2008 and 2009.

	Year Ended December 31,
Product	2007	2008	2009
	(In thousands of tons)

Diesel	47,345.4	48,294.4	48,827.7
Gasoline	22,018.7	23,465.2	22,114.3
Fuel oil	4,162.0	4,076.5	3,057.1
Naphtha	7,491.9	7,225.8	8,041.2
Asphalt	1,563.4	2,093.3	2,307.1
Kerosene	2,017.2	2,208.8	2,252.9
Lubricants	1,760.4	1,767.9	1,401.1
Paraffin	1,003.0	948.5	770.5

Total	87,362.0	90,080.4	88,771.9

In recent years, we have made significant capital investments in facility expansions and upgrades to improve product quality to meet evolving market demand and environmental requirements in China. In each of the years ended December 31, 2007, 2008 and 2009, our capital expenditures for our refining and chemicals segment were RMB21,499 million, RMB30,619 million and RMB42,558 million, respectively. These capital expenditures were incurred primarily in connection with the expansion of our refining facilities and the upgrading of our product quality. In 2009, we had completed the construction or renovation of 18 refining projects including, among others, the expansion of the 5 million tons per year refining unit at Huhhot Petrochemical, the renovation of the 5 million tons per year refining unit at Ningxia Petrochemical, and the expansion of the 320,000 tons per year styrene unit at Jilin Petrochemical. In addition, we have also focused on enhancing our processing technologies and methods. These efforts have enabled us to improve the quality of refined products at our refineries, particularly that of gasoline and diesel. We believe that our refined products are capable of meeting product specification and environmental protection requirements as set by the PRC government.

Our Refineries

Most of our refineries are strategically located close to our crude oil production and storage bases, along our crude oil and refined product transmission pipelines and/or railways, which provide our refineries with secure supplies of crude oil and facilitate our distribution of refined products to the domestic markets. In each of the years ended December 31, 2007, 2008 and 2009, our exploration and production operations supplied approximately 80%, 77% and 75.4%, respectively, of the crude oil processed in our refineries.

The table below sets forth certain operating statistics regarding our refineries as of December 31, 2007, 2008 and 2009.

	As of December 31,
	2007	2008	2009

Primary distillation capacity(1) (thousand barrels per day)
Lanzhou Petrochemical	212.6	212.6	212.6
Dalian Petrochemical	415.0	415.0	415.0
Fushun Petrochemical	186.2	186.2	236.9
Dushanzi Petrochemical	121.5	121.5	202.4
Daqing Petrochemical	121.5	121.5	121.5
Jinzhou Petrochemical	131.6	131.6	131.6
Jinxi Petrochemical	131.6	131.6	131.6
Jilin Petrochemical	141.7	141.7	141.7
Urumqi Petrochemical	121.5	121.5	121.5
Other refineries	996.9	996.9	956.4

Total	2,580.1	2,580.1	2,671.2

Refining throughput (thousand barrels per day)
Lanzhou Petrochemical	213.9	202.3	211.6
Dalian Petrochemical	233.5	267.2	281.5
Fushun Petrochemical	196.6	193.1	187.9
Dushanzi Petrochemical	81.2	90.0	120.9
Daqing Petrochemical	124.3	117.1	124.7
Jinzhou Petrochemical	133.6	132.5	117.2
Jinxi Petrochemical	133.6	126.8	79.9
Jilin Petrochemical	146.1	136.3	144.9
Urumqi Petrochemical	106.1	110.3	106.3
Other refineries	887.6	946.4	895.3

Total	2,256.5	2,322.0	2,270.2

	As of December 31,
	2007	2008	2009

Conversion equivalent(2) (percent)
Lanzhou Petrochemical	53.3	53.3	53.3
Dalian Petrochemical	27.8	44.9	44.9
Fushun Petrochemical	70.7	70.7	55.6
Dushanzi Petrochemical	41.7	41.7	57.0
Daqing Petrochemical	76.7	80.0	80.0
Jinzhou Petrochemical	84.6	84.6	84.6
Jinxi Petrochemical	66.2	66.2	66.2
Jilin Petrochemical	61.4	61.4	61.4
Urumqi Petrochemical	51.7	51.7	56.7
Average of other refineries	53.2	55.5	56.9

(1)	Represents the primary distillation capacity of crude oil and condensate.

(2)	Stated in fluid catalytic cracking, delayed coking and hydrocracking equivalent/ topping (percentage by weight), based on 100% of balanced distillation capacity.

In each of the years ended December 31, 2007, 2008 and 2009, the average utilization rate of the primary distillation capacity at our refineries was 97.7%, 94.9% and 87.7%, respectively. The average yield for our four principal refined products (gasoline, kerosene, diesel and lubricants) at our refineries was 65.6%, 65.8% and 65.4%, respectively, in the same periods. “Yield” represents the number of tons of a refined product expressed as a percentage of the number of tons of crude oil from which that product is processed. In each of the years ended December 31, 2007, 2008 and 2009, the yield for all refined products at our refineries was 93.0%, 92.7% and 93.1%, respectively.

Dalian Petrochemical, Fushun Petrochemical, Lanzhou Petrochemical and Dushanzi Petrochemical were our leading refineries in terms of both primary distillation capacity and throughput in 2009. They are all located close to our major oil fields in the northeast and northwest regions of China and produce a wide range of refined products. Lanzhou Petrochemical has a strategic position in our plan to expand our markets in refined product sales in the southwestern and central regions of China. It is located in the northwestern part of China, providing easy access to markets in the southwestern and central regions in China. As of December 31, 2009, these four refineries had an aggregate primary distillation capacity of 389.4 million barrels per year, or 1,066.9 thousand barrels per day, representing approximately 39.9% of the total primary distillation capacity of all our refineries as of the same date. In 2009, these four refineries processed an aggregate of 292.7 million barrels of crude oil, or 801.9 thousand barrels per day, representing approximately 35.3% of our total throughput in the same period.

To maintain effective operations of our facilities and lower production costs, we have endeavored to achieve the most cost-efficient proportions of various types of crude oil in our refining process. We purchase a portion of our crude oil requirements from third-party international suppliers located in different countries and regions. As a result, in 2009, we purchased a small amount of crude oil, through independent suppliers, from Sudan, a country that is on the U.S. sanction list. The Sudanese crude oil we purchased were mingled with crude oil from other sources during the refining process.

Chemicals

Most of our chemical plants are near to our refineries and are also connected with the refineries by pipelines, providing additional production flexibility and opportunities for cost competitiveness. Our exploration and production and natural gas and pipeline operations supply substantially all of the hydrocarbon feedstock requirements for our chemicals operations. We believe that the proximity of our refineries to our chemical plants promotes efficiency in production, secures feedstock supply and minimizes the risk of production interruption. Our production capacity and our market share in China for chemical products allow us to solidify our dominant position in the northern and western regions of China. In addition, our stable customer base in the eastern and southern regions of China provides us with the opportunity to expand our market share in these regions.

Our Chemical Products

The table below sets forth the production volumes of our principal chemical products for each of the years ended December 31, 2007, 2008 and 2009.

	Year Ended December 31,
	2007	2008	2009
	(In thousand tons)

Basic petrochemicals
Propylene	3,083.2	3,152.4	3,278.0
Ethylene	2,581.5	2,675.6	2,988.9
Benzene	827.8	943.5	1,021.7
Derivative petrochemicals
Synthetic resin
Polyethylene	2,101.2	2,153.7	2,434.1
Polypropylene	1,630.2	1,730.0	1,800.9
ABS	215.0	198.9	201.8
Other synthetic resin products	16.1	16.9	43.5
Synthetic fiber
Polyacrylic fiber	79.3	61.6	72.6
Terylene fiber	48.1	35.7	19.6
Other synthetic fiber products	9.3	9.0	8.0
Synthetic rubber
Styrene butadiene rubber	210.6	249.6	300.8
Other synthetic rubber products	100.0	94.4	119.3
Intermediates
Alkylbenzene	197.5	205.4	176.6
Other chemicals
Urea	3,634.5	3,823.7	3,973.3

We are one of the major producers of ethylene in China. We use the bulk of the ethylene we produce as a principal feedstock for the production of many chemical products, such as polyethylene. As of December 31, 2009, our annual ethylene production capacity was 3,710 thousand tons, representing an increase of 36.9% from 2,710 thousand tons in the year ended December 31, 2008. Our production volume of ethylene increased by 11.7% from 2,675.6 thousand tons in 2008 to 2,988.9 thousand tons in 2009. The petrochemical ethylene projects at Fushun Petrochemical, Sichuan Petrochemical and Daqing Petrochemical have been approved by the National Development and Reform Commission and we are currently in the process of implementing these projects.

In 2009, the monthly average capacity utilization rate at our ethylene production facilities was 98.6%. The cost of ethylene production is an important component of our overall chemical production costs. Reduction of energy consumption and raw material loss is a key factor in reducing ethylene production costs. We have implemented a series of measures to reduce energy consumption. The average energy consumption of our ethylene production facilities was 743.8, 713.8 and 682.2 kilograms of standard oil per ton in 2007, 2008 and 2009, respectively. We plan to continue to implement measures to reduce our energy consumption.

The average ethylene percentage loss at our chemical plants in 2009 was 0.86%. High ethylene percentage loss has contributed to the relatively high cost of our ethylene production. In order to reduce high ethylene percentage loss in our ethylene production, we will continue to implement a series of measures at our chemical plants in the future, such as improving our process management of key units for ethylene production, reducing unplanned temporary interruptions of our chemical facilities and enhancing pyrolysis material composition and production plans.

We produce a number of synthetic resin products, including polyethylene, polypropylene and ABS. As of December 31, 2009, our production capacities for polyethylene, polypropylene and ABS were 3,112 thousand tons, 2,524 thousand tons and 325 thousand tons, respectively. In 2009, we produced 2,434.1 thousand tons of polyethylene, 1,800.9 thousand tons of polypropylene and 201.8 thousand tons of ABS, respectively, which respectively increased by 13.0% , 4.1% and 1.5% as compared with 2008. Currently, China imports significant volumes of these products to meet the domestic demand due to an inadequate supply of domestically produced polyethylene and polypropylene. We intend to increase the production, and improve the quality, of these products. We are building new production facilities with new technology for the production of these products in Daqing Petrochemical, Daqing Refining and Chemical, Fushun Petrochemical, Sichuan Petrochemical/Jilin Petrochemical and other branch companies to meet this target.

Marketing of Chemicals

Our chemical products are distributed to a number of industries that manufacture components used in a wide range of applications, including automotive, construction, electronics, medical manufacturing, printing, electrical appliances, household products, insulation, packaging, paper, textile, paint, footwear, agriculture and furniture industries.

The following table sets forth the sales volumes of our chemical products by principal product category for each of the years ended December 31, 2007, 2008 and 2009.

	Year Ended December 31,
Product	2007	2008	2009
	(In thousands of tons)

Derivative petrochemicals
Synthetic resin
Polyethylene	2,102.4	2,194.9	2,350.5
Polypropylene	1,434.8	1,549.1	1,939.0
ABS	216.7	327.1	302.4
Synthetic fiber
Terylene fiber	56.6	41.7	18.7
Polyacrylic fiber	71.6	67.5	107.5
Synthetic rubber
Butadiene styrene rubber	219.0	233.8	327.0
Intermediates
Alkylbenzene	156.6	164.6	165.4
Other chemicals
Urea	3,662.2	4,393.2	4,054.1

Marketing

We engage in the marketing of refined products through 31 regional sales branch companies, three distribution branch companies, one lubricants branch company and one fuel oil company. These operations include the transportation and storage of the refined products, and the wholesale, retail and export of gasoline, diesel, kerosene, lubricant, paraffin, asphalt and other refined products. For the year ended December 31, 2009, our marketing segment had an profit from operations of RMB13,265 million. In 2009, we sold approximately 101.25 million tons of gasoline, diesel and kerosene.

We market a wide range of refined products, including gasoline, diesel, kerosene and lubricants, through an extensive network of sales personnel and independent distributors and a broad wholesale and retail distribution system across China. As of December 31, 2009, our marketing network consisted of:

•	Approximately 837 regional wholesale distribution outlets nationwide. Substantially all of these outlets are located in high demand areas such as economic centers across China, particularly in the coastal areas, along major railways and along the Yangtze River; and

•	16,607 service stations owned and operated by us and 655 franchise service stations owned and operated by third parties.

In 2009, we sold approximately 95.4 million tons of gasoline and diesel. The PRC government and other institutional customers, including railway, transportation and fishery operators, are our long-term purchasers of the gasoline and diesel that we produce. We sell gasoline and diesel to these customers at the supply prices for special customers published by the PRC government. See “— Regulatory Matters — Pricing — Refined Products” for a discussion of refined product pricing. In 2009, sales of gasoline and diesel to these customers accounted for approximately 2.3% and 8.5% of our total sales of gasoline and diesel, respectively.

The following table sets forth our refined product sales volumes for each of the years ended December 31, 2007, 2008 and 2009.

	Year Ended December 31,
Product	2007	2008	2009
	(In thousands of tons)

Diesel	54,376.9	56,081.0	64,659.4
Gasoline	27,003.1	29,399.4	30,777.1
Kerosene	3,781.8	4,797.6	5,816.9
Lubricants	2,378.4	2,003.4	1,795.8

Wholesale Marketing

We sell refined products both directly and through independent distributors into various wholesale markets, as well as to utility, commercial, petrochemical, aviation, agricultural, fishery and transportation companies in China. Our gasoline and diesel sales also include the amount we transferred to our retail operations. We made wholesale sales of approximately 2.35 million tons of gasoline and diesel to Sinopec in 2009, representing approximately 2.5% of our total sales of these products in the same period.

Retail Marketing

The weighted average sales volume of gasoline and diesel per business day at our service station network was 8.4 tons per service station in 2007, 9.6 tons per service station in 2008 and 10.1 tons per service station in 2009.

We sell our refined products to service stations owned and operated by CNPC. These service stations sell exclusively refined products produced or supplied by us in accordance with contractual arrangements between CNPC and us. Under these contractual arrangements, we also provide supervisory support to these service stations.

We currently use “ ” for all our service stations.

Most of the service stations in our service station network are concentrated in the northern, northeastern and northwestern regions of China where we have a dominant wholesale market position. However, the eastern and southern regions of China have a higher demand for gasoline and diesel. We have made significant efforts in recent years to expand our sales and market share in the eastern and southern regions of China through expanding the number of our service stations and storage facilities in these regions.

We invested a total of RMB10,177 million in expanding our service station network in 2009. In 2009, we sold approximately 27,847 thousand tons of gasoline and diesel through our owned and franchised service stations in the eastern and southern regions of China, as compared to approximately 25,660 thousand tons and 26,370 thousand tons we sold in 2007 and 2008, respectively.

In 2009, we acquired or constructed an aggregate of 692 service stations that are owned and operated by us, of which 480 are in the eastern and southern regions of China. We plan to further increase our retail market share and improve the efficiency of our retail operations, with a continued focus on the eastern and southern regions of China.

We plan to invest approximately RMB12,000 million in 2010 to expand our service station network and storage infrastructure by developing new oil storage facilities, service stations and informationization projects.

The following table sets forth the number of service stations in our marketing network as of December 31, 2009:

Owned and operated by us(1)	16,607
Franchised	655
Total	17,262

(1)	Includes 462 service stations owned and operated by BP PetroChina Petroleum Company Limited.

In order to improve the efficiency and profitability of our service station network, through several years’ efforts, we have completed the standardization upgrade of most of our service stations and have further standardized our service procedures, staff uniforms and client service quality of all our service stations. We have been making great efforts to implement a centralized service station computerized management system covering all the service stations across the country. We plan to use this system in all our service stations across the country by end of 2010. In addition, we are making great efforts to promote the use of pre-paid gasoline/diesel filling cards at our service stations. We are developing convenience-store-like service stations with a view to improving the management and client service quality of our service stations. In addition to selling gasoline and diesel, we have planned to gradually increase the sale of lubricants and other non-fuel products at our service stations.

Natural Gas and Pipeline

We are China’s largest natural gas transporter and seller in terms of sales volume, with turnover of RMB77,658 million and total sales volume of 2,105.1 billion cubic feet in 2009. In 2009, our natural gas and pipeline segment generated profit from operations of RMB19,046 million. We sell natural gas primarily to fertilizer and chemical companies, commercial users and municipal utilities owned by local governments. In addition, we also conduct the operation of crude oil and refined product transmission in the natural gas and pipeline segment.

The following table sets forth the length of our natural gas pipelines as of December 31, 2007, 2008 and 2009 and the volume of natural gas sold by us in each of the years ended December 31, 2007, 2008 and 2009.

	As of December 31 or Year
	Ended December 31,
	2007	2008	2009

Total length of natural gas pipelines (km)	22,043	24,037	28,595
Total length of crude oil pipeline (km)	10,559	11,028	13,164
Total length of refined oil products pipeline (km)	2,669	2,656	8,868
Total volume of natural gas sold(1) (Bcf)	1,538.7	1,802.8	2,105.1

(1)	Representing the natural gas sold to third parties

Our Principal Markets for Natural Gas

In 2009, 23.0%, 22.8%, 23.6%, 17.9%, 4.9% and 7.8% of our natural gas sales were to the southwestern, northern, eastern, northwestern, northeastern and central regions of the PRC, respectively.

Currently, Sichuan Province and Chongqing Municipality in southwest China are two of our principal markets for natural gas. We sold 454.3 billion cubic feet of natural gas to Sichuan Province and Chongqing Municipality in 2009, representing approximately 21.6% of our total natural gas sales in 2009. We supply natural gas to Sichuan Province and Chongqing Municipality from our exploration and production operations in the Sichuan oil region. Our natural gas pipelines in these areas are well developed, consisting of a natural gas transmission network with a total length of approximately 7,305 kilometers. As these areas lack adequate supply of alternative energy resources, such as coal, we believe that we can further expand our natural gas sales as energy demand increases in these areas.

Beijing Municipality, Tianjin Municipality, Hebei Province and Shandong Province in northern China have high energy consumption levels. These areas are also important markets for our natural gas transmission and marketing business. We sold an aggregate of 415.8 billion cubic feet of natural gas to these areas in 2009, as compared to 349 billion cubic feet in 2008. Our natural gas sales to Beijing Municipality increased 15.6% from 197.2 billion cubic feet in 2008 to 227.8 billion cubic feet in 2009. We supply natural gas to Beijing Municipality, Tianjin Municipality and Hebei Province primarily from the Changqing oil region through the Shaanxi to Beijing natural gas pipeline, which is one of our natural gas trunk pipelines, and from the Huabei and Dagang oil regions. Currently, we have 3,090 kilometers of natural gas pipelines in these areas.

Shanghai Municipality, Jiangsu Province, Zhejiang Province and Anhui Province located in Yangtze River Delta of eastern China have become our significant natural gas markets. In 2009, we sold 496.5 billion cubic feet of natural gas to this area, representing approximately 23.6% of our total natural gas sales in 2009.

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

Natural Gas Transmission Infrastructure

As of December 31, 2009, our natural gas and pipeline segment owned and operated approximately 25,517 kilometers of natural gas pipelines in China, which represented the vast majority of China’s onshore natural gas pipelines. Our existing natural gas pipelines form regional natural gas supply networks in northwestern, southwestern, northern and central China as well as the Yangtze River Delta. Our experience in the design, construction management and operation of our natural gas pipelines has enabled us to develop relatively advanced technologies and skills in China in long distance pipeline design, construction and automated operational communications. We believe that we will continue to benefit from those technologies and skills in the future expansion of our natural gas pipeline networks and their ancillary facilities.

As of December 31, 2009, we constructed and operated the following main natural gas pipelines in China:

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

Our West to East natural gas pipelines has a designed annual throughput capacity of 423.8 billion cubic feet. As of December 31, 2009, we entered into long-term take-or-pay contracts with 95 subscribers and distributors to supply them with natural gas through the West to East natural gas pipelines. We sold 496.5 billion cubic feet of natural gas through these pipelines in 2009, representing approximately 23.6% of our total natural gas sales in 2009.

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

Zhong County to Wuhan Municipality natural gas pipeline

The Zhong County to Wuhan Municipality natural gas pipeline links our natural gas fields in the Sichuan gas region to Wuhan Municipality and other regions in Hubei Province and Hunan Province, with a total length of 1,375 kilometers, including the main line of 719 kilometers and three branch lines with a total length of 656 kilometers. This line has a designed annual throughput capacity of 105.9 billion cubic feet. The main line and its Xiangfan branch line and Huangshi branch line were completed and put into commercial operation in December 2004 and the Xiangtan branch line was completed and put into commercial operation in July 2005.

As of December 31, 2009, we entered into long-term take-or-pay contracts with 29 subscribers and distributors to supply them with natural gas through our Zhong County to Wuhan Municipality natural gas pipeline. We sold

77.7 billion cubic feet of natural gas through this pipeline in 2009, representing approximately 3.7% of our total natural gas sales for the period.

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

As of December 31, 2009, we entered into long-term take-or-pay contracts with 78 subscribers and distributors to supply them with natural gas through our Shaanxi to Beijing Municipality natural gas pipelines. We sold 412.8 billion cubic feet of natural gas through these pipelines in 2009, representing approximately 19.7% of our total natural gas sales in 2009.

In addition to the major transmission infrastructures described above, we also operate other natural gas pipelines linking our domestic gas fields to natural gas consumption markets in China, including the pipeline network within the Sichuan gas region, the Sebei to Xining to Lanzhou natural gas pipeline, the Daqing to Harbin natural gas pipeline and Daqing to Qiqihar gas pipeline.

In 2008, we also commenced the construction of several natural gas pipeline projects to expand our existing transmission infrastructures. These projects include, but are not limited to, (i) Yongqing to Tangshan to Qinhuangdao natural gas pipeline of 321 kilometers that connects Beijing Municipality, Tianjin Municipality and Hebei Province, (ii) Changling to Changchun to Jihua natural gas pipeline of 221 kilometers that runs within the Jilin oil and gas region, and (iii) Naxi to Anbian natural gas pipeline of 106 kilometers that runs within the Sichuan gas region. The construction of these projects has been completed.

In 2009, we commenced the construction of the second West to East Pipeline, the third Shaanxi-Beijing Pipeline, the Taian to Qingdao Pipeline and the Qinhuangdao to Shenyang Pipeline projects. The second West to East Pipeline includes one main line, 8 branch lines and 3 underground storage facilities, with a total length of 8,704 kilometers. The main line of the second West to East Pipeline has a length of 4,978 kilometers. The western section of the main line extends from Horgos to Zhongwei with a length of 2,461 kilometers and a designed annual throughput capacity of 30 billion cubic feet. The eastern section of the main line extends from Zhongwei to Guangzhou with a length of 2,517 kilometers and a designed annual throughput capacity of 28 billion cubic feet. The third Shaanxi to Beijing Pipeline has a total length of 819.2 kilometers and a designed annual throughput capacity of 15 billion cubic feet. The Taian to Qingdao Pipeline has a total length of 355 kilometers and a designed annual throughput capacity of 15 billion cubic feet. The Qinhuangdao to Shenyang Pipeline has a total length of 421 kilometers and a designed annual throughput capacity of 15 billion cubic feet.

Crude Oil and Refined Product Transportation and Storage Infrastructure

We have an extensive network for the transportation, storage and distribution of both crude oil and refined products, which covers many regions of China. Our goal is to exploit and optimize our existing infrastructure to further consolidate our presence as the leading integrated oil and gas company in China.

In 2005, we completed the construction of the PRC portion of the Sino-Kazakhstan oil pipeline. The PRC portion, starting at Ala Mountain Pass and ending at Dushanzi in Xinjiang Autonomous Region, has a total length of 246 kilometers. Commercial operation of the Sino-Kazakhstan oil pipeline was commenced in July 2006.

In June 2007, we completed the construction and commenced the commercial operation of the Dagang to Zaozhuang oil pipeline, which starts at Dagang, Tianjin and ends at Zaozhuang, Shandong Province, with a total length of 679 kilometers.

The Lanzhou to Zhengzhou to Changsha refined oil pipeline was approved by the National Development and Reform Commission in December 2007 and we commenced the construction of that pipeline thereafter. We finished the construction and commenced the operation of the section from Lanzhou to Zhengzhou in April 2009 and the section from Zhengzhou to Wuhan in August 2009.

In May 2009, we commenced the construction of the Mohe to Daqing section on the Russia to China crude oil transmission pipeline. This section has a length of 927 kilometers and a designed annual throughput capacity of 15 million tons.

As of December 31, 2009, our crude oil transportation and storage infrastructure consisted of:

•	13,164 kilometers of crude oil pipelines with an average daily throughput of approximately 3.03 million barrels; and

•	crude oil storage facilities with an aggregate storage capacity of approximately 21.7 million cubic meters.

We deliver crude oil to customers through our pipeline and storage facility network, through crude oil storage facilities that we lease from third parties and by ships leased by customers. In 2009, approximately 90.21% of our crude oil production was delivered to refineries through our crude oil pipeline network. During the past three years, we have not experienced any delays in delivering crude oil due to pipeline capacity constraints.

Our transportation and storage infrastructure also includes:

•	8,868 kilometers of refined product pipelines with an average daily throughput of approximately 48,803 tons; and

•	refined product storage facilities with a total storage capacity of approximately 26.0 million cubic meters.

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

Exploration and Production Operations

We are the largest onshore oil and gas company in China in terms of proved crude oil and natural gas reserves as well as crude oil and natural gas production and sales. However, we compete with Sinopec for the acquisition of desirable crude oil and natural gas prospects. Similarly, we face some competition in the development of offshore oil and gas resources. We believe that our experience in crude oil and natural gas exploration and production and our advanced exploration and development technologies that are suitable for diverse geological conditions in China will enable us to maintain our dominant position in discovering and developing crude oil and natural gas reserves in China.

Refining and Chemicals Operations and Marketing Operations

We compete with Sinopec in our refining and chemicals operations and marketing operations on the basis of price, quality and customer service. Most of our refineries and chemical plants are located in the northeastern and northwestern regions of China where we have the dominant market share for refined products and chemical products. We sell the remainder of our refined products and chemical products to the eastern, southern, southwestern and central-southern regions of China, where our products have a considerable market share. The eastern and southern regions of China, where refined products and chemical products are in higher demand, are important markets for our refined products and chemical products. Sinopec has a strong presence in the eastern and southern regions of China in competition with us, and most of Sinopec’s refineries, chemical plants and distribution networks are located in these regions in close proximity to these markets. Moreover, as the newly constructed facilities of CNOOC commenced operation in the same region, large quantity of chemical products have been marketed into that area. As a result, the competition has further intensified. We expect that we will continue to face competition from, among other competitors, Sinopec and CNOOC in our refined products and chemical products sales in these regions. See “Item 3 — Key Information — Risk Factors”.

We also face competition from imported refined products and chemical products on the basis of price and quality. As a result of China’s entry into the WTO and the continuous expansion of China’s free trade zones, competition from foreign producers of refined products and chemical products has increased and the retail and wholesale markets in China for refined products and chemical products will be gradually opened to foreign competition as tariff and non-tariff barriers for imported refined products and chemical products are being lifted over time. For example, sales of chemical products imported from the Middle East have increased rapidly in China in recent years. We will face more and more challenges in the competition of refined and chemical products. All these force us to reduce our production costs, improve the quality of our products and optimize our product mix. See “Item 3 — Key Information — Risk Factors”.

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

Environmental Matters

Together with other companies in the industries in which we operate, we are subject to numerous national, regional and local environmental laws and regulations and environmental regulations promulgated by the governments in whose jurisdictions we have operations. These laws and regulations concern our oil and gas exploration and production operations, petroleum and petrochemical products and other activities. In particular, some of these laws and regulations:

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

We anticipate that the environmental laws and regulations to which we are subject will become increasingly strict and are therefore likely to have an increasing impact on our operations. It is difficult, however, to predict accurately the effect of future developments in such laws and regulations on our future earnings and operations. Some risk of environmental costs and liabilities is inherent in certain of our operations and products, as it is with other companies engaged in similar businesses. We cannot assure you that material costs and liabilities will not be incurred. However, we do not currently expect any material adverse effect on our financial condition or results of operations as a result of compliance with such laws and regulations. We paid pollutant discharge fees of approximately RMB231 million, RMB200 million and RMB301 million in 2007, 2008 and 2009, respectively.

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

Our capital expenditures on environmental programs in 2007, 2008 and 2009 were approximately RMB2,299 million, RMB1,366 million and RMB1,336 million, respectively.

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

As of December 31, 2009, CNPC obtained formal land use right certificates for 27,765 of the 28,649 parcels of land and ownership certificates for some buildings. The governmental procedures for the above-mentioned service stations located on collectively owned land have not been completed to date. We believe that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. Our directors believe that this will not have any material adverse effect on our results of operations and financial condition.

We hold exploration and production licenses covering all of our interests in developed and undeveloped acreage, oil and natural gas wells and relevant facilities. See “— Exploration and Production — Properties”.

Intellectual Property

Our company logo “ ” is jointly owned by us and CNPC and has been used since December 26, 2004. We have applied for trademark registrations of the logo with the State Trademark Bureau of the PRC. To date, several of our applications have been approved and others are either in the process of review or public announcement phase. In addition, we have applied for international trademark registration for our logo in other jurisdictions. We have received 27 Madrid International Trademark Registration Certificates for our logo covering 50 jurisdictions and 390 trademark registration certificates from individual countries and regions.

As of December 31, 2009, we owned approximately 3,800 patents in China and other jurisdictions. We were granted 700 patents in China in 2009.

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

On December 18, 2008, the PRC government further improved the pricing mechanism and the domestic prices of refined oil products continue to be indirectly linked to the international market. Under the improved mechanism, the domestic selling price of the refined oil products are determined on the basis of the corresponding international crude oil prices and by taking consideration of the average domestic processing cost, tax, selling expenses and appropriate profit margin. The prices of diesel and gasoline continue to follow the government set prices and the government guiding prices. The retail pries of diesel and gasoline are subject to highest retail prices set by the government. The highest retail price is determined on the basis of the ex-works price and the profit margin for retailing activities.

On May 7, 2009, the National Development and Reform Commission promulgated and implemented the Measures for Administration of Petroleum Price (on trial) (the “Oil Price Measures”). The Oil Price Measures officially specifies the relevant conditions and mechanisms for the adjustment of the prices of China’s domestic refined oil products. Under the Oil Price Measures, when the change in the average price of crude oil on the international market for 22 consecutive days exceeds 4%, prices of domestic refined oil products may be adjusted accordingly. When the price of crude oil on the international market becomes lower than US$80 per barrel, the prices of domestic refined oil products shall be computed on the basis of normal profit margin for processing. On the contrary, when the price of crude oil on the international market becomes higher than US$80 per barrel, the profit margin for processing shall be reduced until being reduced to zero. When the price of crude oil becomes higher than US$130 per barrel, appropriate financial and tax policies shall be adopted to ensure the production and supply of refined oil products and the stability of the domestic gasoline and diesel prices. Retailers of refined oil products may set the retail prices freely as long as their retail prices are not higher than the highest retail prices of gasoline and diesel set by the government.

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

On June 1, 2010, the National Development and Reform Commission raised the median ex-works prices of the domestic onshore natural gas and as a result of that, the median ex-works price of all the oil and gas fields in China increased by RMB0.23/cubic meter. At the same time, the National Development and Reform Commission combined the first category and the second category median ex-works prices of the natural gas from Dagang Oil Field, Liaohe Oil Field and Zhongyuan Oil Field, thus ending the “dual-track natural gas pricing system” as described above. In addition, the National Development and Reform Commission expanded the floating range of the median ex-works price by allowing the median ex-works price to float upward to 10% and downward to any level.

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

On April 25, 2010, the National Development and Reform Commission adjusted the originally government-set flat pipeline transportation tariff for the natural gas transported by pipelines. As a result of such adjustment, our average pipeline transportation tariff for the natural gas transported by pipelines increased from RMB0.06 per cubic meter to RMB0.14 per cubic meter.

Production and Marketing

Crude Oil

Each year, the National Development and Reform Commission publishes the projected target for the production and sale of crude oil by PetroChina, Sinopec and CNOOC, based on the domestic consumption estimates submitted by domestic producers, including PetroChina, Sinopec and CNOOC, the production of these companies as well as the forecast of international crude oil prices. The actual production levels are determined by the producers themselves and may vary from the submitted estimates. Since January 1, 2007, when the Measures on the Administration of the Refined Products Market promulgated by the Ministry of Commerce became effective, qualified domestic producers are permitted to engage in the sale and storage of crude oil. Foreign companies are also allowed to establish and invest in enterprises to conduct crude oil business.

Refined Products

Previously, only PetroChina, Sinopec and joint ventures established by the two companies had the right to conduct gasoline and diesel wholesale business. Other companies, including foreign invested companies, were not allowed to engage in wholesale of gasoline and diesel in China’s domestic market. In general, only domestic companies, including Sino-foreign joint venture companies, were permitted to engage in retail of gasoline and diesel. Since December 11, 2004, wholly foreign-owned enterprises are permitted to conduct refined oil retail business. Since January 1, 2007, when the Measures on the Administration of the Refined Products Market became effective, all entities meeting certain requirements are allowed to submit applications to the Ministry of Commerce to conduct refined oil products wholesale, retail and storage businesses.

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

Tax Item	Tax Base	Tax Rate

Enterprise income tax	Taxable income	Effective January 1, 2008, charged at the legal rate of 25%. However, certain of our qualified operations in west regions of the PRC are entitled to a rate of 15% prior to 2010.

Value-added tax	Turnover	13% for liquified natural gas, natural gas, liquified petroleum gas, agricultural film and fertilizers and 17% for other items.

	Sales volume	5% for the Sino-foreign oil and gas exploration and development cooperative projects. However input value-added tax cannot be deducted.

Business tax	Income from transportation services	3%

Consumption tax	Aggregate volume sold or self-consumed	Effective January 1, 2009, the unit tax amount of the consumption tax for refined oil products was increased as follows:

RMB1.0 per liter for unleaded gasoline

RMB0.8 per liter for diesel.

Tax Item	Tax Base	Tax Rate

RMB1.0 per liter for naphtha, solvent naphtha and lubricants.

RMB0.8 per liter for fuel oil

Resource tax	Aggregate volume sold or self-consumed	Effective July 1, 2005, resource tax applicable to crude oil of our company was adjusted upward from the original RMB8 to 30 per ton to RMB14 to 30 per ton, and the resource tax for natural gas was adjusted from the original RMB2 to 15 per thousand cubic meter to RMB7 to 15 per thousand cubic meter.

The actual applicable rate for each oil field may differ, depending on the resource differences, volume of the exploration and production activities and costs required for the production at the particular oil field.

Effective from June 1, 2010, the resource tax payable by the resource tax payers in connection with their extraction of crude oil and natural gas in Xinjiang shall be collected based on value at the rate of 5%. The amount of the resource tax payable = sales value × tax rate. Taxpayers shall be eligible for a reduced resource tax rate in connection with their extraction of viscous oil, high pour-point oil, and high sour natural gas as well as enhanced oil recovery.

Compensatory fee for mineral resources	Turnover	1% for crude oil and natural gas

Crude oil special gain levy	Sales amount above specific threshold	Effective March 26, 2006, levied on the domestic crude oil sold at or above US$40/barrel, with a five-level progressive tax rates, varying from 20% to 40%

Exploration license fee	Area	RMB100 to 500 per square kilometer per year

Production license fee	Area	RMB1,000 per square kilometer per year

Royalty fee(1)	Production volume	Progressive rate of 0-12.5% for crude oil and 0-3% for natural gas

(1)	Payable only by Sino-foreign oil and gas exploration and development cooperative projects. The project entity of those cooperative projects is not subject to any other resource tax or fee.

The PRC Highway Law, as amended on October 31, 1999, provides that the PRC government will collect funds for highway maintenance by imposing fuel taxes. On December 18, 2008, the State Council promulgated the Circular on Implementing the Reform of Refined Oil Product Pricing and Relevant Tax and Charge Collection. According to the Circular, effective January 1, 2009, the PRC government ceased to impose the fuel oil tax. Instead, as part of the reform of the refined oil product pricing, the government used the existing system of taxation, methods of tax collection and means of taxation administration to further improve the refined oil product pricing mechanism. As a result, the unit tax amount of the consumption tax for refined oil products was increased.

Environmental Regulations

We are subject to various PRC national environmental laws and regulations and also environmental regulations promulgated by the local governments in whose jurisdictions we have operations. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. There are national and local standards applicable to emissions control, discharges to surface and subsurface water and disposal, and the generation, handling, storage, transportation, treatment and disposal of solid waste materials.

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

Overview

We are engaged in a broad range of petroleum and natural gas related activities, including:

•	the exploration, development, production and sale of crude oil and natural gas;

•	the refining of crude oil and petroleum products, and the production and marketing of basic petrochemical products, derivative chemical products and other chemical products;

•	marketing and trading of refined oil products; and

•	the transmission of natural gas, crude oil and refined oil products as well as the sale of natural gas.

We are China’s largest producer of crude oil and natural gas and are one of the largest companies in China in terms of sales. In the year ended December 31, 2009, we produced approximately 843.5 million barrels of crude oil and approximately 2,122.2 billion cubic feet of natural gas for sale. Our refineries also processed approximately 828.6 million barrels of crude oil in the year ended December 31, 2009. In the year ended December 31, 2009, we had turnover of RMB1,019,275 million and profit attributable to the owners of our company of RMB103,387 million.

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

The table below sets forth the median prices for our principal grades of crude oil in 2007, 2008 and 2009 and the negotiated premiums or discounts applicable to those grades of crude oil since 2007.

		Median Prices for Principal Grades of
		Crude Oil (RMB/Barrel)			Premium/(Discount)
		Year 2007	Year 2008	Year 2009	(RMB/Barrel)
Grade of Crude Oil	Benchmark	Average	Average	Average	2007	2008	2009

Daqing	Cinta	536	701	390	(3.8)	(3.8)	(3.8)
Jidong	Cinta	536	701	390	(3.8)	(3.8)	(3.8)
Huabei	Cinta	536	701	390	(3.9)	(3.9)	(3.9)
Dagang	Duri	512	651	350	(4)	(4)	(4)
Tarim	Cinta	536	701	390	(51)	(51)	(51)
Tuha	Minas	571	729	418	(36)	(36)	(36)

Increases or decreases in the price of crude oil in China have a significant effect on the turnover from our exploration and production segment. Our turnover from the exploration and production segment for the year ended December 31, 2009 was RMB 405,326 million, representing a decrease of 35.3% from RMB626,367 million for the year ended December 31, 2008, mainly as a result of the decreases in the prices of crude oil. In the year ended December 31, 2009, our average realized selling price for crude oil was RMB368 per barrel, decreased by 39.5% from RMB608 per barrel in the year ended December 31, 2008. See “Item 4 — Information on the Company — Regulatory Matters — Pricing” for a more detailed discussion of current PRC crude oil pricing regulations.

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

As of the end of 2008, the ex works prices were RMB 6,229 per ton for 90# gasoline and RMB 5,625 per ton for 0# diesel. The following table sets forth the adjustments that were made to such median prices from January 2009 to June 18, 2010, as published by the National Development and Reform Commission.

	90(#)	0(#)
Date	Gasoline	Diesel
	(RMB/ton)	(RMB/ton)

January 15, 2009	(140)	(160)
March 25, 2009	290	180
June 10, 2009	400	400
June 30, 2009	600	600
July 29, 2009	(220)	(220)
September 2, 2009	300	300
September 30, 2009	(190)	(190)
November 10, 2009	480	480
April 14, 2010	320	320
June 1, 2010	(230)	(220)

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

Critical Accounting Policies

The preparation of our consolidated financial statements requires our management to select and apply significant accounting policies, the application of which may require management to make judgments and estimates that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of our financial statements, and the reported amounts of turnover and expenses during the reporting period. Notwithstanding the presentation of our principal accounting policies in Note 3 to our consolidated financial statements included elsewhere in this annual report, we have identified the accounting policies below as most critical to our business operations and the understanding of our financial condition and results of operations presented in accordance with IFRS. Although these estimates are based on our management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

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

Before estimated oil and gas reserves are designated as “proved”, certain engineering criteria must be met in accordance with industry standards and the regulations of the SEC. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Therefore, these estimates do not include probable or possible reserves. Our proved reserve estimates are updated annually by independent, qualified and experienced oil and gas reserve engineering firms in the United States. Our oil and gas reserve engineering department has policies and procedures in place to ensure that these estimates are consistent with these authoritative guidelines. Among other factors as required by authoritative guidelines, this estimation takes into account recent information about each field, including production and seismic information, estimated recoverable reserves of each well, and oil and gas prices and operating costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Therefore, as prices and cost levels change from year to year, the estimate of proved reserves also changes. We have no costs of unproved properties capitalized in oil and gas properties.

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

Provision for Asset Decommissioning

Provision is recognized for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognized are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties. Changes in any of these estimates will impact the operating results and the financial position of the company over the remaining economic lives of the oil and gas properties.

Operating Results

The following discussion is based on our historical results of operations. As a result of the factors discussed above, such results of operations may not be indicative of our future operating performance. In 2009, we restated our consolidated financial statements to reflect the corporate mergers between the certain subsidiaries of our company and the certain subsidiaries of CNPC. These corporate mergers, whether individually or taken as a whole, do not have a significant effect on our company.

Our income statement for each of the years ended December 31, 2007, 2008 and 2009 is summarized in the table below.

	Year Ended December 31,
	2007	2008	2009
	(RMB in millions)

Turnover	837,542	1,072,604	1,019,275
Operating expenses	(636,525)	(913,033)	(875,831)
Profit from operations	201,017	159,571	143,444
Exchange gain (loss), net	(751)	(1,081)	(783)
Interest expense, net	(1,572)	(767)	(3,813)
Share of profit of affiliates and jointly controlled entities	6,445	4,290	1,184
Profit before income tax expense	205,139	162,013	140,032
Income tax expense	(49,802)	(35,211)	(33,473)
Profit for the year attributable to non-controlling interest	(8,541)	(12,349)	(3,172)

Profit for the year attributable to owners of the company	146,796	114,453	103,387

The table below sets forth our turnover by business segment for each of the years ended December 31, 2007, 2008 and 2009 as well as the percentage changes in turnover for the periods shown.

			2008		2009
			vs.		vs.
	2007	2008	2007	2009	2008
	(RMB in millions, except percentages)

Turnover
Exploration and production	473,117	626,367	32.4%	405,326	(35.3%
Refining and chemicals	481,726	560,729	16.4%	501,300	(10.6)%
Marketing	584,115	778,141	33.2%	768,295	(1.3)%
Natural gas and pipeline	50,066	63,315	26.5%	77,658	22.7%
Other	1,718	1,418	(17.5)%	1,372	(3.2)%
Total	1,590,742	2,029,970	27.6%	1,753,951	(13.6)%

Less intersegment sales	(753,200)	(957.366)	27.1%	(734,676)	(23.3)%

Consolidated net sales from operations	837,542	1,072,604	28.1%	1,019,275	(5.0)%

The table below sets forth our operating income by business segment for each of the years ended December 31, 2007, 2008 and 2009, as well as the percentage changes in operating income for the periods shown. Other profit from operations shown below consists of research and development, business services and infrastructure support to our operating business segments.

			2008		2009
			vs.		vs.
	2007	2008	2007	2009	2008
	(RMB in millions, except percentages)

Profit (loss) from operations
Exploration and production	207,749	240,470	15.8%	105,019	(56.3)%
Refining and chemicals	(23,659)	(93,830)	—	17,308	—
Marketing	10,810	7,982	(26.2)%	13,265	66.2%
Natural gas and pipeline	12,495	16,057	28.5%	19,046	18.6%
Other	(6,378)	(11,108)	—	(11,194)	—

Total	201,017	159,571	(20.6)%	143,444	(10.1)%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Consolidated Results of Operations

Overview

Our profit before taxation was RMB140,032 million for the year ended December 31, 2009, representing a decrease of 13.6% compared with the previous period. Profit attributable to the owners of the company for the year ended December 31, 2009 was RMB103,387 million, representing a decrease of 9.7% compared with the previous period. For the year ended December 31, 2009, the basic and diluted earnings per share attributable to the owners of the company were RMB0.56 while the same for 2008 was RMB0.63.

Turnover.  Turnover decreased 5.0% from RMB1,072,604 million for the year ended December 31, 2008 to RMB1,019,275 million for the year ended December 31, 2009. This was primarily due to decreases in the selling prices and changes in the sales volume of major products including crude oil, gasoline, diesel and kerosene.

The table below sets out the external sales volume and average realized prices for major products sold by us for 2008 and 2009 and percentages of change in the sales volume and average realized prices during these two years.

	Sales Volume (’000 ton)			Average Realized Price (RMB/ton)
			Percentage of			Percentage of
	2009	2008	Change (%)	2009	2008	Change (%)

Crude oil*	53,768	38,603	39.3	2,750	4,348	(36.8)
Natural gas (million cubic metre, RMB/’000 cubic metre)	59,614	51,054	16.8	814	813	0.1
Gasoline	30,777	29,399	4.7	5,763	5,881	(2.0)
Diesel	64,659	56,081	15.3	4,965	5,526	(10.2)
Kerosene	5,817	4,798	21.2	3,896	6,355	(38.7)
Heavy oil	8,472	7,061	20.0	2,903	3,541	(18.0)
Polyethylene	2,349	2,195	7.0	8,430	10,219	(17.5)
Lubricant	1,796	2,003	(10.3)	7,204	7,515	(4.1)

*	The crude oil listed above represents all the external sales volume of crude oil of the company.

Operating Expenses.  Operating expenses decreased 4.1% from RMB913,033 million for the year ended December 31, 2008 to RMB875,831 million for the year ended December 31, 2009, of which:

Purchases, Services and Other Expenses.  Purchases, services and other expenses decreased 12.5% from RMB562,851 million for the year ended December 31, 2008 to RMB492,472 million for the year ended December 31, 2009. This was primarily due to (1) a decrease in the purchase prices of crude oil and feedstock oil from external suppliers that resulted in a decrease in purchase costs; (2) a decrease in the prices of raw materials, fuel, energy and other production materials as well as changes in inventories that resulted in a decrease in purchase costs.

Employee Compensation Costs.  Employee compensation costs of the company were RMB65,977 million for the year ended December 31, 2009, representing an increase of 6.1% compared with that of last year. Taking into account factors including the expansion of business of the company, the level of employee compensation was basically the same as that of last year, which demonstrated that the company has maintained effective control on labor cost.

Exploration Expenses.  Exploration expenses decreased 11.3% from RMB21,879 million for the year ended December 31, 2008 to RMB19,398 million for the year ended December 31, 2009. This was primarily due to adjustments made by the company to optimize the structure and workload of exploration and to further strengthen the management of oil and gas exploration as well as control over the process of exploration.

Depreciation, Depletion and Amortization.  Depreciation, depletion and amortization decreased 2.6% from RMB94,759 million for the year ended December 31, 2008 to RMB92,259 million for the year ended December 31, 2009. This was primarily due to the impairment charges recorded by the company against its refining assets and oil and gas properties in 2008.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses increased 9.7% from RMB59,617 million for the year ended December 31, 2008 to RMB65,423 million for the year ended December 31, 2009. This was primarily due to higher production safety expenses in 2009 as required by the relevant PRC regulations.

Taxes Other than Income Taxes.  Taxes other than income taxes increased 9.1% from RMB124,132 million for the year ended December 31, 2008 to RMB135,465 million for the year ended December 31, 2009. The change was primarily due to (1) a significant decrease in the payment of the special levy on the sale of domestic crude oil by the company compared with that of last year, from RMB85,291 million for the year ended December 31, 2008 to RMB20,020 million for the year ended December 31, 2009; (2) a sharp increase in consumption tax expenses borne by the company as a result of the implementation of a new policy on fuel consumption tax in 2009, from RMB13,570 million for the year ended December 31, 2008 to RMB82,429 million for the year ended December 31, 2009; and (3) an increase of RMB5,368 million in urban maintenance and construction tax and educational surcharge as a result of the increase in tax payments including fuel consumption tax.

Other Incomes/(Expenses), net.  Other incomes/expenses, net was RMB4,837 million for the year ended December 31, 2009, while other incomes, net was RMB12,372 million for the year ended December 31, 2008. This was primarily due to the recognition by the company of government grants for the supply of crude oil and refined products in 2008.

Profit from Operations.  Profit from operations of the company for the year ended December 31, 2009 was RMB143,444 million, representing a decrease of 10.1% from RMB159,571 million for the preceding year.

Net Exchange Loss.  Net exchange loss decreased from RMB1,081 million for the year ended December 31, 2008 to RMB783 million for the year ended December 31, 2009. The decrease in the net exchange loss was primarily due to the appreciation of the Renminbi against the U.S. dollar and other currencies in 2008 being more significant than the changes in exchange rates in 2009.

Net Interest Expenses.  Net interest expenses increased 397.1% from RMB767 million for the year ended December 31, 2008 to RMB3,813 million for the year ended December 31, 2009. The increase in net interest expenses was primarily due to the combined effect of a substantial increase in the outstanding balance of interest-

bearing debts and a decrease in interest income resulting from a decrease in the average outstanding balance of deposits.

Profit before Income Tax Expense.  Profit before income tax expense decreased 13.6% from RMB162,013 million for the year months ended December 31, 2008 to RMB140,032 million for the year ended December 31, 2009.

Income Tax Expense.  Income tax expense decreased 4.9% from RMB35,211 million for the year ended December 31, 2008 to RMB33,473 million for the year ended December 31, 2009. The decrease was primarily due to a reduction in the taxable income for the year and taxation adjustments.

Profit for the Year.  Profit for the year decreased 16.0% from RMB126,802 million for the year ended December 31, 2008 to RMB106,559 million for the year ended December 31, 2009.

Profit Attributable to Non-controlling Interest of the Company.  As international crude oil prices in 2009 were lower than that during 2008, certain subsidiaries of the company recorded material decreases in profits. This resulted in a significant decrease in the profit attributable to non-controlling interest, from RMB12,349 million for the year ended December 31, 2008 to RMB3,172 million for the year ended December 31, 2009.

Profit Attributable to Owners of the Company.  Profit attributable to the owners of the company decreased 9.7% from RMB114,453 million for the year ended December 31, 2008 to RMB103,387 million for the year ended December 31, 2009.

Exploration and Production

Turnover.  Turnover decreased 35.3% from RMB626,367 million for the year ended December 31, 2008 to RMB405,326 million for the year ended December 31, 2009. The decrease was primarily due to a significant decrease in crude oil prices.

Operating Expenses.  Operating expenses decreased 22.2% from RMB385,897 million for the year ended December 31, 2008 to RMB300,307 million for the year ended December 31, 2009. The decrease was primarily due to a decrease in the purchase costs of imported crude oil as international crude oil prices remained low throughout 2009 and a sharp decrease in the payment of special levy on the sale of domestic crude oil by the company.

Profit from Operations.  Impacted by factors such as the sharp decrease in crude oil prices, the profit from operations for the year ended December 31, 2009 was RMB105,019 million, representing a decrease of 56.3% from RMB240,470 million for the preceding year. However, the exploration and production segment remains the most important contributor to the profit of the company.

Refining and Chemicals

Turnover.  Turnover decreased 10.6% from RMB560,729 million for the year ended December 31, 2008 to RMB501,300 million for the year ended December 31, 2009. The decrease was primarily due to decrease in the selling prices of key refining and chemical products.

Operating Expenses.  Operating expenses decreased 26.1% from RMB654,559 million for the year ended December 31, 2008 to RMB483,992 million for the year ended December 31, 2009. The decrease was primarily due to the international crude oil price being lower than last year, which resulted in a decrease in the purchase costs of crude oil and feedstock oil from external suppliers.

Profit/Loss from Operations.  The profit from operations amounted to RMB17,308 million for the year ended December 31, 2009, compared with a loss of RMB93,830 million for the year ended December 31, 2008.

Marketing

Turnover.  Turnover decreased 1.3% from RMB778,141 million for the year ended December 31, 2008 to RMB768,295 million for the year ended December 31, 2009. The decrease in turnover was primarily due to a decrease in the selling prices of refined products and reductions in sales revenues from the oil products trading business.

Operating Expenses.  Operating expenses decreased 2.0% from RMB770,159 million for the year ended December 31, 2008 to RMB755,030 million for the year ended December 31, 2009. The decrease was primarily due to a decrease in the purchase costs of refined products from external suppliers, together with a decrease in expenses relating to the oil products trading business.

Profit from Operations.  Profit from operations was RMB13,265 million for the year ended December 31, 2009, representing an increase of 66.2% from RMB7,982 million for the proceeding year.

Natural Gas and Pipeline

Turnover.  Turnover increased 22.7% from RMB63,315 million for the year ended December 31, 2008 to RMB77,658 million for the year ended December 31, 2009. The increase was primarily due to an increase in the natural gas sales volume and the volume of natural gas from pipeline transmission.

Operating Expenses.  Operating expenses increased 24.0% from RMB47,258 million for the year ended December 31, 2008 to RMB58,612 million for the year ended December 31, 2009. The increase was primarily due to an increase in the purchase costs of natural gas.

Profit from Operations.  Profit from the natural gas and pipeline segment to the company continue to grow. Profit from operations of the natural gas and pipeline segment was RMB19,046 million for the year ended December 31, 2009, representing an increase of 18.6% from RMB16,057 million for the year ended December 31, 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Consolidated Results of Operations

Overview

Our profit before taxation was RMB162,013 million for the year ended December 31, 2008, representing a decrease of 21.0% compared with the previous period. Profit attributable to the owners of the company was RMB114,453 million, representing a decrease of 22.0% compared with the previous period. For the year ended December 31, 2008, the basic and diluted earnings per share attributable to the owners of the company were RMB0.63 while the same for 2007 was RMB0.82.

Turnover.  Our turnover increased 28.1% from RMB837,542 million for the year ended December 31, 2007 to RMB1,072,604 million for the year ended December 31, 2008. This was primarily due to the increases in the selling prices and changes in the sales volume of major products including crude oil, natural gas and certain refined products, and the efforts made by us in expanding resources and developing markets by leveraging on the opportunities presented by high prices in crude oil and petrochemical products in the international market. In addition, the increase of the trading business of refined oil products during the year also increased our turnover.

The table below sets out the external sales volume and average realized prices for major products sold by us for 2007 and 2008 and percentages of change in the sales volume and average realized prices during these two years.

	Sales Volume (’000 ton)			Average Realized Price (RMB/ton)
			Percentage of			Percentage of
	2008	2007	Change (%)	2008	2007	Change (%)

Crude oil*	38,603	29,154	32.4	4,348	3,659	18.8
Natural gas (million cubic metre, RMB/’000 cubic metre)	51,054	43,570	17.2	813	693	17.3
Gasoline	29,399	27,003	8.9	5,881	5,168	13.8
Diesel	56,081	54,377	3.1	5,526	4,668	18.4
Kerosene	4,798	3,782	26.9	6,355	4,684	35.7
Heavy oil	7,061	8,772	(19.5)	3,541	2,519	40.6
Polyethylene	2,195	2,102	4.4	10,219	10,497	(2.6)
Lubricant	2,003	2,378	(15.8)	7,515	6,420	17.1

*	The crude oil listed above represents all the external sales volume of crude oil of the company.

Operating Expenses.  Operating expenses increased 43.4% from RMB636,525 million for the year ended December 31, 2007 to RMB913,033 million for the year ended December 31, 2008, of which:

Purchases, Services and Other Expenses.  Purchases, services and other expenses increased 52.2% from RMB369,786 million for the year ended December 31, 2007 to RMB562,851 million for the year ended December 31, 2008. This was primarily due to (1) an increase in the purchase prices and purchase volume of crude oil, feedstock oil and refined products from external suppliers that resulted in the increase in the purchase costs; (2) an increase in the lifting costs of oil and gas operations and the processing costs of our refineries that resulted from the increase in prices of raw materials, fuel, energy and other production materials in the PRC as well as an expansion of our production scale; and (3) impairment losses for decline in the value of inventories in the amount of RMB8,608 million were recorded during 2008, which was driven by the low price market conditions. In addition, the increase in the purchase expenses was also due to an increase in our refined oil products trading operations in 2008.

Employee Compensation Costs.  Employee compensation costs were RMB62,167 million for the year ended December 31, 2008, representing an increase of 11.7% compared with that of 2007. This increase in employee compensation costs was mainly due to the adjustment to the level of salaries in line with the domestic commodity prices.

Exploration Expenses.  Exploration expenses increased 4.4% from RMB20,956 million for the year ended December 31, 2007 to RMB21,879 million for the year ended December 31, 2008. To further boost crude oil and natural gas resources, we undertook more exploration activities for crude oil and natural gas.

Depreciation, Depletion and Amortisation.  Depreciation, depletion and amortisation increased 40.5% from RMB67,423 million for the year ended December 31, 2007 to RMB94,759 million for the year ended December 31, 2008. This was primarily due to (1) an increase in depreciation, depletion and amortisation that resulted from an increase in the average costs of fixed assets and the average net value of oil and gas properties; and (2) as a result of the significant volatility in international crude oil prices in 2008 and deterioration in the overall international and domestic economic conditions since the fourth quarter of 2008 which resulted in the recoverable amounts of certain property, plant and equipment being less than their carrying amounts, we recorded impairment charges of RMB11,949 million and RMB4,235 million against the refining and chemical production assets and oil and gas properties, respectively.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses increased 13.8% from RMB52,389 million for the year ended December 31, 2007 to RMB59,617 million for the year ended December 31, 2008. This was primarily due to an increase in transportation, maintenance and other related costs that resulted from expansion in production scale and business development.

Taxes Other than Income Taxes.  Taxes other than income taxes increased 68.2% from RMB73,806 million for the year ended December 31, 2007 to RMB124,132 million for the year ended December 31, 2008. The increase was primarily due to an increase of RMB40,629 million compared with 2007 in the payment of the special levy on the sale of domestic crude oil by us as the average crude oil prices remained high throughout 2008.

Other Incomes/(Expenses), net.  Other incomes, net, was RMB12,372 million for the year ended December 31, 2008, while the other expenses, net, was RMB1,225 million for the year ended December 31, 2007. This was primarily due to the recognition of government grants to our company for imported crude oil and refined products by the PRC government in the amount of RMB15,700 million.

Profit from Operations.  As a result of the factors discussed above, profit from operations decreased 20.6% from RMB201,017 million for the year ended December 31, 2007 to RMB159,571 million for the year ended December 31, 2008.

Net Exchange Loss.  Net exchange loss increased from RMB751 million for the year ended December 31, 2007 to RMB1,081 million for the year ended December 31, 2008. The increase in the net exchange loss was primarily due to the combined effect of the appreciation of Renminbi against the United States Dollar and other currencies.

Net Interest Expenses.  Net interest expenses decreased 51.2% from RMB1,572 million for the year ended December 31, 2007 to RMB767 million for the year ended December 31, 2008. The decrease in net interest expenses was primarily due to the combined effect of a decrease in the interest expenses from the sharp reduction of average interest rates on loans and an increase in interest income from an increase in the average outstanding balance of deposits.

Profit before Income Tax Expense.  Profit before income tax expense decreased 21.0% from RMB205,139 million for the year ended December 31, 2007 to RMB162,013 million for the year ended December 31, 2008.

Income Tax Expense.  Income tax expense decreased 29.3% from RMB49,802 million for the year ended December 31, 2007 to RMB35,211 million for the year ended December 31, 2008. The decrease was primarily due to the combined effect of a reduction in the taxable income and the reduction of corporate income tax rate for 2008.

Profit Attributable to Owners of the Company.  As a result of the factors discussed above, profit attributable to the owners of the company was RMB114,453 million for the year ended December 31, 2008, a decrease of 22.0% from 2007.

Exploration and Production

Turnover.  Turnover from our exploration and production segment increased 32.4% from RMB473,117 million for the year ended December 31, 2007 to RMB626,367 million for the year ended December 31, 2008. The increase was primarily due to an increase in the prices and sales volume of crude oil and natural gas.

Intersegment sales turnover increased 32.1% from RMB378,888 million for the year ended December 31, 2007 to RMB500,522 million for the year ended December 31, 2008. This increase was mainly due to an increase in the prices of crude oil and natural gas and an increase in the intersegment sales volume.

Operating Expenses.  Operating expenses increased 45.4% from RMB265,368 million for the year ended December 31, 2007 to RMB385,897 million for the year ended December 31, 2008. The increase was primarily due to: (1) a significant increase in the expenses for crude oil imports; (2) an increase in the payment of the special levy on our sale of domestic crude oil as international crude oil prices were higher in 2008; (3) impairment charges for oil and gas properties increased sharply as a result of the significant volatility in the international crude oil prices.

Profit from Operations.  Profit from operations increased 15.8% from RMB207,749 million for the year ended December 31, 2007 to RMB240,470 million for the year ended December 31, 2008. The profit from the exploration and production segment reached a historically high level.

Refining and Chemicals

Turnover.  Turnover from our refining and chemicals segment rose 16.4% from RMB481,726 million for the year ended December 31, 2007 to RMB560,729 million for the year ended December 31, 2008. The increase was primarily due to an increase in the selling prices and an increase in the processing quantity.

Intersegment sales turnover increased 20.0% from RMB330,281 million for the year ended December 31, 2007 to RMB396,410 million for the year ended December 31, 2008. This increase was primarily due to increases in the selling prices and increase in intersegment sales volume of key refined products.

Operating Expenses.  Operating expenses increased 29.5% from RMB505,385 million for the year ended December 31, 2007 to RMB654,559 million for the year ended December 31, 2008. The increase was primarily due to an increase in the purchase costs of crude oil, feedstock oil and refined products from external suppliers.

Loss from Operations.  Loss from operations amounted to RMB93,830 million for the year ended December 31, 2008, representing an increase of RMB70,171 million in loss from the year ended December 31, 2007. The loss was primarily due to (i) the fact that there was a substantial increase in the prices of refined oil products on the international market but the prices of the refined oil products in China’s domestic market were much lower than those on the international market due to China’s macro-economic control, and (ii) a substantial decline in domestic market demands for certain chemical products in the second half of 2008 caused by the global financial crisis. In addition, impairment charges for refining production assets increased significantly compared with that of 2007 due to the deterioration of overall economic conditions in 2008.

Marketing

Turnover.  Turnover from our marketing segment rose 33.2% from RMB584,115 million for the year ended December 31, 2007 to RMB778,141 million for the year ended December 31, 2008. The growth was primarily due to an increase in the selling prices and sales volume of certain refined oil products.

Operating Expenses.  Operating expenses increased 34.3% from RMB573,305 million for the year ended December 31, 2007 to RMB770,159 million for the year ended December 31, 2008. The increase was primarily due to an increase in the prices and sales of refined oil products and an increase in the trading business of oil products.

Profit from Operations.  Profit from operations decreased 26.2% from RMB10,810 million for the year ended December 31, 2007 to RMB7,982 million for the year ended December 31, 2008. The decrease was mainly due to the significant increase of the impairment charges for inventory in 2008 compared with that of 2007.

Natural Gas and Pipeline

Turnover.  Turnover from our natural gas and pipeline segment increased 26.5% from RMB50,066 million for the year ended December 31, 2007 to RMB63,315 million for the year ended December 31, 2008. The increase was primarily due to an increase in the selling prices of natural gas and an increase in the sales volume.

Operating Expenses.  Operating expenses increased 25.8% from RMB37,571 million for the year ended December 31, 2007 to RMB47,258 million for the year ended December 31, 2008. The increase was primarily due to an increase in the purchase costs of natural gas and an increase in depreciation charges.

Profit from Operations.  Profit from operations increased 28.5% from RMB12,495 million for the year ended December 31, 2007 to RMB16,057 million for the year ended December 31, 2008. The natural gas and pipeline business developed rapidly and has continued to increase its contributions to the income of our company.

Liquidity and Capital Resources

Our primary sources of funding include cash generated by operating activities and short-term and long-term borrowings. Our primary uses of funds were for operating activities, acquisitions, capital expenditures, repayment of short-term and long-term borrowings and distributions of dividends to shareholders. Our payments to CNPC are limited to dividends and payments for services provided to us by CNPC. In the year ended December 31, 2009, we distributed as dividends 45% of our reported income for the year attributable to our shareholders. See “Item 8

Financial Information — Dividend Policy” for a discussion of factors which may affect the determination by our board of directors of the appropriate level of dividends.

Our financing ability may be limited by our financial condition, our results of operations and the international and domestic capital markets. Prior to accessing the international and domestic capital markets, we must obtain approval from the relevant PRC government authorities. In general, we must obtain PRC government approval for any project involving significant capital investment for our refining and chemicals, marketing and natural gas and pipeline segments. For a more detailed discussion of factors which may affect our ability to satisfy our financing requirements, see “Item 3 — Key Information — Risk Factors”.

We plan to fund the capital and related expenditures described in this annual report principally through cash from operating activities, short-term and long-term borrowings and cash and cash equivalents. Net cash flows from operating activities in the year ended December 31, 2009 was RMB261,972 million. As of December 31, 2009, we had cash and cash equivalents of RMB86,925 million. While each of the projects described in this annual report for which significant capital expenditures will be required is important to our future development, we do not believe that failure to implement any one of these projects would have a material adverse effect on our financial condition or results of operations. If the price of crude oil undergoes a steep decline in the future, it is likely that we would delay or reduce the scale of the capital expenditures for our exploration and production segment.

In October 2007, we issued 4 billion A Shares, which have been listed and traded on the Shanghai Stock Exchange since November 5, 2007. The total proceeds and net proceeds from such issuance were RMB66,800 million and RMB66,243 million respectively. Of the net proceeds, approximately RMB6,840 million were used for the project to increase the crude oil production capacity of Changqing Oilfield; approximately RMB5,930 million were used for the project to increase the crude oil production capacity of Daqing Oilfield; approximately RMB1,500 million were used for the project to increase the crude oil production capacity of Jidong Oilfield; approximately RMB17,500 million were used for the project to process and refine sulphur-bearing crude oil imported from Kazakhstan and the ethylene technology development project of Dushanzi Petrochemical, and approximately RMB6,000 million were used for the 1.2 million tons/year ethylene redevelopment and expansion project of Daqing Petrochemical. The balance of the net proceeds will be used as additional working capital and for general commercial purpose. A total of RMB61,621 million were used by the end of 2009, and the unused amount currently is deposited a special bank account of our company.

We currently do not have any outstanding options, warrants or other rights for any persons to require us to issue any common stock at a price below its market value. We do not currently intend to issue any such rights or to otherwise issue any common stock for a price below its market value.

In addition, we did not have for the year ended December 31, 2009, and do not currently have, any transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect the liquidity or availability of or requirements for our capital resources.

The table below sets forth our cash flows for each of the years ended December 31, 2007, 2008 and 2009 and our cash equivalents at the end of each period.

	Year Ended December 31,
	2007	2008	2009
	(RMB in millions)

Net cash flows from operating activities	207,663	172,465	261,972
Net cash flows used for investing activities	(183,656)	(211,797)	(261,453)
Net cash flows from financing activities	(5,838)	3,777	53,077
Currency translation difference	(221)	(112)	179
Cash and cash equivalents at year end	68,817	33,150	86,925

Our cash and cash equivalents increased by 162.2% from RMB33,150 million as of December 31, 2008 to RMB86,925 million as of December 31, 2009.

Net Cash Flows from Operating Activities

Our net cash flows from operating activities for the year ended December 31, 2009 was RMB261,972 million, representing an increase of 51.9% compared with RMB172,465 million generated for the year ended December 31, 2008. This was mainly due to the decrease in cash outflow arising from the strengthened working capital management by the company in response to the global financial crisis, and the reduction of value-added taxes as a result of the new pricing mechanism for refined products implemented by the PRC government. As at December 31, 2009, the company had cash and cash equivalents of RMB86,925 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 77.2% were denominated in Renminbi, approximately 17.2% were denominated in U.S. dollar, approximately 4.5% were denominated in HK dollar and approximately 1.1% were denominated in other currencies).

Our net cash flows from operating activities was RMB172,465 million for the year ended December 31, 2008, representing a decrease of 16.9% from RMB207,663 million for the year ended December 31, 2007, mainly as a result of a decrease in our profit attributable to the owners of the company compared with that of 2007. As of December 31, 2008, our cash and cash equivalents amounted to RMB33,150 million, which were mainly denominated in RMB (approximately 67.7% were denominated in Renminbi, and approximately 32.3% were denominated in U.S. dollar).

Net Cash Flows Used for Investing Activities

Our net cash flows used for investing activities for the year ended December 31, 2009 was RMB261,453 million, representing an increase of 23.4% compared with RMB211,797 million used for investing activities for the year ended December 31, 2008. The net increase was primarily due to an increase in capital expenditures paid in cash during the year as a result of the construction of the strategic projects (including the Second West-East Gas Pipeline project) and major programs by the company.

Our net cash flows used for investing activities for the year ended December 31, 2008 was RMB211,797 million, representing an increase of 15.3% compared with RMB183,656 million used for investing activities for the year ended December 31, 2007. The net increase in cash used for investing activities was primarily due to an increase in capital expenditures paid in cash during the year.

Net Cash Flows from Financing Activities

Our net cash flows from financing activities for year ended December 31, 2009 was RMB53,077 million, while our net cash flows from financing activities for the year ended December 31, 2008 was RMB3,777 million. This increase was primarily because we increased our financing activities in response to the financial crisis.

Our net cash flows from financing activities for the year ended December 31, 2008 was RMB3,777 million, while our net cash flows from financing activities for the year ended December 31, 2007 was RMB5,838 million. This decrease was primarily due to an increase in the amount of net borrowings and capital contributions by minority shareholders during the year.

Our net borrowings as of December 31, 2007, 2008 and 2009 were as follows:

	December 31,
	2007	2008	2009
	(RMB in millions)

Short-term debt (including current portion of long-term debt)	31,578	93,670	148,851
Long-term debt	40,067	32,852	85,471

Total debt	71,645	126,522	234,322

Less:
Cash and cash equivalents	68,817	33,150	86,925

Net debt	2,828	93,372	147,397

Of our total borrowings as at December 31, 2009, approximately 69.7% were fixed-rate loans and approximately 30.3% were floating-rate loans. Of the borrowings as at December 31, 2009, approximately 83.2% were denominated in Renminbi, approximately 16.7% were denominated in U.S. dollar, and approximately 0.1% were denominated in Euro dollar.

Of our total borrowings as at December 31, 2008, approximately 67.1% were fixed-rate loans and approximately 32.9% were floating-rate loans. Of the borrowings as at December 31, 2008, approximately 84.3% were denominated in Renminbi, approximately 15.5% were denominated in U.S. dollar, and approximately 0.2% were denominated in Euro dollar.

Our debt to capital ratio (calculated by dividing interest-bearing debts by the aggregate of interest-bearing debts and shareholder’s equity) as of December 31, 2009 was 20.5%, as compared to 13.0% as of December 31, 2008.

Capital Expenditures and Investments

For the year ended December 31, 2009, our capital expenditures increased 14.8% to RMB266,836 million from RMB232,377 million for the year ended December 31, 2008. The increase in capital expenditures was primarily due to an increase in expenditures relating to construction of sales network and construction of natural gas pipelines by our company.

The table below sets forth our capital expenditures and investments by business segment for each of the years ended December 31, 2007, 2008 and 2009 as well as those anticipated for the year ending December 31, 2010. Actual capital expenditures and investments for periods after January 1, 2010 may differ from the amounts indicated below.

								2010
	2007		2008		2009			Anticipated
	(RMB in		(RMB in		(RMB in			(RMB in
	millions)%		millions)%		millions)%			millions)%

Exploration and production(1)	135,351	74.1	157,194	67.6	129,017		48.4	157,700	53.9
Refining and chemicals	21,499	11.8	30,619	13.2	42,558		15.9	49,500	16.9
Marketing	13,212	7.2	4,974	2.1	18,174		6.8	19,600	6.7
Natural gas and pipeline	11,003	6.0	36,848	15.9	74,754		28.0	62,000	21.2
Corporate and other	1,613	0.9	2,742	1.2	2,333		0.9	3,900	1.3

Total	182,678	100.0	232,377	100.0	266,836	(2)	100.00	292,700	100.00

(1)	If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the exploration and production segment for 2008 and 2009, and the estimates for the same in 2010 would be RMB168,732 million, RMB138,396 million and RMB169,000 million, respectively.

(2)	The capital expenditure for 2009 has excluded the consideration for the acquisition of Singapore Petroleum Company Limited in the amount of Singapore dollars (“S$”)3,239 million (approximately RMB15,296 million).

As of December 31, 2009, the capital expenditures contracted for at the balance sheet date but not recognized in our consolidated financial statements were approximately RMB56,657 million.

Exploration and Production

A majority of our capital expenditures and investments relate to our exploration and production segment. For each of the three years ended December 31, 2007, 2008, and 2009, capital expenditures in relation to the exploration and production segment amounted to RMB135,351 million, 157,194 million, 129,017 million, respectively. The capital expenditures and investments in the exploration and production segment were primarily used for large oil and gas exploration projects such as in the oil and gas fields located in Changqing, Daqing, Tarim and Southwestern oil and gas fields in China and Aktyubinsk oil and gas fields and for the construction of key production capacities for various oil and gas fields.

We anticipate that capital expenditures for the exploration and production segment for the year ended December 31, 2010 will amount to approximately RMB157,700 million, of which approximately RMB29,000 million will be mainly used for oil and gas exploration activities, and approximately RMB128,700 million will be used for the oil and gas developmen activities. Domestic exploration activities will be mainly focused on the overall development of regions in Songliao Basin, Bohai Basin, Erdos Basin, Sichuan Basin, Tarim Basin and other key oil and gas regions. Development activities will be focused on the construction of new proved oil and gas fields, while the steady and increasing production of Daqing, Changqing, Tarim and Southwestern oil and gas fields will also be emphasized; oil and gas exploration and development in Central Asia and the Middle East will be the focus of our overseas development efforts.

Refining and Chemicals

Our capital expenditures for our refining and chemicals segment for each of the years ended December 31, 2007, 2008 and 2009 were RMB21,499 million, RMB30,619 million and RMB42,558 million, respectively.

Our anticipated capital expenditures for our refining and chemicals segment for the year ending December 31, 2010 amount to RMB49,500 million, which include:

•	approximately RMB26,400 million for the construction and expansion of our refining facilities, mainly including the construction of large-sized refining projects in Sichuan Petrochemical and Huhhot Petrochemical; and

•	approximately RMB23,100 million for the construction of our chemical facilities, mainly including the large-sized ethylene projects at Sichuan Petrochemical, Fushun Petrochemical and Daqing Petrochemical.

Marketing

Our capital expenditures for our marketing segment for each of the years ended December 31, 2007, 2008 and 2009 were RMB13,212 million, RMB4,974 million and RMB18,174 million, respectively. Our capital expenditures for the marketing segment in 2009 were mainly used for the construction of service stations, storage facilities and other facilities for our sales network.

Our anticipated capital expenditures for our marketing segment for the year ending December 31, 2010 amount to RMB19,600 million, which are expected to be mainly used for the construction and expansion of our sales network.

Natural Gas and Pipeline

Our capital expenditures for the natural gas and pipeline segment for each of the three years ended December 31, 2007, 2008 and 2009 were RMB11,003 million, RMB36,848 million and RMB74,754, respectively. Our capital expenditures for the natural gas and pipeline segment in 2009 were mainly used for the construction of the Second West-to-East Pipeline project, the Russia to China crude oil transmission pipeline and the Lanzhou-Zhengzhou-Changsha refined oil product transmission pipeline project.

Our anticipated capital expenditures for our natural gas and pipeline segment for the year ending December 31, 2010 amount to approximately RMB62,000 million, which are expected to be used primarily for the construction of major oil and gas transmission projects such as the second phase of the West-to-East Gas Pipeline project, the Russia to China crude oil transmission pipeline and associated liquefied natural gas and gas storage facilities.

Others

Our non-segment-specific capital expenditures and investments for each of the years ended December 31, 2007, 2008 and 2009 were RMB1,613 million, RMB2,742 million and RMB2,333 million, respectively.

Our anticipated non-segment-specific capital expenditures and investments for the year ending December 31, 2010 amount to RMB3,900 million. These planned capital expenditures and investments mainly include capital expenditures for scientific research activities and the construction of the information system.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Long-Term Contractual Obligations and Other Commercial
Commitments and Payment Obligations

All information that is not historical in nature disclosed under “Item 5 — Operating and Financial Review and Prospects — Long-Term Contractual Obligations and Other Commercial Commitments and Payment Obligations” is deemed to be a forward looking statement. See “Forward-Looking Statements” for additional information.

The tables below set forth certain information in connection with our long-term contractual obligations and other commercial commitments outstanding as of December 31, 2009.

	Payment Due by Period
		Less Than			After
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(RMB in millions)

Long-term debt	99,700	14,229	49,473	25,560	10,438
Capital lease obligations	—	—	—	—	—
Operating leases	93,934	4,071	6,383	6,095	77,385
Capital commitments	56,657	44,306	11,996	65	290
Unconditional purchase obligations	1,817	796	836	60	125
Other long-term obligations	—	—	—	—	—
Total contractual cash obligations	252,108	63,402	68,688	31,780	88,238

	Amount of Commitment Expiration per Period
	Total
	Amounts	Less Than			Over
Other Commercial Commitments	Committed	1 Year	1-3 Years	3-5 Years	5 Years
	(RMB in millions)

Lines of credit	—	—	—	—	—
Standby letters of credit	—	—	—	—	—
Guarantees	21	—	21	—	—
Total commercial commitments	21	—	21	—	—

We are obligated to make annual payment with respect to our exploration and production licenses to the Ministry of Land and Resources. The table below sets forth the estimated amount of the annual payments in the next five years:

Year	Annual Payment
(RMB in millions)

2010	1,000
2011	1,000
2012	1,000
2013	1,000
2014	1,000

Assets Retirement Obligation

A number of provinces and regions in which our oil and gas exploration and production activities are located have promulgated environment protection regulations, which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. We have established standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of these provincial and regional regulations. An additional obligation of RMB7,162 million was recorded in 2009.

Research and Development

We have a research and development management department, directly under which there are three research institutions. Except for our branch companies which are engaged in marketing activities, each of our branch companies has its own research and development management department. Most of our branch companies have their own research institutions. Our research and development management departments are mainly responsible for managing and coordinating the research and development activities conducted by each of the research institutions. As of December 31, 2009, we had 19,800 employees engaged in research and development functions.

In each of the years ended December 31, 2007, 2008 and 2009, our total expenditures for research and development were approximately RMB5,315 million, RMB7,760 million and RMB9,887 million, respectively.

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

Trend Information

The world economic situation and energy industry are developing and changing rapidly. China may encounter unexpected challenges and obstacles in maintaining a stable economic development. The rebound of China’s domestic demand for refined oil products is still subject to many uncertainties. The competition on China’s domestic petroleum and petrochemical market will be more intense.

Other than as disclosed above and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the periods from January 1, 2007 to December 31, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Other Information

Inflation

Inflation or deflation has not had a significant impact on our results of operations for the year ended December 31, 2009.

Related Party Transactions

For a discussion of related party transactions, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” and Note 37 to our consolidated financial statements included elsewhere in this annual report.

Environmental Expenses

We paid pollutant discharge fees of approximately RMB231 million, RMB200 million and RMB301 million, respectively, in 2007, 2008 and 2009. Our capital expenditures on environmental programs in 2007, 2008 and 2009 were approximately RMB2,299 million, RMB1,366 million and 1,336 million, respectively.

Recent Developments in IFRS

As we prepared our consolidated financial statements in accordance with IFRS, any adoption of new standards or amendment or interpretation to existing standards, when effective, may affect our consolidated results of operation, consolidated financial position and consolidated cash flows.

The following standards and interpretations to existing standards, which are relevant to our operations, have been published and are mandatory for accounting periods beginning on or after January 1, 2010. We have not adopted these standards or interpretations as of December 31, 2009.

IFRS 3 (Revised), ‘Business combinations’ — effective July 1, 2009. The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair vale or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The company will apply the revised standard prospectively to all business combinations for which the acquisition date is on or after January 1, 2010.

IFRS 5 (Amendment), ‘Non-current assets held for sale and discontinued operations’ — effective July 1, 2009. The amendment clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if a partial disposal plan results in loss of control, and relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. The Company is currently evaluating the impact of the amendment on the consolidated financial statements but it is not expected to have any significant impact.

IFRS 5 (Amendment), ‘Measurement of non-current assets (or disposal groups) classified as held-for-sale’ — effective January 1, 2010. The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held-for-sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The company is currently evaluating the impact of the amendment on the disclosures in the consolidated financial statements but it is not expected to have any significant impact.

IAS 1 (Amendment), ‘Presentation of financial statements’ — effective January 1, 2010. The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment provides clarification that the potential settlement of a liability by the issuance of equity is not relevant to its classification as current or non current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The company is currently evaluating the impact of the amendment on the consolidated financial statements but it is not expected to have any significant impact.

IAS 27 (Revised), ‘Consolidated and separate financial statements’ — effective July 1, 2009. The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. IAS 27 (Revised) also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognized in profit or loss. The company will apply the revised standard prospectively to transactions with non-controlling interests from January 1, 2010.

IAS 38 (Amendment), ‘Intangible Assets’ — effective January 1, 2010. The amendment is part of the IASB’s annualimprovements project published in April 2009 and the company will apply IAS 38 (Amendment) from the date IFRS 3 (Revised) is adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The company is currently evaluating the impact of the amendment on the consolidated financial statements but it is not expected to have any significant impact.

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

Name	Age	Position	Date of Election(1)

Jiang Jiemin	54	Chairman of the board of directors	May 15, 2008
Zhou Jiping	57	Vice Chairman of the board of directors and president	May 15, 2008
Wang Yilin	53	Director	May 15, 2008
Zeng Yukang	59	Director	May 15, 2008
Wang Fucheng	59	Director	May 15, 2008
Li Xinhua	56	Director	May 15, 2008
Liao Yongyuan	47	Director and vice president	May 15, 2008
Wang Guoliang	57	Director	May 15, 2008
Jiang Fan	46	Director	May 15, 2008
Chee-Chen Tung	67	Independent non-executive director	May 15, 2008
Liu Hongru	79	Independent non-executive director	May 15, 2008
Franco Bernabè	61	Independent non-executive director	May 15, 2008
Li Yongwu	65	Independent non-executive director	May 15, 2008
Cui Junhui	63	Independent non-executive director	May 15, 2008
Li Hualin	47	Vice President and Secretary to the board of directors
Sun Longde	47	Vice president
Shen Diancheng	50	Vice president
Liu Hongbin	46	Vice president
Zhou Mingchun	42	Chief financial officer
Zhao Zhengzhang	53	Vice president
Bo Qiliang(2)	47	Chief engineer
Sun Bo(2)	49	Vice President
Lin Aiguo	51	Chief engineer
Wang Daofu	54	Chief geologist
Huang Weihe	52	Chief engineer
Chen Ming	59	Chairman of the supervisory board
Wen Qingshan	51	Supervisor
Sun Xianfeng	57	Supervisor
Yu Yibo	46	Supervisor
Wang Yawei	55	Supervisor
Qin Gang	56	Supervisor
Wang Shali	55	Supervisor
Li Yuan	62	Independent supervisor
Wang Daocheng(3)	69	Independent supervisor

(1)	For directors only.

(2)	Mr. Bo Qiliang and Mr. Sun Bo were appointed as Vice Presidents of our company from January 2010.

(3)	Mr. Wang Daocheng has been acting as our independent supervisor since May 2009.

Directors

Jiang Jiemin, aged 54, is the Chairman of our company and the General Manager of CNPC. Mr. Jiang is a senior economist and has been awarded with post-graduate qualification. Mr. Jiang has over 35 years of working experience in China’s oil and gas industry. He was made Deputy Director of the Shengli Petroleum Administration Bureau in March 1993, Senior Executive of the Qinghai Petroleum Administration Bureau in June 1994 and Director of Qinghai Petroleum Administration Bureau in November 1994, and Assistant to the General Manager and Team Leader for the Restructuring and Listing Preparatory Team of CNPC in February 1999, and a Director and Vice President of our company in November 1999. Mr. Jiang was appointed Deputy Provincial Governor of the Qinghai Province in June 2000, was made a member of the provincial party committee of the Qinghai Province and Deputy Provincial Governor of Qinghai in November 2000, and the deputy secretary of the provincial party committee of Qinghai Province and Deputy Provincial Governor of Qinghai in June 2003. Mr. Jiang became the Deputy General Manger of CNPC in April 2004, and Vice Chairman and President of our company in May 2004. Mr. Jiang has been the General Manager of CNPC since November 2006, and the Chairman of our company since May 2007. Mr. Jiang stepped down as the President of our company in May 2008.

Zhou Jiping, aged 57, is the Vice Chairman and President of our company and a Deputy General Manager of CNPC. Mr. Zhou is a professor-level senior engineer and holds a master’s degree. He has nearly 40 years of working experience in China’s oil and gas industry. In November 1996, he was appointed Deputy Director of the International Exploration and Development Cooperation Bureau of China National Petroleum Corporation and Deputy General Manager of China National Oil & Gas Exploration and Development Corporation. In December 1997, he was appointed General Manager of China National Oil & Gas Exploration and Development Corporation and Deputy Director of the International Exploration and Development Cooperation Bureau of China National Petroleum Corporation, and in August 2001, he was appointed Assistant to the General Manager of CNPC and General Manager of China National Oil & Gas Exploration and Development Corporation. Mr. Zhou has been a Deputy General Manager of CNPC since December 2003, and a Director of our company since May 2004. In May 2008, Mr. Zhou was appointed the Vice Chairman and President of our company.

Wang Yilin, aged 53, is a Director of our company and a Deputy General Manager of CNPC. Mr. Wang is a rofessor-level senior engineer and holds a doctoral degree. He has over 25 years of working experience in China’s oil and gas industry. Mr. Wang was appointed the Deputy Director and Chief Exploration Geologist of Xinjiang Petroleum Administration Bureau in June 1996, and the General Manager of our Xinjiang Oilfield Company in September 1999. He was appointed the Senior Executive of Karamay City and Xinjiang Petroleum Administration Bureau and the General Manager of our Xinjiang Oilfield Company in June 2001. In July 2003, he was appointed Assistant to General Manager of CNPC. In December 2003, he was appointed Deputy General Manager of CNPC. From May 2004, he ceased to work as the Senior Executive of Karamay City and Xinjiang Petroleum Administration Bureau and the General Manager of our Xinjiang Oilfield Company. From July 2004 to July 2007, he concurrently worked as the Safety Director of CNPC. He has been a Director of our company since November 2005.

Zeng Yukang, aged 59, is a Director of our company and a Deputy General Manager of CNPC. Mr. Zeng is a professor-level senior economist and holds a college degree. He has over 40 years of working experience in China’s oil and gas industry. Mr. Zeng had been the Senior Executive of the Exploration and Development Institute of Daqing Petroleum Administration Bureau since December 1996. From February 2000, he was appointed the Standing Deputy Director of Daqing Petroleum Administration Bureau. From March 2001 to February 2008 he was acting as the Director of Daqing Petroleum Administration Bureau, and in November 2002, he was appointed the Assistant to the General Manager of CNPC. He has been a Deputy General Manager of CNPC since September 2005, and a Director of our company since November 2005.

Wang Fucheng, aged 59, is a Director of our company and concurrently a Deputy General Manager of CNPC. Mr. Wang is a professor-level senior economist and holds a bachelor’s degree. Mr. Wang has over 40 years of working experience in China’s oil and gas industry. From August 1986, Mr. Wang worked as Senior Executive of the Shengli Petroleum Administration Bureau. Since December 1992, Mr. Wang had worked as Senior Executive of the Liaohe Petroleum Exploration Administration Bureau. Since November 1997, Mr. Wang had worked as Director of the Liaohe Petroleum Exploration Administration Bureau. Since October 1999, Mr. Wang had been the General Manager of the Liaohe Oilfield Branch of our company. Mr. Wang had been a Director of our company from June 2000. Mr. Wang was appointed a Vice President of our company in July 2000. From November 2005 to May 2008, Mr. Wang had worked as the Chairman of the Supervisory Board of our company. Mr. Wang has been a Deputy General Manager of CNPC since September 2007. In May 2008, Mr. was again appointed Director of our company.

Li Xinhua, aged 56, is a Director of our company and a Deputy General Manager of CNPC. Mr. Li is a senior engineer and holds a college degree. Mr. Li has nearly 35 years of working experience in China’s petrochemical industry. In June, 1985 Mr. Li was appointed the Vice Director of Yunnan Province Natural Gas Chemical Plant, in February 1992 the Director of Yunnan Province Natural Gas Chemical Plant, in March 1997 the Chairman and General Manager of Yunnan Province Yuntianhua Group, in March 2002 the Assistant Governor of Yunnan Province, In January 2003 the Deputy Governor of Yunnan Province, and in April 2007a Deputy General Manager of CNPC. Since May 2008, Mr. Li has been acting as a Director of our company.

Liao Yongyuan, aged 47, is a Director and Vice President of our company and concurrently serves as the Deputy General Manager and Safety Director of CNPC. Mr. Liao holds a master’s degree and is a professor-level senior engineer. He has over 25 years of working experience in China’s oil and gas industry. He was Deputy Director of the New Zone Exploration and Development Department of China National Petroleum Corporation from June 1996, the Standing Deputy Commander and then Commander of Tarim Petroleum Exploration and Development Headquarters from November 1996. He was the General Manager of Tarim Oilfield Branch Company from September 1999, and also Deputy Director of Gansu Provincial Economic and Trade Committee from October 2001. He has worked as the Assistant to the General Manager of CNPC since January 2004 and has been concurrently the Head of Coordination Team for Oil Enterprises in Sichuan and Chongqing and Director of Sichuan Petroleum Administration since April 2004. He has been a Vice President of our company since November 2005. He was appointed a Deputy General Manager of CNPC in February 2007, and Safety Director of CNPC in July 2007. He has been a Director of our company since May 2008.

Wang Guoliang, aged 57, is a Director of our company and the General Accountant of CNPC. Mr Wang is a professor-level senior accountant and holds a master’s degree. Mr Wang has nearly 30 years of working experience in China’s oil and gas industry. Mr Wang had worked as the Vice President of China Petroleum Finance Company Limited from October 1995. In November 1997, he was appointed a Deputy General Manager and the General Accountant of China National Oil & Gas Exploration and Exploitation Corporation. Mr Wang had been the Chief Financial Officer of our company from November 1999. He was appointed General Accountant of CNPC in February 2007, and Director of our company in May 2008.

Jiang Fan, aged 46, is a Director of our company and the General Manager of Dalian Petrochemical Company. Mr. Jiang is a professor-level senior engineer and holds a master’s degree. He has nearly 25 years of working experience in China’s oil and gas industry. Mr. Jiang was appointed the Deputy Manager of Dalian Petrochemical Company in December 1996 and the Deputy General Manager of Dalian Petrochemical Company in September 1999. He has been the General Manager of Petrochina Dalian Petrochemical Company since February 2002, and a Director of our company since November 2005.

Independent Non-executive Directors

Chee-Chen Tung, aged 67, is an independent non-executive Director of our company. Mr. Tung is the Chairman and Chief Executive Officer of Orient Overseas (International) Limited. He was educated at the University of Liverpool, England, where he received his Bachelor of Science degree. He later acquired a Master’s degree in Mechanical Engineering at the Massachusetts Institute of Technology in the United States. He served as Chairman of the Hong Kong Shipowners’ Association between 1993 and 1995. From 1999 to 2001, he was the Chairman of the Hong Kong General Chamber of Commerce. He is an independent non-executive director of Zhejiang Expressway Co., Ltd., BOC Hong Kong (Holdings) Limited, Wing Hang Bank Limited, Sing Tao News Corporation Limited, Cathay Pacific Airways Limited and U-Ming Marine Transport Corporation, and a member of the Hong Kong Port Development Board. Mr. Tung is also the Chairman of the Institute for Shipboard Education Foundation, the Chairman of the Advisory Council and a member of the Board of Trustees of the Hong Kong Polytechnic University and a member of the Board of Trustees of the International Academic Center of the University of Pittsburgh and the School of Foreign Service of Georgetown University. Mr. Tung has been an independent non-executive Director of our company since November 1999.

Liu Hongru, aged 79, is an independent non-executive Director of our company. Mr. Liu is a professor and holds a doctoral degree. He graduated from the Faculty of Economics of the University of Moscow in 1959 with an associate Doctoral degree. Mr. Liu worked as Vice Governor of the Agricultural Bank of China, Vice-Governor of the People’s Bank of China, Deputy Director of the State Economic Restructuring Committee, and the Chairman of the China Securities Regulatory Commission. Mr. Liu is also a professor at the Peking University, the Postgraduate School of the People’s Bank of China and the City University of Hong Kong. Mr. Liu also serves as a non-executive director of OP Financial Investments Limited and possesses the accounting or financial management qualification required under the Rules Governing the Listing of Securities on the Stock Exchange Hong Kong Limited. Mr. Liu was appointed an independent Supervisor of our company in December 1999. After his resignation from this position as independent supervisor, Mr. Liu was appointed an independent non-executive Director of our company in November 2002.

Franco Bernabè, aged 61, is an independent non-executive Director of our company. He holds a doctoral degree in political economics. He is currently the Chief Executive Officer of Telecom Italia (serving a second time). Prior to that, he held the responsibilities of the chairman of the Franco Bernabè Group, the Vice Chairman of H3G, the Vice Chairman of Rothschild Europe, a non-executive director of Pininfarina Spa and an independent non-executive director of Areoportidi Bologna. Mr. Bernabè joined ENI in 1983 to become an assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 he was the Chief Executive Officer of ENI. Mr. Bernabè led the restructuring program of the ENI Group, making it one of the world’s most profitable oil companies. Between 1998 and 1999, Mr. Bernabè was the Chief Executive Officer of Telecom Italia. Between 1999 and 2000, he has also served as a special representative of the Italian government for the reconstruction of the Balkan region. He was the Chairman of La Biennale di Venezia from 2001 to 2003 and has been the Chairman of the Modern Arts Museum of Trento and Rovereto since 2005. Prior to his joining ENI, Mr. Bernabè was the head of economic studies at FIAT. Mr. Bernabè was a senior economist at the OECD Department of Economics and Statistics in Paris. Earlier he was a professor of economic politics at the School of Industrial Administration, Turin University. He had also served on the Advisory Board of the Council of Foreign Relations and is currently an International Governor of the Peres Center for Peace. Mr. Bernabè has been an independent non-executive Director of our company since June 2000.

Li Yongwu, aged 65, is an independent non-executive Director of our company. Mr. Li is a senior engineer and holds a bachelor’s degree. In June 1991, Mr. Li was appointed as the Director of Tianjin Chemicals Bureau. In July 1993, he was appointed as the Director of Tianjin Economic Committee. He was elected as the Vice Minister of the PRC Ministry of Chemical Industry in April 1995. He became Director of the State’s Petroleum and Chemical Industry Bureau in March 1998. In April 2001, he was appointed a Deputy Director of the Liaison Office of the Central Government at the Special Administrative Region of Macau. In December 2004, he was appointed the Vice President of China Petroleum and Petrochemical Industry Association. In May 2005, he became the Chairman of China Petroleum and Petrochemical Industry Association and in November 2005, he became an Independent Supervisor of our company. In 2003, he was elected as a standing member of the Tenth Chinese People’s Consultative Conference. In May 2008, Mr. Li was appointed an independent non-executive Director of our company.

Cui Junhui, aged 63, is an independent non-executive Director of our company. Mr. Cui is a representative of the 11th National People’s Congress of the PRC and a Committee Member of the Financial and Economic Affairs Committee of the National People’s Congress of the PRC. He is holder of a postgraduate degree (part-time study). The positions he held include Deputy Director of the Tax Bureau of Shandong Province and the Director of State Tax Bureau of Shandong Province. From January 2000 to January 2007, he served as a Deputy Director of the State Administration of Taxation. In December 2006, he was made a Vice President of China Society of Taxation and a Vice President of China Charity Federation. Mr. Cui was elected as a representative of the 11th National People’s Congress and a member of the Financial and Economic Affairs Committee of the National People’s Congress in March 2008. In April 2008, Mr Cui was elected as the President of the sixth term of the Chinese Taxation Institute. Mr. Cui has served as a non-executive Director of our company since May 2008.

Secretary to the Board of Directors

Li Hualin, aged 47, is the Secretary to the Board of Directors and Vice President of our company and Vice Chairman and General Manager of China Petroleum Hongkong (Holding) Limited. Mr Li holds a master’s degree and is a professor-level senior economist. Mr Li has 25 years of experience in the oil and gas industry in China. In March 1993, Mr Li became the Deputy Director-General of the Houston Office of China National Petroleum Company. In May 1995, he was appointed as the director and General Manager of China National Oil and Gas Corporation (Canada). In December 1997, Mr. Li became the Deputy General Manager of the China National Oil and Gas Exploration Development Corporation and the Chairman and General Manager of CNPC International (Canada) Ltd. In September 1999, Mr. Li became the General Manager of CNPC International (Kazakhstan) Ltd. whilst remaining as the Deputy General Manager of the China National Oil and Gas Exploration and Development Corporation. In January 2001, Mr. Li became the Deputy General Manager of China Petroleum Hongkong (Holding) Limited. In December 2001, he was appointed as the Chairman of Shenzhen Petroleum Industrial Co., Ltd. From July 2006, Mr Li became the Vice-Chairman and General Manager of China Petroleum Hongkong (Holding) Limited, whilst remaining as the Chairman of Shenzhen Petroleum Industrial Co., Ltd. Mr. Li has been acting as the Vice President of our company while concurrently acting as the General Manager of China Petroleum Hong Kong (Holding) Limited since November 2007. Mr. Li was appointed as the Secretary to the Board of Directors of our company in May 2009.

Other Senior Management Personnel

Sun Longde, aged 47, is a Vice President of our company. Mr. Sun is a professor-level senior engineer and holds a doctoral degree. He has 25 years of working experience in China’s oil and geological industry. Mr. Sun was appointed the Deputy Chief Geologist of Xianhe Oil Extraction Plant and Deputy Manager of Dongxin Oil Extraction Plant of Shengli Petroleum Administration Bureau in January 1994, Chief Deputy Director-General of Exploration Business Department of Shengli Petroleum Administration Bureau in April 1997, the Manager of Exploration & Development Company of Shengli Petroleum Administration Bureau in September 1997, Chief Geologist of Tarim Petroleum Exploration & Development Headquarters in November 1997, Deputy General Manager of PetroChina Tarim Oilfield Company in September 1999 and the General Manager of PetroChina Tarim Oilfield Company in July 2002. Mr. Sun has been a Vice President of our company since June 2007.

Shen Diancheng, aged 50, is the Vice President of our company and concurrently and concurrently the General Manager of the Refining & Chemicals Company of our company. Mr. Shen is a professor-level senior engineer and holds a college degree. He has 25 years of working experience in China’s oil and gas industry. Mr. Shen was appointed the Deputy Manager of the Chemical Agent Plant of Daqing Oilfield in June 1994, the Deputy Manager, Standing Deputy Director and acting Manager of the General Chemical Plant of Daqing Oilfield in January 1997, the Standing Deputy General Manager of PetroChina Daqing Refining & Chemical Company in October 2000, the General Manager of PetroChina Liaoyang Petrochemical Company in April 2002, and the General Manager of PetroChina Jilin Petrochemical Company in November 2005. Mr. Shen has been the Vice President of our company and General Manager of Chemical & Marketing Company since June 2007. Mr. Shen has served as the Vice President of our company and concurrently as the General Manager of the Refining and Chemicals Company since November 2007.

Liu Hongbin, aged 46, is the Vice President of our company and concurrently the General Manager of the Marketing Company of our company. Mr. Liu is a senior engineer and holds a college degree. He has 25 years of working experience in China’s oil and gas industry. Mr. Liu was appointed the Vice President of Exploration & Development Research Institute of Yumen Petroleum Administration Bureau in May 1991, the Director of the Development Division of Tuha Petroleum Exploration & Development Headquarters in October 1994, the Chief Engineer of Tuha Petroleum Exploration & Development Headquarters in June 1995, the Deputy General Manager of PetroChina Tuha Oilfield Company in July 1999, the Commander of Tuha Petroleum Exploration & Development Headquarters in July 2000, the General Manager of the Planning Department of our company in March 2002 and the Director of the Planning Department of CNPC in September 2005. Mr. Liu has become a Vice President of our company since June 2007. Mr. Liu has served as the Vice President of our company and concurrently as the General Manager of the Marketing Company since November 2007.

Zhou Mingchun, aged 42, is the Chief Financial Officer of our company and currently the General Manager of the Finance Department of our company. Mr. Zhou is a professor-level senior accountant and holds a master’s degree. He has nearly 20 years of working experience in China’s oil and gas industry. Mr. Zhou was appointed the Director of the Finance Division and the Director-General of Financial Settlement Centre of Daqing Petroleum Administration Bureau in October 1998, the principal officer of the Finance & Assets Division of Daqing Oilfield Company in 1999, the director and Deputy Chief Accountant of Daqing Oilfield Company Limited in January 2000, the director and Chief Accountant of Daqing Oilfield Company Limited in October 2000, and the General Manager of the Finance Department of our company in March 2002. Mr. Zhou serves as the Chief Financial Officer of our company from June 2007.

Zhao Zhengzhang, aged 53, is a Vice President of our company and concurrently the General Manager of Exploration and Production Company of our company. Mr Zhao holds a master’s degree. He is a professor-level senior engineer and has nearly 25 years of working experience in China’s oil and industry. In June 1996, Mr Zhao was appointed as the Deputy Director of the New District Exploration Department of China National Petroleum Company. In November 1996, he was appointed as Deputy Director of the Exploration Bureau of China National Petroleum Company and Director of the New District Exploration Department. In October 1998, Mr Zhao was appointed as Deputy Director of the Exploration Department of China National Petroleum Company. In September 1999, he was appointed as a member of the Preparatory Group of CNPC Exploration and Production Company. In December 1999, Mr Zhao was appointed as Deputy General Manager of CNPC Exploration and Production Company. In January 2005, he was appointed as Senior Executive and Deputy General Manager of CNPC Exploration and Production Company. In January 2006, he was appointed as the General Manager of CNPC Exploration and Production Company. In May 2008, Mr Zhao was appointed as a Vice President of the company and the General Manager of the Exploration and Production Company.

Bo Qiliang, aged 47, is the Vice President of our company and concurrently the General Manager of PetroChina International Ltd. Mr. Bo holds a doctor’s degree and is a professor-level senior engineer. He has nearly 25 years of working experience in China’s oil and gas industry. In June 2001, he obtained his master of business administration degree from the Massachusetts Institute of Technology, USA. In June 2005, he obtained his doctor’s degree from China University of Petroleum (Beijing), majoring in Oil and Gas Field Development. Mr. Bo became the Vice President of the Scientific Research Institute of Petroleum Exploration and Development in February 1997, key leader of CNPC International (E&D) Ltd. in December 2001, Senior Deputy General Manager of China National Oil and Gas Exploration and Development Corporation in October 2004, President of PetroKazakhstan Inc. and was concurrently leader of the Kazakhstan Coordination and Steering Team since November 2005, General Manager of China National Oil and Gas Exploration and Development Corporation since September 2008. Mr. Bo began to act as the General Manager of PetroChina International Ltd. while concurrently acting as the General Manager of China National Oil and Gas Exploration and Developing Corporation from November 2009. Mr. Bo has been acting as the Vice President of our company and concurrently as the General Manager at PetroChina International Ltd. since January 2010.

Sun Bo, aged 49, is the Vice President of our company and the General Manager of Tran-Asia Gas Pipeline Company Limited. Mr. Sun is a professor-level senior engineer and has over 25 years of working experience in China’s oil and gas industry. He was appointed the Deputy General Manager of Al Waha Oil Company Ltd. in June 1996; Vice President of CNPC International (Venezuela) Ltd. in October 1998; Chief Engineer and Deputy General Manager of China National Oil and Gas Exploration and Development Corporation and concurrently President of CNPC International (Venezuela) Ltd. in September 1999; General Manager of China Petroleum Engineering & Construction Corporation in January 2004; Vice Chairman and President of CNPC Services & Engineering Ltd. and concurrently General Manager of China Petroleum Engineering & Construction Corporation in June 2006. Mr. Sun was appointed as the General Manager of Trans-Asia Gas Pipeline Company Limited in September 2007. Mr. Sun has been acting as the Vice President of our company and the General Manager of Tran-Asia Gas Pipeline Company Limited in January 2010.

Lin Aiguo, aged 51, is the Chief Engineer of our company. Mr. Lin is a professor-level senior engineer and holds a college degree. He has over 30 years of working experience in China’s oil and petrochemical industry. Mr. Lin was appointed the Deputy Manager and the Standing Deputy Manager of Shengli Refinery of Qilu Petrochemical Company in July 1993, the Deputy General Manager of Dalian West Pacific Petrochemical Co. Ltd.

in May 1996, and the General Manager of Dalian West Pacific Petrochemical Co. Ltd. in August 1998, and the General Manager of Refining & Marketing Company of our company in December 2002. Mr. Lin serves as the Chief Engineer of our company from June 2007.

Wang Daofu, aged 54, is the General Geologist of our company and Director of the Exploration and Development Institute. Mr Wang is a professor-level senior engineer and holder of a doctorate degree. He has over 25 years of working experience in China’s oil and gas industry. He was appointed Deputy General Manager of PetroChina Changqing Oilfield Company in September 1999 and General Manager of PetroChina Changqing Oilfield Company in January 2003. He was elected as a representative of the 11th National People’s Congress of the PRC in 2008. Mr. Wang has become the General Geologist of our company since May 2008. Mr. Wang has been acting concurrently as the Director of the Exploration and Development Institute since September 2008.

Huang Weihe, aged 52, is the Chief Engineer of our company and the General Manager of PetroChina Natural Gas and Pipelines Company. Mr Huang is a professor-level senior engineer and holds a doctorate degree. He has over 25 years of working experience in China’s oil and gas industry. In December 1998, he was appointed as Deputy Director of the Petroleum and Pipelines Bureau. In November 1999, he was appointed Deputy Director of the Petroleum and Pipelines Bureau while concurrently acting as Chief Engineer. In October 2000, Mr Huang was appointed as the General Manager of PetroChina Pipelines Company and in May 2002, concurrently as the General Manger of PetroChina West-to-East Natural Gas Transmission Pipelines Company. In November 2002, Mr Huang was appointed as the General Manager of PetroChina West-to-East Natural Gas Transmission Pipelines Company. In December 2002, he was appointed as the General Manager of PetroChina Natural Gas and Pipelines Company under the company and the General Manager of PetroChina West-to-East Natural Gas Transmission Pipelines Company. In February 2006, Mr Huang ceased to be the General Manager of PetroChina Natural Gas Transmission Pipelines Company. In May 2008, Mr Huang was appointed as the Chief Engineer of the company and the General Manager of PetroChina Natural Gas and Pipelines Company.

Supervisors

Chen Ming, aged 59, is the Chairman of the Supervisory Board of our company. Mr. Chen is a professor-level senior economist and holds a bachelor’s degree. He has over 35 years of working experience in China’s oil and gas industry. Mr. Chen was appointed Deputy Commissioner of CNPC in November 1996, Deputy Director of the Supervisory Department of CNPC in October 1998, Deputy General Manager of Human Resource Department of our company and concurrently Director of the Supervisory Department of our company in September 1999, General Manager of the Supervisory Department of our company in September 2001, Assistant to the General Manager of CNPC in January 2007, and Team Leader of the Discipline Team of CNPC in September 2007. He has been acting as the Chairman of our Supervisory Board since May 2008.

Wen Qingshan, aged 51, is a Supervisor of our company and the Deputy Chief Accountant of CNPC and the Director of the Finance and Assets Department of CNPC. Mr. Wen is a professor-level senior accountant and holds a master’s degree in economics. Mr. Wen has nearly 30 years of working experience in China’s petrochemical industry. He had acted as the Deputy Director of the Finance and Assets Department of CNPC from May 1999 and Director of the Finance and Assets Department of CNPC from May 2002. He has been a Supervisor of our company since November 2002. He has been acting as the Deputy Chief Accountant and the Director of the Finance and Assets Department of CNPC since November 2007.

Sun Xianfeng, aged 57, is a Supervisor and the General Manager of the Audit Department of our company. Mr. Sun is a senior economist and holds a bachelor’s degree. Mr. Sun has nearly 40 years of working experience in China’s oil and gas industry. Mr. Sun worked as Deputy Director of the Supervisory Bureau of China National Petroleum Corporation from November 1996, and was transferred to the Eighth Office of the State Council Compliance Inspectors’ General Office (Supervisory Committee of Central Enterprises Working Commission) as its temporary head in June 1998. He was appointed the Deputy Director of the Audit Department of CNPC in October 2000. He was appointed as the Vice Director of the Audit Department and the concurrently the Director of the Audit Institute in December 2000. Mr. Sun has been the Director of the Audit Department of CNPC and the Director of the Audit Service Centre since April 2004. Mr. Sun has been a Supervisor of our company since May 2004. In October 2005, Mr Sun was appointed as a concurrent State-owned Company Supervisor from State-owned

Assets Supervision and Administration Commission to CNPC. Mr. Sun has been acting as the General Manager of the Audit Department of our company since July 2007.

Yu Yibo, aged 46, is a Supervisor and the General Manager of the Capital Operation Department of our company. Mr. Yu is a professor-level senior accountant and holds a doctoral degree. Mr. Yu has 10 years of working experience in China’s oil and gas industry. In February 1999, Mr. Yu was appointed as a member of the Restructuring and Listing Preparatory Team of CNPC . In September 1999, Mr. Yu was appointed as the Deputy General Manager of the Finance Department of our company. Mr. Yu had been acting as the Deputy General Manager of PetroChina Dagang Oilfield Branch Company from March 2002 to October 2002. In April 2003, Mr. Yu was appointed as the General Manager of the Capital Operation Department of our company. Mr. Yu has been acting as a Supervisor of our company since May 2008.

Wang Yawei, aged 55, is an employee representative of the Supervisory Committee of our company and a Senior Executive of the Daqing Refining & Chemicals Company of our company. Mr. Wang is a professor-level senior engineer and holds a master’s degree. He has over 25 years of working experience in China’s oil and gas industry. Mr. Wang was acting as the Deputy Director of Daqing Petroleum Administration Bureau since November 1997 and as the Chairman of the Labour Union of Daqing Petroleum Administration Bureau since March 2001. He was appointed as the Chairman of the Labour Union of Daqing Oilfield Company Limited in February 2008. Since May 2008, Mr. Wang has been acting as a Supervisor of our company. Mr. Wang has served as the principal officer of Daqing Refining and Chemical since August 2009.

Qin Gang, aged 56, is an employee representative of the Supervisory Board of our company and a Senior Executive and Chairman of the Labor Union of PetroChina West-East Gas Pipeline Company. Mr. Qin is a senior engineer and has nearly 40 years of experience in China’s oil and gas industry. Mr. Qin had acted as a Deputy Commander of Tarim Petroleum Exploration and Development Headquarters since November 1997 and a Deputy General Manager of Tarim Oilfield Company since September 1999. In July 2002, Mr. Qin was appointed as the Chairman of Labour Union of PetroChina Tarim Oilfield Company. Mr. Qin has been the Senior Executive and the Chairman of the Labor Union of Petrochina West-East Gas Pipeline Company since June 2007. Since November 2005, Mr. Qin has become a member of our Supervisory Board.

Wang Shali, female, aged 55, is an employee representative of Supervisory Board of our company and a Senior Executive of PetroChina International Ltd. Ms. Wang is a professor-level senior economist and holder of a master’s degree. She has nearly 40 years of working experience in China’s oil and gas industry. She was appointed as the General Economist of China National Oil and Gas Exploration and Development Corporation in November 1996 and Deputy General Manger and General Economist of China National Oil and Gas Exploration and Development Corporation in December 1997. Ms Wang began to act concurrently as the Executive Deputy General Manager of the CNPC International (Nile) Company in April 1998. She was appointed as the Deputy General Manger of China National Oil and Gas Exploration and Development Corporation and the leader of the Project Coordination Group in August 2004, and the Senior Deputy General Manager of the CNPC Exploration and Development Company in June 2006. She has been acting as a Supervisor of our company since May 2008. In September 2008, Ms Wang was appointed as Senior Executive, Senior Deputy General Manager and General Legal Counsel of CNPC Exploration and Development Company Limited. Ms. Wang ceased to act as the General Legal Counsel of CNPC Exploration and Development Company Limited in April 2009. Ms. Wang has acted concurrently as a Senior Executive of PetroChina International Ltd. since November 2009.

Li Yuan, aged 62, is an independent Supervisor of our company. Mr. Li was graduated from Renmin University of China with a bachelor’s degree in Economics. Mr. Li’s past positions include Deputy Director of the Foreign Affairs Department of Ministry of Petroleum Industry, Team Leader of the Business Team of the CPC Central Committee’s General Office, Director of the Administrative Reform Bureau of the Political System Reform Studies Office of the CPC Central Committee, Director of the Distribution Department of the National Economic System Reform Committee, Deputy Director of the State Administration of Land, and Deputy Minister and concurrently the Deputy Chief Land Inspector of the Ministry of Land and Resources. Mr. Li is now a Deputy Director of the Committee of Population, Resources and Environment of the 11th National Committee of the Chinese People’s Political Consultative Conference, and has been acting as an independent Supervisor of our company since May 2008.

Wang Daocheng, aged 69, is an independent supervisor of our company. Mr. Wang is currently the President of the China Institute of Internal Audit. He is a senior auditor and holds a bachelor’s degree. He has over 40 years of experience in finance and auditing. From 1981 to 1984, he led the preparatory committee within the audit department of the Ministry of Finance and headed the science and technology training centre of the National Audit Office as well as the financial and monetary authority. From August 1984, Mr Wang held a number of positions, including Deputy Director of Xicheng District Audit Bureau of Beijing, Deputy Director of the Research Department of the National Audit Office, and successively, the Deputy Director of the General Affairs Bureau, Deputy Director of the Foreign Investment Bureau, Director of the Foreign Investment Department, Director of the Financial Audit Department and Director of the General Office of the National Audit Office. From March 1999 to March 2005, Mr Wang headed the discipline inspection panel of the Central Commission for Discipline Inspection in the National Audit Office. In June 2005, he became the President of the China Institute of Internal Audit. Mr. Wang has been an independent supervisor of our company since May 2009.

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

The aggregate amount of salaries, housing allowances, other allowances and benefits in kind paid by us to the five highest paid individuals of PetroChina during the year ended December 31, 2009 was RMB3,251,352. We paid RMB182,700 as our contribution to the pension plans in respect of those individuals in the year ended December 31, 2009.

The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our directors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2009 was RMB1,940,739.16.

Save as disclosed, no other payments have been paid or are payable, in respect of the year ended December 31, 2009, by us or any of our subsidiaries to our directors. In addition, we have no service contracts with our directors that provide for benefits to our directors upon the termination of their employment with us.

In 2009, we paid RMB132,620.16 as our contribution to the pension plans in respect of our directors and supervisors, who hold senior management positions or are otherwise employed by us. The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our supervisors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2009 was RMB507,180.2.

For discussions about the compensations of our individual directors and supervisors, please see Note 11 to our consolidated financial statements included elsewhere in this annual report.

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

Investment and Development Committee

The current members of our investment and development committee are Mr. Li Yongwu, as chairman of the committee and Mr. Wang Yilin and Mr. Li Xinhua, as members of the committee. The investment and development committee’s major responsibilities include:

•	studying the long-term development strategies of the company as proposed by our president and making recommendations to the board of directors;

•	studying the annual investment budget and the adjustment proposal regarding the investment plan as proposed by our president and making recommendations to the board of directors;

•	reviewing preliminary feasibility studies and feasibility studies for material investment and financing proposals, material capital operation projects and material asset operation projects subject to the approval of the board of directors and making recommendations to the board of directors; and

•	studying any other significant matters that may affect the development of the company and making recommendations to the board of directors.

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

Employees

As of December 31, 2007, 2008 and 2009, we had 466,502, 477,780 and 539,168 employees, respectively (excluding temporary staff). The table below sets forth the number of our employees by business segment as of December 31, 2009.

	Employees	% of Total

Exploration and production	265,499	49.24
Refining and chemicals	178,689	33.15
Marketing	68,803	12.76
Natural gas and pipeline	20,667	3.83
Other(1)	5,510	1.02

Total	539,168	100.0

(1)	Including the numbers of employees of the management of our headquarters, specialized companies, PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, Petrochemical Research Institute and other units.

Our employees participate in various basic social insurance plans organized by municipal and provincial governments whereby we are required to make monthly contributions to these plans at certain rates of the employees’ salary as stipulated by relevant local regulations. Expenses incurred by us in connection with the retirement benefit plans were approximately RMB5,754 million, RMB6,997 million and RMB8,437 million, respectively, for the years ended December 31, 2007, 2008 and 2009, respectively.

In 2009, we have not experienced any strikes, work stoppages, labor disputes or actions which affected the operation of any of our businesses. Our company maintains good relationship with our employees.

Share Ownership

Other than two supervisors, our directors, senior officers and supervisors do not have share ownership in PetroChina or any of PetroChina’s affiliates. As at May 31, 2010, Mr. Yu Yibo, one of our supervisors, held 66,500 A shares of our company, including shares acquired on the secondary market and Ms. Wang Shali, one of our supervisors, held 7,000 A shares and 18,000 H shares of our company.

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

PetroChina was established on November 5, 1999 with CNPC as its sole promoter. As of May 31, 2010, CNPC beneficially owned 158,035,717,259 shares, which include 271,120,000 H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC, representing approximately 86.348% of the share capital of PetroChina, and, accordingly, CNPC is our controlling shareholder.

The following table sets forth the major shareholders of our A shares as of May 31, 2010:

Percentage
of the
			Issued Share	Percentage
			Capital of the	of
			Same	the Total
		Number of Shares	Class of	Share
Name of Shareholders	Class of Shares	Held	Shares (%)	Capital (%)

CNPC	A shares	157,764,597,259	97.432	86.200

The following table sets forth the major shareholders of our H shares as of May 31, 2010:

			Percentage of
			Such Shares
			in That Class	Percentage of
	Class of		of the Issued	Total Share
Name of Shareholder	Shares	Number of Shares	Share Capital (%)	Capital (%)

CNPC	H shares	271,120,000(1)	1.285	0.148
JPMorgan Chase & Co.	H shares	1,132,355,050(2)	5.37	0.62

(1)	Held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

(2)	Includes (i) 61,594,980 shares held by JPMorgan Chase & Co. through various subsidiaries in short position in its capacity as beneficial owner and (ii) 1,070,760,070 shares held by JPMorgan Chase & Co. through various subsidiaries in long position in its capacity as beneficial owner, investment manager and custodian/approved lending agent under Hong Kong laws.

Related Party Transactions

CNPC is a controlling shareholder of our company. We enter into extensive transactions with CNPC and other members of the CNPC group, all of which constitute related party transactions for us. We also continue to carry out existing continuing transactions with other related parties in the reporting period.

One-off Related Party Transactions

Acquisition of City Gas Business from CNPC

On May 15, 2009, Kunlun Gas, a wholly owned subsidiary of our company, entered into a transfer agreement with each of China Huayou Group Corporation and China Petroleum Pipeline Bureau, wholly owned subordinated entities of CNPC, pursuant to which Kunlun Gas agreed to acquire city gas business from the transferors. The targets of the acquisitions include the equity interests in eight companies held by China Huayou Group Corporation and China Petroleum Pipeline Bureau and relevant assets owned by China Huayou Group Corporation. Upon completion of the acquisition agreement, Kunlun Gas paid the transferors a consideration of approximately RMB1,093.9 million.

Acquisition of Western Pipeline Assets of CNPC

On June 18, 2009, an acquisition agreement was entered into between PetroChina West Pipeline Branch Company and CNPC West Pipeline Company Limited, pursuant to which Western Pipeline Branch Company agreed to acquire the western pipeline assets from the transferor. Upon completion of the acquisition on June 30, 2009, the parties referred to the appraised net assets value of the western pipeline assets as at March 31, 2009, the valuation date, and adjusted the consideration by reference to the change in the net asset value of the western pipeline assets for the period from the valuation date to the completion date on a dollar-for-dollar basis. The final consideration paid by our company to the transferor was approximately RMB8,355.4 million.

Acquisition of 100% Equity Interest in South Oil from CNPC

On August 28, 2009, our company entered into an equity transfer agreement with CNPC E&D and CNPC Central Asia, pursuant to which our company agreed to acquire the 100% share capital in South Oil from CNPC E&D and CNPC Central Asia. Upon completion of the acquisition, the company will pay a consideration of approximately RMB2,813.3 million to CNPC E&D and CNPC Central Asia. Such consideration will be adjusted by reference to the final appraised value filed with the State-owned Assets Supervision and Administration Commission. Any net profit or loss incurred during the period from the valuation date to the completion date shall be attributable to the transferors. As at the end of the reporting period, the transaction has not yet been completed.

Acquisition of the Refinery Equipment Assets from CNPC

On August 28, 2009, several asset transfer agreements were entered into between ten of our company’s branch companies and ten subordinated entities of CNPC (including CNPC Daqing Petrochemical Factory), pursuant to which our company agreed to acquire refinery equipment assets from the transferors. Upon completion of the acquisition on November 30, 2009, the parties referred to the appraised net asset value of the refinery equipment assets as at February 28, 2009, the valuation date, and adjusted the consideration by reference to the change in the net asset value of the refinery equipment assets for the period from the valuation date to the completion date on a dollar-for-dollar basis. The final consideration paid by our company to the transferors was approximately RMB11,327.2 million.

Acquisition of the Contractual Rights under the Production Sharing Contract from CNPC

On August 28, 2009, PetroChina Amu Darya Natural Gas Exploration and Development (Beijing) Company Limited, a wholly owned subsidiary of the company, and CNPCI, a subsidiary of CNPC, entered into the Contractual Rights Transfer Agreement, pursuant to which we have agreed to acquire from CNPCI the contractual rights under the production sharing contract on the Bagtyiarlyk area at Amu Darya Right Bank in Turkmenistan, and the relevant assets and liabilities formed in the course of CNPCI’s fulfillment of the same. Upon completion of the acquisition, the company will pay the consideration in the sum of approximately US$1,186.5 million (approximately RMB8,106.6 million), of which the company will pay approximately US$350.5 million in cash to CNPCI, and assume bank loans amounting to approximately US$836.0 million owed by CNPCI in the course of performing its obligations under the production sharing contract. The consideration is determined by reference to the valuation results and will be adjusted by reference to the final valuation results filed with the State-owned Assets Supervision and Administration Commission and the change in value of the net asset in connection with this acquisition for the period from the valuation date to the completion date. As at the end of the reporting period, the acquisition has not yet been completed.

Acquisition of the Equity Interest in Zhongqing Gas from CNPC

On December 30, 2009, Kunlun Gas, one of our wholly owned subsidiaries, and Daqing Petroleum Administrative Bureau, a wholly owned subordinated entity of CNPC, entered into an asset transfer agreement, pursuant to which Kunlun Gas will acquire the 100% equity interest in Zhongqing Gas held by Daqing Petroleum Administrative Bureau. Upon completion of the acquisition, Kunlun Gas will pay to the Daqing Petroleum Administrative Bureau the consideration in the amount of approximately RMB1,088.1 million, representing the net asset value of the target equity interest as at the date of valuation. This consideration will be adjusted by any gain/loss attributable to the target equity interest which arise between the reference date of valuation and the completion date on the basis of such floor price of the target equity interest as submitted for the open tender by the Daqing Petroleum Administrative Bureau. As at the end of the reporting period, the acquisition has not yet been completed.

Subscription of Additional Share Capital of China Petroleum Finance Co., Ltd (CPF)

On March 25, 2010, our company entered into a Subscription Agreement with CPF and CNPC, pursuant to which we have agreed to unilaterally contribute a total capital of approximately RMB9.6 billion to (a) subscribe for a total of RMB2.4 billion new registered capital of CPF and (b) account the remaining approximately RMB7.2 billion into the capital reserves of CPF. The capital contribution by our company to CPF will be paid in cash in full with our own funds at the closing date agreed in the Subscription Agreement. Following the completion of this subscription, we will hold 49% and CNPC will hold 51% of the enlarged total registered capital of CPF.

Continuing Related Party Transactions

During the reporting period, our company continued to engage in a variety of continuing related party transactions with CNPC, which provide a number of services to us. These transactions are governed by several agreements between CNPC and us, including the comprehensive products and services agreement and its supplemental agreements, product and service implementation agreements, land use rights leasing contract, buildings leasing contract and buildings supplementary leasing agreement, intellectual property licensing contracts, contract for the transfer of rights under production sharing contracts and guarantee of debts contract. A detailed discussion of these agreements is set forth in Note 37 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” in our annual report on Form 20-F filed with the SEC on May 27, 2008.

Our comprehensive products and services agreement and its supplemental agreements expired on December 31, 2008. On August 27, 2008, we and CNPC entered into a new comprehensive products and services agreement that incorporates the provisions from the previous agreements and became effective on January 1, 2009 for a period of three years. As of December 31, 2009, the balance of the amount of our debts guaranteed by CNPC and its affiliates was RMB 1,154.0 million.

During the reporting period, we continue to carry out a number of continuing related party transactions with CNPC Exploration and Development Company Limited, Beijing Gas Group Co., Ltd. and China Railway Materials and Suppliers Corporation. A detailed discussion of our relationships and transactions with these parties is set forth in Note 37 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on May 27, 2008.

Loans from Related Parties

As of December 31, 2009, we had unsecured short-term and long-term loans from CNPC and its affiliates in an aggregate amount of RMB77,305 million with an average annual interest rate of 3.35%.

Interests of Experts and Counsel

Not applicable.

ITEM 8 — FINANCIAL INFORMATION

Financial Statements

See pages F-1 to F-56 following Item 19.

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

A dividend of RMB0.12417 per share (inclusive of applicable tax) for the six months ended June 30, 2009 was paid to our shareholders on October 16, 2009. The board of directors proposed to distribute the final dividend of RMB0.13003 per share (inclusive of applicable tax) which was calculated on the basis of the balance between 45% of our income for the year attributable to our shareholders under IFRS for the year ended December 31, 2009 and the interim dividend for 2008 which was paid on October 16, 2009. The final dividend to be paid for the year ended December 31, 2009 was approved by the annual shareholders’ meeting held on May 20, 2010. The payment will be made to shareholders whose names appear on the register of the company at close of business on June 2, 2010.

Significant Changes

Operating and Financial Results in the First Quarter of 2010

In the first quarter of 2010, net profit attributable to our company’s shareholders was RMB32,492 million, and the basic earnings per share was RMB0.18, up 71.2% year-on-year. In the first quarter of 2010, we produced 210 million barrels of crude oil, representing an increase of 2.1% as compared with the same period last year, and produced 609.9 billion cubic feet of marketable natural gas, representing an increase of 16.5% as compared with the same period last year. In the first quarter of 2010, we processed 215 million barrels of crude oil, representing an increase of 16.2% compared with the same period last year; produced 18.824 million tons of gasoline, diesel and kerosene, representing an increase of 15.0% as compared with the same period last year; and produced 0.908 million tons of ethylene, representing an increase of 37.0% as compared with the same period last year. In the first quarter of 2010, we sold 27.05 million tons of gasoline, diesel and kerosene, representing an increase of 27.3% as compared with the same period last year.

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

As of December 31, 2009, there were 21,098,900,000 H Shares and 161,922,077,818 A Shares issued and outstanding. As of December 31, 2009, there were 311 registered holders of American depositary receipts evidencing 19,706,673 ADSs. The depositary of the ADSs is the Bank of New York.

The high and low closing sale prices of our A Shares on the Shanghai Stock Exchange, of H Shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for each year from 2005 through 2009 for each quarter from 2008 to 2010 (up to the end of the first quarter of 2010), and for each month from December 2009 to June 2010 (through June 18, 2010) are set forth below.

	Price Per H
	Share		Price Per ADS		Price Per A Share
	HK$		US$		RMB
	High	Low	High	Low	High	Low

Annual Data
2005	7.35	4.025	94.50	51.65	—	—
2006	11.12	6.35	142.12	83.50	—	—
2007	19.90	8.57	263.70	109.55	43.96	29.24
2008	14.24	4.25	182.12	57.25	31.31	9.95
2009	10.48	5.10	133.65	64.09	16.38	10.02
Quarterly Data
2008
First quarter	14.24	9.17	182.12	120.63	31.31	16.99
Second quarter	12.12	9.77	156.97	125.92	18.35	14.94
Third quarter	10.66	7.45	136.92	92.79	15.63	10.17
Fourth quarter	8.14	4.25	104.30	57.25	12.19	9.95
2009
First quarter	7.82	5.10	101.25	64.09	12.16	10.02
Second quarter	9.41	6.11	122.78	80.98	14.48	11.22
Third quarter	9.49	7.66	122.34	101.31	16.38	12.57
Fourth quarter	10.48	8.52	133.65	109.67	14.16	12.98
2010
First quarter	10.18	8.25	130.51	106.30	14.28	12.65
Monthly Data
2009
December	9.92	8.97	128.01	116.43	13.99	13.06

	Price Per H Share		Price Per ADS		Price Per A Share
	HK$		US$		RMB
	High	Low	High	Low	High	Low

2010
January	10.18	8.80	130.51	111.49	14.28	13.08
February	9.13	8.25	116.58	106.30	13.05	12.70
March	9.25	8.75	119.82	111.78	13.06	12.65
April	9.55	8.92	122.67	113.26	13.23	11.92
May	8.99	7.97	115.74	101.92	11.97	10.73
June (through June 18, 2010)	8.99	8.1	115.57	104.04	11.05	10.34

The closing prices per A Share, per H Share and per ADS on June 18, 2010 were RMB10.58, HK$8.82 and US$114.51, respectively.

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

Each H Share is entitled to one vote on all matters submitted to a vote of our shareholders at all shareholders’ meetings, except for meetings of a special class of shareholders where only holders of shares of the affected class are entitled to vote on the basis of one vote per share of the affected class. The shares held by our company in itself are not entitled to any vote, and such shares will not be included in the total number of voting shares in any shareholders’ meeting. When any shareholder is required to abstain from voting on any particular resolution or restricted to voting only for or against any particular resolution under the Rules Governing the Listing of Securities on the Stock Exchange Hong Kong Limited, or the HKSE Listing Rules, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

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

A director shall abstain from voting on any resolutions of the board of directors if he/she or any of his/her associates or the relevant significant shareholder is interested therein, and he/she shall not be counted in the quorum of the directors for such meetings. The board of directors shall transact its businesses by convening a board meeting instead of by circulation of papers. If an independent non-executive director or any of its associates does not have any significant interest in the matters to be resolved in a board meeting, he/she shall attend the board meeting. For purpose of this paragraph, the relevant significant shareholder and the associate herein have the same meaning ascribed to it in the HKSE Listing Rules. If any listing rules of other stock exchanges on which our stocks listed have stricter stipulations on the abstention of voting by directors, then such stipulations shall be followed.

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

Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described under Item 4 — Information on the Company, Item 7 — Major Shareholders and Related Party Transactions or elsewhere in this Form annual report.

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

We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on the H Shares in Hong Kong dollars and on ADSs in U.S. dollars. We believe that we have or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. We do not engage in any financial contract or other arrangement to hedge our currency exposure.

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

The first amendment to the Individual Income Tax Law of the PRC became effective on January 1, 1994 and states that it supersedes any contradictory prior administrative regulation concerning individual income tax. The amended Individual Income Tax Law can be interpreted as providing that all foreign individuals are subject to the 20% withholding tax on dividends paid by a PRC company on its Overseas Shares unless specifically exempted by the financial authority of the State Council of the PRC. However, in a letter dated July 26, 1994 to the former State Commission for Restructuring the Economic System, the former State Council Securities Committee and the China

Securities Regulatory Commission, the PRC State Administration of Taxation restated the exemption. In the event that the letter is withdrawn, a 20% tax may be withheld on dividends paid to you, subject to reduction by an applicable tax treaty between China and the country where you reside. To date, the relevant tax authorities have not collected withholding tax from dividend payments on such Shares exempted under the Tax Notice.

Dividends and Foreign Enterprises

Prior to January 1, 2008, on which the Enterprise Income Tax Law of the PRC became effective, dividends paid by a PRC company to foreign enterprises with respect to Overseas Shares were provisionally exempted from PRC FEIT according to the Tax Notice.

Pursuant to the Enterprise Income Tax Law of the PRC which is effective from January 1, 2008 and the implementing rules thereunder, and the Circular on Issues Concerning the Withholding of Corporate Income Tax by PRC Resident Enterprises from Dividends Payable to H Share Non-resident Corporate Shareholders, or the Circular, each PRC resident enterprise, when paying any of its H share non-resident corporate shareholders any dividends for 2008 and the years thereafter, is required to withhold the corporate income tax from such dividends at a uniform rate of 10%. After its receipt of any dividends on its H shares, an H share non-resident corporate shareholder may by itself or through an agent or the withholding agent, apply to the competent taxation authority for the treatment under the applicable tax treaty (arrangement) against the documents evidencing that such shareholder is qualified to be a beneficial owner as defined under the applicable tax treaty (arrangement). The competent tax authority after having verified the correctness of such documents, shall refund the difference between the amount of the tax actually paid by such shareholder and the amount of the tax payable by such shareholder as calculated on the basis of the rate stipulated in the applicable tax treaty (arrangement).

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

Under certain treaties, the rate of withholding tax imposed by China’s taxation authorities may be reduced. Pursuant to the Measures for the Administration of the Enjoyment by Non-residents of the Treatments under the Tax Treaties (Trial) promulgated by the State Administration of Taxation on August 24, 2009, non-PRC resident are required to apply for approval or filing in order to claim any benefit under tax treaties.

Capital Gains

The fifth amendment to the Individual Income Tax Law of the PRC, which became effective on March 1, 2008, provides for a capital gain tax of 20% on individuals. The Provisions for Implementing the Individual Income Tax Law of the PRC as amended on February 18, 2008, provides that the measures to levy individual income tax on the gains realized on the sale of shares will be made in the future by the Ministry of Finance and subject to the approval of the State Council. However, the Tax Notice provides that gains realized by foreign individuals upon the sale of Overseas Shares are not subject to withholding tax for the time being. On March 30, 1998, the Ministry of Finance and the State Administration of Taxation issued notices providing that temporarily no capital gains tax will be imposed on gains from the sale of shares by individuals. However, it is uncertain whether the above exemption for foreign individuals will continue to apply or be renewed in the future. If such exemption does not apply or is not renewed, and the Tax Notice is found not to apply, an individual holder of H Shares or ADSs may be subject to a 20% tax on capital gains, unless reduced by an applicable double taxation treaty.

Before the effectiveness of the new Enterprise Income Tax Law, gains realized by foreign enterprises that are holders of Overseas Shares excluding the shares held through their PRC domestic establishments were exempted from the withholding tax according to the Tax Notice. However, the Circular of the Ministry of Finance and the State Administration of Taxation concerning Several Preferential Policies for Enterprise Income Tax (Cai Shui [2008] No.) promulgated on February 22, 2008 provides that, other than those preferential policies specially stipulated thereunder, any other preferential policies concerning enterprise income tax that were implemented prior to January 1, 2008 shall all be repealed. The Tax Notice does not fall into the category of preferential policies defined under the Circular of the Ministry of Finance and the State Administration of Taxation concerning Several Preferential Policies for Enterprise Income Tax.

Under the Enterprise Income Tax Law that became effective on January 1, 2008, capital gains realized by foreign enterprises which are non-resident enterprises in the PRC upon the sale of Overseas Shares are generally subject to a PRC withholding tax levied at a rate of 10%, unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. Currently pursuant to the Circular of the State Administration of Taxation on Printing and Issuing the Interim Measures for Administration of Withholding at Source of Income Tax of Non-resident Enterprises promulgated on January 9, 2009, where both parties to the transaction of equity transfer are non-resident enterprises and such transaction is conducted outside the territory of PRC, the non-resident enterprise that receives incomes shall, by itself or through its agent, declare and pay tax to the competent tax authority in the place where the Chinese enterprise whose equities have been transferred is located.

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

In general, if you hold American depositary receipts evidencing ADSs, you will be treated as the owner of the H Shares represented by the ADSs. The following discussion assumes that we are not a passive foreign investment company, or PFIC, as discussed under “PFIC Rules” below.

Distributions on the H Shares or ADSs

The gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H Shares or ADSs out of our current or accumulated earnings and income (as determined for United States federal income tax purposes) will be includible in your gross income as dividend income when the distribution is actually or constructively received by you, in the case of the H Shares, or by the depositary in the case of ADSs. Subject to certain limitations, dividends paid for taxable years beginning prior to January 1, 2011 to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes. A qualified foreign corporation includes:

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

Sale, Exchange or Other Disposition

Upon a sale, exchange or other disposition of the H Shares or ADSs, you will recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes. Capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at a reduced rate where the property has been held more than one year. Your ability to deduct capital losses is subject to limitations. If any PRC tax is withheld from your gain on a disposition of H Shares or ADSs, such tax would only be creditable against your United States federal income tax liability to the extent that you have foreign source income. However, in the event that such PRC tax is withheld, a U.S. holder that is eligible for the benefit of the Treaty may be able to treat the gain as foreign source income for foreign tax credit satisfaction purposes. You are urged to consult your tax advisors regarding the United States federal income tax consequences if PRC tax is withheld from your gain on the sale or other disposition of H Shares or ADSs, including the availability of a foreign tax credit under your particular circumstances.

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

We believe that we did not meet either of the PFIC tests in the taxable year that ended December 31, 2009 and believe that we will not meet either of the PFIC tests in current or subsequent taxable years and therefore will not be treated as a PFIC for such periods. However, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

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

If you own the H Shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service, or IRS, Form 8621 for each taxable year in which you recognize gain, receive distributions, or make a reportable election with respect to such H Shares or ADSs, and file any such other form as is required by the United States Treasury Department. We encourage you to consult your own tax advisor concerning the United States federal income tax consequences of holding the H Shares or ADSs that would arise if we were considered a PFIC.

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

Recent Legislative Developments

Newly enacted legislation requires certain U.S. holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. holders who are individuals that hold certain foreign financial assets (which may include the H Shares or ADSs) to report information relating to such assets, subject to certain exceptions. You should consult your own tax advisors regarding the effect, if any, of this legislation on your ownership and disposition of the H Shares or ADSs.

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

Interest Rate Risk

Our interest risk exposure arises from changing interest rates. The tables below provide information about our financial instruments including various debt obligations that are sensitive to changes in interest rates. The tables present principal cash flows and related weighted-average interest rates at expected maturity dates. Weighted-average variable rates are based on effective rates as of December 31, 2007, 2008 and 2009. The information is presented in Renminbi equivalents, our reporting currency.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi. However, a portion of our RMB revenues are converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported equipment, crude oil and other materials. Foreign currency payments for imported equipment represented 13.6%, 5.8% and 5.0% of our total payments for equipment in 2007, 2008 and 2009 respectively. Foreign currency payments for imported crude oil and other materials represented 1.9%, 2.8% and 1.4% of our total payments for materials in 2007, 2008 and 2009 respectively.

The Renminbi is not a freely convertible currency. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

The tables below provide information about our financial instruments including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The tables below summarize such information by presenting principal cash flows and related weighted-average interest rates at expected maturity dates in RMB equivalents, using the exchange rates in effect as of December 31, 2007, 2008 and 2009, respectively.

December 31, 2009

								Percentage
								to Total
	Expected Maturity Date							Long-Term	Fair
	2010	2011	2012	2013	2014	Thereafter	Total	Debt (%)	Value
	(RMB equivalent in millions, except percentages)

Long term debt
Loans in RMB
Fixed rate	233	221	5560	—	—	26	6,040	6.06%	5,824
Average interest rate	4.64%	4.78%	4.32%	—	—	2.91%	—	—	—
Variable rate(1)	11,306	135	68	33	552	6,045	18,139	18.19%	18,139
Average interest rate	4.90%	5.38%	5.33%	5.40%	6.03%	3.07%	—	—	—
Loans in Euros
Fixed rate	16	16	16	16	15	113	192	0.19%	65
Average interest rate	2.12%	2.12%	2.12%	2.12%	2.12%	2.11%	—	—	—
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in United States Dollars
Fixed rate	37	37	37	37	37	1,225	1,410	1.41%	1,517
Average interest rate	1.43%	1.43%	1.43%	1.43%	1.43%	5.95%	—	—	—
Variable rate	2,456	9,632	1,580	83	8,287	2,735	24,733	24,85%	24,733
Average interest rate	1.00%	1.95%	2.54%	1.91%	1.80	1.72%	—	—	—
Loans in Japanese Yen
Fixed rate	10	—	—	—	—	—	10	0.01%	10
Average interest rate	2.42%	—	—	—	—	—	—	—	—
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate	171	171	—	—	—	294	636	0.64%	630
Average interest rate	9.50%	9.50%	—	—	—	3.00%	—	—	—
Debentures in RMB
Fixed rate	—	2,000	—	1,500	—	—	3,500	3.51%	3,516
Average interest rate	—	3.76%	—	4.11%	—	—	—	—	—
Medium term note in RMB
Fixed rate	—	—	30,000	—	15,000	—	45,000	45.14%	43,587
Average interest rate	—	—	2.49%	—	3.35%	—	—	—	—
Total	14,229	12,212	37,261	1,669	23,891	10,438	99,700	100.00%	98,061

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

December 31, 2007

								Percentage
								to Total
	Expected Maturity Date							Long-Term	Fair
	2008	2009	2010	2011	2012	Thereafter	Total	Debt (%)	Value
	(RMB equivalent in millions, except percentages)

Long term debt
Loans in RMB
Fixed rate	272	—	2	—	1	—	275	0.53%	254
Average interest rate	3.83%	—	0	—	0	—	—	—	—
Variable rate(1)	7,280	5,220	11,182	10	20	8,700	32,412	62.45%	32,412
Average interest rate	5.49%	5.07%	5.46%	6.89%	6.89%	5.84%	—	—	—
Loans in Euros
Fixed rate	16	16	16	16	16	167	247	0.48%	163
Average interest rate	2.12%	2.12%	2.12%	2.12%	2.12%	2.10%	—	—	—
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—

								Percentage
								to Total
	Expected Maturity Date							Long-Term	Fair
	2008	2009	2010	2011	2012	Thereafter	Total	Debt (%)	Value
	(RMB equivalent in millions, except percentages)

Loans in United States Dollars
Fixed rate	137	79	45	39	39	468	807	1.56%	539
Average interest rate	5.25%	3.62%	1.44%	1.43%	1.43%	1.38%	—	—	—
Variable rate	4,234	249	2,629	77	3,431	2,867	13,487	25.99%	13,487
Average interest rate	4.92%	5.33%	5.07%	5.50%	7.40%	5.12%	—	—	—
Loans in Japanese Yen
Fixed rate	20	9	8	—	—	—	37	0.07%	36
Average interest rate	3.40%	2.42%	2.42%	—	—	—	—	—	—
Variable rate	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollars
Fixed rate	241	181	184	183	—	334	1,123	2.17%	1,123
Average interest rate	10.83%	9.50%	9.50%	9.50%	—	3.30%	—	—	—
Debentures in RMB
Fixed rate	—	—	—	2,000	—	1,500	3,500	6.75%	2,981
Average interest rate	—	—	—	3.76%	—	4.11%	—	—	—

Total	12,200	5,754	14,066	2,325	3,507	14,036	51,888	100.00%	50,995

(1)	Due to the declining interest rates in recent years in China, the PRC government has implemented a program to adjust interest rates on certain fixed RMB loans periodically to reflect the market rates in effect published by the People’s Bank of China, or the PBOC, from time to time. As a result, these previously fixed RMB loans are categorized as variable rate loans as of December 31, 2007, 2008 and 2009. The newly adjusted rates usually become effective one year after the announcement by the PBOC. The average interest rates on these loans are calculated based on the then effective rates as of December 31, 2007, 2008 and 2009, respectively.

Commodity Price Risk

We are engaged in a wide range of petroleum-related activities and purchase certain quantity of oil from the international market to meet our demands. The prices of crude oil and refined products in the international market are affected by various factors such as changes in global and regional politics and economy, the demand and supply of crude oil and refined products, as well as unexpected events and disputes with international repercussions. The domestic crude oil price is determined with reference to the international price of crude oil whereby the prices of domestic refined products were allowed to adjust more in line with the prices in the international crude oil market. Other than certain subsidiaries of our company, we generally do not use any derivative instruments to evade such price risks.

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees paid by our ADS holders

The Bank of New York Mellon, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons Depositing or Withdrawing Shares Must Pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADS	Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Fees and Payments from the Depositary to Us

From January 1, 2009 to December 31, 2009, we received from the depositary a reimbursement of US$473,333.11, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs. In addition, the depositary has agreed to reimburse us certain amount per year of the facility, including but not limited to, investor relations expenses or any other American depositary receipts program related expenses. The amount of such reimbursements is subject to certain limits.

PART II

ITEM 13 — DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 — CONTROLS AND PROCEDURES

Evaluation of the Management on Disclosure Controls and Procedures

Our Chairman, who performs the functions of Chief Executive Officer, and our Chief Financial Officer, after evaluating the effectiveness of PetroChina’s disclosure controls and procedures (as defined in the United States Exchange Act Rules 13a-15(e) and 15d(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our company’s disclosure controls and procedures were effective to ensure that material information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and regulations and that such information is accumulated and communicated to our company’s management, including our principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our company’s management, including our principal executive officer and principal financial officer, our company evaluated the effectiveness of the its internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our company’s management has concluded that its internal control over financial reporting was effective as of December 31, 2009.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of our company’s internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), our company’s independent registered public accountants, as stated in its report attached hereto.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2009, there were no changes in the company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting.

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

ITEM 16B — CODE OF ETHICS

We have adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, other executives and senior officers and a separate Code of Ethics that applies to all of our employees. We have included these two Codes of Ethics as Exhibit 11.1 and 11.2 to this annual report.

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

2. Next, click on “Corporate Governance Structure”.

3. Finally, click on “Code of Ethics for Senior Management” or “Code of Ethics for Employees of PetroChina Company Limited”.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) has served as PetroChina’s independent registered public accountants for each of the fiscal years in the three-year period ended December 31, 2009, for which audited financial statements appear in this annual report on Form 20-F. The auditors are elected annually at the annual general meeting of PetroChina.

The offices of PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) are located at Prince’s Building, 22nd Floor, Central, Hong Kong.

The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) to PetroChina for each of the years ended December 31, 2008 and 2009.

	December 31,
	2008	2009
	RMB	RMB
	(In millions)

Audit fees	95	80
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

Total	95	80

Audit fees consist of fees billed for the annual audit services and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit, statutory audits, and assistance with and review of documents filed with SEC.

Tax fees include fees billed for tax compliance services and the aggregate fees are less than RMB1 million for each of years ended December 31, 2008 and 2009.

Audit Committee Pre-approved Policies and Procedures

Currently, all audit services to be provided by our independent registered public accountants, PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), must be approved by our audit committee.

During 2009, services relating to all non-audit-related fees provided to us by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) were approved by our audit committee in accordance with the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

None.

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

Director Independence

Under the NYSE corporate governance rule 303A.01, a listed company must have a majority of independent directors on its board of directors. A company of which more than 50% of the voting power is held by an individual, a group or another company, or a controlled company, is not required to comply with this requirement. We are not required under the PRC Company Law and the HKSE Listing Rules to have a majority of independent directors on our board of directors. Currently, five of our fourteen directors are independent non-executive directors.

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

However, we have the Articles of Association, the Rules and Procedures of Board of Directors and the Trial Implementation Rules for Compensation of Senior Management that address the following subjects:

•	director qualification standards and responsibilities;

•	key board committee responsibilities;

•	director compensation; and

•	director orientation and continuing education.

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

In 2009, we formulated the Administrative Measures on Independent Directors, the Administrative Rules on Holding of Company Shares by Directors, Supervisors and Senior Management, the Administrative Measures on Investor’s Relationship and the rules and procedures of the Audit Committee, the Performance Review and Compensation Committee, the Investment and Development Committee, and the Safety and Environmental Protection Committee. All these policies have further enhanced our corporate governance system and can ensure the better performance of duties of directors, supervisors, senior managers and committee members.

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

ITEM 18 — FINANCIAL STATEMENTS

See page F-1 to F-56 following Item 19.

ITEM 19 — EXHIBITS

(a) See Item 18 for a list of the financial statements as part of this annual report.

(b) Exhibits to this annual report.

Exhibit
Number	Description of Exhibits

1.1	Articles of Association (as amended) (English translation)(5)
1.2	Articles of Association (as amended on May 15, 2008) (English translation)(5)
4.1	2010 Management Performance Contract (English Translation)
4.2	Risk Operation Service Business Assets Transfer Agreement, dated August 23, 2007, between CNPC and PetroChina (English Translation)(5)
4.3	Capital Injection Agreement Concerning CNPC Exploration and Development Company Limited, dated December 27, 2007, among CNODC, CNPC E&D and PetroChina (English Translation)(5)
4.4	Annual Crude Oil Mutual Supply Framework Agreement, dated December 30, 2009, between China Petroleum and Chemical Corporation and PetroChina (English translation)
4.5	Second Supplemental Agreement to Comprehensive products and Services Agreement, dated September 1, 2005, between CNPC and PetroChina (English translation)(2)
4.6	Supplementary Agreement to Comprehensive Products and Services Agreement, dated June 9, 2005, between CNPC and PetroChina (English Translation)(3)
4.7	Form of Non-competition Agreement between CNPC and PetroChina (together with English translation)(4)
4.8	Form of Comprehensive Products and Services Agreement between CNPC and PetroChina (together with English translation)(4)
4.9	Form of Land Use Rights Leasing Contract between CNPC and PetroChina (together with English translation)(4)
4.10	Form of Buildings Leasing Contract between CNPC and PetroChina (together with English translation)(4)
4.11	Form of Trademark Licensing Contract between CNPC and PetroChina (together with English translation)(4)
4.12	Form of Patent and Know-how Licensing Contract between CNPC and PetroChina (together with English translation)(4)
4.13	Form of Computer Software Licensing Contract between CNPC and PetroChina (together with English translation)(4)
4.14	Form of Contract for Transfer of Rights under Production Sharing Contracts between CNPC and PetroChina (together with English translation)(4)
4.15	Form of Guarantee of Debts Contract between CNPC and PetroChina (together with English translation)(4)
4.16	Form of Contract for the Supervision of Certain Sales Enterprises between CNPC and PetroChina (together with English translation)(4)
4.17	Form of Agreement for Transfer of Rights and Interests under the Crude Oil Premium and Discount Calculation Agreement between China Petrochemical Corporation, CNPC and PetroChina (together with English translation)(4)
4.18	Form of Agreement for the Transfer of Rights and Interests under the Retainer Contracts relating to Oil Exploration and Exploitation in Lengjiapu Area, Liaohe Oil Region and No. 9.1-9.5 Areas, Karamay Oil Field (together with English translation)(4)
4.19	Inspection and Maintenance Business Equity and Assets Transfer Agreement, dated April 28, 2008, between CNPC and Petrochina (English translation)(6)
4.20	Assets Transfer Agreement, date June 10, 2008, between Petrochina and CNPC (English translation)(6)

Exhibit
Number	Description of Exhibits

4.21	Agreement for the Sale and Purchase of Shares in Sun World Limited, dated August 27, 2008, among Petrochina, CNPC and China Petroleum Hong Kong (Holding) Limited (English translation)(6)
4.22	Form of Risk Operation Service Business Assets Transfer Agreements, dated August November 19, 2008, among six branch companies of Petrochina and six subordinate enterprises of CNPC (English translation)(6)
4.23	Equity Interests Transfer Agreement, dated May 15, 2009, between PetroChina Kunlun Gas Limited and China Petroleum Pipeline Bureau; Form of Equity Interests Transfer Agreements, dated May 15, 2009, between PetroChina Kunlun Gas Limited and China Huayou Group Corporation; Assets Transfer Agreement, dated May 15, 2009, between PetroChina Kunlun Gas Limited and China Petroleum Pipeline Bureau (English translation)(6)
4.24	Asset Transfer Agreement, dated June 18, 2009, between PetroChina West Pipeline Company and CNPC West Pipeline Company Limited (English translation)
4.25	Equity Transfer Agreement, dated August 28, 2009, among CNPC E&D, CNPC Central Asia and PetroChina (English translation)
4.26	Asset Transfer Agreement, dated August 28, 2009, between ten branch companies of PetroChina and ten subordinated entities of CNPC including CNPC Daqing Petrochemical Factory (English translation)
4.27	Contractual Rights Transfer Agreement, dated August 28, 2009, between Beijing Amu Darya Company and CNPCI (English translation)
4.28	Equity Transfer Agreement, dated December 30, 2009, between PetroChina Kunlun Gas Limited and Daqing Petroleum Administrative Bureau (English translation)
4.29	Subscription Agreement, Dated March 25, 2010 among PetroChina, CNPC and CPF (English translation)
8.1	List of major subsidiaries
11.1	Code of Ethics for Senior Management(3)
11.2	Code of Ethics for Employees(3)
12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Reserve Report for the year ended on December 31, 2009 prepared by DeGolyer and MacNaughton
15.2	Reserve Report for the year ended on December 31, 2009 prepared by Gaffney, Cline & Associates (Consultants) Pte Ltd

(1)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 1-15006) filed with the Commission.

(2)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-15006) filed with the Commission.

(3)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-15006) filed with the Commission.

(4)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11566) filed with the Commission, as declared effective on March 29, 2000.

(5)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 1-15006) filed with the Commission.

(6)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 1-15006) filed with the Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROCHINA COMPANY LIMITED

/s/  Li Hualin
Name: Li Hualin

Title:	Secretary to Board of Directors

Date: June 25, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of PetroChina Company Limited:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statement of comprehensive income, of changes in equity and of cash flows (“consolidated financial statements”) present fairly, in all material respects, the financial position of PetroChina Company Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (“COSO”). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers

Hong Kong, May 20, 2010

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the Year Ended December 31, 2009, 2008 and 2007
(Amounts in millions)

	Notes	2009	2008	2007
		RMB	RMB	RMB

TURNOVER	6	1,019,275	1,072,604	837,542

OPERATING EXPENSES
Purchases, services and other		(492,472)	(562,851)	(369,786)
Employee compensation costs	8	(65,977)	(62,167)	(50,940)
Exploration expenses, including exploratory dry holes		(19,398)	(21,879)	(20,956)
Depreciation, depletion and amortisation		(92,259)	(94,759)	(67,423)
Selling, general and administrative expenses		(65,423)	(59,617)	(52,389)
Taxes other than income taxes	9	(135,465)	(124,132)	(73,806)
Other (expenses)/income, net		(4,837)	12,372	(1,225)

TOTAL OPERATING EXPENSES		(875,831)	(913,033)	(636,525)

PROFIT FROM OPERATIONS		143,444	159,571	201,017

FINANCE COSTS
Exchange gain		552	1,774	1,808
Exchange loss		(1,335)	(2,855)	(2,559)
Interest income		1,459	2,277	2,101
Interest expense	10	(5,272)	(3,044)	(3,673)

TOTAL NET FINANCE COSTS		(4,596)	(1,848)	(2,323)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES	17	1,184	4,290	6,445

PROFIT BEFORE INCOME TAX EXPENSE	7	140,032	162,013	205,139
INCOME TAX EXPENSE	12	(33,473)	(35,211)	(49,802)

PROFIT FOR THE YEAR		106,559	126,802	155,337

OTHER COMPREHENSIVE INCOME:
Currency translation differences		(3,500)	(2,676)	(1,852)
Fair value gain/(loss) from available-for-sale financial assets		191	(340)	395
Income tax relating to components of other comprehensive income/(loss)		(38)	67	(87)

OTHER COMPREHENSIVE LOSS, NET OF TAX		(3,347)	(2,949)	(1,544)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		103,212	123,853	153,793

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		103,387	114,453	146,796
Non-controlling interest		3,172	12,349	8,541

		106,559	126,802	155,337

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		102,067	113,044	146,144
Non-controlling interest		1,145	10,809	7,649

		103,212	123,853	153,793

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	14	0.56	0.63	0.82

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of December 31, 2009 and 2008
(Amounts in millions)

	Notes	2009	2008
		RMB	RMB

NON-CURRENT ASSETS
Property, plant and equipment	16	1,075, 467	900,424
Investments in associates and jointly controlled entities	17	28,223	28,850
Available-for-sale financial assets	18	2,343	2,034
Advance operating lease payments	20	30,236	26,280
Intangible and other assets	21	18,017	10,694
Deferred tax assets	31	289	497
Time deposits with maturities over one year		1,330	2,510

TOTAL NON-CURRENT ASSETS		1,155,905	971,289

CURRENT ASSETS
Inventories	22	114,781	90,685
Accounts receivable	23	28,785	16,810
Prepaid expenses and other current assets	24	59,595	69,557
Notes receivable	25	4,268	4,319
Time deposits with maturities over three months but within one year		29	10,425
Cash and cash equivalents	26	86,925	33,150

TOTAL CURRENT ASSETS		294,383	224,946

CURRENT LIABILITIES
Accounts payable and accrued liabilities	27	204,739	156,780
Income taxes payable		9,721	1,271
Other taxes payable		25,242	13,930
Short-term borrowings	28	148,851	93,670

TOTAL CURRENT LIABILITIES		388,553	265,651

NET CURRENT LIABILITIES		(94,170)	(40,705)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,061,735	930,584

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	29	183,021	183,021
Retained earnings		424,067	378,473
Reserves	30	240,135	229,416

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		847,223	790,910
NON-CONTROLLING INTEREST		60,478	56,930

TOTAL EQUITY		907,701	847,840

NON-CURRENT LIABILITIES
Long-term borrowings	28	85,471	32,852
Asset retirement obligations	32	44,747	36,262
Deferred tax liabilities	31	21,449	12,466
Other long-term obligations		2,367	1,164

TOTAL NON-CURRENT LIABILITIES		154,034	82,744

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,061,735	930,584

The accompanying notes are an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009, 2008 and 2007
(Amounts in millions)

	2009	2008	2007
	RMB	RMB	RMB

CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the year	106,559	126,802	155,337
Adjustments for:
Income tax expense	33,473	35,211	49,802
Depreciation, depletion and amortisation	92,259	94,759	67,423
Capitalised exploratory costs charged to expense	10,019	10,341	9,161
Share of profit of associates and jointly controlled entities	(1,184)	(4,290)	(6,445)
(Reversal) of provision/provision for impairment of receivables, net	(123)	4	(2,318)
Write down in inventories, net	354	8,593	55
Impairment of available-for-sale financial assets, net	2	45	—
Impairment of investments in associates and jointly controlled entities	8	29	5
Loss on disposal of property, plant and equipment	1,642	2,602	1,808
Loss/(gain) on disposal of intangible and other assets	10	19	(2)
(Gain)/loss on disposal of investments in associates and jointly controlled entities	(33)	3	(320)
Gain on disposal of available-for-sale financial assets	(4)	(5)	(142)
Gain on disposal of subsidiaries	(22)	(259)	—
Dividend income	(177)	(252)	(126)
Interest income	(1,459)	(2,277)	(2,101)
Interest expense	5,272	3,044	3,673
Advance payments on long-term operating leases	(6,045)	(4,675)	(4,803)
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	16,240	(26,815)	(16,054)
Inventories	(20,044)	(10,775)	(12,041)
Accounts payable and accrued liabilities	41,637	(5,715)	19,799

CASH FLOWS GENERATED FROM OPERATIONS	278,384	226,389	262,711
Income taxes paid	(16,412)	(53,924)	(55,048)

NET CASH FLOWS FROM OPERATING ACTIVITIES	261,972	172,465	207,663

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS — (Continued)
For the Year Ended December 31, 2009, 2008 and 2007
(Amounts in millions)

	2009	2008	2007
	RMB	RMB	RMB

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(257,562)	(215,610)	(173,528)
Acquisition of investments in associates and jointly controlled entities	(1,487)	(3,641)	(1,903)
Acquisition of available-for-sale financial assets	(111)	(23)	(328)
Consolidation of PetroKazakhstan Inc.	—	—	1,542
Acquisition of intangible assets and other non-current assets	(3,505)	(3,909)	(3,378)
Purchase of non-controlling interest	(533)	(177)	(178)
Acquisition of subsidiaries	(16,451)	(6,693)	—
Repayment of capital by associates and jointly controlled entities	—	—	6,618
Proceeds from disposal of property, plant and equipment	4,053	436	1,028
Proceeds from disposal of investments in associates and jointly controlled entities	139	67	1,033
Proceeds from disposal of subsidiaries	60	535	—
Proceeds from disposal of available-for-sale financial assets	136	52	276
Proceeds from disposal of intangible and other non-current assets	26	37	—
Interest received	1,425	2,365	2,074
Dividends received	783	4,095	1,113
Decrease in time deposits with maturities over three months	11,574	10,669	(18,025)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(261,453)	(211,797)	(183,656)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(113,212)	(84,471)	(33,556)
Repayments of long-term borrowings	(7,947)	(14,196)	(24,218)
Interest paid	(5,238)	(4,065)	(4,232)
Dividends paid to non-controlling interest	(2,425)	(2,805)	(4,832)
Dividends paid to owners of the Company	(50,092)	(52,835)	(64,517)
Dividends paid to owners from business combinations pre-acquisition	—	(801)	(9)
Issuance of A shares	—	—	66,243
Increase in short-term borrowings	157,576	153,444	37,236
Increase in long-term borrowings	67,880	4,472	20,650
Capital contribution from non-controlling interest	7,098	8,788	1,364
Capital reduction of subsidiaries	(671)	(3,754)	—
Increase in other long-term obligations	108	—	33

NET CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	53,077	3,777	(5,838)

TRANSLATION OF FOREIGN CURRENCY	179	(112)	(221)

Increase/(decrease) in cash and cash equivalents	53,775	(35,667)	17,948
Cash and cash equivalents at beginning of the year	33,150	68,817	50,869

Cash and cash equivalents at end of the year	86,925	33,150	68,817

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the Year Ended December 31, 2009, 2008 and 2007
(Amounts in millions)

					Non-
					Controlling	Total
	Attributable to Owners of the Company				Interest	Equity
	Share	Retained
	Capital	Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB

Balance at December 31, 2006	179,021	267,850	143,552	590,423	31,749	622,172

Business combinations under common control	—	(183)	174	(9)	456	447

Balance at January 1, 2007	179,021	267,667	143,726	590,414	32,205	622,619

Total comprehensive income/(loss) for the year ended December 31, 2007	—	146,796	(652)	146,144	7,649	153,793
Special Reserve-Safety Fund Reserve	—	(3,536)	3,536	—	—	—
Transfer to reserves	—	(12,768)	12,768	—	—	—
Final dividend for 2006	—	(27,694)	—	(27,694)	—	(27,694)
Interim dividend for 2007 (Note 15)	—	(36,823)	—	(36,823)	—	(36,823)
Dividends to non-controlling interest	—	—	—	—	(4,823)	(4,823)
Purchase of non-controlling interest in subsidiaries	—	—	(113)	(113)	(65)	(178)
Consolidation of PetroKazakhstan Inc.	—	—	—	—	8,101	8,101
Issuance of A shares	4,000	—	62,243	66,243	—	66,243
Capital contribution from non-controlling interest	—	—	—	—	1,364	1,364
Dividends to owners from business combinations pre-acquisition	—	(2)	—	(2)	(15)	(17)
Other	—	—	77	77	57	134

Balance at December 31, 2007	183,021	333,640	221,585	738,246	44,473	782,719

Total comprehensive income/(loss) for the year ended December 31, 2008	—	114,453	(1,409)	113,044	10,809	123,853
Special Reserve-Safety Fund Reserve	—	(3,214)	3,214	—	—	—
Transfer to reserves	—	(12,770)	12,770	—	—	—
Final dividends for 2007 (Note 15)	—	(28,708)	—	(28,708)	—	(28,708)
Interim dividends for 2008 (Note 15)	—	(24,127)	—	(24,127)	—	(24,127)
Dividends to non-controlling interest	—	—	—	—	(2,842)	(2,842)
Purchase of non-controlling interest in subsidiaries	—	—	(17)	(17)	(160)	(177)
Capital contribution from non-controlling interest	—	—	—	—	8,788	8,788
Capital reduction of subsidiaries	—	—	(61)	(61)	(3,693)	(3,754)
Dividends to owners from business combinations pre-acquisition	—	(801)	—	(801)	—	(801)
Disposal of subsidiaries	—	—	—	—	(429)	(429)
Acquisition of a subsidiary	—	—	(6,693)	(6,693)	—	(6,693)
Other	—	—	27	27	(16)	11

Balance at December 31, 2008	183,021	378,473	229,416	790,910	56,930	847,840

Total comprehensive income/(loss) for the year ended December 31, 2009	—	103,387	(1,320)	102,067	1,145	103,212
Special Reserve-Safety Fund Reserve	—	2,280	1,325	3,605	3	3,608
Transfer to reserves	—	(9,981)	9,981	—	—	—
Final dividends for 2008 (Note 15)	—	(27,367)	—	(27,367)	—	(27,367)
Interim dividends for 2009 (Note 15)	—	(22,725)	—	(22,725)	—	(22,725)
Dividends to non-controlling interest	—	—	—	—	(2,358)	(2,358)
Acquisition of subsidiaries	—	—	(248)	(248)	590	342
Purchase of non-controlling interest in subsidiaries	—	—	(179)	(179)	(354)	(533)
Capital contribution from non-controlling interest	—	—	1,158	1,158	5,940	7,098
Capital reduction of a subsidiary	—	—	—	—	(1,354)	(1,354)
Other	—	—	2	2	(64)	(62)

Balance at December 31, 2009	183,021	424,067	240,135	847,223	60,478	907,701

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

1  ORGANISATION AND PRINCIPAL ACTIVITIES

PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas (Note 38).

2  BASIS OF PREPARATION

The consolidated financial statements and the statement of financial position of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements and the statement of financial position of the Company have been prepared under the historical cost convention except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRSs requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial position and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

3  SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)  Basis of consolidation

Subsidiaries are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has the power to govern the financial and operating policies.

A subsidiary is consolidated from the date on which control is transferred to the Group and is no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries except for business combinations under common control. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of an acquisition over the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the consolidated profit or loss.

An acquisition of a business which is a business combination under common control is accounted for in a manner similar to a uniting of interests whereby the assets and liabilities acquired are accounted for at carryover predecessor values to the other party to the business combination with all periods presented as if the operations of

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

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

A listing of the Group’s principal subsidiaries is set out in Note 19.

(b)  Investments in associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting in the consolidated financial statements of the Group and are initially recognised at cost. Under this method of accounting the Group’s share of the post-acquisition profits or losses of associates is recognised in the consolidated profit or loss and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amounts of the investments. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated loss and is tested for impairment as part of the overall balance. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired associate at the date of acquisition.

A listing of the Group’s principal associates is shown in Note 17.

(c)  Investments in jointly controlled entities

Jointly controlled entities are those over which the Group has contractual arrangements to jointly share control with one or more parties. The Group’s interest in jointly controlled entities is accounted for by the equity method of accounting (Note 3(b)) in the consolidated financial statements.

A listing of the Group’s principal jointly controlled entities is shown in Note 17.

(d)  Transactions with non-controlling interest

The Group applies a policy of treating transactions with non-controlling interests as transactions with owners in their capacity as owners of the Group. Gains and losses resulting from disposals to non-controlling interests are recorded in equity. The differences between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired resulting from the purchase from non-controlling interests, are recorded in equity.

(e)  Foreign currencies

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Most assets and operations of the Group are located in the PRC (Note 38), and the functional currency of the Company and most of the consolidated subsidiaries is the Renminbi (“RMB”). The consolidated financial statements are presented in the presentation currency of RMB.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the respective dates of the transactions; monetary assets and liabilities denominated in foreign currencies are translated at exchange rates at the date of the statement of financial position; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognised in the consolidated profit or loss.

For the Group entities that have a functional currency different from the Group’s presentation currency, assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position. Income and expenses for each statement of comprehensive income presented are translated at the average exchange rates for each period and the resulting exchange differences are recognised in other comprehensive income.

(f)  Property, plant and equipment

Property, plant and equipment, including oil and gas properties (Note 3(g)), are recorded at cost less accumulated depreciation, depletion and amortisation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at revalued amounts. Revaluations are performed by independent qualified valuers on a periodic basis.

In the intervening years between independent revaluations, the directors review the carrying values of the property, plant and equipment and adjustments are made if the carrying values differ materially from their respective fair values.

Increases in the carrying values arising from revaluations are recognised in other comprehensive income and accumulated in equity under the heading of revaluation reserve. Decreases in the carrying values arising from revaluations are first offset against increases from earlier revaluations in respect of the same assets and are thereafter charged to the consolidated profit or loss. All other decreases in carrying values are charged to the consolidated profit or loss. Any subsequent increases are credited to the consolidated profit or loss up to the respective amounts previously charged.

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

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Property, plant and equipment, including oil and gas properties (Note 3(g)), are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of a cash generating unit exceeds the

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

higher of its fair value less costs to sell and its value in use, which is the estimated net present value of future cash flows to be derived from the cash generating unit.

Gains and losses on disposals of property, plant and equipment are determined by reference to their carrying amounts and are recorded in the consolidated profit or loss.

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

(g)  Oil and gas properties

The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalised. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalised as construction in progress pending determination of whether the wells find proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil and gas properties and are subject to impairment review (Note 3(f)). For exploratory wells that are found to have economically viable reserves in areas where major capital expenditure will be required before production can commence, the related well costs remain capitalised only if additional drilling is underway or firmly planned. Otherwise the related well costs are expensed as dry holes. The Group does not have any significant costs of unproved properties capitalised in oil and gas properties.

The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

The cost of oil and gas properties is amortised at the field level based on the units of production method. Units of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group’s production licenses.

(h)  Intangible assets

Expenditures on acquired patents, trademarks, technical know-how and licenses are capitalised at historical cost and amortised using the straight-line method over their estimated useful lives. Intangible assets are not subsequently revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount and is recognised in the

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

consolidated profit or loss. The recoverable amount is measured as the higher of fair value less costs to sell and value in use which is the estimated net present value of future cash flows to be derived from the asset.

(i)  Financial assets

Financial assets are classified into the following categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. The Group has only loans and receivables and available-for-sale financial assets. The detailed accounting policies for loans and receivables and available-for-sale financial assets held by the Group are set out below.

(i)  Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the date of the statement of financial position, which are classified as non-current assets. The Group’s loans and receivables comprise accounts receivable, notes receivable, other receivables, time deposits and cash and cash equivalents. The recognition methods for loans and receivables are disclosed in the respective policy notes.

(ii)  Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories; these are included in non-current assets unless management intends to dispose of the investment within 12 months of the date of the statement of financial position. The Group’s available-for-sale financial assets primarily comprise unquoted equity instruments.

Regular purchases and sales of available-for-sale financial assets are recognised on settlement date, the date that the asset is delivered to or by the Group (the effective acquisition or sale date). Available-for-sale financial assets are initially recognised at fair value plus transaction costs. Available-for-sale financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership in the investment. Available-for-sale financial assets are measured at fair value except where there are no quoted market prices in active markets and the fair values cannot be reliably measured using valuation techniques. Available-for-sale financial assets that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are carried at cost. The Group assesses at each date of the statement of financial position whether there is objective evidence that an available-for-sale financial asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the available-for-sale financial asset and the present value of the estimated cash flows.

(j)  Leases

Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. The Group has no significant finance leases.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

(k)  Inventories

Inventories include oil products, chemical products and materials and supplies which are stated at the lower of cost and net realisable value. Cost is primarily determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labour, other direct costs and related production overheads, but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

(l)  Accounts receivable

Accounts receivable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision made for impairment of these receivables. Such provision for impairment is established if there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. The factors the Group considers when assessing whether an account receivable is impaired include but are not limited to significant financial difficulties of the customer, probability that the debtor will enter bankruptcy or financial reorganisation and default or delinquency in payments. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

(m)  Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits held with banks and highly liquid investments with original maturities of three months or less from the time of purchase.

(n)  Accounts payable

Accounts payable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

(o)  Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the consolidated profit or loss over the period of the borrowings.

Borrowing costs are recognised as an expense in the period in which they are incurred except for the portion eligible for capitalisation as part of qualifying property, plant and equipment.

Borrowings are classified as current liabilities unless the Group has unconditional rights to defer settlements of the liabilities for at least 12 months after the reporting period.

(p)  Taxation

Deferred tax is provided in full, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply to the period when the related deferred tax asset is realised or deferred tax liability is settled.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

The principal temporary differences arise from depreciation on oil and gas properties and equipment and provision for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilised.

The Group also incurs various other taxes and levies that are not income taxes. “Taxes other than income taxes”, which form part of operating expenses, primarily comprise a special levy on domestic sales of crude oil (Note 9), consumption tax (Note 9), resource tax, urban construction tax, education surcharges and business tax.

(q)  Revenue recognition

Sales are recognised upon delivery of products and customer acceptance or performance of services, net of sales taxes and discounts. Revenues are recognised only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods in the ordinary course of the Group’s activities, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably and collectability of the related receivables is reasonably assured.

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

(r)  Provisions

Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligations, and reliable estimates of the amounts can be made.

Provision for future decommissioning and restoration is recognised in full on the installation of oil and gas properties. The amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than due to passage of time which is regarded as interest expense, is reflected as an adjustment to the provision and oil and gas properties.

(s)  Research and development

Research expenditure incurred is recognised as an expense. Costs incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

The Group currently has no additional material obligations outstanding for the payment of retirement and other post-retirement benefits of employees in the PRC or overseas other than what described above.

(u)  New accounting developments

(i)  New and amended standards adopted by the Group

The Group adopted the following relevant new and amended IFRSs as of January 1, 2009:

IFRS 7 ‘Financial instruments — Disclosures’ (Amendment) — effective January 1, 2009. The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. The amendment did not have a material impact on the disclosures in the consolidated financial statements.

IFRS 8, ‘Operating segments’ — effective January 1, 2009. IFRS 8 replaces IAS 14, ‘Segment reporting’. It requires a ‘management approach’ under which segment information is presented on the same basis as that used for internal reporting purposes (Note 38).

IAS 1 (Revised), ‘Presentation of financial statements’ — effective January 1, 2009. The revised standard requires all changes in equity arising from transactions with owners in their capacity as owners and the related current and deferred tax impacts be presented separately from non-owner changes in equity. Recognised income and expenses shall be presented in a single statement (a statement of comprehensive income) or in two statements (a statement of profit and loss and a statement of comprehensive income), separately from owner changes in equity.

The Group has elected to present recognised income and expenses in a single statement of comprehensive income and these consolidated financial statements have been prepared under the revised disclosure requirements.

IAS 19 (Amendment), ‘Employee benefits’ — effective January 1, 2009. The amendment clarifies that the distinction between short-term and long-term employee benefits will be based on whether benefits are due to be settled within or after 12 months of employee service being rendered. The amendment did not have any significant impact on the consolidated financial statements.

IAS 23 (Amendment), ‘Borrowing costs’ — effective January 1, 2009. The amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The amendment did not have any impact on the consolidated financial statements as the Group has always capitalised borrowing costs directly attributable to the acquisition, construction or production of qualifying assets.

IAS 24 (Revised), ‘Related Party Disclosures’ — effective January 1, 2011. The revised standard exempts disclosures in relation to related party transactions and outstanding balances, including commitments, with a government that has control, joint control or significant influence over the reporting entity and another entity that is related party because the same government has control, joint control or significant influence over both the reporting entity and the other entity. The Group has elected to early adopt the partial exemption in paragraphs 25 -27 of the revised standard for government-related entities from January 1, 2009.

IAS 28 (Amendment), ‘Investments in associates’ — effective January 1, 2009. The amendment requires an investment in an associate be treated as a single asset for the purposes of impairment testing and any impairment loss is not allocated to specific assets included within the investment, for example, goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. The amendment did not have any significant impact on the consolidated financial statements.

IAS 36 (Amendment), ‘Impairment of assets’ — effective January 1, 2009. The amendment requires that where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

for value-in-use calculation should be made. The amendment did not have any significant impact on the consolidated financial statements.

IAS 38 (Amendment), ‘Intangible assets’ — effective January 1, 2009. The amendment requires a prepayment only be recognised in the event that payment has been made in advance of obtaining right of access to goods or receipt of services. The amendment did not have any significant impact on the consolidated financial statements.

(ii)  Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

The following relevant IFRSs, amendments to existing IFRSs and interpretation of IFRSs have been published and are mandatory for accounting periods beginning on or after January 1, 2010 or later periods and have not been early adopted by the Group:

IFRS 3 (Revised), ‘Business combinations’. The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair vale or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The Group will apply the revised standard prospectively to all business combinations for which the acquisition date is on or after January 1, 2010.

IFRS 5 (Amendment), ‘Non-current assets held for sale and discontinued operations’ — effective July 1, 2009. The amendment clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if a partial disposal plan results in loss of control, and relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. The Group is currently evaluating the impact of the amendment on the consolidated financial statements but it is not expected to have any significant impact.

IFRS 5 (Amendment), ‘Measurement of non-current assets (or disposal groups) classified as held-for-sale’ — effective January 1, 2010. The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held-for-sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The Group is currently evaluating the impact of the amendment on the disclosures in the consolidated financial statements but it is not expected to have any significant impact.

IAS 1 (Amendment), ‘Presentation of financial statements’ — effective January 1, 2010. The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment provides clarification that the potential settlement of a liability by the issuance of equity is not relevant to its classification as current or non current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The Group is currently evaluating the impact of the amendment on the consolidated financial statements but it is not expected to have any significant impact.

IAS 27 (Revised), ‘Consolidated and separate financial statements’ — effective July 1, 2009. The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. IAS 27 (Revised) also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognised in profit or loss. The Group will apply the revised standard prospectively to transactions with non-controlling interests from January 1, 2010.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

IAS 38 (Amendment), ‘Intangible Assets’ — effective January 1, 2010. The amendment is part of the IASB’s annual improvements project published in April 2009 and the Group will apply IAS 38 (Amendment) from the date IFRS 3 (Revised) is adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The Group is currently evaluating the impact of the amendment on the consolidated financial statements but it is not expected to have any significant impact.

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

(ii)  Interest rate risk

The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 28.

(iii)  Price risk

The Group is engaged in a wide range of petroleum-related activities. Prices of crude oil and petroleum products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group.

(b)  Credit risk

Credit risk arises from cash and cash equivalents, time deposits with banks and credit exposure to customers with outstanding receivable balances.

A substantial portion of the Group’s cash at bank and time deposits are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.

The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The Group’s accounts receivable balances over 3 years have been substantially provided for and accounts receivable balances within one year are generally neither past due nor impaired. The Group’s accounts receivable balances that are neither past due nor impaired are with customers with no recent history of default.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

The carrying amounts of cash and cash equivalents, time deposits placed with banks, accounts receivable, other receivables and notes receivable included in the consolidated statement of financial position represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.

The Group has no significant concentration of credit risk.

(c)  Liquidity risk

The Group’s liquidity risk management involves maintaining sufficient cash and cash equivalents and availability of funding through an adequate amount of committed credit facilities.

Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.

Analysis of the Group’s financial liabilities based on the remaining period at the date of the statement of financial position to the contractual maturity dates are presented in Note 28.

4.2  Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for owners and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings/(interest-bearing borrowings + total equity). The gearing ratio at December 31, 2009 is 20.5% (2008: 13.0%).

4.3  Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2009 and 2008 are disclosed in the respective accounting policies.

The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash and cash equivalents, time deposits with maturities over three months but within one year, accounts receivable, other receivables, trade payables, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings are presented in Note 28.

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

(a)  Estimation of oil and natural gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans.

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

(c)  Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In addition to these factors, the present value of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

6  TURNOVER

Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil, refined products and natural gas. Analysis of turnover by segment is shown in Note 38.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

7  PROFIT BEFORE INCOME TAX EXPENSE

	2009	2008	2007
	RMB	RMB	RMB

Items credited and debited in arriving at the profit before income tax expense include:
Credited
Dividend income from available-for-sale financial assets	177	252	126
Reversal of provision for impairment of receivables	240	184	2,473
Reversal of write down in inventories	23	15	98
Government grants(i)	1,097	16,914	1,197
Charged
Amortisation on intangible and other assets	2,153	1,888	1,507
Auditors’ remuneration	80	95	119
Cost of inventories recognised as expense	613,702	662,758	459,281
Provision for impairment of receivables	117	188	155
Loss on disposal of property, plant and equipment	1,642	2,602	1,808
Operating lease expenses	7,367	6,819	7,448
Research and development expenses	9,887	7,760	5,315
Write down in inventories	377	8,608	153

(i)	Government grants during the year 2008 primarily comprise financial support measures provided by the PRC government to ensure supply of crude oil and refined products in the domestic market implemented from 2008.

8  EMPLOYEE COMPENSATION COSTS

	2009	2008	2007
	RMB	RMB	RMB

Wages, salaries and allowances	44,202	39,008	32,856
Social security costs	21,775	23,159	18,084

	65,977	62,167	50,940

Social security costs mainly represent contributions to plans for staff welfare organised by the PRC municipal and provincial governments and others including contributions to the retirement benefit plans (Note 33).

9  TAXES OTHER THAN INCOME TAXES

Taxes other than income taxes include consumption taxes of RMB 82,429 for the year ended December 31, 2009 (2008: RMB 13,570, 2007: RMB 12,931) and special levies on domestic sales of crude oil of RMB 20,020 for the year ended December 31, 2009 (2008: RMB 85,291, 2007: RMB 44,662).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

10  INTEREST EXPENSE

	2009	2008	2007
	RMB	RMB	RMB

Interest on
Bank loans
— wholly repayable within five years	1,339	2,065	2,058
— not wholly repayable within five years	90	22	181
Other loans
— wholly repayable within five years	4,624	1,365	1,643
— not wholly repayable within five years	477	598	327
Accretion expense (Note 32)	1,943	1,746	1,202
Less: Amounts capitalised	(3,201)	(2,752)	(1,738)

	5,272	3,044	3,673

Amounts capitalised are borrowing costs that are attributable to the construction of a qualifying asset. The average interest rate used to capitalise such borrowings cost was 5.184% per annum for the year ended December 31, 2009.

11  EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of directors and supervisors for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009				2008	2007
	Fee for	Salaries,
	Directors	Allowances	Contribution
	and	and Other	to Retirement
Name	Supervisors	Benefits	Benefit Scheme	Total	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Chairman:
Mr. Chen Geng(i)	—	—	—	—	—	598
Mr. Jiang Jiemin	—	—	—	—	—	916

	—	—	—	—	—	1,514

Vice Chairman:
Mr. Zhou Jiping	—	737	37	774	515	—
Executive directors:
Mr. Duan Wende(iii)	—	—	—	—	366	824
Mr. Liao Yongyuan	—	710	37	747	869	—

	—	710	37	747	1,235	824

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

	2009				2008	2007
	Fee for	Salaries,
	Directors	Allowances	Contribution
	and	and Other	to Retirement
Name	Supervisors	Benefits	Benefit Scheme	Total	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Non-executive directors:
Mr. Wang Yilin	—	—	—	—	—	—
Mr. Zeng Yukang	—	—	—	—	—	—
Mr. Wang Fucheng	—	—	—	—	—	—
Mr. Wang Guoliang	—	—	—	—	—	—
Mr. Li Xinhua	—	—	—	—	—	—
Mr. Jiang Fan	—	494	25	519	569	499
Mr. Chee-chen Tung	260	—	—	260	249	264
Mr. Liu Hongru	339	—	—	339	343	349
Mr. Li Yongwu(ii)	344	—	—	344	197	—
Mr. Cui Junhui	348	—	—	348	331	—
Mr. Franco Bernabè	246	—	—	246	243	257

	1,537	494	25	2,056	1,932	1,369

Supervisors:
Mr. Chen Ming	—	—	—	—	—	—
Mr. Wen Qingshan	—	—	—	—	—	—
Mr. Sun Xianfeng	—	—	—	—	—	—
Mr. Yu Yibo	—	—	—	—	—	—
Mr. Xu Fengli(i)	—	—	—	—	—	264
Mr. Wang Yawei	—	—	—	—	—	—
Mr. Qin Gang	—	507	34	541	521	469
Ms. Wang Shali	—	—	—	—	—	—
Mr. Li Yongwu(ii)	—	—	—	—	110	315
Mr. Zhang Jinzhu(iii)	—	—	—	—	206	333
Mr. Wu Zhipan(iv)	107	—	—	107	234	319
Mr. Li Yuan	217	—	—	217	124	—
Mr. Wang Daocheng(iv)	117	—	—	117	—	—

	441	507	34	982	1,195	1,700

	1,978	2,448	133	4,559	4,877	5,407

(i)	No longer a director or supervisor since May 16, 2007.

(ii)	Elected as an independent non-executive director in May 16, 2008 and no longer a supervisor since then.

(iii)	No longer an executive director or a supervisor since May 16, 2008.

(iv)	Mr. Wu Zhipan no longer as a supervisor since May 12, 2009 and Mr. Wang Daocheng was elected as a supervisor since then.

(v)	Emoluments exclude the one-off payments by the Company to some of the independent non-executive directors of approximately RMB7.30 million in 2009.

The emoluments of the directors and supervisors fall within the following bands (including directors and supervisors whose term expired during the year):

	2009	2008	2007
	Number	Number	Number

RMB Nil — RMB 1 million	24	25	20

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

None of the directors and supervisors has waived their remuneration during the year ended December 31, 2009 (2008: None, 2007: None).

The five highest paid individuals in the Company for each of the three years ended December 31, 2009, 2008 and 2007 were also directors or supervisors and their emoluments are reflected in the analysis shown above.

During 2009, 2008 and 2007 the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

12  INCOME TAX EXPENSE

	2009	2008	2007
	RMB	RMB	RMB

Current taxes	24,862	43,423	48,995
Deferred taxes (Note 31)	8,611	(8,212)	807

	33,473	35,211	49,802

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25% for the years ended December 31, 2009 and 2008 and 33% for 2007. Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2010.

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2009	2008	2007
	RMB	RMB	RMB

Profit before income tax expense	140,032	162,013	205,139

Tax calculated at a tax rate of 25% (2007: 33%)	35,008	40,503	67,696
Prior year tax return adjustment	(2,216)	25	451
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	1,820	6,876	633
Effect of preferential tax rate	(5,502)	(10,907)	(17,043)
Effect of change in statutory income tax rates on deferred taxes	(184)	(3,134)	(3,788)
Tax effect of income not subject to tax	(1,140)	(1,357)	(2,840)
Tax effect of taxable items deductible for tax purposes	—	—	(2,365)
Tax effect of expenses not deductible for tax purposes	5,687	3,205	4,140
Tax effect of unused tax losses which had expired	—	—	2,918

Taxation	33,473	35,211	49,802

13  PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY

The profit attributable to owners of the Company is dealt with in the consolidated financial statements of the Group to the extent of RMB 103,387 for the year ended December 31, 2009 (2008: RMB 114,453, 2007: RMB 146,796).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

14  BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the year ended December 31, 2009 and December 31, 2008 have been computed by dividing profit for the year attributable to owners of the Company by the 183,021 million shares issued and outstanding for the year.

Basic and diluted net income per share for the year ended December 31, 2007 have been computed by dividing income for the year attributable to equity holders of the Company by the weighted average number of 179,700 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

15  DIVIDENDS

	2009	2008	2007
	RMB	RMB	RMB

Interim dividends attributable to owners of the Company for 2009 (note a)	22,725	—	—
Proposed final dividends attributable to owners of the Company for 2009 (note b)	23,799	—	—
Interim dividends attributable to owners of the Company for 2008 (note c)	—	24,127	—
Final dividends attributable to owners of the Company for 2008 (note d)	—	27,367	—
Interim dividends attributable to owners of the Company for 2007 (note e)	—	—	36,823
Final dividends attributable to owners of the Company for 2007 (note f)	—	—	28,708

	46,524	51,494	65,531

(a)	Interim dividends attributable to owners of the Company in respect of 2009 of RMB 0.12417 yuan per share amounting to a total of RMB 22,725 and were paid on October 16, 2009.

(b)	At the meeting on March 25, 2010, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2009 of RMB 0.13003 yuan per share amounting to a total of RMB 23,799. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2010 when approved at the forthcoming Annual General Meeting.

(c)	Interim dividends attributable to owners of the Company in respect of 2008 of RMB 0.13183 yuan per share amounting to a total of RMB 24,127 and were paid on October 16, 2008.

(d)	Final dividends attributable to owners of the Company in respect of 2008 of RMB 0.14953 yuan per share amounting to a total of RMB 27,367 were approved by the shareholders in the Annual General Meeting on May 12, 2009 and were paid on June 19, 2009.

(e)	Interim dividends attributable to owners of the Company in respect of 2007 of RMB 0.205690 yuan per share amounting to a total of RMB 36,823 and were paid on September 28, 2007.

(f)	Final dividends attributable to owners of the Company in respect of 2007 of RMB 0.156859 yuan per share amounting to a total of RMB 28,708 and were paid on June 13, 2008.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

16  PROPERTY, PLANT AND EQUIPMENT

			Equipment
		Oil and Gas	and	Motor		Construction
Year Ended December 31, 2009	Buildings	Property	Machinery	Vehicles	Other	in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Cost or valuation
At beginning of the year	99,680	790,354	366,953	17,537	9,924	172,353	1,456,801
Additions	4,516	11,141	27,315	3,277	2,880	236,285	285,414
Transfers	9,746	97,136	62,540	—	1,497	(170,919)	—
Disposals or write offs	(2,167)	(5,838)	(3,842)	(503)	(3,107)	(11,614)	(27,521)
Currency translation differences	(415)	(3,944)	(402)	(127)	(143)	(626)	(5,657)

At end of the year	110,910	888,849	452,564	20,184	11,051	225,479	1,709,037

Accumulated depreciation and impairment
At beginning of the year	(27,710)	(317,301)	(196,842)	(8,536)	(5,723)	(265)	(556,377)
Charge for the year	(5,614)	(57,088)	(24,988)	(1,657)	(1,012)	(11)	(90,370)
Disposals or write offs or transfers	1,087	3,455	3,363	378	2,873	—	11,156
Currency translation differences	124	1,497	179	83	137	1	2,021

At end of the year	(32,113)	(369,437)	(218,288)	(9,732)	(3,725)	(275)	(633,570)

Net book value
At end of the year	78,797	519,412	234,276	10,452	7,326	225,204	1,075,467

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

			Equipment
		Oil and Gas	and	Motor		Construction
Year Ended December 31, 2008	Buildings	Property	Machinery	Vehicles	Other	in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Cost or valuation
At beginning of the year	90,951	676,011	334,948	15,284	9,034	113,283	1,239,511
Additions	1,006	14,382	3,720	2,816	288	220,202	242,414
Transfers	10,287	106,930	32,296	—	930	(150,443)	—
Disposals or write offs	(2,317)	(3,946)	(3,631)	(496)	(222)	(10,341)	(20,953)
Currency translation differences	(247)	(3,023)	(380)	(67)	(106)	(348)	(4,171)

At end of the year	99,680	790,354	366,953	17,537	9,924	172,353	1,456,801

Accumulated depreciation and impairment
At beginning of the year	(22,907)	(269,289)	(167,074)	(7,446)	(5,050)	(285)	(472,051)
Charge for the year	(5,869)	(50,848)	(31,916)	(1,466)	(946)	(1)	(91,046)
Disposals or write offs or transfers	1,008	1,868	2,039	340	214	20	5,489
Currency translation differences	58	968	109	36	59	1	1,231

At end of the year	(27,710)	(317,301)	(196,842)	(8,536)	(5,723)	(265)	(556,377)

Net book value
At end of the year	71,970	473,053	170,111	9,001	4,201	172,088	900,424

The depreciation charge of the Group for the year ended December 31, 2009 included impairment losses of RMB 1,580 and RMB 478 (2008: RMB 4,235 and RMB 11,950, 2007: RMB Nil and RMB 294) primarily related to certain of the Group’s oil and gas properties and refining and chemical production assets. The carrying values of these assets were written down to their recoverable values.

A valuation of all of the Group’s property, plant and equipment, excluding oil and gas reserves, was carried out during 1999 by independent valuers on a depreciated replacement cost basis. As at September 30, 2003, a revaluation of the Group’s refining and chemical production equipment was undertaken by a firm of independent valuers, China United Assets Appraiser Co., Ltd., in the PRC on a depreciated replacement cost basis. The revaluation surplus net of applicable deferred income taxes was credited to equity.

As at March 31, 2006, a revaluation of the Group’s oil and gas properties was undertaken by independent valuers, China United Assets Appraiser Co., Ltd. and China Enterprise Appraisals, on a depreciated replacement cost basis. The revaluation did not result in significant differences from their carrying values.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2009, 2008 and 2007.

	2009	2008	2007
	RMB	RMB	RMB

At beginning of the year	15,853	11,975	9,005
Additions to capitalised exploratory well costs pending the determination of proved reserves	22,891	26,503	23,067
Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(11,504)	(12,284)	(10,936)
Capitalised exploratory well costs charged to expense	(10,019)	(10,341)	(9,161)

At end of the year	17,221	15,853	11,975

The following table provides an aging of capitalised exploratory well costs based on the date the drilling was completed.

	December 31,	December 31,
	2009	2008
	RMB	RMB

One year or less	15,560	14,318
Over one year	1,661	1,535

Balance at December 31	17,221	15,853

RMB 1,661 at December 31, 2009 of capitalised exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.

17  INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

The summarised financial information of the Group’s principal associates and jointly controlled entities, including the aggregated amounts of assets, liabilities, revenues, profit or loss and the interest held by the Group were as follows:

	Country of					Interest	Type of
Name	Incorporation	Assets	Liabilities	Revenues	Profit/(loss)	Held %	Share
		RMB	RMB	RMB	RMB

As of or for the year ended December 31, 2009:
Dalian West Pacific Petrochemical Co., Ltd.	PRC	10,168	12,228	28,205	1,076	28.44	ordinary
China Marine Bunker (PetroChina) Co., Ltd.	PRC	6,546	3,501	27,510	358	50.00	ordinary
As of or for the year ended December 31, 2008:
Dalian West Pacific Petrochemical Co., Ltd.	PRC	10,433	13,182	41,643	(5,660)	28.44	ordinary
China Marine Bunker (PetroChina) Co., Ltd.	PRC	6,619	3,972	43,037	392	50.00	ordinary

Dividends received and receivable from associates and jointly controlled entities were RMB 568 in 2009 (2008: RMB 3,886, 2007: RMB 991).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

In 2009, investments in associates and jointly controlled entities of RMB 345 (2008: RMB 36, 2007: RMB 833) were disposed of, resulting in a gain of RMB 33 (2008: A loss of RMB 3, 2007: A gain of RMB 320).

18  AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31,	December 31,
	2009	2008
	RMB	RMB

Available-for-sale financial assets	2,799	2,509
Less: Impairment losses	(456)	(475)

	2,343	2,034

Available-for-sale financial assets comprise principally unlisted equity securities.

In 2009, available-for-sale financial assets of RMB 137 (2008: RMB 74, 2007: RMB 145) were disposed of, resulting in the realisation of a gain of RMB 4 (2008: RMB 5, 2007: RMB 142).

19  SUBSIDIARIES

The principal subsidiaries of the Group are:

				Attributable
	Country of	Paid-Up	Type of	Equity
Company Name	Incorporation	Capital	Legal Entity	Interest %	Principal Activities
		(RMB)

Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	Exploration, production and sale of crude oil and natural gas
CNPC Exploration and Development Company Limited	PRC	16,100	Limited liability company	50.00	Exploration, production and sale of crude oil and natural gas in and outside the PRC
PetroKazakhstan Inc.	Canada	US Dollar 665	Joint stock company with limited liability	67.00	Exploration, production and sale of crude oil and natural gas outside the PRC
PetroChina Hong Kong Limited	Hong Kong	HK Dollar 7,592	Limited liability company	100.00	Investment holding. The principal activities of its subsidiaries, associates and jointly controlled entities are the exploration and production of crude oil and natural gas in and outside the PRC

Business combinations under common control between certain subsidiaries of the Group and subsidiaries of CNPC were completed during the year and accordingly, the financial statements have been restated. These business combinations are not individually or in aggregate material to the Group.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

20  ADVANCE OPERATING LEASE PAYMENTS

	December 31,	December 31,
	2009	2008
	RMB	RMB

Land use rights	19,901	16,954
Advance lease payments	10,335	9,326

	30,236	26,280

Land use rights have terms up to 50 years. Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities. These advance operating lease payments are amortised over the related lease terms using the straight-line method.

21  INTANGIBLE AND OTHER ASSETS

	December 31, 2009			December 31, 2008
		Accumulated			Accumulated
	Cost	amortisation	Net	Cost	amortisation	Net
	RMB	RMB	RMB	RMB	RMB	RMB

Patents	3,076	(1,939)	1,137	3,071	(1,729)	1,342
Technical know-how	1,654	(242)	1,412	372	(174)	198
Goodwill(i)	2,818	—	2,818	148	—	148
Other	11,025	(2,992)	8,033	7,098	(2,109)	4,989

Intangible assets	18,573	(5,173)	13,400	10,689	(4,012)	6,677

Other assets			4,617			4,017

			18,017			10,694

(i)	During the current year, the Group through PetroChina International (Singapore) Pte. Ltd. (an indirectly wholly owned subsidiary of the Company), acquired 100% of the share capital in Singapore Petroleum Company Limited for cash consideration of Singapore Dollars S$3,239 (approximately RMB 15,296). At the date of acquisition, the fair value of the net assets in Singapore Petroleum Company Limited is S$2,668 (approximately RMB 12,597) and consequently, goodwill of S$571 (approximately RMB 2,699) was recognised.

Patents principally represent expenditure incurred in acquiring processes and techniques that are generally protected by the relevant government authorities. Technical know-how is amounts attributable to operational technology acquired in connection with the purchase of equipment. The costs of technical know-how are included as part of the purchase price and are separately distinguishable from the other assets acquired.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

22  INVENTORIES

	December 31, 2009	December 31, 2008
	RMB	RMB

Crude oil and other raw materials	30,928	31,319
Work in progress	7,006	3,472
Finished goods	77,685	65,074
Spare parts and consumables	28	31

	115,647	99,896
Less: Write down in inventories	(866)	(9,211)

	114,781	90,685

The carrying amounts of inventories of the Group, which are carried at net realisable value, amounted to RMB 7,216 (2008: RMB 53,551) at December 31, 2009.

23  ACCOUNTS RECEIVABLE

	December 31,	December 31,
	2009	2008
	RMB	RMB

Accounts receivable	30,909	19,233
Less: Provision for impairment of receivables	(2,124)	(2,423)

	28,785	16,810

The aging analysis of accounts receivable at December 31, 2009 and December 31, 2008 is as follows:

	December 31,	December 31,
	2009	2008
	RMB	RMB

Within 1 year	28,579	16,563
Between 1 to 2 years	112	156
Between 2 to 3 years	84	25
Over 3 years	2,134	2,489

	30,909	19,233

The Group offers its customers credit terms up to 180 days.

Movements in the provision for impairment of accounts receivable are as follows:

	2009	2008
	RMB	RMB

At beginning of the year	2,423	2,880
Provision for impairment of accounts receivable	38	36
Receivables written off as uncollectible	(232)	(388)
Reversal of provision for impairment of accounts receivable	(105)	(105)

At end of the year	2,124	2,423

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

24  PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,	December 31,
	2009	2008
	RMB	RMB

Other receivables	8,528	10,122
Advances to suppliers	36,009	37,209

	44,537	47,331
Less: Provision for impairment	(3,741)	(3,943)

	40,796	43,388
Prepaid income taxes	—	—
Value-added tax recoverable	15,663	25,677
Prepaid expenses	421	275
Other current assets	2,715	217

	59,595	69,557

Other receivables consist primarily of taxes other than income tax refunds, subsidies receivable, and receivables for the sale of materials and scrap.

25  NOTES RECEIVABLE

Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and products. All notes receivable are due within one year.

26  CASH AND CASH EQUIVALENTS

The weighted average effective interest rate on bank deposits was 1.46% per annum for the year ended December 31, 2009 (2008: 2.24% per annum).

27  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2009	2008
	RMB	RMB

Trade payables	62,840	38,795
Advances from customers	21,193	13,008
Salaries and welfare payable	5,105	6,377
Accrued expenses	31	20
Dividends payable by subsidiaries to non-controlling shareholders	105	154
Interest payable	1,448	156
Construction fee and equipment cost payables	93,920	79,491
Other payables	20,097	18,779

	204,739	156,780

Other payables consist primarily of customer deposits.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

The aging analysis of trade payables at December 31, 2009 and 2008 is as follows:

	December 31,	December 31,
	2009	2008
	RMB	RMB

Within 1 year	60,420	36,892
Between 1 to 2 years	1,404	1,054
Between 2 to 3 years	505	306
Over 3 years	511	543

	62,840	38,795

28  BORROWINGS

(a)  Short-term borrowings

	December 31,	December 31,
	2009	2008
	RMB	RMB

Bank loans
— secured	1,876	1,841
— unsecured	18,377	25,111
Loans from CNPC and a fellow CNPC subsidiary	54,369	60,819
Short-term financing bills	60,000	—
Other	—	1

	134,622	87,772
Current portion of long-term borrowings	14,229	5,898

	148,851	93,670

(b)  Long-term borrowings

		December 31,	December 31,
	Interest rates and final maturities	2009	2008
		RMB	RMB

Renminbi — denominated borrowings:
Bank loans for the development of oil fields and construction of refining plants	Floating interest rate at 5.35% per annum as of December 31, 2009, with maturities through 2010	100	200
Bank loans for working capital	Majority floating interest rates ranging from 4.86% to 6.23% per annum as of December 31, 2009, with maturities through 2019	7,013	6,409

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

		December 31,	December 31,
	Interest rates and final maturities	2009	2008
		RMB	RMB

Loans from CNPC and a fellow CNPC subsidiary for the development of oil fields and construction of refining plants	Majority floating interest rates ranging from 2.48% to 5.04% per annum as of December 31, 2009, with maturities through 2032	16,262	16,181
Working capital loans from a fellow CNPC subsidiary	Fixed interest rates ranging from 4.32% to 4.90% per annum as of December 31, 2009, with maturities through 2012	760	456
Working capital loans	Majority fixed interest rates ranging from 2.55% to 6.32% per annum as of December 31, 2009, with no fixed repayment terms	44	5
Corporate debenture for the development of oil and gas properties	Fixed interest rates ranging from 3.76% to 4.11% per annum as of December 31, 2009, with maturities through 2013	3,500	3,500
Medium-term notes for the development of oil and gas properties	Fixed interest rates ranging from 2.28% to 3.35% per annum as of December 31, 2009, with maturities through 2014	45,000	—
US Dollar — denominated borrowings:
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from zero to 1.50% per annum as of December 31, 2009, with maturities through 2038	240	278
Bank loans for the development of oil fields and construction of refining plants	Floating interest rates ranging from LIBOR plus 0.50% to LIBOR plus 3.00% per annum as of December 31, 2009, with maturities through 2014	4,577	3,825
Bank loans for working capital	Floating interest rates ranging from LIBOR plus 0.30% to LIBOR plus 2.00% per annum as of December 31, 2009, with maturities through 2014	10,632	2,392

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

		December 31,	December 31,
	Interest rates and final maturities	2009	2008
		RMB	RMB

Loans from a fellow CNPC subsidiary for the development of oil fields and construction of refining plants	Floating interest rates ranging from LIBOR plus 0.30% to 0.40% per annum as of December 31, 2009, with maturities through 2020	2,688	2,691
Loans from fellow CNPC subsidiaries for working capital	Majority floating interest rate at LIBOR plus 1.00% per annum as of December 31, 2009, with maturities through 2015	7,674	851
Loans for the development of oil fields and construction of refining plants	Fixed interest rate at 1.55% per annum as of December 31, 2009, with maturities through 2022	325	352
Loans for working capital	Floating interest rate at 5.00% per annum as of December 31, 2009, with no fixed repayment terms	47	569
Corporate debenture for the development of oil fields and construction of refining plants	Fixed interest rate at 3.00% per annum as of December 31, 2009, with maturities through 2019	295	301
Corporate debenture for the development of oil and gas properties	Fixed interest rate at 9.50% per annum as of December 31, 2009, with maturities through 2011	341	513
Japanese Yen — denominated borrowings:
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rate at 2.42% per annum as of December 31, 2009, with maturities through 2010	10	20
Euro — denominated borrowings:
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from 2.00% to 2.30% per annum as of December 31, 2009, with maturities through 2023	192	207

Total long-term borrowings		99,700	38,750
Less: Current portion of long-term borrowings		(14,229)	(5,898)

		85,471	32,852

For loans denominated in RMB with floating interest rates, the interest rates are re-set annually on the respective anniversary dates based on interest rates announced by the People’s Bank of China. For loans

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

denominated in currencies other than RMB with floating interest rates, the interest rates are re-set quarterly or semi-annually as stipulated in the respective agreements. Other loans represent loans from independent third parties other than banks.

Borrowings of the Group of RMB 1,154 were guaranteed by CNPC and its subsidiaries at December 31, 2009 (2008: RMB 941).

The Group’s borrowings include secured liabilities totalling RMB 7,904 at December 31, 2009 (2008: RMB 3,403). These borrowings are mainly secured over certain of the Group’s notes receivable, inventories, fixed assets, intangible assets, cash and cash equivalents and time deposits with maturities over one year amounting to RMB 8,693(2008:RMB 4,031).

	December 31,	December 31,
	2009	2008
	RMB	RMB

Total borrowings:
— interest free	51	53
— at fixed rates	163,155	85,170
— at floating rates	71,116	41,299

	234,322	126,522

Weighted average effective interest rates:
— bank loans	3.10%	4.20%
— loans from CNPC and fellow CNPC subsidiaries	3.21%	4.32%
— corporate debentures	4.31%	4.51%
— medium-term notes	2.78%	—
— short-term notes	2.01%	—
— other loans	2.22%	3.05%

The carrying amounts and fair values of long-term borrowings are as follows:

	Carrying Amounts
	December 31,	December 31,
	2009	2008
	RMB	RMB

Bank loans	22,764	13,331
Loans from CNPC and fellow CNPC subsidiaries	27,384	20,179
Corporate debentures	4,136	4,314
Medium-term notes	45,000	—
Other	416	926

	99,700	38,750

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

	Fair Values
	December 31,	December 31,
	2009	2008
	RMB	RMB

Bank loans	22,601	13,111
Loans from CNPC and fellow CNPC subsidiaries	27,377	20,179
Corporate debentures	4,146	4,020
Medium-term notes	43,587	—
Other	350	798

	98,061	38,108

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the statement of financial position. Such discount rates ranged from 1.02% to 5.93% per annum as of December 31, 2009 (2008: 1.47% to 7.41%) depending on the type of the borrowings. The carrying amounts of short-term borrowings approximate their fair values.

Maturities of long-term borrowings at the dates indicated below are as follows:

	December 31,	December 31,
Bank Loans	2009	2008
	RMB	RMB

Within one year	8,756	579
Between one to two years	2,996	9,991
Between two to five years	10,668	2,395
After five years	344	366

	22,764	13,331

	December 31,	December 31,
Loans Other than Bank Loans	2009	2008
	RMB	RMB

Within one year	5,473	5,319
Between one to two years	9,216	5,451
Between two to five years	52,153	5,037
After five years	10,094	9,612

	76,936	25,419

29  SHARE CAPITAL

	December 31,	December 31,
	2009	2008
	RMB	RMB

Registered, issued and fully paid:
A shares	161,922	161,922
H shares	21,099	21,099

	183,021	183,021

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

30  RESERVES

	2009	2008
	RMB	RMB

Revaluation Reserve
Beginning balance	79,946	79,946

Ending balance	79,946	79,946
Capital Reserve
Beginning balance	53,362	53,362

Ending balance	53,362	53,362
Statutory Common Reserve Fund (Note a)
Beginning balance	115,466	102,696
Transfer from retained earnings	9,981	12,770

Ending balance	125,447	115,466
Special Reserve-Safety Fund Reserve
Beginning balance	6,750	3,536
Safety fund reserve	1,325	3,214

Ending balance	8,075	6,750
Currency translation differences
Beginning balance	(2,726)	(1,554)
Currency translation differences	(1,460)	(1,172)

Ending balance	(4,186)	(2,726)
Other reserves
Beginning balance	(23,382)	(16,401)
Purchase of non-controlling interest in subsidiaries	(179)	(17)
Acquisition of subsidiaries	(248)	(6,693)
Capital reduction of a subsidiary	—	(61)
Fair value gain/(loss) on available-for-sale financial assets	140	(237)
Capital contribution from non-controlling interest	1,158	—
Other	2	27

Ending balance	(22,509)	(23,382)

	240,135	229,416

(a)	Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to a Statutory Common Reserve Fund (“Reserve Fund”). Appropriation to the Reserve Fund may cease when the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

(b)	According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2009, the Company’s distributable reserve amounted to RMB 358,415 (2008: RMB 316,708).

31  DEFERRED TAXATION

Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 25% at December 31,2009 and 2008 and 33% at December 31,2007.

The movements in the deferred taxation account are as follows:

	Year Ended December 31,
	2009	2008	2007
	RMB	RMB	RMB

At beginning of the year	11,969	20,571	19,979
Transfer to profit and loss (Note 12)	8,611	(8,212)	807
Charge/(credit) to other comprehensive income	38	(67)	87
Acquisition of a subsidiary	991	—	(174)
Currency translation differences	(420)	(364)	(128)
Others	(29)	41	—

At end of the year	21,160	11,969	20,571

Deferred tax balances before offset are attributable to the following items:

	December 31,	December 31,
	2009	2008
	RMB	RMB

Deferred tax assets:
Current:
Receivables and inventories	7,173	9,165
Tax losses of subsidiaries	166	294
Non-current:
Impairment of long-term assets	3,983	4,580
Other	2,379	885

Total deferred tax assets	13,701	14,924

Deferred tax liabilities:
Non-current:
Accelerated tax depreciation	32,348	24,613
Other	2,513	2,280

Total deferred tax liabilities	34,861	26,893

Net deferred tax liabilities	21,160	11,969

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

Deferred tax balances after offset are listed as below:

	December 31,	December 31,
	2009	2008
	RMB	RMB

Deferred tax assets	289	497
Deferred tax liabilities	21,449	12,466

There were no material unrecognised tax losses at December 31, 2009 and 2008.

32  ASSET RETIREMENT OBLIGATIONS

	2009	2008	2007
	RMB	RMB	RMB

At beginning of the year	36,262	24,761	18,481
Liabilities incurred	7,162	10,033	4,818
Consolidation of PetroKazakhstan Inc.	—	—	385
Liabilities settled	(434)	(169)	(110)
Accretion expense (Note 10)	1,943	1,746	1,202
Currency translation differences	(186)	(109)	(15)

At end of the year	44,747	36,262	24,761

Asset retirement obligations relate to oil and gas properties (Note 16).

33  PENSIONS

The Group participates in various employee retirement benefit plans (Note 3(t)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2009 amounted to RMB 8,437 (2008: RMB 6,997, 2007: RMB 5,754).

34  CONTINGENT LIABILITIES

(a)  Bank and other guarantees

At December 31, 2009, borrowings of associates of RMB 21 (2008: RMB 43) from China Petroleum Finance Company Limited (“CP Finance”, a subsidiary of CNPC) were guaranteed by the Group. The Group had contingent liabilities in respect of the guarantees from which it is anticipated that no material liabilities will arise.

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

(c)  Legal contingencies

Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

(d)  Leasing of roads, land and buildings

As at December 31, 2009, CNPC is still in the process of completing the process of obtaining the formal land use right certificates, necessary governmental procedures for the requisition of collectively-owned land on which gas stations are located and building ownership certificates for buildings transferred to the Group under the Restructuring Agreement entered into between the Company and CNPC in 2000.

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

(e)  Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

35  COMMITMENTS

(a)  Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from 1 to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2009 and 2008 under non-cancellable operating leases are as follows:

	December 31,	December 31,
	2009	2008
	RMB	RMB

No later than one year	4,071	3,634
Later than one year and no later than five years	12,478	12,492
Later than five years	77,385	78,970

	93,934	95,096

(b)  Capital commitments

At December 31, 2009, the Group’s capital commitments contracted but not provided for were RMB 56,657 (2008: RMB 22,719).

(c)  Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 752 for the year ended December 31, 2009 (2008: RMB 944).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

Estimated annual payments for the next five years are as follows:

	December 31,	December 31,
	2009	2008
	RMB	RMB

Within one year	1,000	1,000
Between one and two years	1,000	1,000
Between two and three years	1,000	1,000
Between three and four years	1,000	1,000
Between four and five years	1,000	1,000

36  MAJOR CUSTOMERS

The Group’s major customers are as follows:

	2009		2008		2007
		Percentage		Percentage		Percentage
		of total		of total		of Total
	Revenue	revenue	Revenue	revenue	Revenue	revenue
	RMB	%	RMB	%	RMB	%

China Petroleum & Chemical Corporation	67,137	7	57,594	5	50,292	6
CNPC and its subsidiaries	32,437	3	46,645	4	31,325	4

	99,574	10	104,239	9	81,617	10

37  RELATED PARTY TRANSACTIONS

CNPC, the controlling shareholder of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party.

Related parties include CNPC and its subsidiaries, other state-owned enterprises and their subsidiaries which the PRC government has control, joint control or significant influence over and enterprises which the Group is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members.

(a)  Transactions with CNPC and its subsidiaries, associates and jointly controlled entities of the Group

The Group has extensive transactions with other companies in the CNPC and its subsidiaries. Due to these relationships, it is possible that the terms of the transactions between the Group and other members of the CNPC and its subsidiaries are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

The principal related party transactions with CNPC and its subsidiaries, associates and jointly controlled entities of the Group which were carried out in the ordinary course of business, are as follows:

On August 27, 2008, the Company and CNPC entered into a Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”), amending the original Comprehensive Products and Services Agreements and the First Supplemental Agreement and the Second Supplemental Agreement thereto. The Comprehensive Products and Services Agreement provide for a range of products and services which may be required and requested by either party. The products and services to be provided by the CNPC and its subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price.

•	Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 37,448 in the year ended December 31, 2009 (2008: RMB 51,714, 2007: RMB 49,662).

•	Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 7,128 in the year ended December 31, 2009 (2008: RMB 9,300, 2007: RMB 3,418).

•	Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 199,826 in the year ended December 31, 2009 (2008: RMB 204,670, 2007: RMB 169,755).

•	Purchase of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 2,327 in the year ended December 31, 2009 (2008: RMB 3,576, 2007: RMB 2,404).

•	Amounts due from and to CNPC and its subsidiaries, associates and jointly controlled entities of the Group included in the following accounts captions are summarised as follows:

	December 31,	December 31,
	2009	2008
	RMB	RMB

Accounts receivable	3,780	4,737
Prepayments and other receivables	16,548	15,816
Accounts payable and accrued liabilities	57,076	42,121

•	Interest income represents interests from deposits placed with CP Finance. The total interest income amounted to RMB 143 in the year ended December 31, 2009 (2008: RMB 114, 2007: RMB 159). The balance of deposits at 31 December 2009 was RMB 10,433 (2008: RMB 8,424).

•	Purchases of financial service principally represent interest charged on the loans from CNPC and fellow CNPC subsidiaries, insurance fee, etc. The total amount of these transactions amounted to RMB 3,541 in the year ended December 31, 2009 (2008: RMB 1,623, 2007: RMB 1,388). Information on loans from related parties are included in Note 28.

On March 10, 2000, the Company and CNPC entered into a Land Use Rights Leasing Contract. The Land Use Rights Leasing Contract provides for the lease of 42,476 parcels of land to the business units of the Group with an aggregate area of approximately 1,145 million square meters of land located throughout the PRC for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after every 10 years, be adjusted by agreement between the Company and CNPC.

On March 10, 2000, the Company and CNPC entered into a Buildings Leasing Contract. Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC were leased at an aggregate annual fee of RMB 39 for a term of 20 years. The Company also entered into a Supplemental Buildings Leasing Agreement with CNPC on September 26, 2002, which became effective on January 1, 2003 to lease additional 404 buildings covering 442,730 square meters at an annual rental of approximately RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Buildings Leasing Agreement.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

(b)  Key management compensation

	Year Ended December 31
	2009	2008	2007
	RMB’000	RMB’000	RMB’000

Emoluments and other benefits	9,885	10,581	10,273
Contribution to retirement benefit scheme	479	444	345

	10,364	11,025	10,618

(c)  Transactions with other state-controlled entities in the PRC

Apart from transactions with CNPC and its subsidiaries, associates and jointly controlled entities of the Group, the Group has transactions with other state-controlled entities include but not limited to the following:

•  Sales and purchases of goods and services,

•  Purchases of assets,

•  Lease of assets; and

•  Bank deposits and borrowings

These transactions are conducted in the ordinary course of business.

38  SEGMENT INFORMATION

With effect from January 1, 2009, the Group has redefined its operating segments as follows:

•  The businesses of refining of crude oil and petroleum products and the production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products have been combined to form a new Refining and Chemicals segment.

•  The marketing of refined products and trading businesses are now included in a new Marketing segment.

The Group is principally engaged in a broad range of petroleum related products, services and activities. From a products and services perspective and pursuant to the above re-segmentation, the Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. Comparative amounts have been restated to reflect the re-segmentation. Additionally, the Group has presented geographical information based on entities located in regions with similar risk profile.

The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.

The Marketing segment is engaged in the marketing of refined products and the trading of crude oil and petrochemical products.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

The Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

Sales between operating segments are conducted principally at market prices. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources.

The accounting policies of the operating segments are the same as those described in Note 3 — “Summary of Principal Accounting Policies”.

The segment information for the operating segments for the years ended December 31, 2009, 2008 and 2007 is as follows:

	Exploration	Refining		Natural
	and	and		Gas and
Year Ended December 31, 2009	Production	Chemicals	Marketing	Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Turnover	405,326	501,300	768,295	77,658	1,372	1,753,951
Less: intersegment sales	(308,649)	(381,522)	(35,489)	(8,756)	(260)	(734,676)

Turnover from external customers	96,677	119,778	732,806	68,902	1,112	1,019,275

Depreciation, depletion and amortisation	(64,595)	(11,824)	(7,088)	(7,694)	(1,058)	(92,259)
Profit/(loss) from operations	105,019	17,308	13,265	19,046	(11,194)	143,444
Finance costs:
Exchange gain						552
Exchange loss						(1,335)
Interest income						1,459
Interest expense						(5,272)

Total net finance costs						(4,596)

Share of profit of associates and jointly controlled entities	590	53	519	8	14	1,184

Profit before income tax expense						140,032
Income tax expense						(33,473)

Profit for the year						106,559

Segment assets	756,122	256,040	237,534	198,774	1,095,827	2,544,297
Other assets						289
Investments in associates and jointly controlled entities	22,183	579	5,393	68	—	28,223
Elimination of intersegment balances(a)						(1,122,521)

Total assets						1,450,288

Segment capital expenditure and acquisition
— Capital expenditure	129,017	42,558	18,174	74,754	2,333	266,836
— Acquisition (Note 21)	—	—	15,296	—	—	15,296

						282,132

Segment liabilities	280,573	98,590	142,254	92,538	357,107	971,062
Other liabilities						56,412
Elimination of intersegment balances(a)						(484,887)

Total liabilities						542,587

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

	Exploration	Refining		Natural
	and	and		Gas and
Year Ended December 31, 2008	Production	Chemicals	Marketing	Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Turnover	626,367	560,729	778,141	63,315	1,418	2,029,970
Less: intersegment sales	(500,522)	(396,410)	(53,557)	(6,706)	(171)	(957,366)

Turnover from external customers	125,845	164,319	724,584	56,609	1,247	1,072,604

Depreciation, depletion and amortisation	(58,927)	(22,796)	(5,871)	(6,310)	(855)	(94,759)
Profit/(loss) from operations	240,470	(93,830)	7,982	16,057	(11,108)	159,571
Finance costs:
Exchange gain						1,774
Exchange loss						(2,855)
Interest income						2,277
Interest expense						(3,044)

Total net finance costs						(1,848)

Share of profit/(loss) of associates and jointly controlled entities	4,561	(609)	314	5	19	4,290

Profit before income tax expense						162,013
Income tax expense						(35,211)

Profit for the year						126,802

Segment assets	662,454	290,758	197,950	121,368	973,128	2,245,658
Other assets						497
Investments in associates and jointly controlled entities	24,021	1,686	3,074	20	49	28,850
Elimination of intersegment balances(a)						(1,078,770)

Total assets						1,196,235

Segment capital expenditure	157,194	30,619	4,974	36,848	2,742	232,377
Segment liabilities	264,230	70,879	132,340	53,294	334,972	855,715
Other liabilities						27,667
Elimination of intersegment balances(a)						(534,987)

Total liabilities						348,395

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

	Exploration	Refining		Natural
	and	and		Gas and
Year Ended December 31, 2007	Production	Chemicals	Marketing	Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Turnover	473,117	481,726	584,115	50,066	1,718	1,590,742
Less: intersegment sales	(378,888)	(330,281)	(36,773)	(6,610)	(648)	(753,200)

Turnover from external customers	94,229	151,445	547,342	43,456	1,070	837,542

Depreciation, depletion and amortisation	(43,731)	(11,504)	(5,615)	(5,926)	(647)	(67,423)
Profit/(loss) from operations	207,749	(23,659)	10,810	12,495	(6,378)	201,017
Finance costs:
Exchange gain						1,808
Exchange loss						(2,559)
Interest income						2,101
Interest expense						(3,673)

Total net finance costs						(2,323)

Share of profit of associates and jointly controlled entities	5,908	463	55	2	17	6,445

Profit before income tax expense						205,139
Income tax expense						(49,802)

Profit for the year						155,337

Segment assets	558,589	212,179	151,758	80,252	819,153	1,821,931
Other assets						307
Investments in associates and jointly controlled entities	21,069	2,279	2,734	17	68	26,167
Elimination of intersegment balances(a)						(778,794)

Total assets						1,069,611

Segment capital expenditure	135,351	21,499	13,212	11,003	1,613	182,678
Segment liabilities	227,965	75,155	98,023	39,790	188,774	629,707
Other liabilities						43,792
Elimination of intersegment balances(a)						(386,607)

Total liabilities						286,892

Geographical information

	Turnover			Non-Current Assets(b)
Year Ended December 31,	2009	2008	2007	2009	2008	2007
	RMB	RMB	RMB	RMB	RMB	RMB

Mainland China	790,748	824,703	716,134	1,073,865	902,370	765,571
Other	228,527	247,901	121,408	78,078	63,878	60,057

	1,019,275	1,072,604	837,542	1,151,943	966,248	825,628

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.

(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Amounts in millions unless otherwise stated)

39  EVENTS AFTER THE REPORTING PERIOD

On February 5, 2010, the Company issued the first tranche of medium-term notes for the year 2010 amounting to RMB 11 billion for a term of 7 years at an interest rate of 4.60% per annum.

On May 15, 2010, the Company issued the second tranche of medium-term notes for the year 2010 amounting to RMB 20 billion for a term of 7 years (with an option to determine the interest rate for the issuer and a put option for the investors in these notes at the end of the 5th year) at an interest rate of 3.97% per annum.

On May 19, 2010, the Company issued the third tranche of medium-term notes for the year 2010 amounting to RMB 20 billion for a term of 5 years at an interest rate of 3.97% per annum.

40  APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on March 25, 2010 and were approved by shareholders at the Annual General Meeting held on May 20, 2010.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

In accordance with the Accounting Standards Update 2010-03 Extractive Activities — Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (an update of Accounting Standards Codification Topic 932 Extractive Activities — Oil and Gas or “ASC 932”) issued by the Financial Accounting Standards Board and corresponding disclosure requirements of the U.S. Securities and Exchange Commission, this section provides supplemental information on oil and gas producing activities of the Company and its subsidiaries (the “Group”) and also the Group’s investments that are accounted for using the equity method of accounting.

The supplemental information presented below covers the Group’s proved oil and gas reserves estimates, historical cost information pertaining to capitalised costs, costs incurred for property acquisitions, exploration and development activities, result of operations for oil and gas producing activities, standardised measure of estimated discounted future net cash flows and changes in estimated discounted future net cash flows.

The “Other” geographic area includes oil and gas producing activities principally in countries such as Kazakhstan, Venezuela and Indonesia. As the Group does not have significant reserves held through its investments accounted for using the equity method, information presented in relation to these equity method investments are presented in the aggregate.

Proved Oil and Gas Reserve Estimates

Proved oil and gas reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgment. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves.

Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered:

a. Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

b. Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

Proved reserve estimates as of December 31, 2009, 2008 and 2007 were based on reports prepared by DeGolyer and MacNaughton and Gaffney, Cline & Associates, independent engineering consultants.

Estimated quantities of net proved crude oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

	Crude Oil and		Total
	Condensate	Natural Gas	— All Products
	(Millions	(Billions	(Million barrels of
	of barrels)	of cubic feet)	oil equivalent)

Proved developed and undeveloped reserves
The Group
Reserves at December 31, 2006	11,618	53,469	20,529
Changes resulting from:
Revisions of previous estimates	84	(1,062)	(93)
Improved recovery	79	—	79
Extensions and discoveries	764	6,331	1,819
Production	(839)	(1,627)	(1,110)

Reserves at December 31, 2007	11,706	57,111	21,224
Changes resulting from:
Revisions of previous estimates	(574)	(637)	(680)
Improved recovery	75	—	75
Extensions and discoveries	885	6,579	1,982
Production	(871)	(1,864)	(1,181)

Reserves at December 31, 2008	11,221	61,189	21,420
Changes resulting from:
Revisions of previous estimates	(192)	(1,273)	(405)
Improved recovery	73	—	73
Extensions and discoveries	1,005	5,440	1,911
Production	(844)	(2,112)	(1,196)

Reserves at December 31, 2009	11,263	63,244	21,803

Proved developed reserves at:
December 31, 2007	9,047	26,047	13,388
December 31, 2008	8,324	26,667	12,769
December 31, 2009	7,871	30,949	13,029
Proved undeveloped reserves at:
December 31, 2007	2,659	31,064	7,836
December 31, 2008	2,897	34,522	8,651
December 31, 2009	3,392	32,295	8,774
Equity method investments
Share of proved developed and undeveloped reserves of associates and jointly controlled entities
December 31, 2007	141	79	154
December 31, 2008	372	65	383
December 31, 2009	310	50	319

At December 31, 2009, total proved developed and undeveloped reserves of the Group and equity method investments is 22,122 million barrels of oil equivalent (2008: 21,803, 2007: 21,378), comprising 11,573 million

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

barrels of crude oil and condensate (2008: 11,593, 2007: 11,847) and 63,294.4 billions of cubic feet of natural gas (2008: 61,254.2, 2007: 57,189.6).

At December 31, 2009, 10,516 million barrels (2008: 10,576, 2007: 11,062) of crude oil and condensate and 62,376.9 billion cubic feet (2008: 60,246.7, 2007: 56,510.0) of natural gas proved developed and undeveloped reserves of the Group are located within Mainland China, and 747 million barrels (2008: 645, 2007: 644) of crude oil and condensate and 866.9 billion cubic feet (2008: 942.6, 2007: 601.0) of natural gas proved developed and undeveloped reserves of the Group are located overseas.

Capitalised Costs

	December 31,	December 31,
	2009	2008
	RMB	RMB

The Group
Property costs and producing assets	666,644	592,122
Support facilities	222,205	197,919
Construction-in-progress	61,581	59,078

Total capitalised costs	950,430	849,119
Accumulated depreciation, depletion and amortisation	(369,437)	(317,233)

Net capitalised costs	580,993	531,886

Equity method investments
Share of net capitalised costs of associates and jointly controlled entities	13,020	17,237

Costs Incurred for Property Acquisitions, Exploration and Development Activities

	Year Ended December 31, 2009
	Mainland
	China	Other	Total
	RMB	RMB	RMB

The Group
Property acquisition and exploration costs	29,786	2,949	32,735
Development costs	94,130	5,977	100,107

Total	123,916	8,926	132,842

Equity method investments
Share of costs of property acquisition, exploration and development of associates and jointly controlled entities	—	1,620	1,620

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

	Year Ended December 31, 2008
	Mainland
	China	Other	Total
	RMB	RMB	RMB

The Group
Property acquisition and exploration costs	34,773	2,895	37,668
Development costs	117,772	7,083	124,855

Total	152,545	9,978	162,523

Equity method investments
Share of costs of property acquisition, exploration and development of associates and jointly controlled entities	—	4,003	4,003

	Year Ended December 31, 2007
	Mainland
	China	Other	Total
	RMB	RMB	RMB

The Group
Property acquisition and exploration costs	35,070	1,350	36,420
Development costs	90,427	6,022	96,449

Total	125,497	7,372	132,869

Equity method investments
Share of costs of property acquisition, exploration and development of associates and jointly controlled entities	—	2,798	2,798

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

Results of Operations for Oil and Gas Producing Activities

	Year Ended December 31, 2009
	Mainland
	China	Other	Total
	RMB	RMB	RMB

The Group
Sales and other operating revenues
Sales to third parties	62,799	33,878	96,677
Intersegment sales	259,847	404	260,251

	322,646	34,282	356,928
Production costs excluding taxes	(68,236)	(4,355)	(72,591)
Exploration expenses	(18,426)	(972)	(19,398)
Depreciation, depletion and amortisation	(53,018)	(4,005)	(57,023)
Taxes other than income taxes	(31,210)	(9,660)	(40,870)
Accretion expense	(1,787)	(156)	(1,943)
Income taxes	(30,196)	(3,783)	(33,979)

Results of operations from producing activities	119,773	11,351	131,124

Equity method investments
Share of profit for producing activities of associates and jointly controlled entities	—	3,326	3,326

Total of the Group and equity method investments results of operations for producing activities	119,773	14,677	134,450

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

	Year Ended December 31, 2008
	Mainland
	China	Other	Total
	RMB	RMB	RMB

The Group
Sales and other operating revenues
Sales to third parties	72,218	52,169	124,387
Intersegment sales	431,203	2,181	433,384

	503,421	54,350	557,771
Production costs excluding taxes	(69,469)	(5,410)	(74,879)
Exploration expenses	(20,868)	(1,011)	(21,879)
Depreciation, depletion and amortisation	(47,295)	(3,532)	(50,827)
Taxes other than income taxes	(99,970)	(5,843)	(105,813)
Accretion expense	(1,607)	(139)	(1,746)
Income taxes	(52,718)	(9,604)	(62,322)

Results of operations from producing activities	211,494	28,811	240,305

Equity method investments
Share of profit for producing activities of associates and jointly controlled entities	—	9,872	9,872

Total of the Group and equity method investments results of operations for producing activities	211,494	38,683	250,177

	Year Ended December 31, 2007
	Mainland
	China	Other	Total
	RMB	RMB	RMB

The Group
Sales and other operating revenues
Sales to third parties	65,709	27,331	93,040
Intersegment sales	339,436	—	339,436

	405,145	27,331	432,476
Production costs excluding taxes	(60,354)	(2,903)	(63,257)
Exploration expenses	(19,703)	(1,253)	(20,956)
Depreciation, depletion and amortisation	(34,893)	(2,129)	(37,022)
Taxes other than income taxes	(56,081)	(473)	(56,554)
Accretion expense	(1,108)	(94)	(1,202)
Income taxes	(51,487)	(6,758)	(58,245)

Results of operations from producing activities	181,519	13,721	195,240

Equity method investments
Share of profit for producing activities of associates and jointly controlled entities	—	5,244	5,244

Total of the Group and equity method investments results of operations for producing activities	181,519	18,965	200,484

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

Standardised Measure of Discounted Future Net Cash Flows

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2009, 2008 and 2007 is as follows:

RMB

The Group
At December 31, 2009
Future cash inflows from sales of oil and gas	5,045,994
Future production costs	(1,628,794)
Future development costs	(479,912)
Future income tax expense	(615,290)

Future net cash flows	2,321,998
Discount at 10% for estimated timing of cash flows	(1,244,183)

Standardised measure of discounted future net cash flows	1,077,815

RMB

The Group
At December 31, 2008
Future cash inflows from sales of oil and gas	4,426,893
Future production costs	(1,521,416)
Future development costs	(381,498)
Future income tax expense	(522,158)

Future net cash flows	2,001,821
Discount at 10% for estimated timing of cash flows	(1,046,896)

Standardised measure of discounted future net cash flows	954,925

RMB

The Group
At December 31, 2007
Future cash inflows from sales of oil and gas	8,714,483
Future production costs	(3,049,226)
Future development costs	(437,946)
Future income tax expense	(1,569,898)

Future net cash flows	3,657,413
Discount at 10% for estimated timing of cash flows	(1,835,343)

Standardised measure of discounted future net cash flows	1,822,070

At December 31, 2009, RMB 1,041,228 (2008: RMB 924,623, 2007: RMB 1,709,411) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located within mainland China and RMB 36,587 (2008: RMB 30,302, 2007: RMB 112,659) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located overseas.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

Share of standardised measure of discounted future net cash flows of associates and jointly controlled entities:

December 31, 2009	26,457
December 31, 2008	17,912
December 31, 2007	33,543

Future net cash flows were estimated using prices used in estimating the Group’s proved oil and gas reserves and year-end costs, and currently enacted tax rates related to existing proved oil and gas reserves.

Changes in Standardised Measure of Discounted Future Net Cash Flows

Changes in the standardised measure of discounted net cash flows for the Group for each of the years ended December 31, 2009, 2008 and 2007 are as follows:

	Year Ended December 31
	2009	2008	2007
	RMB	RMB	RMB

The Group
Beginning of the year	954,925	1,822,070	1,155,345
Sales and transfers of oil and gas produced, net of production costs	(242,363)	(375,269)	(309,269)
Net changes in prices and production costs and other	171,170	(1,448,443)	804,330
Extensions, discoveries and improved recovery	150,846	139,058	256,476
Development costs incurred	(8,488)	67,673	(39,031)
Revisions of previous quantity estimates	(31,516)	(46,105)	(3,567)
Accretion of discount	120,396	260,643	171,389
Net change in income taxes	(37,155)	535,298	(213,603)

End of the year	1,077,815	954,925	1,822,070