Form 20-F
period 2010-12-31
PETROCHINA CO LTD
filed 2011-05-10
CIK 1108329

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010.
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
Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
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
Yes ☐      No ☐

*	PetroChina’s H Shares are listed and traded on The Stock Exchange of Hong Kong Limited.
**	Not for trading, but only in connection with the registration of American Depository Shares.
***	PetroChina’s A Shares became listed on the Shanghai Stock Exchange on November 5, 2007.
****	Includes 1,862,364,900 H Shares represented by American Depositary Shares.

CERTAIN TERMS AND CONVENTIONS

Conventions Which Apply to this Annual Report

Unless the context otherwise requires, references in this annual report to:

•	“CNPC” or “CNPC group” are to our parent, China National Petroleum Corporation and its affiliates and subsidiaries, excluding PetroChina, its subsidiaries and its interests in long-term investments, and where the context refers to any time prior to the establishment of CNPC, those entities and businesses which were contributed to CNPC upon its establishment.

•	“PetroChina”, “we”, “our”, “our company”, “the company” and “us” are to PetroChina Company Limited, a joint stock company incorporated in the People’s Republic of China with limited liability and its subsidiaries and branch companies.

•	“PRC” or “China” is to the People’s Republic of China, but does not apply to Hong Kong, Macau or Taiwan for purposes of this annual report.

We publish our consolidated financial statements in Renminbi or RMB. In this annual report, IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.

In December 2008, the United States Securities and Exchange Commission (the “SEC” or the “Commission”) announced that it had approved revisions designed to modernize the oil and gas company reserves reporting requirements. The revisions became effective on January 1, 2010. For purposes of this annual report, the oil and gas reserve disclosure rules prior to the effectiveness of the revisions are referred to herein as the “old SEC reserve rules.” The new oil and gas reserve disclosure rules that became effective on January 1, 2010 are referred to herein as the “new SEC reserve rules.” Our reserve-related disclosure as of and for the year ended December 31, 2008 complies with the old SEC reserve rules. Our reserve-related disclosure as of and for the years ended December 31, 2009 and 2010 complies with the new SEC reserve rules.

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

“water cut”	For a given oil region, the percentage that water constitutes of all fluids extracted from all wells in that region.

References to:

•	BOE is to barrels-of-oil equivalent;

•	Mcf is to thousand cubic feet; and

•	Bcf is to billion cubic feet.

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future and are beyond our control. The forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in this annual report and the following:

•	fluctuations in crude oil and natural gas prices;

•	failure to achieve continued exploration success;

•	failures or delays in achieving production from development projects;

•	continued availability of capital and financing;

•	acquisitions and other business opportunities that we may pursue;

•	general economic, market and business conditions, including volatility in interest rates, changes in foreign exchange rates and volatility in commodity markets;

•	liability for remedial actions under environmental regulations;

•	the actions of competitors;

•	wars and acts of terrorism or sabotage;

•	changes in policies, laws or regulations of the PRC, including changes in applicable tax rates;

•	the other changes in global economic and political conditions affecting the production, supply and demand and pricing of crude oil, refined products, petrochemical products and natural gas; and

•	the other risk factors discussed in this annual report and other factors beyond our control.

You should not place undue reliance on any forward-looking statements.

PART I

ITEM 1 —	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable. However, see “Item 6 — Directors, Senior Management and Employees — Directors, Senior Management and Supervisors” and “Item 16C — Principal Accountant Fees and Services”.

ITEM 2 —	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 —	KEY INFORMATION

Exchange Rates

The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each month during the previous six months and the most recent practicable date:

	Noon Buying Rate(1)
	High	Low
	(RMB per US$)

November 2010	6.6892	6.6330
December 2010	6.6745	6.6000
January 2011	6.6364	6.5809
February 2011	6.5965	6.5520
March 2011	6.5743	6.5483
April 2011	6.5477	6.4900
May 2011 (ending as of May 6, 2011)	6.4955	6.4920

(1)	The exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

Average Noon Buying Rates(1)

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2006, 2007, 2008, 2009 and 2010, calculated by averaging the noon buying rates on the last day of each month during the relevant year:

Average Noon
Buying Rate
(RMB per US$)

2006	7.9579
2007	7.5806
2008	6.9193
2009	6.8295
2010	6.7603

(1)	For periods prior to January 1, 2009, the exchange rates reflect the noon buying rates as reported by the Federal Reserve Bank of New York. For periods after January 1, 2009, the exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

Selected Financial Data

Historical Financial Information

You should read the selected historical financial data set forth below in conjunction with the consolidated financial statements of PetroChina and their notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected historical income statement and cash flow data for the years ended December 31, 2008, 2009 and 2010 and the selected historical statement of financial position data as of December 31, 2009 and 2010 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected historical income statement data and cash flow data for the years ended December 31, 2006 and 2007 and the selected statement of financial position data as of December 31, 2006, 2007 and 2008 set forth below are derived from our audited financial statements not included in this annual report. Our consolidated financial statements were prepared in accordance with IFRS as issued by the International Accounting Standards Board. The financial information included in this section may not necessarily reflect our results of operations, financial position and cash flows in the future.

	As at or For the Year Ended December 31,(1)
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB
	(In millions, except for per share and per ADS data)

Turnover	691,448	837,542	1,072,604	1,019,275	1,465,415
Total operating expenses	(491,424)	(636,525)	(913,033)	(875,831)	(1,277,638)
Profit from operations	200,024	201,017	159,571	143,444	187,777
Profit before income tax expense	200,802	205,139	162,013	140,032	189,305
Income tax expense	(50,615)	(49,802)	(35,211)	(33,473)	(38,513)
Profit for the year	150,187	155,337	126,802	106,559	150,792
Profit for the year attributable to owners of the parent company	143,498	146,796	114,453	103,387	139,992
Non-controlling interest	6,689	8,541	12,349	3,172	10,800
Basic and diluted earnings per share for profit attributable to owners of the parent company(2)	0.80	0.82	0.63	0.56	0.76
Basic and diluted net earnings per ADS(5)	80.16	81.69	62.54	56.49	76.49
Total current assets	165,778	235,902	224,946	294,383	286,392
Total non-current assets	714,509	833,709	971,289	1,155,905	1,370,095
Total assets	880,287	1,069,611	1,196,235	1,450,288	1,656,487
Total current liabilities	181,993	200,150	265,651	388,553	429,736

	As at or For the Year Ended December 31,(1)
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB
	(In millions, except for per share and per ADS data)

Total non-current liabilities	75,675	86,742	82,744	154,034	216,622
Total liabilities	257,668	286,892	348,395	542,587	646,358
Equity attributable to owners of the parent company	590,414	738,246	790,910	847,223	938,926
Non-controlling interest	32,205	44,473	56,930	60,478	71,203
Total equity	622,619	782,719	847,840	907,701	1,010,129
Other Financial Data
Dividend per share	0.36	0.36	0.28	0.25	0.34
Dividend per ADS	35.75	36.25	28.14	25.42	34.42
Capital expenditures	149,493	182,678	232,377	266,836	276,212
Net cash flows from operating activities	202,701	207,633	172,465	261,972	310,686
Net cash flows used for investing activities	(159,065)	(183,656)	(211,797)	(261,453)	(291,192)
Net cash flows from/used in financing activities	(75,385)	(5,838)	3,777	53,077	(60,944)
Net cash flows from operating activities per share (RMB)(3)	1.13	1.16	0.94	1.43	1.70
Net cash flows from operating activities per ADS (RMB)(5)	113.23	115.56	94.23	143.14	169.75
Net assets per share attributable to owners of the parent company (RMB)(4)	3.30	4.03	4.32	4.63	5.13
Net assets per ADS attributable to owners of the parent company (RMB)(5)	329.80	403.37	432.14	462.91	513.02
Return on net assets(%)	24.3	19.9	14.5	12.2	14.9

(1)	Due to business combinations under common control completed in 2008 and 2009, the relevant financial statements of the company have been restated in a manner identical to a pooling of interests to reflect the acquisitions.

(2)	As at December 31, 2006, basic and diluted earnings per share were calculated by dividing the net profit with the number of shares issued for this financial year of 179.021 billion. As at December 31, 2007, basic and diluted earnings per share were calculated by dividing the net profit with the weighted average number of shares issued for this financial year of 179.700 billion. As at December 31, 2008, 2009 and 2010 respectively, basic and diluted earnings per share were calculated by dividing the net profit with the number of shares issued for each of these financial years of 183.021 billion.

(3)	As at December 31, 2006, cash flows from operating activities per share were calculated by dividing the cash flows from operating activities with the number of shares issued for this financial year of 179.021 billion. As at December 31, 2007, cash flows from operating activities per share were calculated by dividing the cash flows from operating activities with the weighted average number of shares issued for this financial year of 179.700 billion. As at December 31, 2008, 2009 and 2010 respectively, cash flows from operating activities per share were calculated by dividing the cash flows from operating activities with the number of shares issued for each of these financial years of 183.021 billion.

(4)	As at December 31, 2006, net asset per share were calculated by dividing the shareholders’ equity with the number of shares issued for each of these financial years of 179.021 billion. As at December 31, 2007, 2008, 2009 and 2010 respectively, net asset per share was calculated by dividing the shareholders’ equity with the number of shares issued for each of these financial years of 183.021 billion.

(5)	Each ADS represents 100 H Shares. The basic and diluted earnings per ADS were calculated with the same method as that used for the calculation of the basic and diluted earnings per share. The cash flows from operating activities per ADS were calculated with the same method as that used for the calculation of the basic and diluted earnings per share. Net assets per ADS attributable to owners of the parent company per ADS were calculated with the same method as that used for the calculation of the net assets per share attributable to owners of the parent company.

Risk Factors

Our business is primarily subject to various changing competitive, economic and social conditions in the PRC. Such changing conditions entail certain risks, which are described below.

Risks Related to Macro-economic Conditions

The global financial crisis and economic downturn have adversely affected economies and businesses around the world, including in China. Due to the global economical downturn and a decrease in consumer demand, the economic situation in China was severe in the second half of 2008 and in 2009. This change in the macro-economic conditions had an adverse impact on our business and operations. In 2010, China’s economy improved significantly, but the risk of inflation became more prominent. The uncertainties in the global financial and economic environment still exist and oil and gas prices can be very volatile, influenced by changes in supply and demand. These uncertainties may impact China’s macro-economic environment, which in turn may affect our results of operations, financial condition and business prospect.

Risks Related to Competition

The oil, gas and petrochemicals industries are highly competitive. There is strong competition, both within the oil and gas industry and with other industries, in supplying the fuel needs of commercial, industrial and residential markets. Competition puts pressure on product prices, affects oil products marketing and requires continuous management focus on reducing unit costs and improving efficiency. The implementation of our growth strategy requires continued technological advances and innovation, including advances in exploration, production, refining, petrochemicals manufacturing technology and advances in technology related to energy usage. Our performance could be impeded if competitors developed or acquired intellectual property rights to technology that we required or if our innovation lagged the industry.

The eastern and southern regions of China have a higher demand for refined products and chemical products than the western and northern regions. Most of our refineries and chemical plants are located in the western and northern regions of China. We incur relatively higher transportation costs for delivery of our refined products and chemical products to certain areas of the eastern and southern regions from our refineries and chemical plants in western and northern China. While we continue to expand the sales of these products in the eastern and southern regions of China, we face strong competition from China Petroleum and Chemical Corporation, or Sinopec, and China National Offshore Oil Corporation, or CNOOC. As a result, we expect that we will continue to encounter difficulty in increasing our sales of refined products and chemical products in these regions.

Risks Related to Governmental, Legal and Political Factors

We are subject to various political, legal and regulatory environments in foreign countries where we operate, some of which are known to be unstable and differ in certain significant respects from those prevailing in developed countries. In addition, CNPC, our controlling shareholder, may choose to undertake, without our involvement, overseas investments and operations in the oil and gas industry, including exploration and production of oil and gas, refining and Liquefied Natural Gas (LNG) projects. CNPC’s overseas asset portfolio includes oil and gas development projects in Iran, Sudan, Cuba and Syria, which are on the sanction list published and administrated by the Office of Foreign Assets Control, or OFAC, of the U.S. Department of Treasury. Certain U.S.-based investors may not wish to invest, and have proposed or adopted divestment or similar initiatives regarding investments, in companies that do business with countries on OFACs sanction list. These investors may not wish to invest, and may divest their investment, in us because of our relationship with CNPC and its investments and activities in those OFAC sanctioned countries. As a result, the trading prices of our ADSs may be materially and adversely affected.

Our operations, like those of other PRC oil and gas companies, are subject to extensive regulations and control by the PRC government. These regulations and control affect many material aspects of our operations, such as exploration and production licensing, industry-specific and product-specific taxes and fees and environmental and safety standards. As a result, we may face significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability. Our business may also be adversely affected by future changes in certain policies of the PRC government with respect to the oil and gas industry. For example, since March 26, 2006, we have been subject to a crude oil special gain levy imposed by the PRC government. On June 1, 2010, the Ministry of Finance and the State Administration of Taxation jointly promulgated a new resource tax regulation for the extraction of crude oil and natural gas. Pursuant to this regulation, effective from June 1, 2010, the resource tax payable by the resource tax payers in connection with their extraction of crude oil and natural gas in Xinjiang shall be collected based on value instead of volume. As of December 1, 2010, such new resource tax regulation applied to 12 provinces and regions in western China. In the future, if the Ministry of Finance and the State Administration of Taxation promulgate similar regulations applicable to any other provinces or regions in China, our results of operations may be adversely affected.

Currently, the PRC government must approve the construction and major renovation of significant refining and petrochemical facilities as well as the construction of significant crude oil, natural gas and refined product pipelines and storage facilities. We presently have several significant projects pending approval from the relevant government authorities and will need approvals from the relevant government authorities in connection with many other significant projects. We do not have control over the timing and outcome of the final project approvals.

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

Risks Related to Controlling Shareholder

As of December 31, 2010, CNPC beneficially owned approximately 86.292% of our share capital. This ownership percentage enables CNPC to elect our entire board of directors without the concurrence of any of our other shareholders. Accordingly, CNPC is in a position to:

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

Risks Related to Pricing and Exchange Rate

Our operations are affected by the volatility of prices for crude oil, refined products and natural gas. We and Sinopec set our crude oil median prices monthly based on the Singapore trading prices for crude oil. On December 18, 2008, the PRC government further modified this mechanism by linking the domestic prices of refined oil products to a number of factors, including international market prices, average domestic processing cost, tax, selling expenses and appropriate profit margin. Historically, international prices for crude oil and refined products have fluctuated widely in response to changes in many factors, such as global and regional economic and political developments, and global and regional supply and demand for crude oil and refined products. We do not have, and will not have, control over the factors affecting international prices for crude oil and refined products. A decline in crude oil prices will reduce our crude oil revenues derived from external customers. If crude oil prices remain at a low level for a prolonged period, our company has to determine and estimate whether our oil and gas assets may suffer impairment losses and, if so, the amount of the impairment losses. An increase in crude oil prices may, however, increase the production costs of refined products. In addition, a decline in refined products prices will reduce our revenue derived from refining operations. An increase in the refined products prices, however, will increase the production costs of chemical products which use refined products as raw materials.

In addition to the adverse effect on our revenues, margins and profitability from any future fall in oil and natural gas prices, a prolonged period of low prices or other indicators would lead to a review for impairment of our oil and gas assets and refining and chemicals assets. Such impairment could have a significant effect on our results of operations in the period in which it occurs.

We receive most of our revenues in Renminbi. A portion of our Renminbi revenues must be converted into other currencies to meet our foreign currency obligations. The existing foreign exchange limitations under the PRC laws and regulations could affect our ability to obtain foreign exchange through debt financing, or to obtain foreign exchange for capital expenditures. The exchange rate of Renminbi against U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government introduced a floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. From July 21, 2005 to December 31, 2010, the value of the Renminbi has appreciated significantly against the U.S. dollar. The appreciation of Renminbi against U.S. dollar may cause a decrease in our exportation of our products.

Risks Related to Environmental Protection and Hazards

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

Significant operating hazards and natural disasters such as earthquake, tsunami and health epidemics may cause partial interruptions to our operations and property and environmental damage that could have an adverse impact on our financial condition.

We maintain insurance coverage against some, but not all, potential losses. We may suffer material losses resulting from uninsurable or uninsured risks or insufficient insurance coverage.

Risks Related to Oil and Gas Reserves

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

Risks Related to New Construction or Expansion

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

Risks Related to Effectiveness of Internal Control Over Financial Reporting

SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Although our management concluded that our internal control over our financial reporting for the fiscal year ended December 31, 2010 was effective, we may discover other deficiencies in the course of our future evaluation of our internal control over our financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADSs, H Shares or A Shares.

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

We are the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the world. We are engaged in a broad range of petroleum and natural gas related activities, including the exploration, development, production and sale of crude oil and natural gas; the refining of crude oil and petroleum products, as well as the production and marketing of basic petrochemical products, derivative chemical products and other chemical products; the marketing and trading of refined oil products; and the transmission of natural gas, crude oil and refined oil products as well as the sale of natural gas.

Currently, substantially all of our crude oil and natural gas reserves and production-related assets are located in China. Our exploration, development and production activities commenced in the early 1950s. Over more than five decades, we have conducted crude oil and natural gas exploration activities in many regions of China. We commenced limited refining activities in the mid-1950s. Our chemicals operations commenced in the early 1950s. In the early 1960s, we began producing ethylene. Our natural gas transmission and marketing activities commenced in Sichuan in southwestern China in the 1950s.

We have increased our efforts to pursue attractive business opportunities outside China as part of our business growth strategy to utilize both domestic and international resources to strengthen our competitiveness. Since 2005, we have acquired interests in various oil and natural gas assets in several countries, which significantly expanded our overseas operations and effectively increased our oil and gas reserves and production volumes. We are currently assessing the feasibility of making further investments in international oil and gas markets. At the same time, we have been gradually increasing the proportion of the imported crude oil. In the year ended December 31, 2010, we imported approximately 359.1 million barrels of crude oil, as compared to 326.5 million barrels and 281.1 million barrels of crude oil in the years ended December 31, 2009 and 2008, respectively.

We were established as a joint stock company with limited liability under the Company Law of the PRC on November 5, 1999 as part of a restructuring in which CNPC transferred to us most of the assets and liabilities of CNPC relating to its exploration and production, refining and marketing, chemicals and natural gas businesses.

On April 7, 2000, we completed a global offering of H Shares and ADSs. In September 2005, we completed a follow-on offering of over 3 billion H Shares at the price of HK$6.00 per share. In October 2007, we issued 4 billion A Shares at an issue price of RMB 16.7 per share. The A Shares were listed on the Shanghai Stock Exchange on November 5, 2007. As of December 31, 2010, CNPC beneficially owned 157,932,289,259 shares, which include 167,692,000 H Shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC, representing approximately 86.292% of the share capital of PetroChina.

For a description of our principal subsidiaries, see Note 19 to our consolidated financial statements.

Our headquarters are located at 9 Dongzhimen North Street, Dongcheng District, Beijing, China, 100007, and our telephone number at this address is (86-10) 5998-6223. Our website address is www.petrochina.com.cn. The information on our website is not part of this annual report.

Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Our Corporate Organization Structure

The following chart illustrates our corporate organization structure as of December 31, 2010.

(1)	Indicates approximate shareholding.

(2)	Indicates approximate shareholding, including the 167,692,000 H Shares indirectly held by CNPC as of December 31, 2010 through Fairy King Investments Limited, a wholly owned overseas subsidiary of CNPC.

(3)	Includes PetroChina Planning & Engineering Institute, PetroChina Exploration & Development Research Institute, IT Service Center, PetroChina Petrochemical Research Institute and several other companies.

Acquisitions

On November 25, 2010, we entered into an acquisition agreement with China National United Oil Corporation, a subsidiary of CNPC, for the acquisition from China National United Oil Corporation of the 4.356% equity interest in PetroChina Fuel Oil Company Limited for a cash consideration of approximately RMB390 million. As at the end of the reporting period, the transaction has not been completed.

In addition, we have launched a series of overseas acquisitions, for example:

In January 2010, we, together with other partners, won the bidding in a tender for the Halfaya Oilfield project. In accordance with the requirements, the partners formed a joint operating company, and entered into a contract for the development and production in Iraq’s Halfaya Oilfield with a term of 20 years. Pursuant to the contract, we will own 37.5% participating interest in the Halfaya Oilfield and will act as one of the operators for the development of the Halfaya Oilfield.

In February 2010, PetroChina International Investment Company Limited, a subsidiary of our company, and Canada’s Athabasca Oil Sands Corp. (“AOSC”) entered into a share purchase agreement, a joint venture agreement, a shareholder agreement, a loan agreement and a put/call option agreement for the acquisition of the oil sand asset projects of AOSC.

In 2010, CS CSG (Australia) Pty Ltd. (the “Joint Venture Company”) was formed as a joint venture company by PetroChina International Investment Company Limited (a wholly owned subsidiary of the company) and Shell Energy Holdings Australia Ltd. PetroChina International Investment Company Limited holds 50% equity interest in the Joint Venture Company. On August 23, 2010, the Joint Venture Company acquired 100% equity interest in Arrow Energy Limited for a total consideration of approximately 3.5 billion Australian Dollars (“AUD”) (approximately RMB 21,120 million), representing AUD4.70 per share of Arrow Energy in cash. The Joint Venture Company has now been renamed as “Arrow Energy Holdings Pty Ltd”.

On January 31, 2011, PetroChina International (London) Company Limited (“PCI”), a wholly owned subsidiary of the company, has submitted a conditional binding and irrevocable offer to INEOS European Holdings Limited and INEOS Investments International Limited (together, the “Sellers”), two wholly owned subsidiaries of British petrochemical conglomerate INEOS Group Holdings plc, for the establishment of joint ventures in Europe engaged in trading and refining activities. After the above offer was made, PCI and the Sellers have entered into a number of documents, including the acquisition agreement and the reorganization agreement which were concluded on April 8, 2011. Pursuant to the acquisition agreement, PCI will acquire 50.1% of all the issued and outstanding shares in the capital of INEOS Refining Limited and 49.9% of all the issued and outstanding shares in the capital of INEOS Refining II Limited. The total cash consideration payable by PCI is US$1,015 million. The proposed transaction is subject to a number of closing conditions.

Exploration and Production

We engage in crude oil and natural gas exploration, development and production. Substantially all of our total estimated proved crude oil and natural gas reserves are located in China, principally in northeastern, northern, southwestern and northwestern China. In the year ended December 31, 2010, the crude oil and natural gas produced by us at overseas regions accounted for 10.3% and 3.8% of our total production of crude oil and natural gas, respectively.

We currently hold exploration and exploitation licenses for oil and gas (including coal seam gas) covering a total area of approximately 458.4 million acres, consisting of the exploration licenses covering a total area of approximately 436.4 million acres and the exploitation licenses covering a total area of approximately 22.0 million acres. To further develop our crude oil and natural gas businesses, we have obtained oil and gas exploration licenses covering an area of 41.82 million acres in South China Sea. The crude oil and natural gas exploration in that area is currently under way.

The following table sets forth the financial and operating data of our exploration and production segment for each of the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,
	2008	2009	2010

Revenue (RMB in millions)	626,367	405,326	544,884
Income from operations (RMB in millions)	240,470	105,019	153,703
Proved developed and undeveloped reserves
Crude oil (million barrels)	11,221.3	11,262.6	11,277.7
Natural gas (Bcf)	61,189.2	63,243.8	65,502.7
Production
Crude oil (million barrels)	870.7	843.5	857.7
Natural gas for sale (Bcf)	1,864.2	2,112.2	2,221.2

Reserves

Our estimated proved reserves as of December 31, 2010 totaled approximately 11,277.7 million barrels of crude oil and approximately 65,502.7 billion cubic feet of natural gas. As of December 31, 2010, proved developed reserves for crude oil and natural gas accounted for 67.4% and 47.5% of our total proved crude oil and natural gas reserves, respectively. Total proved hydrocarbon reserves on a barrels-of-oil equivalent basis increased by 1.8% from approximately 21,803.2 million barrels-of-oil equivalent as of December 31, 2009 to approximately 22,194.8 million barrels-of-oil equivalent as of December 31, 2010, taking account of our overseas crude oil reserves of 788.6 million barrels and overseas natural gas reserves of 947.4 billion cubic feet, totaling 946.5 million barrels-of-oil equivalent. Natural gas as a percentage of total proved hydrocarbon reserves increased from 48.3% as of December 31, 2009 to 49.2% as of December 31, 2010.

We prepared our reserve estimates as of December 31, 2008, 2009 and 2010 on the basis of reports prepared by two independent engineering consultants, DeGolyer and MacNaughton and Gaffney, Cline & Associates (Consultants) Pte Ltd. Our reserve estimates include only crude oil and natural gas which we believe can be reasonably produced within the current terms of our production licenses. See “Regulatory Matters — Exploration Licenses and Production Licenses” for a discussion of our production licenses. Also see “Item 3 — Key Information — Risk Factors” for a discussion of the uncertainty inherent in the estimation of proved reserves.

Our reserve data for 2009 and 2010 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective on January 1, 2010 and for annual reports for accounting periods ending on or after December 31, 2009. The comparative information for 2008 is not restated.

Internal Controls Over Reserves Estimates

We have appointed a Reserve Assessment Directing Team (the “RAD Team”). The leader of the RAD Team is our Vice President in charge of our upstream business. We have established a special reserve management department in our exploration and production segment. Each of the officers and employees of that department has over 20 years’ experience in oil industry and over 10 years’ experience in SEC-guided reserve assessment. Many members of that department have national-level registered qualifications in reserve expertise. Each regional company has established a reserve management committee and a multi-disciplinary reserve study office. Mr. Wang Yongxiang, one of our technical experts, is in charge of the reserve estimation of the company. Mr. Wang is the head of the reserve estimate department under the company’s exploration and production segment. Mr. Wang holds a master’s degree in petroleum geology. He has over 25 years of working experience in oil and gas exploration and development. He has been working in reserve study and management for many years and is a state-certified reserve valuer. Mr. Wang has been the technical person primarily responsible for overseeing the preparation of the reserves estimates, oil and gas reserve estimation technology and management since 1999. The reserve study offices of the regional companies are responsible for the calculation of the newly discovered reserves and updating of the assessment of the existing reserves. The results of our oil and gas reserve assessment are subject to a two-level review by both the regional companies and our exploration and production company and the final examination and approval of the RAD Team.

In addition, we commissioned independent assessment firms to independently reassess our annually assessed proved reserves in accordance with relevant SEC rules. We disclose the proved reserves so assessed by the independent assessment firms pursuant to relevant SEC requirements.

Third-Party Reserve Report

We commissioned DeGolyer and MacNaughton, an independent petroleum engineering consulting firm based in the United States, to carry out an independent assessment of our reserves in China and certain other countries as of December 31, 2008, 2009 and 2010. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in our company. The fees of DeGolyer and MacNaughton are not contingent on the results of its evaluation.

Mr. Thomas C. Pence, a Vice President of DeGolyer and MacNaughton, is primarily responsible for the preparation of our reserve report. Mr. Thomas C. Pence is a petroleum engineer and a Registered Professional Engineer in the State of Texas. Mr. Thomas C. Pence is also a member of the International Society of Petroleum Engineers and has over 28 years of experience in oil and gas reservoir studies and evaluations.

We also commissioned Gaffney, Cline & Associates (Consultants) Pte Ltd, as independent reserve auditors, to carry out an independent assessment of our reserves estimation and valuation in certain countries such as Algeria, Chad and Kazakhstan as of December 31, 2008, 2009 and 2010. Gaffney, Cline & Associates (Consultants) Pte Ltd’s senior partners, officers, and employees have no direct or indirect financial interest in either our company or our affiliated companies. Gaffney, Cline & Associates (Consultants) Pte Ltd’s remuneration was not in any way contingent upon reported reserve estimates.

The reserve report of Gaffney, Cline & Associates (Consultants) Pte Ltd has been compiled under the supervision of Mr. David S. Ahye. Mr. Ahye is Gaffney, Cline & Associates (Consultants) Pte Ltd’s regional director for the Asia Pacific region. He has over 30 years’ experience in the petroleum industry and has managed numerous reserves certification audits. Mr. Ahye holds a Bachelor’s Degree (Honors) in Chemical Engineering.

For detailed information about our net proved reserves estimates, please refer to the summary of the reports of DeGolyer and MacNaughton and Gaffney, Cline & Associates (Consultants) Pte Ltd filed hereto as exhibit 15.1 and exhibit 15.2 of this annual report.

The following table sets forth our estimated proved reserves (including proved developed reserves and proved undeveloped reserves), proved developed reserves and proved undeveloped reserves of crude oil and natural gas as of December 31, 2008, 2009 and 2010.

	Crude Oil	Natural Gas(1)	Combined(1)
	(Millions of barrels)	(Bcf)	(BOE, in millions)

Proved developed and undeveloped reserves
Reserves as of December 31, 2008	11,221.3	61,189.2	21,419.5
Revisions of previous estimates	(192.6)	(1,272.8)	(404.6)
Extensions and discoveries	1,004.5	5,439.6	1,911.1
Improved recovery	72.9	0	72.9
Production for the year	(843.5)	(2,112.2)	(1,195.7)
Reserves as of December 31, 2009	11,262.6	63,243.8	21,803.2
Revisions of previous estimates	(77.8)	(1,455.8)	(320.3)
Extensions and discoveries	876.9	5,935.9	1,866.2
Improved recovery	73.7	0	73.7
Production for the year	(857.7)	(2,221.2)	(1,228.0)
Reserves as of December 31, 2010	11,277.7	65,502.7	22,194.8
Proved developed reserves
As of December 31, 2008	8,324.1	26,666.8	12,768.6
As of December 31, 2009	7,870.8	30,948.8	13,028.9
As of December 31, 2010	7,605.4	31,102.4	12,789.1
Proved undeveloped reserves
As of December 31, 2008	2,897.2	34,522.4	8,650.9
As of December 31, 2009	3,391.8	32,295.0	8,774.3
As of December 31, 2010	3,672.3	34,400.3	9,405.7

(1)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

Our proved undeveloped reserves were 9,405.7 million BOE in 2010, representing an increase of 631.4 million BOE comparing with 2009. The main changes in our proved undeveloped reserves in 2010 include (i) an increase of 1,811.8 million BOE to proved undeveloped reserves through extensions and discoveries as well as improved discoveries; and (ii) the conversion of 1,180.4 million BOE of proved undeveloped reserves into proved developed reserves. In 2010, we spent more than RMB 90,000 million on developing proved undeveloped reserves. The overwhelming majority of our proved undeveloped reserves are situated around the oil fields that are currently producing. A majority of our proved undeveloped reserves are already scheduled to be developed within the next five years. A portion of our natural gas proved undeveloped reserves are anticipated to take more than five years to be fully developed due to characteristics of the development projects and contractual or pipeline capacity restrictions.

The following tables set forth our crude oil and natural gas proved reserves and proved developed reserves by region as of December 31, 2008, 2009 and 2010.

	As of December 31,
	2008		2009		2010
	Proved		Proved		Proved
	Developed		Developed		Developed
	and	Proved	and	Proved	and	Proved
	Undeveloped	Developed	Undeveloped	Developed	Undeveloped	Developed
	(Millions of barrels)

Crude oil reserves
Daqing	3,548.0	2,912.0	3,463.4	2,740.8	3,178.1	2,533.4
Changqing	1,624.5	1,256.7	1,783.8	1,298.8	1,946.8	1,310.5
Xinjiang	1,302.6	1,106.6	1,395.1	1,117.6	1,418.6	1,109.6

	As of December 31,
	2008		2009		2010
	Proved		Proved		Proved
	Developed		Developed		Developed
	and	Proved	and	Proved	and	Proved
	Undeveloped	Developed	Undeveloped	Developed	Undeveloped	Developed
	(Millions of barrels)

Other regions(1)	4,746.2	3,048.8	4,620.3	2,713.6	4,734.2	2,651.9

Total	11,221.3	8,324.1	11,262.6	7,870.8	11,277.7	7,605.4

	As of December 31,
	2008		2009		2010
	Proved		Proved		Proved
	Developed		Developed		Developed
	and	Proved	and	Proved	and	Proved
	Undeveloped	Developed	Undeveloped	Developed	Undeveloped	Developed
	(Bcf)

Natural gas reserves(2)
Changqing	19,261.7	6,901.6	20,363.2	9,884.4	21,244.4	10,853.4
Tarim	15,516.4	7,722.7	16,892.1	7,758.3	19,147.7	7,822.9
Sichuan	11,285.4	4,030.4	11,177.3	4,219.0	10,512.5	2,814.8
Other regions(1)	15,125.7	8,012.1	14,811.2	9,087.1	14,598.1	9,611.3

Total	61,189.2	26,666.8	63,243.8	30,948.8	65,502.7	31,102.4

(1)	Represents other oil regions in China and our overseas oil and gas fields as a result of our acquisition of overseas assets.

(2)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

Exploration and Development

We are currently conducting exploration and development efforts in 12 provinces, two municipalities under the direct administration of the central government and three autonomous regions in China as well as in certain regions of other countries. We believe that we have more extensive experience in the exploration and development of crude oil and natural gas than any of our principal competitors in China.

The following table sets forth the number of wells we drilled, or in which we participated, and the results thereof, for the periods indicated.

Year		Daqing	Xinjiang	Changqing	Others(1)	Total

2008	Net exploratory wells drilled(2)	234	162	583	669	1,648
	Crude oil	71	72	207	287	637
	Natural gas	1	15	26	50	92
	Dry(3)	162	75	350	332	919
	Net development wells drilled(2)	4,238	1,887	5,079	3,996	15,200
	Crude oil	4,223	1,868	4,469	3,487	14,047
	Natural gas	4	18	528	456	1,006
	Dry(3)	11	1	82	53	147
2009	Net exploratory wells drilled(2)	533	218	1,019	1,065	2,835
	Crude oil	297	140	540	481	1,458
	Natural gas	9	9	148	170	336
	Dry(3)	227	69	331	414	1,041
	Net development wells drilled(2)	4,934	681	7,421	2,238	15,274
	Crude oil	4,923	674	6,808	1,626	14,031
	Natural gas	1	7	480	584	1,072
	Dry(3)	10	0	133	28	171
2010	Net exploratory wells drilled(2)	157	169	680	634	1,640
	Crude oil	146	131	431	342	1,050
	Natural gas	1	1	100	61	163

Year		Daqing	Xinjiang	Changqing	Others(1)	Total

	Dry(3)	10	37	149	231	427
	Net development wells drilled(2)	5,073	1,323	7,754	3,477	17,627
	Crude oil	5,024	1,312	7,106	3,083	16,525
	Natural gas	27	11	542	348	928
	Dry(3)	22	0	106	46	174

(1)	Represents the Liaohe, Jilin, Huabei, Dagang, Sichuan, Tarim, Tuha, Qinghai, Jidong, Yumen and other oil regions.

(2)	“Net” wells refer to the wells after deducting interests of others. No third parties own any interests in any of our wells.

(3)	“Dry” wells are wells with insufficient reserves to sustain commercial production.

We had 627 wells in the process of being drilled and 4,919 wells with multiple completions as of December 31, 2010.

Oil-and-Gas Properties

The following table sets forth our interests in developed and undeveloped acreage by oil region and in productive crude oil and natural gas wells as of December 31, 2010.

	Productive Wells(1)		Acreage(1)
		Natural	Developed		Undeveloped
Oil Region	Crude Oil	Gas	Crude Oil	Natural Gas	Crude Oil	Natural Gas
				(Thousands of acres)

Daqing	56,819	212	907.6	86.4	779.7	111.5
Changqing	32,923	4,722	636.0	2,428.7	434.0	2,558.4
Xinjiang	22,940	139	309.4	57.7	158.7	21.5
Other regions(2)	59,585	3,832	1,350.0	763.6	750.0	908.8

Total	172,267	8,905	3,203.0	3,336.4	2,122.4	3,600.2

(1)	Includes all wells and acreage in which we have an interest. No third parties own any interests in any of our wells or acreage.

(2)	Represents the Liaohe, Jilin, Huabei, Dagang, Sichuan, Tarim, Tuha, Qinghai, Jidong and Yumen and other oil regions.

Production

The following table sets forth our historical average net daily crude oil and natural gas production by region and our average sales price for the periods ended December 31, 2008, 2009 and 2010.

	For the Year Ended
	December 31,			% of
	2008	2009	2010	2010 Total

Crude oil production(1)
(thousands of barrels per day, except percentages or otherwise indicated)
Daqing	813.2	806.2	805.6	34.3
Changqing	279.8	318.1	369.3	15.7
Xinjiang	246.9	220.5	220.5	9.4
Other(2)	1,039.1	966.2	954.3	40.6

Total	2,379.0	2,311.0	2,349.7	100

Annual production (million barrels)	870.7	843.5	857.7
Average sales price (US$ per barrel)	87.55	53.90	72.93

	For the Year Ended
	December 31,			% of
	2008	2009	2010	2010 Total

Natural gas production(1)(3)
(millions of cubic feet per day, except percentages or otherwise indicated)
Tarim	1,564.1	1,650.3	1,674.2	27.5
Changqing	1,024.5	1,434.1	1,579.8	26.0
Sichuan	1,364.6	1,381.4	1,387.2	22.8
Other(4)	1,140.1	1,320.9	1,444.2	23.7

Total	5,093.3	5,786.7	6,085.4	100

Annual production (Bcf)	1,864.2	2,112.2	2,221.2
Average sales price (US$ per Mcf)	4.72	4.78	5.54

(1)	Production volumes for each region include our share of the production from all of our cooperative projects with foreign companies in that region.

(2)	Represents production from the Liaohe, Jilin, Huabei, Dagang, Tarim, Tuha, Qinghai, Jidong, Yumen and other oil regions and our share of overseas production as a result of our acquisition of overseas assets.

(3)	Represents production of natural gas for sale.

(4)	Represents production from the Daqing, Qinghai, Tuha, Xinjiang, Liaohe, Huabei, Dagang, Jilin, Jidong, Yumen and other oil and gas regions and our share of overseas production as a result of our acquisition of overseas assets.

In 2010, we supplied a substantial majority of our total crude oil sales to our refineries. We entered into a crude oil mutual supply framework agreement with Sinopec on January 12, 2011 for the supply of crude oil to each other’s refineries in 2011. Under this agreement, we agreed in principle to supply 5.63 million tons of crude oil to Sinopec. For the years ended December 31, 2008, 2009 and 2010, the average lifting costs of our crude oil and natural gas production were US$9.48 per BOE, US$9.12 per BOE and US$9.97 per BOE, respectively.

Principal Oil and Gas Regions

Daqing Oil Region

The Daqing oil region, our largest oil and gas producing property, is located in the Songliao basin and covers an area of approximately one million acres. In 2008, 2009 and 2010, our crude oil production volume in the Daqing oil region was 813.2 thousand barrels per day, 806.2 thousand barrels per day and 805.6 thousand barrels per day, respectively. As of December 31, 2010, we produced crude oil from 20 fields in the Daqing oil region.

As of December 31, 2010, our proved crude oil reserves in the Daqing oil region were 3,178.1 million barrels, representing 28.2% of our total proved crude oil reserves. As of December 31, 2008 and 2009, the proved crude oil reserves in our Daqing oil region were 3,548.0 million barrels and 3,463.4 million barrels, respectively. In 2010, the crude oil reserve-to-production ratio of the Daqing oil region was 10.8 years.

Because our oil fields in the Daqing oil region are relatively mature, the difficulty of extracting crude oil from these fields has increased in recent years and is likely to continue to increase gradually in the future. As a result, our lifting costs at these fields increased by 15.73% from US$10.11 per barrel for the year ended December 31, 2009 to US$11.70 per barrel for the year ended December 31, 2010. However, we have adopted a number of measures to control the increase in our lifting costs at these fields.

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

As of December 31, 2010, our proved crude oil reserves in the Xinjiang oil region were 1,418.6 million barrels, representing 12.6% of our total proved crude oil reserves. In 2010, our oil fields in the Xinjiang oil region produced an average of 220.5 thousand barrels of crude oil per day, representing approximately 9.4% of our total daily crude oil production. In 2010, the crude oil reserve-to-production ratio at the Xinjiang oil region was 17.6 years.

Sichuan Gas Region

We began natural gas exploration and production in Sichuan in the 1950s. The Sichuan gas region covers a total area of approximately 2.3 million acres. The natural gas reserve-to-production ratio in the Sichuan gas region was approximately 20.8 years in 2010. As of December 31, 2010, we had 105 natural gas fields under development in the Sichuan gas region.

As of December 31, 2010, our proved natural gas reserves in the Sichuan gas region were 10,512.5 billion cubic feet, representing 16.0% of our total proved natural gas reserves and a decrease of 5.9% from 11,177.3 billion cubic feet as of December 31, 2009. In 2010, our natural gas production for sale in the Sichuan gas region reached 506.3 billion cubic feet, representing 22.8% of our total natural gas production for sale.

In 2007, we discovered significant natural gas reserves in the Guang’an field in the Sichuan gas region in our border expansion in that region. As of December 31, 2010, the Guang’an gas field had a proved natural gas reserve of 1,544.4 billion cubic feet. We have developed a broad range of technologies relating to natural gas exploration, production, pipeline systems and marketing activities tailored to local conditions in Sichuan.

Changqing Oil and Gas Region

The Changqing oil and gas region covers parts of Shaanxi Province and Gansu Province and the Ningxia and Inner Mongolia Autonomous Regions. As of December 31, 2010, our proved crude oil reserves in the Changqing oil region were 1,946.8 million barrels, representing 17.3% of our total proved crude oil reserves. In 2010, our crude oil production in the Changqing oil region were an average of 369.3 thousand barrels per day, representing approximately 15.7% of our total daily crude oil production. In 2010, the crude oil reserve-to-production ratio at the Changqing oil region was 14.4 years.

In the early 1990s, we discovered the Changqing gas region, which had total estimated proved natural gas reserves of 21,244.4 billion cubic feet as of December 31, 2010, representing 32.4% of our total proved natural gas reserves. In January 2001, we discovered the Sulige gas field in Changqing gas region, which had total estimated proved natural gas reserves of 9,315.7 billion cubic feet as of December 31, 2010. Sulige gas field is currently the largest gas field in China. In 2010, we produced 576.6 billion cubic feet of natural gas for sale in the Changqing oil and gas region, representing an increase of 10.2% from 523.4 billion cubic feet in 2009.

Tarim Oil and Gas Region

The Tarim oil and gas region is located in the Tarim basin in northwestern China with a total area of approximately 590,000 acres. The Kela 2 natural gas field, which we discovered in 1998 in the Tarim oil and gas region, had proved natural gas reserves of approximately 5,096.8 billion cubic feet as of December 31, 2010. As of December 31, 2010, the proved natural gas reserves in the Tarim oil and gas region reached 19,147.7 billion cubic feet, representing 29.2% of our total proved natural gas reserves.

In 2010, we produced 611.1 billion cubic feet of natural gas for sale in the Tarim oil and gas region. We have completed the construction of the pipelines to deliver natural gas in the Tarim oil and gas region to the central and eastern regions of China where there is strong demand for natural gas transmitted through our West-East Gas Pipeline. See “— Natural Gas and Pipeline — Nature Gas Transmission Infrastructure” for a discussion of our West-East Gas Pipeline.

Refining and Chemicals

We now operate 30 enterprises located in nine provinces, four autonomous regions and three municipalities to engage in refining of crude oil and petroleum products, as well as the production and marketing of basic petrochemical products, derivative chemical products and other chemical products.

The following table sets forth the financial and operating data of our refining and chemicals segment for each of the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,
	2008	2009	2010

Revenue (RMB in millions)	560,729	501,300	664,773
Income/(loss) from operations (RMB in millions)	(93,830)	17,308	7,847
Crude oil processed (million barrels)	849.8	828.6	903.9
Crude oil primary distillation capacity (million barrels/year)	941.7	975	1,082.9
Production of refined oil products (thousand tons)	73,968	73,195	79,448

Refining

Refined Products

We produce a wide range of refined products at our refineries. Some of the refined products are for our internal consumption and used as raw materials in our petrochemical operation. The table below sets forth production volumes for our principal refined products for each of the years ended December 31, 2008, 2009 and 2010.

	Year Ended December 31,
Principal Product	2008	2009	2010
	(Thousand tons)

Diesel	48,294	48,828	53,745
Gasoline	23,465	22,114	23,308
Kerosene	2,209	2,253	2,395
Lubricants	1,768	1,401	1,607
Fuel oil	4,077	3,057	4,131
Naphtha	7,226	8,041	10,016

Our Refineries

Most of our refineries are strategically located close to our crude oil production and storage bases, along our crude oil and refined product transmission pipelines and/or railways, which provide our refineries with secure supplies of crude oil and facilitate our distribution of refined products to the domestic markets. In each of the years ended December 31, 2008, 2009 and 2010, our exploration and production operations supplied approximately 77%, 75.4% and 69.1%, respectively, of the crude oil processed in our refineries.

The table below sets forth certain operating statistics regarding our refineries as of December 31, 2008, 2009 and 2010.

	As of December 31,
	2008	2009	2010

Primary distillation capacity(1) (thousand barrels per day)
Lanzhou Petrochemical	212.6	212.6	212.6
Dalian Petrochemical	415.0	415.0	415.0
Fushun Petrochemical	186.2	236.9	236.9
Dushanzi Petrochemical	121.5	202.4	202.4
Other refineries	1,644.8	1,604.3	1,899.8

Total	2,580.1	2,671.2	2,966.7

Refining throughput (thousand barrels per day)
Lanzhou Petrochemical	202.3	211.6	209.3
Dalian Petrochemical	267.2	281.5	331.1
Fushun Petrochemical	193.1	187.9	181.9
Dushanzi Petrochemical	90.0	120.9	176.8
Other refineries	1,569.4	1,468.3	1,577.3

Total	2,322.0	2,270.2	2,476.4

(1)	Represents the primary distillation capacity of crude oil and condensate.

In each of the years ended December 31, 2008, 2009 and 2010, the average utilization rate of the primary distillation capacity at our refineries was 94.9%, 87.7% and 91.3%, respectively. The average yield for our four principal refined products (gasoline, kerosene, diesel and lubricants) at our refineries was 65.8%, 65.4% and 66.3%, respectively, in the same periods. “Yield” represents the number of tons of a refined product expressed as a percentage of the number of tons of crude oil from which that product is processed. In each of the years ended December 31, 2008, 2009 and 2010, the yield for all refined products at our refineries was 92.7%, 93.1% and 93.5%, respectively.

Dalian Petrochemical, Fushun Petrochemical, Lanzhou Petrochemical and Dushanzi Petrochemical were our leading refineries in terms of both primary distillation capacity and refining throughput in 2010.

To maintain effective operations of our facilities and lower production costs, we have endeavored to achieve the most cost-efficient proportions of various types of crude oil in our refining process. We purchase a portion of our crude oil requirements from third-party international suppliers located in different countries and regions. As a result, in 2010, we purchased a small amount of crude oil, through independent suppliers, from Sudan, a country that is on the U.S. sanction list. The Sudanese crude oil we purchased was mingled with crude oil from other sources during the refining process.

Chemicals

Most of our chemical plants are near to our refineries and are also connected with the refineries by pipelines, providing additional production flexibility and opportunities for cost competitiveness. Our exploration and production and natural gas and pipeline operations supply substantially all of the hydrocarbon feedstock requirements for our chemicals operations.

Our Chemical Products

The table below sets forth the production volumes of our principal chemical products for each of the years ended December 31, 2008, 2009 and 2010.

	Year Ended December 31,
	2008	2009	2010
	(Thousand tons)

Basic petrochemicals
Propylene	3,152	3,278	3,491
Ethylene	2,676	2,989	3,615
Benzene	944	1,022	1,247
Derivative petrochemicals
Synthetic resin	4,100	4,480	5,550
Other synthetic fiber raw materials and polymer	1,637	1,471	1,985
Synthetic rubber	344	420	619
Other chemicals
Urea	3,824	3,973	3,764

We are one of the major producers of ethylene in China. We use the bulk of the ethylene we produce as a principal feedstock for the production of many chemical products, such as polyethylene. As of December 31, 2010, our annual ethylene production capacity was 3,710 thousand tons. Our production volume of ethylene increased by 20.9% from 2,989 thousand tons in 2009 to 3,615 thousand tons in 2010. The petrochemical ethylene projects at Fushun Petrochemical, Sichuan Petrochemical and Daqing Petrochemical have been approved by the National Development and Reform Commission and we are currently in the process of implementing these projects.

We produce a number of synthetic resin products, including polyethylene, polypropylene and ABS. As of December 31, 2010, our production capacities for polyethylene, polypropylene and ABS were 3,112 thousand tons, 2,899 thousand tons and 330 thousand tons, respectively. Currently, China imports significant volumes of these products to meet the domestic demand due to an inadequate supply of domestically produced polyethylene and polypropylene. We intend to increase the production, and improve the quality, of these products. We are building new production facilities with new technology for the production of these products in Daqing Petrochemical, Daqing Refining and Chemical, Fushun Petrochemical, Sichuan Petrochemical and other branch companies to meet this target.

Marketing of Chemicals

Our chemical products are distributed to a number of industries that manufacture components used in a wide range of applications, including automotive, construction, electronics, medical manufacturing, printing, electrical appliances, household products, insulation, packaging, paper, textile, paint, footwear, agriculture and furniture industries.

The following table sets forth the sales volumes of our chemical products by principal product category for each of the years ended December 31, 2008, 2009 and 2010.

	Year Ended December 31,
Product	2008	2009	2010
	(Thousand tons)

Derivative petrochemicals
Synthetic resin	4,114.7	4,458.3	5,431.4
Synthetic fiber	118.4	135.2	140.5
Synthetic rubber	371.4	492.0	628.6
Intermediates	6,154.6	4,933.6	5,109.7
Other chemicals
Urea	4,393.2	4,054.1	3,445.0

In each of the years ended December 31, 2008, 2009 and 2010, our capital expenditures for our refining and chemicals segment were RMB30,619 million, RMB42,558 million and RMB44,242 million, respectively. These capital expenditures were incurred primarily in connection with the expansion of our refining facilities, the upgrading of our product quality and the construction of large ethylene projects. In addition, we have also focused on enhancing our processing technologies and methods. These efforts have enabled us to improve the quality of refined products at our refineries, particularly that of gasoline and diesel. We believe that our refined products are capable of meeting product specification and environmental protection requirements as set by the PRC government.

Marketing

We engage in the marketing of refined products through 32 regional sales branch companies, three distribution branch companies, one lubricants branch company and one fuel oil company. These operations include the transportation and storage of the refined products, and the wholesale, retail and export of gasoline, diesel, kerosene, lubricant, paraffin, asphalt and other refined products. In addition, we have been actively developing international trade to enhance our influence in international oil market.

The following table sets forth the financial and operating data of our marketing segment for each of the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,
	2008	2009	2010

Revenue (RMB in millions)	778,141	768,295	1,134,534
Income from operations (RMB in millions)	7,982	13,265	15,956
External sales volume of refined oil products (thousand tons)	90,278	101,253	120,833

We market a wide range of refined products, including gasoline, diesel, kerosene and lubricants, through an extensive network of sales personnel and independent distributors and a broad wholesale and retail distribution system across China. As of December 31, 2010, our marketing network consisted of:

•	Approximately 837 regional wholesale distribution outlets nationwide. Substantially all of these outlets are located in high demand areas such as economic centers across China, particularly in the coastal areas, along major railways and along the Yangtze River; and

•	17,996 service stations, consisting of 17,394 service stations owned and operated by us and 602 franchise service stations owned and operated by third parties.

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

The following table sets forth our refined product sales volumes for each of the years ended December 31, 2008, 2009 and 2010.

	Year Ended December 31,
Product	2008	2009	2010
	(Thousand tons)

Diesel	56,081	64,659	77,789
Gasoline	29,399	30,777	36,328
Kerosene	4,798	5,817	6,716
Lubricants	2,003	1,796	1,703

Wholesale Marketing

We sell refined products both directly and through independent distributors into various wholesale markets, as well as to utility, commercial, petrochemical, aviation, agricultural, fishery and transportation companies in China. Our gasoline and diesel sales also include the amount we transferred to our retail operations.

Retail Marketing

The weighted average sales volume of gasoline and diesel per business day at our service station network was 9.6 tons per service station in 2008, 10.1 tons per service station in 2009 and 11.0 tons per service station in 2010.

Capital expenditures for the marketing segment for the year ended December 31, 2010 amounted to RMB15,793 million, which were used mainly for the construction of sales network facilities including service stations and oil storage tanks.

Natural Gas and Pipeline

We are China’s largest natural gas transporter and seller in terms of sales volume. We sell natural gas primarily to fertilizer and chemical companies, commercial users and municipal utilities owned by local governments. In addition, we also conduct the operation of crude oil and refined product transmission in the natural gas and pipeline segment.

The following table sets forth the financial and operating data of our natural gas and pipeline segment for each of the years ended December 31, 2008, 2009 and 2010:

	As of December 31 or Year
	Ended December 31,
	2008	2009	2010

Revenue (RMB in millions)	63,315	77,658	117,043
Income from operations (RMB in millions)	16,057	19,046	20,415
Total length of natural gas pipelines (km)	24,037	28,595	32,801
Total length of crude oil pipeline (km)	11,028	13,164	14,782
Total length of refined oil products pipeline (km)	2,656	8,868	9,257
Total volume of natural gas sold(1) (Bcf)	1,802.8	2,105.1	2,225.2

(1)	Represents the natural gas sold to third parties

Our Principal Markets for Natural Gas

In 2010, in addition to satisfying the demand of the northwestern, southwestern and northeastern regions of China where our gas fields are located, we sold our natural gas mainly to the northern, eastern and central regions of the PRC.

Sichuan Province and Chongqing Municipality are two of our principal markets for natural gas in southwest China. We supply natural gas to Sichuan Province and Chongqing Municipality from our exploration and production operations in the Sichuan oil and gas region. Beijing Municipality, Tianjin Municipality, Hebei Province and Shandong Province in northern China have a relatively high energy consumption levels. These areas are important markets for our natural gas transmission and marketing business. We supply natural gas to these areas primarily from the Changqing oil region through the Shaanxi to Beijing natural gas pipeline.

Shanghai Municipality, Jiangsu Province, Zhejiang Province and Anhui Province located in Yangtze River Delta of eastern China have become our significant natural gas markets. We supply natural gas to these areas primarily from the Tarim gas region.

We have entered into contracts to provide approximately 1,447.9 Bcf of natural gas to certain users in 2011. However, the committed quantity of supply may be adjusted by us and the users in the course of the performance of the contracts in light of the actual situation.

Each year, we must supply natural gas to customers subject to the government-formulated guidance supply plan first as required by the PRC government. We enter into natural gas supply contracts with those customers on the basis of the amount of natural gas to be supplied according to the guidance supply plan for the following year’s supply. Driven by environmental and efficiency concerns, the PRC government is increasingly encouraging industrial and residential use of natural gas to meet primary energy and environmental protection needs. The PRC government has adopted a number of laws and regulations to require municipal governments to increase the use of clean energy, such as natural gas and liquefied petroleum gas, to replace the use of raw coal. Several municipal governments, including that of Beijing, have adopted policies to facilitate an increase in natural gas consumption in order to reduce the air pollution level. The PRC government has also adopted a preferential value-added tax rate of 13% for natural gas production as compared to a 17% value-added tax rate for crude oil production.

We believe that these policies have had a positive effect on the development and consumption of natural gas in many municipalities that are our existing or potential markets for natural gas. We believe that these favorable policies will continue to benefit our natural gas business.

Natural Gas Transmission Infrastructure

As of December 31, 2010, we owned and operated approximately 32,801 kilometers of natural gas pipelines in China. Our natural gas pipelines represent the vast majority of China’s onshore natural gas pipelines. Our existing natural gas pipelines form regional natural gas supply networks in northwestern, southwestern, northern and central China as well as the Yangtze River Delta.

The First West-East Gas Pipeline

The construction of the First West-East Gas Pipeline commenced officially in July 2002 and was entirely completed and put into operation on October 1, 2004. The main line of our West-East Gas Pipeline links our natural gas fields in Xinjiang and Changqing with Henan Province, Anhui Province, Jiangsu Province, Shanghai Municipality and other areas in the Yangtze River Delta. It is designed to mainly transmit the natural gas produced at Tarim oil region to Henan, Anhui, Jiangsu, Zhejiang and Shanghai. The First West-East Gas Pipeline includes one main line, three branch lines and three underground storage facilities, with a total length of 6,426 kilometers, of which the main line has a total length of 3,839 kilometers. The First West-East Gas Pipeline has a designed annual throughput capacity of 600.4 billion cubic feet. As of December 31, 2010, we entered into long-term take-or-pay contracts with 111 subscribers and distributors to supply them with natural gas through the first West-East Gas Pipeline.

The Second West-East Gas Pipeline

In February 2008, we commenced the construction of the Second West-East Gas Pipeline. The west section of the Second West-East Gas Pipeline was put into operation in December 2009. In December 2010, the east section (Zhongwei to Huangpi) was put into operation. The Second West-East Gas Pipeline includes one main line, eight branch lines and three underground storage facilities, with a total length of 8,686 kilometers. The main line of the Second West-East Gas Pipeline has a length of 4,978 kilometers. The western section of the main line extends from Horgos to Zhongwei with a length of 2,461 kilometers and a designed annual throughput capacity of 1,059.5 billion cubic feet. The eastern section of the main line extends from Zhongwei to Guangzhou with a length of 2,517 kilometers and a designed annual throughput capacity of 988.8 billion cubic feet.

In addition, we also operate other natural gas pipelines, such as the Zhong County to Wuhan natural gas pipeline, and the first, the second and the third Shaanxi to Beijing natural gas pipelines.

Crude Oil Transportation and Storage Infrastructure

We have an extensive network for the transportation, storage and distribution of both crude oil, which covers many regions of China.

As of December 31, 2010, our crude oil transportation and storage infrastructure consisted of:

•	14,782 kilometers of crude oil pipelines; and

•	crude oil storage facilities with an aggregate storage capacity of approximately 28.3 million cubic meters.

Russia to China Crude Oil Pipeline

In May 2009, we commenced the construction of the Russia to China crude oil transmission pipeline (the Mohe to Daqing section) upon the approval of the National Development and Reform Commission. We are the constructor and operator of the section crossing the Heilongjiang River and the section lies in China. This pipeline extends from the Skovorodino off-take station of Russia’s Far East Pipeline, through Galinda at the Russian border, Heilongjiang Province and Inner Mongolia, to Daqing terminal station. With a designed transmission capacity of 15 million tons, this pipeline is 935 kilometers long. This pipeline was entirely completed on September 27, 2010 and was put into commercial operation on January 1, 2011.

In addition, we also operate other crude oil pipelines, including the crude oil pipeline for western regions.

Refined Product Transportation and Storage Infrastructure

As of December 31, 2010, our refined product transportation and storage infrastructure includes:

•	9,257 kilometers of refined product pipelines; and

•	refined product storage facilities with a total storage capacity of approximately 29.1 million cubic meters.

The Lanzhou to Zhengzhou to Changsha Pipeline

We commenced the construction of the Lanzhou to Zhengzhou to Changsha refined oil pipeline on August 18, 2007. The pipeline starts from Lanzhou of Gansu Province and terminates at Changsha of Hunan Province, with a total length of 3,114 kilometers, including the length of all the main lines and branch lines. We finished the construction and commenced the operation of the section from Lanzhou to Zhengzhou in April 2009 and the section from Zhengzhou to Wuhan in August 2009. We expect that we will finish the construction and commence the operation of the whole Lanzhou to Zhengzhou to Changsha pipeline in 2011.

In addition, we also operate other refined product pipelines, such as Lanzhou to Chengdu to Chongqing refined product pipeline.

During the past three years, we have not experienced any delays in delivering natural gas, crude oil and refined products due to pipeline capacity constraints.

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

Natural Gas and Pipeline Operations

We are the largest natural gas supplier in the PRC. Currently, we face competition with Sinopec, CNOOC and coal-based natural gas producers in the supply of natural gas in Beijing Municipality, Tianjin Municipality, Hebei Province, Shanghai Municipality, Jiangsu Province, Anhui Province, Henan Province, Hubei Province, Hunan Province and the northwestern regions of China, our existing principal markets for natural gas. Currently, Sinopec has natural gas fields in Sichuan Province and Chongqing Municipality and sells natural gas to users in places such as Sichuan, Chongqing, Hunan, Jiangsu, Zhejiang and Shanghai. Further, we intend to expand our markets for natural gas into the coastal regions in southeastern China where we may face competition from CNOOC and Sinopec. We believe that our dominant natural gas resources base, our relatively advanced technologies and skills in managing long distance pipelines will enable us to continue to be a dominant player in the natural gas markets in China.

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

We anticipate that the environmental laws and regulations to which we are subject will become increasingly strict and are therefore likely to have an increasing impact on our operations. It is difficult, however, to predict accurately the effect of future developments in such laws and regulations on our future earnings and operations. Some risk of environmental costs and liabilities is inherent in certain of our operations and products, as it is with other companies engaged in similar businesses. We cannot assure you that material costs and liabilities will not be incurred. However, we do not currently expect any material adverse effect on our financial condition or results of operations as a result of compliance with such laws and regulations. We paid pollutant discharge fees of approximately RMB200 million, RMB301 million and RMB305 million in 2008, 2009 and 2010, respectively.

To meet future environmental obligations, we are engaged in a continuous program to develop effective environmental protection measures. This program includes research on:

•	building environment-friendly projects;

•	reducing sulphur levels in gasoline and diesel fuel;

•	reducing paraffin and benzene content in gasoline, and continuously reducing the quantity of emissions and effluents from our refineries and petrochemical plants; and

•	developing and installing monitoring systems at our pollutant discharge openings and developing environmental impact assessments for construction projects.

Our capital expenditures on environmental programs in 2008, 2009 and 2010 were approximately RMB1,366 million, RMB1,336 million and RMB1,277 million, respectively.

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

Legal Proceedings

We are involved in several legal proceedings concerning matters arising in the ordinary course of our business. We believe, based on currently available information, that these proceedings, individually or in the aggregate, will not have a material adverse effect on our results of operations or financial condition.

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

As of December 31, 2010, CNPC obtained formal land use right certificates for 27,765 of the 28,649 parcels of land and ownership certificates for some buildings. The governmental procedures for the above-mentioned service stations located on collectively owned land have not been completed to date. We believe that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. We believe that this will not have any material adverse effect on our results of operations and financial condition.

We hold exploration and production licenses covering all of our interests in developed and undeveloped acreage, oil and natural gas wells and relevant facilities.

Intellectual Property

Our company logo ‘‘ ” is jointly owned by us and CNPC and has been used since December 26, 2004. Together with CNPC, we have applied for trademark registrations of the logo with the State Trademark Bureau of the PRC. To date, several of our applications have been approved and others are either in the process of review or public announcement phase. In addition, together with CNPC, we have applied for international trademark registration for our logo in other jurisdictions. We have received 119 International Trademark Registration Certificates for our logo covering more than 50 jurisdictions.

As of December 31, 2010, we owned approximately 5,447 patents in China and other jurisdictions. We were granted 1,018 patents in China in 2010.

Regulatory Matters

Overview

China’s oil and gas industry is subject to extensive regulation by the PRC government with respect to a number of aspects of exploration, production, transmission and marketing of crude oil and natural gas as well as production, transportation and marketing of refined products and chemical products. The following central government authorities exercise control over various aspects of China’s oil and gas industry:

•	The Ministry of Land and Resources has the authority for granting, examining and approving oil and gas exploration and production licenses, the administration of registration and transfer of exploration and production licenses.

•	The Ministry of Commerce:

•	grants the import and export volume quotas for crude oil and refined products in accordance with the market supply and demand in China as well as the WTO requirements for China;

•	issues import and export licenses for crude oil and refined products to oil and gas companies that have obtained import and export quotas; and

•	examines and approves production sharing contracts and Sino-foreign equity and cooperative joint venture contracts.

•	The National Development and Reform Commission:

•	has the authority for industry administration, industry policy and policy coordination over China’s oil and gas industry;

•	determines mandatory minimum volumes and applicable prices of natural gas to be supplied to certain fertilizer producers;

•	publishes guidance prices for natural gas and retail highest guidance prices for certain refined products, including gasoline and diesel;

•	formulates the plan for aggregate import and export volume of crude oil and refined products in accordance with the market supply and demand in China;

•	approves significant petroleum, natural gas, oil refinery and chemical projects set forth under the Catalogues of Investment Projects Approved by the Central Government; and

•	approves Sino-foreign equity and cooperative projects exceeding certain capital amounts.

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

On December 18, 2008, the PRC government further improved the pricing mechanism and the domestic prices of refined oil products continue to be indirectly linked to the international market. Under the improved mechanism, the domestic ex-works price of the refined oil products are determined on the basis of the corresponding international crude oil prices and by taking consideration of the average domestic processing cost, tax and appropriate profit margin. The prices of diesel and gasoline continue to follow the government set prices and the government guiding prices. The retail prices of gasoline and diesel are subject to highest retail prices set by the government. The highest retail price is determined on the basis of the ex-works price and the profit margin for retailing activities.

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

Production and Marketing

Crude Oil

Each year, the National Development and Reform Commission publishes the projected target for the production and process of crude oil in China based on the domestic consumption estimates submitted by domestic producers, including PetroChina, Sinopec and CNOOC, the production of these companies as well as the forecast of international crude oil prices. The actual production levels are determined by the producers themselves and may vary from the submitted estimates. Since January 1, 2007, when the Measures on the Administration of the Refined Products Market promulgated by the Ministry of Commerce became effective, qualified domestic producers are permitted to engage in the sale and storage of crude oil. Foreign companies are also allowed to establish and invest in enterprises to conduct crude oil business.

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

Transportation and Refining

Since December 1, 2007, PRC regulations encourage foreign investment in the construction and operation of oil and gas pipelines and storage facilities but restrict foreign investment in refineries with an annual capacity of eight million tons or lower. The ethylene production projects with an annual production capacity exceeding 800 thousand tons must be majority owned by Chinese parties. Furthermore, when appropriate, projects must receive necessary approvals from relevant PRC government agencies. See “Item 3 — Key Information — Risk Factors”.

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

Capital Investment and Financing

Capital investments in exploration and production of crude oil and natural gas made by Chinese oil and gas companies are subject to approval by or filing with relevant government authorities. The following projects are subject to approval by the National Development and Reform Commission:

(1) new oil field development projects with an annual capacity of one million tons or above and new gas field development projects with an annual capacity of two billion cubic meters or above;

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

(5) new Purified Terephthalic Acid (PTA), P-Xylene (PX), diphenylmethane diisocyanate (MDI) and toluene diisocyanate (TDI) projects, and transformation of existing PTA and PX projects which will result in an additional capacity of 100 thousand tons;

(6) potassium mineral fertilizer projects with an annual capacity of 500 thousand tons or more; and

(7) national crude oil reserve facilities.

Taxation, Fees and Royalty

PetroChina is subject to a variety of taxation, fees and royalty. The table below sets forth the various taxation, fees and royalty payable by PetroChina or by Sino-foreign oil and gas exploration and development cooperative projects. As approved by the State Taxation Bureau, PetroChina’s subsidiaries which have the legal person status should report and pay enterprise income tax to the relevant tax authorities based on the applicable laws and regulations.

Tax Item	Tax Base	Tax Rate

Enterprise income tax	Taxable income	Effective January 1, 2008, charged at the legal rate of 25%. However, certain of our qualified operations in west regions of the PRC were still entitled to a rate of 15% up to December 31, 2010.

Value-added tax	Turnover	13% for liquified natural gas, natural gas, liquified petroleum gas, agricultural film and fertilizers and 17% for other items.

Business tax	Income from transportation services	3%

Consumption tax	Aggregate volume sold or self-consumed	Effective January 1, 2009, the unit tax amount of the consumption tax for refined oil products was increased as follows:

RMB1.0 per liter for unleaded gasoline.

RMB0.8 per liter for diesel.

RMB1.0 per liter for naphtha, solvent naphtha and lubricants.

RMB0.8 per liter for fuel oil.

Resource tax	Aggregate volume sold or self- consumed/Aggregated value sold	Effective July 1, 2005, resource tax applicable to crude oil of our company was adjusted upward from the original RMB8 to 30 per ton to RMB14 to 30 per ton, and the resource tax for natural gas was adjusted from the original RMB2 to 15 per thousand cubic meter to RMB7 to 15 per thousand cubic meter.

Effective June 1, 2010, the resource tax payable by the resource tax payers in connection with their extraction of crude oil and natural gas in Xinjiang shall be collected based on value at the rate of 5%. Taxpayers shall be eligible for a reduced resource tax rate in connection with their extraction of viscous oil, high pour-point oil, and high sour natural gas as well as enhanced oil recovery. As of December 1, 2010, twelve provinces and regions in western China began to implement these new resource tax provisions.

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

The PRC Highway Law, as amended on October 31, 1999, provides that the PRC government will collect funds for highway maintenance by imposing fuel taxes. On December 18, 2008, the State Council promulgated the Circular on Implementing the Reform of Refined Oil Product Pricing and Relevant Tax and Charge Collection . According to the Circular, effective January 1, 2009, the PRC government ceased to impose the fuel oil tax. Instead, as part of the reform of the refined oil product pricing, the government used the existing system of taxation, methods of tax collection and means of taxation administration to further improve the refined oil product pricing mechanism. As a result, the unit tax amount of the consumption tax for refined oil products was increased.

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

We are China’s largest producer of crude oil and natural gas and are one of the largest companies in China in terms of sales. In 2010, we produced approximately 857.7 million barrels of crude oil and approximately 2,221.2 billion cubic feet of natural gas for sale. Our refineries also processed approximately 903.9 million barrels of crude oil in 2010. In 2010, we had turnover of RMB1,465,415 million and profit attributable to the owners of our company of RMB139,992 million.

Factors Affecting Results of Operations

Our results of operations and the period-to-period comparability of our financial results are affected by a number of external factors, including changes in the prices, production and sales volume of our principal products and the regulatory environment.

Prices of Principal Products

The fluctuations in the prices of crude oil, refined products, chemical products and natural gas have a significant impact on our turnover. See “Item 4 — Information on the Company — Regulatory Matters — Pricing” for a more detailed discussion of current PRC crude oil pricing regulations.

The table below sets forth the average realized prices of our principal products in 2008, 2009 and 2010.

	2008	2009	2010

Crude oil (US$/barrel)	87.55	53.90	72.93
Natural gas (US$/thousand cubic feet)	4.72	4.78	5.54
Gasoline (US$/barrel)	99.62	99.25	115.17
Kerosene (US$/barrel)	115.83	72.20	91.14
Diesel (US$/barrel)	106.09	96.91	116.41

Production and Sales Volume for Oil and Gas Products

Our results of operations are also affected by production and sales volumes. Our crude oil and natural gas production volumes depend primarily on the level of the proved developed reserves in the fields in which we have an interest, as well as other factors such as general economic environment and market supply and demand conditions.

Regulatory Environment

Our operating activities are subject to extensive regulations and controls by the PRC government, including the issuance of exploration and production licenses, the imposition of industry-specific taxes and levies and the implementation of environmental policies and safety standards. Our results of operations will be affected by any future changes of such regulatory environment.

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

Property, Plant and Equipment

Property, plant and equipment, including oil and gas properties, are initially recorded in the consolidated statement of financial position at cost where it is probable that they will generate future economic benefits. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at cost less accumulated depreciation, depletion and amortization (including any impairment).

Depreciation, to write off the cost of each asset, other than oil and gas properties, to their residual values over their estimated useful lives is calculated using the straight-line method.

The company uses the following useful lives for depreciation purposes:

Buildings and plant	8-40 years
Equipment and machinery	4-30 years
Motor vehicles	4-14 years
Other	5-12 years

No depreciation is provided on construction in progress until the assets are completed and ready for use.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Property, plant and equipment, including oil and gas properties , are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of a cash generating unit exceeds the higher of its fair value less costs to sell and its value in use, which is the estimated net present value of future cash flows to be derived from the cash generating unit.

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

Our income statement for each of the years ended December 31, 2008, 2009 and 2010 is summarized in the table below.

	Year Ended December 31,
	2008	2009	2010
	(RMB in millions)

Turnover	1,072,604	1,019,275	1,465,415
Operating expenses	(913,033)	(875,831)	(1,277,638)
Profit from operations	159,571	143,444	187,777
Exchange gain (loss), net	(1,081)	(783)	(1,172)
Interest expense, net	(767)	(3,813)	(4,338)
Share of profit of affiliates and jointly controlled entities	4,290	1,184	7,038
Profit before income tax expense	162,013	140,032	189,305
Income tax expense	(35,211)	(33,473)	(38,513)
Profit for the year attributable to non-controlling interest	(12,349)	(3,172)	(10,800)

Profit for the year attributable to owners of the company	114,453	103,387	139,992

The table below sets forth our turnover by business segment for each of the years ended December 31, 2008, 2009 and 2010 as well as the percentage changes in turnover for the periods shown.

			2009		2010
			vs.		vs.
	2008	2009	2008	2010	2009
	(RMB in millions, except percentages)

Turnover
Exploration and production	626,367	405,326	(35.3%)	544,884	34.4%
Refining and chemicals	560,729	501,300	(10.6%)	664,773	32.6%
Marketing	778,141	768,295	(1.3%)	1,134,534	47.7%
Natural gas and pipeline	63,315	77,658	22.7%	117,043	50.7%
Other	1,418	1,372	(3.2%)	1,606	17.1%
Total	2,029,970	1,753,951	(13.6%)	2,462,840	40.4%

Less intersegment sales	(957,366)	(734,676)	(23.3%)	(997,425)	35.8%

Consolidated net sales from operations	1,072,604	1,019,275	(5.0%)	1,465,415	43.8%

The table below sets forth our operating income by business segment for each of the years ended December 31, 2008, 2009 and 2010, as well as the percentage changes in operating income for the periods shown. Other profit from operations shown below consists of research and development, business services and infrastructure support to our operating business segments.

			2009		2010
			vs.		vs.
	2008	2009	2008	2010	2009
	(RMB in millions, except percentages)

Profit (loss) from operations
Exploration and production	240,470	105,019	(56.3%)	153,703	46.4%
Refining and chemicals	(93,830)	17,308	—	7,847	(54.7%)
Marketing	7,982	13,265	66.2%	15,956	20.3%
Natural gas and pipeline	16,057	19,046	18.6%	20,415	7.2%
Other	(11,108)	(11,194)	—	(10,144)	—

Total	159,571	143,444	(10.1%)	187,777	30.9%

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Consolidated Results of Operations

Overview

Our profit before taxation was RMB189,305 million for the year ended December 31, 2010, representing an increase of 35.2% compared with the previous period. Profit attributable to the owners of the company for the year ended December 31, 2010 was RMB139,992 million, representing an increase of 35.4% compared with the previous period. For the year ended December 31, 2010, the basic and diluted earnings per share attributable to the owners of the company were RMB0.76 while the same for 2009 was RMB0.56.

Turnover.  Turnover increased 43.8% from RMB1,019,275 million for the year ended December 31, 2009 to RMB1,465,415 million for the year ended December 31, 2010. This was primarily due to increases in the selling prices and in the sales volume of major products including crude oil, natural gas, gasoline and diesel. The table below sets out the external sales volume and average realized prices for major products sold by the company in 2010 and 2009 and percentage of changes in the sales volume and average realized prices during these two years.

	Sales Volume (thousand tons)			Average Realized Price (RMB per ton)
			Percentage of			Percentage of
	2010	2009	Change (%)	2010	2009	Change (%)

Crude oil*	61,629	53,768	14.6	3,623	2,750	31.7
Natural gas (million cubic meter, RMB/’000 cubic meter)	63,011	59,614	5.7	955	814	17.3
Gasoline	36,328	30,777	18.0	6,627	5,763	15.0
Diesel	77,789	64,659	20.3	5,910	4,965	19.0
Kerosene	6,716	5,817	15.5	4,874	3,896	25.1
Heavy oil	9,603	8,472	13.3	3,800	2,903	30.9
Polyethylene	3,012	2,349	28.2	8,958	8,430	6.3
Lubricant	1,703	1,796	(5.2)	8,215	7,204	14.0

*	represents all the external sales volume of crude oil of the company.

Operating Expenses.  Operating expenses increased 45.9% from RMB875,831 million for the year ended December 31, 2009 to RMB1,277,638 million for the year ended December 31, 2010, of which:

Purchases, Services and Others.  Purchases, services and others increased 61.5% from RMB492,472 million for the year ended December 31, 2009 to RMB795,525 million for the year ended December 31, 2010. This was primarily due to an increase in both the purchase prices and volume of crude oil, refined products and feedstock oil from external suppliers that resulted in an increase in purchase costs.

Employee Compensation Costs.  Employee compensation costs of the company were RMB83,304 million for the year ended December 31, 2010, representing an increase of RMB17,327 million, or 12.1% compared with that of last year at RMB65,977 million. The increase mainly attributable to the lower level of employee compensation maintained by the company in 2009 due to the financial crisis, and that wage levels were adjusted in 2010 in line with changes in the prevailing domestic price levels.

Exploration Expenses.  Exploration expenses increased 18.4% from RMB19,398 million for the year ended December 31, 2009 to RMB22,963 million for the year ended December 31, 2010. This was primarily due to the fact that the company continued to put more efforts into oil and gas exploration to further strengthen its foundation in terms of oil and gas resources.

Depreciation, Depletion and Amortization.  Depreciation, depletion and amortization increased 22.7% from RMB92,259 million for the year ended December 31, 2009 to RMB113,209 million for the year ended December 31, 2010. This was primarily due to the fact that (i) both the average carrying amount of fixed assets and the average net value of oil and gas properties increased as a result of ongoing increase in capital expenditure, causing an increase in depreciation and depletion provisions; (ii) acquisition of refinery assets in late 2009 resulted in an increase in depreciation during the reporting period; and (iii) a higher amount of impairment charges were recorded by the company against its oil and gas properties and refinery equipment during the reporting period.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses increased 13.5% from RMB65,423 million for the year ended December 31, 2009 to RMB74,239 million for the year ended December 31, 2010. This was primarily due to the fact that (i) increases in both the freight volume of products and the unit freight cost resulted in an increase in freight expenses; (ii) completion of the company’s acquisitions of refinery equipment during the second half of 2009 resulted in an increase in maintenance expenses; and (iii) storage and leasing costs increased as a result of business expansion.

Taxes other than Income Taxes.  Taxes other than income taxes increased 36.0% from RMB135,465 million for the year ended December 31, 2009 to RMB184,209 million for the year ended December 31, 2010. The increase was primarily due to (i) a significant increase in the payment of the special levies on domestic sales of crude oil by the company during 2010 when the international oil prices increased, from RMB20,020 million for the year ended December 31, 2009 to RMB52,172 million for the year ended December 31, 2010; (ii) an increase in consumption tax borne by the company amidst an increase in the sales volume of refined products during the reporting period, from RMB82,429 million for the year ended December 31, 2009 to RMB89,670 million for the year ended December 31, 2010; and (iii) an increase in resources tax payment compared with that of last year, as a result of the reform towards resource tax policy; and (iv) an increase in the city maintenance and construction tax and educational surcharge compared with that of last year.

Other Expenses, net.  Other expenses, net, decreased by RMB648 million, from RMB4,837 million for the year ended December 31, 2009 to RMB4,189 million for the year ended December 31, 2010.

Profit from Operations.  The profit from operations of the company for the year ended December 31, 2010 was RMB187,777 million, representing an increase of 30.9% from RMB143,444 million for the preceding year.

Net Exchange Loss.  Net exchange loss increased from RMB783 million for the year ended December 31, 2009 to RMB1,172 million for the year ended December 31, 2010. The increase in the net exchange loss was primarily due to the appreciation of the Canadian Dollar against the United States Dollar in 2010, which led to an exchange loss with respect to loans of certain subsidiaries which are denominated in foreign currencies.

Net Interest Expenses.  Net interest expenses increased by RMB525 million, from RMB3,813 million for the year ended December 31, 2009 to RMB4,338 million for the year ended December 31, 2010. The increase in net interest expenses was primarily attributable to an increase in interest expenses compared with the previous year, due to an increase in the monthly average balance of interest-bearing debts prompted by the need to secure required funding for production, operation and capital investment.

Profit Before Taxation.  Profit before taxation increased 35.2% from RMB140,032 million for the year ended December 31, 2009 to RMB189,305 million for the year ended December 31, 2010.

Income Tax Expenses.  Income tax expenses increased 15.1% from RMB33,473 million for the year ended December 31, 2009 to RMB38,513 million for the year ended December 31, 2010. The increase was primarily due to an increase in the taxable income for the year.

Profit for the year.  Profit for the year increased 41.5% from RMB106,559 million for the year ended December 31, 2009 to RMB150,792 million for the year ended December 31, 2010.

Profit attributable to non-controlling interest of the company.  As international oil prices in 2010 increased significantly compared with that of last year, certain subsidiaries of the company recorded material increases in profits. This resulted in an increase in the profit attributable to minority interest, from RMB3,172 million for the year ended December 31, 2009 to RMB10,800 million for the year ended December 31, 2010.

Net profit attributable to owners of the company.  Due to the combined effect of the factors described above, net profit attributable to the owners of the company increased 35.4% from RMB103,387 million for the year ended December 31, 2009 to RMB139,992 million for the year ended December 31, 2010.

Exploration and Production

Turnover.  Turnover increased 34.4% from RMB405,326 million for the year ended December 31, 2009 to RMB544,884 million for the year ended December 31, 2010. The increase was primarily due to an increase in crude oil and natural gas prices and their sales volumes. The average realized crude oil price of the company in 2010 was US$72.93 per barrel, representing an increase of 35.3% from US$53.90 per barrel in 2009.

Operating Expenses.  Operating expenses increased 30.3% from RMB300,307 million for the year ended December 31, 2009 to RMB391,181 million for the year ended December 31, 2010. The increase was primarily due to (i) an increase in the expenses on crude oil imports during the year; and (ii) a sharp increase in the payment of special levies on domestic sales of crude oil during the year.

Profit from Operations.  The profit from operations for the year ended December 31, 2010 was RMB153,703 million, representing an increase of 46.4% from RMB105,019 million for the preceding year. The exploration and production segment remains the most important contributor to the profit of the company.

Refining and Chemicals

Turnover.  Turnover increased 32.6% from RMB501,300 million for the year ended December 31, 2009 to RMB664,773 million for the year ended December 31, 2010. The increase was primarily due to an increase in both the selling prices and sales volumes of key refined products.

Operating Expenses.  Operating expenses increased 35.7% from RMB483,992 million for the year ended December 31, 2009 to RMB656,926 million for the year ended December 31, 2010. The increase was primarily due to an increase in the purchase costs of crude oil and feedstock oil from external suppliers.

Profit/loss from Operations.  The profit margin of refining and chemicals operations narrowed as a result of the rising crude oil prices and the fact that such rise was not fully reflected in the prices of refined products. The profit from operations amounted to RMB7,847 million for the year ended December 31, 2010, representing a decrease of 54.7% from the profit of RMB17,308 million for the year ended December 31, 2009.

Marketing

Turnover.  Turnover increased 47.7% from RMB768,295 million for the year ended December 31, 2009 to RMB1,134,534 million for the year ended December 31, 2010. The increase was primarily due to an increase in both the selling prices and the sales volumes of refined products and an increase in revenue from the oil products trading business.

Operating Expenses.  Operating expenses increased 48.2% from RMB755,030 million for the year ended December 31, 2009 to RMB1,118,578 million for the year ended December 31, 2010. The increase was primarily due to an increase in the purchase costs of refined products from external suppliers, together with an increase in expenses relating to the oil products trading business.

Profit from Operations.  Profit from operations was RMB15,956 million for the year ended December 31, 2010, representing an increase of 20.3% from RMB13,265 million for the last year. The marketing segment is an important contributor to the company’s improvements on competitiveness and overall efficiency.

Natural Gas and Pipeline

Turnover.  Turnover increased 50.7% from RMB77,658 million for the year ended December 31, 2009 to RMB117,043 million for the year ended December 31, 2010. The increase was primarily due to (i) an increase in the selling price of natural gas, and the increase in sales volume of domestic natural gas and natural gas imported from Central Asia; and (ii) our persistent efforts to promote the company’s city gas and LPG businesses, which led to an increase in sales revenue during the year.

Operating Expenses.  Operating expenses increased 64.9% from RMB58,612 million for the year ended December 31, 2009 to RMB96,628 million for the year ended December 31, 2010. The increase was primarily due to an increase in the costs of natural gas imports from Central Asia and LPG imports, and costs on the purchase of domestic natural gas.

Profit from Operations.  Profit from operations was RMB20,415 million for the year ended December 31, 2010, representing an increase of 7.2% from RMB19,046 million of the same period in 2009. The natural gas and pipeline segment is an important contributor to the company’s profits.

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

	Sales Volume (thousand tons)			Average Realized Price (RMB/ton)
			Percentage of			Percentage of
	2009	2008	Change (%)	2009	2008	Change (%)

Crude oil*	53,768	38,603	39.3	2,750	4,348	(36.8)
Natural gas (million cubic metre, RMB/’000 cubic metre)	59,614	51,054	16.8	814	813	0.1
Gasoline	30,777	29,399	4.7	5,763	5,881	(2.0)
Diesel	64,659	56,081	15.3	4,965	5,526	(10.2)
Kerosene	5,817	4,798	21.2	3,896	6,355	(38.7)
Heavy oil	8,472	7,061	20.0	2,903	3,541	(18.0)
Polyethylene	2,349	2,195	7.0	8,430	10,219	(17.5)
Lubricant	1,796	2,003	(10.3)	7,204	7,515	(4.1)

*	The crude oil listed above represents all the external sales volume of crude oil of the company.

Operating Expenses.  Operating expenses decreased 4.1% from RMB913,033 million for the year ended December 31, 2008 to RMB875,831 million for the year ended December 31, 2009, of which:

Purchases, Services and Other Expenses.  Purchases, services and other expenses decreased 12.5% from RMB562,851 million for the year ended December 31, 2008 to RMB492,472 million for the year ended December 31, 2009. This was primarily due to (i) a decrease in the purchase prices of crude oil and feedstock oil from external suppliers that resulted in a decrease in purchase costs; and (ii) a decrease in the prices of raw materials, fuel, energy and other production materials as well as changes in inventories that resulted in a decrease in purchase costs.

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

Taxes Other than Income Taxes.  Taxes other than income taxes increased 9.1% from RMB124,132 million for the year ended December 31, 2008 to RMB135,465 million for the year ended December 31, 2009. The change was primarily due to (i) a significant decrease in the payment of the special levy on the sale of domestic crude oil by the company compared with that of last year, from RMB85,291 million for the year ended December 31, 2008 to RMB20,020 million for the year ended December 31, 2009; (ii) a sharp increase in consumption tax expenses borne by the company as a result of the implementation of a new policy on fuel consumption tax in 2009, from RMB13,570 million for the year ended December 31, 2008 to RMB82,429 million for the year ended December 31,

2009; and (iii) an increase of RMB5,368 million in urban maintenance and construction tax and educational surcharge as a result of the increase in tax payments including fuel consumption tax.

Other (Expenses)/Incomes, net.  Other expenses, net was RMB4,837 million for the year ended December 31, 2009, while other incomes, net was RMB12,372 million for the year ended December 31, 2008. This was primarily due to the recognition by the company of government grants for the supply of crude oil and refined products in 2008.

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

Net Interest Expenses.  Net interest expenses increased 397.1% from RMB767 million for the year ended December 31, 2008 to RMB3,813 million for the year ended December 31, 2009. The increase in net interest expenses was primarily due to the combined effect of a substantial increase in the outstanding balance of interest-bearing debts and a decrease in interest income resulting from a decrease in the average outstanding balance of deposits.

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

Liquidity and Capital Resources

Our primary sources of funding include cash generated by operating activities and short-term and long-term borrowings. Our primary uses of funds were for operating activities, acquisitions, capital expenditures, repayment of short-term and long-term borrowings and distributions of dividends to shareholders. Our payments to CNPC are limited to dividends and payments for services provided to us by CNPC. In the year ended December 31, 2010, we distributed as dividends 45% of our reported income for the year attributable to our shareholders. See “Item 8 — Financial Information — Dividend Policy” for a discussion of factors which may affect the determination by our board of directors of the appropriate level of dividends.

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

We plan to fund the capital and related expenditures described in this annual report principally through cash from operating activities, short-term and long-term borrowings and cash and cash equivalents. Net cash flows from operating activities in the year ended December 31, 2010 was RMB310,686 million. As of December 31, 2010, we had cash and cash equivalents of RMB45,709 million. While each of the projects described in this annual report for which significant capital expenditures will be required is important to our future development, we do not believe that failure to implement any one of these projects would have a material adverse effect on our financial condition or results of operations. If the price of crude oil undergoes a steep decline in the future, it is likely that we would delay or reduce the scale of the capital expenditures for our exploration and production segment.

In October 2007, we issued 4 billion A Shares, which have been listed and traded on the Shanghai Stock Exchange since November 5, 2007. The total proceeds and net proceeds from such issuance were RMB66,800 million and RMB66,243 million, respectively. Of the net proceeds, approximately RMB6,840 million were used for the project to increase the crude oil production capacity of Changqing Oilfield; approximately RMB5,930 million were used for the project to increase the crude oil production capacity of Daqing Oilfield; approximately RMB1,500 million were used for the project to increase the crude oil production capacity of Jidong Oilfield; approximately RMB17,500 million were used for the project to process and refine sulphur-bearing crude oil imported from Kazakhstan and the ethylene technology development project of Dushanzi Petrochemical, and approximately RMB6,000 million were used for the 1.2 million tons/year ethylene redevelopment and expansion project of Daqing Petrochemical. The balance of the net proceeds will be used as additional working capital and for general commercial purpose. A total of RMB63,988 million were used by the end of 2010, and the unused amount currently is deposited a special bank account of our company.

We currently do not have any outstanding options, warrants or other rights for any persons to require us to issue any common stock at a price below its market value. We do not currently intend to issue any such rights or to otherwise issue any common stock for a price below its market value.

In addition, we did not have for the year ended December 31, 2010, and do not currently have, any transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect the liquidity or availability of or requirements for our capital resources.

The table below sets forth our cash flows for each of the years ended December 31, 2008, 2009 and 2010 and our cash equivalents at the end of each period.

	Year Ended December 31,
	2008	2009	2010
	(RMB in millions)

Net cash flows from operating activities	172,465	261,972	310,686
Net cash flows used for investing activities	(211,797)	(261,453)	(291,192)
Net cash flows from/(used) financing activities	3,777	53,077	(60,944)
Currency translation difference	(112)	179	234
Cash and cash equivalents at year end	33,150	86,925	45,709

Our cash and cash equivalents decreased by 47.4% from RMB86,925 million as of December 31, 2009 to RMB45,709 million as of December 31, 2010.

Net Cash Flows from Operating Activities

Our net cash flows from operating activities for the year ended December 31, 2010 was RMB310,686 million, representing an increase of 18.6% compared with RMB261,972 million generated for the year ended December 31, 2009. This was mainly due to the increase in net profit in 2010 compared with that of last year. As at December 31, 2010, the company had cash and cash equivalents of RMB45,709 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 75.2% were denominated in Renminbi, approximately 17.8% were denominated in US Dollars, approximately 0.8% were denominated in HK Dollars and approximately 6.2% were denominated in other currencies).

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

Net Cash Flows Used for Investing Activities

Our net cash flows used for investing activities for the year ended December 31, 2010 was RMB291,192 million, representing an increase of 11.4% compared with RMB261,453 million used for investing activities for the year ended December 31, 2009. The net increase was primarily due to an increase in expenditures for the acquisition of associated companies and joint venture companies.

Our net cash flows used for investing activities for the year ended December 31, 2009 was RMB261,453 million, representing an increase of 23.4% compared with RMB211,797 million used for investing activities for the year ended December 31, 2008. The net increase was primarily due to an increase in capital expenditures paid in cash during the year as a result of the construction of the strategic projects (including the Second West-East Gas Pipeline) and major programs by the company.

Net Cash Flows From/(Used) Financing Activities

Our net cash outflow used for financing activities for the year ended December 31, 2010 was RMB60,944 million, while our net cash inflow from financing activities for the year ended December 31, 2009 was RMB53,077 million. This was primarily due to the amount of repayment of borrowings exceeding new loans borrowed during 2010.

Our net cash flows from financing activities for year ended December 31, 2009 was RMB53,077 million, while our net cash flows from financing activities for the year ended December 31, 2008 was RMB3,777 million. This increase was primarily because we increased our financing activities in response to the financial crisis.

Our net borrowings as of December 31, 2008, 2009 and 2010 were as follows:

	December 31,
	2008	2009	2010
	(RMB in millions)

Short-term debt (including current portion of long-term debt)	93,670	148,851	102,268
Long-term debt	32,852	85,471	131,352

Total debt	126,522	234,322	233,620

Less:
Cash and cash equivalents	33,150	86,925	45,709

Net debt	93,372	147,397	187,911

Of our total borrowings as at December 31, 2010, approximately 79.9% were fixed-rate loans and approximately 20.1% were floating-rate loans. Of our borrowings as at December 31, 2010, approximately 86.2% were denominated in Renminbi, approximately 12.1% were denominated in United States Dollars, approximately 1.3% were denominated in Canadian Dollars and approximately 0.4% were denominated in other currencies.

Of our total borrowings as at December 31, 2009, approximately 69.7% were fixed-rate loans and approximately 30.3% were floating-rate loans. Of our borrowings as at December 31, 2009, approximately 83.2% were denominated in Renminbi, approximately 16.7% were denominated in U.S. dollar, and approximately 0.1% were denominated in other currencies.

Our debt to capital ratio (calculated by dividing interest-bearing debts by the aggregate of interest-bearing debts and shareholder’s equity) as of December 31, 2010 was 18.8%, as compared to 20.5% as of December 31, 2009.

Capital Expenditures and Investments

For the year ended December 31, 2010, our capital expenditures increased 3.5% to RMB276,212 million from RMB266,836 million for the year ended December 31, 2009. The increase in capital expenditures was primarily due to an increase in input for constructions in sizeable oil and gas zones in China and overseas, as part of our strategy to continue focusing on oil and gas exploration and development. On the other hand, we reasonably timed our investment decisions and focused more on strengthening control of the process of projects. This served to reduce costs and control the growth in capital expenditures.

The table below sets forth our capital expenditures and investments by business segment for each of the years ended December 31, 2008, 2009 and 2010 as well as those anticipated for the year ending December 31, 2011. Actual capital expenditures and investments for periods after January 1, 2011 may differ from the amounts indicated below.

								2011
	2008		2009			2010		Anticipated
	(RMB in		(RMB in			(RMB in		(RMB in
	millions)%		millions)%			millions)%		millions)%

Exploration and production(1)	157,194	67.6	129,017		48.4	160,893	58.3	171,800	53.7
Refining and chemicals	30,619	13.2	42,558		15.9	44,242	16.0	48,000	15.0
Marketing	4,974	2.1	18,174		6.8	15,793	5.7	19,900	6.2
Natural gas and pipeline	36,848	15.9	74,754		28.0	53,648	19.4	77,300	24.2
Others	2,742	1.2	2,333		0.9	1,636	0.6	3,000	0.9

Total	232,377	100.0	266,836	(2)	100.0	276,212	100.0	320,000	100.0

(1)	If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the exploration and production segment for 2009 and 2010, and the estimates for the same in 2011 would be RMB138,396 million, RMB173,142 million and RMB184,800 million, respectively.

(2)	The capital expenditure for 2009 has excluded the consideration for the acquisition of Singapore Petroleum Company Limited in the amount of Singapore dollars (“S$”)3,239 million (approximately RMB15,296 million).

As of December 31, 2010, the capital expenditures contracted for at the balance sheet date but not recognized in our consolidated financial statements were approximately RMB49,495 million.

Exploration and Production

A majority of our capital expenditures and investments relate to our exploration and production segment. For each of the three years ended December 31, 2008, 2009 and 2010 capital expenditures in relation to the exploration and production segment amounted to 157,194 million, 129,017 million and RMB160,893 million, respectively. In 2010, the capital expenditures and investments in the exploration and production segment were primarily used for large oil and gas exploration projects and for the construction of key production capacities for various oil and gas fields such as in the oil and gas fields located in Changqing, Daqing, Tarim and Southwestern oil and gas fields in China and for the development of large-sized overseas oil and gas fields such as Aktyubinsk and Rumaila oil and gas fields.

We anticipate that capital expenditures for the exploration and production segment for the year ended December 31, 2011 will amount to approximately RMB171,800 million, of which approximately RMB30,000 million will be mainly used for oil and gas exploration activities, and approximately RMB141,800 million will be used for the oil and gas development activities. Domestic exploration activities will be mainly focused on the overall development of regions in Songliao Basin, Bohai Basin, Erdos Basin, Sichuan Basin, Tarim Basin and other key oil and gas regions.

Development activities will be focused on the construction of new proved oil and gas fields, while the steady and increasing production of Daqing, Changqing, Liaohe, Tarim and Southwestern oil and gas fields will also be emphasized; oil and gas exploration and development in Central Asia, the Middle East, America, and Asia Pacific regions will be the focus of our overseas development efforts.

Refining and Chemicals

Our capital expenditures for our refining and chemicals segment for each of the years ended December 31, 2008, 2009 and 2010 were RMB30,619 million, RMB42,558 million, RMB44,242 million, respectively. Among the capital expenditure made in 2010, RMB15,452 million was used on the construction of refinery facilities and RMB28,790 million was used on the construction of chemicals facilities. Capital expenditures for the Refining and Chemicals segment were mainly used for the construction of refining facilities with refining capacities of over 10 million tons of crude oil per year and large scale ethylene projects, such as the Guangxi Petrochemical, Sichuan Petrochemical, Fushun Petrochemical and Daqing Petrochemical projects.

We anticipate that our capital expenditures for our refining and chemicals segment for 2011 will amount to RMB48,000 million, approximately RMB28,000 million of which will be used for the construction and expansion of refinery facilities, mainly for large scale refining projects at Sichuan Petrochemical, Huhhot Petrochemical and Ningxia Petrochemical, and approximately RMB20,000 million will be used for the construction and expansion of chemicals facilities, mainly the large scale ethylene projects at Sichuan Petrochemical, Fushun Petrochemical and Daqing Petrochemical.

Marketing

Our capital expenditures for our marketing segment for each of the years ended December 31, 2008, 2009 and 2010 were RMB4,974 million, RMB18,174 million and RMB15,793 million, respectively. Our capital expenditures for the marketing segment in 2010 were mainly used for the construction of service stations, storage facilities and other facilities for our sales network.

Our anticipated capital expenditures for our marketing segment for the year ending December 31, 2011 amount to RMB19,900 million, which are expected to be used primarily for the construction and expansion of high-efficiency sales networks.

Natural Gas and Pipeline

Our capital expenditures for the natural gas and pipeline segment for each of the three years ended December 31, 2008, 2009 and 2010 were RMB36,848 million, RMB74,754 and RMB53,648 million, respectively. Our capital expenditures for the natural gas and pipeline segment in 2010 were mainly used for the construction of the Second West-East Gas Pipeline, the Russia to China crude oil transmission pipeline and the Lanzhou-Zhengzhou-Changsha Refined Products Pipeline.

Our anticipated capital expenditures for our natural gas and pipeline segment for the year ending December 31, 2011 amount to approximately RMB77,300 million, which are expected to be used primarily for the construction of major oil and gas transmission projects such as the Second West-East Gas Pipeline, Zhongwei to Guiyang Natural Gas Pipeline and the Lanzhou to Chengdu Crude Oil Pipeline and associated liquefied natural gas and city gas facilities.

Others

Our non-segment-specific capital expenditures and investments for each of the years ended December 31, 2008, 2009 and 2010 were RMB2,742 million, RMB2,333 million and RMB1,636 million, respectively.

Our anticipated non-segment-specific capital expenditures for the year ending December 31, 2011 amount to RMB3,000 million. These planned capital expenditures and investments mainly include capital expenditures for scientific research activities and the construction of the information system.

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

The tables below set forth our long-term contractual obligations outstanding as of December 31, 2010.

	Payment Due by Period
		Less Than			After
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(RMB in millions)

Long-term debt	136,445	5,093	48,084	62,644	20,624
Capital lease obligations	—	—	—	—	—
Operating leases	94,842	4,118	6,765	6,407	77,552
Capital commitments	49,495	42,774	6,721	—	—
Unconditional purchase obligations	2,631	1,328	1,212	42	49
Other long-term obligations	—	—	—	—	—
Debt-related interest	24,068	4,605	7,924	5,521	6,018
Total contractual cash obligations	307,481	57,918	70,706	74,614	104,243

We are obligated to make annual payment with respect to our exploration and production licenses to the Ministry of Land and Resources. The table below sets forth the estimated amount of the annual payments in the next five years:

Year	Annual Payment
(RMB in millions)

2011	1,000
2012	1,000
2013	1,000
2014	1,000
2015	1,000

Assets Retirement Obligation

A number of provinces and regions in which our oil and gas exploration and production activities are located have promulgated environment protection regulations, which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. We have established standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of these provincial and regional regulations. An additional obligation of RMB13,736 million was recorded in 2010.

Research and Development

We have a research and development management department, directly under which there are three research institutions. Except for our branch companies which are engaged in marketing activities, each of our branch companies has its own research and development management department. Most of our branch companies have their own research institutions. Our research and development management departments are mainly responsible for managing and coordinating the research and development activities conducted by each of the research institutions. As of December 31, 2010, we had 26,512 employees engaged in research and development functions.

In each of the years ended December 31, 2008, 2009 and 2010, our total expenditures for research and development were approximately RMB7,760 million, RMB9,887 million and RMB11,840 million, respectively.

Exploration and Production

Most of China’s major oil and gas fields are characterized by a broad range of geological conditions, and a majority of China’s oil and gas fields are in continental sedimentary basins with complex structures. Our research and development efforts with respect to our exploration and production business focus on:

•	theories and technologies of crude oil and natural gas exploration;

•	oil and gas development and surface engineering technology;

•	oil and gas production and pipeline transportation; and

•	security, energy conservation and environment protection.

Refining and Chemicals

Currently, our research and development efforts in the refining and chemicals segment are focusing on the following areas:

•	technology for clean refined oil products;

•	core technology for heavy oil processing;

•	technology for developing high quality and high value synthetic resin products;

•	high performance synthetic rubber products;

•	production technology for low cost chemical raw materials; and

•	integration of the informationization technology and refinery business.

Trend Information

The world economic situation and energy industry are developing and changing rapidly. China may encounter unexpected challenges and obstacles in maintaining a stable economic development. The increase in China’s domestic demand for refined oil products is still subject to many uncertainties. The competition on China’s domestic petroleum and petrochemical market will be more intense.

Other than as disclosed above and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the periods from January 1, 2008 to December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Other Information

Inflation

Inflation or deflation has not had a significant impact on our results of operations for the year ended December 31, 2010.

Related Party Transactions

For a discussion of related party transactions, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” and Note 37 to our consolidated financial statements included elsewhere in this annual report.

Recent Developments in IFRS

For a detailed discussion of recent developments in IFRS, see Note 3 to our consolidated financial statements.

ITEM 6 —	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors, Senior Management and Supervisors

As of the end of the current reporting period, our board of directors consisted of fourteen directors, five of whom were independent non-executive directors. The directors are elected at a meeting of our shareholders for a term of three years. The directors may be re-elected and re-appointed upon the expiration of his/her term of office. The functions and duties conferred on the board of directors include:

•	convening shareholders’ meetings and reporting its work to the shareholders’ meetings;

•	implementing the resolutions of the shareholders’ meetings;

•	determining our business plans and investment plans;

•	formulating our annual budget and final accounts;

•	formulating our profit distribution proposal and loss recovery proposals;

•	formulating proposals for the increase or reduction of our registered capital and the issuance of our debentures or other securities and listings;

•	formulating proposals for any amendment of our articles of association;

•	deciding on our internal management structure and formulate our basic management system;

•	Managing the information disclosures of our company and other matters relating to communications with the shareholders; and

•	exercising any other powers and duties conferred by the shareholders at general meetings and set forth in our articles of association.

Eight of the directors are affiliated with CNPC or an affiliate of CNPC.

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

The supervisory board shall be responsible to the shareholders’ meeting and shall exercise the following functions and powers in accordance with law:

•	to review the periodic reports prepared by the board of directors and issue written opinions in connection with such review;

•	to review the company’s financial position;

•	to oversee the performance of duties by the directors, the president, senior vice presidents, vice presidents, the chief financial officer and other senior officers of the company and to propose the removal of any of the foregoing persons who acts in contravention of any law, regulation, the company’s articles of association or any resolutions of the shareholders’ meeting;

•	to demand any director, the president, senior vice president, vice president, the chief financial officer or any other senior officer who acts in a manner which is harmful to the company’s interest to rectify such behavior;

•	to check the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the shareholders’ meetings and to authorize, in the company’s name, publicly certified and practicing auditors to assist in the re-examination of such information should any doubt arise in respect thereof;

•	to propose the convening of an extraordinary shareholders’ meeting, and convene and preside over a shareholders’ meeting when the board fails to perform its duties to do so as set forth in the PRC Company Law;

•	to submit proposals to the shareholders’ meetings;

•	to confer with any director, or initiate legal proceedings on behalf of the company against any director, the president, senior vice president, vice president, the chief financial officer or any other senior officer in accordance with Article 152 of the PRC Company Law

•	to initiate investigations upon being aware of any extraordinary development in the operational conditions of the company;

•	together with the audit committee of the board, reviewing and supervising the engagement and work of external auditors, including evaluating the performance of external auditors annually and raising proposals to the shareholders’ meetings with respect to the engagement, re-engagement and dismissal of external auditors and the compensation of such external auditors;

•	to supervise the legal compliance of the related-party transactions; and

•	other functions and powers as set forth in the articles of association of the company.

Supervisors shall attend meetings of the board of directors as observers.

In the event that any action of our directors adversely affects our interests, supervisors shall confer with or initiate legal proceedings against such directors on our behalf. A resolution proposed at any meeting of the supervisory board shall be adopted only if it is approved by two-thirds or more of our supervisors.

Our senior management is appointed by and serves at the supervision of our board of directors. The board of directors will review, evaluate and supervise the performance of the executive team and reward or punish the members of the executive team in accordance with relevant rules and regulations.

The following table sets forth certain information concerning our directors, supervisors and executive officers as of December 31, 2010.

Name	Age	Position	Date of Election(1)

Jiang Jiemin	55	Chairman of the board of directors	May 15, 2008
Zhou Jiping	58	Vice Chairman of the board of directors and president	May 15, 2008
Wang Yilin(2)	54	Director	May 15, 2008
Zeng Yukang	60	Director	May 15, 2008
Wang Fucheng	60	Director	May 15, 2008
Li Xinhua	57	Director	May 15, 2008
Liao Yongyuan	48	Director and vice president	May 15, 2008
Wang Guoliang	58	Director	May 15, 2008
Jiang Fan	47	Director	May 15, 2008
Chee-Chen Tung	68	Independent non-executive director	May 15, 2008
Liu Hongru	80	Independent non-executive director	May 15, 2008
Franco Bernabè	62	Independent non-executive director	May 15, 2008
Li Yongwu	66	Independent non-executive director	May 15, 2008
Cui Junhui	64	Independent non-executive director	May 15, 2008
Li Hualin	48	Vice President and Secretary to the board of directors
Sun Longde	48	Vice president
Shen Diancheng	51	Vice president
Liu Hongbin	47	Vice president
Zhou Mingchun	43	Chief financial officer
Zhao Zhengzhang	54	Vice president
Bo Qiliang	48	Vice president
Sun Bo	50	Vice president
Lin Aiguo	52	Chief engineer
Wang Daofu	55	Chief geologist
Huang Weihe	53	Chief engineer
Chen Ming	60	Chairman of the supervisory board
Wen Qingshan	52	Supervisor
Sun Xianfeng	58	Supervisor
Yu Yibo	47	Supervisor
Wang Yawei	56	Supervisor
Qin Gang	57	Supervisor
Wang Shali	56	Supervisor
Li Yuan	63	Independent supervisor
Wang Daocheng	70	Independent supervisor

(1)	For directors only; and

(2)	On April 15, 2011, Mr. Wang Yilin resigned as a director of our company with immediate effect.

Directors

Jiang Jiemin, aged 55, is the Chairman of our company and the General Manager of CNPC. Mr. Jiang is a senior economist and has been awarded with post-graduate qualification. Mr. Jiang has nearly 40 years of working experience in China’s oil and gas industry. He was made Deputy Director of the Shengli Petroleum Administration Bureau in March 1993, Senior Executive of the Qinghai Petroleum Administration Bureau in June 1994 and

Director of Qinghai Petroleum Administration Bureau in November 1994, and Assistant to the General Manager and Team Leader for the Restructuring and Listing Preparatory Team of CNPC in February 1999, and a Director and Vice President of our company in November 1999. Mr. Jiang was appointed Deputy Provincial Governor of the Qinghai Province in June 2000, was made a member of the provincial party committee of the Qinghai Province and Deputy Provincial Governor of Qinghai in November 2000, and the deputy secretary of the provincial party committee of Qinghai Province and Deputy Provincial Governor of Qinghai in June 2003. Mr. Jiang became the Deputy General Manger of CNPC in April 2004, and Vice Chairman and President of our company in May 2004. Mr. Jiang has been the General Manager of CNPC since November 2006, and the Chairman of our company since May 2007. Mr. Jiang stepped down as the President of our company in May 2008.

Zhou Jiping, aged 58, is the Vice Chairman and President of our company and a Deputy General Manager of CNPC. Mr. Zhou is a professor-level senior engineer and holds a master’s degree. He has nearly 40 years of working experience in China’s oil and gas industry. In November 1996, he was appointed Deputy Director of the International Exploration and Development Cooperation Bureau of China National Petroleum Corporation and Deputy General Manager of China National Oil & Gas Exploration and Development Corporation. In December 1997, he was appointed General Manager of China National Oil & Gas Exploration and Development Corporation and Deputy Director of the International Exploration and Development Cooperation Bureau of China National Petroleum Corporation, and in August 2001, he was appointed Assistant to the General Manager of CNPC and General Manager of China National Oil & Gas Exploration and Development Corporation. Mr. Zhou has been a Deputy General Manager of CNPC since December 2003, and a Director of our company since May 2004. In May 2008, Mr. Zhou was appointed the Vice Chairman and President of our company.

Wang Yilin, aged 54, was a Director of our company from November 2005 to April 15, 2011. Mr. Wang is a professor-level senior engineer and holds a doctoral degree. He has nearly 30 years of working experience in China’s oil and gas industry. Mr. Wang was appointed the Deputy Director and Chief Exploration Geologist of Xinjiang Petroleum Administration Bureau in June 1996, and the General Manager of our Xinjiang Oilfield Company in September 1999. He was appointed a senior executive of Xinjiang Petroleum Administration Bureau and the General Manager of Xinjiang Oilfield Company in June 2001. He worked as the Assistant General Manager of CNPC, concurrently as a senior executive of Xinjiang Petroleum Administration Bureau and the General Manager of Xinjiang Oilfield Company since July 2003. Mr. Wang was appointed a Deputy General Manager of CNPC in December 2003 while concurrently acting as a senior executive of Xinjiang Petroleum Administration Bureau and the General Manager of Xinjiang Oilfield Company. From May 2004, he ceased to work as a senior executive Xinjiang Petroleum Administration Bureau and the General Manager of Xinjiang Oilfield Company. He had been a Director of our company since November 2005. Mr. Wang resigned as a Director of our company on April 15, 2011 with immediate effect. Mr. Wang Yilin ceased to be the Deputy General Manager of CNPC after the approval of the State-owned Assets Supervision and Administration Commission of the State Council.

Zeng Yukang, aged 60, is a Director of our company and a Deputy General Manager of CNPC. Mr. Zeng is a professor-level senior economist and holds a college degree. He has over 40 years of working experience in China’s oil and gas industry. Mr. Zeng had been the Senior Executive of the Exploration and Development Institute of Daqing Petroleum Administration Bureau since December 1996. From February 2000, he was appointed the Standing Deputy Director of Daqing Petroleum Administration Bureau. From March 2001 to February 2008 he was acting as the Director of Daqing Petroleum Administration Bureau, and in November 2002, he was appointed the Assistant to the General Manager of CNPC. He has been a Deputy General Manager of CNPC since September 2005, and a Director of our company since November 2005.

Wang Fucheng, aged 60, is a Director of our company and concurrently a Deputy General Manager of CNPC. Mr. Wang is a professor-level senior economist and holds a bachelor’s degree. Mr. Wang has nearly 45 years of working experience in China’s oil and gas industry. From August 1986, Mr. Wang worked as Senior Executive of the Shengli Petroleum Administration Bureau. Since December 1992, Mr. Wang had worked as Senior Executive of the Liaohe Petroleum Exploration Administration Bureau. Since November 1997, Mr. Wang had worked as Director of the Liaohe Petroleum Exploration Administration Bureau. Since October 1999, Mr. Wang had been the General Manager of the Liaohe Oilfield Branch of our company. Mr. Wang had been a Director of our company from June 2000. Mr. Wang was appointed a Vice President of our company in July 2000. After stepping down from his position as a Director of our company, from November 2005 to May 2008, Mr. Wang worked as the Chairman of the Supervisory Board of our company. Mr. Wang has been a Deputy General Manager of CNPC since September 2007. In May 2008, Mr. Wang was appointed a Director of our company after stepping down from his position as the Chairman of the Supervisory Board of our company.

Li Xinhua, aged 57, is a Director of our company and a Deputy General Manager of CNPC. Mr. Li is a senior engineer and holds a college degree. Mr. Li has over 35 years of working experience in China’s petrochemical industry. In June 1985 Mr. Li was appointed the Vice Director of Yunnan Province Natural Gas Chemical Plant, in February 1992 the Director of Yunnan Province Natural Gas Chemical Plant, in March 1997 the Chairman and General Manager of Yunnan Province Yuntianhua Group, in March 2002 the Assistant Governor of Yunnan Province, In January 2003 the Deputy Governor of Yunnan Province, and in April 2007 a Deputy General Manager of CNPC. Since May 2008, Mr. Li has been acting as a Director of our company.

Liao Yongyuan, aged 48, is a Director and Vice President of our company and concurrently serves as the Deputy General Manager and Safety Director of CNPC. Mr. Liao holds a master’s degree and is a professor-level senior engineer. He has nearly 30 years of working experience in China’s oil and gas industry. He was Deputy Director of the New Zone Exploration and Development Department of China National Petroleum Corporation from June 1996, the Standing Deputy Commander and then Commander of Tarim Petroleum Exploration and Development Headquarters from November 1996. He was the General Manager of Tarim Oilfield Branch Company from September 1999, and also Deputy Director of Gansu Provincial Economic and Trade Committee from October 2001. He has worked as the Assistant to the General Manager of CNPC since January 2004 and has been concurrently the Head of Coordination Team for Oil Enterprises in Sichuan and Chongqing and Director of Sichuan Petroleum Administration since April 2004. He has been a Vice President of our company since November 2005. He was appointed a Deputy General Manager of CNPC in February 2007, and Safety Director of CNPC in July 2007. He has been a Director of our company since May 2008.

Wang Guoliang, aged 58, is a Director of our company and the General Accountant of CNPC. Mr. Wang is a professor-level senior accountant and holds a master’s degree. Mr. Wang has nearly 30 years of working experience in China’s oil and gas industry. Mr. Wang had worked as the Vice President of China Petroleum Finance Company Limited from October 1995. In November 1997, he was appointed a Deputy General Manager and the General Accountant of China National Oil & Gas Exploration and Exploitation Corporation. Mr. Wang had been the Chief Financial Officer of our company from November 1999. He was appointed General Accountant of CNPC in February 2007, and Director of our company in May 2008.

Jiang Fan, aged 47, is a Director of our company and the General Manager of Dalian Petrochemical Company. Mr. Jiang is a professor-level senior engineer and holds a master’s degree. He has over 25 years of working experience in China’s oil and gas industry. Mr. Jiang was appointed the Deputy Manager of Dalian Petrochemical Company in December 1996 and the Deputy General Manager of Dalian Petrochemical Company in September 1999. He has been the General Manager of PetroChina Dalian Petrochemical Company since February 2002, and a Director of our company since November 2005.

Independent Non-executive Directors

Chee-Chen Tung, aged 68, is an independent non-executive Director of our company. Mr. Tung is the Chairman and Chief Executive Officer of Orient Overseas (International) Limited. He was educated at the University of Liverpool, England, where he received his Bachelor of Science degree. He later acquired a Master’s degree in Mechanical Engineering at the Massachusetts Institute of Technology in the United States. He served as Chairman of the Hong Kong Shipowners’ Association between 1993 and 1995. From 1999 to 2001, he was the Chairman of the Hong Kong General Chamber of Commerce. He is an independent non-executive director of Zhejiang Expressway Co., Ltd., BOC Hong Kong (Holdings) Limited, Wing Hang Bank Limited, Sing Tao News Corporation Limited, Cathay Pacific Airways Limited and U-Ming Marine Transport Corporation, and a member of the Hong Kong Port Development Board. Mr. Tung is also the Chairman of the Institute for Shipboard Education Foundation, the Chairman of the Advisory Council and a member of the Board of Trustees of the Hong Kong Polytechnic University and a member of the Board of Trustees of the International Academic Center of the University of Pittsburgh and the School of Foreign Service of Georgetown University. Mr. Tung has been an independent non-executive Director of our company since November 1999.

Liu Hongru, aged 80, is an independent non-executive Director of our company. Mr. Liu is a professor and holds a doctoral degree. He graduated from the Faculty of Economics of the University of Moscow in 1959 with an associate Doctoral degree. Mr. Liu worked as Vice Governor of the Agricultural Bank of China, Vice-Governor of the People’s Bank of China, Deputy Director of the State Economic Restructuring Committee, and the Chairman of the China Securities Regulatory Commission. Mr. Liu is also a professor at the Peking University, the Postgraduate School of the People’s Bank of China and the City University of Hong Kong. Mr. Liu also serves as a non-executive director of OP Financial Investments Limited and possesses the accounting or financial management qualification required under the Rules Governing the Listing of Securities on the Stock Exchange Hong Kong Limited. Mr. Liu was appointed an independent Supervisor of our company in December 1999. After his resignation from this position as independent supervisor, Mr. Liu was appointed an independent non-executive Director of our company in November 2002.

Franco Bernabè, aged 62, is an independent non-executive Director of our company. He holds a doctoral degree in political economics. He is currently the Chief Executive Officer of Telecom Italia (serving a second time). Prior to that, he held the responsibilities of the chairman of the Franco Bernabè Group, the Vice Chairman of H3G, the Vice Chairman of Rothschild Europe, a non-executive director of Pininfarina Spa and an independent non-executive director of Areoportidi Bologna. Mr. Bernabè joined ENI in 1983 to become an assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 he was the Chief Executive Officer of ENI. Mr. Bernabè led the restructuring program of the ENI Group, making it one of the world’s most profitable oil companies. Between 1998 and 1999, Mr. Bernabè was the Chief Executive Officer of Telecom Italia. Between 1999 and 2000, he has also served as a special representative of the Italian government for the reconstruction of the Balkan region. He was the Chairman of La Biennale di Venezia from 2001 to 2003 and has been the Chairman of the Modern Arts Museum of Trento and Rovereto since 2005. Prior to his joining ENI, Mr. Bernabè was the head of economic studies at FIAT. Mr. Bernabè was a senior economist at the OECD Department of Economics and Statistics in Paris. Earlier he was a professor of economic politics at the School of Industrial Administration, Turin University. He had also served on the Advisory Board of the Council of Foreign Relations and is currently an International Governor of the Peres Center for Peace. Mr. Bernabè has been an independent non-executive Director of our company since June 2000.

Li Yongwu, aged 66, is an independent non-executive Director of our company. Mr. Li is a senior engineer and holds a bachelor’s degree. In June 1991, Mr. Li was appointed as the Director of Tianjin Chemicals Bureau. In July 1993, he was appointed as the Director of Tianjin Economic Committee. He was elected as the Vice Minister of the PRC Ministry of Chemical Industry in April 1995. He became Director of the State’s Petroleum and Chemical Industry Bureau in March 1998. In April 2001, he was appointed a Deputy Director of the Liaison Office of the Central Government at the Special Administrative Region of Macau. In December 2004, he was appointed the Vice President of China Petroleum and Petrochemical Industry Association. In May 2005, he became the Chairman of China Petroleum and Petrochemical Industry Association and in November 2005, he became an Independent Supervisor of our company. In 2003, he was elected as a standing member of the Tenth Chinese People’s Consultative Conference. In May 2008, Mr. Li was appointed an independent non-executive Director of our company.

Cui Junhui, aged 64, is an independent non-executive Director of our company. Mr. Cui is a representative of the 11th National People’s Congress of the PRC and a Committee Member of the Financial and Economic Affairs Committee of the National People’s Congress of the PRC. He is holder of a postgraduate degree (part-time study). The positions he held include Deputy Director of the Tax Bureau of Shandong Province and the Director of State Tax Bureau of Shandong Province. From January 2000 to January 2007, he served as a Deputy Director of the State Administration of Taxation. In December 2006, he was made a Vice President of China Society of Taxation and a Vice President of China Charity Federation. Mr. Cui was elected as a representative of the 11th National People’s Congress and a member of the Financial and Economic Affairs Committee of the National People’s Congress in March 2008. In April 2008, Mr Cui was elected as the President of the sixth term of the Chinese Taxation Institute. Mr. Cui has served as a non-executive Director of our company since May 2008.

Secretary to the Board of Directors

Li Hualin, aged 48, is the Secretary to the Board of Directors and Vice President of our company, and an Executive Director and General Manager of China Petroleum Hongkong (Holding) Limited. Mr. Li holds a master’s degree and is a professor-level senior economist. Mr. Li has over 25 years of experience in the oil and gas industry in China. In December 1997, Mr. Li became the Deputy General Manager of the China National Oil and Gas Exploration Development Corporation and the Chairman and General Manager of CNPC International (Canada) Ltd. In September 1999, Mr. Li became the General Manager of CNPC International (Kazakhstan) Ltd. whilst remaining as the Deputy General Manager of the China National Oil and Gas Exploration and Development Corporation. In January 2001, Mr. Li became the Deputy General Manager of China Petroleum Hongkong (Holding) Limited. In December 2001, he was appointed as the Chairman of Shenzhen Petroleum Industrial Co., Ltd. From July 2006, Mr. Li became the Vice-Chairman and General Manager of China Petroleum Hongkong (Holding) Limited, whilst remaining as the Chairman of Shenzhen Petroleum Industrial Co., Ltd. Mr. Li has been a Vice President of our company since November 2007. Mr. Li was appointed as the Secretary to the Board of Directors of our company in May 2009.

Other Senior Management Personnel

Sun Longde, aged 48, is a Vice President of our company. Mr. Sun is a professor-level senior engineer and holds a doctoral degree. He has over 25 years of working experience in China’s oil and geological industry. Mr. Sun was appointed the Deputy Chief Geologist of Xianhe Oil Extraction Plant and Deputy Manager of Dongxin Oil Extraction Plant of Shengli Petroleum Administration Bureau in January 1994, Chief Deputy Director-General of Exploration Business Department of Shengli Petroleum Administration Bureau in April 1997, the Manager of Exploration & Development Company of Shengli Petroleum Administration Bureau in September 1997, Chief Geologist of Tarim Petroleum Exploration & Development Headquarters in November 1997, Deputy General Manager of PetroChina Tarim Oilfield Company in September 1999 and the General Manager of PetroChina Tarim Oilfield Company in July 2002. Mr. Sun has been a Vice President of our company since June 2007.

Shen Diancheng, aged 51, is a Vice President of our company and concurrently the General Manager of the Refining & Chemicals Company of our company. Mr. Shen is a professor-level senior engineer and holds a college degree. He has over 25 years of working experience in China’s oil and gas industry. Mr. Shen was appointed the Deputy Manager of the Chemical Agent Plant of Daqing Oilfield in June 1994, the Deputy Manager, Standing Deputy Director and acting Manager of the General Chemical Plant of Daqing Oilfield in January 1997, the Standing Deputy General Manager of PetroChina Daqing Refining & Chemical Company in October 2000, the General Manager of PetroChina Liaoyang Petrochemical Company in April 2002, and the General Manager of PetroChina Jilin Petrochemical Company in November 2005. Mr. Shen has been a Vice President of our company and General Manager of Chemical & Marketing Company since June 2007. Mr. Shen has served as a Vice President of our company and concurrently as the General Manager of the Refining and Chemicals Company since November 2007.

Liu Hongbin, aged 47, is a Vice President of our company and concurrently the General Manager of the Marketing Company of our company. Mr. Liu is a senior engineer and holds a college degree. He has over 25 years of working experience in China’s oil and gas industry. Mr. Liu was appointed the Vice President of Exploration & Development Research Institute of Yumen Petroleum Administration Bureau in May 1991, the Director of the Development Division of Tuha Petroleum Exploration & Development Headquarters in October 1994, the Chief Engineer of Tuha Petroleum Exploration & Development Headquarters in June 1995, the Deputy General Manager of PetroChina Tuha Oilfield Company in July 1999, the Commander of Tuha Petroleum Exploration & Development Headquarters in July 2000, the General Manager of the Planning Department of our company in March 2002 and the Director of the Planning Department of CNPC in September 2005. Mr. Liu has become a Vice President of our company since June 2007. Mr. Liu has served as a Vice President of our company and concurrently as the General Manager of the Marketing Company since November 2007.

Zhou Mingchun, aged 43, is the Chief Financial Officer of our company and currently the General Manager of the Finance Department of our company. Mr. Zhou is a professor-level senior accountant and holds a master’s degree. He has over 20 years of working experience in China’s oil and gas industry. Mr. Zhou was appointed the

Director of the Finance Division and the Director-General of Financial Settlement Centre of Daqing Petroleum Administration Bureau in October 1998, the principal officer of the Finance & Assets Division of Daqing Oilfield Company in September 1999, the director and Deputy Chief Accountant of Daqing Oilfield Company Limited in January 2000, the director and Chief Accountant of Daqing Oilfield Company Limited in October 2000, and the General Manager of the Finance Department of our company in March 2002. Mr. Zhou serves as the Chief Financial Officer of our company from June 2007.

Zhao Zhengzhang, aged 54, is a Vice President of our company and concurrently the General Manager of Exploration and Production Company of our company. Mr. Zhao holds a master’s degree. He is a professor-level senior engineer and has over 25 years of working experience in China’s oil and industry. In June 1996, Mr. Zhao was appointed as the Deputy Director of the New District Exploration Department of China National Petroleum Company. In November 1996, he was appointed as Deputy Director of the Exploration Bureau of China National Petroleum Company and Director of the New District Exploration Department. In October 1998, Mr. Zhao was appointed as Deputy Director of the Exploration Department of China National Petroleum Company. In September 1999, he was appointed as a member of the Preparatory Group of CNPC Exploration and Production Company. In December 1999, Mr. Zhao was appointed as Deputy General Manager of CNPC Exploration and Production Company. In January 2005, he was appointed as Senior Executive and Deputy General Manager of CNPC Exploration and Production Company. In January 2006, he was appointed as the General Manager of CNPC Exploration and Production Company. In May 2008, Mr. Zhao was appointed as a Vice President of the company and the General Manager of the Exploration and Production Company.

Bo Qiliang, aged 48, is a Vice President of our company and concurrently the General Manager of PetroChina International Ltd. Mr. Bo holds a doctor’s degree and is a professor-level senior engineer. He has nearly 25 years of working experience in China’s oil and gas industry. Mr. Bo became the Vice President of the Scientific Research Institute of Petroleum Exploration and Development in February 1997, key leader of CNPC International (E&D) Ltd. in December 2001, Senior Deputy General Manager of China National Oil and Gas Exploration and Development Corporation in October 2004, President of PetroKazakhstan Inc. and was concurrently leader of the Kazakhstan Coordination and Steering Team since November 2005, General Manager of China National Oil and Gas Exploration and Development Corporation since September 2008. Mr. Bo began to act as the General Manager of PetroChina International Ltd. while concurrently acting as the General Manager of China National Oil and Gas Exploration and Developing Corporation from November 2009. Mr. Bo has been acting as a Vice President of our company and concurrently as the General Manager at PetroChina International Ltd. since January 2010.

Sun Bo, aged 50, is a Vice President of our company and concurrently the general manager of Central-Asia China Gas Pipeline Company Limited and the General Manager of the Kazakhstan branch of our company. Mr. Sun is a professor-level senior engineer and has over 25 years of working experience in China’s oil and gas industry. He was appointed the Deputy General Manager of Al Waha Oil Company Ltd. in June 1996; Vice President of CNPC International (Venezuela) Ltd. in October 1998; Chief Engineer and Deputy General Manager of China National Oil and Gas Exploration and Development Corporation and concurrently President of CNPC International (Venezuela) Ltd. in September 1999; General Manager of China Petroleum Engineering & Construction Corporation in January 2004; Vice Chairman and President of CNPC Services & Engineering Ltd. and concurrently General Manager of China Petroleum Engineering & Construction Corporation in June 2006. Mr. Sun was appointed as the General Manager of Trans-Asia Gas Pipeline Company Limited in September 2007. Mr. Sun has been acting as a Vice President of our company and concurrently the General Manager of Central-Asia China Gas Pipeline Company Limited and the General Manager of the Kazakhstan branch of our company since January 2010.

Lin Aiguo, aged 52, is the Chief Engineer of our company. Mr. Lin is a professor-level senior engineer and holds a college degree. He has over 30 years of working experience in China’s oil and petrochemical industry. Mr. Lin was appointed the Deputy Manager and the Standing Deputy Manager of Shengli Refinery of Qilu Petrochemical Company in July 1993, the Deputy General Manager of Dalian West Pacific Petrochemical Co. Ltd. in May 1996, and the General Manager of Dalian West Pacific Petrochemical Co. Ltd. in August 1998, and the General Manager of Refining & Marketing Company of our company in December 2002. Mr. Lin serves as the Chief Engineer of our company from June 2007.

Wang Daofu, aged 55, is the General Geologist of our company and Director of the Exploration and Development Institute. Mr. Wang is a professor-level senior engineer and holder of a doctorate degree. He has nearly 30 years of working experience in China’s oil and gas industry. He was appointed Deputy General Manager of PetroChina Changqing Oilfield Company in September 1999 and General Manager of PetroChina Changqing Oilfield Company in January 2003. He was elected as a representative of the 11th National People’s Congress of the PRC in 2008. Mr. Wang has become the General Geologist of our company since May 2008. Mr. Wang has been concurrently acting as the Director of the Exploration and Development Institute since September 2008.

Huang Weihe, aged 53, is the Chief Engineer of our company and the General Manager of PetroChina Natural Gas and Pipelines Company. Mr. Huang is a professor-level senior engineer and holds a doctorate degree. He has nearly 30 years of working experience in China’s oil and gas industry. In December 1998, he was appointed as Deputy Director of the Petroleum and Pipelines Bureau. In November 1999, he was appointed Deputy Director of the Petroleum and Pipelines Bureau while concurrently acting as Chief Engineer. In October 2000, Mr. Huang was appointed as the General Manager of PetroChina Pipelines Company and in May 2002, concurrently as the General Manger of PetroChina West-to-East Natural Gas Transmission Pipelines Company. In November 2002, Mr. Huang was appointed as the General Manager of PetroChina West-to-East Natural Gas Transmission Pipelines Company. In December 2002, he was appointed as the General Manager of PetroChina Natural Gas and Pipelines Company under the company and the General Manager of PetroChina West-to-East Natural Gas Transmission Pipelines Company. In February 2006, Mr. Huang ceased to be the General Manager of PetroChina Natural Gas Transmission Pipelines Company. In May 2008, Mr. Huang was appointed as the Chief Engineer of the company and the General Manager of PetroChina Natural Gas and Pipelines Company.

Supervisors

Chen Ming, aged 60, is the Chairman of the Supervisory Board of our company. Mr. Chen is a professor-level senior economist and holds a bachelor’s degree. He has over 35 years of working experience in China’s oil and gas industry. Mr. Chen was appointed Deputy Commissioner of CNPC in November 1996, Deputy Director of the Supervisory Department of CNPC in October 1998, Deputy General Manager of Human Resource Department of our company and concurrently Director of the Supervisory Department of our company in September 1999, General Manager of the Supervisory Department of our company in September 2001, Assistant to the General Manager of CNPC in January 2007, and Team Leader of the Discipline Team of CNPC in September 2007. He has been acting as the Chairman of our Supervisory Board since May 2008.

Wen Qingshan, aged 52, is a Supervisor of our company and the Deputy Chief Accountant of CNPC and the Director of the Finance and Assets Department of CNPC. Mr. Wen is a professor-level senior accountant and holds a master’s degree in economics. Mr. Wen has nearly 30 years of working experience in China’s petrochemical industry. He had acted as the Deputy Director of the Finance and Assets Department of CNPC from May 1999 and Director of the Finance and Assets Department of CNPC from May 2002. He has been a Supervisor of our company since November 2002. He has been acting as the Deputy Chief Accountant and the Director of the Finance and Assets Department of CNPC since November 2007.

Sun Xianfeng, aged 58, is a Supervisor and the General Manager of the Audit Department of our company. Mr. Sun is a senior economist and holds a master’s degree in business administration. Mr. Sun has nearly 40 years of working experience in China’s oil and gas industry. Mr. Sun worked as Deputy Director of the Supervisory Bureau of China National Petroleum Corporation from November 1996, and was transferred to the Eighth Office of the State Council Compliance Inspectors’ General Office (Supervisory Committee of Central Enterprises Working Commission) as its temporary head in June 1998. He was appointed the Deputy Director of the Audit Department of CNPC in October 2000. He was appointed as the Vice Director of the Audit Department and the concurrently the Director of the Audit Institute in December 2000. Mr. Sun has been the Director of the Audit Department of CNPC and the Director of the Audit Service Centre since April 2004. Mr. Sun has been a Supervisor of our company since May 2004. In October 2005, Mr. Sun was appointed as a concurrent State-owned Company Supervisor from State-owned Assets Supervision and Administration Commission to CNPC. Mr. Sun has been acting as the General Manager of the Audit Department of our company since July 2007.

Yu Yibo, aged 47, is a Supervisor and the General Manager of the Capital Operation Department of our company. Mr. Yu is a professor-level senior accountant and holds a doctoral degree. Mr. Yu has over 10 years of working experience in China’s oil and gas industry. In February 1999, Mr. Yu was appointed as a member of the Restructuring and Listing Preparatory Team of CNPC . In September 1999, Mr. Yu was appointed as the Deputy General Manager of the Finance Department of our company. Mr. Yu had been acting as the Deputy General Manager of PetroChina Dagang Oilfield Branch Company from March 2002 to October 2002. In April 2003, Mr. Yu was appointed as the General Manager of the Capital Operation Department of our company. Mr. Yu has been acting as a Supervisor of our company since May 2008.

Wang Yawei, aged 56, is an employee representative of the Supervisory Committee of our company and a Senior Executive of the Daqing Refining & Chemicals Company of our company. Mr. Wang is a professor-level senior engineer and holds a master’s degree. He has over 25 years of working experience in China’s oil and gas industry. Mr. Wang was acting as the Deputy Director of Daqing Petroleum Administration Bureau since November 1997 and as the Chairman of the Labour Union of Daqing Petroleum Administration Bureau since March 2001. He was appointed as the Chairman of the Labour Union of Daqing Oilfield Company Limited in February 2008. Since May 2008, Mr. Wang has been acting as a Supervisor of our company. Mr. Wang has served as the principal officer of Daqing Refining and Chemical since August 2009.

Qin Gang, aged 57, is an employee representative of the Supervisory Board of our company and a Senior Executive and Chairman of the Labor Union of PetroChina West-East Gas Pipeline Company. Mr. Qin is a senior engineer and has nearly 40 years of experience in China’s oil and gas industry. Mr. Qin had acted as a Deputy Commander of Tarim Petroleum Exploration and Development Headquarters since November 1997 and a Deputy General Manager of Tarim Oilfield Company since September 1999. In July 2002, Mr. Qin was appointed as the Chairman of Labour Union of PetroChina Tarim Oilfield Company. Mr. Qin has been the Senior Executive and the Chairman of the Labor Union of Petrochina West-East Gas Pipeline Company since June 2007. Since November 2005, Mr. Qin has become a member of our Supervisory Board.

Wang Shali, female, aged 56, is an employee representative of Supervisory Board of our company and a Senior Executive of PetroChina International Ltd. Ms. Wang is a professor-level senior economist and holder of a master’s degree. She has over 40 years of working experience in China’s oil and gas industry. She was appointed as the General Economist of China National Oil and Gas Exploration and Development Corporation in November 1996 and Deputy General Manger and General Economist of China National Oil and Gas Exploration and Development Corporation in December 1997. Ms. Wang began to act concurrently as the Executive Deputy General Manager of the CNPC International (Nile) Company in April 1998. She was appointed as the Deputy General Manger of China National Oil and Gas Exploration and Development Corporation and the leader of the Project Coordination Group in August 2004, and the Senior Deputy General Manager of the CNPC Exploration and Development Company in June 2006. She has been acting as a Supervisor of our company since May 2008. In September 2008, Ms. Wang was appointed as Senior Executive, Senior Deputy General Manager and General Legal Counsel of CNPC Exploration and Development Company Limited. Ms. Wang ceased to act as the General Legal Counsel of CNPC Exploration and Development Company Limited in April 2009. Ms. Wang has acted concurrently as a Senior Executive of PetroChina International Ltd. since November 2009.

Li Yuan, aged 63, is an independent Supervisor of our company. Mr. Li was graduated from Renmin University of China with a bachelor’s degree in Economics. Mr. Li’s past positions include Deputy Director of the Foreign Affairs Department of Ministry of Petroleum Industry, Team Leader of the Business Team of the CPC Central Committee’s General Office, Director of the Administrative Reform Bureau of the Political System Reform Studies Office of the CPC Central Committee, Director of the Distribution Department of the National Economic System Reform Committee, Deputy Director of the State Administration of Land, and Deputy Minister and concurrently the Deputy Chief Land Inspector of the Ministry of Land and Resources. Mr. Li is now a Deputy Director of the Committee of Population, Resources and Environment of the 11th National Committee of the Chinese People’s Political Consultative Conference, and has been acting as an independent Supervisor of our company since May 2008.

Wang Daocheng, aged 70, is an independent supervisor of our company. Mr. Wang is currently the President of the China Institute of Internal Audit. He is a senior auditor and holds a bachelor’s degree. He has over 40 years of experience in finance and auditing. From 1981 to 1984, he led the preparatory committee within the audit department of the Ministry of Finance and headed the science and technology training centre of the National Audit Office as well as the financial and monetary authority. From August 1984, Mr. Wang held a number of positions, including Deputy Director of Xicheng District Audit Bureau of Beijing, Deputy Director of the Research Department of the National Audit Office, and successively, the Deputy Director of the General Affairs Bureau, Deputy Director of the Foreign Investment Bureau, Director of the Foreign Investment Department, Director of the Financial Audit Department and Director of the General Office of the National Audit Office. From March 1999 to March 2005, Mr. Wang headed the discipline inspection panel of the Central Commission for Discipline Inspection in the National Audit Office. In June 2005, he became the President of the China Institute of Internal Audit. Mr. Wang has been an independent supervisor of our company since May 2009.

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

The aggregate amount of salaries, housing allowances, other allowances and benefits in kind paid by us to the five highest paid individuals of PetroChina during the year ended December 31, 2010 was RMB4,187,451.48. We paid RMB180,112.8 as our contribution to the pension plans in respect of those individuals in the year ended December 31, 2010.

The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our directors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2010 was RMB2,479,369.32.

Save as disclosed, no other payments have been paid or are payable, in respect of the year ended December 31, 2010, by us or any of our subsidiaries to our directors. In addition, we have no service contracts with our directors that provide for benefits to our directors upon the termination of their employment with us.

In 2010, we paid RMB167,419.92 as our contribution to the pension plans in respect of our directors and supervisors, who hold senior management positions or are otherwise employed by us. The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our supervisors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2010 was RMB1,314,242.44.

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

Audit Committee

Our audit committee is currently composed of three non-executive independent directors, Mr. Franco Bernabè, Mr. Chee-Chen Tung and Mr. Cui Junhui, and one non-executive director, Mr. Wang Guoliang. Mr. Franco Bernabè serves as the chairman of the committee. Under our audit committee charter, the chairman of the committee must be an independent director and all resolutions of the committee must be approved by independent directors. The audit committee’s major responsibilities include:

•	reviewing and supervising the engagement of external auditors and their performance;

•	reviewing and ensuring the completeness of annual reports, interim reports and quarterly reports, if any, and related financial statements and accounts, and reviewing any material opinion contained in the aforesaid statements and reports in respect of financial reporting;

•	reporting to the board of directors in writing on the financial reports of the company and related information, having considered the issues raised by external auditors;

•	reviewing and scrutinizing the work conducted by the internal audit department in according with the applicable PRC and international rules;

•	monitoring the financial reporting system and internal control procedures of the company, as well as checking and assessing matters relating to, among others, the financial operations, internal control and risk management of the company;

•	receiving, keeping and dealing with complaints or anonymous reports regarding accounting, internal accounting control or audit matters and ensuring the confidentiality of such complaints or reports;

•	reporting regularly to the board of directors in respect of any significant matters which may affect the financial position of the company and its operations and in respect of the self-evaluation of the committee on the performance of their duties; and

•	performing other responsibilities as may be required under relevant laws, regulations and the listing rules of the stock exchanges where the shares of the company are listed (as amended from time to time).

Investment and Development Committee

As of the end of the current reporting period, the members of our investment and development committee for the year ended December 31, 2010 were Mr. Li Yongwu, as chairman of the committee and Mr. Wang Yilin and Mr. Li Xinhua, as members of the committee. Mr. Wang ceased to serve as a member of the investment and development committee from April 15, 2011. The investment and development committee’s major responsibilities include:

•	studying the strategies of the company as proposed by our president and making recommendations to the board of directors;

•	studying the annual investment budget and the adjustment proposal regarding the investment plan as proposed by our president and making recommendations to the board of directors; and

•	reviewing feasibility studies and preliminary feasibility studies for material investment projects subject to the approval of the board of directors and making recommendations to the board of directors.

Evaluation and Remuneration Committee

The current members of our evaluation and remuneration committee are Mr. Liu Hongru, as chairman of the committee, Mr. Chee-Chen Tung and Mr. Wang Fucheng, as members of the committee. The evaluation and remuneration committee’s major responsibilities include:

•	organizing the evaluation of the performance of our president and reporting the evaluation result to the board of directors, supervising the evaluation of the performance of our senior vice presidents, vice presidents, chief financial officer and other senior management members conducted under the leadership of the president;

•	studying our incentive plan, compensation plan and stock appreciation rights plan, supervising and evaluating the implementation of these plans and making recommendations for improvements to and perfection of such plans; and

•	performing other responsibilities as may be required under relevant laws, regulations and the listing rules of the stock exchanges where the shares of the company are listed (as amended from time to time).

Health, Safety and Environment Committee

The current members of our health, safety and environment committee are Mr. Liao Yongyuan, as chairman of the committee, Mr. Zeng Yukang and Mr. Jiang Fan, as member of the committee. The health, safety and environment committee’s major responsibilities include:

•	supervising the effective implementation of our Health, Safety and Environmental Protection Plan (HSE Plan);

•	making recommendations to the board of directors and our president for major decisions with respect of health, safety and environmental protection; and

•	inquiring the occurrence of and responsibilities for material accidents of the company, and examining and supervising the treatment of such accidents.

Employees

As of December 31, 2008, 2009 and 2010, we had 477,780, 539,168 and 552,698 employees, respectively (excluding temporary staff). The table below sets forth the number of our employees by business segment as of December 31, 2010.

	Employees	% of Total

Exploration and production	288,142	52.13
Refining and chemicals	174,273	31.53
Marketing	65,871	11.92
Natural gas and pipeline	19,095	3.46
Other(1)	5,317	0.96

Total	552,698	100.00

(1)	Including the numbers of employees of the management of our headquarters, specialized companies, PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, Petrochemical Research Institute and other units.

Our employees participate in various basic social insurance plans organized by municipal and provincial governments whereby we are required to make monthly contributions to these plans at certain rates of the employees’ salary as stipulated by relevant local regulations. Expenses incurred by us in connection with the retirement benefit plans were approximately RMB6,997 million, RMB8,437 million and RMB9,600 million, respectively, for the years ended December 31, 2008, 2009 and 2010, respectively.

In 2010, we did not experience any strikes, work stoppages, labor disputes or actions that affected the operation of any of our businesses. Our company maintains good relationship with our employees.

Share Ownership

Other than two supervisors, our directors, senior officers and supervisors do not have share ownership in PetroChina or any of PetroChina’s affiliates. As at December 31, 2010, Mr. Yu Yibo, one of our supervisors, held 66,500 A shares of our company, including shares acquired on the secondary market and Ms. Wang Shali, one of our supervisors, held 7,000 A shares and 18,000 H shares of our company.

ITEM 7 —	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

PetroChina was established on November 5, 1999 with CNPC as its sole promoter. As of March 31, 2011, CNPC beneficially owned 157,914,489,259 shares, which include 149,892,000 H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC, representing approximately 86.282% of the share capital of PetroChina, and, accordingly, CNPC is our controlling shareholder.

The following table sets forth the major shareholders of our A shares as of March 31, 2011:

Percentage
of the
			Issued Share	Percentage
			Capital of the	of
			Same	the Total
		Number of Shares	Class of	Share
Name of Shareholders	Class of Shares	Held	Shares (%)	Capital (%)

CNPC	A shares	157,764,597,259	97.432	86.200

The following table sets forth the major shareholders of our H shares as of March 31, 2011:

			Percentage
			of Such
			Share in	Percentage
			That Class	of
			of the	the Total
		Number of Shares	Issued Shares	Share
Name of Shareholders	Class of Shares	Held	Capital (%)	Capital (%)

CNPC	H shares	149,892,000(1)	0.710	0.082
Aberdeen Asset Management Plc and its associates (together the “Aberdeen Group”) on behalf of accounts managed by the Aberdeen Group	H shares	1,266,618,163	6.003	0.692
Templeton Asset Management Ltd.	H shares	1,270,171,357	6.020	0.694

(1)	Held by Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC.

Related Party Transactions

CNPC is a controlling shareholder of our company. We enter into extensive transactions with CNPC and other members of the CNPC group, all of which constitute related party transactions for us. We also continue to carry out existing continuing transactions with other related parties in the reporting period.

One-off Related Party Transactions

Subscription for New Share Capital of China Petroleum Finance Co., Ltd (“CPF”)

On March 25, 2010, our company entered into a Subscription Agreement with CPF and CNPC, pursuant to which we have agreed to unilaterally contribute a total capital of approximately RMB9.6 billion to (a) subscribe for a total of RMB2.4 billion new registered capital of CPF and (b) account the remaining approximately RMB7.2 billion into the capital reserves of CPF. Following the completion of this subscription, we will hold 49% and CNPC will hold 51% of the enlarged total registered capital of CPF. As at the end of the reporting period, the transaction has been completed.

Disposal of Equity Interest in PetroChina Guangxi Oil Storage Limited

On December 31, 2010, PetroChina Guangxi International Enterprises Limited (“Guangxi International”), a wholly owned subsidiary of the company, entered into an equity transfer agreement with CNPC in respect of disposal by Guangxi International of equity interests in PetroChina Guangxi Oil Storage Limited (the “Oil Storage Company”). Under the equity transfer agreement, Guangxi International will transfer 100% equity interests in the Oil Storage Company to CNPC. At completion of the equity transfer, CNPC will pay approximately RMB2,100 million to Guangxi International as consideration, which represents the net asset value of the Oil Storage Company as at the valuation date. As at the end of the reporting period, the transaction has not been completed.

For other one-off related party transactions including our acquisition from China National United Oil Corporation of the 4.356% equity interest in PetroChina Fuel Oil Company Limited, see Item 4 — “Information on the Company — Acquisitions”.

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

Our comprehensive products and services agreement and its supplemental agreements expired on December 31, 2008. On August 27, 2008, we and CNPC entered into a new comprehensive products and services agreement that incorporates the provisions from the previous agreements and became effective on January 1, 2009 for a period of three years. As of December 31, 2010, the balance of the amount of our debts guaranteed by CNPC and its affiliates was RMB 986 million.

During the reporting period, we continue to carry out a number of continuing related party transactions with certain companies including CNPC Exploration and Development Company Limited. A detailed discussion of our relationships and transactions with these parties is set forth in “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” in our annual report on Form 20-F filed with the SEC on May 27, 2008.

Loans from Related Parties

As of December 31, 2010, we had unsecured short-term and long-term loans from CNPC and its affiliates in an aggregate amount of RMB73,125 million with an average annual interest rate of 3.46%.

Interests of Experts and Counsel

Not applicable.

ITEM 8 —	FINANCIAL INFORMATION

Financial Statements

See pages F-1 to F-50 following Item 19.

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

A dividend of RMB0.16063 per share (inclusive of applicable tax) for the six months ended June 30, 2010 was paid to our shareholders on October 15, 2010. The board of directors proposed to distribute the final dividend of RMB0.18357 per share (inclusive of applicable tax) which was calculated on the basis of the balance between 45% of our income for the year attributable to our shareholders under IFRS for the year ended December 31, 2010 and the interim dividend for 2010 which was paid on October 15, 2010. The final dividend to be paid for the year ended December 31, 2010 is subject to the approval by the annual shareholders’ meeting to be held on May 18, 2011. The payment will be made to shareholders whose names appear on the register of the company at close of business on May 31, 2011.

Significant Changes

Operating and Financial Results in the First Quarter of 2011

In the first quarter of 2011, net profit attributable to our company’s shareholders was RMB37,003 million, and the basic earnings per share was RMB0.20, up 13.9% year-on-year. In the first quarter of 2011, we produced 219.1 million barrels of crude oil, representing an increase of 4.3% as compared with the same period last year, and produced 639.3 billion cubic feet of marketable natural gas, representing an increase of 7.1% as compared with the same period last year. In the first quarter of 2011, we processed 250.1 million barrels of crude oil, representing an increase of 16.1% compared with the same period last year; produced 22,000 thousand tons of gasoline, diesel and kerosene, representing an increase of 16.9% as compared with the same period last year; and produced 921 thousand tons of ethylene, representing an increase of 1.4% as compared with the same period last year. In the first quarter of 2011, we sold 31,607 thousand tons of gasoline, diesel and kerosene, representing an increase of 16.9% as compared with the same period last year.

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

As of December 31, 2010, there were 21,098,900,000 H Shares and 161,922,077,818 A Shares issued and outstanding. As of December 31, 2010, there were 308 registered holders of American depositary receipts evidencing 18,623,649 ADSs. The depositary of the ADSs is the Bank of New York.

The high and low closing sale prices of our A Shares on the Shanghai Stock Exchange, of H Shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for each year from 2006 through 2010 for each quarter from 2009 to 2011 (up to the end of the first quarter of 2011), and for each month from December 2010 to May 2011 (through May 6, 2011) are set forth below.

	Price Per H
	Share		Price Per ADS		Price Per A Share
	HK$		US$		RMB
	High	Low	High	Low	High	Low

Annual Data
2006	11.12	6.35	142.12	83.50	—	—
2007	19.90	8.57	263.70	109.55	43.96	29.24
2008	14.24	4.25	182.12	57.25	31.31	9.95
2009	10.48	5.10	133.65	64.09	16.38	10.02
2010	10.50	7.97	136.45	101.92	14.28	9.94
Quarterly Data
2009
First quarter	7.82	5.10	101.25	64.09	12.16	10.02
Second quarter	9.41	6.11	122.78	80.98	14.48	11.22
Third quarter	9.49	7.66	122.34	101.31	16.38	12.57
Fourth quarter	10.48	8.52	133.65	109.67	14.16	12.98
2010
First quarter	10.18	8.25	130.51	106.30	14.28	12.65
Second quarter	9.55	7.97	122.67	101.92	13.23	10.25
Third quarter	9.12	8.44	117.73	108.22	10.76	9.94
Fourth quarter	10.50	9.39	136.45	120.44	12.74	10.47
2011
First quarter	11.78	10.14	152.25	130.41	12.10	11.02
Monthly Data
2010
December	10.16	9.64	131.49	123.64	11.95	10.97

	Price Per H
	Share		Price Per ADS		Price Per A Share
	HK$		US$		RMB
	High	Low	High	Low	High	Low

2011
January	10.98	10.14	139.27	130.41	11.42	11.02
February	11.16	10.22	143.53	132.23	11.71	11.41
March	11.78	10.32	152.25	133.30	12.10	11.45
April	12.34	11.16	156.44	145.58	12.18	11.68
May (through May 6 2011)	11.00	10.48	144.65	133.38	11.72	11.15

The closing prices per A Share, per H Share and per ADS on May 6 , 2011 were RMB11.15, HK$10.48 and US$134.89 , respectively.

ITEM 10 —	ADDITIONAL INFORMATION

Memorandum and Articles of Association

Our Articles of Association Currently in Effect

The summary based on the significant provisions of our articles of association currently in effect has been filed with the Commission as an exhibit to our annual report on Form 20-F for the year ended December 31, 2007. Please see our annual report on Form 20-F for the year ended December 31, 2007 for summary of our articles of association currently in effect.

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

PRC Taxation

Dividends and Individual Investors

Pursuant to the Individual Income Tax Law of the PRC, all foreign individuals are subject to the 20% withholding tax on dividends paid by a PRC company on its shares listed overseas (“Overseas Shares”) unless specifically exempted by the financial authority of the State Council of the PRC. However, pursuant to the Letter Concerning the Taxation Issues Relating to the Dividends Received by Foreign Individual Holders of Shares in Companies Listed in the PRC dated July 26, 1994 issued by the PRC State Administration of Taxation to the former State Commission for Restructuring the Economic System, the former State Council Securities Committee and the China Securities Regulatory Commission, dividends (profits) paid by a PRC issuer of H Shares to foreign individual holders of its H Shares were provisionally exempted from PRC withholding tax for the time being. In the event that the letter is withdrawn, a 20% tax may be withheld on dividends paid to you, subject to reduction by an applicable tax treaty between China and the country where you reside. To date, the company has not received any request from any relevant tax authority for the withholding and payment of the income tax from dividend payments on such H Shares exempted under the letter.

Dividends and Foreign Enterprises

Pursuant to the Enterprise Income Tax Law of the PRC and the implementing rules thereunder, and the Circular on Issues Concerning the Withholding of Corporate Income Tax by PRC Resident Enterprises from Dividends Payable to H Share Non-resident Corporate Shareholders , or the Circular, each PRC resident enterprise, when paying any of its H share non-resident corporate shareholders any dividends for 2008 and the years thereafter, is required to withhold the corporate income tax from such dividends at a uniform rate of 10%. After its receipt of any dividends on its H shares, an H share non-resident corporate shareholder may by itself or through an agent or the withholding agent, apply to the competent taxation authority for the treatment under the applicable tax treaty and present the documents evidencing that such shareholder is qualified to be a beneficial owner as defined under the applicable tax treaty. The competent tax authority, after having verified the correctness of such documents, shall refund the difference between the amount of the tax actually paid by such shareholder and the amount of the tax payable by such shareholder as calculated on the basis of the rate stipulated in the applicable tax treaty.

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

Capital Gains

The fifth amendment to the Individual Income Tax Law of the PRC, which became effective on March 1, 2008, provides for a capital gain tax of 20% on individuals. The Provisions for Implementing the Individual Income Tax Law of the PRC as amended on February 18, 2008, provides that the measures to levy individual income tax on the gains realized on the sale of shares will be made in the future by the Ministry of Finance and subject to the approval of the State Council. On March 30, 1998, the Ministry of Finance and the State Administration of Taxation issued the Notice Concerning the Continued Provisional Exemption of Individual Income Tax on the Transfer of Shares by Individuals. The notice provided that temporarily no capital gains tax will be imposed on gains received by individuals from the transfer of shares in listed companies. However, it is uncertain whether the above exemption for foreign individuals will continue to apply or be renewed in the future. If such exemption does not apply or is not renewed, an individual holder of H Shares or ADSs may be subject to a 20% tax on capital gains, unless reduced by an applicable double taxation treaty.

Under the Enterprise Income Tax Law of the PRC, capital gains realized by foreign enterprises which are non-resident enterprises in the PRC upon the sale of Overseas Shares by PRC companies are generally subject to a PRC withholding tax levied at a rate of 10%, unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. Currently pursuant to the Circular of the State Administration of Taxation on Printing and Issuing the Interim Measures for Administration of Withholding at Source of Income Tax of Non-resident Enterprises promulgated on January 9, 2009, where both parties to the transaction of equity transfer are non-resident enterprises and such transaction is conducted outside the territory of PRC, the non-resident enterprise that receives incomes shall, by itself or through its agent, declare and pay tax to the competent tax authority in the place where the Chinese enterprise whose equities have been transferred is located.

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

Distributions on the H Shares or ADSs

The gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H Shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as dividend income when the distribution is actually or constructively received by you, in the case of the H Shares, or by the depositary in the case of ADSs. Subject to certain limitations, dividends paid for taxable years beginning prior to January 1, 2013 to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes. A qualified foreign corporation includes:

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

Subject to various limitations, any PRC tax withheld from distributions in accordance with PRC law, as limited by the Treaty, will be deductible or creditable against your United States federal income tax liability. For foreign tax credit limitation purposes, dividends paid on the H Shares or ADSs will be foreign source income, and will be treated as “passive category income” or, in the case of some U.S. holders, “general category income”. You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-United States taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H Shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such Shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale).

Sale, Exchange or Other Disposition

Upon a sale, exchange or other disposition of the H Shares or ADSs, you will recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes. Capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at a reduced rate where the property has been held more than one year. Your ability to deduct capital losses is subject to limitations. If any PRC tax is withheld from your gain on a disposition of H Shares or ADSs, such tax would only be creditable against your United States federal income tax liability to the extent that you have foreign source income. However, in the event that such PRC tax is withheld, a U.S. holder that is eligible for the benefits of the Treaty may be able to treat the gain as foreign source income for foreign tax credit satisfaction purposes. You are urged to consult your tax advisors regarding the United States federal income tax consequences if PRC tax is withheld from your gain on the sale or other disposition of H Shares or ADSs, including the availability of a foreign tax credit under your particular circumstances.

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

We believe that we did not meet either of the PFIC tests in the taxable year that ended December 31, 2010 and believe that we will not meet either of the PFIC tests in current or subsequent taxable years and therefore will not be treated as a PFIC for such periods. However, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

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

Certain U.S. holders who are individuals that hold certain foreign financial assets (which may include the H Shares or ADSs) may be required to report information relating to such assets, subject to certain exceptions. You should consult your own tax advisors regarding the effect, if any, of this requirement on your ownership and disposition of the H Shares or ADSs.

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

Interest Rate Risk

Our interest risk exposure arises from changing interest rates. The tables below provide information about our financial instruments including various debt obligations that are sensitive to changes in interest rates. The tables present principal cash flows and related weighted-average interest rates at expected maturity dates. Weighted-average variable rates are based on effective rates as of December 31, 2008, 2009 and 2010. The information is presented in Renminbi equivalents, our reporting currency.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi. However, a portion of our RMB revenues are converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported equipment, crude oil and other materials. Foreign currency payments for imported equipment represented 5.8%, 5.0% and 7.3% of our total payments for equipment in 2008, 2009 and 2010 respectively. Foreign currency payments for imported crude oil and other materials represented 2.8%, 1.4% and 1.0% of our total payments for materials in 2008, 2009 and 2010 respectively.

The Renminbi is not a freely convertible currency. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

The tables below provide information about our financial instruments including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The tables below summarize such information by presenting principal cash flows and related weighted-average interest rates at expected maturity dates in RMB equivalents, using the exchange rates in effect as of December 31, 2008, 2009 and 2010, respectively.

December 31, 2010

								Percentage
								to Total
	Expected Maturity Date							Long-Term	Fair
	2011	2012	2013	2014	2015	Thereafter	Total	Debt	Value
	(RMB equivalent in millions, except percentages)

Long term debt
Loans in RMB
Fixed Rate Loan Amount	8	5,555	771	6	6	84	6,430	4.71%	6,190
Average interest rate	3.54%	4.32%	4.37%	2.55%	4.04%	2.55%	—	—	—
Variable Rate Loan Amount	101	204	5,155	11	7	6,054	11,532	8.45%	11,532
Average interest rate	5.42%	4.69%	4.32%	5.06%	2.55%	4.75%	—	—	—
Loans in Euros
Fixed Rate Loan Amount	42	38	29	25	25	128	287	0.21%	51
Average interest rate	1.33%	1.17%	1.19%	1.36%	1.34%	1.42%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in United States Dollars
Fixed Rate Loan Amount	35	36	36	36	857	333	1,333	0.98%	1,283
Average interest rate	1.48%	1.43%	1.43%	1.43%	4.20%	1.36%	—	—	—
Variable Rate Loan Amount	2,719	1,201	539	6,626	—	2,646	13,731	10.06%	13,730
Average interest rate	1.10%	2.73%	1.65%	1.31%	—	1.01%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	22	22	22	22	22	105	215	0.16%	—
Average interest rate	2.46%	2.46%	2.46%	2.46%	2.46%	2.43%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	2,977	—	—	—	2,977	2.18%	2,977
Average interest rate	—	—	2.08%	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	166	—	—	—	—	274	440	0.32%	426
Average interest rate	9.50%	—	—	—	—	3.00%	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	2,000	—	1,500	—	—	—	3,500	2.57%	3,516
Average interest rate	3.76%	—	4.11%	—	—	—	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	—	30,000	—	15,000	40,000	11,000	96,000	70.36%	94,237
Average interest rate	—	2.49%	—	3.35%	3.97%	4.60%	—	—	—
Total	5,093	37,056	11,029	21,726	40,917	20,624	136,445	100.00%	133,942

December 31, 2009

								Percentage
								to Total
	Expected Maturity Date							Long-Term	Fair
	2010	2011	2012	2013	2014	Thereafter	Total	Debt	Value
	(RMB equivalent in millions, except percentages)

Long term debt
Loans in RMB
Fixed Rate Loan Amount	233	221	5560	—	—	26	6,040	6.06%	5,824
Average interest rate	4.64%	4.78%	4.32%	—	—	2.91%	—	—	—
Variable Rate Loan Amount	11,306	135	68	33	552	6,045	18,139	18.19%	18,139
Average interest rate	4.90%	5.38%	5.33%	5.40%	6.03%	3.70%	—	—	—
Loans in Euros
Fixed Rate Loan Amount	16	16	16	16	15	113	192	0.19%	65
Average interest rate	2.12%	2.12%	2.12%	2.12%	2.12%	2.11%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in United States Dollars
Fixed Rate Loan Amount	37	37	37	37	37	1,225	1,410	1.41%	1,517
Average interest rate	1.43%	1.43%	1.43%	1.43%	1.43%	5.95%	—	—	—
Variable Rate Loan Amount	2,456	9,632	1,580	83	8,287	2,735	24,733	24.85%	24,733
Average interest rate	1.00%	1.95%	2.54%	1.91%	1.80%	1.72%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	10	—	—	—	—	—	10	0.01%	10
Average interest rate	2.42%	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	171	171	—	—	—	294	636	0.64%	630
Average interest rate	9.50%	9.50%	—	—	—	3.00%	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	—	2,000	—	1,500	—	—	3,500	3.51%	3,516
Average interest rate	—	3.76%	—	4.11%	—	—	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	—	—	30,000	—	15,000	—	45,000	45.14%	43,587
Average interest rate	—	—	2.49%	—	3.35%	—	—	—	—
Total	14,229	12,212	37,261	1,669	23,891	10,438	99,700	100.00%	98,061

December 31, 2008

								Percentage
								to Total
	Expected Maturity Date							Long-Term	Fair
	2009	2010	2011	2012	2013	Thereafter	Total	Debt	Value
	(RMB equivalent in millions, except percentages)

Long term debt
Loans in RMB
Fixed Rate Loan Amount	2	2	—	—	—	3	7	0.02%	5
Average interest rate	0	7.47%	—	—	—	0	—	—	—
Variable Rate Loan Amount	5,220	11,351	274	20	—	6,000	22,865	59.59%	22,865
Average interest rate	6.07%	5.51%	5.84%	6.20%	—	6.26%	—	—	—
Loans in Euros
Fixed Rate Loan Amount	15	17	17	16	16	126	207	0.54%	147
Average interest rate	2.11%	2.12%	2.12%	2.12%	2.12%	2.10%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in United States Dollars
Fixed Rate Loan Amount	66	37	37	37	37	416	630	1.64%	367
Average interest rate	3.88%	1.43%	1.43%	1.43%	1.43%	1.38%	—	—	—
Variable Rate Loan Amount	63	3,826	2,805	248	254	3,132	10,328	26.92%	10,328
Average interest rate	2.36%	2.80%	2.88%	6.23%	6.15%	2.94%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	7	13	—	—	—	—	20	0.05%	19
Average interest rate	2.42%	2.42%	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollars
Fixed Rate Loan Amount	171	171	171	—	—	301	814	2.12%	758
Average interest rate	9.50%	9.50%	9.50%	—	—	3.00%	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	—	—	2,000	—	1,500	—	3,500	9.12%	3,262
Average interest rate	—	—	3.76%	—	4.11%	—	—	—	—
Total	5,544	15,417	5,304	321	1,807	9,978	38,371	100.00%	37,751

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

Fees and Payments from the Depositary to Us

From January 1, 2010 to December 31, 2010, we received from the depositary a reimbursement of US$113,248.00, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs. In addition, the depositary has agreed to reimburse us certain amount per year of the facility, including but not limited to, investor relations expenses or any other American depositary receipts program related expenses. The amount of such reimbursements is subject to certain limits.

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

Management’s Report on Internal Control over Financial Reporting

Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our company’s management, including our principal executive officer and principal financial officer, our company evaluated the effectiveness of the its internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our company’s management has concluded that its internal control over financial reporting was effective as of December 31, 2010.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of our company’s internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), our company’s independent registered public accountants, as stated in its report attached hereto.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2010, there were no changes in the company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting.

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

PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) has served as PetroChina’s independent registered public accountants for each of the fiscal years in the three-year period ended December 31, 2010, for which audited financial statements appear in this annual report on Form 20-F. The auditors are elected annually at the annual general meeting of PetroChina.

The offices of PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) are located at Prince’s Building, 22nd Floor, Central, Hong Kong.

The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) to PetroChina for each of the years ended December 31, 2009 and 2010.

	December 31,
	2009	2010
	RMB	RMB
	(In millions)

Audit fees	80	74
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

Total	80	74

Audit fees consist of fees billed for the annual audit services and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit, statutory audits, and assistance with and review of documents filed with SEC.

Tax fees include fees billed for tax compliance services and the aggregate fees are less than RMB1 million for each of years ended December 31, 2009 and 2010.

Audit Committee Pre-approved Policies and Procedures

Currently, all audit services to be provided by our independent registered public accountants, PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), must be approved by our audit committee.

During 2010, services relating to all non-audit-related fees provided to us by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) were approved by our audit committee in accordance with the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

We are incorporated under the laws of the People’s Republic of China, or the PRC, with A Shares publicly traded on the Shanghai Stock Exchange, or the SSE, and H Shares publicly traded on the Hong Kong Stock Exchange, or the HKSE, and American Deposit Shares representing H Shares on the NYSE. As a result, our corporate governance framework is subject to the mandatory provisions of the PRC Company Law and the Corporate Governance Rules as well as the securities laws, regulations and the listing rules of Hong Kong and the United States.

The following discussion summarizes the significant differences between our corporate governance practices and those that would apply to a U.S. domestic issuer under the NYSE corporate governance rules.

Director Independence

Under the NYSE corporate governance rule 303A.01, a listed company must have a majority of independent directors on its board of directors. A company of which more than 50% of the voting power is held by an individual, a group or another company, or a controlled company, is not required to comply with this requirement. We are not required under the PRC Company Law and the HKSE Listing Rules to have a majority of independent directors on our board of directors. As of December 31, 2010, five of our fourteen directors were independent non-executive directors.

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

In 2010, we adopted the revised Regulations of PetroChina Company Limited on Disclosure of Information and formulated the Rules and Regulations of PetroChina Company Limited on the Registration of Holders of Insider Information.

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

PART III

ITEM 17 —	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18 —	FINANCIAL STATEMENTS

See page F-1 to F-50 following Item 19.

ITEM 19 —	EXHIBITS

(a) See Item 18 for a list of the financial statements as part of this annual report.

(b) Exhibits to this annual report.

Exhibit
Number	Description of Exhibits

1.1	Articles of Association (as amended) (English translation)(4)
1.2	Articles of Association (as amended on May 15, 2008) (English translation)(4)
4.1	2011 Management Performance Contract (English Translation)
4.2	Risk Operation Service Business Assets Transfer Agreement, dated August 23, 2007, between CNPC and PetroChina (English Translation)(4)
4.3	Capital Injection Agreement Concerning CNPC Exploration and Development Company Limited, dated December 27, 2007, among CNODC, CNPC E&D and PetroChina (English Translation)(4)
4.4	Annual Crude Oil Mutual Supply Framework Agreement, dated January 12, 2011, between China Petroleum and Chemical Corporation and PetroChina (English translation)
4.5	Second Supplemental Agreement to Comprehensive products and Services Agreement, dated September 1, 2005, between CNPC and PetroChina (English translation)(1)
4.6	Supplementary Agreement to Comprehensive Products and Services Agreement, dated June 9, 2005, between CNPC and PetroChina (English Translation)(2)
4.7	Form of Non-competition Agreement between CNPC and PetroChina (together with English translation)(3)
4.8	Form of Comprehensive Products and Services Agreement between CNPC and PetroChina (together with English translation)(3)
4.9	Form of Land Use Rights Leasing Contract between CNPC and PetroChina (together with English translation)(3)
4.10	Form of Buildings Leasing Contract between CNPC and PetroChina (together with English translation)(3)
4.11	Form of Trademark Licensing Contract between CNPC and PetroChina (together with English translation)(3)
4.12	Form of Patent and Know-how Licensing Contract between CNPC and PetroChina (together with English translation)(3)
4.13	Form of Computer Software Licensing Contract between CNPC and PetroChina (together with English translation)(3)
4.14	Form of Contract for Transfer of Rights under Production Sharing Contracts between CNPC and PetroChina (together with English translation)(3)
4.15	Form of Guarantee of Debts Contract between CNPC and PetroChina (together with English translation)(3)
4.16	Form of Contract for the Supervision of Certain Sales Enterprises between CNPC and PetroChina (together with English translation)(3)
4.17	Form of Agreement for Transfer of Rights and Interests under the Crude Oil Premium and Discount Calculation Agreement between China Petrochemical Corporation, CNPC and PetroChina (together with English translation)(3)
4.18	Form of Agreement for the Transfer of Rights and Interests under the Retainer Contracts relating to Oil Exploration and Exploitation in Lengjiapu Area, Liaohe Oil Region and No. 9.1-9.5 Areas, Karamay Oil Field (together with English translation)(3)

Exhibit
Number	Description of Exhibits

4.19	Equity Interests Transfer Agreement, dated May 15, 2009, between PetroChina Kunlun Gas Limited and China Petroleum Pipeline Bureau; Form of Equity Interests Transfer Agreements, dated May 15, 2009, between PetroChina Kunlun Gas Limited and China Huayou Group Corporation; Assets Transfer Agreement, dated May 15, 2009, between PetroChina Kunlun Gas Limited and China Petroleum Pipeline Bureau (English translation)(5)
4.20	Asset Transfer Agreement, dated June 18, 2009, between PetroChina West Pipeline Company and CNPC West Pipeline Company Limited (English translation)(6)
4.21	Equity Transfer Agreement, dated August 28, 2009, among CNPC E&D, CNPC Central Asia and PetroChina (English translation)(6)
4.22	Asset Transfer Agreement, dated August 28, 2009, between ten branch companies of PetroChina and ten subordinated entities of CNPC including CNPC Daqing Petrochemical Factory (English translation)(6)
4.23	Equity Transfer Agreement, dated December 30, 2009, between PetroChina Kunlun Gas Limited and Daqing Petroleum Administrative Bureau (English translation)(6)
4.24	Subscription Agreement, Dated March 25, 2010 among PetroChina, CNPC and CPF (English translation)(6)
4.25	Acquisition Agreement, Dated November 25, 2010 between PetroChina and China National United Oil Corporation (English translation)
4.26	Equity Transfer Agreement, Dated December 31, 2010 between PetroChina Guangxi International Enterprises Limited and CNPC (English translation)
8.1	List of major subsidiaries
11.1	Code of Ethics for Senior Management(2)
11.2	Code of Ethics for Employees(2)
12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Reserve Report for the year ended on December 31, 2010 prepared by DeGolyer and MacNaughton
15.2	Reserve Report for the year ended on December 31, 2010 prepared by Gaffney, Cline & Associates (Consultants) Pte Ltd

(1)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-15006) filed with the Commission.

(2)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-15006) filed with the Commission.

(3)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11566) filed with the Commission, as declared effective on March 29, 2000.

(4)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 1-15006) filed with the Commission.

(5)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 1-15006) filed with the Commission.

(6)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 1-15006) filed with the Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROCHINA COMPANY LIMITED

/s/  Li Hualin
Name:     Li Hualin

Title:	Secretary to Board of Directors

Date: May 10, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of PetroChina Company Limited:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statement of comprehensive income, of changes in equity and of cash flows (“consolidated financial statements”) present fairly, in all material respects, the financial position of PetroChina Company Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (“COSO”). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/  PricewaterhouseCoopers
Hong Kong, May 10, 2011

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2010, 2009 and 2008

	Notes	2010	2009	2008
		RMB	RMB	RMB
	(Amounts in millions)

TURNOVER	6	1,465,415	1,019,275	1,072,604

OPERATING EXPENSES
Purchases, services and other		(795,525)	(492,472)	(562,851)
Employee compensation costs	8	(83,304)	(65,977)	(62,167)
Exploration expenses, including exploratory dry holes		(22,963)	(19,398)	(21,879)
Depreciation, depletion and amortisation		(113,209)	(92,259)	(94,759)
Selling, general and administrative expenses		(74,239)	(65,423)	(59,617)
Taxes other than income taxes	9	(184,209)	(135,465)	(124,132)
Other (expenses)/income, net		(4,189)	(4,837)	12,372

TOTAL OPERATING EXPENSES		(1,277,638)	(875,831)	(913,033)

PROFIT FROM OPERATIONS		187,777	143,444	159,571

FINANCE COSTS
Exchange gain		1,685	552	1,774
Exchange loss		(2,857)	(1,335)	(2,855)
Interest income		1,983	1,459	2,277
Interest expense	10	(6,321)	(5,272)	(3,044)

TOTAL NET FINANCE COSTS		(5,510)	(4,596)	(1,848)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES	17	7,038	1,184	4,290

PROFIT BEFORE INCOME TAX EXPENSE	7	189,305	140,032	162,013
INCOME TAX EXPENSE	12	(38,513)	(33,473)	(35,211)

PROFIT FOR THE YEAR		150,792	106,559	126,802

OTHER COMPREHENSIVE INCOME
Currency translation differences		2,687	(3,500)	(2,676)
Fair value gain/(loss) from available-for-sale financial assets		114	191	(340)
Income tax relating to components of other comprehensive income/(loss)		(5)	(38)	67

OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX		2,796	(3,347)	(2,949)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		153,588	103,212	123,853

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		139,992	103,387	114,453
Non-controlling interest		10,800	3,172	12,349

		150,792	106,559	126,802

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		143,186	102,067	113,044
Non-controlling interest		10,402	1,145	10,809

		153,588	103,212	123,853

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	14	0.76	0.56	0.63

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of December 31, 2010 and 2009

	Notes	2010	2009
		RMB	RMB
	(Amounts in millions)

NON-CURRENT ASSETS
Property, plant and equipment	16	1,238,599	1,075, 467
Investments in associates and jointly controlled entities	17	64,137	28,223
Available-for-sale financial assets	18	1,979	2,343
Advance operating lease payments	20	36,155	30,236
Intangible and other assets	21	25,453	18,017
Deferred tax assets	31	284	289
Time deposits with maturities over one year		3,488	1,330

TOTAL NON-CURRENT ASSETS		1,370,095	1,155,905

CURRENT ASSETS
Inventories	22	134,888	114,781
Accounts receivable	23	45,005	28,785
Prepaid expenses and other current assets	24	51,822	59,595
Notes receivable	25	5,955	4,268
Time deposits with maturities over three months but within one year		3,013	29
Cash and cash equivalents	26	45,709	86,925

TOTAL CURRENT ASSETS		286,392	294,383

CURRENT LIABILITIES
Accounts payable and accrued liabilities	27	270,191	204,739
Income taxes payable		22,169	9,721
Other taxes payable		35,108	25,242
Short-term borrowings	28	102,268	148,851

TOTAL CURRENT LIABILITIES		429,736	388,553

NET CURRENT LIABILITIES		(143,344)	(94,170)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,226,751	1,061,735

EQUITY
Equity attributable to owners of the Company:
Share capital	29	183,021	183,021
Retained earnings		499,288	424,067
Reserves	30	256,617	240,135

Total Equity attributable to owners of the Company		938,926	847,223
Non-controlling interest		71,203	60,478

TOTAL EQUITY		1,010,129	907,701

NON-CURRENT LIABILITIES
Long-term borrowings	28	131,352	85,471
Asset retirement obligations	32	60,364	44,747
Deferred tax liabilities	31	21,515	21,449
Other long-term obligations		3,391	2,367

TOTAL NON-CURRENT LIABILITIES		216,622	154,034

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,226,751	1,061,735

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
	RMB	RMB	RMB
	(Amounts in millions)

CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the year	150,792	106,559	126,802
Adjustments for:
Income tax expense	38,513	33,473	35,211
Depreciation, depletion and amortisation	113,209	92,259	94,759
Capitalised exploratory costs charged to expense	10,714	10,019	10,341
Share of profit of associates and jointly controlled entities	(7,038)	(1,184)	(4,290)
(Reversal) of provision / provision for impairment of receivables, net	(174)	(123)	4
Write down in inventories, net	197	354	8,593
Impairment of available-for-sale financial assets, net	4	2	45
Impairment of investments in associates and jointly controlled entities	—	8	29
Loss on disposal of property, plant and equipment	2,822	1,642	2,602
(Gain)/loss on disposal of intangible and other assets	(6)	10	19
Loss/(gain) on disposal of investments in associates and jointly controlled entities	3	(33)	3
Gain on disposal of available-for-sale financial assets	(8)	(4)	(5)
Loss/(gain) on disposal of subsidiaries	23	(22)	(259)
Dividend income	(165)	(177)	(252)
Interest income	(1,983)	(1,459)	(2,277)
Interest expense	6,321	5,272	3,044
Advance payments on long-term operating leases	(8,110)	(6,045)	(4,675)
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	(10,105)	16,240	(26,815)
Inventories	(20,004)	(20,044)	(10,775)
Accounts payable and accrued liabilities	61,850	41,637	(5,715)

CASH FLOWS GENERATED FROM OPERATIONS	336,855	278,384	226,389
Income taxes paid	(26,169)	(16,412)	(53,924)

NET CASH FLOWS FROM OPERATING ACTIVITIES	310,686	261,972	172,465

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS — (Continued)
For the Year Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
	RMB	RMB	RMB
	(Amounts in millions)

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(259,120)	(257,562)	(215,610)
Acquisition of investments in associates and jointly controlled entities	(32,052)	(1,487)	(3,641)
Acquisition of available-for-sale financial assets	(73)	(111)	(23)
Acquisition of intangible assets and other non-current assets	(5,062)	(3,505)	(3,909)
Purchase of non-controlling interest	(411)	(533)	(177)
Acquisition of subsidiaries	(1,389)	(16,451)	(6,693)
Proceeds from disposal of property, plant and equipment	722	4,053	436
Proceeds from disposal of investments in associates and jointly controlled entities	136	139	67
Proceeds from disposal of subsidiaries	2,082	60	535
Proceeds from disposal of available-for-sale financial assets	76	136	52
Proceeds from disposal of intangible and other non-current assets	127	26	37
Interest received	1,938	1,425	2,365
Dividends received	7,065	783	4,095
(Increase)/decrease in time deposits with maturities over three months	(5,231)	11,574	10,669

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(291,192)	(261,453)	(211,797)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(227,677)	(113,212)	(84,471)
Repayments of long-term borrowings	(43,855)	(7,947)	(14,196)
Interest paid	(6,746)	(5,238)	(4,065)
Dividends paid to non-controlling interest	(2,955)	(2,425)	(2,805)
Dividends paid to owners of the Company	(53,198)	(50,092)	(52,835)
Dividends paid to owners from business combinations pre-acquisition	—	—	(801)
Increase in short-term borrowings	190,194	157,576	153,444
Increase in long-term borrowings	80,828	67,880	4,472
Capital contribution from non-controlling interest	5,118	7,098	8,788
Capital reduction of subsidiaries	(2,368)	(671)	(3,754)
(Decrease)/increase in other long-term obligations	(285)	108	—

NET CASH FLOWS (USED FOR)/FROM FINANCING ACTIVITIES	(60,944)	53,077	3,777

TRANSLATION OF FOREIGN CURRENCY	234	179	(112)

(Decrease)/increase in cash and cash equivalents	(41,216)	53,775	(35,667)
Cash and cash equivalents at beginning of the year	86,925	33,150	68,817

Cash and cash equivalents at end of the year	45,709	86,925	33,150

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the Year Ended December 31, 2010, 2009 and 2008

	Attributable to Owners of the Company				Non-
	Share	Retained			Controlling	Total
	Capital	Earnings	Reserves	Subtotal	Interest	Equity
	RMB	RMB	RMB	RMB	RMB	RMB
	(Amounts in millions)

Balance at December 31, 2007	183,021	333,779	221,404	738,204	43,896	782,100

Business combination under common control	—	(139)	181	42	577	619

Balance at January 1, 2008	183,021	333,640	221,585	738,246	44,473	782,719

Total comprehensive income/(loss) for the year ended December 31, 2008	—	114,453	(1,409)	113,044	10,809	123,853
Special Reserve-Safety Fund Reserve	—	(3,214)	3,214	—	—	—
Transfer to reserves	—	(12,770)	12,770	—	—	—
Dividends	—	(52,835)	—	(52,835)	(2,842)	(55,677)
Purchase of non-controlling interest in subsidiaries	—	—	(17)	(17)	(160)	(177)
Capital contribution from non-controlling interest	—	—	—	—	8,788	8,788
Capital reduction of subsidiaries	—	—	(61)	(61)	(3,693)	(3,754)
Dividends to owners from business combinations pre-acquisition	—	(801)	—	(801)	—	(801)
Disposal of subsidiaries	—	—	—	—	(429)	(429)
Acquisition of a subsidiary	—	—	(6,693)	(6,693)	—	(6,693)
Other	—	—	27	27	(16)	11

Balance at December 31, 2008	183,021	378,473	229,416	790,910	56,930	847,840

Total comprehensive income/(loss) for the year ended December 31, 2009	—	103,387	(1,320)	102,067	1,145	103,212
Special Reserve-Safety Fund Reserve	—	2,280	1,325	3,605	3	3,608
Transfer to reserves	—	(9,981)	9,981	—	—	—
Dividends	—	(50,092)	—	(50,092)	(2,358)	(52,450)
Acquisition of subsidiaries	—	—	(248)	(248)	590	342
Purchase of non-controlling interest in subsidiaries	—	—	(179)	(179)	(354)	(533)
Capital contribution from non-controlling interest	—	—	1,158	1,158	5,940	7,098
Capital reduction of a subsidiary	—	—	—	—	(1,354)	(1,354)
Other	—	—	2	2	(64)	(62)

Balance at December 31, 2009	183,021	424,067	240,135	847,223	60,478	907,701

Total comprehensive income for the year ended December 31, 2010	—	139,992	3,194	143,186	10,402	153,588
Special Reserve-Safety Fund Reserve	—	1,016	416	1,432	17	1,449
Transfer to reserves	—	(13,190)	13,190	—	—	—
Dividends	—	(53,198)	—	(53,198)	(2,995)	(56,193)
Acquisition of subsidiaries	—	—	(572)	(572)	967	395
Purchase of non-controlling interest in subsidiaries	—	—	(87)	(87)	(324)	(411)
Capital contribution from non-controlling interest	—	—	3	3	5,115	5,118
Capital reduction of a subsidiary	—	—	—	—	(2,368)	(2,368)
Disposal of subsidiaries	—	—	—	—	(47)	(47)
Other	—	601	338	939	(42)	897

Balance at December 31, 2010	183,021	499,288	256,617	938,926	71,203	1,010,129

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

A subsidiary is consolidated from the date on which control is transferred to the Group and is no longer consolidated from the date that control ceases. The acquisition method of accounting is used to account for the acquisition of subsidiaries except for business combinations under common control. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive income.

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

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

For purpose of the presentation of the Company’s statement of financial position, investments in subsidiaries are accounted for at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment.

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

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated loss and is tested for impairment as part of the overall balance. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired associate at the date of acquisition. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Transactions with non-controlling interest

Transactions with non-controlling interests are treated as transactions with owners in their capacity as owners of the Group. Gains and losses resulting from disposals to non-controlling interests are recorded in equity. The differences between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired resulting from the purchase from non-controlling interests, are recorded in equity.

When the group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

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

Property, plant and equipment, including oil and gas properties (Note 3(g)), are initially recorded in the consolidated statement of financial position at cost where it is probable that they will generate future economic benefits. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at cost less accumulated depreciation, depletion and amortisation (including any impairment).

Depreciation, to write off the cost of each asset, other than oil and gas properties (Note 3(g)), to their residual values over their estimated useful lives is calculated using the straight-line method.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group uses the following useful lives for depreciation purposes:

Buildings	8 - 40 years
Equipment and Machinery	4 - 30 years
Motor vehicles	4 - 14 years
Other	5 - 12 years

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

Changes in accounting policy

The Group has changed its accounting policy for property, plant and equipment upon the adoption of IFRS 1 (amendment), “First-time Adoption of International Financial Reporting Standards” (IFRS 1 (amendment)) (Note 3 (u)).

Pursuant to the Company’s global initial public offering in 1999, a valuation of all of the Group’s property, plant and equipment, excluding oil and gas reserves, was carried out then by independent valuers on a depreciated replacement cost basis and resulted in a revaluation gain. Upon the adoption of IFRS 1 (amendment), the valuation of the Group’s property, plant and equipment has been used as deemed cost at the date of measurement in June 1999. The net revaluation loss on the Group’s refining and chemical production equipment from a revaluation in September 2003 has also been adjusted in addition to a reclassification of the Group’s revaluation reserve of RMB 79,946 to capital reserve.

(g)	Oil and gas properties

The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalised. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalised as construction in progress pending determination of whether the wells find proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

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

Expenditures on acquired patents, trademarks, technical know-how and licenses are capitalised at historical cost and amortised using the straight-line method over their estimated useful lives. Intangible assets are not subsequently revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount and is recognised in the consolidated profit or loss. The recoverable amount is measured as the higher of fair value less costs to sell and value in use which is the estimated net present value of future cash flows to be derived from the asset.

(i)	Financial assets

Financial assets are classified into the following categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. The Group has principally loans and receivables and available-for-sale financial assets and limited financial assets at fair value through profit or loss. The detailed accounting policies for loans and receivables, available-for-sale financial assets and financial assets at fair value through profit or loss held by the Group are set out below.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

(iii)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. The Group’s financial assets at fair value through profit and loss comprise primarily currency derivatives (Note 4.1 (a)(i)).

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

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

(i) New and amended standards adopted by the Group

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning 1 January 2010:

IFRS 3 (revised), ‘Business combinations’, and consequential amendments to IAS 27, ‘Consolidated and separate financial statements’, IAS 28, ‘Investments in associates’, and IAS 31, ‘Interests in joint ventures’, are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009.

The revised standard continues to apply the acquisition method to business combinations but with some significant changes compared with IFRS 3. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs are expensed.

IAS 27 (revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss. IAS 27 (revised) did not have any significant impact on the consolidated financial statements.

IAS 1 (amendment), ‘Presentation of financial statements’. The amendment clarifies that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The amendment did not have any significant impact on the consolidated financial statements.

IAS 36 (amendment), ‘Impairment of assets’, effective 1 January 2010. The amendment clarifies that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment, as defined by paragraph 5 of IFRS 8, ‘ Operating segments’ (that is, before the aggregation of segments with similar economic characteristics). The amendment did not have any significant impact on the consolidated financial statements.

The following applicable amendment is mandatory for the first time for year beginning January 1, 2011:

IFRS 1 (amendment), “First-time Adoption of International Financial Reporting Standards”. The amendment is part of the IASB’s annual improvements to International Financial Reporting Standards 2010 issued on May 6, 2010 and allows a first-time IFRS adopter and those that adopted IFRSs in the periods before the effective date of IFRS 1 that has conducted a fair valuation of its assets and liabilities in connection with its initial public offering to use such fair value amounts as deemed cost retrospectively. The resulting adjustments will be recognised directly in retained earnings (or if appropriate, another category of equity) at the measurement date. The Group has elected to early adopt IFRS 1 (amendment) from June 30, 2010 (Note 3(f)).

IAS 24 (Revised), ‘Related Party Disclosures’. The revised standard exempts disclosures in relation to related party transactions and outstanding balances, including commitments, with a government that has control, joint control or significant influence over the reporting entity and another entity that is related party because the same government has control, joint control or significant influence over both the reporting entity and the other entity. The Group has early adopted the partial exemption in paragraphs 25 -27 of the revised standard for government-related entities from January 1, 2009.

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

The following relevant IFRSs, amendments to existing IFRSs and interpretation of IFRS have been published and are mandatory for accounting periods beginning on or after January 1, 2011 or later periods and have not been early adopted by the Group:

IFRS 9, ‘Financial instruments’, issued in November 2009. This standard is the first step in the process to replace IAS 39, ‘Financial instruments: recognition and measurement’. IFRS 9 introduces new requirements for classifying and measuring financial assets and is likely to affect the group’s accounting for its financial assets. The standard is not applicable until 1 January 2013 but is available for early adoption. The Group is currently evaluating the impact of the amendment on the consolidated financial statements but it is not expected to have any significant impact.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

‘Classification of rights issues’ (amendment to IAS 32), issued in October 2009. The amendment applies to annual periods beginning on or after 1 February 2010. Earlier application is permitted. The amendment addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. Previously, these issues had to be accounted for as derivative liabilities. The amendment applies retrospectively in accordance with IAS 8 ‘Accounting policies, changes in accounting estimates and errors’. The Group is currently evaluating the impact of the amendment on the consolidated financial statements but it is not expected to have any significant impact.

IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’, effective 1 July 2010. The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability (debt for equity swap). It requires a gain or loss to be recognised in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. The group will apply the interpretation from 1 January 2011. The Group is currently evaluating the impact of the amendment on the consolidated financial statements but it is not expected to have any significant impact.

4	FINANCIAL RISK AND CAPITAL MANAGEMENT

4.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.

(a)	Market risk

Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows.

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

The Group operates internationally and foreign exchange risk arises when future acquisitions or recognised assets or liabilities are denominated in a currency other than the functional currency in which they are measured. Certain entities in the Group use currency derivatives to manage such foreign exchange risk.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(iii)	Price risk

The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group. The Group did not enter into any material hedging of its price risk during the year.

(b)	Credit risk

Credit risk arises from cash and cash equivalents, time deposits with banks and credit exposure to customers with outstanding receivable balances.

A substantial portion of the Group’s cash at bank and time deposits are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.

The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The Group’s accounts receivable balances over 3 years has been substantially provided for and accounts receivable balances within one year are generally neither past due nor impaired. The aging analysis of accounts receivable (net of impairment of accounts receivable) is presented in Note 23. The Group’s accounts receivable balances that are neither past due nor impaired are with customers with no recent history of default.

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

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities.

In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements.

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

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings/(interest-bearing borrowings + total equity). The gearing ratio at December 31, 2010 is 18.8% (December 31, 2009: 20.5%).

4.3	Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2010 and 2009 are disclosed in the respective accounting policies.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7	PROFIT BEFORE INCOME TAX EXPENSE

	2010	2009	2008
	RMB	RMB	RMB

Items credited and charged in arriving at the profit before income tax expense include:
Credited
Dividend income from available-for-sale financial assets	165	177	252
Reversal of provision for impairment of receivables	210	240	184
Reversal of write down in inventories	42	23	15
Government grants(i)	1,599	1,097	16,914
Charged
Amortisation on intangible and other assets	2,318	2,153	1,888
Auditors’ remuneration	74	80	95
Cost of inventories recognised as expense	947,246	613,702	662,758
Provision for impairment of receivables	36	117	188
Loss on disposal of property, plant and equipment	2,822	1,642	2,602
Operating lease expenses	7,803	7,367	6,819
Research and development expenses	11,840	9,887	7,760
Write down in inventories	239	377	8,608

(i)	Government grants during the year 2008 primarily comprise financial support measures provided by the PRC government to ensure supply of crude oil and refined products in the domestic market implemented from 2008.

8	EMPLOYEE COMPENSATION COSTS

	2010	2009	2008
	RMB	RMB	RMB

Wages, salaries and allowances	56,284	44,202	39,008
Social security costs	27,020	21,775	23,159

	83,304	65,977	62,167

Social security costs mainly represent contributions to plans for staff welfare organised by the PRC municipal and provincial governments and others including contributions to the retirement benefit plans (Note 33).

9	TAXES OTHER THAN INCOME TAXES

Taxes other than income taxes include consumption taxes of RMB 89,670 for the year ended December 31, 2010 (2009: RMB 82,429, 2008: RMB 13,570) and special levies on domestic sales of crude oil of RMB 52,172 for the year ended December 31, 2010 (2009: RMB 20,020, 2008: RMB 85,291).

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10	INTEREST EXPENSE

	2010	2009	2008
	RMB	RMB	RMB

Interest on
Bank loans
— wholly repayable within five years	1,797	1,339	2,065
— not wholly repayable within five years	15	90	22
Other loans
— wholly repayable within five years	4,721	4,624	1,365
— not wholly repayable within five years	1,298	477	598
Accretion expense (Note 32)	2,382	1,943	1,746
Less: Amounts capitalised	(3,892)	(3,201)	(2,752)

	6,321	5,272	3,044

Amounts capitalised are borrowing costs that are attributable to the construction of a qualifying asset. The average interest rate used to capitalise such borrowing cost was ranging from 5.184% to 5.364% per annum for the year ended December 31, 2010.

11	EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of directors and supervisors for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010				2009	2008
	Fee for	Salaries,	Contribution
	directors	allowances	to retirement
	and	and other	benefit
Name	supervisors	benefits	scheme	Total	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Chairman:
Mr. Jiang Jiemin	—	—	—	—	—	—
Vice Chairman:
Mr. Zhou Jiping	—	941	40	981	774	515
Executive directors:
Mr. Duan Wende(i)	—	—	—	—	—	366
Mr. Liao Yongyuan	—	874	40	914	747	869

	—	874	40	914	747	1,235

Non-executive directors:
Mr. Wang Yilin	—	—	—	—	—	—
Mr. Zeng Yukang	—	—	—	—	—	—
Mr. Wang Fucheng	—	—	—	—	—	—
Mr. Wang Guoliang	—	—	—	—	—	—
Mr. Li Xinhua	—	—	—	—	—	—
Mr. Jiang Fan	—	664	30	694	519	569
Mr. Chee-Chen Tung	254	—	—	254	260	249
Mr. Liu Hongru	227	—	—	227	339	343
Mr. Li Yongwu(ii)	240	—	—	240	344	197
Mr. Cui Junhui	244	—	—	244	348	331
Mr. Franco Bernabè	231	—	—	231	246	243

	1,196	664	30	1,890	2,056	1,932

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2010				2009	2008
	Fee for	Salaries,	Contribution
	directors	allowances	to retirement
	and	and other	benefit
Name	supervisors	benefits	scheme	Total	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Supervisors:
Mr. Chen Ming	—	—	—	—	—	—
Mr. Wen Qingshan	—	—	—	—	—	—
Mr. Sun Xianfeng	—	—	—	—	—	—
Mr. Yu Yibo	—	—	—	—	—	—
Mr. Wang Yawei	—	678	20	698	—	—
Mr. Qin Gang	—	636	38	674	541	521
Ms. Wang Shali	—	—	—	—	—	—
Mr. Li Yongwu(ii)	—	—	—	—	—	110
Mr. Zhang Jinzhu(i)	—	—	—	—	—	206
Mr. Wu Zhipan (iii)	—	—	—	—	107	234
Mr. Li Yuan	230	—	—	230	217	124
Mr. Wang Daocheng (iii)	230	—	—	230	117	—

	460	1,314	58	1,832	982	1,195

	1,656	3,793	168	5,617	4,559	4,877

(i)	No longer an executive director or a supervisor since May 16, 2008.

(ii)	Elected as an independent non-executive director in May 16, 2008 and no longer a supervisor since then.

(iii)	Mr. Wu Zhipan no longer as a supervisor since May 12, 2009 and Mr. Wang Daocheng was elected as a supervisor since then.

(iv)	Emoluments set out above exclude RMB1.28 million paid to directors of the Company as part of the deferred merit pay for years 2007 to 2009 in accordance with relevant requirements by the PRC government.

The emoluments of the directors and supervisors fall within the following bands (including directors and supervisors whose term expired during the year):

	2010	2009	2008
	Number	Number	Number

RMB Nil — RMB 1 million	23	24	25

None of the directors and supervisors has waived their remuneration during the year ended December 31, 2010 (2009: None, 2008: None).

The five highest paid individuals in the Company for each of the three years ended December 31, 2010, 2009 and 2008 were also directors or supervisors and their emoluments are reflected in the analysis shown above.

During 2010, 2009 and 2008 the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

12	INCOME TAX EXPENSE

	2010	2009	2008
	RMB	RMB	RMB

Current taxes	38,617	24,862	43,423
Deferred taxes (Note 31)	(104)	8,611	(8,212)

	38,513	33,473	35,211

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2010.

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2010	2009	2008
	RMB	RMB	RMB

Profit before income tax expense	189,305	140,032	162,013

Tax calculated at a tax rate of 25%	47,326	35,008	40,503
Prior year tax return adjustment	(878)	(2,216)	25
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	383	1,820	6,876
Effect of preferential tax rate	(8,713)	(5,502)	(10,907)
Effect of change in statutory income tax rates on deferred taxes	(346)	(184)	(3,134)
Tax effect of income not subject to tax	(2,651)	(1,140)	(1,357)
Tax effect of expenses not deductible for tax purposes	3,392	5,687	3,205

Income tax expense	38,513	33,473	35,211

13	PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY

The profit attributable to owners of the Company is dealt with in the consolidated financial statements of the Group to the extent of RMB 139,992 for the year ended December 31, 2010 (2009: RMB 103,387, 2008: RMB 114,453).

14	BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the year ended December 31, 2010, 2009 and 2008 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

15	DIVIDENDS

	2010	2009	2008
	RMB	RMB	RMB

Interim dividends attributable to owners of the Company for 2010(a)	29,399	—	—
Proposed final dividends attributable to owners of the Company for 2010(b)	33,597	—	—
Interim dividends attributable to owners of the Company for 2009(c)	—	22,725	—
Final dividends attributable to owners of the Company for 2009(d)	—	23,799	—
Interim dividends attributable to owners of the Company for 2008(e)	—	—	24,127
Final dividends attributable to owners of the Company for 2008(f)	—	—	27,367

	62,996	46,524	51,494

(a)	Interim dividends attributable to owners of the Company in respect of 2010 of RMB 0.16063 yuan per share amounting to a total of RMB 29,399 were paid on October 15, 2010.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	At the twelfth meeting of the Fourth Session of the Board of the Company, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2010 of RMB 0.18357 yuan per share amounting to a total of RMB 33,597. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2011 when approved at the forthcoming Annual General Meeting.

(c)	Interim dividends attributable to owners of the Company in respect of 2009 of RMB 0.12417 yuan per share amounting to a total of RMB 22,725 were paid on October 16, 2009.

(d)	Final dividends attributable to owners of the Company in respect of 2009 of RMB 0.13003 yuan per share amounting to a total of RMB 23,799 were paid on June 30, 2010.

(e)	Interim dividends attributable to owners of the Company in respect of 2008 of RMB 0.13183 yuan per share amounting to a total of RMB 24,127 were paid on October 16, 2008.

(f)	Final dividends attributable to owners of the Company in respect of 2008 of RMB 0.14953 yuan per share amounting to a total of RMB 27,367 were paid on June 19, 2009.

(g)	Final dividends attributable to owners of the Company in respect of 2007 of RMB 0.156859 yuan per share amounting to a total of RMB 28,708 were paid on June 13, 2008.

16	PROPERTY, PLANT AND EQUIPMENT

		Oil	Equipment
Year Ended		and Gas	and	Motor		Construction
December 31, 2010	Buildings	Properties	Machinery	Vehicles	Other	in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Cost
At beginning of the year	110,910	888,849	452,564	20,184	11,051	225,479	1,709,037
Additions	2,596	29,545	10,864	3,660	589	247,232	294,486
Transfers	17,604	112,488	90,377	—	1,163	(221,632)	—
Disposals or write-offs	(1,642)	(4,880)	(4,813)	(708)	(207)	(10,714)	(22,964)
Currency translation differences	(83)	(1,066)	(46)	(29)	172	(99)	(1,151)

At end of the year	129,385	1,024,936	548,946	23,107	12,768	240,266	1,979,408

Accumulated depreciation and impairment
At beginning of the year	(32,113)	(369,437)	(218,288)	(9,732)	(3,725)	(275)	(633,570)
Charge for the year	(8,544)	(68,702)	(35,596)	(2,163)	(1,055)	(21)	(116,081)
Disposals or write-offs or transfers	860	2,976	3,500	400	141	152	8,029
Currency translation differences	35	662	72	16	27	1	813

At end of the year	(39,762)	(434,501)	(250,312)	(11,479)	(4,612)	(143)	(740,809)

Net book value
At end of the year	89,623	590,435	298,634	11,628	8,156	240,123	1,238,599

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Oil	Equipment
Year Ended		and Gas	and	Motor		Construction in
December 31, 2009	Buildings	Properties	Machinery	Vehicles	Other	Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Cost
At beginning of the year	99,680	790,354	366,953	17,537	9,924	172,353	1,456,801
Additions	4,516	11,141	27,315	3,277	2,880	236,285	285,414
Transfers	9,746	97,136	62,540	—	1,497	(170,919)	—
Disposals or write-offs	(2,617)	(5,838)	(3,842)	(503)	(3,107)	(11,614)	(27,521)
Currency translation differences	(415)	(3,944)	(402)	(127)	(143)	(626)	(5,657)

At end of the year	110,910	888,849	452,564	20,184	11,051	225,479	1,709,037

Accumulated depreciation and impairment
At beginning of the year	(27,710)	(317,301)	(196,842)	(8,536)	(5,723)	(265)	(556,377)
Charge for the year	(5,614)	(57,088)	(24,988)	(1,657)	(1,012)	(11)	(90,370)
Disposals or write-offs or transfers	1,087	3,455	3,363	378	2,873	—	11,156
Currency translation differences	124	1,497	179	83	137	1	2,021

At end of the year	(32,113)	(369,437)	(218,288)	(9,732)	(3,725)	(275)	(633,570)

Net book value
At end of the year	78,797	519,412	234,276	10,452	7,326	225,204	1,075,467

The depreciation charge of the Group for the year ended December 31, 2010 included impairment losses of RMB 4,356 (2009: RMB 2,058, 2008: RMB 16,185) on certain of the Group’s property, plant and equipment. The carrying values of these assets were written down to their recoverable values.

The Group has changed its accounting policy for property, plant and equipment upon the adoption of IFRS 1 (amendment), “First-time Adoption of International Financial Reporting Standards” (Note 3(u)).

The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2010, 2009 and 2008.

	2010	2009	2008
	RMB	RMB	RMB

At beginning of the year	17,221	15,853	11,975
Additions to capitalised exploratory well costs pending the determination of proved reserves	25,239	22,891	26,503
Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(11,395)	(11,504)	(12,284)
Capitalised exploratory well costs charged to expense	(10,714)	(10,019)	(10,341)

At end of the year	20,351	17,221	15,853

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table provides an aging of capitalised exploratory well costs based on the date the drilling was completed.

	December 31, 2010	December 31, 2009
	RMB	RMB

One year or less	18,900	15,560
Over one year	1,451	1,661

Balance at December 31	20,351	17,221

RMB 1,451 at December 31, 2010 (December 31, 2009: RMB 1,661) of capitalised exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.

17  INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

The summarised financial information of the Group’s principal associates and jointly controlled entities, including the aggregated amounts of assets, liabilities, revenues, profit or loss and the interest held by the Group were as follows:

	Country of					Interest	Type of
Name	Incorporation	Assets	Liabilities	Revenues	Profit	Held %	Share
		RMB	RMB	RMB	RMB

As of or for the year ended December 31, 2010:
Dalian West Pacific Petrochemical Co., Ltd.	PRC	10,373	11,258	35,704	1,160	28.44	ordinary
China Marine Bunker (PetroChina) Co., Ltd.	PRC	8,039	5,210	37,552	388	50.00	ordinary
China Petroleum Finance Co., Ltd.(a)	PRC	460,387	438,218	10,339	3,294	49.00	ordinary
Arrow Energy Holdings Pty Ltd.(b)	Australia	48,299	13,370	387	342	50.00	ordinary
As of or for the year ended December 31, 2009:
Dalian West Pacific Petrochemical Co., Ltd.	PRC	10,168	12,228	28,205	1,076	28.44	ordinary
China Marine Bunker (PetroChina) Co., Ltd.	PRC	6,546	3,501	27,510	358	50.00	ordinary

(a)	In 2010, the Company paid a cash consideration of RMB 9,618 for subscription of new registered capital of RMB 2,441 in China Petroleum Finance Co., Ltd. (“CP Finance”). The balance of RMB 7,177 was accounted into the capital reserve of CP Finance. The shareholding of the Company in CP Finance increased from 7.5% to 49.0%. CP Finance is recorded using the equity method of accounting in the Company’s financial statements.

(b)	In 2010, CS CSG (Australia) Pty Ltd. (the “Joint Venture Company”) was formed as a joint venture company by PetroChina International Investment Company Limited (a wholly-owned subsidiary of the Group) and Shell Energy Holdings Australia Ltd.. PetroChina International Investment Company Limited holds 50% equity interest in the Joint Venture Company.

On August 23, 2010, the Joint Venture Company acquired 100% equity interest in Arrow Energy Limited for a total consideration of approximately 3.5 billion Australian Dollars (“AUD”) (approximately RMB 21,120 million), representing AUD4.70 per share of Arrow Energy in cash. The Joint Venture Company has now been renamed as Arrow Energy Holdings Pty Ltd.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Dividends received and receivable from associates and jointly controlled entities were RMB 6,948 in 2010 (2009: RMB 568, 2008: RMB 3,886).

In 2010, investments in associates and jointly controlled entities of RMB 157 (2009: RMB 345, 2008: RMB 36) were disposed of, resulting in a loss of RMB 3 (2009: a gain of RMB 33, 2008: a loss of RMB 3).

18	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2010	December 31, 2009
	RMB	RMB

Available-for-sale financial assets	2,330	2,799
Less: Impairment losses	(351)	(456)

	1,979	2,343

Available-for-sale financial assets comprise principally unlisted equity securities.

In 2010, available-for-sale financial assets of RMB 207 (2009: RMB 137, 2008: RMB 74) were disposed of, resulting in the realisation of a gain of RMB 8 (2009: RMB 4, 2008: RMB 5).

19	SUBSIDIARIES

The principal subsidiaries of the Group are:

		Paid-up		Attributable
	Country of	Capital	Type of	Equity
Company Name	Incorporation	RMB	Legal Entity	Interest %	Principal Activities

Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	Exploration, production and sale of crude oil and natural gas
CNPC Exploration and Development Company Limited	PRC	16,100	Limited liability company	50.00	Exploration, production and sale of crude oil and natural gas in and outside the PRC
PetroChina Hong Kong Limited	Hong Kong	HK Dollar 7,592	Limited liability company	100.00	Investment holding. The principal activities of its subsidiaries, associates and jointly controlled entities are the exploration, production and sale of crude oil and natural gas in and outside the PRC
Petrochina International Investment Company Limited	PRC	31,314	Limited liability company	100.00	Investment holding. The principal activities of its subsidiaries and jointly controlled entities are the exploration, development and production of crude oil, oilsands and coalbed methane outside the PRC

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20	ADVANCE OPERATING LEASE PAYMENTS

	December 31, 2010	December 31, 2009
	RMB	RMB

Land use rights	24,085	19,901
Advance lease payments	12,070	10,335

	36,155	30,236

Land use rights have terms up to 50 years. Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities. These advance operating lease payments are amortised over the related lease terms using the straight-line method.

21	INTANGIBLE AND OTHER ASSETS

	December 31, 2010			December 31, 2009
		Accumulated			Accumulated
	Cost	Amortisation	Net	Cost	Amortisation	Net
	RMB	RMB	RMB	RMB	RMB	RMB

Patents	3,237	(2,111)	1,126	3,076	(1,939)	1,137
Technical know-how	1,757	(396)	1,361	1,654	(242)	1,412
Goodwill(i)	3,068	—	3,068	2,818	—	2,818
Other	14,431	(3,965)	10,466	11,025	(2,992)	8,033

Intangible assets	22,493	(6,472)	16,021	18,573	(5,173)	13,400

Other assets			9,432			4,617

			25,453			18,017

(i)	The goodwill primarily relates to the acquisition of Singapore Petroleum Company Limited in 2009.

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

22	INVENTORIES

	December 31,	December 31,
	2010	2009
	RMB	RMB

Crude oil and other raw materials	39,574	30,928
Work in progress	13,652	7,006
Finished goods	82,353	77,685
Spare parts and consumables	31	28

	135,610	115,647
Less: Write down in inventories	(722)	(866)

	134,888	114,781

The carrying amounts of inventories of the Group, which are carried at net realisable value, amounted to RMB 2,231 (December 31, 2009: RMB 7,216) at December 31, 2010.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23	ACCOUNTS RECEIVABLE

	December 31,	December 31,
	2010	2009
	RMB	RMB

Accounts receivable	46,057	30,909
Less: Provision for impairment of receivables	(1,052)	(2,124)

	45,005	28,785

The aging analysis of accounts receivable (net of impairment of accounts receivable) at December 31, 2010 and December 31, 2009 is as follows:

	December 31,	December 31,
	2010	2009
	RMB	RMB

Within 1 year	44,689	28,561
Between 1 and 2 years	177	106
Between 2 and 3 years	45	80
Over 3 years	94	38

	45,005	28,785

The Group offers its customers credit terms up to 180 days.

Movements in the provision for impairment of accounts receivable are as follows:

	2010	2009	2008
	RMB	RMB	RMB

At beginning of the year	2,124	2,423	2,880
Provision for impairment of accounts receivable	9	38	36
Receivables written off as uncollectible	(1,007)	(232)	(388)
Reversal of provision for impairment of accounts receivable	(74)	(105)	(105)

At end of the year	1,052	2,124	2,423

24	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,	December 31,
	2010	2009
	RMB	RMB

Other receivables	8,670	8,528
Advances to suppliers	37,454	36,009

	46,124	44,537
Less: Provision for impairment	(2,847)	(3,741)

	43,277	40,796
Value-added tax recoverable	7,678	15,663
Prepaid expenses	495	421
Other current assets	372	2,715

	51,822	59,595

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other receivables consist primarily of taxes other than income tax refunds, subsidies receivable, and receivables for the sale of materials and scrap.

25	NOTES RECEIVABLE

Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and products. All notes receivable are due within one year.

26	CASH AND CASH EQUIVALENTS

The weighted average effective interest rate on bank deposits was 1.88% per annum for the year ended December 31, 2010 (2009: 1.46% per annum).

27	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2010	2009
	RMB	RMB

Trade payables	97,361	62,840
Advances from customers	29,099	21,193
Salaries and welfare payable	5,696	5,105
Accrued expenses	332	31
Dividends payable by subsidiaries to non-controlling shareholders	199	105
Interest payable	2,545	1,448
Construction fee and equipment cost payables	111,654	93,920
Other payables	23,305	20,097

	270,191	204,739

Other payables consist primarily of customer deposits.

The aging analysis of trade payables at December 31, 2010 and 2009 is as follows:

	December 31,	December 31,
	2010	2009
	RMB	RMB

Within 1 year	93,240	60,420
Between 1 and 2 years	2,951	1,404
Between 2 and 3 years	475	505
Over 3 years	695	511

	97,361	62,840

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28	BORROWINGS

	December 31,	December 31,
	2010	2009
	RMB	RMB

Short-term borrowings excluding current portion of long-term borrowings	97,175	134,622
Current portion of long-term borrowings	5,093	14,229

	102,268	148,851
Long-term borrowings	131,352	85,471

	233,620	234,322

Borrowings of the Group of RMB 6,157 were guaranteed by CNPC, its fellow subsidiaries and a third party at December 31, 2010 (December 31, 2009: RMB 1,154).

The Group’s borrowings include secured liabilities totalling RMB 3,284 at December 31, 2010 (December 31, 2009: RMB 7,904). These borrowings are mainly secured over certain of the Group’s notes receivable, inventories, intangible assets, cash and cash equivalents, time deposits with maturities over one year and property, plant and equipment amounting to RMB 3,303 (December 31, 2009: RMB 8,693).

	December 31,	December 31,
	2010	2009
	RMB	RMB

Total borrowings:
— interest free	47	51
— at fixed rates	186,674	163,155
— at floating rates	46,899	71,116

	233,620	234,322

Weighted average effective interest rates:
— bank loans	3.32%	3.10%
— corporate debentures	4.08%	4.31%
— medium-term notes	3.48%	2.78%
— short-term notes	—	2.01%
— other loans	3.53%	3.21%

The borrowings by major currency at December 31, 2010 and December 31, 2009 are as follows:

	December 31,	December 31,
	2010	2009
	RMB	RMB

RMB	201,470	195,023
US Dollar	28,253	39,097
Other currency	3,897	202

	233,620	234,322

The fair values of the Group’s long-term borrowings including current portion of long-term borrowings are RMB 133,942 (December 31, 2009: RMB 98,061) at December 31, 2010. The fair values of the Company’s long-term borrowings including current portion of long-term borrowings are RMB 117,045 (December 31, 2009: RMB 75,244) at December 31, 2010. The carrying amounts of short-term borrowings approximate their fair values.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the statement of financial position. Such discount rates ranged from 0.96% to 5.58% per annum as of December 31, 2010 (December 31, 2009: 1.02% to 5.93%) depending on the type of the borrowings.

The following table sets out the borrowings’ remaining contractual maturities at the date of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	December 31,	December 31,
	2010	2009
	RMB	RMB

Within one year	110,380	155,450
Between one and two years	41,533	14,649
Between two and five years	82,640	67,108
After five years	26,642	14,806

	261,195	252,013

29  SHARE CAPITAL

	December 31,	December 31,
	2010	2009
	RMB	RMB

Registered, issued and fully paid:
A shares	161,922	161,922
H shares	21,099	21,099

	183,021	183,021

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

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

30  RESERVES

	2010	2009
	RMB	RMB

Capital Reserve(a)
Beginning balance	133,308	133,308

Ending balance	133,308	133,308
Statutory Common Reserve Fund(b)
Beginning balance	125,447	115,466
Transfer from retained earnings	13,190	9,981

Ending balance	138,637	125,447
Special Reserve-Safety Fund Reserve
Beginning balance	8,075	6,750
Safety fund reserve	416	1,325

Ending balance	8,491	8,075
Currency translation differences
Beginning balance	(4,186)	(2,726)
Currency translation differences	3,089	(1,460)

Ending balance	(1,097)	(4,186)
Other reserves
Beginning balance	(22,509)	(23,382)
Purchase of non-controlling interest in subsidiaries	(87)	(179)
Acquisition of subsidiaries	(572)	(248)
Fair value gain on available-for-sale financial assets	105	140
Capital contribution from non-controlling interest	3	1,158
Other	338	2

Ending balance	(22,722)	(22,509)

	256,617	240,135

(a)	The Group’s revaluation reserve of RMB 79,946 has been reclassified to capital reserve as the Group has changed its accounting policy for property, plant and equipment upon the adoption of IFRS 1 (amendment) (Note 3(f)).

(b)	Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to a Statutory Common Reserve Fund (“Reserve Fund”). Appropriation to the Reserve Fund may cease when the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

(c)	According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2010, the Company’s distributable reserve amounted to RMB 425,345 (December 31, 2009: RMB 358,415).

31  DEFERRED TAXATION

Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 25%.

The movements in the deferred taxation account are as follows:

	Year Ended December 31,
	2010	2009	2008
	RMB	RMB	RMB

At beginning of the year	21,160	11,969	20,571
Transfer to profit and loss (Note 12)	(104)	8,611	(8,212)
Charge/ (credit) to other comprehensive income	5	38	(67)
Acquisition of subsidiaries	87	991	—
Currency translation differences	(61)	(420)	(364)
Others	144	(29)	41

At end of the year	21,231	21,160	11,969

Deferred tax balances before offset are attributable to the following items:

	December 31,	December 31
	2010	2009
	RMB	RMB

Deferred tax assets:
Current:
Receivables and inventories	8,251	7,173
Tax losses of subsidiaries	352	166
Non-current:
Impairment of long-term assets	4,665	3,983
Other	3,742	2,379

Total deferred tax assets	17,010	13,701

Deferred tax liabilities:
Non-current:
Accelerated tax depreciation	35,164	32,348
Other	3,077	2,513

Total deferred tax liabilities	38,241	34,861

Net deferred tax liabilities	21,231	21,160

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred tax balances after offset are listed as below:

	December 31,	December 31,
	2010	2009
	RMB	RMB

Deferred tax assets	284	289
Deferred tax liabilities	21,515	21,449

There were no material unrecognised tax losses at December 31, 2010 and 2009.

32  ASSET RETIREMENT OBLIGATIONS

	2010	2009	2008
	RMB	RMB	RMB

At beginning of the year	44,747	36,262	24,761
Liabilities incurred	13,736	7,162	10,033
Liabilities settled	(469)	(434)	(169)
Accretion expense (Note 10)	2,382	1,943	1,746
Currency translation differences	(32)	(186)	(109)

At end of the year	60,364	44,747	36,262

Asset retirement obligations relate to oil and gas properties (Note 16).

33  PENSIONS

The Group participates in various employee retirement benefit plans (Note 3(t)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2010 amounted to RMB 9,600 (2009: RMB 8,437, 2008: RMB 6,997).

34  CONTINGENT LIABILITIES

(a)	Bank and other guarantees

At December 31, 2010, borrowings of associates of RMB 13 (December 31, 2009: RMB 21) from CP Finance (a subsidiary of CNPC) were guaranteed by the Group. The Group had contingent liabilities in respect of the guarantees from which it is anticipated that no material liabilities will arise.

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

(d)	Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

35  COMMITMENTS

(a)	Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from 1 to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2010 and 2009 under non-cancellable operating leases are as follows:

	December 31,	December 31,
	2010	2009
	RMB	RMB

No later than one year	4,118	4,071
Later than one year and no later than five years	13,172	12,478
Later than five years	77,552	77,385

	94,842	93,934

(b)	Capital commitments

At December 31, 2010, the Group’s capital commitments contracted but not provided for were RMB 49,495 (December 31, 2009: RMB 56,657).

(c)	Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 916 for the year ended December 31, 2010 (2009: RMB 752, 2008: RMB 944).

Estimated annual payments for the next five years are as follows:

	December 31,	December 31,
	2010	2009
	RMB	RMB

Within one year	1,000	1,000
Between one and two years	1,000	1,000
Between two and three years	1,000	1,000
Between three and four years	1,000	1,000
Between four and five years	1,000	1,000

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

36  MAJOR CUSTOMERS

The Group’s major customers are as follows:

	2010		2009		2008
		Percentage		Percentage		Percentage
		of Total		of Total		of Total
	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue
	RMB	%	RMB	%	RMB	%

China Petroleum & Chemical Corporation	86,270	6	67,137	7	57,594	5
CNPC and its fellow subsidiaries	49,259	3	32,437	3	46,645	4

	135,529	9	99,574	10	104,239	9

37  RELATED PARTY TRANSACTIONS

CNPC, the controlling shareholder of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party.

Related parties include CNPC and its fellow subsidiaries, other state-owned enterprises and their subsidiaries which the PRC government has control, joint control or significant influence over and enterprises which the Group is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members.

(a)	Transactions with CNPC and its fellow subsidiaries, associates and jointly controlled entities

The Group has extensive transactions with other companies in CNPC and its fellow subsidiaries. Due to these relationships, it is possible that the terms of the transactions between the Group and other members of CNPC and its fellow subsidiaries are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

The principal related party transactions with CNPC and its fellow subsidiaries, associates and jointly controlled entities of the Group which were carried out in the ordinary course of business, are as follows:

On August 27, 2008, the Company and CNPC entered into a Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”), amending the original Comprehensive Products and Services Agreements and the First Supplemental Agreement and the Second Supplemental Agreement thereto. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price.

•	Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 62,459 in the year ended December 31, 2010 (2009: RMB 37,448, 2008: RMB 51,714).

•	Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 9,184 in the year ended December 31, 2010 (2009: RMB 7,128, 2008: RMB 9,300).

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 241,852 in the year ended December 31, 2010 (2009: RMB 199,826, 2008: RMB 204,670).

•	Purchase of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 4,782 in the year ended December 31, 2010 (2009: RMB 2,327, 2008: RMB 3,576).

•	Amounts due from and to CNPC and its fellow subsidiaries, associates and jointly controlled entities of the Group included in the following accounts captions are summarised as follows:

	December 31,	December 31,
	2010	2009
	RMB	RMB

Accounts receivable	11,633	3,780
Prepayments and other receivables	22,780	16,548
Accounts payable and accrued liabilities	70,272	57,076

•	Interest income represents interests from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 207 in the year ended December 31, 2010 (2009: RMB 143, 2008: RMB 114). The balance of deposits at 31 December 2010 was RMB 7,677 million (December 31, 2009: RMB 10,433 million).

•	Purchases of financial service principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee, etc. The total amount of these transactions amounted to RMB 3,492 in the year ended December 31, 2010 (2009: RMB 3,541, 2008: RMB 1,623).

•	The borrowings from CNPC and its fellow subsidiaries at 31 December 2010 were RMB 75,417 million (December 31, 2009: RMB 81,753 million).

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

On March 10, 2000, the Company and CNPC entered into a Buildings Leasing Contract. Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC were leased at an aggregate annual fee of RMB 39 for a term of 20 years. The Company also entered into a Supplemental Buildings Leasing Agreement with the CNPC on September 26, 2002, which became effective on January 1, 2003 to lease additional 404 buildings covering 442,730 square meters at an annual rental of approximately RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Buildings Leasing Agreement.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Key management compensation

	Year End December 31
	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Emoluments and other benefits	12,743	9,885	10,581
Contribution to retirement benefit scheme	606	479	444

	13,349	10,364	11,025

Note:	Emoluments set out above exclude RMB6.45 million paid to directors and other key management of the Company as part of the deferred merit pay for years 2007 to 2009 in accordance with relevant requirements by the PRC government.

(c)	Transactions with other state-controlled entities in the PRC

Apart from transactions with CNPC and its fellow subsidiaries, associates and jointly controlled entities, the Group has transactions with other state-controlled entities include but not limited to the following:

•	Sales and purchases of goods and services,

•	Purchases of assets,

•	Lease of assets; and

•	Bank deposits and borrowings

These transactions are conducted in the ordinary course of the Group’s business.

38  SEGMENT INFORMATION

The Group is principally engaged in a broad range of petroleum related products, services and activities. After re-segmentation in 2009, the Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group presents geographical information based on entities located in regions with a similar risk profile.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The segment information for the operating segments for the years ended December 31, 2010, 2009 and 2008 is as follows:

	Year Ended December 31, 2010
	Exploration	Refining		Natural
	and	and		Gas and
	Production	Chemicals	Marketing	Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Turnover	544,884	664,773	1,134,534	117,043	1,606	2,462,840
Less: intersegment sales	(414,774)	(508,599)	(61,987)	(11,601)	(464)	(997,425)

Turnover from external customers	130,110	156,174	1,072,547	105,442	1,142	1,465,415

Depreciation, depletion and amortisation	(75,991)	(16,302)	(8,232)	(11,613)	(1,071)	(113,209)
Profit/(loss) from operations	153,703	7,847	15,956	20,415	(10,144)	187,777
Finance costs:
Exchange gain						1,685
Exchange loss						(2,857)
Interest income						1,983
Interest expense						(6,321)

Total net finance costs						(5,510)

Share of profit of associates and jointly controlled entities	5,346	39	678	10	965	7,038

Profit before income tax expense						189,305
Income tax expense						(38,513)

Profit for the year						150,792

Segment assets	880,575	299,808	252,789	260,269	1,210,132	2,903,573
Other assets						284
Investments in associates and jointly controlled entities	45,533	571	6,700	122	11,211	64,137
Elimination of intersegment balances(a)						(1,311,507)

Total assets						1,656,487

Segment capital expenditure	160,893	44,242	15,793	53,648	1,636	276,212
Segment liabilities	327,765	119,190	144,293	132,290	421,319	1,144,857
Other liabilities						78,792
Elimination of intersegment balances(a)						(577,291)

Total liabilities						646,358

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2009
	Exploration	Refining		Natural
	and	and		Gas and
	Production	Chemicals	Marketing	Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Turnover	405,326	501,300	768,295	77,658	1,372	1,753,951
Less: intersegment sales	(308,649)	(381,522)	(35,489)	(8,756)	(260)	(734,676)

Turnover from external customers	96,677	119,778	732,806	68,902	1,112	1,019,275

Depreciation, depletion and amortisation	(64,595)	(11,824)	(7,088)	(7,694)	(1,058)	(92,259)
Profit/ (loss) from operations	105,019	17,308	13,265	19,046	(11,194)	143,444
Finance costs:
Exchange gain						552
Exchange loss						(1,335)
Interest income						1,459
Interest expense						(5,272)

Total net finance costs						(4,596)

Share of profit of associates and jointly controlled entities	590	53	519	8	14	1,184

Profit before income tax expense						140,032
Income tax expense						(33,473)

Profit for the year						106,559

Segment assets	756,122	256,040	237,534	198,774	1,095,827	2,544,297
Other assets						289
Investments in associates and jointly controlled entities	22,183	579	5,393	68	—	28,223
Elimination of intersegment balances(a)						(1,122,521)

Total assets						1,450,288

Segment capital expenditure and acquisition
— Capital expenditure	129,017	42,558	18,174	74,754	2,333	266,836
— Acquisition	—	—	15,296	—	—	15,296

						282,132

Segment liabilities	280,573	98,590	142,254	92,538	357,107	971,062
Other liabilities						56,412
Elimination of intersegment balances(a)						(484,887)

Total liabilities						542,587

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2008
	Exploration	Refining		Natural
	and	and		Gas and
	Production	Chemicals	Marketing	Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Turnover	626,367	560,729	778,141	63,315	1,418	2,029,970
Less: intersegment sales	(500,522)	(396,410)	(53,557)	(6,706)	(171)	(957,366)

Turnover from external customers	125,845	164,319	724,584	56,609	1,247	1,072,604

Depreciation, depletion and amortisation	(58,927)	(22,796)	(5,871)	(6,310)	(855)	(94,759)
Profit/(loss) from operations	240,470	(93,830)	7,982	16,057	(11,108)	159,571
Finance costs:
Exchange gain						1,774
Exchange loss						(2,855)
Interest income						2,277
Interest expense						(3,044)

Total net finance costs						(1,848)

Share of profit/(loss) of associates and jointly controlled entities	4,561	(609)	314	5	19	4,290

Profit before income tax expense						162,013
Income tax expense						(35,211)

Profit for the year						126,802

Segment assets	662,454	290,758	197,950	121,368	973,128	2,245,658
Other assets						497
Investments in associates and jointly controlled entities	24,021	1,686	3,074	20	49	28,850
Elimination of intersegment balances(a)						(1,078,770)

Total assets						1,196,235

Segment capital expenditure	157,194	30,619	4,974	36,848	2,742	232,377
Segment liabilities	264,230	70,879	132,340	53,294	334,972	855,715
Other liabilities						27,667
Elimination of intersegment balances(a)						(534,987)

Total liabilities						348,395

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Geographical information

	Year Ended December 31,
	Turnover			Non-Current Assets(b)
	2010	2009	2008	2010	2009	2008
	RMB	RMB	RMB	RMB	RMB	RMB

Mainland China	1,086,909	790,748	824,703	1,231,536	1,073,865	902,370
Other	378,506	228,527	247,901	132,808	78,078	63,878

	1,465,415	1,019,275	1,072,604	1,364,344	1,151,943	966,248

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.

(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

39  EVENTS AFTER THE REPORTING PERIOD

On January 31, 2011, PetroChina International (London) Company Limited (“PCI”), a wholly-owned subsidiary of the Group, has submitted a conditional binding and irrevocable offer to INEOS European Holdings Limited and INEOS Investments International Limited (together, the “Sellers”), two wholly-owned subsidiaries of British petrochemical conglomerate INEOS Group Holdings plc, for the establishment of joint ventures in Europe engaged in trading and refining activities.

Since the delivery of the above offer, PCI and the Sellers have entered into certain documentation after negotiation, including amongst others, the acquisition agreement and the reorganization agreement on April 8, 2011. According to these agreements, the total cash consideration payable by PCI for the shares in the joint venture is US$1,015 million.

Completion of the proposed transaction is subject to a number of conditions as set out in the relevant documentation.

40  APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on May 10, 2011 and will be submitted to shareholders for approval at the annual general meeting to be held on May 18, 2011.

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

Proved reserve estimates as of December 31, 2010, 2009 and 2008 were based on reports prepared by DeGolyer and MacNaughton and Gaffney, Cline & Associates, independent engineering consultants.

Estimated quantities of net proved crude oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

	Crude		Total
	Oil and	Natural	All
	Condensate	Gas	Products
	(Millions of	(Billions of	(Million barrels of
	barrels)	cubic feet)	oil equivalent)

Proved developed and undeveloped reserves
The Group
Reserves at December 31, 2007	11,706	57,111	21,224
Changes resulting from:
Revisions of previous estimates	(574)	(637)	(680)
Improved recovery	75	—	75
Extensions and discoveries	885	6,579	1,982
Production	(871)	(1,864)	(1,181)

Reserves at December 31, 2008	11,221	61,189	21,420
Changes resulting from:
Revisions of previous estimates	(192)	(1,273)	(405)
Improved recovery	73	—	73
Extensions and discoveries	1,005	5,440	1,911
Production	(844)	(2,112)	(1,196)

Reserves at December 31, 2009	11,263	63,244	21,803
Changes resulting from:
Revisions of previous estimates	(78)	(1,456)	(320)
Improved recovery	74	—	74
Extensions and discoveries	877	5,936	1,866
Production	(858)	(2,221)	(1,228)

Reserves at December 31, 2010	11,278	65,503	22,195

Proved developed reserves at:
December 31, 2008	8,324	26,667	12,769
December 31, 2009	7,871	30,949	13,029
December 31, 2010	7,605	31,102	12,789
Proved undeveloped reserves at:
December 31, 2008	2,897	34,522	8,651
December 31, 2009	3,392	32,295	8,774
December 31, 2010	3,673	34,401	9,406
Equity method investments
Share of proved developed and undeveloped reserves of associates and jointly controlled entities
December 31, 2008	372	65	383
December 31, 2009	310	50	319
December 31, 2010	337	37	343

At December 31, 2010, total proved developed and undeveloped reserves of the Group and equity method investments is 22,538 million barrels of oil equivalent (December 31, 2009: 22,122 million barrels of oil equivalent,

December 31, 2008: 21,803 million barrels of oil equivalent), comprising 11,615 million barrels of crude oil and condensate (December 31, 2009: 11,573 million barrels, December 31, 2008: 11,593 million barrels) and 65,539.5 billions of cubic feet of natural gas (December 31, 2009: 63,294.4 billions of cubic feet, December 31, 2008: 61,254.2 billions of cubic feet).

At December 31, 2010, 10,489 million barrels (December 31, 2009: 10,516 million barrels, December 31, 2008: 10,576 million barrels) of crude oil and condensate and 64,555.3 billion cubic feet (December 31, 2009: 62,376.9 billion cubic feet, December 31, 2008: 60,246.7 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located within Mainland China, and 789 million barrels (December 31, 2009: 747 million barrels, December 31, 2008: 645 million barrels) of crude oil and condensate and 947.4 billion cubic feet (December 31, 2009: 866.9 billion cubic feet, December 31, 2008: 942.6 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located overseas.

Capitalised Costs

	December 31,	December 31,
	2010	2009
	RMB	RMB

The Group
Property costs and producing assets	777,461	666,644
Support facilities	247,475	222,205
Construction-in-progress	75,343	61,581

Total capitalised costs	1,100,279	950,430
Accumulated depreciation, depletion and amortisation	(434,501)	(369,437)

Net capitalised costs	665,778	580,993

Equity method investments
Share of net capitalised costs of associates and jointly controlled entities	33,120	13,020

Costs Incurred for Property Acquisitions, Exploration and Development Activities

	2010
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group
Property acquisition and exploration costs	37,442	2,777	40,219
Development costs	113,673	13,433	127,106

Total	151,115	16,210	167,325

Equity method investments
Share of costs of property acquisition, exploration and development of associates and jointly controlled entities	—	2,615	2,615

	2009
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group
Property acquisition and exploration costs	29,786	2,949	32,735
Development costs	94,130	5,977	100,107

Total	123,916	8,926	132,842

Equity method investments
Share of costs of property acquisition, exploration and development of associates and jointly controlled entities	—	1,620	1,620

	2008
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group
Property acquisition and exploration costs	34,773	2,895	37,668
Development costs	117,772	7,083	124,855

Total	152,545	9,978	162,523

Equity method investments
Share of costs of property acquisition, exploration and development of associates and jointly controlled entities	—	4,003	4,003

Results of Operations for Oil and Gas Producing Activities

	2010
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group
Sales and other operating revenues
Sales to third parties	82,433	47,677	130,110
Intersegment sales	346,421	742	347,163

	428,854	48,419	477,273
Production costs excluding taxes	(76,329)	(4,648)	(80,977)
Exploration expenses	(21,368)	(1,595)	(22,963)
Depreciation, depletion and amortisation	(63,569)	(5,133)	(68,702)
Taxes other than income taxes	(66,798)	(11,766)	(78,564)
Accretion expense	(2,238)	(144)	(2,382)
Income taxes	(39,510)	(6,284)	(45,794)

Results of operations from producing activities	159,042	18,849	177,891

Equity method investments
Share of profit for producing activities of associates and jointly controlled entities	—	6,447	6,447

Total of the Group and equity method investments results of operations for producing activities	159,042	25,296	184,338

	2009
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group
Sales and other operating revenues
Sales to third parties	62,799	33,878	96,677
Intersegment sales	259,847	404	260,251

	322,646	34,282	356,928
Production costs excluding taxes	(68,236)	(4,355)	(72,591)
Exploration expenses	(18,426)	(972)	(19,398)
Depreciation, depletion and amortisation	(53,018)	(4,005)	(57,023)
Taxes other than income taxes	(31,210)	(9,660)	(40,870)
Accretion expense	(1,787)	(156)	(1,943)
Income taxes	(30,196)	(3,783)	(33,979)

Results of operations from producing activities	119,773	11,351	131,124

Equity method investments
Share of profit for producing activities of associates and jointly controlled entities	—	3,326	3,326

Total of the Group and equity method investments results of operations for producing activities	119,773	14,677	134,450

	2008
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group
Sales and other operating revenues
Sales to third parties	72,218	52,169	124,387
Intersegment sales	431,203	2,181	433,384

	503,421	54,350	557,771
Production costs excluding taxes	(69,469)	(5,410)	(74,879)
Exploration expenses	(20,868)	(1,011)	(21,879)
Depreciation, depletion and amortisation	(47,295)	(3,532)	(50,827)
Taxes other than income taxes	(99,970)	(5,843)	(105,813)
Accretion expense	(1,607)	(139)	(1,746)
Income taxes	(52,718)	(9,604)	(62,322)

Results of operations from producing activities	211,494	28,811	240,305

Equity method investments
Share of profit for producing activities of associates and jointly controlled entities	—	9,872	9,872

Total of the Group and equity method investments results of operations for producing activities	211,494	38,683	250,177

Standardised Measure of Discounted Future Net Cash Flows

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2010, 2009 and 2008 is as follows:

RMB

The Group
At December 31, 2010
Future cash inflows from sales of oil and gas	6,845,504
Future production costs	(2,576,816)
Future development costs	(571,065)
Future income tax expense	(819,039)

Future net cash flows	2,878,584
Discount at 10% for estimated timing of cash flows	(1,560,391)

Standardised measure of discounted future net cash flows	1,318,193

RMB

The Group
At December 31, 2009
Future cash inflows from sales of oil and gas	5,045,994
Future production costs	(1,628,794)
Future development costs	(479,912)
Future income tax expense	(615,290)

Future net cash flows	2,321,998
Discount at 10% for estimated timing of cash flows	(1,244,183)

Standardised measure of discounted future net cash flows	1,077,815

RMB

The Group
At December 31, 2008
Future cash inflows from sales of oil and gas	4,426,893
Future production costs	(1,521,416)
Future development costs	(381,498)
Future income tax expense	(522,158)

Future net cash flows	2,001,821
Discount at 10% for estimated timing of cash flows	(1,046,896)

Standardised measure of discounted future net cash flows	954,925

At December 31, 2010, RMB 1,258,049 (2009:  RMB 1,041,228, 2008: RMB 924,623) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located within mainland China and RMB 60,144 (2009: RMB 36,587, 2008: RMB 30,302) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located overseas.

Share of standardised measure of discounted future net cash flows of associates and jointly controlled entities:

December 31, 2010	34,729
December 31, 2009	26,457
December 31, 2008	17,912

Future net cash flows were estimated using prices used in estimating the Group’s proved oil and gas reserves and year-end costs, and currently enacted tax rates related to existing proved oil and gas reserves.

Changes in Standardised Measure of Discounted Future Net Cash Flows

Changes in the standardised measure of discounted net cash flows for the Group for each of the years ended December 31, 2010, 2009 and 2008 are as follows:

	Year Ended December 31
	2010	2009	2008
	RMB	RMB	RMB

The Group
Beginning of the year	1,077,815	954,925	1,822,070
Sales and transfers of oil and gas produced, net of production costs	(316,888)	(242,363)	(375,269)
Net changes in prices and production costs and other	356,503	171,170	(1,448,443)
Extensions, discoveries and improved recovery	179,765	150,846	139,058
Development costs incurred	7,713	(8,488)	67,673
Revisions of previous quantity estimates	(28,773)	(31,516)	(46,105)
Accretion of discount	136,401	120,396	260,643
Net change in income taxes	(94,343)	(37,155)	535,298

End of the year	1,318,193	1,077,815	954,925