Form 20-F
period 2011-12-31
PETROCHINA CO LTD
filed 2012-04-26
CIK 1108329

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

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

Address: 9 Dongzhimen North Street, Dongcheng District, Beijing 100007, The People’s Republic of China

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

A Shares, par value RMB1.00 per share***	161,922,077,818(1)
H Shares, par value RMB1.00 per share	21,098,900,000****

(1):	Includes 158,033,693,528 A Shares held by CNPC and 3,888,384,290 A Shares held by the public shareholders.

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

    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer  ☒                 Accelerated Filer  ☐                 Non-Accelerated Filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

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

    Yes  ☐    No  ☐

*	PetroChina’s H Shares are listed and traded on The Stock Exchange of Hong Kong Limited.
**	Not for trading, but only in connection with the registration of American Depository Shares.
***	PetroChina’s A Shares became listed on the Shanghai Stock Exchange on November 5, 2007.
****	Includes 1,556,881,900 H Shares represented by American Depositary Shares.

			Page
Item 10	—	Additional Information	85
		Memorandum and Articles of Association	85
		Material Contracts	85
		Foreign Exchange Controls	85
		Taxation	86
		Documents on Display	91
Item 11	—	Quantitative and Qualitative Disclosures About Market Risk	91
Item 12	—	Description of Securities Other Than Equity Securities	96

		Part II
Item 13	—	Defaults, Dividends Arrearages and Delinquencies	97
Item 14	—	Material Modifications to the Rights to Security Holders and Use of Proceeds	97
Item 15	—	Controls and Procedures	97
Item 16A	—	Audit Committee Financial Expert	97
Item 16B	—	Code of Ethics	98
Item 16C	—	Principal Accountant Fees and Services	98
Item 16D	—	Exemptions from Listing Standards for Audit Committees	99
Item 16E	—	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	99
Item 16F	—	Change In Registrant’s Certifying Accountant	99
Item 16G	—	Corporate Governance	99
Item 16H	—	Mine Safety Disclosure	101

		Part III
Item 17	—	Financial Statements	102
Item 18	—	Financial Statements	102
Item 19	—	Exhibits	102
EX-4.13
EX-4.14
EX-4.15
EX-4.16
EX-4.17
EX-8.1
EX-12.1
EX-12.2
EX-13.1
EX-13.2
EX-15.1
EX-15.2

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

Conversion Table

1 barrel-of-oil equivalent	= 1 barrel of crude oil	= 6,000 cubic feet of natural gas

1 cubic meter	= 35.315 cubic feet

1 ton of crude oil	= 1 metric ton of crude oil	= 7.389 barrels of crude oil (assuming an API gravity of 34 degrees)

Certain Oil and Gas Terms

Unless the context indicates otherwise, the following terms have the meanings shown below:

“acreage”	The total area, expressed in acres, over which an entity has interests in exploration or production. Net acreage is the entity’s interest, expressed in acres, in the relevant exploration or production area.

“condensate”	Light hydrocarbon substances produced with natural gas that condense into liquid at normal temperatures and pressures associated with surface production equipment.

“crude oil”	Crude oil, including condensate and natural gas liquids.

“developed reserves”	Under the reserve rules of the Securities and Exchange Commission, or SEC, developed reserves are reserves of any category that can be expected to be recovered:

(i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

“development cost”	For a given period, costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas.

“finding cost”	For a given period, costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells and exploratory-type test wells. Finding cost is also known as exploration cost.

“lifting cost”	For a given period, costs incurred to operate and maintain wells and related equipment and facilities, including applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities. Lifting cost is also known as production cost.

“natural gas liquids”	Hydrocarbons that can be extracted in liquid form together with natural gas production. Ethane and pentanes are the predominant components, with other heavier hydrocarbons also present in limited quantities.

“offshore”	Areas under water with a depth of five meters or greater.

“onshore”	Areas of land and areas under water with a depth of less than five meters.

“primary distillation capacity”	At a given point in time, the maximum volume of crude oil a refinery is able to process in its basic distilling units.

“proved reserves”	Under the SEC reserve rules, proved reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible — from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations — prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

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

“reserve-to-production ratio”	For any given well, field or country, the ratio of proved reserves to annual production of crude oil or, with respect to natural gas, to wellhead production excluding flared gas.

“sales gas”	Marketable production of gas on an “as sold” basis, excluding flared gas, injected gas and gas consumed in operations.

“undeveloped reserves”	Under the SEC reserve rules, undeveloped reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

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

ITEM 3 — KEY INFORMATION

Exchange Rates

The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each month during the previous six months and the most recent practicable date:

	Noon Buying Rate(1)
	High	Low
	(RMB per US$)
October 2011	6.3825	6.3534
November 2011	6.3839	6.3400
December 2011	6.3733	6.2939
January 2012	6.3330	6.2940
February 2012	6.3120	6.2935
March 2012	6.3315	6.2975
April 2012 (ending as of April 20)	6.3150	6.2975

(1)	The exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

Average Noon Buying Rates(1)

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2007, 2008, 2009, 2010 and 2011, calculated by averaging the noon buying rates on the last day of each month during the relevant year:

Average Noon Buying Rate
(RMB per US$)
2007	7.5806
2008	6.9193
2009	6.8295
2010	6.7603
2011	6.4475

(1)	For periods prior to January 1, 2009, the exchange rates reflect the noon buying rates as reported by the Federal Reserve Bank of New York. For periods after January 1, 2009, the exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

Selected Financial Data

Historical Financial Information

You should read the selected historical financial data set forth below in conjunction with the consolidated financial statements of PetroChina and their notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected historical income statement and cash flow data for the years ended December 31, 2009, 2010 and 2011 and the selected historical statement of financial position data as of December 31, 2010 and 2011 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected historical income statement data and cash flow data for the years ended December 31, 2007 and 2008 and the selected statement of financial position data as of December 31, 2007, 2008 and 2009 set forth below are derived from our audited financial statements not included in this annual report. Our consolidated financial statements were prepared in accordance with IFRS as issued by the International Accounting Standards Board. The financial information included in this section may not necessarily reflect our results of operations, financial position and cash flows in the future.

	As at or for the Year Ended December 31,(1)
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB
	(In millions, except for per share and per ADS data)
Turnover	837,542	1,072,604	1,019,275	1,465,415	2,003,843
Total operating expenses	(636,525)	(913,033)	(875,831)	(1,277,638)	(1,821,382)

Profit from operations	201,017	159,571	143,444	187,777	182,461

Profit before income tax expense	205,139	162,013	140,032	189,305	184,215
Income tax expense	(49,802)	(35,211)	(33,473)	(38,513)	(38,256)

Profit for the year	155,337	126,802	106,559	150,792	145,959

Profit for the year attributable to owners of the parent company	146,796	114,453	103,387	139,992	132,961
Non-controlling interests	8,541	12,349	3,172	10,800	12,998

Basic and diluted earnings per share for profit attributable to owners of the parent company(2)	0.82	0.63	0.56	0.76	0.73

Basic and diluted net earnings per ADS(5)	81.69	62.54	56.49	76.49	72.65

Total current assets	235,902	224,946	294,383	286,392	382,711
Total non-current assets	833,709	971,289	1,155,905	1,370,095	1,534,875
Total assets	1,069,611	1,196,235	1,450,288	1,656,487	1,917,586
Total current liabilities	200,150	265,651	388,553	429,736	560,038
Total non-current liabilities	86,742	82,744	154,034	216,622	275,002
Total liabilities	286,892	348,395	542,587	646,358	835,040
Equity attributable to owners of the parent company	738,246	790,910	847,223	938,926	1,002,745
Non-controlling interests	44,473	56,930	60,478	71,203	79,801
Total equity	782,719	847,840	907,701	1,010,129	1,082,546
Other Financial Data
Dividend per share	0.36	0.28	0.25	0.34	0.33
Dividend per ADS	36.25	28.14	25.42	34.42	32.69
Capital expenditures	182,678	232,377	266,836	276,212	284,391
Net cash flows from operating activities	212,542	177,140	268,017	318,796	290,155
Net cash flows used for investing activities	(188,535)	(216,472)	(267,498)	(299,302)	(283,638)
Net cash flows from/used for financing activities	(5,838)	3,777	53,077	(60,944)	9,295
Net cash flows from operating activities per share (RMB)(3)	1.18	0.97	1.46	1.74	1.59
Net cash flows from operating activities per ADS (RMB)(5)	118.28	96.78	146.44	174.19	158.53
Net assets per share attributable to owners of the parent company (RMB)(4)	4.03	4.32	4.63	5.13	5.48
Net assets per ADS attributable to owners of the parent company (RMB)(5)	403.37	432.14	462.91	513.02	547.89
Return on net assets (%)	19.9	14.5	12.2	14.9	13.3

(1)	Due to business combinations under common control completed in 2008 and 2009, the relevant financial statements of the company have been restated in a manner identical to a pooling of interests to reflect the acquisitions.
(2)	As at December 31, 2007, basic and diluted earnings per share were calculated by dividing the net profit with the weighted average number of shares issued for this financial year of 179.700 billion. As at December 31, 2008, 2009, 2010 and 2011, respectively, basic and diluted earnings per share were calculated by dividing the net profit with the number of shares issued for each of these financial years of 183.021 billion.
(3)	As at December 31, 2007, cash flows from operating activities per share were calculated by dividing the cash flows from operating activities with the weighted average number of shares issued for this financial year of 179.700 billion. As at December 31, 2008, 2009, 2010 and 2011, respectively, cash flows from operating activities per share were calculated by dividing the cash flows from operating activities with the number of shares issued for each of these financial years of 183.021 billion.
(4)	As at December 31, 2007, 2008, 2009, 2010 and 2011, respectively, net asset per share was calculated by dividing the shareholders’ equity with the number of shares issued for each of these financial years of 183.021 billion.
(5)	Each ADS represents 100 H Shares. The basic and diluted earnings per ADS were calculated with the same method as that used for the calculation of the basic and diluted earnings per share. The cash flows from operating activities per ADS were calculated with the same method as that used for the calculation of the basic and diluted earnings per share. Net assets per ADS attributable to owners of the parent company per ADS were calculated with the same method as that used for the calculation of the net assets per share attributable to owners of the parent company.

Risk Factors

Our business is primarily subject to various changing competitive, economic and social conditions. Such changing conditions entail certain risks, which are described below.

Risks Related to Macro Economic Conditions

Our operations may be adversely affected by the international and domestic economic conditions. As the oil and gas industry is sensitive to macro-economic trends, oil and gas prices tend to fluctuate along with the change of macro-economic conditions. We may experience pricing pressure on our refined products in recessionary periods, which would have an adverse effect on our profitability. These factors may also lead to intensified competition for market share, with consequential potential adverse effects on volumes. There has been an uptrend in China’s overall inflation rate in recent years. Notwithstanding the measures taken by the PRC government to control inflation, China may continue to experience inflation in the near term and our operating costs may become higher than anticipated. The financial and economic situation may also have a negative impact on third parties with whom we do, or may do, business. Any of these factors may adversely affect our financial condition, results of operations and liquidity.

Risks Related to Competition

The oil, gas and petrochemicals industries are highly competitive. There is strong competition, both within the oil and gas industry and with other industries, in supplying the fuel needs of commercial, industrial and residential markets. Competition puts pressure on product prices, affects oil products marketing and requires continuous management focus on identifying new trends, reducing unit costs and improving efficiency. The implementation of our growth strategy requires continued technological advances and innovation, including advances in exploration, production, refining, petrochemicals manufacturing technology and advances in technology related to energy usage. Our performance could be impeded if competitors developed or acquired intellectual property rights to technology that we required or if our innovation lagged the industry.

The eastern and southern regions of China have a higher demand for refined products and chemical products than the western and northern regions. Most of our refineries and chemical plants are located in the western and northern regions of China. We incur relatively higher transportation costs for delivery of our refined products and chemical products to certain areas of the eastern and southern regions from our refineries and chemical plants in western and northern China. We face strong competition from other domestic oil companies. As a result, we expect that we will continue to encounter difficulty in increasing our sales of refined products and chemical products in these regions.

Risks Related to Outbound Investments

We are subject to various political, legal and regulatory environments in foreign developing countries where we operate, some of which are known to be unstable and differ in certain significant respects from those prevailing in developed countries. Main factors affecting our outbound investments include unstable political situation, unstable tax policies, import and export restrictions and unstable regulatory regime.

CNPC, our controlling shareholder, may choose to undertake, without our involvement, overseas investments and operations in the oil and gas industry, including exploration and production of oil and gas, refining, transportation and trading and liquefied natural gas, or LNG, projects. CNPC’s overseas asset portfolio includes oil and gas development projects in Iran, Sudan, Cuba and Syria, which countries are the subject of U.S. sanctions. Certain U.S.-based investors may not wish to invest, and have proposed or adopted divestment or similar initiatives regarding investments, in companies that do business with countries that are the subject of U.S. sanctions. These investors may not wish CNPC to make investments or conduct activities in the countries that are the subject of U.S. sanctions, and may divest their investment in us because of our relationship with CNPC and its investments and activities in those countries that are the subject of U.S. sanctions. As a result, the trading prices of our ADSs may be adversely affected.

Risks Related to Government Regulation

Our operations, like those of other PRC oil and gas companies, are subject to extensive regulations and control by the PRC government. These regulations and control affect many material aspects of our operations, such as exploration and production licensing, industry-specific and product-specific taxes and fees and environmental and safety standards. As a result, we may face significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability. Our business may also be affected by future changes in certain policies of the PRC government with respect to the oil and gas industry.

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

Because PRC laws, regulations and legal requirements dealing with economic matters continue to evolve, and because of the limited volume of published judicial interpretations and the non-binding nature of prior court decisions, the interpretation and enforcement of these laws, regulations and legal requirements involve some uncertainty. Because the PRC Company Law is different in certain important aspects from company laws in the United States, Hong Kong and other common law jurisdictions, and because the PRC securities laws and regulations are still at an early stage of development, you may not enjoy shareholders’ protections that you may be entitled to in other jurisdictions.

Risks Related to Controlling Shareholder

As of December 31, 2011, CNPC beneficially owned approximately 86.507% of our share capital. This ownership percentage enables CNPC to elect our entire board of directors without the concurrence of any of our other shareholders. Accordingly, CNPC is in a position to:

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

In addition to its relationship with us as our controlling shareholder, CNPC by itself or through its affiliates also provides us with certain services and products necessary for our business activities, such as construction and technical services, production services, materials supply services and financial services. The interests of CNPC and its affiliates as providers of these services and products to us may conflict with our interests.

Risks Related to Pricing and Exchange Rate

Our operations are affected by the volatility of prices for crude oil, refined products and natural gas. We set our crude oil median prices monthly based on the Singapore trading prices for crude oil. Historically, international prices for crude oil have fluctuated widely in response to changes in many factors, such as global and regional and politics and supply and demand for crude oil. We do not have, and will not have, control over the factors affecting international prices for crude oil. Fluctuations in crude oil prices have a significant impact in our results of operations. A decline in crude oil prices may reduce revenues from, and may result in a loss in, our exploration and production segment. Further, if crude oil prices remain at a low level for a prolonged period, our company has to determine and estimate whether our oil and gas assets may suffer impairment losses and, if so, the amount of the impairment losses. An increase in crude oil prices may, however, increase the production costs of refined products, reduce demand for our products and affect our operating profits.

Since 2008, the PRC government has further improved its refined oil pricing mechanism. Based on the refined oil pricing mechanism, when the change in the average crude oil price in the international market during a given time period exceeds a certain percentage, the PRC government can adjust the refined oil prices. However, when international crude oil price experiences sustained increases or becomes significantly volatile, the PRC government may increase its control over the refined oil prices. As a result, the regulation on refined product prices by the PRC government may reduce our profit and cause our refining assets to suffer impairment losses.

We negotiate the actual ex-factory price with natural gas users within the benchmark price and the adjustment range set by the PRC government. When the benchmark price is lower than the international natural gas price, the cost of our imported natural gas will be lower than the selling price of our natural gas, which may reduce our revenues or cause our natural gas assets to suffer impairment losses.

We receive most of our revenues in Renminbi. A portion of our Renminbi revenues must be converted into other currencies to meet our foreign currency obligations. The existing foreign exchange limitations under the PRC laws and regulations could affect our ability to obtain foreign exchange through debt financing, or to obtain foreign exchange for capital expenditures. The value of Renminbi against U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government introduced a floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. Because most of our purchases of crude oil and our outbound investments are settled in foreign currencies, the exchange rates between RMB and U.S. dollars and any other relevant foreign currencies may have an effect on our crude oil purchase costs and investment costs.

Risks Related to Environmental Protection and Safety

Compliance with changes in laws, regulations and obligations relating to climate change or environmental protection could result in substantial capital expenditures and reduced profitability from changes in operating costs.

A number of provinces in which our oil and gas exploration and production activities are located have promulgated environment protection regulations, which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. We have established standard abandonment procedures in response to the issuance of these provincial regulations. We have included under our asset retirement obligations the costs for these abandonment activities and this asset retirement obligation is based on our best estimate of future abandonment expenditures. In addition, PRC central government or other provincial governments may enact similar regulations or stricter environmental protection regulations. Such potential new regulations could increase our asset retirement costs.

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

In November 2011, the Chinese government concluded its investigation of a pipeline explosion accident that occurred at one of our subsidiaries in Dalian City, Liaoning Province on July 16, 2010. The accident was a result of the injection of the hydrogen sulfide removal agent into the crude oil transmission pipeline in violation of standard operating procedures. The accident caused a fire and oil spill and resulted in one person missing and one injury. The accident resulted in a direct economic loss of RMB223 million. Based on the results of the investigation, our subsidiary was fined RMB5.0 million and criminal charges were brought against a few employees directly involved in the accident. The Chinese government also gave disciplinary warnings to a few of our executives. Since the accident, we have implemented a number of safety measures to prevent similar accidents, including further improving our Health Safety and Environment Management System and taking more rigorous actions to eliminate latent hazards. We believe this accident and its consequences have not had any material adverse effect on our business, financial condition or results of operations.

Risks Related to Climate Change

In recent years, the oil industry has faced an increasingly severe challenge imposed by the global climate change. Numerous international, domestic and regional treaties and agreements to restrict the emission of greenhouse gas have been executed and become effective. If China or any other country in which we operate business remains committed to the reduction of the emission of greenhouse gas, the legal and regulatory requirements for that purpose may lead to a substantial increase in our capital expenditures and tax expenses and in turn, an increase in our operating costs. As a result, our results of operations and our strategic investment may be adversely affected.

Risks Related to Insurance Coverage

Due to the fact that oil industry is susceptible to high and industry-specific risks in nature, the current ordinary commercial insurance can not cover all the business areas in which we operate. We maintain insurance coverage against some, but not all, potential losses. We may suffer material losses resulting from uninsurable or uninsured risks or insufficient insurance coverage.

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

Risks Related to Liquidity

We have tried our best endeavors to ensure an appropriate level of liquidity and financing ability. However, as we are currently undergoing constructions in response to a peak in our oil and gas reserves, strengthening capacity building in key areas, constructing new, and expanding some existing, refinery and petrochemical facilities and constructing several natural gas and oil pipelines, we may have to make substantial capital expenditures and investments. We cannot assure you that the cash generated by our operations will be sufficient to fund these development plans or that our actual future capital expenditures and investments will not significantly exceed our current planned amounts. If either of these conditions arise, we may have to seek external financing to satisfy our capital needs. Our inability to obtain sufficient funding for our development plans could adversely affect our business, financial condition and results of operations.

Risks Related to Effectiveness of Internal Control Over Financial Reporting

SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Although our management concluded that our internal control over our financial reporting for the fiscal year ended December 31, 2011 was effective, we may discover other deficiencies in the course of our future evaluation of our internal control over our financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADSs, H Shares or A Shares.

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

In the year ended December 31, 2011, we imported approximately 441.2 million barrels of crude oil, as compared to 359.1 million barrels and 326.5 million barrels of crude oil in the years ended December 31, 2010 and 2009, respectively.

We were established as a joint stock company with limited liability under the Company Law of the PRC on November 5, 1999 as part of a restructuring in which CNPC transferred to us most of the assets and liabilities of CNPC relating to its exploration and production, refining and marketing, chemicals and natural gas businesses.

On April 7, 2000, we completed a global offering of H Shares and ADSs. In September 2005, we completed a follow-on offering of over 3 billion H Shares at the price of HK$6.00 per share. In October 2007, we issued 4 billion A Shares at an issue price of RMB 16.7 per share. The A Shares were listed on the Shanghai Stock Exchange on November 5, 2007. As of December 31, 2011, CNPC beneficially owned 158,325,211,528 shares, which include 291,518,000 H Shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC, representing approximately 86.507% of the share capital of PetroChina.

For a description of our principal subsidiaries, see Note 19 to our consolidated financial statements.

Our headquarters are located at 9 Dongzhimen North Street, Dongcheng District, Beijing, China, 100007, and our telephone number at this address is (86-10) 5998-6223. Our website address is www.petrochina.com.cn. The information on our website is not part of this annual report.

Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Our Corporate Organization Structure

The following chart illustrates our corporate organization structure as of December 31, 2011.

(1)	Indicates approximate shareholding.
(2)	Indicates approximate shareholding, including the 291,518,000 H Shares indirectly held by CNPC as of December 31, 2011 through Fairy King Investments Limited, a wholly owned overseas subsidiary of CNPC.
(3)	Includes PetroChina Planning & Engineering Institute, PetroChina Exploration & Development Research Institute, IT Service Center, PetroChina Petrochemical Research Institute and several other companies.

Acquisitions

On October 16, 2011, we entered into a joint venture agreement with Beijing Enterprises Group Company Limited and Hebei Natural Gas Company Limited for the formation of a joint venture named PetroChina Jingtang LNG Co., Ltd., or Jingtang LNG, in Tangshan City, Hebei Province. Pursuant to the agreement, we will contribute approximately RMB1,326 million to Jingtang LNG for its 51% equity interest. As of December 31, 2011, the transaction has not been completed.

On October 27, 2011, we entered into an equity transfer agreement with CNPC Exploration and Development Company Limited, or CNPC E&D, and CNPC Central Asia Petroleum Company Limited, or CNPC Central Asia, to acquire the entire equity interests in South Oil Exploration and Development Co., Ltd. from CNPC E&D and CNPC Central Asia, for total consideration of approximately RMB1.67 billion. 50% of the equity interests of CNPC E&D is held by us and 50% is held by a wholly owned subsidiary of CNPC. CNPC Central Asia is a wholly owned subsidiary of CNPC. The transaction has been completed.

In addition, we have launched a series of overseas acquisitions, for example:

In February 2010, PetroChina International Investment Company Limited, a subsidiary of our company, and Athabasca Oil Sands Corp. (“AOSC”), a Canada-based company, entered into a series of agreements for us to acquire 60% interest in AOSC’s two oil sand projects in MacKay River and Dover. On March 15, 2012, we acquired the remaining 40% interest in the MacKay River oil sand project for consideration of approximately RMB4.3 billion.

On September 26, 2011, Arrow Engergy Limited, a joint venture between Shell Royal Dutch plc. (“Shell”) and us, entered into an agreement to acquire Bow Energy Limited (“Bow”), a company that used to be part of Arrow Energy Limited in 2005 and specializes in coal seam gas exploration and development in Australia. The transaction was completed in January 2012 for consideration of approximately RMB3.6 billion.

On July 1, 2011, PetroChina International (London) Company Limited, or PCI, a wholly owned subsidiary of our company, formed two joint ventures with INEOS Investments (Jersey) Limited, or INEOS and contributed approximately RMB6.6 billion in total for its equity interests in those two joint ventures. One of the joint ventures, in which PCI has 50.1% equity interests, will engage in trading activities related to the crude oil refining operations using physical assets located at the Grangemouth refinery in Scotland and the Lavéra refinery in France. The other joint venture, in which PCI has 49.9% equity interests, will carry out crude oil refining business using the refining assets at Grangemouth and Lavéra. The formation of the joint ventures creates a strategic partnership between our company and INEOS and will further enhance our downstream oil refinery business in the European markets.

In 2011, we entered into an agreement with Shell for us to acquire 20% of Shell’s interest in its unconventional natural gas assets located in British Columbia of Canada. Such assets include 240 equity units 100% owned by Shell in Groundbirch, British Columbia of Canada, covering an area of 628 square kilometers. We completed the transaction on January 31, 2012 for consideration of approximately RMB8.2 billion. After the closing, we and Shell will jointly develop the assets and Shell will act as operator.

Exploration and Production

We engage in crude oil and natural gas exploration, development and production. Substantially all of our total estimated proved crude oil and natural gas reserves are located in China, principally in northeastern, northern, southwestern and northwestern China. Meanwhile, we have been further extending our overseas cooperation. In the year ended December 31, 2011, the crude oil and natural gas produced by us at overseas regions accounted for 11.5% and 4.7% of our total production of crude oil and natural gas, respectively.

We currently hold exploration and exploitation licenses for oil and gas (including coal seam gas) covering a total area of approximately 457.9 million acres, consisting of the exploration licenses covering a total area of approximately 435.8 million acres and the exploitation licenses covering a total area of approximately 22.1 million acres.

To further develop our crude oil and natural gas businesses, we have obtained oil and gas exploration licenses covering an area of 41.76 million acres in South China Sea. The crude oil and natural gas exploration in that area is currently under way.

The following table sets forth the financial and operating data of our exploration and production segment for each of the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,
	2009	2010	2011
Revenue (RMB in millions)	405,326	544,884	774,777
Income from operations (RMB in millions)	105,019	153,703	219,539
Proved developed and undeveloped reserves
Crude oil (million barrels )	11,262.6	11,277.7	11,128.2
Natural gas (Bcf)	63,243.8	65,502.7	66,653.0
Production
Crude oil (million barrels )	843.5	857.7	886.1
Natural gas for sale (Bcf)	2,112.2	2,221.2	2,396.4

Reserves

Our estimated proved reserves as of December 31, 2011 totaled approximately 11,128.2 million barrels of crude oil and approximately 66,653.0 Bcf of natural gas. As of December 31, 2011, proved developed reserves for crude oil and natural gas accounted for 67.0% and 48.5% of our total proved crude oil and natural gas reserves, respectively. Total proved hydrocarbon reserves on a BOE basis increased by 0.19% from approximately 22,194.8 million BOE as of December 31, 2010 to approximately 22,237.0 million BOE as of December 31, 2011, taking account of our overseas crude oil reserves of 768.9 million barrels and overseas natural gas reserves of 1,144.6 Bcf, totaling 959.7 million BOE. Natural gas as a percentage of total proved hydrocarbon reserves increased from 49.2% as of December 31, 2010 to 50.0% as of December 31, 2011.

We prepared our reserve estimates as of December 31, 2009, 2010 and 2011 on the basis of reports prepared by two independent engineering consultants, DeGolyer and MacNaughton and Gaffney, Cline & Associates (Consultants) Pte Ltd. Our reserve estimates include only crude oil and natural gas which we believe can be reasonably produced within the current terms of our production licenses or within the terms of the licenses which we are reasonably certain can be renewed. See “Regulatory Matters — Exploration Licenses and Production Licenses” for a discussion of our production licenses. Also see “Item 3 — Key Information — Risk Factors” for a discussion of the uncertainty inherent in the estimation of proved reserves.

Our reserve data for 2009, 2010 and 2011 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective on January 1, 2010 and for annual reports for accounting periods ending on or after December 31, 2009.

Internal Controls Over Reserves Estimates

We have appointed a Reserve Assessment Directing Team, or the RAD Team. The leader of the RAD Team is our Vice President in charge of our upstream business.

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

Third-Party Reserve Report

We commissioned DeGolyer and MacNaughton, an independent petroleum engineering consulting firm based in the United States, to carry out an independent assessment of our reserves in China and certain other countries as of December 31, 2009, 2010 and 2011. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in our company. The fees of DeGolyer and MacNaughton are not contingent on the results of its evaluation.

Mr. R.M. Shuck, the Senior Vice President of DeGolyer and MacNaughton, is primarily responsible for supervising the preparation of our reserve report. Mr. R.M. Shuck is a petroleum engineer and a Registered Professional Engineer in the State of Texas. Mr. R.M. Shuck is also a member of the International Society of Petroleum Engineers and has over 29 years of experience in oil and gas reservoir studies and evaluations.

We also commissioned Gaffney, Cline & Associates (Consultants) Pte Ltd., as independent reserve auditors, to carry out an independent assessment of our reserves estimation and valuation in certain countries such as Algeria, Chad and Kazakhstan as of December 31, 2009, 2010 and 2011. Gaffney, Cline & Associates (Consultants) Pte Ltd’s senior partners, officers, and employees have no direct or indirect financial interest in either our company or our affiliated companies. Gaffney, Cline & Associates (Consultants) Pte Ltd’s remuneration was not in any way contingent upon reported reserve estimates.

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

For detailed information about our net proved reserves estimates, please refer to the reports of DeGolyer and MacNaughton and Gaffney, Cline & Associates (Consultants) Pte Ltd. filed hereto as exhibit 15.1 and exhibit 15.2 of this annual report.

The following table sets forth our estimated proved reserves (including proved developed reserves and proved undeveloped reserves), proved developed reserves and proved undeveloped reserves of crude oil and natural gas as of December 31, 2009, 2010 and 2011.

	Crude Oil	Natural Gas(1)	Combined(1)
	(Millions of barrels)	(Bcf)	(BOE, in millions)
Proved developed and undeveloped reserves
Reserves as of December 31, 2009	11,262.6	63,243.8	21,803.2
Revisions of previous estimates	(77.8)	(1,455.8)	(320.3)
Extensions and discoveries	876.9	5,935.9	1,866.2
Improved recovery	73.7	0	73.7
Production for the year	(857.7)	(2,221.2)	(1,228.0)
Reserves as of December 31, 2010	11,277.7	65,502.7	22,194.8
Revisions of previous estimates	(75.7)	(751.5)	(200.8)
Extensions and discoveries	746.1	4,298.3	1,462.4
Improved recovery	66.3	0	66.3
Sale	(0.1)	(0.1)	(0.1)
Production for the year	(886.1)	(2,396.4)	(1,285.6)
Reserves as of December 31, 2011	11,128.2	66,653.0	22,237.0
Proved developed reserves
As of December 31, 2009	7,870.8	30,948.8	13,028.9
As of December 31, 2010	7,605.4	31,102.4	12,789.1
As of December 31, 2011	7,458.3	32,329.4	12,846.5
Proved undeveloped reserves
As of December 31, 2009	3,391.8	32,295.0	8,774.3
As of December 31, 2010	3,672.3	34,400.3	9,405.7
As of December 31, 2011	3,669.9	34,323.6	9,390.5

(1)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

Our proved undeveloped reserves were 9,390.5 million BOE in 2011. The main changes in our proved undeveloped reserves in 2011 include (i) an increase of 1,167.6 million BOE to proved undeveloped reserves through extensions and discoveries as well as improved discoveries; and (ii) the conversion of 1,182.7 million BOE of proved undeveloped reserves into proved developed reserves. In 2011, we spent more than RMB122,857 million on developing proved undeveloped reserves. The overwhelming majority of our proved undeveloped reserves are situated around the oil fields that are currently producing. A majority of our proved undeveloped reserves are already scheduled to be developed within the next five years. A portion of our natural gas proved undeveloped reserves are anticipated to take more than five years to be fully developed due to characteristics of the development projects and contractual or pipeline capacity restrictions.

The following tables set forth our crude oil and natural gas proved reserves and proved developed reserves by region as of December 31, 2009, 2010 and 2011.

	As of December 31,
	2009		2010		2011
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
	(Millions of barrels)
Crude oil reserves
Daqing	3,463.4	2,740.8	3,178.1	2,533.4	2,925.2	2,296.3
Changqing	1,783.8	1,298.8	1,946.8	1,310.5	2,097.3	1,439.8
Xinjiang	1,395.1	1,117.6	1,418.6	1,109.6	1,477.0	1,081.5
Other regions(1)	4,620.3	2,713.6	4,734.2	2,651.9	4,628.7	2,640.7

Total	11,262.6	7,870.8	11,277.7	7,605.4	11,128.2	7,458.3

	As of December 31,
	2009		2010		2011
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
	(Bcf)
Natural gas reserves(2)
Changqing	20,363.2	9,884.4	21,244.4	10,853.4	22,113.1	11,446.7
Tarim	16,892.1	7,758.3	19,147.7	7,822.9	19,270.8	7,148.3
Sichuan	11,177.3	4,219.0	10,512.5	2,814.8	10,938.1	4,339.7
Other regions(1)	14,811.2	9,087.1	14,598.1	9,611.3	14,331.0	9,394.7

Total	63,243.8	30,948.8	65,502.7	31,102.4	66,653.0	32,329.4

(1)	Represents other oil regions in China and our overseas oil and gas fields as a result of our acquisition of overseas assets.
(2)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

Exploration and Development

We are currently conducting exploration and development efforts in 12 provinces, two municipalities under the direct administration of the central government and three autonomous regions in China as well as in certain regions in other countries. We believe that we have more extensive experience in the exploration and development of crude oil and natural gas than any of our principal competitors in China.

The following table sets forth the number of wells we drilled, or in which we participated, and the results thereof, for the periods indicated.

Year	Daqing	Xinjiang	Changqing	Others(1)	Total
2009
Net exploratory wells drilled(2)	533	218	1,019	1,065	2,835
Crude oil	297	140	540	481	1,458
Natural gas	9	9	148	170	336
Dry(3)	227	69	331	414	1,041

Net development wells drilled(2)	4,934	681	7,421	2,238	15,274
Crude oil	4,923	674	6,808	1,626	14,031
Natural gas	1	7	480	584	1,072
Dry(3)	10	0	133	28	171

2010
Net exploratory wells drilled(2)	157	169	680	634	1,640
Crude oil	146	131	431	342	1,050
Natural gas	1	1	100	61	163
Dry(3)	10	37	149	231	427

Net development wells drilled(2)	5,073	1,323	7,754	3,477	17,627
Crude oil	5,024	1,312	7,106	3,083	16,525
Natural gas	27	11	542	348	928
Dry(3)	22	0	106	46	174

2011
Net exploratory wells drilled(2)	258	197	697	643	1,795
Crude oil	231	153	381	344	1,109
Natural gas	7	4	72	96	179
Dry(3)	20	40	244	203	507

Net development wells drilled(2)	4,664	1,554	8,298	3,762	18,278
Crude oil	4,626	1,547	7,076	3,328	16,577
Natural gas	25	7	1,089	403	1,524
Dry(3)	13	0	133	31	177

(1)	Represents the Liaohe, Jilin, Huabei, Dagang, Sichuan, Tarim, Tuha, Qinghai, Jidong, Yumen and other oil regions.
(2)	“Net” wells refer to the wells after deducting interests of others. No third parties own any interests in any of our wells.
(3)	“Dry” wells are wells with insufficient reserves to sustain commercial production.

We had 445 wells in the process of being drilled and 9,146 wells with multiple completions as of December 31, 2011.

Oil-and-Gas Properties

The following table sets forth our interests in developed and undeveloped acreage by oil region and in productive crude oil and natural gas wells as of December 31, 2011.

			Acreage(1)
	Productive Wells(1)		Developed		Undeveloped
Oil Region	Crude Oil	Natural Gas	Crude Oil	Natural Gas	Crude Oil	Natural Gas
			(Thousands of acres)
Daqing	60,332	267	937.6	90.4	745.6	108.4
Changqing	38,205	5,764	709.2	2,798.7	440.6	3,058.3
Xinjiang	24,364	164	339.4	65.1	173.2	18.1
Other regions(2)	62,168	4,253	1,391.6	831.6	764.3	987.4

Total	185,069	10,448	3,377.8	3,785.8	2,123.7	4,172.2

(1)	Includes all wells and acreage in which we have an interest. No third parties own any interests in any of our wells or acreage.
(2)	Represents the Liaohe, Jilin, Huabei, Dagang, Sichuan, Tarim, Tuha, Qinghai, Jidong and Yumen and other oil regions.

Production

The following table sets forth our historical average net daily crude oil and natural gas production by region and our average sales price for the periods ended December 31, 2009, 2010 and 2011.

	For the Year Ended December 31,			% of 2011 Total
	2009	2010	2011
Crude oil production(1)
(thousands of barrels per day, except percentages or otherwise indicated)
Daqing	806.2	805.6	804.4	33.1
Changqing	318.1	369.3	405.2	16.7
Xinjiang	220.5	220.5	220.7	9.1
Other(2)	966.2	954.3	997.4	41.1

Total	2,311.0	2,349.7	2,427.7	100

Annual production (million barrels)	843.5	857.7	886.1
Average sales price (US$ per barrel)	53.90	72.93	104.20
Natural gas production(1)(3)
(millions of cubic feet per day, except percentages or otherwise indicated)
Tarim	1,650.3	1,674.2	1,548.7	23.6
Changqing	1,434.1	1,579.8	2,122.9	32.3
Sichuan	1,381.4	1,387.2	1,296.8	19.8
Other(4)	1,320.9	1,444.2	1,597.1	24.3

Total	5,786.7	6,085.4	6,565.5	100

Annual production (Bcf)	2,112.2	2,221.2	2,396.4
Average sales price (US$ per Mcf)	4.78	5.54	6.42

(1)	Production volumes for each region include our share of the production from all of our cooperative projects with foreign companies in that region.
(2)	Represents production from the Liaohe, Jilin, Huabei, Dagang, Tarim, Tuha, Qinghai, Jidong, Yumen and other oil regions and our share of overseas production as a result of our acquisition of overseas assets.
(3)	Represents production of natural gas for sale.
(4)	Represents production from the Daqing, Qinghai, Tuha, Xinjiang, Liaohe, Huabei, Dagang Jilin, Jidong, Yumen and other oil and gas regions and our share of overseas production as a result of our acquisition of overseas assets.

In 2011, we supplied a substantial majority of our total crude oil sales to our refineries. We entered into a crude oil mutual supply framework agreement with Sinopec on December 31, 2011 for the supply of crude oil to each other’s refineries in 2012. Under this agreement, we agreed in principle to supply 5.58 million tons of crude oil to Sinopec in 2012. For the years ended December 31, 2009, 2010 and 2011, the average lifting costs of our crude oil and natural gas production were US$9.12 per BOE, US$9.97 per BOE and US$11.23 per BOE, respectively.

Principal Oil and Gas Regions

Daqing Oil Region

The Daqing oil region, our largest oil and gas producing property, is located in the Songliao basin and covers an area of approximately one million acres. In 2009, 2010 and 2011, our crude oil production volume in the Daqing oil region was 806.2 thousand barrels per day, 805.6 thousand barrels per day and 804.4 thousand barrels per day, respectively. As of December 31, 2011, we produced crude oil from 37 fields in the Daqing oil region.

As of December 31, 2011, our proved crude oil reserves in the Daqing oil region were 2,925.2 million barrels, representing 26.3% of our total proved crude oil reserves. As of December 31, 2009 and 2010, the proved crude oil reserves in our Daqing oil region were 3,463.4 million barrels and 3,178.1 million barrels, respectively. In 2011, the crude oil reserve-to-production ratio of the Daqing oil region was 10.0 years.

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

As of December 31, 2011, our proved crude oil reserves in the Xinjiang oil region were 1,477.0 million barrels, representing 13.3% of our total proved crude oil reserves. In 2011, our oil fields in the Xinjiang oil region produced an average of 220.7 thousand barrels of crude oil per day, representing approximately 9.1% of our total daily crude oil production. In 2011, the crude oil reserve-to-production ratio at the Xinjiang oil region was 18.1 years.

Sichuan Gas Region

We began natural gas exploration and production in Sichuan in the 1950s. The Sichuan gas region covers a total area of approximately 2.3 million acres. The natural gas reserve-to-production ratio in the Sichuan gas region was approximately 23.1 years in 2011. As of December 31, 2011, we had 109 natural gas fields under development in the Sichuan gas region.

As of December 31, 2011, our proved natural gas reserves in the Sichuan gas region were 10,938.1 Bcf, representing 16.4% of our total proved natural gas reserves and an increase of 4.0% from 10,512.5 Bcf as of December 31, 2010. In 2011, our natural gas production for sale in the Sichuan gas region reached 473.4 Bcf, representing 19.8% of our total natural gas production for sale.

In 2007, we discovered significant natural gas reserves in the Guang’an field in the Sichuan gas region in our border expansion in that region. As of December 31, 2011, the Guang’an gas field had a proved natural gas reserve of 1,507.9 Bcf. We have developed a broad range of technologies relating to natural gas exploration, production, pipeline systems and marketing activities tailored to local conditions in Sichuan.

Changqing Oil and Gas Region

The Changqing oil and gas region covers parts of Shaanxi Province and Gansu Province and the Ningxia and Inner Mongolia Autonomous Regions. As of December 31, 2011, our proved crude oil reserves in the Changqing oil region were 2,097.3 million barrels, representing 18.8% of our total proved crude oil reserves. In 2011, our crude oil production in the Changqing oil region were an average of 405.2 thousand barrels per day, representing approximately 16.7% of our total daily crude oil production. In 2011, the crude oil reserve-to-production ratio at the Changqing oil region was 14.2 years.

In the early 1990s, we discovered the Changqing gas region, which had total estimated proved natural gas reserves of 22,113.1 Bcf as of December 31, 2011, representing 33.2% of our total proved natural gas reserves. In January 2001, we discovered the Sulige gas field in Changqing gas region, which had total estimated proved natural gas reserves of 10,565.5 Bcf as of December 31, 2011. Sulige gas field is currently the largest gas field in China. In 2011, we produced 774.9 Bcf of natural gas for sale in the Changqing oil and gas region, representing an increase of 34.4% from 576.6 Bcf in 2010.

Tarim Oil and Gas Region

The Tarim oil and gas region is located in the Tarim basin in northwestern China with a total area of approximately 590,000 acres. In 1998, we discovered the Kela 2 natural gas field in the Tarim oil and gas region. As of December 31, 2011, the proved natural gas reserves in the Tarim oil and gas region reached 19,270.8 Bcf, representing 28.9% of our total proved natural gas reserves.

In 2011, we produced 565.3 Bcf of natural gas for sale in the Tarim oil and gas region. We have completed the construction of the pipelines to deliver natural gas in the Tarim oil and gas region to the central and eastern regions of China where there is strong demand for natural gas transmitted through our West-East Gas Pipeline. See “— Natural Gas and Pipeline — Natural Gas Transmission Infrastructure” for a discussion of our West-East Gas Pipeline.

Refining and Chemicals

We now operate 29 enterprises located in nine provinces, four autonomous regions and three municipalities to engage in refining of crude oil and petroleum products, as well as the production and marketing of basic petrochemical products, derivative chemical products and other chemical products.

The following table sets forth the financial and operating data of our refining and chemicals segment for each of the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,
	2009	2010	2011
Revenue (RMB in millions)	501,300	664,773	847,711
Income/(loss) from operations (RMB in millions)	17,308	7,847	(61,866)
Crude oil processed (million barrels)	828.6	903.9	984.6
Crude oil primary distillation capacity (million barrels/year)	975	1,082.9	1,129.0
Production of refined oil products (thousand tons)	73,195	79,448	87,150

Refining

Refined Products

We produce a wide range of refined products at our refineries. Some of the refined products are for our internal consumption and used as raw materials in our petrochemical operation. The table below sets forth production volumes for our principal refined products for each of the years ended December 31, 2009, 2010 and 2011.

	Year Ended December 31,
Principal Product	2009	2010	2011
	(In thousand tons)
Diesel	48,828	53,745	59,040
Gasoline	22,114	23,308	25,447
Kerosene	2,253	2,395	2,663
Lubricants	1,401	1,607	1,573
Fuel oil	3,057	4,131	3,717
Naphtha	8,041	10,016	10,301

Our Refineries

Most of our refineries are strategically located close to our crude oil production and storage bases, along our crude oil and refined product transmission pipelines and/or railways, which provide our refineries with secure supplies of crude oil and facilitate our distribution of refined products to the domestic markets. In each of the years ended December 31, 2009, 2010 and 2011, our exploration and production operations supplied approximately 75.4%, 69.1% and 64.9%, respectively, of the crude oil processed in our refineries.

The table below sets forth certain operating statistics regarding our refineries as of December 31, 2009, 2010 and 2011.

	As of December 31,
	2009	2010	2011
Primary distillation capacity(1) (thousand barrels per day)
Lanzhou Petrochemical	212.6	212.6	212.6
Dalian Petrochemical	415.0	415.0	415.0
Fushun Petrochemical	236.9	236.9	236.9
Dushanzi Petrochemical	202.4	202.4	202.4
Guangxi Petrochemical	0	202.4	202.4
Jilin Petrochemical	141.7	198.4	198.4
Other refineries	1,462.6	1,499.0	1,625.6

Total	2,671.2	2,966.7	3,093.3

Refining throughput (thousand barrels per day)
Lanzhou Petrochemical	211.6	209.3	213.2
Dalian Petrochemical	281.5	331.1	302.8
Fushun Petrochemical	187.9	181.9	134.7
Dushanzi Petrochemical	120.9	176.8	169.5
Guangxi Petrochemical	0	55.2	183.5
Jilin Petrochemical	144.9	146.6	185.0
Other refineries	1,323.4	1,375.5	1,508.7

Total	2,270.2	2,476.4	2,697.4

(1)	Represents the primary distillation capacity of crude oil and condensate.

In each of the years ended December 31, 2009, 2010 and 2011, the average utilization rate of the primary distillation capacity at our refineries was 87.7%, 91.3% and 92.0%, respectively. The average yield for our four principal refined products (gasoline, kerosene, diesel and lubricants) at our refineries was 65.4%, 66.3% and 66.6% respectively, in the same periods. “Yield” represents the number of tons of a refined product expressed as a percentage of the number of tons of crude oil from which that product is processed. In each of the years ended December 31, 2009, 2010 and 2011, the yield for all refined products at our refineries was 93.1%, 93.5% and 94.0%, respectively.

Dalian Petrochemical, Lanzhou Petrochemical, Dushanzi Petrochemical, Guangxi Petrochemical and Jilin Petrochemical were our leading refineries in terms of both primary distillation capacity and refining throughput in 2011.

To maintain effective operations of our facilities and lower production costs, we have endeavored to achieve the most cost-efficient proportions of various types of crude oil in our refining process. We purchase a portion of our crude oil requirements from third-party international suppliers located in different countries and regions. As a result, in 2011, we purchased a small amount of crude oil, through independent suppliers, from certain countries on the U.S. sanction list, such as Sudan. The crude oil so purchased was mingled with crude oil from other sources during the refining process.

Chemicals

Most of our chemical plants are near to our refineries and are also connected with the refineries by pipelines, providing additional production flexibility and opportunities for cost competitiveness. Our exploration and production and natural gas and pipeline operations supply substantially all of the hydrocarbon feedstock requirements for our chemicals operations.

Our Chemical Products

The table below sets forth the production volumes of our principal chemical products for each of the years ended December 31, 2009, 2010 and 2011.

	Year Ended December 31,
	2009	2010	2011
	(In thousand tons)
Basic petrochemicals
Propylene	3,278	3,491	3,807
Ethylene	2,989	3,615	3,467
Benzene	1,022	1,247	1,510
Derivative petrochemicals
Synthetic resin	4,480	5,550	5,690
Other synthetic fiber raw materials and polymer	1,471	1,985	2,031
Synthetic rubber	420	619	606
Other chemicals
Urea	3,973	3,764	4,484

We are one of the major producers of ethylene in China. We use the bulk of the ethylene we produce as a principal feedstock for the production of many chemical products, such as polyethylene. As of December 31, 2011, our annual ethylene production capacity was 3,710 thousand tons. Our production volume of ethylene decreased by 4.1% from 3,615 thousand tons in 2010 to 3,467 thousand tons in 2011. The petrochemical ethylene projects at Fushun Petrochemical, Sichuan Petrochemical and Daqing Petrochemical have been approved by the National Development and Reform Commission and we are currently in the process of implementing these projects.

We produce a number of synthetic resin products, including polyethylene, polypropylene and ABS. As of December 31, 2011, our production capacities for polyethylene, polypropylene and ABS were 3,112 thousand tons, 3,029 thousand tons and 295 thousand tons, respectively. Currently, China imports significant volumes of these products to meet the domestic demand due to an inadequate supply of domestically produced polyethylene and polypropylene. We intend to increase the production, and improve the quality, of these products. We are building new production facilities with new technology for the production of these products in Daqing Petrochemical, Daqing Refining and Chemical, Fushun Petrochemical, Sichuan Petrochemical and other branch companies to meet this target.

Marketing of Chemicals

Our chemical products are distributed to a number of industries that manufacture components used in a wide range of applications, including automotive, construction, electronics, medical manufacturing, printing, electrical appliances, household products, insulation, packaging, paper, textile, paint, footwear, agriculture and furniture industries.

The following table sets forth the sales volumes of our chemical products by principal product category for each of the years ended December 31, 2009, 2010 and 2011.

	Year Ended December 31,
Product	2009	2010	2011
	(In thousand tons)
Derivative petrochemicals
Synthetic resin	4,458.3	5,431.4	5,625.9
Synthetic fiber	135.2	140.5	108.7
Synthetic rubber	492.0	628.6	605.0
Intermediates	4,933.6	5,109.7	6,774.1
Other chemicals
Urea	4,054.1	3,445.0	4,226.6

In each of the years ended December 31, 2009, 2010 and 2011, our capital expenditures for our refining and chemicals segment were approximately RMB42,558 million, RMB44,242 million and 42,781 million, respectively. These capital expenditures were incurred primarily in connection with the expansion of our refining facilities and the upgrading of our product quality and the construction of large ethylene projects. In addition, we have also focused on enhancing our processing technologies and methods. These efforts have enabled us to improve the quality of refined products at our refineries, particularly that of gasoline and diesel. We believe that our refined products are capable of meeting product specification and environmental protection requirements as set by the PRC government.

OUR MARKETING SEGMENT

Marketing

We engage in the marketing of refined products through 37 regional sales branch companies including three distribution branch companies, one lubricants branch company and one fuel oil company. These operations include the transportation and storage of the refined products, and the wholesale, retail and export of gasoline, diesel, kerosene, lubricant, paraffin, asphalt and other refined products. In addition, we have been actively developing international trade and have made some new achievements in Asia, Europe and America, the three oil and gas operating centers in the world, which further improved our international operations.

The following table sets forth the financial and operating data of our marketing segment for each of the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,
	2009	2010	2011
Revenue (RMB in millions)	768,295	1,134,534	1,693,130
Income from operations (RMB in millions)	13,265	15,956	20,653
External sales volume of refined oil products (thousand tons)	101,253	120,833	145,532

We market a wide range of refined products, including gasoline, diesel, kerosene and lubricants, through an extensive network of sales personnel and independent distributors and a broad wholesale and retail distribution system across China. As of December 31, 2011, our marketing network consisted of:

•

Numerous nationwide wholesale distribution outlets. All of these outlets are located in high demand areas such as economic centers across China, particularly in the coastal areas, along major railways and along the Yangtze River; and

•	19,362 service stations, consisting of 18,792 service stations owned and operated by us and 570 franchise service stations owned and operated by third parties.

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

The following table sets forth our sales volumes of diesel, gasoline, kerosene and lubricants for each of the years ended December 31, 2009, 2010 and 2011.

	Year Ended December 31,
Product	2009	2010	2011
	(In thousand tons)
Diesel	64,659	77,789	91,787
Gasoline	30,777	36,328	43,967
Kerosene	5,817	6,716	9,778
Lubricants	1,796	1,703	1,761

Wholesale Marketing

We sell refined products both directly and through independent distributors into various wholesale markets, as well as to utility, commercial, petrochemical, aviation, agricultural, fishery and transportation companies in China. Our gasoline and diesel sales also include the amount we transferred to our retail operations.

Retail Marketing

The weighted average sales volume of gasoline and diesel per business day at our service station network was 10.1 tons per service station in 2009, 11.0 tons per service station in 2010 and 11.1 tons per service station in 2011.

Capital expenditures for the marketing segment for the year ended December 31, 2011 amounted to RMB15,136 million, which were used mainly for the construction of sales network facilities including service stations and oil storage tanks.

Natural Gas and Pipeline

We are China’s largest natural gas transporter and seller in terms of sales volume. We sell natural gas primarily to fertilizer and chemical companies, commercial users and municipal utilities owned by local governments. In addition, we also conduct the operation of crude oil and refined product transmission in the natural gas and pipeline segment.

The following table sets forth the financial and operating data of our natural gas and pipeline segment for each of the years ended December 31, 2009, 2010 and 2011:

	As of December 31 or Year Ended December 31,
	2009	2010	2011
Revenue (RMB in millions)	77,658	117,043	173,058
Income from operations (RMB in millions)	19,046	20,415	15,530
Total length of natural gas pipelines (km)	28,595	32,801	36,116
Total length of crude oil pipeline (km)	13,164	14,782	14,782
Total length of refined oil products pipeline (km)	8,868	9,257	9,334
Total volume of natural gas sold(1) (Bcf)	2,105.1	2,225.2	2,658.5

(1)	Represents the natural gas sold to third parties

Our Principal Markets for Natural Gas

In 2011, in addition to satisfying the demand of the northwestern, southwestern and northeastern regions of China where our gas fields are located, we sold our natural gas mainly to the northern, eastern and central regions of the PRC.

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

We have entered into contracts to provide approximately 3,200 Bcf of natural gas to certain users in 2012. However, the committed quantity of supply may be adjusted by us and the users in the course of the performance of the contracts in light of the actual situation.

Each year, we must supply natural gas to customers subject to the government-formulated guidance supply plan first as required by the PRC government. We enter into natural gas supply contracts with those customers on the basis of the amount of natural gas to be supplied according to the guidance supply plan for the following year’s supply. Driven by environmental and efficiency concerns, the PRC government is increasingly encouraging industrial and residential use of natural gas to meet primary energy and environmental protection needs. The PRC government has adopted a number of laws and regulations to require municipal governments to increase the use of clean energy, such as natural gas and liquefied petroleum gas, to replace the use of raw coal. Several local governments, including that of Beijing, have adopted policies to facilitate an increase in natural gas consumption in order to reduce the air pollution level. The PRC government has also adopted a preferential value-added tax rate of 13% for natural gas production as compared to a 17% value-added tax rate for crude oil production.

We believe that these policies have had a positive effect on the development and consumption of natural gas in many municipalities that are our existing or potential markets for natural gas. We believe that these favorable policies will continue to benefit our natural gas business.

Natural Gas Transmission Infrastructure

As of December 31, 2011, we owned and operated approximately 36,116 kilometers of natural gas pipelines in China. Our natural gas pipelines represent the vast majority of China’s onshore natural gas pipelines. Our existing natural gas pipelines form regional natural gas supply networks in northwestern, southwestern, northern and central China as well as the Yangtze River Delta.

The First West-East Gas Pipeline

The construction of the First West-East Gas Pipeline commenced officially in July 2002 and was entirely completed and put into operation on October 1, 2004. The main line of our West-East Gas Pipeline links our natural gas fields in Xinjiang and Changqing with Henan Province, Anhui Province, Jiangsu Province, Shanghai Municipality and other areas in the Yangtze River Delta. It is designed to mainly transmit the natural gas produced at Tarim oil region to Henan, Anhui, Jiangsu, Zhejiang and Shanghai. The First West-East Gas Pipeline includes one main line, three branch lines and three underground storage facilities, with a total length of 6,426 kilometers, of which the main line has a total length of 3,839 kilometers. The First West-East Gas Pipeline has a designed annual throughput capacity of 600.4 Bcf. As of December 31, 2011, we entered into long-term take-or-pay contracts with 129 subscribers and distributors to supply them with natural gas through the First West-East Gas Pipeline.

The Second West-East Gas Pipeline

In February 2008, we commenced the construction of the Second West-East Gas Pipeline. The west section of the Second West-East Gas Pipeline was put into operation in December 2009. In June 2011, the east section was put into operation. The Second West-East Gas Pipeline includes one main line, eight branch lines and three underground storage facilities, with a total length of 8,686 kilometers. The main line of the Second West-East Gas Pipeline has a length of 4,978 kilometers. The western section of the main line extends from Horgos to Zhongwei with a length of 2,461 kilometers and a designed annual throughput capacity of 1,059.5 Bcf. The eastern section of the main line extends from Zhongwei to Guangzhou with a length of 2,517 kilometers and a designed annual throughput capacity of 988.8 Bcf. As of December 31, 2011, we entered into long-term take-or-pay contracts with 40 subscribers and distributors to supply them with natural gas through the Second West-East Gas Pipeline.

In addition, we also operate other natural gas pipelines, such as the Zhong County-to-Wuhan natural gas pipeline, and the first, the second and the third Shaanxi-to-Beijing natural gas pipelines.

Crude Oil Transportation and Storage Infrastructure

We have an extensive network for the transportation, storage and distribution of crude oil, which covers many regions of China.

As of December 31, 2011, our crude oil transportation and storage infrastructure consisted of:

•	14,782 kilometers of crude oil pipelines; and

•	crude oil storage facilities with an aggregate storage capacity of approximately 32.8 million cubic meters.

Russia to China Crude Oil Pipeline

In May 2009, we commenced the construction of the Russia to China crude oil transmission pipeline (the Mohe-to-Daqing section) upon the approval of the National Development and Reform Commission. We are the constructor and operator of the section crossing the Heilongjiang River and the section lies in China. This pipeline extends from the Skovorodino off-take station of Russia’s Far East Pipeline, through Galinda at the Russian border, Heilongjiang Province and Inner Mongolia, to Daqing terminal station. With a designed transmission capacity of 15 million tons, this pipeline is 935 kilometers long. This pipeline was entirely completed on September 27, 2010 and was put into commercial operation on January 1, 2011.

In addition, we also operate other crude oil pipelines, including the crude oil pipeline network for western regions and the crude oil pipeline network for northeastern regions.

Refined Product Transportation and Storage Infrastructure

As of December 31, 2011, our refined product transportation and storage infrastructure includes:

•	9,334 kilometers of refined product pipelines; and

•	refined product storage facilities with a total storage capacity of approximately 29.3 million cubic meters.

The Lanzhou-to-Zhengzhou-to-Changsha Pipeline

We commenced the construction of the Lanzhou-to-Zhengzhou-to-Changsha refined oil pipeline on August 18, 2007. The pipeline starts from Lanzhou of Gansu Province and terminates at Changsha of Hunan Province, with a total length of 3,111 kilometers, including the length of all the main lines and branch lines. We finished the construction and commenced the operation of the section from Lanzhou to Zhengzhou in April 2009 and the section from Zhengzhou to Wuhan in August 2009. We finished the construction of the whole main line in March 2010 and we expect to finish the construction and commence the operation of the whole branch lines in 2012.

In addition, we also operate other refined product pipelines, such as the refined product pipelines for western regions and Lanzhou-to-Chengdu-to-Chongqing refined product pipeline.

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

We anticipate that the environmental laws and regulations to which we are subject will become increasingly strict and are therefore likely to have an increasing impact on our operations. It is difficult, however, to predict accurately the effect of future developments in such laws and regulations on our future earnings and operations. Some risk of environmental costs and liabilities is inherent in certain of our operations and products, as it is with other companies engaged in similar businesses. We cannot assure you that material costs and liabilities will not be incurred. However, we do not currently expect any material adverse effect on our financial condition or results of operations as a result of compliance with such laws and regulations. We paid pollutant discharge fees of approximately RMB301 million, RMB305 million and RMB324 million in 2009, 2010 and 2011, respectively.

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

Our capital expenditures on environmental programs in 2009, 2010 and 2011 were approximately RMB1.34 billion, RMB1.28 billion and RMB1.65 billion, respectively.

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

As of December 31, 2011, CNPC obtained formal land use right certificates for 28,065 of the 28,649 parcels of land and ownership certificates for some buildings. The governmental procedures for the above-mentioned service stations located on collectively owned land have not been completed to date. We believe that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. We believe that this will not have any material adverse effect on our results of operations and financial condition.

We hold exploration and production licenses covering all of our interests in developed and undeveloped acreage, oil and natural gas wells and relevant facilities.

Intellectual Property

Our company logo “ ” is jointly owned by us and CNPC and has been used since December 26, 2004. Together with CNPC, we have applied for trademark registrations of the logo with the State Trademark Bureau of the PRC. To date, several of our applications have been approved and others are either in the process of review or public announcement phase. In addition, together with CNPC, we have applied for international trademark registration for our logo in other jurisdictions. We have received 143 International Trademark Registration Certificates for our logo covering more than 50 jurisdictions.

As of December 31, 2011, we owned approximately 4,082 patents in China and other jurisdictions. We were granted 1,413 patents in China in 2011.

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

•	The Ministry of Commerce:

•	grants the import and export volume quotas for crude oil and refined products in accordance with the market supply and demand in China as well as the WTO requirements for China;

•	issues import and export licenses for crude oil and refined products to oil and gas companies that have obtained import and export quotas; and

•	examines and approves production sharing contracts in relation to oil and coal seam gas and Sino-foreign equity and cooperative joint venture contracts.

•	The National Development and Reform Commission:

•	has the authority for industry administration, industry policy and policy coordination over China’s oil and gas industry;

•	determines mandatory minimum volumes and applicable prices of natural gas to be supplied to certain fertilizer producers;

•	publishes guidance prices for natural gas and retail highest guidance prices for certain refined products, including gasoline and diesel;

•	formulates the plan for aggregate import and export volume of crude oil and refined products in accordance with the market supply and demand in China;

•	approves significant petroleum, natural gas, oil refinery and chemical projects set forth under the Catalogues of Investment Projects Approved by the Central Government; and

•	approves Sino-foreign equity and cooperative projects exceeding certain capital amounts.

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

On December 18, 2008, the PRC government further improved the pricing mechanism and the domestic prices of refined oil products continue to be indirectly linked to the international market. Under the improved mechanism, the domestic ex-factory price of the refined oil products are determined on the basis of the corresponding international crude oil prices and by taking consideration of the average domestic processing cost, tax and appropriate profit margin. The prices of diesel and gasoline continue to follow the government set prices and the government guiding prices. The retail prices of gasoline and diesel are subject to highest retail prices set by the government. The highest retail price is determined on the basis of the ex-factory price and the profit margin for retailing activities.

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

Chemical Products

PetroChina determines the prices of all of its chemical products based on market conditions.

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

On December 26, 2005, the National Development and Reform Commission reformed the mechanism for setting the ex-factory prices of domestic natural gas by changing the ex-factory prices to governmental guidance prices, and categorizing domestic natural gas into two categories. On the basis of the ex-factory price set by the government, subject to the negotiations between the seller and the buyer, the actual ex-factory price of the first category may float upward or downward up to 10%; while the actual ex-factory price of the second category may float upward up to 10% and downward to any level. The price of the first category will be adjusted to the same level as the second category within three to five years. The National Development and Reform Commission does not allow PetroChina and Sinopec to charge different prices towards internal and external enterprises. On November 10, 2007, the National Development and Reform Commission increased the ex-factory price of the industrial use natural gas by RMB400/thousand cubic meters. On June 1, 2010, the National Development and Reform Commission raised the median ex-factory prices of the domestic onshore natural gas and as a result of that, the median ex-factory price of all the oil and gas fields in China increased by RMB0.23/cubic meter. At the same time, the National Development and Reform Commission combined the first category and the second category median ex-factory prices of the natural gas from Dagang Oil Field, Liaohe Oil Field and Zhongyuan Oil Field, thus ending the “dual-track natural gas pricing system” as described above. In addition, the National Development and Reform Commission expanded the floating range of the median ex-factory price by allowing the median ex-factory price to float upward to 10% and downward to any level.

PetroChina negotiates the actual ex-factory price with natural gas users within the benchmark price and the adjustment range set by the government.

On December 26, 2012, the NDRC implemented a natural gas price formation mechanism pilot reform in Guangdong Province and Guangxi Zhuang Autonomous Region. In general, the approaches under this reform consist of (i) modifying the natural gas pricing method from the current cost plus pricing to the netback pricing by choosing a pricing reference point and an alternative energy to establish a price linkage mechanism between the natural gas and the alternative energy; (ii) determining the gate station natural gas price in each province (region or municipality) based on the natural gas price of the pricing reference point and by taking into account the direction of the main flows of the natural gas market resources and the pipeline transportation cost of natural gas; (iii) implementing a dynamic adjustment mechanism for the gate station natural gas price under which the gate station natural gas price will be initially adjusted on an annual basis and subsequently on a semi-annual or quarterly basis in response to the change in the price of the alternative energy; and (iv) lifting the control over the ex-works prices of non-conventional natural gas such as the shale gas, coal seam gas and coal gas to allow them to be formed through market competition.

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

Transportation and Refining

Since December 1, 2007, PRC regulations encourage foreign investment in the construction and operation of oil and gas pipelines and storage facilities but restrict foreign investment in refineries with an annual capacity of ten million tons or lower. Furthermore, when appropriate, projects must receive necessary approvals from relevant PRC government agencies. See “Item 3 — Key Information — Risk Factors”.

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

Taxation, Fees and Royalty

PetroChina is subject to a variety of taxation, fees and royalty. The table below sets forth the various taxation, fees and royalty fee payable by PetroChina or by Sino-foreign oil and gas exploration and development cooperative projects. As approved by the State Taxation Bureau, PetroChina’s subsidiaries which have the legal person status should report and pay enterprise income tax to the relevant tax authorities based on the applicable laws and regulations.

Tax Item	Tax Base	Tax Rate
Enterprise income tax	Taxable income	Effective from January 1, 2008, the statutory corporate tax rate is 25%, whereas a statutory corporate tax rate of 15% is applicable to operations in certain western regions in China qualified for certain tax incentives through the year 2020

Value-added tax	Turnover	13% for liquified natural gas, natural gas, liquified petroleum gas, agricultural film and fertilizers and 17% for other items.

Business tax	Income from oil and gas transportation services	3%

Consumption tax	Aggregate volume sold or self-consumed	Effective January 1, 2009, the unit tax amount of the consumption tax for refined oil products was increased as follows:

RMB1.0 per liter for unleaded gasoline

RMB0.8 per liter for diesel.

RMB1.0 per liter for naphtha, solvent naphtha and lubricants.

RMB0.8 per liter for fuel oil

Resource tax	Value sold

Starting from December 1, 2010, the resource tax on crude oil and natural gas has been assessed on the basis of value instead of quantity and collected at the rate of 5% of the value sold for 12 provinces in western China. This taxation method has been applied nationwide since November 1, 2011.

Certain oil fields, however, may enjoy certain preferential treatment in respect of the resource tax based on the quality of their actual resources, scale of exploration and production activities, and actual production cost.

Compensatory fee for mineral resources	Turnover	1% for crude oil and natural gas

Tax Item	Tax Base	Tax Rate
Crude oil special gain levy	Sales amount above specific threshold	Effective from November 1, 2011, the threshold above which crude oil special gain levy levied on the domestic crude oil sold was raised from US$ 40 per barrel to US$ 55 per barrel, with the five-level progressive tax rates varying from 20% to 40% remaining.

Exploration license fee	Area	RMB100 to 500 per square kilometer per year

Production license fee	Area	RMB1,000 per square kilometer per year

Royalty fee(1)	Production volume	Progressive rate of 0-12.5% for crude oil and 0-3% for natural gas

(1)	It shall be paid in cash and is only applicable to Sino-foreign oil and gas exploration and development cooperative projects in China. However, effective from December 1, 2010, royalty fee payable by new Sino-foreign oil and gas exploration and development cooperative projects in western regions was replaced by the resource tax, while those cooperative projects under the contracts signed before December 1, 2010 continue to be subject to royalty fee until the contracts expire.

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

ITEM 4A — UNRESOLVED STAFF COMMENTS

We do not have any unresolved staff comment that is material and required to be disclosed.

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

We are China’s largest producer of crude oil and natural gas and are one of the largest companies in China in terms of sales. In 2011, we produced approximately 886.1 million barrels of crude oil and approximately 2,396.4 Bcf of natural gas for sale. Our refineries also processed approximately 984.6 million barrels of crude oil in 2011. In 2011, we had turnover of RMB 2,003,843 million and profit attributable to owners of our company of RMB 132,961 million.

Factors Affecting Results of Operations

Our results of operations and the period-to-period comparability of our financial results are affected by a number of external factors, including changes in the prices, production and sales volume of our principal products and the regulatory environment.

Prices of Principal Products

The fluctuations in the prices of crude oil, refined products, chemical products and natural gas have a significant impact on our turnover. See “Item 4 — Information on the Company — Regulatory Matters — Pricing” for a more detailed discussion of current PRC pricing regulations and “Item 3 — Risk Factors — Risks Related to Pricing and Exchange Rate”.

The table below sets forth the average realized prices of our principal products in 2009, 2010 and 2011.

	2009	2010	2011
Crude oil (US$/barrel)	53.90	72.93	104.20
Natural gas (US$/thousand cubic feet)	4.78	5.54	6.42
Gasoline (US$/barrel)	99.25	115.17	142.16
Kerosene (US$/barrel)	72.20	91.14	121.63
Diesel (US$/barrel)	96.91	116.41	143.51

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

Our income statement for each of the years ended December 31, 2009, 2010 and 2011 is summarized in the table below.

	Year Ended December 31,
	2009	2010	2011
	(RMB in millions)
Turnover	1,019,275	1,465,415	2,003,843
Operating expenses	(875,831)	(1,277,638)	(1,821,382)
Profit from operations	143,444	187,777	182,461
Exchange loss, net	(783)	(1,172)	(936)
Interest expense, net	(3,813)	(4,338)	(8,212)
Share of profit of affiliates and jointly controlled entities	1,184	7,038	10,902
Profit before income tax expense	140,032	189,305	184,215
Income tax expense	(33,473)	(38,513)	(38,256)
Profit for the year attributable to non-controlling interests	3,172	10,800	12,998

Profit for the year attributable to owners of the company	103,387	139,992	132,961

The table below sets forth our turnover by business segment for each of the years ended December 31, 2009, 2010 and 2011 as well as the percentage changes in turnover for the periods shown.

	2009	2010	2010 vs. 2009	2011	2011 vs. 2010
		(RMB in millions, except percentages)
Turnover
Exploration and production	405,326	544,884	34.4%	774,777	42.2%
Refining and chemicals	501,300	664,773	32.6%	847,711	27.5%
Marketing	768,295	1,134,534	47.7%	1,693,130	49.2%
Natural gas and pipeline	77,658	117,043	50.7%	173,058	47.9%
Other	1,372	1,606	17.1%	2,354	46.6%
Total	1,753,951	2,462,840	40.4%	3,491,030	41.7%

Less intersegment sales	(734,676)	(997,425)	35.8%	(1,487,187)	49.1%

Consolidated net sales from operations	1,019,275	1,465,415	43.8%	2,003,843	36.7%

The table below sets forth our operating income by business segment for each of the years ended December 31, 2009, 2010 and 2011, as well as the percentage changes in operating income for the periods shown. Other profit from operations shown below consists of research and development, business services and infrastructure support to our operating business segments.

	2009	2010	2010 vs. 2009	2011	2011 vs. 2010
	(RMB in millions, except percentages)
Profit (loss) from operations
Exploration and production	105,019	153,703	46.4%	219,539	42.8%
Refining and chemicals	17,308	7,847	(54.7%)	(61,866)	—
Marketing	13,265	15,956	20.3%	20,653	29.4%
Natural gas and pipeline	19,046	20,415	7.2%	15,530	(23.9%)
Other	(11,194)	(10,144)	—	(11,395)	—

Total	143,444	187,777	30.9%	182,461	(2.8%)

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Consolidated Results of Operations

Overview

Our turnover for the year ended December 31, 2011 was RMB2,003,843 million, representing an increase of 36.7% compared with the previous period. Profit attributable to owners of the parent company for the year ended December 31, 2011 was RMB132,961 million, representing a decrease of 5.0% compared with the previous period. For the year ended December 31, 2011, the basic and diluted earnings per share attributable to owners of the parent company were RMB0.73 while the same for the year ended December 31, 2010 was RMB0.76.

Turnover. Turnover increased by 36.7% from RMB1,465,415 million for the year ended December 31, 2010 to RMB2,003,843 million for the year ended December 31, 2011. This was primarily due to increases in the selling prices and the sales volume of major products, including crude oil, natural gas, gasoline and diesel. The table below sets out the external sales volume and average realized prices for major products sold by the company in 2011 and 2010 and percentage of changes in the sales volume and average realized prices during these two years.

	Sales Volume (thousand tons)			Average Realized Price (RMB per ton)
	2011	2010	Percentage of Change (%)	2011	2010	Percentage of Change (%)
Crude oil*	62,057	61,629	0.7	4,748	3,623	31.1
Natural gas (million cubic meter, RMB/’000 cubic meter)	75,281	63,011	19.5	1,082	955	13.3
Gasoline	43,967	36,328	21.0	7,804	6,627	17.8
Diesel	91,787	77,789	18.0	6,952	5,910	17.6
Kerosene	9,778	6,716	45.6	6,206	4,874	27.3
Heavy oil	9,325	9,603	(2.9)	4,376	3,800	15.2
Polyethylene	2,885	3,012	(4.2)	9,425	8,958	5.2
Lubricant	1,761	1,703	3.4	9,601	8,215	16.9

*	represents all the external sales volume of crude oil of the company.

Operating Expenses. Operating expenses increased by 42.6% from RMB1,277,638 million for the year ended December 31, 2010 to RMB1,821,382 million for the year ended December 31, 2011, of which:

Purchases, Services and Other. Purchases, services and other increased by 54.3% from RMB795,525 million for the year ended December 31, 2010 to RMB1,227,533 million for the year ended December 31, 2011. This was primarily due to (i) an overall increase in purchase cost as a result of larger trading volume in oil products, increased imports of crude oil by the refineries and the sharp rise in crude oil prices on the international market, and (ii) an increase in the costs of importing extra natural gas from Central Asia and LNG to ensure the safe and stable supply of gas to urban residents, utilities and key industrial users.

Employee Compensation Costs. Employee compensation costs (including employees’ salaries and such additional costs as contributions to social security and housing fund scheme) of the company were RMB97,162 million for the year ended December 31, 2011. Excluding the impact due to the expansion of operations and the rise of the social security contribution base due to changes in government policies, employee compensation costs of the company increased by 9.8% as compared to the year ended December 31, 2010. This was primarily due to the fact that the company has adjusted its front-line employees’ salaries to appropriate level, taking into consideration of certain factors, such as the rise of the domestic consumer price index.

Exploration Expenses. Exploration expenses increased by 4.1% from RMB22,963 million for the year ended December 31, 2010 to RMB23,908 million for the year ended December 31, 2011. This was primarily due to the fact that the company continued to put more efforts into oil and gas exploration to further strengthen its base of oil and gas resources.

Depreciation, Depletion and Amortization. Depreciation, depletion and amortization increased by 22.0 % from RMB 113,209 million for the year ended December 31, 2010 to RMB138,073 million for the year ended December 31, 2011. This was primarily due to the fact that (i) both the average carrying value of fixed assets and the average net value of oil and gas properties increased as a result of an increase in capital expenditure of the company, leading to an increase in depreciation and depletion provisions during 2011; and (ii) a higher amount of impairment charges were recorded by the company against certain refining equipment during 2011.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by 5.8% from RMB74,239 million for the year ended December 31, 2010 to RMB69,969 million for the year ended December 31, 2011. Excluding the impact due to the change in the calculation method in respect of transportation costs, the year-on-year increase was 11.7%, which was primarily due to an increase in repair costs of refining equipment and extra storage and leasing costs as a result of business expansion.

Taxes other than Income Taxes. Taxes other than income taxes increased by 44.6% from RMB184,209 million for the year ended December 31, 2010 to RMB266,343 million for the year ended December 31, 2011. In particular: (i) crude oil special gain levy increased from RMB52,172 million for the year ended December 31, 2010 to RMB102,458 million for the year ended December 31, 2011. With effect from November 1, 2011, the threshold of the crude oil special gain levy was raised from US$40 per barrel to US$55 per barrel. However, as the international crude oil price rose significantly during the reporting period and only November and December in 2011 were affected by the implementation of the policy of imposing a higher threshold of the crude oil special gain levy, there was a substantial increase in the company’s crude oil special gain levy for the year ended December 31, 2011; (ii) consumption tax borne by the company increased from RMB89,670 million for the year ended December 31, 2010 to RMB98,795 million for the year ended December 31, 2011, which was primarily due to an increase in the sales volume of refined products from refineries during 2011; and (iii) resource tax borne by the company increased from RMB9,796 million for the year ended December 31, 2010 to RMB19,784 million for the year ended December 31, 2011. The substantial increase in the company’s resource tax for the year ended December 31, 2011 as compared with 2010 was primarily due to the promulgation of new resource tax policy by the PRC government.

Other Income/(Expenses), net. Other income, net, of the company for the year ended December 31, 2011 was RMB1,606 million, representing an increase of RMB5,795 million from the other expenses, net, of the company in the amount of RMB4,189 million for the year ended December 31, 2010. This was primarily due to the fact that the refund of value-added tax, or VAT, for imported natural gas, including LNG, was recognized by the company in 2011.

Profit from Operations. The profit from operations of the company for the year ended December 31, 2011 was RMB182,461 million, representing a decrease of 2.8% from RMB187,777 million for the year ended December 31, 2010.

Net Exchange Loss. Net exchange loss decreased from RMB1,172 million for the year ended December 31, 2010 to RMB936 million for the year ended December 31, 2011, representing a decrease of 20.1%. The decrease in net exchange loss was primarily due to the repayment of loans denominated in Canadian dollars at the end of 2010.

Net Interest Expenses. Net interest expenses increased by 89.3% from RMB4,338 million for the year ended December 31, 2010 to RMB8,212 million for the year ended December 31, 2011. The increase in net interest expenses was primarily due to (i) an increase in our interest-bearing debts in order to ensure the funds required for production, operation and capital investment; and (ii) an increase in our financial costs as a result of the increase in interest rates in China.

Profit Before Income Tax Expense. Profit before income tax expense decreased by 2.7% from RMB189,305 million for the year ended December 31, 2010 to RMB184,215 million for the year ended December 31, 2011.

Income Tax Expenses. Income tax expenses decreased by 0.7% from RMB38,513 million for the year ended December 31, 2010 to RMB38,256 million for the year ended December 31, 2011, which was primarily due to a decrease in the taxable income for the year.

Profit for the year. Profit for the year decreased by 3.2% from RMB150,792 million for the year ended December 31, 2010 to RMB145,959 million for the year ended December 31, 2011.

Profit attributable to non-controlling interests of the company. As international oil prices in 2011 increased significantly compared with that of last year, certain overseas subsidiaries engaging in upstream operations recorded material increases in profits, which resulted in an increase of the profit attributable to non-controlling interests by 20.4%, from RMB10,800 million for the year ended December 31, 2010 to RMB12,998 million for the year ended December 31, 2011.

Profit attributable to owners of the parent company. Due to the effect of government control over domestic price of refined oil products, the purchase price of imported natural gas being higher than the selling price of the same and a significant increase in taxes and levies, profit attributable to owners of the parent company decreased by 5.0% from RMB139,992 million for the year ended December 31, 2010 to RMB132,961 million for the year ended December 31, 2011.

Segment Information

Exploration and Production

Turnover. Turnover increased by 42.2% from RMB544,884 million for the year ended December 31, 2010 to RMB774,777 million for the year ended December 31, 2011. The increase was primarily due to an increase both in the average realized prices and sales volumes of crude oil and natural gas. The average realized crude oil price of the company was US$104.20 per barrel in 2011, representing an increase of 42.9% from US$72.93 per barrel in 2010.

Operating Expenses. Operating expenses increased by 41.9% from RMB391,181 million for the year ended December 31, 2010 to RMB555,238 million for the year ended December 31, 2011 because: (i) operating expenses incurred for purchases, services and other increased RMB 76,299 million as compared with the previous year, primarily due to an increase in the purchase cost of oil import from Russia and Kazakhstan during 2011; and (ii) taxes other than income taxes increased RMB 70,144 million compared with last year, primarily due to a significant increase in the crude oil special gain levies and the resource tax during 2011.

The oil and gas lifting cost increased by 12.6%, or 7.4% excluding the impact of the fluctuation of exchange rates, from US$9.97 per barrel in 2010 to US$11.23 per barrel in 2011, which shows that the oil and gas lifting cost was brought under effective control.

Profit from Operations. In 2011, the exploration and production segment transformed the mode of development and continued to step up cost control while crude oil prices remained high. As a result, our profitability has further improved and the basis for sustainable development has been reinforced. The profit from operations for the year ended December 31, 2011 was RMB219,539 million, representing an increase of 42.8% from RMB153,703 million for the year ended December 31, 2010. The exploration and production segment remains as the most important profit contributing segment of the company.

Refining and Chemicals

Turnover. Turnover increased by 27.5% from RMB664,773 million for the year ended December 31, 2010 to RMB847,711 million for the year ended December 31, 2011. The increase was primarily due to an increase in both the selling prices and sales volumes of major refined products.

Operating Expenses. Operating expenses increased by 38.5% from RMB656,926 million for the year ended December 31, 2010 to RMB909,577 million for the year ended December 31, 2011. The operating expenses incurred for purchases, services and other increased by RMB230,170 million as compared with last year. This was primarily due to an increase in crude oil imports by refineries and increases in international crude oil prices during 2011. Taxes other than income taxes increased by RMB10,024 million, which was primarily due to an increase in consumption tax as compared with last year.

The cash processing cost of refineries was RMB146.27 per ton in 2011, which was substantially the same as RMB144.04 per ton in 2010.

Profit from Operations. Due to the fact that international crude oil prices remained high in 2011, the prices of domestic refined products were subject to government regulation and control and the demand in the petrochemical market was down, the refining and chemicals segment recorded operating losses of RMB61,866 million for the year ended December 31, 2011, of which, the refining operations and the chemicals operations recorded operating losses of RMB60,087 million and RMB1,779 million for the year ended December 31, 2011, respectively.

Marketing

Turnover. Turnover increased by 49.2% from RMB1,134,534 million for the year ended December 31, 2010 to RMB1,693,130 million for the year ended December 31, 2011. The increase was primarily due to an increase in both the selling prices and the sales volumes of refined products as well as an increase in revenue from the oil products trading business.

Operating Expenses. Operating expenses increased by 49.5% from RMB1,118,578 million for the year ended December 31, 2010 to RMB1,672,477 million for the year ended December 31, 2011, of which, the operating expenses incurred for purchases, services and other increased by RMB558,011 million as compared to last year, primarily due to an increase in the purchase cost relating to the oil products trading business.

Profit from Operations. In 2011, the marketing segment promptly took advantage of opportunities presented by the market and organized its marketing efforts scientifically. It expanded sales and improved the quality of marketing efforts. As a result, profit from operations was RMB20,653 million for the year ended

December 31, 2011, representing an increase of 29.4% from RMB15,956 million for the year ended December 31, 2010.

Natural Gas and Pipeline

Turnover. Turnover amounted to RMB173,058 million in 2011, representing an increase of 47.9% from RMB117,043 million in 2010. This increase was primarily due to (i) increases in both the sales and transmission volumes as well as the ongoing optimization of the sales structure by the natural gas and pipeline segment in 2011, resulting in an increase in the share of industrial gas in the sales volume; (ii) the PRC government raising the ex-factory base price of locally produced onshore natural gas by RMB0.23 per cubic meters with effect from June 1, 2010; (iii) an increase in the sales revenue of city gas and LPG in 2011.

Operating Expenses. Operating expenses amounted to RMB157,528 million in 2011, representing an increase of 63.0% from RMB96,628 million in 2010, of which purchases, services and other increased RMB56,723 million compared to 2010. For the purposes of ensuring a safe and stable supply of gas to city residents, utilities and key industrial users, we imported 15.53 billion cubic meters of natural gas from Central Asia and 1.83 billion cubic meters of LNG in 2011, thereby increasing the purchase costs. Depreciation, depletion and amortization increased RMB4,376 million, which was primarily due to the fact that key projects such as the trunk line of the Second West-East Gas Pipeline commencing operation, leading to a corresponding increase in depreciation and depletion.

Profit from Operations. Profit from operations was RMB 15,530 million for the year ended December 31, 2011, representing a decrease by 23.9% from RMB20,415 million for the previous year, which was primarily due to the effect of an increase in the losses in the sales of imported natural gas as well as the transfer of major projects to fixed assets and the corresponding increase in depreciation, of which the aggregate losses arising from selling imported natural gas and LNG approximately amounted to RMB 21,400 million.

In 2011, our overseas operations (Note) further increased their contribution to the company. Turnover of overseas operations amounted to RMB574,212 million in 2011, or 28.6% of our total turnover. Profit before income tax expense of overseas operations amounted to RMB34,747 million in 2011, or 18.9% of our profit before income tax expense.

Note: The four operating segments of the company are namely exploration and production, refining and chemicals, marketing as well as natural gas and pipeline. Overseas operations do not constitute a separate operating segment of the company. The financial data of overseas operations are included in the financial data of the respective operating segments mentioned above.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Consolidated Results of Operations

Overview

Our profit before income tax expenses was RMB189,305 million for the year ended December 31, 2010, representing an increase of 35.2% compared with the previous period. Profit attributable to owners of the company for the year ended December 31, 2010 was RMB139,992 million, representing an increase of 35.4% compared with the previous period. For the year ended December 31, 2010, the basic and diluted earnings per share attributable to owners of the company were RMB0.76 while the same for 2009 was RMB0.56.

Turnover. Turnover increased by 43.8% from RMB1,019,275 million for the year ended December 31, 2009 to RMB1,465,415 million for the year ended December 31, 2010. This was primarily due to increases in the selling prices and in the sales volume of major products including crude oil, natural gas, gasoline and diesel.

The table below sets out the external sales volume and average realized prices for major products sold by the company in 2010 and 2009 and percentage of changes in the sales volume and average realized prices during these two years.

	Sales Volume (thousand tons)			Average Realized Price (RMB per ton)
	2010	2009	Percentage of Change (%)	2010	2009	Percentage of Change (%)
Crude oil*	61,629	53,768	14.6	3,623	2,750	31.7
Natural gas (million cubic meter, RMB/’000 cubic meter)	63,011	59,614	5.7	955	814	17.3
Gasoline	36,328	30,777	18.0	6,627	5,763	15.0
Diesel	77,789	64,659	20.3	5,910	4,965	19.0
Kerosene	6,716	5,817	15.5	4,874	3,896	25.1
Heavy oil	9,603	8,472	13.3	3,800	2,903	30.9
Polyethylene	3,012	2,349	28.2	8,958	8,430	6.3
Lubricant	1,703	1,796	(5.2)	8,215	7,204	14.0

*	The crude oil listed above represents all the external sales volume of crude oil of the company.

Operating Expenses. Operating expenses increased by 45.9% from RMB875,831 million for the year ended December 31, 2009 to RMB1,277,638 million for the year ended December 31, 2010, of which:

Purchases, Services and Other. Purchases, services and other increased by 61.5% from RMB492,472 million for the year ended December 31, 2009 to RMB795,525 million for the year ended December 31, 2010. This was primarily due to an increase in both the purchase prices and volume of crude oil, refined products and feedstock oil from external suppliers that resulted in an increase in purchase costs.

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

Exploration Expenses. Exploration expenses increased by 18.4% from RMB19,398 million for the year ended December 31, 2009 to RMB22,963 million for the year ended December 31, 2010. This was primarily due to the fact that the company continued to put more efforts into oil and gas exploration to further strengthen its foundation in terms of oil and gas resources.

Depreciation, Depletion and Amortization. Depreciation, depletion and amortization increased by 22.7% from RMB92,259 million for the year ended December 31, 2009 to RMB113,209 million for the year ended December 31, 2010. This was primarily due to the fact that (i) both the average carrying amount of fixed assets and the average net value of oil and gas properties increased as a result of ongoing increase in capital expenditure, causing an increase in depreciation and depletion provisions; (ii) acquisition of refinery assets in late 2009 resulted in an increase in depreciation during the reporting period; and (iii) a higher amount of impairment charges were recorded by the company against its oil and gas properties and refinery equipment during the reporting period.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 13.5% from RMB65,423 million for the year ended December 31, 2009 to RMB74,239 million for the year ended December 31, 2010. This was primarily due to the fact that (i) increases in both the freight volume of products and the unit freight cost resulted in an increase in freight expenses; (ii) completion of the company’s acquisitions of refinery equipment during the second half of 2009 resulted in an increase in maintenance expenses; and (iii) storage and leasing costs increased as a result of business expansion.

Taxes other than Income Taxes. Taxes other than income taxes increased by 36.0% from RMB135,465 million for the year ended December 31, 2009 to RMB184,209 million for the year ended December 31, 2010. The increase was primarily due to (i) a significant increase in the payment of the crude oil special gain levy on domestic sales of crude oil by the company during 2010 when the international oil prices increased, from RMB20,020 million for the year ended December 31, 2009 to RMB52,172 million for the year ended December 31, 2010; (ii) an increase in consumption tax borne by the company amidst an increase in the sales volume of refined products during the reporting period, from RMB82,429 million for the year ended December 31, 2009 to RMB89,670 million for the year ended December 31, 2010; and (iii) an increase in resource tax payment compared with that of last year, as a result of the reform towards resource tax policy; and (iv) an increase in the city maintenance and construction tax and educational surcharge compared with that of last year.

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

Profit Before Income Tax Expense. Profit before income tax expense increased by 35.2% from RMB140,032 million for the year ended December 31, 2009 to RMB189,305 million for the year ended December 31, 2010.

Income Tax Expenses. Income tax expenses increased by 15.1% from RMB33,473 million for the year ended December 31, 2009 to RMB38,513 million for the year ended December 31, 2010. The increase was primarily due to an increase in the taxable income for the year.

Profit for the year. Profit for the year increased by 41.5% from RMB106,559 million for the year ended December 31, 2009 to RMB150,792 million for the year ended December 31, 2010.

Profit attributable to non-controlling interests of the company. As international oil prices in 2010 increased significantly compared with that of last year, certain subsidiaries of the company recorded material increases in profits. This resulted in an increase in the profit attributable to minority interest, from RMB3,172 million for the year ended December 31, 2009 to RMB10,800 million for the year ended December 31, 2010.

Profit attributable to owners of the company. Due to the combined effect of the factors described above, profit attributable to owners of the company increased by 35.4% from RMB103,387 million for the year ended December 31, 2009 to RMB139,992 million for the year ended December 31, 2010.

Exploration and Production

Turnover. Turnover increased by 34.4% from RMB405,326 million for the year ended December 31, 2009 to RMB544,884 million for the year ended December 31, 2010. The increase was primarily due to an increase in crude oil and natural gas prices and their sales volumes. The average realized crude oil price of the company in 2010 was US$72.93 per barrel, representing an increase of 35.3% from US$53.90 per barrel in 2009.

Operating Expenses. Operating expenses increased by 30.3% from RMB300,307 million for the year ended December 31, 2009 to RMB391,181 million for the year ended December 31, 2010. The increase was primarily due to (i) an increase in the expenses on crude oil imports during the year; and (ii) a sharp increase in the payment of the crude oil special gain levy on domestic sales of crude oil during the year.

Profit from Operations. The profit from operations for the year ended December 31, 2010 was RMB153,703 million, representing an increase of 46.4% from RMB105,019 million for the preceding year. The exploration and production segment remains the most important contributor to the profit of the company.

Refining and Chemicals

Turnover. Turnover increased by 32.6% from RMB501,300 million for the year ended December 31, 2009 to RMB664,773 million for the year ended December 31, 2010. The increase was primarily due to an increase in both the selling prices and sales volumes of key refined products.

Operating Expenses. Operating expenses increased by 35.7% from RMB483,992 million for the year ended December 31, 2009 to RMB656,926 million for the year ended December 31, 2010. The increase was primarily due to an increase in the purchase costs of crude oil and feedstock oil from external suppliers.

Profit from Operations. The profit margin of refining and chemicals operations narrowed as a result of the rising crude oil prices and the fact that such rise was not fully reflected in the prices of refined products. The profit from operations amounted to RMB7,847 million for the year ended December 31, 2010, representing a decrease of 54.7% from the profit of RMB17,308 million for the year ended December 31, 2009.

Marketing

Turnover. Turnover increased by 47.7% from RMB768,295 million for the year ended December 31, 2009 to RMB1,134,534 million for the year ended December 31, 2010. The increase was primarily due to an increase in both the selling prices and the sales volumes of refined products and an increase in revenue from the oil products trading business.

Operating Expenses. Operating expenses increased by 48.2% from RMB755,030 million for the year ended December 31, 2009 to RMB1,118,578 million for the year ended December 31, 2010. The increase was primarily due to an increase in the purchase costs of refined products from external suppliers, together with an increase in expenses relating to the oil products trading business.

Profit from Operations. Profit from operations was RMB15,956 million for the year ended December 31, 2010, representing an increase of 20.3% from RMB13,265 million for the last year. The marketing segment is an important contributor to the company’s improvements on competitiveness and overall efficiency.

Natural Gas and Pipeline

Turnover. Turnover increased by 50.7% from RMB77,658 million for the year ended December 31, 2009 to RMB117,043 million for the year ended December 31, 2010. The increase was primarily due to (i) an increase in the selling price of natural gas, and the increase in sales volume of domestic natural gas and natural gas imported from Central Asia; and (ii) our persistent efforts to promote the company’s city gas and LPG businesses, which led to an increase in sales revenue during the year.

Operating Expenses. Operating expenses increased by 64.9% from RMB58,612 million for the year ended December 31, 2009 to RMB96,628 million for the year ended December 31, 2010. The increase was primarily due to an increase in the costs of natural gas imports from Central Asia and LPG imports, and costs on the purchase of domestic natural gas.

Profit from Operations. Profit from operations was RMB20,415 million for the year ended December 31, 2010, representing an increase of 7.2% from RMB19,046 million of the same period in 2009. The natural gas and pipeline segment is an important contributor to the company’s profits.

Liquidity and Capital Resources

Our primary sources of funding include cash generated by operating activities and short-term and long-term borrowings. Our primary uses of funds were for operating activities, acquisitions, capital expenditures, repayment of short-term and long-term borrowings and distributions of dividends to shareholders. Our payments to CNPC are limited to dividends and payments for services provided to us by CNPC. For the year ended December 31, 2011, we distributed as dividends 45% of our reported income for the year attributable to our shareholders. See “Item 8 — Financial Information — Dividend Policy” for a discussion of factors which may affect the determination by our board of directors of the appropriate level of dividends.

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

We plan to fund the capital and related expenditures described in this annual report principally through cash from operating activities, short-term and long-term borrowings and cash and cash equivalents. Net cash flows from operating activities in the year ended December 31, 2011 was RMB290,155 million. As of December 31, 2011, we had cash and cash equivalents of RMB61,172 million. While each of the projects described in this annual report for which significant capital expenditures will be required is important to our future development, we do not believe that failure to implement any one of these projects would have a material adverse effect on our financial condition or results of operations. If the price of crude oil undergoes a steep decline in the future, it is likely that we would delay or reduce the scale of the capital expenditures for our exploration and production segment.

In October 2007, we issued 4 billion A Shares, which have been listed and traded on the Shanghai Stock Exchange since November 5, 2007. The total proceeds and net proceeds from such issuance were RMB66,800 million and RMB66,243 million, respectively. Of the net proceeds, approximately RMB6,840 million were used for the project to increase the crude oil production capacity of Changqing Oilfield; approximately RMB5,930 million were used for the project to increase the crude oil production capacity of Daqing Oilfield; approximately RMB1,500 million were used for the project to increase the crude oil production capacity of Jidong Oilfield; approximately RMB17,500 million were used for the project to process and refine sulphur-bearing crude oil imported from Kazakhstan and the ethylene technology development project of Dushanzi Petrochemical, and approximately RMB6,000 million were used for the 1.2 million tons/year ethylene redevelopment and expansion project of Daqing Petrochemical. The balance of the net proceeds were used as working capital of the Company. As of December 31, 2011, the total amount of the net proceeds has been used up.

We currently do not have any outstanding options, warrants or other rights for any persons to require us to issue any common stock at a price below its market value. We do not currently intend to issue any such rights or to otherwise issue any common stock for a price below its market value.

In addition, we did not have for the year ended December 31, 2011, and do not currently have, any transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect the liquidity or availability of or requirements for our capital resources.

The table below sets forth our cash flows for each of the years ended December 31, 2009, 2010 and 2011 and our cash equivalents at the end of each period.

	Year Ended December 31,
	2009	2010	2011
	(RMB in millions)
Net cash flows from operating activities	268,017	318,796	290,155
Net cash flows used for investing activities	(267,498)	(299,302)	(283,638)
Net cash flows from/(used for) financing activities	53,077	(60,944)	9,259
Currency translation difference	179	234	(313)
Cash and cash equivalents at year end	86,925	45,709	61,172

Our cash and cash equivalents increased by 33.8% from RMB45,709 million as of December 31, 2010 to RMB61,172 million as of December 31, 2011.

Net Cash Flows from Operating Activities

Our net cash flows from operating activities for the year ended December 31, 2011 was RMB290,155 million, representing a decline of 9.0% compared with RMB318,796 million generated for the year ended December 31, 2010. This was mainly due to an increase in taxes and levies paid as well as changes in inventories and other kinds of working capital. As at December 31, 2011, the company had cash and cash equivalents of RMB61,172 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 67.8% were denominated in Renminbi, approximately 25.7% were denominated in US Dollars, approximately 1.6% were denominated in HK Dollars and approximately 4.9% were denominated in other currencies).

Our net cash flows from operating activities for the year ended December 31, 2010 was RMB318,796 million, representing an increase of 18.9% compared with RMB268,017 million generated for the year ended December 31, 2009. This was mainly due to the increase in net profit in 2010 compared with that of last year. As at December 31, 2010, the company had cash and cash equivalents of RMB45,709 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 75.2% were denominated in Renminbi, approximately 17.8% were denominated in US Dollars, approximately 0.8% were denominated in HK Dollars and approximately 6.2% were denominated in other currencies).

Net Cash Flows Used for Investing Activities

Our net cash flows used for investing activities for the year ended December 31, 2011 was RMB283,638 million, representing a decline of 5.2% compared with RMB299,302 million used for investing activities for the year ended December 31, 2010. The decrease was primarily due to a decrease in expenditures for the acquisition of associated entities and jointly controlled entities during 2011, partially offset by an increase in capital expenditures.

Our net cash flows used for investing activities for the year ended December 31, 2010 was RMB299,302 million, representing an increase of 11.9% compared with RMB267,498 million used for investing activities for the year ended December 31, 2009. The net increase was primarily due to an increase in expenditures for the acquisition of associated companies and joint venture companies.

Net Cash Flows From/(Used for) Financing Activities

Our net cash flows from financing activities for the year ended December 31, 2011 was RMB9,259 million, while our net cash flows used for financing activities for the year ended December 31, 2010 was RMB60,944 million. Such change from net cash outflows to net cash inflows was primarily due to an increase in new loans in 2011.

Our net cash flows used for financing activities for the year ended December 31, 2010 was RMB60,944 million, while our net cash flows from financing activities for the year ended December 31, 2009 was RMB53,077 million. This was primarily due to the amount of repayment of borrowings exceeding new loans borrowed during 2010.

Our net borrowings as of December 31, 2009, 2010 and 2011 were as follows:

	December 31,
	2009	2010	2011
	(RMB in millions)
Short-term debt (including current portion of long-term debt)	148,851	102,268	137,698
Long-term debt	85,471	131,352	180,675

Total debt	234,322	233,620	318,373

Less:
Cash and cash equivalents	86,925	45,709	61,172

Net debt	147,397	187,911	257,201

Of our total borrowings as at December 31, 2011, approximately 72.4% were fixed-rate loans and approximately 27.5% were floating-rate loans, and approximately 0.1% were interest-free loans. Of our borrowings as at December 31, 2011, approximately 79.8% were denominated in Renminbi, approximately 17.7% were denominated in United States Dollars, approximately 1.2% were denominated in Japanese yen, approximately 0.9% were denominated in Canadian Dollars and approximately 0.4% were denominated in other currencies.

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

Our debt to capital ratio (calculated by dividing interest-bearing debts by the aggregate of interest-bearing debts and shareholder’s equity) as of December 31, 2011 was 22.7%, as compared to 18.8% as of December 31, 2010.

Capital Expenditures and Investments

We reasonably timed our investment decisions and focused more on strengthening control of our investment costs. Our capital expenditures in 2011 increased by 3.0% to RMB284,391 million from RMB276,212 million in 2010. The increase in capital expenditures was under effective control.

The table below sets forth our capital expenditures and investments by business segment for each of the years ended December 31, 2009, 2010 and 2011 as well as those anticipated for the year ending December 31, 2012. Actual capital expenditures and investments for periods after January 1, 2012 may differ from the amounts indicated below.

	2009			2010		2011		2012 Anticipated
	(RMB in millions)%			(RMB in millions)%		(RMB in millions)%		(RMB in millions)%
Exploration and production(1)	129,017		48.35	160,893	58.25	162,154	57.02	172,900	57.64
Refining and chemicals	42,558		15.95	44,242	16.02	42,781	15.04	43,900	14.63
Marketing	18,174		6.81	15,793	5.72	15,136	5.32	16,600	5.53
Natural gas and pipeline	74,754		28.01	53,648	19.42	62,645	22.03	63,600	21.20
Other	2,333		0.88	1,636	0.59	1,675	0.59	3,000	1.00

Total	266,836	(2)	100.0	276,212	100.0	284,391	100.0	300,000	100.0

(1)	If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the exploration and production segment for 2009, 2010, 2011 and the estimates for the same in 2012 would be RMB138,396 million, RMB173,142 million, RMB173,760 million and RMB184,900 million, respectively.
(2)	The capital expenditure for 2009 has excluded the consideration for the acquisition of Singapore Petroleum Company Limited in the amount of Singapore dollars (“S$”)3,239 million (approximately RMB15,296 million).

As of December 31, 2011, the capital expenditures contracted for at the balance sheet date but not recognized in our consolidated financial statements were approximately RMB49,550 million.

Exploration and Production

A majority of our capital expenditures and investments relate to our exploration and production segment. For each of the three years ended December 31, 2009, 2010 and 2011, capital expenditures in relation to the exploration and production segment amounted to RMB129,017 million, RMB160,893 million and RMB162,154 million, respectively. In 2011, the capital expenditures and investments in the exploration and production segment were primarily used for large oil and gas exploration projects and for the construction of key production capacities for various oil and gas fields such as in the oil and gas fields located in Changqing, Daqing, Southwestern and Tarim oil and gas fields in China and for the development of large-sized overseas oil and gas fields such as Rumaila and Akotobe oil and gas fields.

We anticipate that capital expenditures for the exploration and production segment for the year of 2012 will amount to approximately RMB172,900 million, of which approximately RMB31,000 million will be mainly used for oil and gas exploration activities, and approximately RMB141,900 million will be used for the oil and gas development activities. Domestic exploration activities will continue to focus on the “Peak Growth in Oil and Gas Reserves” Program and to strengthen development of regions in Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin, Bohai Basin and other key oil and gas regions. Development activities will be focused on the steady production of Daqing oil field, increasing production of oil and gas equivalent of Changqing oil field, and increasing production of Tarim oil field will also be emphasized; oil and gas exploration and development in Central Asia, the Middle East, America, and Asia Pacific regions will be the focus of our overseas development efforts.

Refining and Chemicals

Our capital expenditures for our refining and chemicals segment for each of the years ended December 31, 2009, 2010 and 2011 were RMB42,558 million, RMB44,242 million and RMB42,781 million, respectively. Among the capital expenditure made in 2011, RMB21,653 million was used on the construction of refinery facilities and RMB21,128 million was used on the construction of chemicals facilities. Capital expenditures for the refining and chemicals segment were mainly used for the construction of large scale refining and ethylene projects, such as the Guangxi Petrochemical, Sichuan Petrochemical, Fushun Petrochemical, Daqing Petrochemical, Ningxia Petrochemical and Hohhot Petrochemical projects.

We anticipate that our capital expenditures for our refining and chemicals segment for 2012 will amount to RMB43,900 million, approximately RMB31,700 million of which will be used for the construction and expansion of refinery facilities, mainly for the construction of large scale refining projects at Sichuan Petrochemical, Guangdong Petrochemical, North China Petrochemical, Yunan Petrochemical, and Huhhot Petrochemical, and approximately RMB12,200 million will be used for the construction and expansion of chemicals facilities, mainly the large scale ethylene projects at Sichuan Petrochemical, Fushun Petrochemical and Daqing Petrochemical.

Marketing

Our capital expenditures for our marketing segment for each of the years ended December 31, 2009, 2010 and 2011 were RMB18,174 million, RMB15,793 million and RMB15,136 million, respectively. Our capital expenditures for the marketing segment in 2011 were mainly used for the construction of service stations, storage facilities and other facilities for our sales network.

Our anticipated capital expenditures for our marketing segment for the year of 2012 amount to RMB16,600 million, which are expected to be used primarily for the construction and expansion of high-efficiency sales networks.

Natural Gas and Pipeline

Our capital expenditures for the natural gas and pipeline segment for each of the three years ended December 31, 2009, 2010 and 2011 were RMB74,754, RMB53,648 million and RMB62,645 million, respectively. Our capital expenditures for the natural gas and pipeline segment in 2011 were mainly used for the construction of the Second West-East Gas Pipeline, the Third Shaanxi-Beijing Gas Pipeline, the Lanzhou-Chengdu Crude Oil Pipeline projects, and Jiangsu and Dalian LNG projects.

Our anticipated capital expenditures for our natural gas and pipeline segment for the year of 2012 amount to approximately RMB63,600 million, which are expected to be used primarily for the construction of major oil and gas transmission projects such as the branch of Second West-East Gas Pipeline, and Zhongwei-Guiyang Natural Gas Pipeline and associated liquefied natural gas and city gas facilities.

Others

Our non-segment-specific capital expenditures and investments for each of the years ended December 31, 2009, 2010 and 2011 were RMB2,333 million, RMB1,636 million and RMB1,675 million, respectively.

Our anticipated capital expenditures for the headquarter and other segments for the year of 2012 amount to RMB3,000 million. These planned capital expenditures and investments mainly include capital expenditures for scientific research activities and the construction of the information system.

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

The tables below set forth our long-term contractual obligations outstanding as of December 31, 2011.

	Payment Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(RMB in millions)
Long-term debt	218,546	37,871	85,081	75,391	20,203
Capital lease obligations	—	—	—	—	—
Operating leases	104,090	7,072	8,790	8,676	79,552
Capital commitments	49,550	47,907	1,643	—	—
Unconditional purchase obligations	45,179	15,999	28,100	738	342
Other long-term obligations	—	—	—	—	—
Debt-related interest	29,917	7,844	13,168	3,730	5,175
Total contractual cash obligations	447,282	116,693	136,782	88,535	105,272

We are obligated to make annual payment with respect to our exploration and production licenses to the Ministry of Land and Resources. The table below sets forth the estimated amount of the annual payments in the next five years:

Year	Annual Payment
(RMB in millions)
2012	1,000
2013	1,000
2014	1,000
2015	1,000
2016	1,000

Assets Retirement Obligation

A number of provinces and regions in which our oil and gas exploration and production activities are located have promulgated environment protection regulations, which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. We have established standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of these provincial and regional regulations. As of December 31, 2011 the balance of assets retirement obligation was RMB68,702 million.

Research and Development

We have a research and development management department, directly under which there are three research institutions. Except for our branch companies which are engaged in marketing activities, each of our branch companies has its own research and development management department. Most of our branch companies have their own research institutions. Our research and development management departments are mainly responsible for managing and coordinating the research and development activities conducted by each of the research institutions. As of December 31, 2011, we had 28,427 employees engaged in research and development functions.

In each of the years ended December 31, 2009, 2010 and 2011, our total expenditures for research and development were approximately RMB9,887 million, RMB11,840 million and RMB13,224 million, respectively.

Exploration and Production

Most of China’s major oil and gas fields are characterized by a broad range of geological conditions, and a majority of China’s oil and gas fields are in continental sedimentary basins with complex structures. Our research and development efforts with respect to our exploration and production business focus on:

•	theories and technologies of crude oil and natural gas exploration;

•	oil and gas development theory and technology;

•	engineering technology and equipment;

•	theory and technology for oil and gas storage and transportation; and

•	security, energy conservation and environment protection.

Refining and Chemicals

Currently, our research and development efforts in the refining and chemicals segment are focusing on the following areas:

•	technology for clean refined oil products;

•	technology for unqualified heavy oil processing;

•	refining-chemical integration technology;

•	technology for new products of synthetic resin;

•	technology for new products of synthetic rubber; and

•	new catalytic and catalytic materials.

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

Other than as disclosed above and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the periods from January 1, 2009 to December 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Other Information

Inflation

Inflation or deflation has not had a significant impact on our results of operations for the year ended December 31, 2011.

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

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors, Senior Management and Supervisors

As of the end of the current reporting period, our board of directors consisted of thirteen directors, five of whom were independent non-executive directors. The directors are elected at a meeting of our shareholders for a term of three years. The directors may be re-elected and re-appointed upon the expiration of his/her term of office. The functions and duties conferred on the board of directors include:

(1)	convening shareholders’ meetings and reporting its work to the shareholders’ meetings;

(2)	implementing the resolutions of the shareholders’ meetings;

(3)	determining our business plans and investment programs;

(4)	formulating our annual budget and final accounts;

(5)	formulating our profit distribution proposal and loss recovery proposals;

(6)	formulating proposals for the increase or reduction of our registered capital and the issuance of our debentures or other securities and listings;

(7)	proposing to acquire our shares or merger, spin-off, dissolution or any plan to change in the form of the company;

(8)	deciding on our internal management structure;

(9)	appointing or dismissing the President of the company, and upon the nomination of the President, appointing or dismissing the senior vice president, vice president, chief financial officer, and other senior management, and determining matters relating to their remuneration;

(10)	formulating our basic management system;

(11)	preparing amendments to our articles of association;

(12)	managing the information disclosures of our company; and

(13)	exercising any other powers and duties conferred by the shareholders at general meetings.

Seven of the directors are affiliated with CNPC or an affiliate of CNPC.

The PRC Company Law requires a joint stock company with limited liability to establish a supervisory board. This requirement is reflected in our articles of association. The supervisory board is responsible for monitoring our financial matters and overseeing the corporate actions of our board of directors and our management personnel. At the end of this reporting period, the supervisory board consists of eight supervisors, five of whom are elected, including four shareholders representatives and one independent supervisor, and may be removed, by the shareholders in a general meeting and three of whom are employees’ representatives who are elected by our staff, and may be removed, by our staff. Four of our supervisors are affiliated with CNPC. The term of office of our supervisors is three years. The supervisors may be re-elected and re-appointed upon the expiration of his/her term of office. An elected supervisor cannot concurrently hold the position of a director, manager or financial controller.

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

•

together with the audit committee of the board of directors, to review the performance of the outside auditors on a yearly basis, and to propose the engagement, renewal of engagement and termination of engagement of the outside auditors, as well as the service fees in respect of the audit services;

•	to oversee the compliance of related party transactions; and

•	other functions and powers as set forth in the articles of association of the company.

Supervisors shall attend meetings of the board of directors as observers.

In the event that any action of our directors adversely affects our interests, supervisors shall confer with or initiate legal proceedings against such directors on our behalf. A resolution proposed at any meeting of the supervisory board shall be adopted only if it is approved by two-thirds or more of our supervisors.

Our senior management is appointed by and serves at the supervision of our board of directors. The board of directors will review, evaluate and supervise the performance of the management and reward or punish the members of the management in accordance with relevant rules and regulations.

The following table sets forth certain information concerning our directors, supervisors and executive officers as of December 31, 2011.

Name	Age	Position	Date of Election(1)
Jiang Jiemin	56	Chairman of the board of directors	May 18,2011
Zhou Jiping	59	Vice Chairman of the board of directors and president	May 18, 2011
Li Xinhua	58	Director	May 18, 2011
Liao Yongyuan	49	Director and vice president	May 18, 2011
Wang Guoliang	59	Director	May 18, 2011
Wang Dongjin	49	Director	May 18, 2011
Yu Baocai	46	Director	May 18, 2011
Ran Xinquan	46	Director and vice president	May 18, 2011
Liu Hongru	81	Independent non-executive director	May 18, 2011
Franco Bernabè	63	Independent non-executive director	May 18, 2011
Li Yongwu	67	Independent non-executive director	May 18, 2011
Cui Junhui	65	Independent non-executive director	May 18, 2011
Chen Zhiwu	49	Independent non-executive director	May 18, 2011
Li Hualin	49	Vice President and Secretary to the board of directors
Sun Longde	49	Vice president
Liu Hongbin	48	Vice president
Zhou Mingchun	44	Chief financial officer
Zhao Zhengzhang	55	Vice president
Bo Qiliang	49	Vice president
Sun Bo	51	Vice president
Huang Weihe	54	Vice president
Xu Fugui	54	Vice president
Lin Aiguo	53	Chief engineer
Wang Daofu	56	Chief geologist
Wang Lixin	55	Chairman of the supervisory board
Guo Jinping	54	Supervisor
Wen Qingshan	53	Supervisor
Sun Xianfeng	59	Supervisor
Wang Guangjun	47	Supervisor
Yao Wei	55	Supervisor
Liu Hehe	48	Supervisor
Wang Daocheng	71	Independent supervisor

(1)	For directors only.

Directors

Jiang Jiemin, aged 56, is the Chairman of our company. Mr. Jiang is a senior economist and has been awarded with post-graduate qualification. Mr. Jiang has nearly 40 years of working experience in China’s oil and gas industry. He was made Deputy Director of the Shengli Petroleum Administration Bureau in March 1993, Senior Executive of the Qinghai Petroleum Administration Bureau in June 1994 and Director of Qinghai Petroleum Administration Bureau in November 1994, and Assistant to the General Manager and Team Leader for the Restructuring and Listing Preparatory Team of CNPC in February 1999, and a Director and Vice President of our company in November 1999. Mr. Jiang was appointed Deputy Provincial Governor of the Qinghai Province in June 2000, was made a member of the provincial party committee of the Qinghai Province and Deputy Provincial Governor of Qinghai Province in November 2000, and the deputy secretary of the provincial party committee of Qinghai Province and Deputy Provincial Governor of Qinghai Province in June 2003. Mr. Jiang became the Deputy General Manager of CNPC in April 2004, and Vice Chairman and President of our company in May 2004. In November 2006, Mr. Jiang became the General Manager of CNPC. In May

2007, he became the Chairman of our company. He ceased to act as the President of the Company since May 2008. In October 2011, Mr. Jiang became the Chairman of CNPC and ceased to serve as the General Manager of CNPC.

Zhou Jiping, aged 59, is the Vice Chairman and President of our company and a General Manager of CNPC. Mr. Zhou is a professor-level senior engineer and holds a master’s degree. He has nearly 40 years of working experience in China’s oil and gas industry. In November 1996, he was appointed Deputy Director of the International Exploration and Development Cooperation Bureau of China National Petroleum Corporation and Deputy General Manager of China National Oil & Gas Exploration and Development Corporation. In December 1997, he was appointed General Manager of China National Oil & Gas Exploration and Development Corporation and Deputy Director of the International Exploration and Development Cooperation Bureau of China National Petroleum Corporation, and in August 2001, he was appointed Assistant to the General Manager of CNPC and General Manager of China National Oil & Gas Exploration and Development Corporation. Mr. Zhou has been a Deputy General Manager of CNPC since December 2003, and a Director of our company since May 2004. In May 2008, Mr. Zhou was appointed the Vice Chairman and President of our company. Mr. Zhou was appointed as the General Manager of CNPC in October 2011.

Li Xinhua, aged 58, is a Director of our company and a Deputy General Manager of CNPC. Mr. Li is a senior engineer and holds a college degree. Mr. Li has over 35 years of working experience in China’s petrochemical industry. In June, 1985 Mr. Li was appointed the Vice Director of Yunnan Province Natural Gas Chemical Plant, in February 1992 the Director of Yunnan Province Natural Gas Chemical Plant, in March 1997 the Chairman and General Manager of Yunnan Province Yuntianhua Group, in March 2002 the Assistant Governor of Yunnan Province, In January 2003 the Deputy Governor of Yunnan Province, and in April 2007 a Deputy General Manager of CNPC. Since May 2008, Mr. Li has been acting as a Director of our company.

Liao Yongyuan, aged 49, is a Director and Vice President of our company and concurrently serves as the Deputy General Manager and Safety Director of CNPC. Mr. Liao holds a master’s degree and is a professor-level senior engineer. He has nearly 30 years of working experience in China’s oil and gas industry. He was Deputy Director of the New Zone Exploration and Development Department of China National Petroleum Corporation from June 1996, the Standing Deputy Commander and then Commander of Tarim Petroleum Exploration and Development Headquarters from November 1996. He was the General Manager of Tarim Oilfield Branch Company from September 1999, and also Deputy Director of Gansu Provincial Economic and Trade Committee from October 2001. He has worked as the Assistant to the General Manager of CNPC since January 2004 and has been concurrently the Head of Coordination Team for Oil Enterprises in Sichuan and Chongqing and Director of Sichuan Petroleum Administration since April 2004. He has been a Vice President of our company since November 2005. He was appointed a Deputy General Manager of CNPC in February 2007, and Safety Director of CNPC in July 2007. He has been a Director of our company since May 2008.

Wang Guoliang, aged 59, is a Director of our company and the General Accountant of CNPC. Mr. Wang is a professor-level senior accountant and holds a master’s degree. Mr. Wang has nearly 30 years of working experience in China’s oil and gas industry. Mr. Wang had worked as the Vice President of China Petroleum Finance Company Limited from October 1995. In November 1997, he was appointed a Deputy General Manager and the General Accountant of China National Oil & Gas Exploration and Exploitation Corporation. Mr. Wang had been the Chief Financial Officer of our company from November 1999. He was appointed General Accountant of CNPC in February 2007, and Director of our company in May 2008.

Wang Dongjin, aged 49, is a Director of our company and the Deputy General Manager of CNPC. Mr. Wang is a professor-level senior engineer and holds a master’s degree. Mr. Wang has nearly 30 years of working experience in China’s oil and gas industry. In July 1995, Mr. Wang was made the Deputy Director of Jiangsu Oil Exploration Bureau. In December 1997, he was made the Deputy General Manager of China National Oil & Gas Exploration and Development Corporation. From December 2000, Mr. Wang has worked concurrently as the General Manager in each of CNPC International (Kazakhstan) Ltd. and Aktobe Oil and Gas Co., Ltd.. In October 2002, he assumed the position as the General Manager of China National Oil & Gas Exploration and

Development Corporation. In January 2004, Mr. Wang assumed the positions as the Assistant to the General Manager of CNPC and the Vice Chairman and General Manager of China National Oil & Gas Exploration and Development Corporation. In September 2008, Mr. Wang was appointed as the Deputy General Manager of CNPC. Mr. Wang was elected as a Director of our company in May 2011.

Yu Baocai, aged 46, is a Director of our company and the Deputy General Manager of CNPC. Mr. Yu is a senior engineer and holds a master’s degree. He has nearly 25 years of working experience in China’s oil and petrochemical industry. In September 1999, Mr. Yu was made the Deputy General Manager of PetroChina Daqing Petrochemical Company. In December 2001, he assumed the position as the General Manager of PetroChina Daqing Petrochemical Company. In September 2003, he undertook the position as General Manager of PetroChina Lanzhou Petrochemical Company. In September 2008, Mr. Yu was made the Deputy General Manager of CNPC. In February 2003, Mr. Yu was elected as a representative of the 10th National People’s Congress of PRC. In February 2008, Mr. Yu was elected as a representative of the 11th National People’s Congress of PRC. Mr. Yu was elected as a Director of our company in May 2011.

Ran Xinquan, aged 46, is a Director and Vice President of our company and the General Manager of PetroChina Changqing Oilfield Company. Mr. Ran is a professor-level senior engineer and holds a doctorate degree. He has over 20 years of working experience in the China’s oil and gas industry. In April 2002, Mr. Ran was made the Deputy General Manager of CNPC Exploration and Production Company. In February 2005, he was made the Deputy General Manager of PetroChina Changqing Oilfield Company. In October 2006, Mr. Ran became the key executive of PetroChina Changqing Oilfield Company. Since February 2008, he has served as the General Manager of PetroChina Changqing Oilfield Company. Mr. Ran was elected as a Director of our company in May 2011 and appointed as the Vice President of our company in October 2011.

Independent Non-executive Directors

Liu Hongru, aged 81, is an independent non-executive Director of our company. Mr. Liu is a professor and holds a doctoral degree. He graduated from the Faculty of Economics of the University of Moscow in 1959 with an associate doctoral degree. Mr. Liu worked as Vice Governor of the Agricultural Bank of China, Vice-Governor of the People’s Bank of China, Deputy Director of the State Economic Restructuring Committee, and the Chairman of the China Securities Regulatory Commission. Mr. Liu is also a professor at the Peking University, the Postgraduate School of the People’s Bank of China and the City University of Hong Kong. Mr. Liu also serves as a non-executive director of OP Financial Investments Limited and possesses the accounting or financial management qualification required under the Rules Governing the Listing of Securities on the Stock Exchange Hong Kong Limited. Mr. Liu was appointed an independent Supervisor of our company in December 1999. After his resignation from this position as independent supervisor, Mr. Liu was appointed an independent non-executive Director of our company in November 2002.

Franco Bernabè, aged 63, is an independent non-executive Director of our company. He holds a doctoral degree in political economics. He is currently the Chief Executive Officer of Telecom Italia (serving a second time). Prior to that, he held the responsibilities of the chairman of the Franco Bernabè Group, the Vice Chairman of H3G, the Vice Chairman of Rothschild Europe, a non-executive director of Pininfarina Spa and an independent non-executive director of Areoportidi Bologna. Mr. Bernabè joined ENI in 1983 to become an assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 he was the Chief Executive Officer of ENI. Mr. Bernabè led the restructuring program of the ENI Group, making it one of the world’s most profitable oil companies. Between 1998 and 1999, Mr. Bernabè was the Chief Executive Officer of Telecom Italia. Between 1999 and 2000, he has also served as a special representative of the Italian government for the reconstruction of the Balkan region. He was the Chairman of La Biennale di Venezia from 2001 to 2003 and has been the Chairman of the Modern Arts Museum of Trento and Rovereto since 2005. Prior to his joining ENI, Mr. Bernabè was the head of economic studies at FIAT. Mr. Bernabè was a senior economist at the OECD Department of Economics and Statistics in Paris. Earlier he was a professor of economic politics at the School of Industrial Administration, Turin University. He had also served on the Advisory Board of the Council of Foreign Relations and is currently an International Governor of the Peres Center for Peace. Mr. Bernabè has been an independent non-executive Director of our company since June 2000.

Li Yongwu, aged 67, is an independent non-executive Director of our company. Mr. Li is a senior engineer and holds a bachelor’s degree. In June 1991, Mr. Li was appointed as the Director of Tianjin Chemicals Bureau. In July 1993, he was appointed as the Director of Tianjin Economic Committee. He was elected as the Vice Minister of the PRC Ministry of Chemical Industry in April 1995. He became Director of the State’s Petroleum and Chemical Industry Bureau in March 1998. In April 2001, he was appointed a Deputy Director of the Liaison Office of the Central Government at the Special Administrative Region of Macau. In December 2004, he was appointed the Vice President of China Petroleum and Petrochemical Industry Association. In May 2005, he became the Chairman of China Petroleum and Petrochemical Industry Association and in November 2005, he became an Independent Supervisor of our company. In 2003, he was elected as a standing member of the Tenth Chinese People’s Consultative Conference. In May 2008, Mr. Li was appointed an independent non-executive Director of our company.

Cui Junhui, aged 65, is an independent non-executive Director of our company. Mr. Cui is a representative of the 11th National People’s Congress of the PRC and a Committee Member of the Financial and Economic Affairs Committee of the National People’s Congress of the PRC. He is holder of a postgraduate degree (part-time study). The positions he held include Deputy Director of the Tax Bureau of Shandong Province and the Director of State Tax Bureau of Shandong Province. From January 2000 to January 2007, he served as a Deputy Director of the State Administration of Taxation. In December 2006, he was made a Vice President of China Society of Taxation and a Vice President of China Charity Federation. Mr. Cui was elected as a representative of the 11th National People’s Congress and a member of the Financial and Economic Affairs Committee of the National People’s Congress in March 2008. In April 2008, Mr. Cui was elected as the President of the sixth term of the Chinese Taxation Institute. Mr. Cui has served as an independent non-executive Director of our company since May 2008.

Chen Zhiwu, aged 49, is an independent non-executive Director of our company. Mr. Chen is a tenured professor of finance at Yale University School of Management and a distinguished professor under the Chang Jiang Scholar Program at Tsinghua University School of Humanities and Social Sciences. Mr. Chen received a bachelor of science degree from Central South University of Technology in China (now Central South University), a master’s degree in engineering from National University of Defense Technology of the PRC and a doctoral degree of finance from Yale University of the United States. In June 1990, Mr. Chen started his teaching career in the University of Wisconsin — Madison of the United States. From July 1995 to July 1999, he worked at Ohio State University of the United States and was promoted to associate professor of finance in 1997. From July 1999, Mr. Chen became a tenured professor of finance at Yale University School of Management. Mr. Chen was elected as an independent non-executive Director of our company in May 2011.

Secretary to the Board of Directors

Li Hualin, aged 49, is the Secretary to the Board of Directors and Vice President of our company, and an Executive Director and General Manager of China Petroleum Hongkong (Holding) Limited. Mr. Li holds a master’s degree and is a professor-level senior economist. Mr. Li has over 25 years of experience in the oil and gas industry in China. In December 1997, Mr. Li became the Deputy General Manager of the China National Oil and Gas Exploration Development Corporation and the Chairman and General Manager of CNPC International (Canada) Ltd. In September 1999, Mr. Li became the General Manager of CNPC International (Kazakhstan) Ltd. whilst remaining as the Deputy General Manager of the China National Oil and Gas Exploration and Development Corporation. In January 2001, Mr. Li became the Deputy General Manager of China Petroleum Hongkong (Holding) Limited. In December 2001, he was appointed as the Chairman of Shenzhen Petroleum Industrial Co., Ltd. From July 2006, Mr. Li became the Vice-Chairman and General Manager of China Petroleum Hongkong (Holding) Limited, whilst remaining as the Chairman of Shenzhen Petroleum Industrial Co., Ltd. Mr. Li has been a Vice President of our company since November 2007. Mr. Li was appointed as the Secretary to the Board of Directors of our company in May 2009.

Other Senior Management Personnel

Sun Longde, aged 49, is a Vice President of our company. Mr. Sun is a professor-level senior engineer and holds a doctoral degree. He has over 25 years of working experience in China’s oil and geological industry. Mr. Sun was appointed the Deputy Chief Geologist of Xianhe Oil Extraction Plant and Deputy Manager of Dongxin Oil Extraction Plant of Shengli Petroleum Administration Bureau in January 1994, Chief Deputy Director-General of Exploration Business Department of Shengli Petroleum Administration Bureau in April 1997, the Manager of Exploration & Development Company of Shengli Petroleum Administration Bureau in September 1997, Chief Geologist of Tarim Petroleum Exploration & Development Headquarters in November 1997, Deputy General Manager of PetroChina Tarim Oilfield Company in September 1999 and the General Manager of PetroChina Tarim Oilfield Company in July 2002. Mr. Sun has been a Vice President of our company since June 2007.

Liu Hongbin, aged 48, is a Vice President of our company and concurrently the General Manager of the Marketing Company of our company. Mr. Liu is a senior engineer and holds a college degree. He has over 25 years of working experience in China’s oil and gas industry. Mr. Liu was appointed the Vice President of Exploration & Development Research Institute of Yumen Petroleum Administration Bureau in May 1991, the Director of the Development Division of Tuha Petroleum Exploration & Development Headquarters in October 1994, the Chief Engineer of Tuha Petroleum Exploration & Development Headquarters in June 1995, the Deputy General Manager of PetroChina Tuha Oilfield Company in July 1999, the Commander of Tuha Petroleum Exploration & Development Headquarters in July 2000, the General Manager of the Planning Department of our company in March 2002 and the Director of the Planning Department of CNPC in September 2005. Mr. Liu has become a Vice President of our company since June 2007. Mr. Liu has served as a Vice President of our company and concurrently as the General Manager of the Marketing Company since November 2007.

Zhou Mingchun, aged 44, is the Chief Financial Officer of our company and currently the General Manager of the Finance Department of our company. Mr. Zhou is a professor-level senior accountant and holds a master’s degree. He has over 20 years of working experience in China’s oil and gas industry. Mr. Zhou was appointed the Director of the Finance Division and the Director-General of Financial Settlement Center of Daqing Petroleum Administration Bureau in October 1998, the principal officer of the Finance & Assets Division of Daqing Oilfield Company in September 1999, the director and Deputy Chief Accountant of Daqing Oilfield Company Limited in January 2000, the director and Chief Accountant of Daqing Oilfield Company Limited in October 2000, and the General Manager of the Finance Department of our company in March 2002. Mr. Zhou has served as the Chief Financial Officer of our company since June 2007.

Zhao Zhengzhang, aged 55, is a Vice President of our company and concurrently the General Manager of Exploration and Production Company of our company. Mr. Zhao holds a master’s degree. He is a professor-level senior engineer and has over 25 years of working experience in China’s oil and industry. In June 1996, Mr. Zhao was appointed as the Deputy Director of the New District Exploration Department of CNPC. In November 1996, he was appointed as Deputy Director of the Exploration Bureau of CNPC and Director of the New District Exploration Department. In October 1998, Mr. Zhao was appointed as Deputy Director of the Exploration Department of CNPC. In September 1999, he was appointed as a member of the Preparatory Group of CNPC Exploration and Production Company. In December 1999, Mr. Zhao was appointed as Deputy General Manager of CNPC Exploration and Production Company. In January 2005, he was appointed as Senior Executive and Deputy General Manager of CNPC Exploration and Production Company. In January 2006, he was appointed as the General Manager of CNPC Exploration and Production Company. In May 2008, Mr. Zhao was appointed the Vice President of the company and the General Manager of the Exploration and Production Company.

Bo Qiliang, aged 49, is a Vice President of our company and concurrently the General Manager of PetroChina International Ltd. Mr. Bo holds a doctor’s degree and is a professor-level senior engineer. He has nearly 25 years of working experience in China’s oil and gas industry. Mr. Bo was made the Vice President of the Scientific Research Institute of Petroleum Exploration and Development in February 1997, key leader of CNPC International (E&D) Ltd. in December 2001, Senior Deputy General Manager of China National Oil and

Gas Exploration and Development Corporation in October 2004, President of PetroKazakhstan Inc. and concurrently leader of the Kazakhstan Coordination and Steering Team in November 2005, and General Manager of China National Oil and Gas Exploration and Development Corporation in September 2008. Mr. Bo began to act as the General Manager of PetroChina International Ltd. while concurrently acting as the General Manager of China National Oil and Gas Exploration and Developing Corporation from November 2009. Mr. Bo has been acting as a Vice President of our company and concurrently as the General Manager at PetroChina International Ltd. since January 2010.

Sun Bo, aged 51, is a Vice President of our company and concurrently the General Manager of Central-Asia China Gas Pipeline Company Limited and the General Manager of the Kazakhstan branch of our company. Mr. Sun is a professor-level senior engineer and has over 25 years of working experience in China’s oil and gas industry. He was appointed the Deputy General Manager of Al Waha Oil Company Ltd. in June 1996; Vice President of CNPC International (Venezuela) Ltd. in October 1998; Chief Engineer and Deputy General Manager of China National Oil and Gas Exploration and Development Corporation and concurrently President of CNPC International (Venezuela) Ltd. in September 1999; General Manager of China Petroleum Engineering & Construction Corporation in January 2004; and Vice Chairman and President of CNPC Services & Engineering Ltd. and concurrently General Manager of China Petroleum Engineering & Construction Corporation in June 2006. Mr. Sun was appointed as the General Manager of Trans-Asia Gas Pipeline Company Limited in September 2007. Mr. Sun has been acting as a Vice President of our company and concurrently the General Manager of Central-Asia China Gas Pipeline Company Limited and the General Manager of the Kazakhstan branch of our company since January 2010.

Huang Weihe, aged 54, is a Vice President and the General Manager of PetroChina Natural Gas and Pipelines Company. Mr. Huang is a professor-level senior engineer and holds a doctoral degree. He has nearly 30 years of working experience in China’s oil and gas industry. In December 1998, he was appointed as Deputy Director of the Petroleum and Pipelines Bureau. In November 1999, he was appointed as Deputy Director of the Petroleum and Pipelines Bureau while concurrently acting as Chief Engineer. From October 2000 to November 2002, Mr. Huang served as the General Manager of PetroChina Pipelines Company and in May 2002, was appointed as the General Manger of PetroChina West-to-East Natural Gas Transmission Pipelines Company while continuing to serve as the General Manager of PetroChina Pipelines Company. In December 2002, he was appointed as the General Manager of PetroChina Natural Gas and Pipelines Company under the company while concurrently serving as the General Manager of PetroChina West-to-East Natural Gas Transmission Pipelines Company. In February 2006, Mr. Huang ceased to be the General Manager of PetroChina Natural Gas Transmission Pipelines Company. In May 2008, Mr. Huang was appointed as the Chief Engineer of the company while concurrently serving as the General Manager of PetroChina Natural Gas and Pipelines Company. Mr. Huang was appointed the Vice President of our company in October 2011.

Xu Fugui, aged 54, is the Vice President of our company and the General Manager of PetroChina Refining & Chemical Company. Mr. Xu is a professor-level senior engineer and holds a doctoral degree. He has nearly 30 years of working experience in China’s oil and petrochemical industry. Mr. Xu had worked as the Deputy Manager of Dushanzi Petrochemical Plant and manager of Refining Plant of Xinjiang Petroleum Administration Bureau concurrently. He was appointed as the Manager of Dushanzi Petrochemical Plant of Xinjiang Petroleum Administration Bureau in July 1999, and the General Manager of Dushanzi Petrochemical Company in September 1999. In September 2011, he was as appointed the General Manager of PetroChina Refining & Chemical Company. In October 2011, he was appointed as the Vice President of our company.

Lin Aiguo, aged 53, is the Chief Engineer of our company. Mr. Lin is a professor-level senior engineer and holds a college degree. He has over 30 years of working experience in China’s oil and petrochemical industry. Mr. Lin was appointed as the Deputy Manager and the Standing Deputy Manager of Shengli Refinery of Qilu Petrochemical Company in July 1993, the Deputy General Manager of Dalian West Pacific Petrochemical Co. Ltd. in May 1996, and the General Manager of Dalian West Pacific Petrochemical Co. Ltd. in August 1998, and the General Manager of Refining & Marketing Company of our company in December 2002. Mr. Lin has served as the Chief Engineer of our company since June 2007.

Wang Daofu, aged 56, is the General Geologist of our company and Director of the Exploration and Development Institute. Mr. Wang is a professor-level senior engineer and holder of a doctoral degree. He has nearly 30 years of working experience in China’s oil and gas industry. He was appointed as Deputy General Manager of PetroChina Changqing Oilfield Company in September 1999 and General Manager of PetroChina Changqing Oilfield Company in January 2003. He was elected as a representative of the 11th National People’s Congress of the PRC in 2008. Mr. Wang has become the General Geologist of our company since May 2008. Mr. Wang has been concurrently acting as the Director of the Exploration and Development Institute since September 2008.

Supervisors

Wang Lixin, aged 55, is the chairman of the supervisory board of our company. Mr. Wang is a professor-level senior economist and holder of a master’s degree. Mr. Wang has nearly 40 years of working experience in China’s oil and petrochemical industry. He was made the executive of Shengli Petroleum Administration Bureau in February 1998. In November 2004, he was appointed as senior executive of Shengli Petroleum Administration Bureau and Vice Chairman of Shengli Oilfield Company Limited. Mr. Wang became the director of the Shengli Petroleum Administration Bureau in March 2007 and was also appointed as the Assistant to the General Manager of China Petrochemical Corporation since March 2009. In May 2011, he was appointed as the head of Discipline Inspection Group of CNPC. In October 2011, he was elected as the chairman of the supervisory board of our company at an extraordinary general meeting of our company.

Guo Jinping, aged 54, is a Supervisor and the General Manager of the Legal Department of our company and the General Counsel and the director of the Legal Department of CNPC. Mr. Guo is a professor-level senior economist and has been awarded with post-graduate qualification. Mr. Guo has nearly 30 years of working experience in the China’s oil and gas industry. In November 1996, he became the chief economist in the Bureau of Policy and Regulations of CNPC. In October 1998, Mr. Guo was made the deputy director of the Development and Research Department in CNPC. Since September 1999, he has served as the General Manager of the Legal Department of our company. In September 2005, Mr. Guo has worked as the director of the Legal Department of CNPC. In November 2007, he became the general manager of the Legal Department of the Company and the General Counsel and the director of the Legal Department of CNPC concurrently. In May 2011, he was elected as a Supervisor of our company.

Wen Qingshan, aged 53, is a Supervisor of our company and the Deputy Chief Accountant and the Director of the Finance and Assets Department of CNPC. Mr. Wen is a professor-level senior accountant and holds a master’s degree in economics. Mr. Wen has nearly 30 years of working experience in China’s petrochemical industry. He had acted as the Deputy Director of the Finance and Assets Department of CNPC since May 1999 and Director of the Finance and Assets Department of CNPC since May 2002. He has been a Supervisor of our company since November 2002. He has been acting as the Deputy Chief Accountant and the Director of the Finance and Assets Department of CNPC since November 2007.

Sun Xianfeng, aged 59, is a Supervisor and the General Manager of the Audit Department of our company. Mr. Sun is a senior economist and holds a master’s degree in business administration. Mr. Sun has nearly 40 years of working experience in China’s oil and gas industry. Mr. Sun was made Deputy Director of the Supervisory Bureau of CNPC in November 1996, and was transferred to the Eighth Office of the State Council Compliance Inspectors’ General Office (Supervisory Committee of Central Enterprises Working Commission) as its temporary head in June 1998. He was appointed as the Deputy Director of the Audit Department of CNPC in October 2000. He was appointed as the Vice Director of the Audit Department and concurrently the Director of the Audit Institute in December 2000. Mr. Sun was made the Director of the Audit Department of CNPC and the Director of the Audit Service Center in April 2004. Mr. Sun has been a Supervisor of our company since May 2004. In October 2005, Mr. Sun was appointed as a concurrent State-owned Company Supervisor from State-owned Assets Supervision and Administration Commission to CNPC. Mr. Sun has been acting as the General Manager of the Audit Department of our company since July 2007.

Wang Guangjun, aged 47, is a Supervisor of our company and the General Manager of PetroChina Jilin Petrochemical Company. Mr. Wang is a professor-level senior engineer and holds a doctoral degree. He has 25 years of working experience in China’s oil and petrochemical industry. He was appointed as the deputy general manager of the Quality, Safety and Environmental Protection Department of our company in September 1999. In May 2006, he became the general manager of PetroChina Northeast Chemicals and Marketing Company. Mr. Wang was then appointed as the general manager of PetroChina Jilin Petrochemical Company in June 2007. In May 2011, he was elected as a Supervisor of our company.

Yao Wei, aged 55, is a Supervisor of our company and the General Manager of PetroChina Pipeline Company. Mr. Yao is a professor-level senior engineer and holds a master’s degree. He has nearly 35 years of working experience in China’s oil and gas industry. Mr. Yao became the deputy manager of Beijing Natural Gas Transport Company in July 1995. In April 2001, he was appointed as the deputy general manager of Beijing Huayou Gas Corporation Limited. In April 2007, Mr. Yao became the General Manager of PetroChina Pipeline Company. In May 2011, he was elected as a supervisor of our company.

Liu Hehe, aged 48, is a Supervisor of our company and the General Manager of PetroChina Inner Mongolia Marketing Company. Mr. Liu is a professor-level senior economist and graduated in petrochemical major from Fushun Petroleum Institute (now Liaoning Shihua University). He has nearly 25 years of working experience in China’s oil and petrochemical industry. He was made the General Manager of PetroChina East China Marketing Company in April 2004 and became the General Manager of PetroChina East China (Shanghai) Marketing Company in December 2008. He was appointed as the General Manager of PetroChina Inner Mongolia Marketing Company in November 2009. In May 2011, he was elected as a supervisor of our company.

Wang Daocheng, aged 71, is an Independent Supervisor of our company. Mr. Wang is currently the President of the China Institute of Internal Audit. He is a senior auditor and holds a bachelor’s degree. He has over 40 years of experience in finance and auditing. From 1981 to 1984, he led the preparatory committee within the audit department of the Ministry of Finance and headed the science and technology training center of the National Audit Office as well as the financial and monetary authority. From August 1984 to March 1999, Mr. Wang held a number of positions, including Deputy Director of Xicheng District Audit Bureau of Beijing, Deputy Director of the Research Department of the National Audit Office, the Deputy Director of the General Affairs Bureau, Deputy Director of the Foreign Investment Bureau, Director of the Foreign Investment Department, Director of the Financial Audit Department and Director of the General Office of the National Audit Office. From March 1999 to March 2005, Mr. Wang headed the discipline inspection panel of the Central Commission for Discipline Inspection in the National Audit Office. In June 2005, he became the President of the China Institute of Internal Audit. Mr. Wang has been an Independent Supervisor of our company since May 2009.

Compensation

Senior Management Compensation System

The senior management members’ compensation has two components, namely, fixed salaries and variable compensation. The variable component, which accounts for approximately 75% of the total compensation package, is linked to the attainment of specific performance targets, such as our income for the year, return on capital and the individual performance evaluation results. All of our senior management have entered into performance evaluation contracts with us.

Directors’ and Supervisors’ Compensation

Our directors and supervisors, who hold senior management positions or are otherwise employed by us, receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind, including our contribution to the pension plans for these directors and supervisors.

The aggregate amount of salaries, housing allowances, other allowances and benefits in kind paid by us to the five highest paid individuals of PetroChina during the year ended December 31, 2011 was RMB3,926,649. We paid RMB209,664 as our contribution to the pension plans in respect of those individuals in the year ended December 31, 2011.

The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our directors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2011 was RMB2,614,379.12.

Save as disclosed, no other payments have been paid or are payable, in respect of the year ended December 31, 2011, by us or any of our subsidiaries to our directors. In addition, we have no service contracts with our directors that provide for benefits to our directors upon the termination of their employment with us.

In 2011, we paid RMB227,966 as our contribution to the pension plans in respect of our directors and supervisors, who hold senior management positions or are otherwise employed by us. The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our supervisors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2011 was RMB2,015,758.56.

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

Audit Committee

Our audit committee is currently composed of three non-executive independent directors, Mr. Franco Bernabè, Mr. Cui Junhui and Mr. Chen Zhiwu, and one non-executive director, Mr. Wang Guoliang. Mr. Franco Bernabè serves as the chairman of the committee. Under our audit committee charter, the chairman of the committee must be an independent director and all resolutions of the committee must be approved by independent directors. The audit committee’s major responsibilities include:

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

Investment and Development Committee

The current members of our investment and development committee are Mr. Li Yongwu, as chairman of the committee, and Mr. Li Xinhua and Mr. Wang Dongjin, as members of the committee. The investment and development committee’s major responsibilities include:

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

Evaluation and Remuneration Committee

The current members of our evaluation and remuneration committee are Mr. Liu Hongru, as chairman of the committee, and Mr. Chen Zhiwu and Mr. Wang Guoliang, as members of the committee. The evaluation and remuneration committee’s major responsibilities include:

•	studying the evaluation criteria for directors and senior officers, conducting the evaluations and proposing suggestions;

•	studying and evaluating the remuneration policies and plans for directors and senior officers (including the compensation in connection with the removal or retire of the director and senior officers);

•

organizing the evaluation of the performance of our president and reporting the evaluation result to the board of directors, supervising the evaluation of the performance of our senior vice presidents, vice presidents, chief financial officer and other senior management members conducted under the leadership of the president;

•	studying our incentive plan and compensation plan, supervising and evaluating the implementation of these plans and making recommendations for improvements to and perfection of such plans; and

•

relevant laws, regulations and the listing rules of the stock exchanges where the shares of the company are listed (as amended from time to time) and other matters authorized by the board of directors.

Health, Safety and Environment Committee

The current members of our health, safety and environment committee are Mr. Liao Yongyuan, as chairman of the committee, and Mr. Yu Baocai and Mr. Ran Xinquan, as member of the committee. The health, safety and environment committee’s major responsibilities include:

•	supervising the effective implementation of our Health, Safety and Environmental Protection Plan, or the HSE Plan;

•	making recommendations to the board of directors and our president for major decisions with respect of health, safety and environmental protection; and

•	inquiring the occurrence of and responsibilities for material accidents of the company, and examining and supervising the treatment of such accidents.

Employees

As of December 31, 2009, 2010 and 2011, we had 539,168, 552,698 and 552,810 full-time employees, respectively. During 2011, we employed 261,522 temporary employees on an average. As of December 31, 2011, we had 323,605 temporary employees. The table below sets forth the number of our employees by business segment as of December 31, 2011.

	Employees	% of Total
Exploration and production	293,143	53.03
Refining and chemicals	169,418	30.65
Marketing	64,978	11.75
Natural gas and pipeline	19,838	3.59
Other(1)	5,433	0.98

Total	552,810	100.00

(1)	Including the numbers of employees of the management of our headquarters, specialized companies, PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, Petrochemical Research Institute and other units.

Our employees participate in various basic social insurance plans organized by municipal and provincial governments whereby we are required to make monthly contributions to these plans at certain rates of the employees’ salary as stipulated by relevant local regulations. Expenses incurred by us in connection with the retirement benefit plans were approximately RMB8,437 million, RMB9,600 million and RMB11,400 million, respectively, for the years ended December 31, 2009, 2010 and 2011, respectively.

In 2011, we did not experience any strikes, work stoppages, labor disputes or actions that affected the operation of any of our businesses. Our company maintains good relationship with our employees.

Share Ownership

As of December 31, 2011 our directors, senior officers and supervisors do not have share ownership in PetroChina or any of PetroChina’s affiliates.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

PetroChina was established on November 5, 1999 with CNPC as its sole promoter. As of March 31, 2012, CNPC beneficially owned 158,325,211,528 shares, which include 291,518,000 H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC, representing approximately 86.507% of the share capital of PetroChina, and, accordingly, CNPC is our controlling shareholder.

The following table sets forth the major shareholders of our A shares as of March 31, 2012:

Name of Shareholders	Class of Shares	Number of Shares Held	Percentage of the Issued Share Capital of the Same Class of Shares (%)	Percentage of the Total Share Capital(%)
CNPC	A shares	158,033,693,528	97.600	86.347

The following table sets forth the major shareholders of our H shares as of March 31, 2012:

Name of Shareholders	Class of Shares	Number of Shares Held		Percentage of Such Share in That Class of the Issued Shares Capital (%)	Percentage of the Total Share Capital(%)
CNPC	H shares	291,518,000	(1)	1.382	0.159
Blackrock Inc.	H shares	1,437,013,460		6.811	0.785

(1)	Held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

Related Party Transactions

CNPC is a controlling shareholder of our company. We enter into extensive transactions with CNPC and other members of the CNPC group, all of which constitute related party transactions for us. We also continue to carry out existing continuing transactions with other related parties in the year ended December 31, 2011.

One-off Related Party Transactions

Formation of a Joint Venture Company

On January 4, 2012, we and CNPC entered into a Capital Contribution Agreement with CNPC, pursuant to which the two parties agreed to set up a captive insurance company with a registered capital of RMB5 billion (approximately US$793.64 million). Upon completion of the Capital Contribution Agreement, the equity interests in such captive insurance company would be held as to 51% by CNPC and as to 49% by us according to our respective capital contributions. The proposed name of the joint venture company is CNPC Captive Insurance Company Limited, a joint stock limited company incorporated under the laws and regulations of the PRC. The final name of the joint venture company is subject to the registration by the local branch of the State Administration of Industry and Commerce. Subject to the approval of China Insurance Regulatory Commission, the joint venture company will be principally engaged in property insurance, liability insurance, credit insurance, guarantee insurance, short term health insurance, accident insurance, the reinsurance of those insurance businesses and the use of insurance funds permitted by relevant laws and regulations. The final scope of business is subject to the approval by China Insurance Regulatory Commission and the registration by the local branch of the State Administration of Industry and Commerce.

Disposal of Assets in Northeast Engineering Company

On August 25, 2011, we and CNPC entered into a disposal agreement, pursuant to which we agreed to sell to CNPC the assets of the Northeast Engineering Company. Upon completion of the disposal agreement, CNPC paid consideration in the sum of approximately RMB299.26 million to us, representing the value of the net assets of the Northeast Engineering Company as at April 30, 2011 and the change in the statement of equity interests from April 30, 2011 to the closing. This transaction has been completed as of the date of this report.

For other one-off related party transactions including our acquisition of the entire equity interests in South Oil Exploration and Development Co., Ltd., see Item 4 — “Information on the Company — Acquisitions”.

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

Our comprehensive products and services agreement and its supplemental agreements expired on December 31, 2008. On August 27, 2008, we and CNPC entered into a new comprehensive products and services agreement that incorporates the provisions from the previous agreements and became effective on January 1, 2009 for a period of three years, which expired on December 31, 2011. On August 25, 2011, we and CNPC further entered into a new comprehensive agreement with a term of three years commencing from January 1, 2012, while other terms and conditions remain unchanged.

On August 25, 2011, the company and CNPC entered into Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012.

The company and CNPC entered into the Buildings Leasing Agreement on March 10, 2000 and the Supplemental Buildings Leasing Agreement on September 26, 2002. On August 25, 2011, the company and CNPC entered into the Amendment to the Buildings Leasing Contract (the “Amendment”), pursuant to which the company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 734,316 square meters. The parties further agreed to adjust the average rental fees to RMB1,049 per square meter per year. The expiry date of the Amendment is the same as the Buildings Leasing Agreement. We and CNPC may adjust the area of building leased and the rental fees every three years as appropriate by reference to the status of our production and operations and the prevailing market price, but the adjusted rental fees shall not exceed the comparable fair market price.

As of December 31, 2011, the balance of the amount of our debts guaranteed by CNPC and its affiliates was RMB3,423 million.

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

Loans from Related Parties

As of December 31, 2011, we had unsecured short-term and long-term loans from CNPC and its affiliates in an aggregate amount of RMB130,961 million with an average annual interest rate of 4.60%.

Interests of Experts and Counsel

Not applicable.

ITEM 8 — FINANCIAL INFORMATION

Financial Statements

See pages F-1 to F-53 following Item 19.

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

A dividend of RMB0.16229 per share (inclusive of applicable taxes) for the six months ended June 30, 2011 were paid to the shareholders on October 21, 2011. The board of directors recommended that a final dividend of RMB0.16462 per share (inclusive of applicable taxes), which was calculated on the basis of the balance between 45% of our income for the year attributable to our shareholders under IFRS for the year ended December 31, 2011 and the interim dividend for the six months ended June 30, 2011, should be paid. The final dividend for the year ended December 31, 2011 is subject to the approval by the annual shareholders’ meeting to be held on May 23, 2012. The payment will be made to shareholders whose names appear on the register of the company at close of business on June 6, 2012.

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

As of December 31, 2011, there were 21,098,900,000 H Shares and 161,922,077,818 A Shares issued and outstanding. As of December 31, 2011, there were 316 registered holders of American depositary receipts evidencing 15,568,819 ADSs. The depositary of the ADSs is the Bank of New York.

The high and low closing sale prices of our A Shares on the Shanghai Stock Exchange, of H Shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for each year from 2007 through 2011 for each quarter from 2010 to 2012 (up to the end of the first quarter of 2012), and for each month from December 2011 to April 2012 (through April 20, 2012) are set forth below.

	Price Per H Share		Price Per ADS		Price Per A Share
	HK$		US$		RMB
	High	Low	High	Low	High	Low
Annual Data
2007	19.90	8.57	263.70	109.55	43.96	29.24
2008	14.24	4.25	182.12	57.25	31.31	9.95
2009	10.48	5.10	133.65	64.09	16.38	10.02
2010	10.50	7.97	136.45	101.92	14.28	9.94
2011	12.50	8.59	158.83	111.29	12.41	9.35
Quarterly Data
2010
First quarter	10.18	8.25	130.51	106.30	14.28	12.65
Second quarter	9.55	7.97	122.67	101.92	13.23	10.25
Third quarter	9.12	8.44	117.73	108.22	10.76	9.94
Fourth quarter	10.50	9.39	136.45	120.44	12.74	10.47
2011
First quarter	11.78	10.14	152.25	130.41	12.10	11.02
Second quarter	12.34	10.32	156.44	132.22	12.18	10.66
Third quarter	11.78	9.03	149.86	112.49	11.06	9.57
Fourth quarter	10.62	8.99	136.00	114.42	10.19	9.46
Monthly Data
2011
December	10.10	8.99	129.88	114.42	9.83	9.51
2012
January	11.54	10.10	148.86	131.38	10.32	9.75
February	11.86	11.40	153.23	146.63	10.60	10.09
March	11.76	10.74	152.86	137.74	10.59	9.69
April (through April 20, 2012)	11.44	10.70	146.25	137.26	9.95	9.62

The closing prices per A Share, per H Share and per ADS on April 20, 2012 were RMB9.95, HK$11.40 and US$146.18, respectively.

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

Foreign Exchange Controls

The Renminbi currently is not a freely convertible currency. We receive most of our revenues in Renminbi. A portion of our Renminbi revenues must be converted into other currencies to meet our foreign currency obligations, including:

•	debt service on foreign currency-denominated debt;

•	external capital expenditures and equity investment;

•	purchases of imported equipment and materials; and

•	payment of any dividends declared in respect of the H Shares.

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

Taxation

The following discussion addresses the main PRC and United States tax consequences of ownership of H Shares or ADSs purchased held by the investor as capital assets.

PRC Taxation

Dividends and Individual Investors

Pursuant to the Individual Income Tax Law of the PRC, all foreign individuals are subject to a 20% withholding tax on dividends paid by a PRC company on its shares listed overseas, or Overseas Shares, unless specifically exempt by the financial authority of the State Council of the PRC. However, pursuant to the Notice on the Collection of Individual Income Tax after the Abolishment of Guoshuifa [1993] No. 045, or Circular 34, issued by the State General Administration of Taxation of the PRC on June 28, 2011, foreign individual shareholders holding H shares, or Individual H Shareholders, in a PRC company listed in Hong Kong may be subject to different levels of withholding taxes on dividends based on the tax treaties of their home countries with China. Individual H Shareholders, who are residents of Hong Kong or Macau or who enjoy a 10% tax rate on dividends based on the tax treaties of their home countries with China, are subject to a withholding tax rate of 10% in respect of the H-share dividends they receive. For those Individual H Shareholders whose home countries have tax treaties with China prescribing a tax rate on dividends lower than 10%, the PRC company, whose shares are held by such Individual H Shareholders, need to apply for such tax treatment under relevant PRC taxation regulation on behalf of the Individual H Shareholders in order for them to enjoy such tax treatment. For Individual H Shareholders whose home countries have tax treaties with China prescribing a tax rate on dividends between 10% and 20%, the PRC company, whose shares are held by such Individual H Shareholders, shall withhold the individual income tax at the agreed-upon tax rate. For Individual H Shareholders whose home countries have no tax treaties with China or whose home countries have tax treaties with China prescribing a tax rate on dividends higher than 20%, the PRC company shall withhold the tax at a rate of 20%.

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

Capital Gains

The Individual Income Tax Law of the PRC provides for a capital gain tax of 20% on individuals. The Provisions for Implementing the Individual Income Tax Law of the PRC provides that the measures to levy individual income tax on the gains realized on the sale of shares will be made in the future by the Ministry of Finance and subject to the approval of the State Council. However, the Ministry of Finance has not by far promulgated a specific taxation method to levy tax on the capital gains realized by individual holders of H Shares or ADSs from sale of shares. If in the future such specific taxation method is promulgated, an individual holder of H Shares or ADSs may be subject to a 20% tax on capital gains under the Individual Income Tax Law of the PRC as amended from time to time, unless exempted or reduced by an applicable double taxation treaty or relevant PRC law or regulation.

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

•

a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, or any state thereof or the District of Columbia;

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

In general, if you hold American depositary receipts evidencing ADSs, you will be treated as owner of the H Shares represented by the ADSs. The following discussion assumes that we are not a passive foreign investment company, or PFIC, as discussed under “PFIC Rules” below.

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

We believe that we did not meet either of the PFIC tests in the taxable year that ended December 31, 2011 and believe that we will not meet either of the PFIC tests in current or subsequent taxable years and therefore will not be treated as a PFIC for such periods. However, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

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

Interest Rate Risk

Our interest risk exposure arises from changing interest rates. The tables below provide information about our financial instruments including various debt obligations that are sensitive to changes in interest rates. The tables present principal cash flows and related weighted-average interest rates at expected maturity dates. Weighted-average variable rates are based on effective rates as of December 31, 2009, 2010 and 2011. The information is presented in Renminbi equivalents, our reporting currency.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi. However, a portion of our RMB revenues are converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported equipment, crude oil and other materials. Foreign currency payments for imported equipment represented 5.0%, 7.3% and 2.5% of our total payments for equipment in 2009, 2010 and 2011, respectively. Foreign currency payments for other imported materials represented 1.4%, 1.0% and 0.83% of our total payments for materials in 2009, 2010 and 2011, respectively.

The Renminbi is not a freely convertible currency. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

The tables below provide information about our financial instruments including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The tables below summarize such information by presenting principal cash flows and related weighted-average interest rates at expected maturity dates in RMB equivalents, using the exchange rates in effect as of December 31, 2009, 2010 and 2011, respectively.

December 31, 2011

	Expected Maturity Date							Percentage to Total Long-Term Debt	Fair Value
	2012	2013	2014	2015	2016	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	4	29	40,005	20,006	13,080	4	73,128	33.46%	72,215
Average interest rate	4.52%	4.73%	5.26%	4.05%	4.25%	4.35%	—	—	—
Variable Rate Loan Amount	5,183	6,566	7,031	4	4	6,006	24,794	11.34%	24,794
Average interest rate	5.13%	4.55%	5.74%	2.55%	2.55%	5.44%	—	—	—
Loans in Euros
Fixed Rate Loan Amount	37	34	33	33	23	63	223	0.10%	222
Average interest rate	2.61%	2.64%	2.64%	2.64%	2.11%	0.87%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in United States Dollars
Fixed Rate Loan Amount	33	35	35	649	35	320	1,107	0.51%	1,180
Average interest rate	1.48%	1.43%	1.43%	4.32%	1.43%	1.77%	—	—	—
Variable Rate Loan Amount	2,592	3,321	8,512	1,260	252	2,481	18,418	8.43%	18,419
Average interest rate	2.83%	2.47%	2.38%	2.53%	3.58%	0.89%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	22	22	23	22	22	82	193	0.09%	209
Average interest rate	2.46%	2.46%	2.46%	2.46%	2.46%	2.42%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	2,936	—	—	—	—	2,936	1.34%	2,936
Average interest rate	—	1.79%	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	247	247	0.11%	241
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	—	1,500	—	—	—	—	1,500	0.69%	1,476
Average interest rate	—	4.11%	—	—	—	—	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	30,000	—	15,000	40,000	—	11,000	96,000	43.93%	93,637
Average interest rate	2.49%	—	3.35%	3.97%	—	4.60%	—	—	—
Total	37,871	14,443	70,639	61,974	13,416	20,203	218,546	100.00%	215,329

December 31, 2010

	Expected Maturity Date							Percentage to Total Long-Term Debt	Fair Value
	2011	2012	2013	2014	2015	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	8	5,555	771	6	6	84	6,430	4.71%	6,190
Average interest rate	3.54%	4.32%	4.37%	2.55%	4.04%	2.55%	—	—	—
Variable Rate Loan Amount	101	204	5,155	11	7	6,054	11,532	8.45%	11,532
Average interest rate	5.42%	4.69%	4.32%	5.06%	2.55%	4.75%	—	—	—
Loans in Euros
Fixed Rate Loan Amount	42	38	29	25	25	128	287	0.21%	51
Average interest rate	1.33%	1.17%	1.19%	1.36%	1.34%	1.42%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in United States Dollars
Fixed Rate Loan Amount	35	36	36	36	857	333	1,333	0.98%	1,283
Average interest rate	1.48%	1.43%	1.43%	1.43%	4.20%	1.36%	—	—	—
Variable Rate Loan Amount	2,719	1,201	539	6,626	—	2,646	13,731	10.06%	13,730
Average interest rate	1.10%	2.73%	1.65%	1.31%	—	1.01%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	22	22	22	22	22	105	215	0.16%	—
Average interest rate	2.46%	2.46%	2.46%	2.46%	2.46%	2.43%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	2,977	—	—	—	2,977	2.18%	2,977
Average interest rate	—	—	2.08%	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	166	—	—	—	—	274	440	0.32%	426
Average interest rate	9.50%	—	—	—	—	3.00%	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	2,000	—	1,500	—	—	—	3,500	2.57%	3,516
Average interest rate	3.76%	—	4.11%	—	—	—	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	—	30,000	—	15,000	40,000	11,000	96,000	70.36%	94,237
Average interest rate	—	2.49%	—	3.35%	3.97%	4.60%	—	—	—
Total	5,093	37,056	11,029	21,726	40,917	20,624	136,445	100.00%	133,942

December 31, 2009

	Expected Maturity Date							Percentage to Total Long-Term Debt	Fair Value
	2010	2011	2012	2013	2014	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	233	221	5,560	—	—	26	6,040	6.06%	5,824
Average interest rate	4.64%	4.78%	4.32%	—	—	2.91%	—	—	—
Variable Rate Loan Amount	11,306	135	68	33	552	6,045	18,139	18.19%	18,139
Average interest rate	4.90%	5.38%	5.33%	5.40%	6.03%	3.70%	—	—	—
Loans in Euros
Fixed Rate Loan Amount	16	16	16	16	15	113	192	0.19%	65
Average interest rate	2.12%	2.12%	2.12%	2.12%	2.12%	2.11%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in United States Dollars
Fixed Rate Loan Amount	37	37	37	37	37	1,225	1,410	1.41%	1,517
Average interest rate	1.43%	1.43%	1.43%	1.43%	1.43%	5.95%	—	—	—
Variable Rate Loan Amount	2,456	9,632	1,580	83	8,287	2,735	24,733	24.85%	24,733
Average interest rate	1.00%	1.95%	2.54%	1.91%	1.80%	1.72%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	10	—	—	—	—	—	10	0.01%	10
Average interest rate	2.42%	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	171	171	—	—	—	294	636	0.64%	630
Average interest rate	9.50%	9.50%	—	—	—	3.00%	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	—	2,000	—	1,500	—	—	3,500	3.51%	3,516
Average interest rate	—	3.76%	—	4.11%	—	—	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	—	—	30,000	—	15,000	—	45,000	45.14%	43,587
Average interest rate	—	—	2.49%	—	3.35%	—	—	—	—
Total	14,229	12,212	37,261	1,669	23,891	10,438	99,700	100.00%	98,061

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

Fees and Payments from the Depositary to Us

From January 1, 2011 to December 31, 2011, we received from the depositary a reimbursement of US$156,814.47, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs. In addition, the depositary has agreed to reimburse us certain amount per year of the facility, including but not limited to, investor relations expenses or any other American depositary receipts program related expenses. The amount of such reimbursements is subject to certain limits.

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

Management’s Report on Internal Control over Financial Reporting

Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our company’s management, including our principal executive officer and principal financial officer, our company evaluated the effectiveness of the its internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our company’s management has concluded that its internal control over financial reporting was effective as of December 31, 2011.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of our company’s internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), our company’s independent registered public accountants, as stated in its report attached hereto.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2011, there were no changes in the company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting.

ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee is composed of three non-executive independent directors, Messrs. Franco Bernabè, Mr. Cui Junhui, and Mr. Chen Zhiwu, and one non-executive director, Mr. Wang Guoliang. See “Item 6 — Directors, Senior Management and Employees — Board Practices — Audit Committee”. Mr. Cui Junhui, our non-executive independent director has been confirmed as a “financial expert,” as defined in Item 16A of Form 20-F.

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

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) has served as PetroChina’s independent registered public accountants for each of the fiscal years in the three-year period ended December 31, 2011, for which audited financial statements appear in this annual report on Form 20-F. The auditors are elected annually at the annual general meeting of PetroChina.

The offices of PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) are located at Prince’s Building, 22nd Floor, Central, Hong Kong.

The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) to PetroChina for each of the years ended December 31, 2010 and 2011.

	December 31,
	2010	2011
	RMB	RMB
	(In millions)
Audit fees	74	70
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

Total	74	70

Audit fees consist of fees billed for the annual audit services and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit, statutory audits, and assistance with and review of documents filed with SEC.

Tax fees include fees billed for tax compliance services and the aggregate fees are less than RMB1 million for each of years ended December 31, 2010 and 2011.

Audit Committee Pre-approved Policies and Procedures

Currently, all audit services to be provided by our independent registered public accountants, PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), must be approved by our audit committee.

During 2011, services relating to all non-audit-related fees provided to us by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) were approved by our audit committee in accordance with the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

Director Independence

Under the NYSE corporate governance rule 303A.01, a listed company must have a majority of independent directors on its board of directors. A company of which more than 50% of the voting power is held by an individual, a group or another company, or a controlled company, is not required to comply with this requirement. We are not required under the PRC Company Law and the HKSE Listing Rules to have a majority of independent directors on our board of directors. As of December 31, 2011, five of our thirteen directors were independent non-executive directors.

Under the NYSE corporate governance rule 303A.03, the non-management directors of a listed company must meet at regularly scheduled executive sessions without management. There are no mandatory requirements under the PRC Company Law and the HKSE Listing Rules that a listed company should hold, and we currently do not hold, such executive sessions.

Nominating/Corporate Governance Committee

Under the NYSE corporate governance rule 303A.04, a listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties, but a controlled company is not required to comply with this requirement. The Corporate Governance Code recently amended by the Stock Exchange of Hong Kong provides that issuers shall establish a nominating committee, and a majority of which should be independent non-executive directors and the chairman shall be served by an independent non-executive director or the board chairman. We are not required under the PRC Company Law and the HKSE Listing Rules to have, and we do not currently have, a nominating/corporate governance committee.

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

ITEM 16H — MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18 — FINANCIAL STATEMENTS

See page F-1 to F-53 following Item 19.

ITEM 19 — EXHIBITS

(a)	See Item 18 for a list of the financial statements as part of this annual report.

(b)	Exhibits to this annual report.

Exhibit Number	Description of Exhibits
1.1	Articles of Association (as amended) (English translation)(3)

1.2	Articles of Association (as amended on May 15, 2008) (English translation)(3)

4.1	Form of Non-competition Agreement between CNPC and PetroChina (together with English translation)(1)

4.2	Form of Comprehensive Products and Services Agreement between CNPC and PetroChina (together with English translation)(1)

4.3	Form of Land Use Rights Leasing Contract between CNPC and PetroChina (together with English translation)(1)

4.4	Form of Buildings Leasing Contract between CNPC and PetroChina (together with English translation)(1)

4.5	Form of Trademark Licensing Contract between CNPC and PetroChina (together with English translation)(1)

4.6	Form of Patent and Know-how Licensing Contract between CNPC and PetroChina (together with English translation)(1)

4.7	Form of Computer Software Licensing Contract between CNPC and PetroChina (together with English translation)(1)

4.8	Form of Contract for Transfer of Rights under Production Sharing Contracts between CNPC and PetroChina (together with English translation)(1)

4.9	Form of Guarantee of Debts Contract between CNPC and PetroChina (together with English translation)(1)

4.10	Form of Contract for the Supervision of Certain Sales Enterprises between CNPC and PetroChina (together with English translation)(1)

4.11	Form of Agreement for Transfer of Rights and Interests under the Crude Oil Premium and Discount Calculation Agreement between China Petrochemical Corporation, CNPC and PetroChina (together with English translation)(1)

Exhibit Number	Description of Exhibits
4.12	Form of Agreement for the Transfer of Rights and Interests under the Retainer Contracts relating to Oil Exploration and Exploitation in Lengjiapu Area, Liaohe Oil Region and No. 9.1-9.5 Areas, Karamay Oil Field (together with English translation)(1)

4.13	Annual Crude Oil Mutual Supply Framework Agreement, dated December 2012, between China Petroleum and Chemical Corporation and PetroChina (English translation)

4.14	Supplemental Agreement to the Land Use Rights Leasing Contract, dated August 25, 2011, between CNPC and PetroChina (English translation)

4.15	Amended Buildings Leasing Contract, dated August 25, 2011, between CNPC and PetroChina (English translation)

4.16	Equity Transfer Agreement, dated October 27, 2011, among PetroChina, CNPC Exploration and Development Company Limited and CNPC Central Asia Petroleum Company Limited (English translation)

4.17	Equity Transfer Agreement, dated August 25, 2011 between the Company and CNPC in respect of the Disposal by PetroChina of Northeast Engineering Company to CNPC (English translation)

8.1	List of major subsidiaries

11.1	Code of Ethics for Senior Management(2)

11.2	Code of Ethics for Employees(2)

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Reserve Report for the year ended on December 31, 2011 prepared by DeGolyer and MacNaughton

15.2	Reserve Report for the year ended on December 31, 2011 prepared by Gaffney, Cline & Associates (Consultants) Pte Ltd.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11566) filed with the Commission, as declared effective on March 29, 2000.
(2)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-15006) filed with the Commission.
(3)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 1-15006) filed with the Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROCHINA COMPANY LIMITED

/s/ Li Hualin
Name: Li Hualin
Title: Secretary to Board of Directors

Date: April 26, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of PetroChina Company Limited:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statement of comprehensive income, of changes in equity and of cash flows (“consolidated financial statements”) present fairly, in all material respects, the financial position of PetroChina Company Limited (the “company”) and its subsidiaries (collectively referred to as the “Group”) at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Report on Internal Control Over Financial Reporting appearing under item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/  PricewaterhouseCoopers

Hong Kong, April 26, 2012

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2011, 2010 and 2009

	Notes	2011	2010	2009
		RMB	RMB	RMB
		(Amounts in millions)
TURNOVER	6	2,003,843	1,465,415	1,019,275

OPERATING EXPENSES
Purchases, services and other		(1,227,533)	(795,525)	(492,472)
Employee compensation costs	8	(97,162)	(83,304)	(65,977)
Exploration expenses, including exploratory dry holes		(23,908)	(22,963)	(19,398)
Depreciation, depletion and amortisation		(138,073)	(113,209)	(92,259)
Selling, general and administrative expenses		(69,969)	(74,239)	(65,423)
Taxes other than income taxes	9	(266,343)	(184,209)	(135,465)
Other income/ (expenses), net		1,606	(4,189)	(4,837)

TOTAL OPERATING EXPENSES		(1,821,382)	(1,277,638)	(875,831)

PROFIT FROM OPERATIONS		182,461	187,777	143,444

FINANCE COSTS
Exchange gain		2,662	1,685	552
Exchange loss		(3,598)	(2,857)	(1,335)
Interest income		2,674	1,983	1,459
Interest expense	10	(10,886)	(6,321)	(5,272)

TOTAL NET FINANCE COSTS		(9,148)	(5,510)	(4,596)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES	17	10,902	7,038	1,184

PROFIT BEFORE INCOME TAX EXPENSE	7	184,215	189,305	140,032
INCOME TAX EXPENSE	12	(38,256)	(38,513)	(33,473)

PROFIT FOR THE YEAR		145,959	150,792	106,559

OTHER COMPREHENSIVE INCOME
Currency translation differences		(5,408)	2,687	(3,500)
Fair value (loss)/ gain from available-for-sale financial assets		(15)	114	191
Income tax relating to components of other comprehensive (loss)/ income		17	(5)	(38)

OTHER COMPREHENSIVE (LOSS)/ INCOME, NET OF TAX		(5,406)	2,796	(3,347)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		140,553	153,588	103,212

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		132,961	139,992	103,387
Non-controlling interests		12,998	10,800	3,172

		145,959	150,792	106,559

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		129,055	143,186	102,067
Non-controlling interests		11,498	10,402	1,145

		140,553	153,588	103,212

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	14	0.73	0.76	0.56

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2011 and 2010

	Notes	2011	2010
		RMB	RMB
		(Amounts in millions)
NON-CURRENT ASSETS
Property, plant and equipment	16	1,372,007	1,238,599
Investments in associates and jointly controlled entities	17	70,739	64,137
Available-for-sale financial assets	18	1,832	1,979
Advance operating lease payments	20	48,229	36,155
Intangible and other non-current assets	21	38,854	25,453
Deferred tax assets	31	505	284
Time deposits with maturities over one year		2,709	3,488

TOTAL NON-CURRENT ASSETS		1,534,875	1,370,095

CURRENT ASSETS
Inventories	22	182,253	134,888
Accounts receivable	23	53,822	45,005
Prepaid expenses and other current assets	24	72,358	51,822
Notes receivable	25	12,688	5,955
Time deposits with maturities over three months but within one year		418	3,013
Cash and cash equivalents	26	61,172	45,709

TOTAL CURRENT ASSETS		382,711	286,392

CURRENT LIABILITIES
Accounts payable and accrued liabilities	27	302,600	270,191
Income taxes payable		18,310	22,169
Other taxes payable		101,430	35,108
Short-term borrowings	28	137,698	102,268

TOTAL CURRENT LIABILITIES		560,038	429,736

NET CURRENT LIABILITIES		(177,327)	(143,344)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,357,548	1,226,751

EQUITY
Equity attributable to owners of the Company:
Share capital	29	183,021	183,021
Retained earnings		556,717	499,288
Reserves	30	263,007	256,617

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,002,745	938,926
Non-controlling interests		79,801	71,203

TOTAL EQUITY		1,082,546	1,010,129

NON-CURRENT LIABILITIES
Long-term borrowings	28	180,675	131,352
Asset retirement obligations	32	68,702	60,364
Deferred tax liabilities	31	20,749	21,515
Other long-term obligations		4,876	3,391

TOTAL NON-CURRENT LIABILITIES		275,002	216,622

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,357,548	1,226,751

The accompanying notes are an integral part of these financial statements.

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2011, 2010 and 2009

	2011	2010	2009
	RMB	RMB	RMB
	(Amounts in millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the year	145,959	150,792	106,559
Adjustments for:
Income tax expense	38,256	38,513	33,473
Depreciation, depletion and amortisation	138,073	113,209	92,259
Capitalised exploratory costs charged to expense	12,302	10,714	10,019
Share of profit of associates and jointly controlled entities	(10,902)	(7,038)	(1,184)
Reversal of provision for impairment of receivables, net	(137)	(174)	(123)
Write down in inventories, net	478	197	354
Impairment of available-for-sale financial assets	—	4	2
Impairment of investments in associates and jointly controlled entities	—	—	8
Loss on disposal of property, plant and equipment	3,047	2,822	1,642
Loss/ (gain) on disposal of intangible and other assets	67	(6)	10
Loss/(gain) on disposal of investments in associates and jointly controlled entities	3	3	(33)
Gain on disposal of available-for-sale financial assets	(8)	(8)	(4)
Loss/(gain) on disposal of subsidiaries	20	23	(22)
Dividend income	(213)	(165)	(177)
Interest income	(2,674)	(1,983)	(1,459)
Interest expense	10,886	6,321	5,272
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	(36,793)	(10,105)	16,240
Inventories	(39,942)	(20,004)	(20,044)
Accounts payable and accrued liabilities	78,112	61,850	41,637

CASH FLOWS GENERATED FROM OPERATIONS	336,534	344,965	284,429
Income taxes paid	(46,379)	(26,169)	(16,412)

NET CASH FLOWS FROM OPERATING ACTIVITIES	290,155	318,796	268,017

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS — (Continued)

For the Year Ended December 31, 2011, 2010 and 2009

	2011	2010	2009
	RMB	RMB	RMB
	(Amounts in millions)
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(267,975)	(259,120)	(257,562)
Acquisition of investments in associates and jointly controlled entities	(5,931)	(32,052)	(1,487)
Acquisition of available-for-sale financial assets	(77)	(73)	(111)
Advance payments on long-term operating leases	(14,914)	(8,110)	(6,045)
Acquisition of intangible assets and other non-current assets	(5,568)	(5,062)	(3,505)
Purchase of non-controlling interests	(713)	(411)	(533)
Acquisition of subsidiaries	(2,995)	(1,389)	(16,451)
Proceeds from disposal of property, plant and equipment	802	722	4,053
Proceeds from disposal of investments in associates and jointly controlled entities	45	136	139
Proceeds from disposal of subsidiaries	356	2,082	60
Proceeds from disposal of available-for-sale financial assets	21	76	136
Proceeds from disposal of intangible and other non-current assets	35	127	26
Interest received	2,526	1,938	1,425
Dividends received	7,532	7,065	783
Decrease/ (increase) in time deposits with maturities over three months	3,218	(5,231)	11,574

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(283,638)	(299,302)	(267,498)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(366,561)	(227,677)	(113,212)
Repayments of long-term borrowings	(18,276)	(43,855)	(7,947)
Interest paid	(11,497)	(6,746)	(5,238)
Dividends paid to non-controlling interests	(3,633)	(2,955)	(2,425)
Dividends paid to owners of the Company	(63,300)	(53,198)	(50,092)
Increase in short-term borrowings	369,749	190,194	157,576
Increase in long-term borrowings	101,323	80,828	67,880
Capital contribution from non-controlling interests	2,522	5,118	7,098
Capital reduction of subsidiaries	(1,239)	(2,368)	(671)
Increase/ (decrease) in other long-term obligations	171	(285)	108

NET CASH FLOWS FROM/ (USED FOR) FINANCING ACTIVITIES	9,259	(60,944)	53,077

TRANSLATION OF FOREIGN CURRENCY	(313)	234	179

Increase/ (decrease) in cash and cash equivalents	15,463	(41,216)	53,775
Cash and cash equivalents at beginning of the year	45,709	86,925	33,150

Cash and cash equivalents at end of the year	61,172	45,709	86,925

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2011, 2010 and 2009

	Attributable to owners of the Company				Non- controlling interests	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB
	(Amounts in millions)
Balance at January 1, 2009	183,021	378,473	229,416	790,910	56,930	847,840

Total comprehensive income/(loss) for the year ended December 31, 2009	—	103,387	(1,320)	102,067	1,145	103,212
Special Reserve-Safety Fund Reserve	—	2,280	1,325	3,605	3	3,608
Transfer to reserves	—	(9,981)	9,981	—	—	—
Dividends	—	(50,092)	—	(50,092)	(2,358)	(52,450)
Acquisition of subsidiaries	—	—	(248)	(248)	590	342
Purchase of non-controlling interests in subsidiaries	—	—	(179)	(179)	(354)	(533)
Capital contribution from non-controlling interests	—	—	1,158	1,158	5,940	7,098
Capital reduction of a subsidiary	—	—	—	—	(1,354)	(1,354)
Other	—	—	2	2	(64)	(62)

Balance at December 31, 2009	183,021	424,067	240,135	847,223	60,478	907,701

Total comprehensive income for the year ended December 31, 2010	—	139,992	3,194	143,186	10,402	153,588
Special Reserve-Safety Fund Reserve	—	1,016	416	1,432	17	1,449
Transfer to reserves	—	(13,190)	13,190	—	—	—
Dividends	—	(53,198)	—	(53,198)	(2,995)	(56,193)
Acquisition of subsidiaries	—	—	(572)	(572)	967	395
Purchase of non-controlling interests in subsidiaries	—	—	(87)	(87)	(324)	(411)
Capital contribution from non-controlling interests	—	—	3	3	5,115	5,118
Capital reduction of a subsidiary	—	—	—	—	(2,368)	(2,368)
Disposal of subsidiaries	—	—	—	—	(47)	(47)
Other	—	601	338	939	(42)	897

Balance at December 31, 2010	183,021	499,288	256,617	938,926	71,203	1,010,129

Total comprehensive income/ (loss) for the year ended December 31, 2011	—	132,961	(3,906)	129,055	11,498	140,553
Special Reserve-Safety Fund Reserve	—	416	616	1,032	(6)	1,026
Transfer to reserves	—	(12,643)	12,643	—	—	—
Dividends	—	(63,300)	—	(63,300)	(5,894)	(69,194)
Acquisition of subsidiaries	—	—	—	—	166	166
Transaction with non-controlling interests in subsidiaries (Note 19)	—	—	(2,904)	(2,904)	(1,134)	(4,038)
Capital contribution from non-controlling interests	—	—	—	—	5,280	5,280
Capital reduction of a subsidiary	—	—	—	—	(1,239)	(1,239)
Disposal of subsidiaries	—	—	—	—	(43)	(43)
Other	—	(5)	(59)	(64)	(30)	(94)

Balance at December 31, 2011	183,021	556,717	263,007	1,002,745	79,801	1,082,546

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

A subsidiary is consolidated from the date on which control is transferred to the Group and is no longer consolidated from the date that control ceases. The acquisition method of accounting is used to account for the acquisition of subsidiaries except for business combinations under common control. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by- acquisition basis, the Group recognises any non-controlling interests in the acquiree either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s net assets.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

The excess of the consideration transferred, the amount of any non-controlling interests in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive income.

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

Under this method of accounting, the Group’s share of the post-acquisition profits or losses of associates is recognised in the consolidated profit or loss and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amounts of the investments. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

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

For purposes of the presentation of the Company’s statement of financial position, investments in associates are accounted for at cost less impairment.

A listing of the Group’s principal associates is shown in Note 17.

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

For purposes of the presentation of the Company’s statement of financial position, investments in jointly controlled entities are accounted for at cost less impairment.

A listing of the Group’s principal jointly controlled entities is shown in Note 17.

(d) Transactions with non-controlling interests

Transactions with non-controlling interests are treated as transactions with owners in their capacity as owners of the Group. Gains and losses resulting from disposals to non-controlling interests are recorded in equity. The differences between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired resulting from the purchase of non-controlling interests, are recorded in equity.

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

The Group uses the following useful lives for depreciation purposes:

Buildings	8 – 40 years
Equipment and Machinery	4 – 30 years
Motor vehicles	4 – 14 years
Other	5 – 12 years

No depreciation is provided on construction in progress until the assets are completed and ready for use.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Property, plant and equipment, including oil and gas properties (Note 3(g)), are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of a cash generating unit exceeds the higher of its fair value less costs to sell and its value in use. Value in use is the estimated net present value of future cash flows to be derived from the cash generating unit.

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

(g) Oil and gas properties

The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalised. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalised pending determination of whether the wells find proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

estimate or probabilistic estimate. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by the proved oil and gas reserve report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

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

(h) Intangible assets

Expenditures on acquired patents, trademarks, technical know-how and licenses are capitalised at historical cost and amortised using the straight-line method over their estimated useful lives. Intangible assets are not subsequently revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount and is recognised in the consolidated profit or loss. The recoverable amount is measured as the higher of fair value less costs to sell and value in use. Value in use is the estimated net present value of future cash flows to be derived from the asset.

Goodwill arises on the acquisition of subsidiaries, associates and joint ventures and represents the excess of the consideration transferred over the interest in net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the amount of any non-controlling interests in the acquiree.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognised immediately as an expense and is not subsequently reversed.

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

Classification

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

(iii) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current.

Recognition and measurement

Regular purchases and sales of financial assets are recognised on the trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Available-for-sale financial assets are measured at fair value except where there are no quoted market prices in active markets and the fair values cannot be reliably measured using valuation techniques. Available-for-sale financial assets that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are carried at cost. Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognised in other comprehensive income. Financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘other income/ (expenses), net’ in the period in which they arise.

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the available-for-sale financial asset and the present value of the estimated cash flows.

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

(o) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective interest method. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the consolidated profit or loss over the period of the borrowings.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

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

The Group also incurs various other taxes and levies that are not income taxes. “Taxes other than income taxes”, which form part of operating expenses, primarily comprise a crude oil special gain levy (Note 9), consumption tax (Note 9), resource tax (Note 9), urban construction tax, education surcharges and business tax.

(q) Revenue recognition

Sales are recognised upon delivery of products and customer acceptance or performance of services, net of value added taxes and discounts. Revenues are recognised only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods in the ordinary course of the Group’s activities, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably and collectability of the related receivables is reasonably assured.

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

(t) Retirement benefit plans

The Group contributes to various employee retirement benefit plans organised by PRC municipal and provincial governments under which it is required to make monthly contributions to these plans at prescribed rates for its employees in China. The relevant PRC municipal and provincial governments undertake to assume the retirement benefit obligations of existing and future retired employees of the Group in China. The Group has similar retirement benefit plans for its employees in its overseas operations. Contributions to these PRC and overseas plans(“defined contribution plan”) are charged to expense as incurred. In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred. The Group currently has no additional material obligations outstanding for the payment of retirement and other post-retirement benefits of employees in the PRC or overseas other than what described above.

(u) New accounting developments

(i) New and amended standards adopted by the Group

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning 1 January 2011:

IAS 24 (Revised), “Related Party Disclosures”. The Group has applied it from January 1, 2011 (Note 37), and had early adopted the partial exemption in paragraphs 25-27 for government-related entities from January 1, 2009. The revised standard did not have any significant impact on the consolidated financial statements.

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

The following relevant IFRSs, amendments to existing IFRSs and interpretation of IFRS have been published and are mandatory for accounting periods beginning on or after January 1, 2012 or later periods and have not been early adopted by the Group:

IFRS 9, “Financial instruments” is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortised cost and fair value. The basis of classification depends on the entity’s business

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. The Group is currently evaluating the full impact of IFRS 9 and intends to adopt IFRS 9 no later than the accounting period beginning on or after 1 January 2015.

IFRS 10, “Consolidated financial statements” builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Group is currently evaluating the full impact of IFRS 10 and intends to adopt IFRS 10 no later than the accounting period beginning on or after 1 January 2013.

IFRS 11, “Joint arrangements” is a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed. The Group is currently evaluating the full impact of IFRS 11 and intends to adopt IFRS 11 no later than the accounting period beginning on or after 1 January 2013.

IFRS 12, “Disclosures of interests in other entities” includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Group is currently evaluating the full impact of IFRS 12 and intends to adopt IFRS 12 no later than the accounting period beginning on or after 1 January 2013.

IFRS 13, “Fair value measurement” aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The Group is currently evaluating the full impact of IFRS 13 and intends to adopt IFRS 13 no later than the accounting period beginning on or after 1 January 2013.

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

(i) Foreign exchange risk

The Group conducts its domestic business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognised assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk.

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

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings/ (interest-bearing borrowings + total equity). The gearing ratio at December 31, 2011 is 22.7% (December 31, 2010: 18.8%).

4.3 Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2011, 2010 and 2009 are disclosed in the respective accounting policies.

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

(a) Estimation of oil and natural gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

(b) Estimation of impairment of property, plant and equipment

Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired.

(c) Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amount of the provision recognised is the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

6  TURNOVER

Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas. Analysis of turnover by segment is shown in Note 38.

7  PROFIT BEFORE INCOME TAX EXPENSE

	2011	2010	2009
	RMB	RMB	RMB
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	213	165	177
Reversal of provision for impairment of receivables	164	210	240
Reversal of write down in inventories	127	42	23
Government grants(i)	6,734	1,599	1,097

Charged
Amortisation of intangible and other assets	2,742	2,318	2,153
Auditors’ remuneration	70	74	80
Cost of inventories recognised as expense	1,401,376	947,246	613,702
Provision for impairment of receivables	27	36	117
Loss on disposal of property, plant and equipment	3,047	2,822	1,642
Operating lease expenses	9,262	7,803	7,367
Research and development expenses	13,224	11,840	9,887
Write down in inventories	605	239	377

(i)	Comprises proportionate refund of import value-added tax relating to the import of natural gas (including liquefied natural gas) provided by the PRC government. This value-added tax refund is applicable from January 1, 2011 to December 31, 2020 and available when the import prices of the natural gas and liquefied natural gas imported under any State-sanctioned pipelines are higher than their prescribed selling prices.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

8  EMPLOYEE COMPENSATION COSTS

	2011	2010	2009
	RMB	RMB	RMB
Wages, salaries and allowances	64,526	56,284	44,202
Social security costs	32,636	27,020	21,775

	97,162	83,304	65,977

Social security costs mainly represent contributions to plans for staff welfare organised by the PRC municipal and provincial governments and others including contributions to the retirement benefit plans (Note 33).

9  TAXES OTHER THAN INCOME TAXES

	2011	2010	2009
	RMB	RMB	RMB
Crude oil special gain levy	102,458	52,172	20,020
Consumption taxes	98,795	89,670	82,429
Resource tax	19,784	9,796	6,336
Other	45,306	32,571	26,680

	266,343	184,209	135,465

In accordance with PRC new tax rules and regulations, the threshold above which crude oil special gain levy will be imposed (with the five-level progressive tax rates varying from 20% to 40% remaining) was raised from US$ 40 per barrel to US$ 55 per barrel. Resource tax on domestic sales of crude oil and natural gas, assessed based on value instead of volume (with rates from 5% to 10% and the resource tax rate applicable to the Group up to 5%), was implemented nationally. Both changes in tax regulations were effective from November 1, 2011.

10  INTEREST EXPENSE

	2011	2010	2009
	RMB	RMB	RMB
Interest on
Bank loans
— wholly repayable within five years	2,286	1,797	1,339
— not wholly repayable within five years	65	15	90
Other loans
— wholly repayable within five years	7,436	4,721	4,624
— not wholly repayable within five years	1,786	1,298	477
Accretion expense (Note 32)	3,272	2,382	1,943
Less: Amounts capitalised	(3,959)	(3,892)	(3,201)

	10,886	6,321	5,272

Amounts capitalised are borrowing costs that are attributable to the construction of a qualifying asset. The average interest rate used to capitalise such general borrowing cost ranged from 5.364% to 6.210% per annum for the year ended December 31, 2011.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

11  EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of directors and supervisors for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011				2010	2009
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Chairman:
Mr. Jiang Jiemin	—	—	—	—	—	—

Vice Chairman:
Mr. Zhou Jiping	—	970	42	1,012	981	774

Executive directors:
Mr. Liao Yongyuan	—	919	42	961	914	747
Mr. Ran Xinquan(i)	—	589	28	617	—	—

	—	1,508	70	1,578	914	747

Non-executive directors:
Mr. Wang Yilin(i)	—	—	—	—	—	—
Mr. Zeng Yukang(i)	—	—	—	—	—	—
Mr. Wang Fucheng(i)	—	—	—	—	—	—
Mr. Li Xinhua	—	—	—	—	—	—
Mr. Wang Guoliang	—	—	—	—	—	—
Mr. Wang Dongjin(i)	—	—	—	—	—	—
Mr. Yu Baocai(i)	—	—	—	—	—	—
Mr. Jiang Fan(i)	—	138	10	148	694	519
Mr. Chee-Chen Tung(i)	212	—	—	212	254	260
Mr. Liu Hongru	238	—	—	238	227	339
Mr. Franco Bernabè	239	—	—	239	231	246
Mr. Li Yongwu	247	—	—	247	240	344
Mr. Cui Junhui	47	—	—	47	244	348
Mr. Chen Zhiwu(i)	22	—	—	22	—	—

	1,005	138	10	1,153	1,890	2,056

Supervisors:
Mr. Chen Ming(iii)	—	—	—	—	—	—
Mr. Wang Lixin(iii)	—	—	—	—	—	—
Mr. Guo Jinping(ii)	—	—	—	—	—	—
Mr. Wen Qingshan	—	—	—	—	—	—
Mr. Sun Xianfeng	—	—	—	—	—	—
Mr. Yu Yibo(ii)	—	—	—	—	—	—
Mr. Wang Yawei(ii)	—	150	7	157	698	—
Mr. Qin Gang(ii)	—	155	14	169	674	541
Ms. Wang Shali(ii)	—	—	—	—	—	—
Mr. Wang Guangjun(ii)	—	596	28	624	—	—
Mr. Yao Wei(ii)	—	598	28	626	—	—
Mr. Liu Hehe(ii)	—	515	28	543	—	—
Mr. Wu Zhipan(ii)	—	—	—	—	—	107
Mr. Li Yuan(ii)	110	—	—	110	230	217
Mr. Wang Daocheng(ii)	235	—	—	235	230	117

	345	2,014	105	2,464	1,832	982

	1,350	4,630	227	6,207	5,617	4,559

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

(i)	Mr. Wang Yilin ceased being a director from April 15, 2011; Mr. Zeng Yukang, Mr. Wang Fucheng, Mr. Jiang Fan, Mr. Chee-Chen Tung ceased being directors from May 18, 2011, and Mr. Wang Dongjin, Mr. Yu Baocai, Mr. Ran Xinquan, Mr. Chen Zhiwu were elected as directors from that date.
(ii)	Mr. Yu Yibo, Mr. Wang Yawei, Mr. Qin Gang, Ms. Wang Shali ceased being supervisors from May 18, 2011 and Mr. Guo Jinping, Mr. Wang Guang jun, Mr. Yao Wei, Mr. Liu Hehe were elected as supervisors from that date; Mr. Li Yuan ceased being a supervisor from June 15, 2011. Mr Wu Zhipan ceased being a supervisor since May 12, 2009 and Mr Wang Daocheng was selected as a supervisor since then.
(iii)	Mr. Chen Ming ceased being the Chairman of the Supervisory Committee from October 20, 2011 and Mr. Wang Lixin was elected as the Chairman of the Supervisory Committee from that date.
(iv)	Emoluments set out above exclude RMB1.09 paid to directors of the Company as part of the deferred merit pay for years 2007 to 2009 in accordance with relevant requirements by the PRC government in 2011.

None of the directors and supervisors has waived their remuneration during the year ended December 31, 2011 (2010: None, 2009: None).

The five highest paid individuals in the Company for the year ended December 31, 2011 include two directors whose emoluments are reflected in the analysis shown above; and the three key management whose emoluments are below RMB 1 (their salaries, allowances and other benefits and contribution to retirement benefit scheme totaling RMB 2.04 and RMB 0.126, respectively). The five highest paid individuals for the year ended December 31, 2010 and 2009 were also directors or supervisors and their emoluments are reflected in the analysis shown above.

During 2011, 2010 and 2009, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

12  INCOME TAX EXPENSE

	2011	2010	2009
	RMB	RMB	RMB
Current taxes	39,592	38,617	24,862
Deferred taxes (Note 31)	(1,336)	(104)	8,611

	38,256	38,513	33,473

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in certain regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2010. In accordance with the relevant rules and regulations, the eligibility for this preferential income tax rate has been extended to December 31, 2020.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

The tax on the Group’s profit before income tax expense differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2011	2010	2009
	RMB	RMB	RMB
Profit before income tax expense	184,215	189,305	140,032

Tax calculated at a tax rate of 25%	46,054	47,326	35,008
Prior year tax return adjustment	1,009	(878)	(2,216)
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	3,361	383	1,820
Effect of preferential tax rate	(12,793)	(8,713)	(5,502)
Effect of change in statutory income tax rates on deferred taxes	705	(346)	(184)
Tax effect of income not subject to tax	(3,751)	(2,651)	(1,140)
Tax effect of expenses not deductible for tax purposes	3,671	3,392	5,687

Income tax expense	38,256	38,513	33,473

13  PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY

The profit attributable to owners of the Company is dealt with in the consolidated financial statements of the Group to the extent of RMB 132,961 for the year ended December 31, 2011 (2010: RMB 139,992, 2009: RMB 103,387).

14  BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the year ended December 31, 2011, 2010 and 2009 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

15  DIVIDENDS

	2011	2010	2009
	RMB	RMB	RMB
Interim dividends attributable to owners of the Company for 2011(a)	29,703	—	—
Proposed final dividends attributable to owners of the Company for 2011(b)	30,129	—	—
Interim dividends attributable to owners of the Company for 2010(c)	—	29,399	—
Final dividends attributable to owners of the Company for 2010(d)	—	33,597	—
Interim dividends attributable to owners of the Company for 2009(e)	—	—	22,725
Final dividends attributable to owners of the Company for 2009(f)	—	—	23,799

	59,832	62,996	46,524

(a)	Interim dividends attributable to owners of the Company in respect of 2011 of RMB 0.16229 yuan per share amounting to a total of RMB 29,703 and were paid on October 21, 2011.
(b)

At the fourth meeting of the Fifth Session of the Board of the Company, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2011 of RMB 0.16462 yuan per share

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

amounting to a total of RMB 30,129. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2012 when approved at the forthcoming Annual General Meeting.
(c)	Interim dividends attributable to owners of the Company in respect of 2010 of RMB 0.16063 yuan per share amounting to a total of RMB 29,399 were paid on October 15, 2010.
(d)	Final dividends attributable to owners of the Company in respect of 2010 of RMB 0.18357 yuan per share amounting to a total of RMB 33,597 were paid on June 30, 2011.
(e)	Interim dividends attributable to owners of the Company in respect of 2009 of RMB 0.12417 yuan per share amounting to a total of RMB 22,725 were paid on October 16, 2009.
(f)	Final dividends attributable to owners of the Company in respect of 2009 of RMB 0.13003 yuan per share amounting to a total of RMB 23,799 were paid on June 30, 2010.
(g)	Final dividends attributable to owners of the Company in respect of 2008 of RMB 0.14953 yuan per share amounting to a total of RMB 27,367 were paid on June 19, 2009.

16  PROPERTY, PLANT AND EQUIPMENT

Year Ended December 31, 2011	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	129,385	1,024,936	548,946	23,107	12,768	240,266	1,979,408
Additions	1,854	8,432	6,151	4,375	605	268,309	289,726
Transfers	17,886	131,186	74,150	—	1,251	(224,473)	—
Disposals or write offs	(2,074)	(4,682)	(8,762)	(581)	(127)	(12,302)	(28,528)
Currency translation differences	(377)	(4,222)	(446)	(82)	(313)	(307)	(5,747)

At end of the year	146,674	1,155,650	620,039	26,819	14,184	271,493	2,234,859

Accumulated depreciation and impairment
At beginning of the year	(39,762)	(434,501)	(250,312)	(11,479)	(4,612)	(143)	(740,809)
Charge for the year	(7,502)	(80,452)	(44,247)	(2,272)	(1,181)	(6)	(135,660)
Disposals or write offs or transfers	1,165	2,431	7,459	493	75	—	11,623
Currency translation differences	134	1,426	189	74	147	24	1,994

At end of the year	(45,965)	(511,096)	(286,911)	(13,184)	(5,571)	(125)	(862,852)

Net book value
At end of the year	100,709	644,554	333,128	13,635	8,613	271,368	1,372,007

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

Year Ended December 31, 2010	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	110,910	888,849	452,564	20,184	11,051	225,479	1,709,037
Additions	2,596	29,545	10,864	3,660	589	247,232	294,486
Transfers	17,604	112,488	90,377	—	1,163	(221,632)	—
Disposals or write-offs	(1,642)	(4,880)	(4,813)	(708)	(207)	(10,714)	(22,964)
Currency translation differences	(83)	(1,066)	(46)	(29)	172	(99)	(1,151)

At end of the year	129,385	1,024,936	548,946	23,107	12,768	240,266	1,979,408

Accumulated depreciation and impairment
At beginning of the year	(32,113)	(369,437)	(218,288)	(9,732)	(3,725)	(275)	(633,570)
Charge for the year	(8,544)	(68,702)	(35,596)	(2,163)	(1,055)	(21)	(116,081)
Disposals or write-offs or transfers	860	2,976	3,500	400	141	152	8,029
Currency translation differences	35	662	72	16	27	1	813

At end of the year	(39,762)	(434,501)	(250,312)	(11,479)	(4,612)	(143)	(740,809)

Net book value
At end of the year	89,623	590,435	298,634	11,628	8,156	240,123	1,238,599

The depreciation charge of the Group for the year ended December 31, 2011 included impairment losses of RMB 953 and RMB 7,462 (2010: RMB 2,915 and RMB 1,337, 2009: RMB 1,580 and RMB 478) primarily related to certain of the Group’s oil and gas properties and refining and chemical production assets, respectively. The impairment of the oil and gas properties and refining and chemical production assets is due primarily to higher production costs and operating costs at older and less efficient facilities. The carrying values of these assets were written down to their recoverable values.

The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2011, 2010 and 2009.

	2011	2010	2009
	RMB	RMB	RMB
At beginning of the year	20,351	17,221	15,853
Additions to capitalised exploratory well costs pending the determination of proved reserves	26,600	25,239	22,891
Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(14,465)	(11,395)	(11,504)
Capitalised exploratory well costs charged to expense	(12,302)	(10,714)	(10,019)

At end of the year	20,184	20,351	17,221

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

The following table provides an aging of capitalised exploratory well costs based on the date the drilling was completed.

	December 31, 2011	December 31, 2010
	RMB	RMB
One year or less	19,223	18,900
Over one year	961	1,451

Balance at December 31	20,184	20,351

RMB 961 at December 31, 2011 (December 31, 2010: RMB 1,451) of capitalised exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.

17  INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

The summarised financial information of the Group’s principal associates and jointly controlled entities, including the aggregated amounts of assets, liabilities, revenues, profit or loss and the interest held by the Group were as follows:

Name	Country of Incorporation	Assets RMB	Liabilities RMB	Revenues RMB	Profit/(loss) RMB	Interest Held %	Type of Share
As of or for the year ended December 31, 2011:
Dalian West Pacific Petrochemical Co., Ltd.	PRC	12,207	13,670	35,388	(578)	28.44	ordinary
China Marine Bunker (PetroChina) Co., Ltd.	PRC	10,003	6,774	59,519	216	50.00	ordinary
China Petroleum Finance Co., Ltd.(a)	PRC	503,111	477,348	13,809	3,511	49.00	ordinary
Arrow Energy Holdings Pty Ltd.(b)	Australia	58,893	22,841	980	(2,721)	50.00	ordinary
As of or for the year ended December 31, 2010:
Dalian West Pacific Petrochemical Co., Ltd.	PRC	10,373	11,258	35,704	1,160	28.44	ordinary
China Marine Bunker (PetroChina) Co., Ltd.	PRC	8,039	5,210	37,552	388	50.00	ordinary
China Petroleum Finance Co., Ltd.(a)	PRC	460,387	438,218	10,339	3,294	49.00	ordinary
Arrow Energy Holdings Pty Ltd.(b)	Australia	48,299	13,370	387	342	50.00	ordinary

(a)	Through the subscription of new registered capital in China Petroleum Finance Co., Ltd. (“CP Finance”), the Group gained significant influence over it in 2010 and accounts for its investment in CP Finance using the equity method.
(b)	In 2010, Arrow Energy Holding Pty Ltd. (formerly known as CS CSG (Australia) Pty Ltd., formed as a joint venture company by PetroChina International Investment Company Limited (a wholly-owned subsidiary of the Group) and Shell Energy Holdings Australia Ltd.) acquired 100% equity interest in Arrow Energy Limited. The Group holds 50% equity interest in Arrow Energy Holding Pty Ltd. and accounts for this investment using the equity method.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

Dividends received and receivable from associates and jointly controlled entities were RMB 9,198 in 2011 (2010: RMB 6,948, 2009: RMB 568).

In 2011, investments in associates and jointly controlled entities of RMB 67 (2010: RMB 157, 2009: RMB 345) were disposed of, resulting in a loss of RMB 3 (2010: a loss of RMB 3, 2009: a gain of RMB 33).

18  AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2011	December 31, 2010
	RMB	RMB
Available-for-sale financial assets	2,154	2,330
Less: Impairment losses	(322)	(351)

	1,832	1,979

Available-for-sale financial assets comprise principally unlisted equity securities.

In 2011, available-for-sale financial assets of RMB 14 (2010: RMB 207, 2009: RMB 137) were disposed of, resulting in the realisation of a gain of RMB 8 (2010: RMB 8, 2009: RMB 4).

19  SUBSIDIARIES

The principal subsidiaries of the Group are:

Company Name	Country of Incorporation	Paid-up Capital RMB	Type of Legal Entity	Attributable Equity Interest %	Principal Activities
Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	Exploration, production and sale of crude oil and natural gas

CNPC Exploration and Development Company Limited	PRC	16,100	Limited liability company	50.00	Exploration, production and sale of crude oil and natural gas in and outside the PRC

PetroChina Hong Kong Limited(a)	Hong Kong	HK Dollar 7,592	Limited liability company	100.00	Investment holding. The principal activities of its subsidiaries, associates and jointly controlled entities are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

Company Name	Country of Incorporation	Paid-up Capital RMB	Type of Legal Entity	Attributable Equity Interest %	Principal Activities
Petrochina International Investment Company Limited	PRC	31,314	Limited liability company	100.00	Investment holding. The principal activities of its subsidiaries and jointly controlled entities are the exploration, development and production of crude oil, natural gas, oilsands and coalbed methane outside the PRC

PetroChina International Company Limited	PRC	10,000	Limited liability company	100.00	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC

(a)	On December 23, 2011, the Company completed the sale of its 60% equity interest in PetroChina Bejing Gas Pipeline Co., Ltd to Kunlun Energy Company Limited (“Kunlun Energy”, a subsidiary of the Group) indirectly through PetroChina Hong Kong Limited. Pursuant to the Sales and Purchase agreement, the purchase consideration of RMB 18,871 million was settled by way of issuance of shares in Kunlun Energy. In accordance with the Group’s accounting policy, the changes in the Group’s ownership interest in these subsidiaries are accounted for as transactions with non-controlling interests (Note 3(d)).

20  ADVANCE OPERATING LEASE PAYMENTS

	December 31, 2011	December 31, 2010
	RMB	RMB
Land use rights	33,039	24,085
Advance lease payments	15,190	12,070

	48,229	36,155

Advance operating lease payments are amortised over the related lease terms using the straight-line method.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

21  INTANGIBLE AND OTHER NON-CURRENT ASSETS

	December 31, 2011			December 31, 2010
	Cost	Accumulated amortisation	Net	Cost	Accumulated amortisation	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and Technical know how	5,247	(2,908)	2,339	4,994	(2,507)	2,487
Computer software	4,576	(2,555)	2,021	3,742	(1,978)	1,764
Goodwill(i)	7,282	—	7,282	3,068	—	3,068
Other	12,668	(2,644)	10,024	10,689	(1,987)	8,702

Intangible assets	29,773	(8,107)	21,666	22,493	(6,472)	16,021

Other assets			17,188			9,432

			38,854			25,453

(i)	Goodwill primarily relates to the acquisition of Singapore Petroleum Company and INEOS Refining Limited, completed in 2009 and 2011 respectively.

In July 2011, the Group completed the acquisition of the trading business from the INEOS Group Holdings plc through INEOS Refining Limited (a subsidiary of the Group, formed together with INEOS Group Holdings plc) for a total consideration of US$ 854 million. At the date of the acquisition, the fair value of the net assets of INEOS Refining Limited and trading business was US$166 million and goodwill of US$ 688 million (approximately RMB 4,450) was recognised.

22  INVENTORIES

	December 31, 2011	December 31, 2010
	RMB	RMB
Crude oil and other raw materials	61,601	39,574
Work in progress	16,924	13,652
Finished goods	104,545	82,353
Spare parts and consumables	43	31

	183,113	135,610
Less: Write down in inventories	(860)	(722)

	182,253	134,888

The carrying amounts of inventories of the Group, which are carried at net realisable value, amounted to RMB 6,875 (December 31, 2010: RMB 2,231) at December 31, 2011.

23  ACCOUNTS RECEIVABLE

	December 31, 2011	December 31, 2010
	RMB	RMB
Accounts receivable	54,672	46,057
Less: Provision for impairment of receivables	(850)	(1,052)

	53,822	45,005

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

The aging analysis of accounts receivable (net of impairment of accounts receivable) at December 31, 2011 and December 31, 2010 is as follows:

	December 31, 2011	December 31, 2010
	RMB	RMB
Within 1 year	53,605	44,689
Between 1 and 2 years	97	177
Between 2 and 3 years	21	45
Over 3 years	99	94

	53,822	45,005

The Group offers its customers credit terms up to 180 days.

Movements in the provision for impairment of accounts receivable are as follows:

	2011	2010	2009
	RMB	RMB	RMB
At beginning of the year	1,052	2,124	2,423
Provision for impairment of accounts receivable	22	9	38
Receivables written off as uncollectible	(159)	(1,007)	(232)
Reversal of provision for impairment of accounts receivable	(65)	(74)	(105)

At end of the year	850	1,052	2,124

24  PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31, 2011	December 31, 2010
	RMB	RMB
Other receivables	11,224	8,670
Advances to suppliers	38,023	37,454

	49,247	46,124
Less: Provision for impairment	(2,660)	(2,847)

	46,587	43,277
Value-added tax to be deducted	21,071	7,678
Prepaid expenses	1,285	495
Other current assets	3,415	372

	72,358	51,822

25  NOTES RECEIVABLE

Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and products. All notes receivable are due within one year.

26  CASH AND CASH EQUIVALENTS

The weighted average effective interest rate on bank deposits was 2.71% per annum for the year ended December 31, 2011 (2010: 1.88% per annum).

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

27  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2011	December 31, 2010
	RMB	RMB
Trade payables	113,411	97,361
Advances from customers	34,130	29,099
Salaries and welfare payable	5,991	5,696
Accrued expenses	380	332
Dividends payable by subsidiaries to non-controlling shareholders	2,464	199
Interest payable	2,560	2,545
Construction fee and equipment cost payables	119,207	111,654
Other payables	24,457	23,305

	302,600	270,191

Other payables consist primarily of customer deposits.

The aging analysis of trade payables at December 31, 2011 and 2010 is as follows:

	December 31, 2011	December 31, 2010
	RMB	RMB
Within 1 year	110,063	93,240
Between 1 and 2 years	2,118	2,951
Between 2 and 3 years	479	475
Over 3 years	751	695

	113,411	97,361

28  BORROWINGS

	December 31, 2011	December 31, 2010
	RMB	RMB
Short-term borrowings excluding current portion of long-term borrowings	99,827	97,175
Current portion of long-term borrowings	37,871	5,093

	137,698	102,268
Long-term borrowings	180,675	131,352

	318,373	233,620

Borrowings of the Group of RMB 3,656 were guaranteed by CNPC, its fellow subsidiaries and a third party at December 31, 2011 (December 31, 2010: RMB 6,157).

The Group’s borrowings include secured liabilities totaling RMB 36 at December 31, 2011 (December 31, 2010: RMB 3,284). These borrowings are majority secured over certain of the Group’s intangible assets and property, plant and equipment amounting to RMB 31 (December 31, 2010: RMB 3,303 of the Group’s notes receivable, inventories, intangible assets, cash and cash equivalents, time deposits with maturities over one year and property, plant and equipment were used for collateral).

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

	December 31, 2011	December 31, 2010
	RMB	RMB
Total borrowings:
— interest free	371	47
— at fixed rates	230,428	186,674
— at floating rates	87,574	46,899

	318,373	233,620

Weighted average effective interest rates:
— bank loans	3.26%	3.32%
— corporate debentures	3.53%	4.08%
— medium-term notes	3.48%	3.48%
— other loans	4.63%	3.53%

The borrowings by major currency at December 31, 2011 and December 31, 2010 are as follows:

	December 31, 2011	December 31, 2010
	RMB	RMB
RMB	254,046	201,470
US Dollar	56,458	28,253
Other currency	7,869	3,897

	318,373	233,620

The fair values of the Group’s long-term borrowings including the current portion of long-term borrowings are RMB 215,329 (December 31, 2010: RMB 133,942) at December 31, 2011. The fair values of the Company’s long-term borrowings including the current portion of long-term borrowings are RMB 186,483 (December 31, 2010: RMB 117,045) at December 31, 2011. The carrying amounts of short-term borrowings approximate their fair values.

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the statement of financial position. Such discount rates ranged from 0.55% to 7.05% per annum as of December 31, 2011 (December 31, 2010: 0.96% to 5.58%) depending on the type of the borrowings.

The following table sets out the borrowings’ remaining contractual maturities at the date of the statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	December 31, 2011	December 31, 2010
	RMB	RMB
Within 1 year	147,442	110,380
Between 1 and 2 years	21,759	41,533
Between 2 and 5 years	155,611	82,640
After 5 years	25,378	26,642

	350,190	261,195

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

29  SHARE CAPITAL

	December 31, 2011	December 31, 2010
	RMB	RMB
Registered, issued and fully paid:
A shares	161,922	161,922
H shares	21,099	21,099

	183,021	183,021

In accordance with the Restructuring Agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion state-owned shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion state-owned shares were the initial registered capital of the Company with a par value of RMB 1.00 yuan per share.

On April 7, 2000, the Company issued 17,582,418,000 shares, represented by 13,447,897,000 H shares and 41,345,210 ADSs (each representing 100 H shares) in a global initial public offering (“Global Offering”) and the trading of the H shares and the ADSs on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange commenced on April 7, 2000 and April 6, 2000, respectively. The H shares and ADSs were issued at prices of HK$ 1.28 per H share and US$ 16.44 per ADS respectively for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares.

Pursuant to the approval of the China Securities Regulatory Commission, 1,758,242,000 state-owned shares of the Company owned by CNPC were converted into H shares for sale in the Global Offering.

In September 2005, the Company issued 3,196,801,818 new H shares at HK$ 6.00 per share and net proceeds to the Company amounted to approximately RMB 19,692. CNPC also sold 319,680,182 state-owned shares it held concurrently with PetroChina’s sale of new H shares in September 2005.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

30  RESERVES

	2011	2010
	RMB	RMB
Capital Reserve(a)
Beginning balance	133,308	133,308

Ending balance	133,308	133,308

Statutory Common Reserve Fund(b)
Beginning balance	138,637	125,447
Transfer from retained earnings	12,643	13,190

Ending balance	151,280	138,637

Special Reserve-Safety Fund Reserve
Beginning balance	8,491	8,075
Safety fund reserve	616	416

Ending balance	9,107	8,491

Currency translation differences
Beginning balance	(1,097)	(4,186)
Currency translation differences	(3,902)	3,089

Ending balance	(4,999)	(1,097)

Other reserves
Beginning balance	(22,722)	(22,509)
Transaction with non-controlling interests in subsidiaries (Note 19)	(2,904)	(87)
Acquisition of subsidiaries	—	(572)
Fair value (loss)/gain on available-for-sale financial assets	(4)	105
Other	(59)	341

Ending balance	(25,689)	(22,722)

	263,007	256,617

(a)	In 2010, the Group’s Revaluation Reserve of RMB 79,946 has been reclassified to Capital Reserve, as the Group has used the fair value amounts of the property, plant and equipment, pursuant to the Company’s global initial public offering in 1999, as deemed cost upon the adoption of IFRS 1 (amendment).

(b)	Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to a Statutory Common Reserve Fund (“Reserve Fund”). Appropriation to the Reserve Fund may cease when the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

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

(c)	According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2011, the Company’s distributable reserve amounted to RMB 476,103 (December 31, 2010: RMB 425,345).

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

31  DEFERRED TAXATION

Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 25%.

The movements in the deferred taxation account are as follows:

	Year Ended December 31,
	2011	2010	2009
	RMB	RMB	RMB
At beginning of the year	21,231	21,160	11,969
Transfer to profit and loss (Note 12)	(1,336)	(104)	8,611
(Credit)/ charge to other comprehensive income	(17)	5	38
Acquisition of subsidiaries	576	87	991
Currency translation differences	(210)	(61)	(420)
Others	—	144	(29)

At end of the year	20,244	21,231	21,160

Deferred tax balances before offset are attributable to the following items:

	December 31, 2011	December 31 2010
	RMB	RMB
Deferred tax assets:
Current:
Receivables and inventories	10,305	8,251
Tax losses of subsidiaries	358	352
Non-current:
Impairment of long-term assets	5,284	4,665
Other	4,320	3,742

Total deferred tax assets	20,267	17,010

Deferred tax liabilities:
Non-current:
Accelerated tax depreciation	37,081	35,164
Other	3,430	3,077

Total deferred tax liabilities	40,511	38,241

Net deferred tax liabilities	20,244	21,231

Deferred tax balances after offset are listed as below:

	December 31, 2011	December 31, 2010
	RMB	RMB
Deferred tax assets	505	284
Deferred tax liabilities	20,749	21,515

There were no material unrecognised tax losses at December 31, 2011 and 2010.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

32  ASSET RETIREMENT OBLIGATIONS

	2011	2010	2009
	RMB	RMB	RMB
At beginning of the year	60,364	44,747	36,262
Liabilities incurred	5,580	13,736	7,162
Liabilities settled	(412)	(469)	(434)
Accretion expense (Note 10)	3,272	2,382	1,943
Currency translation differences	(102)	(32)	(186)

At end of the year	68,702	60,364	44,747

Asset retirement obligations relate to oil and gas properties (Note 16).

33  PENSIONS

The Group participates in various employee retirement benefit plans (Note 3(t)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2011 amounted to RMB 11,400 (2010: RMB 9,600, 2009: RMB 8,437).

34  CONTINGENT LIABILITIES

(a) Bank and other guarantees

At December 31, 2011, borrowings of associates of RMB 5 (December 31, 2010: RMB 13) from CP Finance (a subsidiary of CNPC) were guaranteed by the Group. The Group had contingent liabilities in respect of the guarantees from which it is anticipated that no material liabilities will arise.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

35  COMMITMENTS

(a) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from 1 to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2011 and 2010 under non-cancellable operating leases are as follows:

	December 31, 2011	December 31, 2010
	RMB	RMB
No later than 1 year	7,072	4,118
Later than 1 year and no later than 5 years	17,466	13,172
Later than 5 years	79,552	77,552

	104,090	94,842

(b) Capital commitments

At December 31, 2011, the Group’s capital commitments contracted but not provided for mainly relating to property, plant and equipment were RMB 49,550 (December 31, 2010: RMB 49,495).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(c) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were RMB 811 for the year ended December 31, 2011 (2010: RMB 916, 2009: RMB 752).

Estimated annual payments for the next five years are as follows:

	December 31, 2011	December 31, 2010
	RMB	RMB
Within one year	1,000	1,000
Between one and two years	1,000	1,000
Between two and three years	1,000	1,000
Between three and four years	1,000	1,000
Between four and five years	1,000	1,000

36  MAJOR CUSTOMERS

The Group’s major customers are as follows:

	2011		2010		2009
	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue
	RMB	%	RMB	%	RMB	%
China Petroleum & Chemical Corporation	98,225	5	86,270	6	67,137	7
CNPC and its fellow subsidiaries	65,481	3	49,259	3	32,437	3

	163,706	8	135,529	9	99,574	10

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

37  RELATED PARTY TRANSACTIONS

CNPC, the controlling shareholder of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party.

Related parties include CNPC and its fellow subsidiaries, their associates and jointly controlled entities, other state-owned enterprises and their subsidiaries which the PRC government has control, joint control or significant influence over and enterprises which the Group is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members.

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

In order to comply with the continuing Rules Governing the Listing of Securities on the Hong Kong Stock Exchange and the Listing Rules of the Shanghai Stock Exchange, on the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 25, 2011 for a period of three years which took effect on January 1, 2012. The new Comprehensive Products and Services Agreement has already incorporated the terms of the current Comprehensive Products and Services Agreement which was amended in 2008.

•

Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 82,197 in the year ended December 31, 2011 (2010: RMB 62,459, 2009: RMB 37,448).

•

Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 9,007 in the year ended December 31, 2011 (2010: RMB 9,184, 2009: RMB 7,128).

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

•

Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 303,153 in the year ended December 31, 2011 (2010: RMB 241,852, 2009: RMB 199,826).

•

Purchase of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 2,602 in the year ended December 31, 2011 (2010: RMB 4,782, 2009: RMB 2,327).

•	Amounts due from and to CNPC and its fellow subsidiaries, associates and jointly controlled entities of the Group included in the following accounts captions are summarised as follows:

	December 31, 2011	December 31, 2010
	RMB	RMB
Accounts receivable	10,750	11,633
Prepayments and other receivables	19,712	22,780
Other non-current assets	5,064	1,295
Accounts payable and accrued liabilities	70,023	70,272

•

Interest income represents interests from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 607 in the year ended December 31, 2011 (2010: RMB 207, 2009: RMB 143). The balance of deposits at 31 December 2011 was RMB 20,103 (December 31, 2010: RMB 7,677).

•

Purchases of financial service principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee, etc. The total amount of these transactions amounted to RMB 6,167 in the year ended December 31, 2011 (2010: RMB 3,492, 2009: RMB 3,541).

•	The borrowings from CNPC and its fellow subsidiaries at 31 December 2011 were RMB 134,161 (December 31, 2010: RMB 75,417).

On March 10, 2000, the Company and CNPC entered into a Land Use Rights Leasing Contract. The Land Use Rights Leasing Contract provides for the lease of 42,476 parcels of land to the business units of the Group with an aggregate area of approximately 1,145 million square meters of land located throughout the PRC for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after every 10 years, be adjusted by agreement between the Company and CNPC. On August 25, 2011, the Company and CNPC entered into Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012.

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

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effective thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

the same time as the Building Leasing Agreement. The total fee payable for the lease of all such property may, after three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed.

(b) Key management compensation

	Year End December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000
Emoluments and other benefits	13,482	12,743	9,885
Contribution to retirement benefit scheme	679	606	479

	14,161	13,349	10,364

Note:	Emoluments set out above for the year ended December 31, 2011 exclude RMB1.09 paid to key management of the Company as part of the deferred merit pay for years 2007 to 2009 in accordance with relevant requirements by the PRC government (2010: RMB 6.45).

(c) Transactions with other state-controlled entities in the PRC

Apart from transactions with CNPC and its fellow subsidiaries, associates and jointly controlled entities of the Group, the Group has transactions with other state-controlled entities include but not limited to the following:

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

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

The accounting policies of the operating segments are the same as those described in Note 3 — “Summary of Principal Accounting Policies”.

The segment information for the operating segments for the year ended December 31, 2011, 2010 and 2009 are as follows:

	Year Ended December 31, 2011
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	774,777	847,711	1,693,130	173,058	2,354	3,491,030
Less: intersegment sales	(612,421)	(659,025)	(198,959)	(16,362)	(420)	(1,487,187)

Turnover from external customers	162,356	188,686	1,494,171	156,696	1,934	2,003,843

Depreciation, depletion and amortisation	(88,068)	(23,621)	(9,148)	(15,993)	(1,243)	(138,073)

Profit/ (loss) from operations	219,539	(61,866)	20,653	15,530	(11,395)	182,461

Finance costs:
Exchange gain						2,662
Exchange loss						(3,598)
Interest income						2,674
Interest expense						(10,886)

Total net finance costs						(9,148)

Share of profit of associates and jointly controlled entities	8,501	21	561	149	1,670	10,902

Profit before income tax expense						184,215
Income tax expense						(38,256)

Profit for the year						145,959

Segment assets	983,708	385,875	321,432	335,461	1,418,639	3,445,115
Other assets						505
Investments in associates and jointly controlled entities	43,509	935	10,853	2,470	12,972	70,739
Elimination of intersegment balances(a)						(1,598,773)

Total assets						1,917,586

Segment capital expenditure	162,154	42,781	15,136	62,645	1,675	284,391
Segment liabilities	355,576	124,857	196,363	178,440	582,367	1,437,603
Other liabilities						140,489
Elimination of intersegment balances(a)						(743,052)

Total liabilities						835,040

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

	Year Ended December 31, 2010
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	544,884	664,773	1,134,534	117,043	1,606	2,462,840
Less: intersegment sales	(414,774)	(508,599)	(61,987)	(11,601)	(464)	(997,425)

Turnover from external customers	130,110	156,174	1,072,547	105,442	1,142	1,465,415

Depreciation, depletion and amortisation	(75,991)	(16,302)	(8,232)	(11,613)	(1,071)	(113,209)

Profit/ (loss) from operations	153,703	7,847	15,956	20,415	(10,144)	187,777

Finance costs:
Exchange gain						1,685
Exchange loss						(2,857)
Interest income						1,983
Interest expense						(6,321)

Total net finance costs						(5,510)

Share of profit of associates and jointly controlled entities	5,346	39	678	10	965	7,038

Profit before income tax expense						189,305
Income tax expense						(38,513)

Profit for the year						150,792

Segment assets	880,575	299,808	252,789	260,269	1,210,132	2,903,573
Other assets						284
Investments in associates and jointly controlled entities	45,533	571	6,700	122	11,211	64,137
Elimination of intersegment balances(a)						(1,311,507)

Total assets						1,656,487

Segment capital expenditure	160,893	44,242	15,793	53,648	1,636	276,212
Segment liabilities	327,765	119,190	144,293	132,290	421,319	1,144,857
Other liabilities						78,792
Elimination of intersegment balances(a)						(577,291)

Total liabilities						646,358

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

	Year Ended December 31, 2009
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	405,326	501,300	768,295	77,658	1,372	1,753,951
Less: intersegment sales	(308,649)	(381,522)	(35,489)	(8,756)	(260)	(734,676)

Turnover from external customers	96,677	119,778	732,806	68,902	1,112	1,019,275

Depreciation, depletion and amortisation	(64,595)	(11,824)	(7,088)	(7,694)	(1,058)	(92,259)

Profit/ (loss) from operations	105,019	17,308	13,265	19,046	(11,194)	143,444

Finance costs:
Exchange gain						552
Exchange loss						(1,335)
Interest income						1,459
Interest expense						(5,272)

Total net finance costs						(4,596)

Share of profit of associates and jointly controlled entities	590	53	519	8	14	1,184

Profit before income tax expense						140,032
Income tax expense						(33,473)

Profit for the year						106,559

Segment assets	756,122	256,040	237,534	198,774	1,095,827	2,544,297
Other assets						289
Investments in associates and jointly controlled entities	22,183	579	5,393	68	—	28,223
Elimination of intersegment balances(a)						(1,122,521)

Total assets						1,450,288

Segment capital expenditure and acquisition
— Capital expenditure	129,017	42,558	18,174	74,754	2,333	266,836
— Acquisition	—	—	15,296	—	—	15,296

						282,132

Segment liabilities	280,573	98,590	142,254	92,538	357,107	971,062
Other liabilities						56,412
Elimination of intersegment balances(a)						(484,887)

Total liabilities						542,587

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

Geographical information

	Turnover			Non-current assets(b)
Year Ended December 31,	2011	2010	2009	2011	2010	2009
	RMB	RMB	RMB	RMB	RMB	RMB
Mainland China	1,429,631	1,086,909	790,748	1,380,491	1,231,536	1,073,865
Other	574,212	378,506	228,527	149,338	132,808	78,078

	2,003,843	1,465,415	1,019,275	1,529,829	1,364,344	1,151,943

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.
(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

39  APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Directors on April 26, 2012.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise sated)

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

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by this report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

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

AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise sated)

Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

The taxes, fees and royalty in China, as discussed in “Item 4 — Information on the Company — Regulatory Matters — Taxation, Fees and Royalty”, are domestic tax schemes and are paid in cash to PRC authorities. The proved reserves includes quantities that are ultimately produced and sold to pay these taxes, fees and royalty.

Proved reserve estimates as of December 31, 2011, 2010 and 2009 were based on reports prepared by DeGolyer and MacNaughton and Gaffney, Cline & Associates, independent engineering consultants.

Estimated quantities of net proved crude oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

	Crude Oil and Condensate	Natural Gas	Total — All products
	(millions of barrels)	(billions of cubic feet)	(million barrels of oil equivalent)
Proved developed and undeveloped reserves
The Group
Reserves at December 31, 2008	11,221	61,189	21,420
Changes resulting from:
Revisions of previous estimates	(192)	(1,273)	(405)
Improved recovery	73	—	73
Extensions and discoveries	1,005	5,440	1,911
Production	(844)	(2,112)	(1,196)

Reserves at December 31, 2009	11,263	63,244	21,803
Changes resulting from:
Revisions of previous estimates	(78)	(1,456)	(320)
Improved recovery	74	—	74
Extensions and discoveries	877	5,936	1,866
Production	(858)	(2,221)	(1,228)

Reserves at December 31, 2010	11,278	65,503	22,195
Changes resulting from:
Revisions of previous estimates	(76)	(752)	(201)
Improved recovery	66	—	66
Extensions and discoveries	746	4,298	1,463
Sales	—	—	—
Production	(886)	(2,396)	(1,286)

Reserves at December 31, 2011	11,128	66,653	22,237

Proved developed reserves at:
December 31, 2009	7,871	30,949	13,029
December 31, 2010	7,605	31,102	12,789
December 31, 2011	7,458	32,329	12,847
Proved undeveloped reserves at:
December 31, 2009	3,392	32,295	8,774
December 31, 2010	3,673	34,401	9,406
December 31, 2011	3,670	34,324	9,390
Equity method investments
Share of proved developed and undeveloped reserves of associates and jointly controlled entities
December 31, 2009	310	50	319
December 31, 2010	337	37	343
December 31, 2011	536	288	584

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise sated)

At December 31, 2011, total proved developed and undeveloped reserves of the Group and equity method investments is 22,821 million barrels of oil equivalent (December 31, 2010: 22,538 million barrels of oil equivalent, December 31, 2009: 22,122 million barrels of oil equivalent), comprising 11,664 million barrels of crude oil and condensate (December 31, 2010: 11,615 million barrels, December 31, 2009: 11,573 million barrels) and 66,941.1 billions of cubic feet of natural gas (December 31, 2010: 65,539.5 billions of cubic feet, December 31, 2009: 63,294.4 billions of cubic feet).

At December 31, 2011, 10,359 million barrels (December 31, 2010: 10,489 million barrels, December 31, 2009: 10,516 million barrels) of crude oil and condensate and 65,508.4 billion cubic feet (December 31, 2010: 64,555.3 billion cubic feet, December 31, 2009: 62,376.9 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located within Mainland China, and 769 million barrels (December 31, 2010: 789 million barrels, December 31, 2009: 747 million barrels) of crude oil and condensate and 1,144.6 billion cubic feet (December 31, 2010: 947.4 billion cubic feet, December 31, 2009: 866.9 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located overseas.

Capitalised Costs

	December 31, 2011	December 31, 2010
	RMB	RMB
The Group
Property costs and producing assets	880,549	777,461
Support facilities	275,101	247,475
Construction-in-progress	77,294	75,343

Total capitalised costs	1,232,944	1,100,279
Accumulated depreciation, depletion and amortisation	(511,096)	(434,501)

Net capitalised costs	721,848	665,778

Equity method investments
Share of net capitalised costs of associates and jointly controlled entities	40,307	33,120

Costs Incurred for Property Acquisitions, Exploration and Development Activities

	2011
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Property acquisition and exploration costs	33,902	3,621	37,523
Development costs	115,501	10,764	126,265

Total	149,403	14,385	163,788

Equity method investments
Share of costs of property acquisition, exploration and development of associates and jointly controlled entities	—	4,864	4,864

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise sated)

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

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise sated)

Results of Operations for Oil and Gas Producing Activities

The results of operations for oil and gas producing activities for the years ended December 31, 2011, 2010 and 2009 are presented below. “Turnover” include sales to third parties and inter-segment sales (at arm’s-length prices), net of value-added taxes. Resource tax, crude oil special gain levy and other taxes are included in “taxes other than income taxes”. Income taxes are computed using the applicable statutory tax rate, reflecting tax deductions and tax credits for the respective years ended.

	2011
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Turnover
Sales to third parties	94,015	68,341	162,356
Intersegment sales	474,174	1,358	475,532

	568,189	69,699	637,888
Production costs excluding taxes	(88,887)	(6,963)	(95,850)
Exploration expenses	(22,726)	(1,182)	(23,908)
Depreciation, depletion and amortisation	(72,496)	(7,956)	(80,452)
Taxes other than income taxes	(129,715)	(18,993)	(148,708)
Accretion expense	(3,119)	(153)	(3,272)
Income taxes	(48,375)	(11,398)	(59,773)

Results of operations from producing activities	202,871	23,054	225,925

Equity method investments
Share of profit for producing activities of associates and jointly controlled entities	—	12,485	12,485

Total of the Group and equity method investments results of operations for producing activities	202,871	35,539	238,410

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise sated)

	2010
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Turnover
Sales to third parties	82,433	47,677	130,110
Intersegment sales	346,421	742	347,163

	428,854	48,419	477,273
Production costs excluding taxes	(76,329)	(4,648)	(80,977)
Exploration expenses	(21,368)	(1,595)	(22,963)
Depreciation, depletion and amortisation	(63,569)	(5,133)	(68,702)
Taxes other than income taxes	(66,798)	(11,766)	(78,564)
Accretion expense	(2,238)	(144)	(2,382)
Income taxes	(39,510)	(6,284)	(45,794)

Results of operations from producing activities	159,042	18,849	177,891

Equity method investments
Share of profit for producing activities of associates and jointly controlled entities	—	6,447	6,447

Total of the Group and equity method investments results of operations for producing activities	159,042	25,296	184,338

	2009
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Turnover
Sales to third parties	62,799	33,878	96,677
Intersegment sales	259,847	404	260,251

	322,646	34,282	356,928
Production costs excluding taxes	(68,236)	(4,355)	(72,591)
Exploration expenses	(18,426)	(972)	(19,398)
Depreciation, depletion and amortisation	(53,018)	(4,005)	(57,023)
Taxes other than income taxes	(31,210)	(9,660)	(40,870)
Accretion expense	(1,787)	(156)	(1,943)
Income taxes	(30,196)	(3,783)	(33,979)

Results of operations from producing activities	119,773	11,351	131,124

Equity method investments
Share of profit for producing activities of associates and jointly controlled entities	—	3,326	3,326

Total of the Group and equity method investments results of operations for producing activities	119,773	14,677	134,450

Standardised Measure of Discounted Future Net Cash Flows

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2011, 2010 and 2009 is based on the prices used in estimating the Group’s proved oil and gas reserves, year-end costs, currently enacted tax rates related to existing proved oil and gas reserves and a 10%

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise sated)

annual discount factor. “Future cash inflows from sales of oil and gas” are net of value-added taxes. Corporate income taxes are included in “future income tax expense”. Other taxes are included in “future production costs” as production taxes.

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2011, 2010 and 2009 is as follows:

RMB
The Group
At December 31, 2011
Future cash inflows from sales of oil and gas	8,947,862
Future production costs	(4,238,182)
Future development costs	(453,696)
Future income tax expense	(915,332)

Future net cash flows	3,340,652
Discount at 10% for estimated timing of cash flows	(1,663,025)

Standardised measure of discounted future net cash flows	1,677,627

RMB
The Group
At December 31, 2010
Future cash inflows from sales of oil and gas	6,845,504
Future production costs	(2,576,816)
Future development costs	(571,065)
Future income tax expense	(819,039)

Future net cash flows	2,878,584
Discount at 10% for estimated timing of cash flows	(1,560,391)

Standardised measure of discounted future net cash flows	1,318,193

RMB
The Group
At December 31, 2009
Future cash inflows from sales of oil and gas	5,045,994
Future production costs	(1,628,794)
Future development costs	(479,912)
Future income tax expense	(615,290)

Future net cash flows	2,321,998
Discount at 10% for estimated timing of cash flows	(1,244,183)

Standardised measure of discounted future net cash flows	1,077,815

At December 31, 2011, RMB 1,607,052 (December 31, 2010: RMB 1,258,049, December 31, 2009: RMB 1,041,228) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located within mainland China and RMB 70,575 (December 31, 2010: RMB 60,144, December 31, 2009: RMB 36,587) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located overseas.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise sated)

Share of standardised measure of discounted future net cash flows of associates and jointly controlled entities:

December 31, 2011	45,244
December 31, 2010	34,729
December 31, 2009	26,457

Changes in Standardised Measure of Discounted Future Net Cash Flows

Changes in the standardised measure of discounted net cash flows for the Group for each of the years ended December 31, 2011, 2010 and 2009 are as follows:

	Year Ended December 31,
	2011	2010	2009
	RMB	RMB	RMB
The Group
Beginning of the year	1,318,193	1,077,815	954,925
Sales and transfers of oil and gas produced, net of production costs	(392,372)	(316,888)	(242,363)
Net changes in prices and production costs and other	394,591	356,503	171,170
Extensions, discoveries and improved recovery	172,831	179,765	150,846
Development costs incurred	114,293	7,713	(8,488)
Revisions of previous quantity estimates	(19,576)	(28,773)	(31,516)
Accretion of discount	169,774	136,401	120,396
Net change in income taxes	(80,093)	(94,343)	(37,155)
Sales	(14)	—	—

End of the year	1,677,627	1,318,193	1,077,815