Form 20-F
period 2012-12-31
PETROCHINA CO LTD
filed 2013-04-26
CIK 1108329

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012.

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

Address: 9 Dongzhimen North Street, Dongcheng District, Beijing 100007, The People’s Republic of China

(Name, telephone, e-mail and/or facsimile number and address of registrant’s contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 100 H Shares, par value RMB1.00 per share* H Shares, par value RMB1.00 per share	New York Stock Exchange, Inc. New York Stock Exchange, Inc.**

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

A Shares, par value RMB1.00 per share***	161,922,077,818(1)
H Shares, par value RMB1.00 per share	21,098,900,000****

(1)	Includes 158,033,693,528 A Shares held by CNPC and 3,888,384,290 A Shares held by the public shareholders.

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

*	PetroChina’s H Shares are listed and traded on The Stock Exchange of Hong Kong Limited.
**	Not for trading, but only in connection with the registration of American Depository Shares.
***	PetroChina’s A Shares became listed on the Shanghai Stock Exchange on November 5, 2007.
****	Includes 1,250,514,300 H Shares represented by American Depositary Shares.

			Page
		Taxation	87
		Documents on Display	92
Item 11	—	Quantitative and Qualitative Disclosures About Market Risk	92
Item 12	—	Description of Securities Other Than Equity Securities	97

		Part II

Item 13	—	Defaults, Dividends Arrearages and Delinquencies	97
Item 14	—	Material Modifications to the Rights to Security Holders and Use of Proceeds	97
Item 15	—	Controls and Procedures	98
Item 16A	—	Audit Committee Financial Expert	98
Item 16B	—	Code of Ethics	98
Item 16C	—	Principal Accountant Fees and Services	99
Item 16D	—	Exemptions from Listing Standards for Audit Committees	99
Item 16E	—	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	100
Item 16F	—	Change in Registrant’s Certifying Accountant	100
Item 16G	—	Corporate Governance	100
Item 16H	—	Mine Safety Disclosure	102

		Part III

Item 17	—	Financial Statements	102
Item 18	—	Financial Statements	102
Item 19	—	Exhibits	103
EX 4.13
EX 4.16
EX 8.1
EX 12.1
EX 12.2
EX 13.1
EX 13.2
EX 15.1
EX 15.2
EX 15.3
EX 15.4
EX 15.5

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

ITEM 3 — KEY INFORMATION

Exchange Rates

The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each month during the previous six months and the most recent practicable date:

	Noon Buying Rate(1)
	High	Low
	(RMB per US$)
October 2012	6.2877	6.2372
November 2012	6.2454	6.2221
December 2012	6.2502	6.2251
January 2013	6.2303	6.2134
February 2013	6.2438	6.2213
March 2013	6.2246	6.2105
April 2013 (ending as of April 19)	6.2078	6.1720

(1)	The exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

Average Noon Buying Rates(1)

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2008, 2009, 2010, 2011 and 2012, calculated by averaging the noon buying rates on the last day of each month during the relevant year:

Average Noon Buying Rate
(RMB per US$)
2008	6.9193
2009	6.8295
2010	6.7603
2011	6.4475
2012	6.2990

(1)

For periods prior to January 1, 2009, the exchange rates reflect the noon buying rates as reported by the Federal Reserve Bank of New York. For periods after January 1, 2009, the exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

Selected Financial Data

Historical Financial Information

You should read the selected historical financial data set forth below in conjunction with the consolidated financial statements of PetroChina and their notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected historical income statement and cash flow data for the years ended December 31, 2010, 2011 and 2012 and the selected historical statement of financial position data as of December 31, 2011 and 2012 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected historical income statement data and cash flow data for the years ended December 31, 2008 and 2009 and the selected statement of financial position data as of December 31, 2008, 2009 and 2010 set forth below are derived from our audited financial statements not included in this annual report. Our consolidated financial statements were prepared in accordance with IFRS as issued by the International Accounting Standards Board. The financial information included in this section may not necessarily reflect our results of operations, financial position and cash flows in the future.

	As at or for the Year Ended December 31,(1)
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB
	(In millions, except for per share and per ADS data)
Turnover	1,072,604	1,019,275	1,465,415	2,003,843	2,195,296
Total operating expenses	(913,033)	(875,831)	(1,277,638)	(1,821,382)	(2,020,777)
Profit from operations	159,571	143,444	187,777	182,461	174,519
Profit before income tax expense	162,013	140,032	189,305	184,215	166,811
Income tax expense	(35,211)	(33,473)	(38,513)	(38,256)	(36,191)
Profit for the year	126,802	106,559	150,792	145,959	130,620
Profit for the year attributable to owners of the parent company	114,453	103,387	139,992	132,961	115,326
Non-controlling interest	12,349	3,172	10,800	12,998	15,294
Basic and diluted earnings per share for profit attributable to owners of the parent company(2)	0.63	0.56	0.76	0.73	0.63
Basic and diluted net earnings per ADS(3)	62.54	56.49	76.49	72.65	63.01
Total current assets	224,946	294,383	286,392	382,711	414,332
Total non-current assets	971,289	1,155,905	1,370,095	1,534,875	1,754,564
Total assets	1,196,235	1,450,288	1,656,487	1,917,586	2,168,896
Total current liabilities	265,651	388,553	429,736	560,038	574,748
Total non-current liabilities	82,744	154,034	216,622	275,002	413,400
Total liabilities	348,395	542,587	646,358	835,040	988,148
Equity attributable to owners of the parent company	790,910	847,223	938,926	1,002,745	1,064,010
Non-controlling interests	56,930	60,478	71,203	79,801	116,738
Total equity	847,840	907,701	1,010,129	1,082,546	1,180,748
Other Financial Data
Dividend per share	0.28	0.25	0.34	0.33	0.28
Dividend per ADS	28.14	25.42	34.42	32.69	28.36
Capital expenditures	232,377	266,836	276,212	284,391	352,516
Net cash flows from operating activities	177,140	268,017	318,796	290,155	239,288
Net cash flows used for investing activities	(216,472)	(267,498)	(299,302)	(283,638)	(332,226)
Net cash flows from/used for financing activities	3,777	53,077	(60,944)	9,259	75,356
Return on net assets (%)	14.5	12.2	14.9	13.3	10.8

(1)

Due to business combinations under common control completed in 2008 and 2009, the relevant financial statements of the company have been restated in a manner identical to a pooling of interests to reflect the acquisitions.

(2)

As of December 31, 2008, 2009, 2010, 2011 and 2012, respectively, basic and diluted earnings per share were calculated by dividing the profit for the year attributable to owners of the parent company with the number of shares issued for each of these financial years of 183,021 million.

(3)	Each ADS represents 100 H Shares. The basic and diluted earnings per ADS were calculated with the same method as that used for the calculation of the basic and diluted earnings per share.

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

Risks Related to Outbound Investments

We are subject to various political, legal and regulatory environments in foreign developing countries where we operate, some of which are known to be unstable and differ in certain significant respects from those prevailing in developed countries. Main factors affecting our outbound investments include unstable political situation, unstable tax policies and unstable regulatory regime. CNPC, our controlling shareholder, and its affiliates and subsidiaries may choose to undertake, without our involvement, overseas investments and operations in the oil and gas industry, including exploration and production of oil and gas, refining and transportation and trading and liquefied natural gas, or LNG projects or other business activities. CNPC’s overseas asset portfolio includes oil and gas development projects in Sudan, Iran, Cuba and Syria, which countries are the subject of U.S. sanctions. Certain U.S.-based investors may not wish to invest, and have proposed or adopted divestment or similar initiatives regarding investments, in companies that do business with countries that are the subject of U.S. sanctions. These investors may not wish CNPC to make investments or conduct activities in the countries that are the subject of U.S. sanctions, and may divest their investment in us because of our relationship with CNPC and its investments and activities in those countries that are the subject of U.S. sanctions. As a result, the trading prices of our ADSs may be adversely affected.

In July 2012, the U.S. Treasury Department’s Office of Foreign Assets Control, OFAC, added Bank of Kunlun Co., Ltd., or Kunlun Bank, an affiliate of our company due to common control by CNPC, to its “List of Foreign Financial Institutions Subject to Part 561” pursuant to the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010. OFAC reported that Kunlun Bank provided financial services to at least six Iranian banks that were on OFAC’s sanctions list during 2012. These financial services included holding accounts, making transfers, and in particular, transfer of a total of US$0.1 billion for Bank Tejarat during early 2012, and paying letters of credit on behalf of the designated banks. Kunlun Bank has not informed us the revenue and profit it generated from such activities in relation to Iran and whether it will discontinue such activities. Our company has no involvement in or control over the activities of Kunlun Bank or CNPC and CNPC subsidiaries and affiliates, and we have never received any revenue or profit derived from these activities.

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

Risks Related to Controlling Shareholder

As of December 31, 2012, CNPC beneficially owned approximately 86.507% of our share capital. This ownership percentage enables CNPC to elect our entire board of directors without the concurrence of any of our other shareholders. Accordingly, CNPC is in a position to:

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

In addition to its relationship with us as our controlling shareholder, CNPC by itself or through its affiliates also provides us with certain services and products necessary for our business activities, such as construction and technical services, production services, materials supply services, various logistics services and financial services. The interests of CNPC and its affiliates as providers of these services and products to us may conflict with our interests.

Risks Related to Pricing and Exchange Rate

Our operations are affected by the volatility of prices for crude oil, refined products and natural gas. We set our crude oil median prices monthly based on the Singapore trading prices for crude oil.

Historically, international prices for crude oil have fluctuated widely in response to changes in many factors, such as global and regional economy and politics and supply and demand for crude oil. We do not have, and will not have, control over the factors affecting international prices for crude oil. Fluctuations in crude oil prices have a significant impact in our results of operations. A decline in crude oil prices may reduce revenues from, and may result in a loss in, our exploration and production segment. Further, if crude oil prices remain at a low level for a prolonged period, our company has to determine and estimate whether our oil and gas assets may suffer impairment losses and, if so, the amount of the impairment losses. An increase in crude oil prices may, however, increase the production costs of refined products reduce demand for our products and affect our operating profits.

Since 2008, the PRC government has further improved its refined oil pricing mechanism. Based on the refined oil pricing mechanism, when there is a change in the average crude oil price in the international market during a given time period, the PRC government can adjust the refined oil prices. However, when international crude oil price experiences sustained increases or becomes significantly volatile, the PRC government may increase its control over the refined oil prices. As a result, the regulation on refined product prices by the PRC government may reduce our profit and cause our refining assets to suffer impairment losses.

We negotiate the actual ex-factory price with natural gas users within the benchmark price and the adjustment range set by the PRC government. When the benchmark price is lower than the international natural gas price, the cost of our imported natural gas will be higher than the selling price of our natural gas, which may reduce our revenues or cause our natural gas assets to suffer impairment losses.

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

The process of gasoline and diesel fuel quality upgrade is gradually accelerating in China. Currently, the China IV standard for auto-use gasoline was officially issued and put into effect in March 2011, and the China IV standard for auto-use diesel fuel was published on July 5, 2012. In addition, the Chinese government imposed new diesel fuel standard to reduce sulfur content in regular diesel fuel from 2000 ppm to 350 ppm starting June 30, 2013. Some local governments have implemented their local gasoline and diesel fuel standards, some of which are in line with the Euro IV standard. New governmental requirements to improve oil quality impose challenges to our refining and chemicals segment and could increase our costs in oil refining.

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

Risks Related to Insurance Coverage

Due to the fact that oil industry is susceptible to high and industry-specific risks in nature, the current ordinary commercial insurance cannot cover all the business areas in which we operate. We maintain insurance coverage against some, but not all, potential losses. We may suffer material losses resulting from uninsurable or uninsured risks or insufficient insurance coverage.

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

Risks Related to Effectiveness of Internal Control over Financial Reporting

SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Although our management concluded that our internal control over our financial reporting for the fiscal year ended December 31, 2012 was effective, we may discover other deficiencies in the course of our future evaluation of our internal control over our financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADSs, H Shares or A Shares.

Risks Related to Audit Reports Prepared by an Auditor who is not Inspected by the Public Company Accounting Oversight Board

Auditors of companies that are registered with the SEC and publicly traded in the United States, including our independent registered public accounting firm, must be registered with the United States Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because the auditors of our company are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, the auditors of our company are not currently inspected by the PCAOB. As a result, investors do not have the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside the PRC that are subject to PCAOB inspections.

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

We are the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the world. We are engaged in a broad range of petroleum and natural gas related activities, including the exploration, development, production and marketing of crude oil and natural gas; the refining of crude oil and petroleum products, as well as the production and marketing of basic petrochemical products, derivative chemical products and other chemical products; the marketing of refined oil products and trading; and the transmission of natural gas, crude oil and refined oil products as well as the sale of natural gas.

Currently, substantially all of our crude oil and natural gas reserves and production-related assets are located in China. Our exploration, development and production activities commenced in the early 1950s. Over more than six decades, we have conducted crude oil and natural gas exploration activities in many regions of China.

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

In the year ended December 31, 2012, we imported approximately 465.6 million barrels of crude oil, as compared to 441.2 million barrels and 359.1 million barrels of crude oil in the years ended December 31, 2011 and 2010, respectively.

We were established as a joint stock company with limited liability under the Company Law of the PRC on November 5, 1999 as part of a restructuring in which CNPC transferred to us most of the assets and liabilities of CNPC relating to its exploration and production, refining and marketing, chemicals and natural gas businesses.

On April 7, 2000, we completed a global offering of H Shares and ADSs. In September 2005, we completed a follow-on offering of over 3 billion H Shares at the price of HK$6.00 per share. In October 2007, we issued 4 billion A Shares at an issue price of RMB16.7 per share. The A Shares were listed on the Shanghai Stock Exchange on November 5, 2007. As of December 31, 2012, CNPC beneficially owned 158,325,211,528 shares in PetroChina, which include 291,518,000 H Shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC, representing approximately 86.507% of the share capital of PetroChina.

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

The following chart illustrates our corporate organization structure as of December 31, 2012.

(1)	Indicates approximate shareholding.
(2)

Indicates approximate shareholding, including the 291,518,000 H Shares indirectly held by CNPC as of December 31, 2012 through Fairy King Investments Limited, a wholly owned overseas subsidiary of CNPC.

(3)

Includes PetroChina Planning & Engineering Institute, PetroChina Exploration & Development Research Institute, IT Service Center, PetroChina Petrochemical Research Institute and several other companies.

Acquisitions

On October 16, 2011, we entered into a joint venture agreement with Beijing Enterprises Group Company Limited and Hebei Natural Gas Company Limited for the formation of a joint venture named PetroChina Jingtang LNG Co., Ltd., or Jingtang LNG, in Tangshan City, Hebei Province. Jingtang LNG was incorporated in September 2012 with a registered capital of RMB2,600 million. We will contribute approximately RMB1,326 million to Jingtang LNG for its 51% equity interest. The capital injection will be completed by October 2013.

In addition, we have launched a series of overseas acquisitions, for example:

In May 2012, we, jointly with Shell Canada Limited, Korea Gas Corporation, or KOGAS, and Mitsubishi Corporation invested in a project to build and operate an LNG export terminal with an annual capacity of 12 million tons in Kitimat, British Columbia, Canada. We hold 20% equity interest in the project. Shell Canada Limited has a 40% equity interest in the project while each of KOGAS and Mitsubishi Corporation holds a 20% interest.

On July 25, 2012, we entered into an agreement with Qatar Petroleum and GDF Suez Qatar to acquire 40% of the exploration and production rights from GDF Suez Qatar under Qatar Petroleum’s exploration and production sharing agreement for Block 4, an offshore block located north of Qatar Peninsula. GDF Suez Qatar will continue to be the operator of the block with its 60% stake. We completed the transaction on July 31, 2012. For the remaining exploration period under the said exploration and production sharing agreement, we will pay GDF Suez Qatar 10% of the drilling costs incurred since the effectiveness of the said exploration and production sharing agreement as consideration of our access to Block 4. Such payment in total shall not exceed US$10 million.

On August 1, 2012, we entered into an agreement with Molopo Energy to purchase its coal seam gas assets in Queensland for AUD43 million. We completed this transaction on November 1, 2012.

On December 13, 2012, we entered into an agreement with Encana Corp. to form a joint venture to develop unconventional natural gas in the Duvernay property in Alberta, Canada. We will pay a total consideration of C$2.2 billion for a 49.9% equity interest in the joint venture and Encana will act as the operator.

On February 20, 2013, we entered into a series of agreements with ConocoPhillips to acquire 20% interest in the Poseidon offshore discovery in the Browse Basin and 29% interest in the Goldwyer Shale onshore Canning Basin, for total consideration of US$369 million. The transaction is subject to relevant government approvals and the consent of the project partners.

Exploration and Production

We engage in crude oil and natural gas exploration, development and production. Substantially all of our total estimated proved crude oil and natural gas reserves are located in China, principally in northeastern, northern, southwestern and northwestern China. Meanwhile, we have been further extending our overseas cooperation and our strategic layout in five major overseas oil and gas cooperation regions has been substantially completed. In the year ended December 31, 2012, the crude oil and natural gas produced by us at overseas regions accounted for 12.4% and 5.4% of our total production of crude oil and natural gas, respectively.

We currently hold exploration and exploitation licenses for oil and gas (including coal seam gas) covering a total area of approximately 417.5 million acres, consisting of the exploration licenses covering a total area of approximately 394.9 million acres and the exploitation licenses covering a total area of approximately 22.6 million acres.

To further develop our crude oil and natural gas businesses, we have obtained oil and gas exploration licenses covering an area of 41.76 million acres in South China Sea. The crude oil and natural gas exploration in that area is currently under way.

The following table sets forth the financial and operating data of our exploration and production segment for each of the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,
	2010	2011	2012
Revenue (RMB in millions)	544,884	774,777	789,818
Income from operations (RMB in millions)	153,703	219,539	214,955
Proved developed and undeveloped reserves
Crude oil (million barrels )	11,277.7	11,128.2	11,018.0
Natural gas (Bcf)	65,502.7	66,653.0	67,581.2
Production
Crude oil (million barrels )	857.7	886.1	916.5
Natural gas for sale (Bcf)	2,221.2	2,396.4	2,558.8

Reserves

Our estimated proved reserves as of December 31, 2012 totaled approximately 11,018.0 million barrels of crude oil and approximately 67,581.2 Bcf of natural gas. As of December 31, 2012, proved developed reserves for crude oil and natural gas accounted for 67.1% and 46.8% of our total proved crude oil and natural gas reserves, respectively. Total proved hydrocarbon reserves on a BOE basis increased by 0.2% from approximately 22,237.0 million BOE as of December 31, 2011 to approximately 22,281.5 million BOE as of December 31, 2012, taking account of our overseas crude oil reserves of 799.1 million barrels and overseas natural gas reserves of 1,135.1 Bcf, totaling 988.3 million BOE. Natural gas as a percentage of total proved hydrocarbon reserves increased from 50.0% as of December 31, 2011 to 50.6% as of December 31, 2012.

We prepared our reserve estimates as of December 31, 2010, 2011 and 2012 on the basis of reports prepared by independent engineering consultants, namely DeGolyer and MacNaughton, Gaffney, Cline & Associates (Consultants) Pte Ltd, Gaffney, Cline & Associates, Inc. and McDaniel & Associates Consultants, Ltd. Our reserve estimates include only crude oil and natural gas which we believe can be reasonably produced within the current terms of our production licenses or within the terms of the licenses which we are reasonably certain can be renewed. See “Regulatory Matters — Exploration Licenses and Production Licenses” for a discussion of our production licenses. Also see “Item 3 — Key Information — Risk Factors” for a discussion of the uncertainty inherent in the estimation of proved reserves.

Our reserve data for 2010, 2011 and 2012 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective on January 1, 2010 and for annual reports for accounting periods ending on or after December 31, 2009.

Internal Controls Over Reserves Estimates

We have appointed a Reserve Assessment Directing Team, or the RAD Team. The leader of the RAD Team is our Vice President in charge of our upstream business.

We have established a special reserve management department in our exploration and production segment. Each of the officers and employees of that department has over 20 years’ experience in oil industry and over 10 years’ experience in SEC-guided reserve assessment. Many members of that department have national-level registered qualifications in reserve expertise. Each regional company has established a reserve management committee and a multi-disciplinary reserve research office. Mr. Wu Guogan, the general geologist of our exploration and production segment, is in charge of the reserve estimation of the company. Mr. Wu holds a doctor’s degree in petroleum geology. He has over 25 years of working experience in oil and gas exploration and development. He has been working in reserve study and management for many years and is a state-certified reserve valuer. Mr. Wu has been the technical person primarily responsible for overseeing the preparation of the reserves estimates, oil and gas reserve estimation technology and management for several years. The reserve research offices of the regional companies are responsible for the calculation of the newly discovered reserves and updating of the assessment of the existing reserves. The results of our oil and gas reserve assessment are subject to a two-level review by both the regional companies and our exploration and production company and the final examination and approval of the RAD Team.

In addition, we commissioned independent assessment firms to independently reassess our annually assessed proved reserves in accordance with relevant SEC rules. We disclose the proved reserves so assessed by the independent assessment firms pursuant to relevant SEC requirements.

Third-Party Reserve Report

We commissioned DeGolyer and MacNaughton, an independent petroleum engineering consulting firm based in the United States, to carry out an independent assessment of our reserves in China and certain other countries as of December 31, 2010, 2011 and 2012. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in our company. The fees of DeGolyer and MacNaughton are not contingent on the results of its evaluation.

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

We also commissioned Gaffney, Cline & Associates (Consultants) Pte Ltd., as independent reserve auditors, to carry out an independent assessment of our reserves estimation and valuation in certain countries such as Algeria, Chad and Kazakhstan as of December 31, 2010, 2011 and 2012. Gaffney, Cline & Associates (Consultants) Pte Ltd’s senior partners, officers, and employees have no direct or indirect financial interest in either our company or our affiliated companies. Gaffney, Cline & Associates (Consultants) Pte Ltd’s remuneration was not in any way contingent upon reported reserve estimates.

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

We also commissioned Gaffney, Cline & Associates, Inc. (Houston Office), an independent engineering consultancy based in Houston, to carry out an independent assessment of our reserves estimation and valuation in certain projects in Iraq as of December 31, 2012. Gaffney, Cline & Associates, Inc. offers extensive consulting services to the energy sector as the regional headquarters of northern, central and southern America for Gaffney,

Cline & Associates. Gaffney, Cline & Associates, Inc. does not have any financial interest, including stock ownership, in our company. The fees of Gaffney, Cline & Associates Inc. (Houston Office) are not contingent on the results of its evaluation.

Mr. Sakowski is the project manager for the Iraq reserves evaluation project of Gaffney, Cline & Associates, Inc. (Houston Office). He is a mechanical engineer and holds a master’s degree in project management. Mr. Sakowski is a member of the Society of Petroleum Engineers, or SPE, and Alberta APEGGA. He has nearly 35 years’ international experience in the oil and gas industry, and has managed numerous oil field research, reserves evaluation and asset appraisal projects.

We commissioned McDaniel &Associates Consultants Ltd., an independent engineering consulting firm based in Canada specializing in geological studies, reserves evaluations, resource assessments, economic evaluations and petroleum engineering studies, to carry out an independent assessment of our reserves in Kazakhstan as of December 31, 2012. McDaniel & Associates Consultants Ltd. does not have any financial interest, including stock ownership, in our company. The fees of McDaniel &Associates Consultants Ltd. are not contingent on the results of its evaluation.

Mr. Bryan Emslie, the Senior Vice President of McDaniel & Associates Consultants Ltd., is responsible for supervising the preparation of our reserve report. Mr. Bryan Emslie is a member of the Society of Petroleum Evaluation Engineers, or SPEE, and SPE. He has over 30 years’ experience in oil and gas reservoir evaluation.

For detailed information about our net proved reserves estimates, please refer to the summary reports of DeGolyer and MacNaughton, Gaffney, Cline & Associates (Consultants) Pte Ltd., Gaffney, Cline & Associates, Inc. (Houston Office), and McDaniel & Associates Consultants Ltd. filed hereto as exhibits 15.1, 15.2, 15.3 and 15.4 of this annual report.

The following table sets forth our estimated proved reserves (including proved developed reserves and proved undeveloped reserves), proved developed reserves and proved undeveloped reserves of crude oil and natural gas as of December 31, 2010, 2011 and 2012.

	Crude Oil	Natural Gas(1)	Combined
	(Millions of barrels)	(Bcf)	(BOE, in millions)
Proved developed and undeveloped reserves
Reserves as of December 31, 2010	11,277.7	65,502.7	22,194.8
Revisions of previous estimates	(75.7)	(751.5)	(200.8)
Extensions and discoveries	746.1	4,298.3	1,462.4
Improved recovery	66.3	—	66.3
Sale	(0.1)	(0.1)	(0.1)
Production for the year	(886.1)	(2,396.4)	(1,285.6)
Reserves as of December 31, 2011	11,128.2	66,653.0	22,237.0
Revisions of previous estimates	(16.3)	(2,730.5)	(471.2)
Extensions and discoveries	736.5	6,217.5	1,772.7
Improved recovery	86.1	—	86.1
Production for the year	(916.5)	(2,558.8)	(1,343.1)
Reserves as of December 31, 2012	11,018.0	67,581.2	22,281.5
Proved developed reserves
As of December 31, 2010	7,605.4	31,102.4	12,789.1
As of December 31, 2011	7,458.3	32,329.4	12,846.5
As of December 31, 2012	7,395.7	31,606.5	12,663.4
Proved undeveloped reserves
As of December 31, 2010	3,672.3	34,400.3	9,405.7
As of December 31, 2011	3,669.9	34,323.6	9,390.5
As of December 31, 2012	3,622.3	35,974.7	9,618.1

(1)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

Our proved undeveloped reserves were 9,618.1 million BOE in 2012. The main changes in our proved undeveloped reserves in 2012 include (i) the conversion of 1,375.9 million BOE of proved undeveloped reserves into proved developed reserves; and (ii) an increase of 1,603.5 million BOE in proved undeveloped reserves through extensions and discoveries as well as revisions of previous data as a result of improved discoveries. In 2012, we spent RMB164,712 million on developing proved undeveloped reserves. The overwhelming majority of our proved undeveloped reserves are situated around the oil fields that are currently producing. The majority of our proved undeveloped reserves are already scheduled for development within five years after initial booking.

Some of our natural gas proved undeveloped reserves are being developed more than five years after their initial disclosure primarily due to the effect of long-term natural gas supply contracts. The sale of natural gas produced from our reserves located in China is subject to our long-term contractual obligations to provide a stable supply of natural gas to customers. We sell all of the natural gas through our pipelines and under long-term supply arrangements with customers.

There are mainly two types of long-term supply arrangements. The first is multi-years supply contracts with terms ranging from 20 to 30 years that can be extended upon mutual agreement. The second type is renewable annual contracts. Majority of the natural gas produced from our gas fields in China is put into our nationwide, long-range pipeline system and sold to customers who have entered into multi-years supply contracts with us in the areas where the long-range pipeline system covers. A small portion of the natural gas produced by our company is put into local or internal pipeline systems and sold to customers in the areas adjacent to the company’s gas fields. These customers typically have formed de-facto long-term relationships with our company over the years and enter into supply contracts with us before the yearend to determine the amount of gas to be purchased for the next year, with such contracts being renewed every year. In general, our supply relationships with customers under the annual contracts have existed for more than ten years.

Mainly as a result of our contractual obligations to ensure long-term stable supply of natural gas to customers, we must maintain a relatively large amount of proved undeveloped natural gas reserves and develop them over an extended period of time, and in some cases longer than five years.

The following tables set forth our crude oil and natural gas proved reserves and proved developed reserves by region as of December 31, 2010, 2011 and 2012.

	As of December 31,
	2010		2011		2012
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
	(Millions of barrels)
Crude oil reserves
Daqing	3,178.1	2,533.4	2,925.2	2,296.3	2,697.1	2,078.1
Changqing	1,946.8	1,310.5	2,097.3	1,439.8	2,257.7	1,623.2
Xinjiang	1,418.6	1,109.6	1,477.0	1,081.5	1,512.5	1,050.2
Other regions(1)	4,734.2	2,651.9	4,628.7	2,640.7	4,550.7	2,644.2

Total	11,277.7	7,605.4	11,128.2	7,458.3	11,018.0	7,395.7

	As of December 31,
	2010		2011		2012
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
	(bcf)
Natural gas reserves(2)
Changqing	21,244.4	10,853.4	22,113.1	11,446.7	22,521.1	11,111.9
Tarim	19,147.7	7,822.9	19,270.8	7,148.3	20,250.4	7,939.3
Sichuan	10,512.5	2,814.8	10,938.1	4,339.7	10,976.7	3,270.3
Other regions(1)	14,598.1	9,611.3	14,331.0	9,394.7	13,833.0	9,285.0

Total	65,502.7	31,102.4	66,653.0	32,329.4	67,581.2	31,606.5

(1)	Represents other oil regions in China and our overseas oil and gas fields.
(2)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

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

The following table sets forth the number of wells we drilled, or in which we participated, and the results thereof, for the periods indicated.

Year		Daqing	Xinjiang	Changqing	Others(1)	Total
2010
	Net exploratory wells drilled(2)	157	169	680	634	1,640
	Crude oil	146	131	431	342	1,050
	Natural gas	1	1	100	61	163
	Dry(3)	10	37	149	231	427
	Net development wells drilled(2)	5,073	1,323	7,754	3,477	17,627
	Crude oil	5,024	1,312	7,106	3,083	16,525
	Natural gas	27	11	542	348	928
	Dry(3)	22	—	106	46	174
2011
	Net exploratory wells drilled(2)	258	197	697	643	1,795
	Crude oil	231	153	381	344	1,109
	Natural gas	7	4	72	96	179
	Dry(3)	20	40	244	203	507
	Net development wells drilled(2)	4,664	1,554	8,298	3,762	18,278
	Crude oil	4,626	1,547	7,076	3,328	16,577
	Natural gas	25	7	1,089	403	1,524
	Dry(3)	13	—	133	31	177
2012
	Net exploratory wells drilled(2)	178	129	737	707	1,751
	Crude oil	163	84	434	313	994
	Natural gas	8	—	129	229	366
	Dry(3)	7	45	174	165	391
	Net development wells drilled(2)	4,498	2,018	9,289	4,127	19,932
	Crude oil	4,464	2,012	8,098	3,052	17,626
	Natural gas	10	6	1,050	1,030	2,096
	Dry(3)	24	—	141	45	210

(1)	Represents the Liaohe, Jilin, Huabei, Dagang, Sichuan, Tarim, Tuha, Qinghai, Jidong, Yumen, Zhejiang, southern and other oil regions.
(2)	“Net” wells refer to the wells after deducting interests of others. No third parties own any interests in any of our wells.
(3)	“Dry” wells are wells with insufficient reserves to sustain commercial production.

We had 474 wells in the process of being drilled and 11,118 wells with multiple completions as of December 31, 2012.

Oil-and-Gas Properties

The following table sets forth our interests in developed and undeveloped acreage by oil region and in productive crude oil and natural gas wells as of December 31, 2012.

			Acreage(1)
	Productive Wells(1)		Developed		Undeveloped
Oil Region	Crude Oil	Natural Gas	Crude Oil	Natural Gas	Crude Oil	Natural Gas
	(Thousands of acres)
Daqing	63,382	187	956.40	94.78	600.08	104.11
Changqing	44,624	6,531	755.55	3,013.70	587.59	3,685.30
Xinjiang	25,861	89	371.65	65.10	129.54	18.10
Other regions(2)	64,926	3,040	1,416.09	857.18	734.50	1,030.34

Total	198,793	9,847	3,499.69	4,030.76	2,051.71	4,837.85

(1)	Includes all wells and acreage in which we have an interest. No third parties own any interests in any of our wells or acreage.
(2)	Represents the Liaohe, Jilin, Huabei, Dagang, Sichuan, Tarim, Tuha, Qinghai, Jidong, Yumen, Zhejiang, southern and other oil regions.

Production

The following table sets forth our historical average net daily crude oil and natural gas production by region and our average sales price for the periods ended December 31, 2010, 2011 and 2012.

	For the Year Ended December 31,			% of 2012 Total
	2010	2011	2012
Crude oil production(1)
(thousands of barrels per day, except percentages or otherwise indicated)
Daqing	805.6	804.4	799.3	31.9
Changqing	369.3	405.2	456.4	18.2
Xinjiang	220.5	220.7	222.7	8.9
Other(2)	954.3	997.4	1,025.8	41.0

Total	2,349.7	2,427.7	2,504.2	100.0

Annual production (million barrels)	857.7	886.1	916.5
Average sales price (US$ per barrel)	72.93	104.20	103.65

Natural gas production(1)(3)
(millions of cubic feet per day, except percentages or otherwise indicated)
Tarim	1,674.2	1,548.7	1,739.2	24.9
Changqing	1,579.8	2,122.9	2,421.5	34.6
Sichuan	1,387.2	1,296.8	1,198.6	17.1
Other(4)	1,444.2	1,597.1	1,632.1	23.4

Total	6,085.4	6,565.5	6,991.4	100.0

Annual production (Bcf)	2,221.2	2,396.4	2,558.8
Average realized price (US$ per Mcf)(5)	4.00	4.74	5.04

(1)	Production volumes for each region include our share of the production from all of our cooperative projects with foreign companies in that region.
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

(5)	For natural gas citygate price, please refer to “Item 5 — Operating and Financial Review and Prospects — Overview”.

In 2012, we supplied a substantial majority of our total crude oil sales to our refineries. We entered into a crude oil mutual supply framework agreement with Sinopec on January 1, 2013 for the supply of crude oil to each other’s refineries in 2013. Under this agreement, we agreed in principle to supply 4.68 million tons of crude oil to Sinopec in 2013. For the years ended December 31, 2010, 2011 and 2012, the average lifting costs of our crude oil and natural gas production were US$9.97 per BOE, US$11.23 per BOE and US$11.74 per BOE, respectively.

Principal Oil and Gas Regions

Daqing Oil Region

The Daqing oil region, our largest oil and gas producing property, is located in the Songliao basin and covers an area of approximately one million acres. In 2010, 2011 and 2012, our crude oil production volume in the Daqing oil region was 805.6 thousand barrels per day, 804.4 thousand barrels per day and 799.3 thousand barrels per day, respectively. As of December 31, 2012, we produced crude oil from 37 fields in the Daqing oil region.

As of December 31, 2012, our proved crude oil reserves in the Daqing oil region were 2,697.1 million barrels, representing 24.5% of our total proved crude oil reserves. As of December 31, 2010 and 2011, the proved crude oil reserves in our Daqing oil region were 3,178.1 million barrels and 2,925.2 million barrels, respectively. In 2012, the crude oil reserve-to-production ratio of the Daqing oil region was 9.1 years.

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

As of December 31, 2012, our proved crude oil reserves in the Xinjiang oil region were 1,512.5 million barrels, representing 13.7% of our total proved crude oil reserves. In 2012, our oil fields in the Xinjiang oil region produced an average of 222.7 thousand barrels of crude oil per day, representing approximately 8.9% of our total daily crude oil production. In 2012, the crude oil reserve-to-production ratio at the Xinjiang oil region was 18.6 years.

Sichuan Gas Region

We began natural gas exploration and production in Sichuan in the 1950s. The Sichuan gas region covers a total area of approximately 2.3 million acres. The natural gas reserve-to-production ratio in the Sichuan gas region was approximately 25.0 years in 2012. As of December 31, 2012, we had 114 natural gas fields under development in the Sichuan gas region.

As of December 31, 2012, our proved natural gas reserves in the Sichuan gas region were 10,976.7 Bcf, representing 16.2% of our total proved natural gas reserves and an increase of 0.4% from 10,938.1 Bcf as of December 31, 2011. In 2012, our natural gas production for sale in the Sichuan gas region reached 438.7 Bcf, representing 17.1% of our total natural gas production for sale.

Changqing Oil and Gas Region

The Changqing oil and gas region covers parts of Shaanxi Province and Gansu Province and the Ningxia and Inner Mongolia Autonomous Regions. As of December 31, 2012, our proved crude oil reserves in the Changqing oil region were 2,257.7 million barrels, representing 20.5% of our total proved crude oil reserves. In 2012, our crude oil production in the Changqing oil region were an average of 456.4 thousand barrels per day, representing approximately 18.2% of our total daily crude oil production. In 2012, the crude oil reserve-to-production ratio at the Changqing oil region was 13.5 years.

In the early 1990s, we discovered the Changqing gas region, which had total estimated proved natural gas reserves of 22,521.1 Bcf as of December 31, 2012, representing 33.3% of our total proved natural gas reserves. In January 2001, we discovered the Silage gas field in Changqing gas region, which had total estimated proved natural gas reserves of 10,050.6 Bcf as of December 31, 2012. Sulige gas field is currently the largest gas field in China. In 2012, we produced 886.3 Bcf of natural gas for sale in the Changqing oil and gas region, representing an increase of 14.4% from 774.9 Bcf in 2011.

Tarim Oil and Gas Region

The Tarim oil and gas region is located in the Tarim basin in northwestern China with a total area of approximately 590,000 acres. In 1998, we discovered the Kela 2 natural gas field in the Tarim oil and gas region. As of December 31, 2012, the proved natural gas reserves in the Tarim oil and gas region reached 20,250.4 Bcf, representing 30% of our total proved natural gas reserves.

In 2012, we produced 636.6 Bcf of natural gas for sale in the Tarim oil and gas region. We have completed the construction of the pipelines to deliver natural gas in the Tarim oil and gas region to the central and eastern regions of China where there is strong demand for natural gas transmitted through our West-East Gas Pipeline. See “— Natural Gas and Pipeline — Natural Gas Transmission Infrastructure” for a discussion of our West-East Gas Pipeline.

Refining and Chemicals

We now operate 29 enterprises located in nine provinces, four autonomous regions and three municipalities to engage in refining of crude oil and petroleum products, as well as the production and marketing of basic petrochemical products, derivative chemical products and other chemical products.

The following table sets forth the financial and operating data of our refining and chemicals segment for each of the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,
	2010	2011	2012
Revenue (RMB in millions)	664,773	847,711	883,218
Income/(loss) from operations (RMB in millions)	7,847	(61,866)	(43,511)
Crude oil processed (million barrels)	903.9	984.6	1,012.5
Crude oil primary distillation capacity (million barrels/year)	1,082.9	1,129.0	1,160.8
Production of refined oil products (thousand tons)	79,448	87,150	91,016

Refining

Refined Products

We produce a wide range of refined products at our refineries. Some of the refined products are for our internal consumption and used as raw materials in our petrochemical operation. The table below sets forth production volumes for our principal refined products for each of the years ended December 31, 2010, 2011 and 2012.

	Year Ended December 31,
Principal Product	2010	2011	2012
	(In thousands of tons)
Diesel	53,745	59,040	59,227
Gasoline	23,308	25,447	28,381
Kerosene	2,395	2,663	3,408
Lubricants	1,607	1,573	1,838
Fuel oil	4,131	3,717	3,874
Naphtha	10,016	10,301	9,876

Our Refineries

Most of our refineries are strategically located close to our crude oil production and storage bases, along our crude oil and refined product transmission pipelines and railways, which provide our refineries with secure supplies of crude oil and facilitate our distribution of refined products to the domestic markets. In 2012, our major progress in construction of new refineries and upgrading of existing refines including completing the construction of a refinery in Sichuan Province, commencing the construction of a new refinery in Guangdong Province, commencing on schedule the operation of the refinery and ethylene projects at Daqing Petrochemical and Fushun Petrochemical and the capacity expansion project at Hohhot Petrochemical. In each of the years ended December 31, 2010, 2011 and 2012, our exploration and production operations supplied approximately 69.1%, 64.9% and 66.3%, respectively, of the crude oil processed in our refineries.

The table below sets forth certain operating statistics regarding our refineries as of December 31, 2010, 2011 and 2012.

	As of December 31,
	2010	2011	2012
Primary distillation capacity(1) (thousand barrels per day)
Lanzhou Petrochemical	212.6	212.6	212.6
Dalian Petrochemical	415.0	415.0	415.0
Fushun Petrochemical	236.9	236.9	236.9
Dushanzi Petrochemical	202.4	202.4	202.4
Guangxi Petrochemical	202.4	202.4	202.4
Jilin Petrochemical	198.4	198.4	198.4
Other refineries	1,499.0	1,625.6	1,712.6

Total	2,966.7	3,093.3	3,180.3

Refining throughput (thousand barrels per day)
Lanzhou Petrochemical	209.3	213.2	202.3
Dalian Petrochemical	331.1	302.8	329.1
Fushun Petrochemical	181.9	134.7	152.2
Dushanzi Petrochemical	176.8	169.5	180.7
Guangxi Petrochemical	55.2	183.5	174.1
Jilin Petrochemical	146.6	185.0	168.5
Other refineries	1,375.5	1,508.7	1,559.6

Total	2,476.4	2,697.4	2,766.5

(1)	Represents the primary distillation capacity of crude oil and condensate.

In each of the years ended December 31, 2010, 2011 and 2012, the average utilization rate of the primary distillation capacity at our refineries was 91.3%, 92.0% and 90.1%, respectively, and the average yield for our four principal refined products (gasoline, kerosene, diesel and lubricants) at our refineries was 66.3%, 66.6% and 67.8%, respectively. “Yield” represents the number of tons of a refined product expressed as a percentage of the number of tons of crude oil from which that product is processed. In each of the years ended December 31, 2010, 2011 and 2012, the yield for all refined products at our refineries was 93.5%, 94.0% and 93.8%, respectively.

Dalian Petrochemical, Lanzhou Petrochemical, Dushanzi Petrochemical, Jilin Petrochemical, Fushun Petrochemical and Guangxi Petrochemical were our leading refineries in terms of both primary distillation capacity and refining throughput in 2012.

To maintain effective operations of our facilities and lower production costs, we have endeavored to achieve the most cost-efficient proportions of various types of crude oil in our refining process. We purchase a portion of our crude oil requirements from third-party international suppliers located in different countries and regions. As a result, in 2012, we purchased a small amount of crude oil, through independent suppliers, from certain countries on the U.S. sanction list, such as Sudan. The crude oil so purchased was mingled with crude oil from other sources during the refining process.

Chemicals

Most of our chemical plants are near to our refineries and are also connected with the refineries by pipelines, providing additional production flexibility and opportunities for cost competitiveness. Our exploration and production and natural gas and pipeline operations supply substantially all of the hydrocarbon feedstock requirements for our chemicals operations.

Our Chemical Products

The table below sets forth the production volumes of our principal chemical products for each of the years ended December 31, 2010, 2011 and 2012.

	Year Ended December 31,
	2010	2011	2012
	(In thousand tons)
Basic petrochemicals
Propylene	3,491	3,807	4,074
Ethylene	3,615	3,467	3,690
Benzene	1,247	1,510	1,627
Derivative petrochemicals
Synthetic resin	5,550	5,690	6,089
Other synthetic fiber raw materials and polymer	1,985	2,031	1,595
Synthetic rubber	619	606	633
Other chemicals
Urea	3,764	4,484	4,408

We are one of the major producers of ethylene in China. We use the bulk of the ethylene we produce as a principal feedstock for the production of many chemical products, such as polyethylene. As of December 31, 2012, our annual ethylene production capacity was 5,110 thousand tons. Our production volume of ethylene increased by 6.4 % from 3,467 thousand tons in 2011 to 3,690 thousand tons in 2012. The ethylene projects at Fushun Petrochemical and Daqing Petrochemical were completed and put into operation in the fourth quarter of 2012.

We produce a number of synthetic resin products, including polyethylene, polypropylene and ABS. As of December 31, 2012, our production capacities for polyethylene, polypropylene and ABS were 4,462 thousand tons, 3,749 thousand tons and 495 thousand tons, respectively. Currently, there is a large domestic demand for polyolefin and ABS. We intend to increase the production, and improve the quality, of these products. We are building new production facilities with new technology for the production of these products in Sichuan Petrochemical, Jilin Petrochemical and other branch companies to meet this target.

Marketing of Chemicals

Our chemical products are distributed to a number of industries that manufacture components used in a wide range of applications, including automotive, construction, electronics, medical manufacturing, printing, electrical appliances, household products, insulation, packaging, paper, textile, paint, footwear, agriculture and furniture industries.

The following table sets forth the sales volumes of our chemical products by principal product category for each of the years ended December 31, 2010, 2011 and 2012.

	Year Ended December 31,
Product	2010	2011	2012
	(In thousands tons)
Derivative petrochemicals
Synthetic resin	5,431.4	5,625.9	5,980.4
Synthetic fiber	140.5	108.7	107.4
Synthetic rubber	628.6	605.0	661.4
Intermediates	5,109.7	6,774.1	8,201.0
Other chemicals
Urea	3,445.0	4,226.6	4,303.6

In each of the years ended December 31, 2010, 2011 and 2012, our capital expenditures for our refining and chemicals segment were approximately RMB44,242 million, RMB42,781 million and RMB36,009 million, respectively. These capital expenditures were incurred primarily in connection with the expansion of our refining facilities and the upgrading of our product quality and the construction of large ethylene projects. In addition, we have also focused on enhancing our processing technologies and methods. These efforts have enabled us to improve the quality of refined products at our refineries, particularly that of gasoline and diesel. We believe that our refined products are capable of meeting product specification and environmental protection requirements as set by the PRC government.

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

The following table sets forth the financial and operating data of our marketing segment for each of the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,
	2010	2011	2012
Revenue (RMB in millions)	1,134,534	1,693,130	1,890,558
Income from operations (RMB in millions)	15,956	20,653	16,391
External sales volume of refined oil products (thousand tons)	120,833	145,532	153,277

We market a wide range of refined products, including gasoline, diesel, kerosene and lubricants, through an extensive network of sales personnel and independent distributors and a broad wholesale and retail distribution system across China. As of December 31, 2012, our marketing network consisted of:

•

Numerous nationwide wholesale distribution outlets. All of these outlets are located in high demand areas such as economic centers across China, particularly in the coastal areas, along major railways and along the Yangtze River; and

•	19,840 service stations, consisting of 19,296 service stations owned and operated by us and 544 franchise service stations owned and operated by third parties.

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

The following table sets forth our sales volumes of diesel, gasoline, kerosene and lubricants for each of the years ended December 31, 2010, 2011 and 2012.

	Year Ended December 31,
Product	2010	2011	2012
	(In thousands tons)
Diesel	77,789	91,787	94,515
Gasoline	36,328	43,967	47,407
Kerosene	6,716	9,778	11,355
Lubricants	1,703	1,761	2,104

Wholesale Marketing

We sell refined products both directly and through independent distributors into various wholesale markets, as well as to utility, commercial, petrochemical, aviation, agricultural, fishery and transportation companies in China. Our gasoline and diesel sales also include the amount we transferred to our retail operations.

Retail Marketing

The weighted average sales volume of gasoline and diesel per business day at our service station network was 11.0 tons per service station in 2010, 11.1 tons per service station in 2011 and 11.1 tons per service station in 2012.

Capital expenditures for the marketing segment for the years ended December 31, 2010, 2011 and 2012 amounted to RMB15,793 million, RMB15,136 million and RMB14,928 million, respectively, which were used mainly for the construction of sales network facilities including service stations and oil storage tanks.

Natural Gas and Pipeline

We are China’s largest natural gas transporter and seller in terms of sales volume. We sell natural gas primarily to industrial companies, power plants, fertilizer and chemical companies, commercial users and municipal utilities owned by local governments. In addition, we also conduct the operation of crude oil and refined product transmission in the natural gas and pipeline segment.

The following table sets forth the financial and operating data of our natural gas and pipeline segment for each of the years ended December 31, 2010, 2011 and 2012:

	As of December 31 or Year Ended December 31,
	2010	2011	2012
Revenue (RMB in millions)	117,043	173,058	202,196
Income (loss) from operations (RMB in millions)	20,415	15,530	(2,110)
Total length of natural gas pipelines (km)	32,801	36,116	40,995
Total length of crude oil pipeline (km)	14,782	14,782	16,344
Total length of refined oil products pipeline (km)	9,257	9,334	9,437
Total volume of natural gas sold(1) (Bcf)	2,225.2	2,658.5	3,015.5

(1)	Represents the natural gas sold to third parties

Our Principal Markets for Natural Gas

In 2012, in addition to satisfying the demand of the northwestern, central and northeastern regions of China, we sold our natural gas mainly to the northern, eastern and southeastern regions of the PRC.

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

Shanghai Municipality, Jiangsu Province, Zhejiang Province and Anhui Province located in Yangtze River Delta of eastern China, and Henan Province and Hubei Province located in the central China have become our significant natural gas markets.

We have entered into contracts to provide approximately 3,777 Bcf of natural gas to certain users in 2013. However, the committed quantity of supply may be adjusted by us and the users in the course of the performance of the contracts in light of the actual situation.

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

Natural Gas Transmission Infrastructure

As of December 31, 2012, we owned and operated approximately 40,995 kilometers of natural gas pipelines in China. Our natural gas pipelines represent the vast majority of China’s onshore natural gas pipelines. Our existing natural gas pipelines form a national trunk network for natural gas supply and the regional natural gas supply networks in northwestern, southwestern, northern and central China as well as the Yangtze River Delta.

The First West-East Gas Pipeline

The construction of the First West-East Gas Pipeline commenced officially in July 2002 and was entirely completed and put into operation on October 1, 2004. The main line of our West-East Gas Pipeline links our natural gas fields in Xinjiang and Changqing with Henan Province, Anhui Province, Jiangsu Province, Shanghai Municipality and other areas in the Yangtze River Delta. It is designed to mainly transmit the natural gas produced at Tarim oil region to Henan, Anhui, Jiangsu, Zhejiang and Shanghai. The First West-East Gas Pipeline includes one main line, three branch lines and two underground storage facilities, with a total length of 6,426 kilometers, of which the main line has a total length of 3,843.5 kilometers. The First West-East Gas Pipeline has a designed annual throughput capacity of 600.4 Bcf.

The Second West-East Gas Pipeline

In February 2008, we commenced the construction of the Second West-East Gas Pipeline. The west section of the Second West-East Gas Pipeline was put into operation in December 2009. In June 2011, the east section was put into operation. By the end of 2012, the main line and branch lines as well as the Hong Kong branch line of the Second West-East Gas Pipeline were all completed and put into operation. The Second West-East Gas Pipeline includes one main line, eight branch lines and three underground storage facilities, with a total length of 8,704 kilometers. The main line of the Second West-East Gas Pipeline has a length of 4,978 kilometers. The western section of the main line extends from Horgos to Zhongwei with a length of 2,461 kilometers and a designed annual throughput capacity of 1,059.5 Bcf. The eastern section of the main line extends from Zhongwei to Guangzhou with a length of 2,517 kilometers and a designed annual throughput capacity of 988.8 Bcf.

In addition, we also operate other natural gas pipelines, such as the Zhong County-to-Wuhan natural gas pipeline, the first, the second and the third Shaanxi-to-Beijing natural gas pipelines and Sebei-to-Lanzhou natural gas pipelines.

Crude Oil Transportation and Storage Infrastructure

We have an extensive network for the transportation, storage and distribution of crude oil, which covers many regions of China.

As of December 31, 2012, our crude oil transportation and storage infrastructure consisted of:

•	16,344 kilometers of crude oil pipelines; and

•	crude oil storage facilities with an aggregate storage capacity of approximately 35.6 million cubic meters.

Russia to China Crude Oil Pipeline

In May 2009, we commenced the construction of the Russia to China crude oil transmission pipeline (the Mohe-to-Daqing section) upon the approval of the National Development and Reform Commission, or NDRC.

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

Refined Product Transportation and Storage Infrastructure

As of December 31, 2012, our refined product transportation and storage infrastructure includes:

•	9,437 kilometers of refined product pipelines; and

•	refined product storage facilities with a total storage capacity of approximately 32.4 million cubic meters.

The Lanzhou-to-Zhengzhou-to-Changsha Pipeline

We received the approval from the NDRC for and commenced the construction of the Lanzhou-to-Zhengzhou-to-Changsha refined oil pipeline in December 2007. The pipeline starts from Lanzhou of Gansu Province and terminates at Changsha of Hunan Province, with a total length of 3,111 kilometers, including the length of all the main lines and branch lines. We finished the construction and commenced the operation of the section from Lanzhou to Zhengzhou in April 2009 and the section from Zhengzhou to Wuhan in August 2009. We expect to finish the construction of all the main line and branch lines by May 2013.

In addition, we also operate other refined product pipelines, such as the refined product pipelines for western regions and Lanzhou-to-Chengdu-to-Chongqing refined product pipeline.

During the past three years, we have not experienced any delays in delivering natural gas, crude oil and refined products due to pipeline capacity constraints.

Competition

As an oil and gas company operating in a competitive industry, we compete in each of our business segments in both China and international markets for desirable business prospects and for customers. Our principal competitors in China are China Petroleum and Chemical Corporation, or Sinopec, including its subsidiary China National Star Petroleum Corporation, or CNSPC, and CNOOC.

Exploration and Production Operations

We are the largest onshore oil and gas company in China in terms of proved crude oil and natural gas reserves as well as crude oil and natural gas production and sales. However, we compete with other domestic oil and gas companies for the acquisition of desirable crude oil and natural gas prospects. Similarly, we face some competition in the development of offshore oil and gas resources. We believe that our experience in crude oil and natural gas exploration and production and our advanced exploration and development technologies that are suitable for diverse geological conditions in China will enable us to maintain our dominant position in discovering and developing crude oil and natural gas reserves in China.

Refining and Chemicals Operations and Marketing Operations

We compete with Sinopec in our refining and chemicals operations and marketing operations on the basis of price, quality and customer service. Most of our refineries and chemical plants are located in the northeastern and northwestern regions of China where we have the dominant market share for refined products and chemical products. We sell the remainder of our refined products and chemical products to the eastern, southern, southwestern and central-southern regions of China, where our products have a considerable market share. The eastern and southern regions of China, where refined products and chemical products are in higher demand, are important markets for our refined products and chemical products. Sinopec has a strong presence in the eastern and southern regions of China in competition with us, and most of Sinopec’s refineries, chemical plants and distribution networks are located in these regions in close proximity to these markets. Moreover, as the newly constructed facilities of CNOOC commenced operation in the same region, large quantity of chemical products have been marketed into that area. As a result, the competition has further intensified. We expect that we will continue to face competition from other competitors in our refined products and chemical products sales in these regions. See “Item 3 — Key Information — Risk Factors”.

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

Natural Gas and Pipeline Operations

We are the largest natural gas supplier in the PRC in terms of the sales volume. Currently, we face competition with Sinopec, CNOOC and coal-based natural gas producers in the supply of natural gas in Beijing Municipality, Tianjin Municipality, Hebei Province, Shanghai Municipality, Jiangsu Province, Anhui Province, Henan Province, Hubei Province, Hunan Province and the northwestern regions of China, our existing principal markets for natural gas. Currently, Sinopec has natural gas fields in Sichuan Province and Chongqing Municipality and sells natural gas to users in places such as Sichuan, Chongqing, Hunan, Jiangsu, Zhejiang and Shanghai. Further, we intend to expand our markets for natural gas into the coastal regions in southeastern China where we may face competition from CNOOC and Sinopec. We believe that our dominant natural gas resources base, our relatively advanced technologies and skills in managing long distance pipelines will enable us to continue to be a dominant player in the natural gas markets in China.

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

We anticipate that the environmental laws and regulations to which we are subject will become increasingly strict and are therefore likely to have an increasing impact on our operations. It is difficult, however, to predict accurately the effect of future developments in such laws and regulations on our future earnings and operations. Some risk of environmental costs and liabilities is inherent in certain of our operations and products, as it is with other companies engaged in similar businesses. We cannot assure you that material costs and liabilities will not be incurred. However, we do not currently expect any material adverse effect on our financial condition or results of operations as a result of compliance with such laws and regulations. We paid pollutant discharge fees of approximately RMB305 million, RMB324 million and RMB327 million in 2010, 2011 and 2012, respectively.

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

Our capital expenditures on environmental programs in 2010, 2011 and 2012 were approximately RMB1.28 billion, RMB1.65 billion and RMB1.94 billion, respectively.

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

We believe that these preventative measures have helped reduce the possibility of incidents that may result in serious casualties and environmental consequences. In addition, the adoption of these preventative measures has not required significant capital expenditures to date, and therefore, will not have a material adverse effect on our results of operations and financial condition.

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

As of December 31, 2012, CNPC obtained formal land use right certificates for 28,223 of the 28,649 parcels of land and ownership certificates for some buildings. The governmental procedures for the above-mentioned service stations located on collectively owned land have not been completed to date. We believe that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. We believe that this will not have any material adverse effect on our results of operations and financial condition.

We hold exploration and production licenses covering all of our interests in developed and undeveloped acreage, oil and natural gas wells and relevant facilities.

Intellectual Property

Our company logo “ ” is jointly owned by us and CNPC and has been used since December 26, 2004. Together with CNPC, we have applied for trademark registrations of the logo with the State Trademark Bureau of the PRC. To date, several of our applications have been approved and others are either in the process of review or public announcement phase. In addition, together with CNPC, we have applied for international trademark registration for our logo in other jurisdictions. We have received 136 International Trademark Registration Certificates for our logo covering more than 50 jurisdictions.

As of December 31, 2012, we owned approximately 5,500 patents in China and other jurisdictions. We were granted 1,600 patents in China in 2012.

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

•	The Ministry of Commerce:

•	grants the import and export volume quotas for crude oil and refined products in accordance with the market supply and demand in China as well as the WTO requirements for China;

•	issues import and export licenses for crude oil and refined products to oil and gas companies that have obtained import and export quotas; and

•	examines and approves production sharing contracts in relation to oil and coal seam gas and Sino-foreign equity and cooperative joint venture contracts.

•	The National Development and Reform Commission:

•	has the authority for industry administration, industry policy and policy coordination over China’s oil and gas industry;

•	determines mandatory minimum volumes and applicable prices of natural gas to be supplied to certain fertilizer producers;

•	publishes guidance prices for natural gas and retail highest guidance prices for certain refined products, including gasoline and diesel;

•	formulates the plan for aggregate import and export volume of crude oil and refined products in accordance with the market supply and demand in China;

•	approves significant petroleum, natural gas, oil refinery and chemical projects set forth under the Catalogs of Investment Projects Approved by the Central Government; and

•	approves Sino-foreign equity and cooperative projects exceeding certain capital amounts.

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

Applicants for exploration licenses must first register with the Ministry of Land and Resources blocks in which they intend to engage in exploration activities. The holder of an exploration license is obligated to make a progressively increasing annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. Investments range from RMB2,000 per square kilometer for the initial year to RMB5,000 per square kilometer for the second year, and to RMB10,000 per square kilometer for the third and subsequent years. Additionally, the holder has to pay an annual exploration license fee that starts at RMB100 per square kilometer for each of the first three years and increases by an additional RMB100 per square kilometer per year for subsequent years up to a maximum of RMB500 per square kilometer. The maximum term of an oil and natural gas exploration license is seven years, subject to renewal upon expiration of the original term, with each renewal being up to two years. At the exploration stage, an applicant can also apply for a progressive exploration and production license that allows the holder to test and develop reserves not yet fully proven. Upon the detection and confirmation of the quantity of reserves in a certain block, the holder must apply for a production license based on economic evaluation, market conditions and development planning in order to shift into the production phase in a timely fashion. In addition, the holder needs to obtain the right to use that block of land. Generally, the holder of a full production license must obtain a land use rights certificate for industrial land use covering that block of land.

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

On March 26, 2013, the National Development and Reform Commission, or the NDRC, promulgated the refined oil products pricing mechanism enhancement system. This is China’s second oil pricing reform after its first refined oil products price, tax and fee reform commenced on December 16, 2008. Under this new system, (i) the price adjustment period was shortened from 22 working days to 10 and the 4% limit on the price adjustment range was eliminated; (ii) the composition of the basket of crudes to which refined oil products prices are linked will be adjusted accordingly in light of the composition of the imported crudes and changes in crudes trading on the international market; and (iii) the refined oil products pricing mechanism will be further enhanced.

Chemical Products

PetroChina determines the prices of all of its chemical products based on market conditions.

Natural Gas

The citygate price of natural gas has two components: ex-factory price and pipeline transportation tariff.

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

On December 26, 2005, the NDRC reformed the mechanism for setting the ex-factory prices of domestic natural gas by changing the ex-factory prices to governmental guidance prices, and categorizing domestic natural gas into two categories. On the basis of the ex-factory price set by the government, subject to the negotiations between the seller and the buyer, the actual ex-factory price of the first category may float upward or downward up to 10%; while the actual ex-factory price of the second category may float upward up to 10% and downward to any level. The price of the first category will be adjusted to the same level as the second category within three to five years. The National Development and Reform Commission does not allow PetroChina and Sinopec to charge different prices towards internal and external enterprises. On November 10, 2007, the National Development and Reform Commission increased the ex-factory price of the industrial use natural gas by RMB400/thousand cubic meters. On June 1, 2010, the NDRC raised the median ex-factory prices of the domestic onshore natural gas and as a result of that, the median ex-factory price of all the oil and gas fields in China increased by RMB0.23/cubic meter. At the same time, the National Development and Reform Commission combined the first category and the second category median ex-factory prices of the natural gas from Dagang Oil Field, Liaohe Oil Field and Zhongyuan Oil Field, thus ending the “dual-track natural gas pricing system” as described above. In addition, the National Development and Reform Commission expanded the floating range of the median ex-factory price by allowing the median ex-factory price to float upward to 10% and downward to any level.

PetroChina negotiates the actual ex-factory price with natural gas users within the benchmark price and the adjustment range set by the government.

On December 26, 2011, the NDRC implemented a natural gas price formation mechanism pilot reform in Guangdong Province and Guangxi Zhuang Autonomous Region. In general, the approaches under this reform consist of (i) modifying the natural gas pricing method from the current cost plus pricing to the netback pricing by choosing a pricing reference point and an alternative energy to establish a price linkage mechanism between the natural gas and the alternative energy; (ii) determining the gate station natural gas price in each province (region or municipality) based on the natural gas price of the pricing reference point and by taking into account the direction of the main flows of the natural gas market resources and the pipeline transportation cost of natural gas; (iii) implementing a dynamic adjustment mechanism for the gate station natural gas price under which the gate station natural gas price will be initially adjusted on an annual basis and subsequently on a semi-annual or quarterly basis in response to the change in the price of the alternative energy; and (iv) lifting the control over the ex-works prices of non-conventional natural gas such as the shale gas, coal seam gas and coal gas to allow them to be formed through market competition.

In the fourth quarter of 2012, in order to secure a stable supply on the local natural gas market, Sichuan Province and Chongqing Municipality implemented a natural gas pricing mechanism reform and adjusted their local natural gas supply price by referring to the reform model in Guangdong Province and Guangxi Province. After such adjustment, the natural gas citygate price in Sichuan and Chongqing increased by RMB0.18/cubic meter on average.

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

Production and Marketing

Crude Oil

Each year, the National Development and Reform Commission publishes the projected target for the production and process of crude oil in China based on the domestic consumption estimates submitted by domestic producers, including but not limited to PetroChina, Sinopec and CNOOC, the production of these companies as well as the forecast of international crude oil prices. The actual production levels are determined by the producers themselves and may vary from the submitted estimates. Since January 1, 2007, when the Measures on the Administration of the Refined Products Market promulgated by the Ministry of Commerce became effective, qualified domestic producers are permitted to engage in the sale and storage of crude oil. Foreign companies with required qualifications are also allowed to establish and invest in enterprises to conduct crude oil business.

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

Natural Gas

The NDRC determines each year the annual national natural gas production target based on the natural gas production targets submitted by domestic natural gas producers including PetroChina. Domestic natural gas producers determine their annual natural gas production targets on the basis of consumption estimates. The actual production volume of each producer is determined by the producer itself, which may deviate from the production target submitted by it. The NDRC also formulates the annual natural gas guidance supply plan, which requires natural gas producers to distribute a specified amount of natural gas to designated key municipalities and key enterprises.

Foreign Investments

Cooperation in Exploration and Production with Foreign Companies

Currently, CNPC is one of the few Chinese companies that have the right to cooperate with foreign companies in onshore crude oil and natural gas exploration and production in China. CNOOC has the right to cooperate with foreign companies in offshore crude oil and natural gas exploration and production in China.

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

Taxation, Fees and Royalty

PetroChina is subject to a variety of taxation, fees and royalty. The table below sets forth the major taxation, fees and royalty fee payable by PetroChina or by Sino-foreign oil and gas exploration and development cooperative projects. PetroChina’s subsidiaries which have the legal person status should report and pay enterprise income tax to the relevant tax authorities based on the applicable laws and regulations.

Tax Item	Tax Base	Tax Rate
Enterprise income tax	Taxable income	Effective from January 1, 2008, the statutory corporate tax rate is 25%, whereas a statutory corporate tax rate of 15% is applicable to operations in certain western regions in China qualified for certain tax incentives through the year 2020

Value-added tax	Turnover	13% for liquified natural gas, natural gas, liquified petroleum gas, agricultural film and fertilizers and 17% for other items. On November 16, 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Plan for Implementation of the Pilot Reform for Collection of Value-added Tax in Lieu of Business Tax which sets forth the guidelines, principles and major contents of the pilot reform. Pursuant to the Plan, effective from January 1 and September 1, 2012, respectively, in pilot provinces and municipalities including Shanghai and Beijing, a pilot reform would be implemented on a step-by-step basis or completed to collect value-added tax in lieu of business tax on the revenue of PRC entities or individuals located in or resident in pilot provinces or municipalities generated from transportation services and certain modern services or of foreign entities or individuals from providing taxable services to the above PRC entities or individuals. Certain pipeline transmission services of our company have since then been subject to value-added-tax at the rate of 11%.

Business tax	Income from oil and gas transportation services	3%

Tax Item	Tax Base	Tax Rate
Consumption tax	Aggregate volume sold or self-consumed	Effective January 1, 2009, the unit tax amount of the consumption tax for refined oil products was increased as follows:

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

Compensatory fee for mineral resources	Turnover	1% for crude oil and natural gas

Crude oil special gain levy	Sales amount above specific threshold	Effective from November 1, 2011, the threshold above which crude oil special gain levy levied on the domestic crude oil sold was raised from US$40 per barrel to US$55 per barrel, with the five-level progressive tax rates varying from 20% to 40% remaining.

Exploration license fee	Area	RMB100 to RMB500 per square kilometer per year

Production license fee	Area	RMB1,000 per square kilometer per year

Royalty fee(1)	Production volume	Progressive rate of 0-12.5% for crude oil and 0-3% for natural gas

(1)

It shall be paid in cash and is only applicable to Sino-foreign oil and gas exploration and development cooperative projects in China. However, effective from December 1, 2010, royalty fee payable by new Sino-foreign oil and gas exploration and development cooperative projects in western regions was replaced by the resource tax, while those cooperative projects under the contracts signed before December 1, 2010 continue to be subject to royalty fee until the contracts expire. Effective from November 1, 2011, royalty fee payable by new Sino-foreign oil and gas exploration and development cooperative projects in the whole country was replaced by the resource tax, while those cooperative projects under the contracts signed before November 1, 2011 continue to be subject to royalty fee until the contracts expire.

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

The environmental regulations require a company, such as us, to register or file an environmental impact report with the relevant environmental authority for approval before it undertakes any construction of a new production facility or any major expansion or renovation of an existing production facility. The new facility or the expanded or renovated facility will not be permitted to operate unless the relevant environmental authority has inspected to its satisfaction that environmental equipment that satisfies the environmental protection requirements has been installed for the facility. A company that wishes to discharge pollutants, whether it is in the form of emission, water or materials, must submit a pollutant discharge declaration statement detailing the amount, type, location and method of treatment. After reviewing the pollutant discharge declaration, the relevant environmental authority will determine the amount of discharge allowable under the law and will issue a pollutant discharge license for that amount of discharge subject to the payment of discharge fees. If a company discharges more than is permitted in the pollutant discharge license, the relevant environmental authority can fine the company up to several times the discharge fees payable by the offending company for its allowable discharge, or require the offending company to close its operation to remedy the problem.

ITEM 4A — UNRESOLVED STAFF COMMENTS

We do not have any unresolved staff comment.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

You should read the following discussion together with our consolidated financial statements and their notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS.

Overview

We are engaged in a broad range of petroleum and natural gas related activities, including:

•	the exploration, development, production and sale of crude oil and natural gas;

•	the refining of crude oil and petroleum products, and the production and marketing of basic petrochemical products, derivative chemical products and other chemical products;

•	marketing of refined oil products and trading; and

•	the transmission of natural gas, crude oil and refined oil products as well as the sale of natural gas.

We are China’s largest producer of crude oil and natural gas and are one of the largest companies in China in terms of sales. In 2012, we produced approximately 916.5 million barrels of crude oil and approximately 2,558.8 Bcf of natural gas for sale. Our refineries also processed approximately 1,012.5 million barrels of crude oil in 2012. In 2012, we had turnover of RMB2,195,296 million and profit attributable to owners of our company of RMB115,326 million.

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

The table below sets forth the average realized prices of our principal products in 2010, 2011 and 2012.

	2010	2011	2012
Crude oil (US$/barrel)	72.93	104.20	103.65
Natural gas (US$/thousand cubic feet)(1)	5.54	6.42	6.74
Gasoline (US$/barrel)	115.17	142.16	149.23
Kerosene (US$/barrel)	91.14	121.63	128.32
Diesel (US$/barrel)	116.41	143.51	148.84

(1)	Natural gas citygate price

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

Accounting for Oil and Gas Exploration and Production Activities

We use the successful efforts method of accounting, with specialized accounting rules that are unique to the oil and gas industry, for oil and gas exploration and production activities. Under this method, geological and geophysical costs incurred are expensed when incurred. However, all costs for developmental wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalized. Costs of exploratory wells are capitalized as construction in progress pending determination of whether the wells find proved reserves. For exploratory wells located in regions that do not require substantial capital expenditures before the commencement of production, the evaluation of the economic benefits of the reserves in such wells will be completed within one year following the completion of the exploration drilling. Where such evaluation indicates that no economic benefits can be obtained, the relevant costs of exploratory wells will be converted to dry hole exploration expenses. The relevant costs will be classified as oil and gas assets and go through impairment review if the evaluation indicates that economic benefits can be obtained. For wells that found economically viable reserves in areas where a major capital expenditure would be required before production can begin, the related well costs remain capitalized only if additional drilling is under way or firmly planned. Otherwise the well costs are expensed as dry holes. We have no material costs of unproved properties capitalized in oil and gas properties.

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

Before estimated oil and gas reserves are designated as “proved”, certain engineering criteria must be met in accordance with industry standards and the regulations of the SEC. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Therefore, these estimates do not include probable or possible reserves. Our proved reserve estimates are updated annually by independent, qualified and experienced oil and gas reserve engineering firms in the United States, Singapore and Canada. Our oil and gas reserve engineering department has policies and procedures in place to ensure that these estimates are consistent with these authoritative guidelines. Among other factors as required by authoritative guidelines, this estimation takes into account recent information about each field, including production and seismic information, estimated recoverable reserves of each well, and oil and gas prices and operating costs as of the date the estimate is made. The price shall be the average price during the 12-month period before the ending date of the period covered by this report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

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

Property, Plant and Equipment

Where it is probable that property, plant and equipment, including oil and gas properties, will generate future economic benefits, their costs are initially recorded in the consolidated statement of financial position as assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at cost less accumulated depreciation, depletion and amortization (including any impairment).

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

Our income statement for each of the years ended December 31, 2010, 2011 and 2012 is summarized in the table below.

	Year Ended December 31,
	2010	2011	2012
	(RMB in millions)
Turnover	1,465,415	2,003,843	2,195,296
Operating expenses	(1,277,638)	(1,821,382)	(2,020,777)
Profit from operations	187,777	182,461	174,519
Exchange (loss)/gain, net	(1,172)	(936)	131
Interest expense, net	(4,338)	(8,212)	(16,101)
Share of profit of affiliates and jointly controlled entities	7,038	10,902	8,262
Profit before income tax expense	189,305	184,215	166,811
Income tax expense	(38,513)	(38,256)	(36,191)
Profit for the year attributable to non-controlling interest	10,800	12,998	15,294

Profit for the year attributable to owners of the company	139,992	132,961	115,326

The table below sets forth our turnover by business segment for each of the years ended December 31, 2010, 2011 and 2012 as well as the percentage changes in turnover for the periods shown.

	2010	2011	2011 vs 2010	2012	2012 vs. 2011
	(RMB in millions, except percentages)
Turnover
Exploration and production	544,884	774,777	42.2%	789,818	1.9%
Refining and chemicals	664,773	847,711	27.5%	883,218	4.2%
Marketing	1,134,534	1,693,130	49.2%	1,890,558	11.7%
Natural gas and pipeline	117,043	173,058	47.9%	202,196	16.8%
Other	1,606	2,354	46.6%	2,530	7.5%
Total	2,462,840	3,491,030	41.7%	3,768,320	7.9%

Less intersegment sales	(997,425)	(1,487,187)	49.1%	(1,573,024)	5.8%

Consolidated net sales from operations	1,465,415	2,003,843	36.7%	2,195,296	9.6%

The table below sets forth our operating income by business segment for each of the years ended December 31, 2010, 2011 and 2012, as well as the percentage changes in operating income for the periods shown. Other profit from operations shown below consists of research and development, business services and infrastructure support to our operating business segments.

	2010	2011	2011 vs. 2010	2012	2012 vs. 2011
	(RMB in millions, except percentages)
Profit/(loss) from operations
Exploration and production	153,703	219,539	42.8%	214,955	(2.1)%
Refining and chemicals	7,847	(61,866)	—	(43,511)	(29.7)%
Marketing	15,956	20,653	29.4%	16,391	(20.6)%
Natural gas and pipeline	20,415	15,530	(23.9)%	(2,110)	—
Other	(10,144)	(11,395)	—	(11,206)	(1.7)%

Total	187,777	182,461	(2.8)%	174,519	(4.4)%

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Consolidated Results of Operations

Overview

Our turnover was RMB2,195,296 million for the year ended December 31, 2012, representing an increase of 9.6% compared with the previous period. Profit attributable to owners of the company for the year ended December 31, 2012 was RMB115,326 million, representing a decrease of 13.3% compared with the previous period. For the year ended December 31, 2012, the basic and diluted earnings per share attributable to owners of the company were RMB0.63 while the same for the year ended December 31, 2011 was RMB0.73.

Turnover. Turnover increased by 9.6% from RMB2,003,843 million for the year ended December 31, 2011 to RMB2,195,296 million for the year ended December 31, 2012. This was primarily due to increases in the selling prices and in the sales volume of major products including crude oil, natural gas, gasoline and diesel.

The table below sets out the external sales volume and average realized prices for major products sold by the company in 2012 and 2011 and percentage of changes in the sales volume and average realized prices during these two years.

	Sales Volume (thousand tons)			Average Realized Price (RMB per ton)
	2012	2011	Percentage of Change (%)	2012	2011	Percentage of Change (%)
Crude oil	76,203	62,057	22.8	4,678	4,748	(1.5)
Natural gas (million cubic meter, RMB’000/cubic meter)	85,388	75,281	13.4	1,125	1,082	4.0
Gasoline	47,407	43,967	7.8	8,007	7,804	2.6
Diesel	94,515	91,787	3.0	7,046	6,952	1.4
Kerosene	11,355	9,778	16.1	6,399	6,206	3.1
Heavy oil	12,615	9,325	35.3	4,612	4,376	5.4
Polyethylene	3,045	2,885	5.5	9,082	9,425	(3.6)
Lubricant	2,104	1,761	19.5	8,973	9,601	(6.5)

Operating Expenses. Operating expenses increased by 10.9% from RMB1,821,382 million for the year ended December 31, 2011 to RMB2,020,777 million for the year ended December 31, 2012, of which:

Purchases, Services and Other. Purchases, services and other increased by 14.9% from RMB1,227,533 million for the year ended December 31, 2011 to RMB1,411,036 million for the year ended December 31, 2012. This was primarily due to the increase of the purchase costs as a result of the expansion of oil products trading and the increased import of natural gas to meet the increasing domestic demand.

Employee Compensation Costs. Employee compensation costs (including salaries of 548,355 employees and 318,311 temporary employees in 2012 and such additional costs as contributions to social security and housing fund scheme and employee training expenses) of the company were RMB106,189 million for the year ended December 31, 2012, representing an increase of 9.3% compared with that in 2011 at RMB97,162 million. This was primarily due to the fact that the company has adjusted its front-line employees’ salaries to appropriate level, taking into consideration of certain factors, such as the rise of the domestic consumer price index, the increase of our turnover and the expansion of operations and the rise of the social security contribution as a result of changes in local government policies.

Exploration Expenses. Exploration expenses was RMB23,972 million for the year ended December 31, 2012, being substantially the same as RMB23,908 million for the year ended December 31, 2011.

Depreciation, Depletion and Amortization. Depreciation, depletion and amortization increased by 10.1% from RMB138,073 million for the year ended December 31, 2011 to RMB151,975 million for the year ended December 31, 2012. This was primarily due to the fact that both the average carrying value of fixed assets and the average net value of oil and gas properties increased as a result of an increase in capital expenditure of the company, leading to an increase in depreciation and depletion provisions during 2012.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 6.8% from RMB69,969 million for the year ended December 31, 2011 to RMB74,692 million for the year ended December 31, 2012. Such increase was primarily due to an increase in leasing costs as a result of business expansion and an increase in the transportation costs due to the increase in the volume of products transported and the cost of transportation per unit.

Taxes other than Income Taxes. Taxes other than income taxes decreased by 4.3% from RMB266,343 million for the year ended December 31, 2011 to RMB254,921 million for the year ended December 31, 2012. In particular, crude oil special gain levy decreased from RMB102,458 million for the year ended December 31, 2011 to RMB79,119 million for the year ended December 31, 2012 because the threshold of the crude oil special gain levy was raised in 2011. Resource tax borne by the company increased from RMB19,784 million for the year ended December 31, 2011 to RMB28,079 million for the year ended December 31, 2012, primarily due to the promulgation of new resource tax policy by the PRC government.

Other Income, net. Other income, net, of the company for the year ended December 31, 2012 was RMB2,008 million, representing an increase of 25.0% from the other income, net, of the company in the amount of RMB1,606 million for the year ended December 31, 2011. This was primarily due to the fact that the refund of value-added tax, or VAT, for imported natural gas was recognized by the company in 2012.

Profit from Operations. The profit from operations of the company for the year ended December 31, 2012 was RMB174,519 million, representing a decrease of 4.4% from RMB182,461 million for the preceding year.

Net Exchange Gain/Loss. We recorded a net exchange gain of RMB131 million for the year ended December 31, 2012, representing an increase of RMB1,067 million as compared with the net exchange loss of RMB936 million for the year ended December 31, 2011. The realization of the net exchange gain was primarily because the decline of the exchange rate of US dollars against RMB slowed down in 2012 and the exchange rate of CAD against RMB increased in 2012.

Net Interest Expenses. Net interest expenses increased by RMB7,889 million, from RMB8,212 million for the year ended December 31, 2011 to RMB16,101 million for the year ended December 31, 2012. The increase in net interest expenses was primarily attributable to an increase in the amount of interest-bearing debts prompted by the need to secure required funding for production, operation and capital investment.

Profit Before Income Tax Expense. Profit before income tax expense decreased by 9.4% from RMB184,215 million for the year ended December 31, 2011 to RMB166,811 million for the year ended December 31, 2012.

Income Tax Expenses. Income tax expenses decreased by 5.4% from RMB38,256 million for the year ended December 31, 2011 to RMB36,191 million for the year ended December 31, 2012. The decrease was primarily due to a decrease in the taxable income for the year.

Profit for the year. Profit for the year decreased by 10.5% from RMB145,959 million for the year ended December 31, 2011 to RMB130,620 million for the year ended December 31, 2012.

Profit attributable to non-controlling interests of the company. Profit attributable to non-controlling interests increased by 17.7% from RMB12,998 million for the year ended December 31, 2011 to RMB15,294 million for the year ended December 31, 2012, due to the increase of net profits of certain subsidiaries of the company.

Profit attributable to owners of the company. Profit attributable to owners of the company decreased by 13.3% from RMB132,961 million for the year ended December 31, 2011 to RMB115,326 million for the year ended December 31, 2012. Such decrease was primarily due to the combined effect of the increase of the imported natural gas and the purchase price of the imported natural gas exceeding its sales price and the macro regulation over the domestic refined oil price.

Segment Information

Exploration and Production

Turnover. Turnover increased by 1.9% from RMB774,777 million for the year ended December 31, 2011 to RMB789,818 million for the year ended December 31, 2012. The increase was primarily due to an increase in the sales volumes of crude oil and natural gas. The average realized crude oil price of the company in 2012 was US$103.65 per barrel, being substantially the same as US$104.20 per barrel in 2011.

Operating Expenses. Operating expenses increased by 3.5% from RMB555,238 million for the year ended December 31, 2011 to RMB574,863 million for the year ended December 31, 2012, primarily driven by the increase of expenses associated with depreciation and amortization of RMB15,770 million as compared with the previous year.

The oil and gas lifting cost increased by 4.5% from US$11.23 per barrel in 2011 to US$11.74 per barrel in 2012. Excluding the impact of the fluctuation of exchange rates, the oil and gas lifting cost increased by 2.2% compared the previous period.

Profit from Operations. The profit from operations for the year ended December 31, 2012 was RMB214,955 million, representing a decrease of 2.1% from RMB219,539 million for the preceding year. Such decrease was primarily attributable to the increase of depreciation and amortization. The exploration and production segment remains as the most important profit contributing segment of the company.

Refining and Chemicals

Turnover. Turnover increased by 4.2% from RMB847,711 million for the year ended December 31, 2011 to RMB883,218 million for the year ended December 31, 2012. The increase was primarily due to an increase in both the selling prices and sales volumes of key refined products.

Operating Expenses. Operating expenses increased by 1.9% from RMB909,577 million for the year ended December 31, 2011 to RMB926,729 million for the year ended December 31, 2012. The operating expenses incurred for purchases, services and other increased by RMB15,751 million as compared with last year. Such increase was primarily due to an increase in expenses incurred for purchasing crude oil, raw materials and power.

The cash processing cost of refineries increased by 5.7% from RMB146.27 per ton in 2011 to RMB154.61 per ton in 2012, which was primarily due to an increase in the costs of power and additives.

Profit from Operations. Due to the fact that international crude oil prices remained high in 2011, the prices of domestic refined products were subject to government regulation and control and the demand in the petrochemical market was down, the refining and chemicals segment recorded operating losses of RMB43,511 million for the year ended December 31, 2012, of which, the refining operations and the chemicals operations recorded operating losses of RMB33,672 million and RMB9,839 million for the year ended December 31, 2012, respectively. The operating losses of the refining operations decreased by RMB26,415 million compared to the previous year and the operating losses of the chemical operations increased by RMB8,060 million.

Marketing

Turnover. Turnover increased by 11.7% from RMB1,693,130 million for the year ended December 31, 2011 to RMB1,890,558 million for the year ended December 31, 2012. The increase was primarily due to an increase in turnover from the oil products trading business.

Operating Expenses. Operating expenses increased by 12.1% from RMB1,672,477 million for the year ended December 31, 2011 to RMB1,874,167 million for the year ended December 31, 2012, primarily due to an increase in the purchase cost relating to the oil products trading business.

Profit from Operations. Profit from operations was RMB16,391 million for 2012, representing a decrease of 20.6% from RMB20,653 million for the year ended December 31, 2011, which was primarily due to the weak demand of oil products in 2012.

Natural Gas and Pipeline

Turnover. Turnover amounted to RMB202,196 million in 2012, representing an increase of 16.8% from RMB173,058 million in 2011. This increase was primarily due to (i) increases in both the sales and transmission volumes as well as sales price of the natural gas; and (ii) an increase in the turnover generated from the sales of city gas and LPG in 2012 due to an expansion of such business activities.

Operating Expenses. Operating expenses amounted to RMB204,306 million in 2012, representing an increase of 29.7% from RMB157,528 million in 2011. Such increase was primarily due to an increase of purchase costs of natural gas.

Profit from Operations. The natural gas and pipeline segment recorded operating losses of RMB2,110 million for the year ended December 31, 2012, representing a decrease of RMB17,640 million from the profit from operations of RMB15,530 million for the previous year, which was primarily due to an increase in losses of the sales of natural gas and LNG imported from Central Asia. RMB41,900 million of the operating losses in 2012 were attributable to the losses from the sales of the imported natural gas and LNG.

In 2012, our overseas operations further increased their contribution to the company. Turnover of overseas operations amounted to RMB702,660 million in 2012, or 32.0% of our total turnover. Profit before income tax expense of overseas operations amounted to RMB32,672 million in 2012, or 19.6% of our profit before income tax expense.

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

	Sales Volume (thousand tons)			Average Realized Price (RMB per ton)
	2011	2010	Percentage of Change (%)	2011	2010	Percentage of Change (%)
Crude oil	62,057	61,629	0.7	4,748	3,623	31.1
Natural gas (million cubic meter, RMB’000/cubic meter)	75,281	63,011	19.5	1,082	955	13.3
Gasoline	43,967	36,328	21.0	7,804	6,627	17.8
Diesel	91,787	77,789	18.0	6,952	5,910	17.6
Kerosene	9,778	6,716	45.6	6,206	4,874	27.3
Heavy oil	9,325	9,603	(2.9)	4,376	3,800	15.2
Polyethylene	2,885	3,012	(4.2)	9,425	8,958	5.2
Lubricant	1,761	1,703	3.4	9,601	8,215	16.9

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

Other Income, net. Other income, net, of the company for the year ended December 31, 2011 was RMB1,606 million, representing an increase of RMB5,795 million from the other expenses, net, of the company in the amount of RMB4,189 million for the year ended December 31, 2010. This was primarily due to the fact that the refund of value-added tax, or VAT, for imported natural gas, including LNG, was recognized by the company in 2011.

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

Profit attributable to non-controlling interests of the company. As international oil prices in 2011 increased significantly compared with that of last year, certain overseas subsidiaries engaging in upstream operations recorded material increases in profits, which resulted in an increase of the profit attributable to non-controlling interests by 20.4%, from RMB10,800 million for the year ended December 31, 2010 to RMB 12,998 million for the year ended December 31, 2011.

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

Operating Expenses. Operating expenses increased by 41.9% from RMB391,181 million for the year ended December 31, 2010 to RMB555,238 million for the year ended December 31, 2011 because: (i) operating expenses incurred for purchases, services and other increased RMB76,299 million as compared with the previous year, primarily due to an increase in the purchase cost of oil import from Russia and Kazakhstan during 2011; and (ii) taxes other than income taxes increased RMB70,144 million compared with last year, primarily due to a significant increase in the crude oil special gain levies and the resource tax during 2011.

The oil and gas lifting cost increased by 12.6%, or 7.4% excluding the impact of the fluctuation of exchange rates, from US$9.97 per barrel in 2010 to US$11.23 per barrel in 2011, which shows that the oil and gas lifting cost was brought under effective control.

Profit from Operations. In 2011, the exploration and production segment transformed the mode of development and continued to step up cost control while crude oil prices remained high. As a result, our profitability has further improved and the basis for sustainable development has been reinforced. The profit from operations for the year ended December 31, 2011 was RMB219,539 million, representing an increase of 42.8% from RMB153,703 million for the year ended December 31,2010. The exploration and production segment remains as the most important profit contributing segment of the company.

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

Profit from Operations. Profit from operations was RMB 15,530 million for the year ended December 31, 2011, representing a decrease by 23.9% from RMB20,415 million for the previous year, which was primarily due to the effect of an increase in the losses in the sales of imported natural gas as well as the transfer of major projects to fixed assets and the corresponding increase in depreciation, of which the aggregate losses arising from selling imported natural gas and LNG approximately amounted to RMB21,400 million.

In 2011, our overseas operations further increased their contribution to the company. Turnover of overseas operations amounted to RMB574,212 million in 2011, or 28.6% of our total turnover. Profit before income tax expense of overseas operations amounted to RMB34,747 million in 2011, or 18.9% of our profit before income tax expense.

The four operating segments of the company are namely exploration and production, refining and chemicals, marketing as well as natural gas and pipeline. Overseas operations do not constitute a separate operating segment of the company. The financial data of overseas operations are included in the financial data of the respective operating segments mentioned above.

Liquidity and Capital Resources

Our primary sources of funding include cash generated by operating activities and short-term and long-term borrowings. Our primary uses of funds were for operating activities, acquisitions, capital expenditures, repayment of short-term and long-term borrowings and distributions of dividends to shareholders. Our payments to CNPC are limited to dividends and payments for services provided to us by CNPC. For the year ended December 31, 2012, we distributed as dividends 45% of our reported income for the year attributable to our shareholders. See “Item 8 — Financial Information — Dividend Policy” for a discussion of factors which may affect the determination by our board of directors of the appropriate level of dividends.

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

We plan to fund the capital and related expenditures described in this annual report principally through cash from operating activities, short-term and long-term borrowings and cash and cash equivalents. Net cash flows from operating activities in the year ended December 31, 2012 was RMB239,288 million. As of December 31, 2012, we had cash and cash equivalents of RMB43,395 million. While each of the projects described in this annual report for which significant capital expenditures will be required is important to our future development, we do not believe that failure to implement any one of these projects would have a material adverse effect on our financial condition or results of operations. If the price of crude oil undergoes a steep decline in the future, it is likely that we would delay or reduce the scale of the capital expenditures for our exploration and production segment.

We currently do not have any outstanding options, warrants or other rights for any persons to require us to issue any common stock at a price below its market value. We do not currently intend to issue any such rights or to otherwise issue any common stock for a price below its market value.

In addition, we did not have for the year ended December 31, 2012, and do not currently have, any transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect the liquidity or availability of or requirements for our capital resources.

The table below sets forth our cash flows for each of the years ended December 31, 2010, 2011 and 2012 and our cash equivalents at the end of each period.

	Year Ended December 31,
	2010	2011	2012
	(RMB in millions)
Net cash flows from operating activities	318,796	290,155	239,288
Net cash flows used for investing activities	(299,302)	(283,638)	(332,226)
Net cash flows (used for)/from financing activities	(60,944)	9,259	75,356
Currency translation difference	234	(313)	(195)
Cash and cash equivalents at year end	45,709	61,172	43,395

Our cash and cash equivalents decreased by 29.1% from RMB61,172 million as of December 31, 2011 to RMB43,395 million as of December 31, 2012.

Net Cash Flows from Operating Activities

Our net cash flows from operating activities for the year ended December 31, 2012 was RMB239,288 million, representing a decrease of 17.5% from RMB290,155 million in the year ended December 31, 2011. This was mainly due to the combined impact of the decrease in profit, changes in accounts receivables and payables, inventories and other kinds of working capital, and the increase in taxes and levies paid. As at December 31, 2012, we had cash and cash equivalents of RMB43,395 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 64.1% were denominated in Renminbi, approximately 16.6% were denominated in US Dollars, approximately 15.2% were denominated in HK Dollars, approximately 1.7% were denominated in KZT and approximately 2.4% were denominated in other currencies).

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

Net Cash Flows Used for Investing Activities

Our net cash flows used for investing activities for the year ended December 31, 2012 were RMB332,226 million, representing an increase of 17.1% from RMB283,638 million in the year ended December 31, 2011. The increase was primarily due to the increase in the payment of capital expenditures in cash during the reporting period.

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

Net Cash Flows From/(Used for) Financing Activities

Our net cash flows from financing activities for the year ended December 31, 2012 increased by RMB66,097 million to RMB75,356 million from RMB9,259 million in the year ended December 31, 2011. Such change was primarily due to an increase in loans during the reporting period as compared with last year.

Our net cash flows from financing activities for the year ended December 31, 2011 was RMB9,259 million, while our net cash flows used for financing activities for the year ended December 31, 2010 was RMB60,944 million. Such change from net cash outflows to net cash inflows was primarily due to an increase in new loans in 2011.

Our net borrowings as of December 31, 2010, 2011 and 2012 were as follows:

	December 31,
	2010	2011	2012
	(RMB in millions)
Short-term debt (including current portion of long-term debt)	102,268	137,698	151,247
Long-term debt	131,352	180,675	293,774

Total debt	233,620	318,373	445,021

Less:
Cash and cash equivalents	45,709	61,172	43,395

Net debt	187,911	257,201	401,626

Of our total borrowings as at December 31, 2012, approximately 78.4% were fixed-rate loans and approximately 21.6% were floating-rate loans. Of our borrowings as at December 31, 2012, approximately 84.9% were denominated in Renminbi, approximately 14.1% were denominated in United States Dollars and approximately 1.0 % were denominated in other currencies.

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

Our debt to capital ratio (calculated by dividing interest-bearing debts by the aggregate of interest-bearing debts and shareholder’s equity) as of December 31, 2012 was 27.4%, as compared to 22.7% as of December 31, 2011.

As at December 31, 2012, the outstanding amount of our debts secured by CNPC and its subsidiaries and other third parties was RMB21,942 million. In August 2012, we received the approval from the China Securities Regulatory Commission for our offering in China of bonds of a maximum amount of RMB40 billion under the unconditional and irrevocable guarantee of CNPC. In November 2012, we completed the offering of the first tranche of RMB20 billion, consisting of RMB16 billion 4.55% bonds due in five years, RMB2 billion 4.90% due in 10 years, and RMB 2 billion 5.04% due in 15 years. In March 2013, we completed the offering of the remaining RMB20 billion, consisting of RMB16 billion 4.47% bonds due in five years and RMB4 billion 4.88% due in 10 years.

Capital Expenditures and Investments

In 2012, we placed top priority on maintaining the leading position of our upstream operations, carrying on arduously the principal business of oil and gas domestically whilst emphasizing the development of oil and gas operations overseas, and pushed forward with the construction of oil and gas pipelines and trunk pipeline networks in a steady manner. Our capital expenditures in 2012 increased by 23.95% to RMB352,516 million from RMB284,391 million in 2011.

The table below sets forth our capital expenditures and investments by business segment for each of the years ended December 31, 2010, 2011 and 2012 as well as those anticipated for the year ending December 31, 2013. Actual capital expenditures and investments for periods after January 1, 2013 may differ from the amounts indicated below.

	2010		2011		2012		2013 Anticipated
	(RMB in millions)%		(RMB in millions)%		(RMB in millions)%		(RMB in millions)%
Exploration and production(1)	160,893	58.25	162,154	57.02	227,211	64.45	239,600	67.49
Refining and chemicals	44,242	16.02	42,781	15.04	36,009	10.21	32,400	9.13
Marketing	15,793	5.72	15,136	5.32	14,928	4.23	14,300	4.03
Natural gas and pipeline	53,648	19.42	62,645	22.03	72,939	20.69	65,700	18.51
Other	1,636	0.59	1,675	0.59	1,429	0.42	3,000	0.84

Total	276,212	100.0	284,391	100.0	352,516	100.0	355,000	100.0

(1)

If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the exploration and production segment for 2010, 2011, 2012 and the estimates for the same in 2013 would be RMB173,142 million, RMB173,760 million, RMB239,266 million and RMB250,600 million, respectively.

As of December 31, 2012, the capital expenditures contracted for at the balance sheet date but not recognized in our consolidated financial statements were approximately RMB47,196 million.

Exploration and Production

A majority of our capital expenditures and investments relate to our exploration and production segment. For each of the three years ended December 31, 2010, 2011 and 2012, capital expenditures in relation to the exploration and production segment amounted to RMB160,893 million, RMB162,154 million and RMB227,211 million, respectively. In 2012, our capital expenditures were primarily used for the acquisition of mineral interests in oil and gas fields in Canada, capital investments in oil and gas development projects such as Halfaya and Rumaila of Iraq, large scale domestic oil and gas exploration projects such as those in Changqing, Tarim, Daqing and Southwestern, and construction of key production capacities for various oil and gas fields.

We anticipate that capital expenditures for our exploration and production segment for 2013 would amount to RMB239,600 million. Domestic exploration activities will remain focused on the “Peak Oil and Gas Reserves” Program and more efforts will be devoted to key oil and gas regions such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin, and to such unconventional oil and gas areas as coal seam gas and shale gas. Development activities will be focused on maintaining the output of Daqing Oilfield at 40 million tons of crude oil per year, as well as increasing the oil and gas equivalent output of Changqing Oilfield to 50 million tons per year and increasing the output of such oil and gas fields as Xinjiang, Tarim and Southwestern. Overseas operations will be focused on cooperation in oil and gas exploration and development in the Middle East, Central Asia, the Americas and the Asia-Pacific regions.

Refining and Chemicals

Our capital expenditures for our refining and chemicals segment for each of the years ended December 31, 2010, 2011 and 2012 were RMB44,242 million, RMB42,781 million and RMB36,009 million, respectively. Among the capital expenditure made in 2012, RMB21,563 million was used on the construction of refinery facilities and RMB14,446 million was used on the construction of chemicals facilities, including the construction of large scale refining and ethylene projects, such as the Guangxi Petrochemical, Sichuan Petrochemical, Fushun Petrochemical, Daqing Petrochemical, and Hohhot Petrochemical projects.

We anticipate that capital expenditures for the refining and chemicals segment for 2013 will amount to RMB32,400 million, which are expected to be used primarily for the construction of large scale refining and chemicals projects, such as those at Guangdong Petrochemical, Huabei Petrochemical, Yunnan Petrochemical and Sichuan Petrochemical, as well as the construction of quality enhancement projects for gasoline and diesel products. Of the RMB32,400 million, approximately RMB24,800 million will be used for the construction and expansion of refining facilities and approximately RMB7,600 million will be used for the construction and expansion of chemical facilities.

Marketing

Our capital expenditures for our marketing segment for each of the years ended December 31, 2010, 2011 and 2012 were RMB15,793 million and RMB15,136 million and RMB14,928 million, respectively. Our capital expenditures for the marketing segment in 2012 were mainly used for the construction of service stations, storage facilities and other facilities for our sales network.

We anticipate that capital expenditures for our marketing segment for the year of 2013 will amount to RMB14,300 million, which are expected to be used primarily for the construction and expansion of high-efficiency sales networks in China as well as the construction of oil and gas operating centers abroad.

Natural Gas and Pipeline

Our capital expenditures for the natural gas and pipeline segment for each of the three years ended December 31, 2010, 2011 and 2012 were RMB53,648 million, RMB62,645 million and RMB72,939 million, respectively. Our capital expenditures for the natural gas and pipeline segment in 2012 were mainly used for the construction of the Second West-East Gas Pipeline, the Third West-East Pipeline, the Third Shaanxi-Beijing Gas Pipeline, the Lanzhou-Chengdu Crude Oil Pipeline projects, and the Tangshan LNG project.

We anticipate that our capital expenditures for the natural gas and pipeline segment for 2013 will amount to approximately RMB65,700 million, which are expected to be used primarily for the construction of major oil and gas transmission projects such as the Third West-East Gas Pipeline, the Zhongwei-Guiyang Natural Gas Pipeline, the Third Daqing-Tieling Crude Oil Pipeline, and the Fourth Daqing-Tieling Crude Oil Pipeline and associated liquefied natural gas and city gas facilities.

Others

Our non-segment-specific capital expenditures and investments for each of the years ended December 31, 2010, 2011 and 2012 were RMB1,636 million, RMB1,675 million and RMB1,429 million, respectively.

Our anticipated capital expenditures for the headquarter and other segments for the year of 2013 amount to RMB3,000 million. These planned capital expenditures and investments mainly include capital expenditures for scientific research activities and the construction of the information system.

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

The tables below set forth our long-term contractual obligations outstanding as of December 31, 2012.

	Payment Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(RMB in millions)
Long-term debt	301,612	7,838	135,434	89,244	69,096
Capital lease obligations (finance lease)	4,061	199	810	1,221	1,831
Operating leases	102,337	6,148	9,652	9,444	77,093
Capital commitments	47,196	46,947	180	46	23
Other long-term obligations	—	—	—	—	—
Debt-related interest	58,491	13,156	19,838	10,787	14,710
Total	513,697	74,288	165,914	110,742	162,753

We are obligated to make annual payment with respect to our exploration and production licenses to the Ministry of Land and Resources. The table below sets forth the estimated amount of the annual payments in the next five years:

Year	Annual Payment
(RMB in millions)
2013	1,000
2014	1,000
2015	1,000
2016	1,000
2017	1,000

Assets Retirement Obligation

A number of provinces and regions in which our oil and gas exploration and production activities are located have promulgated environment protection regulations, which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. We have established standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of these provincial and regional regulations. As of December 31, 2012 the balance of assets retirement obligation was RMB83,928 million.

Research and Development

We have a research and development management department, directly under which there are three research institutions. Except for our branch companies which are engaged in marketing activities, each of our branch companies has its own research and development management department. Most of our branch companies have their own research institutions. Our research and development management departments are mainly responsible for managing and coordinating the research and development activities conducted by each of the research institutions. As of December 31, 2012, we had 28,629 employees engaged in research and development functions.

In each of the years ended December 31, 2010, 2011 and 2012, our total expenditures for research and development were approximately RMB11,840 million, RMB13,224 million and RMB14,453 million, respectively.

Exploration and Production

Most of China’s major oil and gas fields are characterized by a broad range of geological conditions, and a majority of China’s oil and gas fields are in continental sedimentary basins with complex structures. Our research and development efforts with respect to our exploration and production business focus on:

•	theories and technologies of crude oil and natural gas exploration;

•	oil and gas development theory and technology;

•	engineering technology and equipment;

•	theory and technology for oil and gas storage and transportation; and

•	security, energy conservation and environment protection.

Refining and Chemicals

Currently, our research and development efforts in the refining and chemicals segment are focusing on the following areas:

•	technology for clean refined oil products;

•	technology for unqualified heavy oil processing;

•	refining-chemical integration technology;

•	technology for new products of synthetic resin and synthetic rubber; and

•	new catalytic and catalytic materials.

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

Other than as disclosed above and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the periods from January 1, 2010 to December 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Other Information

Inflation

Inflation or deflation has not had a significant impact on our results of operations for the year ended December 31, 2012.

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

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors, Senior Management and Supervisors

As of the date of this report, our board of directors consisted of twelve directors, five of whom were independent non-executive directors. The directors are elected at a meeting of our shareholders for a term of three years. The directors may be re-elected and re-appointed upon the expiration of his/her term of office. The functions and duties conferred on the board of directors include:

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

(9)

appointing or dismissing the President of the company, and upon the nomination of the President, appointing or dismissing the senior vice president, vice president, chief financial officer and other senior management, and determining matters relating to their remuneration;

(10)	formulating our basic management system;

(11)	preparing amendments to our articles of association;

(12)	managing the information disclosures of our company; and

(13)	exercising any other powers and duties conferred by the shareholders at general meetings.

Six of the directors are affiliated with CNPC or an affiliate of CNPC.

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

The following table sets forth certain information concerning our directors, supervisors and executive officers as of the date of this report:

Name(1)	Age	Position	Date of Election(2)
Zhou Jiping	60	Chairman of the board of directors and president	May 18, 2011
Li Xinhua	59	Director	May 18, 2011
Liao Yongyuan	50	Director and vice president	May 18, 2011
Wang Guoliang	60	Director	May 18, 2011
Wang Dongjin	50	Director	May 18, 2011
Yu Baocai	47	Director	May 18, 2011
Ran Xinquan	47	Director and vice president	May 18, 2011
Liu Hongru	82	Independent non-executive director	May 18, 2011
Franco Bernabè	64	Independent non-executive director	May 18, 2011
Li Yongwu	68	Independent non-executive director	May 18, 2011
Cui Junhui	66	Independent non-executive director	May 18, 2011
Chen Zhiwu	50	Independent non-executive director	May 18, 2011
Li Hualin	50	Vice President and Secretary to the board of directors
Sun Longde	50	Vice president
Liu Hongbin	49	Vice president
Zhao Zhengzhang	56	Vice president
Bo Qiliang	50	Vice president
Huang Weihe	55	Vice president
Xu Fugui	55	Vice president
Yu Yibo	49	Chief financial officer
Lin Aiguo	54	Chief engineer
Wang Daofu	57	Chief geologist
Wang Lixin	56	Chairman of the supervisory board
Guo Jinping	55	Supervisor
Wen Qingshan	54	Supervisor
Sun Xianfeng	60	Supervisor
Wang Guangjun	48	Supervisor
Yao Wei	56	Supervisor
Liu Hehe	49	Supervisor
Wang Daocheng	72	Independent supervisor

(1)	The following changes have taken place to our board and senior management since our last annual report:

Due to change of work, Mr. Jiang Jiemin, our former Chairman, has tendered his resignation to the company and ceased to hold the positions of the Chairman of the board and the director of the company effective from March 18, 2013. Pursuant to the relevant provisions of the PRC Company Law and the Articles of Association of the Company, Mr. Zhou Jiping, the former Vice Chairman and President of the Company, performed the duties and powers of the Chairman of the board prior to the election of a new chairman of the board. On April 25, 2013, the board appointed Mr. Zhou Jiping as the Chairman of our company.

Due to taking up the appointments of the chief accountant of China State Shipbuilding Corporation, Mr. Zhou Mingchun, our former chief financial officer, has rendered his resignation and ceased to hold the position of the chief financial officer of the Company effective from March 14, 2013.

Mr. Sun Bo, our former vice president, passed away on December 8, 2012.

(2)	For directors only.

Directors

Zhou Jiping, aged 60, is the Chairman and President of our company and the Chairman of CNPC. Mr. Zhou is a professor-level senior engineer and holds a master’s degree. He has over 40 years of working experience in China’s oil and gas industry. In November 1996, he was appointed Deputy Director of the International Exploration and Development Cooperation Bureau of China National Petroleum Corporation and Deputy General Manager of China National Oil & Gas Exploration and Development Corporation. In December 1997, he was appointed General Manager of China National Oil & Gas Exploration and Development Corporation and Deputy Director of the International Exploration and Development Cooperation Bureau of China National Petroleum Corporation, and in August 2001, he was appointed Assistant to the General Manager of CNPC and General Manager of China National Oil & Gas Exploration and Development Corporation. Mr. Zhou has been a Deputy General Manager of CNPC since December 2003, and a Director of our company since May 2004. In May 2008, Mr. Zhou was appointed the Vice Chairman and President of our company. Mr. Zhou was appointed the General Manager of CNPC in October 2011. In March 2013, Mr. Zhou performed the duties and powers of the Chairman of our company. In April 2013, Mr. Zhou was appointed the Chairman of CNPC and concurrently the Chairman of our company.

Li Xinhua, aged 59, is a Director of our company and a Deputy General Manager of CNPC. Mr. Li is a senior engineer and holds a bachelor’s degree. Mr. Li has over 35 years of working experience in China’s petrochemical industry. In June, 1985 Mr. Li was appointed the Vice Director of Yunnan Province Natural Gas Chemical Plant and in February 1992 the Director of Yunnan Province Natural Gas Chemical Plant. In March 1997, Mr. Li was appointed as the Chairman and General Manager of Yunnan Province Yuntianhua Group and in March 2002, as the Assistant Governor of Yunnan Province. In January 2003, Mr. Li was appointed as the Deputy Governor of Yunnan Province, and in April 2007 as the Deputy General Manager of CNPC. Since May 2008, Mr. Li has been acting as a Director of our company.

Liao Yongyuan, aged 50, is a Director and Vice President of our company and concurrently serves as the Deputy General Manager of CNPC. Mr. Liao holds a master’s degree and is a professor-level senior engineer. He has 30 years of working experience in China’s oil and gas industry. He was Deputy Director of the New Zone Exploration and Development Department of China National Petroleum Corporation from June 1996, the Standing Deputy Commander and then Commander of Tarim Petroleum Exploration and Development Headquarters from November 1996. He was the General Manager of PetroChina Tarim Oilfield Branch Company from September 1999, and also the Deputy Director of Gansu Provincial Economic and Trade Committee from October 2001. He has worked as the Assistant to the General Manager of CNPC since January 2004 and has been concurrently the Head of Coordination Team for Oil Enterprises in Sichuan and Chongqing and Director of Sichuan Petroleum Administration since April 2004. He has been a Vice President of our company since November 2005. He was appointed a Deputy General Manager of CNPC in February 2007, and was the Safety Director of CNPC from July 2007 to February 2012. He has been a Director of our company since May 2008.

Wang Guoliang, aged 60, is a Director of our company and the Chief Accountant of CNPC. Mr. Wang is a professor-level senior accountant and holds a master’s degree. Mr. Wang has 30 years of working experience in China’s oil and gas industry. Mr. Wang had worked as the Vice President of China Petroleum Finance Company Limited from October 1995. In November 1997, he was appointed a Deputy General Manager and the General Accountant of China National Oil & Gas Exploration and Exploitation Corporation. Mr. Wang had been the Chief Financial Officer of our company from November 1999. He was appointed General Accountant of CNPC in February 2007, and Director of our company in May 2008.

Wang Dongjin, aged 50, is a Director of our company and the Deputy General Manager of CNPC. Mr. Wang is a professor-level senior engineer and holds a master’s degree. Mr. Wang has 30 years of working experience in China’s oil and gas industry. In July 1995, Mr. Wang was made the Deputy Director of Jiangsu Oil Exploration Bureau. In December 1997, he was made the Deputy General Manager of China National Oil & Gas

Exploration and Development Corporation. From December 2000, Mr. Wang has worked concurrently as the General Manager in each of CNPC International (Kazakhstan) Ltd. and Aktobe Oil and Gas Co., Ltd.. In October 2002, he assumed the position as the General Manager of China National Oil & Gas Exploration and Development Corporation. In January 2004, Mr. Wang assumed the positions as the Assistant to the General Manager of CNPC and the Vice Chairman and General Manager of China National Oil & Gas Exploration and Development Corporation. In September 2008, Mr. Wang was appointed as the Deputy General Manager of CNPC. Mr. Wang was elected as a Director of our company in May 2011.

Yu Baocai, aged 47, is a Director of our company and the Deputy General Manager of CNPC. Mr. Yu is a senior engineer and holds a master’s degree. He has nearly 25 years of working experience in China’s oil and petrochemical industry. In September 1999, Mr. Yu was made the Deputy General Manager of PetroChina Daqing Petrochemical Company. In December 2001, he assumed the position as the General Manager of PetroChina Daqing Petrochemical Company. In September 2003, he undertook the position as General Manager of PetroChina Lanzhou Petrochemical Company. In September 2008, Mr. Yu was made the Deputy General Manager of CNPC. In February 2003, Mr. Yu was elected as a representative of the 10th National People’s Congress of PRC. In February 2008, Mr. Yu was elected as a representative of the 11th National People’s Congress of PRC. Mr. Yu was elected as a Director of our company in May 2011.

Ran Xinquan, aged 47, is a Director and Vice President of our company and the General Manager of PetroChina Changqing Oilfield Company. Mr. Ran is a professor-level senior engineer and holds a doctorate degree. He has nearly 25 years of working experience in the China’s oil and gas industry. In April 2002, Mr. Ran was made the Deputy General Manager of CNPC Exploration and Production Company. In February 2005, he was made an key executive of PetroChina Changqing Oilfield Company. In October 2006, Mr. Ran became the key executive of PetroChina Changqing Oilfield Company. Since February 2008, he has served as the General Manager of PetroChina Changqing Oilfield Company. Mr. Ran was elected as a Director of our company in May 2011 and appointed as the Vice President of our company in October 2011.

Independent Non-executive Directors

Liu Hongru, aged 82, is an independent non-executive Director of our company. Mr. Liu is a professor and holds a doctorate degree. He graduated from the Faculty of Economics of the University of Moscow in 1959 with an associate doctorate degree. Mr. Liu once worked as Vice Governor of the Agricultural Bank of China, Vice-Governor of the People’s Bank of China, Deputy Director of the State Economic Restructuring Committee, and the Chairman of the China Securities Regulatory Commission. Mr. Liu is also a professor at the Peking University, the Tsinghua University and the Hong Kong Baptist University. Mr. Liu was appointed an independent Supervisor of our company in December 1999. After his resignation from this position as independent supervisor, Mr. Liu was appointed an independent non-executive Director of our company in November 2002. Mr. Liu has expertise in the accounting or related financial management field as required by the Main Board Listing Rules of Hong Kong Exchanges and Clearing Limited.

Franco Bernabè, aged 64, is an independent non-executive Director of our company. He holds a doctorate degree in political economics. He is currently the Chief Executive Officer of Telecom Italia (serving a second time). Prior to that, he held the responsibilities of the Chairman of the Franco Bernabè Group, the Vice Chairman of H3G, the Vice Chairman of Rothschild Europe, a non-executive director of Pininfarina Spa and an independent non-executive director of Areoportidi Bologna. Mr. Bernabè joined ENI in 1983 to become an assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 he was the Chief Executive Officer of ENI. Mr. Bernabè led the restructuring program of the ENI Group, making it one of the world’s most profitable oil companies. Between 1998 and 1999, Mr. Bernabè was the Chief Executive Officer of Telecom Italia. Between 1999 and 2000, he also served as a special representative of the Italian government for the reconstruction of the Balkan region. He was the Chairman of La Biennale di Venezia from 2001 to 2003 and has been the Chairman of the Modern Arts Museum of Trento and Rovereto since 2005. Prior to his joining ENI, Mr. Bernabè was the head of economic studies at FIAT. Mr. Bernabè was a senior economist at the OECD Department of Economics and Statistics in Paris. Earlier he was a professor of economic politics at the School of Industrial Administration, Turin University. Mr. Bernabè has been an independent non-executive Director of our company since June 2000.

Li Yongwu, aged 68, is an independent non-executive Director of our company. Mr. Li is a senior engineer and holds a bachelor’s degree. In June 1991, Mr. Li was appointed as the Director of Tianjin Chemicals Bureau. In July 1993, he was appointed as the Director of Tianjin Economic Committee. He was elected as the Vice Minister of the PRC Ministry of Chemical Industry in April 1995. He became Director of the State’s Petroleum and Chemical Industry Bureau in March 1998. In April 2001, he was appointed a Deputy Director of the Liaison Office of the Central Government at the Special Administrative Region of Macau. In December 2004, he was appointed the Vice President of China Petroleum and Petrochemical Industry Association. In May 2005, he became the Chairman of China Petroleum and Petrochemical Industry Association and in November 2005, he became an Independent Supervisor of our company. In 2003, he was elected as a standing member of the Tenth Chinese People’s Consultative Conference. In May 2008, Mr. Li was appointed an independent non-executive Director of our company.

Cui Junhui, aged 66, is an independent non-executive Director of our company. Mr. Cui is a representative of the 11th National People’s Congress of the PRC and a Committee Member of the Financial and Economic Affairs Committee of the National People’s Congress of the PRC. He is holder of a postgraduate degree (part-time study). The positions he held include Deputy Director of the Tax Bureau of Shandong Province and the Director of State Tax Bureau of Shandong Province. From January 2000 to January 2007, he served as a Deputy Director of the State Administration of Taxation. In December 2006, he was made a Vice President of Chinese Taxation Institute and a Vice President of China Charity Federation. Mr. Cui was elected as a representative of the 11th National People’s Congress and a member of the Financial and Economic Affairs Committee of the National People’s Congress in March 2008. In April 2008, Mr. Cui was elected as the President of the sixth term of the Chinese Taxation Institute. Mr. Cui has served as an independent non-executive Director of our company since May 2008. Mr. Cui has expertise in the accounting or related financial management field as required by the Main Board Listing Rules of Hong Kong Exchanges and Clearing Limited.

Chen Zhiwu, aged 50, is an independent non-executive Director of our company. Mr. Chen is a tenured professor of economic finance at Yale University School of Management and a distinguished professor under the Chang Jiang Scholar Program at Tsinghua University School of Humanities and Social Sciences. Mr. Chen received a bachelor of science degree from Central South University of Technology in China (now Central South University), a master’s degree in engineering from National University of Defense Technology of the PRC and a doctoral degree of finance from Yale University of the United States. In June 1990, Mr. Chen started his teaching career in the University of Wisconsin — Madison of the United States. From July 1995 to July 1999, he worked at Ohio State University of the United States and was promoted to associate professor of finance in 1997. From July 1999, Mr. Chen became a tenured professor of finance at Yale University School of Management. Mr. Chen was elected as an independent non-executive Director of our company in May 2011.

Secretary to the Board of Directors

Li Hualin, aged 50, is the Secretary to the Board of Directors and Vice President of our company, and an Executive Director and General Manager of China Petroleum Hongkong (Holding) Limited. Mr. Li holds a master’s degree and is a professor-level senior economist. Mr. Li has approximately 30 years of experience in the oil and gas industry in China. In December 1997, Mr. Li became the Deputy General Manager of the China National Oil and Gas Exploration Development Corporation and the Chairman and General Manager of CNPC International (Canada) Ltd. In September 1999, Mr. Li became the General Manager of CNPC International (Kazakhstan) Ltd. whilst remaining as the Deputy General Manager of the China National Oil and Gas Exploration and Development Corporation. In January 2001, Mr. Li became the Deputy General Manager of China Petroleum Hongkong (Holding) Limited. In December 2001, he was appointed as the Chairman of Shenzhen Petroleum Industrial Co., Ltd. From July 2006, Mr. Li became the Vice-Chairman and General

Manager of China Petroleum Hongkong (Holding) Limited, whilst remaining as the Chairman of Shenzhen Petroleum Industrial Co., Ltd. Mr. Li has been a Vice President of our company since November 2007. Mr. Li was appointed as the Secretary to the Board of Directors of our company in May 2009.

Other Senior Management Personnel

Sun Longde, aged 50, is a Vice President of our company. Mr. Sun is a professor-level senior engineer and holds a doctoral degree. He has approximately 30 years of working experience in China’s oil and geological industry. Mr. Sun was appointed the Deputy Chief Geologist of Xianhe Oil Extraction Plant and Deputy Manager of Dongxin Oil Extraction Plant of Shengli Petroleum Administration Bureau in January 1994, Chief Deputy Director-General of Exploration Business Department of Shengli Petroleum Administration Bureau in April 1997, the Manager of Exploration & Development Company of Shengli Petroleum Administration Bureau in September 1997, Chief Geologist of Tarim Petroleum Exploration & Development Headquarters in November 1997, Deputy General Manager of PetroChina Tarim Oilfield Company in September 1999 and the General Manager of PetroChina Tarim Oilfield Company in July 2002. Mr. Sun has been a Vice President of our company since June 2007. In December 2011, Mr. Sun was elected to the Chinese Academy of Engineering.

Liu Hongbin, aged 49, is a Vice President of our company and concurrently the General Manager of the Marketing Company of our company. Mr. Liu is a senior engineer and holds a college degree. He has approximately 30 years of working experience in China’s oil and gas industry. Mr. Liu was appointed the Vice President of Exploration & Development Research Institute of Yumen Petroleum Administration Bureau in May 1991, the Director of the Development Division of Tuha Petroleum Exploration & Development Headquarters in October 1994, the Chief Engineer of Tuha Petroleum Exploration & Development Headquarters in June 1995, the Deputy General Manager of PetroChina Tuha Oilfield Company in July 1999, the Commander of Tuha Petroleum Exploration & Development Headquarters in July 2000, the General Manager of the Planning Department of our company in March 2002 and the Director of the Planning Department of CNPC in September 2005. Mr. Liu has become a Vice President of our company since June 2007. Mr. Liu has served as a Vice President of our company and concurrently as the General Manager of the Marketing Company since November 2007.

Zhao Zhengzhang, aged 56, is a Vice President of our company and concurrently the General Manager of Exploration and Production Company of our company. Mr. Zhao holds a master’s degree. He is a professor-level senior engineer and has over 25 years of working experience in China’s oil and industry. In June 1996, Mr. Zhao was appointed as the Deputy Director of the New District Exploration Department of CNPC. In November 1996, he was appointed as Deputy Director of the Exploration Bureau of CNPC and Director of the New District Exploration Department. In October 1998, Mr. Zhao was appointed as Deputy Director of the Exploration Department of CNPC. In September 1999, he was appointed as a member of the Preparatory Group of CNPC Exploration and Production Company. In December 1999, Mr. Zhao was appointed as Deputy General Manager of CNPC Exploration and Production Company. In January 2005, he was appointed as Senior Executive and Deputy General Manager of CNPC Exploration and Production Company. In January 2006, he was appointed as the General Manager of CNPC Exploration and Production Company. In May 2008, Mr. Zhao was appointed the Vice President of the company and the General Manager of the Exploration and Production Company.

Bo Qiliang, aged 50, is a Vice President of our company and concurrently the General Manager of PetroChina International Ltd. Mr. Bo holds a doctor’s degree and is a professor-level senior engineer. He has over 25 years of working experience in China’s oil and gas industry. Mr. Bo was made the Vice President of the Scientific Research Institute of Petroleum Exploration and Development in February 1997, senior executive of CNPC International (E&D) Ltd. in December 2001, Senior Deputy General Manager of China National Oil and Gas Exploration and Development Corporation in October 2004, President of PetroKazakhstan Inc. and concurrently leader of the Kazakhstan Coordination and Steering Team in November 2005, and General Manager of China National Oil and Gas Exploration and Development Corporation in September 2008. Mr. Bo began to act as the General Manager of PetroChina International Ltd. while concurrently acting as the General Manager of

China National Oil and Gas Exploration and Developing Corporation from November 2009. Mr. Bo has been acting as a Vice President of our company and concurrently as the General Manager at PetroChina International Ltd. since January 2010.

Huang Weihe, aged 55, is a Vice President and the General Manager of PetroChina Natural Gas and Pipelines Company. Mr. Huang is a professor-level senior engineer and holds a doctoral degree. He has 30 years of working experience in China’s oil and gas industry. In December 1998, he was appointed as Deputy Director of the Petroleum and Pipelines Bureau. In November 1999, he was appointed as Deputy Director of the Petroleum and Pipelines Bureau while concurrently acting as Chief Engineer. From October 2000, Mr. Huang served as the General Manager of PetroChina Pipelines Company and in May 2002, concurrently as the General Manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In November 2002, Mr. Huang was appointed as the General Manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In December 2002, he was appointed as the General Manager of PetroChina Natural Gas and Pipelines Company of the Company and the General Manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In February 2006, Mr. Huang ceased to be the General Manager of PetroChina Natural Gas Transmission Pipelines Company. In May 2008, Mr. Huang was appointed as the Chief Engineer of the company while concurrently serving as the General Manager of PetroChina Natural Gas and Pipelines Company. Mr. Huang was appointed the Vice President of our company in October 2011.

Xu Fugui, aged 55, is the Vice President of our company and the General Manager of PetroChina Refining & Chemical Company. Mr. Xu is a professor-level senior engineer and holds a doctoral degree. He has 30 years of working experience in China’s oil and petrochemical industry. Mr. Xu had worked as the Deputy Manager of Dushanzi Petrochemical Plant and manager of Refining Plant of Xinjiang Petroleum Administration Bureau concurrently. He was appointed as the General Manager of Dushanzi Petrochemical Plant of Xinjiang Petroleum Administration Bureau in July 1999, and the General Manager of Dushanzi Petrochemical Company in September 1999. In September 2011, he was as appointed the General Manager of PetroChina Refining & Chemical Company. In October 2011, he was appointed as the Vice President of our company.

Yu Yibo, aged 49, is the Chief Financial Officer of our company and concurrently the General Manager of the Merger and Acquisition Department of our company. Mr. Yu is a professor-level senior accountant and holds a doctorate degree from the Business School of Hitotsubashi University in Japan. Mr. Yu has 15 years of experience in China’s oil and gas industry. In November 1998, Mr. Yu was appointed the assistant to the President of CNPC. In February 1999, Mr. Yu was appointed as a member of the Restructuring and Listing Preparatory Team of CNPC. In November 1999, Mr. Yu was appointed the deputy general manager of the Finance Department of our company. Mr. Yu was the Deputy General Manager of PetroChina Dagang Oilfield Branch Company from March 2002 to October 2002. Since April 2003, he has been the General Manager of the Merger and Acquisition Department of our company. He was a supervisor of the company from May 2008 to May 2011. In March 2013, Mr. Yu was appointed the Chief Financial Officer of our company.

Lin Aiguo, aged 54, is the Chief Engineer of our company. Mr. Lin is a professor-level senior engineer and holds a college degree. He has over 30 years of working experience in China’s oil and petrochemical industry. Mr. Lin was appointed as the Deputy Manager and the Standing Deputy Manager of Shengli Refinery of Qilu Petrochemical Company in July 1993, the Deputy General Manager of Dalian West Pacific Petrochemical Co. Ltd. in May 1996, and the General Manager of Dalian West Pacific Petrochemical Co. Ltd. in August 1998, and the General Manager of Refining & Marketing Company of our company in December 2002. Mr. Lin has served as the Chief Engineer of our company since June 2007.

Wang Daofu, aged 57, is the General Geologist of our company and Director of the Exploration and Development Institute. Mr. Wang is a professor-level senior engineer and holder of a doctoral degree. He has 30 years of working experience in China’s oil and gas industry. He was appointed as Deputy General Manager of PetroChina Changqing Oilfield Company in September 1999 and General Manager of PetroChina Changqing Oilfield Company in January 2003. He was elected as a representative of the 11th National People’s Congress of the PRC in 2008. Mr. Wang has become the General Geologist of our company since May 2008. Mr. Wang has been concurrently acting as the Director of the Exploration and Development Institute since September 2008.

Supervisors

Wang Lixin, aged 56, is the Chairman of the Supervisory Board of our company. Mr. Wang is a professor-level senior economist and holder of a master’s degree. Mr. Wang has 40 years of working experience in China’s oil and petrochemical industry. He was made the executive of Shengli Petroleum Administration Bureau in February 1998. In November 2004, he was appointed as key executive of Shengli Petroleum Administration Bureau and Vice Chairman of Shengli Oilfield Company Limited. Mr. Wang became the director of the Shengli Petroleum Administration Bureau in March 2007 and was also appointed as the Assistant to the General Manager of China Petrochemical Corporation since March 2009. In May 2011, he was appointed as the head of Discipline Inspection Group of CNPC. In October 2011, he was elected as the supervisor and Chairman of the Supervisory Board.

Guo Jinping, aged 55, is a Supervisor and the General Manager of the Legal Department of our company and the General Counsel and the director of the Legal Department of CNPC. Mr. Guo is a professor-level senior economist and has been awarded with post-graduate qualification. Mr. Guo has nearly 30 years of working experience in the China’s oil and gas industry. In November 1996, he became the chief economist in the Bureau of Policy and Regulations of China National Petroleum Corporation. In October 1998, Mr. Guo was made the deputy director of the Development and Research Department in CNPC. Since September 1999, he has served as the General Manager of the Legal Department of our company. In September 2005, Mr. Guo has worked as the director of the Legal Department of CNPC. In November 2007, he became the general manager of the Legal Department of our Company and the General Counsel and the director of the Legal Department of CNPC concurrently. In May 2011, he was elected as a Supervisor of our company.

Wen Qingshan, aged 54, is a Supervisor of our company and the Deputy Chief Accountant and the General Manager of the Finance and Assets Department of CNPC. Mr. Wen is a professor-level senior accountant and holds a master’s degree in economics. Mr. Wen has over 35 years of working experience in China’s petrochemical industry. He had acted as the Deputy Director of the Finance and Assets Department of CNPC since May 1999 and Director of the Finance and Assets Department of CNPC since May 2002. He has been a Supervisor of our company since November 2002. He has been acting as the Deputy Chief Accountant and the Director of the Finance and Assets Department of CNPC since November 2007.

Sun Xianfeng, aged 60, is a Supervisor of our company. Mr. Sun is a senior economist and holds a MBA degree. Mr. Sun has over 40 years of working experience in China’s oil and gas industry. Mr. Sun was made Deputy Director of the Supervisory Bureau of China National Petroleum Corporation in November 1996, and was transferred to the Eighth Office of the State Council Compliance Inspectors’ General Office (Supervisory Committee of Central Enterprises Working Commission) as its temporary head in June 1998. He was appointed as the Deputy Director of the Audit Department of CNPC in October 2000, and concurrently the Director of the Audit Institute in December 2000. Mr. Sun was made the Director of the Audit Department of CNPC and the Director of the Audit Service Centre in April 2004. Mr. Sun has been a Supervisor of our company since May 2004. In October 2005, Mr. Sun was appointed as a concurrent State-owned Company Supervisor from State-owned Assets Supervision and Administration Commission to CNPC. Mr. Sun served as the General Manager of the Audit Department of our company from July 2007 to September 2012.

Wang Guangjun, aged 48, is a Supervisor of our company and the General Manager of PetroChina Jilin Petrochemical Company. Mr. Wang is a professor-level senior engineer and holds a doctoral degree. He has over 25 years of working experience in China’s oil and petrochemical industry. He was appointed as the deputy general manager of the Quality, Safety and Environmental Protection Department of our company in September 1999. In May 2006, he became the general manager of PetroChina Northeast Chemicals and Marketing Company. Mr. Wang was then appointed as the general manager of PetroChina Jilin Petrochemical Company in June 2007. In May 2011, he was elected as a Supervisor of our company.

Yao Wei, aged 56, is a Supervisor of our company and the General Manager of PetroChina Pipeline Company. Mr. Yao is a professor-level senior engineer and holds a master’s degree. He has 35 years of working experience in China’s oil and gas industry. Mr. Yao became the deputy manager of Beijing Natural Gas Transport Company in July 1995. In April 2001, he was appointed as the deputy general manager of Beijing Huayou Gas Corporation Limited. In April 2007, Mr. Yao became the General Manager of PetroChina Pipeline Company. In May 2011, he was elected as a supervisor of our company.

Liu Hehe, aged 49, is a Supervisor of our company and the General Manager of PetroChina Inner Mongolia Marketing Company. Mr. Liu is a professor-level senior economist and holds a bachelor’s degree in Petrochemical from Fushun Petroleum College, now Liaoning Petrochemical University. He has 25 years of working experience in China’s oil and petrochemical industry. He was made the General Manager of PetroChina East China Marketing Company in April 2004 and became the General Manager of PetroChina East China (Shanghai) Marketing Company in December 2008. He was appointed as the General Manager of PetroChina Inner Mongolia Marketing Company in November 2009. In May 2011, he was elected as a supervisor of our company.

Wang Daocheng, aged 72, is an Independent Supervisor of our company. Mr. Wang is currently the President of the China Institute of Internal Audit. He is a senior auditor and holds a bachelor’s degree. He has approximately 50 years of experience in finance and auditing. From 1981 to 1984, he led the preparatory committee within the audit department of the Ministry of Finance and headed the science and technology training center of the National Audit Office as well as the financial and monetary authority. From August 1984, Mr. Wang held a number of positions, including Deputy Director of Xicheng District Audit Bureau of Beijing, Deputy Director of the Research Department of the National Audit Office, the Deputy Director of the General Affairs Bureau, Deputy Director of the Foreign Investment Bureau, Director of the Foreign Investment Department, Director of the Financial Audit Department and Director of the General Office of the National Audit Office. From March 1999 to March 2005, Mr. Wang headed the discipline inspection panel of the Central Commission for Discipline Inspection in the National Audit Office. In June 2005, he became the President of the China Institute of Internal Audit. Mr. Wang has been an Independent Supervisor of our company since May 2009.

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

The aggregate amount of salaries, housing allowances, other allowances and benefits in kind paid by us to the five highest paid individuals of PetroChina during the year ended December 31, 2012 was RMB4,506,689. We paid RMB229,535 as our contribution to the pension plans in respect of those individuals in the year ended December 31, 2012.

The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our directors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2012 was RMB2,895,526.

Save as disclosed, no other payments have been paid or are payable, in respect of the year ended December 31, 2012, by us or any of our subsidiaries to our directors. In addition, we have no service contracts with our directors that provide for benefits to our directors upon the termination of their employment with us.

In 2012, we paid RMB272,095 as our contribution to the pension plans in respect of our directors and supervisors, who hold senior management positions or are otherwise employed by us. The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our supervisors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2012 was RMB2,239,351.

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

Employees

As of December 31, 2010, 2011 and 2012, we had 552,698, 552,810 and 548,355 employees, respectively. During 2012, we employed 318,311 temporary employees on an average. As of December 31, 2012, we had 318,767 temporary employees. The table below sets forth the number of our employees by business segment as of December 31, 2012.

	Employees	% of Total
Exploration and production	292,455	53.33
Refining and chemicals	167,209	30.50
Marketing	62,610	11.42
Natural gas and pipeline	20,451	3.73
Other(1)	5,630	1.02
Total	548,355	100.00

(1)

Including the numbers of employees of the management of our headquarters, specialized companies, PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, Petrochemical Research Institute and other units.

Our employees participate in various basic social insurance plans organized by municipal and provincial governments whereby we are required to make monthly contributions to these plans at certain rates of the employees’ salary as stipulated by relevant local regulations. Expenses incurred by us in connection with the retirement benefit plans were approximately RMB9,600 million, RMB11,400 million and RMB13,400 million, respectively, for the years ended December 31, 2010, 2011 and 2012, respectively.

In 2012, we did not experience any strikes, work stoppages, labor disputes or actions that affected the operation of any of our businesses. Our company maintains good relationship with our employees.

Share Ownership

As of December 31, 2012 our directors, senior officers and supervisors do not have share ownership in PetroChina or any of PetroChina’s affiliates.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

PetroChina was established on November 5, 1999 with CNPC as its sole promoter. As of March 31, 2013, CNPC beneficially owned 158,325,211,528 shares, which include 291,518,000 H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC, representing approximately 86.507% of the share capital of PetroChina, and, accordingly, CNPC is our controlling shareholder.

The following table sets forth the major shareholders of our A shares as of March 31, 2013:

Name of Shareholders	Class of Shares	Number of Shares Held	Percentage of the Issued Share Capital of the Same Class of Shares (%)	Percentage of the Total Share Capital (%)
CNPC	A shares	158,033,693,528	97.60	86.35

The following table sets forth the major shareholders of our H shares as of March 31, 2013:

Name of Shareholders	Number of Shares Held		Percentage of Such Share in That Class of the Issued Shares Capital (%)	Percentage of the Total Share Capital (%)
CNPC	291,518,000 (LongPosition	)(1)	1.38	0.16
Aberdeen Asset Management Plc and its related parties (collectively, the “Group”), representing the accounts managed by the Group	1,711,231,963 (Long Position	)	8.11	0.93
Black Rock, Inc.	1,564,412,584 (Long Position	)	7.41	0.85
	271,299,399 (Short Position	)	1.28	0.15
JP Morgan Chase & Co	1,488,726,803 (Long Position	)	7.06	0.81
	80,112,753 (Short Position	)	0.38	0.04
	987,001,690 (Lending Pool	)	4.68	0.54
Templeton Asset Management, Ltd.	1,270,171,357 (Long Position	)	6.02	0.69

(1)	Held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

Related Party Transactions

CNPC is a controlling shareholder of our company. We enter into extensive transactions with CNPC and other members of the CNPC group, all of which constitute related party transactions for us. We also continue to carry out existing continuing transactions with other related parties in the year ended December 31, 2012.

One-off Related Party Transactions

Formation of a Joint Venture Company

On January 4, 2012, we entered into a Capital Contribution Agreement with CNPC, pursuant to which the two parties will set up a captive insurance company with a registered capital of RMB5 billion. Upon completion of the Capital Contribution Agreement, the equity interests in such captive insurance company would be held as to 51% by CNPC and as to 49% by us according to our respective capital contributions. The proposed name of the joint venture company is CNPC Captive Insurance Company Limited, a joint stock limited company incorporated under the laws and regulations of the PRC. The final name of the joint venture company is subject to the registration by the local branch of the State Administration of Industry and Commerce. Subject to the approval of China Insurance Regulatory Commission, the joint venture company will be principally engaged in property insurance, liability insurance, credit insurance, guarantee insurance, short term health insurance, accident insurance, the reinsurance of those insurance businesses and the use of insurance funds permitted by relevant laws and regulations. The final scope of business is subject to the approval by China Insurance Regulatory Commission and the registration by the local branch of the State Administration of Industry and Commerce.

Entry into a Finance Lease Agreement

On August 23, 2012, Sichuan Petrochemical, a directly controlled subsidiary of our company, entered into a finance lease agreement, or the Finance Lease Agreement, with Kunlun Finance Leasing, a directly controlled subsidiary of CNPC. Pursuant to the finance lease agreement, Sichuan Petrochemical will lease from Kunlun

Finance Leasing certain production equipment for eight years with a total rent of RMB3 billion and an annual floating lease interest rate of the annual RMB benchmark lending rate for term loans of more than five years promulgated by the People’s Bank of China from time to time.

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

On August 25, 2011, the company and CNPC entered into Supplemental Land Use Right Leasing Contract which took effect on January 1, 2012.

The company and CNPC entered into the Buildings Leasing Agreement on March 10, 2000 and the Supplemental Buildings Leasing Agreement on September 26, 2002. On August 25, 2011, the company and CNPC entered into the Amendment to the Buildings Leasing Contract, or the Amendment, pursuant to which the company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 734,316 square meters. The parties further agreed to adjust the average rental fees to RMB1,049 per square meter per year. The expiry date of the Amendment is the same as the Buildings Leasing Agreement. We and CNPC may adjust the area of building leased and the rental fees every three years as appropriate by reference to the status of our production and operations and the prevailing market price, but the adjusted rental fees shall not exceed the comparable fair market price.

As at December 31, 2012, the outstanding amount of our debts secured by CNPC and its subsidiaries was RMB21,852 million.

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

Loans from Related Parties

As of December 31, 2012, we had unsecured short-term and long-term loans from CNPC and its affiliates in an aggregate amount of RMB273,086 million with an average annual interest rate of 4.55%.

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

A dividend of RMB0.15250 per share (inclusive of applicable taxes) for the six months ended June 30, 2012 was paid to the shareholders on October 24, 2012. The board of directors recommended that a final dividend of RMB0.13106 per share (inclusive of applicable taxes), which was calculated on the basis of the balance between 45% of our income for the year attributable to our shareholders under IFRS for the year ended December 31, 2012 and the interim dividend for the six months ended June 30, 2012, should be paid. The final dividend for the year ended December 31, 2012 is subject to the approval by the annual shareholders’ meeting to be held on May 23, 2013. The payment will be made to shareholders whose names appear on the register of the company at close of business on June 5, 2013.

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

As of December 31, 2012, there were 21,098,900,000 H Shares and 161,922,077,818 A Shares issued and outstanding. As of December 31, 2012, there were 291 registered holders of American depositary receipts evidencing 12,505,143 ADSs. The depositary of the ADSs is the Bank of New York.

The high and low closing sale prices of our A Shares on the Shanghai Stock Exchange, of H Shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for each year from 2008 through 2012 for each quarter from 2011 to 2013 (up to the end of the first quarter of 2013), and for each month from December 2012 to April 2013 (through April 24, 2013) are set forth below.

	Price Per H Share		Price Per ADS		Price Per A Share
	HK$		US$		RMB
	High	Low	High	Low	High	Low
Annual Data
2008	14.24	4.25	182.12	57.25	31.31	9.95
2009	10.48	5.10	133.65	64.09	16.38	10.02
2010	10.50	7.97	136.45	101.92	14.28	9.94
2011	12.50	8.59	158.83	111.29	12.41	9.35
2012	11.86	9.08	153.23	117.11	10.60	8.47
Quarterly Data
2011
First quarter	11.78	10.14	152.25	130.41	12.10	11.02
Second quarter	12.34	10.32	156.44	132.22	12.18	10.66
Third quarter	11.78	9.03	149.86	112.49	11.06	9.57
Fourth quarter	10.62	8.99	136.00	114.42	10.19	9.46
2012
First quarter	11.86	10.10	153.23	131.38	10.60	9.69
Second quarter	11.76	9.65	150.99	125.05	10.14	8.98
Third quarter	10.22	9.08	131.30	117.11	9.12	8.52
Fourth quarter	11.08	9.93	143.78	128.77	9.04	8.47
Monthly Data
2012
October	11.08	9.93	141.22	128.77	8.99	8.68
November	10.68	10.10	137.73	130.11	8.82	8.47
December	11.06	10.24	143.78	131.90	9.04	8.47
2013
January	11.30	10.88	145.80	141.06	9.35	8.91
February	11.10	10.44	143.84	135.85	9.40	8.99
March	11.76	9.08	139.95	130.40	9.01	8.69
April (through April 24, 2013)	10.28	9.31	131.87	119.89	8.73	8.47

The closing prices per A Share, per H Share and per ADS on April 24, 2013 were RMB8.51, HK$9.56 and US$124.24, respectively.

ITEM 10 — ADDITIONAL INFORMATION

Memorandum and Articles of Association

Our Articles of Association Currently in Effect

The summary based on the significant provisions of our articles of association currently in effect has been filed with the Commission as an exhibit to our annual report on Form 20-F for the year ended December 31, 2007. Please see our annual report on Form 20-F for the year ended December 31, 2007 for summary of our articles of association currently in effect. On March 21, 2013, our board of directors approved amendments to our existing articles of association. Proposed changes include, among others, (i) an expansion of our scope of business and (ii) an addition of a requirement to distribute cash dividends of not be less than 30% of the net profits attributable to the parent company under certain circumstances. The amended articles of association will become effective upon the approval of our shareholders at our 2013 annual general meeting.

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

PRC Taxation

Dividends and Individual Investors

Pursuant to the Individual Income Tax Law of the PRC, all foreign individuals are subject to a 20% withholding tax on dividends paid by a PRC company on its shares listed overseas, or Overseas Shares, unless specifically exempt by the financial authority of the State Council of the PRC. However, pursuant to the Notice on the Collection of Individual Income Tax after the Abolishment of Guoshuifa [1993] No. 045, or Circular 348, issued by the State General Administration of Taxation of the PRC on June 28, 2011, foreign individual shareholders holding H shares, or Individual H Shareholders, in a PRC company listed in Hong Kong may be subject to different levels of withholding taxes on dividends based on the tax treaties of their home countries with China. Individual H Shareholders, who are residents of Hong Kong or Macau or who enjoy a 10% tax rate on dividends based on the tax treaties of their home countries with China, are subject to a withholding tax rate of 10% in respect of the H-share dividends they receive. For those Individual H Shareholders whose home countries have tax treaties with China prescribing a tax rate on dividends lower than 10%, the PRC company, whose shares are held by such Individual H Shareholders, need to apply for such tax treatment under relevant PRC taxation regulation on behalf of the Individual H Shareholders in order for them to enjoy such tax treatment. For Individual H Shareholders whose home countries have tax treaties with China prescribing a tax rate on dividends between 10% and 20%, the PRC company, whose shares are held by such Individual H Shareholders, shall withhold the individual income tax at the agreed-upon tax rate. For Individual H Shareholders whose home countries have no tax treaties with China or whose home countries have tax treaties with China prescribing a tax rate on dividends higher than 20%, the PRC company shall withhold the tax at a rate of 20%.

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

Capital Gains

The Individual Income Tax Law of the PRC, provides for a capital gain tax of 20% on individuals. The Provisions for Implementing the Individual Income Tax Law of the PRC, provides that the measures to levy individual income tax on the gains realized on the sale of shares will be made in the future by the Ministry of Finance and subject to the approval of the State Council. However, the Ministry of Finance has not by far promulgated a specific taxation method to levy tax on the capital gains realized by individual holders of H Shares or ADSs from sale of shares. If in the future such specific taxation method is promulgated, an individual holder of H Shares or ADSs may be subject to a 20% tax on capital gains under the Individual Income Tax Law of the PRC as amended from time to time, unless exempted or reduced by an applicable double taxation treaty or relevant PRC law or regulation.

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

Distributions on the H Shares or ADSs

The gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H Shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as dividend income when the distribution is actually or constructively received by you, in the case of the H Shares, or by the depositary in the case of ADSs. Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, since the taxable year beginning prior to January 1, 2013, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes. A qualified foreign corporation includes:

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

We believe that we did not meet either of the PFIC tests in the taxable year that ended December 31, 2012 and believe that we will not meet either of the PFIC tests in the current or subsequent taxable years and therefore will not be treated as a PFIC for such periods. However, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

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

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends in respect of the H Shares or ADSs or the proceeds of the sale, exchange, or redemption of the H Shares or ADSs paid within the United States, and in some cases, outside of the United States, other than to various exempt recipients, including corporations. In addition, you may, under some circumstances, be subject to “backup withholding” with respect to dividends paid on the H Shares or ADSs or the proceeds of any sale, exchange or transfer of the H Shares or ADSs, unless you:

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

Interest Rate Risk

Our interest risk exposure arises from changing interest rates. The tables below provide information about our financial instruments including various debt obligations that are sensitive to changes in interest rates. The tables present principal cash flows and related weighted-average interest rates at expected maturity dates. Weighted-average variable rates are based on effective rates as of December 31, 2010, 2011 and 2012. The information is presented in Renminbi equivalents, our reporting currency.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi. However, a portion of our RMB revenues are converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported equipment, crude oil and other materials. Foreign currency payments for imported equipment represented 7.3%, 2.5% and 6.5 % of our total payments for equipment in 2010, 2011 and 2012, respectively. Foreign currency payments for other imported materials represented 1.0%, 0.83% and 0.09% of our total payments for materials in 2010, 2011 and 2012, respectively.

The Renminbi is not a freely convertible currency. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

The tables below provide information about our financial instruments including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The tables below summarize such information by presenting principal cash flows and related weighted-average interest rates at expected maturity dates in RMB equivalents, using the exchange rates in effect as of December 31, 2010, 2011 and 2012, respectively.

December 31, 2012

	Expected Maturity Date							Percentage to Total Long-Term Debt	Fair Value
	2013	2014	2015	2016	2017	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	22	50,003	20,002	23,048	13,192	56,003	162,270	53.80%	157,754
Average interest rate	4.22%	5.38%	4.05%	4.13%	3.95%	4.73%	—	—	—
Variable Rate Loan Amount	6,062	6,736	10,103	4	2,117	6,003	31,025	10.29%	31,025
Average interest rate	4.55%	5.56%	5.32%	2.55%	2.03%	5.64%	—	—	—
Loans in Euros
Fixed Rate Loan Amount	25	34	34	34	30	50	207	0.07%	222
Average interest rate	2.83%	3.10%	3.10%	3.10%	3.00%	2.00%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in United States Dollars
Fixed Rate Loan Amount	33	160	753	35	35	291	1,307	0.43%	1,401
Average interest rate	1.13%	6.51%	5.50%	1.09%	1.09%	1.26%	—	—	—
Variable Rate Loan Amount	174	8,776	3,785	1,509	2,200	2,475	18,919	6.27%	18,919
Average interest rate	0.73%	2.94%	2.37%	3.31%	3.21%	1.00%	—	—	—

	Expected Maturity Date							Percentage to Total Long-Term Debt	Fair Value
	2013	2014	2015	2016	2017	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Loans in Japanese Yen
Fixed Rate Loan Amount	22	22	22	22	22	40	150	0.05%	163
Average interest rate	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	234	234	0.08%	234
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	1,500	—	—	—	16,000	4,000	21,500	7.13%	21,265
Average interest rate	4.11%	—	—	—	4.55%	4.97%	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	—	15,000	40,000	—	11,000	—	66,000	21.88%	64,928
Average interest rate	—	3.35%	3.97%	—	4.60%	—	—	—	—
Total	7,838	80,731	54,699	24,652	64,596	69,096	301,612	100.00%	295,911

December 31, 2011

	Expected Maturity Date							Percentage to Total Long-Term Debt
	2012	2013	2014	2015	2016	Thereafter	Total		Fair Value
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	4	29	40,005	20,006	13,080	4	73,128	33.46%	72,215
Average interest rate	4.52%	4.73%	5.26%	4.05%	4.25%	4.35%	—	—	—
Variable Rate Loan Amount	5,183	6,566	7,031	4	4	6,006	24,794	11.34%	24,794
Average interest rate	5.13%	4.55%	5.74%	2.55%	2.55%	5.44%	—	—	—
Loans in Euros
Fixed Rate Loan Amount	37	34	33	33	23	63	223	0.10%	222
Average interest rate	2.61%	2.64%	2.64%	2.64%	2.11%	0.87%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in United States Dollars
Fixed Rate Loan Amount	33	35	35	649	35	320	1,107	0.51%	1,180
Average interest rate	1.48%	1.43%	1.43%	4.32%	1.43%	1.77%	—	—	—
Variable Rate Loan Amount	2,592	3,321	8,512	1,260	252	2,481	18,418	8.43%	18,419
Average interest rate	2.83%	2.47%	2.38%	2.53%	3.58%	0.89%	—	—	—

	Expected Maturity Date							Percentage to Total Long-Term Debt
	2012	2013	2014	2015	2016	Thereafter	Total		Fair Value
	(RMB equivalent in millions, except percentages)
Loans in Japanese Yen
Fixed Rate Loan Amount	22	22	23	22	22	82	193	0.09%	209
Average interest rate	2.46%	2.46%	2.46%	2.46%	2.46%	2.42%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	2,936	—	—	—	—	2,936	1.34%	2,936
Average interest rate	—	1.79%	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	247	247	0.11%	241
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	—	1,500	—	—	—	—	1,500	0.69%	1,476
Average interest rate	—	4.11%	—	—	—	—	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	30,000	—	15,000	40,000	—	11,000	96,000	43.93%	93,637
Average interest rate	2.49%	—	3.35%	3.97%	—	4.60%	—	—	—
Total	37,871	14,443	70,639	61,974	13,416	20,203	218,546	100.00%	215,329

December 31, 2010

	Expected Maturity Date							Percentage to Total Long-Term Debt	Fair Value
	2011	2012	2013	2014	2015	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	8	5,555	771	6	6	84	6,430	4.71%	6,190
Average interest rate	3.54%	4.32%	4.37%	2.55%	4.04%	2.55%	—	—	—
Variable Rate Loan Amount	101	204	5,155	11	7	6,054	11,532	8.45%	11,532
Average interest rate	5.42%	4.69%	4.32%	5.06%	2.55%	4.75%	—	—	—
Loans in Euros
Fixed Rate Loan Amount	42	38	29	25	25	128	287	0.21%	51
Average interest rate	1.33%	1.17%	1.19%	1.36%	1.34%	1.42%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—

	Expected Maturity Date							Percentage to Total Long-Term Debt	Fair Value
	2011	2012	2013	2014	2015	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Loans in United States Dollars
Fixed Rate Loan Amount	35	36	36	36	857	333	1,333	0.98%	1,283
Average interest rate	1.48%	1.43%	1.43%	1.43%	4.20%	1.36%	—	—	—
Variable Rate Loan Amount	2,719	1,201	539	6,626	—	2,646	13,731	10.06%	13,730
Average interest rate	1.10%	2.73%	1.65%	1.31%	—	1.01%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	22	22	22	22	22	105	215	0.16%	—
Average interest rate	2.46%	2.46%	2.46%	2.46%	2.46%	2.43%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	2,977	—	—	—	2,977	2.18%	2,977
Average interest rate	—	—	2.08%	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	166	—	—	—	—	274	440	0.32%	426
Average interest rate	9.50%	—	—	—	—	3.00%	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	2,000	—	1,500	—	—	—	3,500	2.57%	3,516
Average interest rate	3.76%	—	4.11%	—	—	—	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	—	30,000	—	15,000	40,000	11,000	96,000	70.36%	94,237
Average interest rate	—	2.49%	—	3.35%	3.97%	4.60%	—	—	—
Total	5,093	37,056	11,029	21,726	40,917	20,624	136,445	100.00%	133,942

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

Fees and Payments from the Depositary to Us

From January 1, 2012 to December 31, 2012, we received from the depositary a reimbursement of US$324,022.25, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs. In addition, the depositary has agreed to reimburse us certain amount per year of the facility, including but not limited to, investor relations expenses or any other American depositary receipts program related expenses. The amount of such reimbursements is subject to certain limits.

PART  II

ITEM 13 — DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 — CONTROLS AND PROCEDURES

Evaluation of the Management on Disclosure Controls and Procedures

Our Chairman, who currently performs the function of Chief Executive Officer, and our Chief Financial Officer, after evaluating the effectiveness of PetroChina’s disclosure controls and procedures (as defined in the United States Exchange Act Rules 13a-15(e) and 15d(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our company’s disclosure controls and procedures were effective to ensure that material information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and regulations and that such information is accumulated and communicated to our company’s management, including our principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our company’s management, including our principal executive officer and principal financial officer, our company evaluated the effectiveness of the its internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our company’s management has concluded that its internal control over financial reporting was effective as of December 31, 2012.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of our company’s internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), or PwC, our company’s independent registered public accountants, as stated in its report attached hereto.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2012, there were no changes in the company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting.

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

ITEM 16B — CODE OF ETHICS

We adopted our code of business conduct and ethics for senior management on March 23, 2004 and our code of business conduct and ethics for employees on March 2, 2005 and have disclosed the content of both codes on our website.

These two Codes of Ethics may be accessed as follows:

1. From our main web page, first click on “Investor Relations”.

2. Next, click on “Corporate Governance Structure”.

3. Finally, click on “Code of Ethics for Senior Management” or “Code of Ethics for Employees of PetroChina Company Limited”.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

PwC has served as PetroChina’s independent registered public accountants for each of the fiscal years in the three-year period ended December 31, 2012, for which audited financial statements appear in this annual report on Form 20-F. The auditors are elected annually at the annual general meeting of PetroChina.

The offices of PwC are located at Prince’s Building, 22nd Floor, Central, Hong Kong.

The following table presents the aggregate fees for professional audit services and other services rendered by PwC to PetroChina for each of the years ended December 31, 2011 and 2012.

	December 31,
	2011	2012
	RMB	RMB
	(In millions)
Audit fees	70	61
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	70	61

The auditor’s remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB 44 million and RMB 51 million for the years ended December 31, 2011 and 2012 respectively payable to PwC and its network firms which primarily relates to audit fees paid by subsidiaries and other audit related services. These services are only the external auditor reasonably can provide and include the statutory audits and assistance with and review of documents filed with SEC.

Audit Committee Pre-approved Policies and Procedures

Currently, all audit services to be provided by our independent registered public accountants, PwC, must be approved by our audit committee.

During 2012, services relating to all non-audit-related fees provided to us by PwC were approved by our audit committee in accordance with the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

ITEM 16F — CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In accordance with the relevant regulations concerning restrictions on the years of a registered public accountant to consecutively provide financial auditing services to an enterprise directly owned by the central government as well as its affiliates, promulgated by the Ministry of Finance of the People’s Republic of China and the State-owned Assets Supervision and Administration Commission of the State Council, or the SASAC, PwC will retire as our independent registered public accountant, which will become effective upon the conclusion of our 2013 annual general meeting, and we will not re-appoint it as our independent registered public accountant. On March 21, 2013, our supervisory board resolved to appoint KPMG as our independent registered public accountant for 2013 as proposed by our audit committee. The appointment of KPMG will become effective upon the approval by our shareholders at our 2013 annual general meeting. PwC’s report on the Company’s consolidated financial statements as of and for the two fiscal years ended December 31, 2011 and 2012 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of the Company’s consolidated financial statements for each of the two fiscal years ended December 31, 2011 and 2012 and through April 26, 2013, we did not have any “disagreements” (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F) with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedure, which, if not resolved to the satisfaction of PwC, would have caused them to make reference thereto in their reports on the consolidated financial statements for such years. There was no “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F) during the two fiscal years ended December 31, 2011 and 2012 and through April 26, 2013. We have provided a copy of the foregoing disclosure to PwC and requested that PwC furnished a letter addressed to the SEC stating whether or not PwC agrees with such disclosure. A copy of the letter from PwC addressed to the SEC, dated April 26, 2013, is filed as Exhibit 15.5 to this Form 20-F.

During each of the fiscal years ended December 31, 2011 and 2012, neither we nor anyone on our behalf have consulted KPMG regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on our consolidated financial statements; or (iii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F) with KPMG or a “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F). Further, we have not obtained any written report or oral advice that KPMG concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

ITEM 16G — CORPORATE GOVERNANCE

We are incorporated under the laws of the PRC, with A Shares publicly traded on the Shanghai Stock Exchange, or the SSE, and H Shares publicly traded on the Hong Kong Stock Exchange, or the HKSE, and American Deposit Shares representing H Shares on the NYSE. As a result, our corporate governance framework is subject to the mandatory provisions of the PRC Company Law and the Corporate Governance Rules as well as the securities laws, regulations and the listing rules of Hong Kong and the United States.

The following discussion summarizes the significant differences between our corporate governance practices and those that would apply to a U.S. domestic issuer under the NYSE corporate governance rules.

Director Independence

Under the NYSE corporate governance rule 303A.01, a listed company must have a majority of independent directors on its board of directors. A company of which more than 50% of the voting power is held by an individual, a group or another company, or a controlled company, is not required to comply with this requirement. We are not required under the PRC Company Law and the HKSE Listing Rules to have a majority of independent directors on our board of directors. As of the date of this report, five of our twelve directors were independent non-executive directors.

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

Compensation Committee

Under the NYSE corporate governance rule 303A.05, a listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. A controlled company is not required to comply with this requirement. We are not required under the PRC Company Law to have a compensation committee. Under the Corporate Governance Code of the HKSE Listing Rules, a listed company must have a remuneration committee composed of a majority of independent non-executive directors, with a written term of references that covers certain minimum specified duties.

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

In order to better adapt to the changes in applicable regulatory requirements, we have kept improving our basic corporate governance during the reporting period. We formulated an Independent Director Observation and Inquiry Policy to provide an assurance that independent directors will be better informed of the status of the daily operation, finance management and compliance matters of our company so as for them to better perform their duties.

Code of Business Conduct and Ethics

Under the NYSE corporate governance rule 303A.10, a listed company must adopt and disclose its code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. See “Item 16B — Code of Ethics”. We are not required under the PRC Company Law and the HKSE Listing Rules to have, and we do not currently have, a code of business conduct and ethics for directors. However, pursuant to the HKSE Listing Rules, all of our directors must comply with the Model Code for Securities Transactions by Directors of Listed Companies (the “Model Code”) as set out in the Listing Rules. The Model Code sets forth required standards with which the directors of a listed company must comply in securities transactions of the listed company.

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

ITEM 17— FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18 — FINANCIAL STATEMENTS

See page F-1 to F-53 following Item 19.

ITEM 19 — EXHIBITS

(a) See Item 18 for a list of the financial statements as part of this annual report.

(b) Exhibits to this annual report.

Exhibit Number	Description of Exhibits

1.1	Articles of Association (as amended) (English translation)(3)

1.2	Articles of Association (as amended on May 15, 2008) (English translation)(3)

4.1	Form of Non-competition Agreement between CNPC and PetroChina (together with English translation)(1)

4.2	Form of Comprehensive Products and Services Agreement between CNPC and PetroChina (together with English translation)(1)

4.3	Form of Land Use Rights Leasing Contract between CNPC and PetroChina (together with English translation)(1)

4.4	Form of Buildings Leasing Contract between CNPC and PetroChina (together with English translation)(1)

4.5	Form of Trademark Licensing Contract between CNPC and PetroChina (together with English translation)(1)

4.6	Form of Patent and Know-how Licensing Contract between CNPC and PetroChina (together with English translation)(1)

4.7	Form of Computer Software Licensing Contract between CNPC and PetroChina (together with English translation)(1)

4.8	Form of Contract for Transfer of Rights under Production Sharing Contracts between CNPC and PetroChina (together with English translation)(1)

4.9	Form of Guarantee of Debts Contract between CNPC and PetroChina (together with English translation)(1)

4.10	Form of Contract for the Supervision of Certain Sales Enterprises between CNPC and PetroChina (together with English translation)(1)

4.11	Form of Agreement for Transfer of Rights and Interests under the Crude Oil Premium and Discount Calculation Agreement between China Petrochemical Corporation, CNPC and PetroChina (together with English translation)(1)

4.12	Form of Agreement for the Transfer of Rights and Interests under the Retainer Contracts relating to Oil Exploration and Exploitation in Lengjiapu Area, Liaohe Oil Region and No. 9.1-9.5 Areas, Karamay Oil Field (together with English translation)(1)

4.13	Annual Crude Oil Mutual Supply Framework Agreement, dated January 1, 2013, between China Petroleum and Chemical Corporation and PetroChina (English translation)

4.14	Supplemental Agreement to the Land Use Rights Leasing Contract, dated August 25, 2011, between CNPC and PetroChina (English translation)(4)

4.15	Amended Buildings Leasing Contract, dated August 25, 2011, between CNPC and PetroChina (English translation)(4)

4.16	Finance Lease Agreement, dated August 23, 2012, between Sichuan Petrochemical and Kunlun Financial Leasing (English translation)

Exhibit Number	Description of Exhibits

8.1	List of major subsidiaries

11.1	Code of Ethics for Senior Management(2)

11.2	Code of Ethics for Employees(2)

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Reserve Report for the year ended on December 31, 2012 prepared by DeGolyer and MacNaughton

15.2	Reserve Report for the year ended on December 31, 2012 prepared by Gaffney, Cline & Associates (Consultants) Pte Ltd.

15.3	Reserve Report for the year ended on December 31, 2012 prepared by Gaffney, Cline & Associates Inc.

15.4	Reserve Report for the year ended on December 31, 2012 prepared by McDaniel & Associates Consultants, Ltd.

15.5	Letter from PwC regarding Item 16F of this annual report.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11566) filed with the Commission, as declared effective on March 29, 2000.
(2)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-15006) filed with the Commission.
(3)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 1-15006) filed with the Commission.
(4)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 1-15006) filed with the Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROCHINA COMPANY LIMITED /s/ Li Hualin
Name: Li Hualin
Title: Secretary to Board of Directors

Date: April 26, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of PetroChina Company Limited:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statement of comprehensive income, of changes in equity and of cash flows (“consolidated financial statements”) present fairly, in all material respects, the financial position of PetroChina Company Limited (the “company”) and its subsidiaries (collectively referred to as the “Group”) at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Report on Internal Control Over Financial Reporting appearing under item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers

Hong Kong, April 26, 2013

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2012, 2011 and 2010

	Notes	2012	2011	2010
		RMB	RMB	RMB
		(Amounts in millions)
TURNOVER	6	2,195,296	2,003,843	1,465,415

OPERATING EXPENSES
Purchases, services and other		(1,411,036)	(1,227,533)	(795,525)
Employee compensation costs	8	(106,189)	(97,162)	(83,304)
Exploration expenses, including exploratory dry holes		(23,972)	(23,908)	(22,963)
Depreciation, depletion and amortization		(151,975)	(138,073)	(113,209)
Selling, general and administrative expenses		(74,692)	(69,969)	(74,239)
Taxes other than income taxes	9	(254,921)	(266,343)	(184,209)
Other income/ (expenses), net		2,008	1,606	(4,189)

TOTAL OPERATING EXPENSES		(2,020,777)	(1,821,382)	(1,277,638)

PROFIT FROM OPERATIONS		174,519	182,461	187,777

FINANCE COSTS
Exchange gain		3,339	2,662	1,685
Exchange loss		(3,208)	(3,598)	(2,857)
Interest income		2,063	2,674	1,983
Interest expense	10	(18,164)	(10,886)	(6,321)

TOTAL NET FINANCE COSTS		(15,970)	(9,148)	(5,510)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES	17	8,262	10,902	7,038

PROFIT BEFORE INCOME TAX EXPENSE	7	166,811	184,215	189,305
INCOME TAX EXPENSE	12	(36,191)	(38,256)	(38,513)

PROFIT FOR THE YEAR		130,620	145,959	150,792

OTHER COMPREHENSIVE INCOME
Currency translation differences		(151)	(5,408)	2,687
Fair value loss from available-for-sale financial assets, net of tax		(18)	(130)	192
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method		127	132	(83)

OTHER COMPREHENSIVE (LOSS)/ INCOME, NET OF TAX		(42)	(5,406)	2,796

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		130, 578	140,553	153,588

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		115,326	132,961	139,992
Non-controlling interests		15,294	12,998	10,800

		130,620	145,959	150,792

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		115,340	129,055	143,186
Non-controlling interests		15,238	11,498	10,402

		130,578	140,553	153,588

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	14	0.63	0.73	0.76

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2012 and 2011

	Notes	2012	2011
		RMB	RMB
		(Amounts in millions)
NON-CURRENT ASSETS
Property, plant and equipment	16	1,569,888	1,372,007
Investments in associates and jointly controlled entities	17	80,042	70,739
Available-for-sale financial assets	18	1,800	1,832
Advance operating lease payments	20	56,162	48,229
Intangible and other non-current assets	21	41,521	38,854
Deferred tax assets	31	1,443	505
Time deposits with maturities over one year		3,708	2,709

TOTAL NON-CURRENT ASSETS		1,754,564	1,534,875

CURRENT ASSETS
Inventories	22	214,117	182,253
Accounts receivable	23	64,450	53,822
Prepaid expenses and other current assets	24	79,539	72,358
Notes receivable	25	9,981	12,688
Time deposits with maturities over three months but within one year		2,850	418
Cash and cash equivalents	26	43,395	61,172

TOTAL CURRENT ASSETS		414,332	382,711

CURRENT LIABILITIES
Accounts payable and accrued liabilities	27	351,456	302,600
Income taxes payable		12,708	18,310
Other taxes payable		59,337	101,430
Short-term borrowings	28	151,247	137,698

TOTAL CURRENT LIABILITIES		574,748	560,038

NET CURRENT LIABILITIES		(160,416)	(177,327)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,594,148	1,357,548

EQUITY
Equity attributable to owners of the Company:
Share capital	29	183,021	183,021
Retained earnings		603,808	556,717
Reserves	30	277,181	263,007

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,064,010	1,002,745
Non-controlling interests		116,738	79,801

TOTAL EQUITY		1,180,748	1,082,546

NON-CURRENT LIABILITIES
Long-term borrowings	28	293,774	180,675
Asset retirement obligations	32	83,928	68,702
Deferred tax liabilities	31	22,286	20,749
Other long-term obligations		13,412	4,876

TOTAL NON-CURRENT LIABILITIES		413,400	275,002

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,594,148	1,357,548

The accompanying notes are an integral part of these financial statements.

Chairman and President	Director	Chief Financial Officer
Zhou Jiping	Wang Guoliang	Yu Yibo

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
	RMB	RMB	RMB
	(Amounts in millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the year	130,620	145,959	150,792
Adjustments for:
Income tax expense	36,191	38,256	38,513
Depreciation, depletion and amortization	151,975	138,073	113,209
Capitalized exploratory costs charged to expense	11,917	12,302	10,714
Safety fund reserve	3,895	3,673	3,482
Share of profit of associates and jointly controlled entities	(8,262)	(10,902)	(7,038)
Reversal of provision for impairment of receivables, net	(30)	(137)	(174)
Write down in inventories, net	543	478	197
Impairment of available-for-sale financial assets	5	—	4
Impairment of investments in associates and jointly controlled entities	4	—	—
Loss on disposal of property, plant and equipment	3,487	3,047	2,822
(Gain)/loss on disposal of other non-current assets	(46)	82	12
Dividend income	(339)	(213)	(165)
Interest income	(2,063)	(2,674)	(1,983)
Interest expense	18,164	10,886	6,321
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	(13,412)	(36,793)	(10,105)
Inventories	(32,586)	(39,942)	(20,004)
Accounts payable and other payables	(18,928)	74,439	58,368

CASH FLOWS GENERATED FROM OPERATIONS	281,135	336,534	344,965
Income taxes paid	(41,847)	(46,379)	(26,169)

NET CASH FLOWS FROM OPERATING ACTIVITIES	239,288	290,155	318,796

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS — (Continued)

For the Year Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
	RMB	RMB	RMB
	(Amounts in millions)
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(311,744)	(267,975)	(259,120)
Acquisition of investments in associates and jointly controlled entities	(7,238)	(5,931)	(32,052)
Acquisition of available-for-sale financial assets	(22)	(77)	(73)
Advance payments on long-term operating leases	(11,734)	(14,914)	(8,110)
Acquisition of intangible assets and other non-current assets	(7,383)	(5,568)	(5,062)
Purchase of non-controlling interests	(202)	(713)	(411)
Acquisition of subsidiaries	(35)	(2,995)	(1,389)
Proceeds from disposal of property, plant and equipment	493	802	722
Proceeds from disposal of other non-current assets	136	457	2,421
Interest received	1,812	2,526	1,938
Dividends received	7,134	7,532	7,065
(Increase)/decrease in time deposits with maturities over three months	(3,443)	3,218	(5,231)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(332,226)	(283,638)	(299,302)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(364,498)	(366,561)	(227,677)
Repayments of long-term borrowings	(84,433)	(18,276)	(43,855)
Interest paid	(19,266)	(11,497)	(6,746)
Dividends paid to non-controlling interests	(7,499)	(3,633)	(2,955)
Dividends paid to owners of the Company	(58,041)	(63,300)	(53,198)
Increase in short-term borrowings	408,509	369,749	190,194
Increase in long-term borrowings	167,049	101,323	80,828
Capital contribution from non-controlling interests	31,366	2,522	5,118
Capital reduction of subsidiaries	(21)	(1,239)	(2,368)
Increase/ (decrease) in other long-term obligations	2,190	171	(285)

NET CASH FLOWS FROM/ (USED FOR) FINANCING ACTIVITIES	75,356	9,259	(60,944)

TRANSLATION OF FOREIGN CURRENCY	(195)	(313)	234

(Decrease) /increase in cash and cash equivalents	(17,777)	15,463	(41,216)
Cash and cash equivalents at beginning of the year	61,172	45,709	86,925

Cash and cash equivalents at end of the year	43,395	61,172	45,709

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2012, 2011 and 2010

	Attributable to owners of the Company				Non-controlling interests	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB
	(Amounts in millions)
Balance at January 1, 2010	183,021	424,067	240,135	847,223	60,478	907,701

Total comprehensive income for the year ended December 31, 2010	—	139,992	3,194	143,186	10,402	153,588
Special Reserve-Safety Fund Reserve	—	1,016	416	1,432	17	1,449
Transfer to reserves	—	(13,190)	13,190	—	—	—
Dividends	—	(53,198)	—	(53,198)	(2,995)	(56,193)
Acquisition of subsidiaries	—	—	(572)	(572)	967	395
Purchase of non-controlling interests in subsidiaries	—	—	(87)	(87)	(324)	(411)
Capital contribution from non-controlling interests	—	—	3	3	5,115	5,118
Capital reduction of a subsidiary	—	—	—	—	(2,368)	(2,368)
Disposal of subsidiaries	—	—	—	—	(47)	(47)
Other	—	601	338	939	(42)	897

Balance at December 31, 2010	183,021	499,288	256,617	938,926	71,203	1,010,129

Total comprehensive income/(loss) for the year ended December 31, 2011	—	132,961	(3,906)	129,055	11,498	140,553
Special Reserve-Safety Fund Reserve	—	416	616	1,032	(6)	1,026
Transfer to reserves	—	(12,643)	12,643	—	—	—
Dividends	—	(63,300)	—	(63,300)	(5,894)	(69,194)
Acquisition of subsidiaries	—	—	—	—	166	166
Transaction with non-controlling interests in subsidiaries	—	—	(2,904)	(2,904)	(1,134)	(4,038)
Capital contribution from non-controlling interests	—	—	—	—	5,280	5,280
Capital reduction of a subsidiary	—	—	—	—	(1,239)	(1,239)
Disposal of subsidiaries	—	—	—	—	(43)	(43)
Other	—	(5)	(59)	(64)	(30)	(94)

Balance at December 31, 2011	183,021	556,717	263,007	1,002,745	79,801	1,082,546

Total comprehensive income for the year ended December 31, 2012	—	115,326	14	115,340	15,238	130,578
Special Reserve-Safety Fund Reserve	—	161	947	1,108	26	1,134
Transfer to reserves	—	(10,343)	10,343	—	—	—
Dividends	—	(58,041)	—	(58,041)	(7,303)	(65,344)
Acquisition of subsidiaries	—	—	(77)	(77)	686	609
Transaction with non-controlling interests in subsidiaries	—	—	320	320	(522)	(202)
Capital contribution from non-controlling interests	—	—	2,279	2,279	29,097	31,376
Capital reduction of a subsidiary	—	—	—	—	(21)	(21)
Disposal of subsidiaries	—	—	—	—	(173)	(173)
Other	—	(12)	348	336	(91)	245

Balance at December 31, 2012	183,021	603,808	277,181	1,064,010	116,738	1,180,748

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

A subsidiary is consolidated from the date on which control is transferred to the Group and is no longer consolidated from the date that control ceases. The acquisition method of accounting is used to account for the acquisition of subsidiaries except for business combinations under common control. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interests in the acquiree either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s net assets.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

The excess of the consideration transferred, the amount of any non-controlling interests in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of comprehensive income.

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

Under this method of accounting, the Group’s share of the post-acquisition profits or losses of associates is recognized in the consolidated profit or loss and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amounts of the investments. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

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

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

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

Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the respective dates of the transactions; monetary assets and liabilities denominated in foreign currencies are translated at exchange rates at the date of the statement of financial position; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognized in the consolidated profit or loss.

For the Group entities that have a functional currency different from the Group’s presentation currency, assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position. Income and expenses for each statement of comprehensive income presented are translated at the average exchange rates for each period and the resulting exchange differences are recognized in other comprehensive income.

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

(g) Oil and gas properties

The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalized. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalized pending determination of whether the wells find proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by the proved oil and gas reserve report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil and gas properties and are subject to impairment review (Note 3(f)). For exploratory wells that are found to have economically viable reserves in areas where major capital expenditure will be required before production can commence, the related well costs remain capitalized only if additional drilling is underway or firmly planned. Otherwise the related well costs are expensed as dry holes. The Group does not have any significant costs of unproved properties capitalized in oil and gas properties.

The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

The cost of oil and gas properties is amortized at the field level based on the units of production method. Units of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group’s production licenses.

(h) Intangible assets

Expenditures on acquired patents, trademarks, technical know-how and licenses are capitalized at historical cost and amortized using the straight-line method over their estimated useful lives. Intangible assets are not subsequently revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount and is recognized in the consolidated profit or loss. The recoverable amount is measured as the higher of fair value less costs to sell and value in use. Value in use is the estimated net present value of future cash flows to be derived from the asset.

Goodwill arises on the acquisition of subsidiaries, associates and joint ventures and represents the excess of the consideration transferred over the interest in net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the amount of any non-controlling interests in the acquiree.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

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

Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Available-for-sale financial assets are measured at fair value except where there are no quoted market prices in active markets and the fair values cannot be reliably measured using valuation techniques. Available-for-sale financial assets that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are carried at cost. Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognized in other comprehensive income. Financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘other income/ (expenses), net’ in the period in which they arise.

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

Leases of assets under which a significant portion of the risks and benefits of ownership are effectively retained by the lessors are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessors) are expensed on a straight-line basis over the lease terms. Payments made to the PRC’s land authorities to secure land use rights (excluding mineral properties) are treated as operating leases. Land use rights are generally obtained through advance lump-sum payments and the terms of use range up to 50 years.

(k) Inventories

Inventories include oil products, chemical products and materials and supplies which are stated at the lower of cost and net realisable value. Cost is primarily determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labor, other direct costs and related production overheads, but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

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

(o) Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective interest method. Any difference between proceeds (net of transaction costs) and the redemption value is recognized in the consolidated profit or loss over the period of the borrowings.

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

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

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

(t) Retirement benefit plans

The Group contributes to various employee retirement benefit plans organized by PRC municipal and provincial governments under which it is required to make monthly contributions to these plans at prescribed rates for its employees in China. The relevant PRC municipal and provincial governments undertake to assume the retirement benefit obligations of existing and future retired employees of the Group in China. The Group has similar retirement benefit plans for its employees in its overseas operations. Contributions to these PRC and overseas plans (“defined contribution plan”) are charged to expense as incurred. In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred. The Group currently has no additional material obligations outstanding for the payment of retirement and other post-retirement benefits of employees in the PRC or overseas other than what described above.

(u) New accounting developments

(i) New and amended standards adopted by the Group

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on or after January 1, 2012 that would be expected to have a material impact on the Group.

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

The following relevant IFRSs, amendments to existing IFRSs and interpretation of IFRS have been published and are mandatory for accounting periods beginning on or after January 1, 2013 or later periods and have not been early adopted by the Group:

Amendment to IAS 1, ‘Financial statement presentation’ regarding other comprehensive income. The main change resulting from these amendments is a requirement for entities to group items presented in ‘other comprehensive income’ (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendments do not address which items are presented in OCI. The effective dates for these changes should be for annual periods beginning on or after July 1, 2012, with earlier application permitted. The amendment is not expected to have any significant impact on the consolidated financial statements of the Group and the Group intends to adopt the amendment no later than the accounting period beginning on or after January 1, 2013.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

IFRS 10, “Consolidated financial statements”, IFRS 11, “Joint arrangements”, IFRS 12, “Disclosures of interests in other entities”, IFRS 13, “Fair value measurement” are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Group is currently evaluating the full impact of IFRS 10, IFRS 11, IFRS 12 and IFRS 13 and intends to adopt them no later than the accounting periods beginning on or after January 1, 2013.

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

Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognized assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk.

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

(iii) Price risk

The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favorable or unfavorable impacts on the Group. The Group did not enter into any material hedging of its price risk during the year.

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

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings/ (interest-bearing borrowings + total equity). The gearing ratio at December 31, 2012 is 27.4% (December 31, 2011: 22.7% ).

4.3 Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2012 and 2011 are disclosed in the respective accounting policies.

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

(a) Estimation of oil and natural gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortization recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortization charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

(b) Estimation of impairment of property, plant and equipment

Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favorable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets, whereas unfavorable changes may cause the assets to become impaired.

(c) Estimation of asset retirement obligations

Provision is recognized for the future decommissioning and restoration of oil and gas properties. The amount of the provision recognized is the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

6	TURNOVER

Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas. Analysis of turnover by segment is shown in Note 38.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

7	PROFIT BEFORE INCOME TAX EXPENSE

	2012	2011	2010
	RMB	RMB	RMB
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	339	213	165
Reversal of provision for impairment of receivables	45	164	210
Reversal of write down in inventories	81	127	42
Government grants(i)	9,406	6,734	1,599

Charged
Amortization of intangible and other assets	3,215	2,742	2,318
Auditors’ remuneration(ii)	61	70	74
Cost of inventories recognized as expense	1,610,847	1,401,376	947,246
Provision for impairment of receivables	15	27	36
Loss on disposal of property, plant and equipment	3,487	3,047	2,822
Operating lease expenses	10,827	9,262	7,803
Research and development expenses	14,453	13,224	11,840
Write down in inventories	624	605	239

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

(ii)

The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB 51 million (2011: RMB 44 million, 2010: RMB 31 million) payable to PricewaterhouseCoopers and its network firms which primarily relates to audit fees paid by subsidiaries and other audit related services.

8	EMPLOYEE COMPENSATION COSTS

	2012	2011	2010
	RMB	RMB	RMB
Wages, salaries and allowances	68,790	64,526	56,284
Social security costs	37,399	32,636	27,020

	106,189	97,162	83,304

Social security costs mainly represent contributions to plans for staff welfare organized by the PRC municipal and provincial governments and others including contributions to the retirement benefit plans (Note 33).

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

9	TAXES OTHER THAN INCOME TAXES

	2012	2011	2010
	RMB	RMB	RMB
Crude oil special gain levy	79,119	102,458	52,172
Consumption tax	101,416	98,795	89,670
Resource tax	28,079	19,784	9,796
Other	46,307	45,306	32,571

	254,921	266,343	184,209

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

10	INTEREST EXPENSE

	2012	2011	2010
	RMB	RMB	RMB
Interest on
Bank loans
— wholly repayable within five years	2,891	2,286	1,797
— not wholly repayable within five years	49	65	15
Other loans
— wholly repayable within five years	12,459	7,436	4,721
— not wholly repayable within five years	3,306	1,786	1,298
Accretion expense (Note 32)	4,237	3,272	2,382
Less: Amounts capitalized	(4,778)	(3,959)	(3,892)

	18,164	10,886	6,321

Amounts capitalized are borrowing costs that are attributable to the construction of a qualifying asset. The average interest rate used to capitalize such general borrowing cost ranged from 5.760% to 6.210% per annum for the year ended December 31, 2012.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

11	EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of directors and supervisors for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012				2011	2010
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Chairman:
Mr. Jiang Jiemin(i)	—	—	—	—	—	—

Vice Chairman:
Mr. Zhou Jiping(i)	—	1,082	46	1,128	1,012	981

Executive directors:
Mr. Liao Yongyuan	—	930	46	976	961	914
Mr. Ran Xinquan(ii)	—	884	46	930	617	—

	—	1,814	92	1,906	1,578	914

Non-executive directors:
Mr. Wang Yilin(ii)	—	—	—	—	—	—
Mr. Zeng Yukang(ii)	—	—	—	—	—	—
Mr. Wang Fucheng(ii)	—	—	—	—	—	—
Mr. Li Xinhua	—	—	—	—	—	—
Mr. Wang Guoliang	—	—	—	—	—	—
Mr. Wang Dongjin(ii)	—	—	—	—	—	—
Mr. Yu Baocai(ii)	—	—	—	—	—	—
Mr. Jiang Fan(ii)	—	—	—	—	148	694
Mr. Chee-Chen Tung(ii)	—	—	—	—	212	254
Mr. Liu Hongru	222	—	—	222	238	227
Mr. Franco Bernabè	233	—	—	233	239	231
Mr. Li Yongwu	241	—	—	241	247	240
Mr. Cui Junhui	260	—	—	260	47	244
Mr. Chen Zhiwu(ii)	242	—	—	242	22	—

	1,198	—	—	1,198	1,153	1,890

Supervisors:
Mr. Chen Ming(iv)	—	—	—	—	—	—
Mr. Wang Lixin(iv)	—	—	—	—	—	—
Mr. Guo Jinping(iii)	—	—	—	—	—	—
Mr. Wen Qingshan	—	—	—	—	—	—
Mr. Sun Xianfeng	—	—	—	—	—	—
Mr. Yu Yibo(iii)	—	—	—	—	—	—
Mr. Wang Yawei(iii)	—	—	—	—	157	698
Mr. Qin Gang(iii)	—	—	—	—	169	674
Ms. Wang Shali(iii)	—	—	—	—	—	—
Mr. Wang Guangjun(iii)	—	748	46	794	624	—
Mr. Yao Wei(iii)	—	808	46	854	626	—
Mr. Liu Hehe(iii)	—	683	43	726	543	—
Mr. Li Yuan(iii)	—	—	—	—	110	230
Mr. Wang Daocheng	228	—	—	228	235	230

	228	2,239	135	2,602	2,464	1,832

	1,426	5,135	273	6,834	6,207	5,617

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

(i)

Mr. Jiang Jiemin ceased being the chairman of the Board and the director of the Company fom March 18, 2013, and Mr. Zhou Jiping were elected as chairman from April 25, 2013. Mr. Zhou Jiping is also the Chief Executive.

(ii)

Mr. Wang Yilin ceased being a director from April 15, 2011; Mr. Zeng Yukang, Mr. Wang Fucheng, Mr. Jiang Fan, Mr. Chee-Chen Tung ceased being directors from May 18, 2011, and Mr. Wang Dongjin, Mr. Yu Baocai, Mr. Ran Xinquan, Mr. Chen Zhiwu were elected as directors from that date.

(iii)

Mr. Yu Yibo, Mr. Wang Yawei, Mr. Qin Gang, Ms. Wang Shali ceased being supervisors from May 18, 2011 and Mr. Guo Jinping, Mr. Wang Guangjun, Mr. Yao Wei, Mr. Liu Hehe were elected as supervisors from that date; Mr. Li Yuan ceased being a supervisor from June 15, 2011.

(iv)	Mr. Chen Ming ceased being the Chairman of the Supervisory Committee from October 20, 2011 and Mr. Wang Lixin was elected as the Chairman of the Supervisory Committee from that date.
(v)	Emoluments set out above exclude RMB 1.09 paid to directors of the Company as part of the deferred merit pay in accordance with relevant requirements by the PRC government in 2011.

None of the directors and supervisors has waived their remuneration during the year ended December 31, 2012 (2011: None, 2010: None).

The five highest paid individuals in the Company for the year ended December 31, 2012 include three directors and one supervisor whose emoluments are reflected in the analysis shown above; and one key management whose emoluments are below RMB 1 (the salaries, allowances and other benefits and contribution to retirement benefit scheme totaling RMB 0.803 and RMB 0.046, respectively).

The five highest paid individuals in the Company for the year ended December 31, 2011 include two directors whose emoluments are reflected in the analysis shown above; and three key management whose emoluments are below RMB 1 (their salaries, allowances and other benefits and contribution to retirement benefit scheme totaling RMB 2.04 and RMB 0.126, respectively).

During 2012 2011 and 2010, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

12	INCOME TAX EXPENSE

	2012	2011	2010
	RMB	RMB	RMB
Current taxes	35,916	39,592	38,617
Deferred taxes (Note 31)	275	(1,336)	(104)

	36,191	38,256	38,513

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2012	2011	2010
	RMB	RMB	RMB
Profit before income tax expense	166,811	184,215	189,305
Tax calculated at a tax rate of 25%	41,703	46,054	47,326
Prior year tax adjustment	92	1,009	(878)
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	3,106	3,361	383
Effect of preferential tax rate	(8,461)	(12,793)	(8,713)
Effect of change in statutory income tax rates on deferred taxes	—	705	(346)
Tax effect of income not subject to tax	(4,036)	(3,751)	(2,651)
Tax effect of expenses not deductible for tax purposes	3,787	3,671	3,392

Income tax expense	36,191	38,256	38,513

13	PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY

The profit attributable to owners of the Company is dealt with in the consolidated financial statements of the Group to the extent of RMB 115,326 for the year ended December 31, 2012 (2011: RMB 132,961, 2010: RMB 139,992).

14	BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the year ended December 31, 2012, 2011 and 2010 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

15	DIVIDENDS

	2012	2011	2010
	RMB	RMB	RMB
Interim dividends attributable to owners of the Company for 2012(a)	27,912	—	—
Proposed final dividends attributable to owners of the Company for 2012(b)	23,985	—	—
Interim dividends attributable to owners of the Company for 2011(c)	—	29,703	—
Final dividends attributable to owners of the Company for 2011(d)	—	30,129	—
Interim dividends attributable to owners of the Company for 2010(e)	—	—	29,399
Final dividends attributable to owners of the Company for 2010(f)	—	—	33,597

	51,897	59,832	62,996

(a)	Interim dividends attributable to owners of the Company in respect of 2012 of RMB 0.15250 yuan per share amounting to a total of RMB 27,912 were paid on October 24, 2012.
(b)

At the eighth meeting of the Fifth Session of the Board of the Company, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2012 of RMB 0.13106 yuan per share

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

amounting to a total of RMB 23,985. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2013 when approved at the forthcoming Annual General Meeting.

(c)	Interim dividends attributable to owners of the Company in respect of 2011 of RMB 0.16229 yuan per share amounting to a total of RMB 29,703 and were paid on October 21, 2011.
(d)	Final dividends attributable to owners of the Company in respect of 2011 of RMB 0.16462 yuan per share amounting to a total of RMB 30,129 were paid on July 12, 2012.
(e)	Interim dividends attributable to owners of the Company in respect of 2010 of RMB 0.16063 yuan per share amounting to a total of RMB 29,399 were paid on October 15, 2010.
(f)	Final dividends attributable to owners of the Company in respect of 2010 of RMB 0.18357 yuan per share amounting to a total of RMB 33,597 were paid on June 30, 2011.
(g)	Final dividends attributable to owners of the Company in respect of 2009 of RMB 0.13003 yuan per share amounting to a total of RMB 23,799 were paid on June 30, 2010

16	PROPERTY, PLANT AND EQUIPMENT

Year Ended December 31, 2012	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	146,674	1,155,650	620,039	26,819	14,184	271,493	2,234,859
Additions	1,283	38,213	6,037	2,296	819	315,024	363,672
Transfers	18,086	148,314	115,825	—	1,169	(283,394)	—
Disposals or write offs	(1,756)	(11,500)	(6,456)	(628)	(244)	(11,917)	(32,501)
Currency translation differences	(54)	(720)	(99)	(8)	63	(211)	(1,029)

At end of the year	164,233	1,329,957	735,346	28,479	15,991	290,995	2,565,001

Accumulated depreciation and impairment
At beginning of the year	(45,965)	(511,096)	(286,911)	(13,184)	(5,571)	(125)	(862,852)
Charge for the year	(7,843)	(94,489)	(43,128)	(2,244)	(1,147)	(2)	(148,853)
Disposals or write offs or transfers	960	8,893	5,633	568	182	12	16,248
Currency translation differences	28	264	50	6	(4)	—	344

At end of the year	(52,820)	(596,428)	(324,356)	(14,854)	(6,540)	(115)	(995,113)

Net book value
At end of the year	111,413	733,529	410,990	13,625	9,451	290,880	1,569,888

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

Year Ended December 31, 2011	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	129,385	1,024,936	548,946	23,107	12,768	240,266	1,979,408
Additions	1,854	8,432	6,151	4,375	605	268,309	289,726
Transfers	17,886	131,186	74,150	—	1,251	(224,473)	—
Disposals or write offs	(2,074)	(4,682)	(8,762)	(581)	(127)	(12,302)	(28,528)
Currency translation differences	(377)	(4,222)	(446)	(82)	(313)	(307)	(5,747)

At end of the year	146,674	1,155,650	620,039	26,819	14,184	271,493	2,234,859

Accumulated depreciation and impairment
At beginning of the year	(39,762)	(434,501)	(250,312)	(11,479)	(4,612)	(143)	(740,809)
Charge for the year	(7,502)	(80,452)	(44,247)	(2,272)	(1,181)	(6)	(135,660)
Disposals or write offs or transfers	1,165	2,431	7,459	493	75	—	11,623
Currency translation differences	134	1,426	189	74	147	24	1,994

At end of the year	(45,965)	(511,096)	(286,911)	(13,184)	(5,571)	(125)	(862,852)

Net book value
At end of the year	100,709	644,554	333,128	13,635	8,613	271,368	1,372,007

The depreciation charge of the Group for the year ended December 31, 2012 included impairment losses of RMB 458 and RMB 981 (2011: RMB 953 and RMB 7,462, 2010: RMB 2,915 and RMB 1,337 primarily related to certain of the Group’s oil and gas properties and refining and chemical production assets) primarily related to certain of the Group’s oil and gas properties and chemical production facilities, respectively. The impairment of these properties is due primarily to higher production costs and operating costs. The carrying values of these assets were written down to their recoverable values.

The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
	RMB	RMB	RMB
At beginning of the year	20,184	20,351	17,221
Additions to capitalized exploratory well costs pending the determination of proved reserves	28,639	26,600	25,239
Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(14,568)	(14,465)	(11,395)
Capitalized exploratory well costs charged to expense	(11,917)	(12,302)	(10,714)

At end of the year	22,338	20,184	20,351

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed.

	December 31, 2012	December 31, 2011
	RMB	RMB
One year or less	20,099	19,223
Over one year	2,239	961

Balance at December 31	22,338	20,184

RMB 2,239 at December 31, 2012 (December 31, 2011: RMB 961) of capitalized exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.

17	INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

The summarized financial information of the Group’s principal associates and jointly controlled entities, including the aggregated amounts of assets, liabilities, revenues, profit or loss and the interest held by the Group were as follows:

Name	Country of Incorporation	Assets RMB	Liabilities RMB	Revenues RMB	Profit/(loss) RMB	Interest Held %	Type of Share
As of or for the year ended December 31, 2012:
Dalian West Pacific Petrochemical Co., Ltd.	PRC	9,026	12,462	38,675	(1,974)	28.44	ordinary
China Marine Bunker (PetroChina) Co., Ltd.	PRC	11,152	8,634	58,018	(618)	50.00	ordinary
China Petroleum Finance Co., Ltd.	PRC	593,445	562,778	13,824	4,688	49.00	ordinary
Arrow Energy Holdings Pty Ltd.	Australia	54,894	19,925	1,162	(3,592)	50.00	ordinary
As of or for the year ended December 31, 2011:
Dalian West Pacific Petrochemical Co., Ltd.	PRC	12,207	13,670	35,388	(578)	28.44	ordinary
China Marine Bunker (PetroChina) Co., Ltd.	PRC	10,003	6,774	59,519	216	50.00	ordinary
China Petroleum Finance Co., Ltd.	PRC	503,111	477,348	13,809	3,511	49.00	ordinary
Arrow Energy Holdings Pty Ltd.	Australia	58,893	22,841	980	(2,721)	50.00	ordinary

Dividends received and receivable from associates and jointly controlled entities were RMB 5,345 in 2012 (2011: RMB 9,198, 2010: RMB 6,948).

In 2012, investments in associates and jointly controlled entities of RMB 29 (2011: RMB 67, 2010: RMB 157) were disposed of, resulting in a gain of RMB 3 (2011: a loss of RMB 3, 2010: a loss of RMB 3).

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

18	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2012	December 31, 2011
	RMB	RMB
Available-for-sale financial assets	2,118	2,154
Less: Impairment losses	(318)	(322)

	1,800	1,832

Available-for-sale financial assets comprise principally unlisted equity securities.

In 2012, available-for-sale financial assets of RMB 25 (2011: RMB 14, 2010: RMB 207) were disposed of, resulting in the realisation of a gain of RMB 45 (2011: RMB 8, 2010: RMB 8).

19	SUBSIDIARIES

The principal subsidiaries of the Group are:

Company Name	Country of Incorporation	Issued Capital RMB	Type of Legal Entity	Attributable Equity Interest %	Principal Activities
Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	Exploration, production and sale of crude oil and natural gas

CNPC Exploration and Development Company Limited	PRC	16,100	Limited liability company	50.00	Exploration, production and sale of crude oil and natural gas in and outside the PRC

PetroChina Hong Kong Limited	Hong Kong	HK Dollar 7,592	Limited liability company	100.00	Investment holding. The principal activities of its subsidiaries, associates and jointly controlled entities are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC

PetroChina International Investment Company Limited	PRC	31,314	Limited liability company	100.00	Investment holding. The principal activities of its subsidiaries and jointly controlled entities are the exploration, development and production of crude oil, natural gas, oilsands and coalbed methane outside the PRC

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

Company Name	Country of Incorporation	Issued Capital RMB	Type of Legal Entity	Attributable Equity Interest %	Principal Activities

PetroChina International Company Limited	PRC	14,000	Limited liability company	100.00	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC
PetroChina Northwest United Pipeline Company Limited(a)	PRC	62,500	Limited liability company	52.00	Storage, transportation and development of crude oil and natural gas, construction and related technology consulting of petroleum and natural gas pipeline project, import and export of goods and technology, purchase and sale of materials in the PRC

(a)

In December 2012, PetroChina Northwest United Pipeline Company Limited, of which the Company has a 52% stake, was established with an issued capital of RMB 62,500 million by the Company and other investors to co-fund the third West East Gas Pipeline that would take central Asian gas to China’s southeastern coast. The first tranche of paid-up capital, amounting to RMB 37,500 million has been paid then.

20	ADVANCE OPERATING LEASE PAYMENTS

	December 31, 2012	December 31, 2011
	RMB	RMB
Land use rights	39,693	33,039
Advance lease payments	16,469	15,190

	56,162	48,229

Advance operating lease payments are amortized over the related lease terms using the straight-line method.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

21	INTANGIBLE AND OTHER NON-CURRENT ASSETS

	December 31, 2012			December 31, 2011
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and Technical know-how	6,377	(3,312)	3,065	5,247	(2,908)	2,339
Computer software	5,631	(3,037)	2,594	4,576	(2,555)	2,021
Goodwill(i)	7,582	—	7,582	7,282	—	7,282
Other	14,281	(3,380)	10,901	12,668	(2,644)	10,024

Intangible assets	33,871	(9,729)	24,142	29,773	(8,107)	21,666

Other assets			17,379			17,188

			41,521			38,854

(i)

Goodwill primarily relates to the acquisition of Singapore Petroleum Company and INEOS Refining Limited, completed in 2009 and 2011 respectively. The recoverable amount of all cash-generating unites has been determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management. The discount rates used are pre-tax and reflect specific risks relating to the cash-generating unit. Based on the estimated recoverable amount, no impairment was identified.

22	INVENTORIES

	December 31, 2012	December 31, 2011
	RMB	RMB
Crude oil and other raw materials	77,452	61,601
Work in progress	16,280	16,924
Finished goods	120,987	104,545
Spare parts and consumables	43	43

	214,762	183,113
Less: Write down in inventories	(645)	(860)

	214,117	182,253

The carrying amounts of inventories of the Group, which are carried at net realisable value, amounted to RMB 5,732 at December 31, 2012 (December 31, 2011: RMB 6,875).

23	ACCOUNTS RECEIVABLE

	December 31, 2012	December 31, 2011
	RMB	RMB
Accounts receivable	65,035	54,672
Less: Provision for impairment of receivables	(585)	(850)

	64,450	53,822

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

The aging analysis of accounts receivable (net of impairment of accounts receivable) at December 31, 2012 and December 31, 2011 is as follows:

	December 31, 2012	December 31, 2011
	RMB	RMB
Within 1 year	64,031	53,605
Between 1 and 2 years	306	97
Between 2 and 3 years	29	21
Over 3 years	84	99

	64,450	53,822

The Group offers its customers credit terms up to 180 days.

Movements in the provision for impairment of accounts receivable are as follows:

	2012	2011	2010
	RMB	RMB	RMB
At beginning of the year	850	1,052	2,124
Provision for impairment of accounts receivable	6	22	9
Receivables written off as uncollectible	(236)	(159)	(1,007)
Reversal of provision for impairment of accounts receivable	(35)	(65)	(74)

At end of the year	585	850	1,052

24	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31, 2012	December 31, 2011
	RMB	RMB
Other receivables	16,708	11,224
Advances to suppliers	32,827	38,023

	49,535	49,247
Less: Provision for impairment	(2,557)	(2,660)

	46,978	46,587
Value-added tax to be deducted	29,557	21,071
Prepaid expenses	1,229	1,285
Other current assets	1,775	3,415

	79,539	72,358

25	NOTES RECEIVABLE

Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and products. All notes receivable are due within one year.

26	CASH AND CASH EQUIVALENTS

The weighted average effective interest rate on bank deposits was 2.33% per annum for the year ended December 31, 2012 (2011: 2.71% per annum).

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

27	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2012	December 31, 2011
	RMB	RMB
Trade payables	131,928	113,411
Advances from customers	38,131	34,130
Salaries and welfare payable	4,161	5,991
Accrued expenses	141	380
Dividends payable by subsidiaries to non-controlling shareholders	2,288	2,464
Interest payable	1,999	2,560
Construction fee and equipment cost payables	146,499	119,207
Other	26,309	24,457

	351,456	302,600

“Other” consists primarily of customer deposits.

The aging analysis of trade payables at December 31, 2012 and 2011 is as follows:

	December 31, 2012	December 31, 2011
	RMB	RMB
Within 1 year	126,933	110,063
Between 1 and 2 years	3,279	2,118
Between 2 and 3 years	818	479
Over 3 years	898	751

	131,928	113,411

28	BORROWINGS

	December 31, 2012	December 31, 2011
	RMB	RMB
Short-term borrowings excluding current portion of long-term borrowings	143,409	99,827
Current portion of long-term borrowings	7,838	37,871

	151,247	137,698
Long-term borrowings	293,774	180,675

	445,021	318,373

Borrowings of the Group of RMB 21,942 were guaranteed by CNPC, its fellow subsidiaries and a third party at December 31, 2012 (December 31, 2011: RMB 3,656).

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

The Group’s borrowings include secured liabilities totaling RMB 3,718 at December 31, 2012 (December 31, 2011: RMB 36). These borrowings are majority secured over certain of the Group’s time deposits with maturities over one year and property, plant and equipment amounting to RMB 3,719 (December 31, 2011: RMB 31 of the Group’s intangible assets and property, plant and equipment were used for collateral).

	December 31, 2012	December 31, 2011
	RMB	RMB
Total borrowings:
— interest free	195	371
— at fixed rates	348,659	230,428
— at floating rates	96,167	87,574

	445,021	318,373

Weighted average effective interest rates:
— bank loans	3.14%	3.26%
— corporate debentures	4.58%	3.53%
— medium-term notes	3.93%	3.48%
— other loans	4.56%	4.63%

The borrowings by major currency at December 31, 2012 and December 31, 2011 are as follows:

	December 31, 2012	December 31, 2011
	RMB	RMB
RMB	377,993	254,046
US Dollar	62,737	56,458
Other currency	4,291	7,869

	445,021	318,373

The fair values of the Group’s long-term borrowings including the current portion of long-term borrowings are RMB 295,911 (December 31, 2011: RMB 215,329) at December 31, 2012. The fair values of the Company’s long-term borrowings including the current portion of long-term borrowings are RMB 257,935 (December 31, 2011: RMB 186,483) at December 31, 2012. The carrying amounts of short-term borrowings approximate their fair values.

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the statement of financial position. Such discount rates ranged from 0.44% to 6.55% per annum as of December 31, 2012 (December 31, 2011: 0.55% to 7.05%) depending on the type of the borrowings.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

The following table sets out the borrowings’ remaining contractual maturities at the date of the statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	December 31, 2012	December 31, 2011
	RMB	RMB
Within 1 year	166,089	147,442
Between 1 and 2 years	92,311	21,759
Between 2 and 5 years	162,992	155,611
After 5 years	83,806	25,378

	505,198	350,190

29	SHARE CAPITAL

	December 31, 2012	December 31, 2011
	RMB	RMB
Registered, issued and fully paid:
A shares	161,922	161,922
H shares	21,099	21,099

	183,021	183,021

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

30	RESERVES

	2012	2011
	RMB	RMB
Capital Reserve
Beginning balance	133,308	133,308

Ending balance	133,308	133,308

Statutory Common Reserve Fund(a)
Beginning balance	151,280	138,637
Transfer from retained earnings	10,343	12,643

Ending balance	161,623	151,280

Special Reserve-Safety Fund Reserve
Beginning balance	9,107	8,491
Safety fund reserve	947	616

Ending balance	10,054	9,107

Currency translation differences
Beginning balance	(4,999)	(1,097)
Currency translation differences	(116)	(3,902)

Ending balance	(5,115)	(4,999)

Other reserves
Beginning balance	(25,689)	(22,722)
Transaction with non-controlling interests in subsidiaries	320	(2,904)
Acquisition of subsidiaries	(77)	—
Fair value gain/(loss) on available-for-sale financial assets	3	(136)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	127	132
Capital contribution from non-controlling interests	2,279	—
Other	348	(59)

Ending balance	(22,689)	(25,689)

	277,181	263,007

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

(b)

According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2012, the Company’s distributable reserve amounted to RMB 511,270 (December 31, 2011: RMB 476,103).

31	DEFERRED TAXATION

Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 25%.

The movements in the deferred taxation account are as follows:

	Year Ended December 31,
	2012	2011	2010
	RMB	RMB	RMB
At beginning of the year	20,244	21,231	21,160
Transfer to profit and loss (Note 12)	275	(1,336)	(104)
Charge / (credit) to other comprehensive income	14	(17)	5
Acquisition of subsidiaries	220	576	87
Currency translation differences	90	(210)	(61)
Others	—	—	144

At end of the year	20,843	20,244	21,231

Deferred tax balances before offset are attributable to the following items:

	December 31, 2012	December 31, 2011
	RMB	RMB
Deferred tax assets:
Current:
Receivables and inventories	10,842	10,305
Tax losses of subsidiaries	1,770	358
Non-current:
Impairment of long-term assets	5,268	5,284
Other	4,796	4,320

Total deferred tax assets	22,676	20,267

Deferred tax liabilities:
Non-current:
Accelerated tax depreciation	39,261	37,081
Other	4,258	3,430

Total deferred tax liabilities	43,519	40,511

Net deferred tax liabilities	20,843	20,244

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

Deferred tax balances after offset are listed as below:

	December 31, 2012	December 31, 2011
	RMB	RMB
Deferred tax assets	1,443	505
Deferred tax liabilities	22,286	20,749

There were no material unrecognized tax losses at December 31, 2012 and 2011.

32	ASSET RETIREMENT OBLIGATIONS

	2012	2011	2010
	RMB	RMB	RMB
At beginning of the year	68,702	60,364	44,747
Liabilities incurred	11,519	5,580	13,736
Liabilities settled	(490)	(412)	(469)
Accretion expense (Note 10)	4,237	3,272	2,382
Currency translation differences	(40)	(102)	(32)

At end of the year	83,928	68,702	60,364

Asset retirement obligations relate to oil and gas properties (Note 16).

33	PENSIONS

The Group participates in various employee retirement benefit plans (Note 3(t)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2012 amounted to RMB 13,400 (2011: RMB 11,400 2010: RMB 9,600).

34	CONTINGENT LIABILITIES

(a) Bank and other guarantees

At December 31, 2012, borrowings of associates of RMB 0 (December 31, 2011: RMB 5) from China Petroleum Finance Co., Ltd. (a subsidiary of CNPC) were guaranteed by the Group. The Group had no contingent liabilities in respect of the guarantees.

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

(a) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from 1 to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2012 and 2011 under non-cancellable operating leases are as follows:

	December 31, 2012	December 31, 2011
	RMB	RMB
No later than 1 year	6,148	7,072
Later than 1 year and no later than 5 years	19,096	17,466
Later than 5 years	77,093	79,552

	102,337	104,090

(b) Capital commitments

At December 31, 2012, the Group’s capital commitments contracted but not provided for mainly relating to property, plant and equipment were RMB 47,196 (December 31, 2011: RMB 49,550).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(c) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were RMB 758 for the year ended December 31, 2012 (2011: RMB 811, 2010: RMB 916).

Estimated annual payments for the next five years are as follows:

	December 31, 2012	December 31, 2011
	RMB	RMB
Within one year	1,000	1,000
Between one and two years	1,000	1,000
Between two and three years	1,000	1,000
Between three and four years	1,000	1,000
Between four and five years	1,000	1,000

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

36	MAJOR CUSTOMERS

The Group’s major customers are as follows:

	2012		2011		2010
	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue
	RMB	%	RMB	%	RMB	%
China Petroleum & Chemical Corporation	93,394	4	98,225	5	86,270	6
CNPC and its fellow subsidiaries	69,729	3	65,481	3	49,259	3

	163,123	7	163,706	8	135,529	9

37	RELATED PARTY TRANSACTIONS

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

On August 25, 2011, based on the terms of the Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price.

•

Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 97,137 in the year ended December 31, 2012 (2011: RMB 82,197, 2010: RMB 62,459).

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

•

Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 8,392 in the year ended December 31, 2012 (2011: RMB 9,007, 2010: RMB 9,184).

•

Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 365,748 in the year ended December 31, 2012 (2011: RMB 303,153, 2010: RMB 241,852).

•

Purchase of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 1,009 in the year ended December 31, 2012 (2011: RMB 2,602, 2010: RMB 4,782).

•	Amounts due from and to CNPC and its fellow subsidiaries, associates and jointly controlled entities of the Group included in the following accounts captions are summarized as follows:

	December 31, 2012	December 31, 2011
	RMB	RMB
Accounts receivable	16,868	10,750
Prepayments and other receivables	18,937	19,712
Other non-current assets	8,411	5,064
Accounts payable and accrued liabilities	82,988	70,023
Other non-current liability	2,000	—

•

Interest income represents interests from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 503 in the year ended December 31, 2012 (2011: RMB 607, 2010: RMB 207). The balance of deposits at December 31, 2012 was RMB 4,394 million (December 31, 2011: RMB 20,103).

•

Purchases of financial service principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee, etc. The total amount of these transactions amounted to RMB 13,998 in the year ended December 31, 2012 (2011: RMB 6,167, 2010: RMB 3,492).

•	The borrowings from CNPC and its fellow subsidiaries at December 31, 2012 were RMB 273,086 (December 31, 2011: RMB 134,161).

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Supplemental Land Use Rights Leasing Contract provides for the lease of land covering an aggregate area of approximately 1,783 million square meters located throughout the PRC at a maximal annual fee (exclusive of tax and government charges) of RMB 3,892. The Supplemental Land Use Rights Leasing Contract will expire at the same time as the Land Use Rights Leasing Contract. The area and total fee payable for the lease of all such property may, after three years, be adjusted with the Company’s operating needs and by reference to market price.

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The area and total fee payable for the lease of all such property may, after three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed.

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

(b) Key management compensation

	Year End December 31
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Emoluments and other benefits	14,284	13,482	12,743
Contribution to retirement benefit scheme	779	679	606

	15,063	14,161	13,349

Note:

Emoluments set out above for the year ended December 31, 2012 exclude RMB 0.50 paid to key management of the Company as part of the deferred merit pay in accordance with relevant requirements by the PRC government (2011: RMB 1.09).

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

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

The accounting policies of the operating segments are the same as those described in Note 3 — “Summary of Principal Accounting Policies”.

The segment information for the operating segments for the year ended December 31, 2012, 2011 and 2010 are as follows:

	Year Ended December 31, 2012
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	789,818	883,218	1,890,558	202,196	2,530	3,768,320
Less: intersegment sales	(623,166)	(702,275)	(225,618)	(21,562)	(403)	(1,573,024)

Turnover from external customers	166,652	180,943	1,664,940	180,634	2,127	2,195,296

Depreciation, depletion and amortization	(103,838)	(17,295)	(10,004)	(19,503)	(1,335)	(151,975)
Profit/ (loss) from operations	214,955	(43,511)	16,391	(2,110)	(11,206)	174,519
Finance costs:
Exchange gain						3,339
Exchange loss						(3,208)
Interest income						2,063
Interest expense						(18,164)

Total net finance costs						(15,970)

Share of profit of associates and jointly controlled entities	5,758	(5)	(17)	179	2,347	8,262

Profit before income tax expense						166,811
Income tax expense						(36,191)

Profit for the year						130,620

Segment assets	1,126,937	385,443	371,614	444,570	1,551,350	3,879,914
Other assets						1,443
Investments in associates and jointly controlled entities	50,054	914	10,677	3,022	15,375	80,042
Elimination of intersegment balances(a)						(1,792,503)

Total assets						2,168,896

Segment capital expenditure	227,211	36,009	14,928	72,939	1,429	352,516
Segment liabilities	445,919	141,889	203,179	195,385	717,104	1,703,476
Other liabilities						94,331
Elimination of intersegment balances(a)						(809,659)

Total liabilities						988,148

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

	Year Ended December 31, 2011
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	774,777	847,711	1,693,130	173,058	2,354	3,491,030
Less: intersegment sales	(612,421)	(659,025)	(198,959)	(16,362)	(420)	(1,487,187)

Turnover from external customers	162,356	188,686	1,494,171	156,696	1,934	2,003,843

Depreciation, depletion and amortization	(88,068)	(23,621)	(9,148)	(15,993)	(1,243)	(138,073)
Profit/ (loss) from operations	219,539	(61,866)	20,653	15,530	(11,395)	182,461
Finance costs:
Exchange gain						2,662
Exchange loss						(3,598)
Interest income						2,674
Interest expense						(10,886)

Total net finance costs						(9,148)

Share of profit of associates and jointly controlled entities	8,501	21	561	149	1,670	10,902

Profit before income tax expense						184,215
Income tax expense						(38,256)

Profit for the year						145,959

Segment assets	983,708	385,875	321,432	335,461	1,418,639	3,445,115
Other assets						505
Investments in associates and jointly controlled entities	43,509	935	10,853	2,470	12,972	70,739
Elimination of intersegment balances(a)						(1,598,773)

Total assets						1,917,586

Segment capital expenditure	162,154	42,781	15,136	62,645	1,675	284,391
Segment liabilities	355,576	124,857	196,363	178,440	582,367	1,437,603
Other liabilities						140,489
Elimination of intersegment balances(a)						(743,052)

Total liabilities						835,040

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

	Year Ended December 31, 2010
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	544,884	664,773	1,134,534	117,043	1,606	2,462,840
Less: intersegment sales	(414,774)	(508,599)	(61,987)	(11,601)	(464)	(997,425)

Turnover from external customers	130,110	156,174	1,072,547	105,442	1,142	1,465,415

Depreciation, depletion and amortization	(75,991)	(16,302)	(8,232)	(11,613)	(1,071)	(113,209)
Profit/ (loss) from operations	153,703	7,847	15,956	20,415	(10,144)	187,777
Finance costs:
Exchange gain						1,685
Exchange loss						(2,857)
Interest income						1,983
Interest expense						(6,321)

Total net finance costs						(5,510)

Share of profit of associates and jointly controlled entities	5,346	39	678	10	965	7,038

Profit before income tax expense						189,305
Income tax expense						(38,513)

Profit for the year						150,792

Segment assets	880,575	299,808	252,789	260,269	1,210,132	2,903,573
Other assets						284
Investments in associates and jointly controlled entities	45,533	571	6,700	122	11,211	64,137
Elimination of intersegment balances(a)						(1,311,507)

Total assets						1,656,487

Segment capital expenditure	160,893	44,242	15,793	53,648	1,636	276,212
Segment liabilities	327,765	119,190	144,293	132,290	421,319	1,144,857
Other liabilities						78,792
Elimination of intersegment balances(a)						(577,291)

Total liabilities						646,358

PETROCHINA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions unless otherwise stated)

Geographical information

	Turnover			Non-current assets(b)
Year Ended December 31,	2012	2011	2010	2012	2011	2010
	RMB	RMB	RMB	RMB	RMB	RMB
Mainland China	1,492,636	1,429,631	1,086,909	1,558,735	1,380,491	1,231,536
Other	702,660	574,212	378,506	188,878	149,338	132,808

	2,195,296	2,003,843	1,465,415	1,747,613	1,529,829	1,364,344

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.
(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

39	EVENTS AFTER THE REPORTING PERIOD

On March 14, 2013, the Company issued the first tranche of corporate debentures for the year 2013 amounting to RMB 20 billion including five-year term amounting to RMB 16 billion with an interest rate of 4.47%, and ten-year term amounting to RMB 4 billion with an interest rate of 4.88%.

40	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Directors on April 25, 2013.

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

The supplemental information presented below covers the Group’s proved oil and gas reserves estimates, historical cost information pertaining to capitalized costs, costs incurred for property acquisitions, exploration and development activities, result of operations for oil and gas producing activities, standardised measure of estimated discounted future net cash flows and changes in estimated discounted future net cash flows.

The “Other” geographic area includes oil and gas producing activities principally in countries such as Kazakhstan, Venezuela and Indonesia. As the Group does not have significant reserves held through its investments accounted for using the equity method, information presented in relation to these equity method investments is presented in the aggregate.

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

The taxes, fees and royalty in China are domestic tax schemes and are paid in cash to PRC authorities. The proved reserves includes quantities that are ultimately produced and sold to pay these taxes, fees and royalty.

Proved reserve estimates as of December 31, 2012, 2011 and 2010 were based on reports prepared by DeGolyer and MacNaughton and Gaffney, Cline & Associates, independent engineering consultants.

Estimated quantities of net proved crude oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

	Crude Oil and Condensate	Natural Gas	Total — All products
	(millions of barrels)	(billions of cubic feet)	(million barrels of oil equivalent)
Proved developed and undeveloped reserves

The Group
Reserves at December 31, 2009	11,263	63,244	21,803
Changes resulting from:
Revisions of previous estimates	(78)	(1,456)	(320)
Improved recovery	74	—	74
Extensions and discoveries	877	5,936	1,866
Production	(858)	(2,221)	(1,228)

Reserves at December 31, 2010	11,278	65,503	22,195
Changes resulting from:
Revisions of previous estimates	(76)	(752)	(201)
Improved recovery	66	—	66
Extensions and discoveries	746	4,298	1,463
Sales	—	—	—
Production	(886)	(2,396)	(1,286)

Reserves at December 31, 2011	11,128	66,653	22,237
Changes resulting from:
Revisions of previous estimates	(16)	(2,731)	(471)
Improved recovery	86	—	86
Extensions and discoveries	737	6,218	1,773
Production	(917)	(2,559)	(1,343)

Reserves at December 31, 2012	11,018	67,581	22,282

Proved developed reserves at:
December 31, 2010	7,605	31,102	12,789
December 31, 2011	7,458	32,329	12,847
December 31, 2012	7,396	31,607	12,663

Proved undeveloped reserves at:
December 31, 2010	3,673	34,401	9,406
December 31, 2011	3,670	34,324	9,390
December 31, 2012	3,622	35,974	9,619

Equity method investments
Share of proved developed and undeveloped reserves of associates and jointly controlled entities
December 31, 2010	337	37	343
December 31, 2011	536	288	584
December 31, 2012	517	181	547

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise stated)

At December 31, 2012, total proved developed and undeveloped reserves of the Group and equity method investments is 22,829 million barrels of oil equivalent (December 31, 2011: 22,821 million barrels of oil equivalent, December 31, 2010: 22,538 million barrels of oil equivalent), comprising 11,535 million barrels of crude oil and condensate (December 31, 2011: 11,664 million barrels, December 31, 2010: 11,615 million barrels) and 67,762.4 billions of cubic feet of natural gas (December 31, 2011: 66,941.1 billions of cubic feet, December 31, 2010: 65,539.5 billions of cubic feet).

At December 31, 2012, 10,219 million barrels (December 31, 2011: 10,359 million barrels, December 31, 2010: 10,489 million barrels) of crude oil and condensate and 66,446.1 billion cubic feet (December 31, 2011: 65,508.4 billion cubic feet, December 31, 2010: 64,555.3 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located within Mainland China, and 799 million barrels (December 31, 2011: 769 million barrels, December 31, 2010: 789 million barrels) of crude oil and condensate and 1,135.1 billion cubic feet (December 31, 2011: 1,144.6 billion cubic feet, December 31, 2010: 947.4 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located overseas.

Capitalized Costs

	December 31, 2012	December 31, 2011
	RMB	RMB
The Group
Property costs and producing assets	1,031,356	880,549
Support facilities	298,601	275,101
Construction-in-progress	102,496	77,294

Total capitalized costs	1,432,453	1,232,944
Accumulated depreciation, depletion and amortization	(596,428)	(511,096)

Net capitalized costs	836,025	721,848

Equity method investments
Share of net capitalized costs of associates and jointly controlled entities	39,442	40,307

Costs Incurred for Property Acquisitions, Exploration and Development Activities

	2012
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Property acquisition costs	—	24,586	24,586
Exploration costs	39,049	1,879	40,928
Development costs	152,534	21,355	173,889

Total	191,583	47,820	239,403

Equity method investments
Share of costs of property acquisition, exploration and development of associates and jointly controlled entities	—	4,477	4,477

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise stated)

	2011
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Property acquisition costs	—	511	511
Exploration costs	33,902	3,621	37,523
Development costs	115,501	10,764	126,265

Total	149,403	14,896	164,299

Equity method investments
Share of costs of property acquisition, exploration and development of associates and jointly controlled entities	—	4,864	4,864

	2010
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Property acquisition costs	—	14,949	14,949
Exploration costs	37,442	2,777	40,219
Developments costs	113,673	13,433	127,106

Total	151,115	31,159	182,274

Equity method investments
Share of costs of property acquisition, exploration and development of associates and jointly controlled entities	—	2,615	2,615

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise stated)

Results of Operations for Oil and Gas Producing Activities

The results of operations for oil and gas producing activities for the years ended December 31, 2012, 2011 and 2010 are presented below. “Turnover” includes sales to third parties and inter-segment sales (at arm’s-length prices), net of value-added taxes. Resource tax, crude oil special gain levy and other taxes are included in “taxes other than income taxes”. Income taxes are computed using the applicable statutory tax rate, reflecting tax deductions and tax credits for the respective years ended.

	2012
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Turnover
Sales to third parties	82,064	62,233	144,297
Intersegment sales	472,366	675	473,041

	554,430	62,908	617,338
Production costs excluding taxes	(95,085)	(7,581)	(102,666)
Exploration expenses	(22,811)	(1,161)	(23,972)
Depreciation, depletion and amortization	(80,293)	(14,196)	(94,489)
Taxes other than income taxes	(116,030)	(17,307)	(133,337)
Accretion expense	(4,098)	(139)	(4,237)
Income taxes	(44,568)	(7,045)	(51,613)

Results of operations from producing activities	191,545	15,479	207,024

Equity method investments
Share of profit for producing activities of associates and jointly controlled entities	—	9,650	9,650

Total of the Group and equity method investments results of operations for producing activities	191,545	25,129	216,674

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise stated)

	2011
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Turnover
Sales to third parties	94,015	68,341	162,356
Intersegment sales	474,174	1,358	475,532

	568,189	69,699	637,888
Production costs excluding taxes	(88,887)	(6,963)	(95,850)
Exploration expenses	(22,726)	(1,182)	(23,908)
Depreciation, depletion and amortization	(72,496)	(7,956)	(80,452)
Taxes other than income taxes	(129,715)	(18,993)	(148,708)
Accretion expense	(3,119)	(153)	(3,272)
Income taxes	(48,375)	(11,398)	(59,773)

Results of operations from producing activities	202,871	23,054	225,925

Equity method investments
Share of profit for producing activities of associates and jointly controlled entities	—	12,485	12,485

Total of the Group and equity method investments results of operations for producing activities	202,871	35,539	238,410

	2010
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Turnover
Sales to third parties	82,433	47,677	130,110
Intersegment sales	346,421	742	347,163

	428,854	48,419	477,273
Production costs excluding taxes	(76,329)	(4,648)	(80,977)
Exploration expenses	(21,368)	(1,595)	(22,963)
Depreciation, depletion and amortization	(63,569)	(5,133)	(68,702)
Taxes other than income taxes	(66,798)	(11,766)	(78,564)
Accretion expense	(2,238)	(144)	(2,382)
Income taxes	(39,510)	(6,284)	(45,794)

Results of operations from producing activities	159,042	18,849	177,891

Equity method investments
Share of profit for producing activities of associates and jointly controlled entities	—	6,447	6,447

Total of the Group and equity method investments results of operations for producing activities	159,042	25,296	184,338

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise stated)

Standardised Measure of Discounted Future Net Cash Flows

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2012, 2011 and 2010 is based on the prices used in estimating the Group’s proved oil and gas reserves, year-end costs, currently enacted tax rates related to existing proved oil and gas reserves and a 10% annual discount factor. “Future cash inflows from sales of oil and gas” are net of value-added taxes. Corporate income taxes are included in “future income tax expense”. Other taxes are included in “future production costs” as production taxes.

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2012, 2011 and 2010 is as follows:

RMB
The Group
At December 31, 2012
Future cash inflows from sales of oil and gas	8,716,686
Future production costs	(4,046,065)
Future development costs	(507,905)
Future income tax expense	(883,544)

Future net cash flows	3,279,172
Discount at 10% for estimated timing of cash flows	(1,599,993)

Standardised measure of discounted future net cash flows	1,679,179

RMB
The Group
At December 31, 2011
Future cash inflows from sales of oil and gas	8,947,862
Future production costs	(4,238,182)
Future development costs	(453,696)
Future income tax expense	(915,332)

Future net cash flows	3,340,652
Discount at 10% for estimated timing of cash flows	(1,663,025)

Standardised measure of discounted future net cash flows	1,677,627

RMB
The Group
At December 31, 2010
Future cash inflows from sales of oil and gas	6,845,504
Future production costs	(2,576,816)
Future development costs	(571,065)
Future income tax expense	(819,039)

Future net cash flows	2,878,584
Discount at 10% for estimated timing of cash flows	(1,560,391)

Standardised measure of discounted future net cash flows	1,318,193

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise stated)

At December 31, 2012, RMB 1,599,784 (December 31, 2011: RMB 1,607,052, December 31, 2010: RMB 1,258,049) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located within mainland China and RMB 79,395 (December 31, 2011: RMB 70,575, December 31, 2010: RMB 60,144) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located overseas.

Share of standardised measure of discounted future net cash flows of associates and jointly controlled entities:

December 31, 2012	50,789
December 31, 2011	45,244
December 31, 2010	34,729

Changes in Standardised Measure of Discounted Future Net Cash Flows

Changes in the standardised measure of discounted net cash flows for the Group for each of the years ended December 31, 2012, 2011 and 2010 are as follows:

	Year Ended December 31
	2012	2011	2010
	RMB	RMB	RMB
The Group
Beginning of the year	1,677,627	1,318,193	1,077,815
Sales and transfers of oil and gas produced, net of production costs	(380,439)	(392,372)	(316,888)
Net changes in prices and production costs and other	(7,750)	394,591	356,503
Extensions, discoveries and improved recovery	212,372	172,831	179,765
Development costs incurred	13,420	114,293	7,713
Revisions of previous quantity estimates	(58,354)	(19,576)	(28,773)
Accretion of discount	214,045	169,774	136,401
Net change in income taxes	8,258	(80,093)	(94,343)
Sales	—	(14)	—

End of the year	1,679,179	1,677,627	1,318,193