Form 20-F
period 2013-12-31
PETROCHINA CO LTD
filed 2014-04-25
CIK 1108329

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013.

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

Wu Enlai

Telephone number: 8610 59985667

Facsimile number: 8610 62095667

Email address: jh_dong@petrochina.com.cn

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

A Shares, par value RMB1.00 per share***	161,922,077,818 (1)
H Shares, par value RMB1.00 per share	21,098,900,000****

(1)	Includes 158,033,693,528 A Shares held by CNPC and 3,888,384,290 A Shares held by the public shareholders.

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

*	PetroChina’s H Shares are listed and traded on The Stock Exchange of Hong Kong Limited.
**	Not for trading, but only in connection with the registration of American Depository Shares.
***	PetroChina’s A Shares became listed on the Shanghai Stock Exchange on November 5, 2007.
****	Includes 1,133,986,000 H Shares represented by American Depositary Shares.

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

ITEM 3 — KEY INFORMATION

Exchange Rates

The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each month during the previous six months and the most recent practicable date:

	Noon Buying Rate(1)
	High	Low
	(RMB per US$)
October 2013	6.1209	6.0815
November 2013	6.0993	6.0903
December 2013	6.0927	6.0537
January 2014	6.0600	6.0402
February 2014	6.1448	6.0591
March 2014	6.2273	6.1183
April 2014 (ending as of April 18)	6.2240	6.2064

(1)	The exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

Average Noon Buying Rates(1)

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2009, 2010, 2011, 2012 and 2013, calculated by averaging the noon buying rates on the last day of each month during the relevant year:

Average Noon Buying Rate
(RMB per US$)
2009	6.8295
2010	6.7603
2011	6.4475
2012	6.2990
2013	6.1412

(1)	The exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

Selected Financial Data

Historical Financial Information

You should read the selected historical financial data set forth below in conjunction with the consolidated financial statements of PetroChina and their notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected historical income statement (except ADS data) and cash flow data for the years ended December 31, 2011, 2012 and 2013 and the selected historical statement of financial position data as of December 31, 2012 and 2013 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected historical income statement data and cash flow data for the years ended December 31, 2009 and 2010 and the selected statement of financial position data as of December 31, 2009, 2010 and 2011 set forth below are derived from our audited financial statements not included in this annual report. Our consolidated financial statements were prepared in accordance with IFRS as issued by the International Accounting Standards Board. The financial information included in this section may not necessarily reflect our results of operations, financial position and cash flows in the future.

	As at or for the Year Ended December 31
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB
	(In millions, except for per share and per ADS data)
Turnover	1,019,275	1,465,415	2,003,843	2,195,296	2,258,124
Total operating expenses	(875,831)	(1,277,638)	(1,821,382)	(2,020,777)	(2,069,482)
Profit from operations	143,444	187,777	182,461	174,519	188,642
Profit before income tax expense	140,032	189,305	184,215	166,811	178,063
Income tax expense	(33,473)	(38,513)	(38,256)	(36,191)	(35,789)
Profit for the year	106,559	150,792	145,959	130,620	142,274
Profit for the year attributable to owners of the parent company	103,387	139,992	132,961	115,326	129,599
Non-controlling interest	3,172	10,800	12,998	15,294	12,675
Basic and diluted earnings per share for profit attributable to owners of the parent company(1)	0.56	0.76	0.73	0.63	0.71
Basic and diluted net earnings per ADS(2)	56.49	76.49	72.65	63.01	70.81
Total current assets	275,606	264,196	361,590	392,805	430,953
Total non-current assets	1,174,682	1,392,291	1,555,996	1,776,091	1,911,157
Total assets	1,450,288	1,656,487	1,917,586	2,168,896	2,342,110
Total current liabilities	388,553	429,736	560,038	574,748	645,489
Total non-current liabilities	154,034	216,622	275,002	413,400	426,686
Total liabilities	542,587	646,358	835,040	988,148	1,072,175
Equity attributable to owners of the parent company	847,223	938,926	1,002,745	1,064,010	1,132,735
Non-controlling interests	60,478	71,203	79,801	116,738	137,200
Total equity	907,701	1,010,129	1,082,546	1,180,748	1,269,935
Other Financial Data
Dividend per share	0.25	0.34	0.33	0.28	0.32
Dividend per ADS	25.42	34.42	32.69	28.36	31.87
Capital expenditures	266,836	276,212	284,391	352,516	318,696
Net cash flows from operating activities	268,017	318,796	290,155	239,288	288,529
Net cash flows used for investing activities	(267,498)	(299,302)	(283,638)	(332,226)	(266,510)
Net cash flows from/used for financing activities	53,077	(60,944)	9,259	75,356	(12,239)
Return on net assets (%)(3)	12.2	14.9	13.3	10.8	11.4

(1)

As at December 31, 2009, 2010, 2011, 2012 and 2013, respectively, basic and diluted earnings per share were calculated by dividing the net profit with the number of shares issued for each of these financial years of 183.021 billion.

(2)	Each ADS represents 100 H Shares. The basic and diluted earnings per ADS were calculated with the same method as that used for the calculation of the basic and diluted earnings per share.
(3)	Return on net assets is calculated as “Profit for the year attributable to owners of the parent company” divided by “Equity attributable to owners of the parent company”.

Risk Factors

Our business is primarily subject to various changing competitive, economic and social conditions. Such changing conditions entail certain risks, which are described below.

Risks Related to Macro Economic Conditions

Our operations may be adversely affected by the international and domestic economic conditions. As the oil and gas industry is sensitive to macro-economic trends, oil and gas prices tend to fluctuate along with the change of macro-economic conditions. We may experience pricing pressure on our refined products in recessionary periods, which would have an adverse effect on our profitability. In 2013, a weaker domestic economy affected the demand for certain of our products. These factors may also lead to intensified competition for market share, with consequential potential adverse effects on volumes. There has been an uptrend in China’s overall inflation rate in recent years. Notwithstanding the measures taken by the PRC government to control inflation, China may continue to experience inflation in the near term and our operating costs may become higher than anticipated. The financial and economic situation may also have a negative impact on third parties with whom we do, or may do, business. Any of these factors may adversely affect our financial condition, results of operations and liquidity.

Risks Related to Competition

The oil, gas and petrochemicals industries are highly competitive. There is strong competition, both within the oil and gas industry and with other industries, in supplying the fuel needs of commercial, industrial and residential markets. Over recent years, with further diversification in China’s petroleum and petrochemical industry, we have been facing increasingly intense competition from privately-owned companies and foreign-invested enterprises in chemical, sales and oil and gas service sectors. In addition, the rapid development of unconventional oil and gas resources and new energy sources also poses competition with the conventional energy industry. Competition puts pressure on product prices, affects oil products marketing and requires continuous management focus on identifying new trends, reducing unit costs and improving efficiency. The implementation of our growth strategy requires continued technological advances and innovation, including advances in exploration, production, refining, petrochemicals manufacturing technology and advances in technology related to energy usage. Our performance could be impeded if competitors developed or acquired intellectual property rights to technology that we required or if our innovation lagged the industry.

The eastern and southern regions of China have a higher demand for refined products and chemical products than the western and northern regions. Although we have strived to increase our refinery capacity in the southern regions of China over recent years, most of our refineries and chemical plants are located in the western and northern regions of China. We incur relatively higher transportation costs for delivery of our refined products and chemical products to certain areas of the eastern and southern regions from our refineries and chemical plants in western and northern China. We face strong competition from other domestic oil companies. As a result, we expect that we will continue to encounter difficulty in increasing our sales of refined products and chemical products in these regions.

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

In July 2012, the U.S. Treasury Department’s Office of Foreign Assets Control, OFAC, added Bank of Kunlun Co., Ltd., or Kunlun Bank, an affiliate of our company due to common control by CNPC, to its “List of Foreign Financial Institutions Subject to Part 561” pursuant to the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010. OFAC reported that Kunlun Bank provided financial services to at least six Iranian banks that were on OFAC’s sanctions list during 2012. These financial services included holding accounts, making transfers, and in particular, transfer of a total of US$0.1 billion for Bank Tejarat during early 2012, and paying letters of credit on behalf of the designated banks. Kunlun Bank has not informed us the revenue and profit it generated from such activities in relation to Iran and whether it will discontinue such activities. Our company has no involvement in or control over such activities of Kunlun Bank or CNPC and CNPC subsidiaries and affiliates, and we have never received any revenue or profit derived from these activities.

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

Risks Related to Controlling Shareholder

As of December 31, 2013, CNPC beneficially owned approximately 86.507% of our share capital. This ownership percentage enables CNPC to elect our entire board of directors without the concurrence of any of our other shareholders. Accordingly, CNPC is in a position to:

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

The process of gasoline and diesel fuel quality upgrade is gradually accelerating in China. The Circular of the State Council regarding the Printing and Issue of the Action Plan for Prevention and Treatment of Air Pollution issued in September 2013 set forth a definitive schedule for the upgrading of the quality of oil products. Pursuant to the schedule, the China IV standard for auto-use gasoline was implemented on January 1, 2014, the China IV standard for auto-use diesel, which requires that the sulfur content be reduced below 50ppm, will be implemented on January 1, 2015, and the China V standard for auto-use diesel, which requires the sulfur content be reduced below 10ppm, will be adopted across the nation in 2018. Some local governments have earlier implemented local gasoline and diesel fuel standards equivalent to the Euro IV standard. New governmental requirements to improve oil quality impose challenges to our refining and chemicals segment and could increase our costs in oil refining.

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

Risks Related to Effectiveness of Internal Control over Financial Reporting

SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Although our management concluded that our internal control over our financial reporting for the fiscal year ended December 31, 2013 was effective, we may discover other deficiencies in the course of our future evaluation of our internal control over our financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADSs, H Shares or A Shares.

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

Risks Related to SEC Litigation Against Five PRC-based Accounting Firms

In December 2012, the SEC instituted administrative proceedings against the Chinese affiliates of Ernst & Young LLP, KPMG LLP, PricewaterhouseCoopers LLP, and Deloitte LLP, including our independent registered public accounting firm, and also against BDO China Dahua CPA Co., Ltd. (the former BDO affiliate in China), alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the Administrative Law Judge (the “ALJ”) presiding over the matter reached an initial decision that the firms had each violated the SEC’s rules of practice by failing to produce audit work papers directly to the SEC. The initial decision further determined that each of the firms should be censured and barred from practicing before the SEC for a period of six months. This initial decision, however, does not take effect unless and until it is endorsed by the full SEC Commission. Any SEC Commission endorsement or other determination itself could be appealed by the accounting firms in the U.S. court system. While we cannot predict the outcome of the SEC’s proceedings, if the accounting firms, including our independent registered public accounting firm, were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to timely find another registered public accounting firm which can audit and issue a report on our financial statements, we will not be able to meet the reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from the NYSE, or our market capitalization could decline sharply and the value of your investment in our ADSs could be materially and adversely affected. Moreover, any negative publicity about the SEC’s proceedings against these accounting firms may erode investor confidence in China-based, United States listed companies in general and the trading price of our ADSs may be adversely affected.

Risks Related to Employee Misconduct

We may not be able to detect or prevent employee misconduct, including misconduct by senior management, and such misconduct may damage our reputation and could adversely affect the trading price of our ordinary shares and ADSs.

Several former senior management members and directors of our company are being investigated by relevant PRC authorities. We have very limited knowledge of the status or scope of the ongoing investigations and it is difficult for us to assess their ultimate outcome or their impact on our business.

We have re-examined our internal control and corporate governance policies and procedures in order to strengthen our ability to detect and prevent similar and other misconduct. We cannot assure you, however, that we are able to detect or prevent such misconduct in a timely fashion, or at all. If we fail to prevent employee misconduct, our reputation may be harmed, and the trading price of our ordinary shares and ADSs could be adversely affected.

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

We have increased our efforts to pursue attractive business opportunities outside China as part of our business growth strategy to utilize both domestic and international resources to strengthen our competitiveness. Since 2005, we have acquired interests in various oil and natural gas assets in several countries, which significantly expanded our overseas operations and effectively increased our oil and gas reserves and production volumes. We are currently assessing the feasibility of making further investments in international oil and gas markets. At the same time, we have been gradually increasing the proportion of the imported crude oil. In the year ended December 31, 2013, we imported approximately 476.5 million barrels of crude oil, as compared to 465.6 million barrels and 441.2 million barrels of crude oil in the years ended December 31, 2012 and 2011, respectively.

We were established as a joint stock company with limited liability under the Company Law of the PRC on November 5, 1999 as part of a restructuring in which CNPC transferred to us most of the assets and liabilities of CNPC relating to its exploration and production, refining and marketing, chemicals and natural gas businesses.

On April 7, 2000, we completed a global offering of H Shares and ADSs. In September 2005, we completed a follow-on offering of over 3 billion H Shares at the price of HK$6.00 per share. In October 2007, we issued 4 billion A Shares at an issue price of RMB 16.7 per share. The A Shares were listed on the Shanghai Stock Exchange on November 5, 2007. As of December 31, 2013, CNPC beneficially owned 158,325,211,528 shares in PetroChina, which include 291,518,000 H Shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC, representing approximately 86.507% of the share capital of PetroChina.

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

The following chart illustrates our corporate organization structure as of December 31, 2013.

(1)	Indicates approximate shareholding.
(2)

Indicates approximate shareholding, including the 291,518,000 H Shares indirectly held by CNPC as of December 31, 2013 through Fairy King Investments Limited, a wholly owned overseas subsidiary of CNPC.

(3)

Includes PetroChina Planning & Engineering Institute, PetroChina Exploration & Development Research Institute, IT Service Center, PetroChina Petrochemical Research Institute and several other companies.

Acquisitions

In June 2013, the Company, Taikang Asset Management Co., Ltd. (“Taikang Asset”) and Beijing Guolian Energy Industry Investment Fund (Limited Partnership) (“Guolian Fund”) jointly incorporated PetroChina United Pipelines Company Limited (the “Joint Venture”) with a registered capital of RMB40 billion. The Company subscribed to 50% shares of the joint venture by contributing certain pipeline net assets and operations. Taikang Asset subscribed to 30% shares of the Joint Venture for RMB36 billion in cash and Guolian Fund subscribed to 20% shares of the Joint Venture for RMB24 billion in cash.

In addition, we have launched a series of overseas acquisitions, for example:

In January 2013, we acquired from Techwin a 95% interest in a risk service contract with a term of 20 years between Techwin and Petroliam Nasional Berhad entered into in 2012, for a consideration of US$223 million.

On February 20, 2013, we entered into a series of agreements with ConocoPhillips to acquire 20% interest in the Poseidon offshore discovery in the Browse Basin and 29% interest in the Goldwyer Shale onshore Canning Basin, for total consideration of US$369 million. We completed this transaction in June 2013.

On June 7, 2013, we acquired from BHP Billiton all of its equity interest in the Browse project located in Western Australia, consisting of a 20% equity interest in the West Browse project and a 8.33% equity interest in the East Browse project, for a total consideration of US$1.71 billion.

In November 2013, we entered into an agreement with Petrobras to acquire all shares in Petrobras Energia Peru S.A. for a total consideration of US$2.6 billion. The acquisition is subject to government approval.

In December 2013, we acquired from ExxonMobil a 25% interest in the West Qurna-1 project in Iraq for a total consideration of US$590 million. In March 2014, we further increased our interest to 32.7% for an additional consideration of US$442 million.

Exploration and Production

We engage in crude oil and natural gas exploration, development and production. Substantially all of our total estimated proved crude oil and natural gas reserves are located in China, principally in northeastern, northern, southwestern and northwestern China. Meanwhile, we have been further extending our overseas cooperation and expediting our strategic deployment in five major overseas oil and gas cooperation regions by conducting new project development. In the year ended December 31, 2013, the crude oil and natural gas produced by us at overseas regions accounted for 12.2% and 4.9% of our total production of crude oil and natural gas, respectively.

We currently hold exploration and exploitation licenses for oil and gas (including coal seam gas) covering a total area of approximately 420.93 million acres, consisting of the exploration licenses covering a total area of approximately 394.786 million acres and the exploitation licenses covering a total area of approximately 26.145 million acres.

The following table sets forth the financial and operating data of our exploration and production segment for each of the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
Revenue (RMB in millions)	774,777	789,818	783,694
Income from operations (RMB in millions)	219,539	214,955	189,698
Proved developed and undeveloped reserves
Crude oil (million barrels)	11,128.2	11,018.0	10,820.3
Natural gas (Bcf)	66,653.0	67,581.2	69,322.6
Production
Crude oil (million barrels)	886.1	916.5	932.9
Natural gas for sale (Bcf)	2,396.4	2,558.8	2,801.9

Reserves

Our estimated proved reserves as of December 31, 2013 totaled approximately 10,820.3 million barrels of crude oil and approximately 69,322.6 Bcf of natural gas. As of December 31, 2013, proved developed reserves for crude oil and natural gas accounted for 66.7% and 47.3% of our total proved crude oil and natural gas reserves, respectively. Total proved hydrocarbon reserves on a BOE basis increased by 0.4% from approximately 22,281.5 million BOE as of December 31, 2012 to approximately 22,374.1 million BOE as of December 31, 2013, taking account of our overseas crude oil reserves of 843.2 million barrels and overseas natural gas reserves of 1,238.0 Bcf, totaling 1,049.6 million BOE. Natural gas as a percentage of total proved hydrocarbon reserves increased from 50.6% as of December 31, 2012 to 51.6% as of December 31, 2013.

We prepared our reserve estimates as of December 31, 2011, 2012 and 2013 on the basis of reports prepared by independent engineering consultants, namely DeGolyer and MacNaughton, Gaffney, Cline & Associates (Consultants) Pte Ltd, Gaffney, Cline & Associates, Inc., McDaniel & Associates Consultants Ltd. and GLJ Petroleum Consultants. Our reserve estimates include only crude oil and natural gas which we believe can be reasonably produced within the current terms of our production licenses or within the terms of the licenses which we are reasonably certain can be renewed. See “Regulatory Matters — Exploration Licenses and Production Licenses” for a discussion of our production licenses. Also see “Item 3 — Key Information — Risk Factors” for a discussion of the uncertainty inherent in the estimation of proved reserves.

Our reserve data for 2011, 2012 and 2013 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”.

Internal Controls Over Reserves Estimates

We have appointed a Reserve Assessment Directing Team, or the RAD Team. The leader of the RAD Team is our Vice President in charge of our upstream business.

Over recent years, we have been implementing a practicing professional certification regime to supervise our employees engaged in oil and gas reserve evaluation and auditing functions. We have set up a team of reserve auditors covering our headquarter office and major regional companies to perform the auditing of our reserves. Meanwhile, we have established a special reserve management department in our exploration and production segment. Each of the officers and employees of that department has over 20 years’ experience in oil industry and over 10 years’ experience in SEC-guided reserve evaluation. Many members of that department have national-level registered qualifications in reserve expertise. Each regional company has established a reserve management committee and a multi-disciplinary reserve research office. Mr. Zhang Junfeng, the Director of the Reserve Administration Department of the exploration and production segment, is in charge of the reserve estimation of the company. Mr. Zhang holds a doctor’s degree in geology. He has over 15 years of working experience in oil and gas exploration and development. He has been working in reserve study and management since 2009 and is a state-certified reserve valuer. Mr. Zhang has been the technical person primarily responsible for overseeing the preparation of the reserves estimates, oil and gas reserve estimation technology and management for several years. The reserve research offices of the regional companies are responsible for the calculation of the newly discovered reserves and updating of the assessment of the existing reserves. The results of our oil and gas reserve assessment are subject to a two-level review by both the regional companies and our exploration and production company and the final examination and approval of the RAD Team.

In addition, we commissioned independent assessment firms to independently reassess our annually assessed proved reserves in accordance with relevant SEC rules. We disclose the proved reserves so assessed by the independent assessment firms pursuant to relevant SEC requirements.

Third-Party Reserve Report

DeGolyer and MacNaughton, an independent petroleum engineering consulting firm based in the United States, carried out an independent assessment of our reserves in China and certain other countries as of December 31, 2011, 2012 and 2013. Mr. Thomas C. Pence, the Senior Vice President of DeGolyer and MacNaughton, is primarily responsible for supervising the preparation of our reserve report. Mr. Pence is a Registered Professional Engineer, a member of the International Society of Petroleum Engineers, and has over 30 years of experience in oil and gas reservoir studies and reserve evaluations.

Gaffney, Cline & Associates (Consultants) Pte Ltd., an engineering consulting firm based in Singapore, carried out an independent assessment of our reserves estimation and valuation in certain countries such as Algeria and Chad as of December 31, 2011, 2012 and 2013. The reserve report of Gaffney, Cline & Associates (Consultants) Pte Ltd has been compiled under the supervision of Mr. David S. Ahye, the firm’s director for the Asia Pacific region. He has over 30 years’ experience in the petroleum industry and holds a Bachelor’s Degree (Honors) in Chemical Engineering.

Gaffney, Cline & Associates, Inc., an engineering consulting firm based in Houston, carried out an assessment of our reserves in the Halfaya oilfield in Iraq as of December 31, 2012 and 2013. Mr. Sakowski is the project manager for the reserves evaluation project of our Halfaya oilfield. He is a mechanical engineer and holds a master’s degree in project management. Mr. Sakowski is a member of the Society of Petroleum Engineers, and Alberta APGG. He has nearly 35 years’ international experience in the oil and gas industry.

McDaniel &Associates Consultants Ltd., a petroleum consulting firm with its headquarters in Canada, carried out an independent assessment of our reserves held through PetroKazakhstan Inc. as of December 31, 2012 and 2013. Mr. Bryan Emslie, the Senior Vice President of McDaniel &Associates Consultants Ltd., is

responsible for supervising the preparation of our reserve report. Mr. Bryan Emslie is a member of the Society of Petroleum Evaluation Engineers and the Society of Petroleum Engineers. He has over 30 years’ experience in oil and gas reservoir evaluation.

GLJ Petroleum Consultants (“GLJ”), a petroleum consulting firm based in Canada, carried out an independent assessment of our reserves for Groundbirch gas field as of December 31, 2013. Ms. Trisha MacDonald is the project manager for the evaluation of our Groundbirch gasfield natural gas reserve. She is a senior engineer and has over 10 years’ relevant experience. Mr. Jodi L. Anhorn, the Executive Vice President and Chief Operation Officer of GLJ, is the technical supervisor for the evaluation of our Groundbirch gas field natural gas reserve. As an internationally recognized oil and gas resource evaluation expert, Mr. Jodi L. Anhorn has over 20 years of working experience.

None of the above consulting firms or their partners, senior officers or employees has any direct or indirect financial interest in our company and the remunerations to the firms are not in any way contingent upon reported reserve estimates.

For detailed information about our net proved reserves estimates, please refer to the summary reports of reserves filed hereto as exhibits 15.1, 15.2, 15.3, 15.4 and 15.5 of this annual report.

The following table sets forth our estimated proved reserves (including proved developed reserves and proved undeveloped reserves), proved developed reserves and proved undeveloped reserves of crude oil and natural gas as of December 31, 2011, 2012 and 2013.

	Crude Oil	Natural Gas(1)	Combined
	(Millions of barrels)	(Bcf)	(BOE, in millions)
Proved developed and undeveloped reserves
Reserves as of December 31, 2011	11,128.2	66,653.0	22,237.0
Revisions of previous estimates	(16.3)	(2,730.5)	(471.2)
Extensions and discoveries	736.5	6,217.5	1,772.7
Improved recovery	86.1	—	86.1
Production for the year	(916.5)	(2,558.8)	(1,343.1)
Reserves as of December 31, 2012	11,018.0	67,581.2	22,281.5
Revisions of previous estimates	(124.1)	(6,415.4)	(1,193.2)
Extensions and discoveries	774.8	10,958.7	2,601.3
Improved recovery	84.4		84.4
Production for the year	(932.9)	(2,801.9)	(1,400.0)
Reserves as of December 31, 2013	10,820.3	69,322.6	22,374.1
Proved developed reserves
As of December 31, 2011	7,458.3	32,329.4	12,846.5
As of December 31, 2012	7,395.7	31,606.5	12,663.4
As of December 31, 2013	7,219.6	32,813.1	12,688.5
Proved undeveloped reserves
As of December 31, 2011	3,669.9	34,323.6	9,390.5
As of December 31, 2012	3,622.3	35,974.7	9,618.1
As of December 31, 2013	3,600.7	36,509.5	9,685.6

(1)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

Our proved undeveloped reserves were 9,685.6 million BOE in 2013. The main changes in our proved undeveloped reserves in 2013 include (i) the conversion of 1,596.4 million BOE of proved undeveloped reserves into proved developed reserves; and (ii) an increase of 1,663.9 million BOE in proved undeveloped reserves through extensions and discoveries as well as revisions of previous data as a result of improved discoveries. In

2013, we spent RMB131,700 million on developing proved undeveloped reserves. The overwhelming majority of our proved undeveloped reserves are situated around the oil fields that are currently producing. The majority of our proved undeveloped reserves are already scheduled for development within five years after initial booking.

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

The following tables set forth our crude oil and natural gas proved reserves and proved developed reserves by region as of December 31, 2011, 2012 and 2013.

	As of December 31,
	2011		2012		2013
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
	(Millions of barrels)
Crude oil reserves
Daqing	2,925.2	2,296.3	2,697.1	2,078.1	2,484.9	1,895.2
Changqing	2,097.3	1,439.8	2,257.7	1,623.2	2,383.5	1,745.3
Xinjiang	1,477.0	1,081.5	1,512.5	1,050.2	1,548.6	1,024.7
Other regions(1)	4,628.7	2,640.7	4,550.7	2,644.2	4,403.3	2,554.4

Total	11,128.2	7,458.3	11,018.0	7,395.7	10,820.3	7,219.6

	As of December 31,
	2011		2012		2013
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
	(bcf)
Natural gas reserves(2)
Changqing	22,113.1	11,446.7	22,521.1	11,111.9	22,610.0	11,275.3
Tarim	19,270.8	7,148.3	20,250.4	7,939.3	20,770.7	8,967.2
Sichuan	10,938.1	4,339.7	10,976.7	3,270.3	12,490.3	3,488.4
Other regions(1)	14,331.0	9,394.7	13,833.0	9,285.0	13,451.6	9,082.2

Total	66,653.0	32,329.4	67,581.2	31,606.5	69,322.6	32,813.1

(1)	Represents other oil regions in China and our overseas oil and gas fields.
(2)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

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

The following table sets forth the number of wells we drilled, or in which we participated, and the results thereof, for the periods indicated.

Year		Daqing	Xinjiang	Changqing	Others(1)	Total
2011
	Net exploratory wells drilled(2)	258	197	697	643	1,795
	Crude oil	231	153	381	344	1,109
	Natural gas	7	4	72	96	179
	Dry(3)	20	40	244	203	507
	Net development wells drilled(2)	4,664	1,554	8,298	3,762	18,278
	Crude oil	4,626	1,547	7,076	3,328	16,577
	Natural gas	25	7	1,089	403	1,524
	Dry(3)	13	—	133	31	177
2012
	Net exploratory wells drilled(2)	178	129	737	707	1,751
	Crude oil	163	84	434	313	994
	Natural gas	8	—	129	229	366
	Dry(3)	7	45	174	165	391
	Net development wells drilled(2)	4,498	2,018	9,289	4,127	19,932
	Crude oil	4,464	2,012	8,098	3,052	17,626
	Natural gas	10	6	1,050	1,030	2,096
	Dry(3)	24	—	141	45	210
2013
	Net exploratory wells drilled(2)	182	128	1,072	636	2,018
	Crude oil	164	89	638	298	1,189
	Natural gas	8	—	150	179	337
	Dry(3)	10	39	284	159	492
	Net development wells drilled(2)	4,909	1,716	5,981	4,181	16,787
	Crude oil	4,893	1,700	4,899	2,804	14,296
	Natural gas	9	16	994	1,336	2,355
	Dry(3)	7	—	88	41	136

(1)	Represents the Liaohe, Jilin, Huabei, Dagang, Sichuan, Tarim, Tuha, Qinghai, Jidong, Yumen, Zhejiang, southern and other oil regions.
(2)	“Net” wells refer to the wells after deducting interests of others. No third parties own any interests in any of our wells.
(3)	“Dry” wells are wells with insufficient reserves to sustain commercial production.

We had 945 wells in the process of being drilled and 9,619 wells with multiple completions as of December 31, 2013.

Oil-and-Gas Properties

The following table sets forth our interests in developed and undeveloped acreage by oil region and in productive crude oil and natural gas wells as of December 31, 2013.

			Acreage(1)
	Productive Wells(1)		Developed		Undeveloped
Oil Region	Crude Oil	Natural Gas	Crude Oil	Natural Gas	Crude Oil	Natural Gas
	(Thousands of acres)
Daqing	66,399	300	1,000.23	94.78	676.08	104.11
Changqing	49,866	8,387	964.92	4,595.24	551.39	1,428.70
Xinjiang	29,485	202	375.50	65.10	158.08	18.10
Other regions(2)	67,262	4,988	1,471.10	904.45	840.77	1,173.29

Total	213,012	13,877	3,811.75	5,659.57	2,226.32	2,724.20

(1)	Includes all wells and acreage in which we have an interest. No third parties own any interests in any of our wells or acreage.
(2)	Represents the Liaohe, Jilin, Huabei, Dagang, Sichuan, Tarim, Tuha, Qinghai, Jidong, Yumen, Zhejiang, southern and other oil regions.

Production

The following table sets forth our historical average net daily crude oil and natural gas production by region and our average sales price for the periods ended December 31, 2011, 2012 and 2013.

	For the Year Ended December 31,			% of 2013 Total
	2011	2012	2013
Crude oil production(1)
(thousands of barrels per day, except percentages or otherwise indicated)
Daqing	804.4	799.3	797.5	31.2
Changqing	405.2	456.4	492.0	19.3
Xinjiang	220.7	222.7	234.8	9.2
Other(2)	997.4	1,025.8	1,031.4	40.3

Total	2,427.7	2,504.2	2,555.8	100.0

Annual production (million barrels)	886.1	916.5	932.9
Average sales price (US$ per barrel)	104.20	103.65	100.42

Natural gas production(1)(3)
(millions of cubic feet per day, except percentages or otherwise indicated)
Tarim	1,548.7	1,739.2	1,995.3	26.0
Changqing	2,122.9	2,421.5	2,865.9	37.3
Sichuan	1,296.8	1,198.6	1,148.9	15.0
Other(4)	1,597.1	1,632.1	1,666.1	21.7

Total	6,565.5	6,991.4	7,676.3	100.0

Annual production (Bcf)	2,396.4	2,558.8	2,801.9
Average realized price (US$ per Mcf)(5)	4.74	5.04	5.61

(1)	Production volumes for each region include our share of the production from all of our cooperative projects with foreign companies in that region.

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

In 2013, we supplied a substantial majority of our total crude oil sales to our refineries. In addition, we entered into a crude oil mutual supply framework agreement with Sinopec on January 1, 2014 for the supply of crude oil to each other’s refineries in 2014. Under this agreement, we agreed in principle to supply 4.08 million tons of crude oil to Sinopec in 2014. For the years ended December 31, 2011, 2012 and 2013, the average lifting costs of our crude oil and natural gas production were US$11.23 per BOE, US$11.74 per BOE and US$13.23 per BOE, respectively.

Principal Oil and Gas Regions

Daqing Oil Region

The Daqing oil region, our largest oil and gas producing property, is located in the Songliao basin and covers an area of approximately one million acres. In 2011, 2012 and 2013, our crude oil production volume in the Daqing oil region was 804.4 thousand barrels per day, 799.3 thousand barrels per day and 797.5 thousand barrels per day, respectively. As of December 31, 2013, we produced crude oil from 37 fields in the Daqing oil region.

As of December 31, 2013, our proved crude oil reserves in the Daqing oil region were 2,484.9 million barrels, representing 23.0% of our total proved crude oil reserves. As of December 31, 2011 and 2012, the proved crude oil reserves in our Daqing oil region were 2,925.2 million barrels and 2,697.1 million barrels, respectively. In 2013, the crude oil reserve-to-production ratio of the Daqing oil region was 8.4 years.

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

As of December 31, 2013, our proved crude oil reserves in the Xinjiang oil region were 1,548.6 million barrels, representing 14.3% of our total proved crude oil reserves. In 2013, our oil fields in the Xinjiang oil region produced an average of 234.8 thousand barrels of crude oil per day, representing approximately 9.2% of our total daily crude oil production. In 2013, the crude oil reserve-to-production ratio at the Xinjiang oil region was 18.1 years.

Sichuan Gas Region

We began natural gas exploration and production in Sichuan in the 1950s. The Sichuan gas region covers a total area of approximately 2.3 million acres. The natural gas reserve-to-production ratio in the Sichuan gas region was approximately 29.8 years in 2013. As of December 31, 2013, we had 114 natural gas fields under development in the Sichuan gas region. In 2013, our proved gas reserves increased by 187.5 billion cubic meters in the Anyue gasfield located in the Sichuan gas region. This is the largest ever monomer marine uncompartmentalized carbonate gas reservoir discovered in China and represents one of our major breakthroughs in the exploration of gas reserves.

As of December 31, 2013, our proved natural gas reserves in the Sichuan gas region were 12,490.3 Bcf, representing 18.0% of our total proved natural gas reserves and an increase of 13.8% from 10,976.7 Bcf as of December 31, 2012. In 2013, our natural gas production for sale in the Sichuan gas region reached 419.4 Bcf, representing 15.0% of our total natural gas production for sale.

Changqing Oil and Gas Region

The Changqing oil and gas region covers parts of Shaanxi Province and Gansu Province and the Ningxia and Inner Mongolia Autonomous Regions. As of December 31, 2013, our proved crude oil reserves in the Changqing oil region were 2,383.5 million barrels, representing 22.0% of our total proved crude oil reserves. In 2013, our crude oil production in the Changqing oil region was an average of 492.0 thousand barrels per day, representing approximately 19.3% of our total daily crude oil production. In 2013, the crude oil reserve-to-production ratio at the Changqing oil region was 13.3 years.

In the early 1990s, we discovered the Changqing gas region, which had total estimated proved natural gas reserves of 22,610.0 Bcf as of December 31, 2013, representing 32.6% of our total proved natural gas reserves. In January 2001, we discovered the Sulige gas field in Changqing gas region, which had total estimated proved natural gas reserves of 11,131.9 Bcf as of December 31, 2013. Sulige gas field is currently the largest gas field in China. In 2013, we produced 1,046.1 Bcf of natural gas for sale in the Changqing oil and gas region, representing an increase of 18.0% from 886.3 Bcf in 2012.

Tarim Oil and Gas Region

The Tarim oil and gas region is located in the Tarim basin in northwestern China with a total area of approximately 590,000 acres. In 1998, we discovered the Kela 2 natural gas field in the Tarim oil and gas region. As of December 31, 2013, the proved natural gas reserves in the Tarim oil and gas region reached 20,770.7 Bcf, representing 30.0% of our total proved natural gas reserves.

In 2013, we produced 728.3 Bcf of natural gas for sale in the Tarim oil and gas region. We have completed the construction of the pipelines to deliver natural gas in the Tarim oil and gas region to the central and eastern regions of China where there is strong demand for natural gas transmitted through our West-East Gas Pipeline. See “— Natural Gas and Pipeline — Natural Gas Transmission Infrastructure” for a discussion of our West-East Gas Pipeline.

Refining and Chemicals

We now operate 29 enterprises located in nine provinces, four autonomous regions and three municipalities to engage in refining of crude oil and petroleum products, as well as the production and marketing of basic petrochemical products, derivative chemical products and other chemical products.

The following table sets forth the financial and operating data of our refining and chemicals segment for each of the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
Revenue (RMB in millions)	847,711	883,218	871,815
Loss from operations (RMB in millions)	(61,866)	(43,511)	(24,392)
Crude oil processed (million barrels)	984.6	1,012.5	992.3
Crude oil primary distillation capacity (million barrels/year)	1,129.0	1,160.8	1,174.1
Production of refined oil products (thousand tons)	87,150	91,016	90,282

Refining

Refined Products

We produce a wide range of refined products at our refineries. Some of the refined products are for our internal consumption and used as raw materials in our petrochemical operation. The table below sets forth production volumes for our principal refined products for each of the years ended December 31, 2011, 2012 and 2013.

	Year Ended December 31,
Principal Product	2011	2012	2013
	(In thousands of tons)
Diesel	59,040	59,227	56,876
Gasoline	25,447	28,381	29,294
Kerosene	2,663	3,408	4,112
Lubricants	1,573	1,838	1,886
Fuel oil	3,717	3,874	3,802
Naphtha	10,301	9,876	9,056

Our Refineries

Most of our refineries are strategically located close to our crude oil production and storage bases, along our crude oil and refined product transmission pipelines and railways, which provide our refineries with secure supplies of crude oil and facilitate our distribution of refined products to the domestic markets. In 2013, we further optimized our production processes and increased our refinery capacity. We completed 14 gasoline quality upgrading projects in 2013 and all our auto-use gasoline are in compliance with the China IV standard. In 2013, we completed a 10 million tons per year refinery project at Sichuan Petrochemical, and commenced the construction of a 10 million tons per year refinery project at Yunnan Petrochemical after having obtained the governmental approval. In each of the years ended December 31, 2011, 2012 and 2013, our exploration and production operations supplied approximately 64.9% , 66.3% and 68.8%, respectively, of the crude oil processed in our refineries.

The table below sets forth certain operating statistics regarding our refineries as of December 31, 2011, 2012 and 2013.

	As of December 31,
	2011	2012	2013
Primary distillation capacity(1) (thousand barrels per day)
Lanzhou Petrochemical	212.6	212.6	212.6
Dalian Petrochemical	415.0	415.0	415.0
Fushun Petrochemical	236.9	236.9	222.7
Dushanzi Petrochemical	202.4	202.4	202.4
Guangxi Petrochemical	202.4	202.4	202.4
Jilin Petrochemical	198.4	198.4	198.4
Other refineries	1,625.6	1,712.6	1,763.2

Total	3,093.3	3,180.3	3,216.7

Refining throughput (thousand barrels per day)
Lanzhou Petrochemical	213.2	202.3	212.6
Dalian Petrochemical	302.8	329.1	281.9
Fushun Petrochemical	134.7	152.2	167.8
Dushanzi Petrochemical	169.5	180.7	183.4
Guangxi Petrochemical	183.5	174.1	137.3
Jilin Petrochemical	185.0	168.5	173.5
Other refineries	1,508.7	1,559.6	1,562.0

Total	2,697.4	2,766.5	2,718.5

(1)	Represents the primary distillation capacity of crude oil and condensate.

In each of the years ended December 31, 2011, 2012 and 2013, the average utilization rate of the primary distillation capacity at our refineries was 92.0% , 90.1% and 87.3%, respectively, and the average yield for our four principal refined products (gasoline, kerosene, diesel and lubricants) at our refineries was 66.6%, 67.8% and 68.6%, respectively. “Yield” represents the number of tons of a refined product expressed as a percentage of the number of tons of crude oil from which that product is processed. In each of the years ended December 31, 2011, 2012 and 2013, the yield for all refined products at our refineries was 94.0%, 93.8% and 93.4%, respectively.

Dalian Petrochemical, Lanzhou Petrochemical, Dushanzi Petrochemical, Jilin Petrochemical, Fushun Petrochemical and Guangxi Petrochemical were our leading refineries in terms of both primary distillation capacity and refining throughput in 2013.

To maintain effective operations of our facilities and lower production costs, we have endeavored to achieve the most cost-efficient proportions of various types of crude oil in our refining process. We purchase a portion of our crude oil requirements from third-party international suppliers located in different countries and regions. As a result, in 2013, we purchased a small amount of crude oil, through independent suppliers, from Sudan, which is on the U.S. sanction list. The crude oil so purchased was mingled with crude oil from other sources during the refining process. The revenue generated from our refinery from the crude oil purchased from Sudan accounted for 0.19% of our total revenue in 2013.

Chemicals

Most of our chemical plants are near to our refineries and are also connected with the refineries by pipelines, providing additional production flexibility and opportunities for cost competitiveness. The raw materials required by our chemicals operations have been supplied by our own refineries.

Our Chemical Products

The table below sets forth the production volumes of our principal chemical products for each of the years ended December 31, 2011, 2012 and 2013.

	Year Ended December 31,
	2011	2012	2013
	(In thousand tons)
Basic petrochemicals
Propylene	3,807	4,074	4,257
Ethylene	3,467	3,690	3,982
Benzene	1,510	1,627	1,689
Derivative petrochemicals
Synthetic resin	5,690	6,089	6,537
Other synthetic fiber raw materials and polymer	2,031	1,595	1,218
Synthetic rubber	606	633	665
Other chemicals
Urea	4,484	4,408	3,771

We are one of the major producers of ethylene in China. We use the bulk of the ethylene we produce as a principal feedstock for the production of many chemical products, such as polyethylene. As of December 31, 2013, our annual ethylene production capacity was 5,110 thousand tons. We produce a number of synthetic resin products, including polyethylene, polypropylene and ABS. As of December 31, 2013, our production capacities for polyethylene, polypropylene and ABS were 4,462 thousand tons, 3,744 thousand tons and 705 thousand tons, respectively. In 2013, a 800 thousand tons-per-year ethylene project at Sichuan PetroChemicfal was substantially completed. In addition, in order to satisfy the demand for oilfield surfactant, Daqing Refinery commenced the construction of a sulfur salt production facility in 2013 with an annual production capacity of 35 thousand tons.

Marketing of Chemicals

Our chemical products are distributed to a number of industries that manufacture components used in a wide range of applications, including automotive, construction, electronics, medical manufacturing, printing, electrical appliances, household products, insulation, packaging, paper, textile, paint, footwear, agriculture and furniture industries.

The following table sets forth the sales volumes of our chemical products by principal product category for each of the years ended December 31, 2011, 2012 and 2013.

	Year Ended December 31,
Product	2011	2012	2013
	(In thousands tons)
Derivative petrochemicals
Synthetic resin	5,625.9	5,980.4	6,540.8
Synthetic fiber	108.7	107.4	101.8
Synthetic rubber	605.0	661.4	804.6
Intermediates	6,774.1	8,201.0	9,312.7
Other chemicals
Urea	4,226.6	4,303.6	3,943.7

In each of the years ended December 31, 2011, 2012 and 2013, our capital expenditures for our refining and chemicals segment were approximately RMB42,781 million, RMB36,009 million and RMB26,671 million, respectively. These capital expenditures were incurred primarily in connection with the expansion of our refining facilities and the upgrading of our product quality and the construction of large ethylene projects. In addition, we have also focused on enhancing our processing technologies and methods. These efforts have enabled us to improve the quality of refined products at our refineries, particularly that of gasoline and diesel. We believe that our refined products are capable of meeting product specification and environmental protection requirements as set by the PRC government.

Marketing

We engage in the marketing of refined products through 37 regional sales branch companies including three distribution branch companies, one lubricants branch company and one fuel oil company. These operations include the transportation and storage of the refined products, and the wholesale, retail and export of gasoline, diesel, kerosene, lubricant, asphalt and other refined products. In addition, we have been actively developing international trade and have made some new achievements in Asia, Europe and America, the three oil and gas operating centers in the world, which further improved our international operations.

The following table sets forth the financial and operating data of our marketing segment for each of the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
Revenue (RMB in millions)	1,693,130	1,890,558	1,946,806
Income from operations (RMB in millions)	20,653	16,391	7,562
External sales volume of refined oil products (thousand tons)	145,532	153,277	159,133

We market a wide range of refined products, including gasoline, diesel, kerosene and lubricants, through an extensive network of sales personnel and independent distributors and a broad wholesale and retail distribution system across China. As of December 31, 2013, our marketing network consisted of:

•

Numerous nationwide wholesale distribution outlets. All of these outlets are located in high demand areas such as economic centers across China, particularly in the coastal areas, along major railways and along the Yangtze River; and

•	20,272 service stations, consisting of 19,710 service stations owned and operated by us and 562 franchise service stations owned and operated by third parties.

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

The following table sets forth our sales volumes of diesel, gasoline, kerosene and lubricants for each of the years ended December 31, 2011, 2012 and 2013.

	Year Ended December 31,
Product	2011	2012	2013
	(In thousands tons)
Diesel	91,787	94,515	93,301
Gasoline	43,967	47,407	52,350
Kerosene	9,778	11,355	13,482
Lubricants	1,761	2,104	1,740

Wholesale Marketing

We sell refined products both directly and through independent distributors into various wholesale markets, as well as to utility, commercial, petrochemical, aviation, agricultural, fishery and transportation companies in China. Our gasoline and diesel sales also include the amount we transferred to our retail operations.

Retail Marketing

The weighted average sales volume of gasoline and diesel per business day at our service station network was 11.1 tons per service station in 2011, 11.1 tons per service station in 2012 and 11.0 tons per service station in 2013.

Capital expenditures for the marketing segment for the years ended December 31, 2011, 2012 and 2013 amounted to RMB15,136 million, RMB14,928 million and RMB7,101 million, respectively, which were used mainly for the construction of sales network facilities including service stations and oil storage tanks.

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

The following table sets forth the financial and operating data of our natural gas and pipeline segment for each of the years ended December 31, 2011, 2012 and 2013:

	As of December 31 or Year Ended December 31,
	2011	2012	2013
Revenue (RMB in millions)	173,058	202,196	232,751
Income (loss) from operations (RMB in millions)	15,530	(2,110)	28,888
Total length of natural gas pipelines (km)	36,116	40,995	43,872
Total length of crude oil pipeline (km)	14,782	16,344	17,614
Total length of refined oil products pipeline (km)	9,334	9,437	9,534
Total volume of natural gas sold(1) (Bcf)	2,658.5	3,015.5	3,480.0

(1)	Represents the natural gas sold to third parties

Our Principal Markets for Natural Gas

In 2013, in addition to satisfying the demand of the northwestern, central and northeastern regions of China, we sold our natural gas mainly to the northern, eastern and southeastern regions of the PRC.

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

We have entered into contracts to provide approximately 4,301.3 Bcf of natural gas to certain users in 2014. However, the committed quantity of supply may be adjusted by us and the users in the course of the performance of the contracts in light of the actual situation.

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

Natural Gas Transmission Infrastructure

As of December 31, 2013, we owned and operated approximately 43,872 kilometers of natural gas pipelines in China. Our natural gas pipelines represent the vast majority of China’s onshore natural gas pipelines. Our existing natural gas pipelines form a national trunk network for natural gas supply and the regional natural gas supply networks in northwestern, southwestern, northern and central China as well as the Yangtze River Delta.

The First West-East Gas Pipeline

The construction of the First West-East Gas Pipeline commenced officially in July 2002 and was completed and put into operation on October 1, 2004. The main line of our West-East Gas Pipeline links our natural gas fields in Xinjiang and Changqing with Henan Province, Anhui Province, Jiangsu Province, Shanghai Municipality and other areas in the Yangtze River Delta. It is designed to mainly transmit the natural gas produced at Tarim oil region to Henan, Anhui, Jiangsu, Zhejiang and Shanghai. The First West-East Gas Pipeline includes one main line, three main branch lines and numerous accessory branch lines, and two underground storage facilities, with a total length of 4,380 kilometers, of which the main line has a total length of 3,839 kilometers. The First West-East Gas Pipeline has a designed annual throughput capacity of 600.4 Bcf.

The Second West-East Gas Pipeline

In February 2008, we commenced the construction of the Second West-East Gas Pipeline. The west section of the Second West-East Gas Pipeline was put into operation in December 2009. In June 2011, the east section was put into operation. By the end of 2012, the main line and branch lines as well as the Hong Kong branch line of the Second West-East Gas Pipeline were all completed and put into operation. The Second West-East Gas Pipeline includes one main line, eight main branch lines and numerous accessory branch lines and three underground storage facilities, with a total length of 8,819 kilometers. The main line of the Second West-East Gas Pipeline has a length of 4,886 kilometers. The western section of the main line extends from Horgos to Zhongwei with a length of 2,325 kilometers and a designed annual throughput capacity of 1,059.5 Bcf. The eastern section of the main line extends from Zhongwei to Guangzhou with a length of 2,561 kilometers and a designed annual throughput capacity of 988.8 Bcf.

The Third West-East Gas Pipeline

The main line of the Third West-East Gas Pipeline extends from Horgos to Fuzhou via Zhongwei. It consists of five main branch lines, including the Yining-Horgos Line, and numerous accessory branch lines, with a total length of 6,840 kilometers and a designed annual throughput capacity of 1,059.4 Bcf. By the end of 2013, the western section of the Third West-East Gas Pipeline that extends from Horgos to Zhongwei was completed, with a length of 2,445 kilometers. The middle section that extends from Zhongwei to Ji’an is 2,016 kilometers long and is scheduled to be completed by 2016. The eastern section which extends from Ji’an to Fuzhou is 817 kilometers long and is scheduled to be completed and put into operation by 2015.

In addition, we also operate other natural gas pipelines, such as the Zhong County-to-Wuhan natural gas pipeline, the first, the second and the third Shaanxi-to-Beijing natural gas pipelines and Sebei-to-Lanzhou natural gas pipelines.

Crude Oil Transportation and Storage Infrastructure

We have an extensive network for the transportation, storage and distribution of crude oil, which covers many regions of China.

As of December 31, 2013, the crude oil transportation and storage infrastructure operated by us consisted of:

•	17,614 kilometers of crude oil pipelines; and

•	crude oil storage facilities with an aggregate storage capacity of approximately 29.3 million cubic meters.

Russia to China Crude Oil Pipeline

In May 2009, we commenced the construction of the Russia to China crude oil transmission pipeline (the Mohe-to-Daqing section) upon the approval of the National Development and Reform Commission, or NDRC. We are the constructor and operator of the section crossing the Heilongjiang River and the section lies in China. This pipeline extends from the Skovorodino off-take station of Russia’s Far East Pipeline, through Galinda at the Russian border, Heilongjiang Province and Inner Mongolia, to Daqing terminal station. With a designed transmission capacity of 15 million tons, this pipeline is 935 kilometers long. This pipeline was completed on September 27, 2010 and was put into commercial operation on January 1, 2011.

In addition, we also operate other crude oil pipelines, including the crude oil pipeline network for western regions and the crude oil pipeline network for northeastern regions.

Refined Product Transportation and Storage Infrastructure

As of December 31, 2013, the refined product transportation and storage infrastructure operated by us consisted of:

•	9,534 kilometers of refined product pipelines; and

•	refined product storage facilities with a total storage capacity of approximately 30.3 million cubic meters.

The Lanzhou-to-Zhengzhou-to-Changsha Pipeline

We received the approval from the NDRC for and commenced the construction of the Lanzhou-to-Zhengzhou-to-Changsha refined oil pipeline in December 2007. The pipeline starts from Lanzhou of Gansu Province and terminates at Changsha of Hunan Province, with a total length of 3,111 kilometers, including the length of all the main lines and branch lines. We finished the construction and commenced the operation of the section from Lanzhou to Zhengzhou in April 2009 and the section from Zhengzhou to Wuhan in August 2009. The construction of all the main line and branch lines was completed by October 2013.

In addition, we also operate other refined product pipelines, such as the refined product pipelines for western regions and Lanzhou-to-Chengdu-to-Chongqing refined product pipeline.

During the past three years, we have not experienced any delays in delivering natural gas, crude oil and refined products due to pipeline capacity constraints.

Competition

As an oil and gas company operating in a competitive industry, we compete in each of our business segments in both China and international markets for desirable business prospects and for customers. Our principal competitors in China are China Petroleum and Chemical Corporation, or Sinopec, including its subsidiary, China National Star Petroleum Corporation, or CNSPC, and CNOOC.

Exploration and Production Operations

We are the largest onshore oil and gas company in China in terms of proved crude oil and natural gas reserves as well as crude oil and natural gas production and sales. However, we compete with other domestic oil and gas companies for the acquisition of desirable crude oil and natural gas prospects. Similarly, we face some competition in the development of offshore oil and gas resources. In addition, the gradual development of the low-cost shale gas and shale oil in the United States has had a material effect on our business. We believe that our experience in crude oil and natural gas exploration and production and our advanced exploration and development technologies that are suitable for diverse geological conditions in China will enable us to maintain our dominant position in discovering and developing crude oil and natural gas reserves in China.

Refining and Chemicals Operations and Marketing Operations

We compete with Sinopec in our refining and chemicals operations and marketing operations on the basis of price, quality and customer service. Most of our refineries and chemical plants are located in the northeastern and northwestern regions of China where we have the dominant market share for refined products and chemical products. We sell the remainder of our refined products and chemical products to the eastern, southern, southwestern and central-southern regions of China, where our products have a considerable market share. The eastern and southern regions of China, where refined products and chemical products are in higher demand, are important markets for our refined products and chemical products. Sinopec has a strong presence in the eastern and southern regions of China in competition with us, and most of Sinopec’s refineries, chemical plants and distribution networks are located in these regions in close proximity to these markets. Moreover, as the newly constructed facilities of CNOOC commenced operation in the same region, large quantity of chemical products have been marketed into that area. In addition, the further diversification of the market players in China’s domestic market and the continuous increase in production capacity of low-cost petrochemical products in the Middle East have had a material effect on our business. As a result, the competition has further intensified. We expect that we will continue to face competition from other competitors in our refined products and chemical products sales in these regions. See “Item 3 — Key Information — Risk Factors”.

We also face competition from imported refined products and chemical products on the basis of price and quality. As a result of China’s entry into the WTO, competition from foreign producers of refined products and chemical products has increased and the retail and wholesale markets in China for refined products and chemical products will be gradually opened to foreign competition as tariff and non-tariff barriers for imported refined products and chemical products are being lifted over time. For example, sales of chemical products imported from the Middle East have increased rapidly in China in recent years. We will face more and more challenges in the competition of refined and chemical products. All of these force us to reduce our production costs, improve the quality of our products and optimize our product mix. See “Item 3 — Key Information — Risk Factors”.

Natural Gas and Pipeline Operations

We are the largest natural gas supplier in the PRC in terms of sales volume. Currently, we face competition from Sinopec, CNOOC and coal-based natural gas producers in the supply of natural gas in the Beijing Municipality, Tianjin Municipality, Hebei Province, Shanghai Municipality, Jiangsu Province, Anhui Province, Henan Province, Hubei Province, Hunan Province and the northwestern regions of China, our existing principal markets for natural gas. Currently, Sinopec has natural gas fields in Sichuan Province and Chongqing

Municipality and sells natural gas to users in places such as Sichuan, Chongqing, Hunan, Jiangsu, Zhejiang and Shanghai. Further, we intend to expand our markets for natural gas into the coastal regions in southeastern China where we may face competition from CNOOC and Sinopec. We believe that our dominant natural gas resources base, our relatively advanced technologies and skills in managing long distance pipelines will enable us to continue to be a dominant player in the natural gas markets in China.

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

We anticipate that the environmental laws and regulations to which we are subject will become increasingly strict and are therefore likely to have an increasing impact on our operations. It is difficult, however, to predict accurately the effect of future developments in such laws and regulations on our future earnings and operations. Some risk of environmental costs and liabilities is inherent in certain of our operations and products, as it is with other companies engaged in similar businesses. We cannot assure you that material costs and liabilities will not be incurred. However, we do not currently expect any material adverse effect on our financial condition or results of operations as a result of compliance with such laws and regulations. We paid pollutant discharge fees of approximately RMB324 million, RMB327 million and RMB378 million, in 2011, 2012 and 2013, respectively.

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

Our capital expenditures on environmental programs in 2011, 2012 and 2013 were approximately RMB1.65 billion, RMB1.94 billion and RMB2.55 billion, respectively.

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

Legal Proceedings

On September 3 and 6, 2013, two respective class action complaints were filed with the United States District Court for the Southern District of New York (the “Court”) against the Company, Mr. Jiang Jiemin, former chairman of the board of directors, Mr. Zhou Jiping, chairman of the board of directors, Mr. Zhou Mingchun, former CFO and Mr. Yu Yibo, CFO of the Company for alleged violations of the securities laws of the United States by reason of the PRC authorities’ investigation of certain former directors and senior management of the Company. The Company (through the designated legal documents delivery agent of the Company in the United States) has been served with the notices of the complaints, with no details on the amount claimed under the complaints. On April 4, 2014, the Court entered an order consolidating the related actions and appointing lead plaintiff and lead counsel. The plaintiffs will have 60 days thereafter to file an amended complaint. The Company will vigorously contest the complaint with its best efforts to protect the legitimate rights and interests of the Company.

Other than the foregoing, we are involved in several legal proceedings concerning matters arising in the ordinary course of our business. We believe, based on currently available information, that these proceedings, individually or in the aggregate, will not have a material adverse effect on our results of operations or financial condition.

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

As of December 31, 2013, CNPC obtained formal land use right certificates for 28,607 of the 28,649 parcels of land and ownership certificates for some buildings. The remaining 42 parcels of land are owned by farmer’s collectives. As a result, we have been unable to obtain the land use right certificates for these 42 parcels of land and have returned them back to the farmers. A total of 42 gas stations built on the collectively-owned land have been removed and closed down.

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

As of December 31, 2013, we owned approximately 7,347 patents in China and other jurisdictions. We were granted 1,847 patents in China in 2013.

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

Refined Products

Since October 2001, PetroChina has set its retail prices within an 8% floating range of the published retail median guidance prices of gasoline and diesel published by the NDRC. After March 26, 2006, the price of diesel for fishing vessels has been set in line with the published retail base price, with no upward adjustment for the time being. These retail median guidance prices of gasoline and diesel vary in each provincial level distribution region. From October 2001 to early 2006, the NDRC published the retail median guidance prices of gasoline and diesel from time to time based on the weighted average FOB Singapore, Rotterdam and New York trading prices for diesel and gasoline plus transportation costs and taxes. Generally, adjustments were made only if the weighted average prices fluctuate beyond 8% of the previously published retail median guidance price. In 2006, the PRC government, under its macroeconomic controls, introduced a mechanism for determining the prices of refined products.

On December 18, 2008, the NDRC issued the Notice on Implementing Price and Tax Reform of Refined Oil (Guo Fa [2008] No. 37), which further improved the pricing mechanism for refined oil products. Under the improved mechanism, the domestic ex-factory prices of refined oil products are determined on the basis of the relevant international crude oil prices, by taking into consideration the average domestic processing cost, tax and a pre-determined profit margin. The prices of diesel and gasoline continue to follow the government guiding prices. The highest retail price set for gasoline and diesel is calculated by using the relevant ex-factory price and a determined profit margin for retailing activities.

On May 7, 2009, the NDRC promulgated and implemented the Measures for Administration of Petroleum Price (on trial) (Fa Gai Jia Ge [2009] No. 1198), which officially specifies the relevant conditions and mechanisms for the adjustment of prices of China’s domestic refined oil products. Under the Oil Price Measures, when the change in the average price of crude oil on the international market for 22 consecutive days exceeds 4%, prices of domestic refined oil products may be adjusted accordingly. When the price of crude oil on the international market becomes lower than US$80 per barrel, the prices of domestic refined oil products shall be computed on the basis of normal profit margin for processing. On the contrary, when the price of crude oil on the international market becomes higher than US$80 per barrel, the profit margin for processing shall be reduced until being reduced to zero. When the price of crude oil becomes higher than US$130 per barrel, appropriate financial and tax policies shall be adopted to ensure the production and supply of refined oil products and the stability of the domestic gasoline and diesel prices. Retailers of refined oil products may set the retail prices freely as long as their retail prices are not higher than the highest retail prices of gasoline and diesel set by the government.

On March 26, 2013, the NDRC issued the Notice on Further Improvement of Refined Oil Pricing Mechanism (Fa Gai Jia Ge [2013] No. 624) and the amended and restated Measures for Oil Prices Management (on trial). The amended and restated Measures for Oil Prices Management (on trial) follow the provisions of the document under Fa Gai Jia Ge [2009] No. 1198. Under this new system, (i) the price adjustment period was shortened from 22 working days to 10 and the 4% limit on the price adjustment range was eliminated; (ii) the composition of the basket of crudes to which refined oil products prices are linked will be adjusted accordingly in light of the composition of the imported crudes and changes in crudes trading on the international market; and (iii) the refined oil products pricing mechanism will be further enhanced.

In order to promote the oil product quality upgrading, on September 16, 2013, the NDRC issued the Circular of the NDRC regarding Relevant Opinions on the Pricing Policy for Oil Product Quality Upgrading, pursuant to which the price increase standard for the auto-use gasoline and diesel upgraded to China IV Standard shall be set as RMB290 per ton and RMB370 per ton, respectively and the price increase standard for the auto-

use gasoline and diesel upgraded from China IV to China V Standard shall be set at RMB170 per ton and RMB160 per ton, respectively.

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

On December 26, 2011, the NDRC implemented a natural gas price formation mechanism pilot reform in Guangdong Province and Guangxi Zhuang Autonomous Region. In general, the approaches under this reform consist of (i) modifying the natural gas pricing method from the current cost plus pricing to the netback pricing by choosing a pricing reference point and an alternative energy to establish a price linkage mechanism between the natural gas and the alternative energy; (ii) determining the gate station natural gas price in each province (region or municipality) based on the natural gas price of the pricing reference point and by taking into account the direction of the main flows of the natural gas market resources and the pipeline transportation cost of natural gas; (iii) implementing a dynamic adjustment mechanism for the gate station natural gas price under which the gate station natural gas price will be initially adjusted on an annual basis and subsequently on a semi-annual or quarterly basis in response to the change in the price of the alternative energy; and (iv) lifting the control over the ex-works prices of unconventional natural gas such as the shale gas, coal seam gas and coal gas to allow them to be formed through market competition.

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

On June 28, 2013, the NDRC announced a new program for the adjustment of the price of natural gas, which was put into effect nationwide on July 10, 2013. The new program is of great significance to the promotion of the healthy and sustainable development of China’s natural gas industry and market. The new program consists of (i) changing the mechanism administering the price of natural gas from ex-factory control to citygate control, and no longer differentiating the prices payable by the users in different provinces by considering the difference in gas sources and transportation routes; (ii) establishment of the mechanism linking the citygate price of natural gas to the price of alternative energy in order to establish the pricing mechanism for natural gas and alternative energy and finally achieve a completely market-driven pricing for natural gas; (iii) adopting differential pricing approaches towards the existing usage and the incremental usage so as to establish as soon as practicable a new pricing mechanism for natural gas while reducing the impact that the pricing reform will have on existing gas users, under this program, the adjustment to the price of the incremental usage will be implemented in one step while the adjustment to the price of the existing usage will be implemented in multiple steps and is targeted to be fully implemented by the end of the 12th Five-year Plan.

The NDRC sets the pipeline transportation tariff for the natural gas transported by pipelines constructed prior to 1991. For natural gas transported by pipelines constructed after 1991, PetroChina submits to the NDRC for examination and approval proposed pipeline transmission tariffs based on the capital investment made in the pipeline, the depreciation period for the pipeline, the ability of end users to pay and PetroChina’s profit margin.

On April 25, 2010, the NDRC adjusted the originally government-set flat pipeline transportation tariff for the natural gas transported by pipelines. As a result of such adjustment, our average pipeline transportation tariff for the natural gas transported by pipelines increased from RMB0.06 per cubic meter to RMB0.14 per cubic meter.

Production and Marketing

Crude Oil

Each year, the NDRC publishes the projected target for the production and process of crude oil in China based on the domestic consumption estimates submitted by domestic producers, including but not limited to PetroChina, Sinopec and CNOOC, the production of these companies as well as the forecast of international crude oil prices. The actual production levels are determined by the producers themselves and may vary from the submitted estimates. Since January 1, 2007, when the Measures on the Administration of the Refined Products Market promulgated by the Ministry of Commerce became effective, qualified domestic producers are permitted to engage in the sale and storage of crude oil. Foreign companies with required qualifications are also allowed to establish and invest in enterprises to conduct crude oil business.

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

Transportation and Refining

Since December 1, 2007, PRC regulations encourage foreign investment in the construction and operation of oil and gas pipelines and storage facilities but currently restrict foreign investment in refineries with an annual capacity of ten million tons or lower. Furthermore, when appropriate, projects must receive necessary approvals from relevant PRC government agencies. See “Item 3 — Key Information — Risk Factors”.

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

Capital Investment and Financing

Capital investments in exploration and production of crude oil and natural gas made by Chinese oil and gas companies are subject to approval by or filing with relevant government authorities. The following projects are subject to approval by the NDRC:

(1) overall development plans for oil and gas development projects in China to be conducted in cooperation with foreign parties;

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

Taxes, Fees and Royalties

PetroChina is subject to a variety of taxes, fees and royalties. The table below sets forth the major taxes, fees and royalty fees payable by PetroChina or by Sino-foreign oil and gas exploration and development cooperative projects. PetroChina’s subsidiaries which have legal person status should report and pay enterprise income tax to the relevant tax authorities based on the applicable laws and regulations.

Tax Item	Tax Base	Tax Rate
Enterprise income tax	Taxable income	Effective from January 1, 2008, the statutory corporate tax rate is 25%, whereas a statutory corporate tax rate of 15% is applicable to operations in certain western regions in China qualified for certain tax incentives through the year 2020

Value-added tax	Turnover	13% for liquified natural gas, natural gas, liquified petroleum gas, agricultural film and fertilizers and 17% for other items. On November 16, 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Plan for Implementation of the Pilot Reform for Collection of Value-added Tax in Lieu of Business Tax which sets forth the guidelines, principles and major contents of the pilot reform. Pursuant to the Plan, effective from January 1 and September 1, 2012, respectively, in pilot provinces and municipalities including Shanghai and Beijing, a pilot reform has been implemented on a step-by-step basis or completed to collect value-added tax in lieu of business tax on the revenue generated from transportation services and certain modern services, and effective from August 1, 2013, the pilot reform has been implemented across the nation. Certain pipeline

Tax Item	Tax Base	Tax Rate

transmission services and research and development technical services of our company have since then been subject to value-added-tax at the rates of 11% and 6%, respectively.

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

(1)

It shall be paid in cash and is only applicable to Sino-foreign oil and gas exploration and development cooperative projects in China. However, effective from December 1, 2010, the royalty fee payable by new Sino-foreign oil and gas exploration and development cooperative projects in western regions was replaced by the resource tax, while those cooperative projects under contracts signed before December 1, 2010 continue to be subject to the royalty fee until the contracts expire. Effective from November 1, 2011, the royalty fee payable by new Sino-foreign oil and gas exploration and development cooperative projects in the whole country was replaced by the resource tax, while those cooperative projects under contracts signed before November 1, 2011 continue to be subject to the royalty fee until the contracts expire.

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

We are China’s largest producer of crude oil and natural gas and are one of the largest companies in China in terms of revenue. In 2013, we produced approximately 932.9 million barrels of crude oil and approximately 2,801.9 Bcf of natural gas for sale. Our refineries also processed approximately 992.3 million barrels of crude oil in 2013. In 2013, we had turnover of RMB2,258,124 million and profit attributable to owners of our company of RMB129,599 million.

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

The table below sets forth the average realized prices of our principal products in 2011, 2012 and 2013.

	2011	2012	2013
Crude oil (US$/barrel)	104.20	103.65	100.42
Natural gas (US$/thousand cubic feet)(1)	6.42	6.74	7.35
Gasoline (US$/barrel)	142.16	149.23	149.42
Kerosene (US$/barrel)	121.63	128.32	122.94
Diesel (US$/barrel)	143.51	148.84	146.61

(1)	Natural gas citygate price

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

Despite the inherent imprecision in these engineering estimates, estimated proved oil and gas reserve quantity has a direct impact on certain amounts reported in the financial statements. In addition to the capitalization of costs related to oil and gas properties on the balance sheet discussed earlier, estimated proved reserves also impact the calculation of depreciation, depletion and amortization expenses of oil and gas properties. The cost of oil and gas properties is amortized at the field level on the unit of production method. Unit of production rates are based on the total oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of our production licenses. Our reserve estimates include only crude oil and natural gas which management believes can be reasonably produced within the current terms of the production licenses that are granted by the Ministry of Land and Resources, ranging from 30 years to 55 years from the effective date of issuance in March 2000, renewable upon application 30 days prior to expiration. Consequently, the impact of changes in estimated proved reserves is reflected prospectively by amortizing the remaining book value of the oil and gas property assets over the expected future production. If proved reserve estimates are revised downward, earnings could be affected by higher depreciation expense or an immediate write-down of the property’s book value had the downward revisions been significant See “— Property, Plant and Equipment” below. Given our large number of producing properties in our portfolio, and the estimated proved reserves, it is unlikely that any changes in reserve estimates will have a significant effect on prospective charges for depreciation, depletion and amortization expenses.

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

Our income statement for each of the years ended December 31, 2011, 2012 and 2013 is summarized in the table below.

	Year Ended December 31,
	2011	2012	2013
	(RMB in millions)
Turnover	2,003,843	2,195,296	2,258,124
Operating expenses	(1,821,382)	(2,020,777)	(2,069,482)
Profit from operations	182,461	174,519	188,642
Exchange (loss)/gain, net	(936)	131	52
Interest expense, net	(8,212)	(16,101)	(20,859)
Share of profit of affiliates and joint ventures	10,902	8,262	10,228
Profit before income tax expense	184,215	166,811	178,063
Income tax expense	(38,256)	(36,191)	(35,789)
Profit for the year attributable to non-controlling interest	12,998	15,294	12,675

Profit for the year attributable to owners of the company	132,961	115,326	129,599

The table below sets forth our turnover by business segment for each of the years ended December 31, 2011, 2012 and 2013 as well as the percentage changes in turnover for the periods shown.

	2011	2012	2012 vs 2011	2013	2013 vs. 2012
	(RMB in millions, except percentages)
Turnover
Exploration and production	774,777	789,818	1.9%	783,694	(0.8%)
Refining and chemicals	847,711	883,218	4.2%	871,815	(1.3%)
Marketing	1,693,130	1,890,558	11.7%	1,946,806	3.0%
Natural gas and pipeline	173,058	202,196	16.8%	232,751	15.1%
Other	2,354	2,530	7.5%	2,687	6.2%
Total	3,491,030	3,768,320	7.9%	3,837,753	1.8%

Less intersegment sales	(1,487,187)	(1,573,024)	5.8%	(1,579,629)	0.4%

Consolidated net sales from operations	2,003,843	2,195,296	9.6%	2,258,124	2.9%

The table below sets forth our operating income by business segment for each of the years ended December 31, 2011, 2012 and 2013, as well as the percentage changes in operating income for the periods shown. Other profit from operations shown below consists of research and development, business services and infrastructure support to our operating business segments.

	2011	2012	2012 vs. 2011	2013	2013 vs. 2012
	(RMB in millions, except percentages)
Profit/(loss) from operations
Exploration and production	219,539	214,955	(2.1%)	189,698	(11.7%)
Refining and chemicals	(61,866)	(43,511)	(29.7%)	(24,392)	(43.9%)
Marketing	20,653	16,391	(20.6%)	7,562	(53.9%)
Natural gas and pipeline	15,530	(2,110)	—	28,888	—
Other	(11,395)	(11,206)	(1.7%)	(13,114)	17.0%

Total	182,461	174,519	(4.4%)	188,642	8.1%

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Consolidated Results of Operations

Overview

Our turnover was RMB2,258,124 million for the year ended December 31, 2013, representing an increase of 2.9% compared with the preceding year. Profit attributable to owners of the company for the year ended December 31, 2013 was RMB129,599 million, representing an increase of 12.4% compared with the preceding year. For the year ended December 31, 2013, the basic and diluted earnings per share attributable to owners of the company were RMB0.71, representing an increase of RMB0.08 compared with the preceding year.

Turnover. Turnover increased by 2.9% from RMB2,195,296 million for 2012 to RMB2,258,124 million for 2013. This was primarily due to an increase in selling prices of natural gas coupled with the increase in the sales volume of natural gas, gasoline and other products. The table below sets out the external sales volume and average realized prices for major products sold by the company and the respective percentage change in 2013 and 2012, respectively:

	Sales Volume (thousand tons)			Average Realized Price (RMB per ton)
	2013	2012	Percentage of Change (%)	2013	2012	Percentage of Change (%)
Crude oil(1)	75,482	76,203	(0.9)	4,533	4,678	(3.1)
Natural gas (hundred million cubic metre, RMB/’000 cubic metre)	985.41	853.88	15.4	1,226	1,125	9.0
Gasoline	52,350	47,407	10.4	7,866	8,007	(1.8)
Diesel	93,301	94,515	(1.3)	6,810	7,046	(3.3)
Kerosene	13,482	11,355	18.7	6,015	6,399	(6.0)
Heavy oil	14,788	12,615	17.2	4,443	4,612	(3.7)
Polyethylene	3,391	3,045	11.4	9,665	9,082	6.4
Lubricant	1,740	2,104	(17.3)	9,319	8,973	3.9

(1)	The sales volume of crude oil listed in the table above represents all external sales volume of crude oil of the company.

Operating Expenses. Operating expenses increased by 2.4% from RMB2,020,777 million for 2012 to RMB2,069,482 million for 2013, of which:

Purchases, Services and Other. Purchases, services and other operating expenses increased by 3.8% from RMB1,411,036 million for 2012 to RMB1,464,805 million for 2013. This was primarily due to the company’s expansion of its trading capacity.

Employee Compensation Costs. Employee compensation costs (including salaries and such additional costs as various insurances, provident funds and training fees for 544,083 employees of the company and 319,741 temporary or seasonal staff recruited from the market) increased by 9.6% from RMB106,189 million for 2012 to RMB116,422 million for 2013. The increase was primarily due to the company’s initiative to increase the compensation of its front-line employees to reflect the expansion of its operations and consequent increase in business volumes, and rises in the domestic consumer price index, wage inflation and rises in social security contributions in line with changes to local government policies.

Exploration Expenses. Exploration expenses increased by 5.5% from RMB23,972 million for 2012 to RMB25,301 million for 2013. This was primarily due to the fact that the company continued to increase its investments in oil and gas exploration in order to further strengthen its oil and gas resource reserves.

Depreciation, Depletion and Amortization. Depreciation, depletion and amortization increased by 7.5% from RMB151,975 million for 2012 to RMB163,365 million for 2013. This was primarily due to the increased average carrying value of fixed assets and the increased average net value of oil and gas properties of the company.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 5.8% from RMB74,692 million for 2012 to RMB79,021 million for 2013. This was primarily due to the expansion of business scale and the corresponding increase in the maintenance, transportation, lease, warehousing and other costs of the company.

Taxes other than Income Taxes. Taxes other than income taxes decreased by 2.7% from RMB254,921 million for 2012 to RMB248,086 million for 2013. This was primarily due to the drop in the price of crude oil in 2013, leading to a decrease in the crude oil special gain levy payable by the company from RMB79,119 million for 2012 to RMB72,726 million for 2013.

Other Income, net. Other income, net, for 2013 was RMB27,518 million, representing an increase of RMB25,510 million from RMB2,008 million for 2012. This was primarily because the company recognised the gain on disposal of certain pipeline assets and operations during the reporting period.

Profit from Operations. The profit from operations for 2013 was RMB188,642 million, representing an increase of 8.1% from RMB174,519 million for 2012.

Net Exchange Gain/Loss. Net exchange gain for 2013 was RMB52 million, representing a decrease of RMB79 million from the net exchange gain of RMB131 million for 2012. This was primarily due to the continued appreciation of Renminbi and the depreciation of Canadian dollars against US dollars during the reporting period.

Net Interest Expenses. Net interest expenses increased by 29.6% from RMB16,101 million for 2012 to RMB20,859 million for 2013. The increase was primarily due to increase in the principal amount of interest-bearing debt of the company to finance production, operation, investment and construction.

Profit Before Income Tax Expense. Profit before income tax expense increased by 6.7% from RMB166,811 million for 2012 to RMB178,063 million for 2013.

Income Tax Expenses. Income tax expense decreased by 1.1% from RMB36,191 million for 2012 to RMB35,789 million for 2013.

Profit for the Year. Profit for the year increased by 8.9% from RMB130,620 million for 2012 to RMB142,274 million for 2013.

Profit attributable to non-controlling interests of the company. Profit attributable to non-controlling interests decreased by 17.1% from RMB15,294 million for 2012 to RMB12,675 million for 2013, which was primarily due to a decrease in the profits of certain of our overseas subsidiaries attributable to the drop in the international crude oil price and changes to oil and gas cooperation policies introduced by governments of those countries in which such resources are located.

Profit attributable to owners of the company. Profit attributable to owners of our company increased by 12.4% from RMB115,326 million for 2012 to RMB129,599 million for 2013.

Segment Information

Exploration and Production

Turnover. Realized turnover of the Exploration and Production segment decreased by 0.8% from RMB789,818 million for 2012 to RMB783,694 million in 2013. This was primarily due to the decrease of the average realized crude oil price of the company by 3.1% from US$103.65 per barrel in 2012 to US$100.42 per barrel in 2013.

Operating Expenses. Operating expenses of the Exploration and Production segment increased by 3.3% from RMB574,863 million for 2012 to RMB593,996 million for 2013. Of which, depreciation, depletion and amortisation increased by RMB11,690 million as compared with last year.

The oil and gas lifting cost of the company increased by 12.7% from US$11.74 per barrel in 2012 to US$13.23 per barrel in 2013. Excluding the effect of exchange rate movements, the oil and gas lifting cost increased by 10.6% as compared with last year, which was primarily due to an increase in the basic operational costs in 2013 as compared with last year.

Profit from Operations. Profit from operations of the exploration and production segment decreased by 11.7% from RMB214,955 million for 2012 to RMB189,698 million for 2013. This decrease was primarily attributable to a reduction in the price of crude oil, the increase in costs and changes to oil and gas cooperation policies introduced by governments in countries in which we have operations. Nevertheless, the exploration and production segment remained the most important profit contributing segment of the company.

Refining and Chemicals

Turnover. Turnover of the refining and chemicals segment decreased by 1.3% from RMB883,218 million for 2012 to RMB871,815 million for 2013. The decrease was primarily due to an adjustment in the crude oil processing volume in response to market changes, resulting in a decrease in output and sales volume of refined oil.

Operating Expenses. Operating expenses of the refining and chemicals segment decreased by 3.3% from RMB926,729 million for 2012 to RMB896,207 million for 2013. The decrease was primarily due to a reduction in the volume of crude oil imported as a result of the company’s initiatives in optimizing its resource allocation.

The cash processing cost of refineries of the company increased by 3.8% from RMB154.61 per ton in 2012 to RMB160.55 per ton in 2013, which was primarily due to increase in fuel cost and production expenses as compared with the preceding year.

Profit from Operations. The refining and chemicals segment recorded a loss of RMB24,392 million for 2013 which represented a decrease in losses of RMB19,119 million as compared to the previous year. This decrease in losses was primarily due to the introduction of a new statutory pricing mechanism for refined oil products and the company’s initiatives in optimizing resource allocation and product mix. The operating losses of the refining operations decreased by RMB28,964 million as compared to the previous year, resulting in a loss of RMB4,708 million for 2013. The operating losses of the chemicals operations increased by RMB9,845 million as compared to the previous year, resulting in a loss of RMB19,684 million for 2013. The increase was primarily due to the weaker market for chemicals and the provision for impairment of assets.

Marketing

Turnover. Turnover of the marketing segment increased by 3.0% from RMB1,890,558 million for 2012 to RMB1,946,806 million for 2013, which was primarily due to increase in the sales volume of petroleum and the turnover of oil products trading business.

Operating Expenses. Operating expenses of the marketing segment increased by 3.5% from RMB1,874,167 million for 2012 to RMB1,939,244 million for 2013, which was primarily due to an increase in the expenses arising from the oil products trading business.

Profit from Operations. The marketing segment recorded a profit from operations of RMB7,562 million for 2013, representing a decrease of 53.9% from RMB16,391 million for 2012. This was primarily attributable to the weaker domestic economy and less demand for refined oil products in 2013.

Natural Gas and Pipeline

Turnover. Turnover of the natural gas and pipeline segment increased by 15.1% from RMB202,196 million for 2012 to RMB232,751 million for 2013. The increase was primarily due to (i) an increase in both the sales volume and the selling price of natural gas; and (ii) an increase in the sales revenue generated from city gas, CNG and other businesses in 2013.

Operating Expenses. Operating expenses of the natural gas and pipeline segment amounted to RMB203,863 million for 2013, which was broadly in line with the operating expenses of RMB204,306 million for 2012.

Profit from Operations. The natural gas and pipeline segment achieved an operating profit of RMB28,888 million for 2013, representing an increase of RMB30,998 million as compared with an operating loss of RMB2,110 million for 2012. The increase was primarily due to the contribution of certain pipeline assets and operations, improved control of pipeline transmission costs and increased focus by the company on the its sales and pricing strategies.

In 2013, the natural gas and pipeline segment recorded a loss of RMB28,259 million on sales of 27.453 billion cubic meters of natural gas imported from Central Asia, a loss of RMB20,281 million on sales of 7.335 billion cubic meters of imported LNG, and a loss of RMB420 million on the sales of 0.409 billion cubic meters of natural gas imported from Myanmar. Excluding the refund of the import value-added tax totaling RMB7,088 million, a net loss of RMB41,872 million was recorded on sales of imported gas for 2013, which was broadly in line with the previous year.

In 2013, the company’s overseas operations(note) realized a turnover of RMB754,227 million, representing 33.4% of the company’s total turnover. Profit before income tax expense amounted to RMB20,520 million, representing 11.5% of the company’s profit before income tax expense.

Note: The four operating segments of the company are exploration and production, refining and chemicals, marketing as well as natural gas and pipeline. Overseas operations do not constitute a separate operating segment of the company. The financial data of overseas operations are included in the financial data of respective operating segment mentioned above.

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

	Sales Volume (thousand tons)			Average Realized Price (RMB per ton)
	2012	2011	Percentage of Change (%)	2012	2011	Percentage of Change (%)
Crude oil	76,203	62,057	22.8	4,678	4,748	(1.5)
Natural gas (hundred million cubic meter, RMB/‘000 cubic meter)	853.88	752.81	13.4	1,125	1,082	4.0
Gasoline	47,407	43,967	7.8	8,007	7,804	2.6
Diesel	94,515	91,787	3.0	7,046	6,952	1.4
Kerosene	11,355	9,778	16.1	6,399	6,206	3.1
Heavy oil	12,615	9,325	35.3	4,612	4,376	5.4
Polyethylene	3,045	2,885	5.5	9,082	9,425	(3.6)
Lubricant	2,104	1,761	19.5	8,973	9,601	(6.5)

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

In 2012, our overseas operations(note) further increased their contribution to the company. Turnover of overseas operations amounted to RMB702,660 million in 2012, or 32.0% of our total turnover. Profit before income tax expense of overseas operations amounted to RMB32,672 million in 2012, or 19.6% of our profit before income tax expense.

Note: The four operating segments of the company are namely exploration and production, refining and chemicals, marketing as well as natural gas and pipeline. Overseas operations do not constitute a separate operating segment of the company. The financial data of overseas operations are included in the financial data of the respective operating segments mentioned above.

Liquidity and Capital Resources

Our primary sources of funding include cash generated by operating activities and short-term and long-term borrowings. Our primary uses of funds were for operating activities, acquisitions, capital expenditures, repayment of short-term and long-term borrowings and distributions of dividends to shareholders. Our payments to CNPC are limited to dividends and payments for services provided to us by CNPC. For the year ended December 31, 2013, we distributed as dividends 45% of our reported income for the year attributable to our shareholders. See “Item 8 — Financial Information — Dividend Policy” for a discussion of factors which may affect the determination by our board of directors of the appropriate level of dividends.

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

We plan to fund the capital and related expenditures described in this annual report principally through cash from operating activities, short-term and long-term borrowings and cash and cash equivalents. Net cash flows from operating activities in the year ended December 31, 2013 was RMB288,529 million. As of December 31, 2013, we had cash and cash equivalents of RMB51,407 million. While each of the projects described in this annual report for which significant capital expenditures will be required is important to our future development, we do not believe that failure to implement any one of these projects would have a material adverse effect on our financial condition or results of operations. If the price of crude oil undergoes a steep decline in the future, it is likely that we would delay or reduce the scale of the capital expenditures for our exploration and production segment.

We currently do not have any outstanding options, warrants or other rights for any persons to require us to issue any common stock at a price below its market value. We do not currently intend to issue any such rights or to otherwise issue any common stock for a price below its market value.

In addition, we did not have for the year ended December 31, 2013, and do not currently have, any transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect the liquidity or availability of or requirements for our capital resources.

The table below sets forth our cash flows for each of the years ended December 31, 2011, 2012 and 2013 and our cash equivalents at the end of each period.

	Year Ended December 31,
	2011	2012	2013
	(RMB in millions)
Net cash flows from operating activities	290,155	239,288	288,529
Net cash flows used for investing activities	(283,638)	(332,226)	(266,510)
Net cash flows from /(used for) financing activities	9,259	75,356	(12,239)
Currency translation difference	(313)	(195)	(1,768)
Cash and cash equivalents at year end	61,172	43,395	51,407

Our cash and cash equivalents increased by 18.5% from RMB43,395 million as of December 31, 2012 to RMB51,407 million as of December 31, 2013.

Net Cash Flows from Operating Activities

Our net cash flows from operating activities for the year ended December 31, 2013 was RMB288,529 million, representing an increase of 20.6% from RMB239,288 million for the year ended December 31, 2012. This was mainly due to the combined effect of the increase in profits during the reporting period as compared with the preceding year and changes in inventory and other account payables, as a result of the strengthening of our management and optimization of production and operation. As at December 31, 2013, we had cash and cash equivalents of RMB51,407 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 77.8% were denominated in Renminbi, approximately 8.8% were denominated in US Dollars, approximately 7.3% were denominated in HK Dollars and approximately 6.1% were denominated in other currencies.

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

Net Cash Flows Used for Investing Activities

Our net cash flows used for investing activities for the year ended December 31, 2013 amounted to RMB266,510 million, representing a decrease of 19.8% from RMB332,226 million for the year ended December 31, 2012. The decrease was primarily due to the combined effect of the cash inflow resulting from our investment in a joint venture with certain pipeline assets and operations as well as the enhancement of our external cooperation and introduction of strategic investors, the strengthening of our investment management and the decrease in our cash payment of capital expenditures.

Our net cash flows used for investing activities for the year ended December 31, 2012 were RMB332,226 million, representing an increase of 17.1% from RMB283,638 million in the year ended December 31, 2011. The increase was primarily due to the increase in the payment of capital expenditures in cash during the reporting period.

Net Cash Flows From/(Used for) Financing Activities

Our net cash used for financing activities was RMB12,239 million for the year ended December 31, 2013, representing a decrease of RMB87,595 million as compared with the net cash flows of RMB75,356 million from financing activities for the year ended December 31, 2012. This was primarily due to our efforts to strengthen the management of our interest-bearing borrowings and to optimize our debt structure, resulting in a decrease in the net new borrowings during the reporting period as compared with the preceding year.

Our net cash flows from financing activities for the year ended December 31, 2012 increased by RMB66,097 million to RMB75,356 million from RMB9,259 million in the year ended December 31, 2011. Such change was primarily due to an increase in loans during the reporting period as compared with the preceding year.

Our net borrowings as of December 31, 2011, 2012 and 2013 were as follows:

	December 31,
	2011	2012	2013
	(RMB in millions)
Short-term debt (including current portion of long-term debt)	137,698	151,247	192,767
Long-term debt	180,675	293,774	302,862

Total debt	318,373	445,021	495,629

Less:
Cash and cash equivalents	61,172	43,395	51,407

Net debt	257,201	401,626	444,222

Of our total borrowings as at December 31, 2013, approximately 67.8% were fixed-rate loans and approximately 32.2% were floating-rate loans. Of our borrowings as at December 31, 2013, approximately 75.9% were denominated in Renminbi, approximately 23.3% were denominated in US Dollars and approximately 0.8% were denominated in other currencies.

Of our total borrowings as at December 31, 2012, approximately 78.4% were fixed-rate loans and approximately 21.6% were floating-rate loans. Of our borrowings as at December 31, 2012, approximately 84.9% were denominated in Renminbi, approximately 14.1% were denominated in United States Dollars and approximately 1.0 % were denominated in other currencies.

Our debt to capital ratio (calculated by dividing interest-bearing debts by the aggregate of interest-bearing debts and shareholder’s equity) was 28.1%, as of December 31, 2013.

Our debt to capital ratio (calculated by dividing interest-bearing debts by the aggregate of interest-bearing debts and shareholder’s equity) was 27.4%, as of December 31, 2012.

As at December 31, 2013, the outstanding amount of our debts secured by CNPC and its subsidiaries and other third parties was RMB44,052 million. In August 2012, we received the approval from the China Securities Regulatory Commission for our offering in China of bonds of a maximum amount of RMB40 billion under the unconditional and irrevocable guarantee of CNPC. In November 2012, we completed the offering of the first tranche of RMB20 billion, consisting of RMB16 billion 4.55% bonds due in five years, RMB2 billion 4.90% due in 10 years, and RMB 2 billion 5.04% due in 15 years. In March 2013, we completed the offering of the remaining RMB20 billion, consisting of RMB16 billion 4.47% bonds due in five years and RMB4 billion 4.88% due in 10 years.

Capital Expenditures and Investments

In 2013, we focused on the principles of quality, profitability and return on investments, reasonably adjusted the pace of certain project construction. As a result, capital expenditures decreased by 9.6% to RMB318,696 million from RMB352,516 million in 2012.

The table below sets forth our capital expenditures and investments by business segment for each of the years ended December 31, 2011, 2012 and 2013 as well as those anticipated for the year ending December 31, 2014. Actual capital expenditures and investments for periods after January 1, 2014 may differ from the amounts indicated below.

	2011		2012		2013		2014 Anticipated
	(RMB in millions)%		(RMB in millions)%		(RMB in millions)%		(RMB in millions)%
Exploration and production(1)	162,154	57.02	227,211	64.45	226,376	71.03	225,700	76.12
Refining and chemicals	42,781	15.04	36,009	10.21	26,671	8.37	25,300	8.53
Marketing	15,136	5.32	14,928	4.23	7,101	2.23	6,400	2.16
Natural gas and pipeline	62,645	22.03	72,939	20.69	57,439	18.02	37,200	12.55
Other	1,675	0.59	1,429	0.42	1,109	0.35	1,900	0.64

Total	284,391	100.0	352,516	100.0	318,696	100.0	296,500	100.0

(1)

If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the exploration and production segment for 2011, 2012, 2013 and the estimates for the same in 2014 would be RMB173,760 million, RMB239,266 million, RMB239,641 million and RMB237,700 million, respectively.

As of December 31, 2013, the capital expenditures contracted for at the balance sheet date but not recognized in our consolidated financial statements were approximately RMB55,743 million.

Exploration and Production

A majority of our capital expenditures and investments relate to our exploration and production segment. For each of the three years ended December 31, 2011, 2012 and 2013, capital expenditures in relation to the exploration and production segment amounted to RMB162,154 million, RMB227,211 million and RMB226,376 million, respectively. In 2013, our capital expenditures were primarily used for the large-sized domestic oil and gas exploration projects such as those in Changqing, Daqing, Southwestern, Tarim and Liaohe, and construction of key production capacities for various oil and gas fields, and the large-sized overseas oil and gas development projects such as the Rumaila Project, the Halfaya Project and the Aktobe Project.

We anticipate that capital expenditures for our exploration and production segment for 2014 would amount to RMB225,700 million. Domestic exploration activities will remain focused on the “Peak Oil and Gas Reserves” Program and more efforts will be devoted to key oil and gas regions such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin. Domestic development activities will be focused on maintaining the output of Daqing Oilfield at 40 million tons of crude oil per year, increasing the oil and gas equivalent output of Changqing Oilfield to over 50 million tons per year, increasing the output of such oil and gas fields as Xinjiang, Tarim and Southwestern as well as the development of such unconventional oil and gas areas as coal seam gas and shale gas. Overseas operations will be aimed at further deepening cooperation in oil and gas exploration and development in the Middle East, Central Asia, the Americas and the Asia-Pacific regions so as to ensure a rapid growth of our reserves and production.

Refining and Chemicals

Our capital expenditures for our refining and chemicals segment for each of the years ended December 31, 2011, 2012 and 2013 were RMB42,781 million, RMB36,009 million and RMB26,671 million, respectively. Among the capital expenditure made in 2013, RMB19,803 million was used on the construction of refinery facilities and RMB6,868 million was used on the construction of chemicals facilities, including the construction of large scale refining and ethylene projects, such as the Guangxi Petrochemical, Yunnan Petrochemical and Sichuan Petrochemical projects as well as the construction of quality enhancement projects for gasoline and diesel products.

We anticipate that capital expenditures for the refining and chemicals segment for 2014 will amount to RMB25,300 million, which are expected to be used primarily for the construction of refining and chemicals projects as well as the construction of quality enhancement projects for gasoline and diesel products.

Marketing

Our capital expenditures for our marketing segment for each of the years ended December 31, 2011, 2012 and 2013 were RMB15,136 million, RMB14,928 million and RMB7,101 million, respectively. Our capital expenditures for the marketing segment in 2013 were mainly used for the construction of service stations, storage facilities and other facilities for our sales network.

We anticipate that capital expenditures for our marketing segment for the year of 2014 will amount to RMB6,400 million, which are expected to be used primarily for the construction and expansion of high-efficiency sales networks in China as well as the construction of oil and gas operating centers abroad.

Natural Gas and Pipeline

Our capital expenditures for the natural gas and pipeline segment for each of the three years ended December 31, 2011, 2012 and 2013 were RMB62,645 million, RMB72,939 million and RMB57,439 million, respectively. Our capital expenditures for the natural gas and pipeline segment in 2013 were mainly used for the construction of the Third West-East Gas Pipeline, the Zhongwei-Guiyang Gas Pipeline, the Third Daqing-Tieling Crude Oil Pipeline, the Fourth Daqing-Tieling Crude Oil Pipeline, and the Tangshan LNG project.

We anticipate that our capital expenditures for the natural gas and pipeline segment for 2014 will amount to approximately RMB37,200 million, which are expected to be used primarily for the construction of major oil and gas transmission projects such as the Third West-East Gas Pipeline, the Third Daqing-Tieling Crude Oil Pipeline, and the Fourth Daqing-Tieling Crude Oil Pipeline and associated liquefied natural gas, storage facilities and city gas facilities.

Others

Our non-segment-specific capital expenditures and investments for each of the years ended December 31, 2011, 2012 and 2013 were RMB1,675 million, RMB1,429 million and RMB1,109 million, respectively.

Our anticipated capital expenditures for the headquarter and other segments for the year of 2014 amount to RMB1,900 million. These planned capital expenditures and investments mainly include capital expenditures for scientific research activities and the construction of the information system.

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

The tables below set forth our long-term contractual obligations outstanding as of December 31, 2013.

	Payment Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(RMB in millions)
Long-term debt	384,735	81,873	114,289	130,058	58,515
Capital lease obligations	4,061	199	810	1,221	1,831
Operating leases	99,704	6,421	9,834	9,179	74,270
Capital commitments	55,742	26,736	29,006	—	—
Other long-term obligations	—	—	—	—	—
Debt-related interest	48,387	15,105	21,733	10,239	1,310

Total	592,629	130,334	175,672	150,697	135,926

We are obligated to make annual payment with respect to our exploration and production licenses to the Ministry of Land and Resources. The table below sets forth the estimated amount of the annual payments in the next five years:

Year	Annual Payment
(RMB in millions)
2014	800
2015	800
2016	800
2017	800
2018	800

Assets Retirement Obligation

A number of provinces and regions in which our oil and gas exploration and production activities are located have promulgated environment protection regulations, which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. We have established standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of these provincial and regional regulations. As of December 31, 2013 the balance of assets retirement obligation was RMB94,531 million.

Research and Development

We have a research and development management department, directly under which there are three research institutions. Except for our branch companies which are engaged in marketing activities, each of our branch companies has its own research and development management department. Most of our branch companies have their own research institutions. Our research and development management departments are mainly responsible for managing and coordinating the research and development activities conducted by each of the research institutions. As of December 31, 2013, we had 24,376 employees engaged in research and development functions.

In each of the years ended December 31, 2011, 2012 and 2013, our total expenditures for research and development were approximately RMB13,224 million, RMB14,453 million and RMB14,157 million,, respectively.

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

Other than as disclosed above and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the periods from January 1, 2011 to December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Other Information

Inflation

Inflation or deflation has not had a significant impact on our results of operations for the year ended December 31, 2013.

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

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors, Senior Management and Supervisors

As of the date of this report, our board of directors consisted of eleven directors, five of whom were independent non-executive directors. The directors are elected at a meeting of our shareholders for a term of three years. The directors may be re-elected and re-appointed upon the expiration of his/her term of office. The functions and duties conferred on the board of directors include:

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

The PRC Company Law requires a joint stock company with limited liability to establish a supervisory board. This requirement is reflected in our articles of association. The supervisory board is responsible for monitoring our financial matters and overseeing the corporate actions of our board of directors and our management personnel. At the end of this reporting period, the supervisory board consists of eight supervisors, five of whom are elected, including three shareholders representatives and two independent supervisors, and may be removed, by the shareholders in a general meeting, and three of whom are employees’ representatives who are elected by our staff, and may be removed, by our staff. Three of our supervisors are affiliated with CNPC. The term of office of our supervisors is three years. The supervisors may be re-elected and re-appointed upon the expiration of his/her term of office. An elected supervisor cannot concurrently hold the position of a director, manager or financial controller.

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

•

to confer with any director, or initiate legal proceedings on behalf of the company against any director, the president, senior vice president, vice president, the chief financial officer or any other senior officer in accordance with Article 152 of the PRC Company Law;

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

The following table sets forth certain information concerning our directors, supervisors and executive officers as of the date of this report:

Name(1)	Age	Position	Date of Election(2)
Zhou Jiping	61	Chairman of the Board of Directors	May 18, 2011
Liao Yongyuan	51	Director and Vice President	May 18, 2011
Wang Dongjin	51	Director and President	May 18, 2011
Li Xinhua	60	Director	May 18, 2011
Wang Guoliang	61	Director	May 18, 2011
Yu Baocai	48	Director	May 18, 2011
Liu Hongru	83	Independent Non-executive Director	May 18, 2011
Franco Bernabè	65	Independent Non-executive Director	May 18, 2011
Li Yongwu	69	Independent Non-executive Director	May 18, 2011
Cui Junhui	67	Independent Non-executive Director	May 18, 2011
Chen Zhiwu	51	Independent Non-executive Director	May 18, 2011
Wang Lixin	57	Chairman of The Supervisory Board
Guo Jinping	56	Supervisor
Li Qingyi	53	Supervisor
Wang Guangjun	49	Supervisor
Yao Wei	57	Supervisor
Liu Hehe	50	Supervisor
Wang Daocheng	73	Independent Supervisor
Fan Fuchun	65	Independent Supervisor
Sun Longde	51	Vice President
Liu Hongbin	50	Vice President
Zhao Zhengzhang	57	Vice President
Bo Qiliang	51	Vice President
Huang Weihe	56	Vice President
Xu Fugui	56	Vice President
Yu Yibo	50	Chief Financial Officer
Lin Aiguo	55	Chief Engineer
Wu Enlai	53	Secretary to the Board of Directors

(1)	The following changes have taken place to our board and senior management since our last annual report:

On May 23, 2013, due to the reason of age, Mr. Sun Xianfeng resigned from the position of supervisor of our company. On the same day, Mr. Li Qingyi and Mr. Fan Fuchun were elected as supervisor and independent supervisor of our company, respectively.

On July 28, 2013, Mr. Wang Dongjin, one of our directors, was appointed as the President of our company and Mr. Zhou Jiping ceased to hold the position as President of our company.

Due to personal reasons, Mr. Li Hualin, a former Vice President and the Secretary to the Board of Directors, Mr. Ran Xinquan, a former Director and Vice President, and Mr. Wang Daofu, the former Chief Geologist, tendered their resignations and ceased to hold their respective positions in our company effective from August 26, 2013.

Due to personal reasons, Mr. Wen Qingshan, a former Supervisor, has tendered his resignation and ceased to hold the position as a Supervisor of our company effective from December 17, 2013.

On February 25, 2014, Mr. Wu Enlai was appointed as the Secretary to the Board of Directors and the authorized representative of our company and Mr. Mao Zefeng was appointed as the Joint Secretary to the Board of Directors.

(2)	For directors only.

Directors

Zhou Jiping, aged 61, is the Chairman of the Board of Directors of our company and the Chairman of CNPC. Mr. Zhou is a professor-level senior engineer and holds a master’s degree. He has over 40 years of work experience in China’s petrochemical industry. In November 1996, he was appointed as the deputy director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company and deputy general manager of China National Oil & Gas Exploration and Development Corporation. In December 1997, he was appointed as general manager of China National Oil & Gas Exploration and Development Corporation and deputy director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company. In August 2001, he was appointed as the assistant to the general manager of CNPC and the general manager of China National Oil & Gas Exploration and Development Corporation. In December 2003, Mr. Zhou was appointed as a deputy general manager of CNPC. Mr. Zhou was appointed as a Director of our company in May 2004. Mr. Zhou was appointed as Vice Chairman and President of our company in May 2008. In October 2011, Mr. Zhou became the general manager of CNPC. In April 2013, Mr. Zhou became the Chairman of CNPC and Chairman and President of our company. Mr. Zhou ceased to concurrently act as President of our company from July 2013.

Liao Yongyuan, aged 51, is a Director and Vice President of our company and the general manager and director of CNPC. Mr. Liao is a professor-level senior engineer and holds a doctorate degree. He has over 30 years of work experience in China’s oil and gas industry. He was the deputy director of the New Zone Exploration and Development Department of China National Petroleum Company from June 1996, the standing deputy commander and then commander of Tarim Petroleum Exploration and Development Headquarters from November 1996. He was the general manager of PetroChina Tarim Oilfield Company from September 1999, and deputy director of Gansu Provincial Economic and Trade Committee from October 2001. He has worked as the assistant to the general manager of CNPC since January 2004. He has been concurrently the head of the Coordination Team for Oil Enterprises in Sichuan and Chongqing and director of the Sichuan Petroleum Administration Bureau since April 2004. He was appointed as a Vice President of our company in November 2005. Mr. Liao was appointed as the deputy general manager of CNPC in February 2007 and the safety director of CNPC in July 2007. He was appointed as a director of our company in May 2008. Mr. Liao ceased to be a safety director of CNPC in February 2012. Mr. Liao was appointed as the general manager and director of CNPC in May 2013.

Wang Dongjin, aged 51, is a Director and the President of our company and the deputy general manager of CNPC. Mr. Wang is a professor-level senior engineer and holds a doctorate degree. Mr. Wang has over 30 years of work experience in China’s oil and gas industry. From July 1995, Mr. Wang was the deputy director of Jiangsu Oil Exploration Bureau. From December 1997, he worked as the deputy general manager of China National Oil & Gas Exploration and Development Corporation. From December 2000, Mr. Wang worked concurrently as the general manager in each of CNPC International (Kazakhstan) Ltd. and Aktobe Oil and Gas Co., Ltd. From October 2002, he assumed the position as the general manager of China National Oil & Gas Exploration and Development Corporation. From January 2004, Mr. Wang assumed the positions as the assistant to the general manager of CNPC and the deputy chairman and general manager of China National Oil & Gas Exploration and Development Corporation. From September 2008, Mr. Wang was appointed as the deputy general manager of CNPC. In May 2011, Mr. Wang was appointed as a Director of our company. In July 2013, Mr. Wang was appointed as President of our company.

Li Xinhua, aged 60, is a Director of our company. Mr. Li is a senior engineer and holds a bachelor’s degree. Mr. Li has over 35 years of work experience in China’s petrochemical industry. Mr. Li was a deputy factory manager of Yunnan Natural Gas Chemical Factory from June 1985 and as the factory manager since February 1992. Mr. Li was appointed chairman and general manager of Yuntianhua Group Company Limited in March 1997. In March 2002, Mr. Li was appointed as the assistant to the provincial governor of Yunnan Province and was appointed as the deputy provincial governor of Yunnan Province in January 2003. Mr. Li has worked as a deputy general manager of CNPC since April 2007. Mr. Li was appointed as a Director of our company in May 2008. Mr. Li ceased to be the deputy general manager of CNPC from July 2013.

Wang Guoliang, aged 61, is a Director of our company. Mr. Wang is a professor-level senior accountant and holds a master’s degree. Mr. Wang has over 30 years of work experience in China’s oil and gas industry. Mr. Wang worked as the vice president of China Petroleum Finance Company Limited from October 1995. From November 1997, he was the deputy general manager and general accountant of China National Oil & Gas Exploration and Development Corporation. Mr. Wang was appointed as the chief financial officer of our company from November 1999. Mr. Wang has been appointed as the chief accountant of CNPC since February 2007. He was appointed as a manager and Director of our company in May 2008. Mr. Wang ceased to be the chief accountant of CNPC from July 2013.

Yu Baocai, aged 48, is a Director of our company and the deputy general manager of CNPC. Mr. Yu is a senior engineer and holds a master’s degree. He has over 25 years of work experience in China’s oil and petrochemical industry. From September 1999, Mr. Yu became the deputy general manager of PetroChina Daqing Petrochemical Company. From December 2001, he assumed the position as the general manager of PetroChina Daqing Petrochemical Company. From September 2003, he undertook the position as general manager of PetroChina Lanzhou Petrochemical Company. From September 2008, Mr. Yu became the deputy general manager of CNPC. In February 2003, Mr. Yu was elected as a representative of the 10th National People’s Congress of PRC. In February 2008, Mr. Yu was elected as a representative of the 11th National People’s Congress of PRC. In May 2011, Mr. Yu was appointed as a Director of our company.

Independent Non-executive Directors

Liu Hongru, aged 83, is an Independent Non-executive Director of our company. Mr. Liu is a professor and holds a doctorate degree. He graduated from the Faculty of Economics of the University of Moscow in 1959 with an associate doctorate degree. Mr. Liu once worked as Vice Governor of the Agricultural Bank of China, Vice-Governor of the People’s Bank of China, Deputy Director of the State Economic Restructuring Committee, and the Chairman of the China Securities Regulatory Commission. Mr. Liu is also a professor at the Peking University, the Tsinghua University and the Hong Kong Baptist University. Mr. Liu was appointed as an independent Supervisor of our company in December 1999. After his resignation from this position as independent supervisor, Mr. Liu was appointed as an independent non-executive Director of our company in November 2002. Mr. Liu has expertise in the accounting or related financial management field as required by the Main Board Listing Rules of Hong Kong Exchanges and Clearing Limited.

Franco Bernabè, aged 65, is an Independent Non-executive Director of our company. He holds a doctorate degree in political economics. He is currently the Chief Executive Officer of Telecom Italia (serving a second time). Prior to that, he held the responsibilities of the Chairman of the Franco Bernabè Group, the Vice Chairman of H3G, the Vice Chairman of Rothschild Europe, a non-executive director of Pininfarina Spa and an independent non-executive director of Areoportidi Bologna. Mr. Bernabè joined ENI in 1983 to become an assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 he was the Chief Executive Officer of ENI. Mr. Bernabè led the restructuring program of the ENI Group, making it one of the world’s most profitable oil companies. Between 1998 and 1999, Mr. Bernabè was the Chief Executive Officer of Telecom Italia. Between 1999 and 2000, he also served as a special representative of the Italian government for the reconstruction of the Balkan region. He was the Chairman of La Biennale di Venezia from 2001 to 2003 and has been the Chairman of the Modern Arts Museum of Trento and Rovereto since 2005. Prior to his joining ENI, Mr. Bernabè was the head of economic studies at FIAT. Mr. Bernabè was a senior economist at the OECD Department of Economics and Statistics in Paris. Earlier he was a professor of economic politics at the School of Industrial Administration, Turin University. Mr. Bernabè has been an independent non-executive Director of our company since June 2000.

Li Yongwu, aged 69, is an Independent Non-executive Director of our company. Mr. Li is a senior engineer and holds a bachelor’s degree. In June 1991, Mr. Li was appointed as the Director of Tianjin Chemicals Bureau. In July 1993, he was appointed as the Director of Tianjin Economic Committee. He was elected as the Vice Minister of the PRC Ministry of Chemical Industry in April 1995. He became Director of the State’s Petroleum and Chemical Industry Bureau in March 1998. In April 2001, he was appointed as a Deputy Director of the Liaison Office of the Central Government at the Special Administrative Region of Macau. In December 2004, he was appointed as the Vice President of China Petroleum and Petrochemical Industry Association. In May 2005, he became the Chairman of China Petroleum and Petrochemical Industry Association and in November 2005, he became an Independent Supervisor of our company. In 2003, he was elected as a standing member of the Tenth Chinese People’s Consultative Conference. In May 2008, Mr. Li was appointed as an independent non-executive Director of our company.

Cui Junhui, aged 67, is an Independent Non-executive Director of our company. Mr. Cui is a representative of the 11th National People’s Congress of the PRC and a Committee Member of the Financial and Economic Affairs Committee of the National People’s Congress of the PRC. He holds a postgraduate degree (part-time study). The positions he held include Deputy Director of the Tax Bureau of Shandong Province and the Director of State Tax Bureau of Shandong Province. From January 2000 to January 2007, he served as a Deputy Director of the State Administration of Taxation. In December 2006, he was made a Vice President of Chinese Taxation Institute and a Vice President of China Charity Federation. Mr. Cui was elected as a representative of the 11th National People’s Congress and a member of the Financial and Economic Affairs Committee of the National People’s Congress in March 2008. In April 2008, Mr. Cui was elected as the President of the sixth term of the Chinese Taxation Institute. Mr. Cui has served as an independent non-executive Director of our company since May 2008. Mr. Cui has expertise in the accounting or related financial management field as required by the Main Board Listing Rules of Hong Kong Exchanges and Clearing Limited.

Chen Zhiwu, aged 51, is an Independent Non-executive Director of our company. Mr. Chen is a tenured professor of economic finance at Yale University School of Management and a distinguished professor under the Chang Jiang Scholar Program at Tsinghua University School of Humanities and Social Sciences. Mr. Chen received a bachelor of science degree from Central South University of Technology in China (now Central South University), a master’s degree in engineering from National University of Defense Technology of the PRC and a doctoral degree of finance from Yale University of the United States. In June 1990, Mr. Chen started his teaching career in the University of Wisconsin -Madison of the United States. From July 1995 to July 1999, he worked at Ohio State University of the United States and was promoted to associate professor of finance in 1997. From July 1999, Mr. Chen became a tenured professor of finance at Yale University School of Management. Mr. Chen was elected as an independent non-executive Director of our company in May 2011.

Supervisors

Wang Lixin, aged 57, is the Chairman of the Supervisory Board of our company and a director of CNPC. Mr. Wang is a professor-level senior economist and holder of a master’s degree. Mr. Wang has over 40 years of work experience in China’s oil and petrochemical industry. He was made the executive of Shengli Petroleum Administration Bureau in February 1998. In November 2004, he was appointed as a key executive of Shengli Petroleum Administration Bureau and Vice Chairman of Shengli Oilfield Company Limited. Mr. Wang became the director of the Shengli Petroleum Administration Bureau in March 2007 and was also appointed as the Assistant to the General Manager of China Petrochemical Corporation since March 2009. In May 2011, he was appointed as the head of Discipline Inspection Group of CNPC. In October 2011, he was elected as a supervisor and the Chairman of the Supervisory Board. Mr. Wang has been serving as a director of CNPC since February 2013.

Guo Jinping, aged 56, is a Supervisor of our company, and concurrently the general manager of the Legal Department of our company and the general counsel and the director of the Legal Department of CNPC. Mr. Guo is a professor-level senior economist and has been awarded with post-graduate qualification. Mr. Guo has over 30 years of work experience in the China’s oil and gas industry. From November 1996, he became the chief economist in the Bureau of Policy and Regulations of China National Petroleum Company. From October 1998, Mr. Guo worked as the deputy director of the Development and Research Department in CNPC. In September 1999, he became the general manager of the Legal Department of our company. In September 2005, Mr. Guo became the director of the Legal Department of CNPC in addition to his existing duties. In November 2007, he became the general manager of the Legal Department of our company and the general counsel and the director of the Legal Department of CNPC. In May 2011, Mr. Guo was appointed as a Supervisor of our company.

Li Qingyi, aged 53, is a Supervisor of our company, and concurrently the general manager of Audit Department of our company and the general manager of Audit Department and director of the Auditing Services Centre of CNPC. Mr. Li is a senior accountant and holds a master’s degree in economics. He has over 30 years of work experience in the Chinese oil and gas industry. Mr. Li was Chief Accountant of Jinxi Oil Refinery from June 1999, deputy general manager and chief accountant of Jinxi Petrochemical from October 1999, director of the M&A Department for CNPC from November 2000, general manager of Equipment & Supplies (Group) Company from April 2007, general manager of CNPC Equipment Manufacturing Branch Company from December 2007. He served as the director of CNPC Auditing Services Centre from September 2010, the deputy general manager of the Audit Department and concurrently the director of the Auditing Services Centre of CNPC from August 2011, and the general manager of the Audit Department and concurrently the director of the Auditing Services Centre of CNPC from September 2012. In May 2013, Mr. Li was appointed as a Supervisor of our company.

Wang Guangjun, aged 49, is a Supervisor of our company and the General Manager of CNPC Material Company and the director of CNPC Materials Procurement Center. Mr. Wang is a professor-level senior engineer and holds a doctoral degree. He has approximately 30 years of work experience in China’s oil and petrochemical industry. He was appointed as the deputy general manager of the Quality, Safety and Environmental Protection Department of our company in September 1999. In May 2006, he became the general manager of PetroChina Northeast Chemicals and Marketing Company. Mr. Wang was then appointed as the general manager of PetroChina Jilin Petrochemical Company in June 2007. Since May 2011, he has been serving as a Supervisor of our company. Since November 2013, Mr. Wang has been the general manager of CNPC Material Company and the director of CNPC Materials Procurement Center.

Yao Wei, aged 57, is a Supervisor of our company appointed as by the employees’ representatives and the General Manager of PetroChina Pipeline Company. Mr. Yao is a professor-level senior engineer and holds a master’s degree. He has 35 years of work experience in China’s oil and gas industry. Mr. Yao became the deputy manager of Beijing Natural Gas Transport Company in July 1995. In April 2001, he was appointed as the deputy general manager of Beijing Huayou Gas Corporation Limited. In April 2007, Mr. Yao became the General Manager of PetroChina Pipeline Company. Since May 2011, he has been serving as a supervisor of our company.

Liu Hehe, aged 50, is a Supervisor of our company elected by the employees’ representatives and the General Manager of PetroChina Inner Mongolia Marketing Company. Mr. Liu is a professor-level senior economist and holds a bachelor’s degree. He has over 25 years of work experience in China’s oil and petrochemical industry. He was appointed the General Manager of PetroChina East China Marketing Company in April 2004 and became the General Manager of PetroChina East China (Shanghai) Marketing Company in December 2008. He was appointed as the General Manager of PetroChina Inner Mongolia Marketing Company in November 2009. He was elected as a supervisor of our company in May 2011.

Wang Daocheng, aged 73, is an Independent Supervisor of our company. He is a senior auditor and holds a bachelor’s degree. He has approximately 50 years of experience in finance and auditing. From 1981 to 1984, he led the preparatory committee within the audit department of the Ministry of Finance and headed the science and technology training center of the National Audit Office as well as the financial and monetary authority. From August 1984, Mr. Wang held a number of positions, including Deputy Director of Xicheng District Audit Bureau of Beijing, Deputy Director of the Research Department of the National Audit Office, the Deputy Director of the General Affairs Bureau, Deputy Director of the Foreign Investment Bureau, Director of the Foreign Investment Department, Director of the Financial Audit Department and Director of the General Office of the National Audit Office. From March 1999 to March 2005, Mr. Wang headed the discipline inspection panel of the Central Commission for Discipline Inspection in the National Audit Office. From June 2005 to September 2011, he was

the President of the China Institute of Internal Audit. Mr. Wang was appointed as an Independent Supervisor of our company in May 2009.

Fan Fuchun, aged 65, is an independent Supervisor of our company, and concurrently the honorary president of Shanghai Futures and Derivatives Research Institute and chairman of the Board of Strategy, member of the Shenzhen-Hong Kong Cooperation Advisory Committee in Qianhai and visiting professor of Hunan University. He holds a master’s degree in business administration. He has nearly 20 years of work experience in the financial industry. Mr. Fan was previously director of the Business Management Office of Beijing Tooling Factory, director of the System Reform Office of Beijing No.1 Light Industry Bureau and vice director of Economic Department of China Federation of Industry and Commerce. Mr. Fan was director of Listed Companies Regulatory Division of CSRC from 1993, Vice Chairman and Party Committee Member of CSRC from 1997, Vice Party Secretary and Vice Chairman of CSRC from 2002 and Member of the Economic Committee of the 11th Chinese People’s Political Consultative Conference from 2008. In May 2013, Mr. Fan was appointed as a Supervisor of our company.

Other Senior Management Personnel

Sun Longde, aged 51, is a Vice President of our company. Mr. Sun is a professor-level senior engineer and holds a doctoral degree. He has over 30 years of working experience in China’s oil and geological industry. Mr. Sun was appointed as the Deputy Chief Geologist of Xianhe Oil Extraction Plant and Deputy Manager of Dongxin Oil Extraction Plant of Shengli Petroleum Administration Bureau in January 1994, Chief Deputy Director-General of Exploration Business Department of Shengli Petroleum Administration Bureau in April 1997, the Manager of Exploration & Development Company of Shengli Petroleum Administration Bureau in September 1997, Chief Geologist of Tarim Petroleum Exploration & Development Headquarters in November 1997, Deputy General Manager of PetroChina Tarim Oilfield Company in September 1999 and the General Manager of PetroChina Tarim Oilfield Company in July 2002. Mr. Sun has been a Vice President of our company since June 2007. In December 2011, Mr. Sun was elected to the Chinese Academy of Engineering.

Liu Hongbin, aged 50, is a Vice President of our company and concurrently the deputy general manager of CNPC, the executive director and general manager of Daqing Oilfield Company Limited and director of Daqing Petroleum Administrative Bureau. Mr. Liu is a senior engineer and holds a college degree. He has over 30 years of work experience in China’s oil and gas industry. Mr. Liu was the vice president of Exploration & Development Research Institute of Yumen Petroleum Administration Bureau from May 1991, the director of the Development Division of Tuha Petroleum Exploration & Development Headquarters from October 1994, the chief engineer of Tuha Petroleum Exploration & Development Headquarters from June 1995, the deputy general manager of PetroChina Tuha Oilfield Company from July 1999, the commander of Tuha Petroleum Exploration & Development Headquarters from July 2000, the general manager of the Planning Department of our company from March 2002 and the director of the Planning Department of CNPC from September 2005. Mr. Liu was appointed as a Vice President of our company in June 2007, and the general manager of the Marketing Company of our company in November 2007. Mr. Liu was appointed as to concurrently serve as a deputy general manager of CNPC in July 2013. Mr. Liu was appointed as to concurrently serve as a Vice President of our company, executive director and general manager of Daqing Oilfield Company Limited and director of Daqing Petroleum Administrative Bureau in August 2013 and ceased to hold the position of general manager of the Marketing Company.

Zhao Zhengzhang, aged 57, is a Vice President of our company and concurrently the general manager of the Exploration and Production Company of our company and the general manager of the Changqing Oilfield Company. Mr. Zhao is a professor-level senior engineer and holds a master’s degree. He has nearly 30 years of working experience in China’s oil and gas industry. In June 1996, Mr. Zhao was appointed as the deputy director of the New Zone Exploration Department of China National Petroleum Company. In November 1996, he was appointed as the deputy director of the Exploration Bureau of CNPCand director of the New Zone Exploration Department. In October 1998, Mr. Zhao was appointed as deputy director of the Exploration Department of

CNPC. In September 1999, he was appointed as a member of the Preparatory Group of CNPC Exploration and Production Company. In December 1999, Mr. Zhao was appointed as deputy general manager of CNPC Exploration and Production Company. In January 2005, he was appointed as senior executive and deputy general manager of CNPC Exploration and Production Company. In January 2006, he was appointed as the general manager of CNPC Exploration and Production Company. In May 2008, Mr. Zhao was appointed as a Vice President of our company and the general manager of the Exploration and Production Company of our company. In August 2013, Mr. Zhao was appointed as to concurrently serve as the general manager of the Changqing Oilfield Company.

Bo Qiliang, aged 51, is a Vice President of our company and concurrently the General Manager of PetroChina International Ltd. Mr. Bo holds a doctor’s degree and is a professor-level senior engineer. He has over 30 years of working experience in China’s oil and gas industry. Mr. Bo was made the Vice President of the Scientific Research Institute of Petroleum Exploration and Development in February 1997, senior executive of CNPC International (E&D) Ltd. in December 2001, Senior Deputy General Manager of China National Oil and Gas Exploration and Development Corporation in October 2004, President of PetroKazakhstan Inc. and concurrently leader of the Kazakhstan Coordination and Steering Team in November 2005, and General Manager of China National Oil and Gas Exploration and Development Corporation in September 2008. Mr. Bo began to act as the General Manager of PetroChina International Ltd. while concurrently acting as the General Manager of China National Oil and Gas Exploration and Developing Corporation from November 2009. Mr. Bo has been a Vice President of our company since January 2010.

Huang Weihe, aged 56, is a Vice President of our company and concurrently the general manager of PetroChina Natural Gas and Pipelines Company. Mr. Huang is a professor-level senior engineer and holds a doctorate degree. He has 30 years of working experience in China’s oil and gas industry. In December 1998, he was appointed as deputy director of the Petroleum and Pipelines Bureau. In November 1999, he was appointed as deputy director of the Petroleum and Pipelines Bureau and concurrently the chief engineer. In October 2000, Mr. Huang was appointed as the general manager of PetroChina Pipelines Company and in May 2002, concurrently as the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In November 2002, Mr. Huang was appointed as the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In December 2002, he was appointed as the general manager of PetroChina Natural Gas and Pipelines Company of our company and the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In February 2006, Mr. Huang ceased to be the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In May 2008, Mr. Huang was appointed as the Chief Engineer of our company and the general manager of PetroChina Natural Gas and Pipelines Company. In October 2011, he was appointed as a Vice President of our company.

Xu Fugui, aged 56, is the Vice President of our company and the General Manager of PetroChina Refining & Chemical Company. Mr. Xu is a professor-level senior engineer and holds a doctoral degree. He has over 30 years of working experience in China’s oil and petrochemical industry. Mr. Xu had worked as the Deputy Manager of Dushanzi Petrochemical Plant and manager of Refining Plant of Xinjiang Petroleum Administration Bureau concurrently. He was appointed as the General Manager of Dushanzi Petrochemical Plant of Xinjiang Petroleum Administration Bureau in July 1999, and the General Manager of Dushanzi Petrochemical Company in September 1999. In September 2011, he was as appointed as the General Manager of PetroChina Refining & Chemical Company. In October 2011, he was appointed as a Vice President of our company.

Yu Yibo, aged 50, is the Chief Financial Officer of our company. Mr. Yu is a professor-level senior accountant and holds a doctorate degree from the Business School of Hitotsubashi University in Japan. Mr. Yu has approximately 20 years of experience in China’s oil and gas industry. In November 1998, Mr. Yu was appointed as the assistant to the President of CNPC. In February 1999, Mr. Yu was appointed as a member of the Restructuring and Listing Preparatory Team of PetroChina. In November 1999, Mr. Yu was appointed as the deputy general manager of the Finance Department of our company. Mr. Yu was the Deputy General Manager of PetroChina Dagang Oilfield Branch Company from March 2002 to October 2002. Since April 2003, he has been the General Manager of the Merger and Acquisition Department of our company. He was a supervisor of our company from May 2008 to May 2011. In March 2013, Mr. Yu was appointed as the Chief Financial Officer of our company. Mr. Yu ceased to hold the position of the general manager of the Capital Operation Department of our company since November 2013.

Lin Aiguo, aged 55, is the Chief Engineer of our company. Mr. Lin is a professor-level senior engineer and holds a college degree. He has over 30 years of working experience in China’s oil and petrochemical industry. Mr. Lin was appointed as the Deputy Manager and the Standing Deputy Manager of Shengli Refinery of Qilu Petrochemical Company in July 1993, the Deputy General Manager of Dalian West Pacific Petrochemical Co. Ltd. in May 1996, and the General Manager of Dalian West Pacific Petrochemical Co. Ltd. in August 1998, and the General Manager of Refining & Marketing Company of our company in December 2002. Mr. Lin has served as the Chief Engineer of our company since June 2007 and has been concurrently serving as the director of the Petrochemical Research Institute since February 2011.

Secretary to the Board of Directors

Wu Enlai, aged 53, is the Secretary to the Board of Directors of our company. As a professorate senior engineer and a master degree holder, Mr. Wu has over 30 years of work experience in China oil industry. Mr. Wu served as the deputy director general of Tarim Petrochemical Engineering Construction Headquarters from August 1997, the deputy director general of M&A department of CNPC from August 2002 and the deputy general manager of China National Oil and Gas Exploration and Development Corporation from January 2004. Mr. Wu was appointed as the head of the Preparatory Work Team for PetroChina Guangxi Petrochemical Company in May 2005, and served as its general manager since October 2005 and the head of Enterprise Coordination Team of our company in Guangxi since September 2010. He was appointed the Secretary to the Board of Directors of our company in November 2013.

Compensation

Senior Management Compensation System

The senior management members’ compensation has two components, namely, fixed salaries and variable compensation. The variable component, which accounts for approximately 75% of the total compensation package, is linked to the attainment of specific performance targets, such as our income for the year, return on capital and the individual performance evaluation results. All of our senior management members have entered into performance evaluation contracts with us.

Directors’ and Supervisors’ Compensation

Our directors and supervisors, who hold senior management positions or are otherwise employed by us, receive compensation in the form of salaries, insurance and other benefits in kind, including our contribution to the pension plans for these directors and supervisors.

The aggregate amount of salaries, insurance and other benefits in kind paid by us to the five highest paid individuals of PetroChina during the year ended December 31, 2013 was RMB5,233,449. We paid RMB256,300 as our contribution to the pension plans in respect of those individuals in the year ended December 31, 2013.

The aggregate amount of salaries or other compensation, insurance and other benefits in kind paid by us to our directors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2013 was RMB3,617,287.

Save as disclosed, no other payments have been paid or are payable, in respect of the year ended December 31, 2013, by us or any of our subsidiaries to our directors. In addition, we have no service contracts with our directors that provide for benefits to our directors upon the termination of their employment with us.

In 2013, we paid RMB339,547 as our contribution to the pension plans in respect of our directors and supervisors, who hold senior management positions or are otherwise employed by us. The aggregate amount of salaries or other compensation, insurance and other benefits in kind paid by us to our supervisors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2013 was RMB2,194,504.

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

Health, Safety and Environment Committee

The current members of our health, safety and environment committee are Mr. Liao Yongyuan as chairman of the committee, and Mr. Yu Baocai as member of the committee. The health, safety and environment committee’s major responsibilities include:

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

Employees

As of December 31, 2011, 2012 and 2013, we had 552,810, 548,355 and 544,083 employees, respectively. During 2013, we employed 317,437 temporary employees on an average. As of December 31, 2013, we had 319,741 temporary employees. The table below sets forth the number of our employees by business segment as of December 31, 2013.

	Employees	% of Total
Exploration and production	291,023	53.49
Refining and chemicals	165,636	30.44
Marketing	60,627	11.14
Natural gas and pipeline	21,097	3.88
Other(1)	5,700	1.05

Total	544,083	100.00

(1)

Including the numbers of employees of the management of our headquarters, specialized companies, PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, Petrochemical Research Institute and other units.

Our employees participate in various basic social insurance plans organized by municipal and provincial governments whereby we are required to make monthly contributions to these plans at certain rates of the employees’ salary as stipulated by relevant local regulations. Expenses incurred by us in connection with the retirement benefit plans were approximately RMB11,400 million, RMB13,400 million and RMB14,855 million, respectively, for the years ended December 31, 2011, 2012 and 2013, respectively.

In 2013, we did not experience any strikes, work stoppages, labor disputes or actions that affected the operation of any of our businesses. Our company maintains good relationship with our employees.

Share Ownership

As of December 31, 2013 our directors, senior officers and supervisors do not have share ownership in PetroChina or any of PetroChina’s affiliates.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

PetroChina was established on November 5, 1999 with CNPC as its sole promoter. As of March 31, 2014, CNPC beneficially owned 158,325,211,528 shares, which include 291,518,000 H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC, representing approximately 86.507% of the share capital of PetroChina, and, accordingly, CNPC is our controlling shareholder.

The following table sets forth the major shareholders of our A shares as of March 31, 2014:

Name of Shareholders	Class of Shares	Number of Shares Held	Percentage of the Issued Share Capital of the Same Class of Shares (%)	Percentage of the Total Share Capital (%)
CNPC	A shares	158,033,693,528	97.60	86.35

The following table sets forth the major shareholders of our H shares as of March 31, 2014:

Name of Shareholders	Number of Shares Held		Percentage of Such Share in That Class of the Issued Shares Capital (%)	Percentage of the Total Share Capital (%)
CNPC	291,518,000 (Long Position)	(1)	1.38	0.16
Aberdeen Asset Management Plc and its related parties (collectively, the “Group”), representing the accounts managed by the Group	1,898,868,365 (Long Position)		9.00	1.03
Black Rock, Inc.	1,469,121,566 (Long Position) 32,978,000 (Short Position)		6.96 0.15	0.80 0.02
JP Morgan Chase & Co	1,445,879,297 (Long Position) 88,679,933 (Short Position) 1,258,978,586 (Lending Pool)		6.85 0.42 5.96	0.79 0.05 0.69

(1)	Held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

Related Party Transactions

CNPC is a controlling shareholder of our company. We enter into extensive transactions with CNPC and other members of the CNPC group, all of which constitute related party transactions for us. We also continue to carry out existing continuing transactions with other related parties in the year ended December 31, 2013.

Related Party Transactions

Our company entered into the Capital Contribution Agreement with CNPC on January 14, 2012, pursuant to which the two parties agreed to set up a captive insurance company with a registered capital of RMB5 billion. Upon completion of the Capital Contribution Agreement, the equity interests in such captive insurance company would be held as to 51% by CNPC and as to 49% by our company, according to their respective capital contribution. On December 24, 2013, the China Insurance Regulatory Committee approved the establishment of the captive insurance company, which is named PetroChina Exclusive Property Insurance Co., Ltd. We contributed RMB2.45 billion to the registered capital of the company. The approved scope of business covers property insurance, liability insurance, credit insurance, guarantee insurance, short term health insurance, accident insurance, the reinsurance of those insurance businesses, use of insurance funds permitted by relevant laws and regulations, and other businesses subject to the approval of the China Insurance Regulatory Committee.

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

As at December 31, 2013, the outstanding amount of our debts secured by CNPC and its subsidiaries was RMB43,241 million.

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

Loans from Related Parties

As of December 31, 2013, we had unsecured short-term and long-term loans from CNPC and its affiliates in an aggregate amount of RMB327,478 million with an average annual interest rate of 4.17%.

Interests of Experts and Counsel

Not applicable.

ITEM 8 — FINANCIAL INFORMATION

Financial Statements

See pages F-1 to F-57 following Item 19.

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

A dividend of RMB0.16110 per share (inclusive of applicable taxes) for the six months ended June 30, 2013 was paid to the shareholders on October 24, 2013. The board of directors recommended that a final dividend of RMB0.15755 per share (inclusive of applicable taxes), which was calculated on the basis of the balance between 45% of our income for the year attributable to our shareholders under IFRS for the year ended December 31, 2013 and the interim dividend for the six months ended June 30, 2013, should be paid. The final dividend for the year ended December 31, 2013 is subject to the approval by the annual general meeting to be held on May 22, 2014.

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

As of December 31, 2013, there were 21,098,900,000 H Shares and 161,922,077,818 A Shares issued and outstanding. As of December 31, 2013, there were 264 registered holders of American depositary receipts evidencing 11,339,860 ADSs. The depositary of the ADSs is the Bank of New York.

The high and low closing sale prices of our A Shares on the Shanghai Stock Exchange, of H Shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for each year from 2009 through 2013, for each quarter from 2012 to 2014 (up to the end of the first quarter of 2014), and for each month from October 2013 to April 2014 (through April 23, 2014) are set forth below.

	Price Per H Share		Price Per ADS		Price Per A Share
	HK$		US$		RMB
	High	Low	High	Low	High	Low
Annual Data
2009	10.48	5.10	133.65	64.09	16.38	10.02
2010	10.50	7.97	136.45	101.92	14.28	9.94
2011	12.50	8.59	158.83	111.29	12.41	9.35
2012	11.86	9.08	153.23	117.11	10.60	8.47
2013	11.30	7.86	145.80	101.47	9.40	7.31
Quarterly Data
2012
First quarter	11.86	10.10	153.23	131.38	10.60	9.69
Second quarter	11.76	9.65	150.99	125.05	10.14	8.98
Third quarter	10.22	9.08	131.30	117.11	9.12	8.52
Fourth quarter	11.08	9.93	143.78	128.77	9.04	8.47
2013
First quarter	11.30	10.14	145.80	130.40	9.40	8.69
Second quarter	10.28	7.86	132.03	101.47	8.73	7.31
Third quarter	9.45	8.27	121.29	107.45	8.24	7.69
Fourth quarter	9.59	8.44	122.92	108.84	8.27	7.51
2014
First Quarter	8.49	7.33	110.21	94.75	7.99	7.51
Monthly Data
2013
October	9.10	8.52	118.46	110.69	7.90	7.51
November	9.59	8.50	122.92	109.76	8.10	7.64
December	9.21	8.44	119.07	108.84	8.27	7.68

	Price Per H Share		Price Per ADS		Price Per A Share
	HK$		US$		RMB
	High	Low	High	Low	High	Low
2014
January	8.46	7.51	107.87	95.81	7.77	7.52
February	8.18	7.33	105.60	94.75	7.99	7.51
March	8.49	7.62	110.21	98.07	7.80	7.54
April (through April 23, 2014)	8.86	8.55	114.48	110.46	7.73	7.56

The closing prices per A Share, per H Share and per ADS on April 23, 2014 were RMB7.60, HK$8.77 and US$112.98, respectively.

ITEM 10 — ADDITIONAL INFORMATION

Memorandum and Articles of Association

Our Articles of Association Currently in Effect

On May 23, 2013, our annual general meeting approved the amendment to our Articles of Association which became effective as of the same day. The changes include, among others, (i) an expansion of our scope of business and (ii) an addition of a requirement to distribute cash dividends of no less than 30% of the net profits attributable to the parent company under certain circumstances. The amended and restated Articles of Association was filed with the SEC on Form 6-K on May 23, 2013.

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

Capital Gains

The Individual Income Tax Law of the PRC, provides for a capital gain tax of 20% on individuals. The Provisions for Implementing the Individual Income Tax Law of the PRC, provides that the measures to levy individual income tax on the gains realized on the sale of shares will be made in the future by the Ministry of Finance and subject to the approval of the State Council. However, the Ministry of Finance has not so far promulgated a specific taxation method to levy tax on the capital gains realized by individual holders of H Shares or ADSs from sale of shares. If in the future such specific taxation method is promulgated, an individual holder of H Shares or ADSs may be subject to a 20% tax on capital gains under the Individual Income Tax Law of the PRC as amended from time to time, unless exempted or reduced by an applicable double taxation treaty or relevant PRC law or regulation.

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

Distributions on the H Shares or ADSs

The gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H Shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as dividend income when the distribution is actually or constructively received by you, in the case of the H Shares, or by the depositary in the case of ADSs. Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, currently are eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes. A qualified foreign corporation includes:

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

We believe that we did not meet either of the PFIC tests in the taxable year that ended December 31, 2013 and believe that we will not meet either of the PFIC tests in the current or subsequent taxable years and therefore will not be treated as a PFIC for such periods. However, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

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

If you own the H Shares or ADSs during any year that we are a PFIC, you must annually file Internal Revenue Service, or IRS, Form 8621(or any other form subsequently specified by the United States Treasury Department), subject to certain exceptions based on the value of PFIC stock held. We encourage you to consult your own tax advisor concerning the United States federal income tax consequences of holding the H Shares or ADSs that would arise if we were considered a PFIC.

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

Interest Rate Risk

Our interest risk exposure arises from changing interest rates. The tables below provide information about our financial instruments including various debt obligations that are sensitive to changes in interest rates. The tables present principal cash flows and related weighted-average interest rates at expected maturity dates. Weighted-average variable rates are based on effective rates as of December 31, 2011, 2012 and 2013. The information is presented in Renminbi equivalents, our reporting currency.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi. However, a portion of our RMB revenues are converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported equipment, crude oil and other materials. Foreign currency payments for imported equipment represented 2.5%, 6.5 % and 2.7% of our total payments for equipment in 2011, 2012 and 2013, respectively. Foreign currency payments for other imported materials represented 0.83%, 0.09% and 0.03% of our total payments for materials in 2011, 2012 and 2013, respectively.

The Renminbi is not a freely convertible currency. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

The tables below provide information about our financial instruments including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The tables below summarize such information by presenting principal cash flows and related weighted-average interest rates at expected maturity dates in RMB equivalents, using the exchange rates in effect as of December 31, 2011, 2012 and 2013, respectively.

December 31, 2013

	Expected Maturity Date							Percentage to Total Long-Term Debt	Fair Value
	2014	2015	2016	2017	2018	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	40,008	20,104	49,936	13,549	40,003	40,003	203,603	52.92%	192,402
Average interest rate	5.26%	4.06%	4.60%	3.90%	4.61%	4.66%	—	—	—
Variable Rate Loan Amount	6,642	14,431	1,614	2,256	121	6,050	31,114	8.09%	31,114
Average interest rate	5.60%	5.11%	4.56%	2.24%	5.71%	5.24%	—	—	—
Loans in Euros
Fixed Rate Loan Amount	23	23	23	23	23	65	180	0.04%	196
Average interest rate	2.73%	2.73%	2.73%	2.73%	2.73%	2.86%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in United States Dollars
Fixed Rate Loan Amount	155	279	336	33	33	243	1,079	0.28%	1,111
Average interest rate	6.51%	7.12%	4.14%	1.09%	1.09%	1.20%	—	—	—
Variable Rate Loan Amount	20,028	6,047	1,463	3,048	7,931	3,986	42,503	11.05%	42,503
Average interest rate	2.39%	2.36%	3.68%	3.58%	3.04%	1.97%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	17	17	17	17	17	17	102	0.03%	109
Average interest rate	2.46%	2.46%	2.46%	2.46%	2.46%	2.06%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	154	154	0.04%	154
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	—	—	—	16,000	16,000	8,000	40,000	10.40%	37,516
Average interest rate	—	—	—	4.55%	4.47%	4.93%	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	15,000	20,000	—	31,000	—	—	66,000	17.15%	63,610
Average interest rate	3.35%	3.97%	—	4.19%	—	—	—	—	—
Total	81,873	60,901	53,389	65,926	64,128	58,518	384,735	100.00%	368,715

December 31, 2012

	Expected Maturity Date							Percentage to Total Long-Term Debt	Fair Value
	2013	2014	2015	2016	2017	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	22	50,003	20,002	23,048	13,192	56,003	162,270	53.80%	157,754
Average interest rate	4.22%	5.38%	4.05%	4.13%	3.95%	4.73%	—	—	—
Variable Rate Loan Amount	6,062	6,736	10,103	4	2,117	6,003	31,025	10.29%	31,025
Average interest rate	4.55%	5.56%	5.32%	2.55%	2.03%	5.64%	—	—	—
Loans in Euros
Fixed Rate Loan Amount	25	34	34	34	30	50	207	0.07%	222
Average interest rate	2.83%	3.10%	3.10%	3.10%	3.00%	2.00%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in United States Dollars
Fixed Rate Loan Amount	33	160	753	35	35	291	1,307	0.43%	1,401
Average interest rate	1.13%	6.51%	5.50%	1.09%	1.09%	1.26%	—	—	—
Variable Rate Loan Amount	174	8,776	3,785	1,509	2,200	2,475	18,919	6.27%	18,919
Average interest rate	0.73%	2.94%	2.37%	3.31%	3.21%	1.00%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	22	22	22	22	22	40	150	0.05%	163
Average interest rate	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	234	234	0.08%	234
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	1,500	—	—	—	16,000	4,000	21,500	7.13%	21,265
Average interest rate	4.11%	—	—	—	4.55%	4.97%	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	—	15,000	20,000	—	31,000	—	66,000	21.88%	64,928
Average interest rate	—	3.35%	3.97%	—	4.19%	—	—	—	—
Total	7,838	80,731	54,699	24,652	64,596	69,096	301,612	100.00%	295,911

December 31, 2011

	Expected Maturity Date							Percentage to Total Long-Term Debt	Fair Value
	2012	2013	2014	2015	2016	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	4	29	40,005	20,006	13,080	4	73,128	33.46%	72,215
Average interest rate	4.52%	4.73%	5.26%	4.05%	4.25%	4.35%	—	—	—
Variable Rate Loan Amount	5,183	6,566	7,031	4	4	6,006	24,794	11.34%	24,794
Average interest rate	5.13%	4.55%	5.74%	2.55%	2.55%	5.44%	—	—	—
Loans in Euros
Fixed Rate Loan Amount	37	34	33	33	23	63	223	0.10%	222
Average interest rate	2.61%	2.64%	2.64%	2.64%	2.11%	0.87%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in United States Dollars
Fixed Rate Loan Amount	33	35	35	649	35	320	1,107	0.51%	1,180
Average interest rate	1.48%	1.43%	1.43%	4.32%	1.43%	1.77%	—	—	—
Variable Rate Loan Amount	2,592	3,321	8,512	1,260	252	2,481	18,418	8.43%	18,419
Average interest rate	2.83%	2.47%	2.38%	2.53%	3.58%	0.89%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	22	22	23	22	22	82	193	0.09%	209
Average interest rate	2.46%	2.46%	2.46%	2.46%	2.46%	2.42%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	2,936	—	—	—	—	2,936	1.34%	2,936
Average interest rate	—	1.79%	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	247	247	0.11%	241
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	—	1,500	—	—	—	—	1,500	0.69%	1,476
Average interest rate	—	4.11%	—	—	—	—	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	30,000	—	15,000	40,000	—	11,000	96,000	43.93%	93,637
Average interest rate	2.49%	—	3.35%	3.97%	—	4.60%	—	—	—
Total	37,871	14,443	70,639	61,974	13,416	20,203	218,546	100.00%	215,329

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

Fees and Payments from the Depositary to Us

From January 1, 2013 to December 31, 2013, we received from the depositary a reimbursement of US$324,022.25, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs. In addition, the depositary has agreed to reimburse us certain amount per year of the facility, including but not limited to, investor relations expenses or any other American depositary receipts program related expenses. The amount of such reimbursements is subject to certain limits.

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

Management’s Report on Internal Control over Financial Reporting

Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our company’s management, including our principal executive officer and principal financial officer, our company evaluated the effectiveness of the its internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our company’s management has concluded that its internal control over financial reporting was effective as of December 31, 2013.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of our company’s internal control over financial reporting as of December 31, 2013 has been audited by KPMG, our company’s independent registered public accountants, as stated in its report attached hereto.

Attestation Report of the Registered Public Accounting Firm

The Board of Directors and Shareholders

PetroChina Company Limited:

We have audited PetroChina Company Limited’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). PetroChina Company Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on PetroChina Company Limited’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, PetroChina Company Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of PetroChina Company Limited and its subsidiaries as of December 31, 2013, and the related consolidated statements of comprehensive income, cash flows and changes in equity for the year then ended, and our report dated April 25, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

April 25, 2014

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2013, there were no changes in the company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting.

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

2. Next, click on “Corporate Governance Structure”.

3. Finally, click on “Code of Ethics for Senior Management” or “Code of Ethics for Employees of PetroChina Company Limited”.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG has served as PetroChina’s independent registered public accountant for the fiscal year ended December 31, 2013, for which audited financial statements appear in this annual report on Form 20-F. The Company’s auditor is elected annually at the annual general meeting of PetroChina. The office of KPMG is located at 8th Floor, Prince’s Building, 10 Chater Road, Central, Hong Kong.

PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), or PwC has served as PetroChina’s independent registered public accountant for the years ended December 31, 2011 and December 31, 2012. The office of PwC is located at Prince’s Building, 22nd Floor, Central, Hong Kong.

The following table presents the aggregate fees for professional audit services and other services rendered by PwC and KPMG to PetroChina for each of the years ended December 31, 2012 and 2013.

	December 31,
	2012	2013
	RMB	RMB
	(In millions)
Audit fees	61	53
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

Total	61	53

The auditors’ remuneration above represents the annual audit fees paid by our company. The remuneration to KPMG does not include fees of RMB 28 million paid by our subsidiaries to KPMG and its network firms which primarily relates to audit and other related services for the year ended December 31, 2013. The remuneration to PwC does not include fees of RMB 51 million paid by our subsidiaries to PwC and its network firms which primarily relates to audit and other related services for the year ended December 31, 2012.

Audit Committee Pre-approved Policies and Procedures

Currently, all audit services to be provided by our independent registered public accountants, KPMG, must be approved by our audit committee.

During 2013, services relating to all non-audit-related fees provided to us by KPMG were approved by our audit committee in accordance with the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

ITEM 16F — CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In accordance with the relevant regulations concerning restrictions on the years of a registered public accountant to consecutively provide financial auditing services to an enterprise directly owned by the central government as well as its affiliates, promulgated by the Ministry of Finance of the People’s Republic of China and the State-owned Assets Supervision and Administration Commission of the State Council, or the SASAC, effective from the conclusion of our annual general meeting held on May 23, 2013, PwC retired as our independent registered public accountant and KPMG was appointed as our independent registered public accountant.

PwC’s report on our company’s consolidated financial statements as of and for the two fiscal years ended December 31, 2011 and 2012 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of our company’s consolidated financial statements for each of the two fiscal years ended December 31, 2011 and 2012 and through April 26, 2013, we did not have any “disagreements” (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F) with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedure, which, if not resolved to the satisfaction of PwC, would have caused them to make reference thereto in their reports on the consolidated financial statements for such years. There were no “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F) during the two fiscal years ended December 31, 2011 and 2012 and through April 26, 2013.

We provided a copy of the foregoing disclosure to PwC and requested that PwC furnished a letter addressed to the SEC stating whether or not PwC agrees with such disclosure, and if not, stating the respects in which they do not agree. A copy of the letter from PwC addressed to the SEC, dated April 26, 2013, was filed as Exhibit 15.5 to our annual report on Form 20-F filed with the SEC on April 26, 2013.

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

Director Independence

Under the NYSE corporate governance rule 303A.01, a listed company must have a majority of independent directors on its board of directors. A company of which more than 50% of the voting power is held by an individual, a group or another company, or a controlled company, is not required to comply with this requirement. We are not required under the PRC Company Law and the HKSE Listing Rules to have a majority of independent directors on our board of directors. As of the date of this report, five of our eleven directors were independent non-executive directors.

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

ITEM 18 — FINANCIAL STATEMENTS

See page F-1 to F-57 following Item 19.

ITEM 19 — EXHIBITS

(a) See Item 18 for a list of the financial statements as part of this annual report.

(b) Exhibits to this annual report.

Exhibit Number	Description of Exhibits

1.1	Articles of Association (as amended on May 23, 2013) (English translation)(5)

4.1	Form of Non-competition Agreement between CNPC and PetroChina (together with English translation)(1)

4.2	Form of Comprehensive Products and Services Agreement between CNPC and PetroChina (together with English translation)(1)

4.3	Form of Land Use Rights Leasing Contract between CNPC and PetroChina (together with English translation)(1)

4.4	Form of Buildings Leasing Contract between CNPC and PetroChina (together with English translation)(1)

Exhibit Number	Description of Exhibits

4.5	Form of Trademark Licensing Contract between CNPC and PetroChina (together with English translation)(1)

4.6	Form of Patent and Know-how Licensing Contract between CNPC and PetroChina (together with English translation)(1)

4.7	Form of Computer Software Licensing Contract between CNPC and PetroChina (together with English translation)(1)

4.8	Form of Contract for Transfer of Rights under Production Sharing Contracts between CNPC and PetroChina (together with English translation)(1)

4.9	Form of Guarantee of Debts Contract between CNPC and PetroChina (together with English translation)(1)

4.10	Form of Contract for the Supervision of Certain Sales Enterprises between CNPC and PetroChina (together with English translation)(1)

4.11	Form of Agreement for Transfer of Rights and Interests under the Crude Oil Premium and Discount Calculation Agreement between China Petrochemical Corporation, CNPC and PetroChina (together with English translation)(1)

4.12	Form of Agreement for the Transfer of Rights and Interests under the Retainer Contracts relating to Oil Exploration and Exploitation in Lengjiapu Area, Liaohe Oil Region and No. 9.1-9.5 Areas, Karamay Oil Field (together with English translation)(1)

4.13	Annual Crude Oil Mutual Supply Framework Agreement, dated January 1, 2014, between China Petroleum and Chemical Corporation and PetroChina (English translation)

4.14	Supplemental Agreement to the Land Use Rights Leasing Contract, dated August 25, 2011, between CNPC and PetroChina (English translation)(3)

4.15	Amended Buildings Leasing Contract, dated August 25, 2011, between CNPC and PetroChina (English translation)(3)

4.16	Finance Lease Agreement, dated August 23, 2012, between Sichuan Petrochemical and Kunlun Finance Leasing (English translation)(4)

4.17	Joint Venture Contract for PetroChina United Pipelines Co., Ltd. (English translation)(6)

8.1	List of major subsidiaries

11.1	Code of Ethics for Senior Management(2)

11.2	Code of Ethics for Employees(2)

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Reserve Report for the year ended on December 31, 2013 prepared by DeGolyer and MacNaughton

15.2	Reserve Report for the year ended on December 31, 2013 prepared by Gaffney, Cline & Associates (Consultants) Pte Ltd.

Exhibit Number	Description of Exhibits

15.3	Reserve Report for the year ended on December 31, 2013 prepared by Gaffney, Cline & Associates Inc.

15.4	Reserve Report for the year ended on December 31, 2013 prepared by McDaniel & Associates Consultants, Ltd.

15.5	Reserve Report for the year ended on December 31, 2013 prepared by GLJ Petroleum Consultants

15.6	Letter from PwC regarding Item 16F of this annual report(4)

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11566) filed with the Commission, as declared effective on March 29, 2000.
(2)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-15006) filed with the Commission.
(3)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 1-15006) filed with the Commission.
(4)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 1-15006) filed with the Commission.
(5)	Incorporated by reference to our report on Form 6-K (File No. 1-15006) filed with the Commission on May 23, 2013.
(6)	Incorporated by reference to our report on Form 6-K (File No. 1-15006) filed with the Commission on June 14, 2013.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROCHINA COMPANY LIMITED

/s/ Wu Enlai
Name: Wu Enlai
Title: Secretary to Board of Directors

Date: April 25, 2014

Report of Independent Registered Public Accounting Firm

To the Shareholders of PetroChina Company Limited:

In our opinion, the consolidated statement of financial position as of December 31, 2012 and the related consolidated statement of comprehensive income, of changes in equity and of cash flows for each of two years in the period ended December 31, 2012 present fairly, in all material respects, the financial position of PetroChina Company Limited (the “Company”) and its subsidiaries at December 31, 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers

Hong Kong

April 26, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

PetroChina Company Limited:

We have audited the accompanying consolidated statement of financial position of PetroChina Company Limited and its subsidiaries as of December 31, 2013, and the related consolidated statements of comprehensive income, cash flows and changes in equity for the year then ended. These consolidated financial statements are the responsibility of the PetroChina Company Limited’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PetroChina Company Limited and its subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), PetroChina Company Limited’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 25, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

April 25, 2014

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2013, 2012 and 2011

(Amounts in millions, except for the per share data)

	Notes	2013	2012	2011
		RMB	RMB	RMB
TURNOVER	6	2,258,124	2,195,296	2,003,843

OPERATING EXPENSES
Purchases, services and other		(1,464,805)	(1,411,036)	(1,227,533)
Employee compensation costs	8	(116,422)	(106,189)	(97,162)
Exploration expenses, including exploratory dry holes		(25,301)	(23,972)	(23,908)
Depreciation, depletion and amortization		(163,365)	(151,975)	(138,073)
Selling, general and administrative expenses		(79,021)	(74,692)	(69,969)
Taxes other than income taxes	9	(248,086)	(254,921)	(266,343)
Other income, net		27,518	2,008	1,606

TOTAL OPERATING EXPENSES		(2,069,482)	(2,020,777)	(1,821,382)

PROFIT FROM OPERATIONS		188,642	174,519	182,461

FINANCE COSTS
Exchange gain		4,157	3,339	2,662
Exchange loss		(4,105)	(3,208)	(3,598)
Interest income		2,222	2,063	2,674
Interest expense	10	(23,081)	(18,164)	(10,886)

TOTAL NET FINANCE COSTS		(20,807)	(15,970)	(9,148)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	17	10,228	8,262	10,902

PROFIT BEFORE INCOME TAX EXPENSE	7	178,063	166,811	184,215
INCOME TAX EXPENSE	12	(35,789)	(36,191)	(38,256)

PROFIT FOR THE YEAR		142,274	130,620	145,959

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS
Currency translation differences		(11,432)	(151)	(5,408)
Fair value gain /(loss) from available-for-sale financial assets, net of tax		45	(18)	(130)
Share of the other comprehensive (loss)/ income of associates and joint ventures accounted for using the equity method		(218)	127	132

OTHER COMPREHENSIVE LOSS, NET OF TAX		(11,605)	(42)	(5,406)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		130,669	130,578	140,553

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		129,599	115,326	132,961
Non-controlling interests		12,675	15,294	12,998

		142,274	130,620	145,959

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		120,577	115,340	129,055
Non-controlling interests		10,092	15,238	11,498

		130,669	130,578	140,553

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY	14	0.71	0.63	0.73

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2013 and 2012

	Notes	2013	2012
		RMB	RMB
		(Amounts in millions)
NON-CURRENT ASSETS
Property, plant and equipment	16	1,648,823	1,569,888
Investments in associates and joint ventures	17	116,700	80,042
Available-for-sale financial assets	18	1,641	1,800
Advance operating lease payments	20	62,449	56,162
Intangible and other non-current assets	21	67,270	63,048
Deferred tax assets	31	11,226	1,443
Time deposits with maturities over one year		3,048	3,708

TOTAL NON-CURRENT ASSETS		1,911,157	1,776,091

CURRENT ASSETS
Inventories	22	227,017	214,117
Accounts receivable	23	64,027	64,450
Prepaid expenses and other current assets	24	68,299	58,012
Notes receivable	25	14,360	9,981
Time deposits with maturities over three months but within one year		5,843	2,850
Cash and cash equivalents	26	51,407	43,395

TOTAL CURRENT ASSETS		430,953	392,805

CURRENT LIABILITIES
Accounts payable and accrued liabilities	27	383,004	351,456
Income taxes payable		16,013	12,708
Other taxes payable		53,705	59,337
Short-term borrowings	28	192,767	151,247

TOTAL CURRENT LIABILITIES		645,489	574,748

NET CURRENT LIABILITIES		(214,536)	(181,943)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,696,621	1,594,148

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	29	183,021	183,021
Retained earnings		669,300	603,808
Reserves	30	280,414	277,181

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,132,735	1,064,010
NON-CONTROLLING INTERESTS		137,200	116,738

TOTAL EQUITY		1,269,935	1,180,748

NON-CURRENT LIABILITIES
Long-term borrowings	28	302,862	293,774
Asset retirement obligations	32	94,531	83,928
Deferred tax liabilities	31	15,166	22,286
Other long-term obligations		14,127	13,412

TOTAL NON-CURRENT LIABILITIES		426,686	413,400

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,696,621	1,594,148

The accompanying notes are an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2013, 2012 and 2011

	2013	2012	2011
	RMB	RMB	RMB
	(Amounts in millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the year	142,274	130,620	145,959
Adjustments for:
Income tax expense	35,789	36,191	38,256
Depreciation, depletion and amortization	163,365	151,975	138,073
Capitalized exploratory costs charged to expense	12,036	11,917	12,302
Safety fund reserve	4,898	3,895	3,673
Share of profit of associates and joint ventures	(10,228)	(8,262)	(10,902)
Reversal of provision for impairment of receivables, net	(51)	(30)	(137)
Write down in inventories, net	360	543	478
Impairment of available-for-sale financial assets	7	5	—
Impairment of investments in associates and joint ventures	—	4	—
Loss on disposal of property, plant and equipment	3,543	3,487	3,047
Gain on disposal of certain pipeline net assets and operations	(24,822)	—	—
(Gain) /loss on disposal of other non-current assets	(28)	(46)	82
Dividend income	(363)	(339)	(213)
Interest income	(2,222)	(2,063)	(2,674)
Interest expense	23,081	18,164	10,886
Changes in working capital:
Accounts receivable, prepaid expenses and other current assets	(13,621)	(13,412)	(36,793)
Inventories	(13,887)	(32,586)	(39,942)
Accounts payable and accrued liabilities	17,205	(18,928)	74,439

CASH FLOWS GENERATED FROM OPERATIONS	337,336	281,135	336,534
Income taxes paid	(48,807)	(41,847)	(46,379)

NET CASH FLOWS FROM OPERATING ACTIVITIES	288,529	239,288	290,155

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS — (Continued)

For the Years Ended December 31, 2013, 2012 and 2011

	2013	2012	2011
	RMB	RMB	RMB
	(Amounts in millions)
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(304,100)	(311,744)	(267,975)
Acquisition of investments in associates and joint ventures	(4,278)	(7,238)	(5,931)
Acquisition of available-for-sale financial assets	(13)	(22)	(77)
Advance payments on long-term operating leases	(3,172)	(11,734)	(14,914)
Acquisition of intangible assets and other non-current assets	(2,951)	(7,383)	(5,568)
Purchase of non-controlling interests	(99)	(202)	(713)
Acquisition of subsidiaries	—	(35)	(2,995)
Proceeds from disposal of property, plant and equipment	38,687	493	802
Proceeds from disposal of other non-current assets	397	136	457
Interest received	2,074	1,812	2,526
Dividends received	9,628	7,134	7,532
(Increase) /decrease in time deposits with maturities over three months	(2,683)	(3,443)	3,218

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(266,510)	(332,226)	(283,638)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(476,943)	(364,498)	(366,561)
Repayments of long-term borrowings	(69,993)	(84,433)	(18,276)
Interest paid	(21,389)	(19,266)	(11,497)
Dividends paid to non-controlling interests	(5,404)	(7,499)	(3,633)
Dividends paid to owners of the Company	(53,470)	(58,041)	(63,300)
Increase in short-term borrowings	446,845	408,509	369,749
Increase in long-term borrowings	154,373	167,049	101,323
Capital contribution from non-controlling interests	14,415	31,366	2,522
Capital reduction of subsidiaries	(10)	(21)	(1,239)
(Decrease) /increase in other long-term obligations	(663)	2,190	171

NET CASH FLOWS (USED FOR) / FROM FINANCING ACTIVITIES	(12,239)	75,356	9,259

TRANSLATION OF FOREIGN CURRENCY	(1,768)	(195)	(313)

Increase/ (decrease) in cash and cash equivalents	8,012	(17,777)	15,463
Cash and cash equivalents at beginning of the year	43,395	61,172	45,709

Cash and cash equivalents at end of the year	51,407	43,395	61,172

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2013, 2012 and 2011

	Attributable to owners of the Company				Non-controlling interests	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB
	(Amounts in millions)
Balance at January 1, 2011	183,021	499,288	256,617	938,926	71,203	1,010,129

Total comprehensive income for the year ended December 31, 2011	—	132,961	(3,906)	129,055	11,498	140,553
Special reserve-safety fund reserve	—	416	616	1,032	(6)	1,026
Transfer to reserves	—	(12,643)	12,643	—	—	—
Dividends	—	(63,300)	—	(63,300)	(5,894)	(69,194)
Acquisition of subsidiaries	—	—	—	—	166	166
Transaction with non-controlling interests in subsidiaries	—	—	(2,904)	(2,904)	(1,134)	(4,038)
Capital contribution from non-controlling interests	—	—	—	—	5,280	5,280
Capital reduction of a subsidiary	—	—	—	—	(1,239)	(1,239)
Disposal of subsidiaries	—	—	—	—	(43)	(43)
Other	—	(5)	(59)	(64)	(30)	(94)

Balance at December 31, 2011	183,021	556,717	263,007	1,002,745	79,801	1,082,546

Total comprehensive income for the year ended December 31, 2012	—	115,326	14	115,340	15,238	130,578
Special reserve-safety fund reserve	—	161	947	1,108	26	1,134
Transfer to reserves	—	(10,343)	10,343	—	—	—
Dividends	—	(58,041)	—	(58,041)	(7,303)	(65,344)
Acquisition of subsidiaries	—	—	(77)	(77)	686	609
Transaction with non-controlling interests in subsidiaries	—	—	320	320	(522)	(202)
Capital contribution from non-controlling interests	—	—	2,279	2,279	29,097	31,376
Capital reduction of a subsidiary	—	—	—	—	(21)	(21)
Disposal of subsidiaries	—	—	—	—	(173)	(173)
Other	—	(12)	348	336	(91)	245

Balance at December 31, 2012	183,021	603,808	277,181	1,064,010	116,738	1,180,748

Total comprehensive income/ (loss) for the year ended December 31, 2013	—	129,599	(9,022)	120,577	10,092	130,669
Special reserve-safety fund reserve	—	2,779	(1,132)	1,647	43	1,690
Transfer to reserves	—	(13,436)	13,436	—	—	—
Dividends	—	(53,470)	—	(53,470)	(4,147)	(57,617)
Acquisition of subsidiaries	—	—	—	—	117	117
Transaction with non-controlling interests in subsidiaries	—	—	—	—	(99)	(99)
Capital contribution from non-controlling interests	—	—	(20)	(20)	14,435	14,415
Capital reduction of a subsidiary	—	—	—	—	(10)	(10)
Disposal of subsidiaries	—	—	1	1	(117)	(116)
Other	—	20	(30)	(10)	148	138

Balance at December 31, 2013	183,021	669,300	280,414	1,132,735	137,200	1,269,935

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in millions, except for the per share data and otherwise stated)

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

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

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

Certain comparative figures have been reclassified to conform with presentation adopted in the financial statements.

3	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of consolidation

Subsidiaries are entities controlled by the Group. The group controls an entity when it is exposed to, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

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

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

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

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated loss and is tested for impairment as part of the overall balance. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired associate at the date of acquisition. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

A listing of the Group’s principal associates is shown in Note 17.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(c) Investments in joint ventures

Ventures are arrangements in which the Group with one or more parties have joint control, whereby the Group has rights to the net assets of the arrangements, rather than rights to their assets and obligations for their liabilities. The Group’s interests in joint ventures are accounted for by the equity method of accounting (Note 3(b)) in the consolidated financial statements.

A listing of the Group’s principal joint ventures is shown in Note 17.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

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

As of January 1, 2013, the management has revised the estimates of useful lives from 14 to 30 years of the Group’s long-distance pipelines with reference to the practices commonly adopted by the companies within the same industry and the physical condition of the relevant assets. The change resulted in an increase in profit for the year ended December 31, 2013 amounting to approximately RMB 7,290 million, before tax.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

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

Available-for-sale financial assets are measured at fair value except where there are no quoted market prices in active markets and the fair values cannot be reliably measured using valuation techniques. Available-for-sale financial assets that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are carried at cost. Changes in the fair value of monetary and non-monetary securities classified as

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

available for sale are recognized in other comprehensive income. Financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in the income statement within “other income/ (expenses), net” in the period in which they arise.

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

(k) Inventories

Inventories include oil products, chemical products and materials and supplies which are stated at the lower of cost and net realizable value. Cost is primarily determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labor, other direct costs and related production overheads, but excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

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

(u) New accounting developments

(i) New and amended standards adopted by the Group

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with a date of initial application of January 1, 2013.

•	IFRS 10 Consolidated financial statements (2011)
•	IFRS 11 Joint arrangements
•	IFRS 12 Disclosure of interests in other entities

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

•	IFRS 13 Fair value adjustments
•	“Presentation of financial statement” regarding other comprehensive income (Amendment to IAS 1)

The Group has evaluated the impact of the new standards and amendments to standards on the consolidated financial statements, and no significant impact is identified.

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 (2010) introduces additional changes relating to financial liabilities. The IASB currently has an active project to make limited amendments to address the impairment of financial assets and hedge accounting.

IFRS 9 (2010) and (2009) are effective for annual periods beginning on or after 1 January 2015, with early adoption permitted. The adoption of these standards is expected to have an impact on the Group’s financial assets, but no impact on the Group’s financial liabilities.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

4.2 Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimize returns for owners and to minimize its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings/ (interest-bearing borrowings + total equity). The gearing ratio at December 31, 2013 is 28.1% (December 31, 2012: 27.4%).

4.3 Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2013 and 2012 are disclosed in the respective accounting policies.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

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

7	PROFIT BEFORE INCOME TAX EXPENSE

	2013	2012	2011
	RMB	RMB	RMB
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	358	339	213
Reversal of provision for impairment of receivables	80	45	164
Reversal of write down in inventories	53	81	127
Government grants(i)	10,347	9,406	6,734
Gain on disposal of certain pipeline net assets and operations(ii)	24,822	—	—

Charged
Amortization of intangible and other assets	3,695	3,215	2,742
Auditors’ remuneration(iii)	53	61	70
Cost of inventories recognized as expense	1,676,539	1,610,847	1,401,376
Provision for impairment of receivables	29	15	27
Loss on disposal of property, plant and equipment	3,543	3,487	3,047
Operating lease expenses	11,902	10,827	9,262
Research and development expenses	14,157	14,453	13,224
Write down in inventories	413	624	605

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(ii)

In June 2013, the Company entered into a contract with two other parties to establish a joint venture named PetroChina United Pipelines Co., Ltd. (the “JV Company”). The Company contributed certain pipeline net assets and operations to the JV Company and holds 50% equity interest in the JV Company. The other parties contributed cash totalling RMB 60 billion and together hold the remaining 50% equity interest in the JV Company. The gain represents the gain realised on the contribution of the abovementioned pipeline net assets and operations into the JV Company to the extent that have been sold to the other parties and is recorded as “Other Income” in the consolidated statement of comprehensive income.

(iii)

The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB 28 million payable to the Company’s current auditors and its network firms which primarily relates to audit fees paid by subsidiaries and other audit related services (2012: RMB 51 million and 2011: RMB 44 million payable to the Company’s previous auditors and its network firms which primarily relates to audit fees paid by subsidiaries and other audit related services).

8	EMPLOYEE COMPENSATION COSTS

	2013	2012	2011
	RMB	RMB	RMB
Wages, salaries and allowances	75,691	68,790	64,526
Social security costs	40,731	37,399	32,636

	116,422	106,189	97,162

Social security costs mainly represent contributions to plans for staff welfare organized by the PRC municipal and provincial governments and others including contributions to the retirement benefit plans (Note 33).

9	TAXES OTHER THAN INCOME TAXES

	2013	2012	2011
	RMB	RMB	RMB
Crude oil special gain levy	72,726	79,119	102,458
Consumption tax	99,800	101,416	98,795
Resource tax	28,409	28,079	19,784
Other	47,151	46,307	45,306

	248,086	254,921	266,343

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

10	INTEREST EXPENSE

	2013	2012	2011
	RMB	RMB	RMB
Interest on
Bank loans
— wholly repayable within five years	1,457	2,891	2,286
— not wholly repayable within five years	7	49	65
Other loans
— wholly repayable within five years	20,600	12,459	7,436
— not wholly repayable within five years	203	3,306	1,786
Accretion expense (Note 32)	4,690	4,237	3,272
Less: Amounts capitalized	(3,876)	(4,778)	(3,959)

	23,081	18,164	10,886

Amounts capitalized are borrowing costs that are attributable to the construction of a qualifying asset. The average interest rate used to capitalize such general borrowing cost was 5.76% per annum for the year ended December 31, 2013.

11	EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of directors and supervisors for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013				2012	2011
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Chairman:
Mr. Jiang Jiemin(i)	—	—	—	—	—	—
Mr. Zhou Jiping(i)	—	1,161	51	1,212	1,128	1,012

Vice Chairman(i):

Executive directors:
Mr. Liao Yongyuan	—	1,073	51	1,124	976	961
Mr. Wang Dongjin(ii) (iv)	—	1,015	51	1,066	—	—
Mr. Ran Xinquan(ii) (iv)	—	368	34	402	930	617

	—	2,456	136	2,592	1,906	1,578

Non-executive directors:
Mr. Wang Yilin(iv)	—	—	—	—	—	—
Mr. Zeng Yukang(iv)	—	—	—	—	—	—
Mr. Wang Fucheng(iv)	—	—	—	—	—	—
Mr. Li Xinhua	—	—	—	—	—	—
Mr. Wang Guoliang	—	—	—	—	—	—
Mr. Yu Baocai(iv)	—	—	—	—	—	—
Mr. Jiang Fan(iv)	—	—	—	—	—	148

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

	2013				2012	2011
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Mr. Chee-Chen Tung(iv)	—	—	—	—	—	212
Mr. Liu Hongru	243	—	—	243	222	238
Mr. Franco Bernabè	244	—	—	244	233	239
Mr. Li Yongwu	252	—	—	252	241	247
Mr. Cui Junhui	255	—	—	255	260	47
Mr. Chen Zhiwu(iv)	219	—	—	219	242	22

	1,213	—	—	1,213	1,198	1,153

Supervisors:
Mr. Chen Ming(vi)	—	—	—	—	—	—
Mr. Wang Lixin(vi)	—	—	—	—	—	—
Mr. Guo Jinping(v)	—	—	—	—	—	—
Mr. Wen Qingshan(iii)	—	—	—	—	—	—
Mr. Sun Xianfeng(iii)	—	—	—	—	—	—
Mr. Yu Yibo(v)	—	—	—	—	—	—
Mr. Li Qingyi(iii)	—	—	—	—	—	—
Mr. Wang Yawei(v)	—	—	—	—	—	157
Mr. Qin Gang(v)	—	—	—	—	—	169
Ms. Wang Shali(v)	—	—	—	—	—	—
Mr. Wang Guangjun(v)	—	728	51	779	794	624
Mr. Yao Wei(v)	—	806	51	857	854	626
Mr. Liu Hehe(v)	—	660	50	710	726	543
Mr. Li Yuan(v)	—	—	—	—	—	110
Mr. Wang Daocheng	228	—	—	228	228	235
Mr. Fan Fuchun(iii)	145	—	—	145	—	—

	373	2,194	152	2,719	2,602	2,464

	1,586	5,811	339	7,736	6,834	6,207

(i)	Mr. Jiang Jiemin ceased being the chairman from March 18, 2013; Mr. Zhou Jiping was elected as the chairman and ceased being the vice chairman from April 25, 2013.
(ii)	Mr. Wang Dongjin is also as the Chief Executive;
(iii)	Mr. Ran Xinquan ceased being the executive director from August 26, 2013.
(iv)

Mr. Sun Xianfeng ceased being a supervisor from May 23, 2013, and Mr. Li Qingyi and Mr. Fan Fuchun were elected as supervisors from that date; Mr. Wen Qingshan ceased being a supervisor from December 17, 2013.

(v)

Mr. Wang Yilin ceased being a director from April 15, 2011; Mr. Zeng Yukang, Mr. Wang Fucheng, Mr. Jiang Fan, Mr. Chee-Chen Tung ceased being directors from May 18, 2011, and Mr. Wang Dongjin, Mr. Yu Baocai, Mr. Ran Xinquan, Mr. Chen Zhiwu were elected as directors from that date.

(vi)

Mr. Yu Yibo, Mr. Wang Yawei, Mr. Qin Gang, Ms. Wang Shali ceased being supervisors from May 18, 2011 and Mr. Guo Jinping, Mr. Wang Guangjun, Mr. Yao Wei, Mr. Liu Hehe were elected as supervisors from that date; Mr. Li Yuan ceased being a supervisor from June 15, 2011.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(vii)	Mr. Chen Ming ceased being the Chairman of the Supervisory Committee from October 20, 2011 and Mr. Wang Lixin was elected as the Chairman of the Supervisory Committee from that date.
(viii)

Emoluments set out above exclude RMB 3.31 paid to directors of the Company for the year of 2010, 2011 and 2012 of the deferred merit pay in accordance with relevant requirements by the PRC government in 2013.

None of the directors and supervisors has waived their remuneration during the year ended December 31, 2013 (2012: None, 2011: None).

The five highest paid individuals in the Company for the year ended December 31, 2013 include four directors and one supervisor whose emoluments are reflected in the analysis shown above.

The five highest paid individuals in the Company for the year ended December 31, 2012 include three directors and one supervisor whose emoluments are reflected in the analysis shown above; and one key management whose emoluments are below RMB 1 (the salaries, allowances and other benefits and contribution to retirement benefit scheme totaling RMB 0.803 and RMB 0.046, respectively).

During 2013, 2012 and 2011, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

12	INCOME TAX EXPENSE

	2013	2012	2011
	RMB	RMB	RMB
Current taxes	52,112	35,916	39,592
Deferred taxes (Note 31)	(16,323)	275	(1,336)

	35,789	36,191	38,256

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

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2013	2012	2011
	RMB	RMB	RMB
Profit before income tax expense	178,063	166,811	184,215
Tax calculated at a tax rate of 25%	44,516	41,703	46,054
Prior year tax adjustment	1,005	92	1,009
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	2,351	3,106	3,361
Effect of preferential tax rate	(15,687)	(8,461)	(12,793)
Effect of change in statutory income tax rates on deferred taxes	—	—	705
Tax effect of income not subject to tax	(3,743)	(4,036)	(3,751)
Tax effect of expenses not deductible for tax purposes	7,347	3,787	3,671

Income tax expense	35,789	36,191	38,256

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

13	PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY

The profit attributable to owners of the Company is dealt with in the consolidated financial statements of the Group to the extent of RMB 129,599 for the year ended December 31, 2013 (2012: RMB 115,326, 2011: RMB 132,961).

14	BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the year ended December 31, 2013, 2012 and 2011 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

15	DIVIDENDS

	2013	2012	2011
	RMB	RMB	RMB
Interim dividends attributable to owners of the Company for 2013(a)	29,485	—	—
Proposed final dividends attributable to owners of the Company for 2013(b)	28,835	—	—
Interim dividends attributable to owners of the Company for 2012(c)	—	27,912	—
Final dividends attributable to owners of the Company for 2012(d)	—	23,985	—
Interim dividends attributable to owners of the Company for 2011(e)	—	—	29,703
Final dividends attributable to owners of the Company for 2011(f)	—	—	30,129

	58,320	51,897	59,832

(a)	Interim dividends attributable to owners of the Company in respect of 2013 of RMB 0.16110 yuan per share amounting to a total of RMB 29,485 were paid on October 24, 2013.
(b)

At the twelfth meeting of the Fifth Session of the Board of the Company, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2013 of RMB 0.15755 yuan per share amounting to a total of RMB 28,835. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2014 when approved at the forthcoming Annual General Meeting.

(c)	Interim dividends attributable to owners of the Company in respect of 2012 of RMB 0.15250 yuan per share amounting to a total of RMB 27,912 were paid on October 24, 2012.
(d)	Final dividends attributable to owners of the Company in respect of 2012 of RMB 0.13106 yuan per share amounting to a total of RMB 23,985 were paid on July 18, 2013.
(e)	Interim dividends attributable to owners of the Company in respect of 2011 of RMB 0.16229 yuan per share amounting to a total of RMB 29,703 and were paid on October 21, 2011.
(f)	Final dividends attributable to owners of the Company in respect of 2011 of RMB 0.16462 yuan per share amounting to a total of RMB 30,129 were paid on July 12, 2012.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

16	PROPERTY, PLANT AND EQUIPMENT

Year Ended December 31, 2013	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	164,233	1,329,957	735,346	28,479	15,991	290,995	2,565,001
Additions	2,355	14,004	5,085	1,971	707	290,224	314,346
Transfers	16,608	167,015	94,650	—	1,676	(279,949)	—
Disposals or write offs	(5,251)	(7,017)	(75,378)	(2,663)	(627)	(12,038)	(102,974)
Currency translation differences	(240)	(8,585)	(292)	(44)	(335)	(694)	(10,190)

At end of the year	177,705	1,495,374	759,411	27,743	17,412	288,538	2,766,183

Accumulated depreciation and impairment
At beginning of the year	(52,820)	(596,428)	(324,356)	(14,854)	(6,540)	(115)	(995,113)
Charge for the year	(8,894)	(104,308)	(42,506)	(2,244)	(1,388)	(7)	(159,347)
Disposals or write offs or transfers	1,720	4,389	27,201	1,107	346	4	34,767
Currency translation differences	75	2,029	116	24	89	—	2,333

At end of the year	(59,919)	(694,318)	(339,545)	(15,967)	(7,493)	(118)	(1,117,360)

Net book value
At end of the year	117,786	801,056	419,866	11,776	9,919	288,420	1,648,823

Year Ended December 31, 2012	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	146,674	1,155,650	620,039	26,819	14,184	271,493	2,234,859
Additions	1,283	38,213	6,037	2,296	819	315,024	363,672
Transfers	18,086	148,314	115,825	—	1,169	(283,394)	—
Disposals or write offs	(1,756)	(11,500)	(6,456)	(628)	(244)	(11,917)	(32,501)
Currency translation differences	(54)	(720)	(99)	(8)	63	(211)	(1,029)

At end of the year	164,233	1,329,957	735,346	28,479	15,991	290,995	2,565,001

Accumulated depreciation and impairment
At beginning of the year	(45,965)	(511,096)	(286,911)	(13,184)	(5,571)	(125)	(862,852)
Charge for the year	(7,843)	(94,489)	(43,128)	(2,244)	(1,147)	(2)	(148,853)
Disposals or write offs or transfers	960	8,893	5,633	568	182	12	16,248
Currency translation differences	28	264	50	6	(4)	—	344

At end of the year	(52,820)	(596,428)	(324,356)	(14,854)	(6,540)	(115)	(995,113)

Net book value
At end of the year	111,413	733,529	410,990	13,625	9,451	290,880	1,569,888

The depreciation charge of the Group for the year ended December 31, 2013 included impairment losses of RMB 3,857 (2012: RMB 458 and RMB 981, 2011: RMB 953 and RMB 7,462 primarily related to certain of the

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Group’s oil and gas properties and refinery and chemical production facilities) primarily related to certain of the Group’s chemical production facilities. The impairment of these properties is due primarily to higher production costs and operating costs. The carrying values of these assets were written down to their recoverable values.

The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2013, 2012 and 2011.

	2013	2012	2011
	RMB	RMB	RMB
At beginning of the year	22,338	20,184	20,351
Additions to capitalized exploratory well costs pending the determination of proved reserves	30,640	28,639	26,600
Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(16,433)	(14,568)	(14,465)
Capitalized exploratory well costs charged to expense	(12,038)	(11,917)	(12,302)

At end of the year	24,507	22,338	20,184

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed.

	December 31, 2013	December 31, 2012
	RMB	RMB
One year or less	18,736	20,099
Over one year	5,771	2,239

Balance at December 31	24,507	22,338

RMB 5,771 at December 31, 2013 (December 31, 2012: RMB 2,239) of capitalized exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.

17	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The summarized financial information of the Group’s principal associates and joint ventures, including the aggregated amounts of assets, liabilities, turnover, profit or loss and the interest held by the Group were as follows:

Name	Country of Incorporation	Assets RMB	Liabilities RMB	Turnover RMB	Profit/(loss) RMB	Interest Held %
As of or for the year ended December 31, 2013:
Dalian West Pacific Petrochemical Co., Ltd.	PRC	11,851	16,109	34,839	(828)	28.44
China Marine Bunker (PetroChina) Co., Ltd.	PRC	8,035	5,473	56,464	73	50.00
China Petroleum Finance Co., Ltd.	PRC	649,208	613,930	15,103	5,237	49.00
Arrow Energy Holdings Pty Ltd.	Australia	46,331	18,918	1,188	(3,910)	50.00
PetroChina United Pipelines Co., Ltd.(i)	PRC	82,984	2,527	10,326	4,333	50.00
CNPC Captive Insurance Co., Ltd.(ii)	PRC	5,068	69	37	(1)	49.00

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Name	Country of Incorporation	Assets RMB	Liabilities RMB	Turnover RMB	Profit/(loss) RMB	Interest Held %
As of or for the year ended December 31, 2012:
Dalian West Pacific Petrochemical Co., Ltd.	PRC	9,026	12,462	38,738	(1,974)	28.44
China Marine Bunker (PetroChina) Co., Ltd.	PRC	11,152	8,634	58,018	(618)	50.00
China Petroleum Finance Co., Ltd.	PRC	593,445	562,778	13,824	4,688	49.00
Arrow Energy Holdings Pty Ltd.	Australia	54,894	19,925	1,162	(3,592)	50.00
PetroChina United Pipelines Co., Ltd.(i)	—	—	—	—	—	—
CNPC Captive Insurance Co., Ltd.(ii)	—	—	—	—	—	—

(i)	In June 2013, PetroChina United Pipelines Company Limited, in which the Group has a 50% equity interest, was established with a registered capital of 40,000 million.
(ii)	In December 2013, CNPC Captive Insurance Company Limited, in which the Group has a 49% equity interest, was established with a registered capital of 5,000 million.

Dividends received and receivable from associates and joint ventures were RMB 9,226 in 2013 (2012: RMB 5,345, 2011: RMB 9,198).

In 2013, investments in associates and joint ventures of RMB 238 (2012: RMB 29, 2011: RMB 67) were disposed of, resulting in a gain of RMB 11 (2012: a gain of RMB 3, 2011: a loss of RMB 3).

In 2013, the share of profit and other comprehensive income in all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 7,313 million (2012: RMB 8,144 million) and RMB 15 million (2012: RMB 2 million), respectively.

Interest in Associates

Summarized financial information in respect of the Group’s principal associates and reconciliation to carrying amount is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	28.44	28.44	49.00	49.00	49.00	NA
Current assets	8,891	6,136	336,964	370,809	5,055	NA
Non-current assets	2,960	2,890	312,244	222,636	13	NA
Current liabilities	15,718	11,462	583,708	536,976	69	NA
Non-current liabilities	391	1,000	30,222	25,802	—	NA
Net assets	(4,258)	(3,436)	35,278	30,667	4,999	NA
Group’s share of net assets	—	—	17,286	15,026	2,449	NA
Goodwill	—	—	349	349	—	NA
Carrying amount of interest in associates	—	—	17,635	15,375	2,449	NA

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Summarized statement of comprehensive income is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	2013	2012	2013	2012	2013	2012
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	34,839	38,738	15,103	13,824	37	NA
(Loss)/profit for the year	(828)	(1,974)	5,237	4,688	(1)	NA
Other comprehensive (loss)/income	—	—	(588)	240	—	NA
Total comprehensive (loss)/income	(828)	(1,974)	4,649	4,928	(1)	NA

Interest in Joint Ventures

Summarized balance sheet in respect of the Group’s principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		PetroChina United Pipelines Co., Ltd.
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	50.00	50.00	50.00	NA
Non-current assets	2,059	2,156	45,271	53,393	81,015	NA
Current assets	5,976	8,996	1,060	1,501	1,969	NA
Including: cash and cash equivalents	1,496	1,075	582	817	6	NA
Non-current liabilities	718	752	16,974	17,295	—	NA
Including: Non-current financial liabilities excluding trade and other payables and provisions	510	527	9,530	6,802	—	NA
Current liabilities	4,755	7,882	1,944	2,630	2,527	NA
Including: Current financial liabilities excluding trade and other payables and provisions	1,656	4,040	253	276	—	NA
Net assets	2,562	2,518	27,413	34,969	80,457	NA
Net asset attributable to owners	2,370	2,344	27,413	34,969	80,457	NA
Group’s share of net assets	1,185	1,172	13,706	17,485	40,229	NA
Elimination of unrealized profit	—	—	—	—	(4,694)	NA
Elimination of transactions with the Group	—	—	(28)	(21)	—	NA
Carrying amount of interest in joint ventures	1,185	1,172	13,678	17,464	35,535	NA

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Summarized statement of comprehensive income and dividends received by the group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		PetroChina United Pipelines Co., Ltd.
	2013	2012	2013	2012	2013	2012
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	56,464	58,018	1,188	1,162	10,326	NA
Depreciation, depletion and amortization	—	—	(543)	(662)	(2,209)	NA
Interest income	18	17	14	21	3	NA
Interest expense	(79)	(92)	(987)	(822)	—	NA
Income tax expense	(34)	(26)	(1,459)	(1,465)	(1,095)	NA
Net profit/(loss)	73	(618)	(3,910)	(3,592)	4,333	NA
Total comprehensive income/(loss) 100%	43	(616)	(6,608)	(1,005)	4,333	NA
Total comprehensive income/(loss) by share	22	(308)	(3,304)	(503)	2,167	NA
Elimination of unrealized profit	—	—	—	—	(4,694)	NA
Group’s share of profit and total comprehensive income	22	(308)	(3,304)	(503)	(2,527)	NA
Dividends received by the group	—	—	—	—	1,950	NA

18	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2013	December 31, 2012
	RMB	RMB
Available-for-sale financial assets	1,961	2,118
Less: Impairment losses	(320)	(318)

	1,641	1,800

Available-for-sale financial assets comprise principally unlisted equity securities.

In 2013, available-for-sale financial assets of RMB 51 (2012: RMB 25, 2011: RMB 14) were disposed of, resulting in the realization of a loss of RMB 10 (2012: a gain of RMB 45, 2011: a gain of RMB 8).

19	SUBSIDIARIES

The principal subsidiaries of the Group are:

Company Name	Country of Incorporation	Issued Capital RMB	Type of Legal Entity	Attributable Equity Interest %	Voting rights%	Principal Activities
Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	100.00	Exploration, production and sale of crude oil and natural gas

CNPC Exploration and Development Company Limited(i)	PRC	16,100	Limited liability company	50.00	57.14	Exploration, production and sale of crude oil and natural gas in and outside the PRC

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Company Name	Country of Incorporation	Issued Capital RMB	Type of Legal Entity	Attributable Equity Interest %	Voting rights%	Principal Activities

PetroChina Hong Kong Limited	Hong Kong	HK Dollar 7,592	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC

PetroChina International Investment Company Limited	PRC	31,314	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries and joint ventures are the exploration, development and production of crude oil, natural gas, oilsands and coalbed methane outside the PRC

PetroChina International Company Limited	PRC	14,000	Limited liability company	100.00	100.00	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC

PetroChina Northwest United Pipeline Company Limited(ii)	PRC	62,500	Limited liability company	52.00	52.00	Storage, transportation and development of crude oil and natural gas, construction and related technology consulting of petroleum and natural gas pipeline project, import and export of goods and technology, purchase and sale of materials in the PRC

(i)

The Group consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(ii)

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

Summarized financial information in respect of the Group’s principal subsidiaries with significant non-controlling interests as follows:

	CNPC Exploration and Development Company Limited		PetroChina Northwest United Pipeline Company Limited
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50%	50%	52%	52%
Current assets	19,976	50,732	32,988	37,500
Non-current assets	134,796	91,281	30,530	—
Current liabilities	26,789	21,797	152	19
Non-current liabilities	20,749	18,076	—	—
Net assets	107,234	102,140	63,366	37,481

Summarized statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Northwest United Pipeline Company Limited
	2013	2012	2013	2012
	RMB	RMB	RMB	RMB
Turnover	63,260	63,685	186	—
Profit/(loss) from continuing operations	12,700	18,658	882	(19)
Total comprehensive income/(loss)	9,568	18,414	882	(19)
Profit/(loss) allocated to non-controlling interests	8,424	11,744	424	(9)
Dividends paid to non-controlling interests	3,534	7,583	—	—

Summarized statement of cash flows as follows:

	CNPC Exploration and Development Company Limited		PetroChina Northwest United Pipeline Company Limited
	2013	2012	2013	2012
	RMB	RMB	RMB	RMB
Net cash inflow/(outflow) from operating activities	9,523	18,071	(257)	—
Net cash outflow from investing activities	(5,876)	(14,481)	(24,743)	(37,500)
Net cash (outflow)/inflow from financing activities	(5,152)	(2,204)	25,000	37,500
Effect of foreign exchange rate changes on cash and cash equivalents	(420)	271	—	—
Net (decrease)/increase in cash and cash equivalents	(1,925)	1,657	—	—
Cash and cash equivalents at the beginning of the year	4,718	3,061	—	—
Cash and cash equivalents at the end of the year	2,793	4,718	—	—

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

20	ADVANCE OPERATING LEASE PAYMENTS

	December 31, 2013	December 31, 2012
	RMB	RMB
Land use rights	45,194	39,693
Advance lease payments	17,255	16,469

	62,449	56,162

Advance operating lease payments are amortized over the related lease terms using the straight-line method.

21	INTANGIBLE AND OTHER NON-CURRENT ASSETS

	December 31, 2013			December 31, 2012
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and Technical know-how	6,698	(3,809)	2,889	6,377	(3,312)	3,065
Computer software	6,416	(3,833)	2,583	5,631	(3,037)	2,594
Goodwill(i)	7,225	—	7,225	7,582	—	7,582
Other	15,832	(4,075)	11,757	14,281	(3,380)	10,901

Intangible assets	36,171	(11,717)	24,454	33,871	(9,729)	24,142

Other assets			42,816			38,906

			67,270			63,048

(i)

Goodwill primarily relates to the acquisition of Singapore Petroleum Company and Petroineos Trading Limited, completed in 2009 and 2011 respectively. The recoverable amount of all cash-generating unites has been determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management. The discount rates used are pre-tax and reflect specific risks relating to the cash-generating unit. Based on the estimated recoverable amount, no impairment was identified.

22	INVENTORIES

	December 31, 2013	December 31, 2012
	RMB	RMB
Crude oil and other raw materials	94,823	77,452
Work in progress	17,529	16,280
Finished goods	115,247	120,987
Spare parts and consumables	49	43

	227,648	214,762
Less: Write down in inventories	(631)	(645)

	227,017	214,117

The carrying amounts of inventories of the Group, which are carried at net realizable value, amounted to RMB 5,426 at December 31, 2013 (December 31, 2012: RMB 5,732).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

23	ACCOUNTS RECEIVABLE

	December 31, 2013	December 31, 2012
	RMB	RMB
Accounts receivable	64,523	65,035
Less: Provision for impairment of receivables	(496)	(585)

	64,027	64,450

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), at December 31, 2013 and 2012 is as follows:

	December 31, 2013	December 31, 2012
	RMB	RMB
Within 1 year	63,443	64,031
Between 1 and 2 years	475	306
Between 2 and 3 years	41	29
Over 3 years	68	84

	64,027	64,450

The Group offers its customers credit terms up to 180 days.

Movements in the provision for impairment of accounts receivable are as follows:

	2013	2012	2011
	RMB	RMB	RMB
At beginning of the year	585	850	1,052
Provision for impairment of accounts receivable	8	6	22
Receivables written off as uncollectible	(36)	(236)	(159)
Reversal of provision for impairment of accounts receivable	(61)	(35)	(65)

At end of the year	496	585	850

24	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31, 2013	December 31, 2012
	RMB	RMB
Other receivables	20,328	16,708
Advances to suppliers	11,462	11,300

	31,790	28,008
Less: Provision for impairment	(2,543)	(2,557)

	29,247	25,451
Value-added tax to be deducted	33,484	29,557
Prepaid expenses	945	1,229
Other current assets	4,623	1,775

	68,299	58,012

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

25	NOTES RECEIVABLE

Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and products. All notes receivable are due within one year.

26	CASH AND CASH EQUIVALENTS

The weighted average effective interest rate on bank deposits was 2.03% per annum for the year ended December 31, 2013 (2012: 2.33% per annum, 2011: 2.71% per annum).

27	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2013	December 31, 2012
	RMB	RMB
Trade payables	130,353	131,928
Advances from customers	46,804	38,131
Salaries and welfare payable	4,836	4,161
Accrued expenses	137	141
Dividends payable by subsidiaries to non-controlling shareholders	1,017	2,288
Interest payable	2,861	1,999
Construction fee and equipment cost payables	167,722	146,499
Other	29,274	26,309

	383,004	351,456

“Other” consists primarily of customer deposits.

The aging analysis of trade payables at December 31, 2013 and 2012 is as follows:

	December 31, 2013	December 31, 2012
	RMB	RMB
Within 1 year	125,459	126,933
Between 1 and 2 years	2,756	3,279
Between 2 and 3 years	911	818
Over 3 years	1,227	898

	130,353	131,928

28	BORROWINGS

	December 31, 2013	December 31, 2012
	RMB	RMB
Short-term borrowings excluding current portion of long-term borrowings	110,894	143,409
Current portion of long-term borrowings	81,873	7,838

	192,767	151,247
Long-term borrowings	302,862	293,774

	495,629	445,021

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Borrowings of the Group of RMB 44,052 were guaranteed by CNPC, its fellow subsidiaries and a third party at December 31, 2013 (December 31, 2012: RMB 21,942).

The Group’s borrowings include secured liabilities totaling RMB 5,604 at December 31, 2013 (December 31, 2012: RMB 3,718). These borrowings are majority secured over certain of the Group’s time deposits with maturities over one year and property, plant and equipment amounting to RMB 5,486 (December 31, 2012: RMB 3,719 of the Group’s intangible assets and property, plant and equipment were used for collateral).

	December 31, 2013	December 31, 2012
	RMB	RMB
Total borrowings:
— interest free	181	195
— at fixed rates	335,749	348,659
— at floating rates	159,699	96,167

	495,629	445,021

Weighted average effective interest rates:
— bank loans	2.34%	3.14%
— corporate debentures	4.59%	4.58%
— medium-term notes	3.93%	3.93%
— other loans	4.26%	4.56%

The borrowings by major currency at December 31, 2013 and December 31, 2012 are as follows:

	December 31, 2013	December 31, 2012
	RMB	RMB
RMB	376,113	377,993
US Dollar	115,649	62,737
Other currency	3,867	4,291

	495,629	445,021

The fair values of the Group’s long-term borrowings including the current portion of long-term borrowings are RMB 368,715 (December 31, 2012: RMB 295,911) at December 31, 2013. The fair values of the Company’s long-term borrowings including the current portion of long-term borrowings are RMB 303,925 (December 31, 2012: RMB 257,935) at December 31, 2013. The carrying amounts of short-term borrowings approximate their fair values.

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the statement of financial position. Such discount rates ranged from 0.37% to 6.55% per annum as of December 31, 2013 (December 31, 2012: 0.44% to 6.55%) depending on the type of the borrowings.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The following table sets out the borrowings’ remaining contractual maturities at the date of the statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	December 31, 2013	December 31, 2012
	RMB	RMB
Within 1 year	209,010	166,089
Between 1 and 2 years	72,992	92,311
Between 2 and 5 years	203,330	162,992
After 5 years	59,831	83,806

	545,163	505,198

29	SHARE CAPITAL

	December 31, 2013	December 31, 2012
	RMB	RMB
Registered, issued and fully paid:
A shares	161,922	161,922
H shares	21,099	21,099

	183,021	183,021

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

On September 1, 2005, the Company issued an additional 3,196,801,818 new H shares at HK$ 6.00 per share and net proceeds to the Company amounted to approximately RMB 19,692. CNPC also sold 319,680,182 state-owned shares it held concurrently with PetroChina’s sale of new H shares in September 2005.

On November 5, 2007, the Company issued 4,000,000,000 new A shares at RMB 16.70 yuan per share and net proceeds to the Company amounted to approximately RMB 66,243 and the listing and trading of the A shares on the Shanghai Stock Exchange commenced on November 5, 2007.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

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

30	RESERVES

	2013	2012
	RMB	RMB
Capital Reserve
Beginning balance	133,308	133,308

Ending balance	133,308	133,308

Statutory Common Reserve Fund(a)
Beginning balance	161,623	151,280
Transfer from retained earnings	13,436	10,343
Others	(8)	—

Ending balance	175,051	161,623

Special Reserve-Safety Fund Reserve
Beginning balance	10,054	9,107
Safety fund reserve	(1,132)	947

Ending balance	8,922	10,054

Currency translation differences
Beginning balance	(5,115)	(4,999)
Currency translation differences	(8,841)	(116)

Ending balance	(13,956)	(5,115)

Other reserves
Beginning balance	(22,689)	(25,689)
Transaction with non-controlling interests in subsidiaries	—	320
Acquisition of subsidiaries	—	(77)
Fair value gain on available-for-sale financial assets	37	3
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	(218)	127
Capital contribution from non-controlling interests	(20)	2,279
Disposal of subsidiaries	1	—
Other	(22)	348

Ending balance	(22,911)	(22,689)

	280,414	277,181

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

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

(b)

According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2013, the Company’s distributable reserve amounted to RMB 580,720 (December 31, 2012: RMB 511,270).

31	DEFERRED TAXATION

Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 25%.

The movements in the deferred taxation account are as follows:

	Year Ended December 31,
	2013	2012	2011
	RMB	RMB	RMB
At beginning of the year	20,843	20,244	21,231
Transfer to profit and loss (Note 12)	(16,323)	275	(1,336)
(Credit) / charge to other comprehensive income	(6)	14	(17)
Acquisition of subsidiaries	—	220	576
Currency translation differences	(574)	90	(210)

At end of the year	3,940	20,843	20,244

Deferred tax balances before offset are attributable to the following items:

	December 31, 2013	December 31, 2012
	RMB	RMB
Deferred tax assets:
Current:
Receivables and inventories	13,522	10,842
Tax losses	15,615	1,770
Non-current:
Impairment of long-term assets	7,362	5,268
Other	4,859	4,796

Total deferred tax assets	41,358	22,676

Deferred tax liabilities:
Non-current:
Accelerated tax depreciation	40,476	39,261
Other	4,822	4,258

Total deferred tax liabilities	45,298	43,519

Net deferred tax liabilities	3,940	20,843

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Deferred tax balances after offset are listed as below:

	December 31, 2013	December 31, 2012
	RMB	RMB
Deferred tax assets	11,226	1,443
Deferred tax liabilities	15,166	22,286

There were no material unrecognized tax losses at December 31, 2013 and 2012.

32	ASSET RETIREMENT OBLIGATIONS

	2013	2012	2011
	RMB	RMB	RMB
At beginning of the year	83,928	68,702	60,364
Liabilities incurred	6,729	11,519	5,580
Liabilities settled	(662)	(490)	(412)
Accretion expense (Note 10)	4,690	4,237	3,272
Currency translation differences	(154)	(40)	(102)

At end of the year	94,531	83,928	68,702

Asset retirement obligations relate to oil and gas properties (Note 16).

33	PENSIONS

The Group participates in various employee retirement benefit plans (Note 3(t)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2013 amounted to RMB 14,855 (2012: RMB 13,400, 2011: RMB 11,400).

34	CONTINGENT LIABILITIES

(a) Bank and other guarantees

At December 31, 2013 and 2012, the Group did not guarantee related parties or third parties any borrowings or others.

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

(All amounts in millions, except for the per share data and otherwise stated)

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

(a) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from 1 to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2013 and 2012 under non-cancellable operating leases are as follows:

	December 31, 2013	December 31, 2012
	RMB	RMB
No later than 1 year	6,421	6,148
Later than 1 year and no later than 5 years	19,013	19,096
Later than 5 years	74,270	77,093

	99,704	102,337

(b) Capital commitments

At December 31, 2013, the Group’s capital commitments contracted but not provided for mainly relating to property, plant and equipment were RMB 55,743 (December 31, 2012: RMB 47,196).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(c) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were RMB 717 for the year ended December 31, 2013 (2012: RMB 758, 2011: RMB 811).

Estimated annual payments for the next five years are as follows:

	December 31, 2013	December 31, 2012
	RMB	RMB
Within one year	800	1,000
Between one and two years	800	1,000
Between two and three years	800	1,000
Between three and four years	800	1,000
Between four and five years	800	1,000

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

36	MAJOR CUSTOMERS

The Group’s major customers are as follows:

	2013		2012		2011
	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue
	RMB	%	RMB	%	RMB	%
China Petroleum & Chemical Corporation	72,641	3	93,394	4	98,225	5
CNPC and its fellow subsidiaries	80,757	4	69,729	3	65,481	3

	153,398	7	163,123	7	163,706	8

37	RELATED PARTY TRANSACTIONS

CNPC, the controlling shareholder of the Company, is a state-controlled enterprise directly controlled by the PRC government.

Related parties include CNPC and its fellow subsidiaries, their associates and joint ventures, other state-owned enterprises and their subsidiaries which the PRC government has control, joint control or significant influence over and enterprises which the Group is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members.

(a) Transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group

The Group has extensive transactions with other companies in CNPC and its fellow subsidiaries. Due to these relationships, it is possible that the terms of the transactions between the Group and other members of CNPC and its fellow subsidiaries are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

The principal related party transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group which were carried out in the ordinary course of business, are as follows:

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

•

Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 115,884 in the year ended December 31, 2013 (2012: RMB 97,137, 2011: RMB 82,197).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

•

Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 9,139 in the year ended December 31, 2013 (2012: RMB 8,392, 2011: RMB 9,007).

•

Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 397,015 in the year ended December 31, 2013 (2012: RMB 365,748, 2011: RMB 303,153).

•

Purchase of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 1,228 in the year ended December 31, 2013 (2012: RMB 1,009, 2011: RMB 2,602).

•	Amounts due from and to CNPC and its fellow subsidiaries, associates and joint ventures of the Group included in the following accounts captions are summarised as follows:

	December 31, 2013	December 31, 2012
	RMB	RMB
Accounts receivable	7,945	16,868
Prepayments and other receivables	5,532	4,111
Other non-current assets	19,067	23,237
Accounts payable and accrued liabilities	105,431	82,988
Other non-current liabilities	3,000	2,000

•

Interest income represents interests from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 429 in the year ended December 31, 2013 (2012: RMB 503, 2011: RMB 607). The balance of deposits at December 31, 2013 was RMB 16,839 (December 31, 2012: RMB 4,394).

•

Purchases of financial service principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee, etc. The total amount of these transactions amounted to RMB 17,638 in the year ended December 31, 2013 (2012: RMB 13,998, 2011: RMB 6,167).

•	The borrowings from CNPC and its fellow subsidiaries at December 31, 2013 were RMB 327,478 (December 31, 2012: RMB 273,086).

•

Rents and other payments made under financial leasing represent the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the financial leasing agreements entered into by the Group and CNPC and its fellow subsidiaries. The total rents and other payments made under financial leasing amounted to RMB 193 in the year ended December 31, 2013 (2012: RMB nil, 2011: RMB nil).

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Supplemental Land Use Rights Leasing Contract provides for the lease of land covering an aggregate area of approximately 1,783 million square meters located throughout the PRC at a maximal annual fee (exclusive of tax and government charges) of RMB 3,892. The Supplemental Land Use Rights Leasing Contract will expire at the same time as the Land Use Rights Leasing Contract. The area and total fee payable for the lease of all such property may be adjusted with the Company’s operating needs and by reference to market price every three years.

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The area and total fee payable for the lease of all such property may, every three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed.

(b) Key management compensation

	Year End December 31
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Emoluments and other benefits	14,677	14,284	13,482
Contribution to retirement benefit scheme	822	779	679

	15,499	15,063	14,161

Note:

Emoluments set out above for the year ended December 31, 2013 exclude RMB 9.07 paid to key management of the Company for the year of 2010, 2011 and 2012 of the deferred merit pay in accordance with relevant requirements by the PRC government (2012: RMB 0.50, 2011: RMB 1.09) .

(c) Transactions with other state-controlled entities in the PRC

Apart from transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group, the Group has transactions with other state-controlled entities include but not limited to the following:

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

The Marketing segment is engaged in the marketing of refined products and the trading business.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

The accounting policies of the operating segments are the same as those described in Note 3 — “Summary of Principal Accounting Policies”.

The segment information for the operating segments for the year ended December 31, 2013, 2012 and 2011 are as follows:

	Year Ended December 31, 2013
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	783,694	871,815	1,946,806	232,751	2,687	3,837,753
Less: intersegment sales	(618,851)	(681,687)	(263,100)	(15,360)	(631)	(1,579,629)

Turnover from external customers	164,843	190,128	1,683,706	217,391	2,056	2,258,124

Depreciation, depletion and amortization	(115,528)	(22,478)	(11,280)	(11,838)	(2,241)	(163,365)
Profit/ (loss) from operations	189,698	(24,392)	7,562	28,888	(13,114)	188,642
Finance costs:
Exchange gain						4,157
Exchange loss						(4,105)
Interest income						2,222
Interest expense						(23,081)

Total net finance costs						(20,807)

Share of profit of associates and joint ventures	4,688	(6)	509	2,490	2,547	10,228

Profit before income tax expense						178,063
Income tax expense						(35,789)

Profit for the year						142,274

Segment assets	1,162,903	366,602	372,049	437,900	1,509,573	3,849,027
Other assets						11,226
Investments in associates and joint ventures	46,366	1,023	10,606	38,621	20,084	116,700
Elimination of intersegment balances(a)						(1,634,843)

Total assets						2,342,110

Segment capital expenditure	226,376	26,671	7,101	57,439	1,109	318,696
Segment liabilities	487,745	151,415	191,534	174,808	661,173	1,666,675
Other liabilities						84,884
Elimination of intersegment balances(a)						(679,384)

Total liabilities						1,072,175

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

	Year Ended December 31, 2012
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	789,818	883,218	1,890,558	202,196	2,530	3,768,320
Less: intersegment sales	(623,166)	(702,275)	(225,618)	(21,562)	(403)	(1,573,024)

Turnover from external customers	166,652	180,943	1,664,940	180,634	2,127	2,195,296

Depreciation, depletion and amortization	(103,838)	(17,295)	(10,004)	(19,503)	(1,335)	(151,975)
Profit/ (loss) from operations	214,955	(43,511)	16,391	(2,110)	(11,206)	174,519
Finance costs:
Exchange gain						3,339
Exchange loss						(3,208)
Interest income						2,063
Interest expense						(18,164)

Total net finance costs						(15,970)

Share of profit of associates and joint ventures	5,758	(5)	(17)	179	2,347	8,262

Profit before income tax expense						166,811
Income tax expense						(36,191)

Profit for the year						130,620

Segment assets	1,126,937	385,443	371,614	444,570	1,551,350	3,879,914
Other assets						1,443
Investments in associates and joint ventures	50,054	914	10,677	3,022	15,375	80,042
Elimination of intersegment balances(a)						(1,792,503)

Total assets						2,168,896

Segment capital expenditure	227,211	36,009	14,928	72,939	1,429	352,516
Segment liabilities	445,919	141,889	203,179	195,385	717,104	1,703,476
Other liabilities						94,331
Elimination of intersegment balances(a)						(809,659)

Total liabilities						988,148

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

	Year Ended December 31, 2011
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	774,777	847,711	1,693,130	173,058	2,354	3,491,030
Less: intersegment sales	(612,421)	(659,025)	(198,959)	(16,362)	(420)	(1,487,187)

Turnover from external customers	162,356	188,686	1,494,171	156,696	1,934	2,003,843

Depreciation, depletion and amortization	(88,068)	(23,621)	(9,148)	(15,993)	(1,243)	(138,073)
Profit/ (loss) from operations	219,539	(61,866)	20,653	15,530	(11,395)	182,461
Finance costs:
Exchange gain						2,662
Exchange loss						(3,598)
Interest income						2,674
Interest expense						(10,886)

Total net finance costs						(9,148)

Share of profit of associates and joint ventures	8,501	21	561	149	1,670	10,902

Profit before income tax expense						184,215
Income tax expense						(38,256)

Profit for the year						145,959

Segment assets	983,708	385,875	321,432	335,461	1,418,639	3,445,115
Other assets						505
Investments in associates and joint ventures	43,509	935	10,853	2,470	12,972	70,739
Elimination of intersegment balances(a)						(1,598,773)

Total assets						1,917,586

Segment capital expenditure	162,154	42,781	15,136	62,645	1,675	284,391
Segment liabilities	355,576	124,857	196,363	178,440	582,367	1,437,603
Other liabilities						140,489
Elimination of intersegment balances(a)						(743,052)

Total liabilities						835,040

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Geographical information

	Turnover			Non-current assets(b)
Year Ended December 31,	2013	2012	2011	2013	2012	2011
	RMB	RMB	RMB	RMB	RMB	RMB
Mainland China	1,503,897	1,492,636	1,429,631	1,674,106	1,579,874	1,401,474
Other	754,227	702,660	574,212	221,136	189,266	149,476

	2,258,124	2,195,296	2,003,843	1,895,242	1,769,140	1,550,950

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.
(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

39	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Directors on April 25, 2014.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise stated)

In accordance with the Accounting Standards Update 2010-03 Extractive Activities — Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (an update of Accounting Standards Codification Topic 932 Extractive Activities — Oil and Gas or “ASC 932”) issued by the Financial Accounting Standards Board and corresponding disclosure requirements of the U.S. Securities and Exchange Commission, this section provides supplemental information on oil and gas exploration and development; and results of operation related to oil and gas producing activities of the Company and its subsidiaries (the “Group”) and also the Group’s investments that are accounted for using the equity method of accounting.

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

The taxes, fees and royalty in China are domestic tax schemes and are paid in cash to PRC authorities. The proved reserves include quantities that are ultimately produced and sold to pay these taxes, fees and royalty.

Proved reserve estimates as of December 31, 2013, 2012 and 2011 were based on reports prepared by DeGolyer and MacNaughton, Gaffney, Cline & Associates, McDaniel & Associates, and GLJ independent engineering consultants.

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

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise stated)

	Crude Oil and Condensate	Natural Gas	Total — All products
	(millions of barrels)	(billions of cubic feet)	(million barrels of oil equivalent)
Changes resulting from:
Revisions of previous estimates	(124)	(6,415)	(1,193)
Improved recovery	84	—	84
Extensions and discoveries	775	10,959	2,601
Production	(933)	(2,802)	(1,400)

Reserves at December 31, 2013	10,820	69,323	22,374

Proved developed reserves at:
December 31, 2011	7,458	32,329	12,847
December 31, 2012	7,396	31,607	12,663
December 31, 2013	7,219	32,813	12,688
Proved undeveloped reserves at:
December 31, 2011	3,670	34,324	9,390
December 31, 2012	3,622	35,974	9,619
December 31, 2013	3,601	36,510	9,686

Equity method investments
Share of proved developed and undeveloped reserves of associates and joint ventures
December 31, 2011	536	288	584
December 31, 2012	517	181	547
December 31, 2013	494	416	563

At December 31, 2013, total proved developed and undeveloped reserves of the Group and equity method investments is 22,937 million barrels of oil equivalent (December 31, 2012: 22,829 million barrels of oil equivalent, December 31, 2011: 22,821 million barrels of oil equivalent), comprising 11,314 million barrels of crude oil and condensate (December 31, 2012: 11,535 million barrels, December 31, 2011: 11,664 million barrels) and 69,739 billions of cubic feet of natural gas (December 31, 2012: 67,762.4 billions of cubic feet, December 31, 2011: 66,941.1 billions of cubic feet).

At December 31, 2013, 9,977 million barrels (December 31, 2012: 10,219 million barrels, December 31, 2011: 10,359 million barrels) of crude oil and condensate and 68,085 billion cubic feet (December 31, 2012: 66,446.1 billion cubic feet, December 31, 2011: 65,508.4 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located within Mainland China, and 843 million barrels (December 31, 2012: 799 million barrels, December 31, 2011: 769 million barrels) of crude oil and condensate and 1,238 billion cubic feet (December 31, 2012: 1,135.1 billion cubic feet, December 31, 2011: 1,144.6 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located overseas.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise stated)

Capitalized Costs

	December 31, 2013	December 31, 2012
	RMB	RMB
The Group
Property costs and producing assets	1,166,870	1,031,356
Support facilities	328,504	298,601
Construction-in-progress	120,745	102,496

Total capitalized costs	1,616,119	1,432,453
Accumulated depreciation, depletion and amortization	(694,318)	(596,428)

Net capitalized costs	921,801	836,025

Equity method investments
Share of net capitalized costs of associates and joint ventures	35,060	39,442

Costs Incurred for Property Acquisitions, Exploration and Development Activities

	2013
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Property acquisition costs	—	17,701	17,701
Exploration costs	38,051	5,238	43,289
Development costs	137,783	25,563	163,346

Total	175,834	48,502	224,336

Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	—	3,036	3,036

	2012
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Property acquisition costs	—	24,586	24,586
Exploration costs	39,049	1,879	40,928
Development costs	152,534	21,355	173,889

Total	191,583	47,820	239,403

Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	—	4,477	4,477

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise stated)

	2011
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Property acquisition costs	—	511	511
Exploration costs	33,902	3,621	37,523
Development costs	115,501	10,764	126,265

Total	149,403	14,896	164,299

Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	—	4,864	4,864

Results of Operations for Oil and Gas Producing Activities

The results of operations for oil and gas producing activities for the years ended December 31, 2013, 2012 and 2011 are presented below. “Turnover” includes sales to third parties and inter-segment sales (at arm’s-length prices), net of value-added taxes. Resource tax, crude oil special gain levy and other taxes are included in “taxes other than income taxes”. Income taxes are computed using the applicable statutory tax rate, reflecting tax deductions and tax credits for the respective years ended.

	2013
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Turnover
Sales to third parties	82,422	59,120	141,542
Intersegment sales	471,514	2,069	473,583

	553,936	61,189	615,125
Production costs excluding taxes	(108,302)	(9,039)	(117,341)
Exploration expenses	(21,548)	(3,753)	(25,301)
Depreciation, depletion and amortization	(88,569)	(15,739)	(104,308)
Taxes other than income taxes	(110,350)	(17,648)	(127,998)
Accretion expense	(4,505)	(185)	(4,690)
Income taxes	(42,352)	(5,325)	(47,677)

Results of operations from producing activities	178,310	9,500	187,810

Equity method investments
Share of profit for producing activities of associates and joint ventures	—	8,392	8,392

Total of the Group and equity method investments results of operations for producing activities	178,310	17,892	196,202

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise stated)

	2012
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Turnover
Sales to third parties	82,064	62,233	144,297
Intersegment sales	472,366	675	473,041

	554,430	62,908	617,338
Production costs excluding taxes	(95,085)	(7,581)	(102,666)
Exploration expenses	(22,811)	(1,161)	(23,972)
Depreciation, depletion and amortization	(80,293)	(14,196)	(94,489)
Taxes other than income taxes	(116,030)	(17,307)	(133,337)
Accretion expense	(4,098)	(139)	(4,237)
Income taxes	(44,568)	(7,045)	(51,613)

Results of operations from producing activities	191,545	15,479	207,024

Equity method investments
Share of profit for producing activities of associates and joint ventures	—	9,650	9,650

Total of the Group and equity method investments results of operations for producing activities	191,545	25,129	216,674

	2011
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Turnover
Sales to third parties	94,015	68,341	162,356
Intersegment sales	474,174	1,358	475,532

	568,189	69,699	637,888
Production costs excluding taxes	(88,887)	(6,963)	(95,850)
Exploration expenses	(22,726)	(1,182)	(23,908)
Depreciation, depletion and amortization	(72,496)	(7,956)	(80,452)
Taxes other than income taxes	(129,715)	(18,993)	(148,708)
Accretion expense	(3,119)	(153)	(3,272)
Income taxes	(48,375)	(11,398)	(59,773)

Results of operations from producing activities	202,871	23,054	225,925

Equity method investments
Share of profit for producing activities of associates and joint ventures	—	12,485	12,485

Total of the Group and equity method investments results of operations for producing activities	202,871	35,539	238,410

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise stated)

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2013, 2012 and 2011 is based on the prices used in estimating the Group’s proved oil and gas reserves, year-end costs, currently enacted tax rates related to existing proved oil and gas reserves and a 10% annual discount factor. “Future cash inflows from sales of oil and gas” are net of value-added taxes. Corporate income taxes are included in “future income tax expense”. Other taxes are included in “future production costs” as production taxes.

The standardized measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2013, 2012 and 2011 is as follows:

RMB
The Group
At December 31, 2013
Future cash inflows	8,369,464
Future production costs	(3,980,886)
Future development costs	(492,655)
Future income tax expense	(812,290)

Future net cash flows	3,083,633
Discount at 10% for estimated timing of cash flows	(1,532,368)

Standardized measure of discounted future net cash flows	1,551,265

RMB
The Group
At December 31, 2012
Future cash inflows	8,716,686
Future production costs	(4,046,065)
Future development costs	(507,905)
Future income tax expense	(883,544)

Future net cash flows	3,279,172
Discount at 10% for estimated timing of cash flows	(1,599,993)

Standardized measure of discounted future net cash flows	1,679,179

RMB
The Group
At December 31, 2011
Future cash inflows from sales of oil and gas	8,947,862
Future production costs	(4,238,182)
Future development costs	(453,696)
Future income tax expense	(915,332)

Future net cash flows	3,340,652
Discount at 10% for estimated timing of cash flows	(1,663,025)

Standardized measure of discounted future net cash flows	1,677,627

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise stated)

At December 31, 2013, RMB 1,473,852 (December 31, 2012: RMB 1,599,784, December 31, 2011: RMB 1,607,052) of standardized measure of discounted future net cash flows related to proved oil and gas reserves located within mainland China and RMB 77,413 (December 31, 2012: RMB 79,395, December 31, 2011: RMB 70,575) of standardized measure of discounted future net cash flows related to proved oil and gas reserves located overseas.

Share of standardized measure of discounted future net cash flows of associates and joint ventures:

December 31, 2013	39,187
December 31, 2012	50,789
December 31, 2011	45,244

Changes in Standardized Measure of Discounted Future Net Cash Flows

Changes in the standardized measure of discounted net cash flows for the Group for each of the years ended December 31, 2013, 2012 and 2011 are as follows:

	Year Ended December 31
	2013	2012	2011
	RMB	RMB	RMB
The Group
Beginning of the year	1,679,179	1,677,627	1,318,193
Sales and transfers of oil and gas produced, net of production costs	(350,512)	(380,439)	(392,372)
Net changes in prices and production costs and other	(216,677)	(7,750)	394,591
Extensions, discoveries and improved recovery	265,039	212,372	172,831
Development costs incurred	70,183	13,420	114,293
Revisions of previous quantity estimates	(117,817)	(58,354)	(19,576)
Accretion of discount	178,064	214,045	169,774
Net change in income taxes	43,806	8,258	(80,093)
Sales	—	—	(14)

End of the year	1,551,265	1,679,179	1,677,627