Form 20-F
period 2014-12-31
PETROCHINA CO LTD
filed 2015-04-29
CIK 1108329

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014.

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

Telephone number: 8610 59986270

Facsimile number: 8610 62099557

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

*	PetroChina’s H Shares are listed and traded on The Stock Exchange of Hong Kong Limited.
**	Not for trading, but only in connection with the registration of American Depository Shares.
***	PetroChina’s A Shares became listed on the Shanghai Stock Exchange on November 5, 2007.
****	Includes 889,085,900 H Shares represented by American Depositary Shares.

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

•	“PRC” or “China” are to the People’s Republic of China, but does not apply to Hong Kong, Macau or Taiwan for purposes of this annual report.

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

“natural gas liquids”	Hydrocarbons that can be extracted in liquid form during natural gas production. Ethane and pentanes are the predominant components, with other heavier hydrocarbons also present in limited quantities.

“offshore”	Areas under water with a depth of five meters or greater.

“onshore”	Areas of land and areas under water with a depth of less than five meters.

“primary distillation capacity”	At a given point in time, the maximum volume of crude oil a refinery is able to process in its basic distilling units.

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

ITEM 3 — KEY INFORMATION

Exchange Rates

The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each month during the previous six months and the most recent practicable date:

	Noon Buying Rate(1)
	High	Low
	(RMB per US$)
October 2014	6.1385	6.1107
November 2014	6.1429	6.1117
December 2014	6.2256	6.1490
January 2015	6.2535	6.1870
February 2015	6.2695	6.2399
March 2015	6.2741	6.1955
April 2015 (ending as of April 17)	6.2152	6.1930

(1)	The exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

Average Noon Buying Rates(1)

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2010, 2011, 2012, 2013 and 2014, calculated by averaging the noon buying rates on the last day of each month during the relevant year:

Average Noon Buying Rate
(RMB per US$)
2010	6.7603
2011	6.4475
2012	6.2990
2013	6.1412
2014	6.1701

(1)	The exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

Selected Financial Data

Historical Financial Information

You should read the selected historical financial data set forth below in conjunction with the consolidated financial statements of PetroChina and their notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected historical income statement (except ADS data) and cash flow data for the years ended December 31, 2012, 2013 and 2014 and the selected historical statement of financial position data as of December 31, 2013 and 2014 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected historical income statement data and cash flow data for the years ended December 31, 2010 and 2011 and the selected statement of financial position data as of December 31, 2010, 2011 and 2012 set forth below are derived from our audited financial statements not included in this annual report. Our consolidated financial statements were prepared in accordance with IFRS as issued by the International Accounting Standards Board. The financial information included in this section may not necessarily reflect our results of operations, financial position and cash flows in the future.

	As of or for the Year Ended December 31,(1)
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB
	(In millions, except for per share and per ADS data)
Turnover	1,465,415	2,003,843	2,195,296	2,258,124	2,282,962
Total operating expenses	(1,277,638)	(1,821,382)	(2,020,777)	(2,069,482)	(2,113,129)
Profit from operations	187,777	182,461	174,519	188,642	169,833
Profit before income tax expense	189,305	184,215	166,811	178,063	156,759
Income tax expense	(38,513)	(38,256)	(36,191)	(35,789)	(37,731)
Profit for the year	150,792	145,959	130,620	142,274	119,028
Profit for the year attributable to owners of the parent company	139,992	132,961	115,326	129,599	107,172
Non-controlling interest	10,800	12,998	15,294	12,675	11,856
Basic and diluted earnings per share for profit attributable to owners of the parent company(1)	0.76	0.73	0.63	0.71	0.59
Basic and diluted net earnings per ADS(2)	76.49	72.65	63.01	70.81	58.56
Total current assets	264,196	361,590	392,805	430,953	391,308
Total non-current assets	1,392,291	1,555,996	1,776,091	1,911,157	2,014,165
Total assets	1,656,487	1,917,586	2,168,896	2,342,110	2,405,473
Total current liabilities	429,736	560,038	574,748	645,489	579,829
Total non-current liabilities	216,622	275,002	413,400	426,686	507,863
Total liabilities	646,358	835,040	988,148	1,072,175	1,087,692
Equity attributable to owners of the parent company	938,926	1,002,745	1,064,010	1,132,735	1,175,894
Non-controlling interests	71,203	79,801	116,738	137,200	141,887
Total equity	1,010,129	1,082,546	1,180,748	1,269,935	1,317,781
Other Financial Data
Dividend per share	0.34	0.33	0.28	0.32	0.26
Dividend per ADS	34.42	32.69	28.36	31.87	26.35
Capital expenditures	276,212	284,391	352,516	318,696	291,729
Net cash flows from operating activities	318,796	290,155	239,288	288,529	356,477
Net cash flows used for investing activities	(299,302)	(283,638)	(332,226)	(266,510)	(290,838)
Net cash flows from/used for financing activities	(60,944)	9,259	75,356	(12,239)	(44,312)
Return on net assets (%)(3)	14.9	13.3	10.8	11.4	9.1

(1)

As of December 31, 2010, 2011, 2012, 2013 and 2014, respectively, basic and diluted earnings per share were calculated by dividing the profit attributable to owners of the parent company by 183.021 billion, the total number of shares outstanding in each of these financial years.

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

Risks Related to Macro Economic Conditions

Our operations may be adversely affected by international and domestic economic conditions. As the oil and gas industry is sensitive to macro-economic trends, oil and gas prices tend to fluctuate along with changes in macro-economic conditions. We may experience pricing pressure on our refined products in recessionary periods, which would have an adverse effect on our profitability. In 2014, a weak domestic economy continued to affect the demand for certain of our products. These factors may also lead to intensified competition for market share, with consequential potential adverse effects on volumes. There has been an uptrend in China’s overall inflation rate in recent years. Notwithstanding the measures taken by the PRC government to control inflation, China may continue to experience inflation in the near term and our operating costs may become higher than anticipated. The financial and economic situation may also have a negative impact on third parties with whom we do, or may do, business. Any of these factors may adversely affect our financial condition, results of operations and liquidity.

Risks Related to Competition

The oil, gas and petrochemicals industries are highly competitive. There is strong competition, both within the oil and gas industry and with other industries, in supplying the fuel needs of commercial, industrial and residential markets. In recent years, with further diversification of the market players in China’s petroleum and petrochemical industry, we have been facing increasingly intense competition from privately-owned companies and foreign-invested enterprises in chemical, sales and oil and gas service sectors. In addition, the rapid development of unconventional oil and gas resources, new energy sources and new products also poses competition with the conventional energy and petrochemical industries. Competition puts pressure on product prices, affects oil products marketing and requires continuous management focus on identifying new trends, reducing unit costs and improving efficiency. The implementation of our growth strategy requires continued technological advances and innovation, including advances in exploration, production, refining, petrochemicals manufacturing technology and advances in technology related to energy usage. Our performance could be impeded if competitors developed or acquired intellectual property rights to technology that we required or if our innovation lagged the industry.

The eastern and southern regions of China have a higher demand for refined products and chemical products than the western and northern regions. Although we have strived to increase our refinery capacity in the southern regions of China over recent years, most of our refineries and chemical plants are located in the northeastern and northwestern regions of China. We incur relatively higher transportation costs for delivery of our refined products and chemical products to certain areas of the eastern and southern regions from our refineries and chemical plants in western and northern China. We face strong competition from other domestic oil companies. As a result, we expect that we will continue to encounter difficulty in increasing our sales of refined products and chemical products in these regions.

Risks Related to Outbound Investments and Trading

We are subject to various political, legal and regulatory environments in foreign developing countries where we operate, some of which are known to be unstable and differ in certain significant respects from those prevailing in developed countries. Main factors affecting our outbound investments include unstable political situations, unstable tax policies and unstable regulatory regimes. CNPC, our controlling shareholder, and its affiliates and subsidiaries may choose to undertake, without our involvement, overseas investments, operations and trading in the oil and gas industry, including exploration and production of oil and gas, refining and transportation, import of crude oil and natural gas, operation of liquefied natural gas, or LNG projects, or other business activities. CNPC’s overseas asset portfolio includes oil and gas development and pipeline projects in certain countries that are subject to U.S. sanctions, including Iran, Sudan, Cuba, Syria and Myanmar. Furthermore, CNPC has trading relationships with certain Russia entities which are subject to U.S. sanctions. Namely, CNPC has entered into long-term agreements with Rosneft to import crude oil from Russia to China and with Gasprom to import natural gas from Russia to China. Both of Rosneft and Gazprom are subject to limited U.S. sanctions, which largely prohibit those companies from accessing U.S. financial markets. Certain U.S.-based investors may not wish to invest and have proposed or adopted divestment or similar initiatives regarding investments in companies that do business with countries and entities that are subject to U.S. sanctions. These investors may not wish CNPC to make investments or conduct activities in the countries or with the entities that are the subject of U.S. sanctions and may divest their investment in us because of our relationship with CNPC and its investments and activities in those countries or with those entities that are the subject of U.S. sanctions. As a result, the trading prices of our ADSs may be adversely affected.

In July 2012, the U.S. Treasury Department’s Office of Foreign Assets Control, OFAC, added Bank of Kunlun Co., Ltd., or Kunlun Bank, an affiliate of our company due to common control by CNPC, to its “List of Foreign Financial Institutions Subject to Part 561” pursuant to the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010. OFAC reported that Kunlun Bank provided financial services to at least six Iranian banks that were on OFAC’s sanctions list during 2012. These financial services included holding accounts, making transfers, and in particular, transfer of a total of US$0.1 billion for Bank Tejarat during early 2012, and paying letters of credit on behalf of the designated banks. Kunlun Bank has not informed us of the revenue and profit it generated from such activities in relation to Iran or whether it will discontinue such activities. Our company has no involvement in or control over such activities of Kunlun Bank or CNPC and CNPC subsidiaries and affiliates, and we have never received any revenue or profit derived from these activities.

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

Because PRC laws, regulations and legal requirements dealing with economic matters continue to evolve, and because of the limited volume of published judicial interpretations and the non-binding nature of prior court decisions, the interpretation and enforcement of these laws, regulations and legal requirements involve some uncertainty. Because the PRC Company Law is different in certain important aspects from company laws in the United States, Hong Kong and other common law jurisdictions, and because the PRC securities laws and regulations are still at an early stage of development, you may not enjoy the shareholders’ protections that you may be entitled to in other jurisdictions.

Risks Related to Controlling Shareholder

As of December 31, 2014, CNPC beneficially owned approximately 86.507% of our share capital. This ownership percentage enables CNPC to elect our entire board of directors without the concurrence of any of our other shareholders. Accordingly, CNPC is in a position to:

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

Recently, international prices for crude oil have fluctuated widely in response to changes in global and regional economy, politics and supply and demand for crude oil. We do not have, and will not have, control over factors affecting international prices for crude oil. Fluctuations in crude oil prices have a significant impact in our results of operations. A decline in crude oil prices may reduce revenues from, and may result in a loss in, our exploration and production segment. Further, if crude oil prices remain at a low level for a prolonged period, our company has to determine and estimate whether our oil and gas assets may suffer impairment losses and, if so, the amount of the impairment losses. An increase in crude oil prices may, however, increase the production costs of refined products reduce demand for our products and affect our operating profits.

Since 2008, the PRC government has further improved its refined oil pricing mechanism. When there is a change in the average crude oil price in the international market during a given time period, the PRC government can adjust refined oil prices. When international crude oil price experiences sustained increases or becomes significantly volatile, the PRC government may increase its control over the refined oil prices. As a result, the regulation on refined product prices by the PRC government may reduce our profit and cause our refining assets to suffer impairment losses.

We negotiate the actual ex-factory price with natural gas users within the maximum price permitted by the PRC government. When the maximum price is lower than the international natural gas price, the cost of our imported natural gas will be higher than the selling price of our natural gas, which may reduce our revenues or cause our natural gas assets to suffer impairment losses.

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

Risks Related to Environmental Protection and Safety

Compliance with changes in laws, regulations and obligations relating to climate change or environmental protection could result in substantial capital expenditures and reduced profitability from increases in operating costs.

A number of provinces in which our oil and gas exploration and production activities are located have promulgated environment protection regulations, which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. We have established standard abandonment procedures in response to the issuance of these provincial regulations. We have included under our asset retirement obligations the costs for these abandonment activities and this asset retirement obligation is based on our best estimate of future abandonment expenditures. In addition, PRC central government or other provincial governments may enact similar regulations or stricter environmental protection regulations. For example, the revised PRC Environmental Protection Law has been effective since January 1, 2015 and the revised PRC Safety Production Law has been effective since December 1, 2014. Any new or potential regulations could impose stricter requirements on us and thus increase our operation costs.

The process of gasoline and diesel fuel quality upgrade is gradually accelerating in China. The Circular of the State Council regarding the Printing and Issue of the Action Plan for Prevention and Treatment of Air Pollution issued in September 2013 set forth a definitive schedule for the upgrading of the quality of oil products. Pursuant to the schedule, the China IV standard for auto-use gasoline was implemented on January 1, 2014, the China IV standard for auto-use diesel, which requires that the sulfur content be reduced below 50ppm, was implemented on January 1, 2015, and the China V standard for auto-use diesel, which requires the sulfur content be reduced below 10ppm, will be adopted across the nation at a time determined by the PRC government authorities. Some local governments have earlier implemented local gasoline and diesel fuel standards equivalent to the Euro IV standard. New governmental requirements to improve oil quality impose challenges to our refining and chemicals segment and could increase our costs in oil refining.

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

Risks Related to Climate Change

In recent years, the oil industry has faced an increasingly severe challenge imposed by global climate change. Numerous international, domestic and regional treaties and agreements that restrict the emission of greenhouse gas have been executed and become effective. If China or any other country in which we operate business remains committed to the reduction of the emission of greenhouse gas, the legal and regulatory requirements for that purpose may lead to a substantial increase in our capital expenditures and tax expenses and in turn, an increase in our operating costs. As a result, our results of operations and our strategic investment may be adversely affected.

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

Risks Related to Oil and Gas Reserves

The crude oil and natural gas reserve data in this annual report are only estimates. The reliability of reserve estimates depends on a number of factors, assumptions and variables, such as the quality and quantity of our technical and economic data and the prevailing oil and gas prices applicable to our production, some of which are beyond our control and may prove to be incorrect over time. Results of drilling, testing and production after the date of estimates may require substantial upward or downward revisions in our reserve data. Our actual production, revenues and expenditures with respect to our reserves may differ materially from these estimates because of these revisions.

We are actively pursuing business opportunities outside China to improve our international operations. We cannot assure you, however, that we can successfully locate sufficient, if any, alternative sources of crude oil supply due to the complexity of the international political, economic and other conditions. If we fail to obtain sufficient alternative sources of crude oil supply, our results of operations and financial condition may be materially and adversely affected.

Risks Related to Liquidity

We have made best endeavors to ensure an appropriate level of liquidity and financing ability. However, as we are currently undergoing constructions in response to a peak in our oil and gas reserves, strengthening capacity building in key areas, constructing new, and expanding some existing, refinery and petrochemical facilities and constructing several natural gas and oil pipelines, we may have to make substantial capital expenditures and investments. We cannot assure you that the cash generated by our operations will be sufficient to fund these development plans or that our actual future capital expenditures and investments will not significantly exceed our current planned amounts. If either of these conditions arise, we may have to seek external financing to satisfy our capital needs. Our inability to obtain sufficient funding for our development plans could adversely affect our business, financial condition and results of operations.

Risks Related to Effectiveness of Internal Control over Financial Reporting

SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Although our management concluded that our internal control over our financial reporting for the fiscal year ended December 31, 2014 was effective, we may discover other deficiencies in the course of our future evaluation of our internal control over our financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADSs, H Shares or A Shares.

Risks Related to Audit Reports Prepared by an Auditor who is not Inspected by the Public Company Accounting Oversight Board

Auditors of companies that are registered with the SEC and publicly traded in the United States, including our independent registered public accounting firm, must be registered with the United States Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Our independent registered public accounting firm currently relies on the Chinese member firm of the KPMG network for assistance in completing the audit work associated with our operation in China. The Chinese member firm of our independent registered public accounting firm is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and the Chinese member firm of our independent registered public accounting firm is not currently inspected by the PCAOB. As a result, investors do not have the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside the PRC that are subject to PCAOB inspections.

Risks Related to SEC Litigation Against the “Big Four” PRC-based Accounting Firms

On January 22, 2014, Judge Cameron Elliot, an SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including KPMG network, from, among other things, practicing before the SEC for six months. In February 2014, the initial decision was appealed. While under appeal and in February 2015, the Chinese member firms of “Big Four” accounting firms reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of “Big Four” accounting firms agreed to settlement terms that include a censure, undertakings to make a payment to the SEC, procedures and undertakings as to future requests for documents by the SEC and possible additional proceedings and remedies should those undertakings not be adhered to.

Our independent registered public accounting firm currently relies on the Chinese member firm of the KPMG network for assistance in completing the audit work associated with our operations in China. If the settlement terms are not adhered to, the Chinese member firms of “Big Four” accounting firms may be suspended from practicing before the SEC, which could in turn delay the timely filing of our annual report including our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another qualified independent auditor to replace KPMG. A delinquency in our filing of the annual report with the SEC may result in the NYSE’s initiating delisting procedures, which could adversely harm our reputation and have other material adverse effects on our overall growth and prospect.

Risks Related to Employee Misconduct

We may not be able to detect or prevent employee misconduct, including misconduct by senior management, and such misconduct may damage our reputation and could adversely affect the trading price of our ordinary shares and ADSs.

Several former senior management members and directors of our company are being investigated by relevant PRC authorities. We have very limited knowledge of the status or scope of the ongoing investigations, and it is difficult for us to assess their ultimate outcome or their impact on our business.

We have re-examined our internal control and corporate governance policies and procedures in order to strengthen our ability to detect and prevent similar and other misconduct. We cannot assure you, however, that we will be able to detect or prevent such misconduct in a timely fashion, or at all. If we fail to prevent employee misconduct, our reputation may be harmed, and the trading price of our ordinary shares and ADSs could be adversely affected.

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

We have increased our efforts to pursue attractive business opportunities outside China as part of our business growth strategy to utilize both domestic and international resources to strengthen our competitiveness. Since 2005, we have acquired interests in various oil and natural gas assets in several countries, which significantly expanded our overseas operations and effectively increased our oil and gas reserves and production volumes. We are currently assessing the feasibility of making further investments in international oil and gas markets. At the same time, we have been maintaining and gradually increasing the proportion of imported crude oil in accordance with our needs. In 2014, we imported approximately 435.6 million barrels of crude oil, compared to 476.5 million barrels and 465.6 million barrels of crude oil in 2013 and 2012, respectively.

We were established as a joint stock company with limited liability under the Company Law of the PRC on November 5, 1999 as part of a restructuring in which CNPC transferred to us most of the assets and liabilities of CNPC relating to its exploration and production, refining and marketing, chemicals and natural gas businesses.

On April 7, 2000, we completed a global offering of H Shares and ADSs. In September 2005, we completed a follow-on offering of over 3 billion H Shares at the price of HK$6.00 per share. In October 2007, we issued 4 billion A Shares at an issue price of RMB16.7 per share. The A Shares were listed on the Shanghai Stock Exchange on November 5, 2007. As of December 31, 2014, CNPC beneficially owned 158,325,211,528 shares in PetroChina, which included 291,518,000 H Shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC, representing approximately 86.507% of the share capital of PetroChina.

For a description of our principal subsidiaries, see Note 19 to our consolidated financial statements.

Our headquarters are located at 9 Dongzhimen North Street, Dongcheng District, Beijing, China, 100007, and our telephone number at this address is (86-10) 5998-6223. Our website address is www.petrochina.com.cn. The information on our website is not part of this annual report.

Our agent for service of process in the United States in connection with securities actions is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Our Corporate Organization Structure

The following chart illustrates our corporate organization structure as of December 31, 2014.

(1)	Indicates approximate shareholding.
(2)

Indicates approximate shareholding, including the 291,518,000 H Shares indirectly held by CNPC as of December 31, 2014 through Fairy King Investments Limited, a wholly owned overseas subsidiary of CNPC.

(3)

Includes PetroChina Planning & Engineering Institute, PetroChina Exploration & Development Research Institute, IT Service Center, PetroChina Petrochemical Research Institute and several other companies.

Acquisitions and Divestment

We have launched a series of overseas acquisitions of assets or exploration rights in 2014, including among others:

In November 2013, we entered into an agreement with Petrobras to acquire all shares in Petrobras Energia Peru S.A. for a total consideration of US$2.6 billion. We completed this transaction in November 2014.

In December 2013, we acquired a 25% interest in the West Qurna-1 project in Iraq. In March 2014, we increased our interest in the West Qurna-1 project in Iraq from 25% to 32.7% for a consideration of US$442 million.

In August 2014, we exercised the option to purchase the remaining 40% interest in the Duvernay property in Alberta Canada for a consideration of 1.18 billion Canada dollars. After the transaction, we wholly owned the Duvernay property.

In November 2014, we entered into a product sharing agreement with the government of Chad in relation to the undeveloped area in the H block for an exploration term of up to eight years and a development term of up to 35 years. The government of Chad will have an interest of no more than 25% when the project reaches the development phase. This agreement is still subject to the approvals of the government authorities of China and Chad.

Exploration and Production

We engage in crude oil and natural gas exploration, development and production. Substantially all of our total estimated proved crude oil and natural gas reserves are located in China, principally in northeastern, northern, southwestern and northwestern China. Meanwhile, we have enhanced our overseas cooperation and expanded our strategic presence in five major overseas oil and gas cooperation regions by conducting new project development. In the year ended December 31, 2014, the crude oil and natural gas produced by us at overseas regions accounted for 12.9% and 4.9% of our total production of crude oil and natural gas, respectively.

We currently hold exploration and exploitation licenses for oil and gas (including coal seam gas) covering a total area of approximately 380.4 million acres, including the exploration licenses covering a total area of approximately 353.2 million acres and the exploitation licenses covering a total area of approximately 27.2 million acres.

The following table sets forth the financial and operating data of our exploration and production segment for each of the years ended December 31, 2012, 2013 and 2014:

	Year Ended December 31,
	2012	2013	2014
Revenue (RMB in millions)	789,818	783,694	777,574
Income from operations (RMB in millions)	214,955	189,698	186,897
Proved developed and undeveloped reserves
Crude oil (million barrels)	11,018.0	10,820.3	10,593.4
Natural gas (Bcf)	67,581.2	69,322.6	71,097.5
Production
Crude oil (million barrels)	916.5	932.9	945.5
Natural gas for sale (Bcf)	2,558.8	2,801.9	3,028.8

Reserves

Our estimated proved reserves as of December 31, 2014 totaled approximately 10,593.4 million barrels of crude oil and approximately 71,097.5 Bcf of natural gas. As of December 31, 2014, proved developed reserves for crude oil and natural gas accounted for 68.5% and 50.4% of our total proved crude oil and natural gas reserves, respectively. Total proved hydrocarbon reserves, including our overseas crude oil reserves of 857.9 million BOE and overseas natural gas reserves of 1,262.0 Bcf, totaling 1,068.2 million BOE, increased by 0.3% from approximately 22,374.1 million BOE as of December 31, 2013 to approximately 22,443.0 million BOE as of December 31, 2014. Natural gas as a percentage of total proved hydrocarbon reserves increased from 51.6% as of December 31, 2013 to 52.8% as of December 31, 2014.

We prepared our reserve estimates as of December 31, 2012, 2013 and 2014 on the basis of reports prepared by independent engineering consultants, namely DeGolyer and MacNaughton, Ryder Scott Company, L.P., GLJ Petroleum Consultants, Gaffney, Cline & Associates (Consultants) Pte Ltd, Gaffney, Cline & Associates, Inc. and McDaniel & Associates Consultants Ltd. Our reserve estimates include only crude oil and natural gas which we believe can be reasonably produced within the current terms of our production licenses or within the terms of the licenses which we are reasonably certain can be renewed. See “Regulatory Matters — Exploration Licenses and Production Licenses” for a discussion of our production licenses. Also see “Item 3 — Key Information — Risk Factors” for a discussion of the uncertainty inherent in the estimation of proved reserves.

Our reserve data for 2012, 2013 and 2014 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”.

Internal Controls Over Reserves Estimates

We have appointed a Reserve Assessment Directing Team, or the RAD Team. The leader of the RAD Team is our Vice President in charge of our upstream business.

In recent years, we have been implementing a practicing professional certification regime to supervise our employees engaged in oil and gas reserve evaluation and auditing functions. We have set up a team of reserve assessors and auditors covering our headquarter office and regional companies to perform reserve estimates and audits. Meanwhile, we have established a special reserve management department in our exploration and production segment. Each of the officers and employees of that department has over 20 years’ experience in oil industry and over 10 years’ experience in SEC-guided reserve evaluation. Many members of that department have national-level registered qualifications in reserve expertise. Each regional company has established a reserve management committee and a multi-disciplinary reserve research office. Mr. Zhang Junfeng, the Director of the Reserve Administration Department of the exploration and production segment, is in charge of the reserve estimation of the company. Mr. Zhang holds a doctorate degree in geology. He has over 15 years of work experience in oil and gas exploration and development. Since 2009, Mr. Zhang has been the expert primarily responsible for overseeing the preparation of the reserves estimates and oil and gas reserve estimation technology and management. The reserve research offices of the regional companies are responsible for estimating newly discovered reserves and updating the estimates of existing reserves. The results of our oil and gas reserve assessment are subject to a two-level review by both the regional companies and our exploration and production company, with final examination and approval by the RAD Team.

In addition, we commissioned independent assessment firms to independently reassess our annually assessed proved reserves in accordance with relevant SEC rules. We disclose the assessments of independent assessment firms in accordance with the SEC requirements.

Third-Party Reserve Report

DeGolyer and MacNaughton, an independent petroleum engineering consulting firm based in the United States, carried out an independent assessment of our reserves in China and certain other countries as of December 31, 2012, 2013 and 2014. Mr. Thomas C. Pence, the Senior Vice President of DeGolyer and MacNaughton, is primarily responsible for supervising the preparation of our reserve report. Mr. Pence is a Registered Professional Engineer, a member of the International Society of Petroleum Engineers, and has over 32 years of experience in oil and gas reservoir studies and reserve evaluations.

Ryder Scott Company, L.P. (“Ryder Scott”), an independent petroleum engineering consulting firm based in the United States, carried out an independent assessment of certain of our selected petroleum assets in Chad, West Qurna and Kazakhstan as of December 31, 2014. Mr. Daniel R. Olds, a director and a Senior Vice President of Ryder Scott, was primarily responsible for overseeing the estimate of the reserves, future production and income as stated in the reserve report. Mr. Olds is a licensed professional engineer in the State of Texas, a member of the Society of Petroleum Evaluation Engineers and a member of the Society of Petroleum Engineers. Mr. Olds has more than 33 years of practical experience in the estimation and evaluation of petroleum reserves.

GLJ Petroleum Consultants (“GLJ”), a petroleum consulting firm based in Canada, carried out an independent assessment of our reserves for certain gas and oil properties in Canada as of December 31, 2013 and 2014. Ms. Trisha MacDonald was the project manager for the evaluation. She is a senior engineer and has over 10 years of relevant experience. Mr. Jodi L. Anhorn, the Executive Vice President and Chief Operation Officer of GLJ, was the technical supervisor for the evaluation. He is an internationally recognized oil and gas resource evaluation expert and has over 20 years of working experience.

Gaffney, Cline & Associates (Consultants) Pte Ltd. (“GCA”), an engineering consulting firm based in Singapore, carried out an independent assessment of our reserves estimation and valuation in certain countries such as Algeria and Chad as of December 31, 2012 and 2013. The reserve report of GCA has been compiled under the supervision of Mr. David S. Ahye, the firm’s director for the Asia Pacific region. He has over 30 years’ experience in the petroleum industry and holds a bachelor’s degree in chemical engineering.

Gaffney, Cline & Associates, Inc., an engineering consulting firm based in Texas, the United States, carried out an assessment of our reserves in the Halfaya oilfield in Iraq as of December 31, 2012 and 2013. Mr. Sakowski was the project manager for the reserves evaluation project of our Halfaya oilfield. He is a mechanical engineer and holds a master’s degree in project management. Mr. Sakowski is a member of the Society of Petroleum Engineers and Alberta APGG. He has 35 years of international experience in the oil and gas industry.

McDaniel &Associates Consultants Ltd., a petroleum consulting firm with its headquarters in Canada, carried out an independent assessment of our reserves held through PetroKazakhstan Inc. as of December 31, 2012 and 2013. Mr. Bryan Emslie, the Senior Vice President of McDaniel &Associates Consultants Ltd., was responsible for supervising the preparation of our reserve report. Mr. Bryan Emslie is a member of the Society of Petroleum Evaluation Engineers and the Society of Petroleum Engineers. He has over 30 years’ experience in oil and gas reservoir evaluation.

None of the above consulting firms or their partners, senior officers or employees has any direct or indirect financial interest in our company and the remunerations to the firms are not in any way contingent upon reported reserve estimates.

For detailed information about our net proved reserves estimates, please refer to the summary reports of reserves filed hereto as exhibits to this annual report on Form 20-F.

The following table sets forth our estimated proved reserves (including proved developed reserves and proved undeveloped reserves), proved developed reserves and proved undeveloped reserves of crude oil and natural gas as of December 31, 2012, 2013 and 2014.

	Crude Oil	Natural Gas(1)	Combined
	(Millions of barrels)	(Bcf)	(BOE, in millions)
Proved developed and undeveloped reserves
Reserves as of December 31, 2012	11,018.0	67,581.2	22,281.5
Revisions of previous estimates	(124.1)	(6,415.5)	(1,193.2)
Extensions and discoveries	774.8	10,958.7	2,601.3
Improved recovery	84.4		84.4
Production for the year	(932.9)	(2,801.9)	(1,400.0)
Reserves as of December 31, 2013	10,820.3	69,322.6	22,374.1
Revisions of previous estimates	(16.1)	(2,707.4)	(467.2)
Extensions and discoveries	645.6	7,511.1	1,897.4
Improved recovery	94.0	—	94.0
Sold	(4.9)	—	(4.9)
Production for the year	(945.5)	(3,028.8)	(1,450.4)
Reserves as of December 31, 2014	10,593.4	71,097.5	22,443.0
Proved developed reserves
As of December 31, 2012	7,395.7	31,606.5	12,663.4
As of December 31, 2013	7,219.6	32,813.1	12,688.5
As of December 31, 2014	7,253.5	35,823.9	13,224.2
Proved undeveloped reserves
As of December 31, 2012	3,622.3	35,974.7	9,618.1
As of December 31, 2013	3,600.7	36,509.5	9,685.6
As of December 31, 2014	3,339.9	35,273.6	9,218.8

(1)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

Our proved undeveloped reserves were 9,218.8 million BOE in 2014. The main changes in our proved undeveloped reserves in 2014 include (i) the conversion of 2,089.2 million BOE of proved undeveloped reserves into proved developed reserves; and (ii) an increase of 1,622.4 million BOE in proved undeveloped reserves through extensions and discoveries as well as revisions of previous data as a result of improved discoveries. In 2014, we spent RMB130,912 million on developing proved undeveloped reserves. The overwhelming majority of our proved undeveloped reserves are situated around the oil fields that are currently producing. The majority of our proved undeveloped reserves are already scheduled for development within five years after initial booking.

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

There are mainly two types of long-term supply arrangements. The first is multi-year supply contracts with terms ranging from 20 to 30 years that can be extended upon mutual agreement. The second type is renewable annual contracts. The majority of the natural gas produced from our gas fields in China is put into our nationwide, long-range pipeline system and sold to customers who have entered into multi-year supply contracts with us in the areas where the long-range pipeline system covers. A small portion of the natural gas produced by our company is put into local or internal pipeline systems and sold to customers in the areas adjacent to the company’s gas fields. These customers typically have formed de-facto long-term relationships with our company over the years and enter into supply contracts with us before the yearend to determine the amount of gas to be purchased for the next year, with such contracts being renewed every year. In general, our supply relationships with customers under the annual contracts have existed for more than ten years.

Mainly as a result of our contractual obligations to ensure a long-term, stable supply of natural gas to customers, we must maintain a relatively large amount of proved undeveloped natural gas reserves and develop them over an extended period of time (in some cases, longer than five years).

The following tables set forth our crude oil and natural gas proved reserves and proved developed reserves by region as of December 31, 2012, 2013 and 2014.

	As of December 31,
	2012		2013		2014
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
	(Millions of barrels)
Crude oil reserves
Daqing	2,697.1	2,078.1	2,484.9	1,895.2	2,267.1	1,710.8
Changqing	2,257.7	1,623.2	2,383.5	1,745.3	2,553.5	1,913.6
Xinjiang	1,512.5	1,050.2	1,548.6	1,024.7	1,535.1	1,028.9
Other regions(1)	4,550.7	2,644.2	4,403.3	2,554.4	4,237.7	2,600.2

Total	11,018.0	7,395.7	10,820.3	7,219.6	10,593.4	7,253.5

	As of December 31,
	2012		2013		2014
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
	(bcf)
Natural gas reserves
Changqing	22,521.1	11,111.9	22,610.0	11,275.3	23,030.1	10,796.6
Tarim	20,250.4	7,939.3	20,770.7	8,967.2	22,434.2	12,495.5
Chuanyu	10,976.7	3,270.3	12,490.3	3,488.4	12,841.8	3,781.2
Other regions(2)	13,833.0	9,285.0	13,451.6	9,082.2	12,791.4	8,750.6

Total	67,581.2	31,606.5	69,322.6	32,813.1	71,097.5	35,823.9

(1)	Represents other oil regions in China and our overseas oil and gas fields.
(2)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

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

The following table sets forth the number of wells we drilled, or in which we participated, and the results thereof, for the periods indicated.

Year		Daqing	Xinjiang	Changqing	Others(1)	Total
2012
	Net exploratory wells drilled(2)	178	129	737	707	1,751
	Crude oil	163	84	434	313	994
	Natural gas	8	—	129	229	366
	Dry(3)	7	45	174	165	391
	Net development wells drilled(2)	4,498	2,018	9,289	4,127	19,932
	Crude oil	4,464	2,012	8,098	3,052	17,626
	Natural gas	10	6	1,050	1,030	2,096
	Dry(3)	24	—	141	45	210
2013
	Net exploratory wells drilled(2)	182	128	1,072	636	2,018
	Crude oil	164	89	638	298	1,189
	Natural gas	8	—	150	179	337
	Dry(3)	10	39	284	159	492
	Net development wells drilled(2)	4,909	1,716	5,981	4,181	16,787
	Crude oil	4,893	1,700	4,899	2,804	14,296
	Natural gas	9	16	994	1,336	2,355
	Dry(3)	7	—	88	41	136
2014
	Net exploratory wells drilled(2)	98	132	995	557	1,782
	Crude oil	76	68	615	309	1,068
	Natural gas	14	1	137	97	249
	Dry(3)	8	63	243	151	465
	Net development wells drilled(2)	5,134	1,559	5,611	3,832	16,136
	Crude oil	5,106	1,537	4,983	3,076	14,702
	Natural gas	16	22	525	731	1,294
	Dry(3)	12	0	103	25	140

(1)	Represents the Liaohe, Jilin, Huabei, Dagang, Sichuan, Tarim, Tuha, Qinghai, Jidong, Yumen, Zhejiang, southern and other oil regions.
(2)	“Net” wells refer to the wells after deducting interests of others. No third parties own any interests in any of our wells.
(3)	“Dry” wells are wells with insufficient reserves to sustain commercial production.

We had 340 wells in the process of being drilled and 17,918 wells with multiple completions as of December 31, 2014.

Oil-and-Gas Properties

The following table sets forth our interests in developed and undeveloped acreage by oil region and in productive crude oil and natural gas wells as of December 31, 2014.

			Acreage(1)
	Productive Wells(1)		Developed		Undeveloped
Oil Region	Crude Oil	Natural Gas	Crude Oil	Natural Gas	Crude Oil	Natural Gas
	(Thousands of acres)
Daqing	69,222	307	1,019.58	94.78	718.20	104.11
Changqing	53,231	9,679	1,047.17	4,746.46	565.80	2,444.00
Xinjiang	30,987	265	377.50	58.1	167.52	17.1
Other regions(2)	69,393	5,266	1,493.37	979.30	970.45	1,138.14

Total	222,833	15,517	3,937.62	5,878.64	2,421.97	3,703.35

(1)	Includes all wells and acreage in which we have an interest. No third parties own any interests in any of our wells or acreage.
(2)	Represents the Liaohe, Jilin, Huabei, Dagang, Southwestern, Tarim, Tuha, Qinghai, Jidong, Yumen, Zhejiang, southern and other oil regions.

Production

The following table sets forth our historical average net daily crude oil and natural gas production by region and our average sales price for the periods ended December 31, 2012, 2013 and 2014.

	For the Year Ended December 31,			% of 2014 Total
	2012	2013	2014
Crude oil production(1)
(thousands of barrels per day, except percentages or otherwise indicated)
Daqing	799.3	797.5	792.3	30.6
Changqing	456.4	492.0	506.8	19.6
Xinjiang	222.7	234.8	238.9	9.2
Other(2)	1,025.8	1,031.4	1,052.3	40.6

Total	2,504.2	2,555.8	2,590.3	100.0

Annual production (million barrels)	916.5	932.9	945.5
Average sales price (US$ per barrel)	103.65	100.42	94.83

Natural gas production(1)(3)
(millions of cubic feet per day, except percentages or otherwise indicated)
Changqing	2,421.5	2.865.9	3,186.3	38.4
Tarim	1,739.2	1,995.3	2,099.4	25.3
Chuanyu	1,198.6	1,148.9	1,252.6	15.1
Other(4)	1,632.1	1,666.2	1,759.7	21.2

Total	6,991.4	7,676.3	8,298.0	100.0

Annual production (Bcf)	2,558.8	2,801.9	3,028.8
Average realized price (US$ per Mcf)(5)	5.04	5.61	6.30

(1)	Production volumes for each region include our share of the production from all of our cooperative projects with foreign companies in that region.
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

In 2014, we supplied a substantial majority of our total crude oil sales to our refineries. In addition, we entered into a crude oil mutual supply framework agreement with Sinopec in January 2015 for the supply of crude oil to each other’s refineries in 2015. Under this agreement, we agreed in principle to supply 4.74 million tons of crude oil to Sinopec in 2015. For the years ended December 31, 2012, 2013 and 2014, the average lifting costs of our crude oil and natural gas production were US$11.74 per BOE, US$13.23 per BOE and US$13.76 per BOE, respectively.

Principal Oil and Gas Regions

Daqing Oil Region

The Daqing oil region, our largest oil and gas producing property, is located in the Songliao basin and covers an area of approximately one million acres. In 2012, 2013 and 2014, our crude oil production volume in the Daqing oil region was 799.3 thousand barrels per day, 797.5 thousand barrels per day and 792.3 thousand barrels per day, respectively. As of December 31, 2014, we produced crude oil from 39 fields in the Daqing oil region.

As of December 31, 2014, our proved crude oil reserves in the Daqing oil region were 2,267.1 million barrels, representing 21.4% of our total proved crude oil reserves. As of December 31, 2012 and 2013, the proved crude oil reserves in our Daqing oil region were 2,697.1 million barrels and 2,484.9 million barrels, respectively. In 2014, the crude oil reserve-to-production ratio of the Daqing oil region was 7.7 years.

Daqing’s crude oil has low sulfur and high paraffin content. As many refineries in China, particularly those in northeastern China, are configured to refine Daqing crude oil, we have a stable market for the crude oil we produce in the Daqing oil region.

Changqing Oil and Gas Region

The Changqing oil and gas region covers parts of Shaanxi Province, Gansu Province, Ningxia, Inner Mongolia and Shanxi Province. As of December 31, 2014, our proved crude oil reserves in the Changqing oil region were 2,553.5 million barrels, representing 24.1 % of our total proved crude oil reserves. In 2014, our crude oil production in the Changqing oil region averaged 506.8 thousand barrels per day, representing approximately 19.6% of our total daily crude oil production. In 2014, the crude oil reserve-to-production ratio at the Changqing oil region was 13.8 years.

In the early 1990s, we discovered the Changqing oil and gas region, which had total estimated proved natural gas reserves of 23,030.1 Bcf as of December 31, 2014, representing 32.4% of our total proved natural gas reserves. In January 2001, we discovered the Sulige gas field in the Changqing oil and gas region, which had total estimated proved natural gas reserves of 10,569.4 Bcf as of December 31, 2014. Sulige gas field is currently the largest gas field in China. In 2014, the Changqing oil and gas region produced 1,163.0 Bcf of natural gas for sale, representing an increase of 11.2% from 1,046.1 Bcf in 2013.

Xinjiang Oil Region

The Xinjiang oil region is one of our four largest crude oil producing properties and is located in the Junggar basin in northwestern China. We commenced our operations in the Xinjiang oil region in 1951. The Xinjiang oil region covers a total area of approximately 900,000 acres.

As of December 31, 2014, our proved crude oil reserves in the Xinjiang oil region were 1,535.1 million barrels, representing 14.5% of our total proved crude oil reserves. In 2014, our oil fields in the Xinjiang oil region produced an average of 238.9 thousand barrels of crude oil per day, representing approximately 9.2% of our total daily crude oil production. In 2014, the crude oil reserve-to-production ratio at the Xinjiang oil region was 17.6 years.

Tarim Oil and Gas Region

The Tarim oil and gas region is located in the Tarim basin in northwestern China with a total area of approximately 590,000 acres. In 1998, we discovered the Kela 2 natural gas field in the Tarim oil and gas region. As of December 31, 2014, the proved natural gas reserves in the Tarim oil and gas region reached 22,434.2 Bcf, representing 31.6% of our total proved natural gas reserves.

In 2014, we produced 766.3 Bcf of natural gas for sale in the Tarim oil and gas region. We have completed the construction of the pipelines to deliver natural gas in the Tarim oil and gas region to the central and eastern regions of China where there is strong demand for natural gas transmitted through our West-East Gas Pipelines. See “— Natural Gas and Pipeline — Natural Gas Transmission Infrastructure” for a discussion of our West-East Gas Pipeline.

Chuanyu Gas Region

We began natural gas exploration and production in the Chuanyu gas region in the 1950s. The Chuanyu gas region covers a total area of approximately 2.3 million acres. The natural gas reserve-to-production ratio in the Chuanyu gas region was approximately 28.1 years in 2014. As of December 31, 2014, we had 114 natural gas fields under development in the Chuanyu gas region. In 2013, our proved gas reserves increased by 6,621.6 Bcf cubic meters in the Anyue gas field located in the Chuanyu gas region. This is the largest ever monomer marine uncompartmentalized carbonate gas reservoir discovered in China and represents one of our major breakthroughs in the exploration of gas reserves.

As of December 31, 2014, our proved natural gas reserves in the Chuanyu gas region were 12,841.8 Bcf, representing 18.1% of our total proved natural gas reserves and an increase of 2.8% from 12,490.3 Bcf as of December 31, 2013. In 2014, our natural gas production for sale in the Chuanyu gas region reached 457.2 Bcf, representing 15.1% of our total natural gas production for sale.

Refining and Chemicals

We now operate 28 enterprises located in eight provinces, four autonomous regions and three municipalities to engage in refining of crude oil and petroleum products, as well as the production and marketing of basic petrochemical products, derivative chemical products and other chemical products.

The following table sets forth the financial and operating data of our refining and chemicals segment for each of the years ended December 31, 2012, 2013 and 2014:

	Year Ended December 31,
	2012	2013	2014
Revenue (RMB in millions)	883,218	871,815	846,082
Loss from operations (RMB in millions)	(43,511)	(24,392)	(23,560)
Crude oil processed (million barrels)	1,012.5	992.3	1,010.6
Crude oil primary distillation capacity (million barrels/year)	1,160.8	1,174.1	1,248.0
Production of refined oil products (thousand tons)	91,016	90,282	92,671

Refining

Refined Products

We produce a wide range of refined products at our refineries. Some of the refined products are for our internal consumption and used as raw materials in our petrochemical operation. The table below sets forth production volumes for our principal refined products for each of the years ended December 31, 2012, 2013 and 2014.

	Year Ended December 31,
Principal Product	2012	2013	2014
	(In thousands of tons)
Diesel	59,227	56,876	57,627
Gasoline	28,381	29,294	30,688
Kerosene	3,408	4,112	4,356
Lubricants	1,838	1,886	1,581
Fuel oil	3,874	3,802	3,423
Naphtha	9,876	9,056	9,966

Our Refineries

Most of our refineries are strategically located close to our crude oil production and storage bases along our crude oil and refined product transmission pipelines and railways, which provide our refineries with secure supplies of crude oil and facilitate our distribution of refined products to the domestic markets. In 2014, we further optimized our production processes and increased our refinery capacity. We also completed upgrade of diesel quality to ensure compliance with China IV standards. In addition, we have begun to further upgrade diesel quality to ensure compliance with China V standards in such key areas as the Beijing-Tianjin-Hebei region, the Yangtze River Delta, and the Pearl River Delta. In 2014, Sichuan Petrochemical began production, and Guangxi Petrochemical put into operation its completed sulfur crude oil processing projects. The Yunnan refinery project, with a capacity over 10 million tons, is progressing as scheduled. In each of the years ended December 31, 2012, 2013, and 2014, our exploration and production operations supplied approximately 66.3% , 68.8%, and 68.7%, respectively, of the crude oil processed in our refineries.

The table below sets forth certain operating statistics regarding our refineries as of December 31, 2012, 2013 and 2014.

	As of December 31,
	2012	2013	2014
Primary distillation capacity(1) (thousand barrels per day)
Lanzhou Petrochemical	212.6	212.6	212.6
Dalian Petrochemical	415.0	415.0	415.0
Fushun Petrochemical	236.9	222.7	222.7
Dushanzi Petrochemical	202.4	202.4	202.4
Guangxi Petrochemical	202.4	202.4	202.4
Jilin Petrochemical	198.4	198.4	198.4
Sichuan Petrochemical	—	—	202.4
Other refineries	1,712.6	1,763.2	1,763.2

Total	3,180.3	3,216.7	3,419.2

Refining throughput (thousand barrels per day)
Lanzhou Petrochemical	202.3	212.6	185.4
Dalian Petrochemical	329.1	281.9	259.1
Fushun Petrochemical	152.2	167.8	170.5
Dushanzi Petrochemical	180.7	183.4	181.2
Guangxi Petrochemical	174.1	137.3	143.8
Jilin Petrochemical	168.5	173.5	168.7
Sichuan Petrochemical	—	—	125.4
Other refineries	1,559.6	1,562.0	1,534.6

Total	2,766.5	2,718.5	2,768.7

(1)	Represents the primary distillation capacity of crude oil and condensate.

In each of the years ended December 31, 2012, 2013 and 2014, the average utilization rate of the primary distillation capacity at our refineries was 90.1% , 87.3% and 86.1%, respectively, and the average yield for our four principal refined products (gasoline, kerosene, diesel and lubricants) at our refineries was 67.8%, 68.6% and 68.9% respectively. “Yield” represents the number of tons of a refined product expressed as a percentage of the number of tons of crude oil from which that product is processed. In each of the years ended December 31, 2012, 2013 and 2014, the yield for all refined products at our refineries was 93.8% , 93.4% and 93.8%, respectively.

Dalian Petrochemical, Lanzhou Petrochemical, Dushanzi Petrochemical, Guangxi Petrochemical, Sichuan Petrochemical, Fushun Petrochemical and Jilin Petrochemical were our leading refineries in terms of both primary distillation capacity and refining throughput in 2014.

To maintain effective operations of our facilities and lower production costs, we have endeavored to achieve the most cost-efficient proportions of various types of crude oil in our refining process. We purchase a portion of our crude oil requirements from third-party international suppliers located in different countries and regions. As a result, in 2014, we purchased a small amount of crude oil, through independent suppliers, from Sudan, which is on the U.S. sanction list. The crude oil so purchased was mingled with crude oil from other sources during the refining process. The revenue generated from our refinery from the crude oil purchased from Sudan accounted for 0.1% of our total revenue in 2014.

Chemicals

Most of our chemical plants are close to our refineries and are connected to the refineries by pipelines, providing additional production flexibility and opportunities for cost competitiveness. The raw materials required by our chemicals operations have been supplied by our own refineries.

Our Chemical Products

The table below sets forth the production volumes of our principal chemical products for each of the years ended December 31, 2012, 2013 and 2014.

	Year Ended December 31,
	2012	2013	2014
	(In thousand tons)
Basic petrochemicals
Propylene	4,074	4,257	4,600
Ethylene	3,690	3,982	4,976
Benzene	1,627	1,689	1,771
Derivative petrochemicals
Synthetic resin	6,089	6,537	7,951
Other synthetic fiber raw materials and polymer	1,595	1,218	1,293
Synthetic rubber	633	665	745
Other chemicals
Urea	4,408	3,771	2,663

We are one of the major producers of ethylene in China. We use the bulk of the ethylene we produce as a principal feedstock for the production of many chemical products, such as polyethylene. As of December 31, 2014, our annual ethylene production capacity was 5,910 thousand tons. We produce a number of synthetic resin products, including polyethylene, polypropylene and ABS. As of December 31, 2014, our production capacities for polyethylene, polypropylene and ABS were 5,062 thousand tons, 4,140 thousand tons and 705 thousand tons, respectively. In 2014, the 800 thousand tons-per-year ethylene project at Sichuan Petrochemical was completed and put into production.

Marketing of Chemicals

Our chemical products are distributed to a number of industries including the automotive, construction, electronics, medical manufacturing, printing, electrical appliances, household products, insulation, packaging, paper, textile, paint, footwear, agriculture and furniture industries.

The following table sets forth the sales volumes of our chemical products by principal product category for each of the years ended December 31, 2012, 2013 and 2014.

	Year Ended December 31,
Product	2012	2013	2014
	(In thousands tons)
Derivative petrochemicals
Synthetic resin	5,980.4	6,540.8	7,718.9
Synthetic fiber	107.4	101.8	86.4
Synthetic rubber	661.4	804.6	793.7
Intermediates	8,201.0	9,312.7	8,149.6
Other chemicals
Urea	4,303.6	3,943.7	2,681.8

In each of the years ended December 31, 2012, 2013 and 2014, our capital expenditures for our refining and chemicals segment were approximately RMB36,009 million, RMB26,671 million and RMB30,965 million, respectively. These capital expenditures were incurred primarily in connection with the expansion of our refining facilities, the upgrading of our product quality and the construction of large ethylene projects. In addition, we are also focusing on enhancing our processing technologies and methods. These efforts have enabled us to improve the quality of refined products at our refineries, particularly that of gasoline and diesel. We believe that our refined products are capable of meeting the product specification and environmental protection requirements as set by the PRC government.

Marketing

We engage in the marketing of refined products through 37 regional sales companies including three distribution branch companies, one lubricants branch company and one fuel oil company. These operations include the transportation and storage of the refined products, and the wholesale, retail and export of gasoline, diesel, kerosene, lubricant, asphalt and other refined products. In addition, we have been actively developing international trade and have made some new achievements in Asia, Europe and America, the three oil and gas operating centers in the world, which further improved our international operations.

The following table sets forth the financial and operating data of our marketing segment for each of the years ended December 31, 2012, 2013 and 2014:

	Year Ended December 31,
	2012	2013	2014
Revenue (RMB in millions)	1,890,558	1,946,806	1,938,501
Income from operations (RMB in millions)	16,391	7,562	5,421
External sales volume of refined oil products (thousand tons)	153,277	159,133	160,878

We market a wide range of refined products, including gasoline, diesel, kerosene and lubricants, through an extensive network of sales personnel and independent distributors and a broad wholesale and retail distribution system across China. As of December 31, 2014, our marketing network consisted of:

•

Numerous nationwide wholesale distribution outlets. All of these outlets are located in high demand areas across China, particularly in the coastal areas, along major railways and along the Yangtze River; and

•	20,422 service stations, consisting of 19,806 service stations owned and operated by us and 616 franchised service stations owned and operated by third parties.

The PRC government and other institutional customers, including railway, transportation and fishery operators, are long-term purchasers of the gasoline and diesel that we produce. We sell gasoline and diesel to these customers at the supply prices for special customers published by the PRC government. See “— Regulatory Matters — Pricing — Refined Products” for a discussion of refined product pricing.

The following table sets forth our sales volumes of diesel, gasoline, kerosene and lubricants for each of the years ended December 31, 2012, 2013 and 2014.

	Year Ended December 31,
Product	2012	2013	2014
	(In thousands tons)
Diesel	94,515	93,301	87,041
Gasoline	47,407	52,350	59,821
Kerosene	11,355	13,482	14,016
Lubricants	2,104	1,740	1,498

Wholesale Marketing

We sell refined products both directly and through independent distributors into various wholesale markets, as well as to utility, commercial, petrochemical, aviation, agricultural, fishery and transportation companies in China. Our gasoline and diesel sales also include the amount we transferred to our retail operations.

Retail Marketing

The weighted average sales volume of gasoline and diesel per business day at our service station network was 11.1 tons per service station in 2012, 11.0 tons per service station in 2013 and 10.8 tons per service station in 2014.

Capital expenditures for the marketing segment for the years ended December 31, 2012, 2013 and 2014 amounted to RMB14,928 million, RMB7,101 million and RMB5,616 million, respectively, which were used mainly for the construction of sales network facilities including service stations and oil storage tanks.

Natural Gas and Pipeline

We are China’s largest natural gas transporter and seller in terms of sales volume. We sell natural gas primarily to industrial companies, power plants, fertilizer and chemical companies, commercial users and municipal utilities owned by local governments. In addition, we also transmit crude oil and refined products in the natural gas and pipeline segment.

The following table sets forth the financial and operating data of our natural gas and pipeline segment for each of the years ended December 31, 2012, 2013 and 2014:

	As of December 31 or Year Ended December 31,
	2012	2013	2014
Revenue (RMB in millions)	202,196	232,751	284,262
Income (loss) from operations (RMB in millions)	(2,110)	28,888	13,126
Total length of natural gas pipelines (km)	40,995	43,872	48,602
Total length of crude oil pipeline (km)	16,344	17,614	18,107
Total length of refined oil products pipeline (km)	9,437	9,534	10,086
Total volume of natural gas sold(1) (Bcf)	3,015.5	3,480.0	4,424.2

(1)	Represents the natural gas sold to third parties

Our Principal Markets for Natural Gas

In 2014, in addition to satisfying the demand of the northwestern, southern, central and northeastern regions of China, we sold our natural gas mainly to the northern, eastern and southeastern regions of the PRC.

Sichuan Province and Chongqing Municipality are two of our principal markets for natural gas in southwest China. We supply natural gas to Sichuan Province and Chongqing Municipality from our exploration and production operations in the Sichuan oil and gas region. Beijing Municipality, Tianjin Municipality, Hebei Province and Shandong Province in northern China have relatively high energy consumption levels. These areas are important markets for our natural gas transmission and marketing business. We supply natural gas to these areas primarily from the Changqing oil region through the Shaanxi to Beijing natural gas pipeline.

Shanghai Municipality, Jiangsu Province, Zhejiang Province and Anhui Province located in Yangtze River Delta of eastern China, and Henan Province and Hubei Province located in the central China have become our significant natural gas markets.

We have entered into contracts to provide approximately 3,356.0 Bcf of natural gas in 2015. However, the committed quantity of supply may be adjusted by the buyers and us in the course of the performance of the contracts in light of the actual situation.

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

Natural Gas Transmission Infrastructure

As of December 31, 2014, we owned and operated approximately 48,602 kilometers of natural gas pipelines in China. Our natural gas pipelines represent the vast majority of China’s onshore natural gas pipelines. Our existing natural gas pipelines form a national trunk network for natural gas supply and the regional natural gas supply networks in northwestern, southwestern, northern and central China as well as the Yangtze River Delta.

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

The Third West-East Gas Pipeline

The main line of the Third West-East Gas Pipeline extends from Horgos to Fuzhou via Zhongwei. It consists of five main branch lines, including the Yining-Horgos Line, and numerous accessory branch lines, with a total length of 6,840 kilometers and a designed annual throughput capacity of 1,059.4 Bcf. By the end of 2014, the western section of the Third West-East Gas Pipeline that extends from Horgos to Zhongwei was completed, with a length of 2,459 kilometers. The middle section that extends from Zhongwei to Ji’an is 2,030 kilometers long and is scheduled to be completed by 2017. The eastern section which extends from Ji’an to Fuzhou is 825 kilometers long and is scheduled to be completed and put into operation by 2015.

In addition, we also operate other natural gas pipelines, such as the Zhong County-to-Wuhan natural gas pipeline, the first, the second and the third Shaanxi-to-Beijing natural gas pipelines and Sebei-to-Lanzhou natural gas pipelines.

Crude Oil Transportation and Storage Infrastructure

We have an extensive network for the transportation, storage and distribution of crude oil, which covers many regions of China.

As of December 31, 2014, the crude oil transportation and storage infrastructure operated by us consisted of:

•	18,107 kilometers of crude oil pipelines; and

•	crude oil storage facilities with an aggregate storage capacity of approximately 30.4 million cubic meters.

Russia to China Crude Oil Pipeline

In May 2009, we commenced the construction of the Russia to China crude oil transmission pipeline (the Mohe-to-Daqing section) upon the approval of the National Development and Reform Commission, or NDRC. In September 2010, we completed construction of the entire line and put it into commercial production in January 2011. We were the builder and operator of the section crossing the Heilongjiang River and the section which lies in China. This pipeline extends from the Skovorodino off-take station of Russia’s Far East Pipeline through Galinda at the Russian border, Heilongjiang Province, and Inner Mongolia, to Daqing terminal station. This pipeline is 935 kilometers long and has a designed transmission capacity of 15 million tons.

In addition, we also operate other crude oil pipelines, including the western crude oil pipeline, the northeastern crude oil pipeline network and the Lancheng crude oil pipeline.

Refined Product Transportation and Storage Infrastructure

As of December 31, 2014, the refined product transportation and storage infrastructure operated by us consisted of:

•	10,086 kilometers of refined product pipelines; and

•	refined product storage facilities with a total storage capacity of approximately 35.5 million cubic meters.

The Lanzhou-to-Zhengzhou-to-Changsha Pipeline

We received approval from the NDRC for and commenced construction of the Lanzhou-to-Zhengzhou-to-Changsha refined oil pipeline in December 2007. The pipeline starts from Lanzhou of Gansu Province and terminates at Changsha of Hunan Province, with a total length of 3,133 kilometers, including the length of all the main lines and branch lines. We finished construction and commenced the operation of the section from Lanzhou to Zhengzhou in April 2009 and the section from Zhengzhou to Wuhan in August 2009. The construction of all the main line and branch lines was completed by October 2013.

In addition, we also operate other refined product pipelines, such as the refined product pipelines for western regions and Lanzhou-to-Chengdu-to-Chongqing refined product pipeline.

During the past three years, we have not experienced any delays in delivering natural gas, crude oil and refined products due to pipeline capacity constraints.

Competition

As an oil and gas company operating in a competitive industry, we compete in each of our business segments in both China and international markets for desirable business prospects and for customers. Our principal competitors in China are China Petroleum and Chemical Corporation, or Sinopec, and CNOOC.

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

Refining and Chemicals Operations and Marketing Operations

We compete with Sinopec in our refining and chemicals operations and marketing operations on the basis of price, quality and customer service. Most of our refineries and chemical plants are located in the northeastern and northwestern regions of China where we have the dominant market share for refined products and chemical products. We sell the remainder of our refined products and chemical products to the eastern, southern, southwestern and central-southern regions of China, where our products have a considerable market share. The eastern and southern regions of China, where refined products and chemical products are in higher demand, are important markets for our refined products and chemical products. Sinopec has a strong presence in the eastern and southern regions of China in competition with us, and most of Sinopec’s refineries, chemical plants and distribution networks are located in these regions in close proximity to these markets. Moreover, as the newly constructed facilities of CNOOC commenced operation in the same region, large quantity of chemical products have been marketed into that area. In addition, the further diversification of the market players in China’s domestic market and the continuous increase in production capacity of low-cost petrochemical products in the Middle East have a material effect on our business. As a result, the competition has further intensified. We expect that we will continue to face competition in our refined products and chemical products sales in these regions. See “Item 3 — Key Information — Risk Factors”.

We also face competition from imported refined products and chemical products on the basis of price and quality. In recent years, competition from foreign producers of refined products and chemical products has increased and the retail and wholesale markets in China for refined products and chemical products will be gradually opened to foreign competition as tariff and non-tariff barriers for imported refined products and chemical products are being lifted over time. For example, sales of chemical products imported from the Middle East have increased rapidly in China in recent years. We expect to face additional competitive challenges in the refined and chemical products market. In response, we have to reduce our production costs, improve the quality of our products and optimize our product mix. See “Item 3 — Key Information — Risk Factors”.

Natural Gas and Pipeline Operations

We are the largest natural gas supplier in the PRC in terms of sales volume. Currently, we face competition from Sinopec, CNOOC and coal-based natural gas producers in the supply of natural gas to Beijing Municipality, Tianjin Municipality, Hebei Province, Shanghai Municipality, Jiangsu Province, Anhui Province, Henan Province, Hubei Province, Hunan Province and the northwestern regions of China, our existing principal markets for natural gas. Currently, Sinopec has natural gas fields in Sichuan Province and Chongqing Municipality and sells natural gas to users in places such as Sichuan, Chongqing, Hunan, Jiangsu, Zhejiang and Shanghai. We have also expanded into the coastal regions in southeastern China where we may face competition from CNOOC and Sinopec. We believe that our dominant natural gas resources base, our relatively advanced technologies and our skills in managing long distance pipelines will enable us to continue to be a dominant player in the natural gas markets in China.

Environmental Matters

Like other companies in the industries in which we operate, we are subject to numerous national, regional and local environmental laws and regulations promulgated by the governments in those jurisdictions. These laws and regulations concern our oil and gas exploration and production operations, petroleum and petrochemical products and other activities. In particular, some of these laws and regulations:

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

We anticipate that the environmental laws and regulations to which we are subject will become increasingly strict and are therefore likely to have an increasing impact on our operations. It is difficult, however, to predict accurately the effect of future developments in such laws and regulations on our future earnings and operations. Some risk of environmental costs and liabilities is inherent in our operations and products, as it is with other companies engaged in similar businesses. We cannot assure you that material costs and liabilities will not be incurred. However, we do not currently expect any material adverse effect on our financial condition or results of operations as a result of compliance with such laws and regulations. We paid pollutant discharge fees of approximately RMB327 million, RMB378 million and RMB385 million, in 2012, 2013and 2014, respectively.

To meet future environmental obligations, we are engaged in a continuous program to develop effective environmental protection measures. This program includes research on:

•	building environment-friendly projects;

•	reducing sulfur levels in gasoline and diesel fuel;

•	reducing paraffin and benzene content in gasoline and continuously reducing the quantity of emissions and effluents from our refineries and petrochemical plants; and

•	developing and installing monitoring systems at our pollutant discharge openings and developing environmental impact assessments for construction projects.

Our capital expenditures on environmental programs in 2012, 2013 and 2014 were approximately RMB1.94 billion, RMB2.55 billion and RMB4.00 billion, respectively.

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

Legal Proceedings

On September 3 and 6, 2013, two respective class action complaints were filed with the United States District Court for the Southern District of New York (the “Court”) against the Company and certain former and current directors and senior management of the Company for alleged violations of the securities laws of the

United States. These complaints were filed in light of PRC authorities’ investigation into certain former directors and senior management of the Company. The Company (through the designated legal documents delivery agent of the Company in the United States) has been served with notices of the complaints, with no details on the amounts claimed. The Company made announcements on September 6, 2013 and November 26, 2013, respectively, in relation to the actions.

On April 4, 2014, the Court entered an order to consolidate the related actions and appointed a lead plaintiff and lead counsel.

On June 6, 2014, the lead plaintiff submitted a revised complaint whereby the Company’s current directors and senior management were removed from the complaint and the individual defendants only include the former directors and senior management of the Company. The relevant charges set out in the complaint were basically the same as those in the previous complaint.

On August 5, 2014, in view of the revised complaint, the Company filed a motion to dismiss.

On November 24, 2014, upon approval by the court, the U.S. plaintiff further submitted a revised joinder complaint. In view of the complaint, the Company filed another motion to dismiss on February 13, 2015.

On April 10, 2015, the Court held a pre-motion conference to discuss the plaintiff’s request for submission of supplemental pleadings, and the Court dismissed the plaintiff’s request.

The normal course of business of the Company has not been affected by these complaints. The Company will proactively and vigorously contest the complaint with its best efforts to protect the legitimate rights and interests of the Company.

In addition to the foregoing, we are involved in several legal proceedings concerning matters arising in the ordinary course of our business. We believe, based on currently available information, that these proceedings, individually or in the aggregate, will not have a material adverse effect on our results of operations or financial condition.

Properties

We own substantially all of our properties, plants and equipment relating to our business activities. We hold exploration and production licenses covering all of our interests in developed and undeveloped acreage, oil and natural gas wells and relevant facilities.

Intellectual Property

Our company logo “ ” is jointly owned by us and CNPC and has been used since December 26, 2004. Together with CNPC, we have applied for trademark registrations of the logo with the State Trademark Bureau of the PRC. To date, several of our applications have been approved and others are either in the process of review or public announcement phase. In addition, together with CNPC, we have applied for international trademark registration for our logo in other jurisdictions. We have received 121 International Trademark Registration Certificates for our logo covering more than 50 jurisdictions.

As of December 31, 2014, we owned approximately 8,859 patents in China and other jurisdictions. We were granted 1,480 patents in China in 2014.

Regulatory Matters

Overview

China’s oil and gas industry is subject to extensive regulation by the PRC government with respect to a number of aspects of exploration, production, transmission and marketing of crude oil and natural gas as well as production, transportation and marketing of refined products and chemical products. The following central government authorities exercise control over various aspects of China’s oil and gas industry:

•

The Ministry of Land and Resources has the authority to grant, examine and approve oil and gas exploration and production licenses, and to oversee the registration and transfer of exploration and production licenses.

•	The Ministry of Commerce:

•	sets and grants import and export volume quotas for crude oil and refined products in accordance with the market supply and demand in China as well as WTO requirements for China;

•	issues import and export licenses for crude oil and refined products to oil and gas companies that have obtained import and export quotas; and

•	examines and approves production sharing contracts in relation to oil and coal seam gas and Sino-foreign equity and cooperative joint venture contracts.

•	The National Development and Reform Commission:

•	is responsible for industry administration, industry policy and policy coordination over China’s oil and gas industry;

•	determines mandatory minimum volumes and applicable prices of natural gas to be supplied to certain fertilizer producers;

•	publishes guidance prices for natural gas and maximum retail prices for certain refined products, including gasoline and diesel;

•	formulates the plan for aggregate import and export volume of crude oil and refined products in accordance with the market supply and demand in China;

•	approves significant petroleum, natural gas, oil refinery and chemical projects set forth under the Catalogs of Investment Projects Approved by the Central Government; and

•	approves Sino-foreign equity and cooperative projects exceeding certain capital amounts.

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

Applicants for exploration licenses must first register with the Ministry of Land and Resources blocks in which they intend to engage in exploration activities. The holder of an exploration license is obligated to make a progressively increasing annual minimum exploration investment in each corresponding block. Investments range from RMB2,000 per square kilometer for the initial year to RMB5,000 per square kilometer for the second year, and to RMB10,000 per square kilometer for the third and subsequent years. Additionally, the holder has to pay an annual exploration license fee that starts at RMB100 per square kilometer for each of the first three years and increases by an additional RMB100 per square kilometer per year for subsequent years up to a maximum of RMB500 per square kilometer. The maximum term of an oil and natural gas exploration license is seven years, subject to renewal upon expiration of the original term, with each renewal being up to two years. At the exploration stage, an applicant can also apply for a progressive exploration and production license that allows the holder to test and develop reserves not yet fully proven. Upon the detection and confirmation of the quantity of reserves in a certain block, the holder must apply for a production license based on economic evaluation, market conditions and development planning in order to shift into the production phase in a timely fashion. In addition, the holder needs to obtain the right to use that block of land. Generally, the holder of a full production license must obtain a land use rights certificate for industrial land use covering that block of land.

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

In order to promote the oil product quality upgrading, on September 16, 2013, the NDRC issued the Circular regarding Relevant Opinions on the Pricing Policy for Oil Product Quality Upgrading, pursuant to which the price increase standard for the auto-use gasoline and diesel upgraded to China IV Standard shall be set as RMB290 per ton and RMB370 per ton, respectively and the price increase standard for the auto-use gasoline and diesel upgraded from China IV to China V Standard shall be set at RMB170 per ton and RMB160 per ton, respectively.

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

On December 26, 2005, the NDRC reformed the mechanism for setting the ex-factory prices of domestic natural gas by changing the ex-factory prices to governmental guidance prices and categorizing domestic natural gas into two categories. On the basis of the ex-factory price set by the government, subject to the negotiations between the seller and the buyer, the actual ex-factory price of the first category may float upward or downward up to 10%; while the actual ex-factory price of the second category may float upward up to 10% and downward to any level. The price of the first category will be adjusted to the same level as the second category within three to five years. The National Development and Reform Commission does not allow PetroChina and Sinopec to charge different prices towards internal and external enterprises. On November 10, 2007, the National Development and Reform Commission increased the ex-factory price of the industrial use natural gas by RMB400/thousand cubic meters. On June 1, 2010, the NDRC raised the median ex-factory prices of the domestic onshore natural gas and as a result, the median ex-factory price of all the oil and gas fields in China increased by RMB0.23/cubic meter. At the same time, the National Development and Reform Commission combined the first category and the second category median ex-factory prices of the natural gas from Dagang Oil Field, Liaohe Oil Field and Zhongyuan Oil Field, thus ending the “dual-track natural gas pricing system” as described above. In addition, the National Development and Reform Commission expanded the floating range of the median ex-factory price by allowing the median ex-factory price to float upward to 10% and downward to any level.

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

On August 10, 2014, based on the existing natural gas price reform roadmap, the NDRC issued price adjustment programs for non-resident natural gas, effective from September 1, 2014 in China. The main provisions are: (i) the natural gas citygate price for existing supplies to non-residential customers shall be increased by RMB400 per thousand cubic meters, if the natural gas price for new supplies were kept at current levels; (ii) no adjustment will be made to the citygate price for natural gas consumed by residential users; and (iii) further actions will be taken to implement the policy in connection with the liberalization of the sales price of imported liquefied natural gas (LNG) and the prices for shale gas, coal-seam gas and coal gas.

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

Production and Marketing

Crude Oil

Each year, the NDRC publishes the projected target for the production and process of crude oil in China based on the domestic consumption estimates submitted by domestic producers, including but not limited to PetroChina, Sinopec and CNOOC, the production of these companies as well as the forecast of international crude oil prices. The actual production levels are determined by the producers themselves and may vary from the submitted estimates. Since January 1, 2007, when the Measures on the Administration of the Refined Products Market promulgated by the Ministry of Commerce became effective, qualified domestic producers are permitted to engage in the sale and storage of crude oil. Foreign companies with the required qualifications are also allowed to establish and invest in enterprises to conduct crude oil business.

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

Transportation and Refining

Since December 1, 2007, PRC regulations have encouraged foreign investment in the construction and operation of oil and gas pipelines and storage facilities. On March 10, 2015, PRC abandoned the restrictions on foreign investment in refineries with a production capacity of below 10 million tons per annum. Furthermore, when appropriate, projects must receive necessary approvals from relevant PRC government agencies. See “Item 3 — Key Information — Risk Factors”.

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

(2) facilities for taking delivery of, storing or transporting imported liquefied natural gas and major, cross-province (region or municipality) oil transmission pipeline facilities;

(3) cross-province (region or municipality) trunk network for gas transmission;

(4) new refineries, first expansion of existing refineries, new ethylene projects, and transformation or expansion of existing ethylene projects which will result in an additional annual capacity of 200 thousand tons;

(5) coal-to-methanol-to-olefins project with a capacity of 0.5 million tons per annum or more and coal-to-methanol project with a capacity of 1 million tons per annum or more;

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

Tax Item	Tax Base	Tax Rate
Enterprise income tax	Taxable income	Effective from January 1, 2008, the statutory corporate tax rate is 25%, whereas a statutory corporate tax rate of 15% is applicable to operations in certain western regions in China qualified for certain tax incentives through the year 2020

Value-added tax	Turnover	13% for liquified natural gas, natural gas, liquified petroleum gas, agricultural film and fertilizers and 17% for other items. On November 16, 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Plan for Implementation of the Pilot Reform for Collection of Value-added Tax in Lieu of Business Tax which sets forth

Tax Item	Tax Base	Tax Rate

the guidelines, principles and major contents of the pilot reform. Pursuant to the Plan, effective from January 1 and September 1, 2012, respectively, in pilot provinces and municipalities including Shanghai and Beijing, a pilot reform has been implemented on a step-by-step basis or completed to collect value-added tax in lieu of business tax on the revenue generated from transportation services and certain modern services, and effective from August 1, 2013, the pilot reform has been implemented across the nation. Certain pipeline transmission services and research and development technical services of our company have since then been subject to value-added-tax at the rates of 11% and 6%, respectively.

Business tax		Collected at rates prescribed by the state based on the actual contents of the services.

Consumption tax	Aggregate volume sold or self-consumed

Effective from November 29, 2014, the consumption tax on gasoline, naphtha, solvent naphtha and lubricant was increased from RMB1.0 per liter to RMB1.12 per liter, and the consumption tax on diesel oil, aviation kerosene and fuel oil was increased from RMB0.8 per liter to RMB0.94 per liter. Collection of taxes on aviation kerosene shall continue to be suspended.

Effective from December 13, 2014, the consumption tax on gasoline, naphtha, solvent naphtha and lubricant was increased from RMB1.12 per liter to RMB1.4 per liter, and the consumption tax on diesel oil, aviation kerosene and fuel oil was increased to RMB1.1 per liter from RMB0.94 per liter. Collection of taxes on aviation kerosene shall continue to be suspended.

Resource tax	Value sold

Effective from December 1, 2014, the applicable rate of resource tax on oil and gas was increased from 5% to 6%.

Certain oil fields, however, may enjoy certain preferential treatment with respect to the resource tax based on the quality of their actual resources, scale of exploration and production activities, and actual production cost.

Compensatory fee for mineral resources	Turnover	Effective from December 1, 2014, the compensatory fee for mineral resources with respect to oil and gas shall be reduced to zero.

Crude oil special gain levy	Sales amount above specific threshold

Effective from November 1, 2011, the threshold above which crude oil special gain levy levied on the domestic crude oil sold was raised from US$40 per barrel to US$55 per barrel, with the five-level progressive tax rates varying from 20% to 40% remaining.

On December 26, 2014, the Ministry of Finance issued the Notice on the Increase of the Threshold of the Crude Oil Special Gain Levy, which stipulates that the threshold of the

Tax Item	Tax Base	Tax Rate

crude oil special gain levy will be increased from US$55 per barrel to US$65 per barrel as of January 1, 2015. After the increase, the crude oil special gain levy continues to be collected at the five-level progressive tax rates.

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

The environmental regulations require a company, such as us, to register or file an environmental impact report with the relevant environmental authority for approval before it undertakes any construction of a new production facility or any major expansion or renovation of an existing production facility. The new facility or the expanded or renovated facility will not be permitted to operate unless the relevant environmental authority has inspected the environmental equipment installed at the facility and decides it satisfies the environmental protection requirements. A company that wishes to discharge pollutants, whether it is in the form of emission, water or materials, must submit a pollutant discharge declaration statement detailing the amount, type, location and method of treatment. After reviewing the pollutant discharge declaration, the relevant environmental authority will determine the amount of discharge allowable under the law and will issue a pollutant discharge license for that amount of discharge subject to the payment of discharge fees. If a company discharges more than is permitted in the pollutant discharge license, the relevant environmental authority can fine the company up to several times the discharge fees payable by the offending company for its allowable discharge, or require the offending company to close its operation to remedy the problem.

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

We are China’s largest producer of crude oil and natural gas and are one of the largest companies in China in terms of revenue. In 2014, we produced approximately 945.5 million barrels of crude oil and approximately 3,028.8 Bcf of natural gas for sale. Our refineries also processed approximately 1,010.6 million barrels of crude oil in 2014. In 2014, we had turnover of RMB2,282,962 million and profit attributable to owners of our company of RMB107,172 million.

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

The table below sets forth the average realized prices of our principal products in 2012, 2013 and 2014.

	2012	2013	2014
Crude oil (US$/barrel)	103.65	100.42	94.83
Natural gas (US$/thousand cubic feet) (1)	6.74	7.35	7.84
Gasoline (US$/barrel)	149.23	149.42	140.85
Kerosene (US$/barrel)	128.32	122.94	116.45
Diesel (US$/barrel)	148.84	146.61	139.72

(1)	Natural gas citygate price

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

Accounting for Oil and Gas Exploration and Production Activities

We use the successful efforts method of accounting, with specialized accounting rules that are unique to the oil and gas industry, for oil and gas exploration and production activities. Under this method, geological and geophysical costs incurred are expensed when incurred. However, all costs for developmental wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalized. Costs of exploratory wells are capitalized as construction in progress pending determination of whether the wells find proved reserves. For exploratory wells located in regions that do not require substantial capital expenditures before the commencement of production, the evaluation of the economic benefits of the reserves in such wells will be completed within one year following the completion of the exploration drilling. Where such evaluation indicates that no economic benefits can be obtained, the relevant costs of exploratory wells will be converted to dry hole exploration expenses. The relevant costs will be classified as oil and gas assets and go through impairment review if the evaluation indicates that economic benefits can be obtained. For wells with economically viable reserves in areas where a major capital expenditure would be required before production can begin, the related well costs remain capitalized only if additional drilling is under way or firmly planned. Otherwise the well costs are expensed as dry holes. We have no material costs of unproved properties capitalized in oil and gas properties.

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

Before estimated oil and gas reserves are designated as “proved”, certain engineering criteria must be met in accordance with industry standards and the regulations of the SEC. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Therefore, these estimates do not include probable or possible reserves. Our proved reserve estimates are updated annually by independent, qualified and experienced oil and gas reserve engineering firms in the United States, Singapore and Canada. Our oil and gas reserve engineering department has policies and procedures in place to ensure that these estimates are consistent with these authoritative guidelines. Among other factors required by authoritative guidelines, this estimation takes into account recent information about each field, including production and seismic information, estimated recoverable reserves of each well, and oil and gas prices and operating costs as of the date the estimate is made. The price shall be the average price during the 12-month period before the ending date of the period covered by this report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

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

In addition, due to the importance of these estimates in understanding the perceived value and future cash flows of a company’s oil and gas operations, we have also provided supplemental disclosures of “proved” oil and gas reserve estimates prepared in accordance with authoritative guidelines elsewhere in this annual report.

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

Our income statement for each of the years ended December 31, 2012, 2013 and 2014 is summarized in the table below.

	Year Ended December 31,
	2012	2013	2014
	(RMB in millions)
Turnover	2,195,296	2,258,124	2,282,962
Operating expenses	(2,020,777)	(2,069,482)	(2,113,129)
Profit from operations	174,519	188,642	169,833
Exchange gain /(loss), net	131	52	(2,313)
Interest expense, net	(16,101)	(20,859)	(21,723)
Share of profit of affiliates and joint ventures	8,262	10,228	10,962
Profit before income tax expense	166,811	178,063	156,759
Income tax expense	(36,191)	(35,789)	(37,731)
Profit for the year attributable to non-controlling interest	15,294	12,675	11,856

Profit for the year attributable to owners of the company	115,326	129,599	107,172

The table below sets forth our turnover by business segment for each of the years ended December 31, 2012, 2013 and 2014 as well as the percentage changes in turnover for the periods shown.

	2012	2013	2013 vs 2012	2014	2014 vs. 2013
	(RMB in millions, except percentages)
Turnover
Exploration and production	789,818	783,694	(0.8%)	777,574	(0.8%)
Refining and chemicals	883,218	871,815	(1.3%)	846,082	(3.0%)
Marketing	1,890,558	1,946,806	3.0%	1,938,501	(0.4%)
Natural gas and pipeline	202,196	232,751	15.1%	284,262	22.1%
Other	2,530	2,687	6.2%	3,027	12.7%

Total	3,768,320	3,837,753	1.8%	3,849,446	0.3%
Less intersegment sales	(1,573,024)	(1,579,629)	0.4%	(1,566,484)	(0.8%)

Consolidated net sales from operations	2,195,296	2,258,124	2.9%	2,282,962	1.1%

The table below sets forth our operating income by business segment for each of the years ended December 31, 2012, 2013 and 2014, as well as the percentage changes in operating income for the periods shown. Other profit from operations shown below consists of research and development, business services and infrastructure support to our operating business segments.

	2012	2013	2013 vs. 2012	2014	2014 vs. 2013
	(RMB in millions, except percentages)
Profit/(loss) from operations
Exploration and production	214,955	189,698	(11.7%)	186,897	(1.5%)
Refining and chemicals	(43,511)	(24,392)	(43.9%)	(23,560)	(3.4%)
Marketing	16,391	7,562	(53.9%)	5,421	(28.3%)
Natural gas and pipeline	(2,110)	28,888	—	13,126	(54.6%)
Other	(11,206)	(13,114)	17.0%	(12,051)	(8.1%)

Total	174,519	188,642	8.1%	169,833	(10.0%)

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Consolidated Results of Operations

Overview

Our turnover was RMB2,282,962 million in 2014, representing an increase of 1.1% compared to the preceding year. Profit attributable to owners of the company in 2014 was RMB107,172 million, representing a decrease of 17.3% compared to the preceding year. The basic and diluted earnings per share attributable to owners of the company were RMB0.59 in 2014, representing a decrease of RMB0.12 compared to the preceding year.

Turnover Turnover increased by 1.1% from RMB2,258,124 million in 2013 to RMB2,282,962 million in 2014. This increase was primarily due to a combined effect of an increase in selling prices of natural gas coupled with an increase in the sales volume of crude oil, natural gas, gasoline and other products. The table below sets out the external sales volume and average realized prices for major products sold by the company and the percentage change in 2013 and 2014, respectively:

	Sales Volume (‘000 ton)			Average Realized Price (RMB/ton)
	2013	2014	Percentage of Change (%)	2013	2014	Percentage of Change (%)
Crude oil(1)	75,482	91,772	21.6	4,533	3,939	(13.1)
Natural gas (hundred million cubic meter, RMB/‘000 cubic meter)	985.41	1,252.78	27.1	1,226	1,366	11.4
Gasoline	52,350	59,821	14.3	7,866	7,354	(6.5)
Diesel	93,301	87,041	(6.7)	6,810	6,437	(5.5)
Kerosene	13,482	14,016	4.0	6,015	5,651	(6.1)
Heavy oil	14,788	14,003	(5.3)	4,443	4,316	(2.9)
Polyethylene	3,391	4,159	22.6	9,665	9,724	0.6
Lubricant	1,740	1,498	(13.9)	9,319	9,202	(1.3)

(1)	The sales volume of crude oil listed in the table above represents all external sales volume of crude oil of the company.

Operating Expenses Operating expenses increased by 2.1% from RMB2,069,482 million in 2013 to RMB2,113,129 million in 2014, of which:

Purchases, Services and Other Purchases, services and other operating expenses increased by 1.5% from RMB1,464,805 million in 2013 to RMB1,486,225 million in 2014. This was primarily due to the company’s expansion of its trading capacity.

Employee Compensation Costs Employee compensation costs (including salaries and such additional costs as various insurances, provident funds and training fees for the 534,652 employees of the company and the 319,346 temporary and seasonal staff recruited from the market) increased by 3.8% from RMB116,422 million in 2013 to RMB 120,822 million in 2014. This increase was primarily due to the company’s initiative to increase the compensation of its front-line employees to reflect the expansion of its operations and the consequent increase in business volumes, and rises in the domestic consumer price index, wage inflation and social security contributions in line with changes to local government policies.

Exploration Expenses Exploration expenses decreased by 12.8% from RMB25,301 million in 2013 to RMB22,064 million in 2014. This was primarily due to the fact that some overseas projects of the company have entered into the production phase.

Depreciation, Depletion and Amortization Depreciation, depletion and amortization increased by 8.6% from RMB163,365 million in 2013 to RMB177,463 million in 2014. This increase was primarily due to the increased average carrying value of fixed assets and the increased average net value of oil and gas properties of the company.

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased by 7.1% from RMB79,021 million in 2013 to RMB73,413 million in 2014. This decrease was primarily due to the fact that the company proactively implemented measures for broadening sources of income, reducing expenditures, cutting costs and enhancing efficiency to strengthen control over costs and expenses.

Taxes other than Income Taxes Taxes other than income taxes decreased by 4.1% from RMB248,086 million in 2013 to RMB237,997 million in 2014. This decrease was primarily due to the drop in the price of crude oil in 2014, leading to a decrease in the crude oil special gain levy from RMB72,726 million in 2013 to RMB64,376 million in 2014.

Other Income, net Other income, net in 2014 was RMB4,855 million, representing a decrease of 82.4% from RMB27,518 million in 2013. This decrease was primarily because the company recognized the gain on investment of certain pipeline net assets and operations in 2013.

Profit from Operations The profit from operations in 2014 was RMB169,833 million, representing a decrease of 9.97% from RMB188,642 million in 2013.

Net Exchange Gain/Loss Net exchange loss in 2014 was RMB2,313 million, while net exchange gain in 2013 was RMB52 million. This was primarily due to the fact that the depreciation of Kazakhstani Tenge (KZT) caused an increase of exchange loss during the reporting period.

Net Interest Expenses Net interest expenses increased by 4.1% from RMB20,859 million in 2013 to RMB21,723 million in 2014. This increase was primarily due to an increase in the principal amount of the interest-bearing debt of the company to finance production, operation, investment and construction.

Profit Before Income Tax Expense Profit before income tax expense decreased by 12.0% from RMB178,063 million in 2013 to RMB156,759 million in 2014.

Income Tax Expense Income tax expense increased by 5.4% from RMB35,789 million in 2013 to RMB37,731 million in 2014. This increase was primarily due to the combined effect of the increase in income tax expense arising from adjustments to the policy for crude oil special gain levy deduction before income tax and the decrease in profit before income tax expense for the current period.

Profit for the Year Profit for the year decreased by 16.3% from RMB142,274 million in 2013 to RMB119,028 million in 2014.

Profit Attributable to Non-controlling Interests of the Company Profit attributable to non-controlling interests decreased by 6.5% from RMB12,675 million in 2013 to RMB11,856 million in 2014, which was primarily due to the decrease in profits of certain overseas subsidiaries of the company.

Profit Attributable to Owners of the Company Profit attributable to owners of the company decreased by 17.3% from RMB129,599 million in 2013 to RMB107,172 million in 2014. This decrease was primarily due to a decrease in the prices of crude oil and refined oil products, and a decrease in the income generated from the pipeline assets and operations.

Segment Information

Exploration and Production

Turnover Realized turnover of the Exploration and Production segment decreased by 0.8% from RMB783,694 million in 2013 to RMB777,574 million in 2014. This decrease was primarily due to the combined effect of the drop in the crude oil price, partially offset by the increase in the natural gas price as well as the increase in sales volume. The average realized crude oil price of the company decreased by 5.6% from US$100.42 per barrel in 2013 to US$94.83 per barrel in 2014.

Operating Expenses Operating expenses of the Exploration and Production segment decreased by 0.6% from RMB593,996 million in 2013 to RMB590,677 million in 2014, which was primarily due to a decrease in the crude oil special gain levy paid for the sales of domestic crude oil during the current period and an increase in depreciation, depletion and amortization expenses.

The oil and gas lifting cost of the company increased by 4.0% from US$13.23 per barrel in 2013 to US$13.76 per barrel in 2014. Excluding the effect of exchange rate movements, the oil and gas lifting cost increased by 3.2% compared to the preceding year. The growth of lifting cost has been effectively controlled as a result of the active implementation of measures for broadening sources of income and reducing expenditure, as well as cutting costs and improving efficiency.

Profit from Operations Profit from operations of the exploration and production segment decreased by 1.5% from RMB189,698 million in 2013 to RMB186,897 million in 2014. Nevertheless, the exploration and production segment remained the most important profit contributing segment of the company.

Refining and Chemicals

Turnover Turnover of the refining and chemicals segment decreased by 3.0% from RMB871,815 million in 2013 to RMB846,082 million in 2014. This decrease was primarily due to a decrease in the price of refined and chemicals products.

Operating Expenses Operating expenses of the refining and chemicals segment decreased by 3.0% from RMB896,207 million in 2013 to RMB869,642 in 2014. This decrease was primarily due to a reduction in the expenses in relation to the purchase of crude oil and feedstock oil from external suppliers.

The cash processing cost of the refineries of the company increased by 10.8% from RMB160.55 per ton in 2013 to RMB177.85 per ton in 2014, primarily due to an increase in fuel and power cost.

Loss from Operations The refining and chemicals segment recorded a loss of RMB23,560 million in 2014, which represented a decrease in loss of RMB832 million as compared to RMB24,392 million in 2013. The operating losses of the refining operations increased by RMB2,447 million as compared to that of 2013, resulting in a loss of RMB7,155 million in 2014. The operating losses of the chemicals operations decreased by RMB3,279 million as compared to RMB19,684 million in 2013, resulting in a loss of RMB16,405 million in 2014. This decrease in losses was primarily due to the company’s initiatives in optimizing resource allocation and cost control.

Marketing

Turnover Turnover of the marketing segment decreased by 0.4% from RMB1,946,806 million in 2013 to RMB1,938,501 million in 2014, which was primarily due to continuous downward adjustments in the refined oil prices and a decrease in the sales volume of diesel.

Operating Expenses Operating expenses of the marketing segment decreased by 0.3% from RMB1,939,244 million in 2013 to RMB1,933,080 million in 2014, which was primarily due to a decrease in the expenses arising from the purchase of refined oil from external suppliers.

Profit from Operations The marketing segment recorded a profit from operations of RMB5,421 million in 2014, representing a decrease of 28.3% from RMB7,562 million in 2013. This decrease was primarily attributable to the weaker domestic economy and lower demand for refined oil products in 2014.

Natural Gas and Pipeline

Turnover Turnover of the natural gas and pipeline segment increased by 22.1% from RMB232,751 million in 2013 to RMB284,262 million in 2014. This increase was primarily due to an increase in both the sales volume and the selling price of natural gas.

Operating Expenses Operating expenses of the natural gas and pipeline segment amounted to RMB271,136 million in 2014, representing an increase of 18.6% as compared to 2013, excluding the effect of the contribution of certain pipeline net assets and business in 2013.

Profit from Operations Operating profit of the natural gas and pipeline segment decreased by 54.6% from RMB28,888 million in 2013 to RMB13,126 million in 2014. Excluding the effect brought about by the income generated from the contribution of certain pipeline net assets and business in 2013, the profit from operations increased by RMB9,060 million as compared with the preceding year. In 2014, the natural gas and pipeline segment recorded a net loss of RMB35,020 million from sales of imported gas, representing a decrease of loss of RMB6,852 million as compared with the preceding year consisting of a loss of RMB17,683 million for the sale of 29.270 billion cubic meters of natural gas imported from Central Asia, a loss of RMB20,450 million for the sale of 7.258 billion cubic meters of imported LNG, and a loss of RMB3,465 million for the sale of 3.226 billion cubic meters of natural gas imported from Myanmar.

In 2014, the company’s overseas operations(note) realized a turnover of RMB803,779 million, representing 35.2% of the company’s total turnover. Profit before income tax expense amounted to RMB19,242 million, representing 12.3% of the company’s total profit before income tax expense.

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

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Consolidated Results of Operations

Overview

Our turnover was RMB2,258,124 million in 2013, representing an increase of 2.9% compared with the preceding year. Profit attributable to owners of the company in 2013 was RMB129,599 million, representing an increase of 12.4% compared with the preceding year. The basic and diluted earnings per share attributable to owners of the company were RMB0.71 in 2013, representing an increase of RMB0.08 compared with the preceding year.

Turnover Turnover increased by 2.9% from RMB2,195,296 million in 2012 to RMB2,258,124 million in 2013. This was primarily due to an increase in selling prices of natural gas coupled with the increase in the sales volume of natural gas, gasoline and other products. The table below sets out the external sales volume and average realized prices for major products sold by the company and the respective percentage change in 2012 and 2013, respectively:

	Sales Volume (thousand tons)			Average Realized Price (RMB per ton)
	2012	2013	Percentage of Change (%)	2012	2013	Percentage of Change (%)
Crude oil(1)	76,203	75,482	(0.9)	4,678	4,533	(3.1)
Natural gas (hundred million cubic meter, RMB/’000 cubic meter)	853.88	985.41	15.4	1,125	1,226	9.0
Gasoline	47,407	52,350	10.4	8,007	7,866	(1.8)
Diesel	94,515	93,301	(1.3)	7,046	6,810	(3.3)
Kerosene	11,355	13,482	18.7	6,399	6,015	(6.0)
Heavy oil	12,615	14,788	17.2	4,612	4,443	(3.7)
Polyethylene	3,045	3,391	11.4	9,082	9,665	6.4
Lubricant	2,104	1,740	(17.3)	8,973	9,319	3.9

(1)	The sales volume of crude oil listed in the table above represents all external sales volume of crude oil of the company.

Operating Expenses Operating expenses increased by 2.4% from RMB2,020,777 million in 2012 to RMB2,069,482 million in 2013, of which:

Purchases, Services and Other Purchases, services and other operating expenses increased by 3.8% from RMB1,411,036 million in 2012 to RMB1,464,805 million in 2013. This was primarily due to the company’s expansion of its trading capacity.

Employee Compensation Costs Employee compensation costs (including salaries and such additional costs as various insurances, provident funds and training fees for 544,083 employees of the company and 319,741 temporary or seasonal staff recruited from the market) increased by 9.6% from RMB106,189 million in 2012 to RMB116,422 million in 2013. The increase was primarily due to the company’s initiative to increase the compensation of its front-line employees to reflect the expansion of its operations and consequent increase in business volumes, and rises in the domestic consumer price index, wage inflation and rises in social security contributions in line with changes to local government policies.

Exploration Expenses Exploration expenses increased by 5.5% from RMB23,972 million in 2012 to RMB25,301 million in 2013. This was primarily due to the fact that the company continued to increase its investments in oil and gas exploration in order to further strengthen its oil and gas resource reserves.

Depreciation, Depletion and Amortization Depreciation, depletion and amortization increased by 7.5% from RMB151,975 million in 2012 to RMB163,365 million in 2013. This was primarily due to the increased average carrying value of fixed assets and the increased average net value of oil and gas properties of the company.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased by 5.8% from RMB74,692 million in 2012 to RMB79,021 million in 2013. This was primarily due to the expansion of business scale and the corresponding increase in the maintenance, transportation, lease, warehousing and other costs of the company.

Taxes other than Income Taxes Taxes other than income taxes decreased by 2.7% from RMB254,921 million in 2012 to RMB248,086 million in 2013. This was primarily due to the drop in the price of crude oil in 2013, leading to a decrease in the crude oil special gain levy payable by the company from RMB79,119 million in 2012 to RMB72,726 million in 2013.

Other Income, net Other income, net, in 2013 was RMB27,518 million, representing an increase of RMB25,510 million from RMB2,008 million in 2012. This was primarily because the company recognized the gain on disposal of certain pipeline net assets and operations during the reporting period.

Profit from Operations The profit from operations in 2013 was RMB188,642 million, representing an increase of 8.1% from RMB174,519 million in 2012.

Net Exchange Gain/Loss Net exchange gain in 2013 was RMB52 million, representing a decrease of RMB79 million from the net exchange gain of RMB131 million in 2012. This was primarily due to the continued appreciation of Renminbi and the depreciation of Canadian dollars against US dollars during the reporting period.

Net Interest Expenses Net interest expenses increased by 29.6% from RMB16,101 million in 2012 to RMB20,859 million in 2013. The increase was primarily due to increase in the principal amount of interest-bearing debt of the company to finance production, operation, investment and construction.

Profit Before Income Tax Expense Profit before income tax expense increased by 6.7% from RMB166,811 million in 2012 to RMB178,063 million in 2013.

Income Tax Expenses Income tax expense decreased by 1.1% from RMB36,191 million in 2012 to RMB35,789 million in 2013.

Profit for the Year Profit for the year increased by 8.9% from RMB130,620 million in 2012 to RMB142,274 million in 2013.

Profit attributable to non-controlling interests of the company Profit attributable to non-controlling interests decreased by 17.1% from RMB15,294 million in 2012 to RMB12,675 million in 2013, which was primarily due to the decrease in the profits of certain overseas subsidiaries of the company as a result of a range of factors such as the drop in the international crude oil price and the adjustment of certain policies in relation to the oil and gas cooperation with overseas resource countries.

Profit attributable to owners of the company Profit attributable to owners of our company increased by 12.4% from RMB115,326 million in 2012 to RMB129,599 million in 2013.

Segment Information

Exploration and Production

Turnover Realized turnover of the Exploration and Production segment decreased by 0.8% from RMB789,818 million in 2012 to RMB783,694 million in 2013. This was primarily due to the decrease of the average realized crude oil price of the company by 3.1% from US$103.65 per barrel in 2012 to US$100.42 per barrel in 2013.

Operating Expenses Operating expenses of the Exploration and Production segment increased by 3.3% from RMB574,863 million in 2012 to RMB593,996 million in 2013. Of which, depreciation, depletion and amortization increased by RMB11,690 million as compared with last year.

The oil and gas lifting cost of the company increased by 12.7% from US$11.74 per barrel in 2012 to US$13.23 per barrel in 2013. Excluding the effect of exchange rate movements, the oil and gas lifting cost increased by 10.6% as compared with last year, which was primarily due to an increase in the basic operational costs in 2013 as compared with last year.

Profit from Operations Profit from operations of the exploration and production segment decreased by 11.7% from RMB214,955 million in 2012 to RMB189,698 million in 2013. This decrease was primarily attributable to a reduction in the price of crude oil, the increase in costs and changes to oil and gas cooperation policies introduced by governments in countries in which we have operations. Nevertheless, the exploration and production segment remained the most important profit contributing segment of the company.

Refining and Chemicals

Turnover Turnover of the refining and chemicals segment decreased by 1.3% from RMB883,218 million in 2012 to RMB871,815 million in 2013. The decrease was primarily due to an adjustment in the crude oil processing volume in response to market changes, resulting in a decrease in output and sales volume of refined oil.

Operating Expenses Operating expenses of the refining and chemicals segment decreased by 3.3% from RMB926,729 million in 2012 to RMB896,207 million in 2013. The decrease was primarily due to a reduction in the volume of crude oil imported as a result of the company’s initiatives in optimizing its resource allocation.

The cash processing cost of refineries of the company increased by 3.8% from RMB154.61 per ton in 2012 to RMB160.55 per ton in 2013, which was primarily due to increase in fuel cost and production expenses as compared with the preceding year.

Loss from Operations The refining and chemicals segment recorded a loss of RMB24,392 million in 2013 which represented a decrease in losses of RMB19,119 million as compared to the previous year. This decrease in losses was primarily due to the introduction of a new statutory pricing mechanism for refined oil products and the company’s initiatives in optimizing resource allocation and product mix. The operating losses of the refining operations decreased by RMB28,964 million as compared to the previous year, resulting in a loss of RMB4,708 million in 2013. The operating losses of the chemicals operations increased by RMB9,845 million as compared to the previous year, resulting in a loss of RMB19,684 million in 2013. The increase was primarily due to the weaker market for chemicals and the provision for impairment of assets.

Marketing

Turnover Turnover of the marketing segment increased by 3.0% from RMB1,890,558 million in 2012 to RMB1,946,806 million in 2013, which was primarily due to increase in the sales volume of petroleum and the turnover of oil products trading business.

Operating Expenses Operating expenses of the marketing segment increased by 3.5% from RMB1,874,167 million in 2012 to RMB1,939,244 million in 2013, which was primarily due to an increase in the expenses arising from the oil products trading business.

Profit from Operations The marketing segment recorded a profit from operations of RMB7,562 million in 2013, representing a decrease of 53.9% from RMB16,391 million in 2012. This was primarily attributable to the weaker domestic economy and less demand for refined oil products in 2013.

Natural Gas and Pipeline

Turnover Turnover of the natural gas and pipeline segment increased by 15.1% from RMB202,196 million in 2012 to RMB232,751 million in 2013. The increase was primarily due to (i) an increase in both the sales volume and the selling price of natural gas; and (ii) an increase in the sales revenue generated from city gas, CNG and other businesses in 2013.

Operating Expenses Operating expenses of the natural gas and pipeline segment amounted to RMB203,863 million in 2013, which was broadly in line with the operating expenses of RMB204,306 million in 2012.

Profit from Operations The natural gas and pipeline segment achieved an operating profit of RMB28,888 million in 2013, representing an increase of RMB30,998 million as compared with an operating loss of RMB2,110 million in 2012. The increase was primarily due to the contribution of certain pipeline assets and operations, improved control of pipeline transmission costs and increased focus by the company on the its sales and pricing strategies.

In 2013, the natural gas and pipeline segment recorded a loss of RMB28,259 million on sales of 27.453 billion cubic meters of natural gas imported from Central Asia, a loss of RMB20,281 million on sales of 7.335 billion cubic meters of imported LNG, and a loss of RMB420 million on the sales of 0.409 billion cubic meters of natural gas imported from Myanmar. Excluding the refund of the import value-added tax totaling RMB7,088 million, a net loss of RMB41,872 million was recorded on sales of imported gas in 2013, which was broadly in line with the previous year.

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

Liquidity and Capital Resources

Our primary sources of funding include cash generated by operating activities and short-term and long-term borrowings. Our primary uses of funds were for operating activities, acquisitions, capital expenditures, repayment of short-term and long-term borrowings and distributions of dividends to shareholders. Our payments to CNPC are limited to dividends and payments for services provided to us by CNPC. For the year ended December 31, 2014, we distributed as dividends 45% of our reported income for the year attributable to our shareholders. See “Item 8 — Financial Information — Dividend Policy” for a discussion of factors which may affect the determination by our board of directors of the appropriate level of dividends.

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

We plan to fund the capital and related expenditures described in this annual report principally through cash from operating activities, short-term and long-term borrowings and cash and cash equivalents. Net cash flows from operating activities in the year ended December 31, 2014 was RMB356,477 million. As of December 31, 2014, we had cash and cash equivalents of RMB73,778 million. While each of the projects described in this annual report for which significant capital expenditures will be required is important to our future development, we do not believe that failure to implement any one of these projects would have a material adverse effect on our financial condition or results of operations. If the price of crude oil undergoes a steep decline in the future, it is likely that we would delay or reduce the scale of the capital expenditures for our exploration and production segment.

We currently do not have any outstanding options, warrants or other rights for any persons to require us to issue any common stock at a price below its market value. We do not currently intend to issue any such rights or to otherwise issue any common stock for a price below its market value.

In addition, we did not have for the year ended December 31, 2014, and do not currently have, any transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect the liquidity or availability of or requirements for our capital resources.

The table below sets forth our cash flows for each of the years ended December 31, 2012, 2013 and 2014 and our cash equivalents at the end of each year.

	Year Ended December 31,
	2012	2013	2014
	(RMB in millions)
Net cash flows from operating activities	239,288	288,529	356,477
Net cash flows used for investing activities	(332,226)	(266,510)	(290,838)
Net cash flows from /(used for) financing activities	75,356	(12,239)	(44,312)
Currency translation difference	(195)	(1,768)	1,044
Cash and cash equivalents at year end	43,395	51,407	73,778

Our cash and cash equivalents increased by 43.5% from RMB51,407 million as of December 31, 2013 to RMB73,778 million as of December 31, 2014.

Net Cash Flows from Operating Activities

Our net cash flows from operating activities for the year ended December 31, 2014 was RMB356,477 million, representing an increase of 23.5% from RMB288,529 million for the year ended December 31, 2013. This increase was mainly due to the company’s efforts to enhance the management of the use of funds and inventory and an increase in operating funds. As of December 31, 2014, we had cash and cash equivalents of RMB73,778 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 73.9% were denominated in Renminbi, approximately 20.0% were denominated in US dollars, approximately 4.8% were denominated in HK dollars and approximately 1.3% were denominated in other currencies).

Our net cash flows from operating activities for the year ended December 31, 2013 was RMB288,529 million, representing an increase of 20.6% from RMB239,288 million for the year ended December 31, 2012. This was mainly due to the combined effect of the increase in profits during the reporting period as compared with the preceding year and changes in inventory and other account payables, as a result of the strengthening of our management and optimization of production and operation. As of December 31, 2013, we had cash and cash equivalents of RMB51,407 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 77.8% were denominated in Renminbi, approximately 8.8% were denominated in US dollars, approximately 7.3% were denominated in HK dollars and approximately 6.1% were denominated in other currencies).

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

Net Cash Flows Used for Investing Activities

Our net cash flows used for investing activities for the year ended December 31, 2014 amounted to RMB290,838 million, representing an increase of 9.1% from RMB266,510 million for the year ended December 31, 2013. The increase was primarily due to the increase of capital from our investment in a joint venture with certain pipeline assets and operations in 2013.

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

Net Cash Flows (Used for)/From Financing Activities

Our net cash used for financing activities was RMB44,312 million for the year ended December 31, 2014, representing an increase of RMB32,073 million compared to the net cash outflows of RMB12,239 million used for financing activities for the year ended December 31, 2013. This was primarily due to our efforts to strengthen the management of our interest-bearing borrowings and to optimize our debt structure.

Our net cash used for financing activities was RMB12,239 million for the year ended December 31, 2013, representing a decrease of RMB87,595 million as compared with the net cash inflows of RMB75,356 million from financing activities for the year ended December 31, 2012. This was primarily due to our efforts to strengthen the management of our interest-bearing borrowings and to optimize our debt structure, resulting in a decrease in the net new borrowings during the reporting period as compared with the preceding year.

Our net cash flows from financing activities for the year ended December 31, 2012 increased by RMB66,097 million to RMB75,356 million from RMB9,259 million in the year ended December 31, 2011. Such change was primarily due to an increase in loans during the reporting period as compared with the preceding year.

Our net borrowings as of December 31, 2012, 2013 and 2014 were as follows:

	December 31,
	2012	2013	2014
	(RMB in millions)
Short-term debt (including current portion of long-term debt)	151,247	192,767	169,128
Long-term debt	293,774	302,862	370,301

Total debt	445,021	495,629	539,429

Less:
Cash and cash equivalents	43,395	51,407	73,778

Net debt	401,626	444,222	465,651

Our total borrowing as of December 31, 2014 consisted of approximately 63.2% fixed-rate loans and approximately 36.8% floating-rate loans. Of our borrowing as of December 31, 2014, approximately 74.6% were denominated in Renminbi, approximately 24.8% were denominated in US Dollars and approximately 0.6% were denominated in other currencies.

Our total borrowings as of December 31, 2013 consisted of 67.8% fixed-rate loans and approximately 32.2% floating-rate loans. Of our borrowings as of December 31, 2013, approximately 75.9% were denominated in Renminbi, approximately 23.3% were denominated in US Dollars and approximately 0.8% were denominated in other currencies.

Our total borrowings as of December 31, 2012 consisted of 78.4% fixed-rate loans and approximately 21.6% floating-rate loans. Of our borrowings as of December 31, 2012, approximately 84.9% were denominated in Renminbi, approximately 14.1% were denominated in US Dollars and approximately 1.0% were denominated in other currencies.

Our debt to capital ratio (calculated by dividing interest-bearing debts by the aggregate of interest-bearing debts and shareholder’s equity) was 29.0%, as of December 31, 2014.

Our debt to capital ratio (calculated by dividing interest-bearing debts by the aggregate of interest-bearing debts and shareholder’s equity) was 28.1%, as of December 31, 2013.

Our debt to capital ratio (calculated by dividing interest-bearing debts by the aggregate of interest-bearing debts and shareholder’s equity) was 27.4%, as of December 31, 2012.

As of December 31, 2014, the outstanding amount of our debts secured by CNPC and its subsidiaries and other third parties was RMB50,878 million.

Capital Expenditures and Investments

In 2014, we focused on the principles of quality and profitability for capital expenditures, continued to optimize our investment structure, and increased investment in upstream oil and gas projects in order to enhance our sustainable development capability. In 2014, our capital expenditures decreased by 8.5% from RMB318,696 million in 2013 to RMB291,729 million.

The table below sets forth our capital expenditures and investments by business segment for each of the years ended December 31, 2012, 2013 and 2014 as well as those anticipated for the year ending December 31, 2015. Actual capital expenditures and investments for periods after January 1, 2015 may differ from the amounts indicated below.

	2012		2013		2014		2015 Anticipated
	(RMB in millions)%		(RMB in millions)%		(RMB in millions)%		(RMB in millions)%
Exploration and production(1)	227,211	64.45	226,376	71.03	221,479	75.92	200,200	75.26
Refining and chemicals	36,009	10.21	26,671	8.37	30,965	10.61	25,900	9.74
Marketing	14,928	4.23	7,101	2.23	5,616	1.93	9,000	3.38
Natural gas and pipeline	72,939	20.69	57,439	18.02	32,919	11.28	30,200	11.35
Other	1,429	0.42	1,109	0.35	750	0.26	700	0.27

Total	352,516	100.0	318,696	100.0	291,729	100.0	266,000	100.0

(1)

If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the exploration and production segment for 2012, 2013, 2014 and the estimates for the same in 2015 would be RMB239,266 million, RMB239,641 million, RMB231,480 million and RMB210,200 million, respectively.

As of December 31, 2014, the capital commitments contracted but not provided for were approximately RMB63,027 million.

Exploration and Production

A majority of our capital expenditures and investments relate to our exploration and production segment. For each of the three years ended December 31, 2012, 2013 and 2014, capital expenditures in relation to the exploration and production segment amounted to RMB227,211 million, RMB226,376 million and RMB221,479 million, respectively. In 2014, our capital expenditures were primarily used for domestic oil and gas exploration projects such as those in Changqing, Daqing, Southwestern, Tarim and Liaohe, and construction of production capacities for various oil and gas fields, and five large overseas oil and gas development projects.

We anticipate that capital expenditures for our exploration and production segment for 2015 would amount to RMB200,200 million. Domestic exploration activities will remain focused on the “Peak Oil and Gas Reserves” Program and more efforts will be devoted to key oil and gas regions such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin. Domestic development activities will be focused on maintaining the output of crude oil production and achieving rapid growth in the output of natural gas. We will aim for steady growth in the output of oil and gas in Daqing, Changqing, Xinjiang, Tarim and the Southwestern region and continue to develop unconventional oil and gas sources such as coal seam gas and shale gas. Overseas operations will be aimed at continued cooperation with our current partners in oil and gas exploration and development projects in the Middle East, Central Asia, the Americas and the Asia-Pacific regions to achieve rapid growth of our reserves and production.

Refining and Chemicals

Our capital expenditures for our refining and chemicals segment for each of the years ended December 31, 2012, 2013 and 2014 were RMB36,009 million, RMB26,671 million and RMB30,965 million, respectively. In 2014, RMB23,091 million was spent on the construction of refinery facilities and RMB7,874 million was spent on the construction of chemicals facilities, including the Yunnan Petrochemical project and other quality enhancement projects to comply with the China IV standard for gasoline and diesel products.

We anticipate that capital expenditures for the refining and chemicals segment for 2015 will amount to RMB25,900 million, which are expected to be used primarily for the construction of refining and chemicals projects as well as the construction of quality enhancement projects for gasoline and diesel products.

Marketing

Our capital expenditures for our marketing segment for each of the years ended December 31, 2012, 2013 and 2014 were RMB14,928 million, RMB7,101 million and RMB5,616 million, respectively. Our capital expenditures for the marketing segment in 2014 were mainly used for the construction of service stations, storage facilities and other facilities for our sales network.

We anticipate that capital expenditures for our marketing segment for the year of 2015 will amount to RMB9,000 million, which are expected to be used primarily for the construction and expansion of high-efficiency sales networks in China as well as the construction of oil and gas operating centers abroad.

Natural Gas and Pipeline

Our capital expenditures for the natural gas and pipeline segment for each of the three years ended December 31, 2012, 2013 and 2014 were RMB72,939 million, RMB57,439 million and RMB32,919 million, respectively. Our capital expenditures for the natural gas and pipeline segment in 2014 were mainly used for the construction of the Third West-East Gas Pipeline, the Zhongwei-Guiyang Gas Pipeline, the Third Daqing-Tieling Crude Oil Pipeline, the Fourth Daqing-Tieling Crude Oil Pipeline, and the Tangshan LNG project.

We anticipate that our capital expenditures for the natural gas and pipeline segment for 2015 will amount to approximately RMB30,200 million, which are expected to be used primarily for the construction of major oil and gas transmission projects such as the Third West-East Gas Pipeline, the Shaanxi-Beijing Fourth Gas Pipeline, the Tieling-Daqing Crude Oil Pipeline and Jinzhou-Zhengzhou Refined Oil Pipeline and storage facilities and city gas facilities.

Headquarters and Others

Our non-segment-specific capital expenditures and investments for each of the years ended December 31, 2012, 2013 and 2014 were RMB1,429 million, RMB1,109 million and RMB750 million, respectively.

Our anticipated capital expenditures for the headquarters and other segments for 2015 amount to RMB700 million. These planned capital expenditures and investments mainly include capital expenditures for scientific research activities and the construction of the information system.

Off-Balance Sheet Arrangements

As of December 31, 2014, there were no off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

The tables below set forth our long-term contractual obligations outstanding as of December 31, 2014.

	Payment Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(RMB in millions)
Long-term debt	424,096	53,795	168,570	92,684	109,047
Capital lease obligations	783	164	303	270	46
Operating leases	197,946	9,855	15,822	14,834	157,435
Capital commitments	63,027	29,117	33,910	—	—
Other long-term obligations	—	—	—	—	—
Debt-related interest	74,695	17,038	25,363	12,761	19,533

Total	760,547	109,969	243,968	120,549	286,061

We are obligated to make annual payment with respect to our exploration and production licenses to the Ministry of Land and Resources. The table below sets forth the estimated amount of the annual payments in the next five years:

Year	Annual Payment
(RMB in millions)
2015	800
2016	800
2017	800
2018	800
2019	800

Assets Retirement Obligation

A number of provinces and regions in which our oil and gas exploration and production activities are located have promulgated environmental protection regulations, which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. We have established standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of these provincial and regional regulations. As of December 31, 2014 the balance of assets retirement obligation was RMB109,154 million.

Research and Development

We have a research and development management department, directly under which there are three research institutions. Except for our branch companies which are engaged in marketing activities, each of our branch companies has its own research and development management department. Most of our branch companies have their own research institutions. Our research and development management departments are mainly responsible for managing and coordinating the research and development activities conducted by each of the research institutions. As of December 31, 2014, we had 28,894 employees engaged in research and development functions.

In each of the years ended December 31, 2012, 2013 and 2014, our total expenditures for research and development were approximately RMB14,453 million, RMB14,157 million and RMB13,088 million, respectively.

Exploration and Production

Most of China’s major oil and gas fields are characterized by a broad range of geological conditions, and a majority of China’s oil and gas fields are in continental sedimentary basins with complex structures. Our research and development efforts with respect to our exploration and production business focus on:

•	theories and technologies of crude oil and natural gas exploration;

•	oil and gas development theory and technology;

•	engineering technology and equipment;

•	theory and technology for oil and gas storage and transportation; and

•	security, energy conservation and environment protection.

Refining and Chemicals

Currently, our research and development efforts in the refining and chemicals segment are focusing on the following areas:

•	technology for clean refined oil products;

•	technology for unqualified heavy oil processing;

•	refining-chemical integration technology;

•	technology for new products of synthetic resin and synthetic rubber; and

•	new catalyst and catalytic materials.

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

Other than as disclosed above and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the periods from January 1, 2012 to December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Other Information

Inflation

Inflation or deflation did not have a significant impact on our results of operations for the year ended December 31, 2014.

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

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors, Senior Management and Supervisors

As of the date of this report, our board of directors consisted of ten directors, four of whom were independent non-executive directors. We will elect one additional director at the annual general meeting to be held on May 27, 2015. Directors are elected at shareholder meetings for three-year terms. The directors may be re-elected and re-appointed upon the expiration of his/her term of office. The functions and duties conferred on the board of directors include:

(1)	convening shareholders’ meetings and reporting its work to the shareholders’ meeting;

(2)	implementing the resolutions of the shareholders’ meeting;

(3)	determining our business plans and investment programs;

(4)	formulating our annual budget and final accounts;

(5)	formulating our profit distribution and loss recovery proposals;

(6)	formulating proposals for the increase or reduction of our registered capital and the issuance of our debentures or other securities and listings;

(7)	proposing to redeem shares, merge, spin-off, dissolve or otherwise change the form of the company;

(8)	deciding on our internal management structure;

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

The PRC Company Law requires a joint stock company with limited liability to establish a supervisory board. This requirement is reflected in our articles of association. The supervisory board is responsible for monitoring our financial matters and overseeing the corporate actions of our board of directors and our management personnel. At the end of this reporting period, the supervisory board consisted of nine supervisors, five of whom are elected, and may be removed, by the shareholders in a general meeting, and four of whom are employees’ representatives who are elected by our staff, and may be removed, by our staff. Five of our supervisors are affiliated with CNPC. The term of office of our supervisors is three years. The supervisors may be re-elected and re-appointed upon the expiration of his/her term of office. An elected supervisor cannot concurrently hold the position of a director, manager or financial controller.

The supervisory board shall be responsible to the shareholders’ meeting and shall exercise the following functions and powers in accordance with law:

•	to review the periodic reports prepared by the board of directors and issue written opinions in connection with such review;

•	to review the company’s financial condition;

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

•

to check the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors at the shareholders’ meetings and to authorize, in the company’s name, publicly certified and practicing auditors to assist in the re-examination of such information should any doubt arise in respect thereof;

•

to propose the convening of an extraordinary shareholders’ meeting and convene and preside over a shareholders’ meeting when the board fails to perform its duties to do so as set forth in the PRC Company Law;

•	to submit proposals at the shareholders’ meetings;

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

•

together with the audit committee of the board of directors, to review the performance of the outside auditors on a yearly basis, and to propose the engagement, renewal of engagement and termination of engagement of the outside auditors, as well as the service fees with respect to the audit services;

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

The following table sets forth certain information concerning our directors, supervisors and executive officers as of the date of this report:

Name(1)	Age	Position	Date of Election(2)
Zhou Jiping	62	Chairman of the Board of Directors	May 18, 2011
Wang Dongjin	52	Vice-Chairman and President	May 18, 2011
Yu Baocai	49	Non-executive Director	May 18, 2011
Shen Diancheng	55	Non-executive Director	May 22, 2014
Liu Yuezhen	53	Non-executive Director	May 22, 2014
Liu Hongbin	51	Executive Director and Vice President	May 22, 2014
Chen Zhiwu	52	Independent Non-executive Director	May 18, 2011
Richard H. Matzke	77	Independent Non-executive Director	May 22, 2014
Lin Boqiang	57	Independent Non-executive Director	May 22, 2014
Zhang Biyi	61	Independent Non-executive Director	October 29, 2014
Guo Jinping	57	Chairman of the Board of Supervisors
Zhang Fengshan	52	Supervisor
Li Qingyi	54	Supervisor
Jia Yimin	54	Supervisor
Jiang Lifu	51	Supervisor
Yang Hua	51	Supervisor
Yao Wei	58	Supervisor
Li Jiamin	51	Supervisor
Liu Hehe	51	Supervisor
Sun Longde	52	Vice President
Zhao Zhengzhang	58	Vice President
Huang Weihe	57	Vice President
Xu Fugui	57	Vice President
Yu Yibo	51	Chief Financial Officer
Lin Aiguo	56	Chief Engineer
Wang Lihua	58	Vice President
Lv Gongxun	57	Vice President
Wu Enlai	54	Secretary to the Board of Directors

(1)	The following changes have taken place to our board and senior management since our last annual report:

On April 26, 2014, Bo Qiliang resigned from the position of vice president of the company.

On May 22, 2014, having completed their terms, Li Xinhua, Wang Guoliang, Liu Hongru, Franco Bernabè, Li Yongwu and Cui Junhui stepped down as directors of the company, and Wang Guangjun, Wang Daocheng and Fan Fuchun stepped down as supervisors of the company. Concurrently, Shen Diancheng, Liu Yuezhen, Liu Hongbin, Richard H. Matzke and Lin Boqiang were elected directors of the company, and Zhang Fengshan, Jia Yimin, Li Luguang, Li Jiamin were elected supervisors of the company. Liao Yongyuan was elected vice-chairman of the company, and resigned from the position of vice president of the company. Wang Dongjin was elected vice-chairman of the company. Guo Jinping was elected chairman of the board of supervisors.

On June 18, 2014, Wang Lihua and Lv Gongxun were elected vice presidents of the company.

On August 26, 2014, as a result of new PRC legislation, Wang Lixin resigned from the position of supervisor. Li Luguang resigned from the position of supervisor due to his transfer to CNPC.

On October 29, 2014, Zhang Biyi was elected independent non-executive director of the Company and Jiang Lifu and Yang Hua were elected supervisors.

On March 17, 2015, Liao Yongyuan resigned from the position of non-executive director and vice-chairman of the Company.

(2)	For directors only.

Directors

Zhou, Jiping, age 62, is currently the chairman of our board of directors and the chairman of CNPC. Mr. Zhou is a professor-level senior engineer, holds a master’s degree and has nearly 45 years of work experience in China’s oil and petrochemical industry. In November 1996, he was appointed deputy director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company and deputy general manager of China National Oil & Gas Exploration and Development Corporation. In December 1997, Mr. Zhou was promoted to general manager of China National Oil & Gas Exploration and Development Corporation. He was appointed assistant to the general manager of CNPC in August 2001 and deputy general manager of CNPC in December 2003. Mr. Zhou was elected as director of our company in May 2004 and appointed vice chairman and president of our company in May 2008. In October 2011, Mr. Zhou rose to general manager and director of CNPC. In April 2013, he became the chairman of CNPC and was promoted to chairman and president of our company. Mr. Zhou left his post as president of our company in July 2013.

Wang, Dongjin, age 52, is currently the vice-chairman and president of our company and the deputy general manager of CNPC. Mr. Wang is a professor-level senior engineer, holds a doctorate degree and has over 30 years of work experience in China’s oil and gas industry. In July 1995, he was appointed deputy director of the Jiangsu Oil Exploration Bureau, and in December 1997, he was appointed deputy general manager of China National Oil & Gas Exploration and Development Corporation. From December 2000, Mr. Wang was concurrently the general manager of CNPC International (Kazakhstan) Ltd. and Aktobe Oil and Gas Co., Ltd. In October 2002, Mr. Wang was appointed general manager of China National Oil and Gas Exploration and Development Corporation, and in January 2004, he became the assistant to the general manager of CNPC and deputy chairman and general manager of China National Oil & Gas Exploration and Development Corporation. In September 2008, he was appointed deputy general manager of CNPC. He was elected director of our company in May 2011, and in July 2013, he was appointed the president of our company. In May 2014, he was appointed vice-chairman of our board of directors.

Yu, Baocai, age 49, is currently a director of our company and deputy general manager of CNPC. Mr. Yu is a senior engineer, holds a master’s degree and has nearly 30 years of work experience in China’s oil and petrochemical industry. He was appointed deputy general manager of PetroChina Daqing Petrochemical Company in September 1999 and was promoted to general manager in December 2001. In September 2003, Mr. Yu was appointed general manager of PetroChina Lanzhou Petrochemical Company, and September 2008, he was appointed the deputy general manager of CNPC. Mr. Yu was elected a representative of the 10th National People’s Congress of PRC in February 2003 and a representative of the 11th National People’s Congress of PRC in February 2008. In May 2011, Mr.Yu was elected as a director of our company.

Shen, Diancheng, age 55, is currently a director of our company and concurrently serves as deputy general manager and safety director of CNPC. Mr. Shen is a professor-level senior engineer, holds a doctorate degree and has over 30 years of work experience in China’s oil and petrochemical industry. Mr. Shen was appointed standing deputy general manager of Daqing Refining & Chemical Company in October 2000, general manager of Liaoyang Petrochemical Company in April 2002 and general manager of Jilin Petrochemical Company in November 2005. In June 2007, he was appointed vice president of our company, concurrently serving as general manager of PetroChina Refining & Marketing Company. Mr. Shen served as general manager of PetroChina Refining & Chemical Company from November 2007, and he was appointed deputy general manager of CNPC in April 2011. Mr. Shen stepped down as vice president of our company and general manager of PetroChina Refining & Chemical Company in October 2011, but he has continued to serve as safety director of CNPC since February 2012. Mr. Shen was elected director of our company in May 2014.

Liu, Yuezhen, age 53, is currently a director of our company and the chief accountant of CNPC. Mr. Liu is a researcher-level senior accountant, holds a master’s degree and has nearly 35 years of work experience in the financial and accounting industries. He served as deputy general manager and chief accountant of AVIC Jianghan Aviation Life-saving Appliance Corporation since March 1996. In February 2000, he was promoted to general manager of Jianghan Aviation Life-saving Appliance Corporation and concurrently served as director of 610 Research Institute. Mr. Liu served as chairman of the board and general manager of AVIC Beijing Qingyun Aviation Instruments Co., Ltd. since May 2003 and as chief accountant of CASIC (Group) Company since November 2006. He was elected a director of our board of directors in May 2014.

Liu, Hongbin, age 51, is a director and vice president of our company and deputy general manager of CNPC. Mr. Liu is a senior engineer, holds a bachelor’s degree and has over 30 years of work experience in China’s oil and gas industry. He was appointed vice president of Exploration and Development Research Institute of Yumen Petroleum Administration Bureau in May 1991, director of Tuha Petroleum Exploration & Development Headquarters in October 1994, chief engineer of Tuha Petroleum Exploration & Development Headquarters in June 1995, deputy general manager of PetroChina Tuha Oilfield Company in July 1999, commander of Tuha Petroleum Exploration & Development Headquarters in July 2000, the general manager of the planning department of our company in March 2002 and director of the planning department of CNPC in September 2005. Mr. Liu was appointed vice president of our company in June 2007 and general manager of PetroChina Marketing Company in November 2007. In July 2013, he was appointed deputy general manager of CNPC. Mr. Liu was appointed executive director and general manager of Daqing Oilfield Company Ltd. in August 2013, and he was elected to our board of directors in May 2014.

Independent Non-executive Directors

Chen, Zhiwu, age 52, is currently an independent non-executive director of our company. Mr. Chen is a tenured professor of economic finance at Yale University School of Management and a distinguished professor of the Chang Jiang Scholar Program at Tsinghua University School of Humanities and Social Sciences. He received a bachelor’s degree in science from Central South University of Technology in China (now named Central South University), a master’s degree in engineering from National University of Defense Technology in China and a doctorate degree in finance from Yale University. Starting his teaching career in June 1990, Mr. Chen taught at University of Wisconsin, Madison. From July 1995 to July 1999, he worked at Ohio State University, where he was promoted to associate professor of finance in 1997. Since July 1999, he has been a tenured professor of finance at Yale University School of Management. Mr. Chen was elected as an independent non-executive director of our company in May 2011.

Matzke, Richard H., age 77, is currently an independent non-executive director of our company. He is concurrently a member of the human resources and compensation committee to the board of directors of OAO Lukoil and a director on the board of PHI Inc. in the United States. Mr. Matzke has a bachelor’s degree from Iowa State University, a master’s degree in geology from Pennsylvania State University and a master’s degree in business administration from St. Mary’s College. Since 1961, he worked in the exploration, planning, economic analysis and research departments of Chevron Oil Company. Mr. Matzke was made vice president of Chevron Chemical Company in 1979, director of Caltex Pacific Indonesia in 1982, president of Chevron Canada Resources Ltd. in 1986, president of Chevron Overseas Petroleum Inc. in 1997 and he was also elected to the board of directors of Chevron Chemical Company in 1997. Since his retirement from the board of directors of Chevron Oil Company in 2002, Mr. Matzke has served a director and chairman of the Strategy and Investment Committee of Lukoil, chairman of the US-Kazakhstan Business Association, chairman of the US-Azerbaijan Business Association, member of the Council on Foreign Relations and US-Russia Business Council, board member of the National Committee on US-China Relations, board member of the African-America Institute, member of the Advisory Board of the Center for Strategic and International Studies and counsel for the US International Commerce Chamber. Mr. Matzke was elected as an independent non-executive director of our company in May 2014.

Lin, Boqiang, age 57, is currently an independent non-executive director of our company. Mr. Lin holds a doctorate degree in economics from the University of California. He was a senior energy economist at the Asian Development Bank, and he currently serves as a vice principal of New Huadu Business School, director of Research Institute for China’s Energy Policy at Xiamen University, director of 2011 Collaborative Innovation Centre for Energy Economics and Energy Policy and director of China Centre for Energy Economics Research.

He is a doctoral tutor at Xiamen University. He was awarded a “Changjiang Scholar” distinguished professor by the Ministry of Education in 2008. Mr. Lin is vice-chairman of China Energy Society, a member of the National Energy Consultation Committee under the National Energy Commission, member of the Energy Price Consultation Committee under the National Development and Reform Commission, member of the Energy Advisory Council and vice-chairman of the Global Agenda Council on Energy Security of the World Economic Forum based in Davos, Switzerland. Mr. Lin was elected as an independent non-executive director of our company in May 2014.

Zhang, Biyi, age 61, is currently an independent non-executive director of our company. Mr. Zhang is a senior accountant and holds a bachelor’s degree in finance and banking from Xiamen University. He served as head of the Enterprise Division, assistant to the director, and deputy director of the Finance Bureau at China Ship Industry Corporation. In July 1999, Mr. Zhang was appointed deputy general manager of China Shipbuilding Industry Corporation, and he served as deputy general manager and chief accountant of China Shipbuilding Industry Corporation from December 2004 to February 2008. From March 2008 to January 2010, he also served concurrently as the general manager of China Shipbuilding Industry Company Ltd. Mr. Zhang was elected an independent non-executive director of our company in October 2014.

Supervisors

Guo, Jinping, age 57, is currently the chairman of our board of supervisors, general manager of our Legal Department, assistant to the general manager of CNPC, and general counsel and director of the Legal Department of CNPC. Mr. Guo is a professor-level senior economist, holds post-graduate qualification and has over 30 years of work experience in China’s oil and gas industry. In November 1996, he was appointed chief economist of the Bureau of Policy and Regulations of CNPC, and in October 1998, deputy director of the Development and Research Department of CNPC. Mr. Guo was appointed general manager of our Legal Department in September 1999 and director of the Legal Department of CNPC in September 2005. In 2007, he was appointed the general counsel of CNPC. Mr. Guo was elected as a supervisor of our company in May 2011, and he’s also been serving as the assistant to the general manager of CNPC since April 2014. In May 2014, Mr. Guo was appointed chairman of our board of supervisors.

Zhang, Fengshan, age 52, is currently a supervisor of our company. He is also the general manager and director of our Security, Environmental Protection, and Energy Conservation Department. In addition, he is the general manager and vice director of Security, Environmental Protection, and Energy Conservation Department of CNPC. Mr. Zhang is a professor-level senior engineer, holds a master’s degree and has nearly 35 years of experience in China’s oil and gas industry. He was appointed deputy director of Liaohe Oil Exploration Bureau in July 2000, safety director of Liaohe Oil Exploration Bureau in May 2002, director of Liaohe Petroleum Exploration Bureau in August 2004 and in February 2008, general manager of Great Wall Drilling and Exploration Company Ltd., where he also served as executive director since July 2008. Mr. Zhang has been the general manager of the Security, Environment, and Energy Conservation Department of our company and of CNPC since June 2012. He was elected to our board of supervisors in May 2014. In July 2014, Mr. Zhang was made director of security of our company and vice director of security of CNPC.

Li, Qingyi, age 54, is currently a supervisor and general manager of the Audit Department of our company. He is also the general manager of the Audit Department and director of the Auditing Services Centre of CNPC. Mr. Li is a senior accountant, holds a master’s degree in economics and has nearly 35 years of work experience in China’s oil and gas industry. Mr. Li was appointed chief accountant of Jinxi Oil Refinery in June 1999, deputy general manager and chief accountant of Jinxi Petrochemical in October 1999, director of the Capital Operation Department of CNPC in November 2000, general manager of Equipment & Supplies (Group) Company in April 2007 and general manager of CNPC Equipment Manufacturing Branch Company in December 2007. He was appointed director of CNPC Auditing Services Centre in September 2010 and appointed deputy general manager of our Audit Department and the director of the CNPC Auditing Services Centre in August 2011. In September 2012, Mr. Li was promoted to general manager of our Audit Department and concurrently the director of CNPC Auditing Services Centre. In May 2013, Mr. Li was elected a supervisor of our company.

Jia, Yumin, age 54, is currently a supervisor and general manager of the Capital Operation Department of our company. He is also serving as general manager of the Capital Operation Department of CNPC. Mr. Jia is a professor-level senior accountant, holds a master’s degree and has over 35 years of work experience. He was appointed as deputy general manager of the Finance Department of our company in February 2000, director of the Budget Planning Offices of our company and of CNPC in July 2007 and general manager of the Budget Planning Offices of our company and of CNPC in May 2011. He became the general manager of the Capital Operation Departments of our company and of CNPC in November 2013. Mr. Jia was elected a supervisor of our company in May 2014.

Jiang, Lifu, age 51, is currently a supervisor of our company. He has also been serving as the general manager of the Enterprise Management Departments (internal control management department) of our company and of CNPC. Mr. Jiang is a professor-level senior economist, holds a doctorate degree and has nearly 20 years of work experience in China’s oil and gas industry. He was appointed deputy general manager of our Capital Operation Department in August 2003, deputy director of CNPC’s Planning Department in May 2005, deputy general manager of our Planning Department in June 2007 and deputy director of CNPC’s Planning Department. Since April 2014, Mr. Jiang has been the general manager of the Enterprise Management Department of our company and the general manager of the Enterprise Management Department of CNPC. He was elected a supervisor of our company in October 2014.

Yang, Hua, age 51, is currently a supervisor of our company nominated by the employees’ representatives. He is also serving as general manager of PetroChina Changqing Oilfield Company as well as director of the Changqing Petroleum Exploration Bureau. Mr. Yang is a professor-level senior engineer, holds a doctorate degree and has over 30 years of work experience in China’s oil and gas industry. He was appointed deputy general manager of Changqing Oilfield Company in October 2002, standing deputy general manager in February 2008, principal in January 2014, and general manager in July 2014. Mr. Yang was also appointed director of the Changqing Oil Exploration Bureau in July 2014. He was elected as a supervisor of our company in October 2014.

Yao, Wei, age 58, is a supervisor of our company nominated by the employees’ representatives. He has also been a senior executive of Trans-Asia Gas Pipeline Company Ltd. since October 2014. Mr. Yao is a professor-level senior engineer, holds a master’s degree and has nearly 40 years of work experience in China’s oil and gas industry. Mr. Yao was appointed deputy manager of Beijing Natural Gas Transport Company in July 1995, deputy general manager of Beijing Huayou Gas Corporation Ltd. in April 2001 and general manager of PetroChina Pipeline Company in April 2007. Mr. Yao was elected as a supervisor of our company in May 2011.

Li, Jiamin, age 51, is currently a supervisor of our company nominated by the employees’ representatives. He is also the general manager of PetroChina Lanzhou Petrochemical Company and the general manager of Lanzhou Petroleum & Chemical Company. Mr. Li is a professor-level senior engineer, holds a master’s degree and has nearly 30 years of work experience in China’s oil and petrochemical industry. He was appointed deputy general manager and chief security officer of PetroChina Lanzhou Petrochemical Company in August 2004. He was promoted to general manager of PetroChina Lanzhou Petrochemical Company and Lanzhou Petroleum & Chemical Company in March 2012. Mr. Li was elected a supervisor of our company in May 2014.

Liu, Hehe, age 51, is currently a supervisor of our company nominated by the employees’ representatives. He has also been serving as general manager of PetroChina Inner Mongolia Marketing Company since November 2009. Mr. Liu is a professor-level senior economist, holds a bachelor’s degree and has nearly 30 years of work experience in China’s oil and petrochemical industry. He was appointed general manager of PetroChina East China Marketing Company in April 2004 and became general manager of PetroChina East China (Shanghai) in December 2008 . He was elected a supervisor of our company in May 2011.

Other Senior Management

Sun, Longde, age 52, is currently a vice president of our company and director of the consultancy center of CNPC. He is a professor-level senior engineer, holds a doctorate degree and has over 30 years of work experience in China’s oil and geological industry. Mr. Sun was appointed deputy chief geologist of Xianhe Oil Extraction Plant and deputy manager of Dongxin Oil Extraction Plant of the Shengli Petroleum Administration Bureau in January 1994, chief deputy director-general of the Exploration Business Department of Shengli Petroleum Administration Bureau in April 1997, manager of Exploration & Development Company of the Shengli Petroleum Administration Bureau in September 1997, chief geologist of Tarim Petroleum Exploration & Development Headquarters in November 1997, deputy general manager of PetroChina Tarim Oilfield Company in September 1999, and general manager of PetroChina Tarim Oilfield Company in July 2002. He has been a vice president of our company since June 2007 and was elected to the Chinese Academy of Engineering in December 2011. In April 2014, Mr. Sun was appointed director of the consultancy center of CNPC.

Zhao, Zhengzhang, age 58, is currently a vice president of our company. He is also general manager of the Exploration and Production Company of our company and deputy general manager of CNPC. Mr. Zhao is a professor-level senior engineer, holds a master’s degree and has nearly 30 years of work experience in China’s oil and gas industry. He was appointed deputy director of the New Zone Exploration Department of CNPC in June 1996, and in November 1996, deputy director of the Exploration Bureau of CNPC and director of the New Zone Exploration Department. In October 1998, Mr. Zhao was appointed deputy director of the CNPC Exploration and Production Company. Mr. Zhao was appointed a member of the Preparatory Group of CNPC Exploration and Production Company in September 1999 and deputy general manager of CNPC Exploration and Production Company in December 1999. He was appointed senior executive and deputy general manager of CNPC Exploration and Production Company in January 2005 and general manager of CNPC Exploration and Production Company in January 2006. In May 2008, he was appointed vice president of our company and general manager of our Exploration and Production Company. In August 2013, Mr. Zhao was appointed general manager of Changqing Oilfield Company and director of the Changqing Petroleum Exploration Bureau. He has also served as deputy general manager of CNPC since July 2014.

Huang, Weihe, age 57, is currently a vice president of our company. He is also general manager of PetroChina Natural Gas and Pipelines Company. Mr. Huang is a professor-level senior engineer, holds a doctorate degree and has over 30 years of work experience in China’s oil and gas industry. He was appointed deputy director of the Petroleum and Pipelines Bureau in December 1998. In November 1999, he was appointed deputy director of the Petroleum and Pipelines Bureau and concurrently the chief engineer. Mr. Huang was then appointed general manager of PetroChina Pipelines Company in October 2000 and concurrently held the position of general manager of PetroChina West-East Natural Gas Transmission Pipelines Company beginning in May 2002, a post he held until February 2006. In December 2002, Mr. Huang became general manager of PetroChina Natural Gas and Pipelines Company. In May 2008, he was appointed chief engineer of our company and in October 2011, he became vice president of our company.

Xu, Fugui, age 57, is currently a vice president of our company and general manager of PetroChina Refining & Chemical Company. He is a professor-level senior engineer, holds a doctorate degree and has over 30 years of work experience in China’s oil and petrochemical industry. Mr. Xu was appointed deputy manager of Dushanzi Petrochemical Planter of Refining Plant of the Xinjiang Petroleum Administration Bureau in November 1995, general manager of Dushanzi Petrochemical Plant of the Xinjiang Petroleum Administration Bureau in July 1999, and general manager of Dushanzi Petrochemical Company in September 1999. In September 2011, he was appointed general manager of PetroChina Refining & Chemical Company. Mr. Xu was appointed a vice president our company in October 2011.

Yu, Yibo, age 51, is currently the chief financial officer of our company. He is a professor-level senior accountant, holds a doctorate degree from Hitotsubashi University Business School in Japan and has approximately 20 years of experience in China’s oil and gas industry. Mr. Yu was appointed assistant to the president of CNPC in November 1998, member of the Restructuring and Listing Preparatory Team of PetroChina in February 1999, deputy general manager of our Finance Department in November 1999, and deputy general manager of PetroChina Dagang Oilfield Branch Company in March 2002, a post he remained in until October 2002. He was appointed the vice general manager of the Finance Department of our Company in October 2002. In April 2003, he was appointed general manager of the Mergers and Acquisitions Department of our company, and he was also a supervisor of our company from May 2008 to May 2011. In March 2013, Mr. Yu was appointed chief financial officer of our company.

Lin, Aiguo, age 56, is currently the chief engineer of our company and the president of the PetroChina Petrochemical Research Institute. He is a professor-level senior engineer, holds a bachelor’s degree and has over 30 years of work experience in China’s oil and petrochemical industry. Mr. Lin was appointed deputy manager and standing deputy manager of the Shengli Refinery of Qilu Petrochemical Company in July 1993, deputy general manager of Dalian West Pacific Petrochemical Co. Ltd. in May 1996, general manager of Dalian West Pacific Petrochemical Co. Ltd. in August 1998, and general manager of our Refining & Marketing Company in December 2002. Mr. Lin has served as our chief engineer since June 2007 and has also been serving as the director of the Petrochemical Research Institute since February 2011.

Wang, Lihua, age 58, is currently a vice president of our company, an executive director and senior executive of PetroChina International Company Ltd., and chairman of China National United Oil Corporation. Ms. Wang is a professor-level senior economist, holds a master’s degree and has nearly 35 years of work experience in China’s oil and gas industry. She was appointed deputy general manager of China National United Oil Corporation in September 1997 and general manager in October 1998. She was appointed general manager of PetroChina International Company Ltd. in February 2002 and chief security officer of PetroChina International Company Ltd. (China National United Oil Corporation) in July 2006. Ms. Wang was appointed vice chief economist of CNPC and general manager and chief security officer of PetroChina International Company Ltd. (China National United Oil Corporation) in November 2007. Ms. Wang was appointed executive director of PetroChina International Company Ltd. in January 2009, stepping down as chief security officer in June 2009. In June 2014, she was appointed vice president of the company and stepped down as vice chief economist of CNPC. Since July 2014, Ms. Wang has been serving as senior executive of PetroChina International Company Ltd.

Lv, Gongxun, age 57, is currently a vice president of our company, general manager of PetroChina International Exploration & Development Company and general manager of China National Oil and Gas Exploration and Development Corporation. He is a professor-level senior engineer with over 35 years of work experience in China’s oil and gas industry. Mr. Lv was appointed deputy general manager and chief security officer of China National Oil and Gas Exploration and Development Corporation in October 2006, general manager of Turkmenistan Amu Darya River Gas Company in September 2007, and general manager of CNPC (Turkmenistan) Amu Darya River Gas Company in December 2008. He has been serving as general manager of PetroChina International (Kazakhstan) Co. Ltd., general manager of Trans-Asia Gas Pipeline Company Ltd., and director of Enterprises Coordination Group (Central Asia) since December 2012. Mr. Lv was appointed general manager of PetroChina International Exploration & Development Company and general manager of China National Oil and Gas Exploration and Development Corporation in May 2014. He was appointed as vice president of our company in June 2014.

Secretary to the Board of Directors

Wu, Enlai, age 54, is currently the secretary to the board of directors of our company, executive director and general manager of CNPC Hong Kong (Holding) Ltd., and director and chairman of Kunlun Energy Company Ltd. He is a professor-level senior engineer, holds a master’s degree and has over 30 years of work experience in China’s oil and petrochemical industry. Mr. Wu was appointed deputy director general of Tarim Petrochemical Engineering Construction Headquarters in August 1997, deputy director general of the Capital Operation Department of CNPC in August 2002, and deputy general manager of China National Oil and Gas Exploration and Development Corporation in January 2004. He was appointed head of the Preparatory Work Team for PetroChina Guangxi Petrochemical Company in May 2005, general manager in October 2005, and head of the Enterprise Coordination Team of our company in Guangxi in September 2012. He became secretary to our board of directors in November 2013, and since 2013, has served concurrently as executive director and general manager of CNPC Hong Kong (Holding) Ltd. and director and chairman of Kunlun energy Company Ltd.

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

The aggregate amount of salaries, insurance and other benefits in kind paid by us to the five highest paid individuals of PetroChina during the year ended December 31, 2014 was RMB4,815,606. We paid RMB277,604 as our contribution to the pension plans with respect to those individuals in the year ended December 31, 2014.

The aggregate amount of salaries or other compensation, insurance and other benefits in kind paid by us to our directors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2014 was RMB4,297,776.

Save as disclosed, no other payments have been paid or are payable, with respect to the year ended December 31, 2014, by us or any of our subsidiaries to our directors. In addition, we have no service contracts with our directors that provide for benefits to our directors upon the termination of their employment with us.

In 2014, we paid RMB126,328 as our contribution to the pension plans with respect to our directors and supervisors who hold senior management positions or are otherwise employed by us. The aggregate amount of salaries or other compensation, insurance and other benefits in kind paid by us to our supervisors who hold senior management positions or are otherwise employed by us during the year ended December 31, 2014 was RMB2,491,969.

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

Audit Committee

Our audit committee is currently composed of two non-executive independent directors, Mr. Lin Boqiang and Mr. Zhang Biyi, and one non-executive director, Mr. Liu Yuezhen. Mr. Lin Boqiang serves as the chairman of the committee. Under our audit committee charter, the chairman of the committee must be an independent director and all resolutions of the committee must be approved by independent directors. The audit committee’s major responsibilities include:

•	reviewing and supervising the engagement of external auditors and their performance;

•

reviewing and ensuring the completeness of annual reports, interim reports and quarterly reports, if any, and related financial statements and accounts, and reviewing any material opinion contained in the aforesaid statements and reports with respect to financial reporting;

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

•

reporting regularly to the board of directors with respect to any significant matters which may affect the financial position of the company and its operations and with respect to the self-evaluation of the committee on the performance of their duties; and

•

performing other responsibilities as may be required under relevant laws, regulations and the listing rules of the stock exchanges where the shares of the company are listed (as amended from time to time).

Investment and Development Committee

The current members of our investment and development committee are Mr. Wang Dongjin, the chairman of the committee, Mr. Liu Hongbin and Mr. Chen Zhiwu. The investment and development committee’s major responsibilities include:

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

Evaluation and Remuneration Committee

The current members of our evaluation and remuneration committee are Mr. Richard H. Matzke, the chairman of the committee, Mr. Liu Yuezhen and Mr. Lin Boqiang. The evaluation and remuneration committee’s major responsibilities include:

•	studying the evaluation criteria for directors and senior officers, conducting the evaluations and proposing suggestions;

•

studying and evaluating the remuneration policies and plans for directors and senior officers (including the compensation in connection with the removal or retirement of the director and senior officers);

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

•

studying the relevant laws, regulations and the listing rules of the stock exchanges where the shares of the company are listed (as amended from time to time) and other matters authorized by the board of directors.

Health, Safety and Environment Committee

The current members of our health, safety and environment committee are Mr. Yu Baocai and Mr. Shen Diancheng. The health, safety and environment committee’s major responsibilities include:

•	supervising the effective implementation of our Health, Safety and Environmental Protection Plan, or the HSE Plan;

•	making recommendations to the board of directors and our president regarding major decisions with respect to health, safety and environmental protection; and

•	inquiring about the occurrence of and determining the responsibilities for material accidents of the company, and examining and supervising the treatment of such accidents.

Employees

As of December 31, 2012, 2013 and 2014, we had 548,355, 544,083 and 534,652 employees, respectively. During 2014, we employed 319,168 temporary employees on an average. As of December 31, 2014, we had 319,346 temporary employees. The table below sets forth the number of our employees by business segment as of December 31, 2014.

	Employees	% of Total
Exploration and production	298,014	55.74
Refining and chemicals	155,321	29.05
Marketing	59,015	11.04
Natural gas and pipeline	16,707	3.12
Other(1)	5,595	1.05

Total	534,652	100.00

(1)

Including the numbers of employees of the management of our headquarters, specialized companies, PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, Petrochemical Research Institute and other units.

Our employees participate in various basic social insurance plans organized by municipal and provincial governments whereby we are required to make monthly contributions to these plans at certain rates of the employees’ salary as stipulated by relevant local regulations. Expenses incurred by us in connection with the retirement benefit plans were approximately RMB13,400 million, RMB14,855 million and RMB15,674 million, respectively, for the years ended December 31, 2012, 2013 and 2014, respectively.

In 2014, we did not experience any strikes, work stoppages, labor disputes or actions that affected the operation of any of our businesses. Our company maintains good relationship with our employees.

Share Ownership

As of December 31, 2014 our directors, senior officers and supervisors did not have share ownership in PetroChina or any of PetroChina’s affiliates.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

PetroChina was established on November 5, 1999 with CNPC as its sole promoter. As of March 31, 2015, CNPC beneficially owned 158,325,211,528 shares, which include 291,518,000 H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC, representing approximately 86.507% of the share capital of PetroChina, and, accordingly, CNPC is our controlling shareholder.

The following table sets forth the major shareholders of our A shares as of March 31, 2015:

Name of Shareholders	Class of Shares	Number of Shares Held	Percentage of the Issued Share Capital of the Same Class of Shares (%)	Percentage of the Total Share Capital(%)
CNPC	A shares	158,033,693,528	97.60	86.35

The following table sets forth the major shareholders of our H shares as of March 31, 2015:

Name of Shareholders	Number of Shares Held	Percentage of Such Share in That Class of the Issued Shares Capital (%)	Percentage of the Total Share Capital(%)
CNPC	291,518,000 (Long Position)(1)	1.38	0.16
Aberdeen Asset Management Plc and its related parties (collectively, the “Group”), representing the accounts managed by the Group	1,680,255,599 (Long Position)	7.96	0.92
Black Rock, Inc.	1,502,968,891 (Long Position) 42,188,300 (Short Position)	7.12 0.20	0.82 0.02
JP Morgan Chase & Co	1,627,443,538 (Long Position) 205,236,560 (Short Position) 1,176,488,972 (Lending Pool)	7.71 0.97 5.58	0.89 0.11 0.64

(1)	Held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

Related Party Transactions

CNPC is a controlling shareholder of our company. We enter into extensive transactions with CNPC and other members of the CNPC group, all of which constitute related party transactions for us. We also continue to carry out existing continuing transactions with other related parties in the year ended December 31, 2014.

Continuing Related Party Transactions

Since 2000, our company has engaged in a variety of continuing related party transactions with CNPC, who provides a number of services to us. These transactions are governed by several agreements between CNPC and us, including the comprehensive products and services agreement and its supplemental agreements, product and service implementation agreements, land use rights leasing contract, buildings leasing contract and buildings supplementary leasing agreement, intellectual property licensing contracts and contract for the transfer of rights under production sharing contracts. A detailed discussion of these agreements is set forth in Note 37 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” in our annual report on Form 20-F filed with the SEC on May 27, 2008.

On August 28, 2014, with the existing comprehensive products and services agreement expiring on December 31, 2014, the company and CNPC entered into a new comprehensive agreement, which took effect from January 1, 2015 and will be valid for a term of three years. On the same day, under the framework of the existing land use rights leasing contract and the buildings leasing contract, the company and CNPC signed a confirmation letter with respect to the change in the areas of land parcels and leased buildings, pursuant to which the area of land parcels leased by the company from CNPC was adjusted to 1,777.21 million square meters and the estimated annual rental fees were confirmed to be RMB 4,831.21 million in aggregate. The area of buildings leased by the company from CNPC was adjusted to 1,179,585.57 million square meters for an estimated rental fee of RMB 707.70 million per year in aggregate. These new agreements were approved at the extraordinary general meeting of the Company held on October 29, 2014. For a detailed discussion of the comprehensive products and services agreement and the confirmation letter under the land use right lease agreement and building lease agreement, please refer to our Form 6-K filed with the SEC on August 28, 2014.

As of December 31, 2014, the outstanding amount of our debts secured by CNPC and its subsidiaries was RMB49,843 million.

During the reporting period, we carried out a number of continuing related party transactions with certain companies including CNPC Exploration and Development Company Limited. A detailed discussion of our relationships and transactions with these parties is set forth in “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” in our annual report on Form 20-F filed with the SEC on May 27, 2008.

Loans from Related Parties

As of December 31, 2014, we had unsecured short-term and long-term loans from CNPC and its affiliates in an aggregate amount of RMB364,789 million with an average annual interest rate of 4.23%.

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

We may only distribute dividends after we have made allowances for:

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

A dividend of RMB0.16750 per share (inclusive of applicable taxes) for the six months ended June 30, 2014 was paid to our shareholders on September 19, 2014 with respect to our A Shares and September 29, 2014 with respect to our H Shares. The board of directors recommended that a final dividend of RMB0.09601 per share (inclusive of applicable taxes), which was calculated on the basis of the balance between 45% of our income for the year attributable to our shareholders under IFRS for the year ended December 31, 2014 and the interim dividend for the six months ended June 30, 2014, should be paid. The final dividend for the year ended December 31, 2014 is subject to the approval by the annual general meeting to be held on May 27, 2015.

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

As of December 31, 2014, there were 21,098,900,000 H Shares and 161,922,077,818 A Shares issued and outstanding. As of December 31, 2014, there were 247 registered holders of American depositary receipts evidencing 8,890,859 ADSs. The depositary of the ADSs is the Bank of New York.

The high and low closing sale prices of our A Shares on the Shanghai Stock Exchange, of H Shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for each year from 2010 through 2014, for each quarter from 2013 to 2015 (up to the end of the first quarter of 2015), and for each month from October 2014 to April 2015 (through April 24, 2015) are set forth below.

	Price Per H Share		Price Per ADS		Price Per A Share
	HK$		US$		RMB
	High	Low	High	Low	High	Low
Annual Data
2010	10.50	7.97	136.45	101.92	14.28	9.94
2011	12.50	8.59	158.83	111.29	12.41	9.35
2012	11.86	9.08	153.23	117.11	10.60	8.47
2013	11.30	7.86	145.80	101.47	9.40	7.31
2014	11.62	7.33	149.48	94.75	10.81	7.47
Quarterly Data
2013
First quarter	11.30	10.14	145.80	130.40	9.40	8.69
Second quarter	10.28	7.86	132.03	101.47	8.73	7.31
Third quarter	9.45	8.27	121.29	107.45	8.24	7.69
Fourth quarter	9.59	8.44	122.92	108.84	8.27	7.51
2014
First quarter	8.49	7.33	110.21	94.75	7.99	7.51
Second quarter	9.82	8.55	126.28	110.46	7.73	7.47
Third quarter	11.62	9.65	149.48	125.03	8.12	7.48
Fourth quarter	10.08	7.94	129.25	102.01	10.81	7.56

	Price Per H Share		Price Per ADS		Price Per A Share
	HK$		US$		RMB
	High	Low	High	Low	High	Low
2015
First Quarter	9.02	8.13	116.37	103.74	13.09	10.71
Monthly Data
2014
October	10.08	9.29	129.25	119.13	7.84	7.56
November	9.71	8.41	125.50	107.02	8.17	7.71
December	8.78	7.94	113.65	102.01	10.81	8.17
2015
January	8.92	8.39	114.90	108.09	13.09	11.31
February	9.02	8.44	116.37	109.50	11.69	10.89
March	9.00	8.13	114.97	103.74	11.99	10.71
April(through April 24, 2015)	10.62	8.63	136.37	112.76	13.38	11.84

The closing prices per A Share, per H Share and per ADS on April 24, 2015 were RMB13.32, HK$9.97 and US$130.05, respectively.

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

Foreign Exchange Controls

The Renminbi currently is not a freely convertible currency. We receive most of our revenues in Renminbi. A portion of our Renminbi revenues must be converted into other currencies to meet our foreign currency obligations, including:

•	debt service on foreign currency-denominated debt;

•	external capital expenditures and equity investment;

•	purchases of imported equipment and materials; and

•	payment of any dividends declared with respect to the H Shares.

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

We believe that we did not meet either of the PFIC tests in the taxable year that ended December 31, 2014 and believe that we will not meet either of the PFIC tests in the current or subsequent taxable years and therefore will not be treated as a PFIC for such periods. However, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

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

Interest Rate Risk

Our interest risk exposure arises from changing interest rates. The tables below provide information about our financial instruments including various debt obligations that are sensitive to changes in interest rates. The tables present principal cash flows and related weighted-average interest rates at expected maturity dates. Weighted-average variable rates are based on effective rates as of December 31, 2012, 2013 and 2014. The information is presented in Renminbi equivalents, our reporting currency.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi. However, a portion of our RMB revenues are converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported equipment, crude oil and other materials. Foreign currency payments for imported equipment represented 6.5%, 2.7% and 3.9% of our total payments for equipment in 2012, 2013 and 2014, respectively. Foreign currency payments for other imported materials represented 0.09%, 0.03% and 0.03%, of our total payments for materials in 2012, 2013 and 2014, respectively.

The Renminbi is not a freely convertible currency. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

The tables below provide information about our financial instruments including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The tables below summarize such information by presenting principal cash flows and related weighted-average interest rates at expected maturity dates in RMB equivalents, using the exchange rates in effect as of December 31, 2012, 2013 and 2014, respectively.

December 31, 2014

	Expected Maturity Date							Percentage to Total Long-Term Debt	Fair Value
	2015	2016	2017	2018	2019	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	20,806	39,609	22,320	20,219	30,107	88,318	221,379	52.20%	210,259
Average interest rate	4.06%	4.56%	4.19%	4.52%	4.65%	4.82%	—	—	—
Variable Rate Loan Amount	4,761	10,056	15,607	245	151	6,033	36,853	8.69%	36,852
Average interest rate	5.49%	4.92%	4.58%	5.56%	5.40%	5.24%	—	—	—
Loans in Euros
Fixed Rate Loan Amount	21	21	21	21	31	14	129	0.03%	148
Average interest rate	2.79%	2.79%	2.79%	2.79%	2.57%	2.60%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in United States Dollars
Fixed Rate Loan Amount	185	34	34	34	34	177	498	0.12%	533
Average interest rate	6.75%	1.11%	1.11%	1.11%	1.11%	0.51%	—	—	—
Variable Rate Loan Amount	8,010	12,920	20,426	14,141	11,661	6,505	73,663	17.37%	73,663
Average interest rate	2.05%	2.15%	2.38%	3.00%	3.14%	1.81%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	12	12	12	37	3	—	76	0.02%	81
Average interest rate	2.50%	2.50%	2.50%	2.37%	2.50%	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	—	—	16,000	16,000	—	8,000	40,000	9.43%	43,180
Average interest rate	—	—	4.55%	4.47%	—	4.93%	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	20,000	498	31,000	—	—	—	51,498	12.14%	51,301
Average interest rate	3.97%	5.63%	4.19%	—	—	—	—	—	—
Total	53,795	63,150	105,420	50,697	41,987	109,047	424,096	100.00%	416,017

December 31, 2013

	Expected Maturity Date							Percentage to Total Long-Term Debt	Fair Value
	2014	2015	2016	2017	2018	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	40,008	20,104	49,936	13,549	40,003	40,003	203,603	52.92%	192,402
Average interest rate	5.26%	4.06%	4.60%	3.90%	4.61%	4.66%	—	—	—
Variable Rate Loan Amount	6,642	14,431	1,614	2,256	121	6,050	31,114	8.09%	31,114
Average interest rate	5.60%	5.11%	4.56%	2.24%	5.71%	5.24%	—	—	—
Loans in Euros
Fixed Rate Loan Amount	23	23	23	23	23	65	180	0.04%	196
Average interest rate	2.73%	2.73%	2.73%	2.73%	2.73%	2.86%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in United States Dollars
Fixed Rate Loan Amount	155	279	336	33	33	243	1,079	0.28%	1,111
Average interest rate	6.51%	7.12%	4.14%	1.09%	1.09%	1.20%	—	—	—
Variable Rate Loan Amount	20,028	6,047	1,463	3,048	7,931	3,986	42,503	11.05%	42,503
Average interest rate	2.39%	2.36%	3.68%	3.58%	3.04%	1.97%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	17	17	17	17	17	17	102	0.03%	109
Average interest rate	2.46%	2.46%	2.46%	2.46%	2.46%	2.06%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	154	154	0.04%	154
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	—	—	—	16,000	16,000	8,000	40,000	10.40%	37,516
Average interest rate	—	—	—	4.55%	4.47%	4.93%	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	15,000	20,000	—	31,000	—	—	66,000	17.15%	63,610
Average interest rate	3.35%	3.97%	—	4.19%	—	—	—	—	—
Total	81,873	60,901	53,389	65,926	64,128	58,518	384,735	100.00%	368,715

December 31, 2012

	Expected Maturity Date							Percentage to Total Long-Term Debt	Fair Value
	2013	2014	2015	2016	2017	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	22	50,003	20,002	23,048	13,192	56,003	162,270	53.80%	157,754
Average interest rate	4.22%	5.38%	4.05%	4.13%	3.95%	4.73%	—	—	—
Variable Rate Loan Amount	6,062	6,736	10,103	4	2,117	6,003	31,025	10.29%	31,025
Average interest rate	4.55%	5.56%	5.32%	2.55%	2.03%	5.64%	—	—	—
Loans in Euros
Fixed Rate Loan Amount	25	34	34	34	30	50	207	0.07%	222
Average interest rate	2.83%	3.10%	3.10%	3.10%	3.00%	2.00%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in United States Dollars
Fixed Rate Loan Amount	33	160	753	35	35	291	1,307	0.43%	1,401
Average interest rate	1.13%	6.51%	5.50%	1.09%	1.09%	1.26%	—	—	—
Variable Rate Loan Amount	174	8,776	3,785	1,509	2,200	2,475	18,919	6.27%	18,919
Average interest rate	0.73%	2.94%	2.37%	3.31%	3.21%	1.00%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	22	22	22	22	22	40	150	0.05%	163
Average interest rate	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	234	234	0.08%	234
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	1,500	—	—	—	16,000	4,000	21,500	7.13%	21,265
Average interest rate	4.11%	—	—	—	4.55%	4.97%	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	—	15,000	20,000	—	31,000	—	66,000	21.88%	64,928
Average interest rate	—	3.35%	3.97%	—	4.19%	—	—	—	—
Total	7,838	80,731	54,699	24,652	64,596	69,096	301,612	100.00%	295,911

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

Fees and Payments from the Depositary to Us

From January 1, 2014 to December 31, 2014, we received from the depositary a reimbursement of US$382,660.57, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs. In addition, the depositary has agreed to reimburse us certain amount per year of the facility, including but not limited to, investor relations expenses or any other American depositary receipts program related expenses. The amount of such reimbursements is subject to certain limits.

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

Management’s Report on Internal Control over Financial Reporting

Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our company’s management, including our principal executive officer and principal financial officer, our company evaluated the effectiveness of the its internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our company’s management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of our company’s internal control over financial reporting as of December 31, 2014 has been audited by KPMG, our company’s independent registered public accountants, as stated in its report attached hereto.

Attestation Report of the Registered Public Accounting Firm

The Board of Directors and Shareholders

PetroChina Company Limited:

We have audited PetroChina Company Limited’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). PetroChina Company Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on PetroChina Company Limited’s internal control over financial reporting based on our audit.

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

In our opinion, PetroChina Company Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of PetroChina Company Limited and its subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, cash flows and changes in equity for each of the years in the two-year period ended December 31, 2014, and our report dated April 29, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

April 29, 2015

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2014, there were no changes in the company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting. On May 14, 2013, the COSO published an updated Internal Control — Integrated Framework (2013)  and related illustrative documents. Our company adopted the new framework in 2014.

ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee is composed of two non-executive independent directors, Mr. Lin Boqiang and Mr. Zhang Biyi, and one non-executive director, Mr. Liu Yuezhen. See “Item 6 — Directors, Senior Management and Employees — Board Practices — Audit Committee”. Mr. Zhang Biyi, our non-executive independent director has been confirmed as a “financial expert,” as defined in Item 16A of Form 20-F.

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

2. Next, click on “Corporate Governance Structure”.

3. Finally, click on “Code of Ethics for Senior Management” or “Code of Ethics for Employees of PetroChina Company Limited”.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG has served as PetroChina’s independent registered public accountant for the fiscal year ended December 31, 2014 and 2013, for which audited financial statements appear in this annual report on Form 20-F. The Company’s auditor is elected annually at the annual general meeting of PetroChina. The office of KPMG is located at 8th Floor, Prince’s Building, 10 Chater Road, Central, Hong Kong.

The following table presents the aggregate fees for professional audit services and other services rendered by KPMG to PetroChina for each of the years ended December 31, 2013 and 2014.

	December 31,
	2013	2014
	RMB	RMB
	(In millions)
Audit fees	53	53
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

Total	53	53

The auditors’ remuneration above represents the annual audit fees paid by our company. The remuneration does not include fees of RMB28 million and RMB34 million paid by our subsidiaries to KPMG and its network firms which primarily relates to audit and other related services for the year ended December 31, 2013 and 2014, respectively.

Audit Committee Pre-approved Policies and Procedures

Currently, all audit services to be provided by our independent registered public accountants, KPMG, must be approved by our audit committee.

During 2014, services relating to all non-audit-related fees provided to us by KPMG were approved by our audit committee in accordance with the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

ITEM 16F — CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In accordance with the relevant regulations concerning restrictions on the years of a registered public accountant to consecutively provide financial auditing services to an enterprise directly owned by the central government as well as its affiliates, promulgated by the Ministry of Finance of the People’s Republic of China and the State-owned Assets Supervision and Administration Commission of the State Council, or the SASAC, effective from the conclusion of our annual general meeting held on May 23, 2013, PricewaterhouseCoopers (“PwC’) retired as our independent registered public accountant and KPMG was appointed as our independent registered public accountant.

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

Director Independence

Under the NYSE corporate governance rule 303A.01, a listed company must have a majority of independent directors on its board of directors. A company of which more than 50% of the voting power is held by an individual, a group or another company, or a controlled company, is not required to comply with this requirement. We are not required under the PRC Company Law and the HKSE Listing Rules to have a majority of independent directors on our board of directors. As of the date of this report, four of our ten directors were independent non-executive directors. We will elect one executive director at the annual general meeting to be held on May 27, 2015.

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

In 2013, we formulated an Independent Director Observation and Inquiry Policy to provide an assurance that independent directors will be better informed of the status of the daily operation, finance management and compliance matters of our company so as for them to better perform their duties.

In order to better adapt to the changes in the applicable regulatory frameworks, we have continued to improve our corporate governance during the reporting period. For example, in 2014, we formulated the Policy for Internal Regulations, Audit Project Regulation, and Enterprise Pension Regulation.

Code of Business Conduct and Ethics

Under the NYSE corporate governance rule 303A.10, a listed company must adopt and disclose its code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. See “Item 16B – Code of Ethics”. We are not required under the PRC Company Law and the HKSE Listing Rules to have, and we do not currently have, a code of business conduct and ethics for directors. However, pursuant to the HKSE Listing Rules, all of our directors must comply with the Model Code for Securities Transactions by Directors of Listed Companies (the “Model Code”) as set out in the Listing Rules. The Model Code sets forth required standards with which the directors of a listed company must comply in securities transactions of the listed company.

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

ITEM 18 — FINANCIAL STATEMENTS

See page F-1 to F-57 following Item 19.

ITEM 19 — EXHIBITS

(a) See Item 18 for a list of the financial statements as part of this annual report.

(b) Exhibits to this annual report.

Exhibit Number	Description of Exhibits

1.1	Articles of Association (as amended on May 23, 2013) (English translation)(5)

4.1	Form of Non-competition Agreement between CNPC and PetroChina (English translation)(1)

4.2	Form of Comprehensive Products and Services Agreement between CNPC and PetroChina (English translation)(1)

4.3	Form of Land Use Rights Leasing Contract between CNPC and PetroChina (English translation)(1)

4.4	Form of Buildings Leasing Contract between CNPC and PetroChina (English translation)(1)

4.5	Form of Trademark Licensing Contract between CNPC and PetroChina (English translation)(1)

4.6	Form of Patent and Know-how Licensing Contract between CNPC and PetroChina (English translation)(1)

4.7	Form of Computer Software Licensing Contract between CNPC and PetroChina (English translation)(1)

4.8	Form of Contract for Transfer of Rights under Production Sharing Contracts between CNPC and PetroChina (English translation)(1)

4.9	Form of Contract for the Supervision of Certain Sales Enterprises between CNPC and PetroChina (English translation)(1)

4.10	Form of Agreement for Transfer of Rights and Interests under the Crude Oil Premium and Discount Calculation Agreement between China Petrochemical Corporation, CNPC and PetroChina (English translation)(1)

Exhibit Number	Description of Exhibits

4.11	Form of Agreement for the Transfer of Rights and Interests under the Retainer Contracts relating to Oil Exploration and Exploitation in Lengjiapu Area, Liaohe Oil Region and No. 9.1-9.5 Areas, Karamay Oil Field (together with English translation)(1)

4.12	Form of Supplemental Agreement to the Land Use Rights Leasing Contract, dated August 25, 2011, between CNPC and PetroChina (English translation)(3)

4.13	Form of Amended Buildings Leasing Contract, dated August 25, 2011, between CNPC and PetroChina (English translation)(3)

4.14	Form of Finance Lease Agreement, dated August 23, 2012, between Sichuan Petrochemical and Kunlun Finance Leasing (English translation)(4)

4.15	Annual Crude Oil Mutual Supply Framework Agreement, dated January 1, 2015, between China Petroleum and Chemical Corporation and PetroChina (English translation)

8.1	List of major subsidiaries

11.1	Code of Ethics for Senior Management(2)

11.2	Code of Ethics for Employees(2)

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Reserve Report for the year ended on December 31, 2014 prepared by DeGolyer and MacNaughton

15.2	Reserve Report for the year ended on December 31, 2014 prepared by Ryder Scott

15.3	Reserve Report for the year ended on December 31, 2014 prepared by GLJ Petroleum Consultants

15.4	Reserve Report for the year ended on December 31, 2013 prepared by Gaffney, Cline & Associates Inc.(6)

15.5	Reserve Report for the year ended on December 31, 2013 prepared by McDaniel & Associates Consultants, Ltd.(6)

15.6	Letter from PwC regarding Item 16F of this annual report(4)

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11566) filed with the Commission, as declared effective on March 29, 2000.
(2)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-15006) filed with the Commission.
(3)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 1-15006) filed with the Commission.
(4)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 1-15006) filed with the Commission.
(5)	Incorporated by reference to our report on Form 6-K (File No. 1-15006) filed with the Commission on May 23, 2013.
(6)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 1-15006) filed with the Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROCHINA COMPANY LIMITED

/s/Wu Enlai
Name: Wu Enlai
Title: Secretary to Board of Directors

Date: April 29, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of PetroChina Company Limited:

In our opinion, the accompanying consolidated statements of comprehensive income, of changes in equity and of cash flows for the year ended December 31, 2012 present fairly, in all material respects, the results of operations and cash flows of PetroChina Company Limited (the “Company”) and its subsidiaries for the year ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Hong Kong

April 26, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

PetroChina Company Limited:

We have audited the accompanying consolidated statements of financial position of PetroChina Company Limited and its subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, cash flows and changes in equity for each of the years in the two-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the PetroChina Company Limited’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PetroChina Company Limited and its subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), PetroChina Company Limited’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 29, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/S/ KPMG

Hong Kong, China

April 29, 2015

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2014, 2013 and 2012

(Amounts in millions, except for the per share data)

	Notes	2014	2013	2012
		RMB	RMB	RMB
TURNOVER	6	2,282,962	2,258,124	2,195,296

OPERATING EXPENSES
Purchases, services and other		(1,486,225)	(1,464,805)	(1,411,036)
Employee compensation costs	8	(120,822)	(116,422)	(106,189)
Exploration expenses, including exploratory dry holes		(22,064)	(25,301)	(23,972)
Depreciation, depletion and amortization		(177,463)	(163,365)	(151,975)
Selling, general and administrative expenses		(73,413)	(79,021)	(74,692)
Taxes other than income taxes	9	(237,997)	(248,086)	(254,921)
Other income, net		4,855	27,518	2,008

TOTAL OPERATING EXPENSES		(2,113,129)	(2,069,482)	(2,020,777)

PROFIT FROM OPERATIONS		169,833	188,642	174,519

FINANCE COSTS
Exchange gain		5,020	4,157	3,339
Exchange loss		(7,333)	(4,105)	(3,208)
Interest income		1,596	2,222	2,063
Interest expense	10	(23,319)	(23,081)	(18,164)

TOTAL NET FINANCE COSTS		(24,036)	(20,807)	(15,970)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	17	10,962	10,228	8,262

PROFIT BEFORE INCOME TAX EXPENSE	7	156,759	178,063	166,811
INCOME TAX EXPENSE	12	(37,731)	(35,789)	(36,191)

PROFIT FOR THE YEAR		119,028	142,274	130,620

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS
Currency translation differences		(7,557)	(11,432)	(151)
Fair value gain /(loss) from available-for-sale financial assets, net of tax		91	45	(18)
Share of the other comprehensive income / (loss) of associates and joint ventures accounted for using the equity method		159	(218)	127

OTHER COMPREHENSIVE LOSS, NET OF TAX		(7,307)	(11,605)	(42)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		111,721	130,669	130,578

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		107,172	129,599	115,326
Non-controlling interests		11,856	12,675	15,294

		119,028	142,274	130,620

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		101,279	120,577	115,340
Non-controlling interests		10,442	10,092	15,238

		111,721	130,669	130,578

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY(RMB)	14	0.59	0.71	0.63

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2014 and 2013

	Notes	2014	2013
		RMB	RMB
		(Amounts in millions)
NON-CURRENT ASSETS
Property, plant and equipment	16	1,747,691	1,648,823
Investments in associates and joint ventures	17	116,947	116,700
Available-for-sale financial assets	18	2,170	1,641
Advance operating lease payments	20	66,341	62,449
Intangible and other non-current assets	21	62,962	67,270
Deferred tax assets	31	14,995	11,226
Time deposits with maturities over one year		3,059	3,048

TOTAL NON-CURRENT ASSETS		2,014,165	1,911,157

CURRENT ASSETS
Inventories	22	165,977	227,017
Accounts receivable	23	53,104	64,027
Prepaid expenses and other current assets	24	83,379	68,299
Notes receivable	25	12,827	14,360
Time deposits with maturities over three months but within one year		2,243	5,843
Cash and cash equivalents	26	73,778	51,407

TOTAL CURRENT ASSETS		391,308	430,953

CURRENT LIABILITIES
Accounts payable and accrued liabilities	27	364,060	383,004
Income taxes payable		6,917	16,013
Other taxes payable		39,724	53,705
Short-term borrowings	28	169,128	192,767

TOTAL CURRENT LIABILITIES		579,829	645,489

NET CURRENT LIABILITIES		(188,521)	(214,536)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,825,644	1,696,621

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	29	183,021	183,021
Retained earnings		707,303	669,300
Reserves	30	285,570	280,414

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,175,894	1,132,735
NON-CONTROLLING INTERESTS		141,887	137,200

TOTAL EQUITY		1,317,781	1,269,935

NON-CURRENT LIABILITIES
Long-term borrowings	28	370,301	302,862
Asset retirement obligations	32	109,154	94,531
Deferred tax liabilities	31	15,900	15,166
Other long-term obligations		12,508	14,127

TOTAL NON-CURRENT LIABILITIES		507,863	426,686

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,825,644	1,696,621

The accompanying notes are an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2014, 2013 and 2012

	2014	2013	2012
	RMB	RMB	RMB
	(Amounts in millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the year	119,028	142,274	130,620
Adjustments for:
Income tax expense	37,731	35,789	36,191
Depreciation, depletion and amortization	177,463	163,365	151,975
Capitalized exploratory costs charged to expense	12,063	12,036	11,917
Safety fund reserve	4,847	4,898	3,895
Share of profit of associates and joint ventures	(10,962)	(10,228)	(8,262)
Reversal of provision for impairment of receivables, net	30	(51)	(30)
Write down in inventories, net	1,850	360	543
Impairment of available-for-sale financial assets	5	7	5
Impairment of investments in associates and joint ventures	—	—	4
Loss on disposal of property, plant and equipment	3,721	3,543	3,487
Gain on disposal of certain pipeline net assets and operations	—	(24,822)	—
Gain on disposal of other non-current assets	(1,089)	(28)	(46)
Dividend income	(374)	(363)	(339)
Interest income	(1,596)	(2,222)	(2,063)
Interest expense	23,319	23,081	18,164
Changes in working capital:
Accounts receivable, prepaid expenses and other current assets	2,651	(13,621)	(13,412)
Inventories	59,215	(13,887)	(32,586)
Accounts payable and accrued liabilities	(20,362)	17,205	(18,928)

CASH FLOWS GENERATED FROM OPERATIONS	407,540	337,336	281,135
Income taxes paid	(51,063)	(48,807)	(41,847)

NET CASH FLOWS FROM OPERATING ACTIVITIES	356,477	288,529	239,288

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

For the Years Ended December 31, 2014, 2013 and 2012

	2014	2013	2012
	RMB	RMB	RMB
	(Amounts in millions)
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(306,551)	(304,100)	(311,744)
Acquisition of investments in associates and joint ventures	(2,587)	(4,278)	(7,238)
Acquisition of available-for-sale financial assets	(219)	(13)	(22)
Advance payments on long-term operating leases	(2,735)	(3,172)	(11,734)
Acquisition of intangible assets and other non-current assets	(3,071)	(2,951)	(7,383)
Purchase of non-controlling interests	(13)	(99)	(202)
Acquisition of subsidiaries	—	—	(35)
Proceeds from disposal of property, plant and equipment	7,250	38,687	493
Proceeds from disposal of other non-current assets	377	397	136
Interest received	777	2,074	1,812
Dividends received	12,319	9,628	7,134
Decrease / (increase) in time deposits with maturities over three months	3,615	(2,683)	(3,443)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(290,838)	(266,510)	(332,226)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(524,137)	(476,943)	(364,498)
Repayments of long-term borrowings	(175,297)	(69,993)	(84,433)
Interest paid	(21,039)	(21,389)	(19,266)
Dividends paid to non-controlling interests	(8,172)	(5,404)	(7,499)
Dividends paid to owners of the Company	(59,475)	(53,470)	(58,041)
Increase in short-term borrowings	528,907	446,845	408,509
Increase in long-term borrowings	214,695	154,373	167,049
Capital contribution from non-controlling interests	1,587	14,415	31,366
Capital reduction of subsidiaries	(17)	(10)	(21)
(Decrease) /increase in other long-term obligations	(1,364)	(663)	2,190

NET CASH FLOWS (USED FOR) / FROM FINANCING ACTIVITIES	(44,312)	(12,239)	75,356

TRANSLATION OF FOREIGN CURRENCY	1,044	(1,768)	(195)

Increase/ (decrease) in cash and cash equivalents	22,371	8,012	(17,777)
Cash and cash equivalents at beginning of the year	51,407	43,395	61,172

Cash and cash equivalents at end of the year	73,778	51,407	43,395

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2014, 2013 and 2012

	Attributable to Owners of the Company				Non-controlling Interests	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB
	(Amounts in millions)
Balance at January 1, 2012	183,021	556,717	263,007	1,002,745	79,801	1,082,546

Profit for the year ended December 31, 2012	—	115,326	—	115,326	15,294	130,620
Other comprehensive income/ (loss) for the year ended December 31, 2012	—	—	14	14	(56)	(42)
Special reserve-safety fund reserve	—	161	947	1,108	26	1,134
Transfer to reserves	—	(10,343)	10,343	—	—	—
Dividends	—	(58,041)	—	(58,041)	(7,303)	(65,344)
Acquisition of subsidiaries	—	—	(77)	(77)	686	609
Transaction with non-controlling interests in subsidiaries	—	—	320	320	(522)	(202)
Capital contribution from non-controlling interests	—	—	2,279	2,279	29,097	31,376
Capital reduction of subsidiaries	—	—	—	—	(21)	(21)
Disposal of subsidiaries	—	—	—	—	(173)	(173)
Other	—	(12)	348	336	(91)	245

Balance at December 31, 2012	183,021	603,808	277,181	1,064,010	116,738	1,180,748

Profit for the year ended December 31, 2013	—	129,599	—	129,599	12,675	142,274
Other comprehensive loss for the year ended December 31, 2013	—	—	(9,022)	(9,022)	(2,583)	(11,605)
Special reserve-safety fund reserve	—	2,779	(1,132)	1,647	43	1,690
Transfer to reserves	—	(13,436)	13,436	—	—	—
Dividends	—	(53,470)	—	(53,470)	(4,147)	(57,617)
Acquisition of subsidiaries	—	—	—	—	117	117
Transaction with non-controlling interests in subsidiaries	—	—	—	—	(99)	(99)
Capital contribution from non-controlling interests	—	—	(20)	(20)	14,435	14,415
Capital reduction of subsidiaries	—	—	—	—	(10)	(10)
Disposal of subsidiaries	—	—	1	1	(117)	(116)
Other	—	20	(30)	(10)	148	138

Balance at December 31, 2013	183,021	669,300	280,414	1,132,735	137,200	1,269,935

Profit for the year ended December 31, 2014	—	107,172	—	107,172	11,856	119,028
Other comprehensive loss for the year ended December 31, 2014	—	—	(5,893)	(5,893)	(1,414)	(7,307)
Special reserve-safety fund reserve	—	—	1,423	1,423	28	1,451
Transfer to reserves	—	(9,686)	9,686	—	—	—
Dividends	—	(59,475)	—	(59,475)	(7,429)	(66,904)
Acquisition of subsidiaries	—	—	(48)	(48)	53	5
Transaction with non-controlling interests in subsidiaries	—	—	—	—	(13)	(13)
Capital contribution from non-controlling interests	—	—	(9)	(9)	1,695	1,686
Capital reduction of subsidiaries	—	—	—	—	(28)	(28)
Disposal of subsidiaries	—	—	—	—	(67)	(67)
Other	—	(8)	(3)	(11)	6	(5)

Balance at December 31, 2014	183,021	707,303	285,570	1,175,894	141,887	1,317,781

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

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial position and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

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

Available-for-sale financial assets are measured at fair value except where there are no quoted market prices in active markets and the fair values cannot be reliably measured using valuation techniques. Available-for-sale financial assets that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are carried at cost. Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognized in other comprehensive income. Financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in the income statement within “other income / (expenses), net” in the period in which they arise.

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

(u) New accounting developments

(i) New and amended standards adopted by the Group

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on or after January 1, 2014 that would be expected to have a material impact on the Group.

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

IFRS 9 (2010) and (2009) are effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. The adoption of these standards is expected to have an impact on the Group’s financial assets, but no impact on the Group’s financial liabilities.

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

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings / (interest-bearing borrowings + total equity). The gearing ratio at December 31, 2014 is 29.0% (December 31, 2013: 28.1%).

4.3 Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2014 and 2013 are disclosed in the respective accounting policies.

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

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The matters described below are considered to be the most critical in understanding the estimates and judgments that are involved in preparing the Group’s consolidated financial statements.

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

(b) Estimation of impairment of property, plant and equipment

Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgments such as the future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favorable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets, whereas unfavorable changes may cause the assets to become impaired.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

7	PROFIT BEFORE INCOME TAX EXPENSE

	2014	2013	2012
	RMB	RMB	RMB
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	275	358	339
Reversal of provision for impairment of receivables	56	80	45
Reversal of write down in inventories	74	53	81
Government grants(i)	10,931	10,347	9,406
Gain on disposal of certain pipeline net assets and operations (ii)	—	24,822	—

Charged
Amortization of intangible and other assets	4,531	3,695	3,215
Auditors’ remuneration (iii)	53	53	61
Cost of inventories recognized as expense	1,713,290	1,676,539	1,610,847
Provision for impairment of receivables	86	29	15
Loss on disposal of property, plant and equipment	3,721	3,543	3,487
Operating lease expenses	12,582	11,902	10,827
Research and development expenses	13,088	14,157	14,453
Write down in inventories	1,924	413	624

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

(ii)

In June 2013, the Company entered into a contract with two other parties to establish a joint venture named PetroChina United Pipelines Co., Ltd. (the “JV Company”). The Company contributed certain pipeline net assets and operations to the JV Company and holds 50% equity interest in the JV Company. The other parties contributed cash totalling RMB 60 billion and together hold the remaining 50% equity interest in the JV Company. The gain represents the gain realized on the contribution of the abovementioned pipeline net assets and operations into the JV Company to the extent that have been sold to the other parties and is recorded as “Other Income” in the consolidated statement of comprehensive income.

(iii)

The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB 34 payable to the Company’s current auditor and its network firms which primarily relates to audit fees paid by subsidiaries and other audit related services (2013: RMB 28, 2012: RMB 51 payable to the Company’s previous auditors and its network firms which primarily relates to audit fees paid by subsidiaries and other audit related services).

8	EMPLOYEE COMPENSATION COSTS

	2014	2013	2012
	RMB	RMB	RMB
Wages, salaries and allowances	78,329	75,691	68,790
Social security costs	42,493	40,731	37,399

	120,822	116,422	106,189

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Social security costs mainly represent contributions to plans for staff welfare organized by the PRC municipal and provincial governments and others including contributions to the retirement benefit plans (Note 33).

9	TAXES OTHER THAN INCOME TAXES

	2014	2013	2012
	RMB	RMB	RMB
Crude oil special gain levy	64,376	72,726	79,119
Consumption tax	104,262	99,800	101,416
Resource tax	26,305	28,409	28,079
Other	43,054	47,151	46,307

	237,997	248,086	254,921

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

10	INTEREST EXPENSE

	2014	2013	2012
	RMB	RMB	RMB
Interest on
Bank loans
—wholly repayable within five years	1,921	1,457	2,891
—not wholly repayable within five years	5	7	49
Other loans
—wholly repayable within five years	19,325	20,600	12,459
—not wholly repayable within five years	11	203	3,306
Accretion expense (Note 32)	5,406	4,690	4,237
Less: Amounts capitalized	(3,349)	(3,876)	(4,778)

	23,319	23,081	18,164

Amounts capitalized are borrowing costs that are attributable to the construction of a qualifying asset. The average interest rate used to capitalize such general borrowing cost was 5.76% per annum for the year ended December 31, 2014(2013: 5.76%, 2012: ranged from 5.76% to 6.21%).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

11	EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of directors and supervisors for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014				2013	2012
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Chairman:
Mr. Zhou Jiping(i)	—	—	—	—	1,212	1,128

Vice Chairman:
Mr. Wang Dongjin(ii)	—	1,081	56	1,137	1,066	—

Executive directors:
Mr. Liu Hongbin(iii)	—	945	56	1,001	855	—
Mr. Ran Xinquan(viii)	—	—	—	—	402	930

	—	945	56	1,001	1,257	930

Non-executive directors:
Mr. Li Xinhua(iv)	—	—	—	—	—	—
Mr. Wang Guoliang(iv)	—	—	—	—	—	—
Mr. Yu Baocai	—	—	—	—	—	—
Mr. Shen Diancheng(iv)	—	—	—	—	—	—
Mr. Liu Yuezhen(iv)	—	—	—	—	—	—
Mr. Liu Hongru(iv)	153	—	—	153	243	222
Mr. Franco Bernabè(iv)	111	—	—	111	244	233
Mr. Li Yongwu(iv)	161	—	—	161	252	241
Mr. Cui Junhui(iv)	—	—	—	—	255	260
Mr. Chen Zhiwu	228	—	—	228	219	242
Mr. Richard H. Matzke(iv)	116	—	—	116	—	—
Mr. Lin Boqiang(iv)	172	—	—	172	—	—
Mr. Zhang Biyi(iv)	153	—	—	153	—	—

	1,094	—	—	1,094	1,213	1,198

Supervisors:
Mr. Guo Jinping	—	—	—	—	—	—
Mr. Sun Xianfeng(v)	—	—	—	—	—	—
Mr. Li Qingyi(v)	—	—	—	—	—	—
Mr. Zhang Fengshan(vi)	—	—	—	—	—	—
Mr. Jia Yimin(vi)	—	—	—	—	—	—
Mr. Jiang Lifu(vi)	—	—	—	—	—	—
Mr. Wang Guangjun(vi)	—	461	22	483	779	794
Mr. Li Luguang(vi)	—	510	19	529	—	—
Mr. Yao Wei	—	737	56	793	857	854
Mr. Liu Hehe	—	591	24	615	710	726
Mr. Yang Hua(vi)	—	445	9	454	—	—
Mr. Li Jiamin(vi)	—	593	37	630	—	—
Mr. Wang Daocheng(vi)	112	—	—	112	228	228
Mr. Fan Fuchun(v)(vi)	106	—	—	106	145	—

	218	3,337	167	3,722	2,719	2,602

	1,312	5,363	279	6,954	7,467	5,858

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(i)	Mr. Zhou Jiping was elected as the chairman and ceased being the vice chairman from April 25, 2013.
(ii)	Mr. Wang Dongjin was elected as the vice chairman from May 22, 2014, Mr. Wang Dongjin is also as the Chief Executive.
(iii)	Mr. Liu Hongbin was elected as the executive director from May 22, 2014.
(iv)

Mr. Li Xinhua, Mr.Wang Guoliang, Mr. Liu Hongru, Mr. Franco Bernabè, Mr. Li Yongwu and Mr. Cui Junhui ceased being directors from May 22, 2014; Mr. Shen Diancheng, Mr. Liu Yuezhen, Mr. Richard H. Matzke and Mr. Lin Boqiang were elected as directors from May 22, 2014.

Mr. Zhang Biyi was elected as a director from October 29, 2014.

(v)	Mr. Sun Xianfeng ceased being a supervisor from May 23, 2013, and Mr. Li Qingyi and Mr. Fan Fuchun were elected as supervisors from that date.
(vi)

Mr. Wang Guangjun, Mr. Wang Daocheng and Mr. Fan Fuchun ceased being supervisors from May 22, 2014; Mr. Zhang Fengshan, Mr. Jia Yimin, Mr. Li Luguang, Mr. Li Jiamin were elected as supervisors from May 22, 2014.

Mr. Li Luguang ceased being supervisors from August 26, 2014.

Mr. Jiang Lifu and Mr. Yang Hua were elected as supervisors from October 29, 2014.

(vii)

Emoluments set out above exclude RMB 3.31 paid to directors of the Company for the year of 2010, 2011 and 2012 of the deferred merit pay in accordance with relevant requirements by the PRC government in 2013.

(viii)	The emoluments received by the following persons are not reflected in the analysis shown above:

Mr. Jiang Jiemin ceased being the chairman from March 18, 2013, and received no emoluments from the Company during the year 2014, 2013 and 2012; Mr. Liao Yongyuan ceased being the non-executive director and vice chairman from March 17, 2015, and emoluments received from the Company during the year 2014, 2013 and 2012 were RMB nil, RMB 1.124 and RMB 0.976 respectively; Mr. Ran Xinquan ceased being the executive director from August 26, 2013, and emoluments received from the Company during the year 2014, 2013 and 2012 were RMB nil, RMB 0.402 and RMB 0.930, respectively; Mr. Wang Lixin ceased being the supervisor from August 26, 2014, and received no emoluments from the Company during the year 2014, 2013 and 2012; Mr. Wen Qingshan ceased being the supervisor from December 17, 2013, and received no emoluments from the Company during the year 2014, 2013 and 2012.

None of the directors and supervisors has waived their remuneration during the year ended December 31, 2014 except for Mr. Cui Junhui (2013: None, 2012: None).

The five highest paid individuals in the Company for the year ended December 31, 2014 include five directors whose emoluments are reflected in the analysis shown above and the note.

The five highest paid individuals in the Company for the year ended December 31, 2013 include four directors and one supervisor whose emoluments are reflected in the analysis shown above and the note.

During 2014, 2013 and 2012, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

12	INCOME TAX EXPENSE

	2014	2013	2012
	RMB	RMB	RMB
Current taxes	41,007	52,112	35,916
Deferred taxes (Note 31)	(3,276)	(16,323)	275

	37,731	35,789	36,191

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

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2014	2013	2012
	RMB	RMB	RMB
Profit before income tax expense	156,759	178,063	166,811

Tax calculated at a tax rate of 25%	39,190	44,516	41,703
Prior year tax adjustment	1,900	1,005	92
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	2,302	2,351	3,106
Effect of preferential tax rate	(6,948)	(15,687)	(8,461)
Tax effect of income not subject to tax	(4,953)	(3,743)	(4,036)
Tax effect of expenses not deductible for tax purposes	6,240	7,347	3,787

Income tax expense	37,731	35,789	36,191

13	PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY

The profit attributable to owners of the Company is dealt with in the consolidated financial statements of the Group to the extent of RMB 107,172 for the year ended December 31, 2014 (2013: RMB 129,599, 2012: RMB 115,326).

14	BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the year ended December 31, 2014, 2013 and 2012 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

15	DIVIDENDS

	2014	2013	2012
	RMB	RMB	RMB
Interim dividends attributable to owners of the Company for 2014(a)	30,656	—	—
Proposed final dividends attributable to owners of the Company for 2014(b)	17,572	—	—
Interim dividends attributable to owners of the Company for 2013(c)	—	29,485	—
Final dividends attributable to owners of the Company for 2013(d)	—	28,835	—
Interim dividends attributable to owners of the Company for 2012(e)	—	—	27,912
Final dividends attributable to owners of the Company for 2012(f)	—	—	23,985

	48,228	58,320	51,897

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(a)

Interim dividends attributable to owners of the Company in respect of 2014 of RMB 0.16750 yuan per share amounting to a total of RMB 30,656 were paid on September 19, 2014 (A shares) and September 29, 2014 (H shares).

(b)

At the fifth meeting of the Sixth Session of the Board of the Company, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2014 of RMB 0.09601 yuan per share amounting to a total of RMB 17,572. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2015 when approved at the forthcoming Annual General Meeting.

(c)	Interim dividends attributable to owners of the Company in respect of 2013 of RMB 0.16110 yuan per share amounting to a total of RMB 29,485 were paid on October 24, 2013.
(d)	Final dividends attributable to owners of the Company in respect of 2013 of RMB 0.15755 yuan per share amounting to a total of RMB 28,835 were paid on July 17, 2014.
(e)	Interim dividends attributable to owners of the Company in respect of 2012 of RMB 0.15250 yuan per share amounting to a total of RMB 27,912 were paid on October 24, 2012.
(f)	Final dividends attributable to owners of the Company in respect of 2012 of RMB 0.13106 yuan per share amounting to a total of RMB 23,985 were paid on July 18, 2013.

16	PROPERTY, PLANT AND EQUIPMENT

Year Ended December 31, 2014	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	177,705	1,495,374	759,411	27,743	17,412	288,538	2,766,183
Additions	1,406	43,935	5,160	1,127	890	251,670	304,188
Transfers	14,618	167,979	97,759	—	1,284	(281,640)	—
Disposals or write offs	(1,974)	(8,635)	(12,519)	(692)	(348)	(12,063)	(36,231)
Currency translation differences	271	(10,499)	264	39	107	(411)	(10,229)

At end of the year	192,026	1,688,154	850,075	28,217	19,345	246,094	3,023,911

Accumulated depreciation and impairment
At beginning of the year	(59,919)	(694,318)	(339,545)	(15,967)	(7,493)	(118)	(1,117,360)
Charge for the year and others	(9,713)	(121,810)	(40,541)	(2,021)	(1,670)	(5)	(175,760)
Disposals or write offs or transfers	1,041	4,935	6,766	621	246	12	13,621
Currency translation differences	(58)	3,481	(81)	(14)	(51)	2	3,279

At end of the year	(68,649)	(807,712)	(373,401)	(17,381)	(8,968)	(109)	(1,276,220)

Net book value
At end of the year	123,377	880,442	476,674	10,836	10,377	245,985	1,747,691

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Year Ended December 31, 2013	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	164,233	1,329,957	735,346	28,479	15,991	290,995	2,565,001
Additions	2,355	14,004	5,085	1,971	707	290,224	314,346
Transfers	16,608	167,015	94,650	—	1,676	(279,949)	—
Disposals or write offs	(5,251)	(7,017)	(75,378)	(2,663)	(627)	(12,038)	(102,974)
Currency translation differences	(240)	(8,585)	(292)	(44)	(335)	(694)	(10,190)

At end of the year	177,705	1,495,374	759,411	27,743	17,412	288,538	2,766,183

Accumulated depreciation and impairment
At beginning of the year	(52,820)	(596,428)	(324,356)	(14,854)	(6,540)	(115)	(995,113)
Charge for the year and others	(8,894)	(104,308)	(42,506)	(2,244)	(1,388)	(7)	(159,347)
Disposals or write offs or transfers	1,720	4,389	27,201	1,107	346	4	34,767
Currency translation differences	75	2,029	116	24	89	—	2,333

At end of the year	(59,919)	(694,318)	(339,545)	(15,967)	(7,493)	(118)	(1,117,360)

Net book value
At end of the year	117,786	801,056	419,866	11,776	9,919	288,420	1,648,823

The depreciation charge of the Group for the year ended December 31, 2014 included impairment losses of RMB 3,685 (2013: RMB 3,857 primarily related to certain of the Group’s chemical production facilities, 2012: RMB 458 and RMB 981 primarily related to certain of the Group’s oil and gas properties and refinery and chemical production facilities respectively) primarily related to oil and gas wells facilities. The impairment of these properties is due primarily to higher production costs and operating costs. The carrying values of these assets were written down to their recoverable values.

The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2014, 2013 and 2012.

	2014	2013	2012
	RMB	RMB	RMB
At beginning of the year	24,507	22,338	20,184
Additions to capitalized exploratory well costs pending the determination of proved reserves	26,504	30,640	28,639
Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(18,070)	(16,433)	(14,568)
Capitalized exploratory well costs charged to expense	(12,063)	(12,038)	(11,917)

At end of the year	20,878	24,507	22,338

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed.

	December 31, 2014	December 31, 2013
	RMB	RMB
One year or less	14,913	18,736
Over one year	5,965	5,771

Balance at December 31	20,878	24,507

RMB 5,965 at December 31, 2014 (December 31, 2013: RMB 5,771) of capitalized exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.

17	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The summarized financial information of the Group’s principal associates and joint ventures, including the aggregated amounts of assets, liabilities, turnover, profit or loss and the interest held by the Group were as follows:

Name	Country of Incorporation	Registered Capital	Principle Activities	Interest Held
				Direct %	Indirect %
As of or for the year ended December 31, 2014

Dalian West Pacific Petrochemical Co., Ltd.	PRC	USD 258 million	Production and sale of petroleum and petrochemical products	28.44	—

China Marine Bunker (PetroChina) Co., Ltd.	PRC	1,000	Oil import and export trade and transportation, sale and storage	—	50.00

China Petroleum Finance Co., Ltd.	PRC	5,441	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business	49.00	—

Arrow Energy Holdings Pty Ltd.	Australia	AUD 2	Exploration, development and sale of coal seam gas	—	50.00

PetroChina United Pipelines Co., Ltd.(i)	PRC	40,000	Storage and transportation of natural gas through pipeline, construction and related technology consulting of petroleum and natural gas pipeline	50.00	—

CNPC Captive Insurance Co., Ltd.(ii)	PRC	5,000	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business	49.00	—

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(i)	In June 2013, PetroChina United Pipelines Company Limited, in which the Group has a 50% equity interest, was established with a registered capital of 40,000 million.
(ii)	In December 2013, CNPC Captive Insurance Company Limited, in which the Group has a 49% equity interest, was established with a registered capital of 5,000 million.

Dividends received and receivable from associates and joint ventures were RMB 11,815 in 2014 (2013: RMB 9,226, 2012: RMB 5,345).

In 2014, investments in associates and joint ventures of RMB 71 (2013: RMB 238, 2012: RMB 29) were disposed of, resulting in a gain of RMB 41 (2013: a gain of RMB 11, 2012: a gain of RMB 3).

In 2014, the share of profit and other comprehensive income in all individually immaterial associates and joint ventures accounted for using equity method in aggregate was RMB 5,661 (2013: RMB 7,313, 2012: RMB 8,144) and RMB 113 (2013: RMB 15, 2012: RMB 2), respectively.

Interest in Associates

Summarized financial information in respect of the Group’s principal associates and reconciliation to carrying amount is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	28.44	28.44	49.00	49.00	49.00	49.00
Current assets	5,564	8,891	354,634	336,964	7,689	5,055
Non-current assets	3,472	2,960	285,833	312,244	1,010	13
Current liabilities	12,473	15,718	526,866	561,876	3,527	69
Non-current liabilities	2,368	391	74,876	52,054	—	—
Net (liabilities) / assets	(5,805)	(4,258)	38,725	35,278	5,172	4,999
Group’s share of net assets	—	—	18,975	17,286	2,534	2,449
Goodwill	—	—	349	349	—	—
Carrying amount of interest in associates	—	—	19,324	17,635	2,534	2,449

Summarized statement of comprehensive income is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.			China Petroleum Finance Co., Ltd.			CNPC Captive Insurance Co., Ltd.
	2014	2013	2012	2014	2013	2012	2014	2013	2012
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	38,983	34,839	38,738	9,703	9,672	13,824	376	37	NA
(Loss) / profit for the year	(1,465)	(828)	(1,974)	5,432	5,237	4,688	173	(1)	NA
Other comprehensive income / (loss)	—	—	—	561	(588)	240	—	—	NA

Total comprehensive (loss)/ income	(1,465)	(828)	(1,974)	5,993	4,649	4,928	173	(1)	NA

Group’s share of total comprehensive income/ (loss)	—	—	—	2,937	2,278	2,415	85	(1)	NA

Dividends received by the Group	—	—	—	1,248	—	12	—	—	NA

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Interest in Joint Ventures

Summarized balance sheet in respect of the Group’s principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		PetroChina United Pipelines Co., Ltd.
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	50.00	50.00	50.00	50.00
Non-current assets	1,966	2,059	42,363	45,271	73,861	81,015
Current assets	6,060	5,976	709	1,060	13,900	1,969
Including: cash and cash equivalents	1,585	1,496	460	582	266	6
Non-current liabilities	707	718	18,973	16,974	—	—
Including: Non-current financial liabilities excluding trade and other payables and provisions	518	510	11,873	9,530	—	—
Current liabilities	4,806	4,755	1,237	1,944	2,034	2,527
Including: Current financial liabilities excluding trade and other payables and provisions	2,277	1,656	257	253	—	—
Net assets	2,513	2,562	22,862	27,413	85,727	80,457
Net assets attributable to owners	2,406	2,370	22,862	27,413	85,727	80,457
Group’s share of net assets	1,203	1,185	11,431	13,706	42,864	40,229
Elimination of unrealized profit	—	—	—	—	(4,473)	(4,694)
Elimination of transactions with the Group	—	—	(38)	(28)	—	—
Carrying amount of interest in joint ventures	1,203	1,185	11,393	13,678	38,391	35,535

Summarized statement of comprehensive income and dividends received by the group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.			Arrow Energy Holdings Pty Ltd.			PetroChina United Pipelines Co., Ltd.
	2014	2013	2012	2014	2013	2012	2014	2013	2012
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	53,552	56,464	58,018	1,120	1,188	1,162	18,566	10,326	NA
Depreciation, depletion and amortization	(86)	—	—	(553)	(543)	(662)	(4,004)	(2,209)	NA
Interest income	48	18	17	11	14	21	631	3	NA
Interest expense	(71)	(79)	(92)	(1,052)	(987)	(822)	(9)	—	NA
Income tax expense	(20)	(34)	(26)	—	(1,459)	(1,465)	(2,297)	(1,095)	NA
Net profit / (loss)	101	73	(618)	(4,439)	(3,910)	(3,592)	8,919	4,333	NA
Total comprehensive (loss) / income 100%	(9)	43	(616)	(4,684)	(6,608)	(1,005)	8,919	4,333	NA
Total comprehensive (loss) / income by share	(14)	22	(308)	(2,342)	(3,304)	(503)	4,460	2,167	NA
Elimination of unrealized profit	—	—	—	—	—	—	221	(4,694)	NA
Group’s share of profit and total comprehensive (loss)/ income	(14)	22	(308)	(2,342)	(3,304)	(503)	4,681	(2,527)	NA
Dividends received by the Group	11	—	—	—	—	—	1,950	1,950	NA

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

18	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2014	December 31, 2013
	RMB	RMB
Available-for-sale financial assets	2,489	1,961
Less: Impairment losses	(319)	(320)

	2,170	1,641

Available-for-sale financial assets comprise principally unlisted equity securities and bonds.

In 2014, available-for-sale financial assets of RMB 67 (2013: RMB 51, 2012: RMB 25) were disposed of, resulting in the realization of a gain of RMB 100 (2013: a loss of RMB 10, 2012: a gain of RMB 45).

19	SUBSIDIARIES

The principal subsidiaries of the Group are:

Company Name	Country of Incorporation	Issued Capital RMB	Type of Legal Entity	Attributable Equity Interest %	Voting rights%	Principal Activities
Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	100.00	Exploration, production and sale of crude oil and natural gas

CNPC Exploration and Development Company Limited(i)	PRC	16,100	Limited liability company	50.00	57.14	Exploration, production and sale of crude oil and natural gas in and outside the PRC

PetroChina Hong Kong Limited	Hong Kong	HK Dollar 7,592	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC

PetroChina International Investment Company Limited	PRC	31,314	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries and joint ventures are the exploration, development and production of crude oil, natural gas, oilsands and coalbed methane outside the PRC

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Company Name	Country of Incorporation	Issued Capital RMB	Type of Legal Entity	Attributable Equity Interest %	Voting rights%	Principal Activities

PetroChina International Company Limited	PRC	14,000	Limited liability company	100.00	100.00	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC

PetroChina Northwest United Pipeline Company Limited	PRC	62,500	Limited liability company	52.00	52.00	Storage, transportation and development of crude oil and natural gas, construction and related technology consulting of petroleum and natural gas pipeline project, import and export of goods and technology, purchase and sale of materials in the PRC

PetroChina East Pipeline Company Limited(ii)	PRC	10,000	Limited liability company	100.00	100.00	Construction and related technology consulting of petroleum and natural gas pipeline project, import and export of goods and technology, technology promotion service, oil and gas pipeline transportation in the PRC

(i)

The Group consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

(ii)	In May 2014, PetroChina East Pipeline Company Limited, in which the Group has 100% equity interest, was established with a registered capital of RMB 10,000.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Summarized financial information in respect of the Group’s principal subsidiaries with significant non-controlling interests as follows:

	CNPC Exploration and Development Company Limited		PetroChina Northwest United Pipeline Company Limited
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50%	50%	52%	52%
Current assets	23,164	19,976	30,655	32,988
Non-current assets	127,503	134,796	38,148	30,530
Current liabilities	18,990	26,789	5,808	152
Non-current liabilities	19,496	20,749	—	—
Net assets	112,181	107,234	62,995	63,366

Summarized statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited			PetroChina Northwest United Pipeline Company Limited
	2014	2013	2012	2014	2013	2012
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	52,258	63,260	63,685	658	186	—
Profit from continuing operations	12,473	12,700	18,658	408	882	(19)
Total comprehensive income	9,549	9,568	18,414	408	882	(19)
Profit allocated to non-controlling interests	7,535	8,424	11,744	196	424	(9)
Dividends paid to non-controlling interests	3,268	3,534	7,583	373	—	—

Summarized statement of cash flows as follows:

	CNPC Exploration and Development Company Limited			PetroChina Northwest United Pipeline Company Limited
	2014	2013	2012	2014	2013	2012
	RMB	RMB	RMB	RMB	RMB	RMB
Net cash inflow / (outflow) from operating activities	13,792	9,523	18,071	(58)	(257)	—
Net cash inflow/ (outflow) from investing activities	18,060	(5,876)	(14,481)	836	(24,743)	(37,500)
Net cash (outflow) / inflow from financing activities	(7,731)	(5,152)	(2,204)	1,523	25,000	37,500
Effect of foreign exchange rate changes on cash and cash equivalents	(44)	(420)	271	—	—	—
Net increase/(decrease) in cash and cash equivalents	24,077	(1,925)	1,657	2,301	—	—
Cash and cash equivalents at the beginning of the year	2,793	4,718	3,061	—	—	—
Cash and cash equivalents at the end of the year	26,870	2,793	4,718	2,301	—	—

20	ADVANCE OPERATING LEASE PAYMENTS

	December 31, 2014	December 31, 2013
	RMB	RMB
Land use rights	48,702	45,194
Advance lease payments	17,639	17,255

	66,341	62,449

Advance operating lease payments are amortized over the related lease terms using the straight-line method.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

21	INTANGIBLE AND OTHER NON-CURRENT ASSETS

	December 31, 2014			December 31, 2013
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and technical know-how	6,979	(4,275)	2,704	6,698	(3,809)	2,889
Computer software	8,244	(5,004)	3,240	6,416	(3,833)	2,583
Goodwill(i)	7,233	—	7,233	7,225	—	7,225
Other	17,497	(4,819)	12,678	15,832	(4,075)	11,757

Intangible assets	39,953	(14,098)	25,855	36,171	(11,717)	24,454

Other assets			37,107			42,816

			62,962			67,270

(i)

Goodwill primarily relates to the acquisition of Singapore Petroleum Company and Petroineos Trading Limited, completed in 2009 and 2011 respectively. The recoverable amount of all cash-generating units has been determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management. The discount rates used are pre-tax and reflect specific risks relating to the cash-generating unit. Based on the estimated recoverable amount, no impairment was identified.

22	INVENTORIES

	December 31, 2014	December 31, 2013
	RMB	RMB
Crude oil and other raw materials	59,870	94,823
Work in progress	13,165	17,529
Finished goods	95,154	115,247
Spare parts and consumables	39	49

	168,228	227,648
Less: Write down in inventories	(2,251)	(631)

	165,977	227,017

The carrying amounts of inventories of the Group, which are carried at net realizable value, amounted to RMB 6,025 at December 31, 2014 (December 31, 2013: RMB 5,426).

23	ACCOUNTS RECEIVABLE

	December 31, 2014	December 31, 2013
	RMB	RMB
Accounts receivable	53,620	64,523
Less: Provision for impairment of receivables	(516)	(496)

	53,104	64,027

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), at December 31, 2014 and 2013 is as follows:

	December 31, 2014	December 31, 2013
	RMB	RMB
Within 1 year	51,878	63,443
Between 1 and 2 years	862	475
Between 2 and 3 years	282	41
Over 3 years	82	68

	53,104	64,027

The Group offers its customers credit terms up to 180 days.

Movements in the provision for impairment of accounts receivable are as follows:

	2014	2013	2012
	RMB	RMB	RMB
At beginning of the year	496	585	850
Provision for impairment of accounts receivable	74	8	6
Receivables written off as uncollectible	(16)	(36)	(236)
Reversal of provision for impairment of accounts receivable	(38)	(61)	(35)

At end of the year	516	496	585

24	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31, 2014	December 31, 2013
	RMB	RMB
Other receivables	19,564	20,328
Advances to suppliers	22,977	11,462

	42,541	31,790
Less: Provision for impairment	(2,488)	(2,543)

	40,053	29,247
Value-added tax to be deducted	37,485	33,484
Prepaid expenses	989	945
Other current assets	4,852	4,623

	83,379	68,299

25	NOTES RECEIVABLE

Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and products. All notes receivable are due within one year.

26	CASH AND CASH EQUIVALENTS

The weighted average effective interest rate on bank deposits was 2.23% per annum for the year ended December 31, 2014 (2013: 2.03% per annum, 2012: 2.33% per annum).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

27	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2014	December 31, 2013
	RMB	RMB
Trade payables	84,929	130,353
Advances from customers	54,007	46,804
Salaries and welfare payable	5,903	4,836
Accrued expenses	164	137
Dividends payable by subsidiaries to non-controlling shareholders	274	1,017
Interest payable	2,621	2,861
Construction fee and equipment cost payables	155,324	167,722
Other	60,838	29,274

	364,060	383,004

Other consists primarily of loans borrowed from foreign enterprises and customer deposits.

The aging analysis of trade payables at December 31, 2014 and 2013 is as follows:

	December 31, 2014	December 31, 2013
	RMB	RMB
Within 1 year	79,903	125,459
Between 1 and 2 years	2,898	2,756
Between 2 and 3 years	1,059	911
Over 3 years	1,069	1,227

	84,929	130,353

28	BORROWINGS

	December 31, 2014	December 31, 2013
	RMB	RMB
Short-term borrowings excluding current portion of long-term borrowings	115,333	110,894
Current portion of long-term borrowings	53,795	81,873

	169,128	192,767
Long-term borrowings	370,301	302,862

	539,429	495,629

Borrowings of the Group of RMB 50,878 were guaranteed by CNPC, its fellow subsidiaries and a third party at December 31, 2014 (December 31, 2013: RMB 44,052).

The Group’s borrowings include secured liabilities totaling RMB 3,367 at December 31, 2014 (December 31, 2013: RMB 5,604). These borrowings are majority secured over certain of the Group’s time deposits with maturities over one year amounting to RMB 3,301 (December 31, 2013: RMB 5,486 of the Group’s time deposits with maturities over one year and property, plant and equipment).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

	December 31, 2014	December 31, 2013
	RMB	RMB
Total borrowings:
— interest free	1,345	181
— at fixed rates	339,624	335,749
— at floating rates	198,460	159,699

	539,429	495,629

Weighted average effective interest rates:
— bank loans	1.90%	2.34%
— corporate debentures	4.59%	4.59%
— medium-term notes	4.12%	3.93%
— other loans	4.15%	4.26%

The borrowings by major currency at December 31, 2014 and December 31, 2013 are as follows:

	December 31, 2014	December 31, 2013
	RMB	RMB
RMB	402,180	376,113
US Dollar	134,011	115,649
Other currency	3,238	3,867

	539,429	495,629

The fair values of the Group’s long-term borrowings including the current portion of long-term borrowings are RMB 416,017 (December 31, 2013: RMB 368,715) at December 31, 2014. The carrying amounts of short-term borrowings approximate their fair values.

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the statement of financial position. Such discount rates ranged from 0.27% to 6.18% per annum as of December 31, 2014 (December 31, 2013: 0.37% to 6.55% )depending on the type of the borrowings.

The following table sets out the borrowings’ remaining contractual maturities at the date of the statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	December 31, 2014	December 31, 2013
	RMB	RMB
Within 1 year	189,435	209,010
Between 1 and 2 years	76,999	72,992
Between 2 and 5 years	222,379	203,330
After 5 years	128,580	59,831

	617,393	545,163

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

29	SHARE CAPITAL

	December 31, 2014	December 31, 2013
	RMB	RMB
Registered, issued and fully paid:
A shares	161,922	161,922
H shares	21,099	21,099

	183,021	183,021

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

30	RESERVES

	2014	2013
	RMB	RMB
Capital Reserve
Beginning balance	133,308	133,308

Ending balance	133,308	133,308

Statutory Common Reserve Fund(a)
Beginning balance	175,051	161,623
Transfer from retained earnings	9,686	13,436
Others	—	(8)

Ending balance	184,737	175,051

Special Reserve-Safety Fund Reserve
Beginning balance	8,922	10,054
Safety fund reserve	1,423	(1,132)

Ending balance	10,345	8,922

Currency Translation Differences
Beginning balance	(13,956)	(5,115)
Currency translation differences	(6,158)	(8,841)

Ending balance	(20,114)	(13,956)

Other Reserves
Beginning balance	(22,911)	(22,689)
Acquisition of subsidiaries	(48)	—
Fair value gain on available-for-sale financial assets	106	37
Share of the other comprehensive income / (loss) of associates and joint ventures accounted for using the equity method	159	(218)
Capital contribution from non-controlling interests	(9)	(20)
Disposal of subsidiaries	—	1
Other	(3)	(22)

Ending balance	(22,706)	(22,911)

	285,570	280,414

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(b)

According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2014, the Company’s distributable reserve amounted to RMB 608,423 (December 31, 2013: RMB 580,720).

31	DEFERRED TAXATION

Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 25%.

The movements in the deferred taxation account are as follows:

	Year Ended December 31,
	2014	2013	2012
	RMB	RMB	RMB
At beginning of the year	3,940	20,843	20,244
Transfer to profit and loss (Note 12)	(3,276)	(16,323)	275
Charge / (credit) to other comprehensive income	45	(6)	14
Acquisition of subsidiaries	413	—	220
Currency translation differences	(217)	(574)	90

At end of the year	905	3,940	20,843

Deferred tax balances before offset are attributable to the following items:

	December 31, 2014	December 31, 2013
	RMB	RMB
Deferred tax assets:
Current:
Receivables and inventories	11,965	13,522
Tax losses	20,861	15,615
Non-current:
Impairment of long-term assets	6,773	7,362
Other	6,976	4,859

Total deferred tax assets	46,575	41,358

Deferred tax liabilities:
Non-current:
Accelerated tax depreciation	41,605	40,476
Other	5,875	4,822

Total deferred tax liabilities	47,480	45,298

Net deferred tax liabilities	905	3,940

Deferred tax balances after offset are listed as below:

	December 31, 2014	December 31, 2013
	RMB	RMB
Deferred tax assets	14,995	11,226
Deferred tax liabilities	15,900	15,166

There were no material unrecognized tax losses at December 31, 2014 and 2013.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

32	ASSET RETIREMENT OBLIGATIONS

	2014	2013	2012
	RMB	RMB	RMB
At beginning of the year	94,531	83,928	68,702
Liabilities incurred	9,992	6,729	11,519
Liabilities settled	(418)	(662)	(490)
Accretion expense (Note 10)	5,406	4,690	4,237
Currency translation differences	(357)	(154)	(40)

At end of the year	109,154	94,531	83,928

Asset retirement obligations relate to oil and gas properties (Note 16).

33	PENSIONS

The Group participates in various employee retirement benefit plans (Note 3(t)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2014 amounted to RMB 15,674 (2013: RMB 14,855, 2012: RMB 13,400).

34	CONTINGENT LIABILITIES

(a) Bank and other guarantees

At December 31, 2014 and 2013, the Group did not guarantee related parties or third parties any borrowings or others.

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

(a) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from 1 to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2014 and 2013 under non-cancellable operating leases are as follows:

	December 31, 2014	December 31, 2013
	RMB	RMB
No later than 1 year	9,855	6,421
Later than 1 year and no later than 5 years	30,656	19,013
Later than 5 years	157,435	74,270

	197,946	99,704

(b) Capital commitments

At December 31, 2014, the Group’s capital commitments contracted but not provided for mainly relating to property, plant and equipment were RMB 63,027 (December 31, 2013: RMB 55,743).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(c) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were RMB 719 for the year ended December 31, 2014 (2013: RMB 717, 2012: RMB 758).

Estimated annual payments for the next five years are as follows:

	December 31, 2014	December 31, 2013
	RMB	RMB
Within one year	800	800
Between one and two years	800	800
Between two and three years	800	800
Between three and four years	800	800
Between four and five years	800	800

36	MAJOR CUSTOMERS

The Group’s major customers are as follows:

	2014		2013		2012
	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue
	RMB	%	RMB	%	RMB	%
China Petroleum & Chemical Corporation	101,364	5	72,641	3	93,394	4
CNPC and its fellow subsidiaries	95,670	4	80,757	4	69,729	3

	197,034	9	153,398	7	163,123	7

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

37	RELATED PARTY TRANSACTIONS

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

The principal related party transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group which were carried out in the ordinary course of business, are as follows:

On August 25, 2011, based on the terms of the Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price. On the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 28, 2014 for a period of three years which took effect on January 1, 2015. The new Comprehensive Products and Services Agreement has already incorporated the terms of the current Comprehensive Products and Services Agreement which was amended in 2011.

•

Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 148,712 in the year ended December 31, 2014 (2013: RMB 115,884, 2012: RMB 97,137).

•

Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 9,413 in the year ended December 31, 2014 (2013: RMB 9,139, 2012: RMB 8,392).

•

Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 409,397 in the year ended December 31, 2014 (2013: RMB 397,015, 2012: RMB 365,748).

•

Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 1,498 in the year ended December 31, 2014 (2013: RMB 1,228, 2012: RMB 1,009).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

•	Amounts due from and to CNPC and its fellow subsidiaries, associates and joint ventures of the Group included in the following accounts captions are summarized as follows:

	December 31, 2014	December 31, 2013
	RMB	RMB
Accounts receivable	4,144	7,945
Prepayments and other receivables	3,830	5,532
Other non-current assets	13,899	19,067
Accounts payable and accrued liabilities	104,361	105,431
Other non-current liabilities	3,000	3,000

•

Interest income represents interest from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 665 in the year ended December 31, 2014 (2013: RMB 429, 2012: RMB 503). The balance of deposits at December 31, 2014 was RMB 31,307 (December 31, 2013: RMB 16,839).

•

Purchases of financial service principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee, etc. The total amount of these transactions amounted to RMB 15,089 in the year ended December 31, 2014 (2013: RMB 17,638, 2012: RMB 13,998).

•	The borrowings from CNPC and its fellow subsidiaries at December 31, 2014 were RMB 364,789 (December 31, 2013: RMB 327,478).

•

Rents and other payments made under financial leasing represent the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the financial leasing agreements entered into by the Group and CNPC and its fellow subsidiaries. The total rents and other payments made under financial leasing amounted to RMB 201 in the year ended December 31, 2014 (December 31, 2013: RMB 193, December 31, 2012: RMB nil).

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Supplemental Land Use Rights Leasing Contract provides for the lease of land covering an aggregate area of approximately 1,783 million square meters located throughout the PRC at a maximal annual fee (exclusive of tax and government charges) of RMB 3,892. The Supplemental Land Use Rights Leasing Contract will expire at the same time as the Land Use Rights Leasing Contract. The area and total fee payable for the lease of all such property may be adjusted with the Company’s operating needs and by reference to market price every three years. The Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract on August 28, 2014, which adjusted the rental payable and the area for the leased land parcels. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1,777 million square meters with rental payable adjusted to approximately RMB 4,831 in accordance with the area of leased land parcels and the current situation of the property market. The Land Use Rights Leasing Contract shall remain unchanged, apart from the rental payable and the leased area. The confirmation letter shall be effective from January 1, 2015.

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The area and total fee payable for the lease of all such property may, every three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed. The Company and CNPC each issued a confirmation letter to the

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Building Leasing Contract on August 28, 2014, which adjusted the rental payable and the gross floor area for the buildings leased. The Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 1,179,586 square meters with rental payable adjusted to approximately RMB 708 in accordance with the gross floor area leased and the current situation of the market. The Building Leasing Contract shall remain unchanged apart from the rental payable and the gross floor area leased. The confirmation letter shall be effective from January 1, 2015.

(b) Key management compensation

	Year End December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Emoluments and other benefits	13,381	14,677	14,284
Contribution to retirement benefit scheme	751	822	779

	14,132	15,499	15,063

Note:

Emoluments set out above for the year ended December 31, 2014 exclude RMB nil paid to key management of the Company for the year of 2010, 2011 and 2012 of the deferred merit pay in accordance with relevant requirements by the PRC government (2013: RMB 9.07, 2012: RMB 0.50).

(c) Transactions with other state-controlled entities in the PRC

Apart from transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group, the Group’s transactions with other state-controlled entities include but not limited to the following:

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

The accounting policies of the operating segments are the same as those described in Note 3 — “Summary of Principal Accounting Policies”.

The segment information for the operating segments for the year ended December 31, 2014, 2013 and 2012 are as follows:

	Year Ended December 31, 2014
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	777,574	846,082	1,938,501	284,262	3,027	3,849,446
Less: intersegment sales	(629,186)	(668,002)	(244,226)	(24,398)	(672)	(1,566,484)

Turnover from external customers	148,388	178,080	1,694,275	259,864	2,355	2,282,962

Depreciation, depletion and amortization	(129,221)	(21,533)	(11,709)	(12,804)	(2,196)	(177,463)
Profit / (loss) from operations	186,897	(23,560)	5,421	13,126	(12,051)	169,833
Finance costs:
Exchange gain						5,020
Exchange loss						(7,333)
Interest income						1,596
Interest expense						(23,319)

Total net finance costs						(24,036)

Share of profit of associates and joint ventures	3,476	36	31	4,692	2,727	10,962

Profit before income tax expense						156,759
Income tax expense						(37,731)

Profit for the year						119,028

Segment assets	1,216,424	339,374	365,433	491,079	1,515,043	3,927,353
Other assets						15,955
Investments in associates and joint ventures	42,283	1,118	10,249	41,439	21,858	116,947
Elimination of intersegment balances(a)						(1,654,782)

Total assets						2,405,473

Capital expenditure	221,479	30,965	5,616	32,919	750	291,729
Segment liabilities	505,029	136,492	169,804	172,402	688,203	1,671,930
Other liabilities						62,541
Elimination of intersegment balances(a)						(646,779)

Total liabilities						1,087,692

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Geographical information

	Turnover			Non-current assets(b)
Year Ended December 31,	2014	2013	2012	2014	2013	2012
	RMB	RMB	RMB	RMB	RMB	RMB
Mainland China	1,479,183	1,503,897	1,492,636	1,738,389	1,674,106	1,579,874
Other	803,779	754,227	702,660	255,552	221,136	189,266

	2,282,962	2,258,124	2,195,296	1,993,941	1,895,242	1,769,140

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.
(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

39	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on April 27, 2015.

40	EVENTS AFTER THE REPORTING PERIOD

(1) Increase of the Threshold of the Crude Oil Special Gain Levy

Pursuant to the Notice from the Ministry of Finance of the PRC ( the “MOF”) on the Increase of the Threshold of the Crude Oil Special Gain Levy ( Cai Shui [2014] No. 115), the threshold of the crude oil special gain levy will increase to US$65, which has 5 levels and is still calculated and charged according to the progressive and valorem rates on the excess amounts from January 1, 2015.

(2) Increase of the Consumption Tax of the Refined Oil

In accordance with the Notice on Continuing to Raise the Refined Oil Consumption Tax (Cai Shui [2015] No. 11) jointly issued by the MOF and the State Administration of Taxation of the PRC , the unit amount of the consumption tax on gasoline, naphtha, solvent oil and the lubricating oil and that on diesel, jet fuel and fuel oil will be raised from RMB 1.4 yuan per liter to RMB 1.52 yuan per liter and from RMB 1.1 yuan per liter to RMB 1.2 yuan per liter, respectively, commencing from January 13, 2015. Collection of tax on jet fuel will continue to be suspended.

(3) Adjustment of the Price of the Natural Gas for Non-residential Users

In accordance with the Notice on Concerning the Adjustment of the Price of Natural Gas Consumed by Non-residential Users (Fa Gai Jia Ge [2015] No. 351) issued by the National Development and Reform Commission, the price of domestic natural gas for the consumption amount in 2012 and for that exceeds 2012 level will be officially adjusted to the same level, commencing from April 1, 2015. In consideration of the price movement of alternative energy like fuel oil and liquefied petroleum gas in the second half of 2014 and the current pricing mechanism of natural gas, the citygate price ceiling for the consumption amount exceeds 2012 level will decrease by RMB 440.00 yuan per Kilostere, the citygate price ceiling for the consumption amount in 2012 will increase by RMB 40.00 yuan per Kilostere.

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

The supplemental information presented below covers the Group’s proved oil and gas reserves estimates, historical cost information pertaining to capitalized costs, costs incurred for property acquisitions, exploration and development activities, result of operations for oil and gas producing activities, standardized measure of estimated discounted future net cash flows and changes in estimated discounted future net cash flows.

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

Proved reserve estimates as of December 31, 2014 were based on reports prepared by DeGolyer and MacNaughton, Gaffney, Cline & Associates, McDaniel & Associates, Ryder Scott and GLJ independent engineering consultants. Proved reserve estimates as of December 31, 2013 and 2012 were based on reports prepared by DeGolyer and MacNaughton, Gaffney, Cline & Associates, McDaniel & Associates and GLJ independent engineering consultants.

Estimated quantities of net proved crude oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

	Crude Oil and Condensate	Natural Gas	Total — All products
	(millions of barrels)	(billions of cubic feet)	(million barrels of oil equivalent)
Proved developed and undeveloped reserves

The Group
Reserves at December 31, 2011	11,128	66,653	22,237
Changes resulting from:
Revisions of previous estimates	(16)	(2,731)	(471)
Improved recovery	86	—	86
Extensions and discoveries	737	6,218	1,773
Production	(917)	(2,559)	(1,343)

Reserves at December 31, 2012	11,018	67,581	22,282
Changes resulting from:
Revisions of previous estimates	(124)	(6,415)	(1,193)
Improved recovery	84	—	84
Extensions and discoveries	775	10,959	2,601
Production	(933)	(2,802)	(1,400)

Reserves at December 31, 2013	10,820	69,323	22,374
Changes resulting from:
Revisions of previous estimates	(16)	(2,707)	(467)
Improved recovery	94	—	94
Extensions and discoveries	646	7,511	1,898
Sales	(5)	—	(5)
Production	(946)	(3,029)	(1,451)

Reserves at December 31, 2014	10,593	71,098	22,443

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

	Crude Oil and Condensate	Natural Gas	Total — All products
	(millions of barrels)	(billions of cubic feet)	(million barrels of oil equivalent)
Proved developed reserves at:
December 31, 2012	7,396	31,607	12,663
December 31, 2013	7,219	32,813	12,688
December 31, 2014	7,253	35,824	13,224
Proved undeveloped reserves at:
December 31, 2012	3,622	35,974	9,619
December 31, 2013	3,601	36,510	9,686
December 31, 2014	3,340	35,274	9,219
Equity method investments
Share of proved developed and undeveloped reserves of associates and joint ventures
December 31, 2012	517	181	547
December 31, 2013	494	416	563
December 31, 2014	500	449	575

At December 31, 2014, total proved developed and undeveloped reserves of the Group and equity method investments is 23,017 million barrels of oil equivalent (December 31, 2013: 22,937 million barrels of oil equivalent, December 31, 2012: 22,829 million barrels of oil equivalent), comprising 11,093 million barrels of crude oil and condensate (December 31, 2013: 11,314 million barrels, December 31, 2012: 11,535 million barrels) and 71,547 billions of cubic feet of natural gas (December 31, 2013: 69,739 billions of cubic feet, December 31, 2012: 67,762.4 billions of cubic feet).

At December 31, 2014, 9,735 million barrels (December 31, 2013: 9,977 million barrels, December 31, 2012: 10,219 million barrels) of crude oil and condensate and 69,836 billion cubic feet (December 31, 2013: 68,085 billion cubic feet, December 31, 2012: 66,446.1 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located within Mainland China, and 858 million barrels (December 31, 2013: 843 million barrels, December 31, 2012: 799 million barrels) of crude oil and condensate and 1,262 billion cubic feet (December 31, 2013: 1,238 billion cubic feet, December 31, 2012: 1,135.1 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located overseas.

Capitalized Costs

	December 31, 2014	December 31, 2013
	RMB	RMB
The Group
Property costs and producing assets	1,331,810	1,166,870
Support facilities	356,344	328,504
Construction-in-progress	113,247	120,745

Total capitalized costs	1,801,401	1,616,119
Accumulated depreciation, depletion and amortization	(807,712)	(694,318)

Net capitalized costs	993,689	921,801

Equity method investments
Share of net capitalized costs of associates and joint ventures	35,092	35,060

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Costs Incurred for Property Acquisitions, Exploration and Development Activities

	2014
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Property acquisition costs	—	20,406	20,406
Exploration costs	34,457	1,954	36,411
Development costs	126,097	34,117	160,214

Total	160,554	56,477	217,031

Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	—	5,292	5,292

	2013
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Property acquisition costs	—	17,701	17,701
Exploration costs	38,051	5,238	43,289
Development costs	137,783	25,563	163,346

Total	175,834	48,502	224,336

Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	—	3,036	3,036

	2012
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Property acquisition costs	—	24,586	24,586
Exploration costs	39,049	1,879	40,928
Development costs	152,534	21,355	173,889

Total	191,583	47,820	239,403

Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	—	4,477	4,477

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Results of Operations for Oil and Gas Producing Activities

The results of operations for oil and gas producing activities for the years ended December 31, 2014, 2013 and 2012 are presented below. “Turnover” includes sales to third parties and inter-segment sales (at arm’s-length prices), net of value-added taxes. Resource tax, crude oil special gain levy and other taxes are included in “taxes other than income taxes”. Income taxes are computed using the applicable statutory tax rate, reflecting tax deductions and tax credits for the respective years ended.

	2014
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Turnover
Sales to third parties	87,676	43,260	130,936
Inter-segment sales	466,051	9,205	475,256

	553,727	52,465	606,192
Production costs excluding taxes	(116,564)	(9,739)	(126,303)
Exploration expenses	(20,787)	(1,277)	(22,064)
Depreciation, depletion and amortization	(101,168)	(17,522)	(118,690)
Taxes other than income taxes	(102,506)	(10,367)	(112,873)
Accretion expense	(5,220)	(186)	(5,406)
Income taxes	(41,119)	(4,159)	(45,278)

Results of operations from producing activities	166,363	9,215	175,578

Equity method investments
Share of profit for producing activities of associates and joint ventures	—	6,940	6,940

Total of the Group and equity method investments results of operations for producing activities	166,363	16,155	182,518

	2013
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Turnover
Sales to third parties	82,422	59,120	141,542
Intersegment sales	471,514	2,069	473,583

	553,936	61,189	615,125
Production costs excluding taxes	(108,302)	(9,039)	(117,341)
Exploration expenses	(21,548)	(3,753)	(25,301)
Depreciation, depletion and amortization	(88,569)	(15,739)	(104,308)
Taxes other than income taxes	(110,350)	(17,648)	(127,998)
Accretion expense	(4,505)	(185)	(4,690)
Income taxes	(42,352)	(5,325)	(47,677)

Results of operations from producing activities	178,310	9,500	187,810

Equity method investments
Share of profit for producing activities of associates and joint ventures	—	8,392	8,392

Total of the Group and equity method investments results of operations for producing activities	178,310	17,892	196,202

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

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2014, 2013 and 2012 is based on the prices used in estimating the Group’s proved oil and gas reserves, year-end costs, currently enacted tax rates related to existing proved oil and gas reserves and a 10% annual discount factor. “Future cash inflows from sales of oil and gas” are net of value-added taxes. Corporate income taxes are included in “future income tax expense”. Other taxes are included in “future production costs” as production taxes.

The standardized measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2014, 2013 and 2012 is as follows:

RMB
The Group
At December 31, 2014
Future cash inflows	8,225,339
Future production costs	(3,650,129)
Future development costs	(527,848)
Future income tax expense	(863,348)

Future net cash flows	3,184,014
Discount at 10% for estimated timing of cash flows	(1,589,255)

Standardized measure of discounted future net cash flows	1,594,759

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

At December 31, 2014, RMB 1,520,307 (December 31, 2013: RMB 1,473,852, December 31, 2012: RMB 1,599,784) of standardized measure of discounted future net cash flows related to proved oil and gas reserves located within mainland China and RMB 74,452 (December 31, 2013: RMB 77,413, December 31, 2012: RMB 79,395) of standardized measure of discounted future net cash flows related to proved oil and gas reserves located overseas.

Share of standardized measure of discounted future net cash flows of associates and joint ventures:

December 31, 2014	37,118
December 31, 2013	39,187
December 31, 2012	50,789

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Changes in Standardized Measure of Discounted Future Net Cash Flows

Changes in the standardized measure of discounted net cash flows for the Group for each of the years ended December 31, 2014, 2013 and 2012 are as follows:

	Year Ended December 31,
	2014	2013	2012
	RMB	RMB	RMB
The Group
Beginning of the year	1,551,265	1,679,179	1,677,627
Sales and transfers of oil and gas produced, net of production costs	(352,016)	(350,512)	(380,439)
Net changes in prices and production costs and other	62,017	(216,677)	(7,750)
Extensions, discoveries and improved recovery	189,828	265,039	212,372
Development costs incurred	59,075	70,183	13,420
Revisions of previous quantity estimates	(51,424)	(117,817)	(58,354)
Accretion of discount	160,293	178,064	214,045
Net change in income taxes	(23,786)	43,806	8,258
Sales	(493)	—	—

End of the year	1,594,759	1,551,265	1,679,179