Form 20-F
period 2015-12-31
PETROCHINA CO LTD
filed 2016-04-28
CIK 1108329

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015.

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

*	PetroChina’s H Shares are listed and traded on The Stock Exchange of Hong Kong Limited.
**	Not for trading, but only in connection with the registration of American Depository Shares.
***	PetroChina’s A Shares became listed on the Shanghai Stock Exchange on November 5, 2007.
****	Includes 840,070,800 H Shares represented by American Depositary Shares.

i

			Page
		Foreign Exchange Controls	87
		Taxation	87
		Documents on Display	93
Item 11	—	Quantitative and Qualitative Disclosures About Market Risk	93
Item 12	—	Description of Securities Other Than Equity Securities	98

		Part II

Item 13	—	Defaults, Dividends Arrearages and Delinquencies	98
Item 14	—	Material Modifications to the Rights to Security Holders and Use of Proceeds	99
Item 15	—	Controls and Procedures	99
Item 16A	—	Audit Committee Financial Expert	100
Item 16B	—	Code of Ethics	101
Item 16C	—	Principal Accountant Fees and Services	101
Item 16D	—	Exemptions from Listing Standards for Audit Committees	101
Item 16E	—	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	102
Item 16F	—	Change in Registrant’s Certifying Accountant	102
Item 16G	—	Corporate Governance	102
Item 16H	—	Mine Safety Disclosure	104

		Part III

Item 17	—	Financial Statements	104
Item 18	—	Financial Statements	104
Item 19	—	Exhibits	104
EX 4.11
EX 8.1
EX 12.1
EX 12.2
EX 13.1
EX 13.2
EX 15.1
EX 15.2
EX 15.3
EX 15.4

ii

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

Item 3 — KEY INFORMATION

Exchange Rates

The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each month during the previous six months and the most recent practicable date:

	Noon Buying Rate(1)
	High	Low
	(RMB per US$)
October 2015	6.3591	6.3180
November 2015	6.3945	6.3180
December 2015	6.4896	6.3883
January 2016	6.5932	6.5219
February 2016	6.5795	6.5154
March 2016	6.5500	6.4480
April 2016 (ending through April 15)	6.4810	6.4580

(1)	The exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

Average Noon Buying Rates(1)

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2011, 2012, 2013, 2014 and 2015, calculated by averaging the noon buying rates on the last day of each month during the relevant year:

Average Noon Buying Rate(1)
(RMB per US$)
2011	6.4475
2012	6.2990
2013	6.1412
2014	6.1701
2015	6.2869

(1)	The exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

Selected Financial Data

Historical Financial Information

You should read the selected historical financial data set forth below in conjunction with our consolidated financial statements and the notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected historical income statement (except ADS data) and cash flow data for the years ended December 31, 2013, 2014 and 2015 and the selected historical statement of financial position data as of December 31, 2014 and 2015 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected historical income statement data and cash flow data for the years ended December 31, 2011 and 2012 and the selected statement of financial position data as of December 31, 2011, 2012 and 2013 set forth below are derived from our audited financial statements not included in this annual report. Our consolidated financial statements were prepared in accordance with IFRS as issued by the International Accounting Standards Board. The financial information included in this section may not necessarily reflect our results of operations, financial position and cash flows in the future.

	As of or for the Year Ended December 31,(1)
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB
	(In millions, except for per share and per ADS data)
Revenue	2,003,843	2,195,296	2,258,124	2,282,962	1,725,428
Total operating expenses	(1,821,382)	(2,020,777)	(2,069,482)	(2,113,129)	(1,646,176)
Profit from operations	182,461	174,519	188,642	169,833	79,252
Profit before income tax expense	184,215	166,811	178,063	156,759	57,815
Income tax expense	(38,256)	(36,191)	(35,789)	(37,731)	(15,726)
Profit for the year	145,959	130,620	142,274	119,028	42,089
Profit for the year attributable to owners of the Company	132,961	115,326	129,599	107,172	35,517
Non-controlling interests	12,998	15,294	12,675	11,856	6,572
Basic and diluted earnings per share attributable to owners of the Company(1)	0.73	0.63	0.71	0.59	0.19
Basic and diluted net earnings per ADS(2)	72.65	63.01	70.81	58.56	19.41
Total current assets	361,590	392,805	430,953	391,308	349,344
Total non-current assets	1,555,996	1,776,091	1,911,157	2,014,165	2,044,500
Total assets	1,917,586	2,168,896	2,342,110	2,405,473	2,393,844
Total current liabilities	560,038	574,748	645,489	579,829	471,407
Total non-current liabilities	275,002	413,400	426,686	507,863	578,403
Total liabilities	835,040	988,148	1,072,175	1,087,692	1,049,810
Equity attributable to owners of the Company	1,002,745	1,064,010	1,132,735	1,175,894	1,179,716
Non-controlling interests	79,801	116,738	137,200	141, 887	164,318
Total equity	1,082,546	1,180,748	1,269,935	1,317, 781	1,344,034
Other Financial Data
Dividend per share	0.33	0.28	0.32	0.26	0.09
Dividend per ADS	32.69	28.36	31.87	26.35	8.73
Capital expenditures	284,391	352,516	318,696	291,729	202,238
Net cash flows from operating activities	290,155	239,288	288,529	356,477	261,312
Net cash flows used for investing activities	(283,638)	(332,226)	(266,510)	(290,838)	(215,879)
Net cash flows from/(used) for financing activities	9,259	75,356	(12,239)	(44,312)	(45,439)
Return on net assets (%)(3)	13.3	10.8	11.4	9.1	3.0

(1)

As of December 31, 2011, 2012, 2013, 2014 and 2015, respectively, basic and diluted earnings per share were calculated by dividing the profit attributable to owners of the Company by 183.021 billion, the total number of shares outstanding in each of these financial years.

(2)	Each ADS represents 100 H Shares. The basic and diluted earnings per ADS were calculated with the same method as that used for the calculation of the basic and diluted earnings per share.
(3)	Return on net assets is calculated as “Profit for the year attributable to owners of the Company” divided by “Equity attributable to owners of the Company”.

Risk Factors

Our business is primarily subject to various changing competitive, economic and social conditions. Such changing conditions entail certain risks, which are described below.

Risks Related to Macro Economic Conditions

Our operations may be adversely affected by international and domestic economic conditions. As the oil and gas industry is sensitive to macro-economic trends, oil and gas prices tend to fluctuate along with changes in macro-economic conditions. We may experience pricing pressure on our refined products in recessionary periods, which would have an adverse effect on our profitability. In 2015, a weak domestic economy continued to affect the demand for certain of our products. These factors may also lead to intensified competition for market share, with consequential potential adverse effects on volumes. There has been an uptrend in China’s overall inflation rate in recent years. Notwithstanding the measures taken by the PRC government to control inflation, China may continue to experience inflation in the near term and our operating costs may become higher than anticipated. The financial and economic situation may also have a negative impact on third parties with whom we do, or may do, business. Any of these factors may adversely affect our financial condition, results of operations and liquidity.

Risks Related to Competition

The oil, gas and petrochemicals industries are highly competitive. There is strong competition, both within the oil and gas industry and with other industries, in supplying the fuel needs of commercial, industrial and residential markets. In recent years, with further diversification of the market players in China’s petroleum and petrochemical industry, we have been facing increasingly intense competition from privately-owned companies, foreign-invested enterprises and other state-owned enterprises that recently entered the refinery, chemical, sales and oil and gas service sectors. In addition, the rapid development of unconventional oil and gas resources, new energy sources and new products also poses competition with the conventional energy and petrochemical industries. Competition puts pressure on product prices, affects oil products marketing and requires continuous management focus on identifying new trends, reducing unit costs and improving efficiency. The implementation of our growth strategy requires continued technological advances and innovation, including advances in exploration, production, refining, petrochemicals manufacturing technology and advances in technology related to energy usage. Our performance could be impeded if competitors developed or acquired intellectual property rights to technology that we required or if our innovation lagged the industry.

The eastern and southern regions of China have a higher demand for refined products and chemical products than the western and northern regions. Although we have strived to increase our refinery capacity in the southern regions of China over recent years, most of our refineries and chemical plants are located in the northeastern and northwestern regions of China. We incur relatively higher transportation costs for delivery of our refined products and chemical products to certain areas of the eastern and southern regions from our refineries and chemical plants in western and northern China. We face strong competition from other traditional domestic oil companies, local independent refineries and other competitors. As a result, we expect that we will continue to encounter difficulty in increasing our sales of refined products and chemical products in these regions.

Risks Related to Outbound Investments and Trading

We are subject to various political, legal and regulatory environments in foreign developing countries where we operate, some of which are known to be unstable and differ in certain significant respects from those prevailing in developed countries. The main factors affecting our outbound investments include unstable political situations, unstable tax policies and unstable regulatory regimes. CNPC, our controlling shareholder, and its affiliates and subsidiaries may choose to undertake, without our involvement, overseas investments, operations and trading in the oil and gas industry, including exploration and production of oil and gas, refining and transportation, import of crude oil and natural gas, operation of liquefied natural gas, or LNG projects, or other business activities. CNPC’s overseas asset portfolio includes oil and gas development and pipeline projects in certain countries that are subject to U.S. sanctions, including Iran, Sudan, Cuba, Syria, Myanmar and Russia.

Since July 2014, the United States has adopted economic sanctions against certain Russian persons and entities, including various entities operating in the financial, energy and defense sectors, such as Rosneft, Gazprom, OAO Novatek and Yamal LNG. These sanctions prohibit U.S. persons from transacting in, providing financing for or otherwise dealing in debt issuance by certain of these entities, or restrict exports and transfer of technologies to certain of these entities.

CNPC had certain pre-existing trading and investment relationships with some of these sanctioned Russian entities. For example, CNPC entered into a long-term agreement with Rosneft to import crude oil from Russia in June 2013 and a long-term agreement with Gazprom to import natural gas from Russia in May 2014. CNPC has resold, and will for the foreseeable future resell, all or a substantial portion of the imported crude oil from Rosneft under the crude oil agreement to us. CNPC also indirectly holds 20% equity interest in OAO Yamal LNG, which is a subsidiary of OAO Novatek, another sanctioned Russian entity. In May 2014, we entered into a long-term LNG import agreement with a subsidiary of OAO Yamal LNG to import LNG from Russia.

We closely monitor the possible impacts of U.S. sanctions against these Russian entities which have trading or investment relationships with CNPC or us. We do not believe that our activities, nor those of CNPC, with these sanctioned Russian entities are in violation of applicable economic sanctions administered by the United States. However, we cannot assure you that current or future regulations or developments related to economic sanctions will not have a material adverse impact on our business or reputation. Certain U.S. based investors may not wish to invest and have proposed or adopted divestment or similar initiatives regarding investments in companies that do business with countries and entities that are subject to U.S. sanctions. These investors may not wish for CNPC or us to make investments or conduct activities in the countries or with the entities that are the subject of U.S. sanctions and may divest their investment in us because of our relationship with CNPC and its investments and activities in those countries or with those entities that are the subject of U.S. sanctions. As a result, the trading prices of our ADSs may be adversely affected.

In July 2012, the U.S. Treasury Department’s Office of Foreign Assets Control, OFAC, added Bank of Kunlun Co., Ltd., or Kunlun Bank, an affiliate of our company due to common control by CNPC, to its “List of Foreign Financial Institutions Subject to Part 561” pursuant to the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010. OFAC reported that Kunlun Bank provided financial services to at least six Iranian banks that were on OFAC’s sanctions list during 2012. These financial services included holding accounts, making transfers and paying letters of credit on behalf of the designated banks. Kunlun Bank has not informed us of the revenue and profit it generated from such activities in relation to Iran or whether it will discontinue such activities. Our company has no involvement in or control over such activities of Kunlun Bank or CNPC and CNPC subsidiaries and affiliates, and we have never received any revenue or profit derived from these activities.

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

Because PRC laws, regulations and legal requirements dealing with economic matters continue to evolve, and because of the limited volume of published judicial interpretations and the non-binding nature of prior court decisions, the interpretation and enforcement of these laws, regulations and legal requirements involve some uncertainty. Because the PRC Company Law is different in certain important aspects from company laws in the United States, Hong Kong and other common law jurisdictions, and because the PRC securities laws and regulations are still at a stage of development, you may not enjoy the shareholders’ protections that you may be entitled to in other jurisdictions.

Risks Related to Controlling Shareholder

As of December 31, 2015, CNPC beneficially owned approximately 86.507% of our share capital. This ownership percentage enables CNPC to elect our entire board of directors without the concurrence of any of our other shareholders. Accordingly, CNPC is in a position to:

•	control our policies and management affairs;

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

Risks Related to Pricing and Exchange Rate

Our operations are affected by the volatility of prices for crude oil, refined products and natural gas. We set our crude oil median prices monthly based on the international trading prices for crude oil.

In 2015, international prices for crude oil have declined substantially in response to changes in global and regional economy, politics and supply and demand for crude oil. We do not have, and will not have, control over factors affecting international prices for crude oil. Fluctuations in crude oil prices have a significant impact in our results of operations. A decline in crude oil prices may reduce revenues from, and may result in a loss in, our exploration and production segment. Further, if crude oil prices remain at a low level for a prolonged period, our company has to determine and estimate whether our oil and gas assets may suffer impairment and, if so, the amount of the impairment. An increase in crude oil prices may, however, increase the production costs of refined products reduce demand for our products and affect our operating profits.

Since 2008, the PRC government has further improved its refined oil pricing mechanism. When there is a change in the average crude oil price in the international market during a given time period, the PRC government can adjust refined oil prices. When international crude oil price experiences sustained increases or becomes significantly volatile, the PRC government may increase its control over the refined oil prices. As a result, the regulation on refined product prices by the PRC government may reduce our profit and cause our refining assets to suffer impairment.

We negotiate the actual settlement price with natural gas users within the ceiling of citygate price permitted by the PRC government. When the price ceiling set by the government is lower than the international natural gas price, the cost of our imported natural gas will be higher than the sales price of our natural gas, which may reduce our revenues and profit, or result in losses, cause our natural gas assets to suffer impairment.

We receive most of our revenues in Renminbi. A portion of our Renminbi revenues must be converted into other currencies to meet our foreign currency obligations. The existing foreign exchange limitations under the PRC laws and regulations could affect our ability to obtain foreign exchange through debt financing, or to obtain foreign exchange for capital expenditures. The value of Renminbi against U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government introduced a floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. Because most of our imports of equipment and other materials and our outbound investments are settled in foreign currencies, the exchange rates between RMB and U.S. dollars and any other relevant foreign currencies may have an effect on our crude oil purchase costs and our investment costs.

Risks Related to Environmental Protection and Safety

Compliance with changes in laws, regulations and obligations relating to climate change or environmental protection could result in substantial expenditures and reduced profitability from increases in operating costs.

A number of provinces in which our oil and gas exploration and production activities are located have promulgated environment protection regulations, which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. We have established standard abandonment procedures in response to the issuance of these provincial regulations. We have included under our asset retirement obligations the costs for these abandonment activities and this asset retirement obligation is based on our best estimate of future abandonment expenditures. In addition, PRC central government or other provincial governments may enact similar regulations or stricter environmental protection regulations. For example, the revised PRC Environmental Protection Law has been effective starting from January 1, 2015 and the revised PRC Safety Production Law has been effective since December 1, 2014. Any new or potential regulations could impose stricter requirements on us and thus increase our operation costs.

The process of gasoline and diesel fuel quality upgrade is gradually accelerating in China. On May 5, 2015, China promulgated the Work Plan regarding Accelerating Quality Upgrading of Refined Oil Products, which announced that as of January 1, 2016, the China V Standards shall be implemented for auto-use gasoline (inclusive of E10 ethanol-containing gasoline) and auto-use diesel (inclusive of B5 biodiesel) in eleven provinces and municipalities in eastern China; as of January 1, 2017 the China V Standards will be applied across the country for auto-use gasoline and diesel; and as of January 1, 2018, China V Standards will apply to the sulfur-content of ordinary diesel across the country. New governmental requirements to improve oil quality impose challenges to our refining and chemicals segment and could increase our costs in oil refining.

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

Risks Related to Climate Change

In recent years, the oil industry has faced an increasingly severe challenge imposed by global climate change. Numerous international, domestic and regional treaties and agreements that restrict the emission of greenhouse gas have been executed and become effective. China and some other countries in which we operate have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These include adoption of carbon emission quota and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energies. These requirements may lead to a substantial increase in our expenditures, make our products more expensive, lengthen our project time, reduce the demand for hydrocarbons, and shift hydrocarbon demand toward relatively low carbon sources such as natural gas. Current and pending greenhouse gas regulations may also increase our compliance costs, such as those for monitoring or sequestering emissions. As a result, our results of operations and our strategic investment may be adversely affected.

In November 2014, China and the United States made a joint announcement against the threat of climate change, whereunder China undertook to reach the peak level of carbon emissions by 2030. In December 2015, China re-affirmed this target at the United Nations climate change conference held in Paris. On January 11, 2016, the National Development and Reform Commission of China, or the NDRC, promulgated the Circular regarding Key Work for Initializing the National Carbon Emission Quota Exchange, which announced that China would initiate the national carbon quota trading system in 2017. As a result, a majority of our subsidiaries operating in China may be subject to mandatory requirement with respect to carbon emission quota and trading, which could adversely affect our business and results of operations.

Risks Related to Insurance

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

Risks Related to Effectiveness of Internal Control over Financial Reporting

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Although our management concluded that our internal control over our financial reporting for the fiscal year ended December 31, 2015 was effective, and our independent registered public accounting firm has issued an attestation report, which concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2015, we may discover other deficiencies in the course of our future evaluation of our internal control over our financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADSs, H Shares or A Shares.

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

We have gradually reinforced and enhanced our internal control and corporate governance policies and procedures in order to strengthen our ability to detect and prevent employee misconduct. We cannot assure you, however, that we will be able to detect or prevent such misconduct in a timely fashion, or at all. If we fail to prevent employee misconduct, our reputation may be harmed, and the trading price of our ordinary shares and ADSs could be adversely affected.

Risks Related to Cyber Security

Our activities depend heavily on the reliability and security of our information technology (“IT”) systems. If the integrity of our IT systems were compromised due to technical failure, cyber attack, computer intrusions and viruses, power or network outages or natural disasters, our activities and assets could sustain serious damage, material intellectual property could be divulged and, in some cases, personal injury, environmental harm and regulatory violations could occur, potentially having a material adverse effect on our business and financial conditions.

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

We have increased our efforts to pursue attractive business opportunities outside China as part of our business growth strategy to utilize both domestic and international resources to strengthen our competitiveness. Since 2005, we have acquired interests in various oil and natural gas assets in several countries, which significantly expanded our overseas operations and effectively increased our oil and gas reserves and production volumes. We are currently assessing the feasibility of making further investments in international oil and gas markets. At the same time, we have been maintaining certain proportion of imported crude oil and natural gas in accordance with our needs. In 2015, we imported approximately 488.6 million barrels of crude oil, compared to 435.6 million barrels and 476.5 million barrels of crude oil in 2014 and 2013, respectively.

We were established as a joint stock company with limited liability under the Company Law of the PRC on November 5, 1999 as part of a restructuring in which CNPC transferred to us most of the assets and liabilities of CNPC relating to its exploration and production, refining and marketing, chemicals and natural gas businesses.

On April 7, 2000, we completed a global offering of H Shares and ADSs. In September 2005, we completed a follow-on offering of over 3 billion H Shares at the price of HK$6.00 per share. In October 2007, we issued 4 billion A Shares at an issue price of RMB 16.7 per share. The A Shares were listed on the Shanghai Stock Exchange on November 5, 2007. As of December 31, 2015, CNPC beneficially owned 158,325,211,528 shares in us, which included 291,518,000 H Shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC, representing approximately 86.507% of the share capital of us.

For a description of our principal subsidiaries, see Note 18 to our consolidated financial statements.

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

The following chart illustrates our corporate organization structure as of December 31, 2015.

(1)	Indicates approximate shareholding.
(2)

Indicates approximate shareholding, including the 291,518,000 H Shares indirectly held by CNPC as of December 31, 2015 through Fairy King Investments Limited, a wholly owned overseas subsidiary of CNPC.

(3)

Includes PetroChina Planning & Engineering Institute, PetroChina Exploration & Development Research Institute, IT Service Center, PetroChina Petrochemical Research Institute and several other companies.

Acquisitions and Divestment

On November 24, 2015, our board of directors approved the sale by CNPC Exploration and Development Co., Ltd. (“CNPC E&D”), one of our 50%-owned subsidiaries, of its 50% of equity interest in CNPC Trans-Asia Gas Pipeline Co., Ltd. to Guoxin International Investment Corporation Ltd. (“Guoxin”) for a consideration of US$2.327 billion. We expect that this transaction will close in the second quarter of 2016.

For other material asset disposal, please see “Item 7-Major Shareholders and Related Party Transactions-Related Party Transactions”.

OUR EXPLORATION AND PRODUCTION SEGMENT

Xinjiang Oil Region
Tarim Oil and Gas Region
Tuha Oil and Gas Region
Qinghai Oil and Gas Region
Daqing Oil Region
Jilin Oil Region
Erlian Oil and Gas Region
Changqing Oil and Gas Region
Bohai Bay Oil and Gas Region
Sichuan Gas Region
Urumqi
Lhasa
Beijing
Xian
Kunming
Guangzhou
Shanghai
EAST CHINA SEA
SOUTH CHINA SEA
Gas Field
Oil Field

Exploration and Production

We engage in crude oil and natural gas exploration, development and production. Substantially all of our total estimated proved crude oil and natural gas reserves are located in China, principally in northeastern, northern, southwestern and northwestern China. Meanwhile, we have enhanced our overseas cooperation and expanded our strategic presence in five major overseas oil and gas cooperation regions by conducting new project development. In the year ended December 31, 2015, the crude oil and natural gas produced by us at overseas regions accounted for 17.0% and 7.3% of our total production of crude oil and natural gas expressed in BOE, respectively.

We currently hold exploration and exploitation licenses for oil and gas (including coal seam gas) covering a total area of approximately 358.1 million acres, including the exploration licenses covering a total area of approximately 329.8 million acres and the exploitation licenses covering a total area of approximately 28.3 million acres.

The following table sets forth the financial and operating data of our exploration and production segment for each of the years ended December 31, 2013, 2014 and 2015:

	Year Ended December 31,
	2013	2014	2015
Revenue (RMB in millions)	783,694	777,574	475,412
Profit from operations (RMB in millions)	189,698	186,897	33,961
Proved developed and undeveloped reserves
Crude oil (million barrels)	10,820.3	10,593.4	8,521.1
Natural gas (Bcf)	69,322.6	71,097.5	77,524.7
Production
Crude oil (million barrels)	932.9	945.5	971.9
Natural gas for sale (Bcf)	2,801.9	3,028.8	3,131.0

Reserves

Our estimated proved reserves as of December 31, 2015 totaled approximately 8,521.1 million barrels of crude oil and approximately 77,524.7 Bcf of natural gas. As of December 31, 2015, proved developed reserves for crude oil and natural gas accounted for 72.7% and 52.1% of our total proved crude oil and natural gas reserves, respectively. Total proved hydrocarbon reserves, including our overseas crude oil reserves of 871.3 million BOE and overseas natural gas reserves of 1,666.1 Bcf, totaling 1,149.0 million BOE, decreased by 4.5% from approximately 22,443.0 million BOE as of December 31, 2014 to approximately 21,441.9 million BOE as of December 31, 2015. Natural gas as a percentage of total proved hydrocarbon reserves increased from 52.8% as of December 31, 2014 to 60.3% as of December 31, 2015.

We prepared our reserve estimates as of December 31, 2013, 2014 and 2015 on the basis of reports prepared by independent engineering consultants, namely DeGolyer and MacNaughton, Ryder Scott Company, L.P., GLJ Petroleum Consultants, Gaffney, Cline & Associates (Consultants) Pte Ltd, Gaffney, Cline & Associates, Inc. and McDaniel & Associates Consultants Ltd. Our reserve estimates include only crude oil and natural gas which we believe can be reasonably produced within the current terms of our production licenses or within the terms of the licenses which we are reasonably certain can be renewed. See “Regulatory Matters — Exploration Licenses and Production Licenses” for a discussion of our production licenses. Also see “Item 3 — Key Information — Risk Factors — Risks Related to Oil and Gas Reserves” for a discussion of the uncertainty inherent in the estimation of proved reserves.

Our reserve data in 2013, 2014 and 2015 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”.

Internal Controls Over Reserves Estimates

We have appointed a Reserve Assessment Directing Team, or the RAD Team. The leader of the RAD Team is our vice president in charge of our upstream business.

In recent years, we have been implementing a practicing professional certification regime to supervise our employees engaged in oil and gas reserve evaluation and auditing functions. We have set up a team of reserve assessors and auditors covering our headquarter office and regional companies to perform reserve estimates and audits. Meanwhile, we have established a special reserve management department in our exploration and production segment. Each of the officers and employees of that department has over 20 years’ experience in oil industry and over 10 years’ experience in SEC-guided reserve evaluation. Many members of that department have national-level registered qualifications in reserve expertise. Each regional company has established a reserve management committee and a multi-disciplinary reserve research office. Mr. Zhang Junfeng, the Director of the Reserve Administration Department of the exploration and production segment, is in charge of the reserve estimation of our company. Mr. Zhang holds a doctorate degree in geology. He has over 20 years of work experience in oil and gas exploration and development. Since 2009, Mr. Zhang has been the expert primarily responsible for overseeing the preparation of the reserves estimates and oil and gas reserve estimation technology and management. The reserve research offices of the regional companies are responsible for estimating newly discovered reserves and updating the estimates of existing reserves. The results of our oil and gas reserve assessment are subject to a two-level review by both the regional companies and our exploration and production company, with final examination and approval by the RAD Team.

In addition, we commissioned independent assessment firms to independently reassess our annually assessed proved reserves in accordance with relevant SEC rules. We disclose the assessments of independent assessment firms in accordance with the SEC requirements.

Third-Party Reserve Report

DeGolyer and MacNaughton, an independent petroleum engineering consulting firm based in the United States, carried out an independent assessment of our reserves in China and certain other countries as of December 31, 2013, 2014 and 2015. Mr. Thomas C. Pence, a senior vice president of DeGolyer and MacNaughton, is primarily responsible for supervising the preparation of our reserve report. Mr. Pence is a Registered Professional Engineer, a member of the International Society of Petroleum Engineers, and has over 33 years of experience in oil and gas reservoir studies and reserve evaluations.

Ryder Scott Company, L.P. (“Ryder Scott”), an independent petroleum engineering consulting firm based in the United States, carried out an independent assessment of certain of our selected petroleum assets in Chad, West Qurna and Kazakhstan as of December 31, 2014 and in Chad and West Qurna as of December 31, 2015. Mr. Daniel R. Olds, a director and a senior vice president of Ryder Scott, was primarily responsible for overseeing the estimate of the reserves, future production and income as stated in the reserve report. Mr. Olds is a licensed professional engineer in the State of Texas, a member of the Society of Petroleum Evaluation Engineers and a member of the Society of Petroleum Engineers. Mr. Olds has more than 34 years of practical experience in the estimation and evaluation of petroleum reserves.

GLJ Petroleum Consultants (“GLJ”), a petroleum consulting firm based in Canada, carried out an independent assessment of our reserves for certain gas and oil properties in Canada as of December 31, 2013, 2014 and 2015. Ms. Trisha MacDonald was the project manager for the evaluation. She is a senior engineer and has over 10 years of relevant experience. Mr. Jodi L. Anhorn, the executive vice president and chief operation officer of GLJ, was the technical supervisor for the evaluation. He is an internationally recognized oil and gas resource evaluation expert and has over 20 years of working experience.

Gaffney, Cline & Associates (Consultants) Pte Ltd. (“GCA”), an engineering consulting firm based in Singapore, carried out an independent assessment of our reserve estimation and valuation in certain countries such as Algeria and Chad as of December 2013. The reserve report of GCA has been compiled under the supervision of Mr. David S. Ahye, the firm’s director for the Asia Pacific region. He has over 30 years’ experience in the petroleum industry and holds a bachelor’s degree in chemical engineering.

Gaffney, Cline & Associates, Inc., an engineering consulting firm based in Texas, the United States, carried out an assessment of our reserves in the Halfaya oilfield in Iraq as of December 31, 2013. Mr. Sakowski was the project manager for the reserves evaluation project of our Halfaya oilfield. He is a mechanical engineer and holds a master’s degree in project management. Mr. Sakowski is a member of the Society of Petroleum Engineers and Alberta APGG. He has 36 years of international experience in the oil and gas industry.

McDaniel & Associates Consultants Ltd., a petroleum consulting firm with its headquarters in Canada, carried out an independent assessment of our reserves held through PetroKazakhstan Inc. as of December 31, 2013 and 2015. Mr. Paul Taylor, the senior vice president of McDaniel &Associates Consultants Ltd., was responsible for supervising the preparation of our reserve report. Mr. Paul Taylor is a member of the Society of Petroleum Evaluation Engineers and the Society of Petroleum Engineers. He has over 30 years’ experience in oil and gas reservoir evaluation.

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

The following table sets forth our estimated proved reserves (including proved developed reserves and proved undeveloped reserves), proved developed reserves and proved undeveloped reserves of crude oil and natural gas as of December 31, 2013, 2014 and 2015.

	Crude Oil	Natural Gas(1)	Combined
	(Million barrels)	(Bcf)	(BOE, in millions)
Proved developed and undeveloped reserves
Reserves as of December 31, 2012	11,018.0	67,581.2	22,281.5
Revisions of previous estimates	(124.1)	(6,415.5)	(1,193.2)
Extensions and discoveries	774.8	10,958.7	2,601.3
Improved recovery	84.4	—	84.4
Production for the year	(932.9)	(2,801.9)	(1,400.0)
Reserves as of December 31, 2013	10,820.3	69,322.6	22,374.1
Revisions of previous estimates	(16.1)	(2,707.4)	(467.2)
Extensions and discoveries	645.6	7,511.1	1,897.4
Improved recovery	94.0	—	94.0
Sold	(4.9)	—	(4.9)
Production for the year	(945.5)	(3,028.8)	(1,450.4)
Reserves as of December 31, 2014	10,593.4	71,097.5	22,443.0
Revisions of previous estimates	(1,662.9)	(206.0)	(1,697.1)
Extensions and discoveries	456.9	9,764.2	2,084.3
Improved recovery	105.6	—	105.6
Sold	—	—	—
Production for the year	(971.9)	(3,131.0)	(1,493.9)
Reserves as of December 31, 2015	8,521.1	77,524.7	21,441.9
Proved developed reserves
As of December 31, 2013	7,219.6	32,813.1	12,688.5
As of December 31, 2014	7,253.5	35,823.9	13,224.2
As of December 31, 2015	6,195.8	40,406.1	12,930.2
Proved undeveloped reserves
As of December 31, 2013	3,600.7	36,509.5	9,685.6
As of December 31, 2014	3,339.9	35,273.6	9,218.8
As of December 31, 2015	2,325.3	37,118.6	8,511.7

(1)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

Our proved undeveloped reserves were 8,511.7 million BOE in 2015. The main changes in our proved undeveloped reserves in 2015 included (i) an increase of 2,084.3 million BOE through extensions and discoveries; (ii) an increase of 105.6 million BOE through improved recovery; (iii) a decrease of 1,065.0 million BOE through revisions due to the factors including the drop of crude oil price; and (iv) the conversion of 1,831.9 million BOE of proved undeveloped reserves into proved developed reserves. In 2015, we spent RMB102,790 million on developing proved undeveloped reserves. The overwhelming majority of our proved undeveloped reserves were situated around the oil fields that are currently producing. The majority of our proved undeveloped reserves are already scheduled for development within five years after initial booking.

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

There are mainly two types of long-term supply arrangements. The first is multi-year supply contracts with terms ranging from 20 to 30 years that can be extended upon mutual agreement. The second type is renewable annual contracts. The majority of the natural gas produced from our gas fields in China is put into our nationwide, long-range pipeline system and sold to customers who have entered into multi-year supply contracts with us in the areas where the long-range pipeline system covers. A small portion of the natural gas produced by our company is put into local or internal pipeline systems and sold to customers in the areas adjacent to our gas fields. These customers typically have formed de-facto long-term relationships with our company over the years and enter into supply contracts with us before the year end to determine the amount of gas to be purchased for the next year, with such contracts being renewed every year. In general, our supply relationships with customers under the annual contracts have existed for more than ten years.

Mainly as a result of our contractual obligations to ensure a long-term, stable supply of natural gas to customers, we must maintain a relatively large amount of proved undeveloped natural gas reserves and develop them over an extended period of time (in some cases, longer than five years).

The following tables set forth our crude oil and natural gas proved reserves and proved developed reserves by region as of December 31, 2013, 2014 and 2015.

	As of December 31,
	2013		2014		2015
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
	(Million barrels)
Crude oil reserves
Daqing	2,484.9	1,895.2	2,267.1	1,710.8	1,804.7	1,483.0
Changqing	2,383.5	1,745.3	2,553.5	1,913.6	2,186.0	1,600.6
Xinjiang	1,548.6	1,024.7	1,535.1	1,028.9	1,040.0	875.6
Other regions(1)	4,403.3	2,554.4	4,237.7	2,600.2	3,490.4	2,236.6

Total	10,820.3	7,219.6	10,593.4	7,253.5	8,521.1	6,195.8

	As of December 31,
	2013		2014		2015
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
	(Bcf)
Natural gas reserves(2)
Changqing	22,610.0	11,275.3	23,030.1	10,796.6	25,808.0	10,826.0
Tarim	20,770.7	8,967.2	22,434.2	12,495.5	24,270.6	14,303.3
Chuanyu	12,490.3	3,488.4	12,841.8	3,781.2	13,399.5	5,833.1
Other regions(1)	13,451.6	9,082.2	12,791.4	8,750.6	14,046.6	9,443.7

Total	69,322.6	32,813.1	71,097.5	35,823.9	77,524.7	40,406.1

(1)	Represents other oil regions in China and our overseas oil and gas fields.
(2)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

Given the significant decline of oil price in 2015, we and our outside reserve consultant performed tests with respect to the sensitivity of our domestic reserves to oil prices pursuant to the industry standards and the SEC reserve rules. We used the price scenarios of US$ 70 per barrel and the 12-month average oil prices in 2014 and 2015 for the tests, respectively, while kept the average gas price, the lifting cost and other relevant factors in 2015 unchanged. The following table sets forth our domestic reserves as of December 31, 2015 under the different price scenarios.

	Proved Reserve
Price Scenario	Crude Oil	Natural Gas	Total
	(million barrels)	(Bcf)	(million BOE)
US$70/barrel	9,322.4	76,122.9	22,009.5
12-month average oil price in 2014	9,950.8	76,203.9	22,651.4
12-month average oil price in 2015	7,714.1	75,864.6	20,358.2

By comparing the result using the 12-month average oil price in 2014 and that using the 12-month average price in 2015, our domestic proved reserve decreased by 2,293.2 million BOE as of December 31, 2015. Under the US$70 scenario, our total domestic proved reserve was 22,009.5 million BOE as of December 31, 2015; and the domestic replacement ratio was 141% and the reserve-to-production ratio was 16.98 years. We believe that we will continue to have a positive domestic reserve base on an ongoing basis.

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

The following table sets forth the number of wells we drilled, or in which we participated, and the results thereof, for the periods indicated.

Year		Daqing	Xinjiang	Changqing	Others(1)	Total
2013
	Net exploratory wells drilled(2)	182	128	1,072	636	2,018
	Crude oil	164	89	638	298	1,189
	Natural gas	8	—	150	179	337
	Dry(3)	10	39	284	159	492
	Net development wells drilled(2)	4,909	1,716	5,981	4,181	16,787
	Crude oil	4,893	1,700	4,899	2,804	14,296
	Natural gas	9	16	994	1,336	2,355
	Dry(3)	7	—	88	41	136
2014
	Net exploratory wells drilled(2)	98	132	995	557	1,782
	Crude oil	76	68	615	309	1,068
	Natural gas	14	1	137	97	249
	Dry(3)	8	63	243	151	465
	Net development wells drilled(2)	5,134	1,559	5,611	3,832	16,136
	Crude oil	5,106	1,537	4,983	3,076	14,702
	Natural gas	16	22	525	731	1,294
	Dry(3)	12	—	103	25	140
2015
	Net exploratory wells drilled(2)	136	123	790	549	1,598
	Crude oil	118	79	414	303	914
	Natural gas	5	6	103	76	190
	Dry(3)	13	38	273	170	494
	Net development wells drilled(2)	3,674	1,359	4,967	3,385	13,385
	Crude oil	3,645	1,339	4,098	2,957	12,039
	Natural gas	22	20	841	392	1,275
	Dry(3)	7	—	28	36	71

(1)	Represents the Liaohe, Jilin, Huabei, Dagang, Sichuan, Tarim, Tuha, Qinghai, Jidong, Yumen, Zhejiang, southern and other oil regions.
(2)	“Net” wells refer to the wells after deducting interests of others. No third parties own any interests in any of our wells.
(3)	“Dry” wells are wells with insufficient reserves to sustain commercial production.

We had 380 wells in the process of being drilled and 8,036 wells with multiple completions as of December 31, 2015.

Oil-and-Gas Properties

The following table sets forth our interests in developed and undeveloped acreage by oil region and in productive crude oil and natural gas wells as of December 31, 2015.

			Acreage(1)
	Productive Wells (1)		Developed		Undeveloped
Oil Region	Crude Oil	Natural Gas	Crude Oil	Natural Gas	Crude Oil	Natural Gas
	(Thousand acres)
Daqing	71,456	305	1,064.21	95.88	766.59	103.01
Changqing	56,482	10,450	1,253.86	5,073.18	612.59	2,362.65
Xinjiang	32,683	271	382.50	58.10	184.46	17.10
Other regions(2)	71,827	5,513	1,568.33	1,038.21	1,047.98	1,395.64

Total	232,448	16,539	4,268.90	6,265.37	2,611.62	3,878.40

(1)	Includes all wells and acreage in which we have an interest. No third parties own any interests in any of our wells or acreage.
(2)	Represents the Liaohe, Jilin, Huabei, Dagang, Southwestern, Tarim, Tuha, Qinghai, Jidong, Yumen, Zhejiang, southern and other oil regions.

Production

The following table sets forth our historical average net daily crude oil and natural gas production by region and our average sales price for the years ended December 31, 2013, 2014 and 2015.

	For the Year Ended December 31,			% of 2015 Total
	2013	2014	2015
Crude oil production(1)
(thousand barrels per day, except percentages or otherwise indicated)
Daqing	797.5	792.3	755.8	28.4
Changqing	492.0	506.8	502.0	18.9
Xinjiang	234.8	238.9	238.9	9.0
Other(2)	1,031.4	1,052.3	1,166.1	43.7

Total	2,555.8	2,590.3	2,662.8	100

Annual production (million barrels)	932.9	945.5	971.9
Average sales price (US$ per barrel)	100.42	94.83	48.35

Natural gas production(1)(3)
(million cubic feet per day, except percentages or otherwise indicated)
Changqing	2,865.9	3,186.3	3,181.2	37.1
Tarim	1,995.3	2,099.4	2,083.0	24.3
Chuanyu	1,148.9	1,252.6	1,412.5	16.5
Other(4)	1,666.2	1,759.7	1,901.4	22.1

Total	7,676.3	8,298.0	8,578.1	100

Annual production (Bcf)	2,801.9	3,028.8	3,131.0
Average realized price (US$ per Mcf)(5)	5.61	6.30	6.23

(1)	Production volumes for each region include our share of the production from all of our cooperative projects with foreign companies in that region.
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

In 2015, we supplied a substantial majority of our total crude oil sales to our refineries. In addition, we entered into a crude oil mutual supply framework agreement with Sinopec in January 2016 for the supply of crude oil to each other’s refineries. Under this agreement, we agreed in principle to supply 1.85 million tons of crude oil to Sinopec in 2016.

The following table sets forth our average sales prices and average lifting costs of crude oil and natural gas of our company on an overall basis and those in China in 2013, 2014 and 2015.

	Crude Oil Average Realized Prices (RMB/ton)	Natural Gas Average Realized Prices (RMB/m3)	Average Lifting Cost (US$/BOE)
2013
Overall	4,596	1,226	13.23
— China	4,525	1,255	13.82
2014
Overall	4,304	1,366	13.76
— China	4,282	1,407	14.51
2015
Overall	2,225	1,371	12.98
— China	2,237	1,468	14.26

Principal Oil and Gas Regions

Daqing Oil Region

The Daqing oil region, our largest oil and gas producing property, is located in the Songliao basin and covers an area of approximately one million acres. In 2013, 2014 and 2015, our crude oil production volume in the Daqing oil region was 797.5 thousand barrels, 792.3 thousand barrels and 755.8 thousand barrels per day, respectively. As of December 31, 2015, we produced crude oil from 40 fields in the Daqing oil region.

As of December 31, 2015, our proved crude oil reserves in the Daqing oil region were 1,804.7 million barrels, representing 21.2% of our total proved crude oil reserves. As of December 31, 2013 and 2014, the proved crude oil reserves in our Daqing oil region were 2,484.9 million barrels and 2,267.1 million barrels, respectively. In 2015, the crude oil reserve-to-production ratio of the Daqing oil region was 6.4 years.

Daqing’s crude oil has low sulfur and high paraffin content. As many refineries in China, particularly those in northeastern China, are configured to refine Daqing crude oil, we have a stable market for the crude oil we produce in the Daqing oil region.

Changqing Oil and Gas Region

The Changqing oil and gas region covers parts of Shaanxi Province, Gansu Province, Ningxia, Inner Mongolia and Shanxi Province. As of December 31, 2015, our proved crude oil reserves in the Changqing oil region were 2,186.0 million barrels, representing 25.7% of our total proved crude oil reserves. In 2015, our crude oil production in the Changqing oil region averaged 502.0 thousand barrels per day, representing approximately 18.9% of our total daily crude oil production. In 2015, the crude oil reserve-to-production ratio at the Changqing oil region was 11.9 years.

In the early 1990s, we discovered the Changqing oil and gas region, which had total proved natural gas reserves of 25,808.0 Bcf as of December 31, 2015, representing 33.3% of our total proved natural gas reserves. In January 2001, we discovered the Sulige gas field in the Changqing oil and gas region, which had total proved natural gas reserves of 14,185.2 Bcf as of December 31, 2015. Sulige gas field is currently the largest gas field in China. In 2015, the Changqing oil and gas region produced 1,161.1 Bcf of natural gas for sale, representing a decrease of 0.2% from 1,163.0 Bcf in 2014.

Xinjiang Oil Region

The Xinjiang oil region is one of our four largest crude oil producing properties and is located in the Junggar basin in northwestern China. We commenced our operations in the Xinjiang oil region in 1951. The Xinjiang oil region covers a total area of approximately 900,000 acres.

As of December 31, 2015, our proved crude oil reserves in the Xinjiang oil region were 1,040.0 million barrels, representing 12.2% of our total proved crude oil reserves. In 2015, our oil fields in the Xinjiang oil region produced an average of 238.9 thousand barrels of crude oil per day, representing approximately 9.0% of our total daily crude oil production. In 2015, the crude oil reserve-to-production ratio at the Xinjiang oil region was 11.9 years.

Tarim Oil and Gas Region

The Tarim oil and gas region is located in the Tarim basin in northwestern China with a total area of approximately 590,000 acres. In 1998, we discovered the Kela 2 natural gas field in the Tarim oil and gas region. As of December 31, 2015, the proved natural gas reserves in the Tarim oil and gas region reached 24,270.6 Bcf, representing 31.3% of our total proved natural gas reserves.

In 2015, we produced 760.3 Bcf of natural gas for sale in the Tarim oil and gas region. We have completed the construction of the pipelines to deliver natural gas in the Tarim oil and gas region to the central and eastern regions of China where there is strong demand for natural gas transmitted through our West-East Gas Pipelines. See “— Natural Gas and Pipeline — Natural Gas Transmission Infrastructure” for a discussion of our West-East Gas Pipeline.

Chuanyu Gas Region

We began natural gas exploration and production in the Chuanyu gas region in the 1950s. The Chuanyu gas region covers a total area of approximately 2.3 million acres. The natural gas reserve-to-production ratio in the Chuanyu gas region was approximately 26.0 years in 2015. As of December 31, 2015, we had 116 natural gas fields under development in the Chuanyu gas region.

As of December 31, 2015, our proved natural gas reserves in the Chuanyu gas region were 13,399.5 Bcf, representing 17.3% of our total proved natural gas reserves and an increase of 4.3% from 12,841.8 Bcf as of December 31, 2014. In 2015, our natural gas production for sale in the Chuanyu gas region reached 515.6 Bcf, representing 16.5% of our total natural gas production for sale. In October 2015, the gas facility with an annual production capacity of 11 billion cubic meters became operational in the Anyue monomer marine uncompartmentalized carbonate gas reservoir in Chuanyu gas region.

OUR REFINING AND CHEMICALS SEGMENT

Urumqi
Beijing
YELLOW SEA
Yellow River
Yangtze River
Zhengzhou
Lhasa
Shanghai
EAST CHINA SEA
Chongqing
Wuhan
Hong Kong
SOUTH CHINA SEA

1. Northwest Chemicals Distribution Company
2. Northeast Chemicals Distribution Company
3. Southwest Chemicals Distribution Company
4. East China Chemicals Distribution Company
5. North China Chemicals Distribution Company
6. South China Chemicals Distribution Company
7. Liaohe Petrochemical Company
8. Karamay Petrochemical Plant
9. Dagang Petrochemical Company
10. Huhhot Petrochemical Company
11. Changqing Petrochemical Company
12. Sichuan Petrochemical Company
13. North China Petrochemical Company
14. Harbin Petrochemical Company
15. Jinzhou Petrochemical Company
16. Jinxi Petrochemical Company
17. Dalian Petrochemical Company
18. Fushun Petrochemical Company
19. Daqing Petrochemical Company
20. Jilin Petrochemical Company
21. Urumqi Petrochemical Company
22. Lanzhou Petrochemical Company
23. Daqing Refinery
24. Liaoyang Petrochemical Company
25. Dushanzi Petrochemical Company
26. Ningxia Petrochemical Company
27. Qingyang Petrochemical Company
28. Guangxi Petrochemical Company

Refining and Chemicals

We now operate 28 enterprises located in eight provinces, four autonomous regions and three municipalities to engage in refining of crude oil and petroleum products, as well as the production and marketing of basic petrochemical products, derivative chemical products and other chemical products.

The following table sets forth the financial and operating data of our refining and chemicals segment for each of the years ended December 31, 2013, 2014 and 2015:

	Year Ended December 31,
	2013	2014	2015
Revenue (RMB in millions)	871,815	846,082	642,428
(Loss) /Profit from operations (RMB in millions)	(24,392)	(23,560)	4,883
Crude oil processed (million barrels)	992.3	1,010.6	998.1
Crude oil primary distillation capacity (million barrels/year)	1,174.1	1,248.0	1,252.4
Production of refined oil products (thousand tons)	90,282	92,671	91,933

Refining

Refined Products

We produce a wide range of refined products at our refineries. Some of the refined products are for our internal consumption and used as raw materials in our petrochemical operation. The table below sets forth production volumes for our principal refined products for each of the years ended December 31, 2013, 2014 and 2015.

	Year Ended December 31,
Principal Product	2013	2014	2015
	(In thousand tons)
Diesel	56,876	57,627	54,182
Gasoline	29,294	30,688	32,258
Kerosene	4,112	4,356	5,493
Lubricants	1,886	1,581	1,210
Fuel oil	3,802	3,423	2,700
Naphtha	9,056	9,966	9,748

Our Refineries

Most of our refineries are strategically located close to our crude oil production and storage bases along our crude oil and refined product transmission pipelines and railways, which provide our refineries with secure supplies of crude oil and facilitate our distribution of refined products to the domestic markets. In 2015, we further optimized our production processes, adjusted our products portfolio and concentrated our resources and production capacity on products with high profit margins. The major facility of Yunnan petrochemical project with a capacity for processing crude oil of over 10 million tons per year was completed. In 2015, we also completed ahead of schedule the upgrading of auto-use gasoline and diesel quality to ensure compliance with China V standards in 11 provinces and municipalities in eastern China. China V standards for auto-use gasoline and diesel will be implemented across the country in 2017. In each of the years ended December 31, 2013, 2014, and 2015, our exploration and production operations supplied approximately 68.8%, 68.7% and 69.9%, respectively, of the crude oil processed in our refineries.

The table below sets forth certain operating statistics regarding our refineries as of December 31, 2013, 2014 and 2015.

	As of December 31,
	2013	2014	2015
Primary distillation capacity(1) (thousand barrels per day)
Lanzhou Petrochemical	212.6	212.6	212.6
Dalian Petrochemical	415.0	415.0	415.0
Fushun Petrochemical	222.7	222.7	222.7
Dushanzi Petrochemical	202.4	202.4	202.4
Guangxi Petrochemical	202.4	202.4	202.4
Jilin Petrochemical	198.4	198.4	198.4
Sichuan Petrochemical	—	202.4	202.4
Other refineries	1,763.2	1,763.2	1,775.4

Total	3,216.7	3,419.2	3,431.3

Refining throughput (thousand barrels per day)
Lanzhou Petrochemical	212.6	185.4	195.8
Dalian Petrochemical	281.9	259.1	280.7
Fushun Petrochemical	167.8	170.5	164.0
Dushanzi Petrochemical	183.4	181.2	139.8
Guangxi Petrochemical	137.3	143.8	130.3
Jilin Petrochemical	173.5	168.7	162.0
Sichuan Petrochemical	—	125.4	152.0
Other refineries	1,562.0	1,534.6	1,509.9

Total	2,718.5	2,768.7	2,734.5

(1)	Represents the primary distillation capacity of crude oil and condensate.

In each of the years ended December 31, 2013, 2014 and 2015, the average utilization rate of the primary distillation capacity at our refineries was 87.3%, 86.1% and 84.2%, respectively, and the average yield for our four principal refined products (gasoline, kerosene, diesel and lubricants) at our refineries was 68.6%, 68.9% and 69.0%, respectively. “Yield” represents the number of tons of a refined product expressed as a percentage of the number of tons of crude oil from which that product is processed. In each of the years ended December 31, 2013, 2014 and 2015, the yield for all refined products at our refineries was 93.4%, 93.8% and 93.8%, respectively.

Dalian Petrochemical, Lanzhou Petrochemical, Dushanzi Petrochemical, Guangxi Petrochemical, Sichuan Petrochemical, Fushun Petrochemical and Jilin Petrochemical were our leading refineries in terms of both primary distillation capacity and refining throughput in 2015.

To maintain efficient operations of our facilities and lower production costs, we have endeavored to achieve the most cost-efficient proportions of various types of crude oil in our refining process. We purchase a portion of our crude oil requirements from third-party international suppliers located in different countries and regions. In 2015, we purchased crude oil sourced from Rosneft, a Russian company which is subject to U.S. economic sanctions, and from Sudan, which is on the U.S. sanction list, for use in our refining operations. The revenue generated from our refinery from the crude oil sourced from Rosneft and Sudan accounted for 2.45% and 0.04% of our total revenue in 2015, respectively. See “Item 3 — Key Information — Risk Factors — Risks Related to Outbound Investments and Trading”

Chemicals

Most of our chemical plants are close to our refineries and are connected to the refineries by pipelines, providing additional production flexibility and opportunities for cost competitiveness. The raw materials required by our chemicals operations have been supplied by our own refineries.

Our Chemical Products

The table below sets forth the production volumes of our principal chemical products for each of the years ended December 31, 2013, 2014 and 2015.

	Year Ended December 31,
	2013	2014	2015
	(In thousand tons)
Basic petrochemicals
Propylene	4,257	4,600	4,848
Ethylene	3,982	4,976	5,032
Benzene	1,689	1,771	1,896
Derivative petrochemicals
Synthetic resin	6,537	7,951	8,215
Other synthetic fiber raw materials and polymer	1,218	1,293	1,348
Synthetic rubber	665	745	713
Other chemicals
Urea	3,771	2,663	2,566

We are one of the major producers of ethylene in China. We use the bulk of the ethylene we produce as a principal feedstock for the production of many chemical products, such as polyethylene. As of December 31, 2015, our annual ethylene production capacity was 5,910 thousand tons. We produce a number of synthetic resin products, including polyethylene, polypropylene and ABS. As of December 31, 2015, our production capacities for polyethylene, polypropylene and ABS were 5,060 thousand tons, 4,140 thousand tons and 705 thousand tons, respectively.

Marketing of Chemicals

Our chemical products are distributed to a number of industries including the automotive, construction, electronics, medical manufacturing, printing, electrical appliances, household products, insulation, packaging, paper, textile, paint, footwear, agriculture and furniture industries.

The following table sets forth the sales volumes of our chemical products by principal product category for each of the years ended December 31, 2013, 2014 and 2015.

	Year Ended December 31,
Product	2013	2014	2015
	(In thousand tons)
Derivative petrochemicals
Synthetic resin	6,540.8	7,718.9	8,222.3
Synthetic fiber	101.8	86.4	83.7
Synthetic rubber	804.6	793.7	764.5
Intermediates	9,312.7	8,149.6	8,838.3
Other chemicals
Urea	3,943.7	2,681.8	2,106.1

In each of the years ended December 31, 2013, 2014 and 2015, our capital expenditures for our refining and chemicals segment were approximately RMB26,671 million, RMB30,965 million and RMB15,725 million, respectively. These capital expenditures were incurred primarily in connection with the construction and expansion of our refining and chemical facilities and the upgrading of our product quality. We believe that our refined products are capable of meeting the product specification and environmental protection requirements as set by the PRC government.

OUR MARKETING SEGMENT

Urumqi
Lhasa
Yellow River
Yangtze River
Chengdu
Chongqing
Zhengzhou
Beijing
Shanghai
Guangzhou
Hong Kong
YELLOW SEA
EAST CHINA SEA
SOUTH CHINA SEA

1. Heilongjiang Marketing Company
2. Jilin Marketing Company
3. Liaoning Marketing Company
4. Dalian Marketing Company
5. Inner Mongolia Marketing Company
6. Xinjiang Marketing Company
7. Qinghai Marketing Company
8. Gansu Marketing Company
9. Ningxia Marketing Company
10. Shaanxi Marketing Company
11. Chongqing Marketing Company
12. Sichuan Marketing Company
13. Tibet Marketing Company
14. Beijing Marketing Company
15. Tianjin Marketing Company
16. Hebei Marketing Company
17. Shanxi Marketing Company
18. Shandong Marketing Company
19. Shanghai Marketing Company
20. Jiangsu Marketing Company
21. Zhejiang Marketing Company
22. Anhui Marketing Company
23. Henan Marketing Company
24. Hubei Marketing Company
25. Hunan Marketing Company
26. Jiangxi Marketing Company
27. Fujian Marketing Company
28. Guangdong Marketing Company
29. Hainan Marketing Company
30. Guangxi Marketing Company
31. Guizhou Marketing Company
32. Yunnan Marketing Company
33. Northeast Marketing Company
34. Northwest Marketing Company
35. PetroChina Fuel Oil Company
36. PetroChina Lubricant Company
37. Dalian Marine Shipping Company

Marketing

We engage in the marketing of refined products through 37 regional sales companies including three distribution branch companies, one lubricants branch company and one fuel oil company. These operations include the transportation and storage of the refined products, and the wholesale, retail and export of gasoline, diesel, kerosene, lubricant, asphalt and other refined products. In addition, with respect to our international trading sector, we have optimized the import and export resources, actively expanded into the high-end markets, and maintained a rapid development with growing trading volume and improved operation results.

The following table sets forth the financial and operating data of our marketing segment for each of the years ended December 31, 2013, 2014 and 2015:

	Year Ended December 31,
	2013	2014	2015
Revenue (RMB in millions)	1,946,806	1,938,501	1,383,426
Profit/(loss) from operations (RMB in millions)	7,562	5,421	(500)
External sales volume of refined oil products (thousand tons)	159,133	160,878	160,097

We market a wide range of refined products, including gasoline, diesel, kerosene and lubricants, through an extensive network of sales personnel and independent distributors and a broad wholesale and retail distribution system across China. As of December 31, 2015, our marketing network consisted of:

•

Numerous nationwide wholesale distribution outlets. All of these outlets are located in high demand areas across China, particularly in the coastal areas, along major railways and along the Yangtze River; and

•	20,714 service stations, consisting of 19,982 service stations owned and operated by us and 732 franchised service stations owned and operated by third parties.

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

The following table sets forth our sales volumes of diesel, gasoline, kerosene and lubricants for each of the years ended December 31, 2013, 2014 and 2015.

	Year Ended December 31,
Product	2013	2014	2015
	(In thousand tons)
Diesel	93,301	87,041	84,763
Gasoline	52,350	59,821	60,651
Kerosene	13,482	14,016	14,683
Lubricants	1,740	1,498	1,150

Wholesale Marketing

We sell refined products both directly and through independent distributors into various wholesale markets, as well as to utility, commercial, petrochemical, aviation, agricultural, fishery and transportation companies in China. Our gasoline and diesel sales also include the amount we transferred to our retail operations.

Retail Marketing

The weighted average sales volume of gasoline and diesel per business day at our service station network was 11.0 tons per service station in 2013, 10.8 tons per service station in 2014 and 10.6 tons per service station in 2015.

Capital expenditures for the marketing segment for the years ended December 31, 2013, 2014 and 2015 amounted to RMB 7,101 million, RMB 5,616 million and RMB 7,061 million, respectively, which were used mainly for the construction of sales network facilities including service stations and oil storage tanks.

Natural Gas and Pipeline

We are China’s largest natural gas transporter and seller in terms of sales volume. We sell natural gas primarily to industrial companies, power plants, fertilizer and chemical companies, commercial users and municipal utilities owned by local governments. In addition, we also transmit crude oil and refined products in the natural gas and pipeline segment.

The following table sets forth the financial and operating data of our natural gas and pipeline segment for each of the years ended December 31, 2013, 2014 and 2015:

	As of December 31 or Year Ended December 31,
	2013	2014	2015
Revenue (RMB in millions)	232,751	284,262	281,778
Profit from operations (RMB in millions)	28,888	13,126	51,231
Total length of natural gas pipelines (km)	43,872	48,602	48,629
Total length of crude oil pipeline (km)	17,614	18,107	18,892
Total length of refined oil products pipeline (km)	9,534	10,086	10,091
Total volume of natural gas sold(1) (Bcf)	3,480.0	4,424.2	5,583.6

(1)	Represents the natural gas sold to third parties

Our Principal Markets for Natural Gas

We sell our natural gas in the whole country of China and our principal markets are the northern, eastern and southwestern regions of China and the Pearl River Delta area.

Sichuan Province and Chongqing Municipality are two of our principal markets for natural gas in southwest China. We supply natural gas to Sichuan Province and Chongqing Municipality from our exploration and production operations in the Chuanyu oil and gas region. Beijing Municipality, Tianjin Municipality, Hebei Province and Shandong Province in northern China have relatively high energy consumption levels. These areas are important markets for our natural gas transmission and marketing business. We supply natural gas to these areas primarily from the Changqing oil region through the Shaanxi to Beijing natural gas pipeline.

Shanghai Municipality, Jiangsu Province, Zhejiang Province and Anhui Province located in Yangtze River Delta of eastern China, and Henan Province and Hubei Province located in the central China have become our significant natural gas markets.

We committed to provide approximately 4,590.9 Bcf of natural gas in 2016. However, the committed quantity of supply may be adjusted by the buyers in light of the actual situation.

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

Natural Gas Transmission Infrastructure

As of December 31, 2015, we owned and operated approximately 48,629 kilometers of natural gas pipelines in China. Our natural gas pipelines represent the vast majority of China’s onshore natural gas pipelines. Our existing natural gas pipelines form a national trunk network for natural gas supply and the regional natural gas supply networks in northwestern, southwestern, northern and central China as well as the Yangtze River Delta.

The First West-East Gas Pipeline

The construction of the First West-East Gas Pipeline commenced officially in July 2002 and was completed and put into operation on October 1, 2004. The main line of our West-East Gas Pipeline links our natural gas fields in Xinjiang and Changqing with Henan Province, Anhui Province, Jiangsu Province, Shanghai Municipality and other areas in the Yangtze River Delta. It is designed to mainly transmit the natural gas produced at Tarim oil region to Henan, Anhui, Jiangsu, Zhejiang and Shanghai. The First West-East Gas Pipeline includes one main line, three main branch lines and numerous accessory branch lines, and two underground storage facilities, with a total length of 5,778 kilometers, of which the main line has a total length of 3,833 kilometers. The First West-East Gas Pipeline has a designed annual throughput capacity of 600.4 Bcf.

The Second West-East Gas Pipeline

In February 2008, we commenced the construction of the Second West-East Gas Pipeline. The west section of the Second West-East Gas Pipeline was put into operation in December 2009. In June 2011, the east section was put into operation. By the end of 2012, the main line and branch lines as well as the Hong Kong branch line of the Second West-East Gas Pipeline were all completed and put into operation. The Second West-East Gas Pipeline includes one main line, eight main branch lines and numerous accessory branch lines and three underground storage facilities, with a total length of 8,218 kilometers. The main line of the Second West-East Gas Pipeline has a length of 4,877 kilometers. The western section of the main line extends from Horgos to Zhongwei with a length of 2,325 kilometers and a designed annual throughput capacity of 1,059.5 Bcf. The eastern section of the main line extends from Zhongwei to Guangzhou with a length of 2,552 kilometers and a designed annual throughput capacity of 988.8 Bcf.

The Third West-East Gas Pipeline

The main line of the Third West-East Gas Pipeline extends from Horgos to Fuzhou via Zhongwei. It consists of five main branch lines, including the Yining-Horgos Line, and numerous accessory branch lines, with a total length of 6,840 kilometers and a designed annual throughput capacity of 1,059.4 Bcf. By the end of 2014, the western section of the Third West-East Gas Pipeline that extends from Horgos to Zhongwei was completed, with a length of 2,459 kilometers. The eastern section which extends from Ji’an to Fuzhou is 829 kilometers long and is scheduled to be completed and put into operation by second half of 2016.

In addition, we also operate other natural gas pipelines, such as the Zhong County-to-Wuhan natural gas pipeline, the first, the second and the third Shaanxi-to-Beijing natural gas pipelines and Sebei-to-Lanzhou natural gas pipelines.

Crude Oil Transportation Infrastructure

We have an extensive network for the transportation, storage and distribution of crude oil, which covers many regions of China. As of December 31, 2015, we had crude oil pipelines of 18,892 kilometers.

Russia to China Crude Oil Pipeline

In May 2009, we commenced the construction of the Russia to China crude oil transmission pipeline (the Mohe-to-Daqing section) upon the approval of the National Development and Reform Commission, or NDRC. In

September 2010, we completed construction of the entire line and put it into commercial production in January 2011. We were the builder and operator of the section crossing the Heilongjiang River and the section which lies in China. This pipeline extends from the Skovorodino off-take station of Russia’s Far East Pipeline through Galinda at the Russian border, Heilongjiang Province, and Inner Mongolia, to Daqing terminal station. This pipeline is 935 kilometers long and has a designed annual transmission capacity of 15 million tons. In February 2016, the second Russia-to-China oil pipeline from Mohe to Daqing was approved by the NDRC, the construction of which is expected to be completed by 2017 with a length of 955 kilometers and a designed annual transmission capacity of 15 million tons.

In addition, we also operate other crude oil pipelines, including the western crude oil pipeline, the northeastern crude oil pipeline network and the Lancheng crude oil pipeline.

Refined Product Transportation Infrastructure

As of December 31, 2015, we had refined product pipelines of 10,091 kilometers.

The Lanzhou-to-Zhengzhou-to-Changsha Pipeline

We received approval from the NDRC for and commenced construction of the Lanzhou-to-Zhengzhou-to-Changsha refined oil pipeline in December 2007. The pipeline starts from Lanzhou of Gansu Province and terminates at Changsha of Hunan Province, with a total length of 3,142 kilometers, including the length of all the main lines and branch lines. We finished construction and commenced the operation of the section from Lanzhou to Zhengzhou in April 2009 and the section from Zhengzhou to Wuhan in August 2009. The construction of all the main line and branch lines was completed by October 2013.

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

As a result of China’s recent policies towards diversification of market participants, we also face competition from new market participants. Over the recent years, large state-owned enterprises, such as Sinochem Group and China North Industries Group Corporation, have entered the refinery sector and local independent refineries have been growing rapidly. The refinery sector in China, which had long been dominated by us and Sinopec, has been more competitive.

We also face competition from imported refined products and chemical products in terms of price and quality. In recent years, competition from foreign producers of refined products and chemical products has increased and the retail and wholesale markets in China for refined products and chemical products have been gradually opened to foreign competition as tariff and non-tariff barriers for imported refined products and chemical products are being lifted over time. For example, sales of chemical products imported from the Middle East have had increased rapidly in China in recent years. In response, we have to reduce our production costs, improve the quality of our products and optimize our product mix.

In addition, we also face competition from alternative energies. For example, electric car, as a clean means of transport with “zero pollution and zero emission” has won the favor of the government. The central and local governments have imposed restrictions on oil-powered cars, while encouraged electricity-powered cars. The alternative energy-powered cars, especially electric cars, will continue to grow at a high rate in 2016. Despite the issues such as immature technologies, short range and limited infrastructure with respect to electric cars, with the importance attached by the central government to the development of electric car batteries and electric car technologies and the focus given by the local government to the construction of electric car charging infrastructure, the advantages of electric cars will be fully demonstrated in the future. As a result, the impact of the innovation of electric cars on us will become increasingly obvious.

Natural Gas and Pipeline Operations

We are the largest natural gas supplier in the PRC in terms of sales volume. Currently, we face competition from Sinopec, CNOOC, coal-based natural gas producers and other companies in the supply of natural gas to Beijing, Tianjin, Hebei Province, Shanghai, Jiangsu Province, Anhui Province, Henan Province, Hubei Province, Hunan Province and the northwestern regions of China, our existing principal markets for natural gas. Currently, Sinopec has natural gas fields in Sichuan Province and Chongqing Municipality and sells natural gas to users in places such as Sichuan, Chongqing, Hunan, Jiangsu, Zhejiang and Shanghai. We have also expanded into the coastal regions in southeastern China where we may face competition from CNOOC and Sinopec. We believe that our dominant natural gas resources base, our relatively advanced technologies and our skills in managing long distance pipelines will enable us to continue to be a dominant player in the natural gas markets in China.

See “Item 3 — Key Information — Risk Factors — Risks Related to Competition”.

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

We anticipate that the environmental laws and regulations to which we are subject will become increasingly strict and are therefore likely to have an increasing impact on our operations. It is difficult, however, to predict accurately the effect of future developments in such laws and regulations on our future earnings and operations. Some risk of environmental costs and liabilities is inherent in our operations and products, as it is with other companies engaged in similar businesses. We cannot assure you that material costs and liabilities will not be incurred. However, we do not currently expect any material adverse effect on our financial condition or results of operations as a result of compliance with such laws and regulations. We paid pollutant discharge fees of approximately RMB378 million, RMB385 million and RMB347 million, in 2013, 2014 and 2015, respectively.

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

Our capital expenditures on environmental programs in 2013, 2014 and 2015 were approximately RMB2.55 billion, RMB4.00 billion and RMB4.14 billion, respectively.

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

See “Item 3 — Key Information — Risk Factors — Risks Related to Environmental Protection and Safety” and “Item 3 — Key Information — Risk Factors — Risks Related to Climate Change”.

Legal Proceedings

On September 3 and 6, 2013, two respective class action complaints were filed with the United States District Court for the Southern District of New York (the “District Court”) against us and certain of our former and current directors and senior management for alleged violations of the securities laws of the United States. These complaints were filed in light of PRC authorities’ investigation into certain of our former directors and senior management.

On April 4, 2014, the District Court entered an order to consolidate the related actions and appointed a lead plaintiff and lead counsel.

On June 6, 2014, the lead plaintiff submitted a revised complaint whereby our current directors and senior management were removed from the complaint and the individual defendants only include the former directors and senior management. The relevant charges set out in the complaint were basically the same as those in the previous complaint.

On August 5, 2014, in view of the revised complaint, we filed a motion to dismiss.

On November 24, 2014, upon approval by the court, the U.S. plaintiff further submitted a revised complaint.

In view of the complaint, we filed another motion to dismiss on February 13, 2015.

On April 10, 2015, the District Court held a pre-motion conference to discuss the plaintiff’s request for submission of supplemental pleadings, and the District Court dismissed the plaintiff’s request.

On May 22, 2015, we filed a Reply Memorandum of Law in Support of Motion with the District Court in response to the plaintiff’s filing of a Memorandum of Law in Opposition to Motion.

On August 3, 2015, the District Court issued an Opinion and Order, granting our motion to dismiss, and directing termination of the motion and the closing of the case.

On August 10, 2015, pursuant to the U.S. federal court procedure rules, the plaintiff filed notice of appeal to the United States Court of Appeals for the Second Circuit (the “Second Circuit”) from the judgment entered by the Court.

On November 19, 2015, we filed Opposition Brief in response to the plaintiffs’ Appeal Brief.

On December 3, 2015, the plaintiffs filed a Reply Memorandum of Law with the Second Circuit.

On March 16, 2016, an oral examination session was conducted at the Second Circuit.

On March 21, 2016, the Panel of the Court of Appeals for the Second Circuit issued a Summary Order and Judgment affirming the judgment of the District Court, thus supporting the dismissal by the District Court of the plaintiff’s complaint. The plaintiff has right within 90 days from the date of the said court order to request for certiorari by the Supreme Court of the United States with regard to the decision by the Second Circuit.

Our normal course of business has not been affected by these complaints. We will proactively and vigorously contest the complaint with our best efforts to protect our legitimate rights and interests.

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

As of December 31, 2015, we owned approximately 9,400 patents in China and other jurisdictions. We were granted 2,505 patents in China in 2015.

Regulatory Matters

Overview

China’s oil and gas industry is subject to extensive regulation by the PRC government with respect to exploration, production, transmission and marketing of crude oil and natural gas as well as production, transportation and marketing of refined products and chemical products. The following central government authorities exercise control over China’s oil and gas industry:

•

The Ministry of Land and Resources, or the MLR, has the authority to grant, examine and approve oil and gas exploration and production licenses, and to oversee the registration and transfer of exploration and production licenses;

•	The Ministry of Commerce, or the MOFCOM,

•	sets and grants import and export volume quotas for crude oil and refined products in accordance with the market supply and demand in China as well as WTO requirements for China;

•	issues import and export licenses for crude oil and refined products to oil and gas companies that have obtained import and export quotas; and

•	examines and approves production sharing contracts in relation to oil and coal seam gas and Sino-foreign equity and cooperative joint venture contracts.

•	The National Development and Reform Commission, or the NDRC:

•	is responsible for industry administration, industry policy and policy coordination over China’s oil and gas industry;

•	determines mandatory minimum volumes and applicable prices of natural gas to be supplied to certain fertilizer producers;

•	publishes guidance prices for natural gas and maximum retail prices for certain refined products, including gasoline and diesel;

•	formulates the plan for aggregate import and export volume of crude oil and refined products in accordance with the market supply and demand in China;

•	approves significant petroleum, natural gas, oil refinery and chemical projects set forth under the Catalogs of Investment Projects Approved by the Central Government; and

•	approves Sino-foreign equity and cooperative projects exceeding certain capital amounts.

Exploration Licenses and Production Licenses

The Mineral Resources Law authorizes the MLR to exercise administrative authority over the exploration and production of mineral resources within the PRC. The Mineral Resources Law and its supplementary regulations provide the basic legal framework under which exploration licenses and production licenses are granted. The MLR has the authority to issue exploration licenses and production licenses. Applicants must be companies approved by the State Council to engage in oil and gas exploration and production activities.

Applicants for exploration licenses must first register with the MLR blocks in which they intend to engage in exploration activities. The holder of an exploration license is obligated to make a progressively increasing annual minimum exploration investment in each corresponding block. Investments range from RMB2,000 per square kilometer for the initial year to RMB5,000 per square kilometer for the second year, and to RMB10,000 per square kilometer for the third and subsequent years. Additionally, the holder has to pay an annual exploration license fee that starts at RMB100 per square kilometer for each of the first three years and increases by an additional RMB100 per square kilometer per year for subsequent years up to a maximum of RMB500 per square kilometer. The maximum term of an oil and natural gas exploration license is seven years, subject to renewal upon expiration of the original term, with each renewal being up to two years. At the exploration stage, an applicant can also apply for a progressive exploration and production license that allows the holder to test and develop reserves not yet fully proven. Upon the detection and confirmation of the quantity of reserves in a certain block, the holder must apply for a production license based on economic evaluation, market conditions and development planning in order to shift into the production phase in a timely fashion. In addition, the holder needs to obtain the right to use that block of land. Generally, the holder of a full production license must obtain a land use rights certificate for industrial land use covering that block of land.

The MLR issues production licenses to applicants on the basis of the reserve reports approved by the relevant authorities. Production license holders are required to pay an annual production right usage fee of RMB1,000 per square kilometer. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. In accordance with a special approval from the State Council, the MLR has issued production licenses with terms coextensive with the projected productive life of the assessed proven reserves as discussed above. Each of our production licenses is renewable upon our application 30 days prior to expiration. If oil and gas prices increase, the productive life of our crude oil and natural gas reservoirs may be extended beyond the current terms of the relevant production licenses.

Among the major PRC oil and gas companies, the exploration licenses and production licenses held by us, Sinopec and CNOOC account for the majority of mining rights in China. Among those companies, we and Sinopec primarily engage in onshore exploration and production, while CNOOC primarily engages in offshore exploration and production.

Pricing

Crude Oil

We and Sinopec set the crude oil median prices each month based on the average international market FOB prices for crude oil of different grades in the previous month. In addition, PetroChina and Sinopec negotiate a premium or discount to reflect transportation costs, the differences in oil quality and the supply and demand.

Refined Products

The prices of our gasoline and diesel products are set by the government.

On December 18, 2008, the NDRC issued the Notice on Implementing Price and Tax Reform of Refined Oil, which improved the pricing mechanism for refined oil products. Under the improved mechanism, the domestic ex-factory prices of refined oil products are determined on the basis of the relevant international crude oil prices, by taking into consideration the average domestic processing cost, tax and a pre-determined profit margin. The prices of diesel and gasoline continue to follow the government guiding prices. The highest retail price set for gasoline and diesel is calculated by using the relevant ex-factory price and a determined profit margin for retailing activities.

On March 26, 2013, the NDRC issued the Notice on Further Improvement of Refined Oil Pricing Mechanism and the amended and restated Measures for Oil Prices Management (on trial). Under this new system, (i) the price adjustment period was shortened from 22 working days to 10 and the 4% limit on the price adjustment range was eliminated; (ii) the composition of the basket of crudes to which refined oil products prices are linked was adjusted in light of the composition of the imported crudes and changes in crudes trading on the international market; and (iii) the refined oil products pricing mechanism was further enhanced.

In order to promote the oil product quality upgrading, on September 16, 2013, the NDRC issued the Circular regarding Relevant Opinions on the Pricing Policy for Oil Product Quality Upgrading, pursuant to which the price increase standard for the auto-use gasoline and diesel upgraded to China IV Standard shall be set as RMB290 per ton and RMB370 per ton, respectively, and the price increase standard for the auto-use gasoline and diesel upgraded from China IV to China V Standard shall be set at RMB170 per ton and RMB160 per ton, respectively.

On January 13, 2016, the NDRC issued the Notice on Issues Concerning Further Improving the Refined Oil Price for the Establishment of the Refined Oil Price Mechanism, pursuant to which, starting from January 13, 2016, downward adjustment of the refined oil price is subject to a floor of US$40 per barrel. Accordingly, when the international crude oil price drops to US$40 per barrel or below, the refined oil price in China shall not be adjusted downwards and the unadjusted amount shall be allocated to the reserve fund to be used for energy saving, reduction of emission, improving the oil quality and securing a safe supply of refined oil. When the international crude oil price surges to US$130 per barrel or above, appropriate financial and taxation policies shall be adopted to ensure the production and supply of refined oil but the refined oil price shall in principle remain unadjusted or shall only be slightly adjusted upwards. This regulation also liberalized the ex-factory price of liquefied petroleum gas.

Chemical Products

We determine the prices of all of our chemical products based on market conditions.

Natural Gas

On June 28, 2013, the NDRC announced the initiation of a program for adjustment of natural gas prices from July 10, 2013. The program consists of (i) changing pricing mechanism of natural gas from ex-factory price to citygate price, and no longer differentiating the prices payable by the users in different provinces; (ii) establishment of the mechanism linking the citygate price of natural gas to the price of alternative energy with a view to gradually shift to a market-driven pricing mechanism for natural gas; (iii) adopting differential pricing approaches towards the existing usage and the incremental usage so as to establish as soon as practicable a new pricing mechanism for natural gas while reducing the impact that the pricing reform will have on existing gas users.

On August 10, 2014, based on the natural gas price reform roadmap, the NDRC issued price adjustment programs for non-residential use stock natural gas, pursuant to which, effective from September 1, 2014, (i) the natural gas citygate price for non-residential uses was increased by RMB400 per thousand cubic meters; (ii) no adjustment will be made to the citygate price for natural gas consumed by residential users; and (iii) further actions will be taken to implement the policy in connection with the liberalization of the sales price of imported liquefied natural gas and the ex-factory prices for shale gas, coal-seam gas and coal gas.

On February 26, 2015, the NDRC announced the unification of the prices of domestic natural gas of existing and incremental gas volume starting from April 1, 2015.

On November 18, 2015, the NDRC announced the reduction of the price of natural gas for non-residential use from November 20, 2015, whereby the citygate price ceiling for non-resident users was decreased by RMB700/kilostere while the preferential policy and price for natural gas used by fertilizer makers remain unchanged. With a view to improve the market-driven pricing mechanism for natural gas, since November 20, 2016, suppliers and non-residential users can negotiate prices of natural gas up to 20% above the benchmark price for non-residential uses.

Pipeline Transmission Tariff

Pipeline transmission tariffs for crude oil, refined oil and natural gas are set by NDRC. For those pipelines constructed by the state prior to 1984, the transmission tariff is uniform flat tariff determined based on the principle of minimum profit margin. For those constructed after 1984, the proposed tariffs must be submitted to NDRC for examination and approval based on the capital investment made in the pipeline, the depreciation period for the pipeline and reasonable profit margin.

Production and Marketing

Crude Oil

Each year, the NDRC publishes the projected target for the production and process of crude oil in China based on the domestic consumption estimates submitted by domestic producers, including but not limited to us, Sinopec and CNOOC, the production of these companies as well as the forecast of international crude oil prices. The actual production levels are determined by the producers themselves and may vary from the submitted estimates. Since January 1, 2007, when the Measures on the Administration of the Refined Products Market promulgated by the MOFCOM became effective, qualified domestic producers are permitted to engage in the sale and storage of crude oil. Foreign companies with the required qualifications are also allowed to establish and invest in enterprises to conduct crude oil business.

Refined Products

Previously, only we, Sinopec and joint ventures established by the two companies had the right to conduct gasoline and diesel wholesale business. Other companies, including foreign invested companies, were not allowed to engage in wholesale of gasoline and diesel in China’s domestic market. In general, only domestic companies, including Sino-foreign joint venture companies, were permitted to engage in retail of gasoline and diesel. Since December 11, 2004, wholly foreign-owned enterprises are permitted to conduct refined oil retail business. Since January 1, 2007, when the Measures on the Administration of the Refined Products Market became effective, all entities meeting certain requirements are allowed to submit applications to the MOFCOM to conduct refined oil products wholesale, retail and storage businesses.

Natural Gas

The NDRC determines each year the annual national natural gas production target based on the natural gas production targets submitted by domestic natural gas producers. Domestic natural gas producers determine their annual natural gas production targets on the basis of consumption estimates. The actual production volume of each producer is determined by the producer itself, which may deviate from the production target submitted by it. The NDRC also formulates the annual natural gas guidance supply plan, which requires natural gas producers to distribute a specified amount of natural gas to designated key municipalities and key enterprises.

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

Sino-foreign cooperation projects and foreign parties in onshore oil and gas exploration and production in China are generally selected through open bids and bilateral negotiations. Those projects are generally conducted through production sharing contracts. The MOFCOM must approve those contracts.

As authorized by the Regulations of the PRC on Exploration of Onshore Petroleum Resources in Cooperation with Foreign Enterprises, CNPC has the right to enter into joint cooperation arrangements with foreign oil and gas companies for onshore crude oil and natural gas exploration and production. We do not have the capacity to enter into production sharing contracts directly with foreign oil and gas companies under existing PRC law. Accordingly, CNPC will continue to enter into production sharing contracts. After signing a production sharing contract, CNPC will, subject to approval of the MOFCOM, assign to us most of its commercial and operational rights and obligations under the production sharing contract as required by the Non-competition Agreement between CNPC and us.

Transportation and Refining

Since December 1, 2007, PRC regulations have encouraged foreign investment in the construction and operation of oil and gas pipelines and storage facilities. On March 10, 2015, PRC abandoned the restrictions on foreign investment in refineries with a production capacity of below 10 million tons per annum. Furthermore, when appropriate, projects must receive necessary approvals from relevant PRC government agencies. See “Item 3 — Key Information — Risk Factors — Risks Related to Government Regulation”.

Import and Export

Since January 1, 2002, state-owned trading companies have been allowed to import crude oil under an automatic licensing system. Non-state-owned trading companies have been allowed to import crude oil and refine products subject to quotas. The export of crude oil and refined oil products by both state-owned trading companies and non-state-owned trading companies is subject to quota control. The MOFCOM has granted us the right to conduct crude oil and refined product import and export business.

Capital Investment and Financing

Capital investments in exploration and production of crude oil and natural gas made by Chinese oil and gas companies are subject to approval by or filing with relevant government authorities. The following projects are subject to approval by the NDRC:

•	overall development plans for oil and gas development projects in China to be conducted in cooperation with foreign parties;

•	facilities for taking delivery of, storing or transporting imported liquefied natural gas and major cross-province (region or municipality) oil transmission pipeline facilities;

•	cross-province (region or municipality) trunk network for gas transmission;

•

new refineries, first expansion of existing refineries, new ethylene projects, and transformation or expansion of existing ethylene projects which will result in an additional annual capacity of 200 thousand tons;

•	coal-to-methanol-to-olefins project with a capacity of 0.5 million tons per annum or more and coal-to-methanol project with a capacity of 1 million tons per annum or more;

Taxes, Fees and Royalties

We are subject to a variety of taxes, fees and royalties. The table below sets forth the major taxes, fees and royalty fees payable by us or by Sino-foreign oil and gas exploration and development cooperative projects. Our subsidiaries which have legal person status should report and pay enterprise income tax to the relevant tax authorities based on the applicable laws and regulations.

Tax Item	Tax Base	Tax Rate
Enterprise income tax	Taxable income	25%, or 15% for qualified taxpayers in certain western regions of China

Value-added tax	Revenue

13% for liquified natural gas, natural gas, liquified petroleum gas, agricultural film and fertilizers and 17% for other items.

Effective from August 1, 2013, as a result of the reform of value-added tax in lieu of business tax, certain pipeline transmission services and research and development technical services of our company have been subject to value-added-tax at the rates of 11% and 6%, respectively.

Business tax		Collected at rates prescribed by the state based on the actual types of the services.

Consumption tax	Aggregate volume sold or self-consumed

Effective from January 13, 2015, consumption tax was increased from RMB1.4 to RMB1.52 per liter for gasoline, naphtha, solvent naphtha and lubricant and from RMB1.1 to RMB1.2 per liter for diesel, aviation kerosene and fuel oil.

Effective from December 13, 2014, consumption tax was increased from RMB1.12 to RMB1.4 per liter for gasoline, naphtha, solvent naphtha and lubricant from RMB0.94 to RMB1.1 per liter for diesel oil, aviation kerosene and fuel oil.

Collection of taxes on aviation kerosene continues to be suspended.

Tax Item	Tax Base	Tax Rate
Resource tax	Value sold	Effective from December 1, 2014, for production of crude oil and natural gas in China, the resource tax rate was increased from 5% to 6%. Exemption or deduction may apply if qualified.

Compensatory fee for mineral resources	Revenue	None, since December 1, 2014.

Crude oil special gain levy	Sales amount above specific threshold	Five-level progressive tax rates from 20% to 40%, taxable if the crude oil price reach the threshold of US$ 65 per barrel. Since November 1, 2011 to January 1, 2015, the threshold was US$55 per barrel.

Exploration license fee	Area	RMB100 to RMB500 per square kilometer per year

Production license fee	Area	RMB1,000 per square kilometer per year

Royalty fee(1)	Production volume	Progressive rate of 0-12.5% for crude oil and 0-3% for natural gas

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

We are China’s largest producer of crude oil and natural gas and are one of the largest companies in China in terms of revenue. In 2015, we produced approximately 971.9 million barrels of crude oil and approximately 3,131.0 Bcf of natural gas for sale. Our refineries also processed approximately 998.1 million barrels of crude oil in 2015. In 2015, we had revenue of RMB1,725,428 million and profit attributable to owners of the Company of RMB 35,517 million.

Factors Affecting Results of Operations

Our results of operations and the period-to-period comparability of our financial results are affected by a number of external factors, including changes in the prices, production and sales volume of our principal products and the regulatory environment.

Prices of Principal Products

The fluctuations in the prices of crude oil, refined products, chemical products and natural gas have a significant impact on our revenue. See “Item 4 — Information on the Company — Regulatory Matters — Pricing” for a more detailed discussion of current PRC pricing regulations and “Item 3 — Risk Factors — Risks Related to Pricing and Exchange Rate”.

The table below sets forth the average realized prices of our principal products in 2013, 2014 and 2015.

	2013	2014	2015
Crude oil (US$/barrel)	100.42	94.83	48.35
Natural gas (US$/thousand cubic feet)(1)	7.35	7.84	7.42
Gasoline (US$/barrel)	149.42	140.85	112.80
Kerosene (US$/barrel)	122.94	116.45	67.77
Diesel (US$/barrel)	146.61	139.72	96.39

(1)	Natural gas citygate price

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

Property, plant and equipment, including oil and gas properties, are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized for the amount by which the carrying amount of a cash generating unit exceeds the higher of its fair value less costs to sell and its value in use, which is the estimated net present value of future cash flows to be derived from the cash generating unit.

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

Our income statement for each of the years ended December 31, 2013, 2014 and 2015 is summarized in the table below.

	Year Ended December 31,
	2013	2014	2015
	(RMB in millions)
Revenue	2,258,124	2,282,962	1,725,428
Operating expenses	(2,069,482)	(2,113,129)	(1,646,176)
Profit from operations	188,642	169,833	79,252
Exchange gain /(loss), net	52	(2,313)	(632)
Interest expense, net	(20,859)	(21,723)	(22,309)
Share of profit of affiliates and joint ventures	10,228	10,962	1,504
Profit before income tax expense	178,063	156,759	57,815
Income tax expense	(35,789)	(37,731)	(15,726)
Profit for the year attributable to non-controlling interests	12,675	11,856	6,572

Profit for the year attributable to owners of the company	129,599	107,172	35,517

The table below sets forth our revenue by business segment for each of the years ended December 31, 2013, 2014 and 2015 as well as the percentage changes in revenue for the periods shown.

	2013	2014	2014 vs. 2013	2015	2015 vs. 2014
	(RMB in millions, except percentages)
Revenue
Exploration and production	783,694	777,574	(0.8%)	475,412	(38.9%)
Refining and chemicals	871,815	846,082	(3.0%)	642,428	(24.1%)
Marketing	1,946,806	1,938,501	(0.4%)	1,383,426	(28.6%)
Natural gas and pipeline	232,751	284,262	22.1%	281,778	(0.9%)
Headquarters and others	2,687	3,027	12.7%	2,507	(17.2%)

Total	3,837,753	3,849,446	0.3%	2,785,551	(27.6%)
Less intersegment sales	(1,579,629)	(1,566,484)	(0.8%)	(1,060,123)	(32.3%)

Consolidated net sales from operations	2,258,124	2,282,962	1.1%	1,725,428	(24.4%)

The table below sets forth our operating income by business segment for each of the years ended December 31, 2013, 2014 and 2015, as well as the percentage changes in operating income for the periods shown. Other profit from operations shown below consists of research and development, business services and infrastructure support to our operating business segments.

	2013	2014	2014 vs. 2013	2015	2015 vs. 2014
	(RMB in millions, except percentages)
Profit/(loss) from operations
Exploration and production	189,698	186,897	(1.5%)	33,961	(81.8%)
Refining and chemicals	(24,392)	(23,560)	(3.4%)	4,883	—
Marketing	7,562	5,421	(28.3%)	(500)	—
Natural gas and pipeline	28,888	13,126	(54.6%)	51,231	290.3%
Headquarters and others	(13,114)	(12,051)	(8.1%)	(10,323)	—

Total	188,642	169,833	(10.0%)	79,252	(53.3%)

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Consolidated Results of Operations

Overview

In 2015, our revenue was RMB1,725,428 million, representing a decrease of 24.4% compared with the preceding year. Profit attributable to our owners was RMB35,517 million, representing a decrease of 66.9% compared with the preceding year. Basic and diluted earnings per share were RMB0.19, representing a decrease of RMB0.40 compared with the preceding year.

Revenue Revenue decreased by 24.4% from RMB2,282,962 million in 2014 to RMB1,725,428 million in 2015. This decrease was primarily due to a combined effect of the decreasing selling prices of crude oil and refined oil, and the changes in the sales volume of crude oil, natural gas, refined oil and other major products. The table below sets out the external sales volume and average realized prices for major products in 2015 and 2014, respectively:

	Sales Volume (‘000 ton)			Average Realized Price (RMB/ton)
	2014	2015	Percentage of Change (%)	2014	2015	Percentage of Change (%)
Crude oil(1)	91,772	101,620	10.7	3,939	2,134	(45.8)
Natural gas (hundred million cubic meter, RMB/‘000 cubic meter)	1,252.78	1,581.10	26.2	1,366	1,371	0.4
Gasoline	59,821	60,651	1.4	7,354	5,972	(18.8)
Diesel	87,041	84,763	(2.6)	6,437	4,503	(30.0)
Kerosene	14,016	14,683	4.8	5,651	3,334	(41.0)
Heavy oil	14,003	15,635	11.7	4,316	2,439	(43.5)
Polyethylene	4,159	4,270	2.7	9,724	8,202	(15.7)
Lubricant	1,498	1,150	(23.2)	9,202	8,234	(10.5)

(1)	The sales volume of crude oil listed in the table above represents all of our external sales volume of crude oil.

Operating Expenses Operating expenses decreased by 22.1% from RMB2,113,129 million in 2014 to RMB1,646,176 million in 2015, of which:

Purchases, Services and Other Expenses Purchases, services and other expenses decreased by 28.9% from RMB1,486,225 million in 2014 to RMB1,056,795 million in 2015. This decrease was primarily due to the facts that (i) our expenses for purchasing oil products reduced as a result of the decrease in oil prices, (ii) our expenses for imported gas reduced because the quantity and price of imported LNG were both reduced, and (iii) the optimization of production and operation resulted in the reduction of certain purchase costs.

Employee Compensation Costs Employee compensation costs (including salaries and additional costs such as insurances, housing funds and training fees) were RMB118,082 million in 2015, representing a decrease of 2.3% from RMB120,822 million in 2014. This decrease was primarily due to the fact that we improved our efficiency-based remuneration system and implemented stricter control over the total number of employees and labor costs.

Exploration Expenses Exploration expenses amounted to RMB18,380 million in 2015, representing a decrease of 16.7% from RMB22,064 million in 2014. This decrease was primarily due to the fact that we optimized our exploration deployment, reduced exploration workload and costs appropriately.

Depreciation, Depletion and Amortization Expenses Depreciation, depletion and amortization expenses increased by 14.3% from RMB177,463 million in 2014 to RMB202,875 million in 2015, mainly due to the assets impairment provision of RMB25,022 million in accordance with the accounting standards, which increased by 2.3% compared with 2014. We strictly controlled capital investment and devoted major efforts to optimize our assets structure, thus effectively restrained the trend of substantial increase in depreciation, depletion and amortization expenses.

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased by 2.9% from RMB73,413 million in 2014 to RMB71,270 million in 2015. This decrease was primarily due to the fact that we proactively implemented measures for broadening sources of income, reducing expenditures, and enhancing efficiency to strengthen control over costs and expenses.

Taxes other than Income Taxes Taxes other than income taxes decreased by 13.5% from RMB237,997 million in 2014 to RMB205,884 million in 2015. As a result of the decline in the price of crude oil and the rise in the threshold for the special oil gain levy, no special oil gain levy applied to us in 2015, while we paid such levy in an amount of RMB64,376 million in 2014. The resource tax decreased by RMB7,721 million from RMB26,305 million in 2014 to RMB18,584 million in 2015. As a result of the adjustment to the refined products consumption tax policy, our consumption tax increased by RMB45,061 million from RMB104,262 million in 2014 to RMB149,323 million in 2015.

Other Income, Net Other net income in 2015 was RMB27,110 million, representing an increase by RMB22,255 million from RMB4,855 million in 2014. This increase was primarily because we recognized an investment gain of RMB22,807 million in 2015 derived from the integration of certain pipeline assets.

Profit from Operations The profit from operations in 2015 was RMB79,252 million, representing a decrease of 53.3% from RMB169,833 million in 2014.

Net Exchange Loss Net exchange loss in 2015 was RMB632 million, representing a decrease of 72.7% as compared with RMB2,313 million in 2014. This decrease was primarily due to the appreciation of the US dollar.

Net Interest Expenses Net interest expenses increased by 2.7% from RMB21,723 million in 2014 to RMB22,309 million in 2015, primarily due to a slight increase in the average balance of interest-bearing debts to finance our production, operation and capital expenditures.

Profit Before Income Tax Expense Profit before income tax expense decreased by 63.1% from RMB156,759 million in 2014 to RMB57,815 million in 2015.

Income Tax Expense Income tax expense decreased by 58.3% from RMB37,731 million in 2014 to RMB15,726 million in 2015, which was primarily due to the decrease in taxable income.

Profit for the Year As a result of the foregoing, our profit for the year decreased by 64.6% from RMB119,028 million in 2014 to RMB 42,089 million in 2015.

Profit Attributable to Non-controlling Interests Net profit attributable to non-controlling interests decreased by 44.6%, from RMB11,856 million in 2014 to RMB6,572 million in 2015, primarily due to the decrease in the profits of certain overseas subsidiaries as a result of the crude oil price drop.

Profit Attributable to Owners of the Company The net profit attributable to owners of the company decreased by 66.9% from RMB107,172 million in 2014 to RMB35,517 million in 2015.

Segment Results

Exploration and Production Segment

Revenue The realized revenue of the exploration and production segment was RMB 475,412 million in 2015, representing a decrease of 38.9% from RMB 777,574 million in 2014, primarily due to a combined effect of the drop in the crude oil and condensate oil price and an increase in the sales volume of crude oil. The average realized crude oil price was US$48.35 per barrel in 2015, representing a decrease of 49.0% from US$94.83 per barrel in 2014.

Operating Expenses Operating expenses of the exploration and production segment decreased by 25.3% from RMB590,677 million in 2014 to RMB441,451 million in 2015, primarily due to a combined effect of the decrease in the crude oil special gain levy, resource tax and other relevant taxes and levies and the provisions for impairment of oil and gas assets in 2015.

We enhanced our control over costs and expenses continuously. The oil and gas lifting cost was US$12.98 per barrel in 2015, representing a decrease of 5.7% from US$13.76 per barrel in 2014.

Profit from Operations We adhered to the low-cost strategy, optimized the production and continued to save energy and tap the potential synergies through innovation and refined management in the exploration and production segment, but as a result of the substantial drop in the crude oil price, our realized profit from operations of the exploration and production segment was RMB33,961 million in 2015, representing a decrease of 81.8% from RMB186,897 million in 2014.

Refining and Chemicals Segment

Revenue Revenue of the refining and chemicals segment decreased by 24.1% from RMB846,082 million in 2014 to RMB642,428 million in 2015, primarily due to a combined effect of the drop in refined and chemicals products price and optimization of the allocation of resources and structure of products as well as the increase in the sales volume of primary products in the refining and chemicals segment.

Operating Expenses Operating expenses of the refining and chemicals segment decreased by 26.7% from RMB869,642 million in 2014 to RMB637,545 million in 2015, primarily due to a decrease in the expenses associated with the purchase of crude oil and feedstock oil from external suppliers, partially offset by the increase in consumption tax.

In 2015, we enhanced both quality and efficiency under the cost pressure of the upgrading of oil quality in the refining and chemicals segment. The cash processing cost of refineries was RMB177.80 per ton in 2015, representing a decrease of RMB0.05 per ton from RMB177.85 per ton in 2014.

Profit from Operations In 2015, we adjusted our production and operation arrangements in a timely manner, strengthened benchmarking and compliance, and enhanced cost controls in the refining and chemical segment, and thus realized an overall operation profit for the first time since 2011. In 2015, we realized profit from operation of RMB 4,883 million in the refining and chemicals segment, as compared with the operating loss of RMB23,560 million in 2014. Within this segment, our refining operations recorded operating profit of RMB4,690 million in 2015, as compared with the operating loss of RMB7,155 million in 2014, primarily due to the optimization of operation and an increase in gross profit. Despite the downward trend of the chemical market demands, we optimized the structure of products and controlled costs, and realized an operation profit of RMB193 million from our chemicals business, compared with the operating loss of RMB16,405 million in 2014.

Marketing Segment

Revenue Revenue of the marketing segment decreased by 28.6% from RMB1,938,501 million in 2014 to RMB1,383,426 million in 2015, primarily due to continuous downward adjustments in the refined oil price and a decrease in the sales volume of diesel.

Operating Expenses Operating expenses of the marketing segment decreased by 28.4% from RMB1,933,080 million in 2014 to RMB1,383,926 million in 2015, primarily due to the decrease in the expenses in purchase of refined oil from external suppliers.

Loss from Operations In 2015, we optimized production and sales and inventory management, strengthened cost and expense control and increased the profit from non-oil businesses. However, due to the slowdown of domestic economy growth and the mild demand from the market, the marketing segment recorded an operating loss of RMB500 million in 2015, as compared to the operation profit of RMB 5,421 million in 2014.

Natural Gas and Pipeline Segment

Revenue Revenue of the natural gas and pipeline segment amounted to RMB281,778 million in 2015, compared to RMB284,262 million in 2014, primarily due to a combined effect of the increase in the sales volume of natural gas and the decrease in the sales income of city gas and liquefied petroleum gas.

Operating Expenses Operating expenses of the natural gas and pipeline segment amounted to RMB230,547 million in 2015, representing a decrease of 15.0% compared to RMB271,136 million in 2014, primarily due to the decrease in the expenses of imported natural gas.

Profit from Operations In 2015, we strengthened the development of high-profitability market, continued to improve the marketing capability and profitability, realized an increase in both volume and profit of sales of natural gas, and achieved an operation profit of RMB51,231 million in the natural gas and pipeline segment in 2015, representing an increase of RMB38,105 million as compared to RMB13,126 million in 2014. Excluding the effect of the investment income of RMB22,807 million generated from the integration of certain pipeline assets in 2015, the profit from operations increased by RMB15,298 million as compared with 2014. In 2015, the natural gas and pipeline segment recorded a net loss of RMB16,299 million from sales of imported gas, representing a decrease of loss of RMB18,721 million as compared with 2014. The net loss consisted of a loss of RMB6,216 million from the sales of 30.552 billion cubic meters of natural gas imported from Central Asia, a loss of RMB8,519 million from the sales of 5.702 billion cubic meters of imported LNG, and a loss from RMB4,073 million for the sales of 4.623 billion cubic meters of natural gas imported from Myanmar.

In 2015, our international operationsnote realized a revenue of RMB540,239 million, representing 31.3% of our total revenue. Loss before income tax expense amounted to RMB8,349 million, primarily due to the provision for impairment for oil and gas assets of certain overseas subsidiaries in 2015.

Note: Our four operating segments are exploration and production, refining and chemicals, marketing as well as natural gas and pipeline. Overseas operations do not constitute a separate operating segment. The financial data of overseas operations are included in the financial data of the respective operating segment mentioned above.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Consolidated Results of Operations

Overview

Our revenue was RMB2,282,962 million in 2014, representing an increase of 1.1% compared to the preceding year. Profit attributable to owners of the company in 2014 was RMB107,172 million, representing a decrease of 17.3% compared to the preceding year. The basic and diluted earnings per share attributable to owners of the company were RMB0.59 in 2014, representing a decrease of RMB0.12 compared to the preceding year.

Revenue Revenue increased by 1.1% from RMB2,258,124 million in 2013 to RMB 2,282,962 million in 2014. This increase was primarily due to a combined effect of an increase in selling prices of natural gas coupled with an increase in the sales volume of crude oil, natural gas, gasoline and other products. The table below sets out the external sales volume and average realized prices for major products sold by us and the percentage change in 2013 and 2014, respectively.

	Sales Volume (‘000 ton)			Average Realized Price (RMB/ton)
	2013	2014	Percentage of Change (%)	2013	2014	Percentage of Change (%)
Crude oil(1)	75,482	91,772	21.6	4,533	3,939	(13.1)
Natural gas (hundred million cubic meter, RMB/‘000 cubic meter)	985.41	1,252.78	27.1	1,226	1,366	11.4
Gasoline	52,350	59,821	14.3	7,866	7,354	(6.5)
Diesel	93,301	87,041	(6.7)	6,810	6,437	(5.5)
Kerosene	13,482	14,016	4.0	6,015	5,651	(6.1)
Heavy oil	14,788	14,003	(5.3)	4,443	4,316	(2.9)
Polyethylene	3,391	4,159	22.6	9,665	9,724	0.6
Lubricant	1,740	1,498	(13.9)	9,319	9,202	(1.3)

(1)	The sales volume of crude oil listed in the table above represents all of our external sales volume of crude oil.

Operating Expenses Operating expenses increased by 2.1% from RMB2,069,482 million in 2013 to RMB2,113,129 million in 2014, of which:

Purchases, Services and Other Purchases, services and other operating expenses increased by 1.5% from RMB1,464,805 million in 2013 to RMB1,486,225 million in 2014. This was primarily due to our expansion of our trading capacity.

Employee Compensation Cost Employee compensation costs (including salaries and such additional costs as various insurances, provident funds and training fees for the 534,652 employees of us and the 319,346 temporary and seasonal staff recruited from the market) increased by 3.8% from RMB116,422 million in 2013 to RMB 120,822 million in 2014. This increase was primarily due to our initiative to increase the compensation of our front-line employees to reflect the expansion of our operations and the consequent increase in business volumes, and rises in the domestic consumer price index, wage inflation and social security contributions in line with changes to local government policies.

Exploration Expense Exploration expenses decreased by 12.8% from RMB25,301 million in 2013 to RMB22,064 million in 2014. This was primarily due to the fact that some overseas projects have entered into the production phase.

Depreciation, Depletion and Amortization Depreciation, depletion and amortization increased by 8.6% from RMB163,365 million in 2013 to RMB 177,463 million in 2014. This increase was primarily due to the increased average carrying value of fixed assets and the increased average net value of oil and gas properties of the company.

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

Income Tax Expense Income tax expense increased by 5.4% from RMB35,789 million in 2013 to RMB37,731 million in 2014. This increase was primarily due to a combined effect of the increase in income tax expense arising from adjustments to the policy for crude oil special gain levy deduction before income tax and the decrease in profit before income tax expense for the current period.

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

Segment Information

Exploration and Production Segment

Revenue Realized revenue of the exploration and production segment decreased by 0.8% from RMB783,694 million in 2013 to RMB777,574 million in 2014. This decrease was primarily due to a combined effect of the drop in the crude oil price, partially offset by the increase in the natural gas price as well as the increase in sales volume. The average realized crude oil price of the company decreased by 5.6% from US$100.42 per barrel in 2013 to US$94.83 per barrel in 2014.

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

Refining and Chemicals Segment

Revenue Revenue of the refining and chemicals segment decreased by 3.0% from RMB871,815 million in 2013 to RMB846,082 million in 2014. This decrease was primarily due to a decrease in the price of refined and chemicals products.

Operating Expenses Operating expenses of the refining and chemicals segment decreased by 3.0% from RMB896,207 million in 2013 to RMB869,642 million in 2014. This decrease was primarily due to a reduction in the expenses in relation to the purchase of crude oil and feedstock oil from external suppliers.

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

Marketing Segment

Revenue Revenue of the marketing segment decreased by 0.4% from RMB1,946,806 million in 2013 to RMB1,938,501 million in 2014, which was primarily due to continuous downward adjustments in the refined oil prices and a decrease in the sales volume of diesel.

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

Natural Gas and Pipeline Segment

Revenue Revenue of the natural gas and pipeline segment increased by 22.1% from RMB232,751 million in 2013 to RMB284,262 million in 2014. This increase was primarily due to an increase in both the sales volume and the selling price of natural gas.

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

In 2014, the company’s overseas operations note realized a revenue of RMB803,779 million, representing 35.2% of the company’s total revenue. Profit before income tax expense amounted to RMB19,242 million, representing 12.3% of the company’s total profit before income tax expense.

Note: The four operating segments of the company are exploration and production, refining and chemicals, marketing as well as natural gas and pipeline. Overseas operations do not constitute a separate operating segment of the company. The financial data of overseas operations are included in the financial data of respective operating segment mentioned above.

Liquidity and Capital Resources

Our primary sources of funding include cash generated by operating activities and short-term and long-term borrowings. Our primary uses of funds were for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distributions of dividends to shareholders. Our payments to CNPC are limited to dividends and payments for services provided to us by CNPC. For the year ended December 31, 2015, we distributed as dividends 45% of our reported income for the year attributable to our shareholders. See “Item 8 — Financial Information — Dividend Policy” for a discussion of factors which may affect the determination by our board of directors of the appropriate level of dividends.

Our financing ability may be limited by our financial condition, our results of operations and the international and domestic capital markets. Prior to accessing the international and domestic capital markets, we must obtain approval from the relevant PRC government authorities. In general, we must obtain PRC government approval for any project involving significant capital investment for our refining and chemicals, marketing and natural gas and pipeline segments. For a more detailed discussion of factors which may affect our ability to satisfy our financing requirements, see “Item 3 — Key Information — Risk Factors — Risks Related to Liquidity”.

We plan to fund the capital and related expenditures described in this annual report principally through cash from operating activities, short-term and long-term borrowings and cash and cash equivalents. Net cash flows from operating activities in the year ended December 31, 2015 was RMB261,312 million. As of December 31, 2015, we had cash and cash equivalents of RMB72,773 million. While each of the projects described in this annual report for which significant capital expenditures will be required is important to our future development, we do not believe that failure to implement any one of these projects would have a material adverse effect on our financial condition or results of operations. If the price of crude oil continues to decline sharply in the future, it is likely that we would delay or reduce the scale of the capital expenditures for our exploration and production segment.

We currently do not have any outstanding options, warrants or other rights for any persons to require us to issue any common stock at a price below its market value. We do not currently intend to issue any such rights or to otherwise issue any common stock for a price below its market value.

In addition, as of December 31, 2015, we did not have any transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect the liquidity or availability of or requirements for our capital resources.

The table below sets forth our cash flows for each of the years ended December 31, 2013, 2014 and 2015 and our cash equivalents at the end of each year.

	Year Ended December 31,
	2013	2014	2015
	(RMB in millions)
Net cash flows from operating activities	288,529	356,477	261,312
Net cash flows used for investing activities	(266,510)	(290,838)	(215,879)
Net cash flows used for financing activities	(12,239)	(44,312)	(45,439)
Currency translation difference	(1,768)	1,044	(999)
Cash and cash equivalents at year end	51,407	73,778	72,773

Our cash and cash equivalents decreased by 1.4% from RMB73,778 million as of December 31, 2014 to RMB72,773 million as of December 31, 2015.

Net Cash Flows from Operating Activities

Our net cash flows from operating activities amounted to RMB261,312 million for the year ended December 31, 2015, representing a decrease of 26.7% from RMB356,477 million for the year ended December 31, 2014. This was mainly due to a combined effect of a decrease in profit and the change of working capital during the report period. As of December 31, 2015, we had cash and cash equivalents of RMB72,773 million. Our cash and cash equivalents were mainly denominated in Renminbi (approximately 52.9% were denominated in Renminbi, approximately 43.3% were denominated in US Dollars, approximately 2.2% were denominated in HK Dollars and approximately 1.6% were denominated in other currencies).

Our net cash flows from operating activities for the year ended December 31, 2014 was RMB356,477 million, representing an increase of 23.5% from RMB288,529 million for the year ended December 31, 2013. This increase was mainly due to our efforts to enhance the management of the use of funds and inventory and an increase in operating funds. As of December 31, 2014, we had cash and cash equivalents of RMB73,778 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 73.9% were denominated in Renminbi, approximately 20.0% were denominated in US dollars, approximately 4.8% were denominated in HK dollars and approximately 1.3% were denominated in other currencies).

Our net cash flows from operating activities for the year ended December 31, 2013 was RMB288,529 million, representing an increase of 20.6% from RMB239,288 million for the year ended December 31, 2012. This was mainly due to a combined effect of the increase in profits during the reporting period as compared with the preceding year and changes in inventory and other account payables, as a result of the strengthening of our management and optimization of production and operation. As of December 31, 2013, we had cash and cash equivalents of RMB51,407 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 77.8% were denominated in Renminbi, approximately 8.8% were denominated in US dollars, approximately 7.3% were denominated in HK dollars and approximately 6.1% were denominated in other currencies).

Net Cash Flows Used for Investing Activities

Our net cash flows used for investing activities in 2015 amounted to RMB215,879 million, representing a decrease of 25.8% from RMB290,838 million in 2014. The decrease was primarily due to a combined effect of the adjustment of our investment plans based on the oil price trend and market change, a decrease in capital expenditures during the current report period and payment of considerations for integration of certain pipelines assets.

Our net cash flows used for investing activities for the year ended December 31, 2014 amounted to RMB290,838 million, representing an increase of 9.1% from RMB266,510 million for the year ended December 31, 2013. The increase was primarily due to the increase of capital from our investment in a joint venture with certain pipeline assets and operations in 2013.

Our net cash flows used for investing activities for the year ended December 31, 2013 amounted to RMB266,510 million, representing a decrease of 19.8% from RMB332,226 million for the year ended December 31, 2012. The decrease was primarily due to a combined effect of the cash inflow resulting from our investment in a joint venture with certain pipeline assets and operations as well as the enhancement of our external cooperation and introduction of strategic investors, the strengthening of our investment management and the decrease in our cash payment of capital expenditures.

Net Cash Flows Used for Financing Activities

Our net cash flows used for financing activities in 2015 was RMB45,439 million, representing an increase of 2.5% from RMB44,312 million in 2014. This was primarily due to a combined effect of our efforts in optimizing financial arrangement, strengthening the management of our interest-bearing borrowings, overall arrangement and optimization of our debt structure and the increase of repayments of borrowings in 2015, and the decrease of balance of short-term borrowings as of December 31, 2015.

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

Our net borrowings as of December 31, 2013, 2014 and 2015 were as follows:

	As of December 31,
	2013	2014	2015
	(RMB in millions)
Short-term borrowings (including current portion of long-term borrowings)	192,767	169,128	106,226
Long-term borrowings	302,862	370,301	434,475

Total borrowings	495,629	539,429	540,701

Less:
Cash and cash equivalents	51,407	73,778	72,773

Net borrowings	444,222	465,651	467,928

Our total borrowings as of December 31, 2015 consisted of approximately 66.3% of fixed-rate loans and approximately 33.7% of floating-rate loans. Of our borrowings as of December 31, 2015, approximately 76.4% were denominated in Renminbi, approximately 22.2% were denominated in US Dollars and approximately 1.4% were denominated in other currencies.

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

Our debt to capital ratio (calculated by dividing interest-bearing debts by the aggregate of interest-bearing debts and shareholder’s equity) as of December 31, 2013, 2014 and 2015 was 28.1%, 29.0% and 28.7%.

As of December 31, 2015, the outstanding amount of our debts secured by CNPC and its subsidiaries and other third parties was RMB72,625 million.

Capital Expenditures and Investments

In 2015, we focused on the principles of quality and profitability for capital expenditures, continued to optimize our investment structure, and increased investment in upstream oil and gas projects in order to enhance our sustainable development capability. In 2015, our capital expenditures were RMB202,238 million, representing a decrease of 30.7% from RMB291,729 million in 2014.

The table below sets forth our capital expenditures and investments by business segment for each of the years ended December 31, 2013, 2014 and 2015 as well as those anticipated for the year ending December 31, 2016. Actual capital expenditures and investments for periods after January 1, 2016 may differ from the amounts indicated below.

	2013		2014		2015		2016 Anticipated
	(RMB in millions)%		(RMB in millions)%		(RMB in millions)%		(RMB in millions)%
Exploration and production(1)	226,376	71.03	221,479	75.92	157,822	78.04	142,900	74.43
Refining and chemicals	26,671	8.37	30,965	10.61	15,725	7.78	18,700	9.74
Marketing	7,101	2.23	5,616	1.93	7,061	3.49	10,200	5.31
Natural gas and pipeline	57,439	18.02	32,919	11.28	20,360	10.07	19,100	9.95
Headquarters and others	1,109	0.35	750	0.26	1,270	0.62	1,100	0.57

Total	318,696	100.0	291,729	100.0	202,238	100.0	192,000	100.0

(1)

If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the exploration and production segment in 2013, 2014, 2015 and the estimates for the same in 2016 would be RMB239,641 million, RMB231,480 million, RMB166,594 million and RMB151,600 million, respectively.

As of December 31, 2015, the capital commitments contracted but not provided for were approximately RMB56,310 million.

Exploration and Production

A majority of our capital expenditures and investments relate to our exploration and production segment. For each of the three years ended December 31, 2013, 2014 and 2015, capital expenditures in relation to the exploration and production segment amounted to RMB226,376 million, RMB221,479 million and

RMB157,822 million, respectively. In 2015, our capital expenditures were primarily used for domestic oil and gas exploration projects such as those in Changqing, Daqing, Southwestern, Tarim and Liaohe, and construction of production capacities for various oil and gas fields, and five large overseas oil and gas development projects.

We anticipate that the capital expenditures for our exploration and production segment for 2016 would amount to RMB142,900 million. Domestic exploration activities will be focused on the key basins such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin. Domestic development activities will be focused on maintaining a stable production of crude oil and growth in the output of natural gas by developing oil and gas fields in Daqing, Changqing, Liaohe, Xinjiang, Tarim and the Southwest region and continue to develop unconventional resources such as coalbed methane and shale gas. Overseas operations will be aimed at continued cooperation with our current partners in oil and gas exploration and development projects in the Middle East, Central Asia, the Americas and the Asia-Pacific regions to ensure an effective growth of our reserves and production.

Refining and Chemicals

Our capital expenditures for our refining and chemicals segment for each of the years ended December 31, 2013, 2014 and 2015 were RMB26,671 million, RMB30,965 million and RMB15,725 million, respectively. In 2015, RMB12,913 million was spent on the construction of refinery facilities and RMB2,774 million was spent on the construction of chemicals facilities, including the Yunnan petrochemical project and other oil product quality upgrading projects.

We anticipate that capital expenditures for the refining and chemicals segment in 2016 would amount to RMB18,700 million, which are expected to be used primarily for construction of large-scale refining and chemical projects, such as the refinery project in Liaoyang for processing the crude oil imported from Russia, the refinery project in Yunnan and the product quality upgrading projects.

Marketing

Our capital expenditures for our marketing segment for each of the years ended December 31, 2013, 2014 and 2015 were RMB7,101 million, RMB5,616 million and RMB7,061 million, respectively. Our capital expenditures for the marketing segment in 2015 were mainly used for the construction of service stations, storage facilities and other facilities for our sales network.

We anticipate that capital expenditures for our marketing segment for the year of 2016 will amount to RMB10,200 million, which are expected to be used primarily for the construction and expansion of high-efficiency sales networks in China as well as the construction of oil and gas operating centers abroad.

Natural Gas and Pipeline

Our capital expenditures for the natural gas and pipeline segment for each of the three years ended December 31, 2013, 2014 and 2015 were RMB57,439 million, RMB32,919 million and RMB20,360 million, respectively. Our capital expenditures for the natural gas and pipeline segment in 2015 were mainly used for construction projects including the Third West-East Gas Pipeline and the Jinzhou-Zhengzhou Refined Oil Pipeline.

We anticipate that our capital expenditures for the natural gas and pipeline segment in 2016 will amount to approximately RMB19,100 million, which are expected to be used primarily for the construction of key oil and gas transmission projects such as the Fourth Shaanxi-Beijing Gas Pipeline, the East section of Sino-Russia Natural Gas Pipeline, and the second Sino-Russia Crude Oil Pipeline, as well as the construction of natural gas branches and sales terminals.

Headquarters and Others

Our non-segment-specific capital expenditures and investments for each of the years ended December 31, 2013, 2014 and 2015 were RMB1,109 million, RMB750 million and RMB1,270 million, respectively, which were primarily used for research activities and development of the IT system.

Our anticipated capital expenditures for the headquarters and other segments for 2016 amount to RMB1,100 million. These planned capital expenditures and investments mainly include capital expenditures for scientific research activities and the construction of the information system.

Off-Balance Sheet Arrangements

As of December 31, 2015, there were no off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

The tables below set forth our long-term contractual obligations outstanding as of December 31, 2015.

	Payment Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(RMB in millions)
Long-term debt	470,642	36,167	212,587	131,703	90,185
Capital lease obligations	1,957	244	462	346	905
Operating leases	192,337	9,859	16,328	14,097	152,053
Capital commitments	56,310	17,662	38,648	—	—
Other long-term obligations	—	—	—	—	—
Debt-related interest	72,686	17,390	25,530	12,512	17,254

Total	793,932	81,332	293,555	158,658	260,397

We are obligated to make annual payment with respect to our exploration and production licenses to the Ministry of Land and Resources. The table below sets forth the estimated amount of the annual payments in the next five years:

Year	Annual Payment
(RMB in millions)
2016	800
2017	800
2018	800
2019	800
2020	800

Assets Retirement Obligation

A number of provinces and regions in which our oil and gas exploration and production activities are located have promulgated environmental protection regulations, which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. We have established standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of these provincial and regional regulations. As of December 31, 2015, the balance of assets retirement obligation was RMB117,996 million.

Research and Development

We have a research and development management department, directly under which there are three research institutions. Except for our branch companies which are engaged in marketing activities, each of our branch companies has its own research and development management department. Most of our branch companies have their own research institutions. Our research and development management departments are mainly responsible for managing and coordinating the research and development activities conducted by each of the research institutions. As of December 31, 2015, we had 25,118 employees engaged in research and development functions.

In each of the years ended December 31, 2013, 2014 and 2015, our total expenditures for research and development were approximately RMB14,157 million, RMB13,088 million and RMB11,856 million, respectively.

Exploration and Production

Most of China’s major oil and gas fields are characterized by a broad range of geological conditions, and a majority of China’s oil and gas fields are in continental sedimentary basins with complex structures. Our research and development efforts with respect to our exploration and production business focus on:

•	theories and technologies of crude oil and natural gas exploration;

•	oil and gas development theory and technologies;

•	engineering technologies and equipment;

•	theory and technologies for oil and gas storage and transportation; and

•	technologies for security, energy conservation and environment protection.

Refining and Chemicals

Currently, our research and development efforts in the refining and chemicals segment are focusing on the following areas:

•	technologies for clean refined oil products;

•	technologies for unqualified heavy oil processing;

•	refining-chemical integration technologies;

•	technologies for new products of synthetic resin and synthetic rubber;

•	new catalyst and catalytic materials; and

•	technologies for safety, energy saving and environment protection.

Trend Information

In 2016, the recovery of global economy is expected to be weak. With general surplus of global oil supply, the international oil price maintains volatility at low levels. China’s economy is expected to keep growing in a moderately stable manner. The demand for oil and gas in China will remain growing as a whole, and the growth trend driven by strategies, such as the “Belt and Road” initiative and reforms in energy pricing and the oil and gas systems, will benefit our long-term business development. We will adhere to our steady development guidelines, fully implement our four major strategies, namely, resources, markets, internationalization and innovation, focus on the development of oil and gas business, continue to optimize our business layout and asset structure, improve our capability of market interaction along the whole industry chain including production, transportation, sales, storage and trade, and actively broaden our source of income, reduce expenditures and improve efficiency in an effort to maintain a steady and positive improvement of our production and operation and continuously improve our market competitiveness.

With respect to the exploration and production segment, we will continue to prioritize our resources and improve our oil and gas exploration and development level. With regards to exploration, we will attach equal importance to gas and oil, focus on the major basins and key series and strata, make efforts to increase the exploration investment efficiency, and strive to achieve economically recoverable reserves. We will organize our oil and gas production in a prudent manner, further optimize the development plan and output structure, strengthen precise oil reserves description and normalized fine water injection, and endeavor to obtain economically recoverable reserves. We will steadily advance the unconventional oil and gas business and continue to keep stable output and profit. We expect that our crude oil and natural gas outputs in 2016 will reach 924.7 million barrels and 3,172.0 Bcf, respectively, totaling 1,453.6 million BOE.

With respect to the refining and chemicals segment, we will take account of profit, market and resource situation, adhere to optimized structure, advanced technology, high-quality and low-cost development, optimize our geographical layout and resource allocation, increase the output of high-profitability and high-value-added products, enhance the research and development of new products and new materials and market cultivation, and organize production in a safe, stable and flexible manner. We will push forward the construction of key projects in a well-paced and orderly manner, improve the construction of oil product quality upgrade projects, and continuously improve our sustainable development ability and profitability. We expect that we will process 1,008.6 million barrels of crude oil in 2016.

With respect to marketing segment, we will pay close attention to the emerging features of the market, strengthen the connection between production and sales, and formulate flexible marketing strategies. We will accelerate the construction of our marketing network in a multi-channel and diversified manner, focus on high-profitability and high-end markets, actively explore joint venture, cooperation, franchising and other relevant modes, build certain high-end terminals, and continuously enhance our profitability and market competitiveness. We will push forward the integrated marketing of refined oil, prepaid fuel cards, non-oil business and lubricating oil, promote integration of Internet technology and traditional retail business, innovate the mode of marketing, develop business extension, and cultivate new profit growth points.

With respect to natural gas and pipeline segment, we will carry out overall management over the production, import, storage, transportation and marketing links, improve operating efficiency and overall results of the industry chain, strengthen supply-side management, reinforce the connection between resources and market, intensify demand-side study, exert efforts to develop high-end and high-profitability markets, and strive to expand sales and improve profits. We will continue to push forward the construction of key pipelines, continue to construct and extend gas branches, optimize the operation of storage and transportation facilities and continuously enhance our capabilities of pipeline transportation and emergency peak shaving.

With respect to international operations, we will further expand international cooperation in the field of oil and gas, consolidate and develop the five major oil and gas cooperation areas, the four major strategic oil and gas channels and the three major gas and oil operation hubs, and continue to optimize the layout of existing projects and assets. We will emphasize the exploration and development of key projects and high-profitability projects, and endeavor to increase reserve, output and profit. We will leverage on the synergy and cooperation between international trading and production, optimize resource channels and trading pace, enhance our capacity of allocation of resources and international operation level, and push forward the globalization of the our gas and oil product markets.

Other than as disclosed above and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the periods from January 1, 2013 to December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenue, profit, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Other Information

Inflation

Inflation or deflation did not have a significant impact on our results of operations for the year ended December 31, 2015.

Related Party Transactions

For a discussion of related party transactions, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” and Note 36 to our consolidated financial statements included elsewhere in this annual report.

Recent Developments in IFRS

For a detailed discussion of recent developments in IFRS, see Note 3 to our consolidated financial statements.

Item 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors, Senior Management and Supervisors

As of the date of this report, our board of directors consisted of 11 directors, four of whom were independent non-executive directors. Directors are elected at shareholder meetings for three-year term. The directors may be re-elected and re-appointed upon the expiration of his/her term of office. The functions and duties conferred on the board of directors include:

•	convening shareholders’ meetings and reporting its work to the shareholders’ meeting;

•	implementing the resolutions of the shareholders’ meeting;

•	determining our business plans and investment programs;

•	formulating our annual budget and final accounts;

•	formulating our profit distribution and loss recovery proposals;

•	formulating proposals for the increase or reduction of our registered capital and the issuance of our debentures or other securities and listings;

•	proposing to redeem shares, merge, spin-off, dissolve or otherwise change the form of the Company;

•	deciding on our internal management structure;

•

appointing or dismissing the president of the company, and upon the nomination of the president, appointing or dismissing the senior vice president, vice president, chief financial officer and other senior management, and determining matters relating to their remuneration;

•	formulating our basic management system;

•	preparing amendments to our articles of association;

•	managing the information disclosures of our company; and

•	exercising any other powers and duties conferred by the shareholders at general meetings.

Seven of the directors are affiliated with CNPC or its subsidiaries.

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

The supervisory board shall be responsible to the shareholders’ meeting and shall exercise the following functions and powers in accordance with law:

•	to review the periodic reports prepared by the board of directors and issue written opinions in connection with such review;

•	to review our financial condition;

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

The following table sets forth certain information concerning our directors, supervisors and executive officers as of the date of this report:

Name(1)	Age	Position	Date of Election(2)
Wang Yilin	59	Chairman of the Board of Directors	June 23, 2015
Wang Dongjin	53	Vice-Chairman and President	May 22, 2014
Yu Baocai	50	Non-executive Director	May 22, 2014
Shen Diancheng	56	Non-executive Director	May 22, 2014
Liu Yuezhen	54	Non-executive Director	May 22, 2014
Liu Hongbin	52	Executive Director and Vice President	May 22, 2014
Zhao Zhengzhang	59	Executive Director and Vice President	June 23, 2015
Chen Zhiwu	53	Independent Non-executive Director	May 22, 2014
Richard H. Matzke	78	Independent Non-executive Director	May 22, 2014
Lin Boqiang	58	Independent Non-executive Director	May 22, 2014
Zhang Biyi	62	Independent Non-executive Director	October 29, 2014
Guo Jinping	58	Chairman of the Board of Supervisors
Zhang Fengshan	53	Supervisor
Li Qingyi	55	Supervisor
Jia Yimin	55	Supervisor
Jiang Lifu	52	Supervisor
Yang Hua	52	Supervisor
Yao Wei	59	Supervisor
Li Jiamin	52	Supervisor
Liu Hehe	52	Supervisor
Sun Longde	53	Vice President
Huang Weihe	58	Vice President
Xu Fugui	58	Vice President
Lin Aiguo	57	Chief Engineer
Wang Lihua	59	Vice President
Wu Enlai	56	Secretary to the Board of Directors
Lv Gongxun	58	Vice President
Tian Jinghui	53	Vice President
Zhao Dong	45	Chief Financial Officer

(1)	The following changes have taken place to our board and senior management since our last annual report:

On March 17, 2015, Mr. Liao Yongyuan resigned from the position of vice chairman of the board of directors due to personal reason;

On June 23, 2015, Mr. Zhou Jiping resigned from the position of chairman of the board of directors due to age and Mr. Wang Yilin was appointed the chairman of the board of director;

On June 23, 2015, Mr. Zhao Zhengzhang was appointed an executive director of the Company;

On November 24, 2015, Mr. Tian Jinghui was appointed a vice president of the Company;

On November 24, 2015, Mr. Yu Yibo resigned from the position of our chief financial officer and Mr. Zhao Dong was appointed the chief financial officer.

(2)	For directors only.

Directors

Wang, Yilin, age 59, is the chairman of our board of directors and the chairman of CNPC. Mr. Wang is a professor-level senior engineer and holds a doctoral degree. He has over 30 years of working experience in China’s oil and gas industry. Mr. Wang was appointed the deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau in June 1996, and the general manager of our Xinjiang Oilfield Company in September 1999. He served as the assistant general manager of CNPC since July 2003. Mr. Wang was appointed a deputy general manager of CNPC in December 2003. From July 2004, he worked concurrently as the chief safety officer of CNPC. He was a director of our company from November 2005 to April 2011. From April 2011 to April 2015, Mr. Wang was the chairman of CNOOC and CNOOC Limited.    He was appointed chairman of CNPC in April 2015 and chairman of the board of directors of our company in June 2015.

Wang, Dongjin, age 53, is the vice-chairman of the board of directors and president of our company and the deputy general manager of CNPC. Mr. Wang is a professor-level senior engineer, holds a doctorate degree and has over 30 years of work experience in China’s oil and gas industry. In July 1995, he was appointed deputy director of the Jiangsu Oil Exploration Bureau, and in December 1997, he was appointed deputy general manager of China National Oil & Gas Exploration and Development Corporation. From December 2000, Mr. Wang was concurrently the general manager of CNPC International (Kazakhstan) Ltd. and Aktobe Oil and Gas Co., Ltd. In October 2002, Mr. Wang was appointed general manager of China National Oil and Gas Exploration and Development Corporation, and in January 2004, he became the assistant to the general manager of CNPC and deputy chairman and general manager of China National Oil & Gas Exploration and Development Corporation. In September 2008, he was appointed deputy general manager of CNPC. He was elected director of our company in May 2011, and in July 2013, he was appointed the president of our company. In May 2014, he was appointed vice-chairman of our board of directors.

Yu, Baocai, age 50, is a director of our company and deputy general manager of CNPC. Mr. Yu is a senior engineer, holds a master’s degree and has nearly 30 years of work experience in China’s oil and petrochemical industry. He was appointed deputy general manager of PetroChina Daqing Petrochemical Company in September 1999 and was promoted to general manager in December 2001. In September 2003, Mr. Yu was appointed general manager of PetroChina Lanzhou Petrochemical Company, and September 2008, he was appointed the deputy general manager of CNPC. Mr. Yu was elected a representative of the 10th National People’s Congress of PRC in February 2003 and a representative of the 11th National People’s Congress of PRC in February 2008. In May 2011, Mr. Yu was elected as a director of our company.

Shen, Diancheng, age 56, is a director of our company and a deputy general manager and safety director of CNPC. Mr. Shen is a professor-level senior engineer, holds a doctorate degree, and has over 30 years of work experience in China’s oil and petrochemical industry. Mr. Shen was appointed standing deputy general manager of Daqing Refining & Chemical Company in October 2000, general manager of Liaoyang Petrochemical Company in April 2002 and general manager of Jilin Petrochemical Company in November 2005. In June 2007,

he was appointed vice president of our company, concurrently serving as general manager of PetroChina Refining & Marketing Company. Mr. Shen served as general manager of PetroChina Refining & Chemical Company from November 2007, and he was appointed deputy general manager of CNPC in April 2011. Mr. Shen stepped down as vice president of our company and general manager of PetroChina Refining & Chemical Company in October 2011, but he has continued to serve as safety director of CNPC since February 2012. Mr. Shen was elected director of our company in May 2014.

Liu, Yuezhen, age 54, is a director of our company and the chief accountant of CNPC. Mr. Liu is a researcher-level senior accountant, holds a master’s degree and has nearly 35 years of work experience in the financial and accounting industries. He served as deputy general manager and chief accountant of AVIC Jianghan Aviation Life-saving Appliance Corporation since March 1996. In February 2000, he was promoted to general manager of Jianghan Aviation Life-saving Appliance Corporation and concurrently served as director of 610 Research Institute. Mr. Liu served as chairman of the board and general manager of AVIC Beijing Qingyun Aviation Instruments Co., Ltd. since May 2003 and as chief accountant of CASIC (Group) Company since November 2006. He has served as the chief accountant of CNPC since December 2013. He was elected a director of our board of directors in May 2014.

Liu, Hongbin, age 52, is a director and vice president of our company and deputy general manager of CNPC. Mr. Liu is a senior engineer, holds a bachelor’s degree and has over 30 years of work experience in China’s oil and gas industry. He was appointed chief engineer of Tuha Petroleum Exploration & Development Headquarters in June 1995, deputy general manager of PetroChina Tuha Oilfield Company in July 1999, commander of Tuha Petroleum Exploration & Development Headquarters in July 2000, the general manager of the planning department of our company in March 2002 and director of the planning department of CNPC in September 2005. Mr. Liu was appointed vice president of our company in June 2007 and general manager of PetroChina Marketing Company in November 2007. In July 2013, he was appointed deputy general manager of CNPC. Mr. Liu was appointed executive director and general manager of Daqing Oilfield Company Ltd. in August 2013, and he was elected to our board of directors in May 2014.

Zhao, Zhengzhang, age 59, is an executive director and vice president of our company, the general manager of our Exploration and Production Company and a deputy general manager of CNPC. Mr. Zhao is a professor-level senior engineer, holds a master’s degree and has nearly 30 years of work experience in China’s oil and gas industry. He was appointed deputy director of the New Zone Exploration Department of CNPC in June 1996, and in November 1996, deputy director of the Exploration Bureau of CNPC and director of the New Zone Exploration Department. In October 1998, Mr. Zhao was appointed deputy director of the CNPC Exploration and Production Company. Mr. Zhao was appointed a member of the Preparatory Group of CNPC Exploration and Production Company in September 1999 and deputy general manager of CNPC Exploration and Production Company in December 1999. He was appointed senior executive and deputy general manager of CNPC Exploration and Production Company in January 2005 and general manager of CNPC Exploration and Production Company in January 2006. In May 2008, he was appointed vice president of our company and general manager of our Exploration and Production Company. In August 2013, Mr. Zhao was appointed general manager of Changqing Oilfield Company and director of the Changqing Petroleum Exploration Bureau. He has also served as deputy general manager of CNPC since July 2014. On June 23, 2015, Mr. Zhao Zhengzhang was appointed an executive director of our company.

Independent Non-executive Directors

Chen, Zhiwu, age 53, is an independent non-executive director of our company. Mr. Chen is a tenured professor of economic finance at Yale University School of Management and a distinguished professor of the Chang Jiang Scholar Program at Tsinghua University School of Humanities and Social Sciences. He received a bachelor’s degree in science from Central South University of Technology in China (now named Central South University), a master’s degree in engineering from National University of Defense Technology in China and a doctorate degree in finance from Yale University. Starting his teaching career in June 1990, Mr. Chen taught at University of Wisconsin, Madison. Since July 1995, he worked at Ohio State University, where he was promoted to associate professor of finance in 1997. Since July 1999, he has been a tenured professor of finance at Yale University School of Management. Mr. Chen was elected as an independent non-executive director of our company in May 2011.

Matzke, Richard H., age 78, is an independent non-executive director of our company. He is concurrently a member of the human resources and compensation committee to the board of directors of OAO Lukoil and a director on the board of PHI Inc. in the United States. Mr. Matzke has a bachelor’s degree from Iowa State University, a master’s degree in geology from Pennsylvania State University and a master’s degree in business administration from St. Mary’s College. Since 1961, he worked in the exploration, planning, economic analysis and research departments of Chevron Oil Company. Mr. Matzke was made vice president of Chevron Chemical Company in 1979, director of Caltex Pacific Indonesia in 1982, president of Chevron Canada Resources Ltd. in 1986, president of Chevron Overseas Petroleum Inc. in 1997 and he was also elected to the board of directors of Chevron Chemical Company in 1997. Since his retirement from the board of directors of Chevron Oil Company in 2002, Mr. Matzke has served a director and chairman of the Strategy and Investment Committee of Lukoil, chairman of the US-Kazakhstan Business Association, chairman of the US-Azerbaijan Business Association, member of the Council on Foreign Relations and US-Russia Business Council, board member of the National Committee on US-China Relations, board member of the African-America Institute, member of the Advisory Board of the Center for Strategic and International Studies and counsel for the US International Commerce Chamber. Mr. Matzke was elected as an independent non-executive director of our company in May 2014.

Lin, Boqiang, age 58, is an independent non-executive director of our company. Mr. Lin holds a doctorate degree in economics from the University of California. He was a senior energy economist at the Asian Development Bank, and he currently serves as a vice principal of New Huadu Business School, director of Research Institute for China’s Energy Policy at Xiamen University, director of 2011 Collaborative Innovation Centre for Energy Economics and Energy Policy and director of China Centre for Energy Economics Research. He is a doctoral tutor at Xiamen University. He was awarded a “Changjiang Scholar” distinguished professor by the Ministry of Education in 2008. Mr. Lin is vice-chairman of China Energy Society, a member of the National Energy Consultation Committee under the National Energy Commission, member of the Energy Price Consultation Committee under the National Development and Reform Commission, member of the Energy Advisory Council and vice-chairman of the Global Agenda Council on Energy Security of the World Economic Forum based in Davos, Switzerland. Mr. Lin was elected as an independent non-executive director of our company in May 2014.

Zhang, Biyi, age 62, is an independent non-executive director of our company. Mr. Zhang is a senior accountant and holds a bachelor’s degree in finance and banking from Xiamen University. He served as head of the Enterprise Division, assistant to the director, and deputy director of the Finance Bureau at China Ship Industry Corporation. In July 1999, Mr. Zhang was appointed deputy general manager of China Shipbuilding Industry Corporation, and he served as deputy general manager and chief accountant of China Shipbuilding Industry Corporation from December 2004 to February 2014. From March 2008 to January 2010, he also served concurrently as the general manager of China Shipbuilding Industry Company Ltd. Mr. Zhang was elected an independent non-executive director of our company in October 2014.

Supervisors

Guo, Jinping, age 58, is the chairman of our board of supervisors, general manager of our Legal Department, the assistant to the general manager of CNPC and general counsel and director of the Legal Department of CNPC. Mr. Guo is a professor-level senior economist, holds post-graduate qualification and has over 30 years of work experience in China’s oil and gas industry. In November 1996, he was appointed chief economist of the Bureau of Policy and Regulations of CNPC, and in October 1998, deputy director of the Development and Research Department of CNPC. Mr. Guo was appointed general manager of our Legal Department in September 1999 and director of the Legal Department of CNPC in September 2005. In 2007, he

was appointed the general counsel of CNPC. Mr. Guo was elected as a supervisor of our company in May 2011, and he’s also been serving as the assistant to the general manager of CNPC since April 2014. In May 2014, Mr. Guo was appointed chairman of our board of supervisors.

Zhang, Fengshan, age 53, is a supervisor and the chief safety officer of our company and the general manager of our Security, Environmental Protection, and Energy Conservation Department. In addition, he is the vice chief safety officer of CNPC, the general manager of Security, Environmental Protection, and Energy Conservation Department of CNPC and the director of the Security, Environmental Protection Supervision Center of CNPC. Mr. Zhang is a professor-level senior engineer, holds a master’s degree and has nearly 35 years of experience in China’s oil and gas industry. He was appointed deputy director of Liaohe Oil Exploration Bureau in July 2000, safety director of Liaohe Oil Exploration Bureau in May 2002, director of Liaohe Petroleum Exploration Bureau in August 2004 and in February 2008, general manager of Great Wall Drilling and Exploration Company Ltd., where he also served as executive director since July 2008. Mr. Zhang has been the general manager of the Security, Environment, and Energy Conservation Department of our company and of CNPC since June 2012. He was elected to our board of supervisors in May 2014. In July 2014, Mr. Zhang was appointed the chief safety officer of our company and the vice chief safety officer of CNPC. In December 2015, Mr. Zhang was appointed the director of the Security, Environmental Protection Supervision Center of CNPC.

Li, Qingyi, age 55, is a supervisor and general manager of the Audit Department of our company. He is also the general manager of the Audit Department and director of the Auditing Services Centre of CNPC. Mr. Li is a professor-level senior accountant, holds a master’s degree in economics and has nearly 35 years of work experience in China’s oil and gas industry. Mr. Li was appointed chief accountant of Jinxi Oil Refinery in June 1999, deputy general manager and chief accountant of Jinxi Petrochemical in October 1999, director of the Capital Operation Department of CNPC in November 2000, general manager of Equipment & Supplies (Group) Company in April 2007 and general manager of CNPC Equipment Manufacturing Branch Company in December 2007. He was appointed director of CNPC Auditing Services Centre in September 2010 and appointed deputy general manager of our Audit Department and the director of the CNPC Auditing Services Centre in August 2011. In September 2012, Mr. Li was promoted to general manager of our Audit Department, the general manager of the Audit Department of CNPC and the director of CNPC Auditing Services Centre. In May 2013, Mr. Li was elected a supervisor of our company.

Jia, Yimin, age 55, is a supervisor and general manager of the Capital Operation Department of our company. He is also serving as general manager of the Capital Operation Department of CNPC. Mr. Jia is a professor-level senior accountant, holds a master’s degree, and has over 35 years of work experience. He was appointed the deputy general manager of the Finance Department of our company in February 2000, director of the Budget Planning Offices of our company and of CNPC in July 2007 and general manager of the Budget Planning Offices of our company and of CNPC in May 2011. He became the general manager of the Capital Operation Departments of our company and of CNPC in November 2013. Mr. Jia was elected a supervisor of our company in May 2014.

Jiang, Lifu, age 52, is a supervisor of our company, the general manager of our Reform and Enterprise Management Department and the general manager of the Reform and Enterprise Management Department of CNPC. Mr. Jiang is a professor-level senior economist, holds a doctorate degree and has over 20 years of work experience in China’s oil and gas industry. He was appointed deputy general manager of our Capital Operation Department in August 2003, deputy director of CNPC’s Planning Department in May 2005, deputy general manager of our Planning Department in June 2007 and deputy director of CNPC’s Planning Department. Since April 2014, Mr. Jiang has been the general manager of the Enterprise Management Department of our company and the general manager of the Enterprise Management Department of CNPC. He was elected a supervisor of our company in October 2014. In April 2015, Mr. Jiang was appointed the general manager of our Reform and Enterprise Management Department and the general manager of the Reform and Enterprise Management Department of CNPC.

Yang, Hua, age 52, is a supervisor of our company nominated by the employees’ representatives. He is also serving as general manager of PetroChina Changqing Oilfield Company as well as director of the Changqing Petroleum Exploration Bureau. Mr. Yang is a professor-level senior engineer, holds a doctorate degree, and has over 30 years of work experience in China’s oil and gas industry. He was appointed deputy general manager of Changqing Oilfield Company in October 2002, standing deputy general manager in February 2008, principal in January 2014, and general manager in July 2014. Mr. Yang was also appointed director of the Changqing Oil Exploration Bureau in July 2014. He was elected as a supervisor of our company in October 2014.

Yao, Wei, age 59, is a supervisor of our company nominated by the employees’ representatives. He has also been a senior executive of Trans-Asia Gas Pipeline Company Ltd. since October 2014. Mr. Yao is a professor-level senior engineer, holds a master’s degree and has nearly 40 years of work experience in China’s oil and gas industry. Mr. Yao was appointed deputy manager of Beijing Natural Gas Transport Company in July 1995, deputy general manager of Beijing Huayou Gas Corporation Ltd. in April 2001 and general manager of PetroChina Pipeline Company in April 2007. Mr. Yao was elected as a supervisor of our company in May 2011.

Li, Jiamin, age 52, is a supervisor of our company nominated by the employees’ representatives. He is also the general manager of PetroChina Lanzhou Petrochemical Company and the general manager of Lanzhou Petroleum & Chemical Company. Mr. Li is a professor-level senior engineer, holds a master’s degree and has nearly 30 years of work experience in China’s oil and petrochemical industry. He was appointed deputy general manager and chief security officer of PetroChina Lanzhou Petrochemical Company in August 2004. He was promoted to general manager of PetroChina Lanzhou Petrochemical Company and Lanzhou Petroleum & Chemical Company in March 2012. Mr. Li was elected a supervisor of our company in May 2014.

Liu, Hehe, age 52, is a supervisor of our company nominated by the employees’ representatives. He is also a senior executive of PetroChina Inner Mongolia Fuel Oil Company since December 2015. Mr. Liu is a professor-level senior economist, holds a bachelor’s degree and has nearly 30 years of work experience in China’s oil and petrochemical industry. He was appointed general manager of PetroChina East China Marketing Company in April 2004 and became general manager of PetroChina East China (Shanghai) in December 2008. From November 2009 to December 2015, he was the general manager of the PetroChina Inner Mongolia Sales Company. Mr. Liu was elected a supervisor of our company in May 2011.

Other Senior Management

Sun, Longde, age 53, is a vice president of our company, the general manager of our Science and Technology Management Company, the general manager of the Science and Technology Department of CNPC and the director of the consultancy center of CNPC. He is a professor-level senior engineer, holding a doctorate degree and has over 30 years of work experience in China’s oil and geological industry. Mr. Sun was appointed deputy chief geologist of Xianhe Oil Extraction Plant and deputy manager of Dongxin Oil Extraction Plant of the Shengli Petroleum Administration Bureau in January 1994, chief deputy director-general of the Exploration Business Department of Shengli Petroleum Administration Bureau in April 1997, manager of Exploration & Development Company of the Shengli Petroleum Administration Bureau in September 1997, chief geologist of Tarim Petroleum Exploration & Development Headquarters in November 1997, deputy general manager of PetroChina Tarim Oilfield Company in September 1999, and general manager of PetroChina Tarim Oilfield Company in July 2002. He has been a vice president of our company since June 2007 and was elected to the Chinese Academy of Engineering in December 2011. In April 2014, Mr. Sun was appointed director of the consultancy center of CNPC. In July 2015, Mr. Sun was appointed the general manager of our Science and Technology Management Company and the general manager of the Science and Technology Department of CNPC.

Huang, Weihe, age 58, is a vice president of our company. He is also general manager of PetroChina Natural Gas and Pipelines Company. Mr. Huang is a professor-level senior engineer, holds a doctorate degree and has over 30 years of work experience in China’s oil and gas industry. He was appointed deputy director of the Petroleum and Pipelines Bureau in December 1998. In November 1999, he was appointed deputy director of the Petroleum and Pipelines Bureau and concurrently the chief engineer. Mr. Huang was then appointed general manager of PetroChina Pipelines Company in October 2000 and concurrently held the position of general manager of PetroChina West-East Natural Gas Transmission Pipelines Company beginning in May 2002, a post he held until February 2006. In December 2002, Mr. Huang became general manager of PetroChina Natural Gas and Pipelines Company. In May 2008, he was appointed chief engineer of our company and in October 2011, he became a vice president of our company. Since February 2016, he has concurrently served as an executive director and the general manager of CNPC Hong Kong (Holding) Ltd. and the chairman of Kunlun Energy Co., Ltd.

Xu, Fugui, age 58, is a vice president of our company and general manager of PetroChina Refining & Chemical Company. He is a professor-level senior engineer, holds a doctorate degree and has over 30 years of work experience in China’s oil and petrochemical industry. Mr. Xu was appointed deputy manager of Dushanzi Petrochemical Planter of Refining Plant of the Xinjiang Petroleum Administration Bureau in November 1995, general manager of Dushanzi Petrochemical Plant of the Xinjiang Petroleum Administration Bureau in July 1999, and general manager of Dushanzi Petrochemical Company in September 1999. In September 2011, he was appointed general manager of PetroChina Refining & Chemical Company. Mr. Xu was appointed a vice president our company in October 2011.

Lin, Aiguo, age 57, is the chief engineer of our company and the president of the PetroChina Petrochemical Research Institute. He is a professor-level senior engineer, holds a bachelor’s degree and has over 30 years of work experience in China’s oil and petrochemical industry. Mr. Lin was appointed deputy manager and standing deputy manager of the Shengli Refinery of Qilu Petrochemical Company in July 1993, deputy general manager of Dalian West Pacific Petrochemical Co. Ltd. in May 1996, general manager of Dalian West Pacific Petrochemical Co. Ltd. in August 1998, and general manager of our Refining & Marketing Company in December 2002. Mr. Lin has served as our chief engineer since June 2007 and has also been serving as the director of the Petrochemical Research Institute since February 2011.

Wang, Lihua, age 59, is a vice president of our company, an executive director and senior executive of PetroChina International Company Ltd. and the chairman of China National United Oil Corporation. Ms. Wang is a professor-level senior economist, holds a master’s degree and has nearly 35 years of work experience in China’s oil and gas industry. She was appointed deputy general manager of China National United Oil Corporation in September 1997 and general manager in October 1998. She was appointed general manager of PetroChina International Company Ltd. in February 2002 and chief security officer of PetroChina International Company Ltd. (China National United Oil Corporation) in July 2006. Ms. Wang was appointed vice chief economist of CNPC in November 2007. She was the general manager and chief security officer of PetroChina International Company Ltd. (China National United Oil Corporation) from November 2007 to July 2014. Ms. Wang was appointed executive director of PetroChina International Company Ltd. in January 2009, stepping down as chief security officer in June 2009. In June 2014, she was appointed our vice president and stepped down as vice chief economist of CNPC. In July 2014, Ms. Wang appointed an executive director and a senior executive of PetroChina International Company Ltd.

Lv, Gongxun, age 58, is a vice president of our company, general manager of PetroChina International Exploration & Development Company and general manager of China National Oil and Gas Exploration and Development Corporation. He is a professor-level senior engineer with over 35 years of work experience in China’s oil and gas industry. Mr. Lv was appointed deputy general manager and chief security officer of China National Oil and Gas Exploration and Development Corporation in October 2006, general manager of Turkmenistan Amu Darya River Gas Company in September 2007, and general manager of CNPC (Turkmenistan) Amu Darya River Gas Company in December 2008. He has been serving as general manager of PetroChina International (Kazakhstan) Co. Ltd., general manager of Trans-Asia Gas Pipeline Company Ltd., and director of Enterprises Coordination Group (Central Asia) since December 2012. Mr. Lv was appointed general manager of PetroChina International Exploration & Development Company and general manager of China National Oil and Gas Exploration and Development Corporation in May 2014. He was appointed a vice president of our company in June 2014.

Tian, Jinghui, age 53, is a vice president of our company and the general manager of our Marketing Company. Mr. Tian is a professor-level senior economist and holds a master’s degree. He has over 30 years of experience in China’s oil and gas industry. In May 1998, he was appointed leader of the Preparatory Group of PetroChina Northwest Marketing Company. He served as deputy general manager of our Refining & Marketing Company from December 1999, deputy general manager and chief safety officer of our Marketing Company from November 2007. In June 2009, he was appointed principal officer of PetroChina Marketing Company. Since August 2013, he has been the general manager of our Marketing Company. In November 2015, Mr. Tian was appointed vice president of our company.

Zhao, Dong, age 45, is the chief financial officer of our company. Mr. Zhao is a professor-level senior accountant and holds a doctor degree of engineering. He has nearly 25 years of experience in China’s oil and gas industry. He was the chief accountant and the manager of Financial Assets Department of CNPC International (Nile) Ltd. from July 2002, the deputy chief accountant and the executive deputy director of the Financial & Capital Operation Department of China National Oil and Gas Exploration and Development Corporation from January 2005, the deputy chief accountant and the director of the Financial & Capital Operation Department of China National Oil and Gas Exploration and Development Corporation from January 2005. From June 2008, he served as chief accountant of China National Oil and Gas Exploration and Development Corporation. From October 2009, he served as chief financial officer of PetroChina International Investment Company Limited. He was appointed vice president of CNPC Nile Company in September 2012, president of CNPC Nile Company in August 2013. Mr. Zhao was appointed chief financial officer of our company in November 2015.

Secretary to the Board of Directors

Wu, Enlai, age 55, is the secretary to the board of directors of our company and a director of Kunlun Energy Company Ltd. He is a professor-level senior engineer, holds a master’s degree and has over 30 years of work experience in China’s oil and petrochemical industry. Mr. Wu was appointed deputy director general of Tarim Petrochemical Engineering Construction Headquarters in August 1997, deputy director general of the Capital Operation Department of CNPC in August 2002 and deputy general manager of China National Oil and Gas Exploration and Development Corporation in January 2004. He was appointed head of the Preparatory Work Team for PetroChina Guangxi Petrochemical Company in May 2005, general manager in October 2005 and head of the Enterprise Coordination Team of our company in Guangxi in September 2012. Since December 2013 to February 2016, Mr. Wu was an executive director and the general manager of CNPC Hong Kong (Holding) Ltd. and the chairman of the board of directors of Kunlun Energy Company Ltd. He was appointed the secretary to our board of directors in November 2013.

Compensation

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

Our directors and supervisors, who hold senior management positions or are otherwise employed by us and other senior management of our company receive compensation in the form of salaries, insurance and other benefits in kind, including our contribution to the pension plans for them.

The aggregate amount of salaries, insurance and other benefits in kind paid by us to the five highest paid individuals during the year ended December 31, 2015 was RMB3,634,416. We paid RMB578,937 as our contribution to the pension plans with respect to these individuals in the year ended December 31, 2015.

The aggregate amount of salaries or other compensation, insurance and other benefits in kind paid by us to our directors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2015 was RMB1,638,604 which does not include the fees totaling RMB951,274 paid to our independent directors. The aggregate amount of salaries or other compensation, insurance and other benefits in kind paid by us to our supervisors, who hold senior management position or are otherwise employed by us, during the year ended December 31, 2015 was RMB2,741,673. The aggregate amount of salaries or other compensation, insurance and other benefits in kind paid by us to other senior management during the year ended December 31, 2015 was RMB5,924,425.

In 2015, we paid RMB1,915,512 as our contribution to the pension plans for our directors and supervisors, who hold senior management positions or are otherwise employed by us, and other senior management of our company.

Save as disclosed, no other payments have been paid or are payable, with respect to the year ended December 31, 2015, by us or any of our subsidiaries to our directors. In addition, we have no service contracts with our directors that provide for benefits to our directors upon the termination of their employment with us.

For discussions about the compensations of our individual directors and supervisors, please see Note 11 to our consolidated financial statements included elsewhere in this annual report.

Board Practices

Our board of directors has five committees: an audit committee, an investment and development committee, an evaluation and remuneration committee, a nominating committee and a health, safety and environment committee.

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

Nominating Committee

Our nominating committee was established in 2015. The current members of our nominating committee are Mr. Wang Yilin, the chairman of the committee, Mr. Lin Boqiang and Mr. Zhang Biyi. The nominating committee’s major responsibilities include:

•

reviewing and discussing the structure, size and composition (including skills, knowledge and experience) of the board of directors regularly, and making recommendations on changes to the board to follow the company’s corporate strategy;

•	considering the criteria and procedures for selection of directors, president and other senior management, and making recommendations to the board of directors;

•	considering the board diversity policy and the training systems for directors and management;

•	extensively selecting qualified candidates for directorship and members of senior management, reviewing the qualifications of candidates for directorship and president, and making recommendations;

•	reviewing the proposals on candidates nominated by the nominators who have the nominating rights under the Articles of Association; and

•	reviewing and making assessment on the independence of independent non-executive directors.

Health, Safety and Environment Committee

The current members of our health, safety and environment committee are Mr. Shen Diancheng, the chairman of the committee, Mr. Yu Baocai and Mr. Zhao Zhengzhang. The health, safety and environment committee’s major responsibilities include:

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

Employees

As of December 31, 2013, 2014 and 2015, we had 544,083, 534,652 and 521, 566 employees, respectively. During 2015, we employed 329,704 temporary employees on an average. As of December 31, 2015, we had 330,061 temporary employees. The table below sets forth the number of our employees by business segment as of December 31, 2015.

	Employees	% of Total
Exploration and production	291,525	55.89
Refining and chemicals	150,755	28.90
Marketing	57,149	10.96
Natural gas and pipeline	16,425	3.15
Headquarters and others(1)	5,712	1.10

Total	521,566	100.00

(1)

Including the numbers of employees of the management of our headquarters, specialized companies, PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, Petrochemical Research Institute and other units.

Our employees participate in various basic social insurance plans organized by municipal and provincial governments whereby we are required to make monthly contributions to these plans at certain rates of the employees’ salary as stipulated by relevant local regulations. Expenses incurred by us in connection with the retirement benefit plans were approximately RMB14,855 million, RMB15,674 million and RMB16,357 million, respectively, for the years ended December 31, 2013, 2014 and 2015, respectively.

In 2015, we did not experience any strikes, work stoppages, labor disputes or actions that affected the operation of any of our businesses. Our company maintains good relationship with our employees.

Share Ownership

As of December 31, 2015 our directors, senior officers and supervisors did not have share ownership in us or any of our affiliates.

Item 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We were established on November 5, 1999 with CNPC as its sole promoter. As of March 31, 2016, CNPC beneficially owned 158,325,211,528 shares, which include 291,518,000 H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC, representing approximately 86.507% of the share capital of us, and, accordingly, CNPC is our controlling shareholder.

The following table sets forth the major shareholders of our A shares as of March 31, 2016:

Name of Shareholders	Class of Shares	Number of Shares Held	Percentage of the Issued Share Capital of the Same Class of Shares (%)	Percentage of the Total Share Capital(%)
CNPC	A shares	158,033,693,528	97.60	86.35

The following table sets forth the major shareholders of our H shares as of March 31, 2016:

Name of Shareholders	Number of Shares Held	Percentage of Such Share in That Class of the Issued Shares Capital (%)	Percentage of the Total Share Capital(%)
CNPC	291,518,000 (Long Position)(1)	1.38	0.16
Aberdeen Asset Management Plc and its related parties (collectively, the “Group”), representing the accounts managed by the Group	1,258,155,805 (Long Position)	5.96	0.69
Black Rock, Inc.	1,460,676,793 (Long Position) 5,218,500 (Short Position)	6.92 0.02	0.80 0.003
JP Morgan Chase & Co	1,474,148,831 (Long Position) 159,042,904 (Short Position) 985,089,758 (Lending Pool)	6.98 0.75 4.66	0.81 0.09 0.54

(1)	Held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

Related Party Transactions

CNPC is a controlling shareholder of our company. We enter into extensive transactions with CNPC and other members of the CNPC group, all of which constitute related party transactions for us. We also continue to carry out existing continuing transactions with other related parties in the year ended December 31, 2015.

Continuing Related Party Transactions

Since 2000, our company has engaged in a variety of continuing related party transactions with CNPC, who provides a number of services to us. These transactions are governed by several agreements between CNPC and us, including the comprehensive products and services agreement and its supplemental agreements, product and service implementation agreements, land use rights leasing contract, buildings leasing contract and buildings supplementary leasing agreement, intellectual property licensing contracts and contract for the transfer of rights under production sharing contracts. A detailed discussion of these agreements is set forth in Note 36 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” in our annual report on Form 20-F filed with the SEC on May 27, 2008.

On August 28, 2014, with the existing comprehensive products and services agreement expiring on December 31, 2014, we and CNPC entered into a new comprehensive agreement, which took effect from January 1, 2015 and will be valid for a term of three years. On the same day, under the framework of the existing land use rights leasing contract and the buildings leasing contract, we and CNPC signed a confirmation letter with respect to the change in the areas of land parcels and leased buildings, pursuant to which the area of land parcels leased by us from CNPC was adjusted to 1,777.21 million square meters and the estimated annual rental fees were confirmed to be RMB 4,831.21 million in aggregate. The area of buildings leased by us from CNPC was adjusted to 1,179,586 square meters for an estimated rental fee of RMB 707.7 million per year in aggregate. These new agreements were approved at the extraordinary general meeting of the company held on October 29, 2014. For a detailed discussion of the comprehensive products and services agreement and the confirmation letter under the land use right lease agreement and building lease agreement, please refer to our Form 6-K filed with the SEC on August 28, 2014.

As of December 31, 2015, the outstanding amount of our debts secured by CNPC and its subsidiaries was RMB71,624 million.

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

Loans from Related Parties

As of December 31, 2015, we had unsecured short-term and long-term loans from CNPC and its affiliates in an aggregate amount of RMB294,680 million with an average annual interest rate of 4.03%.

One-off Related Party Transactions

1. Pipeline Restructuring

On December 24, 2015, our wholly-owned subsidiary PetroChina Pipelines Co., Ltd. (“PetroChina Pipelines”) entered into a series of acquisition agreements with us and the other sellers (collectively, the “Sellers”), pursuant to which PetroChina Pipelines agrees to acquire, and the Sellers agree to sell, 100% of the equity interest in each of PetroChina Eastern Pipelines Co., Ltd. (our wholly-owned subsidiary, the “Eastern Pipelines”), PetroChina United Pipelines Co., Ltd. (our 50%-owned subsidiary, the “United Pipelines”) and PetroChina Northwest United Pipelines Co., Ltd. (our 52%-owned subsidiary, the “Northwest Pipeline”) for the consideration of the equity interests in PetroChina Pipelines or in cash. This transaction was negotiated and entered into by all parties on an arm’s length basis and the purchase consideration was based on the valuation conducted by an independent appraiser. The transaction has been closed before December 31, 2015. After the transaction, PetroChina Pipelines became the sole shareholder of Eastern Pipelines, United Pipelines and Northwest Pipeline, with a total net asset value of RMB194,747 million, and we acquired 72.26% of equity interests in PetroChina Pipelines and the other Sellers, except those who received cash considerations, collectively hold the remaining 27.74%. Through this transaction, we established a centralized platform for management, operation, investment and financing of our pipeline assets.

We announced details of this transaction on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively, and filed a Form 6-K with the SEC on December 24, 2015.

2. Transfer to Affiliates The Remaining Natural Gas Reserves in Six Natural Gas Storages

On November 25, 2015, our board of directors approved the asset transfer transactions between our six branch companies as transferors and six subsidiaries of our controlling parent company, CNPC, as transferees, whereby, the transferors shall transfer to the transferees the remaining natural gas reserves in six natural gas storages, respectively. The total consideration was RMB3,509 million which was based on the appraisal conducted by independent appraiser. The transaction has been closed before December 31, 2015.

Details of this transaction were announced by us on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange, and filed a Form 6-K with the SEC on December 24, 2015.

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

A dividend of RMB0.06247 per share (inclusive of applicable taxes) for the six months ended June 30, 2015 was paid to our shareholders on September 18, 2015 with respect to our A Shares and October 27, 2015 with respect to our H Shares. The board of directors recommended that a final dividend of RMB0.02486 per share (inclusive of applicable taxes), which was calculated on the basis of the balance between 45% of our income for the year attributable to our shareholders under IFRS for the year ended December 31, 2015 and the interim dividend for the six months ended June 30, 2015, should be paid. The final dividend for the year ended December 31, 2015 is subject to the approval by the annual general meeting to be held on May 25, 2016, and shall be paid to our shareholders listed on our shareholder register as of the close of business on June 7, 2016.

Significant Changes

None.

Item  9 — THE OFFER AND LISTING

Nature of the Trading Market and Market Price Information

Our ADSs, each representing 100 H Shares, par value RMB1.00 per H Share, have been listed and traded on the New York Stock Exchange since April 6, 2000 under the symbol “PTR”. Our H Shares have been listed and traded on the Hong Kong Stock Exchange since April 7, 2000. In September 2005, our company issued an additional 3,196,801,818 H Shares. CNPC also sold 319,680,182 state-owned shares it held concurrently with our company’s issuance of new H Shares in September 2005. In October 2007, we issued 4 billion A Shares and these shares were listed on the Shanghai Stock Exchange on November 5, 2007. Following the issuance of A Shares, all the domestic shares of our company existing prior to the issuance of A Shares, i.e. the shares held by CNPC (our controlling shareholder) in our company, have been registered with China Securities Depository and Clearing Corporation Limited as tradable A Shares. The New York Stock Exchange, the Hong Kong Stock Exchange and Shanghai Stock Exchange are the principal trading markets for our ADSs, H Shares and A Shares, respectively.

As of December 31, 2015, there were 21,098,900,000 H Shares and 161,922,077,818 A Shares issued and outstanding. As of December 31, 2015, there were 241 registered holders of American depositary receipts evidencing 41,220 ADSs and the total ADSs outstanding was 8,400,708. The depositary of the ADSs is the Bank of New York.

The high and low closing sale prices of our A Shares on the Shanghai Stock Exchange, of H Shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for each year from 2011 through 2015, for each quarter from 2014 to 2016 (up to the end of the first quarter of 2016), and for each month from October 2015 to April 2016 (through April 22, 2016) are set forth below.

	Price Per H Share		Price Per ADS		Price Per A Share
	HK$		US$		RMB
	High	Low	High	Low	High	Low
Annual Data
2011	12.50	8.59	158.83	111.29	12.41	9.35
2012	11.86	9.08	153.23	117.11	10.60	8.47
2013	11.30	7.86	145.80	101.47	9.40	7.31
2014	11.62	7.33	149.48	94.75	10.81	7.47
2015	10.64	5.02	136.37	63.90	14.65	8.23

	Price Per H Share		Price Per ADS		Price Per A Share
	HK$		US$		RMB
	High	Low	High	Low	High	Low
Quarterly Data
2014
First quarter	8.49	7.33	110.21	94.75	7.99	7.51
Second quarter	9.82	8.55	126.28	110.46	7.73	7.47
Third quarter	11.62	9.65	149.48	125.03	8.12	7.48
Fourth quarter	10.08	7.94	129.25	102.01	10.81	7.56
2015
First quarter	9.02	8.13	116.37	103.74	13.09	10.71
Second quarter	10.64	8.56	136.37	109.86	14.65	10.53
Third quarter	8.67	5.19	110.62	67.69	13.73	8.23
Fourth quarter	6.50	5.02	83.97	63.90	9.26	8.30
2016
First Quarter	5.42	4.18	71.84	54.05	8.35	7.08
Monthly Data
2015
October	6.50	5.37	83.97	70.34	8.97	8.44
November	6.24	5.41	79.60	70.15	9.26	8.40
December	5.70	5.02	72.57	63.90	8.82	8.30
2016
January	5.08	4.18	65.59	54.05	8.31	7.08
February	5.18	4.38	67.62	56.42	7.53	7.08
March	5.42	4.99	71.84	65.48	7.89	7.32
April(through April 22, 2016)	5.60	4.85	71.82	61.95	7.79	7.52

The closing prices per A Share, per H Share and per ADS on April 22, 2016 were RMB7.58, HK$5.60 and US$71.82, respectively.

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

PRC Taxation

Dividends and Individual Investors

Pursuant to the Individual Income Tax Law of the PRC, all foreign individuals are subject to a 20% withholding tax on dividends paid by a PRC company on its shares listed overseas, or Overseas Shares, unless specifically exempt by the financial authority of the State Council of the PRC. However, pursuant to the Notice on the Collection of Individual Income Tax after the Abolishment of Guoshuifa [1993] No. 045, or Circular 348, issued by the State General Administration of Taxation of the PRC on June 28, 2011, foreign individual shareholders holding H shares, or Individual H Shareholders, in a PRC company listed in Hong Kong may be subject to different levels of withholding taxes on dividends based on the tax treaties of their home countries with China. Individual H Shareholders, who are residents of Hong Kong or Macau or who enjoy a 10% tax rate on dividends based on the tax treaties of their home countries with China, are subject to a withholding tax rate of 10% with respect to the H-share dividends they receive. For those Individual H Shareholders whose home countries have tax treaties with China prescribing a tax rate on dividends lower than 10%, the PRC company, whose shares are held by such Individual H Shareholders, need to apply for such tax treatment under relevant

PRC taxation regulation on behalf of the Individual H Shareholders in order for them to enjoy such tax treatment. For Individual H Shareholders whose home countries have tax treaties with China prescribing a tax rate on dividends between 10% and 20%, the PRC company, whose shares are held by such Individual H Shareholders, shall withhold the individual income tax at the agreed-upon tax rate. For Individual H Shareholders whose home countries have no tax treaties with China or whose home countries have tax treaties with China prescribing a tax rate on dividends higher than 20%, the PRC company shall withhold the tax at a rate of 20%.

Dividends and Foreign Enterprises

Pursuant to the Enterprise Income Tax Law of the PRC and the implementing rules thereunder, and the Circular on Issues Concerning the Withholding of Corporate Income Tax by PRC Resident Enterprises from Dividends Payable to H Share Non-resident Corporate Shareholders, or the Circular, each PRC resident enterprise, when paying any of its H share non-resident corporate shareholders any dividends, is required to withhold the corporate income tax from such dividends at a uniform rate of 10%. After its receipt of any dividends on its H shares, an H share non-resident corporate shareholder may by itself or through an agent or the withholding agent, apply to the competent taxation authority for the treatment under the applicable tax treaty and present the documents evidencing that such shareholder is qualified to be a beneficial owner as defined under the applicable tax treaty. The competent tax authority, after having verified the correctness of such documents, shall refund the difference between the amount of the tax actually paid by such shareholder and the amount of the tax payable by such shareholder as calculated on the basis of the rate stipulated in the applicable tax treaty.

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

Shanghai-Hong Kong Stock Connect

In April 2014, China launched the Shanghai-Hong Kong Stock Connect Program, which is a cross-boundary investment channel that connects the Shanghai Stock Exchange and the Hong Kong Stock Exchange. Under the program, investors in each market are able to trade shares on the other market using their local brokers and clearing agencies. In accordance with the current PRC tax policies, foreign investors are temporarily exempt from income tax on capital gains derived from the trading of A-shares under the program and will be subject to a 10% uniform withholding tax on the dividends received under the program. After the receipt of any dividends, a non-resident shareholder may by itself or through an agent or the withholding agent, apply to the competent taxation authority for the treatment under the applicable tax treaty and present the documents evidencing that such shareholder is qualified to be a beneficial owner as defined under the applicable tax treaty. The competent tax authority, after having verified the correctness of such documents, shall refund the difference between the amount of the tax actually paid by such shareholder and the amount of the tax payable by such shareholder as calculated on the basis of the rate stipulated in the applicable tax treaty.

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

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds the H Shares or ADSs, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership that holds the H Shares or ADSs, we urge you to consult your tax advisors regarding the consequences of the purchase, ownership and disposition of the H Shares or ADSs.

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

•

a foreign corporation if its stock with respect to which a dividend is paid (or ADSs backed by such stock) is readily tradable on an established securities market within the United States (as determined for United States federal income tax purposes), but does not include an otherwise qualified foreign corporation that is a PFIC in the taxable year that the dividend is paid or in the prior taxable year. We believe that we will be a qualified foreign corporation so long as we are not a PFIC and we are considered eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the Treaty. Our status as a qualified foreign corporation, however, may change.

Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your tax basis in the H Shares or ADSs and thereafter as capital gain. Any dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations with respect to dividends received from United States corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

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

Sale, Exchange or Other Disposition

Upon a sale, exchange or other disposition of the H Shares or ADSs, you will recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes. Capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at a reduced rate where the property has been held more than one year. Your ability to deduct capital losses is subject to limitations. If any PRC tax is withheld from your gain on a sale, exchange or other disposition of H Shares or ADSs, such tax would only be creditable against your United States federal income tax liability to the extent that you have foreign source income. However, in the event that such PRC tax is withheld, a U.S. holder that is eligible for the benefits of the Treaty may be able to treat the gain as foreign source income for foreign tax credit satisfaction purposes. You are urged to consult your tax advisors regarding the United States federal income tax consequences if PRC tax is withheld from your gain on the sale or other disposition of H Shares or ADSs, including the availability of a foreign tax credit under your particular circumstances.

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

We believe that we did not meet either of the PFIC tests in the taxable year that ended December 31, 2015 and believe that we will not meet either of the PFIC tests in the current or subsequent taxable years and therefore will not be treated as a PFIC for such periods. However, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

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

The foregoing rules with respect to excess distributions and dispositions may be avoided or reduced if you are eligible for and timely make a valid “mark-to-market” election. If your H Shares or ADSs were treated as shares regularly traded on a “qualified exchange” for United States federal income tax purposes and a valid and timely mark-to-market election was made, in calculating your taxable income for each taxable year, you generally would be required to take into account as ordinary income or loss the difference, if any, between the fair market value and the adjusted tax basis of your H Shares or ADSs at the end of your taxable year. However, the amount of loss you would be allowed is limited to the extent of the net amount of previously included income as a result of the mark-to -market election. The New York Stock Exchange on which the ADSs are traded is a qualified exchange for United States federal income tax purposes.

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

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends with respect to the H Shares or ADSs or the proceeds of the sale, exchange, or other disposition of the H Shares or ADSs paid within the United States, and in some cases, outside of the United States, other than to various exempt recipients, including corporations. In addition, you may, under some circumstances, be subject to “backup withholding” with respect to dividends paid on the H Shares or ADSs or the proceeds of any sale, exchange or other disposition of the H Shares or ADSs, unless you:

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

Documents on Display

You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the U.S. Securities and Exchange Commission at the Commission’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. You may also find our annual reports on Form 20-F and other documents filed with the SEC on its website www.sec.gov.

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

Interest Rate Risk

Our interest risk exposure arises from changing interest rates. The tables below provide information about our financial instruments including various debt obligations that are sensitive to changes in interest rates. The tables present principal cash flows and related weighted-average interest rates at expected maturity dates. Weighted-average variable rates are based on effective rates as of December 31, 2013, 2014 and 2015. The information is presented in Renminbi equivalents, our reporting currency.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi. However, a portion of our RMB revenues are converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported equipment and other materials. Foreign currency payments for imported equipment represented 2.7%, 3.9% and 1.9% of our total payments for equipment in 2013, 2014 and 2015, respectively. Foreign currency payments for other imported materials represented 0.03%, 0.03% and 0.05% of our total payments for materials in 2013, 2014 and 2015, respectively.

The Renminbi is not a freely convertible currency. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

The tables below provide information about our financial instruments including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The tables below summarize such information by presenting principal cash flows and related weighted-average interest rates at expected maturity dates in RMB equivalents, using the exchange rates in effect as of December 31, 2013, 2014 and 2015, respectively.

December 31, 2015

	Expected Maturity Date							Percentage to Total Long-Term Borrowings	Fair Value
	2016	2017	2018	2019	2020	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	9,294	38,070	20,527	34,512	30,609	71,212	204,224	43.39%	198,074
Average interest rate	4.03%	3.79%	4.51%	4.31%	3.96%	4.27%	—	—	—
Variable Rate Loan Amount	10,471	13,018	33,268	40	45	6,313	63,155	13.42%	63,155
Average interest rate	4.40%	3.94%	4.51%	4.90%	4.90%	4.73%	—	—	—
Loans in Euros
Fixed Rate Loan Amount	12	22	2,151	23	16	6	2,230	0.47%	2,318
Average interest rate	2.12%	2.76%	2.35%	2.64%	2.93%	3.49%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in United States Dollars
Fixed Rate Loan Amount	36	488	36	36	36	154	786	0.17%	774
Average interest rate	1.10%	2.26%	1.10%	1.10%	1.10%	0.37%	—	—	—
Variable Rate Loan Amount	15,841	12,845	21,500	11,048	32,136	1,300	94,670	20.12%	94,670
Average interest rate	2.29%	2.00%	2.77%	3.11%	2.44%	3.41%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	15	16	16	7	3	8	65	0.01%	68
Average interest rate	2.47%	2.46%	2.46%	2.40%	2.30%	2.30%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	—	16,000	16,000	—	—	8,000	40,000	8.50%	41,430
Average interest rate	—	4.55%	4.47%	—	—	4.93%	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	498	18,630	20,000	—	20,000	—	59,128	12.56%	59,157
Average interest rate	5.63%	4.21%	4.03%	—	3.85%	—	—	—	—
Medium term note in United State Dollar
Fixed Rate Loan Amount	—	—	—	—	3,192	3,192	6,384	1.36%	6,202
Average interest rate	—	—	—	—	2.88%	3.75%	—	—	—
Total	36,167	99,089	113,498	45,666	86,037	90,185	470,642	100.00%	465,848

December 31, 2014

	Expected Maturity Date							Percentage to Total Long-Term Borrowings	Fair Value
	2015	2016	2017	2018	2019	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	20,806	39,609	22,320	20,219	30,107	88,318	221,379	52.20%	210,259
Average interest rate	4.06%	4.56%	4.19%	4.52%	4.65%	4.82%	—	—	—
Variable Rate Loan Amount	4,761	10,056	15,607	245	151	6,033	36,853	8.69%	36,852
Average interest rate	5.49%	4.92%	4.58%	5.56%	5.40%	5.24%	—	—	—
Loans in Euros
Fixed Rate Loan Amount	21	21	21	21	31	14	129	0.03%	148
Average interest rate	2.79%	2.79%	2.79%	2.79%	2.57%	2.60%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in United States Dollars
Fixed Rate Loan Amount	185	34	34	34	34	177	498	0.12%	533
Average interest rate	6.75%	1.11%	1.11%	1.11%	1.11%	0.51%	—	—	—
Variable Rate Loan Amount	8,010	12,920	20,426	14,141	11,661	6,505	73,663	17.37%	73,663
Average interest rate	2.05%	2.15%	2.38%	3.00%	3.14%	1.81%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	12	12	12	37	3	—	76	0.02%	81
Average interest rate	2.50%	2.50%	2.50%	2.37%	2.50%	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	—	—	16,000	16,000	—	8,000	40,000	9.43%	43,180
Average interest rate	—	—	4.55%	4.47%	—	4.93%	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	20,000	498	31,000	—	—	—	51,498	12.14%	51,301
Average interest rate	3.97%	5.63%	4.19%	—	—	—	—	—	—
Total	53,795	63,150	105,420	50,697	41,987	109,047	424,096	100.00%	416,017

December 31, 2013

	Expected Maturity Date							Percentage to Total Long-Term Borrowings	Fair Value
	2014	2015	2016	2017	2018	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	40,008	20,104	49,936	13,549	40,003	40,003	203,603	52.92%	192,402
Average interest rate	5.26%	4.06%	4.60%	3.90%	4.61%	4.66%	—	—	—
Variable Rate Loan Amount	6,642	14,431	1,614	2,256	121	6,050	31,114	8.09%	31,114
Average interest rate	5.60%	5.11%	4.56%	2.24%	5.71%	5.24%	—	—	—
Loans in Euros
Fixed Rate Loan Amount	23	23	23	23	23	65	180	0.04%	196
Average interest rate	2.73%	2.73%	2.73%	2.73%	2.73%	2.86%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in United States Dollars
Fixed Rate Loan Amount	155	279	336	33	33	243	1,079	0.28%	1,111
Average interest rate	6.51%	7.12%	4.14%	1.09%	1.09%	1.20%	—	—	—
Variable Rate Loan Amount	20,028	6,047	1,463	3,048	7,931	3,986	42,503	11.05%	42,503
Average interest rate	2.39%	2.36%	3.68%	3.58%	3.04%	1.97%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	17	17	17	17	17	17	102	0.03%	109
Average interest rate	2.46%	2.46%	2.46%	2.46%	2.46%	2.06%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	154	154	0.04%	154
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	—	—	—	16,000	16,000	8,000	40,000	10.40%	37,516
Average interest rate	—	—	—	4.55%	4.47%	4.93%	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	15,000	20,000	—	31,000	—	—	66,000	17.15%	63,610
Average interest rate	3.35%	3.97%	—	4.19%	—	—	—	—	—
Total	81,873	60,901	53,389	65,926	64,128	58,518	384,735	100.00%	368,715

See “Item 3 — Key Information — Risk Factors — Risks Related to Pricing and Exchange Rate”.

Commodity Price Risk

We are engaged in a wide range of petroleum-related activities and purchase certain quantity of oil from the international market to meet our demands. The prices of crude oil and refined products in the international market are affected by various factors such as changes in global and regional politics and economy, the demand and supply of crude oil and refined products, as well as unexpected events and disputes with international repercussions. The domestic crude oil price is determined with reference to the international price of crude oil whereby the prices of domestic refined products were allowed to adjust more in line with the prices in the international crude oil market. Other than certain subsidiaries of our company, we generally do not use any derivative instruments to evade such price risks. See “Item 3 — Key Information — Risk Factors — Risks Related to Pricing and Exchange Rate”.

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

Fees and Payments from the Depositary to Us

From January 1, 2015 to December 31, 2015, we received from the depositary a reimbursement of US$175,423.24, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs. In addition, the depositary has agreed to reimburse us certain amount per year of the facility, including but not limited to, investor relations expenses or any other American depositary receipts program related expenses. The amount of such reimbursements is subject to certain limits.

PART II

Item 13 — DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

Item 14 — MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15 — CONTROLS AND PROCEDURES

Evaluation of the Management on Disclosure Controls and Procedures

Our Chairman, who currently performs the function of Chief Executive Officer, and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the United States Exchange Act Rules 13a-15(e) and 15d(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our company’s disclosure controls and procedures were effective to ensure that material information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and regulations and that such information is accumulated and communicated to our company’s management, including our principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our company’s management, including our principal executive officer and principal financial officer, our company evaluated the effectiveness of the its internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our company’s management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of our company’s internal control over financial reporting as of December 31, 2015 has been audited by KPMG, our company’s independent registered public accountants, as stated in its report attached hereto.

Attestation Report of the Registered Public Accounting Firm

The Board of Directors and Shareholders

PetroChina Company Limited:

We have audited PetroChina Company Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). PetroChina Company Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on PetroChina Company Limited’s internal control over financial reporting based on our audit.

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

In our opinion, PetroChina Company Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of PetroChina Company Limited and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2015, and our report dated April 28, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

April 28, 2016

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2015, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting. On May 14, 2013, the COSO published an updated Internal Control – Integrated Framework (2013) and related illustrative documents. We adopted the new framework in 2014.

Item 16A — AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee is composed of two non-executive independent directors, Mr. Lin Boqiang and Mr. Zhang Biyi, and one non-executive director, Mr. Liu Yuezhen. See “Item 6 — Directors, Senior Management and Employees — Board Practices — Audit Committee”. Mr. Zhang Biyi, our non-executive independent director has been confirmed as a “financial expert” as defined in Item 16A of Form 20-F.

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

2. Next, click on “Corporate Governance Structure”.

3. Finally, click on “Code of Ethics for Senior Management” or “Code of Ethics for Employees of PetroChina Company Limited”.

Item 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG has served as our independent accountant since 2013 and audited the financial statements appear in this annual report on Form 20-F. The company’s auditor is elected annually at our annual general meeting. The office of KPMG is located at 8th Floor, Prince’s Building, 10 Chater Road, Central, Hong Kong.

The following table presents the aggregate fees for professional audit services and other services rendered by KPMG to us for each of the years ended December 31, 2014 and 2015.

	December 31,
	2014	2015
	RMB	RMB
	(In millions)
Audit fees	53	53
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

Total	53	53

The auditors’ remuneration above represents the annual audit fees paid by our company. The remuneration does not include fees of RMB34 million and RMB36 million paid by our subsidiaries to KPMG and its network firms which primarily relates to audit, tax compliance and other advisory services for the year ended December 31, 2014 and 2015, respectively.

Audit Committee Pre-approved Policies and Procedures

Currently, all audit services to be provided by our independent registered public accountants, KPMG, must be approved by our audit committee.

During 2015, services relating to all non-audit-related fees provided to us by KPMG were approved by our audit committee in accordance with the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D — EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

We rely on an exemption contained in paragraph (b)(1)(iv)(D) of Rule 10A-3 under the Securities and Exchange Act of 1934, as amended, from the New York Stock Exchange listing requirement that each member of the audit committee of a listed issuer must be independent. Our single non-independent audit committee member, who is a representative of CNPC, has only observer status and is not entitled to take any action at the audit committee of our board of directors, which qualifies us for the exemption from the independence requirements available under paragraph (b)(1)(iv)(D) of Rule 10A-3. See “Item 6 — Directors, Senior Management and Employees — Board Practice — Audit Committee.” We believe our reliance on this exemption does not have any adverse effect on the ability of our audit committee to act independently.

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

Director Independence

Under the NYSE corporate governance rule 303A.01, a listed company must have a majority of independent directors on its board of directors. A company of which more than 50% of the voting power is held by an individual, a group or another company, or a controlled company, is not required to comply with this requirement. We are not required under the PRC Company Law and the HKSE Listing Rules to have a majority of independent directors on our board of directors. As of the date of this report, four of our 11 directors were independent non-executive directors.

Under the NYSE corporate governance rule 303A.03, the non-management directors of a listed company must meet at regularly scheduled executive sessions without management. There are no mandatory requirements under the PRC Company Law and the HKSE Listing Rules that a listed company should hold, and we currently do not hold, such executive sessions.

Nominating/Corporate Governance Committee

Under the NYSE corporate governance rule 303A.04, a listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties, but a controlled company is not required to comply with this requirement. The Corporate Governance Code recently amended by the Stock Exchange of Hong Kong provides that issuers shall establish a nominating committee, and a majority of which should be independent non-executive directors and the chairman shall be served by an independent non-executive director or the board chairman. We are not required under the PRC Company Law and the HKSE Listing Rules to have a nominating/corporate governance committee. We set up a nominating committee in August 2015, which consists of the chairman of our board of directors and two independent directors.

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

In 2014, we formulated the Policy for Internal Regulations, Audit Project Regulation, and Enterprise Pension Regulation.

In order to better adapt to the changes in the applicable regulatory frameworks, we have continued to improve our corporate governance during the reporting period. For example, in 2015, we set up a nominating committee and formulated the Rules of Procedures of the Nominating Committee.

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

CEO Certification Requirements

Under the NYSE corporate governance rule 303A.12(a), each listed company’s CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. Our CEO is not required under the PRC Company Law and the HKSE Listing Rules to submit, and our CEO does not currently submit, such certification. Instead, our chairman, who performs the duties of the CEO, does the certification.

Item 16H — MINE SAFETY DISCLOSURE

Not applicable.

PART  III

Item 17 — FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18 — FINANCIAL STATEMENTS

See page F-1 to F-59 following Item 19.

Item 19 — EXHIBITS

(a) See Item 18 for a list of the financial statements as part of this annual report.

(b) Exhibits to this annual report.

Exhibit Number	Description of Exhibits

1.1	Articles of Association (as amended on May 23, 2013) (English translation)(5)

4.1	Non-competition Agreement between CNPC and PetroChina (English translation)(1)

4.2	Trademark Licensing Contract between CNPC and PetroChina (English translation)(1)

4.3	Patent and Know-how Licensing Contract between CNPC and PetroChina (English translation)(1)

4.4	Computer Software Licensing Contract between CNPC and PetroChina (English translation)(1)

4.5	Contract for Transfer of Rights under Production Sharing Contracts between CNPC and PetroChina (English translation)(1)

Exhibit Number	Description of Exhibits

4.6	Contract for the Supervision of Certain Sales Enterprises between CNPC and PetroChina (English translation)(1)

4.7	Form of Agreement for the Transfer of Rights and Interests under the Retainer Contracts relating to Oil Exploration and Exploitation in Lengjiapu Area, Liaohe Oil Region and No. 9.1 — 9.5 Areas, Karamay Oil Field (English translation)(1)

4.8	Supplemental Agreement to the Land Use Rights Leasing Contract, dated August 25, 2011, between CNPC and PetroChina (English translation)(3)

4.9	Amended Buildings Leasing Contract, dated August 25, 2011, between CNPC and PetroChina (English translation)(3)

4.10	Finance Lease Agreement, dated August 23, 2012, between Sichuan Petrochemical and Kunlun Finance Leasing (English translation)(4)

4.11	Annual Crude Oil Mutual Supply Framework Agreement, dated January 1, 2016, between China Petroleum and Chemical Corporation and PetroChina (English translation)

8.1	List of major subsidiaries

11.1	Code of Ethics for Senior Management(2)

11.2	Code of Ethics for Employees(2)

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Reserve Report for the year ended on December 31, 2015 prepared by DeGolyer and MacNaughton

15.2	Reserve Report for the year ended on December 31, 2015 prepared by Ryder Scott

15.3	Reserve Report for the year ended on December 31, 2015 prepared by GLJ Petroleum Consultants

15.4	Reserve Report for the year ended on December 31, 2015 prepared by McDaniel & Associates Consultants, Ltd.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11566) filed with the Commission, as declared effective on March 29, 2000.
(2)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-15006) filed with the Commission.
(3)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 1-15006) filed with the Commission.
(4)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 1-15006) filed with the Commission.
(5)	Incorporated by reference to our report on Form 6-K (File No. 1-15006) filed with the Commission on May 23, 2013.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROCHINA COMPANY LIMITED

/s/Wu Enlai
Name: Wu Enlai
Title: Secretary to Board of Directors

Date: April 28, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

PetroChina Company Limited:

We have audited the accompanying consolidated statements of financial position of PetroChina Company Limited and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the PetroChina Company Limited’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PetroChina Company Limited and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), PetroChina Company Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 28, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/S/ KPMG

Hong Kong, China

April 28, 2016

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2015, 2014 and 2013

(Amounts in millions, except for the per share data)

	Notes	2015	2014	2013
		RMB	RMB	RMB
REVENUE	6	1,725,428	2,282,962	2,258,124

OPERATING EXPENSES
Purchases, services and other		(1,056,795)	(1,486,225)	(1,464,805)
Employee compensation costs	8	(118,082)	(120,822)	(116,422)
Exploration expenses, including exploratory dry holes		(18,380)	(22,064)	(25,301)
Depreciation, depletion and amortization		(202,875)	(177,463)	(163,365)
Selling, general and administrative expenses		(71,270)	(73,413)	(79,021)
Taxes other than income taxes	9	(205,884)	(237,997)	(248,086)
Other income, net		27,110	4,855	27,518

TOTAL OPERATING EXPENSES		(1,646,176)	(2,113,129)	(2,069,482)

PROFIT FROM OPERATIONS		79,252	169,833	188,642

FINANCE COSTS
Exchange gain		9,536	5,020	4,157
Exchange loss		(10,168)	(7,333)	(4,105)
Interest income		2,019	1,596	2,222
Interest expense	10	(24,328)	(23,319)	(23,081)

TOTAL NET FINANCE COSTS		(22,941)	(24,036)	(20,807)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	16	1,504	10,962	10,228

PROFIT BEFORE INCOME TAX EXPENSE	7	57,815	156,759	178,063
INCOME TAX EXPENSE	12	(15,726)	(37,731)	(35,789)

PROFIT FOR THE YEAR		42,089	119,028	142,274

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS
Currency translation differences		(20,965)	(7,557)	(11,432)
Fair value gain from available-for-sale financial assets, net of tax		596	91	45
Share of the other comprehensive income / (loss) of associates and joint ventures accounted for using the equity method		130	159	(218)

OTHER COMPREHENSIVE LOSS, NET OF TAX		(20,239)	(7,307)	(11,605)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		21,850	111,721	130,669

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		35,517	107,172	129,599
Non-controlling interests		6,572	11,856	12,675

		42,089	119,028	142,274

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		18,965	101,279	120,577
Non-controlling interests		2,885	10,442	10,092

		21,850	111,721	130,669

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY(RMB)	13	0.19	0.59	0.71

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2015 and 2014

	Notes	2015	2014
		RMB	RMB
		(Amounts in millions)
NON-CURRENT ASSETS
Property, plant and equipment	15	1,784,905	1,747,691
Investments in associates and joint ventures	16	70,976	116,947
Available-for-sale financial assets	17	2,869	2,170
Advance operating lease payments	19	70,551	66,341
Intangible and other non-current assets	20	98,272	62,962
Deferred tax assets	30	16,927	14,995
Time deposits with maturities over one year		—	3,059

TOTAL NON-CURRENT ASSETS		2,044,500	2,014,165

CURRENT ASSETS
Inventories	21	126,877	165,977
Accounts receivable	22	52,262	53,104
Prepaid expenses and other current assets	23	88,280	83,379
Notes receivable	24	8,233	12,827
Time deposits with maturities over three months but within one year		919	2,243
Cash and cash equivalents	25	72,773	73,778

TOTAL CURRENT ASSETS		349,344	391,308

CURRENT LIABILITIES
Accounts payable and accrued liabilities	26	331,040	364,060
Income taxes payable		7,879	6,917
Other taxes payable		26,262	39,724
Short-term borrowings	27	106,226	169,128

TOTAL CURRENT LIABILITIES		471,407	579,829

NET CURRENT LIABILITIES		(122,063)	(188,521)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,922,437	1,825,644

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	28	183,021	183,021
Retained earnings		711,755	707,303
Reserves	29	284,940	285,570

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,179,716	1,175,894
NON-CONTROLLING INTERESTS		164,318	141,887

TOTAL EQUITY		1,344,034	1,317,781

NON-CURRENT LIABILITIES
Long-term borrowings	27	434,475	370,301
Asset retirement obligations	31	117,996	109,154
Deferred tax liabilities	30	13,120	15,900
Other long-term obligations		12,812	12,508

TOTAL NON-CURRENT LIABILITIES		578,403	507,863

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,922,437	1,825,644

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2015, 2014 and 2013

	2015	2014	2013
	RMB	RMB	RMB
	(Amounts in millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the year	42,089	119,028	142,274
Adjustments for:
Income tax expense	15,726	37,731	35,789
Depreciation, depletion and amortization	202,875	177,463	163,365
Capitalized exploratory costs charged to expense	9,608	12,063	12,036
Safety fund reserve	1,434	1,451	1,690
Share of profit of associates and joint ventures	(1,504)	(10,962)	(10,228)
Reversal of provision for impairment of receivables, net	74	30	(51)
Write down in inventories, net	3,335	1,850	360
Impairment of available-for-sale financial assets	74	5	7
Loss on disposal of property, plant and equipment	4,661	3,721	3,543
Remeasurement to fair value of pre-existing interest in acquiree	(22,807)	—	—
Gain on disposal of certain pipeline net assets and operations	—	—	(24,822)
Gain on disposal of other non-current assets	(1,756)	(1,089)	(28)
Dividend income	(288)	(374)	(363)
Interest income	(2,019)	(1,596)	(2,222)
Interest expense	24,328	23,319	23,081
Changes in working capital:
Accounts receivable, prepaid expenses and other current assets	5,581	2,651	(13,621)
Inventories	36,256	59,215	(13,887)
Accounts payable and accrued liabilities	(28,163)	(16,966)	20,413

CASH FLOWS GENERATED FROM OPERATIONS	289,504	407,540	337,336
Income taxes paid	(28,192)	(51,063)	(48,807)

NET CASH FLOWS FROM OPERATING ACTIVITIES	261,312	356,477	288,529

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the Years Ended December 31, 2015, 2014 and 2013

	2015	2014	2013
	RMB	RMB	RMB
	(Amounts in millions)
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(217,750)	(306,551)	(304,100)
Acquisition of investments in associates and joint ventures	(1,637)	(2,587)	(4,278)
Acquisition of available-for-sale financial assets	(625)	(219)	(13)
Advance payments on long-term operating leases	(2,524)	(2,735)	(3,172)
Acquisition of intangible assets and other non-current assets	(3,586)	(3,071)	(2,951)
Payments for acquisition of joint venture and subsidiaries	(6,496)	(13)	(99)
Proceeds from disposal of property, plant and equipment	1,923	7,250	38,687
Acquisition of subsidiaries	(17,855)	—	—
Proceeds from disposal of other non-current assets	16,987	377	397
Interest received	1,585	777	2,074
Dividends received	9,617	12,319	9,628
Decrease / (increase) in time deposits with maturities over three months	4,482	3,615	(2,683)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(215,879)	(290,838)	(266,510)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(530,808)	(524,137)	(476,943)
Repayments of long-term borrowings	(250,745)	(175,297)	(69,993)
Interest paid	(20,777)	(21,039)	(21,389)
Dividends paid to non-controlling interests	(5,314)	(8,172)	(5,404)
Dividends paid to owners of the Company	(29,005)	(59,475)	(53,470)
Increase in short-term borrowings	481,762	528,907	446,845
Increase in long-term borrowings	311,809	214,695	154,373
Capital contribution from non-controlling interests	1,596	1,587	14,415
Payments to non-controlling interests due to capital reduction of subsidiaries	(299)	(17)	(10)
Decrease in other long-term obligations	(3,658)	(1,364)	(663)

NET CASH FLOWS USED FOR FINANCING ACTIVITIES	(45,439)	(44,312)	(12,239)

TRANSLATION OF FOREIGN CURRENCY	(999)	1,044	(1,768)

(Decrease) / increase in cash and cash equivalents	(1,005)	22,371	8,012
Cash and cash equivalents at beginning of the year	73,778	51,407	43,395

Cash and cash equivalents at end of the year	72,773	73,778	51,407

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2015, 2014 and 2013

	Attributable to Owners of the Company				Non-controlling Interests	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB
	(Amounts in millions)
Balance at January 1, 2013	183,021	603,808	277,181	1,064,010	116,738	1,180,748

Profit for the year ended December 31, 2013	—	129,599	—	129,599	12,675	142,274
Other comprehensive loss for the year ended December 31, 2013	—	—	(9,022)	(9,022)	(2,583)	(11,605)
Special reserve-safety fund reserve	—	2,779	(1,132)	1,647	43	1,690
Transfer to reserves	—	(13,436)	13,436	—	—	—
Dividends	—	(53,470)	—	(53,470)	(4,147)	(57,617)
Acquisition of subsidiaries	—	—	—	—	117	117
Capital contribution from non-controlling interests	—	—	(20)	(20)	14,435	14,415
Other	—	20	(29)	(9)	(78)	(87)

Balance at December 31, 2013	183,021	669,300	280,414	1,132,735	137,200	1,269,935

Profit for the year ended December 31, 2014	—	107,172	—	107,172	11,856	119,028
Other comprehensive loss for the year ended December 31, 2014	—	—	(5,893)	(5,893)	(1,414)	(7,307)
Special reserve-safety fund reserve	—	—	1,423	1,423	28	1,451
Transfer to reserves	—	(9,686)	9,686	—	—	—
Dividends	—	(59,475)	—	(59,475)	(7,429)	(66,904)
Acquisition of subsidiaries	—	—	(48)	(48)	53	5
Capital contribution from non-controlling interests	—	—	(9)	(9)	1,695	1,686
Other	—	(8)	(3)	(11)	(102)	(113)

Balance at December 31, 2014	183,021	707,303	285,570	1,175,894	141,887	1,317,781

Profit for the year ended December 31, 2015	—	35,517	—	35,517	6,572	42,089
Other comprehensive loss for the year ended December 31, 2015	—	—	(16,552)	(16,552)	(3,687)	(20,239)
Special reserve-safety fund reserve	—	—	1,303	1,303	131	1,434
Transfer to reserves	—	(2,103)	2,103	—	—	—
Dividends	—	(29,005)	—	(29,005)	(5,515)	(34,520)
Acquisition of subsidiaries	—	—	12,530	12,530	23,755	36,285
Capital contribution from non-controlling interests	—	—	—	—	2,040	2,040
Other	—	43	(14)	29	(865)	(836)

Balance at December 31, 2015	183,021	711,755	284,940	1,179,716	164,318	1,344,034

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

The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas (Note 37).

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

A listing of the Group’s principal subsidiaries is set out in Note 18.

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

A listing of the Group’s principal associates is shown in Note 16.

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

A listing of the Group’s principal joint ventures is shown in Note 16.

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

(e) Foreign currencies

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Most assets and operations of the Group are located in the PRC (Note 37), and the functional currency of the Company and most of the consolidated subsidiaries is the Renminbi (“RMB”). The consolidated financial statements are presented in the presentation currency of RMB.

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

(h) Intangible assets and goodwill

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

Classification

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

12 months after the date of the statement of financial position, which are classified as non-current assets. The Group’s loans and receivables comprise accounts receivable, notes receivable and other receivables. The recognition methods for loans and receivables are disclosed in the respective policy notes.

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

(u) Related Parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(v) New accounting developments

(i) New and amended standards adopted by the Group

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on or after January 1, 2015 that would be expected to have a material impact on the Group.

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

IFRS 9 Financial Instruments (“IFRS 9”), published in July 2014, replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39.

IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The adoption of this standard is expected to have an impact on the Group’s financial assets, but no impact on the Group’s financial liabilities.

IFRS 15 Revenue from contracts with customers (“IFRS15”) establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programs.

IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Group is assessing the potential impact on its consolidated financial statements.

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

(ii) Interest rate risk

The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 27.

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

The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The Group’s accounts receivable balances over 3 years have been substantially provided for and accounts receivable balances within one year are generally neither past due nor impaired. The aging analysis of accounts receivable (net of impairment of accounts receivable) is presented in Note 22. The Group’s accounts receivable balances that are neither past due nor impaired are with customers with no recent history of default.

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

Analysis of the Group’s financial liabilities based on the remaining period at the date of the statement of financial position to the contractual maturity dates are presented in Note 27.

4.2 Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimize returns for owners and to minimize its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings / (interest-bearing borrowings + total equity). The gearing ratio at December 31, 2015 is 28.7% (December 31, 2014: 29.0%).

4.3 Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2015 and 2014 are disclosed in the respective accounting policies.

The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash and cash equivalents, time deposits with maturities over three months but within one year, accounts receivable, other receivables, trade payables, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings are presented in Note 27.

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

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

6	REVENUE

Revenue represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas. Analysis of revenue by segment is shown in Note 37.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

7	PROFIT BEFORE INCOME TAX EXPENSE

	2015	2014	2013
	RMB	RMB	RMB
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	288	275	358
Reversal of provision for impairment of receivables	99	56	80
Reversal of write down in inventories	59	74	53
Government grants(i)	7,906	10,931	10,347
Gain on disposal of certain pipeline net assets and operations	—	—	24,822
Remeasurement to fair value of pre-existing interest in acquiree(ii)	22,807	—	—

Charged
Amortization of intangible and other assets	4,141	4,531	3,695
Auditors’ remuneration(iii)	53	53	53
Cost of inventories recognized as expense	1,282,039	1,713,290	1,676,539
Provision for impairment of receivables	173	86	29
Loss on disposal of property, plant and equipment	4,661	3,721	3,543
Operating lease expenses	16,786	12,582	11,902
Research and development expenses	11,856	13,088	14,157
Write down in inventories	3,394	1,924	413

(i)	Comprises proportionate refund of import value-added tax relating to the import of natural gas (including liquefied natural gas) provided by the PRC government. This value-added tax refund is applicable from January 1, 2011 to December 31, 2020 and available when the import prices of the natural gas and liquefied natural gas imported under any State-sanctioned pipelines are higher than their prescribed selling prices.
(ii)	The Company, through PetroChina Pipelines Co., Ltd. (a wholly owned subsidiary of the Group), acquired PetroChina United Pipelines Co., Ltd. (a former joint venture of the Group)(Note 18(ii)), and accordingly, the Company remeasured the fair value of its pre-existing interest in PetroChina United Pipelines Co., Ltd. at the acquisition date, and recognized the difference between the fair value and carrying value of such interest as “Other Income” in the consolidated statement of comprehensive income.
(iii)	The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB 36 paid by subsidiaries to the Company’s current auditor and its network firms which primarily relates to audit, tax compliance and other advisory services (2014: RMB 34, 2013: RMB 28).

8	EMPLOYEE COMPENSATION COSTS

	2015	2014	2013
	RMB	RMB	RMB
Wages, salaries and allowances	75,651	78,329	75,691
Social security costs	42,431	42,493	40,731

	118,082	120,822	116,422

Social security costs mainly represent contributions to plans for staff welfare organized by the PRC municipal and provincial governments and others including contributions to the retirement benefit plans (Note 32).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

9	TAXES OTHER THAN INCOME TAXES

	2015	2014	2013
	RMB	RMB	RMB
Crude oil special gain levy	—	64,376	72,726
Consumption tax	149,323	104,262	99,800
Resource tax	18,584	26,305	28,409
Other	37,977	43,054	47,151

	205,884	237,997	248,086

In accordance with PRC new tax rules and regulations, the threshold above which crude oil special gain levy will be imposed (with the five-level progressive tax rates varying from 20% to 40% remaining) was raised from US$ 40 per barrel to US$ 55 per barrel, and was effective from November 1, 2011. The threshold was raised from US$ 55 to US$ 65 per barrel, and the change was effective from January 1, 2015.

Resource tax on domestic sales of crude oil and natural gas, assessed based on value instead of volume (with rates from 5% to 10% and the resource tax rate applicable to the Group up to 5%), was implemented nationally, and was effective from November 1, 2011. Resource tax on domestic sales of crude oil and natural gas, assessed based on value instead of volume (with rates from 5% to 10% and the resource tax rate applicable to the Group up to 6%), was implemented nationally, and the change was effective from December 1, 2014.

10	INTEREST EXPENSE

	2015	2014	2013
	RMB	RMB	RMB
Interest on
Bank loans	1,259	1,926	1,464
Other loans	19,892	19,336	20,803
Accretion expense (Note 31)	5,950	5,406	4,690
Less: Amounts capitalized	(2,773)	(3,349)	(3,876)

	24,328	23,319	23,081

Amounts capitalized are borrowing costs that are attributable to the construction of a qualifying asset. The average interest rate used to capitalize such general borrowing cost was 4.28% -5.76% per annum for the year ended December 31, 2015(2014: 5.76%, 2013: 5.76%).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

11	EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of directors and supervisors for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015				2014	2013
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Chairman:
Mr. Wang Yilin(i)	—	—	—	—	—	—
Mr. Zhou Jiping(i)	—	—	—	—	—	1,212
Vice Chairman:
Mr. Wang Dongjin(ii)	—	576	158	734	1,137	1,066

Executive director:
Mr. Liu Hongbin(iv)	—	546	153	699	1,001	855
Mr. Ran Xinquan(ix)	—	—	—	—	—	402
Mr. Zhao Zhengzhang(iii)	—	516	155	671	892	777

	—	1,062	308	1,370	1,893	2,034

Non-executive directors:
Mr. Li Xinhua(v)	—	—	—	—	—	—
Mr. Wang Guoliang(v)	—	—	—	—	—	—
Mr. Yu Baocai	—	—	—	—	—	—
Mr. Shen Diancheng(v)	—	—	—	—	—	—
Mr. Liu Yuezhen(v)	—	—	—	—	—	—
Mr. Liu Hongru(v)	—	—	—	—	153	243
Mr. Franco Bernabè(v)	—	—	—	—	111	244
Mr. Li Yongwu(v)	—	—	—	—	161	252
Mr. Cui Junhui(v)	—	—	—	—	—	255
Mr. Chen Zhiwu	220	—	—	220	228	219
Mr. Richard H. Matzke(v)	230	—	—	230	116	—
Mr. Lin Boqiang(v)	249	—	—	249	172	—
Mr. Zhang Biyi(v)	252	—	—	252	153	—

	951	—	—	951	1,094	1,213

Supervisors:
Mr. Guo Jinping	—	—	—	—	—	—
Mr. Zhang Fengshan(vii)	—	—	—	—	—	—
Mr. Sun Xianfeng(vi)	—	—	—	—	—	—
Mr. Li Qingyi(vi)	—	—	—	—	—	—
Mr. Jia Yimin(vii)	—	—	—	—	—	—
Mr. Jiang Lifu(vii)	—	—	—	—	—	—
Mr. Wang Guangjun(vii)	—	—	—	—	483	779
Mr. Li Luguang(vii)	—	—	—	—	529	—
Mr. Yao Wei	—	707	89	796	793	857
Mr. Liu Hehe	—	655	69	724	615	710
Mr. Yang Hua(vii)	—	785	53	838	454	—
Mr. Li Jiamin(vii)	—	595	176	771	630	—
Mr. Wang Daocheng(vii)	—	—	—	—	112	228
Mr. Fan Fuchun(vi)(vii)	—	—	—	—	106	145

	—	2,742	387	3,129	3,722	2,719

	951	4,380	853	6,184	7,846	8,244

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(i)	Mr. Wang Yilin was elected as the chairman from June 23, 2015, and Mr. Zhou Jiping ceased being the chairman from June 23, 2015.
(ii)	Mr. Wang Dongjin also serves as the Chief Executive.
(iii)	Mr. Zhao Zhengzhang was elected as an executive director from June 23, 2015.
(iv)	Mr. Liu Hongbin was elected as the executive director from May 22, 2014.
(v)	Mr. Li Xinhua, Mr. Wang Guoliang, Mr. Liu Hongru, Mr. Franco Bernabè, Mr. Li Yongwu and Mr. Cui Junhui ceased being directors from May 22, 2014; Mr. Shen Diancheng, Mr. Liu Yuezhen, Mr. Richard H. Matzke and Mr. Lin Boqiang were elected as directors from May 22, 2014; Mr. Zhang Biyi was elected as a director from October 29, 2014.
(vi)	Mr. Sun Xianfeng ceased being a supervisor from May 23, 2013, and Mr. Li Qingyi and Mr. Fan Fuchun were elected as supervisors from that date.
(vii)	Mr. Wang Guangjun, Mr. Wang Daocheng and Mr. Fan Fuchun ceased being supervisors from May 22, 2014; Mr. Zhang Fengshan, Mr. Jia Yimin, Mr. Li Luguang, Mr. Li Jiamin were elected as supervisors from May 22, 2014.

Mr. Li Luguang ceased being supervisors from August 26, 2014.

Mr. Jiang Lifu and Mr. Yang Hua were elected as supervisors from October 29, 2014.

(viii)	Emoluments set out above exclude RMB 3.31 paid to directors of the Company for the year of 2010, 2011 and 2012 of the deferred merit pay in accordance with relevant requirements by the PRC government in 2013.
(ix)	The emoluments received by the following persons are not reflected in the analysis shown above:

Mr. Jiang Jiemin ceased being the chairman from March 18, 2013, and received no emoluments from the Company during the year 2015, 2014 and 2013; Mr. Liao Yongyuan ceased being the non-executive director and vice chairman from March 17, 2015, and emoluments received from the Company during the year 2015, 2014 and 2013 were RMB nil, RMB nil and RMB 1.124, respectively; Mr. Ran Xinquan ceased being the executive director from August 26, 2013, and emoluments received from the Company during the year 2015, 2014 and 2013 were RMB nil, RMB nil and RMB 0.402, respectively; Mr. Wang Lixin ceased being the supervisor from August 26, 2014, and received no emoluments from the Company during the year 2015, 2014 and 2013; Mr. Wen Qingshan ceased being the supervisor from December 17, 2013, and received no emoluments from the Company during the year 2015, 2014 and 2013.

None of the directors and supervisors has waived their remuneration during the year ended December 31, 2015. (2014: None of the directors and supervisors has waived their remuneration during the year ended December 31, 2014 except for Mr. Cui Junhui, 2013: None)

The five highest paid individuals in the Company for the year ended December 31, 2015 include three supervisors whose emoluments are reflected in the analysis shown above and the note; and two members of the key management team whose allowances and other benefits were RMB 0.780 and RMB 0.768, respectively, and whose contribution to retirement benefit scheme were RMB 0.130 and RMB 0.132, respectively.

The five highest paid individuals in the Company for the year ended December 31, 2014 include five directors whose emoluments are reflected in the analysis shown above and the note.

During 2015, 2014 and 2013, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

12	INCOME TAX EXPENSE

	2015	2014	2013
	RMB	RMB	RMB
Current taxes	18,998	41,007	52,112
Deferred taxes (Note 30)	(3,272)	(3,276)	(16,323)

	15,726	37,731	35,789

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

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2015	2014	2013
	RMB	RMB	RMB
Profit before income tax expense	57,815	156,759	178,063

Tax calculated at a tax rate of 25%	14,454	39,190	44,516
Tax return true-up	2,008	1,900	1,005
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	910	2,302	2,351
Effect of preferential tax rate	(5,436)	(6,948)	(15,687)
Tax effect of income not subject to tax	(2,875)	(4,953)	(3,743)
Tax effect of expenses not deductible for tax purposes	6,665	6,240	7,347

Income tax expense	15,726	37,731	35,789

13	BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the year ended December 31, 2015, 2014 and 2013 have been computed by dividing profit for the year attributable to owners of the Company of RMB 35,517, RMB 107,172 and RMB 129,599 respectively by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

14	DIVIDENDS

	2015	2014	2013
	RMB	RMB	RMB
Interim dividends attributable to owners of the Company for 2015(a)	11,433	—	—
Proposed final dividends attributable to owners of the Company for 2015(b)	4,550	—	—
Interim dividends attributable to owners of the Company for 2014(c)	—	30,656	—
Final dividends attributable to owners of the Company for 2014(d)	—	17,572	—
Interim dividends attributable to owners of the Company for 2013(e)	—	—	29,485
Final dividends attributable to owners of the Company for 2013(f)	—	—	28,835

	15,983	48,228	58,320

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(a)	Interim dividends attributable to owners of the Company in respect of 2015 of RMB 0.06247 yuan per share amounting to a total of RMB 11,433 were paid on September 18, 2015 (A shares) and October 27, 2015 (H shares).
(b)	At the 1st meeting of the Board in 2016, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2015 of RMB 0.02486 yuan per share amounting to a total of RMB 4,550. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2016 when approved at the forthcoming Annual General Meeting.
(c)	Interim dividends attributable to owners of the Company in respect of 2014 of RMB 0.16750 yuan per share amounting to a total of RMB 30,656 were paid on September 19, 2014 (A share) and September 29, 2014 (H shares).
(d)	Final dividends attributable to owners of the Company in respect of 2014 of RMB 0.09601 yuan per share amounting to a total of RMB 17,572 were paid on July 9, 2015 (A share) and August 13, 2015 (H shares).
(e)	Interim dividends attributable to owners of the Company in respect of 2013 of RMB 0.16110 yuan per share amounting to a total of RMB 29,485 were paid on October 24, 2013.
(f)	Final dividends attributable to owners of the Company in respect of 2013 of RMB 0.15755 yuan per share amounting to a total of RMB 28,835 were paid on July 17, 2014.

15	PROPERTY, PLANT AND EQUIPMENT

Year Ended December 31, 2015	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	192,026	1,688,154	850,075	28,217	19,345	246,094	3,023,911
Additions	4,421	6,745	70,253	2,403	944	191,466	276,232
Transfers	12,675	133,708	39,084	—	1,405	(186,872)	—
Disposals or write offs	(2,354)	(14,961)	(5,563)	(867)	(280)	(9,608)	(33,633)
Currency translation differences	(1,564)	(13,759)	(518)	(167)	(396)	(4,276)	(20,680)

At end of the year	205,204	1,799,887	953,331	29,586	21,018	236,804	3,245,830

Accumulated depreciation and impairment
At beginning of the year	(68,649)	(807,712)	(373,401)	(17,381)	(8,968)	(109)	(1,276,220)
Charge for the year and others	(10,182)	(115,996)	(51,410)	(2,153)	(2,367)	—	(182,108)
Impairment charges	(81)	(19,893)	(1,489)	(2)	(3)	(3,554)	(25,022)
Disposals or write offs or transfers	1,296	10,039	4,434	771	191	3	16,734
Currency translation differences	712	4,008	551	146	407	(133)	5,691

At end of the year	(76,904)	(929,554)	(421,315)	(18,619)	(10,740)	(3,793)	(1,460,925)

Net book value
At end of the year	128,300	870,333	532,016	10,967	10,278	233,011	1,784,905

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Year Ended December 31, 2014	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	177,705	1,495,374	759,411	27,743	17,412	288,538	2,766,183
Additions	1,406	43,935	5,160	1,127	890	251,670	304,188
Transfers	14,618	167,979	97,759	—	1,284	(281,640)	—
Disposals or write offs	(1,974)	(8,635)	(12,519)	(692)	(348)	(12,063)	(36,231)
Currency translation differences	271	(10,499)	264	39	107	(411)	(10,229)

At end of the year	192,026	1,688,154	850,075	28,217	19,345	246,094	3,023,911

Accumulated depreciation and impairment
At beginning of the year	(59,919)	(694,318)	(339,545)	(15,967)	(7,493)	(118)	(1,117,360)
Charge for the year and others	(9,712)	(118,126)	(40,541)	(2,021)	(1,670)	(5)	(172,075)
Impairment charges	(1)	(3,684)	—	—	—	—	(3,685)
Disposals or write offs or transfers	1,041	4,935	6,766	621	246	12	13,621
Currency translation differences	(58)	3,481	(81)	(14)	(51)	2	3,279

At end of the year	(68,649)	(807,712)	(373,401)	(17,381)	(8,968)	(109)	(1,276,220)

Net book value
At end of the year	123,377	880,442	476,674	10,836	10,377	245,985	1,747,691

The depreciation charge of the Group for the year ended December 31, 2015 included impairment losses of RMB 25,022 (2014: RMB 3,685, 2013: RMB 3,857 primarily related to certain of the Group’s chemical production facilities under the Refining and Chemicals segment) primarily related to oil and gas properties and construction in progress under the Exploration and Production segment of RMB 22,922 (2014: RMB 3,684, 2013: RMB nil).

The primary factor resulting in these impairment losses in respect of oil and gas properties was the lower price of crude oil, higher production costs and operating costs. The carrying values of these oil and gas properties were written down to their recoverable amounts which were determined based on the present values of the expected future cash flows of the assets using a pre-tax discount rate for the years ended December 31, 2015, 2014 and 2013, respectively. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the assets impairment.

The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2015, 2014 and 2013.

	2015	2014	2013
	RMB	RMB	RMB
At beginning of the year	20,878	24,507	22,338
Additions to capitalized exploratory well costs pending the determination of proved reserves	21,698	26,504	30,640
Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(12,791)	(18,070)	(16,433)
Capitalized exploratory well costs charged to expense	(9,608)	(12,063)	(12,038)

At end of the year	20,177	20,878	24,507

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed.

	December 31, 2015	December 31, 2014
	RMB	RMB
One year or less	13,330	14,913
Over one year	6,847	5,965

Balance at December 31	20,177	20,878

RMB 6,847 at December 31, 2015 (December 31, 2014: RMB 5,965) of capitalized exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.

16	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The summarized financial information of the Group’s principal associates and joint ventures, including the aggregated amounts of assets, liabilities, revenue, profit or loss and the interest held by the Group were as follows:

Name	Country of Incorporation	Registered Capital	Principal Activities	Interest Held
				Direct %	Indirect %
Dalian West Pacific Petrochemical Co., Ltd.	PRC	USD 258 million	Production and sale of petroleum and petrochemical products	28.44	—

China Marine Bunker (PetroChina) Co., Ltd.	PRC	1,000	Oil import and export trade and transportation, sale and storage	—	50.00

China Petroleum Finance Co., Ltd.	PRC	5,441	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business	49.00	—

Arrow Energy Holdings Pty Ltd.	Australia	AUD 2	Exploration, development and sale of coal seam gas	—	50.00

PetroChina United Pipelines Co., Ltd.(i) (Note(18(ii)))	PRC	40,000	Storage and transportation of natural gas through pipeline, construction and related technology consulting of petroleum and natural gas pipeline	50.00	—

CNPC Captive Insurance Co., Ltd.(ii)	PRC	5,000	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business	49.00	—

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(i)	In June 2013, PetroChina United Pipelines Company Limited, in which the Group has a 50% equity interest, was established with a registered capital of RMB 40,000.
(ii)	In December 2013, CNPC Captive Insurance Company Limited, in which the Group has a 49% equity interest, was established with a registered capital of RMB 5,000.

Dividends received and receivable from associates and joint ventures were RMB 9,489 in 2015 (2014: RMB 11,815, 2013: RMB 9,226).

In 2015, investments in associates and joint ventures of RMB 55 (2014: RMB 71, 2013: RMB 238) were disposed of, resulting in a gain of RMB 1,258 (2014: a gain of RMB 41, 2013: a gain of RMB 11).

In 2015, the share of profit and other comprehensive income in all individually immaterial associates and joint ventures accounted for using equity method in aggregate was loss of RMB 245 (2014: profit of RMB 5,661, 2013: profit of RMB 7,313) and profit of RMB 1,042 (2014: RMB 113, 2013: RMB 15), respectively.

Interest in Associates

Summarized financial information in respect of the Group’s principal associates and reconciliation to carrying amount is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	28.44	28.44	49.00	49.00	49.00	49.00
Current assets	4,214	5,564	351,516	354,634	2,272	7,689
Non-current assets	4,180	3,472	288,537	285,833	8,095	1,010
Current liabilities	8,248	12,473	544,674	526,866	4,907	3,527
Non-current liabilities	7,000	2,368	51,809	74,876	—	—
Net (liabilities) / assets	(6,854)	(5,805)	43,570	38,725	5,460	5,172
Group’s share of net assets	—	—	21,349	18,975	2,675	2,534
Goodwill	—	—	349	349	—	—
Carrying amount of interest in associates	—	—	21,698	19,324	2,675	2,534

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Summarized statement of comprehensive income is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.			China Petroleum Finance Co., Ltd.			CNPC Captive Insurance Co., Ltd.
	2015	2014	2013	2015	2014	2013	2015	2014	2013
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	18,170	38,983	34,839	10,335	9,703	9,672	480	376	37
(Loss) / profit for the year	(984)	(1,465)	(828)	5,839	5,432	5,237	286	173	(1)
Other comprehensive income / (loss)	—	—	—	294	561	(588)	1	—	—

Total comprehensive (loss)/ income	(984)	(1,465)	(828)	6,133	5,993	4,649	287	173	(1)

Group’s share of total comprehensive income/ (loss)	—	—	—	3,005	2,937	2,278	141	85	(1)

Dividends received by the Group	—	—	—	631	1,248	—	—	—	—

Interest in Joint Ventures

Summarized balance sheet in respect of the Group’s principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		PetroChina United Pipelines Co., Ltd.
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	50.00	50.00	—	50.00
Non-current assets	2,076	1,966	34,902	42,363	—	73,861
Current assets	4,653	6,060	597	709	—	13,900
Including: cash and cash equivalents	1,703	1,585	355	460	—	266
Non-current liabilities	691	707	23,595	18,973	—	—
Including: Non-current financial liabilities excluding trade and other payables and provisions	504	518	14,919	11,873	—	—
Current liabilities	3,399	4,806	1,365	1,237	—	2,034
Including: Current financial liabilities excluding trade and other payables and provisions	1,308	2,277	269	257	—	—
Net assets	2,639	2,513	10,539	22,862	—	85,727
Net assets attributable to owners	2,416	2,406	10,539	22,862	—	85,727
Group’s share of net assets	1,208	1,203	5,270	11,431	—	42,864
Elimination of unrealized profit	—	—	—	—	—	(4,473)
Elimination of transactions with the Group	—	—	(41)	(38)	—	—
Carrying amount of interest in joint ventures	1,208	1,203	5,229	11,393	—	38,391

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Summarized statement of comprehensive income and dividends received by the group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.			Arrow Energy Holdings Pty Ltd.			PetroChina United Pipelines Co., Ltd.
	2015	2014	2013	2015	2014	2013	2015	2014	2013
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	27,587	53,552	56,464	971	1,120	1,188	16,334	18,566	10,326
Depreciation, depletion and amortization	(88)	(86)	—	(484)	(553)	(543)	(3,973)	(4,004)	(2,209)
Interest income	35	48	18	6	11	14	701	631	3
Interest expense	(56)	(71)	(79)	(1,189)	(1,052)	(987)	(9)	(9)	—
Income tax expense	(33)	(20)	(34)	—	—	(1,459)	(2,000)	(2,297)	(1,095)
Net profit / (loss)	93	101	73	(10,753)	(4,439)	(3,910)	7,744	8,919	4,333
Total comprehensive income / (loss) 100%	176	(9)	43	(12,934)	(4,684)	(6,608)	7,744	8,919	4,333
Total comprehensive income / (loss) by share	67	(14)	22	(6,467)	(2,342)	(3,304)	3,872	4,460	2,167
Elimination of unrealized profit	—	—	—	—	—	—	219	221	(4,694)
Group’s share of total comprehensive income / (loss)	67	(14)	22	(6,467)	(2,342)	(3,304)	4,091	4,681	(2,527)
Dividends received by the Group	18	11	—	—	—	—	4,900	1,950	1,950

17	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2015	December 31, 2014
	RMB	RMB
Available-for-sale financial assets	3,198	2,489
Less: Impairment losses	(329)	(319)

	2,869	2,170

Available-for-sale financial assets comprise principally unlisted equity securities and bonds.

In 2015, available-for-sale financial assets of RMB 381 (2014: RMB 67, 2013: RMB 51) were disposed of, resulting in the realization of a gain of RMB 177 (2014: a gain of RMB 100, 2013: a loss of RMB 10).

18	SUBSIDIARIES

The principal subsidiaries of the Group are:

Company Name	Country of Incorporation	Issued Capital RMB	Type of Legal Entity	Attributable Equity Interest %	Voting rights %	Principal Activities
Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	100.00	Exploration, production and sale of crude oil and natural gas

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Company Name	Country of Incorporation	Issued Capital RMB	Type of Legal Entity	Attributable Equity Interest %	Voting rights %	Principal Activities

CNPC Exploration and Development Company Limited(i)	PRC	16,100	Limited liability company	50.00	57.14	Exploration, production and sale of crude oil and natural gas in and outside the PRC

PetroChina Hong Kong Limited	Hong Kong	HKD 7,592 million	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC

PetroChina International Investment Company Limited	PRC	31,314	Limited liability company	100.00	100.00

Investment holding. The

principal activities of its

subsidiaries and joint ventures are the exploration, development and production of crude

oil, natural gas, oil sands and coalbed methane outside the PRC

PetroChina International Company Limited	PRC	14,000	Limited liability company	100.00	100.00	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC

PetroChina Pipelines Co., Ltd.(ii)	PRC	50	Limited liability company	72.26	72.26

Oil and gas pipeline

transportation, investment

holding, import and export of goods, agency of import and export, import and export of technology, technology promotion service, professional contractor, main contractor

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(i)	The Company consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
(ii)	In November 2015, PetroChina Pipelines Co., Ltd. in which the Company has 100% equity interest, was established with a registered capital of RMB 50. In order to consolidate the equity relationships among the Company’s pipeline subsidiaries and establish a centralized platform for management, operation, investment and financing of pipeline assets and to save operational costs, the Company through PetroChina Pipelines Co., Ltd. undergone an internal reorganization amongst the affiliated pipeline companies in the Company.

Before the integration, the Company directly held 50% of the equity interests of PetroChina United Pipelines Co., Ltd. (“United Pipelines”), which was a joint venture of the Company. After the integration, PetroChina Pipelines Co., Ltd. acquired 100% of the equity interests of United Pipelines on December 31, 2015. This acquisition was accounted as a business combination. The difference between the cost of acquisition of RMB 121,036 (including cash of RMB 17,856 and equity interests of PetroChina Pipelines Co., Ltd. of RMB 103,180) and the fair value of the identifiable net assets of the acquiree at the acquisition date RMB 83,042 amounting to RMB 37,994 was recognized as goodwill.

At December 31, 2015, the net assets of United Pipelines was RMB 83,042, and its net profit for the period from the date of acquisition to December 31, 2015 was nil. For the year ended December 31, 2015, revenue and net profit of United Pipelines were RMB 16,334 and RMB 7,744, respectively.

Summarized financial information in respect of the Group’s principal subsidiaries with significant non-controlling interests is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Co., Ltd.
	December 31, 2015	December 31, 2014	December 31, 2015
	RMB	RMB	RMB
Percentage ownership interest (%)	50%	50%	72.26%
Current assets	36,052	23,164	16,268
Non-current assets	111,753	127,503	263,268
Current liabilities	28,551	18,990	54,297
Non-current liabilities	15,420	19,496	30,492
Net assets	103,834	112,181	194,747

Summarized statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited			PetroChina Pipelines Co., Ltd.
	2015	2014	2013	2015
	RMB	RMB	RMB	RMB
Revenue	33,541	52,258	63,260	2,796
Profit from continuing operations	2,448	12,473	12,700	1,015
Total comprehensive income	(7,889)	9,549	9,568	1,015
Profit allocated to non-controlling interests	1,292	7,535	8,424	282
Dividends paid to non-controlling interests	775	3,268	3,534	720

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Summarized statement of cash is as follows:

	CNPC Exploration and Development Company Limited			PetroChina Pipelines Co., Ltd.
	2015	2014	2013	2015
	RMB	RMB	RMB	RMB
Net cash inflow from operating activities	8,293	13,792	9,523	2,554
Net cash (outflow) / inflow from investing activities	(2,762)	18,060	(5,876)	(19,434)
Net cash (outflow) / inflow from financing activities	(4,284)	(7,731)	(5,152)	21,744
Effect of foreign exchange rate changes on cash and cash equivalents	586	(44)	(420)	—
Net increase / (decrease) in cash and cash equivalents	1,833	24,077	(1,925)	4,864
Cash and cash equivalents at the beginning of the year	26,870	2,793	4,718	—
Cash and cash equivalents at the end of the year	28,703	26,870	2,793	4,864

19	ADVANCE OPERATING LEASE PAYMENTS

	December 31, 2015	December 31, 2014
	RMB	RMB
Land use rights	52,710	48,702
Advance lease payments	17,841	17,639

	70,551	66,341

Advance operating lease payments are amortized over the related lease terms using the straight-line method.

20	INTANGIBLE AND OTHER NON-CURRENT ASSETS

	December 31, 2015			December 31, 2014
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and technical know-how	7,119	(4,765)	2,354	6,979	(4,275)	2,704
Computer software	8,983	(5,870)	3,113	8,244	(5,004)	3,240
Goodwill(i)	45,589	—	45,589	7,233	—	7,233
Other	18,181	(5,469)	12,712	17,497	(4,819)	12,678

Intangible assets	79,872	(16,104)	63,768	39,953	(14,098)	25,855

Other assets			34,504			37,107

			98,272			62,962

(i)	Goodwill primarily relates to the acquisition of Singapore Petroleum Company, Petroineos Trading Limited and United Pipelines (Note 18(ii)), completed in 2009, 2011 and 2015, respectively. The recoverable amount of all cash-generating units has been determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management. The discount rates used are pre-tax and reflect specific risks relating to the cash-generating unit. Based on the estimated recoverable amount, no impairment was identified.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

21	INVENTORIES

	December 31, 2015	December 31, 2014
	RMB	RMB
Crude oil and other raw materials	42,605	59,870
Work in progress	8,426	13,165
Finished goods	79,502	95,154
Spare parts and consumables	45	39

	130,578	168,228
Less: Write down in inventories	(3,701)	(2,251)

	126,877	165,977

22	ACCOUNTS RECEIVABLE

	December 31, 2015	December 31, 2014
	RMB	RMB
Accounts receivable	52,785	53,620
Less: Provision for impairment of receivables	(523)	(516)

	52,262	53,104

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), at December 31, 2015 and 2014 is as follows:

	December 31, 2015	December 31, 2014
	RMB	RMB
Within 1 year	49,493	51,878
Between 1 and 2 years	2,231	862
Between 2 and 3 years	239	282
Over 3 years	299	82

	52,262	53,104

The Group offers its customers credit terms up to 180 days.

Movements in the provision for impairment of accounts receivable are as follows:

	2015	2014	2013
	RMB	RMB	RMB
At beginning of the year	516	496	585
Provision for impairment of accounts receivable	32	74	8
Receivables written off as uncollectible	(12)	(16)	(36)
Reversal of provision for impairment of accounts receivable	(13)	(38)	(61)

At end of the year	523	516	496

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

23	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31, 2015	December 31, 2014
	RMB	RMB
Other receivables	17,124	19,564
Advances to suppliers	19,334	22,977

	36,458	42,541
Less: Provision for impairment	(2,432)	(2,488)

	34,026	40,053
Value-added tax to be deducted	37,600	37,485
Prepaid expenses	956	989
Prepaid income taxes	11,116	960
Other current assets	4,582	3,892

	88,280	83,379

24	NOTES RECEIVABLE

Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and products. All notes receivable are due within one year.

25	CASH AND CASH EQUIVALENTS

The weighted average effective interest rate on bank deposits was 1.31% per annum for the year ended December 31, 2015 (2014: 2.23% per annum, 2013: 2.03% per annum).

26	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2015	December 31, 2014
	RMB	RMB
Trade payables	69,496	84,929
Advances from customers	50,930	54,007
Salaries and welfare payable	5,900	5,903
Accrued expenses	104	164
Dividends payable by subsidiaries to non-controlling shareholders	475	274
Interest payable	2,995	2,621
Construction fee and equipment cost payables	133,389	155,324
Loans borrowed from related parties	11,055	15,665
Other	56,696	45,173

	331,040	364,060

Other consists primarily of customer deposits.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The aging analysis of trade payables at December 31, 2015 and 2014 is as follows:

	December 31, 2015	December 31, 2014
	RMB	RMB
Within 1 year	64,830	79,903
Between 1 and 2 years	1,987	2,898
Between 2 and 3 years	1,106	1,059
Over 3 years	1,573	1,069

	69,496	84,929

27	BORROWINGS

	December 31, 2015	December 31, 2014
	RMB	RMB
Short-term borrowings excluding current portion of long-term borrowings	70,059	115,333
Current portion of long-term borrowings	36,167	53,795

	106,226	169,128
Long-term borrowings	434,475	370,301

	540,701	539,429

Borrowings of the Group of RMB 72,625 were guaranteed by CNPC, its fellow subsidiaries and a third party at December 31, 2015 (December 31, 2014: RMB 50,878).

The Group’s borrowings include secured liabilities totaling RMB 104 at December 31, 2015 (December 31, 2014: RMB 3,367). These borrowings are secured over equity amounting to RMB 152 (December 31, 2014: RMB 3,301, majority secured over certain of the Group’s time deposits with maturities over one year).

	December 31, 2015	December 31, 2014
	RMB	RMB
Total borrowings:
— interest free	199	1,345
— at fixed rates	358,289	339,624
— at floating rates	182,213	198,460

	540,701	539,429

Weighted average effective interest rates:
— bank loans	2.15%	1.90%
— corporate debentures	4.59%	4.59%
— medium-term notes	3.97%	4.12%
— other loans	3.69%	4.15%

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The borrowings by major currency at December 31, 2015 and December 31, 2014 are as follows:

	December 31, 2015	December 31, 2014
	RMB	RMB
RMB	413,023	402,180
US Dollar	120,180	134,011
Other currency	7,498	3,238

	540,701	539,429

The fair values of the Group’s long-term borrowings including the current portion of long-term borrowings are RMB 465,848 (December 31, 2014: RMB 416,017) at December 31, 2015. The carrying amounts of short-term borrowings approximate their fair values.

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the statement of financial position. Such discount rates ranged from 0.06% to 5.60% per annum as of December 31, 2015 (December 31, 2014: 0.27% to 6.18%) depending on the type of the borrowings.

The following table sets out the borrowings’ remaining contractual maturities at the date of the statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	December 31, 2015	December 31, 2014
	RMB	RMB
Within 1 year	125,377	189,435
Between 1 and 2 years	114,772	76,999
Between 2 and 5 years	267,560	222,379
After 5 years	107,439	128,580

	615,148	617,393

28	SHARE CAPITAL

	December 31, 2015	December 31, 2014
	RMB	RMB
Registered, issued and fully paid:
A shares	161,922	161,922
H shares	21,099	21,099

	183,021	183,021

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

On October 31, 2007, the Company issued 4,000,000,000 new A shares at RMB 16.70 yuan per share and net proceeds to the Company amounted to approximately RMB 66,243 and the listing and trading of the A shares on the Shanghai Stock Exchange commenced on November 5, 2007.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

29	RESERVES

	2015	2014
	RMB	RMB
Capital Reserve
Beginning balance	133,308	133,308

Ending balance	133,308	133,308

Statutory Common Reserve Fund(a)
Beginning balance	184,737	175,051
Transfer from retained earnings	2,103	9,686

Ending balance	186,840	184,737

Special Reserve-Safety Fund Reserve
Beginning balance	10,345	8,922
Safety fund reserve	1,303	1,423

Ending balance	11,648	10,345

Currency Translation Differences
Beginning balance	(20,114)	(13,956)
Currency translation differences	(16,952)	(6,158)

Ending balance	(37,066)	(20,114)

Other Reserves
Beginning balance	(22,706)	(22,911)
Acquisition of subsidiaries	12,530	(48)
Fair value gain on available-for-sale financial assets	270	106
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	130	159
Other	(14)	(12)

Ending balance	(9,790)	(22,706)

	284,940	285,570

(a)	Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to a Statutory Common Reserve Fund (“Reserve Fund”). Appropriation to the Reserve Fund may cease when the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

The Reserve Fund shall only be used to make good previous years’ losses, to expand the Company’s production operations, or to increase the capital of the Company. Upon approval of a resolution of shareholders in a general meeting, the Company may convert its Reserve Fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the Reserve Fund after such issuance is not less than 25% of the Company’s registered capital.

(b)	According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2015, the Company’s distributable reserve amounted to RMB 594,437 (December 31, 2014: RMB 608,423).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

30	DEFERRED TAXATION

Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 25%.

The movements in the deferred taxation account are as follows:

	Year Ended December 31,
	2015	2014	2013
	RMB	RMB	RMB
At beginning of the year	905	3,940	20,843
Transfer to profit and loss (Note 12)	(3,272)	(3,276)	(16,323)
Credit to other comprehensive income	(1,449)	(172)	(580)
Acquisition of subsidiaries	9	413	—

At end of the year	(3,807)	905	3,940

Deferred tax balances before offset are attributable to the following items:

	December 31, 2015	December 31, 2014
	RMB	RMB
Deferred tax assets:
Current:
Receivables and inventories	9,447	11,965
Tax losses	29,712	20,861
Non-current:
Impairment of long-term assets	7,045	6,773
Other	7,809	6,976

Total deferred tax assets	54,013	46,575

Deferred tax liabilities:
Non-current:
Accelerated tax depreciation	37,039	41,605
Other	13,167	5,875

Total deferred tax liabilities	50,206	47,480

Net deferred tax assets	3,807	—

Net deferred tax liabilities	—	905

Deferred tax balances after offset are listed as below:

	December 31, 2015	December 31, 2014
	RMB	RMB
Deferred tax assets	16,927	14,995
Deferred tax liabilities	13,120	15,900

There were no material unrecognized tax losses at December 31, 2015 and 2014.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

31	ASSET RETIREMENT OBLIGATIONS

	2015	2014	2013
	RMB	RMB	RMB
At beginning of the year	109,154	94,531	83,928
Liabilities incurred	4,266	9,992	6,729
Liabilities settled	(677)	(418)	(662)
Accretion expense (Note 10)	5,950	5,406	4,690
Currency translation differences	(697)	(357)	(154)

At end of the year	117,996	109,154	94,531

Asset retirement obligations relate to oil and gas properties (Note 15).

32	PENSIONS

The Group participates in various employee retirement benefit plans (Note 3(t)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2015 amounted to RMB 16,357 (2014: RMB 15,674, 2013: RMB 14,855).

33	CONTINGENT LIABILITIES

(a) Bank and other guarantees

At December 31, 2015 and 2014, the Group did not guarantee related parties or third parties any borrowings or others.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

34	COMMITMENTS

(a) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from 1 to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2015 and 2014 under non-cancellable operating leases are as follows:

	December 31, 2015	December 31, 2014
	RMB	RMB
No later than 1 year	9,859	9,855
Later than 1 year and no later than 5 years	30,425	30,656
Later than 5 years	152,053	157,435

	192,337	197,946

(b) Capital commitments

At December 31, 2015, the Group’s capital commitments contracted but not provided for mainly relating to property, plant and equipment were RMB 56,310 (December 31, 2014: RMB 63,027).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(c) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were RMB 643 for the year ended December 31, 2015 (2014: RMB 719, 2013: RMB 717).

Estimated annual payments for the next five years are as follows:

	December 31, 2015	December 31, 2014
	RMB	RMB
Within one year	800	800
Between one and two years	800	800
Between two and three years	800	800
Between three and four years	800	800
Between four and five years	800	800

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

35	MAJOR CUSTOMERS

The Group’s major customers are as follows:

	2015		2014		2013
	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue
	RMB	%	RMB	%	RMB	%
China Petroleum & Chemical Corporation	33,482	2	101,364	5	72,641	3
CNPC and its fellow subsidiaries	80,045	5	95,670	4	80,757	4

	113,527	7	197,034	9	153,398	7

36	RELATED PARTY TRANSACTIONS

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

•	Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 106,304 in the year ended December 31, 2015 (2014: RMB 148,712, 2013: RMB 115,884).

•	Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 6,919 in the year ended December 31, 2015 (2014: RMB 9,413, 2013: RMB 9,139).

•	Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 322,028 in the year ended December 31, 2015 (2014: RMB 409,397, 2013: RMB 397,015).

•	Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 1,141 in the year ended December 31, 2015 (2014: RMB 1,498, 2013: RMB 1,228).

•	Amounts due from and to CNPC and its fellow subsidiaries, associates and joint ventures of the Group included in the following accounts captions are summarized as follows:

	December 31, 2015	December 31, 2014
	RMB	RMB
Accounts receivable	6,658	4,144
Prepayments and other receivables	7,253	3,830
Other non-current assets	11,619	13,899
Accounts payable and accrued liabilities	78,802	104,361
Other non-current liabilities	3,406	3,000

•	Interest income represents interest from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 304 in the year ended December 31, 2015 (2014: RMB 665, 2013: RMB 429). The balance of deposits at December 31, 2015 was RMB 19,961 (December 31, 2014: RMB 31,307).

•	Purchases of financial service principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee, etc. The total amount of these transactions amounted to RMB 14,739 in the year ended December 31, 2015 (2014: RMB 15,089, 2013: RMB 17,638).

•	The borrowings from CNPC and its fellow subsidiaries at December 31, 2015 were RMB 326,671 (December 31, 2014: RMB 364,789).

•	Rents and other payments made under financial leasing represent the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the financial leasing agreements entered into by the Group and CNPC and its fellow subsidiaries. The total rents and other payments made under financial leasing amounted to RMB 238 in the year ended December 31, 2015 (December 31, 2014: RMB 201, December 31, 2013: RMB 193).

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

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The area and total fee payable for the lease of all such property may, every three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed. The Company and CNPC each issued a confirmation letter to the Building Leasing Contract on August 28, 2014, which adjusted the rental payable and the gross floor area for the buildings leased. The Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 1,179,586 square meters with rental payable adjusted to approximately RMB 708 in accordance with the gross floor area leased and the current situation of the market. The Building Leasing Contract shall remain unchanged apart from the rental payable and the gross floor area leased. The confirmation letter shall be effective from January 1, 2015.

(b) Key management compensation

	Year End December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Emoluments and other benefits	11,256	13,381	14,677
Contribution to retirement benefit scheme	1,915	751	822

	13,171	14,132	15,499

Note:	Emoluments set out above for the year ended December 31, 2015 exclude RMB nil paid to key management of the Company for the year of 2010, 2011 and 2012 of the deferred merit pay in accordance with relevant requirements by the PRC government (2014: RMB nil, 2013: RMB 9.07).

(c) Transactions with other state-controlled entities in the PRC

Apart from transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group, the Group’s transactions with other state-controlled entities include but is not limited to the following:

•	Sales and purchases of goods and services,

•	Purchases of assets,

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

•	Lease of assets; and

•	Bank deposits and borrowings

These transactions are conducted in the ordinary course of the Group’s business.

37	SEGMENT INFORMATION

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The segment information for the operating segments for the year ended December 31, 2015, 2014 and 2013 are as follows:

	Year Ended December 31, 2015
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	475,412	642,428	1,383,426	281,778	2,507	2,785,551
Less: intersegment sales	(384,423)	(502,007)	(146,719)	(26,259)	(715)	(1,060,123)

Revenue from external customers	90,989	140,421	1,236,707	255,519	1,792	1,725,428

Depreciation, depletion and amortization	(148,958)	(24,400)	(12,974)	(14,489)	(2,054)	(202,875)
Including: Impairment losses of property, plant and equipment	(22,922)	(1,843)	(191)	(66)	—	(25,022)
Profit / (loss) from operations	33,961	4,883	(500)	51,231	(10,323)	79,252
Finance costs:
Exchange gain						9,536
Exchange loss						(10,168)
Interest income						2,019
Interest expense						(24,328)

Total net finance costs						(22,941)

Share of profit of associates and joint ventures	(5,599)	66	(156)	4,206	2,987	1,504

Profit before income tax expense						57,815
Income tax expense						(15,726)

Profit for the year						42,089

Segment assets	1,221,942	311,149	343,721	597,240	1,518,486	3,992,538
Other assets						28,043
Investments in associates and joint ventures	32,413	1,249	9,517	3,424	24,373	70,976
Elimination of intersegment balances(a)						(1,697,713)

Total assets						2,393,844

Capital expenditure	157,822	15,725	7,061	20,360	1,270	202,238
Segment liabilities	511,098	114,888	148,556	206,920	727,579	1,709,041
Other liabilities						47,261
Elimination of intersegment balances(a)						(706,492)

Total liabilities						1,049,810

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

	Year Ended December 31, 2014
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	777,574	846,082	1,938,501	284,262	3,027	3,849,446
Less: intersegment sales	(629,186)	(668,002)	(244,226)	(24,398)	(672)	(1,566,484)

Revenue from external customers	148,388	178,080	1,694,275	259,864	2,355	2,282,962

Depreciation, depletion and amortization	(129,221)	(21,533)	(11,709)	(12,804)	(2,196)	(177,463)
Including: Impairment losses of property, plant and equipment	(3,684)	—	—	(1)	—	(3,685)
Profit / (loss) from operations	186,897	(23,560)	5,421	13,126	(12,051)	169,833
Finance costs:
Exchange gain						5,020
Exchange loss						(7,333)
Interest income						1,596
Interest expense						(23,319)

Total net finance costs						(24,036)

Share of profit of associates and joint ventures	3,476	36	31	4,692	2,727	10,962

Profit before income tax expense						156,759
Income tax expense						(37,731)

Profit for the year						119,028

Segment assets	1,216,424	339,374	365,433	491,079	1,515,043	3,927,353
Other assets						15,955
Investments in associates and joint ventures	42,283	1,118	10,249	41,439	21,858	116,947
Elimination of intersegment balances(a)						(1,654,782)

Total assets						2,405,473

Capital expenditure	221,479	30,965	5,616	32,919	750	291,729
Segment liabilities	505,029	136,492	169,804	172,402	688,203	1,671,930
Other liabilities						62,541
Elimination of intersegment balances(a)						(646,779)

Total liabilities						1,087,692

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

	Year Ended December 31, 2013
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	783,694	871,815	1,946,806	232,751	2,687	3,837,753
Less: intersegment sales	(618,851)	(681,687)	(263,100)	(15,360)	(631)	(1,579,629)

Revenue from external customers	164,843	190,128	1,683,706	217,391	2,056	2,258,124

Depreciation, depletion and amortization	(115,528)	(22,478)	(11,280)	(11,838)	(2,241)	(163,365)
Including: Impairment losses of property, plant and equipment	(10)	(3,830)	(6)	(11)	—	(3,857)
Profit/ (loss) from operations	189,698	(24,392)	7,562	28,888	(13,114)	188,642
Finance costs:
Exchange gain						4,157
Exchange loss						(4,105)
Interest income						2,222
Interest expense						(23,081)

Total net finance costs						(20,807)

Share of profit of associates and joint ventures	4,688	(6)	509	2,490	2,547	10,228

Profit before income tax expense						178,063
Income tax expense						(35,789)

Profit for the year						142,274

Segment assets	1,162,903	366,602	372,049	437,900	1,509,573	3,849,027
Other assets						11,226
Investments in associates and joint ventures	46,366	1,023	10,606	38,621	20,084	116,700
Elimination of intersegment balances(a)						(1,634,843)

Total assets						2,342,110

Capital expenditure	226,376	26,671	7,101	57,439	1,109	318,696
Segment liabilities	487,745	151,415	191,534	174,808	661,173	1,666,675
Other liabilities						84,884
Elimination of intersegment balances(a)						(679,384)

Total liabilities						1,072,175

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Geographical information

	Revenue			Non-current assets(b)
Year Ended December 31,	2015	2014	2013	2015	2014	2013
	RMB	RMB	RMB	RMB	RMB	RMB
Mainland China	1,185,189	1,479,183	1,503,897	1,796,288	1,738,389	1,674,106
Other	540,239	803,779	754,227	228,416	255,552	221,136

	1,725,428	2,282,962	2,258,124	2,024,704	1,993,941	1,895,242

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.
(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

38	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on April 28, 2016.

39	EVENTS AFTER THE REPORTING PERIOD

Pursuant to the Notice on Issues Concerning Further Improving the Refined Oil Price for the Establishment of the Refined Oil Price Mechanism ( ) (Fa Gai Jia Ge [2016] No. 64), it is prescribed that commencing from January 13, 2016, a price floor of US$40 per barrel shall be set for the downward adjustment of the refined oil price and a reserve shall also be created for risks associated with the adjustment and control of oil prices. Accordingly, when the international crude oil price drops to US$40 per barrel or below, i.e. the adjustment price floor, the refined oil price in China shall no longer be adjusted downwards and all unadjusted amount shall be allocated to the reserve abovementioned for use for the purpose of energy saving or reduction of emission, improving the oil quality and securing a safe supply of refined oil. When the international crude oil price surges to US$130 per barrel or above, appropriate financial and taxation policies shall be adopted to ensure the production and supply of refined oil but the refined oil price in China shall remain unadjusted or shall be slightly adjusted upwards in principle. There shall also be a liberalization of the ex-factory price of the liquefied petroleum gas.

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

Proved reserve estimates as of December 31, 2015 and 2014 were based on reports prepared by DeGolyer and MacNaughton, Gaffney, Cline & Associates, McDaniel & Associates, Ryder Scott and GLJ independent engineering consultants. Proved reserve estimates as of December 31, 2013 were based on reports prepared by DeGolyer and MacNaughton, Gaffney, Cline & Associates, McDaniel & Associates and GLJ independent engineering consultants.

Estimated quantities of net proved crude oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

	Crude Oil and Condensate	Natural Gas	Total — All products
	(million barrels)	(billion cubic feet)	(million barrels of oil equivalent)
Proved developed and undeveloped reserves

The Group
Reserves at December 31, 2012	11,018	67,581	22,282
Changes resulting from:
Revisions of previous estimates	(124)	(6,415)	(1,193)
Improved recovery	84	—	84
Extensions and discoveries	775	10,959	2,601
Production	(933)	(2,802)	(1,400)

Reserves at December 31, 2013	10,820	69,323	22,374
Changes resulting from:
Revisions of previous estimates	(16)	(2,707)	(467)
Improved recovery	94	—	94
Extensions and discoveries	646	7,511	1,898
Sales	(5)	—	(5)
Production	(946)	(3,029)	(1,451)

Reserves at December 31, 2014	10,593	71,098	22,443
Changes resulting from:
Revisions of previous estimates	(1,663)	(206)	(1,697)
Improved recovery	106	—	106
Extensions and discoveries	457	9,764	2,084
Production	(972)	(3,131)	(1,494)

Reserves at December 31, 2015	8,521	77,525	21,442

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

	Crude Oil and Condensate	Natural Gas	Total — All products
	(million barrels)	(billion cubic feet)	(million barrels of oil equivalent)
Proved developed reserves at:
December 31, 2013	7,219	32,813	12,688
December 31, 2014	7,253	35,824	13,224
December 31, 2015	6,196	40,406	12,930
Proved undeveloped reserves at:
December 31, 2013	3,601	36,510	9,686
December 31, 2014	3,340	35,274	9,219
December 31, 2015	2,325	37,119	8,512
Equity method investments
Share of proved developed and undeveloped reserves of associates and joint ventures
December 31, 2013	494	416	563
December 31, 2014	500	449	575
December 31, 2015	504	354	563

At December 31, 2015, total proved developed and undeveloped reserves of the Group and equity method investments is 22,005 million barrels of oil equivalent (December 31, 2014: 23,017 million barrels of oil equivalent, December 31, 2013: 22,937 million barrels of oil equivalent), comprising 9,025 million barrels of crude oil and condensate (December 31, 2014: 11,093 million barrels, December 31, 2013: 11,314 million barrels) and 77,879 billion cubic feet of natural gas (December 31, 2014: 71,547 billion cubic feet, December 31, 2013: 69,739 billion cubic feet).

At December 31, 2015, 7,650 million barrels (December 31, 2014: 9,735 million barrels, December 31, 2013: 9,977 million barrels) of crude oil and condensate and 75,858 billion cubic feet (December 31, 2014: 69,836 billion cubic feet, December 31, 2013: 68,085 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located within Mainland China, and 871 million barrels (December 31, 2014: 858 million barrels, December 31, 2013: 843 million barrels) of crude oil and condensate and 1,667 billion cubic feet (December 31, 2014: 1,262 billion cubic feet, December 31, 2013: 1,238 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located overseas.

Capitalized Costs

	December 31, 2015	December 31, 2014
	RMB	RMB
The Group
Property costs and producing assets	1,421,608	1,331,810
Support facilities	378,279	356,344
Construction-in-progress	109,007	113,247

Total capitalized costs	1,908,894	1,801,401
Accumulated depreciation, depletion and amortization	(929,554)	(807,712)

Net capitalized costs	979,340	993,689

Equity method investments
Share of net capitalized costs of associates and joint ventures	30,418	35,092

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Costs Incurred for Property Acquisitions, Exploration and Development Activities

	2015
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Property acquisition costs	—	456	456
Exploration costs	28,542	1,011	29,553
Development costs	100,328	18,611	118,939

Total	128,870	20,078	148,948

Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	—	2,798	2,798

	2014
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Property acquisition costs	—	20,406	20,406
Exploration costs	34,457	1,954	36,411
Development costs	126,097	34,117	160,214

Total	160,554	56,477	217,031

Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	—	5,292	5,292

	2013
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Property acquisition costs	—	17,701	17,701
Exploration costs	38,051	5,238	43,289
Development costs	137,783	25,563	163,346

Total	175,834	48,502	224,336

Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	—	3,036	3,036

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Results of Operations for Oil and Gas Producing Activities

The results of operations for oil and gas producing activities for the years ended December 31, 2015, 2014 and 2013 are presented below. “Revenue” includes sales to third parties and inter-segment sales (at arm’s-length prices), net of value-added taxes. Resource tax, crude oil special gain levy and other taxes are included in “taxes other than income taxes”. Income taxes are computed using the applicable statutory tax rate, reflecting tax deductions and tax credits for the respective years ended.

	2015
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Revenue
Sales to third parties	41,980	35,983	77,963
Inter-segment sales	292,656	4,696	297,352

	334,636	40,679	375,315
Production costs excluding taxes	(114,848)	(9,177)	(124,025)
Exploration expenses	(17,045)	(1,335)	(18,380)
Depreciation, depletion and amortization	(112,566)	(22,753)	(135,319)
Taxes other than income taxes	(23,727)	(5,050)	(28,777)
Accretion expense	(5,720)	(230)	(5,950)
Income taxes	(15,629)	(1,290)	(16,919)

Results of operations from producing activities	45,101	844	45,945

Equity method investments
Share of profit for producing activities of associates and joint ventures	—	(4,188)	(4,188)

Total of the Group and equity method investments results of operations for producing activities	45,101	(3,344)	41,757

	2014
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Revenue
Sales to third parties	87,676	43,260	130,936
Inter-segment sales	466,051	9,205	475,256

	553,727	52,465	606,192
Production costs excluding taxes	(116,564)	(9,739)	(126,303)
Exploration expenses	(20,787)	(1,277)	(22,064)
Depreciation, depletion and amortization	(101,168)	(17,522)	(118,690)
Taxes other than income taxes	(102,506)	(10,367)	(112,873)
Accretion expense	(5,220)	(186)	(5,406)
Income taxes	(41,119)	(4,159)	(45,278)

Results of operations from producing activities	166,363	9,215	175,578

Equity method investments
Share of profit for producing activities of associates and joint ventures	—	6,940	6,940

Total of the Group and equity method investments results of operations for producing activities	166,363	16,155	182,518

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

	2013
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Revenue
Sales to third parties	82,422	59,120	141,542
Intersegment sales	471,514	2,069	473,583

	553,936	61,189	615,125
Production costs excluding taxes	(108,302)	(9,039)	(117,341)
Exploration expenses	(21,548)	(3,753)	(25,301)
Depreciation, depletion and amortization	(88,569)	(15,739)	(104,308)
Taxes other than income taxes	(110,350)	(17,648)	(127,998)
Accretion expense	(4,505)	(185)	(4,690)
Income taxes	(42,352)	(5,325)	(47,677)

Results of operations from producing activities	178,310	9,500	187,810

Equity method investments
Share of profit for producing activities of associates and joint ventures	—	8,392	8,392

Total of the Group and equity method investments results of operations for producing activities	178,310	17,892	196,202

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2015, 2014 and 2013 is based on the prices used in estimating the Group’s proved oil and gas reserves, year-end costs, currently enacted tax rates related to existing proved oil and gas reserves and a 10% annual discount factor. “Future cash inflows” are net of value-added taxes. Corporate income taxes are included in “future income tax expense”. Other taxes are included in “future production costs” as production taxes.

The standardized measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2015, 2014 and 2013 is as follows:

RMB
The Group
At December 31, 2015
Future cash inflows	5,443,534
Future production costs	(2,181,423)
Future development costs	(444,553)
Future income tax expense	(567,946)

Future net cash flows	2,249,612
Discount at 10% for estimated timing of cash flows	(1,188,237)

Standardized measure of discounted future net cash flows	1,061,375

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

At December 31, 2015, RMB 1,023,933 (December 31, 2014: RMB 1,520,307, December 31, 2013: RMB 1,473,852) of standardized measure of discounted future net cash flows related to proved oil and gas reserves located within mainland China and RMB 37,442 (December 31, 2014: RMB 74,452, December 31, 2013: RMB 77,413) of standardized measure of discounted future net cash flows related to proved oil and gas reserves located overseas.

Share of standardized measure of discounted future net cash flows of associates and joint ventures:

December 31, 2015	19,712
December 31, 2014	37,118
December 31, 2013	39,187

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Changes in Standardized Measure of Discounted Future Net Cash Flows

Changes in the standardized measure of discounted net cash flows for the Group for each of the years ended December 31, 2015, 2014 and 2013 are as follows:

	Year Ended December 31,
	2015	2014	2013
	RMB	RMB	RMB
The Group
Beginning of the year	1,595,704	1,551,265	1,679,179
Sales and transfers of oil and gas produced, net of production costs	(209,600)	(352,016)	(350,512)
Net changes in prices and production costs and other	(716,150)	62,017	(216,677)
Extensions, discoveries and improved recovery	157,220	189,828	265,039
Development costs incurred	49,064	59,075	70,183
Revisions of previous quantity estimates	(121,809)	(51,424)	(117,817)
Accretion of discount	172,090	160,293	178,064
Net change in income taxes	134,856	(23,786)	43,806
Sales	—	(493)	—

End of the year	1,061,375	1,594,759	1,551,265