Form 20-F
period 2016-12-31
PETROCHINA CO LTD
filed 2017-04-27
CIK 1108329

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016.

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

A Shares, par value RMB1.00 per share***	161,922,077,818(1)
H Shares, par value RMB1.00 per share	21,098,900,000****

(1)	Includes 157,409,693,528 A Shares held by CNPC and 4,512,384,290 A Shares held by the public shareholders.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) or the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer  ☒                Accelerated Filer  ☐                Non-Accelerated Filer  ☐                Emerging Growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

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

*	PetroChina’s H Shares are listed and traded on The Stock Exchange of Hong Kong Limited.
**	Not for trading, but only in connection with the registration of American Depository Shares.
***	PetroChina’s A Shares became listed on the Shanghai Stock Exchange on November 5, 2007.
****	Includes 786,564,700 H Shares represented by American Depositary Shares.

i

			Page
		Material Contracts	91
		Foreign Exchange Controls	91
		Taxation	91
		Documents on Display	97
Item 11	—	Quantitative and Qualitative Disclosures about Market Risk	98
Item 12	—	Description of Securities Other Than Equity Securities	102

		Part II

Item 13	—	Defaults, Dividends Arrearages and Delinquencies	102
Item 14	—	Material Modifications to the Rights to Security Holders and Use of Proceeds	102
Item 15	—	Controls and Procedures	103
Item 16A	—	Audit Committee Financial Expert	104
Item 16B	—	Code of Ethics	104
Item 16C	—	Principal Accountant Fees and Services	105
Item 16D	—	Exemptions from Listing Standards for Audit Committees	106
Item 16E	—	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	106
Item 16F	—	Change in Registrant’s Certifying Accountant	106
Item 16G	—	Corporate Governance	106
Item 16H	—	Mine Safety Disclosure	108

		Part III

Item 17	—	Financial Statements	108
Item 18	—	Financial Statements	108
Item 19	—	Exhibits	109
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

•	“PRC” or “China” are to the People’s Republic of China, but does not apply to its Hong Kong, Macau and Taiwan for purposes of this annual report.

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

“condensate”	Light hydrocarbon substances produced with natural gas that condense into liquid at normal temperatures and pressures associated with surface production equipment.

“crude oil”	Crude oil, including condensate and natural gas liquids.

“developed reserves”	Under the reserves rules of the Securities and Exchange Commission, or SEC, developed reserves are reserves of any category that can be expected to be recovered:

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

“proved reserves”

Under the SEC reserves rules, proved reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible — from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations — prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

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

“undeveloped reserves”

Under the SEC reserves rules, undeveloped reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

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

Item 3 — KEY INFORMATION

Exchange Rates

The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each month during the previous six months and the most recent practicable date:

	Noon Buying Rate(1)
	High	Low
	(RMB per US$)
October 2016	6.7819	6.6685
November 2016	6.9195	6.7534
December 2016	6.9580	6.8771
January 2017	6.9575	6.8360
February 2017	6.8821	6.8517
March 2017	6.9132	6.8687
April 2017 (ending through April 14)	6.8988	6.8832

(1)	The exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

Average Noon Buying Rates(1)

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2012, 2013, 2014, 2015 and 2016, calculated by averaging the noon buying rates on the last day of each month during the relevant year:

Average Noon Buying Rate(1)
(RMB per US$)
2012	6.2990
2013	6.1412
2014	6.1701
2015	6.2869
2016	6.6549

(1)	The exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

Selected Financial Data

Historical Financial Information

You should read the selected historical financial data set forth below in conjunction with our consolidated financial statements and the notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected consolidated statement of comprehensive income (except for ADS data) and cash flow data for the years ended December 31, 2014, 2015 and 2016 and the selected consolidated statement of financial position data as of December 31, 2015 and 2016 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of comprehensive income data (except for ADS data) and cash flow data for the years ended December 31, 2012 and 2013 and the selected consolidated statement of financial position data as of December 31, 2012, 2013 and 2014 set forth below are derived from our audited financial statements not included in this annual report. Our consolidated financial statements were prepared in accordance with IFRS as issued by the International Accounting Standards Board. The financial information included in this section may not necessarily reflect our results of operations, financial position and cash flows in the future.

	As of or for the Year Ended December 31,(1)
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB
	(In millions, except for per share and per ADS data)
Consolidated Statement of Comprehensive Income Data
Revenue	2,195,296	2,258,124	2,282,962	1,725,428	1,616,903
Total operating expenses	(2,020,777)	(2,069,482)	(2,113,129)	(1,646,176)	(1,556,268)
Profit from operations	174,519	188,642	169,833	79,252	60,635
Profit before income tax expense	166,811	178,063	156,759	57,815	45,140
Income tax expense	(36,191)	(35,789)	(37,731)	(15,726)	(15,768)
Profit for the year	130,620	142,274	119,028	42,089	29,372
Profit for the year attributable to owners of the Company	115,326	129,599	107,172	35,517	7,857
Non-controlling interests	15,294	12,675	11,856	6,572	21,515
Basic and diluted earnings per share attributable to owners of the Company(1)	0.63	0.71	0.59	0.19	0.04
Basic and diluted net earnings per ADS(2)	63.01	70.81	58.56	19.41	4.29
Consolidated Statement of Financial Position Data
Total current assets	392,805	430,953	391,308	349,344	381,665
Total non-current assets	1,776,091	1,911,157	2,014,165	2,044,500	2,014,986
Total assets	2,168,896	2,342,110	2,405,473	2,393,844	2,396,651
Total current liabilities	574,748	645,489	579,829	471,407	499,263
Total non-current liabilities	413,400	426,686	507,863	578,403	524,653
Total liabilities	988,148	1,072,175	1,087,692	1,049,810	1,023,916
Equity attributable to owners of the Company	1,064,010	1,132,735	1,175,894	1,179,716	1,189,024
Non-controlling interests	116,738	137,200	141,887	164,318	183,711
Total equity	1,180,748	1,269,935	1,317,781	1,344,034	1,372,735
Other Financial Data
Dividend declared and proposed per share	0.28	0.32	0.26	0.09	0.06
Dividend declared and proposed per ADS	28.36	31.87	26.35	8.73	5.93
Capital expenditures	352,516	318,696	291,729	202,238	172,386
Return on net assets (%)(3)	10.8	11.4	9.1	3.0	0.7
Consolidated Statement of Cash Flow Data
Net cash flows from operating activities	239,288	288,529	356,477	261,312	265,179
Net cash flows used for investing activities	(332,226)	(266,510)	(290,838)	(215,879)	(175,887)
Net cash flows from/(used for) financing activities	75,356	(12,239)	(44,312)	(45,439)	(67,007)

(1)

As of December 31, 2012, 2013, 2014, 2015 and 2016, respectively, basic and diluted earnings per share were calculated by dividing the profit attributable to owners of the Company by 183.021 billion, the total number of shares outstanding in each of these financial years.

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

Risks Related to Macro Economic Conditions

Our operations may be adversely affected by international and domestic economic conditions. As the oil and gas industry is sensitive to macro-economic trends, oil and gas prices tend to fluctuate along with changes in macro-economic conditions. We may experience pricing pressure on our refined products in recessionary periods, which would have an adverse effect on our profitability. In 2016, a weak domestic economy continued to affect the demand for certain of our products. These factors may also lead to intensified competition for market share, with consequential potential adverse effects on sales volumes. Inflation may lead to increase in our operating costs. Notwithstanding the measures taken by the PRC government to control inflation, China may experience an increase in inflation in the future and our operating costs may become higher than anticipated. The financial and economic situation may also have a negative impact on third parties with whom we do, or may do, business. Any of these factors may adversely affect our financial condition, results of operations and liquidity.

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

Risks Related to Controlling Shareholder

As of December 31, 2016, CNPC beneficially owned approximately 86.166% of our share capital. This ownership percentage enables CNPC to elect our entire board of directors without the concurrence of any of our other shareholders. Accordingly, CNPC is in a position to:

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

In addition to its relationship with us as our controlling shareholder, CNPC by itself or through its affiliates also provides us with certain services and products necessary for our business activities, such as construction and technical services, production services, materials supply services, social services and financial services. The interests of CNPC and its affiliates as providers of these services and products to us may conflict with our interests.

Risks Related to Pricing and Exchange Rate

Our operations are affected by the volatility of prices for crude oil, refined products and natural gas. We set our crude oil median prices monthly based on the international trading prices for crude oil.

Since the second half of 2014, international prices for crude oil have declined substantially and fluctuated at a low level in response to changes in global and regional economy, politics and supply and demand for crude oil. We do not have, and will not have, control over factors affecting international prices for crude oil. Fluctuations in crude oil prices have a significant impact in our results of operations. A decline in crude oil prices may reduce revenues from, and may result in a loss in, our exploration and production segment. Further, if crude oil prices remain at a low level for a prolonged period, our company has to determine and estimate whether our oil and gas assets may suffer impairment and, if so, the amount of the impairment. An increase in crude oil prices may, however, increase the production costs of refined products reduce demand for our products and affect our operating profits.

Since 2008, the PRC government has gradually improved its refined oil pricing mechanism. When there is a change in the average crude oil price in the international market during a given time period, the PRC government can adjust refined oil prices. When international crude oil price experiences sustained increases or becomes significantly volatile, the PRC government may increase its control over the refined oil prices. As a result, the regulation on refined product prices by the PRC government may reduce our profit and cause our refining assets to suffer impairment.

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

We receive most of our revenues in Renminbi. A portion of our Renminbi revenues must be converted into other currencies to meet our foreign currency obligations. The existing foreign exchange limitations under the PRC laws and regulations could affect our ability to obtain foreign exchange through debt financing, or to obtain foreign exchange for capital expenditures. The value of Renminbi against U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The PRC government has implemented a floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. Because most of our imports of crude oil, equipment and other materials and our outbound investments are settled in foreign currencies, the exchange rates between RMB and U.S. dollars and any other relevant foreign currencies may have an effect on our crude oil purchase costs and our investment costs.

Risks Related to Environmental Protection and Safety

Compliance with changes in laws, regulations and obligations relating to climate change or environmental protection could result in substantial expenditures and reduced profitability from increases in operating costs.

Our oil and gas exploration and production activities shall comply with relevant PRC environment protection laws and regulations governing abandonment and disposal processes for oil and gas exploration and production activities. We have established standard abandonment procedures pursuant to these laws and regulations. We have included under our asset retirement obligations the costs for these abandonment activities and this asset retirement obligation is based on our best estimate of future abandonment expenditures. In addition, PRC national or local governments may enact stricter environmental protection regulations and our abandonment costs may increase as a result.

In 2014, the PRC Environmental Protection Law and the PRC Safety Production Law were amended. The amended laws imposed stricter requirements on the sectors in which we operate or participate and as a result our operation costs have increased. Since 2015, China has promulgated relevant policies to accelerate the process of gasoline and diesel fuel quality upgrading in China. Since January 2017, the China V Standards have been effective across the country for vehicle-use gasoline and diesel; and as of January 2018, ordinary diesel of China V Standards will be generally supplied across the country. China is expected to implement more strict standards for gasoline, diesel and other products in the future. New governmental requirements to improve oil quality will continue to pose challenges to our refining and chemicals segment and could increase our costs for oil refining.

Exploring for, producing and transporting crude oil and natural gas and producing and transporting refined products and chemical products involve many hazards. These hazards may result in fires, explosions, spills, blow-outs and other unexpected or dangerous conditions causing personal injuries or death, property damage, environmental damage and interruption of operations.

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

China is a signatory country to the Paris Agreement which has taken effect since November 2016. China is expected to reach the peak level of carbon emissions by 2030 and plans to roll out the national carbon quota trading system in 2017. As a result, a majority of our subsidiaries operating in China may be subject to mandatory requirement with respect to carbon emission quota and trading, which could adversely affect our business and results of operations.

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

Risks Related to Oil and Gas Reserves

The crude oil and natural gas reserves data in this annual report are only estimates. The reliability of reserves estimates depends on a number of factors, assumptions and variables, such as the quality and quantity of our technical and economic data and the prevailing oil and gas prices applicable to our production, some of which are beyond our control and may prove to be incorrect over time. Results of drilling, testing and production after the date of estimates may require substantial upward or downward revisions in our reserves data. Our actual production, revenues and expenditures with respect to our reserves may differ materially from these estimates because of these revisions.

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

Risks Related to Liquidity

We have made best endeavors to ensure an appropriate level of liquidity and financing ability. However, as we are currently undergoing projects construction in response to the growth in our oil and gas reserves, strengthening capacity building in key areas, constructing new, and expanding some existing, refinery and petrochemical facilities and constructing several natural gas and oil pipelines, we may have to make substantial capital expenditures and investments. We cannot assure you that the cash generated by our operations will be sufficient to fund these development plans or that our actual future capital expenditures and investments will not significantly exceed our current planned amounts. If either of these conditions arises, we may have to seek external financing to satisfy our capital needs. Our inability to obtain sufficient funding for our development plans could adversely affect our business, financial condition and results of operations.

Risks Related to Effectiveness of Internal Control over Financial Reporting

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Although our management concluded that our internal control over our financial reporting for the fiscal year ended December 31, 2016 was effective, and our independent registered public accounting firm has issued an attestation report, which concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2016, we may discover other deficiencies in the course of our future evaluation of our internal control over our financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADSs, H Shares or A Shares.

Risks Related to Audit Reports Prepared by an Auditor who is not Inspected by the Public Company Accounting Oversight Board

As a company with shares registered with the U.S. Securities and Exchange Commission, or the SEC, and traded publicly in the United States, our independent registered public accounting firm is required under the laws of the United States to be registered with the Public Company Accounting Oversight Board, or the PCAOB, and undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. The PCAOB, however, is currently unable to inspect a registered public accounting firm’s audit work relating to a company’s operations in China where the documentation of such audit work is located in China. Accordingly, our independent registered public accounting firm’s audit of our operations in China is not subject to the PCAOB inspection.

The PCAOB has conducted inspections of independent registered public accounting firms outside of China and has at times identified deficiencies in the audit procedures and quality control procedures of those accounting firms. Such deficiencies may be addressed in those accounting firms’ future inspection process to improve their audit quality. Due to the lack of PCAOB inspections of audit work undertaken in China, our investors do not have the benefit of the PCAOB inspection of our independent registered public accounting firm’s audit works and audit quality control procedures of our independent registered public accounting firm.

Risks Related to SEC Litigation Against the “Big Four” PRC-based Accounting Firms

On January 22, 2014, Judge Cameron Elliot, an SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including our independent registered public accounting firm, from, among other things, practicing before the SEC for six months. In

February 2014, the initial decision was appealed. While under appeal and in February 2015, the Chinese member firms of “Big Four” accounting firms reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of “Big Four” accounting firms agreed to settlement terms that include a censure, undertakings to make a payment to the SEC, procedures and undertakings as to future requests for documents by the SEC and possible additional proceedings and remedies should those undertakings not be adhered to.

If the settlement terms are not adhered to, the Chinese member firms of “Big Four” accounting firms may be suspended from practicing before the SEC, which could in turn delay the timely filing of our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another registered public accounting firm to audit and issue an opinion on our financial statements. A delinquency in our filing of the annual report with the SEC may result in the NYSE initiating delisting procedures, which could harm our reputation and have other material adverse effects on our overall growth and prospect.

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

We have increased our efforts to pursue attractive business opportunities outside China as part of our business growth strategy to utilize both domestic and international resources to strengthen our competitiveness. Since 2005, we have acquired interests in various oil and natural gas assets in several countries, which significantly expanded our overseas operations and effectively increased our oil and gas reserves and production volumes. We are currently assessing the feasibility of making further investments in international oil and gas markets. At the same time, we have been maintaining certain proportion of imported crude oil and natural gas in accordance with our needs. In 2016, we imported approximately 486.1 million barrels of crude oil, compared to 435.6 million barrels and 488.6 million barrels of crude oil in 2014 and 2015, respectively.

We were established as a joint stock company with limited liability under the Company Law of the PRC on November 5, 1999 as part of a restructuring in which CNPC transferred to us most of the assets and liabilities of CNPC relating to its exploration and production, refining and marketing, chemicals and natural gas businesses.

On April 7, 2000, we completed a global offering of H Shares and ADSs. In September 2005, we completed a follow-on offering of over 3 billion H Shares at the price of HK$6.00 per share. In October 2007, we issued 4 billion A Shares at an issue price of RMB 16.7 per share. The A Shares were listed on the Shanghai Stock Exchange on November 5, 2007. As of December 31, 2016, CNPC beneficially owned 157,701,211,528 shares in us, which included 291,518,000 H Shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC, representing approximately 86.166% of the share capital of us.

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

The following chart illustrates our corporate organization structure as of December 31, 2016.

(1)	Indicates approximate shareholding.
(2)

Indicates approximate shareholding, including the 291,518,000 H Shares indirectly held by CNPC as of December 31, 2016 through Fairy King Investments Limited, a wholly owned overseas subsidiary of CNPC.

(3)

Includes PetroChina Planning & Engineering Institute, PetroChina Exploration & Development Research Institute, IT Service Center, PetroChina Petrochemical Research Institute and several other companies.

Acquisitions and Divestment

On November 24, 2015, our board of directors approved the sale by CNPC Exploration and Development Co., Ltd., one of our 50%-owned subsidiaries, of its 50% of equity interest in CNPC Trans-Asia Gas Pipeline Co., Ltd. to a wholly-owned subsidiary of Guoxin International Investment Corporation Ltd. for a consideration of US$2.327 billion. This transaction was closed in the second quarter of 2016.

For other material asset disposal, please see “Item 7-Major Shareholders and Related Party Transactions-Related Party Transactions”.

OUR EXPLORATION AND PRODUCTION SEGMENT

Xinjiang Oil Region
Tarim Oil and Gas Region
Tuha Oil and Gas Region
Qinghai Oil and Gas Region
Daqing Oil Region
Jilin Oil Region
Erlian Oil and Gas Region
Changqing Oil and Gas Region
Bohai Bay Oil and Gas Region
Sichuan Gas Region
Urumqi
Lhasa
Beijing
Xian
Kunming
Guangzhou
Shanghai
EAST CHINA SEA
SOUTH CHINA SEA
Gas Field
Oil Field

Exploration and Production

We engage in crude oil and natural gas exploration, development and production. Substantially all of our total estimated proved crude oil and natural gas reserves are located in China, principally in northeastern, northern, southwestern and northwestern China. Meanwhile, we have enhanced our overseas cooperation and expanded our strategic presence in five major overseas oil and gas cooperation regions by conducting new project development. In the year ended December 31, 2016, the crude oil and natural gas produced by us at overseas regions accounted for 17.0% and 8.1% of our total production of crude oil and natural gas expressed in BOE, respectively.

We currently hold exploration and exploitation licenses for oil and gas (including coal seam gas) covering a total area of approximately 340.2 million acres, including the exploration licenses covering a total area of approximately 311.3 million acres and the exploitation licenses covering a total area of approximately 28.9 million acres.

The following table sets forth the financial and operating data of our exploration and production segment for each of the years ended December 31, 2014, 2015 and 2016:

	Year Ended December 31,
	2014	2015	2016
Revenue (RMB in millions)	777,574	475,412	412,484
Profit from operations (RMB in millions)	186,897	33,961	3,148
Proved developed and undeveloped reserves
Crude oil (million barrels)	10,593.4	8,521.1	7,437.8
Natural gas (Bcf)	71,097.5	77,524.7	78,711.8
Production
Crude oil (million barrels)	945.5	971.9	920.7
Natural gas for sale (Bcf)	3,028.8	3,131.0	3,274.5

Reserves

Our estimated proved reserves as of December 31, 2016 totaled approximately 7,437.8 million barrels of crude oil and approximately 78,711.8 Bcf of natural gas. As of December 31, 2016, proved developed reserves for crude oil and natural gas accounted for 69.6% and 51.7% of our total proved crude oil and natural gas reserves, respectively. Total proved hydrocarbon reserves, including our overseas crude oil reserves of 1,096.7 million BOE and overseas natural gas reserves of 2,467.4 Bcf, totaling 1,507.9 million BOE, decreased by 4.1% from approximately 21,441.9 million BOE as of December 31, 2015 to approximately 20,556.4 million BOE as of December 31, 2016. Natural gas as a percentage of total proved hydrocarbon reserves increased from 60.3% as of December 31, 2015 to 63.8% as of December 31, 2016.

We prepared our reserves estimates as of December 31, 2014, 2015 and 2016 on the basis of reports prepared by independent engineering consultants, namely DeGolyer and MacNaughton, Ryder Scott Company L.P., GLJ Petroleum Consultants and McDaniel & Associates Consultants Ltd. Our reserves estimates include only crude oil and natural gas which we believe can be reasonably produced within the current terms of our production licenses or within the terms of the licenses which we are reasonably certain can be renewed. See “Regulatory Matters — Exploration Licenses and Production Licenses” for a discussion of our production licenses. Also see “Item 3 — Key Information — Risk Factors — Risks Related to Oil and Gas Reserves” for a discussion of the uncertainty inherent in the estimation of proved reserves.

Our reserves data in 2014, 2015 and 2016 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”.

Internal Controls Over Reserves Estimates

We have appointed a Reserves Assessment Directing Team, or the RAD Team. The leader of the RAD Team is our vice president in charge of our upstream business.

In recent years, we have been implementing a practicing professional certification regime to supervise our employees engaged in oil and gas reserves evaluation and auditing functions. We have set up a team of reserves auditors covering our headquarter office and regional companies to perform reserves audits. Meanwhile, we have established a special reserves management department in our exploration and production segment. Each of the officers and employees of that department has over 20 years’ experience in oil industry and over 10 years’ experience in SEC-guided reserves evaluation. Many members of that department have national-level registered qualifications in reserves expertise. Each regional company has established a reserves management committee and a multi-disciplinary reserves research office. Mr. Duan Xiaowen, the head of the Reserves Administration Division of the exploration and production segment, is the person in charge of our reserves estimation. Mr. Duan holds a bachelor’s degree in geology and a master’s degree in business administration. He has over 25 years of work experience in oil and gas exploration and development industry and has been engaged in reserves estimate and management for a long time. Since 2008, Mr. Duan has been involved in the supervision of reserves estimation and management in our company. In 2016, Mr. Duan became the division head primarily responsible for overseeing the preparation of the reserves estimates, estimation technology and management. The reserves research offices of the regional companies are responsible for estimating newly discovered reserves and updating the estimates of existing reserves. The results of our oil and gas reserves assessment are subject to a two-level review by both the regional companies and our exploration and production company, with final examination and approval by the RAD Team.

In addition, we commissioned independent assessment firms to independently reassess our annually assessed proved reserves in accordance with relevant SEC rules. We disclose the assessments of independent assessment firms in accordance with the SEC requirements.

Third-Party Reserves Report

DeGolyer and MacNaughton, an independent petroleum engineering consulting firm based in the United States, carried out an independent assessment of our reserves in China and certain other countries as of December 31, 2014, 2015 and 2016. Mr. Thomas C. Pence, a senior vice president of DeGolyer and MacNaughton, is primarily responsible for supervising the preparation of our reserves report. Mr. Pence is a Registered Professional Engineer in Texas, a member of the International Society of Petroleum Engineers, and has 35 years of experience in oil and gas reservoir studies and reserves evaluations.

Ryder Scott Company, L.P. (“Ryder Scott”), an independent petroleum engineering consulting firm based in the United States, carried out an independent assessment of certain of our selected petroleum assets such as in Chad, West Qurna, Kazakhstan and Peru as of December 31, 2014, 2015 and 2016. Mr. Daniel R. Olds, a director and a senior vice president of Ryder Scott, was primarily responsible for overseeing the estimate of the reserves, future production and income as stated in the reserves report. Mr. Olds is a licensed professional engineer in the State of Texas, a member of the Society of Petroleum Evaluation Engineers and a member of the Society of Petroleum Engineers. Mr. Olds has 35 years of practical experience in the estimation and evaluation of petroleum reserves.

GLJ Petroleum Consultants (“GLJ”), a petroleum consulting firm based in Canada, carried out an independent assessment of our reserves for certain gas and oil properties in Canada as of December 31, 2014, 2015 and 2016. Ms. Trisha MacDonald was the project manager for the evaluation. She is a senior engineer and has over 10 years of relevant experience. Mr. Jodi L. Anhorn, the executive vice president and chief operation officer of GLJ, was the technical supervisor for the evaluation. He is an internationally recognized oil and gas resource evaluation expert and has over 20 years of working experience.

McDaniel & Associates Consultants Ltd., a petroleum consulting firm with its headquarters in Canada, carried out an independent assessment of our reserves held through PetroKazakhstan Inc. as of December 31, 2015 and 2016. Mr. Paul Taylor, the senior vice president of McDaniel &Associates Consultants Ltd., was responsible for supervising the preparation of our reserves report. Mr. Paul Taylor is a member of the Society of Petroleum Evaluation Engineers and the Society of Petroleum Engineers. He has over 30 years’ experience in oil and gas reservoir evaluation.

None of the above consulting firms or their partners, senior officers or employees has any direct or indirect financial interest in our company and the remunerations to the firms are not in any way contingent upon reported reserves estimates.

For detailed information about our net proved reserves estimates, please refer to the summary reports of reserves filed hereto as exhibits to this annual report on Form 20-F.

The following table sets forth our estimated proved reserves (including proved developed reserves and proved undeveloped reserves), proved developed reserves and proved undeveloped reserves of crude oil and natural gas as of December 31, 2014, 2015 and 2016.

	Crude Oil	Natural Gas(1)	Combined
	(Million barrels)	(Bcf)	(BOE, in millions)
Proved developed and undeveloped reserves
Reserves as of December 31, 2013	10,820.3	69,322.6	22,374.1
Revisions of previous estimates	(16.1)	(2,707.4)	(467.2)
Extensions and discoveries	645.6	7,511.1	1,897.4
Improved recovery	94.0	—	94.0
Sold	(4.9)	—	(4.9)
Production for the year	(945.5)	(3,028.8)	(1,450.4)
Reserves as of December 31, 2014	10,593.4	71,097.5	22,443.0
Revisions of previous estimates	(1,662.9)	(206.0)	(1,697.1)
Extensions and discoveries	456.9	9,764.2	2,084.3
Improved recovery	105.6	—	105.6
Sold	—	—	—
Production for the year	(971.9)	(3,131.0)	(1,493.9)
Reserves as of December 31, 2015	8,521.1	77,524.7	21,441.9
Revisions of previous estimates	(810.9)	(863.2)	(954.7)
Extensions and discoveries	491.7	4,770.3	1,286.8
Improved recovery	93.0	—	93.0
Bought	63.6	554.5	156.0
Production for the year	(920.7)	(3,274.5)	(1,466.6)
Reserves as of December 31, 2016	7,437.8	78,711.8	20,556.4
Proved developed reserves
As of December 31, 2014	7,253.5	35,823.9	13,224.2
As of December 31, 2015	6,195.8	40,406.1	12,930.2
As of December 31, 2016	5,176.3	40,663.8	11,953.5
Proved undeveloped reserves
As of December 31, 2014	3,339.9	35,273.6	9,218.8
As of December 31, 2015	2,325.3	37,118.6	8,511.7
As of December 31, 2016	2,261.5	38,048.0	8,602.9

(1)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

Our proved undeveloped reserves were 8,602.9 million BOE in 2016. The main changes in our proved undeveloped reserves in 2016 included (i) an increase of 1,286.8 million BOE through extensions and discoveries; (ii) an increase of 93.0 million BOE through improved recovery; (iii) a decrease of 146.8 million BOE through revisions due to our adjustment in exploration plans in response to the decline of crude oil price; and (iv) the conversion of 1,141.8 million BOE of proved undeveloped reserves into proved developed reserves. In 2016, we spent RMB82,485 million on developing proved undeveloped reserves. The overwhelming majority of our proved undeveloped reserves were situated around the oil fields that are currently producing. The majority of our proved undeveloped reserves are already scheduled for development within five years after initial booking.

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

The following tables set forth our crude oil and natural gas proved reserves and proved developed reserves by region as of December 31, 2014, 2015 and 2016.

	As of December 31,
	2014		2015		2016
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
	(Million barrels)
Crude oil reserves
Daqing	2,267.1	1,710.8	1,804.7	1,483.0	1,504.7	1,226.3
Changqing	2,553.5	1,913.6	2,186.0	1,600.6	1,917.8	1,319.1
Xinjiang	1,535.1	1,028.9	1,040.0	875.6	795.1	730.5
Other regions(1)	4,237.7	2,600.2	3,490.4	2,236.6	3,220.2	1,900.4

Total	10,593.4	7,253.5	8,521.1	6,195.8	7,437.8	5,176.3

	As of December 31,
	2014		2015		2016
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
	(Bcf)
Natural gas reserves(2)
Changqing	23,030.1	10,796.6	25,808.0	10,826.0	25,697.9	9,920.8
Tarim	22,434.2	12,495.5	24,270.6	14,303.3	24,019.2	14,336.1
Chuanyu	12,841.8	3,781.2	13,399.5	5,833.1	13,905.1	6,982.4
Other regions(1)	12,791.4	8,750.6	14,046.6	9,443.7	15,089.6	9,424.5

Total	71,097.5	35,823.9	77,524.7	40,406.1	78,711.8	40,663.8

(1)	Represents other oil regions in China and our overseas oil and gas fields.
(2)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

Since the second half of 2014, international prices for crude oil have declined substantially and fluctuated at a low level. We performed an analysis with respect to the sensitivity of our domestic proved oil reserves as of December 31, 2016 to crude oil prices pursuant to relevant SEC reserves rules. For the sensitivity analysis, we used the price scenarios of US$70 per barrel and the 12-month average domestic oil price of the Company in 2016, i.e., US$37.72 per barrel, while the lifting cost and other relevant factors in 2016 remained unchanged. The costs used for the sensitivity analysis were the average domestic costs for 2016, taking into account the differences in the applicable production taxes and the reserves projects eligible to be included into proved reserves under each of the price scenarios.

The following table sets forth our domestic proved crude oil reserves as of December 31, 2016 under the different price scenarios.

	Proved Reserves
Price Scenario	Cost	Total Domestic Proved Reserves
	(US$ per barrel)	(million BOE)
(US$ per barrel)
70	25.20	8,772.2
37.72 (the 12-month average domestic oil price in 2016)	19.41	6,341.1

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

The following table sets forth the number of wells we drilled, or in which we participated, and the results thereof, for the periods indicated.

Year		Daqing	Xinjiang	Changqing	Others(1)	Total
2014
	Net exploratory wells drilled(2)	98	132	995	557	1,782
	Crude oil	76	68	615	309	1,068
	Natural gas	14	1	137	97	249
	Dry(3)	8	63	243	151	465
	Net development wells drilled(2)	5,134	1,559	5,611	3,832	16,136
	Crude oil	5,106	1,537	4,983	3,076	14,702
	Natural gas	16	22	525	731	1,294
	Dry(3)	12	—	103	25	140
2015
	Net exploratory wells drilled(2)	136	123	790	549	1,598
	Crude oil	118	79	414	303	914
	Natural gas	5	6	103	76	190
	Dry(3)	13	38	273	170	494
	Net development wells drilled(2)	3,674	1,359	4,967	3,385	13,385
	Crude oil	3,645	1,339	4,098	2,957	12,039
	Natural gas	22	20	841	392	1,275
	Dry(3)	7	—	28	36	71
2016
	Net exploratory wells drilled(2)	148	134	955	550	1,787
	Crude oil	127	87	625	353	1,192
	Natural gas	9	1	125	75	210
	Dry(3)	12	46	205	122	385
	Net development wells drilled(2)	3,150	792	5,135	2,194	11,271
	Crude oil	3,129	777	4,526	1,824	10,256
	Natural gas	15	15	551	354	935
	Dry(3)	6	—	58	16	80

(1)	Represents the Liaohe, Jilin, Huabei, Dagang, Sichuan, Tarim, Tuha, Qinghai, Jidong, Yumen, Zhejiang, southern and other oil regions.
(2)	“Net” wells refer to the wells after deducting interests of others. No third parties own any interests in any of our wells.
(3)	“Dry” wells are wells with insufficient reserves to sustain commercial production.

We had 436 wells in the process of being drilled and 7,133 wells with multiple completions as of December 31, 2016.

Oil-and-Gas Properties

The following table sets forth our interests in developed and undeveloped acreage by oil region and in productive crude oil and natural gas wells as of December 31, 2016.

			Acreage(1)
	Productive Wells(1)		Developed		Undeveloped
Oil Region	Crude Oil	Natural Gas	Crude Oil	Natural Gas	Crude Oil	Natural Gas
	(Thousand acres)
Daqing	73,321	302	1,149.97	102.18	766.44	98.48
Changqing	58,390	11,496	1,316.04	5,236.28	738.09	2,897.78
Xinjiang	33,059	265	388.02	58.10	216.15	17.10
Other regions(2)	72,730	5,786	1,593.59	1,054.16	1,078.06	1,476.43

Total	237,500	17,849	4,447.61	6,450.72	2,798.75	4,489.79

(1)	Includes all wells and acreage in which we have an interest. No third parties own any interests in any of our wells or acreage.
(2)	Represents the Liaohe, Jilin, Huabei, Dagang, Southwestern, Tarim, Tuha, Qinghai, Jidong, Yumen, Zhejiang, southern and other oil regions.

Production

The following table sets forth our historical average net daily crude oil and natural gas production by region and our average sales price for the years ended December 31, 2014, 2015 and 2016.

	For the Year Ended December 31,			% of 2016 Total
	2014	2015	2016
Crude oil production(1)
(thousand barrels per day, except percentages or otherwise indicated)
Daqing	792.3	755.8	717.2	28.5
Changqing	506.8	502.0	482.7	19.2
Xinjiang	238.9	238.9	224.7	8.9
Other(2)	1,052.3	1,166.1	1,090.9	43.4

Total	2,590.3	2,662.8	2,515.5	100

Annual production (million barrels)	945.5	971.9	920.7
Average sales price (US$ per barrel)	94.83	48.35	37.99

Natural gas production(1)(3)
(million cubic feet per day, except percentages or otherwise indicated)
Changqing	3,186.3	3,181.2	3,103.5	34.7
Tarim	2,099.4	2,083.0	2,093.1	23.4
Chuanyu	1,252.6	1,412.5	1,696.1	19.0
Other(4)	1,759.7	1,901.4	2,054.1	22.9

Total	8,298.0	8,578.1	8,946.8	100

Annual production (Bcf)	3,028.8	3,131.0	3,274.5
Average realized price (US$ per Mcf)(5)	6.30	6.23	4.67

(1)	Production volumes for each region include our share of the production from all of our cooperative projects with foreign companies in that region.
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

In 2016, we supplied a substantial majority of our total crude oil sales to our refineries. In addition, we entered into a crude oil mutual supply framework agreement with Sinopec in January 2017 for the supply of crude oil to each other’s refineries. Under this agreement, we agreed in principle to supply 1.13 million tons of crude oil to Sinopec in 2017.

The following table sets forth our average sales prices and average lifting costs of crude oil and natural gas of our company on an overall basis and those in China in 2014, 2015 and 2016.

	Crude Oil Average Realized Prices (RMB/ton)	Natural Gas Average Realized Prices (RMB/Kilostere)	Average Lifting Cost (US$/BOE)
2014
Overall	4,304	1,366	13.76
— China	4,282	1,407	14.51
2015
Overall	2,225	1,371	12.98
— China	2,237	1,468	14.26
2016
Overall	1,865	1,097	11.67
— China	1,831	1,146	13.00

Principal Oil and Gas Regions

Daqing Oil Region

The Daqing oil region, our largest oil and gas producing property, is located in the Songliao basin and covers an area of approximately one million acres. In 2014, 2015 and 2016, our crude oil production volume in the Daqing oil region was 792.3 thousand barrels, 755.8 thousand barrels and 717.2 thousand barrels per day, respectively. As of December 31, 2016, we produced crude oil from 40 fields in the Daqing oil region.

As of December 31, 2016, our proved crude oil reserves in the Daqing oil region were 1,504.7 million barrels, representing 20.2% of our total proved crude oil reserves. As of December 31, 2014 and 2015, the proved crude oil reserves in our Daqing oil region were 2,267.1 million barrels and 1,804.7 million barrels, respectively. In 2016, the crude oil reserve-to-production ratio of the Daqing oil region was 5.6 years.

Daqing’s crude oil has low sulfur and high paraffin content. As many refineries in China, particularly those in northeastern China, are configured to refine Daqing crude oil, we have a stable market for the crude oil we produce in the Daqing oil region.

Changqing Oil and Gas Region

The Changqing oil and gas region covers parts of Shaanxi Province, Gansu Province, Ningxia, Inner Mongolia and Shanxi Province. As of December 31, 2016, our proved crude oil reserves in the Changqing oil region were 1,917.8 million barrels, representing 25.8% of our total proved crude oil reserves. In 2016, our crude oil production in the Changqing oil region averaged 482.7 thousand barrels per day, representing approximately 19.2% of our total daily crude oil production. In 2016, the crude oil reserve-to-production ratio at the Changqing oil region was 10.9 years.

In the early 1990s, we discovered the Changqing oil and gas region, which had total proved natural gas reserves of 25,697.9 Bcf as of December 31, 2016, representing 32.6% of our total proved natural gas reserves. In January 2001, we discovered the Sulige gas field in the Changqing oil and gas region, which had total proved natural gas reserves of 14,525.7 Bcf as of December 31, 2016. Sulige gas field is currently the largest gas field in China. In 2016, the Changqing oil and gas region produced 1,135.9 Bcf of natural gas for sale, representing a decrease of 2.2% from 1,161.1 Bcf in 2015.

Xinjiang Oil Region

The Xinjiang oil region is one of our four largest crude oil producing properties and is located in the Junggar basin in northwestern China. We commenced our operations in the Xinjiang oil region in 1951. The Xinjiang oil region covers a total area of approximately 900,000 acres.

As of December 31, 2016, our proved crude oil reserves in the Xinjiang oil region were 795.1 million barrels, representing 10.7% of our total proved crude oil reserves. In 2016, our oil fields in the Xinjiang oil region produced an average of 224.7 thousand barrels of crude oil per day, representing approximately 8.9% of our total daily crude oil production. In 2016, the crude oil reserve-to-production ratio at the Xinjiang oil region was 9.7 years.

Tarim Oil and Gas Region

The Tarim oil and gas region is located in the Tarim basin in northwestern China with a total area of approximately 590,000 acres. In 1998, we discovered the Kela 2 natural gas field in the Tarim oil and gas region. As of December 31, 2016, the proved natural gas reserves in the Tarim oil and gas region reached 24,019.2 Bcf, representing 30.5% of our total proved natural gas reserves.

In 2016, we produced 766.1 Bcf of natural gas for sale in the Tarim oil and gas region. In 2016, we confirmed five natural gas blocks with large-scale mono-block natural gas reserves in our oil and gas regions, mainly in the Tarim oil and gas region. We have completed the construction of the pipelines to deliver natural gas in the Tarim oil and gas region to the central and eastern regions of China where there is strong demand for natural gas transmitted through our West-East Gas Pipelines. See “— Natural Gas and Pipeline — Natural Gas Transmission Infrastructure” for a discussion of our West-East Gas Pipeline.

Chuanyu Gas Region

We began natural gas exploration and production in the Chuanyu gas region in the 1950s. The Chuanyu gas region covers a total area of approximately 2.3 million acres. The natural gas reserve-to-production ratio in the Chuanyu gas region was approximately 22.4 years in 2016. As of December 31, 2016, we had 116 natural gas fields under development in the Chuanyu gas region.

As of December 31, 2016, our proved natural gas reserves in the Chuanyu gas region were 13,905.1 Bcf, representing 17.7% of our total proved natural gas reserves and an increase of 3.8% from 13,399.5 Bcf as of December 31, 2015. In 2016, our natural gas production for sale in the Chuanyu gas region reached 620.8 Bcf, representing 19.0% of our total natural gas production for sale. In October 2015, the gas facility with an annual production capacity of 11 billion cubic meters became operational in the Anyue monomer marine uncompartmentalized carbonate gas reservoir in Chuanyu gas region. In 2016, we completed the construction of the production facilities in the Changning — Weiyuan national model shale gas area in the Chuanyu gas region.

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

The following table sets forth the financial and operating data of our refining and chemicals segment for each of the years ended December 31, 2014, 2015 and 2016:

	Year Ended December 31,
	2014	2015	2016
Revenue (RMB in millions)	846,082	642,428	582,510
(Loss) /Profit from operations (RMB in millions)	(23,560)	4,883	39,026
Crude oil processed (million barrels)	1,010.6	998.1	953.3
Crude oil primary distillation capacity (million barrels/year)	1,248.0	1,252.4	1,257.6
Production of refined oil products (thousand tons)	92,671	91,933	86,022

Refining

Refined Products

We produce a wide range of refined products at our refineries. Some of the refined products are for our internal consumption and used as raw materials in our petrochemical operation. The table below sets forth production volumes for our principal refined products for each of the years ended December 31, 2014, 2015 and 2016.

	Year Ended December 31,
Principal Product	2014	2015	2016
	(In thousand tons)
Diesel	57,627	54,182	46,689
Gasoline	30,688	32,258	33,275
Kerosene	4,356	5,493	6,058
Lubricants	1,581	1,210	1,164
Fuel oil	3,423	2,700	2,222
Naphtha	9,966	9,748	9,919

Our Refineries

Most of our refineries are strategically located close to our crude oil production and storage bases along our crude oil and refined product transmission pipelines and railways, which provide our refineries with secure supplies of crude oil and facilitate our distribution of refined products to the domestic markets.

In 2016, we further optimized our production processes, adjusted our products portfolio and concentrated our resources and production capacity on products with high profit margins. We reduced the diesel-gasoline ratio from 1.68 in 2015 to 1.40 in 2016. In 2016, we completed the construction of the projects on schedule for upgrading our gasoline and diesel quality to ensure compliance with China V standards across China (other than Beijing) and China VI standards in Beijing. In each of the years ended December 31, 2014, 2015 and 2016, our exploration and production operations supplied approximately 68.7%, 69.9% and 71.8%, respectively, of the crude oil processed in our refineries.

The table below sets forth certain operating statistics regarding our refineries as of December 31, 2014, 2015 and 2016.

	As of December 31,
	2014	2015	2016
Primary distillation capacity(1) (thousand barrels per day)
Lanzhou Petrochemical	212.6	212.6	212.6
Dalian Petrochemical	415.0	415.0	415.0
Fushun Petrochemical	222.7	222.7	222.7
Dushanzi Petrochemical	202.4	202.4	202.4
Guangxi Petrochemical	202.4	202.4	202.4
Jilin Petrochemical	198.4	198.4	198.4
Sichuan Petrochemical	202.4	202.4	202.4
Other refineries	1,763.2	1,775.4	1,789.6

Total	3,419.2	3,431.3	3,445.5

Refining throughput (thousand barrels per day)
Lanzhou Petrochemical	185.4	195.8	166.6
Dalian Petrochemical	259.1	280.7	263.5
Fushun Petrochemical	170.5	164.0	170.5
Dushanzi Petrochemical	181.2	139.8	151.2
Guangxi Petrochemical	143.8	130.3	90.9
Jilin Petrochemical	168.7	162.0	184.3
Sichuan Petrochemical	125.4	152.0	141.0
Other refineries	1,534.6	1,509.9	1,443.9

Total	2,768.7	2,734.5	2,611.8

(1)	Represents the primary distillation capacity of crude oil and condensate.

In each of the years ended December 31, 2014, 2015 and 2016, the average utilization rate of the primary distillation capacity at our refineries was 86.1%, 84.2% and 80.3%, respectively, and the average yield for our four principal refined products (gasoline, kerosene, diesel and lubricants) at our refineries was 68.9%, 69.0% and 67.6%, respectively. “Yield” represents the number of tons of a refined product expressed as a percentage of the number of tons of crude oil from which that product is processed. In each of the years ended December 31, 2014, 2015 and 2016, the overall refining yield at our refineries was 93.8%, 93.8% and 93.5%, respectively.

Dalian Petrochemical, Lanzhou Petrochemical, Dushanzi Petrochemical, Guangxi Petrochemical, Sichuan Petrochemical, Fushun Petrochemical and Jilin Petrochemical were our leading refineries in terms of both primary distillation capacity and refining throughput in 2016.

To maintain efficient operations of our facilities and lower production costs, we have endeavored to achieve the most cost-efficient proportions of various types of crude oil in our refining process. We purchase a portion of our crude oil requirements from third-party international suppliers located in different countries and regions. In 2016, we purchased crude oil sourced from Rosneft, a Russian company which is subject to U.S. economic sanctions, and from Sudan, which is on the U.S. sanction list, for use in our refining operations. The revenue generated from our refinery from the crude oil sourced from Rosneft and Sudan accounted for 2.27% and 0.03% of our total revenue in 2016, respectively. See “Item 3 — Key Information — Risk Factors — Risks Related to Outbound Investments and Trading”

Chemicals

Most of our chemical plants are close to our refineries and are connected to the refineries by pipelines, providing additional production flexibility and opportunities for cost competitiveness. The raw materials required by our chemicals operations have been supplied by our own refineries.

Our Chemical Products

The table below sets forth the production volumes of our principal chemical products for each of the years ended December 31, 2014, 2015 and 2016.

	Year Ended December 31,
	2014	2015	2016
	(In thousand tons)
Basic petrochemicals
Propylene	4,600	4,848	5,120
Ethylene	4,976	5,032	5,589
Benzene	1,771	1,896	1,918
Derivative petrochemicals
Synthetic resin	7,951	8,215	9,078
Other synthetic fiber raw materials and polymer	1,293	1,348	1,410
Synthetic rubber	745	713	760
Other chemicals
Urea	2,663	2,566	1,900

We are one of the major producers of ethylene in China. We use the bulk of the ethylene we produce as a principal feedstock for the production of many chemical products, such as polyethylene. As of December 31, 2016, our annual ethylene production capacity was 5,910 thousand tons. We produce a number of synthetic resin products, including polyethylene, polypropylene and ABS. As of December 31, 2016, our annual production capacities for polyethylene, polypropylene and ABS were 5,060 thousand tons, 4,140 thousand tons and 710 thousand tons, respectively.

Marketing of Chemicals

Our chemical products are distributed to a number of industries including the automotive, construction, electronics, medical manufacturing, printing, electrical appliances, household products, insulation, packaging, paper, textile, paint, footwear, agriculture and furniture industries.

The following table sets forth the sales volumes of our chemical products by principal product category for each of the years ended December 31, 2014, 2015 and 2016.

	Year Ended December 31,
Product	2014	2015	2016
	(In thousand tons)
Derivative petrochemicals
Synthetic resin	7,718.9	8,222.3	8,998.4
Synthetic fiber	86.4	83.7	83.6
Synthetic rubber	793.7	764.5	793.7
Intermediates	8,149.6	8,838.3	9,262.4
Other chemicals
Urea	2,681.8	2,106.1	2,181.8

In each of the years ended December 31, 2014, 2015 and 2016, our capital expenditures for our refining and chemicals segment were approximately RMB30,965 million, RMB15,725 million and RMB12,847 million, respectively. These capital expenditures were incurred primarily in connection with the construction and expansion of our refining and chemical facilities and the upgrading of our product quality. We believe that our refined products are capable of meeting the product specification and environmental protection requirements as set by the PRC government.

OUR MARKETING SEGMENT

Urumqi
Lhasa
Yellow River
Yangtze River
Chengdu
Chongqing
Zhengzhou
Beijing
Shanghai
Guangzhou
Hong Kong
YELLOW SEA
EAST CHINA SEA
SOUTH CHINA SEA
1 Heilongjiang Marketing Company
2 Jilin Marketing Company
3 Liaoning Marketing Company
4 Inner Mongolia Marketing Company
5 Xinjiang Marketing Company
6 Qinghai Marketing Company
7 Gansu Marketing Company
8 Ningxia Marketing Company
9 Shaanxi Marketing Company
10 Chongqing Marketing Company
11 Sichuan Marketing Company
12 Tibet Marketing Company
13 Beijing Marketing Company
14 Tianjin Marketing Company
15 Hebei Marketing Company
16 Shanxi Marketing Company
17 Shandong Marketing Company
18 Shanghai Marketing Company
19 Jiangsu Marketing Company
20 Zhejiang Marketing Company
21 Anhui Marketing Company
22 Henan Marketing Company
23 Hubei Marketing Company
24 Hunan Marketing Company
25 Jiangxi Marketing Company
26 Fujian Marketing Company
27 Guangdong Marketing Company
28 Hainan Marketing Company
29 Guangxi Marketing Company
30 Guizhou Marketing Company
31 Yunnan Marketing Company
32 Northeast Marketing Company
33 Northwest Marketing Company
34 PetroChina Fuel Oil Company
35 PetroChina Lubricant Company
36 Dalian Marine Shipping Company

Marketing

We engage in the marketing of refined products through 36 regional sales companies including three distribution branch companies, one lubricants branch company and one fuel oil company. These operations include the transportation and storage of the refined products, and the wholesale, retail and export of gasoline, diesel, kerosene, lubricant, asphalt and other refined products. In addition, with respect to our international trading sector, we have optimized the import and export resources, focused on synergies, actively expanded into the high-end markets, and maintained growing trading volume and improved operation results.

The following table sets forth the financial and operating data of our marketing segment for each of the years ended December 31, 2014, 2015 and 2016:

	Year Ended December 31,
	2014	2015	2016
Revenue (RMB in millions)	1,938,501	1,383,426	1,301,616
Profit/(loss) from operations (RMB in millions)	5,421	(500)	11,048
External sales volume of refined oil products (thousand tons)	160,878	160,097	159,107

We market a wide range of refined products, including gasoline, diesel, kerosene and lubricants, through an extensive network of sales personnel and independent distributors and a broad wholesale and retail distribution system across China. As of December 31, 2016, our marketing network consisted of:

•

Numerous nationwide wholesale distribution outlets. All of these outlets are located in high demand areas across China, particularly in the coastal areas, along major railways and along the Yangtze River; and

•	20,895 service stations, consisting of 20,101 service stations owned and operated by us and 794 franchised service stations owned and operated by third parties.

We took active steps to adapt to changes in market condition and customer demand, including enhanced integrated marketing of refined products, fuel cards, non-oil business and lubricants, and carrying out various promotion activities. We launched an application called Zhong You Hao Ke E station for mobile phones to promote mobile payments and enhance our marketing of non-oil businesses.

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

The following table sets forth our sales volumes of diesel, gasoline, kerosene and lubricants for each of the years ended December 31, 2014, 2015 and 2016.

	Year Ended December 31,
Product	2014	2015	2016
	(In thousand tons)
Diesel	87,041	84,763	80,168
Gasoline	59,821	60,651	62,406
Kerosene	14,016	14,683	16,533
Lubricants	1,498	1,150	1,122

Wholesale Marketing

We sell refined products both directly and through independent distributors into various wholesale markets, as well as to utility, commercial, petrochemical, aviation, agricultural, fishery and transportation companies in China. Our gasoline and diesel sales also include the amount we transferred to our retail operations.

Retail Marketing

The weighted average sales volume of gasoline and diesel per business day at our service station network was 10.8 tons, 10.6 tons and 10.5 tons per service station in 2014, 2015 and 2016, respectively.

Capital expenditures for the marketing segment for the years ended December 31, 2014, 2015 and 2016 amounted to RMB5,616 million, RMB7,061 million and RMB7,983 million, respectively, which were used mainly for the construction of sales network facilities including service stations and oil storage tanks.

Natural Gas and Pipeline

We are China’s largest natural gas transporter and seller in terms of sales volume. We sell natural gas primarily to industrial companies, power plants, fertilizer and chemical companies, commercial users and municipal utilities owned by local governments. In addition, we also transmit crude oil and refined products in the natural gas and pipeline segment.

The following table sets forth the financial and operating data of our natural gas and pipeline segment for each of the years ended December 31, 2014, 2015 and 2016:

	As of December 31 or Year Ended December 31,
	2014	2015	2016
Revenue (RMB in millions)	284,262	281,778	247,477
Profit from operations (RMB in millions)	13,126	51,231	17,885
Total length of natural gas pipelines (km)	48,602	48,629	49,420
Total length of crude oil pipeline (km)	18,107	18,892	18,872
Total length of refined oil products pipeline (km)	10,086	10,091	10,560
Total volume of natural gas sold(1) (Bcf)	4,424.2	5,583.6	6,469.8

(1)	Represents the natural gas sold to third parties

Our Principal Markets for Natural Gas

We sell our natural gas across China. Our natural gas supply covers all provinces, municipalities under direct administration of the central government and autonomous regions of China, other than Macau and Taiwan. We supply natural gas to Tibet by means of LNG tanker trucks.

The natural gas sales to the Bohai Rim account for the highest sales volume in our total natural gas sales, which makes Bohai Rim one of our principal markets for natural gas. The natural gas supplied to Bohai Rim is primarily sourced from the Changqing oil and gas region and transmitted through the Shaanxi to Beijing natural gas pipeline system.

The Yangtze River Delta and South Western regions in China are also our principal markets. We supply natural gas to these regions primarily from our domestic production sites and through long-distance pipelines and by LNG tanker trucks.

In addition to the above, provinces such as Henan, Hubei, Anhui and Hunan, consume more and more natural gas and have become another significant natural gas market of us.

We committed to provide approximately 4,944 Bcf of natural gas in 2017. However, the committed quantity of supply may be adjusted by the buyers in light of the actual situation.

Driven by environmental and efficiency concerns, the PRC government is increasingly encouraging industrial and residential use of natural gas. The PRC government has adopted a number of laws and regulations to require local governments to increase the use of clean energy, such as natural gas and liquefied petroleum gas, to replace the use of raw coal. Several local governments have adopted policies to facilitate an increase in natural gas consumption in order to reduce the air pollution level. The PRC government has also adopted a preferential value-added tax rate of 13% for natural gas production as compared to a 17% value-added tax rate for crude oil production.

We believe that these policies have had a positive effect on the development and consumption of natural gas in many municipalities that are our existing or potential markets for natural gas. We believe that these favorable policies will continue to benefit our natural gas business.

Natural Gas Transmission Infrastructure

As of December 31, 2016, we owned and operated approximately 49,420 kilometers of natural gas pipelines in China. Our natural gas pipelines represent the vast majority of China’s onshore natural gas pipelines. Our existing natural gas pipelines form a national trunk network for natural gas supply and the regional natural gas supply networks in northwestern, southwestern, northern and central China as well as the Yangtze River Delta.

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

The Second West-East Gas Pipeline

In February 2008, we commenced the construction of the Second West-East Gas Pipeline. The west section of the Second West-East Gas Pipeline was put into operation in December 2009. In June 2011, the east section was put into operation. By the end of 2012, the main line and branch lines as well as the Hong Kong branch line of the Second West-East Gas Pipeline were all completed and put into operation. The Second West-East Gas Pipeline includes one main line, eight main branch lines and numerous accessory branch lines and three underground storage facilities, with a total length of 8,601 kilometers. The main line of the Second West-East Gas Pipeline has a length of 4,845 kilometers. The western section of the main line extends from Horgos to Zhongwei with a length of 2,325 kilometers and a designed annual throughput capacity of 1,059.5 Bcf. The eastern section of the main line extends from Zhongwei to Guangzhou with a length of 2,520 kilometers and a designed annual throughput capacity of 988.8 Bcf.

The Third West-East Gas Pipeline

The main line of the Third West-East Gas Pipeline extends from Horgos to Fuzhou via Zhongwei. It consists of the Yining-Horgos Line, three main branch lines connecting Changsha, Xinye and Dengzhou, the Zhongwei-Jinbian Line and numerous accessory branch lines, with a total length of 6,840 kilometers and a designed annual throughput capacity of 1,059.4 Bcf. By the end of 2014, the western section of the Third West-East Gas Pipeline that extends from Horgos to Zhongwei was completed, with a length of 2,445 kilometers. The eastern section which extends from Ji’an to Fuzhou is 817 kilometers long and was completed and put into operation in 2016.

In addition, we also operate other natural gas pipelines, such as the Zhong County-to-Wuhan natural gas pipeline, the first, the second and the third Shaanxi-to-Beijing natural gas pipelines and Sebei-to-Lanzhou natural gas pipelines. The construction of the fourth Shaanxi-Beijing Natural Gas Pipeline commenced in 2016 and is scheduled to be completed in October 2017.

Crude Oil Transportation Infrastructure

We have an extensive network for the transportation, storage and distribution of crude oil, which covers many regions of China. As of December 31, 2016, we had crude oil pipelines of 18,872 kilometers.

Russia to China Crude Oil Pipeline

In May 2009, we commenced the construction of the Russia to China crude oil transmission pipeline (the Mohe-to-Daqing section) upon the approval of the National Development and Reform Commission, or NDRC. In

September 2010, we completed construction of the entire line and put it into commercial production in January 2011. We were the builder and operator of the section crossing the Heilongjiang River and the section which lies in China. This pipeline extends from the Skovorodino off-take station of Russia’s Far East Pipeline through Galinda at the Russian border, Heilongjiang Province, and Inner Mongolia, to Daqing terminal station. This pipeline is 935 kilometers long and has a designed annual transmission capacity of 15 million tons. In February 2016, the second Russia-to-China oil pipeline from Mohe to Daqing was approved by the NDRC, the construction of which commenced in July 2016 and is expected to be completed by October 2017 with a length of 941 kilometers and a designed annual transmission capacity of 15 million tons.

In addition, we also operate other crude oil pipelines, including the western crude oil pipeline, the northeastern crude oil pipeline network and the Lancheng crude oil pipeline.

Refined Product Transportation Infrastructure

As of December 31, 2016, we had refined product pipelines of 10,560 kilometers.

The Lanzhou-to-Zhengzhou-to-Changsha Pipeline

We received approval from the NDRC for and commenced construction of the Lanzhou-to-Zhengzhou-to-Changsha refined oil pipeline in December 2007. The pipeline starts from Lanzhou of Gansu Province and terminates at Changsha of Hunan Province, with a total length of 3,027 kilometers, including the length of all the main lines and branch lines. We finished construction and commenced the operation of the section from Lanzhou to Zhengzhou in April 2009 and the section from Zhengzhou to Wuhan in August 2009. The construction of all the main line and branch lines was completed by October 2013.

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

In addition, we also face competition from alternative energies. For example, electric car, as a clean means of transport with “zero pollution and zero emission” has won the favor of the government. The central and local governments have imposed restrictions on oil-powered cars, while encouraged electricity-powered cars. The alternative energy-powered cars, especially electric cars, will continue to grow. Despite the issues such as immature technologies, short range and limited infrastructure with respect to electric cars, with the importance attached by the central government to the development of electric car batteries and electric car technologies and the focus given by the local governments to the construction of electric car charging infrastructure, the advantages of electric cars will be fully demonstrated in the future. As a result, the impact of the innovation of electric cars on us will become increasingly obvious.

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

We anticipate that the environmental laws and regulations to which we are subject will become increasingly strict and are therefore likely to have an increasing impact on our operations. It is difficult, however, to predict accurately the effect of future developments in such laws and regulations on our future earnings and operations. Some risk of environmental costs and liabilities is inherent in our operations and products, as it is with other companies engaged in similar businesses. We cannot assure you that material costs and liabilities will not be incurred. However, we do not currently expect any material adverse effect on our financial condition or results of operations as a result of compliance with such laws and regulations. We paid pollutant discharge fees of approximately RMB385 million, RMB347 million and RMB388 million in 2014, 2015 and 2016, respectively.

To meet future environmental obligations, we are engaged in a continuous program to develop effective environmental protection measures. This program includes research on:

•	building environment-friendly projects;

•	reducing sulfur levels in gasoline and diesel fuel;

•	reducing olefins and benzene content in gasoline, and continuously reducing the quantity of emissions and effluents from our refineries and petrochemical plants; and

•	developing and installing monitoring systems at our pollutant discharge openings and developing environmental impact assessments for construction projects.

Our capital expenditures on environmental programs in 2014, 2015 and 2016 were approximately RMB4.00 billion, RMB4.14 billion and RMB3.10 billion, respectively.

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

Legal Proceedings

In September 2013, two class action complaints were filed with the United States District Court for the Southern District of New York (the “District Court”) against us and certain of our former and current directors and senior management on the grounds of PRC authorities’ investigation into certain of our former directors and senior management. The two suits were subsequently consolidated into one as ordered by the District Court. In June 2014, the plaintiff submitted a revised complaint whereby the plaintiff removed the current senior management from the individual defendants initially named and only included certain of our former directors and senior management. In August 2015, the District Court made a judgment directing termination of the motion of the plaintiff and the closing of the case. In response to that, the plaintiff filed an appeal to the United States Court of Appeals for the Second Circuit (the “Second Circuit”). In March 2016, the Second Circuit ruled to affirm the judgment of the District Court, thus supporting the dismissal by the District Court of the plaintiff’s complaint. After that, the plaintiff did not continue to pursue the appeal within the time limit allowed for appeal and thus, pursuant to the U.S. federal court procedure rules, all the allegations submitted to the District Court and the Second Circuit have been fully dismissed.

Our normal course of business had not been affected by the complaints. We have proactively and vigorously contested the complaints with our best efforts to protect our legitimate rights and interests.

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

As of December 31, 2016, we owned approximately 11,500 patents in China and other jurisdictions. We were granted 2,315 patents in China in 2016.

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

The MLR issues production licenses to applicants on the basis of the reserves reports approved by the relevant authorities. Production license holders are required to pay an annual production right usage fee of RMB1,000 per square kilometer. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years, 20 years, or 10 years as applicable to large, medium and small mineral blocks, respectively. In accordance with a special approval from the State Council, the MLR has issued production licenses with terms coextensive with the projected productive life of the assessed proven reserves as discussed above. Each of our production licenses is renewable upon our application 30 days prior to expiration. If oil and gas prices increase, the productive life of our crude oil and natural gas reservoirs may be extended beyond the current terms of the relevant production licenses.

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

On January 13, 2016, the NDRC issued the Notice on Issues Concerning Further Improving the Pricing Mechanism for Refined Oil, pursuant to which, starting from January 13, 2016, downward adjustment of the refined oil price is subject to a floor of US$40 per barrel. Accordingly, when the international crude oil price drops to US$40 per barrel or below, the refined oil price in China shall not be adjusted downwards and the unadjusted amount shall be allocated to the reserve fund to be used for energy saving, reduction of emission, improving the oil quality and securing a safe supply of refined oil. When the international crude oil price surges to US$130 per barrel or above, appropriate financial and taxation policies shall be adopted to ensure the production and supply of refined oil but the refined oil price shall in principle remain unadjusted or shall only be slightly adjusted upwards. This regulation also liberalized the ex-factory price of liquefied petroleum gas.

On December 15, 2016, the Ministry of Finance (“MOF”) and NDRC issued Circulation on Collection of Risk Reserves for Oil Price Control (the “Rules”), pursuant to which, effective from January 13, 2016, when the price of crude oil in international market drops below the lower limit set by the Chinese government, domestic enterprises which are engaged in production, commissioned processing and import and export of such refined oil products as gasoline and diesel shall make full payment of risk reserves according to sales volumes and the corresponding collection rates. “Sales volumes” refer to the actual sales volumes of such enterprises between the two adjacent window periods of price adjustment. Collection rates for risk reserves are determined with reference to the unadjusted prices of refined oil products. The NDRC and the MOF jointly determine the collection rates on a quarterly basis and notify the collection agencies in writing.

On December 22, 2016, MOF issued Notice on Proper Collection of Risk Reserves for Oil Price Adjustment in 2016, pursuant to which, if the subsidiaries (limited to listed companies) of CNPC, Sinopec and CNOOC have already recognized the risk reserves accrued as operation revenue, such subsidiaries may opt to have such risk reserves to be paid by their parent companies out of the net profit.

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

On October 15, 2016, the NDRC issued Clarifying the Price Policy for Gas Storage Facilities, which announced that the prices for natural gas purchase and sale to be conducted by and the prices of gas storage services to be provided by the gas storage facilities shall be formed through the operation of market.

On November 5, 2016, NDRC issued Notice on Enhancing Price Liberalization for Gas Used as Fertilizer Feedstock, pursuant to which, effective from November 10, 2016, prices for gas used as fertilizer feedstock were fully liberalized and subject to negotiations between the vendors and the purchasers. It encourages the trading of the natural gas used by fertilizer makers in the oil and gas exchange centers in order to achieve open and transparent pricing of gas as fertilizer feedstock.

On November 11, 2016, the NDRC issued Notice on Relevant Issues concerning the Price Policy for Natural Gas Citygate Price in Fujian Province, which expressly liberated the citygate natural gas price in Fujian Province and made Fujian the first province that would implement fully liberated citygate natural gas price.

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

On October 9, 2016, the NDRC issued Rules on Administration of the Pipeline Transmission Tariff for Natural Gas (on trial) and Rules on Supervision and Review of the Costs Used in Setting the Pipeline Transmission Tariff (on trial), which expressly stipulated that the pipeline transmission tariff for natural gas shall be reviewed and set on the principle of “permissible costs plus reasonable margins”, and the rules intended to regulate the tariff charged by companies engaged in cross-province pipeline transmission operation.

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

Transportation and Refining

Since December 1, 2007, PRC regulations have encouraged foreign investment in the construction and operation of oil and gas pipelines and storage facilities. On March 10, 2015, PRC lifted the restrictions on foreign investment in refineries with a production capacity of below 10 million tons per annum. Furthermore, when appropriate, projects must receive necessary approvals from relevant PRC government agencies. See “Item 3 — Key Information — Risk Factors — Risks Related to Government Regulation.”

Import and Export

Since January 1, 2002, state-owned trading companies have been allowed to import crude oil under an automatic licensing system. Non-state-owned trading companies have been allowed to import crude oil and refined products subject to quotas. The export of crude oil and refined oil products by both state-owned trading companies and non-state-owned trading companies is subject to quota control. The MOFCOM has granted us the right to conduct crude oil and refined product import and export business.

Capital Investment and Financing

Capital investments in exploration and production of crude oil and natural gas made by Chinese oil and gas companies are subject to approval by or filing with relevant government authorities. The following projects are subject to approval by the NDRC or the competent local authorities:

•	overall development plans for oil and gas projects in China to be conducted in cooperation with foreign parties;

•	facilities for taking delivery of, storing or transporting imported liquefied natural gas (excluding accessory projects of oil or gas fields or refineries);

•	new facilities for taking delivery of or storing imported liquefied natural gas (including expansion on a different site other than the original facilities);

•	oil or gas transmission pipeline networks (excluding gathering and transmission pipeline networks of oil or gas fields);

•	new refineries, expansion of existing primary processing refineries; and

•	new coal-to-olefins projects, new coal to p-Xylene projects, and new coal-to-methanol projects with a capacity of 1 million tons per annum or more.

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

13% for liquefied natural gas, natural gas, liquefied petroleum gas, agricultural film and fertilizers and 17% for other products.

Since May 1, 2016, as a result of the reform of value-added tax in lieu of business tax, certain sectors such as real estate, engineering construction, financial and other sectors, which previously were subject to business tax, have been subject to value-added tax instead. The value added tax rates are 17%, 13%, 11% and 6%, as applicable.

Business tax		Since May 1, 2016, business tax has been replaced by value-added tax nationwide on a trial basis.
Consumption tax	Aggregate volume sold or self-consumed

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

We are China’s largest producer of crude oil and natural gas and are one of the largest companies in China in terms of revenue. In 2016, we produced approximately 920.7 million barrels of crude oil and approximately 3,274.5 Bcf of natural gas for sale. Our refineries processed approximately 953.3 million barrels of crude oil in 2016. In 2016, we had revenue of RMB1,616,903 million and profit attributable to owners of the Company of RMB7,857 million.

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

The table below sets forth the average realized prices of our principal products in 2014, 2015 and 2016.

	2014	2015	2016
Crude oil (US$/barrel)	94.83	48.35	37.99
Natural gas (US$/thousand cubic feet)(1)	7.84	7.42	5.68
Gasoline (US$/barrel)	140.85	112.80	101.41
Kerosene (US$/barrel)	116.45	67.77	54.67
Diesel (US$/barrel)	139.72	96.39	82.84

(1)	Natural gas citygate price

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

Before estimated oil and gas reserves are designated as “proved”, certain engineering criteria must be met in accordance with industry standards and the regulations of the SEC. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Therefore, these estimates do not include probable or possible reserves. Our proved reserves estimates are updated annually by independent, qualified and experienced oil and gas reserves engineering firms in the United States, Singapore and Canada. Our oil and gas reserves engineering department has policies and procedures in place to ensure that these estimates are consistent with these authoritative guidelines. Among other factors required by authoritative guidelines, this estimation takes into account recent information about each field, including production and seismic information, estimated recoverable reserves of each well, and oil and gas prices and operating costs as of the date the estimate is made. The price shall be the average price during the 12-month period before the ending date of the period covered by this report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

Despite the inherent imprecision in these engineering estimates, estimated proved oil and gas reserves quantity has a direct impact on certain amounts reported in the financial statements. In addition to the capitalization of costs related to oil and gas properties on the balance sheet discussed earlier, estimated proved reserves also impact the calculation of depreciation, depletion and amortization expenses of oil and gas properties. The cost of oil and gas properties is amortized at the field level on the unit of production method. Unit of production rates are based on the total oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of our production licenses. Our reserves estimates include only crude oil and natural gas which management believes can be reasonably produced within the current terms of the production licenses that are granted by the Ministry of Land and Resources, ranging from 30 years to 55 years from the effective date of issuance in March 2000, renewable upon application 30 days prior to expiration. Consequently, the impact of changes in estimated proved reserves is reflected prospectively by amortizing the remaining book value of the oil and gas property assets over the expected future production. If proved reserves estimates are revised downward, earnings could be affected by higher depreciation expense or an immediate write-down of the property’s book value had the downward revisions been significant See “— Property, Plant and Equipment” below. Given our large number of producing properties in our portfolio, and the estimated proved reserves, it is unlikely that any changes in reserves estimates will have a significant effect on prospective charges for depreciation, depletion and amortization expenses.

In addition, due to the importance of these estimates in understanding the perceived value and future cash flows of a company’s oil and gas operations, we have also provided supplemental disclosures of “proved” oil and gas reserves estimates prepared in accordance with authoritative guidelines elsewhere in this annual report.

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

Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgments such as future crude oil prices, prices of refined products and chemical products, the operation costs, the product mix, production volumes and the oil and gas reserves. Certain estimates and assumptions adopted by the management in the impairment reviews and calculations are formed by the internal professional team (including operations and finance teams) by reference to external institutions’ analysis reports and taking into account current economic conditions. The other estimates and assumptions are consistent with the assumptions used in our business plans.

In forming the relevant estimates and assumptions for impairment tests by our management, our internal professional team (including operations and finance teams) forms a preliminary conclusion by reference to the external institutions’ analysis reports and our historical financial data, and taking into account current economic conditions and our business plans. Then, the preliminary conclusion is reviewed and approved by the management. The approved estimates and assumptions are then utilized by our subsidiaries and branches to perform the impairment tests.

When determining whether there are indications of impairment for oil and gas properties, we consider internal factors, mainly including the decline of production and reserves volumes at the late development stage of certain oil blocks and a significant drop in economic benefits of certain oil blocks resulting from the lower price of crude oil, and external factors, mainly including a significant drop in international prices of crude oil, resulting from the imbalance of supply and demand of global crude oil. When an indication of impairment of certain oil blocks is identified, we will perform the impairment tests on the oil blocks. An impairment loss is recognized for the amount by which the carrying amount of oil blocks exceeds the higher of its fair value less costs to sell and its value in use. Value in use is determined by reference to the discounted expected future cash flows to be derived from the oil blocks.

The expected medium-to-long-term future international prices of crude oil utilized by us when estimating the expected future cash flows are determined mainly based upon the forecast of the international prices of crude oil made by principal international investment institutions combined with the judgment and analysis of the future trends of international prices of crude oil made by us. We calculated the expected future cash flows of each oil block according to the estimates of future production volume levels per year stated in the oil and gas reserves reports, the estimates of operation costs of oil and gas made by us, and taking into account its future capital expenditure plan. We refer to the weighted average cost of capital of the oil and gas industry when determining the discount rate and makes relevant adjustments according to specific risks in different countries or regions. In the year ended December 31, 2015, the after-tax discount rates adopted by most of our oil and gas regions were between 7.0% and 10.0%. In the year ended December 31, 2016, the after-tax discount rates adopted by most of our oil and gas regions were between 7.1% and 10.3%.

Given the broad scope of our property, plant and equipment, the impairment test involves numerous assumptions, which are interrelated to each other to a certain extent. For example, the estimates and judgments with respect to the product mix, production costs and oil and gas reserves may vary along with the changes in crude oil prices. The sensitivity analysis performed after taking into account the interrelationship among all of the estimates and judgments would be neither cost efficient nor time efficient. As a result, the management believes that a sensitivity analysis of relevant assumptions on impairment is not practicable. Favorable changes to some assumptions might have avoided the need to impair any assets or make it necessary to reverse an impairment loss recognized in prior periods, whereas unfavorable changes might have caused an additional unknown number of other assets to become impaired, or resulted in larger impacts on impaired assets. For example, when the assumed future price and production volume of crude oil used for the expected future cash flows are different from the actual price and production volume of crude oil respectively experienced in the future, the Company may either over or under recognize the impairment losses for certain assets.

Our operating results in the following fiscal year may deviate from management’s estimates or judgments. This would require an adjustment to the provision for impairment of the property, plant and equipment disclosed in Note 15 to the consolidated financial statements.

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

Our statement of comprehensive income for each of the years ended December 31, 2014, 2015 and 2016 is summarized in the table below.

	Year Ended December 31,
	2014	2015	2016
	(RMB in millions)
Revenue	2,282,962	1,725,428	1,616,903
Operating expenses	(2,113,129)	(1,646,176)	(1,556,268)
Profit from operations	169,833	79,252	60,635
Exchange gain /(loss), net	(2,313)	(632)	1,257
Interest expense, net	(21,723)	(22,309)	(20,857)
Share of profit of affiliates and joint ventures	10,962	1,504	4,105
Profit before income tax expense	156,759	57,815	45,140
Income tax expense	(37,731)	(15,726)	(15,768)
Profit for the year attributable to non-controlling interests	11,856	6,572	21,515

Profit for the year attributable to owners of the Company	107,172	35,517	7,857

The table below sets forth our revenue by business segment for each of the years ended December 31, 2014, 2015 and 2016 as well as the percentage changes in revenue for the periods shown.

	2014	2015	2015 vs. 2014	2016	2016 vs. 2015
	(RMB in millions, except percentages)
Revenue
Exploration and production	777,574	475,412	(38.9)%	412,484	(13.2)%
Refining and chemicals	846,082	642,428	(24.1)%	582,510	(9.3)%
Marketing	1,938,501	1,383,426	(28.6)%	1,301,616	(5.9)%
Natural gas and pipeline	284,262	281,778	(0.9)%	247,477	(12.2)%
Headquarters and others	3,027	2,507	(17.2)%	2,197	(12.4)%

Total	3,849,446	2,785,551	(27.6)%	2,546,284	(8.6)%
Less intersegment sales	(1,566,484)	(1,060,123)	(32.3)%	(929,381)	(12.3)%

Consolidated net sales from operations	2,282,962	1,725,428	(24.4)%	1,616,903	(6.3)%

The table below sets forth our operating income by business segment for each of the years ended December 31, 2014, 2015 and 2016, as well as the percentage changes in operating income for the periods shown. Other profit from operations shown below consists of research and development, business services and infrastructure support to our operating business segments.

	2014	2015	2015 vs. 2014	2016	2016 vs. 2015
	(RMB in millions, except percentages)
Profit/(loss) from operations
Exploration and production	186,897	33,961	(81.8)%	3,148	(90.7)%
Refining and chemicals	(23,560)	4,883	—	39,026	699.2%
Marketing	5,421	(500)	—	11,048	—
Natural gas and pipeline	13,126	51,231	290.3%	17,885	(65.1)%
Headquarters and others	(12,051)	(10,323)	—	(10,472)	—

Total	169,833	79,252	(53.3)%	60,635	(23.5)%

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Consolidated Results of Operations

Overview

In 2016, our revenue was RMB1,616,903 million, representing a decrease of 6.3% compared with the preceding year. Profit attributable to our owners was RMB7,857 million, representing a decrease of 77.9% compared with the preceding year. Basic and diluted earnings per share were RMB0.04, representing a decrease of RMB0.15 compared with the preceding year.

Revenue Revenue decreased by 6.3% from RMB1,725,428 million in 2015 to RMB1,616,903 million in 2016. This decrease was primarily due to the combined effects of (i) the decreasing selling prices of oil and gas products, and (ii) the changes in the sales volume of crude oil, natural gas, refined oil and other major products.

The table below sets out the external sales volume and average realized prices for major products in 2015 and 2016, respectively:

	Sales Volume (‘000 ton)			Average Realized Price (RMB/ton)
	2015	2016	Percentage of Change (%)	2015	2016	Percentage of Change (%)
Crude oil(1)	101,620	100,108	(1.5)	2,134	1,881	(11.9)
Natural gas (hundred million cubic meter, RMB/‘000 cubic meter)	1,581.10	1,832.05	15.9	1,371	1,097	(20.0)
Gasoline	60,651	62,406	2.9	5,972	5,725	(4.1)
Diesel	84,763	80,168	(5.4)	4,503	4,127	(8.3)
Kerosene	14,683	16,533	12.6	3,334	2,869	(13.9)
Heavy oil	15,635	22,952	46.8	2,439	1,892	(22.4)
Polyethylene	4,270	4,764	11.6	8,202	7,981	(2.7)
Lubricant	1,150	1,122	(2.4)	8,234	7,424	(9.8)

(1)	The sales volume of crude oil listed in the table above represents all of our external sales volume of crude oil.

Operating Expenses Operating expenses decreased by 5.5% from RMB1,646,176 million in 2015 to RMB1,556,268 million in 2016.

Purchases, Services and Other Expenses Purchases, services and other expenses decreased by 9.2% from RMB1,056,795 million in 2015 to RMB959,640 million in 2016. This decrease was primarily due to the facts that (i) our expenses for purchasing oil and gas products declined as a result of the decrease in oil and gas prices, and (ii) certain purchase costs decreased as a result of optimization of production and operations.

Employee Compensation Costs Employee compensation costs (including salaries and additional costs such as insurances, housing funds and training fees) were RMB117,662 million in 2016, representing a decrease of 0.4% from RMB118,082 million in 2015. This decrease was primarily due to the fact that we improved our efficiency-based remuneration system and implemented strict control over the total number of employees and labor costs.

Exploration Expenses Exploration expenses amounted to RMB18,576 million and RMB18,380 million in 2016 and 2015, respectively. We continued to optimize our exploration deployment and endeavored to discover quality reserves of large scales.

Depreciation, Depletion and Amortization Expenses Depreciation, depletion and amortization expenses increased by 7.5% from RMB202,875 million in 2015 to RMB218,147 million in 2016. This increase was mainly due to (i) the decrease in proved reserves as a result of low oil and gas prices, and (ii) an increase in the rate of depletion and amortization, which resulted in the increase in depletion and amortization of our oil and gas properties.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased by 4.2% from RMB71,270 million in 2015 to RMB74,255 million in 2016. This increase was primarily due to increased lease expenses as a result of the increase in land-use taxes and the increase in trade volume. We proactively implemented measures for broadening sources of income, reducing expenditure and enhancing efficiency. As a result, our non-production costs and expenses continued to decrease.

Taxes other than Income Taxes Taxes other than income taxes decreased by 7.9% from RMB205,884 million in 2015 to RMB189,608 million in 2016. This decrease was primarily due to (i) a decrease in the consumption tax by RMB9,055 million, from RMB149,323 million in 2015 to RMB140,268 million in 2016, and (ii) a decrease in the resource tax by RMB4,112 million, from RMB18,584 million in 2015 to RMB14,472 million in 2016.

Other Income, net Other net income in 2016 was RMB21,620 million, representing a decrease of RMB5,490 million, from RMB27,110 million in 2015. This decrease was primarily due to the combined effects of the following factors: (i) an investment gain of RMB22,807 million in 2015 derived from the integration of certain pipeline assets and the proceeds we received from the equity disposals of some subsidiaries; (iii) the disposal of certain equity interests in Trans-Asia Gas Pipeline Co., Ltd., with proceeds of RMB24,534 million in 2016; and (iii) the VAT refund relating to the importation of natural gas recognized decreased in 2016 as compared to the preceding year.

Profit from Operations Profit from operations in 2016 was RMB60,635 million, representing a decrease of 23.5% from RMB79,252 million in 2015.

Net Exchange Gain/(Loss) We had a net exchange gain of RMB1,257 million in 2016, while we incurred a net exchange loss of RMB632 million in 2015. This change was primarily due to the appreciation of the US dollar against Renminbi as compared to the preceding year.

Net Interest Expenses Net interest expenses decreased by 6.5% from RMB22,309 million in 2015 to RMB20,857 million in 2016, primarily due to a decrease in the average balance of interest-bearing borrowings as a result of our active measures to control debts and reduce interest.

Profit Before Income Tax Expense Profit before income tax expense decreased by 21.9% from RMB57,815 million in 2015 to RMB45,140 million in 2016.

Income Tax Expense The income tax expense in 2016 was RMB15,768 million, compared to RMB15,726 million in 2015, which was primarily due to the combined effects of (i) the decrease in taxable income as a result of the decrease in oil prices, and (ii) the increase in income tax expense as a result of the increase in profits of certain subsidiaries.

Profit for the Year As a result of the foregoing, our profit for the year decreased by 30.2% from RMB42,089 million in 2015 to RMB29,372 in 2016.

Profit Attributable to Non-controlling Interests Net profit attributable to non-controlling interests increased by RMB14,943 million from RMB6,572 million in 2015 to RMB21,515 million in 2016, primarily due to the increase in the profits of certain subsidiaries.

Profit Attributable to Owners of the Company The net profit attributable to owners of the Company decreased by 77.9% from RMB35,517 million in 2015 to RMB7,857 million in 2016.

Segment Results

Exploration and Production Segment

Revenue The realized revenue of the exploration and production segment was RMB412,484 million in 2016, representing a decrease of 13.2% from RMB475,412 million in 2015, primarily due to the combined effects of (i) the decrease in the prices of crude oil and gas, and (ii) the decrease in the sales volume of crude oil. The average realized crude oil price was US$37.99 per barrel in 2016, representing a decrease of 21.4% from US$48.35 per barrel in 2015.

Operating Expenses Operating expenses of the exploration and production segment decreased by 7.3% from RMB441,451 million in 2015 to RMB409,336 million in 2016, primarily due to the combined effects of the following factors: (i) realized proceeds derived from the disposal of certain equity interests in the Trans-Asia Pipeline; (ii) a provision made in 2015 for impairment of oil and gas properties; and (iii) an increase in depletion of oil and gas assets as a result of a decrease in proved reserves and an increase in depletion rate due to the oil price drop; and (iv) a decrease in purchase expenses for imported crude oil.

We enhanced our control over costs and expenses continuously. The oil and gas lifting cost was US$11.67 per barrel in 2016, representing a decrease of 10.1% from US$12.98 per barrel in 2015.

Profit from Operations In 2016, in our exploration and production segment, we adhered to the low-cost strategy in our domestic operations, optimized our development plans, strengthened the dynamic adjustment of output, focused on the management and control of key elements of production, continued to save energy and tap the potential synergies. In our overseas operations, we devoted our efforts to broadening sources of income, reducing expenditure, as well as enhancing efficiency by various means such as expanding sales, increasing prices and optimizing investments. In an adverse situation where the prices of crude oil and gas dropped, the exploration and production segment realized an operating profit of RMB3,148 million, representing a decrease of 90.7% from RMB33,961 million in 2015.

Refining and Chemicals Segment

Revenue Revenue of the refining and chemicals segment decreased by 9.3% from RMB642,428 million in 2015 to RMB582,510 million in 2016, primarily due to the combined effects of (i) the drop in refined and chemicals products prices such as diesel, and (ii) the changes in the sales volume as affected by the market.

Operating Expenses Operating expenses of the refining and chemicals segment decreased by 14.8% from RMB637,545 million in 2015 to RMB543,484 million in 2016, primarily due to (i) a decrease in the expenses associated with the purchase of crude oil and feedstock oil from external suppliers, and (ii) the decrease in consumption tax.

In 2016, we optimized our production and operations under the cost pressure of the upgrading of oil quality in the refining and chemicals segment and prudently reduced the processing volume of crude oil based on market condition. The cash processing cost of refineries was RMB179.93 per ton in 2016, representing an increase of RMB2.13 per ton from RMB177.80 per ton in 2015.

Profit from Operations In 2016, in our refining and chemicals segment, we emphasized the principle of market orientation and benefit, optimized the allocation of resources and the structure of products, enhanced new technology development to improve the efficiency of facilities, increased the production of highly valued-added market-favorable products, and took the initiative to increase profit. We also intensified control over costs and expenses, which led to the improvement in major economic indicators and contributed to our profit under low oil prices. In 2016, in the refining and chemicals segment, we realized operating profits of RMB39,026 million, representing an increase of RMB34,143 million, as compared with RMB4,883 million in 2015. Among this, the refining operations recorded an operating profit of RMB27,565 million, representing an increase of RMB22,875 million in profit as compared with RMB4,690 million in 2015, due to the optimization of operation and increase in gross profit. Taking the opportunity of favorable changes in the chemical market, we optimized our chemical operations by enhancing the structure of products and increasing the sales of high-profitability products. We recorded an operating profit of RMB11,461 million, representing an increase of RMB11,268 million, as compared with RMB193 million in 2015.

Marketing Segment

Revenue Revenue of the marketing segment decreased by 5.9% from RMB1,383,426 million in 2015 to RMB1,301,616 million in 2016. This decrease was primarily due to the combined effects of (i) the decrease in the sales volume and price of diesel, partially offset by the decrease in the prices and the increase in the sales volume of gasoline and kerosene; and (ii) the decrease in revenue derived from trade of oil products.

Operating Expenses Operating expenses of the marketing segment decreased by 6.7% from RMB1,383,926 million in 2015 to RMB1,290,568 million in 2016, primarily due to the decrease in the expenses in purchase of refined oil from external suppliers.

Profit from Operations In 2016, facing such adverse factors as the slow-down in domestic demand for refined products and the fierce competition in the market, we aimed to maximize the whole value of the Company and continuously improved the quality of marketing and trade and profitability. In domestic operations, we strengthened connection between production and sales and inventory management, optimized logistics and allocation of resources, intensified cost and expense control and increased the profit from non-oil businesses. In international trade, we intensified the coordination and cooperation with domestic upstream, middle-stream and downstream businesses, optimized the importation of oil and gas resources and expanded exports of products processed with importing materials. In 2016, we realized an operating profit of RMB11,048 million in our marketing segment, representing an increase of RMB11,548 million, as compared with an operating loss of RMB500 million in 2015.

Natural Gas and Pipeline Segment

Revenue Revenue of the natural gas and pipeline segment amounted to RMB247,477 million in 2016, representing a decrease of 12.2% as compared to RMB281,778 million in 2015. This decrease was primarily due to a decrease in the price of nature gas, partially offset by the increase in the revenue derived from pipeline transportation.

Operating Expenses Operating expenses of the natural gas and pipeline segment amounted to RMB229,592 million in 2016, compared with RMB230,547 million in 2015. This slight decrease was primarily due to the decrease in the expenses of purchasing natural gas.

Profit from Operations In 2016, in the natural gas and pipeline segment, we achieved an increase in sales and stability in profitability by optimizing the allocation of resources, reducing purchase costs, utilizing price leverage to adjust demand and supply and strengthening marketing efforts in high-profitability markets. We realized an operating profit of RMB17,885 million in this segment, which, after excluding the effect of the income of RMB22,807 million generated from the integration of certain pipeline assets in 2015, represented a decrease of RMB10,539 million in operating profit as compared with RMB51,231 million in 2015. In 2016, we recorded a net loss of RMB14,884 million in the natural gas and pipeline segment from sales of imported gas, representing a decrease of loss of RMB1,415 million as compared with 2015. The net loss consisted of a loss of RMB4,063 million for the sales of 34.173 billion cubic meters of natural gas imported from Central Asia, a loss of RMB7,340 million for the sales of 6.757 billion cubic meters of imported LNG, and a loss of RMB5,591 million for the sales of 4.175 billion cubic meters of natural gas imported from Myanmar.

In 2016, we generated a revenue of RMB515,848 million from our international operations, representing 31.9% of our total revenue. Profit before income tax expense amounted to RMB32,265 million, including an income of RMB24,534 million derived from disposal of certain equity interest in the Trans-Asia Pipeline. We maintained a healthy development with further improved operating ability in our international operations.

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

Revenue. Revenue decreased by 24.4% from RMB2,282,962 million in 2014 to RMB1,725,428 million in 2015. This decrease was primarily due to a combined effect of the decreasing selling prices of crude oil and refined oil, and the changes in the sales volume of crude oil, natural gas, refined oil and other major products. The table below sets out the external sales volume and average realized prices for major products in 2015 and 2014, respectively:

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

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased by 2.9% from RMB73,413 million in 2014 to RMB71,270 million in 2015. This decrease was primarily due to the fact that we proactively implemented measures for broadening sources of income, reducing expenditures, cutting costs and enhancing efficiency to strengthen control over costs and expenses.

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

In 2015, our international operations realized a revenue of RMB540,239 million, representing 31.3% of our total revenue. Loss before income tax expense amounted to RMB8,349 million, primarily due to the provision for impairment for oil and gas assets of certain overseas subsidiaries in 2015.

Our four operating segments are exploration and production, refining and chemicals, marketing as well as natural gas and pipeline. Overseas operations do not constitute a separate operating segment. The financial data of overseas operations are included in the financial data of the respective operating segment mentioned above.

Liquidity and Capital Resources

Our primary sources of funding include cash generated by operating activities and short-term and long-term borrowings. Our primary uses of funds were for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distributions of dividends to shareholders. Our payments to CNPC are limited to dividends and payments for services provided to us by CNPC. For the year ended December 31, 2016, we distributed as dividends 45% of our reported income for the year attributable to our shareholders and additional interim and final special dividends in return to our shareholders. See “Item 8 — Financial Information — Dividend Policy” for a discussion of factors which may affect the determination by our board of directors of the appropriate level of dividends.

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

We plan to fund the capital and related expenditures described in this annual report principally through cash from operating activities, short-term and long-term borrowings and cash and cash equivalents. Net cash flows from operating activities in the year ended December 31, 2016 was RMB265,179 million. As of December 31, 2016, we had cash and cash equivalents of RMB97,931 million. While each of the projects described in this annual report for which significant capital expenditures will be required is important to our future development, we do not believe that failure to implement any one of these projects would have a material adverse effect on our financial condition or results of operations. If the price of crude oil continues to decline sharply in the future, it is likely that we would delay or reduce the scale of the capital expenditures for our exploration and production segment.

We currently do not have any outstanding options, warrants or other rights for any person to require us to issue any common stock at a price below its market value. We do not currently intend to issue any such rights or to otherwise issue any common stock for a price below its market value.

In addition, as of December 31, 2016, we did not have any transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect the liquidity or availability of or requirements for our capital resources.

The table below sets forth our cash flows for each of the years ended December 31, 2014, 2015 and 2016 and our cash equivalents at the end of each year.

	Year Ended December 31,
	2014	2015	2016
	(RMB in millions)
Net cash flows from operating activities	356,477	261,312	265,179
Net cash flows used for investing activities	(290,838)	(215,879)	(175,887)
Net cash flows used for financing activities	(44,312)	(45,439)	(67,007)
Currency translation difference	1,044	(999)	2,873
Cash and cash equivalents at year end	73,778	72,773	97,931

Our cash and cash equivalents increased by 34.6% from RMB72,773 million as of December 31, 2015 to RMB97,931 million as of December 31, 2016.

Net Cash Flows from Operating Activities

Our net cash flows from operating activities amounted to RMB265,179 million for the year ended December 31, 2016, representing an increase of 1.5% from RMB261,312 million for the year ended December 31, 2015. This was mainly due to a combined effect of a decrease in profit and the decrease in tax expenses during the reporting period. As of December 31, 2016, we had cash and cash equivalents of RMB97,931 million. Our cash and cash equivalents were mainly denominated in US Dollars (approximately 52.6% were denominated in US Dollars, approximately 44.3% were denominated in Renminbi, approximately 1.7% were denominated in HK Dollars and approximately 1.4% were denominated in other currencies).

Our net cash flows from operating activities amounted to RMB261,312 million for the year ended December 31, 2015, representing a decrease of 26.7% from RMB356,477 million for the year ended December 31, 2014. This was mainly due to a combined effect of a decrease in profit and the change of working capital during the reporting period. As of December 31, 2015, we had cash and cash equivalents of RMB72,773 million. Our cash and cash equivalents were mainly denominated in Renminbi (approximately 52.9% were denominated in Renminbi, approximately 43.3% were denominated in US Dollars, approximately 2.2% were denominated in HK Dollars and approximately 1.6% were denominated in other currencies).

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

Net Cash Flows Used for Investing Activities

Our net cash flows used for investing activities in 2016 amounted to RMB175,887 million, representing a decrease of 18.5% from RMB215,879 million in 2015. The decrease was primarily due to a combined effect of the adjustment of our investment plans based on the oil price trend and market change, a decrease in capital expenditures during the current reporting period and payment of considerations for integration of certain pipelines assets in 2015.

Our net cash flows used for investing activities in 2015 amounted to RMB215,879 million, representing a decrease of 25.8% from RMB290,838 million in 2014. The decrease was primarily due to a combined effect of the adjustment of our investment plans based on the oil price trend and market change, a decrease in capital expenditures during the reporting period and payment of considerations for integration of certain pipelines assets.

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

Net Cash Flows Used for Financing Activities

Our net cash flows used for financing activities in 2016 was RMB67,007 million, representing an increase of 47.5% from RMB45,439 million in 2015. This was primarily due to a combined effect of (i) our efforts in optimizing financial arrangement and debt structure, and strengthening the management of our interest-bearing borrowings, (ii) the decrease in financing cost, (iii) the decrease in long-term borrowings in 2016, and (iv) the increase in balance of short-term borrowings as of December 31, 2016.

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

Our net borrowings as of December 31, 2014, 2015 and 2016 were as follows:

	As of December 31,
	2014	2015	2016
	(RMB in millions)
Short-term borrowings (including current portion of long-term borrowings)	169,128	106,226	143,384
Long-term borrowings	370,301	434,475	372,887

Total borrowings	539,429	540,701	516,271

Less:
Cash and cash equivalents	73,778	72,773	97,931

Net borrowings	465,651	467,928	418,340

Our total borrowings as of December 31, 2016 consisted of approximately 54.8% of fixed-rate loans and approximately 45.2% of floating-rate loans. Of our borrowings as of December 31, 2016, approximately 72.1% were denominated in Renminbi, approximately 26.5% were denominated in US Dollars and approximately 1.4% were denominated in other currencies.

Our total borrowings as of December 31, 2015 consisted of approximately 66.3% of fixed-rate loans and approximately 33.7% of floating-rate loans. Of our borrowings as of December 31, 2015, approximately 76.4% were denominated in Renminbi, approximately 22.2% were denominated in US Dollars and approximately 1.4% were denominated in other currencies.

Our total borrowings as of December 31, 2014 consisted of approximately 63.2% fixed-rate loans and approximately 36.8% floating-rate loans. Of our borrowing as of December 31, 2014, approximately 74.6% were denominated in Renminbi, approximately 24.8% were denominated in US Dollars and approximately 0.6% were denominated in other currencies.

Our debt to capital ratio (calculated by dividing interest-bearing debts by the aggregate of interest-bearing debts and shareholder’s equity) as of December 31, 2014, 2015 and 2016 was 29.0%, 28.7% and 27.3%.

As of December 31, 2016, the outstanding amount of our debts secured by CNPC and its subsidiaries and other third parties was RMB65,692 million.

Capital Expenditures and Investments

In 2016, we focused on the principles of quality and profitability for capital expenditures, continued to optimize our investment structure, controlled our overall capital expenditures, while continued to increase the investment in upstream oil and gas projects in order to enhance our sustainable development capability. In 2016, our capital expenditures were RMB172,386 million, representing a decrease of 14.8% from RMB202,238 million in 2015.

The table below sets forth our capital expenditures and investments by business segment for each of the years ended December 31, 2014, 2015 and 2016 as well as those anticipated for the year ending December 31, 2017. Actual capital expenditures and investments for periods after January 1, 2017 may differ from the amounts indicated below.

	2014		2015		2016		2017 Anticipated
	(RMB in millions)%		(RMB in millions)%		(RMB in millions)%		(RMB in millions)%
Exploration and production(1)	221,479	75.92	157,822	78.04	130,248	75.56	143,600	75.07
Refining and chemicals	30,965	10.61	15,725	7.78	12,847	7.45	13,600	7.11
Marketing	5,616	1.93	7,061	3.49	7,983	4.63	10,800	5.65
Natural gas and pipeline	32,919	11.28	20,360	10.07	20,340	11.80	22,200	11.60
Headquarters and others	750	0.26	1,270	0.62	968	0.56	1,100	0.57

Total	291,729	100.00	202,238	100.00	172,386	100.00	191,300	100.00

(1)

If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the exploration and production segment in 2014, 2015, 2016 and the estimates for the same in 2017 would be RMB231,480 million, RMB166,594 million, RMB139,135 million and RMB153,100 million, respectively.

As of December 31, 2016, the capital commitments contracted but not provided for were approximately RMB59,664 million.

Exploration and Production

A majority of our capital expenditures and investments relate to our exploration and production segment. For each of the three years ended December 31, 2014, 2015 and 2016, capital expenditures in relation to the exploration and production segment amounted to RMB221,479 million, RMB157,822 million and RMB130,248 million, respectively. In 2016, our capital expenditures were primarily used for the exploration projects in our 16 domestic oil and gas fields, construction of production facilities in our oil and gas fields, and the exploration and development projects in our five major overseas oil and gas cooperation regions.

We anticipate that the capital expenditures for our exploration and production segment for 2017 would amount to RMB143,600 million. Domestic exploration activities will be focused on the key basins such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin. Domestic development activities will be focused on maintaining a stable production of crude oil and growth in the output of natural gas by developing oil and gas fields in Daqing, Changqing, Liaohe, Xinjiang, Tarim and the Southwest region and continue to develop unconventional resources such as coalbed methane and shale gas. Overseas operations will be aimed at continued cooperation with our current partners in oil and gas exploration and development projects in the Middle East, Central Asia, the Americas and the Asia-Pacific regions to ensure an effective growth of our reserves and production.

Refining and Chemicals

Our capital expenditures for our refining and chemicals segment for each of the years ended December 31, 2014, 2015 and 2016 were RMB30,965 million, RMB15,725 million and RMB12,847 million, respectively. In 2016, our capital expenditures were mainly spent on the construction of large-scale refining and chemicals facilities, including the Yunnan petrochemical project and other oil product quality upgrading projects.

We anticipate that capital expenditures for the refining and chemicals segment in 2017 would amount to RMB13,600 million, which are expected to be used primarily for construction of large-scale refining and chemical projects, such as the Yunnan petrochemical project, the optimization project of the Liaoyang petrochemical refinery, the quality, safety and environmental upgrading project of the Huabei petrochemical refinery, and other refined oil quality upgrading projects.

Marketing

Our capital expenditures for our marketing segment for each of the years ended December 31, 2014, 2015 and 2016 were RMB5,616 million, RMB7,061 million and RMB7,983 million, respectively. Our capital expenditures for the marketing segment in 2016 were mainly used for the construction of service stations, storage facilities and other facilities for our sales network.

We anticipate that capital expenditures for our marketing segment for the year of 2017 will amount to RMB10,800 million, which are expected to be used primarily for the construction and expansion of high-efficiency sales networks in China as well as the construction of oil and gas operating centers abroad.

Natural Gas and Pipeline

Our capital expenditures for the natural gas and pipeline segment for each of the three years ended December 31, 2014, 2015 and 2016 were RMB32,919 million, RMB20,360 million and RMB20,340 million, respectively. Our capital expenditures for the natural gas and pipeline segment in 2016 were mainly used for construction projects including the Third West-East Gas Pipeline and the Jinzhou-Zhengzhou Refined Oil Pipeline.

We anticipate that our capital expenditures for the natural gas and pipeline segment in 2017 will amount to approximately RMB22,200 million, which are expected to be used primarily for the construction of key oil and gas transmission projects such as the Fourth Shaanxi-Beijing Gas Pipeline, the East section of Sino-Russia Natural Gas Pipeline, and the second Sino-Russia Crude Oil Pipeline, as well as the construction of natural gas branch lines and sales terminals.

Headquarters and Others

Our non-segment-specific capital expenditures and investments for each of the years ended December 31, 2014, 2015 and 2016 were RMB750 million, RMB1,270 million and RMB968 million, respectively, which were primarily used for research activities and development of the IT system.

Our anticipated capital expenditures for the headquarters and others for 2017 amount to RMB1,100 million. These planned capital expenditures and investments mainly include capital expenditures for scientific research activities and the construction of the IT system.

Off-Balance Sheet Arrangements

As of December 31, 2016, there were no off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

The tables below set forth our long-term contractual obligations outstanding as of December 31, 2016.

	Payment Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(RMB in millions)
Long-term debt	444,302	71,415	152,183	127,621	93,083
Capital lease obligations	2,048	258	493	233	1,064
Operating leases	189,826	10,108	16,506	14,251	148,961
Capital commitments	59,664	20,822	38,693	114	35
Other long-term obligations	—	—	—	—	—
Debt-related interest	61,334	15,593	20,575	11,370	13,796

Total	757,174	118,196	228,450	153,589	256,939

We are obligated to make annual payment with respect to our exploration and production licenses to the Ministry of Land and Resources. The table below sets forth the estimated amount of the annual payments in the next five years:

Year	Annual Payment
(RMB in millions)
2017	800
2018	800
2019	800
2020	800
2021	800

Assets Retirement Obligation

A number of provinces and regions in which our oil and gas exploration and production activities are located have promulgated environmental protection regulations, which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. We have established standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of these provincial and regional regulations. As of December 31, 2016, the balance of assets retirement obligation was RMB125,392 million.

Research and Development

We have a research and development management department, directly under which there are three research institutions. Except for our branch companies which are engaged in marketing activities, each of our branch companies has its own research and development management department. Most of our branch companies have their own research institutions. Our research and development management departments are mainly responsible for managing and coordinating the research and development activities conducted by each of the research institutions. As of December 31, 2016, we had 40,262 employees in our research and development departments and institutions.

In each of the years ended December 31, 2014, 2015 and 2016, our total expenditures for research and development were approximately RMB19,807 million, RMB19,300 million and RMB17,565 million, respectively.

Exploration and Production

Most of China’s major oil and gas fields are characterized by a broad range of geological conditions, and a majority of China’s oil and gas fields are in continental sedimentary basins with complex structures. Our research and development efforts with respect to our exploration and production business focus on:

•	theories and technologies of crude oil and natural gas exploration;

•	oil and gas development theories and technologies;

•	engineering technologies and equipment;

•	theories and technologies for oil and gas storage and transportation; and

•	technologies for security, energy conservation and environment protection.

Refining and Chemicals

Currently, our research and development efforts in the refining and chemicals segment are focusing on the following areas:

•	technologies for clean refined oil products;

•	technologies for unqualified heavy oil processing;

•	refining-chemical integration technologies;

•	technologies for production of olefin aromatics;

•	technologies for new products of synthetic resin and synthetic rubber;

•	new catalyst and catalytic materials; and

•	technologies for safety, energy saving and environment protection.

Trend Information

In 2017, the global economy is expected to continue to recover moderately. As the global oil market gradually tends to reach a balance, the international oil price is likely to rebound although still subject to great uncertainty. China’s economy is expected to keep growing in a moderately stable manner. The consumption demand for oil and gas in China remains a growth momentum as a whole. Profound changes have taken place in the oil and gas market. Growth drivers are generated from the expedient implementation of such major strategies as the “Belt and Road” initiative, reforms in energy pricing and the reorganization in the oil and gas industry. All these will pose opportunities for us to optimize production, develop market and create a good environment for our long-term business development. We will continue to adhere to our guidelines of steady development and endeavor to implement our four major strategies with respect to resources, markets, globalization and innovation. We will continue to focus on the development of oil and gas business and further optimize our business deployment and asset structure so as to improve operation efficiency and profitability of our oil and gas business chains. We will vigorously broaden our sources of income, reduce expenditures and improve efficiency in an effort to maintain a steady and positive improvement of our production and operations, and continuously improve our market competitiveness.

With respect to the exploration and production segment, we will continue to prioritize the resource-oriented strategy and make efforts to increase reserves and maintain stable production. With respect to oil and gas exploration, we will focus on major basins, key blocks and areas, make efforts to raise the exploration investment efficiency, confirm large-scale high-quality reserves, and thus solidify our resource base. With respect to oil and gas production, we will optimize our plan and organization of production and operations, cut down resource acquisition costs, and continue to enhance the cost-effectiveness of our production. We will further the development of the unconventional oil and gas business such as coalbed methane and shale gas, in an orderly manner and continue to maintain the stability of production and profit. In 2017, we expect that our crude oil output would reach 879.0 million barrels and gas output would reach 3,276.2 Bcf, equivalent to 1,425.2 million barrels in total.

With respect to the refining and chemicals segment, we will orchestrate our activities to achieve a consistency between profitability, market condition and resources. To that end, we will make arrangements for processing load, effectively optimize the structuring of raw materials, facility operation and product mix, reasonably reduce the diesel-gasoline ratio, and increase the output of products with high profitability and high added-value. We will pay close attention to the chemical product market trend, promote integration of production, marketing, research and application, and enhance market cultivation and development so as to increase sales and boost profit. We will implement the construction of key projects in a well-paced and orderly way, improve oil product quality upgrade, and continuously improve our sustainable development capability and profitability. In 2017, we expect our crude oil processing output to be 1,016.7 million barrels.

With respect to the marketing segment, we will focus on market conditions, strengthen the interaction between production and marketing, and enhance overall profitability. We will deepen the integrated marketing of refined oil, fuel cards, non-oil business, lubricating oil and natural gas, emphasize high-profitability and high-end markets, promote the use of fuel cards, stimulate the non-oil business development by developing value-added services based on convenient stores, increase revenue and profit from such high-added-value products as lubricating oil, and develop natural gas filling terminals in an orderly manner. We will accelerate the construction of our sales networks in a multi-channel and diversified manner, promote quality upgrade of service stations, realize targeted sales through improvement in our information technology, and continuously enhance our profitability and market competitiveness.

With respect to the natural gas and pipeline segment, we will devote efforts to creating a strategic and value-oriented natural gas business chain, continue to optimize the pipeline operation management, carry out integrated operations of production, import, storage, transportation and marketing links, effectively develop the business of consignment storage and sale, and develop a pipeline network system featuring effective operations, flexible scheduling and constant safety. We will optimize our resource structure and customer structure, develop customer-oriented and flexible marketing strategies and commercialization modes, make advance preparation for the development of markets along the newly-built pipelines, and reinforce the interaction between resources and market. We will continue to implement the construction of key pipelines, make more efforts to the construction of gas transmission branch pipelines and terminal facilities, and actively participate in the online trading via Shanghai Oil and Gas Exchange as a way to further diversification of natural gas trading modes.

With respect to the international operations, we will continue to improve the strategic deployment of the five major overseas oil and gas cooperation zones, the four major strategic oil and gas channels and the three major oil and gas operation hubs by further integrating their resources and adjusting their structures and increasing their scale, strength and profit contribution. We will streamline our selection of cooperation projects, innovate assets and capital operation modes, maintain our efforts to exploration and development of existing key projects and high-profitability projects, and endeavor to increase reserves, output and profit. We will leverage the synergy and coordination between international trading and production, make overall arrangements for import and export activities as well as domestic and foreign resources, optimize the trading structure and networking deployment, and improve the business operation expertise and profit creation capability.

Other than as disclosed above and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the periods covered in this annual report that are reasonably likely to have a material adverse effect on our net revenue, profit, liquidity or capital resources, or that would cause the disclosed financial information to be misleading.

Other Information

Inflation

Inflation or deflation did not have a significant impact on our results of operations for the year ended December 31, 2016.

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

Item 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors, Senior Management and Supervisors

As of the date of this report, our board of directors consisted of 13 directors, four of whom were independent non-executive directors. Directors are elected at shareholder meetings for three-year term. The directors may be re-elected and re-appointed upon the expiration of his/her term of office. The functions and duties conferred on the board of directors include:

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

Nine of the directors are affiliated with CNPC or its subsidiaries.

The PRC Company Law requires a joint stock company with limited liability to establish a supervisory board. This requirement is reflected in our articles of association. The supervisory board is responsible for monitoring our financial matters and overseeing the corporate actions of our board of directors and our senior management personnel. At the end of this reporting period, the supervisory board consisted of nine supervisors, five of whom were elected, and may be removed, by the shareholders in a general meeting, and four of whom are employees representatives who were elected by our staff, and may be removed, by our staff. Five of our supervisors are affiliated with CNPC. The term of office of our supervisors is three years. The supervisors may be re-elected and re-appointed upon the expiration of his/her term of office. An elected supervisor cannot concurrently hold the position of a director, manager or financial controller.

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

The following table sets forth certain information concerning our directors, supervisors and executive officers as of the date of this report:

Name(1)	Age	Position	Time of Election(2)
Wang Yilin	60	Chairman of the Board of Directors	June 2015
Zhang Jianhua	52	Vice-Chairman and Non-executive Director	October 2016
Wang Dongjin	54	Vice-Chairman, Executive Director and President	May 2011
Xu Wenrong	55	Non-executive Director	May 2016
Yu Baocai	51	Non-executive Director	May 2011
Shen Diancheng	57	Non-executive Director	May 2014
Liu Yuezhen	55	Non-executive Director	May 2014
Liu Hongbin	53	Non-executive Director	May 2014
Zhao Zhengzhang	60	Executive Director and Vice President	June 2015
Chen Zhiwu	54	Independent Non-executive Director	May 2011
Richard H. Matzke	79	Independent Non-executive Director	May 2014
Lin Boqiang	59	Independent Non-executive Director	May 2014
Zhang Biyi	63	Independent Non-executive Director	October 2014
Guo Jinping	59	Chairman of the Board of Supervisors
Zhang Fengshan	54	Supervisor
Li Qingyi	56	Supervisor
Jia Yimin	56	Supervisor
Jiang Lifu	53	Supervisor
Yang Hua	53	Supervisor appointed by employees’ representatives
Li Jiamin	53	Supervisor appointed by employees’ representatives
Li Wendong	52	Supervisor appointed by employees’ representatives
Liu Xianhua	53	Supervisor appointed by employees’ representatives
Sun Longde	54	Vice President
Huang Weihe	59	Vice President
Xu Fugui	59	Vice President
Lin Aiguo	58	Chief Engineer
Wang Lihua	60	Vice President
Wu Enlai	56	Secretary to the Board of Directors
Lv Gongxun	59	Vice President
Tian Jinghui	54	Vice President
Chai Shouping	55	Chief Financial Officer

(1)	The following changes have taken place to our board and senior management since our last annual report:

In May 2016, Mr. Xu Wenrong was appointed a director of our company;

In October 2016, Mr. Zhang Jianhua was appointed a director and the vice chairman of the board of directors of our company;

In October 2016, Mr. Liu Hongbin resigned from the position of vice president and became a non-executive director;

In May 2016, Mr. Yao Wei resigned from the position of a supervisor appointed by the employees’ representatives due to age;

In May 2016, Mr. Liu Hehe resigned from the position of a supervisor appointed by the employees’ representatives due to change of work;

In May 2016, Mr. Li Wendong and Mr. Liu Xianhua were elected supervisors by the employee representatives of our company;

In December 2016, Mr. Zhao Dong resigned from the position of chief financial officer due to change of work;

In January 2017, Mr. Chai Shouping was appointed chief financial officer of our company.

(2)	For directors only.

Directors

Wang, Yilin, age 60, is the chairman of our board of directors and the chairman of CNPC. Mr. Wang is a professor-level senior engineer and holds a doctorate degree. He has nearly 35 years of working experience in China’s oil and gas industry. Mr. Wang was appointed the deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau in June 1996, and the general manager of our Xinjiang Oilfield Company in September 1999. He served as the assistant general manager of CNPC since July 2003. Mr. Wang was appointed a deputy general manager of CNPC in December 2003. From July 2004, he worked concurrently as the chief safety officer of CNPC. He was a director of our company from November 2005 to April 2011. From April 2011, Mr. Wang was the chairman of CNOOC and CNOOC Limited.    He was appointed chairman of CNPC in April 2015 and chairman of the board of directors of our company in June 2015.

Zhang, Jianhua, age 52, is the vice chairman of our board of directors and a director and the general manager of CNPC. Mr. Zhang is a professor-level senior engineer and holds a doctorate degree. He has over 30 years of work experience in China’s petroleum and chemical industry. He was appointed a deputy manager of Shanghai Gaoqiao Petrochemical Company of Sinopec Group in April 1999, a deputy manager of Sinopec Shanghai Gaoqiao Company in February 2000, and the general manager of Sinopec Shanghai Gaoqiao Company in September 2000. He was appointed a vice president of China Petroleum & Chemical Corporation, or Sinopec Corp., in April 2003, and concurrently served as the general director of the Production and Operation Management Department of Sinopec Corp. from November 2003. He was appointed a senior vice president of Sinopec Corp in March 2005. He was appointed a director of the board of directors of Sinopec Corp in May 2006, and concurrently served as the chairman of the board of Sinopec (Hong Kong) Limited from June 2007, and concurrently served as the chairman of the board of directors of Sinopec Engineering (Group) Co., Ltd. from October 2014. He was appointed a director of the board and the general manager of CNPC in July 2016. In October 2016, Mr. Zhang was appointed a director and the vice chairman of our company.

Wang, Dongjin, age 54, is the vice-chairman of the board of directors and president of our company and the deputy general manager of CNPC. Mr. Wang is a professor-level senior engineer, holds a doctorate degree and has over 30 years of work experience in China’s oil and gas industry. In July 1995, he was appointed deputy director of the Jiangsu Oil Exploration Bureau, and in December 1997, he was appointed deputy general manager of China National Oil & Gas Exploration and Development Corporation. From December 2000, Mr. Wang was concurrently the general manager of CNPC International (Kazakhstan) Ltd. and Aktobe Oil and Gas Co., Ltd. In October 2002, Mr. Wang was appointed general manager of China National Oil and Gas Exploration and Development Corporation, and in January 2004, he became the assistant to the general manager of CNPC and deputy chairman and general manager of China National Oil & Gas Exploration and Development Corporation. In September 2008, he was appointed deputy general manager of CNPC. He was elected director of our company in May 2011, and in July 2013, he was appointed the president of our company. In May 2014, he was appointed vice-chairman of our board of directors.

Xu, Wenrong, age 55, is a non-executive director of our board of directors and a deputy general manager of CNPC. Mr. Xu is a professor-level senior engineer and holds a doctorate degree. Mr. Xu has nearly 30 years of work experience in China’s oil and gas industry. Mr. Xu served as a deputy director of Bureau of Geophysical Prospecting of CNPC from November 1997, the director of Bureau of Geophysical Prospecting of CNPC from December 1999, and the vice chairman and general manager of BGP Inc., from December 2002. He was appointed an assistant president of CNPC in January 2004, and from September 2005 Mr. Xu concurrently served as the director general of development and research department of CNPC, and the chairman of CNPC Services & Engineering Ltd from July 2006. He served as a director of the board, the chief of discipline & inspection group and the chairman of the labor union of China Shipping (Group) Company, and the president of China Shipping Management Cadre College from June 2011. He was appointed a deputy general manager and the chief of discipline & inspection group of China Shipping (Group) Company in February 2014, and the chief of discipline & inspection group of China Shipping (Group) Company in July 2015. He has been served as a deputy general manager of CNPC since January 2016. Mr. Xu was appointed a non-executive director of our board of directors in May 2016.

Yu, Baocai, age 51, is a director of our company and deputy general manager of CNPC. Mr. Yu is a senior engineer, holds a master’s degree and has nearly 30 years of work experience in China’s oil and petrochemical industry. He was appointed deputy general manager of PetroChina Daqing Petrochemical Company in September 1999 and was promoted to general manager in December 2001. In September 2003, Mr. Yu was appointed general manager of PetroChina Lanzhou Petrochemical Company, and in September 2008, he was appointed the deputy general manager of CNPC. Mr. Yu was elected a representative of the 10th National People’s Congress of PRC in February 2003 and a representative of the 11th National People’s Congress of PRC in February 2008. In May 2011, Mr. Yu was elected as a director of our company.

Shen, Diancheng, age 57, is a director of our company and a deputy general manager and safety director of CNPC. Mr. Shen is a professor-level senior engineer, holds a doctorate degree, and has over 30 years of work experience in China’s oil and petrochemical industry. Mr. Shen was appointed standing deputy general manager of Daqing Refining & Chemical Company in October 2000, general manager of Liaoyang Petrochemical Company in April 2002 and general manager of Jilin Petrochemical Company in November 2005. In June 2007, he was appointed vice president of our company, concurrently serving as general manager of PetroChina Refining & Marketing Company. Mr. Shen served as general manager of PetroChina Refining & Chemical Company from November 2007, and he was appointed deputy general manager of CNPC in April 2011. Mr. Shen serves as safety director of CNPC since February 2012. Mr. Shen was elected director of our company in May 2014.

Liu, Yuezhen, age 55, is a director of our company and the chief accountant of CNPC. Mr. Liu is a researcher-level senior accountant, holds a master’s degree and has over 35 years of work experience in the financial and accounting industries. He served as deputy general manager and chief accountant of AVIC Jianghan Aviation Life-saving Appliance Corporation since March 1996. In February 2000, he was promoted to general manager of Jianghan Aviation Life-saving Appliance Corporation and concurrently served as director of 610 Research Institute. Mr. Liu served as chairman of the board and general manager of AVIC Beijing Qingyun Aviation Instruments Co., Ltd., since May 2003 and as chief accountant of CASIC (Group) Company since November 2006. He has served as the chief accountant of CNPC since December 2013. He was elected a director of our board of directors in May 2014.

Liu, Hongbin, age 53, is a director of our company and deputy general manager of CNPC. Mr. Liu is a senior engineer, holds a bachelor’s degree and has nearly 35 years of work experience in China’s oil and gas industry. He was appointed chief engineer of Tuha Petroleum Exploration & Development Headquarters in June 1995, deputy general manager of PetroChina Tuha Oilfield Company in July 1999, commander of Tuha

Petroleum Exploration & Development Headquarters in July 2000, the general manager of the planning department of our company in March 2002 and director of the planning department of CNPC in September 2005. Mr. Liu was appointed vice president of our company in June 2007 and general manager of PetroChina Marketing Company in November 2007. In July 2013, he was appointed deputy general manager of CNPC. Mr. Liu was appointed executive director and general manager of Daqing Oilfield Company Ltd. in August 2013, and he was elected to our board of directors in May 2014.

Zhao, Zhengzhang, age 60, is an executive director and vice president of our company, the general manager of our Exploration and Production Company and a deputy general manager of CNPC. Mr. Zhao is a professor-level senior engineer, holds a master’s degree and has nearly 30 years of work experience in China’s oil and gas industry. He was appointed deputy director of the New Zone Exploration Department of CNPC in June 1996, and in November 1996, deputy director of the Exploration Bureau of CNPC and director of the New Zone Exploration Department. In October 1998, Mr. Zhao was appointed deputy director of the CNPC Exploration and Production Company. Mr. Zhao was appointed a member of the Preparatory Group of CNPC Exploration and Production Company in September 1999 and deputy general manager of CNPC Exploration and Production Company in December 1999. He was appointed senior executive and deputy general manager of CNPC Exploration and Production Company in January 2005 and general manager of CNPC Exploration and Production Company in January 2006. In May 2008, he was appointed vice president of our company and general manager of our Exploration and Production Company. In August 2013, Mr. Zhao was appointed general manager of Changqing Oilfield Company and director of the Changqing Petroleum Exploration Bureau. He has also served as deputy general manager of CNPC since July 2014. In June 2015, Mr. Zhao Zhengzhang was appointed an executive director of our company.

Independent Non-executive Directors

Chen, Zhiwu, age 54, is an independent non-executive director of our company. Mr. Chen is a tenured professor of financial economics at Yale University School of Management and a distinguished professor of the Chang Jiang Scholar Program at Tsinghua University School of Humanities and Social Sciences. He received a bachelor’s degree in science from Central South University of Technology in China (now named Central South University), a master’s degree in engineering from National University of Defense Technology in China and a doctorate degree in finance from Yale University. Starting his teaching career in June 1990, Mr. Chen taught at University of Wisconsin, Madison. Since July 1995, he worked at Ohio State University, where he was promoted to associate professor of finance in 1997. Since July 1999, he has been a tenured professor of finance at Yale University School of Management. Mr. Chen was elected as an independent non-executive director of our company in May 2011.

Richard H. Matzke, age 79, is an independent non-executive director of our company. He is concurrently a member of the human resources and compensation committee to the board of directors of OAO Lukoil and a director on the board of PHI Inc. in the United States. Mr. Matzke has a bachelor’s degree from Iowa State University, a master’s degree in geology from Pennsylvania State University and a master’s degree in business administration from St. Mary’s College. Since 1961, he worked in the exploration, planning, economic analysis and research departments of Chevron Oil Company. Mr. Matzke was elected vice president of Chevron Chemical Company in 1979, director of Caltex Pacific Indonesia in 1982, president of Chevron Canada Resources Ltd. in 1986, president of Chevron Overseas Petroleum Inc. and he was also elected to the board of directors of Chevron Chemical Company in 1997. Since his retirement from the board of directors of Chevron Oil Company in 2002, Mr. Matzke has been served a director and chairman of the Strategy and Investment Committee of Lukoil, chairman of the US-Kazakhstan Business Association, chairman of the US-Azerbaijan Business Association, member of the Council on Foreign Relations and US-Russia Business Council, board member of the National Committee on US-China Relations, board member of the African-America Institute, member of the Advisory Board of the Center for Strategic and International Studies and counsel for the US International Commerce Chamber. Mr. Matzke was elected as an independent non-executive director of our company in May 2014.

Lin, Boqiang, age 59, is an independent non-executive director of our company. Mr. Lin holds a doctorate degree in economics from the University of California. He was a senior energy economist at the Asian Development Bank, and he currently serves as a vice principal of New Huadu Business School, director of Research Institute for China’s Energy Policy at Xiamen University, director of 2011 Collaborative Innovation Centre for Energy Economics and Energy Policy and director of China Centre for Energy Economics Research. He is a doctoral tutor at Xiamen University. He was awarded a “Changjiang Scholar” distinguished professor by the Ministry of Education in 2008. Mr. Lin is vice-chairman of China Energy Society, a member of the National Energy Consultation Committee under the National Energy Commission, member of the Energy Price Consultation Committee under the National Development and Reform Commission, member of the Energy Advisory Council and vice-chairman of the Global Agenda Council on Energy Security of the World Economic Forum based in Davos, Switzerland. Mr. Lin was elected as an independent non-executive director of our company in May 2014.

Zhang, Biyi, age 63, is an independent non-executive director of our company. Mr. Zhang is a senior accountant and holds a bachelor’s degree in finance and banking from Xiamen University. He served as head of the Enterprise Division, assistant to the director, and deputy director of the Finance Bureau at China Ship Industry Corporation. In July 1999, Mr. Zhang was appointed deputy general manager of China Shipbuilding Industry Corporation, and he served as deputy general manager and chief accountant of China Shipbuilding Industry Corporation from December 2004 to February 2014. From March 2008 to January 2010, he also served concurrently as the general manager of China Shipbuilding Industry Company Ltd. Mr. Zhang was elected an independent non-executive director of our company in October 2014.

Supervisors

Guo, Jinping, age 59, is the chairman of our board of supervisors, general manager of our Legal Department, the assistant to the general manager of CNPC and general counsel and director of the Legal Department of CNPC. Mr. Guo is a professor-level senior economist, holds an executive post-graduate qualification and has over 30 years of work experience in China’s oil and gas industry. In November 1996, he was appointed chief economist of the Bureau of Policy and Regulations of CNPC, and in October 1998, deputy director of the Development and Research Department of CNPC. Mr. Guo was appointed general manager of our Legal Department in September 1999 and director of the Legal Department of CNPC in September 2005. In November 2007, he was appointed the general counsel of CNPC. Mr. Guo was elected as a supervisor of our company in May 2011, and he’s also been serving as the assistant to the general manager of CNPC since April 2014. In May 2014, Mr. Guo was appointed chairman of our board of supervisors.

Zhang, Fengshan, age 54, is a supervisor and the chief safety officer of our company and the general manager of our Quality, Security and Environmental Protection Department. In addition, he is the vice chief safety officer of CNPC, the general manager of Quality, Security and Environmental Protection Department of CNPC and the director of the Security, Environmental Protection Supervision Center of CNPC. Mr. Zhang is a professor-level senior engineer, holds a master’s degree and has over 35 years of experience in China’s oil and gas industry. He was appointed deputy director of Liaohe Oil Exploration Bureau in July 2000, safety director of Liaohe Oil Exploration Bureau in May 2002, director of Liaohe Petroleum Exploration Bureau in August 2004 and in February 2008, general manager of Great Wall Drilling and Exploration Company Ltd., where he also served as executive director since July 2008. Mr. Zhang has been the general manager of the Security, Environment, and Energy Conservation Department of our company and of CNPC since June 2012. He was elected to our board of supervisors in May 2014. In July 2014, Mr. Zhang was appointed the chief safety officer of our company and the vice chief safety officer of CNPC. In December 2015, Mr. Zhang was appointed the director of the Security, Environmental Protection Supervision Center of CNPC. In December 2016, Mr. Zhang was appointed the general manager of our Quality, Security and Environmental Protection Department and the general manger of the Quality, Security and Environmental Protection Department of CNPC.

Li, Qingyi, age 56, is a supervisor and general manager of the Audit Department of our company. He is also the general manager of the Audit Department and director of the Auditing Services Centre of CNPC. Mr. Li is a

professor-level senior accountant, holds a master’s degree in economics and has nearly 35 years of work experience in China’s oil and gas industry. Mr. Li was appointed chief accountant of Jinxi Oil Refinery in June 1999, deputy general manager and chief accountant of Jinxi Petrochemical in October 1999, director of the Capital Operation Department of CNPC in November 2000, general manager of Equipment & Supplies (Group) Company in April 2007 and general manager of CNPC Equipment Manufacturing Branch Company in December 2007. He was appointed director of CNPC Auditing Services Centre in September 2010 and appointed deputy general manager of our Audit Department and the director of the CNPC Auditing Services Centre in August 2011. In September 2012, Mr. Li was promoted to general manager of our Audit Department, the general manager of the Audit Department of CNPC and the director of CNPC Auditing Services Centre. In May 2013, Mr. Li was elected a supervisor of our company.

Jia, Yimin, age 56, is a supervisor and general manager of the Capital Operation Department of our company. He is also serving as general manager of the Capital Operation Department of CNPC. Mr. Jia is a professor-level senior accountant, holds a master’s degree, and has over 35 years of work experience in China’s oil and gas industry. He was appointed the deputy general manager of the Finance Department of our company in February 2000, director of the Budget Planning Offices of our company and of CNPC in July 2007 and general manager of the Budget Planning Offices of our company and of CNPC in May 2011. He became the general manager of the Capital Operation Departments of our company and of CNPC in November 2013. Mr. Jia was appointed a supervisor of our company in May 2014.

Jiang, Lifu, age 53, is a supervisor of our company, the general manager of our Reform and Enterprise Management Department and the general manager of the Reform and Enterprise Management Department of CNPC. Mr. Jiang is a professor-level senior economist, holds a doctorate degree and has over 20 years of work experience in China’s oil and gas industry. He was appointed deputy general manager of our Capital Operation Department in August 2003, deputy director of CNPC’s Planning Department in May 2005, deputy general manager of our Planning Department in June 2007 and deputy director of CNPC’s Planning Department. Since April 2014, Mr. Jiang has been the general manager of the Enterprise Management Department of our company and the general manager of the Enterprise Management Department of CNPC. He was elected a supervisor of our company in October 2014. In April 2015, Mr. Jiang was appointed the general manager of our Reform and Enterprise Management Department and the general manager of the Reform and Enterprise Management Department of CNPC.

Yang, Hua, age 53, is a supervisor of our company appointed by the employees’ representatives. He is also serving as general manager of PetroChina Changqing Oilfield Company as well as director of the Changqing Petroleum Exploration Bureau. Mr. Yang is a professor-level senior engineer, holds a doctorate degree, and has over 30 years of work experience in China’s oil and gas industry. He was appointed deputy general manager of Changqing Oilfield Company in October 2002, standing deputy general manager in February 2008, principal in January 2014, and general manager in July 2014. Mr. Yang was appointed director of the Changqing Oil Exploration Bureau in July 2014. He was appointed a supervisor of our company in October 2014.

Li, Jiamin, age 53, is a supervisor of our company appointed by the employees’ representatives. He is also the general manager of PetroChina Lanzhou Petrochemical Company and the general manager of Lanzhou Petroleum & Chemical Company. Mr. Li is a professor-level senior engineer, holds a master’s degree and has nearly 30 years of work experience in China’s oil and petrochemical industry. He was appointed deputy general manager and chief security officer of PetroChina Lanzhou Petrochemical Company in August 2004. He was promoted to general manager of PetroChina Lanzhou Petrochemical Company and Lanzhou Petroleum & Chemical Company in March 2012. Mr. Li was appointed a supervisor of our company in May 2014.

Li, Wendong, age 52, is a supervisor of our company appointed by the employees’ representatives. He is also the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company and general manager of PetroChina West-East Natural Gas Sales Company. Mr. Li is a professor-level senior engineer and holds a master’s degree. He has over 35 years of work experience in China’s oil and gas industry. In

January 2006, he was appointed deputy director of China Petroleum Pipeline Bureau. In August 2011, he was appointed head of PetroChina West Pipelines Company. In November 2013, he was appointed general manager of PetroChina West Pipeline Company. In March 2016, he was appointed general manager of PetroChina West-East Natural Gas Transmission Pipelines Company and general manager of PetroChina West-East Natural Gas Sales Company. Mr. Li was appointed a supervisor of our company in May 2016.

Liu, Xianhua, age 53, is a supervisor of our company appointed by the employees’ representatives. He is also the general manager of PetroChina Liaoning Marketing Company and the general manager of Liaoning Petroleum Corporation. Mr. Liu is a professor-level senior economist and holds a master’s degree. He has over 30 years of work experience in China’s oil and petrochemical industry. In May 2005, he was appointed general manager of PetroChina Shandong Marketing Company. In March 2012, he was appointed general manager of PetroChina Northeast Marketing Company. In December 2015, he was appointed general manager of PetroChina Liaoning Marketing Company and general manager of Liaoning Petroleum Corporation. Mr. Liu was appointed a supervisor of our company in May 2016.

Other Senior Management

Sun, Longde, age 54, is a vice president of our company. He is also an executive director of the board and the general manager of Daqing Oilfield Company Ltd. and the director of Daqing Petroleum Administration Bureau. Mr. Sun is a professor-level senior engineer, holding a doctorate degree and has over 30 years of work experience in China’s oil and geological industry. He was appointed manager of Exploration & Development Company of the Shengli Petroleum Administration Bureau in September 1997, chief geologist of Tarim Petroleum Exploration & Development Headquarters in November 1997, deputy general manager of PetroChina Tarim Oilfield Company in September 1999, and general manager of PetroChina Tarim Oilfield Company in July 2002. He has been a vice president of our company since June 2007 and was elected as an academician to the Chinese Academy of Engineering in December 2011. In April 2014, Mr. Sun was appointed director of the consultancy center of CNPC. In July 2015, Mr. Sun was appointed general manager of our Science and Technology Management Company and the general manager of the Science and Technology Department of CNPC. He was appointed an executive director of the board and the general manager of Daqing Oilfield Company Ltd. and the director of Daqing Petroleum Administration Bureau in March 2016.

Huang, Weihe, age 59, is a vice president of our company and the general manager of PetroChina Natural Gas and Pipelines Company. He is also an executive director and the chairman of the board of Kunlun Energy Co., Ltd., and the chairman of the board of PetroChina Pipelines Co., Ltd. Mr. Huang is a professor-level senior engineer, holding a doctorate degree and has over 35 years of work experience in China’s oil and gas industry. He was appointed deputy director of the Petroleum and Pipelines Bureau in December 1998. In November 1999, he was appointed deputy director of the Petroleum and Pipelines Bureau and concurrently the chief engineer. Mr. Huang was appointed general manager of PetroChina Pipelines Company in October 2000 and concurrently held the position of general manager of PetroChina West-East Natural Gas Transmission Pipelines Company beginning in May 2002. In December 2002, Mr. Huang became the general manager of PetroChina Natural Gas and Pipelines Company and concurrently the general manager of PetroChina West-East Natural Gas Transmission Pipeline Company. In May 2008, he was appointed chief engineer of our company and in October 2011, he became a vice president of our company. In December 2013, Mr. Huang was elected to the Chinese Academy of Engineering. Since February 2016, he has concurrently served as an executive director of the board and the general manager of CNPC Hong Kong (Holding) Ltd. and a director and the chairman of the board of Kunlun Energy Co., Ltd. He was appointed chairman of the board of PetroChina Pipelines Co., Ltd. in September 2016.

Xu, Fugui, age 59, is a vice president of our company and general manager of PetroChina Refining & Chemical Company. He is a professor-level senior engineer, holding a doctorate degree and has over 30 years of work experience in China’s oil and petrochemical industry. Mr. Xu was appointed deputy manager of Dushanzi Petrochemical Planter of Refining Plant of the Xinjiang Petroleum Administration Bureau in November 1995,

general manager of Dushanzi Petrochemical Plant of the Xinjiang Petroleum Administration Bureau in July 1999, and general manager of Dushanzi Petrochemical Company in September 1999. In September 2011, he was appointed general manager of PetroChina Refining & Chemical Company. Mr. Xu was appointed a vice president our company in October 2011.

Lin, Aiguo, age 58, is the chief engineer of our company and the president of the PetroChina Petrochemical Research Institute. He is a professor-level senior engineer, holding a bachelor’s degree and has nearly 35 years of work experience in China’s oil and petrochemical industry. Mr. Lin was appointed deputy manager and standing deputy manager of the Shengli Refinery of Qilu Petrochemical Company in July 1993, deputy general manager of Dalian West Pacific Petrochemical Co. Ltd. in May 1996, general manager of Dalian West Pacific Petrochemical Co. Ltd. in August 1998, and general manager of our Refining & Marketing Company in December 2002. Mr. Lin has served as our chief engineer since June 2007 and has also been serving as the director of the Petrochemical Research Institute since February 2011.

Wang, Lihua, age 60, is a vice president of our company, an executive director of the board and senior executive of PetroChina International Company Ltd. and the chairman of the board of China National United Oil Corporation. Ms. Wang is a professor-level senior economist, holding a master’s degree and has nearly 35 years of work experience in China’s oil and gas industry. She was appointed deputy general manager of China National United Oil Corporation in September 1997 and general manager in October 1998. She was appointed general manager of PetroChina International Company Ltd. in February 2002 and chief security officer of PetroChina International Company Ltd. and China National United Oil Corporation in July 2006. Ms. Wang was appointed vice chief economist of CNPC in November 2007. She was the general manager and chief security officer of PetroChina International Company Ltd. and China National United Oil Corporation from November 2007. Ms. Wang was appointed executive director of the board of PetroChina International Company Ltd. in January 2009. In June 2014, she was appointed a vice president of our company. And also in June 2014, she was appointed an executive director of the board of China National United Oil Corporation.    In July 2014, Ms. Wang was appointed an executive director of the board and a senior executive of PetroChina International Company Ltd.

Lv, Gongxun, age 59, is a vice president of our company, general manager of PetroChina International Exploration & Development Company and general manager of China National Oil and Gas Exploration and Development Corporation. He is a professor-level senior engineer with nearly 40 years of work experience in China’s oil and gas industry. Mr. Lv was appointed deputy general manager and chief security officer of China National Oil and Gas Exploration and Development Corporation in October 2006, general manager of Turkmenistan Amu Darya River Gas Company in September 2007, and general manager of CNPC (Turkmenistan) Amu Darya River Gas Company in December 2008. He has been serving as general manager of PetroChina International (Kazakhstan) Co. Ltd., general manager of Trans-Asia Gas Pipeline Company Ltd., and director of Enterprises Coordination Group (Central Asia) since December 2012. Mr. Lv was appointed general manager of PetroChina International Exploration & Development Company and general manager of China National Oil and Gas Exploration and Development Corporation in May 2014. He was appointed a vice president of our company in June 2014.

Tian, Jinghui, age 54, is a vice president of our company and the general manager of our Marketing Company. Mr. Tian is a professor-level senior economist and holds a master’s degree. He has over 30 years of experience in China’s oil and gas industry. In May 1998, he was appointed leader of the Preparatory Group of PetroChina Northwest Marketing Company. He was appointed a deputy general manager of our Refining & Marketing Company from December 1999, deputy general manager and chief safety officer of our Marketing Company from November 2007. In June 2009, he was appointed principal officer of PetroChina Marketing Company. Since August 2013, he has been the general manager of our Marketing Company. In November 2015, Mr. Tian was appointed vice president of our company.

Chai Shouping, age 55, is the chief financial officer of our company. Mr. Chai is a professor-level senior accountant and holds a master’s degree. He has 25 years of working experience in financial operations and management in China’s oil and petrochemical industry. In April 2002, he was appointed a deputy general manager of the finance department of our company. In September 2012, he was appointed the chief accountant of China National Oil and Gas Exploration and Development Corporation (overseas exploration and development branch), the deputy general manager and chief financial officer of CNPC Exploration and Development Company Limited and the chief financial officer of PetroChina International Investment Company Limited. In March 2013, he was appointed the general manager of the finance department of our company. Mr. Chai was appointed our chief financial officer in January 2017.

Secretary to the Board of Directors

Wu, Enlai, age 56, is the secretary to the board of directors of our company. He is a professor-level senior engineer, holds a master’s degree and has nearly 35 years of work experience in China’s oil and petrochemical industry. Mr. Wu was appointed deputy director general of Tarim Petrochemical Engineering Construction Headquarters in August 1997, deputy director general of the Capital Operation Department of CNPC in August 2002 and deputy general manager of China National Oil and Gas Exploration and Development Corporation in January 2004. He was appointed head of the Preparatory Work Team for PetroChina Guangxi Petrochemical Company in May 2005, general manager in October 2005 and head of the Enterprise Coordination Team of our company in Guangxi in September 2012. In December 2013, Mr. Wu was appointed an executive director and the general manager of CNPC Hong Kong (Holding) Ltd. and the chairman of the board of directors of Kunlun Energy Company Ltd. He was appointed the secretary to our board of directors in November 2013.

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

The aggregate amount of salaries, insurance and other benefits in kind paid by us to the five highest paid individuals during the year ended December 31, 2016 was RMB3,836,683. We paid RMB528,336 as our contribution to the pension plans with respect to these individuals in the year ended December 31, 2016.

The aggregate amount of salaries or other compensation, insurance and other benefits in kind paid by us to our directors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2016 was RMB1,867,129 which does not include the fees totaling RMB1,034,128 paid to our independent directors. The aggregate amount of salaries or other compensation, insurance and other benefits in kind paid by us to our supervisors, who hold senior management position or are otherwise employed by us during the year ended December 31, 2016 was RMB3,289,882. The aggregate amount of salaries or other compensation, insurance and other benefits in kind paid by us to other senior management during the year ended December 31, 2016 was RMB6,357,730.

In 2016, we paid RMB1,711,566 as our contribution to the pension plans for our directors and supervisors, who hold senior management positions or are otherwise employed by us and other senior management of our company.

Save as disclosed, no other payments have been paid or are payable, with respect to the year ended December 31, 2016, by us or any of our subsidiaries to our directors. In addition, we have no service contracts with our directors that provide for benefits to our directors upon the termination of their employment with us.

For discussions about the compensations of our individual directors and supervisors, please see Note 11 to our consolidated financial statements included elsewhere in this annual report.

Board Practices

Our board of directors has five committees: a nominating committee, an audit committee, an investment and development committee, an evaluation and remuneration committee and a health, safety and environment committee.

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

Evaluation and Remuneration Committee

The current members of our evaluation and remuneration committee are Mr. Richard H. Matzke, the chairman of the committee, Mr. Lin Boqiang and Mr. Yu Baocai. The evaluation and remuneration committee’s major responsibilities include:

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

Health, Safety and Environment Committee

The current members of our health, safety and environment committee are Mr. Zhang Jianhua, the chairman of the committee, Mr. Xu Wenrong, Mr. Yu Baocai, Mr. Shen Diancheng and Mr. Zhao Zhengzhang. The health, safety and environment committee’s major responsibilities include:

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

Employees

As of December 31, 2014, 2015 and 2016, we had 534,652, 521,566 and 508,757 employees (not including the temporary employees), respectively. During 2016, we employed 335,357 temporary employees on an average. As of December 31, 2016, we had 331,214 temporary employees. The table below sets forth the number of our employees by business segment as of December 31, 2016.

	Employees	% of Total
Exploration and production	286,280	56.27
Refining and chemicals	146,336	28.76
Marketing	54,300	10.67
Natural gas and pipeline	15,946	3.14
Headquarters and others(1)	5,895	1.16

Total	508,757	100.00

(1)

Including the numbers of employees of the management of our headquarters, specialized companies, PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, Petrochemical Research Institute and other units.

Our employees participate in various basic social insurance plans organized by municipal and provincial governments whereby we are required to make monthly contributions to these plans at certain rates of the employees’ salary as stipulated by relevant local regulations. Expenses incurred by us in connection with the retirement benefit plans were approximately RMB15,674 million, RMB16,357 million and RMB16,184 million respectively, for the years ended December 31, 2014, 2015 and 2016, respectively.

In 2016, we did not experience any strikes, work stoppages, labor disputes or actions that affected the operation of any of our businesses. Our company maintains good relationship with our employees.

Share Ownership

As of December 31, 2016 our directors, senior officers and supervisors did not have share ownership in us or any of our affiliates.

Item 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We were established on November 5, 1999 with CNPC as its sole promoter. As of March 31, 2017, CNPC beneficially owned 157,701,211,528 shares, which include 291,518,000 H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC, representing approximately 86.166% of the share capital of us, and, accordingly, CNPC is our controlling shareholder.

The following table sets forth the major shareholders of our A shares as of March 31, 2017:

Name of Shareholders	Class of Shares	Number of Shares Held	Percentage of the Issued Share Capital of the Same Class of Shares (%)	Percentage of the Total Share Capital(%)
CNPC	A shares	157,409,693,528	97.213	86.006

The following table sets forth the major shareholders of our H shares as of March 31, 2017:

Name of Shareholders	Number of Shares Held	Percentage of Such Share in That Class of the Issued Shares Capital (%)	Percentage of the Total Share Capital(%)
CNPC	291,518,000 (Long Position )(1)	1.38	0.16
Black Rock, Inc.(2)	1,454,633,675 (Long Position) 7,669,600 (Short Position)	6.89 0.04	0.79 0.004
JP Morgan Chase & Co(3)	1,377,654,364 (Long Position) 144,027,016 (Short Position) 773,135,295 (Lending Pool)	6.52 0.68 3.66	0.75 0.08 0.42

(1)	Held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
(2)

Blackrock, Inc., through various subsidiaries, has an interest in the H shares of the Company, of which 1,454,633,675 H shares (long position) and 7,669,600 H shares (short position) are held in its capacity as interest of corporation controlled by the substantial shareholder.

(3)

JPMorgan Chase & Co., through various subsidiaries, has an interest in the H shares of the Company, of which 603,532,969 H shares (long position) and 144,027,016 H shares (short position) are held in its capacity as beneficial owner, 961,000 H shares (long position) are held in its capacity as investment manager, 25,100 H shares (long position) are held in its capacity as trustee (other than bare trustee), and 773,135,295 H shares (long position) are held in its capacity as custodian corporation/approved lending agent. These 1,377,654,364 H shares (long position) include the interests held in its capacity as beneficial owner, investment manager, trustee (other than bare trustee) and custodian corporation/approved lending agent.

Related Party Transactions

CNPC is a controlling shareholder of our company. We enter into extensive transactions with CNPC and other members of the CNPC group, all of which constitute related party transactions for us. We also continue to carry out existing continuing transactions with other related parties in the year ended December 31, 2016.

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

As of December 31, 2016, the outstanding amount of our debts secured by CNPC and its subsidiaries was RMB64,855 million.

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

Loans from Related Parties

As of December 31, 2016, we had unsecured short-term and long-term loans from CNPC and its affiliates in an aggregate amount of RMB230,479 million with an average annual interest rate of 3.96%.

One-off Related Party Transactions

1. Integration of Kunlun Energy and Kunlun Gas

On December 28, 2015, we, our controlled subsidiary, Kunlun Energy Company Limited (“Kunlun Energy”), and our wholly-owned subsidiary, PetroChina Kunlun Gas Co., Ltd. (“Kunlun Gas”), entered into an agreement. Pursuant to the agreement, we transferred our 100% equity interest in Kunlun Gas to Kunlun Energy for a consideration of approximately RMB14,827 million. This transaction was completed by the end of 2016. As a result, Kunlun Gas became a wholly-owned subsidiary of Kunlun Energy.

2. Waiver of the right to participate in a capital increase of China Petroleum Finance Co., Ltd.

In July 2016, CNPC paid additional capital contribution of RMB19,470,709,600 to China Petroleum Finance Co., Ltd. (“CP Finance”), of which an amount equal to RMB2,890,250,000 was allocated to the registered capital of CP Finance, and the remaining amount equal to RMB16,580,459,600 was allocated to the capital reserve of CP Finance (the “Capital Increase”). The Capital Increase is intended to reinforce CP Finance’s financial strength and facilitate CP Finance’s provision of better services to the member companies of CNPC, including us. Considering that our profitability weakened during the first half of 2016 as a result of the impact of low oil price, we waived our right to participate in this Capital Increase in order to concentrate our efforts on core oil and gas business, optimize business deployment and asset structuring, and endeavor to broaden sources of income, reduce expenditures and increase profit. Prior to the completion of this Capital Increase, CNPC held 51% of the equity interest in CP Finance, and we held 49%. As a result of this Capital Increase and our waiver of the right to participate therein, our equity interest in CP Finance reduced to 32%. This Capital Increase has not had and will not have any adverse effect on the normal operations or financial conditions of us or any of our subsidiaries.

Interests of Experts and Counsel

Not applicable.

Item 8 — FINANCIAL INFORMATION

Financial Statements

See pages F-1 to F-61 following Item 19.

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

A dividend of RMB0.02131 per share (inclusive of applicable taxes) for the six months ended June 30, 2016 was paid to our shareholders on September 21, 2016 with respect to our A Shares and October 28, 2016 with respect to our H Shares. The board of directors recommended that a final dividend of RMB0.01801 per share (which is 45% of the net profit of the Company for the second half of 2016) and an additional special final dividend of RMB0.02 per share, totaling RMB0.03801 (inclusive of applicable taxes) should be paid. The final dividend for the year ended December 31, 2016 is subject to the approval by the annual general meeting to be held on June 8, 2017, and shall be paid to our shareholders listed on our shareholder register as of the close of business on June 21, 2017.

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

As of December 31, 2016, there were 21,098,900,000 H Shares and 161,922,077,818 A Shares issued and outstanding. As of December 31, 2016, there were 223 registered holders of American depositary receipts evidencing 39,288 ADSs and the total ADSs outstanding was 7,865,647. The depositary of the ADSs is the Bank of New York.

The high and low closing sale prices of our A Shares on the Shanghai Stock Exchange, of H Shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for each year from 2012 through 2016, for each quarter from 2015 to 2017 (up to the end of the first quarter of 2017), and for each month from October 2016 to April 2017 (through April 21, 2017) are set forth below.

	Price Per H Share		Price Per ADS		Price Per A Share
	HK$		US$		RMB
	High	Low	High	Low	High	Low
Annual Data
2012	11.86	9.08	153.23	117.11	10.60	8.47
2013	11.30	7.86	145.80	101.47	9.40	7.31
2014	11.62	7.33	149.48	94.75	10.81	7.47
2015	10.64	5.02	136.37	63.90	14.65	8.23
2016	6.02	4.18	76.15	54.05	8.35	8.23
Quarterly Data
2015
First quarter	9.02	8.13	116.37	103.74	13.09	10.71
Second quarter	10.64	8.56	136.37	109.86	14.65	10.53
Third quarter	8.67	5.19	110.62	67.69	13.73	8.23
Fourth quarter	6.50	5.02	83.97	63.90	9.26	8.30
2016 First Quarter	5.42	4.18	71.84	54.05	8.35	7.08
Second quarter	5.92	4.85	75.86	61.95	7.79	7.12
Third quarter	5.50	4.96	70.65	63.87	7.54	7.19
Fourth quarter	6.02	5.09	76.15	65.67	8.16	7.22
2017
First Quarter	6.32	5.66	81.36	72.34	8.76	7.85
Monthly Data
2016
October	5.69	5.09	73.22	66.46	7.43	7.22
November	5.40	5.13	70.54	65.67	7.77	7.26
December	6.02	5.44	76.15	70.10	8.16	7.57
2017
January	6.32	5.73	81.36	73.70	8.76	7.95
February	6.21	5.91	79.59	75.96	8.65	8.21
March	5.92	5.66	76.07	72.34	8.25	7.85
April(through April 21, 2017)	5.78	5.52	73.90	70.45	8.10	7.69

The closing prices per A Share, per H Share and per ADS on April 21, 2017 were RMB7.79, HK$5.52 and US$70.59, respectively.

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

Taxation

The following discussion addresses the main PRC and United States federal income tax consequences of the ownership of H Shares or ADSs purchased held by the investor as capital assets.

PRC Taxation

Dividends and Individual Investors

Pursuant to the Individual Income Tax Law of the PRC, all foreign individuals are subject to a 20% withholding tax on dividends paid by a PRC company on its shares listed overseas, or Overseas Shares, unless specifically exempt by the financial authority of the State Council of the PRC. However, pursuant to the Notice on the Collection of Individual Income Tax after the Abolishment of Guoshuifa [1993] No. 045, or Circular 348, issued by the State General Administration of Taxation of the PRC on June 28, 2011, foreign individual shareholders holding H shares, or Individual H Shareholders, in a PRC company listed in Hong Kong may be subject to different levels of withholding taxes on dividends based on the tax treaties of their home countries with China. Individual H Shareholders, who are residents of Hong Kong or Macau or who enjoy a 10% tax rate on dividends based on the tax treaties of their home countries with China, are subject to a withholding tax rate of 10% with respect to the H-share dividends they receive. For those Individual H Shareholders whose home countries have tax treaties with China prescribing a tax rate on dividends lower than 10%, the PRC company, whose shares are held by such Individual H Shareholders, need to make tax filings on behalf of the Individual H Shareholders in order for them to enjoy such tax treatment. For Individual H Shareholders whose home countries have tax treaties with China prescribing a tax rate on dividends between 10% and 20%, the PRC company, whose shares are held by such Individual H Shareholders, shall withhold the individual income tax at the agreed-upon tax rate. For Individual H Shareholders whose home countries have no tax treaties with China or whose home countries have tax treaties with China prescribing a tax rate on dividends higher than 20%, the PRC company shall withhold the tax at a rate of 20%.

Dividends and Foreign Enterprises

Pursuant to the Enterprise Income Tax Law of the PRC and the implementing rules thereunder, the Circular on Issues Concerning the Withholding of Corporate Income Tax by PRC Resident Enterprises from Dividends Payable to H Share Non-resident Corporate Shareholders, and the Measures for the Administration of the Enjoyment by Non-residents of the Treatments under the Tax Treaties, when paying any of its H share non-resident corporate shareholders any dividends, we withhold the corporate income tax from such dividends at a rate of 10%. For an H share non resident corporate shareholder, whose home country has tax treaty with China prescribing a tax rate on dividends lower than 10%, such H share non-resident corporate shareholder may by itself or through an agent or us, make filings with the competent taxation authority for the treatment under the applicable tax treaty and present the documents evidencing that such shareholder is qualified to be a beneficial owner as defined under the applicable tax treaty.

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

Under certain treaties, the rate of withholding tax imposed by China’s taxation authorities may be reduced. Pursuant to the Measures for the Administration of the Enjoyment by Non-residents of the Treatments under the Tax Treaties promulgated by the State Administration of Taxation on August 27, 2015, non-PRC residents are entitled to the applicable benefit under tax treaties when they make tax filings or upon withholding by third parties and no prior approvals of the taxation authorities are required.

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

Shanghai-Hong Kong Stock Connect

In April 2014, China launched the Shanghai-Hong Kong Stock Connect Program, which is a cross-boundary investment channel that connects the Shanghai Stock Exchange and the Hong Kong Stock Exchange. Under the program, investors in each market are able to trade shares on the other market using their local brokers and clearing agencies. In accordance with the current PRC tax policies, foreign investors are temporarily exempt from income tax on capital gains derived from the trading of A-shares under the program and will be subject to a 10% withholding tax on the dividends received under the program. For a shareholder whose home country has tax treaty with China prescribing a tax rate on dividends lower than 10%, such shareholder may by itself or through an agent or the withholding agent, apply to the competent taxation authority for the treatment under the applicable tax treaty and present the documents evidencing that such shareholder is qualified to be a beneficial owner as defined under the applicable tax treaty.

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

We believe that we did not meet either of the PFIC tests in the taxable year that ended December 31, 2016 and believe that we will not meet either of the PFIC tests in the current or subsequent taxable years and therefore will not be treated as a PFIC for such periods. However, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

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

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends with respect to the H Shares or ADSs or the proceeds of the sale, exchange or other disposition of the H Shares or ADSs paid within the United States, and in some cases, outside of the United States, other than to various exempt recipients, including corporations. In addition, you may, under some circumstances, be subject to “backup withholding” with respect to dividends paid on the H Shares or ADSs or the proceeds of any sale, exchange or other disposition of the H Shares or ADSs, unless you:

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

Interest Rate Risk

Our interest risk exposure arises from changing interest rates. The tables below provide information about our financial instruments including various debt obligations that are sensitive to changes in interest rates. The tables present principal cash flows and related weighted-average interest rates at expected maturity dates. Weighted-average variable rates are based on effective rates as of December 31, 2014, 2015 and 2016. The information is presented in Renminbi equivalents, our reporting currency.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi. However, a portion of our RMB revenues are converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported equipment and other materials. Foreign currency payments for imported equipment represented 3.9%,1.9% and 1.1% of our total payments for equipment in 2014, 2015 and 2016, respectively. Foreign currency payments for other imported materials represented 0.03%, 0.05% and 0.02% of our total payments for materials in 2014, 2015 and 2016, respectively.

The Renminbi is not a freely convertible currency. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

The tables below provide information about our financial instruments including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The tables below summarize such information by presenting principal cash flows and related weighted-average interest rates at expected maturity dates in RMB equivalents, using the exchange rates in effect as of December 31, 2014, 2015 and 2016, respectively.

December 31, 2016

	Expected Maturity Date							Percentage to Total Long-Term Borrowings	Fair Value
	2017	2018	2019	2020	2021	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	9,796	245	36,317	10,112	3,110	40,143	99,723	22.45%	97,691
Average interest rate	3.83%	3.27%	4.35%	3.96%	2.09%	4.61%	—	—	—
Variable Rate Loan Amount	13,193	33,639	6,634	70	218	31,998	85,752	19.30%	85,752
Average interest rate	3.94%	3.81%	4.05%	4.86%	4.89%	3.93%	—	—	—
Loans in Euro
Fixed Rate Loan Amount	12	24	24	16	9	6	91	0.02%	106
Average interest rate	2.03%	2.67%	2.67%	2.96%	3.72%	3.56%	—	—	—
Variable Rate Loan Amount	—	—	—	2,197	—	—	2,197	0.49%	2,197
Average interest rate	—	—	—	2.35%	—	—	—	—	—
Loans in United States Dollar
Fixed Rate Loan Amount	38	39	38	38	38	130	321	0.07%	297
Average interest rate	1.12%	1.09%	1.12%	1.12%	1.12%	0.14%	—	—	—
Variable Rate Loan Amount	13,732	20,494	14,684	41,596	779	368	91,653	20.63%	91,653
Average interest rate	2.33%	3.13%	3.27%	3.22%	5.66%	3.99%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	14	22	7	4	3	7	57	0.01%	60
Average interest rate	2.52%	2.38%	2.46%	2.00%	2.66%	2.26%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in Hong Kong Dollar
Variable Rate Loan Amount	—	—	666	—	—	—	666	0.15%	666
Average interest rate	—	—	2.27%	—	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	16,000	16,000	3,350	—	31,000	17,000	83,350	18.76%	81,637
Average interest rate	4.55%	4.47%	1.63%	—	3.09%	4.21%	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	18,630	20,000	—	20,000	15,000	—	73,630	16.57%	71,999
Average interest rate	4.21%	4.03%	—	3.85%	3.45%	—	—	—	—
Medium term note in United State Dollar
Fixed Rate Loan Amount	—	—	—	3,431	—	3,431	6,862	1.55%	6,747
Average interest rate	—	—	—	2.88%	—	3.75%	—	—	—
Total	71,415	90,463	61,720	77,464	50,157	93,083	444,302	100.00%	438,805

December 31, 2015

	Expected Maturity Date							Percentage to Total Long-Term Borrowings	Fair Value
	2016	2017	2018	2019	2020	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	9,294	38,070	20,527	34,512	30,609	71,212	204,224	43.39%	198,074
Average interest rate	4.03%	3.79%	4.51%	4.31%	3.96%	4.27%	—	—	—
Variable Rate Loan Amount	10,471	13,018	33,268	40	45	6,313	63,155	13.42%	63,155
Average interest rate	4.40%	3.94%	4.51%	4.90%	4.90%	4.73%	—	—	—
Loans in Euro
Fixed Rate Loan Amount	12	22	2,151	23	16	6	2,230	0.47%	2,318
Average interest rate	2.12%	2.76%	2.35%	2.64%	2.93%	3.49%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in United States Dollar
Fixed Rate Loan Amount	36	488	36	36	36	154	786	0.17%	774
Average interest rate	1.10%	2.26%	1.10%	1.10%	1.10%	0.37%	—	—	—
Variable Rate Loan Amount	15,841	12,845	21,500	11,048	32,136	1,300	94,670	20.12%	94,670
Average interest rate	2.29%	2.00%	2.77%	3.11%	2.44%	3.41%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	15	16	16	7	3	8	65	0.01%	68
Average interest rate	2.47%	2.46%	2.46%	2.40%	2.30%	2.30%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	—	16,000	16,000	—	—	8,000	40,000	8.50%	41,430
Average interest rate	—	4.55%	4.47%	—	—	4.93%	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	498	18,630	20,000	—	20,000	—	59,128	12.56%	59,157
Average interest rate	5.63%	4.21%	4.03%	—	3.85%	—	—	—	—
Medium term note in United State Dollar
Fixed Rate Loan Amount	—	—	—	—	3,192	3,192	6,384	1.36%	6,202
Average interest rate	—	—	—	—	2.88%	3.75%	—	—	—
Total	36,167	99,089	113,498	45,666	86,037	90,185	470,642	100.00%	465,848

December 31, 2014

	Expected Maturity Date							Percentage to Total Long-Term Borrowings	Fair Value
	2015	2016	2017	2018	2019	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	20,806	39,609	22,320	20,219	30,107	88,318	221,379	52.20%	210,259
Average interest rate	4.06%	4.56%	4.19%	4.52%	4.65%	4.82%	—	—	—
Variable Rate Loan Amount	4,761	10,056	15,607	245	151	6,033	36,853	8.69%	36,852
Average interest rate	5.49%	4.92%	4.58%	5.56%	5.40%	5.24%	—	—	—
Loans in Euro
Fixed Rate Loan Amount	21	21	21	21	31	14	129	0.03%	148
Average interest rate	2.79%	2.79%	2.79%	2.79%	2.57%	2.60%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in United States Dollar
Fixed Rate Loan Amount	185	34	34	34	34	177	498	0.12%	533
Average interest rate	6.75%	1.11%	1.11%	1.11%	1.11%	0.51%	—	—	—
Variable Rate Loan Amount	8,010	12,920	20,426	14,141	11,661	6,505	73,663	17.37%	73,663
Average interest rate	2.05%	2.15%	2.38%	3.00%	3.14%	1.81%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	12	12	12	37	3	—	76	0.02%	81
Average interest rate	2.50%	2.50%	2.50%	2.37%	2.50%	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	—	—	16,000	16,000	—	8,000	40,000	9.43%	43,180
Average interest rate	—	—	4.55%	4.47%	—	4.93%	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	20,000	498	31,000	—	—	—	51,498	12.14%	51,301
Average interest rate	3.97%	5.63%	4.19%	—	—	—	—	—	—
Total	53,795	63,150	105,420	50,697	41,987	109,047	424,096	100.00%	416,017

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

Fees and Payments from the Depositary to Us

In the year ended December 31, 2016, we received from the depositary a reimbursement of US$61,213.41, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs. In addition, the depositary has agreed to reimburse us certain amount per year of the facility, including but not limited to, investor relations expenses or any other American depositary receipts program related expenses. The amount of such reimbursements is subject to certain limits.

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

Management’s Report on Internal Control over Financial Reporting

Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our company’s management, including our principal executive officer and principal financial officer, our company evaluated the effectiveness of the its internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our company’s management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of our company’s internal control over financial reporting as of December 31, 2016 has been audited by KPMG Huazhen LLP, our company’s independent registered public accountants, as stated below.

Report of the Registered Public Accounting Firm

The Board of Directors and Shareholders

PetroChina Company Limited:

We have audited PetroChina Company Limited’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). PetroChina Company Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on PetroChina Company Limited’s internal control over financial reporting based on our audit.

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

In our opinion, PetroChina Company Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of PetroChina Company Limited and subsidiaries as of December 31, 2016, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and our report dated April 27, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Huazhen LLP

Beijing, China

April 27, 2017

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2016, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting. On May 14, 2013, the COSO published an updated Internal Control —Integrated Framework (2013) and related illustrative documents. We adopted the new framework in 2014.

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

2. Next, click on “Corporate Governance Structure”.

3. Finally, click on “Code of Ethics for Senior Management” or “Code of Ethics for Employees of PetroChina Company Limited”.

Item 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG served as our independent accountant for the fiscal year of 2015. KPMG Huazhen LLP served as our independent accountant for the fiscal year of 2016. The offices of KPMG and KPMG Huazhen LLP are located at 8th Floor, Prince’s Building, 10 Chater Road, Central, Hong Kong and 8th Floor, KPMG Tower, Oriental Plaza, 1 East Chang An Avenue, Beijing, respectively.

The following table presents the aggregate fees paid by us (not including our subsidiaries) for professional audit services, tax and other services rendered by KPMG and KPMG Huazhen LLP to us for each of the years ended December 31, 2015 and 2016, respectively.

	December 31,
	2015	2016
	RMB	RMB
	(In millions)
Audit fees	53	53
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

Total	53	53

The auditors’ remuneration above represented the annual fees paid by us for the years indicated. The remuneration did not include fees of RMB66 million (2015: RMB36 million) paid by our subsidiaries to KPMG Huazhen LLP and its network firms which primarily included audit fees of RMB50 million (2015: RMB29 million), audit-related fees of RMB8 million (2015: RMB6 million) and tax fees of RMB7 million (2015: RMB nil million), and other service fees of RMB1 million (2015: RMB1 million), respectively. The increase in our fees paid in 2016 compared to 2015 was primarily due to the increase of audit fees with respect to certain of our subsidiaries, such as the subsidiaries of Kunlun Energy.

Audit Committee Pre-approved Policies and Procedures

Currently, all audit services to be provided by our independent registered public accountant, KPMG Huazhen LLP, must be approved by our audit committee.

During the year ended December 31, 2016, services relating to all non audit related fees provided to us by KPMG and KPMG Huazhen LLP were approved by our audit committee in accordance with the de minimis exception to the pre approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

Item 16F — CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

As of and for the fiscal years ended December 31, 2014 and 2015, KPMG was our principal accountants. On September 9, 2016, our principal accountants resigned and KPMG Huazhen LLP was appointed as our principal accountants for the fiscal year ended December 31, 2016. This change in principal accountants was approved by our audit committee of the board of directors.

KPMG’s audit reports on our consolidated financial statements as of and for the two fiscal years ended December 31, 2014 and 2015 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During each of the two fiscal years ended December 31, 2014 and 2015 and through September 9, 2016, there were no (i) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) reportable events.

We provided a copy of the foregoing disclosure to KPMG and requested that KPMG furnished a letter addressed to the SEC stating whether or not KPMG agrees with such disclosure, and if not, stating the respects in which they do not agree. A copy of the letter from KPMG addressed to the SEC, dated April 27, 2017, was filed as Exhibit 15.5 to this annual report on Form 20-F.

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

Director Independence

Under the NYSE corporate governance rule 303A.01, a listed company must have a majority of independent directors on its board of directors. A company of which more than 50% of the voting power is held by an individual, a group or another company, or a controlled company, is not required to comply with this requirement. We are not required under the PRC Company Law and the HKSE Listing Rules to have a majority of independent directors on our board of directors. As of the date of this report, four of our 13 directors were independent non-executive directors.

Under the NYSE corporate governance rule 303A.03, the non-management directors of a listed company must meet at regularly scheduled executive sessions without management. There are no mandatory requirements under the PRC Company Law and the HKSE Listing Rules that a listed company should hold, and we currently do not hold, such executive sessions.

Nominating/Corporate Governance Committee

Under the NYSE corporate governance rule 303A.04, a listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties, but a controlled company is not required to comply with this requirement. The Corporate Governance Code as amended by the Stock Exchange of Hong Kong provides that issuers shall establish a nominating committee, and a majority of which should be independent non-executive directors and the chairman shall be served by an independent non-executive director or the board chairman. We are not required under the PRC Company Law to have a nominating/corporate governance committee. We set up a nominating committee in August 2015, which consists of the chairman of our board of directors and two independent directors.

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

Item 18 — FINANCIAL STATEMENTS

See page F-1 to F-61 following Item 19.

Item 19 — EXHIBITS

(a) See Item 18 for a list of the financial statements as part of this annual report.

(b) Exhibits to this annual report.

Exhibit Number	Description of Exhibits

1.1	Articles of Association (as amended on May 23, 2013) (English translation)(5)

4.1	Non-competition Agreement between CNPC and PetroChina (English translation)(1)

4.2	Trademark Licensing Contract between CNPC and PetroChina (English translation)(1)

4.3	Patent and Know-how Licensing Contract between CNPC and PetroChina (English translation)(1)

4.4	Computer Software Licensing Contract between CNPC and PetroChina (English translation)(1)

4.5	Contract for Transfer of Rights under Production Sharing Contracts between CNPC and PetroChina (English translation)(1)

4.6	Contract for the Supervision of Certain Sales Enterprises between CNPC and PetroChina (English translation)(1)

4.7	Form of Agreement for the Transfer of Rights and Interests under the Retainer Contracts relating to Oil Exploration and Exploitation in Lengjiapu Area, Liaohe Oil Region and No. 9.1 — 9.5 Areas, Karamay Oil Field (English translation)(1)

4.8	Supplemental Agreement to the Land Use Rights Leasing Contract, dated August 25, 2011, between CNPC and PetroChina (English translation)(3)

4.9	Amended Buildings Leasing Contract, dated August 25, 2011, between CNPC and PetroChina (English translation)(3)

4.10	Finance Lease Agreement, dated August 23, 2012, between Sichuan Petrochemical and Kunlun Finance Leasing (English translation)(4)

4.11*	Annual Crude Oil Mutual Supply Framework Agreement, dated January 1, 2017, between China Petroleum and Chemical Corporation and PetroChina (English translation)

8.1*	List of major subsidiaries

11.1	Code of Ethics for Senior Management(2)

11.2	Code of Ethics for Employees(2)

12.1*	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Reserves Report for the year ended on December 31, 2016 prepared by DeGolyer and MacNaughton

15.2*	Reserves Report for the year ended on December 31, 2016 prepared by Ryder Scott

15.3*	Reserves Report for the year ended on December 31, 2016 prepared by GLJ Petroleum Consultants

Exhibit Number	Description of Exhibits

15.4*	Reserves Report for the year ended on December 31, 2016 prepared by McDaniel & Associates Consultants, Ltd.

15.5*	Letter of KPMG

*	To be filed as exhibits to this Form 20-F.
(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11566) filed with the Commission, as declared effective on March 29, 2000.
(2)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-15006) filed with the Commission.
(3)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 1-15006) filed with the Commission.
(4)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 1-15006) filed with the Commission.
(5)	Incorporated by reference to our report on Form 6-K (File No. 1-15006) filed with the Commission on May 23, 2013.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROCHINA COMPANY LIMITED

/s/Wu Enlai
Name: Wu Enlai
Title: Secretary to Board of Directors

Date: April 27, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

PetroChina Company Limited:

We have audited the accompanying consolidated statement of financial position of PetroChina Company Limited and subsidiaries as of December 31, 2016, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PetroChina Company Limited and its subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), PetroChina Company Limited’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 27, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Huazhen LLP

Beijing, China

April 27, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

PetroChina Company Limited:

We have audited the accompanying consolidated statement of financial position of PetroChina Company Limited and subsidiaries as of December 31, 2015, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years ended December 31, 2014 and 2015. These consolidated financial statements are the responsibility of the PetroChina Company Limited’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PetroChina Company Limited and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the years ended December 31, 2014 and 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG

Hong Kong, China

April 28, 2016

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2016, 2015 and 2014

(Amounts in millions, except for the per share data)

	Notes	2016	2015	2014
		RMB	RMB	RMB
REVENUE	6	1,616,903	1,725,428	2,282,962

OPERATING EXPENSES
Purchases, services and other		(959,640)	(1,056,795)	(1,486,225)
Employee compensation costs	8	(117,662)	(118,082)	(120,822)
Exploration expenses, including exploratory dry holes		(18,576)	(18,380)	(22,064)
Depreciation, depletion and amortization		(218,147)	(202,875)	(177,463)
Selling, general and administrative expenses		(74,255)	(71,270)	(73,413)
Taxes other than income taxes	9	(189,608)	(205,884)	(237,997)
Other income, net		21,620	27,110	4,855

TOTAL OPERATING EXPENSES		(1,556,268)	(1,646,176)	(2,113,129)

PROFIT FROM OPERATIONS		60,635	79,252	169,833

FINANCE COSTS
Exchange gain		12,828	9,536	5,020
Exchange loss		(11,571)	(10,168)	(7,333)
Interest income		2,491	2,019	1,596
Interest expense	10	(23,348)	(24,328)	(23,319)

TOTAL NET FINANCE COSTS		(19,600)	(22,941)	(24,036)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	16	4,105	1,504	10,962

PROFIT BEFORE INCOME TAX EXPENSE	7	45,140	57,815	156,759
INCOME TAX EXPENSE	12	(15,768)	(15,726)	(37,731)

PROFIT FOR THE YEAR		29,372	42,089	119,028

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS
Currency translation differences		9,404	(20,965)	(7,557)
Fair value (loss)/ gain from available-for-sale financial assets, net of tax		(128)	596	91
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method		313	130	159

OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX		9,589	(20,239)	(7,307)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		38,961	21,850	111,721

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		7,857	35,517	107,172
Non-controlling interests		21,515	6,572	11,856

		29,372	42,089	119,028

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		15,814	18,965	101,279
Non-controlling interests		23,147	2,885	10,442

		38,961	21,850	111,721

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY(RMB)	13	0.04	0.19	0.59

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2016 and 2015

	Notes	2016	2015
		RMB	RMB
		(Amounts in millions)
NON-CURRENT ASSETS
Property, plant and equipment	15	1,739,545	1,784,905
Investments in associates and joint ventures	16	78,967	70,976
Available-for-sale financial assets	17	2,011	2,869
Advance operating lease payments	19	71,353	70,551
Intangible and other non-current assets	20	102,750	98,272
Deferred tax assets	30	20,360	16,927

TOTAL NON-CURRENT ASSETS		2,014,986	2,044,500

CURRENT ASSETS
Inventories	21	146,865	126,877
Accounts receivable	22	47,315	52,262
Prepayments and other current assets	23	77,583	88,280
Notes receivable	24	11,285	8,233
Time deposits with maturities over three months but within one year		686	919
Cash and cash equivalents	25	97,931	72,773

TOTAL CURRENT ASSETS		381,665	349,344

CURRENT LIABILITIES
Accounts payable and accrued liabilities	26	310,680	331,040
Income taxes payable		8,743	7,879
Other taxes payable		36,456	26,262
Short-term borrowings	27	143,384	106,226

TOTAL CURRENT LIABILITIES		499,263	471,407

NET CURRENT LIABILITIES		(117,598)	(122,063)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,897,388	1,922,437

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	28	183,021	183,021
Retained earnings		711,197	711,755
Reserves	29	294,806	284,940

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,189,024	1,179,716
NON-CONTROLLING INTERESTS		183,711	164,318

TOTAL EQUITY		1,372,735	1,344,034

NON-CURRENT LIABILITIES
Long-term borrowings	27	372,887	434,475
Asset retirement obligations	31	125,392	117,996
Deferred tax liabilities	30	13,640	13,120
Other long-term obligations		12,734	12,812

TOTAL NON-CURRENT LIABILITIES		524,653	578,403

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,897,388	1,922,437

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2016, 2015 and 2014

	2016	2015	2014
	RMB	RMB	RMB
	(Amounts in millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the year	29,372	42,089	119,028
Adjustments for:
Income tax expense	15,768	15,726	37,731
Depreciation, depletion and amortization	218,147	202,875	177,463
Capitalized exploratory costs charged to expense	9,689	9,608	12,063
Safety fund reserve	1,614	1,434	1,451
Share of profit of associates and joint ventures	(4,105)	(1,504)	(10,962)
Provision for impairment of receivables, net	1,609	74	30
Write down in inventories, net	2,634	3,335	1,850
Impairment of available-for-sale financial assets	(2)	74	5
Impairment of other non-current assets	115	—	—
Loss on disposal of property, plant and equipment	7,972	4,661	3,721
Remeasurement to fair value of pre-existing interest in acquiree	—	(22,807)	—
Gain on disposal of other non-current assets	(37)	(1,476)	(117)
Gain on disposal of subsidiaries	(24,674)	(280)	(972)
Dividend income	(60)	(288)	(374)
Interest income	(2,491)	(2,019)	(1,596)
Interest expense	23,348	24,328	23,319
Changes in working capital:
Accounts receivable, prepaid expenses and other current assets	5,281	5,581	2,651
Inventories	(22,638)	36,256	59,215
Accounts payable and accrued liabilities	16,825	(28,163)	(16,966)

CASH FLOWS GENERATED FROM OPERATIONS	278,367	289,504	407,540
Income taxes paid	(13,188)	(28,192)	(51,063)

NET CASH FLOWS FROM OPERATING ACTIVITIES	265,179	261,312	356,477

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the Years Ended December 31, 2016, 2015 and 2014

	2016	2015	2014
	RMB	RMB	RMB
	(Amounts in millions)
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(181,054)	(217,750)	(306,551)
Acquisition of investments in associates and joint ventures	(2,008)	(1,637)	(2,587)
Acquisition of available-for-sale financial assets	(400)	(625)	(219)
Prepayments on long-term operating leases	(2,586)	(2,524)	(2,735)
Acquisition of intangible assets and other non-current assets	(5,781)	(3,586)	(3,071)
Payments for acquisition of joint venture and subsidiaries	—	(6,496)	(13)
Proceeds from disposal of property, plant and equipment	2,127	1,923	7,250
Acquisition of subsidiaries	—	(17,855)	—
Proceeds from disposal of other non-current assets	991	16,987	377
Interest received	2,079	1,585	777
Dividends received	10,505	9,617	12,319
Decrease in time deposits with maturities over three months	240	4,482	3,615

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(175,887)	(215,879)	(290,838)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(458,780)	(530,808)	(524,137)
Repayments of long-term borrowings	(285,519)	(250,745)	(175,297)
Interest paid	(19,276)	(20,777)	(21,039)
Dividends paid to non-controlling interests	(2,401)	(5,314)	(8,172)
Dividends paid to owners of the Company	(8,450)	(29,005)	(59,475)
Increase in short-term borrowings	460,478	481,762	528,907
Increase in long-term borrowings	247,429	311,809	214,695
Capital contribution from non-controlling interests	940	1,596	1,587
Payments to non-controlling interests due to capital reduction of subsidiaries	(1)	(299)	(17)
Decrease in other long-term obligations	(1,427)	(3,658)	(1,364)

NET CASH FLOWS USED FOR FINANCING ACTIVITIES	(67,007)	(45,439)	(44,312)

TRANSLATION OF FOREIGN CURRENCY	2,873	(999)	1,044

Increase / (decrease) in cash and cash equivalents	25,158	(1,005)	22,371
Cash and cash equivalents at beginning of the year	72,773	73,778	51,407

Cash and cash equivalents at end of the year	97,931	72,773	73,778

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2016, 2015 and 2014

	Attributable to Owners of the Company				Non-controlling Interests	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB
	(Amounts in millions)
Balance at January 1, 2014	183,021	669,300	280,414	1,132,735	137,200	1,269,935

Profit for the year ended December 31, 2014	—	107,172	—	107,172	11,856	119,028
Other comprehensive loss for the year ended December 31, 2014	—	—	(5,893)	(5,893)	(1,414)	(7,307)
Special reserve-safety fund reserve	—	—	1,423	1,423	28	1,451
Transfer to reserves	—	(9,686)	9,686	—	—	—
Dividends	—	(59,475)	—	(59,475)	(7,429)	(66,904)
Acquisition of subsidiaries	—	—	(48)	(48)	53	5
Capital contribution from non-controlling interests	—	—	(9)	(9)	1,695	1,686
Other	—	(8)	(3)	(11)	(102)	(113)

Balance at December 31, 2014	183,021	707,303	285,570	1,175,894	141,887	1,317,781

Profit for the year ended December 31, 2015	—	35,517	—	35,517	6,572	42,089
Other comprehensive loss for the year ended December 31, 2015	—	—	(16,552)	(16,552)	(3,687)	(20,239)
Special reserve-safety fund reserve	—	—	1,303	1,303	131	1,434
Transfer to reserves	—	(2,103)	2,103	—	—	—
Dividends	—	(29,005)	—	(29,005)	(5,515)	(34,520)
Acquisition of subsidiaries	—	—	12,530	12,530	23,755	36,285
Capital contribution from non-controlling interests	—	—	—	—	2,040	2,040
Other	—	43	(14)	29	(865)	(836)

Balance at December 31, 2015	183,021	711,755	284,940	1,179,716	164,318	1,344,034

Profit for the year ended December 31, 2016	—	7,857	—	7,857	21,515	29,372
Other comprehensive income for the year ended December 31, 2016	—	—	7,957	7,957	1,632	9,589
Special reserve-safety fund reserve	—	—	1,540	1,540	74	1,614
Transfer to reserves	—	—	—	—	—	—
Dividends	—	(8,450)	—	(8,450)	(4,282)	(12,732)
Transaction with non-controlling interests in subsidiaries	—	—	224	224	(2,061)	(1,837)
Capital contribution from non-controlling interests	—	—	—	—	1,087	1,087
Other	—	35	145	180	1,428	1,608

Balance at December 31, 2016	183,021	711,197	294,806	1,189,024	183,711	1,372,735

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

Available-for-sale financial assets are measured at fair value except where there are no quoted market prices in active markets and the fair values cannot be reliably measured using valuation techniques. Available-for-sale financial assets that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are carried at cost. Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognized in other comprehensive income. Financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in the income statement within “other income, net” in the period in which they arise.

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

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(v) New accounting developments

(i) New and amended standards adopted by the Group

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on or after January 1, 2016 that would be expected to have a material impact on the Group.

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

IFRS 15 Revenue from contracts with customers (“IFRS 15”) establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programs.

IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Group is assessing the potential impact on its consolidated financial statements.

IFRS 16 Lease (“IFRS 16”) introduces a single, on-balance lease sheet accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. IFRS 16 replaces existing leases guidance including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases—Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial application of IFRS 16. The Group has started an initial assessment of the potential impact on its consolidated financial statements. So far, the most significant impact identified is that the Group will recognize new assets and liabilities for its operating leases of oil and gas station and land use rights. In addition, the nature of expenses related to those leases will now change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. No significant impact is expected for the Group’s finance leases.

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

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings / (interest-bearing borrowings + total equity). The gearing ratio at December 31, 2016 is 27.3% (December 31, 2015: 28.7% ).

4.3 Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2016 and 2015 are disclosed in the respective accounting policies.

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

(b) Estimation of impairment of property, plant and equipment

Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgments such as the future price of crude oil, refined and chemical products, the operation costs, the product mix, production volumes and the oil and gas reserves. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favorable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets or make it necessary to reverse an impairment loss recognized in prior periods, whereas unfavorable changes may cause the assets to become impaired. For example, when the assumed future price and production volume of crude oil used for the expected future cash flows are different from the actual price and production volume of crude oil respectively experienced in future, the Group may either over or under recognize the impairment losses for certain assets.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

7	PROFIT BEFORE INCOME TAX EXPENSE

	2016	2015	2014
	RMB	RMB	RMB
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	60	288	275
Reversal of provision for impairment of receivables	62	99	56
Reversal of write down in inventories	75	59	74
Government grants(i)	8,509	7,906	10,931
Remeasurement to fair value of pre-existing interest in acquiree	—	22,807	—
Gain on disposal of investment in subsidiaries(ii)	24,674	280	972

Charged
Amortization of intangible and other assets	4,896	4,141	4,531
Auditors’ remuneration (iii)	53	53	53
Cost of inventories recognized as expense	1,217,131	1,282,039	1,713,290
Provision for impairment of receivables	1,671	173	86
Loss on disposal of property, plant and equipment	7,972	4,661	3,721
Operating lease expenses	19,027	16,786	12,582
Research and development expenses	11,227	11,856	13,088
Write down in inventories	2,709	3,394	1,924

(i)	Comprises proportionate refund of import value-added tax relating to the import of natural gas (including liquefied natural gas) provided by the PRC government. This value-added tax refund is applicable from January 1, 2011 to December 31, 2020 and available when the import prices of the natural gas and liquefied natural gas imported under any State-sanctioned pipelines are higher than their prescribed selling prices.
(ii)	On November 24, 2015, the board of directors approved the sale by CNPC Exploration and Development Co., Ltd. (“CNPC E&D”), one of the Company’s wholly-owned subsidiaries, of its 50% of equity interest in Trans-Asia Gas Pipeline Co., Ltd. (“Trans-Asia Pipeline”) to CNIC Corporation Limited. The transaction was completed in the second quarter of 2016 and CNPC E&D lost control over Trans-Asia Pipeline accordingly. The gain recorded as “Other income, net” of RMB 24,534 represents the difference between the sum of total consideration equivalent to RMB 14,671 received from the transaction and the fair value of the remaining equity investment of RMB 14,527, and the net assets of the former subsidiary of RMB 4,034, together with the amounts of RMB 630 recognized previously in other comprehensive loss in relation to Trans-Asia Pipeline reclassified to profit or loss.
(iii)	The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB 66 (2015: RMB 36, 2014: RMB 34) paid by subsidiaries to the Company’s current auditor and its network firms which primarily relates to audit fees of RMB 50 (2015: RMB 29, 2014: RMB 24), audit-related fees of RMB 8 (2015: RMB 6, 2014: RMB 7) and tax fees of RMB 7 (2015: RMB nil, 2014 RMB nil), and other service fees of RMB 1 (2015: RMB 1, 2014: RMB 3).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

8	EMPLOYEE COMPENSATION COSTS

	2016	2015	2014
	RMB	RMB	RMB
Wages, salaries and allowances	75,461	75,651	78,329
Social security costs	42,201	42,431	42,493

	117,662	118,082	120,822

Social security costs mainly represent contributions to plans for staff welfare organized by the PRC municipal and provincial governments and others including contributions to the retirement benefit plans (Note 32).

9	TAXES OTHER THAN INCOME TAXES

	2016	2015	2014
	RMB	RMB	RMB
Crude oil special gain levy	—	—	64,376
Consumption tax	140,268	149,323	104,262
Resource tax	14,472	18,584	26,305
Other	34,868	37,977	43,054

	189,608	205,884	237,997

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

10	INTEREST EXPENSE

	2016	2015	2014
	RMB	RMB	RMB
Interest on
Bank loans	891	1,259	1,926
Other loans	19,910	19,892	19,336
Accretion expense (Note 31)	5,126	5,950	5,406
Less: Amounts capitalized	(2,579)	(2,773)	(3,349)

	23,348	24,328	23,319

Amounts capitalized are borrowing costs that are attributable to the construction of a qualifying asset. The average interest rate used to capitalize such general borrowing cost was 4.28% per annum for the year ended December 31, 2016 (2015: 4.28%-5.76%, 2014: 5.76%).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

11	EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of directors and supervisors for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016				2015	2014
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Chairman:
Mr. Wang Yilin(i)	—	—	—	—	—	—
Mr. Zhou Jiping(i)	—	—	—	—	—	—
Vice Chairman:
Mr. Zhang Jianhua(ii)	—	—	—	—	—	—
Mr. Wang Dongjin(iii)	—	652	122	774	734	1,137

Executive director:
Mr. Zhao Zhengzhang(iv)	—	637	122	759	671	892

Non-executive directors:
Mr. Xu Wenrong(v)	—	—	—	—	—	—
Mr. Li Xinhua(vi)	—	—	—	—	—	—
Mr. Wang Guoliang(vi)	—	—	—	—	—	—
Mr. Yu Bocai	—	—	—	—	—	—
Mr. Shen Diancheng(vi)	—	—	—	—	—	—
Mr. Liu Yuezhen(vi)	—	—	—	—	—	—
Mr. Liu Hongru(vi)	—	—	—	—	—	153
Mr. Franco Bernabè(vi)	—	—	—	—	—	111
Mr. Li Yongwu(vi)	—	—	—	—	—	161
Mr. Cui Junhui(vi)	—	—	—	—	—	—
Mr. Liu Hongbin(vii)	—	578	101	679	699	1,001
Mr. Chen Zhiwu	234	—	—	234	220	228
Mr. Richard H. Matzke(vi)	241	—	—	241	230	116
Mr. Lin Boqiang(vi)	281	—	—	281	249	172
Mr. Zhang Biyi(vi)	278	—	—	278	252	153

	1,034	578	101	1,713	1,650	2,095

Supervisors:
Mr. Guo Jinping	—	—	—	—	—	—
Mr. Zhang Fengshan(viii)	—	—	—	—	—	—
Mr. Li Qingyi	—	—	—	—	—	—
Mr. Jia Yimin(viii)	—	—	—	—	—	—
Mr. Jiang Lifu(viii)	—	—	—	—	—	—
Mr. Wang Guangjun(viii)	—	—	—	—	—	483
Mr. Li Luguang(viii)	—	—	—	—	—	529
Mr. Wang Daocheng(viii)	—	—	—	—	—	112
Mr. Fan Fuchun(viii)	—	—	—	—	—	106
Mr. Yao Wei(ix)	—	432	37	469	796	793
Mr. Liu Hehe(ix)	—	316	36	352	724	615
Mr. Yang Hua(viii)	—	793	69	862	838	454
Mr. Li Jiamin(viii)	—	646	61	707	771	630
Mr. Li Wendong(ix)	—	611	59	670	—	—
Mr. Liu Xianhua(ix)	—	491	37	528	—	—

	—	3,289	299	3,588	3,129	3,722

	1,034	5,156	644	6,834	6,184	7,846

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(i)	Mr. Wang Yilin was elected as the chairman from June 23, 2015, and Mr. Zhou Jiping ceased being the chairman from June 23, 2015.
(ii)	Mr. Zhang Jianhua was elected as the vice chairman and non-executive director from October 28, 2016.
(iii)	Mr. Wang Dongjin also serves as the Chief Executive.
(iv)	Mr. Zhao Zhengzhang was elected as an executive director from June 23, 2015.
(v)	Mr. Xu Wenrong was elected as an non-executive director from May 25, 2016.
(vi)	Mr. Li Xinhua, Mr. Wang Guoliang, Mr. Liu Hongru, Mr. Franco Bernabè, Mr. Li Yongwu and Mr. Cui Junhui ceased being directors from May 22, 2014; Mr. Shen Diancheng, Mr. Liu Yuezhen, Mr. Richard H. Matzke and Mr. Lin Boqiang were elected as directors from May 22, 2014; Mr. Zhang Biyi was elected as a director from October 29, 2014.
(vii)	Mr. Liu Hongbin was elected as the executive director from May 22, 2014.

Mr. Liu Hongbin ceased being the vice chairman and was transferred from the executive director to the non-executive director from October 28, 2016, besides, received no emoluments from the Company since the next day.

(viii)	Mr. Wang Guangjun, Mr. Wang Daocheng and Mr. Fan Fuchun ceased being supervisors from May 22, 2014; Mr. Zhang Fengshan, Mr. Jia Yimin, Mr. Li Luguang, Mr. Li Jiamin were elected as supervisors from May 22, 2014.

Mr. Li Luguang ceased being supervisors from August 26, 2014.

Mr. Jiang Lifu and Mr. Yang Hua were elected as supervisors from October 29, 2014.

(ix)	Mr. Li Wendong and Mr. Liu Xianhua were elected as the staff supervisors, besides, Mr. Yao Wei and Mr. Liu Hehe ceased being the staff supervisors from May 17, 2016.
(x)	The emoluments received by the following persons are not reflected in the analysis shown above:

Mr. Liao Yongyuan ceased being the non-executive director and vice chairman from March 17, 2015, and emoluments received from the Company during the year 2016, 2015 and 2014 were RMB nil, RMB nil and RMB nil, respectively; Mr. Wang Lixin ceased being the supervisor from August 26, 2014, and received no emoluments from the Company during the year 2016, 2015 and 2014.

(xi)	The deferred performance emoluments of RMB 1.64 which the company paid to the directors attributable to the year of 2013 to 2015 in accordance with the relevant regulations of the Chinese Government are not reflected in the 2016 annual remuneration shown above.

None of the directors and supervisors has waived their remuneration during the year ended December 31, 2016. (2015: None of the directors and supervisors has waived their remuneration during the year ended December 31, 2015. 2014: None of the directors and supervisors has waived their remuneration during the year ended December 31, 2014 except for Mr. Cui Junhui)

The five highest paid individuals in the Company for the year ended December 31, 2016 include two supervisors whose emoluments are reflected in the analysis shown above and the note; and three senior managements whose allowances and other benefits were RMB 0.783, RMB 0.783 and RMB 0.775, respectively, and whose contribution to retirement benefit scheme were RMB 0.122, RMB 0.122 and RMB 0.108, respectively.

The five highest paid individuals in the Company for the year ended December 31, 2015 include three supervisors whose emoluments are reflected in the analysis shown above and the note; and two senior managements whose allowances and other benefits were RMB 0.780 and RMB 0.768, respectively, and whose contribution to retirement benefit scheme were RMB 0.130 and RMB 0.132, respectively.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The five highest paid individuals in the Company for the year ended December 31, 2014 include five directors whose emoluments are reflected in the analysis shown above and the note.

During 2016, 2015 and 2014, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

12	INCOME TAX EXPENSE

	2016	2015	2014
	RMB	RMB	RMB
Current taxes	19,762	18,998	41,007
Deferred taxes (Note 30)	(3,994)	(3,272)	(3,276)

	15,768	15,726	37,731

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group is as follows:

	2016	2015	2014
	RMB	RMB	RMB
Profit before income tax expense	45,140	57,815	156,759

Tax calculated at a tax rate of 25%	11,285	14,454	39,190
Tax return true-up	1,887	2,008	1,900
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	1,797	910	2,302
Effect of preferential tax rate	(2,418)	(5,436)	(6,948)
Tax effect of income not subject to tax	(4,935)	(2,875)	(4,953)
Tax effect of expenses not deductible for tax purposes	8,152	6,665	6,240

Income tax expense	15,768	15,726	37,731

13	BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the years ended December 31, 2016, 2015 and 2014 have been computed by dividing profit for the year attributable to owners of the Company of RMB 7,857, RMB 35,517 and RMB 107,172 respectively by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

14	DIVIDENDS

	2016	2015	2014
	RMB	RMB	RMB
Interim dividends attributable to owners of the Company for 2016(a)	3,899	—	—
Proposed final dividends attributable to owners of the Company for 2016(b)	6,957	—	—
Interim dividends attributable to owners of the Company for 2015(c)	—	11,433	—
Final dividends attributable to owners of the Company for 2015(d)	—	4,550	—
Interim dividends attributable to owners of the Company for 2014(e)	—	—	30,656
Final dividends attributable to owners of the Company for 2014(f)	—	—	17,572

	10,856	15,983	48,228

(a)	Interim dividends attributable to owners of the Company in respect of 2016 of RMB 0.02131 yuan per share amounting to a total of RMB 3,899 were paid on September 21, 2016 (A shares) and October 28, 2016 (H shares).
(b)	At the 2nd meeting of the Board in 2017, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2016 of RMB 0.03801 yuan per share amounting to a total of RMB 6,957. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings for the year ended December 31, 2017 when approved at the forthcoming Annual General Meeting.
(c)	Interim dividends attributable to owners of the Company in respect of 2015 of RMB 0.06247 yuan per share amounting to a total of RMB 11,433 were paid on September 18, 2015 (A shares) and October 27, 2015 (H shares).
(d)	Final dividends attributable to owners of the Company in respect of 2015 of RMB 0.02486 yuan per share amounting to a total of RMB 4,550 were paid on June 8, 2016 (A shares) and July 14, 2016 (H shares).
(e)	Interim dividends attributable to owners of the Company in respect of 2014 of RMB 0.16750 yuan per share amounting to a total of RMB 30,656 were paid on September 19, 2014 (A share) and September 29, 2014 (H shares).
(f)	Final dividends attributable to owners of the Company in respect of 2014 of RMB 0.09601 yuan per share amounting to a total of RMB 17,572 were paid on July 9, 2015 (A share) and August 13, 2015 (H shares).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

15	PROPERTY, PLANT AND EQUIPMENT

Year Ended December 31, 2016	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	205,204	1,799,887	953,331	29,586	21,018	236,804	3,245,830
Additions	979	7,995	3,202	624	416	161,336	174,552
Transfers	10,644	109,171	40,216	—	965	(160,996)	—
Disposals or write offs	(2,573)	(23,047)	(6,781)	(1,027)	(267)	(9,689)	(43,384)
Currency translation differences	456	15,207	864	44	136	1,916	18,623

At end of the year	214,710	1,909,213	990,832	29,227	22,268	229,371	3,395,621

Accumulated depreciation and impairment
At beginning of the year	(76,904)	(929,554)	(421,315)	(18,619)	(10,740)	(3,793)	(1,460,925)
Charge for the year and others	(9,677)	(141,530)	(47,750)	(1,753)	(1,297)	—	(202,007)
Impairment charges	(63)	(711)	(5,494)	(1)	(15)	(2,218)	(8,502)
Disposals or write offs or transfers	1,469	15,536	5,501	930	219	6	23,661
Currency translation differences	(148)	(7,241)	(417)	(24)	(138)	(335)	(8,303)

At end of the year	(85,323)	(1,063,500)	(469,475)	(19,467)	(11,971)	(6,340)	(1,656,076)

Net book value
At end of the year	129,387	845,713	521,357	9,760	10,297	223,031	1,739,545

Year Ended December 31, 2015	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	192,026	1,688,154	850,075	28,217	19,345	246,094	3,023,911
Additions	4,421	6,745	70,253	2,403	944	191,466	276,232
Transfers	12,675	133,708	39,084	—	1,405	(186,872)	—
Disposals or write offs	(2,354)	(14,961)	(5,563)	(867)	(280)	(9,608)	(33,633)
Currency translation differences	(1,564)	(13,759)	(518)	(167)	(396)	(4,276)	(20,680)

At end of the year	205,204	1,799,887	953,331	29,586	21,018	236,804	3,245,830

Accumulated depreciation and impairment
At beginning of the year	(68,649)	(807,712)	(373,401)	(17,381)	(8,968)	(109)	(1,276,220)
Charge for the year and others	(10,182)	(115,996)	(51,410)	(2,153)	(2,367)	—	(182,108)
Impairment charges	(81)	(19,893)	(1,489)	(2)	(3)	(3,554)	(25,022)
Disposals or write offs or transfers	1,296	10,039	4,434	771	191	3	16,734
Currency translation differences	712	4,008	551	146	407	(133)	5,691

At end of the year	(76,904)	(929,554)	(421,315)	(18,619)	(10,740)	(3,793)	(1,460,925)

Net book value
At end of the year	128,300	870,333	532,016	10,967	10,278	233,011	1,784,905

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The impairment charge of the Group for the year ended December 31, 2016 amounted to RMB 8,502 (2015: RMB 25,022 primarily related to oil and gas properties, 2014: RMB 3,685, primarily related to certain of the Group’s chemical production facilities under the Refining and Chemicals segment) primarily related to certain chemical and liquefied natural gas production facilities. The impairment of these properties is mainly due to the higher production costs and operating costs and lower price of certain chemical products and Liquefied Natural Gas. The carrying amount of these assets has been reduced to the recoverable amount.

When determining whether there are indications of impairment for oil and gas properties, the Group considers internal factors, mainly including the decline of production and reserve volumes at the late development stage of certain oil blocks and the significant drop in economic benefits of certain oil blocks resulted from the lower price of crude oil, and external factors, mainly including a significant drop in international prices of crude oil resulted from the imbalance of supply and demand of global crude oil. The Group’s subsidiaries or branches under the exploration and production segment will determine whether there are any indications of impairment for their own oil blocks according to the Group’s guidance of indications of impairment for oil and gas properties, and perform the impairment tests on those oil blocks with indications of impairment, and report the results to the Group’s internal professional team (including operation and finance team) for further overall assessment and evaluation. The final results of the impairment tests will be submitted to the Group’s management for review and approval. The Group recorded impairment losses in 2016 and 2015 related to oil and gas properties and construction in progress under the exploration and production segment due to the fact that the international prices of crude oil significantly dropped as a result of the global economic downturn. In addition, the oil reserves of certain oil blocks decreased and the production costs of some super heavy oil blocks and ultra-low permeability oil blocks were high. The above factors jointly led to lower economic benefits of those oil blocks and the impairment losses for the oil and gas properties. The carrying amount of those impaired oil and gas properties was written down to their respective recoverable amounts, which were determined based on the present values of the expected future cash flows of the assets. The Group referred to the weighted average cost of capital of the oil and gas industry when determining discount rate, and made relevant adjustments according to specific risks in different countries or regions. In 2016, the after-tax discount rates adopted by most oil blocks of the Group ranged from 7.1% to 10.3% (2015: 7.0% to 10.0%).

The Group performs an impairment review to identify whether there is any indication that an asset may be impaired. When such an indication exists on those oil and gas properties identified, the Group follows the above procedure to estimate the recoverable amount of the assets. If the carrying amount of the oil and gas properties exceeds their recoverable amount, the carrying amount of the oil and gas properties will be written down to its recoverable amount.

The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2016, 2015 and 2014.

	2016	2015	2014
	RMB	RMB	RMB
At beginning of the year	20,177	20,878	24,507
Additions to capitalized exploratory well costs pending the determination of proved reserves	21,847	21,698	26,504
Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(10,914)	(12,791)	(18,070)
Capitalized exploratory well costs charged to expense	(9,689)	(9,608)	(12,063)

At end of the year	21,421	20,177	20,878

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed.

	December 31, 2016	December 31, 2015
	RMB	RMB
One year or less	13,202	13,330
Over one year	8,219	6,847

Balance at December 31	21,421	20,177

RMB 8,219 at December 31, 2016 (December 31, 2015: RMB 6,847) of capitalized exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.

16	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The summarized financial information of the Group’s principal associates and joint ventures, including the aggregated amounts of assets, liabilities, revenue, profit or loss and the interest held by the Group were as follows:

Name	Country of Incorporation	Registered Capital	Principal Activities	Interest Held
				Direct %	Indirect %
Dalian West Pacific Petrochemical Co., Ltd.	PRC	USD 258 million	Production and sale of petroleum and petrochemical products	28.44	—

China Petroleum Finance Co., Ltd.(i)	PRC	8,331	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business	32.00	—

CNPC Captive Insurance Co., Ltd.	PRC	5,000	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business	49.00	—

China Marine Bunker (PetroChina) Co., Ltd.	PRC	1,000	Oil import and export trade and transportation, sale and storage	—	50.00

Arrow Energy Holdings Pty Ltd.	Australia	AUD 2	Exploration, development and sale of coal seam gas	—	50.00

Trans-Asia Gas Pipeline Co., Ltd.(ii)	PRC	5,000	Main contractor, investment holding, investment management, investment consulting, enterprise management advisory, technology development, promotion and technology consulting	—	50.00

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(i)	In August 2016, China National Petroleum Corporation injected RMB 19,471 cash into China Petroleum Finance Co., Ltd. (the “CP Finance”), of which RMB 2,890 and RMB 16,581 were recorded as “Registered Capital” and “Capital Reserve”, respectively. The registered capital of CP Finance was increased from RMB 5,441 to RMB 8,331. The Company’s share was diluted from 49% to 32%, and the Company’s share of net assets was increased RMB 307.
(ii)	On November 24, 2015, the board of directors of the Company approved the sale by CNPC Exploration and Development Co., Ltd. (“CNPC E&D”), one of the Company’s subsidiaries, of its 50% equity interest in Trans-Asia Pipeline to CNIC Corporation Limited for a consideration equivalent to RMB 14,671. The transaction closed in the second quarter of 2016.

Dividends received and receivable from associates and joint ventures were RMB 10,172 in 2016 (2015: RMB 9,489, 2014: RMB 11,815).

In 2016, investments in associates and joint ventures of RMB 101 (2015: RMB 55, 2014: RMB 71) were disposed of, resulting in a loss of RMB 40 (2015: a gain of RMB 1,258, 2014: a gain of RMB 41).

In 2016, the share of profit and other comprehensive income in all individually immaterial associates and joint ventures accounted for using equity method in aggregate was profit of RMB 2,738 (2015: profit of RMB 3,846, 2014: profit of RMB 5,661) and loss of RMB 204 (2015: income of RMB 1,042, 2014: income of RMB 113), respectively.

Interest in Associates

Summarized financial information in respect of the Group’s principal associates and reconciliation to carrying amount is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	28.44	28.44	32.00	49.00	49.00	49.00
Current assets	3,597	4,214	148,916	351,516	996	2,272
Non-current assets	4,373	4,180	270,507	288,537	10,362	8,095
Current liabilities	8,329	8,248	332,923	544,674	5,594	4,907
Non-current liabilities	5,217	7,000	29,998	51,809	1	—

Net (liabilities) / assets	(5,576)	(6,854)	56,502	43,570	5,763	5,460

Group’s share of net assets	—	—	18,080	21,349	2,824	2,675
Goodwill	—	—	349	349	—	—

Carrying amount of interest in associates	—	—	18,429	21,698	2,824	2,675

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Summarized statement of comprehensive income is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.			China Petroleum Finance Co., Ltd.			CNPC Captive Insurance Co., Ltd.
	2016	2015	2014	2016	2015	2014	2016	2015	2014
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	19,029	18,170	38,983	8,555	10,335	9,703	563	480	376
Profit / (loss) for the year	1,475	(984)	(1,465)	7,524	5,839	5,432	302	286	173
Other comprehensive income	—	—	—	655	294	561	2	1	—

Total comprehensive income / (loss)	1,475	(984)	(1,465)	8,179	6,133	5,993	304	287	173

Group’s share of total comprehensive income	—	—	—	3,628	3,005	2,937	149	141	85

Dividends received by the Group	—	—	—	7,203	631	1,248	—	—	—

Interest in Joint Ventures

Summarized balance sheet in respect of the Group’s principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		Trans-Asia Gas Pipeline Co., Ltd.
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016
	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	50.00	50.00	50.00
Non-current assets	1,974	2,076	32,733	34,902	27,009
Current assets	6,453	4,653	708	597	4,045
Including: cash and cash equivalents	1,461	1,703	368	355	4,025
Non-current liabilities	749	691	25,308	23,595	2,100
Including: Non-current financial liabilities excluding trade and other payables and provisions	500	504	16,304	14,919	2,100
Current liabilities	4,902	3,399	690	1,365	414
Including: Current financial liabilities excluding trade and other payables and provisions	1,188	1,308	316	269	—

Net assets	2,776	2,639	7,443	10,539	28,540

Net assets attributable to owners	2,528	2,416	7,443	10,539	28,540
Group’s share of net assets	1,264	1,208	3,722	5,270	14,270
Elimination of unrealized profit	—	—	—	—	—
Elimination of transactions with the Group	—	—	(45)	(41)	—

Carrying amount of interest in joint ventures	1,264	1,208	3,677	5,229	14,270

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Summarized statement of comprehensive income and dividends received by the group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.			Arrow Energy Holdings Pty Ltd.			Trans-Asia Gas Pipeline Co., Ltd.
	2016	2015	2014	2016	2015	2014	From the closing date to Dec 31, 2016
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	23,336	27,587	53,552	1,135	971	1,120	84
Depreciation, depletion and amortization	92	(88)	(86)	(624)	(484)	(553)	(3)
Interest income	9	35	48	5	6	11	55
Interest expense	(45)	(56)	(71)	(1,307)	(1,189)	(1,052)	(32)
Income tax expense	(47)	(33)	(20)	—	—	—	(1)
Net profit / (loss)	101	93	101	(3,718)	(10,753)	(4,439)	88
Total comprehensive income / (loss)	171	176	(9)	(3,402)	(12,934)	(4,684)	194
Total comprehensive income / (loss) by share	68	67	(14)	(1,701)	(6,467)	(2,342)	97
Elimination of unrealized profit	—	—	—	—	—	—	(354)

Group’s share of total comprehensive income / (loss)	68	67	(14)	(1,701)	(6,467)	(2,342)	(257)

Dividends received by the Group	9	18	11	—	—	—	—

17	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2016	December 31, 2015
	RMB	RMB
Available-for-sale financial assets	2,348	3,198
Less: Impairment losses	(337)	(329)

	2,011	2,869

Available-for-sale financial assets comprise principally unlisted equity securities and bonds.

In 2016, available-for-sale financial assets of RMB 176 (2015: RMB 381, 2014: RMB 67) were disposed of, resulting in the realization of a gain of RMB 184 (2015: RMB 177, 2014: RMB 100).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

18	SUBSIDIARIES

The principal subsidiaries of the Group are:

Company Name	Country of Incorporation	Issued Capital RMB	Type of Legal Entity	Attributable Equity Interest %	Voting Rights%	Principal Activities
Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	100.00	Exploration, production and sale of crude oil and natural gas

CNPC Exploration and Development Company Limited(i)	PRC	16,100	Limited liability company	50.00	57.14	Exploration, production and sale of crude oil and natural gas in and outside the PRC

PetroChina Hong Kong Limited	Hong Kong	HKD 7,592 million	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC

PetroChina International Investment Company Limited	PRC	31,314	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries and joint ventures are the exploration, development and production of crude oil, natural gas, oil sands and coalbed methane outside the PRC

PetroChina International Company Limited(ii)	PRC	18,096	Limited liability company	100.00	100.00	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Company Name	Country of Incorporation	Issued Capital RMB	Type of Legal Entity	Attributable Equity Interest %	Voting Rights%	Principal Activities

PetroChina Pipelines Co., Ltd.(iii)	PRC	80,000	Limited liability company	72.26	72.26

Oil and gas pipeline

transportation, investment

holding, import and export of goods, agency of import and export, import and export of technology, technology promotion service, professional contractor, main contractor

(i)	The Company consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
(ii)	The registered capital of PetroChina International Company Limited was increased from RMB 14,000 to RMB 18,096 in June 2016.
(iii)	The registered capital of PetroChina Pipelines Co., Ltd. was increased from RMB 50 to RMB 80,000 in February 2016.

Summarized financial information in respect of the Group’s principal subsidiaries with significant non-controlling interests is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Co., Ltd.
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50	50	72.26	72.26
Current assets	26,489	36,052	19,193	16,268
Non-current assets	134,510	111,753	235,023	263,268
Current liabilities	15,504	28,551	26,186	54,297
Non-current liabilities	11,648	15,420	12,344	30,492

Net assets	133,847	103,834	215,686	194,747

Summarized statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited			PetroChina Pipelines Co., Ltd.(note)
	2016	2015	2014	2016	2015
	RMB	RMB	RMB	RMB	RMB
Revenue	28,196	33,541	52,258	41,794	2,796
Profit from continuing operations	24,153	2,448	12,473	20,420	1,015
Total comprehensive income	30,391	(7,889)	9,549	20,420	1,015
Profit attributable to non-controlling interests	12,414	1,292	7,535	5,664	282
Dividends paid to non-controlling interests	444	775	3,268	—	720

Note:	PetroChina Pipelines Co., Ltd. was established in November 2015.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Summarized statement of cash flows is as follows:

	CNPC Exploration and Development Company Limited			PetroChina Pipelines Co., Ltd. (note)
	2016	2015	2014	2016	2015
	RMB	RMB	RMB	RMB	RMB
Net cash inflow from operating activities	9,053	8,293	13,792	30,270	2,554
Net cash (outflow) / inflow from investing activities	(18,036)	(2,762)	18,060	14,799	(19,434)
Net cash (outflow) / inflow from financing activities	(2,248)	(4,284)	(7,731)	(47,624)	21,744
Effect of foreign exchange rate changes on cash and cash equivalents	748	586	(44)	—	—
Net (decrease) / increase in cash and cash equivalents	(10,483)	1,833	24,077	(2,555)	4,864
Cash and cash equivalents at the beginning of the year	28,703	26,870	2,793	4,864	—
Cash and cash equivalents at the end of the year	18,220	28,703	26,870	2,309	4,864

Note:	PetroChina Pipelines Co., Ltd. was established in November 2015.

19	ADVANCE OPERATING LEASE PAYMENTS

	December 31, 2016	December 31, 2015
	RMB	RMB
Land use rights	53,653	52,710
Advance lease payments	17,700	17,841

	71,353	70,551

Advance operating lease payments are amortized over the related lease terms using the straight-line method.

20	INTANGIBLE AND OTHER NON-CURRENT ASSETS

	December 31, 2016			December 31, 2015
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and technical know-how	7,237	(5,219)	2,018	7,119	(4,765)	2,354
Computer software	9,614	(6,790)	2,824	8,983	(5,870)	3,113
Goodwill(i)	46,097	—	46,097	45,589	—	45,589
Other	19,134	(6,294)	12,840	18,181	(5,469)	12,712

Intangible assets	82,082	(18,303)	63,779	79,872	(16,104)	63,768

Other assets			38,971			34,504

			102,750			98,272

(i)	Goodwill primarily relates to the acquisition of Singapore Petroleum Company, Petroineos Trading Limited and PetroChina United Pipelines Co., Ltd., completed in 2009, 2011 and 2015, respectively. The recoverable amount of all cash-generating units has been determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management. The discount rates used are pre-tax and reflect specific risks relating to the cash-generating unit. Based on the estimated recoverable amount, no impairment was identified.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

21	INVENTORIES

	December 31, 2016	December 31, 2015
	RMB	RMB
Crude oil and other raw materials	55,371	42,605
Work in progress	10,336	8,426
Finished goods	84,473	79,502
Spare parts and consumables	51	45

	150,231	130,578
Less: Write down in inventories	(3,366)	(3,701)

	146,865	126,877

22	ACCOUNTS RECEIVABLE

	December 31, 2016	December 31, 2015
	RMB	RMB
Accounts receivable	49,338	52,785
Less: Provision for impairment of receivables	(2,023)	(523)

	47,315	52,262

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), at December 31, 2016 and 2015 is as follows:

	December 31, 2016	December 31, 2015
	RMB	RMB
Within 1 year	43,686	49,493
Between 1 and 2 years	2,744	2,231
Between 2 and 3 years	437	239
Over 3 years	448	299

	47,315	52,262

The Group offers its customers credit terms up to 180 days.

Movements in the provision for impairment of accounts receivable are as follows:

	2016	2015	2014
	RMB	RMB	RMB
At beginning of the year	523	516	496
Provision for impairment of accounts receivable	1,633	32	74
Receivables written off as uncollectible	(97)	(12)	(16)
Reversal of provision for impairment of accounts receivable	(36)	(13)	(38)

At end of the year	2,023	523	516

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

23	PREPAYMENTS AND OTHER CURRENT ASSETS

	December 31, 2016	December 31, 2015
	RMB	RMB
Other receivables	13,206	17,124
Advances to suppliers	16,505	19,334

	29,711	36,458
Less: Provision for impairment	(2,386)	(2,432)

	27,325	34,026
Value-added tax to be deducted	36,010	37,600
Prepaid expenses	954	956
Prepaid income taxes	5,406	11,116
Other current assets	7,888	4,582

	77,583	88,280

24	NOTES RECEIVABLE

Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and products. All notes receivable are due within one year.

25	CASH AND CASH EQUIVALENTS

The weighted average effective interest rate on bank deposits was 1.36% per annum for the year ended December 31, 2016 (2015: 1.31% per annum, 2014: 2.23% per annum).

26	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2016	December 31, 2015
	RMB	RMB
Trade payables	80,606	69,496
Advances from customers	60,590	50,930
Salaries and welfare payable	5,396	5,900
Accrued expenses	123	104
Dividends payable by subsidiaries to non-controlling shareholders	2,356	475
Interest payable	4,536	2,995
Construction fee and equipment cost payables	118,011	133,389
Loans borrowed from related parties	1,432	11,055
Other	37,630	56,696

	310,680	331,040

Other consists primarily of customer deposits.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The aging analysis of trade payables at December 31, 2016 and 2015 is as follows:

	December 31, 2016	December 31, 2015
	RMB	RMB
Within 1 year	74,450	64,830
Between 1 and 2 years	3,293	1,987
Between 2 and 3 years	944	1,106
Over 3 years	1,919	1,573

	80,606	69,496

27	BORROWINGS

	December 31, 2016	December 31, 2015
	RMB	RMB
Short-term borrowings excluding current portion of long-term borrowings	71,969	70,059
Current portion of long-term borrowings	71,415	36,167

	143,384	106,226
Long-term borrowings	372,887	434,475

	516,271	540,701

Borrowings of the Group of RMB 65,692 were guaranteed by CNPC, its fellow subsidiaries and a third party at December 31, 2016 (December 31, 2015: RMB 72,625).

The Group’s borrowings include secured liabilities totaling RMB 251 at December 31, 2016 (December 31, 2015: RMB 104).

	December 31, 2016	December 31, 2015
	RMB	RMB
Total borrowings:
— interest free	145	199
— at fixed rates	282,822	358,289
— at floating rates	233,304	182,213

	516,271	540,701

Weighted average effective interest rates:
— bank loans	1.86%	2.15%
— corporate debentures	3.81%	4.59%
— medium-term notes	3.86%	3.97%
— other loans	3.77%	3.69%

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The borrowings by major currency at December 31, 2016 and December 31, 2015 are as follows:

	December 31, 2016	December 31, 2015
	RMB	RMB
RMB	372,111	413,023
US Dollar	136,829	120,180
Other currency	7,331	7,498

	516,271	540,701

The fair values of the Group’s long-term borrowings including the current portion of long-term borrowings are RMB 438,805 (December 31, 2015: RMB 465,848) at December 31, 2016. The carrying amounts of short-term borrowings approximate their fair values.

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the statement of financial position. Such discount rates ranged from -0.09% to 4.90% per annum as of December 31, 2016 (December 31, 2015: 0.06% to 5.60%) depending on the type of the borrowings.

The following table sets out the borrowings’ remaining contractual maturities at the date of the statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	December 31, 2016	December 31, 2015
	RMB	RMB
Within 1 year	160,572	125,377
Between 1 and 2 years	102,096	114,772
Between 2 and 5 years	209,653	267,560
After 5 years	106,879	107,439

	579,200	615,148

28	SHARE CAPITAL

	December 31, 2016	December 31, 2015
	RMB	RMB
Registered, issued and fully paid:
A shares	161,922	161,922
H shares	21,099	21,099

	183,021	183,021

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

29	RESERVES

	2016	2015
	RMB	RMB
Capital Reserve
Beginning balance	133,308	133,308

Ending balance	133,308	133,308

Statutory Common Reserve Fund(a)
Beginning balance	186,840	184,737
Transfer from retained earnings	—	2,103

Ending balance	186,840	186,840

Special Reserve-Safety Fund Reserve
Beginning balance	11,648	10,345
Safety fund reserve	1,540	1,303

Ending balance	13,188	11,648

Currency Translation Differences
Beginning balance	(37,066)	(20,114)
Currency translation differences	7,772	(16,952)

Ending balance	(29,294)	(37,066)

Other Reserves
Beginning balance	(9,790)	(22,706)
Equity transaction with non-controlling interests	224	—
Acquisition of subsidiaries	(259)	12,530
Fair value (loss) / gain on available-for-sale financial assets	(128)	270
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	313	130
Other	404	(14)

Ending balance	(9,236)	(9,790)

	294,806	284,940

(a)	Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to a Statutory Common Reserve Fund (“Reserve Fund”). Appropriation to the Reserve Fund may cease when the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

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

(b)	According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2016, the Company’s distributable reserve amounted to RMB 574,536 (December 31, 2015: RMB 598,337).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

30	DEFERRED TAXATION

Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 25%.

The movements in the deferred taxation account are as follows:

	Year Ended December 31,
	2016	2015	2014
	RMB	RMB	RMB
At beginning of the year	(3,807)	905	3,940
Transfer to profit and loss (Note 12)	(3,994)	(3,272)	(3,276)
Credit to other comprehensive income	1,081	(1,449)	(172)
Acquisition of subsidiaries	—	9	413

At end of the year	(6,720)	(3,807)	905

Deferred tax balances before offset are attributable to the following items:

	December 31, 2016	December 31, 2015
	RMB	RMB
Deferred tax assets:
Receivables and inventories	7,786	9,447
Tax losses	30,438	29,712
Impairment of long-term assets	7,551	7,045
Other	7,184	7,809

Total deferred tax assets	52,959	54,013

Deferred tax liabilities:
Accelerated tax depreciation	32,639	37,039
Other	13,600	13,167

Total deferred tax liabilities	46,239	50,206

Net deferred tax assets	6,720	3,807

Deferred tax balances after offset are listed as follows:

	December 31, 2016	December 31, 2015
	RMB	RMB
Deferred tax assets	20,360	16,927
Deferred tax liabilities	13,640	13,120

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

31	ASSET RETIREMENT OBLIGATIONS

	2016	2015	2014
	RMB	RMB	RMB
At beginning of the year	117,996	109,154	94,531
Liabilities incurred	2,942	4,266	9,992
Liabilities settled	(843)	(677)	(418)
Accretion expense (Note 10)	5,126	5,950	5,406
Currency translation differences	171	(697)	(357)

At end of the year	125,392	117,996	109,154

Asset retirement obligations relate to oil and gas properties (Note 15).

32	PENSIONS

The Group participates in various employee retirement benefit plans (Note 3(t)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2016 amounted to RMB 16,184 (2015: RMB 16,357, 2014: RMB 15,674).

33	CONTINGENT LIABILITIES

(a) Bank and other guarantees

At December 31, 2016 and 2015, the Group did not guarantee related parties or third parties any borrowings or others.

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

(c) Legal contingencies

During the reporting period, the Group has complied with domestic and overseas significant laws and regulatory requirements. Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

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

(a) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from 1 to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2016 and 2015 under non-cancellable operating leases are as follows:

	December 31, 2016	December 31, 2015
	RMB	RMB
No later than 1 year	10,108	9,859
Later than 1 year and no later than 5 years	30,757	30,425
Later than 5 years	148,961	152,053

	189,826	192,337

(b) Capital commitments

At December 31, 2016, the Group’s capital commitments contracted but not provided for mainly relating to property, plant and equipment were RMB 59,664 (December 31, 2015: RMB 56,310).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(c) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were RMB 639 for the year ended December 31, 2016 (2015: RMB 643, 2014: RMB 719).

Estimated annual payments for the next five years are as follows:

	December 31, 2016	December 31, 2015
	RMB	RMB
Within one year	800	800
Between one and two years	800	800
Between two and three years	800	800
Between three and four years	800	800
Between four and five years	800	800

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

35	MAJOR CUSTOMERS

The Group’s major customers are as follows:

	2016		2015		2014
	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue
	RMB	%	RMB	%	RMB	%
China Petroleum & Chemical Corporation	39,481	2	33,482	2	101,364	5
CNPC and its fellow subsidiaries	91,094	6	80,045	5	95,670	4

	130,575	8	113,527	7	197,034	9

36	RELATED PARTY TRANSACTIONS

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

•	Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 104,034 for the year ended December 31, 2016 (2015: RMB 106,304, 2014: RMB 148,712).

•	Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 5,053 for the year ended December 31, 2016 (2015: RMB 6,919, 2014: RMB 9,413).

•	Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 292,168 for the year ended December 31, 2016 (2015: RMB 322,028, 2014: RMB 409,397).

•	Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 1,058 for the year ended December 31, 2016 (2015: RMB 1,141, 2014: RMB 1,498).

•	Amounts due from and to CNPC and its fellow subsidiaries, associates and joint ventures of the Group included in the following accounts captions are summarized as follows:

	December 31, 2016	December 31, 2015
	RMB	RMB
Accounts receivable	6,657	6,658
Prepayments and other receivables	9,123	7,253
Other current assets	4,486	—
Other non-current assets	11,084	11,619
Accounts payable and accrued liabilities	64,772	78,802
Other non-current liabilities	3,755	3,406

•	Interest income represents interest from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 224 for the year ended December 31, 2016 (2015: RMB 304, 2014: RMB 665). The balance of deposits at December 31, 2016 was RMB 32,626 (December 31, 2015: RMB 19,961).

•	Purchases of financial service principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee, etc. The total amount of these transactions amounted to RMB 12,139 for the year ended December 31, 2016 (2015: RMB 14,739, 2014: RMB 15,089).

•	The borrowings from CNPC and its fellow subsidiaries at December 31, 2016 were RMB 255,285 (December 31, 2015: RMB 326,671).

•	Rents and other payments made under financial leasing represent the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the financial leasing agreements entered into by the Group and CNPC and its fellow subsidiaries. The total rents and other payments made under financial leasing amounted to RMB 819 for the year ended December 31, 2016 (2015: RMB 238, 2014: RMB 201).

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

(b) Key management compensation

	Year End December 31,
	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Emoluments and other benefits	12,549	11,256	13,381
Contribution to retirement benefit scheme	1,712	1,915	751

	14,261	13,171	14,132

Note:	Emoluments set out above for the year ended December 31, 2016 exclude RMB 1.64 paid to key management of the Company for the year of 2013, 2014 and 2015 of the deferred merit pay in accordance with relevant requirements by the PRC government (2015: RMB nil, 2014: RMB nil) .

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

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The segment information for the operating segments for the years ended December 31, 2016, 2015 and 2014 is as follows:

	Year Ended December 31, 2016
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	412,484	582,510	1,301,616	247,477	2,197	2,546,284
Less: intersegment sales	(335,716)	(438,853)	(126,344)	(27,784)	(684)	(929,381)

Revenue from external customers	76,768	143,657	1,175,272	219,693	1,513	1,616,903

Depreciation, depletion and amortization	(155,192)	(25,475)	(12,891)	(22,743)	(1,846)	(218,147)
Including: Impairment losses of property, plant and equipment	(882)	(3,413)	(2)	(4,205)	—	(8,502)
Profit / (loss) from operations	3,148	39,026	11,048	17,885	(10,472)	60,635
Finance costs:
Exchange gain						12,828
Exchange loss						(11,571)
Interest income						2,491
Interest expense						(23,348)

Total net finance costs						(19,600)

Share of profit of associates and joint ventures	(158)	13	552	204	3,494	4,105

Profit before income tax expense						45,140
Income tax expense						(15,768)

Profit for the year						29,372

Segment assets	1,260,009	324,357	384,123	546,485	1,434,141	3,949,115
Other assets						25,766
Investments in associates and joint ventures	42,398	1,262	10,455	3,305	21,547	78,967
Elimination of intersegment balances(a)						(1,657,197)

Total assets						2,396,651

Capital expenditures	130,248	12,847	7,983	20,340	968	172,386
Segment liabilities	536,284	124,076	183,159	150,855	668,353	1,662,727
Other liabilities						58,839
Elimination of intersegment balances(a)						(697,650)

Total liabilities						1,023,916

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Geographical information

	Revenue			Non-current assets(b)
Year Ended December 31,	2016	2015	2014	2016	2015	2014
	RMB	RMB	RMB	RMB	RMB	RMB
Mainland China	1,101,055	1,185,189	1,479,183	1,739,351	1,796,288	1,738,389
Other	515,848	540,239	803,779	253,264	228,416	255,552

	1,616,903	1,725,428	2,282,962	1,992,615	2,024,704	1,993,941

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.
(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

38	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on April 27, 2017.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)

(All amounts in millions, except for the per share data and otherwise stated)

In accordance with the Accounting Standards Update 2010-03 Extractive Activities – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (an update of Accounting Standards Codification Topic 932 Extractive Activities — Oil and Gas or “ASC 932”) issued by the Financial Accounting Standards Board and corresponding disclosure requirements of the U.S. Securities and Exchange Commission, this section provides supplemental information on oil and gas exploration and development; and results of operation related to oil and gas producing activities of the Company and its subsidiaries (the “Group”) and also the Group’s investments that are accounted for using the equity method of accounting.

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

Proved reserve estimates as of December 31, 2016, 2015 and 2014 were based on reports prepared by DeGolyer and MacNaughton, Gaffney, Cline & Associates, McDaniel & Associates, Ryder Scott and GLJ independent engineering consultants.

Estimated quantities of net proved crude oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

	Crude Oil and Condensate	Natural Gas	Total — All products
	(million barrels)	(billion cubic feet)	(million barrels of oil equivalent)
Proved developed and undeveloped reserves

The Group
Reserves at December 31, 2013	10,820	69,323	22,374
Changes resulting from:
Revisions of previous estimates	(16)	(2,707)	(467)
Improved recovery	94	—	94
Extensions and discoveries	646	7,511	1,898
Sales	(5)	—	(5)
Production	(946)	(3,029)	(1,451)

Reserves at December 31, 2014	10,593	71,098	22,443
Changes resulting from:
Revisions of previous estimates	(1,663)	(206)	(1,697)
Improved recovery	106	—	106
Extensions and discoveries	457	9,764	2,084
Production	(972)	(3,131)	(1,494)

Reserves at December 31, 2015	8,521	77,525	21,442
Changes resulting from:
Revisions of previous estimates	(747)	(308)	(799)
Improved recovery	93	—	93
Extensions and discoveries	492	4,770	1,287
Production	(921)	(3,275)	(1,467)

Reserves at December 31, 2016	7,438	78,712	20,556

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

	Crude Oil and Condensate	Natural Gas	Total — All products
	(million barrels)	(billion cubic feet)	(million barrels of oil equivalent)
Proved developed reserves at:
December 31, 2014	7,253	35,824	13,224
December 31, 2015	6,196	40,406	12,930
December 31, 2016	5,176	40,664	11,953
Proved undeveloped reserves at:
December 31, 2014	3,340	35,274	9,219
December 31, 2015	2,325	37,119	8,512
December 31, 2016	2,262	38,048	8,603
Equity method investments
Share of proved developed and undeveloped reserves of associates and joint ventures
December 31, 2014	500	449	575
December 31, 2015	504	354	563
December 31, 2016	504	348	562

At December 31, 2016, total proved developed and undeveloped reserves of the Group and equity method investments is 21,118 million barrels of oil equivalent (December 31, 2015: 22,005 million barrels of oil equivalent, December 31, 2014: 23,017 million barrels of oil equivalent), comprising 7,942 million barrels of crude oil and condensate (December 31, 2015: 9,025 million barrels, December 31, 2014: 11,093 million barrels) and 79,060 billion cubic feet of natural gas (December 31, 2015: 77,879 billion cubic feet, December 31, 2014: 71,547 billion cubic feet).

At December 31, 2016, 6,341 million barrels (December 31, 2015: 7,650 million barrels, December 31, 2014: 9,735 million barrels) of crude oil and condensate and 76,245 billion cubic feet (December 31, 2015: 75,858 billion cubic feet, December 31, 2014: 69,836 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located within Mainland China, and 1,097 million barrels (December 31, 2015: 871 million barrels, December 31, 2014: 858 million barrels) of crude oil and condensate and 2,467 billion cubic feet (December 31, 2015: 1,667 billion cubic feet, December 31, 2014: 1,262 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located overseas.

Capitalized Costs

	December 31, 2016	December 31, 2015
	RMB	RMB
The Group
Property costs and producing assets	1,519,124	1,421,608
Support facilities	390,089	378,279
Construction-in-progress	100,114	109,007

Total capitalized costs	2,009,327	1,908,894
Accumulated depreciation, depletion and amortization	(1,063,500)	(929,554)

Net capitalized costs	945,827	979,340

Equity method investments
Share of net capitalized costs of associates and joint ventures	28,999	30,418

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Costs Incurred for Property Acquisitions, Exploration and Development Activities

	2016
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Exploration costs	28,413	685	29,098
Development costs	83,785	13,870	97,655

Total	112,198	14,555	126,753

Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	—	1,990	1,990

	2015
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Property acquisition costs	—	456	456
Exploration costs	28,542	1,011	29,553
Development costs	100,328	18,611	118,939

Total	128,870	20,078	148,948

Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	—	2,798	2,798

	2014
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Property acquisition costs	—	20,406	20,406
Exploration costs	34,457	1,954	36,411
Development costs	126,097	34,117	160,214

Total	160,554	56,477	217,031

Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	—	5,292	5,292

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Results of Operations for Oil and Gas Producing Activities

The results of operations for oil and gas producing activities for the years ended December 31, 2016, 2015 and 2014 are presented below. “Revenue” includes sales to third parties and inter-segment sales (at arm’s-length prices), net of value-added taxes. Resource tax, crude oil special gain levy and other taxes are included in “taxes other than income taxes”. Income taxes are computed using the applicable statutory tax rate, reflecting tax deductions and tax credits for the respective years ended.

	2016
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Revenue
Sales to third parties	32,674	33,033	65,707
Inter-segment sales	245,091	2,898	247,989

	277,765	35,931	313,696
Production costs excluding taxes	(110,977)	(7,233)	(118,210)
Exploration expenses	(17,952)	(624)	(18,576)
Depreciation, depletion and amortization	(123,268)	(18,973)	(142,241)
Taxes other than income taxes	(16,056)	(3,133)	(19,189)
Accretion expense	(4,930)	(196)	(5,126)
Income taxes	(2,150)	(1,161)	(3,311)

Results of operations from producing activities	2,432	4,611	7,043

Equity method investments
Share of profit for producing activities of associates and joint ventures	—	649	649

Total of the Group and equity method investments results of operations for producing activities	2,432	5,260	7,692

	2015
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Revenue
Sales to third parties	41,980	35,983	77,963
Inter-segment sales	292,656	4,696	297,352

	334,636	40,679	375,315
Production costs excluding taxes	(114,848)	(9,177)	(124,025)
Exploration expenses	(17,045)	(1,335)	(18,380)
Depreciation, depletion and amortization	(112,566)	(22,753)	(135,319)
Taxes other than income taxes	(23,727)	(5,050)	(28,777)
Accretion expense	(5,720)	(230)	(5,950)
Income taxes	(15,629)	(1,290)	(16,919)

Results of operations from producing activities	45,101	844	45,945

Equity method investments
Share of profit for producing activities of associates and joint ventures	—	(4,188)	(4,188)

Total of the Group and equity method investments results of operations for producing activities	45,101	(3,344)	41,757

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

	2014
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Revenue
Sales to third parties	87,676	43,260	130,936
Intersegment sales	466,051	9,205	475,256

	553,727	52,465	606,192
Production costs excluding taxes	(116,564)	(9,739)	(126,303)
Exploration expenses	(20,787)	(1,277)	(22,064)
Depreciation, depletion and amortization	(101,168)	(17,522)	(118,690)
Taxes other than income taxes	(102,506)	(10,367)	(112,873)
Accretion expense	(5,220)	(186)	(5,406)
Income taxes	(41,119)	(4,159)	(45,278)

Results of operations from producing activities	166,363	9,215	175,578

Equity method investments
Share of profit for producing activities of associates and joint ventures	—	6,940	6,940

Total of the Group and equity method investments results of operations for producing activities	166,363	16,155	182,518

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2016, 2015 and 2014 is based on the prices used in estimating the Group’s proved oil and gas reserves, year-end costs, currently enacted tax rates related to existing proved oil and gas reserves and a 10% annual discount factor. “Future cash inflows” are net of value-added taxes. Corporate income taxes are included in “future income tax expense”. Other taxes are included in “future production costs” as production taxes.

The standardized measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2016, 2015 and 2014 is as follows:

RMB
The Group
At December 31, 2016
Future cash inflows	4,585,822
Future production costs	(1,896,044)
Future development costs	(553,558)
Future income tax expense	(447,997)

Future net cash flows	1,688,223
Discount at 10% for estimated timing of cash flows	(931,412)

Standardized measure of discounted future net cash flows	756,811

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

At December 31, 2016, RMB 731,206 (December 31, 2015: RMB 1,023,933, December 31, 2014: RMB 1,520,307) of standardized measure of discounted future net cash flows related to proved oil and gas reserves located within mainland China and RMB 25,605 (December 31, 2015: RMB 37,442, December 31, 2014: RMB 74,452) of standardized measure of discounted future net cash flows related to proved oil and gas reserves located overseas.

Share of standardized measure of discounted future net cash flows of associates and joint ventures:

December 31, 2016	13,550
December 31, 2015	19,712
December 31, 2014	37,118

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Changes in Standardized Measure of Discounted Future Net Cash Flows

Changes in the standardized measure of discounted net cash flows for the Group for each of the years ended December 31, 2016, 2015 and 2014 are as follows:

	Year Ended December 31,
	2016	2015	2014
	RMB	RMB	RMB
The Group
Beginning of the year	1,061,375	1,595,704	1,551,265
Sales and transfers of oil and gas produced, net of production costs	(167,108)	(209,600)	(352,016)
Net changes in prices and production costs and other	(370,257)	(716,150)	62,017
Extensions, discoveries and improved recovery	81,248	157,220	189,828
Development costs incurred	32,918	49,064	59,075
Revisions of previous quantity estimates	(61,816)	(121,809)	(51,424)
Accretion of discount	113,324	172,090	160,293
Net change in income taxes	67,127	134,856	(23,786)
Sales	—	—	(493)

End of the year	756,811	1,061,375	1,594,759