Form 20-F
period 2017-12-31
PETROCHINA CO LTD
filed 2018-04-27
CIK 1108329

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017.

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

A Shares, par value RMB1.00 per share***	161,922,077,818(1)
H Shares, par value RMB1.00 per share	21,098,900,000****

(1)	Includes 151,088,693,528 A Shares held by CNPC and 10,833,384,290 A Shares held by the public shareholders.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) or the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

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

*	PetroChina’s H Shares are listed and traded on The Stock Exchange of Hong Kong Limited.
**	Not for trading, but only in connection with the registration of American Depository Shares.
***	PetroChina’s A Shares became listed on the Shanghai Stock Exchange on November 5, 2007.
****	Includes 789,355,600 H Shares represented by American Depositary Shares.

i

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

Item 3 — KEY INFORMATION

Exchange Rates

The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each month during the previous six months and the most recent practicable date:

	Noon Buying Rate(1)
	High	Low
	(RMB per US$)
October 2017	6.6533	6.5712
November 2017	6.6385	6.5967
December 2017	6.6210	6.5063
January 2018	6.5263	6.2841
February 2018	6.3471	6.2649
March 2018	6.3565	6.2685
April 2018 (ending through April 20)	6.3045	6.2655

(1)	The exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board. On April 20, 2018, the exchange rate was RMB6.2945 to US$1.00.

Average Noon Buying Rates(1)

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2013, 2014, 2015, 2016 and 2017, calculated by averaging the noon buying rates on the last day of each month during the relevant year:

Average Noon Buying Rate(1)
(RMB per US$)
2013	6.1412
2014	6.1701
2015	6.2869
2016	6.6549
2017	6.7350

(1)	The exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

Selected Financial Data

Historical Financial Information

You should read the selected historical financial data set forth below in conjunction with our consolidated financial statements and the notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected consolidated statement of comprehensive income (except for ADS data) and cash flow data for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated statement of financial position data as of December 31, 2016 and 2017 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of comprehensive income data (except for ADS data) and cash flow data for the years ended December 31, 2013 and 2014 and the selected consolidated statement of financial position data as of December 31, 2013, 2014 and 2015 set forth below are derived from our audited financial statements not included in this annual report. Our consolidated financial statements were prepared in accordance with IFRS as issued by the International Accounting Standards Board. The financial information included in this section may not necessarily reflect our results of operations, financial position and cash flows in the future.

	As of or for the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB
	(In millions, except for per share, per ADS data and percentages)
Consolidated Statement of Comprehensive Income Data
Revenue	2,258,124	2,282,962	1,725,428	1,616,903	2,015,890
Total operating expenses	(2,069,482)	(2,113,129)	(1,646,176)	(1,556,268)	(1,948,168)
Profit from operations	188,642	169,833	79,252	60,635	67,722
Profit before income tax expense	178,063	156,759	57,815	45,140	53,089
Income tax expense	(35,789)	(37,731)	(15,726)	(15,768)	(16,296)
Profit for the year	142,274	119,028	42,089	29,372	36,793
Attributable to:
Owners of the Company	129,599	107,172	35,517	7,857	22,798
Non-controlling interests	12,675	11,856	6,572	21,515	13,995
Basic and diluted earnings per share attributable to owners of the Company(1)	0.71	0.59	0.19	0.04	0.12
Basic and diluted net earnings per ADS(2)	70.81	58.56	19. 41	4.29	12.46
Consolidated Statement of Financial Position Data
Total current assets	430,953	391,308	349,344	381,665	425,162
Total non-current assets	1,911,157	2,014,165	2,044,500	2,014,986	1,979,450
Total assets	2,342,110	2,405,473	2,393,844	2,396,651	2,404,612
Total current liabilities	645,489	579,829	471,407	499,263	576,667
Total non-current liabilities	426,686	507,863	578,403	524,653	446,626
Total liabilities	1,072,175	1,087,692	1,049,810	1,023,916	1,023,293
Equity attributable to owners of the Company	1,132,735	1,175,894	1,179,716	1,189,024	1,193,520
Non-controlling interests	137,200	141,887	164,318	183,711	187,799
Total equity	1,269,935	1,317,781	1,344,034	1,372,735	1,381,319
Other Financial Data
Dividend declared and proposed per share	0.32	0.26	0.09	0.06	0.13
Dividend declared and proposed per ADS	31.87	26.35	8.73	5.93	13.00
Capital expenditures	318,696	291,729	202,238	172,386	216,227
Return on net assets (%)(3)	11.4	9.1	3.0	0.7	1.9
Consolidated Statement of Cash Flow Data
Net cash flows from operating activities	288,529	356,477	261,312	265,179	366,655
Net cash flows used for investing activities	(266,510)	(290,838)	(215,879)	(175,887)	(243,546)
Net cash flows used for financing activities	(12,239)	(44,312)	(45,439)	(67,007)	(94,725)

(1)	As of December 31, 2013, 2014, 2015, 2016 and 2017, respectively, basic and diluted earnings per share were calculated by dividing the profit attributable to owners of the Company by 183.021 billion, the total number of shares outstanding in each of these financial years.

(2)	Each ADS represents 100 H Shares. The basic and diluted earnings per ADS were calculated with the same method as that used for the calculation of the basic and diluted earnings per share.
(3)	Return on net assets is calculated as “Profit for the year attributable to owners of the Company” divided by “Equity attributable to owners of the Company”.

Risk Factors

Our business is primarily subject to various changing competitive, economic and social conditions. Such changing conditions entail certain risks, which are described below.

Risks Related to Macro Economic Conditions

Our operations may be adversely affected by international and domestic economic conditions. As the oil and gas industry is sensitive to macro-economic trends, oil and gas prices tend to fluctuate along with changes in macro-economic conditions. We may experience pricing pressure on our refined products in recessionary periods, which would have an adverse effect on our profitability. In 2017, the domestic economy was undergoing transformation and adjustment, which affected the demand for certain of our products. These factors may also lead to intensified competition for market share, with consequential potential adverse effects on sales volumes. Inflation may lead to increase in our operating costs. Notwithstanding the measures taken by the PRC government to control inflation, China may experience an increase in inflation in the future and our operating costs may become higher than anticipated. The financial and economic situation may also have a negative impact on third parties with whom we do, or may do, business. Any of these factors may adversely affect our financial condition, results of operations and liquidity.

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

Risks Related to Outbound Investments and Trading

We are subject to various political, legal and regulatory environments in foreign developing countries where we operate, some of which are known to be unstable and differ in certain significant respects from those prevailing in developed countries. The main factors affecting our outbound investments include unstable political situations, unstable tax policies and unstable regulatory regimes. CNPC, our controlling shareholder, and its affiliates and subsidiaries may choose to undertake, without our involvement, overseas investments, operations and trading in the oil and gas industry, including certain exploration and production of oil and gas, refining, transportation, trading, engineering construction and technical services, operations of pipelines and liquefied natural gas, or LNG projects, or other business activities in certain countries or with certain entities that are subject to U.S. sanctions, including Iran, Cuba, Syria, Myanmar, Russia and Venezuela.

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

In August 2017, the United States imposed economic sanctions against the Government of Venezuela and certain state-owned entities, including Petroleos de Venezuela, S.A. (“PdVSA”). These sanctions prohibit U.S. persons from transacting in, providing financing for or otherwise dealing in “new debt” issued by these entities on or after August 25, 2017, with certain exceptions for short-term debt. Neither CNPC nor PetroChina purchased such new debt securities issued by the Government of Venezuela or by PdVSA, nor did they provide any assistance to third parties in this regard. CNPC has longstanding trading and investment activities in Venezuela. In 2017, based on certain pre-existing contract obligations, we purchased refined oil from PdVSA for resale and we sold propane to PetroMar A.V.V., which is a subsidiary of PdVSA. Our revenue generated from such dealings accounted for approximately 0.3% of our total revenue in 2017. In 2008, CNPC Exploration and Development Company Limited (“CNPC E&D”), a joint venture held as to 50% by us and 50% by a wholly-owned subsidiary of CNPC, acquired 40% stake in the Carabobo block in Monagas State, Venezuela. The other 60% stake of the block is held by PdVSA, which also serves as the operator of the block. The block produces and sells heavy oil. For the year ended December 31, 2017, the share of profit generated from the block accounted for approximately 1.4% of our total profit. CNPC E&D currently does not plan to discontinue the business or dispose of the interest in this block.

We closely monitor the possible impacts of U.S. sanctions, including sanctions against these Russian and Venezuelan entities which have trading or investment relationships with CNPC or us. We do not believe that our activities, nor those of CNPC, with these entities are in violation of applicable economic sanctions administered by the United States. However, we cannot assure you that current or future regulations or developments related to economic sanctions will not have a material adverse impact on our business or reputation. Certain U.S. based investors may not wish to invest and have proposed or adopted divestment or similar initiatives regarding investments in companies that do business with countries and entities that are subject to U.S. sanctions. These investors may not wish for CNPC or us to make investments or conduct activities in the countries or with the entities that are the subject of U.S. sanctions and may divest their investment in us because of our relationship with CNPC and its investments and activities in those countries or with those entities that are the subject of U.S. sanctions. As a result, the trading prices of our ADSs may be adversely affected.

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

Risks Related to Controlling Shareholder

As of December 31, 2017, CNPC beneficially owned approximately 82.71% of our share capital. This ownership percentage enables CNPC to elect our entire board of directors without the concurrence of any of our other shareholders. Accordingly, CNPC is in a position to:

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

In recent years, international prices for crude oil have declined substantially in response to changes in global and regional economy, politics and supply and demand for crude oil. In 2017, international crude oil prices increased but still remained at a low level in general. We do not have, and will not have, control over factors affecting international prices for crude oil. Fluctuations in crude oil prices have a significant impact in our results of operations. A decline in crude oil prices may reduce revenues from, and may result in a loss in, our exploration and production segment. Further, if crude oil prices remain at a low level for a prolonged period, our company has to determine and estimate whether our oil and gas assets may suffer impairment and, if so, the amount of the impairment. An increase in crude oil prices may, however, increase the production costs of refined products reduce demand for our products and affect our operating profits.

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

Risks Related to Environmental Protection and Safety Production

Compliance with changes in laws, regulations and obligations relating to environmental protection and safety production could result in substantial expenditures and reduced profitability from increases in operating costs. In recent years, China has implemented environmental protection and safety production laws and regulations and has gradually improved refined oil standards which have stricter requirements for our business, and led to an increase in our operating costs. In the future, China will implement more stringent environmental protection and safety production regulations and impose higher standards on refined oil products. Compliance with these new regulations and standards will increase our costs and expenses.

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

China is a signatory country to the Paris Agreement which has taken effect since November 2016. China is expected to reach the peak level of carbon emissions by 2030. In 2017, China rolled out the national carbon quota trading system. As a result, a majority of our subsidiaries operating in China will be subject to mandatory requirement with respect to carbon emission quota and trading, which could increase our costs of operations.

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

Risks Related to Liquidity

We have made best endeavors to ensure an appropriate level of liquidity and financing ability. However, as we are currently making our efforts to find high-quality large-scale reserves, strengthening capacity building in key areas, constructing new, and expanding some existing, refinery and petrochemical facilities and constructing several natural gas and oil pipelines, we may have to make substantial capital expenditures and investments. We cannot assure you that the cash generated by our operations will be sufficient to fund these development plans or that our actual future capital expenditures and investments will not significantly exceed our current planned amounts. If either of these conditions arises, we may have to seek external financing to satisfy our capital needs. Our inability to obtain sufficient funding for our development plans could adversely affect our business, financial condition and results of operations.

Risks Related to Effectiveness of Internal Control over Financial Reporting

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Although our management concluded that our internal control over our financial reporting for the fiscal year ended December 31, 2017 was effective, and our independent registered public accounting firm has issued an attestation report, which concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2017, we may discover other deficiencies in the course of our future evaluation of our internal control over our financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADSs, H Shares or A Shares.

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

The PCAOB has conducted inspections of independent registered public accounting firms outside of China and has at times identified deficiencies in the audit procedures and quality control procedures of those accounting firms. Such deficiencies may be addressed in those accounting firms’ future inspection process to improve their audit quality. Due to the lack of PCAOB inspections of audit work undertaken in China, our investors do not have the benefit of the PCAOB inspection of our independent registered public accounting firm’s audit work and audit quality control procedures.

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

If the settlement terms are not adhered to, the Chinese member firms of “Big Four” accounting firms may be suspended from practicing before the SEC, which could in turn delay the timely filing of our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another registered public accounting firm to audit and issue an opinion on our financial statements and our internal control over financial reporting. A delinquency in our filing of the annual report with the SEC may result in the NYSE initiating delisting procedures, which could harm our reputation and have other material adverse effects on our overall growth and prospect.

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

We have increased our efforts to pursue attractive business opportunities outside China as part of our business growth strategy to utilize both domestic and international resources to strengthen our competitiveness. Since 2005, we have acquired interests in various oil and natural gas assets in several countries, which significantly expanded our overseas operations and effectively increased our oil and gas reserves and production volumes. We are currently assessing the feasibility of making further investments in international oil and gas markets. At the same time, we have been maintaining certain proportion of imported crude oil and natural gas in accordance with our needs. In 2017, we imported approximately 572.5 million barrels of crude oil, as compared to 488.6 million barrels and 486.1million barrels of crude oil in 2015 and 2016, respectively.

We were established as a joint stock company with limited liability under the Company Law of the PRC on November 5, 1999 as part of a restructuring in which CNPC transferred to us most of the assets and liabilities of CNPC relating to its exploration and production, refining and marketing, chemicals and natural gas businesses.

On April 7, 2000, we completed a global offering of H Shares and ADSs. In September 2005, we completed a follow-on offering of over 3 billion H Shares at the price of HK$6.00 per share. In October 2007, we issued 4 billion A Shares at an issue price of RMB16.7 per share. The A Shares were listed on the Shanghai Stock Exchange on November 5, 2007. As of December 31, 2017, CNPC beneficially owned 151,380,211,528 shares in us, which included 291,518,000 H Shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC, representing approximately 82.71% of the share capital of us.

For a description of our principal subsidiaries, see Note 18 to our consolidated financial statements.

Our headquarters are located at 9 Dongzhimen North Street, Dongcheng District, Beijing, China, 100007, and our telephone number at this address is (86-10) 5998-6223. Our website address is www.petrochina.com.cn. The information on our website is not part of this annual report.

Our Corporate Organization Structure

The following chart illustrates our corporate organization structure as of December 31, 2017.

(1)	Indicates approximate shareholding.
(2)	Indicates approximate shareholding, including the 291,518,000 H Shares indirectly held by CNPC as of December 31, 2017 through Fairy King Investments Limited, a wholly owned overseas subsidiary of CNPC, and not including the 5,881,000,000 A shares transferred to and held in a trust account as collaterals for the exchangeable bonds issued by CNPC.
(3)	Includes PetroChina Planning & Engineering Institute, PetroChina Exploration & Development Research Institute, IT Service Center, PetroChina Petrochemical Research Institute and several other companies.

Acquisitions and Divestment

For material acquisition and divestment, please see “Item 7-Major Shareholders and Related Party Transactions-Related Party Transactions”.

OUR EXPLORATION AND PRODUCTION SEGMENT

Xinjiang Oil Region
Tarim Oil and Gas Region
Tuha Oil and Gas Region
Qinghai Oil and Gas Region
Daqing Oil Region
Jilin Oil Region
Erlian Oil and Gas Region
Changqing Oil and Gas Region
Bohai Bay Oil and Gas Region
Sichuan Gas Region
Urumqi
Lhasa
Beijing
Xian
Kunming
Guangzhou
Shanghai
EAST CHINA SEA
SOUTH CHINA SEA
Gas Field
Oil Field

Exploration and Production

We engage in crude oil and natural gas exploration, development and production. Substantially all of our total estimated proved crude oil and natural gas reserves are located in China, principally in Northeastern, Northern, Southwestern and Northwestern China. Meanwhile, we have enhanced our overseas cooperation and expanded our strategic presence in five major overseas oil and gas cooperation regions by conducting new project development. In the year ended December 31, 2017, the crude oil and natural gas produced by us at overseas regions accounted for 16.2% and 7.9% of our total production of crude oil and natural gas, respectively.

We currently hold exploration and exploitation licenses for oil and gas (including coal seam gas) covering a total area of approximately 316.5 million acres, including the exploration licenses covering a total area of approximately 286.8 million acres and the exploitation licenses covering a total area of approximately 29.7 million acres.

The following table sets forth the financial and operating data of our exploration and production segment for each of the years ended December 31, 2015, 2016 and 2017:

	Year Ended December 31,
	2015	2016	2017
Revenue (RMB in millions)	475,412	412,484	505,430
Profit from operations (RMB in millions)	33,961	3,148	15,475
Proved developed and undeveloped reserves
Crude oil (million barrels)	8,521.1	7,437.8	7,481.3
Natural gas (Bcf)	77,524.7	78,711.8	76,887.6
Production
Crude oil (million barrels)	971.9	920.7	887.0
Natural gas for sale (Bcf)	3,131.0	3,274.5	3,423.4

Reserves

Our estimated proved reserves as of December 31, 2017 totaled approximately 7,481.3 million barrels of crude oil and approximately 76,887.6 Bcf of natural gas. As of December 31, 2017, proved developed reserves for crude oil and natural gas accounted for 74.8% and 51.0% of our total proved crude oil and natural gas reserves, respectively. Total proved hydrocarbon reserves, including our overseas crude oil reserves of 859.4 million barrels and overseas natural gas reserves of 2,185.5 Bcf, decreased by 1.3% from approximately 20,556.4 million BOE as of December 31, 2016 to approximately 20,295.9 million BOE as of December 31, 2017. Natural gas as a percentage of total proved hydrocarbon reserves decreased from 63.8% as of December 31, 2016 to 63.1% as of December 31, 2017.

We prepared our reserves estimates as of December 31, 2015, 2016 and 2017 on the basis of the reports prepared by independent engineering consultants, namely DeGolyer and MacNaughton, Ryder Scott Company L.P., GLJ Petroleum Consultants and McDaniel & Associates Consultants Ltd. Our reserves estimates include only crude oil and natural gas which we believe can be reasonably produced within the current terms of our production licenses or within the terms of the licenses which we are reasonably certain can be renewed. See “Regulatory Matters — Exploration Licenses and Production Licenses” for a discussion of our production licenses. Also see “Item 3 — Key Information — Risk Factors — Risks Related to Oil and Gas Reserves” for a discussion of the uncertainty inherent in the estimation of proved reserves.

Our reserves data in 2015, 2016 and 2017 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”.

Internal Controls Over Reserves Estimates

We have appointed a Reserves Assessment Directing Team, or the RAD Team. The leader of the RAD Team is our vice president in charge of our upstream business.

In recent years, we have been implementing a practicing professional certification regime to supervise our employees engaged in oil and gas reserves evaluation and auditing functions. We have set up a team of reserves auditors covering our headquarter office and regional companies to perform reserves evaluation and audits. Meanwhile, we have established a special reserves management department in our exploration and production segment. Each of the officers and employees of that department has over 20 years’ experience in oil industry and over 10 years’ experience in SEC-guided reserves evaluation. All of the members of that department have national-level registered qualifications in reserves expertise. Each regional company has established a reserves management committee and a multi-disciplinary reserves research office. Mr. Duan Xiaowen, the head of the Reserves Administration Division of the exploration and production segment, is the person in charge of our reserves estimation. Mr. Duan holds a bachelor’s degree in geology and a master’s degree in business administration. He has over 25 years of work experience in oil and gas exploration and development industry and has been engaged in reserves estimate and management for a long time. Since 2008, Mr. Duan has been involved in the supervision of reserves estimation and management in our company. In 2016, Mr. Duan became the division head primarily responsible for overseeing the preparation of the reserves estimates, estimation technology and management. The reserves research offices of the regional companies are responsible for estimating newly discovered reserves and updating the estimates of existing reserves. The results of our oil and gas reserves assessment are subject to a two-level review by both the regional companies and our exploration and production company, with final examination and approval by the RAD Team.

In addition, we commissioned independent assessment firms to independently reassess our annually assessed proved reserves in accordance with relevant SEC rules. We disclose the reserves as assessed by independent assessment firms in accordance with the SEC requirements.

Third-Party Reserves Report

DeGolyer and MacNaughton, an independent petroleum engineering consulting firm based in the United States, carried out an independent assessment of our reserves in China and certain other countries as of December 31, 2015, 2016 and 2017. Mr. Thomas C. Pence, a senior vice president of DeGolyer and MacNaughton, is primarily responsible for supervising the preparation of our reserves report. Mr. Pence is a Registered Professional Engineer in Texas, a member of the International Society of Petroleum Engineers, and has over 35 years of experience in oil and gas reservoir studies and reserves evaluations.

Ryder Scott Company, L.P. (“Ryder Scott”), an independent petroleum engineering consulting firm based in the United States, carried out an independent assessment of certain of our selected petroleum assets such as in Chad, West Qurna and Peru as of December 31, 2015, 2016 and 2017. Mr. John MacDonald and Mr. Timour Baichev, each a vice president of Ryder Scott, were responsible for overseeing the estimate of the reserves, future production and income as stated in the reserves report. Mr. John MacDonald is a licensed professional engineer and has over 33 years of experience in the petroleum reserves estimation and evaluation industry. Mr. Timour Baichev is a licensed professional engineer and has over 34 years of experience in the petroleum reserves estimation and evaluation industry.

GLJ Petroleum Consultants (“GLJ”), a petroleum consulting firm based in Canada, carried out an independent assessment of our reserves for certain gas and oil properties in Canada as of December 31, 2015, 2016 and 2017. Ms. Trisha MacDonald was the project manager for the evaluation. She is a senior engineer and has over 10 years of relevant experience. Mr. Jodi L. Anhorn, the executive vice president and chief operation officer of GLJ, was the technical supervisor for the evaluation. He is an internationally recognized oil and gas resource evaluation expert and has over 20 years of working experience.

McDaniel & Associates Consultants Ltd., a petroleum consulting firm with its headquarters in Canada, carried out an independent assessment of our reserves held through PetroKazakhstan Inc. as of December 31, 2015, 2016 and 2017. Mr. Cam Boulton, a vice president of McDaniel & Associates Consultants Ltd., was responsible for supervising the preparation of our reserves report. Mr. Boulton is a member of the Association of Professional Engineers and Geoscientists of Alberta and a member of Society of Petroleum Engineers. He has over 10 years’ experience in oil and gas reservoir evaluation.

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

The following table sets forth our estimated proved reserves (including proved developed reserves and proved undeveloped reserves), proved developed reserves and proved undeveloped reserves of crude oil and natural gas as of December 31, 2015, 2016 and 2017.

	Crude Oil	Natural Gas(1)	Combined
	(Million barrels)	(Bcf)	(BOE, in millions)
Proved developed and undeveloped reserves
Reserves as of December 31, 2014	10,593.4	71,097.5	22,443.0
Revisions of previous estimates	(1,662.9)	(206.0)	(1,697.1)
Extensions and discoveries	456.9	9,764.2	2,084.3
Improved recovery	105.6	—	105.6
Sold	—	—	—
Production for the year	(971.9)	(3,131.0)	(1,493.9)
Reserves as of December 31, 2015	8,521.1	77,524.7	21,441.9
Revisions of previous estimates	(810.9)	(863.2)	(954.7)
Extensions and discoveries	491.7	4,770.3	1,286.8
Improved recovery	93.0	—	93.0
Bought	63.6	554.5	156.0
Production for the year	(920.7)	(3,274.5)	(1,466.6)
Reserves as of December 31, 2016	7,437.8	78,711.8	20,556.4
Revisions of previous estimates	486.2	(1,750.8)	194.6
Extensions and discoveries	346.3	3,350.0	904.6
Improved recovery	98.0	—	98.0
Bought	—	—	—
Production for the year	(887.0)	(3,423.4)	(1,457.7)
Reserves as of December 31, 2017	7,481.3	76,887.6	20,295.9
Proved developed reserves
As of December 31, 2015	6,195.8	40,406.1	12,930.2
As of December 31, 2016	5,176.3	40,663.8	11,953.5
As of December 31, 2017	5,592.9	39,242.6	12,133.2
Proved undeveloped reserves
As of December 31, 2015	2,325.3	37,118.6	8,511.7
As of December 31, 2016	2,261.5	38,048.0	8,602.9
As of December 31, 2017	1,888.4	37,645.0	8,162.7

(1)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

Our proved undeveloped reserves were 8,162.7 million BOE in 2017. The main changes in our proved undeveloped reserves in 2017 included (i) an increase of 904.6 million BOE through extensions and discoveries; (ii) an increase of 98.0 million BOE through improved recovery; (iii) a decrease of 465.6 million BOE due to our optimization adjustment in the investment plans with respect to certain proved undeveloped reserves; and (iv) the conversion of 977.2 million BOE of proved undeveloped reserves into proved developed reserves. In 2017, we spent RMB107,472 million on developing proved undeveloped reserves. The overwhelming majority of our proved undeveloped reserves were situated around the oil fields that are currently producing. The majority of our proved undeveloped reserves are already scheduled for development within five years after initial booking.

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

The following tables set forth our crude oil and natural gas proved reserves and proved developed reserves by region as of December 31, 2015, 2016 and 2017.

	As of December 31,
	2015		2016		2017
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
	(Million barrels)
Crude oil reserves
Daqing	1,804.7	1,483.0	1,504.7	1,226.3	1,513.7	1,283.9
Changqing	2,186.0	1,600.6	1,917.8	1,319.1	2,049.2	1,413.9
Xinjiang	1,040.0	875.6	795.1	730.5	927.3	855.9
Other regions(1)	3,490.4	2,236.6	3,220.2	1,900.4	2,991.1	2,039.2

Total	8,521.1	6,195.8	7,437.8	5,176.3	7,481.3	5,592.9

	As of December 31,
	2015		2016		2017
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
	(Bcf)
Natural gas reserves(2)
Changqing	25,808.0	10,826.0	25,697.9	9,920.8	25,509.2	9,107.4
Tarim	24,270.6	14,303.3	24,019.2	14,336.1	22,918.7	14,054.7
Chuanyu	13,399.5	5,833.1	13,905.1	6,982.4	13,838.0	6,756.5
Other regions(1)	14,046.6	9,443.7	15,089.6	9,424.5	14,621.7	9,324.0

Total	77,524.7	40,406.1	78,711.8	40,663.8	76,887.6	39,242.6

(1)	Represents other oil regions in China and our overseas oil and gas fields.
(2)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

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

The following table sets forth the number of wells we drilled, or in which we participated, and the results thereof, for the periods indicated.

Year		Daqing	Xinjiang	Changqing	Others(1)	Total
2015
	Net exploratory wells drilled(2)	136	123	790	549	1,598
	Crude oil	118	79	414	303	914
	Natural gas	5	6	103	76	190
	Dry(3)	13	38	273	170	494
	Net development wells drilled(2)	3,674	1,359	4,967	3,385	13,385
	Crude oil	3,645	1,339	4,098	2,957	12,039
	Natural gas	22	20	841	392	1,275
	Dry(3)	7	—	28	36	71
2016
	Net exploratory wells drilled(2)	148	134	955	550	1,787
	Crude oil	127	87	625	353	1,192
	Natural gas	9	1	125	75	210
	Dry(3)	12	46	205	122	385
	Net development wells drilled(2)	3,150	792	5,135	2,194	11,271
	Crude oil	3,129	777	4,526	1,824	10,256
	Natural gas	15	15	551	354	935
	Dry(3)	6	—	58	16	80
2017
	Net exploratory wells drilled(2)	217	132	868	608	1,825
	Crude oil	184	69	539	346	1,138
	Natural gas	13	11	59	108	191
	Dry(3)	20	52	270	154	496
	Net development wells drilled(2)	3,205	1,520	6,020	3,731	14,476
	Crude oil	3,185	1,504	4,217	2,898	11,804
	Natural gas	10	13	1,746	820	2,589
	Dry(3)	10	3	57	13	83

(1)	Represents the Liaohe, Jilin, Huabei, Dagang, Sichuan, Tarim, Tuha, Qinghai, Jidong, Yumen, Zhejiang, southern and other oil regions.
(2)	“Net” wells refer to the wells after deducting interests of others. No third parties own any interests in any of our wells.
(3)	“Dry” wells are wells with insufficient reserves to sustain commercial production.

We had 571 wells in the process of being drilled and 7,706 wells with multiple completions as of December 31, 2017.

Oil-and-Gas Properties

The following table sets forth our interests in developed and undeveloped acreage by oil region and in productive crude oil and natural gas wells as of December 31, 2017.

			Acreage(1) (Thousand acres)
	Productive Wells(1)		Developed		Undeveloped
Oil Region	Crude Oil	Natural Gas	Crude Oil	Natural Gas	Crude Oil	Natural Gas
Daqing	75,137	328	1,151.91	103.41	796.18	112.28
Changqing	61,356	13,074	1,397.48	5,863.47	730.42	1,932.27
Xinjiang	32,884	284	390.48	63.44	229.39	18.27
Other regions(2)	73,917	6,027	1,635.40	1,305.08	1,064.25	1,754.88

Total	243,294	19,713	4,575.27	7,335.40	2,820.24	3,817.70

(1)	Includes all wells and acreage in which we have an interest. No third parties own any interests in any of our wells or acreage.
(2)	Represents the Liaohe, Jilin, Huabei, Dagang, Southwestern, Tarim, Tuha, Qinghai, Jidong, Yumen, Zhejiang, Southern and other oil regions.

Production

The following table sets forth our historical average net daily crude oil and natural gas production by region and our average sales price for the years ended December 31, 2015, 2016 and 2017.

	For the Year Ended December 31,			% of 2017 Total
	2015	2016	2017
Crude oil production(1)
(thousand barrels per day, except percentages or otherwise indicated)
Daqing	755.8	717.2	668.8	27.5
Changqing	502.0	482.7	479.9	19.7
Xinjiang	238.9	224.7	229.0	9.4
Other(2)	1,166.1	1,090.9	1,052.4	43.4

Total	2,662.8	2,515.5	2,430.1	100

Annual production (million barrels)	971.9	920.7	887.0
Average sales price (US$ per barrel)	48.35	37.99	50.64

Natural gas production(1)(3)
(million cubic feet per day, except percentages or otherwise indicated)
Changqing	3,181.2	3,103.5	3,121.7	33.3
Tarim	2,083.0	2,093.1	2,277.3	24.3
Chuanyu	1,412.5	1,696.1	1,844.1	19.7
Other(4)	1,901.4	2,054.1	2,136.1	22.7

Total	8,578.1	8,946.8	9,379.2	100

Annual production (Bcf)	3,131.0	3,274.5	3,423.4
Average realized price (US$ per Mcf)(5)	6.23	4.67	5.18

(1)	Production volumes for each region include our share of the production from all of our cooperative projects with foreign companies in that region.
(2)	Represents production from the Liaohe, Jilin, Huabei, Dagang, Tarim, Tuha, Qinghai, Jidong, Yumen and other oil regions and our share of overseas production as a result of our acquisition of overseas assets.
(3)	Represents production of natural gas for sale.
(4)	Represents production from the Daqing, Qinghai, Tuha, Xinjiang, Liaohe, Huabei, Dagang, Jilin, Jidong, Yumen and other oil and gas regions and our share of overseas production as a result of our acquisition of overseas assets.
(5)	For natural gas citygate price, please refer to “Item 5 — Operating and Financial Review and Prospects — Overview”.

In 2017, we supplied a substantial majority of our total crude oil sales to our refineries. In addition, we enter into annual crude oil mutual supply framework agreement with Sinopec for supply of crude oil to each other’s refineries. Under the annual agreement for 2018, we agreed in principle to supply 1.09 million tons of crude oil to Sinopec’s refineries and Sinopec agreed in principle to supply 1.57 million tons of crude oil to us in 2018.

The following table sets forth our average sales prices and average lifting costs of crude oil and natural gas of our company on an overall basis and those in China in 2015, 2016 and 2017.

	Crude Oil Average Realized Prices (RMB/ton)	Natural Gas Average Realized Prices (RMB/Kilostere)	Average Lifting Cost (US$/BOE)
2015
Overall	2,225	1,371	12.98
— China	2,237	1,468	14.26
2016
Overall	1,865	1,097	11.67
— China	1,831	1,146	13.00
2017
Overall	2,526	1,236	11.53
— China	2,494	1,225	12.71

Principal Oil and Gas Regions

Daqing Oil Region

The Daqing oil region, our largest oil and gas producing property, is located in the Songliao basin and covers an area of approximately one million acres. In 2015, 2016 and 2017, our crude oil production volume in the Daqing oil region was 755.8 thousand barrels, 717.2 thousand barrels and 668.8 thousand barrels per day, respectively. As of December 31, 2017, we produced crude oil from 40 fields in the Daqing oil region.

As of December 31, 2017, our proved crude oil reserves in the Daqing oil region were 1,513.7 million barrels, representing 20.2% of our total proved crude oil reserves. As of December 31, 2015 and 2016, the proved crude oil reserves in our Daqing oil region were 1,804.7 million barrels and 1,504.7 million barrels, respectively. In 2017, the crude oil reserve-to-production ratio of the Daqing oil region was 6.1 years.

Daqing’s crude oil has low sulfur and high paraffin content. As many refineries in China, particularly those in Northeastern China, are configured to refine Daqing crude oil, we have a stable market for the crude oil we produce in the Daqing oil region.

Changqing Oil and Gas Region

The Changqing oil and gas region covers parts of Shaanxi Province, Gansu Province, Ningxia, Inner Mongolia and Shanxi Province. As of December 31, 2017, our proved crude oil reserves in the Changqing oil region were 2,049.2 million barrels, representing 27.4% of our total proved crude oil reserves. In 2017, our crude oil production in the Changqing oil region averaged 479.9 thousand barrels per day, representing approximately 19.7% of our total daily crude oil production. In 2017, the crude oil reserve-to-production ratio at the Changqing oil region was 11.7 years.

In the early 1990s, we discovered the Changqing oil and gas region, which had total proved natural gas reserves of 25,509.2 Bcf as of December 31, 2017, representing 33.2% of our total proved natural gas reserves. In January 2001, we discovered the Sulige gas field in the Changqing oil and gas region, which had total proved natural gas reserves of 14,822.6 Bcf as of December 31, 2017. Sulige gas field is currently the largest gas field in China. In 2017, the Changqing oil and gas region produced 1,139.4 Bcf of natural gas for sale, representing an increase of 0.3% from 1,135.9 Bcf in 2016.

Xinjiang Oil Region

The Xinjiang oil region is one of our four largest crude oil producing properties and is located in the Junggar basin in Northwestern China. We commenced our operations in the Xinjiang oil region in 1951. The Xinjiang oil region covers a total area of approximately 900,000 acres.

As of December 31, 2017, our proved crude oil reserves in the Xinjiang oil region were 927.3 million barrels, representing 12.4% of our total proved crude oil reserves. In 2017, our oil fields in the Xinjiang oil region produced an average of 229.0 thousand barrels of crude oil per day, representing approximately 9.4% of our total daily crude oil production. In 2017, the crude oil reserve-to-production ratio at the Xinjiang oil region was 11.1 years.

Tarim Oil and Gas Region

The Tarim oil and gas region is located in the Tarim basin in Northwestern China with a total area of approximately 590,000 acres. In 1998, we discovered the Kela 2 natural gas field in the Tarim oil and gas region. As of December 31, 2017, the proved natural gas reserves in the Tarim oil and gas region reached 22,918.7 Bcf, representing 29.8% of our total proved natural gas reserves.

In 2017, we produced 831.2 Bcf of natural gas for sale in the Tarim oil and gas region. We have completed the construction of the pipelines to deliver natural gas in the Tarim oil and gas region to the central and Eastern regions of China where there is strong demand for natural gas transmitted through our West-East Gas Pipelines. See “— Natural Gas and Pipeline — Natural Gas Transmission Infrastructure” for a discussion of our West-East Gas Pipeline.

Chuanyu Gas Region

We began natural gas exploration and production in the Chuanyu gas region in the 1950s. The Chuanyu gas region covers a total area of approximately 2.3 million acres. The natural gas reserve-to-production ratio in the Chuanyu gas region was approximately 20.6 years in 2017. As of December 31, 2017, we had 116 natural gas fields under development in the Chuanyu gas region.

As of December 31, 2017, our proved natural gas reserves in the Chuanyu gas region were 13,838.0 Bcf, representing 18.0% of our total proved natural gas reserves and a decrease of 0.5% from 13,905.1 Bcf as of December 31, 2016. In 2017, our natural gas production for sale in the Chuanyu gas region reached 673.1 Bcf, representing 19.7% of our total natural gas production for sale.

OUR REFINING AND CHEMICALS SEGMENT

Urumqi
Lhasa
Yellow River
Yangtze River
Beijing
Zhengzhou
Chongqing
Wuhan
Shanghai
Hong Kong
YELLOW SEA
EAST CHINA SEA
SOUTH CHINA SEA

1. Northwest Chemicals Distribution Company
2. Northeast Chemicals Distribution Company
3. Southwest Chemicals Distribution Company
4. East China Chemicals Distribution Company
5. North China Chemicals Distribution Company
6. South China Chemicals Distribution Company
7. Liaohe Petrochemical Company
8. Karamay Petrochemical Plant
9. Dagang Petrochemical Company
10. Hohhot Petrochemical Company
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
29. Yunnan Petrochemical Company

Refining and Chemicals

We now operate 29 enterprises located in nine provinces, four autonomous regions and three municipalities to engage in refining of crude oil and petroleum products, as well as the production and marketing of basic petrochemical products, derivative chemical products and other chemical products.

The following table sets forth the financial and operating data of our refining and chemicals segment for each of the years ended December 31, 2015, 2016 and 2017:

	Year Ended December 31,
	2015	2016	2017
Revenue (RMB in millions)	642,428	582,510	707,804
Profit from operations (RMB in millions)	4,883	39,026	39,961
Crude oil processed (million barrels)	998.1	953.3	1,016.9
Crude oil primary distillation capacity (million barrels/year)	1,252.4	1,257.6	1,347.0
Production of refined oil products (thousand tons)	91,933	86,022	92,715

Refining

Refined Products

We produce a wide range of refined products at our refineries. Some of the refined products are for our internal consumption and used as raw materials in our petrochemical operation. The table below sets forth production volumes for our principal refined products for each of the years ended December 31, 2015, 2016 and 2017.

	Year Ended December 31,
Principal Product	2015	2016	2017
	(In thousand tons)
Diesel	54,182	46,689	48,241
Gasoline	32,258	33,275	37,363
Kerosene	5,493	6,058	7,111
Lubricants	1,210	1,164	1,636
Fuel oil	2,700	2,222	1,880
Naphtha	9,748	9,919	10,032

Our Refineries

Most of our refineries are strategically located close to our crude oil production and storage bases along our crude oil and refined product transmission pipelines and railways, which provide our refineries with secure supplies of crude oil and facilitate our distribution of refined products to the domestic markets.

In 2017, we further optimized our production processes, adjusted our products portfolio and concentrated our resources and production capacity on products with high profit margins. We reduced the diesel-gasoline ratio from 1.40 in 2016 to 1.29 in 2017. In each of the years ended December 31, 2015, 2016 and 2017, our exploration and production operations supplied approximately 69.9%, 71.8% and 67.0%, respectively, of the crude oil processed in our refineries.

The table below sets forth certain operating statistics regarding our refineries as of December 31, 2015, 2016 and 2017.

	As of December 31,
	2015	2016	2017
Primary distillation capacity(1) (thousand barrels per day)
Lanzhou Petrochemical	212.6	212.6	212.6
Dalian Petrochemical	415.0	415.0	415.0
Fushun Petrochemical	222.7	222.7	222.7
Dushanzi Petrochemical	202.4	202.4	202.4
Guangxi Petrochemical	202.4	202.4	202.4
Jilin Petrochemical	198.4	198.4	198.4
Sichuan Petrochemical	202.4	202.4	202.4
Yunnan Petrochemical(2)	—	—	263.2
Other refineries	1,775.4	1,789.6	1,771.4

Total	3,431.3	3,445.5	3,690.5

Refining throughput (thousand barrels per day)
Lanzhou Petrochemical	195.8	166.6	178.3
Dalian Petrochemical	280.7	263.5	217.4
Fushun Petrochemical	164.0	170.5	158.9
Dushanzi Petrochemical	139.8	151.2	149.1
Guangxi Petrochemical	130.3	90.9	143.3
Jilin Petrochemical	162.0	184.3	181.6
Sichuan Petrochemical	152.0	141.0	147.5
Yunnan Petrochemical(2)	—	—	81.4
Other refineries	1,509.9	1,443.9	1,528.6

Total	2,734.5	2,611.8	2,786.1

(1)	Represents the primary distillation capacity of crude oil and condensate.
(2)	Yunnan Petrochemical commenced operations in August 2017.

In each of the years ended December 31, 2015, 2016 and 2017, the average utilization rate of the primary distillation capacity at our refineries was 84.2%, 80.3% and 80.3%, respectively, and the average yield for our four principal refined products (gasoline, kerosene, diesel and lubricants) at our refineries was 69.0%,67.6% and 68.6%, respectively. “Yield” represents the number of tons of a refined product expressed as a percentage of the number of tons of crude oil from which that product is processed. In each of the years ended December 31, 2015, 2016 and 2017, the overall refining yield at our refineries was 93.8%,93.5% and 93.3%, respectively.

In 2017, Dalian Petrochemical, Yunnan Petrochemical, Fushun Petrochemical, Lanzhou Petrochemical, Dushanzi Petrochemical, Guangxi Petrochemical, Sichuan Petrochemical, and Jilin Petrochemical were our leading refineries in terms of both primary distillation capacity and refining throughput.

To maintain efficient operations of our facilities and lower production costs, we have endeavored to achieve the most cost-efficient proportions of various types of crude oil in our refining process. We purchase a portion of our crude oil requirements from third-party international suppliers located in different countries and regions. In 2017, we purchased crude oil sourced from Rosneft, a Russian company which is subject to U.S. economic sanctions for use in our refining operations. The revenue generated from our refinery from the crude oil sourced from Rosneft accounted for 2.27% of our total revenue in 2017, respectively. See “Item 3 — Key Information — Risk Factors — Risks Related to Outbound Investments and Trading.”

Chemicals

Most of our chemical plants are close to our refineries and are connected to the refineries by pipelines, providing additional production flexibility and opportunities for cost competitiveness. The raw materials required by our chemicals operations have been supplied by our own refineries.

Our Chemical Products

The table below sets forth the production volumes of our principal chemical products for each of the years ended December 31, 2015, 2016 and 2017.

	Year Ended December 31,
	2015	2016	2017
	(In thousand tons)
Basic petrochemicals
Propylene	4,848	5,120	5,322
Ethylene	5,032	5,589	5,764
Benzene	1,896	1,918	2,209
Derivative petrochemicals
Synthetic resin	8,215	9,078	9,284
Other synthetic fiber raw materials and polymer	1,348	1,410	1,390
Synthetic rubber	713	760	809
Other chemicals
Urea	2,566	1,900	1,439

We are one of the major producers of ethylene in China. We use the bulk of the ethylene we produce as a principal feedstock for the production of many chemical products, such as polyethylene. As of December 31, 2017, our annual ethylene production capacity was 5,910 thousand tons. We produce a number of synthetic resin products, including polyethylene, polypropylene and ABS. As of December 31, 2017, our annual production capacities for polyethylene, polypropylene and ABS were 5,062 thousand tons, 4,120 thousand tons and 705 thousand tons, respectively.

Marketing of Chemicals

Our chemical products are distributed to a number of industries including the automotive, construction, electronics, medical manufacturing, printing, electrical appliances, household products, insulation, packaging, paper, textile, paint, footwear, agriculture and furniture industries.

The following table sets forth the sales volumes of our chemical products by principal product category for each of the years ended December 31, 2015, 2016 and 2017.

	Year Ended December 31,
Product	2015	2016	2017
	(In thousand tons)
Derivative petrochemicals
Synthetic resin	8,222.3	8,998.4	9,166.0
Synthetic fiber	83.7	83.6	76.9
Synthetic rubber	764.5	793.7	813.6
Intermediates	8,838.3	9,262.4	10,324.6
Other chemicals
Urea	2,106.1	2,181.8	1,171.8

In each of the years ended December 31, 2015, 2016 and 2017, our capital expenditures for our refining and chemicals segment amounted to approximately RMB15,725 million, RMB12,847 million and RMB17,705 million, respectively. These capital expenditures were incurred primarily in connection with the construction and expansion of our refining and chemical facilities and the upgrading of our product quality. We believe that our refined products are capable of meeting the product specification and environmental protection requirements as set by the PRC government.

OUR MARKETING SEGMENT

Urumqi
Lhasa
Yellow River
Yangtze River
Chengdu
Chongqing
Zhengzhou
Beijing
Shanghai
Guangzhou
Hong Kong
YELLOW SEA
EAST CHINA SEA
SOUTH CHINA SEA

1 Heilongjiang Marketing Company
2 Jilin Marketing Company
3 Liaoning Marketing Company
4 Inner Mongolia Marketing Company
5 Xinjiang Marketing Company
6 Qinghai Marketing Company
7 Gansu Marketing Company
8 Ningxia Marketing Company
9 Shaanxi Marketing Company
10 Chongqing Marketing Company
11 Sichuan Marketing Company
12 Tibet Marketing Company
13 Beijing Marketing Company
14 Tianjin Marketing Company
15 Hebei Marketing Company
16 Shanxi Marketing Company
17 Shandong Marketing Company
18 Shanghai Marketing Company
19 Jiangsu Marketing Company
20 Zhejiang Marketing Company
21 Anhui Marketing Company
22 Henan Marketing Company
23 Hubei Marketing Company
24 Hunan Marketing Company
25 Jiangxi Marketing Company
26 Fujian Marketing Company
27 Guangdong Marketing Company
28 Hainan Marketing Company
29 Guangxi Marketing Company
30 Guizhou Marketing Company
31 Yunnan Marketing Company
32 Northeast Marketing Company
33 Northwest Marketing Company
34 PetroChina Fuel Oil Company
35 PetroChina Lubricant Company
36 Dalian Marine Shipping Company
37 PetroChina uSmile Company Limited

Marketing

We engage in the marketing of refined products through 37 regional sales companies including three distribution branch companies, one lubricant branch company, one fuel oil company and one convenience store chain company, PetroChina uSmile Company Limited, operated under the trade name “uSmile”. These operations include the transportation and storage of the refined products, and the wholesale, retail and export of gasoline, diesel, kerosene, lubricant, asphalt and other refined products. In addition, with respect to our international trading sector, we have optimized the import and export resources, focused on synergies, actively expanded into the high-end markets, and maintained growth in trading volume and improved operation results.

The following table sets forth the financial and operating data of our marketing segment for each of the years ended December 31, 2015, 2016 and 2017:

	Year Ended December 31,
	2015	2016	2017
Revenue (RMB in millions)	1,383,426	1,301,616	1,660,456
(Loss)/profit from operations (RMB in millions)	(500)	11,048	8,279
External sales volume of refined oil products (thousand tons)	160,097	159,107	169,466

We market a wide range of refined products, including gasoline, diesel, kerosene and lubricants, through an extensive network of sales personnel and independent distributors and a broad wholesale and retail distribution system across China. As of December 31, 2017, our marketing network consisted of:

•	Numerous nationwide wholesale distribution outlets. All of these outlets are located in high demand areas across China, particularly in the coastal areas, along major railways and along the Yangtze River; and

•	21,399 service stations, consisting of 20,350 service stations owned and operated by us and 1,049 franchised service stations owned and operated by third parties.

In addition, we took active steps to adapt to changes in market condition and customer demand, including enhanced integrated marketing of refined products, fuel cards, non-oil business, lubricants and gas, enhanced internet marketing and carried out various promotion activities. We integrated our WeChat official account and our mobile application, expanded our internet payment services and enhanced our marketing of non-oil businesses.

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

The following table sets forth our sales volumes of diesel, gasoline, kerosene and lubricants for each of the years ended December 31, 2015, 2016 and 2017.

	Year Ended December 31,
Product	2015	2016	2017
	(In thousand tons)
Diesel	84,763	80,168	87,324
Gasoline	60,651	62,406	65,293
Kerosene	14,683	16,533	16,849
Lubricants	1,150	1,122	1,283

Wholesale Marketing

We sell refined products both directly and through independent distributors into various wholesale markets, as well as to utility, commercial, petrochemical, aviation, agricultural, fishery and transportation companies in China. Our gasoline and diesel sales also include the amount we transferred to our retail operations.

Retail Marketing

The weighted average sales volume of gasoline and diesel per business day at our service station network was 10.6 tons, 10.5 tons and 10.5 tons per service station in 2015, 2016 and 2017, respectively.

Capital expenditures for the marketing segment for the years ended December 31, 2015, 2016 and 2017 amounted to RMB7,061 million, RMB7,983 million and RMB10,982 million, respectively, which were used mainly for the construction of sales network facilities including service stations and oil storage tanks.

Natural Gas and Pipeline

We are China’s largest natural gas transporter and seller in terms of sales volume. We sell natural gas primarily to industrial companies, power plants, fertilizer and chemical companies, commercial users and municipal utilities owned by local governments. In addition, we also transmit crude oil and refined products in the natural gas and pipeline segment.

The following table sets forth the financial and operating data of our natural gas and pipeline segment for each of the years ended December 31, 2015, 2016 and 2017:

	As of December 31 or Year Ended December 31,
	2015	2016	2017
Revenue (RMB in millions)	281,778	247,477	295,786
Profit from operations (RMB in millions)	51,231	17,885	15,688
Total length of natural gas pipelines (km)	48,629	49,420	51,315
Total length of crude oil pipeline (km)	18,892	18,872	19,670
Total length of refined oil products pipeline (km)	10,091	10,560	11,389
Total volume of natural gas sold(1) (Bcf)	5,583.6	6,469.8	6,588.5

(1)	Represents the natural gas sold to third parties.

Our Principal Markets for Natural Gas

We sell our natural gas across China. Our natural gas supply covers all provinces, municipalities under direct administration of the central government and autonomous regions of China, other than Macau and Taiwan. We supply natural gas to Tibet by means of LNG tanker trucks.

The Bohai Rim is one of our principal markets for natural gas. The natural gas supplied to Bohai Rim is primarily sourced from the Changqing oil and gas region and transmitted through the Shaanxi to Beijing natural gas pipeline system.

The Yangtze River Delta and Southwestern region in China are also our principal markets. We supply natural gas to these regions primarily from our domestic production sites and through long-distance pipelines and by LNG tanker trucks.

In addition to the above, provinces such as Henan, Hubei, Anhui and Hunan, consume more and more natural gas and have become another significant natural gas market of us.

We are committed to providing approximately 5,547 Bcf of natural gas in 2018. However, the committed quantity of supply may be adjusted by the buyers in light of the actual situation.

Driven by environmental and efficiency concerns, the PRC government is increasingly encouraging industrial and residential use of natural gas. The PRC government has adopted a number of laws and regulations to require local governments to increase the use of clean energy, such as natural gas and liquefied petroleum gas, to replace the use of raw coal. Several local governments have adopted policies to facilitate an increase in natural gas consumption in order to reduce the air pollution level. The PRC government has also adopted preferential value-added tax rate for natural gas production. Effective from May 1, 2018, the value-added tax rate for natural gas will be 10%, as compared to 16% for crude oil. In 2017, the PRC government issued a new policy to accelerate the large-scale and high-efficient utilization of natural gas in urban gas, industrial fuel, gas-fired power generation and transportation, and to significantly increase the proportion of use of natural gas in primary energy consumption. The overall goal of the policy is that the proportion of natural gas in the primary energy consumption to reach around 10% by 2020 and 15% by 2030, and the underground gas storage to form an effective working gas volume of over 14.8 billion cubic meters by 2020 and over 35 billion cubic meters by 2030.

We believe that these policies have had a positive effect on the development and consumption of natural gas in many municipalities that are our existing or potential markets for natural gas. We believe that these favorable policies will continue to benefit our natural gas business.

Natural Gas Transmission Infrastructure

As of December 31, 2017, we owned and operated approximately 51,315 kilometers of natural gas pipelines in China. Our natural gas pipelines represent the vast majority of China’s onshore natural gas pipelines. Our existing natural gas pipelines form a national trunk network for natural gas supply and the regional natural gas supply networks in Northwestern, Southwestern, Northern and central China as well as the Yangtze River Delta.

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

The Third West-East Gas Pipeline

The Third West-East Gas Pipeline extends from Horgos to Fuzhou via Zhongwei. It consists of the western section, middle section and the eastern section. The western section extending from Horgos to Zhongwei, with a length of 2,445 kilometers and an annual throughput capacity of 1,059.4 Bcf, was completed in the end of 2014. The eastern section extending from Ji’an to Fuzhou, with a length of 817 kilometers and an annual throughput capacity of 529.7 Bcf, was completed in the end of 2016. The middle section extends from Zhongwei to Ji’an, of which, the Zhongwei-Zaoyang section is 1,218 kilometers long with a designed throughput capacity of 1,059.4 Bcf, which is expected to be completed by 2023, and the Zaoyang-Ji’an section is 798 kilometers long with a designed capacity of 882.8 Bcf, which is expected to be completed by 2021. In 2017, the Zhongwei-Jingbian line, as a linking-up line of the middle section, was completed and commenced operations.

In addition, we also operate other natural gas pipelines, such as the Zhong County-Wuhan natural gas pipeline, the four Shaanxi-Beijing natural gas pipelines and Sebei-Lanzhou natural gas pipelines. The construction of the fourth Shaanxi-Beijing Natural Gas Pipeline was completed and commenced operations in 2017.

Crude Oil Transportation Infrastructure

We have an extensive network for transportation, storage and distribution of crude oil, which covers many regions of China. As of December 31, 2017, we had crude oil pipelines of 19,670 kilometers.

Russia-China Crude Oil Pipeline

In May 2009, we commenced the construction of the Russia-China crude oil transmission pipeline (the Mohe-Daqing section) upon the approval of the National Development and Reform Commission, or NDRC. In September 2010, we completed construction of the entire line and put it into commercial production in January 2011. We were the builder and operator of the section crossing the Heilongjiang River and the section which lies in China. This pipeline extends from the Skovorodino off-take station of Russia’s Far East Pipeline through Galinda at the Russian border, Heilongjiang Province, Inner Mongolia, to Daqing terminal station. This pipeline is 935 kilometers long and has a designed annual transmission capacity of 15 million tons. In February 2016, the second Russia-China oil pipeline from Mohe to Daqing was approved by the NDRC. We commenced the construction of the line in July 2016 and put it into operations in January 2018. The pipeline is 941 kilometers long and has a designed annual transmission capacity of 15 million tons.

In addition, we also operate other crude oil pipelines, including the western crude oil pipeline, the northeastern crude oil pipeline network and the Lanzhou-Chengdu crude oil pipeline.

Refined Product Transportation Infrastructure

As of December 31, 2017, we had refined product pipelines of 11,389 kilometers.

The Lanzhou-Zhengzhou-Changsha Pipeline

We received approval from the NDRC for and commenced construction of the Lanzhou-Zhengzhou-Changsha refined oil pipeline in December 2007. The pipeline starts from Lanzhou of Gansu Province and terminates at Changsha of Hunan Province, with a total length of 3,027 kilometers, including the length of all the main lines and branch lines. We finished construction and commenced the operation of the section from Lanzhou to Zhengzhou in April 2009 and the section from Zhengzhou to Wuhan in August 2009. The construction of all the main lines and branch lines was completed by October 2013.

In addition, we also operate other refined product pipelines, such as the refined product pipelines for western regions and Lanzhou-Chengdu-Chongqing refined product pipeline.

During the past three years, we have not experienced any delays in delivering natural gas, crude oil and refined products due to pipeline capacity constraints.

Competition

As an oil and gas company operating in a competitive industry, we compete in each of our business segments in both China and international markets for desirable business prospects and for customers. Our principal competitors in China are China Petroleum and Chemical Corporation, or Sinopec, and China National Offshore Oil Corporation, or CNOOC.

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

Refining and Chemicals Operations and Marketing Operations

We compete with Sinopec in our refining and chemicals operations and marketing operations on the basis of price, quality and customer service. Most of our refineries and chemical plants are located in the Northeastern and Northwestern regions of China where we have the dominant market share for refined products and chemical products. We sell the remainder of our refined products and chemical products to the Eastern, Southern, Southwestern and Central-southern regions of China, where our products have a considerable market share. The Eastern and Southern regions of China, where refined products and chemical products are in higher demand, are important markets for our refined products and chemical products. Sinopec has a strong presence in the Eastern and Southern regions of China in competition with us, and most of Sinopec’s refineries, chemical plants and distribution networks are located in these regions in close proximity to these markets. Moreover, as the newly constructed facilities of CNOOC commenced operation in the same region, large quantity of chemical products have been marketed into that area, which made the competition even intense. We expect that we will continue to face competition in our refined products and chemical products sales in these regions.

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

We also face competition from imported refined products and chemical products in terms of price and quality. In recent years, competition from foreign producers of refined products and chemical products has increased and the retail and wholesale markets in China for refined products and chemical products have been gradually opened to foreign competition as a result of the changes in China’s tariff policies toward imported refined products and chemical products. For example, sales of chemical products imported from the Middle East increased rapidly in China in recent years. In response, we have to reduce our production costs, improve the quality of our products and optimize our product mix.

In addition, we also face competition from alternative energies. For example, electric car, as a clean means of transport with “zero pollution and zero emission” has won the favor of the government. The central and local governments have imposed restrictions on oil-powered cars, while encouraged electricity-powered cars. The alternative energy-powered cars, especially electric cars, will continue to grow. Despite the issues such as immature technologies, short range and limited infrastructure with respect to electric cars, with the importance attached by the central governments to the development of electric car batteries and electric car technologies and the focus given by the local government to the construction of electric car charging infrastructure, the advantages of electric cars will be fully demonstrated in the future. As a result, the impact of the innovation of electric cars on us will become increasingly obvious and the effect of the refined oil being substituted will be even more prominent.

Natural Gas and Pipeline Operations

We are the largest natural gas supplier in the PRC in terms of sales volume. Currently, we face competition from Sinopec, CNOOC, coal-based natural gas producers and other companies engaged in import of natural gas in the supply of natural gas to Beijing, Tianjin, Hebei Province, Shanghai, Jiangsu Province, Anhui Province, Henan Province, Hubei Province, Hunan Province and the Northwestern regions of China, our existing principal markets for natural gas. Currently, Sinopec has natural gas fields in Sichuan Province and Chongqing Municipality and sells natural gas to users in places such as Sichuan, Chongqing, Hunan, Jiangsu, Zhejiang and Shanghai. We have also expanded into the coastal regions in Eastern and Southern China where we may face competition from CNOOC and Sinopec. We believe that our dominant natural gas resources base, our relatively advanced automatic technologies in pipeline transmission and our skills in managing long distance pipelines will enable us to continue to be a dominant player in the natural gas markets in China.

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

We anticipate that the environmental laws and regulations to which we are subject will become increasingly strict and are therefore likely to have an increasing impact on our operations. It is difficult, however, to predict accurately the effect of future developments in such laws and regulations on our future earnings and operations. Some risk of environmental costs and liabilities is inherent in our operations and products, as it is with other companies engaged in similar businesses. We cannot assure you that material costs and liabilities will not be incurred. However, we do not currently expect any material adverse effect on our financial condition or results of operations as a result of compliance with such laws and regulations. We paid pollutant discharge fees of approximately RMB347 million, RMB388 million and RMB333 million in 2015, 2016 and 2017, respectively.

To meet future environmental obligations, we are engaged in a continuous program to develop effective environmental protection measures. This program includes:

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

Our capital expenditures on environmental programs in 2015, 2016 and 2017 were approximately RMB4.14 billion, RMB3.10 billion and RMB4.17 billion, respectively.

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

Intellectual Property

Our company logo “ ” is jointly owned by us and CNPC and has been used since December 26, 2004. Together with CNPC, we have applied for trademark registrations of the logo with the State Trademark Bureau of the PRC. To date, most of our applications for registration of and our other trademarks have been approved and certain others are either in the process of review or public announcement phase. In addition, together with CNPC, we have applied for international trademark registration for our logo in other jurisdictions. We have received 583 International Trademark Registration Certificates for our logo covering more than 50 jurisdictions.

As of December 31, 2017, we owned approximately 13,500 patents in China and other jurisdictions. We were granted 2,292 patents in China in 2017.

Regulatory Matters

Overview

China’s oil and gas industry is subject to extensive regulation by the PRC government with respect to exploration, production, transmission and marketing of crude oil and natural gas as well as production, transportation and marketing of refined products and chemical products. The following central government authorities exercise control over China’s oil and gas industry:

•	The Ministry of Natural Resources (formerly known as the Ministry of Land and Resources), or the MNR, has the authority to grant, examine and approve oil and gas exploration and production licenses, and to oversee the registration and transfer of exploration and production licenses;

•	The Ministry of Commerce, or the MOFCOM,

•	sets and grants import and export volume quotas for crude oil and refined products in accordance with the market supply and demand in China as well as WTO requirements for China; and

•	issues import and export licenses for crude oil and refined products to oil and gas companies that have obtained import and export quotas.

•	The National Development and Reform Commission, or the NDRC:

•	is responsible for industry administration, industry policy and policy coordination over China’s oil and gas industry;

•	publishes guidance prices for natural gas and maximum retail prices for certain refined products, including gasoline and diesel;

•	formulates the plan for aggregate import and export volume of crude oil and refined products in accordance with the market supply and demand in China;

•	approves significant petroleum, natural gas, oil refinery and chemical projects set forth under the Catalogs of Investment Projects Approved by the Central Government; and

•	approves Sino-foreign equity and cooperative projects of certain types.

Exploration Licenses and Production Licenses

The Mineral Resources Law authorizes the MNR to exercise administrative authority over the exploration and production of mineral resources within the PRC. The Mineral Resources Law and its supplementary regulations provide the basic legal framework under which exploration licenses and production licenses are granted. The MNR has the authority to issue exploration licenses and production licenses. Applicants must be companies approved by the State Council to engage in oil and gas exploration and production activities.

Applicants for exploration licenses must first register with the MNR blocks in which they intend to engage in exploration activities. The holder of an exploration license is obligated to make a progressively increasing annual minimum exploration investment in each corresponding block. Investments range from RMB2,000 per square kilometer for the initial year to RMB5,000 per square kilometer for the second year, and to RMB10,000 per square kilometer for the third and subsequent years. Additionally, the holder has to pay an annual exploration license fee that starts at RMB100 per square kilometer for each of the first three years and increases by an additional RMB100 per square kilometer per year for subsequent years up to a maximum of RMB500 per square kilometer. The maximum term of an oil and natural gas exploration license is seven years, subject to renewal upon expiration of the original term, with each renewal being up to two years. At the exploration stage, an applicant can also apply for a progressive exploration and production license that allows the holder to test and develop reserves not yet fully proven. Upon the detection and confirmation of the quantity of reserves in a certain block, the holder must apply for a production license based on economic evaluation, market conditions and development planning in order to shift into the production phase in a timely fashion. In addition, the holder needs to obtain the right to use that block of land. Generally, the holder of a full production license must obtain a land use rights certificate for industrial land use covering that block of land.

The MNR issues production licenses to applicants on the basis of the reserves reports approved by the relevant authorities. Production license holders are required to pay an annual production right usage fee of RMB1,000 per square kilometer. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years, 20 years, or 10 years as applicable to large, medium and small mineral blocks, respectively. In accordance with a special approval from the State Council, the MNR has issued production licenses with terms coextensive with the projected productive life of the assessed proven reserves as discussed above. Each of our production licenses is renewable upon our application 30 days prior to expiration. If oil and gas prices increase, the productive life of our crude oil and natural gas reservoirs may be extended beyond the current terms of the relevant production licenses.

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

On December 15, 2016, the Ministry of Finance (“MOF”) and NDRC issued Circulation on Collection of Risk Reserves for Oil Price Control (the “Rules”), pursuant to which, effective from January 13, 2016, when the price of crude oil in international market drops below the lower limit set by the Chinese government, domestic enterprises which are engaged in production, commissioned processing and import and export of such refined oil products as gasoline and diesel shall make full payment of risk reserves according to sales volumes and the corresponding collection rates. “Sales volumes” refer to the actual sales volumes of such enterprises between the two adjacent window periods of price adjustment. Collection rates for risk reserves are determined with reference to the unadjusted prices of refined oil products. The NDRC and the MOF jointly determine the collection rates on a quarterly basis and notify the collection agencies in writing..

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

On August 29, 2017, the NDRC issued Notice on Reduction of the Benchmark City Gate Price of Non-residential Natural Gas, which reduced the benchmark city gate price of non-residential natural gas by RMB100 per thousand cubic meters effective from September 1, 2017.

Pipeline Transmission Tariff

Pipeline transmission tariffs for crude oil, refined oil and natural gas are set by the government. Cross province transmission tariffs are set by the NDRC and provincial transmission tariffs are set by the provincial level branches of the NDRC.

For those pipelines constructed prior to 1984, which were funded by the government, the transmission tariff is a uniform flat tariff determined based on the principle of minimum profit margin. For those pipelines constructed with the funds of the enterprises after 1984, the tariffs must be submitted to the NDRC for examination and approval on a case by case basis and based on the capital investment made in the pipeline, the operation period for the pipeline and a reasonable profit margin.

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

Capital Investment and Financing

Capital investments in exploration and production of crude oil and natural gas made by Chinese oil and gas companies are subject to approval by or filing with relevant government authorities. The following projects are subject to approval by the NDRC or the competent local authorities:

•	facilities for taking delivery of and storing liquefied petroleum gas (excluding accessory projects of oil or gas fields or refineries);

•	new facilities for taking delivery of or storing imported liquefied natural gas (including expansion on a different site other than the original facilities);

•	oil or gas transmission pipeline networks (excluding gathering and transmission pipeline networks of oil or gas fields);

•	new refineries, expansion of existing primary processing refineries;

•	new ethylene, paraxylene (PX), diphenylmethane diisocyanate (MDI) projects; and

•	new coal-to-olefins projects, new coal to paraxylene (PX) projects, and new coal-to-methanol projects with a capacity of 1 million tons per annum or more.

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

Prior to July 1, 2017, value added tax rates were 17%, 13%, 11% and 6%, as applicable. In particular, 13% was for liquefied natural gas, natural gas, liquefied petroleum gas, agricultural film and fertilizers and 17% for oil products and other products.

Effective from July 1, 2017, the rate of 13% was cancelled and the applicable rate for natural gas has been changed from 13% to 11%.

Effective from May 1, 2018, the rate of 17% will be changed to 16% and the rate of 11% will be changed to 10%.

Since May 1, 2016, as a result of the reform of value-added tax in lieu of business tax, certain sectors such as real estate, engineering construction, financial and other sectors, which previously were subject to business tax, have been subject to value-added tax instead.

Tax Item	Tax Base	Tax Rate
Consumption tax	Aggregate volume sold or self-consumed

RMB1.52 per liter for gasoline, naphtha, solvent naphtha and lubricant and RMB1.2 per liter for diesel, aviation kerosene and fuel oil.

Collection of taxes on aviation kerosene continues to be suspended.

Resource tax	Sales	6%, exemption or deduction may apply if qualified.

Crude oil special gain levy	Sales amount above specific threshold	Five-level progressive tax rates from 20% to 40%, taxable if the crude oil price reach the threshold of US$65 per barrel.

Exploration license fee(1)	Area	RMB100 to RMB500 per square kilometer per year

Production license fee(1)	Area	RMB1,000 per square kilometer per year

Royalty fee(2)	Production volume	Progressive rate of 0-12.5% for crude oil and 0-3% for natural gas

(1)	Effective from April 13, 2017, the exploration license fee and production license fee were renamed to mining right occupancy fees.
(2)	It shall be paid in cash and is only applicable to Sino-foreign oil and gas exploration and development cooperative projects in China. However, effective from December 1, 2010, the royalty fee payable by new Sino-foreign oil and gas exploration and development cooperative projects in Western regions was replaced by the resource tax, while those cooperative projects under contracts signed before December 1, 2010 continue to be subject to the royalty fee until the contracts expire. Effective from November 1, 2011, the royalty fee payable by new Sino-foreign oil and gas exploration and development cooperative projects in the whole country was replaced by the resource tax, while those cooperative projects under contracts signed before November 1, 2011 continue to be subject to the royalty fee until the contracts expire.

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

We are China’s largest producer of crude oil and natural gas and are one of the largest companies in China in terms of revenue. In 2017, we produced approximately 887.0 million barrels of crude oil and approximately 3,423.4 Bcf of natural gas for sale. Our refineries processed approximately 1,016.9 million barrels of crude oil in 2017. In 2017, we had revenue of RMB2,015,890 million and profit attributable to owners of the Company of RMB22,798 million.

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

The table below sets forth the average realized prices of our principal products in 2015, 2016 and 2017.

	2015	2016	2017
Crude oil (US$/barrel)	48.35	37.99	50.64
Natural gas (US$/thousand cubic feet)(1)	7.42	5.68	6.27
Gasoline (US$/barrel)	112.80	101.41	111.26
Kerosene (US$/barrel)	67.77	54.67	66.60
Diesel (US$/barrel)	96.39	82.84	90.84

(1)	Natural gas citygate price

Production and Sales Volume for Oil and Gas Products

Our results of operations are also affected by production and sales volumes. Our crude oil and natural gas production volumes depend primarily on the level of the proved developed reserves in the fields in which we have an interest, as well as other factors such as general economic environment and market supply and demand conditions.

Regulatory Environment

Our operating activities are subject to extensive regulations and control by the PRC government, including the issuance of exploration and production licenses, the imposition of industry-specific taxes or product-specific taxes and levies and the implementation of environmental policies and safety standards. Our results of operations will be affected by any future changes of such regulatory environment.

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

Despite the inherent imprecision in these engineering estimates, estimated proved oil and gas reserves quantity has a direct impact on certain amounts reported in the financial statements. In addition to the capitalization of costs related to oil and gas properties on the balance sheet discussed earlier, estimated proved reserves also impact the calculation of depreciation, depletion and amortization expenses of oil and gas properties. The cost of oil and gas properties is amortized at the field level on the unit of production method. Unit of production rates are based on the total oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of our production licenses. Our reserves estimates include only crude oil and natural gas which management believes can be reasonably produced within the current terms of the production licenses that are granted by the Ministry of Natural Resources, ranging from 30 years to 55 years from the effective date of issuance in March 2000, renewable upon application 30 days prior to expiration. Consequently, the impact of changes in estimated proved reserves is reflected prospectively by amortizing the remaining book value of the oil and gas property assets over the expected future production. If proved reserves estimates are revised downward, earnings could be affected by higher depreciation expense or an immediate write-down of the property’s book value had the downward revisions been significant See “— Property, Plant and Equipment” below. Given our large number of producing properties in our portfolio, and the estimated proved reserves, it is unlikely that any changes in reserves estimates will have a significant effect on prospective charges for depreciation, depletion and amortization expenses.

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

When determining whether there are indications of impairment for oil and gas properties, we consider internal factors, mainly including the decline of production and reserves volumes at the late development stage of certain oil blocks and a significant drop in economic benefits of certain oil blocks resulting from the lower price of crude oil, and external factors, mainly including a significant drop in international prices of crude oil, resulting from the imbalance of supply and demand of global crude oil. When an indication of impairment of certain oil blocks is identified, we will perform the impairment tests on the oil blocks. An impairment loss is recognized for the amount by which the carrying amount of the cash generate unit exceeds the higher of its fair value less costs to sell and its value in use. Value in use is determined by reference to the discounted expected future cash flows to be derived from the cash generate unit.

The expected medium-to-long-term future international prices of crude oil utilized by us when estimating the expected future cash flows are determined mainly based upon the forecast of the international prices of crude oil made by principal international investment institutions combined with the judgment and analysis of the future trends of international prices of crude oil made by us. We calculated the expected future cash flows of each oil block according to the estimates of future production volume levels per year stated in the oil and gas reserves reports, the estimates of operation costs of oil and gas made by us, and taking into account its future capital expenditure plan. We refer to the weighted average cost of capital of the oil and gas industry when determining the discount rate and makes relevant adjustments according to specific risks in different countries or regions. In the year ended December 31, 2016 and 2017, the after-tax discount rates adopted by most of our oil and gas regions were between 7.1% and 10.3%, and between 7.6% and 11.0%, respectively.

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

Our statement of comprehensive income for each of the years ended December 31, 2015, 2016 and 2017 is summarized in the table below.

	Year Ended December 31,
	2015	2016	2017
	(RMB in millions)
Revenue	1,725,428	1,616,903	2,015,890
Operating expenses	(1,646,176)	(1,556,268)	(1,948,168)
Profit from operations	79,252	60,635	67,722
Exchange (loss)/gain, net	(632)	1,257	(1,094)
Interest expense, net	(22,309)	(20,857)	(19,507)
Share of profit of affiliates and joint ventures	1,504	4,105	5,968
Profit before income tax expense	57,815	45,140	53,089
Income tax expense	(15,726)	(15,768)	(16,296)
Profit for the year attributable to non-controlling interests	6,572	21,515	13,995
Profit for the year attributable to owners of the Company	35,517	7,857	22,798

The table below sets forth our revenue by business segment for each of the years ended December 31, 2015, 2016 and 2017 as well as the percentage changes in revenue for the periods shown.

	2015	2016	2016 vs. 2015	2017	2017 vs. 2016
	(RMB in millions, except percentages)
Revenue
Exploration and production	475,412	412,484	(13.2)%	505,430	22.5%
Refining and chemicals	642,428	582,510	(9.3)%	707,804	21.5%
Marketing	1,383,426	1,301,616	(5.9)%	1,660,456	27.6%
Natural gas and pipeline	281,778	247,477	(12.2)%	295,786	19.5%
Headquarters and others	2,507	2,197	(12.4)%	2,057	(6.4)%

Total	2,785,551	2,546,284	(8.6)%	3,171,533	24.6%
Less intersegment sales	(1,060,123)	(929,381)	(12.3)%	(1,155,643)	24.3%

Consolidated net sales from operations	1,725,428	1,616,903	(6.3)%	2,015,890	24.7%

The table below sets forth our operating income by business segment for each of the years ended December 31, 2015, 2016 and 2017, as well as the percentage changes in operating income for the periods shown. Other profit from operations shown below consists of research and development, business services and infrastructure support to our operating business segments.

	2015	2016	2016 vs. 2015	2017	2017 vs. 2016
	(RMB in millions, except percentages)
Profit/(loss) from operations
Exploration and production	33,961	3,148	(90.7)%	15,475	391.6%
Refining and chemicals	4,883	39,026	699.2%	39,961	2.4%
Marketing	(500)	11,048	—	8,279	(25.1)%
Natural gas and pipeline	51,231	17,885	(65.1)%	15,688	(12.3)%
Headquarters and others	(10,323)	(10,472)	—	(11,681)	11.5%

Total	79,252	60,635	(23.5)%	67,722	11.7%

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Consolidated Results of Operations

Overview

In 2017, our revenue was RMB2,015,890 million, representing an increase of 24.7% as compared with 2016. Net profit attributable to our owners was RMB22,798 million, representing an increase of 190.2% as compared with 2016. Basic earnings per share were RMB0.12, representing an increase of RMB0.08 as compared with 2016.

Revenue Our revenue increased by 24.7% from RMB1,616,903 million in 2016 to RMB2,015,890 million in 2017. This increase was primarily due to (i) the increasing selling prices of the majority of oil and gas products and (ii) the increase in the sales volume.

The table below sets out the external sales volume and average realized prices for our major products in 2016 and 2017, respectively:

	Sales Volume (‘000 ton)			Average Realized Price (RMB/ton)
	2016	2017	Percentage of Change (%)	2016	2017	Percentage of Change (%)
Crude oil	100,108	114,930	14.8	1,881	2,392	27.2
Natural gas (hundred million cubic meters, RMB/’000 cubic meter)	1,832.05	1,865.65	1.8	1,097	1,236	12.7
Gasoline	62,406	65,293	4.6	5,725	6,386	11.5
Diesel	80,168	87,324	8.9	4,127	4,600	11.5
Kerosene	16,533	16,849	1.9	2,869	3,552	23.8
Heavy oil	22,952	23,395	1.9	1,892	2,380	25.8
Polyethylene	4,764	4,739	(0.5)	7,981	8,559	7.2
Lubricant	1,122	1,283	14.3	7,424	7,693	3.6

Note: The sales volumes listed in the table above represent all of our external sales volumes.

Operating Expenses Operating expenses increased by 25.2% from RMB1,556,268 million in 2016 to RMB1,948,168 million in 2017.

Purchases, Services and Other Expenses Purchases, services and other expenses increased by 34.0% from RMB959,640 million in 2016 to RMB1,285,716 million in 2017. This increase was primarily due to the increase in purchase of oil and gas products.

Employee Compensation Costs Employee compensation costs (including salaries and additional costs such as insurance, housing funds and training fees) were RMB125,384 million in 2017, representing an increase of 6.6% from RMB117,662 million in 2016. This increase was primarily due to the improvement of our performance-based remuneration system and the increase in our employee salaries and costs in line with the general increase of employee average salaries in the industry.

Exploration Expenses Exploration expenses increased by 28.6% from RMB18,576 million in 2016 to RMB23,884 million in 2017. This increase was primarily due to the fact that, in order to consolidate the oil and gas resource foundations, we optimized our exploration deployment and increased our investment in oil and gas exploration.

Depreciation, Depletion and Amortization Depreciation, depletion and amortization increased by 8.8% from RMB218,147 million in 2016 to RMB237,375 million in 2017. This increase was primarily due to (i) our provision made for assets impairment, and (ii) an increase in depreciation and depletion as a result of an increase in the cost of property, plant and equipment.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased by 3.8% from RMB74,255 million in 2016 to RMB77,042 million in 2017. This increase was primarily due to the increases in repair expenses and lease expenses as a result of the expansion of our business.

Taxes other than Income Taxes Taxes other than income taxes increased by 4.4% from RMB189,608 million in 2016 to RMB198,022 million in 2017. In particular, the consumption tax increased by RMB2,440 million from RMB140,268 million in 2016 to RMB142,708 million in 2017; and the resource tax increased by RMB3,528 million from RMB14,472 million in 2016 to RMB18,000 million in 2017.

Other Expenses/Income, net Net other expenses in 2017 were RMB745 million, as compared to net other income of RMB21,620 million in 2016. This was primarily due to the combined effects of the following factors: (i) our disposal of certain equity interests in Trans-Asia Gas Pipeline Co., Ltd. (the “Trans-Asia Pipeline”) in 2016 for which we recognized a net gain of RMB24,534 million, and (ii) the increase in the VAT refund relating to the importation of natural gas as recognized in 2017.

Profit from Operations The profit from operations in 2017 was RMB67,722 million, representing an increase of 11.7% from RMB60,635 million in 2016.

Net Exchange (Loss)/Gain Net exchange loss in 2017 was RMB1,094 million, as compared to the net exchange gain of RMB1,257 million in 2016. This was primarily due to the depreciation of US Dollar against Renminbi in 2017.

Net Interest Expense Net interest expense decreased by 6.5% from RMB20,857 million in 2016 to RMB19,507 million in 2017, primarily due to a decrease in the average balance of interest-bearing borrowings as compared with 2016 as a result of our active measures to control debts and reduce interest.

Profit Before Income Tax Expense Profit before income tax expense increased by 17.6% from RMB45,140 million in 2016 to RMB53,089 million in 2017.

Income Tax Expense The income tax expense increased by 3.3% from RMB15,768 million in 2016 to RMB16,296 million in 2017, which was primarily due to the increase in taxable income.

Profit for the Year As a result of the foregoing, our profit in 2017 increased by 25.3% from RMB29,372 million in 2016 to RMB36,793 million in 2017.

Profit Attributable to Non-controlling Interests Net profit attributable to non-controlling interests decreased by 35.0% from RMB21,515 million in 2016 to RMB13,995 million in 2017, which was primarily due to the fact that the disposal of certain equity interests in Trans-Asia Pipeline in 2016 was attributable to non-controlling interests.

Profit Attributable to Owners of the Company The net profit attributable to owners of the company increased by 190.2% from RMB7,857 million in 2016 to RMB22,798 million in 2017.

Segment Results

Exploration and Production Segment

Revenue Revenue of the exploration and production segment was RMB505,430 million in 2017, representing an increase of 22.5% from RMB412,484 million in 2016. This increase was primarily due to the combined effects of (i) the increase in the price of crude oil as partially offset by the decrease in the sales volume of crude oil, and (ii) the increase in the sales volume of natural gas and shale gas. Our average realized crude oil price in 2017 was US$50.64 per barrel, representing an increase of 33.3% from US$37.99 per barrel in 2016.

Operating Expenses Operating expenses of the exploration and production segment increased by 19.7% from RMB409,336 million in 2016 to RMB489,955 million in 2017. This increase was primarily due to the combined effects of (i) realized gains derived from the disposal of certain equity interests in the Trans-Asia Pipeline in 2016, and (ii) the increase in depreciation, depletion and amortization in 2017.

We enhanced our control over costs and expenses continuously. Our unit oil and gas lifting cost was US$11.53 per barrel in 2017, representing a decrease of 1.2% from US$11.67 per barrel in 2016.

Profit from Operations In 2017, in response to the increasingly complex development situation, in domestic operations, we adhered to the low-cost strategy and the meticulous management, optimized development plans, and took multi-measures to save energy and tap the potential synergies so as to raise the profit per single well. In overseas operations, we devoted major efforts to broadening sources of income and reducing expenditure as well as cutting costs and enhancing efficiency by various means such as optimizing assets and decreasing inventory. In 2017, the exploration and production segment realized an operating profit of RMB15,475 million, representing an increase of RMB12,327 million from RMB3,148 million in 2016, contributing a substantial increase in the profit level.

Refining and Chemicals Segment

Revenue The revenue of the refining and chemicals segment increased by 21.5% from RMB582,510 million in 2016 to RMB707,804 million in 2017. This increase was primarily due to the increase in oil prices and the production of high-profitability products as a result of our optimized product structure. Both the sales volume and price of most of the refined and chemical products were increased.

Operating Expenses Operating expenses of the refining and chemicals segment increased by 22.9% from RMB543,484 million in 2016 to RMB667,843 million in 2017. This increase was primarily due to the combined effects of (i) the increase in the expenses associated with the purchase of crude oil and feedstock oil from external suppliers; and (ii) impairment provision for some petrochemical assets with higher costs of production and operation in accordance with the accounting standards.

In 2017, we continued to optimize our productions and operations in the refining and chemicals segment. Due to the effects of the increase in the processing volume of crude oil and strengthened control over costs and expenses, the cash processing cost of our refineries was RMB169.04 per ton, representing a decrease of RMB10.89 per ton from RMB179.93 per ton in 2016.

Profit from Operations In 2017, in our refining and chemicals segment, we focused on the principle of market orientation and benefit, energetically pushed forward the structure optimization, reform and innovation, increased the production of high value-added and market-favorable products, and improved internal profit generating capabilities; intensified control over costs and expenses. These efforts resulted in several economic indicators being better than 2016 and maintaining a dominant position in profit contribution. In 2017, we realized operating profits of RMB39,961 million in the refining and chemicals segment, representing an increase of 2.4% as compared with RMB39,026 million in 2016. The refining operations recorded an operating profit of RMB32,573 million, representing an increase of 18.2% as compared with RMB27,565 million in 2016 due to the optimized product structure and the increase in gross profit. Taking advantage of the prosperous cycle of the chemical product market, we increased the sales of high-profitability products. However, as affected by the impairment provision for some petrochemical assets with higher production and operation costs, our chemical operations realized an operating profit of RMB7,388 million, representing a decrease of 35.5%, as compared with RMB11,461 million in 2016.

Marketing Segment

Revenue Revenue of the marketing segment increased by 27.6% from RMB1,301,616 million in 2016 to RMB1,660,456 million in 2017. This increase was primarily due to the combined effects of (i) the increase in both sales volume and prices of such products as gasoline and kerosene, and the rise in the price and the decrease in the sales volume of diesel; and (ii) the increase in revenue derived from trading of oil products.

Operating Expenses Operating expenses of the marketing segment increased by 28.0% from RMB1,290,568 million in 2016 to RMB1,652,177 million in 2017, primarily due to an increase in the expenses for purchase of refined oil from external suppliers.

Profit from Operations In 2017, in active response to the unfavourable condition of fiercer competition in the market, the marketing segment aimed for maximizing the overall results of the company. In domestic operations, we kept strengthening connection between production, sales and inventory management, optimized allocation of resources, enhanced cost and expense control, improved the integration of marketing and increased the profit from our non-oil business. In international trading, the marketing segment intensified the coordination and cooperation with domestic industrial chain, and optimized the import and export of oil and gas resources. In 2017, the marketing segment realized an operating profit of RMB8,279 million, representing a decrease of 25.1% as compared with RMB11,048 million in 2016.

Natural Gas and Pipeline Segment

Revenue Revenue of the natural gas and pipeline segment amounted to RMB295,786 million in 2017, representing an increase of 19.5% as compared with RMB247,477 million in 2016, primarily due to the increase in the sales volume of natural gas.

Operating Expenses Operating expenses of the natural gas and pipeline segment amounted to RMB280,098 million in 2017, representing an increase of 22.0% as compared with RMB229,592 million in 2016, primarily due to the increase in the expenses for purchasing natural gas.

Profit from Operations In 2017, in the natural gas and pipeline segment, we overcame the negative effects of decline in citygate price, optimized the allocation of resources, reduced comprehensive purchase costs, continued to enhance cost control, and realized an operating profit of RMB15,688 million, representing a decrease of 12.3% as compared with RMB17,885 million in 2016. This decrease was primarily due to the effects that (i) the impairment on goodwill related to the acquisition of PetroChina United Pipelines Co., Ltd. amounted to RMB3,709 million; and (ii) the sales of imported gas recorded a net loss of RMB23,947 million, representing an increase of loss of RMB9,063 million as compared with 2016.

In 2017, our international operations realized a revenue of RMB721,374 million, accounting for 35.8% of the our total revenue. Profit before income tax expense amounted to RMB4,543 million, accounting for 8.6% of our pre-tax profit. Our international operations maintained a healthy development with further improved international operating ability.

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

Revenue Revenue decreased by 6.3% from RMB1,725,428 million in 2015 to RMB1,616,903 million in 2016. This decrease was primarily due to the combined effects of (i) the decreasing selling prices of oil and gas products, and (ii) the changes in the sales volume of crude oil, natural gas, refined oil and other major products. The table below sets out the external sales volume and average realized prices for our major products in 2015 and 2016, respectively:

	Sales Volume (‘000 ton)			Average Realized Price (RMB/ton)
	2015	2016	Percentage of Change (%)	2015	2016	Percentage of Change (%)
Crude oil	101,620	100,108	(1.5)	2,134	1,881	(11.9)
Natural gas (hundred million cubic meter, RMB/‘000 cubic meter)	1,581.10	1,832.05	15.9	1,371	1,097	(20.0)
Gasoline	60,651	62,406	2.9	5,972	5,725	(4.1)
Diesel	84,763	80,168	(5.4)	4,503	4,127	(8.3)
Kerosene	14,683	16,533	12.6	3,334	2,869	(13.9)
Heavy oil	15,635	22,952	46.8	2,439	1,892	(22.4)
Polyethylene	4,270	4,764	11.6	8,202	7,981	(2.7)
Lubricant	1,150	1,122	(2.4)	8,234	7,424	(9.8)

Note:	The sales volumes listed in the table above represent all of our external sales volumes.

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

Other Income, net Other net income in 2016 was RMB21,620 million, representing a decrease of RMB5,490 million, from RMB27,110 million in 2015. This decrease was primarily due to the combined effects of the following factors: (i) an investment gain of RMB22,807 million in 2015 derived from the integration of certain pipeline assets and the gain from the equity disposals of some subsidiaries; (iii) the disposal of certain equity interests in Trans-Asia Gas Pipeline Co., Ltd., with gain of RMB24,534 million in 2016; and (iii) the VAT refund relating to the importation of natural gas recognized decreased in 2016 as compared to the preceding year.

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

Operating Expenses Operating expenses of the exploration and production segment decreased by 7.3% from RMB441,451 million in 2015 to RMB409,336 million in 2016, primarily due to the combined effects of the following factors: (i) realized gain derived from the disposal of certain equity interests in the Trans-Asia Pipeline; (ii) a provision made in 2015 for impairment of oil and gas properties; and (iii) an increase in depletion of oil and gas assets as a result of a decrease in proved reserves and an increase in depletion rate due to the oil price drop; and (iv) a decrease in purchase expenses for imported crude oil.

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

Liquidity and Capital Resources

Our primary sources of funding include cash generated by operating activities and short-term and long-term borrowings. Our primary uses of funds were for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distributions of dividends to shareholders. Our payments to CNPC are limited to dividends and payments for services provided to us by CNPC. For the year ended December 31, 2017, we distributed as dividends 45% of our reported income for the year attributable to our shareholders together with additional interim and final special dividends in return to our shareholders. See “Item 8 — Financial Information — Dividend Policy” for a discussion of factors which may affect the determination by our board of directors of the appropriate level of dividends.

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

We plan to fund the capital and related expenditures described in this annual report principally through cash from operating activities, short-term and long-term borrowings and cash and cash equivalents. Net cash flows from operating activities in the year ended December 31, 2017 was RMB366,655 million. As of December 31, 2017, we had cash and cash equivalents of RMB122,777 million. While each of the projects described in this annual report for which significant capital expenditures will be required is important to our future development, we do not believe that failure to implement any one of these projects would have a material adverse effect on our financial condition or results of operations. If the price of crude oil declines sharply in the future, it is likely that we would delay or reduce the scale of the capital expenditures for our exploration and production segment.

We currently do not have any outstanding options, warrants or other rights for any person to require us to issue any common stock at a price below its market value. We do not currently intend to issue any such rights or to otherwise issue any common stock for a price below its market value.

In addition, as of December 31, 2017, we did not have any transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect the liquidity or availability of or requirements for our capital resources.

The table below sets forth our cash flows for each of the years ended December 31, 2015, 2016 and 2017 and our cash equivalents at the end of each year.

	Year Ended December 31,
	2015	2016	2017
	(RMB in millions)
Net cash flows from operating activities	261,312	265,179	366,655
Net cash flows used for investing activities	(215,879)	(175,887)	(243,546)
Net cash flows used for financing activities	(45,439)	(67,007)	(94,725)
Currency translation difference	(999)	2,873	(3,538)
Cash and cash equivalents at year end	72,773	97,931	122,777

Our cash and cash equivalents increased by 25.4% from RMB97,931 million as of December 31, 2016 to RMB122,777 million as of December 31, 2017.

Net Cash Flows from Operating Activities

Our net cash flows from operating activities amounted to RMB366,655 million for the year ended December 31, 2017, representing an increase of 38.3% from RMB265,179 million for the year ended December 31, 2016. This was mainly due to a combined effect of an increase in profit and strengthened management over inventories, payables and other working capital during the reporting period. As of December 31, 2017, we had cash and cash equivalents of RMB122,777 million. Our cash and cash equivalents were denominated in Renminbi, US Dollars, HK Dollars and other currencies (approximately 57.8% were denominated in Renminbi, approximately 36.4% were denominated in US Dollars, approximately 4.9% were denominated in HK Dollars and approximately 0.9% were denominated in other currencies).

Our net cash flows from operating activities amounted to RMB265,179 million for the year ended December 31, 2016, representing an increase of 1.5% from RMB261,312 million for the year ended December 31, 2015. This was mainly due to a combined effect of a decrease in profit and the decrease in tax expenses during the reporting period. As of December 31, 2016, we had cash and cash equivalents of RMB97,931 million. Our cash and cash equivalents were denominated in Renminbi, US Dollars, HK Dollars and other currencies (approximately 52.6% were denominated in US Dollars, approximately 44.3% were denominated in Renminbi, approximately 1.7% were denominated in HK Dollars and approximately 1.4% were denominated in other currencies).

Our net cash flows from operating activities amounted to RMB261,312 million for the year ended December 31, 2015, representing a decrease of 26.7% from RMB356,477 million for the year ended December 31, 2014. This was mainly due to a combined effect of a decrease in profit and the change of working capital during the reporting period. As of December 31, 2015, we had cash and cash equivalents of RMB72,773 million. Our cash and cash equivalents were denominated in Renminbi, US Dollars, HK Dollars and other currencies (approximately 52.9% were denominated in Renminbi, approximately 43.3% were denominated in US Dollars, approximately 2.2% were denominated in HK Dollars and approximately 1.6% were denominated in other currencies).

Net Cash Flows Used for Investing Activities

Our net cash flows used for investing activities in 2017 amounted to RMB243,546 million, representing an increase of 38.5% from RMB175,887 million in 2016. The increase was primarily due to a combined effect of the adjustment of our investment plans based on the oil price trend and market change and the increase in capital expenditures in 2017.

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

Net Cash Flows Used for Financing Activities

Our net cash flows used for financing activities in 2017 was RMB94,725 million, representing an increase of 41.4% from RMB67,007 million in 2016. This was primarily due to a combined effect of (i) our efforts in optimizing financial arrangement and debt structure; (ii) the decrease in amount of debts and financing cost, (iii) the decrease in long-term borrowings in 2017, and (iv) the increase in balance of short-term borrowings as of December 31, 2017.

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

Our net borrowings as of December 31, 2015, 2016 and 2017 were as follows:

	As of December 31,
	2015	2016	2017
	(RMB in millions)
Short-term borrowings (including current portion of long-term borrowings)	106,226	143,384	175,417
Long-term borrowings	434,475	372,887	289,858

Total borrowings	540,701	516,271	465,275

Less:
Cash and cash equivalents	72,773	97,931	122,777

Net borrowings	467,928	418,340	342,498

Our total borrowings as of December 31, 2017 consisted of approximately 54.5% of fixed-rate loans and approximately 45.5% of floating-rate loans. Of our borrowings as of December 31, 2017, approximately 71.4% were denominated in Renminbi, approximately 26.7% were denominated in US Dollars and approximately 1.9% were denominated in other currencies.

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

Our debt to capital ratio (calculated by dividing interest-bearing debts by the aggregate of interest-bearing debts and shareholder’s equity) as of December 31, 2015, 2016 and 2017 was 28.7%, 27.3% and 25.2%.

As of December 31, 2017, the outstanding amount of our debts secured by CNPC and its subsidiaries and other third parties was RMB45,463 million.

Capital Expenditures and Investments

In 2017, we focused on the principles of quality and profitability for capital expenditures, continued to optimize our investment structure and control our overall capital expenditures, with a focus on the investment in upstream oil and gas projects in order to enhance our sustainable development capability. In 2017, our capital expenditures were RMB216,227 million, representing an increase of 25.4% from RMB172,386 million in 2016.

The table below sets forth our capital expenditures and investments by business segment for each of the years ended December 31, 2015, 2016 and 2017 as well as those anticipated for the year ending December 31,

2018. Actual capital expenditures and investments for periods after January 1, 2018 may differ from the amounts indicated below.

	2015		2016		2017		2018 Anticipated
	(RMB in millions)%		(RMB in millions)%		(RMB in millions)%		(RMB in millions)%
Exploration and production(1)	157,822	78.04	130,248	75.56	161,997	74.92	167,600	74.22
Refining and chemicals	15,725	7.78	12,847	7.45	17,705	8.19	19,800	8.77
Marketing	7,061	3.49	7,983	4.63	10,982	5.08	16,500	7.31
Natural gas and pipeline	20,360	10.07	20,340	11.80	24,529	11.34	20,000	8.86
Headquarters and others	1,270	0.62	968	0.56	1,014	0.47	1,900	0.84

Total	202,238	100.00	172,386	100.00	216,227	100.00	225,800	100.00

(1)	If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the exploration and production segment in 2015, 2016, 2017 and the estimates for the same in 2018 would be RMB166,594 million, RMB139,135 million, RMB176,426 million and RMB178,600 million, respectively.

As of December 31, 2017, the capital commitments contracted but not provided for were approximately RMB70,563 million.

Exploration and Production

A majority of our capital expenditures and investments relate to our exploration and production segment. For each of the three years ended December 31, 2015, 2016 and 2017, capital expenditures in relation to the exploration and production segment amounted to RMB157,822 million, RMB130,248 million and RMB161,997 million, respectively. In 2017, our capital expenditures were primarily used for the exploration projects in our 16 domestic oil and gas fields, construction of production facilities in our oil and gas fields, and the exploration and development projects in our five major overseas oil and gas cooperation regions.

We anticipate that the capital expenditures for our exploration and production segment in 2018 would amount to RMB167,600 million. Domestic exploration activities will be focused on the key basins such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin. Domestic development activities will be focused on maintaining a stable production of crude oil and a growth in the output of natural gas by developing oil and gas fields in Daqing, Changqing, Liaohe, Xinjiang, Tarim and the Southwest region and enhancing the development of unconventional resources such as shale gas. Overseas operations will be aimed at continued cooperation with our current partners in the operation of the existing projects and the development of new projects in the Middle East, Central Asia, the Americas and the Asia-Pacific regions to ensure an effective growth of our reserves and production.

Refining and Chemicals

Our capital expenditures for our refining and chemicals segment for each of the years ended December 31, 2015, 2016 and 2017 were RMB15,725 million, RMB12,847 million and RMB17,705 million, respectively. In 2017, our capital expenditures were mainly spent on the construction of large-scale refining and chemicals facilities, including the Yunnan petrochemical project and certain other oil product quality upgrading projects.

We anticipate that the capital expenditures for the refining and chemicals segment in 2018 would amount to RMB19,800 million, which are expected to be used primarily for the construction of large-scale refining and chemical projects, refined oil quality upgrading projects and refining-chemical transformation and upgrading projects, such as the Liaoyang Petrochemical’s optimization and efficiency renovation project for processing crude oil imported from Russia, Huabei Petrochemical’s project for quality upgrading, technical reformation with respect to safety production and environmental protection, the refining-chemical integration project in Guangdong, Daqing Petrochemical’s project in relation to adjustment and upgrading of product structure and the large-scale refining-chemical project of producing ethylene out of ethane.

Marketing

Our capital expenditures for our marketing segment for each of the years ended December 31, 2015, 2016 and 2017 were RMB7,061 million, RMB7,983 million and RMB10,982 million, respectively. Our capital expenditures for the marketing segment in 2017 were mainly used for the construction of service stations, storage facilities and other facilities for our sales network.

We anticipate that the capital expenditures for our marketing segment for the year of 2018 will amount to RMB16,500 million, which are expected to be used primarily for the construction and expansion of high-profitability refined oil sales networks and the construction of the overseas oil and gas operation centers.

Natural Gas and Pipeline

Our capital expenditures for the natural gas and pipeline segment for each of the three years ended December 31, 2015, 2016 and 2017 were RMB20,360 million, RMB20,340 million and RMB24,529 million, respectively. Our capital expenditures for the natural gas and pipeline segment in 2017 were mainly used for construction projects including the Third West-East Gas Pipeline, the Fourth Shaanxi-Beijing Gas Pipeline, the second Sino-Russia Crude Oil Pipeline and the Jinzhou-Zhengzhou Refined Oil Pipeline.

We anticipate that our capital expenditures for the natural gas and pipeline segment in 2018 will amount to approximately RMB20,000 million, which are expected to be used primarily for the construction of key natural gas transmission projects such as the China-Russia East Natural Gas Pipeline Project, Fujian-Guangdong main branch, gas storage and LNG equipment for storage and transportation, as well as the construction of gas branches and sales terminals.

Headquarters and Others

Our non-segment-specific capital expenditures and investments for each of the years ended December 31, 2015, 2016 and 2017 were RMB1,270 million, RMB968 million and RMB1,014 million, respectively, which were primarily used for research activities and development of the IT system.

Our anticipated capital expenditures for the headquarters and others in 2018 will amount to RMB1,900 million. These planned capital expenditures and investments mainly include capital expenditures for scientific research activities and the development of the IT system.

Off-Balance Sheet Arrangements

As of December 31, 2017, there were no off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

The tables below set forth our long-term contractual obligations outstanding as of December 31, 2017.

	Payment Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(RMB in millions)
Long-term debt	371,394	81,536	134,829	99,290	55,739
Capital lease obligations	1,934	235	506	233	960
Operating leases	229,384	11,519	18,967	18,066	180,832
Capital commitments	70,563	12,811	37,057	2,524	18,171
Other long-term obligations	—	—	—	—	—
Debt-related interest	52,798	11,439	16,657	10,262	14,440

Total	726,073	117,540	208,016	130,375	270,142

We are obligated to make annual payment with respect to our exploration and production licenses to the Ministry of Natural Resources. The table below sets forth the estimated amount of the annual payments in the next five years:

Year	Annual Payment
(RMB in millions)
2018	800
2019	800
2020	800
2021	800
2022	800

Assets Retirement Obligation

A number of provinces and regions in which our oil and gas exploration and production activities are located have promulgated environmental protection regulations, which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. We have established standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of these provincial and regional regulations. As of December 31, 2017, the balance of assets retirement obligation was RMB131,546 million.

Research and Development

We have a research and development management department, directly under which there are three research institutions. Except for our branch companies which are engaged in marketing activities, each of our branch companies has its own research and development management department. Most of our branch companies have their own research institutions. Our research and development management departments are mainly responsible for managing and coordinating the research and development activities conducted by each of the research institutions. As of December 31, 2017, we had 39,377 employees in our research and development departments and institutions.

In each of the years ended December 31, 2015, 2016 and 2017, our total expenditures for research and development were approximately RMB19,300 million, RMB17,565 million and RMB18,601 million, respectively.

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

Trend Information

In 2018, the global economy is expected to grow stronger although it still faces challenges. As the global oil market gradually tends to be balanced, international oil price is likely to remain volatile at a low or medium level. China’s economy is expected to keep growing in a stable manner with an expected GDP growth of approximately 6.5% in 2018. The consumption demand for oil and gas in China remains a growth momentum as a whole. With the implementation of system reform in the oil and gas sector and the implementation of the “Belt and Road” initiative, sources of resources and the manners of cooperation in the oil and gas sector will become more diversified. Meanwhile, with the newly issued regulation on oil product consumption tax, a fairer market environment will be nurtured in China which will facilitate our long-term development. We will continue to adhere to our guidelines of steady development and endeavor to implement our four major strategies with respect to resources, markets, globalization and innovation. We will continue to optimize the structure of our industry chain, improve the value of our oil and gas business chains, and vigorously broaden our source of income, reduce expenditures, cut costs and improve efficiency in an effort to maintain a steady and positive improvement of our operations, and continue to improve our competitiveness and our company value.

With respect to the exploration and production segment, we will focus on efficient exploration and development and make great efforts to increase reserves and production as well as improve profitability. With respect to our oil and gas exploration, we will aim to explore large-scale and high quality reserves, strengthen centralized exploration and fine exploration of the major basins and key series and strata, promote comprehensive exploration of resources including tight oil and gas, shale oil and gas and coalbed methane, and consolidate the resource base. With respect to our oil and gas production, we will, on the basis of stable output of oil and increase of gas, carry out construction of key projects of production capacity, focus on optimization, arrangement and adjustment of development plans, achieve lean manufacturing driven by innovation and a balance between production and efficiency, advance the unconventional oil and gas businesses such as coalbed methane and shale gas in an orderly manner and endeavor to increase both production and efficiency.

With respect to the refining and chemicals segment, we will, focus on market demand and facility features, make reasonable arrangement for processing workload, continuously optimize resource allocation and product structure, in order to achieve the most efficient utilization of resources and maximum of overall value. With respect to the refining business, we will control the diesel-gasoline ratio, increase production of high-profitability and featured products. With respect to the chemical business, we will, considering market cycle, broaden sources of raw materials of fine quality, accelerate the research and development in new products, and improve the proportion of products of high-end, high value-added and high profitability. With respect to the sales of chemical products, we will pay close attention to the market trend, promote integration of production, marketing, research and application, and enhance market cultivation and development so as to increase sales and boost profit. We will implement the transformation and upgrading plan for oil refining and chemical businesses, accelerate structure adjustment and optimization, and continuously improve sustainable development capability and profitability.

With respect to the marketing segment, we will pay close attention to the changes of the market, strengthen the interaction between production and marketing, improve marketing network and enhance overall profitability. We will improve our strategy on competitiveness, deepen the integrated marketing of refined oil, fuel cards, non-oil business, lubricants and natural gas, promote reconstruction and upgrading of intelligent gas stations, give full play to advantages of our brand “uSmile”, enhance innovation efforts on “Internet + Marketing”, deepen cross-industry cooperation, create an ecosystem of “people, vehicle and life”, and continuously enhance our profitability and market competitiveness.

With respect to the natural gas and pipeline segment, we will devote efforts to coordinating resources and market, creating a strategic and value-oriented natural gas business chain. We will carry out overall management of the production, import, storage, transportation and marketing links, give play to comprehensive peak arrangement capability, form a pipeline network system featuring effective operation, flexible dispatch and stability and safety. We will continue to optimize sales flow, implement flexible sales strategy, track new business growth area of natural gas, carry out orderly market development and enhance the scale and strength of the development of end markets including urban gas. We will continue to push forward the construction of key pipelines and reinforce the construction of natural gas branches and terminal facilities.

With respect to the international operations, we will continue to improve the strategic layout of the five major overseas oil and gas cooperation zones, the four major strategic oil and gas channels and the three major oil and gas operation hubs, further integrate resources and adjust structures, and increase operation efficiency as well as profitability. We will enhance comprehensive assessment and business negotiation of new projects, emphasize the exploration and development of existing key projects and high-profitability projects, and endeavor to increase reserve, output and profit. We will leverage the synergy and cooperation between international trading, production and sales, make overall arrangements for import and export structures as well as domestic and foreign resources, improve the trading channels and marketing network, and improve the capability to allocate resources and profit creation capability.

Other than as disclosed above and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the periods covered in this annual report that are reasonably likely to have a material adverse effect on our net revenue, profit, liquidity or capital resources, or that would cause the disclosed financial information to be misleading.

Other Information

Inflation

Inflation or deflation did not have a significant impact on our results of operations for the year ended December 31, 2017.

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

Item 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors, Senior Management and Supervisors

As of the date of this report, our board of directors consisted of 13 directors, five of whom were independent non-executive directors. Directors are elected at shareholder meetings for three-year term. The directors may be re-elected and re-appointed upon the expiration of his/her term of office. The functions and duties conferred on the board of directors include:

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

Eight of the directors are affiliated with CNPC or its subsidiaries.

The PRC Company Law requires a joint stock company with limited liability to establish a supervisory board. This requirement is reflected in our articles of association. The supervisory board is responsible for monitoring our financial matters and overseeing the corporate actions of our board of directors and our senior management personnel. At the end of this reporting period, the supervisory board consisted of nine supervisors, five of whom were elected, and may be removed, by the shareholders in a general meeting, and four of whom are employees representatives who were elected by our staff, and may be removed, by our staff. Five of our supervisors are affiliated with CNPC. The term of office of our supervisors is three years. The supervisors may be re-elected and re-appointed. An elected supervisor cannot concurrently hold the position of a director, manager or financial controller.

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

The following table sets forth certain information concerning our directors, supervisors and executive officers as of the date of this report:

Name(1)	Age	Position	Time of Election(2)
Wang Yilin	61	Chairman of the Board of Directors	June 2015
Zhang Jianhua	53	Vice-Chairman and Non-executive Director	October 2016
Yu Baocai	52	Non-executive Director	May 2011
Liu Yuezhen	56	Non-executive Director	May 2014
Liu Hongbin	54	Non-executive Director	May 2014
Hou Qijun	51	Executive Director and Vice President	June 2017
Duan Liangwei	50	Non-executive Director	June 2017
Qin Weizhong	46	Non-executive Director	June 2017
Lin Boqiang	60	Independent Non-executive Director	May 2014
Zhang Biyi	64	Independent Non-executive Director	October 2014
Elsie Leung Oi-sie	78	Independent Non-executive Director	June 2017
Tokuchi Tatsuhito	65	Independent Non-executive Director	June 2017
Simon Henry	56	Independent Non-executive Director	June 2017
Xu Wenrong	56	Chairman of the Board of Supervisors
Zhang Fengshan	56	Supervisor
Jiang Lifu	54	Supervisor
Lu Yaozhong	52	Supervisor
Wang Liang	55	Supervisor
Fu Suotang	55	Supervisor appointed by employees’ representatives
Li Jiamin	54	Supervisor appointed by employees’ representatives
Liu Xianhua	54	Supervisor appointed by employees’ representatives
Li Wendong	53	Supervisor appointed by employees’ representatives
Sun Longde	55	Vice President
Lin Aiguo	59	Chief Engineer
Wu Enlai	57	Secretary to the Board of Directors
Tian Jinghui	55	Vice President
Chai Shouping	56	Chief Financial Officer
Ling Xiao	54	Vice President
Yang Jigang	54	Vice President
Wang Zhongcai	58	Vice President

(1)	The following changes have taken place to our board and senior management since our last annual report:

Directors

On June 8, 2017, at the annual general meeting of the Company for 2016, Mr. Wang Yilin, Mr. Wang Dongjin, Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Hou Qijun, Mr. Duan Liangwei and Mr. Qin Weizhong were elected as the Company’s directors; Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry were elected as independent non-executive directors of the Company. Mr. Xu Wenrong, Mr. Shen Diancheng, Mr. Zhao Zhengzhang, Mr. Richard H. Matzki and Mr. Chen Zhiwu no longer served as directors of the Company. On June 8, 2017, the board of directors elected Wang Yilin as the chairman of the Company, and each of Mr. Zhang Jianhua and Mr. Wang Dongjin as the Company’s vice chairman. On April 2, 2018, Mr. Wang Dongjin resigned from the positions of vice chairman, director and president of the Company due to position adjustment.

Supervisors

On June 8, 2017, at the annual general meeting of the company for 2016, Mr. Xu Wenrong, Mr. Zhang Fengshan, Mr. Jiang Lifu and Mr. Lu Yaozhong were elected as supervisors of the Company. Each of Mr. Fu Suotang and Mr. Li Jiamin was elected as an employee representative supervisor of the Company. Mr. Guo Jinping, Mr. Li Qingyi, Mr. Jia Yimin, and Mr. Yang Hua no longer served as supervisors of the Company. On June 8, 2017, the supervisory board of the Company elected Mr. Xu Wenrong as the chairman of the supervisory board at its third meeting. On October 26, 2017, Mr. Wang Liang was elected as a supervisor of the Company at the extraordinary general meeting of the Company.

Senior Officers

On June 8, 2017, Mr. Hou Qijun was appointed as a vice president of the Company. Mr. Zhao Zhengzhang and Ms. Wang Lihua no longer served as vice presidents of the Company due to age. On December 28, 2017, Mr. Ling Xiao, Mr. Yang Jigang and Mr. Wang Zhongcai were appointed as vice presidents of the Company. Mr. Huang Weihe, Mr. Xu Fugui and Mr. Lv Gongxun no longer served as vice presidents of the Company due to age.

(2)	For directors only.

Directors

Wang, Yilin, age 61, is the chairman of our company, the chairman of CNPC and the secretary of the Communist Party of China (“CPC”) Leadership Group of CNPC. Mr. Wang is a professor-level senior engineer and holds a doctorate degree. He has over 35 years of work experience in China’s oil and gas industry. Mr. Wang was appointed as the standing member of the CPC Committee, deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau in June 1996, and the general manager and secretary of the CPC Committee of our Xinjiang Oilfield Company in September 1999. He served as the assistant general manager of CNPC since July 2003. Mr. Wang was appointed as a deputy general manager and a member of the CPC Leadership Group of CNPC in December 2003. From July 2004, he worked concurrently as the chief safety officer of CNPC. He was a director of our company from November 2005 to April 2011. From April 2011, Mr. Wang was the chairman of CNOOC, the secretary of the CPC Leadership Group of CNOOC and the chairman of CNOOC Limited.    He was appointed as the chairman of CNPC and the secretary of the CPC Leadership Group of CNPC in April 2015, and the chairman of our company in June 2015.

Zhang, Jianhua, age 53, is the vice chairman of our company, a director and the general manager of CNPC, and the deputy secretary of the CPC Leadership Group of CNPC. Mr. Zhang is a professor-level senior engineer and holds a doctorate degree. He has over 30 years of work experience in China’s petrochemical industry. He was appointed as a deputy manager of Shanghai Gaoqiao Petrochemical Company of Sinopec Group in April 1999, a deputy manager of Sinopec Shanghai Gaoqiao Company in February 2000, and the general manager of Sinopec Shanghai Gaoqiao Company in September 2000. He was appointed as a vice president of China Petroleum & Chemical Corporation, or Sinopec Corp., in April 2003, and concurrently served as the general director of the Production and Operation Management Department of Sinopec Corp. from November 2003. He was appointed as a member of the CPC Leadership Group of Sinopec Group in February 2005, and a senior vice president of Sinopec Corp in March 2005. He was appointed as a director of Sinopec Corp in May 2006, and concurrently served as the chairman of Sinopec (Hong Kong) Limited from June 2007, and concurrently served as the chairman of Sinopec Engineering (Group) Co., Ltd. from October 2014. He was appointed as a director and the general manager of CNPC and deputy secretary of the CPC Leadership Group of CNPC in July 2016. In October 2016, Mr. Zhang was appointed as a director and vice chairman of our company.

Yu, Baocai, age 52, is a director of our company, a deputy general manager of CNPC and a member of the CPC Leadership Group of CNPC. Mr. Yu is a senior engineer, holds a master’s degree and has over 30 years of work experience in China’s oil and petrochemical industry. He was appointed as a deputy general manager and a member of the CPC Committee of PetroChina Daqing Petrochemical Company in September 1999 and was promoted to general manager and deputy secretary of the CPC Committee in December 2001. In September 2003, Mr. Yu was appointed as the secretary of the CPC Committee and the general manager of PetroChina Lanzhou Petrochemical Company, and in September 2008, he was appointed as the deputy general manager and a member of the CPC Leadership Group of CNPC. Mr. Yu was elected as a representative of the 10th National People’s Congress of PRC in February 2003 and a representative of the 11th National People’s Congress of PRC in February 2008. In May 2011, Mr. Yu was elected as a director of our company.

Liu, Yuezhen, age 56, is a director of our company and the chief accountant and a member of the CPC Leadership Group of CNPC. Mr. Liu is a researcher-level senior accountant, holds a master’s degree and has over 35 years of financial and accounting experience. He served as deputy general manager and chief accountant of AVIC Jianghan Aviation Life-saving Appliance Corporation since March 1996. In February 2000, he was promoted to general manager of Jianghan Aviation Life-saving Appliance Corporation and concurrently served as the director of the 610 Research Institute. Mr. Liu served as the chairman of the board of directors and general manager of AVIC Beijing Qingyun Aviation Instruments Co., Ltd. from May 2003 and as the chief accountant and a member of the CPC Leadership Group of CASIC (Group) Company from November 2006. Mr. Liu has been the chief accountant and a member of the CPC Leadership Group of CNPC since December 2013. He was elected as a director of our company in May 2014.

Liu, Hongbin, age 54, is a director of our company and a deputy general manager and a member of the CPC Leadership Group of CNPC. Mr. Liu is a senior engineer, holds a bachelor’s degree and has nearly 35 years of work experience in China’s oil and gas industry. He was appointed as the chief engineer of Tuha Petroleum Exploration & Development Headquarters in June 1995, a deputy general manager and a member of the CPC Committee of PetroChina Tuha Oilfield Company in July 1999, the commander and deputy secretary of the CPC Committee of Tuha Petroleum Exploration & Development Headquarters in July 2000, the general manager of the Planning Department of our company in March 2002, and the director of the Planning Department of CNPC in September 2005. Mr. Liu was appointed as a vice president of our company in June 2007. He was appointed as the general manager and secretary of the CPC Committee of PetroChina Marketing Company in November 2007. In July 2013, he was appointed as a deputy general manager and a member of the CPC Leadership Group of CNPC. Mr. Liu was appointed as an executive director and general manager of Daqing Oilfield Company Ltd. in August 2013, and he was elected as a director of our company in May 2014.

Hou Qijun, age 51, is a director and vice president of our company, and concurrently the deputy general manager of CNPC. Mr. Hou is a professor-level senior engineer and holds a doctorate degree. He has nearly 30 years of work experience in China’s oil and gas industry. He served as a director, deputy general manager and a member of the CPC Committee of Daqing Oilfield Company Limited since October 2002. He served as the general manager and deputy secretary of the CPC Committee of Jilin Oilfield Company from October 2004, and concurrently an executive director and the general manager of Jilin Petroleum (Group) Company Limited from July 2007. He served as the secretary of the CPC Committee and deputy general manager of PetroChina Natural Gas and Pipelines Company from September 2011, and concurrently a deputy general manager of PetroChina Natural Gas Marketing Company from November 2011. He served concurrently as the director of PetroChina Oil & Gas Pipeline Control Center from March 2012. He served as the general manager of the Planning Department of the company and concurrently the general manager of the Planning Department of CNPC from November 2013. He was appointed as a deputy general manager of CNPC in March 2017. Mr. Hou has served concurrently as the general manager and deputy secretary of the CPC Committee of PetroChina Exploration and

Production Company from April 2017. In June 2017, he was appointed as a director and vice president of our company.

Duan Liangwei, age 50, is a director of our company, and concurrently a deputy general manager and the chief safety officer of CNPC. Mr. Duan is a professor-level senior engineer and holds a doctorate degree. He has nearly 30 years of work experience in China’s petrochemical industry. From February 2006, Mr. Duan served as a deputy general manager, the chief safety officer and a member of the CPC Committee of Jilin Petrochemical Company. From March 2010, he served concurrently as the general manager of Jilin Fuel Ethanol Company Limited. From September 2011, he served as the general manager of Dagang Petrochemical Company. From July 2013, he served as the general manager and the deputy secretary of the CPC Committee of PetroChina Dalian Petrochemical Company, the manager of Dalian Petrochemical Corporation, and the director of Dalian Regional Companies Coordination Group. He was appointed as a deputy general manager of CNPC in March 2017. Mr. Duan has served concurrently as the chief safety director of CNPC since April 2017. In June 2017, he was appointed as a director of our company.

Qin Weizhong, age 46, is a director of our company and a deputy general manager of CNPC. Mr. Qin is a senior engineer and holds a doctorate degree. He has over 20 years of work experience in China’s oil and petrochemical industry. From October 2004, he served as a deputy director of the Development & Planning Department of Sinopec Corp. From May 2007, he worked concurrently as a director of New Energy Office of Sinopec Corp. From July 2010, he served as the director and deputy secretary of the CPC Committee of Sinopec Group Jiujiang Petrochemical Plant and the general manager of Sinopec Jiujiang Company. He was appointed as a deputy general manager of CNPC in March 2017. In June 2017, he was appointed as a director of our company.

Independent Non-executive Directors

Lin, Boqiang, age 60, is an independent non-executive director of our company. Mr. Lin holds a doctorate degree in economics from the University of California. He was formerly a senior energy economist at the Asian Development Bank, and is currently working at Xiamen University in such capacity as a Distinguished Professor of the Changjiang Scholars Program at the School of Management, the director of Research Institute for China’s Energy Policy, the director of 2011 Collaborative Innovation Center for Energy Economics and Energy Policy, and a doctoral advisor. Mr. Lin is a member of the National Energy Consultation Committee under the National Energy Commission, a member of the Energy Price Consultation Committee under the National Development and Reform Commission, a guest economic analyst of Xinhua News Agency, a guest commentator of China National Radio, the vice-chairman of China Energy Society, and a member of the Board of Stewards of Future of Energy of the World Economic Forum based in Davos Switzerland. Mr. Lin was elected as an independent non-executive director of our company in May 2014.

Zhang, Biyi, age 64, is an independent non-executive director of our company. Mr. Zhang is a senior accountant. He graduated from the department of finance and banking from Xiamen University in February 1982. He served as the head of the Enterprise Division, assistant to the director, and deputy director of the Finance Bureau at China Ship Industry Corporation. In July 1999, Mr. Zhang was appointed as a deputy general manager of China Shipbuilding Industry Corporation, and he served as deputy general manager and chief accountant of China Shipbuilding Industry Corporation from December 2004 to February 2014. From March 2008 to January 2010, he also served concurrently as the general manager of China Shipbuilding Industry Company Ltd. Mr. Zhang was elected as an independent non-executive director of our company in October 2014.

Elsie Leung Oi-sie, age 78, is an independent non-executive director of our company. She is a consultant of Iu, Lai & Li Solicitors & Notaries, and an independent non-executive director of China Life Insurance Company Limited, United Company RUSAL, Plc. and China Resources Power Holdings Co., Ltd. Ms. Leung obtained her LLM degree from the University of Hong Kong, and is an academician of College of International Marriage Law. She holds the practicing qualifications for attorney of Hong Kong and Britain. Ms. Leung was the first Secretary for Justice of the Hong Kong Special Administrative Region and a member of Executive Council of

HKSAR. Ms. Leung was appointed as the Justice of the Peace, the Notary Public, and the China-Appointed Attesting Officer, and was awarded a Grand Bauhinia Medal. In June 2017, she was appointed as a non-executive independent director of our company.

Tokuchi Tatsuhito, age 65, is an independent non-executive director of our company. He is also the executive director & research fellow of the Center for Industrial Development and Environment Governance (CIDEG), Tsinghua University, the senior fellow of Rebuild Japan Initiative Foundation, and the member & experts adviser to the Foreign Advisory Committee of State Administration of Foreign Experts Affairs of the PRC. Mr. Tokuchi graduated from the Department of Chinese Language and Literature, Peking University, and received his master’s degree in East Asian Economy from the Center for East Asian Studies of Stanford University. He previously held such positions as the general manager of Investment Banking Division of Daiwa Securities SMBC Co., Ltd., the president of Daiwa Securities Singapore Limited, the Executive Vice President of Daiwa Securities (Hong Kong) Inc.in charge of investment banking business, a vice president of Daiwa Securities (America) Inc., the vice chairman of Singapore Investment Banking Association, and a deputy general manager, managing director, general manager, and Investment Banking Committee chairman of CITIC Securities Co., Ltd. In 2009, Mr. Tokuchi was awarded the China Friendship Award, China’s highest award for foreigners. In June 2017, he was appointed as a non-executive independent director of our company.

Simon Henry, age 56, is an independent non-executive director of our company. He is a fellow of the UK Chartered Institute of Management Accountants, and has rich experience in the areas of finance management, strategic planning, marketing, and investor relations. Mr. Henry obtained a first class Bachelor’s degree in mathematics from Cambridge University in 1982 and was awarded a Master’s degree in 1986 by Cambridge. He joined Royal Dutch Shell in 1982. He worked for 8 years until March 2017 as the Chief Finance Officer and an executive director of the Board of Royal Dutch Shell. He now serves as a non-executive director and the chairman of the audit committee of the board of directors of Lloyds Banking Group and as a non-executive director of Rio Tinto plc. In addition, Mr. Henry is currently also a member of the UK Defense Board. In June 2017, he was appointed as a non-executive independent director of our company.

Supervisors

Xu, Wenrong, age 56, is the chairman of the supervisory board of our company and a deputy secretary of the CPC Leadership Group and deputy general manager of CNPC. Mr. Xu is a professor-level senior engineer and holds a doctorate degree. Mr. Xu has nearly 30 years of work experience in China’s oil and gas industry. Mr. Xu served as a deputy director of Bureau of Geophysical Prospecting of CNPC from November 1997, the director and deputy secretary of the CPC Committee of the Bureau of Geophysical Prospecting of CNPC from December 1999, and the vice chairman of the board of directors, general manager and deputy secretary of the CPC Committee of BGP Inc. from December 2002. He was appointed as an assistant president of CNPC in January 2004, and from September 2005 Mr. Xu concurrently served as the director general of the Development and Research Department of CNPC, and the chairman of CNPC Services & Engineering Ltd from June 2006. He served as a member of the CPC Leadership Group and chief of the Discipline Inspection Group of China Shipping (Group) Company from May 2011. He was appointed as a director of China Shipping (Group) Company in October 2011. He served concurrently as the principal of China Shipping Party School from December 2011, and the chairman of the Labor Union of China Shipping (Group) Company from January 2012. He served concurrently as the president of China Shipping Management Cadre College from May 2013. He was appointed as a deputy general manager, a member of the CPC Leadership Group and chief of Discipline Inspection Group of China Shipping (Group) Company in February 2014. He served as a deputy general manager and member of the CPC Leadership Group of CNPC from January 2016. He was appointed as a deputy secretary of the CPC Leadership Group and deputy general manager of CNPC in November 2016. Mr. Xu was appointed as a director of our company in May 2016. In June 2017, he was appointed as a member and the chairman of the board of supervisors of our company.

Zhang, Fengshan, age 56, is a supervisor and the chief safety officer of our company and the general manager of our Quality, Security and Environmental Protection Department. He is concurrently the deputy chief safety officer of CNPC, the general manager of Quality, Security and Environmental Protection Department of CNPC and the director of the Security, Environmental Protection Supervision Center of CNPC. Mr. Zhang is a professor-level senior engineer, holds a master’s degree and has over 35 years of experience in China’s oil and gas industry. He was appointed as a deputy director and a standing member of the CPC Committee of Liaohe Oil Exploration Bureau in July 2000, the safety director of Liaohe Oil Exploration Bureau in May 2002, the director and deputy secretary of the CPC Committee of Liaohe Petroleum Exploration Bureau in August 2004 and in February 2008, the general manager and deputy secretary of the CPC Committee of Great Wall Drilling and Exploration Company Ltd., where he also served as an executive director from July 2008. Mr. Zhang has been the general manager of the Security, Environment, and Energy Conservation Department of our company and of CNPC since June 2012. He was elected to our board of supervisors in May 2014. In July 2014, Mr. Zhang was appointed as the chief safety officer of our company and the deputy chief safety officer of CNPC. In December 2015, Mr. Zhang was appointed as the director of the Security, Environmental Protection Supervision Center of CNPC. In December 2016, Mr. Zhang was appointed as the general manager of our Quality, Security and Environmental Protection Department and the general manager of the Quality, Security and Environmental Protection Department of CNPC.

Jiang, Lifu, age 54, is a supervisor of our company, the general manager of our Reform and Enterprise Management Department and the general manager of the Reform and Enterprise Management Department of CNPC. Mr. Jiang is a professor-level senior economist, holds a doctorate degree and has over 20 years of work experience in China’s oil and gas industry. He was appointed as a deputy general manager of our Capital Operation Department in August 2003, a deputy director of CNPC’s Planning Department in May 2005, a deputy general manager of our Planning Department in June 2007 and a deputy director of CNPC’s Planning Department. Since April 2014, Mr. Jiang has been the general manager of the Enterprise Management Department of our company and the general manager of the Enterprise Management Department of CNPC. He was elected as a supervisor of our company in October 2014. In April 2015, Mr. Jiang was appointed as the general manager of our Reform and Enterprise Management Department and the general manager of the Reform and Enterprise Management Department of CNPC.

Lu Yaozhong, age 52, is a supervisor of our company, the general manager of our Capital Operation Department, and the general manager of the Capital Operation Department of CNPC. Mr. Lu is a professor-level senior accountant and holds a master’s degree. He has over 30 years of work experience in China’s oil and gas industry. He served as the chief accountant and a member of the CPC Committee of PetroChina Kazakhstan Company from December 2009 and the chief accountant of Overseas Exploration and Development Branch Company of China National Oil and Gas Exploration and Development Corporation from August 2013. Mr. Lu has served as the general manager of the Capital Operation Department of our company and concurrently the general manager of the Capital Operation Department of CNPC since April 2017. In June 2017, he was appointed as a supervisor of our company.

Wang Liang, age 55, is a supervisor of our company, the general manager of our Audit Department, and concurrently the general manager of the Audit Department, and the director and deputy secretary of the CPC Committee of the Audit Service Center of CNPC. Mr. Wang is a professor-level senior accountant and holds a bachelor’s degree. He has over 35 years of work experience in China’s oil and gas industry. He served as a director, chief accountant and member of the CPC Committee of CNPC Offshore Engineering Company Limited from January 2005, a member of the CPC Leadership Group and deputy director of Liaoning Provincial Finance Department from April 2006, the chairman of the board of directors Generali China Insurance Co., Ltd. from April 2007, the chief accountant and a member of the CPC Committee of CNPC Chuanqing Drilling Engineering Company Limited from February 2008, the general manager and deputy secretary of the CPC Committee of CNPC Assets Management Co., Ltd. from October 2009, the chairman of the board of directors, general manager, and deputy secretary of the CPC Committee of Kunlun Trust Co., Ltd. from March 2014, the chairman of the board of directors, secretary of the CPC Committee, secretary of the discipline inspection commission, and chairman of the Labor Union of CNPC Assets Management Co., Ltd. from July 2014, and the secretary of the CPC Committee, secretary of the Discipline Inspection Commission, chairman of the Labor Union and deputy general manager of China Petroleum Finance Co., Ltd. from July 2016. He has been the general manager of our Audit Department, and concurrently the general manager of the Audit Department and director of the Audit Service Center of CNPC since May 2017. In October 2017, he was appointed as a supervisor of our company.

Fu Suotang, age 55, is an employee representative supervisor of our company. He is also the general manager and the secretary of the CPC Committee of PetroChina Changqing Oilfield Company, and the director of Changqing Petroleum Exploration Bureau. Mr. Fu is a professor-level senior engineer and holds a doctorate degree. He has over 35 years of work experience in China’s oil and gas industry. He served as the chief geologist and member of the CPC Committee of PetroChina Qinghai Oilfield Company from April 2007. He served as the general manager and deputy secretary of the CPC Committee of PetroChina Qinghai Oilfield Company and concurrently the director of Qinghai Petroleum Management Bureau from April 2014. He has served as the general manager and deputy secretary of the CPC Committee of PetroChina Changqing Oilfield Company and concurrently the director of Changqing Petroleum Exploration Bureau since April 2017. In June 2017, he was appointed as an employee representative supervisor of our company.

Li, Jiamin, age 54, is an employee representative supervisor of our company. He is also the general manager and the secretary of the CPC Committee of PetroChina Lanzhou Petrochemical Company, and the general manager of Lanzhou Petroleum & Chemical Company. Mr. Li is a professor-level senior engineer and holds a master’s degree. He has over 30 years of work experience in China’s oil and petrochemical industry. He was appointed as a deputy general manager, chief security officer and member of the CPC Committee of Lanzhou Petroleum & Chemical Company in August 2004. He was promoted to general manager and deputy secretary of the CPC Committee of PetroChina Lanzhou Petrochemical Company and the general manager Lanzhou Petroleum & Chemical Company in March 2012. Mr. Li was appointed as an employee representative supervisor of our company in May 2014.

Liu, Xianhua, age 54, is an employee representative supervisor of our company. He is also the general manager and deputy secretary of the CPC Committee of PetroChina Liaoning Marketing Company and the general manager of Liaoning Petroleum Corporation. Mr. Liu is a professor-level senior economist and holds a master’s degree. He has nearly 35 years of work experience in China’s oil and petrochemical industry. In May 2005, he was appointed as the general manager and deputy secretary of the CPC Committee of PetroChina Shandong Marketing Company. In March 2012, he was appointed as the general manager and deputy secretary of the CPC Committee of PetroChina Northeast Marketing Company. In December 2015, he was appointed as the general manager and deputy secretary of the CPC Committee of PetroChina Liaoning Marketing Company, and the general manager of Liaoning Petroleum Corporation. Mr. Liu was appointed as an employee representative supervisor of our company in May 2016.

Li, Wendong, age 53, is an employee representative supervisor of our company. He is also the general manager and the secretary of the CPC Committee of Beijing Natural Gas Pipelines Company. Mr. Li is a professor-level senior engineer and holds a master’s degree. He has over 35 years of work experience in China’s oil and gas industry. In January 2006, he was appointed as a deputy director and a member of the CPC Committee of China Petroleum Pipeline Bureau. In August 2011, he was appointed as the secretary of the CPC Committee, the secretary of the Discipline Inspection Commission, the chairman of the Labor Union and deputy general manager of PetroChina West Pipelines Company. In November 2013, he was appointed as the general manager, the secretary of the CPC Committee, the secretary of the Discipline Inspection Commission and the chairman of the Labor Union of PetroChina West Pipeline Company, and the general manager of PetroChina West-East Natural Gas Sales Company. Since March 2016, he has served as the general manager and secretary of the CPC Committee of PetroChina West-East Natural Gas Transmission Pipelines Company, and the general manager of PetroChina West-East Natural Gas Sales Company. Mr. Li was appointed as an employee representative supervisor of our company in May 2016.

Other Senior Management

Sun, Longde, age 55, is a vice president of our company. He is also an executive director and the general manager of Daqing Oilfield Company Ltd., an executive director and the general manager of Daqing Petroleum Administration Bureau Co., Ltd, and a deputy secretary of the CPC Committee of Daqing Oilfield. Mr. Sun is a professor-level senior engineer and holds a doctorate degree. He has nearly 35 years of work experience in China’s oil and geological industry. He was appointed as the manager of Exploration & Development Company of the Shengli Petroleum Administration Bureau in September 1997, the chief geologist and a member of the CPC Committee of Tarim Petroleum Exploration & Development Headquarters in November 1997, a deputy general manager and a member of the CPC Committee of PetroChina Tarim Oilfield Company in September 1999, and the general manager and secretary of the CPC Committee of PetroChina Tarim Oilfield Company in July 2002. He has been a vice president of our company since June 2007 and was elected as an academician to the Chinese Academy of Engineering in December 2011. In April 2014, Mr. Sun was appointed as the director of the consultancy center of CNPC. In July 2015, Mr. Sun was appointed as the general manager of our Science and Technology Management Company and the general manager of the Science and Technology Department of CNPC. He was appointed as an executive director and the general manager of Daqing Oilfield Company Ltd., the director of Daqing Petroleum Administration Bureau, and a deputy secretary of the CPC Committee of Daqing Oilfield in March 2016.

Lin, Aiguo, age 59, is the chief engineer of our company. Mr. Lin is a professor-level senior engineer and holds a bachelor’s degree. He has over 35 years of work experience in China’s oil and petrochemical industry. Mr. Lin was appointed as a deputy manager and standing deputy manager of the Shengli Refinery of Qilu Petrochemical Company in July 1993, a deputy general manager and a member of the CPC Committee of Dalian West Pacific Petrochemical Co. Ltd. in May 1996, the general manager and secretary of the CPC Committee of Dalian West Pacific Petrochemical Co. Ltd. in August 1998, and the general manager and secretary of the CPC Committee of our Refining & Marketing Company in December 2002. Mr. Lin has served as the chief engineer of our company since June 2007 and concurrently as the director and deputy secretary of the CPC Committee of the Petrochemical Research Institute since February 2011.

Tian, Jinghui, age 55, is a vice president of our company, and an executive director and secretary of the CPC Committee of PetroChina International Company Ltd., and the chairman of China National United Oil Corporation. Mr. Tian is a professor-level senior economist and holds a master’s degree. He has nearly 35 years of experience in China’s oil and gas industry. In May 1998, he was appointed as the chief of the Preparatory Group of PetroChina Northwest Marketing Company. He was appointed as a deputy general manager and member of the CPC Committee of our Refining & Marketing Company from December 1999, a deputy general manager, chief safety officer and member of the CPC Committee of PetroChina Marketing Company from November 2007. In June 2009, he was appointed as the secretary of the CPC Committee and deputy general manager of PetroChina Marketing Company. In August 2013, he was appointed as the general manager and secretary of the CPC Committee of PetroChina Marketing Company. In November 2015, Mr. Tian was appointed as a vice president of our company. In April 2017, Mr. Tian was appointed as the general manager and deputy secretary of the CPC Committee of PetroChina Marketing Company, an executive director of the board of directors and secretary of the CPC Committee of PetroChina International Company Ltd., and the chairman of China National United Oil Corporation.

Chai, Shouping, age 56, is the chief financial officer of our company. Mr. Chai is a professor-level senior accountant and holds a master’s degree. He has nearly 30 years of work experience in financial operations and management in China’s oil and petrochemical industry. In April 2002, he was appointed as a deputy general manager of the Finance Department of our company. In September 2012, he was appointed as the chief accountant and a member of the CPC Committee of China National Oil and Gas Exploration and Development Corporation (overseas exploration and development branch), the deputy general manager and the chief financial officer of CNPC Exploration and Development Company Limited and the chief financial officer of PetroChina International Investment Company Limited. In March 2013, he was appointed as the general manager of the

Finance Department of our company. Mr. Chai was appointed as the chief financial officer of our company in January 2017.

Ling Xiao, age 54, is a vice president of our company, the general manager and deputy secretary of the CPC Committee of our Natural Gas Sales Company (PetroChina Natural Gas Pipelines Company), the chairman of the board of directors and the secretary of the CPC Committee of PetroChina Pipelines Co., Ltd., and the chairman of Kunlun Energy Co., Ltd. Mr. Ling is a professor-level senior engineer and holds a doctorate degree. He has over 35 years of experience in China’s oil industry. He was appointed as a deputy director and member of the CPC Committee of Xinjiang Petroleum Administration Bureau in June 2001, the chairman of the board of directors and general manager of West Pipeline Co., Ltd. in August 2004, the secretary of the CPC Committee of West Pipeline Co., Ltd. in January 2015, the general manager and deputy secretary of the CPC Committee of PetroChina West Pipeline Company in March 2009, the general manager and secretary of the CPC Committee of West-East Gas Transmission Pipeline Company and concurrently the general manager of West-East Gas Transmission Sales Company in November 2013, the secretary of the CPC Committee and deputy general manager of PetroChina Natural Gas and Pipelines Company and concurrently the deputy general manager of our Natural Gas Sales Company in March 2016, the secretary of the CPC Committee and deputy general manager of our Natural Gas Sales Company (PetroChina Natural Gas and Pipelines Company) and general manager and secretary of the CPC Committee of PetroChina Pipelines Co., Ltd. in September 2016. Mr. Ling was appointed as the general manager and deputy secretary of the CPC Committee of our Natural Gas Sales Company (PetroChina Natural Gas and Pipelines Company), and the chairman of the board of directors and secretary of the CPC Committee of PetroChina Pipelines Co., Ltd. in November 2017. He was appointed as a vice president of our company in December 2017.

Yang Jigang, age 54, is a vice president of our company, and the general manager and the secretary of the CPC Committee of our Refinery and Chemical Engineering Company. Mr. Yang is a professor-level senior engineer and holds a master’s degree. He has over 30 years of experience in China’s petroleum and petrochemical industry. He was appointed as the deputy manager of Lanzhou Chemical Industry Corporation in August 1997, the chief engineer of the Oil Refinery and Chemical Engineering Department of CNPC in November 1998, a member of the preparatory group for the establishment of our Refining and Chemicals Marketing Company in September 1999, the chief engineer and member of the CPC Committee of our Refinery and Marketing Branch Company in December 1999, a deputy general manager, chief engineer and member of the CPC Committee of our Chemical Engineering and Marketing Company in August 2000, the general manager and deputy secretary of the CPC Committee of PetroChina Daqing Petrochemical Company in May 2005, the secretary of the CPC Committee and deputy general manager of our Refinery and Chemical Engineering Company in December 2009, and the general manager and secretary of the CPC Committee of our Refinery and Chemical Engineering Company in November 2017. He was appointed as a vice president of our company in December 2017.

Wang Zhongcai, age 58, is a vice president of our company, and the chairman of the board of directors, the secretary of the CPC Committee and chairman of the Labor Union of China National Oil and Gas Exploration and Development Company Ltd. Mr. Wang is a professor-level senior engineer and holds a doctorate degree. He has over 35 years of experience in China’s oil industry. He served as the deputy general manager of CNPC International (Kazakhstan) Ltd. and concurrently the chairman of JSC CNPC International Aktobe Petroleum from March 1999, a senior deputy general manager of CNPC International (Kazakhstan) Ltd. and concurrently the general manager of JSC CNPC International Aktobe Petroleum from April 2000, a deputy general manager of China National Oil and Gas Exploration and Development Corporation and concurrently the general manager of CNPC International (Russia) Ltd. from May 2003, a deputy general manager of China National Oil and Gas Exploration and Development Corporation and concurrently the chief of the CNPC Russian Coordination Leading Group from March 2005, a deputy general manager of China National Oil and Gas Exploration and Development Corporation and concurrently the general manager of CNPC International (Kazakhstan) Ltd. and JSC CNPC International Aktobe Petroleum from November 2005, the general manager, secretary of the CPC Committee and the chief of Kazakhstan Coordination Group of CNPC International (Kazakhstan) Ltd. from

September 2008, a senior deputy general manager and a member of the CPC Committee of Overseas Exploration and Development Branch (China National Oil and Gas Exploration and Development Corporation) from December 2009, and the secretary of the CPC Committee, senior deputy general manager and chairman of the Labor Union of Overseas Exploration and Development Branch (China National Oil and Gas Exploration and Development Corporation) from April 2014. Mr. Wang was appointed as the chairman of the board of directors, secretary of the CPC Committee and the chairman of the Labor Union of China National Oil and Gas Exploration and Development Company Ltd. in November 2017. Mr. Wang was appointed as a vice president of our company in December 2017.

Secretary to the Board of Directors

Wu, Enlai, age 57, is the secretary to the board of directors of our company. He is a professor-level senior engineer and holds a master’s degree. Mr. Wu has over 35 years of work experience in China’s oil and petrochemical industry. Mr. Wu was appointed as a deputy director general of Tarim Petrochemical Engineering Construction Headquarters in August 1997, a deputy director general of the Capital Operation Department of CNPC in August 2002 and a deputy general manager of China National Oil and Gas Exploration and Development Corporation in January 2004. He was appointed as the chief of the Preparatory Work Group for PetroChina Guangxi Petrochemical Company in May 2005, and the general manager, secretary of the CPC Committee, secretary of the Discipline Inspection Commission and chairman of the Labor Union of PetroChina Guangxi Petrochemical Company in October 2005, and the head of the Enterprise Coordination Group of our company in Guangxi in September 2012. Mr. Wu was appointed as the secretary to our board of directors in November 2013. He was appointed as an executive director and the general manager of CNPC Hong Kong (Holding) Ltd. and a director and the chairman of Kunlun Energy Company Ltd. in December 2013.

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

The aggregate amount of salaries, insurance and other benefits in kind paid by us to the five highest paid individuals during the year ended December 31, 2017 was RMB4,095,987. We paid RMB572,959 as our contribution to the pension plans with respect to these individuals in the year ended December 31, 2017.

The aggregate amount of salaries or other compensation, insurance and other benefits in kind paid by us to our directors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2017 was RMB1,386,770 which does not include the fees totaling RMB1,159,223 paid to our independent directors. The aggregate amount of salaries or other compensation, insurance and other benefits in kind paid by us to our supervisors, who hold senior management position or are otherwise employed by us during the year ended December 31, 2017 was RMB2,930,080. The aggregate amount of salaries or other compensation, insurance and other benefits in kind paid by us to other senior management during the year ended December 31, 2017 was RMB6,303,173.

In 2017, we paid RMB1,644,562 as our contribution to the pension plans for our directors and supervisors, who hold senior management positions or are otherwise employed by us and other senior management of our company.

Save as disclosed, no other payments have been paid or are payable, with respect to the year ended December 31, 2017, by us or any of our subsidiaries to our directors. In addition, we have no service contracts with our directors that provide for benefits to our directors upon the termination of their employment with us.

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

Nominating Committee

The current members of our nominating committee are Mr. Wang Yilin, the chairman of the committee, Mr. Lin Boqiang and Mr. Zhang Biyi. The nominating committee’s major responsibilities include:

•	reviewing and discussing the structure, size and composition of the board of directors regularly, and making recommendations on changes to the board to follow the company’s corporate strategy;

•	considering the criteria and procedures for selection of directors, president and other senior management, and making recommendations to the board of directors;

•	considering the board diversity policy and the training systems for directors and management;

•	extensively selecting qualified candidates for directorship and members of senior management, reviewing the qualifications of candidates for directorship and president, and making recommendations;

•	reviewing the proposals on candidates nominated by the nominators who have the nominating rights under the Articles of Association;

•	reviewing and making assessment on the independence of independent non-executive directors; and

•	attending the shareholders’ meeting and answer the investor’s consultation on the work of the Nomination Committee, as well as the relevant laws, regulations, listing rules and other matters authorized by the board of directors.

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

Investment and Development Committee

The current members of our investment and development committee are Mr. Liu Hongbin and Mr. Simon Henry. The investment and development committee’s major responsibilities include:

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

Evaluation and Remuneration Committee

The current members of our evaluation and remuneration committee are Ms. Elsie Leung Oi-sie, the chairman of the committee, Mr. Yu Baocai and Mr. Tokuchi Tatsuhito. The evaluation and remuneration committee’s major responsibilities include:

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

Health, Safety and Environment Committee

The current members of our health, safety and environment committee are Mr. Zhang Jianhua, the chairman of the committee, Mr. Hou Qijun, Mr. Duan Liangwei and Mr. Qin Weizhong. The health, safety and environment committee’s major responsibilities include:

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

Employees

As of December 31, 2015, 2016 and 2017, we had 521,566, 508,757 and 494,297 employees (not including the temporary employees), respectively. During 2017, we employed 319,407 temporary employees on an average. As of December 31, 2017, we had 318,561 temporary employees. The table below sets forth the number of our employees by business segment as of December 31, 2017.

	Employees	% of Total
Exploration and production	277,553	56.15
Refining and chemicals	143,253	28.98
Marketing	51,863	10.49
Natural gas and pipeline	15,919	3.22
Headquarters and others(1)	5,709	1.16

Total	494,297	100.00

(1)	Including the numbers of employees of the management of our headquarters, specialized companies, PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, Petrochemical Research Institute and other units.

Our employees participate in various basic social insurance plans organized by municipal and provincial governments whereby we are required to make monthly contributions to these plans at certain rates of the employees’ salary as stipulated by relevant local regulations. Expenses incurred by us in connection with the retirement benefit plans were approximately RMB16,357 million, RMB16,184 million and RMB16,010 million, respectively, for the years ended December 31, 2015, 2016 and 2017, respectively.

In 2017, we did not experience any strikes, work stoppages, labor disputes or actions that affected the operation of any of our businesses. Our company maintains good relationship with our employees.

Share Ownership

As of December 31, 2017 our directors, senior officers and supervisors did not have share ownership in us or any of our affiliates.

Item 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We were established on November 5, 1999 with CNPC as its sole promoter. As of March 31, 2018, CNPC beneficially owned 151,380,211,528 shares, which include 291,518,000 H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC, representing approximately 82.71% of the share capital of us, and, accordingly, CNPC is our controlling shareholder.

The following table sets forth the major shareholders of our A shares as of March 31, 2018:

Name of Shareholders	Class of Shares	Number of Shares Held	Percentage of Such Share in That Class of the Issued Shares Capital (%)	Percentage of the Total Share Capital(%)
CNPC	A shares	151,088,693,528	93.31	82.55

The following table sets forth the major shareholders of our H shares as of March 31, 2018:

Name of Shareholders	Number of Shares Held	Percentage of Such Share in That Class of the Issued Shares Capital (%)	Percentage of the Total Share Capital (%)
CNPC	291,518,000 (Long Position )(1)	1.38	0.16
BlackRock, Inc.(2)	2,133,602,075 (Long Position)	10.11	1.17
	45,656,400 (Short Position)	0.22	0.02
JPMorgan Chase & Co.(3)	1,166,628,093 (Long Position)	5.52	0.64
	157,271,150 (Short Position)	0.74	0.09
	608,978,090 (Lending Pool)	2.88	0.33
Citigroup Inc.(4)	1,106,487,132 (Long Position)	5.24	0.6
	37,885,954 (Short Position)	0.17	0.02
	950,545,797 (Lending Pool)	4.50	0.52

(1)	Held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
(2)	Blackrock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 2,133,602,075 H shares (long position) and 45,656,400 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder.
(3)	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 437,607,586 H shares (long position) and 157,271,150 H shares (short position) were held in its capacity as beneficial owner, 120,017,317 H shares (long position) were held in its capacity as investment manager, 25,100 H shares (long position) were held in its capacity as trustee, and 608,978,090 H shares (long position) were held in its capacity as approved lending agent. These 1,166,628,093 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager, trustee and approved lending agent.
(4)	Citigroup Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 15,486,776 H shares (long position) were held in its capacity as holder of the guaranteed interest of shares, 140,454,559 H shares (long position) and 37,885,954 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder, and 950,545,797 H shares (long position) were held in its capacity as approved lending agent. These 1,106,487,132 H shares (long position) included the interests held in its capacity as holder of the guaranteed interest of shares, corporation controlled by the substantial shareholder and approved lending agent.

Related Party Transactions

CNPC is a controlling shareholder of our company. We enter into extensive transactions with CNPC and other members of the CNPC group, all of which constitute related party transactions for us. We also continued to carry out existing continuing transactions with other related parties in the year ended December 31, 2017.

Continuing Related Party Transactions

Since 2000, our company has engaged a variety of continuing related party transactions with CNPC. CNPC provides various services to us and our company also provides specific products and services to CNPC. These transactions are governed by several agreements between CNPC and us, including the comprehensive products and services agreement, land lease, building lease, intellectual property licensing contracts and contract for the transfer of rights under production sharing contracts, as amended.

1. Renewal of the comprehensive products and services agreement

The comprehensive products and services agreement entered into between CNPC and us is updated every three years. Given that the agreement signed in August 2014 would expire on December 31, 2017, we and CNPC signed the new agreement on August 24, 2017, which covers the period from January 1, 2018 to December 31, 2020. In the new agreement, we added certain categories of products and services provided by our company to CNPC, and partially amended the pricing basis in accordance with relevant laws and regulations. Other terms and conditions of the agreement remain unchanged. The new agreement was approved at the extraordinary general meeting held on October 26, 2017.

The products and services provided by CNPC to us include (a) engineering and technical services, mainly to be provided before the commercial operation of projects, including but not limited to, exploration technological services, downhole operational services, oilfield construction services, refinery construction services and engineering design services; (b) production services, mainly for our daily operations after the projects commence operations, including but not limited to crude oil, natural gas, refined products, chemical products, supply of water, power and gas, and communication services; (c) materials supply services, which are mainly intermediary services for the procurement of materials provided before and after the official commissioning are granted, including but not limited to purchase of materials, quality inspections, storage and transport of materials; (d) social and life services, including but not limited to security, education, hospitals, property management, staff canteens, training centers and hotels; and (e) financial services, including loans and other financial assistance, deposit services, entrusted loans, settlement services, financial leasing services and others.

The products and services provided by our company to CNPC and the companies jointly-held by CNPC and us include: (a) general products and services, including refined oil products, chemical products, natural gas, crude oil, supply of water, power and gas and heating, metering, and commissioned operations, supply of materials, other products and services that CNPC may request us to provide from time to time for itself to consume, use or sell; and (b) financial services provided by the company to jointly held companies, including provision of entrusted loans, guarantees and other financial services .

The general principle of the comprehensive agreement is that the products and services provided are in accordance with the needs of the recipients, and the prices are fair and reasonable. The terms and conditions are not inferior to those of independent third party providers. The pricing of the general agreement follows government pricing, market price, cost price, and agreement price, depending on the circumstances. The comprehensive agreement is not exclusive, and the parties may provide and purchase products and services from other third parties, but all parties are obliged to provide the products and services set forth in the comprehensive agreement and the provisions of the annual plan.

2. Land Lease

We entered into a land lease agreement with CNPC in March 2000, pursuant to which, CNPC leased to us land across China totaling approximately 1,145 million square meters, which were related to our various operations and businesses, for a term of 50 years. We may adjust the land area and the rent every three years based on our production and operating requirement and the market prices. In 2014, we and CNPC confirmed that since January 1, 2015, the total area of land leased by us was adjusted to 1,777.21 million square meters and the rent was adjusted to no more than RMB 4,831.21 million. On August 24, 2017, the parties signed a new confirmation letter, pursuant to which, since January 1, 2018, the total area of land was adjusted to 1,772.65 million square meters and the annual rent was adjusted to no more than RMB5,783 million. Other terms of the lease remain unchanged. The independent valuer Savills Valuation and Professional Consultancy Co., Ltd.

has reviewed the confirmation letter and confirmed that the rent as adjusted is fair and reasonable, and such rent is not higher than the market level. The new confirmation letter of the land lease was approved at the extraordinary general meeting held on October 26, 2017.

3. Real Estate Lease

We entered into a real estate lease with CNPC in March 2000, which was amended in September 2002. Pursuant to the lease, CNPC leased 712,500 square meters of real estate across China to us for our business operations. Both parties agreed to adjust the number and rent of leased properties every three years based on the needs of production and operation or changes in the market price of real estate. According to the adjustment in 2014, starting from January 1, 2015, we agreed to lease from CNPC a total of approximately 1,179,585.57 square meters of real estate for a total rent of approximately RMB707.71 million per year. Other terms of the lease remain unchanged. On August 24, 2017, we and CNPC signed a new real estate lease, effective from January 1, 2018, for a term of 20 years. Pursuant to the new agreement, starting from January 1, 2018, the company agreed to lease a total gross floor area of 1,152,968 square meters from CNPC, and agreed to pay a total annual rent of RMB730 million. The area and rent are to be adjusted every three years and the rent should not be higher than the fair market price. The independent valuer Savills Valuation & Professional Consultants Limited has reviewed the new real estate lease and confirmed that the adjusted rent is fair and reasonable and not higher than the market level. The new real estate lease was approved at the extraordinary general meeting held on October 26, 2017.

As of December 31, 2017, the outstanding amount of our debts secured by CNPC and its subsidiaries was RMB45,182 million.

During the reporting period, we carried out a number of continuing related party transactions with certain companies including CNPC Exploration and Development Company Limited. A detailed discussion of our relationships and transactions with these parties is set forth in “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” in our annual report on Form 20-F filed with the SEC on May 27, 2008, and the 6-K filed with the SEC on August 28, 2014, August 24, 2017 and September 8, 2017, respectively.

Loans from Related Parties

As of December 31, 2017, we had unsecured short-term and long-term loans from CNPC and its affiliates in an aggregate amount of RMB216,721 million with an average annual interest rate of 4.02%.

One-off Related Party Transactions

On September 28, 2017, we entered into a share transfer agreement with PetroChina Kunlun Gas Co., Ltd. (“Kunlun Gas”), a wholly-owned subsidiary of Kunlun Energy Co., Ltd., which is controlled by us. Pursuant to the agreement, we agreed to sell and Kunlun Gas agreed to acquire a 51% stake in CNPC Jingtang LNG Co., Ltd. (“Jingtang”) held by us for a consideration of RMB1,547 million, which shall be adjusted based on the profit and loss during the transition period. The consideration was negotiated and determined by the two parties based on the independent appraiser’s appraisal of the net assets value of Jingtang, and considering the industry’s development prospects and business conditions. Jingtang was established on September 28, 2012 by our company and two third party shareholders. The registered capital of Jingtang before acquisition was RMB2.6 billion. Prior to the acquisition, we were the controlling shareholder of Jingtang in which we held 51% of the shares. Jingtang’s main business includes receipt, storage and re-evaporation of LNG. The transaction was completed by the end of 2017.

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

In 2017, a dividend of RMB0.06926 per share (inclusive of applicable taxes) for the six months ended June 30, 2017 was paid to our A shareholders and H shareholders. The board of directors recommended that a final dividend of RMB0.02489 per share (which is 45% of the net profit of the Company for the second half of 2017) and an additional special final dividend of RMB0.03585 per share, totaling RMB0.06074 (inclusive of applicable taxes) should be paid. The final dividend for the year ended December 31, 2017 is subject to the approval by the annual general meeting to be held on June 5, 2018, and shall be paid to our shareholders listed on our shareholder register as of the close of business on June 20, 2018.

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

As of December 31, 2017, there were 21,098,900,000 H Shares and 161,922,077,818 A Shares issued and outstanding. As of December 31, 2017, there were 188 registered holders of American depositary receipts evidencing 38,586 ADSs and the total ADSs outstanding was 7,893,556. The depositary of the ADSs is the Bank of New York.

The high and low closing sale prices of our A Shares on the Shanghai Stock Exchange, of H Shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for each year from 2013 through 2017, for each quarter from 2016 to 2018 (up to the end of the first quarter of 2018), and for each month from October 2017 to April 2018 (through April 23, 2018) are set forth below.

	Price Per H Share		Price Per ADS		Price Per A Share
	HK$		US$		RMB
	High	Low	High	Low	High	Low
Annual Data
2013	11.30	7.86	145.80	101.47	9.40	7.31
2014	11.62	7.33	149.48	94.75	10.81	7.47
2015	10.64	5.02	136.37	63.90	14.65	8.23
2016	6.02	4.18	76.15	54.05	8.35	8.23
2017	6.23	4.73	81.36	60.94	8.70	7.39
Quarterly Data
2016
First quarter	5.42	4.18	71.84	54.05	8.35	7.08
Second quarter	5.92	4.85	75.86	61.95	7.79	7.12
Third quarter	5.50	4.96	70.65	63.87	7.54	7.19
Fourth quarter	6.02	5.09	76.15	65.67	8.16	7.22
2017
First quarter	6.32	5.66	81.36	72.34	8.76	7.85
Second quarter	5.70	4.74	73.90	61.28	8.04	7.39
Third quarter	5.03	4.73	65.30	60.94	8.19	7.70
Fourth quarter	5.58	4.93	71.79	63.33	8.59	7.87
2018
First quarter	6.48	5.24	82.14	67.10	9.35	7.60
Monthly Data
2017
October	5.09	4.93	65.60	63.33	8.30	7.97
November	5.58	5.11	71.79	65.97	8.59	8.08
December	5.52	5.13	70.91	65.91	8.22	7.87
2018
January	6.48	5.50	82.14	71.67	9.33	8.25
February	6.33	5.29	78.58	67.94	9.35	7.95
March	5.53	5.24	71.25	67.10	8.11	7.60
April(through April 23 2017)	5.94	5.31	75.17	67.28	7.75	7.46

The closing prices per A Share, per H Share and per ADS on April 23, 2018 were RMB7.58, HK$5.82 and US$74.95, respectively.

Item 10 — ADDITIONAL INFORMATION

Memorandum and Articles of Association

Our Articles of Association Currently in Effect

On October 26, 2017, the company approved the amendment to the Articles of Association at the extraordinary general meeting. The amendment took effect as of the same day. The amendment includes, among others, (i) according to the PRC Company Law and the Constitution of the Communist Party of China, the company shall set up the Party’s organizations and working bodies with adequate staff and funds; the Party organizations shall play the role of the core of leadership and political center of the company. The board of directors of the company shall take the Party organization’s advices before it determines such material matters as the orientations of the company’s reform and development, key objectives and tasks and major work arrangements. With respect to appointment of management of the company, the Party organizations shall consider and provide their comments and suggestions on the candidates nominated by the board of directors or the president, or the Party organizations may recommend candidates to the board of directors and the president; (ii) a cumulative voting system of the company is implemented for election of directors and supervisors at general meeting; and (iii)  the tenure of re-elected independent directors cannot exceed six years.

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

Dividends and Foreign Enterprises

Pursuant to the Enterprise Income Tax Law of the PRC and the implementing rules thereunder, the Circular on Issues Concerning the Withholding of Corporate Income Tax by PRC Resident Enterprises from Dividends Payable to H Share Non-resident Corporate Shareholders, and the Measures for the Administration of the Enjoyment by Non-residents of the Treatments under the Tax Treaties, when paying any of its H share non-resident corporate shareholders any dividends, we withhold the corporate income tax from such dividends at a rate of 10%. For an H share non-resident corporate shareholder, whose home country has tax treaty with China prescribing a tax rate on dividends lower than 10%, such H share non-resident corporate shareholder may by itself or through an agent or us, make filings with the competent taxation authority for the treatment under the applicable tax treaty and present the documents evidencing that such shareholder is qualified to be a beneficial owner as defined under the applicable tax treaty.

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

We believe that we did not meet either of the PFIC tests in the taxable year that ended December 31, 2017 and believe that we will not meet either of the PFIC tests in the current or subsequent taxable years and therefore will not be treated as a PFIC for such periods. However, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

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

Interest Rate Risk

Our interest risk exposure arises from changing interest rates. The tables below provide information about our financial instruments including various debt obligations that are sensitive to changes in interest rates. The tables present principal cash flows and related weighted-average interest rates at expected maturity dates. Weighted-average variable rates are based on effective rates as of December 31, 2015, 2016 and 2017. The information is presented in Renminbi equivalents, our reporting currency.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi. However, a portion of our RMB revenues are converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported equipment and other materials. Foreign currency payments for imported equipment represented 1.9%, 1.1% and 3.2% of our total payments for equipment in 2015, 2016 and 2017, respectively. Foreign currency payments for other imported materials represented 0.05%, 0.02% and 0.01% of our total payments for materials in 2015, 2016 and 2017, respectively.

The Renminbi is not a freely convertible currency. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

The tables below provide information about our financial instruments including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The tables below summarize such information by presenting principal cash flows and related weighted-average interest rates at expected maturity dates in RMB equivalents, using the exchange rates in effect as of December 31, 2015, 2016 and 2017, respectively.

December 31, 2017

	Expected Maturity Date							Percentage to Total Long-Term Borrowings	Fair Value

	2018	2019	2020	2021	2022	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	244	35,999	6,044	13,109	23,083	30,594	109,073	29.37%	92,939
Average interest rate	3.28%	4.33%	4.30%	3.51%	3.86%	4.56%	—	—	—
Variable Rate Loan Amount	33,142	6,750	2,802	66	232	6,650	49,642	13.37%	49,642
Average interest rate	3.80%	4.03%	4.57%	4.55%	4.74%	3.98%	—	—	—
Loans in Euro
Fixed Rate Loan Amount	13	21	8	—	—	49	91	0.02%	113
Average interest rate	—	—	—	—	—	4.08%	—	—	—
Variable Rate Loan Amount			2,341	—	—	—	2,341	0.63%	2,341
Average interest rate	—	—	2.35%	—	—	—	—	—	—
Loans in United States Dollar
Fixed Rate Loan Amount	36	36	36	36	18	106	268	0.07%	240
Average interest rate	1.11%	1.11%	1.11%	1.11%	0.68%	0.05%	—	—	—
Variable Rate Loan Amount	12,084	13,140	38,577	218	14,522	115	78,656	21.18%	78,656
Average interest rate	3.53%	3.68%	3.78%	4.13%	3.62%	4.35%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	17	4	3	3	3	7	37	0.01%	41
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in Hong Kong Dollar
Variable Rate Loan Amount	—	620	—	—	—	—	620	0.17%	620
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	16,000	3,230	2,000	31,000	2,000	15,000	69,230	18.64%	62,631
Average interest rate	4.47%	1.61%	4.30%	—	4.90%	4.12%	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	20,000	—	20,000	15,000	—	—	55,000	14.81%	50,333
Average interest rate	4.03%	—	3.85%	3.45%	—	—	—	—	—
Medium term note in United State Dollar
Fixed Rate Loan Amount	—	—	3,218	—	—	3,218	6,436	1.73%	6,151
Average interest rate	—	—	2.89%	—	—	3.76%	—	—
Total	81,536	59,800	75,029	59,432	39,858	55,739	371,394	100.00%	343,707

December 31, 2016

	Expected Maturity Date							Percentage to Total Long-Term Borrowings	Fair Value

	2017	2018	2019	2020	2021	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	9,796	245	36,317	10,112	3,110	40,143	99,723	22.45%	97,691
Average interest rate	3.83%	3.27%	4.35%	3.96%	2.09%	4.61%	—	—	—
Variable Rate Loan Amount	13,193	33,639	6,634	70	218	31,998	85,752	19.30%	85,752
Average interest rate	3.94%	3.81%	4.05%	4.86%	4.89%	3.93%	—	—	—
Loans in Euro
Fixed Rate Loan Amount	12	24	24	16	9	6	91	0.02%	106
Average interest rate	2.03%	2.67%	2.67%	2.96%	3.72%	3.56%	—	—	—
Variable Rate Loan Amount	—	—	—	2,197	—	—	2,197	0.49%	2,197
Average interest rate	—	—	—	2.35%	—	—	—	—	—
Loans in United States Dollar
Fixed Rate Loan Amount	38	39	38	38	38	130	321	0.07%	297
Average interest rate	1.12%	1.09%	1.12%	1.12%	1.12%	0.14%	—	—	—
Variable Rate Loan Amount	13,732	20,494	14,684	41,596	779	368	91,653	20.63%	91,653
Average interest rate	2.33%	3.13%	3.27%	3.22%	5.66%	3.99%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	14	22	7	4	3	7	57	0.01%	60
Average interest rate	2.52%	2.38%	2.46%	2.00%	2.66%	2.26%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in Hong Kong Dollar
Variable Rate Loan Amount	—	—	666	—	—	—	666	0.15%	666
Average interest rate	—	—	2.27%	—	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	16,000	16,000	3,350	—	31,000	17,000	83,350	18.76%	81,637
Average interest rate	4.55%	4.47%	1.63%	—	3.09%	4.21%	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	18,630	20,000	—	20,000	15,000	—	73,630	16.57%	71,999
Average interest rate	4.21%	4.03%	—	3.85%	3.45%	—	—	—	—
Medium term note in United State Dollar
Fixed Rate Loan Amount	—	—	—	3,431	—	3,431	6,862	1.55%	6,747
Average interest rate	—	—	—	2.88%	—	3.75%	—	—	—
Total	71,415	90,463	61,720	77,464	50,157	93,083	444,302	100.00%	438,805

December 31, 2015

	Expected Maturity Date							Percentage to Total Long-Term Borrowings	Fair Value

	2016	2017	2018	2019	2020	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	9,294	38,070	20,527	34,512	30,609	71,212	204,224	43.39%	198,074
Average interest rate	4.03%	3.79%	4.51%	4.31%	3.96%	4.27%	—	—	—
Variable Rate Loan Amount	10,471	13,018	33,268	40	45	6,313	63,155	13.42%	63,155
Average interest rate	4.40%	3.94%	4.51%	4.90%	4.90%	4.73%	—	—	—
Loans in Euro
Fixed Rate Loan Amount	12	22	2,151	23	16	6	2,230	0.47%	2,318
Average interest rate	2.12%	2.76%	2.35%	2.64%	2.93%	3.49%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in United States Dollar
Fixed Rate Loan Amount	36	488	36	36	36	154	786	0.17%	774
Average interest rate	1.10%	2.26%	1.10%	1.10%	1.10%	0.37%	—	—	—
Variable Rate Loan Amount	15,841	12,845	21,500	11,048	32,136	1,300	94,670	20.12%	94,670
Average interest rate	2.29%	2.00%	2.77%	3.11%	2.44%	3.41%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	15	16	16	7	3	8	65	0.01%	68
Average interest rate	2.47%	2.46%	2.46%	2.40%	2.30%	2.30%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	—	16,000	16,000	—	—	8,000	40,000	8.50%	41,430
Average interest rate	—	4.55%	4.47%	—	—	4.93%	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	498	18,630	20,000	—	20,000	—	59,128	12.56%	59,157
Average interest rate	5.63%	4.21%	4.03%	—	3.85%	—	—	—	—
Medium term note in United State Dollar
Fixed Rate Loan Amount	—	—	—	—	3,192	3,192	6,384	1.36%	6,202
Average interest rate	—	—	—	—	2.88%	3.75%	—	—	—
Total	36,167	99,089	113,498	45,666	86,037	90,185	470,642	100.00%	465,848

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

Item 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees paid by our ADS holders

The Bank of New York Mellon, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may refuse to deliver ADSs or the deposited shares or provide any distributions until its fees for those services are paid.

Persons Depositing or Withdrawing Shares Must Pay:	For:

$5.00 (or less) per 100 ADSs (or portion thereof)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADS (or portion thereof)	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Fees and Payments from the Depositary to Us

In the year ended December 31, 2017, we did not receive any fees and payments from our depositary.

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

Management’s Report on Internal Control over Financial Reporting

Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our company’s management, including our principal executive officer and principal financial officer, our company evaluated the effectiveness of the its internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our company’s management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of our company’s internal control over financial reporting as of December 31, 2017 has been audited by KPMG Huazhen LLP, our company’s independent registered public accountants, as stated below.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

PetroChina Company Limited:

Opinion on Internal Control over Financial Reporting

We have audited PetroChina Company Limited and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated April 27, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ KPMG Huazhen LLP

Beijing, China

April 27, 2018

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2017, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting. On May 14, 2013, the COSO published an updated Internal Control — Integrated Framework (2013) and related illustrative documents. We adopted the new framework in 2014.

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

2. Next, click on “Corporate Governance Structure”.

3. Finally, click on “Code of Ethics for Senior Management” or “Code of Ethics for Employees of PetroChina Company Limited”.

Item 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Huazhen LLP served as our independent accountant for the fiscal years of 2016 and 2017. The office of KPMG Huazhen LLP is located at 8th Floor, KPMG Tower, Oriental Plaza, 1 East Chang An Avenue, Beijing.

The following table presents the aggregate fees paid by us (not including our subsidiaries) for professional audit services, tax and other services rendered by KPMG Huazhen LLP to us for each of the years ended December 31, 2016 and 2017, respectively.

	December 31,
	2016	2017
	RMB	RMB
	(In millions)
Audit fees	53	53
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

Total	53	53

The auditors’ remuneration above represented the annual fees paid by us for the years indicated. The remuneration did not include fees of RMB52 million (2016: RMB66 million) paid by our subsidiaries to KPMG Huazhen LLP and its network firms which primarily included audit fees of RMB40 million (2016: RMB50 million), audit-related fees of RMB8 million (2016: RMB8 million) and tax fees of RMB3 million (2016: RMB7 million), and other service fees of RMB1 million (2016: RMB1 million), respectively. The decrease in our fees paid in 2017 compared to 2016 was primarily due to the decrease in the audit fees of certain subsidiaries, such as Kunlun Gas and its subsidiaries.

Audit Committee Pre-approved Policies and Procedures

Currently, all audit services to be provided by our independent registered public accountant, KPMG Huazhen LLP, must be approved by our audit committee.

During the year ended December 31, 2017, services relating to all non-audit related fees provided to us by KPMG Huazhen LLP were approved by our audit committee in accordance with the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

In 2017, we revised our articles of association according to relevant regulatory requirements. We added the cumulative voting provisions, and defined the role of the Party’s core leadership in the articles of association. Our by-laws with respect to general meeting, board of directors and board of supervisors were also amended in line with the amendment to the articles.

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

Item 18 — FINANCIAL STATEMENTS

See page F-1 to F-62 following Item 19.

Item 19 — EXHIBITS

(a) See Item 18 for a list of the financial statements as part of this annual report.

(b) Exhibits to this annual report.

Exhibit Number	Description of Exhibits

1.1	Articles of Association (as amended on October 26, 2017) (English translation)(3)

4.1	Non-competition Agreement between CNPC and PetroChina (English translation)(1)

4.2	Trademark Licensing Contract between CNPC and PetroChina (English translation)(1)

4.3	Patent and Know-how Licensing Contract between CNPC and PetroChina (English translation)(1)

4.4	Computer Software Licensing Contract between CNPC and PetroChina (English translation)(1)

4.5	Contract for Transfer of Rights under Production Sharing Contracts between CNPC and PetroChina (English translation)(1)

4.6	Contract for the Supervision of Certain Sales Enterprises between CNPC and PetroChina (English translation)(1)

4.7	Form of Agreement for the Transfer of Rights and Interests under the Retainer Contracts relating to Oil Exploration and Exploitation in Lengjiapu Area, Liaohe Oil Region and No. 9.1 — 9.5 Areas, Karamay Oil Field (English translation)(1)

Exhibit Number	Description of Exhibits

4.8*	Comprehensive Products and Services Agreement, dated August 24, 2017, between CNPC and PetroChina.

4.9*	Land Lease Agreement, dated August 24, 2017, between CNPC and PetroChina

4.10*	Building Lease Agreement, dated August 24, 2017, between CNPC and PetroChina

4.11*	Annual Crude Oil Mutual Supply Framework Agreement, dated January 1, 2018, between China Petroleum and Chemical Corporation and PetroChina (English translation)

8.1*	List of major subsidiaries

11.1	Code of Ethics for Senior Management (2)

11.2	Code of Ethics for Employees (2)

12.1*	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Reserves Report for the year ended on December 31, 2017 prepared by DeGolyer and MacNaughton

15.2*	Reserves Report for the year ended on December 31, 2017 prepared by Ryder Scott

15.3*	Reserves Report for the year ended on December 31, 2017 prepared by GLJ Petroleum Consultants

15.4*	Reserves Report for the year ended on December 31, 2017 prepared by McDaniel & Associates Consultants, Ltd.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	To be filed as exhibits to this Form 20-F.
(1)	Paper filing; incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11566) filed with the Commission, as declared effective on March 29, 2000.
(2)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-15006) filed with the Commission.
(3)	Incorporated by reference to our report on Form 6-K (File No. 1-15006) filed with the Commission on October 26, 2017.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROCHINA COMPANY LIMITED

/s/Wu Enlai
Name: Wu Enlai
Title: Secretary to Board of Directors

Date: April 27, 2018

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

PetroChina Company Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of PetroChina Company Limited and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 27, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2013.

Beijing, China

April 27, 2018

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

PetroChina Company Limited:

We have audited the accompanying consolidated statements of comprehensive income, changes in equity, and cash flows of PetroChina Company Limited and subsidiaries (the Company) for the year ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of the operations and the cash flows of the Company for the year ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG

Hong Kong, China

April 28, 2016

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2017, 2016 and 2015

(Amounts in millions, except for the per share data)

	Notes	2017	2016	2015
		RMB	RMB	RMB
REVENUE	6	2,015,890	1,616,903	1,725,428

OPERATING EXPENSES
Purchases, services and other		(1,285,716)	(959,640)	(1,056,795)
Employee compensation costs	8	(125,384)	(117,662)	(118,082)
Exploration expenses, including exploratory dry holes		(23,884)	(18,576)	(18,380)
Depreciation, depletion and amortization		(237,375)	(218,147)	(202,875)
Selling, general and administrative expenses		(77,042)	(74,255)	(71,270)
Taxes other than income taxes	9	(198,022)	(189,608)	(205,884)
Other (expenses) / income, net		(745)	21,620	27,110

TOTAL OPERATING EXPENSES		(1,948,168)	(1,556,268)	(1,646,176)

PROFIT FROM OPERATIONS		67,722	60,635	79,252

FINANCE COSTS
Exchange gain		8,217	12,828	9,536
Exchange loss		(9,311)	(11,571)	(10,168)
Interest income		2,901	2,491	2,019
Interest expense	10	(22,408)	(23,348)	(24,328)

TOTAL NET FINANCE COSTS		(20,601)	(19,600)	(22,941)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	16	5,968	4,105	1,504

PROFIT BEFORE INCOME TAX EXPENSE	7	53,089	45,140	57,815
INCOME TAX EXPENSE	12	(16,296)	(15,768)	(15,726)

PROFIT FOR THE YEAR		36,793	29,372	42,089

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS
Currency translation differences		(431)	9,404	(20,965)
Fair value (loss)/ gain from available-for-sale financial assets, net of tax		(608)	(128)	596
Share of the other comprehensive (loss) / income of associates and joint ventures accounted for using the equity method		(326)	313	130

OTHER COMPREHENSIVE (LOSS) / INCOME, NET OF TAX		(1,365)	9,589	(20,239)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		35,428	38,961	21,850

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		22,798	7,857	35,517
Non-controlling interests		13,995	21,515	6,572

		36,793	29,372	42,089

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		23,685	15,814	18,965
Non-controlling interests		11,743	23,147	2,885

		35,428	38,961	21,850

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY(RMB)	13	0.12	0.04	0.19

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2017 and 2016

(Amounts in millions)

	Notes	2017	2016
		RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment	15	1,702,813	1,739,545
Investments in associates and joint ventures	16	81,159	78,967
Available-for-sale financial assets	17	1,917	2,011
Advance operating lease payments	19	73,896	71,353
Intangible and other non-current assets	20	92,941	102,750
Deferred tax assets	30	26,724	20,360

TOTAL NON-CURRENT ASSETS		1,979,450	2,014,986

CURRENT ASSETS
Inventories	21	144,669	146,865
Accounts receivable	22	53,143	47,315
Prepayments and other current assets	23	72,014	77,583
Notes receivable	24	19,215	11,285
Time deposits with maturities over three months but within one year		13,344	686
Cash and cash equivalents	25	122,777	97,931

TOTAL CURRENT ASSETS		425,162	381,665

CURRENT LIABILITIES
Accounts payable and accrued liabilities	26	343,819	310,680
Income taxes payable		9,533	8,743
Other taxes payable		47,898	36,456
Short-term borrowings	27	175,417	143,384

TOTAL CURRENT LIABILITIES		576,667	499,263

NET CURRENT LIABILITIES		(151,505)	(117,598)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,827,945	1,897,388

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	28	183,021	183,021
Retained earnings		712,437	711,197
Reserves	29	298,062	294,806

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,193,520	1,189,024
NON-CONTROLLING INTERESTS		187,799	183,711

TOTAL EQUITY		1,381,319	1,372,735

NON-CURRENT LIABILITIES
Long-term borrowings	27	289,858	372,887
Asset retirement obligations	31	131,546	125,392
Deferred tax liabilities	30	12,660	13,640
Other long-term obligations		12,562	12,734

TOTAL NON-CURRENT LIABILITIES		446,626	524,653

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,827,945	1,897,388

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2017, 2016 and 2015

(Amounts in millions)

	2017	2016	2015
	RMB	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the year	36,793	29,372	42,089
Adjustments for:
Income tax expense	16,296	15,768	15,726
Depreciation, depletion and amortization	237,375	218,147	202,875
Capitalized exploratory costs charged to expense	9,455	9,689	9,608
Safety fund reserve	327	1,614	1,434
Share of profit of associates and joint ventures	(5,968)	(4,105)	(1,504)
Provision for impairment of receivables, net	3,254	1,609	74
Write down in inventories, net	1,069	2,634	3,335
Impairment of available-for-sale financial assets	—	(2)	74
Impairment of other non-current assets	3,784	115	—
Loss on disposal of property, plant and equipment	4,939	7,972	4,661
Remeasurement to fair value of pre-existing interest in acquiree	—	—	(22,807)
Gain on disposal of other non-current assets	(108)	(37)	(1,476)
Gain on disposal of subsidiaries	(613)	(24,674)	(280)
Dividend income	—	(60)	(288)
Interest income	(2,901)	(2,491)	(2,019)
Interest expense	22,408	23,348	24,328
Changes in working capital:
Accounts receivable, prepaid expenses and other current assets	(2,779)	5,281	5,581
Inventories	1,141	(22,638)	36,256
Accounts payable and accrued liabilities	65,229	16,825	(28,163)

CASH FLOWS GENERATED FROM OPERATIONS	389,701	278,367	289,504
Income taxes paid	(23,046)	(13,188)	(28,192)

NET CASH FLOWS FROM OPERATING ACTIVITIES	366,655	265,179	261,312

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the Years Ended December 31, 2017, 2016 and 2015

(Amounts in millions)

	2017	2016	2015
	RMB	RMB	RMB
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(229,239)	(181,054)	(217,750)
Acquisition of investments in associates and joint ventures	(3,901)	(2,008)	(1,637)
Acquisition of available-for-sale financial assets	(16)	(400)	(625)
Prepayments on long-term operating leases	(3,928)	(2,586)	(2,524)
Acquisition of intangible assets and other non-current assets	(3,837)	(5,781)	(3,586)
Payments for acquisition of joint venture and subsidiaries	(1,106)	—	(6,496)
Proceeds from disposal of property, plant and equipment	1,146	2,127	1,923
Acquisition of subsidiaries	—	—	(17,855)
Proceeds from disposal of other non-current assets	921	991	16,987
Interest received	2,227	2,079	1,585
Dividends received	7,181	10,505	9,617
(Increase) / decrease in time deposits with maturities over three months	(12,994)	240	4,482

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(243,546)	(175,887)	(215,879)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(578,129)	(458,780)	(530,808)
Repayments of long-term borrowings	(195,984)	(285,519)	(250,745)
Interest paid	(19,590)	(19,276)	(20,777)
Dividends paid to non-controlling interests	(12,621)	(2,401)	(5,314)
Dividends paid to owners of the Company	(19,626)	(8,450)	(29,005)
Increase in short-term borrowings	601,862	460,478	481,762
Increase in long-term borrowings	128,390	247,429	311,809
Capital contribution from non-controlling interests	1,470	940	1,596
Decrease in other long-term obligations	(497)	(1,428)	(3,957)

NET CASH FLOWS USED FOR FINANCING ACTIVITIES	(94,725)	(67,007)	(45,439)

TRANSLATION OF FOREIGN CURRENCY	(3,538)	2,873	(999)

Increase / (decrease) in cash and cash equivalents	24,846	25,158	(1,005)
Cash and cash equivalents at beginning of the year	97,931	72,773	73,778

Cash and cash equivalents at end of the year	122,777	97,931	72,773

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2017, 2016 and 2015

(Amounts in millions)

	Attributable to Owners of the Company				Non-controlling Interests	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2015	183,021	707,303	285,570	1,175,894	141,887	1,317,781

Profit for the year ended December 31, 2015	—	35,517	—	35,517	6,572	42,089
Other comprehensive loss for the year ended December 31, 2015	—	—	(16,552)	(16,552)	(3,687)	(20,239)
Special reserve-safety fund reserve	—	—	1,303	1,303	131	1,434
Transfer to reserves	—	(2,103)	2,103	—	—	—
Dividends	—	(29,005)	—	(29,005)	(5,515)	(34,520)
Acquisition of subsidiaries	—	—	12,530	12,530	23,755	36,285
Capital contribution from non-controlling interests	—	—	—	—	2,040	2,040
Other	—	43	(14)	29	(865)	(836)

Balance at December 31, 2015	183,021	711,755	284,940	1,179,716	164,318	1,344,034

Profit for the year ended December 31, 2016	—	7,857	—	7,857	21,515	29,372
Other comprehensive income for the year ended December 31, 2016	—	—	7,957	7,957	1,632	9,589
Special reserve-safety fund reserve	—	—	1,540	1,540	74	1,614
Dividends	—	(8,450)	—	(8,450)	(4,282)	(12,732)
Transaction with non-controlling interests in subsidiaries	—	—	224	224	(2,061)	(1,837)
Capital contribution from non-controlling interests	—	—	—	—	1,087	1,087
Other	—	35	145	180	1,428	1,608

Balance at December 31, 2016	183,021	711,197	294,806	1,189,024	183,711	1,372,735

Profit for the year ended December 31, 2017	—	22,798	—	22,798	13,995	36,793
Other comprehensive income / (loss) for the year ended December 31, 2017	—	—	887	887	(2,252)	(1,365)
Special reserve-safety fund reserve	—	—	178	178	149	327
Transfer to reserves	—	(1,929)	1,929	—	—	—
Dividends	—	(19,626)	—	(19,626)	(10,404)	(30,030)
Transaction with non-controlling interests in subsidiaries	—	—	289	289	649	938
Capital contribution from non-controlling interests	—	—	—	—	2,584	2,584
Other	—	(3)	(27)	(30)	(633)	(663)

Balance at December 31, 2017	183,021	712,437	298,062	1,193,520	187,799	1,381,319

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in millions, except for the per share data and otherwise stated)

1	ORGANISATION AND PRINCIPAL ACTIVITIES

PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. 中国石油天然气集团公司 was renamed 中国石油天然气集团有限公司 (“CNPC” before and after the change of name) on December 19, 2017. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

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

The Ministry of Land and Resources (Renamed as Department of Natural Resources) in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

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

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the interest in net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the amount of any non-controlling interests in the acquiree.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(i) Financial assets

Financial assets are classified into the following categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. The Group has principally loans and receivables and available-for-sale financial assets and limited financial assets at fair value through profit or loss. The detailed accounting policies for loans and receivables, available-for-sale financial assets and financial assets at fair value through profit or loss held by the Group are set out below:

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

Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in profit or loss. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Available-for-sale financial assets are measured at fair value except where there are no quoted market prices in active markets and the fair values cannot be reliably measured using valuation techniques. Available-for-sale financial assets that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are carried at cost. Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognized in other comprehensive income. Financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in the statement of comprehensive income within “other income, net” in the period in which they arise.

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

Leases of assets under which a significant portion of the risks and benefits of ownership are effectively retained by the lessors are classified as operating leases. Payments made under operating leases (net of any

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

incentives received from the lessors) are expensed on a straight-line basis over the lease terms. Payments made to the Department of Natural Resources to secure land use rights (excluding mineral properties) are treated as operating leases. Land use rights are generally obtained through advance lump-sum payments and the terms of use range up to 50 years.

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

The Group also incurs various other taxes and levies that are not income taxes. “Taxes other than income taxes”, which form part of operating expenses, primarily comprise consumption tax (Note 9), resource tax (Note 9), crude oil special gain levy, urban construction tax, education surcharges and business tax.

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

(u) Related Parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.

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

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(v) New accounting developments

(i) New and amended standards adopted by the Group

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on or after January 1, 2017 that would be expected to have a material impact on the Group.

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group.

IFRS 9 Financial Instruments (“IFRS 9”) published in July 2014, replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39.

IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, on a retrospective basis. The Group plans to use the exemption from restating comparative information and will recognise any transition adjustments against the opening balance of equity at January 1, 2018. The adoption of this standard is expected to have an impact on the Group’s financial assets, but no impact on the Group’s financial liabilities. Under IFRS 9, the Group has designated equity investments classified as available-for-sale that are held for long-term strategic purpose as measured at fair value through other comprehensive income. Consequently, all fair value gains and losses will be recorded in other comprehensive income, no impairment losses will be recognised in profit or loss and no gains and losses will be reclassified to profit or loss on disposal.

The new impairment model in IFRS 9 replaces the “incurred loss” model in IAS 39 with an “expected credit loss” model. Under the expected credit loss model, it will no longer be necessary for a loss event to occur before an impairment loss is recognized. Instead, an entity is required to recognize and measure either a 12-month expected credit loss or a lifetime expected credit loss, depending on the asset and the facts and circumstances. The Group expects that the application of the expected credit loss model will result in earlier recognition of credit losses. Based on a preliminary assessment, the Group does not expect material change to the loss allowance for the Group’s loans and receivables.

IFRS 15 Revenue from contracts with customers (“IFRS 15”) establishes a comprehensive framework for determining whether, how much and when revenue is recognised and expands disclosure requirements relating to revenue recognition policies and how these relate to the revenue-generating contractual performance obligations. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes.

IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Group plans to adopt IFRS 15 using the cumulative effect method, with the effect of initially applying this standard recognised at the date of initial application. As a result, the Group will not apply the requirements of IFRS 15 to the comparative period presented. Based on the assessment of existing contracts with customers, the Group does not expect the application of IFRS 15 to have a significant impact on its consolidated financial statements.

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

IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that apply IFRS 15 completed at or before the date of initial application of IFRS 16. The Group has started an initial assessment of the potential impact on its consolidated financial statements. So far, the most significant impact identified is that the Group will recognize new assets and liabilities for its operating leases of oil and gas stations and land use rights. In addition, the nature of expenses related to the operating leases will change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. No significant impact on the consolidated financial statements is expected for the Group’s finance leases.

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

Analysis of the Group’s financial liabilities based on the remaining period at the date of the statement of financial position to the contractual maturity dates is presented in Note 27.

4.2 Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimize returns for owners and to minimize its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings / (interest-bearing borrowings + total equity). The gearing ratio at December 31, 2017 is 25.2% (December 31, 2016: 27.3%).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

4.3 Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2017 and 2016 are disclosed in the respective accounting policies.

The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash and cash equivalents, time deposits with maturities over three months but within one year, accounts receivable, other receivables, trade payables, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings is presented in Note 27.

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

(a) Estimation of oil and gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortization recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortization charges. Proved oil and gas reserves estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

(b) Estimation of impairment of property, plant and equipment

Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgments such as the future price of crude oil, refined and chemical products, the operation costs, the product mix, production volumes and the oil and gas reserves. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favorable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets or make it necessary to reverse an impairment loss recognized in prior periods, whereas unfavourable changes may cause the assets to become impaired. For example, when the assumed future price and production volume of crude oil used for the expected future cash flows are different from the actual price and production volume of crude oil respectively experienced in future, the Group may either over or under recognize the impairment losses for certain assets.

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

(d) Deferred tax assets

According to the requirements of the competent tax authority, the Company paid income taxes of its branches in the eastern and western regions in aggregate. The tax losses recorded by the branches in the eastern region has given rise to deferred tax assets, which may be recoverable from future taxable profits generated by the branches in the eastern region. Any policy adjustments may increase or decrease the amount of tax expenses of the Company.

6	REVENUE

Revenue represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas. Analysis of revenue by segment is shown in Note 37.

7	PROFIT BEFORE INCOME TAX EXPENSE

	2017	2016	2015
	RMB	RMB	RMB
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	42	60	288
Reversal of provision for impairment of receivables	37	62	99
Reversal of write down in inventories	49	75	59
Government grants(i)	9,102	8,509	7,906
Remeasurement to fair value of pre-existing interest in acquiree	—	—	22,807
Gain on disposal of investment in subsidiaries(ii)	613	24,674	280

Charged
Amortization of intangible and other assets	4,495	4,896	4,141
Auditors’ remuneration (iii)	53	53	53
Cost of inventories recognized as expense	1,560,361	1,217,131	1,282,039
Provision for impairment of receivables	3,291	1,671	173
Loss on disposal of property, plant and equipment	4,939	7,972	4,661
Operating lease expenses	20,073	19,027	16,786
Research and development expenses	12,323	11,227	11,856
Write down in inventories	1,118	2,709	3,394

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(i)	Comprises proportionate refund of import value-added tax relating to the import of natural gas (including liquefied natural gas) provided by the PRC government. This value-added tax refund is applicable from January 1, 2011 to December 31, 2020 and available when the import prices of the natural gas and liquefied natural gas imported under any State-sanctioned pipelines are higher than their prescribed selling prices.
(ii)	On November 24, 2015, the Board of Directors approved the sale by CNPC Exploration and Development Co., Ltd. (“CNPC E&D”), one of the Company’s wholly-owned subsidiaries, of its 50% of equity interest in Trans-Asia Gas Pipeline Co., Ltd. (“Trans-Asia Pipeline”) to CNIC Corporation Limited. The transaction was completed in the second quarter of 2016 and CNPC E&D lost control over Trans-Asia Pipeline accordingly. The gain recorded as “Other (expenses) / income, net” of RMB 24,534 represents the difference between the sum of total consideration equivalent to RMB 14,671 received from the transaction and the fair value of the remaining equity investment of RMB 14,527, and the net assets of the former subsidiary of RMB 4,034, together with the amounts of RMB 630 recognized previously in other comprehensive loss in relation to Trans-Asia Pipeline reclassified to profit or loss.
(iii)	The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB 52 (2016: RMB 66, 2015: RMB 36) paid by subsidiaries to the Company’s current auditor and its network firms which primarily relates to audit fees of RMB 40 (2016: RMB 50, 2015: RMB 29), audit-related fees of RMB 8 (2016: RMB 8, 2015: RMB 6) and tax fees of RMB 3 (2016: RMB 7, 2015 RMB nil), and other service fees of RMB 1 (2016: RMB 1, 2015: RMB 1).

8	EMPLOYEE COMPENSATION COSTS

	2017	2016	2015
	RMB	RMB	RMB
Wages, salaries and allowances	82,639	75,461	75,651
Social security costs	42,745	42,201	42,431

	125,384	117,662	118,082

Social security costs mainly represent contributions to plans for staff welfare organized by the PRC municipal and provincial governments and others including contributions to the retirement benefit plans (Note 32).

9	TAXES OTHER THAN INCOME TAXES

	2017	2016	2015
	RMB	RMB	RMB
Consumption tax	142,708	140,268	149,323
Resource tax	18,000	14,472	18,584
Other	37,314	34,868	37,977

	198,022	189,608	205,884

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

10	INTEREST EXPENSE

	2017	2016	2015
	RMB	RMB	RMB
Interest on
Bank loans	1,569	891	1,259
Other loans	17,394	19,910	19,892
Accretion expense (Note 31)	5,453	5,126	5,950
Less: Amounts capitalized	(2,008)	(2,579)	(2,773)

	22,408	23,348	24,328

Amounts capitalized are borrowing costs that are attributable to the construction of a qualifying asset. The average interest rate used to capitalize such general borrowing cost was 4.28% per annum for the year ended December 31, 2017 (2016: 4.28% per annum, 2015: 4.28%-5.76 % per annum).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

11	EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of directors and supervisors for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017				2016	2015
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Chairmen:
Mr. Wang Yilin(i)	—	—	—	—	—	—
Mr. Zhou Jiping(i)	—	—	—	—	—	—
Vice Chairmen:
Mr. Zhang Jianhua(ii)	—	—	—	—	—	—
Mr. Wang Dongjin(iii)	—	696	127	823	774	734

Executive directors:
Mr. Zhao Zhengzhang(iv)	—	118	41	159	759	671
Mr. Hou Qijun(iv)	—	572	76	648	—	—

Non-executive directors:
Mr. Yu Baocai	—	—	—	—	—	—
Mr. Shen Diancheng(vi)	—	—	—	—	—	—
Mr. Liu Yuezhen	—	—	—	—	—	—
Mr. Liu Hongbin(v)	—	—	—	—	679	699
Mr. Duan Liangwei(vi)	—	—	—	—	—	—
Mr. Qin Weizhong(vi)	—	—	—	—	—	—
Mr. Chen Zhiwu(vii)	—	—	—	—	234	220
Mr. Richard H. Matzke(vii)	—	—	—	—	241	230
Mr. Lin Boqiang	250	—	—	250	281	249
Mr. Zhang Biyi	250	—	—	250	278	252
Ms. Elsie Leung Oi-sie(vii)	220	—	—	220	—	—
Mr. Tokuchi Tatsuhito(vii)	226	—	—	226	—	—
Mr. Simon Henry(vii)	213	—	—	213	—	—

	1,159	—	—	1,159	1,713	1,650

Supervisors:
Mr. Xu Wenrong(viii)	—	—	—	—	—	—
Mr. Guo Jinping(viii)	—	—	—	—	—	—
Mr. Zhang Fengshan	—	—	—	—	—	—
Mr. Li Qingyi(viii)	—	—	—	—	—	—
Mr. Jia Yimin(viii)	—	—	—	—	—	—
Mr. Jiang Lifu	—	—	—	—	—	—
Mr. Lu Yaozhong(viii)	—	—	—	—	—	—
Mr. Wang Liang(x)	—	—	—	—	—	—
Mr. Yao Wei(ix)	—	—	—	—	469	796
Mr. Liu Hehe(ix)	—	—	—	—	352	724
Mr. Yang Hua (viii)	—	201	49	250	862	838
Mr. Fu Suotang(viii)	—	525	46	571	—	—
Mr. Li Jiamin	—	745	65	810	707	771
Mr. Liu Xianhua(ix)	—	671	62	733	528	—
Mr. Li Wendong(ix)	—	788	96	884	670	—

	—	2,930	318	3,248	3,588	3,129

	1,159	4,316	562	6,037	6,834	6,184

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(i)	Mr. Wang Yilin was elected as the chairman from June 23, 2015, and Mr. Zhou Jiping ceased being the chairman from June 23, 2015.
(ii)	Mr. Zhang Jianhua was elected as the vice chairman and non-executive director from October 28, 2016.
(iii)	Mr. Wang Dongjin also serves as the president and executive director.
(iv)	Mr. Hou Qijun was elected as the vice president and executive director. Besides, Mr. Zhao Zhengzhang was elected as an executive director from June 23, 2015 and ceased being the executive director from June 8, 2017.
(v)	Mr. Liu Hongbin ceased being the vice chairman and was transferred from the executive director to the non-executive director from October 28, 2016, besides, received no emoluments from the Company since the next day.
(vi)	Mr. Shen Diancheng ceased being the non-executive director, and Mr. Duan Liangwei and Mr. Qin Weizhong were elected as the non-executive director from June 8, 2017.
(vii)	Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry were elected as the independent non-executive directors, besides, Mr. Chen Zhiwu and Mr. Richard H. Matzke ceased being the independent non-executive directors from June 8, 2017.
(viii)	Mr. Xu Wenrong was elected as an non-executive director from May 25, 2016 and ceased being the non-executive from June 8, 2017. Mr. Xu Wenrong was elected as the Chairman of the Supervisory Committee and Mr. Lu Yaozhong was elected as the supervisor, besides, Mr. Guo Jinping, Mr. Li Qingyi and Mr. Jia Yimin ceased being the supervisors from June 8, 2017. Mr. Fu Suotang were elected as the staff supervisor, besides, Mr. Yang Hua ceased being the staff supervisor from June 8, 2017.
(ix)	Mr. Li Wendong and Mr. Liu Xianhua were elected as the staff supervisors, besides, Mr. Yao Wei and Mr. Liu Hehe ceased being the staff supervisors from May 17, 2016.
(x)	Mr. Wang Liang was elected as the supervisor from October 26, 2017.
(xi)	The emoluments received by the following person are not reflected in the analysis shown above:
Mr. Liao Yongyuan ceased being the non-executive director and vice chairman from March 17, 2015, and emoluments received from the Company during the year 2017, 2016 and 2015 were RMB nil, RMB nil, respectively.
(xii)	The deferred performance emoluments of RMB 1.64 which the company paid to the directors attributable to the year of 2013 to 2015 in accordance with the relevant regulations of the Chinese Government are not reflected in the 2016 annual remuneration shown above.
(xiii)	The emoluments above are all pre-tax amounts.

None of the directors and supervisors has waived their remuneration during the year ended December 31, 2017. (2016: None of the directors and supervisors has waived their remuneration during the year ended December 31, 2016. 2015: None of the directors and supervisors has waived their remuneration during the year ended December 31, 2015)

The five highest paid individuals in the Company for the year ended December 31, 2017 include two supervisors whose emoluments are reflected in the analysis shown above and the note; and three senior managements whose allowances and other benefits were RMB 0.823, RMB 0.823 and RMB 0.732, respectively, and whose contribution to retirement benefit scheme were RMB 0.127, RMB 0.127 and RMB 0.127 respectively.

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

During 2017, 2016 and 2015, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

12	INCOME TAX EXPENSE

	2017	2016	2015
	RMB	RMB	RMB
Current taxes	23,835	19,762	18,998
Deferred taxes (Note 30)	(7,539)	(3,994)	(3,272)

	16,296	15,768	15,726

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

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group is as follows:

	2017	2016	2015
	RMB	RMB	RMB
Profit before income tax expense	53,089	45,140	57,815

Tax calculated at a tax rate of 25%	13,272	11,285	14,454
Tax return true-up	1,275	1,887	2,008
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	693	1,797	910
Effect of preferential tax rate	(5,058)	(2,418)	(5,436)
Tax effect of income not subject to tax	(3,401)	(4,935)	(2,875)
Tax effect of expenses not deductible for tax purposes	9,515	8,152	6,665

Income tax expense	16,296	15,768	15,726

13	BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the years ended December 31, 2017, 2016 and 2015 have been computed by dividing profit for the year attributable to owners of the Company of RMB 22,798, RMB 7,857 and RMB 35,517 respectively by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

14	DIVIDENDS

	2017	2016	2015
	RMB	RMB	RMB
Interim dividends attributable to owners of the Company for 2017(a)	12,676	—	—
Proposed final dividends attributable to owners of the Company for 2017(b)	11,117	—	—
Interim dividends attributable to owners of the Company for 2016(c)	—	3,899	—
Final dividends attributable to owners of the Company for 2016(d)	—	6,957	—
Interim dividends attributable to owners of the Company for 2015(e)	—	—	11,433
Final dividends attributable to owners of the Company for 2015(f)	—	—	4,550

	23,793	10,856	15,983

(a)	Interim dividends attributable to owners of the Company in respect of 2017 of RMB 0.06926 yuan per share amounting to a total of RMB 12,676 were paid on September 15, 2017 (A shares) and October 27, 2017 (H shares).
(b)	At the 1st meeting of the Board in 2018, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2017 of RMB 0.06074 yuan per share amounting to a total of RMB 11,117. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings for the year ended December 31, 2018 when approved at the forthcoming Annual General Meeting.
(c)	Interim dividends attributable to owners of the Company in respect of 2016 of RMB 0.02131 yuan per share amounting to a total of RMB 3,899 were paid on September 21, 2016 (A shares) and October 28, 2016 (H shares).
(d)	Final dividends attributable to owners of the Company in respect of 2016 of RMB 0.03801 yuan per share amounting to a total of RMB 6,957 were paid on June 22, 2017 (A shares) and July 27, 2017 (H shares).
(e)	Interim dividends attributable to owners of the Company in respect of 2015 of RMB 0.06247 yuan per share amounting to a total of RMB 11,433 were paid on September 18, 2015 (A shares) and October 27, 2015 (H shares).
(f)	Final dividends attributable to owners of the Company in respect of 2015 of RMB 0.02486 yuan per share amounting to a total of RMB 4,550 were paid on June 8, 2016 (A shares) and July 14, 2016 (H shares).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

15	PROPERTY, PLANT AND EQUIPMENT

Year Ended December 31, 2017	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	214,710	1,909,213	990,832	29,227	22,268	229,371	3,395,621
Additions	1,042	9,193	3,995	824	528	204,159	219,741
Transfers	13,913	124,257	75,284	—	10,506	(223,960)	—
Disposals or write offs	(3,280)	(21,746)	(11,061)	(1,032)	(441)	(9,455)	(47,015)
Currency translation differences	(278)	(9,588)	(1,039)	(29)	(230)	(242)	(11,406)

At end of the year	226,107	2,011,329	1,058,011	28,990	32,631	199,873	3,556,941

Accumulated depreciation and impairment
At beginning of the year	(85,323)	(1,063,500)	(469,475)	(19,467)	(11,971)	(6,340)	(1,656,076)
Charge for the year and others	(9,968)	(150,178)	(49,509)	(1,754)	(1,857)	—	(213,266)
Impairment charge	(659)	(3,961)	(10,300)	(3)	(2,715)	(309)	(17,947)
Disposals or write offs or transfers	2,075	11,426	9,663	921	(1,699)	3,664	26,050
Currency translation differences	110	6,472	532	7	12	(22)	7,111

At end of the year	(93,765)	(1,199,741)	(519,089)	(20,296)	(18,230)	(3,007)	(1,854,128)

Net book value
At end of the year	132,342	811,588	538,922	8,694	14,401	196,866	1,702,813

Year Ended December 31, 2016	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	205,204	1,799,887	953,331	29,586	21,018	236,804	3,245,830
Additions	979	7,995	3,202	624	416	161,336	174,552
Transfers	10,644	109,171	40,216	—	965	(160,996)	—
Disposals or write offs	(2,573)	(23,047)	(6,781)	(1,027)	(267)	(9,689)	(43,384)
Currency translation differences	456	15,207	864	44	136	1,916	18,623

At end of the year	214,710	1,909,213	990,832	29,227	22,268	229,371	3,395,621

Accumulated depreciation and impairment
At beginning of the year	(76,904)	(929,554)	(421,315)	(18,619)	(10,740)	(3,793)	(1,460,925)
Charge for the year and others	(9,677)	(141,530)	(47,750)	(1,753)	(1,297)	—	(202,007)
Impairment charge	(63)	(711)	(5,494)	(1)	(15)	(2,218)	(8,502)
Disposals or write offs or transfers	1,469	15,536	5,501	930	219	6	23,661
Currency translation differences	(148)	(7,241)	(417)	(24)	(138)	(335)	(8,303)

At end of the year	(85,323)	(1,063,500)	(469,475)	(19,467)	(11,971)	(6,340)	(1,656,076)

Net book value
At end of the year	129,387	845,713	521,357	9,760	10,297	223,031	1,739,545

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The impairment charge of the Group for the year ended December 31, 2017 amounted to RMB 17,947 (2016: RMB 8,502 primarily related to certain petrochemical and liquefied natural gas production facilities, 2015: RMB 25,022 primarily related to oil and gas properties) primarily related to certain oil and gas properties and petrochemical production facilities. The impairment of these properties is mainly due to the higher production costs and operating costs and the crude oil price fluctuating at a low level. The carrying amount of these assets has been reduced to the recoverable amount.

When determining whether there are indications of impairment for oil and gas properties, the Group considers factors, mainly including the decline of production and reserve volumes at the late development stage of certain oil blocks and the significant drop in economic benefits of certain oil blocks resulted from the higher production cost. The Group’s subsidiaries or branches under the exploration and production segment will determine whether there are any indications of impairment for their own oil blocks according to the Group’s guidance of indications of impairment for oil and gas properties, and perform the impairment tests on those oil blocks with indications of impairment, and report the results to the Group’s internal professional team (including operation and finance team) for further overall assessment and evaluation. The final results of the impairment tests will be submitted to the Group’s management for review and approval. The Group recorded impairment losses in 2017 related to oil and gas properties and construction in progress under the exploration and production segment due to the significant drop in economic benefits of certain oil blocks resulted from the higher production cost, and recorded impairment loss in 2016 and 2015 related to oil and gas properties and construction in progress under the exploration and production segment due to the fact that the international prices of crude oil significantly dropped as a result of the global economic downturn. In addition, the oil reserves of certain oil blocks decreased and the production costs of some super heavy oil blocks and ultra-low permeability oil blocks were high. The above factors jointly led to lower economic benefits of those oil blocks and the impairment losses for the oil and gas properties. The carrying amount of those impaired oil and gas properties was written down to their respective recoverable amounts, which were determined based on the present values of the expected future cash flows of the assets. The Group referred to the weighted average cost of capital of the oil and gas industry when determining discount rate, and made relevant adjustments according to specific risks in different countries or regions. In 2017, the after-tax discount rates adopted by most oil blocks of the Group ranged from 7.6% to 11.0% (2016: 7.1% to 10.3%, 2015: 7.0% to 10.0%).

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

The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2017, 2016 and 2015.

	2017	2016	2015
	RMB	RMB	RMB
At beginning of the year	21,421	20,177	20,878
Additions to capitalized exploratory well costs pending the determination of proved reserves	25,165	21,847	21,698
Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(14,288)	(10,914)	(12,791)
Capitalized exploratory well costs charged to expense	(9,455)	(9,689)	(9,608)

At end of the year	22,843	21,421	20,177

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed.

	December 31, 2017	December 31, 2016
	RMB	RMB
One year or less	15,231	13,202
Over one year	7,612	8,219

Balance at December 31	22,843	21,421

RMB 7,612 at December 31, 2017 (December 31, 2016: RMB 8,219) of capitalized exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.

16	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The summarized financial information of the Group’s principal associates and joint ventures, including the aggregated amounts of assets, liabilities, revenue, profit or loss and the interest held by the Group were as follows:

Name	Country of Incorporation	Registered Capital	Principal Activities	Interest Held
				Direct%	Indirect%
Dalian West Pacific Petrochemical Co., Ltd.	PRC	USD 258 million	Production and sale of petroleum and petrochemical products	28.44	—

China Petroleum Finance Co., Ltd.(i)	PRC	8,331	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business	32.00	—

CNPC Captive Insurance Co., Ltd.	PRC	5,000	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business	49.00	—

China Marine Bunker (PetroChina) Co., Ltd.	PRC	1,000	Oil import and export trade and transportation, sale and storage	—	50.00

Arrow Energy Holdings Pty Ltd.	Australia	AUD 2	Exploration, development and sale of coal seam gas	—	50.00
Trans-Asia Gas Pipeline Co., Ltd.(ii)	PRC	5,000	Main contractor, investment holding, investment management, investment consulting, enterprise management advisory, technology development, promotion and technology consulting	—	50.00

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(i)	In August 2016, China National Petroleum Corporation injected RMB 19,471 cash into China Petroleum Finance Co., Ltd. (the “CP Finance”), of which RMB 2,890 and RMB 16,581 were recorded as “Registered Capital” and “Capital Reserve”, respectively. The registered capital of CP Finance was increased from RMB 5,441 to RMB 8,331. The Company’s share was diluted from 49% to 32%, and the Company’s share of net assets was increased RMB 307.
(ii)	On November 24, 2015, the board of directors of the Company approved the sale by CNPC Exploration and Development Co., Ltd. (“CNPC E&D”), one of the Company’s subsidiaries, of its 50% equity interest in Trans-Asia Pipeline to CNIC Corporation Limited for a consideration equivalent to RMB 14,671. The transaction closed in the second quarter of 2016.

Dividends received and receivable from associates and joint ventures were RMB 7,034 in 2017 (2016: RMB 10,172, 2015: RMB 9,489).

In 2017, investments in associates and joint ventures of RMB 96 (2016: RMB 101, 2015: RMB 55) were disposed of, resulting in a gain of RMB 6 (2016: a loss of RMB 40, 2015: a gain of RMB 1,258).

In 2017, the share of profit and other comprehensive loss in all individually immaterial associates and joint ventures accounted for using equity method in aggregate was profit of RMB 3,235 (2016: profit of RMB 2,738, 2015: profit of RMB 3,846) and loss of RMB 845 (2016: loss of RMB 204, 2015: income of RMB 1,042), respectively.

Interest in Associates

Summarized financial information in respect of the Group’s principal associates and reconciliation to carrying amount is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	28.44	28.44	32.00	32.00	49.00	49.00
Current assets	5,326	3,597	169,389	148,916	9,386	9,192
Non-current assets	4,141	4,373	309,481	270,507	2,764	2,166
Current liabilities	12,108	8,329	394,064	332,923	6,097	5,594
Non-current liabilities	333	5,217	24,977	29,998	1	1

Net (liabilities) / assets	(2,974)	(5,576)	59,829	56,502	6,052	5,763

Group’s share of net assets	—	—	19,145	18,080	2,965	2,824
Goodwill	—	—	349	349	—	—

Carrying amount of interest in associates	—	—	19,494	18,429	2,965	2,824

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Summarized statement of comprehensive income is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.			China Petroleum Finance Co., Ltd.			CNPC Captive Insurance Co., Ltd.
	2017	2016	2015	2017	2016	2015	2017	2016	2015
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	27,716	19,029	18,170	8,520	8,555	10,335	654	563	480
Profit for the year	2,602	1,475	(984)	7,286	7,524	5,839	364	302	286
Other comprehensive (loss) / income	—	—	—	(1,395)	655	294	1	2	1

Total comprehensive income / (loss)	2,602	1,475	(984)	5,891	8,179	6,133	365	304	287

Group’s share of total comprehensive income	—	—	—	1,885	3,628	3,005	179	149	141

Dividends received by the Group	—	—	—	815	7,203	631	27	—	—

Interest in Joint Ventures

Summarized balance sheet in respect of the Group’s principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		Trans-Asia Gas Pipeline Co., Ltd.
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	50.00	50.00	50.00	50.00
Non-current assets	1,942	1,974	25,429	32,733	31,527	27,009
Current assets	6,449	6,453	540	708	3,957	4,045
Including: cash and cash equivalents	1,277	1,461	91	368	3,955	4,025
Non-current liabilities	232	749	21,569	25,308	2,100	2,100
Including: Non-current financial liabilities excluding trade and other payables and provisions	—	500	17,890	16,304	2,100	2,100
Current liabilities	5,309	4,902	583	690	343	414
Including: Current financial liabilities excluding trade and other payables and provisions	1,894	1,188	192	316	—	—

Net assets	2,850	2,776	3,817	7,443	33,041	28,540

Net assets attributable to owners of the Company	2,630	2,528	3,817	7,443	33,041	28,540
Group’s share of net assets	1,315	1,264	1,909	3,722	16,521	14,270
Elimination of unrealized profit	—	—	—	—	—	—
Elimination of transactions with the Group	—	—	(52)	(45)	—	—

Carrying amount of interest in joint ventures	1,315	1,264	1,857	3,677	16,521	14,270

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Summarized statement of comprehensive income and dividends received by the Group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.			Arrow Energy Holdings Pty Ltd.			Trans-Asia Gas Pipeline Co., Ltd.
	2017	2016	2015	2017	2016	2015	2017	From the closing date to Dec 31, 2016
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	31,770	23,336	27,587	1,449	1,135	971	16	84
Depreciation, depletion and amortization	(93)	(92)	(88)	(883)	(624)	(484)	(3)	(3)
Interest income	12	9	35	2	5	6	65	55
Interest expense	(39)	(45)	(56)	(1,300)	(1,307)	(1,189)	(43)	(32)
Income tax expense	(44)	(47)	(33)	—	—	—	—	(1)
Net profit / (loss)	116	101	93	(5,518)	(3,718)	(10,753)	5,846	88
Total comprehensive income / (loss)	87	171	176	(3,445)	(3,402)	(12,934)	5,736	194
Total comprehensive income / (loss) by share	43	68	67	(1,723)	(1,701)	(6,467)	2,868	97
Elimination of unrealized profit	—	—	—	—	—	—	(617)	(354)

Group’s share of total comprehensive income / (loss)	43	68	67	(1,723)	(1,701)	(6,467)	2,251	(257)

Dividends received by the Group	—	9	18	—	—	—	—	—

17	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2017	December 31, 2016
	RMB	RMB
Available-for-sale financial assets	2,251	2,348
Less: Impairment losses	(334)	(337)

	1,917	2,011

Available-for-sale financial assets comprise principally unlisted equity securities and bonds.

In 2017, available-for-sale financial assets of RMB 12 (2016: RMB 176, 2015: RMB 381) were disposed of, resulting in the realization of a gain of RMB 11 (2016: a gain of RMB 184, 2015: a gain of RMB 177).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

18	SUBSIDIARIES

The principal subsidiaries of the Group are:

Company Name	Country of Incorporation	Issued Capital RMB	Type of Legal Entity	Attributable Equity Interest %	Voting Rights%	Principal Activities
Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	100.00	Exploration, production and sale of crude oil and natural gas

CNPC Exploration and Development Company Limited (i)	PRC	16,100	Limited liability company	50.00	57.14	Exploration, production and sale of crude oil and natural gas in and outside the PRC

PetroChina Hong Kong Limited	Hong Kong	HKD 7,592 million	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC

PetroChina International Investment Company Limited	PRC	31,314	Limited liability company	100.00	100.00

Investment holding. The

principal activities of its

subsidiaries and joint ventures are the exploration, development and production of crude

oil, natural gas, oil sands and coalbed methane outside the PRC

PetroChina International Company Limited	PRC	18,096	Limited liability company	100.00	100.00	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Company Name	Country of Incorporation	Issued Capital RMB	Type of Legal Entity	Attributable Equity Interest %	Voting Rights%	Principal Activities

PetroChina Pipelines Co., Ltd.	PRC	80,000	Limited liability company	72.26	72.26

Oil and gas pipeline

transportation, investment

holding, import and export of goods, agency of import and export, import and export of technology, technology promotion service, professional contractor, main contractor

(i)	The Company consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Summarized financial information in respect of the Group’s principal subsidiaries with significant non-controlling interests is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Co., Ltd.
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	72.26	72.26
Current assets	24,722	26,489	2,882	19,193
Non-current assets	133,328	134,510	232,842	235,023
Current liabilities	13,273	15,504	6,059	26,186
Non-current liabilities	13,211	11,648	8,408	12,344

Net assets	131,566	133,847	221,257	215,686

Summarized statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited			PetroChina Pipelines Co., Ltd. (note)
	2017	2016	2015	2017	2016	2015
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	37,304	28,196	33,541	43,627	41,794	2,796
Profit from continuing operations	3,696	24,153	2,448	17,891	20,420	1,015
Total comprehensive (loss) / income	(1,050)	30,391	(7,889)	17,891	20,420	1,015
Profit attributable to non-controlling interests	2,390	12,414	1,292	4,963	5,664	282
Dividends paid to non-controlling interests	1,420	444	775	3,569	—	720

Note: PetroChina Pipelines Co., Ltd. was established in November 2015.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Summarized statement of cash flows is as follows:

	CNPC Exploration and Development Company Limited			PetroChina Pipelines Co., Ltd. (note)
	2017	2016	2015	2017	2016	2015
	RMB	RMB	RMB	RMB	RMB	RMB
Net cash inflow from operating activities	18,545	9,053	8,293	31,160	30,270	2,554
Net cash (outflow) / inflow from investing activities	(12,304)	(18,036)	(2,762)	2,869	14,799	(19,434)
Net cash (outflow) / inflow from financing activities	(4,296)	(2,248)	(4,284)	(36,190)	(47,624)	21,744
Effect of foreign exchange rate changes on cash and cash equivalents	(2,183)	748	586	—	—	—
Net (decrease) / increase in cash and cash equivalents	(238)	(10,483)	1,833	(2,161)	(2,555)	4,864
Cash and cash equivalents at the beginning of the year	18,220	28,703	26,870	2,309	4,864	—
Cash and cash equivalents at the end of the year	17,982	18,220	28,703	148	2,309	4,864

Note: PetroChina Pipelines Co., Ltd. was established in November 2015.

19	ADVANCE OPERATING LEASE PAYMENTS

	December 31, 2017	December 31, 2016
	RMB	RMB
Land use rights	55,095	53,653
Advance lease payments	18,801	17,700

	73,896	71,353

Advance operating lease payments are amortized over the related lease terms using the straight-line method.

20	INTANGIBLE AND OTHER NON-CURRENT ASSETS

	December 31, 2017			December 31, 2016
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and technical know-how	7,476	(5,620)	1,856	7,237	(5,219)	2,018
Computer software	10,638	(7,749)	2,889	9,614	(6,790)	2,824
Goodwill (i)	45,643	(3,709)	41,934	46,097	—	46,097
Other	20,128	(7,207)	12,921	19,134	(6,294)	12,840

Intangible assets	83,885	(24,285)	59,600	82,082	(18,303)	63,779

Other assets			33,341			38,971

			92,941			102,750

(i)	Goodwill primarily relates to the acquisition of Singapore Petroleum Company, Petroineos Trading Limited and PetroChina United Pipelines Co., Ltd., completed in 2009, 2011 and 2015, respectively. The

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

recoverable amount of all cash-generating units has been determined based on value-in-use calculations. These calculations use post-tax cash flow projections based on financial budgets approved by management. The post-tax discount rates range from 8.9% to 10.5%, and reflect specific risks relating to the cash-generating unit. Based on the estimated recoverable amount, the impairment charge of the Group for the year ended December 31, 2017 amounted to RMB 3,709(2016: RMB Nil) primarily related to goodwill of PetroChina United Pipelines Co., Ltd..

21	INVENTORIES

	December 31, 2017	December 31, 2016
	RMB	RMB
Crude oil and other raw materials	48,936	55,371
Work in progress	12,811	10,336
Finished goods	83,908	84,473
Spare parts and consumables	170	51

	145,825	150,231
Less: Write down in inventories	(1,156)	(3,366)

	144,669	146,865

22	ACCOUNTS RECEIVABLE

	December 31, 2017	December 31, 2016
	RMB	RMB
Accounts receivable	57,914	49,338
Less: Provision for impairment of receivables	(4,771)	(2,023)

	53,143	47,315

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), at December 31, 2017 and 2016 is as follows:

	December 31, 2017	December 31, 2016
	RMB	RMB
Within 1 year	51,051	43,686
Between 1 and 2 years	1,203	2,744
Between 2 and 3 years	379	437
Over 3 years	510	448

	53,143	47,315

The Group offers its customers credit terms up to 180 days.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Movements in the provision for impairment of accounts receivable are as follows:

	2017	2016	2015
	RMB	RMB	RMB
At beginning of the year	2,023	523	516
Provision for impairment of accounts receivable	2,813	1,633	32
Receivables written off as uncollectible	(58)	(97)	(12)
Reversal of provision for impairment of accounts receivable	(7)	(36)	(13)

At end of the year	4,771	2,023	523

23	PREPAYMENTS AND OTHER CURRENT ASSETS

	December 31, 2017	December 31, 2016
	RMB	RMB
Other receivables	16,535	13,206
Advances to suppliers	10,384	16,505

	26,919	29,711
Less: Provision for impairment	(2,824)	(2,386)

	24,095	27,325
Value-added tax to be deducted	39,203	36,010
Prepaid expenses	951	954
Prepaid income taxes	—	5,406
Other current assets	7,765	7,888

	72,014	77,583

24	NOTES RECEIVABLE

Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and performance of services. All notes receivable are due within one year.

25	CASH AND CASH EQUIVALENTS

The weighted average effective interest rate on bank deposits was 2.18% per annum for the year ended December 31, 2017 (2016: 1.36% per annum, 2015: 1.31% per annum).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

26	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2017	December 31, 2016
	RMB	RMB
Trade payables	103,201	80,606
Advances from customers	67,176	60,590
Salaries and welfare payable	6,955	5,396
Accrued expenses	213	123
Dividends payable by subsidiaries to non-controlling shareholders	139	2,356
Interest payable	3,910	4,536
Construction fee and equipment cost payables	121,313	118,011
Loans borrowed from related parties	—	1,432
Other	40,912	37,630

	343,819	310,680

Other consists primarily of customer deposits.

The aging analysis of trade payables at December 31, 2017 and 2016 is as follows:

	December 31, 2017	December 31, 2016
	RMB	RMB
Within 1 year	94,996	74,450
Between 1 and 2 years	4,241	3,293
Between 2 and 3 years	1,894	944
Over 3 years	2,070	1,919

	103,201	80,606

27	BORROWINGS

	December 31, 2017	December 31, 2016
	RMB	RMB
Short-term borrowings excluding current portion of long-term borrowings	93,881	71,969
Current portion of long-term borrowings	81,536	71,415

	175,417	143,384
Long-term borrowings	289,858	372,887

	465,275	516,271

Borrowings of the Group of RMB 45,463 were guaranteed by CNPC, its fellow subsidiaries and a third party at December 31, 2017 (December 31, 2016: RMB 65,692).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The Group’s borrowings include secured liabilities totaling RMB 2,829 at December 31, 2017 (December 31, 2016: RMB 251).

	December 31, 2017	December 31, 2016
	RMB	RMB
Total borrowings:
— interest free	130	145
— at fixed rates	253,369	282,822
— at floating rates	211,776	233,304

	465,275	516,271

Weighted average effective interest rates:
— bank loans	2.42%	1.86%
— corporate debentures	3.62%	3.81%
— medium-term notes	3.81%	3.86%
— other loans	3.87%	3.77%

The borrowings by major currency at December 31, 2017 and December 31, 2016 are as follows:

	December 31, 2017	December 31, 2016
	RMB	RMB
RMB	332,383	372,111
US Dollar	124,312	136,829
Other currency	8,580	7,331

	465,275	516,271

The fair values of the Group’s long-term borrowings including the current portion of long-term borrowings are RMB 343,707 (December 31, 2016: RMB 438,805) at December 31, 2017. The carrying amounts of short-term borrowings approximate their fair values.

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the statement of financial position. Such discount rates ranged from -0.24% to 6.04% per annum as of December 31, 2017 (December 31, 2016: -0.09% to 4.90% per annum) depending on the type of the borrowings.

The following table sets out the borrowings’ remaining contractual maturities at the date of the statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	December 31, 2017	December 31, 2016
	RMB	RMB
Within 1 year	189,050	160,572
Between 1 and 2 years	69,159	102,096
Between 2 and 5 years	191,879	209,653
After 5 years	70,179	106,879

	520,267	579,200

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Reconciliation of movements of borrowings to cash flows arising from financing activities:

Borrowings
RMB
At 1 January 2017	516,271
Changes from financing cash flows:
Increase in borrowings	730,252
Repayments of borrowings	(773,940)
Other borrowing costs paid	(173)

Total changes from financing cash flows	(43,861)

Exchange adjustments	(7,135)

At 31 December 2017	465,275

28	SHARE CAPITAL

	December 31, 2017	December 31, 2016
	RMB	RMB
Registered, issued and fully paid:
A shares	161,922	161,922
H shares	21,099	21,099

	183,021	183,021

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

29	RESERVES

	2017	2016
	RMB	RMB
Capital Reserve
Beginning balance	133,308	133,308

Ending balance	133,308	133,308

Statutory Common Reserve Fund (a)
Beginning balance	186,840	186,840
Transfer from retained earnings	1,929	—

Ending balance	188,769	186,840

Special Reserve-Safety Fund Reserve
Beginning balance	13,188	11,648
Safety fund reserve	178	1,540

Ending balance	13,366	13,188

Currency Translation Differences
Beginning balance	(29,294)	(37,066)
Currency translation differences	1,249	7,772

Ending balance	(28,045)	(29,294)

Other Reserves
Beginning balance	(9,236)	(9,790)
Equity transaction with non-controlling interests	289	224
Acquisition of subsidiaries	(1)	(259)
Fair value loss on available-for-sale financial assets	(36)	(128)
Share of the other comprehensive (loss) / income of associates and joint ventures accounted for using the equity method	(326)	313
Other	(26)	404

Ending balance	(9,336)	(9,236)

	298,062	294,806

(a)	Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to a Statutory Common Reserve Fund (“Reserve Fund”). Appropriation to the Reserve Fund may cease when the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

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

(b)	According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2017, the Company’s distributable reserve amounted to RMB 572,252 (December 31, 2016: RMB 574,536).

30	DEFERRED TAXATION

Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 25%.

The movements in the deferred taxation account are as follows:

	Year Ended December 31,
	2017	2016	2015
	RMB	RMB	RMB
At beginning of the year	(6,720)	(3,807)	905
Transfer to profit and loss (Note 12)	(7,539)	(3,994)	(3,272)
Credit to other comprehensive income	195	1,081	(1,449)
Acquisition of subsidiaries	—	—	9

At end of the year	(14,064)	(6,720)	(3,807)

Deferred tax balances before offset are attributable to the following items:

	December 31, 2017	December 31, 2016
	RMB	RMB
Deferred tax assets:
Receivables and inventories	10,387	7,786
Tax losses	27,911	30,438
Impairment of long-term assets	9,712	7,551
Other	7,613	7,184

Total deferred tax assets	55,623	52,959

Deferred tax liabilities:
Accelerated tax depreciation	27,539	32,639
Other	14,020	13,600

Total deferred tax liabilities	41,559	46,239

Net deferred tax assets	14,064	6,720

Tax losses that can be carried forward to future years include deferred tax assets arising from the losses of the branches in the eastern region. The tax expenses of its branches in the eastern and western regions were paid in aggregate according to the requirements of the competent tax authority.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Deferred tax balances after offset are listed as follows:

	December 31, 2017	December 31, 2016
	RMB	RMB
Deferred tax assets	26,724	20,360
Deferred tax liabilities	12,660	13,640

31	ASSET RETIREMENT OBLIGATIONS

	2017	2016	2015
	RMB	RMB	RMB
At beginning of the year	125,392	117,996	109,154
Liabilities incurred	2,981	2,942	4,266
Liabilities settled	(2,012)	(843)	(677)
Accretion expense (Note 10)	5,453	5,126	5,950
Currency translation differences	(268)	171	(697)

At end of the year	131,546	125,392	117,996

Asset retirement obligations relate to oil and gas properties (Note 15).

32	PENSIONS

The Group participates in various employee retirement benefit plans (Note 3(t)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2017 amounted to RMB 16,010 (2016: RMB 16,184, 2015: RMB 16,357).

33	CONTINGENT LIABILITIES

(a) Bank and other guarantees

At December 31, 2017 and 2016, the Group did not guarantee related parties or third parties any significant borrowings or others.

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

(a) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from 1 to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2017 and 2016 under non-cancellable operating leases are as follows:

	December 31, 2017	December 31, 2016
	RMB	RMB
No later than 1 year	11,519	10,108
Later than 1 year and no later than 5 years	37,033	30,757
Later than 5 years	180,833	148,961

	229,385	189,826

(b) Capital commitments

At December 31, 2017, the Group’s capital commitments contracted but not provided for mainly relating to property, plant and equipment were RMB 70,563 (December 31, 2016: RMB 59,664).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(c) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Department of Natural Resources. Payments incurred were RMB 609 for the year ended December 31, 2017 (2016: RMB 639, 2015: RMB 643).

According to the current policy, estimated annual payments for the next five years are as follows:

	December 31, 2017	December 31, 2016
	RMB	RMB
Within one year	800	800
Between one and two years	800	800
Between two and three years	800	800
Between three and four years	800	800
Between four and five years	800	800

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

35	MAJOR CUSTOMERS

The Group’s major customers are as follows:

	2017		2016		2015
	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue
	RMB	%	RMB	%	RMB	%
China Petroleum & Chemical Corporation	65,767	3	39,481	2	33,482	2
CNPC and its fellow subsidiaries	92,173	5	91,094	6	80,045	5

	157,940	8	130,575	8	113,527	7

36	RELATED PARTY TRANSACTIONS

CNPC, the controlling shareholder of the Company, is a limited liability company directly controlled by the PRC government.

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

The principal related party transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group which were carried out in the ordinary course of business, are as follows:

On August 25, 2011, based on the terms of the Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price. On the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 28, 2014 for a period of three years which took effect on January 1, 2015. The new Comprehensive Products and Services Agreement

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

has already incorporated the terms of the current Comprehensive Products and Services Agreement which was amended in 2011. On the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 24, 2017 for a period of three years which took effect on January 1, 2018. The new Comprehensive Products and Services Agreement has already incorporated the terms of the current Comprehensive Products and Services Agreement which was amended in 2014.

•	Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 113,306 for the year ended December 31, 2017 (2016: RMB 104,034, 2015: RMB 106,304).

•	Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 6,160 for the year ended December 31, 2017 (2016: RMB 5,053, 2015: RMB 6,919).

•	Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 338,178 for the year ended December 31, 2017 (2016: RMB 292,168, 2015: RMB 322,028).

•	Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 1,643 for the year ended December 31, 2017 (2016: RMB 1,058, 2015: RMB 1,141).

•	Amounts due from and to CNPC and its fellow subsidiaries, associates and joint ventures of the Group included in the following accounts captions are summarized as follows:

	December 31, 2017	December 31, 2016
	RMB	RMB
Accounts receivable	10,219	6,657
Prepayments and other receivables	8,987	9,123
Other current assets	5,794	4,486
Other non-current assets	14,848	11,084
Accounts payable and accrued liabilities	66,001	64,772
Other non-current liabilities	3,053	3,755

•	Interest income represents interest from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 424 for the year ended December 31, 2017 (2016: RMB 224, 2015: RMB 304). The balance of deposits at December 31, 2017 was RMB 25,903 (December 31, 2016: RMB 32,626).

•	Purchases of financial service principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee, etc. The total amount of these transactions amounted to RMB 11,021 for the year ended December 31, 2017 (2016: RMB 12,139, 2015: RMB 14,739).

•	The borrowings from CNPC and its fellow subsidiaries at December 31, 2017 were RMB 208,395 (December 31, 2016: RMB 255,285).

•

Rents and other payments made under financial leasing represent the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the financial leasing agreements entered into by the Group and CNPC and its fellow subsidiaries. The total

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

rents and other payments made under financial leasing amounted to RMB 835 for the year ended December 31, 2017 (2016: RMB 819, 2015: RMB 238).

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Supplemental Land Use Rights Leasing Contract provides for the lease of land covering an aggregate area of approximately 1,783 million square meters located throughout the PRC at a maximal annual fee (exclusive of tax and government charges) of RMB 3,892. The Supplemental Land Use Rights Leasing Contract will expire at the same time as the Land Use Rights Leasing Contract. The area and total fee payable for the lease of all such property may be adjusted with the Company’s operating needs and by reference to market price every three years. The Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract on August 28, 2014, which adjusted the rental payable and the area for the leased land parcels. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1,777 million square meters with rental payable (exclusive of tax and government charges) adjusted to no more than RMB 4,831 in accordance with the area of leased land parcels and the current situation of the property market. The Land Use Rights Leasing Contract shall remain unchanged, apart from the rental payable and the leased area. The confirmation letter shall be effective from January 1, 2015. The Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract on August 24, 2017, which adjusted the rental payable and the area for the leased land parcels. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1,773 million square meters with annual rental payable (exclusive of tax and government charges) adjusted to no more than RMB 5,783 in accordance with the area of leased land parcels and the current situation of the property market. The Land Use Rights Leasing Contract shall remain unchanged, apart from the rental payable and the leased area. The confirmation letter shall be effective from January 1, 2018.

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The area and total fee payable for the lease of all such property may, every three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed. The Company and CNPC each issued a confirmation letter to the Building Leasing Contract on August 28, 2014, which adjusted the rental payable and the gross floor area for the buildings leased. The Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 1,179,586 square meters with rental payable adjusted to approximately RMB 708 in accordance with the gross floor area leased and the current situation of the market. The Building Leasing Contract shall remain unchanged apart from the rental payable and the gross floor area leased. The confirmation letter shall be effective from January 1, 2015. On August 24, 2017, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect on January 1, 2018. Under this contract, buildings covering an aggregate area of 1,152,968 square meters were leased at annual rental payable approximately RMB 730. The Revised Building Leasing Contract will expire at Dec 31, 2037. The area and total fee payable for the lease of all such property may, every three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(b) Key management compensation

	Year End December 31,
	2017	2016	2015
	RMB’000	RMB’000	RMB’000
Emoluments and other benefits	11,779	12,549	11,256
Contribution to retirement benefit scheme	1,645	1,712	1,915

	13,424	14,261	13,171

Note:	Emoluments set out above for the year ended December 31, 2017 exclude RMB nil paid to key management of the Company of the deferred merit pay in accordance with relevant requirements by the PRC government (2016: RMB 1.64, 2015: RMB nil) .

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

The accounting policies of the operating segments are the same as those described in Note 3 — “Summary of Principal Accounting Policies”.

The segment information for the operating segments for the years ended December 31, 2017, 2016 and 2015 are as follows:

	Year Ended December 31, 2017
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	505,430	707,804	1,660,456	295,786	2,057	3,171,533
Less: intersegment sales	(409,303)	(535,515)	(179,692)	(30,476)	(657)	(1,155,643)

Revenue from external customers	96,127	172,289	1,480,764	265,310	1,400	2,015,890

Depreciation, depletion and amortization	(169,484)	(32,319)	(12,734)	(21,146)	(1,692)	(237,375)
Including: Impairment losses of property, plant and equipment	(6,565)	(10,223)	(7)	(1,150)	(2)	(17,947)
Profit / (loss) from operations	15,475	39,961	8,279	15,688	(11,681)	67,722
Finance costs:
Exchange gain						8,217
Exchange loss						(9,311)
Interest income						2,901
Interest expense						(22,408)

Total net finance costs						(20,601)

Share of profit / (loss) of associates and joint ventures	1,716	(89)	1,501	279	2,561	5,968

Profit before income tax expense						53,089
Income tax expense						(16,296)

Profit for the year						36,793

Segment assets	1,211,912	318,299	397,813	519,249	1,357,803	3,805,076
Other assets						26,724
Investments in associates and joint ventures	39,517	1,375	11,938	5,534	22,795	81,159
Elimination of intersegment balances (a)						(1,508,347)

Total assets						2,404,612

Capital expenditures	161,997	17,705	10,982	24,529	1,014	216,227
Segment liabilities	525,085	79,989	199,340	120,244	589,460	1,514,118
Other liabilities						70,091
Elimination of intersegment balances (a)						(560,916)

Total liabilities						1,023,293

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

	Year Ended December 31, 2016
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	412,484	582,510	1,301,616	247,477	2,197	2,546,284
Less: intersegment sales	(335,716)	(438,853)	(126,344)	(27,784)	(684)	(929,381)

Revenue from external customers	76,768	143,657	1,175,272	219,693	1,513	1,616,903

Depreciation, depletion and amortization	(155,192)	(25,475)	(12,891)	(22,743)	(1,846)	(218,147)
Including: Impairment losses of property, plant and equipment	(882)	(3,413)	(2)	(4,205)	—	(8,502)
Profit / (loss) from operations	3,148	39,026	11,048	17,885	(10,472)	60,635
Finance costs:
Exchange gain						12,828
Exchange loss						(11,571)
Interest income						2,491
Interest expense						(23,348)

Total net finance costs						(19,600)

Share of (loss) / profit of associates and joint ventures	(158)	13	552	204	3,494	4,105

Profit before income tax expense						45,140
Income tax expense						(15,768)

Profit for the year						29,372

Segment assets	1,260,009	324,357	384,123	546,485	1,434,141	3,949,115
Other assets						25,766
Investments in associates and joint ventures	42,398	1,262	10,455	3,305	21,547	78,967
Elimination of intersegment balances(a)						(1,657,197)

Total assets						2,396,651

Capital expenditures	130,248	12,847	7,983	20,340	968	172,386
Segment liabilities	536,284	124,076	183,159	150,855	668,353	1,662,727
Other liabilities						58,839
Elimination of intersegment balances(a)						(697,650)

Total liabilities						1,023,916

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

	Year Ended December 31, 2015
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	475,412	642,428	1,383,426	281,778	2,507	2,785,551
Less: intersegment sales	(384,423)	(502,007)	(146,719)	(26,259)	(715)	(1,060,123)

Revenue from external customers	90,989	140,421	1,236,707	255,519	1,792	1,725,428

Depreciation, depletion and amortization	(148,958)	(24,400)	(12,974)	(14,489)	(2,054)	(202,875)
Including: Impairment losses of property, plant and equipment	(22,922)	(1,843)	(191)	(66)	—	(25,022)
Profit/ (loss) from operations	33,961	4,883	(500)	51,231	(10,323)	79,252
Finance costs:
Exchange gain						9,536
Exchange loss						(10,168)
Interest income						2,019
Interest expense						(24,328)

Total net finance costs						(22,941)

Share of (loss) / profit of associates and joint ventures	(5,599)	66	(156)	4,206	2,987	1,504

Profit before income tax expense						57,815
Income tax expense						(15,726)

Profit for the year						42,089

Segment assets	1,221,942	311,149	343,721	597,240	1,518,486	3,992,538
Other assets						28,043
Investments in associates and joint ventures	32,413	1,249	9,517	3,424	24,373	70,976
Elimination of intersegment balances (a)						(1,697,713)

Total assets						2,393,844

Capital expenditures	157,822	15,725	7,061	20,360	1,270	202,238
Segment liabilities	511,098	114,888	148,556	206,920	727,579	1,709,041
Other liabilities						47,261
Elimination of intersegment balances (a)						(706,492)

Total liabilities						1,049,810

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Geographical information

	Revenue			Non-current assets (b)
Year Ended December 31,	2017	2016	2015	2017	2016	2015
	RMB	RMB	RMB	RMB	RMB	RMB
Mainland China	1,294,516	1,101,055	1,185,189	1,711,605	1,739,351	1,796,288
Other	721,374	515,848	540,239	239,204	253,264	228,416

	2,015,890	1,616,903	1,725,428	1,950,809	1,992,615	2,024,704

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.
(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

38	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on April 27, 2018.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED)

(All amounts in millions, except for the per share data and otherwise stated)

In accordance with the Accounting Standards Update 2010-03 Extractive Activities – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (an update of Accounting Standards Codification Topic 932 Extractive Activities – Oil and Gas or “ASC 932”) issued by the Financial Accounting Standards Board and corresponding disclosure requirements of the U.S. Securities and Exchange Commission, this section provides supplemental information on oil and gas exploration and development; and results of operation related to oil and gas producing activities of the Company and its subsidiaries (the “Group”) and also the Group’s investments that are accounted for using the equity method of accounting.

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

Proved reserve estimates as of December 31, 2017, 2016 and 2015 were based on reports prepared by DeGolyer and MacNaughton, McDaniel & Associates, Ryder Scott and GLJ independent engineering consultants.

Estimated quantities of net proved crude oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

	Crude Oil and Condensate	Natural Gas	Total — All products
	(million barrels)	(billion cubic feet)	(million barrels of oil equivalent)
Proved developed and undeveloped reserves
The Group
Reserves at December 31, 2014	10,593	71,098	22,443
Changes resulting from:
Revisions of previous estimates	(1,663)	(206)	(1,697)
Improved recovery	106	—	106
Extensions and discoveries	457	9,764	2,084
Production	(972)	(3,131)	(1,494)

Reserves at December 31, 2015	8,521	77,525	21,442
Changes resulting from:
Revisions of previous estimates	(747)	(308)	(799)
Improved recovery	93	—	93
Extensions and discoveries	492	4,770	1,287
Production	(921)	(3,275)	(1,467)

Reserves at December 31, 2016	7,438	78,712	20,556
Changes resulting from:
Revisions of previous estimates	486	(1,751)	195
Improved recovery	98	—	98
Extensions and discoveries	346	3,350	905
Production	(887)	(3,423)	(1,458)

Reserves at December 31, 2017	7,481	76,888	20,296

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

	Crude Oil and Condensate	Natural Gas	Total — All products
	(million barrels)	(billion cubic feet)	(million barrels of oil equivalent)
Proved developed reserves at:
December 31, 2015	6,196	40,406	12,930
December 31, 2016	5,176	40,664	11,953
December 31, 2017	5,593	39,243	12,133
Proved undeveloped reserves at:
December 31, 2015	2,325	37,119	8,512
December 31, 2016	2,262	38,048	8,603
December 31, 2017	1,888	37,645	8,163
Equity method investments
Share of proved developed and undeveloped reserves of associates and joint ventures
December 31, 2015	504	354	563
December 31, 2016	504	348	562
December 31, 2017	395	372	457

At December 31, 2017, total proved developed and undeveloped reserves of the Group and equity method investments is 20,753 million barrels of oil equivalent (December 31, 2016: 21,118 million barrels of oil equivalent, December 31, 2015: 22,005 million barrels of oil equivalent), comprising 7,876 million barrels of crude oil and condensate (December 31, 2016: 7,942 million barrels, December 31, 2015: 9,025 million barrels) and 77,260 billion cubic feet of natural gas (December 31, 2016: 79,060 billion cubic feet, December 31, 2015: 77,879 billion cubic feet).

At December 31, 2017, 6,622 million barrels (December 31, 2016: 6,341 million barrels, December 31, 2015: 7,650 million barrels) of crude oil and condensate and 74,702 billion cubic feet (December 31, 2016: 76,245 billion cubic feet, December 31, 2015: 75,858 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located within Mainland China, and 859 million barrels (December 31, 2016: 1,097 million barrels, December 31, 2015: 871 million barrels) of crude oil and condensate and 2,186 billion cubic feet (December 31, 2016: 2,467 billion cubic feet, December 31, 2015: 1,667 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located overseas.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Capitalized Costs

	December 31, 2017	December 31, 2016
	RMB	RMB
The Group
Property costs and producing assets	1,604,141	1,519,124
Support facilities	407,188	390,089
Construction-in-progress	101,067	100,114

Total capitalized costs	2,112,396	2,009,327
Accumulated depreciation, depletion and amortization	(1,199,741)	(1,063,500)

Net capitalized costs	912,655	945,827

Equity method investments
Share of net capitalized costs of associates and joint ventures	25,837	28,999

Costs Incurred for Property Acquisitions, Exploration and Development Activities

	2017
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Exploration costs	31,585	984	32,569
Development costs	110,104	18,596	128,700

Total	141,689	19,580	161,269

Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	—	2,503	2,503

	2016
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Exploration costs	28,413	685	29,098
Development costs	83,785	13,870	97,655

Total	112,198	14,555	126,753

Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	—	1,990	1,990

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

Results of Operations for Oil and Gas Producing Activities

The results of operations for oil and gas producing activities for the years ended December 31, 2017, 2016 and 2015 are presented below. “Revenue” includes sales to third parties and inter-segment sales (at arm’s-length prices), net of value-added taxes. Resource tax, crude oil special gain levy and other taxes are included in “taxes other than income taxes”. Income taxes are computed using the applicable statutory tax rate, reflecting tax deductions and tax credits for the respective years ended.

	2017
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Revenue
Sales to third parties	39,588	39,330	78,918
Inter-segment sales	305,336	5,082	310,418

	344,924	44,412	389,336
Production costs excluding taxes	(112,182)	(7,830)	(120,012)
Exploration expenses	(16,732)	(7,152)	(23,884)
Depreciation, depletion and amortization	(135,703)	(18,436)	(154,139)
Taxes other than income taxes	(20,624)	(3,534)	(24,158)
Accretion expense	(5,212)	(241)	(5,453)
Income taxes	(12,098)	(3,667)	(15,765)

Results of operations from producing activities	42,373	3,552	45,925

Equity method investments
Share of profit for producing activities of associates and joint ventures	—	2,050	2,050

Total of the Group and equity method investments results of operations for producing activities	42,373	5,602	47,975

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

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2017, 2016 and 2015 is based on the prices used in estimating the Group’s proved oil and gas reserves, year-end costs, currently enacted tax rates related to existing proved oil and gas reserves and a 10% annual discount factor. “Future cash inflows” are net of value-added taxes. Corporate income taxes are included in “future income tax expense”. Other taxes are included in “future production costs” as production taxes.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The standardized measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2017, 2016 and 2015 is as follows:

RMB
The Group
At December 31, 2017
Future cash inflows	5,287,272
Future production costs	(1,909,890)
Future development costs	(571,125)
Future income tax expense	(594,085)

Future net cash flows	2,212,172
Discount at 10% for estimated timing of cash flows	(1,187,646)

Standardized measure of discounted future net cash flows	1,024,526

RMB
The Group
At December 31, 2016
Future cash inflows	4,585,822
Future production costs	(1,896,044)
Future development costs	(553,558)
Future income tax expense	(447,997)

Future net cash flows	1,688,223
Discount at 10% for estimated timing of cash flows	(931,412)

Standardized measure of discounted future net cash flows	756,811

RMB
The Group
At December 31, 2015
Future cash inflows	5,443,534
Future production costs	(2,181,423)
Future development costs	(444,553)
Future income tax expense	(567,946)

Future net cash flows	2,249,612
Discount at 10% for estimated timing of cash flows	(1,188,237)

Standardized measure of discounted future net cash flows	1,061,375

At December 31, 2017, RMB 979,330 (December 31, 2016: RMB 731,206, December 31, 2015: RMB 1,023,933) of standardized measure of discounted future net cash flows related to proved oil and gas reserves located within mainland China and RMB 45,196 (December 31, 2016: RMB 25,605, December 31, 2015: RMB 37,442) of standardized measure of discounted future net cash flows related to proved oil and gas reserves located overseas.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Share of standardized measure of discounted future net cash flows of associates and joint ventures:

December 31, 2017	17,345
December 31, 2016	13,550
December 31, 2015	19,712

Changes in Standardized Measure of Discounted Future Net Cash Flows

Changes in the standardized measure of discounted net cash flows for the Group for each of the years ended December 31, 2017, 2016 and 2015 are as follows:

	Year Ended December 31,
	2017	2016	2015
	RMB	RMB	RMB
The Group
Beginning of the year	756,811	1,061,375	1,595,704
Sales and transfers of oil and gas produced, net of production costs	(232,387)	(167,108)	(209,600)
Net changes in prices and production costs and other	367,132	(370,257)	(716,150)
Extensions, discoveries and improved recovery	77,249	81,248	157,220
Development costs incurred	38,613	32,918	49,064
Revisions of previous quantity estimates	14,555	(61,816)	(121,809)
Accretion of discount	76,860	113,324	172,090
Net change in income taxes	(74,307)	67,127	134,856

End of the year	1,024,526	756,811	1,061,375