Form 20-F
period 2018-12-31
PETROCHINA CO LTD
filed 2019-04-29
CIK 1108329

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018.

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

Wu Enlai

Telephone number: 8610 59982622

Facsimile number: 8610 62099557

Email address: zxy@petrochina.com.cn

Address: 9 Dongzhimen North Street, Dongcheng District, Beijing 100007, The People’s Republic of China

(Name, telephone, e-mail and/or facsimile number and address of registrant’s contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 100 H Shares, par value RMB1.00 per share *H Shares, par value RMB1.00 per share	PTR	New York Stock Exchange, Inc .New York Stock Exchange, Inc.**

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

A Shares, par value RMB1.00 per share***	161,922,077,818(1)
H Shares, par value RMB1.00 per share	21,098,900,000****

(1)	Includes 148,010,665,536 A Shares held by CNPC and 13,911,412,282 A Shares held by the public shareholders.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) or the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

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

*	PetroChina’s H Shares are listed and traded on The Stock Exchange of Hong Kong Limited.
**	Not for trading, but only in connection with the registration of American Depository Shares.
***	PetroChina’s A Shares became listed on the Shanghai Stock Exchange on November 5, 2007.
****	Includes 778,325,000 H Shares represented by American Depositary Shares.

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

Item 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3 — KEY INFORMATION

Selected Financial Data

Historical Financial Information

You should read the selected historical financial data set forth below in conjunction with our consolidated financial statements and the notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected consolidated statement of comprehensive income (except for ADS data) and cash flow data for the years ended December 31, 2016, 2017 and 2018 and the selected consolidated statement of financial position data as of December 31, 2017 and 2018 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of comprehensive income data (except for ADS data) and cash flow data for the years ended December 31, 2014 and 2015 and the selected consolidated statement of financial position data as of December 31, 2014, 2015 and 2016 set forth below are derived from our audited financial statements not included in this annual report. Our consolidated financial statements were prepared in accordance with IFRS as issued by the International Accounting Standards Board. The financial information included in this section may not necessarily reflect our results of operations, financial position and cash flows in the future.

	As of or for the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB
	(In millions, except for per share, per ADS data and percentages)
Consolidated Statement of Comprehensive Income Data
Revenue	2,282,962	1,725,428	1,616,903	2,015,890	2,353,588
Total operating expenses	(2,113,129)	(1,646,176)	(1,556,268)	(1,948,168)	(2,232,591)
Profit from operations	169,833	79,252	60,635	67,722	120,997
Profit before income tax expense	156,759	57,815	45,140	53,089	115,206
Income tax expense	(37,731)	(15,726)	(15,768)	(16,296)	(42,790)
Profit for the year	119,028	42,089	29,372	36,793	72,416
Attributable to:
Owners of the Company	107,172	35,517	7,857	22,798	52,591
Non-controlling interests	11,856	6,572	21,515	13,995	19,825
Basic and diluted earnings per share attributable to owners of the Company(1)	0.59	0.19	0.04	0.12	0.29
Basic and diluted net earnings per ADS(2)	58.56	19. 41	4.29	12.46	28.73
Consolidated Statement of Financial Position Data
Total current assets	391,308	349,344	381,665	425,162	433,128
Total non-current assets	2,014,165	2,044,500	2,014,986	1,979,450	1,999,138
Total assets	2,405,473	2,393,844	2,396,651	2,404,612	2,432,266
Total current liabilities	579,829	471,407	499,263	576,667	586,386
Total non-current liabilities	507,863	578,403	524,653	446,626	435,222
Total liabilities	1,087,692	1,049,810	1,023,916	1,023,293	1,021,608
Equity attributable to owners of the Company	1,175,894	1,179,716	1,189,024	1,193,520	1,214,286
Non-controlling interests	141,887	164,318	183,711	187,799	196,372
Total equity	1,317,781	1,344,034	1,372,735	1,381,319	1,410,658
Other Financial Data
Dividend declared and proposed per share	0.26	0.09	0.06	0.13	0.18
Dividend declared and proposed per ADS	26.35	8.73	5.93	13.00	17.88
Capital expenditures	291,729	202,238	172,386	216,227	255,974
Return on net assets (%)(3)	9.1	3.0	0.7	1.9	4.3
Consolidated Statement of Cash Flow Data
Net cash flows from operating activities	356,477	261,312	265,179	366,655	351,565
Net cash flows used for investing activities	(290,838)	(215,879)	(175,887)	(243,546)	(267,732)
Net cash flows used for financing activities	(44,312)	(45,439)	(67,007)	(94,725)	(123,515)

(1)

As of December 31, 2014, 2015, 2016, 2017 and 2018, respectively, basic and diluted earnings per share were calculated by dividing the profit attributable to owners of the Company by 183,021 million, the total number of shares outstanding in each of these financial years.

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

Risks Related to Macro Economic Conditions

Our operations may be adversely affected by international and domestic economic conditions. As the oil and gas industry is sensitive to macro-economic trends, oil and gas prices tend to fluctuate along with changes in macro-economic conditions. We may experience pricing pressure on our refined products in recessionary periods, which would have an adverse effect on our profitability. Changes in macro-economic conditions can affect the demand for certain of our products. These factors may also lead to intensified competition for market share, with consequential potential adverse effects on sales volumes. Inflation may lead to increase in our operating costs. Notwithstanding the measures taken by the PRC government to control inflation, China may experience an increase in inflation in the future and our operating costs may become higher than anticipated. The financial and economic situation may also have a negative impact on third parties with whom we do, or may do, business. Any of these factors may adversely affect our financial condition, results of operations and liquidity.

Risks Related to Competition

The oil, gas and petrochemicals industries are highly competitive. There is strong competition, both within the oil and gas industry and with other industries, in supplying the fuel needs of commercial, industrial and residential markets. In recent years, with the intensive reform of China’s petroleum, refining and chemical, natural gas, LNG, pipelines and refined oils sales industries, we have been facing increasingly intense competition from privately-owned companies, foreign-invested enterprises and other state-owned enterprises that recently entered the refinery, chemical, sales, and oil and gas service sectors. In addition, the rapid development of unconventional oil and gas resources, new energy sources and new products also poses competition with the conventional energy and petrochemical industries. Competition puts pressure on product prices, affects oil products marketing and requires continuous management focus on identifying new trends, reducing unit costs and improving efficiency. The implementation of our growth strategy requires continued technological advances and innovation, including advances in exploration, production, refining, petrochemicals manufacturing technology and advances in technology related to energy usage. Our performance could be impeded if competitors developed or acquired intellectual property rights to technology that we required or if our innovation lagged the industry.

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

Risks Related to Outbound Investments and Trading

We are subject to various political, legal and regulatory environments in foreign developing countries where we operate, some of which are known to be unstable and differ in certain significant respects from those prevailing in developed countries. The main factors affecting our outbound investments include unstable political situations, unstable tax policies and unstable regulatory regimes. CNPC, our controlling shareholder, and its affiliates and subsidiaries may choose to undertake, without our involvement, overseas investments, operations and trading in the oil and gas industry, including certain exploration and production of oil and gas, refining, transportation, trading, engineering construction and technical services, operations of pipelines and liquefied natural gas, or LNG projects, or other business activities in certain countries or with certain entities that are subject to U.S. sanctions, including Iran, Cuba, Myanmar, Russia and Venezuela.

In 2018, the United States withdrew from the Joint Comprehensive Plan of Action (“JCPOA”) and reimposed certain sanctions against Iran, which were conditionally lifted in 2015 following entry into the JCPOA. These reimposed sanctions have implications for non-U.S. companies, including requiring foreign companies to cease participation in projects in certain sectors of Iran (including the energy sector), and, except for eight countries and regions (including China) which were granted a Significant Reduction Exception (“SRE”), prohibiting or restricting oil imports from Iran. Pursuant to section 13(r) to the U.S. Securities Exchange Act of 1934, reporting issuers are required to disclose whether they or any of their affiliates have knowingly engaged in certain activities, transactions, or dealings related to Iran during the reporting period, including activities not prohibited by U.S. or other law. During the reporting period, our controlling shareholder, CNPC, held indirect interests in certain oil and gas development projects in Iran, namely, (i) the MIS oil fields in which CNPC obtained a 75% interest in 2005, (ii) the North Azadegan oilfield, in which CNPC obtained a 100% interest in 2009 and (iii) the South Pars gas field project, in which CNPC obtained a 100% interest in 2009. After temporarily ceasing participation in the South Pars gas field project in 2012, CNPC in July 2017 regained a 30% investment and operating interest in the project under a new Iran Petroleum Contract (the “IPC”), in which Total S.A. (“Total”) held a 50.01% interest. In November 2018, Total withdrew from the project, and CNPC took over its interest pursuant to the IPC. Operation with respect to the South Pars project is currently suspended. In 2018, the MIS oilfield and the North Azadgan oilfield were in production, and CNPC extracted oil in order to recover its investment as per the project agreements. After the U.S. reimposed the sanctions, CNPC has been providing minimum support and services to the two oilfields pursuant to the SRE issued to China. In 2018, CNPC transported back to China approximately 2.3 million tons of crude oil that it extracted from the two oilfields, of which approximately 1.1 million tons were resold to our company’s refineries. In 2018, crude oil that we processed from the foregoing source accounted for 0.7% of the total oil processed by our refineries and contributed 0.1% of our total revenue.

Since July 2014, the United States has adopted economic sanctions against certain Russian persons and entities, including various entities operating in the financial, energy and defense sectors, such as Rosneft, Gazprom, Transneft, OAO Novatek and Yamal LNG. These sanctions prohibit U.S. persons from transacting in, providing financing for or otherwise dealing in debt issuance by certain of these entities, or restrict exports and transfer of technologies to certain of these entities. CNPC had certain pre-existing trading and investment relationships with some of these sanctioned Russian entities. For example, CNPC entered into a long-term agreement with each of Rosneft and Transneft to import crude oil from Russia in 2009, a long-term agreement with Rosneft to import crude oil from Russia in June 2013 and a long-term agreement with Gazprom to import natural gas from Russia in May 2014. CNPC has resold, and will for the foreseeable future resell, all or a substantial portion of the imported crude oil from Rosneft and Transneft under the crude oil agreements to us. CNPC also indirectly holds 20% equity interest in OAO Yamal LNG, which is a subsidiary of OAO Novatek, another sanctioned Russian entity. In May 2014, we entered into a long-term LNG import agreement with a subsidiary of OAO Yamal LNG to import LNG from Russia.

In August 2017, the United States imposed economic sanctions against the Government of Venezuela and certain state-owned entities, including Petroleos de Venezuela, S.A. (“PdVSA”). These sanctions prohibit U.S. persons from transacting in, providing financing for or otherwise dealing in “new debt” issued by these entities on or after August 25, 2017, with certain exceptions for short-term debt. Neither CNPC nor PetroChina purchased such new debt securities issued by the Government of Venezuela or by PdVSA, nor did they provide any assistance to third parties in this regard. CNPC has longstanding trading and investment activities in Venezuela. In 2018, based on certain pre-existing contract obligations, we purchased products from PdVSA for resale which contributed 0.06% of our total revenue in 2018. In 2008, CNPC Exploration and Development Company Limited (“CNPC E&D”), a joint venture held as to 50% by us and 50% by a wholly-owned subsidiary of CNPC, acquired 40% stake in the Sinovensa block located in Carabobo, Monagas State, Venezuela. The other 60% stake of the block is held by PdVSA, which also serves as the operator of the block. The block produces and sells heavy oil. For the year ended December 31, 2018, the share of profit generated from the block accounted for approximately 1.5% of our total profit. CNPC E&D currently does not plan to discontinue the business or dispose of the interest in this block.

We closely monitor the possible impacts of U.S. sanctions against the countries and entities which have trading or investment relationships with CNPC or us. We do not believe that our activities, nor those of CNPC, with these entities are in violation of applicable economic sanctions administered by the United States. However, we cannot assure you that current or future regulations or developments related to economic sanctions will not have a material adverse impact on our business or reputation. Certain U.S. based investors may not wish to invest and have proposed or adopted divestment or similar initiatives regarding investments in companies that do business with countries and entities that are subject to U.S. sanctions. These investors may not wish for CNPC or us to make investments or conduct activities in the countries or with the entities that are the subject of U.S. sanctions and may divest their investment in us because of our relationship with CNPC and its investments and activities in those countries or with those entities that are the subject of U.S. sanctions. As a result, the trading prices of our ADSs may be adversely affected.

In July 2012, the U.S. Treasury Department’s Office of Foreign Assets Control, OFAC, added Bank of Kunlun Co., Ltd., or Kunlun Bank, an affiliate of our company due to common control by CNPC, to its “List of Foreign Financial Institutions Subject to Part 561” pursuant to the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010. OFAC reported that Kunlun Bank provided financial services to at least six Iranian banks that were on OFAC’s sanctions list during 2012. These financial services included holding accounts, making transfers and paying letters of credit on behalf of the designated banks. In 2018, Kunlun Bank has discontinued the business activities which are subject to U.S. sanctions. Our company has no involvement in or control over such activities of Kunlun Bank or CNPC and CNPC subsidiaries and affiliates, and we have never received any revenue or profit derived from these activities.

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

Risks Related to Controlling Shareholder

As of December 31, 2018, CNPC beneficially owned approximately 81.03% of our share capital. This ownership percentage enables CNPC to elect our entire board of directors without the concurrence of any of our other shareholders. Accordingly, CNPC is in a position to:

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

In recent years, international prices for crude oil have fluctuated substantially in response to changes in global and regional economy, politics and supply and demand for crude oil. We do not have, and will not have, control over factors affecting international prices for crude oil. Fluctuations in crude oil prices have a significant impact in our results of operations. A decline in crude oil prices may reduce revenues from, and may result in a loss in, our exploration and production segment. Further, if crude oil prices remain at a low level for a prolonged period, our company has to determine and estimate whether our oil and gas assets may suffer impairment and, if so, the amount of the impairment. An increase in crude oil prices may, however, increase the production costs of refined products, reduce demand for our products and affect our operating profits.

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

We negotiate the actual settlement price with natural gas users within the price range permitted by the PRC government. When the domestic price is lower than the international natural gas price, the cost of our imported natural gas will be higher than the sales price of our natural gas, which may reduce our revenues and profit, or result in losses, cause our natural gas assets to suffer impairment.

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

Risks Related to Environmental Protection and Safety Production

Compliance with changes in laws, regulations and obligations relating to environmental protection and safety production could result in substantial expenditures and reduced profitability from increases in operating costs. In recent years, the PRC government has implemented environmental protection and safety production laws and regulations and has gradually improved refined oil standards which have stricter requirements for our business, and led to an increase in our operating costs. In the future, the PRC government will implement more stringent environmental protection and safety production regulations and impose higher standards on refined oil products. Compliance with these new regulations and standards will increase our costs and expenses.

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

China is a signatory country to the Paris Agreement which has taken effect since November 2016. China is expected to reach the peak level of carbon emissions by 2030. In 2017, the PRC government rolled out the national carbon quota trading system. Our subsidiaries operating in China are expected to be subject to mandatory requirement with respect to carbon emission quota and trading in the next few years, which could increase our costs of operations.

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

Risks Related to Effectiveness of Internal Control over Financial Reporting

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Although our management concluded that our internal control over our financial reporting for the fiscal year ended December 31, 2018 was effective, and our independent registered public accounting firm has issued an attestation report, which concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2018, we may discover other deficiencies in the course of our future evaluation of our internal control over our financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADSs, H Shares or A Shares.

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

Risks Related to Cyber Security

Our activities depend heavily on the reliability and security of our information technology (“IT”) systems. Our IT systems may suffer disruptions due to cyber-attack, computer intrusions and viruses, technical failure and disruptions, power and network outages or natural disasters. We have adopted multi-layer technological measures for prevention and detection of cybersecurity problems, and we also train our employees in order to improve their awareness and ability to detect and respond to cybersecurity situations. If our measures prove to be insufficient, the cybersecurity disruptions could damage or destroy assets, compromise business systems, result in proprietary information being altered, lost, or stolen; result in employee, customer, or third-party information or material intellectual property being compromised, cause physical harm to people or the environment, or otherwise disrupt our business operations. We could incur significant costs to remedy the effects of a major cybersecurity disruption in addition to costs in connection with resulting regulatory actions, litigation or reputational harm. As a result, we and our customers, employees, or third parties could be adversely affected, potentially having a material adverse effect on our business and financial conditions.

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

We have increased our efforts to pursue attractive business opportunities outside China as part of our business growth strategy to utilize both domestic and international resources to strengthen our competitiveness. Since 2005, we have acquired interests in various oil and natural gas assets in several countries, which significantly expanded our overseas operations and effectively increased our oil and gas reserves and production volumes. We are currently assessing the feasibility of making further investments in international oil and gas markets. At the same time, we have been maintaining certain proportion of imported crude oil and natural gas in accordance with our needs. In 2018, we imported approximately 622.3 million barrels of crude oil, as compared to 486.1 million barrels and 572.5 million barrels of crude oil in 2016 and 2017, respectively.

We were established as a joint stock company with limited liability under the Company Law of the PRC on November 5, 1999 as part of a restructuring in which CNPC transferred to us most of the assets and liabilities of CNPC relating to its exploration and production, refining and marketing, chemicals and natural gas businesses.

On April 7, 2000, we completed a global offering of H Shares and ADSs. In September 2005, we completed a follow-on offering of over 3 billion H Shares at the price of HK$6.00 per share. In October 2007, we issued 4 billion A Shares at an issue price of RMB16.7 per share. The A Shares were listed on the Shanghai Stock Exchange on November 5, 2007. As of December 31, 2018, CNPC beneficially owned 148,010,665,536 A Shares and 291,518,000 H Shares in us, representing approximately 81.03% of our share capital in aggregate. The H Shares held by CNPC were through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC.

For a description of our principal subsidiaries, see Note 19 to our consolidated financial statements.

Our headquarters are located at 9 Dongzhimen North Street, Dongcheng District, Beijing, China, 100007, and our telephone number at this address is (86-10) 5998-2622. Our website address is www.petrochina.com.cn. The information on our website is not part of this annual report. Our annual report on form 20-F and other reports filed electronically with the SEC can be found on the SEC’s website www.sec.gov.

Our Corporate Organization Structure

The following chart illustrates our corporate organization structure as of December 31, 2018.

(1)	Indicates approximate shareholding.
(2)

Indicates approximate shareholding, including the 291,518,000 H Shares indirectly held by CNPC as of December 31, 2018 through Fairy King Investments Limited, a wholly owned overseas subsidiary of CNPC, and not including the 5,871,488,603 A Shares transferred to and held in a trust account as collaterals for the exchangeable bonds issued by CNPC.

(3)

Includes PetroChina Planning & Engineering Institute, PetroChina Exploration & Development Research Institute, IT Service Center, PetroChina Petrochemical Research Institute and several other companies.

Acquisitions and Divestment

On March 21, 2018, we entered into a concession agreement with Abu Dhabi National Oil Company, pursuant to which we were granted 10% equity interest in the Abu Dhabi Umm Shaif & Nasr Oilfield for a fee of US$575 million and 10% equity interest in the Lower Zakum Oilfield for a fee of US$600 million, both for a term of 40 years.

On September 27, 2018, we entered into an equity purchase agreement with Total S.A. to acquire the 22.407% equity interest held by Total S.A. in Dalian West Pacific Petrochemical Co., Ltd. (“Dalian West Pacific”). On December 6, 2018, we entered into an equity purchase agreement with each of Sinochem Group Co., Ltd. and Sinochem International Oil (Hong Kong) Co. Ltd., to acquire 8.424% and 25.208% equity interests in Dalian West Pacific, respectively. After the completion of the aforementioned equity purchase, together with our existing equity interest, we will hold a total equity interest of 84.475% equity in Dalian West Pacific and Dalian West Pacific will become one of our principal subsidiaries.

For information on capital expenditures, please see “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures and Investments.”

OUR EXPLORATION AND PRODUCTION SEGMENT

Xinjiang Oil Region
Tarim Oil and Gas Region
Tuha Oil and Gas Region
Qinghai Oil and Gas Region
Daqing Oil Region
Jilin Oil Region
Erlian Oil and Gas Region
Changqing Oil and Gas Region
Bohai Bay Oil and Gas Region
Sichuan Gas Region
Urumqi
Lhasa
Beijing
Xian
Kunming
Guangzhou
Shanghai
EAST CHINA SEA
SOUTH CHINA SEA
Gas Field
Oil Field

Exploration and Production

We engage in crude oil and natural gas exploration, development and production. Substantially all of our total estimated proved crude oil and natural gas reserves are located in China, principally in Northeastern, Northern, Southwestern and Northwestern China. Meanwhile, we have enhanced our overseas cooperation and expanded our strategic presence in five major overseas oil and gas cooperation regions by conducting new project development. In 2018, the crude oil and natural gas produced by us at overseas regions accounted for 17.6% and 7.8% of our total production of crude oil and natural gas, respectively.

We currently hold exploration and exploitation licenses for oil and gas (including coal seam gas) covering a total area of approximately 295.5 million acres, including the exploration licenses covering a total area of approximately 264.8 million acres and the exploitation licenses covering a total area of approximately 30.7 million acres.

The following table sets forth the financial and operating data of our exploration and production segment for each of the years ended December 31, 2016, 2017 and 2018:

	Year Ended December 31,
	2016	2017	2018
Revenue (RMB in millions)	412,484	505,430	658,712
Profit from operations (RMB in millions)	3,148	15,475	73,519
Proved developed and undeveloped reserves
Crude oil (million barrels)	7,437.8	7,481.3	7,640.8
Natural gas (Bcf)	78,711.8	76,887.6	76,467.0
Production
Crude oil (million barrels)	920.7	887.0	890.3
Natural gas for sale (Bcf)	3,274.5	3,423.4	3,607.6

Reserves

As of December 31, 2018, our total estimated proved reserves of crude oil was approximately 7,640.8 million barrels and our total estimated proved reserves of natural gas was approximately 76,467.0 Bcf. As of December 31, 2018, proved developed reserves for crude oil and natural gas accounted for 76.5% and 52.5% of our total proved crude oil and natural gas reserves, respectively. Total proved hydrocarbon reserves, including our overseas crude oil reserves of 811.0 million barrels and overseas natural gas reserves of 1,986.9 Bcf, increased by 0.44% from approximately 20,295.9 million BOE as of December 31, 2017 to approximately 20,385.3 million BOE as of December 31, 2018. Natural gas as a percentage of total proved hydrocarbon reserves decreased from 63.1% as of December 31, 2017 to 62.5% as of December 31, 2018.

Approximately 33% of our estimated proved reserves as of December 31, 2018 was assessed by our internal assessment team and audited by our independent engineering consultant. The other part of our estimated proved reserves as of December 31, 2018 and the estimated proved reserves as of December 31, 2016 and 2017 were based on the assessment performed by our independent engineering consultants according to the reserves assessment methodology generally adopted in the U.S. Our independent engineering consultants for 2016, 2017 and 2018 were DeGolyer and MacNaughton, Ryder Scott Company L.P., GLJ Petroleum Consultants and McDaniel & Associates Consultants Ltd. Our reserves estimates include only crude oil and natural gas which we believe can be reasonably produced within the current terms of our production licenses or within the terms of the licenses which we are reasonably certain can be renewed. See “Regulatory Matters — Exploration Licenses and Production Licenses” for a discussion of our production licenses. Also see “Item 3 — Key Information — Risk Factors — Risks Related to Oil and Gas Reserves” for a discussion of the uncertainty inherent in the estimation of proved reserves.

Our reserves data in 2016, 2017 and 2018 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”.

Internal Controls Over Reserves Estimates

We have appointed a Reserves Assessment Directing Team, or the RAD Team. The leader of the RAD Team is our president.

We have implemented a practicing professional certification regime to supervise our employees engaged in oil and gas reserves evaluation and auditing functions. We have set up a team of reserves auditors covering our headquarter office and regional companies to perform reserves evaluation and audits. Meanwhile, we have established a special reserves management department in our exploration and production segment. Each of the officers and employees of that department has over 20 years’ experience in oil industry and over 10 years’ experience in SEC-guided reserves evaluation. All of the members of that department have national-level registered qualifications in reserves expertise. Each regional company has established a reserves management committee and a multi-disciplinary reserves research office. Mr. Duan Xiaowen from the Reserves Administration Division of the exploration and production segment, is the person in charge of our reserves estimation. Mr. Duan holds a bachelor’s degree in geology and a master’s degree in business administration. He has over 25 years of work experience in oil and gas exploration and development industry and has been engaged in reserves estimate and management for a long time. Since 2008, Mr. Duan has been involved in the supervision of reserves estimation and management in our company. In 2016, Mr. Duan became the division head primarily responsible for overseeing the preparation of the reserves estimates, estimation technology and management. The reserves research offices of the regional companies are responsible for estimating newly discovered reserves and updating the estimates of existing reserves. The results of our oil and gas reserves assessment are subject to a two-level review by both the regional companies and our exploration and production company, with final examination and approval by the RAD Team.

In addition, we commissioned independent assessment firms to independently reassess or audit our annually assessed proved reserves in accordance with relevant SEC rules. We disclose the reserves in accordance with the SEC requirements.

Third-Party Reserves Reports

DeGolyer and MacNaughton, an independent petroleum engineering consulting firm based in the United States, carried out an independent assessment and audit of our reserves in China and certain other countries as of December 31, 2016, 2017 and 2018. Mr. Thomas C. Pence, a senior vice president of DeGolyer and MacNaughton, is primarily responsible for supervising the preparation of our reserves report. Mr. Pence is a Registered Professional Engineer in Texas, a member of the International Society of Petroleum Engineers, and has over 36 years of experience in oil and gas reservoir studies and reserves evaluations.

Ryder Scott Company, L.P. (“Ryder Scott”), an independent petroleum engineering consulting firm based in the United States, carried out an independent assessment of certain of our selected petroleum assets such as in Chad, West Qurna and Peru as of December 31, 2016, 2017 and 2018. Mr. Timour Baichev, a vice president of Ryder Scott, was responsible for overseeing the estimate of the reserves, future production and income as stated in the reserves report. Mr. Timour Baichev is a licensed professional engineer and has over 35 years of experience in the petroleum reserves estimation and evaluation.

GLJ Petroleum Consultants (“GLJ”), a petroleum consulting firm based in Canada, carried out an independent assessment of our reserves for certain gas and oil properties in Canada as of December 31, 2016, 2017 and 2018. Ms. Trisha MacDonald was the project manager for the evaluation. She is a senior engineer and has over 10 years of relevant experience.

McDaniel & Associates Consultants Ltd., a petroleum consulting firm with its headquarters in Canada, carried out an independent assessment of our reserves held through PetroKazakhstan Inc. as of December 31, 2016, 2017 and 2018. Mr. Cam Boulton, a vice president of McDaniel & Associates Consultants Ltd., was responsible for supervising the preparation of our reserves report. Mr. Boulton is a member of the Association of Professional Engineers and Geoscientists of Alberta and a member of Society of Petroleum Engineers. He has over 10 years’ experience in oil and gas reservoir evaluation.

None of the above consulting firms or their partners, senior officers or employees has any direct or indirect financial interest in our company and the remunerations to the firms are not in any way contingent upon reported reserves estimates.

For detailed information about our net proved reserves estimates, please refer to the summary reports of reserves filed herewith as exhibits to this annual report on Form 20-F.

The following table sets forth our estimated proved reserves (including proved developed reserves and proved undeveloped reserves), proved developed reserves and proved undeveloped reserves of crude oil and natural gas as of December 31, 2016, 2017 and 2018.

	Crude Oil and Condensate	Natural Gas(1)	Combined
	(Million barrels)	(Bcf)	(BOE, in millions)
Proved developed and undeveloped reserves
Reserves as of December 31, 2015	8,521.1	77,524.7	21,441.9
Revisions of previous estimates	(810.9)	(863.2)	(954.7)
Extensions and discoveries	491.7	4,770.3	1,286.8
Improved recovery	93.0	—	93.0
Purchased	63.6	554.5	156.0
Production for the year	(920.7)	(3,274.5)	(1,466.6)
Reserves as of December 31, 2016	7,437.8	78,711.8	20,556.4
Revisions of previous estimates	486.2	(1,750.8)	194.6
Extensions and discoveries	346.3	3,350.0	904.6
Improved recovery	98.0	—	98.0
Purchased	—	—	—
Production for the year	(887.0)	(3,423.4)	(1,457.7)
Reserves as of December 31, 2017	7,481.3	76,887.6	20,295.9
Revisions of previous estimates	334.7	(1,377.9)	105.2
Extensions and discoveries	427.5	4,564.9	1,188.3
Improved recovery	95.9	—	95.9
Purchased	191.7	—	191.7
Production for the year	(890.3)	(3,607.6)	(1,491.7)
Reserves as of December 31, 2018	7,640.8	76,467.0	20,385.3
Proved developed reserves
As of December 31, 2016	5,176.3	40,663.8	11,953.5
As of December 31, 2017	5,592.9	39,242.6	12,133.2
As of December 31, 2018	5,843.1	40,128.2	12,531.1
Proved undeveloped reserves
As of December 31, 2016	2,261.5	38,048.0	8,602.9
As of December 31, 2017	1,888.4	37,645.0	8,162.7
As of December 31, 2018	1,797.7	36,338.8	7,854.2
Share of proved developed and undeveloped reserves in associates and joint ventures calculated by the equity method
As of December 31, 2016	504.0	347.6	561.9
As of December 31, 2017	395.3	372.3	457.3
As of December 31, 2018	321.4	429.4	392.9

(1)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

Our proved undeveloped reserves were 7,854.2 million BOE as of December 31, 2018. The main changes in our proved undeveloped reserves in 2018 included (i) an increase of 1,188.3 million BOE through extensions and discoveries; (ii) an increase of 95.9 million BOE through improved recovery; (iii) a decrease of 223.9 million BOE due to our optimization adjustment in the investment plans with respect to certain existing proved undeveloped reserves considering certain new discoveries; and (iv) the conversion of 1,368.8 million BOE of proved undeveloped reserves into proved developed reserves. In 2018, we spent RMB134,995 million on developing proved undeveloped reserves. The overwhelming majority of our proved undeveloped reserves were situated around the oil fields that are currently producing. The majority of our proved undeveloped reserves are already scheduled for development within five years after initial booking.

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

The following tables set forth our crude oil and natural gas proved reserves and proved developed reserves by region as of December 31, 2016, 2017 and 2018.

	As of December 31,
	2016		2017		2018
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
	(Million barrels)
Crude oil reserves
Daqing	1,504.7	1,226.3	1,513.7	1,283.9	1,487.4	1,272.5
Changqing	1,917.8	1,319.1	2,049.2	1,413.9	2,095.2	1,423.6
Xinjiang	795.1	730.5	927.3	855.9	1,000.0	894.6
Other regions(1)	3,220.2	1,900.4	2,991.1	2,039.2	3,058.2	2,252.4

Total	7,437.8	5,176.3	7,481.3	5,592.9	7,640.8	5,843.1

	As of December 31,
	2016		2017		2018
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
	(Bcf)
Natural gas reserves(2)
Changqing	25,697.9	9,920.8	25,509.2	9,107.4	25,425.8	9,406.5
Tarim	24,019.2	14,336.1	22,918.7	14,054.7	22,805.9	13,844.9
Chuanyu	13,905.1	6,982.4	13,838.0	6,756.5	13,882.7	7,857.5
Other regions(1)	15,089.6	9,424.5	14,621.7	9,324.0	14,352.6	9,019.3

Total	78,711.8	40,663.8	76,887.6	39,242.6	76,467.0	40,128.2

(1)	Represents other oil regions in China and our overseas oil and gas fields.
(2)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

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

The following table sets forth the number of wells we drilled, or in which we participated, and the results thereof, for the periods indicated.

Year		Daqing	Xinjiang	Changqing	Others(1)	Total
2016
	Net exploratory wells drilled(2)	148	134	955	550	1,787
	Crude oil	127	87	625	353	1,192
	Natural gas	9	1	125	75	210
	Dry(3)	12	46	205	122	385
	Net development wells drilled(2)	3,150	792	5,135	2,194	11,271
	Crude oil	3,129	777	4,526	1,824	10,256
	Natural gas	15	15	551	354	935
	Dry(3)	6	—	58	16	80
2017
	Net exploratory wells drilled(2)	217	132	868	608	1,825
	Crude oil	184	69	539	346	1,138
	Natural gas	13	11	59	108	191
	Dry(3)	20	52	270	154	496
	Net development wells drilled(2)	3,205	1,520	6,020	3,731	14,476
	Crude oil	3,185	1,504	4,217	2,898	11,804
	Natural gas	10	13	1,746	820	2,589
	Dry(3)	10	3	57	13	83
2018
	Net exploratory wells drilled(2)	231	130	885	532	1,778
	Crude oil	207	100	503	299	1,109
	Natural gas	15	11	65	89	180
	Dry(3)	9	19	317	144	489
	Net development wells drilled(2)	3,421	1,630	6,233	3,893	15,177
	Crude oil	3,398	1,619	4,086	2,990	12,093
	Natural gas	16	11	2,098	885	3,010
	Dry(3)	7	—	49	18	74

(1)	Represents the Liaohe, Jilin, Huabei, Dagang, Sichuan, Tarim, Tuha, Qinghai, Jidong, Yumen, Zhejiang, southern and other oil regions.
(2)	“Net” wells refer to the wells after deducting interests of others. No third parties own any interests in any of our wells.
(3)	“Dry” wells are wells with insufficient reserves to sustain commercial production.

We had 499 wells in the process of being drilled and 9,792 wells with multiple completions as of December 31, 2018.

Oil-and-Gas Properties

The following table sets forth our interests in developed and undeveloped acreage by oil region and in productive crude oil and natural gas wells as of December 31, 2018.

			Acreage(1) (Thousand acres)
	Productive Wells(1)		Developed		Undeveloped
Oil Region	Crude Oil	Natural Gas	Crude Oil	Natural Gas	Crude Oil	Natural Gas
Daqing	77,144	580	1,144.42	103.41	726.90	133.69
Changqing	64,134	15,890	1,510.19	6,628.20	844.83	3,292.87
Xinjiang	34,214	300	394.23	63.44	260.24	18.27
Other regions(2)	75,175	6,182	1,671.95	1,320.08	1,014.48	1,871.44

Total	250,667	22,952	4,720.79	8,115.13	2,846.45	5,316.27

(1)	Includes all wells and acreage in which we have an interest. No third parties own any interests in any of our wells or acreage.
(2)	Represents the Liaohe, Jilin, Huabei, Dagang, Southwestern, Tarim, Tuha, Qinghai, Jidong, Yumen, Zhejiang, Southern and other oil regions.

Production

The following table sets forth our historical average net daily crude oil and natural gas production by region and our average sales price for the years ended December 31, 2016, 2017 and 2018.

	For the Year Ended December 31,			% of 2018 Total
	2016	2017	2018
Crude oil production(1)
(thousand barrels per day, except percentages or otherwise indicated)
Daqing	717.2	668.8	632.6	25.9
Changqing	482.7	479.9	480.9	19.7
Xinjiang	224.7	229.0	232.2	9.5
Other(2)	1,090.9	1,052.4	1,093.4	44.9

Total	2,515.5	2,430.1	2,439.1	100.0

Annual production (million barrels)	920.7	887.0	890.3
Average sales price (US$ per barrel)	37.99	50.64	68.28

Natural gas production(1)(3)
(million cubic feet per day, except percentages or otherwise indicated)
Changqing	3,103.5	3,121.7	3,275.3	33.1
Tarim	2,093.1	2,277.3	2,353.4	23.8
Chuanyu	1,696.1	1,844.1	1,979.9	20.0
Other(4)	2,054.1	2,136.1	2,275.3	23.1

Total	8,946.8	9,379.2	9,883.9	100.0

Annual production (Bcf)	3,274.5	3,423.4	3,607.6
Average realized price (US$ per Mcf)(5)	4.69	5.18	5.85

(1)	Production volumes for each region include our share of the production from all of our cooperative projects with foreign companies in that region.
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

(5)

As the sales volume of urban gas was included in the sales volume of natural gas beginning in 2018, the average realized prices for 2016 and 2017 were retrospectively adjusted by applying the same approach. For natural gas citygate price, please refer to “Item 5 — Operating and Financial Review and Prospects — Overview”.

In 2018, we supplied a substantial majority of our total crude oil sales to our refineries. In addition, we enter into annual crude oil mutual supply framework agreement with Sinopec for supply of crude oil to each other’s refineries. Under the annual agreement for 2019, we agreed in principle to supply 0.74 million tons of crude oil to Sinopec’s refineries and Sinopec agreed in principle to supply 1.26 million tons of crude oil to us in 2019.

The following table sets forth our average sales prices and average lifting costs of crude oil and natural gas of our company on an overall basis and those in China in 2016, 2017 and 2018.

	Crude Oil Average Realized Prices (RMB/ton)	Natural Gas(1) Average Realized Prices (RMB/Kilostere)	Average Lifting Cost (US$/BOE)
2016
Overall	1,865	1,099	11.67
—China	1,831	1,146	13.00
2017
Overall	2,526	1,235	11.53
—China	2,494	1,225	12.71
2018
Overall	3,338	1,367	12.31
—China	3,350	1,338	13.55

(1)

As the sales volume of urban gas was included in the sales volume of natural gas beginning in 2018, the average realized prices for 2016 and 2017 were retrospectively adjusted by applying the same approach.

Principal Oil and Gas Regions

Daqing Oil Region

The Daqing oil region, our largest oil and gas producing property, is located in the Songliao basin and covers an area of approximately one million acres. In 2016, 2017 and 2018, our crude oil production volume in the Daqing oil region was 717.2 thousand barrels, 668.8 thousand barrels and 632.6 thousand barrels per day, respectively. As of December 31, 2018, we produced crude oil from 40 fields in the Daqing oil region.

As of December 31, 2018, our proved crude oil reserves in the Daqing oil region were 1,487.4 million barrels, representing 19.5% of our total proved crude oil reserves. As of December 31, 2016 and 2017, the proved crude oil reserves in our Daqing oil region were 1,504.7 million barrels and 1,513.7 million barrels, respectively. In 2018, the crude oil reserve-to-production ratio of the Daqing oil region was 6.3 years.

Daqing’s crude oil has low sulfur and high paraffin content. As many refineries in China, particularly those in Northeastern China, are configured to refine Daqing crude oil, we have a stable market for the crude oil we produce in the Daqing oil region.

Changqing Oil and Gas Region

The Changqing oil and gas region covers parts of Shaanxi Province, Gansu Province, Ningxia, Inner Mongolia and Shanxi Province. As of December 31, 2018, our proved crude oil reserves in the Changqing oil region were 2,095.2 million barrels, representing 27.4% of our total proved crude oil reserves. In 2018, our crude oil production in the Changqing oil region averaged 480.9 thousand barrels per day, representing approximately 19.7% of our total daily crude oil production. In 2018, the crude oil reserve-to-production ratio at the Changqing oil region was 11.9 years.

In the early 1990s, we discovered the Changqing oil and gas region, which had total proved natural gas reserves of 25,425.8 Bcf as of December 31, 2018, representing 33.3% of our total proved natural gas reserves. In January 2001, we discovered the Sulige gas field in the Changqing oil and gas region, which had total proved natural gas reserves of 14,403.0 Bcf as of December 31, 2018. Sulige gas field is currently the largest gas field in China. In 2018, the Changqing oil and gas region produced 1,195.5 Bcf of natural gas for sale, representing an increase of 4.9% from 1,139.4 Bcf in 2017.

Xinjiang Oil Region

The Xinjiang oil region is one of our four largest crude oil producing properties and is located in the Junggar basin in Northwestern China. We commenced our operations in the Xinjiang oil region in 1951. The Xinjiang oil region covers a total area of approximately 900,000 acres.

As of December 31, 2018, our proved crude oil reserves in the Xinjiang oil region were 1,000.0 million barrels, representing 13.1% of our total proved crude oil reserves. In 2018, our oil fields in the Xinjiang oil region produced an average of 232.2 thousand barrels of crude oil per day, representing approximately 9.5% of our total daily crude oil production. In 2018, the crude oil reserve-to-production ratio at the Xinjiang oil region was 11.8 years.

Tarim Oil and Gas Region

The Tarim oil and gas region is located in the Tarim basin in Northwestern China with a total area of approximately 590,000 acres. In 1998, we discovered the Kela 2 natural gas field in the Tarim oil and gas region. As of December 31, 2018, the proved natural gas reserves in the Tarim oil and gas region reached 22,805.9 Bcf, representing 29.8% of our total proved natural gas reserves.

In 2018, we produced 859.0 Bcf of natural gas for sale in the Tarim oil and gas region. We have completed the construction of the pipelines to deliver natural gas in the Tarim oil and gas region to the central and Eastern regions of China where there is strong demand for natural gas transmitted through our West-East Gas Pipelines.

Chuanyu Gas Region

We began natural gas exploration and production in the Chuanyu gas region in the 1950s. The Chuanyu gas region covers a total area of approximately 2.3 million acres. The natural gas reserve-to-production ratio in the Chuanyu gas region was approximately 19.2 years in 2018. As of December 31, 2018, we had 116 natural gas fields under development in the Chuanyu gas region.

As of December 31, 2018, our proved natural gas reserves in the Chuanyu gas region were 13,882.7 Bcf, representing 18.2% of our total proved natural gas reserves and an increase of 0.3% from 13,838.0 Bcf as of December 31, 2017. In 2018, our natural gas production for sale in the Chuanyu gas region reached 722.7 Bcf, representing 20.0% of our total natural gas production for sale.

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
8. Karamay Petrochemical Company
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

The following table sets forth the financial and operating data of our refining and chemicals segment for each of the years ended December 31, 2016, 2017 and 2018.

	Year Ended December 31,
	2016	2017	2018
Revenue (RMB in millions)	582,510	707,804	874,125
Profit from operations (RMB in millions)	39,026	39,961	42,756
Crude oil processed (million barrels)	953.3	1,016.9	1,122.8
Crude oil primary distillation capacity (million barrels/year)	1,257.6	1,347.0	1,380.3
Production of refined oil products (thousand tons)	86,022	92,715	105,342

Refining

Refined Products

We produce a wide range of refined products at our refineries. Some of the refined products are for our internal consumption and used as raw materials in our petrochemical operation. The table below sets forth production volumes for our principal refined products for each of the years ended December 31, 2016, 2017 and 2018.

	Year Ended December 31,
Principal Product	2016	2017	2018
	(In thousand tons)
Diesel	46,689	48,241	52,022
Gasoline	33,275	37,363	43,453
Kerosene	6,058	7,111	9,867
Lubricants	1,164	1,636	1,600
Fuel oil	2,222	1,880	1,675
Naphtha	9,919	10,032	11,775

Our Refineries

Most of our refineries are strategically located close to our crude oil production and storage bases along our crude oil and refined product transmission pipelines and railways, which provide our refineries with secure supplies of crude oil and facilitate our distribution of refined products to the domestic markets.

In 2018, we further optimized our production processes, adjusted our products portfolio and concentrated our resources and production capacity on products with high profit margins. We reduced the diesel-gasoline ratio from 1.29 in 2017 to 1.20 in 2018. In each of the years ended December 31, 2016, 2017 and 2018, our exploration and production operations supplied approximately 71.8%, 67.0% and 59.7%, respectively, of the crude oil processed in our refineries.

The table below sets forth certain operating statistics regarding our refineries as of December 31, 2016, 2017 and 2018.

	As of December 31,
	2016	2017	2018
Primary distillation capacity(1) (thousand barrels per day)
Lanzhou Petrochemical	212.6	212.6	212.6
Dalian Petrochemical	415.0	415.0	415.0
Fushun Petrochemical	222.7	222.7	222.7
Dushanzi Petrochemical	202.4	202.4	202.4
Guangxi Petrochemical	202.4	202.4	202.4
Jilin Petrochemical	198.4	198.4	198.4
Sichuan Petrochemical	202.4	202.4	202.4
Yunnan Petrochemical(2)	—	263.2	263.2
Other refineries	1,789.6	1,771.4	1,862.5

Total	3,445.5	3,690.5	3,781.6

Refining throughput (thousand barrels per day)
Lanzhou Petrochemical	166.6	178.3	187.7
Dalian Petrochemical	263.5	217.4	323.0
Fushun Petrochemical	170.5	158.9	175.1
Dushanzi Petrochemical	151.2	149.1	147.2
Guangxi Petrochemical	90.9	143.3	186.6
Jilin Petrochemical	184.3	181.6	164.4
Sichuan Petrochemical	141.0	147.5	131.5
Yunnan Petrochemical(2)	—	81.4	204.4
Other refineries	1,443.9	1,528.6	1,556.4

Total	2,611.9	2,786.1	3,076.3

(1)	Represents the primary distillation capacity of crude oil and condensate.
(2)	Yunnan Petrochemical commenced operations in August 2017.

In each of the years ended December 31, 2016, 2017 and 2018, the average utilization rate of the primary distillation capacity at our refineries was 80.3%, 80.3% and 83.0%, respectively, and the average yield for our four principal refined products (gasoline, kerosene, diesel and lubricants) at our refineries was 67.6%, 68.6% and 70.4%, respectively. “Yield” represents the number of tons of a refined product expressed as a percentage of the number of tons of crude oil from which that product is processed. In each of the years ended December 31, 2016, 2017 and 2018, the overall refining yield at our refineries was 93.5%, 93.3% and 93.7%, respectively.

In 2018, Dalian Petrochemical, Yunnan Petrochemical, Fushun Petrochemical, Lanzhou Petrochemical, Dushanzi Petrochemical, Guangxi Petrochemical, Sichuan Petrochemical, and Jilin Petrochemical were our leading refineries in terms of both primary distillation capacity and refining throughput.

To maintain efficient operations of our facilities and lower production costs, we have endeavored to achieve the most cost-efficient proportions of various types of crude oil in our refining process. We purchase a portion of our crude oil requirements from third-party international suppliers located in different countries and regions. In 2018, we purchased crude oil sourced from Rosneft and Transneft, both of which are Russian companies subject to U.S. economic sanctions for use in our refining operations. The revenue generated from our refineries from the crude oil sourced from Rosneft and Transneft accounted for 4.29% of our total revenue in 2018. See “Item 3 — Key Information — Risk Factors — Risks Related to Outbound Investments and Trading.”

Chemicals

Most of our chemical plants are close to our refineries and are connected to the refineries by pipelines, providing additional production flexibility and opportunities for cost competitiveness. The raw materials required by our chemicals operations are mainly supplied by our own refineries.

Our Chemical Products

The table below sets forth the production volumes of our principal chemical products for each of the years ended December 31, 2016, 2017 and 2018.

	Year Ended December 31,
	2016	2017	2018
	(In thousand tons)
Basic petrochemicals
Ethylene	5,589	5,764	5,569
Derivative petrochemicals
Synthetic resin	9,078	9,284	9,049
Synthetic fiber raw materials and polymer	1,410	1,390	1,388
Synthetic rubber	760	809	869
Other chemicals
Urea	1,900	1,439	828

We are one of the major producers of ethylene in China. We use the bulk of the ethylene we produce as a principal feedstock for the production of many chemical products, such as polyethylene. As of December 31, 2018, our annual ethylene production capacity was 5,910 thousand tons. We produce a number of synthetic resin products, including polyethylene, polypropylene and ABS. As of December 31, 2018, our annual production capacities for polyethylene, polypropylene and ABS were 5,062 thousand tons, 4,120 thousand tons and 705 thousand tons, respectively.

Marketing of Chemicals

Our chemical products are distributed to a number of industries including the automotive, construction, electronics, medical manufacturing, printing, electrical appliances, household products, insulation, packaging, paper, textile, paint, footwear, agriculture and furniture industries.

The following table sets forth the sales volumes of our chemical products by principal product category for each of the years ended December 31, 2016, 2017 and 2018.

	Year Ended December 31,
Product	2016	2017	2018
	(In thousand tons)
Derivative petrochemicals
Synthetic resin	8,998.4	9,166.0	9,489.1
Synthetic fiber	83.6	76.9	75.8
Synthetic rubber	793.7	813.6	899.6
Intermediates	9,262.4	10,324.6	10,480.2
Other chemicals
Urea	2,181.8	1,171.8	732.3

In each of the years ended December 31, 2016, 2017 and 2018, our capital expenditures for our refining and chemicals segment amounted to approximately RMB12,847 million, RMB17,705 million and RMB15,287 million, respectively. These capital expenditures were incurred primarily in connection with the construction and expansion of our refining and chemical facilities and the upgrading of our product quality. We believe that our refined products are capable of meeting the product specification and environmental protection requirements as set by the PRC government.

OUR MARKETING SEGMENT

Urumqi
Lhasa
Yellow River
Yangtze River
Chengdu
Chongqing
Zhengzhou
Beijing
Shanghai
Guangzhou
Hong Kong
YELLOW SEA
EAST CHINA SEA
SOUTH CHINA SEA

1. Heilongjiang Marketing Company
2. Jilin Marketing Company
3. Liaoning Marketing Company
4. Inner Mongolia Marketing Company
5. PetroChina Xinjiang Marketing Company Limited
6. Qinghai Marketing Company
7. Gansu Marketing Company
8. Ningxia Marketing Company
9. Shaanxi Marketing Company
10. Chongqing Marketing Company
11. Sichuan Marketing Company
12. Tibet Marketing Company
13. Beijing Marketing Company
14. Tianjin Marketing Company
15. Hebei Marketing Company
16. Shanxi Marketing Company
17. Shandong Marketing Company
18. Shanghai Marketing Company
19. Jiangsu Marketing Company
20. Zhejiang Marketing Company
21. Anhui Marketing Company
22. Henan Marketing Company
23. Hubei Marketing Company
24. Hunan Marketing Company
25. Jiangxi Marketing Company
26. Fujian Marketing Company
27. Guangdong Marketing Company
28. PetroChina Hainan Marketing Company Limited
29. Guangxi Marketing Company
30. Guizhou Marketing Company
31. Yunnan Marketing Company
32. Northeast Marketing Company
33. Northwest Marketing Company
34. PetroChina Fuel Oil Company
35. PetroChina Lubricant Company
36. PetroChina uSmile Company Limited

Marketing

We engage in the marketing of refined products through 36 regional sales companies including two distribution branch companies, one lubricant branch company, one fuel oil company and one convenience store chain company, PetroChina uSmile Company Limited, operated under the trade name “uSmile”. These operations include the transportation and storage of the refined products, and the wholesale, retail and export of gasoline, diesel, kerosene, lubricant, asphalt and other refined products. In addition, with respect to our international trading sector, we have optimized the import and export resources, focused on synergies, actively expanded into the high-end markets, and maintained growth in trading volume and improved operation results.

The following table sets forth the financial and operating data of our marketing segment for each of the years ended December 31, 2016, 2017 and 2018:

	Year Ended December 31,
	2016	2017	2018
Revenue (RMB in millions)	1,301,616	1,660,456	2,003,105
Profit /(Loss) from operations (RMB in millions)	11,048	8,279	(6,450)
External sales volume of refined oil products (thousand tons)	159,107	169,466	177,498

We market a wide range of refined products, including gasoline, diesel, kerosene and lubricants, through an extensive network of sales personnel and independent distributors and a broad wholesale and retail distribution system across China. As of December 31, 2018, our marketing network consisted of:

•

Numerous nationwide wholesale distribution outlets. Almost all of these outlets are located in high demand areas across China, particularly in the coastal areas, along major railways and along the Yangtze River; and

•	21,783 service stations, consisting of 20,555 service stations owned and operated by us and 1,228 franchised service stations owned and operated by third parties.

In addition, in order to adapt to changes in market condition and customer demand, we enhanced integrated marketing for refined products, fuel cards, non-oil business, lubricants and gas, and enhanced marketing through internet and carried out various promotion activities. We expanded our internet payment services and enhanced our marketing of non-oil businesses.

The PRC government and other institutional customers, including railway, transportation and fishery operators, are long-term purchasers of the gasoline and diesel that we produce. We sell gasoline and diesel to these customers based on the supply prices for special customers published by the PRC government. See “— Regulatory Matters — Pricing — Refined Products” for a discussion of refined product pricing.

The following table sets forth our sales volumes of diesel, gasoline, kerosene and lubricants for each of the years ended December 31, 2016, 2017 and 2018.

	Year Ended December 31,
Product	2016	2017	2018
	(In thousand tons)
Diesel	80,168	87,324	86,904
Gasoline	62,406	65,293	71,125
Kerosene	16,533	16,849	19,469
Lubricants	1,122	1,283	1,158

Wholesale Marketing

We sell refined products both directly and through independent distributors into various wholesale markets, as well as to utility, commercial, petrochemical, aviation, agricultural, fishery and transportation companies in China. Our gasoline and diesel sales also include the amount we transferred to our retail operations.

Retail Marketing

The weighted average sales volume of gasoline and diesel per business day at our service station network was 10.5 tons, 10.5 tons and 10.3 tons per service station in 2016, 2017 and 2018, respectively.

Capital expenditures for the marketing segment for the years ended December 31, 2016, 2017 and 2018 amounted to RMB7,983 million, RMB10,982 million and RMB17,010 million, respectively, which were used mainly for the construction of sales network facilities including service stations and oil storage tanks.

Natural Gas and Pipeline

We are China’s largest natural gas transporter and seller in terms of sales volume. We sell natural gas primarily to industrial companies, power plants, fertilizer and chemical companies, commercial users and municipal utilities owned by local governments. In addition, we also transmit crude oil and refined products in the natural gas and pipeline segment.

The following table sets forth the financial and operating data of our natural gas and pipeline segment for each of the years ended December 31, 2016, 2017 and 2018:

	As of December 31 or Year Ended December 31,
	2016	2017	2018
Revenue (RMB in millions)	247,477	295,786	362,626
Profit from operations (RMB in millions)	17,885	15,688	25,515
Total length of natural gas pipelines (km)	49,420	51,315	51,751
Total length of crude oil pipeline (km)	18,872	19,670	20,048
Total length of refined oil products pipeline (km)	10,560	11,389	11,728
Total volume of natural gas sold(1) (Bcf)	6,811.3	7,026.2	7,654.7

(1)

Represents the natural gas sold to third parties. As the sales volume of urban gas was included in the sales volume of natural gas beginning in 2018, the sales volumes for 2016 and 2017 were retrospectively adjusted by applying the same approach.

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

In addition, provinces such as Xinjiang, Guangdong, Henan and Hubei consume more and more natural gas and have become another significant natural gas market of us.

Driven by environmental and efficiency concerns, the PRC government is increasingly encouraging industrial and residential use of natural gas. The PRC government has adopted a number of laws and regulations to require local governments to increase the use of clean energy, such as natural gas and liquefied petroleum gas, to replace the use of raw coal. Several local governments have adopted policies to facilitate an increase in natural gas consumption in order to reduce the air pollution level. The PRC government has also adopted preferential value-added tax rate for natural gas production. Effective April 1, 2019, the value-added tax rate for natural gas was reduced from 10% to 9%, and the value-added tax rate for crude oil was reduced from 16% to 13%. In 2017, the PRC government issued a new policy to accelerate the large-scale and high-efficient utilization of natural gas in urban gas, industrial fuel, gas-fired power generation and transportation, and to significantly increase the proportion of use of natural gas in primary energy consumption. The overall goal of the policy is that the proportion of natural gas in the primary energy consumption to reach around 10% by 2020 and 15% by 2030, and the underground gas storage to form an effective working gas volume of over 14.8 billion cubic meters by 2020 and over 35 billion cubic meters by 2030.

We believe that these policies have had a positive effect on the development and consumption of natural gas in our existing or potential markets for natural gas. We believe that these favorable policies will continue to benefit our natural gas business.

Natural Gas Transmission Infrastructure

As of December 31, 2018, we owned and operated approximately 51,751 kilometers of natural gas pipelines in China, representing the vast majority of China’s onshore natural gas pipelines. Our existing natural gas pipelines form a national trunk network for natural gas supply and the regional natural gas supply networks in Northwestern, Southwestern, Northern and central China as well as the Yangtze River Delta. Our main natural gas pipelines in operation include the First West-East Gas Pipeline, the Second West-East Gas Pipeline, the Third West-East Gas Pipeline, Zhong County-Wuhan Gas Pipeline, the four Shaanxi-Beijing Gas Pipelines and the Sebei-Lanzhou Gas Pipelines. In 2018, our main natural gas pipelines under construction included the China-Russia East Natural Gas Pipeline and the Fujian-Guangdong branch line of the Third West-East Gas Pipeline.

The China-Russia East Natural Gas Pipeline will extend from Heihe to Shanghai with a total length of 3,691 kilometers and a designed annual throughput capacity of 38.0 billion cubic meters. In 2018, we started the construction of the north section. The north section has a designed length of 837 kilometers. We expect to complete construction of the China-Russia East Natural Gas Pipeline by October 2023.

In 2018, we started the construction of the Fujian-Guangdong branch line of the Third West-East Gas Pipeline, which has a total designed length of 575 kilometers and a designed annual throughput capacity of 5.8 billion cubic meters. We expect to complete construction of the Guangzhou-Chaozhou section by December 2019.

Crude Oil Transportation Infrastructure

We have an extensive network for transportation, storage and distribution of crude oil, which covers many regions of China. As of December 31, 2018, we had crude oil pipelines of 20,048 kilometers. Our main crude oil pipelines in operation include the China-Russia Crude Oil Pipeline, the Western Crude Oil Pipeline, the Northeastern Crude Oil Pipeline and the Lanzhou-Chengdu Crude Oil Pipeline.

Refined Product Transportation Infrastructure

As of December 31, 2018, we had refined product pipelines of 11,728 kilometers. Our main refined product pipelines in operation include the Lanzhou-Zhengzhou-Changsha Refined Oil Pipeline, the Western Refined Oil Pipeline, and the Lanzhou-Chengdu-Chongqing Refined Oil Pipeline. In 2018, we completed the construction of and put into use the Fushun-Jinzhou Refined Oil Pipeline and the Yunnan Refined Oil Pipeline. The Fushun-Jinzhou Refined Oil Pipeline has a length of 431 kilometers with an annual throughput capacity of 7.5 million tons. The Yunnan Refined Oil Pipeline has a length of 951 kilometers with an annual throughput capacity of 8.7 million tons. Our main refined product pipeline under construction is the Jinzhou-Zhengzhou Refined Oil Pipeline, which is expected to be completed by the end of 2019.

During the past three years, we have not experienced any delays in delivering natural gas, crude oil and refined products due to pipeline capacity constraints.

Reform of the Oil and Gas Pipeline Network Operation Mechanism

On March 19, 2019, the PRC government passed the Opinions on Implementation of the Reform of the Operation Mechanism of Oil and Gas Pipeline Network (the “Opinion”). According to the Opinion, the PRC

government will carry out reforms of the oil and gas pipeline operation mechanism. An oil and gas pipeline network operator will be established, which will have diversified investors with state-owned capital holding the majority stake. The Opinion states that the PRC government will form an oil and gas market system with multi-channel suppliers in the upstream, an integrated pipeline network with high efficiency in the middle-stream, and a fully competitive market in the downstream, to improve the efficiency of oil and gas resource allocation. We believe the reforms can promote the reasonable use of pipeline resources and will intensify competition in the domestic oil and gas industry.

Competition

As an oil and gas company operating in a competitive industry, we compete in each of our business segments in both China and international markets for desirable business prospects and for customers. Our principal competitors in China are China Petrochemical Corporation, or Sinopec, and China National Offshore Oil Corporation, or CNOOC.

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

In recent years, China has gradually liberalized the restrictions on market access for the refining and chemical industry. The refining and chemical industry led by us and Sinopec has been rapidly transformed into diversified market participants. Some large state-owned enterprises and private enterprises have entered the refining and chemical industry. Local refineries have rapidly emerged, and international refining and chemical companies have recently opened large refineries in China. The restrictions on foreign investment in retail chains of refined oil have been further liberalized. We expect to continue to face strong market competition.

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

Natural Gas and Pipeline Operations

We are the largest natural gas supplier in the PRC in terms of sales volume. Currently, we mainly face competition from Sinopec, CNOOC, coal-based natural gas producers and importers of natural gas and LNG in the supply of natural gas to Beijing, Tianjin, Hebei Province, Shanghai, Jiangsu Province, Anhui Province, Henan Province, Hubei Province, Hunan Province and the Northwestern regions of China, our existing principal markets for natural gas. Currently, Sinopec has natural gas fields in Sichuan Province and Chongqing Municipality and sells natural gas to users in places such as Sichuan Province, Chongqing, Hunan Province, Jiangsu Province, Zhejiang Province and Shanghai. We have also expanded into the coastal regions in Eastern and Southern China where we may face competition from CNOOC and Sinopec. The PRC government recently published reforms with an aim to integrate existing pipeline resources and establish a national pipeline network, which is expected to intensify market competition. (See “Item 4 — Information on the Company — Natural Gas and Pipeline”). We believe that our advantages in natural gas resources, production, sales and technologies will enable us to continue to be a dominant player in the natural gas markets in China.

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

We anticipate that the environmental laws and regulations to which we are subject will become increasingly strict and are therefore likely to have an increasing impact on our operations. It is difficult, however, to predict accurately the effect of future developments in such laws and regulations on our future earnings and operations. Some risk of environmental costs and liabilities is inherent in our operations and products, as it is with other companies engaged in similar businesses. We cannot assure you that material costs and liabilities will not be incurred. However, we do not currently expect any material adverse effect on our financial condition or results of operations as a result of compliance with such laws and regulations. We paid pollutant discharge fees of approximately RMB388 million and RMB333 million in 2016 and 2017, respectively. In 2018, the PRC government began charging environmental protection tax instead of pollutant discharge fees. As we have adopted advanced pollution control technologies, some of our enterprises have obtained reductions of environmental protection tax. In 2018, we paid a total environmental protection tax of approximately RMB140 million.

To meet future environmental obligations, we are engaged in a continuous program to develop effective environmental protection measures. This program includes:

•	building environment-friendly projects;

•	reducing sulfur content in gasoline and diesel fuel;

•	reducing olefins and benzene content in gasoline, and continuously reducing emissions and effluents from our refineries and petrochemical plants; and

•	developing and installing monitoring systems at our pollutant discharge openings and developing environmental impact assessments for construction projects.

Our capital expenditures on environmental programs in 2016, 2017 and 2018 were approximately RMB3.10 billion RMB4.17 billion and RMB2.70 billion, respectively.

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

Properties, Plants and Equipment

We own substantially all of our properties, plants and equipment relating to our business activities. We hold exploration and production licenses covering all of our interests in developed and undeveloped acreage, oil and natural gas wells and relevant facilities.

See the description of our properties, plants and equipment relating to our business activities included elsewhere in this “Item 4 — Information on the Company” and “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions”.

Intellectual Property

Our company logo “ ” is jointly owned by us and CNPC and has been used since December 26, 2004. Together with CNPC, we have applied for trademark registrations of the logo with the State Trademark Bureau of the PRC. To date, most of our applications for registration of and our other trademarks have been approved and certain others are either in the process of review or public announcement phase. In addition, together with CNPC, we have applied for international trademark registration for our logo in other jurisdictions. We have received 506 International Trademark Registration Certificates for our logo covering more than 50 jurisdictions.

As of December 31, 2018, we owned approximately 15,800 patents in China and other jurisdictions. We were granted 2,848 patents in China in 2018.

Regulatory Matters

Overview

China’s oil and gas industry is subject to extensive regulation by the PRC government with respect to exploration, production, transmission and marketing of crude oil and natural gas as well as production, transportation and marketing of refined products and chemical products. The following central government authorities exercise control over China’s oil and gas industry:

•

The Ministry of Natural Resources, or the MNR, has the authority to grant, examine and approve mineral resources exploration and production licenses, and to oversee the registration and transfer of exploration and production licenses;

•	The Ministry of Commerce, or the MOFCOM,

•	sets and grants import and export volume quotas for crude oil and refined products in accordance with the market supply and demand in China as well as WTO requirements for China;

•	issues import and export licenses for crude oil and refined products to oil and gas companies that have obtained import and export quotas; and

•	issues licenses for sales and storage of crude oil, and wholesale and storage of refined oil products.

•	The National Development and Reform Commission, or the NDRC:

•	is responsible for industry administration, industry policy and policy coordination over China’s oil and gas industry;

•	publishes guidance prices for natural gas and maximum retail prices for certain refined products, including gasoline and diesel;

•	formulates the plan for aggregate import and export volume of crude oil and refined products in accordance with the market supply and demand in China;

•	approves significant petroleum, natural gas, oil refinery and chemical projects set forth under the Catalogs of Investment Projects Approved by the Central Government; and

•	approves Sino-foreign equity and cooperative projects of certain types.

Exploration Licenses and Production Licenses

The Mineral Resources Law authorizes the MNR to exercise administrative authority over the exploration and production of mineral resources within the PRC. The Mineral Resources Law and its supplementary regulations provide the basic legal framework under which exploration licenses and production licenses are granted. The MNR has the authority to issue mineral resources exploration licenses and production licenses. Applicants must be companies approved by the State Council to engage in oil and gas exploration and production activities.

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

Pricing

Crude Oil

According to the Measures for Administration of Petroleum Products Price issued by NDRC on January 13, 2016, crude oil prices shall be market oriented. We and Sinopec set the crude oil median prices each month based on the average international market FOB prices for crude oil of different grades in the previous month. In addition, we and Sinopec negotiate a premium or discount to reflect transportation costs, the differences in oil quality and the supply and demand.

Refined Products

The prices of our gasoline and diesel products are subject to government regulation.

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

On January 12, 2015, the NDRC issued the Notice on Reducing Domestic Refined Oil Prices, pursuant to which, since January 13, 2015, the price for No. 98 gasoline is to be determined by the production and operation enterprises themselves.

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

On December 15, 2016, the Ministry of Finance (“MOF”) and NDRC issued Circulation on Collection of Risk Reserves for Oil Price Control (the “Rules”), pursuant to which, effective January 13, 2016, when the price of crude oil in international market drops below the lower limit set by the Chinese government, domestic enterprises which are engaged in production, commissioned processing and import and export of such refined oil products as gasoline and diesel shall make full payment of risk reserves according to sales volumes and the corresponding collection rates. “Sales volumes” refer to the actual sales volumes of such enterprises between the two adjacent window periods of price adjustment. Collection rates for risk reserves are determined with reference to the unadjusted prices of refined oil products. The NDRC and the MOF jointly determine the collection rates on a quarterly basis and notify the collection agencies in writing.

On December 22, 2016, MOF issued Notice on Proper Collection of Risk Reserves for Oil Price Adjustment in 2016, pursuant to which, if the subsidiaries (limited to listed companies) of CNPC, Sinopec and CNOOC have already recognized the risk reserves accrued as operation revenue, such subsidiaries may opt to have such risk reserves to be paid by their parent companies out of the net profit.

Aviation Kerosene

The ex-factory price of aviation kerosene is currently determined by the supply and demand parties subject to a limit of the CIF price in the Singapore market.

Chemical Products

We determine the prices of all of our chemical products based on market conditions.

Natural Gas

On June 28, 2013, the NDRC announced the initiation of a program for the adjustment of natural gas prices from July 10, 2013. The program consists of (i) changing the pricing mechanism of natural gas from ex-factory price to citygate price, and no longer differentiating the prices payable by users in different provinces; (ii) establishing the mechanism linking the citygate price of natural gas to the price of alternative energy with a view to gradually shift to a market-driven pricing mechanism for natural gas; (iii) adopting differential pricing approaches towards the existing usage and the incremental usage so as to establish as soon as practicable a new pricing mechanism for natural gas while reducing the impact that the pricing reform will have on existing gas users.

On August 10, 2014, based on the natural gas price reform roadmap, the NDRC issued price adjustment programs for non-residential use stock natural gas, pursuant to which, effective September 1, 2014, (i) the natural gas citygate price for non-residential use was increased by RMB400 per thousand cubic meters; (ii) no adjustment will be made to the citygate price for natural gas consumed by residential users; and (iii) further action will be taken to implement the policy in connection with the liberalization of the sales price of imported liquefied natural gas and the ex-factory prices for shale gas, coal-seam gas and coal gas.

On February 26, 2015, the NDRC announced the unification of the prices of domestic natural gas of existing and incremental gas volume starting from April 1, 2015.

On November 18, 2015, the NDRC announced the reduction of the price of natural gas for non-residential use from November 20, 2015, whereby the citygate price ceiling for non-resident users was decreased by RMB700 per thousand cubic meters while the preferential policy and price for natural gas used by fertilizer makers remain unchanged. With a view to improve the market-driven pricing mechanism for natural gas, since November 20, 2016, suppliers and non-residential users can negotiate prices of natural gas up to 20% above the benchmark price for non-residential use.

On October 15, 2016, the NDRC issued Clarifying the Price Policy for Gas Storage Facilities, which announced that the prices for natural gas purchase and sale to be conducted by and the prices of gas storage services to be provided by the gas storage facilities shall be formed through the operation of market.

On November 5, 2016, NDRC issued Notice on Enhancing Price Liberalization for Gas Used as Fertilizer Feedstock, pursuant to which, effective November 10, 2016, prices for gas used as fertilizer feedstock were fully liberalized and subject to negotiations between the vendors and the purchasers. It encourages the trading of the natural gas used by fertilizer makers in the oil and gas exchange centers in order to achieve open and transparent pricing of gas as fertilizer feedstock.

On November 11, 2016, the NDRC issued Notice on Relevant Issues concerning the Price Policy for Natural Gas Citygate Price in Fujian Province, which expressly liberated the citygate natural gas price in Fujian Province and made Fujian the first province that would implement fully liberated citygate natural gas price.

On August 29, 2017, the NDRC issued Notice on Reduction of the Benchmark Citygate Price of Non-residential Natural Gas, which reduced the benchmark city gate price of non-residential natural gas by RMB100 per thousand cubic meters effective September 1, 2017.

On May 25, 2018, NDRC issued Notice on Straightening Out the Citygate Price of Natural Gas for Residential Use (the “Notice”), pursuant to which, effective June 10, 2018, prices of natural gas for residential use will no longer be subject to the highest citygate price limit. Instead, the suppliers and users may negotiate prices up to 120% of the reference base rate, which is the same as the base rate for non-residential use. The citygate price of natural gas for residential use may not be increased until the first anniversary of the Notice. According to the Notice, where there is a significant difference between the price of natural gas for residential use and non-residential use, any increase in the citygate price for residential use may not exceed RMB350 per thousand cubic meters in the first year, with any remaining price difference to be rolled over into subsequent years. The policy also rolled out seasonal natural gas prices with a view to encourage market-oriented pricing.

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

On October 9, 2016, the NDRC issued Regulation on Administration of the Pipeline Transmission Tariff for Natural Gas (on trial) and Rules on Supervision and Review of the Costs Used in Setting the Pipeline Transmission Tariff (on trial), which provides that effective January 1, 2017, the pipeline transmission tariff for natural gas shall be reviewed and determined on the principle of “permissible costs plus reasonable margins”, and the rules intended to regulate the tariff charged by companies engaged in cross-province pipeline transmission operation.

On August 29, 2017, the NDRC issued the Notice on Approving the Inter-provincial Natural Gas Pipeline Transmission Tariff”, which published the transmission tariff for 13 inter-provincial pipelines companies including PetroChina Beijing Natural Gas Pipeline Co., Ltd. and others.

On March 27, 2019, the NDRC issued the Notice on Adjusting the Inter-provincial Pipeline Natural Gas Transmission Traffiff, which adjusted the transmission tariff for 13 inter-provincial pipelines companies including PetroChina Beijing Natural Gas Pipeline Co., Ltd. and others.

Production and Marketing

Crude Oil

Each year, the NDRC publishes the projected target for the production and process of crude oil in China based on the domestic consumption estimates submitted by domestic producers, including but not limited to us, Sinopec and CNOOC, the production of these companies as well as the forecast of international crude oil prices. The actual production volumes are determined by the producers themselves and may vary from estimates. On December 4, 2016, MOFCOM issued the amended Measures on the Administration of the Refined Products Market, pursuant to which, effective January 1, 2007, qualified foreign investors are allowed to establish and invest in enterprises that conduct crude oil business.

Refined Products

Previously, only we, Sinopec and joint ventures of the two companies had the right to conduct gasoline and diesel wholesale business. Other companies, including foreign invested companies, were not allowed to engage in wholesale of gasoline and diesel in China’s domestic market. In general, only domestic companies, including Sino-foreign joint venture companies, were permitted to engage in retail of gasoline and diesel. Since December 11, 2004, wholly foreign-owned enterprises are permitted to conduct refined oil retail business. Since January 1, 2007, when the Measures on the Administration of the Refined Products Market became effective, all entities meeting certain requirements are allowed to submit applications to the MOFCOM to conduct refined oil products wholesale, retail and storage businesses. On July 28, 2018, the PRC government removed the restriction that a Chinese partner must hold a majority share in the construction and operation of a retail oil station chain which has more than 30 outlets and sells refined products of different types and brands supplied through multiple channels.

Natural Gas

The NDRC determines each year the annual national natural gas production target based on the natural gas production targets submitted by domestic natural gas producers. Domestic natural gas producers determine their annual natural gas production targets on the basis of consumption estimates. The actual production volume of each producer is determined by the producer itself, which may deviate from the production target submitted by it. The NDRC also formulates the annual natural gas supply guideline, which requires natural gas producers to distribute a specified amount of natural gas to the designated key municipalities and key enterprises.

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

As authorized by the Regulations of the PRC on Exploration of Onshore Petroleum Resources in Cooperation with Foreign Enterprises, CNPC has the right to enter into joint cooperation arrangements with foreign oil and gas companies for onshore crude oil and natural gas exploration and production. We do not have the capacity to enter into production sharing contracts directly with foreign oil and gas companies under existing PRC law. Accordingly, CNPC will enter into production sharing contracts. After signing a production sharing contract, CNPC will, subject to approval of the MOFCOM, assign to us most of its commercial and operational rights and obligations under the production sharing contract as required by the Non-competition Agreement between CNPC and us.

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

Effective July 1, 2017, the rate of 13% was canceled and the applicable rate for natural gas has been changed from 13% to 11%.

Effective May 1, 2018, the rate of 17% was changed to 16% and the rate of 11% was changed to 10%.

Effective April 1, 2019, the rate of 16% was changed to 13% and the rate of 10% was changed to 9%.

Since May 1, 2016, as a result of the reform of value-added tax in lieu of business tax, certain sectors such as real estate, engineering construction, financial and other sectors, which previously were subject to business tax, have been subject to value-added tax instead.

Consumption tax	Aggregate volume sold or self-consumed

RMB1.52 per liter for gasoline, naphtha, solvent naphtha and lubricant and RMB1.2 per liter for diesel, aviation kerosene and fuel oil.

Collection of taxes on aviation kerosene continues to be suspended.

Resource tax	Sales	6%, exemption or reduction may apply if qualified. From April 1, 2018 to March 31, 2021, shale gas production enjoys a 30% reduction.

Crude oil special gain levy	Sales amount above specific threshold	Five-level progressive tax rates from 20% to 40%, taxable if the crude oil price reaches the threshold of US$65 per barrel.

Environmental protection tax	Air pollution equivalent, water pollution equivalent, solid waste pollution equivalent and noise exceeding the standard decibel

Effective January 1, 2018, the PRC government started to impose environmental protection tax. Different emissions apply their corresponding tax rates.

If a taxpayer’s emission of taxable atmospheric pollutants or water pollutants is less than 30% of the national and local pollutant discharge standards, the environmental protection tax shall be levied at 75%. If the taxpayer’s emission of taxable atmospheric pollutants or water pollutants is less than 50% of the national and local pollutant discharge standards, the environmental protection tax shall be levied at 50%.

Mining right occupancy fees(1)	Area	RMB100 to RMB500 per square kilometer per year for exploration; RMB1,000 per square kilometer per year for production.

Royalty fee(2)	Production volume	Progressive rate of 0-12.5% for crude oil and 0-3% for natural gas

(1)	Effective April 13, 2017, the exploration license fee and production license fee were renamed as mining right occupancy fees.
(2)

It shall be paid in cash and is only applicable to Sino-foreign oil and gas exploration and development cooperative projects in China. However, effective December 1, 2010, the royalty fee payable by new Sino-foreign oil and gas exploration and development cooperative projects in Western regions was replaced by the resource tax, while those cooperative projects under contracts signed before December 1, 2010 continue to be subject to the royalty fee until the contracts expire. Effective November 1, 2011, the royalty fee payable by new Sino-foreign oil and gas exploration and development cooperative projects in the whole country was replaced by the resource tax, while those cooperative projects under contracts signed before November 1, 2011 continue to be subject to the royalty fee until the contracts expire.

Environmental Regulations

We are subject to various PRC national environmental laws and regulations and also environmental regulations promulgated by the local governments in whose jurisdictions we have operations. The PRC government has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. There are national and local standards applicable to emissions control, discharges to surface and subsurface water and disposal, and the generation, handling, storage, transportation, treatment and disposal of solid waste materials.

The environmental regulations require a company, such as us, to register or file an environmental impact report with the relevant environmental authority for approval before it undertakes any construction of a new production facility or any major expansion or renovation of an existing production facility. The new facility or the expanded or renovated facility will not be permitted to operate unless the relevant environmental authority has inspected the environmental equipment installed at the facility and decides it satisfies the environmental protection requirements. Companies that need to discharge pollutants, whether in the form of gas, water or solid wastes, must submit application for pollutant discharge permits. The application must state in detail the types of discharge, discharge outlet, types of pollutants, concentration and amount of discharge. After reviewing the application materials, the relevant environmental administrative department will determine to issue a discharge permit to the company, specifying the types of permitted pollutants, the permitted concentration and amount. If a company’s discharges deviated from what were permitted, the relevant administrative department may impose fines on the company or order the company to suspend or close down its operation for resolving the issues. In addition, companies discharging taxable pollutants should declare and pay corresponding environmental protection taxes in accordance with the PRC Environmental Protection Tax Law and its implementing regulations.

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

We are China’s largest producer of crude oil and natural gas and are one of the largest companies in China in terms of revenue. In 2018, we produced approximately 890.3 million barrels of crude oil and approximately 3,607.6 Bcf of natural gas for sale. Our refineries processed approximately 1,122.8 million barrels of crude oil in 2018. In 2018, we had revenue of RMB2,353,588 million and profit attributable to owners of the Company of RMB52,591 million.

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

The table below sets forth the average realized prices of our principal products in 2016, 2017 and 2018.

	2016	2017	2018
Crude oil (US$/barrel)	37.99	50.64	68.28
Natural gas (US$/thousand cubic feet)(1)	5.73	6.30	7.13
Gasoline (US$/barrel)	101.41	111.26	124.88
Kerosene (US$/barrel)	54.67	66.60	86.84
Diesel (US$/barrel)	82.84	90.84	110.38

(1)

Natural gas citygate price. As the sales volume of urban gas was included in the sales volume of natural gas beginning in 2018, the average realized prices for 2016 and 2017 were retrospectively adjusted by applying the same approach.

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

Accounting for Oil and Gas Exploration and Production Activities

We use the successful efforts method of accounting, with specialized accounting rules that are unique to the oil and gas industry, for oil and gas exploration and production activities. Under this method, geological and geophysical costs incurred are expensed when incurred. However, all costs for developmental wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalized. Costs of exploratory wells are capitalized as construction in progress pending determination of whether the wells find proved reserves. For exploratory wells located in regions that do not require substantial capital expenditures before the commencement of production, the evaluation of the economic benefits of the reserves in such wells will be completed within one year following the completion of the exploration drilling. Where such evaluation indicates that no economic benefits can be obtained, the relevant costs of exploratory wells will be converted to dry well exploration expenses. The relevant costs will be classified as oil and gas assets and go through impairment review if the evaluation indicates that economic benefits can be obtained. For wells with economically viable reserves in areas where a major capital expenditure would be required before production can begin, the related well costs remain capitalized only if additional drilling is under way or firmly planned. Otherwise the well costs are expensed as dry wells. We have no material costs of unproved properties capitalized in oil and gas properties.

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

Despite the inherent imprecision in these engineering estimates, estimated proved oil and gas reserves quantity has a direct impact on certain amounts reported in the financial statements. In addition to the capitalization of costs related to oil and gas properties on the balance sheet discussed earlier, estimated proved reserves also impact the calculation of depreciation, depletion and amortization expenses of oil and gas properties. The cost of oil and gas properties is amortized at the field level on the unit of production method. Unit of production rates are based on the total oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of our production licenses. Our reserves estimates include only crude oil and natural gas which the management believes can be reasonably produced within the current terms of the production licenses that are granted by the Ministry of Natural Resources, ranging from 30 years to 55 years from the effective date of issuance in March 2000, renewable upon application 30 days prior to expiration. Consequently, the impact of changes in estimated proved reserves is reflected prospectively by amortizing the remaining book value of the oil and gas property assets over the expected future production. If proved reserves estimates are revised downward, earnings could be affected by higher depreciation expense or an immediate write-down of the property’s book value had the downward revisions been significant See “— Property, Plant and Equipment” below. Given our large number of producing properties in our portfolio, and the estimated proved reserves, it is unlikely that any changes in reserves estimates will have a significant effect on prospective charges for depreciation, depletion and amortization expenses.

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

When determining whether there are indications of impairment for oil and gas properties, we consider internal factors, mainly including the decline of production and reserves volumes at the late development stage of certain oil blocks and a significant drop in economic benefits of certain oil blocks resulting from the lower price of crude oil, and external factors, mainly including a significant drop in international prices of crude oil, resulting from the imbalance of supply and demand of global crude oil. When an indication of impairment of certain oil blocks is identified, we will perform the impairment tests on the oil blocks. An impairment loss is recognized for the amount by which the carrying amount of the cash-generating unit exceeds the higher of its fair value less costs to sell and its value in use. Value in use is determined by reference to the discounted expected future cash flows to be derived from the cash-generating unit.

The expected medium-to-long-term future international prices of crude oil utilized by us when estimating the expected future cash flows are determined mainly based upon the forecast of the international prices of crude oil made by principal international investment institutions combined with the judgment and analysis of the future trends of international prices of crude oil made by us. We calculated the expected future cash flows of each oil block according to the estimates of future production volume levels per year stated in the oil and gas reserves reports, the estimates of operation costs of oil and gas made by us, and taking into account its future capital expenditure plan. We refer to the weighted average cost of capital of the oil and gas industry when determining the discount rate and makes relevant adjustments according to specific risks in different countries or regions. In the year ended December 31, 2017 and 2018, the after-tax discount rates adopted by most of our oil and gas regions were between 7.6% and 11.0%, and between 7.3% and 11.5%, respectively.

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

Asset Retirement Obligation

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

Our statement of comprehensive income for each of the years ended December 31, 2016, 2017 and 2018 is summarized in the table below.

	Year Ended December 31,
	2016	2017	2018
	(RMB in millions)
Revenue	1,616,903	2,015,890	2,353,588
Operating expenses	(1,556,268)	(1,948,168)	(2,232,591)
Profit from operations	60,635	67,722	120,997
Exchange gain/(loss), net	1,257	(1,094)	1,145
Interest expense, net	(20,857)	(19,507)	(18,583)
Share of profit of affiliates and joint ventures	4,105	5,968	11,647
Profit before income tax expense	45,140	53,089	115,206
Income tax expense	(15,768)	(16,296)	(42,790)
Profit for the year attributable to non-controlling interests	21,515	13,995	19,825
Profit for the year attributable to owners of the Company	7,857	22,798	52,591

The table below sets forth our revenue by business segment for each of the years ended December 31, 2016, 2017 and 2018 as well as the percentage changes in revenue for the periods shown.

	2016	2017	2017 vs. 2016	2018	2018 vs. 2017
	(RMB in millions, except percentages)
Revenue
Exploration and production	412,484	505,430	22.5%	658,712	30.3%
Refining and chemicals	582,510	707,804	21.5%	874,125	23.5%
Marketing	1,301,616	1,660,456	27.6%	2,003,105	20.6%
Natural gas and pipeline	247,477	295,786	19.5%	362,626	22.6%
Headquarters and others	2,197	2,057	(6.4)%	2,376	15.5%

Total	2,546,284	3,171,533	24.6%	3,900,944	23.0%
Less intersegment sales	(929,381)	(1,155,643)	24.3%	(1,547,356)	33.9%

Consolidated net sales from operations	1,616,903	2,015,890	24.7%	2,353,588	16.8%

The table below sets forth our operating income by business segment for each of the years ended December 31, 2016, 2017 and 2018, as well as the percentage changes in operating income for the periods shown. Other profit from operations shown below consists of research and development, business services and infrastructure support to our operating business segments.

	2016	2017	2017 vs. 2016	2018	2018 vs. 2017
	(RMB in millions, except percentages)
Profit/(loss) from operations
Exploration and production	3,148	15,475	391.6%	73,519	375.1%
Refining and chemicals	39,026	39,961	2.4%	42,756	7.0%
Marketing	11,048	8,279	(25.1)%	(6,450)	(177.9)%
Natural gas and pipeline	17,885	15,688	(12.3)%	25,515	62.6%
Headquarters and others	(10,472)	(11,681)	11.5%	(14,343)	22.8%

Total	60,635	67,722	11.7%	120,997	78.7%

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Consolidated Results of Operations

Overview

In 2018, our revenue was RMB2,353,588 million, representing an increase of 16.8% as compared with 2017. Net profit attributable to owners of the company was RMB52,591 million, representing an increase of 130.7% as compared with 2017. Basic earnings per share were RMB0.29, representing an increase of RMB0.17 as compared to 2017.

Revenue Our revenue increased by 16.8% from RMB2,015,890 million in 2017 to RMB2,353,588 million in 2018. This increase was primarily due to an increase in the prices of a majority of our oil and gas products.

The table below sets out the external sales volume and average realized prices for our major products in 2017 and 2018 and the respective percentage changes for the periods shown:

	Sales Volume (‘000 ton)			Average Realized Price (RMB/ton)
	2017	2018	Percentage of Change (%)	2017	2018	Percentage of Change (%)
Crude oil*	114,930	110,457	(3.9)	2,392	3,213	34.3
Natural gas (hundred million cubic meters, RMB/’000 cubic meter)**	1,989.59	2,167.54	8.9	1,235	1,367	10.7
Gasoline	65,293	71,125	8.9	6,386	7,024	10.0
Diesel	87,324	86,904	(0.5)	4,600	5,478	19.1
Kerosene	16,849	19,469	15.5	3,552	4,540	27.8
Heavy oil	23,395	19,964	(14.7)	2,380	3,335	40.1
Polyethylene	4,739	4,644	(2.0)	8,559	8,816	3.0
Lubricant	1,283	1,158	(9.7)	7,693	7,875	2.4

Note:

*  The sales volumes of crude oil listed in the table above represent all of our external sales volumes. The decrease in crude oil sales volume in 2018 as compared to 2017 was primarily due to the decrease in our international trading volume of crude oil.

** As the sales volume of urban gas was included in the sales volume of natural gas beginning in 2018, the sales volumes and average realized prices for 2016 and 2017 were retrospectively adjusted by applying the same approach. The increase in natural gas average realized price in 2018 as compared to 2017 was primarily due to the combined effects of an increase in the entrepôt trading price of natural gas and effective measures taken by the Company to optimize the structure of natural gas sales.

Operating Expenses Operating expenses increased by 14.6% from RMB1,948,168 million in 2017 to RMB2,232,591 million in 2018.

Purchases, Services and Other Expenses Purchases, services and other expenses increased by 19.7% from RMB1,285,716 million in 2017 to RMB1,539,010 million in 2018. This increase was primarily due to an increase in expenses relating to the purchase of oil and gas products and other trading activities as a result of the increase in oil and gas prices.

Employee Compensation Costs Employee compensation costs (including salaries and additional costs such as insurance, housing funds and training fees) were RMB144,027 million in 2018, representing an increase of 14.9% from RMB125,384 million in 2017. This increase was primarily due to an increase in our employee salaries and costs according to our performance-based remuneration system and in line with the general increase in average employee salaries in the industry.

Exploration Expenses Exploration expenses decreased by 21.6% from RMB23,884 million in 2017 to RMB18,726 million in 2018. This decrease was primarily due to the fact that, we optimized our exploration deployment resulting in a decrease in dry well expenses.

Depreciation, Depletion and Amortization Depreciation, depletion and amortization decreased by 2.3% from RMB237,375 million in 2017 to RMB231,929 million in 2018. This decrease was primarily due to a decrease in the depletion of oil and gas properties as a result of an increase in the proved undeveloped reserves and the decrease in depletion ratio caused by the rise of oil and gas prices, partially offset by an increase in asset impairment provision in 2018 as compared to 2017.

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased by 4.0% from RMB77,042 million in 2017 to RMB73,986 million in 2018. This decrease was primarily due to our continuing efforts to broaden our income sources, reduce expenditure and costs, enhance efficiency, and strictly control our non-production related expenses.

Taxes other than Income Taxes Taxes other than income taxes increased by 9.7% from RMB198,022 million in 2017 to RMB217,267 million in 2018. This was primarily due to the increase in crude oil prices in 2018 as compared to 2017. In particular, (i) we incurred a crude oil special gain levy of RMB4,750 million in 2018 due to the increase in crude oil prices as a special gain levy is payable only if the crude oil price reaches US$65 per barrel or above, while in 2017, no crude oil special gain levy was incurred; (ii) the consumption tax we paid increased by RMB6,747 million from RMB142,708 million in 2017 to RMB149,455 million in 2018; and (iii) the resource tax we paid increased by RMB6,339 million from RMB18,000 million in 2017 to RMB24,339 million in 2018.

Other Expenses, net Net other expenses was RMB7,646 million in 2018, representing an increase of RMB6,901 million from RMB745 million in 2017. This was primarily due to the combined effects of the increase in the losses from disposal of assets, as partially offset by the increase in the VAT refund relating to the importation of natural gas as recognized in 2018.

Profit from Operations The profit from operations in 2018 was RMB120,997 million, representing an increase of 78.7% from RMB67,722 million in 2017.

Net Exchange Gain /(Loss) Net exchange gain in 2018 was RMB1,145 million, as compared to the net exchange loss of RMB1,094 million in 2017. This was primarily due to the appreciation of US Dollar against Renminbi as compared with the end of 2017.

Net Interest Expense Net interest expense decreased by 4.7% from RMB19,507 million in 2017 to RMB18,583 million in 2018, primarily due to the combined effect of a decrease in the average balance of interest-bearing borrowings, a decrease in interest expenses and an increase in income from deposits as compared with 2017.

Profit Before Income Tax Expense Profit before income tax expense increased by 117.0% from RMB53,089 million in 2017 to RMB115,206 million in 2018.

Income Tax Expense The income tax expense increased by 162.6% from RMB16,296 million in 2017 to RMB42,790 million in 2018, which was primarily due to the increase in taxable income.

Profit for the Year As a result of the foregoing, our profit in 2018 increased by 96.8% from RMB36,793 million in 2017 to RMB72,416 million in 2018.

Profit Attributable to Non-controlling Interests Profit attributable to non-controlling interests increased by 41.7% from RMB13,995 million in 2017 to RMB19,825 million in 2018, which was primarily due to the increase in profits of certain of our subsidiaries in 2018.

Profit Attributable to Owners of the Company Profit attributable to owners of the company increased by 130.7% from RMB22,798 million in 2017 to RMB52,591 million in 2018.

Segment Results

Exploration and Production Segment

Revenue Revenue of the exploration and production segment was RMB658,712 million in 2018, representing an increase of 30.3% from RMB505,430 million in 2017. This increase was primarily due to the increase in the prices of crude oil and natural gas and increase in the sales volume of natural gas. Our average realized crude oil price in 2018 was US$68.28 per barrel, representing an increase of 34.8% from US$50.64 per barrel in 2017.

Operating Expenses Operating expenses of the exploration and production segment increased by 19.4% from RMB489,955 million in 2017 to RMB585,193 million in 2018. This increase was primarily due to the combined effects of (i) an increase in procurement expenditure resulting from the increase in volume and price of imported oil from Russia and Kazakhstan; (ii) the impairment provision for certain oil and gas assets with higher costs of development and production made in accordance with the accounting standards; and (iii) the increase in taxes other than income taxes as compared to 2017.

In 2018, the unit oil and gas lifting cost was US$12.31 per barrel, representing an increase of 6.8% from US$11.53 per barrel in 2017. Excluding the effect of changes in exchange rate, the lifting cost increased by 4.6% from 2017, primarily due to an increase in power, materials and labor costs in 2018 as compared to 2017.

Profit from Operations In 2018, we stressed our low-cost development strategy and meticulous management, continued to promote steady output of crude oil, made greater efforts in exploration and production in main gas areas and optimized our production structure, resulting in a steady increase in gas output. In overseas operations, we took advantage of the Belt and Road Initiative, actively promoted the international cooperation in our oil and gas business, and formulated our development strategy based on project potential and enhanced dynamic control and management of investment. In 2018, the exploration and production segment realized an operating profit of RMB73,519 million, representing an increase of RMB58,044 million from RMB15,475 million in 2017, and returned to its position as a main profit contributor of our company.

Refining and Chemicals Segment

Revenue The revenue of the refining and chemicals segment increased by 23.5% from RMB707,804 million in 2017 to RMB874,125 million in 2018. This increase was primarily due to the increase in the prices of refined products and the fact that we produced more high-profitability products as a result of our optimized product structure. Both the prices and sales volume of certain refined and chemical products increased.

Operating Expenses Operating expenses of the refining and chemicals segment increased by 24.5% from RMB667,843 million in 2017 to RMB831,369 million in 2018. This increase was primarily due to the combined effects of (i) an increase in expenses associated with the purchase of crude oil and feedstock oil from external suppliers; and (ii) an impairment provision made in accordance with the accounting standards for certain facilities scheduled to be deactivated as a result of the regulations to promote the use of ethanol in vehicles.

In 2018, the cash processing cost of our refineries was RMB169.38 per ton, representing an increase of RMB0.34 per ton from RMB169.04 per ton in 2017, primarily due to an increase in power and labor cost as compared to 2017.

Profit from Operations In 2018, in our refining and chemicals segment, in response to market demand, we increased the processing load of the facilities with high efficiency, continued to adjust our product structure, increased production of high value-added and market-favorable products, and intensified management and control over our costs and expenses, maintaining a good position in profit contribution. In 2018, we realized operating profits of RMB42,756 million in the refining and chemicals segment, representing an increase of 7.0% as compared with RMB39,961 million in 2017. The refining operations recorded an operating profit of RMB34,933 million, representing an increase of 7.2% as compared with RMB32,573 million in 2017. Our chemical operations realized an operating profit of RMB7,823 million, representing an increase of 5.9%, as compared with RMB7,388 million in 2017.

Marketing Segment

Revenue Revenue of the marketing segment increased by 20.6% from RMB1,660,456 million in 2017 to RMB2,003,105 million in 2018. This increase was primarily due to the combined effects of (i) the increase in both sales volume and prices of products such as gasoline and kerosene, and the rise in the price of diesel as partially offset by the decrease in the sales volume of diesel; and (ii) the increase in revenue derived from trading of oil products.

Operating Expenses Operating expenses of the marketing segment increased by 21.6% from RMB1,652,177 million in 2017 to RMB2,009,555 million in 2018, primarily due to an increase in the expenses for purchase of refined oil from external suppliers.

(Loss) /profit from Operations In 2018, facing an unfavorable situation of substantial surplus in domestic resources and fiercer competition in the market, our domestic marketing segment adhered to the principle of market-orientation and efficiency, adopted active measures to address market competition, maximized efforts to increase our market share and enhance efficiency, and effectively ensured the proper downstream operations of our refineries, so as to realize the value of our industrial chain. In international trading, the marketing segment intensified coordination and cooperation with domestic industrial chains, and optimized the import and export of oil and gas resources. In 2018, affected by certain factors including fierce market competition and an adverse effect on profit from inventories due to a sharp decrease in oil prices in the fourth quarter, the marketing segment recorded an operating loss of RMB6,450 million, representing a decrease of RMB14,729 million as compared with the operating profit of RMB8,279 million in 2017.

Natural Gas and Pipeline Segment

Revenue Revenue of the natural gas and pipeline segment amounted to RMB362,626 million in 2018, representing an increase of 22.6% as compared with RMB295,786 million in 2017, primarily due to the increase in the sales volume of natural gas.

Operating Expenses Operating expenses of the natural gas and pipeline segment amounted to RMB337,111 million in 2018, representing an increase of 20.4% as compared with RMB280,098 million in 2017, primarily due to the increase in the expenses for purchasing natural gas.

Profit from Operations In 2018, in the natural gas and pipeline segment, in line with the increased demand for natural gas in the domestic market, we optimized our marketing strategies, made great efforts to expand into the high-end and high-profitability market, and continued to enhance the value of our natural gas business chain. In 2018, we realized an operating profit of RMB25,515 million, representing an increase of 62.6% as compared with RMB15,688 million in 2017.

In 2018, the volume of imported natural gas and liquefied natural gas (LNG) increased substantially. We took active measures to control the loss arising from the imported natural gas, and recorded a net loss of RMB24,907 million in the sale of imported natural gas, representing an increase in loss of RMB960 million as compared to 2017. We will continue to adopt vigorous measures to control losses.

In 2018, our international operations realized revenue of RMB836,619 million, accounting for 35.5% of our total revenue. Profit before income tax expense amounted to RMB4,781 million. Our international operations maintained a healthy development with further improved operating ability.

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

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Consolidated Results of Operations

Overview

In 2017, our revenue was RMB2,015,890 million, representing an increase of 24.7% as compared with 2016. Net profit attributable to the owners of the company was RMB22,798 million, representing an increase of 190.2% as compared with 2016. Basic earnings per share were RMB0.12, representing an increase of RMB0.08 as compared with 2016.

Revenue Our revenue increased by 24.7% from RMB1,616,903 million in 2016 to RMB2,015,890 million in 2017. This increase was primarily due to (i) the increasing selling prices of the majority of oil and gas products and (ii) the increase in the sales volume.

The table below sets out the external sales volume and average realized prices for our major products in 2016 and 2017, respectively:

	Sales Volume (‘000 ton)			Average Realized Price (RMB/ton)
	2016	2017	Percentage of Change (%)	2016	2017	Percentage of Change (%)
Crude oil	100,108	114,930	14.8	1,881	2,392	27.2
Natural gas (hundred million cubic meters, RMB/’000 cubic meter)	1,928.73	1,989.59	3.2	1,099	1,235	12.4
Gasoline	62,406	65,293	4.6	5,725	6,386	11.5
Diesel	80,168	87,324	8.9	4,127	4,600	11.5
Kerosene	16,533	16,849	1.9	2,869	3,552	23.8
Heavy oil	22,952	23,395	1.9	1,892	2,380	25.8
Polyethylene	4,764	4,739	(0.5)	7,981	8,559	7.2
Lubricant	1,122	1,283	14.3	7,424	7,693	3.6

Note:

The sales volumes listed in the table above represent all of our external sales volumes. As the sales volume of urban gas was included in the sales volume of natural gas beginning in 2018, the sales volumes and average realized prices for 2016 and 2017 were retrospectively adjusted by applying the same approach.

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

Profit from Operations In 2017, in active response to the unfavorable condition of fiercer competition in the market, the marketing segment aimed for maximizing the overall results of the company. In domestic operations, we kept strengthening connection between production, sales and inventory management, optimized allocation of resources, enhanced cost and expense control, improved the integration of marketing and increased the profit from our non-oil business. In international trading, the marketing segment intensified the coordination and cooperation with domestic industrial chain, and optimized the import and export of oil and gas resources. In 2017, the marketing segment realized an operating profit of RMB8,279 million, representing a decrease of 25.1% as compared with RMB11,048 million in 2016.

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

Liquidity and Capital Resources

Our primary sources of funding include cash generated by operating activities and short-term and long-term borrowings. Our primary uses of funds were for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distributions of dividends to shareholders. Our payments to CNPC are limited to dividends and payments for services provided to us by CNPC. For the year ended December 31, 2018, we distributed as dividends 45% of our reported income for the year attributable to owners of the Company together with additional interim and final special dividends in return to our shareholders. See “Item 8 — Financial Information — Dividend Policy” for a discussion of factors which may affect the determination by our board of directors of the appropriate level of dividends.

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

We plan to fund the capital and related expenditures described in this annual report principally through cash from operating activities, short-term and long-term borrowings and cash and cash equivalents. Net cash flows from operating activities in the year ended December 31, 2018 was RMB351,565 million. As of December 31, 2018, we had cash and cash equivalents of RMB85,598 million. While each of the projects described in this annual report for which significant capital expenditures will be required is important to our future development, we do not believe that failure to implement any one of these projects would have a material adverse effect on our financial condition or results of operations. If the price of crude oil declines sharply in the future, it is likely that we would delay or reduce the scale of the capital expenditures for our exploration and production segment.

We currently do not have any outstanding options, warrants or other rights for any person to require us to issue any common stock at a price below its market value. We do not currently intend to issue any such rights or to otherwise issue any common stock for a price below its market value.

In addition, as of December 31, 2018, we did not have any transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect the liquidity or availability of or requirements for our capital resources.

The table below sets forth our cash flows for each of the years ended December 31, 2016, 2017 and 2018 and our cash equivalents at the end of each year.

	Year Ended December 31,
	2016	2017	2018
	(RMB in millions)
Net cash flows from operating activities	265,179	366,655	351,565
Net cash flows used for investing activities	(175,887)	(243,546)	(267,732)
Net cash flows used for financing activities	(67,007)	(94,725)	(123,515)
Currency translation difference	2,873	(3,538)	2,503
Cash and cash equivalents at year end	97,931	122,777	85,598

Our cash and cash equivalents decreased by 30.3% from RMB122,777 million as of December 31, 2017 to RMB85,598 million as of December 31, 2018.

Net Cash Flows from Operating Activities

Our net cash flows from operating activities amounted to RMB351,565 million for the year ended December 31, 2018, representing a decrease of 4.1% from RMB366,655 million for the year ended December 31, 2017. This was mainly due to a combined effect of the changes in inventories, receivables and payables and other working capital and the increase in taxes, employee fees during the reporting period. As of December 31, 2018, we had cash and cash equivalents of RMB85,598 million. Our cash and cash equivalents were mainly denominated in Renminbi and US Dollars (approximately 46.2% were denominated in Renminbi, approximately 49.1% were denominated in US Dollars, approximately 2.1% were denominated in HK Dollars and approximately 2.6% were denominated in other currencies).

Our net cash flows from operating activities amounted to RMB366,655 million for the year ended December 31, 2017, representing an increase of 38.3% from RMB265,179 million for the year ended December 31, 2016. This was mainly due to a combined effect of an increase in profit and strengthened management over inventories, payables and other working capital during the reporting period. As of December 31, 2017, we had cash and cash equivalents of RMB122,777 million. Our cash and cash equivalents were mainly denominated in Renminbi and US Dollars (approximately 57.8% were denominated in Renminbi, approximately 36.4% were denominated in US Dollars, approximately 4.9% were denominated in HK Dollars and approximately 0.9% were denominated in other currencies).

Our net cash flows from operating activities amounted to RMB265,179 million for the year ended December 31, 2016, representing an increase of 1.5% from RMB261,312 million for the year ended December 31, 2015. This was mainly due to a combined effect of a decrease in profit and the decrease in tax expenses during the reporting period. As of December 31, 2016, we had cash and cash equivalents of RMB97,931 million. Our cash and cash equivalents were mainly denominated in Renminbi and US Dollars (approximately 52.6% were denominated in US Dollars, approximately 44.3% were denominated in Renminbi, approximately 1.7% were denominated in HK Dollars and approximately 1.4% were denominated in other currencies).

Net Cash Flows Used for Investing Activities

Our net cash flows used for investing activities in 2018 amounted to RMB267,732 million, representing an increase of 9.9% from RMB243,546 million in 2017. The increase was primarily due to a combined effect of the adjustment of our investment plans based on the oil price trend and market changes and the increase in capital expenditures in 2018.

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

Net Cash Flows Used for Financing Activities

Our net cash flows used for financing activities in 2018 was RMB123,515 million, representing an increase of 30.4% from RMB94,725 million in 2017. This was primarily due to our efforts in optimizing our debt structure, the decrease in amount of debts and the decrease in new borrowings in 2018.

Our net cash flows used for financing activities in 2017 was RMB94,725 million, representing an increase of 41.4% from RMB67,007 million in 2016. This was primarily due to a combined effect of (i) our efforts in optimizing our financial arrangement and debt structure; (ii) the decrease in amount of debts and financing cost, (iii) the decrease in long-term borrowings in 2017, and (iv) the increase in balance of short-term borrowings as of December 31, 2017.

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

Our net borrowings as of December 31, 2016, 2017 and 2018 were as follows:

	As of December 31,
	2016	2017	2018
	(RMB in millions)
Short-term borrowings (including current portion of long-term borrowings)	143,384	175,417	137,738
Long-term borrowings	372,887	289,858	269,422

Total borrowings	516,271	465,275	407,160

Less: cash and cash equivalents	97,931	122,777	85,598

Net borrowings	418,340	342,498	321,562

Our total borrowings as of December 31, 2018 consisted of approximately 49.5% of fixed-rate loans and approximately 50.5% of floating-rate loans. Of our borrowings as of December 31, 2018, approximately 71.5% were denominated in Renminbi, approximately 26.2% were denominated in US Dollars and approximately 2.3% were denominated in other currencies.

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

Our debt to capital ratio (calculated by dividing interest-bearing debts by the aggregate of interest-bearing debts and shareholder’s equity) as of December 31, 2016, 2017 and 2018 was 27.3%, 25.2% and 22.4%.

As of December 31, 2018, the outstanding amount of our debts secured by CNPC and its subsidiaries and other third parties was RMB27,685 million.

Capital Expenditures and Investments

In 2018, we focused on the principles of quality and profitability for capital expenditures, continued to optimize our investment structure and control our overall capital expenditures, with a focus on the investment in upstream oil and gas projects in order to enhance our sustainable development capability. In 2018, our capital expenditures were RMB255,974 million, representing an increase of 18.4% from RMB216,227 million in 2017.

The table below sets forth our capital expenditures and investments by business segment for each of the years ended December 31, 2016, 2017 and 2018 as well as those anticipated for the year ending December 31, 2019. Actual capital expenditures and investments for periods after January 1, 2019 may differ from the amounts indicated below.

	2016		2017		2018		2019 Anticipated
	(RMB in millions)%		(RMB in millions)%		(RMB in millions)%		(RMB in millions)%
Exploration and production(1)	130,248	75.56	161,997	74.92	196,109	76.61	228,200	75.91
Refining and chemicals	12,847	7.45	17,705	8.19	15,287	5.97	38,800	12.91
Marketing	7,983	4.63	10,982	5.08	17,010	6.65	14,600	4.86
Natural gas and pipeline	20,340	11.80	24,529	11.34	26,502	10.35	17,800	5.92
Headquarters and others	968	0.56	1,014	0.47	1,066	0.42	1,200	0.40

Total	172,386	100.00	216,227	100.00	255,974	100.00	300,600	100.00

(1)

If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the exploration and production segment in 2016, 2017, 2018 and the estimates for the same in 2019 would be RMB139,135 million, RMB176,426 million, RMB206,256 million and RMB239,200 million, respectively.

As of December 31, 2018, the capital commitments contracted but not provided for were approximately RMB41,989 million.

Exploration and Production

A majority of our capital expenditures and investments relate to our exploration and production segment. For each of the three years ended December 31, 2016, 2017 and 2018, capital expenditures in relation to the exploration and production segment amounted to RMB130,248 million, RMB161,997 million and RMB196,109 million, respectively. In 2018, our capital expenditures were primarily used for the exploration projects in our 16 domestic oil and gas fields, construction of production facilities in our oil and gas fields, and the exploration and development projects in our five major overseas oil and gas cooperation regions.

We anticipate that the capital expenditures for our exploration and production segment in 2019 would amount to RMB228,200 million. Domestic exploration activities will be focused on the key basins such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin. Domestic development activities will be focused on a growth in the production of crude oil and natural gas by developing oil and gas fields in Daqing, Changqing, Liaohe, Xinjiang, Tarim and the Southwest region and enhancing the development of unconventional resources such as shale gas. Overseas operations will be aimed at continued cooperation with our current partners in the operation of the existing projects and the development of new projects in the Middle East, Central Asia, the Americas and the Asia-Pacific regions to ensure an effective growth of our reserves and production.

Refining and Chemicals

Our capital expenditures for our refining and chemicals segment for each of the years ended December 31, 2016, 2017 and 2018 were RMB12,847 million, RMB17,705 million and RMB15,287 million, respectively. In 2018, our capital expenditures were mainly spent on the construction of large-scale refining and chemicals facilities, including the projects of Liaoyang Petrochemical and Huabei Petrochemical and certain other oil product quality upgrading projects.

We anticipate that the capital expenditures for the refining and chemicals segment in 2019 would amount to RMB38,800 million, which are expected to be used primarily for the refining-chemical integration project of

Guangdong Petrochemical, Daqing Petrochemical’s project in relation to adjustment and upgrading of product structure, the large-scale refining-chemical projects of producing ethylene out of ethane in Changqing and Tarim, and certain refining-chemical transformation and upgrading projects.

Marketing

Our capital expenditures for our marketing segment for each of the years ended December 31, 2016, 2017 and 2018 were RMB7,983 million, RMB10,982 million and RMB17,010 million, respectively. Our capital expenditures for the marketing segment in 2018 were mainly used for the construction of service stations, storage facilities and other facilities for our sales network.

We anticipate that the capital expenditures for our marketing segment for the year of 2019 will amount to RMB14,600 million, which are expected to be used primarily for the construction and expansion of refined oil sales networks and the construction of the overseas oil and gas operation centers.

Natural Gas and Pipeline

Our capital expenditures for the natural gas and pipeline segment for each of the three years ended December 31, 2016, 2017 and 2018 were RMB20,340 million, RMB24,529 million and RMB26,502 million, respectively. Our capital expenditures for the natural gas and pipeline segment in 2018 were mainly used for construction projects including the Fujian-Guangdong branch line of the Third West-East Gas Pipeline, the north section of the China-Russia East Natural Gas Pipeline, the Second China-Russia Crude Oil Pipeline and the Jinzhou-Zhengzhou Refined Oil Pipeline.

We anticipate that our capital expenditures for the natural gas and pipeline segment in 2019 will amount to approximately RMB17,800 million, which are expected to be used primarily for the construction of key natural gas transmission projects such as the China-Russia East Natural Gas Pipeline, Fujian-Guangdong branch of the Third West-East Gas Pipeline, the LNG equipment and other facilities for peak regulation, storage and transportation, the natural gas interconnection projects, as well as the construction of gas branches and sales terminals.

Headquarters and Others

Our non-segment-specific capital expenditures and investments for each of the years ended December 31, 2016, 2017 and 2018 were RMB968 million, RMB1,014 million and RMB1,066 million, respectively, which were primarily used for research activities and development of the IT system.

Our anticipated capital expenditures for the headquarters and others in 2019 will amount to RMB1,200 million. These planned capital expenditures and investments mainly include capital expenditures for scientific research activities and the development of the IT system.

Off-Balance Sheet Arrangements

As of December 31, 2018, there were no off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

The tables below set forth our long-term contractual obligations outstanding as of December 31, 2018.

	Payment Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(RMB in millions)
Long-term debt	344,792	75,370	178,543	52,865	38,014
Capital lease obligations	1,165	138	253	254	520
Operating leases	227,935	12,664	20,477	18,745	176,049
Capital commitments	41,989	7,936	34,025	28	—
Other long-term obligations	—	—	—	—	—
Debt-related interest	35,693	11,460	13,626	4,742	5,865

Total	651,574	107,568	246,924	76,634	220,448

We are obligated to make annual payment with respect to our exploration and production licenses to the Ministry of Natural Resources. The table below sets forth the estimated amount of the annual payments in the next five years:

Year	Annual Payment
(RMB in millions)
2019	800
2020	800
2021	800
2022	800
2023	800

Assets Retirement Obligation

A number of provinces and regions in which our oil and gas exploration and production activities are located have promulgated environmental protection regulations, which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. We have established standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of these provincial and regional regulations. As of December 31, 2018, the balance of assets retirement obligation was RMB132,780 million.

Research and Development

We have a research and development management department, directly under which there are three research institutions. Except for our branch companies which are engaged in marketing activities, each of our branch companies has its own research and development management department. Most of our branch companies have their own research institutions. Our research and development management departments are mainly responsible for managing and coordinating the research and development activities conducted by each of the research institutions. As of December 31, 2018, we had 39,377 employees in our research and development departments and institutions.

In each of the years ended December 31, 2016, 2017 and 2018, our total expenditures for research and development were approximately RMB17,565 million, RMB18,601 million and RMB21,045 million, respectively.

Exploration and Production

Most of China’s major oil and gas fields are characterized by a broad range of geological conditions, and a majority of China’s oil and gas fields are in continental sedimentary basins with complex structures. Our research and development efforts with respect to our exploration and production business focus on:

•	theories and technologies of crude oil and natural gas exploration;

•	oil and gas development theories and technologies;

•	engineering technologies and equipment;

•	theories and technologies for oil and gas storage and transportation; and

•	technologies for security, energy conservation and environmental protection.

Refining and Chemicals

Currently, our research and development efforts in the refining and chemicals segment are focusing on the following areas:

•	technologies for clean refined oil products;

•	technologies for unqualified heavy oil processing;

•	refining-chemical integration technologies;

•	technologies for production of olefin aromatics;

•	technologies for new products of synthetic resin and synthetic rubber;

•	new catalyst and catalytic materials; and

•	technologies for safety, energy saving and environmental protection.

Trend Information

In 2019, the global economy is expected to recover slowly with the economic environment still facing risks and challenges. As supply and demand in the global oil market eases, international oil prices are likely to demonstrate a wide-range of volatility and remain uncertain to a large extent. China’s economy is expected to stay within a reasonable ambit and the consumption demand for oil and gas in China is expected to maintain growth momentum generally while the consumption of natural gas in particular is expected to continue on a fast track. Given a series of favorable policies, such as the expedited implementation of structural reform on the oil and gas sector, formulation of rules for a fair, open and transparent market and build-up of a business environment based on the rule of law, as well as tax and duty cuts on an even larger scale, a fairer market environment will be nurtured which is expected to facilitate our long-term business development. We will continue to adhere to our steady development guidelines, insist on quality-based business development, fully implement our four major strategies regarding resources, market, globalization and innovation, continue to optimize the structure of our industry chain, improve the value of our oil and gas business chains, and vigorously intensify measures to broaden our sources of income and to reduce expenditure as well as cut costs and enhance efficiency, in an effort to maintain a steady and positive improvement of our production and operations, and continue to improve our market competitiveness and corporate value.

In respect of exploration and production, we will insist on efficient exploration and development at a low cost, and make great efforts to increase reserves and production as well as improve profitability. With regards to our oil and gas exploration, we aim to explore large-scale and high quality reserves, strengthen centralized exploration and precise exploration of major basins and key series and strata, promote comprehensive exploration of resources including tight oil and gas, shale oil and gas and coalbed methane to consolidate the resource base, and strive to acquire mineable reserves with economies of scale. With respect to our oil and gas production, we will, on the basis of stable output of oil and increase of gas, carry out construction of key projects to increase our production capacity, endeavor to ensure stable production in existing oil fields and start-up of new projects, both in pursuit of efficiency and profitability, focusing on optimization, arrangement and adjustment of development plans, achieve lean manufacturing driven by innovation and a balance between production and efficiency, advance unconventional oil and gas businesses such as coalbed methane and shale gas in an orderly manner and endeavor to increase both production and efficiency.

In respect of refining and chemicals, we will, taking into account efficiency, resources and market conditions, make scientific and reasonable arrangements for processing load, continue to optimize resource allocation and product structure, in order to achieve the most efficient utilization of resources and to maximize overall value. In respect of the refining business, we will endeavor to ensure a reasonable diesel-gasoline ratio, increase production of high-profitability and featured products; in respect of the chemical business, we will, in consideration of the market cycle, broaden sources of quality chemical raw materials, accelerate research and development on new products needed by the market, enhance the proportion of products that are high-end, high value-added and high profitability.

In respect of sales of chemical products, we will proceed with an in-depth study of marketing strategy, to try to optimize our geographic deployment, explore the high-end market and push ahead the strategy of “Internet + Marketing”. We will continue to push forward transformation and upgrading of our oil refining and chemical business, accelerate structural adjustment and optimization, and steadily level up the efficiency in our business operations. In respect of sales, we will delve deep in our market survey and our analysis of the competitive trends to increase our market share in specific segments, enhance efficiency and carry out a flexible competitive strategy. We will stress the core role of oil stations and expedite our efforts to establish a group of oil stations that are demonstration class and meet the 3.0 standards. Meantime, we will enhance cross-over consolidation of service, goods, internet and financing functions and implement innovative initiatives with respect to well-integrated marketing, strengthened mutual promotion between oil and non-oil businesses, and enhanced innovation at terminals.

In respect of natural gas and pipeline, we will devote efforts to optimize our resources and terminal sales in order to improve the value of the natural gas industry chain. We will coordinate resources domestic and abroad, enhance the start-up of major domestic gas fields, and import resources from abroad according to market demand. By leveraging platforms such as our trading center and entering into more online transactions through the bidding process, we will also step up our pace in exploring the high-end market, optimizing sales targets, and striving to maintain a stable market share. We will continue to push forward the construction of key pipelines and reinforce the construction of natural gas branches and terminal facilities.

In respect of international operations, we will continue to improve the strategic layout of the five major overseas oil and gas cooperation zones, the four major strategic oil and gas channels and the three major oil and gas operation hubs, further integrate resources and adjust structures, and increase operation efficiency as well as profitability. We will enhance strategic cooperation, emphasize the exploration and development of existing key projects and high-profitability projects, and endeavor to push ahead efficient and quality-based development of our oil and gas business operation outside China. We will leverage on the synergy and cooperation between international trading and production and sales, make overall arrangements for import and export structures as well as domestic and foreign resources, improve trading channels and our marketing network, and improve our capability to allocate resources and create profits.

Other than as disclosed above and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the periods covered in this annual report that are reasonably likely to have a material adverse effect on our net revenue, profit, liquidity or capital resources, or that would cause the disclosed financial information to be misleading.

Other Information

Inflation

Inflation or deflation did not have a significant impact on our results of operations for the year ended December 31, 2018.

Related Party Transactions

For a discussion of related party transactions, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” and Note 38 to our consolidated financial statements included elsewhere in this annual report.

Recent Developments in IFRS

For a detailed discussion of recent developments in IFRS, see Note 3 to our consolidated financial statements.

Item 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors, Senior Management and Supervisors

As of the date of this report, our board of directors consisted of 10 directors, five of whom were independent non-executive directors. Directors are elected at shareholder meetings for three-year term. The directors may be re-elected and re-appointed upon the expiration of his/her term of office. The functions and duties conferred on the board of directors include:

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

Five of the directors are affiliated with CNPC or its subsidiaries.

The PRC Company Law requires a joint stock company with limited liability to establish a supervisory committee. This requirement is reflected in our articles of association. The supervisory committee is responsible for monitoring our financial matters and overseeing the corporate actions of our board of directors and our senior management personnel. At the end of this reporting period, the supervisory committee consisted of nine supervisors, five of whom were elected, and may be removed, by the shareholders in a general meeting, and four of whom are employees representatives who were elected by our staff, and may be removed, by our staff. Five of our supervisors are affiliated with CNPC. The term of office of our supervisors is three years. The supervisors may be re-elected and re-appointed. An elected supervisor cannot concurrently hold the position of a director, president, senior vice president, vice president or chief financial officer in our company.

The supervisory committee shall be responsible to the shareholders’ meeting and shall exercise the following functions and powers in accordance with law:

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

The following table sets forth certain information concerning our directors, supervisors and executive officers as of the date of this report:

Name(1)	Age	Position	Time of Election(2)
Wang Yilin	62	Chairman of the Board of Directors	June 2015
Liu Yuezhen	57	Non-executive Director	May 2014
Liu Hongbin	55	Non-executive Director	May 2014
Hou Qijun	52	Executive Director and President	June 2017
Duan Liangwei	51	Non-executive Director	June 2017
Lin Boqiang	61	Independent Non-executive Director	May 2014
Zhang Biyi	65	Independent Non-executive Director	October 2014
Elsie Leung Oi-sie	79	Independent Non-executive Director	June 2017
Tokuchi Tatsuhito	66	Independent Non-executive Director	June 2017
Simon Henry	57	Independent Non-executive Director	June 2017
Xu Wenrong	57	Chairman of the Supervisory Committee
Zhang Fengshan	57	Supervisor
Jiang Lifu	55	Supervisor
Lu Yaozhong	53	Supervisor
Wang Liang	56	Supervisor
Fu Suotang	56	Supervisor appointed by employees’ representatives
Li Jiamin	55	Supervisor appointed by employees’ representatives
Liu Xianhua	55	Supervisor appointed by employees’ representatives
Li Wendong	54	Supervisor appointed by employees’ representatives
Sun Longde	56	Vice President
Wu Enlai	58	Secretary to the Board of Directors
Li Luguang	56	Vice President
Tian Jinghui	56	Vice President
Chai Shouping	57	Chief Financial Officer
Ling Xiao	55	Vice President
Yang Jigang	55	Vice President
Wang Zhongcai	59	Vice President

(1)	The following changes have taken place to our board of directors, supervisors and senior management since our last annual report:

On June 5, 2018, Mr. Zhang Jianhua was appointed as the president of the Company and Mr. Li Luguang was appointed as a vice president of the Company. Mr. Lin Aiguo resigned from the position of chief engineer due to age.

On June 7, 2018, Mr. Yu Baocai resigned from the position as a director of the Company and a member of the evaluation and remuneration committee due to position adjustment.

On November 14, 2018, Mr. Zhang Jianhua resigned from the position as a vice-chairman, executive director and president of the Company and a member of the investment and development committee of the Company due to position adjustment.

On March 21, 2019, Mr. Hou Qijun was appointed as the president of the Company.

On April 15, 2019, Mr. Qin Weizhong resigned from the position as a director of the Company and a member of the health, safety and environment committee of the Company due to position adjustment.

(2)	For directors only.

Directors

Wang Yilin, age 62, is the chairman of our company, the chairman of CNPC and the secretary of the Communist Party of China (“CPC”) Leadership Group of CNPC. Mr. Wang is a professor-level senior engineer and holds a doctorate degree. He has extensive work experience in China’s oil and gas industry. Mr. Wang was appointed as the standing member of the CPC Committee, deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau in June 1996, and the general manager and secretary of the CPC Committee of our Xinjiang Oilfield Company in September 1999. He served as the assistant general manager of CNPC since July 2003. Mr. Wang was appointed as a deputy general manager and a member of the CPC Leadership Group of CNPC in December 2003. From July 2004, he worked concurrently as the chief safety officer of CNPC. He was a director of our company from November 2005 to April 2011. From April 2011, Mr. Wang was the chairman of CNOOC, the secretary of the CPC Leadership Group of CNOOC and the chairman of CNOOC Limited. Mr. Wang was appointed as the chairman of CNPC and the secretary of the CPC Leadership Group of CNPC in April 2015, and the chairman of our company in June 2015.

Liu Yuezhen, age 57, is a director of our company and the chief accountant and a member of the CPC Leadership Group of CNPC. Mr. Liu is a researcher-level senior accountant, holds a master’s degree and has extensive financial and accounting experience. He served as deputy general manager and chief accountant of AVIC Jianghan Aviation Life-saving Appliance Corporation since March 1996. In February 2000, he was promoted to general manager of Jianghan Aviation Life-saving Appliance Corporation and concurrently served as the director of the 610 Research Institute. Mr. Liu served as the chairman of the board of directors and general manager of AVIC Beijing Qingyun Aviation Instruments Co., Ltd. from May 2003 and as the chief accountant and a member of the CPC Leadership Group of CASIC (Group) Company from November 2006. Mr. Liu has been the chief accountant and a member of the CPC Leadership Group of CNPC since December 2013. Mr. Liu was appointed as a director of our company in May 2014.

Liu Hongbin, age 55, is a director of our company and a deputy general manager and a member of the CPC Leadership Group of CNPC. Mr. Liu is a senior engineer, holds a bachelor’s degree and has extensive work experience in China’s oil and gas industry. He was appointed as the chief engineer of Tuha Petroleum Exploration & Development Headquarters in June 1995, a deputy general manager and a member of the CPC Committee of PetroChina Tuha Oilfield Company in July 1999, the commander and deputy secretary of the CPC Committee of Tuha Petroleum Exploration & Development Headquarters in July 2000, the general manager of the Planning Department of our company in March 2002, and the director of the Planning Department of CNPC in September 2005. Mr. Liu was appointed as a vice president of our company in June 2007. He was appointed as the general manager and secretary of the CPC Committee of PetroChina Marketing Company in November 2007. In July 2013, he was appointed as a deputy general manager and a member of the CPC Leadership Group of CNPC. Mr. Liu was appointed as an executive director and general manager of Daqing Oilfield Company Ltd. in August 2013. Mr. Liu was appointed as a director of our company in May 2014.

Hou Qijun, age 52, is a director and the president of our company, and concurrently the deputy general manager of CNPC. Mr. Hou is a professor-level senior engineer and holds a doctorate degree. He has extensive work experience in China’s oil and gas industry. He served as a director, deputy general manager and a member of the CPC Committee of Daqing Oilfield Company Limited since October 2002. He served as the general manager and deputy secretary of the CPC Committee of Jilin Oilfield Company from October 2004, and concurrently an executive director and the general manager of Jilin Petroleum (Group) Company Limited from July 2007. He served as the secretary of the CPC Committee and deputy general manager of PetroChina Natural

Gas and Pipelines Company from September 2011, and concurrently a deputy general manager of PetroChina Natural Gas Marketing Company from November 2011. He served concurrently as the director of PetroChina Oil & Gas Pipeline Control Center from March 2012. He served as the general manager of the Planning Department of the company and concurrently the general manager of the Planning Department of CNPC from November 2013. He was appointed as a deputy general manager of CNPC in March 2017. Mr. Hou has served concurrently as the general manager and deputy secretary of the CPC Committee of PetroChina Exploration and Production Company from April 2017. In June 2017, he was appointed as a director and vice president of our company. Mr. Hou was appointed as the president of our company in March 2019.

Duan Liangwei, age 51, is a director of our company, and concurrently a deputy general manager and the chief safety officer of CNPC. Mr. Duan is a professor-level senior engineer and holds a doctorate degree. He has extensive work experience in China’s petrochemical industry. From February 2006, Mr. Duan served as a deputy general manager, the chief safety officer and a member of the CPC Committee of Jilin Petrochemical Company. From March 2010, he served concurrently as the general manager of Jilin Fuel Ethanol Company Limited. From September 2011, he served as the general manager of Dagang Petrochemical Company. From July 2013, he served as the general manager and the deputy secretary of the CPC Committee of PetroChina Dalian Petrochemical Company, the manager of Dalian Petrochemical Corporation, and the director of Dalian Regional Companies Coordination Group. He was appointed as a deputy general manager of CNPC in March 2017. Mr. Duan has served concurrently as the chief safety director of CNPC since April 2017. Mr. Duan was appointed as a director of our company in June 2017.

Independent Non-executive Directors

Lin Boqiang, age 61, is an independent non-executive director of our company. Mr. Lin holds a doctorate degree in economics from the University of California. He was formerly a senior energy economist at the Asian Development Bank, and is currently working at Xiamen University in such capacity as a Distinguished Professor of the Changjiang Scholars Program at the School of Management, the director of Research Institute for China’s Energy Policy, the director of 2011 Collaborative Innovation Center for Energy Economics and Energy Policy, and a doctoral advisor. Mr. Lin is a member of the National Energy Consultation Committee under the National Energy Commission, a member of the Energy Price Consultation Committee under the National Development and Reform Commission, a guest economic analyst of Xinhua News Agency, a guest commentator of China National Radio, the vice-chairman of China Energy Society, and a member of the Board of Stewards of Future of Energy of the World Economic Forum based in Davos Switzerland. Mr. Lin was elected as an independent non-executive director of our company in May 2014.

Zhang Biyi, age 65, is an independent non-executive director of our company. Mr. Zhang is a senior accountant. He graduated from the department of finance and banking from Xiamen University in February 1982. He served as the head of the Enterprise Division, assistant to the director, and deputy director of the Finance Bureau at China Ship Industry Corporation. In July 1999, Mr. Zhang was appointed as a deputy general manager of China Shipbuilding Industry Corporation, and he served as deputy general manager and chief accountant of China Shipbuilding Industry Corporation from December 2004 to February 2014. From March 2008 to January 2010, he also served concurrently as the general manager of China Shipbuilding Industry Company Ltd. Mr. Zhang was elected as an independent non-executive director of our company in October 2014.

Elsie Leung Oi-sie, age 79, is an independent non-executive director of our company. She is a consultant of Iu, Lai & Li Solicitors & Notaries, and an independent non-executive director of China Life Insurance Company Limited, United Company RUSAL, Plc. and China Resources Power Holdings Co., Ltd. Ms. Leung obtained her LLM degree from the University of Hong Kong, and is an academician of College of International Marriage Law. She holds the practicing qualifications for attorney of Hong Kong and Britain. Ms. Leung was the first Secretary for Justice of the Hong Kong Special Administrative Region, a member of Executive Council of HKSAR and the Deputy Director of Hong Kong Basic Law Committee of the Standing Committee of the National People’s Congress of the PRC. Ms. Leung was appointed as the Justice of the Peace, the Notary Public, and the China-Appointed Attesting Officer, and was awarded a Grand Bauhinia Medal. Ms. Leung was appointed as a non-executive independent director of our company in June 2017.

Tokuchi Tatsuhito, age 66, is an independent non-executive director of our company. He is also the executive director & research fellow of the Center for Industrial Development and Environment Governance (CIDEG), Tsinghua University, the senior fellow of Rebuild Japan Initiative Foundation, and the member & experts adviser to the Foreign Advisory Committee of State Administration of Foreign Experts Affairs of the PRC. Mr. Tokuchi graduated from the Department of Chinese Language and Literature, Peking University, and received his master’s degree in East Asian Economy from the Center for East Asian Studies of Stanford University. He previously held such positions as the general manager of Investment Banking Division of Daiwa Securities SMBC Co., Ltd., the president of Daiwa Securities Singapore Limited, the Executive Vice President of Daiwa Securities (Hong Kong) Inc. in charge of investment banking business, a vice president of Daiwa Securities (America) Inc., the vice chairman of Singapore Investment Banking Association, and a deputy general manager, managing director, general manager, and Investment Banking Committee chairman of CITIC Securities Co., Ltd. In 2009, Mr. Tokuchi was awarded the China Friendship Award, China’s highest award for foreigners. Mr. Tokuchi was appointed as a non-executive independent director of our company in June 2017.

Simon Henry, age 57, is an independent non-executive director of our company. He is a fellow of the UK Chartered Institute of Management Accountants, and has extensive experience in the areas of finance management, strategic planning, marketing, and investor relations. Mr. Henry obtained a first class Bachelor’s degree in mathematics from Cambridge University in 1982 and was awarded a Master’s degree in 1986 by Cambridge. He joined Royal Dutch Shell in 1982. He worked for 8 years until March 2017 as the Chief Finance Officer and an executive director of the Board of Royal Dutch Shell. He now serves as a non-executive director and the chairman of the audit committee of the board of directors of Lloyds Banking Group and as a non-executive director of Rio Tinto plc. In addition, Mr. Henry is currently a member of the UK Defense Board. Mr. Henry was appointed as a non-executive independent director of our company in June 2017.

Supervisors

Xu Wenrong, age 57, is the chairman of the supervisory committee of our company and a deputy secretary of the CPC Leadership Group and deputy general manager of CNPC. Mr. Xu is a professor-level senior engineer and holds a doctorate degree. Mr. Xu has extensive work experience in China’s oil and gas industry. Mr. Xu served as a deputy director of Bureau of Geophysical Prospecting of CNPC from November 1997, the director and deputy secretary of the CPC Committee of the Bureau of Geophysical Prospecting of CNPC from December 1999, and the vice chairman of the board of directors, general manager and deputy secretary of the CPC Committee of BGP Inc. from December 2002. He was appointed as an assistant president of CNPC in January 2004, and from September 2005 Mr. Xu concurrently served as the director general of the Development and Research Department of CNPC, and the chairman of CNPC Services & Engineering Ltd from June 2006. He served as a member of the CPC Leadership Group and chief of the Discipline Inspection Group of China Shipping (Group) Company from May 2011. He was appointed as a director of China Shipping (Group) Company in October 2011. He served concurrently as the principal of China Shipping Party School from December 2011, and the chairman of the Labor Union of China Shipping (Group) Company from January 2012. He served concurrently as the president of China Shipping Management Cadre College from May 2013. He was appointed as a deputy general manager, a member of the CPC Leadership Group and chief of Discipline Inspection Group of China Shipping (Group) Company in February 2014. He served as a deputy general manager and member of the CPC Leadership Group of CNPC from January 2016. He was appointed as a deputy secretary of the CPC Leadership Group and deputy general manager of CNPC in November 2016. He was appointed as a director of our company in May 2016. Mr. Xu was appointed as a member and the chairman of the supervisory committee of our company in June 2017.

Zhang Fengshan, age 57, is a supervisor and the chief safety officer of our company and the general manager of our Quality, Security and Environmental Protection Department. He is concurrently the deputy chief safety officer of CNPC, the general manager of Quality, Security and Environmental Protection Department of CNPC and the director of the Security, Environmental Protection Supervision Center of CNPC. Mr. Zhang is a professor-level senior engineer, holds a master’s degree and has extensive experience in China’s oil and gas industry. He was appointed as a deputy director and a standing member of the CPC Committee of Liaohe Oil Exploration Bureau in July 2000, the safety director of Liaohe Oil Exploration Bureau in May 2002, the director and deputy secretary of the CPC Committee of Liaohe Petroleum Exploration Bureau in August 2004 and in February 2008, the general manager and deputy secretary of the CPC Committee of Great Wall Drilling and Exploration Company Ltd., where he also served as an executive director from July 2008. Mr. Zhang has been the general manager of the Security, Environment, and Energy Conservation Department of our company and of CNPC since June 2012. In July 2014, Mr. Zhang was appointed as the chief safety officer of our company and the deputy chief safety officer of CNPC. In December 2015, Mr. Zhang was appointed as the director of the Security, Environmental Protection Supervision Center of CNPC. In December 2016, Mr. Zhang was appointed as the general manager of our Quality, Security and Environmental Protection Department and the general manager of the Quality, Security and Environmental Protection Department of CNPC. Mr. Zhang was appointed as a supervisor of our company in May 2014.

Jiang Lifu, age 55, is a supervisor of our company, the general manager of our Reform and Enterprise Management Department and the general manager of the Reform and Enterprise Management Department of CNPC. Mr. Jiang is a professor-level senior economist, holds a doctorate degree and has extensive work experience in China’s oil and gas industry. He was appointed as a deputy general manager of our Capital Operation Department in August 2003, a deputy director of CNPC’s Planning Department in May 2005, a deputy general manager of our Planning Department in June 2007 and a deputy director of CNPC’s Planning Department. Since April 2014, Mr. Jiang has been the general manager of the Enterprise Management Department of our company and the general manager of the Enterprise Management Department of CNPC. In April 2015, Mr. Jiang was appointed as the general manager of our Reform and Enterprise Management Department and the general manager of the Reform and Enterprise Management Department of CNPC. Mr. Jiang was elected as a supervisor of our company in October 2014.

Lu Yaozhong, age 53, is a supervisor of our company, the general manager of our Capital Operation Department, and the general manager of the Capital Operation Department of CNPC. Mr. Lu is a professor-level senior accountant and holds a master’s degree. He has extensive work experience in China’s oil and gas industry. He served as the chief accountant and a member of the CPC Committee of PetroChina Kazakhstan Company from December 2009 and the chief accountant of Overseas Exploration and Development Branch Company of China National Oil and Gas Exploration and Development Corporation from August 2013. Mr. Lu has served as the general manager of the Capital Operation Department of our company and concurrently the general manager of the Capital Operation Department of CNPC since April 2017. Mr. Lu was appointed as a supervisor of our company in June 2017.

Wang Liang, age 56, is a supervisor of our company, the general manager of our Audit Department, and concurrently the general manager of the Audit Department, and the director and deputy secretary of the CPC Committee of the Audit Service Center of CNPC. Mr. Wang is a professor-level senior accountant and holds a bachelor’s degree. He has extensive work experience in China’s oil and gas industry. He served as a director, chief accountant and member of the CPC Committee of CNPC Offshore Engineering Company Limited from January 2005, a member of the CPC Leadership Group and deputy director of Liaoning Provincial Finance Department from April 2006, the chairman of the board of directors Generali China Insurance Co., Ltd. from April 2007, the chief accountant and a member of the CPC Committee of CNPC Chuanqing Drilling Engineering Company Limited from February 2008, the general manager and deputy secretary of the CPC Committee of CNPC Assets Management Co., Ltd. from October 2009, the chairman of the board of directors, general manager, and deputy secretary of the CPC Committee of Kunlun Trust Co., Ltd. from March 2014, the chairman of the board of directors, secretary of the CPC Committee, secretary of the discipline inspection commission, and chairman of the Labor Union of CNPC Assets Management Co., Ltd. from July 2014, and the secretary of the CPC Committee, secretary of the Discipline Inspection Commission, chairman of the Labor Union and deputy general manager of China Petroleum Finance Co., Ltd. from July 2016. In May 2017, he was appointed as the general manager of our Audit Department, and concurrently the general manager of the Audit Department of CNPC, the director and secretary of the CPC Committee of the Audit Service Center of CNPC. In November 2017, he was appointed as the general manager of our Audit Department, the general manager of the Audit Department of CNPC, the director and deputy secretary of the CPC Committee of the Audit Service Center of CNPC. Mr. Wang was appointed as a supervisor of our company in October 2017.

Fu Suotang, age 56, is an employee representative supervisor of our company. He is also the general manager and the secretary of the CPC Committee of PetroChina Changqing Oilfield Company, and the director and general manager of Changqing Petroleum Exploration Bureau. Mr. Fu is a professor-level senior engineer and holds a doctorate degree. He has extensive work experience in China’s oil and gas industry. He served as the chief geologist and member of the CPC Committee of PetroChina Qinghai Oilfield Company from April 2007. He served as the general manager and deputy secretary of the CPC Committee of PetroChina Qinghai Oilfield Company and concurrently the director of Qinghai Petroleum Management Bureau from April 2014. In April 2017, he was appointed as the general manager and deputy secretary of the CPC Committee of PetroChina Changqing Oilfield Company and concurrently the director of Changqing Petroleum Exploration Bureau. In April 2018, he was appointed the general manager and the secretary of the CPC Committee of PetroChina Changqing Oilfield Company, and concurrently the executive director and general manager of Changqing Oilfield Exploration Bureau. Mr. Fu was appointed as an employee representative supervisor of our company in June 2017.

Li Jiamin, age 55, is an employee representative supervisor of our company. He is also the general manager and the secretary of the CPC Committee of PetroChina Lanzhou Petrochemical Company, and the executive director and general manager of Lanzhou Petroleum & Chemical Company. Mr. Li is a professor-level senior engineer and holds a master’s degree. He has extensive work experience in China’s oil and petrochemical industry. He was appointed as a deputy general manager, chief security officer and member of the CPC Committee of Lanzhou Petroleum & Chemical Company in August 2004. He was appointed as the general manager and deputy secretary of the CPC Committee of PetroChina Lanzhou Petrochemical Company and the general manager Lanzhou Petroleum & Chemical Company in March 2012. In November 2017, he was appointed the general manager and the secretary of the CPC Committee of PetroChina Lanzhou Petrochemical Company, and the executive director and general manager of Lanzhou Petroleum & Chemical Company. Mr. Li was appointed as an employee representative supervisor of our company in May 2014.

Liu Xianhua, age 55, is an employee representative supervisor of our company. He is also the general manager and deputy secretary of the CPC Committee of PetroChina Liaoning Marketing Company and the executive director and general manager of CNPC Liaoning Petroleum Marketing Company. Mr. Liu is a professor-level senior economist and holds a master’s degree. He has extensive work experience in China’s oil and petrochemical industry. In May 2005, he was appointed as the general manager and deputy secretary of the CPC Committee of PetroChina Shandong Marketing Company. In March 2012, he was appointed as the general manager and deputy secretary of the CPC Committee of PetroChina Northeast Marketing Company. In December 2015, he was appointed as the general manager and deputy secretary of the CPC Committee of PetroChina Liaoning Marketing Company, and the general manager of CNPC Liaoning Petroleum Corporation. In November 2017, he was appointed the general manager and deputy secretary of the CPC Committee of PetroChina Liaoning Marketing Company and the executive director and general manager of CNPC Liaoning Petroleum Marketing Company. Mr. Liu was appointed as an employee representative supervisor of our company in May 2016.

Li Wendong, age 54, is an employee representative supervisor of our company. He is also the chairman, general manager and the secretary of the CPC Committee of Beijing Natural Gas Pipelines Company. Mr. Li is a professor-level senior engineer and holds a master’s degree. He has extensive work experience in China’s oil and gas industry. In January 2006, he was appointed as a deputy director and a member of the CPC Committee of China Petroleum Pipeline Bureau. In August 2011, he was appointed as the secretary of the CPC Committee, the secretary of the Discipline Inspection Commission, the chairman of the Labor Union and deputy general manager of PetroChina West Pipelines Company. In November 2013, he was appointed as the general manager, the secretary of the CPC Committee, the secretary of the Discipline Inspection Commission and the chairman of the Labor Union of PetroChina West Pipeline Company, and the general manager of PetroChina West-East Natural Gas Sales Company. Since March 2016, he has served as the general manager and secretary of the CPC Committee of PetroChina West-East Natural Gas Transmission Pipelines Company, and the general manager of PetroChina West-East Natural Gas Sales Company. In April 2018, he was appointed as the general manager and the secretary of the CPC Committee of Beijing Natural Gas Pipelines Company. In October 2018, he was appointed as the chairman, general manager and the secretary of the CPC Committee of Beijing Natural Gas Pipelines Company. Mr. Li was appointed as an employee representative supervisor of our company in May 2016.

Other Senior Management

Sun Longde, age 56, is a vice president of our company. He is also an executive director and the secretary of the CPC Committee of Daqing Oilfield Company Ltd., an executive director and the general manager of Daqing Petroleum Administration Bureau Co., Ltd. Mr. Sun is a professor-level senior engineer and holds a doctorate degree. He has extensive work experience in China’s oil and geological industry. He was appointed as the manager of Exploration & Development Company of the Shengli Petroleum Administration Bureau in September 1997, the chief geologist and a member of the CPC Committee of Tarim Petroleum Exploration & Development Headquarters in November 1997, a deputy general manager and a member of the CPC Committee of PetroChina Tarim Oilfield Company in September 1999, and the general manager and secretary of the CPC Committee of PetroChina Tarim Oilfield Company in July 2002. He was elected as an academician to the Chinese Academy of Engineering in December 2011. In April 2014, Mr. Sun was appointed as the director of the consultancy center of CNPC. In July 2015, Mr. Sun was appointed as the general manager of our Science and Technology Management Company and the general manager of the Science and Technology Department of CNPC. He was appointed as an executive director and the general manager of Daqing Oilfield Company Ltd., the director of Daqing Petroleum Administration Bureau, and a deputy secretary of the CPC Committee of Daqing Oilfield in March 2016. In October 2018, he was appointed as an executive director and the secretary of the CPC Committee of Daqing Oilfield Company Ltd., an executive director and the general manager of Daqing Petroleum Administration Bureau Co., Ltd. Mr. Sun was appointed as a vice president of our company in June 2007.

Li Luguang, age 56, is a vice president of our company, and the general manager and vice Party secretariat of our Exploration and Production Branch. Mr. Li is a professor-level senior engineer and holds a doctor degree. He has extensive working experience in China’s oil and gas industry. He served as the deputy general manager and Party member of Southwest Oil and Gas Field Branch from September 1999, the general manager and vice Party secretariat of Southwest Oil and Gas Field Branch from September 2003, the general manager and Party secretariat of Southwest Oil and Gas Field Branch from November 2005, assistant to the general manager of CNPC from April 2014, concurrently as the general manager and vice secretariat of the CPC committee of Tarim Oilfield Branch from October 2016, and the general manager and secretariat of the CPC committee of Tarim Oilfield Branch from April 2017, the general manager and vice Party secretariat of Exploration and Production Branch from April 2018. Mr. Li was appointed as a vice president of our company in June 2018.

Tian Jinghui, age 56, is a vice president of our company, and an executive director and secretary of the CPC Committee of PetroChina International Company Ltd., and the chairman of China National United Oil Corporation. Mr. Tian is a professor-level senior economist and holds a master’s degree. He has extensive experience in China’s oil and gas industry. In May 1998, he was appointed as the chief of the Preparatory Group of PetroChina Northwest Marketing Company. He was appointed as a deputy general manager and member of the CPC Committee of our Refining & Marketing Company from December 1999, a deputy general manager, chief safety officer and member of the CPC Committee of PetroChina Marketing Company from November 2007. In June 2009, he was appointed as the secretary of the CPC Committee and deputy general manager of PetroChina Marketing Company. In August 2013, he was appointed as the general manager and secretary of the

CPC Committee of PetroChina Marketing Company. In April 2017, Mr. Tian was appointed as the general manager and deputy secretary of the CPC Committee of PetroChina Marketing Company, an executive director of the board of directors and secretary of the CPC Committee of PetroChina International Company Ltd., and the chairman of China National United Oil Corporation. Mr. Tian was appointed as a vice president of our company in November 2015

Chai Shouping, age 57, is the chief financial officer of our company. Mr. Chai is a professor-level senior accountant and holds a master’s degree. He has extensive work experience in financial operations and management in China’s oil and petrochemical industry. In April 2002, he was appointed as a deputy general manager of the Finance Department of our company. In September 2012, he was appointed as the chief accountant and a member of the CPC Committee of China National Oil and Gas Exploration and Development Corporation (overseas exploration and development branch), the deputy general manager and the chief financial officer of CNPC Exploration and Development Company Limited and the chief financial officer of PetroChina International Investment Company Limited. In March 2013, he was appointed as the general manager of the Finance Department of our company. Mr. Chai was appointed as the chief financial officer of our company in January 2017.

Ling Xiao, age 55, is a vice president of our company, the general manager and secretary of the CPC Committee of our Natural Gas Sales Company (PetroChina Natural Gas Pipelines Company), the chairman of the board of directors and the secretary of the CPC Committee of PetroChina Pipelines Co., Ltd., and the chairman of Kunlun Energy Co., Ltd. Mr. Ling is a professor-level senior engineer and holds a doctorate degree. He has extensive experience in China’s oil industry. He was appointed as a deputy director and member of the CPC Committee of Xinjiang Petroleum Administration Bureau in June 2001, the chairman of the board of directors and general manager of West Pipeline Co., Ltd. in August 2004, the secretary of the CPC Committee of West Pipeline Co., Ltd. in January 2015, the general manager and deputy secretary of the CPC Committee of PetroChina West Pipeline Company in March 2009, the general manager and secretary of the CPC Committee of West-East Gas Transmission Pipeline Company and concurrently the general manager of West-East Gas Transmission Sales Company in November 2013, the secretary of the CPC Committee and deputy general manager of PetroChina Natural Gas and Pipelines Company and concurrently the deputy general manager of our Natural Gas Sales Company in March 2016, the secretary of the CPC Committee and deputy general manager of our Natural Gas Sales Company (PetroChina Natural Gas and Pipelines Company) and general manager and secretary of the CPC Committee of PetroChina Pipelines Co., Ltd. in September 2016. Mr. Ling was appointed as the general manager and deputy secretary of the CPC Committee of our Natural Gas Sales Company (PetroChina Natural Gas and Pipelines Company), and the chairman of the board of directors and secretary of the CPC Committee of PetroChina Pipelines Co., Ltd. in November 2017, the secretary of the CPC committee of the Natural Gas Sales Company in October 2018. Mr. Ling was appointed as a vice president of our company in December 2017.

Yang Jigang, age 55, is a vice president of our company, and the general manager and the secretary of the CPC Committee of our Refinery and Chemical Engineering Company. Mr. Yang is a professor-level senior engineer and holds a master’s degree. He has extensive experience in China’s petroleum and petrochemical industry. He was appointed as the deputy manager of Lanzhou Chemical Industry Corporation in August 1997, the chief engineer of the Oil Refinery and Chemical Engineering Department of CNPC in November 1998, a member of the preparatory group for the establishment of our Refining and Chemicals Marketing Company in September 1999, the chief engineer and member of the CPC Committee of our Refinery and Marketing Branch Company in December 1999, a deputy general manager, chief engineer and member of the CPC Committee of our Chemical Engineering and Marketing Company in August 2000, the general manager and deputy secretary of the CPC Committee of PetroChina Daqing Petrochemical Company in May 2005, the secretary of the CPC Committee and deputy general manager of our Refinery and Chemical Engineering Company in December 2009, and the general manager and secretary of the CPC Committee of our Refinery and Chemical Engineering Company in November 2017. Mr. Yang was appointed as a vice president of our company in December 2017.

Wang Zhongcai, age 59, is a vice president of our company, and the chairman of the board of directors, the secretary of the CPC Committee and chairman of the Labor Union of China National Oil and Gas Exploration

and Development Company Ltd. Mr. Wang is a professor-level senior engineer and holds a doctorate degree. He has extensive experience in China’s oil industry. He served as the deputy general manager of CNPC International (Kazakhstan) Ltd. and concurrently the chairman of JSC CNPC International Aktobe Petroleum from March 1999, a senior deputy general manager of CNPC International (Kazakhstan) Ltd. and concurrently the general manager of JSC CNPC International Aktobe Petroleum from April 2000, a deputy general manager of China National Oil and Gas Exploration and Development Corporation and concurrently the general manager of CNPC International (Russia) Ltd. from May 2003, a deputy general manager of China National Oil and Gas Exploration and Development Corporation and concurrently the chief of the CNPC Russian Coordination Leading Group from March 2005, a deputy general manager of China National Oil and Gas Exploration and Development Corporation and concurrently the general manager of CNPC International (Kazakhstan) Ltd. and JSC CNPC International Aktobe Petroleum from November 2005, the general manager, secretary of the CPC Committee and the chief of Kazakhstan Coordination Group of CNPC International (Kazakhstan) Ltd. from September 2008, a senior deputy general manager and a member of the CPC Committee of Overseas Exploration and Development Branch (China National Oil and Gas Exploration and Development Corporation) from December 2009, and the secretary of the CPC Committee, senior deputy general manager and chairman of the Labor Union of Overseas Exploration and Development Branch (China National Oil and Gas Exploration and Development Corporation) from April 2014. Mr. Wang was appointed as the chairman of the board of directors, secretary of the CPC Committee and the chairman of the Labor Union of China National Oil and Gas Exploration and Development Company Ltd. in November 2017. Mr. Wang was appointed as a vice president of our company in December 2017.

Secretary to the Board of Directors

Wu Enlai, age 58, is the secretary to the board of directors of our company. He is a professor-level senior engineer and holds a master’s degree. Mr. Wu has extensive work experience in China’s oil and petrochemical industry. Mr. Wu was appointed as a deputy director general of Tarim Petrochemical Engineering Construction Headquarters in August 1997, a deputy director general of the Capital Operation Department of CNPC in August 2002 and a deputy general manager of China National Oil and Gas Exploration and Development Corporation in January 2004. He was appointed as the chief of the Preparatory Work Group for PetroChina Guangxi Petrochemical Company in May 2005, and the general manager, secretary of the CPC Committee, secretary of the Discipline Inspection Commission and chairman of the Labor Union of PetroChina Guangxi Petrochemical Company in October 2005, and the head of the Enterprise Coordination Group of our company in Guangxi in September 2012. He was appointed as an executive director and the general manager of CNPC Hong Kong (Holding) Ltd. and a director and the chairman of Kunlun Energy Company Ltd. in December 2013. Since 2014, Mr. Wu has served as the vice director of the Council of China Association of Listed Companies. He was named a senior member of Hong Kong Institute of Chartered Secretaries in January 2018. Mr. Wu was appointed as the secretary to our board of directors in November 2013.

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

The aggregate amount of salaries, insurance and other benefits in kind paid by us to the five highest paid individuals during the year ended December 31, 2018 was RMB4,374 thousand. We paid RMB716 thousand as our contribution to the pension plans with respect to these individuals in the year ended December 31, 2018.

The aggregate amount of salaries and other compensation, insurance and other benefits in kind paid by us to our directors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2018 was RMB1,666 thousand which does not include the fees totaling RMB1,772 thousand paid to our independent directors. The aggregate amount of salaries or other compensation, insurance and other benefits in kind paid by us to our supervisors, who hold senior management position or are otherwise employed by us during the year ended December 31, 2018 was RMB3,177 thousand. The aggregate amount of salaries or other compensation, insurance and other benefits in kind paid by us to other senior management during the year ended December 31, 2018 was RMB6,770 thousand.

In 2018, we paid RMB1,781 thousand as our contribution to the pension plans for our directors and supervisors, who hold senior management positions or are otherwise employed by us and other senior management of our company.

Save as disclosed, no other payments have been paid or are payable, with respect to the year ended December 31, 2018, by us or any of our subsidiaries to our directors. In addition, we have no service contracts with our directors that provide for benefits to our directors upon the termination of their employment with us.

For discussions about the compensations of our individual directors and supervisors, please see Note 11 to our consolidated financial statements included elsewhere in this annual report.

Board Practices

Our board of directors has five committees, namely, the nominating committee, the audit committee, the investment and development committee, the evaluation and remuneration committee and the health, safety and environment committee.

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

Evaluation and Remuneration Committee

The current members of our evaluation and remuneration committee are Ms. Elsie Leung Oi-sie, the chairman of the committee, and Mr. Tokuchi Tatsuhito. The evaluation and remuneration committee’s major responsibilities include:

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

Health, Safety and Environment Committee

The current members of our health, safety and environment committee are Mr. Duan Liangwei, the chairman of the committee, and Mr. Hou Qijun. The health, safety and environment committee’s major responsibilities include:

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

Employees

As of December 31, 2016, 2017 and 2018, we had 508,757, 494,297 and 476,223 employees (not including the temporary employees), respectively. During 2018, we employed 305,384 temporary employees on an average. As of December 31, 2018, we had 295,439 temporary employees. The table below sets forth the number of our employees by business segment as of December 31, 2018.

	Employees	% of Total
Exploration and production	268,633	56.41
Refining and chemicals	137,761	28.93
Marketing	48,743	10.24
Natural gas and pipeline	15,560	3.27
Headquarters and others(1)	5,526	1.15
Total	476,223	100.00

(1)

Including the numbers of employees of the management of our headquarters, specialized companies, PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, Petrochemical Research Institute and other units.

Our employees participate in various basic social insurance plans organized by municipal and provincial governments whereby we are required to make monthly contributions to these plans at certain rates of the employees’ salary as stipulated by relevant local regulations. Expenses incurred by us in connection with the retirement benefit plans were approximately RMB16,184 million, RMB16,010 million and RMB19,566 million, respectively, for the years ended December 31, 2016, 2017 and 2018, respectively.

In 2018, we did not experience any strikes, work stoppages, labor disputes or actions that affected the operation of any of our businesses. Our company maintains good relationship with our employees.

Share Ownership

As of December 31, 2018 our directors, senior officers and supervisors did not have share ownership in us or any of our affiliates.

Item 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We were established on November 5, 1999 with CNPC as its sole promoter. As of March 31, 2019, CNPC beneficially owned 148,302,183,536 shares, which include 291,518,000 H Shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC, representing approximately 81.03% of the share capital of us, and, accordingly, CNPC is our controlling shareholder.

The following table sets forth the major shareholders of our A shares as of March 31, 2019:

Name of Shareholders	Class of Shares	Number of Shares Held	Percentage of Such Share in That Class of the Issued Shares Capital (%)	Percentage of the Total Share Capital (%)
CNPC	A shares	148,010,665,536	91.41	80.87

The following table sets forth the major shareholders of our H Shares as of March 31, 2019:

Name of Shareholders	Number of Shares Held	Percentage of Such Share in That Class of the Issued Shares Capital (%)	Percentage of the Total Share Capital (%)
CNPC	291,518,000 (long position)(1)	1.38	0.16
BlackRock, Inc.(2)	1,927,929,269 (long position)	9.14	1.05
	14,006,000 (short position)	0.07	0.01
JPMorgan Chase & Co.(3)	1,305,168,268 (long position)	6.18	0.71
	243,826,811 (short position)	1.15	0.13
	523,311,136 (lending pool)	2.48	0.29
The Bank of New York Mellon Corporation(4)	1,130,224,788 (long position)	5.36	0.62
	808,462,500 (short position)	3.83	0.44
	271,211,324 (lending pool)	1.29	0.15
Citigroup Inc.(5)	1,101,430,221 (long position)	5.22	0.60
	50,906,550 (short position)	0.24	0.03
	934,405,871 (lending pool)	4.42	0.51

(1)	Held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
(2)

Blackrock, Inc., through various subsidiaries, had an interest in the H Shares of the Company, of which 1,927,929,269 H Shares (long position) and 14,006,000 H Shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder.

(3)

JPMorgan Chase & Co., through various subsidiaries, had an interest in the H Shares of the Company, of which 436,846,689 H Shares (long position) and 243,826,811 H Shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder, 321,599,717 H Shares (long position) were held in its capacity as investment manager, 23,402,026 (long position) were held in its capacity as holder of the guaranteed interest of shares, 8,700 H Shares (long position) were held in its capacity as trustee, and 523,311,136 H Shares (long position) were held in its capacity as approved lending agent.

(4)

The Bank of New York Mellon Corporation, through its wholly-owned subsidiary, The Bank of New York Mellon, had an interest in the H Shares of the Company, of which 1,130,224,788 H Shares (long position) and 808,462,500 H Shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholders, and 271,211,324 H Shares were held in its capacity as approved lending agent.

(5)

Citigroup Inc., through various subsidiaries, had an interest in the H Shares of the Company, of which 28,424,457 H Shares (long position) were held in its capacity as holder of the guaranteed interest of shares, 138,599,893 H Shares (long position) and 50,906,550 H Shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder, and 934,405,871 H Shares (long position) were held in its capacity as approved lending agent.

Related Party Transactions

CNPC is a controlling shareholder of our company. We enter into extensive transactions with CNPC and other members of the CNPC group, all of which constitute related party transactions for us. We also continued to carry out existing continuing transactions with other related parties in the year ended December 31, 2018.

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

1. The comprehensive products and services agreement between CNPC and the Company

The comprehensive products and services agreement entered into between CNPC and us is updated every three years. The current comprehensive products and services agreement, or the new agreement, was signed on August 24, 2017, which covers the period from January 1, 2018 to December 31, 2020. In the new agreement, we added certain categories of products and services provided by our company to CNPC, and partially amended the pricing basis in accordance with relevant laws and regulations. Other terms and conditions of the agreement remain unchanged. The new agreement was approved at the extraordinary general meeting held on October 26, 2017.

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

The products and services provided by our company to CNPC and the companies jointly-held by CNPC and us include: (a) general products and services, including refined oil products, chemical products, natural gas, crude oil, supply of water, power and gas and heating, metering, and commissioned operations, supply of materials, other products and services that CNPC may request us to provide from time to time for itself to consume, use or sell; and (b) financial services provided by the company to jointly held companies, including provision of entrusted loans, guarantees and other financial services.

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

2. Land Use Right Lease

We entered into a land lease agreement with CNPC in March 2000, pursuant to which, CNPC leased to us land use right across China totaling approximately 1,145 million square meters, which were related to our various operations and businesses, for a term of 50 years. We may adjust the land use right area and the rent every three years based on our production and operating requirement and the market prices. In 2014, we and CNPC confirmed that since January 1, 2015, the total area of land use right leased by us was adjusted to 1,777.21 million square meters and the rent was adjusted to no more than RMB 4,831.21 million. On August 24, 2017, the parties signed a new confirmation letter, pursuant to which, since January 1, 2018, the total area of land was adjusted to 1,772.65 million square meters and the annual rent was adjusted to no more than RMB5,783 million. Other terms of the lease remain unchanged. The independent valuer, Savills Valuation and Professional Consultancy Co., Ltd., reviewed the confirmation letter and confirmed that the rent as adjusted is fair and reasonable, and such rent is not higher than the market level. The new confirmation letter of the land lease was approved at the extraordinary general meeting held on October 26, 2017.

3. Real Estate Lease

We entered into a real estate lease with CNPC in March 2000, which was amended in September 2002. Pursuant to the lease, CNPC leased 712,500 square meters of real estate across China to us for our business operations. Both parties agreed to adjust the number and rent of leased properties every three years based on the needs of production and operation or changes in the market price of real estate. According to the adjustment in 2014, starting from January 1, 2015, we agreed to lease from CNPC a total of approximately 1,179,585.57 square meters of real estate for a total rent of approximately RMB707.71 million per year. Other terms of the lease remain unchanged. On August 24, 2017, we and CNPC signed a new real estate lease, effective January 1, 2018, for a term of 20 years. Pursuant to the new agreement, starting from January 1, 2018, the company agreed to lease a total gross floor area of 1,152,968 square meters from CNPC, and agreed to pay a total annual rent of RMB730 million. The area and rent are to be adjusted every three years and the rent should not be higher than the fair market price. The independent valuer Savills Valuation & Professional Consultants Limited has reviewed the new real estate lease and confirmed that the adjusted rent is fair and reasonable and not higher than the market level. The new real estate lease was approved at the extraordinary general meeting held on October 26, 2017.

Loan and guarantee

As of December 31, 2018, we had unsecured short-term and long-term loans from CNPC and its affiliates in an aggregate amount of RMB213,721 million and with an average annual interest rate of 4.10%. The proceeds from the loans were basically used for our working capital. As of December 31, 2018, the total outstanding amount of our debts secured by CNPC and its subsidiaries was RMB27,456 million.

In 2018, we did not provide any guarantee to or for the benefit of CNPC and its subsidiaries. As of December 31, 2018, the total outstanding guarantee we provided to or for the benefit of our subsidiaries, associates and affiliates other than CNPC and its subsidiaries was RMB180,456 million.

One-off Related Party Transactions

Save as disclosed above, there were no significant one-off related party transactions in 2018.

In addition, during the reporting period, we had a number of other continuing related party transactions with certain companies such as CNPC Exploration and Development Company Limited. For a detailed discussion of our relationships and transactions with these parties, please refer to Note 38 to our consolidated financial statements included in this annual report, “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” in our annual report on Form 20-F filed with the SEC on May 27, 2008, and the 6-K filed with the SEC on August 28, 2014, August 24, 2017 and September 8, 2017, respectively.

The above-mentioned related-party transactions were within the upper limit of the amount of related party transactions as approved at the shareholders’ general meeting.

Interests of Experts and Counsel

Not applicable.

Item 8 — FINANCIAL INFORMATION

Financial Statements

See pages F-1 to F-70 following Item 19.

Legal Proceedings

We are involved in several legal proceedings concerning matters arising in the ordinary course of our business. We believe, based on currently available information, that these proceedings, individually or in the aggregate, will not have a material adverse effect on our results of operations or financial condition.

Dividend Policy

Our Articles of Association provided that if our net profit attributable to owners of the Company and the accumulated undistributed profit for a year are positive, and our cash flow can satisfy our normal operation and sustainable development, the amount of cash dividend to be distributed shall not be less than 30% of the net profit attributable to owners of the Company realized in that year. We distribute dividends twice a year. Distribution of final dividends needs to be passed at the general meeting by ordinary resolution. The general meeting can, by ordinary resolution, authorize the board of directors to determine the distribution of interim dividends. Since our shares got listed on the stock exchanges, we have strictly complied with the Articles of Association and other relevant regulatory requirements, and adhered to the principle of bringing returns to shareholders, we have been distributing 45% of our net profit attributable to owners of the Company as dividends. Since 2016, considering the profit was negatively impacted by the low oil price, we have distributed special dividends in addition to the base dividends of 45% of the net profit attributable to owners of the Company.

Our board of directors will declare dividends, if any, in Renminbi on a per share basis and will pay such dividends in Renminbi with respect to A Shares and HK dollars with respect to H Shares. The Bank of New York will convert the HK dollar dividends and distribute them to holders of ADSs in U.S. dollars, less expenses of conversion. The holders of the A Shares and H Shares will share proportionately on a per share basis in all dividends and other distributions declared by our board of directors.

We will take into account factors including the following for declaration of dividends:

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

The allocation to the statutory funds is 10% of profit for the year attributable to owners of the company determined in accordance with PRC accounting rules. Under PRC law, our distributable earnings will be equal to our profit for the year attributable to owners of the company determined in accordance with PRC accounting rules or IFRS, whichever is lower, less allocations to the statutory and discretionary funds.

We believe that our dividend policy strikes a balance between two important goals:

•	providing our shareholders with a competitive return on investment; and

•	assuring sufficient reinvestment of profits to enable us to achieve our strategic objectives.

In 2018, a dividend of RMB0.08880 per share (inclusive of applicable taxes) for the six months ended June 30, 2018 was paid to our A shareholders and H shareholders (including ADS holders). The board of directors recommended that a final dividend of RMB 0.06271 per share (which is 45% of the net profit attributable to owners of the Company for the second half of 2018) and an additional special final dividend of RMB0.02729 per share, totaling RMB0.09 (inclusive of applicable taxes) should be paid. The final dividend for the year ended December 31, 2018 is subject to the approval by the annual general meeting to be held on June 13, 2019, and shall be paid to our shareholders listed on our shareholder register as of the close of business on June 27, 2019. The register of members of H Shares will be closed from June 22, 2019 to June 27, 2019 (both days inclusive) during which period no transfer of H Shares will be registered. The final dividends for A shares and H Shares (including ADSs) for 2018 will be paid on or about June 28, 2019 and August 2, 2019, respectively.

Significant Changes

None.

Item 9 — THE OFFER AND LISTING

Trading Market Information

Our ADSs, each representing 100 H Shares, par value RMB1.00 per H Share, have been listed and traded on the New York Stock Exchange since April 6, 2000 under the symbol “PTR”. Our H Shares have been listed and traded on the Hong Kong Stock Exchange since April 7, 2000 under the symbol “857”. In September 2005, our company issued an additional 3,196,801,818 H Shares. CNPC also sold 319,680,182 state-owned shares it held concurrently with our company’s issuance of new H Shares in September 2005. In October 2007, we issued 4 billion A Shares and these shares were listed on the Shanghai Stock Exchange on November 5, 2007 under the symbol “601857”. Following the issuance of A Shares, all the domestic shares of our company existing prior to the issuance of A Shares, i.e. the shares held by CNPC (our controlling shareholder) in our company, have been registered with China Securities Depository and Clearing Corporation Limited as tradable A Shares. The New York Stock Exchange, the Hong Kong Stock Exchange and Shanghai Stock Exchange are the principal trading markets for our ADSs, H Shares and A Shares, respectively.

As of December 31, 2018, there were 21,098,900,000 H Shares and 161,922,077,818 A Shares issued and outstanding. As of December 31, 2018, there were 170 registered holders of American depositary receipts evidencing 7,783,250 ADSs. The depositary of the ADSs is the Bank of New York Mellon.

Item 10 — ADDITIONAL INFORMATION

Memorandum and Articles of Association

Our Articles of Association Currently in Effect

On October 26, 2017, the amendment to the Articles of Association of the Company was approved at an extraordinary general meeting. The amendment took effect as of the same day. The amendment includes, among others, (i) according to the PRC Company Law and the Constitution of the Communist Party of China, the company shall set up the CPC organizations and working bodies with adequate staff and funds; the CPC organizations shall play the role of the core of leadership and political center of the company. The board of directors of the company shall take the CPC organization’s advices before it determines such material matters as the orientations of the company’s reform and development, key objectives and tasks and major work arrangements. With respect to appointment of management of the company, the CPC organizations shall consider and provide their comments and suggestions on the candidates nominated by the board of directors or the president, or the CPC organizations may recommend candidates to the board of directors and the president; (ii) a cumulative voting system of the Company is implemented for election of directors and supervisors at general meeting; and (iii) the tenure of re-elected independent directors cannot exceed six years.

The following is a summary based on the significant provisions of our Articles of Association. For details, you should read our amended and restated Articles of Association filed with SEC on October 26, 2017.

Objectives and Purposes

We are a joint stock limited company established in accordance with the PRC Company Law and certain other laws and regulations of the PRC. We are registered with the PRC State Administration for Industry and Commerce with a business license number being 1000001003252. Article 11 of our articles of association provides that our objectives are to comply with the rules of the market, to continuously explore business models which are suitable for the development of the Company, to fully utilize every resource of the Company, to place emphasis on personnel training and technological development, to provide the society with competitive products, and to use its best endeavors to maximize its profits. Article 11 of our articles of association provides that our scope of businesses includes, among other things, exploration and production of oil and natural gas; storage and sale of crude oil and refined oil; production, sale and storage of refined oil, petrochemical and chemical products; import and export; construction and operation of oil and natural gas pipelines; technical development, consultation and service for oil exploration and production, petrochemistry and related engineering; sale of materials, equipment and machines necessary for production and construction of oil and gas, petrochemicals and pipelines construction; the sale and warehousing of lubricating oil, fuel oil, bitumen, chemical fertilizers, auto parts, commodities and agricultural materials, etc.

Directors

Our directors shall be elected at our shareholders’ general meeting. Our directors shall be elected for a term of three years and may serve consecutive terms upon re-election, except that independent directors may only serve a maximum of two terms. Our directors are not required to hold any shares in us, and there is no age limit requirement for the retirement or non-retirement of our directors.

Where a director is in any way, directly or indirectly, materially interested in a proposal, arrangement or contract (other than his contract of service with the Company), he shall declare the nature and extent of his interests to the board of directors at the earliest opportunity, whether or not the proposal, arrangement or contract therefor is subject to the approval of the board of directors. Unless the interested director discloses his interests to the board of directors and the proposal, arrangement or contract is approved by the board of directors at a meeting in which the interested director, is not counted as part of the quorum and abstain from voting, the proposal, arrangement or contract in which that director is materially interested is voidable at the discretion of the Company except as against a bona fide party thereto who does not have knowledge of the breach of duty by the interested director. For this purposes, a director is deemed to be interested a proposal, arrangement or contract in which his associate is interested. Where a director gives to the board of directors a notice in writing stating that, by reason of the facts specified in the notice, he is interested in a proposal, arrangement or contract which may subsequently be entered into by the Company, that notice shall be deemed to be a sufficient declaration of his interests so far as the content stated in such notice is concerned, provided that such notice shall have been given before the date on which the entering into the relevant contract or arrangement is first taken into consideration by the Company.

Matters relating to the remuneration of our directors shall be determined by the shareholders’ general meeting.

We shall not directly or indirectly make a loan to or provide any security for a director, unless the provision by the Company of a loan or a security or any other funds to a director to meet expenditure incurred or to be incurred by him for the sake of the Company or for the purpose of enabling him to perform his duties properly, in accordance with the terms of a service contract approved by the shareholders in a general meeting. If the ordinary business scope of the Company includes the provision of loans and security, the Company may make a loan to or provide a security to a director on normal commercial terms.

Dividends

Dividend shall be paid twice a year. The final dividends of the Company shall be decided by the shareholders by way of an ordinary resolution. The shareholders may by way of an ordinary resolution authorize the board of directors to decide on the interim dividends. The Company may pay any dividends in cash, shares or otherwise in such other way as permitted by laws and regulations. The Company will tend to pay any such dividends in cash over other methods of payment. The Company shall pay cash dividends for the year in which both the net profit attributable to the parent company and the cumulative undistributed profit are positive and so long as the cash flows of the Company may support its normal course of operation and sustainable development. Any such cash dividends shall not be less than 30% of the net profit attributable to the parent company for that year. If the shareholders’ general meeting passes motions in connection with the distribution of cash dividend, allotment of bonus shares, or conversion of capital common reserve fund into share capital, the Company shall implement detailed plans thereof within two months after the conclusion of such shareholders’ general meeting. If a shareholder has not claimed his dividends six years after such dividends has been declared in accordance with the Articles of Association, such shareholder is deemed to forfeit his right to claim such dividends.

When the Company distributes its after-tax profits for a given year, it shall allocate 10% of profits to its statutory common reserve fund. The Company shall no longer be required to make allocations to its statutory common reserve fund once the aggregate amount of such reserve reaches 50% or more of its registered capital. If the Company’s statutory common reserve fund is insufficient to make up its losses of the previous years, such losses shall be made up from the profit for the current year before the Company makes allocations to the statutory common reserve fund. The Company may, if so resolved by the shareholders’ meeting, make allocations to the discretionary common reserve fund from after-tax profits after making allocations to the statutory common reserve fund from the after-tax profits. The Company’s after-tax profits remaining after it has made up its losses and made allocations to its common reserve fund shall be distributed in proportion to the shareholdings of its shareholders. If the shareholders’ meeting distributes profits before the Company has made up its losses and made allocations to the statutory common reserve fund, the profits distributed must be returned to the Company.

Shareholders’ Rights

A shareholder of the Company is a person who lawfully holds shares of the Company and whose name (title) is entered in the register of shareholders. Shareholders who hold shares of the same class shall enjoy the same rights. Article 49 set forth the rights of shareholders of ordinary shares such as the right to (i) receive dividends and other distributions in proportion to the number of shares held; (ii) propose, convene, preside over, attend or appoint a proxy to attend shareholders’ general meetings and to vote thereat in accordance with laws; (iii) supervise management over business operations and present proposals or to raise queries; (iv) transfer, donate or pledge shares; (v) obtain financial information and other company information; (vi) participate in the distribution of residual assets of the Company in proportion to the number of shares held, in the event of the termination or liquidation of the Company; etc.

If the content of a resolution of a shareholders’ general meeting or the board of directors violates any laws or administrative regulations, a shareholder has the right to file a petition with the court to invalidate the resolution. If the procedure for convening or the method of voting at a shareholders’ general meeting or a meeting of the board of directors violates any laws, administrative regulations or the Company’s Articles of Association, or if the contents of a resolution breaches the Company’s Articles of Association, a shareholder may file a petition with the court to revoke the resolution within 60 days from the date on which the resolution was passed. If a director or any other senior officers violated any laws, administrative regulations or the Company’s Articles of Association in the course of performing his or her duties to the Company, and thereby caused the Company to incur a loss, a shareholder or shareholders who individually or jointly hold one per cent (1%) or more of the Company’s shares for more than one hundred and eighty (180) consecutive days may request in writing the supervisory committee to initiate proceedings in the court. If the supervisory committee has violated the laws, administrative regulations or the Articles of Association in the course of performing its duties to the Company, and thereby caused the Company to incur a loss, shareholder(s) may request in writing the board of directors to initiate proceedings in the court in respect thereof. If the supervisory committee or the board of directors refuses to initiate proceedings after receipt of a written request from the shareholder(s) as mentioned in the preceding paragraph, or fails to initiate proceedings within 30 days of the date of receipt of the request, or under urgent circumstances where failure to promptly initiate proceedings would cause irreparable harm to the Company’s interests, the shareholders mentioned in the preceding paragraph are entitled to directly initiate proceedings in the court in their own name in the interests of the Company.

Shareholders’ General Meetings

Shareholders’ general meetings shall be convened by the board of directors. Annual general meetings are held once every year and within 6 months from the end of the preceding financial year. The board of directors shall convene an extraordinary general meeting within 2 months of the occurrence of any one of the events set forth in Article 63.

A 45-days prior written notice should be given to all of the shareholders whose names appear in the share register. A shareholder who intends to attend the meeting shall deliver to the Company his written reply concerning his attendance at such meeting 20 days before the date of the meeting. Shareholder(s) holding 3% or more of the total voting shares of the Company shall have the right to propose motions in writing to the convener 10 days prior to the date of such meeting. Any shareholder who is entitled to attend and vote at a general meeting shall be entitled to appoint one or more persons as his proxies to attend and vote on his behalf.

A shareholder (including a proxy), when voting at a general meeting, may exercise such voting rights as are attached to the voting shares which he represents, except where the cumulative voting system is adopted for voting on the election of directors and supervisors, each share shall have one vote. The voting on the election of directors and supervisors at the general meeting shall apply the cumulative voting system, which means that each share held by a shareholder shall have the same number of voting rights as the number of directors and supervisors to be elected and the voting rights held by a shareholder can be collectively exercised. At any shareholders’ general meeting, a resolution shall be decided on a show of hands unless voting by way of a poll is required under the listing rules or demanded by the following persons before or after any vote by a show of hands: (i) the chairman of the meeting; (ii) at least two shareholders present in person or by proxy entitled to vote thereat; (iii) one or more shareholders present in person or by proxy who represent(s), individually or in aggregate, 10% or more of all shares carrying the right to vote at the meeting.

An ordinary resolution must be passed by votes representing one-half or more of the voting rights represented by the shareholders (including proxies) present at the general meeting. The following matters shall be resolved by an ordinary resolution: (i) work reports of the board of directors and the supervisory committee; (ii) annual profit distribution plans and loss recovery plans formulated by the board of directors; (iii) appointment or removal of members of the board of directors and members of the supervisory committee, their remuneration and manner of payment; (iv) annual budgets and final accounts, balance sheets and profit and loss accounts and other financial statements of the Company; (v) matters other than those which are required by the laws, administrative regulations or the Company’s Articles of Association to be adopted by a special resolution.

A special resolution must be passed by votes representing two-thirds or more of the voting rights represented by the shareholders (including proxies) present at the general meeting. The following matters shall be resolved by a special resolution: (i) increase or reduction in the share capital of the Company and the issue of shares of any class, warrants and other similar securities by the Company; (ii) issue of debentures of the Company; (iii) division, merger, dissolution and liquidation of the Company; (iv) amendment of the Company’s Articles of Association; (v) acquisition or disposal of major assets in one year or provision of securities for third parties which exceeds 30% of the latest audited total assets of the Company; (vi) stock incentive plans; (vii) any other matters considered by the shareholders at general meeting, and resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by a special resolution in accordance with the laws, administrative regulations and the Company’s Articles of Association.

Where any shareholders request for the convention of an extraordinary general meeting or a class meeting the following procedures shall be followed: (i) shareholders who individually or in aggregate hold not less than 10% of the Company’s shares with voting right shall have the right to request in writing the board of directors to convene an extraordinary general meeting or a class meeting. The board of directors shall, according to the laws, administrative regulations and the Company’s Articles of Association, give written feedback of consenting to or refusing the convening of such extraordinary shareholders’ general meeting within 10 days after it has received the request. If the board of directors consents to convene an extraordinary general meeting or a class meeting, it shall give notice for such shareholders’ general meeting within five days after it has so resolved. The consent of the concerned shareholders shall be obtained if any change is to be made to the request in the notice. If the board of directors refuses to convene an extraordinary general meeting or a class meeting, or it fails to give any feedback within 10 days after it has received the request, the shareholders who individually or in aggregate hold not less 10% of the Company’s shares shall have the right to request in writing the supervisory committee to convene the extraordinary general meeting or class meeting; and (ii) If the supervisory committee consents to convene the extraordinary general meeting or the class meeting, it shall give the notice for such shareholders’ general meeting within five days after it has received the request. The consent of the concerned shareholders shall be obtained if any change is to be made to the request in the notice. If the supervisory committee fails to give notice of convening the shareholders’ general meeting within the provided time limit, the supervisory committee shall be deemed to have failed to convene and preside the shareholders’ general meeting, and the shareholders who individually or in aggregate hold not less than 10% of the Company’s shares for more than 90 consecutive days may at their own discretion convene and preside such a meeting.

The general meeting may authorize the board of directors to carry out matters on their behalf, with clear and specific authorization. An ordinary resolution of the shareholders’ general meeting shall be passed by affirmative votes representing at least 50% of the voting rights represented by the shareholders (including shareholders’ proxies) present at the meeting. A special resolution of the shareholders’ general meeting shall be passed by affirmative votes representing at least two-thirds of the voting rights represented by the shareholders (including shareholders’ proxies) present at the meeting.

Special Procedures for Voting by a Class of Shareholders and Modification of Rights

In addition to holders of other classes of shares, the holders of the domestic-invested shares and holders of overseas-listed foreign-invested shares shall be deemed to be holders of different classes of shares. Rights conferred on any class of shareholders (“class rights”) may not be varied or abrogated save with the approval of a special resolution of shareholders at a general meeting and by the class shareholders affected at a separate meeting. Article 96 set forth the circumstances which shall be deemed to be variation or abrogation of the rights attaching to a particular class of shares, including but not limited to increasing or decreasing the number of shares of that class, reducing or removing preferential rights attached to shares of that class to receive dividends or the distribution of assets in the event that the Company is liquidated, etc. Shareholders of the affected class, whether or not otherwise having the right to vote at shareholders’ general meetings, have the right to vote at class meetings in respect of certain matters listed in Article 96, but interested shareholder(s) shall not be entitled to vote at such class meetings. Resolutions of a class meeting shall be passed by votes representing two-thirds or more of the voting rights of shareholders of that class present at the relevant meeting who are entitled to vote. Written notice of a class meeting shall be given to all shareholders who are registered as holders of that class in the register of shareholders 45 days before the date of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply in respect thereof to the Company 20 days before the date of the class meeting. The special procedures for approval by separate class shareholders shall not apply to the circumstances where the Company issues, upon the approval by a special resolution of its shareholders at a general meeting, either separately or concurrently once every 12 months, not more than 20% of each of its existing issued Domestic-Invested Shares and Overseas-Listed Foreign-Invested Shares.

Share Capital

The Company must have ordinary shares at all times. Subject to the applicable government approvals, the Company may create different classes of shares. Each share of the same class shall carry the same rights and the same benefits. The Company may, based on its operating and development needs, authorize the increase of its capital pursuant to the Articles of Association. The Company may increase its capital by public or non-public offering of shares; by allotting bonus shares to its existing shareholders; by converting common reserve fund into share capital; by any other means which is stipulated by law and administrative regulation and approved the relevant government authorities. Unless otherwise stipulated in the relevant laws or administrative regulations, shares of the Company shall be freely transferable and are not subject to any lien. Domestic-invested shares and overseas-listed foreign-invested shares shall be purchased, sold, donated, inherited and charged on in accordance with the PRC laws and the Company’s Articles of Association. The Company may not accept its own shares as the subject matter of a pledge. Subject to certain conditions, the Company has the power to sell the shares of a shareholder who is untraceable and retain the payment. According to the procedures provided in the Company’s Articles of Association, the Company may reduce its registered capital. The Company may, in accordance with the procedures set out in the Company’s Articles of Association and with the approval of the relevant governing authorities, repurchase its issued shares under certain circumstances. The repurchase may be made by a general offer, stock exchange, off-market agreement, etc. The Company must obtain prior approval of the shareholders in a general meeting (in the manner stipulated in the Company’s Articles of Association) before it can repurchase shares outside of the stock exchange by means of an off-market agreement.

Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described under “Item 4 — Information on the Company”, “Item 7 — Major Shareholders and Related Party Transactions” or elsewhere in this Form annual report.

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

Dividends and Foreign Enterprises

Pursuant to the Enterprise Income Tax Law of the PRC and the implementing rules thereunder, the Circular on Issues Concerning the Withholding of Corporate Income Tax by PRC Resident Enterprises from Dividends Payable to H Share Non-resident Corporate Shareholders, and the Measures for the Administration of the Enjoyment by Non-residents of the Treatments under the Tax Treaties, when paying any of its H share non-resident corporate shareholders any dividends, we withhold the corporate income tax from such dividends at a rate of 10%. For an H share non-resident corporate shareholder whose home country has a tax treaty with China prescribing a tax rate on dividends lower than 10%, such H share non-resident corporate shareholder may, by itself or through an agent or us, make filings with the competent taxation authority for the treatment under the applicable tax treaty and present the documents evidencing that such shareholder is qualified to be a beneficial owner as defined under the applicable tax treaty.

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

Capital Gains

The Individual Income Tax Law of the PRC, provides for a capital gains tax of 20% on individuals. The Provisions for Implementing the Individual Income Tax Law of the PRC, provides that the measures to levy individual income tax on the gains realized on the sale of shares will be made in the future by the Ministry of

Finance and subject to the approval of the State Council. However, the Ministry of Finance has not so far promulgated a specific taxation method to levy tax on the capital gains realized by individual holders of H Shares or ADSs from sale of shares. If in the future such specific taxation method is promulgated, an individual holder of H Shares or ADSs may be subject to a 20% tax on capital gains under the Individual Income Tax Law of the PRC as amended from time to time, unless exempted or reduced by an applicable double taxation treaty or relevant PRC law or regulation.

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

United States Federal Income Taxation

The following is a general discussion of the material United States federal income tax consequences of purchasing, owning and disposing of the H Shares or ADSs if you are a U.S. holder, as defined below, and hold the H Shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This discussion does not address all of the tax consequences relating to the purchase, ownership and disposition of the H Shares or ADSs, and does not take into account U.S. holders who may be subject to special rules including:

•	tax-exempt entities;

•	certain insurance companies;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	U.S. expatriates;

•	U.S. holders liable for alternative minimum tax;

•	U.S. holders that own (directly, indirectly, or constructively) 10% or more of the voting power or value of our equity;

•	U.S. holders that hold as part of a straddle or a hedging or conversion transaction; or

•	U.S. holders whose functional currency is not the U.S. dollar.

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

Distributions on the H Shares or ADSs

The gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H Shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as dividend income when the distribution is actually or constructively received by you, in the case of the H Shares, or by the depositary in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, currently are eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes. A qualified foreign corporation includes:

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

Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your tax basis in the H Shares or ADSs and thereafter as capital gains. Any dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations with respect to dividends received from United States corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

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

Subject to various limitations, any PRC tax withheld from distributions in accordance with PRC law, as limited by the Treaty, as discussed under “— PRC Taxation,” will be deductible or creditable against your United States federal income tax liability. For foreign tax credit limitation purposes, dividends paid on the H Shares or ADSs will be foreign source income, and will be treated as “passive category income” or, in the case of some U.S. holders, “general category income.” You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-United States taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H Shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such Shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale).

Sale, Exchange or Other Disposition

Upon a sale, exchange or other disposition of the H Shares or ADSs, you will recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes. Capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at a reduced rate where the property has been held more than one year. Your ability to deduct capital losses is subject to limitations. If any PRC tax is withheld from your gain on a sale, exchange or other disposition of H Shares or ADSs, as discussed under “— PRC Taxation,” such tax would only be creditable against your United States federal income tax liability to the extent that you have foreign source income. However, in the event that such PRC tax is withheld, a U.S. holder that is eligible for the benefits of the Treaty may be able to treat the gain as foreign source income for foreign tax credit satisfaction purposes. You are urged to consult your tax advisors regarding the United States federal income tax consequences if PRC tax is withheld from your gain on the sale, exchange or other disposition of H Shares or ADSs, including the availability of a foreign tax credit under your particular circumstances.

If you are paid in a currency other than U.S. dollars, any gain or loss resulting from currency exchange fluctuations during the period from the date of the payment resulting from the sale, exchange or other disposition to the date you convert the payment into U.S. dollars will be treated as United States source ordinary income or loss for foreign tax credit limitation purposes.

PFIC Rules

In general, a foreign corporation is a PFIC for United States federal income tax purposes for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:

•	75% or more of its gross income consists of passive income, such as dividends, interest, rents and royalties; or

•	50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.

For this purpose, passive income generally includes dividends, interest, certain types of rents and royalties, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and net income from notional principal contracts. In addition, cash, cash equivalents, securities held for investment purposes, and certain other similar assets are generally categorized as passive assets.

We believe that we did not meet either of the PFIC tests in the taxable year that ended December 31, 2018 and believe that we will not meet either of the PFIC tests in the current or subsequent taxable years and therefore will not be treated as a PFIC for such periods. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

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

The foregoing rules with respect to excess distributions and dispositions may be avoided or reduced if you are eligible for and timely make a valid “mark-to-market” election. If your H Shares or ADSs were treated as shares regularly traded on a “qualified exchange” for United States federal income tax purposes and a valid and timely mark-to-market election was made, in calculating your taxable income for each taxable year, you generally would be required to take into account as ordinary income or loss the difference, if any, between the fair market value and the adjusted tax basis of your H Shares or ADSs at the end of your taxable year. However, the amount of loss you would be allowed is limited to the extent of the net amount of previously included income as a result of the mark-to–market election. The New York Stock Exchange on which the ADSs are traded is a qualified exchange for United States federal income tax purposes.

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

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules generally will be creditable against your United States federal income tax liability provided that you furnish the required information to the IRS in a timely manner and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. If you do not provide a correct taxpayer identification number you may be subject to penalties imposed by the IRS.

In addition, certain U.S. holders who are individuals that hold certain foreign financial assets (which may include the H Shares or ADSs) may be required to report information relating to such assets, subject to certain exceptions. You should consult your own tax advisors regarding the effect, if any, of this requirement on your ownership and disposition of the H Shares or ADSs.

Documents on Display

You may find our annual reports on Form 20-F, the exhibits and other documents filed with the SEC on its website www.sec.gov.

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

Interest Rate Risk

Our interest risk exposure arises from changing interest rates. The tables below provide information about our financial instruments including various debt obligations that are sensitive to changes in interest rates. The tables present principal cash flows and related weighted-average interest rates at expected maturity dates. Weighted-average variable rates are based on effective rates as of December 31, 2016, 2017 and 2018. The information is presented in Renminbi equivalents, our reporting currency.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi. However, a portion of our RMB revenues are converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported equipment and other materials. Foreign currency payments for imported equipment represented 1.1%, 3.2% and 3.5% of our total payments for equipment in 2016, 2017 and 2018, respectively. Foreign currency payments for other imported materials represented 0.02%, 0.01% and 0.0002% of our total payments for materials in 2016, 2017 and 2018, respectively.

The Renminbi is not a freely convertible currency. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

The tables below provide information about our financial instruments including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The tables below summarize such information by presenting principal cash flows and related weighted-average interest rates at expected maturity dates in RMB equivalents, using the exchange rates in effect as of December 31, 2016, 2017 and 2018, respectively.

December 31, 2018

	Expected Maturity Date							Percentage to Total Long-Term Borrowings	Fair Value
	2019	2020	2021	2022	2023	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	36,351	10,583	1,310	26,585	2,626	20,114	97,569	28.30%	94,272
Average interest rate	4.31%	3.99%	4.43%	3.66%	4.30%	4.58%	—	—	—
Variable Rate Loan Amount	32,508	3,091	28,339	165	266	7,624	71,993	20.88%	71,993
Average interest rate	3.94%	4.53%	4.08%	4.85%	4.89%	4.11%	—	—	—
Loans in Euro
Fixed Rate Loan Amount	13	—	—	—	—	52	65	0.02%	166
Average interest rate	2.00%	—	—	—	—	0.95%	—	—	—
Variable Rate Loan Amount	—	2,354	—	—	—	—	2,354	0.68%	2,354
Average interest rate	—	2.35%	—	—	—	—	—	—	—
Loans in United States Dollar
Fixed Rate Loan Amount	36	36	36	17	9	110	244	0.07%	206
Average interest rate	1.17%	1.17%	1.17%	0.75%	0.09%	0.04%	—	—	—
Variable Rate Loan Amount	2,483	48,621	12,752	12,890	—	—	76,746	22.26%	76,746
Average interest rate	2.58%	4.55%	4.71%	4.04%	—	—	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	8	—	3	3	3	6	23	0.01%	27
Average interest rate	2.40%	—	2.30%	2.30%	2.30%	0.36%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in Hong Kong Dollar
Variable Rate Loan Amount	664	6	2	1	—	—	673	0.20%	673
Average interest rate	2.57%	2.00%	2.00%	2.00%	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	3,307	2,000	31,000	2,000	8,300	6,700	53,307	15.46%	52,287
Average interest rate	1.63%	4.30%	3.09%	4.90%	4.24%	3.96%	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	—	—	35,000	—	—	—	35,000	10.15%	34,458
Average interest rate	—	—	2.20%	—	—	—	—	—	—
Medium term note in United State Dollar
Fixed Rate Loan Amount	—	3,410	—	—	—	3,408	6,818	1.98%	6,696
Average interest rate	—	2.87%	—	—	—	3.76%	—	—	—
Total	75,370	70,101	108,442	41,661	11,204	38,014	344,792	100.00%	339,878

December 31, 2017

	Expected Maturity Date							Percentage to Total Long-Term Borrowings	Fair Value
	2018	2019	2020	2021	2022	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	244	35,999	6,044	13,109	23,083	30,594	109,073	29.37%	92,939
Average interest rate	3.28%	4.33%	4.30%	3.51%	3.86%	4.56%	—	—	—
Variable Rate Loan Amount	33,142	6,750	2,802	66	232	6,650	49,642	13.37%	49,642
Average interest rate	3.80%	4.03%	4.57%	4.55%	4.74%	3.98%	—	—	—
Loans in Euro
Fixed Rate Loan Amount	13	21	8	—	—	49	91	0.02%	113
Average interest rate	—	—	—	—	—	4.08%	—	—	—
Variable Rate Loan Amount			2,341	—	—	—	2,341	0.63%	2,341
Average interest rate	—	—	2.35%	—	—	—	—	—	—
Loans in United States Dollar
Fixed Rate Loan Amount	36	36	36	36	18	106	268	0.07%	240
Average interest rate	1.11%	1.11%	1.11%	1.11%	0.68%	0.05%	—	—	—
Variable Rate Loan Amount	12,084	13,140	38,577	218	14,522	115	78,656	21.18%	78,656
Average interest rate	3.53%	3.68%	3.78%	4.13%	3.62%	4.35%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	17	4	3	3	3	7	37	0.01%	41
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in Hong Kong Dollar
Variable Rate Loan Amount	—	620	—	—	—	—	620	0.17%	620
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	16,000	3,230	2,000	31,000	2,000	15,000	69,230	18.64%	62,631
Average interest rate	4.47%	1.61%	4.30%	—	4.90%	4.12%	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	20,000	—	20,000	15,000	—	—	55,000	14.81%	50,333
Average interest rate	4.03%	—	3.85%	3.45%	—	—	—	—	—
Medium term note in United State Dollar
Fixed Rate Loan Amount	—	—	3,218	—	—	3,218	6,436	1.73%	6,151
Average interest rate	—	—	2.89%	—	—	3.76%	—	—
Total	81,536	59,800	75,029	59,432	39,858	55,739	371,394	100.00%	343,707

December 31, 2016

	Expected Maturity Date							Percentage to Total Long-Term Borrowings	Fair Value
	2017	2018	2019	2020	2021	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	9,796	245	36,317	10,112	3,110	40,143	99,723	22.45%	97,691
Average interest rate	3.83%	3.27%	4.35%	3.96%	2.09%	4.61%	—	—	—
Variable Rate Loan Amount	13,193	33,639	6,634	70	218	31,998	85,752	19.30%	85,752
Average interest rate	3.94%	3.81%	4.05%	4.86%	4.89%	3.93%	—	—	—
Loans in Euro
Fixed Rate Loan Amount	12	24	24	16	9	6	91	0.02%	106
Average interest rate	2.03%	2.67%	2.67%	2.96%	3.72%	3.56%	—	—	—
Variable Rate Loan Amount	—	—	—	2,197	—	—	2,197	0.49%	2,197
Average interest rate	—	—	—	2.35%	—	—	—	—	—
Loans in United States Dollar
Fixed Rate Loan Amount	38	39	38	38	38	130	321	0.07%	297
Average interest rate	1.12%	1.09%	1.12%	1.12%	1.12%	0.14%	—	—	—
Variable Rate Loan Amount	13,732	20,494	14,684	41,596	779	368	91,653	20.63%	91,653
Average interest rate	2.33%	3.13%	3.27%	3.22%	5.66%	3.99%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	14	22	7	4	3	7	57	0.01%	60
Average interest rate	2.52%	2.38%	2.46%	2.00%	2.66%	2.26%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in Hong Kong Dollar
Variable Rate Loan Amount	—	—	666	—	—	—	666	0.15%	666
Average interest rate	—	—	2.27%	—	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	16,000	16,000	3,350	—	31,000	17,000	83,350	18.76%	81,637
Average interest rate	4.55%	4.47%	1.63%	—	3.09%	4.21%	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	18,630	20,000	—	20,000	15,000	—	73,630	16.57%	71,999
Average interest rate	4.21%	4.03%	—	3.85%	3.45%	—	—	—	—
Medium term note in United State Dollar
Fixed Rate Loan Amount	—	—	—	3,431	—	3,431	6,862	1.55%	6,747
Average interest rate	—	—	—	2.88%	—	3.75%	—	—	—
Total	71,415	90,463	61,720	77,464	50,157	93,083	444,302	100.00%	438,805

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

Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

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

Fees and Payments from the Depositary to Us

In the year ended December 31, 2018, we received from the depositary a reimbursement of US$356,417.58, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs. In addition, the depositary has agreed to reimburse us certain amount per year of the facility, including but not limited to, investor relations expenses or any other American depositary receipts program related expenses. The amount of such reimbursements is subject to certain limits.

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

Management’s Report on Internal Control over Financial Reporting

Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our company’s management, including our principal executive officer and principal financial officer, our company evaluated the effectiveness of its internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our company’s management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of our company’s internal control over financial reporting as of December 31, 2018 has been audited by KPMG Huazhen LLP, our company’s independent registered public accountants, as stated below.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

PetroChina Company Limited:

Opinion on Internal Control over Financial Reporting

We have audited PetroChina Company Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31,

2018 and 2017, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended as of December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated April 29, 2019 expressed an unqualified opinion on those consolidated financial statements.

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

April 29, 2019

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2018, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting. On May 14, 2013, the COSO published an updated Internal Control — Integrated Framework (2013) and related illustrative documents. We adopted the new framework in 2014.

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

2. Next, click on “Corporate Governance Structure”.

3. Finally, click on “Code of Ethics for Senior Management” or “Code of Ethics for Employees of PetroChina Company Limited”.

Item 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Huazhen LLP served as our independent accountant for the fiscal years of 2017 and 2018. The office of KPMG Huazhen LLP is located at 8th Floor, KPMG Tower, Oriental Plaza, 1 East Chang An Avenue, Beijing.

The following table presents the aggregate fees paid by us (not including our subsidiaries) for professional audit services, tax and other services rendered by KPMG Huazhen LLP to us for each of the years ended December 31, 2017 and 2018, respectively.

	December 31,
	2017	2018
	RMB	RMB
	(In millions)
Audit fees	53	53
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

Total	53	53

The auditors’ remuneration above represented the annual fees paid by us for the years indicated. The remuneration did not include fees of RMB52 million (2017: RMB52 million) paid by our subsidiaries to KPMG Huazhen LLP and its network firms which primarily included audit fees of RMB43 million (2017: RMB40 million), audit-related fees of RMB6 million (2017: RMB8 million) and tax fees of RMB2 million (2017: RMB3 million), and other service fees of RMB1 million (2017: RMB1 million), respectively.

Audit Committee Pre-approved Policies and Procedures

Currently, all audit services to be provided by our independent registered public accountant, KPMG Huazhen LLP, must be approved by our audit committee.

During the year ended December 31, 2018, services relating to all non-audit related fees provided to us by KPMG Huazhen LLP were approved by our audit committee in accordance with the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

Director Independence

Under the NYSE corporate governance rule 303A.01, a listed company must have a majority of independent directors on its board of directors. A company of which more than 50% of the voting power is held by an individual, a group or another company, or a controlled company, is not required to comply with this requirement. We are not required under the PRC Company Law and the HKSE Listing Rules to have a majority of independent directors on our board of directors. As of the date of this report, five of our 10 directors were independent non-executive directors.

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

In 2017, we revised our articles of association according to relevant regulatory requirements. We added the cumulative voting provisions, and defined the role of the CPC’s core leadership in the articles of association. Our by-laws with respect to general meeting, board of directors and supervisory committee were also amended in line with the amendment to the articles.

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

Item 18 — FINANCIAL STATEMENTS

See page F-1 to F-70 following Item 19.

Item 19 — EXHIBITS

(a) See Item 18 for a list of the financial statements as part of this annual report.

(b) Exhibits to this annual report.

Exhibit Number	Description of Exhibits

1.1	Articles of Association (as amended on October 26, 2017) (English translation)(3)

4.1	Non-competition Agreement between CNPC and PetroChina (English translation)(1)

4.2	Trademark Licensing Contract between CNPC and PetroChina (English translation)(1)

4.3	Patent and Know-how Licensing Contract between CNPC and PetroChina (English translation)(1)

4.4	Computer Software Licensing Contract between CNPC and PetroChina (English translation)(1)

4.5	Contract for Transfer of Rights under Production Sharing Contracts between CNPC and PetroChina (English translation)(1)

4.6	Contract for the Supervision of Certain Sales Enterprises between CNPC and PetroChina (English translation)(1)

4.7	Comprehensive Products and Services Agreement, dated August 24, 2017, between CNPC and PetroChina(4)

4.8	Land Lease Agreement, dated August 24, 2017, between CNPC and PetroChina(4)

Exhibit Number	Description of Exhibits

4.9	Building Lease Agreement, dated August 24, 2017, between CNPC and PetroChina(4)

4.10*	Annual Crude Oil Mutual Supply Framework Agreement, dated December 26, 2018, between China Petroleum and Chemical Corporation and PetroChina (English translation)

8.1*	List of major subsidiaries

11.1	Code of Ethics for Senior Management(2)

11.2	Code of Ethics for Employees(2)

12.1*	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Reserves Report for the year ended on December 31, 2018 prepared by DeGolyer and MacNaughton

15.2*	Reserves Audit Report for the year ended on December 31, 2018 prepared by DeGolyer and MacNaughton

15.3*	Reserves Report for the year ended on December 31, 2018 prepared by Ryder Scott

15.4*	Reserves Report for the year ended on December 31, 2018 prepared by GLJ Petroleum Consultants

15.5*	Reserves Report for the year ended on December 31, 2018 prepared by McDaniel & Associates Consultants, Ltd.

15.6*	Consent Letter of Ryder Scott

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	To be filed as exhibits to this Form 20-F.
(1)	Paper filing; incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11566) filed with the Commission, as declared effective on March 29, 2000.
(2)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-15006) filed with the Commission.
(3)	Incorporated by reference to our report on Form 6-K (File No. 1-15006) filed with the Commission on October 26, 2017.
(4)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 1-15006) filed with the Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROCHINA COMPANY LIMITED

/s/Wu Enlai
Name: Wu Enlai
Title: Secretary to Board of Directors

Date: April 29, 2019

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

PetroChina Company Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of PetroChina Company Limited and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Beijing, China

April 29, 2019

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2018, 2017 and 2016

(Amounts in millions, except for the per share data)

	Notes	2018	2017Note	2016Note
		RMB	RMB	RMB
REVENUE	6	2,353,588	2,015,890	1,616,903

OPERATING EXPENSES
Purchases, services and other		(1,539,010)	(1,285,716)	(959,640)
Employee compensation costs	8	(144,027)	(125,384)	(117,662)
Exploration expenses, including exploratory dry holes		(18,726)	(23,884)	(18,576)
Depreciation, depletion and amortization		(231,929)	(237,375)	(218,147)
Selling, general and administrative expenses		(73,986)	(77,042)	(74,255)
Taxes other than income taxes	9	(217,267)	(198,022)	(189,608)
Other (expenses)/ income, net		(7,646)	(745)	21,620

TOTAL OPERATING EXPENSES		(2,232,591)	(1,948,168)	(1,556,268)

PROFIT FROM OPERATIONS		120,997	67,722	60,635

FINANCE COSTS
Exchange gain		12,475	8,217	12,828
Exchange loss		(11,330)	(9,311)	(11,571)
Interest income		3,769	2,901	2,491
Interest expense	10	(22,352)	(22,408)	(23,348)

TOTAL NET FINANCE COSTS		(17,438)	(20,601)	(19,600)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES		11,647	5,968	4,105

PROFIT BEFORE INCOME TAX EXPENSE	7	115,206	53,089	45,140
INCOME TAX EXPENSE	12	(42,790)	(16,296)	(15,768)

PROFIT FOR THE YEAR		72,416	36,793	29,372

OTHER COMPREHENSIVE INCOME Items that will not be reclassified to profit or loss
Fair value loss from financial assets measured at fair value through other comprehensive income		(201)	—	—
Items that are or may be reclassified subsequently to profit or loss
Currency translation differences		(2,667)	(431)	9,404
Fair value loss from available-for-sale financial assets, net of tax		—	(608)	(128)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method		220	(326)	313

OTHER COMPREHENSIVE INCOME, NET OF TAX		(2,648)	(1,365)	9,589

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		69,768	35,428	38,961

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		52,591	22,798	7,857
Non-controlling interests		19,825	13,995	21,515

		72,416	36,793	29,372

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		47,627	23,685	15,814
Non-controlling interests		22,141	11,743	23,147

		69,768	35,428	38,961

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY(RMB)	13	0.29	0.12	0.04

The accompanying notes are an integral part of these financial statements.

Note:	The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated (see Note 3(aa)).

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2018 and 2017

(Amounts in millions)

	Notes	2018	2017Note
		RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment	15	1,705,901	1,702,813
Investments in associates and joint ventures	16	89,362	81,159
Available-for-sale financial assets	17	—	1,917
Financial assets measured at fair value through other comprehensive income	18	738	—
Advance operating lease payments	20	78,240	73,896
Intangible and other non-current assets	21	98,298	92,941
Deferred tax assets	32	23,498	26,724
Time deposits with maturities over one year		3,101	—

TOTAL NON-CURRENT ASSETS		1,999,138	1,979,450

CURRENT ASSETS
Inventories	22	174,586	144,669
Accounts receivable	23	58,507	53,143
Prepayments and other current assets	24	88,594	72,014
Notes receivable	25	16,308	19,215
Time deposits with maturities over three months but within one year		9,535	13,344
Cash and cash equivalents	26	85,598	122,777

TOTAL CURRENT ASSETS		433,128	425,162

CURRENT LIABILITIES
Accounts payable and accrued liabilities	27	297,828	343,819
Contract liabilities	28	68,076	—
Income taxes payable		5,728	9,533
Other taxes payable		77,016	47,898
Short-term borrowings	29	137,738	175,417

TOTAL CURRENT LIABILITIES		586,386	576,667

NET CURRENT LIABILITIES		(153,258)	(151,505)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,845,880	1,827,945

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	30	183,021	183,021
Retained earnings		732,182	712,437
Reserves	31	299,083	298,062

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,214,286	1,193,520
NON-CONTROLLING INTERESTS		196,372	187,799

TOTAL EQUITY		1,410,658	1,381,319

NON-CURRENT LIABILITIES
Long-term borrowings	29	269,422	289,858
Asset retirement obligations	33	132,780	131,546
Deferred tax liabilities	32	17,015	12,660
Other long-term obligations		16,005	12,562

TOTAL NON-CURRENT LIABILITIES		435,222	446,626

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,845,880	1,827,945

The accompanying notes are an integral part of these financial statements.

Note:	The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated (see Note 3(aa)).

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2018, 2017 and 2016

(Amounts in millions)

	2018	2017Note	2016Note
	RMB	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the year	72,416	36,793	29,372
Adjustments for:
Income tax expense	42,790	16,296	15,768
Depreciation, depletion and amortization	231,929	237,375	218,147
Capitalized exploratory costs charged to expense	8,579	9,455	9,689
Safety fund reserve	608	327	1,614
Share of profit of associates and joint ventures	(11,647)	(5,968)	(4,105)
Provision for impairment of receivables, net	15	3,254	1,609
Write down in inventories, net	4,078	1,069	2,634
Impairment of available-for-sale financial assets	—	—	(2)
Impairment of other non-current assets	77	3,784	115
Loss on disposal of property, plant and equipment	16,759	4,939	7,972
Gain on disposal of other non-current assets	(501)	(108)	(37)
Gain on disposal of subsidiaries	(45)	(613)	(24,674)
Dividend income	(52)	—	(60)
Interest income	(3,769)	(2,901)	(2,491)
Interest expense	22,352	22,408	23,348
Changes in working capital:
Accounts receivable, prepayments and other current assets	(9,203)	(2,779)	5,281
Inventories	(34,110)	1,141	(22,638)
Accounts payable and accrued liabilities	49,177	65,229	16,825
Contract liabilities	900	—	—

CASH FLOWS GENERATED FROM OPERATIONS	390,353	389,701	278,367
Income taxes paid	(38,788)	(23,046)	(13,188)

NET CASH FLOWS FROM OPERATING ACTIVITIES	351,565	366,655	265,179

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the Years Ended December 31, 2018, 2017 and 2016

(Amounts in millions)

	2018	2017Note	2016Note
	RMB	RMB	RMB
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(267,220)	(229,239)	(181,054)
Acquisition of investments in associates and joint ventures	(2,911)	(3,901)	(2,008)
Acquisition of financial assets measured at fair value through other comprehensive income	(2)	—	—
Acquisition of available-for-sale financial assets	—	(16)	(400)
Prepayments on long-term operating leases	(3,856)	(3,928)	(2,586)
Acquisition of intangible assets and other non-current assets	(4,668)	(3,837)	(5,781)
Payments to non-controlling interests due to acquisition of subsidiaries	(16)	(1,106)	—
Proceeds from disposal of property, plant and equipment	1,616	1,146	2,127
Proceeds from disposal of other non-current assets	224	921	991
Interest received	2,953	2,227	2,079
Dividends received	5,438	7,181	10,505
Decrease / (increase) in time deposits with maturities over three months	710	(12,994)	240

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(267,732)	(243,546)	(175,887)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(634,987)	(578,129)	(458,780)
Repayments of long-term borrowings	(119,240)	(195,984)	(285,519)
Interest paid	(19,026)	(19,590)	(19,276)
Dividends paid to non-controlling interests	(15,207)	(12,621)	(2,401)
Dividends paid to owners of the Company	(27,369)	(19,626)	(8,450)
Payments to non-controlling interests due to capital reduction of subsidiaries	(86)	—	(1)
Increase in short-term borrowings	601,689	601,862	460,478
Increase in long-term borrowings	88,500	128,390	247,429
Capital contribution from non-controlling interests	2,211	1,470	940
Decrease in other long-term obligations	—	(497)	(1,427)

NET CASH FLOWS USED FOR FINANCING ACTIVITIES	(123,515)	(94,725)	(67,007)

TRANSLATION OF FOREIGN CURRENCY	2,503	(3,538)	2,873

(Decrease) / increase in cash and cash equivalents	(37,179)	24,846	25,158
Cash and cash equivalents at beginning of the year	122,777	97,931	72,773

Cash and cash equivalents at end of the year	85,598	122,777	97,931

The accompanying notes are an integral part of these financial statements.

Note:	The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated (see Note 3(aa)).

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2018, 2017 and 2016

(Amounts in millions)

	Attributable to Owners of the Company				Non-controlling Interests	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2016	183,021	711,755	284,940	1,179,716	164,318	1,344,034

Profit for the year ended December 31, 2016	—	7,857	—	7,857	21,515	29,372
Other comprehensive income for the year ended December 31, 2016	—	—	7,957	7,957	1,632	9,589
Special reserve-safety fund reserve	—	—	1,540	1,540	74	1,614
Dividends	—	(8,450)	—	(8,450)	(4,282)	(12,732)
Equity transaction with non-controlling interests in subsidiaries	—	—	224	224	(2,061)	(1,837)
Capital contribution from non-controlling interests	—	—	—	—	1,087	1,087
Other	—	35	145	180	1,428	1,608

Balance at December 31, 2016	183,021	711,197	294,806	1,189,024	183,711	1,372,735

Balance at January 1, 2017	183,021	711,197	294,806	1,189,024	183,711	1,372,735
Profit for the year ended December 31, 2017	—	22,798	—	22,798	13,995	36,793
Other comprehensive income for the year ended December 31, 2017	—	—	887	887	(2,252)	(1,365)
Special reserve-safety fund reserve	—	—	178	178	149	327
Transfer to reserves	—	(1,929)	1,929	—	—	—
Dividends	—	(19,626)	—	(19,626)	(10,404)	(30,030)
Equity transaction with non-controlling interests in subsidiaries	—	—	289	289	649	938
Capital contribution from non-controlling interests	—	—	—	—	2,584	2,584
Other	—	(3)	(27)	(30)	(633)	(663)

Balance at December 31, 2017	183,021	712,437	298,062	1,193,520	187,799	1,381,319

Balance at January 1, 2018Note	183,021	712,437	298,062	1,193,520	187,799	1,381,319
Profit for the year ended December 31, 2018	—	52,591	—	52,591	19,825	72,416
Other comprehensive income for the year ended December 31, 2018	—	—	(4,964)	(4,964)	2,316	(2,648)
Special reserve-safety fund reserve	—	—	465	465	143	608
Transfer to reserves	—	(5,476)	5,476	—	—	—
Dividends	—	(27,369)	—	(27,369)	(15,423)	(42,792)
Equity transaction with non-controlling interests in subsidiaries	—	—	13	13	(24)	(11)
Capital contribution from non-controlling interests	—	—	—	—	2,300	2,300
Disposal of subsidiaries	—	—	—	—	(879)	(879)
Other	—	(1)	31	30	315	345

Balance at December 31, 2018	183,021	732,182	299,083	1,214,286	196,372	1,410,658

The accompanying notes are an integral part of these financial statements.

Note:	The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated (see Note 3(aa)).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in millions, except for the per share data and otherwise stated)

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. was renamed (“CNPC” before and after the change of name) on December 19, 2017. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas (Note 39).

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

Under this method of accounting, the Group’s share of the post-acquisition profits or losses of associates is recognized in profit or loss and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amounts of the investments. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss and is tested for impairment as part of the overall balance. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired associate at the date of acquisition. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

A listing of the Group’s principal associates is shown in Note 16.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(c) Investments in joint ventures

Joint ventures are arrangements in which the Group with one or more parties have joint control, whereby the Group has rights to the net assets of the arrangements, rather than rights to their assets and obligations for their liabilities. The Group’s interests in joint ventures are accounted for by the equity method of accounting (Note 3(b)) in the consolidated financial statements.

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

(e) Foreign currencies

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Most assets and operations of the Group are located in the PRC (Note 39), and the functional currency of the Company and most of the consolidated subsidiaries is the Renminbi (“RMB”). The consolidated financial statements are presented in the presentation currency of RMB.

Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the respective dates of the transactions; monetary assets and liabilities denominated in foreign currencies are translated at exchange rates at the date of the statement of financial position; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognized in profit or loss.

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

The Group uses the following estimated useful lives, estimated residual value ratios and annual depreciation rates for depreciation purposes:

	Estimated useful lives	Estimated residual value ratio %	Annual depreciation rate %
Buildings	8 to 40 years	5	2.4 to 11.9
Equipment and Machinery	4 to 30 years	3 to 5	3.2 to 24.3
Motor Vehicles	4 to 14 years	5	6.8 to 23.8
Other	5 to 12 years	5	7.9 to 19.0

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

Gains and losses on disposals of property, plant and equipment are determined by reference to their carrying amounts and are recorded in the profit or loss.

Interest and other costs on borrowings to finance the construction of property, plant and equipment, including oil and gas properties (Note 3(g)), are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Costs for repairs and maintenance activities are expensed as incurred except for costs of components that result in improvements or betterments which are capitalized as part of property, plant and equipment and depreciated over their useful lives.

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

The Ministry of Natural Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

The cost of oil and gas properties is amortized at the field level based on the units of production method. Units of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group’s production licenses.

(h) Intangible assets and goodwill

Expenditures on acquired patents, trademarks, technical know-how and licenses are capitalized at historical cost and amortized using the straight-line method over their estimated useful lives. Intangible assets are not subsequently revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount and is recognized in profit or loss. The recoverable amount is measured as the higher of fair value less costs to sell and value in use. Value in use is the estimated net present value of future cash flows to be derived from the asset.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(i) Financial instruments

(a) Recognition and initial measurement

Accounts receivable and debt securities issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a accounts receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at Fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. An accounts receivable without a significant financing component is initially measured at the transaction price.

(b) Classification and subsequent measurement

Financial assets – Policy applicable from January 1, 2018

On initial recognition, a financial asset is classified as measured at: amortized cost; Fair value through other comprehensive income (“FVOCI”) – debt investment; FVOCI – equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cashflows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets.

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

For the purposes of this assessment whether contractual cash flows are solely payments of principal and interest, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

Detailed accounting policies for subsequent measurement of financial assets are set out below:

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Financial assets – Policy applicable before January 1, 2018

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

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current.

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

Available-for-sale financial assets are measured at fair value except where there are no quoted market prices in active markets and the fair values cannot be reliably measured using valuation techniques. Available-for-sale financial assets that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are carried at cost. Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognized in OCI. Financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in the statement of comprehensive income within “other income, net” in the period in which they arise.

(c) Derecognition

Financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities

The Group derecognizes a financial liability when its contractual obligations are discharged or canceled, or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(d) Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(j) Impairment for financial assets

Policy applicable from January 1, 2018

The Group recognizes loss allowances for expected credit losses (“ECLs”) on:

•	financial assets measured at amortized cost;

•	debt investments measured at FVOCI; and

•	contract assets.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the financial assets for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition, which are measured as 12-month ECLs. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort.

Loss allowances for accounts receivable are always measured at an amount equal to lifetime ECLs. The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. Impairment losses on trade and other receivables are presented under ‘Selling, general and administrative expenses ’, similar to the presentation under IAS 39, and not presented separately in the statement of profit or loss and OCI due to materiality considerations.

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For customers, the Group individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Policy applicable before January 1, 2018

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the available-for-sale financial asset and the present value of the estimated cash flows. For accounts receivable, the provision of impairment is established if there is objective evidence that the Group will not be able to collect amount due according to the original terms of the receivables. The factors the Group considers when assessing whether an accounts receivable is impaired include but are not limited to significant financial difficulties of the customer, probability that the debtor will enter bankruptcy or financial reorganization and default or delinquency in payments. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

(k) Leases

Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. The Group has no significant finance leases.

Leases of assets under which a significant portion of the risks and benefits of ownership are effectively retained by the lessors are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessors) are expensed on a straight-line basis over the lease terms. Payments made to the Ministry of Natural Resources to secure land use rights (excluding mineral properties) are treated as operating leases. Land use rights are generally obtained through advance lump-sum payments and the terms of use range up to 50 years.

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

(m) Contract costs

Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfill a contract with a customer which are not capitalized as inventory (Note 3(l)), property, plant and equipment (Note 3(f)), oil and gas properties (Note 3(g)) or intangible assets (Note 3(h)).

Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. Incremental costs of obtaining a contract are capitalized when incurred if the costs relate to revenue which will be recognized in a future reporting period and the costs are expected to be recovered, unless the expected amortization period is one year or less from the date of initial recognition of the asset, in which case the costs are expensed when incurred. Other costs of obtaining a contract are expensed when incurred.

Costs to fulfill a contract are capitalized if the costs relate directly to an existing contract or to a specifically identifiable anticipated contract; generate or enhance resources that will be used to provide goods or services in the future; and are expected to be recovered.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Capitalized contract costs are stated at cost less accumulated amortization and impairment losses. Impairment losses are recognized to the extent that the carrying amount of the contract cost asset exceeds the net of (i) remaining amount of consideration that the Group expects to receive in exchange for the goods or services to which the asset relates, less (ii) any costs that relate directly to providing those goods or services that have not yet been recognized as expenses.

Amortization of capitalized contract costs is charged to profit or loss when the revenue to which the asset relates is recognized.

(n) Contract assets and contract liabilities

A contract asset is recognized when the Group recognizes revenue before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets are assessed for ECLs in accordance with the policy set out in Note 3(j) and are reclassified to receivables when the right to the consideration has become unconditional (Note 3(o)).

A contract liability is recognized when the customer pays consideration before the Group recognizes the related revenue. A contract liability would also be recognized if the Group has an unconditional right to receive consideration before the Group recognizes the related revenue. In such cases, a corresponding receivable would also be recognized (Note 3(o)).

When the contract includes a significant financing component, the contract balance includes interest accrued under the effective interest method (Note 3(t)).

(o) Accounts receivable

Accounts receivable are recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due (Note 3(n)).

Receivables are stated at amortized cost using the effective interest method less allowance for credit losses (Note 3(j)).

(p) Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits held with banks and highly liquid investments with original maturities of three months or less from the time of purchase.

(q) Accounts payable

Accounts payable are recognized initially at fair value and subsequently measured at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(r) Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective interest method. Interest expense is recognized in accordance with the Group’s accounting policy for borrowing costs.

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

(s) Share capital

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12 “Income Taxes”.

(t) Interest income and interest expense

Interest income or expense is recognized using the effective interest method.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•	the gross carrying amount of the financial asset; or

•	the amortized cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

(u) Taxation

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

The Group has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

(a) Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

(b) Deferred tax

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

(c) Taxes other than income tax

The Group also incurs various other taxes and levies that are not income taxes. “Taxes other than income taxes”, which form part of operating expenses, primarily comprise consumption tax (Note 9), resource tax (Note 9), crude oil special gain levy (Note 9), urban construction tax and education surcharges.

(v) Revenue recognition

Income is classified by the Group as revenue when it arises from the sale of goods, the provision of services in the ordinary course of the Group’s business.

Revenue is recognized when control over a product or service is transferred to the customer at the amount of promised consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

Where the contract contains a financing component more than 12 months, interest income is accrued or interest expense is accrued separately under the effective interest method. The Group does not adjust the consideration for any effects of a significant financing component if the period of financing is 12 months or less.

(w) Provisions

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

Provision for onerous contracts is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.

(x) Research and development

Research expenditure incurred is recognized as an expense. Costs incurred on development projects are recognized as intangible assets to the extent that such expenditure is expected to generate future economic benefits.

(y) Retirement benefit plans

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

(z) Related parties

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

(aa) New accounting standards developments

(a) New and amended standards adopted by the Group

The Group has initially adopted IFRS 15 and IFRS 9 from January 1, 2018. A number of other new standards are effective from January 1, 2018 but they do not have a material effect on the Group’s financial statements.

Due to the transition methods chosen by the Group in applying these standards, comparative information throughout these financial statements has not been restated to reflect the requirements of the new standards.

(i) IFRS 15 “Revenue from contracts with customers”

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaced IAS 18 “Revenue” (“IAS 18”), IAS 11 “Construction Contracts” (“IAS 11”) and related interpretations. Under IFRS 15, revenue is recognized when a customer obtains control of the goods or services. Determing the timing of the transfer of contract – at point time or over time – requires judgment.

The Group has adopted IFRS 15 using the cumulative effect method (without practical expedients), with the effect of initially applying this standard recognized at the date of initial application (i.e. January 1, 2018). Accordingly, the information presented for 2017 has not been restated – i.e. it is presented, as previously reported, under IAS 18, IAS 11 and related interpretations.

The impacts of adopting IFRS 15 on the Group’s statement of financial position as at December 31, 2018 was that the advances from customers for transfer of goods (or rendering of services) is transferred out from “Advances from customers” as previously included in “Accounts payable and accrued liabilities” to “Contract liabilities”. There was no material impact on the Group’s statement of comprehensive income and statement of cash flows for the year ended December 31, 2018.

(ii) IFRS 9 “Financial Instruments”

IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”).

Expected impacts of the new requirements on the Group’s financial statements are as follow:

Classification and measurement of financial assets and financial liabilities

The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

categories of held to maturity, loans and receivables and available for sale. IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.

As for the classification and measurement of financial instruments, financial assets used to be carried at amortized costs and those at FVTPL shall continue to maintain their existing classification and measurement methods after adopting IFRS 9. As for the non-trading equity instrument investments used to be classified as “Available-for-sale financial assets”, the Group chooses to irrevocably designate them as carried at FVOCI (not to be carried forward into current profit or loss in the future).

Impairment of financial assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ model. The new impairment model applies to financial assets measured at amortized cost, debt investments at FVOCI and contract assets.

Subject to the new standards on financial instruments, the Group has made an assessment on the gap between the original carrying amount and the carrying amount at the date of adoption of the new standards. The adoption of the new standard exerts no material impact on the retained earnings and other comprehensive income as at January 1, 2018.

Transition

Changes in accounting policies resulting from the adoption of IFRS 9 have been applied retrospectively, except the Group has used an exemption not to restate comparative information for prior periods with respect to classification and measurement (including impairment) requirements. There is no differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 are recognized in retained earnings and reserves as at January 1, 2018.

(b)	Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after January 1, 2018 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.

Of those standards that are not yet effective, IFRS 16 is expected to have a material impact on the Group’s financial statements in the period of initial application.

(i) IFRS 16 “Leases”

The Group is required to adopt IFRS 16 Leases from January 1, 2019. The Group has assessed the estimated impact that initial application of IFRS 16 will have on its consolidated financial statements, as described below. The actual impacts of adopting the standard on January 1, 2019 may change because:

•	the Group has not finalized the testing and assessment of controls over its new IT systems; and

•	the new accounting policies are subject to change until the Group presents its first financial statements that include the date of initial application.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

IFRS 16 introduces a single, on-balance lease sheet accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items.

IFRS 16 replaces existing leases guidance including IAS 17 “Leases”, IFRIC 4 “Determining whether an Arrangement contains a Lease”, SIC-15 “Operating Leases – Incentives” and SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”.

Leases in which the Group is a lessee

The Group will recognize new assets and liabilities for its operating leases of land, buildings and equipment. The nature of expenses related to those leases will now change because the Group will recognize a depreciation charge for right-of-use assets and interest expense on lease liabilities.

Previously, the Group recognized operating lease expense on a straight-line basis over the term of the lease, and recognized assets and liabilities only to the extent that there was a timing difference between actual lease payments and the expense recognized.

In addition, the Group will no longer recognize provisions for operating leases that it assesses to be onerous as described in Note 3(w). Instead, the Group will include the payments due under the lease in its lease liability.

No significant impact is expected for the Group’s finance leases.

Based on the information currently available, the Group estimates that it will recognize additional lease liabilities of at least RMB 100,000 as at January 1, 2019.

Transition

The Group plans to apply IFRS 16 initially on January 1, 2019, using the modified retrospective approach. Therefore, the cumulative effect of adopting IFRS 16 will be recognized as an adjustment to the opening balance of retained earnings at January 1, 2019, with no restatement of comparative information.

The Group plans to apply the practical expedient to grandfather the definition of a lease on transition. This means that it will apply IFRS 16 to all contracts entered into before January 1, 2019 and identified as leases in accordance with IAS 17 and IFRIC 4.

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

(ii) Interest rate risk

The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 29.

(iii) Price risk

The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favorable or unfavorable impacts on the Group.

The Group uses derivative financial instruments, including commodity futures, commodity swaps and commodity options, to hedge some price risks efficiently.

(b) Credit risk

Credit risk arises from cash and cash equivalents, time deposits with banks and credit exposure to customers with outstanding receivable balances.

A substantial portion of the Group’s cash at bank and time deposits are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.

The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The aging analysis of accounts receivable (net of impairment of accounts receivable) is presented in Note 23. The Group measures loss allowance for accounts receivable at an amount equal to lifetime ECLs. The ECLs were calculated based on historical actual credit loss experience. The rates were considered the differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables. The Group performed the calculation of ECL rates by the operating segment and geography.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The following table provides information about the exposure to credit risk and ECLs for accounts receivable as at December 31, 2018.

	Gross carrying amount	Impairment provision on individual basis	Impairment provision on provision matrix basis		Loss allowance
			Weighted - average loss rate	Impairment provision
	RMB	RMB	%	RMB	RMB
Current (not past due)	55,957	50	0.1%	80	130
Within 1 year past due	2,067	80	0.5%	9	89
1 to 2 years past due	496	52	7.4%	33	85
2 to 3 years past due	723	547	35.2%	62	609
Over 3 years past due	3,317	2,830	63.7%	310	3,140

Total	62,560	3,559		494	4,053

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

Analysis of the Group’s borrowings based on the remaining period at the date of the statement of financial position to the contractual maturity dates is presented in Note 29.

4.2 Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimize returns for owners and to minimize its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings / (interest-bearing borrowings + total equity). The gearing ratio at December 31, 2018 is 22.4% (December 31, 2017: 25.2%).

4.3 Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2018 and 2017 are disclosed in the respective accounting policies.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash and cash equivalents, time deposits with maturities over three months but within one year, accounts receivable, other receivables, notes receivable, trade payables, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings is presented in Note 29.

The equity investments that are not held for trading are measured at fair value at the end of the reporting period. The fair value of such equity investments are mainly categorized into level 1 of the fair value hierarchy which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques.

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

Revenue mainly represents revenues from the sale of crude oil, natural gas, refined products and chemical products. The revenue information for the year ended December 31, 2018 is as follows:

Type of Category	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Type of goods and services
Crude oil	477,512	—	440,560	—	—	918,072
Natural gas	104,927	—	222,387	256,810	—	584,124
Refined products	21,276	702,572	1,315,959	—	—	2,039,807
Chemical products	—	164,229	—	—	—	164,229
Pipeline transportation business	—	—	—	70,068	—	70,068
Non-oil sales in gas stations	—	—	22,274	—	—	22,274
Others	54,768	7,153	1,722	35,545	2,372	101,560
Intersegment elimination	(539,295)	(692,660)	(280,639)	(34,156)	(606)	(1,547,356)

Revenue from contracts with customers	119,188	181,294	1,722,263	328,267	1,766	2,352,778

Other revenue						810

Total						2,353,588

Geographical Region
Mainland China	41,791	181,294	963,061	328,267	1,766	1,516,179
Others	77,397	—	759,202	—	—	836,599

Revenue from contracts with customers	119,188	181,294	1,722,263	328,267	1,766	2,352,778

Other revenue						810

Total						2,353,588

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

7	PROFIT BEFORE INCOME TAX EXPENSE

	2018	2017	2016
	RMB	RMB	RMB
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from financial assets measured at fair value through other comprehensive income	52	—	—
Dividend income from available-for-sale financial assets	—	42	60
Reversal of provision for impairment of receivables	1,370	37	62
Reversal of write down in inventories	77	49	75
Government grants (i)	11,774	9,102	8,509
Gain on disposal of investment in subsidiaries	45	613	24,674

Charged
Amortization of intangible and other assets	4,894	4,495	4,896
Auditors’ remuneration (ii)	53	53	53
Cost of inventories recognized as expense	1,805,656	1,560,361	1,217,131
Provision for impairment of receivables	1,385	3,291	1,671
Loss on disposal of property, plant and equipment	16,759	4,939	7,972
Operating lease expenses	20,180	20,073	19,027
Research and development expenses	14,093	12,323	11,227
Write down in inventories	4,155	1,118	2,709

(i)

Comprises proportionate refund of import value-added tax relating to the import of natural gas (including liquefied natural gas) provided by the PRC government and value-added tax refund upon levy for pipeline transportation service over which portion of value-added tax actual tax burden exceeds 3%. This value-added tax refund is applicable from January 1, 2011 to December 31, 2020 and available when the import prices of the natural gas and liquefied natural gas imported under any State-sanctioned pipelines are higher than their prescribed selling prices.

(ii)

The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB 52 paid by subsidiaries to the Company’s current auditor and its network firms which primarily relates to audit, tax compliance and other advisory services (2017: RMB 52, 2016: RMB 66).

8	EMPLOYEE COMPENSATION COSTS

	2018	2017	2016
	RMB	RMB	RMB
Wages, salaries and allowances	95,492	82,639	75,461
Social security costs	48,535	42,745	42,201

	144,027	125,384	117,662

Social security costs mainly represent contributions to plans for staff welfare organized by the PRC municipal and provincial governments and others including contributions to the retirement benefit plans (Note 34).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

9	TAXES OTHER THAN INCOME TAXES

	2018	2017	2016
	RMB	RMB	RMB
Consumption tax	149,455	142,708	140,268
Resource tax	24,339	18,000	14,472
Crude oil special gain levy	4,750	—	—
Other	38,723	37,314	34,868

	217,267	198,022	189,608

10	INTEREST EXPENSE

	2018	2017	2016
	RMB	RMB	RMB
Interest on
Bank loans	2,044	1,569	891
Other loans	16,037	17,394	19,910
Accretion expense (Note 33)	5,678	5,453	5,126
Less: Amounts capitalized	(1,407)	(2,008)	(2,579)

	22,352	22,408	23,348

Amounts capitalized are borrowing costs that are attributable to the construction of a qualifying asset. The average interest rate used to capitalize such general borrowing cost was 4.28% per annum for the year ended December 31, 2018 (2017: 4.28% per annum, 2016: 4.28% per annum).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

11 EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of directors and supervisors for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018				2017	2016
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Chairman:
Mr. Wang Yilin	—	—	—	—	—	—
Vice chairmen:
Mr. Zhang Jianhua (i)	—	553	80	633	—	—
Mr. Wang Dongjin (ii)	—	373	36	409	823	774

Executive directors:
Mr. Zhao Zhengzhang (iii)	—	—	—	—	159	759
Mr. Hou Qijun (iii)	—	740	148	888	648	—

Non-executive directors:
Mr. Yu Baocai (iv)	—	—	—	—	—	—
Mr. Shen Diancheng (vi)	—	—	—	—	—	—
Mr. Liu Yuezhen	—	—	—	—	—	—
Mr. Liu Hongbin (v)	—	—	—	—	—	679
Mr. Duan Liangwei (vi)	—	—	—	—	—	—
Mr. Qin Weizhong (vi)	—	—	—	—	—	—
Mr. Chen Zhiwu (vii)	—	—	—	—	—	234
Mr. Richard H. Matzke (vii)	—	—	—	—	—	241
Mr. Lin Boqiang	365	—	—	365	250	281
Mr. Zhang Biyi	399	—	—	399	250	278
Ms. Elsie Leung Oi-sie (vii)	334	—	—	334	220	—
Mr. Tokuchi Tatsuhito (vii)	334	—	—	334	226	—
Mr. Simon Henry (vii)	340	—	—	340	213	—

	1,772	—	—	1,772	1,159	1,713

Supervisors:
Mr. Xu Wenrong (viii)	—	—	—	—	—	—
Mr. Guo Jinping (viii)	—	—	—	—	—	—
Mr. Zhang Fengshan	—	—	—	—	—	—
Mr. Li Qingyi (viii)	—	—	—	—	—	—
Mr. Jia Yimin (viii)	—	—	—	—	—	—
Mr. Jiang Lifu	—	—	—	—	—	—
Mr. Lu Yaozhong (viii)	—	—	—	—	—	—
Mr. Wang Liang (x)	—	—	—	—	—	—
Mr. Yao Wei (ix)	—	—	—	—	—	469
Mr. Liu Hehe (ix)	—	—	—	—	—	352
Mr. Yang Hua (viii)	—	—	—	—	250	862
Mr. Fu Suotang (viii)	—	877	90	967	571	—
Mr. Li Jiamin	—	778	72	850	810	707
Mr. Liu Xianhua (ix)	—	675	68	743	733	528
Mr. Li Wendong (ix)	—	847	113	960	884	670

	—	3,177	343	3,520	3,248	3,588

	1,772	4,843	607	7,222	6,037	6,834

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(i)

Mr. Zhang Jianhua was elected as the vice chairman and non-executive director from October 28, 2016. Mr. Zhang Jianhua was elected as the president and executive director from June 5, 2018. Mr. Zhang Jianhua ceased being the president and executive director from November 14, 2018.

(ii)	Mr. Wang Dongjin ceased being the president and executive director from April 2, 2018.
(iii)

Mr. Zhao Zhengzhang ceased being the executive director from June 8, 2017. Mr. Hou Qijun was elected as the executive director from June 8, 2017. Mr. Hou Qijun was elected as the president from March 21, 2019.

(iv)	Mr. Yu Baocai ceased being the non-executive director from June 7, 2018.
(v)

Mr. Liu Hongbin ceased being the vice chairman and was transferred from the executive director to the non-executive director from October 28, 2016, besides, received no emoluments from the Company since the next day.

(vi)

Mr. Shen Diancheng ceased being the non-executive director from June 8, 2017. Mr. Duan Liangwei and Mr. Qin Weizhong were elected as the non-executive directors from June 8, 2017. Mr. Qin Weizhong ceased being the non-executive director from April 15, 2019.

(vii)

Mr. Chen Zhiwu and Mr. Richard H. Matzke ceased being the independent non-executive directors from June 8, 2017. Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry were elected as the independent non-executive directors from June 8, 2017.

(viii)

Mr. Xu Wenrong was elected as an non-executive director from May 25, 2016. Mr.Xu Wenrong ceased being the non-executive director from June 8, 2017. Mr.Xu Wenrong was elected as the Chairman of the Supervisory Committee and Mr. Lu Yaozhong was elected as the supervisor from June 8, 2017. Mr. Guo Jinping, Mr. Li Qingyi and Mr. Jia Yimin ceased being the supervisors from June 8, 2017. Mr. Yang Hua ceased being the staff supervisor from June 8, 2017. Mr. Fu Suotang were elected as the staff supervisor from June 8, 2017.

(ix)	Mr. Li Wendong and Mr. Liu Xianhua were elected as the staff supervisors, besides, Mr. Yao Wei and Mr. Liu Hehe ceased being the staff supervisors from May 17, 2016.
(x)	Mr. Wang Liang was elected as the supervisor from October 26, 2017.
(xi)	The emoluments above are all pre-tax amounts.

None of the directors and supervisors has waived their remuneration during the year ended December 31, 2018. (2017: None of the directors and supervisors has waived their remuneration during the year ended December 31, 2017. 2016: None of the directors and supervisors has waived their remuneration during the year ended December 31, 2016)

The five highest paid individuals in the Company for the year ended December 31, 2018 include one supervisor whose emolument was reflected in the analysis shown above and the note; and four senior managements whose allowances and other benefits were RMB 0.912, RMB 0.899, RMB 0.866 and RMB 0.847, respectively, and whose contribution to retirement benefit scheme were RMB 0.148, RMB 0.148, RMB 0.148 and RMB 0.148, respectively.

The five highest paid individuals in the Company for the year ended December 31, 2017 include two supervisors whose emoluments are reflected in the analysis shown above and the note; and three senior managements whose allowances and other benefits were RMB 0.823, RMB 0.823 and RMB 0.732, respectively, and whose contribution to retirement benefit scheme were RMB 0.127, RMB 0.127 and RMB 0.127, respectively.

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

During 2018, 2017 and 2016, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

12	INCOME TAX EXPENSE

	2018	2017	2016
	RMB	RMB	RMB
Current taxes	34,983	23,835	19,762
Deferred taxes (Note 32)	7,807	(7,539)	(3,994)

	42,790	16,296	15,768

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

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group is as follows:

	2018	2017	2016
	RMB	RMB	RMB
Profit before income tax expense	115,206	53,089	45,140

Tax calculated at a tax rate of 25%	28,802	13,272	11,285
Tax return true-up	554	1,275	1,887
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	4,414	693	1,797
Effect of preferential tax rate	(3,855)	(5,058)	(2,418)
Tax effect of income not subject to tax	(3,278)	(3,401)	(4,935)
Tax effect of expenses not deductible for tax purposes	8,278	5,018	1,155
Tax effect of temporary differences and losses unrecognized as deferred tax assets	7,875	4,497	6,997

Income tax expense	42,790	16,296	15,768

13	BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the years ended December 31, 2018, 2017 and 2016 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

14	DIVIDENDS

	2018	2017	2016
	RMB	RMB	RMB
Interim dividends attributable to owners of the Company for 2018 (a)	16,252	—	—
Proposed final dividends attributable to owners of the Company for 2018 (b)	16,472	—	—
Interim dividends attributable to owners of the Company for 2017 (c)	—	12,676	—
Final dividends attributable to owners of the Company for 2017 (d)	—	11,117	—
Interim dividends attributable to owners of the Company for 2016 (e)	—	—	3,899
Final dividends attributable to owners of the Company for 2016 (f)	—	—	6,957

	32,724	23,793	10,856

(a)

Interim dividends attributable to owners of the Company in respect of 2018 of RMB 0.08880 yuan per share amounting to a total of RMB 16,252. The dividends were not paid before June 30, 2018 and were not recognized as liability as of June 30, 2018, as they were declared after the date of the statement of financial position. The dividends were paid on September 21, 2018 (A shares) and November 1, 2018 (H shares).

(b)

At the 1st meeting of the Board in 2019, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2018 of RMB 0.09 yuan per share amounting to a total of RMB 16,472. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings for the year ended December 31, 2018 when approved at the forthcoming Annual General Meeting.

(c)

Interim dividends attributable to owners of the Company in respect of 2017 of RMB 0.06926 yuan per share amounting to a total of RMB 12,676. The dividends were not paid before June 30, 2017 and were not recognized as liability as of June 30, 2017, as they were declared after the date of the statement of financial position. The dividends were paid on September 15, 2017 (A shares) and October 27, 2017 (H shares).

(d)

Final dividends attributable to owners of the Company in respect of 2017 of RMB 0.06074 yuan per share amounting to a total of RMB 11,117 and were paid on June 21, 2018 (A shares) and July 26, 2018 (H shares).

(e)

Interim dividends attributable to owners of the Company in respect of 2016 of RMB 0.02131 yuan per share amounting to a total of RMB 3,899. The dividends were not paid before June 30, 2016 and were not recognized as liability as of June 30, 2016, as they were declared after the date of the statement of financial position. The dividends were paid on September 21, 2016 (A shares) and October 28, 2016 (H shares).

(f)

Final dividends attributable to owners of the Company in respect of 2016 of RMB 0.03801 yuan per share amounting to a total of RMB 6,957 were paid on June 22, 2017 (A shares) and July 27, 2017 (H shares).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

15	PROPERTY, PLANT AND EQUIPMENT

Year Ended December 31, 2018	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	226,107	2,011,329	1,058,011	28,990	32,631	199,873	3,556,941
Additions	650	10,217	3,584	1,113	649	238,691	254,904
Transfers	15,880	146,012	42,223	—	1,539	(205,654)	—
Disposals or write offs	(6,415)	(57,281)	(12,425)	(2,184)	(506)	(8,579)	(87,390)
Currency translation differences	(90)	3,089	373	(8)	(233)	2,263	5,394

At end of the year	236,132	2,113,366	1,091,766	27,911	34,080	226,594	3,729,849

Accumulated depreciation and impairment
At beginning of the year	(93,765)	(1,199,741)	(519,089)	(20,296)	(18,230)	(3,007)	(1,854,128)
Charge for the year and others	(9,995)	(131,023)	(49,281)	(1,629)	(1,875)	—	(193,803)
Impairment charge	(759)	(19,856)	(3,937)	(37)	(2,066)	(3,270)	(29,925)
Disposals or write offs or transfers	4,095	42,218	9,923	1,676	358	55	58,325
Currency translation differences	78	(4,505)	(52)	10	99	(47)	(4,417)

At end of the year	(100,346)	(1,312,907)	(562,436)	(20,276)	(21,714)	(6,269)	(2,023,948)

Net book value
At end of the year	135,786	800,459	529,330	7,635	12,366	220,325	1,705,901

Year Ended December 31, 2017	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	214,710	1,909,213	990,832	29,227	22,268	229,371	3,395,621
Additions	1,042	9,193	3,995	824	528	204,159	219,741
Transfers	13,913	124,257	75,284	—	10,506	(223,960)	—
Disposals or write offs	(3,280)	(21,746)	(11,061)	(1,032)	(441)	(9,455)	(47,015)
Currency translation differences	(278)	(9,588)	(1,039)	(29)	(230)	(242)	(11,406)

At end of the year	226,107	2,011,329	1,058,011	28,990	32,631	199,873	3,556,941

Accumulated depreciation and impairment
At beginning of the year	(85,323)	(1,063,500)	(469,475)	(19,467)	(11,971)	(6,340)	(1,656,076)
Charge for the year and others	(9,968)	(150,178)	(49,509)	(1,754)	(1,857)	—	(213,266)
Impairment charge	(659)	(3,961)	(10,300)	(3)	(2,715)	(309)	(17,947)
Disposals or write offs or transfers	2,075	11,426	9,663	921	(1,699)	3,664	26,050
Currency translation differences	110	6,472	532	7	12	(22)	7,111

At end of the year	(93,765)	(1,199,741)	(519,089)	(20,296)	(18,230)	(3,007)	(1,854,128)

Net book value
At end of the year	132,342	811,588	538,922	8,694	14,401	196,866	1,702,813

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The Group’s exploration and production segment determines whether there are any indications of impairment for the oil blocks according to the Group’s guidance of identification of impairment indications for oil and gas properties, performs the impairment tests on those oil blocks with indications of impairment, and reports the results to the Group’s internal professional team (including operation and finance team) for further overall assessment and evaluation. The final results of the impairment tests have been submitted to the Group’s management for review and approval. The Group recorded impairment losses amounting to RMB 19,856 and RMB 2,904 related to oil and gas properties and construction in progress respectively under the exploration and production segment for the year ended December 31, 2018 (2017: RMB 3,961 related to oil and gas properties under the exploration and production segment, 2016: RMB 711 and RMB 44 related to oil and gas properties and construction in progress respectively under the exploration and production segment) due to the higher production costs and significant drop in the economic benefits of certain oil blocks at the late stage of production. The carrying amount of those impaired oil and gas properties was written down to their respective recoverable amounts, which were determined based on the present values of the expected future cash flows of the assets. The Group referred to the weighted average cost of capital of the oil and gas industry when determining discount rate, and made relevant adjustments according to specific risks in different countries or regions. In 2018, the after-tax discount rates adopted by most oil blocks of the Group ranged from 7.3% to 11.5% (2017: 7.6% to 11.0%, 2016: 7.1% to 10.3%).

The Group recorded impairment losses amounting to RMB 3,937 for the year ended December 31, 2018 related to petrochemical and refinery production facilities (2017: RMB 10,300 primarily related to certain petrochemical production facilities, 2016: RMB 8,502 primarily related to certain petrochemical and liquefied natural gas production facilities). The impairment of these properties is mainly due to the higher production cost and MTBE and etherification plant discontinued in accordance with the national regulations for promoting ethanol for vehicle fuel. The carrying amount of these assets has been reduced to the recoverable amount.

The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2018, 2017 and 2016.

	2018	2017	2016
	RMB	RMB	RMB
At beginning of the year	22,843	21,421	20,177
Additions to capitalized exploratory well costs pending the determination of proved reserves	28,045	25,165	21,847
Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(15,404)	(14,288)	(10,914)
Capitalized exploratory well costs charged to expense	(8,579)	(9,455)	(9,689)

At end of the year	26,905	22,843	21,421

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed.

	December 31, 2018	December 31, 2017
	RMB	RMB
One year or less	17,542	15,231
Over one year	9,363	7,612

Balance at December 31	26,905	22,843

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

The summarized financial information of the Group’s principal associates and joint ventures, including the aggregated amounts of assets, liabilities, revenue, profit or loss and the interest held by the Group were as follows:

Name	Country of Incorporation	Registered Capital	Principal Activities	Interest Held
				Direct%	Indirect%
Dalian West Pacific Petrochemical Co., Ltd.	PRC	USD 258million	Production and sale of petroleum and petrochemical products	28.44	—

China Petroleum Finance Co., Ltd.	PRC	8,331	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business	32.00	—

CNPC Captive Insurance Co., Ltd.	PRC	5,000	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business	49.00	—

China Marine Bunker (PetroChina) Co., Ltd.	PRC	1,000	Oil import and export trade and transportation, sale and storage	—	50.00

Arrow Energy Holdings Pty Ltd.	Australia	AUD 2	Exploration, development and sale of coal seam gas	—	50.00

Trans-Asia Gas Pipeline Co., Ltd.	PRC	5,000	Main contractor, investment holding, investment management, investment consulting, enterprise management advisory, technology development, promotion and technology consulting	—	50.00

Dividends received or receivable from associates and joint ventures were RMB 6,558 in 2018 (2017: RMB 7,034, 2016: RMB 10,172).

In 2018, investments in associates and joint ventures of RMB 207 (2017: RMB 96, 2016: RMB 101) were disposed of, resulting in a gain of RMB 7 (2017: a gain of RMB 6, 2016: a loss of RMB 40).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

In 2018, the share of profit and other comprehensive income in all individually immaterial associates and joint ventures accounted for using equity method in aggregate was profit of RMB 8,996 (2017: profit of RMB 3,235, 2016: profit of RMB 2,738) and RMB 480 (2017: loss of RMB 845, 2016: loss of RMB 204), respectively.

Interest in Associates

Summarized financial information in respect of the Group’s principal associates and reconciliation to carrying amount is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	28.44	28.44	32.00	32.00	49.00	49.00
Current assets	4,833	5,326	173,948	169,389	10,493	9,386
Non-current assets	3,880	4,141	285,805	309,481	2,928	2,764
Current liabilities	10,013	12,108	378,472	394,064	7,184	6,097
Non-current liabilities	84	333	16,317	24,977	—	1

Net (liabilities) / assets	(1,384)	(2,974)	64,964	59,829	6,237	6,052

Group’s share of net assets	—	—	20,788	19,145	3,056	2,965
Goodwill	—	—	349	349	—	—

Carrying amount of interest in associates	—	—	21,137	19,494	3,056	2,965

Summarized statement of comprehensive income and dividends received by the Group are as follows:

	Dalian West Pacific Petrochemical Co., Ltd.			China Petroleum Finance Co., Ltd.			CNPC Captive Insurance Co., Ltd.
	2018	2017	2016	2018	2017	2016	2018	2017	2016
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	37,385	27,716	19,029	8,520	8,520	8,555	706	654	563
Profit for the year	1,558	2,602	1,475	7,554	7,286	7,524	315	364	302
Other comprehensive income	—	—	—	651	(1,395)	655	—	1	2

Total comprehensive income	1,558	2,602	1,475	8,205	5,891	8,179	315	365	304

Group’s share of total comprehensive income	—	—	—	2,626	1,885	3,628	154	179	149

Dividends received by the Group	—	—	—	983	815	7,203	63	27	—

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Interest in Joint Ventures

Summarized statement of financial position as included in their own financial statements, adjusted for fair value adjustments and differences in accounting policies in respect of the Group’s principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		Trans-Asia Gas Pipeline Co., Ltd.
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	50.00	50.00	50.00	50.00
Non-current assets	1,893	1,942	24,162	25,429	34,584	31,527
Current assets	7,313	6,449	627	540	3,330	3,957
Including: cash and cash equivalents	1,368	1,277	95	91	81	3,955
Non-current liabilities	152	232	19,772	21,569	2,100	2,100
Including: Non-current financial liabilities excluding trade and other payables and provisions	20	—	16,604	17,890	2,100	2,100
Current liabilities	6,091	5,309	4,624	583	267	343
Including: Current financial liabilities excluding trade and other payables and provisions	3,796	1,894	4,169	192	—	—

Net assets	2,963	2,850	393	3,817	35,547	33,041

Net assets attributable to owners of the Company	2,702	2,630	393	3,817	35,547	33,041
Group’s share of net assets	1,351	1,315	197	1,909	17,774	16,521
Elimination of transactions with the Group	—	—	(58)	(52)	—	—

Carrying amount of interest in joint ventures	1,351	1,315	139	1,857	17,774	16,521

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Summarized statement of comprehensive income as included in their own financial statements, adjusted for fair value adjustments and differences in accounting policies and dividends received by the Group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.			Arrow Energy Holdings Pty Ltd.			Trans-Asia Gas Pipeline Co., Ltd.
	2018	2017	2016	2018	2017	2016	2018	2017	From the closing date to Dec 31, 2016
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	43,924	31,770	23,336	1,529	1,449	1,135	14	16	84
Depreciation, depletion and amortization	(90)	(93)	(92)	(825)	(883)	(624)	(4)	(3)	(3)
Interest income	18	12	9	2	2	5	59	65	55
Interest expense	(96)	(39)	(45)	(1,285)	(1,300)	(1,307)	(46)	(43)	(32)
Income tax expense	(37)	(44)	(47)	—	—	—	10	—	(1)
Net profit / (loss)	126	116	101	(1,897)	(5,518)	(3,718)	1,931	4,612	(620)
Total comprehensive income	151	87	171	(3,435)	(3,445)	(3,402)	2,505	4,502	(514)
Group’s share of total comprehensive income	76	43	68	(1,718)	(1,723)	(1,701)	1,253	2,251	(257)

Dividends received by the Group	8	—	9	—	—	—	—	—	—

17	AVAILABLE-FOR-SALE FINANCIAL ASSETS

December 31, 2017
RMB
Available-for-sale financial assets	2,251
Less: Impairment losses	(334)

1,917

“Available-for-sale financial assets” were reclassified as “Financial assets measured at fair value through other comprehensive income” upon the initial adoption of IFRS 9 at January 1, 2018 (see Note 3(aa)(a)(ii)).

18	FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

December 31, 2018
RMB
China Pacific Insurance (Group) Co.,Ltd.	139
Chengdu Huaqi Houpu Holding Co.,Ltd.	114
Other items	485

738

The above equity investments are planned to be held for a long term by the Group for strategic purpose, the Group designates them as financial assets at fair value through other comprehensive income. “Available-for-sale financial assets” were reclassified as “Financial assets measured at fair value through other comprehensive

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

income” upon the initial adoption of IFRS 9 at January 1, 2018 (see Note 3(aa)(a)(ii)). Dividends amounting to RMB 52 were received on these investments during the year ended December 31, 2018.

19	SUBSIDIARIES

The principal subsidiaries of the Group are:

Company Name	Country of Incorporation	Registered Capital	Type of Legal Entity	Attributable Equity Interest %	Voting Rights%	Principal Activities
Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	100.00	Exploration, production and sale of crude oil and natural gas

CNPC Exploration and Development Company Limited (i)	PRC	16,100	Limited liability company	50.00	57.14	Exploration, production and sale of crude oil and natural gas outside the PRC

PetroChina Hong Kong Limited	Hong Kong	HKD 7,592 million	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC

PetroChina International Investment Company Limited	PRC	31,314	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries and joint ventures are the exploration, development and production of crude oil, natural gas, oil sands and coalbed methane outside the PRC

PetroChina International Company Limited	PRC	18,096	Limited liability company	100.00	100.00	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Company Name	Country of Incorporation	Registered Capital	Type of Legal Entity	Attributable Equity Interest %	Voting Rights%	Principal Activities

PetroChina Pipelines Co., Ltd.	PRC	80,000	Limited liability company	72.26	72.26	Oil and gas pipeline transportation, investment holding, import and export of goods, agency of import and export, import and export of technology, technology promotion service, professional contractor, main contractor

(i)

The Company consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Summarized financial information in respect of the Group’s principal subsidiaries with significant non-controlling interests is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Co., Ltd.
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	72.26	72.26
Current assets	21,463	24,722	4,604	2,882
Non-current assets	166,155	133,328	224,163	232,842
Current liabilities	14,525	13,273	7,531	6,059
Non-current liabilities	25,967	13,211	6,095	8,408

Net assets	147,126	131,566	215,141	221,257

Summarized statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited			PetroChina Pipelines Co., Ltd.
	2018	2017	2016	2018	2017	2016
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	45,618	37,304	28,196	43,062	43,627	41,794
Profit from continuing operations	15,563	3,696	24,153	19,436	17,891	20,420
Total comprehensive income	17,528	(1,050)	30,391	19,436	17,891	20,420
Profit attributable to non-controlling interests	8,844	2,390	12,414	5,392	4,963	5,664
Dividends paid to non-controlling interests	2,038	1,420	444	7,174	3,569	—

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Summarized statement of cash flows is as follows:

	CNPC Exploration and Development Company Limited			PetroChina Pipelines Co., Ltd.
	2018	2017	2016	2018	2017	2016
	RMB	RMB	RMB	RMB	RMB	RMB
Net cash inflow from operating activities	22,467	18,545	9,053	29,701	31,160	30,270
Net cash (outflow) / inflow from investing activities	(33,466)	(12,304)	(18,036)	(2,701)	2,869	14,799
Net cash inflow/(outflow) from financing activities	7,865	(4,296)	(2,248)	(25,919)	(36,190)	(47,624)
Effect of foreign exchange rate changes on cash and cash equivalents	(1,350)	(2,183)	748	—	—	—
Net (decrease) / increase in cash and cash equivalents	(4,484)	(238)	(10,483)	1,081	(2,161)	(2,555)
Cash and cash equivalents at the beginning of the year	17,982	18,220	28,703	148	2,309	4,864
Cash and cash equivalents at the end of the year	13,498	17,982	18,220	1,229	148	2,309

20	ADVANCE OPERATING LEASE PAYMENTS

	December 31, 2018	December 31, 2017
	RMB	RMB
Land use rights	58,858	55,095
Advance lease payments	19,382	18,801

	78,240	73,896

Advance operating lease payments are amortized over the related lease terms using the straight-line method.

21	INTANGIBLE AND OTHER NON-CURRENT ASSETS

	December 31, 2018			December 31, 2017
	Cost	Accumulated amortization, including impairment losses	Net	Cost	Accumulated amortization, including impairment losses	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and technical know-how	7,674	(6,016)	1,658	7,476	(5,620)	1,856
Computer software	11,741	(8,636)	3,105	10,638	(7,749)	2,889
Goodwill (i)	46,020	(3,747)	42,273	45,643	(3,709)	41,934
Other	21,526	(8,035)	13,491	20,128	(7,207)	12,921

Intangible assets	86,961	(26,434)	60,527	83,885	(24,285)	59,600

Other assets			37,771			33,341

			98,298			92,941

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(i)

Goodwill primarily relates to the acquisition of Singapore Petroleum Company, Petroineos Trading Limited and PetroChina United Pipelines Co., Ltd., completed in 2009, 2011 and 2015, respectively. The recoverable amount of all cash-generating units has been determined based on value-in-use calculations. These calculations use post-tax cash flow projections based on financial budgets prepared by management. The post-tax discount rates range from 8.9% to 11.0% (2017: 8.9%-10.5%), and reflect specific risks relating to the cash-generating unit. Based on the estimated recoverable amount, the impairment charge of the Group for the year ended December 31, 2018 amounted to RMB 38 (2017: RMB 3,709 primarily related to goodwill of PetroChina United Pipelines Co., Ltd.).

22	INVENTORIES

	December 31, 2018	December 31, 2017
	RMB	RMB
Crude oil and other raw materials	56,548	48,936
Work in progress	13,773	12,811
Finished goods	109,067	83,908
Spare parts and consumables	53	170

	179,441	145,825
Less: Write down in inventories	(4,855)	(1,156)

	174,586	144,669

23	ACCOUNTS RECEIVABLE

	December 31, 2018	December 31, 2017
	RMB	RMB
Accounts receivable	62,560	57,914
Less: Provision for impairment of receivables	(4,053)	(4,771)

	58,507	53,143

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), at December 31, 2018 and 2017 is as follows:

	December 31, 2018	December 31, 2017
	RMB	RMB
Within 1 year	57,377	51,051
Between 1 and 2 years	837	1,203
Between 2 and 3 years	108	379
Over 3 years	185	510

	58,507	53,143

The Group offers its customers credit terms up to 90 days.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Movements in the provision for impairment of accounts receivable are as follows:

	2018	2017	2016
	RMB	RMB	RMB
At beginning of the year	4,771	2,023	523
Provision for impairment of accounts receivable	561	2,813	1,633
Reversal of provision for impairment of accounts receivable	(1,178)	(7)	(36)
Receivables written off as uncollectible	(101)	(58)	(97)

At end of the year	4,053	4,771	2,023

24	PREPAYMENTS AND OTHER CURRENT ASSETS

	December 31, 2018	December 31, 2017
	RMB	RMB
Other receivables	18,888	16,535
Advances to suppliers	17,801	10,384

	36,689	26,919
Less: Provision for impairment	(3,412)	(2,824)

	33,277	24,095
Value-added tax to be deducted	42,153	39,203
Prepaid expenses	1,064	951
Prepaid income taxes	1,261	—
Other current assets	10,839	7,765

	88,594	72,014

25	NOTES RECEIVABLE

Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and performance of services. All notes receivable are due within one year.

26	CASH AND CASH EQUIVALENTS

The weighted average effective interest rate on bank deposits was 1.55% per annum for the year ended December 31, 2018 (2017: 2.18% per annum, 2016: 1.36% per annum).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

27	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2018	December 31, 2017
	RMB	RMB
Trade payables	121,312	103,201
Advances from customers (i)	—	67,176
Salaries and welfare payable	10,087	6,955
Accrued expenses	5	213
Dividends payable by subsidiaries to non-controlling shareholders	355	139
Interest payable	2,965	3,910
Construction fee and equipment cost payables	123,556	121,313
Other (ii)	39,548	40,912

	297,828	343,819

(i)	As a result of the adoption of IFRS 15, gross amount due to customers for advances received are included in contract liabilities and disclosed in Note 28 (see Note 3(aa)(a)(i)).
(ii)	Other consists primarily of notes payables, insurance payable, etc.

The aging analysis of trade payables at December 31, 2018 and 2017 is as follows:

	December 31, 2018	December 31, 2017
	RMB	RMB
Within 1 year	111,613	94,996
Between 1 and 2 years	5,049	4,241
Between 2 and 3 years	2,386	1,894
Over 3 years	2,264	2,070

	121,312	103,201

28	CONTRACT LIABILITIES

As of December 31, 2018, contract liabilities mainly represented advances from customers related to the sales of natural gas, crude oil and refined oil, etc. The majority of related obligations are expected to be performed within one year and the corresponding revenue will be recognized. The primary amount of contract liabilities at the beginning of the year has been recognized as revenue for the year ended December 31, 2018.

29	BORROWINGS

	December 31, 2018	December 31, 2017
	RMB	RMB
Short-term borrowings excluding current portion of long-term borrowings	62,368	93,881
Current portion of long-term borrowings	75,370	81,536

	137,738	175,417
Long-term borrowings	269,422	289,858

	407,160	465,275

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Borrowings of the Group of RMB 27,685 were guaranteed by CNPC, its fellow subsidiaries and a third party at December 31, 2018 (December 31, 2017: RMB 45,463).

The Group’s borrowings include secured liabilities totalling RMB 2,460 at December 31, 2018 (December 31, 2017: RMB 2,829).

	December 31, 2018	December 31, 2017
	RMB	RMB
Total borrowings:
— interest free	129	130
— at fixed rates	201,607	253,369
— at floating rates	205,424	211,776

	407,160	465,275

Weighted average effective interest rates:
— bank loans	3.39%	2.42%
— corporate debentures	3.39%	3.62%
— medium-term notes	3.68%	3.81%
— other loans	4.07%	3.87%

The borrowings by major currency at December 31, 2018 and December 31, 2017 are as follows:

	December 31, 2018	December 31, 2017
	RMB	RMB
RMB	291,087	332,383
US Dollar	106,821	124,312
Other currency	9,252	8,580

	407,160	465,275

The fair values of the Group’s long-term borrowings including the current portion of long-term borrowings are RMB 339,878 (December 31, 2017: RMB 343,707) at December 31, 2018. The carrying amounts of short-term borrowings approximate their fair values.

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the statement of financial position. Such discount rates ranged from -0.18% to 5.43% per annum as of December 31, 2018 (December 31, 2017: -0.24% to 6.04% per annum) depending on the type of the borrowings.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The following table sets out the borrowings’ remaining contractual maturities at the date of the statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	December 31, 2018	December 31, 2017
	RMB	RMB
Within 1 year	151,049	189,050
Between 1 and 2 years	98,939	69,159
Between 2 and 5 years	150,837	191,879
After 5 years	43,879	70,179

	444,704	520,267

Reconciliation of movements of borrowings to cash flows arising from financing activities:

	2018	2017
	RMB	RMB
At beginning of the year	465,275	516,271
Changes from financing cash flows:
Increase in borrowings	690,189	730,252
Repayments of borrowings	(754,227)	(773,940)
Other borrowing costs paid	—	(173)

Total changes from financing cash flows	(64,038)	(43,861)

Exchange adjustments	5,923	(7,135)

At end of the year	407,160	465,275

30	SHARE CAPITAL

	December 31, 2018	December 31, 2017
	RMB	RMB
Registered, issued and fully paid:
A shares	161,922	161,922
H shares	21,099	21,099

	183,021	183,021

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

31	RESERVES

	2018	2017
	RMB	RMB
Capital Reserve
Beginning balance	133,308	133,308

Ending balance	133,308	133,308

Statutory Common Reserve Fund (a)
Beginning balance	188,769	186,840
Transfer from retained earnings	5,476	1,929

Ending balance	194,245	188,769

Special Reserve-Safety Fund Reserve
Beginning balance	13,366	13,188
Safety fund reserve	465	178

Ending balance	13,831	13,366

Currency Translation Differences (b)
Beginning balance	(28,045)	(29,294)
Currency translation differences	(5,022)	1,249

Ending balance	(33,067)	(28,045)

Other Reserves
Beginning balance	(9,336)	(9,236)
Equity transaction with non-controlling interests	13	289
Acquisition of subsidiaries	—	(1)
Fair value loss from financial assets measured at fair value through other comprehensive income	(162)	—
Fair value loss on available-for-sale financial assets	—	(36)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	220	(326)
Other	31	(26)

Ending balance	(9,234)	(9,336)

	299,083	298,062

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(b)	The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

(c)

According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2018, the Company’s distributable reserve amounted to RMB 594,169 (December 31, 2017: RMB 572,252).

32	DEFERRED TAXATION

The movements in the deferred taxation account are as follows:

	2018	2017	2016
	RMB	RMB	RMB
At beginning of the year	14,064	6,720	3,807
Transfer to profit and loss (Note 12)	(7,807)	7,539	3,994
Credit/ (debit) to other comprehensive income	226	(195)	(1,081)

At end of the year	6,483	14,064	6,720

Deferred tax balances before offset are attributable to the following items:

	December 31, 2018	December 31, 2017
	RMB	RMB
Deferred tax assets:
Receivables and inventories	8,528	10,387
Tax losses	26,027	27,911
Impairment of long-term assets	7,838	9,712
Other	7,187	7,613

Total deferred tax assets	49,580	55,623

Deferred tax liabilities:
Accelerated tax depreciation	27,948	27,539
Other	15,149	14,020

Total deferred tax liabilities	43,097	41,559

Net deferred tax assets	6,483	14,064

Tax losses that can be carried forward to future years include deferred tax assets arising from the losses of the branches in the eastern region. The tax expenses of the Company’s branches in the eastern and western regions were paid in aggregate according to the requirements of the competent tax authority.

Deferred tax balances after offset are listed as follows:

	December 31, 2018	December 31, 2017
	RMB	RMB
Deferred tax assets	23,498	26,724
Deferred tax liabilities	17,015	12,660

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

33	ASSET RETIREMENT OBLIGATIONS

	2018	2017	2016
	RMB	RMB	RMB
At beginning of the year	131,546	125,392	117,996
Net liabilities incurred, including reassessment	(2,220)	2,981	2,942
Liabilities settled	(2,034)	(2,012)	(843)
Accretion expense (Note 10)	5,678	5,453	5,126
Currency translation differences	(190)	(268)	171

At end of the year	132,780	131,546	125,392

Asset retirement obligations relate to oil and gas properties (Note 15).

34	PENSIONS

The Group participates in various employee retirement benefit plans (Note 3(y)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2018 amounted to RMB 19,387 (2017: RMB 16,010, 2016: RMB 16,184).

35	CONTINGENT LIABILITIES

(a) Bank and other guarantees

At December 31, 2018 and 2017, the Group did not guarantee related parties or third parties any significant borrowings or others.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

36	COMMITMENTS

(a) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from 1 to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2018 and 2017 under non-cancelable operating leases are as follows:

	December 31, 2018	December 31, 2017
	RMB	RMB
No later than 1 year	12,664	11,519
Later than 1 year and no later than 5 years	39,222	37,033
Later than 5 years	176,049	180,833

	227,935	229,385

(b) Capital commitments

At December 31, 2018, the Group’s capital commitments contracted but not provided for mainly relating to property, plant and equipment were RMB 41,989 (December 31, 2017: RMB 70,563).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(c) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Natural Resources. Payments incurred were RMB 650 for the year ended December 31, 2018 (2017: RMB 609, 2016: RMB 639).

According to the current policy, estimated annual payments for the next five years are as follows:

	December 31, 2018	December 31, 2017
	RMB	RMB
Within one year	800	800
Between one and two years	800	800
Between two and three years	800	800
Between three and four years	800	800
Between four and five years	800	800

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

37	MAJOR CUSTOMERS

The Group’s major customers are as follows:

	2018		2017		2016
	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue
	RMB	%	RMB	%	RMB	%
China Petroleum & Chemical Corporation	96,990	4	65,767	3	39,481	2
CNPC and its fellow subsidiaries	83,670	4	92,173	5	91,094	6

	180,660	8	157,940	8	130,575	8

38	RELATED PARTY TRANSACTIONS

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

The principal related party transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group which were carried out in the ordinary course of business, are as follows:

On August 25, 2011, based on the terms of the Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price. On the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 24, 2017 for a period

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

of three years which took effect on January 1, 2018. The new Comprehensive Products and Services Agreement has already incorporated the terms of the current Comprehensive Products and previous Services Agreement.

•

Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 107,370 for the year ended December 31, 2018 (2017: RMB 113,306, 2016: RMB 104,034).

•

Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 7,938 for the year ended December 31, 2018 (2017: RMB 6,160, 2016: RMB 5,053).

•

Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 372,286 for the year ended December 31, 2018 (2017: RMB 338,178, 2016: RMB 292,168).

•

Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 1,195 for the year ended December 31, 2018 (2017: RMB 1,643, 2016: RMB 1,058).

•	Amounts due from and to CNPC and its fellow subsidiaries, associates and joint ventures of the Group included in the following accounts captions are summarized as follows:

	December 31, 2018	December 31, 2017
	RMB	RMB
Accounts receivable	10,939	10,219
Prepayments and other receivables	11,458	8,987
Other current assets	7,852	5,794
Other non-current assets	16,511	14,848
Accounts payable and accrued liabilities	64,473	66,001
Contract liabilities	568	—
Other non-current liabilities	2,296	3,053

•

Interest income represents interests from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 531 for the year ended December 31, 2018 (2017: RMB 424, 2016: RMB 224). The balance of deposits at December 31, 2018 was RMB 22,434 (December 31, 2017: RMB 25,903).

•

Purchases of financial service principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee, etc. The total amount of these transactions amounted to RMB 11,724 for the year ended December 31, 2018 (2017: RMB 11,021, 2016: RMB 12,139).

•	The borrowings from CNPC and its fellow subsidiaries at December 31, 2018 were RMB 191,361 (December 31, 2017: RMB 208,395).

•

Rents and other payments made under financial leasing represent the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the financial leasing agreements entered into by the Group and CNPC and its fellow subsidiaries. The total rents and other payments made under financial leasing amounted to RMB 829 for the year ended December 31, 2018 (2017: RMB 835, 2016: RMB 819).

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

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect thereafter. On August 24, 2017, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect on January 1, 2018. Under this contract, buildings covering an aggregate area of 1,152,968 square meters were leased at annual rental payable approximately RMB 730. The Revised Building Leasing Contract will expire at December 31, 2037. The area and total fee payable for the lease of all such property may, every three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed.

(b) Key management compensation

	Year End December 31,
	2018	2017	2016
	RMB’000	RMB’000	RMB’000
Emoluments and other benefits	13,385	11,779	12,549
Contribution to retirement benefit scheme	1,781	1,645	1,712

	15,166	13,424	14,261

Note:

Emoluments set out above for the year ended December 31, 2018 exclude RMB 0.17 paid to key management of the Company of the deferred merit pay in accordance with relevant requirements by the PRC government (2017: RMB nil, 2016: RMB 1.64).

(c) Transactions with other state-controlled entities in the PRC

Apart from transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group, the Group’s transactions with other state-controlled entities include but is not limited to the following:

● Sales and purchases of goods and services,

● Purchases of assets,

● Lease of assets; and

● Bank deposits and borrowings

These transactions are conducted in the ordinary course of the Group’s business.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

39	SEGMENT INFORMATION

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The segment information for the operating segments for the years ended December 31, 2018, 2017 and 2016 are as follows:

	Year Ended December 31, 2018
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	658,712	874,125	2,003,105	362,626	2,376	3,900,944
Less: intersegment sales	(539,295)	(692,660)	(280,639)	(34,156)	(606)	(1,547,356)

Revenue from external customers	119,417	181,465	1,722,466	328,470	1,770	2,353,588

Depreciation, depletion and amortization	(169,622)	(24,971)	(13,511)	(21,985)	(1,840)	(231,929)
Including: Impairment losses of property, plant and equipment	(26,002)	(3,393)	—	(530)	—	(29,925)
Profit / (loss) from operations	73,519	42,756	(6,450)	25,515	(14,343)	120,997
Finance costs:
Exchange gain						12,475
Exchange loss						(11,330)
Interest income						3,769
Interest expense						(22,352)

Total net finance costs						(17,438)

Share of profit of associates and joint ventures	4,224	63	4,214	496	2,650	11,647

Profit before income tax expense						115,206
Income tax expense						(42,790)

Profit for the year						72,416

Segment assets	1,227,613	316,015	429,854	519,553	1,371,525	3,864,560
Other assets						24,759
Investments in associates and joint ventures	39,235	1,010	17,437	7,022	24,658	89,362
Elimination of intersegment balances (a)						(1,546,415)

Total assets						2,432,266

Capital expenditures	196,109	15,287	17,010	26,502	1,066	255,974
Segment liabilities	466,097	49,292	239,187	158,153	566,129	1,478,858
Other liabilities						99,759
Elimination of intersegment balances (a)						(557,009)

Total liabilities						1,021,608

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

	Year Ended December 31, 2016
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	412,484	582,510	1,301,616	247,477	2,197	2,546,284
Less: intersegment sales	(335,716)	(438,853)	(126,344)	(27,784)	(684)	(929,381)

Revenue from external customers	76,768	143,657	1,175,272	219,693	1,513	1,616,903

Depreciation, depletion and amortization	(155,192)	(25,475)	(12,891)	(22,743)	(1,846)	(218,147)
Including: Impairment losses of property, plant and equipment	(882)	(3,413)	(2)	(4,205)	—	(8,502)
Profit / (loss) from operations	3,148	39,026	11,048	17,885	(10,472)	60,635
Finance costs:
Exchange gain						12,828
Exchange loss						(11,571)
Interest income						2,491
Interest expense						(23,348)

Total net finance costs						(19,600)

Share of (loss) / profit of associates and joint ventures	(158)	13	552	204	3,494	4,105

Profit before income tax expense						45,140
Income tax expense						(15,768)

Profit for the year						29,372

Segment assets	1,260,009	324,357	384,123	546,485	1,434,141	3,949,115
Other assets						25,766
Investments in associates and joint ventures	42,398	1,262	10,455	3,305	21,547	78,967
Elimination of intersegment balances (a)						(1,657,197)

Total assets						2,396,651

Capital expenditures	130,248	12,847	7,983	20,340	968	172,386
Segment liabilities	536,284	124,076	183,159	150,855	668,353	1,662,727
Other liabilities						58,839
Elimination of intersegment balances (a)						(697,650)

Total liabilities						1,023,916

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Geographical information

	Revenue			Non-current assets (b)
	2018	2017	2016	December 31, 2018	December 31, 2017
	RMB	RMB	RMB	RMB	RMB
Mainland China	1,516,969	1,294,516	1,101,055	1,779,126	1,711,605
Other	836,619	721,374	515,848	192,675	239,204

	2,353,588	2,015,890	1,616,903	1,971,801	1,950,809

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.
(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

40	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on April 29, 2019

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

Proved reserve estimates as of December 31, 2018, 2017 and 2016 were based on reports prepared by DeGolyer and MacNaughton, McDaniel & Associates, Ryder Scott and GLJ independent engineering consultants.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Estimated quantities of net proved crude oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

	Crude Oil and Condensate	Natural Gas	Total—All products
	(million barrels)	(billion cubic feet)	(million barrels of oil equivalent)
Proved developed and undeveloped reserves
The Group
Reserves at December 31, 2015	8,521	77,525	21,442
Changes resulting from:
Revisions of previous estimates	(747)	(308)	(799)
Improved recovery	93	—	93
Extensions and discoveries	492	4,770	1,287
Production	(921)	(3,275)	(1,467)

Reserves at December 31, 2016	7,438	78,712	20,556
Changes resulting from:
Revisions of previous estimates	486	(1,751)	195
Improved recovery	98	—	98
Extensions and discoveries	346	3,350	905
Production	(887)	(3,423)	(1,458)

Reserves at December 31, 2017	7,481	76,888	20,296
Changes resulting from:
Revisions of previous estimates	526	(1,378)	297
Improved recovery	96	—	96
Extensions and discoveries	428	4,565	1,188
Production	(890)	(3,608)	(1,492)

Reserves at December 31, 2018	7,641	76,467	20,385

Proved developed reserves at:
December 31, 2016	5,176	40,664	11,953
December 31, 2017	5,593	39,243	12,133
December 31, 2018	5,843	40,128	12,531
Proved undeveloped reserves at:
December 31, 2016	2,262	38,048	8,603
December 31, 2017	1,888	37,645	8,163
December 31, 2018	1,798	36,339	7,854
Equity method investments
Share of proved developed and undeveloped reserves of associates and joint ventures
December 31, 2016	504	348	562
December 31, 2017	395	372	457
December 31, 2018	321	429	393

At December 31, 2018, total proved developed and undeveloped reserves of the Group and equity method investments is 20,778 million barrels of oil equivalent (December 31, 2017: 20,753 million barrels of oil

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

equivalent, December 31, 2016: 21,118 million barrels of oil equivalent), comprising 7,962 million barrels of crude oil and condensate (December 31, 2017:7,876 million barrels, December 31, 2016: 7,942 million barrels) and 76,896 billion cubic feet of natural gas (December 31, 2017: 77,260 billion cubic feet, December 31, 2016: 79,060 billion cubic feet).

At December 31, 2018, 6,830 million barrels (December 31, 2017: 6,622 million barrels, December 31, 2016: 6,341 million barrels) of crude oil and condensate and 74,480 billion cubic feet (December 31, 2017: 74,702 billion cubic feet, December 31, 2016: 76,245 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located within Mainland China, and 811 million barrels (December 31, 2017: 859 million barrels, December 31, 2016: 1,097 million barrels) of crude oil and condensate and 1,987 billion cubic feet (December 31, 2017: 2,186 billion cubic feet, December 31, 2016: 2,467 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located overseas.

Capitalized Costs

	December 31, 2018	December 31, 2017
	RMB	RMB
The Group
Property costs and producing assets	1,692,861	1,604,141
Support facilities	420,505	407,188
Construction-in-progress	119,501	101,067

Total capitalized costs	2,232,867	2,112,396
Accumulated depreciation, depletion and amortization	(1,312,907)	(1,199,741)

Net capitalized costs	919,960	912,655

Equity method investments
Share of net capitalized costs of associates and joint ventures	25,963	25,837

Costs Incurred for Property Acquisitions, Exploration and Development Activities

	2018
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Exploration costs	33,618	1,546	35,164
Development costs	134,634	25,047	159,681

Total	168,252	26,593	194,845

Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	—	3,114	3,114

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

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Results of Operations for Oil and Gas Producing Activities

The results of operations for oil and gas producing activities for the years ended December 31, 2018, 2017 and 2016 are presented below. “Revenue” includes sales to third parties and inter-segment sales (at arm’s-length prices), net of value-added taxes. Resource tax, crude oil special gain levy and other taxes are included in “taxes other than income taxes”. Income taxes are computed using the applicable statutory tax rate, reflecting tax deductions and tax credits for the respective years ended.

	2018
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Revenue
Sales to third parties	46,051	57,975	104,026
Inter-segment sales	381,740	4,542	386,282

Production costs excluding taxes	(118,979)	(9,761)	(128,740)
Exploration expenses	(17,767)	(959)	(18,726)
Depreciation, depletion and amortization	(120,378)	(33,008)	(153,386)
Taxes other than income taxes	(30,140)	(6,262)	(36,402)
Accretion expense	(5,483)	(195)	(5,678)
Income taxes	(25,991)	(10,114)	(36,105)

Results of operations from producing activities	109,053	2,218	111,271

Equity method investments
Share of profit for producing activities of associates and joint ventures	—	3,867	3,867

Total of the Group and equity method investments results of operations for producing activities	109,053	6,085	115,138

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

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2018, 2017 and 2016 is based on the prices used in estimating the Group’s proved oil and gas reserves, year-end costs, currently enacted tax rates related to existing proved oil and gas reserves and a 10% annual discount factor. “Future cash inflows” are net of value-added taxes. Corporate income taxes are included in “future income tax expense”. Other taxes are included in “future production costs” as production taxes.

The standardized measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2018, 2017 and 2016 is as follows:

RMB
The Group
At December 31, 2018
Future cash inflows	6,234,378
Future production costs	(2,087,979)
Future development costs	(556,893)
Future income tax expense	(809,594)

Future net cash flows	2,779,912
Discount at 10% for estimated timing of cash flows	(1,397,846)

Standardized measure of discounted future net cash flows	1,382,066

RMB
The Group
At December 31, 2017
Future cash inflows	5,287,272
Future production costs	(1,909,890)
Future development costs	(571,125)
Future income tax expense	(594,085)

Future net cash flows	2,212,172
Discount at 10% for estimated timing of cash flows	(1,187,646)

Standardized measure of discounted future net cash flows	1,024,526

RMB
The Group
At December 31, 2016
Future cash inflows	4,585,822
Future production costs	(1,896,044)
Future development costs	(553,558)
Future income tax expense	(447,997)

Future net cash flows	1,688,223
Discount at 10% for estimated timing of cash flows	(931,412)

Standardized measure of discounted future net cash flows	756,811

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

At December 31, 2018, RMB 1,320,478 (December 31, 2017: RMB 979,330, December 31, 2016: RMB 731,206) of standardized measure of discounted future net cash flows related to proved oil and gas reserves located within mainland China and RMB 61,588 (December 31, 2017: RMB 45,196, December 31, 2016: RMB 25,605) of standardized measure of discounted future net cash flows related to proved oil and gas reserves located overseas.

Share of standardized measure of discounted future net cash flows of associates and joint ventures:

December 31, 2018	24,805
December 31, 2017	17,345
December 31, 2016	13,550

Changes in Standardized Measure of Discounted Future Net Cash Flows

Changes in the standardized measure of discounted net cash flows for the Group for each of the years ended December 31, 2018, 2017 and 2016 are as follows:

	Year Ended December 31,
	2018	2017	2016
	RMB	RMB	RMB
The Group
Beginning of the year	1,024,526	756,811	1,061,375
Sales and transfers of oil and gas produced, net of production costs	(308,217)	(232,387)	(167,108)
Net changes in prices and production costs and other	510,325	367,132	(370,257)
Extensions, discoveries and improved recovery	129,824	77,249	81,248
Development costs incurred	39,725	38,613	32,918
Revisions of previous quantity estimates	10,018	14,555	(61,816)
Accretion of discount	103,225	76,860	113,324
Net change in income taxes	(127,360)	(74,307)	67,127
End of the year	1,382,066	1,024,526	756,811