Form 20-F
period 2019-12-31
PETROCHINA CO LTD
filed 2020-04-29
CIK 1108329

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019.

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

Wu Enlai

Telephone number: 8610 59982622

Facsimile number: 8610 62099557

Email address: sunbo05@petrochina.com.cn

Address: 9 Dongzhimen North Street, Dongcheng District, Beijing 100007, The People’s Republic of China

(Name, telephone, e-mail and/or facsimile number and address of registrant’s contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 100 H Shares, par value RMB1.00 per share* H Shares, par value RMB1.00 per share	PTR	New York Stock Exchange, Inc. New York Stock Exchange, Inc.**

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

A Shares, par value RMB1.00 per share***	161,922,077,818(1)
H Shares, par value RMB1.00 per share	21,098,900,000****

(1)	Includes 146,882,339,136 A Shares held by CNPC and 15,039,738,682 A Shares held by the public shareholders.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) or the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b))by the registered public accounting firm that prepared or issued its audit report.    Yes  ☒    No  ☐

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

*	PetroChina’s H Shares are listed and traded on The Stock Exchange of Hong Kong Limited.
**	Not for trading, but only in connection with the registration of American Depository Shares.
***	PetroChina’s A Shares became listed on the Shanghai Stock Exchange on November 5, 2007.
****	Includes 709,929,100H Shares represented by American Depositary Shares.

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

“reserves-to-production ratio”	For any given well, field or country, the ratio of proved reserves to annual production of crude oil or, with respect to natural gas, to wellhead production excluding flared gas.

“sales gas”	Marketable production of gas on an “as sold” basis, excluding flared gas, injected gas and gas consumed in operations.

“undeveloped reserves”	Under the SEC reserves rules, undeveloped reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future and are beyond our control. The forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in this annual report and the following:

•	fluctuations in crude oil and natural gas prices;

•	effects of the recent COVID-19 pandemic;

•	failure to achieve continued exploration success;

•	failures or delays in achieving production from development projects;

•	continued availability of capital and financing;

•	acquisitions and other business opportunities that we may pursue;

•	general economic, market and business conditions, including volatility in interest rates, changes in foreign exchange rates and volatility in commodity markets;

•	liability for remedial actions under environmental regulations;

•	the actions of competitors;

•	wars and acts of terrorism or sabotage;

•	changes in policies, laws or regulations of the PRC, including changes in applicable tax rates and oil and gas pipeline network reforms;

•	the other changes in global economic and political conditions affecting the production, supply and demand and pricing of crude oil, refined products, petrochemical products and natural gas; and

•	the other risk factors discussed in this annual report, and other factors beyond our control.

You should not place undue reliance on any forward-looking statements.

PART I

Item 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable. However, see “Item 6 — Directors, Senior Management and Employees — Directors, Senior Management and Supervisors” and “Item 16C — Principal Accountant Fees and Services”.

Item 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3 — KEY INFORMATION

Selected Financial Data

Historical Financial Information

You should read the selected historical financial data set forth below in conjunction with our consolidated financial statements and the notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected consolidated statement of comprehensive income (except for ADS data) and cash flow data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated statement of financial position data as of December 31, 2018 and 2019 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of comprehensive income data (except for ADS data) and cash flow data for the years ended December 31, 2015 and 2016 and the selected consolidated statement of financial position data as of December 31, 2015, 2016 and 2017 set forth below are derived from our audited financial statements not included in this annual report. Our consolidated financial statements were prepared in accordance with IFRS as issued by the International Accounting Standards Board. The financial information included in this section may not necessarily reflect our results of operations, financial position and cash flows in the future.

	As of or for the Year Ended December 31,
	2015(4)	2016(4)	2017(4)	2018(4)	2019
	RMB	RMB	RMB	RMB	RMB
	(In millions, except for per share, per ADS data and percentages)
Consolidated Statement of Comprehensive Income Data
Revenue	1,736,663	1,627,588	2,032,298	2,374,934	2,516,810
Total operating expenses	(1,657,733)	(1,564,926)	(1,961,462)	(2,251,992)	(2,395,048)
Profit from operations	78,930	62,662	70,836	122,942	121,762
Profit before income tax expense	56,815	46,574	55,691	116,770	103,214
Income tax expense	(15,726)	(15,919)	(16,296)	(42,790)	(36,199)
Profit for the year	41,089	30,655	39,395	73,980	67,015
Attributable to:
Owners of the Company	35,234	8,222	23,537	53,036	45,682
Non-controlling interests	5,855	22,433	15,858	20,944	21,333
Basic and diluted earnings per share attributable to owners of the Company(1)	0.19	0.04	0.13	0.29	0.25
Basic and diluted net earnings per ADS(2)	19.25	4.49	12.86	28.98	24.96
Consolidated Statement of Financial Position Data
Total current assets	353,560	385,199	430,294	438,241	466,913
Total non-current assets	2,048,512	2,019,003	1,983,205	2,002,636	2,265,997
Total assets	2,402,072	2,404,202	2,413,499	2,440,877	2,732,910
Total current liabilities	479,653	507,530	588,551	596,430	661,419
Total non-current liabilities	585,403	529,870	446,960	435,556	627,186
Total liabilities	1,065,056	1,037,400	1,035,511	1,031,986	1,288,605
Equity attributable to owners of the Company	1,177,721	1,187,337	1,192,572	1,213,783	1,230,156
Non-controlling interests	159,295	179,465	185,416	195,108	214,149
Total equity	1,337,016	1,366,802	1,377,988	1,408,891	1,444,305
Other Financial Data
Dividend declared and proposed per share	0.09	0.06	0.13	0.18	0.14
Dividend declared and proposed per ADS	8.73	5.93	13.00	17.88	14.37
Capital expenditures	203,302	172,961	219,346	256,106	296,776
Return on net assets (%)(3)	3.0	0.7	2.0	4.4	3.7
Consolidated Statement of Cash Flow Data
Net cash flows from operating activities	261,855	268,897	368,729	353,256	359,610
Net cash flows used for investing activities	(217,112)	(176,310)	(243,790)	(267,812)	(332,948)
Net cash flows used for financing activities	(44,673)	(70,454)	(96,746)	(125,703)	(27,276)

(1)

For the years ended December 31, 2015, 2016, 2017, 2018 and 2019, respectively, basic and diluted earnings per share were calculated by dividing the profit attributable to owners of the Company by 183,021 million, the total number of shares outstanding in each of these financial years.

(2)	Each ADS represents 100 H Shares. The basic and diluted earnings per ADS were calculated with the same method as that used for the calculation of the basic and diluted earnings per share.
(3)	Return on net assets is calculated as “Profit for the year attributable to owners of the Company” divided by “Equity attributable to owners of the Company”.
(4)

(a) The comparative data in the table was restated as if Dalian West Pacific Petrochemical Co., Ltd. was consolidated since the earliest year presented. Please refer to “Item 4 — Information on the Company — Acquisitions and Divestment” and Note 40 to our consolidated financial statements, and (b) We have initially applied IFRS 16 on January 1, 2019 and IFRS 15 and IFRS 9 on January 1, 2018. According to the adopted transition plan, the comparative data has not been restated. For a detailed description of the changes and impacts of these accounting standards, please refer to “Note 3 (aa) New Accounting Standards” in our financial statements.

Risk Factors

Our business is primarily subject to various changing competitive, economic and social conditions. Such changing conditions entail certain risks, which are described below.

Risks Related to Macro Economic Conditions

Our operations may be adversely affected by international and domestic economic conditions. As the oil and gas industry is sensitive to macro-economic trends, oil and gas prices tend to fluctuate along with changes in macro-economic conditions. We may experience pricing pressure on our refined products in recessionary periods, which would have an adverse effect on our profitability. Changes in macro-economic conditions can affect the demand for certain of our products. These factors may also lead to intensified competition for market share, with consequential potential adverse effects on sales volumes. Inflation may lead to increase in our operating costs. Notwithstanding the measures taken by the PRC government to control inflation, China may experience an increase in inflation in the future and our operating costs may become higher than anticipated. The financial and economic situation may also have a negative impact on third parties with whom we do business, and may impact their ability to perform contractual obligations to us. In addition, other factors that affect the macro economy, such as declining population growth rates, conflicts and wars, trade and tariff policies, and major public health events, such as the recent COVID-19 pandemic, may have an adverse impact on oil and gas and petrochemical industries, including us. Any of these factors may adversely affect our financial condition, results of operations and liquidity.

Risks Related to Competition

The oil, gas and petrochemicals industries are highly competitive. There is strong competition, both within the oil and gas industry and with other industries, in supplying the fuel needs of commercial, industrial and residential markets. In recent years, with the intensive reform of China’s petroleum, refining and chemical, natural gas, LNG, pipelines and refined oils sales industries, we have been facing increasingly intense competition in the exploration, refinery, chemical, sales, and oil and gas service sectors from privately-owned companies, foreign-invested enterprises and other state-owned enterprises that recently entered the oil and gas industries. In addition, the rapid development of unconventional oil and gas resources, new energy sources and new products also poses competition with the conventional energy and petrochemical industries. Competition puts pressure on product prices, affects oil products marketing and requires continuous management focus on identifying new trends, reducing unit costs and improving efficiency. The implementation of our growth strategy requires continued technological advances and innovation, including advances in exploration, production, refining, petrochemicals manufacturing technology and advances in technology related to energy usage. Our performance could be impeded if competitors developed or acquired intellectual property rights to technology that we required or if our innovation lagged the industry.

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

Risks Related to Outbound Investments and Trading

We are subject to various political, legal and regulatory environments in foreign developing countries where we operate, some of which are known to be unstable and differ in certain significant respects from those prevailing in developed countries. The main factors affecting our outbound investments include unstable political situations, unstable tax policies and unstable regulatory regimes. CNPC, our controlling shareholder, and its affiliates and subsidiaries may choose to undertake, without our involvement, overseas investments, operations and trading in the oil and gas industry, including certain exploration and production of oil and gas, refining, transportation, trading, engineering construction and technical services, operations of pipelines and liquefied natural gas, or LNG projects, or other business activities in certain countries or with certain entities that are subject to U.S. economic sanctions or are designated as State Sponsors of Terrorism, including Iran, Sudan, Cuba, Myanmar, Russia and Venezuela.

In 2018, the United States withdrew from the Joint Comprehensive Plan of Action (“JCPOA”) and reimposed certain sanctions against Iran, which were conditionally lifted in 2015 following entry into the JCPOA. These reimposed sanctions have implications for non-U.S. companies, including requiring foreign companies to cease participation in projects in certain sectors of Iran (including the energy sector), and, except for eight countries and regions (including China) which were granted a Significant Reduction Exception (“SRE”) to be able to continue to import limited oil, prohibiting or restricting oil imports from Iran. The SREs expired in May 2019, and the United States announced that no additional waivers would be re-issued. Pursuant to section 13(r) to the U.S. Securities Exchange Act of 1934, reporting issuers are required to disclose whether they or any of their affiliates have knowingly engaged in certain activities, transactions, or dealings related to Iran during the reporting period, including activities not prohibited by U.S. or other law. In 2019, our controlling shareholder, CNPC, held indirect interests in certain oil and gas development projects in Iran, namely, (i) the MIS oil fields in which CNPC obtained a 100% interest in 2010, (ii) the North Azadegan oilfield, in which CNPC obtained a 100% interest in 2009 and (iii) the South Pars gas field project. Regarding the South Pars gas field project, CNPC first obtained a 100% interest in 2009. After ceasing participation in the project in 2012, CNPC in July 2017 regained a 30% investment and operating interest in the South Pars gas field project under a new Iran Petroleum Contract (the “IPC”). In November 2018, CNPC took over another shareholder’s interest pursuant to the IPC but the project was on hold. In October 2019, CNPC withdrew from the project. From the re-imposition of U.S. sanctions until May 2019, CNPC had been providing minimal support and extraction-related services to the MIS oilfield and the North Azadgan oilfield to recover its investment pursuant to the project agreements and in line with the SRE issued to China. Since May 2019, CNPC has suspended extracting oil from the two oilfields. In 2019 (until May), CNPC transported back to China approximately 1.47 million tons of crude oil that it extracted from the MIS oilfield and the North Azadgan oilfield, of which approximately 0.41 million tons were resold to our company’s refineries. In 2019, crude oil that we processed from the foregoing source accounted for 0.32% of the total oil processed by our refineries and contributed 0.08% of our total revenue.

Since July 2014, the United States has adopted economic sanctions against certain Russian persons and entities, including various entities operating in the financial, energy and defense sectors, such as Rosneft, Gazprom, Transneft, OAO Novatek and Yamal LNG. These sanctions prohibit U.S. persons from transacting in, providing financing for or otherwise dealing in debt issuance by certain of these entities, or restrict exports and transfer of technologies to certain of these entities. CNPC had certain pre-existing trading and investment relationships with some of these sanctioned Russian entities. For example, CNPC entered into a long-term agreement with each of Rosneft and Transneft to import crude oil from Russia in 2009 and a long-term agreement with Rosneft to import crude oil from Russia in June 2013. CNPC has resold, and will for the foreseeable future resell, all or a substantial portion of the imported crude oil from Rosneft and Transneft under the crude oil agreements to us. In 2014, CNPC signed a long-term agreement with Gazprom to import natural gas from Russia, which was assigned to one of our subsidiaries in 2019. CNPC also indirectly holds 20% equity interest in OAO Yamal LNG and 10% equity interest in Arctic LNG 2, both of which are subsidiaries of OAO Novatek, another sanctioned Russian entity. In May 2014, we entered into a long-term LNG import agreement with a subsidiary of OAO Yamal LNG to import LNG from Russia.

In August 2017, the United States imposed economic sanctions against the Government of Venezuela and certain state-owned entities, including Petroleos de Venezuela, S.A. (“PdVSA”). These sanctions prohibit

U.S. persons from transacting in, providing financing for or otherwise dealing in “new debt” issued by these entities on or after August 25, 2017, with certain exceptions for short-term debt. Neither CNPC nor PetroChina purchased such new debt securities issued by the Government of Venezuela or by PdVSA, nor did they provide any assistance to third parties in this regard. In 2019, the United States issued enhanced sanction measures against Venezuela, which included blocking the property of Venezuelan government and its controlled entities, and introducing new restrictions on Venezuela’s oil sector. Under these programs, persons determined to be operating in the oil sector of the Venezuelan economy, or to have materially assisted, sponsored, or provided financial, material, or technological support for, or goods or services to or in support of, any person included on the list of SDNs and Blocked Persons, may also be subject to risk of being designated for blocking sanctions. CNPC has longstanding trading and investment activities in Venezuela. In 2019, we purchased a small amount of oil product sourced from Venezuela for processing and resale, which contributed approximately 0.7% of our total revenue in 2019. CNPC has suspended purchases of oil from Venezuela. In 2008, CNPC Exploration and Development Company Limited (“CNPC E&D”), a joint venture held as to 50% by us and 50% by a wholly-owned subsidiary of CNPC, acquired 40% stake in the Sinovensa block located in Carabobo, Monagas State, Venezuela. The other 60% stake of the block is held by PdVSA, which also serves as the operator of the block. The block produces and sells heavy oil. We also indirectly hold minority interests in a few other small projects in Venezuela. For the year ended December 31, 2019, the share of profit generated from the Sinovensa block and these other projects accounted for approximately 1.4% of our total profit.

We closely monitor the possible impacts of U.S. sanctions against the countries and entities which have trading or investment relationships with CNPC or us. We will continue to manage our risk exposure and to endeavor that our activities do not violate any applicable economic sanctions administered by the United States. However, we cannot assure you that current or future regulations or developments related to economic sanctions will not have a material adverse impact on our business or reputation. Certain U.S. based investors may not wish to invest and have proposed or adopted divestment or similar initiatives regarding investments in companies that do business with countries and entities that are subject to U.S. sanctions. These investors may not wish for CNPC or us to make investments or conduct activities in the countries or with the entities that are the subject of U.S. sanctions and may divest their investment in us because of our relationship with CNPC and its investments and activities in those countries or with those entities that are the subject of U.S. sanctions. As a result, the trading prices of our ADSs may be adversely affected.

In July 2012, the U.S. Treasury Department’s Office of Foreign Assets Control, OFAC, added Bank of Kunlun Co., Ltd., or Kunlun Bank, an affiliate of our company due to common control by CNPC, to its “List of Foreign Financial Institutions Subject to Part 561”, which was replaced by the list of Correspondent Account of Payable-Through Account Sanctions, pursuant to the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010. OFAC reported that Kunlun Bank provided financial services to at least six Iranian banks that were on OFAC’s sanctions list during 2012. These financial services included holding accounts, making transfers and paying letters of credit on behalf of the designated banks. In 2018, Kunlun Bank has discontinued the business activities which are subject to U.S. sanctions. Since November 2018, Kunlun Bank’s settlement business involving Iran has been limited to settlement of humanitarian materials, limited crude oil trade within the framework of applicable SRE exemptions, and other business activities that are not subject to sanctions, and it has ceased business cooperation with the banks that are subject to secondary sanctions. Beginning in May 2019, Kunlun Bank further ceased involvement in settlement activities related to Iranian crude oil trade. Our company has no involvement in or control over such activities of Kunlun Bank or CNPC and CNPC subsidiaries and affiliates, and we have never received any revenue or profit derived from these activities.

Risks Related to Government Regulation

Our operations, like those of other PRC oil and gas companies, are subject to extensive regulations and control by the PRC government. These regulations and control affect many material aspects of our operations, such as exploration and production licensing, industry-specific and product-specific taxes and fees and environmental and safety standards. As a result, we may face significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability. Our business may also be affected by future changes in certain policies of the PRC government with respect to the oil and gas industry. For example, on March 19, 2019, the PRC government passed the Opinions on Implementation of the Reform of the Operation Mechanism of Oil and Gas Pipeline Network (the “Opinion”). According to the Opinion, the PRC government will carry out reforms of the oil and gas pipeline operation mechanism. An oil and gas pipeline network operator shall be established, which will have diversified investors with state-owned capital holding the majority stake. The Opinion states that the PRC government would form an oil and gas market system with multi-channel suppliers in the upstream, an integrated pipeline network with high efficiency in the middle-stream, and a fully competitive market in the downstream, to improve the efficiency of oil and gas resource allocation. On May 24, 2019, a number of Chinese government agencies jointly issued the Regulations on the Fair Opening of Oil and Gas Pipeline Network Facilities, pursuant to which, from May 24, 2019, oil and gas pipeline network operators shall provide non-discriminatory services of oil and gas transportation, storage, gasification, loading and unloading, transshipment to users who meet the accessing conditions; without proper reasons, they must not delay the signing of or refuse to sign service contracts with users who meet the accessing conditions, and must not make unreasonable requirements. On December 9, 2019, the Chinese government established the China Oil & Gas Pipeline Network Corporation (the “National Pipeline Network Company”). The National Pipeline Network Company is in discussions with the Company regarding a possible acquisition of certain pipeline assets from the Company. As at the date of this report, no definitive agreement has been reached. There is no assurance that the definitive agreement, if any, will not bring any adverse effect on the development of our natural gas and pipeline business and our operation results.

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

Risks Related to Controlling Shareholder

As of December 31, 2019, CNPC beneficially owned approximately 80.41% of our share capital. This ownership percentage enables CNPC to elect our entire board of directors without the concurrence of any of our other shareholders. Accordingly, CNPC is in a position to:

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

In recent years, international prices for crude oil have fluctuated substantially in response to changes in global and regional economy, politics and supply and demand for crude oil. We do not have, and will not have, control over factors affecting international prices for crude oil. Fluctuations and volatility in crude oil prices have a significant impact in our results of operations. A decline in crude oil prices may reduce revenues from, and may result in a loss in, our exploration and production segment. For example, since the beginning of March 2020, the international crude oil price has fallen sharply due to a pessimistic outlook on the world economy affected by the COVID-19 pandemic and oversupply of crude oil in the global market. The decline in international crude oil prices is expected to greatly affect the Company’s upstream business profits and oil and gas import costs, and affect the Company’s downstream business profits through China’s pricing mechanism of refined oil products, thereby adversely affecting the Company’s overall sales revenue and profits. Further, if crude oil prices remain at a low level for a prolonged period, our company would be required to determine and estimate whether our oil and gas assets may suffer impairment and, if so, the amount of the impairment. An increase in crude oil prices may, however, increase the production costs of refined products, reduce demand for our products and affect our operating profits.

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

We receive most of our revenues in Renminbi. A portion of our Renminbi revenues must be converted into other currencies to meet our foreign currency obligations. The existing foreign exchange limitations under the PRC laws and regulations could affect our ability to obtain foreign exchange through debt financing, or to obtain foreign exchange for capital expenditures. The value of Renminbi against U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The PRC government has implemented a floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. Because most of our imports of crude oil, equipment and other materials and our outbound investments are settled in foreign currencies, the exchange rates between RMB and U.S. dollars and any other relevant foreign currencies may have an effect on our purchase costs and our investment costs.

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

Our oil and gas exploration and production activities shall comply with relevant PRC environmental protection laws and regulations governing abandonment and disposal processes for oil and gas exploration and production activities. We have established standard abandonment procedures pursuant to these laws and regulations. We have included under our asset retirement obligations the costs for these abandonment activities and this asset retirement obligation is based on our best estimate of future abandonment expenditures. In addition, PRC national or local governments may enact stricter environmental protection regulations and our abandonment costs may increase as a result.

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

Significant operating hazards and natural disasters such as earthquake, tsunami and health epidemics such as the current COVID-19 pandemic, may cause partial interruptions to our operations and property and environmental damage that could have an adverse impact on our financial condition.

Risks Related to COVID-19

In January 2020, the World Health Organization declared the COVID-19 outbreak a “Public Health Emergency of International Concern” and on March 11, 2020 it was declared a pandemic. Between January 2020 and the date of this report, the COVID-19 disease has spread to many countries, with the number of reported cases and related deaths increasing daily and, in many countries, exponentially. Many countries’ governments have imposed increasingly stringent restrictions to help avoid, or slow down, the spreading of COVID-19, including, for example, restrictions on international and local travel, public gatherings and participation in meetings, as well as closures of universities, schools, stores and restaurants, with some countries imposing strict curfews. In China, various forms of restrictions were imposed and continue to be in place, and there can be no assurance that these restrictions will not be extended further on one or more occasions. These measures have led to a significant decline in demand for, and prices of, our refined oil products and natural gas, and the restrictions are expected to have an adverse effect in the short to medium-term on our oil and gas business chains. Globally, these widespread restrictions in various countries across the world are expected to also result in a decrease in demand for oil, thereby also putting pressure on global oil prices.

We continue to monitor developments closely as the COVID-19 pandemic develops. The impact of the COVID-19 pandemic on our business will depend on a range of factors which we are not able to accurately predict, including the duration, severity and scope of the pandemic, the geographies impacted, the impact of the pandemic on economic activity in China and globally, and the nature and severity of measures adopted by governments. These factors include, but are not limited to:

•

The deterioration of socio-economic conditions and disruptions to our operations, such as its supply chain, or refining or distribution capabilities, which may result in increased costs due to the need for more complex supply chain arrangements, to expand existing facilities or to maintain inefficient facilities, or in a reduction of our sales volumes.

•

Reductions or volatility in demand for crude oil and refined and petrochemical products due to quarantine or other travel restrictions, economic hardship, retail closures or illness, which may impact our revenue and market share.

•

Significant volatility in financial markets (including exchange rate volatility) and measures adopted by governments and central banks that further restrict liquidity, which may limit our access to funds, lead to shortages of cash or increase the cost of raising such funds.

•	An adverse impact on our ability to engage in new, or consummate pending, strategic transactions on the agreed terms and timetable or at all.

As of the date of this report, there is significant uncertainty relating to the severity of the near- and long-term adverse impact of the COVID-19 pandemic on the global economy, global financial markets and the Chinese economy, and we are unable to accurately predict the near-term or long-term impact of the COVID-19 pandemic on our business. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to marco-economic conditions, pricing and our liquidity. See also “Risk Factors — Risks Related to Marco Economic Conditions”, “Risk Factors — Risks Related to Pricing and Exchange Rate.” and “Risk Factors — Risks Related to Liquidity”.

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

Risks Related to Insurance

Due to the fact that oil industry is susceptible to high and industry-specific risks in nature, the current ordinary commercial insurance cannot cover all the business areas in which we operate. We maintain insurance coverage against liability risks relating to assets that have significant operational risks, auto risks, and third-party liabilities for personal, property, and environmental risks, but not all, potential losses. We may suffer material losses resulting from uninsurable or uninsured risks or insufficient insurance coverage.

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

Risks Related to Effectiveness of Internal Control over Financial Reporting

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Although our management concluded that our internal control over our financial reporting as of December 31, 2019 was effective, and our independent registered public accounting firm has issued an attestation report, which concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2019, we may discover other deficiencies in the course of our future evaluation of our internal control over our financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADSs, H Shares or A Shares.

Risks Related to Audit Reports Prepared by an Auditor who is not Inspected by the Public Company Accounting Oversight Board

As a company with shares registered with the U.S. Securities and Exchange Commission, or the SEC, and traded publicly in the United States, our independent registered public accounting firm is required under the laws of the United States to be registered with the Public Company Accounting Oversight Board, or the PCAOB, and undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. The PCAOB, however, is currently unable to inspect a registered public accounting firm’s audit work relating to a company’s operations in China where the documentation of such audit work is located in China. Accordingly, our independent registered public accounting firm’s audit of our operations in China is not subject to the PCAOB inspection. In recent years, the SEC and the PCAOB have issued a number of joint statements highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular the PRC’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the New York Stock Exchange of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted.

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

Had the settlement terms not been adhered to, the Chinese member firms of “Big Four” accounting firms could have been suspended from practicing before the SEC, which could in turn delay the timely filing of our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another registered public accounting firm to audit and issue an opinion on our financial statements and our internal control over financial reporting. A delinquency in our filing of the annual report with the SEC may result in the NYSE initiating delisting procedures, which could harm our reputation and have other material adverse effects on our overall growth and prospect.

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

Item 4 — INFORMATION ON THE COMPANY

Introduction

History and Development of Our Company

Our legal name is “中国石油天然气股份有限公司” and its English translation is PetroChina Company Limited.

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

We have increased our efforts to pursue attractive business opportunities outside China as part of our business growth strategy to utilize both domestic and international resources to strengthen our competitiveness. Since 2005, we have acquired interests in various oil and natural gas assets in several countries, which significantly expanded our overseas operations and effectively increased our oil and gas reserves and production volumes. We are currently assessing the feasibility of making further investments in international oil and gas markets. At the same time, we have been maintaining certain proportion of imported crude oil and natural gas in accordance with our needs. In 2019, we imported approximately 711.0 million barrels of crude oil, as compared to 640.6 million barrels and 684.9 million barrels of crude oil in 2017 and 2018, respectively.

We were established as a joint stock company with limited liability under the Company Law of the PRC on November 5, 1999 as part of a restructuring in which CNPC transferred to us most of the assets and liabilities of CNPC relating to its exploration and production, refining and marketing, chemicals and natural gas businesses.

On April 7, 2000, we completed a global offering of H Shares and ADSs. In September 2005, we completed a follow-on offering of over 3 billion H Shares at the price of HK$6.00 per share. In October 2007, we issued 4 billion A Shares at an issue price of RMB16.7 per share. The A Shares were listed on the Shanghai Stock Exchange on November 5, 2007. As of December 31, 2019, CNPC beneficially owned 146,882,339,136 A

Shares and 291,518,000 H Shares in us, representing approximately 80.41% of our share capital in aggregate. The H Shares held by CNPC were through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC.

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

The following chart illustrates our corporate organization structure as of December 31, 2019.

(1)	Indicates approximate shareholding.
(2)

Indicates approximate shareholding, including the 291,518,000 H Shares indirectly held by CNPC as of December 31, 2019 through Fairy King Investments Limited, a wholly owned overseas subsidiary of CNPC, and not including the 5,871,476,228 A Shares transferred to and held in a trust account as collaterals for the exchangeable bonds issued by CNPC.

(3)

Includes PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, IT Service Center, PetroChina Petrochemical Research Institute and several other companies.

Acquisitions and Divestment

On September 27, 2018, we entered into an equity purchase agreement with Total S.A. to acquire the 22.407% equity interest held by Total S.A. in Dalian West Pacific Petrochemical Co., Ltd. (“Dalian West Pacific”). On December 6, 2018, we entered into an equity purchase agreement with each of Sinochem Group Co., Ltd. and Sinochem International Oil (Hong Kong) Co. Ltd., to acquire 8.424% and 25.208% equity interests in Dalian West Pacific, respectively. On May 17, 2019, the transaction was completed. Upon the completion of the transaction, together with our existing equity interest, we held a total equity interest of 84.475% in Dalian West Pacific and it became one of our principal subsidiaries. We have accounted for this transaction as combination of entities under common control and restated our financial statements and certain of our operating data, including volumes of imported crude oil, production capacity of refineries, production and sales volumes of refined and chemical products, average realized prices of refined products, ect., as if Dalian West Pacific was consolidated since the earliest year presented.

For information on capital expenditures, please see “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures and Investments.”

Exploration and Production

We engage in crude oil and natural gas exploration, development and production. Substantially all of our total estimated proved crude oil and natural gas reserves are located in China, principally in Northeastern, Northern, Southwestern and Northwestern China. Meanwhile, we have enhanced our overseas cooperation and expanded our strategic presence in five major overseas oil and gas cooperation regions by conducting new project development. In 2019, the crude oil and natural gas produced by us at overseas regions accounted for 18.7% and 7.0% of our total production of crude oil and natural gas, respectively.

We currently hold exploration and exploitation licenses for oil and gas (including coal seam gas) covering a total area of approximately 288.0 million acres, including the exploration licenses covering a total area of approximately 256.9 million acres and the exploitation licenses covering a total area of approximately 31.1 million acres.

The following table sets forth the financial and operating data of our exploration and production segment for each of the years ended December 31, 2017, 2018 and 2019:

	Year Ended December 31,
	2017	2018	2019
Revenue (RMB in millions)	505,430	658,712	676,320
Profit from operations (RMB in millions)	15,475	73,519	96,097
Proved developed and undeveloped reserves
Crude oil (million barrels)	7,481.3	7,640.8	7,253.3
Natural gas (Bcf)	76,887.6	76,467.0	76,236.0
Production
Crude oil (million barrels)	887.0	890.3	909.3
Natural gas for sale (Bcf)	3,423.4	3,607.6	3,908.0

Reserves

As of December 31, 2019, our total estimated proved reserves of crude oil was approximately 7,253.3 million barrels and our total estimated proved reserves of natural gas was approximately 76,236.0 Bcf. As of December 31, 2019, proved developed reserves for crude oil and natural gas accounted for 75.5% and 52.3% of our total proved crude oil and natural gas reserves, respectively. Total proved hydrocarbon reserves, including our overseas crude oil reserves of 753.5 million barrels and overseas natural gas reserves of 1,702.9 Bcf, decreased by 2.1% from approximately 20,385.3 million BOE as of December 31, 2018 to approximately 19,959.3 million BOE as of December 31, 2019. Natural gas as a percentage of total proved hydrocarbon reserves increased from 62.5% as of December 31, 2018 to 63.7% as of December 31, 2019.

Approximately 54% and 33% of our estimated proved reserves as of December 31, 2019 and 2018, respectively, were assessed by our internal assessment team and audited by our independent engineering consultants. The other part of our estimated proved reserves as of December 31, 2018 and 2019 and all of the estimated proved reserves as of 2017 were based on the assessment performed by our independent engineering consultants according to the reserves assessment methodology generally adopted in the U.S. Our independent engineering consultants for 2017, 2018 and 2019 were DeGolyer and MacNaughton, Ryder Scott Company L.P., GLJ Petroleum Consultants and McDaniel & Associates Consultants Ltd. Our reserves estimates include only crude oil and natural gas which we believe can be reasonably produced within the current terms of our production licenses or within the terms of the licenses which we are reasonably certain can be renewed. See “Regulatory Matters — Exploration Licenses and Production Licenses” for a discussion of our production licenses. Also see “Item 3 — Key Information — Risk Factors — Risks Related to Oil and Gas Reserves” for a discussion of the uncertainty inherent in the estimation of proved reserves.

Our reserves data in 2017, 2018 and 2019 were prepared in accordance with the SEC’s rules on oil and gas reporting.

Internal Controls Over Reserves Estimates

We have appointed a Reserves Assessment Directing Team, or the RAD Team. The leader of the RAD Team is our vice president in charge of our upstream business.

We have implemented a practicing professional certification regime to supervise our employees engaged in oil and gas reserves evaluation and auditing functions. We have set up a team of reserves auditors covering our headquarter office and regional companies to perform reserves evaluation and audits. Meanwhile, we have established a special reserves management department in our exploration and production segment. Each of the officers and employees of that department has over 20 years of experience in oil industry and many years of experience in SEC-guided reserves evaluation. All of the members of that department have been recognized as national-level reserves experts. Each regional company has established a reserves management committee and a multi-disciplinary reserves research office. Mr. Duan Xiaowen from the Reserves Administration Division of our exploration and production branch company, is the person in charge of our reserves estimation. Mr. Duan holds a bachelor’s degree in geology and a master’s degree in business administration. He has over 25 years of work experience in oil and gas exploration and development industry and has been engaged in reserves estimate and management for a long time. Since 2008, Mr. Duan has been involved in the supervision of reserves estimation and management in our company. In 2016, Mr. Duan became the division head primarily responsible for overseeing the preparation of the reserves estimates, estimation technology and management. The reserves research offices of the regional companies are responsible for estimating newly discovered reserves and updating the estimates of existing reserves. The results of our oil and gas reserves assessment are subject to a two-level review by both the regional companies and our exploration and production branch company, with final examination and approval by the RAD Team.

In addition, we commissioned independent assessment firms to independently reassess or audit our annually assessed proved reserves in accordance with relevant SEC rules. We disclose the reserves in accordance with the SEC requirements.

Third-Party Reserves Reports

DeGolyer and MacNaughton, an independent petroleum engineering consulting firm based in the United States, carried out an independent assessment and audit of our reserves in China and certain other countries as of December 31, 2017, 2018 and 2019. Mr. Thomas C. Pence, a senior vice president of DeGolyer and MacNaughton, is primarily responsible for supervising the preparation of our reserves report. Mr. Pence is a Registered Professional Engineer in Texas, a member of the International Society of Petroleum Engineers, and has over 36 years of experience in oil and gas reservoir studies and reserves evaluations.

Ryder Scott Company, L.P. (“Ryder Scott”), an independent petroleum engineering consulting firm based in the United States, carried out an independent assessment of certain of our selected petroleum assets such as in Chad, West Qurna and Peru as of December 31, 2017, 2018 and 2019. Mr. Timour Baichev, a vice president of Ryder Scott, was responsible for overseeing the estimate of the reserves, future production and income as stated in the reserves report. Mr. Timour Baichev is a licensed professional engineer and has over 35 years of experience in the petroleum reserves estimation and evaluation.

GLJ Petroleum Consultants (“GLJ”), a petroleum consulting firm based in Canada, carried out an independent assessment of our reserves for certain gas and oil properties in Canada as of December 31, 2017, 2018 and 2019. Ms. Trisha S. MacDonald was the project manager for the evaluation. She is a senior engineer and has over 10 years of relevant experience.

McDaniel & Associates Consultants Ltd., a petroleum consulting firm with its headquarters in Canada, carried out an independent assessment of our reserves held through PetroKazakhstan Inc. as of December 31, 2017, 2018 and 2019. Mr. Cam T. Boulton, an executive vice president of McDaniel & Associates Consultants Ltd., was responsible for supervising the preparation of our reserves report. Mr. Boulton is a member of the Association of Professional Engineers and Geoscientists of Alberta and a member of Society of Petroleum Engineers. He has over 10 years’ experience in oil and gas reservoir evaluation.

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

The following table sets forth our estimated proved reserves (including proved developed reserves and proved undeveloped reserves), proved developed reserves and proved undeveloped reserves of crude oil and natural gas as of December 31, 2017, 2018 and 2019.

	Crude Oil and Condensate	Natural Gas(1)	Combined
	(Million barrels)	(Bcf)	(BOE, in millions)
Proved developed and undeveloped reserves On a consolidated basis:
Reserves as of December 31, 2016	7,437.8	78,711.8	20,556.4
Revisions of previous estimates	486.2	(1,750.8)	194.6
Extensions and discoveries	346.3	3,350.0	904.6
Improved recovery	98.0	—	98.0
Purchased	—	—	—
Production for the year	(887.0)	(3,423.4)	(1,457.7)
Reserves as of December 31, 2017	7,481.3	76,887.6	20,295.9
Revisions of previous estimates	334.7	(1,377.9)	105.2
Extensions and discoveries	427.5	4,564.9	1,188.3
Improved recovery	95.9	—	95.9
Purchased	191.7	—	191.7
Production for the year	(890.3)	(3,607.6)	(1,491.7)
Reserves as of December 31, 2018	7,640.8	76,467.0	20,385.3
Revisions of previous estimates	(49.7)	(765.6)	(177.1)
Extensions and discoveries	480.6	4,442.6	1,221.0
Improved recovery	90.9	—	90.9
Production for the year	(909.3)	(3,908.0)	(1,560.8)
Reserves as of December 31, 2019	7,253.3	76,236.0	19,959.3
Proved developed reserves
As of December 31, 2017	5,592.9	39,242.6	12,133.2
Of which: domestic	5,037.0	37,325.4	11,257.9
Overseas	555.9	1,917.2	875.3
As of December 31, 2018	5,843.1	40,128.2	12,531.1
Of which: domestic	5,203.4	38,433.2	11,609.0
Overseas	639.7	1,695.0	922.1
As of December 31, 2019	5,473.8	39,869.6	12,118.7
Of which: domestic	4,840.0	38,376.3	11,236.0
Overseas	633.8	1,493.3	882.7
Proved undeveloped reserves
As of December 31, 2017	1,888.4	37,645.0	8,162.7
Of which: domestic	1,584.9	37,376.7	7,814.3
Overseas	303.5	268.3	348.4
As of December 31, 2018	1,797.7	36,338.8	7,854.2
Of which: domestic	1,626.4	36,046.9	7,634.2
Overseas	171.3	291.9	220.0
As of December 31, 2019	1,779.5	36,366.4	7,840.6
Of which: domestic	1,659.8	36,156.8	7,686.0
Overseas	119.7	209.6	154.6
Share of proved developed and undeveloped reserves in associates and joint ventures calculated by the equity method
As of December 31, 2017	395.3	372.3	457.3
As of December 31, 2018	321.4	429.4	392.9
As of December 31, 2019	287.1	393.6	352.7

(1)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

As of December 31, 2019, our total proved developed and undeveloped reserves on consolidated basis and on equity method, were 20,312 million BOE, including 7,540 million barrels of crude oil and condense, and 76,629.6 bcf of natural gas.

Our proved undeveloped reserves were 7,840.6 million BOE as of December 31, 2019. The main changes in our proved undeveloped reserves in 2019 included (i) an increase of 1,221.0 million BOE through extensions and discoveries; (ii) an increase of 90.9 million BOE through improved recovery; (iii) a decrease of 91.3 million BOE due to our optimization adjustment in the investment plans with respect to certain existing proved undeveloped reserves considering certain new discoveries; and (iv) the conversion of 1,234.2 million BOE of proved undeveloped reserves into proved developed reserves. In 2019, we spent RMB 166,115 million on developing proved undeveloped reserves. The overwhelming majority of our proved undeveloped reserves were situated around the oil fields that are currently producing. The majority of our proved undeveloped reserves are already scheduled for development within five years after initial booking.

Some of our proved undeveloped reserves of natural gas are being developed more than five years after their initial disclosure primarily due to the effect of long-term natural gas supply contracts. The sale of natural gas produced from our reserves located in China is subject to our long-term contractual obligations to provide a stable supply of natural gas to customers. We sell all of the natural gas through our pipelines and under long-term supply arrangements with customers.

There are mainly two types of long-term supply arrangements. The first is multi-year supply contracts with terms ranging from 20 to 30 years that can be extended upon mutual agreement. The second type is renewable annual contracts. The majority of the natural gas produced from our gas fields in China is put into our nationwide, long-range pipeline system to be sold to customers who have entered into multi-year supply contracts with us in the areas where the long-range pipeline system covers. A small portion of the natural gas produced by our company is put into local or internal pipeline systems to be sold to customers in the areas adjacent to our gas fields. These customers typically have formed de-facto long-term relationships with our company over the years and enter into supply contracts with us before the year end to determine the amount of gas to be purchased for the next year, with such contracts being renewed every year. In general, our supply relationships with customers under the annual contracts have existed for more than ten years.

Mainly as a result of our contractual obligations to ensure a long-term, stable supply of natural gas to customers, we must maintain a relatively large amount of proved undeveloped natural gas reserves and develop them over an extended period of time (in some cases, longer than five years).

The following tables set forth our crude oil and natural gas proved reserves and proved developed reserves by region as of December 31, 2017, 2018 and 2019.

	As of December 31,
	2017		2018		2019
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
	(Million barrels)
Crude oil reserves
Daqing	1,513.7	1,283.9	1,487.4	1,272.5	1,300.9	1,137.4
Changqing	2,049.2	1,413.9	2,095.2	1,423.6	2,098.7	1,376.2
Xinjiang	927.3	855.9	1,000.0	894.6	975.8	834.3
Other regions(1)	2,991.1	2,039.2	3,058.2	2,252.4	2,877.9	2,125.9

Total	7,481.3	5,592.9	7,640.8	5,843.1	7,253.3	5,473.8

	As of December 31,
	2017		2018		2019
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
	(Bcf)
Natural gas reserves(2)
Changqing	25,509.2	9,107.4	25,425.8	9,406.5	25,589.5	9,362.5
Tarim	22,918.7	14,054.7	22,805.9	13,844.9	22,633.8	14,184.2
Chuanyu	13,838.0	6,756.5	13,882.7	7,857.5	14,421.5	7,953.2
Other regions(1)	14,621.7	9,324.0	14,352.6	9,019.3	13,591.2	8,369.7

Total	76,887.6	39,242.6	76,467.0	40,128.2	76,236.0	39,869.6

(1)	Represents other oil regions in China and our overseas oil and gas fields.
(2)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

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

The following table sets forth the number of wells we drilled, or in which we participated, and the results thereof, for the periods indicated.

Year		Daqing	Xinjiang	Changqing	Others(1)	Total
2017
	Net exploratory wells drilled(2)	217	132	868	608	1,825
	Crude oil	184	69	539	346	1,138
	Natural gas	13	11	59	108	191
	Dry(3)	20	52	270	154	496
	Net development wells drilled(2)	3,205	1,520	6,020	3,731	14,476
	Crude oil	3,185	1,504	4,217	2,898	11,804
	Natural gas	10	13	1,746	820	2,589
	Dry(3)	10	3	57	13	83
2018
	Net exploratory wells drilled(2)	231	130	885	532	1,778
	Crude oil	207	100	503	299	1,109
	Natural gas	15	11	65	89	180
	Dry(3)	9	19	317	144	489
	Net development wells drilled(2)	3,421	1,630	6,233	3,893	15,177
	Crude oil	3,398	1,619	4,086	2,990	12,093
	Natural gas	16	11	2,098	885	3,010
	Dry(3)	7	—	49	18	74
2019
	Net exploratory wells drilled(2)	211	157	584	627	1,579
	Crude oil	195	148	359	381	1,083
	Natural gas	2	9	49	109	169
	Dry(3)	14	—	176	137	327
	Net development wells drilled(2)	3,008	1,274	5,948	4,273	14,503
	Crude oil	2,990	1,270	4,319	3,243	11,822
	Natural gas	12	4	1,586	1,007	2,609
	Dry(3)	6	—	43	23	72

(1)	Represents the Liaohe, Jilin, Huabei, Dagang, Sichuan, Tarim, Tuha, Qinghai, Jidong, Yumen, Zhejiang, southern and other oil regions.
(2)	“Net” wells refer to the wells after deducting interests of others. No third parties own any interests in any of our wells.
(3)	“Dry” wells are wells with insufficient reserves to sustain commercial production.

We had 885 wells in the process of being drilled and 7,843 wells with multiple completions as of December 31, 2019.

Oil-and-Gas Properties

The following table sets forth our interests in developed and undeveloped acreage by oil region and in productive crude oil and natural gas wells as of December 31, 2019.

			Acreage(1) (Thousand acres)
	Productive Wells(1)		Developed		Undeveloped
Oil Region	Crude Oil	Natural Gas	Crude Oil	Natural Gas	Crude Oil	Natural Gas
Daqing	77,788	650	1,289.15	104.90	637.13	139.29
Changqing	66,537	18,620	1,553.13	6,694.83	914.67	2,908.71
Xinjiang	35,171	305	428.70	63.44	289.04	23.47
Other regions(2)	76,079	6,351	1,735.10	1,606.28	998.61	2,568.13

Total	255,575	25,926	5,006.08	8,469.45	2,839.45	5,639.60

(1)	Includes all wells and acreage in which we have an interest. No third parties own any interests in any of our wells or acreage.
(2)	Represents the Liaohe, Jilin, Huabei, Dagang, Southwestern, Tarim, Tuha, Qinghai, Jidong, Yumen, Zhejiang, Southern and other oil regions.

Production

The following table sets forth our historical average net daily crude oil and natural gas production by region and our average sales price for the years ended December 31, 2017, 2018 and 2019.

	For the Year Ended December 31,			% of 2019 Total
	2017	2018	2019
Crude oil production(1)
(thousand barrels per day, except percentages or otherwise indicated)
Daqing	668.8	632.6	608.7	24.4
Changqing	479.9	480.9	488.8	19.6
Xinjiang	229.0	232.2	252.1	10.1
Other(2)	1,052.4	1,093.4	1,141.6	45.9

Total	2,430.1	2,439.1	2,491.2	100.0

Annual production (million barrels)	887.0	890.3	909.3
Average sales price (US$ per barrel)	50.64	68.28	60.96

Natural gas production(1)(3)
(million cubic feet per day, except percentages or otherwise indicated)
Changqing	3,121.7	3,275.3	3,481.3	32.5
Tarim	2,277.3	2,353.4	2,535.2	23.7
Chuanyu	1,844.1	1,979.9	2,375.6	22.2
Other(4)	2,136.1	2,275.3	2,314.9	21.6

Total	9,379.2	9,883.9	10,707.0	100.0

Annual production (Bcf)	3,423.4	3,607.6	3,908.0
Average realized price (US$ per Mcf)	5.18	5.85	5.39

(1)	Production volumes for each region include our share of the production from all of our cooperative projects with foreign companies in that region.
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

In 2019, we supplied a substantial majority of our total crude oil sales to our own refineries. In addition, we and Sinopec supply crude oil to each other’s refineries to allow supplies to be easily obtained from nearby resources.

The following table sets forth our average sales prices and average lifting costs of crude oil and natural gas of our company on an overall basis and those in China in 2017, 2018 and 2019.

	Crude Oil Average Realized Prices (RMB/ton)	Natural Gas Average Realized Prices (RMB/Kilostere)	Average Lifting Cost (US$/BOE)
2017
Overall	2,526	1,235	11.53
—China	2,494	1,225	12.71
2018
Overall	3,338	1,367	12.31
—China	3,289	1,338	13.55
2019
Overall	3,107	1,313	12.11
—China	3,097	1,437	13.29

Principal Oil and Gas Regions

Daqing Oil Region

The Daqing oil region, our largest oil and gas producing property, is located in the Songliao basin and covers an area of approximately one million acres. In 2017, 2018 and 2019, our crude oil production volume in the Daqing oil region was 668.8 thousand barrels, 632.6 thousand barrels and 608.7 thousand barrels per day, respectively. As of December 31, 2019, we produced crude oil from 40 fields in the Daqing oil region.

As of December 31, 2019, our proved crude oil reserves in the Daqing oil region were 1,300.9 million barrels, representing 17.9% of our total proved crude oil reserves. As of December 31, 2017 and 2018, the proved crude oil reserves in our Daqing oil region were 1,513.7 million barrels and 1,487.4 million barrels, respectively. In 2019, the crude oil reserves-to-production ratio of the Daqing oil region was 5.7 years.

Daqing’s crude oil has low sulfur and high paraffin content. As many refineries in China, particularly those in Northeastern China, are configured to refine Daqing crude oil, we have a stable market for the crude oil we produce in the Daqing oil region.

Changqing Oil and Gas Region

The Changqing oil and gas region covers parts of Shaanxi Province, Gansu Province, Ningxia, Inner Mongolia and Shanxi Province. In 2019, we discovered the Qingcheng oilfied in the Changqing oil and gas region. As of December 31, 2019, the proved reserves in the Qingcheng oilfied were 121.1 million barrels. As of December 31, 2019, our proved crude oil reserves in the Changqing oil region were 2,098.7 million barrels, representing 28.9% of our total proved crude oil reserves. In 2019, our crude oil production in the Changqing oil region averaged 488.8 thousand barrels per day, representing approximately 19.6% of our total daily crude oil production. In 2019, the crude oil reserves-to-production ratio at the Changqing oil region was 11.8 years.

In the early 1990s, we discovered the Changqing oil and gas region, which had total proved natural gas reserves of 25,589.5 Bcf as of December 31, 2019, representing 33.6% of our total proved natural gas reserves. In January 2001, we discovered the Sulige gas field in the Changqing oil and gas region, which had total proved natural gas reserves of 14,913.9 Bcf as of December 31, 2019. Sulige gas field is currently the largest gas field in China. In 2019, the Changqing oil and gas region produced 1,270.7 Bcf of natural gas for sale, representing an increase of 6.3% from 1,195.5 Bcf in 2018.

Xinjiang Oil Region

The Xinjiang oil region is one of our four largest crude oil producing properties and is located in the Junggar basin in Northwestern China. We commenced our operations in the Xinjiang oil region in 1951. The Xinjiang oil region covers a total area of approximately 900,000 acres.

As of December 31, 2019, our proved crude oil reserves in the Xinjiang oil region were 975.8 million barrels, representing 13.5% of our total proved crude oil reserves. In 2019, our oil fields in the Xinjiang oil region produced an average of 252.1 thousand barrels of crude oil per day, representing approximately 10.1% of our total daily crude oil production. In 2019, the crude oil reserves-to-production ratio at the Xinjiang oil region was 10.6 years.

Tarim Oil and Gas Region

The Tarim oil and gas region is located in the Tarim basin in Northwestern China with a total area of approximately 590,000 acres. In 1998, we discovered the Kela 2 natural gas field in the Tarim oil and gas region. In 2019, we discovered the Bozi-Dabei gas field in the Tarim oil and gas region. As of December 31, 2019, the proved reserves in the Bozi-Dabei gas field were 3,937.3 Bcf. As of December 31, 2019, the proved natural gas reserves in the Tarim oil and gas region were 22,633.8 Bcf, representing 29.7% of our total proved natural gas reserves.

In 2019, we produced 925.4 Bcf of natural gas for sale in the Tarim oil and gas region. We have completed the construction of the pipelines to deliver natural gas in the Tarim oil and gas region to the central and Eastern regions of China where there is strong demand for natural gas transmitted through our West-East Gas Pipelines.

Chuanyu Gas Region

We began natural gas exploration and production in the Chuanyu gas region in the 1950s. The Chuanyu gas region covers a total area of approximately 2.3 million acres. The natural gas reserves-to-production ratio in the Chuanyu gas region was approximately 16.6 years in 2019. As of December 31, 2019, we had 115 natural gas fields under development in the Chuanyu gas region. In 2019, we discovered the Sichuan shale gas field in the Chuanyu gas region. As of December 31, 2019, the proved reserves in the Sichan shale gas field were 1,405.3 Bcf.

As of December 31, 2019, our proved natural gas reserves in the Chuanyu gas region were 14,421.5 Bcf, representing 18.9% of our total proved natural gas reserves and an increase of 3.9% from 13,882.7 Bcf as of December 31, 2018. In 2019, our natural gas production for sale in the Chuanyu gas region reached 867.1 Bcf, representing 22.2% of our total natural gas production for sale.

Refining and Chemicals

We now operate 30 enterprises located in nine provinces, four autonomous regions and three municipalities to engage in refining of crude oil and petroleum products, as well as the production and marketing of basic petrochemical products, derivative chemical products and other chemical products.

The comparative data for 2017 and 2018 throughout the section of “Refining and Chemical” was restated to reflect our acquisition of the interest in Dalian West Pacific as if it was consolidated from the first financial year presented. Please refer to “Item 4 — Information on the Company — Acquisitions and Divestment”) and Note 40 to our consolidated financial statements.

The following table sets forth the financial and operating data of our refining and chemicals segment for each of the years ended December 31, 2017, 2018 and 2019.

	Year Ended December 31,
	2017	2018	2019
Revenue (RMB in millions)	735,486	911,224	902,679
Profit from operations (RMB in millions)	43,075	44,701	13,764
Crude oil processed (million barrels)	1,067.9	1,180.5	1,228.4
Crude oil primary distillation capacity (million barrels/year)	1,420.9	1,454.2	1,463.0
Production of refined oil products (thousand tons)	97,499	111,148	117,791

Refining

Refined Products

We produce a wide range of refined products at our refineries. Some of the refined products are for our internal consumption and used as raw materials in our petrochemical operation. The table below sets forth production volumes for our principal refined products for each of the years ended December 31, 2017, 2018 and 2019.

	Year Ended December 31,
Principal Product	2017	2018	2019
	(In thousand tons)
Diesel	50,053	54,311	54,628
Gasoline	39,074	45,794	50,430
Kerosene	8,372	11,043	12,733
Lubricants	1,636	1,600	1,630
Fuel oil	2,115	1,937	1,672
Naphtha	10,242	11,950	12,829

Our Refineries

Most of our refineries are strategically located close to our crude oil production and storage bases along our crude oil and refined product transmission pipelines and railways, which provide our refineries with secure supplies of crude oil and facilitate our distribution of refined products to the domestic markets.

In 2019, facing excessive oil refining capacity in China, to enhance our competition and efficiency in the refining and chemical business, we vigorously promoted the restructuring of refining and chemical products, actively increased the production of chemical products, while striving to reduce the production of refined oil products, with production of high value-added products increasing significantly and jet fuel and high-grade gasoline production achieving double-digit growth. We reduced the diesel-gasoline ratio from 1.19 in 2018 to 1.08 in 2019.

In 2017, 2018 and 2019, our exploration and production operations supplied approximately 63.8%, 56.7% and 55.7%, respectively, of the crude oil processed in our refineries.

The table below sets forth certain operating statistics regarding our refineries as of December 31, 2017, 2018 and 2019.

	As of December 31,
	2017	2018	2019
Primary distillation capacity(1) (thousand barrels per day)
Jilin Petrochemical	198.4	198.4	198.4
Fushun Petrochemical	222.7	222.7	222.7
Lanzhou Petrochemical	212.6	212.6	212.6
Dushanzi Petrochemical	202.4	202.4	202.4
Dalian Petrochemical	415.0	415.0	415.0
Dalian West Pacific	202.4	202.4	202.4
Guangxi Petrochemical	202.4	202.4	202.4
Sichuan Petrochemical	202.4	202.4	202.4
Yunnan Petrochemical	263.2	263.2	263.2
Other refineries	1,771.4	1,862.5	1886.8

Total	3,892.9	3,984.0	4,008.3

(1)	Represents the primary distillation capacity of crude oil and condensate.

	As of December 31,
	2017	2018	2019
Refining throughput (thousand barrels per day)
Jilin Petrochemical	181.6	164.4	186.1
Fushun Petrochemical	158.9	175.1	176.4
Lanzhou Petrochemical	178.3	187.7	185.2
Dushanzi Petrochemical	149.1	147.2	124.9
Dalian Petrochemical	217.4	323.0	324.4
Dalian West Pacific	139.6	158.0	146.0
Guangxi Petrochemical	143.3	186.6	196.5
Sichuan Petrochemical	147.5	131.5	177.2
Yunnan Petrochemical	81.4	204.4	216.9
Other refineries	1,528.6	1,556.4	1,632.0

Total	2,925.7	3,234.3	3,365.6

In each of the years ended December 31, 2017, 2018 and 2019, the average utilization rate of the primary distillation capacity at our refineries was 79.1%, 82.5% and 85.1%, respectively, and the average yield for our four principal refined products (gasoline, kerosene, diesel and lubricants) at our refineries was 68.6%, 70.6% and 71.8%, respectively. “Yield” represents the number of tons of a refined product expressed as a percentage of the number of tons of crude oil from which that product is processed. In each of the years ended December 31, 2017, 2018 and 2019, the overall refining yield at our refineries was 93.3%, 93.7% and 93.5%, respectively.

In 2019, Jilin Petrochemical, Fushun Petrochemical, Lanzhou Petrochemical, Dushanzi Petrochemical, Dalian Petrochemical, Dalian West Pacific, Guangxi Petrochemical, Sichuan Petrochemical and Yunnan Petrochemical were our leading refineries in terms of both primary distillation capacity and refining throughput.

To maintain efficient operations of our facilities and lower production costs, we have endeavored to achieve the most cost-efficient proportions of various types of crude oil in our refining process. We purchase a portion of our crude oil requirements from third-party international suppliers located in different countries and regions. In 2019, we purchased crude oil sourced from Iran and Russian companies which are subject to U.S. economic sanctions, and Sudan which is designated as a State Sponser of Terrorism by the U.S., for use in our refining operations. The revenue generated from our refineries from the crude oil sourced from the Russian companies Rosneft and Transneft, Iran and Sudan accounted for 3.2%, 0.08% and 0.1% of our total revenue in 2019. See “Item 3 — Key Information — Risk Factors — Risks Related to Outbound Investments and Trading.”

Chemicals

Most of our chemical plants are close to our refineries and are connected to the refineries by pipelines, providing additional production flexibility and opportunities for cost competitiveness. The raw materials required by our chemicals operations are mainly supplied by our own refineries.

Our Chemical Products

The table below sets forth the production volumes of our principal chemical products for each of the years ended December 31, 2017, 2018 and 2019.

	Year Ended December 31,
	2017	2018	2019
	(In thousand tons)
Basic petrochemicals
Ethylene	5,764	5,569	5,863
Derivative petrochemicals
Synthetic resin	9,404	9,165	9,580
Synthetic fiber raw materials and polymer	1,390	1,388	1,309
Synthetic rubber	809	869	910
Other chemicals
Urea	1,439	828	1,208

We are one of the major producers of ethylene in China. We use the bulk of the ethylene we produce as a principal feedstock for the production of many chemical products, such as polyethylene. As of December 31, 2019, our annual ethylene production capacity was 6,010 thousand tons. We produce a number of synthetic resin products, including polyethylene, polypropylene and ABS. As of December 31, 2019, our annual production capacities for polyethylene, polypropylene and ABS were 5,062 thousand tons, 4,220 thousand tons and 705 thousand tons, respectively.

Marketing of Chemicals

Our chemical products are distributed to a number of industries including the automotive, construction, electronics, medical manufacturing, printing, electrical appliances, household products, insulation, packaging, paper, textile, paint, footwear, agriculture and furniture industries.

The following table sets forth the sales volumes of our chemical products by principal product category for each of the years ended December 31, 2017, 2018 and 2019.

	Year Ended December 31,
Product	2017	2018	2019
	(In thousand tons)
Derivative petrochemicals
Synthetic resin	9,166.0	9,489.1	9,777.8
Synthetic fiber	76.9	75.8	39.1
Synthetic rubber	813.6	899.6	1,011.1
Intermediates	10,324.6	10,480.2	11,354.7
Other chemicals
Urea	1,171.8	732.3	1,561.2

Marketing

We engage in the marketing of refined products through 36 regional sales companies including two distribution branch companies, one lubricant branch company, one fuel oil company and one convenience store chain company, PetroChina uSmile Company Limited, operated under the trade name “uSmile”. These operations include the transportation and storage of the refined products, the wholesale, retail and export of gasoline, diesel, kerosene, lubricant, asphalt and other refined products, and non-oil business. In addition, with respect to our international trading sector, we have optimized the import and export resources, focused on synergies, actively expanded into the high-end markets, and maintained growth in trading volume and improved operation results.

The following table sets forth the financial and operating data of our marketing segment for each of the years ended December 31, 2017, 2018 and 2019:

	Year Ended December 31,
	2017	2018	2019
Revenue (RMB in millions)	1,660,456	2,003,105	2,165,391
Profit /(Loss) from operations (RMB in millions)	8,279	(6,450)	(565)
External sales volume of refined oil products (thousand tons)*	170,735	178,648	187,712

*

The comparative data for 2017 and 2018 in the table was restated as if Dalian West Pacific was consolidated since the earliest year presented. Please refer to “Item 4 — Information on the Company — Acquisitions and Divestment” and Note 40 to our consolidated financial statements.

With respect to our domestic sales business, we market a wide range of refined products, including gasoline, diesel, kerosene and lubricants, through an extensive network of sales personnel and independent distributors and a broad wholesale and retail distribution system across China. As of December 31, 2019, our marketing network consisted of:

•

Numerous nationwide wholesale distribution outlets. Almost all of these outlets are located in high demand areas across China, particularly in the coastal areas, along major railways and along the Yangtze River; and

•	22,365 service stations, consisting of 20,955 service stations owned and operated by us and 1,410 franchised service stations owned and operated by third parties.

In addition, in order to adapt to changes in market condition and customer demand, we enhanced integrated marketing for refined products, fuel cards, non-oil business, lubricants and gas, and enhanced marketing through internet. We optimized our supply chain, upgraded the facilities and services at our gas stations, and enhanced the marketing of our non-oil businesses.

Our international trade business actively played a role in adjusting supply and demand, creating profit through business synergy. We optimized crude oil and natural gas imports, strengthened oil and gas sales, expanded refined oil exports and the high-end market, strengthened terminal network layout and cross-region and cross-city operations, enhanced transactions ability, and effectively managed operational risks.

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

In 2017, 2018 and 2019, our share in China’s refined oil retail market was 37.0%, 36.4% and 36.7%, respectively.

The following table sets forth our sales volumes of diesel, gasoline, kerosene and lubricants for each of the years ended December 31, 2017, 2018 and 2019.

	Year Ended December 31,
Product	2017	2018	2019
	(In thousand tons)
Diesel	87,324	86,904	90,163
Gasoline	65,293	71,125	76,366
Kerosene*	18,118	20,619	21,183
Lubricants	1,283	1,158	977

*

The comparative data for 2017 and 2018 in the table was restated as if Dalian West Pacific was consolidated since the earliest year presented. Please refer to “Item 4 — Information on the Company — Acquisitions and Divestment” and Note 40 to our consolidated financial statements.

Wholesale Marketing

We sell refined products both directly and through independent distributors into various wholesale markets, as well as to utility, commercial, petrochemical, aviation, agricultural, fishery and transportation companies in China. Our gasoline and diesel sales also include the amount we transferred to our retail operations.

Retail Marketing

The weighted average sales volume of gasoline and diesel per business day at our service station network was 10.5 tons, 10.3 tons and 10.1 tons per service station in 2017, 2018 and 2019, respectively.

Natural Gas and Pipeline

We are China’s largest natural gas transporter and seller in terms of sales volume. We sell natural gas primarily to industrial companies, power plants, fertilizer and chemical companies, commercial users and municipal utilities owned by local governments. In addition, we also transmit crude oil and refined products in the natural gas and pipeline segment.

The following table sets forth the financial and operating data of our natural gas and pipeline segment for each of the years ended December 31, 2017, 2018 and 2019:

	As of December 31 or Year Ended December 31,
	2017	2018	2019
Revenue (RMB in millions)	295,786	362,626	391,023
Profit from operations (RMB in millions)	15,688	25,515	26,108
Total length of natural gas pipelines (km)	51,315	51,751	53,291
Total length of crude oil pipeline (km)	19,670	20,048	20,091
Total length of refined oil products pipeline (km)	11,389	11,728	13,762
Total volume of natural gas sold (Bcf)	7,026.2	7,654.7	9,149.8

Our Principal Markets for Natural Gas

We sell our natural gas across China. Our natural gas supply covers all provinces, municipalities under direct administration of the central government and autonomous regions of China, other than Macau and Taiwan. We supply natural gas to Tibet by LNG tanker trucks.

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

In addition, provinces such as Inner Mogolia, Hubei, Anhui and Fujian consume more and more natural gas and have become another significant natural gas market of us.

Driven by environmental and efficiency concerns, the PRC government is increasingly encouraging industrial and residential use of natural gas. The PRC government has adopted a number of laws and regulations to require local governments to increase the use of clean energy, such as natural gas and liquefied petroleum gas, to reduce carbon emissions and environmental pollution. Several local governments have adopted policies to facilitate an increase in natural gas consumption in order to reduce air pollution. The PRC government has also adopted preferential value-added tax rate for natural gas production. The current value-added tax rate for natural gas is 9%, while the value-added tax rate for crude oil and refined oil products is 13%. In 2017, the PRC government issued a new policy to accelerate the large-scale and high-efficient utilization of natural gas in urban gas, industrial fuel, gas-fired power generation and transportation, and to significantly increase the proportion of use of natural gas in primary energy consumption. The overall goal of the policy is that the proportion of natural gas in the primary energy consumption to reach around 10% by 2020 and 15% by 2030, and the underground gas storage to form an effective working gas volume of over 14.8 billion cubic meters by 2020 and over 35 billion cubic meters by 2030.

We believe that these policies have had a positive effect on the development and consumption of natural gas in our existing or potential markets for natural gas. We believe that these favorable policies will continue to benefit our natural gas business.

Natural Gas Transmission Infrastructure

As of December 31, 2019, we owned and operated approximately 53,291 kilometers of natural gas pipelines in China, representing the vast majority of China’s onshore natural gas pipelines. Our existing natural gas pipelines form a national trunk network for natural gas supply and the regional natural gas supply networks in Northwestern, Southwestern, Northern and central China as well as the Yangtze River Delta. Our main natural gas pipelines in operation include the First West-East Gas Pipeline, the Second West-East Gas Pipeline, the Third West-East Gas Pipeline, Zhong County-Wuhan Gas Pipeline, the four Shaanxi-Beijing Gas Pipelines and the Sebei-Lanzhou Gas Pipelines. In 2019, our main natural gas pipelines under construction included the middle section of the China-Russia East Natural Gas Pipeline, the Fujian-Guangdong branch line of the Third West-East Gas Pipeline and a number of other interconnection projects.

The China-Russia East Natural Gas Pipeline will extend from Heihe to Shanghai with a total length of 3,691 kilometers and a designed annual throughput capacity of 38.0 billion cubic meters. The total length of the north section of the China-Russia East Natural Gas Pipeline is 715 kilometers, which has been completed and put into operation on December 2, 2019. The total length of the middle section will be 1,110 kilometers, which is expected to be completed and put into operation by November 2020. The total length of the south section will be 1,446 kilometers, which is expected to be completed and put into operation by June 2025.

In 2018, we started the construction of the Fujian-Guangdong branch line of the Third West-East Gas Pipeline, which has a total length of 575 kilometers and a designed annual throughput capacity of 5.8 billion cubic meters. We completed the construction of the Guangzhou-Chaozhou section of the branch line in December 2019.

Crude Oil Transportation Infrastructure

We have an extensive network for transportation, storage and distribution of crude oil, which covers many regions of China. As of December 31, 2019, we had crude oil pipelines of 20,091 kilometers. Our main crude oil pipelines in operation include the China-Russia Crude Oil Pipeline, the Western Crude Oil Pipeline, the Northeastern Crude Oil Pipeline and the Lanzhou-Chengdu Crude Oil Pipeline.

Refined Product Transportation Infrastructure

As of December 31, 2019, we had refined product pipelines of 13,762 kilometers. Our main refined product pipelines in operation include the Lanzhou-Zhengzhou-Changsha Refined Oil Pipeline, the Western Refined Oil Pipeline, and the Lanzhou-Chengdu-Chongqing Refined Oil Pipeline. In 2019, we completed the construction of a major part of the Jinzhou-Zhengzhou Refined Oil Pipeline and expect to complete construction and put it into operation by the end of 2020. This line has a total length of 1,666.12 kilometers and a designed throughput capacity of 13 million tons per annum.

During the past three years, we have not experienced any delays in delivering natural gas, crude oil and refined products due to pipeline capacity constraints.

Reform of the Oil and Gas Pipeline Network Operation Mechanism

On March 19, 2019, the PRC government passed the Opinions on Implementation of the Reform of the Operation Mechanism of Oil and Gas Pipeline Network (the “Opinion”). According to the Opinion, the PRC government will carry out reforms of the oil and gas pipeline operation mechanism. An oil and gas pipeline network operator will be established, which will have diversified investors with state-owned capital holding the majority stake. The Opinion states that the PRC government will form an oil and gas market system with multi-channel suppliers in the upstream, an integrated pipeline network with high efficiency in the middle-stream, and a fully competitive market in the downstream, to improve the efficiency of oil and gas resource allocation. On

May 24, 2019, a number of Chinese government agencies jointly issued the Regulations on the Fair Opening of Oil and Gas Pipeline Network Facilities, pursuant to which, from May 24, 2019, oil and gas pipeline network operators shall provide non-discriminatory services of oil and gas transportation, storage, gasification, loading and unloading, transshipment to users who meet the accessing conditions; without proper reasons, they must not delay the signing of, or refuse to sign service contracts with users who meet the accessing conditions, and must not impose unreasonable requirements. On December 9, 2019, the Chinese government established China Oil & Gas Pipeline Network Corporation (the “National Pipeline Network Company”). The National Pipeline Network Company is in discussions with the Company regarding a possible acquisition of certain pipeline assets from the Company. As at the date of this report, no definitive agreement has been reached. For this potential transaction, the Company will continue to adhere to the principles of fairness, equality and marketization in order to serve the interests of the shareholders of the Company as a whole. Please refer to “Item 3 — Risk Factors — Risks Related to Government Regulation”

Competition

As an oil and gas company operating in a competitive industry, we compete in each of our business segments in both China and international markets for desirable business prospects and for customers. Our principal competitors in China are China Petrochemical Corporation, or Sinopec Group, and China National Offshore Oil Corporation, or CNOOC.

Exploration and Production Operations

We are the largest onshore oil and gas company in China in terms of proved crude oil and natural gas reserves as well as crude oil and natural gas production and sales. However, we compete with other domestic oil and gas companies for the acquisition of desirable crude oil and natural gas prospects. Similarly, we face some competition in the development of offshore oil and gas resources. In 2019, the Chinese government lifted the restrictions on foreign investment in oil and gas exploration and development, which had been limited to joint ventures and cooperation, introduced market competition mechanisms in the oil and gas industry to support private enterprises participating in oil and gas exploration and development. These policy changes mean that the barriers to entering the area of oil and gas exploration have been removed, and the Company’s exploration and development business may face heightened competition from foreign capital and private enterprises. In addition, the competition of international energy supply has intensified, the crude oil market continues to fluctuate, and price volatility has become frequent. We believe that our experience in crude oil and natural gas exploration and production and our advanced exploration and development technologies that are suitable for the diverse geological conditions in China will enable us to maintain our dominant position in discovering and developing crude oil and natural gas reserves in China.

Refining and Chemicals Operations and Marketing Operations

We compete with our primary competitor Sinopec in our refining and chemicals operations and marketing operations on the basis of price, quality and customer service. Most of our refineries and chemical plants are located in the Northeastern and Northwestern regions of China where we have the dominant market share for refined products and chemical products. We sell the remainder of our refined products and chemical products to the Eastern, Southern, Southwestern and Central-southern regions of China, where our products have a considerable market share. The Eastern and Southern regions of China, where refined products and chemical products are in higher demand, are important markets for our refined products and chemical products. Sinopec has a strong presence in the Eastern and Southern regions of China in competition with us, and most of Sinopec’s refineries, chemical plants and distribution networks are located in these regions in close proximity to these markets. Moreover, as the newly constructed facilities of CNOOC commenced operation in the same region, large quantity of chemical products have been marketed into that area, which made the competition even intense. We expect that we will continue to face competition in our refined products and chemical products sales in these regions.

In recent years, China has gradually liberalized the restrictions on market access for the refining and chemical industry. The refining and chemical industry led by us and Sinopec has been rapidly transformed into diversified market participants. Some large state-owned enterprises and private enterprises have entered the refining and chemical industry. Local refineries have rapidly emerged, and international refining and chemical companies have recently opened large refineries in China. The restrictions on foreign investment in wholesale and retail chains of refined oil have been further liberalized. In 2019, the Chinese government issued policies to further liberalize market access for private enterprises, encouraging private enterprises to enter the industries of refineries and sales, and to construct storage and transportation infrastructure for refined oil, and encourage qualified enterprises to participate in crude oil imports and refined oil exports. We expect to continue to face strong market competition.

We also face competition from imported refined products and chemical products in terms of price and quality. In recent years, competition from foreign producers of refined products and chemical products has increased as a result of changes in China’s tariff policies toward imported refined products and chemical products. In response, we have sought to reduce our production costs, improve the quality of our products and optimize our product mix.

In addition, we also face competition from alternative energies. China has become the world’s largest user of new and renewable energy sources. The sharing economy and alternative energy sources are developing rapidly. As the preferential policies towards natural gas, electric power, hydrogen, and other sources of energy for vehicles have been implemented, alternative eneregies have been evolving iterately resulting in a continous slow down in the growth rate of refined oil consumption.

Natural Gas and Pipeline Operations

We are the largest natural gas supplier in the PRC in terms of sales volume. Currently, we mainly face competition from Sinopec, CNOOC, coal-based natural gas producers and importers of natural gas and LNG in the supply of natural gas to Beijing, Tianjin, Hebei Province, Shanghai, Jiangsu Province, Anhui Province, Henan Province, Hubei Province, Hunan Province and the Northwestern regions of China, our existing principal markets for natural gas. Currently, Sinopec has natural gas fields in Sichuan Province and Chongqing Municipality and sells natural gas to users in places such as Sichuan Province, Chongqing, Hunan Province, Jiangsu Province, Zhejiang Province and Shanghai. We have also expanded into the coastal regions in Eastern and Southern China where we may face competition from CNOOC and Sinopec. The PRC government has published reform policy with an aim to integrate existing pipeline resources for independent operation and intensify market competition. (See “Item 3 — Risk Factors — Risks related to Government Regulation”, “Item 4 — Information on the Company — Natural Gas and Pipeline”) and “Item 5 — Operating and Financial Review and Prospects — Trend Information”). We believe that our advantages in natural gas resources, production, sales and technologies will enable us to continue to be a dominant player in the natural gas markets in China.

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

We anticipate that the environmental laws and regulations to which we are subject will become increasingly strict and are therefore likely to have an increasing impact on our operations. It is difficult, however, to predict accurately the effect of future developments in such laws and regulations on our future earnings and operations. Some risk of environmental costs and liabilities is inherent in our operations and products, as it is with other companies engaged in similar businesses. We cannot assure you that material costs and liabilities will not be incurred. However, we do not currently expect any material adverse effect on our financial condition or results of operations as a result of compliance with such laws and regulations. We paid pollutant discharge fees of approximately RMB333 million in 2017. In 2018, the PRC government began to charge environmental protection tax instead of pollutant discharge fees. As we have adopted advanced pollution control technologies, some of our enterprises have obtained reductions of environmental protection tax. In 2018 and 2019, we paid a total environmental protection tax of approximately RMB140 and RMB139 million, respectively.

To meet future environmental obligations, we are engaged in a continuous program to develop effective environmental protection measures. This program includes:

•	building environment-friendly projects;

•	reducing sulfur content in gasoline and diesel fuel;

•	reducing olefins and benzene content in gasoline, and continuously reducing emissions and effluents from our refineries and petrochemical plants; and

•	developing and installing monitoring systems at our pollutant discharge openings.

Our capital expenditures on environmental programs in 2017, 2018 and 2019 were approximately RMB4.17 billion, RMB2.70 billion and RMB2.30 billion, respectively.

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

As of December 31, 2019, we owned approximately 18,363 patents in China and other jurisdictions. We were granted 2,742 patents in 2019.

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

Applicants for exploration licenses must first register with the MNR blocks in which they intend to engage in exploration activities. The holder of an exploration license is obligated to make a progressively increasing annual minimum exploration investment in each corresponding block. Investments range from RMB2,000 per square kilometer for the initial year to RMB5,000 per square kilometer for the second year, and to RMB10,000 per square kilometer for the third and subsequent years. Additionally, the holder has to pay an annual mining right occupancy fee that starts at RMB100 per square kilometer for each of the first three years and increases by an additional RMB100 per square kilometer per year for subsequent years up to a maximum of RMB500 per square kilometer. The maximum term of an oil and natural gas exploration license is seven years, subject to renewal upon expiration of the original term, with each renewal being up to two years. At the exploration stage, an applicant can also apply for a progressive exploration and production license that allows the holder to test and develop reserves not yet fully proven. Upon the detection and confirmation of the quantity of reserves in a certain block, the holder must apply for a production license based on economic evaluation, market conditions and development planning in order to shift into the production phase in a timely fashion. In addition, the holder needs to obtain the right to use that block of land. Generally, the holder of a full production license must obtain a land use rights certificate for industrial land use covering that block of land.

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

Among the major PRC oil and gas companies, the exploration licenses and production licenses held by us, Sinopec and CNOOC account for the majority of mining rights in China. Among those companies, we and Sinopec primarily engage in onshore exploration and production, while CNOOC primarily engages in offshore exploration and production. According to the new policies of the Chinese government, private enterprises and foreign-invested enterprises are expected to obtain exploration licenses in the future.

Pricing

Crude Oil

According to the Measures for Administration of Petroleum Products Price issued by NDRC on January 13, 2016, crude oil prices shall be determined by the market. We and Sinopec set the crude oil median prices each month based on the average international market FOB prices for crude oil of different grades in the previous month. In addition, we and Sinopec negotiate a premium or discount to reflect transportation costs, the differences in oil quality and the supply and demand.

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

On January 13, 2016, the NDRC issued the Notice on Issues Concerning Further Improving the Pricing Mechanism for Refined Oil and its exhibit Regulation on Oil Pricing, pursuant to which, starting from January 13, 2016, downward adjustment of the refined oil price is subject to a floor of US$40 per barrel. Accordingly, when the international crude oil price drops to US$40 per barrel or below, the refined oil price in China shall not be adjusted downwards and the unadjusted amount shall be allocated to the reserve fund to be used for energy saving, reduction of emission, improving the oil quality and securing a safe supply of refined oil. When the international crude oil price surges to US$130 per barrel or above, appropriate financial and taxation policies shall be adopted to ensure the production and supply of refined oil but the refined oil price shall in principle remain unadjusted or shall only be slightly adjusted upwards. This regulation also liberalized the ex-factory price of liquefied petroleum gas.

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

Aviation Kerosene

The ex-factory price of aviation kerosene is determined by the supply and demand parties subject to a limit of the CIF price in the Singapore market.

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

On March 27, 2019, NDRC issued the Notice of the NDRC on Adjusting The Citygate Benchmark Price of Natural Gas, pursuant to which, benchmark citygate price of natural gas in each province, autonomous region and municipality was adjusted from April 1, 2019 in light of the adjustment of natural gas value-added tax rate.

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

On March 27, 2019, the NDRC issued the Notice on Adjusting the Inter-provincial Pipeline Natural Gas Transmission Tariff, which adjusted the transmission tariff for 13 inter-provincial pipelines companies including PetroChina Beijing Natural Gas Pipeline Co., Ltd. and others.

Production and Marketing

Crude Oil

Each year, the NDRC publishes the projected target for the production and process of crude oil in China based on the domestic consumption estimates submitted by domestic producers, including but not limited to us, Sinopec and CNOOC, the production of these companies as well as the forecast of international crude oil prices. The actual production volumes are determined by the producers themselves and may vary from estimates. The Ministry of Commerce and its local branches are responsible for supervising and managing the crude oil market. Enterprises that meet certain operating conditions may apply for the permit for crude oil sales and warehousing business.

Refined Products

Previously, only we, Sinopec and joint ventures of the two companies had the right to conduct gasoline and diesel wholesale business. Other companies, including foreign invested companies, were not allowed to engage in wholesale of gasoline and diesel in China’s domestic market. In general, only domestic companies, including Sino-foreign joint venture companies, were permitted to engage in retail of gasoline and diesel. Since December 11, 2004, wholly foreign-owned enterprises are permitted to conduct refined oil retail business. Since January 1, 2007, when the Measures on the Administration of the Refined Products Market became effective, all entities meeting certain requirements are allowed to submit applications to the MOFCOM to conduct refined oil products wholesale, retail and storage businesses. On July 28, 2018, the PRC government removed the restriction that a Chinese partner must hold a majority share in the construction and operation of a retail oil station chain which has more than 30 outlets and sells refined products of different types and brands supplied through multiple channels. On August 27, 2019, the State Council canceled government approval of qualifications for operation of refined oil wholesale warehousing and delegated the approval of refined oil retail qualifications to local municipal governments.

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

In 2019, the Chinese government lifted the restrictions on foreign investment in oil and gas exploration. As a result, foreign companies are allowed to enter the oil and gas exploration and production sector by wholly-owned enterprieses.

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

The State Further Liberalized Oil And Gas Market Access

On June 30, 2019, the NDRC and the MOFCOM jointly issued Special Management Measures for Foreign Investment Access (Negative List) (2019 Edition), pursuant to which, the restrictions on oil and gas exploration and development that were previously limited to joint ventures and cooperation were lifted.

On December 22, 2019, the Central Committee of the Communist Party of China and the State Council issued the Opinions on Creating a Better Development Environment to Support the Reform and Development of Private Enterprises, which further liberalized market access for private enterprises. It states that in key industries and fields such as power, telecommunications, railways, oil and gas, the state liberalizes competitive businesses and further introduces market competition mechanisms. It encourages private enterprises to enter the industries of oil and gas exploration and development, refining and sales, and construction of infrastructures such as storage, transportation and pipeline transportation of crude oil, natural gas and refined oil. It encourages qualified enterprises to participate in crude oil imports and refined oil exports.

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

Tax Item	Tax Base	Tax Rate
Enterprise income tax	Taxable income	25%, or 15% for qualified taxpayers in certain western regions of China.

Value-added tax	Revenue

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

Mining right occupancy fees	Area	RMB100 to RMB500 per square kilometer per year for exploration; RMB1,000 per square kilometer per year for production.

Royalty fee(1)	Production volume	Progressive rate of 0-12.5% for crude oil and 0-3% for natural gas.

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

Environmental Regulations

We are subject to various PRC national environmental laws and regulations and also environmental regulations promulgated by the local governments in whose jurisdictions we have operations. The PRC government has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. There are national and local standards applicable to emissions control, discharges to surface and subsurface water and disposal, generation, handling, storage, transportation, treatment and disposal of solid waste materials, reduction of carbon emission and upgrade of the standards for refined products.

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

In recent years, the Chinese government has endeavored to promote low-carbon and emission reduction policies and has set a goal of increasing the proportion of non-fossil energy consumption. In order to reduce environmental pollution, the Chinese government has also raised the standards of oil products several times in recent years. After several years of upgrading and renovating our oil refining facilities, we have satisfied the relevant standards on time. In addition, we are also required to comply with relevant laws and regulations regarding management of hazardous chemicals.

Item 4A — UNRESOLVED STAFF COMMENTS

We do not have any unresolved staff comment.

Item 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

You should read the following discussion together with our consolidated financial statements and their notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS. The comparative data for 2017 and 2018 throughout this Item 5 was restated to reflect our acquisition of the interest in Dalian West Pacific as if it was consolidated since the earliest year presented. Please refer to “Item 4 — Information on the Company — Acquisitions and Divestment” and Note 40 to our consolidated financial statements. In addition, we have initially applied IFRS 16 on January 1, 2019 and IFRS 15 and IFRS 9 on January 1, 2018. According to the adopted transition plan, the comparative data for 2017 and 2018 throughout this Item 5 has not been restated. For a detailed description of the changes and impacts of these accounting standards, please refer to “Note 3 (aa) New Accounting Standards” in our financial statements.

Overview

We are engaged in a broad range of petroleum and natural gas related activities, including:

•	exploration, development, production and sale of crude oil and natural gas;

•	refining of crude oil and petroleum products, and production and marketing of basic petrochemical products, derivative chemical products and other chemical products;

•	marketing and trading of refined oil products; and

•	transmission of natural gas, crude oil and refined oil products as well as sale of natural gas.

We are China’s largest producer of crude oil and natural gas and are one of the largest companies in China in terms of revenue. In 2019, we produced approximately 909.3 million barrels of crude oil and approximately

3,908.0 Bcf of natural gas for sale. Our refineries processed approximately 1,228.4 million barrels of crude oil in 2019. In 2019, our revenue was RMB2,516,810 million and net profit attributable to owners of the Company was RMB45,682 million.

Factors Affecting Results of Operations

Our results of operations and the period-to-period comparability of our financial results are affected by a number of external factors, including changes in the prices, production and sales volume of our principal products, operating costs and the regulatory environment.

Prices of Principal Products

The fluctuations in the prices of crude oil, refined products, chemical products and natural gas have a significant impact on our revenue. See “Item 4 — Information on the Company — Regulatory Matters — Pricing” for a more detailed discussion of current PRC pricing regulations and “Item 3 — Risk Factors — Risks Related to Pricing and Exchange Rate”.

The table below sets forth the average realized prices of our principal products in 2017, 2018 and 2019.

	2017	2018	2019
Crude oil (US$/barrel)	50.64	68.28	60.96
Natural gas (US$/thousand cubic feet)	5.18	5.85	5.39
Gasoline (US$/barrel)	111.26	124.88	110.63
Kerosene (US$/barrel)	66.57	86.73	78.08
Diesel (US$/barrel)	90.84	110.38	102.16

Production and Sales Volume for Oil and Gas Products

Our results of operations are also affected by production and sales volumes. Our crude oil and natural gas production volumes depend primarily on the level of the proved developed reserves in the fields in which we have an interest, as well as other factors such as the general macroeconomic environment and market supply and demand conditions, while the sales of crude oil, natural gas, refined oil and chemical products are subject to marketing capabilities and competitive environment.

Operating costs

The general macroeconomic environment and market supply and demand conditions may also affect our operating costs. For example, labor costs and the price index (CPI) in general in the countries where we operate are affected by the global and local macroeconomic environment. Changes in commodity prices may also affect our operating costs, as it would affect our ability to pass on the change in such commodity prices through a change in the prices of our products.

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

Before estimated oil and gas reserves are designated as “proved”, certain engineering criteria must be met in accordance with industry standards and the regulations of the SEC. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Therefore, these estimates do not include probable or possible reserves. Our proved reserves estimates are assessed or audited annually by independent, qualified and experienced oil and gas reserves engineering firms in the United States and Canada. Our oil and gas reserves engineering department has policies and procedures in place to ensure that these estimates are consistent with these authoritative guidelines. Among other factors required by authoritative guidelines, this estimation takes into account recent information about each field, including production and seismic information, estimated recoverable reserves of each well, and oil and gas prices and operating costs as of the date the estimate is made. The price shall be the average price during the 12-month period before the ending date of the period covered by this report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

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

Property, Plant and Equipment

Where it is probable that property, plant and equipment, including oil and gas properties, will generate future economic benefits, their costs are initially recorded in the consolidated statement of financial position as assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into expected use. Subsequent to their initial recognition, property, plant and equipment are carried at cost less accumulated depreciation, depletion and amortization (including any impairment).

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

When determining whether there are indications of impairment for oil and gas properties, we consider internal factors, mainly including the decline of production and reserves volumes at the late development stage of certain oil blocks and a significant drop in economic benefits of certain oil blocks resulting from the lower price of crude oil, and external factors, mainly including a significant drop in international prices of crude oil, resulting from the imbalance of supply and demand of crude oil. When an indication of impairment of certain oil blocks is identified, we will perform the impairment tests on the oil blocks. An impairment loss is recognized for the amount by which the carrying amount of the cash-generating unit exceeds the higher of its fair value less costs to sell and its value in use. Value in use is determined by reference to the discounted expected future cash flows to be derived from the cash-generating unit.

The expected medium-to-long-term future international prices of crude oil utilized by us when estimating the expected future cash flows are determined mainly based upon the forecast of the international prices of crude oil made by principal international investment institutions combined with the judgment and analysis of the future trends of international prices of crude oil made by us. We calculated the expected future cash flows of each oil block according to the estimates of future production volume levels per year stated in the oil and gas reserves reports, the estimates of operation costs of oil and gas made by us, and taking into account its future capital expenditure plan. We refer to the weighted average cost of capital of the oil and gas industry when determining the discount rate and makes relevant adjustments according to specific risks in different countries or regions. In the year ended December 31, 2017, 2018 and 2019, the after-tax discount rates adopted by most of our oil and gas regions were between 7.6% - 11.0%, 7.3% - 11.5%, and 6.4% - 15.4%, respectively.

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

Interest and other costs on borrowings to finance the purchase and construction of property, plant and equipment are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Costs for repairs and maintenance activities are expensed as incurred except for costs of components that result in improvements or betterments which are capitalized as part of property, plant and equipment and depreciated over their useful lives.

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

Our statement of comprehensive income for each of the years ended December 31, 2017, 2018 and 2019 is summarized in the table below.

	Year Ended December 31,
	2017*	2018*	2019
	(RMB in millions)
Revenue	2,032,298	2,374,934	2,516,810
Operating expenses	(1,961,462)	(2,251,992)	(2,395,048)
Profit from operations	70,836	122,942	121,762
Exchange (loss)/gain, net	(1,184)	1,120	1
Interest expense, net	(19,929)	(18,939)	(26,778)
Share of profit of affiliates and joint ventures	5,968	11,647	8,229
Profit before income tax expense	55,691	116,770	103,214
Income tax expense	(16,296)	(42,790)	(36,199)
Profit for the year attributable to non-controlling interests	15,858	20,944	21,333
Profit for the year attributable to owners of the Company	23,537	53,036	45,682

*

We have initially applied IFRS 16 on January 1, 2019 and IFRS 15 and IFRS 9 on January 1, 2018. According to the adopted transition plan, the comparative data has not been restated. For a detailed description of the changes and impacts of these accounting standards, please refer to “3 (aa) New Accounting Standards” in our financial statements.

The table below sets forth our revenue by business segment for each of the years ended December 31, 2017, 2018 and 2019 as well as the percentage changes in revenue for the periods shown.

	2017	2018	2018 vs. 2017	2019	2019 vs. 2018
	(RMB in millions, except percentages)
Revenue
Exploration and production	505,430	658,712	30.3%	676,320	2.7%
Refining and chemicals	735,486	911,224	23.9%	902,679	(0.9)%
Marketing	1,660,456	2,003,105	20.6%	2,165,391	8.1%
Natural gas and pipeline	295,786	362,626	22.6%	391,023	7.8%
Headquarters and others	2,057	2,376	15.5%	3,700	55.7%

Total	3,199,215	3,938,043	23.1%	4,139,113	5.1%
Less intersegment sales	(1,166,917)	(1,563,109)	34.0%	(1,622,303)	3.8%

Consolidated net sales from operations	2,032,298	2,374,934	16.9%	2,516,810	6.0%

The table below sets forth our operating income by business segment for each of the years ended December 31, 2017, 2018 and 2019, as well as the percentage changes in operating income for the periods shown. Loss from operations for headquarters and others shown below consists of expenses for research and development, business services and infrastructure support to our operating business segments.

	2017	2018	2018 vs. 2017	2019	2019 vs. 2018
	(RMB in millions, except percentages)
Profit/(loss) from operations
Exploration and production	15,475	73,519	375.1%	96,097	30.7%
Refining and chemicals	43,075	44,701	3.8%	13,764	(69.2)%
Marketing	8,279	(6,450)	(177.9)%	(565)	(91.2)%
Natural gas and pipeline	15,688	25,515	62.6%	26,108	2.3%
Headquarters and others	(11,681)	(14,343)	22.8%	(13,642)	(4.9)%

Total	70,836	122,942	73.6%	121,762	(1.0)%

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Consolidated Results of Operations

Overview

In 2019, our revenue was RMB2,516,810 million, representing an increase of 6.0% as compared to 2018. Net profit attributable to owners of the Company was RMB45,682 million, representing a decrease of 13.9% as compared to 2018. Basic earnings per share were RMB0.25, representing a decrease of RMB0.04 as compared to 2018.

Revenue Revenue increased by 6.0% from RMB2,374,934 million in 2018 to RMB2,516,810 million in 2019. This was primarily due to the comprehensive impact of the increase in sales volume, partially offset by a decrease in selling prices of a majority of oil and gas products.

The table below sets out external sales volume and average realized prices for our major products in 2018 and 2019 and the respective percentage of change:

	Sales Volume (‘000 ton)			Average Realized Price (RMB/ton)
	2018	2019	Percentage of Change (%)	2018	2019	Percentage of Change (%)
Crude oil*	110,457	150,322	36.1	3,213	3,162	(1.6)
Natural gas (hundred million cubic meters, RMB/’000 cubic meter)**	2,167.54	2,590.91	19.5	1,367	1,313	(4.0)
Gasoline	71,125	76,366	7.4	7,024	6,487	(7.6)
Diesel	86,904	90,163	3.8	5,478	5,286	(3.5)
Kerosene	20,619	21,183	2.7	4,534	4,255	(6.2)
Heavy oil	19,964	18,095	(9.4)	3,335	3,249	(2.6)
Polyethylene	4,644	4,985	7.3	8,816	7,443	(15.6)
Lubricant	1,158	977	(15.6)	7,875	8,047	2.2

*	The sales volumes of crude oil listed above represents all our external sales volume of crude oil.
**

The sales volumes of natural gas listed above represents all our external sales volume of natural gas, and the decrease in average realized price of natural gas in 2019 as compared to 2018 was primarily due to a decrease in the average realized price of natural gas in our international trade business.

Operating Expenses Operating expenses increased by 6.4% from RMB2,251,992 million in 2018 to RMB2,395,048 million in 2019, of which:

Purchases, Services and Other Expenses Purchases, services and other expenses increased by 9.3% from RMB1,553,784 million in 2018 to RMB1,697,834 million in 2019. This was primarily due to an increase in the Company’s expenses relating to purchase of oil and gas products and other international trading activities.

Employee Compensation Costs Employee compensation costs (including salaries and additional costs such as insurance, housing provident funds and training fees) increased by 6.9% from RMB144,391 million in 2018 to RMB154,318 million in 2019. This was primarily due to the increase in employee remuneration and contribution to social security funds.

Exploration Expenses Exploration expenses increased by 10.9% from RMB18,726 million in 2018 to RMB20,775 million in 2019. This was primarily due to increased exploration efforts to enhance reserves and production.

Depreciation, Depletion and Amortization Depreciation, depletion and amortization decreased by 3.0% from RMB232,276 million in 2018 to RMB225,262 million in 2019. This was primarily due to a combined effect of the Company’s provision of asset impairment in order to optimize asset structure and solidify asset quality, and implementation of the new lease standards. As a result of implementation of the new lease standards, we recognized depreciation expenses of RMB14,973 million over the assets that we had right of use in 2019.

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased by 7.9% from RMB74,477 million in 2018 to RMB68,596 million in 2019. This was primarily due to the fact that the Company strictly controlled non-production expenses in order to continue to implement the plan of broadening sources of income, reducing expenditures and costs, and enhancing profitability, and a decrease of RMB16,682 in lease expenditures as compared to 2018 as a result of implementation of new lease standards.

Taxes other than Income Taxes Taxes other than income taxes increased by 3.5% from RMB220,677 million for 2018 to RMB228,436 million in 2019, among which the consumption tax increased by RMB12,479 million from RMB152,494 million in 2018 to RMB164,973 million in 2019; the resource tax increased by RMB49 million from RMB24,339 million in 2018 to RMB24,388 million in 2019; and crude oil special gain levy decreased by RMB3,979 million from RMB4,750 million in 2018 to RMB771 million in 2019.

Other Income/(Expenses), net Net other income in 2019 was RMB173 million, while the net other expenses in 2018 was RMB7,661 million, primarily due to a decrease in net losses from disposal of fixed assets and oil and gas assets.

Profit from Operations The profit from operations in 2019 was RMB121,762 million, representing a decrease of 1.0% from RMB122,942 million in 2018.

Net Exchange Gain Net exchange gain in 2019 was RMB1 million, representing a decrease of 99.9% from RMB1,120 million in 2018. This is primarily due to the changes in exchange rate of the Renminbi against the US Dollar during the period.

Net Interest Expense Net interest expense increased by 41.4% from RMB18,939 million in 2018 to RMB26,778 million in 2019, primarily due to the effects of lease liabilities recognized under the new lease standards and the accrued interest expenses. Excluding the impact of the new lease standards, net interest expenses increased by 1.9% as compared to 2018.

Profit Before Income Tax Expense Profit before income tax expense decreased by 11.6% from RMB116,770 million in 2018 to RMB103,214 million in 2019.

Income Tax Expense The income tax expense decreased by 15.4% from RMB42,790 million in 2018 to RMB36,199 million in 2019, which was primarily due to the decrease in the Company’s profit before income tax expense in 2019 as compared to 2018.

Profit for the Year Net profit in 2019 decreased by 9.4% to RMB67,015 million from RMB73,980 million in 2018.

Profit Attributable to Non-controlling Interests Profit attributable to non-controlling interests increased by 1.9% from RMB20,944 million in 2018 to RMB21,333 million in 2019, primarily due to changes in the profit structure of the Company’s subsidiaries.

Profit Attributable to Owners of the Company Profit attributable to owners of the Company decreased by 13.9% from RMB53,036 million in 2018 to RMB45,682 million in 2019.

Segment Results

Exploration and Production

Revenue Revenue of the exploration and production segment in 2019 was RMB676,320 million, representing an increase of 2.7% from RMB658,712 million in 2018. This increase was primarily due to the increase in the sales volume of oil and gas, partially offset by the decline in the price of crude oil. In 2019, the oil imported from Russia, Kazakhstan and certain other countries amounted to 39.95 million tons, representing an increase of 8.9% over the 36.69 million tons in 2018. The revenue from the sales of imported oil from Russia, Kazakhstan and certain other countries was RMB131,723 million in 2019, representing an increase of 2.7% from RMB128,308 million in 2018. The average realized crude oil price of the Company in 2019 was US$60.96 per barrel, representing a decrease of 10.7% from US$68.28 per barrel in 2018.

Operating Expenses Operating expenses of the exploration and production segment decreased by 0.8% from RMB585,193 million in 2018 to RMB580,223 million in 2019. This was primarily due to a decrease in depreciation, depletion and amortization, and taxes and fees other than income tax, partially offset by an increase in exploration costs. In 2019, The cost for importing oil from Russia, Kazakhstan and certain other countries amounted to RMB130,941 million, representing an increase of 1.8% from RMB128,637 million in 2018.

In 2019, the unit oil and gas lifting cost of the Company was US$12.11 per barrel, representing a decrease of 1.6% from US$12.31 per barrel in 2018.

Profit from Operations In 2019, our domestic operations adhered to the principle of profit-orientation to promote the increase of reserves and production, realized an increase in crude oil production and a significant increase in natural gas production, strengthened the control of investment costs at the source, refined the management of production and operation costs, and promoted quality improvement and profitability. Our overseas operations, adhered to profitable development, strictly managed early-stage investment projects, optimized the investment structure, and strived to promote sales and maximize revenue. In 2019, the exploration and production segment realized an operating profit of RMB96,097 million, representing an increase of 30.7% from RMB73,519 million in 2018, maintaining its status as a main profit contributor of the Company.

Refining and Chemicals

Revenue The revenue of the refining and chemicals segment decreased by 0.9% from RMB911,224 million in 2018 to RMB902,679 million in 2019, primarily due to a combined effect of the changes in sales volume and prices of refined oil products, and the marketization of internal settlement prices.

Operating Expenses Operating expenses of the refining and chemicals segment increased by 2.6% from RMB866,523 million in 2018 to RMB888,915 million in 2019, primarily due to an increase in the cost of crude oil and feedstock, and an increase in the production costs of auxiliary materials and power.

In 2019, the cash processing cost of refineries of the Company was RMB168.64 per ton, remaining basically the same as compared to 2018.

Profit from Operations In 2019, the refining and chemicals segment continued to deepen benchmarking management to facilitate the transition from cost benchmarking to business benchmarking; tap into internal talent and vigorously strengthen management and control over costs and expenses; adhere to the principles of market and profit-orientation, promote the upgrading of refined oil quality and the research and development of high value-added chemical products, optimize product structure and enhance profitability. However, as affected by factors such as excessive domestic refining capacity, narrower margins, a fall in prices of chemical products and the marketization of internal settlement prices which resulted in a fall in prices, the refining and chemicals segment realized an operating profit of RMB13,764 million in 2019, representing a decrease of 69.2% as compared to RMB44,701 million in 2018. Specifically, the refining operations recorded an operating profit of RMB10,337 million, representing a decrease of 72.0% as compared to RMB36,878 million in 2018, while the chemical operations realized an operating profit of RMB3,427 million, representing a decrease of 56.2%, as compared to RMB7,823 million in 2018.

Marketing

Revenue The revenue of the marketing segment increased by 8.1% from RMB2,003,105 million in 2018 to RMB2,165,391 million in 2019, primarily due to an increase in international trading volume of oil and gas products.

Operating Expenses Operating expenses of the marketing segment increased by 7.8% from RMB2,009,555 million in 2018 to RMB2,165,956 million in 2019, primarily due to an increase in the expenditures for purchase of refined oil.

Loss from Operations In 2019, the marketing segment actively responded to the challenges of excessive market resources and intensified competition, deepened the regional precise marketing and integrated marketing of refined products, fuel cards, non-oil business, and lubricants, accelerated the establishment of new retail models, and strived to pursue quality and profitability. In international trade, it accelerated the development of its global logistics and marketing network and strengthened the synergy between domestic and international resources to enhance profitability. In 2019, due to the strengthening of marketing measures and the marketization of internal settlement, the marketing segment recorded an operating loss of RMB565 million, representing a decrease of loss of RMB5,885 million as compared to the operating loss of RMB6,450 million in 2018.

Natural Gas and Pipeline

Revenue The revenue of the natural gas and pipeline segment amounted to RMB391,023 million in 2019, representing an increase of 7.8% as compared to RMB362,626 million in 2018, primarily due to an increase in the sales volume of natural gas.

Operating Expenses Operating expenses of the natural gas and pipeline segment amounted to RMB364,915 million in 2019, representing an increase of 8.2% as compared to RMB337,111 million in 2018, primarily due to the increase in the expenditure of natural gas purchase.

Profit from Operations In 2019, the natural gas and pipeline segment, based on the overall coordinated and effective operation of the industrial chain, deepened our resource management through “tagging”, prioritized the full production and sales of domestic gas, effectively controlled resource costs, continuously optimized resource flows and sales structures, and vigorously promoted online transactions. While consolidating the wholesale market, we actively expanded the end market. In 2019, the natural gas and pipeline segment realized an operating profit of RMB26,108 million, representing an increase of 2.3% as compared to RMB25,515 million in 2018.

In 2019, the natural gas and pipeline segment took active measures to control the loss from imported natural gas. However, as the cost of imported natural gas increased due to the changes in exchange rates, while the increases in the domestic natural gas price were restricted under a nationwide policy environment of reducing taxes and fees, the segment recorded a net loss of RMB30,710 million in sales of imported natural gas, representing an increase of loss of RMB5,803 million as compared to last year. The Company will endeavor to adopt effective measures to control losses.

In 2019, the Company’s international operations realized a revenue of RMB1,040,117 million, accounting for 41.3% of the Company’s total revenue. Profit before income tax expenses amounted to RMB18,885 million. The Company’s international operations maintained stable development and further improved its operating ability internationally.

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

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Consolidated Results of Operations

Overview

In 2018, our revenue was RMB2,374,934 million, representing an increase of 16.9% as compared to 2017. Net profit attributable to owners of the company was RMB53,036 million, representing an increase of 125.3% as compared to 2017. Basic earnings per share were RMB0.29, representing an increase of RMB0.16 as compared to 2017.

Revenue Our revenue increased by 16.9% from RMB2,032,298 million in 2017 to RMB 2,374,934 million in 2018. This increase was primarily due to an increase in the prices of a majority of our oil and gas products.

The table below sets out the external sales volume and average realized prices for our major products in 2017 and 2018 and the respective percentage changes for the periods shown:

	Sales Volume (‘000 ton)			Average Realized Price (RMB/ton)
	2017	2018	Percentage of Change (%)	2017	2018	Percentage of Change (%)
Crude oil*	114,930	110,457	(3.9)	2,392	3,213	34.3
Natural gas (hundred million cubic meters, RMB/’000 cubic meter)**	1,989.59	2,167.54	8.9	1,235	1,367	10.7
Gasoline	65,293	71,125	8.9	6,386	7,024	10.0
Diesel	87,324	86,904	(0.5)	4,600	5,478	19.1
Kerosene	18,118	20,619	13.8	3,551	4,534	27.7
Heavy oil	23,395	19,964	(14.7)	2,380	3,335	40.1
Polyethylene	4,739	4,644	(2.0)	8,559	8,816	3.0
Lubricant	1,283	1,158	(9.7)	7,693	7,875	2.4

Note:

*  The sales volumes of crude oil listed in the table above represent all of our external sales volumes. The decrease in crude oil sales volume in 2018 as compared to 2017 was primarily due to the decrease in our international trading volume of crude oil.

** The increase in natural gas average realized price in 2018 as compared to 2017 was primarily due to a combined effect of an increase in the entrepot trading price of natural gas and effective measures taken by the Company to optimize the structure of natural gas sales.

Operating Expenses Operating expenses increased by 14.8% from RMB1,961,462 million in 2017 to RMB2,251,992 million in 2018.

Purchases, Services and Other Expenses Purchases, services and other expenses increased by 20.0% from RMB1,295,032 million in 2017 to RMB1,553,784 million in 2018. This increase was primarily due to an increase in expenses relating to the purchase of oil and gas products and other trading activities as a result of the increase in oil and gas prices.

Employee Compensation Costs Employee compensation costs (including salaries and additional costs such as insurance, housing funds and training fees) were RMB144,391 million in 2018, representing an increase of 14.9% from RMB125,703 million in 2017. This increase was primarily due to an increase in our employee salaries and costs according to our performance-based remuneration system and in line with the general increase in average employee salaries in the industry.

Exploration Expenses Exploration expenses decreased by 21.6% from RMB23,884 million in 2017 to RMB18,726 million in 2018. This decrease was primarily due to the fact that, we optimized our exploration deployment resulting in a decrease in dry well expenses.

Depreciation, Depletion and Amortization Depreciation, depletion and amortization decreased by 2.3% from RMB237,807 million in 2017 to RMB232,276 million in 2018. This decrease was primarily due to a decrease in the depletion of oil and gas properties as a result of an increase in the proved undeveloped reserves and the decrease in depletion ratio caused by the rise of oil and gas prices, partially offset by an increase in asset impairment provision in 2018 as compared to 2017.

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased by 4.0% from RMB77,557 million in 2017 to RMB74,477 million in 2018. This decrease was primarily due to our continuing efforts to broaden our income sources, reduce expenditure and costs, enhance efficiency, and strictly control our non-production related expenses.

Taxes other than Income Taxes Taxes other than income taxes increased by 10.0% from RMB200,704 million in 2017 to RMB220,677 million in 2018. This was primarily due to the increase in crude oil prices in 2018 as compared to 2017. In particular, (i) we incurred a crude oil special gain levy of RMB4,750 million in 2018 due to the increase in crude oil prices as a special gain levy is payable only if the crude oil price reaches US$65 per barrel or above, while in 2017, no crude oil special gain levy was incurred; (ii) the consumption tax we paid increased by RMB7,521 million from RMB144,973 million in 2017 to RMB152,494 million in 2018; and (iii) the resource tax we paid increased by RMB6,339 million from RMB18,000 million in 2017 to RMB24,339 million in 2018.

Other Expenses, net Net other expenses was RMB7,661 million in 2018, representing an increase of RMB6,886 million from RMB775 million in 2017. This was primarily due to a combined effect of the increase in the losses from disposal of assets, as partially offset by the increase in the VAT refund relating to the importation of natural gas as recognized in 2018.

Profit from Operations The profit from operations in 2018 was RMB122,942 million, representing an increase of 73.6% from RMB70,836 million in 2017.

Net Exchange Gain /(Loss) Net exchange gain in 2018 was RMB1,120 million, as compared to the net exchange loss of RMB1,184 million in 2017. This was primarily due to the appreciation of US Dollar against Renminbi as compared to the end of 2017.

Net Interest Expense Net interest expense decreased by 5.0% from RMB19,929 million in 2017 to RMB18,939 million in 2018, primarily due to a combined effect of a decrease in the average balance of interest-bearing borrowings, a decrease in interest expenses and an increase in income from deposits as compared to 2017.

Profit Before Income Tax Expense Profit before income tax expense increased by 109.7% from RMB55,691 million in 2017 to RMB116,770 million in 2018.

Income Tax Expense The income tax expense increased by 162.6% from RMB16,296 million in 2017 to RMB42,790 million in 2018, which was primarily due to the increase in taxable income.

Profit for the Year As a result of the foregoing, our profit in 2018 increased by 87.8% from RMB39,395 million in 2017 to RMB73,980 million in 2018.

Profit Attributable to Non-controlling Interests Profit attributable to non-controlling interests increased by 32.1% from RMB15,858 million in 2017 to RMB20,944 million in 2018, which was primarily due to the increase in profits of certain of our subsidiaries in 2018.

Profit Attributable to Owners of the Company Profit attributable to owners of the company increased by 125.3% from RMB23,537 million in 2017 to RMB53,036 million in 2018.

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

Refining and Chemicals Segment

Revenue The revenue of the refining and chemicals segment increased by 23.9% from RMB735,486 million in 2017 to RMB911,224 million in 2018. This increase was primarily due to the increase in the prices of refined products and the fact that we produced more high-profitability products as a result of our optimized product structure. Both the prices and sales volume of certain refined and chemical products increased.

Operating Expenses Operating expenses of the refining and chemicals segment increased by 25.1% from RMB692,411 million in 2017 to RMB866,523 million in 2018. This increase was primarily due to the combined effects of (i) an increase in expenses associated with the purchase of crude oil and feedstock oil from external suppliers; and (ii) an impairment provision made in accordance with the accounting standards for certain facilities scheduled to be deactivated as a result of the regulations to promote the use of ethanol in vehicles.

In 2018, the cash processing cost of our refineries was RMB167.74 per ton, representing an increase of RMB0.15 per ton from RMB167.59 per ton in 2017, primarily due to an increase in power and labor cost as compared to 2017.

Profit from Operations In 2018, in our refining and chemicals segment, in response to market demand, we increased the processing load of the facilities with high efficiency, continued to adjust our product structure, increased production of high value-added and market-favorable products, and intensified management and control over our costs and expenses, maintaining a good position in profit contribution. In 2018, we realized operating profits of RMB44,701 million in the refining and chemicals segment, representing an increase of 3.8% as compared to RMB43,075 million in 2017. The refining operations recorded an operating profit of RMB36,878 million, representing an increase of 3.3% as compared to RMB35,687 million in 2017. Our chemical operations realized an operating profit of RMB7,823 million, representing an increase of 5.9%, as compared to RMB7,388 million in 2017.

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

(Loss) /profit from Operations In 2018, facing an unfavorable situation of substantial surplus in domestic resources and fiercer competition in the market, our domestic marketing segment adhered to the principle of market-orientation and efficiency, adopted active measures to address market competition, maximized efforts to increase our market share and enhance efficiency, and effectively ensured the proper downstream operations of our refineries, so as to realize the value of our industrial chain. In international trading, the marketing segment intensified coordination and cooperation with domestic industrial chains, and optimized the import and export of oil and gas resources. In 2018, affected by certain factors including fierce market competition and an adverse effect on profit from inventories due to a sharp decrease in oil prices in the fourth quarter, the marketing segment recorded an operating loss of RMB6,450 million, representing a decrease of RMB14,729 million as compared to the operating profit of RMB8,279 million in 2017.

Natural Gas and Pipeline Segment

Revenue Revenue of the natural gas and pipeline segment amounted to RMB362,626 million in 2018, representing an increase of 22.6% as compared to RMB295,786 million in 2017, primarily due to the increase in the sales volume of natural gas.

Operating Expenses Operating expenses of the natural gas and pipeline segment amounted to RMB337,111 million in 2018, representing an increase of 20.4% as compared to RMB280,098 million in 2017, primarily due to the increase in the expenses for purchasing natural gas.

Profit from Operations In 2018, in the natural gas and pipeline segment, in line with the increased demand for natural gas in the domestic market, we optimized our marketing strategies, made great efforts to expand into the high-end and high-profitability market, and continued to enhance the value of our natural gas business chain. In 2018, we realized an operating profit of RMB25,515 million, representing an increase of 62.6% as compared to RMB15,688 million in 2017.

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

In 2018, our international operations realized revenue of RMB836,619 million, accounting for 35.2% of our total revenue. Profit before income tax expense amounted to RMB4,781 million. Our international operations maintained a healthy development with further improved operating ability.

Our four operating segments are exploration and production, refining and chemicals, marketing as well as natural gas and pipeline. Overseas operations do not constitute a separate operating segment. The financial data of overseas operations are included in the financial data of the respective operating segment mentioned above.

Liquidity and Capital Resources

Our primary sources of funding include cash generated by operating activities and short-term and long-term borrowings, which are expected to be sufficient for our funding requirements for at least the next twelve months. Our primary uses of funds were for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distributions of dividends to shareholders. Our payments to CNPC are limited to dividends and payments for services provided to us by CNPC. For the year ended December 31, 2019, we distribute dividends of 45% of our net profit attributable to owners of the Company recorded under IFRS, and additional interim and final special dividends in return to our shareholders. See “Item 8 — Financial Information — Dividend Policy” for a discussion of factors which may affect the determination by our board of directors of the appropriate level of dividends.

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

We plan to fund the capital and related expenditures described in this annual report principally through cash from operating activities, short-term and long-term borrowings and cash and cash equivalents. Net cash flows from operating activities in the year ended December 31, 2019 was RMB359,610 million. As of December 31, 2019, we had cash and cash equivalents of RMB86,409 million. While each of the projects described in this annual report for which significant capital expenditures will be required is important to our future development, we do not believe that failure to implement any one of these projects would have a material adverse effect on our financial condition or results of operations. If the price of crude oil declines sharply in the future, it is likely that we would delay or reduce the scale of the capital expenditures for each segment.

We currently do not have any outstanding options, warrants or other rights for any person to require us to issue any common stock at a price below its market value. We do not currently intend to issue any such rights or to otherwise issue any common stock for a price below its market value.

In addition, as of December 31, 2019, we did not have any transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect the liquidity or availability of or requirements for our capital resources.

The table below sets forth our cash flows for each of the years ended December 31, 2017, 2018 and 2019 and our cash equivalents at the end of each year.

	Year Ended December 31,
	2017	2018	2019
	(RMB in millions)
Net cash flows from operating activities	368,729	353,256	359,610
Net cash flows used for investing activities	(243,790)	(267,812)	(332,948)
Net cash flows used for financing activities	(96,746)	(125,703)	(27,276)
Currency translation difference	(3,551)	2,513	1,069
Cash and cash equivalents at year end	123,700	85,954	86,409

Our cash and cash equivalents increased by 0.5% from RMB85,954 million as of December 31, 2018 to RMB86,409 million as of December 31, 2019.

Net Cash Flows from Operating Activities

Our net cash flows from operating activities amounted to RMB359,610 million for the year ended December 31, 2019, representing an increase of 1.8% from RMB353,256 million for the year ended December 31, 2018. This was mainly due to a combined effect of the changes in inventories, receivables, payables and contract obligations during the reporting period. As of December 31, 2019, we had cash and cash equivalents of RMB86,409 million. Our cash and cash equivalents were mainly denominated in US Dollars and Renminbi (approximately 57.2% were denominated in US Dollars, approximately 37.6% were denominated in Renminbi, approximately 3.6% were denominated in HK Dollars and approximately 1.6% were denominated in other currencies).

Our net cash flows from operating activities amounted to RMB353,256 million for the year ended December 31, 2018, representing a decrease of 4.2% from RMB368,729 million for the year ended December 31, 2017. This was mainly due to a combined effect of the changes in inventories, receivables and payables and other working capital and the increase in taxes, employee fees during the reporting period. As of December 31, 2018, we had cash and cash equivalents of RMB85,954 million. Our cash and cash equivalents were mainly denominated in Renminbi and US Dollars (approximately 46.2% were denominated in Renminbi, approximately 49.1% were denominated in US Dollars, approximately 2.1% were denominated in HK Dollars and approximately 2.6% were denominated in other currencies).

Net Cash Flows Used for Investing Activities

Our net cash flows used for investing activities in 2019 amounted to RMB332,948 million, representing an increase of 24.3% from RMB267,812 million in 2018. The increase was primarily due to an increase in capital expenditures in 2019.

Our net cash flows used for investing activities in 2018 amounted to RMB267,812 million, representing an increase of 9.9% from RMB243,790 million in 2017. The increase was primarily due to an increase in capital expenditures as a result of the adjustment of our investment plans based on the oil price trend and market changes in 2018.

Net Cash Flows Used for Financing Activities

Our net cash flows used for financing activities in 2019 was RMB27,276 million, representing a decrease of 78.3% from RMB125,703 million in 2018. This was primarily due to the changes in long and short-term borrowings during the reporting period.

Our net cash flows used for financing activities in 2018 was RMB125,703 million, representing an increase of 29.9% from RMB96,746 million in 2017. This was primarily due to a decrease in new borrowings as a result of our efforts to optimize our debt structure and reduce our debt in 2018.

Our net borrowings as of December 31, 2017, 2018 and 2019 were as follows:

	As of December 31,
	2017	2018	2019
	(RMB in millions)
Short-term borrowings (including current portion of long-term borrowings)	184,601	145,150	175,840
Long-term borrowings	289,858	269,422	290,882

Total borrowings	474,459	414,572	466,722

Less: cash and cash equivalents	123,700	85,954	86,409

Net borrowings	350,759	328,618	380,313

The following table sets out the remaining contractual maturity of borrowings as at the respective dates according to the earliest contractual maturity dates. The amounts set out below are contractual undiscounted cash flows, including principal and interest:

	As of December 31,
	2018	2019
	(RMB in million)
Within 1 year	158,782	188,771
Between 1 and 2 years	98,939	30,090
Between 2 and 5 years	150,837	253,918
After 5 years	43,879	31,576

Total	452,437	504,355

Our total borrowings as of December 31, 2019 consisted of approximately 53.6% of fixed-rate loans and approximately 46.4% of floating-rate loans. Of our borrowings as of December 31, 2019, approximately 76.4% were denominated in Renminbi, approximately 21.5% were denominated in US Dollars and approximately 2.1% were denominated in other currencies.

Our total borrowings as of December 31, 2018 consisted of approximately 48.6% of fixed-rate loans and approximately 51.4% of floating-rate loans. Of our borrowings as of December 31, 2018, approximately 71.8% were denominated in Renminbi, approximately 25.9% were denominated in US Dollars and approximately 2.3% were denominated in other currencies.

Our total borrowings as of December 31, 2017 consisted of approximately 54.2% of fixed-rate loans and approximately 45.8% of floating-rate loans. Of our borrowings as of December 31, 2017, approximately 71.7% were denominated in Renminbi, approximately 26.5% were denominated in US Dollars and approximately 1.8% were denominated in other currencies.

Our debt to capital ratio (calculated by dividing interest-bearing debts by the aggregate of interest-bearing debts and shareholder’s equity; interest-bearing debts including various long and short term borrowings) as of December 31, 2017, 2018 and 2019 was 25.5%, 22.7% and 24.4%.

As of December 31, 2019, the outstanding amount of our debts secured by CNPC and its subsidiaries and other third parties was RMB22,313 million.

Capital Expenditures and Investments

In 2019, we focused on the principles of quality for capital expenditures, continued to optimize our investment structure and control our overall capital expenditures, with a focus on the investment in upstream oil and gas projects in order to enhance our sustainable development capability. In 2019, our capital expenditures were RMB296,776 million, representing an increase of 15.9% from RMB256,106 million in 2018.

The table below sets forth our capital expenditures and investments by business segment for each of the years ended December 31, 2017, 2018 and 2019. Our board of directors has approved a total estimated capital expenditures of RBM295,000 million for 2020. Considering the impact of COVID-19 and the volatility in international oil prices, we intend to follow the principle of maintaining positive free cash flow, and dynamically adjust our capital expenditures for 2020. Please refer to “Item 3 — Key Information — Risk Factors — Risks Related to COVID-19”.

	2017		2018		2019
	(RMB in millions)%		(RMB in millions)%		(RMB in millions)%
Exploration and production(1)	161,997	74.87	196,109	76.57	230,117	77.54
Refining and chemicals	17,859	8.25	15,419	6.02	21,279	7.17
Marketing	10,982	5.08	17,010	6.64	17,618	5.94
Natural gas and pipeline	24,529	11.34	26,502	10.35	27,004	9.10
Headquarters and others	1,014	0.46	1,066	0.42	758	0.25

Total	216,381	100.00	256,106	100.00	296,776	100.00

(1)

If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the exploration and production segment in 2017, 2018, 2019 would be RMB176,426 million, RMB206,256 million and RMB241,992 million, respectively.

As of December 31, 2019, the capital commitments contracted but not provided for by us were approximately RMB56,856 million.

Exploration and Production

A majority of our capital expenditures and investments relate to our exploration and production segment. For each of the three years ended December 31, 2017, 2018 and 2019, capital expenditures in relation to the exploration and production segment amounted to RMB161,997 million, RMB196,109 million and RMB230,117, respectively. In 2019, our capital expenditures were primarily used for exploration activities in the key basins such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin and for development activities in the oil and gas fields of Daqing, Changqing, Liaohe, Xinjiang, Tarim and the Southwest region, as well as for the operation of existing projects and the development of new projects in the Middle East, Central Asia, the Americas and the Asia-Pacific regions, and realized an effective growth in our production and profitability.

We anticipate that the capital expenditures for our exploration and production segment in 2020 will be as follows. Domestic exploration activities will continue to be focused on the key basins such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin and we will strengthen the development of unconventional resources such as shale gas. We will endeavor to achieve an oil and gas equivalent output of more than 200 million tons in 2020. Overseas operations will still be aimed at the operation of existing projects in the Middle East, Central Asia, the Americas and the Asia-Pacific regions to endeavor to maintain good quality development and high profitability.

Refining and Chemicals

Our capital expenditures for our refining and chemicals segment for each of the years ended December 31, 2017, 2018 and 2019 were RMB17,859 million, RMB15,419 million and RMB21,279 million, respectively. In

2019, our capital expenditures were mainly spent on the construction of large-scale refining and chemicals facilities, including projects such as the refining-chemical integration project at Guangdong Petrochemical, the project in relation to adjustment of product structure at Daqing Petrochemical, the large-scale refining-chemical projects of producing ethylene out of ethane in Changqing and Tarim, and certain other oil product quality upgrading projects.

Our capital expenditures for the refining and chemicals segment in 2020 are expected to be used primarily for the refining-chemical integration project at Guangdong Petrochemical, the Jieyang ABS project of Jilin Petrochemical, project in relation to adjustment of product structure at Daqing Petrochemical, the large-scale refining-chemical projects of producing ethylene out of ethane in Changqing and Tarim, and certain refining-chemical transformation and upgrading projects.

Marketing

Our capital expenditures for our marketing segment for each of the years ended December 31, 2017, 2018 and 2019 were RMB10,982 million, RMB17,010 million and RMB17,618 million, respectively. Our capital expenditures for the marketing segment in 2019 were mainly used for the construction and expansion of refined oil sales networks, engineering works for safety and environmental protection such as anti-seepage renovation of service stations, and construction of overseas facilities for storage, transmission and sale of oil and gas.

Our capital expenditures for our marketing segment for the year of 2020 are expected to be used primarily for the construction and expansion of refined oil sales networks and the construction of the overseas oil and gas centers storage and transmission facilities.

Natural Gas and Pipeline

Our capital expenditures for the natural gas and pipeline segment for each of the three years ended December 31, 2017, 2018 and 2019 were RMB24,529 million, RMB26,502 million and RMB27,004 million, respectively. Our capital expenditures for the natural gas and pipeline segment in 2019 were mainly used for construction projects of important natural gas trunk lines such as the China-Russia East Natural Gas Pipeline and the Fujian-Guangdong branch line of the Third West-East Gas Pipeline, LNG storage and transmission facilities for peak regulation, interconnection lines, branch lines and sales terminals.

Our capital expenditures for the natural gas and pipeline segment in 2020 are expected to be used primarily for the construction of key natural gas trunk line projects such as the China-Russia East Natural Gas Pipeline, the Shenzhen LNG storage and transmission project for peak regulation, the natural gas interconnection projects, as well as the construction of gas branches and sales terminals.

Headquarters and Others

Our non-segment capital expenditures and investments for each of the years ended December 31, 2017, 2018 and 2019 were RMB1,014 million, RMB1,066 million and RMB758 million, respectively, which were primarily used for setting up the research test platform and development of our IT system.

Our capital expenditures for the headquarters and others in 2020 are expected to be used for improvement of the scientific research facilities and development of our IT system.

Off-Balance Sheet Arrangements

As of December 31, 2019, there were no off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

The tables below set forth our long-term contractual obligations outstanding as of December 31, 2019.

	Payment Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(RMB in millions)
Long-term debt	376,225	85,343	180,489	81,979	28,414
Lease obligations	276,154	14,304	26,546	24,554	210,750
Capital commitments	56,856	15,017	41,803	36	—
Debt-related interest	37,634	12,931	16,214	5,310	3,179

Total	746,869	127,595	265,052	111,879	242,343

We are obligated to make annual payment with respect to our exploration and production licenses to the Ministry of Natural Resources. The table below sets forth the estimated amount of the annual payments in the next five years:

Year	Annual Payment
(RMB in millions)
2020	800
2021	800
2022	800
2023	800
2024	800

Assets Retirement Obligation

Most of the provinces and regions in which our oil and gas exploration and production activities are located have promulgated environmental protection regulations, which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. We have established standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of these provincial and regional regulations. As of December 31, 2019, the balance of assets retirement obligation was RMB137,935 million.

Research and Development

We have a research and development management department, directly under which there are three research institutions. Except for our branch companies which are engaged in marketing activities, each of our branch companies has its own research and development management department. Most of our branch companies have their own research institutions. Our research and development management departments are mainly responsible for managing and coordinating the research and development activities conducted by each of the research institutions. As of December 31, 2019, we had 39,377 employees in our research and development departments and institutions.

In each of the years ended December 31, 2017, 2018 and 2019, our total expenditures for research and development (including capitalized expenditures) were approximately RMB 18,601 million, RMB21,045 million and RMB21,410 million, respectively.

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

Trend Information

In 2020, the global economy is still running the risk of moving downhill because of, among other things, geopolitical tension, uncertainty of international trade situation, climate change and the spread of COVID-19 in various countries around the world. As supply and demand in the global oil market eases, international oil prices are expected to be maintained in the lower range, though likely to take a further downturn. China is set to be affected by COVID-19 significantly in its economic operation, but the fundamental trend of steady improvement and long-term improvement is not expected to change. The Company will adhere to its resources, marketization, internationalization and innovation strategies, implement new concepts of development, pushing ahead quality-based development, endeavor to reform and undertake breakthrough innovations in key areas, build a solid base for business security and environmental protection, increase its attention on green and low-carbon development, digital transformation, intelligent development and value creation to comprehensively improve quality and profitability and endeavor to make substantial progress to enhance the capabilities of growth and value creation.

In respect of exploration and production, the Company expects to optimize the deployment of exploration and production, and further consolidate the resource base. The Company expects to continue to increase risk exploration, focusing on target areas such as ancient carbonate rocks, deep and ultra-deep reservoir, unconventional and greenfield target areas, emphasizing in-depth preliminary survey, striving to make technical developments, leading to strategic discoveries and breakthroughs. By targeting spacious basins and pits loaded with oil and gas, and strengthening concentrated exploration, refining exploration and efficient evaluation, the

Company will endeavor to locate recoverable reserves that can be economically producible with scale. The Company will level up trials in oil and gas exploration with a view to profitable development, control the rate of diminishing productivity and increase the recovery ratio, maintaining the overall stability of crude oil production levels and the higher growth for natural gas.

In respect of refining and chemicals, the Company will focus on the high quality development by pushing ahead business restructuring and technical innovation to effect a conversion and upgrading of refining activities. Focusing on market demand, resources will be prioritized to more profitable companies and most efficient processing routes. We expect to also enhance benchmark management and cost control, continuously improving technical and economic performance indicators. According to the technical characteristics of each equipment, we expect to optimize the crude oil resource pool and reduce the cost of raw materials, enhance the competitiveness of our chemical business and vigorously develop high-end and special and precise chemical products with key projects being pushed ahead in a well-ordered manner.

In respect of marketing, the Company expects to strengthen its marketing capabilities, coordinate resource deployment, to endeavor to ensure adequate supply for upstream production and realize value along the crude oil industrial chain. With a view of being customer-focused and market-oriented, efforts will be focused on market expansion, increasing retail sales volume and enhancing profitability, as well as scientifically organizing well-informed management and implementing innovative marketing strategies and methods, pushing ahead integration of multiple modes of business operations online and offline, improving performance appraisal and incentive schemes to enhance sales and profitability. We will also level up development of high-quality marketing networks in strategic areas, steadily explore the construction and operation of comprehensive supply stations providing oil, gas, power and hydrogen at the same time, enhancing marketing through convenience stores and exploring innovative non-oil based business models and operation mechanisms.

In respect of natural gas and pipeline, the Company will coordinate resources both domestic and abroad, improve the multiple gas supply system, enhance management on the demand-side and set up a resource allocation mechanism matching demand in the market. We will promote interacting and interconnecting projects and make LNG terminals and gas tanks operate in a more efficient manner, strive hard to make up for deficiencies from gas storage peak shaving in a timely manner and, endeavor to ensure stable supply to the market and smooth operations of our business chains. We will endeavor to develop the city gas market by integration into the provincial pipeline network, and strive to develop the urban gas market. Active changes will be made to marketing methods and we will carry out a “tagging” sales strategy, increase deployment of resources in high-profitability market, accelerate the pace of marketization of gas prices and promote value-added services to effect growing sales and profitability. Construction of such major pipelines for the purpose of increasing interconnection as the middle part of China-Russia East Natural Gas Pipeline and middle part of Third West-East Gas Pipeline will be accelerated and pipeline security management will be upgraded continuously for safe operation.

In respect of international operations, the Company will focus on enhancing profitability, continuously optimizing overseas strategic deployment and asset structure, engaging international petroleum companies in strategic cooperation and taking further steps in developing new projects. We will strengthen onshore exploration, implement progressive high-efficiency exploration and promote deep-water exploration to maximize economically recoverable reservoirs. Existing projects will be operated with high quality. We will keep a close watch on changes in various risks and take effective measures for safe and smooth operations of overseas projects, enhancing the strength and capability of our international business.

Impact of COVID-19

Since January 2020, the COVID-19 pandemic has had a significant impact on the Chinese and global economy, which has significantly impacted the Company. In order to prevent the spread of COVID-19, many governments have adopted strict restrictions, including restrictions on international and local travel, public gatherings and participation in meetings, and the closure of schools, shops, restaurants, and some factories. Some countries have imposed strict curfews. As a result, the market demand for, and the prices of, the Company’s oil and gas products have declined. All of our business segments have been significantly affected, and we face heightened challenges in operation and management along the entire oil and gas industry chain. Please refer to “Item 3 — Key Information — Risk Factors — Risks Related to COVID-19”. The Company actively responded to the COVID-19 pandemic and set up a leading group for prevention and control of the COVID-19 pandemic. The leading group has timely arranged various measures to protect employees’ health and safety, promote production and operation in a safe, stable and orderly manner. The Company will strive to broaden sources of income, reduce expenditure, cut costs, enhance efficiency, optimize debt repayment structure, actively promote price maximization, and accelerate the development of domestic natural gas business, and endeavor to minimize any loss arising from the COVID-19 pandemic and sustainably develop our business in the long run. As of the date of this report, there is still significant uncertainty about the short-term and long-term adverse effects of the COVID-19 pandemic on the global and Chinese economy and financial markets, as such, we cannot accurately predict the short-term or long-term impact of the COVID-19 on us. We will closely monitor any developments and make timely adjustments to our business decisions accordingly.

Volatility of International Crude Oil Prices

Since the beginning of March 2020, the international crude oil price has fallen sharply due to a pessimistic outlook on the world economy affected by the COVID-19 pandemic and oversupply of crude oil in the global market. The decline in international crude oil prices is expected to greatly affect the Company’s upstream business profits and oil and gas import costs, and affect the Company’s downstream business profits through China’s pricing mechanism of refined oil, thereby adversely affecting the Company’s overall sales revenue and profits. We are actively responding to the risk of crude oil price volatility, and strive to maintain stable and healthy development of production and operation. See “Item 3 — Key Information — Risk Factors — Risks Related to Pricing and Exchange Rate”.

Short-Term Readjustment of Natural Gas Price

On February 22, 2020, the NDRC issued the Notice on Interim Reduction of Gas Cost for Non-resident Use to Support Resumption of Work and Production (the “Notice”), pursuant to which, acting on the PRC government’s guideline in respect of proper coordination of anti-COVID-19 efforts as well as economic and social development, the cost of non-resident use of gas will be lowered in the short term. Starting from the date thereof to June 30, 2020, off-season price policies shall be implemented in advance for the city gate prices of natural gas for non-resident use, greater price discounts shall be provided to industries, such as chemical fertilizer producers, which are deeply affected by the COVID-19, and the end-user prices of natural gas shall be timely reduced. The sales revenue and profits of natural gas sales of our Company will be affected to certain extent. However, we will endeavor to optimize our production and operations and push ahead the sustainable development of high quality business.

The Chinese Government Further Liberalizes Oil and Gas Market Access

On June 30, 2019, the NDRC and the MOFCOM issued Special Management Measures for Foreign Investment Access (Negative List) (2019 Edition), pursuant to which, starting from the date thereof, the restrictions on oil and gas exploration and development being limited to joint ventures and cooperation will be lifted. On December 22, 2019, the Central Committee of the Communist Party of China and the State Council issued Opinions on Creating a Better Development Environment to Support the Reform and Development of Private Enterprises (“Opinion”). This Opinion intends to further liberalize market access for private enterprises. It aims to liberalize competitive businesses and further introduce market competition mechanisms in the key industries and fields such as power, telecommunications, railways, oil and natural gas, to support private enterprises to enter the fields of oil and gas exploration and development, refining and sales, and to build infrastructure such as storage, transportation and pipeline transportation of crude oil, natural gas and refined oil, and to support qualified enterprises to participate in crude oil imports and refined oil exports. These policy changes will intensify competition in the oil and gas industry in the long run, and may adversely affect our business development and operating results.

Reform of the Oil and Gas Pipeline Network Operation Mechanism

On March 19, 2019, the PRC government passed the Opinions on Implementation of the Reform of the Operation Mechanism of Oil and Gas Pipeline Network (the “Opinion”). According to the Opinion, the PRC government will carry out reforms of the oil and gas pipeline operation mechanism. An oil and gas pipeline network operator will be established, which will have diversified investors with state-owned capital holding the majority stake. The Opinion states that the PRC government will form an oil and gas market system with multi-channel suppliers in the upstream, an integrated pipeline network with high efficiency in the middle-stream, and a fully competitive market in the downstream, to improve the efficiency of oil and gas resource allocation. On May 24, 2019, a number of Chinese government agencies jointly issued the Regulations on the Fair Opening of Oil and Gas Pipeline Network Facilities, pursuant to which, from May 24, 2019, oil and gas pipeline network operators shall provide non-discriminatory services of oil and gas transportation, storage, gasification, loading and unloading, transshipment to users who meet the accessing conditions; without proper reasons, they must not delay, refuse to sign service contracts with users who meet the accessing conditions, and must not make unreasonable requirements. On December 9, 2019, the PRC government established the National Pipeline Network Company. The National Pipeline Network Company is in discussions with the Company regarding a possible acquisition of certain pipeline assets from the Company. As at the date of this report, no definitive agreement has been reached. For this potential transaction, the Company will continue to adhere to the principles of fairness, equality and marketization in order to serve the interests of the shareholders of the Company as a whole. However, there is no assurance that the definitive agreement, if any, will not bring any adverse effect on the development of our natural gas and pipeline business and our operation results. Please refer to “Item 3 — Risk Factors — Risks Related to Government Regulation”.

Other than as disclosed above and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the periods covered in this annual report that are reasonably likely to have a material adverse effect on our net revenue, profit, liquidity or capital resources, or that would cause the disclosed financial information to be misleading.

Other Information

Inflation

Inflation or deflation did not have a significant impact on our results of operations for the year ended December 31, 2019.

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

Item 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors, Senior Management and Supervisors

As of the date of this report, our board of directors consists of 11 directors, five of whom are independent non-executive directors. Directors are elected at shareholder meetings for three-year term. The directors may be re-elected and re-appointed upon the expiration of his/her term of office. The functions and duties conferred on the board of directors include:

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

Six of the directors are affiliated with CNPC or its subsidiaries.

The PRC Company Law requires a joint stock company with limited liability to establish a supervisory committee. This requirement is reflected in our articles of association. The supervisory committee is responsible for monitoring our financial matters and overseeing the corporate actions of our board of directors and our senior management personnel. As of the date of this report, the supervisory committee consists of nine supervisors, five of whom were elected, and may be removed, by the shareholders in a general meeting, and four of whom are employees representatives who were elected by our staff, and may be removed, by our staff. The term of office of our supervisors is three years. The supervisors may be re-elected and re-appointed. A supervisor cannot concurrently hold the position of a director, president, senior vice president, vice president or chief financial officer in our company.

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

The following table sets forth certain information concerning our directors, supervisors and executive officers as of the date of this report:

Name(1)	Age	Position	Time of Election(2)
Dai Houliang	56	Chairman of the Board of Directors	March 2020
Li Fanrong	56	Vice Chairman and Non-executive Director	March 2020
Liu Yuezhen	58	Non-executive Director	May 2014
Lv Bo	57	Non-executive Director	March 2020
Jiao Fangzheng	57	Non-executive Director	June 2019
Duan Liangwei	52	Executive Director and President	June 2017
Lin Boqiang	62	Independent Non-executive Director	May 2014
Zhang Biyi	66	Independent Non-executive Director	October 2014
Elsie Leung Oi-sie	80	Independent Non-executive Director	June 2017
Tokuchi Tatsuhito	67	Independent Non-executive Director	June 2017
Simon Henry	58	Independent Non-executive Director	June 2017
Xu Wenrong	58	Chairman of the Supervisory Committee
Zhang Fengshan	58	Supervisor
Jiang Lifu	56	Supervisor
Lu Yaozhong	54	Supervisor
Wang Liang	57	Supervisor
Fu Suotang	57	Supervisor appointed by employees’ representatives
Li Jiamin	56	Supervisor appointed by employees’ representatives
Liu Xianhua	56	Supervisor appointed by employees’ representatives
Li Wendong	55	Supervisor appointed by employees’ representatives
Sun Longde	57	Vice President
Wu Enlai	59	Secretary to the Board of Directors
Li Luguang	57	Vice President
Tian Jinghui	57	Vice President
Chai Shouping	58	Chief Financial Officer
Ling Xiao	56	Vice President
Yang Jigang	56	Vice President

(1)	The following changes have taken place to our board of directors, supervisors and senior management since our last annual report:

On June 13, 2019, Mr. Zhang Wei was appointed as a non-executive director and the vice chairman of the Company, and the chairman of the investment and development committee of the Company; and Mr. Jiao Fangzheng was appointed as a non-executive director of the Company and a member of the health, safety and environment committee of the Company.

On December 3, 2019, Mr. Liu Hongbin ceased being a director of the Company and a member of the investment and development committee of the Company due to work adjustment.

On December 9, 2019, Mr. Zhang Wei resigned from the position as a non-executive director and the vice chairman of the Company, and ceased being the chairman of the investment and development committee of the Company due to work adjustment; and Mr. Hou Qijun resigned from the position as the executive director and president of the Company and the position as a member of the performance review and compensation committee, and ceased being as a member of the health, safety and environment committee of the Company.

On January 19, 2020, Mr. Wang Yilin stepped down from the position as the chairman of the Company, and ceased being the chairman of the nomination committee of the Company due to his age.

On March 9, 2020, Mr. Duan Liangwei was appointed as the president of the Company.

On March 25, 2020, Mr. Dai Houliang was elected as a director of the Company and the chairman of the nomination committee of the Company; Mr. Li Fanrong was elected as the vice chairman of the Company and the chairman of the investment and development committee of the Company; and Mr. Lv Bo was elected as a non-executive director of the Company and a member of the health, safety and environment committee of the Company.

On April 3, 2020, Mr. Wang Zhongcai stepped down from his position as a vice president of the Company due to his age.

(2)	For directors only.

Directors

Dai Houliang, age 56, is the chairman of our company, and concurrently the chairman, and the secretary of the CPC Leadership Group, of CNPC. Mr. Dai is a professor-level senior engineer with a doctorate degree, an academician of the Chinese Academy of Engineering and has extensive working experience in China’s petroleum and petrochemical industry. In December 1997, he was appointed as vice president of Yangzi Petrochemical Corporation, and as a director and vice president of Yangzi Petrochemical Co., Ltd. in April 1998. In July 2002, he was appointed as the vice chairman, president, and a member of the standing committee of the CPC Committee, of Yangzi Petrochemical Co., Ltd., and a director of Yangzi Petrochemical Corporation. From December 2003, he served as the chairman, president, and a member of the standing committee of the CPC Committee, of Yangzi Petrochemical Co., Ltd. and concurrently as the chairman of Yangzi Petrochemical Corporation, and from November 2004 concurrently as the chairman of BASF-YPC Company Limited. From September 2005, he served as the deputy chief financial officer of China Petroleum & Chemical Corporation (“Sinopec”), and from November 2005 as a vice president and deputy chief financial officer of Sinopec, and from May 2006 as a director, senior vice president and chief financial officer of Sinopec. In June 2008, he was appointed as a member of the CPC Committee of China Petrochemical Corporation (“Sinopec Group”). From May 2016, he served as the president, a director, and the deputy secretary of the CPC Leadership Group, of Sinopec Group, and from August 2016 concurrently as the vice chairman and president of Sinopec, and from May 2018 concurrently as the chairman and the president of Sinopec. In July 2018, he was appointed as the chairman, and the secretary of the CPC Committee, of Sinopec Group. Mr. Dai has served as the chairman, and the secretary of the CPC Committee, of CNPC since January 2020, and concurrently as the chairman of our company since March 2020.

Li Fanrong, age 56, is the vice chairman of our company, and concurrently a director, president, and deputy secretary of the CPC Leadership Group, of CNPC. He is a professor-level senior engineer with a master’s degree and has extensive working experience in China’s oil and gas industry. He was appointed as a vice president of CNOOC China Limited Shenzhen Branch Company in January 2002 and the general manager of the Development & Production Department of CNOOC Limited in November 2005. He was appointed as the president, and secretary of the CPC Committee, of CNOOC China Limited Shenzhen Branch in February 2007. From January 2009, he served as the assistant president, a member of Management Committee, of China National Offshore Oil Corporation (“CNOOC”) and the president in CNOOC Energy Technology & Services Limited, and from January 2010 concurrently as the chairman of CNOOC Infrastructure Management Co., Ltd. He served as a vice president, and member of the CPC Leadership Group, of CNOOC from April 2010, concurrently as the president of CNOOC Limited and the chairman of CNOOC Southeast Asia Limited from September 2010, concurrently as the chief executive officer and president of CNOOC Limited from November

2011, concurrently as the chairman of Nexen Energy ULC from February 2013, and concurrently as the chairman of CNOOC International Limited from May 2015. He worked as a deputy director, and a member of the CPC Leadership Group, of National Energy Administration from May 2016. Mr. Li has been a director, the president, and a deputy secretary of the CPC Leadership Group, of CNPC since February 2020, and concurrently the vice chairman of our company since March 2020.

Liu Yuezhen, age 58, is a director of our company, and concurrently the chief accountant, and a member of the CPC Leadership Group, of CNPC. Mr. Liu is a researcher-level senior accountant, holds a master’s degree and has extensive financial and accounting experience. He served as deputy general manager and chief accountant of AVIC Jianghan Aviation Life-saving Appliance Corporation since March 1996. In February 2000, he was promoted to general manager of Jianghan Aviation Life-saving Appliance Corporation and concurrently served as the director of the 610 Research Institute. Mr. Liu served as the chairman of the board of directors and general manager of AVIC Beijing Qingyun Aviation Instruments Co., Ltd. from May 2003 and as the chief accountant, and a member of the CPC Leadership Group, of CASIC (Group) Company from November 2006. He served as the chief accountant, and a member of the CPC Leadership Group, of CASIC (Group) Company from December 2007. Mr. Liu has been the chief accountant, and a member of the CPC Leadership Group, of CNPC since December 2013. Mr. Liu was appointed as a director of our company in May 2014.

Lv Bo, age 57, is a director of our company, and concurrently a vice president and, a member of the CPC Committee, of CNPC. Mr. Lv is a senior economist with a master’s degree and has extensive working experience in China’s oil and gas industry. In January 2002, Mr. Lv was appointed as director-general of Human Resources Department of CNOOC. He was appointed as the Assistant President of CNOOC in November 2006 and a member of the CPC Leadership Group of CNOOC in November 2007, and concurrently as the secretary of the CPC Committee of CNOOC as a unit directly under the CPC Central Committee in October 2008. From April 2010, he served as a vice president, and a member of the CPC Committee, of CNOOC, and from December 2012 concurrently as the chairman of CNOOC Energy Technology & Services Limited, from May 2015 concurrently as the president of CNOOC Party School, and from December 2016 concurrently as the chairman of Offshore Oil Engineering Co. Ltd. and China Oilfield Services Limited. Mr. Lv has been a vice president, and a member of the CPC Leadership Group, of CNPC since November 2019. He was appointed as a director of our company in March 2020.

Jiao Fangzheng, age 57, is a director of our company, and concurrently a vice president, and a member of the CPC Leadership Group, of CNPC. Mr. Jiao is a professor-level senior engineer, holds a doctorate degree, and has extensive working experience in China’s petroleum and petrochemical industry. Mr. Jiao served as the chief geologist in Zhongyuan Petroleum Exploration Administration of Sinopec Group from January 1999, as the deputy manager and chief geologist of Sinopec Zhongyuan Oilfield Company, a branch of Sinopec from February 2000, as the deputy director general, and a member of the CPC Committee, of Sinopec Petroleum Exploration & Development Research Institute from July 2000, the deputy director general of Exploration & Production Department from March 2001, as the director general, and deputy secretary of the CPC Committee, of Northwest Petroleum Administration of Sinopec Group and as the general manager of Sinopec Northwest Oilfield Company from June 2004. He served as a vice president of Sinopec from October 2006, concurrently as the director general of Sinopec Petroleum Exploration & Production Department from July 2010, as the deputy general manager, and a member of the CPC Leadership Group, of Sinopec Group from July 2014, concurrently as the chairman of Sinopec Oilfield Service Corporation from September 2014, and concurrently as a director and a senior vice president of Sinopec from May 2015. Mr. Jiao has been a vice president, and a member of the CPC Leadership Group, of CNPC since June 2018. In June 2019, Mr. Jiao was appointed as a non-executive director of our company.

Duan Liangwei, age 52, is a director and the president of our company, and concurrently a deputy general manager, the chief safety officer, and a member of the CPC Leadership Group, of CNPC. Mr. Duan is a professor-level senior engineer and holds a doctorate degree. He has extensive work experience in China’s petrochemical industry. From February 2006, Mr. Duan served as a deputy general manager, the chief safety officer, and a member of the CPC Committee, of Jilin Petrochemical Company. From March 2010, he served concurrently as the general manager of Jilin Fuel Ethanol Company Limited. From September 2011, he served as the general manager of Dagang Petrochemical Company. From July 2013, he served as the general manager, and the deputy secretary of the CPC Committee, of PetroChina Dalian Petrochemical Company, the manager of Dalian Petrochemical Corporation, and the director of Dalian Regional Companies Coordination Group. He was appointed as a deputy general manager of CNPC in March 2017. Mr. Duan has served concurrently as the chief safety director of CNPC since April 2017. Mr. Duan was appointed as a director of our company in June 2017 and the president of our company in March 2020.

Independent Non-executive Directors

Lin Boqiang, age 62, is an independent non-executive director of our company. Mr. Lin holds a doctorate degree in economics from the University of California. He was formerly a senior energy economist at the Asian Development Bank, and is currently working at Xiamen University in such capacity as a Distinguished Professor of the Changjiang Scholars Program at the School of Management, the director of Research Institute for China’s Energy Policy, the director of 2011 Collaborative Innovation Center for Energy Economics and Energy Policy, and a doctoral advisor. Mr. Lin is a member of the National Energy Consultation Committee under the National Energy Commission, a member of the Energy Price Consultation Committee under the National Development and Reform Commission, a guest economic analyst of Xinhua News Agency, a guest commentator of China National Radio, the vice-chairman of China Energy Society, and a member of the Board of Stewards of Future of Energy of the World Economic Forum based in Davos Switzerland. Mr. Lin was elected as an independent non-executive director of our company in May 2014.

Zhang Biyi, age 66, is an independent non-executive director of our company. Mr. Zhang is a senior accountant. He graduated from the department of finance and banking from Xiamen University in February 1982. He served as the head of the Enterprise Division, assistant to the director, and deputy director of the Finance Bureau at China Ship Industry Corporation. In July 1999, Mr. Zhang was appointed as a deputy general manager of China Shipbuilding Industry Corporation, and he served as deputy general manager and chief accountant of China Shipbuilding Industry Corporation from December 2004 to February 2014. From March 2008 to January 2010, he also served concurrently as the general manager of China Shipbuilding Industry Company Ltd. Mr. Zhang was elected as an independent non-executive director of our company in October 2014.

Elsie Leung Oi-sie, age 80, is an independent non-executive director of our company. She is a consultant of Iu, Lai & Li Solicitors & Notaries, and an independent non-executive director of China Life Insurance Company Limited, United Company RUSAL, Plc. and China Resources Power Holdings Co., Ltd. Ms. Leung obtained her LLM degree from the University of Hong Kong, and is an academician of College of International Marriage Law. She holds the practicing qualifications for attorney of Hong Kong and Britain. Ms. Leung was the first Secretary for Justice of the Hong Kong Special Administrative Region, a member of Executive Council of HKSAR and the Deputy Director of Hong Kong Basic Law Committee of the Standing Committee of the National People’s Congress of the PRC. Ms. Leung was appointed as the Justice of the Peace, the Notary Public, and the China-Appointed Attesting Officer, and was awarded a Grand Bauhinia Medal. Ms. Leung was appointed as an independent non-executive director of our company in June 2017.

Tokuchi Tatsuhito, age 67, is an independent non-executive director of our company. He is also the executive director & research fellow of the Center for Industrial Development and Environment Governance (CIDEG), Tsinghua University, the senior fellow of Rebuild Japan Initiative Foundation, and the member & experts adviser to the Foreign Advisory Committee of State Administration of Foreign Experts Affairs of the PRC. Mr. Tokuchi graduated from the Department of Chinese Language and Literature, Peking University, and received his master’s degree in East Asian Economy from the Center for East Asian Studies of Stanford University. He previously held such positions as the general manager of Investment Banking Division of Daiwa Securities SMBC Co., Ltd., the president of Daiwa Securities Singapore Limited, the Executive Vice President of Daiwa Securities (Hong Kong) Inc.in charge of investment banking business, a vice president of Daiwa

Securities (America) Inc., the vice chairman of Singapore Investment Banking Association, and a deputy general manager, managing director, general manager, and Investment Banking Committee chairman of CITIC Securities Co., Ltd. In 2009, Mr. Tokuchi was awarded the China Friendship Award, China’s highest award for foreigners. Mr. Tokuchi was appointed as an independent non-executive director of our company in June 2017.

Simon Henry, age 58, is an independent non-executive director of the Company and also a fellow of the UK Chartered Institute of Management Accountants, has experience in areas of finance management, strategic planning, marketing and investor relations. Mr. Simon Henry obtained a first class Bachelor’s degree in mathematics from Cambridge University in 1982 and was awarded a Master’s degree in 1986 from Cambridge. He joined Royal Dutch Shell in 1982. He worked for 8 years until March 2017 as the chief financial officer and executive director of the board of Royal Dutch Shell. He now serves as a non-executive director and chairman of the audit committee of the board of Lloyds Banking Group and a non-executive director and chairman of the audit committee of the board of Rio Tinto plc. He also serves as a member of the Defense Board for the UK Government, and chairs the Defense Audit and Risk Assurance Committee. Mr. Simon Henry was appointed as an independent non-executive director of our company in June 2017.

Supervisors

Xu Wenrong, age 58, is the chairman of the supervisory committee of our company, and concurrently a deputy secretary of the CPC Leadership Group and deputy general manager of CNPC. Mr. Xu is a professor-level senior engineer and holds a doctorate degree. Mr. Xu has extensive work experience in China’s oil and gas industry. Mr. Xu served as a deputy director of Bureau of Geophysical Prospecting of CNPC from November 1997, the director and deputy secretary of the CPC Committee of the Bureau of Geophysical Prospecting of CNPC from December 1999, and the vice chairman of the board of directors, general manager and deputy secretary of the CPC Committee of BGP Inc. from December 2002. He was appointed as an assistant president of CNPC in January 2004, and from September 2005 Mr. Xu concurrently served as the director general of the Development and Research Department of CNPC, and the chairman of CNPC Services & Engineering Ltd from June 2006. He served as a member of the CPC Leadership Group and chief of the Discipline Inspection Group of China Shipping (Group) Company from May 2011. He was appointed as a director of China Shipping (Group) Company in October 2011. He served concurrently as the principal of China Shipping Party School from December 2011, and the chairman of the Labor Union of China Shipping (Group) Company from January 2012. He served concurrently as the president of China Shipping Management Cadre College from May 2013. He was appointed as a deputy general manager, a member of the CPC Leadership Group and chief of Discipline Inspection Group of China Shipping (Group) Company in February 2014. He served as a deputy general manager and member of the CPC Leadership Group of CNPC from January 2016. He was appointed as a deputy secretary of the CPC Leadership Group and deputy general manager of CNPC in November 2016. He was appointed as a director of our company in May 2016. Mr. Xu was appointed as a member and the chairman of the supervisory committee of our company in June 2017.

Zhang Fengshan, age 58, is a supervisor and the chief safety officer of our company and the general manager of our Quality, Security and Environmental Protection Department. He is concurrently the deputy chief safety officer of CNPC, the general manager of Quality, Security and Environmental Protection Department of CNPC and the director of the Security, Environmental Protection Supervision Center of CNPC. Mr. Zhang is a professor-level senior engineer, holds a master’s degree and has extensive experience in China’s oil and gas industry. He was appointed as a deputy director and a standing member of the CPC Committee of Liaohe Oil Exploration Bureau in July 2000, the safety director of Liaohe Oil Exploration Bureau in May 2002, the director and deputy secretary of the CPC Committee of Liaohe Petroleum Exploration Bureau in August 2004 and in February 2008, the general manager and deputy secretary of the CPC Committee of Great Wall Drilling and Exploration Company Ltd., where he also served as an executive director from July 2008. Mr. Zhang has been the general manager of the Security, Environment, and Energy Conservation Department of our company and of CNPC since June 2012. In July 2014, Mr. Zhang was appointed as the chief safety officer of our company and the deputy chief safety officer of CNPC. In December 2015, Mr. Zhang was appointed as the director of the

Security, Environmental Protection Supervision Center of CNPC. In December 2016, Mr. Zhang was appointed as the general manager of our Quality, Security and Environmental Protection Department and the general manager of the Quality, Security and Environmental Protection Department of CNPC. Mr. Zhang was appointed as a supervisor of our company in May 2014.

Jiang Lifu, age 56, is a supervisor of our company, the general manager of our Reform and Enterprise Management Department and concurrently the general manager of the Reform and Enterprise Management Department of CNPC. Mr. Jiang is a professor-level senior economist, holds a doctorate degree and has extensive work experience in China’s oil and gas industry. He was appointed as a deputy general manager of our Capital Operation Department in August 2003, a deputy director of CNPC’s Planning Department in May 2005, a deputy general manager of our Planning Department in June 2007 and a deputy director of CNPC’s Planning Department. Since April 2014, Mr. Jiang has been the general manager of the Enterprise Management Department of our company and the general manager of the Enterprise Management Department of CNPC. In April 2015, Mr. Jiang was appointed as the general manager of our Reform and Enterprise Management Department and the general manager of the Reform and Enterprise Management Department of CNPC. Mr. Jiang was elected as a supervisor of our company in October 2014.

Lu Yaozhong, age 54, is a supervisor of our company, the general manager of our Capital Operation Department, and concurrently the general manager of the Capital Operation Department of CNPC. Mr. Lu is a professor-level senior accountant and holds a master’s degree. He has extensive work experience in China’s oil and gas industry. He served as the chief accountant and a member of the CPC Committee of PetroChina Kazakhstan Company from December 2009 and the chief accountant of Overseas Exploration and Development Branch Company of China National Oil and Gas Exploration and Development Corporation from August 2013. Mr. Lu has served as the general manager of the Capital Operation Department of our company and concurrently the general manager of the Capital Operation Department of CNPC since April 2017. Mr. Lu was appointed as a supervisor of our company in June 2017.

Wang Liang, age 57, is a supervisor of our company, the general manager of our Audit Department, and concurrently the general manager of the Audit Department, and the director and deputy secretary of the CPC Committee of the Audit Service Center of CNPC. Mr. Wang is a professor-level senior accountant and holds a bachelor’s degree. He has extensive work experience in China’s oil and gas industry. He served as a director, chief accountant and member of the CPC Committee of CNPC Offshore Engineering Company Limited from January 2005, a member of the CPC Leadership Group and deputy director of Liaoning Provincial Finance Department from April 2006, the chairman of the board of directors Generali China Insurance Co., Ltd. from April 2007, the chief accountant and a member of the CPC Committee of CNPC Chuanqing Drilling Engineering Company Limited from February 2008, the general manager and deputy secretary of the CPC Committee of CNPC Assets Management Co., Ltd. from October 2009, the chairman of the board of directors, general manager, and deputy secretary of the CPC Committee of Kunlun Trust Co., Ltd. from March 2014, the chairman of the board of directors, secretary of the CPC Committee, secretary of the discipline inspection commission, and chairman of the Labor Union of CNPC Assets Management Co., Ltd. from July 2014, and the secretary of the CPC Committee, secretary of the Discipline Inspection Commission, chairman of the Labor Union and deputy general manager of China Petroleum Finance Co., Ltd. from July 2016. In May 2017, he was appointed as the general manager of our Audit Department, and concurrently the general manager of the Audit Department of CNPC, the director and secretary of the CPC Committee of the Audit Service Center of CNPC. In November 2017, he was appointed as the general manager of our Audit Department, the general manager of the Audit Department of CNPC, the director and deputy secretary of the CPC Committee of the Audit Service Center of CNPC. Mr. Wang was appointed as a supervisor of our company in October 2017.

Fu Suotang, age 57, is an employee representative supervisor of our company. He is also the general manager and the secretary of the CPC Committee of PetroChina Changqing Oilfield Company, and the director and general manager of Changqing Petroleum Exploration Bureau. Mr. Fu is a professor-level senior engineer and holds a doctorate degree. He has extensive work experience in China’s oil and gas industry. He served as the chief geologist and member of the CPC Committee of PetroChina Qinghai Oilfield Company from April 2007. He served as the general manager and deputy secretary of the CPC Committee of PetroChina Qinghai Oilfield Company and concurrently the director of Qinghai Petroleum Management Bureau from April 2014. In April 2017, he was appointed as the general manager and deputy secretary of the CPC Committee of PetroChina Changqing Oilfield Company and concurrently the director of Changqing Petroleum Exploration Bureau. In April 2018, he was appointed the general manager and the secretary of the CPC Committee of PetroChina Changqing Oilfield Company, and concurrently the executive director and general manager of Changqing Oilfield Exploration Bureau. Mr. Fu was appointed as an employee representative supervisor of our company in June 2017.

Li Jiamin, age 56, is an employee representative supervisor of our company. He is also the general manager and the secretary of the CPC Committee of PetroChina Lanzhou Petrochemical Company, and the executive director and general manager of Lanzhou Petroleum & Chemical Company. Mr. Li is a professor-level senior engineer and holds a master’s degree. He has extensive work experience in China’s oil and petrochemical industry. He was appointed as a deputy general manager, chief security officer and member of the CPC Committee of Lanzhou Petroleum & Chemical Company in August 2004. He was appointed as the general manager and deputy secretary of the CPC Committee of PetroChina Lanzhou Petrochemical Company and the general manager Lanzhou Petroleum & Chemical Company in March 2012. In November 2017, he was appointed the general manager and the secretary of the CPC Committee of PetroChina Lanzhou Petrochemical Company, and the executive director and general manager of Lanzhou Petroleum & Chemical Company. Mr. Li was appointed as an employee representative supervisor of our company in May 2014.

Liu Xianhua, age 56, is an employee representative supervisor of our company. He is also the general manager and deputy secretary of the CPC Committee of PetroChina Liaoning Marketing Company and the executive director and general manager of CNPC Liaoning Petroleum Marketing Company. Mr. Liu is a professor-level senior economist and holds a master’s degree. He has extensive work experience in China’s oil and petrochemical industry. In May 2005, he was appointed as the general manager and deputy secretary of the CPC Committee of PetroChina Shandong Marketing Company. In March 2012, he was appointed as the general manager and deputy secretary of the CPC Committee of PetroChina Northeast Marketing Company. In December 2015, he was appointed as the general manager and deputy secretary of the CPC Committee of PetroChina Liaoning Marketing Company, and the general manager of CNPC Liaoning Petroleum Corporation. In November 2017, he was appointed the general manager and deputy secretary of the CPC Committee of PetroChina Liaoning Marketing Company and the executive director and general manager of CNPC Liaoning Petroleum Marketing Company. Mr. Liu was appointed as an employee representative supervisor of our company in May 2016.

Li Wendong, age 55, is an employee representative supervisor of our company. He is also the chairman, general manager and the secretary of the CPC Committee of Beijing Natural Gas Pipelines Company. Mr. Li is a professor-level senior engineer and holds a master’s degree. He has extensive work experience in China’s oil and gas industry. In January 2006, he was appointed as a deputy director and a member of the CPC Committee of China Petroleum Pipeline Bureau. In August 2011, he was appointed as the secretary of the CPC Committee, the secretary of the Discipline Inspection Commission, the chairman of the Labor Union and deputy general manager of PetroChina West Pipelines Company. In November 2013, he was appointed as the general manager, the secretary of the CPC Committee, the secretary of the Discipline Inspection Commission and the chairman of the Labor Union of PetroChina West Pipeline Company, and the general manager of PetroChina West-East Natural Gas Sales Company. Since March 2016, he has served as the general manager and secretary of the CPC Committee of PetroChina West-East Natural Gas Transmission Pipelines Company, and the general manager of PetroChina West-East Natural Gas Sales Company. In April 2018, he was appointed as the general manager and the secretary of the CPC Committee of Beijing Natural Gas Pipelines Company. In October 2018, he was appointed as the chairman, general manager and the secretary of the CPC Committee of Beijing Natural Gas Pipelines Company. Mr. Li was appointed as an employee representative supervisor of our company in May 2016.

Other Senior Management

Sun Longde, age 57, is a vice president of our company. He is also an executive director and the secretary of the CPC Committee of Daqing Oilfield Company Ltd., an executive director and the general manager of Daqing Petroleum Administration Bureau Co., Ltd. Mr. Sun is a professor-level senior engineer and holds a doctorate degree. He has extensive work experience in China’s oil and geological industry. He was appointed as the manager of Exploration & Development Company of the Shengli Petroleum Administration Bureau in September 1997, the chief geologist and a member of the CPC Committee of Tarim Petroleum Exploration & Development Headquarters in November 1997, a deputy general manager and a member of the CPC Committee of PetroChina Tarim Oilfield Company in September 1999, and the general manager and secretary of the CPC Committee of PetroChina Tarim Oilfield Company in July 2002. He was elected as an academician to the Chinese Academy of Engineering in December 2011. In April 2014, Mr. Sun was appointed as the director of the consultancy center of CNPC. In July 2015, Mr. Sun was appointed as the general manager of our Science and Technology Management Company and the general manager of the Science and Technology Department of CNPC. He was appointed as an executive director and the general manager of Daqing Oilfield Company Ltd., the director of Daqing Petroleum Administration Bureau, and a deputy secretary of the CPC Committee of Daqing Oilfield in March 2016. In October 2018, he was appointed as an executive director and the secretary of the CPC Committee of Daqing Oilfield Company Ltd., an executive director and the general manager of Daqing Petroleum Administration Bureau Co., Ltd. Mr. Sun was appointed as a vice president of our company in June 2007.

Li Luguang, age 57, is a vice president of our company, and the general manager and vice Party secretariat of our Exploration and Production Branch. Mr. Li is a professor-level senior engineer and holds a doctor degree. He has extensive working experience in China’s oil and gas industry. He served as the deputy general manager and Party member of Southwest Oil and Gas Field Branch from September 1999, the general manager and vice Party secretariat of Southwest Oil and Gas Field Branch from September 2003, the general manager and Party secretariat of Southwest Oil and Gas Field Branch from November 2005, assistant to the general manager of CNPC from April 2014, concurrently as the general manager and vice secretariat of the CPC Committee of Tarim Oilfield Branch from October 2016, and the general manager and secretariat of the CPC Committee of Tarim Oilfield Branch from April 2017, the general manager and vice Party secretariat of Exploration and Production Branch from April 2018. Mr. Li was appointed as a vice president of our company in June 2018.

Tian Jinghui, age 57, is a vice president of our company, and an executive director and secretary of the CPC Committee of PetroChina International Company Ltd., and the chairman of China National United Oil Corporation. Mr. Tian is a professor-level senior economist and holds a master’s degree. He has extensive experience in China’s oil and gas industry. In May 1998, he was appointed as the chief of the Preparatory Group of PetroChina Northwest Marketing Company. He was appointed as a deputy general manager and member of the CPC Committee of our Refining & Marketing Company from December 1999, a deputy general manager, chief safety officer and member of the CPC Committee of PetroChina Marketing Company from November 2007. In June 2009, he was appointed as the secretary of the CPC Committee and deputy general manager of PetroChina Marketing Company. In August 2013, he was appointed as the general manager and secretary of the CPC Committee of PetroChina Marketing Company. In April 2017, Mr. Tian was appointed as the general manager and deputy secretary of the CPC Committee of PetroChina Marketing Company, an executive director of the board of directors and secretary of the CPC Committee of PetroChina International Company Ltd., and the chairman of China National United Oil Corporation. Mr. Tian was appointed as a vice president of our company in November 2015.

Chai Shouping, age 58, is the chief financial officer of our company. Mr. Chai is a professor-level senior accountant and holds a master’s degree. He has extensive work experience in financial operations and management in China’s oil and petrochemical industry. In April 2002, he was appointed as a deputy general manager of the Finance Department of our company. In September 2012, he was appointed as the chief accountant, and a member of the CPC Committee, of China National Oil and Gas Exploration and Development

Corporation (overseas exploration and development branch), the deputy general manager and the chief financial officer of CNPC Exploration and Development Company Limited and the chief financial officer of PetroChina International Investment Company Limited. In March 2013, he was appointed as the general manager of the Finance Department of our company. Mr. Chai was appointed as the chief financial officer of our company in January 2017.

Ling Xiao, age 56, is a vice president of our company, the general manager, and secretary of the CPC Committee, of our Natural Gas Sales Company (PetroChina Natural Gas Pipelines Company), the chairman of the board of directors, and the secretary of the CPC Committee, of PetroChina Pipelines Co., Ltd., and the chairman of Kunlun Energy Co., Ltd. Mr. Ling is a professor-level senior engineer and holds a doctorate degree. He has extensive experience in China’s oil industry. He was appointed as a deputy director, and member of the CPC Committee, of Xinjiang Petroleum Administration Bureau in June 2001, the chairman of the board of directors and general manager of West Pipeline Co., Ltd. in August 2004, the secretary of the CPC Committee of West Pipeline Co., Ltd. in January 2015, the general manager, and deputy secretary of the CPC Committee, of PetroChina West Pipeline Company in March 2009, the general manager, and secretary of the CPC Committee, of West-East Gas Transmission Pipeline Company and concurrently the general manager of West-East Gas Transmission Sales Company in November 2013, the secretary of the CPC Committee and deputy general manager of PetroChina Natural Gas and Pipelines Company and concurrently the deputy general manager of our Natural Gas Sales Company in March 2016, the secretary of the CPC Committee and deputy general manager of our Natural Gas Sales Company (PetroChina Natural Gas and Pipelines Company) and general manager, and secretary of the CPC Committee, of PetroChina Pipelines Co., Ltd. in September 2016. Mr. Ling was appointed as the general manager, and deputy secretary of the CPC Committee, of our Natural Gas Sales Company (PetroChina Natural Gas and Pipelines Company), and the chairman of the board of directors, and secretary of the CPC Committee, of PetroChina Pipelines Co., Ltd. in November 2017, the secretary of the CPC Committee of the Natural Gas Sales Company in October 2018. Mr. Ling was appointed as a vice president of our company in December 2017.

Yang Jigang, age 56, is a vice president of our company, and the general manager, and the secretary of the CPC Committee, of our Refinery and Chemical Engineering Company. Mr. Yang is a professor-level senior engineer and holds a master’s degree. He has extensive experience in China’s petroleum and petrochemical industry. He was appointed as the deputy manager of Lanzhou Chemical Industry Corporation in August 1997, the chief engineer of the Oil Refinery and Chemical Engineering Department of CNPC in November 1998, a member of the preparatory group for the establishment of our Refining and Chemicals Marketing Company in September 1999, the chief engineer, and member of the CPC Committee, of our Refinery and Marketing Branch Company in December 1999, a deputy general manager, chief engineer, and member of the CPC Committee, of our Chemical Engineering and Marketing Company in August 2000, the general manager, and deputy secretary of the CPC Committee, of PetroChina Daqing Petrochemical Company in May 2005, the secretary of the CPC Committee and deputy general manager of our Refinery and Chemical Engineering Company in December 2009, and the general manager, and secretary of the CPC Committee, of our Refinery and Chemical Engineering Company in November 2017. Mr. Yang was appointed as a vice president of our company in December 2017.

Secretary to the Board of Directors

Wu Enlai, age 59, is the secretary to the board of directors of our company. He is a professor-level senior engineer and holds a master’s degree. Mr. Wu has extensive work experience in China’s oil and petrochemical industry. Mr. Wu was appointed as a deputy director general of Tarim Petrochemical Engineering Construction Headquarters in August 1997, a deputy director general of the Capital Operation Department of CNPC in August 2002 and a deputy general manager of China National Oil and Gas Exploration and Development Corporation in January 2004. He was appointed as the chief of the Preparatory Work Group for PetroChina Guangxi Petrochemical Company in May 2005, and the general manager, secretary of the CPC Committee, secretary of the Discipline Inspection Commission and chairman of the Labor Union of PetroChina Guangxi Petrochemical Company in October 2005, and the head of the Enterprise Coordination Group of our company in Guangxi in

September 2012. He was appointed as an executive director and the general manager of CNPC Hong Kong (Holding) Ltd. and a director and the chairman of Kunlun Energy Company Ltd. in December 2013. Since 2014, Mr. Wu has served as the vice director of the Council of China Association of Listed Companies. He was named a senior member of Hong Kong Institute of Chartered Secretaries in January 2018. Mr. Wu was appointed as the secretary to our board of directors in November 2013.

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

The aggregate amount of salaries and other compensation, insurance and other benefits in kind paid by us to our directors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2019 was RMB829 thousand which does not include the fees totaling RMB1,782 thousand paid to our independent directors. The aggregate amount of salaries or other compensation, insurance and other benefits in kind paid by us to our supervisors, who hold senior management position or are otherwise employed by us during the year ended December 31, 2019 was RMB3,687 thousand. The aggregate amount of salaries or other compensation, insurance and other benefits in kind paid by us to other senior management during the year ended December 31, 2019 was RMB6,744 thousand.

In 2019, we paid RMB1,796 thousand as our contribution to the pension plans for our directors and supervisors, who hold senior management positions or are otherwise employed by us and other senior management of our company.

Save as disclosed, no other payments have been paid or are payable, with respect to the year ended December 31, 2019, by us or any of our subsidiaries to our directors. In addition, we have no service contracts with our directors that provide for benefits to our directors upon the termination of their employment with us.

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

Nominating Committee

Our nominating committee is composed of Mr. Dai Houliang, as chairman of the committee, and Mr. Lin Boqiang and Mr. Zhang Biyi, as members. The nominating committee’s major responsibilities include:

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

Investment and Development Committee

Our investment and development committee is composed of Mr. Li Fanrong, as chairman of the committee, and Mr. Duan Liangwei and Mr. Simon Henry, as members. The investment and development committee’s major responsibilities include:

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

Evaluation and Remuneration Committee

Our evaluation and remuneration committee is composed of Ms. Elsie Leung Oi-sie, as chairman of the committee, and Mr. Liu Yuezhen and Mr. Tokuchi Tatsuhito, as members. The evaluation and remuneration committee’s major responsibilities include:

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

Health, Safety and Environment Committee

Our health, safety and environment committee is composed of Mr. Duan Liangwei, as chairman of the committee, and Mr. Lv Libo and Mr. Jiao Fangzheng, as members. The health, safety and environment committee’s major responsibilities include:

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

Employees

As of December 31, 2017, 2018 and 2019, we had 494,297, 476,223 and 460,724 employees (not including the temporary employees), respectively. During 2019, we employed 274,174 temporary employees on an average. As of December 31, 2019, we had 272,006 temporary employees. The table below sets forth the number of our employees by business segment as of December 31, 2019.

	Employees	% of Total
Exploration and production	260,220	56.48
Refining and chemicals	133,735	29.03
Marketing	45,984	9.98
Natural gas and pipeline	15,273	3.31
Headquarters and others(1)	5,512	1.20
Total	460,724	100.00

(1)

Including the numbers of employees of the management of our headquarters, specialized companies, PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, Petrochemical Research Institute and other units.

Our employees participate in various basic social insurance plans organized by municipal and provincial governments whereby we are required to make monthly contributions to these plans at certain rates of the employees’ salary as stipulated by relevant local regulations. Expenses incurred by us in connection with the retirement benefit plans were approximately RMB16,054 million, RMB19,432 million and RMB20,196 million, respectively, for the years ended December 31, 2017, 2018 and 2019, respectively.

In 2019, we did not experience any strikes, work stoppages, labor disputes or actions that affected the operation of any of our businesses. Our company maintains good relationship with our employees.

Share Ownership

As of December 31, 2019 our directors, senior officers and supervisors did not have share ownership in us or any of our affiliates.

Item 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We were established on November 5, 1999 with CNPC as its sole promoter. As of March 31, 2020, CNPC beneficially owned 147,173,857,136 shares, which include 291,518,000 H Shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC, representing approximately 80.41% of the share capital of us, and, accordingly, CNPC is our controlling shareholder.

The following table sets forth the major shareholders of our A shares as of March 31, 2020:

Name of Shareholders	Class of Shares	Number of Shares Held	Percentage of Such Share in That Class of the Issued Shares Capital (%)	Percentage of the Total Share Capital (%)
CNPC	A shares	146,882,339,136	90.71	80.25

The following table sets forth the major shareholders of our H Shares as of March 31, 2020:

Name of Shareholders	Number of Shares Held	Percentage of Such Share in That Class of the Issued Shares Capital (%)	Percentage of the Total Share Capital (%)
CNPC	291,518,000 (long position )(1)	1.38	0.16
BlackRock, Inc.(2)	1,667,364,950 (long position)	7.90	0.91
	4,092,000 (short position)	0.02	0.002
Citigroup Inc.(3)	1,157,880,903 (long position)	5.48	0.63
	99,469,917(short position)	0.47	0.05
	1,016,840,761(lending pool)	4.81	0.56
JPMorgan Chase & Co.(4)	1,125,790,043 (long position)	5.34	0.62
	256,618,527 (short position)	1.22	0.14
	280,070,610 (lending pool)	1.33	0.15

(1)	Held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
(2)

Blackrock, Inc., through various subsidiaries, had an interest in the H Shares of the Company, of which 1,667,364,950 H Shares (long position) and 4,092,000 H Shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder.

(3)

Citigroup Inc., through various subsidiaries, had an interest in the H Shares of the Company, of which 3,448,800 H Shares (long position) were held in its capacity as holder of the guaranteed interest of shares, 137,591,342 H Shares (long position) and 99,469,917 H Shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder, and 1,016,840,761 H Shares (long position) were held in its capacity as approved lending agent.

(4)

JPMorgan Chase & Co., through various subsidiaries, had an interest in the H Shares of the Company, of which 717,482,450 H Shares (long position) and 256,618,527 H Shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder, 104,998,017 H Shares (long position) were held in its capacity as investment manager, 23,238,966 (long position) were held in its capacity as holder of the guaranteed interest of shares,280,070,610 H Shares (long position) were held in its capacity as approved lending agent.

Related Party Transactions

CNPC is a controlling shareholder of our company. We enter into extensive transactions with CNPC and other members of the CNPC group, all of which constitute related party transactions for us. We also continued to carry out existing continuing transactions with other related parties in the year ended December 31, 2019.

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

Loan and guarantee

As of December 31, 2019, we had unsecured short-term and long-term loans from CNPC and its affiliates in an aggregate amount of RMB237,631 million and with an average annual interest rate of 4.07%. The proceeds from the loans were basically used for our working capital. As of December 31, 2019, the total outstanding amount of our debts secured by CNPC and its subsidiaries was RMB22,313 million.

In 2019, we did not provide any guarantee to or for the benefit of CNPC and its subsidiaries. As of December 31, 2019, the total outstanding guarantee we provided to or for the benefit of our subsidiaries, associates and affiliates other than CNPC and its subsidiaries was RMB196,661 million.

One-off Related Party Transactions

On June 13, 2019, our board of directors passed a resolution on increase in capital contribution to CNPC Finance Co., Ltd. (“CPF”) by CNPC, CNPC Capital Co., Ltd. (“CNPC Capital”) and us. CNPC, CNPC Capital and we currently hold 40%, 28% and 32% equity interests in CPF, respectively. After completion of this transaction, the registered capital of CPF will be increased from RMB8,331,250,000 to RMB20,000,000,000, including (i) RMB8,064,023,100 to be converted out of the capital reserves of CPF into its registered capital, (ii) an incremental capital of RMB14,000,000,000 in cash to be contributed by the shareholders proportionate to their existing shareholding ratios, which will include RMB3,604,726,900 to be recognized as registered capital and the rest to be recognized as capital reserves. After completion of the transaction, the shareholding ratios will remain unchanged. According to the arrangement, we will be required to contribute RMB4,480,000,000 in cash, which will be funded by our retained earnings. This transaction is subject to the approval of the relevant governmental agency.

We expect that this transaction will improve the return over our investment in CPF and it will provide us with a better position to access efficient funds and financial management services provided by CPF. We expect that this transaction will not affect the continuity of our business and the stability of our management.

In addition, during the reporting period, we had a number of other continuing related party transactions with certain companies such as CNPC Exploration and Development Company Limited. For a detailed discussion of our relationships and transactions with these parties, please refer to Note 37 to our consolidated financial statements included in this annual report, “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” in our annual report on Form 20-F filed with the SEC on May 27, 2008, and the 6-K filed with the SEC on August 28, 2014, August 24, 2017 and September 8, 2017, respectively.

The above-mentioned related-party transactions were within the upper limit of the amount of related party transactions as approved at the shareholders’ general meeting.

Interests of Experts and Counsel

Not applicable.

Item 8 — FINANCIAL INFORMATION

Financial Statements

See pages F-1 to F-79 following Item 19.

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

In 2019, a dividend of RMB0.07765 per share (inclusive of applicable taxes) for the six months ended June 30, 2019 was paid to our A shareholders and H shareholders (including ADS holders). The board of directors recommended a final dividend of RMB0.04243 per share (which is 45% of the net profit attributable to owners of the Company for the second half of 2019) and an additional special final dividend of RMB0.02358 per share, totaling RMB0.06601 (inclusive of applicable taxes). The final dividend for the year ended December 31, 2019 is subject to the approval by the annual general meeting to be held on June 11, 2020, and shall be paid to our shareholders listed on our shareholder register as of the close of business on June 29, 2020. The register of members of H Shares will be closed from June 24, 2020 to June 29, 2020 (both days inclusive) during which period no transfer of H Shares will be registered. The final dividends for A shares and H Shares (including ADSs) for 2019 will be paid on or about June 30, 2020 and July 31, 2020, respectively.

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

As of December 31, 2019, there were 21,098,900,000 H Shares and 161,922,077,818 A Shares issued and outstanding. As of December 31, 2019, there were 156 registered holders of American depositary receipts evidencing 7,099,291 ADSs. The depositary of the ADSs is the Bank of New York Mellon.

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

Objectives and Purposes

We are a joint stock limited company established in accordance with the PRC Company Law and certain other laws and regulations of the PRC. We are registered with the PRC State Administration for Industry and Commerce with a business license number being 1000001003252. Article 10 of our articles of association provides that our objectives are to comply with the rules of the market, to continuously explore business models which are suitable for the development of the Company, to fully utilize every resource of the Company, to place emphasis on personnel training and technological development, to provide the society with competitive products, and to use its best endeavors to maximize its profits. Article 11 of our articles of association provides that our scope of businesses includes, among other things, exploration and production of oil and natural gas; storage and sale of crude oil and refined oil; production, sale and storage of refined oil, petrochemical and chemical products; import and export; construction and operation of oil and natural gas pipelines; technical development, consultation and service for oil exploration and production, petrochemistry and related engineering; sale of materials, equipment and machines necessary for production and construction of oil and gas, petrochemicals and pipelines construction; the sale and warehousing of lubricating oil, fuel oil, bitumen, chemical fertilizers, auto parts, commodities and agricultural materials, etc.

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

Shareholders’ Rights

A shareholder of the Company is a person who lawfully holds shares of the Company and whose name (title) is entered in the register of shareholders. Shareholders who hold shares of the same class shall enjoy the same rights. Article 49 set forth the rights of shareholders of ordinary shares such as the right to (i) receive dividends and other distributions in proportion to the number of shares held; (ii) propose, convene, preside over, attend or appoint a proxy to attend shareholders’ general meetings and to vote thereat in accordance with laws; (iii) supervise management over business operations and present proposals or to raise queries; (iv) transfer, donate or pledge shares; (v) obtain financial information and other company information; (vi) participate in the distribution of residual assets of the Company in proportion to the number of shares held, in the event of the termination or liquidation of the Company, etc.

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

The general meeting may authorize the board of directors to carry out matters on their behalf, with clear and specific authorization. For authorization of a matter that requiring an ordinary resolution, an ordinary resolution of the shareholders’ general meeting shall be passed by affirmative votes representing at least 50% of the voting rights represented by the shareholders (including shareholders’ proxies) present at the meeting. For authorization of a matter that requiring a special resolution, a special resolution of the shareholders’ general meeting shall be passed by affirmative votes representing at least two-thirds of the voting rights represented by the shareholders (including shareholders’ proxies) present at the meeting.

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

Material Contracts

In the two years proceeding the date of this report, we have not entered into any material contracts other than in the ordinary course of business and other than those described under “Item 4 — Information on the Company”, “Item 7 — Major Shareholders and Related Party Transactions” or elsewhere in this Form annual report.

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

PRC Taxation

Dividends and Individual Investors

Pursuant to the Individual Income Tax Law of the PRC, all foreign individuals are subject to a 20% withholding tax on dividends paid by a PRC company on its shares listed overseas, or Overseas Shares, unless specifically exempt by the financial authority of the State Council of the PRC. However, pursuant to the Notice on the Collection of Individual Income Tax after the Abolishment of Guoshuifa [1993] No. 045, or Circular 348, issued by the State General Administration of Taxation of the PRC on June 28, 2011, foreign individual shareholders holding H Shares, or individual H shareholders, in a PRC company listed in Hong Kong may be subject to different levels of withholding taxes on dividends based on the tax treaties of their home countries with China. Individual H shareholders, who are residents of Hong Kong or Macau or who enjoy a 10% tax rate on dividends based on the tax treaties of their home countries with China, are subject to a withholding tax rate of 10% with respect to the H-share dividends they receive. For those individual H shareholders whose home countries have tax treaties with China prescribing a tax rate on dividends lower than 10%, the PRC company, whose shares are held by such individual H shareholders, needs to make tax filings on behalf of the individual H shareholders in order for them to enjoy such tax treatment. For individual H shareholders whose home countries have tax treaties with China prescribing a tax rate on dividends between 10% and 20%, the PRC company, whose shares are held by such individual H shareholders, shall withhold the individual income tax at the agreed-upon tax rate. For individual H shareholders whose home countries have no tax treaties with China or whose home countries have tax treaties with China prescribing a tax rate on dividends higher than 20%, the PRC company shall withhold the tax at a rate of 20%.

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

Shanghai-Hong Kong Stock Connect

In April 2014, China launched the Shanghai-Hong Kong Stock Connect Program, which is a cross-boundary investment channel that connects the Shanghai Stock Exchange and the Hong Kong Stock Exchange. Under the

program, investors in each market are able to trade shares on the other market using their local brokers and clearing agencies. In accordance with the current PRC tax policies, foreign investors are temporarily exempt from income tax on capital gains derived from the trading of A Shares under the program and will be subject to a 10% withholding tax on the dividends received under the program. For a shareholder whose home country has tax treaty with China prescribing a tax rate on dividends lower than 10%, such shareholder may by itself or through an agent or the withholding agent, apply to the competent taxation authority for the treatment under the applicable tax treaty and present the documents evidencing that such shareholder is qualified to be a beneficial owner as defined under the applicable tax treaty.

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

We believe that we did not meet either of the PFIC tests in the taxable year that ended December 31, 2019 and believe that we will not meet either of the PFIC tests in the current or subsequent taxable years and therefore will not be treated as a PFIC for such periods. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

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

Item 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we hold or issue various financial instruments which expose us to interest rate and foreign exchange rate risks. Additionally, our operations are affected by certain commodity price movements. We use derivative instruments such as commodity futures, commodity swaps and commodity options for hedging some price risks efficiently. Substantially all of the financial instruments we hold are for purposes other than trading. We regard an effective market risk management system as an important element of our treasury function and are currently enhancing our systems. A primary objective of our market risk management is to implement certain methodologies to better measure and monitor risk exposures.

The following discussions and tables, which constitute “forward-looking statements” that involve risks and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. Such discussions address market risk only and do not present other risks which we face in the normal course of business.

Interest Rate Risk

Our interest risk exposure arises from changing interest rates. The tables below provide information about our financial instruments including various debt obligations that are sensitive to changes in interest rates. The tables present principal cash flows and related weighted-average interest rates at expected maturity dates. Weighted-average variable rates are based on effective rates as of December 31, 2017, 2018 and 2019. The information is presented in Renminbi equivalents, our reporting currency.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi. However, a portion of our RMB revenues are converted into other currencies to be used in foreign investment and trading, to meet foreign currency financial instrument obligations and to pay for imported oil, gas, equipment and other materials. Foreign currency payments for imported equipment represented 3.2%, 3.5% and 1.4% of our total payments for equipment in 2017, 2018 and 2019, respectively. Foreign currency payments for other imported materials represented 0.01%, 0.0002% and 0.09% of our total payments for materials in 2017, 2018 and 2019, respectively.

The Renminbi is not a freely convertible currency. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

The tables below provide information about our financial instruments including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The tables below summarize such information by presenting principal cash flows and related weighted-average interest rates at expected maturity dates in RMB equivalents, using the exchange rates in effect as of December 31, 2017, 2018 and 2019, respectively.

December 31, 2019

	Expected Maturity Date							Percentage to Total Long-Term Borrowings	Fair Value
	2020	2021	2022	2023	2024	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	10,537	4,645	33,010	2,855	17,716	10,152	78,915	20.97%	76,027
Average interest rate	4.00%	2.79%	4.07%	4.30%	3.17%	4.15%	—	—	—
Variable Rate Loan Amount	2,854	17,515	51,274	315	768	7,839	80,565	21.41%	80,565
Average interest rate	4.52%	4.37%	4.12%	5.00%	4.32%	4.11%	—	—	—
Loans in Euro
Fixed Rate Loan Amount	4	1	1	1	—	126	133	0.04%	239
Average interest rate	2.00%	2.00%	2.00%	2.00%	—	3.88%	—	—	—
Variable Rate Loan Amount	3,595	—	—	—	—	—	3,595	0.96%	3,595
Average interest rate	2.35%	—	—	—	—	—	—	—	—
Loans in United States Dollar
Fixed Rate Loan Amount	36	36	17	9	9	105	212	0.06%	188
Average interest rate	0.49%	0.49%	0.36%	0.05%	0.05%	0.05%	—	—	—
Variable Rate Loan Amount	42,838	12,544	14,769	—	—	13	70,164	18.65%	70,164
Average interest rate	4.34%	4.38%	4.03%	—	—	5.41%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	1	—	3	3	3	8	18	0.00%	18
Average interest rate	2.30%	—	2.30%	2.30%	2.30%	1.77%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in Hong Kong Dollar
Variable Rate Loan Amount	6	2	672	—	—	—	680	0.18%	680
Average interest rate	2%	2%	3.77%	—	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	2,000	—	31,000	—	10,300	6,700	50,000	13.29%	49,622
Average interest rate	4.30%	—	3.09%	—	4.10%	3.84%	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	20,000	—	15,000	—	50,000	—	85,000	22.59%	83,894
Average interest rate	3.85%	—	3.45%	—	3.64%	—	—	—	—
Medium term note in United State Dollar
Fixed Rate Loan Amount	3,472	—	—	—	—	3,471	6,943	1.85%	6,815
Average interest rate	2.88%	—	—	—	—	3.75%	—	—	—
Total	85,343	34,743	145,746	3,183	78,796	28,414	376,225	100.00%	371,807

December 31, 2018

	Expected Maturity Date							Percentage to Total Long-Term Borrowings	Fair Value
	2019	2020	2021	2022	2023	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	36,351	10,583	1,310	26,585	2,626	20,114	97,569	28.30%	94,272
Average interest rate	4.31%	3.99%	4.43%	3.66%	4.30%	4.58%	—	—	—
Variable Rate Loan Amount	32,508	3,091	28,339	165	266	7,624	71,993	20.88%	71,993
Average interest rate	3.94%	4.53%	4.08%	4.85%	4.89%	4.11%	—	—	—
Loans in Euro
Fixed Rate Loan Amount	13	—	—	—	—	52	65	0.02%	166
Average interest rate	2.00%	—	—	—	—	0.95%	—	—	—
Variable Rate Loan Amount	—	2,354	—	—	—	—	2,354	0.68%	2,354
Average interest rate	—	2.35%	—	—	—	—	—	—	—
Loans in United States Dollar
Fixed Rate Loan Amount	36	36	36	17	9	110	244	0.07%	206
Average interest rate	1.17%	1.17%	1.17%	0.75%	0.09%	0.04%	—	—	—
Variable Rate Loan Amount	2,483	48,621	12,752	12,890	—	—	76,746	22.26%	76,746
Average interest rate	2.58%	4.55%	4.71%	4.04%	—	—	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	8	—	3	3	3	6	23	0.01%	27
Average interest rate	2.40%	—	2.30%	2.30%	2.30%	0.36%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in Hong Kong Dollar
Variable Rate Loan Amount	664	6	2	1	—	—	673	0.20%	673
Average interest rate	2.57%	2.00%	2.00%	2.00%	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	3,307	2,000	31,000	2,000	8,300	6,700	53,307	15.46%	52,287
Average interest rate	1.63%	4.30%	3.09%	4.90%	4.24%	3.96%	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	—	—	35,000	—	—	—	35,000	10.15%	34,458
Average interest rate	—	—	2.20%	—	—	—	—	—	—
Medium term note in United State Dollar
Fixed Rate Loan Amount	—	3,410	—	—	—	3,408	6,818	1.98%	6,696
Average interest rate	—	2.87%	—	—	—	3.76%	—	—	—
Total	75,370	70,101	108,442	41,661	11,204	38,014	344,792	100.00%	339,878

December 31, 2017

	Expected Maturity Date							Percentage to Total Long-Term Borrowings	Fair Value
	2018	2019	2020	2021	2022	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	244	35,999	6,044	13,109	23,083	30,594	109,073	29.06%	92,939
Average interest rate	3.28%	4.33%	4.30%	3.51%	3.86%	4.56%	—	—	—
Variable Rate Loan Amount	37,142	6,750	2,802	66	232	6,650	53,642	14.29%	53,642
Average interest rate	3.44%	4.03%	4.57%	4.55%	4.74%	3.98%	—	—	—
Loans in Euro
Fixed Rate Loan Amount	13	21	8	—	—	49	91	0.02%	113
Average interest rate	—	—	—	—	—	4.08%	—	—	—
Variable Rate Loan Amount			2,341	—	—	—	2,341	0.62%	2,341
Average interest rate	—	—	2.35%	—	—	—	—	—	—
Loans in United States Dollar
Fixed Rate Loan Amount	36	36	36	36	18	106	268	0.07%	240
Average interest rate	1.11%	1.11%	1.11%	1.11%	0.68%	0.05%	—	—	—
Variable Rate Loan Amount	12,084	13,140	38,577	218	14,522	115	78,656	20.95%	78,656
Average interest rate	3.53%	3.68%	3.78%	4.13%	3.62%	4.35%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	17	4	3	3	3	7	37	0.01%	41
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Loans in Hong Kong Dollar
Variable Rate Loan Amount	—	620	—	—	—	—	620	0.17%	620
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	16,000	3,230	2,000	31,000	2,000	15,000	69,230	18.44%	62,631
Average interest rate	4.47%	1.61%	4.30%	—	4.90%	4.12%	—	—	—
Medium term note in RMB
Fixed Rate Loan Amount	20,000	—	20,000	15,000	—	—	55,000	14.65%	50,333
Average interest rate	4.03%	—	3.85%	3.45%	—	—	—	—	—
Medium term note in United State Dollar
Fixed Rate Loan Amount	—	—	3,218	—	—	3,218	6,436	1.71%	6,151
Average interest rate	—	—	2.89%	—	—	3.76%	—	—
Total	85,536	59,800	75,029	59,432	39,858	55,739	375,394	100.00%	347,707

See “Item 3 — Key Information — Risk Factors — Risks Related to Pricing and Exchange Rate”.

Commodity Price Risk

We are engaged in a wide range of petroleum-related activities and purchase certain quantity of oil from the international market to meet our demands. The prices of crude oil and refined products in the international market are affected by various factors such as changes in global and regional politics and economy, the demand and supply of crude oil and refined products, as well as unexpected events and disputes with international repercussions. The domestic crude oil price is determined with reference to the international price of crude oil whereby the domestic refined oil prices adjust with changes in crude oil prices in the international market. We use derivative instruments such as commodity futures, commodity swaps and commodity options to hedge some commodity price risks. We have strict internal control requirements with respect to the purpose, types, holding volumes of any derivative instruments as against the inventories, and the transaction process of the derivatives. Any derivative instruments we have are entered into solely for non-trading purposes. We do not expect any material market risks to the Company’s financial position, results of operations or liquidity exist as a result of entering into such derivatives. See “Item 3 — Key Information — Risk Factors — Risks Related to Pricing and Exchange Rate”.

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

Persons Depositing or Withdrawing Shares Must Pay:	For:

$5.00 (or less) per 100 ADSs (or portion thereof)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.5 (or less) per ADS (or portion thereof)	Any cash distribution to ADS holders

$0.05 (or less) per ADS per calendar year	Depositary services

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Fees and Payments from the Depositary to Us

In the year ended December 31, 2019, we received from the depositary a reimbursement of US$285,431.04, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs. In addition, the depositary has agreed to reimburse us certain amount per year of the facility, including but not limited to, investor relations expenses or any other American depositary receipts program related expenses. The amount of such reimbursements is subject to certain limits.

PART II

Item 13 — DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

Item 14 — MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15 — CONTROLS AND PROCEDURES

Evaluation of the Management on Disclosure Controls and Procedures

Our Chairman, president and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the United States Exchange Act Rules 13a-15(e) and 15d(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our company’s disclosure controls and procedures were effective to ensure that material information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and regulations and that such information is accumulated and communicated to our company’s management, including our principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our company’s management, including our principal executive officer and principal financial officer, our company evaluated the effectiveness of its internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our company’s management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of our company’s internal control over financial reporting as of December 31, 2019 has been audited by KPMG Huazhen LLP, our company’s independent registered public accountants, as stated below.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

PetroChina Company Limited:

Opinion on Internal Control Over Financial Reporting

We have audited PetroChina Company Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated

Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated April 29, 2020 expressed an unqualified opinion on those consolidated financial statements.

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

April 29, 2020

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2019, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting.

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

This 20-F also includes both of the codes as exhibit 11.1 and 11.2.

Item 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Huazhen LLP served as our independent accountant for the fiscal years of 2018 and 2019. The office of KPMG Huazhen LLP is located at 8th Floor, KPMG Tower, Oriental Plaza, 1 East Chang An Avenue, Beijing, China.

The following table presents the aggregate fees paid by us (not including our subsidiaries) for professional audit services, tax and other services rendered by KPMG Huazhen LLP to us for each of the years ended December 31, 2018 and 2019, respectively.

	December 31,
	2018	2019
	RMB in millions
Audit fees	53	53
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

Total	53	53

The auditors’ remuneration above represented the annual fees paid by us for the years indicated. The remuneration did not include fees of RMB60 million (2018: RMB52 million) paid by our subsidiaries to KPMG Huazhen LLP and its network firms which primarily included audit fees of RMB50 million (2018: RMB43 million), audit-related fees of RMB7 million (2018: RMB6 million) and tax fees of RMB2 million (2018: RMB2 million), and other service fees of RMB1 million (2018: RMB1 million), respectively.

Audit Committee Pre-approved Policies and Procedures

Currently, all audit services to be provided by our independent registered public accountant, KPMG Huazhen LLP, must be pre-approved by our audit committee.

During the year ended December 31, 2019, services relating to all non-audit related fees provided to us by KPMG Huazhen LLP were approved by our audit committee in accordance with the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D — EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

We rely on an exemption contained in paragraph (b)(1)(iv)(D) of Rule 10A-3 under the Securities and Exchange Act of 1934, as amended, from the New York Stock Exchange listing requirement that each member of the audit committee of a listed issuer must be independent. Our single non-independent audit committee member, who is a representative of CNPC, is not a voting member, nor the chairman of the audit committee of our board of directors, which qualifies us for the exemption from the independence requirements available under paragraph (b)(1)(iv)(D) of Rule 10A-3. See “Item 6 — Directors, Senior Management and Employees — Board Practice — Audit Committee.” We believe our reliance on this exemption does not have any adverse effect on the ability of our audit committee to act independently.

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

Director Independence

Under the NYSE corporate governance rule 303A.01, a listed company must have a majority of independent directors on its board of directors. A company of which more than 50% of the voting power is held by an individual, a group or another company, or a controlled company, is not required to comply with this requirement. We are not required under the PRC Company Law and the HKSE Listing Rules to have a majority of independent directors on our board of directors. As of the date of this report, five of our 11 directors were independent non-executive directors.

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

In 2009, we formulated the Administrative Measures on Independent Directors, the Administrative Rules on Holding of Company Shares by Directors, Supervisors and Senior Management, the Administrative Measures on Investor’s Relationship and the rules and procedures of the Audit Committee, the Performance Review and Compensation Committee, the Investment and Development Committee, and the Safety and Environmental Protection Committee. All these policies have further enhanced our corporate governance system and can ensure the better performance of duties of directors, supervisors, senior managers and committee members. In 2015, we set up a nominating committee and formulated the Rules of Procedures of the Nominating Committee. In 2017, we revised our articles of association according to relevant regulatory requirements. We added the cumulative voting provisions, and defined the role of the CPC’s core leadership in the articles of association. Our by-laws with respect to general meeting, board of directors and supervisory committee were also amended in line with the amendment to the articles. In 2018, we formulated the Corporate Guarantee Management Measures and revised the Measures for Registration of Insiders of Insider Information. In 2019, we formulated the Procedures of Appointment of Directors.

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

CEO Certification Requirements

Under the NYSE corporate governance rule 303A.12(a), each listed company’s CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. The PRC Company Law and the HKSE Listing Rules do not have such requirements. Our chairman performs the certification under the rule 303A.12(a).

Item 16H — MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17 — FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18 — FINANCIAL STATEMENTS

See page F-1 to F-79 following Item 19.

Item 19 — EXHIBITS

(a) See Item 18 for a list of the financial statements as part of this annual report.

(b) Exhibits to this annual report.

Exhibit Number	Description of Exhibits

1.1	Articles of Association (as amended on October 26, 2017) (English translation)(3)

2.1*	A description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

4.1	Non-competition Agreement between CNPC and PetroChina (English translation)(1)

4.2	Trademark Licensing Contract between CNPC and PetroChina (English translation)(1)

4.3	Patent and Know-how Licensing Contract between CNPC and PetroChina (English translation)(1)

4.4	Computer Software Licensing Contract between CNPC and PetroChina (English translation)(1)

4.5	Contract for Transfer of Rights under Production Sharing Contracts between CNPC and PetroChina (English translation)(1)

4.6	Contract for the Supervision of Certain Sales Enterprises between CNPC and PetroChina (English translation)(1)

Exhibit Number	Description of Exhibits

4.7	Comprehensive Products and Services Agreement, dated August 24, 2017, between CNPC and PetroChina(4)

4.8	Land Lease Agreement, dated August 24, 2017, between CNPC and PetroChina(4)

4.9	Building Lease Agreement, dated August 24, 2017, between CNPC and PetroChina(4)

8.1*	List of major subsidiaries

11.1	Code of Ethics for Senior Management(2)

11.2	Code of Ethics for Employees(2)

12.1*	Certification of Chairman required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of president required by Section 302 of the Sarbanes-Oxley Act of 2002

12.3*	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Chairman required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of president required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.3*	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Reserves Report for the year ended on December 31, 2019 prepared by DeGolyer and MacNaughton

15.2*	Reserves Audit Report for the year ended on December 31, 2019 prepared by DeGolyer and MacNaughton

15.3*	Reserves Report for the year ended on December 31, 2019 prepared by Ryder Scott

15.4*	Reserves Report for the year ended on December 31, 2019 prepared by GLJ Petroleum Consultants

15.5*	Reserves Report for the year ended on December 31, 2019 prepared by McDaniel & Associates Consultants, Ltd.

15.6*	Consent Letter of Ryder Scott

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	To be filed as exhibits to this Form 20-F.
(1)	Paper filing; incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11566) filed with the Commission, as declared effective on March 29, 2000.
(2)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-15006) filed with the Commission.
(3)	Incorporated by reference to our report on Form 6-K (File No. 1-15006) filed with the Commission on October 26, 2017.
(4)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 1-15006) filed with the Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROCHINA COMPANY LIMITED

/s/Wu Enlai
Name: Wu Enlai
Title: Secretary to Board of Directors

Date: April 29, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

PetroChina Company Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of PetroChina Company Limited and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 3(aa)(i) to the consolidated financial statements, the Group has changed its method of accounting for leases as of January 1, 2019 due to the adoption of International Financial Reporting Standard 16 “Leases”.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Report of Independent Registered Public Accounting Firm(continued)

Assessment of impairment of oil and gas properties

The critical audit matter	How the matter was addressed in our audit

As discussed in notes 3(f), 3(g), 5(b) and 15 to the consolidated financial statements, oil and gas properties as included in property, plant and equipment amounted to Renminbi (“RMB”)831,814 million as at December 31, 2019 and the impairment losses recognized for oil and gas properties for the year ended December 31, 2019 were RMB11,562 million.

The Company allocates oil and gas properties to separately identifiable cash-generating units (“CGUs”) and reviews these CGUs for possible impairment by considering events or changes in circumstances indicating that their carrying amounts may not be recoverable. Such events and changes in circumstances include the economic impact on these CGUs resulting from lower oil and gas prices, higher production costs and decline in oil and gas reserve volumes as estimated by the reserves specialists in accordance with recognized industry standards.

For those CGUs where an impairment indicator is identified, the Company compares the carrying amount of individual CGU with its recoverable amount, which is estimated by calculating the value in use using a discounted cash flow forecast, to determine the impairment loss to be recognized, if any.

We identified assessment of impairment of oil and gas properties as a critical audit matter because the recoverable amounts of these CGUs are sensitive to the changes to future selling prices and production costs for crude oil and natural gas; future production profiles; and discount rates and therefore a higher degree of subjective auditor judgment was required to evaluate the Company’s impairment assessment of oil and gas properties.

The primary procedures we performed to address this critical audit matter included the following:

•  tested certain internal controls over the processes for impairment assessment of oil and gas properties;

•  evaluated the Company’s identification of CGUs, allocation of assets to the CGUs and identification of impairment indicators;

•  assessed the competence, capabilities and objectivity of the Company’s reserves specialists and evaluated the methodology adopted by them in estimating the oil and gas reserves against the recognized industry standards;

•  evaluated the future selling prices for crude oil and natural gas used in the discounted cash flow forecasts by comparing them with the Company’s business plans and forecasts by external analysts;

•  evaluated the future production costs and future production profiles used in the discounted cash flow forecasts by comparing them with oil and gas reserves reports issued by the reserves specialists;

•  involved our internal professionals with skills and knowledge on valuation to assist us in assessing the discount rates applied in the discounted cash flow forecasts against a discount rate range that was independently developed using publicly available market data for comparable companies in the same industry; and

•  compared the actual results for the current year with the Company’s forecasts prepared in the prior year to assess the historical accuracy of the Company’s forecasting process.

Report of Independent Registered Public Accounting Firm(continued)

Assessment of impairment of goodwill resulting from the acquisition of PetroChina United Pipelines Company Limited

The critical audit matter	How the matter was addressed in our audit

As discussed in notes 3(h), 5(c) and 20 to the consolidated financial statements, as at December 31, 2019, the carrying amount of the goodwill resulting from the acquisition of PetroChina United Pipelines Company Limited in 2015 (“the Pipeline Goodwill”) was RMB34,285 million.

The Company performs impairment assessment of the Pipeline Goodwill and compares the carrying value of the CGU containing the Pipeline Goodwill with its recoverable amount by calculating the value in use using a discounted cash flow forecast to determine if any impairment is required.

We identified assessment of impairment of the Pipeline Goodwill as a critical audit matter because the recoverable amount of the CGU containing the Pipeline Goodwill is sensitive to the changes to forecast transportation volume, transportation price and operating costs, and discount rate and therefore a higher degree of subjective auditor judgment was required to evaluate the Company’s impairment assessment of Pipeline Goodwill.

The primary procedures we performed to address this critical audit matter included the following:

•  tested certain internal controls over the processes for impairment assessment of the Pipeline Goodwill;

•  evaluated the Company’s identification of CGU to which the Pipeline Goodwill was allocated and the allocation of other assets to that CGU;

•  evaluated the discounted cash flow forecast prepared by the Company by taking into account our understanding and knowledge of the pipeline industry, including comparing the forecast transportation volume with historical data and transportation capacity, comparing forecast operating costs with historical data and relevant budget and comparing the forecast transportation price with relevant government regulations;

•  involved our internal valuation professionals with specialized skills and knowledge to assist us in assessing the discount rate applied in the discounted cash flow forecasts against a discount rate range that was independently developed using publicly available market data for comparable companies in the same industry;

•  compared the forecast transportation volume, transportation price and operating costs included in the discounted cash flow forecast prepared in the prior year with the current year’s performance to assess historical accuracy of the Company’s forecasting process; and

•  evaluated the Company’s sensitivity analyses on the key assumptions adopted in the discounted cash flow forecast, including discount rate, operating costs and transportation volume, and the impact of changes in the key assumptions on the Company’s impairment assessment.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2013.

Beijing, China

April 29, 2020

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2019, 2018 and 2017

(Amounts in millions, except for the per share data)

	Notes	2019	2018Note	2017Note
		RMB	RMB	RMB
REVENUE	6	2,516,810	2,374,934	2,032,298

OPERATING EXPENSES
Purchases, services and other		(1,697,834)	(1,553,784)	(1,295,032)
Employee compensation costs	8	(154,318)	(144,391)	(125,703)
Exploration expenses, including exploratory dry holes		(20,775)	(18,726)	(23,884)
Depreciation, depletion and amortization		(225,262)	(232,276)	(237,807)
Selling, general and administrative expenses		(68,596)	(74,477)	(77,557)
Taxes other than income taxes	9	(228,436)	(220,677)	(200,704)
Other income/(expenses) net		173	(7,661)	(775)

TOTAL OPERATING EXPENSES		(2,395,048)	(2,251,992)	(1,961,462)

PROFIT FROM OPERATIONS		121,762	122,942	70,836

FINANCE COSTS
Exchange gain		10,017	12,701	8,252
Exchange loss		(10,016)	(11,581)	(9,436)
Interest income		3,631	3,779	2,912
Interest expense	10	(30,409)	(22,718)	(22,841)

TOTAL NET FINANCE COSTS		(26,777)	(17,819)	(21,113)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES		8,229	11,647	5,968

PROFIT BEFORE INCOME TAX EXPENSE	7	103,214	116,770	55,691
INCOME TAX EXPENSE	12	(36,199)	(42,790)	(16,296)

PROFIT FOR THE YEAR		67,015	73,980	39,395

OTHER COMPREHENSIVE INCOME Item that will not be reclassified to profit or loss
Fair value changes in equity investment measured at fair value through other comprehensive income		156	(201)	—
Items that are or may be reclassified subsequently to profit or loss
Currency translation differences		8,357	(2,667)	(431)
Fair value loss from available-for-sale financial assets, net of tax		—	—	(608)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method		417	220	(326)

OTHER COMPREHENSIVE INCOME, NET OF TAX		8,930	(2,648)	(1,365)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		75,945	71,332	38,030

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		45,682	53,036	23,537
Non-controlling interests		21,333	20,944	15,858

		67,015	73,980	39,395

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		50,323	48,072	24,424
Non-controlling interests		25,622	23,260	13,606

		75,945	71,332	38,030

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY(RMB)	13	0.25	0.29	0.13

The accompanying notes are an integral part of these financial statements.

Note:

The comparative amounts in the financial statements are presented as if Dalian West Pacific Petrochemical Co., Ltd. (“Dalian West Pacific”) had been consolidated from the beginning of the earliest financial year presented (see Note 40). Furthermore, the Group has initially applied IFRS 16 at January 1, 2019 and IFRS 15 and IFRS 9 at January 1, 2018. Under the transition approaches chosen, the comparative information is not restated in this respect (see Note 3(aa)).

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2019 and 2018

(Amounts in millions)

	Notes	2019	2018Note
		RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment	15	1,783,224	1,709,388
Investments in associates and joint ventures	16	102,073	89,362
Equity investments measured at fair value through other comprehensive income	17	922	738
Advance operating lease payments	19	—	78,240
Right-of-use assets	41	254,736	—
Intangible and other non-current assets	20	100,663	98,309
Deferred tax assets	31	24,259	23,498
Time deposits with maturities over one year		120	3,101

TOTAL NON-CURRENT ASSETS		2,265,997	2,002,636

CURRENT ASSETS
Inventories	21	181,921	177,577
Accounts receivable	22	64,184	59,522
Prepayments and other current assets	23	103,127	89,345
Notes receivable	24	7,016	16,308
Time deposits with maturities over three months but within one year		24,256	9,535
Cash and cash equivalents	25	86,409	85,954

TOTAL CURRENT ASSETS		466,913	438,241

CURRENT LIABILITIES
Accounts payable and accrued liabilities	26	328,314	299,848
Contract liabilities	27	82,490	68,144
Income taxes payable		7,564	5,728
Other taxes payable		59,818	77,560
Short-term borrowings	28	175,840	145,150
Lease liabilities	41	7,393	—

TOTAL CURRENT LIABILITIES		661,419	596,430

NET CURRENT LIABILITIES		(194,506)	(158,189)

TOTAL ASSETS LESS CURRENT LIABILITIES		2,071,491	1,844,447

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	29	183,021	183,021
Retained earnings		743,124	731,163
Reserves	30	304,011	299,599

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,230,156	1,213,783
NON-CONTROLLING INTERESTS		214,149	195,108

TOTAL EQUITY		1,444,305	1,408,891

NON-CURRENT LIABILITIES
Long-term borrowings	28	290,882	269,422
Asset retirement obligations	32	137,935	132,780
Lease liabilities	41	164,143	—
Deferred tax liabilities	31	21,411	17,015
Other long-term obligations		12,815	16,339

TOTAL NON-CURRENT LIABILITIES		627,186	435,556

TOTAL EQUITY AND NON-CURRENT LIABILITIES		2,071,491	1,844,447

The accompanying notes are an integral part of these financial statements.

Note:

The comparative amounts in the financial statements are presented as if the Dalian West Pacific had been consolidated from the beginning of the earliest financial year presented (see Note 40). Furthermore, the Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach chosen, the comparative information is not restated in this respect (see Note 3(aa)).

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019, 2018 and 2017

(Amounts in millions)

	2019	2018Note	2017Note
	RMB	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the year	67,015	73,980	39,395
Adjustments for:
Income tax expense	36,199	42,790	16,296
Depreciation, depletion and amortization	225,262	232,276	237,807
Capitalized exploratory costs charged to expense	8,900	8,579	9,455
Safety fund reserve	(1,318)	608	327
Share of profit of associates and joint ventures	(8,229)	(11,647)	(5,968)
(Reversal)/accrual of provision for impairment of receivables, net	(1,367)	15	3,254
Write down in inventories, net	1,260	4,230	1,069
Impairment of other non-current assets	22	77	3,784
Loss on disposal of property, plant and equipment	9,809	16,761	4,963
Gain on disposal of other non-current assets	(501)	(501)	(108)
Gain on disposal of subsidiaries	(49)	(45)	(613)
Dividend income	(22)	(52)	—
Interest income	(3,631)	(3,779)	(2,912)
Interest expense	30,409	22,718	22,841
Changes in working capital:
Accounts receivable, prepayments and other current assets	(5,017)	(9,280)	(3,876)
Inventories	(5,624)	(34,705)	437
Accounts payable and accrued liabilities	27,416	49,127	65,624
Contract liabilities	14,346	892	—

CASH FLOWS GENERATED FROM OPERATIONS	394,880	392,044	391,775
Income taxes paid	(35,270)	(38,788)	(23,046)

NET CASH FLOWS FROM OPERATING ACTIVITIES	359,610	353,256	368,729

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the Years Ended December 31, 2019, 2018 and 2017

(Amounts in millions)

	2019	2018Note	2017Note
	RMB	RMB	RMB
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(319,686)	(267,310)	(229,492)
Acquisition of investments in associates and joint ventures	(4,326)	(2,911)	(3,901)
Acquisition of equity investments measured at fair value through other comprehensive income	—	(2)	—
Acquisition of available-for-sale financial assets	—	—	(16)
Prepayments on long-term leases	(3,820)	(3,856)	(3,928)
Acquisition of intangible assets and other non-current assets	(3,256)	(4,668)	(3,839)
Acquisition of subsidiaries	(183)	—	—
Payments to non-controlling interests due to acquisition of subsidiaries	—	—	(1,106)
Proceeds from disposal of property, plant and equipment	1,830	1,616	1,146
Proceeds from disposal of other non-current assets	507	224	921
Interest received	2,860	2,963	2,238
Dividends received	4,865	5,438	7,181
(Increase)/decrease in time deposits with maturities over three months	(11,739)	694	(12,994)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(332,948)	(267,812)	(243,790)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(614,525)	(646,396)	(585,660)
Repayments of long-term borrowings	(171,226)	(123,745)	(198,984)
Repayments of lease liabilities	(17,623)	—	—
Interest paid	(16,830)	(19,392)	(20,026)
Dividends paid to non-controlling interests	(14,245)	(15,207)	(12,621)
Dividends paid to owners of the Company	(30,684)	(27,369)	(19,626)
Cash paid to acquire non-controlling interests	(1,059)	—	—
Capital reduction of subsidiaries	(182)	(86)	(17)
Increase in short-term borrowings	634,896	615,781	610,808
Increase in long-term borrowings	201,562	88,500	128,390
Cash contribution from non-controlling interests	2,640	2,211	1,470
Decrease in other long-term obligations	—	—	(480)

NET CASH FLOWS USED FOR FINANCING ACTIVITIES	(27,276)	(125,703)	(96,746)

TRANSLATION OF FOREIGN CURRENCY	1,069	2,513	(3,551)

Increase/(decrease) in cash and cash equivalents	455	(37,746)	24,642
Cash and cash equivalents at beginning of the year	85,954	123,700	99,058

Cash and cash equivalents at end of the year	86,409	85,954	123,700

The accompanying notes are an integral part of these financial statements.

Note:

The comparative amounts in the financial statements are presented as if the Dalian West Pacific had been consolidated from the beginning of the earliest financial year presented (see Note 40). Furthermore, the Group has initially applied IFRS 16 at January 1, 2019 and IFRS 15 and IFRS 9 at January 1, 2018. Under the transition approaches chosen, the comparative information is not restated in this respect (see Note 3(aa)).

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2019, 2018 and 2017

(Amounts in millions)

	Attributable to owners of the Company				Non- controlling Interests	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2017, as previously reported	183,021	711,197	294,806	1,189,024	183,711	1,372,735
Adjusted for the acquisition of Dalian West Pacific (Note 40)	—	(2,203)	516	(1,687)	(4,246)	(5,933)

Balance at January 1, 2017, as adjustedNote	183,021	708,994	295,322	1,187,337	179,465	1,366,802
Profit for the year ended December 31, 2017	—	23,537	—	23,537	15,858	39,395
Other comprehensive income for the year ended December 31, 2017	—	—	887	887	(2,252)	(1,365)
Special reserve-safety fund reserve	—	—	178	178	149	327
Transfer to reserves	—	(1,929)	1,929	—	—	—
Dividends	—	(19,626)	—	(19,626)	(10,404)	(30,030)
Transaction with non-controlling interests in subsidiaries	—	—	289	289	649	938
Capital contribution from non-controlling interests	—	—	—	—	2,584	2,584
Other	—	(3)	(27)	(30)	(633)	(663)

Balance at December 31, 2017	183,021	710,973	298,578	1,192,572	185,416	1,377,988

Balance at January 1, 2018	183,021	710,973	298,578	1,192,572	185,416	1,377,988
Profit for the year ended December 31, 2018	—	53,036	—	53,036	20,944	73,980
Other comprehensive income for the year ended December 31, 2018	—	—	(4,964)	(4,964)	2,316	(2,648)
Special reserve-safety fund reserve	—	—	465	465	143	608
Transfer to reserves	—	(5,476)	5,476	—	—	—
Dividends	—	(27,369)	—	(27,369)	(15,423)	(42,792)
Transaction with non-controlling interests in subsidiaries	—	—	13	13	(24)	(11)
Capital contribution from non-controlling interests	—	—	—	—	2,300	2,300
Disposal of subsidiaries	—	—	—	—	(879)	(879)
Other	—	(1)	31	30	315	345

Balance at December 31, 2018	183,021	731,163	299,599	1,213,783	195,108	1,408,891

Balance at January 1, 2019	183,021	731,163	299,599	1,213,783	195,108	1,408,891

Profit for the year ended December 31, 2019	—	45,682	—	45,682	21,333	67,015
Other comprehensive income for the year ended December 31, 2019	—	—	4,641	4,641	4,289	8,930
Special reserve-safety fund reserve	—	—	(1,388)	(1,388)	70	(1,318)
Transfer to reserves	—	(3,037)	3,037	—	—	—
Dividends	—	(30,684)	—	(30,684)	(14,279)	(44,963)
Transaction with non-controlling interests in subsidiaries	—	—	(2,007)	(2,007)	938	(1,069)
Capital contribution from non-controlling interests	—	—	120	120	6,647	6,767
Disposal of subsidiaries	—	—	—	—	(50)	(50)
Other	—	—	9	9	93	102

Balance at December 31, 2019	183,021	743,124	304,011	1,230,156	214,149	1,444,305

The accompanying notes are an integral part of these financial statements.

Note:

The comparative amounts in the financial statements are presented as if the Dalian West Pacific had been consolidated from the beginning of the earliest financial year presented (see Note 40). Furthermore, the Group has initially applied IFRS 16 at January 1, 2019 and IFRS 15 and IFRS 9 at January 1, 2018. Under the transition approaches chosen, the comparative information is not restated in this respect (see Note 3(aa)).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in millions, except for the per share data and otherwise stated)

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by 中国石油天然气集团公司(China National Petroleum Corporation (“CNPC”)) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. 中国石油天然气集团公司 was renamed中国石油天然气集团有限公司(CNPC before and after the change of name) on December 19, 2017. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

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

A subsidiary is consolidated from the date on which control is transferred to the Group and is no longer consolidated from the date that control ceases. The acquisition method of accounting is used to account for the acquisition of subsidiaries except for business combinations under common control. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

their fair values at the acquisition date. Contingent liabilities assumed in a business combination are recognized in the acquisition accounting if they are present obligations and their fair value can be measured reliably. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interests in the acquiree either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interests in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the consolidated statement of comprehensive income.

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

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

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

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss and is tested for impairment as part of the overall balance. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the fair value of net identifiable assets of the acquired associate at the date of acquisition. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(f) Property, plant and equipment

Property, plant and equipment, including oil and gas properties (Note 3(g)), are initially recorded in the consolidated statement of financial position at cost if it is probable that they will generate future economic benefits. Cost represents the purchase price of the asset and other costs incurred to bring the asset into intended use. Subsequent to their initial recognition, property, plant and equipment are carried at cost less accumulated depreciation, depletion and amortization (including any impairment).

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

Property, plant and equipment, including oil and gas properties (Note 3(g)) and right-of-use assets (Note 3(k)), are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of a cash-generating unit exceeds the higher of its fair value less costs to sell and its value in use. Value in use is the estimated net present value of future cash flows to be derived from the cash-generating unit.

Gains and losses on disposals of property, plant and equipment are determined by reference to their carrying amounts and are recorded in profit or loss.

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

(h) Intangible assets and goodwill

Expenditures on acquired patents, trademarks, technical know-how and licenses are capitalized at historical cost and amortized using the straight-line method over their estimated useful lives. Intangible assets are not subsequently revalued. The carrying amount of each intangible asset is reviewed and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized whenever the carrying amount of an intangible asset exceeds its recoverable amount and is recognized in profit or loss. The recoverable amount is measured as the higher of fair value less costs to sell and value in use. Value in use is the estimated net present value of future cash flows to be derived from the asset.

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree and the amount of any non-controlling interests in the acquiree.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognized if the carrying amount of the cash-generating unit containing goodwill exceeds its recoverable amount. Impairment losses are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit, and then to reduce the carrying amounts of the other assets in the cash-generating unit on a pro rata basis. Any impairment is recognized immediately as an expense and is not subsequently reversed.

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

A financial asset (unless it is an accounts receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at Fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. An accounts receivable without a significant financing component is initially measured at the transaction price.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

For the purposes of this assessment whether contractual cash flows are solely payments of principal and interest, “principal” is defined as the fair value of the financial asset on initial recognition. “Interest” is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

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

The Group enters into transactions whereby it transfers assets recognized in its consolidated statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

(d) Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

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

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. Impairment losses on trade and other receivables are presented under ‘Selling, general and administrative expenses’, similar to the presentation under IAS 39.

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

(k) Leases

The Group has applied IFRS 16“Lease” (“IFRS 16”) using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17“Lease” (“IAS 17”) and IFRIC 4“Determining Whether an Arrangement Contains a Lease” (“IFRIC 4”). The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately.

Policy applicable from January 1, 2019

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16. Payments made to the Ministry of Natural Resources to secure land use rights (excluding mineral properties) are treated as leases.

This policy is applied to contracts entered into, on or after January 1, 2019.

(a) As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group present right-of-use assets and lease liabilities separately in the statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(b) As a lessor

At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset. There are no significant finance lease for the Group.

If an arrangement contains lease and non-lease components, then the Group applies IFRS 15 to allocate the consideration in the contract.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of “other revenue”.

Generally, the accounting policies applicable to the Group as a lessor in the comparative period were not different from IFRS 16 except for the classification of the sub-lease entered into during current reporting period that resulted in a finance lease classification.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Policy applicable before January 1, 2019

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

(l) Inventories

Inventories include oil products, chemical products and materials and supplies which are stated at the lower of cost and net realizable value. Cost is primarily determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labor, other direct costs and related production overheads, but excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less the cost of completion and directly attributable marketing and distribution costs.

(m) Contract costs

Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfil a contract with a customer which are not capitalized as inventory (Note 3(l)), property, plant and equipment (Note 3(f)), oil and gas properties (Note 3(g)) or intangible assets (Note 3(h)).

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

Costs to fulfil a contract are capitalized if the costs relate directly to an existing contract or to a specifically identifiable anticipated contract; generate or enhance resources that will be used to provide goods or services in the future; and are expected to be recovered.

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

The “effective interest rate” is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

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

(a) Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

(b) Deferred tax

Deferred tax is provided in full, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply to the period when the related deferred tax asset is realized or deferred tax liability is settled, and reflects uncertainty related to income taxes, if any.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The principal temporary differences arise from depreciation on oil and gas properties and equipment and provision for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carry forward of unused tax losses and deductible temporary differences are recognized to the extent that it is probable that future taxable income will be available against which they can be used.

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

(aa) Changes in significant accounting policies

(i) New and amended standards adopted by the Group in 2019

The Group initially applied IFRS 16 from January 1, 2019. A number of other new standards are also effective from January 1, 2019 but they do not have a material effect on the Group’s financial statements.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The Group applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. Accordingly, the comparative information presented for 2018 is not restated. The details of the changes in accounting policies are disclosed below. Additionally, the disclosure requirements in IFRS 16 have not generally been applied to comparative information.

(a) Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under IFRIC 4. The Group now assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 3(k).

On transition to IFRS 16, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Group applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed for whether there is a lease under IFRS 16. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after January 1, 2019.

(b) As a lessee

As a lessee, the Group leases many assets including land, building and equipment. The Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group. Under IFRS 16, the Group recognizes right-of-use assets and lease liabilities for most of these leases.

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone price.

Previously, the Group classified property leases as operating leases under IAS 17. On transition, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments: the Group applied this approach to all other leases.

The Group used a number of practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17. In particular, the Group:

•	did not recognize right-of-use assets and liabilities for leases for which the lease term ends within 12 months of the date of initial application;

•	applied a single discount rate to leases with similar characteristics when measuring lease liabilities;

•	excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application;

•	used hindsight when determining the lease term;

•	relied on the previous assessment for onerous contract provisions as at December 31, 2018 as an alternative to performing an impairment review; and

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

•

no retrospective adjustment shall be made to the lease changes generated before the beginning of the year when the IFRS 16 is initially applied, and accounting treatment shall be carried out based on the IFRS 16 according to the final arrangement of the lease changes.

(c) Impact on transition

When measuring lease liabilities, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied by the Group is 4.275%.

The Group
The total future minimum lease payments of significant operating leases disclosed in the consolidated financial statements as at December 31, 2018	227,935
Present value discounted using the Group’s incremental borrowing rate at January 1, 2019	166,955
Lease liabilities under new leases standard at January 1, 2019	163,196

Difference between the present value and lease liabilities aboveNote	3,759

Note:	The difference principally represents the lease payments that will be matured within 12 months after January 1, 2019 or low-value.

The impact of adoption new leases standard on the consolidated statement of financial position are summarized as follows:

	The Group
	Before adjustmentNote	Amount of adjustment	Adjusted amount
Property, plant and equipment	1,709,388	(527)	1,708,861
Right-of-use assets	—	240,642	240,642
Advance operating lease payments	78,240	(76,374)	1,866
Prepayments and other current assets	89,345	(903)	88,442

Total assets		162,838

Lease liabilities (include liabilities due within one year)	—	163,196	163,196
Other long-term obligations	16,339	(358)	15,981

Total liabilities		162,838

Note:

The Acquisition of Dalian West Pacific Petrochemical Co., Ltd. (“Dalian West Pacific”) was completed in May 2019, and the Company has adjusted the consolidated financial statements as combination of entities under common control (Note 40).

(ii) New and amended standards adopted by the Group in 2018

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

(a) IFRS 15 “Revenue from contracts with customers”

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

(b) IFRS 9 “Financial Instruments”

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

Impacts of the new requirements on the Group’s financial statements are as follow:

Classification and measurement of financial assets and financial liabilities

The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity, loans and receivables and available for sale. IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.

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

The following table provides information about the exposure to credit risk and ECLs for accounts receivable as at December 31, 2019 and 2018.

	Gross carrying amount	Impairment provision on individual basis	Impairment provision on provision matrix basis		Loss allowance
			Weighted- average loss rate	Impairment provision
December 31, 2019	RMB	RMB	%	RMB	RMB
Current (not past due)	58,382	3	0.1%	30	33
Within 1 year past due	5,534	11	0.4%	24	35
1 to 2 years past due	127	24	10.7%	11	35
2 to 3 years past due	411	48	45.5%	165	213
Over 3 years past due	2,161	1,719	89.6%	396	2,115

Total	66,615	1,805		626	2,431

	Gross carrying amount	Impairment provision on individual basis	Impairment provision on provision matrix basis		Loss allowance
			Weighted- average loss rate	Impairment provision
December 31, 2018	RMB	RMB	%	RMB	RMB
Current (not past due)	55,957	50	0.1%	80	130
Within 1 year past due	3,082	80	0.3%	9	89
1 to 2 years past due	496	52	7.4%	33	85
2 to 3 years past due	723	547	35.2%	62	609
Over 3 years past due	3,317	2,830	63.7%	310	3,140

Total	63,575	3,559		494	4,053

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

Analysis of the Group’s borrowings and lease liabilities based on the remaining period at the date of the statement of financial position to the contractual maturity dates is presented in Note 28 and Note 41.

4.2 Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimize returns for owners and to minimize its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings / (interest-bearing borrowings + total equity), interest-bearing borrowings include short-term and long-term borrowings. The gearing ratio at December 31, 2019 is 24.4% (December 31, 2018: 22.7%).

4.3 Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2019 and 2018 are disclosed in the respective accounting policies.

The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash and cash equivalents, time deposits with maturities over three months but within one year, accounts receivable, other receivables, trade payables, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings is presented in Note 28.

The equity investments that are not held for trading and notes receivable are measured at fair value at the end of the reporting period. The fair value of such equity investments are mainly categorized into level 1 of the fair value hierarchy which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques. Notes receivable are short-term bills of acceptance issued by banks, their fair values approximate the face values of the bills.

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

(b) Estimation of impairment of property, plant and equipment

Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgments such as the future price of crude oil, natural gas, refined and chemical products, the operation costs, the product mix, production volumes, production profile and the oil and gas reserves. The impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favorable changes to some assumptions, may allow the Group to avoid the need to impair any assets or make it necessary to reverse an impairment loss recognized in prior periods, whereas unfavorable changes may cause the assets to become impaired. For example, when the assumed future selling price, production cost and production profile of crude oil and natural gas used for the expected future cash flows are different from the actual selling price, production cost and production profile of crude oil and natural gas respectively experienced in future, the Group may either over or under recognize the impairment losses for certain assets.

(c) Estimation of impairment of goodwill

The recoverable amount cash-generating unit containing goodwill is the greater of its value in use and the fair value less costs to sell. It is difficult to precisely estimate selling price of the Group’s long-lived assets because quoted market prices for such assets may not be readily available. In determining the value in use, expected future cash flows generated by the assets are discounted to their present value, which requires significant judgment relating to forecast sales volume, selling price and operating costs, and discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions. Changes to key assumptions can significantly affect the result of the impairment assessment of goodwill.

(d) Estimation of asset retirement obligations

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(e) Deferred tax assets

According to the requirements of the competent tax authority, the Company paid income taxes of its branches in the Eastern and Western China Regions in aggregate. The tax losses recorded by the branches in the Eastern China Region has given rise to deferred tax assets, which are expected to be recoverable from future taxable profits generated by the branches in the Eastern China Region. Any policy adjustments may increase or decrease the amount of income tax expenses of the Company.

6	REVENUE

Revenue represents revenues from the sale of crude oil, natural gas, refined products and chemical products and from the transmission of crude oil, refined products and natural gas. The revenue information for the years ended December 31, 2019 and 2018 are as follows:

2019 Type of contract	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Type of goods and services
Crude oil	476,974	—	605,541	—	—	1,082,515
Natural gas	110,837	—	238,999	291,641	—	641,477
Refined products	—	738,116	1,268,889	—	—	2,007,005
Chemical products	—	157,044	28,348	—	—	185,392
Pipeline transportation business	—	—	—	70,568	—	70,568
Non-oil sales in gas stations	—	—	21,146	—	—	21,146
Others	88,284	7,312	2,239	28,341	3,684	129,860
Intersegment elimination	(552,672)	(712,178)	(315,157)	(40,652)	(1,644)	(1,622,303)

Revenue from contracts with customers	123,423	190,294	1,850,005	349,898	2,040	2,515,660

Other revenue						1,150

Total						2,516,810

Geographical Region
Mainland China	41,596	190,294	891,731	349,898	2,040	1,475,559
Others	81,827	—	958,274	—	—	1,040,101

Revenue from contracts with customers	123,423	190,294	1,850,005	349,898	2,040	2,515,660

Other revenue						1,150

Total						2,516,810

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

2018 Type of contract	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Type of goods and services
Crude oil	477,512	—	440,560	—	—	918,072
Natural gas	104,927	—	222,387	256,810	—	584,124
Refined products	—	739,532	1,285,065	—	—	2,024,597
Chemical products	—	164,229	30,894	—	—	195,123
Pipeline transportation business	—	—	—	70,068	—	70,068
Non-oil sales in gas stations	—	—	22,274	—	—	22,274
Others	76,044	7,292	1,722	35,545	2,372	122,975
Intersegment elimination	(539,295)	(706,559)	(280,750)	(35,899)	(606)	(1,563,109)

Revenue from contracts with customers	119,188	204,494	1,722,152	326,524	1,766	2,374,124

Other revenue						810

Total						2,374,934

Geographical Region
Mainland China	41,791	204,494	962,950	326,524	1,766	1,537,525
Others	77,397	—	759,202	—	—	836,599

Revenue from contracts with customers	119,188	204,494	1,722,152	326,524	1,766	2,374,124

Other revenue						810

Total						2,374,934

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

7	PROFIT BEFORE INCOME TAX EXPENSE

	2019	2018	2017
	RMB	RMB	RMB
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from equity investments measured at fair value through other comprehensive income	22	52	—
Dividend income from available-for-sale financial assets	—	—	42
Reversal of provision for impairment of receivables	1,630	1,370	37
Reversal of write down in inventories	201	77	49
Government grants(i)	12,281	11,775	9,106
Gain on disposal of investment in subsidiaries	49	45	613

Charged
Amortization of intangible and other assets	4,992	4,897	4,495
Depreciation and impairment losses:
Owned property, plant and equipment	205,297	222,195	228,227
Right-of-use assets(ii)	14,973	—	—
Auditors’ remuneration(iii)	53	53	53
Cost of inventories recognized as expense	1,981,628	1,820,838	1,569,916
Provision for impairment of receivables	263	1,385	3,291
Loss on disposal of property, plant and equipment	9,809	16,761	4,963
Total minimum lease payments for leases previously classified as operating lease under IAS 17(ii)	—	20,196	20,089
Variable lease payments, low-value and short-term lease payment not included in the measurement of lease liabilities	3,514	—	—
Research and development expenses	15,666	14,093	12,323
Write down in inventories	1,461	4,307	1,118

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

(ii)

The Group has initially applied IFRS 16 under the modified retrospective approach and adjusted the opening balances at January 1, 2019 to recognize right-of-use assets relating to leases which were previously classified as operating leases under IAS 17. The depreciated carrying amount of the finance lease assets which were previously included in property, plant and equipment is also identified as a right-of-use asset. After initial recognition of right-of-use assets at January 1, 2019, the Group as a lessee is required to recognize the depreciation of right-of-use assets, instead of recognizing rental expenses incurred under operating leases on a straight-line basis over the lease term according to the previous policy. Under this approach, the comparative information is not restated.

(iii)

The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB 60 (2018: RMB 52, 2017: RMB 52) paid by subsidiaries to the Company’s current auditor and its network firms which primarily relates to audit, tax compliance and other advisory services.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

8	EMPLOYEE COMPENSATION COSTS

	2019	2018	2017
	RMB	RMB	RMB
Wages, salaries and allowances	101,815	95,761	82,835
Social security costs	52,503	48,630	42,868

	154,318	144,391	125,703

Social security costs mainly represent contributions to plans for staff welfare organized by the PRC municipal and provincial governments and others including contributions to the retirement benefit plans (Note 33).

9	TAXES OTHER THAN INCOME TAXES

	2019	2018	2017
	RMB	RMB	RMB
Consumption tax	164,973	152,494	144,973
Resource tax	24,388	24,339	18,000
Crude oil special gain levy	771	4,750	—
Other	38,304	39,094	37,731

	228,436	220,677	200,704

10	INTEREST EXPENSE

	2019	2018	2017
	RMB	RMB	RMB
Interest on:
Bank loans	3,094	2,134	1,684
Other loans	15,476	16,313	17,712
Lease liabilities	7,476	—	—
Accretion expense (Note 32)	5,525	5,678	5,453
Less: Amounts capitalized	(1,162)	(1,407)	(2,008)

	30,409	22,718	22,841

Amounts capitalized are borrowing costs that are attributable to the construction of a qualifying asset. The average interest rate used to capitalize such general borrowing cost was 4.28% per annum for the year ended December 31, 2019 (2018: 4.28% per annum, 2017: 4.28% per annum).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

11	EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of directors and supervisors for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019				2018	2017
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Chairmen:
Mr. Dai Houliang(i)	—	—	—	—	—	—
Mr. Wang Yilin(i)	—	—	—	—	—	—

Vice chairmen:
Mr. Zhang Wei(ii)	—	—	—	—	—	—
Mr. Zhang Jianhua(iii)	—	—	—	—	633	—
Mr. Wang Dongjin(iv)	—	—	—	—	409	823

Executive directors:
Mr. Zhao Zhengzhang(v)	—	—	—	—	—	159
Mr. Hou Qijun(vi)	—	829	154	983	888	648

	—	829	154	983	1,930	1,630

Non-executive directors:
Mr. Yu Baocai(vii)	—	—	—	—	—	—
Mr. Shen Diancheng(viii)	—	—	—	—	—	—
Mr. Liu Yuezhen	—	—	—	—	—	—
Mr. Liu Hongbin(ix)	—	—	—	—	—	—
Mr. Jiao Fangzheng(x)	—	—	—	—	—	—
Mr. Duan Liangwei(viii)	—	—	—	—	—	—
Mr. Qin Weizhong(xi)	—	—	—	—	—	—
Mr. Chen Zhiwu(xii)	—	—	—	—	—	—
Mr. Richard H. Matzke(xii)	—	—	—	—	—	—
Mr. Lin Boqiang	386	—	—	386	365	250
Mr. Zhang Biyi	386	—	—	386	399	250
Ms. Elsie Leung Oi-sie(xii)	319	—	—	319	334	220
Mr. Tokuchi Tatsuhito(xii)	351	—	—	351	334	226
Mr. Simon Henry(xii)	340	—	—	340	340	213

	1,782	—	—	1,782	1,772	1,159

Supervisors:
Mr. Xu Wenrong(xiii)	—	—	—	—	—	—
Mr. Guo Jinping(xiii)	—	—	—	—	—	—
Mr. Zhang Fengshan	—	—	—	—	—	—
Mr. Li Qingyi(xiii)	—	—	—	—	—	—
Mr. Jia Yimin(xiii)	—	—	—	—	—	—
Mr. Jiang Lifu	—	—	—	—	—	—
Mr. Lu Yaozhong(xiii)	—	—	—	—	—	—

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

	2019				2018	2017
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Mr. Wang Liang(xiv)	—	—	—	—	—	—
Mr. Yao Wei	—	—	—	—	—	—
Mr. Liu Hehe	—	—	—	—	—	—
Mr. Yang Hua(xiii)	—	—	—	—	—	250
Mr. Fu Suotang(xiii)	—	1,070	85	1,155	967	571
Mr. Li Jiamin	—	906	72	978	850	810
Mr. Liu Xianhua	—	774	71	845	743	733
Mr. Li Wendong	—	937	130	1,067	960	884

	—	3,687	358	4,045	3,520	3,248

	1,782	4,516	512	6,810	7,222	6,037

(i)	Mr. Dai Houliang was elected as the chairman from March 25, 2020. Mr. Wang Yilin ceased being the chairman from January 19, 2020.
(ii)	Mr. Zhang Wei was elected as the non-executive director and vice chairman from June 13, 2019 and ceased being the non-executive director and vice chairman from December 9, 2019.
(iii)	Mr. Zhang Jianhua was appointed as executive director and president from June 5, 2018 and ceased being the executive director and president from November 14, 2018.
(iv)	Mr. Wang Dongjin ceased being the executive director and president from April 2, 2018.
(v)	Mr. Zhao Zhengzhang ceased being the executive director from June 8, 2017.
(vi)	Mr. Hou Qijun was elected as the executive director from June 8, 2017, elected as the president from March 21, 2019 and ceased being the executive director and president from December 9, 2019.
(vii)	Mr. Yu Baocai ceased being the non-executive director from June 7, 2018.
(viii)	Mr. Shen Diancheng ceased being the non-executive director from June 8, 2017. Mr. Duan Liangwei was elected as the non-executive directors from June 8, 2017.
(ix)	Mr. Liu Hongbin ceased being the non-executive director from December 3, 2019.
(x)	Mr. Jiao Fangzheng was elected as the non-executive director from June 13, 2019.
(xi)	Mr. Qin Weizhong was elected as the non-executive directors from June 8, 2017 and ceased being the non-executive director from April 15, 2019.
(xii)

Mr. Chen Zhiwu and Mr. Richard H. Matzke ceased being the independent non-executive directors from June 8, 2017. Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry were elected as the independent non-executive directors from June 8, 2017.

(xiii)

Mr. Xu Wenrong ceased being the non-executive director from June 8, 2017. Mr.Xu Wenrong was elected as the Chairman of the Supervisory Committee and Mr. Lu Yaozhong was elected as the supervisor from June 8, 2017. Mr. Guo Jinping, Mr. Li Qingyi and Mr. Jia Yimin ceased being the supervisors from June 8, 2017. Mr. Yang Hua ceased being the staff supervisor from June 8, 2017. Mr. Fu Suotang was elected as the staff supervisor from June 8, 2017.

(xiv)	Mr. Wang Liang was elected as the supervisor from October 26, 2017.
(xv)	The emoluments above are all pre-tax amounts.
(xvi)

The deferred performance emoluments of RMB 0.33 which the Company paid to the directors attribuatble to the year of 2016 to 2018 in accordance with the relevant regulations of the Chinese Government are not reflected in the 2019 annual remuneration shown above. (2018: RMB 0.17, 2017: RMB nil)

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

None of the directors and supervisors has waived their remuneration during the year ended December 31, 2019. (2018: None of the directors and supervisors has waived their remuneration. 2017: None of the directors and supervisors has waived their remuneration)

The five highest paid individuals in the Company for the year ended December 31, 2019 include three supervisors and one director whose emoluments are reflected in the analysis shown above and the note; and one senior management whose allowances and other benefits was RMB 0.940, and whose contribution to retirement benefit scheme was RMB 0.161.

The five highest paid individuals in the Company for the year ended December 31, 2018 include one supervisor whose emoluments are reflected in the analysis shown above and the note; and four senior managements whose allowances and other benefits were RMB 0.912, RMB 0.899, RMB 0.866 and RMB 0.847, respectively, and whose contribution to retirement benefit scheme were RMB 0.148, RMB 0.148, RMB 0.148 and RMB 0.148, respectively.

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

During 2019, 2018 and 2017, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

12	INCOME TAX EXPENSE

	2019	2018	2017
	RMB	RMB	RMB
Current taxes	32,714	34,983	23,835
Deferred taxes (Note 31)	3,485	7,807	(7,539)

	36,199	42,790	16,296

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. In accordance with the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the SAT on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No.58), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2020. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2019	2018	2017
	RMB	RMB	RMB
Profit before income tax expense	103,214	116,770	55,691

Tax calculated at a tax rate of 25%	25,804	29,193	13,923
Tax return true-up	691	554	1,275
Effect of income taxes from international operations different from taxes at the PRC statutory tax rate	6,112	4,414	693
Effect of preferential tax rate	(5,529)	(3,855)	(5,058)
Tax effect of income not subject to tax	(3,767)	(3,278)	(3,401)
Tax effect of expenses not deductible for tax purposes	4,479	8,278	5,018
Tax effect of temporary differences and losses unrecognized as deferred tax assets	8,409	7,484	3,846

Income tax expense	36,199	42,790	16,296

13	BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the years ended December 31, 2019, 2018 and 2017 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

14	DIVIDENDS

	2019	2018	2017
	RMB	RMB	RMB
Interim dividends attributable to owners of the Company for 2019(a)	14,212	—	—
Proposed final dividends attributable to owners of the Company for 2019(b)	12,081	—	—
Interim dividends attributable to owners of the Company for 2018(c)	—	16,252	—
Final dividends attributable to owners of the Company for 2018(d)	—	16,472	—
Interim dividends attributable to owners of the Company for 2017(e)	—	—	12,676
Final dividends attributable to owners of the Company for 2017(f)	—	—	11,117

	26,293	32,724	23,793

(a)

Interim dividends attributable to owners of the Company in respect of 2019 of RMB 0.07765 yuan per share amounting to a total of RMB 14,212. The dividends were paid on September 24, 2019 (A shares) and November 1, 2019 (H shares).

(b)

At the 3rd meeting of the Board in 2020, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2019 of RMB 0.06601 yuan per share amounting to a total of RMB 12,081. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings for the year ended December 31, 2019 when approved at the forthcoming Annual General Meeting.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(c)

Interim dividends attributable to owners of the Company in respect of 2018 of RMB 0.08880 yuan per share amounting to a total of RMB 16,252. The dividends were paid on September 21, 2018 (A shares) and November 1, 2018 (H shares).

(d)

Final dividends attributable to owners of the Company in respect of 2018 of RMB 0.09 yuan per share amounting to a total of RMB 16,472 and were paid on June 28, 2019 (A shares) and August 2, 2019 (H shares).

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

15	PROPERTY, PLANT AND EQUIPMENT

Year Ended December 31, 2019	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	237,038	2,113,366	1,102,423	27,911	34,080	226,623	3,741,441
Additions	1,330	5,990	6,111	1,325	752	283,170	298,678
Transfers	21,265	174,749	52,449	—	1,234	(249,697)	—
Disposals or write offs	(7,605)	(40,253)	(7,528)	(2,096)	(549)	(8,900)	(66,931)
Currency translation differences	146	7,351	161	8	638	4,106	12,410

At end of the year	252,174	2,261,203	1,153,616	27,148	36,155	255,302	3,985,598

Accumulated depreciation and impairment
At beginning of the year	(100,767)	(1,312,907)	(570,120)	(20,276)	(21,714)	(6,269)	(2,032,053)
Charge for the year and others	(11,402)	(128,859)	(50,360)	(1,386)	(1,365)	—	(193,372)
Impairment charge	(237)	(11,562)	(1,159)	(4)	(38)	(419)	(13,419)
Disposals or write offs or transfers	4,532	28,241	5,945	1,724	436	491	41,369
Currency translation differences	(69)	(4,302)	(76)	(5)	(411)	(36)	(4,899)

At end of the year	(107,943)	(1,429,389)	(615,770)	(19,947)	(23,092)	(6,233)	(2,202,374)

Net book value
At end of the year	144,231	831,814	537,846	7,201	13,063	249,069	1,783,224

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Year Ended December 31, 2018	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	227,008	2,011,329	1,068,598	28,990	32,631	199,873	3,568,429
Additions	655	10,217	3,586	1,113	649	238,821	255,041
Transfers	15,880	146,012	42,324	—	1,539	(205,755)	—
Disposals or write offs	(6,415)	(57,281)	(12,458)	(2,184)	(506)	(8,579)	(87,423)
Currency translation differences	(90)	3,089	373	(8)	(233)	2,263	5,394

At end of the year	237,038	2,113,366	1,102,423	27,911	34,080	226,623	3,741,441

Accumulated depreciation and impairment
At beginning of the year	(94,160)	(1,199,741)	(526,441)	(20,296)	(18,230)	(3,007)	(1,861,875)
Charge for the year and others	(10,021)	(131,023)	(49,642)	(1,629)	(1,875)	—	(194,190)
Impairment charge	(759)	(19,856)	(3,937)	(37)	(2,066)	(3,270)	(29,925)
Disposals or write offs or transfers	4,095	42,218	9,952	1,676	358	55	58,354
Currency translation differences	78	(4,505)	(52)	10	99	(47)	(4,417)

At end of the year	(100,767)	(1,312,907)	(570,120)	(20,276)	(21,714)	(6,269)	(2,032,053)

Net book value
At end of the year	136,271	800,459	532,303	7,635	12,366	220,354	1,709,388

The Group’s exploration and production segment determines whether there are any indications of impairment for the oil blocks according to the Group’s guidance of identification of impairment indications for oil and gas properties, performs the impairment tests on those oil blocks with indications of impairment, and reports the results to the Group’s internal professional team (including operation and finance team) for further overall assessment and evaluation. The final results of the impairment tests have been submitted to the Group’s management for review and approval. The Group recorded impairment losses amounting to RMB 11,562 related to oil and gas properties under the exploration and production segment for the year ended December 31, 2019 (2018: RMB 19,856 and RMB 2,904 related to oil and gas properties and construction in progress respectively under the exploration and production segment, 2017: RMB 3,961 related to oil and gas properties under the exploration and production segment) due to the decline of oil and gas reserves, the higher production costs and significant drop in the economic benefits of certain oil blocks at the late stage of production. The carrying amount of those impaired oil and gas properties was written down to their respective recoverable amounts, which were determined based on the present values of the expected future cash flows of the assets. The Group referred to the weighted average cost of capital of the oil and gas industry when determining discount rate, and made relevant adjustments according to specific risks in different countries or regions. In 2019, the after-tax discount rates adopted by most oil blocks of the Group ranged 6.4% to 15.4% (2018: 7.3% to 11.5%, 2017: 7.6% to 11.0%).

The Group recorded impairment losses amounting to RMB 1,159 for the year ended December 31, 2019 (2018: RMB 3,937, 2017: RMB 10,300) mainly related to assets in refining and chemicals segment and natural gas and pipeline segment. Some of the refinery facilities are out of service due to environmental protection

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

requirements, technical upgrading and other reasons, and some of the LNG assets in natural gas and pipeline segment have high operating costs and poor efficiency, which leads to the provision for impairment. The carrying amount of these assets has been reduced to the recoverable amount.

The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2019, 2018 and 2017.

	2019	2018	2017
	RMB	RMB	RMB
At beginning of the year	26,905	22,843	21,421
Additions to capitalized exploratory well costs pending the determination of proved reserves	35,098	28,045	25,165
Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(17,002)	(15,404)	(14,288)
Capitalized exploratory well costs charged to expense	(8,900)	(8,579)	(9,455)

At end of the year	36,101	26,905	22,843

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed.

	December 31, 2019	December 31, 2018
	RMB	RMB
One year or less	23,924	17,542
Over one year	12,177	9,363

Balance at December 31	36,101	26,905

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

The summarized financial information of the Group’s principal associates and joint ventures, including the aggregated amounts of assets, liabilities, revenue, profit or loss and the interest held by the Group were as follows:

Name	Country of Incorporation	Registered Capital	Principal Activities	Interest Held
				Direct %	Indirect %
PetroIneos Refining Limited	UK	USD 1,000	Refining	—	49.90
China Petroleum Finance Co., Ltd.	PRC	8,331	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business	32.00	—
CNPC Captive Insurance Co., Ltd.	PRC	5,000	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business	49.00	—
China Marine Bunker (PetroChina) Co., Ltd.	PRC	1,000	Oil import and export trade and transportation, sale and storage	—	50.00
Mangistau Investment B.V.	Netherlands	EUR 18,000	Engages in investing activities, the principle activities of its main subsidiaries are exploration, exploitation and sale of oil and gas.	—	50.00
Trans-Asia Gas Pipeline Co., Ltd.	PRC	5,000	Main contractor, investment holding, investment management, investment consulting, enterprise management advisory, technology development, promotion and technology consulting	—	50.00

Dividends received or receivable from associates and joint ventures were RMB 4,432 in 2019 (2018: RMB 6,558, 2017: RMB 7,034).

In 2019, investments in associates and joint ventures of RMB 119 (2018: RMB 207, 2017: RMB 96) were disposed of, resulting in a gain of RMB 238 (2018: a gain of RMB 7, 2017: a gain of RMB 6).

In 2019, the share of profit and other comprehensive income in all individually immaterial associates and joint ventures accounted for using equity method in aggregate was profit of RMB 2,207 (2018: profit of RMB 8,996, 2017: profit of RMB 3,235) and RMB 2,098 (2018: profit of RMB 480, 2017: loss of RMB 845), respectively.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Interest in Associates

Summarized financial information in respect of the Group’s principal associates and reconciliation to carrying amount is as follow:

	PetroIneos Refining Limited		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	49.90	49.90	32.00	32.00	49.00	49.00
Current assets	1,457	1,373	261,520	173,948	10,823	10,493
Non-current assets	14,364	14,795	228,933	285,805	2,618	2,928
Current liabilities	7,843	7,997	403,052	378,472	6,981	7,184
Non-current liabilities	1,457	1,430	17,234	16,317	3	—

Net assets	6,521	6,741	70,167	64,964	6,457	6,237

Group’s share of net assets	3,254	3,364	22,453	20,788	3,164	3,056
Goodwill	—	—	349	349	—	—

Carrying amount of interest in associates	3,254	3,364	22,802	21,137	3,164	3,056

Summarized statement of comprehensive income and dividends received by the Group are as follow:

	PetroIneos Refining Limited			China Petroleum Finance Co., Ltd.			CNPC Captive Insurance Co., Ltd.
	2019	2018	2017	2019	2018	2017	2019	2018	2017
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	4,446	4,588	4,472	9,672	8,520	8,520	712	706	654
(Loss)/profit for the year	(326)	(120)	699	7,810	7,554	7,286	349	315	364
Other comprehensive income	106	325	(384)	1,356	651	(1,395)	(1)	—	1

Total comprehensive income	(220)	205	315	9,166	8,205	5,891	348	315	365

Group’s share of total comprehensive income	(110)	102	157	2,933	2,626	1,885	170	154	179

Dividends received by the Group	—	—	—	1,268	983	815	62	63	27

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Interest in Joint Ventures

Summarized statement of financial position as included in their own financial statements, adjusted for fair value adjustments and differences in accounting policies in respect of the Group’s principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Mangistau Investment B.V.		Trans-Asia Gas Pipeline Co., Ltd.
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	50.00	50.00	50.00	50.00
Non-current assets	1,750	1,893	11,980	11,642	43,258	34,584
Current assets	8,666	7,313	1,211	780	2,680	3,330
Including: cash and cash equivalents	1,206	1,368	292	265	73	81
Non-current liabilities	152	152	3,062	2,740	2,355	2,100
Including: Non-current financial liabilities	5	20	907	892	2,100	2,100
Current liabilities	7,349	6,091	567	868	445	267
Including: Current financial liabilities excluding trade and other payables	3,599	3,796	—	—	—	—

Net assets	2,915	2,963	9,562	8,814	43,138	35,547

Net assets attributable to owners of the Company	2,672	2,702	9,562	8,814	43,138	35,547
Group’s share of net assets	1,336	1,351	4,781	4,407	21,569	17,774
Carrying amount of interest in joint ventures	1,336	1,351	4,781	4,407	21,569	17,774

Summarized statement of comprehensive income as included in their own financial statements, adjusted for fair value adjustments and differences in accounting policies and dividends received by the Group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.			Mangistau Investment B.V.			Trans-Asia Gas Pipeline Co., Ltd.
	2019	2018	2017	2019	2018	2017	2019	2018	2017
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	42,116	43,924	31,770	15,104	16,085	13,192	23	14	16
Depreciation, depletion and amortization	(81)	(90)	(93)	(883)	(807)	(808)	(37)	(4)	(3)
Interest income	23	18	12	2	5	3	51	59	65
Interest expense	(88)	(96)	(39)	(158)	(154)	(122)	(57)	(46)	(43)
Income tax expense	(92)	(37)	(44)	(925)	(1,077)	(27)	—	10	—
Net profit	142	126	116	2,818	3,324	1,947	4,070	1,931	4,612
Total comprehensive income	169	151	87	2,978	3,020	1,852	7,940	2,505	4,502
Group’s share of total comprehensive income	85	76	43	1,489	1,510	926	3,970	1,253	2,251

Dividends received by the Group	—	8	—	1,115	1,650	2,141	175	—	—

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

17	EQUITY INVESTMENTS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31, 2019	December 31, 2018
	RMB	RMB
China Pacific Insurance (Group) Co., Ltd.	185	139
Chengdu Huaqi Houpu Holding Co., Ltd.	191	114
Other items	546	485

	922	738

The above equity investments are planned to be held for a long term by the Group for strategic purpose, the Group designates them as equity investments at fair value through other comprehensive income.

Dividends amounting to RMB 22 were received on these investments during the year ended December 31, 2019 (2018: RMB 52).

18	SUBSIDIARIES

The principal subsidiaries of the Group are:

Company Name	Country of Incorporation	Registered Capital	Type of Legal Entity	Attributable Equity Interest %	Voting Rights %	Principal Activities
Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	100.00	Exploration, production and sale of crude oil and natural gas

CNPC Exploration and Development Company Limited(i)	PRC	16,100	Limited liability company	50.00	57.14	Exploration, production and sale of crude oil and natural gas outside the PRC

PetroChina Hong Kong Limited	Hong Kong	HKD 7,592 million	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC

PetroChina International Investment Company Limited	PRC	31,314	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, development and production of crude oil, natural gas, oil sands and coalbed methane outside the PRC

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Company Name	Country of Incorporation	Registered Capital	Type of Legal Entity	Attributable Equity Interest %	Voting Rights %	Principal Activities
PetroChina International Company Limited	PRC	18,096	Limited liability company	100.00	100.00	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC

PetroChina Pipelines Co., Ltd.	PRC	80,000	Limited liability company	72.26	72.26

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

Summarized financial information in respect of the Group’s principal subsidiaries with significant non-controlling interests is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Co., Ltd.
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	72.26	72.26
Current assets	20,604	21,463	4,306	4,604
Non-current assets	186,792	166,155	228,623	224,163
Current liabilities	18,911	14,525	7,631	7,531
Non-current liabilities	25,326	25,967	9,616	6,095

Net assets	163,159	147,126	215,682	215,141

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Summarized statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited			PetroChina Pipelines Co., Ltd.
	2019	2018	2017	2019	2018	2017
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	47,096	45,618	37,304	43,463	43,062	43,627
Profit from continuing operations	14,126	15,563	3,696	18,911	19,436	17,891
Total comprehensive income	17,879	17,577	(1,050)	18,911	19,436	17,891
Profit attributable to non-controlling interests	8,274	8,844	2,390	5,246	5,392	4,963
Dividends paid to non-controlling interests	1,923	2,038	1,420	4,852	7,174	3,569

Summarized statement of cash flows is as follows:

	CNPC Exploration and Development Company Limited			PetroChina Pipelines Co., Ltd.
	2019	2018	2017	2019	2018	2017
	RMB	RMB	RMB	RMB	RMB	RMB
Net cash inflow from operating activities	17,780	22,467	18,545	30,058	29,701	31,160
Net cash (outflow) / inflow from investing activities	(17,306)	(33,466)	(12,304)	(10,764)	(2,701)	2,869
Net cash (outflow) / inflow from financing activities	(1,118)	7,865	(4,296)	(18,910)	(25,919)	(36,190)
Effect of foreign exchange rate changes on cash and cash equivalents	220	(1,350)	(2,183)	—	—	—

Net (decrease) / increase in cash and cash equivalents	(424)	(4,484)	(238)	384	1,081	(2,161)
Cash and cash equivalents at the beginning of the year	13,498	17,982	18,220	1,229	148	2,309

Cash and cash equivalents at the end of the year	13,074	13,498	17,982	1,613	1,229	148

19	ADVANCE OPERATING LEASE PAYMENTS

December 31, 2018
RMB
Land use rights	58,858
Advance lease payments	19,382

78,240

Advance operating lease payments were amortized over the related lease terms using the straight-line method. “Advance operating lease payments” were reclassified as “Right-of-use assets” upon initial adoption of IFRS 16 at January 1, 2019 (see Note 3 (aa)).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

20	INTANGIBLE AND OTHER NON-CURRENT ASSETS

	December 31, 2019			December 31, 2018
	Cost	Accumulated amortization, including impairment losses	Net	Cost	Accumulated amortization, including impairment losses	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and technical know-how	7,782	(6,370)	1,412	7,674	(6,016)	1,658
Computer software	12,356	(9,116)	3,240	11,746	(8,637)	3,109
Goodwill(i)	46,555	(3,747)	42,808	46,020	(3,747)	42,273
Other	23,880	(8,949)	14,931	21,526	(8,035)	13,491

Intangible assets	90,573	(28,182)	62,391	86,966	(26,435)	60,531

Other assets			38,272			37,778

			100,663			98,309

(i)

Goodwill primarily relates to the acquisition of PetroChina United Pipelines Co., Ltd. (“Pipeline Goodwill”) completed in 2015 with carrying amount of RMB 34,285 as at December 31,2019. The impairment test of the Pipeline Goodwill is performed associated with the cash-generating unit of West-East Gas Pipeline. The recoverable amount is determined according to the higher of the cash-generating unit’s fair value less the net amount of disposal expense and the cash-generating unit’s expected present value of future cash flows. The cash flow projection used in the impairment test is based on management’s estimation and judgment of the parameters such as transportation volume, transportation price and operating costs of the West-East Gas Pipeline, and the post-tax discount rate of 7.2% (2018: 8.9%, 2017: 8.9%) reflecting the specific risks relating to the cash-generating unit. Based on the result of impairment test, no impairment loss was charged for the Pipeline Goodwill for the year ended December 31, 2019 (2018: nil, 2017: RMB 3,709).

For impairment test of the remaining goodwills, the post-tax discount rates ranged 6.5% to 10.5% (2018: 9.1% to 11.0%, 2017: 9.2% to 10.5%) were used by management, and no impairment loss was charged for the year ended December 31, 2019 (2018: RMB 38, 2017: RMB nil).

21	INVENTORIES

	December 31, 2019	December 31, 2018
	RMB	RMB
Crude oil and other raw materials	56,166	58,188
Work in progress	15,159	14,241
Finished goods	112,003	110,103
Spare parts and consumables	88	53

	183,416	182,585
Less: Write down in inventories	(1,495)	(5,008)

	181,921	177,577

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

22	ACCOUNTS RECEIVABLE

	December 31, 2019	December 31, 2018
	RMB	RMB
Accounts receivable	66,615	63,575
Less: Provision for impairment of receivables	(2,431)	(4,053)

	64,184	59,522

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), at December 31, 2019 and 2018 is as follows:

	December 31, 2019	December 31, 2018
	RMB	RMB
Within 1 year	63,392	58,392
Between 1 and 2 years	419	837
Between 2 and 3 years	267	108
Over 3 years	106	185

	64,184	59,522

The Group offers its customers credit terms up to 180 days.

Movements in the provision for impairment of accounts receivable are as follows:

	2019	2018	2017
	RMB	RMB	RMB
At beginning of the year	4,053	4,771	2,023
Provision for impairment of accounts receivable	226	561	2,813
Reversal of provision for impairment of accounts receivable	(1,604)	(1,178)	(7)
Receivables written off as uncollectible	(244)	(101)	(58)

At end of the year	2,431	4,053	4,771

23	PREPAYMENTS AND OTHER CURRENT ASSETS

	December 31, 2019	December 31, 2018
	RMB	RMB
Other receivables	23,072	19,206
Advances to suppliers	17,747	18,253

	40,819	37,459
Less: Provision for impairment	(3,413)	(3,439)

	37,406	34,020
Value-added tax to be deducted	48,560	42,153
Prepaid expenses	360	1,068
Prepaid income taxes	5,649	1,261
Other current assets	11,152	10,843

	103,127	89,345

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

24	NOTES RECEIVABLE

Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and performance of services. Notes receivable are measured at fair value through other comprehensive income. All notes receivable are due within one year, and their fair values approximate the face values of the bills.

25	CASH AND CASH EQUIVALENTS

The weighted average effective interest rate on bank deposits was 1.69% per annum for the year ended December 31, 2019 (2018: 1.55% per annum, 2017: 2.18% per annum).

26	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2019	December 31, 2018
	RMB	RMB
Trade payables	148,335	123,069
Salaries and welfare payable	10,169	10,189
Dividends payable by subsidiaries to non-controlling shareholders	389	355
Interest payable	4,719	2,978
Construction fee and equipment cost payables	111,767	123,602
Other(i)	52,935	39,655

	328,314	299,848

(i)	Other consists primarily of notes payables, insurance payable, etc.

The aging analysis of trade payables at December 31, 2019 and 2018 is as follows:

	December 31, 2019	December 31, 2018
	RMB	RMB
Within 1 year	136,670	113,370
Between 1 and 2 years	5,472	5,049
Between 2 and 3 years	3,180	2,386
Over 3 years	3,013	2,264

	148,335	123,069

27	CONTRACT LIABILITIES

As of December 31, 2019, contract liabilities mainly represented advances from customers related to the sales of natural gas, crude oil and refined oil, etc. The majority of related obligations are expected to be performed and the corresponding revenue will be recognized within one year. The primary amount of contract liabilities at the beginning of the year has been recognized as revenue for the year ended December 31, 2019.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

28	BORROWINGS

	December 31, 2019	December 31, 2018
	RMB	RMB
Short-term borrowings excluding current portion of long-term borrowings	90,497	69,780
Current portion of long-term borrowings	85,343	75,370

	175,840	145,150
Long-term borrowings	290,882	269,422

	466,722	414,572

Borrowings of the Group of RMB 22,313 were guaranteed by CNPC, its fellow subsidiaries and a third party at December 31, 2019 (December 31, 2018: RMB 27,685).

The Group’s borrowings include secured liabilities totaling RMB 1,983 at December 31, 2019 (December 31, 2018: RMB 2,460).

	December 31, 2019	December 31, 2018
	RMB	RMB
Total borrowings:
– interest free	124	129
– at fixed rates	250,297	208,876
– at floating rates	216,301	205,567

	466,722	414,572

Weighted average effective interest rates:
– bank loans	3.20%	3.43%
– corporate debentures	3.52%	3.39%
– medium-term notes	3.63%	3.68%
– other loans	3.80%	4.07%

The borrowings by major currencies at December 31, 2019 and December 31, 2018 are as follows:

	December 31, 2019	December 31, 2018
	RMB	RMB
RMB	356,704	297,847
US Dollar	100,374	107,473
Other currency	9,644	9,252

	466,722	414,572

The fair values of the Group’s long-term borrowings including the current portion of long-term borrowings are RMB 371,807 at December 31, 2019 (December 31, 2018: RMB 339,878). The carrying amounts of short-term borrowings approximate their fair values.

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the consolidated statement of financial position. Such discount rates ranged from

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

-0.27% to 4.90% per annum as of December 31, 2019 (December 31, 2018: -0.18% to 5.43% per annum) depending on the type of the borrowings.

The following table sets out the borrowings’ remaining contractual maturities at the date of the consolidated statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	December 31, 2019	December 31, 2018
	RMB	RMB
Within 1 year	188,771	158,782
Between 1 and 2 years	30,090	98,939
Between 2 and 5 years	253,918	150,837
After 5 years	31,576	43,879

	504,355	452,437

Reconciliation of movements of borrowings to cash flows arising from financing activities:

	2019	2018
	RMB	RMB
At beginning of the year	414,572	473,955
Changes from financing cash flows:
Increase in borrowings	836,458	704,281
Repayments of borrowings	(785,751)	(770,141)

Total changes from financing cash flows	50,707	(65,860)

Exchange adjustments	1,443	6,477

At end of the year	466,722	414,572

29	SHARE CAPITAL

	December 31, 2019	December 31, 2018
	RMB	RMB
Registered, issued and fully paid:
A shares	161,922	161,922
H shares	21,099	21,099

	183,021	183,021

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

30	RESERVES

	2019	2018
	RMB	RMB
Capital Reserve
Beginning balance	133,308	133,308

Ending balance	133,308	133,308

Statutory Common Reserve Fund(a)
Beginning balance	194,245	188,769
Transfer from retained earnings	3,037	5,476

Ending balance	197,282	194,245

Special Reserve-Safety Fund Reserve
Beginning balance	13,831	13,366
Safety fund reserve	(1,388)	465

Ending balance	12,443	13,831

Currency Translation Differences(b)
Beginning balance	(33,067)	(28,045)
Currency translation differences	4,128	(5,022)

Ending balance	(28,939)	(33,067)

Other Reserves
Beginning balance	(8,718)	(9,336)
Adjusted for the acquisition of Dalian West Pacific (Note 40)	—	516
Beginning balance, as adjusted	(8,718)	(8,820)

Transaction with non-controlling interests	(2,007)	13
Fair value gain/(loss) from equity investments measured at fair value through other comprehensive income	96	(162)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	417	220
Other	129	31

Ending balance	(10,083)	(8,718)

	304,011	299,599

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
(c)

According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2019, the Company’s distributable reserve amounted to RMB 590,727 (December 31, 2018: RMB 594,169).

31	DEFERRED TAXATION

The movements in the deferred taxation account are as follows:

	2019	2018	2017
	RMB	RMB	RMB
At beginning of the year	6,483	14,064	6,720
Transfer to profit and loss (Note 12)	(3,485)	(7,807)	7,539
(Debit) / credit to other comprehensive income	(150)	226	(195)

At end of the year	2,848	6,483	14,064

Deferred tax balances before offset are attributable to the following items:

	December 31, 2019	December 31, 2018
	RMB	RMB
Deferred tax assets:
Receivables and inventories	6,841	8,528
Tax losses	20,391	26,027
Impairment of long-term assets	9,676	7,838
Other	8,643	7,187

Total deferred tax assets	45,551	49,580

Deferred tax liabilities:
Accelerated tax depreciation	27,646	27,948
Other	15,057	15,149

Total deferred tax liabilities	42,703	43,097

Net deferred tax assets	2,848	6,483

Tax losses that can be carried forward to future years include deferred tax assets arising from the losses of the branches in the Eastern China Region. The tax expenses of the Company’s branches in the Eastern and Western China Regions were paid in aggregate according to the requirements of the competent tax authority.

Deferred tax balances after offset are listed as follows:

	December 31, 2019	December 31, 2018
	RMB	RMB
Deferred tax assets	24,259	23,498
Deferred tax liabilities	21,411	17,015

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

32	ASSET RETIREMENT OBLIGATIONS

	2019	2018	2017
	RMB	RMB	RMB
At beginning of the year	132,780	131,546	125,392
Net liabilities incurred, including reassessment	2,026	(2,220)	2,981
Liabilities settled	(2,427)	(2,034)	(2,012)
Accretion expense (Note 10)	5,525	5,678	5,453
Currency translation differences	31	(190)	(268)

At end of the year	137,935	132,780	131,546

Asset retirement obligations relate to oil and gas properties (Note 15).

33	PENSIONS

The Group participates in various employee retirement benefit plans (Note 3(y)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2019 amounted to RMB 20,196 (2018: RMB 19,432, 2017: RMB 16,054).

34	CONTINGENT LIABILITIES

(a) Bank and other guarantees

At December 31, 2019 and 2018, the Group did not guarantee related parties or third parties any significant borrowings or others.

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

(c) Legal contingencies

During the reporting period, the Group has complied with domestic and overseas laws and regulatory requirements. Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

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

(a) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from 1 to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2018 under non-cancelable operating leases are as follows:

December 31, 2018
RMB
No later than 1 year	12,664
Later than 1 year and no later than 5 years	39,222
Later than 5 years	176,049

227,935

The Group is the lessee in respective of a number of properties, plant and equipment held under leases which were previously classified as operating leases under IAS 17. The Group has initially applied IFRS 16 using the modified retrospective approach. Under this approach, the comparative information is not restated (see Note 3(aa)). From January 1, 2019 onwards future lease payments recognized as lease liabilities in the statement of financial position.

(b) Capital commitments

At December 31, 2019, the Group’s capital commitments contracted but not provided for mainly relating to property, plant and equipment were RMB 56,856 (December 31, 2018: RMB 41,989).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(c) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Natural Resources. Payments incurred were RMB 535 for the year ended December 31, 2019 (2018: RMB 650, 2017: RMB 609).

According to the current policy, estimated annual payments for the next five years are as follows:

	December 31, 2019	December 31, 2018
	RMB	RMB
Within one year	800	800
Between one and two years	800	800
Between two and three years	800	800
Between three and four years	800	800
Between four and five years	800	800

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

36	MAJOR CUSTOMERS

The Group’s major customers are as follows:

	2019		2018		2017
	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue
	RMB	%	RMB	%	RMB	%
China Petroleum & Chemical Corporation	105,855	4	96,990	4	65,767	3
CNPC and its fellow subsidiaries	99,279	4	83,670	4	92,173	5

	205,134	8	180,660	8	157,940	8

37	RELATED PARTY TRANSACTIONS

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

•

Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 122,927 for the year ended December 31, 2019 (2018: RMB 105,434, 2017: RMB 113,306).

•

Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 10,055 for the year ended December 31, 2019 (2018: RMB 7,938, 2017: RMB 6,160).

•

Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 388,802 for the year ended December 31, 2019 (2018: RMB 364,912, 2017: RMB 330,379).

•

Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 1,701 for the year ended December 31, 2019 (2018: RMB 1,195, 2017: RMB 1,634).

•

Interest income represents interests from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 460 for the year ended December 31, 2019 (2018: RMB 535, 2017: RMB 425). The balance of deposits at December 31, 2019 was RMB 28,304 (December 31, 2018: RMB 22,532).

•

Purchases of financial service principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee, etc. The total amount of these transactions amounted to RMB 8,759 for the year ended December 31, 2019 (2018: RMB 11,970, 2017: RMB 11,294).

•	The borrowings from CNPC and its fellow subsidiaries at December 31, 2019 were RMB 179,699 (December 31, 2018: RMB 196,161).

•

Rents and other payments paid to CNPC and its fellow subsidiaries represent (1) the rental expense paid by the Group according to Land Use Rights Leasing Contract and Buildings Leasing Contract; (2) the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the leasing agreements entered into by the Group and CNPC and its fellow subsidiaries. The total rents and other payments amounted to RMB 10,106 for the year ended December 31, 2019. (2018: RMB 7,092, 2017: RMB 7,351).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Amounts due from and to CNPC and its fellow subsidiaries, associates and joint ventures of the Group included in the following accounts captions are summarized as follows:

	December 31, 2019	December 31, 2018 Note
	RMB	RMB
Accounts receivable	12,784	11,896
Prepayments and other receivables	11,441	11,467
Other current assets	11,951	7,852
Other non-current assets	16,242	16,511
Accounts payable and accrued liabilities	61,205	64,511
Contract liabilities	792	568
Lease liabilities	139,250	—
Other non-current liabilities	827	2,296

Note: The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, the comparative information is not restated (see Note 3(aa)).

(b) Key management compensation

	Year End December 31,
	2019	2018	2017
	RMB’000	RMB’000	RMB’000
Emoluments and other benefits	13,042	13,385	11,779
Contribution to retirement benefit scheme	1,796	1,781	1,645

	14,838	15,166	13,424

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

The accounting policies of the operating segments are the same as those described in Note 3 – “Summary of Principal Accounting Policies”.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The segment information for the operating segments for the years ended December 31, 2019, 2018 and 2017 are as follows:

	Year Ended December 31, 2019
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	676,320	902,679	2,165,391	391,023	3,700	4,139,113
Less: intersegment sales	(552,672)	(712,178)	(315,157)	(40,652)	(1,644)	(1,622,303)

Revenue from external customers	123,648	190,501	1,850,234	350,371	2,056	2,516,810

Depreciation, depletion and amortization	(158,874)	(24,995)	(17,131)	(22,375)	(1,887)	(225,262)
Including: Impairment losses of property, plant and equipment	(11,562)	(1,444)	(1)	(412)	—	(13,419)
Profit / (loss) from operations	96,097	13,764	(565)	26,108	(13,642)	121,762
Finance costs:
Exchange gain						10,017
Exchange loss						(10,016)
Interest income						3,631
Interest expense						(30,409)

Total net finance costs						(26,777)

Share of profit of associates and joint ventures	3,513	58	1,402	501	2,755	8,229

Profit before income tax expense						103,214
Income tax expense						(36,199)

Profit for the year						67,015

Segment assets	1,520,697	365,013	524,321	536,298	1,409,368	4,355,697
Other assets						29,908
Investments in associates and joint ventures	45,721	1,022	19,159	9,713	26,458	102,073
Elimination of intersegment balances(a)						(1,754,768)

Total assets						2,732,910

Capital expenditures	230,117	21,279	17,618	27,004	758	296,776
Segment liabilities	720,028	132,018	324,822	277,370	594,000	2,048,238
Other liabilities						88,793
Elimination of intersegment balances(a)						(848,426)

Total liabilities						1,288,605

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

	Year Ended December 31, 2018
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	658,712	911,224	2,003,105	362,626	2,376	3,938,043
Less: intersegment sales	(539,295)	(706,559)	(280,750)	(35,899)	(606)	(1,563,109)

Revenue from external customers	119,417	204,665	1,722,355	326,727	1,770	2,374,934

Depreciation, depletion and amortization	(169,622)	(25,318)	(13,511)	(21,985)	(1,840)	(232,276)
Including: Impairment losses of property, plant and equipment	(26,002)	(3,393)	—	(530)	—	(29,925)
Profit / (loss) from operations	73,519	44,701	(6,450)	25,515	(14,343)	122,942
Finance costs:
Exchange gain						12,701
Exchange loss						(11,581)
Interest income						3,779
Interest expense						(22,718)

Total net finance costs						(17,819)

Share of profit of associates and joint ventures	4,224	63	4,214	496	2,650	11,647

Profit before income tax expense						116,770
Income tax expense						(42,790)

Profit for the year						73,980

Segment assets	1,227,613	324,639	429,854	519,553	1,371,525	3,873,184
Other assets						24,759
Investments in associates and joint ventures	39,235	1,010	17,437	7,022	24,658	89,362
Elimination of intersegment balances(a)						(1,546,428)

Total assets						2,440,877

Capital expenditures	196,109	15,419	17,010	26,502	1,066	256,106
Segment liabilities	466,097	59,139	239,187	158,153	566,129	1,488,705
Other liabilities						100,303
Elimination of intersegment balances(a)						(557,022)

Total liabilities						1,031,986

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

	Year Ended December 31, 2017
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	505,430	735,486	1,660,456	295,786	2,057	3,199,215
Less: intersegment sales	(409,303)	(546,560)	(179,846)	(30,550)	(658)	(1,166,917)

Revenue from external customers	96,127	188,926	1,480,610	265,236	1,399	2,032,298

Depreciation, depletion and amortization	(169,484)	(32,751)	(12,734)	(21,146)	(1,692)	(237,807)
Including: Impairment losses of property, plant and equipment	(6,565)	(10,223)	(7)	(1,150)	(2)	(17,947)
Profit / (loss) from operations	15,475	43,075	8,279	15,688	(11,681)	70,836
Finance costs:
Exchange gain						8,252
Exchange loss						(9,436)
Interest income						2,912
Interest expense						(22,841)

Total net finance costs						(21,113)

Share of profit / (loss) of associates and joint ventures	1,716	(89)	1,501	279	2,561	5,968

Profit before income tax expense						55,691
Income tax expense						(16,296)

Profit for the year						39,395

Segment assets	1,211,912	327,186	397,813	519,249	1,357,803	3,813,963
Other assets						26,724
Investments in associates and joint ventures	39,517	1,375	11,938	5,534	22,795	81,159
Elimination of intersegment balances(a)						(1,508,347)

Total assets						2,413,499

Capital expenditures	161,997	17,859	10,982	24,529	1,014	216,381
Segment liabilities	525,085	91,632	199,340	120,244	589,460	1,525,761
Other liabilities						70,666
Elimination of intersegment balances(a)						(560,916)

Total liabilities						1,035,511

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Geographical information

	Revenue			Non-current assets(b)
	2019	2018	2017	December 31, 2019	December 31, 2018(c)
	RMB	RMB	RMB	RMB	RMB
Mainland China	1,476,693	1,538,315	1,302,695	2,027,428	1,782,624
Other	1,040,117	836,619	729,603	213,268	192,675

	2,516,810	2,374,934	2,032,298	2,240,696	1,975,299

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.
(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.
(c)	The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, the comparative information is not restated (see Note 3(aa)).

39	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on April 29, 2020.

40	BUSINESS COMBINATION INVOLVING ENTITIES UNDER COMMON CONTROL

Business combination involving entities under common control during the period

Name of acquiree	Proportion of equity interests acquired in business combination	Basis for business combination under common control	Acquisition Date	Basis for determination of acquisition date	From the beginning of the period to the acquisition date			2018
					Revenue	Net profit	Net cash outflow	Revenue	Net profit
Dalian West Pacific	56.04%	The Company and Dalian West Pacific are under the ultimate control of CNPC before and after the business combination and the control is not temporary	May 31, 2019	Acquisition of actual control	10,763	1	(53)	37,385	1,564

Dalian West Pacific was established in December 1990. It principally engages in the manufacturing and sale of petroleum and petrochemical products. Before the acquisition date, the Company holds 28.44% equity of Dalian West Pacific. After the completion of the equity acquisition, the Company holds 84.48% equity of Dalian West Pacific in total.

As the Company and Dalian West Pacific are under the ultimate control of CNPC and the control is not temporary. The acquisition of Dalian West Pacific has been reflected in the accompanying consolidated financial statements as combination of entities under common control. Consequently, Dalian West Pacific has been included in the scope of consolidation during the historical period. The opening balance of the final consolidated financial statements of 2019 and the comparative statements have been adjusted accordingly.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The financial position as at December 31, 2018 and results of operation for the years ended December 31, 2017 and 2018 previously reported by the Group have been restated to include the assets and liabilities and the results of operations of Dalian West Pacific on a consolidation basis as set out below:

	The Group, as previously reported	Dalian West Pacific	Consolidation adjustment	The Group, as restated
	RMB	RMB	RMB	RMB
Summarized statement of comprehensive income for the year ended December 31, 2017:
Revenue	2,015,890	27,715	(11,307)	2,032,298
Total operating expenses	(1,948,168)	(24,601)	11,307	(1,961,462)
Profit from operations	67,722	3,114	—	70,836
Profit for the year	36,793	2,602	—	39,395
Profit for the year attributable to owners of the Company	22,798	2,602	(1,863)	23,537
Profit for the year attributable to non-controlling interests	13,995	—	1,863	15,858
Basic and diluted earnings per share (RMB Yuan)	0.12			0.13

Summarized statement of comprehensive income for the year ended December 31, 2018:
Revenue	2,353,588	37,385	(16,039)	2,374,934
Total operating expenses	(2,232,591)	(35,440)	16,039	(2,251,992)
Profit from operations	120,997	1,945	—	122,942
Profit for the year	72,416	1,564	—	73,980
Profit for the year attributable to owners of the Company	52,591	1,564	(1,119)	53,036
Profit for the year attributable to non-controlling interests	19,825	—	1,119	20,944
Basic and diluted earnings per share (RMB Yuan)	0.29			0.29

Summarized financial position as at December 31, 2018:
Current assets	433,128	5,126	(13)	438,241
Non-current assets	1,999,138	3,498	—	2,002,636
Total assets	2,432,266	8,624	(13)	2,440,877
Current liabilities	586,386	10,057	(13)	596,430
Non-current liabilities	435,222	334	—	435,556
Total liabilities	1,021,608	10,391	(13)	1,031,986
Non-controlling interests	196,372	—	(1,264)	195,108
Total equity attributable to owner of the Company	1,214,286	(1,767)	1,264	1,213,783

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

41	LEASES

The leases where the Group is a lessee

(a) Right-of-use assets

	January 1, 2019	Addition	Reduction	December 31, 2019
Cost
Land	153,178	20,471	(752)	172,897
Buildings	83,552	8,368	—	91,920
Equipment and Machinery	2,295	639	—	2,934
Other	1,617	451	—	2,068

Total	240,642	29,929	(752)	269,819

Accumulated depreciation
Land	—	(6,696)	101	(6,595)
Buildings	—	(7,369)	—	(7,369)
Equipment and Machinery	—	(718)	—	(718)
Other	—	(401)	—	(401)

Total	—	(15,184)	101	(15,083)

Net book value
Land	153,178			166,302
Buildings	83,552			84,551
Equipment and Machinery	2,295			2,216
Other	1,617			1,667

Total	240,642			254,736

The Group’s leasing of land principally represents use rights of land, the remaining lease term is from 2 years to 30 years. The Group’s leasing classified as buildings principally represents gas station, gas and gasoline storage and office buildings. The Group’s leasing classified as equipment and machinery principally represents drilling equipment, manufacturing facilities, and other movable equipment.

(b) Lease liabilities

December 31, 2019
Lease liabilities	171,536
Less: Lease liabilities due within one year	(7,393)

164,143

Depreciation charged to profit or loss provided on right-of-use assets for the year ended December 31, 2019 was RMB 14,973.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Analysis of the undiscounted cash flow of the lease liability is as follows:

December 31, 2019
RMB
Within 1 year	14,304
Between 1 and 2 years	13,569
Between 2 and 5 years	37,531
Over 5 years	210,750

276,154

42	EVENTS AFTER THE REPORTING PERIOD

(1)	Impact of COVID-19

January 2020 witnessed an outbreak of COVID-19, and China is set to take its toll on the Chinese economy. The Group was also significantly affected by the COVID-19, such that the market demand for, and the prices of, the Company’s oil and gas products have declined, and the operation and management of oil and gas industrial chain became more complicated and difficult. The Group actively set up an anti-COVID-19 steering team to arrange in time for various steps to be taken in response, safeguarding the health of its employees in addition to safe and well-ordered production and operation, broadening sources of income and reducing expenditure as well as cutting costs and enhancing efficiency, controlling the capital expenditures and costs, optimizing debt settlement structure, actively promoting price promotion, and accelerating the development of domestic natural gas business, thus trying to minimize the loss arising therefrom and ensure sustainable business development in the long run. As of the issuance date of these financial statements, there is still significant uncertainty about the short-term and long-term adverse effects of the COVID-19 pandemic on the global and Chinese economy and financial markets, as such, we cannot reasonably estimate the short-term or long-term impact of the COVID-19 on the business operation and financial performance of the Group.

(2)	Short-term readjustment of natural gas price

On February 22, 2020, NDRC issued the Notice on Interim Reduction of Gas Cost for Non-resident Use to Support Resumption of Work and Production (Fa Gai Jia Ge [2020] No. 257) (《關於階段性降低非居民用氣成本支持企業復工複產的通知》（發改價格〔 2020〕257號）) (the “Notice”) pursuant to which, to act on the government’s guideline in respect of proper coordination of anti-COVID-19 efforts as well as economic and social development, the cost of non-resident use of gas will be lowered in the short term. Starting from the date thereof to June 30, 2020, off-season price policies shall be implemented in advance for the city gate prices of natural gas for non-resident use, greater price discounts shall be provided to industries, such as chemical fertilizers, which are deeply affected by the COVID-19, and the end-user prices of natural gas should reduce timely. The sales revenue and profits of natural gas sales of our Group will be affected to certain extent, however, we will go on optimizing our production and operation and pushing ahead sustainable and high-quality business development.

(3)	The price of international crude oil fell sharply

Since the beginning of March 2020, due to unfavorable outlook of the world economy affected by the COVID-19 and oversupply of crude oil in the global market, international crude oil prices have fallen sharply. The decline in international crude oil prices has adversely affected the Group’s sales revenue and profits, the Group actively takes measures to deal with the risks of crude oil price fluctuations, and strives to maintain stable and healthy development of production and operations.

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

Proved reserve estimates as of December 31, 2019, 2018 and 2017 were based on reports prepared by DeGolyer and MacNaughton, Gaffney, Cline & Associates, McDaniel & Associates, Ryder Scott and GLJ independent engineering consultants.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Estimated quantities of net proved crude oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

	Crude Oil and Condensate	Natural Gas	Total – All products
	(million barrels)	(billion cubic feet)	(million barrels of oil equivalent)
Proved developed and undeveloped reserves
The Group
Reserves at December 31, 2016	7,438	78,712	20,556
Changes resulting from:
Revisions of previous estimates	486	(1,751)	195
Improved recovery	98	—	98
Extensions and discoveries	346	3,350	905
Production	(887)	(3,423)	(1,458)

Reserves at December 31, 2017	7,481	76,888	20,296
Changes resulting from:
Revisions of previous estimates	526	(1,378)	297
Improved recovery	96	—	96
Extensions and discoveries	428	4,565	1,188
Production	(890)	(3,608)	(1,492)

Reserves at December 31, 2018	7,641	76,467	20,385

Changes resulting from:
Revisions of previous estimates	(50)	(766)	(177)
Improved recovery	91	—	91
Extensions and discoveries	480	4,443	1,221
Production	(909)	(3,908)	(1,561)

Reserves at December 31, 2019	7,253	76,236	19,959

Proved developed reserves at:
December 31, 2017	5,593	39,243	12,133
December 31, 2018	5,843	40,128	12,531
December 31, 2019	5,474	39,870	12,119
Proved undeveloped reserves at:
December 31, 2017	1,888	37,645	8,163
December 31, 2018	1,798	36,339	7,854
December 31, 2019	1,779	36,366	7,840
Equity method investments
Share of proved developed and undeveloped reserves of associates and joint ventures
December 31, 2017	395	372	457
December 31, 2018	321	429	393
December 31, 2019	287	394	353

At December 31, 2019, total proved developed and undeveloped reserves of the Group and equity method investments is 20,312 million barrels of oil equivalent (December 31, 2018: 20,778 million barrels of oil

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

equivalent, December 31, 2017: 20,753 million barrels of oil equivalent), comprising 7,540 million barrels of crude oil and condensate (December 31, 2018: 7,962 million barrels, December 31, 2017: 7,876 million barrels) and 76,630 billion cubic feet of natural gas (December 31, 2018: 76,896 billion cubic feet, December 31, 2017: 77,260 billion cubic feet).

At December 31, 2019, 6,500 million barrels (December 31, 2018: 6,830 million barrels, December 31, 2017: 6,622 million barrels) of crude oil and condensate and 74,533 billion cubic feet (December 31, 2018: 74,480 billion cubic feet, December 31, 2017: 74,702 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located within Mainland China, and 753 million barrels (December 31, 2018: 811 million barrels, December 31, 2017: 859 million barrels) of crude oil and condensate and 1,703 billion cubic feet (December 31, 2018: 1,987 billion cubic feet, December 31, 2017: 2,186 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located overseas.

Capitalized Costs

	December 31, 2019	December 31, 2018
	RMB	RMB
The Group
Property costs and producing assets	1,820,481	1,692,861
Support facilities	440,722	420,505
Construction-in-progress	149,068	119,501

Total capitalized costs	2,410,271	2,232,867
Accumulated depreciation, depletion and amortization	(1,429,389)	(1,312,907)

Net capitalized costs	980,882	919,960

Equity method investments
Share of net capitalized costs of associates and joint ventures	24,785	25,963

Costs Incurred for Property Acquisitions, Exploration and Development Activities

	2019
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Exploration costs	41,687	1,972	43,659
Development costs	166,321	21,375	187,696

Total	208,008	23,347	231,355

Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	—	2,178	2,178

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

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Results of Operations for Oil and Gas Producing Activities

The results of operations for oil and gas producing activities for the years ended December 31, 2019, 2018 and 2017 are presented below. “Revenue” includes sales to third parties and inter-segment sales (at arm’s-length prices), net of value-added taxes. Resource tax, crude oil special gain levy and other taxes are included in “taxes other than income taxes”. Income taxes are computed using the applicable statutory tax rate, reflecting tax deductions and tax credits for the respective years ended.

	2019
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Revenue
Sales to third parties	44,001	50,611	94,612
Inter-segment sales	379,968	14,956	394,924

	423,969	65,567	489,536
Production costs excluding taxes	(127,900)	(11,011)	(138,911)
Exploration expenses	(19,821)	(954)	(20,775)
Depreciation, depletion and amortization	(115,648)	(24,792)	(140,440)
Taxes other than income taxes	(24,876)	(5,853)	(30,729)
Accretion expense	(5,294)	(231)	(5,525)
Income taxes	(24,085)	(11,729)	(35,814)

Results of operations from producing activities	106,345	10,997	117,342

Equity method investments
Share of profit for producing activities of associates and joint ventures	—	3,253	3,253

Total of the Group and equity method investments results of operations for producing activities	106,345	14,250	120,595

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

	2018
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Revenue
Sales to third parties	46,051	57,975	104,026
Inter-segment sales	381,740	4,542	386,282

	427,791	62,517	490,308
Production costs excluding taxes	(118,979)	(9,761)	(128,740)
Exploration expenses	(17,767)	(959)	(18,726)
Depreciation, depletion and amortization	(120,378)	(33,008)	(153,386)
Taxes other than income taxes	(30,140)	(6,262)	(36,402)
Accretion expense	(5,483)	(195)	(5,678)
Income taxes	(25,991)	(10,114)	(36,105)

Results of operations from producing activities	109,053	2,218	111,271

Equity method investments
Share of profit for producing activities of associates and joint ventures	—	3,867	3,867

Total of the Group and equity method investments results of operations for producing activities	109,053	6,085	115,138

	2017
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Revenue
Sales to third parties	39,588	39,330	78,918
Inter-segment sales	305,336	5,082	310,418

	344,924	44,412	389,336
Production costs excluding taxes	(112,182)	(7,830)	(120,012)
Exploration expenses	(16,732)	(7,152)	(23,884)
Depreciation, depletion and amortization	(135,703)	(18,436)	(154,139)
Taxes other than income taxes	(20,624)	(3,534)	(24,158)
Accretion expense	(5,212)	(241)	(5,453)
Income taxes	(12,098)	(3,667)	(15,765)

Results of operations from producing activities	42,373	3,552	45,925

Equity method investments
Share of profit for producing activities of associates and joint ventures	—	2,050	2,050

Total of the Group and equity method investments results of operations for producing activities	42,373	5,602	47,975

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2019, 2018 and 2017 is based on the prices used in estimating the Group’s proved oil and gas reserves, year-end costs, currently enacted tax rates related to existing proved oil and gas reserves and a 10% annual discount factor. “Future cash inflows” are net of value-added taxes. Corporate income taxes are included in “future income tax expense”. Other taxes are included in “future production costs” as production taxes.

The standardized measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2019, 2018 and 2017 is as follows:

RMB
The Group
At December 31, 2019
Future cash inflows	5,872,624
Future production costs	(1,947,039)
Future development costs	(640,281)
Future income tax expense	(746,506)

Future net cash flows	2,538,798
Discount at 10% for estimated timing of cash flows	(1,213,729)

Standardized measure of discounted future net cash flows	1,325,069

RMB
The Group
At December 31, 2018
Future cash inflows	6,234,378
Future production costs	(2,087,979)
Future development costs	(556,893)
Future income tax expense	(809,594)

Future net cash flows	2,779,912
Discount at 10% for estimated timing of cash flows	(1,397,846)

Standardized measure of discounted future net cash flows	1,382,066

RMB
The Group
At December 31, 2017
Future cash inflows	5,287,272
Future production costs	(1,909,890)
Future development costs	(571,125)
Future income tax expense	(594,085)

Future net cash flows	2,212,172
Discount at 10% for estimated timing of cash flows	(1,187,646)

Standardized measure of discounted future net cash flows	1,024,526

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

At December 31, 2019, RMB 1,278,180 (December 31, 2018: RMB 1,320,478, December 31, 2017: RMB 979,330) of standardized measure of discounted future net cash flows related to proved oil and gas reserves located within mainland China and RMB 46,889 (December 31, 2018: RMB 61,588, December 31, 2017: RMB 45,196) of standardized measure of discounted future net cash flows related to proved oil and gas reserves located overseas.

Share of standardized measure of discounted future net cash flows of associates and joint ventures:

December 31, 2019	20,356
December 31, 2018	24,805
December 31, 2017	17,345

Changes in Standardized Measure of Discounted Future Net Cash Flows

Changes in the standardized measure of discounted net cash flows for the Group for each of the years ended December 31, 2019, 2018 and 2017 are as follows:

	Year Ended December 31,
	2019	2018	2017
	RMB	RMB	RMB
The Group
Beginning of the year	1,382,066	1,024,526	756,811
Sales and transfers of oil and gas produced, net of production costs	(303,222)	(308,217)	(232,387)
Net changes in prices and production costs and other	(87,046)	510,325	367,132
Extensions, discoveries and improved recovery	134,631	129,824	77,249
Development costs incurred	53,450	39,725	38,613
Revisions of previous quantity estimates	(17,380)	10,018	14,555
Accretion of discount	149,693	103,225	76,860
Net change in income taxes	12,877	(127,360)	(74,307)

End of the year	1,325,069	1,382,066	1,024,526