Form 20-F
period 2020-12-31
PETROCHINA CO LTD
filed 2021-04-29
CIK 1108329

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

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

Chai Shouping

Telephone number: (8610) 59982622

Facsimile number: (8610) 62099557

Email address: zhanghuayi@petrochina.com.cn

Address: 9 Dongzhimen North Street, Dongcheng District, Beijing 100007, The People’s Republic of China

Wei Fang

Telephone number: (852) 2899 2010

Facsimile number: (852) 2899 2390

Email address: hko@petrochina.com.hk

Address: Suite 3705, Tower 2, Lippo Center, 89 Queensway, Hong Kong

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

*	PetroChina’s H Shares are listed and traded on The Stock Exchange of Hong Kong Limited.
**	Not for trading, but only in connection with the registration of American Depository Shares.
***	PetroChina’s A Shares became listed on the Shanghai Stock Exchange on November 5, 2007.
****	Includes 694,287,100 H Shares represented by American Depositary Shares.

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

“reserves-to-production ratio”	For any given well, field or country, the ratio of proved reserves to annual production of crude oil or, with respect to natural gas, to wellhead production excluding flared gas.

“natural gas for sale”	Marketable production of gas on an “as sold” basis, excluding flared gas, injected gas and gas consumed in operations.

“undeveloped reserves”	Under the SEC reserves rules, undeveloped reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

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

FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	the amounts and nature of future exploration, development and other capital expenditures;

•	future prices and demand for crude oil, natural gas, refined products and chemical products;

•	development projects;

•	exploration prospects;

•	reserves potential;

•	production of oil and gas and refined and chemical products;

•	development and drilling potential;

•	expansion and other development trends of the oil and gas industry;

•	the planned development of our natural gas operations;

•	the planned expansion of our refined product marketing network;

•	the planned expansion of our natural gas infrastructure;

•	the anticipated benefit from the pipeline assets restructuring and our ongoing arrangements with PipeChina;

•	the anticipated benefit from the acquisition of certain overseas assets from CNPC, our parent company;

•	the plan to continue to pursue attractive business opportunities outside China;

•	our future overall business development and economic performance;

•	our anticipated financial and operating information regarding, and the future development and economic performance of, our business;

•	our anticipated market risk exposure arising from future changes in interest rates, foreign exchange rates and commodity prices; and

•	other prospects of our business and operations.

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future and are beyond our control. The forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in this annual report and the following:

•	fluctuations in crude oil and natural gas prices;

•	effects of the COVID-19 pandemic;

•	failure to achieve continued exploration success;

•	failures or delays in achieving production from development projects;

•	continued availability of capital and financing;

•	acquisitions and other business opportunities that we may pursue;

•	general economic, market and business conditions, including volatility in interest rates, changes in foreign exchange rates and volatility in commodity markets;

•	liability for remedial actions under environmental regulations;

•	the actions of competitors;

•	wars and acts of terrorism or sabotage;

•	changes in policies, laws or regulations of the PRC, including changes in applicable tax rates and oil and gas pipeline network reforms;

•	the other changes in global economic and political conditions affecting the production, supply and demand and pricing of crude oil, refined products, petrochemical products and natural gas; and

•	the other risk factors discussed in this annual report, and other factors beyond our control.

You should not place undue reliance on any forward-looking statements.

PART I

Item 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable. However, see “Item 6 — Directors, Senior Management and Employees — Directors, Senior Management and Supervisors” and “Item 16C — Principal Accountant Fees and Services”.

Item 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3 — KEY INFORMATION

Selected Financial Data

Historical Financial Information

You should read the selected historical financial data set forth below in conjunction with our consolidated financial statements and the notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected consolidated statement of comprehensive income (except for ADS data) and cash flow data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated statement of financial position data as of December 31, 2019 and 2020 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of comprehensive income data (except for ADS data) and cash flow data for the years ended December 31, 2016 and 2017 and the selected consolidated statement of financial position data as of December 31, 2016, 2017 and 2018 set forth below are derived from our audited financial statements not included in this annual report. Our consolidated financial statements were prepared in accordance with IFRS as issued by the International Accounting Standards Board. The financial information included in this section may not necessarily reflect our results of operations, financial position and cash flows in the future.

	As of or for the Year Ended December 31,
	2016(4)	2017(4)	2018(4)	2019(4)	2020
	(RMB in millions, except for per share, per ADS data and percentages)
Consolidated Statement of Comprehensive Income Data
Revenue	1,627,588	2,032,298	2,374,934	2,516,810	1,933,836
Total operating expenses	(1,564,926)	(1,961,462)	(2,251,992)	(2,395,048)	(1,857,899)
Profit from operations	62,662	70,836	122,942	121,762	75,937
Profit before income tax expense	46,574	55,691	116,770	103,214	56,073
Income tax expense	(15,919)	(16,296)	(42,790)	(36,199)	(22,588)
Profit for the year	30,655	39,395	73,980	67,015	33,485
Attributable to:
Owners of the Company	8,222	23,537	53,036	45,682	19,006
Non-controlling interests	22,433	15,858	20,944	21,333	14,479
Basic and diluted earnings per share attributable to owners of the Company(1)	0.04	0.13	0.29	0.25	0.10
Basic and diluted net earnings per ADS(2)	4.49	12.86	28.98	24.96	10.38
Consolidated Statement of Financial Position Data
Total current assets	385,199	430,294	438,241	466,913	486,767
Total non-current assets	2,019,003	1,983,205	2,002,636	2,265,997	2,001,359
Total assets	2,404,202	2,413,499	2,440,877	2,732,910	2,488,126
Total current liabilities	507,530	588,551	596,430	661,419	605,418
Total non-current liabilities	529,870	446,960	435,556	627,186	516,087
Total liabilities	1,037,400	1,035,511	1,031,986	1,288,605	1,121,505
Equity attributable to owners of the Company	1,187,337	1,192,572	1,213,783	1,230,156	1,215,158
Non-controlling interests	179,465	185,416	195,108	214,149	151,463
Total equity	1,366,802	1,377,988	1,408,891	1,444,305	1,366,621
Other Financial Data
Dividend declared and proposed per share	0.06	0.13	0.18	0.14	0.17
Dividend declared and proposed per ADS	5.93	13.00	17.88	14.37	17.48
Capital expenditures	172,961	219,346	256,106	296,776	246,493
Return on net assets (%)(3)	0.7	2.0	4.4	3.7	1.6
Consolidated Statement of Cash Flow Data
Net cash flows from operating activities	268,897	368,729	353,256	359,610	318,575
Net cash flows used for investing activities	(176,310)	(243,790)	(267,812)	(332,948)	(181,986)
Net cash flows used for financing activities	(70,454)	(96,746)	(125,703)	(27,276)	(99,400)

(1)

For the years ended December 31, 2016, 2017, 2018, 2019 and 2020, respectively, basic and diluted earnings per share were calculated by dividing the profit attributable to owners of the Company by 183,021 million, the total number of shares outstanding in each of these financial years.

(2)	Each ADS represents 100 H Shares. The basic and diluted earnings per ADS were calculated with the same method as that used for the calculation of the basic and diluted earnings per share.
(3)	Return on net assets is calculated as “Profit for the year attributable to owners of the Company” divided by “Equity attributable to owners of the Company”.
(4)

(a) The comparative data in the table was presented as if Dalian West Pacific Petrochemical Co., Ltd. had been consolidated since the earliest year presented. Please refer to “Item 4 — Information on the Company — Acquisitions and Divestments” and Note 40 to our consolidated financial statements in our Form 20-F filed with the SEC on April 29, 2020.

(b) We initially applied IFRS 16 on January 1, 2019 and IFRS 15 and IFRS 9 on January 1, 2018. According to the adopted transition plan, the comparative data has not been restated. For a detailed description of the changes and impacts of these accounting standards, please refer to Note 3 (aa) to our financial statements included in our Form 20-F filed with the SEC on April 29, 2020.

Risk Factors

Our business is subject to various changing competitive, economic, social, political and regulatory and other related conditions. Such changing conditions entail certain risks, which are described below.

Risks Related to Macro Economic Conditions

Our operations may be adversely affected by international and domestic economic conditions. As the oil and gas industry is sensitive to macro-economic trends, oil and gas prices tend to fluctuate along with changes in macro-economic conditions. We may experience pricing pressure on our refined products in recessionary periods, which would have an adverse effect on our profitability. Changes in macro-economic conditions can affect the demand for certain of our products. These factors may also lead to intensified competition for market share, with consequential potential adverse effects on sales volumes. Inflation may lead to increase in our operating costs. Notwithstanding the measures taken by the PRC government to control inflation, China may experience an increase in inflation in the future and our operating costs may become higher than anticipated. The financial, economic or political situation may also have a negative impact on third parties with whom we do business, and may impact their ability to perform contractual obligations to us. In addition, other factors that affect the macro economy, such as declining population growth rates, geopolitical tensions, conflicts and wars, trade and tariff policies, and major public health events, such as the COVID-19 pandemic, may have an adverse impact on oil and gas and petrochemical industries, including us. Any of these factors may adversely affect our financial condition, results of operations and liquidity.

Risks Related to Competition

The oil, gas and petrochemicals industries are highly competitive. There is strong competition, both within the oil and gas industry and with other industries, in supplying the fuel needs of commercial, industrial and residential markets. In recent years, with the intensive reform of China’s petroleum, refining and chemical, natural gas, LNG, pipelines and refined oils sales industries, we have been facing increasingly intense competition in the exploration, refinery, chemical, sales, and oil and gas service sectors from privately-owned companies, foreign-invested enterprises and other state-owned enterprises that recently entered the oil and gas industries. In addition, the rapid development of unconventional oil and gas resources, new energy sources and new products also poses competition with the conventional energy and petrochemical industries. In particular, the booming of the new energy vehicle industry confronts the oil industry with tough challenges. In October 2020, the State Council issued the New Energy Vehicle Industry Development Plan (for 2021-2035), according to which, China expects that the share of new energy vehicles out of total vehicle sales in China to rise to 20% by 2025 and pure electric vehicles to account for the majority of vehicle sales by 2035. We expect to see continued rapid development of the new energy vehicle industry, which will adversely affect the consumption of refined oil products. Competition puts pressure on product prices, affects oil products marketing and requires continuous management focus on identifying new trends, reducing unit costs and improving efficiency. The implementation of our growth strategy requires continued technological advances and innovation, including advances in exploration, production, refining, petrochemicals manufacturing technology and advances in technology related to energy usage. Our performance could be impeded if competitors developed or acquired intellectual property rights to technology that we required or if our innovation lagged the industry.

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

Risks Related to Outbound Investments and Trading

We are subject to various political, legal and regulatory environments in foreign countries where we operate, some of which are known to be unstable and differ in certain significant respects from those prevailing in developed countries. The main factors affecting our outbound investments include unstable political situations, unstable tax policies and unstable regulatory regimes. CNPC, our controlling shareholder, and its affiliates and subsidiaries may choose to undertake, without our involvement, overseas investments, operations and trading in the oil and gas industry, including certain exploration and production of oil and gas, refining, transportation, trading, engineering construction and technical services, operations of pipelines and liquefied natural gas, or LNG projects, or other business activities in certain countries or with certain entities that are subject to U.S. economic sanctions or are designated as State Sponsors of Terrorism, including Iran, Sudan, Cuba, Russia, Burma and Venezuela.

In 2018, the United States withdrew from the Joint Comprehensive Plan of Action (“JCPOA”) and reimposed certain sanctions against Iran, which were conditionally lifted in 2015 following entry into the JCPOA. These reimposed sanctions have implications for non-U.S. companies, including requiring foreign companies to cease participation in projects in certain sectors of Iran (including the energy sector), and prohibiting or restricting oil imports from Iran, except for eight countries and regions (including China) which were granted a Significant Reduction Exception (“SRE”) to be able to continue to import limited oil until May 2019. Pursuant to section 13(r) to the U.S. Securities Exchange Act of 1934, reporting issuers are required to disclose whether they or any of their affiliates have knowingly engaged in certain activities, transactions, or dealings related to Iran during the reporting period, including activities not prohibited by U.S. or other law. Based on CNPC’s response to our inquiries, in 2020, a subsidiary of CNPC (the “CNPC Sub”) held interests in certain oil and gas development projects in Iran, namely, (i) the MIS oilfields in which the CNPC Sub obtained a 100% interest in 2010, and (ii) the North Azadegan oilfield, in which the CNPC Sub obtained a 100% interest in 2009. From the re-imposition of U.S. sanctions, the CNPC Sub has been providing minimal support and services to the two oilfields. Since May 2019 when the SRE expired, the two oilfields have suspended lifting oil for investment recovery and did not generate any revenue for the CNPC Sub.

Since July 2014, the United States has adopted economic sanctions against certain Russian persons and entities, including various entities operating in the financial, energy and defense sectors, such as Rosneft, Gazprom, Transneft, and OAO Novatek as well as those companies in which the foregoing companies independently or jointly hold a 50% or more interest. These sanctions prohibit U.S. persons from transacting in, providing financing for or otherwise dealing in debt issuance by certain of these entities, or exporting, transferring, or providing certain technologies, equipment or services to certain oil-development projects in Russia. CNPC and our company had certain pre-existing trading and investment relationships with some of these sanctioned Russian entities, which are not subject to any such restrictions. For example, CNPC entered into a long-term agreement with each of Rosneft and Transneft to import crude oil from Russia in 2009 and a long-term agreement with Rosneft to import crude oil from Russia in June 2013. CNPC has resold, and will for the foreseeable future resell, all or a substantial portion of the imported crude oil from Rosneft and Transneft under the crude oil agreements to us. In May 2014, CNPC signed a long-term agreement with Gazprom to import natural gas from Russia, which was assigned to one of our subsidiaries in 2019. CNPC also indirectly holds 20% equity interest in OAO Yamal LNG and 10% equity interest in Arctic LNG 2, in both of which OAO Novatek holds more than 50% interest. In May 2014, we entered into a long-term LNG import agreement with a subsidiary of OAO Yamal LNG to import LNG from Russia.

In August 2017, the United States imposed economic sanctions against the Government of Venezuela and certain state-owned entities, including Petroleos de Venezuela, S.A. (“PdVSA”). These sanctions prohibit U.S. persons from transacting in, providing financing for or otherwise dealing in “new debt” issued by these entities on or after August 25, 2017, with certain exceptions for short-term debt. Neither CNPC nor PetroChina purchased such new debt securities issued by the Government of Venezuela or by PdVSA, nor did they provide any assistance to third parties in this regard. In 2019, the United States issued enhanced sanction measures against Venezuela, which included blocking the property of Venezuelan government and its controlled entities (including PdVSA), and introducing new restrictions on Venezuela’s oil sector. Under these programs, persons determined to be operating in the oil sector of the Venezuelan economy, or to have materially assisted, sponsored, or provided financial, material, or technological support for, or goods or services to or in support of, any person included on the list of SDNs and Blocked Persons, may also be subject to risk of being designated for blocking sanctions. CNPC has longstanding trading and investment activities in Venezuela, but has suspended purchases of oil from Venezuela since 2019. In 2008, CNPC Exploration and Development Company Limited (“CNPC E&D”), a joint venture held as to 50% by us and 50% by a wholly-owned subsidiary of CNPC, established a joint venture with PdVSA (the “JV”) to operate the Sinovensa block located in Carabobo, Monagas State, Venezuela., which block produces and sells heavy oil. CNPC E&D holds a 40% interest in the JV and PdVSA holds the remaining 60%. In 2020, CNPC E&D contributed no new investment in the JV. We also indirectly hold minority interests in a few other small projects in Venezuela. For the year ended December 31, 2020, the share of profit generated from the Sinovensa block and these other projects in aggregate accounted for approximately 0.008% of our total profit.

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

In July 2012, OFAC added Bank of Kunlun Co., Ltd., or Kunlun Bank, an affiliate of our company due to common control by CNPC, to its “List of Foreign Financial Institutions Subject to Part 561”, which was replaced by the list of Correspondent Account of Payable-Through Account Sanctions, pursuant to the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010. OFAC reported that Kunlun Bank provided financial services to at least six Iranian banks that were on OFAC’s sanctions list during 2012. These financial services included holding accounts, making transfers and paying letters of credit on behalf of the designated banks. In 2018, Kunlun Bank has discontinued the business activities which are subject to U.S. sanctions. In 2020, Kunlun Bank’s settlement business involving Iran has been limited to settlement of humanitarian materials and other business activities that are not subject to sanctions, and it has ceased business cooperation with the banks that are subject to secondary sanctions. Beginning in May 2019, Kunlun Bank further ceased involvement in settlement activities related to Iranian crude oil trade. Our company has no involvement in or control over such activities of Kunlun Bank or CNPC and CNPC subsidiaries and affiliates, and we have never received any revenue or profit derived from these activities.

Risks Related to Government Regulation

Although we have business operations in other countries and regions, our operations in China currently contribute the large majority of our revenue. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in China. The PRC government regulates industry development by implementing industrial policies. The PRC government also plays a significant role in China’s economic growth by allocating resources, imposing market-entry conditions, setting financial and tax policy, foreign exchange policy and monetary policy, regulating financial services and institutions, and providing preferential treatment to certain industries. Some of these measures may benefit the overall Chinese economy, but may also have an adverse effect on us.

Our operations, like those of other PRC oil and gas companies, are subject to extensive regulations and control by the PRC government. These regulations and control affect many material aspects of our operations, such as exploration and production licensing, pricing, industry-specific and product-specific taxes and fees and environmental and safety standards. As a result, we may face significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability.

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

Because PRC laws, regulations and legal requirements dealing with economic matters continue to evolve, and because of the limited volume of published judicial interpretations and the non-binding nature of prior court decisions, the interpretation and enforcement of these laws, regulations and legal requirements involve some uncertainty. The PRC laws and regulations with respect to companies, securities and litigations are different in certain important aspects from those in the United States, Hong Kong and other common law jurisdictions, and most of our assets are located in the PRC and most of our directors and substantially all of our executive officers reside in the PRC. As a result, it may be difficult or impossible for our shareholders (including holders of our ADSs) to bring an action against us or our directors and officers in an event that they believe their rights have been infringed. Even if any shareholders are successful in an action of this kind, they may be unable to enforce a judgment against our assets or the assets of our directors and officers.

Furthermore, due to jurisdictional limitations, the ability of U.S. authorities, such as the U.S. Securities and Exchange Commission, or the SEC, and the U.S. Department of Justice, or the DOJ, to investigate and bring enforcement actions against us may be limited. PRC laws may constrain the ability of our company and our directors and officers to cooperate with such an investigation or action. For example, according to Article 177 of the newly amended PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Without the consent of China Securities Regulatory Commission, or CSRC, and other relevant PRC authorities, no organization or individual may provide documents or materials relating to securities business activities to overseas parties. As a result of the foregoing, you may have more difficulty in protecting your interests through actions against our company, directors, officers or our majority shareholder. Shareholder protection through actions initiated by the SEC, DOJ and other U.S. authorities may also be limited.

Risks Relating Financial Reporting Differences

As a foreign private issuer, we are exempt from certain disclosure requirements under the U.S. Exchange Act, which may afford less protection to you than you would enjoy if we were a domestic U.S. company. As a foreign private issuer, we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the U.S. Exchange Act and the rules relating to selective disclosure of material nonpublic information under Regulation FD under the U.S. Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the U.S. Exchange Act. We are also not required under the U.S. Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the U.S. Exchange Act. For example, in addition to annual reports with audited financial statements, domestic U.S. companies are required to file with the SEC quarterly reports that include interim financial statements reviewed by an independent registered public accounting firm and certified by the companies’ principal executive and financial officers. By contrast, as a foreign private issuer, we are not required to file such quarterly reports with the SEC or to provide quarterly certifications by our principal executive and financial officers. Although we are required by the listing rules of Shanghai Stock Exchange with respect to our A Shares to publish quarterly and semi-annual reports and also required by listing rules of Hong Kong Stock Exchange with respect to our H Shares to publish semi-annual reports, and such reports are furnished to the SEC on Form 6-K, our financial statements included in the reports are not reviewed by our independent registered public accounting firms, and are only reviewed and signed by all our directors, president and CFO.

Risks Related to Controlling Shareholder

As of December 31, 2020, CNPC beneficially owned approximately 80.41% of our share capital. This ownership percentage enables CNPC to elect our entire board of directors without the concurrence of any of our other shareholders. Accordingly, CNPC is in a position to:

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

In recent years, international prices for crude oil have fluctuated substantially in response to changes in global and regional economy, politics and supply and demand for crude oil. We do not have, and will not have, control over factors affecting international prices for crude oil. Fluctuations and volatility in crude oil prices have a significant impact in our results of operations. A decline in crude oil prices may reduce revenues from, and may result in a loss in, our exploration and production segment. For example, during the first half of 2020, due to the outbreak of COVID-19 pandemic and some other reasons, there was a rarely seen drastic drop in oil prices with an unprecedented negative oil price reported. The decline in international crude oil prices is expected to greatly affect our upstream business profits and oil and gas import costs, and affect our downstream business profits through China’s pricing mechanism of refined oil products, thereby adversely affecting our overall sales revenue and profits. Further, if crude oil prices remain at a low level for a prolonged period, we would be required to determine and estimate whether our oil and gas assets may suffer impairment and, if so, the amount of the impairment. An increase in crude oil prices may, however, increase the production costs of refined products, reduce demand for our products and affect our operating profits.

Under the current refined oil pricing mechanism implemented by the PRC government, when there is a change in the average crude oil price in the international market during a given time period, the PRC government can adjust refined oil prices. When international crude oil price experiences sustained increases or becomes significantly volatile, the PRC government may increase its control over the refined oil prices. As a result, the regulation on refined product prices by the PRC government may reduce our profit and cause our refining assets to suffer impairment.

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

We receive most of our revenues in Renminbi. A portion of our Renminbi revenues must be converted into other currencies to meet our foreign currency obligations. The existing foreign exchange limitations under the PRC laws and regulations could affect our ability to obtain foreign exchange through debt financing, or to obtain foreign exchange for capital expenditures. The value of Renminbi against U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The PRC government has implemented a floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. Because a substantial part of our imports and our outbound investments are settled in foreign currencies, the exchange rates between RMB and U.S. dollars and any other relevant foreign currencies may have an effect on our purchase costs and our investment costs.

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

Significant operating hazards and natural disasters such as earthquake, tsunami and health epidemics such as the COVID-19 pandemic, may cause partial interruptions to our operations and property and environmental damage that could have an adverse impact on our financial condition.

Risks Related to COVID-19

During the first half of 2020, affected by the COVID-19 pandemic, the global oil supply and demand were severely imbalanced, resulting in a precipitous fall in oil prices, creating heavy pressure on the oil and gas industry, which in turn posed a tough challenge to our operations. Many countries’ governments have imposed increasingly stringent restrictions to help avoid, or slow down, the spreading of COVID-19, including, for example, restrictions on international and local travel, public gatherings and participation in meetings, as well as closures of universities, schools, stores and restaurants, with some countries imposing strict curfews. In China, various forms of restrictions were imposed and certain of them continue to be in place, and there can be no assurance that these restrictions will not be extended further on one or more occasions. These measures have led to a significant decline in demand for, and prices of, our refined oil products and natural gas, and the restrictions had an adverse effect in the short to medium-term on our oil and gas business chains. Globally, these widespread restrictions in various countries across the world resulted in a decrease in demand for oil, thereby also putting pressure on global oil prices. Although some of the measures, particularly in China, have been lifted, there can be no assurance that these measures will not be reinstated.

Moving forward, the impact of the COVID-19 pandemic on our business will depend on a range of factors which we are not able to accurately predict, including the duration, severity and scope of the pandemic, including any variants or resurgence and efficacy of any vaccines, the geographies impacted, the impact of the pandemic on economic activity in China and globally, and the nature and aggressiveness of measures adopted by governments. These factors include, but are not limited to:

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

As of the date of this report, there is significant uncertainty relating to the severity of the long-term adverse impact of the COVID-19 pandemic on the global economy, global financial markets and the Chinese economy, and we are unable to accurately predict the long-term impact of the COVID-19 pandemic on our business. To the extent the COVID-19 pandemic will adversely affect our business and financial results, it may also have the effect of heightening many of the other risks described in this ‘‘Risk Factors’’ section, such as those relating to macro-economic conditions, pricing and our liquidity. See also “Risk Factors — Risks Related to Marco Economic Conditions”, “Risk Factors — Risks Related to Pricing and Exchange Rate.” and “Risk Factors — Risks Related to Liquidity”.

Risks Related to Climate Change

In recent years, the oil industry has faced an increasingly severe challenge imposed by global climate change. Numerous international, domestic and regional treaties and agreements that restrict carbon emissions have been executed and become effective. China and some other countries in which we operate have adopted, or are considering the adoption of, regulations to reduce carbon emissions. These include adoption of carbon emission quota and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for clean energy. The Chinese government has announced that China aims to hit peak emissions before 2030 and realize carbon neutrality by 2060. These policies and measures will bring opportunities to our new energy business, but may lead to an increase in our expenditures for our conventional oil and gas business, make our oil products more expensive and reduce their demand. As a result, we have to adjust our investment plans and change our business strategies, and our results of operations may be adversely affected. See “Risk Factors — Risks Related to Environmental Protection and Safety Production”.

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

Risks Related to Liquidity

We have made best endeavors to ensure an appropriate level of liquidity and financing ability. However, as we are currently making our efforts to find high-quality large-scale reserves, strengthening capacity building in key areas, constructing new, and expanding some existing, refinery and petrochemical facilities and expanding the oil and gas terminal markets, we may have to make substantial capital expenditures and investments. We cannot assure you that the cash generated by our operations will be sufficient to fund these development plans or that our actual future capital expenditures and investments will not significantly exceed our current planned amounts. If either of these conditions arises, we may have to seek external financing to satisfy our capital needs. Our inability to obtain sufficient funding for our development plans could adversely affect our business, financial condition and results of operations.

Risks Related to Effectiveness of Internal Control over Financial Reporting

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Although our management concluded that our internal control over our financial reporting as of December 31, 2020 was effective, and our independent registered public accounting firm has issued an attestation report, which concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2020, we may discover other deficiencies in the course of our future evaluation of our internal control over our financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our shares.

Risks Related to Audit Reports Prepared by an Auditor who is not Inspected by the Public Company Accounting Oversight Board

As a company with shares registered with the SEC, and traded publicly in the United States, our independent registered public accounting firm is required under the laws of the United States to be registered with the Public Company Accounting Oversight Board, or the PCAOB, and undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Under PRC laws, however, the PCAOB is currently unable to inspect a registered public accounting firm’s audit work relating to a company’s operations in China without the approval of the Chinese authorities. The CSRC also stated that cross-border audit supervision should be realized through regulatory cooperation between China and the United States. Accordingly, our independent registered public accounting firm’s audit of our operations in China is not subject to PCAOB inspections. In recent years, the SEC and the PCAOB have issued a number of joint statements highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. In December 2020, the Holding Foreign Companies Accountable Act, or the HFCA Act, was signed into law. Among others, the HFCA Act requires (i) the SEC to prohibit securities of an identified foreign company listed in the U.S. from being traded on any national securities exchange or over-the-counter market in the U.S., if for three consecutive years, the company’s auditor that has a branch or office located in a foreign jurisdiction, and the PCAOB is unable to inspect or investigate the auditor completely because of a position taken by an authority in the foreign jurisdiction; (ii) such identified company to satisfy certain disclosure requirements. In March 2021, the SEC issued interim final rules to implement the disclosure requirements of the HFCA Act. We will be required to comply with these disclosure rules if the SEC identifies us as a covered issuer under a process to be subsequently established by the SEC. Rules of SEC to implement the trading prohibition requirement of the HFCA Act has not yet issued. Besides, in August 2020, the United State President’s Working Group on Financial Markets, or the PWG, released the Report and Recommendations on Protecting Investors from Significant Risks from Chinese Companies, or the Report. The PWG recommended that the SEC take steps to implement the recommendations outlined in the report. In particular, to address companies from jurisdictions, such as China, that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, the PWG recommended enhanced listing standards on U.S. exchanges and require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed companies. The PWG recommended the new listing standards could provide for a transition period until January 1, 2022 for currently listed companies. Implementation of the HFCA Act, the Report or other efforts to increase U.S. regulatory access to audit information could result in a suspension of trading or even mandatory delisting of our ADSs from the NYSE. This would subject our investors and us to uncertainty and have an adverse effect on the market price of our ADSs.

The PCAOB has conducted inspections of independent registered public accounting firms outside of China and has at times identified deficiencies in the audit procedures and quality control procedures of those accounting firms. Such deficiencies may be addressed in those accounting firms’ future inspection process to improve their audit quality. Due to the lack of PCAOB regular inspections of audit work undertaken in China, our investors do not have the benefit of the PCAOB inspection of our independent registered public accounting firm’s audit work and audit quality control procedures.

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

Risks Related to Pipeline Asset Restructuring

In 2020, we sold our interests in certain branch companies, subsidiaries and associated companies, which together held our major pipeline assets to China Oil & Gas Pipeline Network Corporation (“PipeChina”) in exchange for 29.9% of the equity interests in PipeChina and a cash consideration. In 2021, our subsidiary Kunlun Energy sold its equity interests in two entities holding pipeline assets to PipeChina for a cash consideration. After completion of the transactions, PipeChina will be responsible for operating the pipeline assets and providing us with the pipeline transmission services pursuant to the arrangements under the agreements entered into between us and PipeChina, and we will enjoy the rights as a shareholder of PipeChina according to its articles of association. We cannot assure you that PipeChina can duly perform all the arrangements agreed with us and properly operate, maintain and manage its assets, serve our best interests, or that the dividends received from PipeChina are of a level comparable with that of the historical earnings made by us from our own operation of the pipeline assets. Should PipeChina fail to perform any arrangement agreed with us, or to properly operate, maintain or manage the assets, or to provide us with stable services, or to maintain its profitability, our operational and financial conditions may suffer an adverse effect. In addition, the business model of PipeChina is expected to be able to promote the competition in both the upstream supply market and the downstream sales market in China, which in turn may adversely affect our competitiveness. See “Item 4 — Information on the Company — Acquisitions and Divestments”.

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

We are the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the world. We are engaged in a broad range of petroleum and natural gas related activities, mainly including the exploration, development, production and marketing of crude oil and natural gas; the refining of crude oil and petroleum products, as well as the production and marketing of basic petrochemical products, derivative chemical products and other chemical products; the marketing of refined oil products and trading; and the transmission of natural gas, crude oil and refined oil products as well as the sale of natural gas.

Currently, substantially all of our crude oil and natural gas reserves and production-related assets are located in China. Our exploration, development and production activities commenced in the early 1950s. For seven decades, we have conducted crude oil and natural gas exploration activities in many regions of China. We commenced limited refining activities in the mid-1950s. Our chemicals operations commenced in the early 1950s. In the early 1960s, we began producing ethylene. Our natural gas transmission and marketing activities commenced in Sichuan in Southwestern China in the 1950s.

We have increased our efforts to pursue attractive business opportunities outside China as part of our business growth strategy to utilize both domestic and international resources to strengthen our competitiveness. Since 2005, we have acquired interests in various oil and natural gas assets in several countries, which significantly expanded our overseas operations and effectively increased our oil and gas reserves and production volumes. We are currently assessing the feasibility of making further investments in international oil and gas markets. At the same time, we have been maintaining certain proportion of imported crude oil and natural gas in accordance with our needs. In 2020, we imported approximately 679.3 million barrels of crude oil, as compared to 684.9 million barrels and 711.0 million barrels of crude oil in 2018 and 2019, respectively.

We were established as a joint stock company with limited liability under the Company Law of the PRC on November 5, 1999 as part of a restructuring in which CNPC transferred to us most of the assets and liabilities of CNPC relating to its exploration and production, refining and marketing, chemicals and natural gas businesses.

On April 7, 2000, we completed a global offering of H Shares and ADSs. In September 2005, we completed a follow-on offering of over 3 billion H Shares. In October 2007, we issued 4 billion A Shares. The A Shares were listed on the Shanghai Stock Exchange on November 5, 2007. As of December 31, 2020, CNPC beneficially owned 146,882,339,136 A Shares and 291,518,000 H Shares in us, representing approximately 80.41% of our share capital in aggregate. The H Shares held by CNPC were through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC.

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

The following chart illustrates our corporate organization structure as of December 31, 2020.

(1)	Indicates approximate shareholding.
(2)

Indicates approximate shareholding, including the 291,518,000 H Shares indirectly held by CNPC as of December 31, 2020 through Fairy King Investments Limited, a wholly owned overseas subsidiary of CNPC, and not including the 5,871,459,673 A Shares transferred to and held in a trust account as collaterals for the exchangeable bonds issued by CNPC.

(3)

Includes PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, IT Service Center, PetroChina Petrochemical Research Institute and several other companies.

Acquisitions and Divestments

On July 23, 2020, we entered into a series of agreements with PipeChina, including (i) the Framework Agreement on Transaction of Oil and Gas Pipeline Related Assets, (ii) ten sub-agreements (including the Equity

Acquisition Agreements on PetroChina Pipeline Co., Ltd., and others) and (iii) the Production and Operation Agreement. Pursuant to these agreements, we agreed to sell, and PipeChina agreed to buy, our interests in certain of our subsidiaries, branches, associated companies (“target entities”), which together held our major oil and gas pipelines, certain gas storage facilities, oil storage facilities, LNG terminals and ancillary facilities, and the initial oil and gas inventory contained therein (together, the “target assets”) in exchange for 29.9% of the equity interests in PipeChina and a cash consideration (the “transaction”). The consideration for the transaction was based on the appraised value of the target assets as of December 31, 2019. The final consideration shall be determined based on an audit taking into account such factors as the profit and loss of the target assets during the transitional period, the adjustments for subsequent events after the base date and the value of the initial oil and gas inventory at the time of delivery. PipeChina warranted that after completion of the transactions, the target assets shall remain in normal operations, and the quality of the services provided to us to be no lower than the previous level. Furthermore, PipeChina undertook that it will not take any action or allow any nonaction that may adversely affect our continuous normal use of any target assets in our production or operation.

On September 28, 2020, the transaction was approved at the general meeting of our company by 99.9963% of votes. On September 30, 2020, all the conditions precedent to the closing of the transaction were satisfied, and the ownership, obligations, responsibilities and risk of the target assets were passed from our company to PipeChina at 24:00 on September 30, 2020.

The total assets sold in the transaction amounted to RMB356,447 million and the book value of net assets attributable to the owners of the Company was RMB200,525 million. The total final consideration was RMB247,471 million, including (i) RMB149,500 million that we recognized as long-term equity investment in PipeChina corresponding to the 29.9% equity interests in PipeChina, and (ii) a cash consideration of RMB97,971 million. For this transaction, we recognized pre-tax profit of RMB46,946 million. The difference between the final adjusted amounts and the amounts that we initially annouced reflected the adjustment mainly due to (i) the changes in prices and quantity of the initial oil and gas inventory and (ii) distribution of profits by certain of the target entities in advance of closing of the transaction.

On December 22, 2020, Kunlun Energy Company Limited (“Kunlun Energy”), a subsidiary of our company, entered into an Equity Transfer Agreement with PipeChina, pursuant to which Kunlun Energy agreed to sell and PipeChina agreed to purchase 60% equity interests in PetroChina Beijing Gas Pipeline Co., Ltd. (“Beijing Pipeline”) and 75% equity interests in PetroChina Dalian LNG Co., Ltd. (“Dalian LNG”) held by Kunlun Energy at a base consideration of approximately RMB40,886 million (subject to the adjustments according to the price adjustment mechanism as set out in the agreement), which shall all be settled in cash by PipeChina. This transaction was completed at 24:00 on March 31, 2021, upon which, Kunlun Energy ceased to hold any equity interests in Beijing Pipeline and Dalian LNG.

We believe that the pipeline restructuring transaction will help us focus more on our upstream exploration and development business as well as our downstream distribution business, and can relieve our pressure on capital expenditures, and help us get greater access to the nationwide oil and gas storage and transmission facilities, so to improve our operational efficiency and value creation capabilities.

See also “Item 3 — Key Information — Risks Related to Pipeline Asset Restructuring”. For details, please refer to the English translation of the transaction agreements included as exhibits to this annual report on Form 20-F.

For information on capital expenditures, please see “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures and Investments.”

Exploration and Production

We engage in crude oil and natural gas exploration, development and production. Substantially all of our total estimated proved crude oil and natural gas reserves are located in China, principally in Northeastern, Northern, Southwestern and Northwestern China. Meanwhile, we have enhanced our overseas cooperation and expanded our strategic presence in five major overseas oil and gas cooperation regions by conducting new project development. In 2020, the crude oil and natural gas produced by us at overseas regions accounted for 19.3%% and 5.4% of our total production of crude oil and natural gas, respectively.

We currently hold exploration and exploitation licenses for oil and gas (including coal seam gas) covering a total area of approximately 272.4 million acres, including the exploration licenses covering a total area of approximately 240.3 million acres and the production licenses covering a total area of approximately 32.1 million acres.

The following table sets forth the financial and operating data of our exploration and production segment for each of the years ended December 31, 2018, 2019 and 2020:

	Year Ended December 31,
	2018	2019	2020
Revenue (RMB in millions)	658,712	676,320	530,807
Profit from operations (RMB in millions)	73,519	96,097	23,092
Proved developed and undeveloped reserves
Crude oil (million barrels)	7,640.8	7,253.3	5,206.1
Natural gas (Bcf)	76,467.0	76,236.0	76,437.1
Production
Crude oil (million barrels)	890.3	909.3	921.8
Natural gas for sale (Bcf)	3,607.6	3,908.0	4,221.0

Reserves

As of December 31, 2020, our total estimated proved reserves of crude oil was approximately 5,206.1 million barrels and our total estimated proved reserves of natural gas was approximately 76,437.1 Bcf. As of December 31, 2020, proved developed reserves for crude oil and natural gas accounted for 89.4% and 55.0% of our total proved crude hydrocarbon reserves, respectively. Total proved hydrocarbon reserves, including our overseas crude oil reserves of 831.1 million barrels and overseas natural gas reserves of 1,642.90 Bcf, decreased by 10.1% from approximately 19,959.3 million BOE as of December 31, 2019 to approximately 17,945.6 million BOE as of December 31, 2020, primarily due to the decrease in oil and natural gas prices. Natural gas as a percentage of total proved hydrocarbon reserves increased from 63.7% as of December 31, 2019 to 71.0% as of December 31, 2020.

Approximately 33%, 54% and 54% of our estimated proved reserves as of December 31, 2018, 2019 and 2020, respectively, were assessed by our internal assessment team and audited by our independent engineering consultants. Other information regarding our estimated proved reserves was based on the reserves reports prepared by our independent engineering consultants DeGolyer and MacNaughton, Ryder Scott Company L.P., GLJ Petroleum Consultants and McDaniel & Associates Consultants Ltd. in accordance with the reserves assessment methodology generally adopted in the U.S. The reserves assessments and reports of our company were performed and prepared in compliance with SEC’s oil and gas reserves reporting rules. Our reserves estimates include only crude oil and natural gas which we believe can be reasonably produced within the current terms of our production licenses or within the terms of the licenses which we are reasonably certain to be renewed. See “Regulatory Matters — Exploration Licenses and Production Licenses” for a discussion of our production licenses. Also see “Item 3 — Key Information — Risk Factors — Risks Related to Oil and Gas Reserves” for a discussion of the uncertainty inherent in the estimation of proved reserves.

Internal Controls Over Reserves Estimates

We have appointed a reserves assessment directing team, or the RAD Team. The leader of the RAD Team is our vice president in charge of our upstream business.

We have implemented a practicing professional certification regime to supervise our employees engaged in oil and gas reserves evaluation and auditing functions. We have set up a team of reserves auditors covering our headquarter office and regional companies to perform reserves evaluation and audits. Meanwhile, we have established a special reserves management department in our exploration and production segment. Each of the officers and employees of that department has over 20 years of experience in oil industry and many years of experience in SEC-guided reserves evaluation. All of the members of that department have been recoginized as national-level reserves experts. Each regional company has established a reserves management committee and a multi-disciplinary reserves research office. Mr. Duan Xiaowen from the Reserves Administration Division of our exploration and production branch company, is the person in charge of our reserves estimation. Mr. Duan holds a bachelor’s degree in geology and a master’s degree in business administration. He has many years of work experience in oil and gas exploration and development industry and has been engaged in reserves estimate and management for a long time. Since 2008, Mr. Duan has been involved in the supervision of reserves estimation and management in our company. In 2016, Mr. Duan became the division head primarily responsible for overseeing the preparation of the reserves estimates, estimation technology and management. The reserves research offices of the regional companies are responsible for estimating newly discovered reserves and updating the estimates of existing reserves. The results of our oil and gas reserves assessment are subject to a two-level review by both the regional companies and our exploration and production branch company, with final examination and approval of the RAD Team.

In addition, we commissioned independent assessment firms to independently reassess or audit our annually assessed proved reserves in accordance with relevant SEC rules. We disclose the reserves in accordance with the SEC requirements.

Third-Party Reserves Reports

DeGolyer and MacNaughton, an independent petroleum engineering consulting firm based in the United States, carried out an independent assessment and audit of our reserves in China and certain other countries as of December 31, 2018, 2019 and 2020. Mr. Thomas C. Pence, a senior vice president of DeGolyer and MacNaughton, was responsible for supervising the preparation of our reserves report. Mr. Pence is a Registered Professional Engineer in Texas, a member of the International Society of Petroleum Engineers, and has many years of experience in oil and gas reservoir studies and reserves evaluations.

Ryder Scott Company, L.P. (“Ryder Scott”), an independent petroleum engineering consulting firm based in the United States, carried out an independent assessment of certain of our selected petroleum assets such as in Chad, Iraq and Peru as of December 31, 2018, 2019 and 2020. Mr. Timour Baichev, a vice president of Ryder Scott, was responsible for overseeing the estimate of the reserves, future production and income as stated in the reserves report. Mr. Timour Baichev is a licensed professional engineer and has many years of experience in the petroleum reserves estimation and evaluation.

GLJ Petroleum Consultants (“GLJ”), a petroleum consulting firm based in Canada, carried out an independent assessment of our reserves for certain gas and oil properties in Canada as of December 31, 2018, 2019 and 2020. Ms. Trisha S. MacDonald was the project manager for the evaluation. She is a senior engineer and has many years of experience in oil and gas reservoir studies and reserves evaluations.

McDaniel & Associates Consultants Ltd. (“McDaniel”), a petroleum consulting firm with its headquarters in Canada, carried out an independent assessment of our reserves in Kazakhstan as of December 31, 2018, 2019 and 2020. Mr. Cam T. Boulton, McDaniel’s executive vice president, was responsible for supervising the preparation of our reserves report. Mr. Boulton is a member of the Association of Professional Engineers and Geoscientists of Alberta. He has many years of experience in oil and gas reservoir studies and reserves evaluations.

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

The following table sets forth our estimated proved reserves (including proved developed reserves and proved undeveloped reserves), proved developed reserves and proved undeveloped reserves of crude oil and natural gas as of December 31, 2018, 2019 and 2020.

	Crude Oil and Condensate(1)	Natural Gas(2)	Combined
	(Million barrels)	(Bcf)	(BOE, in millions)
Proved developed and undeveloped reserves On a consolidated basis:
Reserves as of December 31, 2017	7,481.3	76,887.6	20,295.9
Revisions of previous estimates	334.7	(1,377.9)	105.2
Extensions and discoveries	427.5	4,564.9	1,188.3
Improved recovery	95.9	—	95.9
Purchased	191.7	—	191.7
Production for the year	(890.3)	(3,607.6)	(1,491.7)
Reserves as of December 31, 2018	7,640.8	76,467.0	20,385.3
Revisions of previous estimates	(49.7)	(765.6)	(177.1)
Extensions and discoveries	480.6	4,442.6	1,221.0
Improved recovery	90.9	—	90.9
Production for the year	(909.3)	(3,908.0)	(1,560.8)
Reserves as of December 31, 2019	7,253.3	76,236.0	19,959.3
Revisions of previous estimates	(1,553.1)	(595.3)	(1,652.2)
Extensions and discoveries	385.2	4,976.1	1,214.6
Improved recovery	107.7	—	107.7
Purchased	15.0	106.9	32.8
Sold	(80.2)	(65.6)	(91.1)
Production for the year	(921.8)	(4,221.0)	(1,625.5)
Reserves as of December 31, 2020	5,206.1	76,437.1	17,945.6
Proved developed reserves
As of December 31, 2018	5,843.1	40,128.2	12,531.1
Of which: domestic	5,203.4	38,433.2	11,609.0
Overseas	639.7	1,695.0	922.1
As of December 31, 2019	5,473.8	39,869.6	12,118.7
Of which: domestic	4,840.0	38,376.3	11,236.0
Overseas	633.8	1,493.3	882.7
As of December 31, 2020	4,653.6	42,076.7	11,666.4
Of which: domestic	3,987.0	40,732.3	10,775.8
Overseas	666.6	1,344.4	890.6
Proved undeveloped reserves
As of December 31, 2018	1,797.7	36,338.8	7,854.2
Of which: domestic	1,626.4	36,046.9	7,634.2
Overseas	171.3	291.9	220.0
As of December 31, 2019	1,779.5	36,366.4	7,840.6
Of which: domestic	1,659.8	36,156.8	7,686.0
Overseas	119.7	209.6	154.6
As of December 31, 2020	552.5	34,360.4	6,279.2
Of which: domestic	387.9	34,062.0	6,064.9
Overseas	164.6	298.4	214.3
Share of proved developed and undeveloped reserves in associates and joint ventures calculated by the equity method
As of December 31, 2018	321.4	429.4	392.9
As of December 31, 2019	287.1	393.6	352.7
As of December 31, 2020	195.5	362.7	256.0

(1)	The crude oil and condensate oil reserves as of December 31, 2020 include 88.2 million barrels of NGLs.
(2)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

As of December 31, 2018, 2019 and 2020, our total proved developed and undeveloped reserves on consolidated basis and on equity method, were 20,778 million BOE, 20,312 million BOE, and 18,202 million BOE, including 7,962 million, 7,540 million and 5,402 million barrels of crude oil and condense, and 76,896.4 Bcf, 76,629.6 Bcf and 76,799.8 Bcf of natural gas.

Our proved undeveloped reserves were 6,279.2 million BOE as of December 31, 2020, representing a decrease of 19.9% as compared to 2019. The main changes in our proved undeveloped reserves in 2020 included (i) an increase of 1,214.6 million BOE through extensions and discoveries; (ii) an increase of 107.7 million BOE through improved recovery; (iii) a decrease of 1,263.2 million BOE primarily due to the decrease in oil prices; (iv) the conversion of 1,631.1 million BOE of proved undeveloped reserves into proved developed reserves; and (v) purchase of 10.6 million BOE of proved undeveloped reserves. In 2020, we spent RMB127,576 million on developing proved undeveloped reserves. The overwhelming majority of our proved undeveloped reserves were situated around the oil fields that are currently producing. The majority of our proved undeveloped reserves are already scheduled for development within five years after initial booking.

Some of our proved undeveloped reserves of natural gas are being developed more than five years after their initial disclosure primarily due to the effect of long-term natural gas supply contracts. The sale of natural gas produced from our reserves located in China is subject to our long-term contractual obligations to provide a stable supply of natural gas to customers. We sell all of the natural gas under long-term supply arrangements with customers.

There are mainly two types of long-term supply arrangements. The first is multi-year supply contracts with terms ranging from 20 to 30 years that can be extended upon mutual agreement. The second type is renewable annual contracts. The majority of the natural gas produced in our gas fields in China is put into the nationwide, long-range pipeline system to be sold to customers who have entered into multi-year supply contracts with us in the areas where the long-range pipeline system covers. A small portion of the natural gas produced by our company is put into local pipeline systems to be sold to customers in the areas adjacent to our gas fields. These customers typically have formed de-facto long-term relationships with our company over the years and enter into supply contracts with us before the year end to determine the amount of gas to be purchased for the next year, with such contracts being renewed every year. In general, our supply relationships with customers under the annual contracts have existed for more than ten years.

Mainly as a result of our contractual obligations to ensure a long-term, stable supply of natural gas to customers, we must maintain a relatively large amount of proved undeveloped natural gas reserves and develop them over an extended period of time (in some cases, longer than five years).

The following tables set forth our crude oil and natural gas proved reserves and proved developed reserves by region as of December 31, 2018, 2019 and 2020.

	As of December 31,
	2018		2019		2020
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
	(Million barrels)
Crude oil reserves
Daqing	1,487.4	1,272.5	1,300.9	1,137.4	928.6	881.5
Changqing	2,095.2	1,423.6	2,098.7	1,376.2	1,262.5	1,185.8
Xinjiang	1,000.0	894.6	975.8	834.3	717.2	677.8
Other regions(1)	3,058.2	2,252.4	2,877.9	2,125.9	2,297.8	1,908.5

Total	7,640.8	5,843.1	7,253.3	5,473.8	5,206.1	4,653.6

	As of December 31,
	2018		2019		2020
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
	(Bcf)
Natural gas reserves(2)
Changqing	25,425.8	9,406.5	25,589.5	9,362.5	25,969.8	10,700.7
Tarim	22,805.9	13,844.9	22,633.8	14,184.2	22,680.6	15,091.9
Chuanyu	13,882.7	7,857.5	14,421.5	7,953.2	14,933.6	8,316.5
Other regions(1)	14,352.6	9,019.3	13,591.2	8,369.7	12,853.1	7,967.6

Total	76,467.0	40,128.2	76,236.0	39,869.6	76,437.1	42,076.7

(1)	Represents other oil regions in China and our overseas oil and gas fields.
(2)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.

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

The following table sets forth the number of wells we drilled, or in which we participated, and the results thereof, in 2018, 2019 and 2020.

Year		Daqing	Xinjiang	Changqing	Others(1)	Total
2018
	Net exploratory wells drilled(2)	231	130	885	532	1,778
	Crude oil	207	100	503	299	1,109
	Natural gas	15	11	65	89	180
	Dry(3)	9	19	317	144	489
	Net development wells drilled(2)	3,421	1,630	6,233	3,893	15,177
	Crude oil	3,398	1,619	4,086	2,990	12,093
	Natural gas	16	11	2,098	885	3,010
	Dry(3)	7	—	49	18	74
2019
	Net exploratory wells drilled(2)	211	157	584	627	1,579
	Crude oil	195	148	359	381	1,083
	Natural gas	2	9	49	109	169
	Dry(3)	14	—	176	137	327
	Net development wells drilled(2)	3,008	1,274	5,948	4,273	14,503
	Crude oil	2,990	1,270	4,319	3,243	11,822
	Natural gas	12	4	1,586	1,007	2,609
	Dry(3)	6	—	43	23	72
2020
	Net exploratory wells drilled(2)	166	151	661	561	1,539
	Crude oil	142	120	380	356	998
	Natural gas	9	9	53	73	144
	Dry(3)	15	22	228	132	397
	Net development wells drilled(2)	3,264	1,048	4,630	3,121	12,063
	Crude oil	3,240	1,040	3,082	2,406	9,768
	Natural gas	11	8	1,512	701	2,232
	Dry(3)	13	—	36	14	63

(1)	Represents the Liaohe, Jilin, Huabei, Dagang, Sichuan, Tarim, Tuha, Qinghai, Jidong, Yumen, Zhejiang, Southern and other oil regions.
(2)	“Net” wells refer to the wells after deducting interests of others. No third parties own any interests in any of our wells.
(3)	“Dry” wells are wells with insufficient reserves to sustain commercial production.

We had 363 wells in the process of being drilled and 6,459 wells with multiple completions as of December 31, 2020.

Oil-and-Gas Properties

The following table sets forth our interests in developed and undeveloped acreage by oil region and in productive crude oil and natural gas wells as of December 31, 2020.

			Acreage(1) (Thousand acres)
	Productive Wells(1)		Developed		Undeveloped
Oil Region	Crude Oil	Natural Gas	Crude Oil	Natural Gas	Crude Oil	Natural Gas
Daqing	75,399	640	1,316.64	107.85	622.71	160.09
Changqing	67,747	20,981	1,623.46	6,704.16	968.00	3,194.00
Xinjiang	35,692	327	435.17	65.55	297.50	21.24
Other regions(2)	76,657	14,914	1,821.57	1,647.62	1,037.78	1,770.04

Total	255,495	36,862	5,196.84	8,525.18	2,925.99	5,145.37

(1)	Includes all wells and acreage in which we have an interest. No third parties own any interests in any of our wells or acreage.
(2)	Represents the Liaohe, Jilin, Huabei, Dagang, Southwestern, Tarim, Tuha, Qinghai, Jidong, Yumen, Zhejiang, Southern and other oil regions.

Production

The following table sets forth our historical average net daily crude oil and natural gas production by region and our average sales price for the years ended December 31, 2018, 2019 and 2020.

	For the Year Ended December 31,			% of Total
	2018	2019	2020
Crude oil production(1)
(thousand barrels per day, except percentages or otherwise indicated)
Daqing	632.6	608.7	595.7	23.7
Changqing	480.9	488.8	497.7	19.8
Xinjiang	232.2	252.1	262.2	10.4
Other(2)	1,093.4	1,141.6	1,162.9	46.1

Total	2,439.1	2,491.2	2,518.5	100.0

Annual production (million barrels)	890.3	909.3	921.8
Domestic	733.7	739.7	743.8
Overseas	156.6	169.6	178.0
Average sales price (US$ per barrel)	68.28	60.96	40.33

Natural gas production(1)(3)
(million cubic feet per day, except percentages or otherwise indicated)
Changqing	3,275.3	3,481.3	3,757.6	32.6
Tarim	2,353.4	2,535.2	2,748.0	23.8
Chuanyu	1,979.9	2,375.6	2,793.7	24.2
Other(4)	2,275.3	2,314.9	2,233.5	19.4

Total	9,883.9	10,707.0	11,532.8	100.0

Annual production (Bcf)	3,607.6	3,908.0	4,221.0
Domestic	3,324.7	3,633.0	3,993.8
Overseas	282.9	275.0	227.2
Average realized price (US$ per Mcf)	5.85	5.39	4.80

(1)	Production volumes for each region include our share of the production from all of our cooperative projects with foreign companies in that region.
(2)

Represents production from the Liaohe, Jilin, Huabei, Dagang, Tarim, Tuha, Qinghai, Jidong, Yumen, Southern and other oil regions and our share of overseas production as a result of our acquisition of overseas assets.

(3)	Represents production of natural gas for sale.
(4)

Represents production from the Daqing, Qinghai, Tuha, Xinjiang, Liaohe, Huabei, Dagang, Jilin, Jidong, Yumen, Zhejiang, Southern and other oil and gas regions and our share of overseas production as a result of our acquisition of overseas assets.

In 2020, we supplied a substantial majority of our total crude oil sales to our own refineries. In addition, we and Sinopec supply crude oil to each other’s refineries to allow supplies to be easily obtained from nearby resources.

The following table sets forth our average sales prices and average lifting costs of crude oil and natural gas of our company on an overall basis and those in China in 2018, 2019 and 2020.

	Crude Oil Average Realized Prices (RMB/ton)	Natural Gas Average Realized Prices (RMB/Kilostere)	Average Lifting Cost (US$/BOE)
2018
Overall	3,338	1,367	12.31
—China	3,289	1,338	13.55
2019
Overall	3,107	1,313	12.11
—China	3,097	1,437	13.29
2020
Overall	2,056	1,170	11.10
—China	2,111	1,314	12.19

Principal Oil and Gas Regions

Daqing Oil Region

The Daqing oil region, our largest oil and gas producing property, is located in the Songliao basin and covers an area of approximately one million acres. In 2018, 2019 and 2020, our average crude oil production volume in the Daqing oil region was 632.6 thousand barrels, 608.7 thousand barrels and 595.7 thousand barrels per day, respectively. As of December 31, 2020, we produced crude oil from 40 fields in the Daqing oil region.

As of December 31, 2020, our proved crude oil reserves in the Daqing oil region were 928.6 million barrels, representing 17.8% of our total proved crude oil reserves. As of December 31, 2018 and 2019, the proved crude oil reserves in Daqing oil region were 1,487.4 million barrels and 1,300.9 million barrels, respectively. As of December 31, 2020, the crude oil reserves-to-production ratio of the Daqing oil region was approximately 4.2 years.

Daqing’s crude oil has low sulfur and high paraffin content. As many refineries in China, particularly those in Northeastern China, are configured to refine Daqing crude oil, we have a stable market for the crude oil we produce in the Daqing oil region.

Changqing Oil and Gas Region

In the early 1990s, we discovered the Changqing oil and gas region, which covers parts of Shaanxi Province, Gansu Province, Ningxia, Inner Mongolia and Shanxi Province. In 2019, we discovered the Qingcheng oilfied in the Changqing oil and gas region. As of December 31, 2020, the proved reserves in the Qingcheng oilfied were 34.6 million barrels. As of December 31, 2020, our proved crude oil reserves in the Changqing oil region were 1,262.5 million barrels, representing 24.2% of our total proved crude oil reserves. In 2020, our crude oil production in the Changqing oil region averaged 497.7 thousand barrels per day, representing approximately 19.8% of our total daily crude oil production.

The Changqing oil and gas region had total proved natural gas reserves of 25,969.8 Bcf as of December 31, 2020, representing 34.0% of our total proved natural gas reserves. In January 2001, we discovered the Sulige gas field in the Changqing oil and gas region, which had total proved natural gas reserves of 14,215.8 Bcf as of December 31, 2020. Sulige gas field is currently the largest gas field in China. In 2020, the Changqing oil and gas region produced 1,375.3 Bcf of natural gas for sale, representing an increase of 8.2% from 1,270.7 Bcf in 2019.

As of December 31, 2020, the crude oil and gas reserves-to-production ratio at the Changqing oil region was approximately 13.6 years.

Xinjiang Oil Region

The Xinjiang oil region is one of our four largest crude oil producing properties and is located in the Junggar basin in Northwestern China. We commenced our operations in the Xinjiang oil region in 1951. The Xinjiang oil region covers a total area of approximately 900,000 acres.

As of December 31, 2020, our proved crude oil reserves in the Xinjiang oil region were 717.2 million barrels, representing 13.8% of our total proved crude oil reserves. In 2020, our oil fields in the Xinjiang oil region produced an average of 262.2 thousand barrels of crude oil per day, representing approximately 10.4% of our total daily crude oil production. As of December 31, 2020, the crude oil reserves-to-production ratio at the Xinjiang oil region was approximately 7.5 years.

Tarim Oil and Gas Region

The Tarim oil and gas region is located in the Tarim basin in Northwestern China with a total area of approximately 590,000 acres. In 1998, we discovered the Kela 2 natural gas field in the Tarim oil and gas region. In 2019, we discovered the Bozi-Dabei gas field in the Tarim oil and gas region. As of December 31, 2020, the proved reserves in the Bozi-Dabei gas field were 4,368.2 Bcf. As of December 31, 2020, the proved natural gas reserves in the Tarim oil and gas region were 22,680.6 Bcf, representing 29.7% of our total proved natural gas reserves.

In 2020, we produced 1,005.8 Bcf of natural gas for sale in the Tarim oil and gas region. We deliver natural gas in the Tarim oil and gas region through gas pipelines to the central and eastern regions of China where there is strong demand for natural gas. As of December 31, 2020, the oil and natural gas reserves-to-production ratio in the Tarim oil and gas region was approximately 19.4 years.

Chuanyu Gas Region

We began natural gas exploration and production in the Chuanyu gas region in the 1950s. The Chuanyu gas region covers a total area of approximately 2.3 million acres. As of December 31, 2020, we had 115 natural gas fields under development in the Chuanyu gas region. In 2019, we discovered the Sichuan shale gas field in the Chuanyu gas region. As of December 31, 2020, the proved reserves in the Sichan shale gas field were 1,556.2 Bcf.

As of December 31, 2020, our proved natural gas reserves in the Chuanyu gas region were 14,933.6 Bcf, representing 19.5% of our total proved natural gas reserves and an increase of 3.6% from 14,421.5 Bcf as of December 31, 2019. In 2020, our natural gas production for sale in the Chuanyu gas region reached 1,022.5 Bcf, representing 24.2% of our total natural gas production for sale. As of December 31, 2020, the natural gas reserves-to-production ratio in the Chuanyu gas region was approximately 14.6 years.

Refining and Chemicals

We now operate 32 enterprises located in nine provinces, four autonomous regions and three municipalities to engage in refining of crude oil and petroleum products, as well as the production and marketing of basic petrochemical products, derivative chemical products and other chemical products.

The comparative data throughout the section of “Refining and Chemical” was presented as if (i) Dalian West Pacific had been consolidated from the earliest year presented. Please refer to “Item 4 — Information on the Company — Acquisitions and Divestments” and Note 40 to our consolidated financial statements in our Form 20-F filed with the SEC on April 29, 2020; and (ii) PetroChina Fuel Oil Company Limited (“Fuel Oil Company”) and PetroChina Lubricant Company (“Lubricant Company”) were transferred from the marketing segment to the refining and chemicals segment from the earliest year presented. See Note 38 to our financial statements included in this Form 20-F. The following table sets forth the financial and operating data of our refining and chemicals segment for each of the years ended December 31, 2018, 2019 and 2020.

	Year Ended December 31,
	2018	2019	2020
Revenue (RMB in millions)	1,013,413	1,000,062	774,775
Profit from operations/(loss) (RMB in millions)	46,879	16,077	(1,834)
Crude oil processed (million barrels)	1,180.5	1,228.4	1,177.5
Crude oil primary distillation capacity (million barrels/year)	1,454.2	1,463.0	1,492.6
Production of refined oil products (thousand tons)	111,148	117,791	107,042

Refining

Refined Products

We produce a wide range of refined products at our refineries. Some of the refined products are for our internal consumption and used as raw materials in our petrochemical operation. The table below sets forth production volumes for our principal refined products for each of the years ended December 31, 2018, 2019 and 2020.

	Year Ended December 31,
Principal Products	2018	2019	2020
	(In thousand tons)
Diesel	54,311	54,628	50,719
Gasoline	45,794	50,430	46,280
Kerosene	11,043	12,733	10,043
Lubricants	1,600	1,630	1,575
Fuel oil	1,937	1,672	4,086
Naphtha	11,950	12,829	12,706

Our Refineries

Most of our refineries are strategically located close to our crude oil production and storage bases along the crude oil and refined product transmission pipelines and railways, which provide our refineries with secure supplies of crude oil and facilitate our distribution of refined products to the domestic markets.

In 2020, facing the excessive oil refining capacity in China, to enhance our competition and efficiency in the refining and chemical business, we scientically arranged the production in the refining and chemicals segment, continuouly optimized product mix, reasonably adjusted the diesel to gasoline ratio, actively increased the production of chemical products while striving to reduce the production of refined oil products, and maintained a high-load operation of our chemicals production facilities in response to market demand, and increased the production of high value-added products.

In 2018, 2019 and 2020, our exploration and production operations supplied approximately 56.7%, 55.7% and 57.6%, respectively, of the crude oil processed in our refineries.

In 2020, Jilin Petrochemical, Fushun Petrochemical, Lanzhou Petrochemical, Dushanzi Petrochemical, Dalian Petrochemical, Dalian West Pacific, Guangxi Petrochemical, Sichuan Petrochemical and Yunnan Petrochemical were our principal refineries in terms of both primary distillation capacity and refining throughput. The table below sets forth the primary distillation capacity and refining throughput of our principal refineries as of December 31, 2018, 2019 and 2020.

	As of December 31,
	2018	2019	2020
Primary distillation capacity(1) (thousand barrels per day)
Jilin Petrochemical	198.4	198.4	198.4
Fushun Petrochemical	222.7	222.7	222.7
Lanzhou Petrochemical	212.6	212.6	212.6
Dushanzi Petrochemical	202.4	202.4	202.4
Dalian Petrochemical	415.0	415.0	415.0
Dalian West Pacific	202.4	202.4	202.4
Guangxi Petrochemical	202.4	202.4	202.4
Sichuan Petrochemical	202.4	202.4	202.4
Yunnan Petrochemical	263.2	263.2	263.2
Other refineries	1,862.5	1886.8	1,967.8

Total	3,984.0	4,008.3	4,089.3

(1)	Represents the primary distillation capacity of crude oil and condensate.

	As of December 31,
	2018	2019	2020
Refining throughput (thousand barrels per day)
Jilin Petrochemical	164.4	186.1	178.8
Fushun Petrochemical	175.1	176.4	162.8
Lanzhou Petrochemical	187.7	185.2	183.7
Dushanzi Petrochemical	147.2	124.9	143.6
Dalian Petrochemical	323.0	324.4	269.0
Dalian West Pacific	158.0	146.0	166.0
Guangxi Petrochemical	186.6	196.5	157.5
Sichuan Petrochemical	131.5	177.2	207.3
Yunnan Petrochemical	204.4	216.9	154.8
Other refineries	1,556.4	1,632.0	1,602.4

Total	3,234.3	3,365.6	3,225.9

In 2020, the production restructuring and upgrading project of Daqing Petrochemical, the ethylene production capacity recovery project at Lanzhou Petrochemical, and a series of aviation kerosene production increasing projects and low-sulfur marine fuel oil projects were completed and launched. The construction of the key projects such as the refining-chemical integrated project at Guangdong Petrochemical and the projects to produce ethylene with ethane at Tarim and Changqing progressed in an orderly manner.

The table below sets forth the major indicators of the realized productivity of our refineries in each of 2018, 2019 and 2020.

	2018	2019	2020
Average utilization rate of primary distillation capacity (%)	82.5	85.1	80.0
Average yield for principal refined products (%)(1)(2)	70.6	71.8	68.2
Overall refining yield (%)	93.7	93.5	93.5

(1)	Principal refined products include gasoline, kerosene, diesel and lubricant.
(2)	“Yield” represents the number of tons of a refined product expressed as a percentage of the number of tons of crude oil from which that product is processed.

To maintain efficient operations of our facilities and lower production costs, we have endeavored to achieve the most cost-efficient mix of various types of crude oil in our refining process. We purchase a portion of our crude oil requirements from third-party international suppliers located in different countries and regions. In 2020, we purchased crude oil sourced from Russian companies Roseneft and Transneft which are subject to U.S. economic sanctions, and Sudan which was designated as a State Sponser of Terrorism by the U.S. (the U.S. removed Sudan from the list of State Sponsors of Terriorism in December 2020), for use in our refining operations. The revenue generated from our refineries from the crude oil sourced from the Russian companies Rosneft and Transneft, and Sudan accounted for 3.16%, and 0.07% of our total revenue in 2020. See “Item 3 — Key Information — Risk Factors — Risks Related to Outbound Investments and Trading.”

Chemicals

Most of our chemical plants are close to our refineries and are connected to the refineries by pipelines, providing additional production flexibility and opportunities for cost competitiveness. The raw materials required by our chemicals operations are mainly supplied by our own refineries.

Our Chemical Products

The table below sets forth the production volumes of our principal chemical products for each of the years ended December 31, 2018, 2019 and 2020.

	Year Ended December 31,
	2018	2019	2020
	(In thousand tons)
Basic petrochemicals
Ethylene	5,569	5,863	6,345
Derivative petrochemicals
Synthetic resin	9,165	9,580	10,287
Synthetic fiber raw materials and polymers	1,388	1,309	1,278
Synthetic rubber	869	910	1,001
Other chemicals
Urea	828	1,208	2,163

We are one of the major producers of ethylene in China. We use the bulk of the ethylene we produce as a principal feedstock for the production of many chemical products, such as polyethylene. As of December 31, 2020, our annual ethylene production capacity was 6,010 thousand tons. We produce a number of synthetic resin products, including polyethylene, polypropylene and ABS. As of December 31, 2020, our annual production capacities for polyethylene, polypropylene and ABS were 5,060 thousand tons, 4,220 thousand tons and 710 thousand tons, respectively.

Marketing of Chemicals

Our chemical products are distributed to a number of industries including the automotive, construction, electronics, medical manufacturing, printing, electrical appliances, household products, insulation, packaging, paper, textile, paint, footwear, agriculture and furniture industries.

The following table sets forth the sales volumes of our chemical products by principal product category for each of the years ended December 31, 2018, 2019 and 2020.

	Year Ended December 31,
Products	2018	2019	2020
	(In thousand tons)
Derivative petrochemicals
Synthetic resin	9,489.1	9,777.8	10,912.8
Synthetic fiber	75.8	39.1	25.2
Synthetic rubber	899.6	1,011.1	1,098.4
Intermediates	10,480.2	11,354.7	12,929.0
Other chemicals
Urea	732.3	1,561.2	2,596.9

Marketing

We engage in the marketing of refined products through 34 regional sales companies including two distribution branch companies and one convenience store chain company, PetroChina uSmile Company Limited, operated under the trade name “uSmile”. These operations include the transportation and storage of the refined products, the wholesale, retail and export of gasoline, diesel, kerosene and other refined products, and non-oil business. In addition, with respect to our international trading sector, we have optimized the import and export resources, focused on synergies, actively expanded into the high-end markets, and maintained growth in trading volume and improved operation results.

The comparative data throughout this section of “Marketing” was presented as if (i) Dalian West Pacific had been consolidated from the earliest year presented (see “Item 4 — Information on the Company — Acquisitions and Divestments” and Note 40 to our consolidated financial statements in our Form 20-F filed on April 29, 2020); and (ii) Fuel Oil Company and Lubricant Company were transferred from the marketing segment to the refining and chemicals segment from the earliest year presented. See Note 38 to our financial statements.

The following table sets forth the financial and operating data of our marketing segment for each of the years ended December 31, 2018, 2019 and 2020:

	Year Ended December 31,
	2018	2019	2020
Revenue (RMB in millions)	1,891,743	2,075,044	1,497,533
Loss from operations (RMB in millions)	8,628	2,878	2,906
External sales volume of refined oil products (thousand tons)	178,648	187,712	161,230

With respect to our domestic sales business, we market a wide range of refined products, including gasoline, diesel, kerosene and lubricants, through an extensive network of sales personnel and independent distributors and a broad wholesale and retail distribution network across China. Our marketing network consists of:

•

Nationwide wholesale distribution outlets. Almost all of these outlets are located in high demand areas across China, particularly in the coastal areas, along major railways and along the Yangtze River. We sell refined products both directly and through distributors to various wholesale markets, as well as to utility, commercial, petrochemical, aviation, agricultural, fishery and transportation companies in China. Our gasoline and diesel sales also include the amount we sold to our retail operations; and

•	Service stations owned and operated by us and franchised service stations owned and operated by third parties across China including Hong Kong.

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

The PRC government and other institutional customers, including railway, transportation and fishery operators, are long-term purchasers of the gasoline and diesel that we produce. We sell gasoline and diesel to these customers based on the supply prices for special customers prescribed by the PRC government. See “— Regulatory Matters — Pricing — Refined Products” for a discussion of refined product pricing.

The following table sets forth information relating to our sales for each of the years ended December 31, 2018, 2019 and 2020 in the marketing segment:

	As of December 31,
	2018	2019	2020
Sales volume of gasoline, kerosene and diesel (thousand tons)	178,648	187,712	161,230
Of which: Gasoline	71,125	76,366	66,084
Kerosene	20,619	21,183	14,350
Diesel	86,904	90,163	80,796
Domestic sales volume of gasoline, kerosene and diesel (thousand tons)	116,356	118,995	105,896
Of which: gasoline	52,222	53,546	49,188
Kerosene	9,260	8,696	8,331
Diesel	54,874	56,753	48,377
Lubricants (thousand tons)	1,158	977	1,404
Market share in domestic refined oil market (%）	36.4	36.7	35.9
Number of service stations	21,783	22,365	22,619
Of which: owned service stations	20,555	20,955	21,042
Sales volume per service station (tons/day)	10.28	10.08	8.48
Number of convenience stores	19,709	20,021	20,212

Natural Gas and Pipeline

We are China’s largest natural gas seller. We sell natural gas primarily to industrial companies, power plants, fertilizer and chemical companies, commercial users and municipal utilities owned by local governments. In addition, we also engage in oil and gas transmission in the natural gas and pipeline segment.

The following table sets forth the financial and operating data of our natural gas and pipeline segment for each of the years ended December 31, 2018, 2019 and 2020:

	As of December 31, or Year Ended December 31,
	2018	2019	2020
Revenue (RMB in millions)	362,626	391,023	370,771
Profit from operations (RMB in millions)	25,515	26,108	72,410
Total length of natural gas pipelines (km)	51,751	53,291	22,555
Total length of crude oil pipeline (km)	20,048	20,091	7,190
Total length of refined oil products pipeline (km)	11,728	13,762	1,406
Total volume of natural gas sold (Bcf)	7,654.7	9,149.8	8,784.4

Our Principal Markets for Natural Gas

We sell our natural gas across China. Our natural gas supply covers all provinces, municipalities under direct administration of the central government, autonomous regions and Hong Kong of China, except Macau and Taiwan. We supply natural gas to Tibet by LNG tanker trucks.

The Bohai Rim is one of our principal markets for natural gas. The natural gas supplied to Bohai Rim is primarily sourced from the Changqing oil and gas region and transmitted through the natural gas pipelines.

The Yangtze River Delta and Southwestern region in China are also our principal markets. We supply natural gas to these regions primarily from our domestic production sites and through long-distance pipelines and by LNG tanker trucks.

In addition, provinces such as Inner Mongolia, and Anhui consume more and more natural gas and have become another significant natural gas market of us.

Driven by environmental and efficiency concerns, the PRC government is increasingly encouraging industrial and residential use of natural gas. The PRC government has adopted a number of laws, regulations and policy goals to encourage the use of clean energy, such as natural gas and liquefied petroleum gas, to reduce carbon emissions and environmental pollution. The PRC government has granted preferential tax rate to natural gas operations. The current value-added tax rate for natural gas is 9%, while the value-added tax rate for crude oil and refined oil products is 13%. In 2017, the PRC government issued a new policy to accelerate the large-scale and high-efficient utilization of natural gas in urban gas, industrial fuel, gas-fired power generation and transportation, and to significantly increase the proportion of use of natural gas in primary energy consumption. The overall goal of the policy is that the proportion of natural gas in the primary energy consumption to reach around 10% by 2020 and 15% by 2030, and the underground gas storage to form an effective working gas volume of over 14.8 billion cubic meters by 2020 and over 35 billion cubic meters by 2030.

We believe that these policies have had a positive effect on the development and consumption of natural gas in our existing or potential markets for natural gas. We believe that these favorable policies will continue to benefit our natural gas business.

Pipeline Business

In 2020, we sold our interests in certain branch companies, subsidiaries and associated companies, which together held our major pipeline assets to PipeChina in exchange for 29.9% of the equity interests in PipeChina and a cash consideration. The assets included our major oil and gas pipelines, certain gas storage facilities, oil storage facilities, LNG terminals and ancillary facilities, and the initial oil and gas inventory contained therein. In 2021, our subsidiary Kunlun Energy sold its equity interests in two entities holding pipeline assets to PipeChina for a cash consideration. Upon completion of the transactions, PipeChina has become the operator of the pipeline assets, providing us and other customers with pipeline transmission services. Pursuant to our agreements with PipeChina, PipeChina warranted that after completion of the transactions, the target assets shall remain in normal operations, and the quality of the services provided to us to be no lower than the previous level. Furthermore, PipeChina undertook that it will not take any action or allow any nonaction that may adversely affect our continuous normal use of any target assets in our production and operation. The pipeline assets retained by us after completion of the transactions mainly consist of the internal pipelines within our oil and gas fields and the pipelines connecting our oilfields to our refineries. As a shareholder of PipeChina, we expect to participate in the corporate governance of PipeChina according to its articles of association and we will coordinate with PipeChina on our requirements and proposals with respect to the pipeline operations according the agreements entered into between PipeChina and us.

See “Item 4 — Information on the Company — Acquisitions and Divestments”.

During the past three years, we have not experienced any delays in delivering natural gas, crude oil and refined products due to pipeline capacity constraints.

Competition

As an oil and gas company operating in a competitive industry, we compete in each of our business segments in both China and international markets for desirable business prospects and for customers. At present, our principal competitors in China are China Petrochemical Corporation, or Sinopec Group, and China National Offshore Oil Corporation, or CNOOC.

Exploration and Production Operations

We are the largest onshore oil and gas company in China in terms of proved crude oil and natural gas reserves as well as crude oil and natural gas production and sales. However, we compete with other domestic oil and gas companies for the acquisition of desirable crude oil and natural gas prospects. Similarly, we face some competition in the development of offshore oil and gas resources. In 2019, the Chinese government lifted the restrictions on foreign investment in oil and gas exploration and development, which had been limited to joint ventures and cooperation, introduced market competition mechanisms in the oil and gas industry to support private enterprises participating in oil and gas exploration and development. These policy changes mean that the barriers to entering the area of oil and gas exploration have been removed, and our exploration and development business may face heightened competition from foreign capital and private enterprises. In addition, the competition of international energy supply has intensified, the crude oil market continues to fluctuate, and price volatility has become frequent. We believe that our experience in crude oil and natural gas exploration and production and our advanced exploration and development technologies that are suitable for the diverse geological conditions in China will enable us to maintain our dominant position in discovering and developing crude oil and natural gas reserves in China.

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

In addition, we also face competition from alternative energy. Alternative energy is developing rapidly in China, and electric power, liquefied gas, natural gas and biodiesel have increasingly become effective alternatives to refined oil, continually reducing the market for refined oil. Among them, vehicular natural gas is still the main substitute for refined oil. Driven by the national policy and breakthroughs in battery and self-driving technologies, China’s electric vehicle industry has developed rapidly, which has led to a rapid growth in the number of electric cars in China. Electricity is expected to replace vehicular natural gas as the primary alternative energy source for refined oils and will continuously reduce the importance of refined oils as a major energy source. In October 2020, the State Council issued the New Energy Vehicle Industry Development Plan (for 2021-2035), according to which China expects that the share of new energy vehicles out of total vehicle sales in China will rise to 20% by 2025 and pure electric vehicles will account for the majority of vehicle sales by 2035.

Natural Gas and Pipeline Operations

We are the largest natural gas supplier in the PRC in terms of sales volume. Currently, we mainly face competition from Sinopec, CNOOC, coal-based natural gas producers and importers of natural gas and LNG in the supply of natural gas to Beijing, Tianjin, Hebei Province, Shanghai, Jiangsu Province, Anhui Province, Henan Province, Hubei Province, Hunan Province and the Northwestern regions of China, our existing principal markets for natural gas. Currently, Sinopec has natural gas fields in Sichuan Province and Chongqing Municipality and sells natural gas to users in places such as Sichuan Province, Chongqing, Hunan Province, Jiangsu Province, Zhejiang Province and Shanghai. We have also expanded into the coastal regions in Eastern and Southern China where we may face competition from CNOOC and Sinopec. Over the recent years, as the reform of the oil and gas regulatory system has continuously progressed amidst macro-economic changes, the reshaping of the oil and gas industry has accelerated in China. In addition to us, Sinopec and CNOOC, more and more other companies are exepcted to join the competition in the natural gas resources sector and oil and gas terminal business. In 2020, PipeChina acquired certain major pipeline assets from our company and several other oil and gas companies, making it the largest pipeline operator in China and enabling it to provide market participants with equal access to pipeline resources. This is expected to have a far reaching effect on the competitive landscape of the oil and gas industry in China and is expected to intensify the competition at the upstream resources segment and the downstream sales segment. See “Item 3 — Risk Factors — Risks Related to Government Regulation”, Item 3 — Risk Factors — Risks Related to Pipeline Asset Restructuring”, “Item 4 — Information on the Company — Acquisitions and Divestments”, “Item 4 — Information on the Company — Natural Gas and Pipeline” and “Item 5 — Operating and Financial Review and Prospects — Trend Information”. We believe that our advantages in natural gas resources, production, sales and technologies will enable us continue to be a dominant player in the natural gas markets in China.

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

These laws and regulations may also restrict the emissions into the air and discharges into surface and subsurface water from our gas processing plants, chemical plants, refineries, pipeline systems and other facilities that we own or operate. In addition, our operations are subject to laws and regulations relating to the generation, handling, storage, transportation, disposal and treatment of solid waste materials.

We anticipate that the environmental laws and regulations to which we are subject will become increasingly strict and are therefore likely to have an increasing impact on our operations. It is difficult, however, to predict accurately the effect of future developments in such laws and regulations on our future earnings and operations. Some risk of environmental costs and liabilities is inherent in our operations and products, as it is with other companies engaged in similar businesses. We cannot assure you that material costs and liabilities will not be incurred. However, we do not currently expect any material adverse effect on our financial condition or results of operations as a result of compliance with such laws and regulations. In 2018, 2019 and 2020, we paid a total environmental protection tax of approximately RMB140 million, RMB139 million and RMB143 million, respectively.

To meet future environmental obligations, we are engaged in a continuous program to develop effective environmental protection measures. These measures include:

•	building environment-friendly projects;

•	reducing sulfur in gasoline and diesel fuel;

•	reducing olefins and benzene in gasoline, and continuously reducing emissions and effluents from our refineries and petrochemical plants; and

•	installing monitoring systems at our pollutant discharge openings.

Our capital expenditures on environmental programs in 2018, 2019 and 2020 were approximately RMB2.70 billion, RMB2.30 billion and RMB2.94 billion, respectively.

Because a number of our production facilities are located in populated areas, we have established a series of preventative measures to improve the safety of our employees and surrounding residents and minimize disruptions or other adverse effects on our business. These measures include:

•	providing the residents surrounding our production facilities with printed materials to explain and illustrate safety and protection knowledge and skills; and

•	enhancing the implementation of various effective safety production measures we have adopted previously.

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

Intellectual Property

Our company logo “ ” is jointly owned by us and CNPC and has been used since December 26, 2004. Together with CNPC, we have applied for trademark registrations of the logo both in China and abroad. We have received 506 International Trademark Registration Certificates for our logo covering more than 50 jurisdictions.

As of December 31, 2020, we owned approximately 20,587 patents in China and other jurisdictions. We were granted 2,784 patents in 2020.

Regulatory Matters

Overview

China’s oil and gas industry is subject to extensive regulation by the PRC government with respect to exploration, production, transmission and marketing of crude oil and natural gas as well as production, transportation and marketing of refined products and chemical products. The following central government authorities exercise control over China’s oil and gas industry:

•

The National Energy Administration, or the NEA, is primarily responsible for the formulation of energy development plans and annual directive plans, approving major energy-related projects and facilitating the implementation of sustainable development of energy strategies, coordinating the development and utilization of renewable energies and new energies, and organizing matters relating to energy conservation and comprehensive utilization as well as environmental protection for the energy industries.

•

The Ministry of Natural Resources, or the MNR, has the authority to grant, examine and approve mineral resources exploration and production licenses, and to oversee the registration and transfer of exploration and production licenses;

•	The Ministry of Commerce, or the MOFCOM,

•	sets and grants import and export volume quotas for crude oil and refined products in accordance with the market supply and demand in China as well as WTO requirements for China;

•	issues import and export licenses for crude oil and refined products to oil and gas companies that have obtained import and export quotas;

•	is responsible for the record-filing of Sino-foreign joint venture contracts, and monitoring the foreign investors’ oil and gas exploration projects in the PRC; and

•	is responsible for approving and filing of overseas investment projects by PRC enterprises.

•	The National Development and Reform Commission, or the NDRC:

•	is responsible for industry administration, industry policy and policy coordination over China’s oil and gas industry;

•	publishes guidance prices for natural gas and maximum retail prices for gasoline and diesel;

•	formulates the plan for aggregate import and export volume of crude oil and refined products in accordance with the market supply and demand in China;

•	approves significant petroleum, natural gas, oil refinery and chemical projects set forth under the Catalogs of Investment Projects Subject to Approval of the Central Government; and

•	approves Sino-foreign equity and cooperative projects of certain types.

Exploration Licenses and Production Licenses

The Mineral Resources Law authorizes the MNR to exercise administrative authority over the exploration and production of mineral resources within the PRC. The Mineral Resources Law and its supplementary regulations provide the basic legal framework under which exploration licenses and production licenses are granted. License applicants must be companies approved by the State Council to engage in oil and gas exploration and production activities.

Applicants for exploration licenses must first register the blocks that they intend to engage in exploration activities with the MNR. The holder of an exploration license is obligated to make a progressively increasing annual minimum exploration investment in each corresponding block. Investments range from RMB2,000 per square kilometer for the initial year to RMB5,000 per square kilometer for the second year, and to RMB10,000 per square kilometer for the third and subsequent years. Additionally, the holder has to pay royalty fees that starts at RMB100 per square kilometer per year for each of the first three years and increases by an additional RMB100 per square kilometer per year for subsequent years up to a maximum of RMB500 per square kilometer per year. The maximum term of an oil and natural gas exploration license is seven years, subject to renewal upon expiration of the original term, with each renewal being up to two years. At the exploration stage, an applicant can also apply for a progressive exploration and production license that allows the holder to test and develop reserves not yet fully proven. Upon the detection and confirmation of the quantity of reserves in a certain block, the holder must apply for a production license based on economic evaluation, market conditions and development planning in order to shift into the production phase in a timely fashion. In addition, the holder needs to obtain the right to use that block of land. Generally, the holder of a full production license must obtain a land use rights certificate for industrial land use covering that block of land.

The MNR issues production licenses to applicants on the basis of the reserves reports approved by the relevant authorities. Production license holders are required to pay a royalty of RMB1,000 per square kilometer per year. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years, 20 years, or 10 years as applicable to large, medium and small mineral blocks, respectively. In accordance with a special approval from the State Council, the MNR has issued production licenses with terms coextensive with the projected productive life of the assessed proven reserves as discussed above. Each of our production licenses is renewable upon our application 30 days prior to expiration. If oil and gas prices increase, the productive life of our crude oil and natural gas reservoirs may be extended beyond the current terms of the relevant production licenses.

The MNR comprehensively promotes the manner which mining rights are granted through competitive ways, such as bidding, auction or listing, while strictly limites the non-competitive ways.

China has impletemented the regulation of unified licensing of oil and gas exploration and production, pursuant to which, if an oil and gas exploration license holder discovers any oil and gas reservoir available for production, it may commence production immediately after having submitted a report to the local natural resource authorities, and is not required to obtain a separate oil and gas production license. If such oil and gas exploration license holder has since then conducted oil and gas production activities, it is required to enter into a mining rights grant contract and complete the mining rights registration in accordance with applicable laws within five years thereafter.

Among the major PRC oil and gas companies, the exploration licenses and production licenses held by us, Sinopec and CNOOC account for the majority of mining rights in China. Among those companies, we and Sinopec primarily engage in onshore exploration and production, while CNOOC primarily engages in offshore exploration and production. According to the new policies of the Chinese government, private enterprises and foreign-invested enterprises are allowed to obtain exploration licenses.

Pricing

In recent years, the pricing of gasoline, diesel, natural gas and pipeline transmission services, depending on the situation, has either been subject to government guiding prices or goverment set prices, while the pricing of crude oil and other refined oil products is not subject to government regulation.

Gasoline and Diesel

According to the Measures for Administration of Petroleum Products Pricing issued by the NDRC on January 13, 2016, (i) the retail prices and wholesale prices of gasoline and diesel, and the prices for supply of gasoline and oil to special customers such as social wholesale enterprises, railway and other transportation operators are expected to follow government guiding prices, and (ii) the supply prices for supply of gasoline and diesel to the country’s Strategic Petroleum Reserve and Xinjiang Production and Construction Corps are expected to follow government set prices. The ceiling retail prices of gasoline and diesel are determined on the basis of international crude oil prices, by taking into consideration the average domestic processing cost, tax, reasonable circulation costs and appropriate profit margin. Further, when the international crude oil prices drop to US$40 per barrel or below, the prices of refined oil products in China will be calculated as if the crude oil price were still US$40 per barrel and by taking into consideration a normal processing profit margin. When the international crude oil prices rise to the range between US$40 per barrel (exclusive) and US$80 per barrel (inclusive), the prices of refined oil products in China will be calculated by taking into consideration a normal processing profit margin. When the international crude oil prices surge to more than US$80 per barrel, the processing profit margin used to determine the prices of refined oil products will be reduced until to zero. When the international crude oil prices surge to US$130 per barrel or above, appropriate financial and taxation policies will be adopted to ensure the production and supply of refined oil products but the prices of gasoline and diesel will in principle remain unadjusted or will only be slightly adjusted upwards in principle by adhering to the principle of taking into account the interests of both the producers and the consumers so as to maintain the smooth operation of the national economy. The government would adjust the gasoline and diesel prices every 10 working days in line with fluctuations in international crude oil prices. Refined oil retail enterprises have freedom to set their own specific retail prices as long as their retail prices do not exceed the ceiling prices set by the government. The ceiling supply prices of gasoline and diesel to be supplied to special customers such as railway, transportation and other business operators by domestic refined oil production and marketing enterprises are determined by reducing the ceiling national average retail price by RMB400 per ton. Domestic refined oil production and marketing enterprises may determine the specific supply prices with special customers such as railway, transportation and other business operators through negotiations subject to the ceiling supply prices published by the government. When market retail prices drop, the supply prices set for special customers will be adjusted downward accordingly. The so-called “special customers” means big customers who have for historical reasons established their own independent oil supply system, as identified in a list formulated by the NDRC. The supply prices of gasoline and diesel to be supplied to the country’s Strategic Petroleum Reserve and Xinjiang Production and Construction Corps by domestic refined oil production and marketing enterprises are determined by deducting circulation markup from the ceiling national average retail price.

On March 13, 2020, the NDRC issued the updated version of the Central Pricing Catalog. According to the updated Catalog, in the interim, prices of refined oil products will continue to be determined by the existing pricing mechanism, as adjusted in line with the fluctuations in international oil prices. The updated Catalog indicates that based on the progress of the oil and gas reform, China will fully liberalize the pricing of refined oil products and allow it to be entirely market-based in due course.

Natural Gas

According to the updated Central Pricing Catalog issued by the NDRC on March 13, 2020, the prices of offshore gas, shale gas, coal bed methane, coal gas, LNG, gas supplied directly to certain customers, gas supplied to and resold by gas storage facilities, gas publicly traded on trading platforms, gas imported through pipelines put into operation after 2015, and citygate gas prices in those provinces possessing conditions for determining citygate gas prices through competition should become market based. The prices of other domestically produced onshore pipeline gas and the citygate prices of the gas imported through pipelines put into operation before the end of 2014 should in the interim continue to be determined by the existing pricing mechanism, and will be liberalized and become market-based in due course as the reform to marketize the natural gas sector progresses. Pursuant to the natural gas pricing reform programs issued by the NDRC in recent years, at present, the PRC government regulates natural gas pricing mainly through the citygate benchmark price. Under this regime, gas suppliers and purchasers would determine the specific citygate prices for their transactions through negotiations by using the citygate benchmark prices published by the relevant local governments as the base and then adjusting the base either upwards by no more than 20% or downwards without limit. The NDRC also rolled out seasonal natural gas prices to encourage market-oriented pricing. Natural gas production and marketing enterprises and users are encouraged to proactively trade on natural gas trading platforms. Prices of natural gas publicly traded on natural gas exchanges such as Shanghai Oil and Gas Exchange and Chongqing Oil and Gas Exchange are entirely driven by market conditions.

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

Production and Marketing

Crude Oil

Each year, the NDRC publishes the projected target for the production and process of crude oil in China based on the domestic consumption estimates submitted by domestic producers, including but not limited to us, Sinopec and CNOOC, the production of these companies as well as the forecast of international crude oil prices. The actual production volumes are determined by the producers themselves and may vary from estimates. The MOFCOM and its local branches were previously responsible for supervising and managing the crude oil market. Enterprises that meet certain operating conditions may apply for the permit for crude oil sales and warehousing business. On December 3, 2019, the MOFCOM issued the Notice on Proper Implementation of the Reform to “Streamline Administration, Delegate Power, Strengthen Regulation and Improve Services” in the Administration of Circulation of Refined Petroleum Products. According to the Notice, MOFCOM offices will no longer accept applications for qualifications for crude oil marketing or warehousing business, or for amendment, renewal or cancelation of the certificates of such qualifications, and such certificates shall expire automatically upon expiration and will not be taken back. This means that the operation of crude oil marketing and warehousing business will no longer be subject to MOFCOM approval.

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

On December 3, 2019, the MOFCOM issued the Notice on Proper Implementation of the Reform to “Streamline Administration, Delegate Power, Strengthen Regulation and Improve Services” in the Administration of Circulation of Refined Petroleum Products. According to the Notice, any market player proposed to engage in the refined petroleum product wholesale and warehousing activities may commence and carry out such activities in accordance with applicable laws and regulations after they meet relevant criteria and obtain relevant qualifications or pass relevant acceptance tests and is not required to obtain operating licenses from MOFCOM. On December 31, 2020, the General Office of the MOFCOM issued the Guidelines for the Administration of the Refined Petroleum Product Circulation Sector. According to the Guidelines, any market player engaged in refined petroleum product wholesale and warehousing business activities shall comply with laws and regualtions and criteria related to enterprise registration, land and resources administration, planning and construction, oil product quality, safety production, environmental protection, firefighting, terrorism-fighting, tax, transportation, meteorology, metering, etc., obtain relevant qualifications or pass relevant acceptance tests, and shall carry out business operation in accordance with laws and regulations. This means that the operation of refined oil marketing and warehousing business will no longer be subject to MOFCOM approval.

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

Capital Investment and Financing

Capital investments in exploration and production of crude oil and natural gas made by Chinese oil and gas companies are subject to approval by or filing with relevant government authorities. The following projects are subject to approval by the NDRC or the competent local authorities:

•	facilities for taking delivery of and storing liquefied petroleum gas (excluding accessory projects of oil or gas fields or refineries);

•	new facilities for taking delivery of or storing imported liquefied natural gas (including expansion on a different site other than the original facilities);

•	oil or gas transmission pipeline networks (excluding gathering and transmission pipeline networks of oil or gas fields);

•	new refineries, expansion of existing primary processing refineries;

•	new ethylene, paraxylene (PX), diphenylmethane diisocyanate (MDI) projects；and

•	new coal-to-olefins projects, new coal to paraxylene (PX) projects, and new coal-to-methanol projects with a capacity of 1 million tons per annum or more.

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

25%; and from January 1, 2021 to December 31, 2030, the corporate income tax on enterprises incorporated in encouraged industries in the western region of China will be levied at a reduced rate of 15%.

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

Mining right royalty	Area	RMB100 to RMB500 per square kilometer per year for exploration; RMB1,000 per square kilometer per year for production.

Royalty fee(1)	Production volume	Progressive rate of 0-12.5% for crude oil and 0-3% for natural gas.

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

In recent years, the Chinese government has endeavored to promote low-carbon policies. It has set a goal of increasing the proportion of non-fossil energy consumption and announced the aim to hit peak emissions before 2030 and realize carbon neutrality by 2060. In order to reduce environmental pollution, the Chinese government has also raised the standards of oil products several times in recent years. After several years of upgrading and renovating our oil refining facilities, we have satisfied the relevant standards on time. In addition, we are also required to comply with relevant laws and regulations regarding management of hazardous chemicals.

Item 4A — UNRESOLVED STAFF COMMENTS

We do not have any unresolved staff comment.

Item 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

You should read the following discussion together with our consolidated financial statements and their notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS. The comparative data throughout Item 5 was presented as if (i) Dalian West Pacific had been consolidated from the earliest financial year presented (see “Item 4 — Information on the Company — Acquisitions and Divestments” and Note 40 to our consolidated financial statements in our Form 20-F filed with the SEC on April 29, 2020); and (ii) Fuel Oil Company and Lubricant Company were transfered from the marketing segment to the refining and chemicals segment from the earliest financial year presented (see Note 38 to our financial statements). In addition, we initially applied IFRS 16 on January 1, 2019. According to the adopted transition plan, the comparative data throughout this Item 5 has not been restated. For a detailed description of the changes and impacts of these accounting standards, please refer to Note 3 (ac) to our financial statements.

Overview

We are engaged in a broad range of petroleum and natural gas related activities, including:

•	exploration, development, production and sale of crude oil and natural gas;

•	refining of crude oil and petroleum products, and production and marketing of primary petrochemical products, derivative chemical products and other chemical products;

•	marketing and trading of refined oil products; and

•	transmission of natural gas, crude oil and refined oil products as well as sale of natural gas.

We are China’s largest producer of crude oil and natural gas and are one of the largest companies in China in terms of revenue. In 2020, we produced approximately 921.8 million barrels of crude oil and approximately 4,221.0 Bcf of natural gas for sale. Our refineries processed approximately 1,177.5 million barrels of crude oil in 2020. In 2020, our revenue was RMB1,933,836 million and net profit attributable to owners of the Company was RMB19,006 million.

Factors Affecting Results of Operations

Our results of operations and the period-to-period comparability of our financial results are affected by a number of external factors, including changes in the prices, production and sales volume of our principal products, operating costs and the regulatory environment.

Prices of Principal Products

The fluctuations in the prices of crude oil, refined products, chemical products and natural gas have a significant impact on our revenue. In the first half of 2020, due to the impact of the COVID-19 pandemic, the oil output policies implemented by certain oil-producing countries and other factors, the international crude oil price displayed in a “V” shape. A rarely seen drastic drop in oil price and an unprecedented negative oil price was reported in the first half of 2020. Although the crude oil price rose steadily after reaching a low point in late April 2020, the crude oil price was generally at a low level throughout the year. The average spot price of North Sea Brent and WTI crude oil in 2020 was US$41.78 per barrel and US$39.28 per barrel, respectively, representing a decrease of 34.9% and 31.1% over 2019, respectively. As a result, 2020 witnessed a drastic decline in the prices of refined oil products and natural gas. See “Item 4 — Information on the Company — Regulatory Matters — Pricing” for a more detailed discussion of current PRC pricing regulations, “Item 3 — Risk Factors — Risks Related to COVID-19” and “Item 3 — Risk Factors — Risks Related to Pricing and Exchange Rate”.

The table below sets forth the average realized prices of our principal products in 2018, 2019 and 2020.

	2018	2019	2020
Crude oil (US$/barrel)	68.28	60.96	40.33
Natural gas (US$/thousand cubic feet)	5.85	5.39	4.80
Gasoline (US$/barrel)	124.88	110.63	94.86
Kerosene (US$/barrel)	86.73	78.08	48.67
Diesel (US$/barrel)	110.38	102.16	81.59

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

Pipeline Assets Restructuring

In 2020, we recognized a pre-tax gain of RMB46,946 million from the pipeline assets restructuring transaction. See “Item 4 — Information on the Company — Acquisitions and Divestments”. As a result of the pipeline assets restructuring, we will no longer record revenue and costs (including depreciation and amortization) associated from the disposed target assets. As a shareholder of PipeChina, we apply the equity method to account for the investment in an associate and expect to receive dividends from PipeChina in accordance with their dividend policy. For further details associated with the risks relating to the pipeline asset restructuring, see “Item 3 — Key Information — Risks Related to Pipeline Asset Restructuring”.

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

Depreciation, to write off the cost of each asset, other than oil and gas properties, to their residual values over their estimated useful lives is calculated using the straight-line method. The Company uses the following useful lives for depreciation purposes:

Buildings and plants	8-40 years
Equipment and machinery	4-30 years
Motor vehicles	4-14 years
Other	5-12 years

No depreciation is provided on construction in progress until the assets are completed and ready for use.

The assets’ residual values and useful lives are reviewed, and adjusted as appropriate, at the end of each reporting period.

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

The expected medium-to-long-term future international prices of crude oil utilized by us when estimating the expected future cash flows are determined mainly based upon the forecast of the international prices of crude oil made by principal international investment institutions combined with the judgment and analysis of the future trends of international prices of crude oil made by us. We calculated the expected future cash flows of each oil block according to the estimates of future production volume levels per year stated in the oil and gas reserves reports, the estimates of operation costs of oil and gas made by us, and taking into account its future capital expenditure plan. We refer to the weighted average cost of capital of the oil and gas industry when determining the discount rate and makes relevant adjustments according to specific risks in different countries or regions. In the years ended December 31, 2018, 2019 and 2020, the after-tax discount rates adopted by most of our oil and gas regions were in the range of 7.3% -11.5%, 6.4%-15.4% and 5.9%-12.0%, respectively.

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

Our statement of comprehensive income for each of the years ended December 31, 2018, 2019 and 2020 is summarized in the table below.

	Year Ended December 31,
	2018	2019	2020
	(RMB in millions)
Revenue	2,374,934	2,516,810	1,933,836
Operating expenses	(2,251,992)	(2,395,048)	(1,857,899)
Profit from operations	122,942	121,762	75,937
Exchange gain, net	1,120	1	108
Interest expense, net	(18,939)	(26,778)	(23,505)
Share of profit of affiliates and joint ventures	11,647	8,229	3,533
Profit before income tax expense	116,770	103,214	56,073
Income tax expense	(42,790)	(36,199)	(22,588)
Profit for the year attributable to non-controlling interests	20,944	21,333	14,479
Profit for the year attributable to owners of the Company	53,036	45,682	19,006

The table below sets forth our revenue by business segment for each of the years ended December 31, 2018, 2019 and 2020 as well as the percentage changes in revenue for the periods shown.

	2018	2019	2019 vs. 2018	2020	2020 vs. 2019
	(RMB in millions, except percentages)
Revenue
Exploration and production	658,712	676,320	2.7%	530,807	(21.5)%
Refining and chemicals	1,013,413	1,000,062	(1.3)%	774,775	(22.5)%
Marketing	1,891,743	2,075,044	9.7%	1,497,533	(27.8)%
Natural gas and pipeline	362,626	391,023	7.8%	370,771	(5.2)%
Headquarters and others	2,376	3,700	55.7%	3,547	(4.1)%

Total	3,928,870	4,146,149	5.5%	3,177,433	(23.4)%
Less: elimination	(1,553,936)	(1,629,339)	4.9%	(1,243,597)	(23.7)%

Consolidated net sales from operations	2,374,934	2,516,810	6.0%	1,933,836	(23.2)%

The table below sets forth our operating income by business segment for each of the years ended December 31, 2018, 2019 and 2020, as well as the percentage changes in operating income for the periods shown. Loss from operations for headquarters and others shown below consists of expenses for research and development, business services and infrastructure support to our operating business segments.

	2018	2019	2019 vs. 2018	2020	2020 vs. 2019
	(RMB in millions, except percentages)
Profit/(loss) from operations
Exploration and production	73,519	96,097	30.7%	23,092	(76.0)%
Refining and chemicals	46,879	16,077	(65.7)%	(1,834)	(111.4)%
Marketing	(8,628)	(2,878)	(66.6)%	(2,906)	1.0%
Natural gas and pipeline	25,515	26,108	2.3%	72,410	177.3%
Headquarters and others	(14,343)	(13,642)	(4.9)%	(14,825)	8.7%

Total	122,942	121,762	(1.0)%	75,937	(37.6)%

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Consolidated Results of Operations

Overview

In 2020, our revenue was RMB1,933,836 million, representing a decrease of 23.2% as compared to 2019. Net profit attributable to owners of the Company was RMB19,006 million, representing a decrease of 58.4% as compared to 2019. Basic earnings per share were RMB0.10, representing a decrease of RMB0.15 as compared to 2019.

Revenue Revenue decreased by 23.2% from RMB2,516,810 million in 2019 to RMB1,933,836 million in 2020. This was primarily due to the decrease in the sales volume and a sharp decrease in selling prices of the majority of our oil and gas products.

The table below sets out external sales volume and average realized prices for our major products in 2019 and 2020 and the respective percentage of change:

	Sales Volume (‘000 ton)			Average Realized Price (RMB/ton)
	2019	2020	Percentage of Change (%)	2019	2020	Percentage of Change (%)
Crude oil*	150,322	158,266	5.3	3,162	2,070	(34.5)
Natural gas (hundred million cubic meters, RMB/’000 cubic meter)**	2,590.91	2,487.45	(4.0)	1,313	1,170	(10.9)
Gasoline	76,366	66,084	(13.5)	6,487	5,561	(14.3)
Diesel	90,163	80,796	(10.4)	5,286	4,221	(20.1)
Kerosene	21,183	14,350	(32.3)	4,255	2,652	(37.7)
Heavy oil	18,095	30,253	67.2	3,249	2,313	(28.8)
Polyethylene	4,985	5,659	13.5	7,443	6,725	(9.6)
Lubricant	977	1,404	43.7	8,047	6,426	(20.1)

*	The sales volumes of crude oil listed above represents all our external sales volume of crude oil.
**	The sales volumes of natural gas listed above represents all our external sales volume of natural gas.

Operating Expenses Operating expenses decreased by 22.4% from RMB2,395,048 million in 2019 to RMB1,857,899 million in 2020, of which:

Purchases, Services and Other Expenses Purchases, services and other expenses decreased by 25.3% from RMB1,697,834 million in 2019 to RMB1,267,797 million in 2020. This was primarily due to the decrease in expenses for purchasing oil and gas products and trading.

Employee Compensation Costs Employee compensation costs (including salaries, insurances, housing provident funds and training fees, etc.) decreased by 4.4% from RMB154,318 million in 2019 to RMB147,604 million in 2020. This was primarily due to our performance-compensation linkage mechanism and that the local governments reduced or exempted certain social insurance fees in 2020.

Exploration Expenses Exploration expenses decreased by 6.9% from RMB20,775 million in 2019 to RMB19,333 million in 2020. This was primarily due to the fact that we optimized our exploration plans responding to the changes in oil prices, and controlled exploration expenses.

Depreciation, Depletion and Amortization Depreciation, depletion and amortization decreased by 5.1% from RMB225,262 million in 2019 to RMB213,875 million in 2020. This was primarily due to the combined effect of the decrease in our oil and gas reserves as a result of the decline in oil prices and the pipeline assets restructuring.

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased by 6.2% from RMB68,596 million in 2019 to RMB64,345 million for 2020. This was primarily attributable to our efforts to further promote the improvement of quality and profitability, and strictly control non-production expenses.

Taxes other than Income Taxes Taxes other than income taxes decreased by 14.3% from RMB228,436 million in 2019 to RMB195,850 million in 2020, among which the consumption tax decreased by 11.8% from RMB164,973 million in 2019 to RMB145,525 million in 2020; the resource tax decreased by 24.3% from RMB24,388 million in 2019 to RMB18,468 million in 2020; and crude oil special gain levy decreased by 76.9% from RMB771 million in 2019 to RMB178 million in 2020.

Other Income, net Other income, net increased by RMB50,732 million from RMB173 million in 2019 to RMB50,905 million in 2020, primarily due to the gain from the pipeline assets restructuring in 2020.

Profit from Operations The profit from operations in 2020 was RMB75,937 million, representing a decrease of 37.6% from RMB121,762 million in 2019.

Net Exchange Gain Net exchange gain in 2020 was RMB108 million, representing an increase of RMB107 million from RMB1 million in 2019, primarily due to the impact of changes in exchange rate of US Dollar against Renminbi.

Net Interest Expense Net interest expense decreased by 12.2% from RMB26,778 million in 2019 to RMB23,505 million in 2020, primarily due to the repayment of interest-bearing debts, optimization of debt structure, and the reduction of cost of debts.

Profit Before Income Tax Expense Profit before income tax expense decreased by 45.7% from RMB103,214 million in 2019 to RMB56,073 million in 2020.

Income Tax Expense The income tax expense decreased by 37.6% from RMB36,199 million in 2019 to RMB22,588 million in 2020, which was primarily due to a sharp decrease in the Company’s profit before income tax expense over the same period 2019.

Profit for the Year Net profit in 2020 decreased by 50.0% to RMB33,485 million from RMB67,015 million in 2019.

Profit Attributable to Non-controlling Interests Profit attributable to non-controlling interests decreased by 32.1% from RMB21,333 million in 2019 to RMB14,479 million in 2020, which was primarily due to a sharp decrease in profits of our subsidiaries over the same period 2019.

Profit Attributable to Owners of the Company Profit attributable to owners of the Company decreased by 58.4% from RMB45,682 million in 2019 to RMB19,006 million in 2020.

Segment Results

Exploration and Production

Revenue Revenue of the exploration and production segment in 2020 was RMB530,807 million, representing a decrease of 21.5% from RMB676,320 million in 2019, which was primarily due to the overall impact from the increase in sales volume and the decrease in prices of oil and gas products including crude oil and natural gas in this segment. In 2020, the oil imported from Russia, Kazakhstan and others by our company amounted to 39.03 million tons, representing a decrease of 2.3% from 39.95 million tons in 2019. The revenue from the sales of imported oil from Russia, Kazakhstan and others was RMB85,080 million in 2020, representing a decrease of 35.4% from RMB131,723 million in 2019. The average realized crude oil price of our company in 2020 was US$40.33 per barrel, representing a decrease of 33.8% from US$60.96 per barrel in 2019.

Operating Expenses Operating expenses of the exploration and production segment decreased by 12.5% from RMB580,223 million in 2019 to RMB507,715 million in 2020, which was primarily due to the decrease in procurement expenses and taxes other than income tax. In 2020, the cost for importing oil from Russia, Kazakhstan and others amounted to RMB86,388 million, representing a decrease of 34.0% from RMB130,941 million in 2019.

In 2020, our unit oil and gas lifting cost was US$11.10 per barrel, representing a decrease of 8.3% from US$12.11 per barrel in 2019.

Profit from Operations In 2020, our domestic business of the exploration and production segment continued with profitable development, optimized the development plan of each block based on the calculation of marginal profit, enhanced integrated administration covering matters in respect of investment, reserves and costs, and strictly controlled the development cost. Our overseas business coordinated the COVID-19 prevention and control with production and operation, took various measures simultaneously to promote the improvement of quality and profitability, and strived to control and reduce investment and costs. In 2020, affected by a sharp decrease in oil and gas prices, our exploration and production segment realized an operating profit of RMB23,092 million, representing a decrease of 76.0% from RMB96,097 million in 2019.

Refining and Chemicals

In 2020, in order to optimize production, operation and management, we transferred Fuel Oil Company and Lubricant Company from the marketing segment to the refining and chemicals segment. Accordingly, the comparative data in respect of the refining and chemicals segment and the marketing segment have been restated, as if the two companies were incorporated in the refining and chemicals segment since the earliest financial year presented. See Note 38 to our financial statements.

Revenue Revenue of the refining and chemicals segment decreased by 22.5% from RMB1,000,062 million in 2019 to RMB774,775 million in 2020, primarily due to the comprehensive impact of various factors, including the decrease in sales volume and prices of refined oil products and the increase in sales volume, but the decrease in prices, of chemical products.

Operating Expenses Operating expenses of the refining and chemicals segment decreased by 21.1% from RMB983,985 million in 2019 to RMB776,609 million in 2020, primarily due to the decrease in procurement costs of crude oil and feedstock, and the decrease in taxes and sales and administrative expenses.

In 2020, the cash processing cost of our refineries was RMB163.90 per ton, decreased by 2.8% from RMB168.64 per ton in 2019, primarily due to the decrease in the cost of power.

(Loss)/Profit from Operations In 2020, the refining and chemicals segment adhered to market orientation, timely adjusted processing load in response to market changes and optimized product mix to use its best endeavor to ensure the safe operation of the industrial chain and maximization of profitability. We also strengthened technology research, and increased the production of high-end and high value-added chemical products to increase the profitability of our chemical business. In the meantime, we strengthened cost control by continuously reducing processing costs. However, affected by the narrowing margins of the refining business, the refining and chemicals segment in 2020 recorded an operating loss of RMB1,834 million as compared to an operating profit of RMB16,077 million in 2019. Among that, the refining operations recorded an operating loss of RMB12,801 million, as compared to an operating profit of RMB12,650 million in 2019, while the chemical operations realized an operating profit of RMB10,967 million, representing an increase of 220.0%, as compared to RMB3,427 million in 2019.

Marketing

In 2020, in order to optimize production, operation and management, we transferred Fuel Oil Company and Lubricant Company from the marketing segment to the refining and chemicals segment. Accordingly, the comparative data in respect of the refining and chemicals segment and the marketing segment have been restated, as if the two companies were incorporated in the refining and chemicals segment since the earliest financial year presented. See Note 38 to our financial statements.

Revenue Revenue of the marketing segment decreased by 27.8% from RMB2,075,044 million in 2019 to RMB1,497,533 million in 2020, primarily due to a decrease in sales volume and decline in price of refined oil products.

Operating Expenses Operating expenses of the marketing segment decreased by 27.8% from RMB2,077,922 million for 2019 to RMB1,500,439 million for 2020, primarily due to the decrease in expenditures for the external purchase of refined oil products.

Loss from Operations In 2020, the marketing segment strived to overcome the adverse impact of the COVID-19 pandemic on market demand by intensifying efforts in market analysis and flexibly adjusted marketing tactics. We used our best endeavor to increase the sales volume and output in key areas and to increase the retail sale of refined products, and strengthened refined marketing and precision marketing to improve the price realization rate. Based on our internal profitability estimation, we strengthened the interaction between the domestic and international markets and optimized the refined oil export plan, which led to an improvement in the overall profitability of the value chain. In 2020, the marketing segment recorded an operating loss of RMB2,906 million, representing an increase in loss of RMB28 million as compared to the operating loss of RMB2,878 million in 2019.

Natural Gas and Pipeline

Revenue Revenue of the natural gas and pipeline segment amounted to RMB370,771 million in 2020, representing a decrease of 5.2% as compared to RMB391,023 million in 2019, primarily due to the comprehensive impact of various factors, including the increase in the sales volume and the decrease in the price of natural gas in this segment.

Operating Expenses Operating expenses of the natural gas and pipeline segment amounted to RMB298,361 million in 2020, representing a decrease of 18.2% as compared to RMB364,915 million in 2019, primarily due to the decrease in expenditures for natural gas purchases.

Profit from Operations In 2020, the natural gas and pipeline segment actively optimized the resource structure, strived for full production and full sales of domestically produced gas, and reduced resource procurement costs. By making targeted marketing and service plans based on the customer needs and developing the profitable markets, we intensively enhanced our sales capability in respect of retail sales to end users. In 2020, benefiting from the gain from the pipeline assets restructuring and quality and profitability enhancement measures, the natural gas and pipeline segment realized an operating profit of RMB72,410 million, representing an increase of 177.3% as compared to RMB26,108 million in 2019.

In 2020, the sale of imported natural gas recorded a net loss of RMB14,159 million, representing a reduction of loss of RMB16,551 million as compared to 2019, demonstrating a remarkable achievement in loss control, primarily due to the comprehensive impact of various factors, including from quality improvement and profitability enhancement measures adopted by us and the sharp decline in the costs of imported natural gas as a result of a decrease in the price of imported gas. We expect to continue to adopt effective measures to control losses arising from sale of imported natural gas.

In 2020, our international operations (please see the note below) realized a revenue of RMB721,015 million, accounting for 37.3% of our total revenue. Profit before income tax expense amounted to RMB8,093 million. Our international operations maintained a stable development while further improving our international operating capability.

Note: Our four operating segments are exploration and production, refining and chemicals, marketing as well as natural gas and pipeline. International operations do not constitute a separate operating segment. The financial data of international operations are included in the financial data of the respective operating segments mentioned above.

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

The table below sets out external sales volume and average realized prices for our major products in 2018 and 2019 and the respective percentage of change:

	Sales Volume (‘000 ton)			Average Realized Price (RMB/ton)
	2018	2019	Percentage of Change (%)	2018	2019	Percentage of Change (%)
Crude oil*	110,457	150,322	36.1	3,213	3,162	(1.6)
Natural gas (hundred million cubic meters, RMB/’000 cubic meter)**	2,167.54	2,590.91	19.5	1,367	1,313	(4.0)
Gasoline	71,125	76,366	7.4	7,024	6,487	(7.6)
Diesel	86,904	90,163	3.8	5,478	5,286	(3.5)
Kerosene	20,619	21,183	2.7	4,534	4,255	(6.2)
Heavy oil	19,964	18,095	(9.4)	3,335	3,249	(2.6)
Polyethylene	4,644	4,985	7.3	8,816	7,443	(15.6)
Lubricant	1,158	977	(15.6)	7,875	8,047	(2.2)

*	The sales volumes of crude oil listed above represents all our external sales volume of crude oil.
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

Operating Expenses Operating expenses increased by 6.4% from RMB2,251,992 million in 2018 to RMB2,395,048 million in 2019, of which:

Purchases, Services and Other Expenses Purchases, services and other expenses increased by 9.3% from RMB1,553,784 million in 2018 to RMB1,697,834 million in 2019. This was primarily due to an increase in our expenses relating to purchase of oil and gas products and other international trading activities.

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

Depreciation, Depletion and Amortization Depreciation, depletion and amortization decreased by 3.0% from RMB232,276 million in 2018 to RMB225,262 million in 2019. This was primarily due to a combined effect of our provision of asset impairment in order to optimize asset structure and solidify asset quality, and implementation of the new lease standards. As a result of implementation of the new lease standards, we recognized depreciation expenses of RMB14,973 million over the assets that we had right of use in 2019.

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased by 7.9% from RMB74,477 million in 2018 to RMB68,596 million in 2019. This was primarily due to the fact that we strictly controlled non-production expenses in order to continue to implement the plan of broadening sources of income, reducing expenditures and costs, and enhancing profitability, and a decrease of RMB16,682 million in lease expenditures as compared to 2018 as a result of implementation of new lease standards.

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

Income Tax Expense The income tax expense decreased by 15.4% from RMB42,790 million in 2018 to RMB36,199 million in 2019, which was primarily due to the decrease in our profit before income tax expense in 2019 as compared to 2018.

Profit for the Year Net profit in 2019 decreased by 9.4% to RMB67,015 million from RMB73,980 million in 2018.

Profit Attributable to Non-controlling Interests Profit attributable to non-controlling interests increased by 1.9% from RMB20,944 million in 2018 to RMB21,333 million in 2019, primarily due to changes in the profit structure our subsidiaries.

Profit Attributable to Owners of the Company Profit attributable to owners of the Company decreased by 13.9% from RMB53,036 million in 2018 to RMB45,682 million in 2019.

Segment Results

Exploration and Production

Revenue Revenue of the exploration and production segment in 2019 was RMB676,320 million, representing an increase of 2.7% from RMB658,712 million in 2018. This increase was primarily due to the increase in the sales volume of oil and gas, partially offset by the decline in the price of crude oil. In 2019, the oil imported from Russia, Kazakhstan and certain other countries amounted to 39.95 million tons, representing an increase of 8.9% over the 36.69 million tons in 2018. The revenue from the sales of imported oil from Russia, Kazakhstan and certain other countries was RMB131,723 million in 2019, representing an increase of 2.7% from RMB128,308 million in 2018. The average realized crude oil price of our company in 2019 was US$60.96 per barrel, representing a decrease of 10.7% from US$68.28 per barrel in 2018.

Operating Expenses Operating expenses of the exploration and production segment decreased by 0.8% from RMB585,193 million in 2018 to RMB580,223 million in 2019. This was primarily due to a decrease in depreciation, depletion and amortization, and taxes and fees other than income tax, partially offset by an increase in exploration costs. In 2019, The cost for importing oil from Russia, Kazakhstan and certain other countries amounted to RMB130,941 million, representing an increase of 1.8% from RMB128,637 million in 2018. In 2019, the unit oil and gas lifting cost of our company was US$12.11 per barrel, representing a decrease of 1.6% from US$12.31 per barrel in 2018.

Profit from Operations In 2019, our domestic operations adhered to the principle of profit-orientation to promote the increase of reserves and production, realized an increase in crude oil production and a significant increase in natural gas production, strengthened the control of investment costs at the source, refined the management of production and operation costs, and promoted quality improvement and profitability. Our overseas operations, adhered to profitable development, strictly managed early-stage investment projects, optimized the investment structure, and strived to promote sales and maximize revenue. In 2019, the exploration and production segment realized an operating profit of RMB96,097 million, representing an increase of 30.7% from RMB73,519 million in 2018, maintaining its status as a main profit contributor of our company.

Refining and Chemicals

Revenue The revenue of the refining and chemicals segment decreased by 1.3% from RMB1,013,413 million in 2018 to RMB1,000,062 million in 2019, primarily due to a combined effect of the changes in sales volume and prices of refined oil products, and the marketization of internal settlement prices.

Operating Expenses Operating expenses of the refining and chemicals segment increased by 1.8% from RMB966,534 million in 2018 to RMB983,985 million in 2019, primarily due to an increase in the cost of crude oil and feedstock, and an increase in the production costs of auxiliary materials and power.

In 2019, the cash processing cost of refineries of our company was RMB168.64 per ton, remaining basically the same as compared to 2018.

Profit from Operations In 2019, the refining and chemicals segment continued to deepen benchmarking management to facilitate the transition from cost benchmarking to business benchmarking; tap into internal talent and vigorously strengthen management and control over costs and expenses; adhere to the principles of market and profit-orientation, promote the upgrading of refined oil quality and the research and development of high value-added chemical products, optimize product mix and enhance profitability. However, as affected by factors such as excessive domestic refining capacity, narrower margins, a fall in prices of chemical products and the marketization of internal settlement prices which resulted in a fall in prices, the refining and chemicals segment realized an operating profit of RMB16,077 million in 2019, representing a decrease of 65.7% as compared to RMB46,879 million in 2018. Specifically, the refining operations recorded an operating profit of RMB126,50 million, representing a decrease of 67.6% as compared to RMB39,056 million in 2018, while the chemical operations realized an operating profit of RMB3,427 million, representing a decrease of 56.2%, as compared to RMB7,823 million in 2018.

Marketing

Revenue The revenue of the marketing segment increased by 9.7% from RMB1,891,743 million in 2018 to RMB2,075,044 million in 2019, primarily due to an increase in international trading volume of oil and gas products.

Operating Expenses Operating expenses of the marketing segment increased by 9.3% from RMB1,900,371 million in 2018 to RMB2,077,922 million in 2019, primarily due to an increase in the expenditures for purchase of refined oil.

Loss from Operations In 2019, the marketing segment actively responded to the challenges of excessive market resources and intensified competition, deepened the regional precise marketing and integrated marketing of refined products, fuel cards, non-oil business, and lubricants, accelerated the establishment of new retail models, and strived to pursue quality and profitability. In international trade, it accelerated the development of its global logistics and marketing network and strengthened the synergy between domestic and international resources to enhance profitability. In 2019, due to the strengthening of marketing measures and the marketization of internal settlement, the marketing segment recorded an operating loss of RMB2,878 million, representing a decrease in loss of RMB5,750 million as compared to the operating loss of RMB8,628 million in 2018.

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

In 2019, the natural gas and pipeline segment took active measures to control the loss from imported natural gas. However, as the cost of imported natural gas increased due to the changes in exchange rates, while the increases in the domestic natural gas price were restricted under a nationwide policy environment of reducing taxes and fees, the segment recorded a net loss of RMB30,710 million in sales of imported natural gas, representing an increase of loss of RMB5,803 million as compared to last year. We will endeavor to adopt effective measures to control losses.

In 2019, our international operations realized a revenue of RMB1,040,117 million, accounting for 41.3% of our total revenue. Profit before income tax expenses amounted to RMB18,885 million. Our international operations maintained stable development and further improved our operating ability internationally.

Liquidity and Capital Resources

Our primary sources of funding include cash generated by operating activities and short-term and long-term borrowings, which are expected to be sufficient for our funding requirements for at least the next twelve months. Our primary uses of funds were for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distributions of dividends to shareholders. Our payments to CNPC are limited to dividends and payments for services provided to us by CNPC. For 2020, we have distributed interim dividends of RMB16 billion to our shareholders. Based on an overall consideration of various factors, including our operating performance, financial status, cash flows and income from pipeline assets restructuring, our board of directors recommended the final dividends for 2020 of RMB16 billion, which once approved at our general meeting to be held in June 2021 would result in the aggregate dividends for 2020 to amount to RMB32 billion. See “Item 8 — Financial Information — Dividend Policy” for a discussion of factors which may affect the determination by our board of directors of the appropriate level of dividends.

Our financing ability may be limited by our financial condition, our results of operations and the international and domestic capital markets. Prior to accessing the international and domestic capital markets, we generally need to obtain approval from the relevant PRC government authorities. In general, we need to obtain PRC government approval for any project involving significant capital investment for our refining and chemicals, marketing and natural gas and pipeline segments. For a more detailed discussion of factors which may affect our ability to satisfy our financing requirements, see “Item 3 — Key Information — Risk Factors — Risks Related to Liquidity”.

We plan to fund the capital and related expenditures described in this annual report principally through cash from operating activities, short-term and long-term borrowings and cash and cash equivalents. Net cash flows from operating activities in the year ended December 31, 2020 was RMB318,575 million. As of December 31, 2020, we had cash and cash equivalents of RMB118,631 million. While each of the projects described in this annual report for which significant capital expenditures will be required is important to our future development, we do not believe that failure to implement any one of these projects would have a material adverse effect on our financial condition or results of operations. If the price of crude oil declines sharply in the future, it is likely that we would delay or reduce the scale of the capital expenditures for each segment.

We currently do not have any outstanding options, warrants or other rights for any person to require us to issue any common stock at a price below its market value. We do not currently intend to issue any such rights or to otherwise issue any common stock for a price below its market value.

In addition, as of December 31, 2020, we did not have any transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect the liquidity or availability of or requirements for our capital resources.

The table below sets forth our net cash flows for each of the years ended December 31, 2018, 2019 and 2020 and the balance of our cash and cash equivalents at the end of each of such years.

	Year Ended December 31,
	2018	2019	2020
	(RMB in millions)
Net cash flows from operating activities	353,256	359,610	318,575
Net cash flows used for investing activities	(267,812)	(332,948)	(181,986)
Net cash flows used for financing activities	(125,703)	(27,276)	(99,400)
Currency translation difference	2,513	1,069	(4,967)
Cash and cash equivalents	85,954	86,409	118,631

Our cash and cash equivalents increased by 37.3% from RMB86,409 million as of December 31, 2019 to RMB118,631 million as of December 31, 2020. The cash and cash equivalents were mainly denominated in US Dollar and Renminbi (approximately 55.1% were denominated in US Dollar, approximately 36.2% were denominated in Renminbi, approximately 6.5% were denominated in HK Dollar and approximately 2.2% were denominated in other currencies).

Net Cash Flows from Operating Activities

Our net cash flows from operating activities amounted to RMB318,575 million for the year ended December 31, 2020, representing a decrease of 11.4% from RMB359,610 million in 2019. This was mainly due to the combined impact from the decrease in profit and the change in working capital during the reporting period.

Our net cash flows from operating activities amounted to RMB359,610 million for the year ended December 31, 2019, representing an increase of 1.8% from RMB353,256 million in 2018. This was mainly due to a combined effect of the changes in inventories, receivables, payables and contract obligations during the reporting period.

Net Cash Flows Used for Investing Activities

Our net cash flows used for investing activities in 2020 amounted to RMB181,986 million, representing a decrease of 45.3% from RMB332,948 million in 2019. The decrease was primarily due to the combined effects of reduction of capital expenditures arising from our optimization of investment scale based on changes in oil prices, and the pipeline assets restructuring.

Our net cash flows used for investing activities in 2019 amounted to RMB332,948 million, representing an increase of 24.3% from RMB267,812 million in 2018. The increase was primarily due to an increase in capital expenditures in 2019.

Net Cash Flows Used for Financing Activities

Our net cash used for financing activities in 2020 was RMB99,400 million, representing an increase of 264.4% from RMB27,276 million in 2019. This was primarily due to the increase in repayment of borrowings during the reporting period.

Our net cash flows used for financing activities in 2019 was RMB27,276 million, representing a decrease of 78.3% from RMB125,703 million in 2018. This was primarily due to the changes in long and short-term borrowings during the reporting period.

Our net borrowings as of December 31, 2018, 2019 and 2020 were as follows:

	As of December 31,
	2018	2019	2020
	(RMB in millions)
Short-term borrowings (including current portion of long-term borrowings)	145,150	175,840	117,542
Long-term borrowings	269,422	290,882	251,379

Total borrowings	414,572	466,722	368,921

Less: cash and cash equivalents	85,954	86,409	118,631

Net borrowings	328,618	380,313	250,290

The following table sets out the remaining contractual maturity of borrowings as of December 31, 2019 and 2020 according to the earliest contractual maturity dates. The amounts set out below are contractual undiscounted cash flows, including principal and interest:

	As of December 31,
	2019	2020
	(RMB in million)
Within 1 year	188,771	124,777
Between 1 and 2 years	30,090	53,526
Between 2 and 5 years	253,918	188,012
After 5 years	31,576	27,894

Total	504,355	394,209

Our total borrowings as of December 31, 2020 consisted of approximately 52.1% of fixed-rate loans and approximately 47.9% of floating-rate loans. Of our borrowings as of December 31, 2020, approximately 71.2% were denominated in Renminbi, approximately 26.7% were denominated in US Dollars and approximately 2.1% were denominated in other currencies.

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

Our debt to capital ratio (calculated by dividing interest-bearing debts by the aggregate of interest-bearing debts and shareholder’s equity; interest-bearing debts including various long and short term borrowings) as of December 31, 2018, 2019 and 2020 was 22.7%, 24.4% and 21.3%.

As of December 31, 2020, the outstanding amount of our debts secured by CNPC and its subsidiaries and other third parties was RMB13,726 million.

Capital Expenditures and Investments

In 2020, we flexibly adjusted and optimized the scale and structure of our investments in response to changes in oil prices, operating profitability and cash flow, and coordinated the promotion of the construction of our key projects. In 2020, our capital expenditures amounted to RMB246,493 million, representing a decrease of 16.9% from RMB296,776 million in 2019.

The table below sets forth our capital expenditures and investments by business segment for each of the years ended December 31, 2018, 2019 and 2020, and the estimated amounts for 2021.

	2018		2019		2020		2021 (estimated)
	(RMB in millions)%		(RMB in millions)%		(RMB in millions)%		(RMB in millions)%
Exploration and production(1)	196,109	76.57	230,117	77.54	186,620	75.71	175,200	73.31
Refining and chemicals	15,783	6.16	21,823	7.35	21,810	8.85	38,000	15.90
Marketing	16,646	6.50	17,074	5.76	16,294	6.61	12,200	5.10
Natural gas and pipeline	26,502	10.35	27,004	9.10	21,143	8.58	13,000	5.44
Headquarters and others	1,066	0.42	758	0.25	626	0.25	600	0.25

Total	256,106	100.00	296,776	100.00	246,493	100.00	239,000	100.00

(1)

If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the exploration and production segment in each of 2018, 2019, 2020, and estimated amount for 2021 would be RMB206,256 million and RMB241,992 million, and RMB1,970,19 million, and RMB186,200 million, respectively.

As of December 31, 2020, the capital commitments contracted but not provided for by us were approximately RMB714 million.

Exploration and Production

A majority of our capital expenditures and investments relate to our exploration and production segment. For the years ended December 31, 2018, 2019 and 2020, the capital expenditures in relation to the exploration and production segment amounted to RMB196,109 million, RMB230,117 and RMB186,620 million, respectively. In 2020, our capital expenditures were primarily used for exploration and development activities in the key basins such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin, enhancing the development of unconventional resources such as shale gas and profitable development from existing projects in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region.

We estimate that our capital expenditures for the exploration and production segment for 2021 will be RMB175,200 million, which is expected to be used primarily for sizable and profitable exploration and development in key basins such as Songliao, Ordos, Tarim, Sichuan and Bohai Bay, enhancing the development of unconventional resources such as shale gas and shale oil, and promotion of new energy projects including clean energy alternatives. In adherence to the principle of optimized development, our overseas operations will continue to focus on the operation of existing projects in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region while seeking new projects of high quality.

Refining and Chemicals

Our capital expenditures for our refining and chemicals segment for each of the years ended December 31, 2018, 2019 and 2020 were RMB15,783 million, RMB21,823 million and RMB21,810 million, respectively. In 2020, our capital expenditures were mainly spent on the construction of large-scale refining and chemicals facilities, including projects such as the refining-chemical integration project at Guangdong Petrochemical, the project in relation to adjustment of product mix at Daqing Petrochemical, the large-scale refining-chemical projects of producing ethylene out of ethane in Tarim and Changqing, and certain other upgrading projects.

It is estimated that the capital expenditures for the refining and chemicals segment for 2021 will be RMB38,000 million, which is expected to be used primarily for the construction of large-scale refining and chemical projects, such as integration project of refining and chemicals at Guangdong Petrochemical, the projects in relation to the ethane to ethylene projects at Tarim and Changqing, and certain transformation and upgrading projects in relation to reduction of refined products, enhancement of chemical products, new materials and new technologies.

Marketing

Our capital expenditures for our marketing segment for each of the years ended December 31, 2018, 2019 and 2020 were RMB16,646 million, RMB17,074 million and RMB16,294 million, respectively. Our capital expenditures for the marketing segment in 2020 were mainly used for the expansion of the end-user sales network within the domestic refined oil market, and the construction of overseas oil and gas centers for storage and transmission and sales facilities.

It is estimated that the capital expenditures for the marketing segment for 2021 will be RMB12,200 million, which is expected to be used primarily for construction and expansion of refined oil sales networks and the construction of the overseas oil and gas centers storage and transmission facilities.

Natural Gas and Pipeline

Our capital expenditures for the natural gas and pipeline segment for each of the three years ended December 31, 2018, 2019 and 2020 were RMB26,502 million, RMB27,004 million and RMB21,143 million, respectively. Our capital expenditures for the natural gas and pipeline segment in 2021 were mainly used for construction of important natural gas trunk line projects such as the China-Russia East Natural Gas Pipeline, Shenzhen LNG storage and transmission facilities for peak regulation, and branch lines and sales terminals.

We estimate that our capital expenditures for the natural gas and pipeline segment for 2021 will be RMB13,000 million, which is expected to be used primarily for the construction of LNG receiving stations, natural gas branch lines, market developments targeted at urban gas market end-users, and new energy collaboration projects such as natural gas power generations.

Headquarters and Others

Our non-segment capital expenditures and investments for each of the years ended December 31, 2018, 2019 and 2020 were RMB1,066 million, RMB758 million and RMB626 million, respectively, which were primarily used for setting up the research test platform and development of our IT system.

We estimate that our capital expenditures for the head office and other segments for 2021 will be RMB600 million, which is expected to be used primarily for the enhancement of research facilities and development of our IT systems.

Off-Balance Sheet Arrangements

As of December 31, 2020, there were no off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Long-Term Contractual Obligations and Other

Commercial Commitments and Payment Obligations

All information that is not historical in nature disclosed under “Item 5 — Operating and Financial Review and Prospects — Long-Term Contractual Obligations and Other Commercial Commitments and Payment Obligations” is deemed to be a forward-looking statement. See “Forward-Looking Statements” for additional information.

The tables below set forth our long-term contractual obligations outstanding as of December 31, 2020.

	Payment Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(RMB in millions)
Long-term debt	326,567	74,743	118,508	107,649	25,667
Lease obligations	205,889	11,824	20,667	19,431	153,967
Capital commitments	714	530	184	0	0
Debt-related interest	26,292	8,237	11,482	4,021	2,552

Total	559,462	95,334	150,841	131,101	182,186

We are obligated to make annual payment with respect to our exploration and production licenses to the Ministry of Natural Resources. The table below sets forth the estimated amount of the annual payments in the next five years:

Year	Annual Payment
(RMB in millions)
2021	800
2022	800
2023	800
2024	800
2025	800

Assets Retirement Obligation

Most of the provinces and regions in which our oil and gas exploration and production activities are located have promulgated environmental protection regulations, which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. We have established standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of these provincial and regional regulations. As of December 31, 2020, the balance of assets retirement obligation was RMB114,819 million.

Research and Development

We have three research institutions under the supervision of our research and development management department at our headquarters. Except for those branch companies which are engaged in marketing activities, each of our other branch companies has its own research and development management department. Most of our branch companies have their own research institutions. Our research and development management departments are mainly responsible for managing and coordinating the research and development activities conducted by each of the research institutions. As of December 31, 2020, we had 30,083 employees in our research and development departments and institutions.

In each of the years ended December 31, 2018, 2019 and 2020, our total expenditures for research and development (including capitalized expenditures) were approximately RMB21,045 million, RMB21,410 million and RMB22,921 million, respectively.

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

Trend Information

In 2021, the global economy is expected to recover, thanks to the COVID-19 control measures and vaccination and economic stimuli measures implemented by major economies, although unstably and unevenly. The imbalance between strong supply and weak demand in the global oil market is expected to ease and international oil prices are expected to stabilize and rebound, but it is expected to remain in the low and medium range. China’s overall economic performance is expected to be positive, but it faces risks of resurgence of COVID-19 and uncertainties from the external macro-environment. We will adhere to the new development concept and implement the requirements for high-quality development by vigorously carrying out the five development strategies regarding innovation, resources, marketization, internationalization, green and low-carbon. We will continue to implement robust corporate governance in accordance with laws and regulations and solidify our foundation for safety and environmental protection. While further implementing reform and innovation and endeavoring to develop our main businesses, we will also actively promote a green and low-carbon transformation and focus on digital transformation and smart development. We will continue to improve the quality and profitability of our operations, and strive to create value for our shareholders.

In respect of the exploration and production business, we will strengthen risk exploration, focusing on six areas, namely marine carbonate rocks, foreland thrust belt, lithologic strata, shale oil and gas, new areas and offshore areas, striving to achieve strategic discoveries and breakthroughs. Emphasizing concentrated exploration in key areas, we will accelerate the implementation of large-scale exploration areas such as Chang 7 shale oil in Ordos and the North Slope of the central Sichuan paleo uplift, and actively prepare for strategic replacement areas or major replacement fields such as the Permian volcanic rocks in West Sichuan Basin and the Kuche Qiulitag structural belt in the Tarim Basin. We will intensify our efforts in profitable exploration by strengthening the administration of mining rights, accelerating the process from exploration to production and innovatively selecting and transferring mining rights, strengthening our operations focused on reserves value and continuously improving the replacement rate of reserves. We will focus on stable and profitable production in existing oil and gas fields, so as to control the decline rate and increase the recovery rate. We will attach importance to the profitable development in new areas, organize the implementation of production capacity construction projects in strict accordance with the design plan, and reach the standards and production targets set out in the objectives of such plan.

In respect of the refining and chemicals business, we will adhere to the concept of “molecular refining”, optimize the allocation of crude oil resources based on the conditions and locations of the equipment, and give preferences to enterprises which are more profitable or equipped for refinery and chemical integrated development. We will adjust our product mix in light of market demands through intensifying our efforts in reducing oil and increasing chemicals production and increasing the output of high value-added oil refinery products such as high-grade gasoline, aviation kerosene, paraffin wax, lubricating oil, asphalt and low-sulfur fuel oil. We will also maintain the operation of chemical facilities under high load and long cycle, accelerate the development of new materials and new products, and increase the proportion of high-end, high value-added and specialized chemical products. As part of deepening our benchmark management, we will continue to improve economic and technical indicators and increase the comprehensive commodity rate. Two projects that use ethane to produce ethylene, namely, Changqing and Tarim, are expected to be completed and launched on schedule, and the construction of key projects in Guangdong Petrochemical are expected to be expedited.

In respect of the marketing business, we will strive to increase our market share and use our best endeavors to expand sales in order to ensure unobstructed marketing channels for our own refineries. In order to comprehensively optimize our marketing strategies, we will accurately study and assess the market and subdivide the market to establish a lattice client development and maintenance system, and formulate marketing plans by region, enterprise and variety. In the meantime, we will adhere to the principle of focusing on retail and enlarge the scale of retailing, endeavor to increase the price realization rate, and achieve an organic alignment between sales volume and profitability. We will develop new networks and optimize existing networks in a refined and differentiated way, while expanding the asset-light network in a diversified manner. To highlight the specialized operation of our non-oil business, we will deploy cross-sector cooperative retail outlets, accelerate the construction of our ecosystem of “people, vehicles and life”, and enhance the customer service capability and profitability.

In respect of the natural gas and pipeline business, we will strengthen our study and research along the entire natural gas industry chain, and coordinate and allocate on a centralized basis domestic and foreign resources to optimize the layout of the natural gas market. For stabilizing the existing markets and exploring new markets, we will strive for all domestically-produced natural gas to be produced and sold as planned. We will also optimize the scale and pace of natural gas imports, so as to secure a stable market supply and smooth operation of the industry chain. We will expand the terminal market and develop market layouts in advance. We will make efforts in improving the oil and gas synthesis business by accelerating the integrated operation mode of oil and gas terminals. Actively exploring new markets in the field of comprehensive energy utilization, we will strengthen the integration of gas and power, and deepen the cooperation with enterprises operating in power generation, power grid and energy grid sectors. We will use our best endeavors to develop direct sales customers, and focus on and develop new markets such as new urban fuel and power generation projects, with a view to building a multi-energy comprehensive supply and smart gas demonstration area. We will implement differentiated and refined marketing strategies by region, market and phase, use platforms such as the exchange center to promote the sale of shale gas and coalbed gas at market prices, and arrange spot LNG purchases on the principle of profitability, so as to further enhance our ability to enhance profitability.

In respect of the international business, we will optimize the structure of overseas assets, business and regional layout by emphasizing the acquisition of risk exploration projects, operator projects and natural gas projects, putting more effort into joint venture and cooperation and new project development, and striving to increase the contribution of profit by international operations so as to lay a solid foundation for sustainable development. We will focus on promoting risk exploration in Doseo Basin of Chad and rolling exploration in Aktobe Middle Block of Kazakhstan, and expect to make great efforts to solve problems to achieve a stable and increased output in existing oil fields, and flexibly adjust the workload in response to the changes in oil prices and contract models.

Other than as disclosed above and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the periods covered in this annual report that are reasonably likely to have a material adverse effect on our net revenue, profit, liquidity or capital resources, or that would cause the disclosed financial information to be misleading.

Other Information

Inflation

Inflation or deflation did not have a significant impact on our results of operations for the year ended December 31, 2020.

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

Item 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors, Senior Management and Supervisors

As of the date of this report, our board of directors consists of 11 directors, five of whom are independent non-executive directors. Directors are appointed at our general meetings for a three-year term. The directors may be re-appointed upon the expiration of his/her term of office. The functions and duties conferred on the board of directors include:

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

•

appointing or dismissing the president of the company, and upon the nomination of the president, appointing or dismissing vice president, or vice president, senior vice president, chief financial officer, or CFO, and other senior management, and determining matters relating to their remuneration;

•	formulating our basic management system;

•	preparing amendments to our articles of association;

•	managing the information disclosures of our company; and

•	exercising any other powers and duties conferred by the shareholders at general meetings.

Six of our directors are affiliated with CNPC or its subsidiaries other than us.

The PRC Company Law requires a joint stock company with limited liability to establish a supervisory committee. This requirement is reflected in our articles of association. The supervisory committee is responsible for monitoring our financial matters and overseeing the corporate actions of our board of directors and our senior management personnel. As of the date of this report, the supervisory committee consists of nine supervisors, five of whom were elected, and may be removed, by the shareholders in a general meeting, and four of whom are employees representatives who were elected by our staff, and may be removed, by our staff. The term of office of our supervisors is three years. The supervisors may be re-elected and re-appointed. A supervisor cannot concurrently hold the position of a director, president, senior vice president, vice president or CFO in our company.

The supervisory committee shall be responsible to the shareholders’ meeting and shall exercise the following functions and powers in accordance with law:

•	to review the periodic reports prepared by the board of directors and issue written opinions in connection with such review;

•	to review our financial condition;

•

to oversee the performance of duties by the directors, the president, senior vice presidents, vice presidents, the CFO and other senior officers of the company and to propose the removal of any of the foregoing persons who acts in contravention of any law, regulation, the company’s articles of association or any resolutions of the shareholders’ meeting;

•

to demand any director, the president, senior vice president, vice president, the CFO or any other senior officer who acts in a manner which is harmful to the company’s interest to rectify such behavior;

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

•

to confer with any director, or initiate legal proceedings on behalf of the company against any director, the president, senior vice president, vice president, the CFO or any other senior officer in accordance with Article 152 of the PRC Company Law;

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

The following table sets forth certain information concerning our directors, supervisors and executive officers as of the date of this report:

Name(1)	Age	Position	Time of Election(2)
Dai Houliang	57	Chairman of the board of directors	March 2020
Li Fanrong	57	Vice Chairman and Non-executive Director	March 2020
Duan Liangwei	53	Non-executive director	June 2017
Liu Yuezhen	59	Non-executive director	May 2014
Jiao Fangzheng	58	Non-executive director	June 2019
Huang Yongzhang	54	Executive director and president	September 2020
Elsie Leung Oi-sie	81	Independent non-executive director	June 2017
Tokuchi Tatsuhito	68	Independent non-executive director	June 2017
Simon Henry	59	Independent non-executive director	June 2017
Cai Jinyong	61	Independent non-executive director	June 2020
Jiang, Simon X.	67	Independent non-executive director	June 2020
Lv Bo	58	Chairman of the supervisory committee
Zhang Fengshan	59	Supervisor
Jiang Lifu	57	Supervisor
Lu Yaozhong	55	Supervisor
Wang Liang	58	Supervisor
Fu Suotang	58	Employee representative elected supervisor
Li Jiamin	57	Employee representative elected supervisor
Liu Xianhua	57	Employee representative elected supervisor
Li Wendong	56	Employee representative elected supervisor
Sun Longde	58	Vice president
Li Luguang	58	Vice president
Tian Jinghui	58	Vice president
Chai Shouping	59	Chief financial officer and secretary to the board of directors
Ling Xiao	57	Vice president
Yang Jigang	57	Vice president

(1)	The following changes have taken place to our board of directors, supervisors and senior management since our last annual report on Form 20-F:

•	On June 11, 2020, Mr. Lin Boqiang and Mr. Zhang Biyi ceased to hold the position of independent director of the Company due to regulatory limitation on term of office.

•

On June 11, 2020, Mr. Liu Yuezhen and Mr. Duan Liangwei were re-appointed as directors of the Company; Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry were re-appointed as independent non-executive directors of the Company. Mr. Cai Jinyong and Mr. Jiang, Simon X. were newly appointed as independent non-executive directors of the Company. Mr. Xu Wenrong, Mr. Zhang Fengshan, Mr. Jiang Lifu, Mr. Lu Yaozhong, and Mr. Wang Liang were re-appointed as supervisors of the Company.

•

On June 11, 2020, Mr. Fu Suotang, Mr. Li Jiamin, Mr. Liu Xianhua, and Mr. Li Wendong were re-elected as employee representative elected supervisors by the Company’s employee representatives through election.

•	On September 25, 2020, Mr. Wu Enlai resigned as the secretary to the Company’s board of directors due to his age.

•	On September 28, 2020, Mr. Huang Yongzhang was appointed as a non-executive director of the Company.

•	On October 20, 2020, Mr. Lv Bo resigned as director of the Company and Mr. Xu Wenrong resigned as supervisor and the chairman of the supervisory committee of the Company.

•	On October 29, 2020, Mr. Chai Shouping was appointed as the secretary to the board of the directors of the Company.

•

On November 5, 2020, Mr. Lv Bo was appointed as a supervisor of the Company and on the same day he was appointed as the chairman of the supervisory committee upon being elected by the supervisory committee.

•

On March 25, 2021, Mr. Duan Liangwei resigned as the president of the Company and his position in the Company was re-designated as a non-executive director. On the same day, Mr. Huang Yongzhang was appointed as the president and executive director of the Company.

(2)	For directors only.

Directors

Dai Houliang, age 57, is the chairman of our company, and concurrently the secretary of the CPC Leadership Group of CNPC and the chairman of CNPC. Mr. Dai is a professor-level senior engineer with a doctorate degree, an alternate member of the 19th CPC Central Committee, and an academician of the Chinese Academy of Engineering. He has extensive work experience in China’s petroleum and petrochemical industry. In December 1997, he was appointed as vice president of Yangzi Petrochemical Corporation, and appointed as a director and vice president of Yangzi Petrochemical Co., Ltd. (“YPC”) in April 1998. In July 2002, he was appointed as the vice chairman, president, and a member of the standing committee of the CPC Committee, of YPC, and a director of Yangzi Petrochemical Corporation. From December 2003, he served as the chairman, president, and a member of the standing committee of the CPC Committee, of YPC and concurrently as the chairman of Yangzi Petrochemical Corporation, and from November 2004 concurrently as the chairman of BASF-YPC Company Limited. From September 2005, he served as the deputy CFO of China Petroleum & Chemical Corporation (“Sinopec”), and from November 2005 as a vice president and deputy CFO of Sinopec, and from May 2006 as a director, senior vice president and CFO of Sinopec. From June 2008, he served concurrently as a member of the CPC Committee of China Petrochemical Corporation (“Sinopec Group”). From May 2016, he served concurrently as the president, a director, and the deputy secretary of the CPC Leadership Group, of Sinopec Group, and from August 2016 as the vice chairman and president of Sinopec, and from May 2018 as the chairman and the president of Sinopec. From July 2018, he served concurrently as the chairman, and the secretary of the CPC Committee, of Sinopec Group. In January 2020, Mr. Dai was appointed as the chairman, and the secretary of the CPC Committee, of CNPC. In March 2020, Mr. Dai was appointed as a director and the chairman of our company.

Li Fanrong, age 57, is the vice chairman of our company, and concurrently a director, president, and deputy secretary of the CPC Leadership Group, of CNPC. He is a professor-level senior engineer with a master’s degree and has extensive work experience in China’s oil and gas industry. He was appointed as a vice president of CNOOC China Limited Shenzhen Branch Company in January 2002 and the general manager of the Development & Production Department of CNOOC Limited in November 2005. He was appointed as the president, and secretary of the CPC Committee, of CNOOC China Limited Shenzhen Branch in February 2007. From January 2009, he served as the assistant president, a member of Management Committee, of China National Offshore Oil General Company (now known as “ China National Offshore Oil Corporation”, “CNOOC”) and the president in CNOOC Energy Technology & Services Limited, and from January 2010 concurrently as the chairman of CNOOC Infrastructure Management Co., Ltd. He served as a member of the CPC Leadership Group, and a vice president, of CNOOC from April 2010, concurrently as the president of CNOOC Limited and the chairman of CNOOC Southeast Asia Limited from September 2010, concurrently as the chief executive officer and president of CNOOC Limited from November 2011, concurrently as the chairman of Nexen Energy ULC from February 2013, and concurrently as the chairman of CNOOC International Limited from May 2015. He worked as a deputy director, and a member of the CPC Leadership Group, of National

Energy Administration from May 2016. Mr. Li has been a director, the president, and a deputy secretary of the CPC Leadership Group, of CNPC since February 2020, and concurrently the vice chairman and a director of our company since March 2020 after being so appointed in March 2020.

Duan Liangwei, age 53, is a director of our company, and a director of CNPC, the deputy secretary of the CPC Leadership Group of CNPC and the secretary of the CPC Committee of CNPC as a unit directly under the CPC Central Committee. Mr. Duan is a professor-level senior engineer and holds a doctorate degree. He has extensive work experience in China’s petrochemical industry. From February 2006, Mr. Duan served as a deputy general manager, the chief safety officer, and a member of the CPC Committee, of Jilin Petrochemical Company. From March 2010, he served concurrently as the secretary of the CPC Committee, and the general manager, of Jilin Fuel Ethanol Company Limited. From September 2011, he served as the general manager, the deputy secretary of the CPC committee, of Dagang Petrochemical Company. From July 2013, he served as the general manager, and the deputy secretary of the CPC Committee, of PetroChina Dalian Petrochemical Company, the manager of Dalian Petrochemical Corporation, and the director of Dalian Regional Companies Coordination Group. He was appointed as a deputy general manager of CNPC in March 2017. Mr. Duan has served concurrently as the chief safety officer of CNPC since April 2017. Mr. Duan was appointed as a director of our company in June 2017 and the president of our company in March 2020. From September 2019, Mr. Duan has served concurrently as a member of the CPC Leadership Group of CNPC. From September 2020, Mr. Duan has served concurrently as a director, and the deputy secretary of the CPC Leadership Group, of CNPC, and from October 2020, the secretary of the CPC Committee of CNPC as a unit directly under the CPC Central Committee.

Liu Yuezhen, age 59, is a director of our company, and concurrently a member of the CPC Leadership Group of CNPC and the chief accountant of CNPC. Mr. Liu is a professor-level senior accountant, holds a master’s degree and has extensive financial and accounting experience. He served as deputy general manager and chief accountant of AVIC Jianghan Aviation Life-saving Appliance Corporation since March 1996. In February 2000, he was promoted to general manager of Jianghan Aviation Life-saving Appliance Corporation and served concurrently as the director of the 610 Research Institute. Mr. Liu served as the chairman of the board of directors and general manager of AVIC Beijing Qingyun Aviation Instruments Co., Ltd. from May 2003 and as the chief accountant, and a member of the CPC Leadership Group, of CASIC (Group) Company from November 2006. He served as the chief accountant, and a member of the CPC Leadership Group, of CASIC (Group) Company from December 2007. Mr. Liu has been a member of the CPC Leadership Group and the chief accountant of CNPC since December 2013. Mr. Liu was appointed as a director of our company in May 2014.

Jiao Fangzheng, age 58, is a director of our company, and concurrently a vice president, and a member of the CPC Leadership Group, of CNPC. Mr. Jiao is a professor-level senior engineer, holds a doctorate degree, and has extensive work experience in China’s petroleum and petrochemical industry. Mr. Jiao served as the chief geologist in Zhongyuan Petroleum Exploration Administration of Sinopec Group from January 1999, as the deputy manager and chief geologist of Sinopec Zhongyuan Oilfield Company, a branch of Sinopec from February 2000, as the deputy director general, and a member of the CPC Committee, of Sinopec Petroleum Exploration & Development Research Institute from July 2000, the deputy director general of Exploration & Production Department from March 2001, as the director general, and deputy secretary of the CPC Committee, of Northwest Petroleum Administration of Sinopec Group and as the general manager of Sinopec Northwest Oilfield Company from June 2004. He served as a vice president of Sinopec from October 2006, concurrently as the director general of Sinopec Petroleum Exploration & Production Department from July 2010, as the deputy general manager, and a member of the CPC Leadership Group, of Sinopec Group from July 2014, concurrently as the chairman of Sinopec Oilfield Service Corporation from September 2014, and concurrently as a director and a senior vice president of Sinopec from May 2015. Mr. Jiao has been a member of the CPC Leadership Group and a vice president of CNPC since June 2018. In June 2019, Mr. Jiao was appointed as a non-executive director of our company.

Huang Yongzhang, age 54, is a director and the president of our company, and concurrently a member of the CPC Leadership Group, and vice president and chief safety officer, of CNPC. Mr. Huang is a professor-level senior engineer and holds a doctorate degree. He has extensive work experience in China’s petroleum and natural gas industry. He previously served as the vice president of CNPC International (Nile) Ltd., vice president and concurrently as chief safety officer of China National Oil Exploration and Development Corporation, and the executive vice president of CNPC Middle East Corporation. He served as the leader of the coordination group of CNPC Middle East and president of CNPC Middle East Corporation from January 2018. He was appointed as a member of the CPC Leadership Group and vice president of CNPC in April 2020, and a director of our company in September 2020. Mr. Huang has served concurrently as the chief safety officer of CNPC from February 2021. He was appointed as the president of our company in March 2021.

Independent Non-executive Directors

Elsie Leung Oi-sie, age 81, is an independent non-executive director of our company. She is a consultant of Iu, Lai & Li Solicitors & Notaries, and an independent non-executive director of China Life Insurance Company Limited, United Company RUSAL, Plc. and China Resources Power Holdings Co., Ltd. Ms. Leung obtained her LLM degree from the University of Hong Kong, and is an academician of College of International Marriage Law. She holds the practicing qualifications for attorney of Hong Kong and Britain. Ms. Leung was the first Secretary for Justice of the Hong Kong Special Administrative Region, a member of Executive Council of HKSAR and the Deputy Director of Hong Kong Basic Law Committee of the Standing Committee of the National People’s Congress of the PRC. Ms. Leung was appointed as the Justice of the Peace, the Notary Public, and the China-Appointed Attesting Officer, and was awarded a Grand Bauhinia Medal. Ms. Leung was appointed as an independent non-executive director of our company in June 2017.

Tokuchi Tatsuhito, age 68, is an independent non-executive director of our company. He is also the executive director & research fellow of the Center for Industrial Development and Environment Governance (CIDEG), Tsinghua University, the senior fellow of Rebuild Japan Initiative Foundation. He was a former member & expert advisor to the Foreign Advisory Committee of State Administration of Foreign Experts Affairs of the PRC. Mr. Tokuchi graduated from the Department of Chinese Language and Literature, Peking University, and received his master’s degree in East Asian Economy from the Center for East Asian Studies of Stanford University. He previously held such positions as the general manager of Investment Banking Division of Daiwa Securities SMBC Co., Ltd., the president of Daiwa Securities Singapore Limited, the Executive Vice President of Daiwa Securities (Hong Kong) Inc.in charge of investment banking business, a vice president of Daiwa Securities (America) Inc., the vice chairman of Singapore Investment Banking Association, and a deputy general manager, managing director, general manager, and Investment Banking Committee chairman of CITIC Securities Co., Ltd. In 2009, Mr. Tokuchi was awarded the China Friendship Award, China’s award for foreigners. Mr. Tokuchi was appointed as an independent non-executive director of our company in June 2017.

Simon Henry, age 59, is an independent non-executive director of the Company and also a fellow of the UK Chartered Institute of Management Accountants, has experience in areas of finance management, strategic planning, marketing and investor relations. Mr. Simon Henry obtained a first class bachelor’s degree in mathematics from Cambridge University in 1982 and was awarded a master’s degree in 1986 from Cambridge. He joined Royal Dutch Shell in 1982. He worked for 8 years until March 2017 as the CFO and executive director of the board of Royal Dutch Shell. He now serves as a non-executive director and chairman of the audit committee of the board of a non-executive director of Rio Tinto plc. From April 2021, he will join the board of Harbour Energy plc. He also serves as a member of the Defense Board for the UK Government. Mr. Simon Henry was appointed as an independent non-executive director of our company in June 2017.

Cai Jinyong, age 61, is an independent non-executive director of our company. Mr. Cai is concurrently a partner of Global Infrastructure Partners (GIP) and a board member of Aon plc. and Global Foundries. Mr. Cai received bachelor’s degree in science from Peking University and doctorate degree in economics from Boston University. Mr. Cai has over 30 years’ work experience in finance service industry, and has work experience in TPG Group, World Bank Group, Goldman Sachs Group, Inc. and Morgan Stanley. Mr. Cai worked at Central Europe Bureau of the Head Office of the World Bank in charge of energy sectors from 1990 to 1994. From 1994 to 2000, he served in Morgan Stanley and was a team member which established China International Capital Corporation Limited (the first domestic joint venture investment bank in the PRC). From 2000 to 2012, he worked in Goldman Sachs Group, Inc., where he was in charge of the PRC Investment Banking Business. From 2012 to 2016, he served as CEO of International Finance Corporation of the World Bank Group. From 2016 to 2018, he led the infrastructure business in emerging economies at TPG. In June 2020, Mr. Cai was appointed as an independent non-executive director of our company.

Jiang, Simon X., age 67, is an independent non-executive director of our company. Mr. Jiang has been an independent non-executive director of COSCO SHIPPING International (Hong Kong) Co., Ltd. since April 2007. He is the chairman of Cyber City International Limited. Mr. Jiang is also a director of China Foundation for Disabled Persons, and a senior associate at the Judge Business School of Cambridge University of England. He is currently a member of the United Nations Investments Committee. Mr. Jiang received his bachelor’s degree from Beijing Foreign Studies University, master’s degree from Australian National University and M.Phil and Ph.D degree in Economics from Cambridge University of England. Mr. Jiang has extensive investment management experience. Mr. Jiang was the deputy chief of United Nations Joint Staff Pension Fund Investment Management, a trustee of the Cambridge China Development Trust, a director of Zi Corporation, advisory board member of Capital International Inc., and an advisor of TPG Capital of the United States and Rothschild Investment Bank of England. He was a member of the 11th and 12th Sessions of the National Committee of the Chinese People’s Political Consultative Conference, an independent non-executive director of China Oilfield Services Limited, Greenland Hong Kong Holdings Limited, Sinopec Corp., and Nokia Corporation. In June 2020, Mr. Jiang was appointed as an independent non-executive director of our company.

Supervisors

Lv Bo, age 58, is the chairman of the supervisory committee of our company, and concurrently a member of the CPC Leadership Group and a vice president of CNPC. Mr. Lv is a senior economist with a master’s degree. He has extensive work experience in China’s oil and gas industry. In January 2002, Mr. Lv was appointed as director-general of Human Resources Department of CNOOC. He was appointed as the assistant president of CNOOC in November 2006 and a member of the CPC Leadership Group of CNOOC in November 2007, and concurrently as the secretary of the CPC Committee of CNOOC as a unit directly under the CPC Central Committee in October 2008. From April 2010, he served as a vice president, and a member of the CPC Committee, of CNOOC, and from December 2012 concurrently as the chairman of CNOOC Energy Technology & Services Limited, from May 2015 concurrently as the president of CNOOC Party School, and from December 2016 concurrently as the chairman of Offshore Oil Engineering Co. Ltd. and China Oilfield Services Limited. Mr. Lv has been a vice president, and a member of the CPC Leadership Group, of CNPC since November 2019. He was appointed as a director of our company in March 2020. He was appointed as a supervisor of our company in November 2020 and concurrently the chairman of the supervisory committee of our company.

Zhang Fengshan, age 59, is a supervisor and the chief safety officer of our company, and concurrently the general manager of our Quality, Security and Environmental Protection Department. He is concurrently the deputy chief safety officer of CNPC, the general manager of Quality, Security and Environmental Protection Department of CNPC and the director of the Security, Environmental Protection Supervision Center of CNPC. Mr. Zhang is a professor-level senior engineer, holds a master’s degree and has extensive experience in China’s oil and gas industry. He was appointed as a deputy director and a standing member of the CPC Committee of Liaohe Oil Exploration Bureau in July 2000, the safety director of Liaohe Oil Exploration Bureau in May 2002, the director and deputy secretary of the CPC Committee of Liaohe Petroleum Exploration Bureau in August 2004, and the general manager and deputy secretary of the CPC Committee of Great Wall Drilling and Exploration Company Ltd. in February 2008, where he also served as an executive director from July 2008. Mr. Zhang has been the general manager of the Security, Environment, and Energy Conservation Department of our company and of CNPC since June 2012. In July 2014, Mr. Zhang was appointed as the chief safety officer of our company and the deputy chief safety officer of CNPC. In December 2015, Mr. Zhang was appointed as the director of the Security, Environmental Protection Supervision Center of CNPC. In December 2016, Mr. Zhang was appointed as the general manager of our Quality, Security and Environmental Protection Department and the general manager of the Quality, Security and Environmental Protection Department of CNPC. Mr. Zhang was appointed as a supervisor of our company in May 2014.

Jiang Lifu, age 57, is a supervisor of our company, the general manager of the Reform and Enterprise Management Department of our company, and concurrently the general manager of the Reform and Enterprise Management Department of CNPC. Mr. Jiang is a professor-level senior economist, holds a doctorate degree and has extensive work experience in China’s oil and gas industry. He was appointed as a deputy general manager of our Capital Operation Department in August 2003, a deputy director of CNPC’s Planning Department in May 2005, a deputy general manager of our Planning Department in June 2007 and a deputy director of CNPC’s Planning Department. Since April 2014, Mr. Jiang has been the general manager of the Enterprise Management Department of our company and the general manager of the Enterprise Management Department of CNPC. In April 2015, Mr. Jiang was appointed as the general manager of our Reform and Enterprise Management Department and the general manager of the Reform and Enterprise Management Department of CNPC. Mr. Jiang was appointed as a supervisor of our company in October 2014.

Lu Yaozhong, age 55, is a supervisor of our company, the general manager of our Capital Operation Department, and concurrently the general manager of the Capital Operation Department of CNPC. Mr. Lu is a professor-level senior accountant and holds a master’s degree. He has extensive work experience in China’s oil and gas industry. He served as the chief accountant and a member of the CPC Committee of PetroChina Kazakhstan Company from December 2009 and the chief accountant of Overseas Exploration and Development Branch Company of China National Oil and Gas Exploration and Development Corporation from August 2013. Mr. Lu has served as the general manager of the Capital Operation Department of our company and concurrently the general manager of the Capital Operation Department of CNPC since April 2017. Mr. Lu was appointed as a supervisor of our company in June 2017.

Wang Liang, age 58, is a supervisor of our company, the general manager of our Audit Department, and concurrently the general manager of the Audit Department, and director and deputy secretary of the CPC Committee of the Audit Service Center, of CNPC. Mr. Wang is a professor-level senior accountant and holds a bachelor’s degree. He has extensive work experience in China’s oil and gas industry. He served as a director, chief accountant and member of the CPC Committee of CNPC Offshore Engineering Company Limited from January 2005, a member of the CPC Leadership Group and deputy director of Liaoning Provincial Finance Department from April 2006, the chairman of the board of directors Generali China Insurance Co., Ltd. from April 2007, the chief accountant and a member of the CPC Committee of CNPC Chuanqing Drilling Engineering Company Limited from February 2008, the general manager and deputy secretary of the CPC Committee of CNPC Assets Management Co., Ltd. from October 2009, the chairman of the board of directors, general manager, and deputy secretary of the CPC Committee of Kunlun Trust Co., Ltd. from March 2014, the chairman of the board of directors, secretary of the CPC Committee, secretary of the discipline inspection commission, and chairman of the Labor Union of CNPC Assets Management Co., Ltd. from July 2014, and the secretary of the CPC Committee, secretary of the Discipline Inspection Commission, chairman of the Labor Union and deputy general manager of China Petroleum Finance Co., Ltd. from July 2016. In May 2017, he was appointed as the general manager of our Audit Department, and concurrently the general manager of the Audit Department of CNPC, the director and secretary of the CPC Committee of the Audit Service Center of CNPC. In November 2017, he was appointed as the general manager of our Audit Department, the general manager of the Audit Department of CNPC, the director and deputy secretary of the CPC Committee of the Audit Service Center of CNPC. Mr. Wang was appointed as a supervisor of our company in October 2017.

Fu Suotang, age 58, is a an employee representative elected supervisor of our company. He is also an executive director and the secretary of the CPC Committee of PetroChina Changqing Oilfield Company, and concurrently an executive director and the general manager of Changqing Petroleum Exploration Bureau Co., Ltd. Mr. Fu is a professor-level senior engineer and holds a doctorate degree. He has extensive work experience in China’s oil and gas industry. He served as the chief geologist and a member of the CPC Committee of PetroChina Qinghai Oilfield Company from April 2007. He served as the general manager and deputy secretary of the CPC Committee of PetroChina Qinghai Oilfield Company and concurrently the director of Qinghai Petroleum Management Bureau from April 2014. In April 2017, he was appointed as the general manager and deputy secretary of the CPC Committee of PetroChina Changqing Oilfield Company and concurrently the director of Changqing Petroleum Exploration Bureau. In April 2018, he was appointed the general manager and the secretary of the CPC Committee of PetroChina Changqing Oilfield Company, and concurrently an executive director and the general manager of Changqing Oilfield Exploration Bureau Co., Ltd. From October 2020, Mr. Fu has served as an executive director and the secretary of the CPC Committee of PetroChina Changqing Oilfield Company and concurrently as an executive director and the general manager of Changqing Oilfield Exploration Bureau Co., Ltd. Mr. Fu was appointed as an employee representative elected supervisor of our company in June 2017.

Li Jiamin, age 57, is an employee representative elected supervisor and the director of the Party and Masses’ Affairs Department of our company, and concurrently the director of the Party and Masses’ Affairs Department, the deputy secretary of the CPC Committee (of CNPC as a unit directly under the CPC Central Committee), and the deputy director of the CPC Leadership Group, of CNPC. Mr. Li is a professor-level senior engineer and holds a master’s degree. He has extensive work experience in China’s oil and petrochemical industry. He was appointed as a deputy general manager, the chief safety officer and a member of the CPC Committee of Lanzhou Petroleum & Chemical Company in August 2004. He was appointed as the general manager and deputy secretary of the CPC Committee of PetroChina Lanzhou Petrochemical Company and the general manager Lanzhou Petroleum & Chemical Company in March 2012. In November 2017, he was appointed the general manager and the secretary of the CPC Committee of PetroChina Lanzhou Petrochemical Company, and the executive director and general manager of Lanzhou Petroleum & Chemical Company. In August 2020, Mr. Li was appointed as the general manager of the Corporate Culture Department of our company, and concurrently the general manager of the Ideological and Political Work Department (and the chief of the CPC Leadership Group Propaganda Department, the general manager of the Corporate Culture Department and the director of the Press Office) of CNPC. From December 2020, Mr. Li has served as the director of the Party and Masses’ Affairs Department of our company, and concurrently as the director of the Party and Masses’ Affairs Department, the deputy secretary of the CPC Committee (of CNPC as a unit directly under the CPC Central Committee), and the deputy director of the CPC Leadership Group, of CNPC. Mr. Li was appointed as an employee representative elected supervisor of our company in May 2014.

Liu Xianhua, age 57, is an employee representative elected supervisor of our company. He is also the general manager and deputy secretary of the CPC Committee of PetroChina Liaoning Marketing Company and the executive director and general manager of CNPC Liaoning Petroleum Marketing Company. Mr. Liu is a professor-level senior economist and holds a master’s degree. He has extensive work experience in China’s oil and petrochemical industry. In May 2005, he was appointed as the general manager and deputy secretary of the CPC Committee of PetroChina Shandong Marketing Company. In March 2012, he was appointed as the general manager and deputy secretary of the CPC Committee of PetroChina Northeast Marketing Company. In December 2015, he was appointed as the general manager and deputy secretary of the CPC Committee of PetroChina Liaoning Marketing Company, and the general manager of CNPC Liaoning Petroleum Corporation. From 2017, he has served as the general manager and deputy secretary of the CPC Committee of PetroChina Liaoning Marketing Company, and concurrently as an executive director and the general manager of CNPC Liaoning Petroleum Marketing Company. Mr. Liu was appointed as an employee representative elected supervisor of our company in May 2016.

Li Wendong, age 56, is an employee representative elected supervisor of our company. He is also the secretary of the CPC Committee, the chairman and general manager of Beijing Natural Gas Pipelines Company. Mr. Li is a professor-level senior engineer and holds a master’s degree. He has extensive work experience in China’s oil and gas industry. In January 2006, he was appointed as a deputy director and a member of the CPC Committee of China Petroleum Pipeline Bureau. In August 2011, he was appointed as the secretary of the CPC

Committee, the secretary of the Discipline Inspection Commission, the chairman of the Labor Union and deputy general manager of PetroChina West Pipelines Company. In November 2013, he was appointed as the general manager, the secretary of the CPC Committee, the secretary of the Discipline Inspection Commission and the chairman of the Labor Union of PetroChina West Pipeline Company, and the general manager of PetroChina West-East Natural Gas Sales Company. Since March 2016, he has served as the general manager and secretary of the CPC Committee of PetroChina West-East Natural Gas Transmission Pipelines Company, and the general manager of PetroChina West-East Natural Gas Sales Company. In April 2018, he was appointed as the general manager and the secretary of the CPC Committee of Beijing Natural Gas Pipelines Company. In October 2018, he was appointed as the chairman, general manager and the secretary of the CPC Committee of Beijing Natural Gas Pipelines Company. Mr. Li was appointed as an employee representative elected supervisor of our company in May 2016.

Other Senior Management

Sun Longde, age 58, is a vice president of our company. He is also an executive director and the secretary of the CPC Committee of Daqing Oilfield Company Ltd., and concurrently an executive director of Daqing Petroleum Administration Bureau Co., Ltd. Mr. Sun is a professor-level senior engineer and holds a doctorate degree. Mr. Sun is an academician of the Chinese Academy of Engineering. He has extensive work experience in China’s oil and geological industry. Mr. Sun was appointed as the manager of Exploration & Development Company of the Shengli Petroleum Administration Bureau in September 1997, the chief geologist and a member of the CPC Committee of Tarim Petroleum Exploration & Development Headquarters in November 1997, a deputy general manager and a member of the CPC Committee of PetroChina Tarim Oilfield Company in September 1999, and the general manager and secretary of the CPC Committee of PetroChina Tarim Oilfield Company in July 2002. He was elected as an academician of the Chinese Academy of Engineering in December 2011. In April 2014, Mr. Sun was appointed as the director of the consultancy center of CNPC. In July 2015, Mr. Sun was appointed as the general manager of our Science and Technology Management Company and the general manager of the Science and Technology Department of CNPC. He was appointed as an executive director and the general manager of Daqing Oilfield Company Ltd., the director of Daqing Petroleum Administration Bureau, and a deputy secretary of the CPC Committee of Daqing Oilfield in March 2016. In October 2018, he was appointed as an executive director and the secretary of the CPC Committee of Daqing Oilfield Company Ltd., and concurrently an executive director of Daqing Petroleum Administration Bureau Co., Ltd. Mr. Sun was appointed as a vice president of our company in June 2007.

Li Luguang, age 58, is a vice president of our company, and concurrently an executive director and the general manager and secretary of the CPC Committee of PetroChina Exploration and Production Company. Mr. Li is a professor-level senior engineer and holds a doctor degree. He has extensive work experience in China’s oil and gas industry. From September 1999, Mr. Li served as the deputy general manager and Party member of PetroChina Southwest Oil and Gas Field Company, and from September 2003, as the general manager and deputy secretary of the CPC Committee of PetroChina Southwest Oil and Gas Field Company. From November 2005, he served as the general manager and secretary of the CPC Committee of PetroChina Southwest Oil and Gas Field Company, and from April 2014, as the assistant to the general manager of CNPC, and from October 2016, concurrently as the general manager and deputy secretary of the CPC Committee of PetroChina Tarim Oilfield Company. From April 2017, Mr. Li served as the general manager and secretary of the CPC Committee of PetroChina Tarim Oilfield Company, and from April 2018, as the general manager and deputy secretary of the CPC Committee of PetroChina Exploration and Production Company. From October 2020, Mr. Li has served as an executive director and the general manager and secretary of the CPC Committee of PetroChina Exploration and Production Company. Mr. Li was appointed as a vice president of our company in June 2018.

Tian Jinghui, age 58, is a vice president of our company, and concurrently the secretary of the CPC Committee and an executive director of PetroChina International Company Ltd., and the chairman of China National United Oil Corporation. Mr. Tian is a professor-level senior economist and holds a master’s degree. He has extensive experience in China’s oil and gas industry. In May 1998, he was appointed as the chief of the Preparatory Group of PetroChina Northwest Marketing Company. He was appointed as a deputy general manager and member of the CPC Committee of our Refining & Marketing Company from December 1999, a deputy general manager, chief safety officer and member of the CPC Committee of PetroChina Marketing Company from November 2007. In June 2009, he was appointed as the secretary of the CPC Committee and deputy general manager of PetroChina Marketing Company. In August 2013, he was appointed as the general manager and secretary of the CPC Committee of PetroChina Marketing Company. From April 2017, Mr. Tian has served as the general manager and deputy secretary of the CPC Committee of PetroChina Marketing Company, the secretary of the CPC Committee and an executive director of PetroChina International Company Ltd., and the chairman of China National United Oil Corporation. Mr. Tian was appointed as a vice president of our company in November 2015.

Chai Shouping, age 59, is the CFO of our company, the secretary to the board of directors and manager of the Board of Directors Office of our company. Mr. Chai is a professor-level senior accountant and holds a master’s degree. He has extensive work experience in financial operations and management in China’s oil and petrochemical industry. In April 2002, he was appointed as a deputy general manager of the Finance Department of our company. From September 2012, Mr. Chai served as the chief accountant, and a member of the CPC Committee, of China National Oil and Gas Exploration and Development Corporation (overseas exploration and development branch), the deputy general manager and the CFO of CNPC Exploration and Development Company Limited, and the CFO of PetroChina International Investment Company Limited. In March 2013, he was appointed as the general manager of the Finance Department of our company. In January 2017, he was appointed as our CFO. In August 2020, Mr. Chai was appointed to concurrently serve as the secretary to the board of directors, and in October 2020, concurrently as the manager of Board of Directors Office of our company.

Ling Xiao, age 57, is a vice president of our company. Mr. Ling is a professor-level senior engineer and holds a doctorate degree. He has extensive experience in China’s oil industry. In June 2001, Mr. Ling was appointed as a deputy director, and member of the CPC Committee, of Xinjiang Petroleum Administration Bureau, and in August 2004, the chairman of the board of directors and general manager of West Pipeline Co., Ltd. In January 2015, he was appointed as the secretary of the CPC Committee of West Pipeline Co., Ltd., and in March 2009, the general manager, and deputy secretary of the CPC Committee, of PetroChina West Pipeline Company. From November 2013, he served as the general manager, and secretary of the CPC Committee, of West-East Gas Transmission Pipeline Company, and from March 2016, concurrently as the general manager of West-East Gas Transmission Sales Company, the secretary of the CPC Committee and deputy general manager of PetroChina Natural Gas and Pipelines Company and concurrently the deputy general manager of our Natural Gas Sales Company, the secretary of the CPC Committee and deputy general manager of our Natural Gas Sales Company (PetroChina Natural Gas and Pipelines Company), and from September 2016 as the general manager, and secretary of the CPC Committee, of PetroChina Pipelines Co., Ltd. in. From November 2017, Mr. Ling served as the general manager, and deputy secretary of the CPC Committee, of our Natural Gas Sales Company (PetroChina Natural Gas and Pipelines Company), as the chairman of the board of directors, and secretary of the CPC Committee, of PetroChina Pipelines Co., Ltd., and as the chairman of Kunlun Energy Co., Ltd. From October 2018, he served as the secretary of the CPC Committee of the PetroChina Natural Gas Sales Company. He ceased to concurrently serve as the chairman of the board of directors, and secretary of the CPC Committee, of PetroChina Pipelines Co., Ltd and the chairman of Kunlun Energy Co., Ltd. from October 2020. Mr. Ling was appointed as a vice president of our company in December 2017.

Yang Jigang, age 57, is a vice president and the chief engineer of our company, and the secretary of the CPC Committee and the general manager of PetroChina Refinery and Chemical Engineering Company. Mr. Yang is a professor-level senior engineer and holds a master’s degree. He has extensive experience in China’s petroleum and petrochemical industry. From August 1997, Mr. Yang served as the deputy manager of Lanzhou Chemical Industry Corporation, and from November 1998, as the chief engineer of the Oil Refinery and Chemical Engineering Department of CNPC. From September 1999, Mr. Yang served as a member of the preparatory group for the establishment of our Refining and Chemicals Marketing Company, and from December 1999, as the chief engineer, and member of the CPC Committee, of our Refinery and Marketing Branch Company. From August 2000, Mr. Yang served as a deputy general manager, chief engineer, and member of the CPC Committee, of our Chemical Engineering and Marketing Company, and from May 2005, as the general manager, and deputy secretary of the CPC Committee, of PetroChina Daqing Petrochemical Company. From December 2009, Mr. Yang served as the secretary of the CPC Committee and deputy general manager of our Refinery and Chemical Engineering Company. From November 2017, Mr. Yang has served as the secretary of the CPC Committee and the general manager of PetroChina Refinery and Chemical Engineering Company. Mr. Yang was appointed as a vice president of our company in December 2017. He was appointed as the chief engineer of our company in April 2021.

Compensation

The senior management members’ compensation consists of fixed salaries and variable compensation. The variable compensation, which accounts for approximately 75% of the total compensation package, is linked to the attainment of specific performance targets, such as our income for the year, return on capital and the individual performance evaluation results. All of our senior management members have entered into performance contracts with us.

Our directors and supervisors, who hold senior management positions or are otherwise employed by us and other senior management of our company receive compensation in the form of salaries, insurance and other benefits in kind, including our contribution to the pension plans for them.

The aggregate amount of salaries and other compensation, insurance and other benefits in kind paid by us to our directors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2020 was RMB609 thousand which does not include the fees totaling RMB1,768 thousand paid to our independent directors. The aggregate amount of salaries or other compensation, insurance and other benefits in kind paid by us to our supervisors, who hold senior management position or are otherwise employed by us during the year ended December 31, 2020 was RMB4,186 thousand. The aggregate amount of salaries or other compensation, insurance and other benefits in kind paid by us to other senior management during the year ended December 31, 2020 was RMB10,035 thousand.

In 2020, we paid RMB1,338 thousand as our contribution to the pension plans for our directors and supervisors, who hold senior management positions or are otherwise employed by us and other senior management of our company.

Save as disclosed, no other payments have been paid or are payable, with respect to the year ended December 31, 2020, by us or any of our subsidiaries to our directors. In addition, we have no service contracts with our directors that provide for benefits to our directors upon the termination of their employment with us.

For discussions about the compensations of our individual directors and supervisors, please see Note 11 to our consolidated financial statements included elsewhere in this annual report.

Board Practices

Our board of directors has five committees, namely, the nominating committee, the audit committee, the investment and development committee, the evaluation and remuneration committee and the sustainabililty committee.

Nominating Committee

Our nominating committee is composed of Mr. Dai Houliang, as chairman of the committee, and Mr. Cai Jinyong and Mr. Jiang, Simon X., as members. The nominating committee’s major responsibilities include:

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

Audit Committee

Our audit committee is composed of two independent non-executive directors, Mr. Cai Jinyong and Mr. Jiang, Simon X., and one non-executive director, Mr. Liu Yuezhen. Mr. Cai Jinyong serves as the chairman of the committee. Under our audit committee charter, the chairman of the committee must be an independent director and all resolutions of the committee must be approved by independent directors. The audit committee’s major responsibilities include:

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

•	performing other responsibilities as may be required under relevant laws, regulations and the listing rules of the stock exchanges where our shares are listed (as amended from time to time).

Investment and Development Committee

Our investment and development committee is composed of Mr. Li Fanrong, as chairman of the committee, and Mr. Duan Liangwei and Mr. Simon Henry, as members. The investment and development committee’s major responsibilities include:

•	studying the long-term development strategies of the company proposed by our president and making recommendations to the board of directors;

•	studying the annual investment budget and the adjustment proposal regarding the investment plan as proposed by our president and making recommendations to the board of directors;

•

reviewing feasibility studies and preliminary feasibility studies for investment or financing proposals, capital operation projects and asset operation projects of great significance to our company subject to the approval of the board of directors and making recommendations to the board of directors;

•	deliberating on other significant matters that may have an effect on the development of our company and making recommendations to the board of directors; and

•

addressing issues related to relevant laws, regulations and listing rules and requirements of the stock exchanges on which our shares are listed and handing other matters as delegated by the board of directors.

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

•

organizing the evaluation of the performance of our president and reporting the evaluation result to the board of directors, supervising the evaluation of the performance of our senior vice presidents, vice presidents, CFO and other senior management members conducted under the leadership of the president;

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

Sustainability Committee

In March 2021, our health, safety and environment committee was renamed to “sustaintability committee”, and was charged with more responsibilities. Our sustaintability committee is composed of Mr. Duan Liangwei, as chairman of the committee, and Mr. Jiao Fangzheng and Mr. Huang Yongzhang, as members. The sustainability committee’s major responsibilities include:

•

supervising and managing sustainability related matters (including without limitation, environmental, social and corporate governance) and making recommendations to the board of directors or the president;

•	supervising the effective implementation of our health, safety and environmental protection plan;

•	making recommendations to the board of directors and our president regarding major decisions with respect to health, safety and environmental protection;

•	inquiring about the occurrence of and determining the responsibilities for material accidents of the company, and examining and supervising the treatment of such accidents; and

•

addressing issues related to relevant laws, regulations and listing rules and requirements of the stock exchanges on which our shares are listed and handing other matters as delegated by the board of directors.

Employees

As of December 31, 2018, 2019 and 2020, we had 476,223, 460,724 and 432,003 employees (not including the temporary employees), respectively. During 2020, we employed 266,050 temporary employees on an average. As of December 31, 2020, we had 260,838 temporary employees. The table below sets forth the number of our employees by business segment as of December 31, 2020.

	Employees	% of Total
Exploration and production	249,643	57.78
Refining and chemicals	132,703	30.72
Marketing	39,782	9.21
Natural gas and pipeline	4,356	1.01
Headquarters and others(1)	5,519	1.28
Total	432,003	100.00

(1)

Including the numbers of employees of the management of our headquarters, specialized companies, PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, Petrochemical Research Institute and other units.

Our employees participate in various basic social insurance plans organized by municipal and provincial governments whereby we are required to make monthly contributions to these plans at certain rates of the employees’ salary as stipulated by relevant local regulations. Expenses incurred by us in connection with the retirement benefit plans were approximately RMB19,432 million and RMB20,196 million, and RMB16,833 million respectively, for the years ended December 31, 2018, 2019 and 2020, respectively.

In 2020, we did not experience any strikes, work stoppages, labor disputes or actions that affected the operation of any of our businesses. Our company maintains good relationship with our employees.

Share Ownership

As of December 31, 2020 our directors, senior officers and supervisors did not have share ownership in us or any of our affiliates.

Item 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We were established on November 5, 1999 with CNPC as its sole promoter. As of March 31, 2021, CNPC beneficially owned 147,173,857,136 shares, which include 291,518,000 H Shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC, representing approximately 80.41% of the share capital of us, and, accordingly, CNPC is our controlling shareholder. The following table sets forth the major shareholders of our A Shares and H Shares as of March 31, 2021:

Name of Shareholders	Class of Shares	Number of Shares Held	Capacity	Percentage of Such Share in That Class of the Issued Shares Capital (%)	Percentage in the Total Share Capital (%)
CNPC	A Shares	146,882,339,136 (long position)	Beneficial Owner	90.71	80.25
	H Shares	291,518,000 (long position)(1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16
BlackRock, Inc.(2)	H Shares	1,256,444,090 (long position)	Interest of Corporation Controlled by the Substantial Shareholder	5.96	0.69
		622,000 (short position)		0.003	0.0003

(1)	Held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
(2)	Blackrock, Inc., through various subsidiaries, had an interest in the H Shares of the Company.

Related Party Transactions

CNPC is a controlling shareholder of our company. We enter into extensive transactions with CNPC and other members of the CNPC group, all of which constitute related party transactions for us. We also continued to carry out existing continuing transactions with other related parties in the year ended December 31, 2020.

Continuing Related Party Transactions

Since 2000, our company has engaged a variety of continuing related party transactions with CNPC. CNPC provides various services to us and our company also provides specific products and services to CNPC. These transactions are governed by several agreements between CNPC and us, including the comprehensive products and services agreement, land lease, building lease, intellectual property licensing contracts and contract for the transfer of rights under Sino-foreign cooperative production sharing contracts, as amended.

1. The comprehensive products and services agreement between CNPC and us

The comprehensive products and services agreement (the “Comprehensive Agreement”) entered into between CNPC and us is updated every three years. The latest Comprehensive Agreement (the “New Comprehensive Agreement”) was signed in 2020, which covers the period from January 1, 2021 to December 31, 2023. The New Comprehensive Agreement revised the previous Comprehensive Agreement mainly as follows: (1) updated the pricing basis for refining products, natural gas, power supply, and gas supply services provided by us to CNPC and jointly-held entities; (2) updated the pricing basis for project design, project supervision, power supply, and gas supply services provided by CNPC to us; and (3) added the sharing services to the services provided by CNPC to us. Other terms and conditions remain unchanged. The New Comprehensive Agreement was approved at the extraordinary general meeting held on November 5, 2020.

Under the New Comprehensive Agreement, we and CNPC will provide the following products and services to each other:

(A) Products and services to be provided by us to CNPC mainly include: refined oil products, chemical products, crude oil, natural gas, water supply, electricity supply, gas supply and heating supply, metering and measuring, and commissioned operations, supply of materials, financial services, and other products and services that CNPC may request us to provide from time to time for itself to consume, use or sell. In addition, we will provide financial services to jointly held companies, including without limitation, provision of entrusted loans and guarantees.

(B) Products and services to be provided by CNPC to us mainly include:

•

construction and technical services, which will be mainly the products and services provided prior to official commencement of commerical operation of relevant projects, including but not limited to exploration technology service, downhole operation service, oilfield construction service, refinery construction service and engineering and design service;

•

production services, which will be mainly the products and services provided in light of the requirements for our daily operations after official commencement of commerical operation of relevant projects, including but not limited to crude oil, natural gas, refined oil products, chemical products, water supply, electricity supply, gas supply and communications;

•

supply of materials services, which will be mainly materials procurement services provided prior to and after official commencement of commericial operation of relevant projects, including but not limited to procurement of materials, quality inspection, storage of materials and delivery of materials;

•	social and ancillary services, including but not limited to security systems, education, hospitals, property management, staff canteens, training centers and guesthouses; and

•	financial services, including loans and other financial assistance, deposit services, entrusted loans, settlement services and other financial services.

The general principle of the New Comprehensive Agreement is that all products and services provided by each party shall be of good quality and fair and reasonable price. If a third party provides similar products or services or participates in similar transactions, it shall not be inferior to the conditions provided by the third party for such products or services. The pricing of the products and serivices to be provided under the New Comprehensive Agreement shall be either following government-prescribed price, market price, cost price, or contractual price, depending on the circumstances. The deposit and loan interest rates of financial services shall be subject to the interest rates and relevant charging standards for the same period as published by the people’s Bank of China or relevant financial regulatory agencies, and shall not be inferior to the interest rates, charging standards and other conditions for the party to obtain funds and services from an independent third party. The New Comprehensive Agreement is not exclusive, and the parties may provide to and purchase products and services from third parties. Each party may terminate the performance of on or more products or services by giving at least six months’ written notice. However, if we are unable to easily obtain services that CNPC provides from a third party, CNPC shall not terminate the provision of such services unless it get our written consent.

2. Specific product and service implementation agreements

According to the current arrangements contemplated under the New Comprehensive Agreement, from time to time and when necessary, the parties may enter into implementation agreements for specific products and services. The specific product and service implementation agreements shall not violate the principles, terms and conditions of the New Comprehensive Agreement in any material respect.

Since a specific product and service implementation agreements is only a further elaboration of the products and services as contemplated by the New Comprehensive Agreement, they do not constitute new categories of related party transactions.

3. Land Use Rights Lease Agreement

We entered into a Land Use Rights Lease Agreement with CNPC in March 2000, pursuant to which, CNPC leased to us land use right across China totaling approximately 1,145 million square meters, which were related to our various operations and businesses, for a term of 50 years at an annual rent of RMB2 billion. The rent may, as at the expiration of 10-year term of the Land Use Rights Lease Agreement, be adjusted to reflect market conditions prevalent at such time of adjustment, including the then prevailing market prices, inflation or deflation (as applicable) and such other relevant factors.

We entered into a supplementary agreement to the Land Use Rights Lease Agreement with CNPC on August 25, 2011, whereby we adjusted the area and the rent to be effective from January 1, 2012. Thereafter, the parties adjusted the area and rent every three years. The latest adjustment happened on August 27, 2020, whereby the parties adjusted the area to 1,142 million square meters and the annual rent to RMB5,673 million (exclusive of taxes) for the three years since January 1, 2021.

All of the amendments and adjustment were approved by the relevant general meetings. The latest adjustment was approved by the extraordinary general meeting of our company on November 5, 2020.

4. Buildings Lease Agreement

We entered into a buildings lease agreement with CNPC in March 2000, pursuant to the lease, CNPC leased buildings across China to us for our business operations. Both parties agreed to adjust the area and rent of leased buildings every three years based on our needs and the changes in the market price. On August 24, 2017, we entered into a new agreemet with CNPC, pursuant to which, the area of the leased building should be 1,152,968 square meters, and the annual rent should be no more than RMB730 million. The agreement took effect on January 1, 2018, with a term of 20 years. The parties may adjust the area of building leased and the rent fees every three years as appropriate by reference to the status of the production and operations and the prevailing market price, but the adjusted rent fees shall not exceed the comparable fair market price. On August 27, 2020, the parties confirmed that effective from January 1, 2021, the area of the leased buildings should be adjusted to 1,287,486.41 square meters and the annual rent be adjusted to no more than RMB713 million. All of the amendments and adjustments were approved by the relevant general meetings. The latest adjustment was approved by the extraordinary general meeting of our company on November 5, 2020.

5. Intellectual Property Licensing Contracts

We and CNPC continue to implement the three intellectual property licensing contracts entered on March 10, 2000, namely the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract. CNPC has agreed to extend the term of the Computer Software Licensing Contract to the expiry date of the statutory protection period of the relevant software or when such software enters the public domain. Pursuant to these licensing contracts, CNPC has granted us the exclusive right to use certain trademarks, patents, know-how and computer software of CNPC at no cost.

6. Contract for the Transfer of Rights under Sino-Foreign Cooperative Production Sharing Contracts

We and CNPC continue to implement the Contract for the Transfer of Rights under Sino-Foreign Cooperative Production Sharing Contracts dated December 23, 1999. As part of the restructuring to organize our company, CNPC transferred to us relevant rights and obligations under 28 production sharing contracts executed with international oil and natural gas companies, except the rights and obligations relating to CNPC’s supervisory functions.

As of December 31, 2020, a total of 29 projects were being executed by CNPC under the production sharing contracts. CNPC has assigned to us at nil consideration all of its rights and obligations under the production sharing contracts and all the related interests vested in CNPC pursuant to applicable PRC laws and regulations, except the rights and obligations relating to CNPC’s supervisory functions.

Our directors believe that these continuing related party transactions were made in the normal and ordinary course of business for the benefits of our company, and are in the interests of the shareholders as a whole.

7. Caps for the Continuing Related Party Transactions

We and CNPC update the aggregate annual amount proposed for each category of continuing related party transactions every three years based on the historical transactions and transaction amounts for the provision of such category of products and services by us, CNPC and their jointly held companies to each other during the prior periods, and by taking into account the business development of our company, CNPC and the jointly held companies, and the possible magnitude of fluctuation of the prices of crude oil, petrochemical products, natural gas, and other petroleum products and services on international markets and China market, which amount, after being approved by the shareholders at the relevant general meeting, should be adopted as the proposed annual cap for the corresponding category of continuing related party transactions for each of the next three years. The transaction amounts of all the historical continuing related party transactions as described above were all within the corresponding proposed annual caps.

The total annual revenue or expenditures under any of the continuing related party transactions during the period from January 1, 2018 to December 31, 2020 did not exceed the corresponding proposed annual caps set out in the following table:

	Proposed Annual Caps
Category of Products and Services	2018	2019	2020
	RMB (in millions)
(i) Products and services provided by us to the CNPC and jointly-held companies	153,716	153,861	155,390
(ii) Products and services provided by CNPC to us
(a) Construction and technical services	208,103	203,908	198,537
(b) Production services	228,730	220,525	212,833
(c) Supply of materials services	35,566	35,344	35,819
(d) Social and ancillary services	9,093	9,432	9,731
(e) Financial Services
—Aggregate of the daily highest amount of deposits of our company in CNPC and the total amount of interest received in respect of these deposits	63,000	63,000	63,000
—Insurance fees, handling charges for entrusted loans, and fees and charges for settlement services and other intermediary business	2,417	2,753	3,110
—Rents and other payments made under financial leasing loans, and fees and charges for settlement services and other intermediary business	17,804	19,894	21,605
(iii) Financial services provided by us to the jointly-held companies	22,291	22,398	22,506
(iv) Rents for land leases paid by us to CNPC (excluding taxes)	5,783	5,783	5,783
(v) Rents for buildings paid by us to CNPC	730	730	730

Loans and Guarantees

As of December 31, 2020, we had unsecured short-term and long-term loans from CNPC and its affiliates in an aggregate amount of RMB146,579 million and with an average annual interest rate of 2.93%. The proceeds from the loans were basically used for our working capital. As of December 31, 2020, the total outstanding amount of our debts secured by CNPC and its subsidiaries was RMB12,894 million.

In 2020, we did not provide any guarantee to or for the benefit of CNPC and its subsidiaries. As of December 31, 2020, the total outstanding guarantee we provided to or for the benefit of our subsidiaries, associates and affiliates other than CNPC and its subsidiaries was RMB187,108 million.

For a detailed discussion of continuing related party transactions, please refer to Note 37 to our consolidated financial statements included in this annual report.

One-off Related Party Transactions

1. Kunlun Energy Pipeline Assets Transaction

In 2020, we and PipeChina completed the pipeline assets restructuring transaction. As part of the consideration for the transaction, we received 29.9% equity interests in PipeChina. Pursuant to the arrangements contemplated under the transaction, we appointed two directors to the board of directors of PipeChina, both of whom are incumbent directors and senior officers of our company. After completion of this transaction, our subsidiary, Kunlun Energy, entered into an equity transfer agreement with PipeChina for transfer to PipeChina of Kunlun Energy’s equity interests in its pipeline business, the transaction was completed at 24:00 on March 31, 2021. Due to the fact that we holds equity interests and board seats in PipeChina, the transaction between Kunlun Energy and PipeChina as described above constitute a related party transaction. For details, please see “Item 4 — Information on the Company — Acquisitions and Divestments”.

2. Increase of Capital of CNPC Finance Co., Ltd.

On June 13, 2019, our board of directors passed a resolution on the increase of capital contributions to CNPC Finance Co., Ltd. (“CPF”) by CNPC, CNPC Capital Co., Ltd. (“CNPC Capital”) and us in proportion to the parties’ respective shareholding percentages in CPF. CNPC, CNPC Capital and we currently hold 40%, 28% and 32% equity interests in CPF, respectively. After completion of this transaction, the registered capital of CPF will be increased from RMB8,331,250,000 to RMB20,000,000,000, including (i) RMB8,064,023,100 to be converted out of the capital reserves of CPF into its registered capital, (ii) an additional capital of RMB14,000,000,000 to be subscribed for and contributed by the shareholders in cash in proportion to their then shareholding percentages, of which RMB3,604,726,900 will be recognized as registered capital and the rest shall be recognized as capital reserves. After completion of the transaction, the parties’ shareholding percentages in CPF will remain unchanged. According to the arrangement, we will be required to contribute RMB4,480,000,000 in cash, which will be funded by our retained earnings. This transaction is subject to approval of the relevant governmental authorities.

We expect that this transaction will increase the returns on our investment in CPF and it will provide us with a better position to access efficient funds and financial management services provided by CPF. We expect that this transaction will not affect the continuity of our business and the stability of our management.

In addition, during the reporting period, we had a number of other continuing related party transactions with certain companies such as CNPC Exploration and Development Company Limited. Also see Note 37 to our consolidated financial statements included in this annual report.

The above-mentioned related-party transactions were within the upper limit of the amount of related party transactions as approved at the shareholders’general meeting.

See “Item 3 — Key Information — Risk Factors — Risks Related to Controlling Shareholder”.

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

Dividend Policy

Our Articles of Association provided that if our net profit attributable to owners of the Company and the accumulated undistributed profit for a year are positive, and our cash flow can satisfy our normal operation and sustainable development, the amount of cash dividend to be distributed shall not be less than 30% of the net profit attributable to owners of the Company realized in that year. We distribute dividends twice a year. Distribution of final dividends needs to be passed at the general meeting by ordinary resolution. The general meeting can, by ordinary resolution, authorize the board of directors to determine the distribution of interim dividends. Since the listing of our ADSs and our shares, we have distributed dividends to the shareholders by strictly complying with the Articles of Association and other relevant regulatory requirements, and adhering to the principle of bringing returns to shareholders, and after an overall consideration of various factors, including our operating performance, financial status, and cash flows.

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

In 2020, our operating performance was severely impacted by the COVID-19 pandemic and persistent low oil prices. Despite all the difficulties faced by us, we continue to attach great importance to rewarding our shareholders. After an overall consideration of factors, including our operating performance, financial status, cash flows and income from pipeline assets restructuring, we paid a dividend of RMB16,000 million in aggregate, representing RMB0.08742 per share (inclusive of applicable taxes), for the six months ended June 30, 2020 to our A shareholders and H shareholders (including ADS holders). The board of directors recommended a final dividend of RMB16,000 million in aggregate, representing RMB0.08742 per share (inclusive of applicable taxes) for the second half of 2020. The final dividend for the year ended December 31, 2020 is subject to the approval by the annual general meeting to be held on June 10, 2021, and shall be paid to our shareholders listed on our shareholder register as of the close of business on June 28, 2021. The register of members of H Shares will be closed from June 23, 2021 to June 28, 2021 (both days inclusive) during which period no transfer of H Shares will be registered. The final dividends for A Shares and H Shares (including ADSs) for 2020 will be paid on or about June 29, 2021 and July 30, 2021, respectively.

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

As of December 31, 2020, there were 21,098,900,000 H Shares and 161,922,077,818 A Shares issued and outstanding. As of December 31, 2020, there were 144 registered holders of American depositary receipts evidencing 6,942,871 ADSs. The depositary of the ADSs is the Bank of New York Mellon.

Item 10 — ADDITIONAL INFORMATION

Memorandum and Articles of Association

Our Articles of Association Currently in Effect

On October 26, 2017, the amendment to the Articles of Association of the Company was approved at an extraordinary general meeting. The amendment took effect as of the same day.

The amendment includes, among others, (i) in accordance with the PRC Company Law and the Constitution of the Communist Party of China, an addition of a new Article 5, which reads as follows: “The company shall set up the CPC organizations and working bodies with adequate staff and funds; the CPC organizations shall play the role of the core of leadership and political center of the company”, and an addition of a new Article 105, which reads as follows: “The board of directors of the company shall take the CPC organization’s advices before it determines such material matters as the orientations of the company’s reform and development, key objectives and tasks and major work arrangements. With respect to appointment of management of the company, the CPC organizations shall consider and provide their comments and suggestions on the candidates nominated by the board of directors or the president, or the CPC organizations may recommend candidates to the board of directors and the president”; (ii) revisions implementing in the Company a cumulative voting system for election of directors and supervisors at general meeting; and (iii) revisions providing that the tenure of re-elected independent directors cannot exceed six years.

On June 11, 2020, the Proposal for the Amendments to the business scope of the Company and the Amendments to the Articles of Association was reviewed and approved at our annual general meeting, and the Articles of Association was amended to reflect the amendments to the business scope. Amendments to the business scope of the Company mainly include:

(i)

amending a description in the business scope reading as “the exploration and production of crude oil and natural gas” to read as “the exploration, exploitation and sales of resources including crude oil, natural gas, coalbed methane, shale gas, shale oil and gas hydrate” and expanding the business scope to include “the exploration, exploitation and utilization of geothermal energy”;

(ii)	expanding the business scope to include “manufacture and sale of food additives; and manufacture and sale of non-woven fabrics”; and

(iii)	expanding the business scope to include “value-added telecommunications services, online platform, online information services, online data services, and online wholesale and retail services”.

The following is a summary based on the significant provisions of our Articles of Association. For details, you should read our amended and restated Articles of Association filed with SEC on June 11, 2020.

Objectives and Purposes

We are a joint stock limited company established in accordance with the PRC Company Law and certain other laws and regulations of the PRC. We are registered with the PRC State Administration for Industry and Commerce with a business license number being 1000001003252. Article 10 of our articles of association provides that our objectives are to comply with the rules of the market, to continuously explore business models which are suitable for the development of the Company, to fully utilize every resource of the Company, to place emphasis on personnel training and technological development, to provide the society with competitive products, and to use its best endeavors to maximize its profits. Article 11 of our articles of association provides that our scope of businesses includes, among other things, the exploration, exploitation and sales of resources including crude oil, natural gas, coalbed methane, shale gas, shale oil and gas hydrate; the exploration, exploitation and utilization of geothermal energy; storage and sale of crude oil and refined oil; production, sale and storage of refined oil, petrochemical and chemical products; import and export; construction and operation of oil and natural gas pipelines; technical development, consultation and service for oil exploration and production, petrochemistry and related engineering; sale of materials, equipment and machines necessary for production and construction of oil and gas, petrochemicals and pipelines construction; the sale and warehousing of lubricating oil, fuel oil, bitumen, chemical fertilizers, auto parts, commodities and agricultural materials, etc.

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

Where a director is in any way, directly or indirectly, materially interested in a proposal, arrangement or contract (other than his contract of service with the Company), he shall declare the nature and extent of his interests to the board of directors at the earliest opportunity, whether or not the proposal, arrangement or contract therefor is subject to the approval of the board of directors. Unless the interested director discloses his interests to the board of directors and the proposal, arrangement or contract is approved by the board of directors at a meeting in which the interested director, is not counted as part of the quorum and abstain from voting, the proposal, arrangement or contract in which that director is materially interested is voidable at the discretion of the Company except as against a bona fide party thereto who does not have knowledge of the breach of duty by the interested director. For this purpose, a director is deemed to be interested in a proposal, arrangement or contract in which his associate is interested. Where a director gives to the board of directors a notice in writing stating that, by reason of the facts specified in the notice, he is interested in a proposal, arrangement or contract which may subsequently be entered into by the Company, that notice shall be deemed to be a sufficient declaration of his interests so far as the content stated in such notice is concerned, provided that such notice shall have been given before the date on which the entering into the relevant contract or arrangement is first taken into consideration by the Company.

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

Share Capital

The Company must have ordinary shares at all times. Subject to the applicable government approvals, the Company may create different classes of shares. Each share of the same class shall carry the same rights and the same benefits. The Company may, based on its operating and development needs, authorize the increase in its capital pursuant to the Articles of Association. The Company may increase its capital by public or non-public offering of shares; by allotting bonus shares to its existing shareholders; by converting common reserve fund into share capital; by any other means which is stipulated by law and administrative regulation and approved the relevant government authorities. Unless otherwise stipulated in the relevant laws or administrative regulations, shares of the Company shall be freely transferable and are not subject to any lien. Domestic-invested shares and overseas-listed foreign-invested shares shall be purchased, sold, donated, inherited and charged on in accordance with the PRC laws and the Company’s Articles of Association. The Company may not accept its own shares as the subject matter of a pledge. Subject to certain conditions, the Company has the power to sell the shares of a shareholder who is untraceable and retain the payment. According to the procedures provided in the Company’s Articles of Association, the Company may reduce its registered capital. The Company may, in accordance with the procedures set out in the Company’s Articles of Association and with the approval of the relevant governing authorities, repurchase its issued shares under certain circumstances. The repurchase may be made by a general offer, stock exchange, off-market agreement, etc. The Company must obtain prior approval of the shareholders in a general meeting (in the manner stipulated in the Company’s Articles of Association) before it can repurchase shares outside of the stock exchange by means of an off-market agreement.

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

Foreign Exchange Controls

The Renminbi currently is not a freely convertible currency. We receive most of our revenues in Renminbi. A portion of our Renminbi revenues must be converted into other currencies to meet our foreign currency obligations, including:

•	debt service on foreign currency-denominated debt;

•	external capital expenditures and equity investment;

•	purchases of imported oil, gas, equipment and materials; and

•	payment of any dividends declared with respect to the H Shares.

Under the existing foreign exchange regulations in China, we may undertake current account foreign exchange transactions, including the payment of dividends, without prior approval from the State Administration of Foreign Exchange by producing commercial documents evidencing such transactions.

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

We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on the H Shares in Hong Kong dollars and on ADSs in U.S. dollars. We believe that we have or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. We engage in hedging transactions with a view to managing exchange rate risk exposure.

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

Under certain treaties, the rate of withholding tax imposed by China’s taxation authorities may be reduced. Pursuant to the Measures for the Administration of the Enjoyment by Non-residents of the Treatments under Applicable Treaties promulgated by the State Administration of Taxation on October 14, 2019, a non-PRC resident may apply the applicable benefit under tax treaties to him/herself when he/she makes tax filings or upon withholding by third parties and no prior approvals of the taxation authorities are required, if such non-PRC resident decides based on his/her own judgment that he/she is entitled to such benefits.

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

We believe that we did not meet either of the PFIC tests in the taxable year that ended December 31, 2020 and believe that we will not meet either of the PFIC tests in the current or subsequent taxable years and therefore will not be treated as a PFIC for such periods. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

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

Documents on Display

You may find our annual reports on Form 20-F, the exhibits and other documents filed with the SEC on its website www.sec.gov and our company’s website www.petrochina.com.cn. Upon request, we will provide hardcopies of our annual report on Form 20-F to you free of charge.

The SEC allows us to “incorporate by reference” the information we file with the Commission. This means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this annual report on Form 20-F. This annual report contains exhibits and schedules. Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed or incorporated by reference as an exhibit to this annual report, the contract or document is deemed to modify the description contained in this annual report. You must review the exhibits themselves for a complete description of the contracts or documents.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Item 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we hold or issue various financial instruments which expose us to interest rate and foreign exchange rate risks. We hedge part of the exchange rate risk through hedging instruments. Additionally, our operations are affected by certain commodity price movements. We use derivative instruments such as commodity futures, commodity swaps and commodity options for hedging some price risks efficiently. Substantially all of the financial instruments we hold are for purposes other than trading. We regard an effective market risk management system as an important element of our treasury function and are currently enhancing our systems. A primary objective of our market risk management is to implement certain methodologies to better measure and monitor risk exposures.

The following discussions and tables, which constitute “forward-looking statements” that involve risks and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. Such discussions address market risk only and do not present other risks which we face in the normal course of business.

Interest Rate Risk

Our interest risk exposure arises from changing interest rates. The tables below provide information about our financial instruments including various debt obligations that are sensitive to changes in interest rates. The tables present principal cash flows and related weighted-average interest rates at expected maturity dates. Weighted-average variable rates are based on effective rates as of December 31, 2018, 2019 and 2020. The information is presented in Renminbi equivalents, our reporting currency.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi. However, a portion of our RMB revenues are converted into other currencies to be used in foreign investment and trading, to meet foreign currency financial instrument obligations and to pay for imported oil, gas, equipment and other materials. Foreign currency payments for imported oil and gas represented 24.4%, 23.6% and 21.6% of our total purchases, services and other expenses    in 2018, 2019 and 2020, respectively. These are the main foreign exchange payments of the company.

The Renminbi is not a freely convertible currency. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

The tables below provide information about our financial instruments including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The tables below summarize such information by presenting principal cash flows and related weighted-average interest rates at expected maturity dates in RMB equivalents, using the exchange rates in effect as of December 31, 2018, 2019 and 2020, respectively.

December 31, 2020

	Expected Maturity Date							Percentage to Total Long-Term Borrowings	Fair Value
	2021	2022	2023	2024	2025	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	1,291	16,877	7,657	2,880	13,353	278	42,336	12.96%	40,972
Average Interest Rate	4.01%	4.10%	3.42%	2.89%	4.04%	3.77%	—	—	—
Variable Rate Loan Amount	15,844	15,035	29,828	3,200	1,750	8,603	74,260	22.74%	74,260
Average Interest Rate	3.56%	3.63%	2.60%	3.80%	4.20%	4.03%	—	—	—
Loans in Euro
Fixed Rate Loan Amount	—	—	4	—	—	124	128	0.04%	243
Average Interest Rate	—	—	2.00%	—	—	3.88%	—	—	—
Variable Rate Loan Amount	—	—	—	—	3,812	—	3,812	1.17%	3,812
Average Interest Rate	—	—	—	—	1.18%	—	—	—	—
Loans in United States Dollar
Fixed Rate Loan Amount	11	22	—	—	—	131	164	0.05%	161
Average Interest Rate	1.55%	1.55%	—	—	—	0.05%	—	—	—
Variable Rate Loan Amount	11,597	12,646	9,437	—	29,415	5,513	68,608	21.00%	68,608
Average Interest Rate	4.37%	1.39%	1.33%	—	1.39%	2.16%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	—	—	—	—	—	18	18	0.01%	13
Average Interest Rate	—	—	—	—	—	1.76%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—	—	—
Loans in CFA Franc
Fixed Rate Loan Amount	—	2	—	—	—	—	2	—	2
Average Interest Rate	—	2.00%	—	—	—	—	2.00%	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	31,000	2,000	4,000	—	—	11,000	48,000	14.70%	47,333
Average Interest Rate	3.09%	4.09%	4.88%	—	—	3.84%	—	—	—
Medium Term Notes in RMB
Fixed Rate Loan Amount	15,000	—	21,000	—	50,000	—	86,000	26.34%	85,230
Average Interest Rate	3.45%	—	2.42%	—	3.64%	—	—	—	—
Medium Term Notes in United State Dollar
Fixed Rate Loan Amount	—	—	—	—	3,239	—	3,239	0.99%	3,175
Average Interest Rate	—	—	—	—	3.75%	—	—	—	—
Total	74,743	46,582	71,926	6,080	101,569	25,667	326,567	100.00%	323,809

December 31, 2019

	Expected Maturity Date							Percentage to Total Long-Term Borrowings	Fair Value
	2020	2021	2022	2023	2024	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	10,537	4,645	33,010	2,855	17,716	10,152	78,915	20.97%	76,027
Average Interest Rate	4.00%	2.79%	4.07%	4.30%	3.17%	4.15%	—	—	—
Variable Rate Loan Amount	2,854	17,515	51,274	315	768	7,839	80,565	21.41%	80,565
Average Interest Rate	4.52%	4.37%	4.12%	5.00%	4.32%	4.11%	—	—	—
Loans in Euro
Fixed Rate Loan Amount	4	1	1	1	—	126	133	0.04%	239
Average Interest Rate	2.00%	2.00%	2.00%	2.00%	—	3.88%	—	—	—
Variable Rate Loan Amount	3,595	—	—	—	—	—	3,595	0.96%	3,595
Average Interest Rate	2.35%	—	—	—	—	—	—	—	—
Loans in United States Dollar
Fixed Rate Loan Amount	36	36	17	9	9	105	212	0.06%	188
Average Interest Rate	0.49%	0.49%	0.36%	0.05%	0.05%	0.05%	—	—	—
Variable Rate Loan Amount	42,838	12,544	14,769	—	—	13	70,164	18.65%	70,164
Average Interest Rate	4.34%	4.38%	4.03%	—	—	5.41%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	1	—	3	3	3	8	18	0.00%	18
Average Interest Rate	2.30%	—	2.30%	2.30%	2.30%	1.77%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—	—	—
Loans in Hong Kong Dollar
Variable Rate Loan Amount	6	2	672	—	—	—	680	0.18%	680
Average Interest Rate	2%	2%	3.77%	—	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	2,000	—	31,000	—	10,300	6,700	50,000	13.29%	49,622
Average Interest Rate	4.30%	—	3.09%	—	4.10%	3.84%	—	—	—
Medium Term Note in RMB
Fixed Rate Loan Amount	20,000	—	15,000	—	50,000	—	85,000	22.59%	83,894
Average Interest Rate	3.85%	—	3.45%	—	3.64%	—	—	—	—
Medium Term Notes in United State Dollar
Fixed Rate Loan Amount	3,472	—	—	—	—	3,471	6,943	1.85%	6,815
Average Interest Rate	2.88%	—	—	—	—	3.75%	—	—	—
Total	85,343	34,743	145,746	3,183	78,796	28,414	376,225	100.00%	371,807

December 31, 2018

	Expected Maturity Date							Percentage to Total Long-Term Borrowings	Fair Value
	2019	2020	2021	2022	2023	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	36,351	10,583	1,310	26,585	2,626	20,114	97,569	28.30%	94,272
Average Interest Rate	4.31%	3.99%	4.43%	3.66%	4.30%	4.58%	—	—	—
Variable Rate Loan Amount	32,508	3,091	28,339	165	266	7,624	71,993	20.88%	71,993
Average Interest Rate	3.94%	4.53%	4.08%	4.85%	4.89%	4.11%	—	—	—
Loans in Euro
Fixed Rate Loan Amount	13	—	—	—	—	52	65	0.02%	166
Average Interest Rate	2.00%	—	—	—	—	0.95%	—	—	—
Variable Rate Loan Amount	—	2,354	—	—	—	—	2,354	0.68%	2,354
Average Interest Rate	—	2.35%	—	—	—	—	—	—	—
Loans in United States Dollar
Fixed Rate Loan Amount	36	36	36	17	9	110	244	0.07%	206
Average Interest Rate	1.17%	1.17%	1.17%	0.75%	0.09%	0.04%	—	—	—
Variable Rate Loan Amount	2,483	48,621	12,752	12,890	—	—	76,746	22.26%	76,746
Average Interest Rate	2.58%	4.55%	4.71%	4.04%	—	—	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	8	—	3	3	3	6	23	0.01%	27
Average Interest Rate	2.40%	—	2.30%	2.30%	2.30%	0.36%	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—	—	—
Loans in Hong Kong Dollar
Variable Rate Loan Amount	664	6	2	1	—	—	673	0.20%	673
Average Interest Rate	2.57%	2.00%	2.00%	2.00%	—	—	—	—	—
Debentures in Canadian Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	3,307	2,000	31,000	2,000	8,300	6,700	53,307	15.46%	52,287
Average interest rate	1.63%	4.30%	3.09%	4.90%	4.24%	3.96%	—	—	—
Medium Term Note in RMB
Fixed Rate Loan Amount	—	—	35,000	—	—	—	35,000	10.15%	34,458
Average interest rate	—	—	2.20%	—	—	—	—	—	—
Medium Term Notes in United State Dollar
Fixed Rate Loan Amount	—	3,410	—	—	—	3,408	6,818	1.98%	6,696
Average Interest Rate	—	2.87%	—	—	—	3.76%	—	—	—
Total	75,370	70,101	108,442	41,661	11,204	38,014	344,792	100.00%	339,878

See “Item 3 — Key Information — Risk Factors — Risks Related to Pricing and Exchange Rate”.

Commodity Price Risk

We are engaged in a wide range of petroleum-related activities and purchase certain quantity of oil from the international market to meet our demands. The prices of crude oil and refined products in the international market are affected by various factors such as changes in global and regional politics and economy, the demand and supply of crude oil and refined products, as well as unexpected events and disputes with international repercussions. The domestic crude oil price is determined with reference to the international price of crude oil whereby the domestic refined oil prices adjust with changes in crude oil prices in the international market. We use derivative instruments such as commodity futures, commodity swaps and commodity options to hedge some commodity price risks. We have strict internal control requirements with respect to the purpose, types, holding volumes of any derivative instruments as against the inventories, and the transaction process of the derivatives. Any derivative instruments we have are entered into solely for non-trading purposes. We do not expect any material market risks to our financial position, results of operations or liquidity exist as a result of entering into such derivatives. See “Item 3 — Key Information — Risk Factors — Risks Related to Pricing and Exchange Rate”.

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

Persons Depositing or Withdrawing Shares Must Pay:	For:

$5.00 (or less) per 100 ADSs (or portion thereof)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS (or portion thereof)	Any cash distribution to ADS holders

$0.05 (or less) per ADS per calendar year	Depositary services

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Fees and Payments from the Depositary to Us

In the year ended December 31, 2020, we received from the depositary a reimbursement of US$171,635.09, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs. In addition, the depositary has agreed to reimburse us certain amount per year of the facility, including but not limited to, investor relations expenses or any other American depositary receipts program related expenses. The amount of such reimbursements is subject to certain limits.

PART II

Item 13 — DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

Item 14 — MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15 — CONTROLS AND PROCEDURES

Evaluation of the Management on Disclosure Controls and Procedures

Our chairman, president and CFO, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the United States Exchange Act Rules 13a-15(e) and 15d(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our company’s disclosure controls and procedures were effective to ensure that material information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and regulations and that such information is accumulated and communicated to our company’s management, including our principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our company’s management, including our principal executive officer and principal financial officer, our company evaluated the effectiveness of its internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our company’s management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of our company’s internal control over financial reporting as of December 31, 2020 has been audited by KPMG Huazhen LLP, our company’s independent registered public accountants, as stated below.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

PetroChina Company Limited:

Opinion on Internal Control Over Financial Reporting

We have audited PetroChina Company Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated April 29, 2021 expressed an unqualified opinion on those consolidated financial statements.

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

April 29, 2021

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2020, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting.

Item 16A — AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee is composed of two independent non-executive directors, Cai Jinyong and Mr. Jiang, Simon X., and one non-executive director, Mr. Liu Yuezhen. See “Item 6 — Directors, Senior Management and Employees — Board Practices — Audit Committee”. Mr. Cai Jinyong, our independent non-executive director, has been confirmed as a “financial expert” as defined in Item 16A of Form 20-F.

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

Item 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Huazhen LLP (“KPMG Huazhen”) served as our independent accountant for the fiscal years of 2019 and 2020. The office of KPMG Huazhen is located at 8th Floor, KPMG Tower, Oriental Plaza, 1 East Chang An Avenue, Beijing, China.

The following table presents the aggregate fees paid by us (not including our subsidiaries) for professional audit services, tax and other services rendered by KPMG Huazhen to us for each of the years ended December 31, 2019 and 2020, respectively.

	December 31,
	2019	2020
	RMB in millions
Audit fees	53	49
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

Total	53	49

The auditors’ remuneration above represented the annual fees paid by us for the years indicated. The remuneration did not include fees of RMB62 million (2019: RMB60 million) paid by our subsidiaries to KPMG Huazhen and its network firms which primarily included audit fees of RMB52 million (2019: RMB50 million), audit-related fees of RMB6 million (2019: RMB7 million) and tax fees of RMB3 million (2019: RMB2 million), and other service fees of RMB1 million (2019: RMB1 million), respectively.

Audit Committee Pre-approved Policies and Procedures

Currently, all services to be provided by our independent registered public accountant must be pre-approved by our audit committee.

During the year ended December 31, 2020, services relating to all non-audit related fees provided to us by KPMG Huazhen were approved by our audit committee in accordance with the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

Item 16F — CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Pursuant to the applicable regulatory requirement of the PRC government in relation to mandatory auditor rotation, on March 25, 2021, our board of directors approved not to re-appoint KPMG Huazhen as our principal accountant, upon completion of their audits of our consolidated financial statements as of and for the year ended December 31, 2020 and the effectiveness of the internal control over financial reporting as of December 31, 2020, and the issuance of their reports thereon. Our board of directors, pursuant to an open selection process and as recommended by the audit committee, resolved to propose to appoint PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as our principal accountant for the year ended December 31, 2021, with effect from being approved at the general meeting to be held on June 10, 2021.

The audit reports of KPMG Huazhen on our consolidated financial statements as of and for the years ended December 31, 2020 and 2019 did not contain any adverse opinion or disclaimer of opinion, nor was qualified or modified as to uncertainties, audit scope or accounting principles, except as follows: KPMG Huazhen’s report on the consolidated financial statements of the Company as of and for the years ended December 31, 2020 and 2019, contained a separate paragraph stating that “As discussed in Note 3(ac)(ii) to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of International Financial Reporting Standard 16 “Leases”.”

During the fiscal years ended December 31, 2020 and 2019 and through April 29, 2021, there were no: (1) disagreements with KPMG Huazhen on any matter of accounting principles or practices, financial statements disclosure, or auditing scope or procedures, which disagreements, if not resolved to their satisfaction, would have caused them to make reference in connection with their opinion to the subject matter of the disagreements; or (2) reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

We have provided KPMG Huazhen with the foregoing disclosure and requested KPMG Huazhen to furnish us with a letter addressed to the SEC stating whether they agree with such disclosure, and if not, stating the respects in which they do not agree. A copy of the letter furnished by KPMG Huazhen, dated April 29, 2021, is filed as Exhibit 15.6 to this annual report on Form 20-F.

During the fiscal years ended December 31, 2020 and 2019 and through April 29, 2021, neither we nor anyone on our behalf consulted PwC regarding either (i) the application of accounting principles to a specific completed or proposed transaction or regarding the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F) or a reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F) . Also, during the two most recent fiscal years and through April 29, 2021, we have not obtained any written report or oral advice that PwC concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

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

Nominating/Corporate Governance Committee

Under the NYSE corporate governance rule 303A.04, a listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties, but a controlled company is not required to comply with this requirement. The Corporate Governance Code as amended by the Stock Exchange of Hong Kong provides that issuers shall establish a nominating committee, and a majority of which should be independent non-executive directors and the chairman shall be served by an independent non-executive director or the board chairman. We are not required under the PRC Company Law to have a nominating/corporate governance committee. We set up a nominating committee, which consists of the chairman of our board of directors and two independent non-executive directors.

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

Corporate Governance Guidelines

Under the NYSE corporate governance rule 303A.09, a listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects. We are not required under the PRC Company Law and the HKSE Listing Rules to have, and we do not currently have, formal corporate governance guidelines. However, we have the Articles of Association, the Rules and Procedures of Board of Directors and the Implementation Rules for Compensation of Senior Management that address the following subjects:

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

Item 18 — FINANCIAL STATEMENTS

See page F-1 to F-79 following Item 19.

Item 19 — EXHIBITS

(a) See Item 18 for a list of the financial statements as part of this annual report.

(b) Exhibits to this annual report.

Exhibit Number	Description of Exhibits

1.1	Articles of Association (as amended on June 11, 2020) (English translation)(4)

2.1	A description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934(3)

4.1	Non-competition Agreement between CNPC and PetroChina (English translation)(1)

4.2	Trademark Licensing Contract between CNPC and PetroChina (English translation)(1)

4.3	Patent and Know-how Licensing Contract between CNPC and PetroChina (English translation)(1)

4.4	Computer Software Licensing Contract between CNPC and PetroChina (English translation)(1)

4.5	Contract for Transfer of Rights under Production Sharing Contracts between CNPC and PetroChina (English translation)(1)

4.6	Contract for the Supervision of Certain Sales Enterprises between CNPC and PetroChina (English translation)(1)

4.7*	Comprehensive Products and Services Agreement, dated August 27, 2020, between CNPC and PetroChina (English translation)

4.8*	Letter of Confirmation regarding the Land Use Rights Lease Agreement and Building Lease Agreement, dated August 27, 2020, between CNPC and PetroChina (English translation)

4.9*	Framework Agreement on the Transaction of Oil and Gas Pipeline Related Assets between PipeChina and PetroChina (English Translation)

4.10*	Equity Acquisition Agreement on PetroChina Pipeline Co., Ltd. between PipeChina and PetroChina (English Translation)

Exhibit Number	Description of Exhibits

4.11*	Equity Acquisition Agreement on PetroChina Shandong Natural Gas Pipeline Co., Ltd. between PipeChina and PetroChina (English Translation)

4.12*	Equity Acquisition Agreement on PetroChina Shandong Oil Transmission Co., Ltd. between PipeChina and PetroChina (English Translation)

4.13*	Equity Acquisition Agreement on PetroChina Huixin Oil Products Storage and Transmission Co., Ltd. between PipeChina and PetroChina (English Translation)

4.14*	Equity Acquisition Agreement on PetroChina Jilin Gas Pipeline Co., Ltd. between PipeChina and PetroChina (English Translation)

4.15*	Equity Acquisition Agreement on PetroChina Guizhou Natural Gas Pipeline Network Co., Ltd.

4.16*	Equity Acquisition Agreement on Jiangxi Natural Gas Investment Co., Ltd. between PipeChina and PetroChina (English Translation)

4.17*	Equity Acquisition Agreement on Shengang Natural Gas Pipeline Co, Ltd. between PipeChina and PetroChina (English Translation)

4.18*	Disposal Agreement on Relevant Assets of Oil and Gas Pipelines from Guangdong Natural Gas Pipeline Network Co., Ltd. and Others between PipeChina and PetroChina (English Translation)

4.19*	Production and Operation Agreement between PipeChina and PetroChina (English Translation)

4.20*	Equity Transfer Agreement on PetroChina Beijing Gas Pipeline Co., Ltd. and PetroChina Dalian LNG Company Limited between PipeChina and Kunlun Energy (English Translation)

8.1*	List of major subsidiaries

11.1	Code of Ethics for Senior Management(2)

11.2	Code of Ethics for Employees(2)

12.1*	Certification of Chairman required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of President required by Section 302 of the Sarbanes-Oxley Act of 2002

12.3*	Certification of CFO required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Chairman required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of President required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.3*	Certification of CFO required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Reserves Report for the year ended on December 31, 2020 prepared by DeGolyer and MacNaughton

15.2*	Reserves Audit Report for the year ended on December 31, 2020 prepared by DeGolyer and MacNaughton

Exhibit Number	Description of Exhibits

15.3*	Reserves Report for the year ended on December 31, 2020 prepared by Ryder Scott

15.4*	Reserves Report for the year ended on December 31, 2020 prepared by GLJ Petroleum Consultants

15.5*	Reserves Report for the year ended on December 31, 2020 prepared by McDaniel & Associates Consultants, Ltd.

15.6*	Letter of KPMG Huazhen

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	To be filed as exhibits to this Form 20-F.
**	To be furnished as exhibits to this Form 20-F.
(1)	Paper filing; incorporated into this annual report by reference to our Registration Statement on Form F-1 (File No. 333-11566) filed with the Commission, as declared effective on March 29, 2000.
(2)	Incorporated into this annual report by reference to the exhibits to Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-15006) filed with the Commission.
(3)	Incorporated into this annual report by reference to the exhibits to Form 20-F for the fiscal year ended December 31, 2020 (File No. 1-15006) filed with the Commission.
(4)	Incorporated into this annual report by reference to Exhibit 99.2 to Form 6-K (File No. 1-15006) furnished to the Commission on June 12, 2020.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROCHINA COMPANY LIMITED

/s/Chai Shouping
Name: Chai Shouping
Title: Chief Financial Officer and Secretary to Board of Directors

Date: April 29, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

PetroChina Company Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of PetroChina Company Limited and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 3(ac)(ii) to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of International Financial Reporting Standard 16 “Leases”.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical

Report of Independent Registered Public Accounting Firm (continued)

audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of impairment of oil and gas properties

The critical audit matter	How the matter was addressed in our audit

As discussed in notes 3(g), 3(h), 5(b) and 15 to the consolidated financial statements, oil and gas properties as included in property, plant and equipment amounted to Renminbi (“RMB”)813,888 million as at December 31, 2020 and the impairment losses recognized for oil and gas properties for the year ended December 31, 2020 were RMB13,908 million.

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

•  involved our internal professionals with skills and knowledge on valuation to assist us in assessing the discount rate applied in the discounted cash flow forecasts against a discount rate range that was independently developed using publicly available market data for comparable companies in the same industry; and

•  compared the actual results for current year with the Company’s forecasts prepared in prior year to assess the Company’s ability to accurately forecast.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2013.

Beijing, China
April 29, 2021

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2020, 2019 and 2018

(Amounts in millions, except for the per share data)

	Notes	2020	2019	2018Note
		RMB	RMB	RMB
REVENUE	6	1,933,836	2,516,810	2,374,934

OPERATING EXPENSES
Purchases, services and other		(1,267,797)	(1,697,834)	(1,553,784)
Employee compensation costs	8	(147,604)	(154,318)	(144,391)
Exploration expenses, including exploratory dry holes		(19,333)	(20,775)	(18,726)
Depreciation, depletion and amortization		(213,875)	(225,262)	(232,276)
Selling, general and administrative expenses		(64,345)	(68,596)	(74,477)
Taxes other than income taxes	9	(195,850)	(228,436)	(220,677)
Other income/(expenses) net	41	50,905	173	(7,661)

TOTAL OPERATING EXPENSES		(1,857,899)	(2,395,048)	(2,251,992)

PROFIT FROM OPERATIONS		75,937	121,762	122,942

FINANCE COSTS
Exchange gain		14,387	10,017	12,701
Exchange loss		(14,279)	(10,016)	(11,581)
Interest income		3,023	3,631	3,779
Interest expense	10	(26,528)	(30,409)	(22,718)

TOTAL NET FINANCE COSTS		(23,397)	(26,777)	(17,819)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES		3,533	8,229	11,647

PROFIT BEFORE INCOME TAX EXPENSE	7	56,073	103,214	116,770
INCOME TAX EXPENSE	12	(22,588)	(36,199)	(42,790)

PROFIT FOR THE YEAR		33,485	67,015	73,980

OTHER COMPREHENSIVE INCOME
Item that will not be reclassified to profit or loss
Fair value changes in equity investment measured at fair value through other comprehensive income		113	156	(201)
Items that are or may be reclassified subsequently to profit or loss
Currency translation differences		(10,802)	8,357	(2,667)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method		(441)	417	220

OTHER COMPREHENSIVE INCOME, NET OF TAX		(11,130)	8,930	(2,648)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		22,355	75,945	71,332

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		19,006	45,682	53,036
Non-controlling interests		14,479	21,333	20,944

		33,485	67,015	73,980

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		14,634	50,323	48,072
Non-controlling interests		7,721	25,622	23,260

		22,355	75,945	71,332

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY(RMB)	13	0.10	0.25	0.29

The accompanying notes are an integral part of these financial statements.

Note:	The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, the comparative information is not restated in this respect (see Note 3(ac)).

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2020 and 2019

(Amounts in millions)

	Notes	2020	2019
		RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment	15	1,452,091	1,783,224
Investments in associates and joint ventures	16	250,603	102,073
Equity investments measured at fair value through other comprehensive income	17	902	922
Right-of-use assets	42	209,786	254,736
Intangible and other non-current assets	19	67,494	100,663
Deferred tax assets	31	11,364	24,259
Time deposits with maturities over one year		9,119	120

TOTAL NON-CURRENT ASSETS		2,001,359	2,265,997

CURRENT ASSETS
Inventories	20	128,539	181,921
Accounts receivable	21	52,325	64,184
Prepayments and other current assets	22	109,262	103,127
Notes receivable	23	8,076	7,016
Time deposits with maturities over three months but within one year		27,319	24,256
Cash and cash equivalents	24	118,631	86,409
Assets held for sale	25	42,615	—

TOTAL CURRENT ASSETS		486,767	466,913

CURRENT LIABILITIES
Accounts payable and accrued liabilities	26	316,140	328,314
Contract liabilities	27	91,477	82,490
Income taxes payable		3,730	7,564
Other taxes payable		59,994	59,818
Short-term borrowings	28	117,542	175,840
Lease liabilities	42	6,579	7,393
Liabilities directly associated with the assets held for sale	25	9,956	—

TOTAL CURRENT LIABILITIES		605,418	661,419

NET CURRENT LIABILITIES		(118,651)	(194,506)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,882,708	2,071,491

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	29	183,021	183,021
Retained earnings		727,955	743,124
Reserves	30	304,182	304,011

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,215,158	1,230,156
NON-CONTROLLING INTERESTS		151,463	214,149

TOTAL EQUITY		1,366,621	1,444,305

NON-CURRENT LIABILITIES
Long-term borrowings	28	251,379	290,882
Asset retirement obligations	32	114,819	137,935
Lease liabilities	42	122,644	164,143
Deferred tax liabilities	31	16,380	21,411
Other long-term obligations		10,865	12,815

TOTAL NON-CURRENT LIABILITIES		516,087	627,186

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,882,708	2,071,491

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2020, 2019 and 2018

(Amounts in millions)

	2020	2019	2018Note
	RMB	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the year	33,485	67,015	73,980
Adjustments for:
Income tax expense	22,588	36,199	42,790
Depreciation, depletion and amortization	213,875	225,262	232,276
Capitalized exploratory costs charged to expense	8,934	8,900	8,579
Safety fund reserve	(1,505)	(1,318)	608
Share of profit of associates and joint ventures	(3,533)	(8,229)	(11,647)
Accrual/(reversal) of provision for impairment of receivables, net	343	(1,367)	15
Write down in inventories, net	8,151	1,260	4,230
Impairment of other non-current assets	—	22	77
Loss on disposal of property, plant and equipment	5,398	9,809	16,761
Gain on disposal of other non-current assets	(1,142)	(501)	(501)
Gain on disposal of subsidiaries	(1,242)	(49)	(45)
Gain on Pipeline restructuring	(46,946)	—	—
Dividend income	(25)	(22)	(52)
Interest income	(3,023)	(3,631)	(3,779)
Interest expense	26,528	30,409	22,718
Changes in working capital:
Accounts receivable, prepayments and other current assets	14,751	(5,017)	(9,280)
Inventories	43,645	(5,624)	(34,705)
Accounts payable and accrued liabilities	8,410	27,416	49,127
Contract liabilities	8,987	14,346	892

CASH FLOWS GENERATED FROM OPERATIONS	337,679	394,880	392,044
Income taxes paid	(19,104)	(35,270)	(38,788)

NET CASH FLOWS FROM OPERATING ACTIVITIES	318,575	359,610	353,256

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the Years Ended December 31, 2020, 2019 and 2018

(Amounts in millions)

	2020	2019	2018Note
	RMB	RMB	RMB
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(248,376)	(319,686)	(267,310)
Acquisition of investments in associates and joint ventures	(2,599)	(4,326)	(2,911)
Acquisition of equity investments measured at fair value through other comprehensive income	—	—	(2)
Prepayments on long-term leases	(3,048)	(3,820)	(3,856)
Acquisition of intangible assets and other non-current assets	(5,303)	(3,256)	(4,668)
Acquisition of subsidiaries	(1,947)	(183)	—
Proceeds from disposal of property, plant and equipment	1,195	1,830	1,616
Proceeds from disposal of other non-current assets	2,224	507	224
Proceeds from Pipeline restructuring	80,621	—	—
Interest received	2,532	2,860	2,963
Dividends received	4,778	4,865	5,438
(Increase)/decrease in time deposits with maturities over three months	(12,063)	(11,739)	694

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(181,986)	(332,948)	(267,812)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(797,892)	(614,525)	(646,396)
Repayments of long-term borrowings	(219,770)	(171,226)	(123,745)
Repayments of lease liabilities	(12,794)	(17,623)	—
Interest paid	(16,700)	(16,830)	(19,392)
Dividends paid to non-controlling interests	(14,264)	(14,245)	(15,207)
Dividends paid to owners of the Company	(28,078)	(30,684)	(27,369)
Cash paid to acquire non-controlling interests	(2)	(1,059)	—
Capital reduction of subsidiaries	(5)	(182)	(86)
Increase in short-term borrowings	751,157	634,896	615,781
Increase in long-term borrowings	238,335	201,562	88,500
Cash contribution from non-controlling interests	613	2,640	2,211

NET CASH FLOWS USED FOR FINANCING ACTIVITIES	(99,400)	(27,276)	(125,703)

TRANSLATION OF FOREIGN CURRENCY	(4,967)	1,069	2,513

Increase/(decrease) in cash and cash equivalents	32,222	455	(37,746)
Cash and cash equivalents at beginning of the year	86,409	85,954	123,700

Cash and cash equivalents at end of the year	118,631	86,409	85,954

The accompanying notes are an integral part of these financial statements.

Note:	The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, the comparative information is not restated in this respect (see Note 3(ac)).

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2020, 2019 and 2018

(Amounts in millions)

	Attributable to owners of the Company				Non- controlling Interests	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2018	183,021	710,973	298,578	1,192,572	185,416	1,377,988
Profit for the year ended December 31, 2018	—	53,036	—	53,036	20,944	73,980
Other comprehensive income for the year ended December 31, 2018	—	—	(4,964)	(4,964)	2,316	(2,648)
Special reserve-safety fund reserve	—	—	465	465	143	608
Transfer to reserves	—	(5,476)	5,476	—	—	—
Dividends	—	(27,369)	—	(27,369)	(15,423)	(42,792)
Transaction with non-controlling interests in subsidiaries	—	—	13	13	(24)	(11)
Capital contribution from non-controlling interests	—	—	—	—	2,300	2,300
Disposal of subsidiaries	—	—	—	—	(879)	(879)
Other	—	(1)	31	30	315	345

Balance at December 31, 2018	183,021	731,163	299,599	1,213,783	195,108	1,408,891

Balance at January 1, 2019Note	183,021	731,163	299,599	1,213,783	195,108	1,408,891
Profit for the year ended December 31, 2019	—	45,682	—	45,682	21,333	67,015
Other comprehensive income for the year ended December 31, 2019	—	—	4,641	4,641	4,289	8,930
Special reserve-safety fund reserve	—	—	(1,388)	(1,388)	70	(1,318)
Transfer to reserves	—	(3,037)	3,037	—	—	—
Dividends	—	(30,684)	—	(30,684)	(14,279)	(44,963)
Transaction with non-controlling interests in subsidiaries	—	—	(2,007)	(2,007)	938	(1,069)
Capital contribution from non-controlling interests	—	—	120	120	6,647	6,767
Disposal of subsidiaries	—	—	—	—	(50)	(50)
Other	—	—	9	9	93	102

Balance at December 31, 2019	183,021	743,124	304,011	1,230,156	214,149	1,444,305

Balance at January 1, 2020	183,021	743,124	304,011	1,230,156	214,149	1,444,305

Profit for the year ended December 31, 2020	—	19,006	—	19,006	14,479	33,485
Other comprehensive income for the year ended December 31, 2020	—	—	(4,372)	(4,372)	(6,758)	(11,130)
Special reserve-safety fund reserve	—	—	(1,633)	(1,633)	128	(1,505)
Transfer to reserves	—	(6,275)	6,275	—	—	—
Dividends	—	(28,078)	—	(28,078)	(14,827)	(42,905)
Transaction with non-controlling interests in subsidiaries	—	—	—	—	(2)	(2)
Capital contribution from non-controlling interests	—	—	2	2	823	825
Pipeline restructuring	—	—	—	—	(57,425)	(57,425)
Acquisition of subsidiaries	—	—	1	1	1,186	1,187
Disposal of subsidiaries	—	—	—	—	(489)	(489)
Other	—	178	(102)	76	199	275

Balance at December 31, 2020	183,021	727,955	304,182	1,215,158	151,463	1,366,621

The accompanying notes are an integral part of these financial statements.

Note:	The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, the comparative information is not restated in this respect (see Note 3(ac)).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in millions, except for the per share data and otherwise stated)

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by 中国石油天然气集团公司 (China National Petroleum Corporation (“CNPC”)) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. 中国石油天然气集团公司 was renamed 中国石油天然气集团有限公司 (CNPC before and after the change of name) on December 19, 2017. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

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

A subsidiary is consolidated from the date on which control is transferred to the Group and is no longer consolidated from the date that control ceases. The Group accounts for business combinations (except for business combination under common control) using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

identifiable assets. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Contingent liabilities assumed in a business combination are recognized in the acquisition accounting if they are present obligations and their fair value can be measured reliably. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interests in the acquiree either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s net assets.

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

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

of an impairment of the asset transferred. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss and is tested for impairment as part of the overall balance. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the fair value of net identifiable assets of the acquired associate at the date of acquisition. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group. The gain or loss resulting from a downstream transaction involving assets that constitute a business, as defined in IFRS 3, between the Group and its associate or joint veture is recognized in full in the consolidated financial statement.

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

(f) Discontinued operation

A discontinued operation is a component of the Group’s business, the operation and cash flows of which can be clearly distinguished from the rest of the Group and which:

•	represents a separate major line of business of geographic area of operations;

•	is part of a single co-ordinated plan to dispose of a separate major line of business or geographic area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale.

When an operation is classified as a discontinued operation, the comprehensive statement of profit or loss and other comprehensive income (“OCI”) is re-presented as if the operation had been discontinued from the start of the comparative year.

(g) Property, plant and equipment

Property, plant and equipment, including oil and gas properties (Note 3(h)), are initially recorded in the consolidated statement of financial position at cost if it is probable that they will generate future economic benefits. Cost represents the purchase price of the asset and other costs incurred to bring the asset into intended use. Subsequent to their initial recognition, property, plant and equipment are carried at cost less accumulated depreciation, depletion and amortization (including any impairment).

Depreciation, to write off the cost of each asset, other than oil and gas properties (Note 3(h)), to their residual values over their estimated useful lives is calculated using the straight-line method.

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

Property, plant and equipment, including oil and gas properties (Note 3(h)) and right-of-use assets (Note 3(m)), are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of a cash-generating unit exceeds the higher of its fair value less costs to sell and its value in use. Value in use is the estimated net present value of future cash flows to be derived from the cash-generating unit.

Gains and losses on disposals of property, plant and equipment are determined by reference to their carrying amounts and are recorded in profit or loss.

Interest and other costs on borrowings to finance the construction of property, plant and equipment, including oil and gas properties (Note 3(h)), are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Costs for repairs and maintenance activities are expensed as incurred except for costs of components that result in improvements or betterments which are capitalized as part of property, plant and equipment and depreciated over their useful lives.

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

Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil and gas properties and are subject to impairment review (Note 3(g)). For exploratory wells that are found to have economically viable reserves in areas where major capital expenditure will be required before production can commence, the related well costs remain capitalized only if additional drilling is underway or firmly planned. Otherwise the related well costs are expensed as dry holes. The Group does not have any significant costs of unproved properties capitalized in oil and gas properties.

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

(i) Intangible assets and goodwill

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

(j) Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets, investment property or biological assets, which continue to be measured in accordance with the Group’s other accounting policies. Impairment losses on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognized in profit or loss.

Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortized or depreciated, and any equity-accounted investee is no longer equity accounted.

(k) Financial instruments

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

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

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

(l) Impairment for financial assets

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

(m) Leases

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

(n) Inventories

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

(o) Contract costs

Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfil a contract with a customer which are not capitalized as inventory (Note 3(n)), property, plant and equipment (Note 3(g)), oil and gas properties (Note 3(h)) or intangible assets (Note 3(i)).

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

(p) Contract assets and contract liabilities

A contract asset is recognized when the Group recognizes revenue before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets are assessed for ECLs in accordance with the policy set out in Note 3(l) and are reclassified to receivables when the right to the consideration has become unconditional (Note 3(q)).

A contract liability is recognized when the customer pays consideration before the Group recognizes the related revenue. A contract liability would also be recognized if the Group has an unconditional right to receive consideration before the Group recognizes the related revenue. In such cases, a corresponding receivable would also be recognized (Note 3(q)).

When the contract includes a significant financing component, the contract balance includes interest accrued under the effective interest method (Note 3(v)).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(q) Accounts receivable

Accounts receivable are recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due (Note 3(p)).

Receivables are stated at amortized cost using the effective interest method less allowance for credit losses (Note 3(l)).

(r) Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits held with banks and highly liquid investments with original maturities of three months or less from the time of purchase.

(s) Accounts payable

Accounts payable are recognized initially at fair value and subsequently measured at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(t) Borrowings

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

(u) Share capital

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12 “Income Taxes”.

(v) Interest income and interest expense

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

(w) Taxation

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

(x) Revenue recognition

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

(y) Provisions

Provisions are recognized when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligations, and reliable estimates of the amounts can be made.

Provision for future decommissioning and restoration is recognized in full on the installation of oil and gas properties. The amount recognized is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than due to passage of time which is regarded as interest expense, is reflected as an adjustment to the provision and oil and gas properties. Due to technological progress, legal requirements or changes in the market environment, changes in the provisions caused by changes in the amount of expenditure, estimated time of retirement obligations, discount rate, etc., may occur in fulfilling the retirement obligation. For an increase in provisions, the cost of oil and gas properties will be increased accordingly; for a decrease in provisions, the cost of oil and gas properties will be deducted within the limit of the carrying amount of assets related to decommissioning expenses. If a decrease in the provision exceeds the carrying amount of the oil and gas properties recognized corresponding to the provision, the excess shall be recognized immediately in profit or loss.

Provision for onerous contracts is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.

(z) Research and development

Research expenditure incurred is recognized as an expense. Costs incurred on development projects are recognized as intangible assets to the extent that such expenditure is expected to generate future economic benefits.

(aa) Retirement benefit plans

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

(ab) Related parties

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

(ac) Changes in significant accounting policies

(i) New and amended standards adopted by the Group in 2020

The Group has initially adopted Definition of a Business (Amendments to IFRS 3) and early adopted Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) from 1 January 2020. The details of accounting policies are set out in Note 3(a) and 3(b). A number of other new standards are also effective from 1 January 2020 but they do not have a material effect on the Group’s financial statements.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(ii) New and amended standards adopted by the Group in 2019

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

(a) Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under IFRIC 4. The Group now assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 3(m).

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

(iii) New and amended standards adopted by the Group in 2018

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

The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The aging analysis of accounts receivable (net of impairment of accounts receivable) is presented in Note 21. The Group measures loss allowance for accounts receivable at an amount equal to lifetime ECLs. The ECLs were calculated based on historical actual credit loss experience. The rates were considered the differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables. The Group performed the calculation of ECL rates by the operating segment and geography.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The following table provides information about the exposure to credit risk and ECLs for accounts receivable as at December 31, 2020 and 2019.

	Gross carrying amount	Impairment provision on individual basis	Impairment provision on provision matrix basis		Loss allowance
			Weighted- average loss rate	Impairment provision
December 31, 2020	RMB	RMB	%	RMB	RMB
Current (not past due)	46,849	—	0.1%	34	34
Within 1 year past due	5,326	154	0.4%	19	173
1 to 2 years past due	386	65	6.9%	22	87
2 to 3 years past due	50	11	25.6%	10	21
Over 3 years past due	854	342	94.3%	483	825

Total	53,465	572		568	1,140

	Gross carrying amount	Impairment provision on individual basis	Impairment provision on provision matrix basis		Loss allowance
			Weighted- average loss rate	Impairment provision
December 31, 2019	RMB	RMB	%	RMB	RMB
Current (not past due)	58,382	3	0.1%	30	33
Within 1 year past due	5,534	11	0.4%	24	35
1 to 2 years past due	127	24	10.7%	11	35
2 to 3 years past due	411	48	45.5%	165	213
Over 3 years past due	2,161	1,719	89.6%	396	2,115

Total	66,615	1,805		626	2,431

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

Analysis of the Group’s borrowings and lease liabilities based on the remaining period at the date of the statement of financial position to the contractual maturity dates is presented in Note 28 and Note 42.

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

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings / (interest-bearing borrowings + total equity), interest-bearing borrowings include short-term and long-term borrowings. The gearing ratio at December 31, 2020 is 21.3% (December 31, 2019: 24.4%).

4.3 Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2020 and 2019 are disclosed in the respective accounting policies.

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(b) Estimation of impairment of property, plant and equipment

Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgments such as the future price of crude oil, natural gas, refined and chemical products, the operation costs, the product mix, production volumes, production profile and the oil and gas reserves. The impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favorable changes to some assumptions, may allow the Group to avoid the need to impair any assets or make it necessary to reverse an impairment loss recognized in prior periods, whereas unfavorable changes may cause the assets to become impaired. For example, when the assumed future price and production profile of crude oil used for the expected future cash flows are different from the actual price and production profile of crude respectively experienced in future, the Group may either over or under recognize the impairment losses for certain assets.

(c) Estimation of asset retirement obligations

Provision is recognized for the future decommissioning and restoration of oil and gas properties. The amount of the provision recognized is the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the management plan for the decommissioning of oil and gas properties, the estimation of the economic lives of oil and gas properties and estimates of discount rates. The estimations and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future period. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

According to changes in the internal and external environment, accounting standards and company asset retirement expense measures and other relevant regulations, oil and gas field companies recalculate their asset retirement obligations of oil and gas properties based on the latest parameters, to more objectively reflect the actual situation of the Company’s asset retirement obligation of oil and gas properties.

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

Revenue represents revenues from the sale of crude oil, natural gas, refined products and chemical products and from the transmission of crude oil, refined products and natural gas. The revenue information for the year ended December 31, 2020, 2019 and 2018 are as follows:

2020 Type of contract	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Type of goods and services
Crude oil	333,557	—	447,384	—	—	780,941
Natural gas	118,388	—	173,696	294,297	—	586,381
Refined products	—	616,063	822,192	—	—	1,438,255
Chemical products	—	150,296	30,344	—	—	180,640
Pipeline transportation business	—	—	—	52,273	—	52,273
Non-oil sales in gas stations	—	—	22,360	—	—	22,360
Others	78,631	8,254	1,300	23,800	3,515	115,500
Elimination	(437,670)	(492,667)	(276,503)	(35,437)	(1,320)	(1,243,597)

Revenue from contracts with customers	92,906	281,946	1,220,773	334,933	2,195	1,932,753

Other revenue						1,083

Total						1,933,836

Geographical Region
Mainland China	27,028	281,946	554,620	334,933	2,195	1,200,722
Others	65,878	—	666,153	—	—	732,031

Revenue from contracts with customers	92,906	281,946	1,220,773	334,933	2,195	1,932,753

Other revenue						1,083

Total						1,933,836

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

2019 Type of contract	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Type of goods and services
Crude oil	476,974	—	623,757	—	—	1,100,731
Natural gas	110,837	—	238,999	291,641	—	641,477
Refined products	—	834,879	1,161,054	—	—	1,995,933
Chemical products	—	156,938	28,348	—	—	185,286
Pipeline transportation business	—	—	—	70,568	—	70,568
Non-oil sales in gas stations	—	—	21,146	—	—	21,146
Others	88,284	8,036	1,513	28,341	3,684	129,858
Elimination	(552,672)	(702,207)	(332,164)	(40,652)	(1,644)	(1,629,339)

Revenue from contracts with customers	123,423	297,646	1,742,653	349,898	2,040	2,515,660

Other revenue						1,150

Total						2,516,810

Geographical Region
Mainland China	41,596	297,646	784,379	349,898	2,040	1,475,559
Others	81,827	—	958,274	—	—	1,040,101

Revenue from contracts with customers	123,423	297,646	1,742,653	349,898	2,040	2,515,660

Other revenue						1,150

Total						2,516,810

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

2018 Type of Category	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Type of goods and services
Crude oil	477,512	—	445,567	—	—	923,079
Natural gas	104,927	—	222,387	256,810	—	584,124
Refined products	—	841,535	1,168,549	—	—	2,010,084
Chemical products	—	164,565	30,894	—	—	195,459
Pipeline transportation business	—	—	—	70,068	—	70,068
Non-oil sales in gas stations	—	—	22,274	—	—	22,274
Others	76,044	7,819	1,192	35,545	2,372	122,972
Elimination	(539,295)	(696,614)	(281,522)	(35,899)	(606)	(1,553,936)

Revenue from contracts with customers	119,188	317,305	1,609,341	326,524	1,766	2,374,124

Other revenue						810

Total						2,374,934

Geographical Region
Mainland China	30,711	317,305	850,130	326,524	1,766	1,526,436
Others	88,477	—	759,211	—	—	847,688

Revenue from contracts with customers	119,188	317,305	1,609,341	326,524	1,766	2,374,124

Other revenue						810

Total						2,374,934

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

7	PROFIT BEFORE INCOME TAX EXPENSE

	2020	2019	2018
	RMB	RMB	RMB
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from equity investments measured at fair value through other comprehensive income	25	22	52
Reversal of provision for impairment of receivables	95	1,630	1,370
Reversal of write down in inventories	186	201	77
Government grants(i)	11,236	12,281	11,775
Gain on disposal of investment in subsidiaries	1,242	49	45
Gain on Pipeline restructuring (Note 41)	46,946	—	—

Charged
Amortization of intangible and other assets	5,944	4,992	4,897
Depreciation and impairment losses:
Owned property, plant and equipment	194,015	205,297	222,195
Right-of-use assets(ii)	13,916	14,973	—
Auditors’ remuneration(iii)	49	53	53
Cost of inventories recognized as expense	1,527,271	1,981,628	1,820,838
Provision for impairment of receivables	438	263	1,385
Loss on disposal of property, plant and equipment	5,398	9,809	16,761
Total minimum lease payments for leases previously classified as operating lease under IAS 17(ii)	—	—	20,196
Variable lease payments, low-value and short-term lease payment not included in the measurement of lease liabilities	3,362	3,514	—
Research and development expenses	15,746	15,666	14,093
Write down in inventories	8,337	1,461	4,307

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

(ii)

The Group has initially applied IFRS 16 under the modified retrospective approach and adjusted the opening balances at January 1, 2019 to recognize right-of-use assets relating to leases which were previously classified as operating leases under IAS 17. The depreciated carrying amount of the finance lease assets which were previously included in property, plant and equipment is also identified as a right-of-use asset. After initial recognition of right-of-use assets at January 1, 2019, the Group as a lessee is required to recognize the depreciation of right-of-use assets, instead of the previous policy of recognizing rental expenses incurred under operating leases on a straight-line basis over the lease term. Under this approach, the comparative information is not restated.

(iii)

The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB 62 (2019: RMB 60, 2018: RMB 52) paid by subsidiaries to the Company’s current auditor and its network firms which primarily relates to audit, tax compliance and other advisory services.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

8	EMPLOYEE COMPENSATION COSTS

	2020	2019	2018
	RMB	RMB	RMB
Wages, salaries and allowances	98,832	101,815	95,761
Social security costs	48,772	52,503	48,630

	147,604	154,318	144,391

Social security costs mainly represent contributions to plans for staff welfare organized by the PRC municipal and provincial governments and others including contributions to the retirement benefit plans (Note 33).

9	TAXES OTHER THAN INCOME TAXES

	2020	2019	2018
	RMB	RMB	RMB
Consumption tax	145,525	164,973	152,494
Resource tax	18,468	24,388	24,339
Crude oil special gain levy	178	771	4,750
Other	31,679	38,304	39,094

	195,850	228,436	220,677

10	INTEREST EXPENSE

	2020	2019	2018
	RMB	RMB	RMB
Interest on:
Bank loans	1,677	3,094	2,134
Other loans	14,342	15,476	16,313
Lease liabilities	6,297	7,476	—
Accretion expense (Note 32)	5,107	5,525	5,678
Less: Amounts capitalized	(895)	(1,162)	(1,407)

	26,528	30,409	22,718

Amounts capitalized are borrowing costs that are attributable to the construction of qualifying assets. The average interest rate used to capitalize such general borrowing cost was 4.23% per annum for the year ended December 31, 2020 (2019: 4.28% per annum, 2018: 4.28% per annum).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

11	EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of directors and supervisors for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020				2019	2018
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Chairmen:
Mr. Dai Houliang(i)	—	—	—	—	—	—
Mr. Wang Yilin(i)	—	—	—	—	—	—

Vice chairmen:
Mr Li Fanrong(i)	—	—	—	—	—	—
Mr. Zhang Wei(ii)	—	—	—	—	—	—
Mr. Zhang Jianhua(iii)	—	—	—	—	—	633
Mr. Wang Dongjin(iv)	—	—	—	—	—	409

Executive directors:
Mr Duan Liangwei(v)	—	609	126	735	—	—
Mr. Hou Qijun(vi)	—	—	—	—	983	888

	—	609	126	735	983	1,930

Non-executive directors:
Mr. Yu Baocai (vii)	—	—	—	—	—	—
Mr. Liu Yuezhen	—	—	—	—	—	—
Mr. Liu Hongbin(viii)	—	—	—	—	—	—
Mr. Jiao Fangzheng(ix)	—	—	—	—	—	—
Mr. Huang Yongzhang(x)	—	—	—	—	—	—
Mr. Qin Weizhong(xi)	—	—	—	—	—	—
Mr. Lin Boqiang(xii)	388	—	—	388	386	365
Mr. Zhang Biyi(xii)	398	—	—	398	386	399
Ms. Elsie Leung Oi-sie	331	—	—	331	319	334
Mr. Tokuchi Tatsuhito	331	—	—	331	351	334
Mr. Simon Henry	320	—	—	320	340	340
Mr Cai Jinyong(xii)	—	—	—	—	—	—
Mr Jiang Xiaoming(xii)	—	—	—	—	—	—

	1,768	—	—	1,768	1,782	1,772

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

	2020				2019	2018
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Supervisors:
Mr. Lv Bo(xiii)	—	—	—	—	—	—
Mr. Xu Wenrong(xiii)	—	—	—	—	—	—
Mr. Zhang Fengshan	—	—	—	—	—	—
Mr. Jiang Lifu	—	—	—	—	—	—
Mr. Lu Yaozhong	—	—	—	—	—	—
Mr. Wang Liang	—	—	—	—	—	—
Mr. Fu Suotang	—	1,281	86	1,367	1,155	967
Mr. Li Jiamin	—	911	95	1,006	978	850
Mr. Liu Xianhua	—	900	111	1,011	845	743
Mr. Li Wendong	—	1,094	99	1,193	1,067	960

	—	4,186	391	4,577	4,045	3,520

	1,768	4,795	517	7,080	6,810	7,222

(i)	Mr. Wang Yilin ceased being the chairman from January 19, 2020. Mr. Dai Houliang was elected as the chairman and Mr Li Fanrong was elected as the vice chariman from March 25, 2020.
(ii)	Mr. Zhang Wei was elected as the non-executive director and vice chairman from June 13, 2019 and ceased being the non-executive director and vice chairman from December 9, 2019.
(iii)	Mr. Zhang Jianhua was appointed as executive director and president from June 5, 2018 and ceased being the executive director and president from November 14, 2018.
(iv)	Mr. Wang Dongjin ceased being the executive director and president from April 2, 2018.
(v)	Mr. Duan liangwei was appointed as the president and executive director from March 9, 2020.
(vi)	Mr. Hou Qijun was appointed as the president from March 21, 2019 and ceased being the executive director and president from December 9, 2019.
(vii)	Mr. Yu Baocai ceased being the non-executive director from June 7, 2018.
(viii)	Mr. Liu Hongbin ceased being the non-executive director from December 3, 2019.
(ix)	Mr. Jiao Fangzheng was elected as the non-executive director from June 13, 2019
(x)	Mr. Huang Yongzhang was elected as the non-executive director from September 28, 2020
(xi)	Mr. Qin Weizhong ceased being the non-executive director from April 15, 2019.
(xii)

Mr. Cai Jinyong and Mr Jiang Xiaoming was elected as independent non-executive director from June 11, 2020, and began to perform their duties.The remuneration has not been paid at the end of December 31, 2020. Mr Zhang Biyi and Mr Lin Boqiang ceased being the independent non-executive director from December 31, 2020.

(xiii)

Mr. Xu Wenrong ceased being the Chairman of Supervisory Committee and supervisor and Mr Lv Bo ceased being the non-executive director from October 20, 2020. Mr Lv Bo was elected as the Chairman of Supervisory Committee and supervisor from November 5, 2020.

(xiv)	The emoluments above are all pre-tax amounts.

None of the directors and supervisors has waived their remuneration during the year ended December 31, 2020. (2019: None of the directors and supervisors has waived their remuneration. 2018: None of the directors and supervisors has waived their remuneration)

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The five highest paid individuals in the Company for the year ended December 31, 2020 include one supervisor whose emolument are reflected in the analysis shown above and the note; and four senior managements whose allowances and other benefits was RMB 1.550, RMB 1.310, RMB 1.292 and RMB 1.270, respectively, and whose contribution to retirement benefit scheme was RMB 0.116, RMB 0.116, RMB 0.116 and RMB 0.116, respectively.

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

During 2020, 2019 and 2018, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

12	INCOME TAX EXPENSE

	2020	2019	2018
	RMB	RMB	RMB
Current taxes	14,922	32,714	34,983
Deferred taxes (Note 31)	7,666	3,485	7,807

	22,588	36,199	42,790

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. In accordance with the Circular jointly issued by the Ministry Of Finance (“MOF”), the General Administration of Customs of the PRC and the SAT on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No.58), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2020. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%. On April 23, 2020, the MOF, the State Administration of Taxation (“SAT”) and National Development and Reform Commission (“NDRC”) issued the Notice on Continuing the Income Tax Policy for Western Development (Notice No.23 of 2020 of the MOF, the SAT, the NDRC), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2021 to December 31, 2030.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2020	2019	2018
	RMB	RMB	RMB
Profit before income tax expense	56,073	103,214	116,770

Tax calculated at a tax rate of 25%	14,018	25,804	29,193
Tax return true-up	256	691	554
Effect of income taxes from international operations different from taxes at the PRC statutory tax rate	1,522	6,112	4,414
Effect of preferential tax rate	(1,312)	(5,529)	(3,855)
Tax effect of income not subject to tax	(3,612)	(3,767)	(3,278)
Tax effect of expenses not deductible for tax purposes	5,455	4,479	8,278
Tax effect of temporary differences and losses unrecognized as deferred tax assets	6,261	8,409	7,484

Income tax expense	22,588	36,199	42,790

13	BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the years ended December 31, 2020, 2019 and 2018 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

14	DIVIDENDS

	2020	2019	2018
	RMB	RMB	RMB
Interim dividends attributable to owners of the Company for 2020 (a)	16,000	—	—
Proposed final dividends attributable to owners of the Company for 2020 (b)	16,000	—	—
Interim dividends attributable to owners of the Company for 2019 (c)	—	14,212	—
Final dividends attributable to owners of the Company for 2019 (d)	—	12,081	—
Interim dividends attributable to owners of the Company for 2018 (e)	—	—	16,252
Final dividends attributable to owners of the Company for 2018 (f)	—	—	16,472

	32,000	26,293	32,724

(a)

Interim dividends attributable to owners of the Company in respect of 2020 of RMB 0.08742 yuan per share amounting to a total of RMB 16,000. The dividends were paid on September 22, 2020 (A shares) and November 13, 2020 (H shares).

(b)

At the 8th meeting of the 8th Board, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2020 of RMB 0.08742 yuan per share amounting to a total of RMB 16,000. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings for the year ended December 31, 2020 when approved at the forthcoming Annual General Meeting.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(c)

Interim dividends attributable to owners of the Company in respect of 2019 of RMB 0.07765 yuan per share amounting to a total of RMB 14,212. The dividends were paid on September 24, 2019 (A shares) and November 1, 2019 (H shares).

(d)

Final dividends attributable to owners of the Company in respect of 2019 of RMB 0.06601 yuan per share amounting to a total of RMB 12,081 and were paid on June 30, 2020 (A shares) and July 31, 2020 (H shares).

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

15	PROPERTY, PLANT AND EQUIPMENT

Year Ended December 31, 2020	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	252,174	2,261,203	1,153,616	27,148	36,155	255,302	3,985,598
Additions	3,620	1,044	8,425	1,419	776	188,591	203,875
Transfers	16,827	152,389	23,618	—	12,169	(205,003)	—
Disposals or write offs	(22,910)	(39,497)	(438,169)	(5,661)	(3,340)	(8,934)	(518,511)
Currency translation differences	(763)	(19,214)	(1,086)	(49)	(746)	(1,074)	(22,932)

At end of the year	248,948	2,355,925	746,404	22,857	45,014	228,882	3,648,030

Accumulated depreciation and impairment
At beginning of the year	(107,943)	(1,429,389)	(615,770)	(19,947)	(23,092)	(6,233)	(2,202,374)
Charge for the year and others	(11,005)	(136,433)	(45,912)	(1,260)	(10,573)	—	(205,183)
Impairment charge	(214)	(13,908)	(113)	—	(837)	(295)	(15,367)
Disposals or write offs or transfers	7,948	24,234	173,196	3,739	2,031	1,012	212,160
Currency translation differences	315	13,459	490	37	534	(10)	14,825

At end of the year	(110,899)	(1,542,037)	(488,109)	(17,431)	(31,937)	(5,526)	(2,195,939)

Net book value
At end of the year	138,049	813,888	258,295	5,426	13,077	223,356	1,452,091

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Year Ended December 31, 2019	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	237,038	2,113,366	1,102,423	27,911	34,080	226,623	3,741,441
Additions	1,330	5,990	6,111	1,325	752	283,170	298,678
Transfers	21,265	174,749	52,449	—	1,234	(249,697)	—
Disposals or write offs	(7,605)	(40,253)	(7,528)	(2,096)	(549)	(8,900)	(66,931)
Currency translation differences	146	7,351	161	8	638	4,106	12,410

At end of the year	252,174	2,261,203	1,153,616	27,148	36,155	255,302	3,985,598

Accumulated depreciation and impairment
At beginning of the year	(100,767)	(1,312,907)	(570,120)	(20,276)	(21,714)	(6,269)	(2,032,053)
Charge for the year and others	(11,402)	(128,859)	(50,360)	(1,386)	(1,365)	—	(193,372)
Impairment charge	(237)	(11,562)	(1,159)	(4)	(38)	(419)	(13,419)
Disposals or write offs or transfers	4,532	28,241	5,945	1,724	436	491	41,369
Currency translation differences	(69)	(4,302)	(76)	(5)	(411)	(36)	(4,899)

At end of the year	(107,943)	(1,429,389)	(615,770)	(19,947)	(23,092)	(6,233)	(2,202,374)

Net book value
At end of the year	144,231	831,814	537,846	7,201	13,063	249,069	1,783,224

The Group’s exploration and production segment determines whether there are any indications of impairment for the oil blocks according to the Group’s guidance of identification of impairment indications for oil and gas properties, performs the impairment tests on those oil blocks with indications of impairment, and reports the results to the Group’s internal professional team (including operation and finance team) for further overall assessment and evaluation. The final results of the impairment tests have been submitted to the Group’s management for review and approval. The Group recorded impairment losses amounting to RMB 13,908 related to oil and gas properties under the exploration and production segment for the year ended December 31, 2020 (2019: RMB 11,562 related to oil and gas properties under the exploration and production segment, 2018: RMB 19,856 and RMB 2,904 related to oil and gas properties and construction in progress respectively under the exploration and production segment) due to the decline of oil and gas reserves, the higher production costs and significant drop in the economic benefits of certain oil blocks at the late stage of production. The carrying amount of those impaired oil and gas properties was written down to their respective recoverable amounts, which were determined based on the present values of the expected future cash flows of the assets. The Group referred to the weighted average cost of capital of the oil and gas industry when determining discount rate, and made relevant adjustments according to specific risks in different countries or regions. In 2020, the after-tax discount rates adopted by most oil fields or blocks of the Group ranged 5.9% to 12% (2019: 6.4% to 15.4%, 2018: 7.3% to 11.5%).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2020, 2019 and 2018.

	2020	2019	2018
	RMB	RMB	RMB
At beginning of the year	36,101	26,905	22,843
Additions to capitalized exploratory well costs pending the determination of proved reserves	30,104	35,098	28,045
Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(18,464)	(17,002)	(15,404)
Capitalized exploratory well costs charged to expense	(8,934)	(8,900)	(8,579)

At end of the year	38,807	36,101	26,905

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed.

	December 31, 2020	December 31, 2019
	RMB	RMB
One year or less	23,428	23,924
Over one year	15,379	12,177

Balance at December 31	38,807	36,101

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

The summarized financial information of the Group’s principal associates and joint ventures, including the aggregated amounts of assets, liabilities, revenue, profit or loss and the interest held by the Group were as follows:

Name	Country of Incorporation	Registered Capital	Principal Activities	Interest Held
				Direct %	Indirect %
China Oil & Gas Piping Network Corporation (“PipeChina”)	PRC	500,000	Pipeline transport, storage service, import of equipment, import and export of techniques, science and technology research, research and application of informatization, technology consulting, technology service, technology transfer, promotion of technology	29.90	—
China Petroleum Finance Co., Ltd.	PRC	8,331	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business	32.00	—
CNPC Captive Insurance Co., Ltd.	PRC	5,000	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business	49.00	—
China Marine Bunker (PetroChina) Co., Ltd.	PRC	1,000	Oil import and export trade and transportation, sale and storage	—	50.00
Mangistau Investment B.V.	Netherlands	USD 131 million	Engages in investing activities, the principle activities of its main subsidiaries are exploration, development and sale of oil and gas.	—	50.00
Trans-Asia Gas Pipeline Co., Ltd.	PRC	5,000	Main contractor, investment holding, investment management, investment consulting, enterprise management advisory, technology development, promotion and technology consulting	—	50.00

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Dividends received or receivable from associates and joint ventures were RMB 4,517 in 2020 (2019: RMB 4,432, 2018: RMB 6,558).

In 2020, investments in associates and joint ventures of RMB 1,687 (2019: RMB 119, 2018: RMB 207) were disposed of, resulting in a loss of RMB 5 (2019: a gain of RMB 238, 2018: a gain of RMB 7).

In 2020, the share of profit and other comprehensive income in all individually immaterial associates and joint ventures accounted for using equity method in aggregate was loss of RMB 2,468 (2019: profit of RMB 2,207, 2018: profit of RMB 8,996) and profit of RMB 3,631 (2019: profit of RMB 2,098, 2018: profit of RMB 480), respectively.

Interest in Associates

Summarized financial information in respect of the Group’s principal associates and reconciliation to carrying amount is as follow:

	PipeChina (Note 41)	China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	29.90	32.00	32.00	49.00	49.00
Current assets	74,012	313,741	261,520	11,267	10,823
Non-current assets	655,982	177,344	228,933	2,956	2,618
Current liabilities	55,562	404,201	403,052	4,752	4,752

Non-current liabilities	104,150	12,617	17,234	2,776	2,232

Net assets	570,282	74,267	70,167	6,695	6,457
Group’s share of net assets	151,135	23,765	22,453	3,281	3,164
Goodwill	—	349	349	—	—

Carrying amount of interest in associates	151,135	24,114	22,802	3,281	3,164

Summarized statement of comprehensive income and dividends received by the Group are as follow:

	PipeChina (Note 41)	China Petroleum Finance Co., Ltd.			CNPC Captive Insurance Co., Ltd.
	From Oct 01, 2020 to Dec 31, 2020	2020	2019	2018	2020	2019	2018
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	22,766	7,954	9,672	8,520	735	712	706
Profit for the year	6,444	7,819	7,810	7,554	389	349	315
Other comprehensive income	—	(1,603)	1,356	651	—	(1)	—

Total comprehensive income	6,444	6,216	9,166	8,205	389	348	315

Group’s share of total comprehensive income	1,532	1,989	2,933	2,626	191	170	154

Dividends received by the Group	—	677	1,268	983	74	62	63

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Interest in Joint Ventures

Summarized statement of financial position as included in their own financial statements, adjusted for fair value adjustments and differences in accounting policies in respect of the Group’s principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Mangistau Investment B.V.		Trans-Asia Gas Pipeline Co., Ltd.
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	50.00	50.00	50.00	50.00
Non-current assets	1,685	1,750	10,586	11,980	39,809	43,258
Current assets	7,319	8,666	830	1,211	2,886	2,680
Including: cash and cash equivalents	1,343	1,206	74	292	739	73
Non-current liabilities	158	152	3,008	3,062	2,330	2,355
Including: Non-current financial liabilities	1	5	848	907	2,330	2,100
Current liabilities	5,927	7,349	575	567	235	445
Including: Current financial liabilities excluding trade and other payables	3,267	3,599	—	—	—	—

Net assets	2,919	2,915	7,833	9,562	40,130	43,138

Net assets attributable to owners of the Company	2,672	2,672	7,833	9,562	40,130	43,138
Group’s share of net assets	1,336	1,336	3,917	4,781	20,065	21,569

Carrying amount of interest in joint ventures	1,336	1,336	3,917	4,781	20,065	21,569

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Summarized statement of comprehensive income as included in their own financial statements, adjusted for fair value adjustments and differences in accounting policies and dividends received by the Group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.			Mangistau Investment B.V.			Trans-Asia Gas Pipeline Co., Ltd.
	2020	2019	2018	2020	2019	2018	2020	2019	2018
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	36,695	42,116	43,924	8,152	15,104	16,085	18	23	14
Depreciation, depletion and amortization	(195)	(81)	(90)	(1,048)	(883)	(807)	(38)	(37)	(4)
Interest income	16	23	18	4	2	5	42	51	59
Interest expense	(60)	(88)	(96)	(160)	(158)	(154)	(58)	(57)	(46)
Income tax expense	(57)	(92)	(37)	(293)	(925)	(1,077)	1	—	10
Net profit	185	142	126	362	2,818	3,324	3,060	4,070	1,931
Total comprehensive income	140	169	151	(650)	2,978	3,020	(3,007)	7,940	2,505

Group’s share of total comprehensive income	46	85	76	(325)	1,489	1,510	(1,504)	3,970	1,253

Dividends received by the Group	—	—	8	539	1,115	1,650	—	175	—

17	EQUITY INVESTMENTS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31, 2020	December 31, 2019
	RMB	RMB
China Pacific Insurance (Group) Co.,Ltd.	188	185
Chengdu Huaqi Houpu Holding Co.,Ltd.	228	191
Other items	486	546

	902	922

The above equity investments are planned to be held for a long term by the Group for strategic purpose, the Group designates them as equity investments at fair value through other comprehensive income.

Dividends amounting to RMB 25 were received on these investments during the year ended December 31, 2020 (2019: RMB 22, 2018: RMB 52).

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

PetroChina International Company Limited	PRC	18,096	Limited liability company	100.00	100.00	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC

PetroChina Sichuan Petrochemical Company Limited	PRC	10,000	Limited liability company	90.00	90.00	Production and sale of oil refining, petrochemical and chemical products

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

Summarized financial information in respect of the Group’s principal subsidiaries with significant non-controlling interests is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Sichuan Petrochemical Company Limited
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	90.00	90.00
Current assets	16,046	20,604	4,278	3,600
Non-current assets	182,392	186,792	26,371	25,904
Current liabilities	21,820	18,911	5,382	4,444
Non-current liabilities	22,566	25,326	486	615

Net assets	154,052	163,159	24,781	24,445

Summarized statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited			PetroChina Sichuan Petrochemical Company Limited
	2020	2019	2018	2020	2019	2018
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	33,312	47,096	45,618	35,319	49,858	39,887
Profit from continuing operations	6,006	14,126	15,563	520	544	735
Total comprehensive income	(6,972)	17,879	17,577	520	544	735
Profit attributable to non-controlling interests	3,311	8,274	8,844	52	54	74
Dividends paid to non-controlling interests	1,498	1,923	2,038	12	19	—

Summarized statement of cash flows is as follows:

	CNPC Exploration and Development Company Limited			PetroChina Sichuan Petrochemical Company Limited
	2020	2019	2018	2020	2019	2018
	RMB	RMB	RMB	RMB	RMB	RMB
Net cash inflow from operating activities	5,681	17,780	22,467	5,119	3,413	2,236
Net cash (outflow) / inflow from investing activities	(16,187)	(17,306)	(33,466)	(380)	537	178
Net cash (outflow) / inflow from financing activities	7,410	(1,118)	7,865	(3,186)	(4,035)	(2,332)
Effect of foreign exchange rate changes on cash and cash equivalents	(776)	220	(1,350)	—	—	—

Net (decrease) / increase in cash and cash equivalents	(3,872)	(424)	(4,484)	1,553	(85)	82
Cash and cash equivalents at the beginning of the year	13,074	13,498	17,982	8	93	11

Cash and cash equivalents at the end of the year	9,202	13,074	13,498	1,561	8	93

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

19	INTANGIBLE AND OTHER NON-CURRENT ASSETS

	December 31, 2020			December 31, 2019
	Cost	Accumulated amortization, including impairment losses	Net	Cost	Accumulated amortization, including impairment losses	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and technical know-how	7,846	(6,657)	1,189	7,782	(6,370)	1,412
Computer software	12,517	(9,528)	2,989	12,356	(9,116)	3,240
Goodwill(i)	8,161	(36)	8,125	46,555	(3,747)	42,808
Other	26,135	(9,797)	16,338	23,880	(8,949)	14,931

Intangible assets	54,659	(26,018)	28,641	90,573	(28,182)	62,391

Other assets			38,853			38,272

			67,494			100,663

(i)

The impairment of goodwill shall be tested in combination with its related asset groups. The recoverable amount of all cash-generating units has been determined based on value-in-use calculations. These calculations use post-tax cash flow projections based on financial budgets prepared by management. The post-tax discount rates reflect specific risks relating to the cash-generating unit.

For impairment test of the goodwill, the post-tax discount rates ranged 4.9% to 10.5% (2019: 6.5% to 10.5%, 2018: 9.1% to 11.0%) were used by the management, and no impairment loss was charged for the goodwill for the year ended December 31, 2020 (2019: nil, 2018: RMB 38). In September 2020, the Group sold its major oil and gas pipelines to PipeChina, thus losing control of PetroChina United Pipelines Co., Ltd. (Note 41). The related goodwill generated from the acquisition of CNPC pipeline United Co., Ltd. in 2015, with carrying amount of RMB 34,285 (including relevant impairment provision), was derecognized accordingly.

20	INVENTORIES

	December 31, 2020	December 31, 2019
	RMB	RMB
Crude oil and other raw materials	35,855	56,166
Work in progress	12,387	15,159
Finished goods	80,739	112,003
Spare parts and consumables	75	88

	129,056	183,416
Less: Write down in inventories	(517)	(1,495)

	128,539	181,921

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

21	ACCOUNTS RECEIVABLE

	December 31, 2020	December 31, 2019
	RMB	RMB
Accounts receivable	53,465	66,615
Less: Provision for impairment of receivables	(1,140)	(2,431)

	52,325	64,184

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), at December 31, 2020 and 2019 is as follows:

	December 31, 2020	December 31, 2019
	RMB	RMB
Within 1 year	51,641	63,392
Between 1 and 2 years	374	419
Between 2 and 3 years	209	267
Over 3 years	101	106

	52,325	64,184

The Group offers its customers credit terms up to 180 days.

Movements in the provision for impairment of accounts receivable are as follows:

	2020	2019	2018
	RMB	RMB	RMB
At beginning of the year	2,431	4,053	4,771
Provision for impairment of accounts receivable	426	226	561
Reversal of provision for impairment of accounts receivable	(76)	(1,604)	(1,178)
Receivables written off as uncollectible	(1,641)	(244)	(101)

At end of the year	1,140	2,431	4,053

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

22	PREPAYMENTS AND OTHER CURRENT ASSETS

	December 31, 2020	December 31, 2019
	RMB	RMB
Other receivables	21,128	23,072
Advances to suppliers	22,330	17,747

	43,458	40,819
Less: Provision for impairment	(3,378)	(3,413)

	40,080	37,406
Value-added tax to be deducted	44,514	48,560
Prepaid expenses	373	360
Prepaid income taxes	5,997	5,649
Other current assets	18,298	11,152

	109,262	103,127

23	NOTES RECEIVABLE

Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and performance of services. Notes receivable are measured at fair value through other comprehensive income. All notes receivable are due within one year, and their fair values approximate the face values of the bills.

24	CASH AND CASH EQUIVALENTS

The weighted average effective interest rate on bank deposits was 1.69% per annum for the year ended December 31, 2020 (2019: 1.69% per annum, 2018: 1.55% per annum).

25	ASSETS AND LIABILITIES HELD FOR SALE

On 22 December 2020, the subsidiary of the Company, Kunlun Energy Company Limited (Kunlun Energy), and PipeChina entered into the an agreement. Kunlun Energy agreed to transfer the 60% equity interest in PetroChina Beijing Gas Pipeline Co., Ltd (“Beijing Pipeline”) and 75% equity interest in PetroChina Dalian LNG Company Limited (“Dalian LNG”) (Beijing Pipeline and Dalian LNG collectively refer as “Target Companies”) at a base consideration of approximately RMB 40,886 (subject to the adjustments according to the price adjustment mechanism as set out in the agreement), which all will be settled in cash by PipeChina. The estimated completion time of the transaction will be April 2021. Upon completion of the transaction, the Group will cease to hold any equity interests in the Target Companies, thus losing the control of these two companies. The assets and liabilities of the Target. The assets and liabilities of Beijing Pipeline and Dalian LNG are presented as assets held for sale RMB 42,615 and liabilities held for sale RMB 9,956 respectively on 31 December 2020. The assets held for sale mainly including Property, plant and equipment amounted to RMB 41,158, and the liabilities held for sale mainly including long-term and short-term borrowings amounted to RMB 6,500 and accounts payable and other payables amounted to RMB 3,291.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

26	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2020	December 31, 2019
	RMB	RMB
Trade payables	113,119	148,335
Salaries and welfare payable	8,649	10,169
Dividends payable by subsidiaries to non-controlling shareholders	952	389
Interests payable	4,034	4,719
Construction fee and equipment cost payables	107,199	111,767
Other(i)	82,187	52,935

	316,140	328,314

(i)	Other consists primarily of notes payables, insurance payable, etc.

The aging analysis of trade payables at December 31, 2020 and 2019 is as follows:

	December 31, 2020	December 31, 2019
	RMB	RMB
Within 1 year	104,812	136,670
Between 1 and 2 years	1,696	5,472
Between 2 and 3 years	2,342	3,180
Over 3 years	4,269	3,013

	113,119	148,335

27	CONTRACT LIABILITIES

As of December 31, 2020 and December 31, 2019, contract liabilities mainly represented advances from customers related to the sales of natural gas, crude oil and refined oil, etc. The majority of related obligations were expected to be performed and the corresponding revenue will be recognized within one year. Substantially all of contract liabilities at the beginning of the year has been recognized as revenue for the year ended December 31, 2020.

28	BORROWINGS

	December 31, 2020	December 31, 2019
	RMB	RMB
Short-term borrowings excluding current portion of long-term borrowings	42,354	90,497
Current portion of long-term borrowings	75,188	85,343

	117,542	175,840
Long-term borrowings	251,379	290,882

	368,921	466,722

Borrowings of the Group of RMB 13,726 were guaranteed by CNPC, its fellow subsidiaries and a third party at December 31, 2020 (December 31, 2019: RMB 22,313).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The Group’s borrowings include secured liabilities totaling RMB 3,486 at December 31, 2020 (December 31, 2019: RMB 1,983).

	December 31, 2020	December 31, 2019
	RMB	RMB
Total borrowings:
– interest free	110	124
– at fixed rates	192,079	250,297
– at floating rates	176,732	216,301

	368,921	466,722

Weighted average effective interest rates:
– bank loans	2.20%	3.20%
– corporate debentures	3.49%	3.52%
– medium-term notes	3.32%	3.63%
– other loans	3.47%	3.80%

The borrowings by major currency at December 31, 2020 and December 31, 2019 are as follows:

	December 31, 2020	December 31, 2019
	RMB	RMB
RMB	262,458	356,704
US Dollar	98,553	100,374
Other currency	7,910	9,644

	368,921	466,722

The fair values of the Group’s long-term borrowings including the current portion of long-term borrowings are RMB 323,809 at December 31, 2020 (December 31, 2019: RMB 371,807). The carrying amounts of short-term borrowings approximate their fair values.

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the consolidated statement of financial position. Such discount rates ranged from -0.49% to 4.65% per annum as of December 31, 2020 (December 31, 2019: -0.27% to 4.90% per annum) depending on the type of the borrowings.

The following table sets out the borrowings’ remaining contractual maturities at the date of the consolidated statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	December 31, 2020	December 31, 2019
	RMB	RMB
Within 1 year	124,777	188,771
Between 1 and 2 years	53,526	30,090
Between 2 and 5 years	188,012	253,918
After 5 years	27,894	31,576

	394,209	504,355

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Reconciliation of movements of borrowings to cash flows arising from financing activities:

	2020	2019
	RMB	RMB
At beginning of the year	466,722	414,572
Changes from financing cash flows:
Increase in borrowings	989,492	836,458
Repayments of borrowings	(1,017,662)	(785,751)

Total changes from financing cash flows	(28,170)	50,707
Exchange adjustments	(6,282)	1,443
Pipeline restructuring (Note 41)	(56,849)	—
Reclassified as liabilities held for sale (Note 25)	(6,500)	—

At end of the year	368,921	466,722

29	SHARE CAPITAL

	December 31, 2020	December 31, 2019
	RMB	RMB
Registered, issued and fully paid:
A shares	161,922	161,922
H shares	21,099	21,099

	183,021	183,021

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

30	RESERVES

	2020	2019
	RMB	RMB
Capital Reserve
Beginning balance	133,308	133,308

Ending balance	133,308	133,308

Statutory Common Reserve Fund(a)
Beginning balance	197,282	194,245
Transfer from retained earnings	6,275	3,037

Ending balance	203,557	197,282

Special Reserve-Safety Fund Reserve
Beginning balance	12,443	13,831
Safety fund reserve	(1,633)	(1,388)

Ending balance	10,810	12,443

Currency Translation Differences(b)
Beginning balance	(28,939)	(33,067)
Currency translation differences	(3,909)	4,128

Ending balance	(32,848)	(28,939)

Other Reserves
Beginning balance	(10,083)	(8,718)

Transaction with non-controlling interests	—	(2,007)
Fair value changes in equity investments measured at fair value through other comprehensive income	(22)	96
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	(441)	417
Other	(99)	129

Ending balance	(10,645)	(10,083)

	304,182	304,011

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

(c)

According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2020, the Company’s distributable reserve amounted to RMB 619,102 (December 31, 2019: RMB 590,727).

31	DEFERRED TAXATION

The movements in the deferred taxation account are as follows:

	2020	2019	2018
	RMB	RMB	RMB
At beginning of the year	2,848	6,483	14,064
Transfer to profit and loss (Note 12)	(7,666)	(3,485)	(7,807)
(Debit) / credit to other comprehensive income	(198)	(150)	226

At end of the year	(5,016)	2,848	6,483

Deferred tax balances before offset are attributable to the following items:

	December 31, 2020	December 31, 2019
	RMB	RMB
Deferred tax assets:
Receivables and inventories	4,740	6,841
Tax losses	24,646	20,391
Impairment of long-term assets	6,309	9,676
Other	6,622	8,643

Total deferred tax assets	42,317	45,551

Deferred tax liabilities:
Accelerated tax depreciation	24,147	27,646
Other	23,186	15,057

Total deferred tax liabilities	47,333	42,703

Net deferred tax (liabilities)/ assets	(5,016)	2,848

Tax losses that can be carried forward to future years include deferred tax assets arising from the losses of the branches in the Eastern China Region. The tax expenses of the Company’s branches in the Eastern and Western China Regions were paid in aggregate according to the requirements of the competent tax authority.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Deferred tax balances after offset are listed as follows:

	December 31, 2020	December 31, 2019
	RMB	RMB
Deferred tax assets	11,364	24,259
Deferred tax liabilities	16,380	21,411

32	ASSET RETIREMENT OBLIGATIONS

	2020	2019	2018
	RMB	RMB	RMB
At beginning of the year	137,935	132,780	131,546
Net liabilities incurred, including reassessment(i)	(24,059)	2,026	(2,220)
Liabilities settled	(3,510)	(2,427)	(2,034)
Accretion expense (Note 10)	5,107	5,525	5,678
Currency translation differences	(654)	31	(190)

At end of the year	114,819	137,935	132,780

(i)

In 2020, domestic oil and gas field companies adjusted the discount period with reference to the remaining life corresponding to the proved developed reserves in each block, updated various oil and gas assets retirement standards based on the latest legal requirements, technology and price levels, reviewed the adopted discount rate, and then recalculate and adjust the provision for the asset retirement expense of oil and gas properties at the end of the year. The changes in related accounting estimates and new liabilities provided resulted in a reduction in estimated liabilities of RMB 24,059.

Asset retirement obligations relate to oil and gas properties (Note 15).

33	PENSIONS

The Group participates in various employee retirement benefit plans (Note 3(aa)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2020 amounted to RMB 16,833 (2019: RMB 20,196, 2018: RMB 19,432).

34	CONTINGENT LIABILITIES

(a) Bank and other guarantees

At December 31, 2020 and 2019, the Group did not guarantee related parties or third parties any significant borrowings or others.

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

(a) Capital commitments

At December 31, 2020, the Group’s capital commitments contracted but not provided for mainly relating to property, plant and equipment were RMB 714 (December 31, 2019: RMB 56,856).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(b) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Natural Resources. Payments incurred were RMB 700 for the year ended December 31, 2020 (2019: RMB 535, 2018: RMB 650).

According to the current policy, estimated annual payments for the next five years are as follows:

	December 31, 2020	December 31, 2019
	RMB	RMB
Within one year	800	800
Between one and two years	800	800
Between two and three years	800	800
Between three and four years	800	800
Between four and five years	800	800

36	MAJOR CUSTOMERS

The Group’s major customers are as follows:

	2020		2019		2018
	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue
	RMB	%	RMB	%	RMB	%
China Petroleum & Chemical Corporation	98,636	5	105,855	4	96,990	4
CNPC and its fellow subsidiaries	63,623	3	99,279	4	83,670	4

	162,259	8	205,134	8	180,660	8

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

37	RELATED PARTY TRANSACTIONS

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

The principal related party transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group which were carried out in the ordinary course of business, are as follows:

On August 25, 2011, based on the terms of the Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price. On the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 24, 2017 for a period of three years which took effect on January 1, 2018. The new Comprehensive Products and Services Agreement has already incorporated the terms of the current Comprehensive Products and Services Agreement which amended in 2014. On the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 27, 2020 for a period of three years which took effect on January 1, 2021. The new Comprehensive Products and Services Agreement has already incorporated the terms of the current Comprehensive Products and Services Agreement which amended in 2017.

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract on August 24, 2017, which adjusted the rental payable and the area for the leased land parcels. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1,773 million square metres with annual rental payable (exclusive of tax and government charges) adjusted to no more than RMB 5,783 in accordance with the area of leased land parcels and the current situation of the property market. The Land Use Rights Leasing Contract shall remain unchanged, apart from the rental payable and the leased area. The confirmation

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

letter shall be effective from January 1, 2018. The Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract on August 27, 2020, which adjusted the rental payable and the area for the leased land parcels. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1,142 million square metres with annual rental payable (exclusive of tax and government charges) adjusted to no more than RMB 5,673 in accordance with the area of leased land parcels and the current situation of the property market. The Land Use Rights Leasing Contract shall remain unchanged, apart from the rental payable and the leased area. The confirmation letter shall be effective from January 1, 2021.

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect thereafter. On August 24, 2017, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect on January 1, 2018. Under this contract, buildings covering an aggregate area of 1,152,968 square meters were leased at annual rental payable approximately RMB 730. The Revised Building Leasing Contract will expire at December 31, 2037. On August 27, 2020, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC each issued a contract which took effect on January 1, 2021. Under this contract, buildings covering an aggregate area of 1,287,486 square meters were leased at annual rental payable approximately RMB 713. The area and total fee payable for the lease of all such property may, every three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed.

•

Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 105,535 for the year ended December 31, 2020 (2019: RMB 122,927, 2018: RMB 105,434).

•

Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 8,593 for the year ended December 31, 2020 (2019: RMB 10,055, 2018: RMB 7,938).

•

Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 321,858 for the year ended December 31, 2020 (2019: RMB 388,802, 2018: RMB 364,912).

•

Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 767 for the year ended December 31, 2020 (2019: RMB 1,701, 2018: RMB 1,195).

•

Interest income represents interests from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 381 for the year ended December 31, 2020 (2019: RMB 460, 2018: RMB 535). The balance of deposits at December 31, 2020 was RMB 40,377 (December 31, 2019: RMB 28,304).

•

Purchases of financial service principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee, etc. The total amount of these transactions amounted to RMB 8,051 for the year ended December 31, 2020 (2019: RMB 8,759, 2018: RMB 11,970).

•	The borrowings from CNPC and its fellow subsidiaries at December 31, 2020 were RMB 96,298 (December 31, 2019: RMB 179,699).

•	Rents and other payments paid to CNPC and its fellow subsidiaries represent (1) the rental expense paid by the Group according to Land Use Rights Leasing Contract and Buildings Leasing Contract;

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

(2) the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the leasing agreements entered into by the Group and CNPC and its fellow subsidiaries. The total rents and other payments amounted to RMB 8,294 for the year ended December 31, 2020. (2019: RMB 10,106, 2018: RMB 7,092).

Amounts due from and to CNPC and its fellow subsidiaries, associates and joint ventures of the Group included in the following accounts captions are summarized as follows:

	December 31, 2020	December 31, 2019
	RMB	RMB
Accounts receivable	8,651	12,784
Prepayments and other receivables	24,117	11,441
Other current assets	10,946	11,951
Other non-current assets	15,251	16,242
Accounts payable and accrued liabilities	67,262	61,205
Contract liabilities	2,692	792
Lease liabilities	99,725	139,250
Other non-current liabilities	—	827

(b) Key management compensation

	Year End December 31,
	2020	2019	2018
	RMB’000	RMB’000	RMB’000
Emoluments and other benefits	16,598	13,042	13,385
Contribution to retirement benefit scheme	1,338	1,796	1,781

	17,936	14,838	15,166

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

In 2020, in order to promote the transformation and upgrading of refining and chemicals business, promote the quality-oriented business development of refined products and lubricating oil production and marketing, promote specialized operation, market-oriented operation, lean management and integrated coordination, the Group transferred PetroChina Fuel Oil Co., Ltd. and PetroChina Lubricant Company from Marking to Refining and Chemicals, and synchronize budget control and performance evaluation indicator accordingly. The comparative data regarding the Refining and Chemicals and the Marketing segment in the same period of 2019 and 2018 are restated, and two companies above are as included in the Refining and Chemicals segment from the earliest reporting period as reported.

The accounting policies of the operating segments are the same as those described in Note 3 – “Summary of Principal Accounting Policies”.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The segment information for the operating segments for the years ended December 31, 2020, 2019 and 2018 are as follows:

	Year Ended December 31, 2020
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	530,807	774,775	1,497,533	370,771	3,547	3,177,433
Less: elimination	(437,670)	(492,667)	(276,503)	(35,437)	(1,320)	(1,243,597)

Revenue from external customers	93,137	282,108	1,221,030	335,334	2,227	1,933,836

Depreciation, depletion and amortization	(150,849)	(23,893)	(17,833)	(19,475)	(1,825)	(213,875)
Including: Impairment losses of property, plant and equipment	(15,364)	—	(3)	—	—	(15,367)
Profit / (loss) from operations	23,092	(1,834)	(2,906)	72,410	(14,825)	75,937
Finance costs:
Exchange gain						14,387
Exchange loss						(14,279)
Interest income						3,023
Interest expense						(26,528)

Total net finance costs						(23,397)

Share of (loss)/profit of associates and joint ventures	(616)	(24)	(728)	2,128	2,773	3,533

Profit before income tax expense						56,073
Income tax expense						(22,588)

Profit for the year						33,485

Segment assets	1,452,554	432,022	489,984	195,353	1,631,577	4,201,490
Other assets						17,361
Investments in associates and joint ventures	41,461	1,289	18,239	160,730	28,884	250,603
Elimination of intersegment balances(a)						(1,981,328)

Total assets						2,488,126

Capital expenditures	186,620	21,810	16,294	21,143	626	246,493
Segment liabilities	658,521	186,332	321,460	192,456	573,340	1,932,109
Other liabilities						80,104
Elimination of intersegment balances(a)						(890,708)

Total liabilities						1,121,505

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

	Year Ended December 31, 2019
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	676,320	1,000,062	2,075,044	391,023	3,700	4,146,149
Less: elimination	(552,672)	(702,207)	(332,164)	(40,652)	(1,644)	(1,629,339)

Revenue from external customers	123,648	297,855	1,742,880	350,371	2,056	2,516,810

Depreciation, depletion and amortization	(158,874)	(25,469)	(16,657)	(22,375)	(1,887)	(225,262)
Including: Impairment losses of property, plant and equipment	(11,562)	(1,444)	(1)	(412)	—	(13,419)
Profit / (loss) from operations	96,097	16,077	(2,878)	26,108	(13,642)	121,762
Finance costs:
Exchange gain						10,017
Exchange loss						(10,016)
Interest income						3,631
Interest expense						(30,409)

Total net finance costs						(26,777)

Share of profit of associates and joint ventures	3,513	—	1,460	501	2,755	8,229

Profit before income tax expense						103,214
Income tax expense						(36,199)

Profit for the year						67,015

Segment assets	1,520,697	404,264	485,085	536,298	1,409,368	4,355,712
Other assets						29,908
Investments in associates and joint ventures	45,721	1,371	18,810	9,713	26,458	102,073
Elimination of intersegment balances(a)						(1,754,783)

Total assets						2,732,910

Capital expenditures	230,117	21,823	17,074	27,004	758	296,776
Segment liabilities	720,028	151,051	305,804	277,370	594,000	2,048,253
Other liabilities						88,793
Elimination of intersegment balances(a)						(848,441)

Total liabilities						1,288,605

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

	Year Ended December 31, 2018
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	658,712	1,013,413	1,891,743	362,626	2,376	3,928,870
Less: elimination	(539,295)	(696,614)	(281,522)	(35,899)	(606)	(1,553,936)

Revenue from external customers	119,417	316,799	1,610,221	326,727	1,770	2,374,934

Depreciation, depletion and amortization	(169,622)	(25,750)	(13,079)	(21,985)	(1,840)	(232,276)
Including: Impairment losses of property, plant and equipment	(26,002)	(3,393)	—	(530)	—	(29,925)
Profit / (loss) from operations	73,519	46,879	(8,628)	25,515	(14,343)	122,942
Finance costs:
Exchange gain						12,701
Exchange loss						(11,581)
Interest income						3,779
Interest expense						(22,718)

Total net finance costs						(17,819)

Share of profit of associates and joint ventures	4,224	92	4,185	496	2,650	11,647

Profit before income tax expense						116,770
Income tax expense						(42,790)

Profit for the year						73,980

Segment assets	1,227,613	358,316	396,146	519,553	1,371,525	3,873,153
Other assets						24,759
Investments in associates and joint ventures	39,235	(1,973)	20,420	7,022	24,658	89,362
Elimination of intersegment balances(a)						(1,546,397)

Total assets						2,440,877

Capital expenditures	196,109	15,783	16,646	26,502	1,066	256,106
Segment liabilities	466,097	73,200	225,095	158,153	566,129	1,488,674
Other liabilities						100,303
Elimination of intersegment balances(a)						(556,991)

Total liabilities						1,031,986

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Geographical information

	Revenue			Non-current assets(b)
	2020	2019	2018	December 31, 2020	December 31, 2019
	RMB	RMB	RMB	RMB	RMB
Mainland China	1,212,821	1,476,693	1,538,315	1,789,349	2,027,428
Other	721,015	1,040,117	836,619	190,625	213,268

	1,933,836	2,516,810	2,374,934	1,979,974	2,240,696

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.
(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

39	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on April 29, 2021.

40	BUSINESS COMBINATION INVOLVING ENTITIES UNDER COMMON CONTROL

Business combination involving entities under common control during the period

Name of acquiree	Proportion of equity interests acquired in business combination	Basis for business combination under common control	Acquisi-tion Date	Basis for determina-tion of acquisition date	From the beginning of the period to the acquisition date			2018
					Revenue	Net profit	Net cash outflow	Revenue	Net profit
Dalian West Pacific	56.04%	The Company and Dalian West Pacific are under the ultimate control of CNPC before and after the business combination and the control is not temporary	May 31, 2019	Acquisition of actual control	10,763	1	(53)	37,385	1,564

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

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

41	TRANSACTION ON PIPELINE RESTRUCTURING

In 2020, the other income, net mainly included the gain on Pipeline restructuring.

On July 23, 2020, the Company entered into the Framework Agreement on Transaction of Oil and Gas Pipeline Relevant Assets and 10 sub-agreements including the Equity Acquisition Agreement on PetroChina Pipeline Co., Ltd., and the Production and Operation Agreement with PipeChina (“Transaction Agreements”) upon approval by sixth meeting of the Board of Directors of the Company in 2020 and forth meeting of the Supervisory Committee of the Company in 2020. The Company sold its major oil and gas pipelines, certain gas storages, LNG terminals and initial oil and gas (including its equity interests) (“Target Assets”) to PipeChina for 29.9% of its equity interests (RMB 149,500) and corresponding cash consideration (the “Pipeline restructuring”).

On September 28, 2020, the Pipeline restructuring was reviewed and approved by the second extraordinary general meeting of the Company in 2020.

On September 30, 2020, all of the conditions precedent set out in the Transaction Agreements have been satisfied. The ownership and risk of the Target Assets has been passed to PipeChina by 24:00 on September 30, 2020.

In this transaction, the equity consideration and cash consideration received by the Company amount to RMB 247,471, and the net assets attributable to the Company on the disposal date amount to RMB 200,525, and the corresponding gain on Pipeline restructuring was RMB 46,946.

September 30, 2020
RMB
Current assets	36,573
Non-current Assets	319,874

Total assets	356,447
Current liabilities	36,886
Non-current Liabilities	61,611

Total liabilities	98,497

Net assets	257,950

Net assets attributable to the Company	200,525
Consideration	247,471
Gain on Pipeline restructuring	46,946

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

42	LEASES

The leases where the Group is a lessee

(a) Right-of-use assets

	January 1, 2020	Addition	Reduction	December 31, 2020
Cost
Land	172,897	19,547	(20,503)	171,941
Buildings	91,920	6,020	(40,603)	57,337
Equipment and Machinery	2,934	29	(322)	2,641
Other	2,068	723	(596)	2,195

Total	269,819	26,319	(62,024)	234,114

Accumulated depreciation
Land	(6,595)	(7,344)	2,328	(11,611)
Buildings	(7,369)	(6,601)	3,131	(10,839)
Equipment and Machinery	(718)	(703)	255	(1,166)
Other	(401)	(426)	115	(712)

Total	(15,083)	(15,074)	5,829	(24,328)

Net book value
Land	166,302			160,330
Buildings	84,551			46,498
Equipment and Machinery	2,216			1,475
Other	1,667			1,483

Total	254,736			209,786

	January 1, 2019	Addition	Reduction	December 31, 2019
Cost
Land	153,178	20,471	(752)	172,897
Buildings	83,552	8,368	—	91,920
Equipment and Machinery	2,295	639	—	2,934
Other	1,617	451	—	2,068

Total	240,642	29,929	(752)	269,819

Accumulated depreciation
Land	—	(6,696)	101	(6,595)
Buildings	—	(7,369)	—	(7,369)
Equipment and Machinery	—	(718)	—	(718)
Other	—	(401)	—	(401)

Total	—	(15,184)	101	(15,083)

Net book value
Land	153,178			166,302
Buildings	83,552			84,551
Equipment and Machinery	2,295			2,216
Other	1,617			1,667

Total	240,642			254,736

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

The lease term of the Group’s lease land use right ranges from two to thirty years. The lease underlying assets classified as buildings are mainly the leased gas filling station, oil storage and office building. The lease underlying assets classified as equipment and machinery are mainly drilling equipment, production equipment and other movable equipment.

(b) Lease liabilities

	December 31, 2020	December 31, 2019
	RMB	RMB
Lease liabilities	129,223	171,536
Less: Lease liabilities due within one year	(6,579)	(7,393)

	122,644	164,143

Depreciation charged to profit or loss provided on right-of-use assets for the year ended December 31, 2020 was RMB 13,916 (2019:RMB 14,973).

Analysis of the undiscounted cash flow of the lease liability is as follows：

	December31, 2020	December31, 2019
	RMB	RMB
Within 1 year	11,824	14,304
Between 1 and 2 years	10,236	13,569
Between 2 and 5 years	29,862	37,531
Over 5 years	153,967	210,750

	205,889	276,154

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

Proved reserve estimates as of December 31, 2020, 2019 and 2018 were based on reports prepared by DeGolyer and MacNaughton, Gaffney, Cline & Associates, McDaniel & Associates, Ryder Scott and GLJ independent engineering consultants.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Estimated quantities of net proved crude oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

	Crude Oil and Condensate	Natural Gas	Total- All products
	(million barrels)	(billion cubic feet)	(million barrels of oil equivalent)
Proved developed and undeveloped reserves
The Group
Reserves at December 31, 2017	7,481	76,888	20,296
Changes resulting from:
Revisions of previous estimates	526	(1,378)	297
Improved recovery	96	—	96
Extensions and discoveries	428	4,565	1,188
Production	(890)	(3,608)	(1,492)

Reserves at December 31, 2018	7,641	76,467	20,385
Changes resulting from:
Revisions of previous estimates	(50)	(766)	(177)
Improved recovery	91	—	91
Extensions and discoveries	480	4,443	1,221
Production	(909)	(3,908)	(1,561)

Reserves at December 31, 2019	7,253	76,236	19,959

Changes resulting from:
Purchase	15	107	33
Revisions of previous estimates	(1,553)	(595)	(1,652)
Improved recovery	108	—	108
Extensions and discoveries	385	4,976	1,215
Sales	(80)	(66)	(91)
Production	(922)	(4,221)	(1,626)

Reserves at December 31, 2020	5,206	76,437	17,946

Proved developed reserves at:
December 31, 2018	5,843	40,128	12,531
December 31, 2019	5,474	39,870	12,119
December 31, 2020	4,654	42,077	11,667
Proved undeveloped reserves at:
December 31, 2018	1,798	36,339	7,854
December 31, 2019	1,779	36,366	7,840
December 31, 2020	552	34,360	6,279
Equity method investments
Share of proved developed and undeveloped reserves of associates and joint ventures
December 31, 2018	321	429	393
December 31, 2019	287	394	353
December 31, 2020	196	363	256

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

At December 31, 2020, total proved developed and undeveloped reserves of the Group and equity method investments is 18,202 million barrels of oil equivalent (December 31, 2019: 20,312 million barrels of oil equivalent, December 31, 2018: 20,778 million barrels of oil equivalent), comprising 5,402 million barrels of crude oil and condensate (December 31, 2019: 7,540 million barrels, December 31, 2018: 7,962 million barrels) and 76,800 billion cubic feet of natural gas (December 31, 2019: 76,630 billion cubic feet, December 31, 2018: 76,896 billion cubic feet).

At December 31, 2020, 4,375 million barrels (December 31, 2019: 6,500 million barrels, December 31, 2018: 6,830 million barrels) of crude oil and condensate and 74,794 billion cubic feet (December 31, 2019: 74,533 billion cubic feet, December 31, 2018: 74,480 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located within Mainland China, and 831 million barrels (December 31, 2019: 753 million barrels, December 31, 2018: 811 million barrels) of crude oil and condensate and 1,643 billion cubic feet (December 31, 2019: 1,703 billion cubic feet, December 31, 2018: 1,987 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located overseas.

Capitalized Costs

	December 31, 2020	December 31, 2019
	RMB	RMB
The Group
Property costs and producing assets	1,890,903	1,820,481
Support facilities	465,022	440,722
Construction-in-progress	150,535	149,068

Total capitalized costs	2,506,460	2,410,271
Accumulated depreciation, depletion and amortization	(1,542,037)	(1,429,389)

Net capitalized costs	964,423	980,882

Equity method investments
Share of net capitalized costs of associates and joint ventures	20,465	24,785

Costs Incurred for Property Acquisitions, Exploration and Development Activities

	2020
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Property acquisition costs	—	3,712	3,712
Exploration costs	35,862	1,051	36,913
Development costs	129,738	16,420	146,158

Total	165,600	21,183	186,783

Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	—	1,462	1,462

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

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Results of Operations for Oil and Gas Producing Activities

The results of operations for oil and gas producing activities for the years ended December 31, 2020, 2019 and 2018 are presented below. “Revenue” includes sales to third parties and inter-segment sales (at arm’s-length prices), net of value-added taxes. Resource tax, crude oil special gain levy and other taxes are included in “taxes other than income taxes”. Income taxes are computed using the applicable statutory tax rate, reflecting tax deductions and tax credits for the respective years ended.

	2020
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Revenue
Sales to third parties	32,662	30,855	63,517
Inter-segment sales	306,623	12,408	319,031

	339,285	43,263	382,548
Production costs excluding taxes	(124,154)	(9,605)	(133,759)
Exploration expenses	(18,851)	(482)	(19,333)
Depreciation, depletion and amortization	(134,007)	(15,953)	(149,960)
Taxes other than income taxes	(18,865)	(2,690)	(21,555)
Accretion expense	(4,905)	(202)	(5,107)
Income taxes	(9,369)	(5,340)	(14,709)

Results of operations from producing activities	29,134	8,991	38,125

Equity method investments
Share of profit for producing activities of associates and joint ventures	—	(76)	(76)

Total of the Group and equity method investments results of operations for producing activities	29,134	8,915	38,049

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

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2020, 2019 and 2018 is based on the prices used in estimating the Group’s proved oil and gas reserves, year-end costs, currently enacted tax rates related to existing proved oil and gas reserves and a 10% annual discount factor. “Future cash inflows” are net of value-added taxes. Corporate income taxes are included in “future income tax expense”. Other taxes are included in “future production costs” as production taxes.

The standardized measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2020, 2019 and 2018 is as follows:

RMB
The Group
At December 31, 2020
Future cash inflows	4,366,906
Future production costs	(1,470,460)
Future development costs	(445,462)
Future income tax expense	(441,668)

Future net cash flows	2,009,316
Discount at 10% for estimated timing of cash flows	(947,035)

Standardized measure of discounted future net cash flows	1,062,281

RMB
The Group
At December 31, 2019
Future cash inflows	5,872,624
Future production costs	(1,947,039)
Future development costs	(640,281)
Future income tax expense	(746,506)

Future net cash flows	2,538,798
Discount at 10% for estimated timing of cash flows	(1,213,729)

Standardized measure of discounted future net cash flows	1,325,069

RMB
The Group
At December 31, 2018
Future cash inflows	6,234,378
Future production costs	(2,087,979)
Future development costs	(556,893)
Future income tax expense	(809,594)

Future net cash flows	2,779,912
Discount at 10% for estimated timing of cash flows	(1,397,846)

Standardized measure of discounted future net cash flows	1,382,066

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)

(All amounts in millions, except for the per share data and otherwise stated)

At December 31, 2020, RMB 1,028,640 (December 31, 2019: RMB 1,278,180, December 31, 2018: RMB 1,320,478) of standardized measure of discounted future net cash flows related to proved oil and gas reserves located within mainland China and RMB 33,641 (December 31, 2019: RMB 46,889 , December 31, 2018: RMB 61,588 ) of standardized measure of discounted future net cash flows related to proved oil and gas reserves located overseas.

Share of standardized measure of discounted future net cash flows of associates and joint ventures:

December 31, 2020	8,573
December 31, 2019	20,356
December 31, 2018	24,805

Changes in Standardized Measure of Discounted Future Net Cash Flows

Changes in the standardized measure of discounted net cash flows for the Group for each of the years ended December 31, 2020, 2019 and 2018 are as follows:

	Year Ended December 31,
	2020	2019	2018
	RMB	RMB	RMB
The Group
Beginning of the year	1,325,069	1,382,066	1,024,526
Sales and transfers of oil and gas produced, net of production costs	(215,390)	(303,222)	(308,217)
Net changes in prices and production costs and other	(358,008)	(87,046)	510,325
Extensions, discoveries and improved recovery	112,834	134,631	129,824
Development costs incurred	39,238	53,450	39,725
Revisions of previous quantity estimates	(138,772)	(17,380)	10,018
Accretion of discount	146,137	149,693	103,225
Net change in income taxes	156,122	12,877	(127,360)
Net change due to purchases and sales of minerals in place	(4,949)	—	—

End of the year	1,062,281	1,325,069	1,382,066