Form 20-F
period 2021-12-31
PETROCHINA CO LTD
filed 2022-04-29
CIK 1108329

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021.
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

zhouyunpeng@petrochina.com.cn
Address: 9 Dongzhimen North Street, Dongcheng District, Beijing 100007, The People’s Republic of China
Wei Fang
Telephone number: (852) 2899 2010
Facsimile number: (852) 2899 2390
Email address: hko@petrochina.com.hk
Address: Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
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

*	PetroChina’s H Shares are listed and traded on The Stock Exchange of Hong Kong Limited.
**	Not for trading, but only in connection with the registration of American Depository Shares.
***	PetroChina’s A Shares became listed on the Shanghai Stock Exchange on November 5, 2007.
****	Includes 902,243,200 H Shares represented by American Depositary Shares.

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
forward-looking
statements are, by their nature, subject to significant risks and uncertainties. These forward-looking
statements include, without limitation, statements relating to:

•	the amounts and nature of future exploration, development and other capital expenditures;

•	future prices and demand for crude oil, natural gas, refined products and chemical products;

•	development projects;

•	exploration prospects;

•	reserves potential;

•	production of oil and gas and refined and chemical products;

•	development and drilling potential;

•	expansion and other development trends of the oil and gas industry;

•	the planned development of our natural gas operations;

•	the planned expansion of our refined product marketing network;

•	the planned expansion of our natural gas infrastructure;

•	the prospects of our new energy business;

•	the anticipated benefit from our ongoing arrangements with PipeChina;

•	the anticipated benefit from the acquisition of certain overseas assets from CNPC, our parent company;

•	the plan to continue to pursue attractive business opportunities outside China;

•	our future overall business development and economic performance;

•	our anticipated financial and operating information regarding, and the future development and economic performance of, our business;

•	our anticipated market risk exposure arising from future changes in interest rates, foreign exchange rates and commodity prices; and

•	other prospects of our business and operations.
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

•
the other changes in global economic and political conditions, including those affecting the production, supply and demand and pricing of crude oil, refined products, petrochemical products and natural gas; and

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
Risks Related to Government Regulation
Our operations in China currently contribute the large majority of our revenue. Accordingly, we are extensively affected and regulated by the economic and industrial policies, laws and regulations adopted in China. This may in turn adversely affect our financial condition, operation results, liquidity, and the value of our ADSs. These effects are reflected mainly in the following respects:
(1)
In terms of general economic policies
: The Chinese government regulates China’s economic development by setting general economic policies such as monetary and financial policy, fiscal and tax policy and foreign exchange policy. The application of any policy to us may affect our business decisions, production plans and strategy executions, which in turn may have an impact on our financial condition, operating results and value of our ADSs.
(2)
In terms of industrial policies, laws and regulations
: The sector in which we operate is subject to extensive regulation and regulatory control by the Chinese government. The regulation and regulatory control relate to many material aspects of our operations. As a result, we may face constraints and restrictions on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability. For example:

•
Energy transition policy
: In order to address climate change concerns, the Chinese government has set the goal to hit carbon peak by 2030 and achieve carbon neutrality by 2060. To achieve that goal, China has introduced and is expected to introduce a series of economic policies and supporting laws and regulations. These regulations would pose severe challenges to traditional oil extraction and refining operations, and drive us to adjust our operational strategies and initiate steps to expand into new energy business while continuing to develop our traditional business with high quality. If our efforts to address climate change fail to produce satisfactory results, the overall operations, liquidity, profitability and the value of the ADSs of our company may suffer an adverse effect.

•
Product pricing mechanism
: In China, the pricing of gasoline, diesel and natural gas products is subject to government regulation and we cannot freely set prices for these products. We are required to price these products in compliance with the Chinese government’s pricing mechanism. As a major supplier of essential energy sources in China, we are not permitted to cease supply to the market even if market prices are not favorable and we cannot exceed the pricing limit set by the government.

•
Crude oil special gain levy
: China collects a crude oil special gain levy on all oil production companies that sell crude oil produced from China. At present, we are required to pay the crude oil special gain levy for the excessive revenue received by us from the sale of domestically produced crude oil above US$65 per barrel.

•
Mineral rights granting system
: We are subject to various requirements under the
Mineral Resources Law of the PRC
and supporting laws and regulations, including those requirements relating to exploration licenses, production licenses, mineral rights fees, and minimum investment into mining blocks.

•
Ecological and environmental protection and safety production
: We are subject to a series of ecological and environmental protection and safety production laws and standards, which have become increasingly stringent over recent years in China with respect to the oil and gas industries.

•
Project approvals
: In China, the construction of significant refining and petrochemical facilities is subject to governmental approval. We presently have several significant projects pending approval from the relevant government authorities and will need approvals from the relevant government authorities in connection with several other significant projects. We do not have control over the timing and outcome of the final project approvals.

•
Oil and gas production targets
: The National Energy Administration of the PRC publishes certain guiding targets for annual production of domestic energy companies. For example, for 2022, the National Energy Administration announced that its target is to procure China’s annual production of domestic crude oil to increase to about 200 million tons, annual production of domestic natural gas to increase to about 214 billion cubic meters, and the share of non-fossil
energy in China’s domestic energy consumption to increase to about 17.3%. Although failure to achieve these targets will not subject us or other relevant companies to fines, these targets themselves would have an effect on our business decisions, hence, driving our management to make plans to work towards achievement of the pre-set
targets.

(3)
In terms of generally applicable business laws and regulations
: We are subject to generally applicable business laws and regulations, including, without limitation, corporate governance, securities regulation, employee benefits, information protection, anti-monopoly and anti-money-laundering laws and regulations. We are required to continue to invest substantial management resources to ensure compliance with all these laws and regulations. Any noncompliance with any of these laws or regulations will subject our company to penalties and reputational risks, and in turn harm the interests of our investors (including investors of our ADSs). For example:

•
Anti-monopoly
: We are subject to anti-monopoly laws and regulations. We are prohibited from entering into or implementing anti-competitive agreements or abusing our market position, or conducting any concentration of business operators which has or may have the effect of excluding or limiting competition. Occupying a leading position in the oil and gas industry, we are more susceptible to anti-monopoly compliance risks. See the “Risks Related to Anti-Monopoly Initiatives” for a more detailed discussion of this risk.

•
Corporate governance and securities regulatory compliance
: Our securities are currently traded on the Shanghai Stock Exchange, Hong Kong Stock Exchange and New York Stock Exchange, or the NYSE. Accordingly, we are subject to all the applicable requirements under the listing rules, disclosure rules, securities laws as well as corporate governance and compliance rules adopted by all three markets. As a result, we are required to continue to invest substantial management resources to ensure compliance with all these requirements.

(4)
In terms of regulation and supervision of state-owned assets
: We are a company with controlling shares ultimately owned by the state. Our controlling shareholder CNPC is a state-owned enterprise. Although the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”) does not exert influence directly on us, it is positioned to make decisions on significant matters of CNPC in its capacity as shareholder and CNPC can in turn resolve on significant matters of our company in its capacity as shareholder (see the provisions regarding shareholders’ rights and obligations in our Articles of Association). As a consolidated subsidiary of CNPC, we are subject to certain regulations in relation to state-owned assets. For example, we are subject to the audits by the National Audit Office of the PRC relating to our business, finance and staff. For material merger and acquisition transactions, we are required to retain external asset appraisal firms to evaluate the target assets. All these would increase our compliance burden. Please see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” and “Item 3 — Key Information — Risk Factors — Risks Related to Controlling Shareholder” for a detailed description of our transactions and relationships with our controlling shareholder.
(5)
Impact of rapid evolution of PRC laws and regulations
: PRC laws, regulations and legal requirements dealing with economic matters have experienced rapid development during the decades after China’s adoption of the reform and opening-up
policy, especially during the most recent two decades. Some laws having a material effect on our company may be put into force or implementation without any transitional period or only after a very short transitional period, which have required us to quickly adjust our operation and compliance strategies in order to comply with the new rules.
See also “Item 4 — Information on the Company — Regulatory Matters” and the other relevant risk factors disclosed in this section, including without limitation, “Risks Related to Marco Economic Conditions”, “Risks Related to Competition”, “Risks Related to Financial Reporting Differences”, “Risks Related to Pricing and Exchange Rate”, “Risks Related to Environmental Protection and Safety Production”, and “Risks Related to Climate Change”, “Risks Related to Audit Reports Prepared by an Auditor Who Is Not Inspected by the Public Company Accounting Oversight Board”, “Risks Related to China’s Anti-Monopoly Initiatives”, and “Risks Related to Liquidity and Value of ADSs.”
Risks Related to Economic Sanctions and Trade Controls
CNPC, our controlling shareholder, has for a long time engaged in international oil and gas operations. Some of these operations are located in countries sanctioned by the U.S. government, the European Union or other governments or international organizations. Some operations involve certain entities, which are subject to sanctions. Certain of our business operations has direct or indirect ties with certain sanctioned entities in Russia or Venezuela. In addition, in recent years, many Chinese companies and individuals have become subject to various sanctions.
Sanctions and trade controls may pose the following risks to us:

•
Divestment
: Some investors (including U.S. investors) are prohibited from investing or may not wish to invest and have proposed or adopted divestment or similar initiatives regarding investments in companies that do business in countries or have trade or investment ties with entities that are subject to sanctions. These investors may also divest their investment in us because of our and/or CNPC’s (including its subsidiaries) investments and operations in certain sanctioned countries and our and/or CNPC’s (including its subsidiaries) trade and investment ties with certain sanctioned companies. As a result, the trading price of our ADSs may be materially and adversely affected.

•
Trade disruptions and wind-down of operations
: Since certain U.S. sanctions programs have extraterritorial effect or effect on non-US
persons, such as certain secondary sanctions administered by the Office of Foreign Assets Control (“OFAC”) of the US Department of the Treasury, and certain trade controls administered by the Bureau of Industry and Security of the U.S. Commerce Department, especially under the “foreign direct product rules”, in certain circumstances, we and certain of our business partners may need to exercise business judgment to wind down certain existing projects or abandon or change some business plans. As a result, we may suffer adverse consequences, such as supply disruptions, increased costs of raw materials, impairment of assets or loss of profit-making opportunities.

•
Risks of being sanctioned or implicated in sanctions
: We have always endeavored to prevent our direct or indirect ties with any sanctioned target from violating the sanctions rules of the U.S. or any other countries or organizations. However, we cannot assure you that any future sanctions will not target or implicate CNPC or even our company.

•
Reputation risks
: Although most of the sanctions programs do not prohibit us or our parent company (as Chinese companies) from carrying on existing operations in sanctioned countries, or from maintaining direct or indirect ties with any sanctioned entity, to maintain such operations may have an adverse impact on our reputation.

•
Compliance risks
: Due to the high sensitivity and complexity of sanctions issues and capriciousness of sanctions programs, we are required to invest substantial resources in compliance management. Any non-compliance
of sanctions may subject us to penalties.

Set forth below, please see our disclosure on a
country-by-country
basis of CNPC’s and our operations in certain sanctioned countries and business ties with certain sanctioned entities.
About Iran
In 2018, the United States government withdrew from the Joint Comprehensive Plan of Action (“JCPOA”) and reimposed certain sanctions against Iran, which were conditionally lifted in 2015 following entry into the JCPOA. These reimposed sanctions have implications for
non-U.S.
companies, including requiring foreign companies to cease participation in projects in certain sectors of Iran (including the energy sector), and prohibiting or restricting oil imports from Iran, except for eight countries and regions (including China) which were granted a Significant Reduction Exception (“SRE”) to be able to continue to import limited oil until May 2019. Pursuant to section 13(r) to the U.S. Securities Exchange Act of 1934, reporting issuers are required to disclose whether they or any of their affiliates have knowingly engaged in certain activities, transactions, or dealings related to Iran during the reporting period, including activities not prohibited by U.S. or other law. Based on CNPC’s response to our inquiries, a subsidiary of CNPC (the “CNPC Sub”) held interests in certain oil and gas development projects in Iran, namely, (i) the MIS oilfields in which the CNPC Sub obtained a 100% interest in 2010, and (ii) the North Azadegan oilfield, in which the CNPC Sub obtained a 100% interest in 2009. From the re-imposition
of U.S. sanctions, the CNPC Sub has been providing minimal support and services to the two oilfields. Since May 2019 when the SRE expired, the two oilfields have suspended lifting oil for recovery and did not generate any revenue for the CNPC Sub.
In July 2012, OFAC added Bank of Kunlun Co., Ltd., or Kunlun Bank, an affiliate of our company due to common control by CNPC, to its “List of Foreign Financial Institutions Subject to Part 561”, which was replaced by the list of Correspondent Account of Payable-Through Account Sanctions, pursuant to the
Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010
. According to OFAC, Kunlun Bank allegedly provided financial services to at least six Iranian banks that were on OFAC’s sanctions list during 2012. These financial services included holding accounts, making transfers and paying letters of credit on behalf of the designated banks. Since 2018, Kunlun Bank’s settlement business involving Iran has been limited to settlement of humanitarian materials and other business activities that are not subject to sanctions. We have no involvement in or control over such activities of Kunlun Bank or CNPC and CNPC subsidiaries and affiliates, and we have never received any revenue or profit derived from these activities.
About Russia
Since July 2014, the United States government has adopted economic sanctions against certain Russian persons and entities, including various entities operating in the financial, energy and defense sectors, such as Rosneft, Gazprom, Transneft, and OAO Novatek as well as those companies in which the foregoing companies independently or jointly hold a 50% or more interest. These sanctions prohibit U.S. persons from transacting in, providing financing for or otherwise dealing in debt issuance by certain of these entities, or exporting, transferring, or providing certain technologies, equipment or services to certain oil-development
projects in Russia.
Since February 2022, the U.S. government has expanded the sanctions against Russia. These sanctions include designating a large number of Russian top officials, corporations, financial institutions and certain other persons as sanctioned targets, prohibiting importation of Russian oil and gas and other energy products, and prohibiting or restricting U.S. persons from conducting investment, trade, financing, settlement or other transactions with the sanctioned entities. In conjunction with such measures by the U.S. government, certain other countries have also announced different levels of sanctions against Russia. In addition to governments, certain companies and organizations have announced their plans to exit from operations involving Russia.
Pursuant to certain
pre-existing
agreements or arrangements, CNPC has for a long time imported crude oil and natural gas from Russia and held investment interests in certain projects in Russia. Our company also has direct or indirect business ties with certain sanctioned Russian entities. Both CNPC and our company have been continuously assessing the risks related to operations involving Russia. We cannot assure you that the U.S. or any other government will not impose any restrictions on those operations, or that our business partners will not terminate the business relationship with us due to their negative impression of our company or otherwise as a result of such situation. These operations include the following:

•	CNPC indirectly holds 20% equity interest in OAO Yamal LNG and 10% equity interest in Arctic LNG 2, both of which are more than 50% owned by OAO Novatek.

•
CNPC has long-term agreements with Rosneft, Transneft, Gazprom and Arctic LNG 2, all of which are subject to OFAC-administered sanctions, to import crude oil, natural gas or LNG from Russia. CNPC has resold, and will for the foreseeable future resell, all or a substantial portion of the imported crude oil under the crude oil agreements to us.

•	Our company has for a long time imported natural gas from Gazprom, and LNG from a subsidiary of OAO Yamal LNG.
In 2021, the share of revenue derived from Russia-related operations in our total revenue was 4.5%.
About Venezuela
In August 2017, the United States imposed economic sanctions against the Government of Venezuela and certain state-owned entities, including Petroleos de Venezuela, S.A. (“PdVSA”). These sanctions prohibit U.S. persons from transacting in, providing financing for or otherwise dealing in “new debt” issued by these entities on or after August 25, 2017, with certain exceptions for short-term debt. Neither CNPC nor PetroChina purchased such new debt securities issued by the Government of Venezuela or by PdVSA, nor did they provide any assistance to third parties in this regard. In 2019, the United States issued enhanced sanction measures against Venezuela, which included blocking the property of Venezuelan government and its controlled entities (including PdVSA), and introducing new restrictions on Venezuela’s oil sector. Under these programs, persons determined to be operating in the oil sector of the Venezuelan economy, or to have materially assisted, sponsored, or provided financial, material, or technological support for, or goods or services to or in support of, any person included on the list of SDNs and Blocked Persons, may also be subject to risk of being designated for sanctions. CNPC had long-standing trading and investment activities in Venezuela, but it has ceased oil product trading activities and oilfield services in Venezuela. In 2008, CNPC Exploration and Development Company Limited (“CNPC E&D”), a joint venture held as to 50% by us and 50% by CNPC, established a joint venture with PdVSA (the “JV”) to operate the Sinovensa block located in Carabobo, Monagas State, Venezuela, which block produces and sells heavy oil. CNPC E&D holds a 40% interest in the JV and PdVSA holds the remaining 60%. In the past two years, CNPC E&D contributed no new investment in the JV. We also indirectly hold minority interests in a few other small projects in Venezuela. For the year ended December 31, 2021, the share of net profit from the Sinovensa block and the other projects in aggregate accounted for approximately 0.6% of our net profit attributable to owners of the company.
About Other Countries and Regions
As a major supplier of essential energy sources in China, we may in the ordinary course of our business, develop ties with certain Chinese entities or individuals who are currently or in the future will be subject to various sanctions. We also have certain oil and gas assets in China’s Xinjiang region (as discussed in further detail in other sections of this annual report). There are currently no sanctions programs subjecting our business operations to material restrictions. In performing daily compliance work, on the one hand, we take great care to identify and assess risks related to having business dealings with sanctioned targets, and on the other hand, we strive to comply with PRC anti-sanctions and anti-boycott laws and regulations. When faced with the situation where foreign sanctions conflict with China’s anti-sanctions and anti-boycott rules, we may be obligated to comply with China’s rules. Hence, we may be unable to completely prevent all sanctions compliance risks.
Our controlling shareholder, CNPC, may have some operations in certain other countries and regions sanctioned by the U.S. to different extents. Our company has no involvement in or control over such activities of CNPC and CNPC’s subsidiaries and affiliates, and we have never received any revenue or profit derived from these activities. None of such activities result in us violating any U.S. or any other international sanctions.
Risks Related to Liquidity and Value of ADSs
In addition to the factors that have been included in this “Risk Factor” section and elsewhere of this annual report that have a potential impact on the liquidity and value of our ADSs, we foresee certain risks relating to the liquidity and value of our ADSs arising from potential changes in the legal environment and regulatory requirements in the countries we operate and where our securities are listed, including but not limited to, in the following respects:
Firstly, if in the future any restrictions are imposed, or any negative comments or warnings are made, by any government or governmental authorities on the flow of capital into China or China-based companies, or any escalation of geopolitical tensions or any news or rumors thereof, or if investment restrictions are imposed on us or we are threatened with investment restrictions, it may make potential investors shun away from our securities (including our ADSs) and/or certain of our existing investors (including ADS investors) may divest from us. As a result, the liquidity and value of our securities (including our ADSs) may be materially and adversely affected.
Secondly, if in the future, the Chinese government introduces new rules relating to “information security”, “data security” and/or “national security” with respect to overseas offerings and listings by China-based issuers and/or with respect to China-based issuers that are already listed, which results in our company being covered to any extent by any such new rules, we cannot rule out the risk that it may have an impact on the liquidity and value of our securities (including our ADSs). For example, in December 2021, the Chinese government published the
Provisions on the Administration of Overseas Securities Offering and Listing of Domestic Companies (Draft for Comments)
(the “Draft Overseas Listing Provisions”). The Draft Overseas Listing Provisions provides that if any domestic company proposes to conduct an overseas securities offering and listing, and (i) where it involves China’s foreign investment, cybersecurity, or data security rules, the company is obligated to take action to protect national security; (ii) where it involves security review rules, the company must go through the review process in accordance with applicable laws; and (iii) the competent department under the State Council may require the company to divest relevant businesses and/or assets to eliminate the impacts on national security, and if the filing of a proposed overseas offering and listing has been cleared, the filing may be rescinded. CSRC stated at the release of the Draft Overseas Listing Provisions that the rules after becoming effective will apply to initial offerings and listings, follow-on
offerings and refinancing, while the application of these rules to other overseas listed companies will be arranged at a later stage, thus providing a sufficient transitional period to those other overseas listed companies. We understand that these draft rules will implicate the applicable laws and regulations in relation to national security review, and (i) if the rules are enacted in the end, (ii) if our company is determined to be an operator of critical information infrastructure in the energy sector, (iii) if the companies in the energy sector are required to undertake the national security review in relation to their overseas listing, and (iv) if after its review according to the relevant laws and regulations, the competent PRC regulator determines that for the sake of protecting relevant data from disclosure, companies operating in the sector in which we operate are no longer suitable for being listed overseas, then the PRC government may prohibit or restrict overseas listing of domestic companies operating in our sector (such as our company). In that case,

•	we may be delisted from the U.S., whether voluntarily or by mandatory requirements, and investors of our ADSs will then have to sell their ADSs or convert the ADSs into our H Shares;

•	the market price of our ADSs may be materially and adversely affected by the risk aversion and other negative market sentiment, regardless of our actual operating conditions;

•	if any investor of our ADSs does not convert the ADSs held by him/her into our H Shares for any reason, those ADSs may eventually lose all market value due to the loss of liquidity on the NYSE;

•	affected by the decline in the market value of ADSs, the prices of our H Shares, the underlying securities of ADSs, may drop significantly;

•	the conversion of ADSs into H Shares will incur some costs and cause some inconvenience; and

•	if in the future we propose to conduct a follow-on offering overseas, the proposed offering may be hindered by the occurrence of any one or more of the foregoing events.
See also other risks disclosed in this “Risk Factors” section, such as “Risks Related to Audit Reports Prepared by an Auditor Who Is Not Inspected by the Public Company Accounting Oversight Board”, “Risks Related to Government Regulation”, “Risks Related to Outbound Investments and Trading”, “Risks Related to Sanctions and Trade Controls”, “Risks Related to Macro Economic Conditions” and “Risks Related to Pricing and Exchange Rate.”
Risks Related to Macro Economic Conditions
Our operations may be adversely affected by international and domestic economic conditions. As the oil and gas industry is sensitive to macro-economic
trends, oil and gas prices tend to fluctuate along with changes in macro-economic
conditions. We may experience pricing pressure on our refined products in recessionary periods, which would have an adverse effect on our profitability
.
Changes in macro-economic conditions can affect the demand for certain of our products. These factors may also lead to intensified competition for market share, with consequential potential adverse effects on sales volumes. Inflation may lead to increase in our operating costs. Notwithstanding the measures taken by the PRC government to control inflation, China may experience an increase in inflation in the future and our operating costs may become higher than anticipated. The financial, economic or political situation may also have a negative impact on third parties with whom we do business, and may impact their ability to perform contractual obligations to us. In addition, other factors that affect the macro economy, such as declining population growth rates, geopolitical tensions, conflicts and wars, trade and tariff policies, and major public health events, such as the
COVID-19
pandemic, may have an adverse impact on oil and gas and petrochemical industries, including us. Any of these factors may adversely affect our financial condition, results of operations and liquidity.
Risks Related to Competition
The oil, gas and petrochemicals industries are highly competitive. There is strong competition, both within the oil and gas industry and with other industries, in supplying the fuel needs of commercial, industrial and residential markets. In recent years, with the intensive reform of China’s petroleum, refining and chemical, natural gas, LNG and refined oils sales industries, we have been facing increasingly intense competition in the exploration, refinery, chemical, sales, and oil and gas service sectors from privately-owned companies, foreign-invested enterprises and other state-owned enterprises that recently entered the oil and gas industries. Alternative energy sources and new products also pose strong competition against the oil and gas and petrochemical industries. In particular, the booming of the new energy vehicle industry confronts the oil industry with tough challenges. In October 2020, the State Council issued the New Energy Vehicle Industry Development Plan (for 2021-2035), according to which, China expects that the share of new energy vehicles out of total vehicle sales in China to rise to 20% by 2025 and pure electric vehicles to account for the majority of vehicle sales by 2035. We expect to see continued rapid development of the new energy vehicle industry, which will adversely affect the consumption of refined oil products. Competition puts pressure on product prices, affects oil products marketing and requires continuous management focus on identifying new trends, reducing unit costs and improving efficiency. The implementation of our growth strategy requires continued technological advances and innovation, including advances in exploration & production, and refining & chemicals manufacturing technology and advances in technology related to energy usage. Our performance could be impeded if competitors developed or acquired intellectual property rights to technology that we required or if our innovation lagged the industry.
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
Risks Related to Outbound Investments and Trading
We are subject to various political, legal and regulatory environments in foreign countries in which we have investments or with which we conduct trading transactions. The legal and regulatory regimes of some of those countries may not be as developed or sophisticated and may differ in many significant respects from those prevailing in developed countries. Expansion into new international markets requires significant resources, management attention and increased legal compliance costs and subjects us to regulatory, economic, tax and political risks. We are also subject to general risks inherent in international operations, such as fluctuations in exchange rates, changes in trade policies, tariff regulations, embargoes and customs clearances, or other trade restrictions, as well political or social unrest or economic instability in regions in which we operate.
As we continue to expand our business and geographic footprint, including in countries with regulatory and compliance regimes with which we are unfamiliar, we will need to adapt and implement compliance and operational protocols to ensure compliance in each such market. The laws and regulations of various countries in which we currently operate or may operate in the future are evolving. Consequently, such laws and regulations may change and sometimes may conflict with each other, making it more difficult for us to be compliant and sometimes may be at odds such that we must make a strategic decision to abandon or scale back operations in some markets. At any time, authorities in the countries where we currently operate may require us to obtain additional, or extend existing, licenses, permits or approvals. However, there is no guarantee that we will be able to obtain these in a timely and cost-effective manner. Authorities may revoke existing licenses, and we may not be able to appeal any such revocations in a timely and/or effective manner, or at all.
Risks Related to Controlling Shareholder
We are a company with controlling shares ultimately owned by the state. CNPC, which is controlled by SASAC, is our controlling shareholder. SASAC’s control over CNPC and CNPC’s control over us are mainly shareholding relationships. SASAC holds the equity interests in state-owned enterprises (such as CNPC) on behalf of the Chinese government. As a result, in the corporate governance structure SASAC is a shareholder and accordingly has to comply with the shareholder’s rights and obligations under the PRC Company Law. Likewise, CNPC’s control over us is also subject to the shareholder’s rights and obligations under the PRC Company Law. Although SASAC does not exert direct influence over us, it can make decisions on significant matters relating to CNPC in its capacity as CNPC’s shareholder and CNPC can in turn resolve on significant matters of our company in its capacity as our shareholder (see the provisions in relation to shareholders’ rights and obligations in our Articles of Association). As a consolidated subsidiary of CNPC, we are subject to certain regulations in relation to state-owned assets. For example, we are subject to the audits by the National Audit Office of the PRC on the compliance of our business, finance and staff. For material merger and acquisition transactions, we are required to retain external asset appraisal firms to evaluate the target assets.
As of December 31, 2021, CNPC beneficially owned approximately 80.41% of our share capital. As a result, CNPC can vote on significant matters relating to our company by exercising its rights as our controlling shareholder, as set forth in detail in our Articles of Association. Accordingly, CNPC is in a position to:

•	direct our policies, management and other various affairs;

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

CNPC’s interests may occasionally conflict with those of some or all of our minority shareholders. We cannot assure you that CNPC, as our controlling shareholder, will always vote its shares in a way that benefits our minority shareholders.
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
In recent years, international prices for crude oil have fluctuated substantially in response to changes in global and regional economy, politics and supply and demand for crude oil. We do not have, and will not have, control over factors affecting international prices for crude oil. For example, in 2020, due to the outbreak of
COVID-19
pandemic and some other reasons, there was a rarely seen drastic drop in oil prices with an unprecedented negative oil price, while in 2022, due to the conflict between Russia and Ukraine and other reasons, crude oil prices rose significantly. Fluctuations and volatility in crude oil prices have a significant impact on our results of operations. The decline in international crude oil prices would have a material adverse effect on our upstream business profits, and also have an impact on our downstream business profits through China’s pricing mechanism of refined oil products, thereby adversely affecting our overall sales revenue and profits. Further, if crude oil prices remain at a low level for a prolonged period, we would be required to determine and estimate whether our oil and gas assets may suffer impairment and, if so, the amount of the impairment. An increase in crude oil prices may, however, increase the production costs of refined products, reduce demand for our products and affect our operating profits.

Under the current refined oil pricing mechanism implemented by the PRC government, when there is a change in the average crude oil price in the international market during a given time period, the PRC government can adjust refined oil prices. When international crude oil price experiences significant increases or volatility, the PRC government may strengthen its control over the refined oil prices. As a result, the regulation on refined product prices by the PRC government may reduce our profit and cause our refining assets to suffer impairment.
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
Currently, the Renminbi is not a freely convertible currency. Exchange and remittance of foreign currencies in China are subject to the supervision of the PRC government’s foreign exchange administrative agencies, such as through filings and/or approval requirements. We maintain a portion of cash and cash equivalents in foreign currencies in the course of our international business, while we receive most of our revenues in Renminbi. We convert foreign currencies from time to time to meet our foreign currency obligations, including repayment of foreign currency-denominated
debt, payment of overseas capital expenditures and equity investment, import of oil, gas, equipment and materials, and payment of dividends declared with respect to the H Shares and ADSs. The requirements of the PRC government such as filings and approvals with respect to foreign exchange transactions may impose restrictions on our international business.
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
Risks Related to Climate Change
In recent years, the oil industry has faced increasingly severe challenges posed by global climate change. Numerous international, domestic and regional treaties and agreements which restrict carbon emissions have been executed and become effective. China and some other countries in which we operate have adopted, or are considering the adoption of, regulations to reduce carbon emissions. These include the adoption of carbon emissions “cap and trade” regimes, carbon taxes, more stringent efficiency standards, and incentives or mandates for clean energy. The Chinese government has announced that China strives to hit carbon peak by 2030 and achieve carbon neutrality by 2060. These policies and measures will bring opportunities to our new energy business, but may lead to changes to our oil extraction and refining businesses. We will continue to enhance our oil and gas exploration and development while seek to explore and use new energy sources, aiming to achieve an integrated development of fossil energy and clean energy. Our proposed initiatives to pursue this strategy will include: to put more efforts into the development and exploitation of geothermal energy, solar energy, wind energy, hydrogen energy and other new energy; to promote the substitution of energy used for our operation with clean energy; to promote the development of gas-to-power
business; to increase investments in R&D of new energies; to enhance carbon capture, utilization and storage (CCUS) measures; and to improve the overall refinery yield of crude oil. We will endeavor to hit carbon peak by around 2025, achieve an equal share among new energy, oil and gas in our total production capacity (i.e., each accounting for one-third)
by around 2035, and achieve near-zero emissions by around 2050. In the course of striving to achieve this goal, we expect to encounter the following major risks:

•	In terms of market position : As a result of the acceleration of energy transition in China, clean energy players are expected to be offered more development opportunities and become increasingly competitive. On the contrary, the share of fossil fuels in primary energy consumption is expected to decrease. The Chinese government plans to increase the share of non-fossil
fuels in primary energy consumption from 15% in 2019 to around 25% by 2030. This would have an effect on our position in the refined oil market and the development strategies for the new energy market that we are currently implementing.

•
In terms of liquidity
: In order to achieve a success in relation to energy transition initiatives, we expect to spend more on developing and obtaining new technologies and investing in and implementing our business expansion strategy. This will require our company to maintain an appropriate level of liquidity sufficient to support our transition strategies.

•
In terms of compliance
: the Chinese government is expected to introduce more stringent policies and standards relating to climate change (mainly relating to energy conservation and carbon emission reduction), which could increase our compliance cost. Any noncompliance may subject us to government investigation or penalties.

•
In terms of legal proceedings
: as advised by our PRC legal counsel, at present, under existing PRC laws, the legal basis for initiating any environment-related litigation mainly relates to the laws governing natural resources, environmental or ecological protection. Whether such legal basis is directly applicable to climate change-related litigation remains subject to clarification by further legislation or judicial interpretation. There have only been a few cases in China that are directly or indirectly related to climate change and they are not typical enough to be referred to as precedents. As a result, the potential impact of climate change-related litigation in China on us is not estimable at this stage. Despite that, we have noticed that the Chinese government is working on building a comprehensive legal regime with respect to climate change, and hence we cannot rule out the risk of potential legal proceedings involving oil and gas companies or petrochemical companies in the future.

•
In terms of reputation
: A low carbon profile has become an important indication of the influence of energy companies and a major concern for stakeholders. If we fail to meet our low-carbon
development goals, our reputation may be affected adversely.

•
In terms of physical impact
: Natural disasters such as typhoons, rainstorms, floods, and landslides caused by climate change may directly damage our assets and business operations, and the resulting tentative disruption to the supply chain will indirectly affect our operations. As we are an integrated oil and gas operator, with operations extending from upstream to downstream, any tentative supply chain disruption will primarily impact the supply among different segments within our company, and to a lesser extent, the supply to external customers and suppliers. The aforementioned natural disasters may result in, among others, flooding of oil and gas wells, limitations on our ability to operate certain facilities, pipelines exposure, road disruptions and shipping suspensions, any of which can reduce the production of our oil and gas fields, the workload of our refineries and/or the sales volumes of our sales enterprises, and also adversely affect our external suppliers and customers. In extreme scenarios, it may cause tentative disruption of delivery and supply at various parts of the supply chains and adversely affect us and our external suppliers and customers.

See also “Risk Factors — Risks Related to Environmental Protection and Safety Production”.
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
Some of our oil and natural gas fields and production facilities are surrounded by residential areas or located in areas where natural disasters, such as earthquakes, floods and sandstorms, tend to occur more frequently than in other areas. Any natural disaster or accident encountered by our oil or natural gas fields or production facilities would aggravate any personal injuries, deaths and property damage.
Significant operating hazards and natural disasters such as earthquake, tsunami and health epidemics such as the
COVID-19
pandemic, may cause partial interruptions to our operations, property damage, personal injuries or deaths and environmental damage that could have an adverse impact on our production and operations and financial condition.
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
Risks Related to Liquidity
We have made best endeavors to ensure an appropriate level of liquidity and financing ability. However, as we are currently making our efforts to find high-quality large-scale reserves, strengthening capacity building in key areas, constructing new, expanding and upgrading some existing, refinery and petrochemical facilities and expanding the oil and gas terminal markets, we may have to make substantial capital expenditures and investments. In addition, we are endeavoring to advance energy transition and striving to achieve our pre-set
goals (see also “Risks Related to Climate Change”). We cannot assure you that the cash generated by our operations will be sufficient to fund these development plans or that our actual future capital expenditures and investments will not significantly exceed our current planned amounts. If either of these conditions arises, we may have to seek external financing to satisfy our capital needs. Our inability to obtain sufficient funding for our development plans could adversely affect our business, financial condition and results of operations.

Risks Related to Audit Reports Prepared by an Auditor who is not Inspected by the Public Company Accounting Oversight Board
As a company with shares registered with the SEC, and traded publicly in the United States, our independent registered public accounting firm is required under the laws of the United States to be registered with the Public Company Accounting Oversight Board, or the PCAOB, and undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Under PRC laws, however, the PCAOB is currently unable to inspect a registered public accounting firm’s audit work relating to a company’s operations in China without the approval of relevant Chinese authorities. The CSRC also stated that cross-border audit supervision should be realized through regulatory cooperation between China and the United States. Our independent registered public accounting firm’s audit of our operations in China is not subject to PCAOB inspections for the time being. In 2020, the Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law. According to the HFCAA, where a covered foreign company listed in the U.S. retains an auditor who has a branch or office located in a foreign jurisdiction, and the PCAOB is unable to completely inspect or investigate the auditor for three consecutive years because of a position taken by an authority in the foreign jurisdiction, the SEC may prohibit securities of such covered foreign company from being traded on any national securities exchange or over-the-counter
market in the U.S. and such covered foreign company is required to satisfy certain additional disclosure requirements. In December 2021, the SEC issued the rules to implement the requirements of the HFCAA. According to the rules, starting from the first half of 2022, the SEC will identify, determine and publish a list of the issuers identified by the SEC as subject to the HFCAA (a “covered issuer”); starting from 2024, SEC will impose a trading prohibition on issuers that remain covered issuers for three consecutive years. In December 2021, PCAOB issued the list of accounting firms that it is unable to inspect or investigate completely as determined by it. Both our current external auditor and our former external auditor were included in that list. It is possible that our company could be identified as a covered issuer shortly after the filing of this Form
20-F.
Further, the United States may enact other laws that may include similar rules seeking to address the PCAOB inspection issue. For example, the Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would shorten the number of
“non-inspection
years” from three years to two years. Although the Chinese and U.S. regulators are currently having dialogues in order to reach a regulatory agreement, we cannot predict whether the dialogues will produce the desired results, and if any, whether they will arrive timely. Implementation of the HFCAA or other efforts to increase U.S. regulatory access to audit information could expose us and the investors of our ADSs to a series of risks. For example,

•
the trading of our ADSs on the NYSE may be prohibited or our ADSs may be mandatorily delisted from the NYSE. If that happens, the investors of our ADSs will be forced to sell their ADSs or convert the ADSs into our H Shares;

•	the market price of our ADSs may be materially and adversely affected by the risk aversion and other negative market sentiment, regardless of our actual operating conditions;

•	if any investor of our ADSs does not convert the ADSs held by him/her into our H Shares for any reason, those ADSs may eventually lose all market value due to the loss of liquidity on the NYSE;

•	affected by the decline in the market value of ADSs, the prices of our H Shares, the underlying securities of ADSs, may drop down significantly; and

•	the conversion of ADSs into H Shares will incur some costs and cause some inconvenience.
The PCAOB has conducted inspections of independent registered public accounting firms outside of China and has at times identified deficiencies in the audit procedures and quality control procedures of those accounting firms. Such deficiencies may be addressed in those accounting firms’ future inspection process to improve their audit quality. Due to the inability of PCAOB to conduct regular inspections of audit work undertaken in China for the time being, PCAOB is unable to assess the compliance of our independent registered public accounting firm according to applicable U.S. laws and professional standards. This may cause the investors to lose confidence in our financial statements and reports to a certain extent.

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
Had the settlement terms not been adhered to, the Chinese member firms of “Big Four” accounting firms could have been suspended from practicing before the SEC, which could in turn prevent the timely filing of our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another registered public accounting firm to audit and issue an opinion on our financial statements and our internal control over financial reporting. A delinquency in our filing of the annual report with the SEC may result in the NYSE initiating delisting procedures, which could harm our reputation and have other material adverse effects on our overall growth and prospect.
Risks Related to Effectiveness of Internal Control over Financial Reporting
The SEC, as required by Section 404 of the
Sarbanes-Oxley
Act of 2002, has adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Although our management concluded that our internal control over our financial reporting as of December 31, 2021 was effective, and our independent registered public accounting firm has issued an attestation report, which concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2021, we may discover other deficiencies in the course of our future evaluation of our internal control over our financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, in accordance with the
Sarbanes-Oxley
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
Risks Related to the Enforceability of Securities Law Liabilities against Our Officers and Directors
PRC laws and regulations have their foundation in written laws, and PRC laws, regulations and legal requirements dealing with economic matters continue to evolve. PRC laws and regulations are different in certain material areas such as legislation, judicial system, and enforcement from those in the United States and other common law jurisdictions. Because of the non-binding
nature of prior court decisions in China, the enforcement of laws, regulations and legal requirements involve some degree of uncertainty. The PRC laws and regulations with respect to companies, securities and litigation are different in certain important aspects from those in the United States and other common law jurisdictions, and most of our assets are located in the PRC and most of our directors and substantially all of our executive officers reside in the PRC. As a result, it may be difficult for our shareholders (including investors of our ADSs) to enforce any judgments against our assets or the assets of our directors and officers in an event that they believe their rights have been infringed and even if they successfully bring an action against us or our directors and officers and they are successful in an action of this kind.
Furthermore, due to jurisdictional limitations, the ability of U.S. government agencies, such as the U.S. Securities and Exchange Commission, or the SEC, and the U.S. Department of Justice, or the DOJ, to investigate and bring enforcement actions against us may be limited. PRC laws may constrain the ability of our company and our directors and officers to cooperate with such an investigation or action. For example, according to Article 177 of the PRC Securities Law, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Without the consent of the securities regulatory department of the State Council and other competent authorities under the State Council, no organization or individual may provide documents or materials relating to securities business activities to overseas parties. As a result of the foregoing, our shareholders (including investors of our ADSs) may have difficulty in protecting their interests through actions against our company, directors, officers or our majority shareholder. Shareholder protection through actions initiated by the SEC, DOJ and other U.S. government agencies may also be limited. All these may have an adverse effect on the exercise of rights by the investors of our ADSs.
Risks Related to Anti-Monopoly Initiatives
The Anti-Monopoly Law of the PRC (the “Anti-Monopoly Law”) prohibits the entry into or implementation of any horizontal or vertical monopoly agreements, the taking of any action by abusing dominant market position, and any concentration of business operators that has or may have the effect of excluding or limiting competition. Penalties for violations of the Anti-Monopoly Law include, inter alia, confiscation of illegal gains and imposition of penalties as high as 10% of the sales revenue in the preceding year. We have directed our headquarter office and subsidiaries not to take any action in violation of the Anti-Monopoly Law or any of its supporting laws and regulation in their conduct of business, and have monitored company-wide anti-monopoly compliance through our internal compliance system. Despite that, we cannot assure you that our company can prevent all anti-monopoly compliance risks due to the fact that our company occupies a leading market position, the large scale of our business operations and our company has a large number of subsidiaries and branches. If in the future our company is determined to have deficiencies in the anti-monopoly compliance, or any business model adopted or particular transaction conducted by our company is determined, for example, to have abused our market position, entered into monopoly agreements, or implemented a concentration of business operators in violation of anti-monopoly requirements, we may be subject to investigations or enforcement actions by the government. In the case of such determination, in addition to being subject to a substantial fine, we may need to adjust our business model accordingly or make corresponding changes to a particular transaction structure. All of these would have a material adverse effect on our business operations, financial condition, operating results and corporate reputation, and may reduce the value of our securities and the profits distributable to our shareholders (including investors of our ADSs).
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
Risks Related to
COVID-19
Since 2020, affected by the
COVID-19
pandemic, the global oil supply and demand have undergone material changes, resulting in a drastic fluctuation in oil prices, creating heavy pressure on the oil and gas industry, which in turn posed a tough challenge to our operations.
In the past two years, many countries’ governments have imposed stringent restrictions to help avoid, or slow down, the spreading of
COVID-19,
including, for example, restrictions on international and local travel, public gatherings and participation in meetings, as well as closures of universities, schools, stores and restaurants, with some countries imposing strict curfews. In China, various forms of restrictions were imposed and certain of them continue to be in place, and there can be no assurance that these restrictions will not be extended further on one or more occasions. Although certain restrictions have been lifted, they may be reinstated in response to resurgence of the
COVID-19
pandemic. These measures have led to a significant decline in demand for, and prices of, our refined oil products, and the restrictions had an adverse effect in the short to medium-term on our oil and gas business chains. Globally, these widespread restrictions in various countries across the world resulted in a decrease in demand for oil, thereby also putting pressure on global oil prices.
Going forward, the impact of the
COVID-19
pandemic on our business will depend on a range of factors which we are not able to accurately predict, including the duration, severity and demographic and geographic scope of the pandemic, including any variants or resurgence and efficacy of any vaccines, the impact of the pandemic on economic activity in China and globally, and the nature and aggressiveness of measures adopted by governments. These factors include, but are not limited to:

•
The deterioration of socio-economic conditions and disruptions to our operations, such as our supply chain, refining or distribution capabilities, which may result in increased costs due to the need for more complex supply chain arrangements, to expand existing facilities or to maintain inefficient facilities, or in a reduction of our sales volumes.

•
Reductions or volatility in demand for crude oil and refined and petrochemical products due to quarantine or other travel restrictions, economic hardship, retail closures or illness, which may impact our revenue and market share.

•
Significant volatility in financial markets (including exchange rate volatility) and measures adopted by governments and central banks that further restrict liquidity, which may limit our access to funds, lead to shortages of cash or increase the cost of raising funds.

•	An adverse impact on our ability to engage in new, or consummate pending, strategic transactions on the agreed terms and timetable or at all.

As of the date of this report, there is significant uncertainty relating to the severity of the long-term adverse impact of the
COVID-19
pandemic on the global economy, global financial markets and the Chinese economy, and we are unable to accurately predict the long-term impact of the
COVID-19
pandemic on our business. To the extent the
COVID-19
pandemic will adversely affect our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to macro-economic conditions, pricing and liquidity. See also “Risk Factors — Risks Related to Marco Economic Conditions”, “Risk Factors — Risks Related to Pricing and Exchange Rate.” and “Risk Factors — Risks Related to Liquidity”.
Risks Related to Cyber Security
In recent years, we have increased the utilization of artificial intelligence, cloud computing, big data, Internet of Things, and other types of information technology (“IT”) in our production and operations, our activities are therefore heavily dependent on the reliability and security of our IT systems. Our IT systems may suffer disruptions due to technical failure and disruptions, cyber-attack, computer intrusions and viruses, power and network outages or natural disasters. We have adopted multi-layer technological measures for prevention and detection of cybersecurity problems, and we also train our employees in order to improve their awareness and ability to detect and respond to cybersecurity situations. If our measures prove to be insufficient, deficiencies in any processes could adversely affect or disrupt our normal operations or result in incidents or property loss or personal injuries. Cyberattacks may also result in proprietary information being altered, lost, or stolen; result in employee, customer, or third-party information or material intellectual property being breached, or otherwise disrupt our business operations. In case we suffer any grave cybersecurity incident, we could face regulatory actions, third party litigations or reputational harm in addition to being required to make compensation for direct losses resulting from the incident. As a result, we and our customers, employees, or third parties could be adversely affected, potentially having a material adverse effect on our business and financial conditions.
Risks Related to Insurance
Due to the fact that oil industry is susceptible to high and industry-specific
risks in nature, the current ordinary commercial insurance cannot cover all the risks we are exposed to. We maintain insurance coverage against liability risks relating to assets that have significant operational risks, auto risks, and third-party liabilities for personal, property, and environmental risks, but not all, potential losses. We may suffer material losses resulting from uninsurable or uninsured risks or insufficient insurance coverage.
Item 4
— INFORMATION ON THE COMPANY
Introduction
History and Development of Our Company
Our legal name is “
中国石油天然气股份有限公司
” and its English translation is PetroChina Company Limited.
We were established as a joint stock company with limited liability under the Company Law of the PRC on November 5, 1999 as part of a restructuring in which CNPC transferred to us most of the assets and liabilities of CNPC relating to its exploration and production, refining and marketing, chemicals and natural gas businesses. In April 2000, we completed a global offering of H Shares and ADSs. In September 2005, we completed a follow-on
offering of over 3 billion H Shares. In October 2007, we issued 4 billion A Shares. The A Shares were listed on the Shanghai Stock Exchange in November 2007. As of December 31, 2021, CNPC beneficially owned 146,882,339,136 A Shares and 291,518,000 H Shares in us, representing approximately 80.41% of our share capital in aggregate. The H Shares held by CNPC were through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC.

We are the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in China, one of the largest companies in China in terms of sales revenue, and also one of the largest companies in the world. Currently, our principal business lines include the exploration, development, transmission, production and marketing of crude oil and natural gas; the refining of crude oil and petroleum products, as well as the production and marketing of basic petrochemical products, derivative chemical products and other chemical products; the marketing and trading of refined oil products and non-oil
products; and the sale of natural gas. Going foward, we will actively develop new energy and new materials businesses.
Currently, substantially all of our crude oil and natural gas reserves and production-related
assets are located in China. Our exploration, development and production activities commenced in the early 1950s. For seven decades, we have conducted crude oil and natural gas exploration activities in many regions of China. We commenced limited refining operations in the mid-1950s.
Our chemicals operations commenced in the early 1950s. Our natural gas transmission and marketing activities commenced in Sichuan in Southwestern China in the 1950s. In the early 1960s, we began producing ethylene.
We have continued to pursue attractive business opportunities outside China as part of our business growth strategy to utilize both domestic and international resources to strengthen our competitiveness. Since 2005, we have acquired interests in various oil and natural gas assets in several countries, which significantly expanded our overseas operations and effectively increased our oil and gas reserves and production volumes. At the same time, we have been maintaining certain proportion of imported crude oil and natural gas in accordance with our needs. In 2021, we imported approximately 583.1million barrels of crude oil, as compared to 711.0 million barrels and 679.3 million barrels of crude oil in 2019 and 2020, respectively.
To address climate change concerns, we have adopted an energy transition plan. Pursuant to the plan, we will endeavor to hit carbon peak by around 2025, achieve an equal share among new energy, oil and gas (i.e., each accounting for one-third)
in our total production capacity by around 2035, and achieve near-zero emissions by around 2050. To that end, we will devote more resources to the development of and the promotion of the utilization of the wind, photovoltaic, thermal, electric power, hydrogen and other types of new energy sources and the promotion of gas power stations.
Our headquarters are located at 9 Dongzhimen North Street, Dongcheng District, Beijing, China, 100007, and our telephone number at this address is
(86-10)
5998-2622.
Our website address is www.petrochina.com.cn. The information on our website is not part of this annual report. We file our annual reports on Form
20-F,
interim reports on Form
6-K
and other documents required to be filed with the SEC on the SEC’s website www.sec.gov.

Our Corporate Organization Structure
The following chart illustrates our corporate organization structure as of December 31, 2021.

(1)	Indicates approximate shareholding.
(2)
Indicates approximate shareholding, including the 291,518,000 H Shares indirectly held by CNPC as of December 31, 2021 through Fairy King Investments Limited, a wholly owned overseas subsidiary of CNPC.

(3)	Includes PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, PetroChina Petrochemical Research Institute and several other companies.

*
Our major subsidiaries, all included in the chart above, are classified into different business segments based on the nature of their principal business activities. See Note 18 to our financial statements for a detailed discussion on this. Other than the major subsidiaries, companies in which we have equity interest mainly include China Oil & Gas Pipeline Network Corporation, CNPC Finance Co., Ltd., CNPC Captive Insurance Company Limited and other associate companies and joint ventures as well as other equity investments measured at fair value through other comprehensive income. See Note 16 and Note 17 to our financial statements for a detailed discussion.

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

In 2021, we adhered to innovation-driven development in the domestic exploration and development business, vigorously enhanced the exploration and development of oil and gas, and endeavored to promote profitable exploration and increase oil and gas reserves and output. We achieved multiple breakthroughs and important discoveries in Ordos, Tarim, Junggar, Sichuan and other key basins, confirmed various large-scale reserves areas, thereby significantly improving the reserves replacement ratio. We implemented the strategy to maintain stable production in old oil and gas fields and undertook construction of profitable capacity in new fields. We continued to maintain the stable output of oil while increasing that of natural gas, as a result of which, the proportion of the natural gas output continuously rose. In 2021, our domestic operations achieved (i) a crude oil output of 753.4 million barrels, representing an increase of 1.3% as compared with last year, (ii) a marketable natural gas output of 4,222.2 Bcf, representing an increase of 5.7% as compared with last year, and (iii) an oil and natural gas equivalent output of 1,457.4 million barrels, representing an increase of 3.4% as compared with last year. We endeavored to expedite our transition to a green and low-carbon
energy producer, including by investing significant efforts in the development of our new energy business, establishing the Shenzhen New Energy Research Institute, actively promoting the development of new energy and new industry-related projects and continuing to improve the development capability and increase the utilization of new energy sources. The Yumen photovoltaic power generation project with a capacity of 200,000 KW was completed and put into operation, a breakthrough which marked the start of external clean electricity supply for our exploration and production business. The Beijing-Tianjin-Hebei geothermal heating demonstration base, and a series of wind and photovoltaic power generation projects and CCUS projects in Jilin, Daqing, Changqing and Jidong proceeded steadily.
In 2021, our overseas oil and gas business developed steadily. Important discoveries have been made in various projects such as Niger and Chad, promoting the development of oil and gas exploration in those regions in an orderly manner. We completed the construction and commenced the production of multiple newly-built overseas projects such as the PSA project in Chad, and acquired partial interests in Rumaila project. A number of low profitability projects were transferred and disposed. As a result, the structure of our overseas oil and gas assets was continuously optimized. In 2021, (i) the crude oil output from overseas operations amounted to 134.5 million barrels, representing a decrease of 24.4% as compared with last year, (ii) the output of marketable natural gas was 197.8 Bcf, representing a decrease of 12.9% as compared with last year, and (iii) the output of oil and gas equivalent was 167.4 million barrels, representing a decrease of 22.4% as compared with last year. In 2021, the crude oil and natural gas produced by us at overseas regions accounted for 15.1%% and 4.5% of our total production of crude oil and natural gas, respectively, and accounted for 10.3% of our total oil and natural gas equivalent output. The decrease in overseas oil and gas production was mainly due to the impact of the increase in international oil prices, the decrease in product sharing of certain overseas projects and the production restriction policies in some resource-rich countries.
In 2021, our crude oil output amounted to 887.9 million barrels, representing a decrease of 3.7% as compared with last year. The marketable natural gas output reached 4,420.0 Bcf, representing an increase of 4.7% as compared with last year. The oil and natural gas equivalent output amounted to 1,624.8 million barrels, generally remaining the same as last year.
As of December 31, 2021, we hold exploration and exploitation licenses for oil and gas (including coalbed methane) covering a total area of approximately 263.4 million acres, including the exploration licenses covering a total area of approximately 227.0 million acres and the production licenses covering a total area of approximately 36.4 million acres.

The following table sets forth the financial and operating data of our exploration and production segment for each of the years ended December 31, 2019, 2020 and 2021:

	Year Ended December 31,
	2019	2020	2021
Revenue (RMB in millions)	676,320	530,807	688,334
Profit from operations (RMB in millions)	96,097	23,092	68,452
Proved developed and undeveloped reserves Crude oil (million barrels)	7,253.3	5,206.1	6,063.8
Natural gas (Bcf)	76,236.0	76,437.1	74,915.9
Production
Crude oil (million barrels)	909.3	921.8	887.9
Natural gas for sale (Bcf)	3,908.0	4,221.0	4,420.0
Reserves
As of December 31, 2021, our total estimated proved reserves of crude oil was approximately 6,063.8 million barrels and our total estimated proved reserves of natural gas was approximately 74,915.9 Bcf. As of December 31, 2021, proved developed reserves for crude oil and natural gas accounted for 88.6% and 56.8% of our total proved crude hydrocarbon reserves, respectively. Total proved hydrocarbon reserves, including our overseas crude oil reserves of 778.2 million barrels and overseas natural gas reserves of 1,455.9 Bcf, increased by 3.4% from approximately 17,945.6 million BOE as of December 31, 2020 to approximately 18,549.8 million BOE as of December 31, 2021. Natural gas as a percentage of total proved hydrocarbon reserves was 67.3% as of December 31, 2021.
Approximately 54%, 54% and 57% of our estimated proved reserves as of December 31, 2019, 2020 and 2021, respectively, were assessed by our internal assessment team and audited by our independent engineering consultants. Other information regarding our estimated proved reserves was based on the reserves reports prepared by our independent engineering consultants in accordance with the reserves assessment methodology generally adopted in the U.S. The reserves assessments and reports of our company were performed and prepared in compliance with SEC’s oil and gas reserves reporting rules. Our reserves estimates include only crude oil and natural gas which we believe can be reasonably produced within the current terms of our production licenses or within the terms of the licenses which we are reasonably certain to be renewed. See “Regulatory Matters — Exploration Licenses and Production Licenses” for a discussion of our production licenses. Also see “Item 3 — Key Information — Risk Factors — Risks Related to Oil and Gas Reserves” for a discussion of the uncertainty inherent in the estimation of proved reserves.
We have adopted methods generally accepted in the industry to assess our proved reserves, including production decline curve analysis methods, volumetric methods, material balance methods, and reservoir simulation methods, or a combination of these methods, and took into account economic conditions in performing the assessments. Basic information used by us to assess our proved reserves estimates include geological, geophysical, engineering and financial data as well as other relevant data. In order to satisfy the requirements for establishing a reasonable certainty for proved reserves, including material increase in proved reserves estimates, we adopted field-tested repeatable and consistent reliable technologies, including, among others, logging, 3D seismic data, rock core analyses, static or dynamic pressure tests and production well testing. To the extent that appropriate analogous reservoirs are available, we use analogous reservoir parameters to enhance the quality of our reserves assessment results so as to be consistent with the reliable results required for proved reserves assessment as specified in applicable SEC rules.
Internal Controls Over Reserves Estimates
We have appointed a reserves management committee. The leader of the committee is our president.

We have implemented a practicing professional certification regime to supervise our employees engaged in oil and gas reserves evaluation and auditing functions. We have set up a team of reserves auditors covering our headquarter office and regional companies to perform reserves evaluation and audits. Meanwhile, we have established a special reserves management department in our exploration and production segment. Each of the officers and employees of that department has over 20 years of experience in oil industry and many years of experience in
SEC-guided
reserves evaluation. All of the members of that department hold national certified qualifications for handling reserves matters. Each regional company has established a reserves management committee and a multi-disciplinary
reserves research office. Mr. Duan Xiaowen from the Reserves Administration Division of our exploration and production branch company, is the person in charge of our reserves estimation. Mr. Duan holds a bachelor’s degree in geology and a master’s degree in business administration. He has many years of work experience in oil and gas exploration and development industry and has been engaged in reserves estimate and management for a long time. Since 2008, Mr. Duan has been involved in the supervision of reserves estimation and management in our company. In 2016, Mr. Duan became the division head primarily responsible for overseeing the preparation of the reserves estimates, estimation technology and management. The reserves research offices of the regional companies are responsible for estimating newly discovered reserves and updating the estimates of existing reserves. The results of our oil and gas reserves assessment are subject to a two-level
review by both the regional companies and our exploration and production branch company, with final examination and approval of the reserves management committee.
In addition, we commissioned independent assessment firms to independently reassess or audit our annually assessed proved reserves in accordance with relevant SEC rules. We disclose the reserves in accordance with the SEC’s oil and gas reporting rules.
The independent engineering consultants providing us with reserves audit and/or assessment for 2021 were DeGolyer and MacNaughton, Ryder Scott Company L.P., GLJ Petroleum Consultants and McDaniel & Associates Consultants Ltd. None of them or their partners, senior officers or employees has any direct or indirect financial interest in our company and the remunerations to the firms are not in any way contingent upon reported reserves estimates. The summaries of the reserves assessment reports and audit reports issued to us by the foregoing independent engineering consultants have been included as exhibits 15.1 through 15.5 to this annual report on Form
20-F.
The following table sets forth our estimated proved reserves (including proved developed reserves and proved undeveloped reserves), proved developed reserves and proved undeveloped reserves of crude oil and natural gas and the changes therein as of December 31, 2019, 2020 and 2021.

	Crude Oil and Condensate (1)	Natural Gas (2)	Combined
	(Million barrels)	(Bcf)	(BOE, in millions)
Proved developed and undeveloped reserves
On a consolidated basis:
Reserves as of December 31, 2018	7,640.8	76,467.0	20,385.3
Revisions of previous estimates	(49.7)	(765.6)	(177.1)
Extensions and discoveries	480.6	4,442.6	1,221.0
Improved recovery	90.9	—	90.9
Production for the year	(909.3)	(3,908.0)	(1,560.8)
Reserves as of December 31, 2019	7,253.3	76,236.0	19,959.3
Revisions of previous estimates	(1,553.1)	(595.3)	(1,652.2)
Extensions and discoveries	385.2	4,976.1	1,214.6
Improved recovery	107.7	—	107.7
Purchased	15.0	106.9	32.8
Sold	(80.2)	(65.6)	(91.1)
Production for the year	(921.8)	(4,221.0)	(1,625.5)
Reserves as of December 31, 2020	5,206.1	76,437.1	17,945.6
Revisions of previous estimates	1,159.1	(2,011.6)	824.1

	Crude Oil and Condensate (1)	Natural Gas (2)	Combined
	(Million barrels)	(Bcf)	(BOE, in millions)
Extensions and discoveries	472.3	4,885.3	1,286.5
Improved recovery	116.7	27.0	121.2
Purchased	—	—	—
Sold	(2.5)	(1.9)	(2.8)
Production for the year	(887.9)	(4,420.0)	(1,624.8)
Reserves as of December 31, 2021	6,063.8	74,915.9	18,549.8
Proved developed reserves
As of December 31, 2018	5,843.1	40,128.2	12,531.1
Of which: domestic	5,203.4	38,433.2	11,609.0
Overseas	639.7	1,695.0	922.1
As of December 31, 2019	5,473.8	39,869.6	12,118.7
Of which: domestic	4,840.0	38,376.3	11,236.0
Overseas	633.8	1,493.3	882.7
As of December 31, 2020	4,653.6	42,076.7	11,666.4
Of which: domestic	3,987.0	40,732.3	10,775.8
Overseas	666.6	1,344.4	890.6
As of December 31, 2021	5,374.8	42,575.6	12,470.7
Of which: domestic	4,799.6	41,343.5	11,690.2
Overseas	575.2	1,232.1	780.5
Proved undeveloped reserves
As of December 31, 2018	1,797.7	36,338.8	7,854.2
Of which: domestic	1,626.4	36,046.9	7,634.2
Overseas	171.3	291.9	220.0
As of December 31, 2019	1,779.5	36,366.4	7,840.6
Of which: domestic	1,659.8	36,156.8	7,686.0
Overseas	119.7	209.6	154.6
As of December 31, 2020	552.5	34,360.4	6,279.2
Of which: domestic	387.9	34,062.0	6,064.9
Overseas	164.6	298.4	214.3
As of December 31, 2021	689.0	32,340.3	6,079.1
Of which: domestic	486.0	32,116.5	5,838.8
Overseas	203.0	223.8	240.3
Share of proved developed and undeveloped reserves in associates and joint ventures calculated by the equity method
As of December 31, 2018	321.4	429.4	392.9
As of December 31, 2019	287.1	393.6	352.7
As of December 31, 2020	195.5	362.7	256.0
As of December 31, 2021	208.5	511.4	293.7

(1)	The crude oil and condensate oil reserves as of December 31, 2021 include 278.9 million barrels of NGLs.
(2)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.
As of December 31, 2019, 2020 and 2021, our total proved developed and undeveloped reserves on consolidated basis and on equity method, were 20,312 million BOE, 18,202 million BOE and 18,844 million BOE, including 7,540 million, 5,402 million and 6,272 million barrels of crude oil and condense, and 76,629.6 Bcf, 76,799.8 Bcf and 75,427.3 Bcf of natural gas.
Our proved undeveloped reserves were 6,079.1million BOE as of December 31, 2021, representing a decrease of 3.2% as compared to 2020. The main changes in our proved undeveloped reserves in 2021 included

(i) an increase of 1,286.5 million BOE through extensions and discoveries; (ii) an increase of 121.2 million BOE through improved recovery; (iii) a reduction of 332.4 million BOE due to certain downward adjustments primarily for purposes of optimizing investment in proved undeveloped reserves; and (iv) the conversion of 1,275.4 million BOE of proved undeveloped reserves into proved developed reserves. In 2021, we spent RMB124,587 million on developing proved undeveloped reserves.
The overwhelming majority of our proved undeveloped reserves are situated around the oil fields that are currently producing. Some of our proved undeveloped reserves of natural gas are scheduled for development more than five years after their initial disclosure primarily due to the effect of long-term
natural gas supply contracts. The sale of natural gas produced from our reserves located in China is subject to our long-term
contractual obligations to provide a stable supply of natural gas to customers. We sell all of the natural gas under long-term
supply arrangements with customers.
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
Most of our proved reserves are located in China and no individual country, region or continent outside of China contains 15% or more of our total proved reserves. In the years ended December 31, 2019, 2020 and 2021, our overseas proved reserves, taken together, accounted for 5.2%, 6.2% and 5.5% of our total proved reserves, respectively.

The following tables set forth our crude oil and natural gas proved reserves and proved developed reserves by region as of December 31, 2019, 2020 and 2021.

	As of December 31,
	2019		2020		2021
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
Crude oil reserves (Million barrels)
Daqing	1,300.9	1,137.4	928.6	881.5	960.1	936.6
Changqing	2,098.7	1,376.2	1,262.5	1,185.8	1,516.1	1,380.4
Xinjiang	975.8	834.3	717.2	677.8	825.9	774.1
Other regions in China	2,140.6	1,506.1	1,479.6	1,254.9	1,983.5	1,708.5

Overseas	737.3	619.8	818.2	653.6	778.2	575.2

Total	7,253.3	5,473.8	5,206.1	4,653.6	6,063.8	5,374.8

Natural gas Reserves (1) (Bcf)
Changqing	25,589.5	9,362.5	25,969.8	10,700.7	25,467.6	10,910.4
Tarim	22,633.8	14,184.2	22,680.6	15,091.9	21,128.9	14,711.3
Chuanyu	14,421.5	7,953.2	14,933.6	8,316.5	15,580.2	9,074.3
Other regions in China	11,890.5	6,878.3	11,212.0	6,624.9	11,283.3	6,647.5

Overseas	1,700.7	1,491.4	1,641.1	1,342.7	1,455.9	1,232.1

Total	76,236.0	39,869.6	76,437.1	42,076.7	74,915.9	42,575.6

(1)	Represents natural gas remaining after field separation for condensate removal and reduction for flared gas.
Exploration and Development
We currently conduct exploration and development in 12 provinces, two municipalities under the direct administration of the central government and three autonomous regions in China as well as in certain regions in other countries.
The following table sets forth the number of wells we drilled, or in which we participated, and the results thereof, in 2019, 2020 and 2021.

Year		Daqing	Xinjiang	Changqing	Tarim	Other regions in China (1)	Overseas	Total
2019
	Net exploratory wells drilled (2)	211	157	584	51	576	34.6	1,613.6
	Crude oil	195	148	359	15	366	23.5	1,106.5
	Natural gas	2	9	49	13	96	1.8	170.8
	Dry (3)	14	—	176	23	114	9.3	336.3
	Net development wells drilled (2)	3,008	1,274	5,948	126	4,147	478.8	14,981.8
	Crude oil	2,990	1,270	4,319	71	3,172	469.2	12,291.2
	Natural gas	12	4	1,586	47	960	9.6	2,618.6
	Dry (3)	6	—	43	8	15	—	72.0

Year		Daqing	Xinjiang	Changqing	Tarim	Other regions in China (1)	Overseas	Total
2020
	Net exploratory wells drilled (2)	166	151	661	35	526	24.0	1,563.0
	Crude oil	142	120	380	11	345	17.9	1,015.9
	Natural gas	9	9	53	8	65	1.8	145.8
	Dry (3)	15	22	228	16	116	4.3	401.3
	Net development wells drilled (2)	3,264	1,048	4,630	123	2,998	210.5	12,273.5
	Crude oil	3,240	1,040	3,082	57	2,349	209.5	9,977.5
	Natural gas	11	8	1,512	59	642	1.0	2,233.0
	Dry (3)	13	—	36	7	7	—	63.0
2021
	Net exploratory wells drilled (2)	207	149	604	39	457	23.3	1,479.3
	Crude oil	160	86	371	15	265	15.6	912.6
	Natural gas	17	17	43	8	90	1.1	176.1
	Dry (3)	30	46	190	16	102	6.6	390.6
	Net development wells drilled (2)	3,387	736	4,034	75	3,124	266.4	11,622.4
	Crude oil	3,370	732	2,483	42	2,497	262.2	9,386.2
	Natural gas	6	4	1,518	30	620	4.2	2,182.2
	Dry (3)	11	—	33	3	7	—	54.0

(1)	Represents the Liaohe, Jilin, Huabei, Dagang, Southwest, Tuha, Qinghai, Jidong, Yumen, Zhejiang, Southern and other oil regions.
(2)	“Net” wells refer to the wells after deducting interests of others.
(3)	“Dry” wells are wells with insufficient reserves to sustain commercial production.
As of December 31, 2021,we had 615 net wells in the process of being drilled, including 6.1 net wells located outside of China. As of December 31, 2021, we had 7,172 net wells with multiple completions, including 61.0 net wells located outside of China.
Oil-and-Gas
Properties
The following table sets forth our interests in developed and undeveloped acreage by oil region and in productive crude oil and natural gas wells as of December 31, 2021.

			Acreage (1) (Thousand acres)
	Productive Wells (1)		Developed		Undeveloped
Oil Region	Crude Oil	Natural Gas	Crude Oil	Natural Gas	Crude Oil	Natural Gas
Daqing	77,085	636	1,361.84	190.25	478.04	323.37
Changqing	68,494	22,979	2,005.33	7,871.47	958.12	2,510.27
Xinjiang	34,559	303	471.31	65.55	210.86	24.84
Tarim	1,636	816	379.78	304.54	395.25	277.14

Other regions (2)	75,852	14,829	1,517.00	2,013.15	699.64	1,912.02

Overseas Total	8,185.4	227.3	288.08	38.64	23.60	10.68

Total	265,811.4	39,790.3	6,023.34	10,483.6	2,765.51	5,058.32

(1)	Includes all wells and acreage in which we have an interest.

(2)	Represents the Liaohe, Jilin, Huabei, Dagang, Southwestern, Tuha, Qinghai, Jidong, Yumen, Zhejiang, Southern and other oil regions.
The term of our production licenses covering our acreage located in China varies from 10 to 30 years, depending on the actual size of the blocks. The production licenses with respect to our oil and gas acreage located in China are renewable upon application prior to expiration. Our developed and undeveloped acreage located outside China relates to multiple concessions, blocks and leases, which have materially different contractual terms and conditions. The term of our licenses for acreage development outside China generally varies from 20 to 30 years, and the contracts for certain projects are renewable on a preferred basis upon application prior to expiration. Our decision as to whether to apply for a renewal of any production license for any project located outside China depends on our assessment of the prospects of such project and the need of our development strategies. None of our undeveloped acreage located outside China will expire in the near future.
Production
The following table sets forth our historical average net daily crude oil and natural gas production by region and our average sales price for the years ended December 31, 2019, 2020 and 2021.

	For the Year Ended December 31,			% of 2021
	2019	2020	2021
Crude oil production (1)
(thousand barrels per day, except percentages or otherwise indicated)
Daqing	608.7	595.7	596.3	24.5
Changqing	488.8	497.7	513.0	21.1
Xinjiang	252.1	262.2	273.6	11.2
Other (2)	1,141.6	1,162.9	1,049.7	43.2

Total	2,491.2	2,518.5	2,432.6	100.0

Annual production (million barrels)	909.3	921.8	887.9
Domestic	739.7	743.8	753.4
Overseas	169.6	178.0	134.5
Average sales price (US$ per barrel)	60.96	40.33	65.58
Natural gas production (1)(3)
(million cubic feet per day, except percentages or otherwise indicated)
Changqing	3,481.3	3,757.6	3,916.9	32.3
Tarim	2,535.2	2,748.0	2,820.6	23.3
Chuanyu	2,375.6	2,793.7	3,140.3	25.9
Other (4)	2,314.9	2,233.5	2,231.8	18.5

Total	10,707.0	11,532.8	12,109.6	100.0

Annual production (Bcf)	3,908.0	4,221.0	4,420.0
Domestic	3,633.0	3,993.8	4,222.2
Overseas	275.0	227.2	197.8
Average realized price (US$ per Mcf)	5.39	4.80	7.59

(1)	Production volumes for each region include our share of the production from all of our cooperative projects with foreign companies in that region.
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

In 2021, we supplied a substantial majority of our total crude oil sales to our own refineries. In addition, we and Sinopec supply crude oil to each other’s refineries to allow supplies to be easily obtained from nearby resources.
The following table sets forth our average sales prices and average lifting costs of crude oil and natural gas of our company on an overall basis and those in China in 2019, 2020 and 2021.

	Crude Oil Average Realized Prices (RMB/ton)	Natural Gas Average Realized Prices (RMB/Kilostere)	Average Lifting Cost (US$/BOE)
2019
Overall	3,107	1,313	12.11
— China	3,097	1,437	13.29
2020
Overall	2,056	1,170	11.10
— China	2,111	1,314	12.19
2021
Overall	3,126	1,729	12.30
— China	3,140	1,426	13.06
Principal Oil and Gas Regions
Daqing Oil Region
In 1950s, we discovered the Daqing oil region. The Daqing oil region is our largest oil and gas producing property, located in the Songliao basin and consisting of 40 oilfields. In 2021, the Daqing oil region produced an average of 596.3 thousand barrels of crude oil per day, representing approximately 24.5% of our total daily crude oil production.
As of December 31, 2021, our proved crude oil reserves in the Daqing oil region were 960.1 million barrels, representing 15.8% of our total proved crude oil reserves. As of December 31, 2021, the crude oil reserves-to-production
ratio of the Daqing oil region was approximately 4 years.
Daqing’s crude oil has low sulfur and high paraffin content. As many refineries in China, particularly those in Northeastern China, primarily refine Daqing crude oil, we have a stable market for the crude oil we produce in the Daqing oil region.
Changqing Oil and Gas Region
In the early 1990s, we discovered the Changqing oil and gas region, which covers parts of Shaanxi Province, Gansu Province, Ningxia, Inner Mongolia and Shanxi Province and consists of 47 oil and gas producing blocks. In 2021, the Changqing oil region produced an average of 513.0 thousand barrels of crude oil per day and an average of 3.9 Bcf of natural gas for sale per day, respectively, representing approximately 21.1% of our total daily crude oil production, and approximately 32.3% of our total daily natural gas for sale, respectively.
As of December 31, 2021, the Changqing oil and gas region had total proved crude oil reserves of 1,516.1 million barrels and total proved natural gas reserves of 25,467.6 Bcf, respectively, representing 25.0% of our total proved crude oil reserves and 34.0% of our total proved natural gas reserves, respectively. As of December 31, 2021, the crude oil and gas reserves-to-production
ratio at the Changqing oil region was approximately 14 years.

In January 2001, we discovered the Sulige gas field in the Changqing oil and gas region, which had total proved natural gas reserves of 14,793.7 Bcf as of December 31, 2021. Sulige gas field is currently the largest gas field in China.
Changqing crude oil has low sulfur content and is paraffin-based. We have configured the Changqing oil region with refineries specializing in the refining of Changqing crude oil located in the adjacent area. Sinopec also has refineries nearby. In addition, supporting railway facilities have been built for outgoing transportation of relevant products from the Changqing oil and gas region. We therefore have a stable market for the crude oil we produce in the Changqing oil region. The majority of the natural gas produced at the Changqing oil and gas region has been transmitted to Beijing, Tianjin and Hebei regions and a small portion is offered for sale in Shaanxi, Inner Mongolia, Gansu, Ningxia and other parts of Northwestern China.
Xinjiang Oil Region
We commenced operations in the Xinjiang oil region in 1951. The Xinjiang oil region is located in the Junggar basin in Northwestern China, consisting of 29 oil producing blocks. In 2021, our crude oil production fields in the Xinjiang oil region produced an average of 273.6 thousand barrels per day, representing approximately 11.2% of our total daily crude oil production.
As of December 31, 2021, our proved crude oil reserves in the Xinjiang oil region were 825.9 million barrels, representing 13.6% of our total proved crude oil reserves. As of December 31, 2021, the crude oil reserves-to-production
ratio at the Xinjiang oil region was approximately 8 years.
Xinjiang crude oil comes in multiple varieties, namely light crude oils, medium crude oils and heavy crude oils. We have configured Xinjiang oilfields with refineries located in the adjacent area and pipelines for crude oil outgoing transportation so that the crude oil produced in the Xinjiang oil region can be delivered to other refineries located in the western region. We therefore have a stable market for the crude oil we produce in the Xinjiang oil region.
Tarim Oil and Gas Region
In 1980s, we discovered Tarim oil and gas region. The Tarim oil and gas region is located in the Tarim basin in Northwestern China, consisting of 14 oil producing blocks. In 2021, the Tarim oil and gas region produced an average of 128.9 thousand barrels of crude oil per day and an average of 2.8 Bcf of natural gas for sale per day, respectively, representing approximately 5.3% of our total daily crude oil production, and approximately 23.3% of our total daily natural gas for sale, respectively.
As of December 31, 2021, the Tarim oil and gas region had total proved crude oil reserves of 483.8 million barrels and total proved natural gas reserves of 21,128.9 Bcf, respectively, representing 8.0% of our total proved crude oil reserves and 28.2% of our total proved natural gas reserves, respectively. As of December 31, 2021, the oil and natural gas reserves-to-production
ratio in the Tarim oil and gas region was approximately 18 years.
We deliver natural gas in the Tarim oil and gas region through gas pipelines to the central and eastern regions of China where there is strong demand for natural gas.
Chuanyu Gas Region
We commenced natural gas exploration and production in the Chuanyu gas region in the 1950s. The Chuanyu gas region is located in the Sichuan basin in Southwestern China, consisting of 117 gas producing blocks.
In 2021, the Chuanyu gas region produced an average of 3.1 Bcf of natural gas for sale per day, representing approximately 25.9% of our total daily natural gas for sale. As of December 31, 2021, our proved natural gas reserves in the Chuanyu gas region were 15,580.2 Bcf, representing 20.8% of our total proved natural gas reserves. As of December 31, 2021, the natural gas reserves-to-production
ratio in the Chuanyu gas region was approximately 14 years.
In 2019, we discovered the Sichuan shale gas field in the Chuanyu gas region. As of December 31, 2021, the proved reserves in the Sichuan shale gas field were 1,804.1 Bcf.
The majority of the natural gas produced at the Chuanyu gas region is offered for sale in the Chuanyu region and only a small portion is transmitted to Central and South China.
Refining and Chemicals
We now operate 33 enterprises located in nine provinces, four autonomous regions and three municipalities to engage in refining of crude oil and petroleum products, as well as the production and marketing of basic petrochemical products, derivative chemical products and other chemical products.
The following table sets forth the financial and operating data of our refining and chemicals segment for each of the years ended December 31, 2019, 2020 and 2021.

	Year Ended December 31,
	2019	2020	2021
Revenue (RMB in millions)	1,000,062	774,775	974,972
Profit from operations/(loss) (RMB in millions)	16,077	(1,834)	49,740
Crude oil processed (million barrels)	1,228.4	1,177.5	1,225.0
Crude oil primary distillation capacity (million barrels/year)	1,463.0	1,492.6	1,492.6
Production of refined oil products (thousand tons)	117,791	107,042	108,712
Refining
Refined Products
We produce a wide range of refined products at our refineries. Some of the refined products are for our internal consumption and used as raw materials in our petrochemical operation. The table below sets forth production volumes for our principal refined products for each of the years ended December 31, 2019, 2020 and 2021.

	Year Ended December 31,
Principal Products	2019	2020	2021
	(In thousand tons)
Diesel	54,628	50,719	48,245
Gasoline	50,430	46,280	49,388
Kerosene	12,733	10,043	11,079
Lubricants	1,630	1,575	1,964
Fuel oil	1,672	4,086	6,662
Naphtha	12,829	12,706	12,878
Our Refineries
Most of our refineries are strategically located close to our crude oil production and storage bases along the crude oil and refined product transmission pipelines and railways, which provide our refineries with secure supplies of crude oil and facilitate our distribution of refined products to the domestic markets.

In 2021, we developed our refining business by adhering to the market-orientated principle and closely aligning production with sales. We endeavored to pursue the strategy to reduce oil refining and increase chemical production, including by further reducing the yield of refined oil and optimizing the refining product mix. We reduced the ratio of diesel to gasoline in our production to 0.98 by December 31, 2021, and substantially increased the output of aviation kerosene, lube base oil and paraffin in 2021. We continuously optimized the allocation of resources by following the principle to allocate more crude oil resources to enterprises which contributed more profits.
In 2019, 2020 and 2021, our exploration and production operations supplied approximately 55.7%,57.6% and 55.8%, respectively, of the crude oil processed in our refineries.
In 2021, Daqing Petrochemical, Jilin Petrochemical, Fushun Petrochemical, Lanzhou Petrochemical, Dushanzi Petrochemical, Dalian Petrochemical, Dalian West Pacific, Liaoyang Petrochemical, Huabei Petrochemical, Urumqi Petrochemical, Guangxi Petrochemical, Sichuan Petrochemical and Yunnan Petrochemical were our principal refineries in terms of both primary distillation capacity and refining throughput. The table below sets forth the primary distillation capacity and refining throughput of our principal refineries as of December 31, 2019, 2020 and 2021.

	As of December 31,
	2019	2020	2021
Primary distillation capacity (1) (thousand barrels per day)
Daqing Petrochemical	121.5	202.4	202.4
Jilin Petrochemical	198.4	198.4	198.4
Fushun Petrochemical	222.7	222.7	222.7
Lanzhou Petrochemical	212.6	212.6	212.6
Dushanzi Petrochemical	202.4	202.4	202.4
Dalian Petrochemical	415.0	415.0	415.0
Dalian West Pacific	202.4	202.4	202.4
Liaoyang Petrochemical	182.2	182.2	182.2
Huabei Petrochemical	202.4	202.4	202.4
Urumqi Petrochemical	172.1	172.1	172.1
Guangxi Petrochemical	202.4	202.4	202.4
Sichuan Petrochemical	202.4	202.4	202.4
Yunnan Petrochemical	263.2	263.2	263.2
Other refineries	1,208.6	1,208.7	1,208.7

Total	4,008.3	4,089.3	4,089.3

(1)	Represents the primary distillation capacity of crude oil and condensate.

	As of December 31,
	2019	2020	2021
Refining throughput (thousand barrels per day)
Daqing Petrochemical	122.3	122.6	163.6
Jilin Petrochemical	186.1	178.8	158.7
Fushun Petrochemical	176.4	162.8	145.2
Lanzhou Petrochemical	185.2	183.7	182.4
Dushanzi Petrochemical	124.9	143.6	147.6
Dalian Petrochemical	324.4	269.0	317.8
Dalian West Pacific	146.0	166.0	166.9
Liaoyang Petrochemical	170.5	173.3	165.9
Huabei Petrochemical	128.9	110.4	123.5
Urumqi Petrochemical	117.6	123.2	125.4
Guangxi Petrochemical	196.5	157.5	197.2
Sichuan Petrochemical	177.2	207.3	166.9
Yunnan Petrochemical	216.9	154.8	197.0
Other refineries	1,092.7	1,072.9	1,098.0

Total	3,365.6	3,225.9	3,356.1

In 2021, The Changqing and Tarim
ethane-to-ethylene
projects were completed and put into operation, and the construction of Guangdong Petrochemical and other key projects was accelerated.
The table below sets forth the major indicators of the realized productivity of our refineries in each of 2019, 2020 and 2021.

	2019	2020	2021
Average utilization rate of primary distillation capacity (%)	85.1	80.0	82.5
Average yield for principal refined products (%) (1) (2)	71.8	68.2	66.8
Overall refining yield (%)	93.5	93.5	93.9

(1)	Principal refined products include gasoline, kerosene, diesel and lubricant.
(2)	“Yield” represents the number of tons of a refined product expressed as a percentage of the number of tons of crude oil from which that product is processed.
Chemicals
Most of our chemical plants are close to our refineries and are connected to the refineries by pipelines, providing additional production flexibility and opportunities for cost competitiveness. The raw materials required by our chemicals operations are mainly supplied by our own refineries.
In 2021, we maintained high-load operation of our chemical plants, and increased production and sales of high-end
and high-value-added chemical products when appropriate, by closely monitoring market demand and price changes and forecasting market trends. We endeavored to promote the new materials business, including by establishing the Shanghai Institute for New Materials, enhancing scientific and technological innovation, launching a number of technological research and actively carrying out R&D of new chemical products and new materials. We also proactively adjusted the operation philosophy, developed marketing strategies for chemical products on a region-by-region
basis, promoted the online operation of “PetroChina
e-Chemical”,
actively expanded
high-end
market and
end-customer
channel of chemical products. In 2021, the volume of our chemical products for sale increased by 6.7% as compared with last year. The output of products, such as ethylene, synthetic resin, synthetic rubber and urea, increased to some extent as compared with last year. The output of functional synthetic resin, high-performance synthetic rubber, special fibers, high-end
carbon materials and other new materials increased significantly in 2021.

Our Chemical Products
The table below sets forth the production volumes of our principal chemical products for each of the years ended December 31, 2019, 2020 and 2021.

	Year Ended December 31,
	2019	2020	2021
	(In thousand tons)
Basic petrochemicals
Ethylene	5,863	6,345	6,713
Derivative petrochemicals
Synthetic resin	9,580	10,287	10,903
Synthetic fiber raw materials and polymers	1,309	1,278	1,146
Synthetic rubber	910	1,001	1,044
Other chemicals
Urea	1,208	2,163	2,422
We are one of the major producers of ethylene in China. We use the bulk of the ethylene we produce as a principal feedstock for the production of many chemical products, such as polyethylene. As of December 31, 2021, our annual ethylene production capacity was 7,410 thousand tons. We produce a number of synthetic resin products, including polyethylene, polypropylene and ABS. As of December 31, 2021, our annual production capacities for polyethylene, polypropylene and ABS were 6,460 thousand tons, 4,220 thousand tons and 710 thousand tons, respectively.
Marketing of Chemicals
Our chemical products are distributed to a number of industries including the automotive, construction, electronics, pharmaceutical, printing, electrical appliances, household products, insulation, packaging, paper, textile, paint, footwear, agriculture and furniture industries.
The following table sets forth the sales volumes of our chemical products by principal product category for each of the years ended December 31, 2019, 2020 and 2021.

	Year Ended December 31,
Products	2019	2020	2021
	(In thousand tons)
Derivative petrochemicals
Synthetic resin	9,777.8	10,912.8	11,302.1
Synthetic fiber	39.1	25.2	22.7
Synthetic rubber	1,011.1	1,098.4	1,066.4
Intermediates	11,354.7	12,929.0	13,525.6
Other chemicals
Urea	1,561.2	2,596.9	2,399.1
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
high-end
markets, and maintained growth in trading volume and improved operation results.

The following table sets forth the financial and operating data of our marketing segment for each of the years ended December 31, 2019, 2020 and 2021:

	Year Ended December 31,
	2019	2020	2021
Revenue (RMB in millions)	2,075,044	1,497,533	2,170,062
(Loss)/profits from operations (RMB in millions)	(2,878)	(2,906)	13,277
External sales volume of gasoline, kerosene and diesel (thousand tons)	187,712	161,230	163,307
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
In relation to domestic marketing, in 2021 we further enhanced our domestic marketing efforts, and used every endeavor to expand our sales and improve profitability while ensuring the smooth operations of the business chain. We actively innovated the business model of our domestic marketing business, accelerated the promotion and application of direct wholesale apps, flexibly adjusted gasoline and diesel marketing strategies, put into use the first batch of commercial intelligent fueling robots and continued to improve the quality and efficiency of retailing business. We invested efforts into the development of gas stations in the markets where we have an advantage or higher profitability. The number of gas stations in operation reached 22,800. Development of our new energy business was accelerated, with the first integrated service demonstration station to offer oil, gas, hydrogen, electricity and non-fueling
products completed and put into operation in Beijing. Furthermore, a series of hydrogen refueling stations, battery-swap stations and photovoltaic stations were put into operation. We strengthened our integrated and mutual marketing efforts for oil and non-oil
businesses, promoted the marketing of our own commodities, poverty alleviation commodities and specialty commodities, and the gross profit of non-oil
business increased significantly as compared with last year.
In relation to international trade, in 2021 we focused on domestic and overseas resources and markets, deepened global integration and cooperation, optimized supply chain management, enhanced the marketing efforts for oil and gas, optimized the pace of refined oil exports, and expanded overseas markets for refining and chemical products.
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

The following table sets forth information relating to our sales for each of the years ended December 31, 2019, 2020 and 2021 in the marketing segment:

	As of December 31,
	2019	2020	2021
Sales volume of gasoline, kerosene and diesel (thousand tons)	187,712	161,230	163,307
Of which: Gasoline	76,366	66,084	65,981
Kerosene	21,183	14,350	15,598
Diesel	90,163	80,796	81,728
Domestic sales volume of gasoline, kerosene and diesel (thousand tons)	118,995	105,896	112,493
Of which: gasoline	53,546	49,188	52,626
Kerosene	8,696	8,331	9,005
Diesel	56,753	48,377	50,862
Lubricants (thousand tons)	977	1,404	1,565
Market share in domestic refined oil market (% ）	36.7	35.9	35.3
Number of service stations	22,365	22,619	22,800
Of which: owned service stations	20,955	21,042	20,734
Sales volume per service station (tons/day)	10.08	8.48	8.05
Number of convenience stores	20,021	20,212	20,178
Natural Gas and Pipeline
We are China’s largest natural gas seller. We sell natural gas primarily to industrial companies, power plants, fertilizer and chemical companies, commercial users and municipal utilities owned by local governments.
In 2021, we developed the business of the natural gas and pipeline segment by seizing the favourable opportunities of recovery in market demand, vigorously developing wholesale and retail markets as well as direct supply and sales customers, strengthening the efforts to promote the combination of oil with gas, integration of gas and power and integration of gas fired power and new energy, and actively carried out online bidding transactions. We continued to optimize the structure of gas resources, and effectively ensured the safe and stable supply of natural gas. The construction of key projects proceeded in an orderly manner. The Tangshan LNG emergency peak regulation safeguarding project, the third phase of the Jiangsu LNG terminal stations and related branch pipelines were completed and put into operation.
The following table sets forth the financial and operating data of our natural gas and pipeline segment for each of the years ended December 31, 2019, 2020 and 2021:

	As of December 31,
	2019	2020	2021
Revenue (RMB in millions)	391,023	370,771	417,022
Profit from operations (RMB in millions)	26,108	72,410	43,965
Total length of natural gas pipelines (km)	53,291	22,555	17,329
Total length of crude oil pipeline (km)	20,091	7,190	7,340
Total length of refined oil products pipeline (km)	13,762	1,406	1,407
Total volume of natural gas sold (Bcf)	9,149.8	8,784.4	9,675.4
Our Principal Markets for Natural Gas
We sell our natural gas across China. Our natural gas supply covers all provinces, municipalities under direct administration of the central government, autonomous regions and Hong Kong of China, except Macau and Taiwan. The Bohai Rim, the Yangtze River Delta and the Southwestern region in China are our principal markets for natural gas. In addition, provinces such as Inner Mongolia, and Anhui consume more and more natural gas and have become another significant natural gas market of us. We supply natural gas to these regions primarily through pipelines except for Tibet where we supply natural gas by LNG tanker trucks.
Driven by environmental and efficiency concerns, the PRC government is increasingly encouraging industrial and residential use of natural gas. The PRC government has adopted a number of laws, regulations and policy goals to encourage the use of clean energy, such as natural gas and liquefied petroleum gas, to reduce environmental pollution. The PRC government has granted preferential tax rate to natural gas operations. The current value-added tax rate for natural gas is 9%, while the value-added tax rate for crude oil and refined oil products is 13%. In 2017, the PRC government issued a new policy to accelerate the large-scale and high-efficient utilization of natural gas in urban gas, industrial fuel, gas-fired
power generation and transportation, and to significantly increase the proportion of use of natural gas in primary energy consumption. The overall goal of the policy is that the proportion of natural gas in the primary energy consumption to reach around 10% by 2020 and 15% by 2030, and the underground gas storage to form an effective working gas volume of over 14.4 billion cubic meters by 2020 and over 35 billion cubic meters by 2030. We believe that these favorable policies will continue to benefit our natural gas business.
Pipeline Business
In 2020, we sold our interests in certain branch companies, subsidiaries and associated companies, which together held our major pipeline assets to PipeChina in exchange for 29.9% of the equity interests in PipeChina and a cash consideration. The assets included our major oil and gas pipelines, certain gas storage facilities, oil storage facilities, LNG terminals and ancillary facilities, and the initial oil and gas inventory contained therein. In 2021, our subsidiary Kunlun Energy sold its equity interests in two entities holding pipeline assets to PipeChina for a cash consideration. Upon completion of the transactions, PipeChina has become the operator of the pipeline assets, providing us and other customers with pipeline transmission services. Pursuant to our agreements with PipeChina, PipeChina warranted that after completion of the transactions, the target assets shall remain in normal operations, and the quality of the services provided to us to be no lower than the previous level. Furthermore, PipeChina undertook that it will not take any action or allow any nonaction that may adversely affect our continuous normal use of any target assets in our production and operation. The pipeline assets retained by us after completion of the transactions mainly consist of the internal pipelines within our oil and gas fields and the pipelines connecting our oilfields to our refineries. As a shareholder of PipeChina, we participate in the corporate governance of PipeChina in accordance with its articles of association and we coordinate with PipeChina on our requirements and proposals with respect to the pipeline operations according to the agreements entered into between PipeChina and us.
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
Exploration and Production Operations
We are the largest onshore oil and gas company in China in terms of proved crude oil and natural gas reserves as well as crude oil and natural gas production and sales. However, we compete with other domestic oil and gas companies for the acquisition of desirable crude oil and natural gas prospects. Similarly, we face some competition in the development of offshore oil and gas resources. In 2019, the Chinese government lifted the restrictions on foreign investment in oil and gas exploration and development, which had been limited to joint ventures and cooperation, introduced market competition mechanisms in the oil and gas industry to support private enterprises participating in oil and gas exploration and development. These policy changes mean that the barriers to entering the area of oil and gas exploration have been removed, and our exploration and development business may face heightened competition from foreign capital and private enterprises. In addition, the competition of international energy supply has intensified, the crude oil market continues to fluctuate, and price volatility has become frequent. We believe that our experience in crude oil and natural gas exploration and production and our advanced exploration and development technologies that are suitable for the diverse geological conditions in China will enable us to maintain our leading position in discovering and developing crude oil and natural gas reserves in China.
Refining and Chemicals Operations and Marketing Operations
We compete with our primary competitor Sinopec in our refining and chemicals operations and marketing operations on the basis of price, quality and customer service. Most of our refineries and chemical plants are located in the Northeastern and Northwestern regions of China where we have the significant market share for refined products and chemical products. We sell the remainder of our refined products and chemical products to the Eastern, Southern, Southwestern and
Central-southern
regions of China, where our products have a considerable market share. The Eastern and Southern regions of China, where refined products and chemical products are in higher demand, are important markets for our refined products and chemical products. Sinopec has a strong presence in the Eastern and Southern regions of China in competition with us, and most of Sinopec’s refineries, chemical plants and distribution networks are located in these regions in close proximity to these markets. Moreover, as the newly constructed facilities of CNOOC commenced operation in the same region, large quantity of chemical products have been marketed into that area, which made the competition even intense. We expect that we will continue to face competition in our refined products and chemical products sales in these regions.
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
In addition, we also face competition from alternative energy. Alternative energy is developing rapidly in China, and electric power, liquefied gas, natural gas and biodiesel have increasingly become effective alternatives to refined oil, continually reducing the demand for refined oil. Among them, vehicular natural gas is still the main substitute for refined oil. Driven by the national policy and breakthroughs in battery and self-driving technologies, China’s electric vehicle industry has developed rapidly, which has led to a rapid growth in the number of electric cars in China. Electricity is expected to replace vehicular natural gas as the primary alternative energy source for refined oils and will continuously reduce the importance of refined oils as a major energy source. In October 2020, the State Council issued the New Energy Vehicle Industry Development Plan (for 2021-2035), according to which China expects that the share of new energy vehicles out of total vehicle sales in China will rise to 20% by 2025 and pure electric vehicles will account for the majority of vehicle sales by 2035.
Natural Gas and Pipeline Operations
We are the largest natural gas supplier in the PRC in terms of sales volume. Currently, we mainly face competition from Sinopec, CNOOC, coal-based
natural gas producers and importers of natural gas and LNG in the supply of natural gas to Beijing, Tianjin, Hebei Province, Shanghai, Jiangsu Province, Anhui Province, Henan Province, Hubei Province, Hunan Province and the Northwestern regions of China, our existing principal markets for natural gas. Currently, Sinopec has natural gas fields in Sichuan Province and Chongqing Municipality and sells natural gas to users in places such as Sichuan Province, Chongqing, Hunan Province, Jiangsu Province, Zhejiang Province and Shanghai. We have also expanded into the coastal regions in Eastern and Southern China where we face competition from CNOOC and Sinopec. Over the recent years, as the reform of the oil and gas regulatory system has continuously progressed amidst macro-economic changes, the reshaping of the oil and gas industry has accelerated in China. In addition to us, Sinopec and CNOOC, more and more other companies are expected to join the competition in the natural gas resources sector and oil and gas terminal business. In 2020, PipeChina acquired certain major pipeline assets from our company and several other oil and gas companies, making it the largest pipeline operator in China and enabling it to provide market participants with equal access to pipeline resources. This is expected to have a far reaching effect on the competitive landscape of the oil and gas industry in China and is expected to intensify the competition at the upstream resources segment and the downstream sales segment. We believe that our advantages in natural gas resources, production, sales and technologies will enable us to maintain our position as a leading player in the natural gas markets in China. See “Item 3 — Risk Factors — Risks Related to Government Regulation”, “Item 3 — Key Information — Risk Factors — Risks Related to Competition”, “Item 4 — Information on the Company — Natural Gas and Pipeline” and “Item 5 — Operating and Financial Review and Prospects — Trend Information”.
Environmental Matters
We are subject to numerous national, regional and local environmental laws and regulations promulgated by the governments in those jurisdictions. These laws and regulations concern our oil and gas exploration and production operations, petroleum and petrochemical products and other activities. In particular, some of these laws and regulations:

•	require an environmental impact evaluation report to be submitted and approved prior to the commencement of exploration, production, refining and chemical projects;

•	restrict the type, quantities, and concentration of various substances that can be released into the environment in connection with drilling and production activities;

•	limit or prohibit drilling activities within protected areas and certain other areas; and

•	impose penalties for pollution resulting from oil, natural gas and refining operations, including criminal and civil liabilities for serious pollution.
These laws and regulations may also restrict the emissions into the air and discharges into water from our gas processing plants, chemical plants, refineries, pipeline systems and other facilities that we own or operate. In addition, our operations are subject to laws and regulations relating to the generation, handling, storage, transportation, disposal and treatment of solid waste materials.
In 2019, 2020 and 2021, we paid a total environmental protection tax of approximately RMB139 million, RMB143 million and RMB155 million, respectively.

To meet future environmental obligations, we are engaged in a continuous program to develop effective environmental protection measures. These measures include:

•	building eco-friendly projects;

•	improving the quality of refined oil products and reducing toxic substances in refined oil products;

•	improving the utilization efficiency of energy sources, water, land, raw materials and other resources, and continuously reducing emissions and effluents from operations;

•	strengthening the automated monitoring and control of effluents and emissions;

•	adopting clean production technologies and enhancing the comprehensive utilization of oil containing wastes and other similar solid wastes; and

•
deploying across our company on a world-wide basis a centralized HSE management system and risk management platform to identify environmental risks, and implementing strict hierarchical management and level by level prevention of environmental risks.

Our capital expenditures on environmental programs in 2019, 2020 and 2021 were approximately RMB2.30 billion, RMB2.94 billion and RMB3.92 billion, respectively.
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
Intellectual Property
Our logo “
” is jointly owned by us and CNPC and has been used since December 26, 2004. Together with CNPC, we have applied for trademark registrations of the logo both in China and abroad. We have received 506 International Trademark Registration Certificates for our logo covering more than 50 jurisdictions
.

As of December 31, 2021, we owned approximately 19,145 patents in China and other jurisdictions. We were granted 1,983 patents in 2021.
Regulatory Matters
Overview
China’s oil and gas industry is subject to extensive regulation by the PRC government with respect to exploration, production, transmission and marketing of crude oil and natural gas as well as production, transportation and marketing of refined products and chemical products. The central government authorities which exercise control over China’s oil and gas industry include, but not be limited to:

•
The National Energy Administration, or the NEA, which is primarily responsible for the formulation of energy development plans and annual directive plans, approving major energy-related projects and facilitating the implementation of sustainable development of energy strategies, coordinating the development and utilization of renewable energy and new energy, and organizing matters relating to energy conservation and comprehensive utilization as well as environmental protection for the energy industries.

•
The Ministry of Natural Resources, or the MNR, which has the authority to grant, examine and approve mineral resources exploration and production licenses, and to oversee the registration and transfer of exploration and production licenses;

•	The Ministry of Commerce, or the MOFCOM, which

•	sets and grants import and export volume quotas for crude oil and refined products in accordance with the market supply and demand in China as well as WTO requirements for China;

•	issues import and export licenses for crude oil and refined products to oil and gas companies that have obtained import and export quotas;

•	is responsible for the record-filing of Sino-foreign joint venture contracts, and monitoring the foreign investors’ oil and gas exploration projects in the PRC; and

•	is responsible for approving and filing of overseas investment projects by PRC enterprises.

•	The National Development and Reform Commission, or the NDRC, which

•	is responsible for industry administration, industry policy and policy coordination over China’s oil and gas industry;

•	publishes guidance prices for natural gas and maximum retail prices for gasoline and diesel;

•	formulates the plan for aggregate import and export volume of crude oil and refined products in accordance with the market supply and demand in China;

•	approves significant petroleum, natural gas, oil refinery and chemical projects set forth under the Catalogs of Investment Projects Subject to Approval of the Central Government; and

•	approves Sino-foreign equity and cooperative projects of certain types.

•	The Ministry of Ecology and Environment, which

•
is responsible for taking measures to address climate change concerns, proposing and formulating significant strategies, plans and policies to address climate change concerns and reduce greenhouse emissions, and supervising the achievement of emissions compliance targets;

•
is responsible for supervising and administering the prevention and treatment of environmental pollution, and guiding, coordinating and supervising the protection and restoration of the ecological environment;

•
is responsible for supervising and administering the ecological and environmental access, evaluating the environmental impact of critical economic and technological policies and development plans, and significant economic development programs entrusted to it by the State Council; examines and approves or reviews environmental impact evaluation documents for critical development or construction areas, plans or projects; and formulates and organizes the implementation of the ecological and environment access lists;

•	The National Anti-Monopoly Bureau, which

•	is responsible for proposing and formulating anti-monopoly rules, measures and guidelines;

•	is responsible for organizing the implementation of anti-monopoly enforcement actions; and

•	is responsible for organizing and guiding the fair competition reviews.
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
The MNR comprehensively promotes the manner which mining rights are granted through competitive ways, such as bidding, auction or listing, while strictly limits the non-competitive
ways.
China has implemented the regulation of unified licensing of oil and gas exploration and production, pursuant to which, if an oil and gas exploration license holder discovers any oil and gas reservoir available for production, it may commence production immediately after having submitted a report to the local natural resource authorities, and is not required to obtain a separate oil and gas production license. If such oil and gas exploration license holder has since then conducted oil and gas production activities, it is required to enter into a mining rights grant contract and complete the mining rights registration in accordance with applicable laws within five years thereafter.
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
Pricing
In recent years, the pricing of gasoline, diesel, natural gas and pipeline transmission services, depending on the situation, has either been subject to government guiding prices or government set prices, while the pricing of crude oil and other refined oil products is not subject to government regulation.
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

On March 13, 2020, the NDRC issued the updated version of the
Central Pricing Catalogue
. According to the updated Catalogue, in the interim, prices of refined oil products will continue to be determined by the existing pricing mechanism, as adjusted in line with the fluctuations in international oil prices. The updated Catalogue indicates that based on the progress of the oil and gas reform, China will fully liberalize the pricing of refined oil products and allow it to be entirely market-based in due course.
On May 18, 2021, the NDRC issued the
Notice on the Action Plan for Deepening the Pricing Reform During the 14th Five-Year Plan Period
. In the Notice, the NDRC stated that during the 14
th
Five-Year Plan period, the Chinese government will conduct research to enhance the pricing mechanism for refined oil products in line with the changes in the domestic and international energy market conditions and the progress in the domestic energy pricing system.
Natural Gas
According to the updated Central Pricing Catalogue issued by the NDRC on March 13, 2020, the prices of offshore gas, shale gas, coal bed methane, coal gas, LNG, gas supplied directly to certain customers, gas supplied to and resold by gas storage facilities, gas publicly traded on trading platforms, gas imported through pipelines put into operation after 2015, and citygate gas prices in those provinces possessing conditions for determining citygate gas prices through competition should become market based. The prices of other domestically produced onshore pipeline gas and the citygate prices of the gas imported through pipelines put into operation before the end of 2014 should in the interim continue to be determined by the existing pricing mechanism, and will be liberalized and become market-based in due course as the reform to marketize the natural gas sector progresses. Pursuant to the natural gas pricing reform programs issued by the NDRC in recent years, at present, the PRC government regulates natural gas pricing mainly through the citygate benchmark price. Under this regime, gas suppliers and purchasers would determine the specific citygate prices for their transactions through negotiations by using the citygate benchmark prices published by the relevant local governments as the base and then adjusting the base either upwards by no more than 20% or downwards without limit. The NDRC also rolled out seasonal natural gas prices to encourage market-oriented pricing. Natural gas production and marketing enterprises and users are encouraged to proactively trade on natural gas trading platforms. Prices of natural gas publicly traded on natural gas exchanges such as Shanghai Oil and Gas Exchange and Chongqing Oil and Gas Exchange are entirely driven by market conditions.
On May 18, 2021, the NDRC issued the
Notice on the Action Plan for Deepening the Pricing Reform During the 14th Five-Year Plan Period
. In the Notice, the NDRC stated that during the 14
th
Five-Year Plan period, China would steadily advance the oil and natural gas pricing reform. By following the guidelines “to control the middle and liberalize the two ends” and in line with the progress in the independent operation of natural gas pipeline network and diversification of the entities operating in oil and gas exploration and development, gas supply and gas sales sectors, the market-oriented citygate gas pricing reform will be steadily pushed forward, enhancing the mechanism to synchronize the terminal selling prices with the purchasing costs. Meanwhile, great effort will be made to coordinate the boosting of fair access to urban gas distribution networks, reduce the gas distribution levels, tighten the monitoring over the gas distribution pricing, and explore ways to advance the marketization of the pricing of the natural gas supplied to end users.
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

On October 9, 2016, the NDRC issued
Regulation on Administration of the Pipeline Transmission Tariff for Natural Gas (on trial)
and
Rules on Supervision and Review of the Costs Used in Setting the Pipeline Transmission Tariff (on trial)
, which provides that effective January 1, 2017, the pipeline transmission tariff for natural gas shall be reviewed and determined on the principle of “permissible costs plus reasonable margins”, and the rules intended to regulate the tariff charged by companies engaged in cross-province pipeline transmission operation.
On March 27, 2019, the NDRC issued the N
otice on Adjusting the Inter-provincial Pipeline Natural Ga
s
Transmission Tariff
, which adjusted the transmission tariff for 13 inter-provincial pipelines companies including PetroChina Beijing Natural Gas Pipeline Co., Ltd. and others.
On June 7, 2021, the NDRC issued the
Regulation on Administration of the Pipeline Transmission Tariff for Natural Gas (Interim)
and the
Rules on Supervision and Review of the Costs Used in Setting the Pipeline Transmission Tariff (Interim).
The Regulations and the Rules generally simplified the current mechanism for setting the natural gas pipeline transmission tariffs by reducing the number of China’s pipeline price zones from 15 to 4. According to the Regulations and the Rules, going forward, the rates of return allowed for natural gas pipeline network transmission businesses shall be adjusted dynamically by taking into account China’s national strategic requirements and industrial development needs and users’ bearing capacity. The Regulation and Rules further state that the initially approved rate of return shall be 8% and the depreciable life of the pipelines used for setting the natural pipeline transmission tariffs shall be extended from 30 years to 40 years.
Production and Marketing
Crude Oil
Each year, the NDRC publishes the projected target for the production and process of crude oil in China based on the domestic consumption estimates submitted by domestic producers, including but not limited to us, Sinopec and CNOOC, the production of these companies as well as the forecast of international crude oil prices. The actual production volumes are determined by the producers themselves and may vary from estimates. The MOFCOM and its local branches were previously responsible for supervising and managing the crude oil market. Enterprises that meet certain operating conditions may apply for the permit for crude oil sales and warehousing business. On December 3, 2019, the MOFCOM issued the
Notice on Proper Implementation of the Reform to “Streamline Administration, Delegate Power, Strengthen Regulation and Improve Services” in the Administration of Circulation of Refined Petroleum Products
. According to the Notice, MOFCOM offices will no longer accept applications for qualifications for crude oil marketing or warehousing business, or for amendment, renewal or cancellation of the certificates of such qualifications, and such certificates shall expire automatically upon expiration and will not be taken back. This means that the operation of crude oil marketing and warehousing business will no longer be subject to MOFCOM approval.
Refined Products
Historically, only we and Sinopec had the right to conduct gasoline and diesel wholesale business. Other companies, including foreign invested companies, were not allowed to engage in wholesale of gasoline and diesel in China’s domestic market. In general, only domestic companies, including
Sino-foreign
joint venture companies, were permitted to engage in retail of gasoline and diesel. Since December 11, 2004, wholly foreign-owned
enterprises are permitted to conduct refined oil retail business. Since January 1, 2007, when the
Measures on the Administration of the Refined Products
Market
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
According to the Notice, any market player proposed to engage in the refined petroleum product wholesale and warehousing activities may commence and carry out such activities in accordance with applicable laws and regulations after they meet relevant criteria and obtain relevant qualifications or pass relevant acceptance tests and is not required to obtain operating licenses from MOFCOM. On December 31, 2020, the General Office of the MOFCOM issued the
Guidelines for the Administration of the Refined Petroleum Product Circulation Sector
. According to the Guidelines, any market player engaged in refined petroleum product wholesale and warehousing business activities shall comply with laws and regulations and criteria related to enterprise registration, land and resources administration, planning and construction, oil product quality, safety production, environmental protection, firefighting, terrorism-fighting, tax, transportation, meteorology, metering, etc., obtain relevant qualifications or pass relevant acceptance tests, and shall carry out business operation in accordance with laws and regulations. This means that the operation of refined oil marketing and warehousing business will no longer be subject to MOFCOM approval.
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
Agreement between CNPC and us.
In 2019, the Chinese government lifted the restrictions on foreign investment in oil and gas exploration. As a result, foreign companies are allowed to enter the oil and gas exploration and production sector by wholly-owned enterprises.
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
The State Further Liberalized Oil And Gas Market Access
On June 30, 2019, the NDRC and the MOFCOM jointly issued
Special Management Measures for Foreign Investment Access (Negative List) (2019 Edition)
, pursuant to which, the restrictions on oil and gas exploration and development that were previously limited to joint ventures and cooperation were lifted.
On December 4, 2019, the Chinese government issued the
Opinions on Creating a Better Development Environment to Support the Reform and Development of Private Enterprises
, which further liberalized market access for private enterprises. It states that in key industries and fields such as power, telecommunications, railways, oil and gas, the state liberalizes competitive businesses and further introduces market competition mechanisms. It encourages private enterprises to enter the industries of oil and gas exploration and development, refining and sales, and construction of infrastructures such as storage, transportation and pipeline transportation of crude oil, natural gas and refined oil. It encourages qualified enterprises to participate in crude oil imports and refined oil exports.
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
Capital Investment and Financing
Capital investments in exploration and production of crude oil and natural gas made by Chinese oil and gas companies are subject to approval by or filing with relevant government authorities. The following projects are subject to approval by the NDRC or the competent local authorities:

•	facilities for taking delivery of and storing liquefied petroleum gas (excluding accessory projects of oil or gas fields or refineries);

•	new facilities for taking delivery of or storing imported liquefied natural gas (including expansion on a different site other than the original facilities);

•	oil or gas transmission pipeline networks (excluding gathering and transmission pipeline networks of oil or gas fields);

•	new refineries, expansion of existing primary processing refineries;

•	new ethylene, paraxylene (PX), diphenylmethane diisocyanate (MDI) projects ； and

•	new coal-to-olefins projects, new coal to paraxylene (PX) projects, and new coal-to-methanol projects with a capacity of 1 million tons per annum or more.

Taxes, Fees and Royalties
We are subject to a variety of taxes, fees and royalties. The table below sets forth the major taxes, fees and royalty fees payable in China by us or by Sino-foreign oil and gas exploration and development cooperative projects. Our subsidiaries which have legal person status should report and pay enterprise income tax to the relevant tax authorities based on the applicable laws and regulations.

Tax Item	Tax Base	Tax Rate
Enterprise income tax	Taxable income	Standard rate is 25%; from January 1, 2021 to December 31, 2030, the corporate income tax on enterprises incorporated in encouraged industries in the western region of China will be levied at a reduced rate of 15%.

Value-added tax	Revenue
9% for liquefied natural gas, natural gas, liquefied petroleum gas, agricultural film and fertilizers and 13% for oil products and other products.

From January 1, 2021 to December 31, 2025, (1) for natural gas imported under the long-term trade gas contracts signed before the end of 2014 and confirmed by the NDRC, the import value-added tax will be refunded at a rate of 70%; and (2) for other types of natural gas, if the import price is higher than the reference benchmark value, the import value-added tax will be refunded at a rate equal to a fraction, of which the numerator is equal to the import price less the reference benchmark value, and the denominator is the import price.

Consumption tax	Aggregate volume sold or self-consumed	RMB1.52 per liter for gasoline, naphtha, solvent naphtha and lubricant and RMB1.2 per liter for diesel, aviation kerosene and fuel oil.

Resource tax	Sales	The standard rate is 6%; but exemption or reduction may apply if qualified. From April 1, 2018 to December 31, 2023, shale gas production enjoys a 30% reduction.

Crude oil special gain levy	Sales amount above specific threshold	Five-level progressive tax rates from 20% to 40%, taxable if the crude oil price reaches the threshold of US$65 per barrel.

Environmental protection tax	Air pollution equivalent, water pollution equivalent, solid waste pollution equivalent and noise exceeding the standard decibel
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

Mining right royalty	Area	RMB100 to RMB500 per square kilometer per year for exploration; RMB1,000 per square kilometer per year for production.

Royalty fee (1)	Production volume	Progressive rate of 0-12.5% for crude oil and 0-3% for natural gas.

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
Policies, Regulations and Rules to Address Climate Change Concerns
On September 22, 2021, the Chinese government issued the
Opinions on Fully, Accurately and Comprehensively Implementing the New Development Philosophy and Procuring Satisfactory Performance of the Work Aiming at Achievement of the Carbon Peak and Carbon Neutrality Goals
(the “Opinions”), in which a series of milestones to be achieved and steps to be taken for finally achieving the carbon peak and carbon neutrality goals are set. The milestones for phased increase of the share of non-fossil
fuels in primary energy consumption set in the Opinions are to increase the share to about 20% by 2025, about 25% by 2030, and more than 80% by 2060. According to the Opinions, China’s petroleum consumption will reach its peak plateau during the 15 th
Five-Year Plan period and the Chinese government will strictly control the investments in petrochemical and other high carbon projects by then.

On October 24, 2021, the State Council issued the
Action Plan for Hitting Carbon Peak by 2030
(the “Action Plan”), which sets forth in great detail the initiatives proposed to be pursued for achieving the goal to hit carbon peak by 2030. The initiatives related to petroleum, natural gas, petrochemicals and new energy mainly include the following:

•
putting more effort into the development of wind energy, solar energy, and other non-fossil
energy sources and increasing the total installed capacity of wind power and solar power facilities to more than 1,200,000 MW;

•
reasonably adjusting and regulating oil and gas consumption; using great efforts to promote the replacement of conventional fuel oil with biological liquid fuels and sustainable aviation fuels so as to improve the energy efficiency of the end-use
fuel oil products; and expediting the large-scale development of shale gas, coalbed methane, tight oil (gas) and other unconventional oil and gas resources;

•
guiding natural gas consumption in an orderly manner by optimizing the structure of natural gas usage, prioritizing the supply of natural gas required for ensuring people’s livelihood and striving to promote the integrated development of natural gas together with multiple other energy sources; and supporting the use of LNG as fuel for vehicles and ships;

•
for the petrochemical sector, boosting the phasing out of obsolete production capacity and strictly controlling the increase of new refining capacity with an aim to control the domestic crude oil primary processing capacity at no more than 1 billion tons by 2025; and

•
extending the use of electric power, hydrogen energy, natural gas, advanced biological liquid fuels and other new energy and clean energy sources in the transportation sector with an aim to procure that by 2030, the share of incremental vehicles fueled by new and clean energy will reach around 40%, carbon emission intensity of commercial vehicles measured on the basis of converted turnover will be cut by about 9.5% compared with 2020, and comprehensive energy consumption of the national railways per unit of converted turnover will be cut by 10% compared with 2020; and striving to hit peak for petroleum consumption in the land transportation sector by 2030.

Anti-Monopoly
We are subject to the
Anti-Monopoly Law of the PRC
and other related PRC laws and regulations. Those laws and regulations prohibit dominant operators from abusing their position, or operators entering into monopoly agreements or conducting any concentration of business operators which has or may have the effect of excluding or limiting competition. Violators can be ordered to cease illegal activities, confiscated of illegal gains, and imposed a fine or other restrictive measures. The anti-monopoly law enforcement agency is the National Anti-Monopoly Bureau.
Item 4
A — UNRESOLVED STAFF COMMENTS
None.
Item 5
— OPERATING
A
ND FINANCIAL REVIEW
A
ND PROSPECTS
General
You should read the following discussion together with our consolidated financial statements and their notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS. This Item 5 does not include the comparison of 2020 to 2019, which can be found in our Form
20-F
filed with the SEC on April 29, 2021.

Overview
Currently, we are engaged in a broad range of petroleum and natural gas related activities, including:

•	exploration, development, production and sale of crude oil and natural gas;

•	refining of crude oil and petroleum products, and production and marketing of primary petrochemical products, derivative chemical products and other chemical products;

•	marketing and trading of refined oil products and non-oil products; and

•	sale of natural gas.
Going forward, we will actively develop new energy and new material businesses.
We are China’s largest producer of crude oil and natural gas and are one of the largest companies in China in terms of revenue. In 2021, we produced approximately 887.9 million barrels of crude oil and approximately 4,420.0 Bcf of natural gas for sale. Our refineries processed approximately 1,225.0 million barrels of crude oil in 2021. In 2021, our revenue was RMB2,614,349 million and net profit attributable to owners of the company was RMB92,170 million.
Factors Affecting Results of Operations
Our results of operations and the
period-to-period
comparability of our financial results are affected by a number of external factors, including changes in the prices, production and sales volume of our principal products, operating costs and the regulatory environment.
Prices of Principal Products
The fluctuations in the prices of crude oil, refined oil products, chemical products and natural gas have a significant impact on our revenue.
The table below sets forth the average realized prices of our principal products in 2019, 2020 and 2021.

	2019	2020	2021
Crude oil (US$/barrel)	60.96	40.33	65.58
Natural gas (US$/thousand cubic feet)	5.39	4.80	7.59
Gasoline (US$/barrel)	110.63	94.86	127.97
Kerosene (US$/barrel)	78.08	48.67	71.84
Diesel (US$/barrel)	102.16	81.59	111.50
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

Regulatory Environment
Our operating activities are subject to extensive regulation by the PRC government, including but not limited to the issuance of exploration and production licenses, the imposition of industry-specific taxes or product-specific
taxes and levies and the implementation of environmental policies and safety standards. Our results of operations will be affected by any future changes of such regulatory environment.
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
Accounting for Oil and Gas Exploration and Production Activities
We use the successful efforts method of accounting, with specialized accounting rules that are unique to the oil and gas industry, for oil and gas exploration and production activities. Under this method, geological and geophysical costs incurred are expensed when incurred. However, all costs for developmental wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalized. Costs of exploratory wells are capitalized as construction in progress pending determination of whether the wells find proved reserves. For exploratory wells located in regions that do not require substantial capital expenditures before the commencement of production, the evaluation of the economic benefits of the reserves in such wells will be completed within one year following the completion of the exploration drilling. Where such evaluation indicates that no economic benefits can be obtained, the relevant costs of exploratory wells will be converted to dry well exploration expenses. The relevant costs will be classified as oil and gas assets and go through impairment review if the evaluation indicates that economic benefits can be obtained. For wells with economically viable reserves in areas where a major capital expenditure would be required before production can begin, the related well costs remain capitalized only if additional drilling is under way or firmly planned. Otherwise, the well costs are expensed as dry wells. We have no material costs of unproved properties capitalized in oil and gas properties.
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
method.
We use the following useful lives for depreciation purposes:

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
The expected
medium-to-long-term
future international prices of crude oil utilized by us when estimating the expected future cash flows are determined mainly based upon the forecast of the international prices of crude oil made by principal international investment institutions combined with the judgment and analysis of the future trends of international prices of crude oil made by us. We calculated the expected future cash flows of each oil block according to the estimates of future production volume levels per year stated in the oil and gas reserves reports, the estimates of operation costs of oil and gas made by us, and taking into account our future capital expenditure plan. We refer to the weighted average cost of capital of the oil and gas industry when determining the discount rate and makes relevant adjustments according to specific risks in different countries or regions. In the years ended December 31, 2019, 2020 and 2021, the after-tax discount rates adopted by most of our oil and gas regions were in the range of 6.4% - 15.4%,
5.9%-12.0%,
and 7.6%
-15.0%,
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
Asset Retirement Obligation
Provision is recognized for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognized are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties. Changes in any of these estimates will impact our operating results and the financial position over the remaining economic lives of the oil and gas properties.
Operating Results
The following discussion is based on our historical results of operations. As a result of the factors discussed above, such results of operations may not be indicative of our future operating performance.
Our statement of comprehensive income for each of the years ended December 31, 2019, 2020 and 2021 is summarized in the table below.

	Year Ended December 31,
	2019	2020	2021
	(RMB in millions)
Revenue	2,516,810	1,933,836	2,614,349
Operating expenses	(2,395,048)	(1,857,899)	(2,453,196)
Profit from operations	121,762	75,937	161,153
Exchange gain, net	1	108	538
Interest expense, net	(26,778)	(23,505)	(16,755)
Share of profit of affiliates and joint ventures	8,229	3,533	13,267
Profit before income tax expense	103,214	56,073	158,203
Income tax expense	(36,199)	(22,588)	(43,507)
Profit for the year attributable to non-controlling interests	21,333	14,479	22,526
Profit for the year attributable to owners of the Company	45,682	19,006	92,170

The table below sets forth our revenue by business segment for each of the years ended December 31, 2019, 2020 and 2021 as well as the percentage changes in revenue for the periods shown.

	2019	2020	2020 vs. 2019	2021	2021 vs. 2020
	(RMB in millions, except percentages)
Revenue
Exploration and production	676,320	530,807	(21.5)%	688,334	29.7%
Refining and chemicals	1,000,062	774,775	(22.5)%	974,972	25.8%
Marketing	2,075,044	1,497,533	(27.8)%	2,170,062	44.9%
Natural gas and pipeline	391,023	370,771	(5.2)%	417,022	12.5%
Headquarters and others	3,700	3,547	(4.1)%	3,894	9.8%

Total	4,146,149	3,177,433	(23.4)%	4,254,284	33.9%
Less: elimination	(1,629,339)	(1,243,597)	(23.7)%	(1,639,935)	31.9%

Consolidated net sales from operations	2,516,810	1,933,836	(23.2)%	2,614,349	35.2%

The table below sets forth our operating income by business segment for each of the years ended December 31, 2019, 2020 and 2021, as well as the percentage changes in operating income for the periods shown. Loss from operations for headquarters and others shown below consists of expenses for research and development, business services and infrastructure support to our operating business segments.

	2019	2020	2020 vs. 2019	2021	2021 vs. 2020
	(RMB in millions, except percentages)
Profit/(loss) from operations
Exploration and production	96,097	23,092	(76.0)%	68,452	196.4%
Refining and chemicals	16,077	(1,834)	(111.4)%	49,740	—
Marketing	(2,878)	(2,906)	—	13,277	—
Natural gas and pipeline	26,108	72,410	177.3%	43,965	(39.3)%
Headquarters and others	(13,642)	(14,825)	—	(14,281)	—

Total	121,762	75,937	(37.6)%	161,153	112.2%

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Consolidated Results of Operations
Overview
In 2021, we achieved a revenue of RMB2,614,349 million, representing an increase of 35.2% as compared with last year. Net profit attributable to owners of the company was RMB92,170 million, representing an increase of 385.0% as compared with last year. Basic earnings per share were RMB0.50 yuan, representing an increase of RMB0.40 yuan as compared with last year.

Revenue
Our revenue was RMB2,614,349 million for 2021, representing an increase of 35.2% as compared with last year. This was primarily due to the increase in the sales volume, the sharp rise in selling prices of most of our oil and gas products, and the outstanding work results of quality and profitability enhancement. The table below sets out external sales volume and average realized prices for major products sold by us in 2021 and 2020 and their respective percentage of change:

	Sales Volume (‘000 ton)			Average Realized Price (RMB/ton)
	2021	2020	Percentage of Change (%)	2021	2020	Percentage of Change (%)
Crude oil*	158,342	158,266	Generally even	3,198	2,070	54.5
Natural gas (hundred million cubic meters, RMB/’000 cubic meters)**	2,739.74	2,487.45	10.1	1,729	1,170	47.8
Gasoline	65,981	66,084	(0.2)	7,018	5,561	26.2
Diesel	81,728	80,796	1.2	5,395	4,221	27.8
Kerosene	15,598	14,350	8.7	3,661	2,652	38.0
Polyethylene	5,808	5,659	2.6	7,835	6,725	16.5
Polypropylene	4,272	4,200	1.7	7,830	7,002	11.8
Lubricant	1,565	1,404	11.5	6,858	6,426	6.7

*	The crude oil listed above represents all our external sales volume of crude oil.
**
The natural gas listed above represents all our external sales volume of natural gas. The substantial increase in average realized prices was mainly due to a significant increase in overseas re-export
trade prices. The domestic sales price of natural gas increased by 6.5% as compared with last year.

Operating Expenses
Operating expenses for 2021 were RMB2,453,196 million, representing an increase of 32.0% as compared with last year, of which:
Purchases, Services and Other Expenses
Purchases, services and other expenses for 2021 were RMB1,770,019 million, representing an increase of 39.6% as compared with last year. This was primarily due to the increase in the expenses for purchasing oil and gas products and trading expenses, as a result of the increase in the sales volume of the oil and gas products and in the prices of the raw materials.
Employee Compensation Costs
Employee compensation costs (including salaries of permanent employees and cost of market-oriented temporary and seasonal contractors, various types of insurance, housing provident funds, training fees and other additional costs) for 2021 were RMB154,835 million, representing an increase of 4.9% as compared with last year. This was primarily due to the fact that the Chinese government introduced temporary preferential policies for social insurance fees in 2020 in response to the
COVID-19
pandemic, which expired in 2021, and employee compensation in 2021 was adjusted in line with our operating results.
Exploration Expenses
Exploration expenses for 2021 were RMB24,248 million, representing an increase of 25.4% as compared with last year. This was primarily due to the fact that we strengthened our exploration and development efforts and vigorously promoted the increase in both our reserves and production of oil and gas.
Depreciation, Depletion and Amortisation
Depreciation, depletion and amortisation for 2021 was RMB231,269 million, representing an increase of 8.1% as compared with last year. This was primarily due to an increase in assets and the structural change in oil and gas resources, partially offset by the impairment in assets.
Selling, General and Administrative Expenses
Selling, general and administrative expenses for 2021 were RMB57,802 million, representing a decrease of 10.2% as compared with last year. This was primarily due to our further promoting the improvement of quality and profitability and the decrease in non-production
expenses.

Taxes other than Income Taxes
Taxes other than income taxes for 2021 were RMB228,003 million, representing an increase of 16.4% as compared with last year, among which the consumption tax for 2021 was RMB161,623 million, representing an increase of 11.1% as compared with last year; the resource tax for 2021 was RMB23,723 million, representing an increase of 28.5% as compared with last year; and crude oil special gain levy for 2021 was RMB4,655 million, representing an increase of RMB4,477 million as compared with last year.
Other Income, net
Other income, net for 2021 was RMB12,980 million, representing a decrease of 74.5% as compared with last year, primarily due to the one-time
gain from the Company’s pipeline assets restructuring recorded in 2020 and the one-time
gain from the pipeline assets transaction of Kunlun Energy Company Limited (“Kunlun Energy”), a subsidiary of our company, recorded in 2021.
Profit from Operations
The profit from operations for 2021 was RMB161,153 million, representing an increase of 112.2% as compared with last year.
Net Exchange Gain
Net exchange gain for 2021 was RMB538 million, representing an increase of 398.1% as compared with last year. This was primarily due to the impact of fluctuations in the exchange rate of US Dollar against Renminbi.
Net Interest Expense
Net interest expense for 2021 was RMB16,755 million, representing a decrease of 28.7% as compared with last year, primarily due to the Company’s control of the size of its interest-bearing debts, optimization of its debt structure, and reduction of the cost of its debts.
Profit Before Income Tax Expense
Profit before income tax expense for 2021 was RMB158,203 million, representing an increase of 182.1% as compared with last year.
Income Tax Expense
The income tax expense for 2021 was RMB43,507 million, representing an increase of 92.6% as compared with last year, which was primarily due to the sharp increase in our profit before income tax expense over the same period last year.
Profit for the Year
Net profit for 2021 was RMB114,696 million, representing an increase of 242.5% as compared with last year.
Profit Attributable to
Non-controlling
Interests
Profit attributable to
non-controlling
interests for 2021 was RMB22,526 million, representing an increase of 55.6% as compared with last year, which was primarily due to the sharp increase of profits of subsidiaries of our company as a result of the rise in oil and gas prices over the same period last year.
Profit Attributable to Owners of the Company
Profit attributable to owners of the company for 2021 was RMB92,170 million, representing an increase of 385.0% as compared with last year.
Segment Results
Exploration and Production
Revenue
The realized revenue of the exploration and production segment for 2021 was RMB688,334 million, representing an increase of 29.7% as compared with last year, which was primarily due to the increase in the prices of oil and gas products and the rise in the sales volume of natural gas. In 2021, the crude oil imported by our exploration and production segment amounted to 37.13 million tons, representing a decrease of 4.9% as compared with last year. The revenue from the sales was RMB119,547 million for 2021, representing an increase of 40.5% as compared with last year.
The average realized crude oil price of the Company in 2021 was US$65.58 per barrel, representing an increase of 62.6% as compared with last year.

Operating Expenses
Operating expenses of the exploration and production segment for 2021 were RMB619,882 million, representing an increase of 22.1% as compared with last year, which was primarily due to the increase in procurement expenses and taxes other than income taxes. In 2021, the cost for importing crude oil incurred by our exploration and production segment amounted to RMB119,354 million, representing an increase of 38.2% as compared with last year.
In 2021, the unit oil and gas lifting cost of our company was US$12.30 per barrel, representing an increase of 10.8% as compared with last year. Excluding the impact of exchange rate of US Dollar against Renminbi, the year-on-year
increase rate was 3.6%.
Profit from Operations
In 2021, by actively working to meet the requirements of “carbon peaking and carbon neutrality” targets in our domestic business, the exploration and production segment, steadily promoted the transition of the oil and gas business to green and low-carbon
operation. This segment continuously optimized the structure of oil and gas products, vigorously strengthened natural gas exploration and development efforts, maintained a rapid growth of natural gas production, thus having achieved an increase in both production and profits. In overseas business, we actively carried out follow-up
evaluation of the profitability of oil and gas projects, and strived to optimize the asset structure. We continued to strengthen cost management and continuously endeavored to enhance our ability to generate profits. In 2021, the exploration and production segment realized operating profits of RMB68,452 million, representing an increase of 196.4% as compared with last year.
Refining and Chemicals
Revenue
The revenue of the refining and chemicals segment for 2021 was RMB974,972 million, representing an increase of 25.8% as compared with last year, primarily due to the increase in the price of the refined and chemical products, and the increase in the sales volume of certain products. The revenue from our refining business for 2021 was RMB736,004 million, representing an increase of 23.9% as compared with last year and the revenue from our chemical business for 2021 was RMB238,968 million, representing an increase of 32.2% as compared with last year.
Operating Expenses
Operating expenses of the refining and chemicals segment for 2021 were RMB925,232 million, representing an increase of 19.1% as compared with last year, primarily due to the increase in the procurement costs of crude oil and feedstock, as well as the increase in taxes other than income taxes.
In 2021, the cash processing cost of our refineries was RMB166.65 yuan per ton, representing an increase of 1.7% as compared with last year, primarily due to the increase in the price of fuel power.
Profit from Operations
In 2021, the refining and chemicals segment adhered to the market orientation principle, continued optimizing the production and operations and improving profitability, and significantly strengthened the control over costs and expenses. The refining and chemicals segment realized operating profits of RMB49,740 million in 2021, representing an increase of RMB51,574 million from last year. The operating profit recorded by our refining business was RMB37,730 million in 2021, increasing by RMB50,531 million from last year and the operating profit realized by our chemical business was RMB12,010 million in 2021, representing an increase of RMB1,043 million as compared with last year.
Marketing
Revenue
The revenue of the marketing segment for 2021 was RMB2,170,062 million, representing an increase of 44.9% as compared with last year, primarily due to the increase in the price and sales volume of refined oil.

Operating Expenses
Operating expenses of the marketing segment for 2021 were RMB2,156,785 million, representing an increase of 43.7% as compared with last year, primarily due to the increase in the expenditures incurred for the external purchase of refined oil.
Profit from Operations
In 2021, the marketing segment, by taking advantage of the gradual recovery of the demand for refined oil in domestic market, significantly strengthened its efforts in targeted marketing and actively developed its retail and end customers. By aligning the domestic market with the international market, we reasonably arranged for the wholesale and export of refined oil. In addition to optimizing the allocation and distribution of refined oil, we also endeavored to control the marketing expenses. In 2021, the marketing segment recorded an operating profit of RMB13,277 million, representing an increase of RMB16,183 million, as compared with last year.
Natural Gas and Pipeline
Revenue
The revenue of the natural gas and pipeline segment amounted to RMB417,022 million for 2021, representing an increase of 12.5% as compared with last year, primarily due to the increase in both sales volume and price of natural gas.
Operating Expenses
Operating expenses of the natural gas and pipeline segment amounted to RMB373,057 million for 2021, representing an increase of 25.0% as compared with last year, primarily due to the increase in the natural gas purchase expenditure.
Profit from Operations
In 2021, the natural gas and pipeline segment, by taking advantage of stable growth of domestic economy and market demand recovery, actively developed direct sales and end customers, continuously improved service quality, and strived to increase sales volume. We significantly strengthened our control over the natural gas procurement cost and continued to improve sales profitability. We successfully completed the closing of the transfer of interests in the pipeline assets of Kunlun Energy. The operating profit realized by this segment was RMB43,965 million in 2021, representing a decrease of 39.3% as compared with last year, which was primarily due to the decrease in the profit derived from the pipeline asset restructuring as compared with 2020. In 2021, the imported natural gas business of the company recorded a loss of RMB7,212 million, representing a reduction in loss of RMB6,947 million as compared with last year. We will continue to take effective measures to control losses from our imported natural gas business.
In 2021, our international operations
(Note)
realized a revenue of RMB987,733 million, accounting for 37.8% of our total revenue. Profit before income tax expenses amounted to RMB8,836 million, accounting for 5.6% of our profit before taxes. Our international operations maintained a stable development with continuous improvement in our abilities of international operation.
Note: Our four operating segments are exploration and production, refining and chemicals, marketing as well as natural gas and pipeline. International operations do not constitute a separate operating segment of the company. The financial data of international operations are included in the financial data of respective operating segments mentioned above.
Liquidity and Capital Resources
Our primary sources of funding include cash generated by operating activities and short-term
and
long-term
borrowings, which are expected to be adequate to meet our requirements for cash in the next 12 months and thereafter under existing agreements and other known obligations. Our primary uses of funds were for operating activities, capital expenditures, repayment of short-term
and
long-term
borrowings and distributions of dividends to shareholders. Our payments to CNPC are limited to dividends and payments for the goods and services provided, and land and real properties leased, to us by CNPC. See “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions — Continuing Related Party Transactions” and Note 38 to our consolidated financial statements included elsewhere in this annual report.

For 2021, we have distributed interim dividends of RMB23,870 million to our shareholders. Based on an overall consideration of various factors, including our operating performance, financial status and cash flows, our board of directors recommended the final dividends for 2021 of RMB17,610 million, which would result in the aggregate dividends for 2021 to amount to RMB41,480 million. See “Item 8 — Financial Information — Dividend Policy” for a discussion of factors which may affect the determination by our board of directors of the appropriate level of dividends.
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
We plan to fund the capital and related expenditures described in this annual report principally through cash from operating activities, short-term
and
long-term
borrowings and cash and cash equivalents. Net cash flows from operating activities in the year ended December 31, 2021 was RMB341,469 million. As of December 31, 2021, we had cash and cash equivalents of RMB136,789 million. While each of the projects described in this annual report for which significant capital expenditures will be required is important to our future development, we do not believe that failure to implement any one of these projects would have a material adverse effect on our financial condition or results of operations. If the price of crude oil declines sharply in the future, it is likely that we would delay or reduce the scale of the capital expenditures for each segment.
We currently do not have any outstanding options, warrants or other rights for any person to require us to issue any common stock at a price below its market value. We do not currently intend to issue any such rights or to otherwise issue any common stock for a price below its market value. There are currently no restrictions on the ability of our subsidiaries to transfer funds to our company in the form of cash dividends, loans or advances, which restriction, if imposed, have had or would be expected to have the effect of limiting our ability to meet our cash obligations.
In addition, as of December 31, 2021, we did not have any transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect the liquidity or availability of or requirements for our capital resources.
The table below sets forth our net cash flows for each of the years ended December 31, 2019, 2020 and 2021 and the balance of our cash and cash equivalents at the end of each of such years.

	Year Ended December 31,
	2019	2020	2021
	(RMB in millions)
Net cash flows from operating activities	359,610	318,575	341,469
Net cash flows used for investing activities	(332,948)	(181,986)	(213,032)
Net cash flows used for financing activities	(27,276)	(99,400)	(107,971)
Currency translation difference	1,069	(4,967)	(2,308)
Cash and cash equivalents	86,409	118,631	136,789
Our cash and cash equivalents increased by 15.3% from RMB118,631 million as of December 31, 2020 to RMB136,789 million as of December 31, 2021. The cash and cash equivalents were mainly denominated in US Dollar and Renminbi (approximately 58.5% were denominated in Renminbi, approximately 36.7% were denominated in US Dollar, approximately 3.8% were denominated in HK Dollar and approximately 1.0% were denominated in other currencies).

Net Cash Flows from Operating Activities
Our net cash flows from operating activities amounted to RMB341,469 million in 2021, representing an increase of 7.2% from RMB318,575 million in 2020. This was mainly due to a combination of an increase in profit for the year and changes in working capital. In 2021, as a result of both a steady increase in oil prices and successful containment of the COVID-19 pandemic in China and recovery therefrom, our profit for the year recorded remarkable improvement, which contributed to an increase in net cash flows from operating activities. In addition, as a result of a significant increase in the prices of crude oil, refined oil products and other chemical products, our inventories at the end of the reporting period increased as compared to 2020, which decreased our working capital, and resulted in a decrease in net cash flows from operating activities.
Net Cash Flows Used for Investing Activities
Our net cash flows used for investing activities in 2021 amounted to RMB213,032 million, representing an increase of 17.1% from RMB181,986 million in 2020. The increase was primarily due to the increase in capital expenditures of RMB13,241 million, partially offset by a decrease in proceeds from pipeline restructuring of RMB49,547 million, due to the recording of proceeds from pipeline restructuring from our sale of interests to PipeChina in 2020 of RMB80,621 million as compared to the recording of proceeds from pipeline restructuring from our subsidiary Kunlun Energy’s sale of its interests to PipeChina in 2021 of RMB31,074 million.
Net Cash Flows Used for Financing Activities
Our net cash used for financing activities in 2021 was RMB107,971 million, representing an increase of 8.6% from RMB99,400 million in 2020. This was primarily due to the optimization of our debt structure, an overall decrease of long-term and short-term borrowings.
Our net borrowings as of December 31, 2019, 2020 and 2021 were as follows:

	As of December 31,
	2019	2020	2021
	(RMB in millions)
Short-term borrowings (including current portion of long-term borrowings)	175,840	117,542	53,275
Long-term borrowings	290,882	251,379	287,175

Total borrowings	466,722	368,921	340,450

Less: cash and cash equivalents	86,409	118,631	136,789

Net borrowings	380,313	250,290	203,661

The following table sets out the remaining contractual maturity of borrowings as of December 31, 2020 and 2021 according to the earliest contractual maturity dates. The amounts set out below are contractual undiscounted cash flows, including principal and interest:

	As of December 31,
	2020	2021
	(RMB in million)
Within 1 year	124,777	58,923
Between 1 and 2 years	53,526	53,250
Between 2 and 5 years	188,012	226,124
After 5 years	27,894	28,053

Total	394,209	366,350

Our total borrowings as of December 31, 2021 consisted of approximately 38.7% of fixed-rate loans and approximately 61.3% of floating-rate loans. Of our borrowings as of December 31, 2021, approximately 70.0% were denominated in Renminbi, approximately 27.9% were denominated in US Dollars and approximately 2.1% were denominated in other currencies.
Our debt to capital ratio (calculated by dividing
interest-bearing
debts by the aggregate of
interest-bearing
debts and shareholder’s equity; interest-bearing debts including various long and short term borrowings) as of December 31, 2019, 2020 and 2021 was 24.4%, 21.3% and 19.5%.
As of December 31, 2021, the outstanding amount of our debts secured by CNPC and its subsidiaries and other third parties was RMB13,558 million.
Capital Expenditures and Investments
In 2021, our capital expenditures amounted to RMB251,178 million, representing an increase of 1.9% from RMB246,493 million in 2020.
The table below sets forth our capital expenditures and investments by business segment for each of the years ended December 31, 2019, 2020 and 2021, and the estimated amounts for 2022.

	2019		2020		2021		2022 (estimated)
	(RMB in millions)%		(RMB in millions)%		(RMB in millions)%		(RMB in millions)%
Exploration and production (1)	230,117	77.54	186,620	75.71	178,259	70.97	181,200	74.88
Refining and chemicals	21,823	7.35	21,810	8.85	54,487	21.69	44,500	18.39
Marketing	17,074	5.76	16,294	6.61	10,982	4.37	7,500	3.10
Natural gas and pipeline	27,004	9.10	21,143	8.58	6,750	2.69	8,000	3.30
Headquarters and others	758	0.25	626	0.25	700	0.28	800	0.33

Total	296,776	100.00	246,493	100.00	251,178	100.00	242,000	100.00

(1)
If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the exploration and production segment in each of 2019, 2020, 2021, and estimated amount for 2022 would be RMB241,992 million, RMB197,019 million, RMB189,951 million and RMB193,200 million, respectively.

In 2021, we have fully accelerated the new energy, new materials and new business development and invested approximately RMB3 billion in those areas. In particular, we have made substantial progress in the geothermal and hydrogen areas. In 2021, we have completed the construction of 39 new energy projects and achieved an increase in our new energy development and utilization capacity of 3.5 million tons of standard coal equivalent, thus having increased our new energy development and utilization capacity to 7 million tons of standard coal equivalent in total. The capital expenditures we expect for the new energy, new materials and new business development in 2022 will be approximately RMB10 billion.
As of December 31, 2021, the capital commitments contracted but not paid by us were approximately RMB882 million, mainly related to property, plant and equipment.
Exploration and Production
A majority of our capital expenditures and investments relate to our exploration and production segment. For the years ended December 31, 2019, 2020 and 2021, the capital expenditures in relation to the exploration and production segment amounted to RMB230,117, RMB186,620 million and RMB178,259 million, respectively. In 2021, our capital expenditures were primarily used for exploration and development activities to increase our scale in the key basins such as Songliao Basin, Erdos Basin, Junggar Basin, Tarim Basin, Sichuan

Basin and Bohai Bay Basin, devoting greater efforts in the exploration of unconventional resources such as shale gas and shale oil, promoting the replacement with clean energy and other new energy projects; and exploration, development and operation of existing projects in overseas cooperation areas in the Middle East, Central Asia, the Americas and the Asia Pacific region.
We estimate that our capital expenditures for the exploration and production segment for 2022 will be RMB181,200 million, which is expected to be primarily used for our continuous exploration and development to increase our scale and maximize our profitability in key domestic basins such as Songliao, Ordos, Junggar, Tarim, Sichuan and Bohai Bay. We intend to devote greater efforts in the exploration of unconventional resources such as shale gas and shale oil and to promote new energy projects including clean electricity and CCUS. By adhering to the principle of optimized development, our overseas operations will continue to focus on the operation of existing projects in cooperation areas such as the Middle East, Central Asia, the Americas and the Asia Pacific region, while seeking opportunities to obtain new projects of high quality.
Refining and Chemicals
Our capital expenditures for our refining and chemicals segment for each of the years ended December 31, 2019, 2020 and 2021 were RMB21,823 million, RMB21,810 million and RMB54,487 million, respectively. In 2021, our capital expenditures were primarily used for the Guangdong Petrochemical integrated refining and chemical project, Changqing and Tarim ethane-to-ethylene
projects, and expansion and construction of other large-scale refining and chemical projects for producing such products as ethylene, as well as transformation and upgrading projects for reducing refining capacity and increasing chemicals production capacity, and new materials and new technologies.
It is estimated that the capital expenditures for the refining and chemicals segment for 2022 will be RMB44,500 million, which is expected to be used primarily for the Guangdong Petrochemical integrated refining and chemical project, the construction of large-scale refining and chemical projects at Jilin Petrochemical and Guangxi Petrochemical for producing such products as ethylene, as well as transformation and upgrading projects for reduction of refining capacity and increasing of chemicals production capacity, and new materials and new technologies.
Marketing
Our capital expenditures for our marketing segment for each of the years ended December 31, 2019, 2020 and 2021 were RMB17,074 million, RMB16,294 million and RMB10,982 million, respectively. In 2021, our capital expenditures were primarily used for the construction of our sale network for end-products
within domestic refined oil markets, expansion of new energy projects such as hydrogen refueling stations, and the construction of overseas oil and gas storage and sales facilities.
It is estimated that the capital expenditures for the marketing segment for 2022 will be RMB7,500 million, which is expected to be used primarily for the construction of our sales network for end-products
within domestic refined oil markets, expansion of new energy projects such as hydrogen refueling stations, and the construction of overseas oil and gas storage and sales facilities.
Natural Gas and Pipeline
Our capital expenditures for the natural gas and pipeline segment for each of the three years ended December 31, 2019, 2020 and 2021 were RMB27,004 million, RMB21,143 million and RMB6,750 million, respectively. Our capital expenditures for the natural gas and pipeline segment in 2021 were mainly used for construction of LNG receiving stations, natural gas branch lines, development of urban gas end-use
markets, and integration of new energy with natural gas power generation.

We estimate that our capital expenditures for the natural gas and pipeline segment for 2022 will be RMB8,000 million, which is expected to be used primarily for the construction of LNG receiving stations, natural gas branch lines, development of urban gas end-use
markets, and the integration of natural gas power generation with new energy.
Headquarters and Others
Our
non-segment
capital expenditures for each of the years ended December 31, 2019, 2020 and 2021 were RMB758 million, RMB626 million and RMB700 million, respectively, which were primarily used for the improvement of scientific research facilities and construction of our IT system.
We estimate that our capital expenditures for the head office and other segments for 2022 will be RMB800 million, which is expected to be used primarily for the enhancement of research facilities and construction of our IT systems.
Off-Balance
Sheet Arrangements
As of December 31, 2021, we had no
off-balance
sheet arrangements with unconsolidated entities or persons that had or were reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, working capital, cash requirements or sources of funds.
Long-Term
Contractual Obligations and Other Commercial Commitments and Payment Obligations
All information that is not historical in nature disclosed under “Item 5 — Operating and Financial Review and Prospects —
Long-Term
Contractual Obligations and Other Commercial Commitments and Payment Obligations” is deemed to be a forward-looking statement. See
“Forward-Looking
Statements” for additional information.
The tables below set forth our
long-term
contractual obligations as of December 31, 2021.

	Payment Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(RMB in millions)
Long-term debt	300,440	13,264	211,007	59,113	17,056
Lease obligations	208,853	12,495	21,416	20,306	154,636
Capital commitments	882	855	27	—	—
Debt-related interest	23,716	5,414	13,057	2,786	2,459

Total	533,891	32,028	245,507	82,205	174,151

In the next five years, we estimate that we are obligated to pay to the Ministry of Natural Resources RMB500 million each year with respect to our exploration and production licenses.
Assets Retirement Obligation
Most of the provinces and regions in which our oil and gas exploration and production activities are located have promulgated environmental protection regulations, which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. We have established standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of these provincial and regional regulations. As of December 31, 2021, the balance of assets retirement obligation was RMB129,405 million.

Research and Development
We have three research institutions under the supervision of our research and development management department at our headquarters. Except for those branch companies which are engaged in marketing activities, each of our other branch companies has its own research and development management department. Most of our branch companies have their own research institutions. Our research and development management departments are mainly responsible for managing and coordinating the research and development activities conducted by each of the research institutions. As of December 31, 2021, we had 29,803 employees in our research and development departments and institutions.
In each of the years ended December 31, 2019, 2020 and 2021, our total expenditures for research and development (including capitalized expenditures) were approximately RMB21,410 million, RMB22,921 million and RMB23,731 million, respectively.
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
New Energy and New Materials
We expect to increase our efforts into the research and development of new energy and new materials technologies. In 2021, we established the Shenzhen New Energy Research Institute and the Shanghai New Energy Research Institute. We will continue to increase investment into the technology research and development to provide technical support for the development of new energy, new materials and new business.

Trend Information
In 2022, the global economy is expected to continue to recover but at a slower growth pace. Affected by the changing situation in terms of the supply of and demand for oil and gas, geopolitical turmoil and other factors, international oil and gas prices are expected to remain at the high-end,
while fluctuating in a wider range and more frequently. The fundamentals supporting the Chinese economy’s continuous growth over a long term are expected to remain unchanged, and the natural gas market under China’s low-carbon
strategy is expected to maintain a relatively rapid growth under the low-carbon
strategy. Faced with various opportunities and challenges, we will adhere to our new development philosophy, actively integrate ourselves into the new development landscape and implement the requirements for high-quality development, by vigorously carrying out the five development strategies, i.e., innovation, resource conservation, marketization, internationalization and green and low-carbon
transition. We will endeavor to develop our principal business lines, strengthen our enterprise management, carry out reform and innovation, improve quality and enhance profitability, promote green transformation, digital transformation and risk prevention, and strive to create value for shareholders.
In terms of our exploration and production business, we will endeavor to achieve high-efficiency exploration, continue to stabilize oil production and increase gas production, increase risk exploration efforts in key areas, and strengthen the concentrated exploration activities in reserve-increasing areas such as Ordos Mesozoic conventional oil, Songliao Gulong shale oil, Tarim
Bozi-Dabei
and the northern slope of the central Sichuan paleo-uplift conventional gas. We will also focus on exploration in Shawan New Formation of Mahu Lake Junggar, Sichuan Qixia-Maokou and other strategic replacement areas, and carry out exploration activities with our best efforts to achieve strategic discoveries and breakthroughs, endeavoring to improve the reserves replacement rate. By adhering to profitable development, striving to control the decline rate, improving the recovery rate, focusing on optimizing the production capacity structure and layout, and building capacity on a centralized and profitability-focused basis, and constructing key capacity projects, such as Mahu, Fuman, Hetao, and Sulige, in a high-quality manner, we will strive to realize the steady increase of crude oil production and rapid increase of natural gas production. We will promote the construction of shale oil demonstration zones such as Qingcheng, Jimsar, and Gulong, with high standards, and make every effort to organize the large-scale and stable production of shale gas in southern Sichuan. In 2022, we plan to achieve the crude oil output of 898.6 million barrels and the marketable natural gas output of 4,625.1 Bcf, with a total oil and natural gas equivalent output of 1,669.7 million barrels.
In terms of our refining and chemicals business, we intend to keep up with the changes in market demands, continue to promote transformation and upgrading, coordinate to optimize resource allocation and operation organization, flexibly control the diesel-to-gasoline
ratio in production, promote the growth of production and mutual supply of raw material for chemicals, and strive to maintain high-load operation of chemical plants. We expect to increase the production and sales of high-profitability refined products, specialty products and marketable chemical products with high added value. We expect to strengthen production control and benchmarking management, keep operating on a low inventory basis, organize enterprise maintenance to avoid peak production, strive to ensure that our units operate on a stable, long lasting and optimal basis, as a result of which we expect the primary technical and economic indicators will continue to improve. We will actively promote the new materials business, build high-end
carbon materials devices, deepen joint-venture-based cooperation in polycarbon and polyoxymethylene, and strive to increase the output of new materials. We will improve the marketing network for chemicals, actively expand our overseas markets, promote the “basic +
high-end”
brand building, make good use of the “PetroChina
e-Chemical”
platform, and promote the increase in both sales volume and profit. We will focus on the construction of key projects, including the completion and commencement of production at the Guangdong Petrochemical project, commencement of the construction of Jilin and Guangxi ethylene projects, acceleration of the progress of the Tarim Phase II ethylene project and the preliminary work of the four ethylene transformation projects in Sichuan, Daqing, Fushun and Lanzhou. In 2022, we plan to refine crude oil of 1,269.4 million barrels.
In terms of our marketing business, we will continue to closely monitor market changes, strengthen our marketing efforts, expand our sales and improve our profitability. We will strengthen our oil price forecast ability and closely follow the development of
oil-consumption
industries. We will strive to increase our market share by monitoring new demand and enhancing customer development efforts. We intend to develop differentiated marketing strategies by industry, region and product, systematically promote the renovation and upgrading of existing gas stations, accelerate the improvement of integrated operation mechanisms such as “retail + wholesale and direct sales” and “sales + service”, and strive to increase sales. We will flexibly adopt asset-light models such as joint ventures, franchises, and lease extension to develop refueling stations for oil and gas, control the development of conventional stations, especially outside-district and high-priced stations, and speed up the construction of new energy stations such as photovoltaic stations, charging and swapping stations, and hydrogen refueling stations (comprehensive energy service stations). We will promote the construction of a gas station management 3.0 system and create a digital and intelligent marketing and service platform. We will innovate the business model of our non-oil
business, speed up the construction of our
e-commerce
platform, strengthen the marketing of convenience stores and cross-business marketing, and strive to improve the unit store sales revenue and gross profit. We will also carefully organize our international trade business, increase the development of high-end
and high-profitability markets and cross-region markets, and strive to improve the export profitability of refined oil and chemical products.
In terms of our natural gas and pipeline business, we will optimize our resources and markets, and continue to maintain our competitive advantage. We will selectively develop high-quality projects, deploy potential projects in advance and strengthen market development on a province-by-province
basis and optimize the distribution of resources, striving to increase the share in high-profitability markets and our end-customer
market share. We will increase efforts to implement precision marketing, by classifying customers precisely, improving customer service system, optimizing resource structure in the principle of profitability, reducing procurement costs, optimizing the directions of sales flow, pipeline transportation routes and facility utilization, and allocating more resources to high-profitability markets and new industrial areas, chemical parks, new districts in cities and other areas. We will improve the market trading system, promote the market-orientation reform of natural gas pricing, flexibly optimize pricing strategies and online transactions, and promote the reduction of marketing costs and the increase the value of our resources. We will study and assess market changes scientifically, explore a tailored contract mechanism to combine long-term with short-term contracts and improve our marketing management.
In terms of our international business, we will continue to optimize the structure of our overseas assets, business structure and regional deployment, and strive to continuously improve the profitability of our investments. We will strengthen the precision exploration efforts in mature exploration areas, expand the discovery scale of new areas, and confirm the reserves of more large-scale oil and gas fields of high quality. We will actively promote the construction of key projects, reinforce the development of new projects in high-profitability core areas overseas, increase the efforts to optimize existing assets, and endeavor to carry out with due care the closing and follow-up
operation of the Rumaila project. We will make efforts to procure the extension of high-quality projects and implement the transfer of rights and interests of newly discovered projects, so as to achieve the optimal allocation of assets and continuous improvement of investment returns.
In terms of green and
low-carbon
transformation, we will comprehensively promote clean production, strengthen the dual control of energy consumption intensity and total volume, focus on the treatment of volatile organic compounds and methane emissions, and achieve synergy between energy saving, pollution reduction and carbon reduction. We will promote the construction of new energy bases in “desert, sand dunes, wasteland” areas to integrate wind, solar and gas with battery storage, accelerate the development of geothermal resources in Beijing, Tianjin, Hebei, Shandong and other areas, striving to contribute clean and low-carbon
energy to the public.
Other than as disclosed above and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the periods covered in this annual report that are reasonably likely to have a material effect on our net sales revenue or income, continuous operating revenue, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be misleading.

Recent Development
Starting from January 1, 2022, our “natural gas and pipeline segment” was renamed to “natural gas marketing”. The scope of business, and the assets of, and the nature of products or services offered by that segment remain the same after the name change.
Other Information
Inflation
In 2021, the Renminbi in which our financial statements are presented did not experience hyperinflation. Inflation did not have a significant impact on our results of operations for the year ended December 31, 2021.
Related Party Transactions
For a discussion of related party transactions, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” and Note 38 to our consolidated financial statements included elsewhere in this annual report.
Recent Developments in IFRS
For a detailed discussion of recent developments in IFRS, see Note 2 to our consolidated financial statements.
Item 6
— DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors, Senior Management and Supervisors
As of the date of this report, our board of directors consists of 12 directors, five of whom are independent non-executive
directors. Directors are appointed at our general meetings for a three-year term. The directors may be re-appointed
upon the expiration of his/her term of office. The functions and duties conferred on the board of directors include:

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

•
appointing or dismissing the president of the Company, and upon the nomination of the president, appointing or dismissing vice president, senior vice president, chief financial officer, or CFO, and other senior management, and determining matters relating to their remuneration;

•	formulating our basic management system;

•	preparing amendments to our Articles of Association;

•	managing the information disclosures of our company; and

•	exercising any other powers and duties conferred by the shareholders at general meetings.
Seven of our directors are affiliated with CNPC or its subsidiaries other than us.
The PRC Company Law requires a joint stock company with limited liability to establish a supervisory committee. This requirement is reflected in our Articles of Association. The supervisory committee is responsible for monitoring our financial matters and overseeing the corporate actions of our board of directors and our senior management personnel. As of the date of this report, the supervisory committee consists of eight supervisors, five of whom were elected, and may be removed, by the shareholders in a general meeting, and three of whom are employees representatives who were elected by our staff, and may be removed, by our staff. The term of office of our supervisors is three years. The supervisors may be re-elected
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
Directors
Information on our current directors is as set out below:

Name	Gender	Age	Position	Term
Dai Houliang	M	58	Chairman	2020.03-2023.03
Hou Qijun	M	55	Vice Chairman	2021.10-2023.06
Duan Liangwei	M	54	Non-executive Director	2017.06-2023.06
Liu Yuezhen	M	60	Non-executive Director	2014.05-2023.06
Jiao Fangzheng	M	59	Non-executive Director	2019.06-2022.06
Huang Yongzhang	M	55	Executive Director, President	2020.09-2023.06
Ren Lixin	M	54	Executive Director, Senior Vice President	2021.10-2023.06
Elsie Leung Oi-sie	F	82	Independent non-executive Director	2017.06-2023.06
Tokuchi Tatsuhito	M	69	Independent non-executive Director	2017.06-2023.06
Simon Henry	M	60	Independent non-executive Director	2017.06-2023.06
Cai Jinyong	M	62	Independent non-executive Director	2020.06-2023.06
Jiang, Simon X.	M	68	Independent non-executive Director	2020.06-2023.06
Dai Houliang
,
age 58, is the chairman of our company, and concurrently the secretary of the CPC Leadership Group of CNPC and the chairman of CNPC. Mr. Dai is a professor-level senior engineer with a doctorate degree, an alternate member of the 19 th
CPC Central Committee, and an academician of the Chinese Academy of Engineering. He has extensive work experience in China’s petroleum and petrochemical industry. In December 1997, he was appointed as vice president of Yangzi Petrochemical Corporation, and appointed as a director and vice president of Yangzi Petrochemical Co., Ltd. (“YPC”) in April 1998. In July 2002, he was appointed as the vice chairman, president, and a member of the standing committee of the CPC Committee, of YPC, and a director of Yangzi Petrochemical Corporation. From December 2003, he served as the chairman, president, and a member of the standing committee of the CPC Committee, of YPC and concurrently as the chairman of Yangzi Petrochemical Corporation, and from November 2004 concurrently as the chairman of
BASF-YPC
Company Limited. From September 2005, he served as the deputy CFO of China Petroleum & Chemical Corporation (“Sinopec”), and from November 2005 as a vice president and deputy CFO of Sinopec, and from May 2006 as a director, senior vice president and CFO of Sinopec. From June 2008, he served concurrently as a member of the CPC Leadership Group of China Petrochemical Corporation (“Sinopec Group”). From May 2016, he served concurrently as the president, a director, and the deputy secretary of the CPC Leadership Group, of Sinopec Group, and from August 2016 as the vice chairman and president of Sinopec, and from May 2018 as the chairman and the president of Sinopec. From July 2018, he served concurrently as the chairman, and the secretary of the CPC Leadership Group, of Sinopec Group. In January 2020, Mr. Dai was appointed as the chairman, and the secretary of the CPC Leadership Group, of CNPC. In March 2020, Mr. Dai was appointed as a director and the chairman of our company.
Hou Qijun
, age 55, is the vice chairman of our company, and concurrently a director, the general manager, and deputy secretary of the CPC Leadership Group of CNPC. Mr. Hou is a professor-level senior engineer with a doctorate degree, who has extensive working experience in China’s petroleum and natural gas industry. Mr. Hou served as a director and vice president of Daqing Oilfield from October 2002, and as the president and deputy secretary of the CPC Committee of Jilin Oilfield Company from October 2004. He served as the secretary of the

CPC Committee and vice president of PetroChina Natural Gas and Pipeline Company from September 2011, and concurrently as the director general and deputy secretary of the CPC Committee of Beijing Oil & Gas Control Center from March 2012. Mr. Hou served as the general manager of the Planning Department of our company from November 2013 and as a deputy general manager of CNPC from March 2017, and concurrently as the deputy secretary of the CPC Committee and general manager of PetroChina Exploration and Production Company from April 2017. Mr. Hou was appointed as a director and vice president of our company in June 2017. He was appointed as the president of our company in March 2019. Mr. Hou served as a director, the general manager, and the deputy secretary of the CPC Leadership Group, of PipeChina from October 2021. He was appointed as a director, the general manager, and deputy secretary of the CPC Leadership Group, of CNPC in July 2021. In October 2021, he was appointed as a director and the vice chairman of our company.
Duan Liangwei
, age 54, is a
non-executive
director of our company, and a director of CNPC, the deputy secretary of the CPC Leadership Group of CNPC and the secretary of the CPC Committee of CNPC as a unit directly under the CPC Central Committee. Mr. Duan is a professor-level senior engineer and holds a doctorate degree. He has extensive work experience in China’s petrochemical industry. From February 2006, Mr. Duan served as a deputy general manager, the chief safety officer, and a member of the CPC Committee, of Jilin Petrochemical Company. From March 2010, he served concurrently as the secretary of the CPC Committee, and the general manager, of Jilin Fuel Ethanol Company Limited. From September 2011, he served as the general manager, the deputy secretary of the CPC committee, of Dagang Petrochemical Company. From July 2013, he served as the general manager, and the deputy secretary of the CPC Committee, of PetroChina Dalian Petrochemical Company, the manager of Dalian Petrochemical Corporation, and the director of Dalian Regional Companies Coordination Group. He was appointed as a deputy general manager of CNPC in March 2017. Mr. Duan has served concurrently as the chief safety officer of CNPC since April 2017. Mr. Duan was appointed as a director of our company in June 2017 and the president of our company in March 2020. From September 2019, Mr. Duan has served concurrently as a member of the CPC Leadership Group of CNPC. From September 2020, Mr. Duan has served concurrently as a director, and the deputy secretary of the CPC Leadership Group, of CNPC, and from October 2020, the secretary of the CPC Committee of CNPC as a unit directly under the CPC Central Committee.
Liu Yuezhen
, age 60, is a
non-executive
director of our company. Mr. Liu is a professor-level senior accountant, holds a master’s degree and has extensive financial and accounting experience. He served as deputy general manager and chief accountant of AVIC Jianghan Aviation Life-saving Appliance Corporation since March 1996. In February 2000, he was promoted to general manager of Jianghan Aviation Life-saving Appliance Corporation and served concurrently as the director of the 610 Research Institute. Mr. Liu served as the chairman of the board of directors and general manager of AVIC Beijing Qingyun Aviation Instruments Co., Ltd. from May 2003 and as the chief accountant, and a member of the CPC Leadership Group, of CASIC (Group) Company from November 2006. He served as the chief accountant, and a member of the CPC Leadership Group, of CASIC (Group) Company from December 2007. Mr. Liu served a member of the CPC Leadership Group and the chief accountant of CNPC from December 2013. Mr. Liu was appointed as a director of our company in May 2014.
Jiao Fangzheng
, age 59,
is a
non-executive
director of our company, and concurrently a vice president, and a member of the CPC Leadership Group, of CNPC. Mr. Jiao is a professor-level senior engineer, holds a doctorate degree, and has extensive work experience in China’s petroleum and petrochemical industry. Mr. Jiao served as the chief geologist in Zhongyuan Petroleum Exploration Administration of Sinopec Group from January 1999, as the deputy manager and chief geologist of Sinopec Zhongyuan Oilfield Company, a branch of Sinopec from February 2000, as the deputy director general, and a member of the CPC Committee, of Sinopec Petroleum Exploration & Development Research Institute from July 2000, the deputy director general of Exploration & Production Department from March 2001, as the director general, and deputy secretary of the CPC Committee, of Northwest Petroleum Administration of Sinopec Group and as the general manager of Sinopec Northwest Oilfield Company from June 2004. He served as a vice president of Sinopec from October 2006, concurrently as the director general of Sinopec Petroleum Exploration & Production Department from July 2010, as the deputy general manager, and a member of the CPC Leadership Group, of Sinopec Group from July 2014, concurrently as the chairman of Sinopec Oilfield Service Corporation from September 2014, and concurrently as a director and a senior vice president of Sinopec from May 2015. Mr. Jiao has been a member of the CPC Leadership Group and a vice president of CNPC since June 2018. In June 2019, Mr. Jiao was appointed as a non-executive
director of our company.
Huang Yongzhang
, age 55, is an executive director and the president of our company, and concurrently a member of the CPC Leadership Group, and vice president and chief safety officer, of CNPC. Mr. Huang is a professor-level senior engineer and holds a doctorate degree. He has extensive work experience in China’s petroleum and natural gas industry. He previously served as the vice president of CNPC International (Nile) Ltd., vice president and concurrently as chief safety officer of China National Oil Exploration and Development Corporation, and the executive vice president of CNPC Middle East Corporation. He served as the leader of the coordination group of CNPC Middle East and president of CNPC Middle East Corporation from January 2018. He was appointed as a member of the CPC Leadership Group and vice president of CNPC in April 2020, and a director of our company in September 2020. Mr. Huang has served concurrently as the chief safety officer of CNPC from February 2021. He was appointed as the president of our company in March 2021.
Ren Lixin
, age 54, is an executive director and the senior vice president of our company, and concurrently a member of the CPC Leadership Group, and the deputy general manager, of CNPC. Mr. Ren is a professor-level senior engineer with a bachelor’s degree, who has extensive working experience in China’s petroleum and petrochemical industry. Mr. Ren served as a member of the CPC Committee and the vice president of PetroChina Dushanzi Petrochemical Company from September 2005, and then as the president, deputy secretary of CPC Committee and chief safety director of PetroChina Dushanzi Petrochemical Company from October 2018 while concurrently serving as the executive director and president of Xinjiang Dushanzi Petrochemical Co., Ltd. Mr. Ren was appointed as the president and deputy secretary of the CPC Committee of PetroChina Refining and Chemical Company in March 2021. He was appointed as a member of the CPC Committee and a deputy general manager of CNPC in June 2021. In August 2021, Mr. Ren was appointed as the senior vice president of our company, and in October 2021, as a director of our company.
Elsie Leung
 Oi-sie
, age 82, is an independent
non-executive
director of our company. She is a consultant of Iu, Lai & Li Solicitors & Notaries, and an independent non-executive director
of China Life Insurance Company Limited and China Resources Power Holdings Co., Ltd. Ms. Leung obtained her LLM degree from the University of Hong Kong, and is an academician of College of International Marriage Law. She holds the practicing qualifications for attorney of Hong Kong and Britain. Ms. Leung was the first Secretary for Justice of the Hong Kong Special Administrative Region, and a member of Executive Council of HKSAR. Ms. Leung was appointed as the Justice of the Peace, the Notary Public, and the China-Appointed Attesting Officer, and was awarded a Grand Bauhinia Medal. Ms. Leung was appointed as an independent non-executive
director of our company in June 2017.
Tokuchi Tatsuhito
, age 69, is an independent
non-executive
director of our company, and concurrently an independent
non-executive
director of Daiwa Securities (China) Co., Ltd. He is also the executive director & research fellow of the Center for Industrial Development and Environment Governance (CIDEG), Tsinghua University, and the senior fellow of Rebuild Japan Initiative Foundation. Mr. Tokuchi graduated from the Department of Chinese Language and Literature, Peking University, and received his master’s degree in East Asian Economy from the Center for East Asian Studies of Stanford University. He was a former member & expert advisor to the Foreign Advisory Committee of State Administration of Foreign Experts Affairs of the PRC, and previously held various positions in multiple companies such as the general manager of Investment Banking Division of Daiwa Securities SMBC Co., Ltd., the president of Daiwa Securities Singapore Limited, the Executive Vice President of Daiwa Securities (Hong Kong) Inc., a vice president of Daiwa Securities (America) Inc., the vice chairman of Singapore Investment Banking Association, a deputy general manager, the managing director, and Investment Banking Committee chairman, of CITIC Securities Co., Ltd., and the chairman of CITIC Securities International Co., Ltd. In 2009, Mr. Tokuchi was awarded the China Friendship Award, China’s award for foreigners. Mr. Tokuchi was appointed as an independent non-executive
director of our company in June 2017.

Simon Henry
, age 60, is an independent
non-executive
director of our company. Mr. Henry is a fellow of the UK Chartered Institute of Management Accountants, and has extensive experience in areas of finance management, strategic planning, marketing and investor relations. Mr. Simon Henry obtained a first class bachelor’s degree in mathematics from Cambridge University in 1982 and was awarded a master’s degree in 1986 from Cambridge. He joined Royal Dutch Shell in 1982. He worked for 8 years until March 2017 as the CFO and executive director of the board of Royal Dutch Shell. He now serves as a non-executive
director and chairman of the audit committee of the board of Rio Tinto plc. From April 2021, he joined the board of Harbour Energy plc. Mr. Simon Henry was appointed as an independent non-executive
director of our company in June 2017.
Cai Jinyong
, age 62, is an independent
non-executive
director of our company. Mr. Cai is a partner of Global Infrastructure Partners (GIP) and concurrently a board member of Aon Corporation. Mr. Cai received bachelor’s degree in science from Peking University and doctorate degree in economics from Boston University. Mr. Cai has over 30 years’ work experience in finance service industry, and before joining GIP in 2019, he worked at TPG Group, World Bank Group, Goldman Sachs Group, Inc. and Morgan Stanley. Mr. Cai worked at Central Europe Bureau of the Head Office of the World Bank in charge of energy sectors from 1990 to 1994. From 1994 to 2000, he served in Morgan Stanley and was a member of the team which established China International Capital Corporation Limited (the first domestic joint venture investment bank in the PRC). From 2000 to 2012, he worked in Goldman Sachs Group, Inc., where he was in charge of the PRC Investment Banking Business. From 2012 to 2016, he served as CEO of International Finance Corporation of the World Bank Group. From 2016 to 2018, he led the infrastructure business in emerging economies at TPG. In June 2020, Mr. Cai was appointed as an independent non-executive
director of our company.
Jiang, Simon X.
, age 68, is an independent
non-executive
director of our company. Mr. Jiang has been an independent
non-executive
director of COSCO Shipping International (Hong Kong) Co., Ltd. since April 2007. He is the chairman of Cyber City International Limited. Mr. Jiang is also a director of China Foundation for Disabled Persons, and a senior associate at the Judge Business School of Cambridge University of England. He is currently a member of the United Nations Investments Committee. Mr. Jiang received his bachelor’s degree from Beijing Foreign Studies University, master’s degree from Australian National University and M.Phil and Ph.D degree in Economics from Cambridge University of England. Mr. Jiang has investment management experience. Mr. Jiang was a former deputy chief of United Nations Joint Staff Pension Fund Investment Management and then works as a member of its Investment Committee till now. He was a member of the 11th and 12th Sessions of the National Committee of the Chinese People’s Political Consultative Conference, an independent director of China Oilfield Services Limited (“COSL”), Greenland Hong Kong Holdings Limited, Sinopec Corp., and Nokia Corporation. In June 2020, Mr. Jiang was appointed as an independent non-executive
director of our company.
Supervisors
Information on our current supervisors is as set out below:

Name	Gender	Age	Position	Term
Lv Bo	M	59	Chairman of the Supervisory Committee	2020.11-2023.11
Zhang Fengshan	M	60	Supervisor	2014.05-2023.06
Jiang Lifu	M	58	Supervisor	2014.10-2023.06
Lu Yaozhong	M	56	Supervisor	2017.06-2023.06
Wang Liang	M	59	Supervisor	2017.10-2023.06
Fu Suotang	M	59	Supervisor appointed by employees’ representatives	2017.06-2023.06
Li Jiamin	M	58	Supervisor appointed by employees’ representatives	2014.05-2023.06
Liu Xianhua	M	58	Supervisor appointed by employees’ representatives	2016.05-2023.06
Lv Bo
, age 59, is the chairman of the supervisory committee of our company. Mr. Lv is a senior economist with a master’s degree. He has extensive work experience in China’s oil and gas industry. In January 2002,

Mr. Lv was appointed as director-general of Human Resources Department of CNOOC. He was appointed as the assistant president of CNOOC in November 2006 and a member of the CPC Leadership Group of CNOOC in November 2007, and concurrently as the secretary of the CPC Committee of CNOOC as a unit directly under the CPC Central Committee in October 2008. From April 2010, he served as a vice president, and a member of the CPC Committee, of CNOOC, and from December 2012 concurrently as the chairman of CNOOC Energy Technology & Services Limited, from May 2015 concurrently as the president of CNOOC Party School, and from December 2016 concurrently as the chairman of Offshore Oil Engineering Co. Ltd. and COSL. Mr. Lv served as a vice president, and a member of the CPC Leadership Group, of CNPC from November 2019. He served as a director of our company from March 2020 to October 2020. He was appointed as a supervisor and the chairman of the supervisory committee of our company in November 2020. In September 2021, Mr. Lv was appointed as a full-time external director for central enterprises.
Zhang Fengshan
, age 60, is a supervisor of our company. Mr. Zhang is a professor-level senior engineer, holds a master’s degree and has extensive experience in China’s oil and gas industry. He was appointed as a deputy director and a standing member of the CPC Committee of Liaohe Oil Exploration Bureau in July 2000, the safety director of Liaohe Oil Exploration Bureau in May 2002, the director and deputy secretary of the CPC Committee of Liaohe Petroleum Exploration Bureau in August 2004, and the general manager and deputy secretary of the CPC Committee of Great Wall Drilling and Exploration Company Ltd. in February 2008, where he also served as an executive director from July 2008. Mr. Zhang has been the general manager of the Security, Environment, and Energy Conservation Department of our company and of CNPC since June 2012. Mr. Zhang was appointed as a supervisor of our company in May 2014. In July 2014, Mr. Zhang was appointed as the chief safety officer of our company and the deputy chief safety officer of CNPC. In December 2015, Mr. Zhang was appointed as the director of the Security, Environmental Protection Supervision Center of CNPC. From December 2016 to June 2021, Mr. Zhang served as the general manager of our Quality, Security and Environmental Protection Department and concurrently as the general manager of the Quality, Security and Environmental Protection Department of CNPC.
Jiang Lifu
, age 58, is a supervisor of our company, and concurrently the assistant to the general manager of CNPC. Mr. Jiang is a professor-level senior economist, holds a doctorate degree and has extensive work experience in China’s oil and gas industry. He was appointed as a deputy general manager of our Capital Operation Department in August 2003, a deputy director of CNPC’s Planning Department in May 2005, a deputy general manager of our Planning Department in June 2007 and a deputy director of CNPC’s Planning Department. From April 2014, Mr. Jiang served as the general manager of the Enterprise Management Department of our company and the general manager of the Enterprise Management Department of CNPC. Mr. Jiang was appointed as a supervisor of our company in October 2014. In April 2015, Mr. Jiang was appointed as the general manager of our Reform and Enterprise Management Department and the general manager of the Reform and Enterprise Management Department of CNPC. Mr. Jiang was appointed as the assistant to the general manager of CNPC in April 2021.
Lu Yaozhong
, age 56, is a supervisor of our company, and concurrently the general manager of Kunlun Capital. Mr. Lu is a professor-level senior accountant and holds a master’s degree. He has extensive work experience in China’s oil and gas industry. He served as the chief accountant and a member of the CPC Committee of PetroChina Kazakhstan Company from December 2009 and the chief accountant of Overseas Exploration and Development Branch Company of China National Oil and Gas Exploration and Development Corporation from August 2013. Mr. Lu served as the general manager of the Capital Operation Department of our company and concurrently the general manager of the Capital Operation Department of CNPC from April 2017. Mr. Lu was appointed as a supervisor of our company in June 2017 and as the general manager of Kunlun Capital in October 2021.
Wang Liang
, age 59, is a supervisor of our company, the general manager of our Audit Department, and concurrently the general manager of the Audit Department, and director and deputy secretary of the CPC Committee of the Audit Service Center, of CNPC. Mr. Wang is a professor-level senior accountant and holds a bachelor’s degree. He has extensive work experience in China’s oil and gas industry. He served as a director, chief accountant and member of the CPC Committee of CNPC Offshore Engineering Company Limited from January 2005, a member of the CPC Leadership Group and deputy director of Liaoning Provincial Finance Department from April 2006, the chairman of the board of directors Generali China Insurance Co., Ltd. from April 2007, the chief accountant and a member of the CPC Committee of CNPC Chuanqing Drilling Engineering Company Limited from February 2008, the general manager and deputy secretary of the CPC Committee of CNPC Assets Management Co., Ltd. from October 2009, the chairman of the board of directors, general manager, and deputy secretary of the CPC Committee of Kunlun Trust Co., Ltd. from March 2014, the chairman of the board of directors, secretary of the CPC Committee, secretary of the discipline inspection commission, and chairman of the Labor Union of CNPC Assets Management Co., Ltd. from July 2014, and the secretary of the CPC Committee, secretary of the Discipline Inspection Commission, chairman of the Labor Union and deputy general manager of China Petroleum Finance Co., Ltd. from July 2016. In May 2017, he was appointed as the general manager of our Audit Department, and concurrently the general manager of the Audit Department of CNPC, the director and secretary of the CPC Committee of the Audit Service Center of CNPC. Mr. Wang was appointed as a supervisor of our company in October 2017. And then in November 2017, he was appointed as the general manager of our Audit Department, the general manager of the Audit Department of CNPC, the director and deputy secretary of the CPC Committee of the Audit Service Center of CNPC.
Fu Suotang
, age 59, is an employee representative supervisor of our company. Mr. Fu is a professor-level senior engineer and holds a doctorate degree. He has extensive work experience in China’s oil and gas industry. He served as the chief geologist and a member of the CPC Committee of PetroChina Qinghai Oilfield Company from April 2007. He served as the general manager and deputy secretary of the CPC Committee of PetroChina Qinghai Oilfield Company and concurrently the director of Qinghai Petroleum Management Bureau from April 2014. In April 2017, he was appointed as the general manager and deputy secretary of the CPC Committee of PetroChina Changqing Oilfield Company and concurrently the director of Changqing Petroleum Exploration Bureau. Mr. Fu was appointed as an employee representative supervisor of our company in June 2017. In April 2018, he was appointed the general manager and the secretary of the CPC Committee of PetroChina Changqing Oilfield Company, and concurrently an executive director and the general manager of Changqing Oilfield Exploration Bureau Co., Ltd. From October 2020, Mr. Fu served as an executive director and the secretary of the CPC Committee of PetroChina Changqing Oilfield Company and concurrently as an executive director and the general manager of Changqing Oilfield Exploration Bureau Co., Ltd. In June 2021, Mr. Fu was appointed as a standing vice director of the Consulting Center of CNPC.
Li Jiamin
, age 58, is an employee representative supervisor and the director of the Party and Masses’ Affairs Department of our company, and concurrently the director of the Party and Masses’ Affairs Department, the deputy secretary of the CPC Committee (of CNPC as a unit directly under the CPC Central Committee), and the deputy director of the CPC Leadership Group, of CNPC. Mr. Li is a professor-level senior engineer and holds a master’s degree. He has extensive work experience in China’s oil and petrochemical industry. He was appointed as a deputy general manager, the chief safety officer and a member of the CPC Committee of Lanzhou Petroleum & Chemical Company in August 2004. He was appointed as the general manager and deputy secretary of the CPC Committee of PetroChina Lanzhou Petrochemical Company and the general manager Lanzhou Petroleum & Chemical Company in March 2012. Mr. Li was appointed as an employee representative supervisor of our company in May 2014. In November 2017, he was appointed the general manager and the secretary of the CPC Committee of PetroChina Lanzhou Petrochemical Company, and the executive director and general manager of Lanzhou Petroleum & Chemical Company. In August 2020, Mr. Li was appointed as the general manager of the Corporate Culture Department of our company, and concurrently the general manager of the Ideological and Political Work Department (and the chief of the CPC Leadership Group Propaganda Department, the general manager of the Corporate Culture Department and the director of the Press Office) of CNPC. From December 2020, Mr. Li has served as the director of the Party and Masses’ Affairs Department of our company, and concurrently as the director of the Party and Masses’ Affairs Department, the deputy secretary of the CPC Committee (of CNPC as a unit directly under the CPC Central Committee), and the deputy director of the CPC Leadership Group, of CNPC.

Liu Xianhua,
age 58
,
 is an employee representative supervisor of our company, and concurrently the chairman of PetroChina Xinjiang Sales Company Limited. He is also the chairman of PetroChina Xinjiang Marketing Company. Mr. Liu is a professor-level senior economist and holds a master’s degree. He has extensive work experience in China’s oil and petrochemical industry. In May 2005, he was appointed as the general manager and deputy secretary of the CPC Committee of PetroChina Shandong Marketing Company. In March 2012, he was appointed as the general manager and deputy secretary of the CPC Committee of PetroChina Northeast Marketing Company. In December 2015, he was appointed as the general manager and deputy secretary of the CPC Committee of PetroChina Liaoning Marketing Company, and the general manager of CNPC Liaoning Petroleum Corporation. Mr. Liu was appointed as an employee representative supervisor of our company in May 2016. From 2017, he served as the general manager and deputy secretary of the CPC Committee of PetroChina Liaoning Marketing Company, and concurrently as an executive director and the general manager of CNPC Liaoning Petroleum Marketing Company. Mr. Liu was appointed as the chairman of PetroChina Xinjiang Sales Company Limited in November 2021.
Senior Management Team Members other than Executive Directors
Information on current members of our senior management team other than executive directors is as set out below:

Name	Gender	Age	Position	Term
Sun Longde	M	59	Vice President and Chief Geologist	2007.06-
Li Luguang	M	59	Vice President	2018.06-
Tian Jinghui	M	59	Vice President	2015.11-
Chai Shouping	M	60	Chief Financial Officer, Secretary to the Board	2017.01-
Yang Jigang	M	58	Vice President and Chief Engineer	2017.12-
Zhang Minglu	M	58	Chief Safety Officer	2021.07-
Zhu Guowen	M	55	Vice President	2021.07-
Sun Longde
, age 59, is a vice president and the chief geologist of our company. Mr. Sun is a professor-level senior engineer and holds a doctorate degree. Mr. Sun is an academician of the Chinese Academy of Engineering. He has extensive work experience in China’s oil and geological industry. Mr. Sun was appointed as the manager of Exploration & Development Company of the Shengli Petroleum Administration Bureau in September 1997, the chief geologist and a member of the CPC Committee of Tarim Petroleum Exploration & Development Headquarters in November 1997, a deputy general manager and a member of the CPC Committee of PetroChina Tarim Oilfield Company in September 1999, and the general manager and secretary of the CPC Committee of PetroChina Tarim Oilfield Company in July 2002. Mr. Sun was appointed as a vice president of our company in June 2007. He was elected as an academician of the Chinese Academy of Engineering in December 2011. In April 2014, Mr. Sun was appointed as the director of the consultancy center of CNPC. In July 2015, Mr. Sun was appointed as the general manager of our Science and Technology Management Company and the general manager of the Science and Technology Department of CNPC. He was appointed as an executive director and the general manager of Daqing Oilfield Company Ltd., the director of Daqing Petroleum Administration Bureau, and a deputy secretary of the CPC Committee of Daqing Oilfield in March 2016. In October 2018, he was appointed as an executive director and the secretary of the CPC Committee of Daqing Oilfield Company Ltd., and concurrently an executive director of Daqing Petroleum Administration Bureau Co., Ltd., and he stepped down from all those three positions in June 2021. In July 2021, Mr. Sun was appointed as the chief geologist of our company.
Li Luguang
, age 59, is a vice president of our company. Mr. Li is a professor-level senior engineer and holds a doctor degree. He has extensive work experience in China’s oil and gas industry. From September 1999, Mr. Li served as the deputy general manager and Party member of PetroChina Southwest Oil and Gas Field Company, and from September 2003, as the general manager and deputy secretary of the CPC Committee of PetroChina Southwest Oil and Gas Field Company. From November 2005, he served as the general manager and secretary of the CPC Committee of PetroChina Southwest Oil and Gas Field Company, and from April 2014, as the assistant to the general manager of CNPC, and from October 2016, concurrently as the general manager and deputy secretary of the CPC Committee of PetroChina Tarim Oilfield Company. From April 2017, Mr. Li served as the general manager and secretary of the CPC Committee of PetroChina Tarim Oilfield Company, and from April 2018, as the general manager and deputy secretary of the CPC Committee of PetroChina Exploration and Production Company. Mr. Li was appointed as a vice president of our company in June 2018. From October 2020, he concurrently served as an executive director and the general manager and secretary of the CPC Committee of PetroChina Exploration and Production Company.
Tian Jinghui
, age 59, is a vice president of our company, and concurrently the secretary of the CPC Committee and an executive director of PetroChina International Company Ltd., and the chairman of China National United Oil Corporation. Mr. Tian is a professor-level senior economist and holds a master’s degree. He has extensive experience in China’s oil and gas industry. In May 1998, he was appointed as the chief of the Preparatory Group of PetroChina Northwest Marketing Company. He was appointed as a deputy general manager and member of the CPC Committee of our Refining & Marketing Company from December 1999, a deputy general manager, chief safety officer and member of the CPC Committee of PetroChina Marketing Company from November 2007. In June 2009, he was appointed as the secretary of the CPC Committee and deputy general manager of PetroChina Marketing Company. In August 2013, he was appointed as the general manager and secretary of the CPC Committee of PetroChina Marketing Company. Mr. Tian was appointed as a vice president of our company in November 2015. From April 2017, Mr. Tian has served as the general manager and deputy secretary of the CPC Committee of PetroChina Marketing Company, the secretary of the CPC Committee and an executive director of PetroChina International Company Ltd., and the chairman of China National United Oil Corporation.
Chai Shouping
, age 60, is the CFO and the secretary to the board of directors of our company. Mr. Chai is a professor-level senior accountant and holds a master’s degree. He has extensive work experience in financial operations and management in China’s oil and petrochemical industry. In April 2002, he was appointed as a deputy general manager of the Finance Department of our company. From September 2012, Mr. Chai served as the chief accountant, and a member of the CPC Committee, of China National Oil and Gas Exploration and Development Corporation (overseas exploration and development branch), the deputy general manager and the CFO of CNPC Exploration and Development Company Limited, and the CFO of PetroChina International Investment Company Limited. In March 2013, he was appointed as the general manager of the Finance Department of our company. In January 2017, he was appointed as our CFO. In August 2020, Mr. Chai was appointed as the manager of the Board of Directors Office of our company. Mr. Chai was appointed as the secretary to the board of directors of our company in October 2020.
Yang Jigang
, age 58, is a vice president and the chief engineer of our company. Mr. Yang is a professor-level senior engineer and holds a master’s degree. He has extensive experience in China’s petroleum and petrochemical industry. From August 1997, Mr. Yang served as the deputy manager of Lanzhou Chemical Industry Corporation, and from November 1998, as the chief engineer of the Oil Refinery and Chemical Engineering Department of CNPC. From September 1999, Mr. Yang served as a member of the preparatory group for the establishment of our Refining and Chemicals Marketing Company, and from December 1999, as the chief engineer, and member of the CPC Committee, of our Refinery and Marketing Branch Company. From August 2000, Mr. Yang served as a deputy general manager, chief engineer, and member of the CPC Committee, of our Chemical Engineering and Marketing Company, and from May 2005, as the general manager, and deputy secretary of the CPC Committee, of PetroChina Daqing Petrochemical Company. From December 2009, Mr. Yang served as the secretary of the CPC Committee and deputy general manager of our Refinery and Chemical Engineering Company. From November 2017, Mr. Yang has served as the secretary of the CPC Committee and the general manager of PetroChina Refinery and Chemical Engineering Company. He was appointed as the executive director of PetroChina Refining and Chemical Company in March 2021. Mr. Yang has served as a vice president of our company since December 2017. He was appointed as the chief engineer of our company in April 2021.

Zhang Minglu
,
aged 58, is the chief safety officer of our company and the general manager of the Quality, Health, Safety and Environment Department of our company, and concurrently the deputy chief safety officer of CNPC and the general manager of the Quality, Health, Safety and Environment Department of CNPC. Mr. Zhang is a professor-level senior engineer with a doctorate degree, and has extensive experience in the oil and gas industry in the PRC. From June 2008, he served as the chief geologist of PetroChina Changqing Oilfield Company. From July 2014, he served as the deputy general manager of PetroChina Changqing Oilfield Company, and from January 2015 concurrently as the chief safety officer of PetroChina Changqing Oilfield Company. From January 2019, Mr. Zhang served as general manager of PetroChina Qinghai Oilfield Company, and the executive director and general manager of Qinghai Petroleum Administration Bureau Co., Ltd. From March 2021, Mr. Zhang has served as the general manager of the Quality, Health, Safety and Environmental Department of our company and concurrently as the general manager of the Quality, Health, Safety and Environmental Department of CNPC. In June 2021, Mr. Zhang was appointed as the deputy safety director of CNPC and then in July 2021 as the chief safety officer of our company.
Zhu Guowen
, age 55, is a vice president of our company, and concurrently the executive director of Daqing Oilfield Co., Ltd., and executive director of Daqing Petroleum Administration Bureau Co., Ltd. Mr. Zhu is a professor-level senior engineer with a doctorate degree, and has extensive experience in the oil and gas industry in the PRC. From March 2010, Mr. Zhu served as the plant manager of the First Production Plant of Daqing Oilfield Co., Ltd. From April 2013, he served as the deputy general manager of Daqing Oilfield Co., Ltd. and deputy director general of Daqing Petroleum Administration Bureau. From October 2018, he served as the general manager of PetroChina Zhejiang Oilfield Company. From October 2020, he served as the general manager of Daqing Oilfield Co., Ltd. and concurrently as the general manager of Daqing Petroleum Administration Bureau Co., Ltd. From June 2021, he has served as the executive director of Daqing Oilfield Co., Ltd. and concurrently as the executive director of Daqing Petroleum Administration Bureau Co., Ltd. Mr. Zhu was appointed as a vice president of our company in July 2021.
Changes in Directors, Supervisors and Senior Management Team
The following changes have taken place to our board of directors, supervisors and senior management team since we filed our last annual report on Form
20-F:

•	On April 29, 2021, Mr. Yang Jigang was appointed as the chief engineer of our company (concurrent position).

•
On May 10, 2021, Mr. Li Fanrong resigned from the position of non-executive
director and vice chairman of our board of directors and simultaneously the chairman of the investment and development committee under our board of directors due to work arrangement.

•	On May 28, 2021, Mr. Li Wendong resigned from his position as an employee representative supervisor of our company due to work arrangement.

•
On July 20, 2021, Mr. Sun Longde was appointed as the chief geologist (concurrent position), Mr. Zhang Minglu was appointed as the chief safety officer of our company, Mr. Zhu Guowen was appointed as a vice president of our company.

•	On August 26, 2021, Mr. Ren Lixin was appointed as the senior vice president of our company.

•	On September 3, 2021, Mr. Ling Xiao resigned from his position as vice president of our company due to personal reasons.

•	On October 21, 2021, Mr. Hou Qijun and Mr. Ren Lixin were appointed as directors of our company.

•	On October 28, 2021, Mr. Hou Qijun was appointed as the vice chairman of our company.

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
The aggregate amount of salaries and other compensation, insurance and other benefits in kind paid by us to our directors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2021 was RMB840 thousand which does not include the fees totaling RMB2,732 thousand paid to our independent directors. The aggregate amount of salaries or other compensation, insurance and other benefits in kind paid by us to our supervisors, who hold senior management position or are otherwise employed by us during the year ended December 31, 2021 was RMB3,383 thousand. The aggregate amount of salaries or other compensation, insurance and other benefits in kind paid by us to other senior management during the year ended December 31, 2021 was RMB8,188 thousand.
In 2021, we paid RMB1,568 thousand as our contribution to the pension plans for our directors and supervisors, who hold senior management positions or are otherwise employed by us and other senior management of our company.
Save as disclosed, no other payments have been paid or are payable, with respect to the year ended December 31, 2021, by us or any of our subsidiaries to our directors. In addition, we have no service contracts with our directors that provide for benefits to our directors upon the termination of their employment with us.
For discussions about the compensations of our individual directors and supervisors, please see Note 11 to our consolidated financial statements included elsewhere in this annual report.
Board Practices
Our board of directors has five committees, namely, the nominating committee, the audit committee, the investment and development committee, the evaluation and remuneration committee and the sustainable development committee.
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
Investment and Development Committee
Our investment and development committee is composed of Mr. Hou Qijun, as chairman of the committee, and Mr. Duan Liangwei and Mr. Simon Henry, as members. The investment and development committee’s major responsibilities include:

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

Sustainable Development Committee
In March 2021, our health, safety and environment committee was renamed to “sustainable development committee”, and was charged with more responsibilities. Our sustaintability committee is composed of Mr. Huang Yongzhang, as chairman of the committee, and Mr. Jiao Fangzheng and Mr. Ren Lixin, as members. The sustainability committee’s major responsibilities include:

•
studying the sustainable development (including but not limited to environment, society and governance) matters of the Company, identifying and assessing major risks and impacts on the sustainable development of the Company, strengthening risk management in respect of environment, social responsibility and corporate governance and making proposals to the board of directors;

•
supervising the Company’s commitments and performance on key issues such as response to climate change, safeguarding of health and safety and fulfilment of social responsibilities, and making proposals to the board of directors;

•
reviewing the relevant guidelines, strategies, objectives, measures and relevant important issues related to the sustainable development of the Company, and supervising and checking the implementation of the sustainable development objectives of the Company against the corresponding sustainable development objectives that have been set;

•
reviewing the Company’s annual reports on environment, social responsibility and governance and the reports on quality, safety and environmental protection and making proposals to the board of directors;

•
paying attention to the important information of sustainable development matters related to the Company’s business, determining the potential material effect that the environmental, society and governance matters may have on the stakeholders, supervising and studying the material safety and environmental risks facing the Company and recommending response measures, and making corresponding proposals to the board of directors;

•	other matters delegated by the board of directors.
Employees
As of December 31, 2019, 2020 and 2021, we had 460,724, 432,003 and 417,173 employees (not including the temporary employees), respectively. During 2021, we employed 251,132 temporary employees on an average. As of December 31, 2021, we had 248,405 temporary employees. The table below sets forth the number of our employees by business segment as of December 31, 2021.

	Employees	% of Total
Exploration and production	241,692	57.94
Refining and chemicals	128,785	30.87
Marketing	37,134	8.90
Natural gas and pipeline	3,928	0.94
Headquarters and others (1)	5,634	1.35
Total	417,173	100.00

(1)
Including the numbers of employees of the management of our headquarters, specialized companies, PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, Petrochemical Research Institute and other units.

Our employees participate in various basic social insurance plans organized by municipal and provincial governments whereby we are required to make monthly contributions to these plans at certain rates of the employees’ salary as stipulated by relevant local regulations. Expenses incurred by us in connection with the retirement benefit plans were approximately RMB20,196 million, RMB16,833 million and RMB19,939 million, respectively, for the years ended December 31, 2019, 2020 and 2021, respectively.
In 2021, we did not experience any strikes, work stoppages, labor disputes or actions that affected the operation of any of our businesses.
Share Ownership
As of December 31, 2021 our directors, senior officers and supervisors did not have share ownership in us or any of our affiliates.

Item 7
— MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
We were established on November 5, 1999 with CNPC as its sole promoter. As of March 31, 2022, CNPC beneficially owned 147,173,857,136 shares, which include 291,518,000 H Shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC, representing approximately 80.41% of the share capital of us, and, accordingly, CNPC is our controlling shareholder. The following table sets forth the major shareholders of our A Shares and H Shares as of March 31, 2022:

Name of Shareholders	Class of Shares	Number of Shares Held	Capacity	Percentage of Such Share in That Class of the Issued Shares Capital (%)	Percentage in the Total Share Capital (%)
CNPC	A Shares	146,882,339,136 (long position)	Beneficial Owner	90.71	80.25
	H Shares	291,518,000 (long position) (1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16

The Bank of New York Mellon Corporation (2)	H Shares	1,267,777,801 (long position)	Interest of Corporation	6.01	0.69

		892,090,100 (short position)	Controlled by the Substantial	4.23	0.49

		345,286,695 (shares available for lending)	Shareholder/Approved Lending Agent	1.64	0.19

BlackRock, Inc. (3)	H Shares	1,277,733,984 (long position)	Interest of Corporation Controlled by the	6.06	0.70

		1,490,000 (short position)	Substantial Shareholder	0.01	0.0008

(1)	Held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
(2)	The Bank of New York Mellon Corporation, through various subsidiaries, had an interest in the H Shares of the Company.
(3)	Blackrock, Inc., through various subsidiaries, had an interest in the H Shares of the Company.
Related Party Transactions
CNPC is a controlling shareholder of our company. We have extensive business dealings with CNPC and other members of the CNPC group, all of which constitute related party transactions for us. We also continued to carry out existing continuing transactions with other related parties in 2021.
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
Under the New Comprehensive Agreement, we and CNPC will provide the following products and services to each other:
(A) Products and services to be provided by us to CNPC mainly include: refined oil products, chemical products, crude oil, natural gas, water supply, electricity supply, gas supply and heating supply, metering and measuring, and commissioned operations, supply of materials, financial services, and other products and services that CNPC and jointly held companies may request us to provide from time to time for itself to consume, use or sell. In addition, we will provide financial services to jointly held companies, including provision of entrusted loans, guarantees and other financial services.
(B) Products and services to be provided by CNPC/jointly held companies to us mainly include:

•
construction and technical services, including but not limited to exploration technology service, downhole operation service, oilfield construction service, refinery construction service and engineering and design service;

•
production services, which will be mainly the products and services provided in light of the requirements for our daily operations, including but not limited to crude oil, natural gas, refined oil products, chemical products, water supply, electricity supply, gas supply and communications;

•
supply of materials services not included in the foregoing construction and technical services or production services due to difference in nature, which will be mainly materials procurement agency services, including but not limited to procurement of materials, quality inspection, storage of materials and delivery of materials;

•	social and ancillary services, including but not limited to security systems, staff canteens and training centers; and

•	financial services, including loans and other financial aids, deposit services, entrusted loans, settlement services, finance lease services and other financial services.
The general principle of the New Comprehensive Agreement is that all products and services provided by each party shall be of good quality and fair and reasonable price. If a third party provides similar products or services or participates in similar transactions, it shall not be inferior to the conditions provided by the third party for such products or services. The pricing of the products and services to be provided under the New Comprehensive Agreement shall be either following government-prescribed price, market price, cost price, or contractual price, depending on the circumstances. The deposit and loan interest rates of financial services shall be subject to the interest rates and relevant charging standards for the same period as published by the People’s Bank of China or relevant financial regulatory agencies, and shall not be inferior to the interest rates, charging standards and other conditions for the party to obtain funds and services from an independent third party. The New Comprehensive Agreement is not exclusive, and the parties may provide to and purchase products and services from third parties. Each party may terminate the performance of on or more products or services by giving at least six months’ written notice. However, if we are unable to easily obtain services that CNPC provides from a third party, CNPC shall not terminate the provision of such services unless it get our written consent.

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
We entered into a supplementary agreement to the Land Use Rights Lease Agreement with CNPC on August 25, 2011, whereby we adjusted the area and the rent to be effective from January 1, 2012. Thereafter, the parties adjusted the area and rent every three years. The latest adjustment happened on August 27, 2020, whereby the parties adjusted the area to 1,142 million square meters and the annual rent to approximately RMB5,673 million (exclusive of taxes) for the three years since January 1, 2021.
All of the amendments and adjustment were approved by the relevant general meetings. The latest adjustment was approved by the extraordinary general meeting of our company on November 5, 2020.
4.
Buildings Lease Agreement
We entered into a buildings lease agreement with CNPC in March 2000, pursuant to the lease, CNPC leased buildings across China to us for our business operations. Both parties agreed to adjust the area and rent of leased buildings every three years based on our needs and the changes in the market price. On August 24, 2017, we entered into a new agreement with CNPC, pursuant to which, the area of the leased building should be 1,152,968 square meters, and the annual rent should be no more than RMB730 million. The agreement took effect on January 1, 2018, with a term of 20 years.
The parties may adjust the area of building leased and the rent fees every three years as appropriate by reference to the status of the production and operations and the prevailing market price, but the adjusted rent fees shall not exceed the comparable fair market price. On August 27, 2020, the parties confirmed that effective from January 1, 2021, the area of the leased buildings should be adjusted to 1,287,486.41 square meters and the annual rent be adjusted to approximately RMB713 million. All of the amendments and adjustments were approved by the relevant general meetings. The latest adjustment was approved by the extraordinary general meeting of our company on November 5, 2020.
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
As of December 31, 2021, a total of 29 projects were being executed by CNPC under the production sharing contracts. CNPC has assigned to us at nil consideration all of its rights and obligations under the production sharing contracts and all the related interests vested in CNPC pursuant to applicable PRC laws and regulations, except the rights and obligations relating to CNPC’s supervisory functions.
7. Ongoing connected transactions with CNPC Finance
CNPC Finance Co., Ltd. (“CPF”) is an internal finance company of CNPC. CNPC, CNPC Capital Co., Ltd. and the Company each hold 40%, 28% and 32% equity interest in CPF, respectively. In 2021, the beginning balance of our deposits with CPF was RMB33,275 million, with cash inflow of RMB3,616,743 million and cash outflow of RMB3,619,890 million during the reporting period, and the end-of-period
balance was RMB30,128 million; the deposit interest rate range of RMB was from 0.35% to 4.26%. The beginning balance of the loans provided by CPF to us was RMB68,045 million, with new loans of RMB85,195 million and repaid loans of RMB82,673 million during the reporting period, and the end-of-period
balance was RMB70,567 million. The loan interest rate range of RMB was from 3.2% to 4.28%. In 2021, the amount of acceptance bills issued and discounting of bills undertaken by CPF for us was RMB13,615 million and RMB3,671 million, respectively.
8. Caps for the Continuing Related Party Transactions
We and CNPC update the aggregate annual amount proposed for each category of continuing related party transactions every three years based on the historical transactions and transaction amounts for the provision of such category of products and services by us, CNPC and our jointly held companies to each other during the prior periods, and by taking into account the business development of our company, CNPC and the jointly held companies, and the possible magnitude of fluctuation of the prices of crude oil, petrochemical products, natural gas, and other petroleum products and services on international markets and China market, which amount, after being approved by the shareholders at the relevant general meeting, should be adopted as the proposed annual cap for the corresponding category of continuing related party transactions for each of the next three years. The transaction amounts of all the historical continuing related party transactions as described above were all within the corresponding proposed annual caps.

The proposed annual caps for the continuing related party transactions during the period from January 1, 2021 to December 31, 2023 are as set out in the following table:

Category of Products and Services	2021	2022	2023
	RMB (in millions)
(i) Products and services provided by us to the CNPC and jointly-held companies	150,000	147,200	144,600
(ii) Products and services provided by CNPC and jointly-held companies to us
(a) Construction and technical services	198,200	197,500	197,000
(b) Production services	207,700	205,500	204,500
(c) Supply of materials services	35,300	35,300	35,300
(d) Social and ancillary services	5,800	5,800	5,800
(e) Financial Services
— Aggregate of the daily highest amount of deposits of our company in CNPC and the total amount of interest received in respect of these deposits	55,000	55,000	55,000
— Insurance fees, handling charges for entrusted loans, and fees and charges for settlement services and other intermediary business	2,400	2,400	2,400
— Rents and other payments made under financial leasing loans, and fees and charges for settlement services and other intermediary business	5,000	5,000	5,000
(iii) Financial services provided by us to the jointly-held companies	22,000	22,000	22,000
(iv) Land leases provided to us by CNPC	16,578	11,019	5,685
(v) Building leases provided to us by CNPC	2,083	1,384	714
* The proposed annual caps for the land and property provided by CNPC to us for lease for the period from 2021 to 2023 shall be determined by reference to the annual value of the right-of-use
assets.
9. Independent
Non-Executive
Directors’ Confirmation
In relation to the continuing connected transactions undertaken by the Company in 2021, the independent non-executive
directors of the Company confirmed that:

•	the connected transactions disclosed above have been made in the ordinary course of business of the Company;

•	the connected transactions disclosed above have been made on normal commercial terms or better terms;

•
the connected transactions disclosed above have been conducted in accordance with the agreements governing such transactions and their terms are fair and reasonable and consistent with the interests of shareholders as a whole.

10. Auditor’s Confirmation
The auditor of the Company has audited the transactions disclosed above and has provided our board of directors with a letter indicating that:

•	all the connected transactions have been approved by our board of directors;

•
all the connected transactions have been conducted in compliance with the pricing policies of the Company in all material respects if the transactions involve the provision of goods or services by the Company;

•	all the connected transactions have been carried out in accordance with the terms of the corresponding agreements; and

•	all the transactions have been concluded within the annual caps disclosed above, if applicable.
Loans and Guarantees
In 2021, we did not provide any guarantee to or for the benefit of CNPC and its subsidiaries. As of December 31, 2021, the total outstanding guarantee we provided to or for the benefit of our subsidiaries, associates and affiliates other than CNPC and its subsidiaries was RMB188,192 million.
For a detailed discussion of continuing related party transactions, please refer to Note 38 to our consolidated financial statements included in this annual report.
One-off
Related Party Transactions
1. Kunlun Energy Pipeline Assets Transaction
On December 22, 2020, the board of directors of the Company approved the sale to PipeChina of the 60% equity interest in PetroChina Beijing Gas Pipeline Co., Ltd. and the 75% equity interest in PetroChina Dalian LNG Co., Ltd. held by Kunlun Energy, a subsidiary of the Company. In view of the fact that the two directors appointed by the Company to PipeChina are the incumbent director and a senior management member of the Company and one of them is a senior management member of CNPC (the controlling shareholder of the Company), this transaction constitutes a related party transaction of the Company. The conditions precedent of the transaction were satisfied on March 31, 2021, and all the rights, obligations and liabilities in relation to the target assets were transferred to PipeChina as at 24:00 on March 31, 2021.
2. Increase of Capital of CNPC Finance Co., Ltd.
On June 13, 2019, our board of directors passed a resolution on the increase of capital contributions to CNPC Finance Co., Ltd. (“CPF”) by CNPC, CNPC Capital Co., Ltd. (“CNPC Capital”) and us in proportion to the parties’ respective shareholding percentages in CPF. CNPC, CNPC Capital and we currently hold 40%, 28% and 32% equity interests in CPF, respectively. After completion of this transaction, the registered capital of CPF will be increased from RMB8,331,250,000 to RMB16,395,273,100 by converting RMB8,064,023,100 out of the capital reserves of CPF into its registered capital and the increase in the registered capital will be allocated to the parties in proportion to the parties’ respective shareholding percentages in CPF prior to the increase. After completion of the transaction, the parties’ shareholding percentages in CPF remain unchanged. This transaction has been completed in 2021.
3. Establishment of Kunlun Capital Co., Ltd.
On April 29, 2021, the board of directors of the Company approved the establishment of CNPC Kunlun Capital Co., Ltd. (“Kunlun Capital”) by and among the Company, CNPC and CNPC Capital Co., Ltd., with each party to contribute to Kunlun Capital RMB2.9 billion, RMB5.1 billion and RMB2 billion in cash, in exchange for 29%, 51% and 20% of Kunlun Capital shares, respectively. Kunlun Capital has been established in June 2021, and all parties will complete the capital contribution by the end of 2023 in three instalments. Kunlun Capital will focus on equity investment in new energy, new materials, energy conservation and environmental protection sectors.

Interests of Experts and Counsel
Not applicable.
Item 8
— FINANCIAL INFORMATION
Financial Statements
See the F-pages following Item 19.
Legal Proceedings
We are involved in several legal proceedings concerning matters arising in the ordinary course of our business and due to other reasons. We believe, based on currently available information, that these proceedings, individually or in the aggregate, will not have a material adverse effect on our profitability or financial condition.
Dividend Policy
Our Articles of Association provided that if our net profit attributable to owners of the company and the accumulated undistributed profit for a year are positive, and our cash flow can satisfy our normal operation and sustainable development, the amount of cash dividend to be distributed shall not be less than 30% of the net profit attributable to owners of the company realized in that year. We distribute dividends twice a year. Distribution of final dividends needs to be passed at the general meeting by ordinary resolution. The general meeting can, by ordinary resolution, authorize the board of directors to determine the distribution of interim dividends. Since the listing of our ADSs and our shares, we have distributed dividends to the shareholders by strictly complying with the Articles of Association and other relevant regulatory requirements, and adhering to the principle of bringing returns to shareholders, and after an overall consideration of various factors, including our operating performance, financial status, and cash flows. The total dividend for 2021 accounted for 45% of our net profit attributable to owners of the Company of 2021.
Our board of directors will declare dividends, if any, in Renminbi on a per share basis. Dividends payable to the holders of A Shares shall be paid in Renminbi. Save for the H Shares traded through the Southbound Trading Link, dividends payable to the holders of H Shares shall be paid in HK dollar. The Bank of New York will convert the HK dollar dividends and distribute them to holders of ADSs in U.S. dollars, less expenses of conversion. The holders of the A Shares and H Shares will share proportionately on a per share basis in all dividends and other distributions declared by our board of directors.
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
After an overall consideration of factors, including our operating performance, financial status and cash flows, we paid an interim dividend of RMB23,866 million in aggregate, representing RMB0.1304 per share (inclusive of applicable taxes), for the six months ended June 30, 2021, to our A shareholders and H shareholders (including ADS holders). The board of directors recommended a final dividend of RMB17,610 million in aggregate, representing RMB0.09622 per share (inclusive of applicable taxes) for the second half of 2021. The final dividend for the year ended December 31, 2021 is subject to the approval by the annual general meeting to be held on June 9, 2022, and shall be paid to our shareholders listed on our shareholder register as of the close of business on June 27, 2022. The register of members of H Shares will be closed from June 22, 2022 to June 27, 2022 (both days inclusive) during which period no transfer of H Shares will be registered. The final dividends for A Shares and H Shares (including ADSs) for 2021 will be paid on or about June 28, 2022 and July 29, 2022, respectively.
In accordance with the relevant provisions of the Articles of Association of the Company and relevant laws and regulations, dividends payable to the Company’s shareholders shall be declared in Renminbi. Dividends payable to the holders of A Shares shall be paid in Renminbi, and for the A Shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H Shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange and the Shenzhen Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H Shares shall be paid in Hong Kong Dollar. The applicable exchange rate shall be the average of the medium exchange rates for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China in the week prior to the declaration of the dividends at the annual general meeting of the Company to be held on June 9, 2022. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof.
According to the
Law on Corporate Income Tax of the People’s Republic of China
and its implementing rules which came into effect on January 1, 2008, amended on February 24, 2017 and December 29, 2018, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident
enterprise shareholders whose names appear on the register of members of H Shares of the Company. Any H Shares registered in the name of non-individual
shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident
enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H Shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedures. The Company will withhold and pay the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on the information registered on the Company’s H Share register of members on June 27, 2022.

According to the applicable requirements of the State General Administration of Taxation of the PRC, the Company is required to withhold and pay the individual income tax for its individual H shareholders and an individual H shareholder is entitled to certain tax preferential treatments according to the tax agreements between the country where the individual H shareholder is resident and China and the provisions in the tax arrangements between China’s mainland and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax on dividend at a rate equal to 10%. For individual H shareholders who are residents of those countries having agreements with China for individual income tax on dividend at a rate lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the applicable provisions of the State General Administration of Taxation of the PRC. For individual H shareholders who are residents of those countries having agreements with China for individual income tax on dividend at a rate higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For individual H shareholders who are residents of those countries without any tax agreements with China or having agreements with China for individual income tax on dividend at a rate of 20% or in other situations, the Company would withhold the individual income tax at a tax rate of 20%.
The Company will determine the country of domicile of the individual H shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on June 27, 2022, and will accordingly withhold and pay the individual income tax. If the country of domicile of an individual H shareholder is not the same as the Registered Address, the individual H shareholder shall notify the share registrar of the Company’s H Shares and provide relevant supporting documents on or before 4:30 p.m. June 21, 2022 (address: Hong Kong Registrars Limited, Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the individual H shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H Shares within the period stated above, the Company will determine the country of domicile of the individual H shareholder based on the recorded Registered Address on June 27, 2022.
The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in or inaccurate determination of the country of domicile of any shareholder of the Company or any disputes over the withholding and payment of tax.
With regard to the dividends earned by the investors (including enterprises and individuals) from investment in the A Shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the rate of 10%, and file tax withholding returns with the competent tax authority. Where any Hong Kong investor is a tax resident of a foreign country and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or designate a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.
Significant Changes
None.
Item 9
— THE OFFER AND LISTING
Trading Market Information
Our ADSs, each representing 100 H Shares, par value RMB1.00 per H Share, have been listed and traded on the New York Stock Exchange since April 6, 2000 under the symbol “PTR”. Our H Shares have been listed and traded on the Hong Kong Stock Exchange since April 7, 2000 under the symbol “857”. In September 2005, our company issued an additional 3,196,801,818 H Shares. CNPC also sold 319,680,182 state-owned
shares it held concurrently with our issuance of new H Shares in September 2005. In October 2007, we issued 4 billion A Shares and these shares were listed on the Shanghai Stock Exchange on November 5, 2007 under the symbol “601857”. Following the issuance of A Shares, all the domestic shares of our company existing prior to the issuance of A Shares, i.e. the shares held by CNPC (our controlling shareholder) in our company, have been registered with China Securities Depository and Clearing Corporation Limited as tradable A Shares. The New York Stock Exchange, the Hong Kong Stock Exchange and Shanghai Stock Exchange are the principal trading markets for our ADSs, H Shares and A Shares, respectively.
As of December 31, 2021, there were 21,098,900,000 H Shares and 161,922,077,818 A Shares issued and outstanding. As of December 31, 2021, there were 142 registered holders of American depositary receipts evidencing 9,022,432 ADSs representing 902,243,200 H Shares. The depositary of the ADSs is the Bank of New York Mellon.
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
Dividends
Dividend shall be paid twice a year. The final dividends of the Company shall be decided by the shareholders by way of an ordinary resolution. The shareholders may by way of an ordinary resolution authorize the board of directors to decide on the interim dividends. The Company may pay any dividends in cash, shares or otherwise in such other way as permitted by laws and regulations. The Company will tend to pay any such dividends in cash over other methods of payment. The Company shall pay cash dividends for the year in which both the net profit attributable to the owners of the company and the cumulative undistributed profit are positive and so long as the cash flows of the Company may support its normal course of operation and sustainable development. Any such cash dividends shall not be less than 30% of the net profit attributable to the owners of the company for that year. If the shareholders’ general meeting passes motions in connection with the distribution of cash dividend, allotment of bonus shares, or conversion of capital common reserve fund into share capital, the Company shall implement detailed plans thereof within two months after the conclusion of such shareholders’ general meeting. If a shareholder has not claimed his dividends six years after such dividends has been declared in accordance with the Articles of Association, such shareholder is deemed to forfeit his right to claim such dividends.
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

Foreign Exchange Regulation
Currently, the Renminbi is not a freely convertible currency. Exchange and remittance of foreign currencies in China are subject to the supervision of the PRC government’s foreign exchange administrative agencies, such as through filings and/or approval requirements. We maintain a portion of cash and cash equivalents in foreign currencies in the course of our international business, while we receive most of our revenues in Renminbi. We convert foreign currencies from time to time to meet our foreign currency obligations, including repayment of foreign currency denominated debt, payment of overseas capital expenditures and equity investment, import of oil, gas, equipment and materials, and payment of dividends declared with respect to the H Shares and ADSs. The requirements of the PRC government such as filings and approvals with respect to foreign exchange transactions may impose restrictions on our international business.
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
 045
, or Circular 348, issued by the State General Administration of Taxation of the PRC on June 28, 2011, foreign individual shareholders holding H Shares, or individual H shareholders, in a PRC company listed in Hong Kong may be subject to different levels of withholding taxes on dividends based on the tax treaties of their home countries with China. Individual H shareholders, who are residents of Hong Kong or Macau or who enjoy a 10% tax rate on dividends based on the tax treaties of their home countries with China, are subject to a withholding tax rate of 10% with respect to the H Share dividends they receive. For those individual H shareholders whose home countries have tax treaties with China prescribing a tax rate on dividends lower than 10%, the PRC company, whose shares are held by such individual H shareholders, needs to make tax filings on behalf of the individual H shareholders in order for them to enjoy such tax treatment. For individual H shareholders whose home countries have tax treaties with China prescribing a tax rate on dividends between 10% and 20%, the PRC company, whose shares are held by such individual H shareholders, shall withhold the individual income tax at the agreed-upon
tax rate. For individual H shareholders whose home countries have no tax treaties with China or whose home countries have tax treaties with China prescribing a tax rate on dividends higher than 20%, the PRC company shall withhold the tax at a rate of 20%.
Dividends and Foreign Enterprises
Pursuant to the
Enterprise Income Tax Law of the PRC
and the implementing rules thereunder, the
Circular on Issues Concerning the Withholding of Corporate Income Tax by PRC Resident Enterprises from Dividends

Payable to H Share
Non-resident
Corporate Shareholders
, and the
Measures for the Administration of the Enjoyment by
Non-residents
of the Treatments under the Treaties
, when paying any of its H Share
non-resident
corporate shareholders any dividends, we withhold the corporate income tax from such dividends at a rate of 10%. For an H Share non-resident
corporate shareholder whose home country has a tax treaty with China prescribing a tax rate on dividends lower than 10%, such H Share non-resident
corporate shareholder may, by itself or through an agent or us, make filings with the competent taxation authority for the treatment under the applicable tax treaty and present the documents evidencing that such shareholder is qualified to be a beneficial owner as defined under the applicable tax treaty.
Tax Treaties
If you are a tax resident or citizen of a country that has entered into a double-taxation
treaty with the PRC, you may be entitled to a reduction in the amount of tax withheld, if any, imposed on the payment of dividends. The PRC currently has such treaties with a number of countries, including, but not limited to, the United States, Australia, Canada, France, Germany, Japan, Malaysia, Singapore, the United Kingdom and the Netherlands.
Under certain treaties, the rate of withholding tax imposed by China’s taxation authorities may be reduced. Pursuant to the
Measures for the Administration of the Enjoyment by Non
-residents
of the Treatments under Applicable Treaties
promulgated by the State Administration of Taxation on October 14, 2019, a
non-PRC
resident may apply the applicable benefit under tax treaties to him/herself when he/she makes tax filings or upon withholding by third parties and no prior approvals of the taxation authorities are required, if such non-PRC
resident decides based on his/her own judgement that he/she is entitled to such benefits.
Capital Gains
The
Individual Income Tax Law of the PRC,
provides for a capital gains tax of 20% on individuals. The
Provisions for Implementing the Individual Income Tax Law of the PRC
, provides that the measures to levy individual income tax on the gains realized on the sale of shares will be made in the future by the Ministry of Finance and subject to the approval of the State Council. However, the Ministry of Finance has not so far promulgated a specific taxation method to levy tax on the capital gains realized by individual holders of H Shares or ADSs from sale of shares. If in the future such specific taxation method is promulgated, an individual holder of H Shares or ADSs may be subject to a 20% tax on capital gains under the
Individual Income Tax Law of the PRC
as amended from time to time, unless exempted or reduced by an applicable double taxation treaty or relevant PRC law or regulation.
Under the
Enterprise Income Tax Law of the PRC
, capital gains realized by foreign enterprises which are
non-resident
enterprises in the PRC upon the sale of Overseas Shares by PRC companies are generally subject to a PRC withholding tax levied at a rate of 10%, unless exempted or reduced pursuant to an applicable double-taxation
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

Subject to various limitations, any PRC tax withheld from distributions in accordance with PRC law, as limited by the Treaty, as discussed under “—PRC Taxation,” will be deductible or creditable against your United States federal income tax liability. For foreign tax credit limitation purposes, dividends paid on the H Shares or ADSs will be foreign source income, and will be treated as “passive category income” or, in the case of some U.S. holders, “general category income.” You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-United
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
U.S. holders, including individuals, is generally taxed at a reduced rate where the property has been held more than one year. Your ability to deduct capital losses is subject to limitations. If any PRC tax is withheld from your gain on a sale, exchange or other disposition of H Shares or ADSs, as discussed under “ —PRC Taxation,” such tax would only be creditable against your United States federal income tax liability to the extent that you have foreign source income. However, in the event that such PRC tax is withheld, a U.S. holder that is eligible for the benefits of the Treaty may be able to treat the gain as foreign source income for foreign tax credit satisfaction purposes. Pursuant to recently issued United States Treasury regulations that apply to foreign income taxes paid or accrued in taxable years beginning on or after December 28, 2021, any such foreign income tax would generally not be eligible for a foreign tax credit unless there is a sufficient nexus between the foreign country imposing the tax and the U.S. holder’s activities. The United States Treasury regulations provide for an exception if the U.S. holder elected benefits under an applicable income tax treaty between the United States and the foreign country imposing the tax. Alternatively, the U.S. holder may take a deduction for foreign income taxes paid or accrued if the U.S. holder elects to deduct (rather than credit) all such taxes paid or accrued during the taxable year. You are urged to consult your tax advisors regarding the United States federal income tax consequences if PRC tax is withheld from your gain on the sale, exchange or other disposition of H Shares or ADSs, including the availability of a foreign tax credit under your particular circumstances.
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
We believe that we did not meet either of the PFIC tests in the taxable year that ended December 31, 2021 and believe that we will not meet either of the PFIC tests in the current or subsequent taxable years and therefore will not be treated as a PFIC for such periods. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.
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
and our website
www.petrochina.com.cn
. Upon request, we will provide hardcopies of our annual report on Form
20-F
to you free of charge.
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
Weighted-average
variable rates are based on effective rates as of December 31, 2019, 2020 and 2021. The information is presented in Renminbi equivalents, our reporting currency.
Foreign Exchange Rate Risk
We conduct our business primarily in Renminbi. However, a portion of our RMB revenues are converted into other currencies to be used in foreign investment and trading, to meet foreign currency financial instrument obligations and to pay for imported oil, gas, equipment and other materials. Foreign currency payments for imported oil and gas represented 23.6%, 21.6% and 22.1% of our total purchases, services and other expenses in 2019, 2020 and 2021, respectively. These are the main foreign exchange payments of the company.
The Renminbi is not a freely convertible currency. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.
The tables below provide information about our financial instruments including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The tables below summarize such information by presenting principal cash flows and related weighted-average
interest rates at expected maturity dates in RMB equivalents, using the exchange rates in effect on December 31, 2021.
December 31, 2021

	Expected Maturity Date							Percentage to Total Long-Term Borrowings	Fair Value
	2022	2023	2024	2025	2026	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan Amount	6,236	5,225	4,002	10,835	1,075	1,706	29,079	9.68%	27,938
Average Interest Rate	3.09%	3.29%	2.86%	4.20%	3.77%	4.07%	—	—	—
Variable Rate Loan Amount	4,435	30,249	60,285	5,499	1,552	9,964	111,984	37.27%	105,548
Average Interest Rate	3.84%	2.55%	3.04%	3.62%	3.37%	3.94%	—	—	—
Loans in Euro
Fixed Rate Loan Amount	—	—	—	—	—	112	112	0.04%	123
Average Interest Rate	—	—	—	—	—	3.88%	—	—	—
Variable Rate Loan Amount	—	—	—	3,430	—	—	3,430	1.14%	3,644
Average Interest Rate	—	—	—	1.18%	—	—	—	—	—
Loans in United States Dollar
Fixed Rate Loan Amount	15	9	9	9	9	3,264	3,315	1.10%	3,729

	Expected Maturity Date							Percentage to Total Long-Term Borrowings	Fair Value
	2022	2023	2024	2025	2026	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Average Interest Rate	1.00%	0.55%	0.55%	0.55%	0.55%	1.11%	—	—	—
Variable Rate Loan Amount	574	7,821	28,401	20,159	4,372	10	61,337	20.42%	63,757
Average Interest Rate	3.77%	1.16%	1.29%	1.19%	4.91%	5.41%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan Amount	3	3	3	3	—	—	12	—	12
Average Interest Rate	2.30%	2.30%	2.30%	3.25%	—	—	—	—	—
Variable Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—	—	—
Loans in CFA Franc
Fixed Rate Loan Amount	—	—	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—	—	—
Variable Rate Loan Amount	1	—	—	—	—	—	1	—	1
Average Interest Rate	2%	—	—	—	—	—	—	—	—
Debentures in United States Dollar
Fixed Rate Loan Amount	—	—	—	3,170	—	—	3,170	1.06%	3,017
Average Interest Rate	—	—	—	3.75%		—	—	—	—
Debentures in RMB
Fixed Rate Loan Amount	2,000	4,000	—	—	9,000	2,000	17,000	5.66%	16,075
Average Interest Rate	4.90%	3.09%	—	—	3.60%	3.84%	—	—	—
Medium Term Notes in RMB
Fixed Rate Loan Amount	—	21,000	50,000	—	—	—	71,000	23.63%	67,093
Average Interest Rate	—	2.42%	3.64%	—	—	—	—	—	—
Medium Term Notes in United State Dollar	—	—	—	—		—	—	—	—
Fixed Rate Loan Amount	—	—	—	—		—	—	—	—
Average Interest Rate							—	—	—
Total	13,264	68,307	142,700	43,105	16,008	17,056	300,440	100%	290,937

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
Fees and Payments from the Depositary to Us
In the year ended December 31, 2021, we received from the depositary a reimbursement of US$177,615.09, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs. In addition, the depositary has agreed to reimburse us certain amount per year of the facility, including but not limited to, investor relations expenses or any other American depositary receipts program related expenses. The amount of such reimbursements is subject to certain limits.

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
and 15d(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and regulations and that such information is accumulated and communicated to our management, including our chairman, president and CFO, as appropriate, to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules
13a-15(f).
Under the supervision and with the participation of our management, including our chairman, president and CFO, our company evaluated the effectiveness of its internal control over financial reporting based on criteria established in the framework in
Internal Control — Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers Zhong Tian LLP (“PwC”), our independent registered public accountant, as stated in its report, which appears on page
F-3
of this annual report.
Changes in Internal Control over Financial Reporting
During the year ended December 31, 2021, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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
KPMG Huazhen LLP (“KPMG Huazhen”) served as our independent accountant for the fiscal year of 2020. The office of KPMG Huazhen is located at 8th Floor, KPMG Tower, Oriental Plaza, 1 East Chang An Avenue, Beijing, China. PwC served as our independent accountant for the fiscal year of 2021. The office of PwC is located at 11/F, PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai 200021, China.
The following table presents the aggregate fees paid by us (not including our subsidiaries) for professional audit services, tax and other services rendered by KPMG Huazhen and PwC to us for each of the years ended December 31, 2020 and 2021, respectively.

	December 31,
	2020	2021
	RMB in millions
Audit fees	49	47
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

Total	49	47

The remuneration above for 2020 did not include fees of RMB62 million paid by our subsidiaries to KPMG Huazhen and its network firms which primarily included audit fees of RMB52 million, audit-related fees of RMB6 million and tax fees of RMB3 million, and other service fees of RMB1 million, respectively.
The remuneration above for 2021 did not include fees of RMB41 million paid by our subsidiaries to PwC and its network firms which primarily included audit fees of RMB34 million, audit-related fees of RMB2 million and tax fees of RMB2 million, and other service fees of RMB3 million, respectively.
See Note 7 to our financial statements prepared in accordance with IFRS included elsewhere in this annual report for detailed information about auditor’s remuneration.

Audit Committee
Pre-approved
Policies and Procedures
Currently, all services to be provided by our independent registered public accountant must be pre-approved
by our audit committee.
During the year ended December 31, 2021, services relating to all non-audit related fees provided to us by PwC were approved by our audit committee in accordance with the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
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
None.
Item 16F
— CHANGE IN REGISTRANT
’
S CERTIFYING ACCOUNTANT
Pursuant to the applicable regulatory requirement of the PRC government in relation to mandatory auditor rotation, on March 25, 2021, our board of directors approved not to re-appoint
KPMG Huazhen as our principal accountant, upon completion of their audits of our consolidated financial statements as of and for the year ended December 31, 2020 and the effectiveness of the internal control over financial reporting as of December 31, 2020, and the issuance of their reports thereon. Our board of directors, pursuant to an open selection process and as recommended by the audit committee, resolved to propose to appoint PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as our principal accountant for the year ended December 31, 2021, and such proposal has been approved at the general meeting held on June 10, 2021.
The audit reports of KPMG Huazhen on our consolidated financial statements as of and for the years ended December 31, 2020 and 2019 did not contain any adverse opinion or disclaimer of opinion, nor was qualified or modified as to uncertainties, audit scope or accounting principles, except as follows: KPMG Huazhen’s report on the consolidated financial statements of the Company as of and for the years ended December 31, 2020 and 2019, which was included in the Form
20-F
of the Company for the year ended December 31, 2020, contained a separate paragraph stating that “As discussed in Note 3(ac)(ii) to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of International Financial Reporting Standard 16 “Leases”.”
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
During the fiscal years ended December 31, 2019 and 2020 and through April 29, 2021, neither we nor anyone on our behalf consulted PwC regarding either (i) the application of accounting principles to a specific completed or proposed transaction or regarding the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form
20-F)
or a reportable event (as defined in Item 16F(a)(1)(v) of Form
20-F).
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
Director Independence
Under the NYSE corporate governance rule 303A.01, a listed company must have a majority of independent directors on its board of directors. A company of which more than 50% of the voting power is held by an individual, a group or another company, or a controlled company, is not required to comply with this requirement. We are not required under the PRC Company Law and the HKSE Listing Rules to have a majority of independent directors on our board of directors. As of the date of this report, five of our 12 directors were independent non-executive
directors.
Under the NYSE corporate governance rule 303A.03, the
non-management
directors of a listed company must meet at regularly scheduled executive sessions without management. There are no mandatory requirements under the PRC Company Law and the HKSE Listing Rules that a listed company should hold, and we currently do not hold, such executive sessions.
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
non-executive
directors.
Corporate Governance Guidelines
Under the NYSE corporate governance rule 303A.09, a listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects. We are not required under the PRC Company Law and the HKSE Listing Rules to have, and we do not currently have, formal corporate governance guidelines. However, we have the Articles of Association, the Rules and Procedures of Board of Directors and the Implementation Rules for Compensation of Senior Management that address such matters as the director qualification standards and responsibilities, key board committee responsibilities, director compensation, and director orientation and continuing education.
In 2009, we formulated the Administrative Measures on Independent Directors, the Administrative Rules on Holding of Company Shares by Directors, Supervisors and Senior Management, the Administrative Measures on Investor’s Relationship and the rules and procedures of the Audit Committee, the Performance Review and Compensation Committee, the Investment and Development Committee, and the Safety and Environmental Protection Committee. All these policies have further enhanced our corporate governance system and can ensure the better performance of duties of directors, supervisors, senior managers and committee members. In 2015, we set up a nominating committee and formulated the Rules of Procedures of the Nominating Committee. In 2017, we added certain provisions to our Articles of Association, including cumulative voting provisions. Our by-laws
with respect to general meeting, board of directors and supervisory committee were also amended in line with the amendment to the articles. In 2018, we formulated the Corporate Guarantee Management Measures and revised the Measures for Registration of Insiders of Insider Information. In 2019, we formulated the Procedures of Appointment of Directors. In 2021, our Safety and Environment Committee was renamed to Sustainable Development Committee and we formulated the rules for the committee.
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
Item 16H
— MINE SAFETY DISCLOSURE
Not applicable.
Item 16I
— DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.
Not applicable.

PART III
Item 17
— FINANCIAL STATEMENTS
We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
Item 18
— FINANCIAL STATEMENTS
See page
F-pages
following Item 19.
Item 19
— EXHIBITS

(a)	See Item 18 for a list of the financial statements as part of this annual report.

(b)	Exhibits to this annual report.

Exhibit Number	Description of Exhibits

1.1	Articles of Association (as amended on June 11, 2020) (English translation)(4)

2.1	A description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934(3)

4.1	Non-competition Agreement between CNPC and PetroChina (English translation) (1)

4.2	Trademark Licensing Contract between CNPC and PetroChina (English translation) (1)

4.3	Patent and Know-how Licensing Contract between CNPC and PetroChina (English translation) (1)

4.4	Computer Software Licensing Contract between CNPC and PetroChina (English translation) (1)

4.5	Contract for Transfer of Rights under Production Sharing Contracts between CNPC and PetroChina (English translation) (1)

4.6	Contract for the Supervision of Certain Sales Enterprises between CNPC and PetroChina (English translation) (1)

4.7	Comprehensive Products and Services Agreement, dated August 27, 2020, between CNPC and PetroChina (English translation)(5)

4.8	Letter of Confirmation regarding the Land Use Rights Lease Agreement and Building Lease Agreement, dated August 27, 2020, between CNPC and PetroChina (English translation) (5)

4.9	Production and Operation Agreement between PipeChina and PetroChina (English Translation)(5)

8.1*	List of major subsidiaries

11.1	Code of Ethics for Senior Management (2)

11.2	Code of Ethics for Employees (2)

12.1*	Certification of Chairman required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of President required by Section 302 of the Sarbanes-Oxley Act of 2002

12.3*	Certification of CFO required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of Chairman required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of President required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.3**	Certification of CFO required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Exhibits

15.1*	Reserves Report for the year ended on December 31, 2021 prepared by DeGolyer and MacNaughton

15.2*	Reserves Audit Report for the year ended on December 31, 2021 prepared by DeGolyer and MacNaughton

15.3*	Reserves Report for the year ended on December 31, 2021 prepared by Ryder Scott

15.4*	Reserves Report for the year ended on December 31, 2021 prepared by GLJ Petroleum Consultants

15.5*	Reserves Report for the year ended on December 31, 2021 prepared by McDaniel & Associates Consultants, Ltd.

101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	To be filed as exhibits to this Form 20-F.
**	To be furnished as exhibits to this Form 20-F.

(1)	Paper filing; incorporated into this annual report by reference to our Registration Statement on Form F-1 (File No. 333-11566) filed with the Commission, as declared effective on March 29, 2000.
(2)	Incorporated into this annual report by reference to the exhibits to Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-15006) filed with the Commission.
(3)	Incorporated into this annual report by reference to the exhibits to Form 20-F for the fiscal year ended December 31, 2019 (File No. 1-15006) filed with the Commission.
(4)	Incorporated into this annual report by reference to Exhibit 99.2 to Form 6-K (File No. 1-15006) furnished to the Commission on June 12, 2020.
(5)	Incorporated into this annual report by reference to the exhibits to Form 20-F for the fiscal year ended December 31, 2020 (File No. 1-15006) filed with the Commission.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROCHINA COMPANY LIMITED

/s/ Chai Shouping
Name:	Chai Shouping
Title:	CFO and Secretary to Board of Directors
Date: April 29, 2022

INDEX OF CONSOLIDATED FINANCIAL STATEMENTS

Page
PetroChina Company Limited and its Subsidiaries
Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm – KPMG Huazhen LLP, Beijing, the People’s Republic of China (PCAOB ID: 1186)	F-2

Report of Independent Registered Public Accounting Firm – PricewaterhouseCooper Zhong Tian LLP, Shanghai, the People’s Republic of China (PCAOB ID: 1424)	F-3

Consolidated Statements of Comprehensive Income for the years ended December 31, 2021, 2020 and 2019	F-6

Consolidated Statements of Financial Position as of December 31, 2021 and 2020	F-7

Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019	F-8

Consolidated Statements of Changes in Equity for the years ended December 31, 2021, 2020 and 2019	F-10

Notes to the Financial Statements	F-11

Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited)	F-70

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
PetroChina Company Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of PetroChina Company Limited and subsidiaries (the “Company”) as of December 31, 2020, the related consolidated statements of comprehensive income, cash flows and changes in equity for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ KPMG Huazhen LLP
We served as the Company’s auditor from 2013 to 2021.
Beijing, China
April 29, 2021

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of PetroChina Company Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of PetroChina Company Limited and its subsidiaries (the “Company”) as of December 31, 2021, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in

Internal Control — Integrated Framework

(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated

financial statement referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operation and its cash flow for the year ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in

Internal Control — Integrated Framework

(2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated

financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Recoverability of the carrying amount of oil and gas properties
As described in Note 5 and 15 to the consolidated financial statements, the net book value of oil and gas properties as included in property, plant and equipment amounted to RMB 816,788 million as at 31 December 2021, and impairment loss of RMB 19,463 million was recorded for the year ended 31 December 2021.
Uncertainty in future oil prices, future production costs, changes in operating conditions and the economic outlook gave rise to possible indicators that the carrying amount of the oil and gas properties as at 31 December 2021 might be impaired. An impairment loss is recognized for the amount by which the carrying amount of oil and gas properties exceeds the higher of its fair value less costs to sell and its value in use. Management’s determination of the recoverable amounts for oil and gas properties involved key estimates and assumptions, including future oil prices, future costs, future production volumes as well as discount rates.
The principal considerations for our determination that performing procedures relating to recoverability of the carrying amount of oil and gas properties as a critical audit matter are the significance of the carrying amount of oil and gas properties as at 31 December 2021, together with the significant estimates and judgements by management in the use of key estimates or assumptions in determining recoverable amounts for oil and gas properties. We had placed our audit emphasis on this matter.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures include obtaining an understanding of the management’s internal control and assessment process of impairment of oil and gas properties and evaluating and testing the key controls relating to the determination of recoverable amounts of oil and gas properties. These procedures also included, among others, for certain projects which management has decided not to further develop, corroborating evidence of future development plans and capital allocation decisions as well as assessing the appropriateness of the method used to determine recoverable amounts, including the methodology adopted in the discounted cash flow projections, testing mathematical accuracy of the projections, and the completeness, accuracy, and relevance of underlying data used in the projections.

Evaluating the significant assumptions relating to the key assumptions in discounted cash flow projections will involve (i) comparing estimates of future crude oil prices adopted by the management against a range of published crude oil price forecasts, (ii) comparing the future cost profiles against historical costs or relevant budgets of the management or relevant external data, (iii) comparing the future production profiles against the oil and gas reserve estimation report approved by the management, evaluating the competence, capability and objectivity of the management’s experts engaged in estimating the oil and gas reserves, and assessing key estimations or assumptions used in the reserve estimation, by reference to historical data, management plans and/or relevant external data. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of discount rates adopted by the management.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, People’s Republic of China
April 29 , 2022
We have served as the Company’s auditor since 2021.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2021, 2020 and 2019
(Amounts in millions, except for the per share data)

	Notes	2021	2020	2019
		RMB	RMB	RMB
REVENUE	6	2,614,349	1,933,836	2,516,810

OPERATING EXPENSES
Purchases, services and other		(1,770,019)	(1,267,797)	(1,697,834)
Employee compensation costs	8	(154,835)	(147,604)	(154,318)
Exploration expenses, including exploratory dry holes		(24,248)	(19,333)	(20,775)
Depreciation, depletion and amortization		(231,269)	(213,875)	(225,262)
Selling, general and administrative expenses		(57,802)	(64,345)	(68,596)
Taxes other than income taxes	9	(228,003)	(195,850)	(228,436)
Other income, net	41	12,980	50,905	173

TOTAL OPERATING EXPENSES		(2,453,196)	(1,857,899)	(2,395,048)

PROFIT FROM OPERATIONS		161,153	75,937	121,762

FINANCE COSTS
Exchange gain		13,377	14,387	10,017
Exchange loss		(12,839)	(14,279)	(10,016)
Interest income		2,984	3,023	3,631
Interest expense	10	(19,739)	(26,528)	(30,409)

TOTAL NET FINANCE COSTS		(16,217)	(23,397)	(26,777)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES		13,267	3,533	8,229

PROFIT BEFORE INCOME TAX EXPENSE	7	158,203	56,073	103,214
INCOME TAX EXPENSE	12	(43,507)	(22,588)	(36,199)

PROFIT FOR THE YEAR		114,696	33,485	67,015

OTHER COMPREHENSIVE INCOME
Item that will not be reclassified to profit or loss
Fair value changes in equity investment measured at fair value through other comprehensive income		232	113	156
Items that are or may be reclassified subsequently to profit or loss
Currency translation differences		(4,729)	(10,802)	8,357
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method		(4)	(441)	417

OTHER COMPREHENSIVE INCOME, NET OF TAX		(4,501)	(11,130)	8,930

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		110,195	22,355	75,945

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		92,170	19,006	45,682
Non-controlling interests		22,526	14,479	21,333

		114,696	33,485	67,015

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		89,561	14,634	50,323
Non-controlling interests		20,634	7,721	25,622

		110,195	22,355	75,945

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY(RMB)	13	0.50	0.10	0.25

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2021 and 2020
(Amounts in millions)

	Notes	December 31, 2021	December 31, 2020
		RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment	15	1,459,296	1,452,091
Investments in associates and joint ventures	16	265,785	250,603
Equity investments measured at fair value through other comprehensive income	17	1,168	902
Right-of-use assets	19	208,606	209,786
Intangible and other non-current assets	20	66,344	67,494
Deferred tax assets	3 2	12,161	11,364
Time deposits with maturities over one year		8,064	9,119

TOTAL NON-CURRENT ASSETS		2,021,424	2,001,359

CURRENT ASSETS
Inventories	21	143,848	128,539
Accounts receivable	22	56,659	52,325
Prepayments and other current assets	23	112,820	109,262
Financial assets at fair value through other comprehensive income	24	3,975	8,076
Time deposits with maturities over three months but within one year		26,747	27,319
Cash and cash equivalents	2 5	136,789	118,631
Assets held for sale	26	—	42,615

TOTAL CURRENT ASSETS		480,838	486,767

CURRENT LIABILITIES
Accounts payable and accrued liabilities	2 7	303,002	316,140
Contract liabilities	2 8	78,481	91,477
Income taxes payable		9,915	3,730
Other taxes payable		66,859	59,994
Short-term borrowings	2 9	53,275	117,542
Lease liabilities	19	6,626	6,579
Liabilities directly associated with the assets held for sale	26	—	9,956

TOTAL CURRENT LIABILITIES		518,158	605,418

NET CURRENT LIABILITIES		(37,320)	(118,651)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,984,104	1,882,708

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	30	183,021	183,021
Retained earnings		771,980	727,955
Reserves	31	308,560	304,182

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,263,561	1,215,158
NON-CONTROLLING INTERESTS		145,308	151,463

TOTAL EQUITY		1,408,869	1,366,621

NON-CURRENT LIABILITIES
Long-term borrowings	29	287,175	251,379
Asset retirement obligations	33	129,405	114,819
Lease liabilities	19	123,222	122,644
Deferred tax liabilities	32	26,638	16,380
Other long-term obligations		8,795	10,865

TOTAL NON-CURRENT LIABILITIES		575,235	516,087

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,984,104	1,882,708

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2021, 2020 and 2019
(Amounts in millions)

	2021	2020	2019
	RMB	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the year	114,696	33,485	67,015
Adjustments for:
Income tax expense	43,507	22,588	36,199
Depreciation, depletion and amortization	231,269	213,875	225,262
Capitalized exploratory costs charged to expense	12,557	8,934	8,900
Safety fund reserve	(1,750)	(1,505)	(1,318)
Share of profit of associates and joint ventures	(13,267)	(3,533)	(8,229)
Accrual/(reversal) of provision for impairment of receivables, net	415	343	(1,367)
Write down in inventories, net	580	8,151	1,260
Impairment of other non-current assets	465	—	22
Loss on disposal and scrap of property, plant and equipment	18,959	5,398	9,809
Loss/(gain) on disposal and scrap of other non-current assets	587	(1,142)	(501)
Gain on disposal of subsidiaries	(3,575)	(1,242)	(49)
Gain on Pipeline restructuring	(18,320)	(46,946)	—
Dividend income	(17)	(25)	(22)
Interest income	(2,984)	(3,023)	(3,631)
Interest expense	19,739	26,528	30,409
Changes in working capital:
Accounts receivable, prepayments and other current assets	(8,265)	14,751	(5,017)
Inventories	(15,889)	43,645	(5,624)
Accounts payable and accrued liabilities	2,251	8,410	27,416
Contract liabilities	(12,996)	8,987	14,346

CASH FLOWS GENERATED FROM OPERATIONS	367,962	337,679	394,880
Income taxes paid	(26,493)	(19,104)	(35,270)

NET CASH FLOWS FROM OPERATING ACTIVITIES	341,469	318,575	359,610

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
For the Years Ended December 31, 2021, 2020 and 2019
(Amounts in millions)

	2021	2020	2019
	RMB	RMB	RMB
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(261,617)	(248,376)	(319,686)
Acquisition of investments in associates and joint ventures	(387)	(2,599)	(4,326)
Prepayments on long-term leases	—	(3,048)	(3,820)
Acquisition of intangible assets and other non-current assets	(3,946)	(5,303)	(3,256)
Acquisition of subsidiaries	(1,822)	(1,947)	(183)
Proceeds from disposal of property, plant and equipment	2,746	1,195	1,830
Proceeds from disposal of other non-current assets	4,183	2,224	507
Proceeds from Pipeline restructuring	31,074	80,621	—
Interest received	2,836	2,532	2,860
Dividends received	12,274	4,778	4,865
Decrease/(increase) in time deposits with maturities over three months	1,627	(12,063)	(11,739)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(213,032)	(181,986)	(332,948)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(758,307)	(797,892)	(614,525)
Increase in short-term borrowings	681,258	751,157	634,896
Repayments of long-term borrowings	(78,127)	(219,770)	(171,226)
Increase in long-term borrowings	128,834	238,335	201,562
Repayments of lease liabilities	(13,016)	(12,794)	(17,623)
Interest paid	(12,821)	(16,700)	(16,830)
Dividends paid to non-controlling interests	(16,508)	(14,264)	(14,245)
Dividends paid to owners of the Company	(39,866)	(28,078)	(30,684)
Cash paid to acquire non-controlling interests	(22)	(2)	(1,059)
Cash contribution from non-controlling interests	673	613	2,640
Capital reduction in subsidiaries paid to non-controlling interests	(69)	(5)	(182)

NET CASH FLOWS USED FOR FINANCING ACTIVITIES	(107,971)	(99,400)	(27,276)

TRANSLATION OF FOREIGN CURRENCY	(2,308)	(4,967)	1,069

Increase in cash and cash equivalents	18,158	32,222	455
Cash and cash equivalents at beginning of the year	118,631	86,409	85,954

Cash and cash equivalents at end of the year	136,789	118,631	86,409

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2021, 2020 and 2019
(Amounts in millions)

	Attributable to owners of the Company				Non- controlling Interests	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2019	183,021	731,163	299,599	1,213,783	195,108	1,408,891
Profit for the year ended December 31, 2019	—	45,682	—	45,682	21,333	67,015
Other comprehensive income for the year ended December 31, 2019	—	—	4,641	4,641	4,289	8,930
Special reserve-safety fund reserve	—	—	(1,388)	(1,388)	70	(1,318)
Transfer to reserves	—	(3,037)	3,037	—	—	—
Dividends	—	(30,684)	—	(30,684)	(14,279)	(44,963)
Transaction with non-controlling interests in subsidiaries	—	—	(2,007)	(2,007)	938	(1,069)
Capital contribution from non-controlling interests	—	—	120	120	6,647	6,767
Disposal of subsidiaries	—	—	—	—	(50)	(50)
Other	—	—	9	9	93	102

Balance at December 31, 2019	183,021	743,124	304,011	1,230,156	214,149	1,444,305

Balance at January 1, 2020	183,021	743,124	304,011	1,230,156	214,149	1,444,305
Profit for the year ended December 31, 2020	—	19,006	—	19,006	14,479	33,485
Other comprehensive income for the year ended December 31, 2020	—	—	(4,372)	(4,372)	(6,758)	(11,130)
Special reserve-safety fund reserve	—	—	(1,633)	(1,633)	128	(1,505)
Transfer to reserves	—	(6,275)	6,275	—	—	—
Dividends	—	(28,078)	—	(28,078)	(14,827)	(42,905)
Transaction with non-controlling interests in subsidiaries	—	—	—	—	(2)	(2)
Capital contribution from non-controlling interests	—	—	2	2	823	825
Pipeline restructuring	—	—	—	—	(57,425)	(57,425)
Acquisition of subsidiaries	—	—	1	1	1,186	1,187
Disposal of subsidiaries	—	—	—	—	(489)	(489)
Other	—	178	(102)	76	199	275

Balance at December 31, 2020	183,021	727,955	304,182	1,215,158	151,463	1,366,621

Balance at January 1, 2021	183,021	727,955	304,182	1,215,158	151,463	1,366,621

Profit for the year ended December 31, 2021	—	92,170	—	92,170	22,526	114,696
Other comprehensive income for the year ended December 31, 2021	—	—	(2,609)	(2,609)	(1,892)	(4,501)
Special reserve-safety fund reserve	—	—	(1,579)	(1,579)	(171)	(1,750)
Transfer to reserves	—	(8,413)	8,413	—	—	—
Dividends	—	(39,866)	—	(39,866)	(15,975)	(55,841)
Transaction with non-controlling interests in subsidiaries	—	—	(15)	(15)	(19)	(34)
Capital contribution from non-controlling interests	—	—	—	—	1,059	1,059
Acquisition of subsidiaries	—	—	—	—	769	769
Disposal of subsidiaries	—	—	—	—	(12,380)	(12,380)
Other	—	134	168	302	(72)	230

Balance at December 31, 2021	183,021	771,980	308,560	1,263,561	145,308	1,408,869

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(All amounts in millions, except for the per share data and otherwise stated)

1	ORGANIZATION AND PRINCIPAL ACTIVITIES
PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by
中国石油
天然气集团公司
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
The Group is principally engaged in (i) the exploration, development, transportation and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and non-oil products, and trading business; and (iv) the transportation and the sale of natural gas (Note 3
9
).

2	BASIS OF PREPARATION
The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A number of new or amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these new or amended standards. The consolidated financial statements and the statement of financial position of the Company have been prepared under the historical cost convention except as disclosed in the accounting policies below.
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
(a) New and amended standards and interpretations adopted by the Group
On August 27, 2020, the IASB published amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS
16-Interest
rate benchmark (IBOR) reform-Phase 2. These amendments should be applied for annual periods beginning on or after January 1, 2021, which have no material impact on the Group for the December 31, 2021 reporting period.
(b) New and amended standards and interpretations not yet adopted by the Group
Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for the December 31, 2021 reporting period and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

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
A subsidiary is consolidated from the date on which control is transferred to the Group and is no longer consolidated from the date that control ceases. The Group accounts for business combinations (except for business combination under common control) using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Contingent liabilities assumed in a business combination are recognized in the acquisition accounting if they are present obligations and their fair value can be measured reliably. On an acquisition-by-acquisition
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
A listing of the Group’s principal joint ventures is shown in Note 1
6
.
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
(e) Foreign currencies
Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Most assets and operations of the Group are located in the PRC (Note 3
9
), and the functional currency of the Company and most of the consolidated subsidiaries is the Renminbi (“RMB”). The consolidated financial statements are presented in the presentation currency of RMB.
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
(f) Discontinued operation
A discontinued operation is a component of the Group’s business, the operation and cash flows of which can be clearly distinguished from the rest of the Group and which:
- represents a separate major line of business of geographic area of operations;
- is part of a single
co-ordinated
plan to dispose of a separate major line of business or geographic area of operations; or
- is a subsidiary acquired exclusively with a view to resale.
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
A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:
–it is held within a business model whose objective is to hold assets to collect contractual cashflows; and
–its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:
–it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
–its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
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
(l) Impairment for financial assets
The Group recognizes loss allowances for expected credit losses (“ECLs”) on:

–	financial assets measured at amortized cost;

–	debt investments measured at FVOCI; and

–	contract assets.
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
(m) Leases
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
Lease payments included in the measurement of the lease liability comprise the following:

–	fixed payments, including in-substance fixed payments;

–	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

–	amounts expected to be payable under a residual value guarantee; and

–
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
(n) Inventories
Inventories include oil products, chemical products and crude oil and other raw materials and supplies which are stated at the lower of cost and net realizable value. Cost is primarily determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labor, other direct costs and related production overheads, but excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less the cost of completion and directly attributable marketing and distribution costs.
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
(x) Revenue recognition
Income is classified by the Group as revenue when it arises from the the sale of crude oil, natural gas, refined products, chemical products
,
non-oil
products, etc., and the provision of services in the ordinary course of the Group’s business.
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
(i) Foreign exchange risk
The Group conducts its domestic business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, natural gas, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognized assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk.
(ii) Interest rate risk
The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 2
9
.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

(iii) Price risk
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
As at 31 December 2021, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as hedges. As at 31 December 2021, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB 3,913 (2020: RMB 1,411) and derivative financial liabilities of RMB 3,881 (2020: RMB 3,709).
As at 31 December 2021, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would increase/decrease the Group’s profit for the year by approximately RMB 2,104 (2020: decrease/increase RMB 2,578), there is no effect on the Group’s other reserves (2020: Nil). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk.
(b) Credit risk
Credit risk arises from cash and cash equivalents, time deposits with banks, accounts receivable, prepayments and other current assets and intangible and other non-current
assets.
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
The carrying amounts of cash and cash equivalents, time deposits placed with banks, accounts receivable, prepayments and other current assets and financial assets at fair value through other comprehensive income included in the consolidated statement of financial position represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.
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

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Analysis of the Group’s borrowings and lease liabilities based on the remaining period at the date of the statement of financial position to the contractual maturity dates is presented in Note 2
9
and Note 19.

4.2	Capital management
The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimize returns for owners and to minimize its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.
The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings / (interest-bearing borrowings + total equity), interest-bearing borrowings include short-term and long-term borrowings. The gearing ratio at December 31, 2021 is 19.5% (December 31, 2020: 21.3%).

4.3	Fair value estimation
The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2021 and 2020 are disclosed in the respective accounting policies.
The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash and cash equivalents, time deposits with maturities over three months but within one year, accounts receivable, other receivables, trade payables, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings is presented in Note 2
9
.
The Group’s investments in derivative financial instruments and FVOCI are measured at fair value on the balance sheet date. The fair value of derivative financial instruments are mainly categorised into Level 1 and Level 2 of the fair value hierarchy, which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques, or the inputs other than quoted prices included within Level 1 that are observable either directly or indirectly. Trade accounts receivable and bills receivable in FVOCI are mainly categorised into Level 3 of the fair value hierarchy, which are based on that trade accounts receivable and bills receivable are mainly short-term bills of acceptance issued by banks, their fair values approximate the face values of the bills. The equity investments in FVOCI that are not held for trading are measured at fair value at the end of the reporting period. The fair value of such equity investments are mainly categorised into Level 1 of the fair value hierarchy, which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

As of December 31, 2021, financial assets and financial liabilities continuing to be measured at fair value are listed as follows in three levels:

	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Accounts receivable:
– Derivative financial assets	2,625	1,288	—	3,913
Financial assets at fair value through other comprehensive income:
– Bills receivable	—	—	3,975	3,975
– Other Investments	905	—	263	1,168

	3,530	1,288	4,238	9,056

Liabilities
Accounts payable and accrued liabilities:
– Derivative financial liabilities	726	3,155	—	3,881

	726	3,155	—	3,881

As of December 31, 2020, financial assets and financial liabilities continuing to be measured at fair value are listed as follows in three levels:

	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Accounts receivable:
– Derivative financial assets	238	1,173	—	1,411
Financial assets at fair value through other comprehensive income:
– Bills receivable	—	—	8,076	8,076
– Other Investments	653	—	249	902

	891	1,173	8,325	10,389

Liabilities
Accounts payable and accrued liabilities:
– Derivative financial liabilities	2,813	896	—	3,709

	2,813	896	—	3,709

The Group uses discounted cash flow model with inputted interest rate and commodity index, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the bills receivable classified as Level 3 financial assets.

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

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

(a) Estimation of oil and gas reserves
Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also important elements in testing impairment of property, plant and equipment (Note 5(b)). Changes in proved oil and gas reserves, particularly proved developed reserves, will affect unit-of-production
depreciation, depletion and amortization recorded in the consolidated financial statements for property, plant and equipment relating to oil and gas production activities. An increase/reduction in proved developed reserves will decrease/increase depreciation, depletion and amortization charges. Proved oil and gas reserves estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.
(b) Estimation of impairment of property, plant and equipment
Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgments such as the future price of crude oil, natural gas, refined and chemical products, the operation costs, the product mix, production volumes, production profile and the oil and gas reserves. The impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favorable changes to some assumptions, may allow the Group to avoid the need to impair any assets or make it necessary to reverse an impairment loss recognized in prior periods, whereas unfavorable changes may cause the assets to become impaired. For example, when the assumed future price and production profile of crude oil used for the expected future cash flows are different from the actual price and production profile of crude oil or respectively experienced in future, the Group may either over or under recognize the impairment losses for certain assets.
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
Revenue represents revenues from the sale of crude oil, natural gas, refined products, chemical products, non-oil
products, etc., and from the transportation of crude oil, refined products and natural gas. Revenue from contracts with customers is mainly recogni
z
ed at a point in time. The revenue information for the year ended December 31, 2021, 2020 and 2019 are as follows:

2021 Type of contract	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Type of goods and services
Crude oil	464,298	—	685,743	—	—	1,150,041
Natural gas	133,148	—	344,196	381,370	—	858,714
Refined products	—	759,912	1,064,890	—	—	1,824,802
Chemical products	—	207,810	48,240	—	—	256,050
Pipeline transportation business	—	—	—	3,360	—	3,360
Non-oil sales in gas stations	—	—	25,148	—	—	25,148
Others	90,539	7,072	1,272	32,208	3,871	134,962
Intersegment elimination	(571,705)	(650,018)	(397,485)	(19,526)	(1,201)	(1,639,935)

Revenue from contracts with customers	116,280	324,776	1,772,004	397,412	2,670	2,613,142

Other revenue	349	178	573	84	23	1,207

Total	116,629	324,954	1,772,577	397,496	2,693	2,614,349

Geographical Region
Mainland China	68,327	324,776	832,229	397,412	2,670	1,625,414
Others	47,953	—	939,775	—	—	987,728

Revenue from contracts with customers	116,280	324,776	1,772,004	397,412	2,670	2,613,142

Other revenue	349	178	573	84	23	1,207

Total	116,629	324,954	1,772,577	397,496	2,693	2,614,349

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

2020 Type of contract	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Type of goods and services
Crude oil	333,557	—	447,384	—	—	780,941
Natural gas	118,388	—	173,696	294,297	—	586,381
Refined products	—	616,063	822,192	—	—	1,438,255
Chemical products	—	150,296	30,344	—	—	180,640
Pipeline transportation business	—	—	—	52,273	—	52,273
Non-oil sales in gas stations	—	—	22,360	—	—	22,360
Others	78,631	8,254	1,300	23,800	3,515	115,500
Intersegment elimination	(437,670)	(492,667)	(276,503)	(35,437)	(1,320)	(1,243,597)

Revenue from contracts with customers	92,906	281,946	1,220,773	334,933	2,195	1,932,753

Other revenue	231	162	257	401	32	1,083

Total	93,137	282,108	1,221,030	335,334	2,227	1,933,836

Geographical Region
Mainland China	27,028	281,946	554,620	334,933	2,195	1,200,722
Others	65,878	—	666,153	—	—	732,031

Revenue from contracts with customers	92,906	281,946	1,220,773	334,933	2,195	1,932,753

Other revenue	231	162	257	401	32	1,083

Total	93,137	282,108	1,221,030	335,334	2,227	1,933,836

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

2019 Type of contract	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Type of goods and services
Crude oil	476,974	—	623,757	—	—	1,100,731
Natural gas	110,837	—	238,999	291,641	—	641,477
Refined products	—	834,879	1,161,054	—	—	1,995,933
Chemical products	—	156,938	28,348	—	—	185,286
Pipeline transportation business	—	—	—	70,568	—	70,568
Non-oil sales in gas stations	—	—	21,146	—	—	21,146
Others	88,284	8,036	1,513	28,341	3,684	129,858
Elimination	(552,672)	(702,207)	(332,164)	(40,652)	(1,644)	(1,629,339)

Revenue from contracts with customers	123,423	297,646	1,742,653	349,898	2,040	2,515,660

Other revenue	225	209	227	473	16	1,150

Total	123,648	297,855	1,742,880	350,371	2,056	2,516,810

Geographical Region
Mainland China	41,596	297,646	784,379	349,898	2,040	1,475,559
Others	81,827	—	958,274	—	—	1,040,101

Revenue from contracts with customers	123,423	297,646	1,742,653	349,898	2,040	2,515,660

Other revenue	225	209	227	473	16	1,150

Total	123,648	297,855	1,742,880	350,371	2,056	2,516,810

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

7	PROFIT BEFORE INCOME TAX EXPENSE

	2021	2020	2019
	RMB	RMB	RMB
Items credited and charged in arriving at the profit before income tax expense include:
Credited
Dividend income from equity investments measured at fair value through other comprehensive income (i)	17	25	22
Reversal of provision for impairment of receivables	360	95	1,630
Reversal of write down in inventories	76	186	201
Gain on disposal of investment in subsidiaries (i)	3,575	1,242	49
Gain on Pipeline restructuring (i)	18,320	46,946	—
Charged
Amortization of intangible and other assets	5,774	5,944	4,992
Depreciation and impairment losses:
Owned property, plant and equipment	211,107	194,015	205,297
Right-of-use assets	14,388	13,916	14,973
Auditors’ remuneration (ii)	47	49	53
Cost of inventories recognized as expense	2,047,256	1,527,271	1,981,628
Provision for impairment of receivables	775	438	263
Loss on disposal and scrap of property, plant and equipment (i)	18,959	5,398	9,809
Variable lease payments, low-value and short-term lease payment not included in the measurement of lease liabilities	2,645	3,362	3,514
Research and development expenses	16,729	15,746	15,666
Write down in inventories	656	8,337	1,461

(i)
Other income, net primarily includes dividend income from equity investments measured at fair value through other comprehensive income, gain on Pipeline restructuring (Notes 26 and 41) and disposal of investment in subsidiaries, loss on disposal of property, plant and equipment and government grants.

(ii)
The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB 41 (2020: RMB 62, 2019: RMB 60) paid by subsidiaries to the Company’s current auditor and its network firms which primarily relates to audit, tax compliance and other advisory services.

8	EMPLOYEE COMPENSATION COSTS

	2021	2020	2019
	RMB	RMB	RMB
Wages, salaries and allowances	100,971	98,832	101,815
Social security costs	53,864	48,772	52,503

	154,835	147,604	154,318

Social security costs mainly represent contributions to plans for staff welfare organized by the PRC municipal and provincial governments and others including contributions to the retirement benefit plans (Note 3
4
).

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

9	TAXES OTHER THAN INCOME TAXES

	2021	2020	2019
	RMB	RMB	RMB
Consumption tax	161,623	145,525	164,973
Resource tax	23,723	18,468	24,388
City maintenance and construction tax	16,078	13,647	16,001
Educational surcharge	11,660	9,882	11,732
Crude oil special gain levy	4,655	178	771
Urban and township land use tax	3,572	3,588	3,529
Other	6,692	4,562	7,042

	228,003	195,850	228,436

10	INTEREST EXPENSE

	2021	2020	2019
	RMB	RMB	RMB
Interest on:
Bank loans	2,540	1,677	3,094
Other loans	8,092	14,342	15,476
Lease liabilities	5,419	6,297	7,476
Accretion expense (Note 3 3 )	4,696	5,107	5,525
Less: Amounts capitalized	(1,008)	(895)	(1,162)

	19,739	26,528	30,409

Amounts capitalized are borrowing costs that are attributable to the construction of qualifying assets. The average interest rate used to capitalize such general borrowing cost was 4.19% per annum for the year ended December 31, 2021 (2020: 4.23% per annum, 2019: 4.28% per annum).

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

11	EMOLUMENTS OF DIRECTORS AND SUPERVISORS
Details of the emoluments of directors and supervisors for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021				2020	2019
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Chairmen:
Mr. Dai Houliang (i)	—	—	—	—	—	—
Mr. Wang Yilin (i)	—	—	—	—	—	—
Vice chairmen:
Mr. Hou Qijun (ii)	—	—	—	—	—	983
Mr. Li Fanrong (i)	—	—	—	—	—	—
Mr. Zhang Wei(vii)	—	—	—	—	—	—
Executive directors:
Mr. Huang Yongzhang (iii)	—	505	124	629	—	—
Mr. Ren Lixin (ii)	—	139	56	195	—	—

	—	644	180	824	—	983

Non-executive directors:
Mr. Duan Liangwei (iii)	—	196	41	237	735	—
Mr. Liu Yuezhen	—	—	—	—	—	—
Mr. Jiao Fangzheng(ix)	—	—	—	—	—	—
Mr. Liu Hongbin(viii)	—	—	—	—	—	—
Mr. Qin Weizhong(x)	—	—	—	—	—	—
Mr. Lin Boqiang	—	—	—	—	388	386
Mr. Zhang Biyi	—	—	—	—	398	386
Ms. Elsie Leung Oi-sie	556	—	—	556	331	319
Mr. Tokuchi Tatsuhito	527	—	—	527	331	351
Mr. Simon Henry	499	—	—	499	320	340
Mr. Cai Jinyong (iv)	575	—	—	575	—	—
Mr. Jiang Xiaoming (iv)	575	—	—	575	—	—

	2,732	196	41	2,969	2,503	1,782

Supervisors:
Mr. Lv Bo (v)	—	—	—	—	—	—
Mr. Xu Wenrong (v)	—	—	—	—	—	—
Mr. Zhang Fengshan	—	—	—	—	—	—
Mr. Jiang Lifu	—	—	—	—	—	—
Mr. Lu Yaozhong	—	—	—	—	—	—
Mr. Wang Liang	—	—	—	—	—	—
Mr. Fu Suotang	—	1,325	108	1,433	1,367	1,155
Mr. Li Jiamin	—	1,109	146	1,255	1,006	978
Mr. Li Wendong (vi)	—	102	35	137	1,193	1,067
Mr. Liu Xianhua	—	847	98	945	1,011	845

	—	3,383	387	3,770	4,577	4,045

	2,732	4,223	608	7,563	7,080	6,810

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

(i)
Mr. Wang Yilin ceased being the chairman from January 19, 2020. Mr. Dai Houliang was elected as the chairman and Mr. Li Fanrong was elected as the vice chairman from March 25, 2020. On May 10, 2021, Mr. Li Fanrong ceased being the vice chairman and the director.

(ii)	Mr. Hou Qijun and Mr. Ren Lixin was appointed as director from October 21, 2021; and Mr. Hou Qijun was appointed as Vice chairman from October 28, 2021.
(iii)
Mr. Duan Liangwei was appointed as the president and executive director from March 9, 2020; On March 25, 2021, Mr. Duan Liangwei resigned as the Company’s president and was transferred from an executive director to a non-executive
director, and no longer received remuneration from the Company; Mr. Huang Yongzhang was appointed as the Company’s president and the executive director.

(iv)
Mr. Cai Jinyong and Mr. Jiang Xiaoming were elected as independent non-executive
directors from June 11, 2020, and began to perform their duties. The remuneration had not been paid at the end of December 31, 2020. Mr. Zhang Biyi and Mr. Lin Boqiang ceased being the independent non-executive
director from June 11, 2020.

(v)
Mr. Xu Wenrong ceased being the Chairman of the Supervisory Committee and supervisor and Mr. Lv Bo ceased being the non-executive
director from October 20, 2020. Mr. Lv Bo was elected as the Chairman of the Supervisory Committee and supervisor from November 5, 2020.

(vi)	On May 28, 2021, Mr. Li Wendong resigned as the employee representative supervisor of the Company.
(vii)	Mr. Zhang Wei was elected as the non-executive director and vice chairman from June 13, 2019 and ceased being the non-executive director and vice chairman from December 9, 2019.
(viii)	Mr. Liu Hongbin ceased being the non-executive director from December 3, 2019.
(ix)	Mr. Jiao Fangzheng was elected as the non-executive director from June 13, 2019.
(x)	Mr. Qin Weizhong ceased being the non-executive director from April 15, 2019.
(xi)	The emoluments above are all pre-tax amounts.
None of the directors and supervisors has waived their remuneration during the year ended December
31, 2021, 2020 and 2019.
The five highest paid individuals in the Company for the year ended December 31, 2021 include
d
one supervisor whose emolument
is
reflected in the analysis shown above and the note; and four senior management whose allowances and other benefits were
RMB 1.533, RMB 1.310, RMB 1.308 and RMB 1.257, respectively, and whose contribution to retirement benefit scheme were
RMB 0.164, RMB 0.164, RMB 0.164 and RMB 0.164, respectively.
The five highest paid individuals in the Company for the year ended December 31, 2020 include
d
one supervisor whose emolument
is
reflected in the analysis shown above and the note; and four senior management whose allowances and other benefits were
RMB 1.550, RMB 1.310, RMB 1.292 and RMB 1.270, respectively, and whose contribution to retirement benefit scheme were
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
During the years ended December 31, 2021, 2020 and 2019, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

12	INCOME TAX EXPENSE

	2021	2020	2019
	RMB	RMB	RMB
Current taxes	33,822	14,922	32,714
Deferred taxes (Note 3 2 )	9,685	7,666	3,485

	43,507	22,588	36,199

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. In accordance with the Circular jointly issued by the Ministry
o
f Finance (“MOF”), the General Administration of Customs of the PRC and the State Administration of Taxation (“SAT”) on Issues Concerning Tax Policies for
In-depth
Implementation of Western Development Strategy (Cai Shui [2011] No.58) and the Notice on Continuing the Income Tax Policy for Western Development (Notice No.23 of 2020 of the MOF, the SAT, the NDRC), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2030. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%.
The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2021	2020	2019
	RMB	RMB	RMB
Profit before income tax expense	158,203	56,073	103,214

Tax calculated at a tax rate of 25%	39,551	14,018	25,804
Tax return true-up	(256)	256	691
Effect of income taxes from international operations different from taxes at the PRC statutory tax rate	2,692	1,522	6,112
Effect of preferential tax rate	(8,603)	(1,312)	(5,529)
Tax effect of income not subject to tax	(10,305)	(3,612)	(3,767)
Tax effect of expenses not deductible for tax purposes	15,789	5,455	4,479
Tax effect of temporary differences and losses not recognized as deferred tax assets	4,639	6,261	8,409

Income tax expense	43,507	22,588	36,199

13	BASIC AND DILUTED EARNINGS PER SHARE
Basic and diluted earnings per share for the years ended December 31, 2021, 2020 and 2019 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.
There are no potentially dilutive ordinary shares.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

14	DIVIDENDS

	2021	2020	2019
	RMB	RMB	RMB
Interim dividends attributable to owners of the Company for 2021 (a)	23,866	—	—
Proposed final dividends attributable to owners of the Company for 2021 (b)	17,610	—	—
Interim dividends attributable to owners of the Company for 2020 (c)	—	16,000	—
Final dividends attributable to owners of the Company for 2020 (d)	—	16,000	—
Interim dividends attributable to owners of the Company for 2019 (e)	—	—	14,212
Final dividends attributable to owners of the Company for 2019 (f)	—	—	12,081

	41,476	32,000	26,293

(a)
Interim dividends attributable to owners of the Company in respect of 2021 of RMB 0.13040 yuan

(inclusive of applicable tax)
per share
,
amounting to a total of RMB 23,866. The dividends were paid on September 17, 2021 (A shares) and October 29, 2021 (H shares).

(b)
At the 14
th
meeting of the 8
th
Board, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2021 of RMB 0.09622 yuan
(in
clusive of applicable tax)

p
er share
amounting to a total of RMB 17,610. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings during the year ended December 31, 2022 when approved at the forthcoming 2021 Annual General Meeting.

(c)
Interim dividends attributable to owners of the Company in respect of 2020 of RMB 0.08742 yuan

(inclusive of applicable tax)
per share amounting to a total of RMB 16,000. The dividends were paid on September 22, 2020 (A shares) and November 13, 2020 (H shares).

(d)
Final dividends attributable to owners of the Company in respect of 2020 of RMB 0.08742 yuan

(inclusive of applicable tax)
per share, amounting to a total of RMB 16,000. The dividends approved at the 2020 Annual General Meeting held on 10 June, 2021, and were paid on June 29, 2021 (A shares) and July 30, 2021 (H shares).

(e)
Interim dividends attributable to owners of the Company in respect of 2019 of RMB 0.07765 yuan

(inclusive of applicable tax)
per share amounting to a total of RMB 14,212. The dividends were paid on September 24, 2019 (A shares) and November 1, 2019 (H shares).

(f)
Final dividends attributable to owners of the Company in respect of 2019 of RMB 0.06601 yuan
(inclusive of applicable tax)

per share amounting to a total of RMB 12,081 and were paid on June 30, 2020 (A shares) and July 31, 2020 (H shares).

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

15	PROPERTY, PLANT AND EQUIPMENT

Year Ended December 31, 2021	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	248,948	2,355,925	746,404	22,857	45,014	228,882	3,648,030
Additions	1,561	18,556	5,305	645	1,880	241,843	269,790
Transfers	13,736	160,810	38,649	—	2,369	(215,564)	—
Disposals or write offs	(5,101)	(75,411)	(12,010)	(1,588)	(1,675)	(22,175)	(117,960)
Currency translation differences	(286)	(7,255)	(345)	(11)	(313)	(704)	(8,914)

At end of the year	258,858	2,452,625	778,003	21,903	47,275	232,282	3,790,946

Accumulated depreciation and impairment
At beginning of the year	(110,899)	(1,542,037)	(488,109)	(17,431)	(31,937)	(5,526)	(2,195,939)
Charge for the year and others	(11,057)	(138,251)	(33,404)	(992)	(2,485)	—	(186,189)
Impairment charge	(516)	(19,463)	(2,723)	—	(121)	(3,648)	(26,471)
Disposals or write offs or transfers	1,952	58,312	7,429	1,421	997	396	70,507
Currency translation differences	103	5,602	158	11	401	167	6,442

At end of the year	(120,417)	(1,635,837)	(516,649)	(16,991)	(33,145)	(8,611)	(2,331,650)

Net book value
At end of the year	138,441	816,788	261,354	4,912	14,130	223,671	1,459,296

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Year Ended December 31, 2020	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	252,174	2,261,203	1,153,616	27,148	36,155	255,302	3,985,598
Additions	3,620	1,044	8,425	1,419	776	188,591	203,875
Transfers	16,827	152,389	23,618	—	12,169	(205,003)	—
Disposals or write offs	(22,910)	(39,497)	(438,169)	(5,661)	(3,340)	(8,934)	(518,511)
Currency translation differences	(763)	(19,214)	(1,086)	(49)	(746)	(1,074)	(22,932)

At end of the year	248,948	2,355,925	746,404	22,857	45,014	228,882	3,648,030

Accumulated depreciation and impairment
At beginning of the year	(107,943)	(1,429,389)	(615,770)	(19,947)	(23,092)	(6,233)	(2,202,374)
Charge for the year and others	(11,005)	(136,433)	(45,912)	(1,260)	(10,573)	—	(205,183)
Impairment charge	(214)	(13,908)	(113)	—	(837)	(295)	(15,367)
Disposals or write offs or transfers	7,948	24,234	173,196	3,739	2,031	1,012	212,160
Currency translation differences	315	13,459	490	37	534	(10)	14,825

At end of the year	(110,899)	(1,542,037)	(488,109)	(17,431)	(31,937)	(5,526)	(2,195,939)

Net book value
At end of the year	138,049	813,888	258,295	5,426	13,077	223,356	1,452,091

The Group’s exploration and production segment determines whether there are any indicators of impairment for the oil fields or blocks and performs the impairment tests on those oil fields or blocks with indications of impairment, and reports the results to the Group’s internal professional team (including exploration and finance expert) for further overall assessment and evaluation. The final results of the impairment tests have been submitted to the Group’s management for review and approval. The Group recorded impairment losses amounting to
RMB 19,463 related to oil and gas properties under the exploration and production segment for the year ended December 31, 2021 (2020: RMB 13,908 related to oil and gas properties under the exploration and production segment, 2019: RMB 11,562 related to oil and gas properties under the exploration and production segment) due to the decline of oil and gas reserves in certain oilfield as well as no further deelopment plans for certain other projects. The carrying amount of those impaired oil and gas properties was written down to their respective recoverable amounts, which were primarily determined using the discounted cash flow model.
The Group referred to the weighted average cost of capital of the oil and gas industry when determining discount rate, and made relevant adjustments according to specific risks in different countries or regions. In 2021, the after-tax
discount rates adopted by most oil fields or blocks of the Group ranged 7.6% to 15.0% (2020: 5.9% to 12.0%, 2019: 6.4% to 15.4
%) per annum.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2021, 2020 and 2019.

	2021	2020	2019
	RMB	RMB	RMB
At beginning of the year	38,807	36,101	26,905
Additions to capitalized exploratory well costs pending the determination of proved reserves	30,338	30,104	35,098
Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(27,201)	(18,464)	(17,002)
Capitalized exploratory well costs charged to expense	(12,557)	(8,934)	(8,900)

At end of the year	29,387	38,807	36,101

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed.

	December 31, 2021	December 31, 2020
	RMB	RMB
One year or less	19,354	23,428
Over one year	10,033	15,379

Balance at December 31	29,387	38,807

Capitalized exploratory well costs over one year are principally related to the
wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.

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
The summarized financial information of the Group’s principal associates and joint ventures, including the aggregated amounts of assets, liabilities, revenue, profit or loss and the interest held by the Group were as follows:

Name	Country of Incorporation	Registered Capital	Principal Activities	Interest Held
				Direct %	Indirect %
China Oil & Gas Piping Network Corporation (“PipeChina”)	PRC	500,000	Pipeline transport, storage service, import of equipment, import and export of techniques, science and technology research, research and application of informatization, technology consulting, technology service, technology transfer, promotion of technology	29.90	—
China Petroleum Finance Co., Ltd. (“CP Finance”)	PRC	8,331	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business	32.00	—
CNPC Captive Insurance Co., Ltd.	PRC	5,000	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business	49.00	—
China Marine Bunker (PetroChina) Co., Ltd.	PRC	1,000	Oil import and export trade and transportation, sale and storage	—	50.00
Mangistau Investment B.V.	Netherlands	USD 131 million	Engages in investing activities, the principle activities of its main subsidiaries are exploration, development and sale of oil and gas.	—	50.00
Trans-Asia Gas Pipeline Co., Ltd.	PRC	5,000	Main contractor, investment holding, investment management, investment consulting, enterprise management advisory, technology development, promotion and technology consulting	—	50.00

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Interest in Associates
Summarized financial information in respect of the Group’s principal associates and reconciliation to carrying amount is as follow
s
:

	PipeChina (Note 41)		CP Finance		CNPC Captive Insurance Co., Ltd.
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	29.90	29.90	32.00	32.00	49.00	49.00
Current assets	86,335	74,012	415,139	313,741	9,100	11,267
Non-current assets	768,161	655,982	116,765	177,344	2,618	2,956
Current liabilities	136,150	55,562	446,369	404,201	859	4,752
Non-current liabilities	103,243	104,150	8,396	12,617	3,900	2,776

Net assets	615,103	570,282	77,139	74,267	6,959	6,695
Group’s share of net assets	157,346	151,135	24,684	23,765	3,410	3,281
Goodwill	—	—	349	349	—	—

Carrying amount of interest in associates	157,346	151,135	25,033	24,114	3,410	3,281

Summarized statement of comprehensive income and dividends received by the Group are as follow:

	PipeChina (Note 41)		CP Finance			CNPC Captive Insurance Co., Ltd.
	Dec 31, 2021	From Oct 01, 2020 to Dec 31, 2020	Dec 31, 2021	Dec 31, 2020	Dec 31, 2019	Dec 31, 2021	Dec 31, 2020	Dec 31, 2019
	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Revenue	101,572	22,766	12,691	7,954	9,672	1,510	735	712
Profit for the year	29,776	6,444	6,304	7,819	7,810	424	389	349
Other comprehensive income/(loss)	2	—	(606)	(1,603)	1,356	—	—	(1)

Total comprehensive income	29,778	6,444	5,698	6,216	9,166	424	389	348

Group’s share of total comprehensive income	6,846	1,532	1,823	1,989	2,933	207	191	170

Dividends received by the Group	943	—	904	677	1,268	78	74	62

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Interest in Joint Ventures
Summarized statement of financial position as included in their own financial statements, adjusted for fair value adjustments and differences in accounting policies in respect of the Group’s principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Mangistau Investment B.V.		Trans-Asia Gas Pipeline Co., Ltd.
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	50.00	50.00	50.00	50.00
Non-current assets	1,571	1,685	9,927	10,586	44,011	39,809
Current assets	11,305	7,319	2,220	830	1,437	2,886
Including: cash and cash equivalents	2,292	1,343	1,631	74	1,411	739
Non-current liabilities	540	158	2,033	3,008	2,147	2,330
Including: Non-current financial liabilities	—	1	—	848	2,101	2,330
Current liabilities	9,997	5,927	872	575	483	235
Including: Current financial liabilities excluding trade and other payables	5,810	3,267	—	—	—	—

Net assets	2,339	2,919	9,242	7,833	42,818	40,130

Net assets attributable to owners of the Company	1,952	2,672	9,242	7,833	42,818	40,130
Group’s share of net assets	976	1,336	4,621	3,917	21,409	20,065

Carrying amount of interest in joint ventures	976	1,336	4,621	3,917	21,409	20,065

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Summarized statement of comprehensive income as included in their own financial statements, adjusted for fair value adjustments and differences in accounting policies and dividends received by the Group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.			Mangistau Investment B.V.			Trans-Asia Gas Pipeline Co., Ltd.
	2021	2020	2019	2021	2020	2019	2021	2020	2019
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	58,210	36,695	42,116	11,543	8,152	15,104	17	18	23
Depreciation, depletion and amortization	(190)	(195)	(81)	(1,002)	(1,048)	(883)	(57)	(38)	(37)
Interest income	11	16	23	3	4	2	31	42	51
Interest expense	(72)	(60)	(88)	(141)	(160)	(158)	(56)	(58)	(57)
Income tax expense	(56)	(57)	(92)	(846)	(293)	(925)	—	1	—
Net (loss)/profit	(610)	185	142	2,114	362	2,818	4,067	3,060	4,070
Total comprehensive ( loss ) / income	(691)	140	169	1,874	(650)	2,978	3,508	(3,007)	7,940

Group’s share of total comprehensive (loss)/ income	(344)	46	85	937	(325)	1,489	1,754	(1,504)	3,970

Dividends received by the Group	29	—	—	233	539	1,115	410	—	175

Dividends received or receivable from associates and joint ventures were RMB 4,715 in 2021 (2020: RMB 4,517, 2019: RMB 4,432).
In 2021, investments in associates and joint ventures of RMB 489 (2020: RMB 1,687, 2019: RMB 119) were disposed of, resulting in a loss of RMB 4(2020: a loss of RMB 5, 2019: a gain of RMB 238
) which was included in other income.
In 2021, the share of profit and other comprehensive income in all individually immaterial associates and joint ventures accounted for using equity method in aggregate was loss of RMB 1
，
423(2020: loss of RMB 2,468, 2019: profit of RMB 2,207) and profit of RMB 622 (2020: profit of RMB 3,631, 2019: profit of RMB 2,098), respectively.

17	EQUITY INVESTMENTS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31, 2021	December 31, 2020
	RMB	RMB
Chengdu Huaqi Houpu Holding Co., Ltd.	534	228
China Pacific Insurance (Group)Co., Ltd.	133	188
Other items	501	486

	1,168	902

Dividends amounting to RMB 17 were received on these investments during the year ended December 31, 2021 (2020
：
RMB 25, 2019
：
RMB 22).

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
Investment holding. The
principal activities of its
subsidiaries, associates and joint ventures are the exploration, development and production of crude
oil, natural gas, oil sands and coalbed methane outside the PRC

PetroChina International Company Limited	PRC	18,096	Limited liability company	100.00	100.00	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC

PetroChina Sichuan Petrochemical Company Limited	PRC	10,000	Limited liability company	90.00	90.00	Engaged in oil refining, petrochemical, chemical products production, sales, chemical technology development, technical transfer and services

KunLun Energy Company Limited (ii)	Bermuda	HKD 160 million	Limited liability company	54.38	54.38	Investment holding. The principal activities of its principal subsidiaries, associates and joint ventures are the sales of natural gas, sales of liquefied petroleum gas and liquefied natural gas processing and terminal business in the PRC and the exploration and production of crude oil and natural gas in the PRC, the Republic of Kazakhstan, the Sultanate of Oman, the Republic of Peru, the Kingdom of Thailand and the Republic of Azerbaijan.

(i)
The Company consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

(ii)	Kunlun Energy Co., Ltd. is a company listed on The Stock Exchange of Hong Kong Limited.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Summarized financial information in respect of the Group’s principal subsidiaries with significant non-controlling
interests is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Sichuan Petrochemical Company Limited
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	90.00	90.00
Current assets	15,596	16,046	3,973	4,278
Non-current assets	184,486	182,392	25,317	26,371
Current liabilities	11,282	21,820	3,876	5,382
Non-current liabilities	30,293	22,566	382	486

Net assets	158,507	154,052	25,032	24,781

Summarized statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited			PetroChina Sichuan Petrochemical Company Limited

	2021	2020	2019	2021	2020	2019
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	42,730	33,312	47,096	48,493	35,319	49,858
Net profit	8,413	6,006	14,126	3,383	520	544
Total comprehensive income/(loss)	5,231	(6,972)	17,879	3,383	520	544
Profit attributable to non-controlling interests	4,837	3,311	8,274	338	52	54
Dividends paid to non-controlling interests	1,485	1,498	1,923	307	12	19
Summarized statement of cash flows is as follows:

	CNPC Exploration and Development Company Limited			PetroChina Sichuan Petrochemical Company Limited

	2021	2020	2019	2021	2020	2019
	RMB	RMB	RMB	RMB	RMB	RMB
Net cash inflow from operating activities	13,320	5,681	17,780	2,666	5,119	3,413
Net cash (outflow) / inflow from investing activities	(5,191)	(16,187)	(17,306)	(231)	(380)	537
Net cash (outflow) / inflow from financing activities	(8,531)	7,410	(1,118)	(3,995)	(3,186)	(4,035)
Effect of foreign exchange rate changes on cash and cash equivalents	(15)	(776)	220	—	—	—

Net (decrease) / increase in cash and cash equivalents	(417)	(3,872)	(424)	(1,560)	1,553	(85)
Cash and cash equivalents at the beginning of the year	9,202	13,074	13,498	1,561	8	93

Cash and cash equivalents at the end of the year	8,785	9,202	13,074	1	1,561	8

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

19	LEASES
The leases where the Group is a lessee.
(a) Right-of-use assets

	December 31, 2020	Additions	Reduction	December 31, 2021
Cost
Land	171,941	9,331	(672)	180,600
Buildings	57,337	5,120	(5,567)	56,890
Equipment and Machinery	2,641	2,614	(781)	4,474
Other	2,195	186	(563)	1,818

Total	234,114	17,251	(7,583)	243,782

Accumulated depreciation
Land	(11,611)	(7,022)	216	(18,417)
Buildings	(10,839)	(6,334)	2,748	(14,425)
Equipment and Machinery	(1,166)	(1,096)	685	(1,577)
Other	(712)	(313)	268	(757)

Total	(24,328)	(14,765)	3,917	(35,176)

Net book value
Land	160,330			162,183
Buildings	46,498			42,465
Equipment and Machinery	1,475			2,897
Other	1,483			1,061

Total	209,786			208,606

	December 31, 2019	Additions	Reduction	December 31, 2020
Cost
Land	172,897	19,547	(20,503)	171,941
Buildings	91,920	6,020	(40,603)	57,337
Equipment and Machinery	2,934	29	(322)	2,641
Other	2,068	723	(596)	2,195

Total	269,819	26,319	(62,024)	234,114

Accumulated depreciation
Land	(6,595)	(7,344)	2,328	(11,611)
Buildings	(7,369)	(6,601)	3,131	(10,839)
Equipment and Machinery	(718)	(703)	255	(1,166)
Other	(401)	(426)	115	(712)

Total	(15,083)	(15,074)	5,829	(24,328)

Net book value
Land	166,302			160,330
Buildings	84,551			46,498
Equipment and Machinery	2,216			1,475
Other	1,667			1,483

Total	254,736			209,786

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

The Group’s use of right assets mainly include leased land, buildings, equipment and machinery. The leases underlying assets classified as buildings are mainly the leased gas filling stations, oil storages and office buildings. The leases underlying assets classified as equipment and machinery are mainly drilling equipment, production equipment and other movable equipment.
(b) Lease liabilities

	December 31, 2021	December 31, 2020
	RMB	RMB
Lease liabilities	129,848	129,223
Less: Lease liabilities due within one year	(6,626)	(6,579)

	123,222	122,644

Depreciation charged to profit or loss provided on right-of-use assets for the year ended December 31, 2021 was RMB 14,388 (2020:RMB 13,916).
Analysis of the undiscounted cash flow of the lease liabilities is as follows
:

	December 31, 2021	December 31, 2020
	RMB	RMB
Within 1 year	12,495	11,824
Between 1 and 2 years	11,181	10,236
Between 2 and 5 years	30,541	29,862
Over 5 years	154,636	153,967

	208,853	205,889

20	INTANGIBLE AND OTHER NON-CURRENT ASSETS

	December 31, 2021			December 31, 2020
	Cost	Accumulated amortization, including impairment losses	Net	Cost	Accumulated amortization, including impairment losses	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and technical know-how	8,213	(6,905)	1,308	7,846	(6,657)	1,189
Computer software	13,016	(9,751)	3,265	12,517	(9,528)	2,989
Goodwill (i)	8,023	(36)	7,987	8,161	(36)	8,125
Other	27,335	(10,889)	16,446	26,135	(9,797)	16,338

Intangible assets	56,587	(27,581)	29,006	54,659	(26,018)	28,641

Other assets			37,338			38,853

			66,344			67,494

(i)	Goodwill primarily relates to the acquisition of Singapore Petroleum Company and PetroIneos Trading Limited, subsidiaries in the Marketing segment, completed in 2009 and 2011, respectively.
The impairment of goodwill shall be tested in combination with its related asset groups. The recoverable amount of all cash-generating units has been determined based on value-in-use
calculations. These

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

calculations use
post-tax
cash flow projections based on financial budgets prepared by the management. The post-tax
discount rates reflect specific risks relating to the cash-generating unit.
For impairment test of the goodwill, the
post-tax
discount rates ranged 8.5% to 14.7% (2020: 4.9% to 10.5%, 2019: 6.5% to 10.5%) were used by the management, and no impairment loss was charged for the goodwill for the year ended December 31, 2021 (2020: nil, 2019: nil).

In September 2020, the Group sold its major oil and gas pipelines to PipeChina, thus losing control of PetroChina United Pipelines Co., Ltd. (Note 41). The related goodwill generated from the acquisition of CNPC Pipeline United Co., Ltd. in 2015, with carrying amount of RMB 34,285 (including relevant impairment provision), was derecognized accordingly.

2 1	INVENTORIES

	December 31, 2021	December 31, 2020
	RMB	RMB
Crude oil and other raw materials	40,334	35,855
Work in progress	15,393	12,387
Finished goods	88,811	80,739
Spare parts and consumables	91	75

	144,629	129,056
Less: Write down in inventories	(781)	(517)

	143,848	128,539

2 2	ACCOUNTS RECEIVABLE

	December 31, 2021	December 31, 2020
	RMB	RMB
Accounts receivable	58,073	53,465
Less: Provision for impairment of receivables	(1,414)	(1,140)

	56,659	52,325

As of December 31, 2021, accounts receivable of the Group included derivative financial assets, which were generated by hedges, of RMB 3,913 (2020
:
 RMB 1,411).
The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), at December 31, 2021 and 2020 is as follows:

	December 31, 2021	December 31, 2020
	RMB	RMB
Within 1 year	55,446	51,641
Between 1 and 2 years	816	374
Between 2 and 3 years	194	209
Over 3 years	203	101

	56,659	52,325

The Group offers its customers credit terms up to 180
days.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)
Movements in the provision for impairment of accounts receivable are as follows:

	2021	2020	2019
	RMB	RMB	RMB
At beginning of the year	1,140	2,431	4,053
Provision for impairment of accounts receivable	396	426	226
Reversal of provision for impairment of accounts receivable	(110)	(76)	(1,604)
Receivables written off as uncollectible	(12)	(1,641)	(244)

At end of the year	1,414	1,140	2,431

The Group measures loss allowance for accounts receivable at an amount equal to lifetime ECLs. The ECLs were calculated by reference to the historical actual credit loss experience. The rates were considered the differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables. The Group performed the calculation of ECL rates by the operating segment and geography.

	Gross carrying amount	Impairment provision on individual basis	Impairment provision on provision matrix basis		Loss allowance
			Weighted- average loss rate	Impairment provision
December 31, 2021	RMB	RMB	%	RMB	RMB
Current (not past due)	53,098	—	0.1%	55	55
Within 1 year past due	3,153	26	1.6%	50	76
1 to 2 years past due	648	153	25.5%	126	279
2 to 3 years past due	329	67	45.0%	118	185
Over 3 years past due	845	352	94.7%	467	819

Total	58,073	598		816	1,414

	Gross carrying amount	Impairment provision on individual basis	Impairment provision on provision matrix basis		Loss allowance
			Weighted- average loss rate	Impairment provision
December 31, 2020	RMB	RMB	%	RMB	RMB
Current (not past due)	46,849	—	0.1%	34	34
Within 1 year past due	5,326	154	0.4%	19	173
1 to 2 years past due	386	65	6.9%	22	87
2 to 3 years past due	50	11	25.6%	10	21
Over 3 years past due	854	342	94.3%	483	825

Total	53,465	572		568	1,140

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

2 3	PREPAYMENTS AND OTHER CURRENT ASSETS

	December 31, 2021	December 31, 2020
	RMB	RMB
Other receivables (i)	40,983	21,128
Advances to suppliers	14,900	22,330

	55,883	43,458
Less: Provision for impairment	(2,986)	(3,378)

	52,897	40,080
Value-added tax to recoverable	42,644	44,514
Prepaid expenses	505	373
Prepaid income taxes	4,853	5,997
Other current assets (ii)	11,921	18,298

	112,820	109,262

(i)	As of December 31, 2021 and December 31, 2020, the Group’s other receivables are mainly in the first stage.
(ii)	Other current assets consist primarily of receivables from associates, dividends receivables, interests receivables, etc.

2 4	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
Financial assets at fair value through other comprehensive income represent mainly bills of acceptance issued by banks. The Group’s business model of financial assets at fair value through other comprehensive income is achieved both by collecting contractual cash flows and selling of these assets. All financial assets at fair value through other comprehensive income are due within one year, and their fair values approximate the face values of the bills.

2 5	CASH AND CASH EQUIVALENTS
The weighted average effective interest rate on bank deposits was 1.68% per annum for the year ended December 31, 2021 (2020: 1.69% per annum, 2019: 1.69% per annum).

26	ASSETS AND LIABILITIES HELD FOR SALE
On December 22, 2020, a subsidiary of the Company, Kunlun Energy Company Limited (Kunlun Energy), and PipeChina entered into an agreement pursuant to which Kunlun Energy agreed to transfer the 60% equity interest in PetroChina Beijing Gas Pipeline Co., Ltd (“Beijing Pipeline”) and 75% equity interest in PetroChina Dalian LNG Company Limited (“Dalian LNG”) (Beijing Pipeline and Dalian LNG collectively refer as “Target Companies”) at a base consideration of approximately RMB 40,886 (subject to the adjustments according to the price adjustment mechanism as set out in the agreement), which all will be settled in cash by PipeChina. The transaction was completed in April 2021 and the Group ceased to hold any equity interests in the Target Companies, thus losing the control of these two companies. The assets and liabilities of Beijing Pipeline and Dalian LNG are presented as assets held for sale RMB 42,615 and liabilities held for sale RMB 9,956 respectively on December 31, 2020. The assets held for sale mainly included property, plant and equipment amounted to RMB 41,158, and the liabilities held for sale mainly included long-term and short-term borrowings amounted to RMB 6,500 and accounts payable and other payables amounted to RMB 3,291.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

27	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2021	December 31, 2020
	RMB	RMB
Trade payables	144,419	113,119
Salaries and welfare payable	8,975	8,649
Dividends payable by subsidiaries to non-controlling shareholders	419	952
Interests payable	2,672	4,034
Construction fee and equipment cost payables	92,683	107,199
Other (i)	53,834	82,187

	303,002	316,140

(i)	Other consists primarily of notes payables, insurance payable, etc.

As of December 31, 2021, trade payables included derivative financial liabilities, which were generated by hedges, of RMB
3,881 (2020: RMB
3,709).
The aging analysis of trade payables at December 31, 2021 and 2020 is as follows:

	December 31, 2021	December 31, 2020
	RMB	RMB
Within 1 year	134,744	104,812
Between 1 and 2 years	2,767	1,696
Between 2 and 3 years	948	2,342
Over 3 years	5,960	4,269

	144,419	113,119

2 8	CONTRACT LIABILITIES
As of December 31, 2021 and December 31, 2020, contract liabilities mainly represented advances from customers related to the sales of crude oil, natural gas and refined oil, etc. The majority of related obligations were expected to be performed with corresponding revenue recognized within one year. Substantially all of contract liabilities at the beginning of the year has been recognized as revenue for the year ended December 31, 2021.

2 9	BORROWINGS

	December 31, 2021	December 31, 2020
	RMB	RMB
Short-term borrowings excluding current portion of long-term borrowings	40,010	42,354
Current portion of long-term borrowings	13,265	75,188

	53,275	117,542
Long-term borrowings	287,175	251,379

	340,450	368,921

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

	December 31, 2021	December 31, 2020
	RMB	RMB
Bank loans	114,469	80,345
Corporate debentures	20,170	51,239
Medium-term notes	71,000	86,000
Other loans	134,811	151,337

	340,450	368,921

Borrowings of the Group of RMB 13,558 were guaranteed by CNPC and its fellow subsidiaries and non-controlling interests of the subsidiaries of the Group at December 31, 2021 (December 31, 2020: RMB13,726).

The Group’s borrowings include mortgage loans totaling RMB 1,185 at December 31,2021 (2020: RMB 3,486), which were secured by property, plant and equipment with net book value of RMB 1,287 and intangible and other non-current
assets with net book value of RMB 117.

	December 31, 2021	December 31, 2020
	RMB	RMB
Total borrowings:
- interest free	101	110
- at fixed rates	131,705	192,079
- at floating rates	208,644	176,732

	340,450	368,921

Weighted average effective interest rates:
- bank loans	2.18%	2.20%
- corporate debentures	4.14%	3.49%
- medium-term notes	3.28%	3.32%
- other loans	2.51%	3.47%
The borrowings by major currency at December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
	RMB	RMB
RMB	238,361	262,458
US Dollar	94,803	98,553
Other currencies	7,286	7,910

	340,450	368,921

The fair values of the Group’s long-term borrowings including the current portion of long-term borrowings are RMB 290,937 at December 31, 2021 (December 31, 2020: RMB 323,809). The carrying amounts of short-term borrowings approximate their fair values.The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the consolidated statement of financial position. Such discount rates ranged from 0.10% to 5.14% per annum as of December 31, 2021 (December 31, 2020:
-0.49%
to 4.65% per annum) depending on the type of the borrowings.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

The following table sets out the borrowings’ remaining contractual maturities at the date of the consolidated statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	December 31, 2021	December 31, 2020
	RMB	RMB
Within 1 year	58,923	124,777
Between 1 and 2 years	53,250	53,526
Between 2 and 5 years	226,124	188,012
After 5 years	28,053	27,894

	366,350	394,209

Reconciliation of movements of borrowings to cash flows arising from financing activities:

	2021	2020
	RMB	RMB
At beginning of the year	368,921	466,722
Changes from financing cash flows ：
Increase in borrowings	810,092	989,492
Repayments of borrowings	(836,434)	(1,017,662)

Total changes from financing cash flows	(26,342)	(28,170)
Exchange adjustments	(2,129)	(6,282)
Pipeline restructuring (Note 41)	—	(56,849)
Reclassified as liabilities held for sale (Note 2 6 )	—	(6,500)

At end of the year	340,450	368,921

30	SHARE CAPITAL

	December 31, 2021	December 31, 2020
	RMB	RMB
Registered, issued and fully paid:
A shares	161,922	161,922
H shares	21,099	21,099

	183,021	183,021

In accordance with the Restructuring Agreement between CNPC and the Company effective as of November 5, 1999, the Company issued billion state-owned shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion state-owned shares were the initial registered capital of the Company with a par value of RMB
1.00
yuan per share.
On April 7, 2000, the Company issued 17,582,418,000 shares, represented by 13,447,897,000 H shares and 41,345,210 ADSs (each representing 100 H shares) in a global initial public offering (“Global Offering”) and the trading of the H shares and the ADSs on
T
he Stock Exchange of Hong Kong Limited and the New York Stock Exchange commenced on April 7, 2000 and April 6, 2000, respectively. Pursuant to the approval of the China Securities Regulatory Commission, 1,758,242,000 state-owned shares of the Company owned by CNPC were converted into H shares for sale in the Global Offering. The H shares and ADSs were issued at prices of

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)
HK$ 1.28 per H share and US$ 16.44 per ADS respectively for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares.
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

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

31	RESERVES

	2021	2020
	RMB	RMB
Capital Reserve
Beginning balance	133,308	133,308

Ending balance	133,308	133,308

Statutory Common Reserve Fund (a)
Beginning balance	203,557	197,282
Transfer from retained earnings	8,413	6,275

Ending balance	211,970	203,557

Special Reserve-Safety Fund Reserve
Beginning balance	10,810	12,443
Safety fund reserve	(1,579)	(1,633)

Ending balance	9,231	10,810

Currency Translation Differences (b)
Beginning balance	(32,848)	(28,939)
Currency translation differences	(2,684)	(3,909)

Ending balance	(35,532)	(32,848)

Other Reserves
Beginning balance	(10,645)	(10,083)

Transaction with non-controlling interests	(15)	—
Fair value changes in equity investments measured at fair value through other comprehensive income	79	(22)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	(4)	(441)
Other	168	(99)

Ending balance	(10,417)	(10,645)

	308,560	304,182

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

(b)	The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

32	DEFERRED TAXATION
The movements in the deferred taxation account are as follows:

	2021	2020	2019
	RMB	RMB	RMB
At beginning of the year	(5,016)	2,848	6,483
Transfer to profit and loss (Note 12)	(9,685)	(7,666)	(3,485)
Credit / (debit) to other comprehensive income	224	(198)	(150)

At end of the year	(14,477)	(5,016)	2,848

Deferred tax balances before offset are attributable to the following items:

	December 31, 2021	December 31, 2020
	RMB	RMB
Deferred tax assets:
Receivables and inventories	9,124	4,740
Tax losses	1,892	24,646
Impairment, depreciation and depletion of long-term assets	8,250	6,309
Other	7,897	6,622

Total deferred tax assets	27,163	42,317

Deferred tax liabilities:
Accelerated tax depreciation	16,023	24,147
Other	25,617	23,186

Total deferred tax liabilities	41,640	47,333

Net deferred tax liabilities	(14,477)	(5,016)

Deferred tax balances after offset are listed as follows:

	December 31, 2021	December 31, 2020
	RMB	RMB
Deferred tax assets	12,161	11,364
Deferred tax liabilities	26,638	16,380

At December 31, 2021, certain subsidiaries of the Company did not recognize
deferred tax asset of deductible tax losses carried forward of RMB 109,752, of which RMB 13,866 was incurred for the year ended December 31, 2021, because it was not probable that the related tax benefit will be realised. These deductible tax losses carried forward of RMB 525, RMB 400, RMB 585, RMB 3,669 and RMB 104,573 will expire in 2022, 2023, 2024, 2025, 2026 and thereafter, respectively.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

33	ASSET RETIREMENT OBLIGATIONS

	2021	2020	2019
	RMB	RMB	RMB
At beginning of the year	114,819	137,935	132,780
Net liabilities incurred, including reassessment(i)	16,057	(24,059)	2,026
Liabilities settled	(5,969)	(3,510)	(2,427)
Accretion expense (Note 10)	4,696	5,107	5,525
Currency translation differences	(198)	(654)	31

At end of the year	129,405	114,819	137,935

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

Asset retirement obligations relate to oil and gas properties (Note 15).

3 4	PENSIONS
The Group participates in various employee retirement benefit plans (Note 3(aa)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2021 amounted to RMB 19,939 (2020: RMB 16,833, 2019: RMB 20,196).
For the years ended December 31, 2021
,
the Group had no forfeited in the defined contribution plans available for the Group used to reduce the existing contribution level.

3 5	CONTINGENT LIABILITIES
(a) Bank and other guarantees
At December 31, 2021 and 2020, the Group did not guarantee related parties or third parties any significant borrowings or others.
(b) Environmental liabilities
The PRC has enacted comprehensive environmental laws and regulations that affect the operation of the oil and gas industry. Management believes that there are no probable liabilities under existing legislation, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.
As of December 31,2021, the amounts of asset retirement obligations which have already been reflected in the consolidated financial statements relating to environmental liability were RMB 129,405
(2020: 114,819)

(Note 3
3
).

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

(d) Group insurance

The Group has insurance coverage for certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

3 6	COMMITMENTS
(a) Capital commitments
At December 31, 2021, the Group’s capital commitments contracted but not provided for, mainly relating to property, plant and equipment were RMB 882 (December 31, 2020: RMB 714).

These capital commitments are transactions mainly with CNPC and its fellow subsidiaries.
(b) Exploration and production licenses
The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Natural Resources. Payments incurred were RMB 744 for the year ended December 31, 2021 (2020: RMB 700, 2019: RMB 535).
According to the current policy, estimated annual payments for the next five years are as follows:

	December 31, 2021	December 31, 2020
	RMB	RMB
Within one year	500	800
Between one and two years	500	800
Between two and three years	500	800
Between three and four years	500	800
Between four and five years	500	800

3 7	MAJOR CUSTOMERS
The Group’s major customers are as follows:

	2021		2020		2019
	Revenue	Percentage of t otal revenue	Revenue	Percentage of t otal revenue	Revenue	Percentage of t otal revenue
	RMB	%	RMB	%	RMB	%
China Petrochemical Corporation and its fellow subsidiaries	136,500	5	98,636	5	105,855	4
CNPC and its fellow subsidiaries	69,058	3	63,623	3	99,279	4

	205,558	8	162,259	8	205,134	8

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

3 8	RELATED PARTY TRANSACTIONS
CNPC, the immediate parent of the Company, is a limited liability company incorporated in PRC and directly controlled by the PRC government. Equity interest and voting rights of CNPC in the Company in 2021 was 80.41% (Dec
e
mber 31, 2020: 80.41%)

Related parties include CNPC and its fellow subsidiaries, their associates and joint ventures, other state-owned enterprises and their subsidiaries which the PRC government has control, joint control or significant influence over
,
and enterprises which the Group is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members.
(a) Transactions with CNPC and its fellow subsidiaries, associates and joint ventures
The Group has extensive transactions with other companies in CNPC and its fellow subsidiaries, associates and joint ventures. Due to these relationships, it is possible that the terms of the transactions between the Group and other members of CNPC and its fellow subsidiaries, associates and joint ventures are not the same as those that would result from transactions with other related parties or wholly unrelated parties.
The principal related party transactions with CNPC and its fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business, are as follows:
The Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 27, 2020 for a period of three years effective from January 1, 2021. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, then the actual cost incurred or the agreed contractual prices are used.
On August 25,

2011, based on the Land Use Rights Leasing Contract signed for a period of 50 years from 2000, the Company and CNPC entered into a supplemental agreement to the Land Use Rights Leasing Contract which took effect on January 1, 2012. The expiry date of the supplemental agreement is the same as the Land Use Rights Leasing Contract, which is in 2050. The Company and CNPC may adjust area and rental payable for the leased land parcels every three years taking into consideration of production and operations of the Company and the prevailing market price. On August 27, 2020, the Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract, which adjusted the rental payable and the area for the leased land parcels with effect from January 1, 2021. The Company agreed to rent from CNPC and its fellow subsidiaries parcels of land with an aggregate area of approximately 1,142 million square metres with annual rental payable (exclusive of tax and government charges) approximately RMB 5,673 based on the area of leased land parcels and the current market conditions. Apart from the annual rental payable and are for the leased parcels, the other terms in the Land Use Rights Leasing Contract and supplemental agreement remained.
On August 24, 2017, the Company entered into a new Buildings Leasing Contract with CNPC
,

which took effect on January 1, 2018 for a period of 20 years.
The Company and CNPC may adjust the area of buildings leased and the rental fees every three years as appropriate by reference to the production and operations of the Company and the prevailing market prices, but the adjusted rental shall not exceed the comparable fair market

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)
prices. On August 27, 2020, the Company and CNPC issued a confirmation letter to the Buildings Leasing Contract, which adjusted the annual rental payable and the area for the leased which took effect on January 1, 2021. Buildings covering an aggregate area of 1,287,486 square meters were leased at annual rental payable approximately RMB 713 in accordance with the confirmed rental area and the current property market conditions. Apart from the annual rental payable and area of the leased building, the other terms in the Building Leasing Contract remains unchanged.

Transactions with CNPC and its fellow subsidiaries, associates and joint ventures are summarised as follows:

•
Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 115,587 for the year ended December 31, 2021 (2020: RMB 105,535, 2019: RMB 122,927).

•
Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 8,313 for the year ended December 31, 2021 (2020: RMB 8,593, 2019: RMB 10,055).

•
Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 416,561 for the year ended December 31, 2021 (2020: RMB 321,858, 2019: RMB 388,802).

•
Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 1,051 for the year ended December 31, 2021 (2020: RMB 767, 2019: RMB 1,701).

•
Interest income represents interests from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 270 for the year ended December 31, 2021 (2020: RMB 381, 2019: RMB 460). The balance of deposits at December 31, 202
1
 was RMB 36,489 (December 31, 2020: RMB 40,377).

•
Interest expense and other financial service expense, principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee charged on the insurance services from CNPC and its fellow subsidiaries, etc. The total amount of these transactions amounted to RMB 4,878 for the year ended December 31, 2021 (2020: RMB 8,051
,

2019: RMB8,759
)
.

•	The borrowings from CNPC and its fellow subsidiaries at December 31, 2021 were RMB 133,800 (December 31, 2020: RMB 96,298).

•
Rents and other payments paid to CNPC and its fellow subsidiaries including
(1) the rental expense paid by the Group according to Land Use Rights Leasing Contract and Buildings Leasing Contract; (2) the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the leasing agreements entered into by the Group and CNPC and its fellow subsidiaries. The total rents and other payments amounted to RMB 6,797 for the year ended December 31, 2021. (2020: RMB 8,294, 2019: RMB 10,106).

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Amounts due from and to CNPC and its fellow subsidiaries, associates and joint ventures included in the following accounts captions are summarized as follows:

	December 31, 2021	December 31, 2020
	RMB	RMB
Accounts receivable	7,395	8,651
Prepayments and other current assets	24,925	35,063
Financial assets at fair value through other comprehensive income	1,850	—
Intangible and other non-current assets	15,696	15,251
Accounts payable and accrued liabilities	49,526	67,262
Contract liabilities	613	2,692
Lease liabilities	101,453	99,725
(b) Key management compensation

	Year End December 31,
	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Emoluments and other benefits	15,143	16,598	13,042
Contribution to retirement benefit scheme	1,568	1,338	1,796

	16,711	17,936	14,838

(c) Transactions with other state-controlled entities in the PRC
Apart from transactions with CNPC and its fellow subsidiaries, associates and joint ventures, the Group’s transactions with other state-controlled entities include but are
not limited to the following:

•	Sales and purchases of goods and services,

•	Purchases of assets,

•	Lease of assets; and

•	Bank deposits and borrowings
These transactions are conducted in the ordinary course of the Group’s business.

3 9	SEGMENT INFORMATION
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
The Exploration and Production segment is engaged in the exploration, development, transportation, production and marketing of crude oil and natural gas.
The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

The Marketing segment is engaged in the marketing of refined products and non-oil
products, and the trading business.
The Natural Gas and Pipeline segment is engaged in the transportation and sale of natural gas.
The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the other operating business segments of the Group.
In 2020, in order to promote the transformation and upgrading of refining and chemicals business, promote the quality-oriented business development of refined products and lubricating oil production and marketing, promote specialized operation, market-oriented operation, lean management and integrated coordination, the Group transferred PetroChina Fuel Oil Co., Ltd. and PetroChina Lubricant Company from Marking to Refining and Chemicals, and synchronize budget control and performance evaluation indicator accordingly. The comparative data regarding the Refining and Chemicals and the Marketing segment in the same period of 2019 is restated, and two companies above are as included in the Refining and Chemicals segment from the earliest reporting period as reported.
The accounting policies of the operating segments are the same as those described in Note 3—“Summary of Principal Accounting Policies”.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

The segment information for the operating segments for the years ended December 31, 2021, 2020 and 2019 are as follows:

	Year Ended December 31, 2021
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	688,334	974,972	2,170,062	417,022	3,894	4,254,284
Less: Intersegment sales	(571,705)	(650,018)	(397,485)	(19,526)	(1,201)	(1,639,935)

Revenue from external customers	116,629	324,954	1,772,577	397,496	2,693	2,614,349

Depreciation, depletion and amortization	(175,329)	(28,466)	(20,338)	(5,288)	(1,848)	(231,269)
Including: Impairment losses of property, plant and equipment	(20,218)	(4,681)	(1,396)	(176)	—	(26,471)
Profit / (loss) from operations	68,452	49,740	13,277	43,965	(14,281)	161,153
Finance costs:
Exchange gain						13,377
Exchange loss						(12,839)
Interest income						2,984
Interest expense						(19,739)

Total net finance costs						(16,217)

Share of profit of associates and joint ventures	2,633	68	680	7,570	2,316	13,267

Profit before income tax expense						158,203
Income tax expense						(43,507)

Profit for the year						114,696

Segment assets	1,391,129	457,914	520,938	164,934	1,573,900	4,108,815
Other assets						17,014
Investments in associates and joint ventures	44,289	1,966	19,020	169,611	30,899	265,785
Elimination of intersegment balances (a)						(1,889,352)

Total assets						2,502,262

Capital expenditures	178,259	54,487	10,982	6,750	700	251,178
Segment liabilities	550,365	199,159	349,609	128,490	566,602	1,794,225
Other liabilities						103,412
Elimination of intersegment balances (a)						(804,244)

Total liabilities						1,093,393

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

	Year Ended December 31, 2020
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	530,807	774,775	1,497,533	370,771	3,547	3,177,433
Less: Intersegment sales	(437,670)	(492,667)	(276,503)	(35,437)	(1,320)	(1,243,597)

Revenue from external customers	93,137	282,108	1,221,030	335,334	2,227	1,933,836

Depreciation, depletion and amortization	(150,849)	(23,893)	(17,833)	(19,475)	(1,825)	(213,875)
Including: Impairment losses of property, plant and equipment	(15,364)	—	(3)	—	—	(15,367)
Profit / (loss) from operations	23,092	(1,834)	(2,906)	72,410	(14,825)	75,937
Finance costs:
Exchange gain						14,387
Exchange loss						(14,279)
Interest income						3,023
Interest expense						(26,528)

Total net finance costs						(23,397)

Share of (loss)/profit of associates and joint ventures	(616)	(24)	(728)	2,128	2,773	3,533

Profit before income tax expense						56,073
Income tax expense						(22,588)

Profit for the year						33,485

Segment assets	1,452,554	432,022	489,984	195,353	1,631,577	4,201,490
Other assets						17,361
Investments in associates and joint ventures	41,461	1,289	18,239	160,730	28,884	250,603
Elimination of intersegment balances (a)						(1,981,328)

Total assets						2,488,126

Capital expenditures	186,620	21,810	16,294	21,143	626	246,493
Segment liabilities	658,521	186,332	321,460	192,456	573,340	1,932,109
Other liabilities						80,104
Elimination of intersegment balances (a)						(890,708)

Total liabilities						1,121,505

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

	Year Ended December 31, 2019
	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	676,320	1,000,062	2,075,044	391,023	3,700	4,146,149
Less: intersegment sales	(552,672)	(702,207)	(332,164)	(40,652)	(1,644)	(1,629,339)

Revenue from external customers	123,648	297,855	1,742,880	350,371	2,056	2,516,810

Depreciation, depletion and amortization	(158,874)	(25,469)	(16,657)	(22,375)	(1,887)	(225,262)
Including: Impairment losses of property, plant and equipment	(11,562)	(1,444)	(1)	(412)	—	(13,419)
Profit / (loss) from operations	96,097	16,077	(2,878)	26,108	(13,642)	121,762
Finance costs:
Exchange gain						10,017
Exchange loss						(10,016)
Interest income						3,631
Interest expense						(30,409)

Total net finance costs						(26,777)

Share of profit of associates and joint ventures	3,513	—	1,460	501	2,755	8,229

Profit before income tax expense						103,214
Income tax expense						(36,199)

Profit for the year						67,015

Segment assets	1,520,697	404,264	485,085	536,298	1,409,368	4,355,712
Other assets						29,908
Investments in associates and joint ventures	45,721	1,371	18,810	9,713	26,458	102,073
Elimination of intersegment balances (a)						(1,754,783)

Total assets						2,732,910

Capital expenditures	230,117	21,823	17,074	27,004	758	296,776
Segment liabilities	720,028	151,051	305,804	277,370	594,000	2,048,253
Other liabilities						88,793
Elimination of intersegment balances (a)						(848,441)

Total liabilities						1,288,605

Geographical information

	Revenue			Non-current assets (b)
	2021	2020	2019	December 31, 2021	December 31, 2020
	RMB	RMB	RMB	RMB	RMB
Mainland China	1,626,616	1,212,821	1,476,693	1,838,505	1,789,349
Other	987,733	721,015	1,040,117	165,117	190,625

	2,614,349	1,933,836	2,516,810	2,003,622	1,979,974

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.
(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

40	APPROVAL OF FINANCIAL STATEMENTS
The financial statements were approved by the Board of Directors on April 29, 2022.

41	TRANSACTION ON PIPELINE RESTRUCTURING
In 2020, the “Other income, net” mainly included the gain on Pipeline restructuring.
On July 23, 2020, the Company entered into the Framework Agreement on Transaction of Oil and Gas Pipeline Relevant Assets and 10 sub-agreements including the Equity Acquisition Agreement on PetroChina Pipeline Co., Ltd., and the Production and Operation Agreement with PipeChina (“Transaction Agreements”) which was approved at the sixth meeting of the Board of Directors of the Company in 2020 and forth meeting of the Supervisory Committee of the Company in 2020. The Company sold its major oil and gas pipelines, certain gas storages, LNG terminals and initial oil and gas (including its equity interests) (“Target Assets”) to PipeChina for 29.9% of its equity interests (RMB 149,500) and corresponding cash consideration (the “Pipeline restructuring”).
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
The “Other” geographic area includes oil and gas producing activities principally in countries such as Kazakhstan, Australia and Indonesia. As the Group does not have significant reserves held through its investments accounted for using the equity method, information presented in relation to these equity method investments is presented in the aggregate.

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
Proved reserve estimates as of December 31, 2021, 2020 and 2019 were based on reports prepared by DeGolyer and MacNaughton, Gaffney, Cline & Associates, McDaniel & Associates, Ryder Scott and GLJ independent engineering consultants.

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Estimated quantities of net proved crude oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

	Crude Oil and Condensate	Natural Gas	Total – All products
	(million barrels)	(billion cubic feet)	(million barrels of oil equivalent)
Proved developed and undeveloped reserves
The Group
Reserves at December 31, 2018	7,641	76,467	20,385
Changes resulting from:
Purchase	—	—	—
Revisions of previous estimates	(50)	(766)	(177)
Improved recovery	91	—	91
Extensions and discoveries	480	4,443	1,221
Sales	—	—	—
Production	(909)	(3,908)	(1,561)

Reserves at December 31, 2019	7,253	76,236	19,959

Changes resulting from:
Purchase	15	107	33
Revisions of previous estimates	(1,553)	(595)	(1,652)
Improved recovery	108	—	108
Extensions and discoveries	385	4,976	1,215
Sales	(80)	(66)	(91)
Production	(922)	(4,221)	(1,626)

Reserves at December 31, 2020	5,206	76,437	17,946

Changes resulting from:
Purchase	—	—	—
Revisions of previous estimates	1,160	(2,011)	825
Improved recovery	117	27	121
Extensions and discoveries	472	4,885	1,286
Sales	(3)	(2)	(3)
Production	(888)	(4,420)	(1,625)

Reserves at December 31, 2021	6,064	74,916	18,550

Proved developed reserves at:
December 31, 2019	5,474	39,870	12,119
December 31, 2020	4,654	42,077	11,667
December 31, 2021	5,375	42,576	12,471
Proved undeveloped reserves at:
December 31, 2019	1,779	36,366	7,840
December 31, 2020	552	34,360	6,279
December 31, 2021	689	32,340	6,079
Equity method investments
Share of proved developed and undeveloped reserves of associates and joint ventures
December 31, 2019	287	394	353
December 31, 2020	196	363	256
December 31, 2021	208	511	294

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

At December 31, 2021, total proved developed and undeveloped reserves of the Group and equity method investments is 18,844 million barrels of oil equivalent (December 31, 2020: 18,202 million barrels of oil equivalent, December 31, 2019: 20,312 million barrels of oil equivalent), comprising 6,272 million barrels of crude oil and condensate (December 31, 2020: 5,402 million barrels, December 31, 2019: 7,540 million barrels) and 75,427 billion cubic feet of natural gas (December 31, 2020: 76,800 billion cubic feet, December 31, 2019: 76,630 billion cubic feet).
At December 31, 2021, 5,286
 million barrels (December 31, 2020:
4,375
 million barrels, December 31, 2019:
6,500
 million barrels) of crude oil and condensate and
73,459
 billion cubic feet (December 31, 2020:
74,794
 billion cubic feet, December 31, 2019:
74,533
 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located within Mainland China, and million barrels (December 31, 2020:

 million barrels, December 31, 2019:
753
million barrels) of crude oil and condensate and
1,455
 billion cubic feet (December 31, 2020:
1,643
 billion cubic feet, December 31, 2019:
1,703
 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located overseas.
Capitalized Costs

	December 31, 2021	December 31, 2020
	RMB	RMB
The Group
Property costs and producing assets	1,969,409	1,890,903
Support facilities	483,216	465,022
Construction-in-progress	119,583	150,535

Total capitalized costs	2,572,208	2,506,460
Accumulated depreciation, depletion and amortization	(1,635,837)	(1,542,037)

Net capitalized costs	936,371	964,423

Equity method investments
Share of net capitalized costs of associates and joint ventures	19,056	20,465

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Costs Incurred for Property Acquisitions, Exploration and Development Activities

	2021
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Property acquisition costs	—	7,610	7,610
Exploration costs	37,351	879	38,230
Development costs	132,829	12,084	144,913

Total	170,180	20,573	190,753

Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	—	2,110	2,110

	2020
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Property acquisition costs	—	3,712	3,712
Exploration costs	35,862	1,051	36,913
Development costs	129,738	16,420	146,158

Total	165,600	21,183	186,783

Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	—	1,462	1,462

	2019
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Exploration costs	41,687	1,972	43,659
Development costs	166,321	21,375	187,696

Total	208,008	23,347	231,355

Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	—	2,178	2,178

Results of Operations for Oil and Gas Producing Activities
The results of operations for oil and gas producing activities for the years ended December 31, 2021, 2020 and 2019 are presented below. “Revenue” includes sales to third parties and inter-segment sales (at arm’s-length
prices), net of value-added taxes. Resource tax, crude oil special gain levy and other taxes are included in “taxes

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

other than income taxes”. Income taxes are computed using the applicable statutory tax rate, reflecting tax deductions and tax credits for the respective years ended.

	2021
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Revenue
Sales to third parties	82,654	40,695	123,349
Inter-segment sales	388,611	25,149	413,760

	471,265	65,844	537,109
Production costs excluding taxes	(126,916)	(12,177)	(139,093)
Exploration expenses	(23,418)	(830)	(24,248)
Depreciation, depletion and amortization	(128,297)	(29,417)	(157,714)
Taxes other than income taxes	(28,611)	(5,810)	(34,421)
Accretion expense	(4,557)	(139)	(4,696)
Income taxes	(22,084)	(11,210)	(33,294)

Results of operations from producing activities	137,382	6,261	143,643

Equity method investments
Share of profit for producing activities of associates and joint ventures	—	1,904	1,904

Total of the Group and equity method investments results of operations for producing activities	137,382	8,165	145,547

	2020
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Revenue
Sales to third parties	32,662	30,855	63,517
Inter-segment sales	306,623	12,408	319,031

	339,285	43,263	382,548
Production costs excluding taxes	(124,154)	(9,605)	(133,759)
Exploration expenses	(18,851)	(482)	(19,333)
Depreciation, depletion and amortization	(134,007)	(15,953)	(149,960)
Taxes other than income taxes	(18,865)	(2,690)	(21,555)
Accretion expense	(4,905)	(202)	(5,107)
Income taxes	(9,369)	(5,340)	(14,709)

Results of operations from producing activities	29,134	8,991	38,125

Equity method investments
Share of profit for producing activities of associates and joint ventures	—	(76)	(76)

Total of the Group and equity method investments results of operations for producing activities	29,134	8,915	38,049

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

Standardized Measure of Discounted Future Net Cash Flows
The standardized measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2021, 2020 and 2019 is based on the prices used in estimating the Group’s proved oil and gas reserves, year-end
costs, currently enacted tax rates related to existing proved oil and gas reserves and a 10% annual discount factor. “Future cash inflows” are net of value-added taxes. Corporate income taxes are included in “future income tax expense”. Other taxes are included in “future production costs” as production taxes.
The standardized measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2021, 2020 and 2019 is as follows:

RMB
The Group
At December 31, 2021
Future cash inflows	5,244,811
Future production costs	(1,723,220)
Future development costs	(462,411)
Future income tax expense	(549,495)

Future net cash flows	2,509,685
Discount at 10% for estimated timing of cash flows	(1,108,580)

Standardized measure of discounted future net cash flows	1,401,105

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

At December 31, 2021, RMB 1,336,419 (December 31, 2020: RMB 1,028,640, December 31, 2019: RMB 1,278,180) of standardized measure of discounted future net cash flows related to proved oil and gas reserves located within mainland China and RMB 64,686 (December 31, 2020: RMB 33,641, December 31, 2019: RMB 46,889) of standardized measure of discounted future net cash flows related to proved oil and gas reserves located overseas.
Share of standardized measure of discounted future net cash flows of associates and joint ventures:

December 31, 2021	14,788
December 31, 2020	8,573
December 31, 2019	20,356

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Changes in Standardized Measure of Discounted Future Net Cash Flows
Changes in the standardized measure of discounted net cash flows for the Group for each of the years ended December 31, 2021, 2020 and 2019 are as follows:

	Year Ended December 31,
	2021	2020	2019
	RMB	RMB	RMB
The Group
Beginning of the year	1,062,281	1,325,069	1,382,066
Sales and transfers of oil and gas produced, net of production costs	(344,643)	(215,390)	(303,222)
Net changes in prices and production costs and other	407,882	(358,008)	(87,046)
Extensions, discoveries and improved recovery	150,979	112,834	134,631
Development costs incurred	23,675	39,238	53,450
Revisions of previous quantity estimates	88,332	(138,772)	(17,380)
Accretion of discount	86,172	146,137	149,693
Net change in income taxes	(73,272)	156,122	12,877
Net change due to purchases and sales of minerals in place	(301)	(4,949)	—

End of the year	1,401,105	1,062,281	1,325,069

F-7
8