Form 20-F
period 2022-12-31
PETROCHINA CO LTD
filed 2023-04-28
CIK 1108329

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022.
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

The People’s Republic of China (the “PRC”)
(Jurisdiction of incorporation or organization)

9 Dongzhimen North Street
Dongcheng District
, Beijing
100007
, the PRC
(Address of principal executive offices)

WANG Hua
Telephone number: (8610) 59982622
Facsimile number: (
8610
)
62099557
Email address:
zhouyunpeng@petrochina.com.cn
Address: 9 Dongzhimen North Street, Dongcheng District, Beijing 100007, the PRC
WEI Fang
Telephone number: (852) 2899 2010
Facsimile number: (852) 2899 2390
Email address:
hko@petrochina.com.hk
Address: Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong, the PRC
(Name, telephone,
e-mail
and/or facsimile number and address of registrant’s contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
None
(1)

(1)	The Company has delisted its American Depositary Shares, or ADSs, from the NYSE on September 8, 2022.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
ADSs
(2)
, each representing 100 Class H ordinary shares, par value RMB 1.00 per share.
H Shares, par value RMB1.00 per share
(Title of Class)

(2)	The Company has terminated its ADR Program on October 17, 2022.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

A Shares, par value RMB1.00 per share*	161,922,077,818	(3)
H Shares, par value RMB1.00 per share**	21,098,900,000	***

(3)	Includes 147,103,617,108 A Shares held by CNPC and 14,818,460,710 A Shares held by the public shareholders.
Indicate by check mark if the registrant is a
well-known
seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No
If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) or the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No
Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐ Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
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

*	PetroChina’s A Shares are listed and traded on the Shanghai Stock Exchange.
**	PetroChina’s H Shares are listed and traded on The Stock Exchange of Hong Kong Limited.
***	Includes 245,589,700 H Shares represented by the ADSs.

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

•

“PetroChina”, “we”, “our”, “our company”, “the Company” and “us” are to PetroChina Company Limited, a joint stock company incorporated in the PRC with limited liability and its subsidiaries and branch companies.

•

“PRC” or “China” are to the People’s Republic of China. Unless otherwise indicated, the policies, laws, regulations and interpretations adopted by the government in the mainland of China which are specifically referenced in this annual report are not applicable to Hong Kong, Macau or Taiwan. The Company’s assets, business and revenues in Hong Kong as well as in foreign countries and regions outside of the mainland of China are accounted as “overseas” and not “domestic”.

Our financial statements are presented in Renminbi or RMB. In this annual report, IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	the amounts and nature of future exploration, development and other capital expenditures;

•	future prices and demand for crude oil, natural gas, refined products and chemical products;

•	development projects;

•	exploration prospects;

•	reserves potential;

•	production of oil and gas and refined and chemical products;

•	development and drilling potential;

•	expansion and other development trends of the oil and gas industry;

•	the planned development of our natural gas operations;

•	the planned expansion of our refined product marketing network;

•	the planned expansion of our natural gas infrastructure;

•	the prospects of our new energy and new materials business;

•	our strategies and blueprints for addressing climate change;

•	the anticipated benefit from the acquisition of certain overseas assets from CNPC, our parent company;

•	the plan to continue to pursue attractive business opportunities outside China;

•	our future overall business development and economic performance;

•	our anticipated financial and operating information regarding, and the future development and economic performance of, our business;

•	our anticipated market risk exposure arising from future changes in interest rates, foreign exchange rates and commodity prices; and

•	other prospects of our business and operations.

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

PART I

Item 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable. See “Item 6 — Directors, Senior Management and Employees — Directors, Senior Management and Supervisors” and “Item 16C—Principal Accountant Fees and Services”.

Item 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3 — KEY INFORMATION

Cash and Asset Flows within Our Organization

As a company incorporated in China, we operate our business primarily through our branch companies and subsidiaries in China. We also operate our international business through our overseas subsidiaries. We hold our interests in our subsidiaries through shareholding. We do not operate our business through variable interest entities. The cash flows within our organization mainly consist of payment of capital contributions, dividend distributions, loans and trade payables. For the information of our corporate structure, please refer to “Item 4 – Information on the Company.”

Since our shares were listed on The Stock Exchange of Hong Kong Limited (the “HKSE”) and New York Stock Exchange (the “NYSE”) in 2000, we have distributed dividends to our shareholders (including our ADS holders) twice a year, and we have continued to do so after our ADSs were delisted from the NYSE. When paying dividends to our non-PRC resident shareholders, we are obliged to withhold and pay tax on the dividends according to the Enterprise Income Tax Law of the PRC (the “EIT Law”), the Individual Income Tax Law of the PRC (the “IIT Law”), the implementing regulations of the EIT Law and the IIT law, the rules and interpretations of the State Taxation Administration (the “SAT”), the tax treaties or arrangements signed between China and foreign countries or Hong Kong and Macau. At present, we withhold and pay income tax for all shareholders of non-resident enterprises at the rate of 10%, as provided under Article 91 of the Implementation Regulation of the EIT Law. All the withholding tax rates discussed in this paragraph are based on the gross amount of dividends pursuant to the relevant tax laws. If any shareholder as a non-resident enterprise meets the conditions for a more preferential tax rate under any tax treaty, it may submit supporting documents such as a tax form and beneficial owner’s certificate to us in accordance with the Administrative Measures for Non-Resident Taxpayers Enjoying Treaty Treatment which has been implemented by the SAT since January 1, 2020. Once we receive complete supporting document, we will submit the same to the tax authorities for their retention and we will apply the applicable preferential tax rate for the shareholder. We withhold and pay personal income tax at a rate of 10% for non-resident individual shareholders who are residents of Hong Kong, Macau and other countries with which China has signed tax treaties which provide a tax rate at 10%. If any non-resident individual shareholder whose home country has a tax treaty with China that provide a tax rate lower than 10%, he/she needs to submit the tax form and beneficiary certificate to us, and we will submit the same to the tax authority for retention and we will apply the preferential tax rate for the shareholder. If a non-resident individual shareholder whose home country has a tax treaty with China providing a tax rate higher than 10% and less than 20%, we will withhold tax at the agreed effective tax rate. If the non-resident individual shareholder whose home country does not have any tax agreement with China or whose home country has a tax treaty with China providing a rate of 20% or otherwise, we will withhold the tax at 20%. For more details of income tax on dividends of non-resident shareholders, please refer to “Item 10 — Additional Information — Taxation” and “Item 8 — Financial Information — Dividend Policy”. Please note that our discussion of PRC tax law is not intended to provide and should not be construed as providing legal or tax advice to any particular investor. We urge you to consult your tax advisor.

Prior to paying dividends or other distributions to us, our subsidiaries will pay taxes in accordance with applicable tax laws and regulations of China or the jurisdictions in which they operate. The statutory rate of enterprise income tax in China is 25% on taxable income, and enterprises that meet certain conditions can enjoy preferential treatment. In 2022, we paid approximately RMB54,686 million in the aggregate to our shareholders as dividends for the second half of 2021 and the first half of 2022, which included approximately RMB5,713 million paid to the holders of our H Shares (including ADSs) after withholding and paying the PRC withholding tax of approximately RMB591 million. See “Item 4 — Information on the Company — Regulatory Matters — Taxes, Fees and Royalties”, “Item 5 — Operating and Financial Review and Prospects—Liquidity and Capital Resources”, “Item 8 — Financial Information —Dividend Policy”, “Item 10 — Additional Information — Taxation”, “Item 10 — Additional Information — Memorandum and Articles of Association — Dividends”, the financial statements and the Note 12.

Although other financing means are available to us, our ability to pay dividends to our shareholders and to service our debt depends in part on the cash generated by our branch companies and the dividends paid to us by our subsidiaries. We and our PRC subsidiaries’ ability to distribute earnings are mainly subject to the following restrictions and limitations:

•

Accumulated profit: Under PRC laws and regulations, we and our PRC subsidiaries can pay dividends only out of accumulated profit as determined in accordance with PRC accounting standards and regulations.

•

Statutory reserve fund: Under PRC laws and regulations, PRC companies are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. Such reserve funds cannot be distributed as dividends, except as part of liquidation in the event of insolvency. In 2022, we allocated a total of RMB12,987 million to our statutory common reserve fund. See Note 32 to the financial statements for further details.

•

Capital requirements: To achieve our strategies and to meet our contractual or other obligations, we and our subsidiaries need to retain sufficient cash to satisfy the capital requirements. We and our subsidiaries are subject to the limits on distribution of dividends as provided in the articles of associations. For example, our articles of association provides that we can distribute dividends only if our net profit attributable to owners and the accumulated undistributed profit for a year are positive, and our cash flow can satisfy our normal operation and sustainable development.

•	Debt instrument restrictions: For the debts incurred by us or our subsidiaries, the instruments governing such debts may restrict our or our subsidiaries’ ability to pay dividends.

•

Foreign exchange regulation: Cash transfers from China to outside of China are subject to foreign exchange regulations by the PRC government. Shortages in the availability of foreign currency may temporarily delay our ability to remit sufficient foreign currency to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations. Remittance of dividends by us out of China is also subject to the review by the financial institutions engaging in foreign exchange settlement as approved by the State Administration of Foreign Exchange (the “SAFE”), and the SAFE may also exercise its supervision and inspection authority over our remittance of dividends out of China, which could delay the distribution of dividends to our overseas investors. Although we have not experienced any delay in distribution of dividends to our overseas investors in the past due to any issues in relation to foreign exchange regulation or shortage in foreign currency, we cannot rule out the possibility of the occurrence of such delay in the future. See “Item 3 – Key Information — Risk Factors — Risks Related to Pricing and Foreign Exchange”.

In 2022, the cash transfers between us and our subsidiaries mainly consisted of the following:

•	Transfer from us to our subsidiaries

•	Contributed capital of approximately RMB5,221 million;

•	Repaid loans of approximately RMB70,296 million

•	Transfer from our subsidiaries to us

•	Paid dividends of approximately RMB10,039 million;

•	Granted loans of approximately RMB81,734 million

The figures listed above with regard to our subsidiaries include both our domestic and overseas subsidiaries.

In addition, we are a group company with integrated upstream and downstream businesses. We and our subsidiaries work closely in the normal operations by supplying products and services to each other and settling the payments on an arm’s length basis, which are performed pursuant to the relevant regulation requirements in all material respects. See “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

At present, Hong Kong does not have foreign exchange regulations similar to those in the mainland of China, and the foreign exchange regulations in the mainland of China do not apply to Hong Kong. Therefore, at present, the transfer of funds by our subsidiaries in Hong Kong to out of Hong Kong is not subject to the restrictions under the foreign exchange regulations in the mainland of China. Our Hong Kong subsidiaries are free to transfer funds out of Hong Kong provided that they meet the general compliance obligations under Hong Kong law in terms of taxation, anti-money laundering, accounting rules, etc. In the future, if Hong Kong were to adopt any regulations that restrict the transfer of funds, and thereby affect the transfer of funds by our Hong Kong subsidiaries, our Hong Kong subsidiaries may be restricted in providing funds for operations outside of Hong Kong or distributing funds to their investors located out of Hong Kong.

Risk Factors

Our business is subject to various changing competitive, economic, social, political and regulatory and other related conditions. Such changing conditions entail certain risks, which are described below.

Risks Related to Government Regulation

Our operations in China contribute a large majority of our revenue. Accordingly, we are affected and regulated by the economic and industrial policies, laws and regulations adopted in China. This may in turn adversely affect our financial condition, operation results, liquidity, and the value of our shares. These effects are reflected mainly in the following respects:

(1) In terms of general economic policies: The Chinese government regulates China’s economic development by stimulating general economic policies such as monetary and financial policy, fiscal and tax policy and foreign exchange policy. The application of any policy to us may affect our business decisions, production plans and strategy executions, which in turn may have an impact on our financial condition, operating results and value of our shares.

(2) In terms of industrial policies, laws and regulations: The business sector in which we operate is subject to regulation and regulatory control by the Chinese government. The regulation and regulatory control relate to many material aspects of our operations. As a result, we may face constraints and restrictions on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability. For example:

•

Energy transition policy: In order to address climate change concerns, the Chinese government has set the goal to hit carbon peak by 2030 and achieve carbon neutrality by 2060. To achieve that goal, China has introduced and is expected to introduce a series of economic policies and supporting laws and regulations. These regulations would pose severe challenges to traditional oil extraction and refining operations and drive us to adjust our operational strategies and initiate steps to expand into new energy business while continuing to develop our traditional business with high quality. If our efforts to address climate change fail to produce satisfactory results, the overall operations, liquidity, profitability and the value of the shares of our company may suffer an adverse effect.

•

Product pricing mechanism: In China, the pricing of gasoline, diesel and natural gas products is subject to government regulation, and we cannot freely determine prices for these products. We are required to price these products in compliance with the Chinese government’s pricing mechanism. As a major supplier of essential energy sources in China, we are not permitted to cease supply to the market even if market prices are not favorable and we cannot exceed the pricing limit set by the government.

•

Crude oil special gain levy: China collects a crude oil special gain levy on all oil production companies that sell crude oil produced from China. At present, we are required to pay the crude oil special gain levy for the excessive revenue received by us from the sale of domestically produced crude oil above US$65 per barrel.

•

Mineral rights granting system: We are subject to various requirements under the Mineral Resources Law of the PRC and supporting laws and regulations, including those requirements relating to exploration licenses, production licenses, mineral rights fees, and minimum investment into mining blocks.

•

Ecological and environmental protection and safety production: We are subject to a series of ecological and environmental protection and safety production laws and standards, which have become increasingly stringent over recent years in China with respect to the oil and gas industries.

•	Project approvals: In China, the construction of significant refining and petrochemical facilities is subject to governmental approval. We presently have several significant projects pending approval from the relevant government authorities and will need approvals from the relevant government authorities in connection with several other significant projects. We do not have control over the timing and outcome of the final project approvals.

•

Oil and gas production targets: The National Energy Administration of the PRC (“NEA”) publishes certain guiding targets for annual production of domestic energy companies. For example, for 2023, the NEA announced that its target is to procure China’s annual production of domestic crude oil to increase to about 205 million tons and annual production of domestic natural gas to increase by about 6 billion cubic meters, and at the same time, to vigorously promote the integrated development of oil and gas exploration and development and alternative energy. Although failure to achieve these targets will not subject us or other relevant companies to fines, these targets themselves would have an effect on our business decisions, hence, driving our management to make plans to work towards achievement of the pre-set targets.

(3) In terms of generally applicable business laws and regulations: We are subject to generally applicable business laws and regulations, including, without limitation, corporate governance, securities regulation, employee benefits, information protection, anti-monopoly and anti-money-laundering laws and regulations. We are required to continue to invest substantial management resources to ensure compliance with all these laws and regulations. Any noncompliance with any of these laws or regulations will subject our company to penalties and reputational risks, and in turn harm the interests of our investors. For example:

•

Anti-monopoly: We are subject to anti-monopoly laws and regulations. We are prohibited from entering into or implementing anti-competitive agreements, abusing market position or conducting any concentration of business operators which has or may have the effect of excluding or limiting competition. Occupying a leading position in the oil and gas industry, we are more susceptible to anti-monopoly compliance risks. See the “Risks Related to Anti-Monopoly Initiatives” for a more detailed discussion of this risk.

•

Corporate governance and securities regulatory compliance: Our securities are currently traded on the Shanghai Stock Exchange (“SSE”), and the HKSE. Although our securities have been delisted from the NYSE, they have not been deregistered from the SEC, and therefore, till the completion of the deregistration, we continue to have a reporting obligation under the Securities Exchange Act of 1934. Accordingly, we are subject to all the applicable requirements under the listing rules, disclosure rules, securities laws as well as corporate governance and compliance rules adopted in relevant jurisdictions. As a result, we are required to continue to invest substantial management resources to ensure compliance with all these requirements.

(4) In terms of regulation and supervision of state-owned assets: We are a company with controlling shares ultimately owned by the state. Our controlling shareholder CNPC is a state-owned enterprise. Although the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”) does not exert influence directly on us, it is positioned to make decisions on significant matters of CNPC in its capacity as shareholder and CNPC can in turn resolve on significant matters of our company in its capacity as shareholder (see the provisions regarding shareholders’ rights and obligations in our Articles of Association). As a consolidated subsidiary of CNPC, we are subject to certain regulations in relation to state-owned assets. For example, we are subject to the audits by the National Audit Office of the PRC relating to our business, finance and staff. For certain material transactions, we are required to retain external asset appraisal firms to evaluate the target assets. All these would increase our compliance burden. Please see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” and “Item 3—Key Information—Risk Factors— Risks Related to Controlling Shareholder” for a detailed description of our transactions and relationships with our controlling shareholder.

(5) National security concerns, foreign investment restrictions and other considerations: The Chinese regulations requiring national security review with regard to foreign investment in certain sectors and overseas offering and listing by certain domestic companies or prohibiting or restricting foreign investment in certain businesses in China, are not applicable to us in light of our current situation. Nevertheless, we cannot assure you that the circumstances will not change or those regulations will not be amended and become applicable to us in the future.

•

National security review of foreign investment: According to the Measures for Security Review of Foreign Investment (the “Security Review Measures”) that were promulgated by the PRC government on December 19, 2020 and came into effect on January 18, 2021, where a foreign investor intends to invest in a business in China and seeks to obtain actual control of the business, and that business falls into a key sector that may cause national security concerns as set forth in the Security Review Measures, such investment should be filed with the Office of Foreign Investment Security Review (the “Security Review Office”) established by the PRC government for review. If the Security Review Office determines that, based on its review, such investment may have an impact on China’s national security, it may block the investment or grant a conditional approval. The Security Review Measures set forth a number of sectors where foreign investment would be subject to security review, and the critical energy and resources sectors are among them. The Security Review Measures delegate the China Securities Regulatory Commission (“CSRC”) to formulate rules regarding security review of foreign investment through purchasing shares of listed companies through stock exchanges. As of the date of this annual report, CSRC has not proposed any such rules. With regard to our company, as CNPC owns the majority of our share capital, it is our controlling shareholder. All other holders of our A Shares and H Shares (including ADSs) owned less than 20% of our share capital in the aggregate, and our H Shares (including ADSs) accounted for approximately 11.53% of our total share capital. Therefore, at present, based on our shareholding structure, our foreign investors are minority shareholders and do not have control over us. We believe that it is also extremely remote that our foreign investors could acquire actual control over us by holding our shares (including ADSs), and that the national security review requirement could be triggered. Nevertheless, we cannot assure you that the PRC government will not amend the Security Review Measures or promulgate new rules, including among other things, amending the conditions for triggering the security review. If the PRC government were to prohibit foreign persons from investing into our shares on the grounds of “national security concern”, we may have to take such actions including but not limited to buying back our H Shares (including ADSs) then issued and outstanding.

•

Overseas offering and listing: On February 17, 2023, the CSRC issued the Trial Measures for Administration of Overseas Offering and Listing of Securities by Domestic Enterprises (the “Measures”). According to the Measures, for overseas offering and listing of securities by a PRC domestic company, that company shall submit filings with the CSRC. The company shall strictly abide by the national security laws, administrative regulations and relevant provisions such as foreign investment, cybersecurity, and data security, and earnestly perform their obligations to safeguard national security. Where security review is involved, relevant safety review procedures shall be performed in accordance with law before submitting to the CSRC. The company shall, in accordance with the requirements of the relevant competent departments under the State Council, employ measures such as timely rectification, making commitments, and divesting business assets to eliminate or avoid the impact on national security arising out of overseas offering and listing. The CSRC also stated that it does not require immediate filing for those companies that have already been listed overseas, until such companies submit a filing for a follow-on financing. We have obtained the necessary government approvals, including the CSRC’s approval, prior to offering of our H Shares and ADSs in 2000 and getting listed on the HKSE and the NYSE, and we currently have no refinancing plan, so at present we will not be required to make any filings with the CSRC under the Measures. If in the future we seek to conduct a follow-on overseas offering or listing on another foreign stock exchange, we would be required to make the requisite filings under the Measures. If we were to be subject to security review, we cannot rule out the possibility that the Chinese government may impose restriction on our overseas offering and listing, or require us to take such measures as rectification, making commitment or divesting assets in order to eliminate or avoid the impact on national security arising out of our overseas offering and listing.

•

Foreign investment restrictions: According to the Special Management Measures for Foreign Investment Access (Negative List) (2021 Version) (the “Negative List”) currently in effect in China, where any PRC domestic company operating in a sector in which foreign investment is prohibited under the Negative List intends to offer its shares and become listed on a foreign stock exchange, such company shall file the proposed overseas offering and listing with and obtain the approvals from the competent PRC governmental authorities, and it shall procure that at any time from and after the closing of its overseas offering and listing, its foreign investors will not participate in its business operation or management and its foreign ownership will not exceed certain limits. As of the date of this Annual Report, none of our business falls under the Negative List. On the contrary, our oil and gas exploration and development business and certain petrochemical business fall into the sectors in which foreign investment is encouraged under the Industry Catalogue of Sectors Encouraging Foreign Investment of 2022. Based on the foregoing, our business currently is not subject to foreign investment restrictions other than the national security review with regard to foreign investment in critical energy sector with actual control, as discussed above. If in the future the PRC government were to prohibit foreign investment in the sector in which we operate for any reason, we may face the following consequences pursuant to the Negative List: (i) any follow-on or new overseas share offering and overseas listing contemplated by us will need further approval by the competent PRC governmental authorities, although we have already received all required governmental approvals necessary for our initial offering and listing of our H Shares and ADSs in 2000; (ii) our foreign investors will not be permitted to participate in our business operations or management, although it is currently the case that our current holders of our H Shares (including ADSs) are financial investors only, who are entitled to vote at the shareholders’ meetings but do not participate in our business operation or management; and (iii) the percentage of foreign ownership in our company will be subject to certain limits, that is, the number of shares held by any foreign shareholder(s) individually may not exceed 10%, and collectively may not exceed 30%, of the total shares outstanding of the company.

•

Effects on our daily operations, etc.: Although currently there are no specific restrictions imposed on our daily operations or our ability to legally transfer capital out of China or enter into normal business transactions with non-Chinese parties under any law or regulation on the grounds of “national security concerns” or foreign investment restrictions, we cannot assure you that the PRC government will not impose such type of restrictions on us in the future.

(6) Impact of rapid evolution of PRC laws and regulations: PRC laws, regulations and legal requirements dealing with economic matters have experienced rapid development during the decades after China’s adoption of the reform and opening-up policy, especially during the most recent two decades. Some laws having a material effect on our company may be put into force or implementation without any transitional period or only after a very short transitional period, which have required us to quickly adjust our operation and compliance strategies in order to comply with the new rules.

We are advised by King & Wood Mallesons (“KWM”), our external PRC counsel, that we have obtained the necessary permissions and approvals from the Chinese governmental authorities in all material aspects for operating our principal business in China, including but not limited to the exploration licenses, exploitation licenses, refined oil operation licenses, ecological and environmental protection and other permissions in relation to our business operations; and we have obtained all requisite approvals for offering our H Shares and ADSs in 2000 including but not limited to the approval from the CSRC. As advised by KWM, our current principal business operation in China and listing status on the SSE and the HKSE do not involve extra material approvals of the Chinese government; and neither the currently valid rules and interpretations of the CSRC, the Cyberspace Administration of China (“CAC”) nor other government agencies require us to obtain any additional approvals. No permissions or licenses requisite for maintaining our main business operations in China and our listing status on the SSE and HKSE have been denied. Please note that we have delisted from the NYSE and our ADR program has been terminated. However, there is no assurance that we can obtain the permissions from the government for any new project and new offering in the future. If we or our subsidiaries (i) fail to receive or maintain the required permissions or approvals as set forth above, or (ii) inadvertently determine that such permissions or approvals are not required, we or our subsidiaries may be subject to administrative penalties, including fines, rectification, etc., which may result in fluctuations in our stock price and bring loss to our investors. In the future, if any applicable law, regulation or legal interpretation were to change and we are required to obtain any other permission or approval, such as in relation to data security associated with an overseas listing or security review in relation to outbound transmission of data, if we cannot obtain such permission or fail to pass any security review, we may be ordered to make rectifications for protection of critical information infrastructure data, or for protection of the personal data of our individual customers of our retail business on internet platforms, and if after such rectification, we still fail to meet the requirements of the CAC, such situation may cause an impact on our listing status on the HKSE and may also hinder any potential listing on other foreign exchanges.

We are also advised by KWM, our PRC and Hong Kong external counsel, that the Chinese economic policies, industry policies, laws and regulations with respect to mining rights, foreign exchange, pricing, taxation, general commercial affairs, anti-monopoly, foreign investment restrictions, data security reviews, etc. as referenced in this risk factor, are only applicable to the mainland of China. Therefore, “Risks Related to Government Regulation” is limited to the discussion of the risks associated with our exposure to government regulation in the mainland of China, except for the securities regulation of Hong Kong in connection with our listing of shares on HKSE. At present, we operate oil and gas trading, investment and retail businesses in Hong Kong and we do not have any oil and gas exploration, exploitation and refining businesses in Hong Kong. We have no business operations in Macau. We are advised by KWM that the laws and regulations of the mainland of China presently do not require us to cease, materially change or limit, in part or in whole, our trading, investment and retail business in Hong Kong, limit the development prospects of such business, nor require us not to comply with any law or regulation of Hong Kong, which could have a material adverse effect on our trading, investment and retail business in Hong Kong and our ability to maintain our listing status on the HKSE. We are also advised by KWM that Hong Kong has its own general commercial laws and regulations applicable to Hong Kong businesses, such as with regard to corporate, financial, securities, commercial, competition, labor, personal information protection, accounting and other regulations, as well as its own general economic policies, while it has no policies and regulations for the oil and gas industry which are commensurate to those in the mainland of China as discussed under this Risk Factors section, and it has no foreign exchange regulations and foreign investment regulations commensurate to those in the mainland of China. The current regulatory regime in Hong Kong has no material adverse effect on our oil and gas trading, investment and retail business in Hong Kong and our ability to maintain our listing status on HKSE, and, as of the date of this annual report, there are no material adverse changes expected in this regard. However, if in the future Hong Kong and/or Macau were to adopt equivalent or similar regulations in any respect commensurate to those in the mainland of China and thereby have an effect on our business in Hong Kong and/or Macau (if any, in the future) at that time, then the relevant aspects of the above discussed risk factor may also apply to our businesses in Hong Kong and/or Macau (if any, in the future).

See also “Item 4 — Information on the Company — Regulatory Matters” and the other relevant risk factors disclosed in this section, including without limitation, “Risks Related to Marco Economic Conditions”, “Risks Related to Competition”, “Risks Related to Financial Reporting Differences”, “Risks Related to Pricing and Exchange Rate”, “Risks Related to Environmental Protection and Safety Production”, and “Risks Related to Climate Change”, “Risks Related to Audit Reports Prepared by an Auditor Who Is Not Inspected by the Public Company Accounting Oversight Board” and “Risks Related to China’s Anti-Monopoly Initiatives”.

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

As of March 31, 2023, CNPC beneficially owned approximately 82.62% of our share capital. As a result, CNPC can vote on significant matters relating to our company by exercising its rights as our controlling shareholder, as set forth in detail in our Articles of Association. Accordingly, CNPC is in a position to:

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

Risks Related to Pricing and Exchange Rate

Our operations are affected by the volatility of prices for crude oil, refined products and natural gas. We adjust our crude oil median prices periodically based on the international trading prices for crude oil.

In recent years, international prices for crude oil have fluctuated substantially in response to a wide range of factors, including changes in global and regional economy, the 2020-2022 pandemic, politics, geopolitical tensions and supply and demand for crude oil. We do not have, and will not have, control over factors affecting international prices for crude oil. Fluctuations and volatility in crude oil prices have a significant impact on our results of operations. The decline in international crude oil prices would have a material adverse effect on our upstream business profits, and also have an impact on our downstream business profits through China’s pricing mechanism of refined oil products, thereby adversely affecting our overall sales revenue and profits. Further, in the situations where crude oil prices remain at a low level for a long period of time, we would be required to determine and estimate whether our oil and gas assets may suffer impairment and, if so, the amount of the impairment. An increase in crude oil prices may, however, increase the production costs of refined products, reduce demand for our products and affect our operating profits.

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

Currently, RMB is not a freely convertible currency. Conversion and remittance of foreign currencies out of China are subject to the supervision of the PRC government’s foreign exchange administrative agencies, through filings and/or approval requirements. We receive and maintain a portion of cash and cash equivalents in foreign currencies as part of our international business. We receive most of our revenue in RMB. We convert RMB into foreign currencies from time to time to meet our foreign currency obligations, including repayment of foreign currency denominated debt, payment of overseas capital expenditures and equity investments, import of oil, gas, equipment and materials, and payment of dividends declared with respect to the H Shares. Although we have not been denied any application for converting foreign currency for use in our outbound investments, international trade and distribution of dividends, etc., the PRC government’s regulation on foreign exchange may influence our international strategies, and/or prolong, delay or otherwise impose restrictions on our international business, and may also result in an increase of our financing costs in certain circumstances. For example, unlike our competitors located in countries where foreign exchange is not regulated, we must consider foreign exchange implications when making and pursuing our international business strategies. Where we expect to encounter difficulties in obtaining sufficient foreign currency to support certain international strategies, we may have to choose not to pursue those plans. Pursuant to the PRC’s foreign exchange rules currently in effect, in most circumstances, the entities of our company incorporated in China cannot directly use their receipts in foreign currencies to satisfy their payment obligations in foreign currencies. Instead, they are required to convert their receipts in foreign currencies into RMB. As a result, they have to apply for and purchase foreign exchange when they have a need for funds in foreign currencies. We are prohibited from obtaining overseas financing through debt offerings or loan facilities, or providing guarantees for overseas debts, without the approval of and/or registration with the relevant PRC government authorities. Consequently, we may not be able to make use of certain low-cost sources of funds which may be available to non-PRC companies. We are required to obtain approvals from and/or register with the relevant PRC government authorities, and make filings with the foreign exchange authorities before we can conduct and/or finance our overseas direct investment projects. Therefore, we may not be able to take advantage of international business opportunities if we do not hold, or cannot obtain in a timely fashion, sufficient foreign currency.

The value of RMB against U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The PRC government has implemented a floating exchange rate system to allow the value of RMB to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. Because a substantial part of our imports and our outbound investments are settled in foreign currencies, the exchange rates between RMB and U.S. dollars and any other relevant foreign currencies may have an effect on our purchase costs and our investment costs.

Risks Related to the Enforceability of Securities Law Liabilities against Our Officers and Directors

PRC laws and regulations have their foundation in written laws, and PRC laws, regulations and legal requirements dealing with economic matters continue to evolve. PRC laws and regulations are different in certain material areas such as legislation, judicial system, and enforcement from those in the United States and other common law jurisdictions. Because of the non-binding nature of prior court decisions in China, the enforcement of laws, regulations and legal requirements involve some degree of uncertainty. Given that the PRC laws and regulations with respect to companies, securities and litigation are different in certain important aspects from those in the United States and other common law jurisdictions, and most of our assets are located in the PRC and most of our directors and substantially all of our executive officers reside in the PRC, it may be difficult for our shareholders (including investors of our ADSs) to enforce any judgments against our assets or the assets of our directors and officers located in China in an event that they believe their rights have been infringed and even if they successfully bring an action against us or our directors and officers and they are successful in an action of this kind.

The ability of U.S. government agencies, such as the U.S. Securities and Exchange Commission, or the SEC, and the U.S. Department of Justice, or the DOJ, to investigate and bring enforcement actions against us may be constrained by the PRC laws. For example, the securities regulators of the U.S. cannot directly enter into China to carry out investigations and collect evidence, but need to resort to the regulatory cooperation channels with the regulatory authorities in China, and the DOJ can only conduct investigations through bilateral judicial assistance channels with the PRC judicial authorities. According to Article 177 of the PRC Securities Law, the securities regulatory authority under the State Council of China may establish a supervision and administration cooperation mechanism with the securities regulatory authorities of other countries or regions for cross-border securities supervision and administration, and no foreign securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of China. Without the consent of the securities regulatory department of the State Council and other competent authorities under the State Council, no organization or individual may provide documents or materials relating to securities business activities to overseas parties.

Where an effective civil judgment or ruling of a foreign court requires recognition and enforcement by a court in China, a party may apply directly to a court in China which has the jurisdiction or apply to the foreign court for the foreign court to request recognition and enforcement by a court in China according to the treaty concluded or acceded to by China with the home country of the party or under the principle of reciprocity. After examining an application or request, if the court deems that the judgment or ruling does not violate the basic principles of the laws of China and the sovereignty, national security and public interest of China, the court shall issue a ruling to recognize the legal validity of the judgment or ruling and issue an order for enforcement as needed to enforce the judgment or ruling. If the court deems that the judgment or ruling violates the basic principles of the laws of China or the sovereignty, national security or public interest of China, the court will not grant recognition and enforcement. Where an arbitration award of a foreign arbitral tribunal requires recognition and enforcement by a court in China, a party shall apply directly to the court at the place of domicile of the party against whom enforcement is sought or at the place where the property of that party is located, and the court shall process the application in accordance with the treaty concluded or acceded to by China or under the principle of reciprocity.

Civil judgments of U.S. courts cannot be directly enforced in Hong Kong either. At present, there are no treaties or other arrangements between the U.S. and Hong Kong for reciprocal enforcement of foreign judgments. However, common law permits an action to be brought upon a foreign judgment. Because a judgment can be regarded as creating a debt between the parties, the foreign judgment itself may form the basis of the cause of action. To enforce a foreign judgment in Hong Kong, a common law action for debt must be brought and the enforcement of a foreign judgment in Hong Kong is subject to a number of conditions, including but not limited to: (a) the foreign judgment is a final judgment on the merits of the case; (b) the judgment is a judgment on liquidated damages in a civil action and not on taxes, fines, or similar complaints; (c) the proceedings in which the judgment was obtained were not contrary to natural justice; and (d) that the enforcement of the judgment is not contrary to the public policy of Hong Kong. In addition, there is a six-year limitation period from the date of the foreign judgment to commence enforcement proceedings under common law in Hong Kong. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, fraud, or inconsistency of any previous judgment of a Hong Kong court or a foreign judgment recognized in Hong Kong.

As a result of the reasons including but not limited to the foregoing, our foreign public shareholders may have difficulty and face uncertainties in protecting their interests through actions against our company, directors, officers or our majority shareholder. Shareholder protection through actions initiated by the SEC, DOJ and other U.S. government agencies may also be limited.

Risks Related to Macro Economic Conditions

Our operations may be adversely affected by international and domestic economic conditions. As the oil and gas industry is sensitive to macro-economic trends, oil and gas prices tend to fluctuate along with changes in macro-economic conditions. We may experience pricing pressure on our refined products in recessionary periods, which would have an adverse effect on our profitability. Changes in macro-economic conditions can affect the demand for certain of our products. These factors may also lead to intensified competition for market share, with consequential potential adverse effects on sales volumes. Inflation may lead to increase in our operating costs. Notwithstanding the measures taken by the PRC government to control inflation, China may experience an increase in inflation in the future and our operating costs may become higher than anticipated. The financial, economic or political situation may also have a negative impact on third parties with whom we do business, and may impact their ability to perform contractual obligations to us. In addition, other factors that affect the macro economy, such as declining population growth rates, inflationary pressures, supply chain disruptions, geopolitical tensions, conflicts and wars, trade and tariff policies, and major public health may have an adverse impact on oil and gas and petrochemical industries, including us.

In addition, if in the future any government or governmental authorities were to impose restrictions, or any negative comments or warnings are made by any government or governmental authorities on the investments and inflow of capital into China or China-based companies in general or about us specifically, or if there is any escalation of geopolitical tensions or any news or rumors thereof or if we are involved in any negative news, rumors or controversies, or if investment and trading restrictions are imposed on us or we are threatened with investment or trading restrictions, we may suffer from disruptions in our supply chain and it may be difficult for us to obtain substitution from other sources in a timely, sufficiently and costly manner, which may increase our costs and reduce our profits, and potential investors may shun away from our securities and/or certain of our existing investors may divest from us. Any of these factors may adversely affect our financial condition, results of operations, liquidity, and the value and liquidity of our shares.

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

The Eastern and Southern regions of China have a higher demand for refined products and chemical products than the Western and Northern regions. Although we have strived to increase our refinery capacity in the Southern regions of China over recent years, most of our refineries and chemical plants are located in the Northeastern and Northwestern regions of China. We incur relatively higher transportation costs for delivery of our refined products and chemical products to certain areas of the Eastern and Southern regions from our refineries and chemical plants in Western and Northern China. We face strong competition from other traditional domestic oil companies, local independent refineries and other competitors. As a result, we expect that we will continue to encounter some difficulty in increasing our sales of refined products and chemical products in these regions.

Risks Related to Anti-Monopoly Initiatives

The Anti-Monopoly Law of the PRC (the “Anti-Monopoly Law”) prohibits the entry into or implementation of any horizontal or vertical monopoly agreements, the taking of any action by abusing dominant market position, and any concentration of business operators that has or may have the effect of excluding or limiting competition. Penalties for violations of the Anti-Monopoly Law include, inter alia, confiscation of illegal gains and imposition of penalties as high as 10% of the sales revenue in the preceding year. We have directed our headquarter office and subsidiaries not to take any action in violation of the Anti-Monopoly Law or any of its supporting laws and regulation in their conduct of business, and have monitored company-wide anti-monopoly compliance through our internal compliance system. Despite that, we cannot assure you that our company can prevent all anti-monopoly compliance risks due to the fact that our company occupies a leading market position, the large scale of our business operations and our company has a large number of subsidiaries and branches. If in the future our company is determined to have deficiencies in the anti-monopoly compliance, or any business model adopted or particular transaction conducted by our company is determined, for example, to have abused our market position, entered into monopoly agreements, or implemented a concentration of business operators in violation of anti-monopoly requirements, we may be subject to investigations or enforcement actions by the government. In the case of such determination, in addition to being subject to a substantial fine, we may need to adjust our business model accordingly or make corresponding changes to a particular transaction structure. All of these would have a material adverse effect on our business operations, financial condition, operating results and corporate reputation, and may reduce the value of our securities and the profits distributable to our shareholders.

Risks Related to Economic Sanctions and Trade Controls

The U.S. government has imposed various sanctions on Chinese companies and individuals. For example, many Chinese companies have been placed on the trade control lists administered by the U.S. Department of Commerce Bureau of Industry and Security (“BIS”) due to various allegations, thereby prohibiting or restricting the supply of certain designated U.S. goods and technologies to such companies. Certain Chinese companies were designated by the Office of Foreign Assets Control (“OFAC”) of the US Department of the Treasury on a list that prohibits U.S. entities from investing in the publicly traded securities of such companies, resulting in U.S. investors having to dispose of their securities within a specified period of time. The U.S. government has also worked with the European Union, the governments of United Kingdom and other countries to expand the scope of these sanctions. We are not currently included in any sanction lists, but there can be no assurance that we or any of our subsidiaries would not be a target, be involved in or impacted by sanctions in any way in the future.

In addition, CNPC, our controlling shareholder, has for a long time engaged in international oil and gas operations. Some of these operations are located in countries which are subject to sanctions by the U.S. government, the European Union or other governments or international organizations. Some operations involve certain entities, which are subject to sanctions. We are also heavily dependent on imports of crude oil and natural gas, a part of which is indirectly or directly sourced from Russia.

In summary, sanctions and trade controls may pose the following risks to us:

•

Risks of being sanctioned or implicated in sanctions: We have always endeavored to prevent our own business and/or our direct or indirect ties with any sanctioned entity from violating the sanctions imposed by the U.S. or any other governments or international organizations. However, we cannot assure you that any future sanctions will not target or implicate CNPC or our company.

•

Divestment: Some investors (including U.S. investors) are prohibited from investing or may not wish to invest and have proposed or adopted divestment or similar initiatives regarding investments in companies that do business in countries and regions or have trade or investment ties with entities that are subject to sanctions. As a result, these investors may also divest their investment in us because of our and/or CNPC’s (including its subsidiaries) investments, trade and other operations in certain countries which are subject to sanctions, and our and/or CNPC’s (including its subsidiaries) trade and investment ties with certain sanctioned companies, or the concerns that our company may be the target or subject of sanctions. As a result, the liquidity and value of our securities may be materially and adversely affected.

•

Supply disruptions and wind-down of operations: Since certain U.S. sanction programs have extraterritorial effect or effect on non-US persons, such as certain secondary sanctions administered by the OFAC, and certain trade controls administered by the BIS, especially under the “foreign direct product rules”, in certain circumstances, we and certain of our business partners may need to exercise business judgment to wind down certain existing projects or abandon or change some business plans. As a result, we may suffer adverse consequences, such as supply disruptions, increased costs of raw materials, impairment of assets or loss of profit-making opportunities. If any sanctions were to directly target or indirectly affect us, we could face immediate supply chain disruptions which could have a material adverse impact on our operations.

•

Reputation risks: Although most of the sanction programs do not prohibit us or our parent company from carrying on existing operations in sanctioned countries, or from maintaining direct or indirect ties with any sanctioned entity, to maintain such operations may have an adverse impact on our reputation.

•

Compliance risks: In view of the complexity of the various sanctions regimes, the frequent expansion and escalation of sanctions policies and programs, the power of sanction regulators to interpret policies, and the increasing enforcement of sanction laws, we are required to continuously invest substantial resources in compliance management, and the risk of being penalized for any non-compliance cannot be completely avoided and any non-compliance of sanctions may subject us to penalties.

Set forth below, please see our disclosure on a country-by-country basis of CNPC’s and our operations in certain sanctioned countries and business ties with certain sanctioned entities.

About Iran

In 2018, the United States government withdrew from the Joint Comprehensive Plan of Action (“JCPOA”) and reimposed certain sanctions against Iran, which were conditionally lifted in 2015 following entry into the JCPOA. These reimposed sanctions have implications for non-U.S. companies, including requiring foreign companies to cease participation in projects in certain sectors of Iran (including the energy sector), and prohibiting or restricting oil and petrochemicals imports from Iran, except for eight countries and regions (including China) which were granted a Significant Reduction Exception (“SRE”) to be able to continue to import limited oil and petrochemicals until May 2019. Pursuant to section 13(r) to the U.S. Securities Exchange Act of 1934, reporting issuers are required to disclose whether they or any of their affiliates have knowingly engaged in certain activities, transactions, or dealings related to Iran during the reporting period, including activities not prohibited by U.S. law. Based on CNPC’s response to our inquiries, a subsidiary of CNPC (the “CNPC Sub”) held interests in certain oil and gas development projects in Iran, namely, (i) the MIS oilfields in which the CNPC Sub obtained a 100% interest in 2010, and (ii) the North Azadegan oilfield, in which the CNPC Sub obtained a 100% interest in 2009. From the re-imposition of U.S. sanctions, the CNPC Sub has been providing minimal support and services to the two oilfields. Since May 2019 when the SRE expired, the two oilfields have suspended lifting oil for recovery and did not generate any revenue for the CNPC Sub.

In July 2012, OFAC added Bank of Kunlun Co., Ltd., or Kunlun Bank, a subsidiary of CNPC, to its “List of Foreign Financial Institutions Subject to Part 561”, which was replaced by the list of Correspondent Account of Payable-Through Account Sanctions, pursuant to the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010. According to OFAC, Kunlun Bank allegedly provided financial services to at least six Iranian banks that were on OFAC’s sanctions list during 2012. These financial services included holding accounts, making transfers and paying letters of credit on behalf of the designated banks. Since 2018, Kunlun Bank’s settlement business involving Iran has been limited to settlement of humanitarian materials and other business activities that are not subject to sanctions. We have no involvement in or control over such activities of Kunlun Bank or CNPC and CNPC subsidiaries and affiliates, and we have never received any revenue or profit derived from these activities.

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

Since February 2022, the U.S. government has expanded the sanctions against Russia. Please refer to the websites of OFAC and other sanction regulators for details. In conjunction with such measures by the U.S. government, E.U., U.K. and certain other countries have also announced similar sanctions against Russia.

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

•

CNPC has long-term agreements with Rosneft, Transneft, Gazprom and Arctic LNG 2 (all subject to OFAC sanctions), to import crude oil, natural gas or LNG from Russia. CNPC has resold, and will for the foreseeable future resell or transfer, all or a substantial portion of the imported crude oil and gas under the agreements to us.

•	Our company has for a long time imported natural gas from Gazprom, and LNG from a subsidiary of OAO Yamal LNG.

In 2022, the revenue derived from our operations in oil and gas involving those sourced from Russia accounted for 6.2% of our total revenue.

Both CNPC and our company have been continuously assessing the risks related to operations involving Russia. The above business ties may cause a high risk in the context of the Ukraine crisis. At present, the U.S. and certain other countries implement a price limit policy on Russian oil exports. It is possible that such countries may implement more severe policies in the future, and we cannot guarantee that these countries will not intervene in our Russia-related business. We also cannot guarantee that our business partners will not have any negative perception of us as a result of the business ties mentioned above, or they may even consider divesting from us and/or terminating the business relationships with us.

About Venezuela

In 2017, the United States imposed economic sanctions against the Government of Venezuela and certain state-owned entities, including Petroleos de Venezuela, S.A. (“PdVSA”). These sanctions prohibit U.S. persons from transacting in, providing financing for or otherwise dealing in “new debt” issued by these entities on or after August 25, 2017, with certain exceptions for short-term debt. In 2019, the United States issued enhanced sanction measures against Venezuela, which included blocking the property of Venezuelan government and its controlled entities (including PdVSA), and introducing new restrictions on Venezuela’s oil sector. Under these programs, persons determined to be operating in the oil sector of the Venezuelan economy, or to have materially assisted, sponsored, or provided financial, material, or technological support for, or goods or services to or in support of, any person included on the list of SDNs and Blocked Persons, may also be subject to risk of being designated for sanctions. In 2008, CNPC Exploration and Development Company Limited (“CNPC E&D”), a joint venture held as to 50% by us and 50% by CNPC, established a joint venture with PdVSA (the “JV”) to operate the Sinovensa block located in Carabobo, Monagas State, Venezuela, which block produces and sells extra-heavy oil. CNPC E&D holds a 40% interest in the JV and PdVSA holds 60%. In the past three years, CNPC E&D contributed no new investment in the JV. We also indirectly hold minority interests in a few other small projects in Venezuela. For the year ended December 31, 2022, the share of net profit from the Sinovensa block and the other projects in aggregate accounted for approximately 0.56% of our net profit attributable to owners of the company.

Others

As a major supplier of essential energy sources in China, we may in the ordinary course of our business, develop ties with certain Chinese entities or individuals who are currently or in the future could be subject to various sanctions. In performing daily compliance work, on the one hand, we take great care to identify and assess the risks of violating the US and other countries’ sanction regimes, and on the other hand, we strive to comply with PRC anti-sanctions and anti-boycott laws and regulations. When faced with the situation where foreign sanctions conflict with China’s anti-sanctions and anti-boycott rules, we may be obligated to comply with China’s rules. Hence, we may be unable to completely prevent all sanctions compliance risks.

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

As we continue to expand our business and geographic footprint, including in countries with regulatory and compliance regimes with which we are unfamiliar, we will need to adapt and implement compliance and operational protocols to ensure compliance in each such market. The laws and regulations of various countries in which we currently operate or may operate in the future are evolving. Consequently, such laws and regulations may change and sometimes may conflict with each other, making it more complicated for us to be compliant and sometimes may be at odds such that we must make a strategic decision to abandon or scale back operations in some markets. At any time, authorities in the countries where we currently operate may require us to obtain additional, or extend existing, licenses, permits or approvals. However, there is no guarantee that we will be able to obtain these in a timely and cost-effective manner. Authorities may revoke existing licenses, and we may not be able to appeal any such revocations in a timely and/or effective manner, or at all.

Risks Related to Climate Change

In recent years, the oil industry has faced increasingly severe challenges posed by global climate change. Numerous international, domestic and regional treaties and agreements which restrict carbon emissions have been executed and become effective. China and some other countries in which we operate have adopted, or are considering the adoption of, regulations to reduce carbon emissions. These include the adoption of carbon emissions “cap and trade” regimes, carbon taxes, more stringent efficiency standards, and incentives or mandates for clean energy. The Chinese government has announced that China strives to hit carbon peak by 2030 and achieve carbon neutrality by 2060. These policies and measures will bring opportunities to our new energy business, but may lead to changes to our oil extraction and refining businesses. We will continue to enhance our oil and gas exploration and development while seek to explore and use new energy sources, aiming to achieve an integrated development of fossil energy and clean energy. Our proposed initiatives to pursue this strategy will include without limitation: to put more efforts into the development and exploitation of geothermal energy, solar energy, wind energy, hydrogen energy and other new energy; to promote the substitution of energy used for our operation with clean energy; to promote the development of gas-to-power business; to increase investments in R&D of new energies; and to enhance carbon capture, utilization and storage (“CCUS”) measures. We will strive to achieve the following goals (i) by 2025, our new energy production capacity to reach 7% of our domestic energy supply capacity; (ii) by 2035, the volume of our external supply of carbon-free energy to exceed the fossil energy we consume, and to achieve an equal share among new energy, oil and gas in our total production capacity (i.e., each accounting for one-third), and (iii) by around 2050, to achieve near-zero emissions, when our new energy capacity to amount to half of our total energy production capacity. In the course of striving to achieve these goals, we expect to encounter the following major risks:

•

In terms of market position: As a result of the acceleration of energy transition in China, clean energy players are expected to be offered more development opportunities and become increasingly competitive. On the contrary, the share of fossil fuels in primary energy consumption is expected to decrease. The Chinese government plans to increase the share of non-fossil fuels in primary energy consumption from 15% in 2019 to around 25% by 2030. This would have an effect on our position in the refined oil market and the development strategies for the new energy market that we are currently implementing.

•

In terms of liquidity: In order to achieve a success in relation to energy transition initiatives, we expect to spend more on developing and obtaining new technologies and investing in and implementing our business expansion strategy. This will require our company to maintain an appropriate level of liquidity sufficient to support our transition strategies.

•

In terms of compliance: the Chinese government is expected to introduce more stringent policies and standards relating to climate change (mainly relating to energy conservation and carbon emission reduction), which could increase our compliance cost. Any noncompliance may subject us to government investigation or penalties.

•

In terms of legal proceedings: as advised by our PRC legal counsel, at present, under existing PRC laws, the legal basis for initiating any environment-related litigation mainly relates to the laws governing natural resources, environmental or ecological protection. Whether such legal basis is directly applicable to climate change-related litigation remains subject to clarification by further legislation or judicial interpretation. There have only been a few cases in China that are directly or indirectly related to climate change and they are not typical enough to be referred to as precedents. As a result, the potential impact of climate change-related litigation in China on us is not estimable at this stage. Despite that, we have noticed that the Chinese government is working on building a comprehensive legal regime with respect to climate change, and hence we cannot rule out the risk of potential legal proceedings involving oil and gas companies or petrochemical companies in the future.

•

In terms of reputation: A low carbon profile has become an important indication of the influence of energy companies and a major concern for stakeholders. If we fail to meet our low-carbon development goals, our reputation may be affected adversely.

•

In terms of physical impact: Natural disasters such as typhoons, rainstorms, floods, and landslides caused by climate change may directly damage our assets and business operations, and the resulting tentative disruption to the supply chain will indirectly affect our operations. As we are an integrated oil and gas operator, with operations extending from upstream to downstream, any tentative supply chain disruption will primarily impact the supply among different segments within our company, and to a lesser extent, the supply to external customers and suppliers. The aforementioned natural disasters may result in, among others, flooding of oil and gas wells, limitations on our ability to operate certain facilities, pipelines exposure, road disruptions and shipping suspensions, any of which can reduce the production of our oil and gas fields, and reduce the workload of our refineries and/or the sales volumes of our sales enterprises. In extreme scenarios, it may cause tentative disruption of delivery and supply at various parts of the supply chains and adversely affect us and our external suppliers and customers.

See also “Risk Factors – Risks Related to Environmental Protection and Safety Production”.

Risks Related to Environmental Protection and Safety Production

Compliance with changes in laws, regulations and obligations relating to environmental protection and safety production could result in substantial expenditures and reduced profitability from increases in operating costs. In recent years, the PRC government has implemented environmental and ecological protection and safety production laws and regulations and has gradually raised refined oil standards which have stricter requirements for our business, and the requirements as to the increase in provision of safety production funds led to an increase in our operating costs. In the future, the PRC government will implement more stringent environmental protection and safety production regulations and impose higher standards on refined oil products. Compliance with these new regulations and standards will increase our costs and expenses.

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

Exploring, producing and transporting crude oil and natural gas and producing and transporting refined products and chemical products involve many hazards. These hazards may result in fires, explosions, spills, blow-outs and other unexpected or dangerous conditions causing personal injuries or death, property damage, environmental damage and interruption of operations.

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

Significant operating hazards and natural disasters such as earthquake, tsunami and health epidemics and pandemic (such as the 2020-2021 pandemic), may cause partial interruptions to our operations, property damage, personal injuries or deaths and environmental damage that could have an adverse impact on our production and operations and financial condition.

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

Risks Related to Audit Reports Prepared by an Auditor who is not Inspected by the Public Company Accounting Oversight Board

As a company with shares registered with the SEC, and previously traded publicly in the United States, our independent registered public accounting firm is required under the laws of the United States to be registered with the Public Company Accounting Oversight Board, or the PCAOB, and undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Under PRC laws, the PCAOB’s inspection of a registered public accounting firm’s audit work in China should be by way of regulatory cooperation from relevant Chinese authorities. The CSRC also stated that cross-border audit supervision should be realized through regulatory cooperation between China and the U.S. Therefore, the PCAOB’s inspection of our independent registered public accounting firm should be realized through regulatory cooperation between China and the U.S. In 2020, the Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law. According to the HFCAA, where a covered foreign company listed in the U.S. retains an auditor who has a branch or office located in a foreign jurisdiction, and the PCAOB is unable to completely inspect or investigate the auditor for three consecutive years because of a position taken by an authority in the foreign jurisdiction, the SEC may prohibit securities of such covered foreign company from being traded on any national securities exchange or over-the-counter market in the U.S. and such covered foreign company is required to satisfy certain additional disclosure requirements. On December 29, 2022, President Biden signed the 2023 Consolidated Appropriations Act, which, among other things, amended the HFCAA to reduce the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities from three years to two years. In December 2021, the SEC issued the rules to implement the requirements of the HFCAA. In December 2021, PCAOB issued the list of accounting firms that it is unable to inspect or investigate completely as determined by it (the “2021 Determination”), which included our external auditor. In May 2022, we were identified as a covered issuer. In August 2022, the CSRC, the Ministry of Finance (the “MOF”) and the PCAOB signed an audit supervision cooperation agreement. From September 2022, PCAOB conducted audit inspections in Hong Kong. In December 2022, PCAOB announced that it had secured complete inspection and vacated its 2021 Determination. The SEC subsequently announced that it would no longer identify issuers to which the HFCAA applies until the PCAOB again decides that it cannot conduct a complete inspection and investigation.

Our shares have been delisted from the NYSE on September 8, 2022 and we have terminated our ADR program on October 17, 2022. We expect to deregister our shares with the SEC upon satisfaction of the relevant conditions under the Securities Exchange Act. Prior to the deregistration, we will continue to need to meet the disclosure obligations under the Securities Exchange Act. Given that our shares have been delisted from the NYSE, the risk of trading prohibition under the HFCAA no longer applies to us. However, if PCAOB determines that it cannot conduct complete inspection and investigation of accounting firms located in China again, the risk of resuming the implementation of the HFCAA may adversely affect the value of our H Shares.

By conducting inspections of independent registered public accounting firms, the PCAOB has at times identified deficiencies in the audit procedures and quality control procedures of those accounting firms. Such deficiencies may be addressed in those accounting firms’ future inspection process to improve their audit quality. If PCAOB is unable to conduct regular inspections of audit work undertaken in China again, it may cause the investors to lose confidence in the financial statements and reports of the issuers audited by such independent registered public accounting firms.

Risks Related to Effectiveness of Internal Control over Financial Reporting

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Although our management concluded that our internal control over our financial reporting as of December 31, 2022 was effective, and our independent registered public accounting firm has issued an attestation report, which concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2022, we may discover other deficiencies in the course of our future evaluation of our internal control over our financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our shares.

Risks Relating Financial Reporting Differences

As a foreign private issuer, we are exempt from certain disclosure requirements under the U.S. Exchange Act, which may afford less protection to you than you would enjoy if we were a domestic U.S. company. As a foreign private issuer, we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the U.S. Exchange Act and the rules relating to selective disclosure of material nonpublic information under Regulation FD under the U.S. Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the U.S. Exchange Act. We are also not required under the U.S. Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the U.S. Exchange Act. For example, in addition to annual reports with audited financial statements, domestic U.S. companies are required to file with the SEC quarterly reports that include interim financial statements reviewed by an independent registered public accounting firm and certified by the companies’ principal executive and financial officers. By contrast, as a foreign private issuer, we are not required to file such quarterly reports with the SEC or to provide quarterly certifications by our principal executive and financial officers. Although we are required by the listing rules of SSE with respect to our A Shares to publish quarterly and semi-annual reports and also required by listing rules of HKSE with respect to our H Shares to publish semi-annual reports, and such reports are furnished to the SEC on Form 6-K, our financial statements included in the reports are not reviewed by an independent registered public accounting firm, and are only reviewed and signed by all our directors, president and CFO.

Risks Related to Employee Misconduct

We may not be able to detect or prevent employee misconduct, including misconduct by senior management, and such misconduct may damage our reputation and could adversely affect the price of our shares. We have gradually reinforced and enhanced our internal control and corporate governance policies and procedures in order to strengthen our ability to detect and prevent employee misconduct. We cannot assure you, however, that we will be able to detect or prevent such misconduct in a timely fashion, or at all. If we fail to prevent employee misconduct, our reputation may be harmed, and the trading price of our shares could be adversely affected.

Risks Related to Cyber Security

In recent years, we have increased the utilization of artificial intelligence, cloud computing, big data, Internet of Things, and other types of information technology (“IT”) in our production and operations, our activities are therefore heavily dependent on the reliability and security of our IT systems. Our IT systems may suffer disruptions due to technical failure and disruptions, cyber-attack, computer intrusions and viruses, power and network outages or natural disasters. We have adopted multi-layer technological measures for prevention and detection of cybersecurity problems, and we also train our employees in order to improve their awareness and ability to detect and respond to cybersecurity situations. If our measures prove to be insufficient, deficiencies in any processes could adversely affect or disrupt our normal operations or result in incidents or property loss or personal injuries. Cyberattacks may also result in proprietary information being altered, lost, or stolen, result in employee, customer, or third-party information or material intellectual property being breached, or otherwise disrupt our business operations. In case we suffer any grave cybersecurity incident, we could face regulatory actions, third party litigations or reputational harm in addition to being required to make compensation for direct losses resulting from the incident. As a result, we and our customers, employees, or third parties could be adversely affected, potentially having a material adverse effect on our business and financial conditions.

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

Item 4— INFORMATION ON THE COMPANY

Introduction

History and Development of Our Company

Our legal name is “中国石油天然气股份有限公司” and its English translation is PetroChina Company Limited.

We were established as a joint stock company with limited liability under the Company Law of the PRC on November 5, 1999 as part of a restructuring in which CNPC transferred to us most of the assets and liabilities of CNPC relating to its exploration and production, refining and marketing, chemicals and natural gas businesses. In April 2000, we completed a global offering of H Shares and ADSs. In September 2005, we completed a follow-on offering of over 3 billion H Shares. In October 2007, we issued 4 billion A Shares. The A Shares were listed on the SSE in November 2007. As of March 31, 2023, CNPC beneficially owned 150,923,565,570 A Shares and 291,518,000 H Shares in us, representing approximately 82.62% of our share capital in aggregate. The H Shares held by CNPC were through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC.

We are the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in China, one of the largest companies in China in terms of sales revenue, and also one of the largest companies in the world. Currently, our principal business lines include the exploration, development, transmission, production and marketing of crude oil, natural gas and new energy; the refining of crude oil and petroleum products, as well as the production and marketing of basic petrochemical products, derivative chemical products and other chemical products and new materials; the marketing and trading of refined oil products and non-oil products; and the sale of natural gas.

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

We have continued to pursue attractive business opportunities outside China as part of our business growth strategy to utilize both domestic and international resources to strengthen our competitiveness. Since 2005, we have acquired interests in various oil and natural gas assets in several countries, which significantly expanded our overseas operations and effectively increased our oil and gas reserves and production volumes. At the same time, we have been maintaining certain proportion of imported crude oil and natural gas in accordance with our needs. In 2020, 2021 and 2022, we imported approximately 679.3 million barrels, 583.1 million barrels and 528.8 million barrels of crude oil, respectively.

To address the climate change concerns, we have adopted a three-steps energy transition plan. We will strive to achieve the following goals (i) by 2025, our new energy production capacity to reach 7% of our domestic energy supply capacity; (ii) by 2035, the volume of our external supply of carbon-free energy to exceed the fossil energy we consume, and to achieve an equal share among new energy, oil and gas in our total production capacity (i.e., each accounting for one-third), and (iii) by around 2050, to achieve near-zero emissions, when our new energy capacity to amount to half of our total energy production capacity.

Our headquarters are located at 9 Dongzhimen North Street, Dongcheng District, Beijing, China, 100007, and our telephone number at this address is (8610) 5998-2622. Our website address is www.petrochina.com.cn. The information on our website is not part of this annual report. We file our annual reports on Form 20-F, interim reports on Form 6-K and other documents required to be filed with the SEC on the SEC’s website www.sec.gov.

Our Corporate Organization Structure

The following chart illustrates our corporate organization structure as of March 31, 2023.

(1)	Indicates approximate shareholding.
(2)	Indicates approximate shareholding, including 291,518,000 H Shares indirectly held by CNPC as of March 31, 2023 through Fairy King Investments Limited, a wholly owned overseas subsidiary of CNPC.
(3)	Includes PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, PetroChina Petrochemical Research Institute and several other companies.

*

Our major subsidiaries, all included in the chart above, are classified into different business segments based on the nature of their principal business activities. See Note 19 to our financial statements for a detailed discussion. Other than the major subsidiaries, companies in which we hold equity interest mainly include China Oil & Gas Pipeline Network Corporation (“PipeChina”), CNPC Finance Co., Ltd., CNPC Captive Insurance Company Limited and other associate companies and joint ventures as well as other equity investments measured at fair value through other comprehensive income. See Note 17 and Note 18 to our financial statements for a detailed discussion.

For information on capital expenditures, please see “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures and Investments.”

Oil, Gas and New Energy

We engage in crude oil and natural gas exploration, development and production and new energy business. Substantially all of our estimated proved crude oil and natural gas reserves are located in China, principally in Northeastern, Northern, Southwestern and Northwestern China. Meanwhile, we have enhanced our overseas cooperation and expanded our strategic presence in five major overseas oil and gas cooperation regions by conducting new project development.

In 2022, we strengthened our overall research and top-down design in the domestic oil and gas business, risk exploration in new areas and new fields and the concentrated exploration and fine exploration in key reserve-increasing areas and strategic replacement areas. We achieved multiple breakthroughs and important discoveries in Tarim, Junggar, Sichuan, Bohai Bay and other key basins, developing into various large-scale oil and gas reserve areas. We vigorously enhanced the stable output in the existing oil and gas fields and optimized the layout of production capacity in new fields, and the output of oil and gas continued to increase. In 2022, our domestic business achieved a crude oil output of 767.4 million barrels, representing an increase of 1.9% as compared with last year, a marketable natural gas output of 4,471.3 Bcf, representing an increase of 5.9% as compared with last year, and an oil and natural gas equivalent output of 1,512.6 million BOE, representing an increase of 3.8% as compared with last year.

In 2022, our overseas oil and gas business adhered to high quality development, and important discoveries have been made in various projects such as Niger and Chad; we enhanced full-cycle management of development plans, promoting various key capacity projects put into operation. In 2022, we enhanced the acquisition of new projects and cooperation in existing projects, completed the restructuring and closing of the Rumaila project, and extended the contract term of the Aktobe project. In 2022, the crude oil output from overseas operations amounted to 138.8 million barrels, representing an increase of 3.3% as compared with last year, the output of marketable natural gas from overseas operations was 203.7 Bcf, representing an increase of 3.0% as compared with last year; and the output of oil and gas equivalent from overseas operations was 172.8 million BOE, representing an increase of 3.2% as compared with last year, accounting for 10.3% of our total oil and natural gas equivalent output.

In 2022, our crude oil output amounted to 906.2 million barrels, representing an increase of 2.1% as compared with last year. The marketable natural gas output reached 4,675.0 Bcf, representing an increase of 5.8% as compared with last year. The oil and natural gas equivalent output amounted to 1,685.4 million BOE, representing an increase of 3.7% as compared with last year.

As of December 31, 2022, our exploration and exploitation licenses for oil and gas (including coalbed methane) covered a total area of approximately 240.7 million acres, including the exploration licenses covering a total area of approximately 203.0 million acres and the production licenses covering a total area of approximately 37.7 million acres.

The following table sets forth the financial and operating data of our oil, gas and new energy segment for each of the years ended December 31, 2020, 2021 and 2022:

	Year Ended December 31,
	2020	2021	2022
Revenue (RMB in millions)	530,807	688,334	929,279
Profit from operations (RMB in millions)	23,092	68,452	165,748
Proved developed and undeveloped reserves
Crude oil (million barrels)	5,206.1	6,063.8	6,418.4
Natural gas (Bcf)	76,437.1	74,915.9	73,452.7
Production
Crude oil (million barrels)	921.8	887.9	906.2
Natural gas for sale (Bcf)	4,221.0	4,420.0	4,675.0

Reserves

As of December 31, 2022, our total estimated proved reserves of crude oil was approximately 6,418.4 million barrels and our total estimated proved reserves of natural gas was approximately 73,452.7 Bcf. As of December 31, 2022, our proved developed reserves of crude oil accounted for 86.8% of our total proved reserves of crude oil, and our proved developed reserves of nature gas accounted for 56.5% of our total proved reserves of natural gas. Total proved hydrocarbon reserves, including our overseas crude oil reserves of 722.5 million barrels and overseas natural gas reserves of 1,288.1 Bcf, increased by 0.6% from approximately 18,549.8 million BOE as of December 31, 2021 to approximately 18,660.6 million BOE as of December 31, 2022. Natural gas reserves accounted for 65.6% of our total proved hydrocarbon reserves as of December 31, 2022.

Approximately 54%, 57% and 58% of our estimated proved reserves as of December 31, 2020, 2021 and 2022, respectively, were assessed by our internal assessment team and audited by our independent engineering consultants. Other portions were based on the estimates performed by our independent engineering consultants, DeGolyer and MacNaughton, McDaniel & Associates, Ryder Scott and GLJ. The reserves assessments and reports of our company were performed and prepared in compliance with SEC’s oil and gas reserves reporting rules. Our reserves estimates include only crude oil and natural gas which we believe can be reasonably produced within the current terms of our production licenses or within the terms of the licenses which we are reasonably certain to be renewed. See “Regulatory Matters — Exploration Licenses and Production Licenses” for a discussion of our production licenses. Also see “Item 3 — Key Information — Risk Factors — Risks Related to Oil and Gas Reserves” for a discussion of the uncertainty inherent in the estimation of proved reserves.

We have adopted methods generally accepted in the industry to assess our proved reserves, including production decline curve analysis methods, volumetric methods, material balance methods, and reservoir simulation methods, or a combination of these methods, and took into account economic conditions in performing the assessments. Basic data used by us to assess our proved reserves estimates include geological, geophysical, engineering and financial data as well as other relevant data. In order to satisfy the requirements for establishing a reasonable certainty for proved reserves, including material increase in proved reserves estimates, we adopted field-tested repeatable and consistent reliable technologies, including, among others, logging, 3D seismic data, rock core analyses, static or dynamic pressure tests and production well testing. To the extent that appropriate analogous reservoirs are available, we use analogous reservoir parameters to enhance the quality of our reserves assessment results so as to be consistent with the reliable results required for proved reserves assessment as specified in applicable SEC rules.

Internal Controls Over Reserves Estimates

We have an oil and gas reserves management committee, which is chaired by the president of our company.

We require our employees engaged in oil and gas reserves evaluation and audit must hold a competent professional qualification. Both our headquarters and regional companies are staffed with reserves personnels. We have a reserves management department in our oil, gas and new energy branch company. The main staff of the department have over 20 years of experience in the oil industry and many years of experience in reserves evaluation pursuant to SEC rules. All of the staff of the department hold national certificates for reserves assessment. Each regional company has a reserves management committee and a multi-disciplinary reserves research office. Mr. Duan Xiaowen from the reserves administration division of our oil, gas and new energy branch company, is the person in charge of our reserves estimation. Mr. Duan holds a bachelor’s degree in geology and a master’s degree in business administration. He has many years of work experience in oil and gas exploration and development industry and has been engaged in reserves estimate and management for a long time. Since 2008, Mr. Duan has been participating in the supervision of reserves estimation and management in our company. In 2016, Mr. Duan became the division head primarily responsible for overseeing the preparation of the reserves estimates, estimation technology and management. The reserves research offices of the regional companies are responsible for estimating newly discovered reserves and updating the estimates of existing reserves. The results of our oil and gas reserves assessment are subject to a two-level review by both the regional companies and our oil, gas and new energy branch company, with final examination and approval of the reserves management committee.

In addition, we retain independent assessment firms to perform reserves evaluation and/or audit our estimates of proved reserves each year in accordance with relevant SEC rules. We disclose the reserves in accordance with the SEC’s oil and gas reporting rules. The independent engineering consultants providing us with reserves audit and/or assessment services for 2022 were DeGolyer and MacNaughton, Ryder Scott Company L.P., GLJ Petroleum Consultants and McDaniel & Associates Consultants Ltd. None of them or their partners, senior officers or employees has any direct or indirect financial interest in our company and the remunerations to the firms are not in any way contingent upon reported reserves estimates. The summaries of the reserves assessment reports and audit reports issued to us by the foregoing independent engineering consultants have been included as exhibits 15.1 through 15.5 to this annual report on Form 20-F.

The following table sets forth our estimated reserves and the changes in the years ended December 31, 2020, 2021 and 2022.

	Crude Oil and Condensate(1)	Natural Gas (2)	Combined
	(Million barrels)	(Bcf)	(BOE, in millions)
Proved developed and undeveloped reserves
On a consolidated basis:
Reserves as of December 31, 2020	5,206.1	76,437.1	17,945.6
Revisions of previous estimates	1,159.1	(2,011.6)	824.1
Extensions and discoveries	472.3	4,885.3	1,286.5
Improved recovery	116.7	27.0	121.2
Purchased	—	—	—
Sold	(2.5)	(1.9)	(2.8)
Production for the year	(887.9)	(4,420.0)	(1,624.8)
Reserves as of December 31, 2021	6,063.8	74,915.9	18,549.8
Revisions of previous estimates	511.4	(3,155.9)	(14.4)
Extensions and discoveries	622.9	6,236.8	1,662.3
Improved recovery	124.9	130.9	146.7
Purchased	1.6	—	1.6
Sold	—	—	—
Production for the year	(906.2)	(4,675.0)	(1,685.4)
Reserves as of December 31, 2022	6,418.4	73,452.7	18,660.6
Proved developed reserves
As of December 31, 2020	4,653.6	42,076.7	11,666.4
Of which: domestic	3,987.0	40,732.3	10,775.8
Overseas	666.6	1,344.4	890.6
As of December 31, 2021	5,374.8	42,575.6	12,470.7
Of which: domestic	4,799.6	41,343.5	11,690.2
Overseas	575.2	1,232.1	780.5
As of December 31, 2022	5,574.2	41,508.4	12,492.3
Of which: domestic	5,024.3	40,449.3	11,765.9
Overseas	549.9	1,059.1	726.4
Proved undeveloped reserves
As of December 31, 2020	552.5	34,360.4	6,279.2
Of which: domestic	387.9	34,062.0	6,064.9
Overseas	164.6	298.4	214.3
As of December 31, 2021	689.0	32,340.3	6,079.1
Of which: domestic	486.0	32,116.5	5,838.8
Overseas	203.0	223.8	240.3
As of December 31, 2022	844.2	31,944.3	6,168.3
Of which: domestic	671.6	31,715.3	5,957.5
Overseas	172.6	229.0	210.8
Share of proved developed and undeveloped reserves in associates and joint ventures calculated by the equity method
As of December 31, 2020	195.5	362.7	256.0
As of December 31, 2021	208.5	511.4	293.7
As of December 31, 2022	175.6	537.1	265.1

(1)	As of December 31, 2022, the crude oil and condensate reserves included 318.3 million barrels of natural gas liquid.
(2)	Represents the remaining natural gas after on-site condensate separation treatment and minus the vented combustion gas.

As of December 31, 2020, 2021 and 2022, our total proved developed and undeveloped reserves on consolidated basis and on equity method, were 18,202 million BOE, 18,844 million BOE and 18,926 million BOE, including 5,402 million, 6,272 million and 6,594 million barrels of crude oil and condense, and 76,799.8 Bcf, 75,427.3 Bcf and 73,989.8 Bcf of natural gas.

Our proved undeveloped reserves were 6,168.3 million BOE as of December 31, 2022, representing an increase of 1.5% as compared to 6,079.1 million BOE for 2021. The main changes in our proved undeveloped reserves in 2022 included (i) an increase of 1,662.3 million BOE through extensions and discoveries; (ii) an increase of 146.7 million BOE through improved recovery; (iii) a reduction of 459.2 million BOE due to certain downward adjustments primarily for purposes of optimizing investment in proved undeveloped reserves; (iv) the conversion of 1,260.7 million BOE of proved undeveloped reserves into proved developed reserves; and (v) an increase of 0.2 million BOE through purchase. In 2022, we spent RMB161,933 million on developing proved undeveloped reserves.

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

Most of our proved reserves are located in China, and no individual country, region or continent outside of China contains 15% or more of our total proved reserves. In the years ended December 31, 2020, 2021 and 2022, our overseas proved reserves, taken together, accounted for 6.2%,5.5% and 5.0% of our total proved reserves, respectively.

The following tables set forth our crude oil and natural gas proved reserves and proved developed reserves by region as of December 31, 2020, 2021 and 2022.

	As of December 31,
	2020		2021		2022
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
Crude oil reserves (Million barrels)
Daqing	928.6	881.5	960.1	936.6	929.3	922.5
Changqing	1,262.5	1,185.8	1,516.1	1,380.4	1,607.1	1,342.9
Xinjiang	717.2	677.8	825.9	774.1	961.8	864.0
Other regions in China	1,479.6	1,254.9	1,983.5	1,708.5	2,197.7	1,894.9

Overseas	818.2	653.6	778.2	575.2	722.5	549.9

Total	5,206.1	4,653.6	6,063.8	5,374.8	6,418.4	5,574.2

Natural gas Reserves(1) (Bcf)
Changqing	25,969.8	10,700.7	25,467.6	10,910.4	23,806.1	10,610.0
Tarim	22,680.6	15,091.9	21,128.9	14,711.3	19,633.1	13,118.3
Chuanyu	14,933.6	8,316.5	15,580.2	9,074.3	16,663.8	10,030.0
Other regions in China	11,212.0	6,624.9	11,283.3	6,647.5	12,061.6	6,691.0

Overseas	1,641.1	1,342.7	1,455.9	1,232.1	1,288.1	1,059.1

Total	76,437.1	42,076.7	74,915.9	42,575.6	73,452.7	41,508.4

(1)	Represents the remaining natural gas after on-site condensate separation treatment and minus the vented combustion gas.

Exploration and Development

We currently conduct exploration and development in 12 provinces, two municipalities under the direct administration of the central government and three autonomous regions in China as well as in certain regions in other countries.

The following table sets forth the number of wells we drilled, or in which we owned an interest, and the results thereof, in 2020, 2021 and 2022.

Year		Daqing	Xinjiang	Changqing	Tarim	Other regions in China (1)	Overseas	Total
2020
	Net exploratory wells drilled(2)	166	151	661	35	526	24.0	1,563.0
	Crude oil	142	120	380	11	345	17.9	1,015.9
	Natural gas	9	9	53	8	65	1.8	145.8
	Dry(3)	15	22	228	16	116	4.3	401.3
	Net development wells drilled(2)	3,264	1,048	4,630	123	2,998	210.5	12,273.5
	Crude oil	3,240	1,040	3,082	57	2,349	209.5	9,977.5
	Natural gas	11	8	1,512	59	642	1.0	2,233.0
	Dry(3)	13	—	36	7	7	—	63.0
2021
	Net exploratory wells drilled(2)	207	149	604	39	457	23.3	1,479.3
	Crude oil	160	86	371	15	265	15.6	912.6
	Natural gas	17	17	43	8	90	1.1	176.1
	Dry(3)	30	46	190	16	102	6.6	390.6
	Net development wells drilled(2)	3,387	736	4,034	75	3,124	266.4	11,622.4
	Crude oil	3,370	732	2,483	42	2,497	262.2	9,386.2
	Natural gas	6	4	1,518	30	620	4.2	2,182.2
	Dry(3)	11	—	33	3	7	—	54.0
2022
	Net exploratory wells drilled(2)	167	136	557	31	460	24.2	1,375.2
	Crude oil	112	116	318	9	232	18.2	805.2
	Natural gas	16	20	43	8	116	2	205.0
	Dry(3)	39	—	196	14	112	4	365.0
	Net development wells drilled(2)	3,449	485	4,367	102	3,250	286.7	11,939.7
	Crude oil	3,429	465	2,641	75	2,720	276.8	9,606.8
	Natural gas	9	20	1,702	25	529	9	2,294.0
	Dry(3)	11	—	24	2	1	0.9	38.9

(1)	Represents the Liaohe, Jilin, Huabei, Dagang, Southwest, Tuha, Qinghai, Jidong, Yumen, Zhejiang, Southern and other oil regions.
(2)	“Net” wells refer to the wells after deducting interests of others.
(3)	“Dry” wells are wells with insufficient reserves to sustain commercial production.

As of December 31, 2022, we had 441 net wells in the process of being drilled, including 6.7 net wells located outside of China. For the year ended December 31, 2022, we completed 7,282 net wells with multiple completions, including 34.6 net wells located outside of China.

Oil-and-Gas Properties

The following table sets forth the gross and net productive crude oil and natural gas wells and acreage we owned an interest as of December 31, 2022.

					Acreage (1) (Thousand acres)
Oil and Gas Region (3)	Productive Wells (1)				Developed				Undeveloped
	Crude Oil		Natural Gas		Crude Oil		Natural Gas		Crude Oil		Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Daqing	78,477	69,323	755	755	1,404.89	1,395.54	196.19	196.19	438.98	438.98	352.81	352.81
Changqing	69,200	63,922	24,863	23,701	2,049.27	2,049.27	9,051.79	8,871.12	1,017.47	1,017.47	3,240.56	3,012.64
Xinjiang	33,921	27,690	286	286	502.88	486	74.37	74.37	210.08	210.08	18.24	18.24
Tarim	1,707	1,707	825	787	436.94	436.94	379.32	371.13	419.12	419.12	241.75	241.75
Other Regions in China (2)	76,709	69,102	15,673	14,529	1,625.91	1,564.11	2,032.92	1,951.09	686.66	686.66	2,405.67	2,361.84
Overseas Total	11,050	8,783.7	610	239.3	511.84	336.33	90.75	39.70	90.64	69.85	20.06	11.02
Total	271,064	240,527.7	43,012	40,297.3	6,531.73	6,268.19	11,825.34	11,503.60	2,862.95	2,842.16	6,279.09	5,998.30

(1)	Includes all wells and acreage in which we have an interest.
(2)	Represents the Liaohe, Jilin, Huabei, Dagang, Southwestern, Tuha, Qinghai, Jidong, Yumen, Zhejiang, Southern and other oil regions.
(3)	The gross and the net number of wells and amounts of acreage in the oil regions in which we operate solely and not in partnership with any other party are the same.

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

Production

The following table sets forth our historical average net daily crude oil and natural gas production by region and our average sales price for the years ended December 31, 2020, 2021 and 2022.

	Year Ended December 31,			% of 2022

	2020	2021	2022
Crude oil production(1)
(thousand barrels per day, except percentages or otherwise indicated)
Daqing	595.7	596.3	601.5	24.2
Changqing	497.7	513.0	519.8	20.9
Xinjiang	262.2	273.6	288.6	11.6
Other(2)	1,162.9	1,049.7	1,072.9	43.3

Total	2,518.5	2,432.6	2,482.8	100.0

Annual production (million barrels)	921.8	887.9	906.2	100.0
Domestic	743.8	753.4	767.4	84.7
Overseas	178.0	134.5	138.8	15.3
Average sales price (US$ per barrel)	40.33	65.58	92.12
Natural gas production(1)(3)
(million cubic feet per day, except percentages or otherwise indicated)
Changqing	3,757.6	3,916.9	4,160.5	32.5
Tarim	2,748.0	2,820.6	2,860.1	22.3
Chuanyu	2,793.7	3,140.3	3,407.9	26.6
Other(4)	2,233.5	2,231.8	2,379.8	18.6

Total	11,532.8	12,109.6	12,808.3	100.0

Annual production (Bcf)	4,221.0	4,420.0	4,675.0	100.0
Domestic	3,993.8	4,222.2	4,471.3	95.6
Overseas	227.2	197.8	203.7	4.4
Average realized price (US$ per Mcf)	4.80	7.59	11.30

(1)	Production volumes for each region include our share of the production from all of our cooperative projects with foreign companies in that region.
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

In 2022, we supplied a substantial majority of our total crude oil sales to our own refineries. In addition, we and China Petroleum & Chemical Corporation, or Sinopec, supply crude oil to each other’s refineries to allow supplies to be easily obtained from nearby resources.

The following table sets forth our average sales prices and average lifting costs of crude oil and natural gas of our company on an overall basis and those in China in 2020, 2021 and 2022.

	Crude Oil Average Realized Prices (RMB/ton)	Natural Gas Average Realized Prices (RMB/Kilostere)	Average Lifting Cost (US$/BOE)
2020
Overall	2,056	1,170	11.10
- China	2,111	1,314	12.19
2021
Overall	3,126	1,729	12.30
- China	3,140	1,426	13.06
2022
Overall	4,578	2,684	12.42
- China	4,602	1,820	13.17

Principal Oil and Gas Regions

Daqing Oil Region

In 1950s, we discovered the Daqing oil region. The Daqing oil region is our largest oil and gas producing property, located in the Songliao basin and consisting of 40 oilfields. In 2022, the Daqing oil region produced an average of 601.5 thousand barrels of crude oil per day, representing approximately 24.2% of our total daily crude oil production.

As of December 31, 2022, our proved crude oil reserves in the Daqing oil region were 929.3 million barrels, representing 14.5% of our total proved crude oil reserves. As of December 31, 2022, the crude oil reserves-to-production ratio of the Daqing oil region was approximately 4.2 years.

Daqing’s crude oil has low sulfur and high paraffin content. As many refineries in China, particularly those in Northeastern China, primarily refine Daqing crude oil, we have a stable market for the crude oil we produce in the Daqing oil region.

Changqing Oil and Gas Region

In the early 1990s, we discovered the Changqing oil and gas region, which covers parts of Shaanxi Province, Gansu Province, Ningxia, Inner Mongolia and Shanxi Province and consists of 48 oil and gas producing blocks. In 2022, the Changqing oil region produced an average of 519.8 thousand barrels of crude oil per day and an average of 4.2 Bcf of natural gas for sale per day, respectively, representing approximately 20.9% of our total daily crude oil production, and approximately 32.5% of our total daily production of natural gas for sale, respectively.

As of December 31, 2022, the Changqing oil and gas region had total proved crude oil reserves of 1,607.1 million barrels and total proved natural gas reserves of 23,806.1 Bcf, respectively, representing 25.0% of our total proved crude oil reserves and 32.4% of our total proved natural gas reserves, respectively. As of December 31, 2022, the crude oil and gas reserves-to-production ratio at the Changqing oil region was approximately 12.6 years.

In January 2001, we discovered the Sulige gas field in the Changqing oil and gas region, which had total proved natural gas reserves of 12,972.8 Bcf as of December 31, 2022. Sulige gas field is currently the largest gas field in China.

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

Xinjiang Oil Region

We commenced operations in the Xinjiang oil region in 1950s. The Xinjiang oil region is located in the Junggar basin in Northwestern China, consisting of 29 oil producing blocks. In 2022, our crude oil production fields in the Xinjiang oil region produced an average of 288.6 thousand barrels per day, representing approximately 11.6% of our total daily crude oil production.

As of December 31, 2022, our proved crude oil reserves in the Xinjiang oil region were 961.8 million barrels, representing 15.0% of our total proved crude oil reserves. As of December 31, 2022, the crude oil reserves-to-production ratio at the Xinjiang oil region was approximately 9.1 years.

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

Tarim Oil and Gas Region

In 1980s, we discovered Tarim oil and gas region. The Tarim oil and gas region is located in the Tarim basin in Northwestern China, consisting of 33 oil producing blocks. In 2022, the Tarim oil and gas region produced an average of 148.7 thousand barrels of crude oil per day and an average of 2.9 Bcf of natural gas for sale per day, respectively, representing approximately 6.0% of our total daily crude oil production, and approximately 22.3% of our total daily natural gas for sale, respectively.

As of December 31, 2022, the Tarim oil and gas region had total proved crude oil reserves of 442.2 million barrels and total proved natural gas reserves of 19,633.1 Bcf, respectively, representing 6.9% of our total proved crude oil reserves and 26.7% of our total proved natural gas reserves, respectively. As of December 31, 2022, the oil and natural gas reserves-to-production ratio in the Tarim oil and gas region was approximately 16.3 years.

We deliver natural gas produced in the Tarim oil and gas region through gas pipelines to the central and eastern regions of China where there is strong demand for natural gas.

Chuanyu Gas Region

We commenced natural gas exploration and production in the Chuanyu gas region in the 1950s. The Chuanyu gas region is located in the Sichuan basin in Southwestern China, consisting of 119 gas producing blocks.

In 2022, the Chuanyu gas region produced an average of 3.4 Bcf of natural gas for sale per day, representing approximately 26.6% of our total daily production of natural gas for sale. As of December 31, 2022, our proved natural gas reserves in the Chuanyu gas region were 16,663.8 Bcf, representing 22.7% of our total proved natural gas reserves. As of December 31, 2022, the natural gas reserves-to-production ratio in the Chuanyu gas region was approximately 13.4 years.

In 2019, we discovered the Sichuan shale gas field in the Chuanyu gas region. As of December 31, 2022, the proved reserves in the Sichuan shale gas field were 1,970.6 Bcf.

The majority of the natural gas produced at the Chuanyu gas region is offered for sale in the Chuanyu region and only a small portion is transmitted to Central and South China.

New Energy Business

We have accelerated the development of new energy business and the construction of key projects, achieving remarkable results in the expansion in the markets of clean energy substitution for production and external clean energy supply. We have strived to obtain clean power grid connection, and vigorously promoted wind power generation, photovoltaic power generation, geothermal heating and CCUS businesses. Our first integrated wind and solar storage development project – the Daqing Oilfield Puerlian small-sized distributed generation cluster demonstration and application project (first phase) has been connected to the power grid for power generation. In 2022, we completed wind and photovoltaic power projects with an aggregate installed capacity of more than 1.4 million kilowatts and an aggregate geothermal heating area of 25 million square meters. In 2022, the total capacity of our new energy projects developed and utilized amounted to 8 million tons of standard coal per year.

Refining, Chemicals and New Materials

We now operate 33 enterprises located in nine provinces, four autonomous regions and three municipalities to engage in refining of crude oil and petroleum products, as well as the production and marketing of basic petrochemical products, derivative chemical products, new materials and other chemical products.

In 2022, we grasped opportunities arising from the industry and market demand changes in the refining, chemicals and new materials business, and continued to push forward the transformation and upgrades. We promptly optimized the workload of production equipment and products structure, adhered to the strategy to reduce the production of refined products and increase the production of chemical products, to reduce the production of traditional refining products and increase the production of special petroleum products, and vigorously developed new chemical products and materials. We also improved the integrated technical service system of production, marketing, research and application, leveraged the function of the “PetroChina e-Chemical” platform, and strengthened the marketing of chemical products. In 2022, we processed 1,212.7 million barrels of crude oil, representing a decrease of 1.0% as compared with last year, among which 688.7 million barrels of crude oil were from our oil and gas business, accounting for 56.8% of the total amount and showing good synergic effects; we produced 105.354 million tons of refined oil, representing a decrease of 3.1% as compared with last year; the volume of chemical products output was 31.568 million tons, representing an increase of 2.5% as compared with last year; the output of ethylene, synthetic resin and urea increased by 10.5%, 6.6% and 5.2%, respectively, as compared with last year; and the volume of new chemical materials output reached 0.855 million tons, representing an increase of 56.3% as compared with last year.

The following table sets forth the financial and operating data of our refining and chemicals segment for each of the years ended December 31, 2020, 2021 and 2022.

	Year Ended December 31,
	2020	2021	2022
Revenue (RMB in millions)	774,775	974,972	1,164,596
Profit from operations/(loss) (RMB in millions)	(1,834)	49,740	40,570
Crude oil processed (million barrels)	1,177.5	1,225.0	1,212.7
Crude oil primary distillation capacity (million barrels/year)	1,492.6	1,492.6	1,640.4
Production of refined oil products (thousand tons)	107,042	108,712	105,354

Refining

Refined Products

We produce a wide range of refined products at our refineries. Some of the refined products are for our internal consumption and used as raw materials in our petrochemical operation. The table below sets forth production volumes of our principal refined products in 2020, 2021 and 2022.

	Year Ended December 31,
Principal Products	2020	2021	2022
	(In thousand tons)
Diesel	50,719	48,245	53,648
Gasoline	46,280	49,388	43,514
Kerosene	10,043	11,079	8,192
Lubricants	1,575	1,964	1,679
Fuel oil	4,086	6,662	9,387
Naphtha	12,706	12,878	11,745

Our Refineries

Most of our refineries are strategically located close to our crude oil production and storage bases along the crude oil and refined product transmission pipelines and railways, which provide our refineries with secure supplies of crude oil and facilitate our distribution of refined products to the domestic markets.

In 2020, 2021 and 2022, our exploration and production operations supplied approximately 57.6%, 55.8% and 56.8%, respectively, of the crude oil processed in our refineries.

In 2022, Daqing Petrochemical, Jilin Petrochemical, Fushun Petrochemical, Lanzhou Petrochemical, Dushanzi Petrochemical, Dalian Petrochemical, Dalian West Pacific, Liaoyang Petrochemical, Huabei Petrochemical, Urumqi Petrochemical, Guangxi Petrochemical, Sichuan Petrochemical and Yunnan Petrochemical were our principal refineries in terms of both primary distillation capacity and refining throughput. Guangdong Petrochemical will also be a principal refinery once it is put into production. The table below sets forth the primary distillation capacity and refining throughput of our principal refineries in 2020, 2021 and 2022.

	As of December 31,
	2020	2021	2022
Primary distillation capacity (1) (thousand barrels per day)
Daqing Petrochemical	202.4	202.4	202.4
Jilin Petrochemical	198.4	198.4	198.4
Fushun Petrochemical	222.7	222.7	222.7
Lanzhou Petrochemical	212.6	212.6	212.6
Dushanzi Petrochemical	202.4	202.4	202.4
Dalian Petrochemical	415.0	415.0	415.0
Dalian West Pacific	202.4	202.4	202.4
Liaoyang Petrochemical	182.2	182.2	182.2
Huabei Petrochemical	202.4	202.4	202.4
Urumqi Petrochemical	172.1	172.1	172.1
Guangxi Petrochemical	202.4	202.4	202.4
Sichuan Petrochemical	202.4	202.4	202.4
Yunnan Petrochemical	263.2	263.2	263.2
Guangdong Petrochemical	—	—	404.8
Other refineries	1,208.7	1,208.7	1,208.7

Total	4,089.3	4,089.3	4,494.1

(1)	Represents the primary distillation capacity of crude oil and condensate.

	Year Ended December 31,
	2020	2021	2022
Refining throughput (thousand barrels per day)
Daqing Petrochemical	122.6	163.6	160.3
Jilin Petrochemical	178.8	158.7	182.3
Fushun Petrochemical	162.8	145.2	166.0
Lanzhou Petrochemical	183.7	182.4	189.7
Dushanzi Petrochemical	143.6	147.6	156.7
Dalian Petrochemical	269.0	317.8	310.0
Dalian West Pacific	166.0	166.9	117.8
Liaoyang Petrochemical	173.3	165.9	161.0
Huabei Petrochemical	110.4	123.5	116.2
Urumqi Petrochemical	123.2	125.4	135.6
Guangxi Petrochemical	157.5	197.2	187.7
Sichuan Petrochemical	207.3	166.9	165.1
Yunnan Petrochemical	154.8	197.0	202.2
Other refineries	1,072.9	1,098.0	1,071.8

Total	3,225.9	3,356.1	3,322.4

In 2022, Guangdong Petrochemical’s integrated refining and chemicals project, Jilin Petrochemical’s Jieyang ABS project and certain other projects have been fully completed. The construction of key projects such as Jilin Petrochemical’s refining and chemical transformation and upgrading project has commenced.

The table below sets forth the major indicators of the realized productivity of our refineries in each of 2020, 2021 and 2022.

	Year Ended December 31,
	2020	2021	2022
Average utilization rate of primary distillation capacity (%)	80.0	82.5	80.9
Average yield for principal refined products (%)(1) (2)	68.2	66.8	65.2
Overall refining yield (%)	93.5	93.9	93.9

(1)	Principal refined products include gasoline, kerosene, diesel and lubricant.
(2)	“Yield” represents the number of tons of a refined product expressed as a percentage of the number of tons of crude oil from which that product is processed.

Chemicals

Most of our chemical plants are close to our refineries and are connected to the refineries by pipelines, providing additional production flexibility and opportunities for cost competitiveness. The raw materials required by our chemicals operations are mainly supplied by our own refineries.

Our Chemical Products

The table below sets forth the production volumes of our principal chemical products for each of the years ended December 31, 2020, 2021 and 2022.

	Year Ended December 31,
	2020	2021	2022
	(In thousand tons)
Basic petrochemicals
Ethylene	6,345	6,713	7,419
Derivative petrochemicals
Synthetic resin	10,287	10,903	11,620
Synthetic fiber raw materials and polymers	1,278	1,146	1,099
Synthetic rubber	1,001	1,044	1,044
Other chemicals
Urea	2,163	2,422	2,549

We are one of the major producers of ethylene in China. We use the bulk of the ethylene we produce as a principal feedstock for the production of many chemical products, such as polyethylene. As of December 31, 2022, our annual ethylene production capacity was 8,610 thousand tons. We produce a number of synthetic resin products, including polyethylene, polypropylene and ABS. As of December 31, 2022, our annual production capacities for polyethylene, polypropylene and ABS were 7,662 thousand tons, 5,020 thousand tons and 1,303 thousand tons, respectively.

Marketing of Chemicals

Our chemical products are distributed to a number of industries including the automotive, construction, electronics, pharmaceutical, printing, electrical appliances, household products, insulation, packaging, paper, textile, paint, footwear, agriculture and furniture industries.

The following table sets forth the sales volumes of our chemical products by principal product category for each of the years ended December 31, 2020, 2021 and 2022.

	Year Ended December 31,
Products	2020	2021	2022
	(In thousand tons)
Derivative petrochemicals
Synthetic resin	10,912.8	11,302.1	11,733.2
Synthetic fiber	25.2	22.7	33.6
Synthetic rubber	1,098.4	1,066.4	1,052.5
Intermediates	12,929.0	13,525.6	13,074.7
Other chemicals
Urea	2,596.9	2,399.1	2,562.2

Marketing

We engage in domestic marketing of refined products through 34 regional sales companies including two distribution branch companies and one convenience store chain company, PetroChina uSmile Company Limited, operated under the trade name “uSmile”. These operations include transportation and storage of the refined products, wholesale, retail and export of gasoline, diesel, kerosene and other refined products, and non-oil business. We engage in international trade business through PetroChina International Company Limited. Its major businesses include international trade in crude oil, refined oil, natural gas, petrochemical products, oil and gas entrepot trade, investment, construction and operation of overseas trade operation platforms, and futures business.

The following table sets forth the financial and operating data of our marketing segment for each of the years ended December 31, 2020, 2021 and 2022:

	Year Ended December 31,
	2020	2021	2022
Revenue (RMB in millions)	1,497,533	2,170,062	2,771,894
(Loss)/profits from operations (RMB in millions)	(2,906)	13,277	14,374
External sales volume of gasoline, kerosene and diesel (thousand tons)	161,230	163,307	150,649

With respect to our domestic sales business, our marketing network consists of:

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

•	Service stations owned and operated by us and franchised service stations owned and operated by third parties across China.

In relation to domestic marketing, in 2022 we actively responded to unfavourable environment such as the decline in market demand, by optimizing resource allocation and inventory management for marketing business, ensuring the smooth operation of our refining business, and maintaining the overall stability of the industry chain. By leveraging the advantages arising from the domestic refined oil market’s continuous standardization, we adhered to strategies such as the integration of wholesale and retail, mutual promotion of refined oil and non-oil products, and integration of online and offline marketing to increase our market share. We adapted to the new trends in energy consumption and actively promoted the building of sales networks such as oil and gas stations, charging and swapping stations, photovoltaic stations and comprehensive energy service stations. We explored the “oil + commodity + service” marketing model and strived to expand the sales of our non-oil business.

In relation to international trade, in 2022, we actively promoted the overseas oil sale channels, and coordinated the export of refined oil and chemical products. We took various actions to ensure the smooth operation of the industrial chain and to maximize our overall profitability.

The PRC government and other institutional customers, including railway, transportation and fishery operators, are long-term purchasers of the gasoline and diesel that we produce. We sell gasoline and diesel to these customers based on the supply prices for special customers prescribed by the PRC government. See “Item 4 — Regulatory Matters — Pricing — Refined Products” for a discussion of refined product pricing.

The following table sets forth the major operation data relating to our marketing segment for the years ended December 31, 2020, 2021 and 2022:

	Year Ended / As of December 31,
	2020	2021	2022
Sales volume of gasoline, kerosene and diesel (thousand tons)	161,230	163,307	150,649
Of which: Gasoline	66,084	65,981	58,209
Kerosene	14,350	15,598	13,678
Diesel	80,796	81,728	78,762
Domestic sales volume of gasoline, kerosene and diesel (thousand tons)	105,896	112,493	105,164
Of which: gasoline	49,188	52,626	44,284
Kerosene	8,331	9,005	5,467
Diesel	48,377	50,862	55,413
Lubricants sales volume (thousand tons)	1,404	1,565	1,132
Market share in domestic refined oil market (%）	35.9	35.3	34.4
Number of service stations	22,619	22,800	22,586
Of which: owned service stations	21,042	20,734	20,564
Sales volume per service station (tons/day)	8.48	8.05	7.79
Number of convenience stores	20,212	20,178	20,600

Natural Gas Sales

We are China’s largest natural gas seller. We sell natural gas primarily to industrial companies, power plants, fertilizer and chemical companies, commercial users and municipal utilities owned by local governments.

In 2022, for the natural gas sales business, we overcame the unfavourable situation of cost increase for imported natural gas and decline in consumption in the domestic market, continuously optimized the scale and structure of imported gas, and the market structure and sales flow according to the profitability principle, and enhanced the promotion of end customer market; we optimized marketing strategies, enhanced professional marketing and sales ability and actively developed online transactions to improve sales profitability.

The following table sets forth the financial and operating data of our natural gas sales segment for each of the years ended December 31, 2020, 2021 and 2022:

	As of December 31,
	2020	2021	2022
Revenue (RMB in millions)	370,771	417,022	519,211
Profit from operations (RMB in millions)	72,410	43,965	12,957
Total volume of natural gas sold (Bcf)	8,784.4	9,675.4	9,191.9

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

Driven by environmental and efficiency concerns, the PRC government encourages industrial and residential use of natural gas. The current value-added tax rate for natural gas is 9%, while the value-added tax rate for crude oil and refined oil products is 13%.

Competition

As an oil and gas company operating in a competitive industry, we compete in each of our business segments in both China and international markets for desirable business prospects and for customers. At present, our principal competitors in China are China Petrochemical Corporation, or Sinopec Group, and China National Offshore Oil Corporation, or CNOOC.

Oil, Gas and New Energy

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

We have a competitive advantage in the development of new energy. We have abundant wind, solar and geothermal resources within our oil and gas fields. We will vigorously promote the integration of wind, solar, gas and electricity and the scale application of geothermal energy, promote the development of the use of hydrogen energy within our whole industry chain, and promote our transformation into a comprehensive energy company of oil, gas, thermoelectric and hydrogen.

Refining, Chemicals and New Materials and Marketing

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

Natural Gas Sales

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

Environmental Matters

We are subject to numerous national, regional and local environmental and ecological protection laws and regulations promulgated by the governments in those jurisdictions where we have business operations. These laws and regulations concern our oil and gas exploration and production operations, petroleum and petrochemical products and other activities. In particular, some of these laws and regulations:

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

These laws and regulations may also restrict the emissions into the air and discharges into water from our gas processing plants, chemical plants, refineries, pipeline systems and other facilities that we own or operate. In addition, our operations are subject to laws and regulations relating to the generation, handling, storage, transportation, disposal and treatment of solid waste materials. In 2020, 2021 and 2022, we paid a total environmental protection tax of approximately RMB143 million, RMB155 million and RMB127 million, respectively.

To meet future environmental obligations, we have been committed to developing effective environmental protection measures. These measures include:

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

•

continuously improving our system of biodiversity conservation, incorporating biodiversity risk assessment into the whole life cycle management of projects, and carrying out a variety of biodiversity conservation practices;

•

deploying across our company on a world-wide basis a centralized HSE management system and risk management platform to identify environmental risks, and implementing strict hierarchical management and level by level prevention of environmental risks; and

•

incorporating ecological and environmental protection factor into the performance appraisal of the management of our company, subsidiaries and branch companies, and implementing a life-long accountability system for ecological and environmental responsibility.

Our capital expenditures on environmental programs in 2020, 2021 and 2022 were approximately RMB2.94 billion, RMB3.92 billion and RMB3.91 billion, respectively.

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

As of December 31, 2022, we owned approximately 19,869 patents in China and other jurisdictions. We were granted 1,598 patents in 2022.

Regulatory Matters

Overview

China’s oil and gas industry is subject to regulation by the PRC government with respect to exploration, production, transmission and marketing of crude oil and natural gas as well as production, transportation and marketing of refined products and chemical products. The central government authorities which exercise control over China’s oil and gas industry include, but not be limited to:

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

•	The Ministry of Commerce, or the MOFCOM, which

•	determines and grants import and export volume quotas for crude oil and refined oil products;

•	issues import and export licenses for crude oil and refined products to oil and gas companies that have obtained import and export quotas;

•	is responsible for the record-filing of Sino-foreign joint venture contracts, and monitoring the foreign investors’ oil and gas exploration projects in the PRC; and

•	is responsible for approving and filing of overseas investment projects by PRC enterprises.

•	The National Development and Reform Commission, or the NDRC, which

•	is responsible for industry administration, industry policy and policy coordination over China’s oil and gas industry;

•	publishes guidance prices for natural gas and maximum retail prices for gasoline and diesel;

•	formulates the plan for aggregate import and export volume of crude oil and refined products in accordance with the market supply and demand in China;

•	approves significant petroleum, natural gas, oil refinery and chemical projects set forth under the Catalogs of Investment Projects Subject to Approval of the Central Government; and

•	approves Sino-foreign equity and cooperative projects of certain types.

•	The Ministry of Ecology and Environment, which

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

On March 13, 2020, the NDRC issued the updated version of the Central Pricing Catalogue. According to the updated Catalogue, in the interim, prices of refined oil products will continue to be determined by the existing pricing mechanism, as adjusted in line with the fluctuations in international oil prices. The updated Catalogue indicates that based on the progress of the oil and gas reform, China will fully liberalize the pricing of refined oil products and allow it to be entirely market-based in due course.

On May 18, 2021, the NDRC issued the Notice on the Action Plan for Deepening the Pricing Reform During the 14th Five-Year Plan Period. In the Notice, the NDRC stated that during the 14th Five-Year Plan period, the Chinese government will conduct research to enhance the pricing mechanism for refined oil products in line with the changes in the domestic and international energy market conditions and the progress in the domestic energy pricing system.

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

On May 18, 2021, the NDRC issued the Notice on the Action Plan for Deepening the Pricing Reform During the 14th Five-Year Plan Period. In the Notice, the NDRC stated that during the 14th Five-Year Plan period, China would steadily advance the oil and natural gas pricing reform. By following the guidelines “to control the middle and liberalize the two ends” and in line with the progress in the independent operation of natural gas pipeline network and diversification of the entities operating in oil and gas exploration and development, gas supply and gas sales sectors, the market-oriented citygate gas pricing reform will be steadily pushed forward, enhancing the mechanism to synchronize the terminal selling prices with the purchasing costs. Meanwhile, great effort will be made to coordinate the boosting of fair access to urban gas distribution networks, reduce the gas distribution levels, tighten the monitoring over the gas distribution pricing, and explore ways to advance the marketization of the pricing of the natural gas supplied to end users.

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

Production and Marketing

Crude Oil

Each year, the NDRC publishes the projected target for the production and processing of crude oil in China based on the domestic consumption estimates submitted by domestic producers, including but not limited to us, Sinopec and CNOOC, the production of these companies as well as the forecast of international crude oil prices. The actual production volumes are determined by the producers themselves and may vary from estimates. The MOFCOM and its local branches were previously responsible for supervising and managing the crude oil market. Enterprises that meet certain operating conditions may apply for the permit for crude oil sales and warehousing business. On December 3, 2019, the MOFCOM issued the Notice on Proper Implementation of the Reform to “Streamline Administration, Delegate Power, Strengthen Regulation and Improve Services” in the Administration of Circulation of Refined Petroleum Products. According to the Notice, MOFCOM offices will no longer accept applications for qualifications for crude oil marketing or warehousing business, or for amendment, renewal or cancellation of the certificates of such qualifications, and such certificates shall expire automatically upon expiration and will not be taken back. This means that the operation of crude oil marketing and warehousing business will no longer be subject to MOFCOM approval.

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

In 2019, the Chinese government lifted the restrictions on foreign investment in oil and gas exploration. As a result, foreign companies are allowed to enter the oil and gas exploration and production sector through wholly-owned enterprises.

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

Environmental Regulations

We are subject to various PRC national environmental laws and regulations and also environmental regulations promulgated by the local governments in whose jurisdictions we have operations. The PRC government has adopted environmental laws and regulations that affect the operation of the oil and gas industry. There are national and local standards applicable to emissions control, discharges to surface and subsurface water and disposal, generation, handling, storage, transportation, treatment and disposal of solid waste, reduction of carbon emission and upgrade of the standards for refined products.

The environmental regulations require a company, such as us, to register or file an environmental impact report with the relevant environmental authority for approval before it undertakes any construction of a new production facility or any major expansion or renovation of an existing production facility. The new facility or the expanded or renovated facility will not be permitted to operate unless the relevant environmental authority has inspected the environmental equipment installed at the facility and decides it satisfies the environmental protection requirements. Companies that need to discharge pollutants, whether in the form of gas, water or solid wastes, must submit application for pollutant discharge permits. The application must state in detail the types of discharge, discharge outlet, types of pollutants, concentration and amount of discharge. After reviewing the application materials, the relevant environmental administrative department will determine to issue a discharge permit to the company. The permit will specify the types of permitted pollutants, the permitted concentration and amount. If a company’s discharges deviated from what were permitted, the relevant administrative department may impose fines on the company or order the company to suspend or close down its operation for resolving the issues. In addition, companies discharging taxable pollutants should declare and pay corresponding environmental protection taxes in accordance with the PRC Environmental Protection Tax Law and its implementing regulations.

In order to reduce environmental pollution, the Chinese government has also raised the standards of oil products several times in recent years. After several years of upgrading and renovating our oil refining facilities, we have satisfied the relevant standards on time. In addition, we are also required to comply with relevant laws and regulations regarding management of hazardous chemicals.

On November 21, 2022, the MOF and the Ministry of Emergency Management jointly issued the amended Administrative Measures for the Collection and Utilization of Enterprise Work Safety Funds (Cai Zi [2022] No.136), which provides, among others, that enterprises in various industries, including onshore and offshore oil and gas production, hazardous material operation and others, shall allocate safety production funds each month based on certain criteria, and the use of such funds by the enterprises are strictly limited to safety-related purposes. An oil and natural gas producer is required to allocate the fund at the rate of RMB20 per ton of crude oil and RMB7.5 per kilostere of gas it produced in that month. A hazardous material operator is required to allocate the funds by equal installments each month based on its revenue in the preceeding year at the regressive rates as follows: (i) 4.5% for the portion of revenue below RMB10 million; (ii) 2.25% for the portion above RMB10 million and below RMB100 million, (iii) 0.55% for the portion above RMB100 million and below RMB1 billion and (iv) 0.2% for the portion above RMB1 billion.

Policies, Regulations and Rules to Address Climate Change Concerns

On September 22, 2021, the Chinese government issued the Opinions on Fully, Accurately and Comprehensively Implementing the New Development Philosophy and Procuring Satisfactory Performance of the Work Aiming at Achievement of the Carbon Peak and Carbon Neutrality Goals (the “Opinions”), in which a series of milestones to be achieved and steps to be taken for finally achieving the carbon peak and carbon neutrality goals are set. The milestones for phased increase of the share of non-fossil fuels in primary energy consumption set in the Opinions are to increase the share to about 20% by 2025, about 25% by 2030, and more than 80% by 2060. According to the Opinions, China’s petroleum consumption will reach its peak plateau during the 15th Five-Year Plan period and the Chinese government will strictly control the investments in petrochemical and other high carbon projects by then.

On October 24, 2021, the State Council issued the Action Plan for Hitting Carbon Peak by 2030 (the “Action Plan”), which sets forth in great detail the initiatives proposed to be pursued for achieving the goal to hit carbon peak by 2030. The initiatives related to petroleum, natural gas, petrochemicals and new energy mainly include the following:

•

putting more effort into the development of wind energy, solar energy, and other non-fossil energy sources and increasing the total installed capacity of wind power and solar power facilities to more than 1,200,000 MW by 2030;

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

On December 28, 2021, the State Council issued the 14th Five-Year Plan for Energy Conservation and Emission Reduction (the “Work Plan”), which primarily provided the following goals: by 2025, as compared with 2020, China’s energy consumption per unit of GDP will be reduced by 13.5%, with the total energy consumption being reasonably controlled, and China’s total emissions of chemical oxygen demand, ammonia nitrogen, nitrogen oxides and volatile organic compounds to decrease by 8%, 8%, over 10%, and over 10%, respectively. The Work Plan proposes to implement key projects for energy conservation and emission reduction, including focusing on petrochemical and chemical industries, promoting energy-saving transformation and in-depth treatment of pollutants, deepening the control of volatile organic compound pollution in petrochemical and other industries, and comprehensively improving the waste gas collection, the synchronous operation of treatment facilities, etc.

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

Item 4A — UNRESOLVED STAFF COMMENTS

None.

Item 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

You should read the following discussion together with our consolidated financial statements and their notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS. This Item 5 does not include the comparison of 2021 to 2020, which can be found in our Form 20-F filed with the SEC on April 29, 2022.

Overview

Currently, we are engaged in a broad range of petroleum and natural gas related activities, including:

•	exploration, development, production and sale of crude oil and natural gas, and new energy business;

•	refining of crude oil and petroleum products, and production and marketing of primary petrochemical products, derivative chemical products, other chemical products and new materials;

•	marketing of refined oil products and non-oil products and trading business; and

•	sale of natural gas.

We are the largest producer of crude oil and natural gas in China. We are also one of the largest companies in China in terms of revenue. In 2022, we produced approximately 906.2 million barrels of crude oil and approximately 4,675.0 Bcf of natural gas for sale. Our refineries processed approximately 1,212.7 million barrels of crude oil in 2022. In 2022, our revenue was RMB3,239,167 million and net profit attributable to owners of the company was RMB149,380 million.

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

Production and Sales Volume for Principal Products

Our results of operations are also affected by production and sales volumes. Our crude oil and natural gas production volumes depend primarily on the level of the proved developed reserves in the fields in which we have an interest, as well as other factors such as the general macroeconomic environment and market supply and demand conditions, while the sales of crude oil, natural gas, refined oil and chemical products are subject to our marketing capabilities and the competitive environment.

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

Regulatory Environment

Our operating activities are subject to regulation by the PRC government, including but not limited to the issuance of exploration and production licenses, the imposition of industry-specific taxes or product-specific taxes and levies and the implementation of environmental policies and safety standards. Our results of operations will be affected by any future changes of such regulatory environment.

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

Accounting for Oil and Gas Exploration and Production Activities

We use the successful efforts method of accounting, with specialized accounting rules that are unique to the oil and gas industry, for oil and gas exploration and production activities. Under this method, geological and geophysical costs incurred are expensed when incurred. However, all costs for developmental wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalized. Costs of exploratory wells are capitalized as construction in progress pending determination of whether the wells find proved reserves. For exploratory wells located in regions that do not require substantial capital expenditures before the commencement of production, the evaluation of the economic benefits of the reserves in such wells will be completed within one year following the completion of the exploration drilling. Where such evaluation indicates that no economic benefits can be obtained, the relevant costs of exploratory wells will be converted to dry well exploration expenses. The relevant costs will be classified as oil and gas assets and go through impairment review if the evaluation indicates that economic benefits can be obtained. For wells with economically viable reserves in areas where a major capital expenditure would be required before production can begin, the related well costs remain capitalized only if additional drilling is under way or firmly planned. Otherwise, the well costs are expensed as dry wells. We have not capitalized any significant costs incurred when reserves are unknown in our oil and gas assets.

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

Despite the inherent imprecision in these engineering estimates, estimated proved oil and gas reserves quantity has a direct impact on certain amounts reported in the financial statements. In addition to the capitalization of costs related to oil and gas properties on the balance sheet discussed earlier, estimated proved reserves also impact the calculation of depreciation, depletion and amortization expenses of oil and gas properties. The cost of oil and gas properties is amortized at the field level on the unit of production method. Unit of production rates are based on the total oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of our production licenses. Our reserves estimates include only crude oil and natural gas which the management believes can be reasonably produced within the current terms of the production licenses that are granted by the MNR, ranging from 30 years to 55 years from the effective date of issuance in March 2000, renewable upon application 30 days prior to expiration. Consequently, the impact of changes in estimated proved reserves is reflected prospectively by amortizing the remaining book value of the oil and gas property assets over the expected future production. If proved reserves estimates are revised downward, earnings could be affected by higher depreciation expense or an immediate write-down of the property’s book value had the downward revisions been significant. Given our large number of producing properties in our portfolio, and the estimated proved reserves, it is unlikely that any changes in reserves estimates will have a significant effect on prospective charges for depreciation, depletion and amortization expenses.

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

The expected medium-to-long-term future international prices of crude oil utilized by us when estimating the expected future cash flows are determined mainly based upon the forecast of the international prices of crude oil made by principal international investment institutions combined with the judgment and analysis of the future trends of international prices of crude oil made by us. We calculated the expected future cash flows of each oil block according to the estimates of future production volume levels per year stated in the oil and gas reserves reports, the estimates of operation costs of oil and gas made by us, and taking into account our future capital expenditure plan. We refer to the weighted average cost of capital of the oil and gas industry when determining the discount rate and makes relevant adjustments according to specific risks in different countries or regions. In the years ended December 31, 2020, 2021 and 2022, the after-tax discount rates adopted by most of our oil and gas regions were in the range of 5.9%-12.0%, 7.6% -15.0% and 7.2%-16.0%, respectively.

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

For a detailed discussion of our critical accounting policies, please see Note 3 to our consolidated financial statements included elsewhere in this annual report.

Operating Results

The following discussion is based on our historical results of operations. As a result of the factors discussed above, such results of operations may not be indicative of our future operating performance.

The table below sets forth our statement of comprehensive income for the years ended December 31, 2020, 2021 and 2022.

	Year Ended December 31,
	2020	2021	2022
	(RMB in millions)
Revenue	1,933,836	2,614,349	3,239,167
Operating expenses	(1,857,899)	(2,453,196)	(3,022,507)
Profit from operations	75,937	161,153	216,660
Exchange gain /(loss), net	108	538	(1,818)
Interest expense, net	(23,505)	(16,755)	(16,816)
Share of profit of affiliates and joint ventures	3,533	13,267	15,251
Profit before income tax expense	56,073	158,203	213,277
Income tax expense	(22,588)	(43,507)	(49,295)
Profit for the year attributable to non-controlling interests	14,479	22,526	14,602
Profit for the year attributable to owners of the Company	19,006	92,170	149,380

The table below sets forth our revenue by business segment for the years ended December 31, 2020, 2021 and 2022 as well as the percentage changes for the periods shown.

	2020	2021	2021 vs. 2020	2022	2022 vs. 2021
	(RMB in millions, except percentages)
Revenue
Oil, gas and new energy	530,807	688,334	29.7%	929,279	35.0%
Refining, chemicals and new materials	774,775	974,972	25.8%	1,164,596	19.4%
Marketing	1,497,533	2,170,062	44.9%	2,771,894	27.7%
Natural gas sales	370,771	417,022	12.5%	519,211	24.5%
Headquarters and others	3,547	3,894	9.8%	5,473	40.5%

Total	3,177,433	4,254,284	33.9%	5,390,453	26.7%
Less: elimination	(1,243,597)	(1,639,935)	31.9%	(2,151,286)	31.2%

Consolidated net sales from operations	1,933,836	2,614,349	35.2%	3,239,167	23.9%

The table below sets forth our operating income by business segment for the years ended December 31, 2020, 2021 and 2022, as well as the percentage changes in operating income for the periods shown. Loss from operations for headquarters and others shown below consists of expenses for research and development, business services and infrastructure support to our operating business segments.

	2020	2021	2021 vs. 2020	2022	2022 vs. 2021
	(RMB in millions, except percentages)
Profit/(loss) from operations
Oil, gas and new energy	23,092	68,452	196.4%	165,748	142.1%
Refining, chemicals and new materials	(1,834)	49,740	—	40,570	(18.4)%
Marketing	(2,906)	13,277	—	14,374	8.3%
Natural gas sales	72,410	43,965	(39.3)%	12,957	(70.5)%
Headquarters and others	(14,825)	(14,281)	—	(16,989)	(19.0)%

Total	75,937	161,153	112.2%	216,660	34.4%

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Consolidated Results of Operations

Overview

In 2022, we achieved a revenue of RMB3,239,167 million, representing an increase of 23.9% as compared with RMB2,614,349 million for last year. Net profit attributable to owners of the company was RMB149,380 million, representing an increase of 62.1% as compared with RMB92,170 million for last year. Basic earnings per share were RMB0.82, representing an increase of 64.0% as compared with RMB0.50 for last year.

Revenue Our revenue was RMB3,239,167 million for 2022, representing an increase of 23.9% as compared with RMB2,614,349 million for last year. This was primarily due to the increase in the prices of most of our oil and gas products. The table below sets out our external sales volume and average realized prices for the major products sold by us in 2021 and 2022 and their respective percentage of change:

	Sales Volume (’000 ton)			Average Realized Price (RMB/ton)
	2022	2021	Percentage of Change (%)	2022	2021	Percentage of Change (%)
Crude oil (a)	125,625	158,342	(20.7)	4,645	3,198	45.2
Natural gas (hundred million cubic metres, RMB/’000 cubic metre)(b)	2,602.84	2,739.74	(5.0)	2,684	1,729	55.2
Gasoline	58,209	65,981	(11.8)	8,686	7,018	23.8
Diesel	78,762	81,728	(3.6)	7,861	5,395	45.7
Kerosene	13,678	15,598	(12.3)	6,771	3,661	84.9
Polyethylene	6,455	5,808	11.1	7,807	7,835	(0.4)
Polypropylene	4,007	4,272	(6.2)	7,488	7,830	(4.4)
Lubricant	1,132	1,565	(27.7)	9,149	6,858	33.4

(a)	The volume of crude oil listed above represents all our external sales volume.
(b)

The natural gas listed above represents all our external sales volume. The substantial increase in average realized prices was mainly due to a significant increase in overseas re-export trade prices. The average realized price of domestic natural gas increased by 27.6% as compared with last year.

Operating Expenses Operating expenses for 2022 were RMB3,022,507 million, representing an increase of 23.2% as compared with RMB2,453,196 million for last year, of which:

Purchases, Services and Other Expenses Purchases, services and other expenses for 2022 were RMB2,213,080 million, representing an increase of 25.0% as compared with RMB1,770,019 million for last year. This was primarily due to the increase in the expenses for purchasing oil and gas products and the increase in trading expenses.

Employee Compensation Costs Employee compensation costs (including salaries of employees and cost of market-oriented temporary and seasonal contractors, various types of insurance, housing provident funds, training fees and other additional costs) for 2022 were RMB163,073 million, representing an increase of 5.3% as compared with RMB154,835 million for last year. This was primarily due to an increase in employee compensation commensurate with improvements in our operating results.

Exploration Expenses Exploration expenses for 2022 were RMB27,074 million, representing an increase of 11.7% as compared with RMB24,248 million for last year. This was primarily due to that along with the increase in the prices of oil and gas, we strengthened our exploration and development efforts and vigorously promoted the increase in both our reserves and production of oil and gas.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation for 2022 was RMB238,036 million, representing an increase of 2.9% as compared with RMB231,269 million for last year. This was primarily due to an increase in long-term assets and the structural change in oil and gas resources, partially offset by the impairment in assets.

Selling, General and Administrative Expenses Selling, general and administrative expenses for 2022 were RMB59,529 million, representing an increase of 3.0% as compared with RMB57,802 million for last year. This was primarily due to the increase of expected credit loss, and the increase in the expenses of safe production due to the increase of revenue and the higher provision standard.

Taxes other than Income Taxes Taxes other than income taxes for 2022 were RMB278,055 million, representing an increase of 22.0% as compared with RMB228,003 million for last year, among which the consumption tax for 2022 was RMB159,132 million, representing a decrease of 1.5% as compared with RMB161,623 million for last year; the resource tax for 2022 was RMB32,991 million, representing an increase of 39.1% as compared with RMB23,723 million for last year; and crude oil special gain levy for 2022 was RMB43,768 million, representing an increase of RMB39,113 million as compared with RMB4,655 million for last year.

Other (Expenses)/Income, net Other net expenses for 2022 was RMB43,660 million, as compared with a net income of RMB12,980 million for last year, primarily due to the one-time gain recorded in 2021 from the pipeline assets transaction of Kunlun Energy Company Limited (“Kunlun Energy”), a subsidiary of our company.

Profit from Operations The profit from operations for 2022 was RMB216,660 million, representing an increase of 34.4% as compared with RMB161,153 million for last year.

Net Exchange (Loss)/Gain Net exchange loss for 2022 was RMB1,818 million, as compared with a net exchange gain of RMB538 million for last year. This was primarily due to the impact of fluctuations in the exchange rate of US Dollar against RMB.

Net Interest Expense Net interest expense for 2022 was RMB16,816 million, in line with RMB16,755 million recorded last year.

Profit Before Income Tax Expense Profit before income tax expense for 2022 was RMB213,277 million, representing an increase of 34.8% as compared with RMB158,203 million for last year.

Income Tax Expense The income tax expense for 2022 was RMB49,295 million, representing an increase of 13.3% as compared with RMB43,507 million for last year, which was primarily due to the increase in our profit before income tax expense.

Profit for the Year Net profit for 2022 was RMB163,982 million, representing an increase of 43.0% as compared with RMB114,696 million for last year.

Profit Attributable to Non-controlling Interests Profit attributable to non-controlling interests for 2022 was RMB14,602 million, representing a decrease of 35.2% as compared with RMB22,526 million for last year, which was primarily due to the one-time gain from the pipeline assets transaction of Kunlun Energy, which was recorded in 2021.

Profit Attributable to Owners of the Company Profit attributable to owners of the company for 2022 was RMB149,380 million, representing an increase of 62.1% as compared with RMB92,170 million for last year.

Segment Results

Oil, Gas and New Energy

Revenue The realized revenue of our oil, gas and new energy segment for 2022 was RMB929,279 million, representing an increase of 35.0% as compared with RMB688,334 for last year, which was primarily due to the increase in the prices of our oil, gas and other products.

The average realized crude oil price of our company in 2022 was US$92.12 per barrel, representing an increase of 40.5% as compared with US$65.58 per barrel in last year.

Operating Expenses Operating expenses of the oil, gas and new energy segment for 2022 were RMB763,531 million, representing an increase of 23.2% as compared with RMB619,882 million for last year, which was primarily due to the increase in procurement expenses and taxes expenses.

In 2022, the unit oil and gas lifting cost of our company was US$12.42 per barrel, which was in line with US$12.30 per barrel in last year.

Profit from Operations In 2022, by seizing the favourable opportunity in the rise of international oil prices, our domestic business of the oil, gas and new energy segment enhanced profitable exploration, actively increased oil and gas reserves and output, further implemented quality and profitability enhancement, strengthened benchmarking analysis and strictly controlled the investment and cost in the domestic business. Our overseas business of the oil, gas and new energy segment focused on optimizing the asset structure, actively obtained new high-quality projects, effectively promoted the disposal of assets that generated low profitability or were unprofitable and concentrated resources onto the areas where we have competitive advantages to continuously improve the profitability of the overseas business. In 2022, the oil, gas and new energy segment realized an operating profit of RMB165,748 million, representing an increase of by RMB97,296 million as compared with RMB68,452 million for last year.

Refining, Chemicals and New Materials

Revenue The revenue of our refining, chemicals and new materials segment for 2022 was RMB1,164,596 million, representing an increase of 19.4% as compared with RMB974,972 million for last year, primarily due to the increase in the price of the refined and chemical products. The revenue from our refining business for 2022 was RMB906,782 million, representing an increase of 23.2% as compared with RMB736,004 million for last year and the revenue from our chemical business for 2022 was RMB257,814 million, representing an increase of 7.9% as compared with RMB238,968 million for last year.

Operating Expenses Operating expenses of the refining, chemicals and new materials segment for 2022 were RMB1,124,026 million, representing an increase of 21.5% as compared with RMB925,232 million for last year, primarily due to the increase in the procurement costs of crude oil and feedstock.

In 2022, the cash processing cost of our refineries was RMB215.37 per ton, representing an increase of 2.7% as compared with last year, primarily due to the increase in the price of fuel and power.

Profit from Operations In 2022, our refining, chemicals and new materials segment strengthened the stable operation of equipment and the coordination between production activities and sales activities. We adhered to market-oriented principles, continuously optimized the products structure in accordance with the principle of maximizing the profitability of the industry chain and achieved the potential of cost reduction and profitability improvement in the whole process and all elements of production. The refining, chemicals and new materials segment in 2022 realized operating profits of RMB40,570 million, representing a decrease of 18.4% as compared with RMB49,740 million for last year, among which, the refining business recorded an operating profit of RMB41,168 million, representing an increase of 9.1% as compared with RMB37,730 million for last year, primarily due to the increase in profit margin of the refining business; while the chemical business generated an operating loss of RMB598 million, decreased by RMB12,608 million from operating profit of

RMB12,010 million for last year, primarily due to the rise in cost of raw materials as a result of the increase in oil prices.

Marketing

Revenue The revenue of our marketing segment for 2022 was RMB2,771,894 million, representing an increase of 27.7% as compared with RMB2,170,062 million for last year, primarily due to the increase in the price of refined oil and the increase in revenue of our international trading operations.

Operating Expenses Operating expenses of the marketing segment for 2022 were RMB2,757,520 million, representing an increase of 27.9% as compared with RMB2,156,785 million for last year, primarily due to the increase in the expenditures incurred for the external purchase of refined oil and the increase in trading expenses.

Profit from Operations In 2022, the marketing segment, strived to optimize its marketing strategies, create innovative marketing modes, increase sales volumes, market shares and price realisation rates, allocate resources scientifically, arrange the sales flow rationally and endeavoured to control the marketing expenses in the domestic market. In the overseas business, the marketing segment strengthened its market trend analysis, seized market opportunities, vigorously carried out the operation of the global integrated market and actively promoted the widening of income sources and increase in its profitability. In 2022, the marketing segment recorded an operating profit of RMB14,374 million, representing an increase of 8.3% as compared with RMB13,277 million for last year.

Natural Gas Sales

Revenue The revenue of the natural gas sales segment amounted to RMB519,211 million for 2022, representing an increase of 24.5% as compared with RMB417,022 million for last year, primarily due to the increase in price of natural gas.

Operating Expenses Operating expenses of the natural gas sales segment amounted to RMB506,254 million for 2022, representing an increase of 35.7% as compared with RMB373,057 million for last year, primarily due to the increase in the natural gas purchase expenditure as a result of the increase in natural gas prices in the international market.

Profit from Operations In 2022, the natural gas sales segment actively optimized the structure of its resource pool, strived to control procurement costs and strived to satisfy the market demand for clean and low-carbon energy. We highlighted our professional marketing, strengthened our lean management, expanded diversified sales channels and actively developed high-efficiency markets and high-end customers. In 2022, the natural gas sales segment realized an operating profit of RMB12,957 million, representing a decrease of RMB12,688 million as compared with last year after excluding the impact of the Kunlun Energy pipeline assets transaction on the profit from operations for last year. The decrease was primarily due to the increase in the cost of imported natural gas.

In 2022, our international operations (a) realized a revenue of RMB1,350,261 million, accounting for 41.7% of our total revenue. Profit before income tax expenses amounted to RMB35,527 million, accounting for 16.7% of our profit before taxes. Our international operations maintained a stable development with continuous improvement in our abilities of international operation.

(a) International operations do not constitute a separate operating segment of the company. The financial data of international operations are included in the financial data of respective operating segments mentioned above.

Liquidity and Capital Resources

Our primary sources of funding include cash generated by operating activities and short-term and long-term borrowings, which are expected to be adequate to meet our requirements for cash in the next 12 months and thereafter under existing agreements and other known obligations. Our primary uses of funds were for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distributions of dividends to shareholders. Our payments to CNPC are limited to dividends and payments for the goods and services provided, and land and real properties leased, to us by CNPC. See “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions — Continuing Related Party Transactions” and Note 39 to our consolidated financial statements included elsewhere in this annual report.

For 2022, we have distributed interim dividends of RMB37,076 million to our shareholders. Based on an overall consideration of various factors, including our operating performance, financial status and cash flows, our board of directors recommended the final dividends for 2022 of RMB40,265 million, which would result in the aggregate dividends for 2022 to amount to RMB77,341 million. See “Item 8 — Financial Information — Dividend Policy” for a discussion of factors which may affect the determination by our board of directors of the appropriate level of dividends.

Our financing ability may be limited by our financial condition, our results of operations and the international and domestic capital markets. In general, we need to obtain PRC government approval or to complete the required filings for any project involving significant capital investment for all of our segments. For a more detailed discussion of factors which may affect our ability to satisfy our financing requirements, see “Item 3 — Key Information — Risk Factors — Risks Related to Liquidity”.

We fund the capital and related expenditures described in this annual report principally through cash from operating activities, short-term and long-term borrowings and cash and cash equivalents. Net cash flows from operating activities in the year ended December 31, 2022 was RMB393,768 million. As of December 31, 2022, we had cash and cash equivalents of RMB191,190 million. While each of the projects described in this annual report for which significant capital expenditures will be required is important to our future development, we do not believe that failure to implement any one of these projects would have a material adverse effect on our financial condition or results of operations. If the price of crude oil declines sharply in the future, it is likely that we would delay or reduce the scale of the capital expenditures for each segment.

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

In addition, as of December 31, 2022, we did not have any transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect the liquidity or availability of or requirements for our capital resources.

The table below sets forth our net cash flows for each of the years ended December 31, 2020, 2021 and 2022 and the balance of our cash and cash equivalents at the end of each of the years.

	Year Ended December 31,
	2020	2021	2022
	(RMB in millions)
Net cash flows from operating activities	318,575	341,469	393,768
Net cash flows used for investing activities	(181,986)	(213,032)	(232,971)
Net cash flows used for financing activities	(99,400)	(107,971)	(113,713)
Currency translation difference	(4,967)	(2,308)	7,317
Cash and cash equivalents	118,631	136,789	191,190

Our cash and cash equivalents increased by 39.8% from RMB136,789 million as of December 31, 2021 to RMB191,190 million as of December 31, 2022. The cash and cash equivalents were mainly denominated in RMB and US Dollar (approximately 55.1% were denominated in RMB, approximately 43.3% were denominated in US Dollar, approximately 1.0% were denominated in HK Dollar and approximately 0.6% were denominated in other currencies).

Net Cash Flows from Operating Activities

Our net cash flows from operating activities amounted to RMB393,768 million in 2022, representing an increase of 15.3% from RMB341,469 million in 2021. This was mainly due to a combination of an increase in profit for the year and changes in working capital.

Net Cash Flows Used for Investing Activities

Our net cash flows used for investing activities in 2022 amounted to RMB232,971 million, representing an increase of 9.4% from RMB213,032 million in 2021. The increase was primarily due to the effects of proceeds received from the Kunlun Energy pipeline assets transaction in 2021, which also lowered the net cash flows used for investing activities in 2021.

Net Cash Flows Used for Financing Activities

Our net cash used for financing activities in 2022 was RMB113,713 million, representing an increase of 5.3% from RMB107,971 million in 2021. This was primarily due to the optimization of our debt structure, an overall decrease of long-term and short-term borrowings.

Our net borrowings as of December 31, 2020, 2021 and 2022 were as follows:

	As of December 31,
	2020	2021	2022
	(RMB in millions)
Short-term borrowings (including current portion of long-term borrowings)	117,542	53,275	100,639
Long-term borrowings	251,379	287,175	222,478

Total borrowings	368,921	340,450	323,117

Less: cash and cash equivalents	118,631	136,789	191,190

Net borrowings	250,290	203,661	131,927

The following table sets out the remaining contractual maturity of borrowings as of December 31, 2021 and 2022 according to the earliest contractual maturity dates. The amounts set out below are contractual undiscounted cash flows, including principal and interest:

	As of December 31,
	2021	2022
	(RMB in million)
Within 1 year	58,923	107,461
Between 1 and 2 years	53,250	129,885
Between 2 and 5 years	226,124	102,490
After 5 years	28,053	16,500

Total	366,350	356,336

Our total borrowings as of December 31, 2022 consisted of approximately 34.9% of fixed-rate loans and approximately 65.1% of floating-rate loans. Of our borrowings as of December 31, 2022, approximately 67.7% were denominated in RMB, approximately 30.2% were denominated in US Dollars and approximately 2.1% were denominated in other currencies.

Our debt to capital ratio (calculated by dividing interest-bearing debts by the aggregate of interest-bearing debts and shareholder’s equity; interest-bearing debts including various long and short term borrowings) as of December 31, 2020, 2021 and 2022 was 21.3%, 19.5% and 17.4%.

As of December 31, 2022, the outstanding amount of our debts secured by CNPC and its subsidiaries and other third parties was RMB11,186 million.

Capital Expenditures and Investments

In 2022, our capital expenditures amounted to RMB274,307 million, representing an increase of 9.2% from RMB251,178 million in 2021.

The table below sets forth our capital expenditures and investments by business segment for each of the years ended December 31, 2020, 2021 and 2022, and the estimated amounts for 2023.

	2020		2021		2022		2023 (estimated)
	(RMB in millions)%		(RMB in millions)%		(RMB in millions)%		(RMB in millions)%
Oil, gas and new energy	186,620	75.71	178,259	70.97	221,592	80.78	195,500	80.29
Refining, chemicals and new materials	21,810	8.85	54,487	21.69	41,771	15.23	34,000	13.96
Marketing	16,294	6.61	10,982	4.37	5,069	1.85	7,000	2.88
Natural gas sales	21,143	8.58	6,750	2.69	4,936	1.80	6,000	2.46
Headquarters and others	626	0.25	700	0.28	939	0.34	1,000	0.41

Total	246,493	100.00	251,178	100.00	274,307	100.00	243,500	100.00

As of December 31, 2022, the capital commitments contracted but not paid by us were approximately RMB882 million, mainly related to property, plant and equipment.

Oil, Gas and New Energy

A majority of our capital expenditures and investments relate to our oil, gas and new energy segment. For the years ended December 31, 2020, 2021 and 2022, the capital expenditures in relation to the oil, gas and new energy segment amounted to RMB186,620 million, RMB178,259 million and RMB221,592 million, respectively. In 2022, our capital expenditures were primarily used for exploration and development, achieving economies of scale and profitability in key domestic basins such as Tarim, Sichuan, Ordos, Junggar, Songliao and Bohai Bay, devoting greater efforts in the exploration of unconventional resources such as shale gas and shale oil, promoting new energy projects including clean electricity and CCUS; and actively responded to changes in the overseas environment, focused on key areas to deepen effective exploration, strengthened production capacity construction of key projects such as the Middle East, Central Asia and the Americas and continuously optimized business strategy and asset structure.

We estimate that our capital expenditures for the oil, gas and new energy segment for 2023 will be RMB195,500 million, which is expected to be primarily used for our continuous exploration and development achieving economies of scale and profitability in key domestic basins such as Songliao, Ordos, Junggar, Tarim, Sichuan and Bohai Bay. The Company expects to devote greater efforts in the exploration of unconventional resources such as shale gas and shale oil, promote new energy projects including clean electricity and CCUS, adhere to the principle of centralized and profitable development in overseas operations, strengthen the procurement of high-quality projects, continuously optimize asset structure, business structure and regional strategy while continuing operating existing projects in cooperation areas such as the Middle East, Central Asia, the Americas and the Asia Pacific region.

Refining, Chemicals and New Materials

Our capital expenditures for our refining, chemicals and new materials segment for the years ended December 31, 2020, 2021 and 2022 were RMB21,810 million, RMB54,487 million and RMB41,771 million, respectively. In 2022, our capital expenditures were primarily used for the Guangdong Petrochemical integrated refining and chemical project, transformation and upgrading projects such as Jilin Petrochemical ABS project and research projects for new materials and new technologies.

It is estimated that the capital expenditures for the refining, chemicals and new materials segment for 2023 will be RMB34,000 million, which is expected to be used primarily for the construction of large-scale refining and chemical projects such as Jilin Petrochemical and Guangxi Petrochemical Ethylene projects, completion of the Guangdong Petrochemical integration project for refining and chemicals as well as transformation and upgrading projects related to reduction of refining capacity and increasing of chemicals production capacity and new materials and new technologies.

Marketing

Our capital expenditures for our marketing segment for the years ended December 31, 2020, 2021 and 2022 were RMB16,294 million, RMB10,982 million and RMB5,069 million, respectively. In 2022, our capital expenditures were primarily used for the construction of our domestic terminal network for the sales of oil and gas, the expansion of new energy projects such as hydrogen refueling stations and the construction of overseas oil and gas storage, transportation and sales facilities.

It is estimated that the capital expenditures for the marketing segment for 2023 will be RMB7,000 million, which is expected to be used primarily for the construction of domestic comprehensive energy stations for “oil, gas, hydrogen, power and non-oil” and the optimization of our terminal network layout and the construction of overseas oil and gas storage, transportation and sales facilities.

Natural Gas Sales

Our capital expenditures for the natural gas sales segment for the years ended December 31, 2020, 2021 and 2022 were RMB21,143 million, RMB6,750 million and RMB4,936 million, respectively. Our capital expenditures for the natural gas sales segment in 2022 were mainly used for construction of natural gas branch lines and market development of urban gas end-use markets.

We estimate that our capital expenditures for the natural gas and pipeline segment for 2023 will be RMB6,000 million, which is expected to be used primarily for the construction of Fujian LNG receiving stations, natural gas branch lines and market development projects for urban gas end-market.

Headquarters and Others

Our non-segment capital expenditures for each of the years ended December 31, 2020, 2021 and 2022 were RMB626 million, RMB700 million and RMB939 million, respectively, which were primarily used for the improvement of scientific research facilities and construction of our IT system.

We estimate that our capital expenditures for the head office and other segments for 2023 will be RMB1,000 million, which is expected to be used primarily for the enhancement of research facilities and construction of our IT systems.

Off-Balance Sheet Arrangements

As of December 31, 2022, we had no off-balance sheet arrangements with unconsolidated entities or persons that had or were reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, working capital, cash requirements or sources of funds.

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

The tables below set forth our long-term contractual obligations as of December 31, 2022.

	Payment Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(RMB in millions)
Long-term debt	284,742	62,264	187,660	19,332	15,486
Lease obligations	204,514	13,244	22,156	20,140	148,974
Capital commitments	882	831	51	—	—
Debt-related interest	18,604	8,616	7,554	1,420	1,014

Total	508,742	84,955	217,421	40,892	165,474

In the next five years, we estimate that we are obligated to pay to the MNR RMB500 million each year with respect to our exploration and production licenses.

Assets Retirement Obligation

Most of the provinces and regions in which our oil and gas exploration and production activities are located have promulgated environmental protection regulations, which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. We have established standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of these provincial and regional regulations. As of December 31, 2022, the balance of assets retirement obligation was RMB142,081 million.

Research and Development

We have three research institutions under the supervision of our research and development management department at our headquarters. Except for those branch companies which are engaged in marketing activities, each of our other branch companies has its own research and development management department. Most of our branch companies have their own research institutions. Our research and development management departments are mainly responsible for managing and coordinating the research and development activities conducted by each of the research institutions. As of December 31, 2022, we had 30,729 employees in our research and development departments and institutions.

In each of the years ended December 31, 2020, 2021 and 2022, our total expenditures for research and development (including capitalized expenditures) were approximately RMB22,921 million, RMB23,731 million and RMB28,718 million, respectively. In 2022, our total expenditures for research and development accounted for 0.9% of our operating revenue, and 30.3% of our expenditures for research and development for 2022 was capitalized.

Exploration and Production

Most of China’s major oil and gas fields are characterized by a broad range of geological conditions, and a majority of China’s oil and gas fields are in continental sedimentary basins with complex structures. Our research and development efforts with respect to our exploration and production business focus on:

•	theories and technologies of crude oil and natural gas exploration;

•	oil and gas development theories and technologies;

•	engineering technologies and equipment; and

•	technologies for security, energy conservation and environmental protection.

Refining and Chemicals

Currently, our research and development efforts in the refining and chemicals segment are focusing on the following areas:

•	new catalyst and catalytic materials;

•	technologies for clean refined oil products;

•	technologies for unqualified heavy oil processing;

•	refining-chemical integration technologies;

•	technologies for production of olefin aromatics;

•	technologies for new products of synthetic resin and synthetic rubber; and

•	technologies for safety, energy saving and environmental protection.

New Energy and New Materials

We expect to increase our efforts into the research and development of new energy and new materials technologies. In 2021, we established the Shenzhen New Energy Research Institute and the Shanghai New Materials Research Institute. In 2022, we established a research institution in Japan. We will continue to increase investment into the technology research and development to provide technical support for the development of new energy, new materials and new business.

Trend Information

In 2023, the world economy is expected to continue to maintain slow growth, and there will still be many unstable and uncertain factors. The volatility of international crude oil prices may increase. As the effect of stable growth of the macro-economy continues to emerge, China’s economic growth is expected to rebound on the whole, the demand for refined oil in the domestic market is expected to recover and the competition will continue to be fierce. Facing various opportunities and challenges, we will adhere to our new development concept, actively integrate into the new development pattern, implement the high-quality development requirements, vigorously implement the five development strategies of innovation, resources, market, internationalization, green and low-carbon, focus on developing our main business, strengthen enterprise management, reform and innovation, improve quality and profitability, green transformation, digital transformation and risk prevention, and strive to create value for shareholders.

With respect to our oil, gas and new energy business, our domestic oil and gas business will continue to promote efficient exploration, strengthen risk exploration and pre-exploration in six major areas, including marine carbonate rocks, lithologic strata, volcanic rocks, thrust structural zones, new areas and new fields for shale oil and gas. We will organize the centralized exploration in oil and natural gas areas with scale reserves and strive to increase oil and natural gas reserves. We expect to precisely develop oil and gas, control the gradual decline of old oil field production and improve the collection rate of old oil fields. We will focus on the construction of new areas and strive to improve oil and gas production. Our international oil and gas business will maintain efficient exploration, expand the discovery scale of new fields, attach great importance to the fine exploration of mature exploration areas and maintain a good momentum of reserves discovery. We will strengthen fine development and accelerate the construction of key production capacity and engineering projects. We will increase the procurement of high-quality projects, promote the disposal of low profitability and unprofitable assets, continue to optimize the structure of overseas oil and gas assets, business structure and regional strategy. Our new energy business will fully implement the carbon emission peak action plan, continue to optimize the development plans of offshore wind power, CCS/CCUS, gas power, etc., and accelerate the construction of new energy bases, fully participate in the construction of the “desert, Gobi, wasteland” large base and the far-reaching offshore wind power large base projects and strengthen the deployment and implementation of clean power, geothermal, hydrogen energy and other projects. In 2023, we plan to reach a crude oil output of 912.9 million barrels and a marketable natural gas output of 4,888.9 Bcf, thus achieving a total oil and natural gas output of 1,727.7 million BOE.

With respect to our refining, chemicals and new materials business, we will promote the optimal allocation of regional resources, leverage the advantages of characteristic crude oil resources and refinery facilities, optimize production routes and product plans and increase the production of low-sulphur marine fuel oil, paraffin, lubricating oil, asphalt and other characteristic products. We will optimize the supply of ethylene raw materials, maintain the high load operation of ethylene and aromatics units and strive to increase the production of high value-added chemical products. We will adhere to the development idea of “base + high-end” and promote the construction of ethylene projects of Jilin Petrochemical and Guangxi Petrochemical. We will vigorously develop new materials business and accelerate the research and development of new products at Liaoyang Petrochemical and Daqing Petrochemical. We will actively expand the sales channels of chemical products, leverage the functions of the “PetroChina e-Chemical” platform, further promote the “product manager + customer manager” professional marketing model and further improve the sales and profitability of chemical products. In 2023, we plan to process crude oil of 1,293.1 million barrels.

With respect to our marketing business, we plan to actively ensure smooth sales channels for our upstream production; we will fully increase marketing, continue to strengthen market research, build an integrated wholesale and retail marketing system, enhance the development of group customers, small and medium-sized enterprises, and other end customers, develop differentiated marketing strategies for different regions, different industries, different periods of time and different oil products, accurately control the sales trends and steadily increase market share and sales profitability. We expect to further optimize the whole marketing process, improve the on-site service of gas stations, continuously improve customer experience, enhance brand reputation and influence, and increase the sales of gasoline. We will adjust and optimize the investment direction and optimize the construction of terminal networks such as gas stations, comprehensive energy service stations, charging and swapping stations and photovoltaic stations. We will continue to vigorously develop the non-oil sales business, improve store marketing ability, accelerate the construction of our e-commerce platform and strive to increase revenue and create efficiency. We will improve the international trade system, strive to expand the scale of trade, build the trading resource pool, enhance the flexibility and stability of operation and promote the cost reduction and increase the profitability of the oil and gas industry chain.

With respect to our natural gas sales business, we will make full use of both domestic and foreign resources, strengthen demand-side dynamic analysis and management, scientifically and reasonably sign purchase and sales contracts, strictly implement sales plans and profitably ensure market supply. We will adhere to the principle of prioritizing incremental resources for high-profitability markets and high-end users, strengthen strategic cooperation with relevant enterprises, accelerate the development of urban gas market and strive to increase the sales proportion of terminal markets. We expect to refine and differentiate the marketing strategy, strictly implement the national price policy, continuously expand the online trading volume, promote the spot purchasing mode and continuously improve the marketing quality and profitability. We will promote the construction of natural gas sales branch lines and LNG terminals in an orderly manner and constantly enhance the market supply and service capacity.

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

Other Information

Inflation

In 2022, RMB in which our financial statements are presented did not experience hyperinflation. Inflation did not have a significant impact on our results of operations for the year ended December 31, 2022.

Related Party Transactions

For a discussion of related party transactions, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” and Note 39 to our consolidated financial statements included elsewhere in this annual report.

Recent Developments in IFRS

For a detailed discussion of recent developments in IFRS, see Note 2 to our consolidated financial statements.

Item 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors, Senior Management and Supervisors

As of the date of this report, our board of directors consists of 11 directors, four of whom are independent non-executive directors, or INEDs. Directors are appointed at our general meetings for a three-year term. The directors may be re-appointed upon the expiration of his/her term of office. The functions and duties conferred on the board of directors include:

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

The PRC Company Law requires a joint stock company with limited liability to establish a supervisory committee. This requirement is reflected in our Articles of Association. The supervisory committee is responsible for monitoring our financial matters and overseeing the corporate actions of our board of directors and our senior management personnel. As of the date of this report, the supervisory committee consists of eight supervisors, four of whom were elected, and may be removed, by the shareholders at a general meeting, and four of whom are employees representatives supervisors who were elected by our staff, and may be removed, by our staff. The term of office of our supervisors is three years. The supervisors may be re-elected and re-appointed. A supervisor cannot concurrently hold the position of a director, president, senior vice president, vice president or CFO in our company.

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

•

together with the audit committee of the board of directors, to review the performance of the external auditors on a yearly basis, and to propose the engagement, renewal of engagement and termination of engagement of the external auditors, as well as the service fees with respect to the audit services;

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

Directors

Information on our current directors is as set out below:

Name	Gender	Age	Position	Term	Remuneration before tax received from the Company in 2022 (RMB’000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company
							As at December 31, 2021	As at December 31, 2022
Dai Houliang	M	59	Chairman	2020.03- 2023.06	—	Yes	0	0
Hou Qijun	M	56	Vice Chairman	2021.10- 2023.06	—	Yes	0	0
Duan Liangwei	M	55	Non-executive Director	2017.06- 2023.06	—	Yes	0	0
Jiao Fangzheng	M	60	Executive Director, Chief Geologist	2019.06- 2023.06	761	No	0	0
Huang Yongzhang	M	56	Executive Director, President	2020.09- 2023.06	1,114	No	0	0
Ren Lixin	M	55	Executive Director, Senior Vice President	2021.10- 2023.06	1,226	No	0	0
Xie Jun	M	55	Non-executive Director	2022.06- 2023.06	—	Yes	0	0
Elsie Leung Oi-sie	F	84	INED	2017.06- 2023.06	529	No	0	0
Tokuchi Tatsuhito	M	70	INED	2017.06- 2023.06	539	No	0	0
Cai Jinyong	M	63	INED	2020.06- 2023.06	593	No	0	0
Jiang, Simon X.	M	69	INED	2020.06- 2023.06	603	No	0	0

Note:

1.	Starting from May 2022, Mr. Jiao Fangzheng has received remuneration from our company.

2.	The above remunerations are pre-tax amounts counted on a calendar year basis, including salaries, basic retirement pension, basic medical insurance, housing provident fund and other benefits.

3.

The above remunerations for 2022 do not include the bonus of RMB1.1 million paid to certain directors by our company in accordance with the relevant requirements of the Chinese government for their service during the term from 2019 to 2021.

4.

Other than our INEDs, our directors do not receive directors’ remuneration in their capacity as our director from our company. The level of our INEDs’ remuneration is determined with reference to the overall market conditions.

Biography of Current Directors

Dai Houliang, age 59, is the chairman of our company, and concurrently the chairman of CNPC and the secretary of the CPC Leadership Team of CNPC. Mr. Dai is a professor-level senior engineer and holds a doctorate degree. He is a member of the 14th CPPCC National Committee, and a member of the Committee on Population, Resources and Environment under the 14th CPPCC National Committee. He is an academician of the Chinese Academy of Engineering. From December 1997, Mr. Dai served successively as deputy general manager of Yangzi Petrochemical Corporation, director, deputy general manager, vice chairman, general manager, chairman, and member of the standing committee of the CPC Committee, of Yangzi Petrochemical Co., Ltd., and deputy CFO, director, vice president, senior vice president, CFO, vice chairman, president and chairman of Sinopec. From June 2008, he served as member of the CPC Leadership Team of Sinopec Group. From May 2016, he served as general manager, director, and deputy secretary of the CPC Leadership Team, of Sinopec Group. From July 2018, he served as chairman, and secretary of the CPC Leadership Team of Sinopec Group. In January 2020, Mr. Dai was appointed as the chairman, and the secretary of the CPC Leadership Team, of CNPC. In March 2020, Mr. Dai was appointed as a director and the chairman of our company.

Hou Qijun, age 56, is the vice chairman of our company, and concurrently a director, the general manager of CNPC, and the deputy secretary of the CPC Leadership Team of CNPC. Mr. Hou is a professor-level senior engineer and holds a doctorate degree. From October 2002, Mr. Hou served successively as director and deputy general manager of Daqing Oilfield, general manager and deputy secretary of the CPC Committee of Jilin Oilfield Company, secretary of the CPC Committee and deputy general manager of PetroChina Natural Gas and Pipeline Company, director general, and deputy secretary of the CPC Committee, of Beijing Oil & Gas Control Center, and general manager of the Planning Department of our company and of CNPC. From March 2017, Mr. Hou served as deputy general manager of CNPC, and from April 2017, concurrently as deputy secretary of the CPC Committee and general manager of PetroChina Exploration and Production Company. Mr. Hou was appointed as a director and vice president of our company in June 2017. He served as president of our company from March 2019. Mr. Hou served as director, general manager, and deputy secretary of the CPC Leadership Team, of PipeChina from October 2021. He was appointed as a director, the general manager, and deputy secretary of the Leadership Team, of CNPC in July 2021. In October 2021, he was appointed as a director and the vice chairman of our company.

Duan Liangwei, age 55, is a director of our company, and a director of CNPC, the deputy secretary of the CPC Leadership Team of CNPC and the secretary of the CNPC CPC Affairs Committee. Mr. Duan is a professor-level senior engineer and holds a doctorate degree. From February 2006, Mr. Duan served successively as deputy general manager, chief safety officer, and member of the CPC Committee, of Jilin Petrochemical Company (“Jilin Petrochemical”), general manager, deputy secretary of the CPC Committee, of Dagang Petrochemical Company, and general manager, and deputy secretary of the CPC Committee, of PetroChina Dalian Petrochemical Company. He served as deputy general manager of CNPC from March 2017 and then as the chief safety officer of CNPC from April 2017. Mr. Duan was appointed as a director of our company in June 2017, and a member of the CPC Leadership Team of CNPC in September 2019. Mr. Duan served as the president of our company from March 2020. In September 2020, Mr. Duan was appointed as a director, and the deputy secretary of the CPC Leadership Team, of CNPC. In October 2020, Mr. Duan was appointed as the secretary of the CNPC CPC Affairs Committee.

Jiao Fangzheng, age 60, is a director and the chief geologist of our company. Mr. Jiao is a professor-level senior engineer and holds a doctorate degree. From January 1999, Mr. Jiao served successively as chief geologist of Zhongyuan Petroleum Exploration Administration of Sinopec Group, deputy manager and chief geologist of Sinopec Zhongyuan Oilfield Company, a branch of Sinopec, deputy director general, and member of the CPC Committee, of Sinopec Petroleum Exploration & Development Research Institute, deputy director general of Sinopec Exploration & Production Department, director general, and deputy secretary of the CPC Committee, of Northwest Petroleum Administration of Sinopec Group, director general of Sinopec Petroleum Exploration &

Production Department, and vice president, director and senior vice president of Sinopec. From July 2014, Mr. Jiao served as deputy general manager, and member of the CPC Leadership Team, of Sinopec Group. Mr. Jiao was appointed as a member of the CPC Leadership Team and a deputy general manager of CNPC in June 2018. In June 2019, Mr. Jiao was appointed as a director of our company, and in April 2022, the chief geologist of our company.

Huang Yongzhang, age 56, is a director and the president of our company, and concurrently a member of the CPC Leadership Team, and deputy general manager and chief safety officer, of CNPC. Mr. Huang is a professor-level senior engineer and holds a doctorate degree. From June 2008, Mr. Huang served successively as a deputy general manager of CNPC International (Nile) Ltd., deputy general manager and chief safety officer of China National Oil Exploration and Development Corporation, executive deputy general manager and general manager of CNPC Middle East Corporation, and senior deputy general manager and member of the CPC Committee, of CNODC. Mr. Huang was appointed as a member of the CPC Leadership Team and deputy general manager of CNPC in April 2020, and a director of our company in September 2020. Mr. Huang has served concurrently as the chief safety officer of CNPC from February 2021. He was appointed as the president of our company in March 2021.

Ren Lixin, age 55, is a director and the senior vice president of our company, and concurrently a member of the CPC Leadership Team, and the deputy general manager, of CNPC. Mr. Ren is a professor-level senior engineer and holds a bachelor’s degree. From September 2005, Mr. Ren served successively as member of the CPC Committee, deputy general manager, general manager, deputy secretary of CPC Committee, and chief safety director of PetroChina Dushanzi Petrochemical Company, and general manager, and deputy secretary of the CPC Committee, of PetroChina Refining and Chemical Company. He was appointed as a member of the CPC Committee and a deputy general manager of CNPC in June 2021. In August 2021, Mr. Ren was appointed as the senior vice president of our company, and in October 2021, as a director of our company.

Xie Jun, age 55, is a director of our company, and concurrently a member of the CPC Committee, a deputy general manager of CNPC and the director general of CNPC Consulting Center. Mr. Xie is a professor level senior engineer and holds a bachelor’s degree. From August 2013, Mr. Xie served successively as member of the CPC Committee, deputy general manager, executive deputy general manager, secretary of the CPC Committee, and general manager of PetroChina Southwest Oil and Gasfield Company, general manager of the Development and Planning Department of CNPC and the Development and Planning Department our company. He has served as member of the CPC Committee and deputy general manager of CNPC since January 2022, and as director general of CNPC Consulting Center since March 2022. Mr. Xie was appointed as a director of our company in June 2022.

Elsie Leung Oi-sie, age 84, is an INED of our company. She is a consultant of Iu, Lai & Li Solicitors & Notaries, and an INED of China Resources Power Holdings Co., Ltd. Ms. Leung obtained her LLM degree from the University of Hong Kong and is an academician of College of International Marriage Law. She holds the practicing qualifications for attorney of Hong Kong and Britain. Ms. Leung was the first Secretary for Justice of the Hong Kong SAR, and a member of the Executive Council of Hong Kong SAR. Ms. Leung was appointed as the Justice of the Peace, the Notary Public, and the China-Appointed Attesting Officer, and was awarded a Grand Bauhinia Medal. Ms. Leung was appointed as an INED of our company in June 2017.

Tokuchi Tatsuhito, age 70, is an INED of our company, and concurrently an INED of Daiwa Securities (China) Co., Ltd. He is also the executive director & research fellow of the Center for Industrial Development and Environment Governance, Tsinghua University, and the senior fellow of Rebuild Japan Initiative Foundation. Mr. Tokuchi graduated from the Department of Chinese Language and Literature, Peking University, and received his master’s degree in East Asian Economy from the Center for East Asian Studies of Stanford University. He was a former member & expert advisor to the Foreign Advisory Committee of State Administration of Foreign Experts Affairs of the PRC, and previously held various positions in multiple companies such as the general manager of Investment

Banking Division of Daiwa Securities SMBC Co., Ltd., the president of Daiwa Securities Singapore Limited, the Executive Vice President of Daiwa Securities (Hong Kong) Inc., a vice president of Daiwa Securities (America) Inc., the vice chairman of Singapore Investment Banking Association, a deputy general manager, the managing director, and Investment Banking Committee chairman, of CITIC Securities Co., Ltd., and the chairman of CITIC Securities International Co., Ltd. In 2009, Mr. Tokuchi was awarded the China Friendship Award, China’s award for foreigners. Mr. Tokuchi was appointed as an INED of our company in June 2017.

Cai Jinyong, age 63, is an INED of our company. Mr. Cai is a partner of Global Infrastructure Partners and a board member of Aon Corporation. Mr. Cai received bachelor’s degree in science from Peking University and doctorate degree in economics from Boston University. Mr. Cai has over 30 years’ work experience in finance service industry, including at TPG Group, World Bank Group, Goldman Sachs Group, Inc. (“Goldman”) and Morgan Stanley. Mr. Cai worked at Central Europe Bureau of the Head Office of the World Bank in charge of energy sectors from 1990 to 1994. From 1994 to 2000, he served in Morgan Stanley and was also a member of the team which established China International Capital Corporation Limited (the first domestic joint venture investment bank in the PRC). From 2000 to 2012, he worked in Goldman, where he was in charge of the PRC Investment Banking Business. From 2012 to 2016, he served as CEO of International Finance Corporation of the World Bank Group. From 2016 to 2018, he led the infrastructure business in emerging economies at TPG. In June 2020, Mr. Cai was appointed as an INED of our company.

Jiang, Simon X., age 69, is an INED of our company. Mr. Jiang has been an INED of COSCO Shipping International (Hong Kong) Co., Ltd. since April 2007. He is the chairman of Cyber City International Limited. Mr. Jiang is also a director of China Foundation for Disabled Persons, a senior associate at the Judge Business School of Cambridge University of England, and a member of the United Nations Investments Committee. Mr. Jiang received his bachelor’s degree from Beijing Foreign Studies University, master’s degree from Australian National University and Ph.D. degree in Economics from Cambridge University of England. Mr. Jiang has investment management experience. Mr. Jiang previously worked at the United Nations Joint Staff Pension Fund, first as a deputy chief of the Office of Investment Management, and then as a member of the Investment Committee. He was a member of the 11th and 12th National Committee of the CPPCC, an independent director of China Oilfield Services Limited, Greenland Hong Kong Holdings Limited, Sinopec Corp., and Nokia Corporation. In June 2020, Mr. Jiang was appointed as an INED of our company.

Information on our resigned directors is as set out below:

Name	Gender	Age	Position	Term	Remuneration before tax received from the Company in 2022 (RMB’000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company
							As at December 31, 2021	As at December 31, 2022
Liu Yuezhen	M	61	Non-executive Director	2014.05- 2022.04	—	Yes	0	0
Simon Henry	M	61	INED	2017.06- 2022.06	510	No	0	0

Supervisors

Information on our current supervisors is as set out below:

Name	Gender	Age	Position	Term	Remuneration before tax received from the Company in 2022 (RMB’000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company
							As at December 31, 2021	As at December 31, 2022
Cai Anhui	M	53	Chairman of the Supervisory Committee	2022.06- 2023.06	—	Yes	0	0
Xie Haibing	M	52	Supervisor	2022.06- 2023.06	—	Yes	0	0
Zhao Ying	F	55	Supervisor	2022.06- 2023.06	—	Yes	0	0
Cai Yong	M	48	Supervisor	2022.06- 2023.06	—	Yes	0	0
Lan Jianbin	M	56	Employee Representative Supervisor	2022.05- 2023.06	731	No	0	0
He Jiangchuan	M	57	Employee Representative Supervisor	2022.05- 2023.06	930	No	0	0
Jin Yanjiang	M	56	Employee Representative Supervisor	2022.05- 2023.06	747	No	0	0
Fu Bin	M	58	Employee Representative Supervisor	2022.09- 2023.06	506	No	0	0

Note:

1.

Mr. Lan Jianbin, Mr. He Jiangchuan and Mr. Jin Yanjiang were each elected as an employee representative supervisor of the company on May 19, 2022, and Mr. Fu Bin was elected as an employee representative supervisor of the company on September 29, 2022. The remuneration received in 2022 in the above table is the remuneration received from the company as an employee of the company after being elected as employee representative supervisor of the company.

2.	The above remunerations are pre-tax amounts paid on a calendar year basis, including salaries, allowance, basic retirement pension, basic medical insurance, housing provident fund and other benefits.

Biography of Current Supervisors

Cai Anhui, age 53, is the chairman of the supervisory committee of our company, and concurrently a member of the CPC committee and the chief accountant of CNPC. Mr. Cai is a professor-level senior accountant and a professor-level senior engineer, and holds a doctorate degree. From April 2004, he served successively as CFO of China Aluminum International Engineering Co., Ltd., deputy general manager of China Aluminum International Technology Development Co., Ltd., secretary of the CPC committee and deputy general manager of Guiyang Aluminum & Magnesium Design Institute Co., Ltd., executive director and general manager of Chinalco Finance Company Limited, secretary of the CPC Committee, chairman and general manager of Chinalco Capital Holdings Co., Ltd., and assistant to general manager of Aluminum Corporation of China. Mr. Cai was appointed as a member of the CPC committee and the chief accountant of China Energy Investment Corporation in December 2019. He has served as member of the CPC committee and chief accountant of CNPC since March 2022. Mr. Cai was appointed as the chairman of the supervisory committee of our company in June 2022.

Xie Haibing, age 52, is a supervisor of our company, and concurrently the assistant to general manager of CNPC, the chairman of CNPC Capital Company Limited (“CNPC Capital”) and the chairman of CNPC Kunlun Capital Company Limited (“Kunlun Capital”). Mr. Xie is a professor-level senior economist and holds a doctorate degree. He is a member of the 14th CPPCC Beijing Municipal Committee. From April 2009, Mr. Xie served successively as chief information officer of Karamay City Commercial Bank, chief information officer and vice president of Kunlun Bank, deputy general manager of the Finance Department of CNPC and deputy general manager of the Finance Department of our company, deputy head of the preparatory team of the Shared Service Center of CNPC, general manager of CNPC Shared Operation Co. Ltd., and general manager of the Finance Department of CNPC and the Finance Department of our company. He has served as assistant to general manager of CNPC, and chairman of CNPC Capital and chairman of Kunlun Capital since April 2021. He was appointed as a supervisor of our company in June 2022.

Zhao Ying, age 55, is a supervisor of our company, and concurrently the general counsel and chief compliance officer of CNPC. Ms. Zhao is a professor-level senior economist and holds a bachelor’s degree. From April 2009, she successively served as general counsel of China Oil Exploration and Development Corporation, general counsel of PetroChina Overseas Exploration and Development Branch and PetroChina Natural Gas Exploration and Development Corporation, deputy general manager of PetroChina Kazakhstan Company, deputy general manager of PetroChina Middle Asia Company, deputy general manager and deputy secretary of the CPC Committee of China National Oil and Gas Exploration and Development Corporation (“CNODC”), general manager of the Legal Affairs Department and the Legal and Enterprise Reform Department of CNPC and general manager of the Legal Affairs Department and the Legal and Enterprise Reform Department of our company. Ms. Zhao was appointed as the general counsel of CNPC in March 2022. Ms. Zhao was appointed as a supervisor of our company in June 2022, and then as the chief compliance officer of CNPC in December 2022.

Cai Yong, age 48, is a supervisor of our company, and concurrently the general manager of the Finance Department of CNPC. Mr. Cai is a senior economist and holds a master’s degree. From March 2016, he served successively as chief accountant of PetroChina Middle East Company, and general manager of the Finance, Tax and Price Department and general manager of the Funding Department of CNPC and our company. He has served as the general manager of the Finance Department of CNPC since April 2021. Mr. Cai was appointed as a supervisor of our company in June 2022.

Lan Jianbin, age 56, is an employee representative supervisor of our company, and concurrently the executive director of the CNPC Safety and Environmental Protection Technology Research Institute Co., Ltd. (“Environment Institute”) and the deputy director general of the CNPC Safety and Environment Supervision Center (“Safety Supervision Center”). Mr. Lan is a professor-level senior engineer and holds a bachelor’s degree. From December 2010, he served successively as deputy general manager and general manager of PetroChina Yunnan Marketing Company, general manager of PetroChina Gansu Marketing Company, and executive director of PetroChina Marketing Co., Ltd. He was appointed as a supervisor of our company in May 2022, and as the executive director of the Environment Institute and the deputy director general of the Safety Supervision Center in December 2022.

He Jiangchuan, age 57, is an employee representative supervisor of our company, and concurrently the general manager of the Oil, Gas and New Energy Branch Company and the general manager of the Crude Oil Sales Branch Company. Mr. He is a professor-level engineer and holds a doctorate degree. From December 2007, he served successively as deputy general manager of PetroChina Exploration and Production Company, executive deputy general manager of PetroChina Tarim Oilfield Company, and general manager and executive director of PetroChina Changqing Oilfield Company (“Changqing Oilfield”). He was appointed the general manager of the Oil, Gas and New Energy Branch Company and the general manager of the Crude Oil Sales Branch Company in March 2023. Mr. He was appointed as a supervisor of our company in May 2022.

Jin Yanjiang, age 56, is an employee representative supervisor of our company, and concurrently the executive director of Jilin Petrochemical. Mr. Jin is a professor-level engineer and holds a doctorate degree. From August 2011, he served successively as deputy general manager, chief safety officer of

Jilin Petrochemical, deputy general manager of PetroChina North China Petrochemical Company, executive director and general manager of PetroChina Yunnan Petrochemical Company Limited, and general manager of Jilin Petrochemical. He has served as executive director of Jilin Petrochemical since October 2020. Mr. Jin was appointed as a supervisor of our company in May 2022.

Fu Bin, age 58, is an employee representative supervisor of our company, concurrently the executive director of the Natural Gas Marketing Branch Company, the chairman of Kunlun Energy. Mr. Fu is a professor-level economist and holds a master’s degree. From November 2003, Mr. Fu served successively as executive deputy general manager and general manager of China Marine Bunker (PetroChina) Co., Ltd., deputy general manager of PetroChina Marketing Company, general manager of PetroChina Sichuan Marketing Company, general manager of PetroChina Marketing Company, and general manager of PetroChina Natural Gas and Pipeline Company. He has served as executive director of the Natural Gas Marketing Branch Company and chairman of Kunlun Energy since October 2020. Mr. Fu was appointed as a supervisor of our company in September 2022.

Information on our resigned supervisors is as set out below:

Name	Gender	Age	Position	Term	Remuneration before tax received from the Company in 2022 (RMB’000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company
							As at December 31, 2021	As at December 31, 2022
Lv Bo	M	60	Chairman of the Supervisory Committee	2020.11- 2022.06	—	Yes	0	0
Zhang Fengshan	M	61	Supervisor	2014.05- 2022.06	—	Yes	0	0
Jiang Lifu	M	59	Supervisor	2014.10- 2022.06	—	Yes	0	0
Lu Yaozhong	M	58	Supervisor	2017.06- 2022.06	—	Yes	0	0
Wang Liang	M	60	Supervisor	2017.10- 2022.09	—	Yes	0	0
Fu Suotang	M	61	Employee Representative Supervisor	2017.06- 2022.05	143	No	0	0
Li Jiamin	M	59	Employee Representative Supervisor	2014.05- 2022.05	251	No	0	0
Liu Xianhua	M	60	Employee Representative Supervisor	2016.05- 2022.05	230	No	0	0

Senior Management Team Members other than Executive Directors

Information on current members of our senior management team other than executive directors is as set out below:

Name	Gender	Age	Position	Term	Remuneration before tax received from the Company in 2022 (RMB’000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company
							As at December 31, 2021	As at December 31, 2022
Yang Jigang	M	60	Vice President and Chief Engineer	2017.12-	1,541	No	0	0
Zhang Minglu	M	59	Chief Safety Officer	2021.07-	1,505	No	0	0
Zhu Guowen	M	56	Vice President	2021.07-	1,621	No	0	0
Zhang Daowei	M	50	Vice President	2022.06-	748	No	0	0
Wan Jun	M	57	Vice President	2022.06-	757	No	0	0
Wang Hua	M	49	CFO and Board Secretary	2022.06-	720	No	0	0

Note:

1.

Mr. Zhang Daowei and Mr. Wan Jun were each appointed as a vice president of our company on June 17, 2022. Mr. Wang Hua was appointed as the CFO and board secretary of the company on June 17, 2022. The remuneration received in 2022 as set forth in the above table was the remuneration received from the company after each relevant person was appointed as a senior management member of the company.

2.	The above remunerations are pre-tax amounts paid on a calendar year basis, including salaries, allowance, basic retirement pension, basic medical insurance, housing provident fund and other benefits.

Biography of Current Senior Management Members other than Executive Directors

Yang Jigang, age 60, is a vice president and the chief engineer of our company. Mr. Yang is a professor-level senior engineer and holds a master’s degree. From August 1997, Mr. Yang served successively as deputy manager of Lanzhou Chemical Industry Corporation, chief engineer of the Oil Refinery and Chemical Engineering Department of CNPC, chief engineer of PetroChina Refinery and Marketing Company, deputy general manager and chief engineer of PetroChina Chemical Engineering and Marketing Company, general manager of PetroChina Daqing Petrochemical Company, and deputy general manager, general manager and executive director of PetroChina Refinery and Chemical Engineering Company. In December 2017, Mr. Yang was appointed as a vice president of our company and then in April 2021 as the chief engineer of our company.

Zhang Minglu, age 59, is the chief safety officer of our company and the general manager of the Quality, Health, Safety and Environment Department (“QHSE Department”) of our company, and concurrently the deputy chief safety officer of CNPC and the general manager of the QHSE Department of CNPC. Mr. Zhang is a professor-level senior engineer and holds a doctorate degree. From June 2008, he served successively as chief geologist, deputy general manager and chief safety officer of Changqing Oilfield, and general manager of PetroChina Qinghai Oilfield Company (“Qinghai Oilfield”). From March 2021, Mr. Zhang has served as general manager of the QHSE Department of our company and CNPC. In June 2021, Mr. Zhang was appointed as the deputy safety director of CNPC and in July 2021 as the chief safety officer of our company.

Zhu Guowen, age 56, is a vice president of our company, and concurrently the executive director of Daqing Oilfield Co., Ltd. (“Daqing Oilfield”), and executive director of Daqing Petroleum Administration Bureau Co., Ltd. (“Daqing Petroleum Bureau”) Mr. Zhu is a professor-level senior engineer and holds a doctorate degree.

From March 2010, Mr. Zhu served successively as plant manager of the First Production Plant of Daqing Oilfield, deputy general manager of Daqing Oilfield, general manager of PetroChina Zhejiang Oilfield Company, and general manager of Daqing Oilfield. From June 2021, he has served as executive director of Daqing Oilfield and executive director of Daqing Petroleum Bureau. Mr. Zhu was appointed as a vice president of our company in July 2021.

Zhang Daowei, age 50, is a vice president of our company, and concurrently serves as the executive director of the Oil, Gas and New Energy Branch Company. Mr. Zhang is a professor-level senior engineer and holds doctorate degree. From December 2015, he served successively as deputy general manager, executive deputy general manager of Qinghai Oilfield, general manager and executive director of PetroChina Southwest Oilfield Company, and general manager of PetroChina Exploration and Production Company. He was appointed as a vice president of our company in June 2022, and then as the executive director of the Oil, Gas and New Energy Branch Company in August 2022.

Wan Jun, age 57, is a vice president of our company, and concurrently the general manager of the Development and Planning Department of CNPC and our company. Mr. Wan is a professor-level senior engineer and holds a doctorate degree. From February 2006, he served successively as plant manager of the First Production Plant of Daqing Oilfield, deputy general manager, chief safety officer and executive deputy general manager of Daqing Oilfield, general manager of PetroChina Liaohe Oilfield Company, and general manager of PetroChina Exploration and Production Company. He has served as the general manager of the Development and Planning Department of CNPC and our company since January 2022. Mr. Wan was appointed as a vice president of our company in June 2022. Mr. Wan was appointed to concurrently serve as the executive director of PetroChina Planning & Engineering Institute in March 2023.

Wang Hua, age 49, is the CFO and board secretary of our company. Mr. Wang is a senior accountant and holds a master’s degree. From October 2016, he served successively as CFO of CNPC Capital Co., Ltd., deputy general manager of the Finance Department of CNPC and deputy general manager and the general manager of the Finance Department of our company. Mr. Wang was appointed as the CFO and board secretary of our company in June 2022, and then as the board secretary of our company in August 2022.

Information on resigned members of our senior management team is as set out below:

Name	Gender	Age	Position	Term	Remuneration before tax received from the Company in 2022 (RMB’000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company
							As at December 31, 2021	As at December 31, 2022
Sun Longde	M	61	Vice President and Chief Geologist	2007.06- 2022.04	287	No	0	0
Li Luguang	M	61	Vice President	2018.06-2022.04	167	No	0	0
Tian Jinghui	M	60	Vice President	2015.11-2023.01	1,447	No	0	0
Chai Shouping	M	61	CFO and Board Secretary	2017.01-2022.06	361	No	0	0

Changes in Directors, Supervisors and Senior Management Team

(1)	On April 29, 2022,

•

Mr. Liu Yuezhen resigned from his position as a non-executive director of our company due to age and simultaneously ceased to serve as a member of the audit committee and the evaluation and remuneration committee of our company;

•	Mr. Sun Longde resigned from his position as a vice president and the chief geologist of our company due to age;

•	Mr. Li Luguang resigned from his position as a vice president of our company due to age;

•

The board of directors of our company resolved to appoint Mr. Duan Liangwei as a member of the evaluation and remuneration committee of our company, Mr. Jiao Fangzheng as the chief geologist of our company, and appointed Mr. Jiao Fangzheng, a former non-executive director of our company, as an executive director.

(2)	On May 19, 2022,

•	Mr. Fu Suotang resigned from his position as an employee representative supervisor of our company due to age;

•	Mr. Li Jiamin and Mr. Liu Xianhua resigned from their positions as employee representative supervisor of our company due to work arrangement; and

•

Mr. Lan Jianbin, Mr. He Jiangchuan and Mr. Jin Yanjiang were each elected as an employee representative supervisor of our company through the democratic election of the employee representatives of our company.

(3)	On June 9, 2022,

•	Mr. Lv Bo resigned from his position as the chairman of the supervisory committee and supervisor of our company due to work arrangement;

•	Mr. Zhang Fengshan resigned from his position as a supervisor of our company due to age;

•	Mr. Jiang Lifu and Mr. Lu Yaozhong resigned from their positions as supervisor of our company due to work arrangement;

•	Mr. Cai Anhui, Mr. Xie Haibing, Ms. Zhao Ying, and Mr. Cai Yong were each elected as a supervisor of our company at the 2021 annual general meeting of our company;

•	Mr. Xie Jun was appointed as a non-executive director of our company; and

•	Mr. Cai Anhui was elected as the chairman of the supervisory committee by the supervisory committee of our company.

(4)

On June 15, 2022, Mr. Simon Peter Henry resigned from his position as an INED of our company due to personal business commitments and simultaneously ceased to serve as a member of the investment and development committee of our company.

(5)	On June 17, 2022,

•	Mr. Chai Shouping resigned from his position as the CFO and the board secretary of our company due to age; and

•

The board of directors of our company resolved to appoint Mr. Huang Yongzhang as a member of the investment and development committee, Mr. Xie Jun as a member of the audit committee, Mr. Zhang Daowei and Mr. Wan Jun as a vice presidents of our company, and Mr. Wang Hua as the CFO and board secretary of our company.

(6)

On August 12, 2022, Mr. Chai Shouping resigned from his position as the company secretary of our company; and the board of directors of our company resolved to appoint Mr. Wang Hua as the company secretary of our company.

(7)

On September 29, 2022, Mr. Wang Liang resigned from his position as a supervisor of our company due to age; and Mr. Fu Bin was elected as an employee representative supervisor of our company through the democratic election of employee representatives.

(8)	On January 6, 2023, Mr. Tian Jinghui resigned from his position as a vice president of our company due to age.

Compensation

The senior management members’ compensation consists of fixed salaries and variable compensation. The variable compensation, which accounts for approximately 75% of the total compensation package, is linked to the attainment of specific performance targets, such as our net income for the year, return on capital and the individual performance evaluation results. All of our senior management members have entered into performance contracts with us.

Our directors and supervisors, who hold senior management positions or are otherwise employed by us and other senior management of our company receive compensation in the form of salaries, insurance and other benefits in kind, including our contribution to the pension plans for them.

The aggregate amount of salaries and other compensation, insurance and other benefits in kind paid by us to our directors, who hold senior management positions or are otherwise employed by us, during the year ended December 31, 2022 was RMB2,613 thousand which does not include the fees totaling RMB2,774 thousand paid to our independent directors. The aggregate amount of salaries or other compensation, insurance and other benefits in kind paid by us to our supervisors, who hold senior management position or are otherwise employed by us during the year ended December 31, 2022 was RMB3,118 thousand. The aggregate amount of salaries or other compensation, insurance and other benefits in kind paid by us to other senior management during the year ended December 31, 2022 was RMB8,009 thousand.

In 2022, we paid RMB2,052 thousand as our contribution to the pension plans for our directors and supervisors, who hold senior management positions or are otherwise employed by us and other senior management of our company.

Save as disclosed, no other payments have been paid or are payable, with respect to the year ended December 31, 2022, by us or any of our subsidiaries to our directors. In addition, we have no service contracts with our directors that provide for benefits to our directors upon the termination of their employment with us.

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

Nominating Committee

Our nominating committee is composed of Mr. Dai Houliang, as chairman of the committee, and Mr. Cai Jinyong and Mr. Jiang, Simon X., as members. The nominating committee’s major responsibilities include:

•	reviewing and discussing the structure, size and composition of the board of directors regularly, and making recommendations on changes to the board to follow the Company’s corporate strategy;

•	considering the criteria and procedures for selection of directors, president and other senior management, and making recommendations to the board of directors;

•	considering the board diversity policy and the training systems for directors and management;

•	selecting qualified candidates for directorship and members of senior management, reviewing the qualifications of candidates for directorship and president, and making recommendations;

•	reviewing the proposals on candidates nominated by the nominators who have the nominating rights under the Articles of Association;

•	reviewing the independence of INEDs; and

•

attending the shareholders’ meeting and answer the investor’s consultation on the work of the nomination committee, as well as the relevant laws, regulations, listing rules and other matters authorized by the board of directors.

Audit Committee

Our audit committee is composed of two INEDs, Mr. Cai Jinyong and Mr. Jiang, Simon X., and one non-executive director, Mr. Xie Jun. Mr. Cai Jinyong serves as the chairman of the committee. Under our audit committee charter, the chairman of the committee must be an independent director and all resolutions of the committee must be approved by independent directors. The audit committee’s major responsibilities include:

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

•

reporting regularly to the board of directors with respect to any significant matters which may affect the financial position of the Company and its operations and with respect to the self-evaluation of the committee and its members on the performance of their duties; and

•	performing other responsibilities as may be required under relevant laws, regulations and the listing rules of the stock exchanges where our shares are listed (as amended from time to time).

Investment and Development Committee

Our investment and development committee is composed of Mr. Hou Qijun, as chairman of the committee, and Mr. Duan Liangwei and Mr. Huang Yongzhang, as members. The investment and development committee’s major responsibilities include:

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

Evaluation and Remuneration Committee

Our evaluation and remuneration committee is composed of Ms. Elsie Leung Oi-sie, as chairman of the committee, and Mr. Duan Liangwei and Mr. Tokuchi Tatsuhito, as members. The evaluation and remuneration committee’s major responsibilities include:

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

Sustainable Development Committee

Our sustainable development committee is composed of Mr. Huang Yongzhang, as chairman of the committee, and Mr. Jiao Fangzheng and Mr. Ren Lixin, as members. The sustainable development committee’s major responsibilities include:

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

Employees

As of December 31, 2020, 2021 and 2022, we had 432,003, 417,173 and 398,440 employees (not including the temporary employees), respectively. During 2022, we employed 242,867 temporary employees on an average. As of December 31, 2022, we had 236,527 temporary employees. The table below sets forth the number of our employees by business segment as of December 31, 2022.

	Employees	% of Total
Oil, gas and new energy	230,008	57.73
Refining, chemicals and new materials	125,002	31.37
Marketing	34,181	8.58
Natural gas sales	3,803	0.95
Headquarters and others (1)	5,446	1.37
Total	398,440	100.00

(1)

Including the numbers of employees of the management of our headquarters, specialized companies, PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, Petrochemical Research Institute and other units.

Our employees participate in various basic social insurance plans organized by municipal and provincial governments whereby we are required to make monthly contributions to these plans at certain rates of the employees’ salary as stipulated by relevant local regulations. Expenses incurred by us in connection with the retirement benefit plans were approximately RMB16,833 million, RMB19,939 million and RMB20,728 million, respectively, for the years ended December 31, 2020, 2021 and 2022, respectively.

In 2022, we did not experience any strikes, work stoppages, labor disputes or actions that affected the operation of any of our businesses.

Share Ownership

As of December 31, 2022 our directors, senior officers and supervisors did not have share ownership in us or any of our affiliates.

Item 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We were established on November 5, 1999 with CNPC as the sole promoter. As of March 31, 2023, CNPC beneficially owned 151,215,083,570 shares, which include 291,518,000 H Shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC, representing approximately 82.62% of our share capital, and, accordingly, CNPC is our controlling shareholder. The following table sets forth the major shareholders of our A Shares and H Shares as of March 31, 2023:

Name of Shareholders	Class of Shares	Number of Shares Held	Capacity	Percentage of Such Shares in That Class of the Issued Shares Capital (%)	Percentage in the Total Share Capital (%)
CNPC	A Shares	150,923,565,570 (long position) (1)	Beneficial Owner	93.21	82.46

	H Shares	291,518,000 (long position) (2)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16

BlackRock, Inc (3)	H Shares	1,669,220,483 (long position)	Interest of Corporation Controlled by the Substantial Shareholder	7.91	0.91

Brown Brothers Harriman & Co.	H Shares	1,061,620,645 (long position) 1,061,620,645 (shares available for lending)	Approved Lending Agent	5.03 5.03	0.58 0.58

Notes:

(1)

CNPC completed the public issuance of exchangeable corporate bonds in 2018, whereby a part of the A shares of our company were used as the underlying shares. The exchangeable corporate bonds were issued for RMB20 billion for a term of five years and 3,820,000,000 underlying shares of our company held by CNPC were transferred into the 18 CNPC EB Special Account. As at the date of this announcement, CNPC has completed the delisting of the 2018 exchangeable corporate bonds and the procedures for the release of the registration of pledge and trust of the above exchangeable corporate bonds. Upon the completion of the release of the registration of pledge and trust of the above shares, CNPC held 150,923,565,570 A Shares of our company, and the 18 CNPC EB Special Account ceased to hold any shares of our company.

(2)

291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

(3)

BlackRock, Inc., through various subsidiaries, had an interest in the H shares of our company. 1,669,220,483 H shares (long position) were held in its capacity as interest of corporation controlled by the substantial shareholder.

Related Party Transactions

CNPC is a controlling shareholder of our company. We have extensive business dealings with CNPC and other members of the CNPC group, all of which constitute related party transactions for us. We also continued to carry out existing continuing transactions with other related parties in 2022.

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

The general principle of the New Comprehensive Agreement is that all products and services provided by each party shall be of good quality and fair and reasonable price. If a third party provides similar products or services or participates in similar transactions, it shall not be inferior to the conditions provided by the third party for such products or services. The pricing of the products and services to be provided under the New Comprehensive Agreement shall be either following government-prescribed price, market price, cost price, or contractual price, depending on the circumstances. The deposit and loan interest rates of financial services shall be subject to the interest rates and relevant charging standards for the same period as published by the People’s Bank of China (“PBOC”) or relevant financial regulatory agencies, and shall not be inferior to the interest rates, charging standards and other conditions for the party to obtain funds and services from an independent third party. The New Comprehensive Agreement is not exclusive, and the parties may provide to and purchase products and services from third parties. Each party may terminate the performance of on or more products or services by giving at least six months’ written notice. However, if we are unable to easily obtain services that CNPC provides from a third party, CNPC shall not terminate the provision of such services unless it get our written consent.

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

3. Land Use Rights Lease Agreement

We entered into a Land Use Rights Lease Agreement with CNPC in March 2000 for a term of 50 years. The rent may, as at the expiration of 10-year term of the Land Use Rights Lease Agreement, be adjusted to reflect market conditions prevalent at such time of adjustment, including the then prevailing market prices, inflation or deflation (as applicable) and other factors.

We entered into a supplementary agreement to the Land Use Rights Lease Agreement with CNPC on August 25, 2011. Thereafter, the parties adjusted the area and rent every three years. The latest adjustment happened on August 27, 2020, whereby the parties adjusted the area to 1,142 million square meters and the annual rent to approximately RMB5,673 million (exclusive of taxes) for the three years since January 1, 2021.

All of the amendments and adjustment were approved by the relevant general meetings. The latest adjustment was approved by the extraordinary general meeting of our company on November 5, 2020.

4. Buildings Lease Agreement

On August 24, 2017, we entered into an agreement with CNPC. The agreement took effect on January 1, 2018, with a term of 20 years. The parties may adjust the area of building leased and the rent fees every three years as appropriate by reference to the status of the production and operations and the prevailing market price, but the adjusted rent fees shall not exceed the comparable fair market price. On August 27, 2020, the parties confirmed that effective from January 1, 2021, the area of the leased buildings should be 1.29 million square meters and the annual rent be adjusted to approximately RMB713 million. All of the amendments and adjustments were approved by the relevant general meetings. The latest adjustment was approved by the extraordinary general meeting of our company on November 5, 2020.

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

As of December 31, 2022, a total of 29 projects were being executed by CNPC under the production sharing contracts. CNPC has assigned to us at nil consideration all of its rights and obligations under the production sharing contracts and all the related interests vested in CNPC pursuant to applicable PRC laws and regulations, except the rights and obligations relating to CNPC’s supervisory functions.

7. Ongoing connected transactions with CNPC Finance

CNPC Finance Co., Ltd. (“CPF”) is an internal finance company of CNPC. CNPC, CNPC Capital Co., Ltd. and the Company each hold 40%, 28% and 32% equity interest in CPF, respectively. In 2022, the beginning balance of our deposits with CPF was RMB30,128 million, with cash inflow of RMB4,050,243 million and cash outflow of RMB4,039,179 million during the reporting period, and the end-of-period balance was RMB41,192 million; the deposit interest rate range of RMB was from 0.25% to 4.26%. The beginning balance of the loans provided by CPF to us was RMB70,567 million, with new loans of RMB59,255 million and repaid loans of RMB65,206 million during the reporting period, and the end-of-period balance was RMB64,616 million. The loan interest rate range of RMB was from 2.60% to 5.00%. In 2022, the amount of acceptance bills issued and discounting of bills undertaken by CPF for us was RMB15,175 million and RMB2,964 million, respectively. The amount of the relevant continuing related party transactions with CPF has been included in the upper limit of related party transactions between CNPC and us.

On March 31, 2022, we signed a framework agreement on monetary derivatives services with CPF for monetary derivatives transaction for 2022, pursuant to which, we and CPF conducted monetary financial derivatives business transactions in 2022, in order to lock the exchange rates in advance, avoid market risks and achieve hedging purposes. The agreement expired on December 31, 2022. In 2022, the monetary derivatives transactions conducted by CPF and us amounted to US$3,984 million.

8. Upper Limits for the Continuing Related Party Transactions

We and CNPC determine the upper limits for continuing related party transactions every three years, by taking into consideration the transactions and transaction amounts for provision of products and services by us, CNPC and our jointly held companies to each other during the prior periods, and by taking into account the need for business development and the potential magnitude of fluctuation of the prices of crude oil, petrochemical products, natural gas, and other petroleum products and services in both the international and Chinese markets. The upper limits, after being approved at the general meeting of our company, should be adopted as the upper limits of continuing related party transactions for the next three years. The transaction amounts of all the historical continuing related party transactions as described above were all within the upper limits for the corresponding periods.

The upper limits of continuing related party transactions for 2021, 2022 and 2023 are as follows:

Products and Services	2021	2022	2023
	RMB (in millions)
(i) Products and services provided by us to the CNPC and jointly-held companies	150,000	147,200	144,600
(ii) Products and services provided by CNPC and jointly-held companies to us
(a) Construction and technical services	198,200	197,500	197,000
(b) Production services	207,700	205,500	204,500
(c) Supply of materials services	35,300	35,300	35,300
(d) Social and ancillary services	5,800	5,800	5,800
(e) Financial Services
- Aggregate of the daily highest amount of deposits of our company in CNPC and the total amount of interest received in respect of these deposits	55,000	55,000	55,000
- Insurance fees, handling charges for entrusted loans, and fees and charges for settlement services and other intermediary business	2,400	2,400	2,400
- Rents and other payments made under financial leasing	5,000	5,000	5,000
- Monetary derivatives provide by CPF to us	7,500
(iii) Financial services provided by us to the jointly-held companies	22,000	22,000	22,000
(iv) Land leases provided to us by CNPC	16,578	11,019	5,685
(v) Building leases provided to us by CNPC	2,083	1,384	714

*	The annual upper limits of the rent for the land and property leased by us from CNPC shall be determined by reference to the annual value of the right-of-use assets.

9. INEDs’ Confirmation

In relation to the continuing connected transactions undertaken by the Company in 2022, the INEDs of the Company confirmed that:

•	the connected transactions disclosed above have been made in the ordinary course of business of the Company;

•	the connected transactions disclosed above have been made on normal commercial terms or better terms;

•

the connected transactions disclosed above have been conducted in accordance with the agreements governing such transactions and their terms are fair and reasonable and consistent with the interests of shareholders as a whole.

10. Auditor’s Confirmation

The auditor of the Company has audited the connected transactions disclosed above and has provided our board of directors with a letter indicating that:

•	all the connected transactions have been approved by our board of directors;

•

all the connected transactions have been conducted in compliance with the pricing policies of the Company in all material respects if the transactions involve the provision of goods or services by the Company;

•	all the connected transactions have been carried out in accordance with the terms of agreements; and

•	all the transactions have been entered into within the annual caps disclosed above, if applicable.

Loans and Guarantees

In 2022, we did not provide any guarantee to or for the benefit of CNPC and its subsidiaries. As of December 31, 2022, the total outstanding guarantee we provided to or for the benefit of our subsidiaries, associates and affiliates other than CNPC and its subsidiaries was RMB144,128 million.

For a detailed discussion of continuing related party transactions, please see Note 39 to our consolidated financial statements included in this annual report.

One-off Related Party Transactions

In line with our overall development strategies, on June 20, 2022, we and Liaohe Petroleum Exploration Bureau Co., Ltd. (“Liaohe Bureau Company”) entered into an equity transfer agreement, pursuant to which we agreed to transfer 100% equity interests in Liaohe Oilfield (Panjin) Gas Storage Co., Ltd. held by us to Liaohe Bureau Company for a consideration of RMB1,287,756,500. As Liaohe Bureau Company is a wholly-owned subsidiary of our controlling shareholder, CNPC, according to the SSE Listing Rules and the Hong Kong Listing Rules, the transaction constitutes a connected transaction. The consideration of the deal was based on the asset evaluation performed by an independent third party and the agreement was entered into on normal commercial terms. The transaction closed on July 8, 2022.

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

Dividend Policy

Our Articles of Association provided that if our net profit attributable to owners of the company and the accumulated undistributed profit for a year are positive, and our cash flow can satisfy our normal operation and sustainable development, the amount of cash dividend to be distributed shall not be less than 30% of the net profit attributable to owners of the company realized in that year. We distribute dividends twice a year. Distribution of final dividends needs to be passed at the general meeting by ordinary resolution. The general meeting can, by ordinary resolution, authorize the board of directors to determine the distribution of interim dividends. Since the listing of our ADSs and our shares, we have distributed dividends to the shareholders by strictly complying with the Articles of Association and other relevant regulatory requirements, and adhering to the principle of bringing returns to shareholders, and after an overall consideration of various factors, including our operating performance, financial status, and cash flows. The total dividend for 2022 accounted for 51.8% of our net profit attributable to owners of the Company of 2022.

Our board of directors will declare dividends, if any, in RMB on a per share basis. Dividends payable to the holders of A Shares shall be paid in RMB. Save for the H Shares traded through the Southbound Trading Link, dividends payable to the holders of H Shares shall be paid in HK dollar. Our ADR program was terminated on October 17, 2022. According to the depositary agreement entered into among Bank of New York Mellon (“BNYM”), the owners and beneficial owners of ADS and us as of March 29, 2000, within one year after the termination of the depositary program, BNYM is obliged to continue to accept dividend distributions pertaining to the ADSs and deliver the dividends to the ADSs owners after deducting related expenses when the ADSs owners come to cancel the ADSs. One year after the termination of the depositary program, BNYM has the right to sell all the remaining uncancelled ADSs for cash, and the owners of ADSs will then become general creditors with respect to such net proceeds. Holders of A Shares and H Shares will share all dividends and other distribution items announced by our board of directors on a per share basis. We will take into account factors including the following for declaration of dividends:

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

The allocation to the statutory common reserve funds is 10% of profit for the year attributable to owners of the company determined in accordance with PRC accounting rules. Under PRC law, our distributable earnings will be equal to our profit for the year attributable to owners of the company determined in accordance with PRC accounting rules or IFRS, whichever is lower, less allocations to the statutory and discretionary funds.

We believe that our dividend policy strikes a balance between two important goals:

•	providing our shareholders with a competitive return on investment; and

•	assuring sufficient reinvestment of profits to enable us to achieve our strategic objectives.

Arrangement for Distribution of the Final Dividends for 2022

After an overall consideration of our operating performance, financial status and cash flows, etc. and in return for the shareholders, the board of directors recommended final dividends of RMB40,265 million in aggregate, representing RMB0.22 per share (inclusive of applicable taxes) for the second half of 2022. The proposed final dividends is subject to the shareholders’ approval at the forthcoming annual general meeting for 2022. The final dividends shall be paid to our shareholders listed on our shareholder register as of the close of business on June 27, 2023. The register of members of H Shares will be closed from June 22, 2023 to June 27, 2023 (both days inclusive) during which period no transfer of H Shares will be registered. In order to be eligible for the final dividends, the holders of our H Share must lodge all share transfer documents together with the relevant share certificates at Hong Kong Securities and Registrar Limited, Shop 1712-1716, Hopewell Centre,

183 Queen’s Road East, Wan Chai, Hong Kong, at or before 4:30 p.m. on June 21, 2023. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the SSE in the afternoon of June 27, 2023 are eligible for the final dividends. The final dividends for A Shares and H Shares (including ADSs) for 2022 will be paid on or about June 28, 2023 and July 28, 2023, respectively.

In accordance with the relevant provisions of the Articles of Association of the Company and relevant laws and regulations, dividends payable to the Company’s shareholders shall be declared in RMB. Dividends payable to the holders of A Shares shall be paid in RMB, and for the A Shares of the Company listed on the SSE and invested by the investors through the HKSE, dividends shall be paid in RMB to the accounts of the nominal shareholders through CSDC. Save for the H Shares of the Company listed on the HKSE and invested by the investors through the SSE and the Shenzhen Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H Shares shall be paid in Hong Kong Dollar. The applicable exchange rate shall be the average of the medium exchange rates for RMB to Hong Kong Dollar as announced by the PBOC in the week prior to the declaration of the dividends at the 2022 general meeting of the Company. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in RMB. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof.

In relation to individual shareholders and securities investment funds holding A Shares of the Company, according to the rules of the Implementation of Differential Individual Income Tax Policies on Dividends and Bonuses of Listed Companies (Cai Shui [2012] No.85) and the Notice of the MOF, the SAT and the CSRC on Issues concerning Differentiated Individual Income Tax Policies on Dividends and Bonuses of Listed Companies (Cai Shui [2015] No.101), when the Company distributes dividends, investors holding the shares of the Company for more than one year shall be temporarily exempted from individual income tax; investors holding the shares of the Company for less than one year (including one year) shall be temporarily exempted from paying individual income tax. When individual shareholders and securities investment funds holding A shares of the Company transfer their shares after the equity registration date, the Shanghai Branch of CSDC will calculate the actual tax payable based on the period of their shareholding, and securities companies and other share custodians will withhold the amount of tax payable from their respective accounts and transfer to the Shanghai Branch of CSDC. The actual tax payable is calculated as follows: if the shareholding period (meaning the duration from the date of public offering or acquiring the Company’s shares from the market to the day before the date of transfer and delivery of the stock) is within one month (including one month), the dividends and bonuses will be fully considered as taxable income, and the actual tax payable will be 20% of the dividends and bonuses; if the shareholding period is more than one month to one year (including one year), 50% of the dividends and bonuses will be considered as taxable income, and the actual tax payable will be 10% of the dividends and bonuses; if the shareholding period exceeds one year, the dividends and bonuses are temporarily exempted from individual income tax.

In relation to Qualified Foreign Institutional Investors (“QFII”) holding A shares of the Company, according to the Notice of the SAT on Issues Concerning the Withholding of Enterprise Income Tax on Dividends, Bonuses and Interests Paid to QFII by Chinese Resident Enterprises (Letter No. 47 [2009] of the SAT), the Company will withhold corporate income tax at the rate of 10%; if the relevant shareholders consider that they are entitled to tax treatment under certain tax treaty (arrangement) in relation to the dividends, such shareholders may file an application for the tax treatment under the tax treaty (arrangement) with the competent tax authority after receiving dividends according to Letter No. 47 [2009] of the SAT.

According to the Law on Corporate Income Tax of the PRC and its implementing rules which came into effect on January 1, 2008, as amended on February 24, 2017 and December 29, 2018, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H Shares of the Company. Any H Shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H Shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedures. The Company will withhold and pay the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on the information registered on the Company’s H Share register of members on June 27, 2023.

According to the applicable requirements of the SAT, the Company is required to withhold and pay the individual income tax for its individual H shareholders and an individual H shareholder is entitled to certain tax preferential treatments according to the tax agreements between the country where the individual H shareholder is resident and China and the provisions in the tax arrangements between China’s mainland and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax on dividend at a rate equal to 10%. For individual H shareholders who are residents of those countries having agreements with China for individual income tax on dividend at a rate lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the applicable provisions of the SAT. For individual H shareholders who are residents of those countries having agreements with China for individual income tax on dividend at a rate higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For individual H shareholders who are residents of those countries without any tax agreements with China or having agreements with China for individual income tax on dividend at a rate of 20% or in other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the individual H shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on June 27, 2023, and will accordingly withhold and pay the individual income tax. If the country of domicile of an individual H shareholder is not the same as the Registered Address, the individual H shareholder shall notify the share registrar of the Company’s H Shares and provide relevant supporting documents on or before 4:30 p.m. June 21, 2023 (address: Hong Kong Registrars Limited, Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the individual H shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H Shares within the period stated above, the Company will determine the country of domicile of the individual H shareholder based on the recorded Registered Address on June 27, 2023.

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in or inaccurate determination of the country of domicile of any shareholder of the Company or any disputes over the withholding and payment of tax.

In accordance with the Notice of the MOF, the SAT and the CSRC on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No.81) which became effective on November 17, 2014 and the Notice of the MOF, the SAT and the CSRC on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shenzhen and Hong Kong Stock Markets (Cai Shui [2016] No. 127) which became effective on December 5, 2016, with regard to the dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the HKSE through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the HKSE through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends earned by the investors (including enterprises and individuals) from investment in the A Shares of the Company listed on SSE through the HKSE, the Company will withhold income tax at the rate of 10%, and file tax withholding returns with the competent tax authority. Where any Hong Kong investor is a tax resident of a foreign country and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or designate a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

Significant Changes

None.

Item 9 — THE OFFER AND LISTING

Trading Market Information

Our ADSs, each representing 100 H Shares, par value RMB1.00 per H Share, had been listed and traded on the NYSE since April 6, 2000 under the symbol “PTR”. Our H Shares have been listed and traded on the HKSE since April 7, 2000 under the symbol “857”. In September 2005, our company issued an additional 3,196,801,818 H Shares. CNPC also sold 319,680,182 state-owned shares it held concurrently with our issuance of new H Shares in September 2005. In October 2007, we issued 4 billion A Shares and these shares were listed on the SSE on November 5, 2007 under the symbol “601857”. Following the issuance of A Shares, all the domestic shares of our company existing prior to the issuance of A Shares, i.e. the shares held by CNPC (our controlling shareholder) in our company, have been registered with CSDC as tradable A Shares. The HKSE and SSE are the principal trading markets for our H Shares and A Shares, respectively. NYSE was the principal trading market for our ADSs. On September 8, 2022, our ADSs were delisted from the NYSE. On October 17, 2022, our ADR program was terminated.

As of December 31, 2022, there were 21,098,900,000 H Shares and 161,922,077,818 A Shares issued and outstanding. As of December 31, 2022, there were 116 registered holders of ADSs evidencing 2,455,897 ADSs representing 245,589,700 H Shares. The depositary of the ADSs is BNYM which provides the ADSs holders with services primarily in connection with cancellation of the ADSs during a term of one year after termination of the ADR program.

Item 10— ADDITIONAL INFORMATION

Memorandum and Articles of Association

Our Articles of Association Currently in Effect

The following is a summary based on the significant provisions of our Articles of Association. For details, you should read our amended and restated Articles of Association furnished to SEC on June 9, 2022.

Objectives and Purposes

We are a joint stock limited company established in accordance with the PRC Company Law and certain other laws and regulations of the PRC. We are registered with the PRC State Administration for Industry and Commerce with a business license number being 1000001003252. Article 10 of our Articles of Association provides that our objectives are to comply with the rules of the market, to continuously explore business models which are suitable for the development of the Company, to fully utilize every resource of the Company, to place emphasis on personnel training and technological development, to provide the society with competitive products, and to use its best endeavors to maximize its profits. For details of our scope of business, please refer to Article 11 of our Articles of Association.

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

Dividends

Dividends shall be paid twice a year. The final dividends of the Company shall be decided by the shareholders by way of an ordinary resolution. The shareholders may by way of an ordinary resolution authorize the board of directors to decide on the interim dividends. The Company may pay any dividends in cash, shares or otherwise in such other way as permitted by laws and regulations. The Company shall pay any such dividends in cash in preference over other methods of payment. The Company shall pay cash dividends for the year in which both the net profit attributable to the owners of the company and the cumulative undistributed profit are positive and so long as the cash flows of the Company may support its normal course of operation and sustainable development. Any such cash dividends shall not be less than 30% of the net profit attributable to the owners of the company for that year. If the shareholders’ general meeting passes motions in connection with the distribution of cash dividends, allotment of bonus shares, or conversion of capital common reserve fund into share capital, the Company shall implement detailed plans thereof within two months after the conclusion of such shareholders’ general meeting. If a shareholder has not claimed his dividends six years after such dividends has been declared in accordance with the Articles of Association, such shareholder is deemed to forfeit his right to claim such dividends.

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

Foreign Exchange Regulation

Currently, RMB is not a freely convertible currency. Exchange and remittance of foreign currencies in China are subject to the supervision of the PRC government’s foreign exchange administrative agencies, such as through filings and/or approval requirements. We maintain a portion of cash and cash equivalents in foreign currencies in the course of our international business, while we receive most of our revenues in RMB. We convert foreign currencies from time to time to meet our foreign currency obligations, including repayment of foreign currency denominated debt, payment of overseas capital expenditures and equity investment, import of oil, gas, equipment and materials, and payment of dividends declared with respect to the H Shares. The requirements of the PRC government such as filings and approvals with respect to foreign exchange transactions may impose restrictions on our international business.

The PRC government has implemented a floating exchange rate system to allow the value of RMB to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. Because a substantial part of our imports and our outbound investments are settled in foreign currencies, the exchange rates between RMB and U.S. dollars and any other relevant foreign currencies may have an effect on our purchase costs and our investment costs.

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

PRC Taxation

Dividends and Individual Investors

Pursuant to the IIT Law, all foreign individuals are subject to a 20% withholding tax on dividends paid by a PRC company on its shares listed overseas, or Overseas Shares, unless specifically exempt by the financial authority of the State Council of the PRC. However, pursuant to the Notice on the Collection of Individual Income Tax after the Abolishment of Guoshuifa [1993] No. 045, or Circular 348, issued by the SAT on June 28, 2011, foreign individual shareholders holding H Shares, or individual H shareholders, in a PRC company listed in Hong Kong may be subject to different levels of withholding taxes on dividends based on the tax treaties of their home countries with China. Individual H shareholders, who are residents of Hong Kong or Macau or who enjoy a 10% tax rate on dividends based on the tax treaties of their home countries with China, are subject to a withholding tax rate of 10% with respect to the H Share dividends they receive. For those individual H shareholders whose home countries have tax treaties with China prescribing a tax rate on dividends lower than 10%, the PRC company, whose shares are held by such individual H shareholders, needs to make tax filings on behalf of the individual H shareholders in order for them to enjoy such tax treatment. For individual H shareholders whose home countries have tax treaties with China prescribing a tax rate on dividends between 10% and 20%, the PRC company, whose shares are held by such individual H shareholders, shall withhold the individual income tax at the agreed-upon tax rate. For individual H shareholders whose home countries have no tax treaties with China or whose home countries have tax treaties with China prescribing a tax rate on dividends higher than 20%, the PRC company shall withhold the tax at a rate of 20%.

Dividends and Foreign Enterprises

Pursuant to the EIT Law and the implementing rules thereunder, the Circular on Issues Concerning the Withholding of Corporate Income Tax by PRC Resident Enterprises from Dividends Payable to H Share Non-resident Corporate Shareholders, and the Measures for the Administration of the Enjoyment by Non-residents of the Treatments under the Treaties, when paying any of its H Share non-resident corporate shareholders any dividends, we withhold the corporate income tax from such dividends at a rate of 10%. For an H Share non-resident corporate shareholder whose home country has a tax treaty with China prescribing a tax rate on dividends lower than 10%, such H Share non-resident corporate shareholder may, by itself or through an agent or us, make filings with the competent taxation authority for the treatment under the applicable tax treaty and present the documents evidencing that such shareholder is qualified to be a beneficial owner as defined under the applicable tax treaty.

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

Under certain treaties, the rate of withholding tax imposed by China’s taxation authorities may be reduced. Pursuant to the Measures for the Administration of the Enjoyment by Non-residents of the Treatments under Applicable Treaties promulgated by the SAT on October 14, 2019, a non-PRC resident may apply the applicable benefit under tax treaties to him/herself when he/she makes tax filings or upon withholding by third parties and no prior approvals of the taxation authorities are required, if such non-PRC resident decides based on his/her own judgement that he/she is entitled to such benefits.

Capital Gains

The IIT Law provides for a capital gains tax of 20% on individuals. The Provisions for Implementing the IIT Law, provides that the measures to levy individual income tax on the gains realized on the sale of shares will be made in the future by the MOF and subject to the approval of the State Council. However, the MOF has not so far promulgated a specific taxation method to levy tax on the capital gains realized by individual holders of H Shares or ADSs from sale of shares. If in the future such specific taxation method is promulgated, an individual holder of H Shares or ADSs may be subject to a 20% tax on capital gains under the IIT Law as amended from time to time, unless exempted or reduced by an applicable double taxation treaty or relevant PRC law or regulation.

Under the EIT Law, capital gains realized by foreign enterprises which are non-resident enterprises in the PRC upon the sale of Overseas Shares by PRC companies are generally subject to a PRC withholding tax levied at a rate of 10%, unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions.

Shanghai-Hong Kong Stock Connect

In April 2014, China launched the Shanghai-Hong Kong Stock Connect Program, which is a cross-border investment channel that connects the SSE and the HKSE. Under the program, investors in each market are able to trade shares on the other market using their local brokers and clearing agencies. In accordance with the current PRC tax policies, foreign investors are temporarily exempt from income tax on capital gains derived from the trading of A Shares under the program and will be subject to a 10% withholding tax on the dividends received under the program. For a shareholder whose home country has tax treaty with China prescribing a tax rate on dividends lower than 10%, such shareholder may by itself or through an agent or the withholding agent, apply to the competent taxation authority for the treatment under the applicable tax treaty and present the documents evidencing that such shareholder is qualified to be a beneficial owner as defined under the applicable tax treaty.

Additional PRC Tax Considerations

Under the Provisional Regulations of the PRC Concerning the Stamp Duty, a stamp duty is not imposed by the PRC on the transfer of shares, such as the H Shares or ADSs, of PRC publicly traded companies that take place outside of China.

United States Federal Income Taxation

The following is a general discussion of the material United States federal income tax consequences of purchasing, owning and disposing of the H Shares or ADSs if you are a U.S. holder, as defined below, and hold the H Shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This discussion does not address all of the tax consequences relating to the purchase, ownership and disposition of the H Shares or ADSs, and does not take into account U.S. holders who may be subject to special rules including:

•	tax-exempt entities;

•	banks, financial institutions, or certain insurance companies;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	U.S. expatriates;

•	U.S. holders liable for alternative minimum tax;

•	U.S. holders that own (directly, indirectly, or constructively) 10% or more of the voting power or value of our equity;

•	U.S. holders that hold as part of a straddle or a hedging or conversion transaction; or

•	U.S. holders whose functional currency is not the U.S. dollar.

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

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds the H Shares or ADSs, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership that holds the H Shares or ADSs, we urge you to consult your tax advisors regarding the consequences of the purchase, ownership and disposition of the H Shares or ADSs.

This discussion does not address any aspects of United States taxation other than federal income taxation.

We urge you to consult your tax advisors regarding the United States federal, state, local and non-United States tax consequences of the purchase, ownership and disposition of the H Shares or ADSs.

In general, for United States federal income tax purposes, U.S. holders who own ADSs (or American depositary receipts evidencing ADSs) will be treated as the beneficial owners of the H Shares represented by those ADSs. Accordingly, the surrender of ADSs in exchange for H Shares (or vice versa) will not result in the realization of gain or loss for United States federal income tax purposes. The following discussion assumes that we are not a passive foreign investment company, or PFIC, as discussed under “PFIC Rules” below.

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

•

a foreign corporation if its stock with respect to which a dividend is paid (or ADSs backed by such stock) is readily tradable on an established securities market within the United States (as determined for United States federal income tax purposes), but does not include an otherwise qualified foreign corporation that is a PFIC in the taxable year that the dividend is paid or in the prior taxable year. We believe that we will be a qualified foreign corporation so long as we are not a PFIC and we are considered eligible for the benefits of the Agreement between the Government of the USA and the Government of the PRC for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the Treaty. Our status as a qualified foreign corporation, however, may change.

Any dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations with respect to dividends received from United States corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

If we make a distribution paid in HK dollars, you will be considered to have received the U.S. dollar value of the distribution determined at the spot HK dollar/ U.S. dollar rate on the date such distribution is received by you or by the depositary, regardless of whether you or the depositary convert the distribution into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in your income to the date you or the depositary convert the distribution into U.S. dollars will be treated as United States source ordinary income or loss for foreign tax credit limitation purposes.

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

Sale, Exchange or Other Disposition

Upon a sale, exchange or other disposition of the H Shares or ADSs, you will recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes. Capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at a reduced rate where the property has been held more than one year. Your ability to deduct capital losses is subject to limitations. If any PRC tax is withheld from your gain on a sale, exchange or other disposition of H Shares or ADSs, as discussed under “—PRC Taxation,” such tax would only be creditable against your United States federal income tax liability to the extent that you have foreign source income. However, in the event that such PRC tax is withheld, a U.S. holder that is eligible for the benefits of the Treaty may be able to treat the gain as foreign source income for foreign tax credit satisfaction purposes. Pursuant to the United States Treasury regulations that apply to foreign income taxes paid or accrued in taxable years beginning on or after December 28, 2021, any such foreign income tax would generally not be eligible for a foreign tax credit unless there is a sufficient nexus between the foreign country imposing the tax and the U.S. holder’s activities. The United States Treasury regulations provide for an exception if the U.S. holder elected benefits under an applicable income tax treaty between the United States and the foreign country imposing the tax. Alternatively, the U.S. holder may take a deduction for foreign income taxes paid or accrued if the U.S. holder elects to deduct (rather than credit) all such taxes paid or accrued during the taxable year. You are urged to consult your tax advisors regarding the United States federal income tax consequences if PRC tax is withheld from your gain on the sale, exchange or other disposition of H Shares or ADSs, including the availability of a foreign tax credit under your particular circumstances.

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

We did not meet the PFIC tests in the taxable year ended December 31, 2022. We believe that we will not meet the PFIC tests in subsequent taxable years either and therefore we will not be treated as a PFIC for such periods. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

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

The foregoing rules with respect to excess distributions and dispositions may be avoided or reduced if you are eligible for and timely make a valid “mark-to-market” election. If your H Shares or ADSs were treated as shares regularly traded on a “qualified exchange” for United States federal income tax purposes and a valid and timely mark-to-market election was made, in calculating your taxable income for each taxable year, you generally would be required to take into account as ordinary income or loss the difference, if any, between the fair market value and the adjusted tax basis of your H Shares or ADSs at the end of your taxable year. However, the amount of loss you would be allowed is limited to the extent of the net amount of previously included income as a result of the mark-to–market election. The NYSE on which the ADSs were traded is a qualified exchange for United States federal income tax purposes.

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

Documents on Display

You may find our annual reports on Form 20-F, the exhibits and other documents filed with the SEC on its website www.sec.gov and our website www.petrochina.com.cn. Upon request, we will provide hardcopies of our annual report on Form 20-F to you free of charge.

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

Annual Report to Security Holders

Our 2022 Annual Report as published on April 21, 2023 and submitted to the HKSE has been furnished to SEC in electronic format under a Form 6-K on the same day in accordance with the EDGAR filer Manual.

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

Interest Rate Risk

Our interest risk exposure arises from changing interest rates. The tables below provide information about our financial instruments including various debt obligations that are sensitive to changes in interest rates. The tables present principal cash flows and related weighted-average interest rates at expected maturity dates. Weighted-average variable rates are based on effective rates as of December 31, 2020, 2021 and 2022. The information is presented in RMB equivalents, our reporting currency.

Foreign Exchange Rate Risk

We conduct our business primarily in RMB. However, a portion of our RMB revenues are converted into other currencies to be used in foreign investment and trading, to meet foreign currency financial instrument obligations and to pay for imported oil, gas, equipment and other materials. Foreign currency payments for imported oil and gas represented 21.6%, 22.1% and 25.1% of our total purchases, services and other expenses in 2020, 2021 and 2022, respectively. These are the main foreign exchange payments of our company.

RMB is not a freely convertible currency. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

The tables below provide information about our financial instruments including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The tables below summarize such information by presenting principal cash flows and related weighted-average interest rates at expected maturity dates in RMB equivalents, using the exchange rates in effect on December 31, 2022.

December 31, 2022

	Expected Maturity Date							Percentage to Total Long-Term Borrowings	Fair Value
	2023	2024	2025	2026	2027	Thereafter	Total
	(RMB equivalent in millions, except percentages)
Long term debt
Loans in RMB
Fixed Rate Loan	1,954	4,224	14,086	115	3,807	1,744	25,930	9.11%	25,000
Average Interest Rate	3.89%	2.58%	4.20%	3.85%	2.35%	3.57%	—	—	—
Variable Rate Loan	28,679	61,162	8,099	2,661	535	10,058	111,194	39.05%	106,953
Average Interest Rate	2.51%	3.00%	3.30%	2.82%	3.86%	3.70%	—	—	—
Loans in Euro
Fixed Rate Loan	—	—	—	—	—	118	118	0.04%	86
Average Interest Rate	2.00%	—	—	—	—	0.10%	—	—	—
Variable Rate Loan	—	—	3,526	—	—	—	3,526	1.24%	3,398
Average Interest Rate	—	—	1.18%	—	—	—	—	—	—
Loans in US$
Fixed Rate Loan	9	9	9	9	9	3,556	3,601	1.26%	2,818
Average Interest Rate	—	—	—	—	—	2.13%	—	—	—
Variable Rate Loan	6,619	7,870	46,823	1,194	—	10	62,516	21.96%	59,629
Average Interest Rate	1.76%	1.41%	4.33%	3.61%	—	5.41%	—	—	—
Loans in Japanese Yen
Fixed Rate Loan	3	2	2	2	—	—	9	0.00%	7
Average Interest Rate	2.10%	2.10%	2.10%	2.10%	—	—	—	—	—
Variable Rate Loan	—	—	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—	—	—
Debentures in US$
Fixed Rate Debentures	—	—	3,468	—	—	—	3,468	1.22%	3,402
Average Interest Rate	—	—	3.75%	—	—	—	—	—	—
Debentures in RMB
Fixed Rate Debentures	4,000	—	—	9,000	2,000	—	15,000	5.27%	14,508
Average Interest Rate	4.88%	—	—	3.57%	5.04%	—	—	—	—
Medium Term Notes in RMB
Fixed Rate Notes	21,000	35,880	2,500	—	—	—	59,380	20.85%	70,969
Average Interest Rate	2.42%	3.59%	2.20%	—	—	—	—	—	—
Total	62,264	109,147	78,513	12,981	6,351	15,486	284,742	100%	286,770

See “Item 3 — Key Information — Risk Factors — Risks Related to Pricing and Exchange Rate”.

Commodity Price Risk

We are engaged in a wide range of petroleum-related activities and purchase certain quantity of oil from the international market to meet our demands. The prices of crude oil and refined products in the international market are affected by various factors such as changes in global and regional politics and economy, the demand and supply of crude oil and refined products, as well as unexpected events and disputes with international repercussions. The domestic crude oil price is determined with reference to the international price of crude oil whereby the domestic refined oil prices adjust with changes in crude oil prices in the international market. We use derivative instruments such as commodity futures, commodity swaps and commodity forwards to hedge some commodity price risks. We have strict internal control requirements with respect to the purpose, types, holding volumes of any derivative instruments as against the inventories, and the transaction process of the derivatives. For a sensitive analysis, please refer to Note 4 to the financial Statements.

See Note 4 to our financial statements and “Item 3 — Key Information — Risk Factors — Risks Related to Pricing and Exchange Rate”.

Item 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees paid by our ADS holders

BNYM, the depositary of our ADR program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may refuse to deliver ADSs or the deposited shares or provide any distributions until its fees for those services are paid.

Persons Depositing or Withdrawing Shares Must Pay:	For:

$5.00 (or less) per 100 ADSs (or portion thereof)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS (or portion thereof)	Any cash distribution to ADS holders

$0.05 (or less) per ADS per calendar year	Depositary services

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Persons Depositing or Withdrawing Shares Must Pay:	For:

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Fees and Payments from the Depositary to Us

In the year ended December 31, 2022, we did not receive any payment from the depositary.

PART II

Item 13 — DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

Item 14— MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITY HOLDERS AND USE OF PROCEEDS

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

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our chairman, president and CFO, our company evaluated the effectiveness of its internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers Zhong Tian LLP (“PwC”), our independent registered public accountant. Please refer to PwC’s Opinions on the Financial Statements and Internal Control over Financial Reporting.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A — AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee is composed of two INEDs, Mr. Cai Jinyong and Mr. Jiang, Simon X., and one non-executive director, Mr. Xie Jun. See “Item 6 — Directors, Senior Management and Employees — Board Practices — Audit Committee”. Mr. Cai Jinyong, our INED, has been confirmed as a “financial expert” as defined in Item 16A of Form 20-F.

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

Item 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

PwC served as our independent accountant for the fiscal year of 2021 and 2022. The office of PwC is located at 11/F, PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai 200021, China.

The following table presents the aggregate fees paid by us (not including our subsidiaries) for professional audit services, tax and other services rendered by PwC to us for the years ended December 31, 2021 and 2022, respectively.

	2021	2022
	RMB in millions
Audit fees	47	47
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

Total	47	47

The remuneration above did not include fees paid by our subsidiaries to PwC and its network firms. For 2022, our subsidiaries paid a total of RMB39 million to PwC and its network firms which primarily included audit fees of RMB35 million, tax fees of RMB1 million, and other service fees of RMB3 million.

For 2021, our subsidiaries paid a total of RMB41 million to PwC and its network firms which primarily included audit fees of RMB34 million, audit-related fees of RMB2 million, tax fees of RMB2 million, and other service fees of RMB3 million.

See Note 7 to our financial statements prepared in accordance with IFRS included elsewhere in this annual report for detailed information about auditor’s remuneration.

Audit Committee Pre-approved Policies and Procedures

Currently, all services to be provided by our independent registered public accountant must be pre-approved by our audit committee.

During the year ended December 31, 2022, services relating to all non-audit related fees provided to us by PwC were approved by our audit committee in accordance with the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D — EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F — CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G — CORPORATE GOVERNANCE

Not applicable.

Item 16H — MINE SAFETY DISCLOSURE

Not applicable.

Item 16I — DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

On May 26, 2022, following our filing with the SEC on April 29, 2022 of our annual report on 20-F for the year ended December 31, 2021, the SEC identified us as a “Commission-Identified Issuer” pursuant to the HFCAA and the rules of the SEC implementing the HFCAA. We were so identified because the PCAOB had reported to the SEC on December 16, 2021 that it had been unable to completely inspect or investigate audit firms in the mainland of China and Hong Kong, including PwC, our independent auditor, because of the positions taken by authorities in the mainland of China and Hong Kong. On December 15, 2022, the PCAOB reported to the SEC that it had been able to secure complete access to inspect and investigate the audit firms in the mainland of China and Hong Kong and therefore it vacated its previous determinations to the contrary.

As of March 31, 2023, CNPC held 82.62% of our shares and it holds a controlling financial interest in us. CNPC is directly owned by the SASAC. Please see “Item 4 — Information on the Company — Our Corporate Organization Structure”.

For those directors who are CPC members, please see the biographies under “Item 6 — Directors, Senior Management and Employees — Directors, Senior Management and Supervisors”.

Article 8 and Article 105 in our Articles of Association are in connection with the charter of the CPC. Please refer to our Articles of Association filed as Exhibit 1.1 to this annual report on Form 20-F.

PART III

Item 17— FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18 — FINANCIAL STATEMENTS

See page F-pages following Item 19.

Item 19 — EXHIBITS

(a) See Item 18 for a list of the financial statements as part of this annual report.

(b) Exhibits to this annual report.

Exhibit Number	Description of Exhibits

1.1	Articles of Association (as amended on June 9, 2022) (English translation)(3)

2.1*	A description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

4.1	Non-competition Agreement between CNPC and PetroChina (English translation) (1)

4.2	Trademark Licensing Contract between CNPC and PetroChina (English translation) (1)

4.3	Patent and Proprietary Technology Licensing Contract between CNPC and PetroChina (English translation) (1)

4.4	Computer Software Licensing Contract between CNPC and PetroChina (English translation) (1)

4.5	Contract for Transfer of Rights under Production Sharing Contracts between CNPC and PetroChina (English translation)(1)

4.6	Contract for the Supervision of Certain Sales Enterprises between CNPC and PetroChina (English translation) (1)

4.7	Comprehensive Products and Services Agreement, dated August 27, 2020, between CNPC and PetroChina (English translation)(4)

4.8	Letter of Confirmation regarding the Land Use Rights Lease Agreement and Building Lease Agreement, dated August 27, 2020, between CNPC and PetroChina (English translation) (4)

4.9	Production and Operation Agreement between PipeChina and PetroChina (English Translation)(4)

8.1*	List of major subsidiaries

11.1	Code of Ethics for Senior Management (2)

11.2	Code of Ethics for Employees (2)

12.1*	Certification of Chairman required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of President required by Section 302 of the Sarbanes-Oxley Act of 2002

12.3*	Certification of CFO required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of Chairman required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Exhibits

13.2**	Certification of President required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.3**	Certification of CFO required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Reserves Report of DeGolyer and MacNaughton for 2022

15.2*	Reserves Audit Report of DeGolyer and MacNaughton for 2022

15.3*	Reserves Report of Ryder Scott for 2022

15.4*	Reserves Report of GLJ Petroleum Consultants for 2022

15.5*	Reserves Report of McDaniel & Associates Consultants, Ltd. for 2022

15.6*	Consent letter of KWM, as PRC counsel

15.7*	Consent letter of KWM, as HK counsel

101.INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL

104*	CoverPage Interactive Data File (embedded within the Inline XBRL document)

*	Filed as exhibits to this Form 20-F.
**	Furnished as exhibits to this Form 20-F.
(1)	Paper filing; incorporated into this annual report by reference to our Registration Statement on Form F-1 (File No. 333-11566) filed with the Commission, as declared effective on March 29, 2000.
(2)	Incorporated into this annual report by reference to the exhibits to Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-15006).
(3)	Incorporated into this annual report by reference to Exhibit 99.2 to Form 6-K (File No. 1-15006) furnished to the Commission on June 10, 2022.
(4)	Incorporated into this annual report by reference to the exhibits to Form 20-F for the fiscal year ended December 31, 2020 (File No. 1-15006).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Very truly yours,

/s/ WANG Hua
Name:	WANG Hua
Title:	CFO and Secretary to Board of Directors

Date: April 28, 2023

INDEX OF CONSOLIDATED FINANCIAL STATEMENTS

Page
PetroChina Company Limited and its Subsidiaries
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm – KPMG Huazhen LLP, Beijing, the People’s Republic of China (PCAOB ID: 1186)	F-2
Report of Independent Registered Public Accounting Firm – PricewaterhouseCooper Zhongtian LLP, Shanghai, the People’s Republic of China (PCAOB ID: 1424)	F-3
Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020	F-6
Consolidated Statements of Financial Position as of December 31, 2022 and 2021	F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020	F-9
Consolidated Statements of Changes in Equity for the years ended December 31, 2022, 2021 and 2020	F-11
Notes to the Financial Statements	F-12
Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited)	F-69

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
PetroChina Company Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of comprehensive income, cash flows and changes in equity of PetroChina Company Limited and subsidiaries (the “Company”) for the year ended December 31, 2020, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.
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
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ KPMG Huazhen LLP
We served as the Company’s auditor from 2013 to 2021.
Beijing, China
April 29, 2021

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of PetroChina Company Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of PetroChina Company Limited and its subsidiaries (the “Company”) as of December 31, 2022 and December 31, 2021, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control — Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated
financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and December 31, 2021, and the results of its operation and its cash flow for each of the two years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control — Integrated Framework
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
Recoverability of the carrying amount of oil and gas properties
As described in Note 5 and 16 to the consolidated financial statements, the net book value of oil and gas properties as included in property, plant and equipment amounted to RMB 832,610 million as at 31 December 2022, and impairment loss of RMB 14,750 million was recorded for the year ended 31 December 2022. Uncertainty in future oil prices, future production costs, changes in operating conditions and the economic outlook gave rise to possible indicators that the carrying amount of the oil and gas properties as at December 31, 2022 might be impaired. Management has adopted value in use as the respective recoverable amounts of oil and gas properties, which involved key estimations or assumptions related to future crude oil prices, future costs, future production volumes and discount rates.
The principal considerations for our determination that performing procedures relating to recoverability of the carrying amount of oil and gas properties is a critical audit matter are the significance of the carrying amount of oil and gas properties as at 31 December 2022, together with the significant estimates and judgements by management in the use of key estimates or assumptions in determining recoverable amounts for oil and gas properties. We had placed our audit emphasis on this matter.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included obtaining an understanding of the management’s internal control and assessment process of impairment of oil and gas properties and evaluating and testing the key controls relating to the determination of recoverable amounts of oil and gas properties. These procedures also included assessing the appropriateness of the method used to determine recoverable amounts, including the methodology adopted in the discounted cash flow projections, testing mathematical accuracy of the projections, and the completeness, accuracy, and relevance of underlying data used in the projections. Evaluating the significant assumptions relating to the key assumptions in discounted cash flow projections will involve (i) comparing estimates of future crude oil prices adopted by the management against a range of published crude oil price forecasts, (ii) comparing the future cost profiles against historical costs or relevant budgets of the management or relevant industry data, (iii) comparing the future production profiles against the oil and gas reserve estimation report approved by the management, evaluating the competence, capability and objectivity of the management’s experts engaged in estimating the oil and gas reserves, and assessing key estimations or assumptions used in the reserve estimation, by reference to historical data, management plans and/or relevant industry data. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of discount rates adopted by the management.

/s/ PricewaterhouseCoopers Zhong Tian LLP Shanghai, the People’s Republic of China April 28, 2023
We have served as the Company’s auditor since 2021.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2022, 2021 and 2020
(Amounts in millions, except for the per share data)

	Notes	2022	2021	2020
		RMB	RMB	RMB
REVENUE	6	3,239,167	2,614,349	1,933,836

OPERATING EXPENSES
Purchases, services and other		(2,213,080)	(1,770,019)	(1,267,797)
Employee compensation costs	8	(163,073)	(154,835)	(147,604)
Exploration expenses, including exploratory dry holes		(27,074)	(24,248)	(19,333)
Depreciation, depletion and amortization		(238,036)	(231,269)	(213,875)
Selling, general and administrative expenses		(59,529)	(57,802)	(64,345)
Taxes other than income taxes	9	(278,055)	(228,003)	(195,850)
Other (expense)/ income, net		(43,660)	12,980	50,905

TOTAL OPERATING EXPENSES		(3,022,507)	(2,453,196)	(1,857,899)

PROFIT FROM OPERATIONS		216,660	161,153	75,937

FINANCE COSTS
Exchange gain		23,772	13,377	14,387
Exchange loss		(25,590)	(12,839)	(14,279)
Interest income		4,738	2,984	3,023
Interest expense	10	(21,554)	(19,739)	(26,528)

TOTAL NET FINANCE COSTS		(18,634)	(16,217)	(23,397)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES		15,251	13,267	3,533

PROFIT BEFORE INCOME TAX EXPENSE	7	213,277	158,203	56,073
INCOME TAX EXPENSE	12	(49,295)	(43,507)	(22,588)

PROFIT FOR THE YEAR		163,982	114,696	33,485

OTHER COMPREHENSIVE INCOME
Item that will not be reclassified to profit or loss
Fair value changes in equity investment measured at fair value through other comprehensive income		(116)	232	113
Currency translation differences		6,201	(2,045)	(6,893)
Items that are or may be reclassified subsequently to profit or loss
Gains on cash flow hedges		11,273	—	—
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method		654	(4)	(441)
Currency translation differences		3,758	(2,684)	(3,909)

OTHER COMPREHENSIVE INCOME, NET OF TAX		21,770	(4,501)	(11,130)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		185,752	110,195	22,355

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company	13	149,380	92,170	19,006
Non-controlling interests		14,602	22,526	14,479

		163,982	114,696	33,485

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		165,050	89,561	14,634
Non-controlling interests		20,702	20,634	7,721

		185,752	110,195	22,355

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY(RMB)	14	0.82	0.50	0.10

The accompanying notes are an integral part of these financial statements.

F-
6

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2022 and 2021
(Amounts in millions)

	Notes	December 31,2022	December 31,2021
		RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment	16	1,492,513	1,459,296
Investments in associates and joint ventures	17	269,569	265,785
Equity investments measured at fair value through other comprehensive income	18	943	1,168
Right-of-use assets	20	203,065	208,606
Intangible and other non-current assets	21	69,813	66,344
Deferred tax assets	33	19,699	12,161
Time deposits with maturities over one year		4,016	8,064

TOTAL NON-CURRENT ASSETS		2,059,618	2,021,424

CURRENT ASSETS
Inventories	22	167,751	143,848
Accounts receivable	23	72,028	52,746
Derivative financial instruments	24	21,133	3,913
Prepayments and other current assets	25	119,654	112,820
Financial assets at fair value through other comprehensive income	26	4,376	3,975
Financial assets at fair value through profit or loss		3,876	—
Time deposits with maturities over three months but within one year		33,859	26,747
Cash and cash equivalents	27	191,190	136,789

TOTAL CURRENT ASSETS		613,867	480,838

F-
7

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION — (CONTINUED)
As of December 31, 2022 and 2021
(Amounts in millions)

	Notes	December 31,2022	December 31,2021
		RMB	RMB
CURRENT LIABILITIES
Accounts payable and accrued liabilities	28	372,369	299,121
Contract liabilities	29	77,337	78,481
Income taxes payable		16,471	9,915
Other taxes payable		37,043	66,859
Short-term borrowings	30	100,639	53,275
Derivative financial instruments	24	11,146	3,881
Lease liabilities	20	7,560	6,626
Financial liabilities at fair value through profit or loss		1,698	—

TOTAL CURRENT LIABILITIES		624,263	518,158

NET CURRENT LIABILITIES		(10,396)	(37,320)

TOTAL ASSETS LESS CURRENT LIABILITIES		2,049,222	1,984,104

EQUITY

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	31	183,021	183,021
Retained earnings		853,585	771,980
Reserves	32	332,721	308,560

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,369,327	1,263,561
NON-CONTROLLING INTERESTS		168,526	145,308

TOTAL EQUITY		1,537,853	1,408,869

NON-CURRENT LIABILITIES
Long-term borrowings	30	222,478	287,175
Asset retirement obligations	34	142,081	129,405
Lease liabilities	20	118,200	123,222
Deferred tax liabilities	33	21,016	26,638
Other long-term obligations		7,594	8,795

TOTAL NON-CURRENT LIABILITIES		511,369	575,235

TOTAL EQUITY AND NON-CURRENT LIABILITIES		2,049,222	1,984,104

The accompanying notes are an integral part of these financial statements.

F-
8

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022, 2021 and 2020
(Amounts in millions)

	2022	2021	2020
	RMB	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the year	163,982	114,696	33,485
Adjustments for:
Income tax expense	49,295	43,507	22,588
Depreciation, depletion and amortization	238,036	231,269	213,875
Capitalized exploratory costs charged to expense	14,118	12,557	8,934
Safety fund reserve	(691)	(1,750)	(1,505)
Share of profit of associates and joint ventures	(15,251)	(13,267)	(3,533)
Accrual of provision for impairment of receivables, net	1,625	415	343
Write down in inventories, net	8,567	580	8,151
Impairment of other non-current assets	4,653	465	—
Loss on disposal and scrap of property, plant and equipment	20,726	18,959	5,398
(Gain)/loss on disposal and scrap of other non-current assets	(479)	587	(1,142)
Loss/(gain) on disposal of subsidiaries	185	(3,575)	(1,242)
Gain on Pipeline restructuring	—	(18,320)	(46,946)
Fair value loss	2,464	—	—
Dividend income	(15)	(17)	(25)
Interest income	(4,738)	(2,984)	(3,023)
Interest expense	21,554	19,739	26,528
Changes in working capital:
Accounts receivable, prepayments and other current assets	(20,127)	(8,265)	14,751
Inventories	(32,470)	(15,889)	43,645
Accounts payable and accrued liabilities	7,504	2,251	8,410
Contract liabilities	(1,144)	(12,996)	8,987

CASH FLOWS GENERATED FROM OPERATIONS	457,794	367,962	337,679
Income taxes paid	(64,026)	(26,493)	(19,104)

NET CASH FLOWS FROM OPERATING ACTIVITIES	393,768	341,469	318,575

The accompanying notes are an integral part of these financial statements.

F-
9

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (CONTINUED)
For the Years Ended December 31, 2022, 2021 and 2020
(Amounts in millions)

	2022	2021	2020
	RMB	RMB	RMB
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(243,349)	(261,617)	(248,376)
Acquisition of investments in associates and joint ventures	(1,396)	(387)	(2,599)
Prepayments on long-term leases	—	—	(3,048)
Acquisition of intangible assets and other non-current assets	(1,524)	(3,946)	(5,303)
Acquisition of subsidiaries	(460)	(1,822)	(1,947)
Acquisition of financial assets at fair value through profit or loss	(2,830)	—	—
Proceeds from disposal of property, plant and equipment	(364)	2,746	1,195
Proceeds from disposal of other non-current assets	2,830	4,183	2,224
Proceeds from Pipeline restructuring	3,445	31,074	80,621
Interest received	3,001	2,836	2,532
Dividends received	10,740	12,274	4,778
(Increase)/decrease in time deposits with maturities over three months	(3,064)	1,627	(12,063)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(232,971)	(213,032)	(181,986)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(800,692)	(758,307)	(797,892)
Repayments of long-term borrowings	(90,637)	(78,127)	(219,770)
Repayments of lease liabilities	(12,730)	(13,016)	(12,794)
Interest paid	(12,298)	(12,821)	(16,700)
Dividends paid to non-controlling interests	(9,547)	(16,508)	(14,264)
Dividends paid to owners of the Company	(54,686)	(39,866)	(28,078)
Cash paid to acquire non-controlling interests	—	(22)	(2)
Increase in short-term borrowings	784,049	681,258	751,157
Increase in long-term borrowings	82,299	128,834	238,335
Cash contribution from non-controlling interests	529	673	613
Capital reduction in subsidiaries paid to non-controlling interests	—	(69)	(5)

NET CASH FLOWS USED FOR FINANCING ACTIVITIES	(113,713)	(107,971)	(99,400)

TRANSLATION OF FOREIGN CURRENCY	7,317	(2,308)	(4,967)

Increase in cash and cash equivalents	54,401	18,158	32,222
Cash and cash equivalents at beginning of the year	136,789	118,631	86,409

Cash and cash equivalents at end of the year	191,190	136,789	118,631

The accompanying notes are an integral part of these financial statements.

F-
10

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2022, 2021 and 2020
(Amounts in millions)

	Attributable to owners of the Company				Non- controlling Interests	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2020	183,021	743,124	304,011	1,230,156	214,149	1,444,305
Profit for the year ended December 31, 2020	—	19,006	—	19,006	14,479	33,485
Other comprehensive income for the year ended December 31, 2020	—	—	(4,372)	(4,372)	(6,758)	(11,130)
Special reserve-safety fund reserve	—	—	(1,633)	(1,633)	128	(1,505)
Transfer to reserves	—	(6,275)	6,275	—	—	—
Dividends	—	(28,078)	—	(28,078)	(14,827)	(42,905)
Transaction with non-controlling interests in subsidiaries	—	—	—	—	(2)	(2)
Capital contribution from non-controlling interests	—	—	2	2	823	825
Pipeline restructuring	—	—	—	—	(57,425)	(57,425)
Acquisition of subsidiaries	—	—	1	1	1,186	1,187
Disposal of subsidiaries	—	—	—	—	(489)	(489)
Other	—	178	(102)	76	199	275

Balance at December 31, 2020	183,021	727,955	304,182	1,215,158	151,463	1,366,621

Balance at January 1, 2021	183,021	727,955	304,182	1,215,158	151,463	1,366,621

Profit for the year ended December 31, 2021	—	92,170	—	92,170	22,526	114,696
Other comprehensive income for the year ended December 31, 2021	—	—	(2,609)	(2,609)	(1,892)	(4,501)
Special reserve-safety fund reserve	—	—	(1,579)	(1,579)	(171)	(1,750)
Transfer to reserves	—	(8,413)	8,413	—	—	—
Dividends	—	(39,866)	—	(39,866)	(15,975)	(55,841)
Transaction with non-controlling interests in subsidiaries	—	—	(15)	(15)	(19)	(34)
Capital contribution from non-controlling interests	—	—	—	—	1,059	1,059
Acquisition of subsidiaries	—	—	—	—	769	769
Disposal of subsidiaries	—	—	—	—	(12,380)	(12,380)
Other	—	134	168	302	(72)	230

Balance at December 31, 2021	183,021	771,980	308,560	1,263,561	145,308	1,408,869

Balance at January 1, 2022	183,021	771,980	308,560	1,263,561	145,308	1,408,869

Profit for the year ended December 31, 2022	—	149,380	—	149,380	14,602	163,982
Other comprehensive income for the year ended December 31, 2022	—	—	15,670	15,670	6,100	21,770
Special reserve-safety fund reserve	—	—	(741)	(741)	50	(691)
Transfer to reserves	—	(12,987)	12,987	—	—	—
Dividends	—	(54,686)	—	(54,686)	(9,709)	(64,395)
Capital contribution from non-controlling interests	—	—	3	3	11,125	11,128
Acquisition of subsidiaries	—	—	—	—	634	634
Disposal of subsidiaries	—	—	—	—	7	7
Other	—	(102)	(3,758)	(3,860)	409	(3,451)

Balance at December 31, 2022	183,021	853,585	332,721	1,369,327	168,526	1,537,853

The accompanying notes are an integral part of these financial statements.

F-
11

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
The Group is principally engaged in (i) the exploration, development, transportation and production and marketing of crude oil and natural gas, and new energy business; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products, and new materials business; (iii) the marketing of refined products and non-oil
products, and trading business; and (iv) the transportation and the sale of natural gas (Note 40).

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

(a)	New and amended standards and interpretations adopted by the Group
The IASB has issued the following amendments to IFRSs that are first effective for the current accounting period of the Group:

•	Rent Concessions Extension of the practical expedient — Amendments to IFRS 16

•	Reference to the Conceptual Framework — Amendments to IFRS 3

•	Property, Plant and Equipment: Proceeds before Intended Use — Amendments to IAS 16

•	Onerous Contracts — Cost of Fulfilling a Contract — Amendments to IAS 37

•	Annual Improvements to IFRS Standards 2018-2020

F-1
2

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

These amendments listed above have no material impact on the Group for the December 31, 2022 reporting period.

(b)	New and amended standards and interpretations not yet adopted by the Group
Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for the December 31, 2022 reporting period and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

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

F-1
3

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
Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss and is tested for impairment as part of the overall balance. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the fair value of net identifiable assets of the acquired associate at the date of acquisition. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group. The gain or loss resulting from a downstream transaction involving assets that constitute a business, as defined in IFRS 3, between the Group and its associate or joint ve
n
ture is recognized in full in the consolidated financial statement.
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
A listing of the Group’s principal joint ventures is shown in Note 17.

(d)	Investments in joint operations
A joint operation is a joint arrangement whereby the Group and other joint operators that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

F-1
4

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

The Group recognises items related to its interest in a joint operation as follows:

•	its assets, including its share of any assets held jointly;

•	its liabilities, including its share of liabilities incurred jointly;

•	its revenue from the sale of its share of the output arising from the joint operation;

•	its share of the revenue from the sale of the output by the joint operation; and

•	its expenses, including its share of any expenses incurred jointly.

(e)	Transactions with non-controlling interests
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

(f)	Foreign currencies
Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Most assets and operations of the Group are located in the PRC (Note 40), and the functional currency of the Company and most of the consolidated subsidiaries is the Renminbi (“RMB”). The consolidated financial statements are presented in the presentation currency of RMB.
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

F-1
5

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

6

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
Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil and gas properties and are subject to impairment review (Note 3(
g
)). For exploratory wells that are found to have economically viable reserves in areas where major capital expenditure will be required before production can commence, the related well costs remain capitalized only if additional drilling is underway or firmly planned. Otherwise the related well costs are expensed as dry holes. The Group does not have any significant costs of unproved properties capitalized in oil and gas properties.
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

F-
17

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

(j)	Financial instruments

(a)	Recognition and initial measurement
Accounts receivable and debt securities issued are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Group becomes a party to the contractual provisions of the instrument.
A financial asset (unless it is a accounts receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at Fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. An accounts receivable without a significant financing component is initially measured at the transaction price.

(b)	Classification and subsequent measurement
On initial recognition, a financial asset is classified as measured at: amortised cost; Fair value through other comprehensive income (“FVOCI”) — debt investment; FVOCI — equity investment; or FVTPL.
Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.
A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

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
basis.
All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets.
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

F-
18

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
Detailed accounting policies for subsequent measurement of financial assets are set out below:

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.

Financial assets at amortised cost	These assets are subsequently measured at amortised cost using the effective interest method. The amortised cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

(c)	Derecognition
Financial assets
The Group derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.
The Group enters into transactions whereby it transfers assets recognised in its consolidated statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognised.
Financial liabilities
The Group derecognises a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value.

F-
19

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash
assets transferred or liabilities assumed) is recognised in profit or loss.

(d)	Offsetting
Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

(e)	Derivative financial instruments and hedge accounting
Derivative financial instruments are recognised initially at fair value. At each date of the statement of financial position, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for hedge accounting.
Hedge accounting is a method which recognises the offsetting effects on profit or loss (or other comprehensive income) of changes in the fair values of the hedging instrument and the hedged item in the same accounting period, to represent the effect of risk management activities.
Hedged items are the items that expose the Group to risks of changes in future fair value or future cash flows and that are designated as being hedged and that must be reliably measurable. The Group’s hedged items include a forecast transaction that is settled with an undetermined future market price and exposes the Group to risk of variability in cash flows, etc.
A hedging instrument is a designated derivative whose changes in fair value or cash flows are expected to offset changes in fair value or cash flows of the hedged item.
The hedging relationship meets all of the following hedge effectiveness requirements:

(i)	There is an economic relationship between the hedged item and the hedging instrument, which shares a risk and that gives rise to opposite changes in fair value that tend to offset each other.

(ii)	The effect of credit risk does not dominate the value changes that result from that economic relationship.

(iii)
The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item. However, that designation does not reflect an imbalance between the weightings of the hedged item and the hedging instrument.

Cash flow hedges
Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, a recognised asset or liability or a highly probable forecast transaction, and could affect profit or loss. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.

F-20

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

As long as a cash flow hedge meets the qualifying criteria for hedge accounting, the separate component of equity associated with the hedged item (cash flow hedge reserve) is adjusted to the lower of the following (in absolute amounts):
(i) The cumulative gain or loss on the hedging instrument from inception of the hedge; and
(ii) The cumulative change in fair value (present value) of the hedged item (i.e. the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge.
The gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in other comprehensive income.
The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.
The amount that has been accumulated in the cash flow hedge reserve shall be accounted for as follows:
(i) If a hedged forecast transaction subsequently results in the recognition of a non-financial
asset or
non-financial
liability, or a hedged forecast transaction for a
non-financial
asset or a
non-financial
liability becomes a firm commitment for which fair value hedge accounting is applied, the entity removes that amount from the cash flow hedge reserve and include it directly in the initial cost or other carrying amount of the asset or the liability.
(ii) For cash flow hedges, other than those covered by the preceding policy statements, that amount is reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the hedged expected future cash flows affect profit or loss.
(iii) If the amount that has been accumulated in the cash flow hedge reserve is a loss and the Group expects that all or a portion of that loss will not be recovered in one or more future periods, the Group immediately reclassifies the amount that is not expected to be recovered into profit or loss.
An entity shall discontinue hedge accounting prospectively only when the hedging relationship (or a part of a hedging relationship) ceases to meet the qualifying criteria such as situations as follows:
(i) When the hedging relationship no longer meets the risk management objective on the basis of which it qualified for hedge accounting (i.e. the entity no longer pursues that risk management objective);
(ii) When a hedging instrument expires or is sold, terminated, exercised;
(iii) There is no longer an economic relationship between the hedged item and the hedging instrument or the effect of credit risk starts to dominate the value changes that result from that economic relationship
(iv) When the hedging relationship no longer meets other criteria for hedge accounting.
When an entity discontinues hedge accounting for a cash flow hedge, it shall account for the amount that has been accumulated in the cash flow hedge reserve as follows:
(i) If the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve and is accounted for as cash flow hedges.

F-21

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

(ii) If the hedged future cash flows are no longer expected to occur, that amount shall be immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment. A hedged future cash flow that is no longer highly probable to occur may still be expected to occur.

(k)	Impairment for financial assets
The Group recognizes loss allowances for expected credit losses (“ECLs”) on:

–	financial assets measured at amortized cost;

–	debt investments measured at FVOCI; and

–	contract assets.
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

(l)	Leases

(a)	As a lessee
At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices.

F-2
2

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

F-2
3

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
If an arrangement contains lease and
non-lease
components, then the Group applies IFRS 15 to allocate the consideration in the contract.
The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of “other revenue”.

(m)	Inventories
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

(n)	Contract costs
Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfil a contract with a customer which are not capitalized as inventory (Note 3(m)), property, plant and equipment (Note 3(g)), oil and gas properties (Note 3(h)) or intangible assets (Note 3(i)).
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

F-2
4

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Amortization of capitalized contract costs is charged to profit or loss when the revenue to which the asset relates is recognized.

(o)	Contract assets and contract liabilities
A contract asset is recognized when the Group recognizes revenue before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets are assessed for ECLs in accordance with the policy set out in Note 3(k) and are reclassified to receivables when the right to the consideration has become unconditional (Note 3(p)).
A contract liability is recognized when the customer pays consideration before the Group recognizes the related revenue. A contract liability would also be recognized if the Group has an unconditional right to receive consideration before the Group recognizes the related revenue. In such cases, a corresponding receivable would also be recognized (Note 3(p)).
When the contract includes a significant financing component, the contract balance includes interest accrued under the effective interest method (Note 3(u)).

(p)	Accounts receivable
Accounts receivable are recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due (Note 3(o)).
Receivables are stated at amortized cost using the effective interest method less allowance for credit losses (Note 3(k)).

(q)	Cash and cash equivalents
Cash and cash equivalents comprise cash in hand, deposits held with banks and highly liquid investments with original maturities of three months or less from the time of purchase.

(r)	Accounts payable
Accounts payable are recognized initially at fair value and subsequently measured at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(s)	Borrowings
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

F-2
5

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Borrowings are classified as current liabilities unless the Group has unconditional rights to defer settlements of the liabilities for at least 12 months after the reporting period.

(t)	Share capital
Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12 “Income Taxes”.

(u)	Interest income and interest expense
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

(v)	Taxation
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

6

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

(w)	Revenue recognition
Income is classified by the Group as revenue when it arises from the the sale of crude oil, natural gas, refined products, chemical products, non-oil
products, etc., and the provision of services in the ordinary course of the Group’s business.
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

(x)	Provisions
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

F-
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

(y)	Research and development
Research expenditure incurred is recognized as an expense. Costs incurred on development projects are recognized as intangible assets to the extent that such expenditure is expected to generate future economic benefits.

(z)	Retirement benefit plans
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

(aa)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:
(i) has control or joint control over the Group;
(ii) has significant influence over the Group; or
(iii) is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:
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

F-
28

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
(viii)The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.
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
30
.

(iii)	Price risk
The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favorable or unfavorable impacts on the Group.
The Group uses derivative financial instruments, including commodity futures, commodity swaps and commodity forwards
, to hedge some price risks efficiently.

F-
29

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

As at 31 December 2022, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as hedges. As at 31 December 2022, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB 20,988 (2021: RMB
3,913)
and derivative financial liabilities of RMB 10,941 (2021: RMB 3,881).
As at 31 December 2022, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would decrease/
increase

th
e Group’s profit for the year by approximately RMB 331 (2021: increase/decrease RMB 2,104), and would decrease/
increase the Group’s other
comprehensive income
for the year by approximately RMB 1,074 (2021: Nil). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk.

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
30
and Note 20.

4.2	Capital management
The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimize returns for owners and to minimize its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

F-3
0

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings / (interest-bearing borrowings + total equity), interest-bearing borrowings include short-term and long-term borrowings. The gearing ratio at December 31, 2022 is 17.4% (December 31, 2021: 19.5%).

4.3	Fair value estimation
The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2022 and 2021 are disclosed in the respective accounting policies.
The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash and cash equivalents, time deposits with maturities over three months but within one year, accounts receivable, other receivables, trade payables, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings is presented in Note
30
.
The Group’s investments in FVTPL, derivative financial instruments and FVOCI are measured at fair value on the balance sheet date. The fair value of FVTPL are categorised into Level 1 of the fair value hierarchy, which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques. The fair value of derivative financial instruments are mainly categorised into Level 1 and Level 2 of the fair value hierarchy, which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques, or the inputs other than quoted prices included within Level 1 that are observable either directly or indirectly. Bills receivable in FVOCI are mainly categorised into Level 3 of the fair value hierarchy, which are based on that bills receivable are mainly short-term bills of acceptance issued by banks, and their fair values approximate the face values of the bills. The equity investments in FVOCI that are not held for trading are measured at fair value at the end of the reporting period. The fair value of such equity investments are mainly categorised into Level 1 of the fair value hierarchy, which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques.

F-3
1

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

As of December 31, 2022, financial assets and financial liabilities continuing to be measured at fair value are listed as follows in three levels:

	Level 1 RMB	Level 2 RMB	Level 3 RMB	Total RMB
Financial assets
Financial assets at fair value through profit or loss:
— Financial assets at fair value through profit or loss	3,876	—	—	3,876
Derivative financial instruments:
— Derivative financial assets	14,508	6,625	—	21,133
Financial assets at fair value through other comprehensive income:
— Bills receivable	—	—	4,376	4,376
— Other Investments	623	—	320	943

	19,007	6,625	4,696	30,328

Financial liabilities
Financial liabilities at fair value through profit or loss
— Financial liabilities at fair value through profit or loss	1,698	—	—	1,698
Derivative financial instruments:
— Derivative financial liabilities	983	10,163	—	11,146

	2,681	10,163	—	12,844

As of December 31, 2021, financial assets and financial liabilities continuing to be measured at fair value are listed as follows in three levels:

	Level 1 RMB	Level 2 RMB	Level 3 RMB	Total RMB
Financial assets
Derivative financial instruments:
— Derivative financial assets	2,625	1,288	—	3,913
Financial assets at fair value through other comprehensive income:
— Bills receivable	—	—	3,975	3,975
— Other Investments	905	—	263	1,168

	3,530	1,288	4,238	9,056

Financial liabilities
Derivative financial instruments:
— Derivative financial liabilities	726	3,155	—	3,881

	726	3,155	—	3,881

The Group uses discounted cash flow model with inputted interest rate and commodity index, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the bills receivable classified as Level 3 financial assets.

F-3
2

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

F-3
3

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
Revenue represents revenues from the sale of crude oil, natural gas, refined products, chemical products, non-oil
products, etc., and from the transportation of crude oil and natural gas. Revenue from contracts with customers is mainly recognized at a point in time. The revenue information for the year ended December 31, 2022, 2021 and 2020 are as follows:

2022 Type of contract	Oil, Gas and New Energy Resource	Refining, Chemicals and New Material	Marketing	Natural Gas Sales	Head Office and Other	Total
Type of goods and services
Crude oil	667,205	—	813,328	—	—	1,480,533
Natural gas	151,241	—	553,551	482,590	—	1,187,382
Refined products	—	938,829	880,682	—	—	1,819,511
Chemical products	—	219,089	60,872	—	—	279,961
Pipeline transportation business	—	—	—	829	—	829
Non-oil sales in gas stations	—	—	30,590	—	—	30,590
Others	110,550	6,515	432,103	35,730	5,452	590,350
Intersegment elimination	(777,846)	(827,572)	(520,502)	(22,156)	(3,210)	(2,151,286)

Revenue from contracts with customers	151,150	336,861	2,250,624	496,993	2,242	3,237,870

Other revenue	283	163	768	62	21	1,297

Total	151,433	337,024	2,251,392	497,055	2,263	3,239,167

Geographical Region
China’s mainland	86,645	336,861	964,872	496,993	2,242	1,887,613
Others	64,505	—	1,285,752	—	—	1,350,257

Revenue from contracts with customers	151,150	336,861	2,250,624	496,993	2,242	3,237,870

Other revenue	283	163	768	62	21	1,297

Total	151,433	337,024	2,251,392	497,055	2,263	3,239,167

F-3
4

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

2021 Type of contract	Oil, Gas and New Energy Resource	Refining, Chemicals and New Material	Marketing	Natural Gas Sales	Head Office and Other	Total
Type of goods and services
Crude oil	464,298	—	685,743	—	—	1,150,041
Natural gas	133,148	—	344,196	381,370	—	858,714
Refined products	—	759,912	1,064,890	—	—	1,824,802
Chemical products	—	207,810	48,240	—	—	256,050
Pipeline transportation business	—	—	—	3,360	—	3,360
Non-oil sales in gas stations	—	—	25,148	—	—	25,148
Others	90,539	7,072	1,272	32,208	3,871	134,962
Intersegment elimination	(571,705)	(650,018)	(397,485)	(19,526)	(1,201)	(1,639,935)

Revenue from contracts with customers	116,280	324,776	1,772,004	397,412	2,670	2,613,142

Other revenue	349	178	573	84	23	1,207

Total	116,629	324,954	1,772,577	397,496	2,693	2,614,349

Geographical Region
China’s mainland	68,327	324,776	832,229	397,412	2,670	1,625,414
Others	47,953	—	939,775	—	—	987,728

Revenue from contracts with customers	116,280	324,776	1,772,004	397,412	2,670	2,613,142

Other revenue	349	178	573	84	23	1,207

Total	116,629	324,954	1,772,577	397,496	2,693	2,614,349

F-3
5

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

2020 Type of contract	Oil, Gas and New Energy Resource	Refining, Chemicals and New Material	Marketing	Natural Gas Sales	Head Office and Other	Total
Type of goods and services
Crude oil	333,557	—	447,384	—	—	780,941
Natural gas	118,388	—	173,696	294,297	—	586,381
Refined products	—	616,063	822,192	—	—	1,438,255
Chemical products	—	150,296	30,344	—	—	180,640
Pipeline transportation business	—	—	—	52,273	—	52,273
Non-oil sales in gas stations	—	—	22,360	—	—	22,360
Others	78,631	8,254	1,300	23,800	3,515	115,500
Intersegment elimination	(437,670)	(492,667)	(276,503)	(35,437)	(1,320)	(1,243,597)

Revenue from contracts with customers	92,906	281,946	1,220,773	334,933	2,195	1,932,753

Other revenue	231	162	257	401	32	1,083

Total	93,137	282,108	1,221,030	335,334	2,227	1,933,836

Geographical Region
China’s mainland	27,028	281,946	554,620	334,933	2,195	1,200,722
Others	65,878	—	666,153	—	—	732,031

Revenue from contracts with customers	92,906	281,946	1,220,773	334,933	2,195	1,932,753

Other revenue	231	162	257	401	32	1,083

Total	93,137	282,108	1,221,030	335,334	2,227	1,933,836

6

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

7	PROFIT BEFORE INCOME TAX EXPENSE

	2022	2021	2020
	RMB	RMB	RMB
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from equity investments measured at fair value through other comprehensive income	15	17	25
Reversal of provision for impairment of receivables	160	360	95
Reversal of write down in inventories	42	76	186
(Loss)/Gain on disposal of investment in subsidiaries (i)	(185)	3,575	1,242
Gain on Pipeline restructuring (i)	—	18,320	46,946
Gain from ineffective portion of cash flow hedges (i)	2,217	—	—

Charged
Amortization of intangible and other assets	5,574	5,774	5,944
Depreciation and impairment losses:
Owned property, plant and equipment	217,731	211,107	194,015
Right-of-use assets	14,731	14,388	13,916
Auditors’ remuneration (ii)	47	47	49
Cost of inventories recognized as expense	2,500,861	2,047,256	1,527,271
Provision for impairment of receivables	1,784	775	438
Loss on disposal and scrap of property, plant and equipment (i)	20,726	18,959	5,398
Variable lease payments, low-value and short-term lease payment not included in the measurement of lease liabilities	2,083	2,645	3,362
Research and development expenses	20,016	16,729	15,746
Write down in inventories	8,609	656	8,337
Investment loss from disposal of derivative financial instruments (i)	28,931	—	—
Impairment of other non-current assets (i)	4,653	465	—

(i)
Other income, net primarily includes

(loss)/gain on disposal of investment in subsidiaries, gain on Pipeline restructuring,

gain from ineffective portion of cash flow hedges, loss on disposal of property, plant and equipment, investment loss from disposal of derivative financial instruments, impairment of other non-current assets.

(ii)
The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB 39 (2021: RMB 41, 2020: RMB 62) paid by subsidiaries to the Company’s current auditor and its network firms which primarily relates to audit, tax compliance and other advisory services.

8	EMPLOYEE COMPENSATION COSTS

	2022	2021	2020
	RMB	RMB	RMB
Wages, salaries and allowances	107,808	100,971	98,832
Social security costs	55,265	53,864	48,772

	163,073	154,835	147,604

F-
37

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Social security costs mainly represent contributions to plans for staff welfare organized by the PRC municipal and provincial governments and others, including contributions to the retirement benefit plans (Note 35).

9	TAXES OTHER THAN INCOME TAXES

	2022	2021	2020
	RMB	RMB	RMB
Consumption tax	159,132	161,623	145,525
Resource tax	32,991	23,723	18,468
City maintenance and construction tax	17,003	16,078	13,647
Educational surcharge	12,436	11,660	9,882
Crude oil special gain levy	43,768	4,655	178
Urban and township land use tax	3,702	3,572	3,588
Other s	9,023	6,692	4,562

	278,055	228,003	195,850

10	INTEREST EXPENSE

	2022	2021	2020
	RMB	RMB	RMB
Interest on
Bank loans	4,160	2,540	1,677
Other loans	7,583	8,092	14,342
Lease liabilities	5,447	5,419	6,297
Accretion expense (Note 34)	5,681	4,696	5,107
	22,871	20,747	27,423

Less: Amounts capitalized	(1,317)	(1,008)	(895)

	21,554	19,739	26,528

Amounts capitalized are borrowing costs that are attributable to the construction of qualifying assets. The average interest rate used to capitalize such general borrowing cost was 4.14% per annum for the year ended December 31, 2022 (2021: 4.19% per annum, 2020: 4.23% per annum).

F-
38

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

11	EMOLUMENTS OF DIRECTORS AND SUPERVISORS
Details of the emoluments of directors and supervisors for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022				2021	2020
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Chairmen:
Mr. Dai Houliang (i)	—	—	—	—	—	—
Mr. Wang Yilin (i)	—	—	—	—	—	—

Vice chairmen:
Mr. Hou Qijun (ii)	—	—	—	—	—	—
Mr. Li Fanrong (i)	—	—	—	—	—	—

Executive directors:
Mr. Jiao Fangzheng (iv)	—	638	123	761	—	—
Mr. Huang Yongzhang (iii)	—	931	183	1,114	629	—
Mr. Ren Lixin (ii)	—	1,044	182	1,226	195	—

	—	2,613	488	3,101	824	—

Non-executive directors:
Mr. Duan Liangwei (iii)	—	—	—	—	237	735
Mr.Xie Jun (v)	—	—	—	—	—	—
Mr. Liu Yuezhen (iv)	—	—	—	—	—	—
Mr. Lin Boqiang (x)	—	—	—	—	—	388
Mr. Zhang Biyi (x)	—	—	—	—	—	398
Ms. Elsie Leung Oi-sie	529	—	—	529	556	331
Mr. Tokuchi Tatsuhito	539	—	—	539	527	331
Mr. Simon Peter Henry (vi)	510	—	—	510	499	320
Mr. Cai Jinyong (x)	593	—	—	593	575	—
Mr. Jiang Xiaoming (x)	603	—	—	603	575	—

	2,774	—	—	2,774	2,969	2,503

Supervisors:
Mr. Cai Anhui (v)	—	—	—	—	—	—
Mr. Lv Bo (v)	—	—	—	—	—	—
Mr. Xu Wenrong (v)	—	—	—	—	—
Mr. Xie Haibing (v)	—	—	—	—	—	—
Ms. Zhao Ying (v)	—	—	—	—	—	—
Mr. Cai Yong (v)	—	—	—	—	—	—
Mr. Lan Jianbin (vii)	—	642	89	731	—	—
Mr. He Jiangchuan (vii)	—	846	84	930	—	—
Mr. Jin Yanjiang (vii)	—	694	53	747	—	—
Mr. Fu Bin (viii)	—	445	61	506	—	—
Mr. Zhang Fengshan (v)	—	—	—	—	—	—
Mr. Jiang Lifu (v)	—	—	—	—	—	—
Mr. Lu Yaozhong (v)	—	—	—	—	—	—

F-
39

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

	2022				2021	2020
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Mr. Wang Liang (viii)	—	—	—	—	—	—
Mr. Fu Suotang (vii)	—	115	28	143	1,433	1,367
Mr. Li Jiamin (vii)	—	192	59	251	1,255	1,006
Mr. Li Wendong (ix)	—	—	—	—	137	1,193
Mr. Liu Xianhua (vii)	—	184	46	230	945	1,011

	—	3,118	420	3,538	3,770	4,577

	2,774	5,731	908	9,413	7,563	7,080

(i)
Mr. Wang Yilin ceased being the chairman from January 19, 2020. Mr. Dai Houliang was elected as the chairman and Mr. Li Fanrong was elected as the vice chairman from March 25, 2020. Mr. Li Fanrong ceased being the vice chairman and the director from May 10, 2021.

(ii)	Mr. Hou Qijun and Mr. Ren Lixin were appointed as director s from October 21, 2021; and Mr. Hou Qijun was appointed as Vice chairman from October 28, 2021.
(iii)
Mr. Duan Liangwei was appointed as the president and executive director from March 9, 2020.On March 25, 2021, Mr. Duan Liangwei resigned as the Company’s president and was transferred from an executive director to a non-executive
director, and no longer received remuneration from the Company; Mr. Huang Yongzhang was appointed as the Company’s president and the executive director.

(iv)	Mr. Jiao Fangzheng was transferred from a non-executive director to an executive director from April 29, 2022; Mr. Liu Yuezhen ceased being a director of the Company.
(v)
Mr. Xie Jun was elected as director of the Company from June 9, 2022; Mr. Lv Bo ceased being the chairman and supervisor of the Supervisory Committee of the Company, and Mr. Zhang Fengshan, Mr. Jiang Lifu and Mr. Lu Yaozhong ceased being the supervisors of the Company;
Mr. Cai Anhui was elected as a supervisor and the chairman of the Supervisory Committee of the Company, and Mr. Xie Haibing, Ms. Zhao Ying and Mr. Cai Yong were elected as supervisors of the Company. Mr. Xu Wenrong ceased being the Chairman of the Supervisory Committee and supervisor and Mr. Lv Bo ceased being the non-executive director from October 20, 2020. Mr. Lv Bo was elected as the Chairman of the Supervisory Committee and supervisor from November 5, 2020.

(vi)	Mr. Simon Peter Henry ceased being a non-executive director of the Company from June 15, 2022.
(vii)
Mr. Fu Suotang, Mr. Li Jiamin and Mr. Liu Xianhua ceased being the supervisors of the Company from May 19, 2022; Mr. Lan Jianbin, Mr. He Jiangchuan and Mr. Jin Yanjiang were elected as supervisors of the Company.

(viii)	Mr. Wang Liang ceased being a supervisor of the Company from September 29,2022; Mr. Fu Bin was elected as a supervisor of the Company.
(ix)	On May 28, 2021, Mr. Li Wendong resigned as the employee representative supervisor of the Company.
(x)
Mr. Cai Jinyong and Mr. Jiang Xiaoming were elected as independent non-executive
directors from June 11, 2020, and began to perform their duties. The remuneration had not been paid at the end of December 31, 2020. Mr. Zhang Biyi and Mr. LinBoqiang ceased being the independent non-executive
director from June 11, 2020.

(xi)	The emoluments above are all pre-tax amounts paid by calender year .
(xii)
The above emoluments for 2022 do not include the
tenure incentive
of RMB1.10 million for 2019-2021 payable by the Company to
some
directors in accordance with the relevant regulations of the PRC government.

F-4
0

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

None
of the directors and supervisors has waived their remuneration during the year ended December 31, 2022, 2021 and 2020.
The five highest paid individuals in the Company for the year ended December 31, 2022 are the five senior management whose allowances and other benefits were RMB 1.439, RMB 1.359, RMB 1.323, RMB 1.265 and RMB 1.044, respectively, and whose contribution to retirement benefit scheme were RMB 0.182, RMB 0.182, RMB 0.182, RMB 0.182 and RMB 0.182, respectively.
The five highest paid individuals in the Company for the year ended December 31, 2021 included one supervisor whose emolument is reflected in the analysis shown above and the note; and four senior management whose allowances and other benefits were RMB 1.533, RMB 1.310, RMB 1.308 and RMB 1.257, respectively, and whose contribution to retirement benefit scheme were RMB 0.164, RMB 0.164, RMB 0.164 and RMB 0.164, respectively.
The five highest paid individuals in the Company for the year ended December 31, 2020 included one supervisor whose emolument is reflected in the analysis shown above and the note; and four senior management whose allowances and other benefits were RMB 1.550, RMB 1.310, RMB 1.292 and RMB 1.270, respectively, and whose contribution to retirement benefit scheme were RMB 0.116, RMB 0.116, RMB 0.116 and RMB 0.116, respectively.
During the years ended December 31, 2022, 2021 and 2020, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

12	INCOME TAX EXPENSE

	2022	2021	2020
	RMB	RMB	RMB
Current taxes	63,328	33,822	14,922
Deferred taxes (Note 33)	(14,033)	9,685	7,666

	49,295	43,507	22,588

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

F-4
1

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2022	2021	2020
	RMB	RMB	RMB
Profit before income tax expense	213,277	158,203	56,073

Tax calculated at a tax rate of 25%	53,319	39,551	14,018
Tax return true-up	(910)	(256)	256
Effect of income taxes from international operations different from taxes at the PRC statutory tax rate	7,857	2,692	1,522
Effect of preferential tax rate	(14,197)	(8,603)	(1,312)
Tax effect of income not subject to tax	(7,347)	(10,305)	(3,612)
Tax effect of expenses not deductible for tax purposes	9,241	15,789	5,455
Tax effect of temporary differences and losses not recognized as deferred tax assets	1,332	4,639	6,261

Income tax expense	49,295	43,507	22,588

13	PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY
The profit attributable to owners of the Company in the consolidated financial statements of the Group is RMB 149,380 for the year ended December 31, 2022 (2021: RMB 92,170
, 2020: 19,006
)
.

14	BASIC AND DILUTED EARNINGS PER SHARE
Basic and diluted earnings per share for the years ended December 31, 2022, 2021 and 2020 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.
There are no potentially dilutive ordinary shares.

15	DIVIDENDS

	2022	2021	2020
	RMB	RMB	RMB
Interim dividends attributable to owners of the Company for 2022 (a)	37,076	—	—

Proposed final dividends attributable to owners of the Company for 2022 (b)	40,265	—	—
Interim dividends attributable to owners of the Company for 2021 (c)	—	23,866	—
Final dividends attributable to owners of the Company for 2021 (d)	—	17,610	—
Interim dividends attributable to owners of the Company for 2020 (e)	—	—	16,000
Final dividends attributable to owners of the Company for 2020 (f)	—	—	16,000

	77,341	41,476	32,000

(a)
Interim dividends attributable to owners of the Company in respect of 2022 of RMB 0.20258 yuan (inclusive of applicable tax) per share, amounting to a total of RMB 37,076. The dividends were paid on September 20, 2022 (A shares) and October 28, 2022 (H shares).

(b)
At the 20th meeting of the 8th Board, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2022 of RMB 0.22 yuan (inclusive of applicable tax) per share amounting

F-4
2

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

to a total of RMB 40,265. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings during the year ended December 31, 2023 when approved at the forthcoming 2022 Annual General Meeting.
(c)
Interim dividends attributable to owners of the Company in respect of 2021 of RMB 0.13040 yuan (inclusive of applicable tax) per share, amounting to a total of RMB 23,866. The dividends were paid on September 17, 2021 (A shares) and October 29, 2021 (H shares).

(d)
Final dividends attributable to owners of the Company in respect of 2021 of RMB 0.09622 yuan (inclusive of applicable tax) per share, amounting to a total of RMB 17,610. The dividends approved at the 2021 Annual General Meeting held on June 9, 2022, and were paid on June 28, 2022 (A shares) and July 29, 2022 (H shares).

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

16	PROPERTY, PLANT AND EQUIPMENT

Year Ended December 31, 2022	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other s	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	258,858	2,452,625	778,003	21,903	47,275	232,282	3,790,946
Additions	327	78,917	3,877	125	462	258,562	342,270
Transfers	17,536	171,634	78,205	427	2,106	(269,908)	—
Disposals or write offs	(2,388)	(70,106)	(12,059)	(1,470)	(1,250)	(17,468)	(104,741)
Currency translation differences	671	20,534	1,110	19	539	1,387	24,260

At end of the year	275,004	2,653,604	849,136	21,004	49,132	204,855	4,052,735

Accumulated depreciation and impairment
At beginning of the year	(120,417)	(1,635,837)	(516,649)	(16,991)	(33,145)	(8,611)	(2,331,650)
Charge for the year and others	(10,678)	(206,472)	(32,650)	(859)	(2,011)	—	(252,670)
Impairment charge	(957)	(14,750)	(3,510)	(20)	(1,328)	(1,830)	(22,395)
Disposals or write offs or transfers	31	52,701	6,450	1,355	1,180	2,366	64,083
Currency translation differences	(187)	(16,636)	(475)	(19)	(369)	96	(17,590)

At end of the year	(132,208)	(1,820,994)	(546,834)	(16,534)	(35,673)	(7,979)	(2,560,222)

Net book value
At end of the year	142,796	832,610	302,302	4,470	13,459	196,876	1,492,513

F-4
3

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Year Ended December 31, 2021	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other s	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	248,948	2,355,925	746,404	22,857	45,014	228,882	3,648,030
Additions	1,561	18,556	5,305	645	1,880	241,843	269,790
Transfers	13,736	160,810	38,649	—	2,369	(215,564)	—
Disposals or write offs	(5,101)	(75,411)	(12,010)	(1,588)	(1,675)	(22,175)	(117,960)
Currency translation differences	(286)	(7,255)	(345)	(11)	(313)	(704)	(8,914)

At end of the year	258,858	2,452,625	778,003	21,903	47,275	232,282	3,790,946

Accumulated depreciation and impairment
At beginning of the year	(110,899)	(1,542,037)	(488,109)	(17,431)	(31,937)	(5,526)	(2,195,939)
Charge for the year and others	(11,057)	(138,251)	(33,404)	(992)	(2,485)	—	(186,189)
Impairment charge	(516)	(19,463)	(2,723)	—	(121)	(3,648)	(26,471)
Disposals or write offs or transfers	1,952	58,312	7,429	1,421	997	396	70,507
Currency translation differences	103	5,602	158	11	401	167	6,442

At end of the year	(120,417)	(1,635,837)	(516,649)	(16,991)	(33,145)	(8,611)	(2,331,650)

Net book value
At end of the year	138,441	816,788	261,354	4,912	14,130	223,671	1,459,296

The Group’s oil, gas and new energy resource segment determines whether there are any indicators of impairment for the oil fields or blocks and performs the impairment tests on those oil fields or blocks with indications of impairment, and reports the results to the Group’s internal professional team (including exploration and finance expert) for further overall assessment and evaluation. The final results of the impairment tests have been submitted to the Group’s management for review and approval. The Group recorded impairment losses amounting to RMB 14,750 related to oil and gas properties under the oil, gas and new energy resource segment for the year ended December 31,
2022 (2021: RMB 19,463
related to oil and gas properties under the oil, gas and new energy resource segment, 2020:
RMB 13,908
related to oil and gas properties under the oil, gas and new energy resource segment) due to the decline of oil and gas reserves in certain oilfield or change in business condition. The carrying amount of those impaired oil and gas properties was written down to their respective recoverable amounts, which were primarily determined using the discounted cash flow model. The Group referred to the weighted average cost of capital of the oil and gas industry when determining discount rate, and made relevant adjustments according to specific risks in different countries or regions. In 2022, the after-tax
discount rates adopted by most oil fields or blocks of the Group ranged from
7.2% to 16.0% (2021: 7.6% to 15.0%, 2020: 5.9% to 12.0%) per annum.

F-4
4

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2022, 2021 and 2020.

	2022	2021	2020
	RMB	RMB	RMB
At beginning of the year	29,387	38,807	36,101
Additions to capitalized exploratory well costs pending the determination of proved reserves	29,199	30,338	30,104
Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(19,623)	(27,201)	(18,464)
Capitalized exploratory well costs charged to expense	(14,118)	(12,557)	(8,934)

At end of the year	24,845	29,387	38,807

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed.

	December 31, 2022	December 31, 2021
	RMB	RMB
One year or less	16,780	19,354
Over one year	8,065	10,033

Balance at December 31	24,845	29,387

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

F-4
5

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Name	Country of Incorporation	Registered Capital	Principal Activities	Interest Held
				Direct %	Indirect %

China Petroleum Finance Co., Ltd. (“CP Finance”)	PRC	16,395	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business	32.00	—

CNPC Captive Insurance Co., Ltd.	PRC	6,000	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business	49.00	—

China Marine Bunker (PetroChina) Co., Ltd.	PRC	1,000	Oil import and export trade and transportation, sale and storage	—	50.00

Mangistau Investment B.V.	Netherlands	USD 131 million	Engages in investing activities, the principle activities of its main subsidiaries are exploration, development and sale of oil and gas.	—	50.00

Trans-Asia Gas Pipeline Co., Ltd.	PRC	5,000	Main contractor, investment holding, investment management, investment consulting, enterprise management advisory, technology development, promotion and technology consulting	—	50.00

6

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Interest in Associates
Summarized consolidated statement of financial information in respect of the Group’s principal associates and reconciliation to carrying amount is as follows:

	PipeChina		CP Finance		CNPC Captive Insurance Co., Ltd.
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	29.90	29.90	32.00	32.00	49.00	49.00
Current assets	104,889	86,335	401,971	415,139	8,859	9,100
Non-current assets	816,301	768,161	126,363	116,765	2,349	2,618
Current liabilities	132,266	136,150	442,283	446,369	470	859
Non-current liabilities	199,675	103,243	3,823	8,396	3,504	3,900

Net assets	589,249	615,103	82,228	77,139	7,234	6,959
Net assets attributable to owners of the Company	525,235	526,241	82,228	77,139	7,234	6,959
Group’s share of net assets	157,045	157,346	26,313	24,684	3,545	3,410
Goodwill	—	—	349	349	—	—

Carrying amount of interest in associates	157,045	157,346	26,662	25,033	3,545	3,410

Summarized statement of comprehensive income and dividends received by the Group are as follow:

	PipeChina			CP Finance			CNPC Captive Insurance Co., Ltd.
	2022	2021	From Oct 01, 2020 to Dec 31, 2020	2022	2021	2020	2022	2021	2020
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	112,832	101,572	22,766	13,302	12,691	7,954	931	1,510	735
Profit for the year	31,908	29,776	6,444	6,312	6,304	7,819	449	424	389
Other comprehensive income/(loss)	—	2	—	1,174	(606)	(1,603)	—	—	—

Total comprehensive income	31,908	29,778	6,444	7,486	5,698	6,216	449	424	389

Total comprehensive income attributable to owners of the Company	26,212	22,895	5,124	7,486	5,698	6,216	449	424	389
Group’s share of total comprehensive income	7,837	6,846	1,532	2,396	1,823	1,989	220	207	191

Dividends received by the Group	4,312	943	—	767	904	677	85	78	74

F-
47

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Interest in Joint Ventures
Summarized consolidated statement of financial position as included in their own financial statements, adjusted for fair value adjustments and differences in accounting policies in respect of the Group’s principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Mangistau Investment B.V.		Trans-Asia Gas Pipeline Co., Ltd.
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	50.00	50.00	50.00	50.00
Non-current assets	1,803	1,571	10,392	9,927	48,715	44,011
Current assets	10,551	11,305	1,196	2,220	644	1,437
Including: cash and cash equivalents	1,661	2,292	431	1,631	634	1,411
Non-current liabilities	196	540	2,333	2,033	2,105	2,147
Including: Non-current financial liabilities	—	—	14	—	2,100	2,101
Current liabilities	9,778	9,997	823	872	74	483
Including: Current financial liabilities excluding trade and other payables	6,143	5,810	—	—	—	—

Net assets	2,380	2,339	8,432	9,242	47,180	42,818

Net assets attributable to owners of the Company	2,070	1,952	8,432	9,242	47,180	42,818
Group’s share of net assets	1,035	976	4,216	4,621	23,590	21,409

Carrying amount of interest in joint ventures	978	976	4,216	4,621	23,590	21,409

F-
48

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Summarized statement of comprehensive income as included in their own financial statements, adjusted for fair value adjustments and differences in accounting policies and dividends received by the Group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.			Mangistau Investment B.V.			Trans-Asia Gas Pipeline Co., Ltd.
	2022	2021	2020	2022	2021	2020	2022	2021	2020
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	80,086	58,210	36,695	13,279	11,543	8,152	16	17	18
Depreciation, depletion and amortization	(180)	(190)	(195)	(950)	(1,002)	(1,048)	(11)	(57)	(38)
Interest income	48	11	16	16	3	4	36	31	42
Interest expense	(219)	(72)	(60)	(137)	(141)	(160)	(47)	(56)	(58)
Income tax expense	(72)	(56)	(57)	(558)	(846)	(293)	(27)	—	1
Profit/(loss) for the year	126	(610)	185	1,486	2,114	362	4,112	4,067	3,060
Total comprehensive income / (loss)	163	(691)	140	1,878	1,874	(650)	5,031	3,508	(3,007)

Total comprehensive income/(loss) attributable to owners of the Company	118	(687)	92	1,878	1,874	(650)	5,031	3,508	(3,007)

Group’s share of total comprehensive income/ (loss)	59	(344)	46	939	937	(325)	2,516	1,754	(1,504)
Dividends received by the Group	—	29	—	1,344	233	539	335	410	—
Dividends received or receivable from associates and joint ventures were RMB 9,803 in 2022 (2021: RMB 4,715, 2020: RMB 4,517).
In 2022, investments in associates and joint ventures of RMB 721(2021: RMB 489, 2020: RMB 1,687) were disposed of, resulting in a loss of RMB 24 (2021: RMB 4, 2020: RMB 5
)
which was included in other income.
In 2022, the share of profit and other comprehensive loss in all individually immaterial associates and joint ventures accounted for using equity method in aggregate was RMB 2,324 (2021: RMB 1,418, 2020: a loss of RMB 2,468) and RMB 386(2021: an income of RMB 622, 2020: an income of RMB 3,631), respectively.

18	EQUITY INVESTMENTS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31, 2022	December 31, 2021
	RMB	RMB
Houpu Clean Energy Group Co., Ltd.	251	534
China Pacific Insurance (Group) Co., Ltd.	120	133
Other items	572	501

	943	1,168

F-
49

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Dividends amounting to RMB 15 were received on these investments during the year ended December 31, 2022 (2021: RMB 17, 2020: RMB 25).

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

F-5
0

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Company Name	Country of Incorporation	Registered Capital	Type of Legal Entity	Attributable Equity Interest %	Voting Rights %	Principal Activities

PetroChina Sichuan Petrochemical Company Limited	PRC	10,000	Limited liability company	90.00	90.00	Engaged in oil refining, petrochemical, chemical products production, sales, chemical technology development, technical transfer and services

KunLun Energy Company Limited(ii)	Bermuda	HKD 160 million	Limited liability company	54.38	54.38	Investment holding. The principal activities of its principal subsidiaries, associates and joint ventures are the sales of natural gas, sales of liquefied petroleum gas and liquefied natural gas processing and terminal business in the PRC and the exploration and production of crude oil and natural gas in the PRC, the Republic of Kazakhstan, the Sultanate of Oman, the Republic of Peru, the Kingdom of Thailand and the Republic of Azerbaijan.

(i)
The Company consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

(ii)	Kunlun Energy Co., Ltd. is a company listed on The Stock Exchange of Hong Kong Limited.
Summarized financial information in respect of the Group’s principal subsidiaries with significant non-controlling
interests is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Sichuan Petrochemical Company Limited
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	90.00	90.00
Current assets	20,186	15,596	4,391	3,973
Non-current assets	190,630	184,486	22,131	25,317
Current liabilities	15,463	11,282	1,700	3,876
Non-current liabilities	20,904	30,293	313	382

Net assets	174,449	158,507	24,509	25,032

F-5
1

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Summarized statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited			PetroChina Sichuan Petrochemical Company Limited
	2022	2021	2020	2022	2021	2020
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	55,499	42,730	33,312	58,131	48,493	35,319
Net profit	12,390	8,413	6,006	33	3,383	520
Total comprehensive income/(loss)	23,813	5,231	(6,972)	33	3,383	520
Profit attributable to non-controlling interests	6,956	4,837	3,311	3	338	52
Dividends paid to non-controlling interests	4,383	1,485	1,498	62	307	12
Summarized statement of cash flows is as follows:

	CNPC Exploration and Development Company Limited			PetroChina Sichuan Petrochemical Company Limited
	2022	2021	2020	2022	2021	2020
	RMB	RMB	RMB	RMB	RMB	RMB
Net cash inflow/(outflow) from operating activities	16,850	13,320	5,681	(771)	2,666	5,119
Net cash inflow/(outflow) from investing activities	3,013	(5,191)	(16,187)	1,466	(231)	(380)
Net cash (outflow)/inflow from financing activities	(16,628)	(8,531)	7,410	(695)	(3,995)	(3,186)
Effect of foreign exchange rate changes on cash and cash equivalents	33	(15)	(776)	—	—	—

Net increase/(decrease) in cash and cash equivalents	3,268	(417)	(3,872)	—	(1,560)	1,553
Cash and cash equivalents at the beginning of the year	8,785	9,202	13,074	1	1,561	8

Cash and cash equivalents at the end of the year	12,053	8,785	9,202	1	1	1,561

F-5
2

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

20	LEASES
The leases where the Group is a lessee.

(a)	Right-of-use assets

	December 31, 2021	Additions	Reduction	December 31, 2022
Cost
Land	180,600	4,659	(1,456)	183,803
Buildings	56,890	5,451	(3,708)	58,633
Equipment and Machinery	4,474	2,613	(492)	6,595
Other s	1,818	97	(724)	1,191

Total	243,782	12,820	(6,380)	250,222

Accumulated depreciation
Land	(18,417)	(6,694)	384	(24,727)
Buildings	(14,425)	(6,521)	2,226	(18,720)
Equipment and Machinery	(1,577)	(1,730)	350	(2,957)
Other s	(757)	(140)	144	(753)

Total	(35,176)	(15,085)	3,104	(47,157)

Net book value
Land	162,183			159,076
Buildings	42,465			39,913
Equipment and Machinery	2,897			3,638
Other s	1,061			438

Total	208,606			203,065

F-5
3

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

	December 31, 2020	Additions	Reduction	December 31, 2021
Cost
Land	171,941	9,331	(672)	180,600
Buildings	57,337	5,120	(5,567)	56,890
Equipment and Machinery	2,641	2,614	(781)	4,474
Other s	2,195	186	(563)	1,818

Total	234,114	17,251	(7,583)	243,782

Accumulated depreciation
Land	(11,611)	(7,022)	216	(18,417)
Buildings	(10,839)	(6,334)	2,748	(14,425)
Equipment and Machinery	(1,166)	(1,096)	685	(1,577)
Other s	(712)	(313)	268	(757)

Total	(24,328)	(14,765)	3,917	(35,176)

Net book value
Land	160,330			162,183
Buildings	46,498			42,465
Equipment and Machinery	1,475			2,897
Other s	1,483			1,061

Total	209,786			208,606

The Group’s use of right assets mainly include leased land, buildings, equipment and machinery. The leases underlying assets classified as buildings are mainly the leased gas filling stations, oil storages and office buildings. The leases underlying assets classified as equipment and machinery are mainly drilling equipment, production equipment and other movable equipment.

(b)	Lease liabilities

	December 31, 2022	December 31, 2021
	RMB	RMB
Lease liabilities	125,760	129,848
Less: Lease liabilities due within one year	(7,560)	(6,626)

	118,200	123,222

Depreciation charged to profit or loss provided on
right-of-use
assets for the year ended December 31, 2022 was RMB 14,731 (2021: RMB 14,388).

F-5
4

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Analysis of the undiscounted cash flow of the lease liabilities is as follows:

	December 31, 2022	December 31, 2021
	RMB	RMB
Within 1 year	13,244	12,495
Between 1 and 2 years	11,301	11,181
Between 2 and 5 years	30,995	30,541
Over 5 years	148,974	154,636

	204,514	208,853

21 INTANGIBLE AND OTHER
NON-CURRENT
ASSETS

	December 31, 2022			December 31, 2021
	Cost	Accumulated amortization and impairment losses	Net	Cost	Accumulated amortization and impairment losses	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and technical know-how	10,196	(7,295)	2,901	8,213	(6,905)	1,308
Computer software	13,582	(10,169)	3,413	13,016	(9,751)	3,265
Goodwill (i)	8,623	(1,306)	7,317	8,023	(36)	7,987
Other s	27,502	(11,505)	15,997	27,335	(10,889)	16,446

Intangible assets	59,903	(30,275)	29,628	56,587	(27,581)	29,006

Other assets			40,185			37,338

			69,813			66,344

(i)	Goodwill primarily relates to the acquisition of Singapore Petroleum Company and PetroIneos Trading Limited, subsidiaries in the Marketing segment, completed in 2009 and 2011, respectively.
The impairment of goodwill shall be tested in combination with its related asset groups. The recoverable amount of all cash-generating units has been determined based on the higher of fair value less costs to sell and value in use. These calculations use post-tax
cash flow projections based on financial budgets prepared by management. The post-tax
discount rates reflect specific risks relating to the cash-generating unit.
For impairment test of the goodwill, the
post-tax
discount rates ranged 9.0% to 18.6% (2021: 8.5% to 14.7%, 2020:
4.9%

to
10.5%)
were used by the management, and the impairment loss was charged for the goodwill for the year ended December 31, 2022 amounted to RMB 1,227 (2021: nil, 2020:nil).

F-5
5

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

22	INVENTORIES

	December 31, 2022	December 31, 2021
	RMB	RMB
Crude oil and other raw materials	56,756	40,334
Work in progress	14,448	15,393
Finished goods	104,722	88,811
Spare parts and consumables	109	91

	176,035	144,629
Less: Write down in inventories	(8,284)	(781)

	167,751	143,848

The Group recognises inventories, includes unsold products produced before that property, plant and equipment is available for use. The cost of such inventories includes incremental costs directly attributable to the p rodu
ction process and indirect manufacturing costs allocated by a reasonable method.

23	ACCOUNTS RECEIVABLE

	December 31, 2022	December 31, 2021
	RMB	RMB
Accounts receivable	74,917	54,160
Less: Provision for impairment of accoun t s receivable	(2,889)	(1,414)

	72,028	52,746

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), at December 31, 2022 and 2021 is as follows:

	December 31, 2022	December 31, 2021
	RMB	RMB
Within 1 year	71,307	51,533
Between 1 and 2 years	266	816
Between 2 and 3 years	302	194
Over 3 years	153	203

	72,028	52,746

The Group offers its customers credit terms up to 180 days.
Movements in the provision for impairment of accounts receivable are as follows:

	2022	2021	2020
	RMB	RMB	RMB
At beginning of the year	1,414	1,140	2,431
Provision for impairment of accounts receivable	1,598	396	426
Reversal of provision for impairment of accounts receivable	(124)	(110)	(76)
Receivables written off as uncollectible and others	1	(12)	(1,641)

At end of the year	2,889	1,414	1,140

The Group measures loss allowance for accounts receivable at an amount equal to lifetime ECLs. The ECLs were calculated by reference to the historical actual credit loss experience. The rates were considered the

6

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

	Gross carrying amount	Impairment provision on individual basis	Impairment provision on provision matrix basis		Loss allowance
			Weighted- average loss rate	Impairment provision
December 31, 2022	RMB	RMB	%	RMB	RMB
Current (not past due)	68,951	—	1.1%	803	803
Within 1 year past due	3,951	380	1.1%	38	418
1 to 2 years past due	476	—	55.3%	263	263
2 to 3 years past due	522	172	70.3%	246	418
Over 3 years past due	1,017	446	94.7%	541	987

Total	74,917	998		1,891	2,889

	Gross carrying amount	Impairment provision on individual basis	Impairment provision on provision matrix basis		Loss allowance
			Weighted- average loss rate	Impairment provision
December 31, 2021	RMB	RMB	%	RMB	RMB
Current (not past due)	49,185	—	0.1%	55	55
Within 1 year past due	3,153	26	1.6%	50	76
1 to 2 years past due	648	153	25.5%	126	279
2 to 3 years past due	329	67	45.0%	118	185
Over 3 years past due	845	352	94.7%	467	819

Total	54,160	598		816	1,414

24	DERIVATIVE FINANCIAL INSTRUMENTS
The derivative financial instruments of the Group are mainly commodity futures, commodity swaps and commodity forwards contracts, as presented in Note 4.3.

F-
57

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

25	PREPAYMENTS AND OTHER CURRENT ASSETS

	December 31, 2022	December 31, 2021
	RMB	RMB
Other receivables(i)	47,410	40,983
Advances to suppliers	14,261	14,900

	61,671	55,883
Less: Provision for impairment	(3,124)	(2,986)

	58,547	52,897
Value-added tax recoverable	34,256	42,644
Prepaid expenses	414	505
Prepaid income taxes	12,107	4,853
Other current assets(ii)	14,330	11,921

	119,654	112,820

(i)	As of December 31, 2022 and December 31, 2021, the Group’s other receivables are mainly in the first stage.
(ii)	Other current assets consist primarily of receivables from associates, dividends receivables, interests receivables, etc.

26	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
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

27	CASH AND CASH EQUIVALENTS
The weighted average effective interest rate on bank deposits was 1.83% per annum for the year ended December 31, 2022 (2021: 1.68% per annum, 2020: 1.69% per annum).

28	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2022	December 31, 2021
	RMB	RMB
Trade payables	172,546	140,538
Salaries and welfare payable	9,385	8,975
Dividends payable by subsidiaries to non-controlling shareholders	581	419
Notes payables	15,630	20,089
Construction fee and equipment cost payables	116,571	92,683
Others (i)	57,656	36,417

	372,369	299,121

(i)	Others consist primarily of operating lease payable, deposit, earnest money, caution money and insurance payables, etc.

F-
58

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

The aging analysis of trade payables at December 31, 2022 and 2021 is as follows:

	December 31, 2022	December 31, 2021
	RMB	RMB
Within 1 year	162,431	130,863
Between 1 and 2 years	2,682	2,767
Between 2 and 3 years	1,072	948
Over 3 years	6,361	5,960

	172,546	140,538

29	CONTRACT LIABILITIES
As of December 31, 2022 and December 31, 2021, contract liabilities mainly represented advances from customers related to the sales of refined oil, natural gas, chemical products and crude oil, etc. The majority of related obligations were expected to be performed with corresponding revenue recognised within one year. Substantially all of contract liabilities at the beginning of the year has been recognised as revenue for the year ended December 31, 2022.

30	BORROWINGS

	December 31, 2022	December 31, 2021
	RMB	RMB
Short-term borrowings excluding current portion of long-term borrowings	38,375	40,010
Current portion of long-term borrowings	62,264	13,265

	100,639	53,275
Long-term borrowings	222,478	287,175

	323,117	340,450

	December 31, 2022	December 31, 2021
	RMB	RMB
Bank loans	110,117	114,469
Corporate debentures	18,468	20,170
Medium-term notes	59,380	71,000
Other loans	135,152	134,811

	323,117	340,450

Borrowings of the Group of RMB 11,186 were guaranteed by CNPC and its fellow subsidiaries and non-controlling
interests of the subsidiaries of the Group at December 31, 2022 (2021: RMB 13,558).
As of December 31, 2022, the RMB pledge borrowings were mainly pledged by natural gas charging rights. The US dollar pledge borrowings were pledged by the bank deposit of RMB 3,286 (2021: RMB 3,286).

F-
59

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

The Group’s borrowings include mortgage loans totaling RMB 1,074 at December 31,2022 (2021: RMB 1,185), which were secured by property, plant and equipment with net book value of RMB 861 and intangible and other non-current
assets with net book value of RMB 475.

	December 31, 2022	December 31, 2021
	RMB	RMB
Total borrowings:
— interest free	103	101
— at fixed rates	112,588	131,705
— at floating rates	210,426	208,644

	323,117	340,450

Weighted average effective interest rates:
— bank loans	3.04%	2.18%
— corporate debentures	4.05%	4.14%
— medium-term notes	3.12%	3.28%
— other loans	3.47%	2.51%
The borrowings by major currency at December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
	RMB	RMB
RMB	218,897	238,361
US Dollar	97,503	94,803
Other currency	6,717	7,286

	323,117	340,450

The fair values of the Group’s long-term borrowings including the current portion of long-term borrowings are RMB 286,770 at December 31, 2022 (2021: RMB 290,937). The carrying amounts of short-term borrowings approximate their fair values. The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the consolidated statement of financial position. Such discount rates ranged from 2.13 % to 5.48 % per annum as of December 31, 2022 (2021: 0.10% to 5.14%) depending on the type of the borrowings.
The following table sets out the borrowings’ remaining contractual maturities at the date of the consolidated statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	December 31, 2022	December 31, 2021
	RMB	RMB
Within 1 year	107,461	58,923
Between 1 and 2 years	129,885	53,250
Between 2 and 5 years	102,490	226,124
After 5 years	16,500	28,053

	356,336	366,350

F-6
0

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Reconciliation of movements of borrowings to cash flows arising from financing activities:

	2022	2021
	RMB	RMB
At beginning of the year	340,450	368,921
Changes from financing cash flows:
Increase in borrowings	866,348	810,092
Repayments of borrowings	(891,329)	(836,434)

Total changes from financing cash flows	(24,981)	(26,342)
Exchange adjustments	7,648	(2,129)

At end of the year	323,117	340,450

31	SHARE CAPITAL

	December 31, 2022	December 31, 2021
	RMB	RMB
Registered, issued and fully paid:
A shares	161,922	161,922
H shares	21,099	21,099

	183,021	183,021

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

F-6
1

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Shareholders’ rights are governed by the Company Law of the PRC that requires an increase in registered capital to be approved by the shareholders in shareholders’ general meetings and the relevant PRC regulatory authorities.
On September 8, 2022(EST), the Company’s ADSs were delisted from the NYSE.

32	RESERVES

	2022	2021
	RMB	RMB
Capital Reserve
Beginning balance	133,308	133,308

Ending balance	133,308	133,308

Statutory Common Reserve Fund (a)
Beginning balance	211,970	203,557
Transfer from retained earnings	12,987	8,413

Ending balance	224,957	211,970

Special Reserve-Safety Fund Reserve
Beginning balance	9,231	10,810
Safety fund reserve	(741)	(1,579)

Ending balance	8,490	9,231

Currency Translation Differences (b)
Beginning balance	(35,532)	(32,848)
Currency translation differences	3,758	(2,684)

Ending balance	(31,774)	(35,532)

Other Reserves
Beginning balance	(10,417)	(10,645)

Transaction with non-controlling interests	—	(15)
Fair value changes in equity investments measured at fair value through other comprehensive income	(10)	79
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	654	(4)

Cash flow hedges, net of deferred tax	11,273	—
Other	(3,760)	168

Ending balance	(2,260)	(10,417)

	332,721	308,560

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

F-6
2

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

(b)	The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

33	DEFERRED TAXATION
The movements in the deferred taxation account are as follows:

	2022	2021	2020
	RMB	RMB	RMB
At beginning of the year	(14,477)	(5,016)	2,848
Transfer to profit and loss (Note 12)	14,033	(9,685)	(7,666)
(Debit)/credit to other comprehensive income	(873)	224	(198)

At end of the year	(1,317)	(14,477)	(5,016)

Deferred tax balances before offset are attributable to the following items:

	December 31, 2022	December 31, 2021
	RMB	RMB
Deferred tax assets:
Receivables and inventories	14,479	9,124
Tax losses	1,560	1,892
Impairment, depreciation and depletion of long-term assets	10,498	8,250
Others	8,672	7,897

Total deferred tax assets	35,209	27,163

Deferred tax liabilities:
Accelerated tax depreciation	9,436	16,023
Others	27,090	25,617

Total deferred tax liabilities	36,526	41,640

Net deferred tax liabilities	(1,317)	(14,477)

Deferred tax balances after offset are listed as follows:

	December 31, 2022	December 31, 2021
	RMB	RMB
Deferred tax assets	19,699	12,161
Deferred tax liabilities	21,016	26,638

F-6
3

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

At December 31, 2022, certain subsidiaries of the Group did not recognize deferred tax asset of deductible tax losses carried forward of RMB 112,702 (2021: RMB 109,752), of which RMB 5,229 (2021: RMB 13,866) was incurred for the year ended December 31, 2022, because it was not probable that the related tax benefit will be realized. These deductible tax losses carried forward of RMB 274, RMB 629, RMB 3,833, RMB

2,580 and RMB 105,386 will expire in 2023, 2024, 2025, 2026, 2027 and thereafter, respectively.

34	ASSET RETIREMENT OBLIGATIONS

	2022	2021	2020
	RMB	RMB	RMB
At beginning of the year	129,405	114,819	137,935
Net liabilities incurred, including reassessment (i)	11,954	16,057	(24,059)
Liabilities settled	(4,955)	(5,969)	(3,510)
Accretion expense (Note 10)	5,681	4,696	5,107
Currency translation differences	(4)	(198)	(654)

At end of the year	142,081	129,405	114,819

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

Asset retirement obligations relate to oil and gas properties (Note 16).

35	PENSIONS
The Group participates in various employee retirement benefit plans (Note 3(z)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2022 amounted to RMB 20,728 (2021: RMB 19,939, 2020: RMB 16,833).
For the years ended December 31, 2022
, 2021 and 2020
, the Group had no forfeited in the defined contribution plans available for the Group used to reduce the existing contribution level.

36	CONTINGENT LIABILITIES
(a) Bank and other guarantees
At December 31, 2022 and 2021, the Group did not guarantee related parties or third parties any significant borrowings or others.
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

F-6
4

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

As of December 31, 2022, the amounts of asset retirement obligations which have already been reflected in the consolidated financial statements relating to environmental liability were RMB 142,081 (2021: RMB 129,405) (Note 3
4
).
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

37	COMMITMENTS
(a) Capital commitments
At December 31, 2022, the Group’s capital commitments contracted but not provided for, mainly relating to property, plant and equipment were RMB 882 (2021: RMB 882). These capital commitments are transactions mainly with CNPC and its fellow subsidiaries.
(b) Exploration and production licenses
The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Natural Resources. Payments incurred were RMB 482 for the year ended December 31, 2022 (2021: RMB 744, 2020: RMB 700).
According to the current policy, estimated annual payments for the next five years are as follows:

	December 31, 2022	December 31, 2021
	RMB	RMB
Within one year	500	500
Between one and two years	500	500
Between two and three years	500	500
Between three and four years	500	500
Between four and five years	500	500

F-6
5

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

38	MAJOR CUSTOMERS
The Group’s major customers are as follows:

	2022		2021		2020
	Revenue	Percentage of total revenue	Revenue	Percentage of total revenue	Revenue	Percentage of total revenue
	RMB	%	RMB	%	RMB	%
China Petrochemical Corporation and its fellow subsidiaries	121,312	4	136,500	5	98,636	5
CNPC and its fellow subsidiaries	81,112	2	69,058	3	63,623	3

	202,424	6	205,558	8	162,259	8

39	RELATED PARTY TRANSACTIONS
CNPC, the immediate parent of the Company, is a limited liability company incorporated in PRC and directly controlled by the PRC government. Equity interest and voting rights of CNPC in the Company in 2022 was 80.54% (2021: 80.41%)
Related parties include CNPC and its fellow subsidiaries, their associates and joint ventures, other state-owned enterprises and their subsidiaries which the PRC government has control, joint control or significant influence over, and enterprises which the Group is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members.
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

6

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
On August 24, 2017, the Company entered into a new Buildings Leasing Contract with CNPC, which took effect on January 1, 2018 for a period of 20 years. The Company and CNPC may adjust the area of buildings leased and the rental fees every three years as appropriate by reference to the production and operations of the Company and the prevailing market prices, but the adjusted rental shall not exceed the comparable fair market prices. On August 27, 2020, the Company and CNPC issued a confirmation letter to the Buildings Leasing Contract, which adjusted the annual rental payable and the area for the leased which took effect on January 1, 2021. Buildings covering an aggregate area of 1,287.5 thousand square meters were leased at annual rental payable approximately RMB 713 in accordance with the confirmed rental area and the current property market conditions. Apart from the annual rental payable and area of the leased building, the other terms in the Building Leasing Contract remains unchanged.
Transactions with CNPC and its fellow subsidiaries, associates and joint ventures are summarised as follows:

•
Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 128,265 for the year ended December 31, 2022 (2021: RMB 115,587, 2020: RMB 105,535).

•
Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 34,872 for the year ended December 31, 2022 (2021: RMB 8,313, 2020: RMB 8,593).

•
Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 489,353 for the year ended December 31, 2022 (2021: RMB 416,561, 2020: RMB 321,858).

•
Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 1,196 for the year ended December 31, 2022 (2021: RMB 1,051, 2020: RMB 767).

•
Interest income represents interests from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 705 for the year ended December 31, 2022 (2021: RMB 270, 2020: RMB 381). The balance of deposits at December 31, 2022 was RMB 47,656 (2021: RMB 36,489).

•
Interest expense and other financial service expense, principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee charged on the insurance services from CNPC and its fellow subsidiaries, etc. The total amount of these transactions amounted to RMB 4,435 for the year ended December 31, 2022 (2021: RMB 4,878, 2020: RMB 8,051).

•	The borrowings from CNPC and its fellow subsidiaries at December 31, 2022 were RMB 133,453 (2021: RMB 133,800).

•
Rents and other payments paid to CNPC and its fellow subsidiaries including (1) the rental expense paid by the Group according to Land Use Rights Leasing Contract and Buildings Leasing Contract; (2) the payable by the Group (including all rents, leasing service fees and prices for exercising purchase

F-
67

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

options) for the period according to the leasing agreements entered into by the Group and CNPC and its fellow subsidiaries. The total rents and other payments amounted to RMB 6,996 for the year ended December 31, 2022. (2021: RMB 6,797, 2020: RMB 8,294).

Amounts due from and to CNPC and its fellow subsidiaries, associates and joint ventures included in the following accounts captions are summarized as follows:

	December 31, 2022	December 31, 2021
	RMB	RMB
Accounts receivable	3,810	7,395
Prepayments and other current assets	20,566	24,925
Financial assets at fair value through other comprehensive income	1,000	1,850
Intangible and other non-current assets	16,758	15,696
Accounts payable and accrued liabilities	57,459	49,526
Contract liabilities	520	613
Lease liabilities	98,143	101,453
(b) Key management compensation

	Year End December 31,
	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Emoluments and other benefits	16,515	15,143	16,598
Contribution to retirement benefit scheme	2,052	1,568	1,338

	18,567	16,711	17,936

(c) Transactions with other state-controlled entities in the PRC
Apart from
the
transactions with CNPC and its fellow subsidiaries, associates and joint ventures, the Group’s transactions with other state-controlled entities include but are not limited to the following:

•	Sales and purchases of goods and services;

•	Purchases of assets;

•	Lease of assets; and

•	Bank deposits and borrowings
These transactions are conducted in the ordinary course of the Group’s business.

40	SEGMENT INFORMATION
The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Oil, Gas and New energy resources, Refining, Chemicals and New materials, Marketing, Natural Gas Sales and Head Office and Other. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market price. Additionally, the Group presents geographical information based on entities located in regions with a similar risk profile.
The Oil, Gas and New energy resources segment is engaged in the exploration, development, transportation, production, marketing of crude oil and natural gas and new energy resources business.

F-
68

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED)
(All amounts in millions, except for the per share data and otherwise stated)
The Refining, Chemicals and New materials segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products, other chemical products and new materials business.
The Marketing segment is engaged in the marketing of refined products and non-oil
products, and the trading business.
The Natural Gas Sales segment is engaged in the transportation and sale of natural gas.
The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the other operating business segments of the Group.
In 2020, in order to promote the transformation and upgrading of refining and chemicals business, promote the quality-oriented business development of refined products and lubricating oil production and marketing, promote specialized operation, market-oriented operation, lean management and integrated coordination, the Group transferred PetroChina Fuel Oil Co., Ltd. and PetroChina Lubricant Company from Marking to Refining, Chemicals and New materials segment, and synchronize budget control and performance evaluation indicator accordingly.
The accounting policies of the operating segments are the same as those described in Note 3 — “Summary of Principal Accounting Policies”.

F-
69

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

The segment information for the operating segments for the years ended December 31, 2022, 2021 and 2020 are as follows:

Year Ended December 31, 2022	Oil, Gas and New Energy Resources	Refining, Chemicals and New Materials	Marketing	Natural Gas Sales	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	929,279	1,164,596	2,771,894	519,211	5,473	5,390,453
Less: Intersegment sales	(777,846)	(827,572)	(520,502)	(22,156)	(3,210)	(2,151,286)

Revenue from external customers	151,433	337,024	2,251,392	497,055	2,263	3,239,167

Depreciation, depletion and amortisation	(182,989)	(27,265)	(20,563)	(5,329)	(1,890)	(238,036)
Including: Impairment losses of property, plant and equipment	(17,090)	(3,394)	(1,231)	(680)	—	(22,395)
Profit/(loss) from operations	165,748	40,570	14,374	12,957	(16,989)	216,660
Finance costs:
Exchange gain						23,772
Exchange loss						(25,590)
Interest income						4,738
Interest expense						(21,554)

Total net finance costs						(18,634)

Share of profit / (loss) of associates and joint ventures	4,765	37	(195)	8,323	2,321	15,251

Profit before income tax expense						213,277
Income tax expense						(49,295)

Profit for the year						163,982

Segment assets	1,457,543	482,452	596,463	171,643	1,646,141	4,354,242
Other assets						31,806
Investments in associates and joint ventures	46,053	2,205	17,829	169,903	33,579	269,569
Elimination of intersegment balances (a)						(1,982,132)

Total assets						2,673,485

Capital expenditures	221,592	41,771	5,069	4,936	939	274,307
Segment liabilities	581,261	243,417	404,991	135,361	590,604	1,955,634
Other liabilities						74,530
Elimination of intersegment balances (a)						(894,532)

Total liabilities						1,135,632

F-7
0

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Year Ended December 31, 2021	Oil, Gas and New Energy Resources	Refining, Chemicals and New Materials	Marketing	Natural Gas Sales	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	688,334	974,972	2,170,062	417,022	3,894	4,254,284
Less: Intersegment sales	(571,705)	(650,018)	(397,485)	(19,526)	(1,201)	(1,639,935)

Revenue from external customers	116,629	324,954	1,772,577	397,496	2,693	2,614,349

Depreciation, depletion and amortisation	(175,329)	(28,466)	(20,338)	(5,288)	(1,848)	(231,269)
Including: Impairment losses of property, plant and equipment	(20,218)	(4,681)	(1,396)	(176)	—	(26,471)
Profit/(loss) from operations	68,452	49,740	13,277	43,965	(14,281)	161,153
Finance costs:
Exchange gain						13,377
Exchange loss						(12,839)
Interest income						2,984
Interest expense						(19,739)

Total net finance costs						(16,217)

Share of profit of associates and joint ventures	2,633	68	680	7,570	2,316	13,267

Profit before income tax expense						158,203
Income tax expense						(43,507)

Profit for the year						114,696

Segment assets	1,391,129	457,914	520,938	164,934	1,573,900	4,108,815
Other assets						17,014
Investments in associates and joint ventures	44,289	1,966	19,020	169,611	30,899	265,785
Elimination of intersegment balances (a)						(1,889,352)

Total assets						2,502,262

Capital expenditures	178,259	54,487	10,982	6,750	700	251,178
Segment liabilities	550,365	199,159	349,609	128,490	566,602	1,794,225
Other liabilities						103,412
Elimination of intersegment balances (a)						(804,244)

Total liabilities						1,093,393

F-7
1

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Year Ended December 31, 202 0	Oil, Gas and New Energy Resources	Refining, Chemicals and New Materials	Marketing	Natural Gas Sales	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	530,807	774,775	1,497,533	370,771	3,547	3,177,433
Less: Intersegment sales	(437,670)	(492,667)	(276,503)	(35,437)	(1,320)	(1,243,597)

Revenue from external customers	93,137	282,108	1,221,030	335,334	2,227	1,933,836

Depreciation, depletion and amortization	(150,849)	(23,893)	(17,833)	(19,475)	(1,825)	(213,875)
Including: Impairment losses of property, plant and equipment	(15,364)	—	(3)	—	—	(15,367)
Profit / (loss) from operations	23,092	(1,834)	(2,906)	72,410	(14,825)	75,937
Finance costs:
Exchange gain						14,387
Exchange loss						(14,279)
Interest income						3,023
Interest expense						(26,528)

Total net finance costs						(23,397)

Share of (loss)/profit of associates and joint ventures	(616)	(24)	(728)	2,128	2,773	3,533

Profit before income tax expense						56,073
Income tax expense						(22,588)

Profit for the year						33,485

Segment assets	1,452,554	432,022	489,984	195,353	1,631,577	4,201,490
Other assets						17,361
Investments in associates and joint ventures	41,461	1,289	18,239	160,730	28,884	250,603
Elimination of intersegment balances (a)						(1,981,328)

Total assets						2,488,126

Capital expenditures	186,620	21,810	16,294	21,143	626	246,493
Segment liabilities	658,521	186,332	321,460	192,456	573,340	1,932,109
Other liabilities						80,104
Elimination of intersegment balances (a)						(890,708)
Total liabilities						1,121,505

F-7
2

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Geographical information

	Revenue			Non-current assets (b)
	2022	2021	2020	December 31, 2022	December 31, 2021
	RMB	RMB	RMB	RMB	RMB
China’s mainland	1,888,906	1,626,616	1,212,821	1,853,462	1,838,505
Other	1,350,261	987,733	721,015	178,343	165,117

	3,239,167	2,614,349	1,933,836	2,031,805	2,003,622

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.
(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

41	APPROVAL OF FINANCIAL STATEMENTS
The financial statements were approved by the Board of Directors on April
28
, 2023.
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
The “Other” geographic area includes oil and gas producing activities principally in countries such as Kazakhstan, Peru and Canada. As the Group does not have significant reserves held through its investments accounted for using the equity method, information presented in relation to these equity method investments is presented in the aggregate.
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

F-7
3

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
Proved reserve estimates as of December 31, 2022, 2021 and 2020 were based on reports prepared by DeGolyer and MacNaughton, McDaniel & Associates, Ryder Scott and GLJ independent engineering consultants.

4

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Estimated quantities of net proved crude oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

	Crude Oil and Condensate	Natural Gas	Total – All products
	(million barrels)	(billion cubic feet)	(million barrels of oil equivalent)
Proved developed and undeveloped reserves
The Group
Reserves at December 31, 2019	7,253	76,236	19,959
Changes resulting from:
Purchase	15	107	33
Revisions of previous estimates	(1,553)	(595)	(1,652)
Improved recovery	108	—	108
Extensions and discoveries	385	4,976	1,215
Sales	(80)	(66)	(91)
Production	(922)	(4,221)	(1,626)

Reserves at December 31, 2020	5,206	76,437	17,946

Changes resulting from:
Purchase	—	—	—
Revisions of previous estimates	1,160	(2,011)	825
Improved recovery	117	27	121
Extensions and discoveries	472	4,885	1,286
Sales	(3)	(2)	(3)
Production	(888)	(4,420)	(1,625)

Reserves at December 31, 2021	6,064	74,916	18,550

Changes resulting from:
Purchase	2	—	2
Revisions of previous estimates	511	(3,156)	(14)
Improved recovery	125	131	146
Extensions and discoveries	622	6,237	1,662
Sales	—	—	—
Production	(906)	(4,675)	(1,685)

Reserves at December 31, 2022	6,418	73,453	18,661

Proved developed reserves at:
December 31, 2020	4,654	42,077	11,667
December 31, 2021	5,375	42,576	12,471
December 31, 2022	5,574	41,508	12,492

Proved undeveloped reserves at:
December 31, 2020	552	34,360	6,279
December 31, 2021	689	32,340	6,079
December 31, 2022	844	31,945	6,169

Equity method investments
Share of proved developed and undeveloped reserves of associates and joint ventures
December 31, 2020	196	363	256
December 31, 2021	208	511	294
December 31, 2022	176	537	265

F-
75

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

At December 31, 2022, total proved developed and undeveloped reserves of the Group and equity method investments is 18,926 million barrels of oil equivalent (2021: 18,844 million barrels of oil equivalent, 2020: 18,202 million barrels of oil equivalent ), comprising 6,594 million barrels of crude oil and condensate (2021: 6,272 million barrels, 2020: 5,402 million barrels) and 73,990 billion cubic feet of natural gas (2021: 75,427 billion cubic feet

, 2020: 76,800 billion cubic feet).
At December 31, 2022, 5,696 million barrels (2021: 5,286 million barrels, 2020: 4,375 million barrels) of crude oil and condensate and 72,165 billion cubic feet (2021: 73,460 billion cubic feet, 2020: 74,794 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located within
China’s mainland
, and 722 million barrels (2021: 778 million barrels, 2020: 831 million barrels) of crude oil and condensate and 1,288 billion cubic feet (2021: 1,456 billion cubic feet

, 2020: 1,643 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located overseas.
Capitalized Costs

	December 31, 2022	December 31, 2021
	RMB	RMB
The Group
Property costs and producing assets	2,156,134	1,969,409
Support facilities	500,489	483,216
Construction-in-progress	122,564	119,583

Total capitalized costs	2,779,187	2,572,208
Accumulated depreciation, depletion and amortization	(1,820,994)	(1,635,837)

Net capitalized costs	958,193	936,371

Equity method investments
Share of net capitalized costs of associates and joint ventures	20,728	19,056

F-
76

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Costs Incurred for Property Acquisitions, Exploration and Development Activities

	2022
	China’s mainland	Other	Total
	RMB	RMB	RMB
The Group
Property acquisition costs	216	2,100	2,316
Exploration costs	38,662	551	39,213
Development costs	152,935	17,057	169,992

Total	191,813	19,708	211,521

Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	—	2,324	2,324

	2021
	China’s mainland	Other	Total
	RMB	RMB	RMB
The Group
Property acquisition costs	—	7,610	7,610
Exploration costs	37,351	879	38,230
Development costs	132,829	12,084	144,913

Total	170,180	20,573	190,753

Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	—	2,110	2,110

	2020
	China’s mainland	Other	Total
	RMB	RMB	RMB
The Group
Property acquisition costs	—	3,712	3,712
Exploration costs	35,862	1,051	36,913
Development costs	129,738	16,420	146,158

Total	165,600	21,183	186,783

Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	—	1,462	1,462

F-
77

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Results of Operations for Oil and Gas Producing Activities
The results of operations for oil and gas producing activities for the years ended December 31, 2022, 2021 and 2020 are presented below. “Revenue” includes sales to third parties and inter-segment sales (at arm’s-length
prices), net of value-added taxes. Resource tax, crude oil special gain levy and other taxes are included in “taxes other than income taxes”. Income taxes are computed using the applicable statutory tax rate, reflecting tax deductions and tax credits for the respective years ended.

	2022
	China’s mainland	Other	Total
	RMB	RMB	RMB
The Group
Revenue
Sales to third parties	108,179	56,388	164,568
Inter-segment sales	527,206	40,485	567,691

	635,385	96,873	732,259
Production costs excluding taxes	(136,890)	(15,920)	(152,810)
Exploration expenses	(26,523)	(551)	(27,074)
Depreciation, depletion and amortization	(195,316)	(25,906)	(221,222)
Taxes other than income taxes	(76,633)	(10,093)	(86,727)
Accretion expense	(5,446)	(235)	(5,681)
Income taxes	(38,941)	(23,061)	(62,002)

Results of operations from producing activities	155,636	21,107	176,743

Equity method investments
Share of profit for producing activities of associates and joint ventures	—	3,462	3,462

Total of the Group and equity method investments results of operations for producing activities	155,636	24,569	180,205

F-
78

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

	2021
	China’s mainland	Other	Total
	RMB	RMB	RMB
The Group
Revenue
Sales to third parties	82,654	40,695	123,349
Inter-segment sales	388,611	25,149	413,760

	471,265	65,844	537,109
Production costs excluding taxes	(126,916)	(12,177)	(139,093)
Exploration expenses	(23,418)	(830)	(24,248)
Depreciation, depletion and amortization	(128,297)	(29,417)	(157,714)
Taxes other than income taxes	(28,611)	(5,810)	(34,421)
Accretion expense	(4,557)	(139)	(4,696)
Income taxes	(22,084)	(11,210)	(33,294)

Results of operations from producing activities	137,382	6,261	143,643

Equity method investments
Share of profit for producing activities of associates and joint ventures	—	1,904	1,904

Total of the Group and equity method investments results of operations for producing activities	137,382	8,165	145,547

	2020
	China’s mainland	Other	Total
	RMB	RMB	RMB
The Group
Revenue
Sales to third parties	32,662	30,855	63,517
Inter-segment sales	306,623	12,408	319,031

	339,285	43,263	382,548
Production costs excluding taxes	(124,154)	(9,605)	(133,759)
Exploration expenses	(18,851)	(482)	(19,333)
Depreciation, depletion and amortization	(134,007)	(15,953)	(149,960)
Taxes other than income taxes	(18,865)	(2,690)	(21,555)
Accretion expense	(4,905)	(202)	(5,107)
Income taxes	(9,369)	(5,340)	(14,709)

Results of operations from producing activities	29,134	8,991	38,125

Equity method investments
Share of profit for producing activities of associates and joint ventures	—	(76)	(76)

Total of the Group and equity method investments results of operations for producing activities	29,134	8,915	38,049

F-
79

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

Standardized Measure of Discounted Future Net Cash Flows
The standardized measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2022, 2021 and 2020 is based on the prices used in estimating the Group’s proved oil and gas reserves, year-end
costs, currently enacted tax rates related to existing proved oil and gas reserves and a 10% annual discount factor. “Future cash inflows” are net of value-added taxes. Corporate income taxes are included in “future income tax expense”. Other taxes are included in “future production costs” as production taxes.
The standardized measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2022, 2021 and 2020 is as follows:

RMB
The Group
At December 31, 2022
Future cash inflows	6,719,784
Future production costs	(2,421,683)
Future development costs	(557,902)
Future income tax expense	(711,177)

Future net cash flows	3,029,022
Discount at 10% for estimated timing of cash flows	(1,271,392)

Standardized measure of discounted future net cash flows	1,757,630

RMB
The Group
At December 31, 2021
Future cash inflows	5,244,811
Future production costs	(1,723,220)
Future development costs	(462,411)
Future income tax expense	(549,495)

Future net cash flows	2,509,685
Discount at 10% for estimated timing of cash flows	(1,108,580)

Standardized measure of discounted future net cash flows	1,401,105

RMB
The Group
At December 31, 2020
Future cash inflows	4,366,906
Future production costs	(1,470,460)
Future development costs	(445,462)
Future income tax expense	(441,668)

Future net cash flows	2,009,316
Discount at 10% for estimated timing of cash flows	(947,035)

Standardized measure of discounted future net cash flows	1,062,281

0

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES (UNAUDITED) — (Continued)
(All amounts in millions, except for the per share data and otherwise stated)

At December 31, 2022, RMB1,652,887 (2021: RMB 1,336,419, 2020: RMB 1,028,640) of standardized measure of discounted future net cash flows related to proved oil and gas reserves located within China’s mainland and RMB 104,743 (2021: RMB 64,686, 2020: RMB 33,641) of standardized measure of discounted future net cash flows related to proved oil and gas reserves located overseas.
Share of standardized measure of discounted future net cash flows of associates and joint ventures:

December 31, 2022	47,342
December 31, 2021	14,788
December 31, 2020	8,573
Changes in Standardized Measure of Discounted Future Net Cash Flows
Changes in the standardized measure of discounted net cash flows for the Group for each of the years ended December 31, 2022, 2021 and 2020 are as follows:

	Year Ended December 31,
	2022	2021	2020
	RMB	RMB	RMB
The Group
Beginning of the year	1,401,105	1,062,281	1,325,069
Sales and transfers of oil and gas produced, net of production costs	(467,040)	(344,643)	(215,390)
Net changes in prices and production costs and other	551,666	407,882	(358,008)
Extensions, discoveries and improved recovery	241,644	150,979	112,834
Development costs incurred	6,876	23,675	39,238
Revisions of previous quantity estimates	(1,871)	88,332	(138,772)
Accretion of discount	130,881	86,172	146,137
Net change in income taxes	(105,898)	(73,272)	156,122
Net change due to purchases and sales of minerals in place	267	(301)	(4,949)

End of the year	1,757,630	1,401,105	1,062,281

F-8
1