Form 20-F/A
period 2022-12-31
PETROCHINA CO LTD
filed 2024-06-03
CIK 1108329

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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
Date of event requiring this shell company report ________
For the transition period from ________ to ________

Commission File Number 1-15006

(Exact name of Registrant as specified in its charter)
PetroChina Company Limited
(Translation of Registrant’s name into English)

The People’s Republic of China (the “PRC”)

(Jurisdiction of incorporation or organization)

9 Dongzhimen North Street
Dongcheng District, Beijing 100007, the PRC

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

None(1)

(1)	The Company has delisted its American Depositary Shares, or ADSs, from the NYSE on September 8, 2022.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

ADSs(2), each representing 100 Class H ordinary shares, par value RMB 1.00 per share.

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

A Shares, par value RMB1.00 per share*	161,922,077,818 (3)
H Shares, par value RMB1.00 per share**	21,098,900,000***
(3)	Includes 147,103,617,108 A Shares held by CNPC and 14,818,460,710 A Shares held by the public shareholders.

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

Large Accelerated Filer ☒	Accelerated Filer 	Non-Accelerated Filer 	Emerging Growth Company ☐

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards	☐ Other
as issued by the International Accounting Standards Board

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

Explanatory Note

PetroChina Company Limited (the “Company”) is filing this Amendment No. 1 on Form 20-F (this “Amendment No. 1”) to its annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2023 (the “Original Filing”), to address certain comments from the Staff of the SEC in relation to the Original Filing. Accordingly, we are restating in their entirety the Item 16I of the Original Filing.

No attempt has been made in this Amendment No. 1 to modify or update in any way the financial statements or any other items or disclosures in the Original Filing except as required to reflect the amendments discussed above. Except as otherwise noted herein, this Amendment No. 1 continues to describe conditions as of the date of the Original Filing, and the disclosures contained herein have not been updated to reflect events, results or developments that occurred after the date of the Original Filing, or to modify or update those disclosures affected by subsequent events. Among other things, forward-looking statements made in the Original Filing have not been revised to reflect events, results or developments that occurred or facts that became known to us after the date of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing.

PART II

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

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

As of March 31, 2023, our controlling shareholder, China National Petroleum Corporation (“CNPC”) held 82.62% of our shares. CNPC is a company incorporated and domiciled in the PRC and is wholly owned by the State-owned Assets Supervision and Administration Commission of the State Council of China (“SASAC”), a special commission directly under the State Council of China. Therefore, Chinese governmental entity has controlling financial interest in the Company and its consolidated subsidiaries by virtue of the SASAC’s indirect equity ownership. Please see “Item 4 – Information on the Company — Our Corporate Organization Structure” and the information of the Company’s principal subsidiaries in Note 19 to the consolidated financial statements contained in this annual report.

In addition, the following table sets forth the information with respect to the shareholding structure of the Company’s principal subsidiaries disclosed under Note 19 to the consolidated financial statements included in this annual report that are not wholly owned by the Company as of December 31, 2022.

Principal Subsidiaries(1)	Shareholding by the Company	Voting Rights of the Company	Shareholding by Other Entities Controlled by PRC Governmental Entities	Shareholding by Other Entities or Public Investors
CNPC Exploration and Development Company Limited	50%	57.14%	50%	—
PetroChina Sichuan Petrochemical Company Limited	90%	90%	10%	—
KunLun Energy Company Limited	54.38%	54.38%	3.2%	42.42%

 Notes:

1.	Other than KunLun Energy Company Limited (“Kunlun Energy”), which was incorporated in Bermuda, both other principal subsidiaries of the Company set forth in this table were incorporated in China. Kunlun Energy is listed on the main board of the Hong Kong Stock Exchange. According to the annual report filed by Kunlun Energy with the Hong Kong Stock Exchange for 2022, as of December 31, 2022, the register of substantial shareholders maintained under Section 336 of the SFO showed that Kunlun Energy has been notified that PetroChina and CNPC held 5% or more of its issued share capital and no other shareholders including any Burmuda government entity held 5% or more of its issued share capital. We understand that a Bermuda government entity may invest in Kunlun Energy’s shares as a public investor from time to time.

The following table sets forth the directors of the Company who are members of the Communist Party of China (“CPC”) and hold a position in the relevant CPC organization:

Name	Position in the Company	Position in the CPC Organization
Houliang DAI	Chairman	The secretary of the CPC Leadership Team of CNPC
Qijun HOU	Vice chairman	A deputy secretary of the CPC Leadership Team of CNPC
Liangwei DUAN	Non-executive director	A deputy secretary of the CPC Leadership Team of CNPC
Yongzhang HUANG	Executive director, president	A member of the CPC Leadership Team of CNPC
Lixin REN	Executive director, senior vice president	A member of the CPC Leadership Team of CNPC
Jun XIE	Non-executive director	A member of the CPC Leadership Team of CNPC

Article 8 and Article 105 in our Articles of Association are in connection with the charter of the CPC. Please refer to our Articles of Association filed as Exhibit 1.1 to this annual report on Form 20-F.

Part III

Item 19 — Exhibits

Exhibit Number	Description of Exhibits
1.1	Articles of Association (as amended on June 9, 2022) (English translation)(3)
2.1	A description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934
4.1	Non-competition Agreement between CNPC and PetroChina (English translation) (1)
4.2	Trademark Licensing Contract between CNPC and PetroChina (English translation) (1)
4.3	Patent and Proprietary Technology Licensing Contract between CNPC and PetroChina (English translation) (1)
4.4	Computer Software Licensing Contract between CNPC and PetroChina (English translation) (1)
4.5	Contract for Transfer of Rights under Production Sharing Contracts between CNPC and PetroChina (English translation)(1)
4.6	Contract for the Supervision of Certain Sales Enterprises between CNPC and PetroChina (English translation) (1)
4.7	Comprehensive Products and Services Agreement, dated August 27, 2020, between CNPC and PetroChina (English translation)(4)
4.8	Letter of Confirmation regarding the Land Use Rights Lease Agreement and Building Lease Agreement, dated August 27, 2020, between CNPC and PetroChina (English translation) (4)
4.9	Production and Operation Agreement between PipeChina and PetroChina (English Translation)(4)
8.1	List of major subsidiaries
11.1	Code of Ethics for Senior Management (2)
11.2	Code of Ethics for Employees (2)
12.1*	Certification of Chairman required by Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of President required by Section 302 of the Sarbanes-Oxley Act of 2002

12.3*	Certification of CFO required by Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chairman required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of President required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.3**	Certification of CFO required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Reserves Report of DeGolyer and MacNaughton for 2022
15.2	Reserves Audit Report of DeGolyer and MacNaughton for 2022
15.3	Reserves Report of Ryder Scott for 2022
15.4	Reserves Report of GLJ Petroleum Consultants for 2022
15.5	Reserves Report of McDaniel & Associates Consultants, Ltd. for 2022
15.6	Consent letter of KWM, as PRC counsel
15.7	Consent letter of KWM, as HK counsel
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)]

*	Filed as exhibits to this Form 20-F.

**	Furnished as exhibits to this Form 20-F.

(1)	Paper filing; incorporated into this annual report by reference to our Registration Statement on Form F-1 (File No. 333-11566) filed with the Commission, as declared effective on March 29, 2000.
(2)	Incorporated into this annual report by reference to the exhibits to Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-15006).
(3)	Incorporated into this annual report by reference to Exhibit 99.2 to Form 6-K (File No. 1-15006) furnished to the Commission on June 10, 2022.
(4)	Incorporated into this annual report by reference to the exhibits to Form 20-F for the fiscal year ended December 31, 2020 (File No. 1-15006).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Very truly yours,

/s/ WANG Hua
Name:	WANG Hua
Title:	CFO and Secretary to Board of Directors

Date: June 3, 2024